Form 20-F
period 2017-12-31
ArcelorMittal
filed 2018-02-15
CIK 1243429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
1,019,916,787
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
Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer, large accelerated filer and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below will be used where applicable.

Name of Subsidiary	Abbreviation	Country
NAFTA
ArcelorMittal Dofasco G.P.	ArcelorMittal Dofasco	Canada
ArcelorMittal México S.A. de C.V.	ArcelorMittal Mexico	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Long Products Canada G.P.	ArcelorMittal Long Products Canada	Canada

Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina

Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique & Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal International Luxembourg S.A.[1]	ArcelorMittal International Luxembourg	Luxembourg

Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P.	ArcelorMittal Mines and Infrastructure Canada	Canada
ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

1.	ArcelorMittal International Luxembourg is managed as part of the Europe segment as of January 1, 2017.

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•	“steel products” are to finished and semi-finished steel products, and exclude raw materials (including those described under “upstream” below), direct reduced iron (“DRI”), hot metal, coke, etc.;

•	“sales” include shipping and handling fees and costs billed to a customer in a sales transaction;

•	“tons”, “net tons” or “ST” are to short tons and are used in measurements involving steel products (a short ton is equal to 907.2 kilograms or 2,000 pounds);

•
“tonnes” or “MT” are to metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds);

•	“Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated May 22, 2017;

•	“crude steel” are to the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters;

•	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or in meters, each of which equals approximately 3.28 feet;

•	“DMTU” or “dmtu” stands for dry metric tonne unit;

•	“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$”, “$”, “dollars”, “USD” or “U.S. dollars” are to United States dollars, the official currency of the United States;

•	“AUD$” or “AUD” are to Australian dollars, the official currency of Australia;

•	“C$” or “CAD” are to Canadian dollars, the official currency of Canada;

•	“CNY” are to Chinese yuan, the official currency of China;

•	“KZT” are to the Kazakhstani tenge, the official currency of Kazakhstan;

•	“UAH” are to the Ukrainian Hryvnia, the official currency of Ukraine;

•	“euro”, “euros”, “EUR” or “€” are to the official currency of the European Union (“EU”) member states participating in the European Monetary Union;

•	“ZAR” are to South African rand, the official currency of the Republic of South Africa;

•	“Ps.” or “MXN” are to the Mexican peso, the official currency of the United Mexican States;

•	“special bar quality” (“SBQ”) are to special bar quality steel, a high-quality long product;

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

•
“Significant Shareholder” are to a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, or (where the context requires) prior owners of the Significant Shareholder’s stake in ArcelorMittal;

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
Financial information
This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2017 and 2016, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2017, 2016 and 2015. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

A.    Selected financial data
The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, prepared in accordance with IFRS as issued by the IASB. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.
Consolidated Statements of Operations

(Amounts in $ millions except per share data)	Year ended December 31,
	2017	2016	2015	2014	2013
Sales	68,679	56,791	63,578	79,282	79,440
Operating income/(loss)	5,434	4,161	(4,161)	3,034	1,197
Net income/(loss) from continuing operations (including non-controlling interest)	4,575	1,734	(8,423)	(974)	(2,575)
Net income/(loss) attributable to equity holders of the parent	4,568	1,779	(7,946)	(1,086)	(2,545)
Net income/(loss) (including non-controlling interest)	4,575	1,734	(8,423)	(974)	(2,575)
Earnings per common share (in U.S. dollars)
Basic earnings (loss) per common share[1,2]	4.48	1.87	(10.29)	(1.43)	(3.40)
Diluted earnings (loss) per common share[1,2]	4.47	1.86	(10.29)	(1.43)	(3.40)
Dividends declared per share[3,4]	0.10	—	—	0.45	0.45
Consolidated Statements of Financial Position

(Amounts in $ millions except share data)	As of December 31,
	2017	2016	2015	2014	2013
Total assets	85,297	75,142	76,846	99,179	112,308
Net assets	40,855	32,325	27,570	45,160	53,173
Share capital	401	401	10,011	10,011	10,011
Basic weighted average common shares outstanding (millions)[2]	1,020	953	772	771	766
Diluted weighted average common shares outstanding (millions)[2]	1,024	955	772	771	766

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

2
Following the Company’s equity offering in April 2016, the earnings (loss) per share for prior periods have been recast in accordance with IFRS for the years ended December 31, 2015, 2014 and 2013, respectively, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price. Following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017, the earnings (loss) per share and corresponding basic and diluted weighted average common shares outstanding for the years ended December 31, 2016, 2015, 2014 and 2013, respectively, have been recast in accordance with IFRS.

3
Following the Company’s equity offering in April 2016, the dividends declared per share for prior periods have been recast for the years ended December 31, 2014 and 2013, respectively, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price. The actual dividends paid were $0.20 and $0.20 per issued share as of December 31, 2014 and 2013, respectively. Following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017, the dividends declared per share for the years ended December 31, 2014 and 2013, respectively, have been recast.

4
The Board has agreed on a new dividend policy which will be proposed to shareholders at the AGM in May 2018. Given the current deleveraging focus, dividends will begin at $0.10/share in 2018 (paid from 2017 results).

B.    Capitalization and indebtedness
Not applicable.
C.    Reasons for the offer and use of proceeds
Not applicable.

D.    Risk factors
ArcelorMittal’s business, financial condition, results of operations, reputation or prospects could be materially adversely affected by one or more of the risks and uncertainties described below.
Risks related to the global economy and the mining and steel industry
Excess capacity, oversupply and destocking cycles in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.
The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs and customer stocking and destocking cycles. The steel industry globally has historically suffered from structural overcapacity, and the current global steelmaking capacity exceeds the current global consumption of steel. This overcapacity is amplified during periods of global or regional economic weakness due to weaker global or regional demand. In particular, China is both the largest global steel consumer and the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing global steel prices in recent years. In 2015, for example, Chinese steel demand declined as a result of weaker real estate sector construction and machinery production, leading to a surge in Chinese steel exports, which more than doubled between 2012 and 2015, increasing by over 56 million tonnes to 112 million tonnes in 2015. The balance between Chinese domestic production and consumption improved in 2017, reflecting improved domestic demand compared to a relatively small increase in production and resulting in a significant decrease in exports. In 2017, overcapacity was reduced somewhat due to the ongoing plan to reduce steel production capacity by 100-150 million tonnes by 2020 announced in 2016 being coupled with the closure of illegal electric induction furnaces forced by the Chinese government and temporary production limits due to environmental policies. These capacity cuts combined with relatively strong domestic demand led to a corresponding reduction in steel exports, down over 30% in 2017. However, should Chinese domestic demand weaken significantly, further rationalization of capacity would likely be needed to avoid exports rising strongly. In addition to China, other developing markets (such as Brazil, Russia and Ukraine) continue to show structural overcapacity after domestic demand fell sharply during recent recessions. Finally, certain developed markets, particularly developed Asia and to a lesser degree Europe, remain in a position of structural overcapacity notwithstanding rationalization steps taken (in particular in Europe) by ArcelorMittal and other producers in recent years.
The overcapacity of steel production in the developing world and in China in particular has weighed on global steel prices in recent years, since China is the largest global steel consumer and, even more directly, by leading to massive exports to developed markets globally and in particular Europe and NAFTA, ArcelorMittal’s principal markets. These exports, often at low prices that may be at or below the cost of production, have depressed steel prices in regional markets world-wide. See “Unfair trade practices in ArcelorMittal’s home markets could negatively affect steel prices and reduce ArcelorMittal’s profitability.”
In addition, excess iron ore supply coupled with decreased demand in iron ore consuming industries, such as steel, led to a prolonged depression of iron ore prices in recent years, which in turn weighed on steel prices as iron ore is a principal raw material in steelmaking. While the supply/demand balance improved in 2017, no assurance can be given that it will not deteriorate again, particularly if Chinese steel demand declines.
A renewed phase of steel and iron ore oversupply, if not counterbalanced by effective trade measures and/or demand increases, would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
Protracted low steel and iron ore prices would be likely to have an adverse effect on ArcelorMittal’s results of operations.
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
As a result of these factors, steel and iron ore prices were under pressure in recent periods and particularly in 2015, with both steel and iron ore reaching lows in 2015 over the last decade. This had a pronounced negative effect on ArcelorMittal’s results of operations, in the form of significant declines in revenues and operating income for 2015. Moreover, the particularly sharp decline in steel prices in the second half of 2015 triggered inventory related losses of $1.3 billion, and the significant decline in iron ore and coal prices led to a $3.4 billion impairment of mining assets and goodwill in the fourth quarter of 2015. Steel prices improved in 2016 compared to the low levels of 2015, but with a high level of volatility, particularly in the fourth quarter of 2016. The significant overall trend in steel prices seen during the fourth quarter of 2016, continued during the first quarter of 2017, followed by a decline during the second quarter of 2017 and a strong rebound in the second half of 2017. Iron ore prices were highly volatile in 2016, hitting a low of $39.51 per tonne on January 13, 2016 and a high of $83.58 per tonne on December 12, 2016. Iron ore prices continued to be volatile in 2017, with a high of $94.86 per tonne on February 21, 2017 and a low of $53.36 on June 13, 2017. Despite the improved prices seen in 2016 and 2017, iron ore prices are expected to remain under pressure from the expected continued oversupply as well as from lower Chinese iron ore demand due to steel capacity cuts.
In addition, while the steel price increases and iron ore price recovery in the second half of 2016 and in 2017 may well be supported by underlying demand trends, the timing and extent of continued price recovery, maintenance of improved price levels or return to prior levels cannot be predicted. In response to the difficult steel and iron ore price environment in recent past years, the Company has implemented a number of cost-saving measures intended to improve operating income (refer to “Item 4B–Information on the Company–Business overview–Competitive strengths–Dynamic responses to market challenges and opportunities” and “Item 4B–Information on the Company–Business overview–Business strategy–Action 2020 plan”), and the Company's resilience to difficult price environments, as well as measures to reduce its cash requirements, including through lower capital expenditures, interest expense and the suspension of dividend payments for the financial years 2015 and 2016. These actions may not prove sufficient to maintain profitability or cash flows, particularly in a renewed scenario of prolonged low steel and iron ore prices, in which case, ArcelorMittal’s results of operations and financial condition would be adversely affected.
Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.
The prices of steel, iron ore, coking coal, coke and scrap have been highly volatile in recent years. Iron ore spot prices reached a low at the end of December 2015 of $38.50 per tonne. In the second half of 2016, coking coal prices rose sharply and suddenly, largely driven by a sharp drop in Chinese domestic coking coal production as well as maintenance and operational production issues in Australian coking coal mines during the period. Hard coking coal (“HCC”) spot prices rose from $92 per tonne at the beginning of July to $212.50 per tonne on September 29, 2016 and a maximum of $310 per tonne on November 8, 2016, and finally closing the fourth quarter with a spot average at $266.15 per tonne. In 2017, coking coal prices were again highly volatile, dropping to a monthly average of $155.18 per tonne in March 2017 and then spiking to $300.04 per tonne on April 17, 2017 due to supply disruptions.
Steel prices have also demonstrated significant volatility. Steel prices dropped to $353 per tonne at the end of 2015, exceeding historical lows. Steel prices rebounded strongly in 2016, from a low of $338 per tonne in January up to a peak of $506 per tonne in June 2016. The second half of 2016 started with a short-lived price softening to $452 per tonne in July, followed by a steady increase towards year end reaching $595 per tonne in December 2016. The average hot rolled coil price for the first half of 2017 in the United States was $688 per tonne as compared to $547 per tonne (an increase of $141 per tonne year-on-year) for the first half of 2016 and in the second half of 2017 prices averaged at $686 per tonne representing a $68 per tonne increase compared to the second half of 2016. See “Item 5—Operating and financial review and prospects—Steel prices” for more information.

Volatility in steel and raw material prices can result from many factors including: trends in demand for iron ore in the steel industry itself, and particularly from Chinese steel producers (as the largest group of producers); industry structural factors (including the oligopolistic nature of the sea-borne iron ore industry and the fragmented nature of the steel industry); the expectation or imposition of corrective trade measures; massive stocking and destocking activities (sudden drops in prices can lead end-users to delay orders pushing prices down further), as occurred most recently toward the end of 2015 and early 2016 ; speculation; new laws or regulations; changes in the supply of iron ore, in particular due to new mines coming into operation; business continuity of suppliers; changes in pricing models or contract arrangements; expansion projects of suppliers; worldwide production, including interruptions thereof by suppliers; capacity-utilization rates; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters, political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers and the availability and cost of transportation.
As a producer and seller of steel, the Company is directly exposed to fluctuations in the market price for steel, iron ore, coking coal and other raw materials, energy and transportation. In particular, steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke, and the production of direct reduced iron, the production of steel in EAFs and the re-heating of steel involve the use of significant amounts of energy, making steel companies dependent on the price of and their reliable access to supplies of raw materials and energy. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines (the Company’s self-sufficiency rates were 50% for iron ore and 13% for PCI and coal in 2017), it nevertheless remains exposed to volatility in the supply and price of iron ore, coking coal and coke given that it obtains a significant portion of such raw materials under supply contracts from third parties. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4.B—Information on the Company—Business overview—Mining products—Other raw materials and energy”.
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
Another area of exposure to price volatility is energy and transportation. Freight costs (i.e., shipping) are a substantial component of ArcelorMittal’s cost of goods sold. Freight costs were particularly low in the second half of 2015 due, among other things, to depressed oil prices and demand. Ocean freight market rates for dry cargo remained low but volatile during 2016 with the Baltic Dry Index (“BDI”) reaching its lowest value historically in February 2016 at 290 points but recovering during the year driven by heavy demolition of ships and an increase in Chinese demand in the fourth quarter of 2016. Ocean freight prices then increased significantly in the first half of 2017 to an average of 975 points, reflecting increased iron ore activity from Brazil and increased imports of iron ore and coal into China and overall the BDI increased by 70% year-on-year and averaged 1,145 points in 2017, primarily due to an increase in iron ore, coal and grain cargoes into China. If freight costs were to increase before iron ore or steel prices, this would directly and mechanically weigh on ArcelorMittal’s profitability (although it would make imports less competitive).
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

In 2015, global apparent steel consumption contracted notably in China and most of ArcelorMittal’s core markets except Europe. In 2016, global steel demand improved particularly in China where demand grew slightly. This was due to a rebound in real estate sales leading to growth in newly started floor space, the strength of auto and the rebound of machinery from declines seen in 2015. Growth continued in China in 2017, but is expected to continue to moderate as monetary policy tightens, net exports decrease and fiscal policies used to support growth become more intermittent. Europe is a major market for ArcelorMittal, whose results have suffered in prior years from recession and stagnation. European demand has grown since 2013 as the steel consuming sectors, particularly automotive, have gradually improved. Indications are that 2017 has seen the strongest GDP growth in a decade driven by a broad-based recovery in all sectors of the economy. However, risks remain due to policy uncertainty, still unsolved sovereign debt issues in many southern European countries and the direction of the Brexit negotiations. The process and the economic effects of Brexit are uncertain, and its consequences are expected to be far-reaching and include potential trade barriers, custom duties, logistic issues and restrictions to the free movement of people. Economic conditions have also improved in many of ArcelorMittal’s other markets, including Brazil and the CIS, but such improvements may prove fragile; and economic conditions have remained difficult in South Africa.
The short-term outlook for 2018 global GDP growth is to continue to strengthen to 3.2%, the best since 2011 and up from 3% in 2017. Leading indicators support a pick-up in U.S. growth, continued growth over 2% in Europe, a modest slowdown in China and increasing growth in emerging markets supported by buoyant capital inflows and firm commodity prices. However, there remains many risks to the global outlook including (among other things) geopolitical tensions globally; political tensions in Europe; threats to globalization by renewed protectionism; high debt and an aging population causing Chinese growth to slow sharply. A materialization of these risks could depress demand for (and hence the price of) steel and iron ore and therefore have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
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
Instances of such perceived dumping have been especially acute in recent years, and China has been accused by several countries and market participants of engaging in the widespread dumping of significant amounts of low-cost steel products in several markets. Chinese imports in key ArcelorMittal markets increased significantly since 2009 but peaked in 2014 into the U.S. and 2015 into EU28 and globally fell a further 30% in 2017. Chinese finished steel exports to the EU increased from 1.5 million tonnes in 2009 to 7.0 million tonnes in 2015. Since 2015, the exports have fallen by over 45%, to 5.8 million tonnes in 2016 and 3.8 million in  2017 and imports remain above the average since 2000. Chinese exports into North America increased from under 1 million tonnes in 2010 to 3.4 million tonnes in 2014 before declining to 1.1 million tonnes in 2016 due in particular to the imposition of duties (as noted below) before increasing to around 1.3 million tonnes in 2017. Industry studies suggest that Chinese low-cost steel exports benefit from significant state support, which allows for the sale of such steel products at artificially low prices, including at a loss to producers, which has a significant negative impact on global steel prices and the industry more generally. Moreover, while China is widely considered the most significant exporter of artificially low-cost steel products, several other countries are suspected to engage in similar unfair trade and pricing practices in the steel industry. In response, in the United States, final affirmative duty measures have been adopted with respect to all four of ArcelorMittal’s flat products categories: corrosion-resistance steel, cold-rolled coil, hot-rolled coil and plate. Anti-circumvention investigations on cold-rolled coils and corrosion-resistant steel products from China (through Vietnam) are ongoing: the Department of Commerce (the "DOC") announced an affirmative preliminary determination on December 6, 2017 and importers are required to post cash deposits for potential AD/CVD duties. On April 20, 2017, a national security investigation (Section 232) with respect to steel imports was initiated in the United States. The DOC report was sent to the Trump Administration on January 11, 2018, after which the administration has 90 days to decide what action to take, if any. In Europe, definitive measures have been adopted for cold-rolled coils versus China and Russia, for hot-rolled coil and heavy plate imports from China. The European Commission has also adopted duties for four of the five countries subject to hot-rolled coil anti-dumping investigations (Brazil, Iran, Ukraine and Russia, with Serbia excluded), and final measures were approved in December 2017 on imports from China of corrosion resistant steel (HDG non-auto).
Additionally, the Company has collaborated to pursue anti-dumping actions in Canada, Mexico and Brazil (See “Item 4.B—Information on the Company—Business overview—Government regulations—Foreign trade”).

Against this backdrop of increasing dumping and other unfair trade and pricing pressures, China is lobbying members of the World Trade Organization (“WTO”) for immediate “Market Economy Status” (“MES”) in light of the expiry on December 11, 2016 of certain protocols to its 2001 accession to the WTO. MES is a bilateral designation that is granted individually by a given country and can be made on the basis of a legal or political determination. Several countries, including several in markets in which ArcelorMittal operates, have already granted China MES and a day after the expiration of the subparagraph “a” of article 15 (December 12, 2016) of  the accession protocol of China to the WTO regarding the methodology for calculating the dumping margins, China notified the WTO Secretariat that it had requested dispute consultations with the United States and the European Union regarding special calculation methodologies used by the U.S. and EU in anti-dumping proceedings. The WTO established a panel to review the dispute with respect to the EU. In November 2017, the United States submitted a statement to the WTO, as a third party brief in support of the European Union in a dispute with China, formally opposing granting China market economy status; the dispute is ongoing at the WTO. On December 19, 2017, the EU published its approved amendments of the Anti-Dumping Regulation (EU) 2016/1036 (New Antidumping Methodology-NADM), which changes the way the EU will treat China in new Anti-Dumping cases. No assurance can be given as to whether or when the U.S., Brazil or other countries will grant MES to China. A country’s decision to grant MES to China would substantially reduce the anti-dumping duty margins that it may apply against China pursuant to the rules of WTO, which would encourage or at least fail to discourage China’s exportation of unfairly traded steel products into several markets in which ArcelorMittal operates. See “Item 4.B-Information on the Company-Business overview-Foreign trade” for more information.
A continuation or an increase in exports of low-cost steel products from developing countries, along with a lack of effective remedial trade policies, would continue to depress steel prices in various markets globally, including in ArcelorMittal’s key markets.  See “Item 4.B—Information on the Company—Business overview—Government regulations”.
Conversely, ArcelorMittal has exposure to the effects of trade sanctions and barriers due to the global nature of its operations. Various countries have in the past instituted trade sanctions and barriers and the recurrence of such measures, or the imposition of the above-mentioned anti-dumping legislation, could adversely affect ArcelorMittal’s business by limiting the Company’s access to steel markets. In the United States, the U.S. Congress and Trump administration may make substantial changes in legislation, regulation and government policy directly affecting ArcelorMittal’s business (in particular exports from Canada or Mexico into the United States) or indirectly affecting the Company because of impacts on its customers and suppliers. In particular, President Trump has initiated renegotiations of the NAFTA trade agreement and has made comments suggesting that he may negotiate other free trade agreements. It remains unclear to what extent such negotiations will result in a modification or termination of such agreements by the United States.
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
In many applications, steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), concrete, composites, glass, plastic and wood. In particular, as a result of increasingly stringent regulatory requirements, as well as developments in alternative materials, designers, engineers and industrial manufacturers, especially those in the automotive industry, are increasing their use of lighter weight and alternative materials, such as aluminum, composites and plastics in their products. For example, carmakers are using more aluminum than in the past although this trend is limited to premium vehicles and to specific parts like doors and hoods.
While ArcelorMittal has introduced new advanced high-strength steel products, such as Usibor® 2000, Ductibor® 1000 and new 3rd generation AHSS for cold stamping in the range Fortiform®, new engineering S-in motion® projects and a dedicated electric iCARe® range to respond to the shift toward electric cars (see “Item 4.B—Information on the Company—Business overview—Sustainable development—Competitive strengths—Outcome 2: Products that accelerate more sustainable lifestyles”), loss of market share to substitute materials, increased government regulatory initiatives favoring the use of alternative materials, as well as the development of additional new substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.

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
Compliance with new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (“CO2”), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The EU has established greenhouse gas regulations and is revising its emission trading system for the period after 2020 in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. In Kazakhstan the government has installed a domestic trading system which currently is in a pilot phase but would be similar to the EU system. South Africa envisages to start with a CO2 tax system in 2018. The United States required reporting of greenhouse gas emissions from certain large sources beginning in 2011. Although at the federal level the current administration is seeking to delay further regulation of greenhouse gas emissions, emissions trading regimes and other initiatives are continuing to be pursued at the state and regional level. Various regulations are in consideration or recently implemented in Argentina, Ukraine and Canada as further described in “Item 4B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations”.
Further measures may be enacted in the future. In particular, in December 2015, the 195 countries participating in the United National Framework Convention on Climate Change reached an international agreement, the Paris Agreement. The Paris Agreement aims to implement the necessary drivers to achieve drastic reductions of carbon emissions. The Company takes this message seriously and investigates its possibilities to contribute to this by developing research and development programs, investigating its technical possibilities to reduce emissions (the Company’s emission footprint in 2016 was approximately 200 million tonnes) and following the state of knowledge on climate change closely. Please refer to “Item 4B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” for further detail on the objectives.

Such obligations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax or acquisition of emission rights at market prices, emissions controls, reporting requirements, or other regulatory initiatives, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales. Moreover, the EU Commission’s decision to further reduce the allocation of CO2 emission rights to companies could negatively impact the global industry, as the amount of such rights is currently at the edge of covering technically achievable operating conditions. ArcelorMittal currently expects that CO2 emissions regulations will result in increased costs in Europe starting in 2020.
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
As of December 31, 2017, ArcelorMittal had total debt outstanding of $12.9 billion, including $2.8 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $10.1 billion of long-term indebtedness. As of December 31, 2017, ArcelorMittal had $2.8 billion of cash and cash equivalents, including restricted cash of $0.2 billion, and $5.5 billion available to be drawn under existing credit facilities. The Company also relies on its true sale of receivables programs ($5.0 billion of trade receivables sold and outstanding at December 31, 2017), as a way to manage its working capital cycle.
An increase in ArcelorMittal’s level of debt outstanding could have adverse consequences, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions. Substantial increases in the Company's gearing could affect its ability to, and the conditions under which it might, access financial markets to refinance maturing debt on acceptable terms.

ArcelorMittal’s access to financial markets for refinancing also depends on the conditions in the global capital and credit markets, which are volatile. Under such circumstances as occurred during the 2008/2009 financial and economic crisis and again at the height of the eurozone sovereign debt crisis in 2012, the Company could experience difficulties in accessing the financial markets on acceptable terms or at all. While ArcelorMittal has made substantial progress in deleveraging, further reductions in “net debt” (i.e., long-term debt net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments) continues to be a key focus, and no assurance may be given that it will succeed.
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
In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry and mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally, and any future downgrades could lead to an increase in its cost of borrowing. The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and downgrades that occurred in 2012 and 2015 resulted in increased interest expense.
ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 4.25 to one (See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”). As of December 31, 2017, the Company was in compliance with the Leverage Ratio.
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
Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or from floating to fixed. ArcelorMittal had exposure to 88% of its long-term debt at fixed interest rates and 12% at floating rates as of December 31, 2017.
Finally, ArcelorMittal has foreign exchange exposure in relation to its debt, approximately 52% of which is denominated in euros as of December 31, 2017, while its financial statements are denominated in U.S. dollars. This creates balance sheet and income statement exposure, with a depreciation of the U.S. dollar against the euro leading to an increase in debt (including for covenant compliance measurement purposes) and the recognition of foreign exchange losses.
See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”.

ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.
Difficult operating conditions in recent years, due in particular to macroeconomic conditions and supply/demand trends, have reduced ArcelorMittal’s operating profitability, decreased its positive cash flows and reduced its profitability. The steel industry has historically been cyclical, periodically experiencing difficult operating conditions. In light of this, ArcelorMittal has historically and increasingly in recent periods, taken initiatives to reduce its costs and increase its operating efficiency. These initiatives have included various asset optimization and other programs throughout the Company. The most recent of these programs is the Action 2020 plan announced in February 2016 that includes, among other aspects, several efficiency improvement initiatives. While the Company has partially implemented the plan across all segments, continued implementation of cost saving and efficiency improvement initiatives is subject to operational challenges and limitations. Failure to implement fully such initiatives would prevent the attainment of announced profitability or cash flow improvement targets, and more generally could have a material adverse effect on the Company’s profitability and cash flow.
ArcelorMittal’s mining operations are subject to risks associated with mining activities.
ArcelorMittal's mining operations are subject to the hazards and risks usually associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, the hazards associated with open-pit mining operations include, among others:

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
ArcelorMittal’s reported reserves are estimated quantities of the ore and metallurgical coal that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond ArcelorMittal’s control. The process of estimating reserves involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the estimated amounts of ore or coal will be recovered or that it will be recovered at the anticipated rates. Estimates may vary, and results of mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual market conditions, production experience and other factors. Fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a revision of reserves. In particular, a prolonged period of low prices or other indicators could lead to a review of the Group’s reserves. Such review would reflect the Company’s view based on estimates, assumptions and judgments and could result in a reduction in the Group’s reported reserves. The Group’s reserve estimates reported in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2017. As a result, if the average contracted prices remain in 2018 at, near or below the low levels in the fourth quarter of 2015 and in the first half of 2016, the Company’s estimates of its reserves at year-end 2018 may decline.
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
ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties completing planned acquisitions or integrating acquired companies could harm ArcelorMittal’s future results of operations, financial condition and prospects.

The Company was formed and subsequently grew through mergers and acquisitions. It curtailed large-scale M&A activity for years following the 2008 financial crisis. More recently, it has resumed targeted acquisitions, including its acquisition (via a joint venture) of Calvert, its proposed acquisition of Votorantim and its proposed acquisition of Ilva S.p.A. and certain of its subsidiaries (“Ilva”), Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. See “ArcelorMittal may fail to realize the acquisition of Ilva, and, if the acquisition is completed, ArcelorMittal may fail to implement its strategy with respect to Ilva." Both of the proposed acquisitions are subject to condition, including receipt of antitrust approvals.

To the extent ArcelorMittal continues to pursue significant acquisitions, financing of such acquisitions may result in increased debt, leverage and gearing. Acquisitions also entail increased operating costs, as well as greater allocation of management resources away from daily operations. Managing acquisitions requires the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations, the adoption of manufacturing best practices, handling any labor disruptions that may arise, attracting and retaining qualified management and personnel (particularly to work at more remote sites where there is a shortage of skilled personnel) as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage acquisitions could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal may fail to realize the acquisition of Ilva, and, if the acquisition is completed, ArcelorMittal may fail to implement its strategy with respect to Ilva.

The acquisition of Ilva is subject to certain conditions precedent, including receipt of antitrust approvals. There is no guarantee the acquisition will be completed or will not entail substantial divestitures as antitrust remedies. ArcelorMittal notified AM InvestCo’s proposed acquisition of Ilva to the European Commission on September 21, 2017, and submitted commitments on October 19, 2017. On November 8, 2017, the European Commission indicated it was initiating a Phase II review of the proposed acquisition and would request that ArcelorMittal offer more concessions to address competition concerns. If the Company is unable to complete the acquisition of Ilva, it could incur breakage costs and liabilities and its European market strategy would be adversely affected.

If the acquisition of Ilva is completed, the Company may encounter difficulties in integrating Ilva or in implementing its strategy with respect to Ilva. In particular, ArcelorMittal plans to implement a significant environmental plan to bring Ilva up to and beyond EU environmental standards, to invest to improve the operational performance of Ilva’s assets, to rebuild client confidence and to integrate Ilva’s personnel and apply the Company’s best practices and expertise. There is no guarantee that the Company will be successful in implementing its strategy or in realizing the expected benefits of the acquisition in full or at all.

ArcelorMittal’s greenfield and brownfield investment projects are inherently subject to financing, execution and completion risks.
The Company has announced a number of greenfield or brownfield development projects, some of which are or may be ongoing. Please refer to “Item 4.A—Information on the Company—History and development of the Company—Updates on previously announced investment projects” for further information on greenfield projects the Company has announced. To the extent these projects go forward, they would entail substantial capital expenditures, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources, local opposition to land acquisition or project development, managing relationships with or obtaining consents from other shareholders, revision of economic viability projections, demand for the Company’s products, local environmental or health-related conditions (such as the Ebola epidemic in Liberia in 2014-2015), and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its development projects. The Company cannot guarantee that it will be able to execute its greenfield or brownfield development projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment. Conversely, should the Company decide to postpone or cancel development projects, it could incur various negative consequences such as litigation or impairment charges.
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
In addition, certain of these joint ventures and associates are currently experiencing, or may in the future experience, difficult operating conditions and/or incur losses. Difficult operating conditions in joint ventures and associates in which ArcelorMittal has invested may expose it to loss of its investment, requirements for additional investments or calls on guarantees. For example, ArcelorMittal’s joint venture Al Jubail’s financial situation has been negatively impacted by a slower than expected ramp-up of operations and may require further funding. ArcelorMittal has provided shareholder loans to assist with funding and additional equity funding is expected from the other partners. ArcelorMittal’s investment in and loans to the joint venture was $152 million at December 31, 2017 following the recognition of its share in net losses. The Company has also guaranteed $382 million of Al Jubail’s external debt. In addition, as of December 31, 2017, ArcelorMittal had given $1.0 billion in guarantees on behalf of other associates and joint ventures including $406 million issued on behalf of Calvert. See notes 2.4.1, 2.4.2 and 8.3 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal’s investments in joint ventures and associates may also result in impairments. For example, in 2014, the Company recorded an impairment charge of $621 million on its investment in China Oriental, following a revision of business assumptions in the context of an economic slowdown in China. In 2015, the Company also recorded an impairment charge of $283 million in respect of its joint venture investment in Kalagadi Manganese (Proprietary) Ltd, reflecting a write down of the full carrying amount of the investment and loans as a result of a downward revision of cash flow projections resulting from the expectation of the persistence of a lower manganese price outlook. As of December 31, 2017, ArcelorMittal’s investments accounted for under the equity method had a book value of $5.1 billion, including DHS Group ($1,051 million), China Oriental ($835 million), Gonvarri ($566 million) and Baffinland ($402 million).
A Mittal family trust has the ability to exercise significant influence over the outcome of shareholder votes.
As of December 31, 2017, a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal and Mrs. Usha Mittal and their children are the beneficiaries, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares amounting (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares held directly by Mr. and Mrs. Mittal) to 382,241,301 shares, representing 37.41% of ArcelorMittal’s outstanding shares. See “Item 7.A—Major shareholders and related party transactions—Major shareholders”. As a result, the trust has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The trust also has the ability to significantly influence a change of control of ArcelorMittal.

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
As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. These subsidiaries may also experience operating difficulties that impact their cash flows. ArcelorMittal South Africa, for example, has been experiencing significant difficulties in recent years. In order to decrease its significant outstanding debt, in January 2016, ArcelorMittal South Africa conducted a rights offering entirely underwritten by ArcelorMittal that resulted, via the repayment of an outstanding intragroup loan of R3.2 billion and an additional cash injection by ArcelorMittal of approximately R460 million, in ArcelorMittal’s shareholding in ArcelorMittal South Africa increasing from 52% to 71%.
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

If certain of management’s estimates change during a given period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2017 and 2016, the Company recorded impairment charges as a result of the annual impairment test of $160 million and $156 million, respectively, related to tangible assets in the ACIS segment. In 2015, the Company recorded an impairment charge of $3.7 billion including $0.9 billion with respect to the Mining segment goodwill and $2.8 billion related to tangible and intangible assets ($2.5 billion and $0.3 billion in the Mining and ACIS segments, respectively). Following these impairment charges, substantial amounts of goodwill, tangible and intangible assets remain recorded on its balance sheet (there was $5.3 billion of goodwill for the Company, $3.3 billion of tangible assets and $0.8 billion of goodwill for ACIS on the balance sheet at December 31, 2017). No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions deteriorate. In particular, changes in the key assumptions utilized in the impairment test would cause an impairment loss to be recognized in respect of the Brazil segment and an additional impairment loss to be recognized in respect of ACIS. See note 5.3 to ArcelorMittal’s 2017 consolidated financial statements, in particular for a discussion of the assumptions used for determining the Brazil and ACIS segment’s value in use.
ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.
At December 31, 2017, ArcelorMittal had $7.1 billion recorded as deferred tax assets on its consolidated statements of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration. At December 31, 2017, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $7.1 billion was at least $31.3 billion at certain operating subsidiaries.
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
The steelmaking and mining businesses are capital intensive requiring substantial ongoing maintenance capital expenditure. In addition, ArcelorMittal has announced significant investment projects in the past and some are or may be ongoing. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”, “Item 5.F—Operating and financial review and prospects—Tabular disclosure of contractual obligations” and note 8.3 to ArcelorMittal’s consolidated financial statements. ArcelorMittal expects to fund these capital expenditures primarily through internal sources. Such sources may not suffice, however, depending on the amount of internally generated cash flows and other uses of cash, which may require ArcelorMittal to choose between incurring external financing, further increasing the Company’s level of indebtedness, or foregoing investments in projects targeted for profitable growth.
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
A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt the footprint. ArcelorMittal may experience strikes and work stoppages at various facilities. Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal. The risk of strikes and work stoppages is particularly acute during collective bargaining agreement negotiations. For example, in 2017, there was a 72-hour strike notice given at ArcelorMittal Mont Wright (an iron ore mine in Northern Quebec) after the Company's contract offer was rejected.
Faced with temporary or structural overcapacity in various markets, particularly developed ones, ArcelorMittal has in the past sought and may in the future seek to rationalize operations through temporary or permanent idling and/or closure of plants. These initiatives have in the past and may in the future lead to protracted labor disputes and political controversy. For example, in 2017, the announcement of potential restructuring after the completion of the acquisition of Ilva by AM InvestCo (see "Item 4.A Information on the Company—History and development of the Company—Key transactions and events in 2017") led to a 24-hour strike.
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
Certain emerging markets where ArcelorMittal has operations have experienced or are experiencing particularly difficult operating conditions. Brazil, for example, is currently emerging from a severe recession, but its recovery is marred by political uncertainty. Recession continues to loom in South Africa, where the steel and mining industries are subject to a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs, resulting in losses in recent years for ArcelorMittal South Africa.
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
Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Mexico’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Galati’s production facilities in Romania are located in or close to regions prone to earthquakes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. The site of the joint venture AM/NS Calvert (“Calvert”) in the United States is located in an area subject to tornados and hurricanes. ArcelorMittal also has assets in locations subject to Arctic freeze such as the mining facilities through its associate Baffinland and to bush fires, specifically in Kazakhstan and South Africa. More generally, changing weather patterns and climatic conditions in recent years, possibly due to the phenomenon of global warming, have added to the unpredictability and frequency of natural disasters. Damage to ArcelorMittal production facilities due to natural disasters could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition.
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
On December 22, 2017, in the United States, the president signed into law the Tax Cuts and Jobs Act of 2017, which includes substantial changes to the U.S. federal income taxation of individuals and businesses, including decreased tax rates applicable to corporations.  Given the swift enactment late in the year, it is possible that the Company has not yet fully considered potential implications of the new legislation, including any unintended consequences. Such tax reform efforts could lead to an increased risk of international tax disputes and an increase in its effective tax rate, which could adversely affect its financial results.
ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.
ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems. An increasing number of companies, including ArcelorMittal, have recently experienced intrusion attempts or even breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. ArcelorMittal’s corporate website was the target of a hacking attack in January 2012, which brought the website down for several days, and phishing, ransomware and virus attacks have been increasing in more recent years through 2017; for example WannaCry in May 2017 and NotPetya in June 2017 severely impacted various companies worldwide.
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
Since September 2011, ArcelorMittal has been undergoing a deleveraging process to reduce its indebtedness including numerous divestments of non-core assets (see note 2.3 to the consolidated financial statements for the divestments made in 2015 and 2016). Despite ArcelorMittal’s overall strategy of deleveraging, the Company completed an acquisition through a 50/50 joint venture partnership of Calvert in 2014. In 2017, the Company continued to take some strategic investment initiatives, including the signing of a purchase agreement for Votorantim S.A.'s long business and of a lease and obligation to purchase agreement with the Italian Government for Ilva S.p.A.
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
Geography:  ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the CIS region. ArcelorMittal has steel-making operations in 18 countries on four continents, including 47 integrated and mini-mill steel-making facilities. As of December 31, 2017, ArcelorMittal had approximately 197,000 employees.
ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 37% of its crude steel is produced in the Americas, approximately 46% is produced in Europe and approximately 16% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

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
Automotive focus: ArcelorMittal has a leading market share in its core markets in the automotive steel business and is a leader in the fast-growing advanced high strength steels segment. ArcelorMittal is the first steel company in the world to embed its own engineers within an automotive customer to provide engineering support. The Company begins working with original equipment manufacturers (“OEMs”) as early as five years before a vehicle reaches the showroom, to provide generic steel solutions, co-engineering and help with the industrialization of the project. In November 2016, ArcelorMittal introduced a new generation of advanced high strength steels, including new press hardenable steels and martensitic steels. Together, these new steel grades aim to help automakers further reduce body-in-white weight to improve fuel economy without compromising vehicle safety or performance. In November 2017, ArcelorMittal launched the second generation of its iCARe® electrical steels. iCARe® steel grades play a central role in the construction of electric motors. See “Item 4.B— Information on the Company—Business overview—Competitive strengths—Research and development” below for further detail.
Mining Value Chain: ArcelorMittal has a significant portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2017, approximately 50% of ArcelorMittal’s iron-ore requirements and approximately 13% of its PCI and coal requirements were supplied from its own mines. The Company currently has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company currently has coal mining activities in Kazakhstan and the United States.
In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, which is produced from metallurgical coal and is a critical raw material for steel-making, satisfying 94% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 16 deep-water port facilities and linked railway sidings.
ArcelorMittal has its own downstream steel distribution business, primarily run through its Europe segment. It also provides value-added and customized steel solutions through additional processing activities to meet specific customer requirements.
Updates on previously announced investment projects
In the strong market environment that prevailed from 2005 through 2008, the Company announced a series of proposed greenfield and brownfield investment projects. As a result of the severe market downturn in 2008-2009, the Company re-examined its investment projects involving significant capital expenditure and subsequently has continued to reassess the cost-benefit and feasibility calculations of these projects. The Company has adjusted its investment priorities in recent years and has sought to reduce its capital expenditures. In 2018, capital expenditures are expected to be approximately $3.8 billion as compared to capital expenditures of $2.8 billion for the year ended December 31, 2017. Accordingly, while the Company continues to study certain of its key previously announced investment projects summarized below, no assurance can be given that they will proceed. Certain investment projects are highlighted below. For further information on the investment projects underway, please see “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”.

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
Brazil. During the second quarter of 2013, ArcelorMittal restarted its Monlevade expansion project, which was initially expected to be completed in two phases, with the first phase focused mainly on downstream facilities consisting of a new wire rod mill with additional capacity of 1.05 million tonnes of coils per year and estimated investment of $280 million. The investment also included a rebar revamping in Juiz de Fora to increase rebar production from 50,000 to 400,000 tonnes per year replacing equivalent wire rod production capacity that would be transferred to Monlevade. The Monlevade wire rod expansion project was completed in the fourth quarter of 2015 and the Juiz de Fora rebar revamping was concluded in the last quarter of 2014, each in line with its respective budget. The Company does not expect to increase shipments from Monlevade until domestic demand improves. The Juiz de Fora meltshop expansion project to increase meltshop capacity by 200,000 tonnes is currently on hold. A decision regarding the execution of the second phase of the projects (for upstream facilities) will be taken at a later date.
Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of a first amendment to agreements relating to an iron ore mining and infrastructure development project entered into in 2005. A further amendment to the 2006 Mineral Development Agreement was negotiated and ratified in September 2013. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway, developing the Buchanan port for shipping traffic and includes a number of important social initiatives, including providing training and health facilities for employees. Production of direct shipping ore (“DSO”) commenced in the second half of 2011 which increased to a capacity of five million tonnes in 2013 and produced 4.3 million tonnes in 2015. In the current DSO phase, significant cost reductions and re-structuring has continued to ensure competitiveness at current prices. Drilling for orebody extensions commenced and in 2016 the operation was right sized to 2 to 3 million tonnes to focus on its natural Atlantic markets. This repositioning for size and competitiveness also extends the life of the DSO phase at its ageing Tokadeh deposit. In the second half of 2017, ArcelorMittal started DSO operations from the Gangra deposit, which has a lower strip ratio and higher grade DSO. The full annual rate capacity of 5 million tonnes was reached in December 2017.
ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa. While rapid price declines over the period since the force majeure have led to a reassessment of the project, ArcelorMittal is considering transitioning production to a higher grade sinter fines product but in a phased approach as opposed to a major step-up as originally envisaged in phase 2. Extensive tonnage of concentrator feed material is already exposed in readiness for concentrated sinter fines and a feasibility study will begin in 2018 to determine the best business option.
Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of Baffinland Iron Mines Corp. (“Baffinland”), with Nunavut Iron Ore Inc. (“Nunavut Iron Ore”) owning the remaining 30%. In February 2013, ArcelorMittal and Nunavut Iron Ore entered into a joint arrangement and equalized their shareholdings at 50/50. ArcelorMittal retained operator and marketing rights and, in consideration for its increased shareholding, Nunavut Iron Ore assumed certain project funding obligations. During 2015, 2016 and 2017, following part of the capital increases being subscribed only by Nunavut Iron Ore, ArcelorMittal’s shareholding decreased to 46.08%, 44.54% and 31.07%, respectively. The project began commercial production in 2016 (for further details, see “Item 4.D–Information on the Company—Property, plant and equipment”).

Baffinland also has unconditionally approved Phase 3 of the project, which involves the construction of a railway to replace the existing truck-haul operation for transport of iron ore from Mary River to Milne Inlet, as well as expansion of mining, crushing and screening operations and port shiploading capacity. The objective of Phase 3 is to increase production capacity to 12 million tonnes per year. Baffinland has budgeted approximately $936.8 million of capital expenditures for Phase 3, which will be funded with operating cash flows, additional equity and new debt. Nunavut Iron Ore has committed to provide up to $450 million of equity funding for Phase 3.ArcelorMittal had an option to provide up to $85 million of equity funding for Phase 3 which expired on October 31, 2017 and was not exercised, resulting in a subsequent dilution of ArcelorMittal’s shareholding, the details and implementation of which are currently being finalized. If Nunavut or other parties fund further phases, it would result in further dilution of ArcelorMittal’s shareholding. Since August 2016, ArcelorMittal and Nunavut Iron Ore share operator rights for Baffinland’s operations. Subject to completion of Phase 3, ArcelorMittal maintains shared operator rights until June 30, 2018 (which could be extended to December 31, 2018) and will continue to retain marketing rights until December 31, 2019.
Key transactions and events in 2017
ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2017 are summarized below:

•
During 2017, ArcelorMittal completed several financing and repayment transactions. Please refer to “Item 5B—Operating and financial review and prospects—Liquidity and capital resources—Financings” for a summary of the transactions.

•
During 2017, ArcelorMittal completed certain divestment and other investment transactions not listed below. Please refer to notes 2.3 and 2.5 to the consolidated financial statements within this report for a summary of the transactions.

•
On August 25, 2017, ArcelorMittal completed the sale (per a sales agreement entered into in October 2016) of its 50% shareholding in Kalagadi Manganese (Proprietary) Limited to Kgalagadi Alloys (Proprietary) Limited for consideration to be paid during the life of the mine, which is contingent on the financial performance of the mine and cash flow availability.

•
On August 7, 2017, ArcelorMittal USA and Cliffs Natural Resources (“Cliffs”) agreed that Cliffs would acquire ArcelorMittal USA’s 21% ownership interest in the Empire Iron Mining Partnership for $133 million plus the assumption of all partnership liabilities. The payment of $133 million will be in three equal installments with the first payment of $44 million in August 2017, and the two subsequent payments to be received in August of 2018 and 2019.

•
On June 28, 2017, the consortium formed by ArcelorMittal and Marcegaglia signed a lease and obligation to purchase agreement with the Italian Government for Ilva S.p.A. and certain of its subsidiaries (“Ilva”). Intesa Sanpaolo will formally join the consortium before the transaction closes. Ilva is Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. The purchase price amounts to €1.8 billion, with annual leasing costs of €180 million to be paid in quarterly installments. The assets will be transferred to AM InvestCo Italy Srl ("AM InvestCo") free of long term liabilities and financial debt and include €1 billion of net working capital, subject to adjustment. Ilva’s assets will be initially leased with rental payments qualifying as down payments against the purchase price. The lease is for a minimum period of two years. The closing of the transaction is subject to certain conditions precedent, including receipt of antitrust approvals. With respect to antitrust approvals, ArcelorMittal notified the European Commission of AM InvestCo's proposed acquisition of Ilva on September 21, 2017, and submitted commitments on October 19, 2017. On November 8, 2017, the European Commission initiated a Phase II review of AM InvestCo’s proposed acquisition of Ilva and ArcelorMittal confirmed it will continue to work closely and constructively with the Commission to explain the dynamics of the steel industry, the rationale of the proposed acquisition and the benefits it will bring to industry, customers, the environment and the local economy. The Company continues to engage in dialogue with the Commission seeking to secure approval for this transaction.

The agreement includes industrial capital expenditure commitments over a seven-year period of approximately €1.3 billion with an investment program focused on blast furnaces, steel shops and finishing lines. It also includes environmental capital expenditure commitments of approximately €0.8 billion and environmental remediation commitments of approximately €0.3 billion, the latter of which will be funded with funds seized by the Italian Government from the former shareholder.

The Company has identified synergies of €310 million which are targeted by 2020 (excluding impact from fixed cost reductions and volume improvements).

•
On June 21, 2017, as a result of the extension of the partnership between ArcelorMittal and the Bekaert Group in the steel cord business in Brazil, the Company completed the acquisition of a 55.5% controlling interest in Bekaert Sumaré Ltda. from the Bekaert Group and renamed it ArcelorMittal Bekaert Sumaré Ltda., a manufacturer of metal ropes for automotive tires located in the municipality of Sumaré/SP, Brazil. The Company agreed to pay a total cash consideration of €56 million ($63 million) of which €52 million ($58 million) settled on closing date and €4 million ($5 million) to be paid subsequently upon conclusion of certain business restructuring measures by Bekaert.

•
On May 22, 2017, following the approval of the Extraordinary General Meeting of shareholders of ArcelorMittal held on May 10, 2017, ArcelorMittal completed a reverse stock split and consolidated each three existing shares in the Company without nominal value into one share without nominal value. See “Item 10.A—Additional information—Share capital.”

•	On March 1, 2017, ArcelorMittal’s Board of Directors took note of Mr. Wilbur Ross’ resignation from the Board as a consequence of his confirmation as United States Secretary of Commerce.

•
On February 23, 2017, ArcelorMittal and Votorantim S.A. announced the signing of an agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a non-controlling interest in ArcelorMittal Brasil. Votorantim’s long steel operations in Argentina (Acerbrag) and Colombia (PazdelRío) were not included in the transaction. The combination of the businesses is expected to result in a long product steel producer with annual crude steel capacity of 5.6 million tonnes and annual rolling capacity of 5.4 million tonnes. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Cariacica, Juiz de Fora, Piracicaba and Itaúna, and Votorantim Siderurgia’s production sites at Barra Mansa, Resende and its participation in Sitrel, in Três Lagoas. The merger is expected to generate cost, logistical and operational synergies. The combined businesses’ production facilities are geographically complementary, enabling closer proximity and higher levels of service to its customer base. On February 7, 2018, the Brazilian antitrust authority CADE approved the transaction, which is expected to close during the first half of 2018, subject to the fulfillment of divestment commitments by ArcelorMittal Brasil. Until closing, ArcelorMittal Brasil and Votorantim Siderurgia will remain fully separate and independent companies.

•
On January 27, 2017, China Oriental, a Chinese integrated iron and steel conglomerate listed on the Hong Kong Stock Exchange (“HKEx”) in which ArcelorMittal held a 47% associated interest, announced the completion of a share placement order to restore the minimum 25% free float requirement as per the HKEx listing requirement. The trading of China Oriental’s shares, which had been suspended since April 29, 2014, resumed on February 1, 2017. Following this share placing, ArcelorMittal’s interest in China Oriental decreased to 39%.

Recent developments

•
On February 12, 2018, ArcelorMittal announced that its subsidiary ArcelorMittal India Private Limited ("AMIPL") has submitted an offer for Essar Steel India Limited ("Essar"), an Indian steel company, in the framework of the corporate insolvency resolution process. In its offer, AMIPL set out a detailed industrial plan for Essar aimed at improving its performance and profitability and ensuring it can participate in the anticipated growth of steel demand in India. Essar is an integrated flat steel producer, with its main production facility in Gujarat.  It has a nameplate crude steel capacity of 9.6 million tonnes per year, although the current maximum achievable crude steel production level is 6.1 million tonnes per year, due to a bottleneck in the steelmaking and casting process.

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
Five key strategic enablers
Critical to implementing this strategy are five key enablers:
A clear license to operate. Many of ArcelorMittal's businesses are located in regions that are in the early stages of economic development. Practically all are resource-intensive. The Company recognizes that it has an obligation to act responsibly towards all stakeholders.  ArcelorMittal's commitment to sustainability is outlined below. See "Item 4.B—Information on the Company—Business overview—Competitive strengths—Sustainable development." Sustainability is a core value that underlies ArcelorMittal's efforts to be both the world’s safest steel and mining company and a responsible environmental steward.
A strong balance sheet. The Company has made good progress in recent years in strengthening its balance sheet. Although further deleveraging remains a priority, the progress achieved to date means that the Company is now in a position to have more balance and flexibility in its capital allocation and the Company can, on a selective basis, pursue organic or acquisitive growth opportunities.
A decentralized organizational structure. ArcelorMittal's scale and scope are defining characteristics that give it a competitive advantage. They also introduce complexity and the risks of inefficiency, bureaucracy and diffuse accountability. To manage these risks, the Company favors a structure in which the responsibility for profit and loss is focused on business units aligned with markets.
Active portfolio management. Throughout the Company's history, it has sought to grow and strengthen the business through acquisitions. That remains the case. The acquisition of existing assets and businesses is typically seen as a more attractive growth path than greenfield investment. The Company is, however, also willing to dispose of businesses that cannot meet its performance standards or that have more value to others.
The best talent. ArcelorMittal's success will depend on the quality of its people, and its ability to engage, motivate and reward them. As detailed below, the Company is committed to investing in its people and ensuring a strong leadership pipeline. See "Item 4.B.—Information on the Company—Business overview—Employee development." It will continue to improve its processes to attract, develop and retain the best talent.
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
Some of the key segment initiatives included in the Action 2020 plan at the time of launch were as follows:

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

•
NAFTA: The downstream footprint optimization in the U.S. has been completed and targets yielding a minimum of $250 million improvement in operating income. The Company intends to continue to ramp-up Calvert to full capacity during 2016 and 2017 and this is anticipated to deliver a minimum of $250 million operating income improvement. Other projects are expected to boost the HAV mix and generate further improvement.

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
Competitive strengths
As shown by the following graph, ArcelorMittal has a diversified portfolio of steel and mining products to meet a wide range of customer needs across many steel-consuming sectors, including automotive, appliance, engineering, construction, energy and machinery and via distributors.
* Other steel sales mainly represent metal processing, machinery, electrical equipment and domestic appliances
**Other sales mainly represent slag, waste, sale of energy, transport services

The Company believes that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:
Market leader in steel.  ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 113 million tonnes of crude steel for the year ended December 31, 2017. Steel shipments for the year ended December 31, 2017 totaled 85.2 million tonnes.
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
A world-class mining business.  ArcelorMittal has a global portfolio of 14 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2017, ArcelorMittal mines produced 57 million tonnes of iron ore which supplied 50% of the Company’s iron ore requirements, and also produced 6 million tonnes of coking coal and PCI which supplied 13% of the Company’s PCI and metallurgical coal requirements.
The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company has coal mining activities in Kazakhstan and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2017, ArcelorMittal’s iron ore reserves were estimated at 4,090 million tonnes run of mine and its total coking coal reserves were estimated at 224 million tonnes run of mine or 114 million wet recoverable tonnes. See “Item 4D—Information on the Company—Property, plant and equipment—Reserves (iron ore and coal)” for a detailed list of the entities providing reserves and the ownership structure.
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
ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. Its S-in motion® line of solutions is a unique offering to the automotive market that is responsive to OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motion® projects, OEMs can achieve weight reduction with the solutions offered. ArcelorMittal’s new S-in motion® D-Segment project demonstrated that up to 25% weight saving compared to typical 2013 D-Segment vehicles can be reached with the Company's emerging grades such as Fortiform®, the Company's 3rd generation AHSS for cold forming, Usibor® 2000 and Ductibor® 1000, the Company's latest AHSS grades for hot stamping. ArcelorMittal’s automotive products include an innovative ultra-lightweight steel car door, which is less expensive than an aluminum door. Further solutions developed for the pick-up truck market offer weight savings. ArcelorMittal has launched the second generation of its iCARe® electrical steels. iCARe® steel grades play a central role in the construction of electric motors which are used in battery electric vehicles ("BEV"), hybrid vehicles ("HV"), plug in hybrid vehicles ("PHEV") and mild hybrid vehicles ("MHV"). Compared to the first generation, this new iCARe® generation features optimized mechanical, magnetic and thermal properties of the steel.

ArcelorMittal’s product development efforts are not limited to electrical steels for electric motors. The growth of various types of electric vehicles will impact design and manufacturing. For instance, new large mass batteries change the mass distribution of a vehicle and impact the design and manufacturing of the chassis and wheels. Battery protection provides another example: both battery boxes and body structure have to protect batteries in the event of a crash. For these specific cases, AHSS and especially Ultra High Strength Steels will play a major role. AHSS products are among the most affordable solutions on the market for these specific applications. In 2012, ArcelorMittal initiated a development effort for hybrid vehicles with a dedicated S-in Motion project. In a context where the supply of electric vehicles, and especially Battery Electric Vehicles are expected to grow quickly, new projects have been launched to address these new trends. For further details on the new products under development, see "Item 4.B—Information on the Company—Business overview—Competitive strengths—Research and development.”
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
Research and development. Research and Development (“R&D”) provides the technical foundation for the sustainability and commercial success of the Company by stimulating innovative thinking and the continuous improvement of products and processes.
ArcelorMittal believes it possesses leading R&D capabilities among steel producers. Its R&D function aims to develop products that create value for customers, improve ArcelorMittal's competitiveness through process optimization, and make a significant contribution to a sustainable future through the innovation of products and processes that support the Company's 10 Sustainable Development outcomes. It also aims to attract technical talent to the Company. The Company maintains strong academic partnerships with universities and other scientific bodies, and works closely with customers to foster the development of new steel products and solutions that support ArcelorMittal's aim of being the supplier of choice for its customers.
The Company operates 12 research sites around the world, and in 2017, ArcelorMittal's R&D expense was $278 million.
ArcelorMittal's R&D focuses on three main areas:
Maintaining the competitiveness of steel versus alternative materials, particularly among the Company's unique automotive customer base. R&D plays a vital role in supporting the Company's focus on higher-added-value products, especially those designed to meet the evolving needs of the automotive industry - a sector that contributed approximately 18% of the Company’s revenues in 2017, including both flat and long products. ArcelorMittal has pioneered Advanced High Strength Steel (“AHSS”) grades and manufacturing processes that help automotive customers meet demanding new targets for the fuel economy. In 2017, the Company’s R&D activities for automotive focused on the commercialization of new Press Hardened Steels (“PHS”), new grades of third generation AHSS for cold stamping and new coatings. There were also significant design innovations, including the application to front car seats as part of ArcelorMittal's S-in motion® solutions.
The Company works closely with automotive customers, and in 2017 expanded its co-engineering efforts with North American and European car makers. This gives customers the technology and information they need to use the Company's engineering solutions efficiently, as well as a holistic lifecycle analysis that details the environmental footprint of the product from manufacture through use to final disposal and recycling, including CO2 emissions.
For further details of developments in more sustainable solutions for the automotive sector in 2017, see “Item 4.B-Information on the Company-Business overview-Competitive strengths-Sustainable development-Outcome 2: Products that accelerate more sustainable lifestyles”.
Creating niche products to grow ArcelorMittal's non-auto segments. Customers in many industries share the automotive industry's demand for innovative products and processes. The Company aims to deliver similar breakthrough advances in these sectors by creating differentiated products and unique design solutions, all designed to ensure that steel is the customers' material of choice.

Construction is a key sector for ArcelorMittal, accounting for approximately 18% of the Company's direct sales in 2017, and the Company's R&D effort is focused on providing higher value added products which meet customer needs, including their sustainable development objectives. In 2017, the Company finalized its 'steel in modern construction' initiative, which will be rolled out in 2018 and is already providing steel solutions for construction projects in Europe and Brazil. These and other projects are described further in “Item 4.B-Information on the Company-Business overview-Competitive strengths-Sustainable development-Outcome 3: Products that create sustainable infrastructure”.
The Company also continues to respond to the expectations of its customers in the packaging and appliances markets; see “Item 4.B-Information on the Company-Business overview-Competitive strengths-Sustainable development-Outcome 2: Products that accelerate more sustainable lifestyles”.
ArcelorMittal is also developing innovative solutions for the energy segment, both renewable and conventional. For example, ArcelorMittal has improved the corrosion resistance of its line pipe steel. In 2017, the Company made its first successful delivery of an advanced line pipe steel, which comes with the Company's guarantee of the superior properties and service from its steel. The Company also developed a high-strength pressure vessel steel which allows weight savings when used in offshore processing facilities.
Ensuring a continuing and growing contribution to ArcelorMittal's management gains program and environmental footprint through research dedicated to improving the Company's steelmaking processes. The creation of unique processes helps maintain the Company's competitiveness, promote process-driven product development, and drive environmental improvements. In 2017, a number of innovative research-developed technical solutions were deployed across the Company's sites.
In 2017, the Company industrialized its hybrid filtration ("HF") process in Zenica (Bosnia) and Gent (Belgium), and hot commissioning in Dabrowa (Poland). The Company also implemented and industrialized its Accelerated Cooling Technology ("ACCtec"), developed by R&D at ArcelorMittal's Burns Harbor plate mill. ACCtec provides enhanced plate flatness control and superior microstructure, and enables stronger plates for line pipe, offshore structures, as well as for applications in shipbuilding, bridges, buildings, storage tanks and earth-moving equipment.
Numerous additional projects are planned for 2018. For these and other details of R&D's role in reducing ArcelorMittal's environmental impact, delivering energy saving programs and lowering emissions of solids, water and gases, see “Item 4.B—Information on the Company—Business overview—Competitive strengths—Sustainable development—Outcome 5: Trusted user of air, land and water” and “Outcome 6: Responsible energy user that helps create a lower carbon future”.
Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

•
Diversified production process. In 2017, approximately 74 million tonnes of crude steel were produced through the basic oxygen furnace process, approximately 17 million tonnes through the electric arc furnace process and approximately 3 million tonnes of crude steel through the open hearth furnace process. This provides ArcelorMittal with greater flexibility in its raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

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

•
Downstream integration. ArcelorMittal’s downstream integration, primarily through its Europe segment for distribution solutions, enables it to provide customized steel solutions to its customers more effectively. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. In March 2013, in response to worsening market conditions in the steel industry over recent years, the Company announced a management gains improvement target of $3 billion from sustainable selling, general and administrative expenses (“SG&A”), and fixed and variable cost reductions by the end of 2015. Action plans and detailed targets were set and rolled out to the various business units, and progress was monitored and reported upon. In 2015, the Company completed the management gains program, which generated savings of $3 billion. The program targeted cost savings related to reliability, fuel rate, yield and productivity with two-thirds of targeted costs being variable costs.
From late 2011 until 2015, the Company implemented an asset optimization initiative in Europe aimed at maximizing steel production at its lowest cost facilities. Implementation costs (consisting principally of restructuring costs and fixed asset impairments) totaled $2.1 billion (of which $0.8 billion was non-cash). Among other things, the initiatives included mothballing the liquid phase at the Florange site of ArcelorMittal Atlantique & Lorraine, France in 2012 and restructuring ArcelorMittal Liège. In February 2016, the Company announced its Action 2020 plan (see “Item 4.B—Information on the Company––Business overview––Business strategy”) which targets an improvement in operating income of $3 billion, absent any recovery in steel spreads and raw materials prices from the levels at the beginning of 2016.
The Company has made measurable progress on its strategic Action 2020 plan resulting in a $0.9 billion contribution to 2016 operating income and $0.6 billion contribution to 2017 operating income, bringing the cumulative benefit to $1.5 billion. The Company is approximately one-half of the way along the Action 2020 journey with all segments contributing to the progress. The savings achieved in 2017 include volume contribution ($0.3 billion) as well as a combination of cost and product mix improvements ($0.3 billion). Volume is a key component of Action 2020 (5 million tonne volume improvement) and the Company expects to see more progress in this area in 2018 and beyond, assuming market conditions remain favorable.

•
Europe: The transformation program has progressed well. Savings at the cluster-leading plants continue to be made, with changes to the operating model to restructure and modernize the organization now well embedded. The organization is benefiting from a more integrated, centrally coordinated approach, further reducing costs. Additional gains are being made with enhanced use of and investment in digitalization in the manufacturing process, supply chain and commercial teams. Overall, net volume gains and improved mix contributed with higher hot strip mill production, offset in part by lower volumes caused by operational issues primarily in the long business.

•
NAFTA: Indiana Harbor footprint optimization has been completed: Savings achieved came from headcount rationalization and efficiencies following closure of its 84” hot strip mill ("HSM"), idling of the No.2 steel shop, and ongoing benefits from a new caster at No.3 steel shop. Restoration of the 80” HSM and Indiana Harbor finishing will continue in 2018.

•	NAFTA: Calvert ramp up is advancing with automotive qualifications proceeding and increased capacity utilization (up 10% year-on-year).

•	Brazil: Structural cost reductions are being implemented; improved HAV mix from flat business.

•
ACIS: Ukraine benefited from the construction of a new coke oven battery #6 and other PCI/energy saving initiatives. Improving operational performance in Kazakhstan with production records during the year offset by lower shipment volumes in Ukraine.

•
Mining: The business remains focused on service, quality and asset reliability. Cost focus maintained: net cash provided by operating activities and capital expenditures breakeven point remains $40/t China CFR 62% Fe.

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

In past years ArcelorMittal has largely curtailed M&A and greenfield investment activity due to difficult economic and market conditions. The Company has focused on improving its costs through its management gains program, non-core asset disposals and resizing its operational footprint through asset optimization. The Company has continued its strategy to dispose of non-core assets, including for example, the disposal of Gallatin, Circuit Foil Luxembourg, the steel cord business and ATIC in 2014 and others. In 2016, the Company sold its minority shareholding in Gestamp and the Laplace and Vinton Long Carbon facilities in the United States as part of this strategy. In addition, as global market conditions gradually improve, the Company has taken advantage of select growth opportunities, including completing a 50/50 joint venture of Calvert in partnership with NSSMC in prior years and signing a purchase agreement for Votorantim S.A.'s long business and a lease and obligation to purchase agreement for Ilva in 2017.

Sustainable development. Sustainable development (“SD”) is central to ArcelorMittal's aim of creating long term value for shareholders and other stakeholders, and maintaining profitable market share. The Company’s ambition is to ensure its steel plays an essential part in a circular, low-carbon economy, which contributes to the creation of high quality and sustainable lives in the coming decades. The Company considers its approach to SD as critical to preventing business disruptions, and to maintaining and winning trust among its key stakeholders. It believes SD helps it earn supplier of choice status among the growing number of customers who share its commitment to higher environmental and social standards, and retain favor among investors looking for long-term value creation.
The Company's SD framework, launched in 2015, outlines the 10 SD outcomes ArcelorMittal needs to achieve in order to create long-term value for all its stakeholders. In 2017, the Company worked to create the building blocks of an overarching strategy to ensure that the business is acting on its understanding of SD trends through its engagement with stakeholders, its business practices and business plans at the segment level. This work reflects several key themes that the Company expects to continue:

•	as customers' demand for reassurance on product and supply chain sustainability standards continues to grow, the value of an industry-wide sustainability certification scheme for steel increases;

•	the Company faces both financial risks and opportunities relating to climate change and acknowledges the needs for a detailed climate strategy;

•	the increasing focus on building a circular, low-carbon economy will highlight the vital role steel has to play and continue to stimulate demand for new kinds of sustainable steel solutions; and

•	sustainable development is an appropriate business response to the dynamics of its key markets over the long-term.

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
Safety
The Company-wide safety program, “Journey to Zero,” aims to achieve zero fatalities and lost-time injuries by creating a culture of shared vigilance in which risks and hazards are understood and monitored, best practices are shared, and appropriate action is taken at every level. The Company's remuneration policy links 10% of the bonuses of the Group, where applicable, to the lost-time injury frequency rate in the business where he or she works, including for the CEO and CFO.
Since Journey to Zero was introduced in 2007, the Company has seen significant improvements in safety performance, as measured by tracking the number of injuries per million hours worked that result in employees or contractors taking time off work (the “lost-time injury frequency rate” or “LTIFR”), as well as the number of restricted work injuries per million hours worked that result in employees or contractors not being able to perform their normal tasks. The LTIFR was 0.78 incidents per million hours worked in 2017 compared with 0.82 in 2016, in marked contrast with the 3.1 recorded in 2007, the first year in which the Company recorded safety data after its formation. ArcelorMittal's performance is significantly better than the steel industry average of 1.0, the World Steel Association figure for 2016.

Own personnel and contractors

	For the year ended December 31,
Lost time injury frequency rate	2017	2016
Mining	0.77	1.07

NAFTA	0.73	0.95
Brazil	0.43	0.37
Europe	1.03	1.01
ACIS	0.61	0.58
Total Steel	0.78	0.78

Total (Steel and Mining)	0.78	0.82
The Company recognizes, however, that alongside improving its performance against LTIFR, it must do more to ensure that its safety culture addresses fatalities and serious incidents. It is with deep regret that the Company reported 23 fatalities during 2017. Of these, four occurred in its mining operations. Any fatality is a cause of great distress to the Company leadership and the entire workforce. The leadership of the Company is committed to preventing these tragedies and is focused on reinforcing its culture of accountability, based on improved data collection, analysis and understanding, and the sharing of lessons within the steel and other heavy industries.
Specifically, the Company is building on three ways in which data can be deployed more efficiently to avoid accidents: first, by deepening the skills of its employees to detect, analyze, report and share learning about ‘serious occurrences and potential severe injuries and fatalities’; second, by improving the quality of key tools, such as hazard identification and risks analysis, shop floor audits, or pre-shift meetings; and third, by continuing to develop a caring culture through effective communication and regular hands-on training. In 2017, the Company significantly improved the quality of its monitoring and understanding of serious occurrences and potential severe injuries and fatalities. The volume of incidents logged more than doubled compared to the previous year, and 87% of these were recorded pro-actively rather than reactively - meaning potential, rather than actual, accidents. This provides the Company with a deeper understanding of how safety incidents can arise and therefore be avoided.
These measures are designed to reinforce ArcelorMittal's existing safety monitoring and management system, which takes into account both the physical and human aspects of workplace safety. The system includes safety leadership and awareness programs, which are backed up by workshops, training sessions and ongoing communication programs. An annual health and safety day provides an opportunity for best-practice sharing across the Company and in 2017 saw 210,492 participants actively involved in workshops and activities. The Company continued to deliver "experiential" training, through modules designed to embed an instinctive safety culture. Employees and contractors are also encouraged to engage in a dialogue on safety issues during regular shop floor audits, "safety moments" at the start of a shift, or during monthly review meetings.
The Company works closely with its trade unions to drive safety improvements through a global partnership consisting of local Health and Safety Committees at every production unit. The Company's Global Health and Safety Committee provides oversight on matters arising from the local committees, and is supported internally by the Health and Safety Council.
All accidents are investigated, and designated members of senior management review all fatalities to ensure lessons are learned throughout the Company. The Company provides specific support to sites where fatalities have occurred to ensure stronger alignment between Group level safety strategy and site level implementation.
Health
ArcelorMittal’s management takes a proactive approach to the health of employees. In addition to its objective of eliminating accidents, the Company’s Journey to Zero also aims to encourage healthy lifestyles and foster wellbeing, and to reduce occupational diseases to zero. Initiatives are run at the local level to prevent health issues arising from microclimatic conditions and the handling of chemicals, as well as those arising from personal behaviors, such as smoking, or drug and alcohol use. Wellbeing programs are also run to help employees address stress and fatigue, and to encourage physical activity. The Company aims to continuously improve the hygiene standards within its facilities, and is a member of the International Occupational Hygiene Association. An annual health week provides activities with a local focus on these issues.

In recent years, the Company has run a program in Europe to improve the health of the workforce in its coke plants, by sharing good practices in health management. Bio-monitoring has been used to detect anomalies, measure the effect of the improvements being made, and as an employee engagement tool.
Employee relations and engagement
ArcelorMittal prioritizes finding and keeping the right people, and aims to build a culture that keeps employees motivated, committed and performing at their best. The Company views employee engagement as a key component of this culture, and in all engagement practices, the Company seeks to integrate feedback into action plans to address employees’ concerns. Every two years, ArcelorMittal undertakes a Company-wide survey to gauge employees’ opinions, attitudes and levels of satisfaction. This "Speak up!" survey looks at a variety of key dimensions including organizational direction, leadership and professional deployment and development. It allows employees to relay feedback anonymously to the executive leadership. The results of the 2017 Speak Up survey will be reported in the Company's online Annual Review which is available on its website. A representative, random sample of Company employees are also included in ArcelorMittal's reputation surveys, which canvas the views of a wide range of stakeholders. In 2017, surveys were undertaken in Belgium and France, and follow-up action plans are in development.
The Company conducts open and continuous dialogue to create a working environment based on mutual trust, understanding and respect so that the rights of its workers are protected. It prides itself on productive working relationships with unions: the Company works to maintain collective bargaining agreements with employees in all countries of production. See “Item 6.D––Directors, senior management and employees––Employees”.
Diversity and inclusion
ArcelorMittal values diversity as a way of bringing fresh perspectives and experiences to the business, and for the contribution it makes to the Company's ambition to be an employer of choice within the industry. The Company has a presence in over 60 countries and employees from many more, and its diversity and inclusion policy reflects an effort to encompass different cultures, generations, genders, ethnic groups, nationalities, abilities and social backgrounds.
Supporting and fostering its female leaders is an important aspect of the Company's ethos, and this overlaps with the Company's ambition to support future leaders in science, technology, engineering and maths ("STEM"): in 2017, the Company ran initiatives in France and the U.S. specifically designed to attract women applicants with STEM backgrounds.
ArcelorMittal’s senior management is committed to creating and maintaining a more inclusive culture and ensuring that the Company attracts talented women. A number of programs are in place to develop women as leaders, supported by various initiatives including the development of training programs for women employees, mentoring and coaching, networking and role model involvement. There is also an important focus given to the career evolution of women and succession planning. Women now make up 15% of the succession plans for senior management positions. In line with the worldwide effort to increase gender diversity on the boards of listed and unlisted companies, ArcelorMittal met its goal of increasing the number of women on the Board of Directors to at least three by the end of 2015 with the appointment of Karyn Ovelmen in May 2015. Out of 9 members of the Board of Directors, 33.33% were women in 2017. Women accounted for 12% of employees in management positions (manager and above): 6% at Vice-President level, 6% at General Manager level and 14% of Managers.
In 2017, the ArcelorMittal University successfully launched its new program, Women@ArcelorMittal, which replaces the previous programs, Women In Leadership and Women Evolving in Leadership. The new design includes an online learning channel, webinars and a face-to-face session, providing an efficient solution for global and local delivery and the potential to reach all women employees in the future.

The University runs several training programs for employees to build their understanding of how cultural orientations affect attitudes and actions, and of how to manage conflict and misunderstandings that may arise from different cultural perspectives and communication styles.
To support people with disabilities in the workplace, the Company has developed broad-ranging initiatives in a number of countries. In France, for example, the seven sites of ArcelorMittal Atlantique & Lorraine have an agreement with three unions to promote the vocational integration of workers with disabilities, and they run a dedicated awareness week for the workforce. In Brazil, the Company has developed an inclusion program that includes a workforce target for people with disabilities. The Company's Fos-sur-Mer site runs a training program aimed at qualifying unemployed people with disabilities to work in metallurgical roles, in partnership with Agefiph (Fund for the Integration of the Disabled).

Employee development
The Company recognizes that employee development, including succession planning and developing young talent, is crucial to its future success. Across its operations, programs are in place which are designed to spot people with potential, and manage the succession of key roles as part of the Company's overall workforce planning process. The Appointments, Remuneration and Corporate Governance Committee is responsible for this process, and strategic workforce planning is now a key element of business unit quarterly reviews. Between 2016 and 2017, the top 300 leaders in the Company underwent a "360º review", and the Company is incorporating feedback into its leadership programs.
ArcelorMittal's employees chart their personal and professional progress through a performance review process with their line manager. This is tracked centrally for non-hourly employees, of whom 97.2% had twice yearly reviews in 2017, up from 96.7% in 2016.
Employees can select online and classroom training courses from the ArcelorMittal University, as well as a range of leadership, management, functional, technical and bespoke programs for lifelong learning and professional progression. The University's network of campuses is strategically located across the world in Temirtau and Karaganda (Kazakhstan), Hamilton (Canada), Avilès (Spain), Ostrava (Czech Republic), Vanderbijlpark (South Africa) and Kryvyi Rih (Ukraine). Two new campus locations in Brazil were inaugurated in 2017.
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
ArcelorMittal continues to work closely with car-makers and automotive suppliers to understand and apply steel solutions to future vehicle design. It also provides innovations in coating techniques for appliances and packaging to improve their durability and effectiveness in ways that are beneficial to sustainable development.
The Company observes increasing expectations for sustainability performance from both customers and regulators. It aims to meet and exceed those expectations, and to support its customers to design products that contribute to sustainable development through energy efficiency, materials re-use, recyclability, resource efficiency, reduced negative consequences for the environment or society, and affordability. ArcelorMittal also observes that its customers are increasingly looking for social and environmental standards in their supply chain, and seeks to gain competitive advantage by certifying the sustainability standards of the Company’s operations. See “Item 4B—Information on the Company—Business overview—Competitive strengths—Sustainable development–Outcome 7: Supply chains that ArcelorMittal’s customers trust.”
Since 2005, the Company has developed deep expertise in lifecycle analysis (“LCA”), which is designed to analyze and reduce the environmental impact of products during their production, use and disposal. LCA helps assess the sustainability value at the product development stage, particularly in comparison to competing materials - such as, in the case of steel, materials including concrete and aluminum. The Company undertook 23 LCA studies in 2017, of which six related to automotive and packaging products, and five to the processes used to produce such products. LCA is integral to ISO14040-44 and is a requirement of environmental product declarations for construction products in Europe. ArcelorMittal participates in the Worldsteel LCA expert group and the SOVAMAT initiative (SOcial VAlue of MATerials), an international network of experts on the social and environmental impacts of materials.
Innovation is key to accelerating sustainable lifestyles, and the Company’s R&D teams seek to improve the social and environmental value of its products. The Company's new Sustainable Innovation ("SI") tool, developed in 2016, enables its researchers to analyze potential new products for their contribution to sustainable development with the aim of creating a pipeline of products with proven sustainability benefits. The SI Program was piloted in 2017 on R&D projects for the automotive sector. Overall, in 2017, the Company’s global R&D division launched a number of new products which make contributions to more sustainable lifestyles through the automotive, packaging and appliances markets, and worked on a variety of related product development programs.

The Company believes it is viewed as a leader in technology by most automotive customers, with a global market share of around 17%. Through its S-in motion® projects, it offers automotive customers solutions that deliver improved safety, fuel economy and reduced CO2 emissions, supported by a significant R&D program which constantly anticipates societal expectations. An example is in the evolution of electric vehicles, for which the Company has been developing a range of solutions since 2012.
ArcelorMittal has continued to expand its global portfolio of automotive steels by introducing a new generation of AHSS steels. Two new Press Hardenable Steel ("PHS") products, Ductibor® 1000 and Usibor® 2000, were commercialized in 2017 and are already qualified by some customers. The Company commercialized further new products in its third generation, highly formable ("HF") Advanced High Strength Steel ("AHSS") range, including HF1050 and HF1180, as well as other specialized, weight saving steel grades for automotive customers including DP780 DH GI, MS1500JVD and Zagnelis® surface top exposed. New transmission materials also reached industrialization with the Company's EU carmaking customers. Together, these new steel grades and applications will help carmakers further reduce the weight of the basic vehicle frame - technically, the 'body-in-white' - to improve fuel economy without compromising vehicle safety or performance. For example, the Company expanded its S-in motion® range of solutions with the launch of a new front seat design for cars. By using new advanced steel products and design and engineering processes, S-in motion® for front seat design has demonstrated opportunities to save up to 18% weight in comparison with conventional seat solutions.
The Company has invested significantly in enabling existing facilities in Europe and the U.S. to produce new PHS and third generation AHSS steels. The Company’s first unique jet vapor deposition ("JVD") line was inaugurated in February 2017 in Liege. It is designed to create a new generation of coated products with improved quality and enhanced functionality (Jetgal®). To enable increased production of the fortiform line of automotive products, the Company is continuing to develop quenching and partitioning ("Q&P") technology, which is already installed at its facilities in Gent and Liege, Belgium, and at the Company's AM/NS Calvert joint venture with Nippon Steel and Sumitomo Metals Corp in Alabama, U.S.
In the packaging sector, the Company continues to respond to pending or anticipated new legislation requiring ecologically-friendly coatings with the development of steel for food packaging that avoids the need to use chromium VI and bisphenol A.
Outcome 3: Products that create sustainable infrastructure
Steel is strong, flexible and durable, and it can be infinitely recycled without losing its key qualities. These virtues all lend themselves to low impact solutions, and the Company is engaging with customers in the construction, energy, public transport and general industrial markets to raise understanding of the important contribution steel can make to sustainable development.
ArcelorMittal's customers in the construction sector increasingly consider sustainability value across the whole life of a project. The Company is providing solutions at every stage of the process, and across the entire lifecycle, including customer engagement at the design stage of a construction project, product development, and ways for customers to access quality information about the sustainability impacts of the Company's products.
In 2017, its global R&D division launched a number of product solutions and development programs to support sustainable construction and infrastructure to achieve outcome 3. The R&D division also piloted the use of its new SI program, described above in Outcome 2, to assess the potential sustainability impact of R&D projects for the construction sector.
The Company believes the circular economy is vital to a low-carbon future and has established an internal forum for exchange on the opportunities presented by circular approaches. ArcelorMittal is also a member of the CIRAIG International Lifecycle Chair and the international reference center for the lifecycle of products, processes and services, and is active in particular in their circular economy working group. ArcelorMittal's global R&D division completed 12 lifecycle assessments of products for construction and infrastructure in 2017.
As well as being recyclable, steel's long lifespan also creates the potential for re-use. The Company is exploring the possibilities for re-usable steel components with customers. In 2017, the Company's R&D division worked closely with architects Wilmotte & Associés in their design for the Company’s new Luxembourg headquarters. The design ensures that the building can be dismantled, and nearly all the steel products re-used in a new building without the need for recycling. It is intended to demonstrate the full potential of steel in a modern, sustainable building, and underlines the Company's commitment to promoting the role of steel in the circular economy.

The Company’s global R&D division offers the AMECO software package to assist architects and engineers with sustainable design and choice of components, enabling them to assess the relative lifecycle impacts of their bridges and building designs based on their choice of materials in terms of CO2 emissions, energy and water consumption and waste generation. In 2017, the Company finalized its Steel in Modern Construction initiative, a platform which quantitatively and explicitly assesses the impact of different material solutions on the performance of a full office building. It provides customers and stakeholders in the construction sector with information that supports them in choosing architectural layout, structural systems and facade engineering. The Company intends to launch it in Europe in 2018.
The Company continues to innovate solutions to improve durability, reduce weight, cut pollution, or reduce construction times. In 2017, the Company's global R&D division secured a strong partnership with U.S. safety barrier manufacturer Gregory Industries to develop a new high-containment steel median safety barrier for use in North America. This patented steel solution has received approval from the U.S. Federal Highway Administration. The containment will begin to be installed in 2018.
In Brazil, the Company developed a new offer of pre-fabricated reinforcement technology for construction which improves worker safety and reduces customers' construction time by reducing the amount of earth removal required to lay foundations.
In 2017, the Intersolar Awards recognized a new framing solution for photovoltaic ("PV") modules using Magnelis®, a patented steel coating developed by ArcelorMittal. The PV solution was noted for its "combination of innovative design with a strong focus on product sustainability". Magnelis® offers corrosion and abrasion resistance, and has self-healing properties to protect deformed zones, edges and perforations, particularly valuable in the sandy desert environments where solar energy systems are frequently deployed. Hanwha Q CELLS, which developed the system with technical advice from ArcelorMittal R&D, estimates that the frame will reduce the module’s carbon footprint by around 15% compared to the traditional aluminum frames in use today.
ArcelorMittal continues to innovate in organic coating steels at the production stage, thus reducing energy and labor costs for customers in the construction and domestic appliance sectors, while improving durability. Similarly, metallic coatings such as the Company's Jetskin® offer, applied by Jet Vapor Deposition ("JVD") and launched in 2017, and the zinc magnesium coatings that continue to be deployed across several plants offer reduced equipment maintenance and key environmental benefits.
Increasingly, environmental data for products are required by companies working in, and supplying to, the construction industry. This is often in the form of an Environmental Product Declaration ("EPD"), a standards-based report detailing information on a construction product's environmental footprint over its lifecycle. Building on its LCA expertise, the Company’s global R&D division completed several EPDs in 2017 - for its steel reinforced bars, structural sections and sheet piles, with plans to create further EPDs for structural beams, road safety barriers and coated coils. These EPDs are reviewed by third parties and validated by the Institut Bauen und Umwelt (“IBU”), the Institute of Construction and Environment, recognized worldwide for its sustainability labeling program for construction products. ArcelorMittal Europe's new online resource, Constructalia, provides customers and other stakeholders with EPD reports as part of a range of tools relating to ArcelorMittal products for the construction sector.
Outcome 4: Efficient use of resources and high recycling rates
ArcelorMittal aims to be acknowledged for using resources in the most efficient and effective way, so that it creates significant value for customers and shareholders as well as for the environment. The Company is currently one of the world's biggest recyclers, predominantly because of the scrap steel used in its integrated plants and as feedstock in its electric arc furnaces, and it sees steel and steelmaking by-products as having a far larger role to play in the circular economy.
In December 2017, the Circulars 2018, an initiative of the World Economic Forum and the Forum of Young Global Leaders, commended ArcelorMittal for demonstrating leadership and innovation by applying circular economy principles to its business models.
The Company considers its resource efficiency efforts to take two main forms within its own operations: making the steelmaking process more efficient by re-using by-products, solids and waste gases, both internally within the steelmaking process and externally in other industries; and utilizing scrap from steel that has already been used. While these efforts provide scope for creating considerable value in themselves, ArcelorMittal is also working with others within the industry and beyond to build a wider understanding of steel's potential for re-use, recovery and recycling. This includes work with Worldsteel on steel product lifespans, and with customers and others to help identify obstacles to recycling, and ways to resolve them.

Steelmaking produces a range of valuable by-products and the Company is intensifying its efforts to ensure that they are used to create value within and beyond the business. Wherever possible, by-products are re-used within the steelmaking process. This applies especially to gases, which can be re-used as energy for the Company's operations as well as for neighboring communities, but also to dust, slag and sludges, which can all be used in either the integrated steelmaking route (with sinter plant, blast furnaces and BOF) or the electric arc furnace (“EAF”) route. This reduces the amount of virgin inputs the Company needs, reducing raw material costs as well as environmental impact.
The Company is exploring innovative uses for by-products which create social value. In 2017, ArcelorMittal Tubarão won the World Steel Association's Excellence in Sustainability award (Steelie Award) for its program of repaving rural roads in Brazil using steel by-products. The "New Paths" program was made possible by the Company's R&D department, which developed REVSOL® and REVSOL Plus®, which turn steel slag into a primary road, car park and storage yard coating, replacing the use of non-renewable sources in road building and significantly reducing the need for road maintenance.
By-products are also sold to other industries. Better known examples include the use of slag by-products in road construction, fertilizer and the cement industry; the Company has an investment in Europe with the cement group Ecocem. The Company also sells blast furnace slag for use in the production of stonewool, a fire retardant and insulator; some European sites supply blast furnace slag to the glass-making industry. The Company is developing markets for calcium carbonate residues, including in the paint manufacture industry. The Company's R&D function is investigating the potential use of slag from furnaces in water filtration and greenhouse gas capture.
Scrap is an important resource for steelmaking. The Company’s research indicates that global recycling rates for obsolete steel currently stand at 87%, which is the highest recycling rate for an obsolete material. Over recent years, the scrap input rate of the Company’s steel stands at around 28%. ArcelorMittal produces steel both via the EAF route, using scrap, and the integral iron ore-based blast furnace route, and the Company optimizes the relative share of each in response to market conditions. As global demand for scrap outstrips supply it generally means that the cost of scrap for EAF is higher than that of iron ore in the integrated blast furnace process, which can be a major factor in determining the Company’s production balance, and therefore the carbon intensity of the steel it produces. See “Item 5–Operating and financial review and prospects–Key factor affecting results of operations—Scrap” for further details on the use of scrap and the price differential.
In order to inform long-term production strategy, the Company is working with customers and others to create an authoritative source of data on steel stocks, recovery and recycling rates across the world. The Company is exploring its scrap supply chain to identify any areas of concern, and commissioned a third party study in 2016 aimed at identifying the impacts the increasing availability of scrap may have on the steel industry. The study showed that the emergence of developing economies - where steel used for construction will play an important role - will be heavily influenced by scrap availability, transportation and trade. It found that shortly after 2050 there is expected to be enough obsolete scrap to enable its use for making flat products, and that steel made from scrap is expected to become predominant by 2070.
ArcelorMittal is collaborating with the University of Cambridge and customers to look at the efficiencies of steel flows downstream from its operations, and identify where there is potential for greater carbon- and cost- efficiencies through the reduction of pre-consumer scrap.
The use of obsolete scrap in steel production is made more attractive where its impurities from other materials are easily accommodated, typically in construction and infrastructure products, which are usually made via the EAF route. ArcelorMittal seeks to improve the quality of the scrap it uses, and the global R&D division is exploring the viability of automated sorting processes for treating scrap by removing non-magnetic material. This could increase the Company's capacity to recycle scrap in its production processes.
Outcome 5: Trusted user of air, land and water
ArcelorMittal understands that it shares natural capital such as air, land and water with many stakeholders, and aims to win stakeholder trust by operating transparently and responsibly. Some of the challenges affecting air, land and water are global in nature, and the Company engages in multi-stakeholder forums aimed at addressing them; in many cases, however, the issues and the means of addressing them are local, and the Company's country managers engage with stakeholders at every level, including site-by-site.
The Company monitors regulatory developments and aims to be in compliance with all regulatory standards. See "Item 4B—Information on the Company—Business overview —Government regulations."

ArcelorMittal acknowledges that air quality continues to be one of the most salient issues for local communities where it operates. In 2017, ArcelorMittal's Investment Allocation Committee approved a total of $158 million for new investment in environmental capital projects. Half of these are aimed at air quality improvements. Projects approved include a new coke gas cleaning plant and an upgrade to the sinter plant at the Company's operations in Termitau, Kazakhstan. During the year, the Company also applied its innovations aimed at reducing air emissions in 2017. Its new hybrid filtration technology for the sintering process was piloted at its Zenica site in Bosnia & Herzegovina, and extended to its Gent site in Belgium. A new bag filtration system, already in use at the Company's Bremen, Fos, Dunkirk and Ostrava sites, was installed at the sinter plant at the Company's Tubarão site in Brazil. The system will reduce 90% of visible emissions and is the first installation of its kind at a sinter plant in South America.
Although the specific sources of pollutants, particularly in urban and industrial areas, are not always identifiable, the Company aims to listen to concerns wherever they are raised and respond appropriately. For example, during 2017 the Company received concerns from stakeholders that high ambient levels of pollutants may have been caused by ArcelorMittal Asturias. Investigations as to the source of these air emissions continue. During the year, ArcelorMittal Asturias established a Community Liaison Committee with the Gijon community. The group will meet quarterly to analyze environmental incidents and to share information and concerns relating to pollution. During 2017, the Company also invested in a range of the best techniques available in Spain to ensure that its emissions are below regulatory levels. In December 2017, ArcelorMittal Asturias commissioned the installation of a new electro-filter system, which will enable it to surpass the current air emission regulations and prepare it for more restrictive regulations expected in the coming years. At the end of the year, it announced a €200 million Environmental Improvement Plan. This will mainly focus on air emissions for both stack and diffuse emissions. It includes 26 projects over the next five years, including the re-modeling of the coke batteries in Asturias, which is already underway.
Before developing any new mine or steel plant, the Company carries out detailed environmental impact assessments, and establishes an environmental management plan. At all existing production sites, it monitors air, water, energy and residue data, and publishes data annually at a corporate level in its online Annual Review and country level sustainability reports, of which 15 were published in 2017. The Company's Serra Azul and Andrade mines in Brazil achieved ISO14001 certification in 2017.
The Company aims to practice good land use management, and to protect biodiversity in the environments where it operates, including through partnerships with local environmental organizations and others to improve and research local biodiversity. In Luxembourg, the Company is exploring the use of an external land management agency to improve its sites. At the Mont Wright mine in Canada, the Company has been conducting research to improve dust control, tailings stabilization and the potential for carbon sequestration through tree-planting on its site. It is working in collaboration with the Universities of Chicoutimi and Sherbrooke and CO2 Green Tree. During the 2017 campaign, a total of 4,800 trees were planted, bringing the total to 18,000 trees at the site to date.
At the Company's Liberia iron ore mines, which are close to both mountain and lowland rainforests, it is engaged in major biodiversity investments. In 2017, the Company renewed its environmental permit and updated its environmental and social impact assessment. This includes increased requirements for sediment control, water discharge and biodiversity conservation.
Water is a vital resource to both the Company and its stakeholders, and ArcelorMittal aims to be responsible both in the amount of water it consumes, and in the quality of the water discharged by its sites into the environment. In general, steel plants treat and recycle the same intake of water repeatedly. Water withdrawn from groundwater sources makes up less than 1% of the Company's water intake. The Company is currently reviewing best practices across its sites following a strategic review of its water use in 2016. The Company is working with local stakeholders to explore the use of alternative sources where water is scarce, including seawater, rainwater, and wastewater from water treatment plants.
In order to improve water use and the quality of effluent discharge at its mining sites, the Company developed a "water assessment for improvement" tool in 2016. The tool enables sites to develop process flow sheets and assess mass balances, giving them greater insight into water use and the ability to detect and address shortcomings. The tool has been implemented at the Company's Las Truchas site in Mexico, and its Serra Azul and Andrade sites in Brazil; the Company plans further implementation in Kazakhstan.
ArcelorMittal understands the importance of managing tailings ponds carefully to ensure they are structurally sound and have adequate water management arrangements, and continues to enhance its corporate tailings stewardship program. Since introducing new tailings storage facilities ("TSF") surveillance guidance in 2015, the Company has conducted further inspection and monitoring, including third party dam safety reviews and independent audits. In 2017, ArcelorMittal initiated “deep dive” internal audits of TSFs to ensure dam safety, as well as the quality and robustness of its systems. In 2017, the Company allocated $61 million in investment to projects that will improve tailings management across its operations.

Outcome 6: Responsible energy user that helps create a lower carbon future

ArcelorMittal wants to be trusted by its stakeholders to make a positive contribution to a lower-carbon future, both by cutting energy use and carbon emissions, and by developing innovative products that help customers and other industries do the same.
The Company believes it plays an important role in carbon reduction, since modern specialist steels are helping make products and materials more carbon-efficient. Lifecycle analysis studies show steel is a lower-carbon alternative over its lifecycle compared to other materials such as aluminum and concrete in many applications. Nonetheless, ArcelorMittal recognizes that it must go further to reduce its own emissions, both through energy efficiencies and through piloting breakthrough low-carbon technologies.
The Company considers carbon capture and utilization ("CCU"), which converts waste carbon gases into commercially viable products such as bio-oils, chemicals, plastics and fuels, to be the most promising technology to date. These products can be used in place of those made from fossil fuels, with the net effect of reducing greenhouse gas emissions. For example, at Fos-sur-Mer, the Company is conducting an experiment to test the viability of using flue gases to grow microalgae, which could be converted into bio-crude or valuable chemicals.
At its Gent steel plant in Belgium, the Company is building an industrial-scale plant to demonstrate the viability of a CCU technology, which aims to use waste carbon monoxide from steelmaking to produce ethanol on a commercial basis. This process, undertaken in partnership with carbon-recycling pioneer LanzaTech, requires low-energy input and generates high greenhouse gas savings when the resulting fuel is used in place of fossil-based commodities such as transport fuels. The Gent demonstration project will yield an annual CO2 saving equivalent to 600 Boeing 747 flights between London and New York. During 2017, the project engineering phase was finalized and all necessary permits obtained. The Company is exploring the potential for scaling up the process at its other blast furnaces.
Another approach to CCU is to recycle waste carbon within the steelmaking process. One such project, IGAR, captures CO2 and reforms it with plasma torch technology into a hot reductant gas, which is injected in the blast furnace, reducing the requirement for fossil coal use and mitigating the emission of CO2 into the atmosphere. This project is being developed from results obtained in the Low Impact Steel program executed in the ArcelorMittal R&D Maizieres labs. It aims to reach the industrial demonstration phase in 2020.

Energy efficiency remains a key focus. The Company's global R&D division continues to develop new energy efficiency processes across the Company’s operations. The Company applies an energy audit process which assesses performance and identifies areas for improvement. The majority of ArcelorMittal’s large sites are ISO50001 standard certified or equivalent. These measures have enabled all European sites to comply with the requirements of the EU Energy Directive. In 2017, the Company's Dofasco site became the first integrated steel mill in North America to attain ISO50001 standard. In the U.S., the Company is working to reduce energy consumption at all of its facilities by 10% over a ten year period, with 2013 as the baseline year. This objective is aligned with the Company's voluntary agreement under the U.S. Department of Energy's Better Plants Partnership.
Each year, the Company’s Investment Allocation Committee approves a number of capital investments that will bring significant energy and carbon efficiency improvements. In 2017, 17 further projects were approved, involving a capital expenditure of $373 million, including improvements to the reheating furnaces at Burns Harbour (USA), Montreal (Canada) and Gent (Belgium), as well as improvements to the power plant at Dofasco (Canada), and a reline of the blast furnace at Lazaro Cardenas (Mexico).
In addition, the Company's mining unit in Canada, with the support of the Quebec Government, installed a cryogenic storage system in 2017 to test natural gas replacement in its iron ore pellet plant. The project will enter its test phase in 2018, which is expected to enable 5,000 tonnes of CO2 to be avoided in 2018.
The Company also continues to seek ways in which waste energy from the steel-making process can be either recycled within its own operations or exported as heat, steam or electricity. Some of these are longstanding: for example, ArcelorMittal owns or co-owns power plants that supply heating to the cities of Zenica in Bosnia and Herzegovina, Dabrowa Gornicza in Poland and Ostrava in the Czech Republic.

Renewable energy is also generated at the Company's sites, including through wind turbines at its Gent plant, and through 15 hectares of solar panels at Fos-sur-Mer. At the Company's Hamburg plant, which is close to coastal wind power facilities, a "time shift" process regulates the power consumption of the electric arc furnace to absorb surplus electricity from wind power generation. ArcelorMittal Hamburg has also formed a partnership with provider Hamburg Energie, which built three wind turbines on the plant's site in 2017.
The Company is working to encourage policymakers to adopt the right public policy frameworks to deliver substantial carbon reductions from the steel industry globally. It acknowledges the reputational as well as regulatory risks that it may face if stakeholders do not understand or trust the Company's commitment to contribute to a low-carbon future. Its role in engaging stakeholders on the issues surrounding carbon has broadened, and it is engaged in continuing and constructive dialogue with customers and investors. The Company's Board of Directors and Audit and Risk Committee also recognize the growing importance of climate-related financial disclosures, and are enhancing their understanding of the Company's relevant risks and opportunities. The company has initiated a project to explore the implications for the Company of the Task Force on Climate-related Disclosures (“TCFD”).
At the end of 2017, the Company remained concerned about the agreed changes to the proposed 2021-2030 EU Emissions Trading Scheme (“ETS”). While the agreed reforms to the ETS suggest some marginal improvement compared with the original reform proposal on the table - for example, the share of free allowances has been increased by up to 3.5% - the impact of these changes on the steel sector will depend on how the benchmark reductions for each industry are set, and on levels of steel production. Where European steelmakers face a shortage, there is a risk that foreign competitors who do not face the associated carbon costs will displace European steel, even if it is produced more carbon-intensively. The potential impact on both European jobs and global climate change remains a significant cause for concern.
Outcome 7: Supply chains that ArcelorMittal’s customers trust

ArcelorMittal considers responsible supply chain management to be a commercial and logistical necessity if it is to meet the growing expectations of its customers. It therefore aims to win the trust of its customers by meeting or surpassing their standards, both in its own steel and mining operations, and in its supply chain.
Since 2011, the Company’s Code for Responsible Sourcing has set out minimum standards for its suppliers, and described how the Company will work with suppliers to achieve them. In 2017, the Company continued to ask all new global suppliers to sign the Code, and surveyed all strategic and core suppliers for their implementation of the Code. The Company continues to map its supply chain for social and environmental areas of concern, and to identify the key hotspots for further due diligence. The Company has also been engaging its key suppliers to discuss ways in which its Code can be refreshed to reflect trends among regulators and customers, as well as to understand suppliers' views on the opportunities presented by certification.
The Company continues to see growing demand from its customers for reassurance on environmental and social standards in their supply chains. This is expressed both in the number and the detail of customer requests, with the result that the Company is directly engaged on supply chain standards with more customers from the automotive, rail and other sectors, including construction, household goods and packaging. The Company's customers are also increasingly coming together to share processes for assessing supply chain risk through initiatives such as DRIVE Sustainability, Electronic Industry Citizen Coalition, Railsponsible, EcoVadis and the Green Building Council.
This supports the Company's belief that interest in supply chain certification and assurance is growing, that this trend will continue, and that it presents a commercial opportunity to forge closer links with customers. The Company aims to win the trust of all customers by demonstrating transparency and accountability, thus becoming each customer’s supplier of choice.
ArcelorMittal is working with peers in the steel and mining industries, and with other stakeholders, to advance the development of third party standards. It has taken a leading role in creating two new assurance organizations: IRMA and ResponsibleSteel™. ArcelorMittal is a member of the IRMA steering committee and participates in the multi-stakeholder expert panels shaping its standards. Both organizations have already received supportive engagement from a number of high profile customers. In preparation, the Company began piloting the ResponsibleSteel™ standard at several of its operations in 2017.
ArcelorMittal Mines and Infrastructure Canada ("AMMIC") is also a member of the Mining Association of Canada ("MAC"), and is part of the Toward Sustainable Mining ("TSM") program. In April 2017, AMMIC completed the independent verification review of its TSM performance, which the program requires every three years. AMMIC's annual performance results are published on the MAC website.

In 2015, ArcelorMittal joined a multi-stakeholder working group on sustainable tin production in Indonesia. In 2017, the group established good practice principles for worker safety and land reclamation. In 2018 the group will work closely with local stakeholders to support the implementation of these good practices.
Outcome 8: Active and welcomed member of the community

The Company wants communities to have confidence that it will address the impacts it has on the local community or environment, and to see ArcelorMittal as a partner in local socio-economic development which is trusted to have an open dialogue when challenges arise.
To achieve this, the Company aims to:

•	Understand its context and impacts - from land and water use, to air pollution, taxes paid, and employment provided;

•	Listen to communities to understand what they think is important, and how they want to engage;

•	Develop environmental and social programs that best meet the objectives of the community and the Company's operations; and

•	Communicate regularly and accessibly with communities.

ArcelorMittal employs approximately 197,000 people directly, as well as many more contractors; it has significant procurement spend, and in 2017 paid $506 million in income tax and more in other taxes. The Company recognizes, however, that not all of this contribution is felt directly in the communities where it works, so to support economic development in the countries where it operates, the Company has established a number of local supplier initiatives, including the Integrated Program for Supplier Development and Qualification in Brazil, the Minority and Women Business Enterprises Program in the U.S., and the Enterprise and Supplier Development Program in South Africa, which is supported by the Company’s "incubation hub."
In the United States, ArcelorMittal has developed public-private partnerships near its joint venture facility AM/NS Calvert with Mobile Baykeeper, Mobile Area Education Foundation and Exploreum, combining the work of environmental stewardship and STEM education to encourage students, community members and government officials to care for waterways near the Gulf Coast in Alabama. Public and private partnerships are also in place in Romania, Ukraine, and Poland.
The Company encourages people to share their concerns, and aims to understand in detail what its community impacts are, both positive and negative, so that it can adapt, prevent issues from arising where possible, and respond to those which have escalated. Where stakeholders have a grievance, ArcelorMittal is committed to giving them a fair hearing and, where the grievance is legitimate and concerns something in the Company's control, providing access to remedies.
The Company recognizes community partnership as a key driver for employee retention and engagement. Annual external reputation surveys specifically highlight the importance of community investment in employees’ sentiment about the Company. To drive this sense of shared value for employees, the Company actively encourages employee volunteering.
Outcome 9: Pipeline of talented scientists and engineers for tomorrow

Talented scientists and engineers will play a critical part in building a sustainable future for society at large, for the steel industry, and for the Company. Developing skills in STEM (science, technology, engineering and mathematics) is the global theme for the Company’s community investment strategy, reflecting the importance of these skills to the Company's own business future and to society more widely.
The Company plans its investment in STEM based on the need for people both with professional skills and the ability to adapt to change, exploit new technology and thrive in an increasingly complex workplace. The strategy is locally led according to the needs of country operations, and is intended to build a long talent pipeline by reaching various age groups. Overall, it seeks to inspire children to explore STEM concepts, offer guidance and encouragement to school students considering STEM, and support and attract undergraduates and graduates with relevant skills, including in areas such as lifecycle analysis, robotics, data analysis, nanotechnologies, circular economics, and 3D metallurgy.

The strategy is delivered in many ways: from providing teaching aids and technological support, through inviting students to steel plants, to the Company's long-term partnerships with leading academic organizations around the world, including the universities of Stanford and MIT in the U.S., Cambridge in the UK, Lausanne in Switzerland, McMasters in Canada, and the China Central University. The Company wants to encourage and attract talent as widely as possible, and it has developed STEM initiatives that specifically focus on women and girls, who are historically underrepresented in STEM professions. In 2017, a Company survey of these activities indicated that 64% of its countries were running STEM projects focused on women and girls.
In 2017, the Company launched or supported a wide range of programs and initiatives. These include the ArcelorMittal Science program in Brazil, and in Liberia, support for the Annual Leadership Camp run by the Society of Women Engineers at the University of Michigan in the USA (SWE at UM), which helps Liberian female undergraduate engineering students develop engineering leadership and organizational development skills.
The Company also offers internships and sponsorship of PhDs through joint research projects. These partnerships are designed to develop productive collaboration on specific issues, and help ensure the Company can attract the best graduates. In 2017, in R&D alone, the Company hosted more than 102 engineering students in their final year on long-term internships, and 44 PhD students on a variety of different programs.
ArcelorMittal also supports a number of awards aimed at promoting STEM. These include the ArcelorMittal Environment Award in Brazil, which has been dedicated to raising awareness of environmental issues among elementary school students and employees’ children for 26 years. In 2017, the topic of this award was "Environment and Science: energy in my city". In France, the Company's Prix des Innovateurs rewards young entrepreneurs, students and researchers who have developed innovative science or engineering projects. In 2017, ArcelorMittal Belgium organized a hackathon called "The Challenge," in which 65 participants were given 48 hours to come up with a creative solution for an industry-based problem, focused on welding fractures, for a share in €8,500 of prize money.
Outcome 10: ArcelorMittal’s contribution to society measured, shared and valued

ArcelorMittal recognizes that both the Company and its stakeholders can benefit from understanding the broader social and economic value and impacts the Company creates, both directly and indirectly, and the connection between this shared value and its financial results.
In 2017, the Company began its third year of transition to integrated reporting of its operational, financial, and non-financial performance, reflected in its integrated Annual Review. The Company sought feedback from internal and external stakeholders on the integrated Annual Reviews of 2015 and 2016, including from a number of investors, as well as a specialist panel and an investor panel of the International Integrated Reporting Council. This has informed and encouraged further efforts - and the Company was awarded silver for the ‘Best online annual report’ in the Digital Impact Awards for its 2016 annual review, ‘Sustainable progress’.
The Company aims to deepen its capacity to understand and report non-financial performance through its social impact framework, which it developed and mapped against the UN's Sustainable Development Goals in 2017, and will pilot in 2018. The Company's R&D division has also joined an industry consortium to examine the social impact of new products.
The impact of the Company's social license continues to be measured and reported at the country level, through a number of country-level sustainable development reports which include basic data on direct economic contributions, the balance between positive and negative impacts, and the importance of demonstrating shared value as part of maintaining the Company's social license to operate. Recent reports include those from the Company's operations in South Africa, Poland, Mexico, France and the Czech Republic.
These outcomes are underpinned by Transparent Good Governance
Listening, learning, respect and transparency are key to the integrity of the Company’s leadership and governance, ensuring the Company operates effectively and ethically in all parts of the world. In 2017, 85% of ArcelorMittal's employees had completed up to date training in the Code of Business Conduct, and 82% had completed their Anti- Corruption training. See also “Item 16.B—Code of Ethics” and “Item 6.C—Directors, senior management and employees—Board practices/corporate governance”.

ArcelorMittal considers its relationships with its various stakeholders to be vital across its operations. Conducted in the right way, these relationships help the Company know how best to respond to challenges, to anticipate future problems, and to earn trust. ArcelorMittal’s operations in each country are encouraged to assess their stakeholders' expectations, in order to inform their approach to the 10 SD outcomes.
The Company believes that stakeholder trust will be enhanced through transparency about the social and environmental impacts of its operations. The Company is continuously enhancing its disclosures through its journey to integrated reporting in its corporate Annual Review, country level reports, as well as its disclosures to the Carbon Disclosure Project and a number of investor and customer surveys. The Company published its Report on Payments to Governments in respect of Extractive Activities in 2017, for the year ended December 31, 2016, and continues to be a member of the Extractive Industries Transparency Initiative.
In Brazil, where transparency is of particular stakeholder concern, ArcelorMittal partners with the non-governmental organization Transparency International as a reinforcement of its commitment to ethical business practices.
The Company’s human rights policy draws on the UN Universal Declaration of Human Rights, the International Bill of Human Rights, the core conventions of the International Labor Organization, and the UN Global Compact. It includes commitments to the Company’s workforce, local communities and business partners, and covers health and safety, labor rights and the rights of indigenous people. Employees are required to undertake training in the Company’s policy every three years, and in 2017, 66% of the Company’s relevant workforce had completed up-to-date human rights training, down from 84% in 2016. Where appropriate, ArcelorMittal provides face-to-face training for employees on human rights. In 2017, the Company also ran an anti-harassment awareness campaign for all employees.
The Company completed a review of its human rights program, a gap analysis and dashboard assessment of SD outcome 1 (people) and 8 (communities) in all countries in 2016. In 2017, the Company continued to deepen its understanding of the relevant risks in its supply chain by strengthening its supply chain risk management processes, and to develop ResponsibleSteel, a third party certification described in outcome 7, to ensure standards in both its own sites and its supply chain.
See also “Item 6.C—Directors, senior management and employees—Board practices/corporate governance—Ethics and conflicts of interest”.

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
Seamless tubes.Seamless tubes have outer dimensions of approximately 25 millimeters to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside and outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.
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
ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company's largest iron ore supply contracts with Vale were renewed in 2017. ArcelorMittal's principal international iron ore suppliers include Vale, Cliffs Natural Resources Inc. in the United States, Metinvest in Ukraine, Severstal and Metalloinvest in Russia, Luossavaara-Kirunavaara AB in Sweden, IOC (Rio Tinto Ltd.) in Canada and Sishen in South Africa. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, Glencore and Peabody in Australia, Contura and Warrior in the United States, Teck Coal in Canada and Vale in Mozambique.
ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. (see “Item 5—Operating and financial review and prospects—Key factors affecting results of operations—Raw materials”).

In 2017, ArcelorMittal sourced a large portion of its raw materials from its own mines and facilities including finance leases. The table below sets forth information regarding ArcelorMittal’s raw material consumption in 2017.

Millions of metric tonnes	Consumption	Sourced from own mines/facilities[2]	Other sources	Self-sufficiency %
Iron ore	118.6	58.8	59.8	50%
PCI & coal[1]	47.8	6.3	41.5	13%
Coke	28.9	27.1	1.8	94%
Scrap & DRI	35.4	19.3	16.1	55%

1
Includes coal only for the steelmaking process and excludes steam coal for power generation. ArcelorMittal's consumption of PCI and coal was 9.8 million tonnes and 38.0 million tonnes, respectively for the year ended December 31, 2017.

2	Includes iron ore shipments of 0.9 million tonnes in the first quarter of 2017 through an expired strategic contract. As of December 31, 2017, the Company does not have any strategic contracts.

Iron ore
ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Canada, the United States, Mexico, Liberia and Brazil. In 2013, ArcelorMittal expanded the capacity of existing mines in Canada, started development of an early revenue phase through its associate in Baffinland, expanded capacity of its mines in Liberia, and completed the expansion of its mines in Brazil in the fourth quarter of 2012. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities.
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
For further information on coking coal mining production, see “Item 5.A—Operating and financial review and prospects—Operating results.”
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
Natural gas
ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European and Ukrainian operations, with a contractual mix of “all-in” bilateral supply and direct access to the market, ArcelorMittal sources its natural gas requirements under the prevailing mix of oil-based pricing systems and European short term/spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption represents approximately 20% of ArcelorMittal’s total consumption and is generally sourced from regulated markets.
Industrial gases
Most of ArcelorMittal’s industrial gas requirements are produced and supplied under long-term contracts with various suppliers in different geographical regions.
Shipping
ArcelorMittal Shipping ("AM Shipping") provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AM Shipping determines cost-efficient and timely approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and semi-finished and finished products. AM Shipping is also responsible for providing shipping services to the Company’s sales organizations. It provides complete logistics solutions from plants to customer locations using various modes of transport.
In 2017, AM Shipping arranged transportation for approximately 76.1 million tonnes of raw materials and about 14.26 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping handles shipping of approximately 18% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax and Supramax vessels on a medium-to-long-term charter. AM Shipping’s strategy is to cover about 50% of the Company's cargo requirements on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.
Purchasing
ArcelorMittal has implemented a global procurement process for its major procurement requirements, including raw materials, capital expenditure items, energy and shipping. ArcelorMittal’s centralized procurement teams also provide services such as optimization of contracts and the supply base, logistics and optimizing different qualities of materials suitable for different plants and low cost sourcing.
By engaging in these processes, ArcelorMittal seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous input pricing, pooling its knowledge of the market fundamentals and drivers for inputs and deploying specialized technical knowledge. This enables ArcelorMittal to achieve a balanced supply portfolio in terms of diversification of sourcing risk in conjunction with the ability to benefit from a number of its own raw materials sources.

ArcelorMittal has institutionalized the “total cost of ownership” methodology as its way of conducting its procurement activities across the Group. This methodology focuses on the total cost of ownership for decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling.
Sales and marketing
In 2017, ArcelorMittal sold 85.2 million tonnes of steel products.
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
ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,000 patents and patent applications, mostly recent and middle-aged, for approximately 600 patent families, with 57 inventions newly-protected in 2017. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.
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
ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2017, that affect or are likely to affect its operations.
Environmental laws and regulations
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, surface and groundwater protection, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste management, treatment and disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems or rehabilitation (including in Mining). As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial resources including operating and capital expenditures to achieve or maintain ongoing compliance. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in notes 8.1 and 8.2 to ArcelorMittal’s consolidated financial statements.

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on the Company’s business, financial results or cash flow from operations. In 2017, ArcelorMittal approved a number of multi-year capital expenditures totaling $373 million in order to facilitate compliance with these environmental and energy laws and regulations.
Industrial emissions regulation: climate change
ArcelorMittal’s activities in the 28 member states of the EU are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas (“GHG”) emissions will become more stringent and will continue to expand to other jurisdictions in the future. In the United States, the U.S. Environmental Protection Agency (“EPA”) currently requires reporting of GHG emissions by source and may impose permitting obligations on new sources or existing sources that seek to modify their operations that will result in an increase in certain GHG emissions.
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
In June 2017, the U.S. announced that it would cease to participate in the 2015 Paris Agreement. Pursuant to Article 28, the earliest possible withdrawal date would be in November 2020. The U.S. has signaled that they would comply with the four-year exit process.
ArcelorMittal is closely monitoring local, national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.
United States
ArcelorMittal’s operating subsidiaries in the United States are subject to numerous environmental laws and regulations including at the federal level, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements. Pursuant to these laws, regulations and requirements, the EPA and the states are implementing updated emission standards for certain pollutants.
Any more stringent standards could have significant financial implications on operations. ArcelorMittal USA continues to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.
In 2013, US EPA Region V rejected the State of Minnesota’s plan for reducing regional haze, which was designed to restore visibility in pristine national park areas, and promulgated its own plan to require the taconite industry to install new low NOx technology at taconite furnaces in the region. This requires significant capital investment. In 2015, the taconite industry reached a settlement with the EPA to establish more flexible ranges for final limits and secured additional time to meet them. The EPA promulgated a final rule effectuating that settlement in April 2016.  However, the new rule raised an additional concern regarding the process for setting final limits, which was resolved in 2017. A final rule reflecting the settlement has yet to be published. The original litigation has been dismissed and efforts are underway to comply with the new regulation.
ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to other environmental regulatory developments or matters in 2018.

European Union
Significant EU Directives and regulations that are applicable to ArcelorMittal’s production units in the EU, include the following:

•
Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED Directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED Directive must ensure that their Emissions Limit Values (“ELV”) do not exceed those associated with the Best Available Techniques (“BAT”), as adopted in the decision (February 28, 2012) of the European Commission establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered with few possibilities to obtain derogations related to the implementation of BAT and the associated emissions limits values. The implementation of the IED Directive materially impacts ArcelorMittal’s activities in the EU to an amount not yet determined since many issues that ultimately will determine this impact are not yet fixed due to authorities’ delays in implementing decisions and reconsideration of permits. Most of the Member States were expected to update permits and have ELVs achieved by operators in March 2016. Most permits have been updated during 2017. However, negotiations and updates are still ongoing in some countries. On July 31, 2017, the European Commission adopted BAT conclusions for large combustion plants under the IED (C(2017)5225). The scope of these Best Available Techniques reference documents ("BREF") covers the combustion of solid, liquid and gaseous fuels (including iron and steel process gases) in boilers, gas engines and gas turbines with a total rated thermal input of > 50MW (or in case of several units > 15 MW that are aggregated (sharing a common stack) so that the addition of all capacities reaches 50 MW). The main difficulty for the combustion of process gases is the achievement of NOx and SO2 limits when using mixtures of gases with a high share of coke oven gas. Following the adoption of these BAT conclusions, competent authorities have four years (until August 17, 2021) to review and update the permit conditions accordingly and to ensure that the new ones are compliant. It is important to note that, according to the IED it is only mandatory to update the permit conditions when new BAT conclusions related to the main activity of the installation are published. Nevertheless, competent authorities have relative freedom to launch the review even in cases where it will not be the main activity, hence several facilities may be impacted by this new BREF.

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

•
Directive 2003/87/EC of October 13, 2003 (which has been amended several times and especially by Directive 2009/29/EC) and related directives establishing the ETS in three phases for achieving Kyoto Protocol commitments relating to GHGs for Member States. The ETS works on the “cap and trade” principle. This means there is a “cap”, or limit, on the total amount of certain GHGs that can be emitted by the factories, power plants and other installations subject to the ETS. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. At the end of each year, each company must surrender enough allowances to cover all its emissions, otherwise heavy fines are imposed. If a company reduces its emissions, it can keep the spare allowances to cover its future needs or sell them. Phase II of the ETS ended on December 31, 2012, and Phase III covers the period from 2013 to 2020. In Phase III, all CO2 allowances should be auctioned (as per Regulation (EC) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of emission allowances). The Commission is implementing Phase III of the ETS in a manner that could increase costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production levels and the market price of emission allowances. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of “carbon leakage”. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted result in fewer free allocations than those sought by the European steel industry and will lead to additional costs for steel companies in Europe at the point in time when companies have fully utilized their free allocations. Under Commission Decision 2013/448/EU of September 5, 2013, implementation of a so called “Cross Sectoral Correction Factor” will further negatively impact CO2 free allowances previously announced to the industry based on benchmark values. In 2014, the Commission investigated new possible schemes and mechanisms to regulate and adjust CO2 prices on the ETS market (CO2 backloading, or Market Stability Reserve). On October 6, 2015, the Commission published its decision concerning the establishment and operation of a Market Stability Reserve. The reserve is supposed to address the current surplus of allowances and improve the system's resilience to major shocks by adjusting the supply of allowances to be auctioned. In other words, it is meant to address the market imbalances. The Commission agreed (October 23, 2014) on a 2030 greenhouse gas reduction target of at least 40% compared to 1990. This is on top of the other main targets of the Commission’s 2030 policy framework calling for increasing the share of renewable energy to at least 27% and increasing energy efficiency by at least 27%.

•
On November 9, 2017, the European Parliament and Council announced a provisional agreement to revise and make the ETS more stringent during the Phase 4 period of 2021 to 2030. Among other changes, Phase 4 provisions would further accelerate reduction in the current oversupply of allowances in the ETS market and establish further protections against the risks of carbon leakage. A final agreement is expected to be approved and a new EU Directive published during 2018.

The following EU Directives are also significant:

•	Directive 2008/50/EC of May 21, 2008 on ambient air quality and cleaner air for Europe.

•	Directive 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air, including thresholds on very fine particulates.

•
Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants that are currently being reviewed as part of The Clean Air Policy Package. The proposal would repeal and replace the current EU regime on the annual capping of national emissions of air pollutants. By doing so, it ensures that the national emission ceilings (NECs) set in the current Directive 2001/81/EC for 2010 onwards for SO2, NOx, NMVOC and NH3 shall apply until 2020 and establishes new national emission reduction commitments (“reduction commitments”) applicable from 2020 and 2030 for SO2, NOx, NMVOC, NH3, fine particulate matter (“PM”2,5) and methane (CH4).

•
The new Directive on the control of major accidents hazards involving dangerous substances, also known as SEVESO III 2012/18/UE (repeals Directive 96/82/EC of December 9, 1996), which has been applicable since June 1, 2015. Updates take into account changes in the EU classification of dangerous substances, strengthen provisions on public access to safety information and introduce stricter standards for inspections of installations.

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

•
The new Directive 2013/59/EURATOM of December 5, 2013, establishing basic safety standards for protection from the exposure to ionizing radiation and repealing former EURATOM directives, to be complied with from February 6, 2018.

ArcelorMittal anticipates that its capital expenditure with respect to environmental matters in the EU over the next several years will relate primarily to installations of additional air emission controls, to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IED Directive, and to address GHG issues, including reduction of emissions and purchase of allowances.
Other jurisdictions
Increasingly stringent environmental laws and regulations have also been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.
Argentina
Law 25.675, which was enacted in 2002, required facilities engaging in potentially hazardous activities to obtain Environmental Insurance. ArcelorMittal has obtained Environmental Bonding Insurance for Villa Constitucion, Tablada and San Nicolas plants in order to meet the requirements and renews the plans annually.
Law 11.717 and Decree 101/03 for Santa Fe province regulate environmental licenses and the environmental requalification plan. The Villa Constitucion plant’s license was officially obtained in June 2013. The Villa Constitucion Plant’s committed plan was monitored by environmental authorities and completed in January 2014. This license was renewed in 2017. The Tablada and San Nicolas Plant's licenses were obtained for Tablada in November 2013 and the San Nicolas license was obtained in July 2013 and an additional license in April 2014. The renewal process for the Villa Constitucion plant has been tied to investments in water treatment for direct reduction process effluents and to the resolution of certain environmental issues relating to the steel facility. Regarding the San Nicolas and Tablada sites, there are no issues preventing approval.
Decree 2151/14 requires that industrial non-dangerous residues undergo recycle or recovery activities and avoid final disposal. The Company is already compliant but may be required to develop further projects in relation to new by-products.
In the Buenos Aires province, Decree 429/13 has imposed taxes relating to water consumption. The impact of this on the Company’s operations is minimal.
Law 27.191 was approved relating to renewable energy generation and consumption and applying fines for non-compliance. The new law and resolution 281/17, which established the framework that governs the Term Market for Renewable Energies ("MATER") and sets the rules for agreements between private companies, is fully applicable as of January 1, 2018 and thus did not have a direct impact in 2017. With respect to Acindar, this new legislation will not have a significant impact on energy costs due to the current low contribution of renewable sources to Acindar’s current energy mix and the extended timeline to build and implement renewable energy projects. The law is expected to have a more significant impact from 2020, with a reduction in costs once Acindar is able to consummate direct supply agreements with generators. This may also, however, require renewable energy capital projects to be undertaken.
Decree 3395/92 for Air Quality Standards foreseeing more stringent air quality standards including incorporating PM2.5 (particulate matter of size 2.5 microns) to the regulated parameters for Buenos Aires province is still under review. The Company does not expect that any significant capital expenditures will be required to meet these new proposed standards.

In 2017, the Buenos Aires environmental authority OPDS commenced review of regulations relating to polychlorinated biphenyls (“PCBs”, which are highly toxic chemical compounds present in electricity transformer oil) to allow decontaminated equipment to reach 50 ppm instead of 2 ppm. This change would align with the regulations in the rest of the country. In May 2017, the Ministry of Energy dictated Resolution 1-E/2017, the purpose of which is to consider the special situation of manufacturing companies that are affected by the process of electricity price disclosure and to promote a regime of benefits with discounts on the cost of energy in exchange for accrediting an improvement program aimed at energy efficiency. In 2016, Acindar agreed to the first version of the scheme and obtained a discount of $385,000. After fulfilling each of the stages of the project, Acindar was awarded as an electrointensive industry an estimated discount in the cost of energy of $500,000.
Other national laws are being developed, imposing further responsibility on manufacturers, including hazardous wastes disposal and remediation of contaminated sites, to standardize requirements between provinces and to align them with international requirements.
Argentina is considering the introduction of a Carbon Tax with effect from 2020. The amount of the tax will depend on the fuels’ potential CO2 emissions (current proposal being considered is $25/TnCO2-e) and a fixed-sum tax per unit of fuel in order to match the current tax pressure. At this time it appears that the draft legislation excludes fuels that are used as raw materials. However, if natural gas (used as a raw material in the direct reduction process) falls within the purview of the legislation, the impact could be about $25 million per year.
Bosnia and Herzegovina
Environmental legislation in Bosnia and Herzegovina is essentially based on the provisions of a set of federal laws and regulations that have been effective since January 2008. The following practices are particularly relevant for ArcelorMittal Zenica: adopting best available techniques and complying with limit values that achieve environmental quality standards in air and water, preventing and controlling major accidents involving hazardous substances, procedures and measures for dealing with accidents in water and coastal water land, fees on sulfur dioxide, nitrogen oxides and dust emissions the discharge of pollutants in water, waste recovery, disposal and export and limitations on noise pollution.
In April 2017, the Federal Ministry of Environment and Tourism issued an integrated environmental permit for all plants in ArcelorMittal Zenica. A water permit was issued by the relevant federal agency in July 2017. Both permits are valid until 2022.
In addition to investments already achieved and ongoing investments, several investments are expected in the coming years to continue improving the environmental footprint of the plant and thus the release of lower emissions, in the context of poor air quality in Bosnia Herzegovina and NGO concerns regarding the situation.
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
On April 4, 2012, the Brazilian Steel Institute and its associated companies launched the “Protocol for Sustainable Charcoal Production”. The Protocol’s objectives are to avoid charcoal production from illegal deforestation and to stimulate suppliers to produce charcoal from eucalyptus planted forests. In 2013, meetings were held to define actions to achieve the protocol’s objectives. In 2015, the criterion for Green Labeling in pig-iron production was established by the Brazilian Association of Technical Standards. Implementation of the new Protocol depends on the creation of new forms that were expected to be finalized in 2017, however, they are yet to be published.

Federal Resolution No. 436/2011 published by CONAMA, established maximum limits for air pollutants emissions from stationary sources installed or having requested its installation license before January 2, 2007. More restrictive limits can be determined by the licensing environmental agency, according to the local conditions of the area that is affected by the pollution source. Beginning in 2014, more stringent limits became effective for emissions of particulate material, SO2, NOx from coke ovens, electric arc furnaces, rolling mills, sintering, charcoal blast furnaces and blast furnaces. ArcelorMittal Brasil already complies with these new emission standards. In Minas Gerais, the Normative Deliberation 187/2013 established maximum limits for air pollutants emissions from stationary sources. Although pig iron suppliers do not currently achieve these limits, the compliance deadline is 2018. ArcelorMittal's industrial units do not expect any issues with meeting the requirements of this Normative Deliberation. The Forestry Association of Minas Gerais State is currently negotiating the deliberation framework and terms under which carbon emission limits should be applied - this could have implications for ArcelorMittal Biofloretas (Forest Segment).
A new resolution from the São Paulo State Environmental Agency (“CETESB”) establishing new soil guidance values has been enforced following São Paulo State Board Decision 045/2014. Standards for inorganic compounds (metals) have become, in general, less restrictive. However, guidance values for other compounds (PAHs, Organic Chlorides etc.) have become more restrictive. Considering that the guidance values under Federal Resolution No. 420/2009, published by CONAMA, were based on the prior CETESB values, it was expected that the federal guidance values would be changed in 2016, however, no developments have been seen on this.
São Paulo state published Decree No. 59263/2013, which established guidelines for contaminated site management. The main items are related to the publication of a State List of Contaminated Sites. The Decree requires the legally responsible person to provide bank guarantees or environmental insurance worth at least 125% of the costs estimated in such plan. The penalties for violating this Decree could consist of fines up to $30 million or embargo, demolition and suspension of loans and tax benefits.
Due to the water crisis faced in the South East of Brazil, São Paulo, Minas Gerais and Espírito Santo, where most of ArcelorMittal Brasil's industrial sites are located, laws issued in 2015 and 2016 that have imposed restrictions on water permits for industrial use are still in effect. These restrictions are only applied for the period when river flows are below pre-established levels. The restriction of 30% in ArcelorMittal Serra Azul’s water permit continues. The restriction has not affected its operations since the site also has groundwater permits that provide the necessary flow for the operational activities and action has been taken to reduce water consumption, similar to actions taken at the Tubarão and Cariacica sites.
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
In Vitória, a new municipal mechanism to control dust emissions and air quality has been implemented, which, among other things, creates intermediate targets to be implemented within three years, lowers emission values to new parameters, especially PM 2.5, and creates an emergency plan when air quality at Vitória falls to a critical level. The State is leading investigations on the “Black dust” saga which is followed by the press and social media due to potential health issues in the area. Emissions of several industries are scrutinized by the authorities. In November 2016, the Federal Public Prosecutor´s Office in Espírito Santo State requested to be party to the lawsuit in which ANAMA (National Association of Friends of the Environment) is claimant against ArcelorMittal in a matter involving visible emissions. There have been no orders or findings from the judge in the matter yet.
Following the Samarco accident, the state of Minas has issued State Decree No. 46993/2016 and State Resolution SEMAD / FEAM 2372/16, both requiring extraordinary audits of tailings dams, generating increased costs for compliance and a number of surveillance visits from federal and state agencies (environment, geology and police departments).

Minas Gerais State Law 21972/2016 proposed significant changes both in the structure and the competences of the state Environmental Agency. To be implemented, such changes must be regulated by state decrees that have not yet been issued. The Industry Federation is holding meetings with the government to oppose changes that could negatively impact the sector.
National Decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Federal Law No. 12187/2009). Following the ratification of the Paris Agreement, the Intended Nationally Determined Contribution ("INDC") for Brazil, that proposes absolute emission reductions targets of 37% by 2025 and 43% by 2030 in comparison to historic emissions of 2005, was ratified by Congress. Implementation of the INDC targets is currently under discussion. There are no specific targets for the industrial sector, but it is expected that new regulations will be issued to reduce GHG emissions.
Canada
ArcelorMittal’s operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Fisheries Act and the Canadian Environmental Act) and provincial legislation regulating matters of more local importance such as natural resource use, local air and water quality noise and hazard waste management.
The province of Quebec and the state of California in the U.S. are currently members of the Western Climate Initiative (“WCI”), a sub-national GHG emission cap and trade program. In 2016, the government of Ontario enacted the Climate Change Mitigation and Low-Carbon Economy Act and an associated regulation (O. Reg. 144/16) which established a GHG emission cap and trade program that began in 2017. Ontario plans to link its program to the WCI in 2018.
ArcelorMittal Dofasco is covered by the Ontario GHG regulation. In Ontario’s first compliance period (2017 to 2020), energy-intensive and trade-exposed industries including steel will receive 100% free allowances up to an annually declining cap based on benchmark GHG emissions intensities for coke making, iron making, BOF steel making, EAF steel-making and stationary combustion. ArcelorMittal Dofasco will receive the majority of allowances it requires for compliance free of charge. Reduction targets have not yet been set for 2021 to 2030.
Separate consultations by the Governments of Ontario and Quebec are underway with large emitters of GHG in each province with regard to the cap and trade program regulation for the second and subsequent compliance periods from 2021 to 2030. For Quebec, consultations were completed for the 2021 to 2023 compliance period and the financial impact of the regulation was reduced compared to what was presented at the end of 2016 for the period. For the period 2024 to 2030, negotiations will commence in 2018 in order to minimize the financial impact of regulatory changes.
In October 2016, the Government of Canada announced its intention to impose a minimum, national carbon price on provinces without a pricing system for reducing GHG emissions. The cap-and-trade programs in Ontario and Quebec where most of ArcelorMittal’s Canadian facilities are located satisfy the federal requirement.
The Department of Environment and Climate Change Canada has developed Base Level Industrial Emission Requirements (“BLIER”s) under the Air Quality Management System, the national regulation addressing Criteria Air Contaminants. For the steel sector, emissions of NOX, SO2, VOCs and fugitive particulates are covered. The SO2 BLIER requires ArcelorMittal Dofasco to install full coke oven gas desulphurization by December 31, 2025. The NOx BLIER will be managed through oxygen controls at the hot mill reheat furnaces.
BLIERS also apply to ArcelorMittal Mining Canada’s operations. The objective concerning SOx and dust are the same or less stringent than actual provincial requirements. Concerning NOx, a technical committee will have to be put in place to conduct some investigations on emissions from pellet plants. This will likely require investments to reduce emissions in the future.
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
Pursuant to the mining regulation and the restoration plans for the facilities in Mont Wright, Fire Lake and Port-Cartier ArcelorMittal Mines and Infrastructure Canada will be required to provide  a financial guarantee estimated to be in the range of CAD160 million to CAD170 million for restoration of the sites identified by Quebec Ministry of Natural Resources.
ArcelorMittal Long Products Canada expects the new depollution permits for its Contrecoeur facilities to be issued in 2018. The process for issuance of the depollution permit for Contrecoeur West is almost completed and the process for issuance of the depollution permit for Contrecoeur East is expected to be completed by end of 2018. Obtaining the new depollution permits will require increasing monitoring frequencies as well as conducting certain studies including water usage and air dispersion modeling.
Quebec adopted a Clean Air Regulation on June 30, 2011 that requires Particulate Matter (PM) testing for steel mills, (annual testing of baghouses and testing of roof fans every three years), and installation of broken bag detectors in baghouses. An investment of approximately CAD30 million will be required for ArcelorMittal Long Products Canada to comply with this regulation. A baghouse will be replaced at its Contrecoeur West steel making facility in 2018.
In the mining sector, this regulation will reduce the limit for total PM from 120 to 75 grams/tonne produced for existing pelletizing plants, including ArcelorMittal Mines and Infrastructure Canada. The limit for a new plant will be 50 grams/tonne produced. The immediate financial compliance impact is CAD2 million for installation of continuous monitoring equipment. The electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensuring conformity with the new emission limit on a medium-term basis. This project will be undertaken over a 10 year timeline, and its expected cost will be approximately CAD15 million.
A one-year test with liquefied natural gas (“LNG”) will start in the spring of 2018. At ArcelorMittal Mines and Infrastructure Canada, a total of six burners on one production line were converted to LNG with the objective of reducing the cost of GHG.
Kazakhstan
In April 2016, Kazakhstan introduced a number of amendments to the environmental code in the area of GHG emissions. Among other things, the amendments suspended provisions of the environmental code which (i) prohibit GHG emissions without obtaining a quota and (ii) regulate trading of emission quotas until January 1, 2018. Previously issued quotas and trading of quotas were suspended until January 2018. Effective January 1, 2018, this part of Kazakh legislation has come into force.
Pursuant to the Paris Agreement, Kazakhstan announced that it plans to achieve an economy-wide target of 15%-25% reduction in GHG emissions by 2030 compared to 1990.
The committee of environmental control and regulations of the Ministry of Energy have put forth a proposal to cancel the procedure of obtaining special permits that allow emissions and discharges to the environment (i.e., "ecological permits"). These ecological permits are separate from the permits governing GHG emissions. As of December 31, 2017, no ecological permits had been canceled.
The Administrative Code of Kazakhstan that came into force on January 1, 2015 increased the penalty provisions for legal entities and officials for environmental violations.  Fines were determined for exceeding the approved level of GHG emissions in the amount of five times the “monthly calculation index” for each unit of quota exceeding the permitted level.

Starting from January 1, 2017, one monthly calculation index is equal to 2,269 KZT ($6). The size of the monthly calculation index is approved by the state and re-considered annually. When deciding on the amount of the fine, the court or other authority considering the administrative offense will take into account the value of the index which was in effect at the time when the administrative proceeding was initiated. However, in line with the above amendments to the environmental code, the provisions of the administrative code imposing liabilities for exceeding GHG emission quotas have been suspended until January 1, 2018. Effective January 1, 2018 this part of Kazakh legislation has come into force.
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
The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) that it amended, cover all aspects of commercial and community use of forests. Community management of forests was significantly enhanced by the enactment of the Community Rights Law with respect to Forest Lands (2009). Some territory gazette under this law is within ArcelorMittal’s concession, and access to these areas is leading to a series of test cases between this law and the Company’s Mineral Development Agreement. Some parts of the concession are also protected under the Act for the Establishment of a Protected Forest Areas Network (2003), and specifically by the subsidiary Act for the Establishment of the East Nimba Nature Reserve (2003).
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
The draft Land Rights Act is still yet to be passed. However, in October 2016, Title 12 of the Executive Law of the Liberian Codes of Law Revised was amended to create the Liberia Land Authority whose role is to control and manage the access and use of public and government land and ensure the development of land use plans and zoning schemes. The Authority is also entitled to establish county land boards and land management structures to govern and manage the land of communities.
Although ArcelorMittal suspended its proposed Project Phase 2 expansion in 2014 following the onset of Ebola in West Africa and later poor market conditions, the various environmental permits already awarded set a number of stringent conditions for ongoing operations and for future project developments.  Among other things, they have necessarily committed ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may eventually amount to at least $70 million and overall mine closure may amount to more than $100 million.
Renewal of the environmental permit at the end of June 2017 included mining activities for Gangra which were part of the Phase 2 expansion project. This permit has increased requirements in terms of sediment control, water discharge as well as biodiversity conservation. Increased requirements as identified in the 2017 Phase 1 ESIA addendum calls for more stringent sediment controls and land take management, and expansion of the offset program due to the increase in the mine footprint.

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
As per the General Federal Law for Climate Change, starting in 2017, ArcelorMittal Mexico must verify and validate its yearly CO2 emissions report with an external authorized company every 3 years.
South Africa
The National Environmental Management Act (“NEMA”) 107 of 1998 serves as the departure point for any project in South Africa and informs the Environmental Impact Assessment (“EIA”) process that needs to be followed in order to obtain the required authorization. An environmental authorization is issued pursuant to NEMA and other related environmental legislation, for example the National Environmental Management: Waste Act, 59 of 2008 (“NEM:WA”) as well as the National Environmental Management: Air Quality Act, 39 of 2004 (“NEM:AQA”)  for any projects requiring an EIA process. Furthermore, the “duty of care” principle enshrined in the NEMA specifies that any harm caused to the environment is a criminal offense under the terms of the NEMA. A compliance notice/directive was issued on December 7, 2015 by the Department of Environmental Affairs regarding certain operations at the Newcastle Works. The compliance notice/directive required the Newcastle Works to cease its existing practices for waste disposal at a site that allegedly was operating unlawfully and to cease sales of slag to outside companies unless proof was submitted that such companies are in possession of a waste management license. Finally, the compliance notice/directive requires Newcastle Works to conduct a study of possible environmental related impacts with regard to certain identified areas of the site.  ArcelorMittal South Africa is currently challenging the compliance notice/directive. The compliance notice/directive has not been suspended and ArcelorMittal South Africa is currently in compliance with the compliance notice/directive pending finalization of the review application instituted in the High Court of South Africa.
The NEM:WA came into effect on July 1, 2009, and applies to all waste related activities and contaminated land and replaces older legislation in this regard. NEM:AQA, which took full effect on April 1, 2010, introduced strict air emission standards for new and existing plants. Existing plants or processes are granted a period of 5 years to achieve standards set for existing plants and 10 years to achieve standards set for new plants. ArcelorMittal South Africa’s coke making operations, in particular, but other operations as well, are affected by the implementation of this Act, and major capital expenditures are expected to be implemented over the next two years to meet the relatively strict 2020 standards.
South Africa has committed to reduce GHG emissions below business as usual by 34% by 2020 and 42% by 2025, as well as adaptation measures, as outlined in South Africa’s Intended NDC for purposes of the Paris Agreement. A carbon tax is envisaged to be implemented during 2018 together with complementary measures to reduce GHG emissions and effect behavioral change. In its current draft carbon tax bill, the National Treasury lists a number of allowances to mitigate the impact the tax would have on industries and the final design of the taxation structure is expected to be finalized once the final draft bill is published.  Current expectations are that AMSA could achieve an 80% tax-free threshold with the remainder of its emissions being taxed at ZAR120/tCO2. This would equate to a financial impact of up to ZAR300 million per year (depending on production levels) on South Africa’s operations and will not be deductible as an expense.

Ukraine
Ukraine is gradually introducing EU environmental standards and emission standards, which will require significant capital expenditures in the near future.
On December 7, 2016, The Cabinet of Ministers of Ukraine approved the Concept of implementing the state policy in the sphere of climate change for the period until 2030. According to this Concept, an internal trading system of greenhouse gas emission quotas is to be created and implemented in accordance with the provisions of Directive 2003/87/EC.
The Ministry of Ecology and Natural Resources of Ukraine has developed a draft plan of measures to realize the Concept. Currently the project is being coordinated by interested ministries and departments. No other laws have yet been developed and passed.
Venezuela
Industrias Unicon, C.A. (“Unicon”) is subject to various Venezuelan environmental regulations, the most important being the Organic Law for the Environment (2006) and the Criminal Law of the Environment (2012). Unicon is also subject to annual inspections by environmental entities of the federal and regional government, through whom environmental permits and adherence are reviewed. Strict compliance with environmental standards by Unicon has been verified by these governmental entities, with no observations.
Health and safety laws and regulations
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented a database to record and share events and unsafe situations that have the potential for a serious injury. These situations and events are called SO/PSIFs (for “serious occurrences/potential serious injuries and fatalities”), the actual consequences of a SO/PSIF might have been minor, but as soon as the potential for a severe injury or fatality was present, it is considered as a “SO/PSIF”. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at plant sites. The database incorporates a company-wide used return-of-experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent their recurrence. Another database, focusing on good practices/internal benchmarking has been deployed since 2010 and, as with any database, continues to grow in terms of content and uses over time. To monitor compliance, an auditing system has been put in place to check compliance with internal standards.
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
Foreign trade
ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2017, certain countries and communities, such as Australia, Brazil, Canada, Chile, Egypt, the Eurasian Economic Union, the European Union, the Gulf Cooperation Council, India, Indonesia Malaysia, Mexico, Peru, South Africa, Taiwan, Thailand, Turkey, the United States of America and Vietnam, continued or launched investigations into whether to impose/continue imposing trade remedies (usually anti-dumping or safeguard measures) against injury, or the threat thereof, caused by increasing steel imports originating from various steel producing countries.

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
All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds dumping or subsidization and the injury is likely to continue or recur, then the orders continue. In the case of safeguard measures enduring for greater than three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years. These so-called "sunset" reviews affect various countries of interest, for example in May 2016 the United States initiated a sunset review of the duties imposed in December 2014 for hot rolled products from Russia. In September 2016, the US Department of Commerce, in light of this sunset review, decided to continue applying those duties stating that such products from Russia posed the same dumping risks as in 2014. No new sunset reviews, involving the Company's products were commenced in 2017.
In 2017, the European Commission’s antidumping duties on hot-rolled coil products imported from China became permanent and are to remain in place for a period of five years. It also imposed final anti-subsidy duties against the same products from China. The European Commission also imposed final anti-dumping duties on hot-rolled coil products imported from Russia, Iran, Brazil and Ukraine and initiated an anti-dumping investigation against non-auto corrosion resistant steel coming from China; additionally it implemented final measures on Quarter Plate products imported from China. In the United States, final anti-dumping duties and countervailing duties against corrosion-resistant, hot-rolled and cold-rolled steel imports from China, Brazil and certain other countries became definitive in 2017, and the US Department of Commerce applied final anti-dumping and countervailing duties against heavy steel plate imports from China, Brazil, South Africa and certain other countries.
In a number of markets in which ArcelorMittal has manufacturing operations, it may be the beneficiary of trade actions intended to address trade distortions consistent with WTO regulations, such as the examples already mentioned in Europe and USA. In other situations, certain operations of ArcelorMittal may be a respondent to antidumping and countervailing duty cases and its exported products might be subject to antidumping and countervailing duties or other trade restrictions, for example antidumping duties imposed in 2017 by the Egyptian government against rebar imports from Ukraine, Turkey and China affecting exports from ArcelorMittal operations in Ukraine.
On April 20, 2017, a national security investigation (Section 232) with respect to steel imports was initiated in the United States. The DOC report was sent to the Trump Administration on January 11, 2018, after which the administration has 90 days to decide what action to take, if any.

China poses unique trade policy questions as the EU, among other regions, debates whether to grant China market economy status (“MES”) under WTO rules. MES is a critical component in determining the magnitude of trade remedies that may be applied against a country engaging in unfair trade practices. Where a country has MES, this alters the comparative price selection and cost benchmarks used to calculate the margin of the alleged dumping. While China viewed the recognition of its MES as automatic and necessary from the point of expiry of certain of its WTO accession protocols on December 11, 2016, this status was not granted  by certain regions and countries, notably the EU and the U.S. Accordingly, on December 12, 2016 China notified the WTO that it was requesting dispute consultations with both the United States and the European Union in respect of the special calculation methods used by both the United States and European Union in anti-dumping proceedings. In November, 2017, the United States submitted a statement to the WTO, as a third party brief in support of the European Union in a dispute with China, formally opposing granting China market economy status; the dispute is ongoing at the WTO. On December 19, 2017, the EU published its approved amendments of the Anti-Dumping Regulation (EU) 2016/1036 (New Anti-dumping Methodology-NADM), which stipulate that if the existence of “significant distortions” has been established by the complainant, the European Commission may use an alternative methodology for calculating dumping margins for imports from third countries. This new framework notably removes the former distinction between market and non-market economies (“NMEs”) for the calculation of dumping margins in the EU anti-dumping regulation.  The alternative methodology can now be used by the EU for any WTO country.
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

Kazakhstan
In August 2015, the National Bank of Kazakhstan devalued the Kazakhstan tenge and introduced a free-floating exchange rate. The National Oil Fund conducts open market operations to finance economic programs, hence the current exchange rate regime may be best described as a managed float. Liquidity in foreign exchange markets is limited and mainly non-deliverable forwards are traded on offshore markets. There are no restrictions on tenge convertibility, but domestic legal entities must state their reasons for buying foreign currency and may only trade with authorized banks.
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
Ukraine
The National Bank of Ukraine is responsible for the country’s monetary policy. The exchange rate system is highly regulated and only deliverable forwards are allowed on the onshore market. On the offshore market, only non-deliverable forwards are allowed, but liquidity is very limited. Since August 2016, foreign investors are entitled to repatriate profit, income or other funds relating to investments without any restrictions, after the payment of applicable taxes. Except for payments of 2014 to 2016 dividends, which were allowed subject to certain restrictions, there is a ban on the remittance of funds to foreign investors through the payment of dividends on securities traded on the stock exchange, a decrease in share capital or the exit of foreign investors from domestic legal entities.
Venezuela
Venezuela’s foreign exchange regime has been characterized by governmental devaluation and sudden legislative change. Recently, Venezuela featured two controlled exchange systems for the bolivar, its official currency: SIMADI, which was available to public and private companies and individuals, and SICAD, which was a public “bidding” system for eligible participants purchasing certain imports. In the first quarter of 2016, the Venezuelan government announced the elimination of the SICAD rate and the free float of the SIMADI rate, before later announcing the replacement of the SIMADI rate with two new exchange systems: DIPRO, which is fixed at a rate of 10 bolivars per U.S. dollar and is used primarily for priority food and medicine sectors, and DICOM, which is allowed to float freely and applies for most other sectors. The Venezuelan government temporarily suspended the sale of U.S. dollars through its DICOM auction system during the fourth quarter of 2017. Effective January 30, 2018, the Venezuelan government eliminated the DIPRO rate and reopened the auction of the DICOM rate on February 5, 2018.
At December 31, 2017, ArcelorMittal’s net investment in Unicon was $65 million. See note 2.2.2 to the consolidated financial statements.
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)
ArcelorMittal’s business with customers in Iran
In 2017, ArcelorMittal sold the following products to customers in Iran: commodity-grade long and flat steel products for the consumer and construction sector, and flat steel products for packaging uses and the automotive sector. ArcelorMittal’s subsidiary ArcelorMittal International FZE in Dubai (“AMID”) sold steel products to customers in Iran, generating $334 million in revenue in 2017.
AMID sells to trading companies, most of which are based in Dubai and some of which are owned by Iranian nationals, that export and ship the products to stockists (i.e., wholesalers) and fabricators in Iran which, to the best of ArcelorMittal’s knowledge, on-sell them primarily to companies involved in the private-sector construction and consumer goods industries. Following the significant easing of UN, EU and U.S. secondary sanctions on January 16, 2016 (“Implementation Day”) in accordance with the Joint Comprehensive Plan of Action (“JCPOA”), AMID has started direct sales of commodity grade long and flat steel products to Iranian companies in Iran involved in the construction and consumer goods industries, amounting to 25% of AMID’s sales in 2017 in Iran. ArcelorMittal intends to continue the above described AMID business in compliance with applicable sanction laws in 2018.

In 2017, ArcelorMittal’s Europe segment sold coated flat products, alloy steel plates, sections and seamless pipes both directly and indirectly for projects in Iran. These activities generated $9.8 million in revenue with a profit of $0.5 million; ArcelorMittal’s Europe segment intends to continue this business in light of the changes to the sanctions regime on Implementation Day.
ArcelorMittal’s Europe segment has made sales of flat coated and non-coated products destined to Iranian automotive customers generating $15 million in revenue with a profit of $2 million. According to press reports and other public information, these companies may have links to the Iranian Government. ArcelorMittal Europe intends to continue this business.
To the best of the Company’s knowledge, none of the above sales have gone to any sanctionable end-uses or end users. No U.S. affiliate or persons are involved in these sales, and the sales are not conducted in U.S. dollars.
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
HMEL made payments of $31 million during 2017 in respect of these purchases.
HMEL resumed its purchases from the NIOC and the National Iranian Tanker Company ("NITC") in 2016 and 2017 after most sanctions on Iran were lifted pursuant to the JCPOA. HMEL entered into a term contract for purchases of crude oil from NIOC in 2017, against which it purchased about 6.3 million barrels of crude oil in 2017 on an FOB basis, for which payments of $218.5 million were made during 2017 with a balance of $125.8 million outstanding.
NITC has shipped crude steel from the Middle East including Iran to India for HMEL. In 2017, HMEL paid $8.67 million for NITC’s shipping services. To the best of the Company’s knowledge none of the transactions were conducted in U.S. dollars. HMEL made no sales of refined products to Iran.
HMEL produces a variety of petroleum and petrochemical products, which individually require different types of crude oil in different quantities. HMEL generally co-mingles crude oil purchased from various sources, making it difficult to trace the raw materials used in manufacturing a given product or to link revenues directly to such inputs. HMEL cannot determine with certainty the amount of its revenue or profit in 2017 that were related to crude oil purchased from the NIOC.
In 2017, Valin ArcelorMittal Automotive Steel Co., Ltd (“VAMA”) (a joint venture of 51:49% shareholding between Hunan Valin and ArcelorMittal) sold coated steel products (DX53D+AS) to a Chinese trading company Zhejiang Taizhou Walf generating $0.74 million in revenue with a profit of $0.01 million. Some of these produces were further sold by Zhejiang Taizhou Walf to customers in Iran.
To the best of the Company’s knowledge, none of the above sales have gone to any sanctionable end-uses or end users. The sales were not conducted in U.S. dollars.

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
Please refer to the "Presentation of Financial and Certain Other Information" section of this Annual Report on Form 20-F for a listing of the Company’s principal subsidiaries, including country of incorporation. Please refer to note 2.2.1 of the consolidated financial statements for the ownership percentages of these subsidiaries. Unless otherwise stated, the subsidiaries as listed have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company.
Investments accounted for under the equity method
ArcelorMittal has investments in entities accounted for under the equity method. See note 2.4 to ArcelorMittal’s consolidated financial statements.
Reportable segments
ArcelorMittal reports its business in the following five reportable segments corresponding to continuing activities: NAFTA, Brazil, Europe, ACIS and Mining.
NAFTA produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate and are sold primarily to customers in the following sectors: automotive, energy, construction packaging and appliances and via distributors and processors. Flat product facilities are located at seven integrated and mini-mill sites located in three countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at three integrated and mini-mill sites located in three countries. In 2017, shipments from NAFTA totaled 21.8 million tonnes.
Brazil produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products comprise sections, wire rod, bar and rebars, billets, blooms and wire drawing. In 2017, shipments from Brazil totaled 10.8 million tonnes.
Europe produces flat, long and tubular products. Flat products include hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Flat product facilities are located at 14 integrated and mini-mill sites located in six countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing. Long product facilities are located at 12 integrated and mini-mill sites in eight countries. In addition, Europe includes downstream solutions, which provides primarily distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In 2017, shipments from Europe totaled 40.9 million tonnes.
ACIS produces a combination of flat, long and tubular products. It has five flat and long production facilities in three countries. In 2017, shipments from ACIS totaled 13.1 million tonnes, with shipments having been made worldwide.
Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, Africa and CIS. In 2017, iron ore and coal production from own mines totaled approximately 57.4 million tonnes and 6.3 million tonnes, respectively.
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

Facility	Number of Facilities	Capacity (in million tonnes per year) [1]	Production in 2017 (in million tonnes per year) [2]
Coke Oven Battery	69	32.8	25.8
Sinter Plant	32	95.8	69.2
Blast Furnace	56	95.6	72.4
Basic Oxygen Furnace (including Tandem Furnace)	71	101.7	77.3
DRI Plant	13	9.4	7.3
Electric Arc Furnace	31	26.2	17.5
Continuous Caster—Slabs	46	91.1	66.4
Hot Rolling Mill	21	74.0	54.9
Pickling Line	35	36.3	18.4
Tandem Mill	38	41.5	28.0
Annealing Line (continuous / batch)	53	20.8	11.2
Skin Pass Mill	35	20.7	9.2
Plate Mill	11	6.7	2.8
Continuous Caster—Bloom / Billet	33	30.9	21.8
Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.0
Billet Rolling Mill	3	2.6	1.5
Section Mill	25	13.6	8.5
Bar Mill	20	7.8	5.4
Wire Rod Mill	18	11.8	7.9
Hot Dip Galvanizing Line	58	20.7	17.2
Electro Galvanizing Line	13	2.6	1.1
Tinplate Mill	16	3.4	2.1
Tin Free Steel (TFS)	1	0.3	0.1
Color Coating Line	19	2.8	1.9
Seamless Pipes	7	0.9	0.3
Welded Pipes	58	3.0	1.0

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

NAFTA			Crude Steel

Unit	Country	Locations	Production in 2017 (in million tonnes per year)[1]	Type of plant	Products
ArcelorMittal USA	USA	Warren, OH	n/a	Coke-Making	Coke
ArcelorMittal USA	USA	Monessen, PA	n/a	Coke-Making	Coke
ArcelorMittal USA [2] [3]	USA	East Chicago, IN	5.0	Integrated	Flat
ArcelorMittal USA	USA	Burns Harbor, IN	4.4	Integrated	Flat
ArcelorMittal USA	USA	Cleveland, OH	3.2	Integrated	Flat
ArcelorMittal USA	USA	Riverdale, IL	0.7	Integrated	Flat
ArcelorMittal USA	USA	Coatesville, PA	0.4	Mini-mill	Flat
ArcelorMittal USA	USA	Columbus, OH	n/a	Downstream	Flat
I/N Tek	USA	New Carlisle, IN	n/a	Downstream	Flat
ArcelorMittal USA	USA	Conshohocken, PA	n/a	Downstream	Flat
ArcelorMittal USA	USA	Weirton, WV	n/a	Downstream	Flat
ArcelorMittal USA	USA	Gary, IN	n/a	Downstream	Flat
Double G	USA	Jackson, MS	n/a	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	3.7	Integrated, Mini-mill	Flat
ArcelorMittal Mexico	Mexico	Lázaro Cárdenas, Celaya	3.8	Mini-mill, Integrated, and Downstream	Flat, Long/ Bar, Wire Rod
ArcelorMittal Long Products Canada	Canada	Contrecoeur East, West	2.0	Mini-mill	Long/ Wire Rod, Bars, Slabs
ArcelorMittal USA	USA	Steelton, PA	0.3	Mini-mill	Long/ Rail
ArcelorMittal Tubular Products	Canada	Brampton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	London	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Woodstock	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Hamilton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Shelby	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Marion	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Mexico	Monterrey	n/a	Downstream	Pipes and Tubes

1	Note: n/a = not applicable (no crude steel production).

2	Indiana Harbor (East and West).

3	ArcelorMittal USA idled its #2 basic oxygen furnace and its #2 slab caster at Indiana Harbor East (East Chicago) in June 2017.

ArcelorMittal Dofasco

ArcelorMittal Dofasco (“Dofasco”) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant uses both integrated and EAF-based steelmaking processes. Its products include hot-rolled, cold-rolled, galvanized and tinplate. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets.

ArcelorMittal USA

ArcelorMittal USA mainly produces flat products at their steelmaking facilities located at Indiana Harbor, Burns Harbor, Cleveland, Riverdale and Coatesville.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Indiana and benefits from Great Lakes shipping as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet and hot dip galvanized sheet for use in automotive, appliance, service center, tubular, strip converters and contractor applications.

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

The Cleveland facility is located on the Cuyahoga River in Cleveland, Ohio with access to the Port of Cleveland and Great Lakes shipping, as well as highway and railroad transportation routes. The Cleveland plant serves the automotive, service centers, converters and tubular applications markets.

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

ArcelorMittal Mexico

ArcelorMittal Mexico produces both flat and long steel products and operates an integrated route and EAF route using DRI. It produces higher quality slabs for use in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. It is also one of the largest single rebar and wire rod production facilities in Mexico and mainly uses the integrated route for steelmaking. The facility is located in Lazaro Cardenas in the Michoacán state by the Pacific coast and is highly accessible by ocean, rail, and other means. It also operates a rebar mill at Celaya with billets sourced from the Lazaro facility.

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

BRAZIL			Crude Steel

Unit	Country	Locations	Production in 2017 (in million tonnes per year) [1]	Type of plant	Products
Sol	Brazil	Vitoria	n/a	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	7.2	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	n/a	Downstream	Flat
ArcelorMittal Brasil	Brazil	João Monlevade	1.0	Integrated	Long/ Wire Rod
Acindar	Argentina	Villa Constitucion	1.1	Mini-mill	Long/ Wire Rod, Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica,	1.9	Mini-mill	Long/ Bar, Wire Rod
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	n/a	Downstream	Long/ Wire Rod
Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	n/a	Downstream	Pipes and Tubes

1	Note: n/a = not applicable (no crude steel production)

ArcelorMittal Brasil

ArcelorMittal Brasil produces both flat and long steel products. Flat products are manufactured at ArcelorMittal Tubarão and ArcelorMittal Vega. Its products include slabs, hot-rolled coil, cold-rolled coil and galvanized steel, and serve customers in automotive, appliances, construction and distribution segments. The Tubarão complex uses the integrated steelmaking route to produce slabs and further rolled to hot-rolled coils and is strategically located with access to Praia Mole Marine Terminal, road and railway systems. The Vega facility has cold-rolling and coating facilities and easy access to the port of São Francisco do Sul.

ArcelorMittal Brasil’s long products include wire rod and wire, merchant bars, special bars and rebars, for use in civil construction, industrial manufacturing, agricultural and distribution sectors. It produces transformed products including, among others, welded mesh, trusses, annealed wire and nails. It also operates an extensive distribution network across the country selling to retail customers. It also owns interests in two subsidiaries, Belgo Bekaert Arames Ltda. (BBA), which manufactures wire products for agricultural and industrial end-users, and Belgo-Mineira Bekaert Artefatos de Arame Ltda., which produces steel cords used in the tire industry. In June 2017, ArcelorMittal Brasil acquired a majority interest in Bekaert Sumaré Ltda, a steel cord producer (see "Item 4.A. Information on the Company—History and development of the Company—Key transactions and events in 2017" for a description of the transaction). ArcelorMittal Bioflorestas produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and to exchange for pig iron with local producers.

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

EUROPE			Crude Steel

Unit	Country	Locations	Production in 2017 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	3.2	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	2.2	Integrated	Flat
ArcelorMittal Belgium	Belgium	Gent, Geel, Genk, Huy, Liège	5.5	Integrated and Downstream	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	6.9	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	3.8	Integrated and Downstream	Flat
ArcelorMittal Galati	Romania	Galati	2.0	Integrated	Flat
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka	4.7	Integrated and Downstream	Flat, Long, Rails, Wire Rod
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	5.6	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao	Spain	Bilbao	0.3	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	n/a	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	n/a	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange	n/a	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	n/a	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	n/a	Downstream	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	0.4	Mini-mill and Downstream	Flat
ArcelorMittal Ostrava	Czech Republic	Ostrava	1.8	Integrated	Flat, Long
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange, Rodange	2.2	Mini-mill	Long /Sheet Piles, Rails, Sections & Special Sections
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara	1.0	Mini-mill	Long/ Sections

1	n/a = Not applicable (no crude steel production)

EUROPE (continued)			Crude Steel

Unit	Country	Locations	Production in 2017 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Gandrange	France	Gandrange	n/a	Downstream	Long/ Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	0.6	Mini-mill	Long/ Bars
ArcelorMittal Hamburg	Germany	Hamburg	1.0	Mini-mill	Long/ Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	1.1	Integrated	Long/ Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	0.3	Mini-mill	Long/ Sections
Sonasid	Morocco	Nador, Jorf Lasfar	0.5	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	0.7	Mini-mill / Integrated	Long/ Wire Rod, Bars
ArcelorMittal Tubular Products Galati SRL	Romania	Galati	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Roman SA	Romania	Roman	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Iasi SA	Romania	Iasi	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Ostrava a.s.	Czech Republic	Ostrava	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Karvina a.s.	Czech Republic	Karvina	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Kraków	Poland	Krakow	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hautmont	France	Hautmont	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Vitry	France	Vitry	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Chevillon	France	Chevillon	n/a	Downstream	Pipes and Tubes

1	n/a = Not applicable (no crude steel production)

ArcelorMittal Atlantique & Lorraine
ArcelorMittal Atlantique
ArcelorMittal Atlantique is part of ArcelorMittal Atlantique & Lorraine with locations in Dunkirk, Mardyck, Montataire and Desvres. ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized and color-coated coils.  ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

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
In 2012, ArcelorMittal and the French government reached an agreement following which the liquid phase was idled without any dismantling for six years. The Company also expressed its commitment to the French government that it would invest €180 million in the Florange site over the next five years, maintain the packaging activity in Florange for at least five years, reorganize the activity of the Florange site only by voluntary social measures for workers and launch an R&D program to continue to develop the blast furnace top gas recycling technology. The social measures terminated at the end of 2015 after the retirement of the relevant employees. ArcelorMittal continues to incur costs for securing the idled tools and the majority of the €180 million committed investment had been invested in the Florange site, with $3 million remaining as of December 31, 2017.
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
After a series of discussions earlier in 2013 regarding the potential reorganization of ArcelorMittal Liège, ArcelorMittal Liège agreed in December 2013 to the terms of a social plan with unions following a five-year industrial plan agreement and in February 2014 signed a five-year global agreement with the Walloon Government and local unions confirming the lines to be operated in the coming years and the commitments made by ArcelorMittal in terms of investments, R&D and local economic support. ArcelorMittal Liège confirmed and had fully completed its commitment to a €138 million investment program as of December 31, 2017. In addition, ArcelorMittal Liège definitively closed a coke plant in early June 2014, which was no longer viable due to excess supply in Europe.
On February 3, 2017, ArcelorMittal Liège inaugurated the JVD (Jet Vapor Deposition) line, a new €63 million asset that is part of the €138 million investment program. This world-class innovative line coats moving strips of steel in a vacuum chamber by vaporizing zinc onto the steel at high speed to produce coated steels for automotive and other industrial applications.
Following its transformation, ArcelorMittal Liège produces a wide range of innovative products to meet the demanding needs of companies in the automotive, industrial, domestic appliances and the packaging sectors.

ArcelorMittal Bremen
ArcelorMittal Bremen is situated on the bank of the Weser River north of Bremen, Germany. ArcelorMittal Bremen produces and sells a wide range of products including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.
ArcelorMittal Méditerranée
ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea.
ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as for the construction, home appliance, packaging, pipe and tube, engine and office material industries. The Saint-Chély plant produces electrical steel (with up to 3.2% silicon content), mainly for electrical motors. About 60% of its products are shipped from a private wharf, in part through a shuttle system. 30% of its products are shipped by rail, with the remaining amount transported by truck.
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
ArcelorMittal España’s Gijón coke plant is idled. On September 23, 2015, ArcelorMittal announced the investment of over €100 million in the refurbishment of the coke oven batteries in Gijón. The main part of the approved investment focuses on the re-construction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems. The refurbishment work started in 2016 and the coke oven batteries are expected to reach full capacity in 2019.
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
ArcelorMittal Poland flat production is moving towards more coated finished steels with the start and the ramp-up of a new 370-thousand tonne capacity hot dip galvanizing line that began in 2017 following the increase in market demand.
ArcelorMittal Eisenhüttenstadt
ArcelorMittal Eisenhüttenstadt is situated on the Oder river near the German-Polish border, 110 kilometers southeast of Berlin. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant. A small blast furnace with approximately 0.5 million tons of capacity has been temporarily idled since November 2011, it was restarted in the end of February 2015 and was operated in 2016 until the end of its useful life. The facility is currently running with one blast furnace.

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
ArcelorMittal Ostrava’s product range includes slabs, billets, blooms, sections, rebars, wire rod, mining supports sections, hot-rolled coils, sheets and strips, electrical steel (GO/NGO) and cold-rolled coils. Its products are mainly sold in the domestic Czech market and other EU member states.
ArcelorMittal Galati
ArcelorMittal Galati produces plates, hot-rolled coils, cold-rolled coils and galvanized products, which are sold mainly in the Romanian, Turkish, Balkan and European markets.
ArcelorMittal Belval & Differdange
ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles which are sold to the local European construction market as well as for export. During 2015, ArcelorMittal Belval & Differdange revamped the finishing area of its sheet pile rolling facility in Belval. In 2016, ArcelorMittal Belval & Differdange took over the operational activity of ArcelorMittal Rodange & Schifflange. With its Rodange facilities, it also produces a wide range of rails, special sections and heavy angles.
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
ArcelorMittal Downstream Solutions (AMDS)
The Europe segment also includes ArcelorMittal Downstream Solutions (“AMDS”), which primarily covers the downstream activities of ArcelorMittal in Europe. It provides distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In addition, specific solutions are dispatched through other business lines, primarily ArcelorMittal Construction, ArcelorMittal Projects, ArcelorMittal Tubular Products, ArcelorMittal Wire-Solutions and ArcelorMittal International.
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
During 2017, in response to the continued challenging economic context and overcapacity in Western and Eastern Europe, AMDS reduced its industrial footprint through site reorganization and site closures in France.

ACIS			Crude Steel

Unit	Country	Locations	Production in 2017 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Temirtau JSC	Kazakhstan	Termitau	4.1	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	5.8	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Pretoria	4.8	Integrated Mini-mill Downstream	Flat, Long, Pipes and Tubes
JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	n/a	Downstream	Pipes and Tubes

1	Note: n/a = not applicable (no crude steel production).
ArcelorMittal South Africa
ArcelorMittal South Africa is the largest steel producer in Africa and its common shares are listed on the JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal South Africa has three main steel production facilities of which Vanderbijlpark and Newcastle are located inland, while Saldanha is close to a deep water port which is supported by a metallurgical by-products division (Coke and Chemicals). ArcelorMittal South Africa has a diversified range of products and includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. Approximately 80% of its products are sold in the South African domestic market, while Africa is its largest export market. It also sells into Asia and has minor tonnages into Europe and the Americas.
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
ArcelorMittal Kryvyi Rih
ArcelorMittal Kryvyi Rih’s product range includes billets, rebars and wire rods, light sections (angles) and merchant bars (rounds, squares and strips). ArcelorMittal Kryvyi Rih also has iron ore mines (see “Mining” below for further information). Its products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for its products include Ukraine, CIS and Russia, North Africa, the Middle East and the Gulf states, Europe and USA.
In addition, ACIS includes the sales network ArcelorMittal International FZE (“AMI”), which supplies a complete range of steel products from Kryvyi Rih and Temirtau plants to customers outside of their respective home markets. With end user contacts in all key markets, AMI is the spearhead for ArcelorMittal’s expansion in emerging markets. It is therefore is directly connected to ArcelorMittal’s upstream partners.

Mining
ArcelorMittal’s mining segment has production facilities in North and South America, Europe, Africa and CIS. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations.

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
ArcelorMittal Mines and Infrastructure Canada	Canada	Mt Wright and Port Cartier, Qc	85.0	Iron Ore Mine (open pit), railway and port	Concentrate and pellets
Baffinland	Canada	Baffin Island, Nunavut	31.1 [1]	Iron Ore Mine (open pit)	Lump and fines
Minorca Mines	USA	Virginia, MN	100.0	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.3	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Mexico	Mexico	Sonora, Lazaro Cardenas	100.0	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Mexico Peña Colorada	Mexico	Minatitlán	50.0	Iron Ore Mine (open pit)	Concentrate and pellets
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	51.0	Iron Ore Mine (open pit)	Concentrate and lump
ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	95.1	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100.0	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekepa	85.0	Iron Ore Mine (open pit)	Fines
Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100.0	Coal Mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100.0	Coal Mine (underground)	Coking coal and thermal coal

1.	The Company's share in Baffinland was decreased from 44.5% to 31.1%, see note 2.4 to the consolidated financial statements.

Iron Ore
ArcelorMittal Mines and Infrastructure Canada
ArcelorMittal Mines and Infrastructure Canada is a major Canadian producer of iron ore concentrate and several types of pellets. It holds mineral rights over 35,086 hectares of land in the province of Québec, Canada. ArcelorMittal Mines and Infrastructure Canada operates a Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines and Infrastructure Canada. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. ArcelorMittal Mines and Infrastructure Canada owns mineral rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, which is located approximately 53 kilometers south of Mont-Wright, dispatched approximately 11.7 million tonnes of crude ore by rail to the Mont-Wright concentrator in 2017. Fire Lake was previously a seasonal operation and has been operating year-round since 2014. The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines and Infrastructure Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mineral rights. The property began operating in 1976.
The expiration dates of the mining leases range from 2018 to 2033. These leases are renewable for three periods of ten years, provided the lessee has performed mining operations for at least two years in the previous ten years of the lease.
The Mont-Wright and Fire Lake mines are part of the highly-folded and metamorphosed southwestern branch of the Labrador Trough. The most important rock type in the area is the specular hematite iron formation forming wide, massive deposits that often form the crest of high ridges extending for many kilometers in the Quebec-Labrador area.
The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with seven lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 26 million tonnes of concentrate per year. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 10.2 million tonnes of pellets. The mine produced 9.9 million tonnes of pellets and 15.4 million tonnes of concentrate in 2017.
Electric power for Mont-Wright and the town of Fermont is supplied by Hydro-Quebec via a 157 kilometer line. In the event of an emergency, the Hart Jaune Power plant, also connected to the Hydro-Quebec grid, can supply sufficient power to maintain the operations of the essential processing facilities.
Baffinland (Canada)

ArcelorMittal owns 31.07% of Baffinland. In October 2017, the Company decided not to partake in the preference share conversion which resulted in a dilution of its shareholding to 31.07%, the implementation of which is ongoing. Subject to completion of Phase 3 (see “Item 4.A-Information on the Company-History and development of the Company-Updates on previously announced investment projects” for information on Phase 3 of Baffinland’s project), ArcelorMittal has shared operator rights until June 30, 2018 (which could be extended to December 31, 2018) and marketing rights until December 31, 2019. Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut. The Mary River property is located within the Arctic Circle on north Baffin Island, in the Qikiqtani Region of Nunavut, Canada, approximately 1,000 kilometers (620 miles) northwest of Iqaluit, the capital of Nunavut, and consists of eleven high grade deposits. Baffinland can only ship during the open water season (July to October) but may conduct haulage of ore throughout the year.
Baffinland’s total mineral tenures (including leases, mineral claims and exploration rights) cover an area of approximately 233,500 hectares (577,000 acres). Of this, approximately 1% is subject to mining leases (being leased claims under the Nunavut Mining Regulations), 78% is covered by mineral claims (being recorded claims under the Nunavut Mining Regulations) and the rest by exploration rights.

Baffinland’s mineral properties include three mining leases granted by the Government of Canada. These properties are classified in numbered deposits. Deposit No. 1 is located on Mining Lease L-2484 at the Mary River site, and is currently in production. Deposit Nos. 2 and 3 are located on Mining Lease L-2485, also at the Mary River site, but production efforts are focused at Deposit No. 1. Deposit No. 4 is located on Mining Lease L-2483, approximately 27 kilometers northwest of Deposit No. 1. These three mining leases were initially granted in 1971 to cover a total area of 1,593 hectares (3,937 acres). The leases were renewed by the Government of Canada in 2013 for an additional period of 21 years and can be renewed in perpetuity, subject to meeting certain renewal conditions customarily contained in federal mining leases in Canada.
Seven additional deposits, referred to as Deposit Nos. 5 through 11, are located within our mineral tenures. Baffinland also holds exploration rights in the north Baffin Island region. Its mining tenures consist of the three mining leases (being mining leases of surveyed mineral claims granted by the Government of Canada and currently administered under the Nunavut, formerly Canadian, Mining Regulations), mineral claims (staked mineral claims and recorded claims under the Nunavut Mining Regulations and issued by the Government of Canada) and mining exploration rights granted by an Exploration Agreement signed with Nunavut Tunngavik Inc. (“NTI”), an Inuit organization created to administrate its rights granted under the Nunavut Land Claims Agreement (“NLCA”), enacted on May 25, 1993.
Baffinland is also required to lease surface and subsurface rights from the Qikiqtani Inuit Association (“QIA”), an Inuit organization created pursuant to the NLCA, for areas that covered the Company’s development infrastructure that is predominantly located on Inuit Owned Lands.
Baffinland’s infrastructure (in which it has invested over $1 billion) includes the mine and quarries, a port and ship-loading system, an airport, several lodging complexes, fuel farms, power plants, a 100 kilometer (60 mile) road, maintenance buildings and warehouses. In 2017, Baffinland produced 4.6 million tonnes of iron ore. Baffinland’s iron ore is shipped mainly to customers in Europe.
The Mary River iron ore deposits are Algoma-type iron formations, characterized by zones of massive, layered to brecciated hematite and magnetite, variably intermixed with banded oxide to silicate facies iron formation.
ArcelorMittal USA Iron Ore Mines
ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca and owns a majority stake in Hibbing Taconite Company, which is managed by Cliffs Natural Resources.
ArcelorMittal Minorca holds mineral rights on 2,800 acres, owns an additional 13,210 acres and leases 550 acres of additional land to support the operations located approximately three kilometers north of the town of Virginia in the northeast of Minnesota, which are accessible by road and rail. The Minorca Mine controls through leases all the mineral and surface rights needed to mine and process its estimated 2017 iron ore reserves. The expiration dates of the mining leases range from 2035 to 2041. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines - Laurentian and East Pits - located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.9 million metric tonnes of taconite pellets in 2017. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland Steel from 1977 until 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.
The Hibbing Taconite Company holds mineral rights over 8,009 acres in 35 contiguous mineral leases, is located north of Hibbing with a processing facility six kilometers from Hibbing in the northeast of Minnesota and is accessible by road and rail. The Hibbing operations are jointly owned by ArcelorMittal USA (62.3%), Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), with Cliffs Natural Resources as the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls, through leases, all of the mineral and surface rights needed to mine and process its estimated 2017 iron ore reserves. The expiration dates of the mining leases range from 2022 to 2056. These leases can be renewed through negotiations with the mineral owners. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers, and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 7.8 million metric tonnes of taconite pellets in 2017 (of which approximately 4.8 million metric tonnes are ArcelorMittal’s share).

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
The Peña Colorada pelletizing facility produced 3.6 million tonnes of pellets in 2017. Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Mexico, as well as to Ternium’s steel plants, by ship and by rail.
In 2014, Peña Colorada started an investment project that is focused on the increase of the capacity of crushing and grinding systems to restore the concentrate production level to 4.5 million tonnes per year. The new plants began operations in December 2016. The ramp-up period was carried out during the first quarter of 2017, reaching full capacity by the end of the second half of 2017.
Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.
El Volcan
ArcelorMittal holds mineral rights over 1,053 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2017 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.
Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2055 to 2061.

The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources. The concentrate is transported by rail to the Pacific port of Guaymas and then shipped to the steel plant in Lázaro Cárdenas. The mining operation uses two Caterpillar 3516B electric generators in continuous operation, with one generator operating 24 hours per day at an average consumption of 540 kilowatt hours while the second generator is on standby. The concentration facility uses electric power from the national grid.
The El Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005. The development of the mine started in 2007. Mining operations were halted during the 2008-2009 global economic crisis and on several occasions due to structural problems in the crushing facilities. Operations resumed without interruption from 2010 until October 2015. In the fourth quarter of 2015, the El Volcan operations were temporarily suspended due to weak market conditions. The El Volcan operations resumed in the first quarter of 2017 as a result of revised mine plan in light of improved price conditions. The total concentrate production in 2017 was at 1.8 million tonnes. The iron mineralization includes magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment.
Las Truchas
ArcelorMittal holds mineral rights over 52,473 hectares. The Las Truchas mine is located approximately 27 kilometers southeast of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2017 iron ore reserves.
Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2044 to 2059.
The Las Truchas mine is an integrated iron ore operation. It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregate 2017 production of concentrate, lumps and fines totaled 1.6 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, two ball mill and two bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Comisión Federal de Electricidad (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lázaro Cárdenas.
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
ArcelorMittal Brasil-Andrade Mine
ArcelorMittal Brasil holds mineral rights over the central claims of the Andrade deposit of over 28,712,100 square meters located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2017 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte. Power is mostly generated from hydroelectric power plants and supplied by CEMIG, an open capital company controlled by the Government of the State of Minas Gerais.
Companhia Siderurgica Belgo-Mineira (“CSBM”) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2017, the Andrade mine produced 1.6 million tonnes of sinter feed. An increase of the mine’s production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012. In 2013, a cross road was built in order to improve shipments to the local Brazilian market.

ArcelorMittal Mineração Serra Azul
ArcelorMittal Mineração Serra Azul holds mineral rights over the central and east claims of the Serra Azul deposit over 5,505,400 square meters, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2017 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.
In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008. In 2017, ArcelorMittal Mineração Serra Azul produced 1.6 million tonnes of lumps and sinter fines.
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
ArcelorMittal Prijedor
ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51% owned by ArcelorMittal. ArcelorMittal Prijedor holds mineral rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 243 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor has no reason to believe that it will not maintain the operating licenses required to continue operations and process its estimated 2017 iron ore reserves. The operation is in close proximity to long-established public roads. Additionally, ArcelorMittal Prijedor has a limestone quarry for which the output is used for the roads in the mine. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2017, ArcelorMittal Prijedor produced 1.6 million tonnes of aggregated lumps and fines.
In 1916, Austrian mining companies established the first industrial production of iron ore in the Prijedor area. The mines were nationalized in the 1950s, and were then owned by Iron Mines Ljubija Company until Mittal Steel acquired 51% of the company in 2004.
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

ArcelorMittal Kryvyi Rih
ArcelorMittal Kryvyi Rih (“AMKR”) holds mineral rights to support its operations located roughly within the limits of the city of Kryvyi Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine over 1,301 hectares. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2017 iron ore reserves. AMKR operates a concentrating facility, along with two open pit sites and one underground iron ore mine. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk. The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. AMKR has two iron ore mines: an open pit mine feeding a concentration plant that produced 9.1 million tonnes of concentrate in 2017, known as the Kryvyi Rih open cast, and an underground mine with production of 0.8 million tonnes of lump and sinter feed in 2017, known as the Kryvyi Rih underground mine. Operations began at the Kryvyi Rih open cast in 1959 and at the Kryvyi Rih underground mine in 1933. ArcelorMittal acquired the operations in 2005.
The expiration of the agreements on the subsoil use conditions and the subsoil use permits range from 2018 to 2021, while the expiration of the land lease agreements ranges from 2060 to 2061. All relevant applications required for renewals have been submitted to the authorities and are expected to be duly granted.
The iron ore extracted from the Kryvyi Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the crushing plant. The concentrator production process includes crushing, classification, magnetic separation and filtering. The iron ore extracted from the Kryvyi Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryvyi Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2017 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.
Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)
ArcelorMittal Temirtau has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2017 iron ore reserves.
Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 0.7 million tonnes of concentrate in 2017. The mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The existing subsoil agreement expires in 2020. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by LLP AB Energo.
Kentobe is an open pit operation, initially started in 1994 and acquired by ArcelorMittal in 2001, located about 300 kilometers southeast of Temirtau, with production of 0.4 million tonnes of concentrate in 2017. Clearance for extension of the existing subsoil agreement until 2026 was given by Kazakhstan Ministry of innovation and development and the addendum was signed on November 23, 2017. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2017 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 1 million tonnes of lump and fines in 2017. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal acquired the mine in 2003. The existing subsoil agreement expires in 2026. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary hematite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the LLP AB Energo.
Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.5 million tonnes of concentrate in 2017. The mining lease was obtained by ArcelorMittal in 2004. The existing subsoil agreement expires in 2029. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both martitic oxidized ore and primary magnetite ore. Ore processing is performed by crushing and dry magnetic separation. At the Atansore operations, electric power is provided from the Kokshetauenergo center.
ArcelorMittal Liberia
ArcelorMittal Liberia Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has been mining ‘direct shipping ore, or DSO’ from the first of three deposits in the Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mountain ranges in hot northern Nimba, Liberia since June 2011. AML signed a Mineral Development Agreement (“MDA”) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers three deposits to support AML’s operations located approximately 300 kilometers northeast of Monrovia, Liberia over 516 square kilometers. These three deposits are grouped under the name “Western Range Project”, which includes the Tokadeh, Gangra and Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use, operate and maintain the Buchanan to Yekepa railroad and the Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (DSO) are mined. This ore only requires crushing and screening to make it suitable for export. The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2017 was at 2.0 million tonnes. Drilling for DSO orebody extensions commenced in late 2015 and in 2016 the operation was right sized to 3 million tonnes to focus on its ‘natural’ Atlantic markets.
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
The larger Low Vol operations are located in McDowell County, West Virginia, near the communities of Northfork, Keystone, Eckman, Gary, Berwind, and War. The Eckman Plant, Dans Branch, Eckman Loadout and Red Hawk surface mines are also located here, as well as the following deep mines: XMV Mine Nos. 32, 35, 39, 42 and 43.
The Mid Vol operations are in southeastern McDowell County, West Virginia and northwestern Tazewell County, Virginia. The nearest communities are Horsepen and Abbs Valley, Virginia as well as Anawalt, West Virginia.

The property has a long history of coal mining, mostly by predecessors in title to AMP. Significant underground mining of some of the deeper coal seams on the properties have occurred, notably the Pocahontas no. 3 and no. 4 seams. In addition, a substantial amount of the thicker coal outcrops have been previously contour mined, providing access for highwall mining and on-bench storage of excess spoil from future, larger-scale surface mining. AMP was created in 2008 when the Mid-Vol Coal Group and the Concept Mining Group were integrated. The properties are located in the Pocahontas Coalfields of the Central Appalachian Coal Basin. The Carboniferous age coal deposits are situated in the Pottsville Group, New River and Pocahontas Formations. The rock strata, including the coal deposits, are sedimentary rocks formed by alluvial, fluvial, and deltaic sediments deposited in a shallow, subsiding basin. The most common rock types are various types of sandstone and shale. Thecoal deposits are typically in relatively thin coal beds, one to five feet thick.
There are three active leases across the AMP operations which cover approximately 50% of the annual production. Two of these (expiring in 2027) have Pocahontas Land Corp as lessor and one (expiring in 2025) has Smith Tract as lessor.
The combined production of the mines in 2017 was 2.1 million tonnes of washed and directly shippable coal.
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
The Lenina mine was put in operation in 1964 and was subsequently merged with Naklonnaya no. 1/2 mine in 1968. The nearest community is Shakhtinsk, located seven kilometers to the southeast, and Karaganda City, located 50 kilometers to the northeast. The railway station MPS-Karabas is located 35 kilometers to the southeast.
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
The subsoil use contract and license (all coal mines in Temirtau) will be valid until 2022. Total land area under mineral rights is 286 square kilometers.
The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China. In 2017, the Karaganda Coal Mines produced 4.3 million tonnes of metallurgical coal and approximately 3.5 million tonnes was consumed by the Temirtau steel operations.
Capital expenditure projects
The Company’s capital expenditures were $2.8 billion, $2.4 billion and $2.7 billion for the years ended December 31, 2017, 2016 and 2015, respectively. The following tables summarize the Company’s principal investment projects involving significant capital expenditure completed in 2017 and those that are currently ongoing.
Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion	Note #
NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6 million tonnes/year to 5.3 million tonnes/year coils	Q2 2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160 thousand tonnes galvalume and 128 thousand tonnes galvanize and closure of galvanize line #1 (capacity 170 thousand tonnes of galvalume)	Q2 2017
Europe	ArcelorMittal Krakow (Poland)	HSM extension	Increase HRC capacity by 0.9 million tonnes/year	Q2 2017
		HDG increase	Increasing HDG capacity by 0.4 million tonnes/year	Q2 2017

Ongoing Projects[3]
Region	Site	Project	Capacity / particulars	Forecast completion	Note #
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400 thousand tonnes in Ultra High Strength Steel capabilities	Q1 2018
Europe	ArcelorMittal Differdange	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850 thousand tonnes per year	Q1 2018
ACIS	ArcelorMittal Kryvyi Rih	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290 thousand tonnes over ingot route through yield increase	Q4 2018
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	2018	2
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90 thousand tonnes	2019
NAFTA	Mexico	Build new HSM	Production capacity of 2.5 million tonnes per year	2020	5
NAFTA	Burns Harbor	New walking beam furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6 million tonnes/year and cold rolling (CR) capacity by 0.7 million tonnes/year	On hold
Brazil	Juiz de Fora (Brazil)	Melt shop expansion	Increase in melt shop capacity by 0.2 million tonnes/year	On hold	1
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2 million tonnes/year;	On hold
			Sinter feed capacity of 2.3 million tonnes/year
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15 million tonnes/year	Under review	4

1
Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora melt shop is currently on hold and is expected to be completed upon Brazil domestic market recovery, the Company does not expect to increase shipments until domestic demand improves.

2
In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill ("HSM"), and #5 continuous galvanizing line ("CGL") and No.2 steel shop (idled in the second quarter of 2017) whilst making further planned investments totaling ~$200 million including a new caster at No.3 steelshop (completed in the fourth quarter of 2016), restoration of the 80” HSM and Indiana Harbor finishing are ongoing. The full project scope is expected to be completed in 2018.

3
Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

4
ArcelorMittal Liberia is moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher-grade DSO Gangra deposit where planned ramp up has progressed, reaching a 5 million tonnes run rate at the end of December 2017. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The nearby Gangra deposit has been developed as part of the staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrate sinter fine ore product that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. The Gangra mine, haul road and related existing plant and equipment upgrades are nearing completion. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long-term sinter feed concentration phase.

5
On September 28, 2017, ArcelorMittal announced a major $1 billion, three-year investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher-value added products in its product mix, in-line with the Company’s Action 2020 strategic plan. The main investment will be the construction of a new HSM. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce approximately 2.5 million tonnes of flat rolled steel, approximately 1.8 million tonnes of long steel and the remainder made up of semi-finished slabs. Coils from the new HSM will be supplied to domestic, non-auto, general industry customers. The project commenced late in the fourth quarter of 2017 and is expected to be completed in the second quarter of 2020. The Company expects capital expenditures of approximately $350 million with respect to this program in 2018.

Reserves (iron ore and coal)
Introduction
ArcelorMittal has both iron ore and metallurgical coal reserves. The Company’s iron ore mining operations are located in the United States, Canada, Mexico, Brazil, Liberia, Bosnia, Ukraine and Kazakhstan. The Company’s metallurgical coal mining operations are located in the United States and Kazakhstan.
Except as otherwise indicated, the estimates of proven and probable ore reserves at the Company’s mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists. In 2017, Roscoe Postle Associates Inc. prepared the updated 2016 estimates of iron ore reserves included in this annual report for the open pit operations at the Mary River Mine, Baffinland, Canada. The reserves for Las Truchas (Mexico, excluding Peña Colorada) were estimated in 2017 by Gustavson Associates. The reserve estimates as of December 31, 2016 and 2017 were prepared in compliance with the requirements of SEC Industry Guide 7.
In Eastern Europe (Bosnia) and the CIS, ArcelorMittal has conducted in-house and independent reconciliations of ore reserve estimate classifications based on SEC Industry Guide 7 and standards used by the State Committee on Reserves, known as the GKZ, or its national equivalent, in the former Soviet Union countries. The GKZ, or its national equivalent, constitutes the legal framework for ore reserve reporting in former Soviet Union countries where ArcelorMittal operates mines. On the basis of these reconciliations, ArcelorMittal’s ore reserves have been estimated by applying mine planning, technical and economic assessments defined as categories A, B and C1 according to the GKZ standards. In general, provided Guide 7’s economic criteria are met (which is the case here), A+B is equivalent to “proven” and C1 is equivalent to “probable”.

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
Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants and sites are reviewed on a rotating basis. In 2016, the 2015 year end iron ore reserve estimates were independently audited and validated by Roscoe Postle Associates Inc. for the Company’s Las Truchas and Peña Colorada mines in Mexico, and no material changes to the 2015 year-end iron ore reserve estimates were recommended. The 2016 year end reserve estimates for the Kazakhstan coal operations were independently audited by SRK Consulting (UK) Limited who recommended changes that are currently being implemented. SRK Consulting (UK) Limited also completed the 2017 year end independent audits of the reserve estimates for ArcelorMittal Princeton coal operations in the United States and for ArcelorMittal Krivyi Rih iron ore operations in Ukraine, and recommended certain changes that are reflected in the 2017 year end reserve estimates. These audit reports confirmed the estimated coal and iron ore quantities respectively, within planned areas of extraction.
ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine. Please see the table below for ArcelorMittal’s ownership interest in each mine. All of the reserves presented are estimates at December 31, 2017 (unless otherwise stated).
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
The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2017. The average iron ore spot reference price for the last three years (2015-2017) was $61.77 tonne (delivered to China, Qingdao 62% Fe US $ per tonne, Metal Bulletin) duly adjusted for quality, Fe content, logistics and other considerations. For the same period, the average coal spot reference price was $140.13/tonne (Premium HCC FOB Aus, Metal Bulletin). The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs. The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations. Such sustainability in turn depends on expected future operating and capital costs. The reserve base can vary from year to year due to the revision of mine plans in response to market and operational conditions, in particular market price. See “Item 3.D—Key information—Risk factors—Risks related to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.
Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.
Iron ore reserve estimates
The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2017. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  At ArcelorMittal mining operations, proven iron ore reserve estimates are typically based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2017						As of December 31, 2016
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (Excluding Baffinland)	1,923	28.1	67	26.2	1,990	28.0	2,056	28.1
Baffinland - Canada	309	65.1	90	64.7	399	65.0	374	65.8
Minorca - USA	106	23.8	4	22.7	110	23.7	118	23.7
Hibbing - USA	157	19.6	25	19.6	182	19.6	235	19.6
Mexico (Excluding Peña Colorada)	11	38.0	118	32.1	129	32.7	128	32.7
Peña Colorada - Mexico	124	21.6	109	20.8	233	21.2	244	21.3
Brazil	57	63.7	15	51.3	72	61.1	78	61.2
Liberia	5	52.0	484	48.0	489	48.0	491	48.1
Bosnia	4	45.9	13	46.3	17	46.2	19	46.0
Ukraine Open Pit	73	33.8	78	33.5	151	33.7	154	33.3
Ukraine Underground	10	54.4	19	54.4	29	54.4	22	53.7
Kazakhstan Open Pit	5	40.1	260	39.2	265	39.2	268	39.2
Kazakhstan Underground	—	—	24	45.2	24	45.2	26	45.4
Total					4,090	35.2	4,213	34.8
Supplemental information on iron ore operations
The table below provides supplemental information on the producing mines.

Operations/Projects	% Ownership	In Operation Since	2017 Run of Mine Production (Million Tonnes)*	2017 Saleable Production (Million Tonnes)[1]*	Estimated Mine Life (Years)[2]
Canada (Excluding Baffinland)	85	1976	66.8	25.3	28
Baffinland - Canada	31	2014	4.7	4.6	35
Minorca - USA	100	1977	8.7	2.9	13
Hibbing - USA	62	1976	28.3	7.8	7
Mexico (Excluding Peña Colorada)	100	1976	7.2	3.3	18
Peña Colorada - Mexico	50	1974	12.4	3.6	15
Brazil	100	1944	4.0	3.1	45
Liberia	85	2011	1.9	2.0	24
Bosnia	51	2008	2.2	1.6	7
Ukraine Open Pit	95	1959	21.2	9.1	6
Ukraine Underground	95	1933	0.8	0.8	19
Kazakhstan Open Pit	100	1976	3.0	1.6	52
Kazakhstan Underground	100	1956	1.7	1.0	11

1
Saleable production is constituted of a mix of direct shipping ore, concentrate, pellet feed and pellet products which have a typical iron content of 65% to 66% Fe. Exceptions in 2017 included direct shipping ores produced in the Bosnia, Ukraine Underground and Kazakhstan mines which have an iron content ranging between 50% to 60% Fe and are solely for internal use at ArcelorMittal’s regional steel plants. The direct shipping ore produced from Liberia had an average iron content of approximately 60% Fe in 2017 while the sinter fines produced for external customers in Brazil from the Serra Azul operations averaged approximately 62% Fe and the lumps averaged 58% Fe.

2
The estimated mine life reported in this table corresponds to the duration of the production life of each operation based on the 2017 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and, as a result, mine life is not equal to the total reserve tonnage divided by the 2017 production.

*	Represents 100% of production.

Changes in iron ore reserve estimates: 2017 versus 2016
The Company’s iron ore reserve estimates had a net decrease of 123 million metric tonnes of Run of Mine between December 31, 2016 and 2017. This decrease in reserves was mainly due to 163 million tonnes of mining depletion during 2017. However, the downgrading of 28 million tonnes, primarily at the Hibbing operation in the USA (determined by core recovery and modifying factors), was offset by the net upgrading of 68 million tonnes primarily at the Baffinland operation in Canada (new reserve estimation as prepared by Roscoe Postle Associates Inc) and Kryvyi Rih operations in Ukraine (re-evaluation to align with the GKZ and approved mine plans, subsequently audited and confirmed by SRK Consulting (UK) Limited at the end of 2017).There were other minor re-evaluations of the Company’s ore reserves, such as the reclassification of the Lisakovsky (Kazakhstan Open Pit) reserves from proven to probable due to modifying factors and additional new areas and new drill results at Las Truchas in Mexico. Overall, the average Fe grade has increased by 0.4% on an absolute basis.
Metallurgical Coal Reserve Estimates
The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2017. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

	As of December 31, 2017									As of December 31, 2016
	Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes
Princeton - USA	53	34	35	22	88	56	5.5	0.6	14.6	108	66
Karaganda - Kazakhstan	11	6	125	52	136	57	34.1	0.6	28.5	146	62
Total					224	114	20.0	0.6	21.6	254	128
Reserves for the Kazakhstan coal operations result from the 2017 mining depletion of the 2016 reported estimates; the reserves are currently being remodeled from first principle, as recommended in the 2016 SRK Consulting (UK) Limited independent audit report. At the Princeton coal operations in the United States, a new reserve statement has been completed and subsequently audited and confirmed by SRK Consulting (UK) Limited at the end of 2017.
The table below provides supplemental information on the producing mines.

Operations/Projects	% Ownership	In Operation Since	2017 Run of Mine Production (Million Tonnes)	2017 Wet Recoverable production (Million Tonnes)	Estimated Mine Life (Years)[1]
Princeton - USA	100	1995	3.3	2.1	35
Karaganda - Kazakhstan	100	1934	10.5	4.3	10

1
The estimated mine life reported in this table corresponds to the duration of the production life of each operation based on the 2017 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result, mine life is not equal to the total reserve tonnage divided by the 2017 production.

Changes in Metallurgical Coal Reserve Estimates: 2017 versus 2016
The Company’s metallurgical coal reserve estimates had a net decrease of 30 million tonnes of Run of Mine coal and 14 million tonnes of recoverable coal between December 31, 2016 and 2017 due to the annual mining depletion of 14 million tonnes Run of Mine and a downgrade of 16 million tonnes Run of Mine at the Princeton operations in the United States. This downgrade was primarily due to the sale of a licensed area of reserves and to the re-evaluation of all current and planned mining areas. The reporting of recoverable coal reserves from Kazakhstan excludes the recoverable coal which in theory could be used for metallurgical applications but which in practice is sold and used as thermal coal by ArcelorMittal at its steel plant facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 93.1 million tonnes of crude steel and, from own mines, 57.4 million tonnes of iron ore and 6.3 million tonnes of coal in 2017, as compared to production of 90.8 million tonnes of crude steel and, from own mines, 55.2 million tonnes of iron ore and 6.3 million tonnes of coal in 2016. ArcelorMittal had sales of $68.7 billion and steel shipments of 85.2 million tonnes for the year ended December 31, 2017 as compared to sales of $56.8 billion and steel shipments of 83.9 million tonnes for the year ended December 31, 2016. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, a significant steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2017, ArcelorMittal had approximately 197,000 employees.
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
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009, after several strong years, as a result of the global economic crisis.

Weakness in North American and European markets has a significant impact on ArcelorMittal’s results, with these markets together accounting for over 60% of ArcelorMittal's deliveries in 2017. The onset of the eurozone crisis caused underlying European steel demand to weaken in 2012 and, coupled with significant destocking, apparent steel demand fell by over 10%. Since then, deliveries have increased in each of the past five years, but 2017 demand remains around 20% below 2007 peak levels. Imports into the European Union (“EU”) have also risen more strongly than demand, growing over 85% over the past five years, meaning domestic European deliveries have hardly grown, impacting the ability of ArcelorMittal to serve one of its largest markets. Underlying steel demand in North America increased strongly post-crisis, but apparent demand has been impacted by inventory movements, with high inventory levels resulting in stockists purchasing over six million fewer tonnes in 2015, as compared to 2014, as they sought to reduce inventory levels as steel prices declined. Although underlying steel demand continued to rise in 2015, apparent demand declined significantly, negatively impacting the Company’s deliveries and profitability. Apparent demand in the United States declined further in 2016 as inventories continued to decrease and demand for Oil and Country Tubular Goods (“OCTG”) was still very weak. The situation began to improve during the fourth quarter of 2016 and in 2017, with apparent steel demand growing year-on-year and with prices recovering. Apparent steel demand grew over 6% in 2017, due mainly to growth in pipes and tubes, demand for which was up over 80% year-on-year compared to only 2% growth in flat and a slight decline in longs.
Demand dynamics in China have also substantially affected the global steel business. After growing strongly since 2000, Chinese steel demand started to decline in 2015 because of weaker real estate sector construction and machinery production. This decline in domestic demand led to a surge in Chinese steel exports, which more than doubled between 2012 and 2015, increasing by over 56 million tonnes to 112 million tonnes in 2015. This increase in Chinese exports was greater than the growth in world ex-China steel demand over the same period, and had the effect of curtailing domestic production in countries outside of China. Although Chinese exports continued to rise during the first half of 2016, up 10% year-on-year, a rebound in domestic demand and the beginning of a capacity reduction plan in China led to a decline in exports, which declined by 14% year-on-year in the second half of 2016 and by 3% for the year as whole. While most exports were directed to Asia, and exports to the U.S. were reduced due to the impact of anti-dumping trade cases, a declining but still significant proportion were being directed toward ArcelorMittal’s core European markets in 2016. In particular, Chinese exports in 2015 were being sold at prices below cost (CISA reported CISA mills losing an accumulated RMB 65 billion ($10 billion) in 2015), negatively impacting prices and therefore margins in many regions. Chinese producers continued to accumulate losses until April 2016 when domestic and export prices rose sharply as domestic demand surprised producers on the upside, increasing capacity utilization. During the second half of 2016, demand continued to support higher capacity utilization and an improved domestic spread of steel prices over raw material costs, which translated into higher export prices. The increased utilization trend continued in 2017, with demand increasing around 3.5% year-on-year and with significant induction furnace capacity eliminated, supporting higher spread of steel prices over raw material costs and lower Chinese exports.
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sale prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example in the second quarter of 2013 and fourth quarters of 2015 and 2016.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are also directly impacted by iron ore prices, which decreased significantly in 2015, ending the year at $40/t and averaging only $56/t. Iron ore prices rebounded from $40/t during December 2015 to an average of $52/t in the first half of 2016, increasing to an average of $64/t during the second half of the year. The upward trend continued into the first quarter of 2017 with average of $86, and then fluctuated between $60-70/t during most of the rest of the year, leading to an annual average of $71/t. The price has picked up again at the end of 2017 and continued into January with approximately $76/t as the monthly average, supported by a strong seasonal restocking and high utilization of Chinese steel mills. If iron ore prices were to decline from current levels due (among other things) to weaker global demand and in particular Chinese demand and steel mill utilization rates, this would negatively impact ArcelorMittal’s revenues and profitability.
Economic environment[1]
Global GDP growth is estimated to have picked up to 3% in 2017, the best year since 2011 and up from 2.4% in 2016 and 2.5% in 2015. The upturn is broad-based, with growth increasing in more than half of the world’s economies. Three quarters of the acceleration in global growth was driven by a rebound in global investment growth, which was aided by increasing profits, improved business sentiment and favorable financing costs.
Growth in the United States had slowed markedly in 2016, to 1.5%, from 2.6% in 2015, held back by weak exports, a continued drawdown in inventories, and a deceleration in private investment. Growth in the United States accelerated in 2017 to an estimated 2.3%, supported by private investment. The recovery reflected increasing profits, a weakening dollar, robust external demand and a diminished drag from capacity adjustments in the energy sector. Despite headlines from the major hurricane landfalls in September 2017, actual economic activity disruption was limited. Private consumption continued to grow at a robust pace despite modest real income gains and moderate wage growth, as the personal savings rate fell further. Households’ income expectations continued to recover following a prolonged period of weakness. With diminishing labor market slack and the economy moving closer to full employment, the U.S. Federal Reserve continued to normalize monetary policy in 2017 despite inflation running below target. Notably on the U.S. administration’s policy, while corporate and personal income tax cuts were successfully legislated at the end of 2017, other policy initiatives in the areas of health care and infrastructure have made limited progress and the outcome of renegotiations of the North American Free Trade Agreement (NAFTA) remains uncertain. Growth in the United States had slowed markedly in 2016, to 1.5%, from 2.6% in 2015, held back by weak exports, a continued drawdown in inventories, and a deceleration in private investment.

_________________________________________________________________________________________________
[1] GDP and industrial production data and estimates sourced from Oxford Economics January 17, 2018.

The EU GDP growth slowed from 2.1% in 2015 to 1.8% in 2016, as both domestic demand and exports lost momentum. Growth in the eurozone gained substantial momentum in 2017, reaching an estimated 2.4%. The improvements in the eurozone were broad-based and seen across most member countries. They were helped by policy stimulus and strengthening global demand. Private sector credit continued to respond to the loose monetary policy of the European Central Bank, with both domestic demand and import registering robust growth. Overall, the unemployment rate reached its lowest level since 2009, and labor shortages became increasingly prevalent in some countries. However, wage growth remained subdued and inflation continued to stay below the ECB’s target.
Growth in China is estimated to have increased to 6.9% in 2017 from 6.7% in 2016 and 6.9% in 2015, when growth had decelerated compared to 7.3% in 2014. This is the first pick-up in growth since 2010 and was driven by stronger net external trade. Domestically, investment growth slowed in 2017 but consumption remained robust. Domestic rebalancing continued in 2017, with drivers of activity shifting away from state-led investment. China’s trade flows recovered markedly in 2017, partly reflecting strengthening foreign demand and increasing commodity imports amid tightly enforced production cuts. Consumer price inflation increased steadily throughout the year but remained below target, while producer price inflation was stable, supporting a recovery of industrial profits. House price growth continued to slow, reflecting tighter regulations in larger cities. Despite further monetary and regulatory tightening in 2017, the total stock of non-financial sector debt, at about 260% of GDP, continued to expand on a year-on-year basis. On the external side, foreign exchange reserves recovered in 2017, aided by a moderation of net capital outflows even as the current account surplus continued to narrow. The renminbi reversed some of its previous nominal appreciation in the second half of the year following the removal of reserve requirements for foreign currency trading.
The year of 2017 was notable for both Brazil and Russian as they emerged from recession. Growth in Brazil rebounded to an estimated 1.1% in 2017 following two years of contraction, reflecting a recovery of domestic demand supported by easier monetary conditions and improved confidence. In Russia, activity in 2017 was stronger than previously expected, with growth reaching an estimated 1.9% compared to -0.2% in 2016, in response to higher oil prices, banking sector support, targeted fiscal stimulus, and reduced external imbalances amid exchange rate flexibility.
Global industrial production (IP) growth reached 3.7% in 2017 up from 1.5% in 2016. IP in Organization for Economic Co-operation and Development (“OECD”) countries accelerated to 2.6% in 2017 compared to 0.3% in 2016.
Global apparent steel consumption (“ASC”) grew robustly in 2017 for the first time since 2014, compared to growth of just over 1% in 2016 and a decline of 2.4% year-on-year in 2015. Growth in 2017 reflected increases in demand in China and developed markets, and there were rebounds in some large emerging markets, notably Brazil and Russia, from declines in 2016 and 2015. Overall, 2017 global ASC is estimated to have grown over 3% as Chinese demand was stronger than anticipated, growing approximately 3.5%, supported by the strength of machinery output and a better than expected real estate market. Elsewhere, world-ex-China ASC grew around 2.7% year-on-year, as growth returned to NAFTA (5%), CIS (4%) and Latin America (5%) after declining in 2016. Almost all regions grew, albeit more slowly including the EU (almost 2%), developed Asia (1%) and Middle East (1.5%). The U.S. had a rebound in growth in 2017, up 6% year-on-year, but this was almost entirely due to more than 60% growth in pipe and tube demand. Demand in world ex-China improved throughout 2017, with ASC growth under 1% year-on-year during the first half of the year increasing to an estimated 4% year-on-year during the second half of 2017.
Steel production[2]
After reaching a peak of over 1.67 billion tonnes in 2014, world crude steel production declined by 3% in 2015 to 1.62 billion tonnes as output fell in every major steel producing market, except India. World ex-China growth which had fallen by 3.6% year-on-year in 2015, rose by 0.4% in 2016 due to higher output from developing countries such as India (+7.2% year-on-year), Ukraine (+5.4%) and Turkey (+5.2%), partially offset by lower output from South America (-8.4%), EU28 (-2.5%) and developed Asia (-0.6%).
According to the World Steel Association, production in China, the world’s largest steel producer, declined in 2016 by 2.1% to under 0.8 billion tonnes. However, World Steel Association figures do not include a significant production at induction furnaces and the Company believes Chinese steel production grew, supported by increasing domestic demand helped by government stimulus and an improvement in the real estate market.
____________________________________________________________________________________________________
[2] Annual Global production data is for all 95 countries for which production data is published by the World steel. The first and second half of 2017 data includes only countries (67 in total but accounting for around 99% of global steel production) where data is collected monthly and excludes countries for which data is collected annually.

Global crude steel output picked-up significantly in 2017 to a record 1.69 billion tonnes, up 5.4% from 2016. This reflects accelerating growth, from 4.6% year-on-year in the first half of 2017 to 5.9% year-on-year in the second half of 2017, in line with a strengthening global economy and rising momentum in trade. Solid production growth throughout the year was supported by higher output in the largest steel producing countries (China, U.S. and EU28), while Turkey, Canada, Brazil all recorded double-digit growth of over 10% year-on-year. U.S. output exemplified the global pattern of a stronger second half of 2017, growing 6.6% year-on-year compared to 1.6% year-on-year in the first half of 2017. On the other hand, European steel production rose consistently by around 4% through the year on the back of strong domestic growth across EU28, bringing production to 168.7 million tonnes, a three-year high after declines of 1.9% in 2015 and 2.5% in 2016. Elsewhere, Turkish steel production rose 13.1% year-on-year to a record 37.5 million tonnes continuing a recovery since falling to a low of 31.5 million tonnes in 2015. Indian production rose a further 6.2% in 2017 to a record 101 million tonnes. Even developed Asia (Japan, South Korea and Taiwan) output rose 5% year-on-year in 2017, to over 199 million tonnes, the highest since 2014.
The only region to experience no growth year-on-year was the CIS, which held flat at 102 thousand tonnes in 2017 compared to 2016. This was because Ukrainian steel production declined by 6.2% in the year primarily due to the impact of a raw materials blockade, offsetting minor annual production growth of 1.3% in Russia and 3.8% in Kazakhstan. Overall, world ex-China production growth accelerated to 6% year-on-year in second half of 2017 as it continued its rebound from a record low of 760 thousand tonnes in 2015, ultimately ending 2017 up 5% year-on-year at 860 thousand tonnes.
According to World Steel, Chinese steel output rose over 5.7% year-on-year in 2017, mainly in response to rising domestic demand as opposed to exports, which fell by 31% year-on-year. However, these numbers do not include significant production from induction furnaces that was not recorded officially in 2016. Induction furnaces were closed in 2017 and production has been switched to mills that fully disclose production. Crude steel production is estimated to be broadly stable year-on-year, when this induction furnace production is considered.
Steel prices
Flat products

Steel prices for flat products in Europe were relatively stable during the first quarter of 2015 compared to 2014 fourth quarter averages, despite continuous erosion of raw material costs. A balanced market, low interest rates and steady demand for durables, coupled with the weak euro, helped improve the steel market in the first quarter of 2015. In Northern Europe as well as in Southern Europe, the price for hot rolled coil (“HRC”) improved slightly during the first quarter of 2015. Economic conditions remained good in Europe during the second quarter of 2015, with strong bookings in industry and auto; however, steel prices weakened consistently during the second quarter of 2015 due mainly to pressure from imports. Aggressive domestic offers at the beginning of the third quarter of 2015, coupled with low-priced imports from Turkey, Russia and China, kept prices in Europe under pressure, and HRC spot prices dropped approximately €27/t quarter-on-quarter in Northern Europe and €37/t in Southern Europe. Eurozone consumer confidence dropped to a nine-month low in October 2015, while the gap in the offer price for steel in Northern Europe compared to Southern Europe continued to feed expectations for price declines. HRC spot prices further weakened during the fourth quarter of 2015 in both Northern Europe and Southern Europe.
Steel prices for flat products in Europe improved during the first quarter of 2016 compared to December 2015 levels. In Northern Europe, the price for HRC improved in the first quarter of 2016, with a similar trend in Southern Europe. The second quarter of 2016 saw a sharp increase in international steel prices, led by China, driving an average increase of approximately €84/t quarter-on-quarter in the North and €97/t in the South. The average HRC prices for the first half of 2016 were at €371/t in Northern Europe and €351/t in Southern Europe compared to the first half of 2015, in which average HRC prices were €405/t in the North and €394/t in the South. Steel prices continued to increase in the third quarter and fourth quarter of 2016.
Steel prices for flat products in Europe were stable in Southern Europe and on a slight upward trend in Northern Europe during the first quarter of 2017 compared to December 2016. Prices of HRC increased in Northern Europe by €69/t quarter-on-quarter and in Southern Europe by €63/t quarter-on -quarter. Prices weakened in the second quarter of 2017 with an average price decline of €47/t in Europe. The average HRC prices for the first half of 2017 were at €545/t in Northern Europe and €513/t in Southern Europe compared to the first half of 2016 as described above. Prices bottomed out in July 2017, thus the downtrend reversed during August and September 2017. In the third quarter of 2017, spot HRC prices in Northern Europe remained €5/t below the second quarter 2017 average, and in Southern Europe there was an average increase of €9/t quarter-on-quarter. There was little fluctuation in prices in the fourth quarter of 2017, with a quarter-on-quarter improvement of €22/t in Northern Europe and €11/t in Southern Europe. HRC prices during the second half of 2017 increased €65/t in Northern Europe and €67/t in Southern Europe compared to the second half of 2016.

In the United States, 2015 began with a positive economic outlook, with consumer confidence in February at its highest since 2007, despite negative sentiment in the oil and gas sector. The steel market was nevertheless challenging, with high inventories and buyers cautious in placing orders. The strong U.S. dollar continued to encourage imports during first quarter of 2015, with South Korea, Japan, Germany and Australia quickly taking over volumes upon the termination of the suspension agreement with Russia in December 2014. Domestic prices gave in, especially during February and March, following Scrap #1 Busheling drop from $369 per gross tonne (“/GT”) in January to $255/GT in March of 2015. The second quarter of 2015 started weak, with scrap price rollover into April and HRC bottoming at $491-503/t. Auto, appliances and construction had some momentum in May, allowing for price firmness. Scrap #1 Busheling gained $30 from April to June to an average of $266/GT for the second quarter of 2015, supporting HRC price improvement. Despite the consumer confidence index increasing by 10.5 points in August 2015 from 91.0 in July 2015, and steel consumption being sustained by strong sales in auto, prices started weakening again during the third quarter, especially lacking support from the declining Scrap #1 Busheling which decreased an average of $13/GT in the third quarter of 2015 and was as low as $229/GT in September 2015. Spot HRC prices thus fell. Demand for both scrap and finished steel during the fourth quarter remained slow and only for immediate sale, especially outside the auto sector. Thus, Scrap #1 Busheling trading levels dropped to $167-180/GT, pushing HRC spot price down approximately $70/t in average.
In the United States, spot HRC prices increased during the first quarter of 2016. The second quarter of 2016 had a strong start and continued to strengthen for a quarter-on-quarter improvement of approximately $184/t. The average HRC price for the first half of 2016 in the United States was $547/t as compared to an average of $541/t in the first half of 2015. The spot HRC prices in the United States started to decrease in July 2016 and continued this downward trend until October 2016. During the third quarter of 2016, the HRC price increased an average of $11/t quarter-on-quarter. The spot HRC prices in the United States reached a low at an average range of $526-552/t in October 2016, but then sharply increased toward the end of the year. In the fourth quarter of 2016, the spot HRC price in the United States decreased approximately $64/t quarter-on-quarter. The average spot HRC price in the second half of 2016 in the United States was $618/t compared to an average of $467/t in the second half of 2015.
In the United States, spot HRC prices increased during the first quarter of 2017 by an average of $106/t quarter-on-quarter. Price levels improved sharply during January, had stability during February and peaked at $725/t by end of March, to reach their highest average level since September 2014. During the second quarter of 2017, HRC spot prices decreased $11/t quarter-on-quarter, with progressive declines until the first week of June 2017, but were followed by a price pickup, sustained by declining inventories and improved international market sentiment. The average HRC price in the United States during the first half of 2017 was $688/t compared to the first half of 2016 at $547/t. The HRC spot price slightly improved in July and August, and stabilized towards end of the third quarter of 2017, increasing $4/t quarter-on-quarter. Slight declines were recorded during October, but prices picked up during November and December to reach $704/t by the end of 2017. The average prices during the fourth quarter of 2017 decreased $2/t quarter-on-quarter. Overall, in the second half of 2017 prices averaged at $686/t, representing a $68/t increase compared to the second half of 2016.
In China, after its weakest annual growth in 24 years in 2014, 2015 started with uncertainty, due to a change in the export rebate policy as of January 1, 2015 (discouraging exports and adding more pressure on the domestic market), and the government’s efforts to implement anti-pollution regulation, expected to significantly impact producers costs and capacity cuts. Despite the Central Bank’s cut of the reserve requirement ratio by 0.5% to boost growth, the steel market activity remained depressed in the first quarter of 2015 and continued to be weak into the second quarter, especially entering the rainy season. Production was however sustained by exports surging again from March 2015 onward. Domestic prices continued an accelerated decline, with spot HRC down during the first and second quarters of 2015. Market sentiment stayed weak during the third quarter of 2015, with prices declining month by month. Demand continued to shrink in the fourth quarter of 2015, as the cold season approached and inventories were monitored to stay low. HRC domestic prices thus saw a drop in their quarterly average.

In China, average spot HRC prices increased during the first quarter of 2016 compared to the fourth quarter of 2015. Beginning in March 2016, the imported 62% Fe iron ore price significantly increased, starting with an increase of approximately $10 per dry metric tonne unit (“/dmt”) occurring in one single day, after billet prices in Tangshan had surged by about $55/t. This increase then spread across other steel products, which improved by $40-50/t. The main drivers for these increases were linked to steel mills potentially bringing forward production ahead of enforced production cuts during Tangshan’s scheduled hosting of an international horticultural exposition (from April 29 to October 16, 2016), and a strong rebound by the stock market following the central bank’s announcement of a cut in the reserve requirement ratio by 0.5%. This resulted in a significant price increase, which reached a peak in China in April 2016, when the spot HRC price averaged $380/t, VAT excluded. Domestic prices declined in the last two months of the second quarter of 2016 although the quarterly average remained higher than the first quarter. The average spot HRC price for the first half of 2016 in China was $317/t, VAT excluded as compared to $344/t, VAT excluded in the first half of 2015. Spot HRC prices in China decreased $4/t quarter-on-quarter in the third quarter of 2016. Prices improved throughout the fourth quarter of 2016, reaching an average of $465/t, VAT excluded in December with an improvement of $74/t quarter-on-quarter. The average spot HRC price for the second half of 2016 in China was $385/t, VAT excluded compared to $260/t, VAT excluded in the second half of 2015.
In China, spot HRC prices increased during the first quarter of 2017, compared to the average levels of the fourth quarter of 2016, fluctuating on an upward trend until the first part of February 2017, but deteriorating afterwards, in line with raw material basket cost decline. Domestic HRC prices increased during the first quarter of 2017 by an average of $35/t quarter-on-quarter. Prices continued to slide, hitting a bottom level of $374/t, VAT excluded by mid-May, followed however by a rapid recovery to $439/t, VAT excluded average in June, supported by a new upward trend in raw materials cost, positive market sentiment and local mill interest to ramp up production and maximize profits. HRC spot prices decreased in the second quarter of 2017 on average by $62/t quarter-on-quarter. In the first half 2017, HRC domestic prices in China averaged $427/t, VAT excluded, compared to $317/t, VAT excluded, during the first half of 2016. HRC spot prices in China continued their steady increase in the beginning of September and increased for the third quarter of 2017 by $113/t quarter-on-quarter. The price increases slowed down during the fourth quarter of 2017 with an increase of $29/t quarter-on-quarter. HRC spot prices in China averaged $523/t, VAT excluded in the second half of 2017, an increase of $138/t, VAT excluded from the second half of 2016.

The following table presents the spot HRC average price range per tonne in Northern and Southern Europe, the United States and China on a quarterly basis from 2015 to 2017.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2015	€409	€400	$578	$359
Q2 2015	€402	€389	$505	$328
Q3 2015	€375	€353	$505	$268
Q4 2015	€330	€299	$430	$251

Q1 2016	€329	€303	$456	$282
Q2 2016	€413	€400	$639	$353
Q3 2016	€426	€402	$650	$348
Q4 2016	€498	€474	$586	$423

Q1 2017	€569	€537	$694	$458
Q2 2017	€521	€491	$682	$396
Q3 2017	€517	€500	$687	$509
Q4 2017	€538	€510	$685	$538

Long products

In Europe, there was good demand for long products in January and February 2015, and a slight increase in scrap price gave support for improvement on commodity pricing, despite pressure from Russia and Ukraine in Eastern Europe. Buyers were more hesitant towards the end of the first quarter of 2015 as the scrap price weakened. However, there was progressive improvement in medium sections prices from January to March (an increase of €7/t) 2015. Rebar prices, on the other hand, were impacted strongly by the scrap fluctuation, and declined by €10/t during the first quarter 2015. The European Central Bank’s lending survey at the beginning of the second quarter of 2015 sustained a take-off for construction investments, thus solid demand continued. In addition, with scrap prices picking up, further price gains were achieved both for medium sections and rebar. Price trends reversed starting in the third quarter of 2015, as pressure on scrap from the international market resulted in a drop in the scrap E3 price, impacting commodity offers. The situation continued into the fourth quarter of 2015, when further scrap deterioration pushed medium sections and rebar prices down.
During the first quarter of 2016, long steel products saw a quarter-on-quarter price decline in Europe for both medium sections and rebar. This downward trend reversed during the second quarter of 2016. The average medium sections price for the first half of 2016 in Europe was €481/t compared to €521/t for the first half of 2015. The average rebar price in Europe for the first half of 2016 was €404/t compared to €420/t for the first half of 2015. Long steel product prices weakened again during the third quarter of 2016 for both medium sections and rebar. Prices reached a low in October 2016, and started recovering through year end, reaching an average of €511/t and €454/t in December 2016 for medium sections and rebar, respectively, although the quarterly average prices remained down quarter-on-quarter. The average medium sections price in Europe for the second half of 2016 was €499/t compared to €498/t for the second half of 2015. The average rebar price in Europe for the second half of 2016 was €432/t compared to €389/t for the second half of 2015.
Long steel product prices increased in Europe in the beginning of the first quarter of 2017, followed by a decline in mid-February, but with a recovery by the end of March. Prices then weakened during the second quarter of 2017 for both medium sections and rebars, but seemed to bottom out by the end of June with a quarter on quarter decline of €15/t and €22/t, respectively. The average price for medium sections in Europe during the first half of 2017 was €508/t compared to €481/t in the first half of 2016. The average rebar price in Europe during the first half of 2017 was €452/t compared to €404/t in the first half of 2016. Prices for long steel products were on a steady upward trend toward the end of the year. Medium sections prices increased €29/t quarter-on-quarter, while rebar prices increased €28/t quarter-on-quarter. During the fourth quarter of 2017, medium sections prices further increased €58/t quarter-on-quarter, while rebar prices increased €84/t quarter-on-quarter. Overall, during the second half of 2017 prices for long products were up €59/t for medium sections and €79/t for rebars compared to the second half of 2016.

In 2015, scrap prices globally re-aligned following a year of anomalously high levels. Prices of scrap HMS 1&2 of USA origin imported into Turkey dropped substantially during the first two months of 2015 from $311/t CFR in January to $248/t CFR in February. This was followed by an unexpected price improvement starting in March 2015, on the back of tight supply, to a peak of $286/t in May 2015. Export prices for Turkish rebar fluctuated alongside scrap dropping from $493/t FOB in January 2015 to $436/t FOB in March 2015, and reversing to a peak of $454/t FOB in May 2015. The spread of Turkey FOB rebar prices over scrap declined by approximately $20/t during the period, partly compensated by the Turkish lira’s depreciation. Turkish imported scrap had significant price declines during the third and the fourth quarters of 2015, as raw material costs continued to deteriorate and international price pressure increased. Scrap HMS 1&2 fell to as low as $204/t CFR Turkey by September and $180/t CFR Turkey in October, followed by a slight improvement towards the end of 2015 (to $188/t average in December). Lack of support from scrap, as well as weaker billet prices (due to severe Chinese competition), coupled with weak demand, impacted rebar prices, which dropped during the third quarter and even further in the fourth quarter of 2015.

In Turkey, even though the average first quarter 2016 price of imported scrap HMS 1&2 at $194/t CFR showed a small improvement of about $6/t against the average of the fourth quarter 2015, the average price of March 2016 at $218/t CFR represented a month-on-month increase of about $40/t. The Turkish rebar export price followed a similar trend. The March 2016 export price of Turkish rebar increased $44/t month-on-month. This upward trend continued during the first two months of the second quarter of 2016 with the export rebar price from Turkey reaching an average range of $451-457/t FOB in April, and $472-479/t FOB in May. In June 2016, rebar prices reduced to an average range of $395-403/t FOB Turkey. The average rebar export price from Turkey in the first half of 2016 was $388/t FOB compared to the first half of 2015, which was at $451/t FOB. The third quarter of 2016 average export price for Turkish rebar decreased followed by improvements in the fourth quarter. The average rebar export price for the second half of 2016 from Turkey was $394/t FOB as compared to $361/t FOB for the second half of 2015.

In the first quarter of 2017, imported scrap HMS 1&2 in Turkey improved by $18/t compared to the fourth quarter of 2016 average of $275/t CFR. Rebar export prices followed closely the evolution of Turkey imported Scrap HMS 1&2, declining in the beginning of 2017 from $430/t FOB in December 2016 to close to an average of $390/t FOB by the end of January 2017, and continued fluctuating towards the end of March 2017. However, Turkish rebar export prices increased during the first quarter of 2017 by $14/t quarter-on quarter. The price fluctuation continued during the second quarter of 2017, but with an uptick towards the end of June with an overall increase of $4/t over the previous quarter. The average price in the first half of 2017 for rebar exported from Turkey was $425/t FOB compared to $388/t FOB in the first half of 2016. From July through the end of 2017, the Turkey rebar FOB price has been fluctuating on an upward trend, closely following HMS 1&2 Turkey CFR price evolution. After hitting a three-year high of $550/t FOB in the beginning of September 2017, rebar prices declined to $508/t FOB by October. This drove an increase in the average price range during the third quarter of 2017 by $80/t quarter-on-quarter. Toward the end of 2017, the Turkey rebar FOB export price reached $570/t, and further improved the quarterly average price by $20/t for the fourth quarter of 2017. The average Turkey rebar export price was $517/t FOB in the second half of 2017, an increase of $123/t compared to the average of the second half of 2016.

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish rebar
	Spot average price per tonne	Spot average price per tonne	Spot average price per tonne
Q1 2015	€517	€417	$458
Q2 2015	€526	€422	$444
Q3 2015	€516	€409	$388
Q4 2015	€480	€370	$334

Q1 2016	€454	€355	$335
Q2 2016	€509	€453	$442
Q3 2016	€511	€440	$379
Q4 2016	€488	€424	$409

Q1 2017	€515	€463	$424
Q2 2017	€501	€441	$427
Q3 2017	€530	€469	$507
Q4 2017	€587	€553	$527
Current and anticipated trends in steel production and prices
Steel output declined in most major steel producing regions during the first half of 2016 but the second half of 2016 saw steel production volumes grow year-on-year in both China the rest of the world as underlying demand improved and destocking waned.
In China, in 2017 ArcelorMittal believes steel production has been broadly stable (despite the increase in official figures) and the Company expects this trend to continue in 2018 due to a combination of stable domestic demand and only marginally weaker exports. The Chinese HRC spread (difference between raw material costs and finished steel prices) in 2017 increased from approximately $150/t in the first half of 2017 to $250/t in the second half supported by an elevated crude steel utilization rate mainly due to a structural steel capacity cut and the winter heating season policy which temporarily restricted steel supply. The high spread has continued into January 2018 and with inventory levels low and ArcelorMittal expecting stable demand, spreads should remain healthy during 2018.
Led by a significant increase in pipe and tube demand, U.S. ASC increased around 6% in 2017, which combined with imports relatively stable at a high level, allowed domestic production to increase as some capacity came back online. As ASC is expected to increase again in 2018, the Company anticipates a further commensurate increase in steel production. In the EU, steel demand continues to grow slowly but imports have taken a larger share of demand over the past couple of years. However, mills output has improved in 2017 as underlying demand from steel consuming industries continues to increase and import growth slows due to recent trade protection, particularly flat products. ArcelorMittal expects further but slower growth in steel production in 2018 in EU28.

Overall, ArcelorMittal expects world ex-China ASC growth to pick-up in 2018 due to strengthening demand growth in South American and developing Asian markets, coupled with continued but slightly slower growth in developed markets. Together with further capacity cuts in China and stable demand will lead to an improvement in utilization and support the spread of steel prices over raw material costs.
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
The spot markets for iron ore and coking coal were in a downward price trend in 2015 and until the beginning of 2016. In 2015, the downward trend gained momentum with a slower growth rate in China, recession in developing economies such as Brazil and Russia, and continued robust seaborne supply from major miners. In 2015, iron ore and coking coal prices decreased by 42.7% and 22.7% year-on-year respectively (Metal Bulletin 2015 vs. 2014).
Throughout 2016, raw material prices became increasingly volatile and impacted by short-term changes in sentiment, mainly related to Chinese market demand sentiment for crude steel and how the government might deal with excess steelmaking capacity. Iron ore and coking coal prices increased by 5.2% and 58.2% year-on-year respectively in 2016 (Metal Bulletin 2016 vs. 2015). The increase in the average reference iron ore and hard coking coal price continued in 2017 also supported by the impact of induction furnaces capacities closures since 2016. Iron ore and coking coal prices increased by 22.3% and 31.5% year-on-year respectively (Metal Bulletin 2017 vs. 2016).

As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2015, 2016 and 2017, the trend for using shorter-term pricing cycles continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
The downward trend of iron ore spot prices persisted throughout 2015, with quarterly averages spot prices of $62.50 per tonne in the first quarter of 2015, $58.50 per tonne in the second quarter, $54.90 per tonne in the third quarter and $46.70 per tonne in the fourth quarter (Delivered to China, Metal Bulletin index, 62% Fe). This downward trend was due to continued structural oversupply, resilience of high cost mines (in China and seaborne), lower mining costs at major supply regions (supported by currency depreciation, e.g. in Australia and Brazil), lower fuel and freight costs as well as bearish sentiment about Chinese steel demand. In this context of oversupply, the Samarco tailings ponds dam collapse in November 2015 resulted in a halt of operations (a 30 million tonne pellet capacity producer); however, it did not affect the plummeting iron ore price trend, which continued decreasing through the end of 2015.
Iron ore prices bottomed out during the first quarter of 2016, after reaching $39.50 per tonne (Delivered to China Metal Bulletin Index 62% Fe) on January 13, 2016 and averaging $48.70 per tonne for first quarter of 2016. During the second quarter of 2016, the average price was $55.50 per tonne and the period was marked by high volatility, with a peak at $70.50 per tonne on April 21, 2016 and a low of $48.18 per tonne on June 2, 2016. For the third quarter of 2016, the average was $58.40 per tonne with a slight downward trend throughout September. During the fourth quarter of 2016, it increased from a minimum of $55.86 per tonne on October 4, 2016 and reached a maximum of $83.58 per tonne on December 12, 2016, the average for the fourth quarter was of $70.50 per tonne and was marked by high volatility and bullish market sentiment driven by higher steel prices as well as closure announcements by the Chinese authorities in steelmaking based on obsolete induction furnaces using mostly scrap as raw materials.

Iron ore prices recovered to $85.60 per tonne in the first quarter of 2017 following strong demand for steel after the Chinese New Year. The average price for the second quarter of 2017 decreased to $62.90 per tonne; this downward trend was influenced by increased inventory levels at Chinese ports. In the third quarter of 2017, the average price increased to $71.20 per tonne driven by bullish sentiment in the steel market reflected in strong steel PMIs for China. During the fourth quarter of 2017, the price varied from a minimum of $58.52 per tonne on October 31, 2017 and a maximum of $76.36 per tonne on December 22, 2017 with the average for the fourth quarter at $65.50 per tonne and was marked by high volatility driven by environmental regulation announcements by the Chinese authorities to constrain emissions and steel production during the 2017-2018 winter period.

ArcelorMittal has continued to leverage its diversified supply portfolio and global footprint, as well as mitigating the effect of consolidation among supply sources in 2016, mainly due to the absence of Samarco in the seaborne market.
Coking coal
The coking coal spot market and quarterly contracts settlements were negatively affected in 2015 by the combined effects of strong Australian coking coal production performance, a mild wet season in Australia and weaker seaborne demand from China. Moreover, in the same period there was an increase of seaborne supply from new regions, notably Russia and Mozambique, as well as productivity improvement and cost reductions at major producers also supported by depreciated local currencies and lower diesel prices. This downward trend prevailed despite some supply closures, e.g. major seaborne suppliers of coking coal from Australia, the United States, and Canada announced the closure of their least cost efficient mines in order to adjust to weaker seaborne demand and to remain cost competitive. These supply closures were more than offset by lower Chinese imports, throughout 2015. At the same time, an increased share of imports from Australia at the expense of other seaborne suppliers, mainly from the U.S. and bearish market price forecasts, combined with successive loss-making quarters partially originated from high debt service obligations (following past acquisitions), forced several U.S. coal producers, to file chapter 11 bankruptcy in 2015 in order to restructure their finances and operations.
The first half of 2015 experienced sharp spot price and contract reference price reductions, with a widening gap in the second quarter between both references (spot indexes and quarterly contract settlement), as quarterly contract references settled at $117 per tonne (FOB Australia) and $109.50 per tonne for the first and second quarters of 2015, respectively. Spot prices for such quarters averaged $108.80 per tonne and $89.60 per tonne, respectively (Metal Bulletin FOB Australia Premium Hard Coking Coal index). In the third quarter of 2015, premium coking coal spot prices reached a low of $84.60 per tonne (average spot price FOB Australia) while contract settlement for the same quarter was at $93 per tonne (FOB Australia). Contract settlement further reduced in the fourth quarter of 2015, where contract prices settled at $89 per tonne (FOB Australia), while spot prices were trading in the range of $75.70 - 77.50 per tonne (December 1 through 31, 2015).
In 2016, the spot price (Metal Bulletin Premium Hard Coking Coal FOB Australia index) traded on average at $78.90 per tonne in the first quarter with the contract price settling at $81 per tonne for the same quarter; then the second quarter of 2016 had a contract settlement fixed at $84 per tonne with the spot average for that quarter at $90.40 per tonne while the third quarter had a contract price settled at $92.50 per tonne and the spot index traded between $90.20 and $94.80 per tonne for the first 15 days but averaged $131.50 per tonne for the third quarter. During the fourth quarter of 2016, the spot price reached a maximum of $308.80 per tonne on November 11, 2016 and decreased through the closing of the year to $231 per tonne on December 30, 2016, the average spot price for the fourth quarter of 2016 was $265.80 per tonne with quarterly contract prices settled at $200 per tonne. The highly volatile spot index over the second half of 2016 was influenced by the Chinese domestic supply reduction (originating from weather/logistic issues combined with regulations issued by the Chinese government on lower mining working days, from an annual rate of 330 days per year to a lower rate at 276 days, with temporary relief as described above) as well as several maintenance and mining operational issues in Australian coking coal mines during that period. Consequently, the premium HCC FOB Australia quarterly contract price was settled at $200 per tonne for the fourth quarter of 2016 and at $285 per tonne for the first quarter of 2017.
In the first quarter of 2017, the spot prices (Metal Bulletin Premium Hard Coking Coal FOB Australia index) have sharply dropped from 266.50 $/t in December 2016 (monthly average) to $155.20 per tonne in March 2017 (monthly average) with the average spot price for the first quarter of $166.80 per tonne. The temporary relief of the Chinese working days restriction and fully recovered supply from Australia, as well as expected additional seaborne supply from North America have allowed such a sharp drop of prices by the end of the first quarter of 2017. At the beginning of the second quarter of 2017, the cyclone Debbie unexpectedly hit Australia causing supply disruptions and spot prices spikes. The upward trend of April up to $300 per tonne on April 18, 2017 and a monthly average of $257.80 per tonne was followed by the downward trend in May and June as the Australia mining-rail-port system recovered earlier than expected from the cyclone disruption. The spot price decreased through the second quarter to $175 per tonne in May (monthly average) and $145 per tonne in June 2017 (monthly average), the average spot price for the second quarter of 2017 was $190.60 per tonne.

For the second quarter 2017, a new index-based methodology was adopted for the premium HCC FOB Australia quarterly contract price between some Japanese steel makers and Australian HCC suppliers. In the third quarter of 2017, the average spot price (Metal Bulletin Premium Hard Coking Coal FOB Australia index) increased to $188.30 per tonne driven by bullish sentiment in the steel market and strong steel PMIs for China. In the fourth quarter, supported by the port congestion in Australia, the price further increased to $203.50 per tonne.
ArcelorMittal has continued to leverage its full supply chain and diversified supply portfolio as well as contractual terms flexibility to mitigate regional supply disruptions and also mitigate part of the market price volatility.

Scrap
Both Eurofer and German Wirtschaftsvereinigung (“WV”) indexes were discontinued as of January 1, 2016. The German suppliers’ index (“BDSV”) is now used and converted into Delivered at Place (“DAP”), in order to be comparable with historical figures.

During 2017, in Europe, the German suppliers’ index “BDSV” for  the reference grade E3 (old thick scrap) rebounded from the 2016 price of €195/t to an average of €259/t in 2017 supported by better European demand for scrap and price recovery in the international market (€217/t in 2015). In December 2017,  European E3 reached €286/t. During 2017, the European E3 price was $25/t higher on average than the US HMS1 Mid West Price in 2017, versus $8/t higher in 2016. European export prices for scrap grade HMS 80:20 also increased by $60/t, moving up from an average of $216/t in 2016 (Rotterdam FOB) to an average of $276/t in 2017.

Turkey remained the main scrap buying country in the international market in 2017, with approximately 69% of its steel production based on the EAF process, with the other 31% through the blast furnace route. In 2016, the ratios were 66% and 34%, and in 2015 they were 65% and 35%. Steel production increased in Turkey in the first eleven months of 2017 by 12.7% as compared to 2016, while we had had a previous change of 5.2% in 2016 as compared to 2015. There was a significant reduction of imported billets which dropped by 50.1% in 2017 as compared to 2016, after an incremental increase of 1.4% in 2016 as compared to 2015. As a consequence, Turkish scrap import volumes reached 17.1 million tonnes in the first ten months of 2017 representing an increase of 20.7% compared to the same period in 2016, where scrap imports amounted to 14.2 Mt which had been an increment of 7.2% compared to the same period in 2015. Supported by the rebound in steel production, the average Index scrap prices for HMS 80:20 US origin increased from $236/t in 2016 to $303/t in 2017 (CFR Turkey),  and the average Index scrap prices for HMS 80:20 EU origin increased from $228/t to $294/t (CFR Turkey) during the same period. The Index scrap price for HMS 80:20 EU origin was at $362/t in December 2017. During 2016, Turkish scrap import prices decreased by 2.6% compared to 2015 (from $234/t in 2015 to $228/t in 2016: MB HMS 1&2 80:20 CFR Turkey, North European origin).

In the domestic US market, average scrap prices increased by 29% to $61/t for the full year of 2017 as compared to the full year of 2016. The Midwest Index for HMS 1 increased from an average of $208/t for the full year of 2016 (which was 4.6% lower than in 2015 when the average price was $218/t) to an average of $269/t for the full year of 2017. On the export market, East Coast FOB average prices increased by $55/t, from $225/t in 2016 to $280/t in 2017.

Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is the price of manganese ore which was at the level of $5.97 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China for 2017, representing a 39% increase from $4.30 per dmtu in 2016 ($3.11 per dmtu in 2015) mainly due to sustained demand of manganese ore from China, reflecting appetite showed by manganese alloys producers.
The prices of high carbon ferro manganese increased by 49% from $960/t in 2016 to $1,428/t in 2017 ($937/t in 2015). Prices of silicon manganese increased by 35% from $992/t in 2016 to $1,343/t in 2017 ($1,009/t for 2015). Similarly, prices for medium carbon ferro manganese increased in 2017 by 39% to $1,910/t as compared to $1,376/t in 2016 ($1,465/t for 2015).
Base metals
Base metals used by ArcelorMittal are zinc, tin and aluminum for coating, aluminum for deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc for 2017 was $2,896/t, representing an increase of 38% as compared to the 2016 average of $2,095/t (the 2015 average was $1,928/t). The low for 2017 was $2,435/t on June 7, 2017 and the high was $3,370/t on October 4, 2017. The global zinc metal market was in a deficit of 401,000 tonnes in the first 10 months of 2017 (production vs. usage), as compared to 277,000 tonnes of deficit during the same period in 2016. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 182,050 tonnes as of December 31, 2017, representing a 57% decrease compared to December 31, 2016 when registered stocks stood at 427,850 tonnes (464,400 tonnes in 2015).
The average price of tin for 2017 was $20,098/t, representing a 12% increase compared to the 2016 average of $18,006/t (the 2015 average was $16,070/t).
The average price of aluminum for 2017 was $1,968/t, representing a 23% increase compared to the 2016 average of $1,605/t (the 2015 average was $1,661/t).
The average price of nickel for 2017 was $10,407/t, representing an 8% increase compared to the 2016 average of $9,609/t (the 2015 average was $11,834/t).
Energy market
After the sharp decrease observed in 2014 when Brent price went from 110 USD/barrel ("bbl") to 50 USD/bbl, some volatility remained with prices ranging between a top mid 2015 at 66 USD/bbl and a down below 30USD/bbl early 2016, but in essence the oil market was stabilizing between 45 and 55 USD/bbl until mid 2017. The decrease in the cost of certain commodities pushed natural gas prices down between 2015 and 2017, even though 2017 rebounded as described further below. After the exceptional 2016 year where prices dropped very significantly in the first part of the year (on natural gas and electricity), following the very bearish trend of other commodities (oil and coal), the situation reversed late in 2016 and offered a more challenging 2017 with increases year-on-year in most of the areas where the Company consumes energy.
Among commodities influencing energy prices in 2017, coal has seen a significant price increase (see "—Raw materials"). The coal price increase has pushed demand for gas up as combined-cycle power plants, which are powered by gas, started to become more cost effective than coal power plants in some areas, and resulted in sustained higher gas prices, especially during the second half of the year.
On November 30, 2016, an agreement among OPEC and 13 non-OPEC countries was reached to reduce oil production by 1.8 million barrels per day, effective on January 1, 2017 for six months. It was further extended on May 24, 2017 for nine months and again on November 30, 2017 until the end of 2018. Combined with a sustained oil production from the U.S., this measure led to a Brent price level between $45/barrel ("bbl") and $57/bbl in the first three quarters of 2017, in line with prices observed in the second half of 2016. However, instability in Iran and sustained Asian demand contributed to a large price increase in the last quarter of 2017, with oil closing the year at $67/bbl, just before reaching a 4 year high above $70/bbl in January 2018.
Natural gas
Overall, natural gas demand remains strong. Demand has been increasing moderately, driven by GDP growth and by some regional increase in natural gas usage for electricity production, while supply has continued to increase significantly mainly due the development of liquefied natural gas ("LNG"), especially in Australia and in the U.S. (2017 Worldwide LNG exports have reached 407 billion of cubic meters ("bcm"), i.e. an increase of 9.9% as compared to 2016).
Natural gas is priced regionally. While prices in Europe were historically linked with oil prices, continuous spot market development and increasing liquidity are now prevailing in almost all countries except in poorly integrated markets (e.g., Spain and Portugal) or markets in transition from a tariff based system (e.g., Poland). The U.S. initiated its first LNG shipments to Europe in 2016 and exports to Europe between 2016 and 2017 increased by six times, with LNG flows from the U.S. to Spain and Italy surpassing 1 bcm in 2017. A definitive movement towards a more liquid and integrated market could be experienced in the coming years, further reducing the gap between Northern and Southern European prices.

In 2017, further production cuts in the Netherlands (Groningen) and storage capacity reduction in the UK (heavy maintenance at the Rough facility) have put some pressure on the supply side for the European markets and contributed to a price increase. These developments, coupled with significant tension in the French nuclear production observed mostly since September 2017, have pushed an increase in natural gas demand and further elevated pressurized gas prices. In addition, several events affecting the transport of gas (explosion at the Baumgarten site in Austria in December 2017, stoppage of the Forties pipeline, which brings oil and gas to the UK from the North Sea, in December 2017 to solve a leakage issue) put additional tension in the market and sustained high price levels at the end of 2017. Elsewhere, the premium related to the risk of gas flow disruption between Ukraine and Russia has declined. In addition, Ukraine continues to buy gas from Western Europe in order to fulfill its storage requirement to cover domestic consumption and guarantee stable gas transit to Europe during winter.
Overall, 2017 TTF Month-Ahead prices (prices for gas traded on a virtual trading platform located in the Netherlands to be delivered in the next calendar month) averaged at €17/MWh, which is more than 20% higher than the 2016 average of €13.93/MWh but still below 2015 when prices settled at €20.30/MWh on average.
In 2017, gas production in the United States remained strong at a level of 90 billion cubic feet per day. In North America, natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. U.S. steam coal continues to be challenged as a power producing fuel. Gas power plants first took the lead in the generation mix in 2016, which continued in 2017 with around 32% of electricity produced out of gas and 32% from coal. This trend should accelerate as the U.S. had around 12 GW of gas-fired power plants in construction in 2017, and more than 20 GW are expected to be either under construction or subject to regulatory approval in 2018. Projects to build liquefaction facilities for export to Europe or Asia also continue to be developed, with production having started in early 2016. The number of U.S. gas rigs has increased significantly compared to 2016 levels (172 rigs on average in 2017 as compared to 101 in 2016, or 71% increase).
In 2017, Henry Hub Month Ahead prices (prices for gas traded on a U.S. virtual trading platform, for delivery in the next calendar month) increased by 27% vs. 2016 to an average of $3.08 /MMBtu.
The benchmark Asian price index (JKM) price curve kept the same trend as observed in 2016; winter prices spiked well above European prices (TTF) and therefore closed the arbitrage window between Europe and Asia. For example, during the 2016/2017 winter, JKM prices reached more than €30/MWh while TTF was traded around €18-20/MWh for the same period, mostly because of peak demand in Asia. More broadly, starting in March 2017 until the end of September, the JKM price was almost constantly €1.50/MWh above the TTF price and therefore could justify LNG arrivals to Europe. Winter 2017/2018 started similar to the prior winter, with very high demand in Asia (especially as China faces very low temperatures so far) with a strong increase of JKM price and high premium against European market prices.
Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors.
Electricity
Electricity price trends tend to be determined by regional factors: The general commodity bearish mood brought the electricity price below €30/MWh at the end of 2015 in most of the Western countries, representing a drop between €5 and €8/MWh or an approximate 20% price reduction since November 2015. At the end of the first quarter of 2016, prices began to increase due to pressure on the commodity market (especially regarding coal, power), as well as physical storage and production constraints (gas storage technical constraints, reduction of gas production in Groningen gas fields in the Netherlands and low nuclear availability in Belgium, Germany and France).
In North America, natural gas prices went up by 27% between 2016 and 2017 from $2.42/MWh to $3.08/MWh (average of Henry Hub month ahead quotations), while electricity remained flat at around $30/MWh. Recent cold waves in the northwest part of the U.S. have pushed electricity prices upwards with some days around $300/MWh, which might influence 2018 significantly.
Along with the prices of natural gas and coal, electricity prices were on the rise in 2017 as compared to 2016 in all major European markets. In addition, tension in French nuclear production put additional pressure on regional 2016/2017 winter prices. New political administrations in France and in the Netherlands in favor of a floor price for CO2 have also pushed prices up, with a bullish impact on electricity prices. As a result, German spot electricity prices increased by 18% year-on-year, to €34.2/MWh in 2017. Renewable generation remains high, mitigating the situation overall.

Forward calendar year 2018 electricity prices have strongly increased in all European market places at year end: from €35 to €44.20/MWh in Belgium (+26%), from €36.65 to €44/MWh in France (+20%) and from €29 to €34.2/MWh in Germany (+18%). This strong price increase at the end of the year was mainly due to the fuel price increase and to a difficult restart of the French nuclear fleet for the winter period.
Ocean freight[3]
World economic growth and a resulting increase in seaborne trade helped ocean freight prices increase in 2017 compared to the same period in 2016. The Baltic Dry Index increased by 70% year-on-year and averaged 1,145 points in 2017 (2016: 673 points, 2015: 718 points). The growth was primarily due to an increase in iron ore, coal and grain cargoes into China.
On the supply side, Bulk Carrier demolition activity slowed considerably in 2017 as freight prices increased but the orders for new ships also slowed to a nine-year low hence net fleet growth has started to slow. Furthermore, port congestion in the fourth quarter of 2017 helped to limit the availability of ships available to trade.
The Capesize sector averaged $15,129/day in 2017 (compared to $7,388/day in 2016; 2015 averaged $8,127/day). The Panamax sector averaged $9,766/day (compared to $5,562/day in 2016; 2015 averaged $5,561/day).
Impact of Exchange Rate Movements
In 2015, the currency landscape was reshaped. Supported by a robust labor market and resilient growth figures, the strength of the U.S. dollar was confirmed in December 2015 by the first rate increase by the U.S. Federal Reserve ("Fed") after a seven year period of a “zero interest rate policy.” The situation in the U.S. contrasted strongly with the eurozone, where the European Central Bank’s (the “ECB”) quantitative easing program increased in intensity throughout the year. This, alongside disappointing data on production activity and inflation, put pressure on the euro, which started the year at 1.21 and ended the year at 1.09 against the U.S. dollar.
In 2016, the outcome of the Brexit referendum triggered a move toward safety trades that prompted U.S. dollar strength, supporting the trend towards lower interest rates in the G10 countries. This risk-off climate was confirmed later with the U.S. presidential campaign; however, a sharp reversal of the market sentiment followed Donald Trump’s election, triggered by the expectation of an ambitious fiscal and investment program. As a consequence, the euro depreciated against the U.S. dollar to 1.0541 at the end of 2016 from 1.0898 at the start of the year, further driven by the reduction of the monthly asset purchase program from the European Central Bank.
In 2017, the fluctuations on the foreign exchange markets were broadly driven by the activity of central banks that started to reduce their accommodative monetary policies, including the Fed, which increased rates three times during the year. The less accommodative policies adopted by the European Central Bank (“ECB”), Bank of Canada (“BoC”) and Bank of England (“BoE”) were already anticipated by the markets and their respective currencies strengthened even before the banks' monetary decisions. The euro strengthened significantly against the U.S. dollar, from 1.0541 at the beginning of 2017 to 1.1993 at the end of the year.
Elsewhere in Europe, the currency floor of the Czech koruna was removed on April 6, 2017, in line with ECB guidance, and as a result the Czech koruna strengthened from 25.63 against the U.S. dollar to eventually reach 21.29 against the U.S. dollar on December 31, 2017. The Czech economy maintained good momentum with solid growth, above-target inflation and a constant appreciation of the Czech koruna. In Poland, the national central bank maintained a largely neutral tone on the actual rate outlook and the Polish zloty strengthened at the end of 2017 to 3.48 compared to 4.18 at the beginning of 2017.
In Canada, the BoC increased rates in two consecutive meetings during 2017 (July and September) from 0.5% to 1.0%. As a result, the Canadian dollar strengthened and reached its strongest level of 2017 on September 8, 2017. In 2017, the Canadian dollar strengthened against the U.S. dollar from 1.35 at the beginning of the year to 1.25 at the end of December 2017.

______________________________________________________________________________________________________________________________
[3] Sources: Clarksons Research Year-end report 2017, Clarkson Shipping Intelligence Network, Baltic Index

During the first half of 2017, the Mexican peso was volatile and strengthened from 20.65 at the beginning of 2017 to 18.04 at end of June 2017. However, following a shift in the market's expectations of the Fed's policy implementations and a noticeable deterioration in the NAFTA renegotiation, the Mexican peso finished the year at 19.73 against the U.S. dollar.
In Brazil, the economic recovery and inflation expectations were in line with the Central Bank of Brazil’s expectations. After an anticipated 75 bps rate reduction on October 25, 2017, the Central Bank of Brazil reduced the rates again by 50 bps on December 6, 2017, taking the benchmark Selic rate down to 7% from 14% in 2016. This highlighted the uncertainty about Brazil’s gradual economic recovery. As a consequence, the Brazilian real weakened from 3.26 to 3.31 against the U.S. dollar in 2017.
In South Africa, the political backdrop remained uncertain against tensions in the ANC (African National Congress). A motion to force President Jacob Zuma to step down failed at the Parliament in August 2017, despite a secret ballot. The South African rand weakened from 13.60 in January 2017 to 14.56 in November 2017, and then strengthened against the U.S. dollar driven by the election of Cyril Ramaphosa as the President of the ANC, to finish 2017 at 12.40.
In Ukraine, the country's recent return to the capital markets in September 2017 (afforded by the extraordinarily favorable external environment) helped ease financing pressures and alleviate immediate debt servicing concerns. However, the environment remained clouded with lackluster economic performance, languishing structural reforms and IMF lending on hold. The Ukrainian hryvnia strengthened from 27.20 in January 2017 to 25.26 in August 2017, and then weakened against the U.S dollar to 28.07, the highest level during the year.
The Kazakhstani tenge finished 2017 close to its opening level (332.3 in December 2017 as compared to 333.3 in January 2017). It reached its strongest level of 309.7 in May 2017 and was on a weakening trend against the U.S. dollar in the second half of 2017 to its weakest point of 346.60 in early October 2017.
On February 17, 2016, the Venezuelan government devalued its currency by changing the official rate of the bolivar fuerte from 6.3 to 10 per U.S. dollar. It also announced the elimination of the SICAD rate and starting February 18, 2016, the SIMADI rate (renamed DICOM) was allowed to float freely at a rate of approximately 203 bolivar fuerte per U.S. dollar. The DICOM rate was originally set at 206 bolivars per U.S. dollar on March 10, 2016, before falling to 674 bolivars per U.S. dollar at December 31, 2016. The DICOM rate continued to weaken during 2017 to 3,345 bolivars per U.S. dollar on August 31, 2017, when the Venezuelan government temporarily suspended the sale of U.S. dollars through its DICOM auction system. Effective January 30, 2018, the Venezuelan government eliminated the DIPRO rate and reopened the auction on February 5, 2018 at the new DICOM rate of 30,987 bolivars per euro (25,000 bolivars per U.S. dollar). See note 2.2.2 to the consolidated financial statements for further information.
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
Trade and Import Competition
Europe[4]
A slowdown in global steel consumption coupled with excess capacity in China led to increased finished steel shipments into Europe in 2015, with import penetration rising to over 16%. Although underlying steel demand remained healthy during 2016, import penetration increased to 18% as third country imports into Europe rose by approximately 10% year-on-year.
This continued a trend of imports growing more strongly than domestic demand. Between 2012 and 2016, Apparent Steel Consumption (“ASC”) increased by 12% while over the same period, finished steel imports increased by over 80%, taking market share from domestic producers.
This import trend continued in 2017 as imports into Europe rose by around 6% year-on-year, to almost 29 million tonnes, with a particularly high level of imports in the first half of 2017. Despite a year-on-year decline in the second half of 2017, import penetration rose to a new record high of almost 19%.
_______________________________________________________________________________________________________________________________
[4] Source: Eurostat trade data to November 2017, estimates for December 2017.

Traditionally, imports into Europe have come from CIS countries, China, Turkey and developed Asia, accounting for roughly 75% of imports over the past five years. The share of CIS imports has fallen from 30% in 2016 to 24% in 2017 as imports declined by around 15% year-on-year. The share of Chinese origin imports also continued to fall from their peak of 29% in 2015 to 14% in 2017, due to a 37% fall in imports in 2017. However, declines in Chinese and CIS imports have been more than offset by increased imports from traditional exporters such as East Asia and Turkey, who each have around a 15% import share, as well as non-traditional importers like India. South Korean imports rose by 30% in 2017, Turkish and Indian imports rose by over 50% and 100% year-on-year respectively. Overall, the market share of traditional exporters (CIS countries, China, Turkey and developed Asia) has fallen to 67% in 2017, from 74% in 2016.

United States[5]

Finished steel imports peaked in 2014 at over 30 million tonnes, declining significantly to below 24 million tonnes in 2016 or an import penetration of 26%. However, steel import penetration rose in 2017 to almost 28% as imports rose by 8% compared to only a 6% year-on-year increase in ASC. The increase in finished steel imports was due to pipe and tube imports rebounding sharply by over 80% year-on-year due to a revival in the U.S. shale oil and gas industry.

This was partially offset by imports of flats and longs which together fell by 2% year-on-year. Imports of semi-finished steel products also rose strongly, up by 28% year-on-year during 2017.
Steel import penetration had risen to average over 28% between 2014 and 2016 compared to the 23% average between 2007 and 2013 driven by healthy domestic demand, restocking activity and attractive prices in the U.S. relative to international markets.
Total imports into the U.S. (including semis) grew by 25% in the first half of 2017 but eased to 8% year-on-year in the second half of the year. Almost three quarters of US imports originate from other NAFTA countries (Canada and Mexico), developed Asia, Brazil and EU28. Imports from other NAFTA countries (Canada and Mexico) rose by 13% year-on-year and accounted for 25% of total imports. U.S. imports from outside NAFTA also rose, up 16% year-on-year, led by Russia (up 53%) and Brazil (up 18%). Non-traditional importers, such as India and Thailand raised imports significantly by 90% and 192% year-on-year respectively. Despite trade measures against Italy and China, imports from Italy increased by 25% year-on-year and Chinese imports were broadly stable. Although, Turkey’s contribution to U.S. imports has more than doubled in four years to around 8% in 2017, imports fell by 10% in 2017, due to a 40% decline in exports in the second-half of the year.
Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets.
However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2017, specifically in China and in Europe.
Steel industry consolidation in China has remained slow since 2012. As a key initiative of the Chinese central government’s five-year plan issued in March 2011, the concentration process of the steel industry was expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore. However, that initiative is yet to produce significant tangible results. In 2015, China dropped its target objective for the top ten Chinese steel producers to account for 60% of national production and for at least two producers to reach 100 million tonne capacity in the next few years. A new industry consolidation plan published by China aims at simplifying approval procedures and facilitating acquisition financing for firms in sectors like steel. In late 2016, Baosteel Group and Wuhan Iron and Steel Group completed their merger, creating Baowu Steel Group with an annual production capacity of around 60 million tonnes, also making it the world's second largest steelmaker.
In addition, in Europe, 2017 has been a landmark year for the consolidation of the steel industry with two major transactions announced. In September, Thyssenkrupp and Tata Steel agreed to combine their European steel operations in a 50/50 joint venture, creating Europe's second-largest steel company. The new company will be called ThyssenKrupp Tata Steel and is expected to be up and running in late 2018 following further negotiations and subject to regulatory approvals.
_______________________________________________________________________________________________________________________________
[5] Source: U.S. Department of Commerce, customs census data up to November 2017 and import licenses for December 2017.

On June 28, 2017, the consortium formed by ArcelorMittal and Marcegaglia signed a lease and obligation to purchase agreement with the Italian Government for Ilva, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. The closing of the transaction is subject to certain conditions precedent, including receipt of antitrust approvals.

Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale, and improve bargaining power with customers and, crucially, suppliers, who tend to have higher levels of consolidation.

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
An overview of ArcelorMittal's critical accounting policies under which significant judgments, estimates and assumptions are made may be found in note 1.2 to the consolidated financial statements.
A.    Operating results
The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements included in this annual report.
ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil, Europe, ACIS and Mining. The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, crude steel production, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash provided by operating activities.
Years ended December 31, 2017, 2016 and 2015
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables provide a summary of ArcelorMittal’s performance by reportable segment for the year ended December 31, 2017, 2016 and 2015:

	Sales for the year ended December 31,[1]			Operating income (loss) for the year ended December 31,[2]
	2017	2016	2015	2017	2016	2015
Segment	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)
NAFTA	17,997	15,806	17,293	1,185	2,002	(705)
Brazil	7,755	6,223	8,503	697	614	628
Europe	36,208	29,272	31,893	2,359	1,270	171
ACIS	7,621	5,885	6,128	508	211	(624)
Mining	4,033	3,114	3,387	991	366	(3,522)
Others and eliminations	(4,935)	(3,509)	(3,626)	(306)	(302)	(109)
Total	68,679	56,791	63,578	5,434	4,161	(4,161)

1.	Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.

2.
Others and eliminations to segment operating income reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between segments. See table below.

Adjustments to segment operating income and other	Year ended December 31,
	2017	2016	2015
	(in $ millions)	(in $ millions)	(in $ millions)
Corporate and shared services [1]	(199)	(71)	(10)
Financial activities	(23)	(17)	(20)
Shipping and logistics	(16)	(97)	(84)
Intragroup stock margin eliminations [2]	(41)	(94)	31
Depreciation and impairment	(27)	(23)	(26)
Total adjustments to segment operating income and other	(306)	(302)	(109)

1.	Includes primarily staff and other holding costs and results from shared service activities. In 2015, Corporate and shared services includes the sale of corporate assets.

2.
In 2017, fourth quarter iron ore prices decreased as compared to the fourth quarter of 2016 leading to lower stock margin eliminations. In 2016, as compared to 2015, margins increased mainly as a result of the recovery of iron ore prices and cost reductions leading to an increase in intragroup margin eliminations.

Sales
ArcelorMittal had sales of $68.7 billion for the year ended December 31, 2017, representing a 20.9% increase from sales of $56.8 billion for the year ended December 31, 2016, primarily due to a 20.4% increase in the average steel selling prices, a 1.6% increase in steel shipments, 22.3% higher seaborne iron ore reference prices and 6.1% higher marketable iron ore shipments. In the first half of 2017, sales were $33.3 billion increasing from sales of $28.1 billion in the first half of 2016, primarily due to 23% higher average steel selling prices and 43% higher seaborne iron ore reference prices. In the second half of 2017, sales of $35.3 billion represented a 23.4% increase as compared to sales of $28.7 billion in the second half of 2016, primarily driven by a 17.5% increase in average steel selling prices, a 5.8% increase in steel shipments and 6% increase in seaborne iron ore reference prices.
ArcelorMittal had sales of $56.8 billion for the year ended December 31, 2016, representing a 10.7% decrease from sales of $63.6 billion for the year ended December 31, 2015, primarily due to lower average steel selling prices which were down 9.0% and lower marketable iron ore shipments which decreased by 16.6%, partially offset by higher seaborne iron ore reference prices by 5.1%. Steel shipments for the year ended December 31, 2016 remained stable as compared to shipments for the year ended December 31, 2015. In the first half of 2016, sales of $28.1 billion decreased 17.2% from sales of $34.0 billion in the first half of 2015, primarily due to 17% lower average steel selling prices, 14% lower seaborne iron ore reference prices and a 13% decrease in marketable iron ore shipments. In the second half of 2016, sales of $28.7 billion represented a 3.1% decrease as compared to sales of $29.6 billion in the second half of 2015, primarily driven by a decrease of 1.1% in steel shipments.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2017 was $60.9 billion as compared to $50.4 billion for the year ended December 31, 2016, primarily due to a 22.3% increase the iron ore, and a 31.5% increase in coal reference prices and impairment charges of $206 million related to a downward revision of cash flow projections across all steel facilities in South Africa partially offset by cost optimization efforts as part of the Action 2020 plan. Selling, general and administrative expenses (“SG&A”) were $2.4 billion for the year ended December 31, 2017 compared to $2.2 billion for the year ended December 31, 2016. SG&A as a percentage of sales decreased for the year ended December 31, 2017 (3.4%) as compared to 2016 (3.9%).
Cost of sales for the year ended December 31, 2016 was $50.4 billion as compared to $65.2 billion for the year ended December 31, 2015. Cost of sales for the year ended December 31, 2016 was positively affected by decreased input costs, cost optimization efforts as part of the Action 2020 plan and a one-time gain of $832 million on employee benefits following the signing of the new U.S. labor contract, partially offset by impairments in the ACIS segment for $156 million mainly related to the Vanderbijlpark plant in South Africa and $49 million impairment charge related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain. Cost of sales for the year ended December 31, 2015 was negatively affected by an increase in impairment on tangible and intangible assets for $4.8 billion partially offset by a decrease in depreciation and foreign exchange impacts due to the appreciation of the U.S. dollar against the major currencies. SG&A was $2.2 billion for the year ended December 31, 2016 compared to $2.5 billion for the year ended December 31, 2015. SG&A as a percentage of sales remained stable for the year ended December 31, 2016 (3.9%) as compared to 2015 (4.0%).

Operating income or loss
ArcelorMittal’s operating income for the year ended December 31, 2017 was $5.4 billion as compared with an operating income of $4.2 billion for the year ended December 31, 2016 and was impacted by impairment charges of $206 million related to a downward revision of cash flow projections in South Africa. Operating income in 2016 was positively affected by a one-time gain partially offset by impairments as described below.
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
Shipments and average steel selling price
ArcelorMittal had steel shipments of 85.2 million tonnes for the year ended December 31, 2017 as compared to steel shipments of 83.9 million tonnes for the year ended December 31, 2016, primarily due to increases in NAFTA (2.6%), Brazil (0.8%) and Europe (1.7%) offset in part by decline in ACIS (1.3%). Steel shipments declined 2.4% to 42.5 million tonnes in the first half of 2017 compared to 43.6 million tonnes for the first half of 2016 while steel shipments increased 5.8% to 42.7 million tonnes in the second half of 2017 compared to 40.4 million tonnes for the second half of 2016.
ArcelorMittal had steel shipments of 83.9 million tonnes for the year ended December 31, 2016 decreased marginally as compared to steel shipments of 84.6 million tonnes for the year ended December 31, 2015, primarily due to declines in Brazil (6.8%) and Europe (1.1%), partially offset by increases in ACIS (6.3%).
Average steel selling price increased by 20.4% for the year ended December 31, 2017 as compared to the year ended December 31, 2016. Average steel selling price in the first half of 2017 increased by 23.1% as compared to the first half of 2016 and increased by 17.5% in the second half of 2017 as compared to the second half of 2016.
Average steel selling price decreased by 9.0% for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Average steel selling price in the first half of 2016 decreased by 17% as compared to the first half of 2015 and increased by 0.5% in the second half of 2016 as compared to the second half of 2015.

NAFTA
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2017	2016	2015
Sales	17,997	15,806	17,293
Depreciation	518	549	616
Impairments	—	—	526
Operating income / (loss)	1,185	2,002	(705)
Crude steel production (thousand tonnes)	23,480	22,208	22,795
Steel shipments (thousand tonnes)	21,834	21,281	21,306
Average steel selling price (USD/tonne)	742	672	732

Sales
Sales in the NAFTA segment were $18.0 billion for the year ended December 31, 2017, representing a 13.9% increase as compared to 2016. Sales increased primarily as a result of the increase in average steel selling prices by 10.3% and a 2.6% increase in steel shipments. Average steel selling prices increased 14.2% during the first half of 2017 as compared to the first half of 2016 and 6.4% during the second half of 2017 as compared to the second half of 2016.
Sales in the NAFTA segment were $15.8 billion for the year ended December 31, 2016, representing an 8.6% decrease as compared to 2015. Sales decreased primarily as a result of the decrease in average steel selling prices by 8.2%, while steel shipments remained stable. Average selling prices decreased 15% during the first half of 2016 as compared to the first half of 2015 and 0.5% during the second half of 2016 as compared to the second half of 2015. Spot prices began improving in the second quarter of 2016 which positively impacted sales in the second half of 2016 due to lead times and lagged pricing.
Operating income or loss
Operating income for the NAFTA segment was $1.2 billion for the year ended December 31, 2017 as compared to operating income of $2.0 billion for the year ended December 31, 2016, affected by a negative price-cost effect for long products partially offset by a positive price-cost effect for flat products and gains from the Action 2020 program. Additionally, operating income for the year ended December 31, 2016 was positively affected by a one-time $832 million gain on employee benefits following the signing of the new U.S. labor contract.
Operating income for the NAFTA segment was $2.0 billion for the year ended December 31, 2016 as compared to an operating loss of $0.7 billion for the year ended December 31, 2015. Operating income was positively affected by lower input costs, the improved performance of Calvert and a one-time $832 million gain on employee benefits following the signing of the new U.S. labor contract.
Operating loss for the NAFTA segment was $705 million for the year ended December 31, 2015 including impairment charges of $526 million, of which $231 million related to the intended sale of the Long carbon facilities in the United States (ArcelorMittal Laplace, Steelton and Vinton) and $276 million with respect to the Indiana Harbor East and West facilities (United States) in connection with deployment of the asset optimization programs. Operating loss was also negatively affected by inventory related losses amounting to $0.5 billion following the rapid decline of steel prices.

Crude steel production, steel shipments and average steel selling price
Crude steel production increased 5.7% for the year ended December 31, 2017 as compared to the year ended December 31, 2016 driven by improved operational performance.

Crude steel production decreased 2.6% for the year ended December 31, 2016 as compared to the year ended December 31, 2015, primarily due to the closure of Georgetown (U.S.), idling of the steel shop of Indiana Harbor Long Carbon operations (U.S.) and the divestment of LaPlace and Vinton U.S. Long Carbon facilities.
Steel shipments increased 2.6% for the year ended December 31, 2017 as compared to the year ended December 31, 2016 in line with improved demand. Shipments were 11 million tonnes for the first half of 2017, an increase of 1.1% from 10.9 million tonnes in the first half of 2016 which included shipments from LaPlace and Vinton which were sold in April 2016. Shipments increased 4.1% to 10.8 million tonnes in the second half of 2017 as compared to 10.4 million tonnes in the second half of 2016.

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
Average steel selling prices increased 10.3% for the year ended December 31, 2017 as compared to the year ended December 31, 2016 in line with international prices. Average steel selling prices increased 14% for the first half of 2017 as compared to the first half of 2016 and 6.4% for the second half of 2017 as compared to the second half of 2016.
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

Brazil
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2017	2016	2015
Sales	7,755	6,223	8,503
Depreciation	293	258	336
Impairments	—	—	176
Operating income / (loss)	697	614	628
Crude steel production (thousand tonnes)	11,210	11,133	11,612
Steel shipments (thousand tonnes)	10,840	10,753	11,540
Average steel selling price (USD/tonne)	667	536	647
Sales
In the Brazil segment, sales increased 24.6% to $7.8 billion for the year ended December 31, 2017 as compared to the year ended December 31, 2016, primarily due to 24.5% higher average steel selling prices. Average steel selling prices increased 34% during the first half of 2017 as compared to the first half of 2016 and 16.6% during the second half of 2017 as compared to the second half of 2016.

In the Brazil segment, sales decreased 26.8% to $6.2 billion for the year ended December 31, 2016 as compared to the year ended December 31, 2015, primarily due to 17.2% lower average steel selling prices following the depreciation of the Venezuelan Bolivar and the Argentinean peso, a decrease in steel shipments by 6.8% and unfavorable sales mix for long products in Brazil.
Operating income or loss
Operating income for the Brazil segment for the year ended December 31, 2017 was $697 million, an increase of 13.5% as compared to the year ended December 31, 2016, primarily driven by positive price-cost effect and gains from the Action 2020 program.

Operating income for the Brazil segment for the year ended December 31, 2016 was $614 million, a decrease of 2.3% as compared to the year ended December 31, 2015. While operating income for the year ended December 31, 2015 was negatively affected by inventory related charges of $91 million following the rapid decline of steel prices and an impairment of $176 million related to the idled ArcelorMittal Point Lisas (Trinadad and Tobago) facility, operating income for the year ended December 31, 2016 was negatively affected by lower shipments and lower average steel selling prices for the reasons described below as well as continued currency devaluation which impacted the tubular operations in Venezuela.
Crude steel production, steel shipments and average steel selling price
Crude steel production increased marginally to 11.2 million tonnes for the year ended December 31, 2017 as compared to the year ended December 31, 2016 with increases in flat production offset by long production due to a scheduled reline at Monlevade.

Crude steel production decreased by 4.1% to 11.1 million tonnes for the year ended December 31, 2016 as compared to the year ended December 31, 2015 as a result of weaker demand and the idling of the Trinidad and Tobago facility.
Steel shipments remained stable for the year ended December 31, 2017 and 2016 at 10.8 million tonnes.
Steel shipments reached 10.8 million tonnes for the year ended December 31, 2016, decreased 6.8% as compared to steel shipments for the year ended December 31, 2015, primarily driven by weaker demand and the idling of the Trinidad and Tobago facility mentioned above.
Average steel selling prices increased 24.5% for the year ended December 31, 2017 as compared to the year ended December 31, 2016 in line with international prices.
Average steel selling prices decreased 17.2% for the year ended December 31, 2016 as compared to the year ended December 31, 2015, primarily due to depreciation of the Venezuelan Bolivar and an unfavorable sales mix for long products in Brazil.

Europe
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2017	2016	2015
Sales	36,208	29,272	31,893
Depreciation	1,201	1,184	1,192
Impairments	—	49	398
Operating income / (loss)	2,359	1,270	171
Crude steel production (thousand tonnes)	43,768	42,635	43,853
Steel shipments (thousand tonnes)	40,941	40,247	40,676
Average steel selling price (USD/tonne)	702	568	609
Sales
Sales in the Europe segment were $36.2 billion for the year ended December 31, 2017, representing a 23.7% increase as compared to sales of $29.3 billion for the year ended December 31, 2016, primarily due to a 23.5% increase in average steel selling prices and a 1.7% increase in steel shipments. Average steel selling prices increased 23.3% during the first half of 2017 as compared to the first half of 2016 and 23.1% during the second half of 2017 as compared to the second half of 2016.

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
Operating income or loss
Operating income for the Europe segment for the year ended December 31, 2017 increased to $2.4 billion as compared to $1.3 billion for the year ended December 31, 2016, primarily due to higher steel shipments in the flat business, positive price-cost effect in the flat business and gains from the Action 2020 program, partially offset by lower steel shipments and negative price-cost effect in the long business.

Operating income for the Europe segment for the year ended December 31, 2016 increased to $1.3 billion as compared to $0.2 billion for the year ended December 31, 2015. Operating income for the year ended December 31, 2016 was positively affected by cost efficiency improvements and a gain of $96 million following an agreement in France to cap the annual indexation of the IRUS pension plan until 2026 and to pay a lump sum amount to cover the indexation obligation for subsequent years. These positive effects were partially offset by lower average steel selling prices and steel shipments as well as a $49 million impairment charge related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment increased 2.7% to 43.8 million tonnes for the year ended December 31, 2017 as compared to 42.6 million tonnes for the year ended December 31, 2016, reflecting better operational performance.

Crude steel production for the Europe segment decreased 2.8% to 42.6 million tonnes for the year ended December 31, 2016 as compared to 43.9 million tonnes for the year ended December 31, 2015, primarily due to production outages in the Fos plant (France), the disposal of ArcelorMittal Zaragoza during the third quarter of 2016 and the idling of the Sestao and the Zumarraga facilities in Spain.
Steel shipments were 40.9 million tonnes for the year ended December 31, 2017, a 1.7% increase from steel shipments for the year ended December 31, 2016. In the first half of 2017, steel shipments decreased 3.1% to 20.7 million tonnes, from 21.3 million tonnes in the first half of 2016, due to weaknesses in long market demand while steel shipments in the second half of 2017 increased 7.1% as compared to the second half of 2016. The decrease in shipments in the first half of 2017 includes the effect of the disposal of ArcelorMittal Zaragoza and the idling of Zumarraga.

Steel shipments were 40.2 million tonnes for the year ended December 31, 2016, a marginal decrease of 1.1% from steel shipments for the year ended December 31, 2015 primarily due to production outages in the Fos plant (France) and the disposal of ArcelorMittal Zaragoza during the third quarter of 2016 and the idling of Zumarraga.

Average steel selling prices increased 23.5% for the year ended December 31, 2017 as compared to the year ended December 31, 2016 in line with higher international prices.

Average steel selling prices decreased 6.7% for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Average selling prices decreased 12.6% during the first half of 2016, as compared to the first half of 2015 and increased 0.3% during the second half of 2016, as compared to the second half of 2015. Spot prices began improving in the second quarter of 2016 which positively impacted sales in the second half of 2016 due to lead times and lagged pricing.

ACIS
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2017	2016	2015
Sales	7,621	5,885	6,128
Depreciation	313	311	408
Impairments	206	156	294
Operating income / (loss)	508	211	(624)
Crude steel production (thousand tonnes)	14,678	14,792	14,219
Steel shipments (thousand tonnes)	13,094	13,271	12,485
Average steel selling price (USD/tonne)	515	395	432
Sales
Sales in the ACIS segment were $7.6 billion for the year ended December 31, 2017, representing an increase of 29.5% as compared to the year ended December 31, 2016, primarily due to a 30.5% increase in average steel selling prices, partially offset by a 1.3% decrease in steel shipments. Average steel selling prices increased 36.9% while steel shipments decreased 4% in the first half of 2017 as compared to the first half of 2016. In the second half of 2017, average steel selling prices increased 24.7% and steel shipments increased 1.7% as compared to the second half of 2016.

In the ACIS segment, sales were $5.9 billion for the year ended December 31, 2016, representing a decrease of 4.0% as compared to the year ended December 31, 2015. The decrease was primarily due to an 8.6% decrease in average selling price offset by a 6.3% increase in steel shipments. Sales in the first half of 2016 decreased 17.7% to $2.8 billion compared to the same period in 2015, while sales in the second half of the year were $3.1 billion, an increase of 12.9% from the same period in 2015. The decrease in the first half of 2016 is due to the decrease of the average selling price by 23.5% offset by an increase in steel shipments by 9%. The increase in the second half of 2016 is due to the increase of 10.0% in average selling prices and an increase of 3.7% in steel shipments.

Operating income or loss
Operating income for the ACIS segment for the year ended December 31, 2017 was $508 million as compared to $211 million for the year ended December 31, 2016, increasing primarily driven by a positive price-cost effect in the CIS business including gains from the Action 2020 program, partially offset by negative price-cost effect in ArcelorMittal South Africa and impairment charges of $206 million related to a downward revision of cash flow projections across all steel facilities in ArcelorMittal South Africa.

Operating income for the ACIS segment for the year ended December 31, 2016 was $211 million, compared to operating loss of $624 million for the year ended December 31, 2015. Operating income for the year ended December 31, 2016 was positively affected by better cost performance and offset by the $156 million impairments mainly related to the Vanderbijlpark plant in South Africa. Operating income for the year ended December 31, 2015 was negatively impacted by impairments and inventory related charges of $294 million and $239 million, respectively
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment decreased marginally by 0.8% to 14.7 million tonnes for the year ended December 31, 2017, from 14.8 million tonnes for the year ended December 31, 2016.

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
Steel shipments for the year ended December 31, 2017 decreased by 1.3% to 13.1 million tonnes as compared to 13.3 million tonnes for the year ended December 31, 2016.
Steel shipments reached 13.3 million tonnes for the year ended December 31, 2016, representing an increase of 6.3% compared to the year ended December 31, 2015. The increase was driven by the CIS entities due to better operational performance.
Average steel selling prices increased 30.5% for the year ended December 31, 2017 as compared to the year ended December 31, 2016 in line with international prices. Average steel selling prices increased 36.9% and 24.7% in the first and second half of 2017, respectively as compared to the same periods in 2016.
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

Mining
		Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	Note	2017	2016	2015
Sales		4,033	3,114	3,387
Depreciation		416	396	614
Impairments		—	—	3,370
Operating income / (loss)		991	366	(3,522)

Own iron ore production (million tonnes)		57.4	55.2	62.8
Iron ore shipped externally and internally at market price (million tonnes)	1,2	35.7	33.6	40.3
Iron ore shipment - cost plus basis (million tonnes)	1	22.2	22.3	22.1

Own coal production (million tonnes)		6.3	6.3	6.1
Coal shipped externally and internally at market price (million tonnes)	1,2	2.8	3.4	2.8
Coal shipment - cost plus basis (million tonnes)	1	3.5	3.4	3.2

1.
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

2.
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

	Note			Year ended December 31,
Iron ore production (million metric tonnes)	1	Type	Product	2017	2016	2015
Own mines
North America	2	Open pit	Concentrate, lump, fines and pellets	38.1	35.9	39.0
South America		Open pit	Lump and fines	3.2	3.1	3.5
Europe		Open pit	Concentrate and lump	1.6	1.8	2.1
Africa		Open pit / Underground	Fines	2.0	2.1	4.3
Asia, CIS & Other		Open pit / Underground	Concentrate, lump, fines and sinter feed	12.5	12.3	13.9
Total own iron ore production				57.4	55.2	62.8
Strategic long-term contracts - iron ore
North America	3	Open pit	Pellets	0.9	6.1	6.6
Africa	4	Open pit	Lump and fines	—	0.8	4.3
Total strategic long-term contracts - iron ore				0.9	6.9	10.9

Total				58.3	62.1	73.7

1.	Total of all finished production of fines, concentrate, pellets and lumps.

2.	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).

3.	Consists of a long-term supply contract with Cliffs Natural Resources which expired in the first quarter of 2017.

4.
The production for year ended 2015 includes purchases under strategic agreements with Sishen Iron Ore Company (Proprietary) Limited’s (“SIOC”) Kumba and Thabazimbi mines (South Africa). On November 6, 2015, ArcelorMittal announced that an agreement had been reached with SIOC to amend the pricing mechanism terms of the current iron ore supply agreement related to Kumba from a cost-based price to an Export Parity Price (“EPP”) with effect from October 1, 2015. The EPP is calculated on the basis of the Platts 62% Fe CFR China Fines Index (the “Index price”) and, at certain price levels, ArcelorMittal receives a discounted price. As a result of this amendment, the contract related to Kumba was no longer considered as a strategic contract in 2016.

	Note	Year ended December 31,
Coal production (million metric tonnes)		2017	2016	2015
Own mines
North America		2.06	1.80	1.57
Asia, CIS & Other		4.25	4.45	4.58
Total own coal production		6.31	6.25	6.15
Strategic long-term contracts - coal
North America	1	—	—	0.14
Total strategic long-term contracts - coal		—	—	0.14

Total		6.31	6.25	6.29

1.	Includes strategic agreement - prices on a fixed price basis.

Sales
Sales in the Mining segment were $4.0 billion for the year ended December 31, 2017, representing an increase of 29.5% as compared to the year ended December 31, 2016. Sales were 45.1% higher at $2.0 billion and 16.6% higher at $2.0 billion for the first and second half of 2017, respectively as compared to the same periods in 2016.

In the Mining segment, sales were $3.1 billion for the year ended December 31, 2016, representing a decrease of 8.1% as compared to the year ended December 31, 2015. Sales in the first half of 2016 were $1.4 billion, a decrease of 18% compared to the same period in 2015, while sales in the second half of 2016 were $1.7 billion, an increase of 2.4% from the same period in 2015.

Sales to external customers were $985 million for the year ended December 31, 2017, representing an increase of 26.1% as compared to the year ended December 31, 2016, primarily due to the increase in prices. Iron ore shipments were 57.9 million tonnes for the year ended December 31, 2017, representing an increase of 3.5% as compared to the year ended December 31, 2016, primarily due to the restart of Volcan in Mexico that delivered 1.7 million tonnes in 2017. Iron ore shipments to external parties were 11.8 million tonnes for the year ended December 31, 2017 as compared to 12.3 million tonnes for the year ended December 31, 2016. Coal shipments were 6.3 million tonnes for the year ended December 31, 2017 as compared with 6.8 million tonnes for the year ended December 31, 2016. Shipments in 2016 were higher from Princeton in the U.S. from liquidation of inventory.

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
The average reference iron ore price was $71.39 per tonne in 2017, $58.36 per tonne in 2016 and $55.54 per tonne in 2015 (delivered to China, normalized to Qingdao and 62% Fe US $ per tonne, Metal Bulletin) and the average reference price for hard coking coal increased to $187.28 per tonne in 2017, $142.44 per tonne in 2016 and $90.05 per tonne in 2015 (Premium HCC FOB Aus, Metal Bulletin). The increase in the average reference hard coking coal price, following the 2015 declines accelerated in the second half of 2016 and continued significant increases in 2017. However, there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time.
Operating income or loss
Operating income for the Mining segment was $991 million for the year ended December 31, 2017 as compared to $366 million for the year ended December 31, 2016, primarily driven by higher shipments and the increases in the iron ore and coal reference prices.

Operating income for the Mining segment for the year ended December 31, 2016 was $366 million, compared to an operating loss of $3.5 billion for the year ended December 31, 2015. Operating income for the year ended December 31, 2016 was positively affected by improved cost performance, a decrease in depreciation following the impairments recognized in 2015 and higher average iron ore and coal reference prices. Operating loss in 2015 was negatively impacted by the decrease in seaborne iron ore and coking coal market prices and included impairment charges of $3.4 billion.
Production
ArcelorMittal had own iron ore production of 57.4 million tonnes for the year ended December 31, 2017, an increase of 4.0% compared to the year ended December 31, 2016, primarily attributed to an increase in production in Mexico (following the restart of the Volcan mine in 2017) and Canada. Liberia production was 2 million tonnes for the year.

ArcelorMittal had own iron ore production of 55.2 million tonnes for the year ended December 31, 2016, a decrease of 12.1% compared to the year ended December 31, 2015. The decrease in iron ore production is primarily due to lower production in Liberia, Mexico, Ukraine and Canada. With the Company’s ongoing focus on its most competitive iron ore operations: Liberia production was being maintained at approximately 2 million tonnes per year and the Volcan mine in Mexico was suspended in October 2015 (2 million tonnes annual impact, restarted in 2017) and iron ore production in Ukraine decreased to reflect a revised mine plan following a delay in accessing new tailings disposal land (approximately 1 million tonnes impact).
ArcelorMittal had own coking coal production of 6.3 million tonnes for the year ended December 31, 2017, an increase of 0.9% compared to the year ended December 31, 2016.
ArcelorMittal had own coking coal production of 6.3 million tonnes for the year ended December 31, 2016, an increase of 1.8% compared to the year ended December 31, 2015. The increase in coking coal production was primarily due to higher production in Princeton.

Income or loss from investments in associates, joint ventures and other investments
ArcelorMittal recorded income of $448 million from investments in associates, joint ventures and other investments for the year ended December 31, 2017, as compared to $615 million for the year ended December 31, 2016 and includes a $133 million gain from disposal of ArcelorMittal USA's 21% stake in the Empire Iron Mining Partnership and improved performance of Calvert and Chinese investees, offset in part by a loss on dilution of the Company's stake in China Oriental and the recycling of cumulative foreign exchange translation losses to the consolidated statement of operations following the disposal of the Company's 50% stake in Kalagadi ($187 million).

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
Financing costs-net
Financing costs-net include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities).
Net financing costs were lower at $0.9 billion for the year ended December 31, 2017 as compared to $2.1 billion for the year ended December 31, 2016. Net interest expense (interest expense less interest income) was lower at $0.8 billion for the year ended December 31, 2017 as compared to $1.1 billion for the year ended December 31, 2016, driven by debt reduction including early bond repayments.

Foreign exchange gains were $546 million as compared to a loss of $3 million for the years ended December 31, 2017 and 2016, respectively. The foreign exchange gains were primarily due to the impact of the USD depreciation on euro denominated deferred tax assets, partially offset by foreign exchange losses on euro denominated debt. The USD depreciated 13.8% against the euro in 2017.

Other net financing costs (including expenses related to True Sale of Receivables, bank fees, interest on pensions and fair value adjustments of the call option of the mandatorily convertible bond and derivative instruments) was $0.6 billion for the year ended December 31, 2017 compared to $0.9 billion for the year ended December 31, 2016, and included $0.8 billion mark-to-market gains on derivatives (primarily the call option of the mandatory convertible bond following the market price increase in the underlying shares), mark-to-market losses relating to a derivative embedded in a pellet supply agreement in the U.S. (due to a payment based on the evolution of the price of steel in the United States domestic steel market) of $0.3 billion, $0.4 billion for premium expense on the early redemption of bonds and an expense of $92 million relating to the extension of the mandatory convertible bond.

Net financing costs were lower for the year ended December 31, 2016, at $2.1 billion, a 28.1% decrease compared to $2.9 billion for the year ended December 31, 2015. Net interest expense was $1.1 billion for the year ended December 31, 2016, a decrease of 12.8% compared to $1.3 billion the year ended December 31, 2015, primarily due to lower average cost resulting from debt repaid during the year.
Foreign exchange losses decreased to $3 million for the year ended December 31, 2016, as compared to $697 million the year ended December 31, 2015, primarily due to the stabilization of currencies in 2016 as compared to 2015.
Other net financing costs were stable at $0.9 billion for the year ended December 31, 2016 and the year ended December 31, 2015. Other net financing costs were negatively affected by premiums and fees of $0.4 billion relating to early redeemed bonds in 2016 and $0.1 billion non-cash expense in connection with the issuance of shares in the context of a B-BBEE transaction in South Africa, partially offset by the fair value adjustment for the mandatory convertible bonds for $0.2 billion.
Income tax expense (benefit)
ArcelorMittal recorded an income tax expense of $0.4 billion for the year ended December 31, 2017 as compared to $1.0 billion for the year ended December 31, 2016. The tax expense for the year ended December 31, 2016 included a derecognition of deferred tax assets for $0.7 billion in Luxembourg as further described below, while in 2017 a deferred tax asset of $0.3 billion was recorded in Luxembourg following increased expectation of future profits.

ArcelorMittal recorded an income tax expense of $1.0 billion for the year ended December 31, 2016 as compared to an income tax expense of $0.9 billion for the year ended December 31, 2015. The deferred tax expense in 2016 included $0.8 billion due to increased projections of future taxable income in Luxembourg, $0.7 billion impact from the derecognition of deferred tax assets in Luxembourg related to revised expectations of the deferred tax assets recoverability in U.S. dollar terms, and $0.6 billion decrease following the change in tax rate in Luxembourg. The income tax expense in 2015 included $0.4 billion derecognition of deferred tax assets stemming mainly from lower future taxable results forecasts in some jurisdictions. For additional information related to ArcelorMittal’s income taxes, see note 9 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as enacted in Luxembourg (26.01%), as well as in jurisdictions, mainly in Western Europe, Brazil and Mexico, which have a structurally higher corporate income tax rate.
The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2017, 2016 and 2015 are as set forth below:

	2017		2016		2015
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(98)	21.00%	224	35.00%	(863)	35.00%
Argentina	15	25.00%	22	35.00%	50	35.00%
France	112	25.82%	17	28.92%	(32)	34.43%
Brazil	69	34.00%	86	34.00%	(48)	34.00%
Belgium	105	25.00%	71	33.99%	64	33.99%
Germany	7	30.30%	(37)	30.30%	(43)	30.30%
Spain	(4)	25.00%	(47)	25.00%	(146)	25.00%
Luxembourg	1,139	26.01%	196	26.01%	(613)	29.22%
Mexico	(18)	30.00%	53	30.00%	(55)	30.00%
South Africa	(115)	28.00%	(96)	28.00%	(199)	28.00%
Canada	190	25.90%	98	26.10%	247	26.90%
Kazakhstan	77	20.00%	36	20.00%	(48)	20.00%
Czech Republic	(21)	19.00%	3	19.00%	9	19.00%
Poland	30	19.00%	33	19.00%	23	19.00%
Romania	(7)	16.00%	(11)	16.00%	(10)	16.00%
Ukraine	47	18.00%	20	18.00%	11	18.00%
Trinidad & Tobago	—	25.00%	66	25.00%	(83)	25.00%
Liberia	(18)	25.00%	6	25.00%	(388)	25.00%
United Kingdom	(1)	17.00%	15	17.00%	17	20.00%
Switzerland	(67)	7.83%	(13)	7.83%	1	7.83%
Others	(35)		(65)		(40)
Total	1,407		677		(2,146)
Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.
Non-controlling interests
Net income attributable to non-controlling interests was $7 million for the year ended December 31, 2017 as compared with a net loss attributable to non-controlling interests of $45 million for the year ended December 31, 2016. Net income attributable to non-controlling interests for 2017 was primarily related to income generated by ArcelorMittal Mines and Infrastructure Canada and Belgo Bekaert Arames in Brazil partly offset by losses generated by ArcelorMittal South Africa.

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
Net loss attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent was $4.6 billion and $1.8 billion for the years ended December 31, 2017 and 2016, respectively and a net loss of $7.9 billion for the year ended December 31, 2015, for the reasons discussed above.
B. Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.
Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, as well as dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, in particular those in France and in the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Kazakhstan, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of December 31, 2017, ArcelorMittal’s cash and cash equivalents, including restricted cash of $212 million, amounted to $2.8 billion as compared to $2.6 billion as of December 31, 2016. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of December 31, 2017 and 2016.
As of December 31, 2017, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $12.9 billion, compared to $13.7 billion as of December 31, 2016.
Net debt (defined as long-term debt ($10.1 billion) plus short-term debt ($2.8 billion), less cash and cash equivalents and restricted cash ($2.8 billion)) was $10.1 billion as of December 31, 2017, down from $11.1 billion at December 31, 2016, comprised of long-term debt ($11.8 billion) plus short-term debt ($1.9 billion), less cash and cash equivalents and restricted cash ($2.6 billion). Net debt decreased primarily due to cash provided by operating activities in excess of capital expenditure ($1.7 billion), offset in part by negative foreign exchange impacts on euro-denominated debt ($0.7 billion). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2017 was 25% as compared to 34% at December 31, 2016.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. Downgrades that occurred in 2015 resulted in increased interest expense. On February 24, 2017, Moody’s upgraded ArcelorMittal’s credit rating to Ba1 and placed ArcelorMittal on stable outlook. On May 24, 2017, Standard & Poor’s upgraded ArcelorMittal’s credit rating to BB+ and placed it on stable outlook. On July 28, 2017, Fitch affirmed its credit rating of ArcelorMittal at BB+ and revised its outlook from stable to positive. On November 20, 2017, Standard & Poor's affirmed its credit rating of ArcelorMittal at BB+ and revised its outlook from stable to positive. On December 7, 2017, Moody's affirmed its credit rating of ArcelorMittal at Ba1 and revised its outlook from stable to positive. On February 1, 2018, Standard & Poor's upgraded ArcelorMittal's credit rating to BBB- with a stable outlook. These upgrades resulted in reduced interest expense, although the impact was marginal given the significant interest savings from debt reduction that occurred in 2017.

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
The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facility) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1. As of December 31, 2017, the Company was in compliance with the ratio.
Non-compliance with the covenants in the Company’s borrowing agreements would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2017 and December 31, 2016.
As of December 31, 2017, ArcelorMittal had guaranteed $41 million of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2017.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of December 31, 2017	2018	2019	2020	2021	2022	>2022	Total
Bonds	0.9	0.9	1.9	1.4	1.5	2.8	9.4
Long-term revolving credit lines	—	—	—	—	—	—	—
- $2.3 billion tranche of $5.5 billion revolving credit facility	—	—	—	—	—	—	—
- $3.2 billion tranche of $5.5 billion revolving credit facility	—	—	—	—	—	—	—
Commercial paper	1.1						1.1
Other loans	0.8	0.3	0.2	0.4	0.2	0.5	2.4
Total gross debt	2.8	1.2	2.1	1.8	1.7	3.3	12.9
The following table summarizes the amount of credit available as of December 31, 2017, under ArcelorMittal’s $5.5 billion revolving credit facility:

Credit lines available	Facility amount	Drawn	Available
$2.3 billion tranche of $5.5 billion revolving credit facility	$2.3	—	$2.3
$3.2 billion tranche of $5.5 billion revolving credit facility	$3.2	—	$3.2
Total committed lines	$5.5	—	$5.5
The average debt maturity of the Company was 5.5 years as of December 31, 2017, as compared to 7 years as of December 31, 2016.
Further information regarding ArcelorMittal’s outstanding short-term and long-term indebtedness as of December 31, 2017, including the breakdown between fixed rate and variable rate debt, is set forth in note 6 to the consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 6 to the consolidated financial statements.

Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal’s short-term and long-term indebtedness is provided in note 6 to the consolidated financial statements.
Principal credit facilities
On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021, restoring the Facility to the original tenors of 3 years and 5 years. The Facility may be used for general corporate purposes. As of December 31, 2017, the $5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this facility in the framework of its cash management.
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
2017 capital markets transactions
On December 28, 2017, ArcelorMittal redeemed $643.5 million (the remaining outstanding balance) of its $1.5 billion 6.125% Notes due June 1, 2018, for a total aggregate purchase price including accrued interest and premium on early repayment of $658 million, which was financed with existing cash and liquidity.
On December 4, 2017, ArcelorMittal issued €500 million ($600 million) 0.95% Notes due January 17, 2023, under its wholesale Euro Medium Term Notes Programme.
On November 17, 2017, at maturity, ArcelorMittal repaid the €540 million ($647 million) principal amount that remained outstanding, following the cash tender offers in April 2016, of its €1 billion 4.625% unsecured bonds.
On October 16, 2017, pursuant to cash tender offers and financed with existing cash and liquidity, ArcelorMittal purchased:

•
$441 million of its U.S. dollar denominated 6.250% Notes due February 25, 2022 (the “USD 2022 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $510 million. Following this purchase, $659 million principal amount of the USD 2022 Notes remained outstanding.

•
$371 million of its U.S. dollar denominated 6.75% Notes due March 1, 2041 (the “USD 2041 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $445 million. Following this purchase, $629 million principal amount of the USD 2041 Notes remained outstanding.

•
$383 million of its U.S. dollar denominated 7.000% Notes due October 15, 2039 (the “2039 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $464 million. Following this purchase, $1,117 million principal amount of the USD 2039 Notes remained outstanding.

On April 3, 2017, ArcelorMittal redeemed all of its outstanding $1.5 billion 9.85% Notes due June 1, 2019, for a total aggregate purchase price including accrued interest and premium on early repayment of $1,040 million, which was financed with existing cash and liquidity.

Mandatory convertible bond
On December 14, 2017, the Company extended the conversion date for the $1 billion privately placed mandatory convertible bond (the “MCB”) issued on December 28, 2009, by one of its wholly-owned Luxembourg subsidiaries. The MCB is mandatorily convertible into preferred shares of such subsidiary. The mandatory conversion date of the bond has been extended to January 29, 2021. The other main features of the MCB remain unchanged. The bond was privately placed with Credit Agricole Corporate and Investment Bank and is not listed. In connection with the extension of the conversion date of the MCB, ArcelorMittal also extended the maturities of the equity-linked notes in which the proceeds of the MCB issuances are invested.

Commercial paper program
ArcelorMittal has a commercial paper program enabling borrowings of up to €1 billion. As of December 31, 2017, the outstanding amount was $1,125 million, compared to $392 million as of December 31, 2016.
Other loans and facilities
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a $175 million loan agreement with the European Bank for Reconstruction and Development in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional $175 million in loan facilities which are currently uncommitted. As of December 31, 2017, the facility remains fully available.

On October 9, 2017, ArcelorMittal completed the offering of a €300 million ($360 million) variable rate loan in the German Schuldschein market. The proceeds of the issuance were used to repay or prepay existing indebtedness.

On September 15, 2017, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD 936 million ($771 million) with repayment over several dates in 2017 and 2018. As of December 31, 2017, CAD 236 million ($188 million) was outstanding.

On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2017, 3.7 billion South African rand ($298 million) was drawn.

In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015, 2016 and 2017. As of December 31, 2017, the facilities, totaling approximately $0.8 billion, remain fully available.
True sale of receivables (“TSR”) programs
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”)). As of December 31, 2017, the total amount of trade accounts receivables sold amounted to $5,024 million. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
Earnings distribution
On February 13, 2015, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share. The dividend was approved by the shareholders at the annual general meeting of shareholders held on May 5, 2015, and the dividend was paid in full on June 15, 2015.
On November 6, 2015, ArcelorMittal’s Board of Directors proposed the suspension of the dividend for the financial year 2015. This proposal was approved by the shareholders at the annual general meeting held on May 4, 2016. The Company had indicated that a dividend will not be proposed until its leverage had further improved.
ArcelorMittal held 2.0 million shares in treasury as of December 31, 2017, as compared to 2.4 million shares (corresponding to 7.2 million shares prior to the reverse stock split) as of December 31, 2016. As of December 31, 2017, the number of shares held by the Company in treasury represented approximately 0.19% of the Company’s total issued share capital.
On January 31, 2018, the Company announced that the Board has agreed on a new dividend policy which will be proposed to shareholders at the annual general meeting of shareholders in May 2018. Given the current de-leveraging focus, dividends will begin at $0.10/share in 2018 (paid from 2017 results). Once the Company achieves net debt at or below its $6 billion target, then the Company is committed to returning a portion of the amount of annual net cash provided by operating activities less capital expenditures to shareholders.

Pension/OPEB liabilities
The defined benefit liabilities for employee benefits decreased $0.6 billion to $7.5 billion as of December 31, 2017, as compared to $8.1 billion as of December 31, 2016. The decrease is mainly due to the increase of the return on plan assets and other actuarial assumptions, partially offset by an increase in the defined benefit obligation due to lower discount rates during 2017. For additional information with respect to the Company’s pension plan and OPEB liabilities, including a breakdown by region and by type of plan, see note 7.2 to the consolidated financial statements.
Sources and uses of cash
Years ended December 31, 2017, 2016 and 2015
The following table presents a summary of cash flow of ArcelorMittal:

Summary of cash flow	For the year ended December 31,
(in $ millions)	2017	2016	2015
Net cash provided by operating activities	4,563	2,708	2,151
Net cash used in investing activities	(2,830)	(1,143)	(2,170)
Net cash (used in) provided by financing activities	(1,731)	(2,926)	395
Net cash provided by operating activities
For the year ended December 31, 2017, net cash provided by operating activities increased to $4.6 billion , as compared with $2.7 billion for the year ended December 31, 2016. The increase in net cash provided by operating activities is mainly due to an increase in operating income driven by the increase in average steel selling prices partially offset by increases in the raw material costs and an investment in operating working capital of $1.88 billion which represents changes in cash flows for trade accounts receivable ($0.62 billion), inventories ($2.35 billion) and trade accounts payable and other ($1.09 billion).

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
Net cash used in investing activities
Net cash used in investing activities was $2.8 billion for the year ended December 31, 2017 as compared to $1.1 billion for the year ended December 31, 2016. Capital expenditures increased to $2.8 billion for the year ended December 31, 2017 as compared to $2.4 billion for the year ended December 31, 2016. Net cash used in investing activities in 2016 was positively impacted by the proceeds described below. Cash from investing activities for the year ended December 31, 2017 included tangible asset disposals and proceeds from the disposal of U.S. long products Georgetown, the first installment of proceeds of $44 million from the disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership offset by $44 million cash consideration (net of cash acquired for $14 million and $5 million to be paid upon conclusion of certain business restructuring measures) for the acquisition of a 55.5% stake in Bekaert Sumaré and $110 million deposited in a restricted cash account in ArcelorMittal South Africa in connection with various environmental obligations and true sales of receivables programs.

Net cash used in investing activities was $1.1 billion for the year ended December 31, 2016 as compared to $2.2 billion for the year ended December 31, 2015. This decrease was mainly related to cash inflows from other investing activities which includes $1.0 billion proceeds from the sale of ArcelorMittal’s stake in Gestamp, $0.2 billion proceeds from the sale of ArcelorMittal’s stake in Hunan Valin, $0.1 billion proceeds from the sale of ArcelorMittal Zaragoza and $0.1 billion proceeds from the sale of Long Carbon facilities in the U.S., LaPlace and Vinton. These cash inflows were offset by capital expenditures of $2.4 billion for the year ended December 31, 2016, a decrease from $2.7 billion for the year ended December 31, 2015.

ArcelorMittal’s major capital expenditures in the year ended December 31, 2017 included the following projects: the AM/NS Calvert slab yard expansion, ArcelorMittal Dofasco's galvalume line, ArcelorMittal Poland's HSM extension and HDG capacity increase along with other ongoing projects. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects” for a summary of these and other projects.
In 2018, capital expenditure is expected to be approximately $3.8 billion largely reflecting the Mexico HSM project and anticipated Ilva capital expenditures. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”.
Net cash (used in) provided by financing activities
Net cash used by financing activities was $1.7 billion for the year ended December 31, 2017, as compared to $2.9 billion in 2016. In 2016, net cash used by financing activities included $6.0 billion net payments/proceeds for short and long-term debt, partially offset by the $3.1 billion proceeds from the Company’s equity offering, while for the year ended December 31, 2017, net payments/proceeds for short and long-term debt was $1.5 billion. For further details, see “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources” above.

Net cash used by financing activities was $2.9 billion for the year ended December 31, 2016, as compared to net cash provided by financing activities of $0.4 billion in 2015. The increase in cash used in financing activities was primarily due to $6.0 billion net payments/proceeds for short and long-term debt, partially offset by the $3.1 billion proceeds from the Company’s equity offering. For further details, see “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources” above.
Dividends paid to non-controlling shareholders in subsidiaries during the year ended December 31, 2017 was $141 million. Dividends paid during the year ended December 31, 2016 were $61 million.

Dividends paid during the year ended December 31, 2015 were $0.4 billion, including $331 million paid to ArcelorMittal shareholders and $85 million paid to non-controlling shareholders in subsidiaries.
Equity
Equity attributable to the equity holders of the parent increased to $38.8 billion at December 31, 2017, as compared to $30.1 billion at December 31, 2016, primarily due to net income attributable to the equity holders of the parent of $4.6 billion, $2.6 billion foreign exchange gains and $1.2 billion in actuarial gains. See note 10 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2017.

Equity attributable to the equity holders of the parent increased to $30.1 billion at December 31, 2016, as compared to $25.3 billion at December 31, 2015, primarily due to net income attributable to the equity holders of the parent of $1.8 billion and the equity offering for $3.1 billion. See note 10 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2016.
C.    Research and development, patents and licenses
Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2017, 2016 and 2015, amounted to $278 million, $239 million and $227 million, respectively.
See "Item 4.B—Information on the Company—Business overview—Competitive strengths—Research and Development" below for further details.
D.    Trend information
All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and financial review and prospects—Key factors affecting results of operations”.

Outlook
Market conditions are favorable. The demand environment remains positive (as evidenced by the continued high readings from the ArcelorMittal weighted PMI) and steel spreads remain healthy. Global apparent steel consumption (“ASC”) is estimated to have expanded by 3.2% in 2017. Based on the current economic outlook, ArcelorMittal expects global ASC to grow further in 2018 by between 1.5% and 2.5%. By region: ASC in U.S. is expected to grow 1.5% to 2.5% in 2018 (including pipes and tubes) (versus 1.3% in 2017) driven by demand in machinery and construction. In Europe, we expect underlying demand to continue to grow, supported by the strength of the machinery and construction end markets, and overall demand is expected to be 1.0% to 2.0% in 2018 (versus growth of 1.5% in 2017). In Brazil, ASC is expected to grow by 6.5% to 7.5% in 2018 (an acceleration of growth versus 4.6% in 2017), as the economy starts to turnaround with improved consumer confidence and pick up in long products as construction recovers. In the CIS, ASC is estimated to grow 2.0% to 3.0% in 2018 (a moderation of growth versus 5.4% in 2017). In China, ASC grew by 3.5% in 2017, higher than the Company's initial expectations. Overall demand is expected to remain close to this level in 2018 (between -0.5% and +0.5%), as the anticipated weakness in the real estate sector is expected to be offset in part by robust infrastructure and automotive end markets. Nevertheless, excluding China, ASC is expected to grow by approximately 3.0% to 4.0% in 2018 (versus +2.8% in 2017), which supports global ASC growth of 1.5% to 2.5% in 2018 (as compared to growth of approximately 3.2% in 2017).
The Company expects cash needs of the business (consisting of capital expenditures, cash paid for interest and other cash payments primarily for taxes, and excluding for these purposes operating working capital), to increase in 2018 to approximately $5.6 billion from $4.4 billion in 2017. The expected increase in capital expenditures to $3.8 billion in 2018 from $2.8 billion in 2017 largely reflects the Mexico HSM project and anticipated Ilva capital expenditures as well as additional strategic projects (including further investment to enhance downstream optimization in Europe). Net interest is expected to decline to $0.6 billion from $0.8 billion in 2017 reflecting the benefits of liability management exercises completed in 2017. Other cash needs are expected to increase to $1.2 billion from $0.8 billion in 2017, primarily due to higher expected cash payments for taxes due to timing impacts.
E.    Off-balance sheet arrangements
As of December 31, 2017, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.    Tabular disclosure of contractual obligations
ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2017, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.
ArcelorMittal had outstanding, as of December 31, 2017, various long-term obligations that will become due in 2018 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2017, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental commitments and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations—scheduled repayments—note 6.1.2 to the consolidated financial statements	12,928	2,785	3,311	3,499	3,333
Operating lease obligations—note 8.3 to the consolidated financial statements	1,311	315	412	252	332
Environmental commitments and asset retirement obligations—note 8.1 and note 8.2 to the consolidated financial statements[1]	1,242	96	305	187	654
Purchase obligations—note 8.3 to the consolidated financial statements	24,734	7,082	7,247	3,792	6,614
Funding contribution to the pension and post-employment plans[2]	443	443	—	—	—
Scheduled interest payments	4,364	517	903	565	2,379
Other long-term liabilities	306	—	200	21	85
Acquisition/investment commitments—note 8.3 to the consolidated financial statements	878	359	499	19	1
Total	46,206	11,597	12,877	8,335	13,398

1	ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

2	The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.
Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2017. Also included are liabilities related to environmental matters, which are further discussed in notes 8.1 and 8.2 to the consolidated financial statements. For further details on commitments, please refer to note 8.3 to the consolidated financial statements.
G.    Safe harbor
All information that is not historical in nature and disclosed under “Item 5—Operating and financial review and prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and senior management
Board of Directors
ArcelorMittal places a strong emphasis on corporate governance. ArcelorMittal has five independent directors on its nine member Board of Directors. The Board’s Audit & Risk Committee and Appointments, Remuneration and Corporate Governance Committee (“ARCG Committee”) are each comprised exclusively of independent directors.
The annual general meeting of shareholders on May 10, 2017 acknowledged the expiration of the terms of office of Mr. Lakshmi N. Mittal, Mr. Bruno Lafont and Mr. Michel Wurth.
At the same meeting, the shareholders re-elected Mr. Lakshmi N. Mittal, Mr. Bruno Lafont and Mr. Michel Wurth for a new term of three years each.
The Board of Directors is composed of nine directors, of which eight are non-executive directors and five are independent directors. The Board of Directors comprises only one executive director, Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of ArcelorMittal.
Mr. Bruno Lafont is the Lead Independent Director. In the most recent assessment of the Company’s leadership structure, the ARCG Committee reviewed the key duties and responsibilities of the Company’s Chairman and Chief Executive Officer and its Lead Independent Director as follows:

Chairman	Lead Independent Director
* Chairs the Board of Directors' and shareholders' meetings	* Provides independent leadership to the Board of Directors
* Works with the Lead Independent Director to set agenda for the Board of Directors and reviews the schedule of the meetings	* Presides at executive sessions of independent directors
* Serves as a public face of the Board of Directors and of the Company	* Advises the Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
* Serves as a resource for the Board of Directors	* Coordinates the activities of the other independent directors
* Guides discussions at the Board of Directors meetings and encourages directors to express their positions	* Oversees Board of Directors' governance processes, including succession planning and other governance-related matters
* Communicates significant business developments and time-sensitive matters to the Board of Directors	* Liaison between the Chairman and the other independent directors
* Is responsible for managing day-to-day business and affairs of the Company	* Calls meetings of the independent directors when necessary and appropriate
* Interacts with the CEO Office and Executive Officers of the Company and frequently meets stakeholders and provides feedback to the Board of Directors	* Leads the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors

The members of the Board of Directors are set out below:

Name	Age[4]	Date of joining the Board[5]	End of Term	Position within ArcelorMittal
Lakshmi N. Mittal	67	May 1997	May 2020	Chairman of the Board of Directors and Chief Executive Officer
Vanisha Mittal Bhatia	37	December 2004	May 2019	Director
Jeannot Krecké	67	January 2010	May 2019	Director
Suzanne P. Nimocks2 3	58	January 2011	May 2019	Director
Bruno Lafont1 2 3	61	May 2011	May 2020	Lead Independent Director
Tye Burt2 3	60	May 2012	May 2018	Director
Michel Wurth	63	May 2014	May 2020	Director
Karyn Ovelmen1 3	54	May 2015	May 2018	Director
Karel de Gucht1 3	63	May 2016	May 2019	Director

1	Member of the Audit & Risk Committee.

2	Member of the Appointments, Remuneration and Corporate Governance Committee.

3	Non-executive and independent director.

4	Age as of December 31, 2017.

5	Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.
Mr. Willbur L. Ross stepped down from the Board on March 1, 2017. Mr. Narayanan Vaghul stepped down from the Board on May 10, 2017 and Mr. Lewis B. Kaden stepped down from the Board on May 10, 2017.

Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.

Lakshmi N. Mittal, 67, is the Chairman and Chief Executive of ArcelorMittal, a renowned global businessman who serves on the boards of various advisory councils, and an active philanthropist engaged in the fields of education and child health. Mr. Mittal was born in Sadulpur in Rajasthan in 1950. He graduated from St Xavier’s College in Kolkata, where he received a Bachelor of Commerce degree. Having completed his education in India, Mr. Mittal began his career working in his family’s steelmaking business in India before moving to Indonesia in 1976 to set up a small steel company that over time grew to become ArcelorMittal, the world’s leading steel company and one of the foremost industrial companies in the world.  He is widely recognized for the role he played in restructuring the steel industry towards a more consolidated and globalized model, pursuing and successfully integrating many acquisitions in North America, South America, Europe, South Africa and the CIS. Today ArcelorMittal continues to be the largest and most global steel manufacturer. "Mittal Steel" became the world’s leading steel producer in 2004 following the merger of Ispat International and LNM Holdings, and the simultaneous acquisition of International Steel Group. Shortly after, in 2006, Mittal Steel launched an ambitious bid to merge with Arcelor which created ArcelorMittal. Mr. Mittal’s contribution to business and global industry has been widely recognized. In 1996 he was awarded “Steelmaker of the Year” by New Steel in the United States and in 1998 the “Willy Korf Steel Vision Award” by World Steel Dynamics for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s “European Businessman of the Year” in 2004 and “Business Person of the year” by the Sunday Times, “International Newsmaker of the Year” by Time Magazine and “Person of the Year” by the Financial Times in 2006 for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. In 2007 he also received the Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third “Forbes Lifetime Achievement Award.” In October 2010, he was awarded World Steel Association’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. In January 2013, Mr. Mittal was awarded a Doctor Honoris Causa by the AGH University of Science and Technology in Krakow, Poland. In addition to his role at ArcelorMittal, Mr. Mittal is an active participant of various boards and advisory councils. He is Chairman of the board of Aperam and a member of the board of Goldman Sachs. He previously sat on the board of Airbus N.V. He is a member of the Foreign Investment Council in Kazakhstan, the Global CEO Council of the Chinese People’s Association for Friendship with Foreign Countries, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee, the European Round Table of Industrialists, the Indian School of Business and a member of the board of Trustees of Cleveland Clinic. Mr. Mittal, with his wife Usha Mittal, is also an active philanthropist. He recently made a significant gift to Harvard to support the Lakshmi Mittal South Asia Institute and is a member of the Global Advisory Council of Harvard University. The Mittal family have also made important gifts to Great Ormond Street Hospital, supporting the Mittal Children’s Medical Centre which formally opened in January 2018, and UNICEF, specifically on the topic of child malnutrition in India. Mr. Mittal and his wife Usha Mittal have a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia. Mr. Mittal is a citizen of India.
Vanisha Mittal Bhatia, 37, is a non-independent Director of ArcelorMittal. She was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004, where she worked in the Procurement department leading various initiatives including "total cost of ownership program".  She joined Aperam in April 2011 and since has held the position of Chief Strategy Officer. She has a Bachelor of Sciences from the European Business School. She is also the daughter of Mr. Lakshmi N. Mittal. Ms. Mittal Bhatia is a citizen of India.

Jeannot Krecké, 67, is a non-executive and non-independent Director of ArcelorMittal. He started his university studies at the Université Libre de Bruxelles (ULB) in Belgium in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He enrolled in various courses, in particular in the United States. Following the legislative elections of June 13, 2004, Mr. Krecké was appointed Minister of the Economy and Foreign Trade of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Mr. Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Mr. Krecké represented the Luxembourg government at the Council of Ministers of the EU in the Internal Market and Industry sections of its Competitiveness configuration, as well as in the Economic and Financial Affairs Council, and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Mr. Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is currently the CEO of Key International Strategy Services. He is a member of the boards of JSFC Sistema, of East West United Bank, of China Construction Bank Europe, of Calzedonia Finanziara S.A., Jan De Nul S.A. and Novenergia Holding Company S.A. Mr. Krecké is a citizen of Luxembourg.

Suzanne P. Nimocks, 58, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee. She was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010, and was with the firm in various other capacities beginning in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a board member for Encana Corporation, Rowan Companies Plc, and Owens Corning, all listed companies. Encana is a major natural gas exploration and production company, Rowan Companies provides drilling services for the oil and gas industry and Owens Corning is a manufacturer of building products. In the non-profit sector, she is a member of the board of directors of the Houston Zoo and serves as a Trustee of the Texas Children’s Hospital. Ms. Nimocks is a citizen of the United States of America.
Bruno Lafont, 61, is Lead Independent Director of ArcelorMittal, a member of the Audit & Risk Committee and chairman of the Appointments, Remuneration and Corporate Governance Committee. He began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter, Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005, Chief Executive Officer in January 2006, and he was appointed Chairman and Chief Executive Officer in May 2007. In July 2015 Mr. Lafont was appointed Honorary Chairman of Lafarge. He was co-Chairman of the Board of Directors of LafargeHolcim between July 2015 and May 2017. He is presently a board member of EDF and a member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD). Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France. Mr. Lafont has informed the Company that, on December 8, 2017, he (along with five other former Lafarge officers) was placed under formal investigation (mis en examen) in his capacity as former CEO of Lafarge SA, in relation to alleged payments made by a subsidiary of Lafarge SA (Lafarge Cement Syria) to terrorist groups in Syria, and that alleged violations of EU economic sanctions and French labor law are also being investigated.
Tye Burt, 60, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee. He was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is the Chairman of Urthecast Corp., a Canadian TSX-listed company in the aerospace technology business. The company is focused on the business of streaming color images of the Earth from a suite of the company-owned satellites. He is also the Chair and Principal at Carbon Arc Capital Investments Corp. and the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. Mr. Burt is a member of the Duke of Edinburgh's Award Charter for Business Board of Governors and is Vice-Chair of the Governors of the Royal Ontario Museum Foundation. He is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.

Michel Wurth, 63,  is a non-independent director of ArcelorMittal. He joined Arbed in 1979 and held a variety of functions before joining the Arbed Group Management Board and becoming its chief financial officer in 1996. The merger of Aceralia, Arbed and Usinor, leading to the creation of Arcelor in 2002, led to Mr. Wurth’s appointment as senior executive vice president and CFO of Arcelor. He became a member of ArcelorMittal’s Group Management Board in 2006, responsible for Flat Carbon Europe, Global R&D, Distribution Solutions and Long Carbon Worldwide respectively. Michel Wurth retired from the GMB in April 2014 and was elected to ArcelorMittal’s board of directors in May 2014. He holds a Law degree from the University of Grenoble, France, and a degree in Political Science from the Institut d’Études Politiques de Grenoble as well as a Master’s of Economics from the London School of Economics, UK. Mr. Wurth is also doctor of laws honoris causa of the Sacred Heart University, Luxembourg. Mr. Wurth has served as Chairman of the Luxembourg Chamber of Commerce since 2004. He is also non-executive Chairman of Paul Wurth S.A. and of BIP Investment Partners S.A. and non-executive Director of BGL BNP Paribas S.A., of SMS Group and of Brasserie Nationale. Paul Wurth S.A. is controlled by SMS Group, a leading family owned equipment and engineering supplier for the steel and non-ferrous metal producing industry. BIP Investment Partners is a Luxembourg based company, mainly invested in private equity, BGL BNP Paribas is a Luxembourg bank, majority owned by BNP of France and Brasserie Nationale is a privately owned brewery based in Luxembourg. Mr. Wurth is a citizen of Luxembourg.
Karyn Ovelmen, 54, is a non-executive and independent director of ArcelorMittal as well as the chairman of the Audit & Risk Committee. Most recently she served as Executive Vice President and Chief Financial Officer of Flowserve, a leading provider of flow control products and services for the global infrastructure market, a position that she held from June 2015 to February 2017.  Previously, she also served as Chief Financial Officer and Executive Vice President of LyondellBasell Industries NV from 2011 to May 2015, as Executive Vice President and Chief Financial Officer of Petroplus Holdings AG from May 2006 to September 2010 and as Executive Vice President and Chief Financial Officer of Argus Services Corporation from 2005 to 2006. Prior to that, she was Vice President of External Reporting and Investor Relations for Premcor Refining Group Inc. She also spent 12 years with PricewaterhouseCoopers, primarily serving energy industry accounts. Mrs. Ovelmen is also a member of the Gates Industrial Corporation plc. Board of Directors as a non-executive director and as member of their Audit Committee since December 2017. Mrs. Ovelmen holds a Bachelor of Arts degree from the University of Connecticut, USA, and is a Certified Public Accountant ("CPA"). Mrs. Ovelmen is a citizen of the United States of America.
Mr. Karel de Gucht, 63, is a non-executive and independent director and was the European Commissioner for Trade in the 2nd Barroso Commission (2010-2014) and for Development and Humanitarian Aid in the 1st Barroso Commission (2009-2010). He was Minister of Foreign Affairs (2004-2009) and Vice Prime Minister (2008-2009) of Belgium. In addition, he was the Chairman in Office of the Organization for Security and Cooperation in Europe (OSCE) (2006) and Member of the Security Council of the United Nations (2007-2008). He is a Professor of Law at VUB (the Dutch-speaking Free University of Brussels), a member of the Advisory Board of CVC Capital Partners, a member of the board of directors of Proximus NV (Telecom) and the president of the Board of IES, the Brussels Institute of European Studies. Mr. de Gucht holds a Master of Law degree from the VUB. Mr. de Gucht is a Belgian citizen.
Senior management
On December 15, 2015, the Company announced that it would simplify its management structure in-line with the ongoing drive to promote a performance-driven culture, empowering the segments to deliver optimum business results. As a result the GMB, which was established to ensure a smooth integration following the creation of ArcelorMittal, was replaced, effective January 1, 2016, with a more flexible structure. As of December 31, 2016 and 2017, ArcelorMittal’s senior management is comprised of the CEO Office supported by six other Executive Officers. ArcelorMittal’s CEO Office is comprised of the Chief Executive Officer (“CEO”), Mr. Lakshmi N. Mittal and the Chief Financial Officer (“CFO”), Mr. Aditya Mittal. Together, the Executive Officers are responsible for the implementation of the Company strategy, overall management of the business and all operational decisions.

Name	Age[1]	Position
Lakshmi N. Mittal	67	Chairman and Chief Executive Officer of ArcelorMittal
Aditya Mittal	41	Chief Financial Officer of ArcelorMittal, Investor Relations, and Chief Executive Officer of ArcelorMittal Europe
Brian Aranha	62	Executive vice president, head of strategy, CTO, R&D, CCM, and global automotive
Henri Blaffart	62	Executive vice president, group head of HR and corporate services
Jefferson de Paula	59	Executive vice president, CEO ArcelorMittal South America Long
Robrecht Himpe	59	Executive vice president, president and CEO AM/NS Calvert, CEO ArcelorMittal North America
Geert Van Poelvoorde	52	Executive vice president, CEO ArcelorMittal Europe Flat
Simon C. Wandke	58	Executive vice president, CEO ArcelorMittal Mining

1	Age as of December 31, 2017.
Lakshmi N. Mittal (See “–Board of Directors”).
Aditya Mittal, 41, is the Group CFO and CEO Europe of ArcelorMittal. Prior to the merger that created the Company, he was President and Chief Financial Officer of Mittal Steel Company. In that role, he initiated and led the Company’s offer for Arcelor, creating the world’s first 100 million tonnes plus steel company. Mr. Mittal joined Mittal Steel in January 1997, holding various finance and management roles. In 1999, he was appointed Head of Mergers and Acquisitions. In this position, he led the Company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Subsequently he was also involved in post-integration, turnaround and improvement strategies regarding the acquired companies. In 2008, Mr. Mittal was named ‘European Business Leader of the Future’ by CNBC Europe and was ranked fourth in Fortune magazine’s ‘40 under 40’ list in 2011. Mr. Mittal is an active philanthropist with particular interests in child health. Together with his wife Megha, he is a significant supporter of the Great Ormond Street Children’s Hospital in London, having funded the Mittal Children’s Medical Centre, which provides 240 beds, 6 operating theatres and more than 26,800 sq metres of state of the art clinical space. In India, the couple work closely with UNICEF, funding the first ever country-wide, statistically relevant survey into child nutrition, surveying in person more than 120,000 children and adolescents aged 0-19 years. The survey results will be used by the Government of India to inform relevant policy. Mr. Mittal serves on the board of Aperam, is Chairman of India’s second largest refinery, Hindustan Mittal Energy Limited (HMEL), is a board member at the Wharton School and a board member at Iconiq Capital. He is also a trustee at Brookings Institute and an alumni of the World Economic Forum Young Global Leader’s Programme. Mr. Mittal holds a Bachelor’s degree in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal. Mr. Aditya Mittal is a citizen of India.
Brian Aranha, 62, is executive vice president of ArcelorMittal. He joined Dofasco in 1979 as a member of the company's Research and Development Department. In 1989, he was assigned to the American Iron & Steel Institute (AISI) in Washington, D.C. and in 1991 he was part of a Canadian consortium conducting a study for the World Bank on restructuring the Polish steel industry. In 1992, Brian returned to Dofasco where he held various positions in Supply Chain, Quality, Technology and Commercial sections until 2003 when he was named Vice President - Commercial. Mr. Aranha took up additional responsibilities as Vice President, NAFTA automotive, after integration into ArcelorMittal in 2007. He moved to Europe as CMO and head of Global Automotive in 2009 followed by other assignments in NAFTA region in 2012. Currently based in Luxembourg, Mr. Aranha has responsibility for Global Automotive, R&D, Strategy, Commercial Coordination and Automotive Joint Ventures in India and China. Mr. Aranha holds a Bachelor of Applied Science degree from the University of Toronto, Canada. In addition, he has completed the Executive Development Program at Queen's University, School of Business, Canada. Mr. Aranha is a citizen of Canada.

Henri Blaffart, 62, is a member of the group management committee. He was appointed head of corporate services (including currently communication, corporate responsibility, legal, capital goods, shipping and, IT) in January 2014, in addition to his role as head of human resources (HR) for the Group, which he took on in April 2013. Before taking up his position at corporate level, Mr. Blaffart was head of HR for the Company’s Flat Carbon Europe segment and a member of the segment management committee, a position he took up in April 2010. Previously he was CEO of ArcelorMittal Lorraine in France, having first been head of primary for the same operation. Mr. Blaffart joined the Cokerill Sambre group in 1982 in its construction business unit. He has held different positions in the Cokerill Sambre group, including CEO of operational units. After the merger between Usinor and Cokerill Sambre Group, he held a number of other positions in the company including R&D director for construction and CEO of the former Arcelor's research division. He  is a civil engineer from the University of Liège and holds a masters degree in general management from the Ecole D'entreprise pour le Perfectionnement au Management in Belgium. Mr. Blaffart is a citizen of Belgium.
Jefferson de Paula, 59, is a member of the group management committee who joined the group in 1991 as Meltshop Manager of Cariacica’s plant (Brazil) and became the plant’s General Manager in 1998. In 2001, he moved to Acindar in Argentina as COO and was appointed its Industrial and Commercial Vice President in 2006. In 2008, he joined Long Carbon Europe as COO of the Sections, Rails and Piles business division, later becoming CEO of Long Carbon Europe - South Division. In 2011, he was named CEO of Long Carbon Americas, which in 2014 became Long Carbon Central & South America. Mr. de Paula holds a Bachelor’s Degree in metallurgical engineering from Universidade Federal Fluminense (Brazil), a Master’s Degree in finance and marketing from Universidad Austral (Argentina) and has attended to senior executive courses from Insead (France) and from Kellogg - Northwestern University (USA). In addition to his position in the Group, Mr. de Paula is the current President of the Latin America’s Steel Association (Alacero), he sits in the board of directors of Brazil’s Steel Association (Aço Brasil) and in the Strategic Board of the Industry Association of the State of Minas Gerais (FIEMG). Mr. de Paula is a citizen of Brazil.
Robrecht Himpe, 59, is a member of the group management committee. He started his career at the Sidmar Gent hot strip mill in 1981 and became responsible for its cold rolling department in 1995. In 2001, he was appointed operational director of Bremen, before becoming operational director of Asturias in 2003. In 2006, he became vice president FCWE upstream and then chief operating officer in 2007. In 2008, he pursued his career as Chief Executive Officer of Flat Carbon Europe, before being appointed as health and safety and chief technology officer, positions he held until December 2015. In July 2016, he was appointed Chief Executive Officer of ArcelorMittal North America, a role he has been holding in addition to his responsibilities as President and Chief Executive Officer of AM/NS Calvert. Mr. Himpe is an electro-technical engineer and a graduate of the University of Ghent. Mr. Himpe is a citizen of Belgium.
Geert Van Poelvoorde, 52, is a member of the group management committee. He started his career in 1989 as a project engineer at the Sidmar Gent hot strip mill, where he held several senior positions in the automation and process computer department. He moved to Stahlwerke Bremen in 1995 as senior project manager. Between 1998 and 2002, he headed a number of departments, and in 2003 he was appointed director of Stahlwerke Bremen, responsible for operations and engineering. In 2005, Mr. Van Poelvoorde returned to ArcelorMittal Gent to take up the position of Chief Operating Officer. In 2008, he became Chief Executive Officer of ArcelorMittal Gent with direct responsibility for primary operations. He was appointed Chief Executive Officer of the Business Division North within Flat Carbon Europe in 2009 and in January 2014, he was appointed Chief Executive Officer of Flat Carbon Europe and Purchasing. Since November 2015 he is also president of Eurofer, the European steel federation. He graduated from the University of Ghent with a degree in civil engineering and electronics. Mr. Van Poelvoorde is a citizen of Belgium.
Simon C. Wandke, 58, is a member of the group management committee and he joined ArcelorMittal in January 2011 as chief commercial officer of ArcelorMittal Mining. He has over 30 years’ experience in the mining and minerals industry, starting his career in 1981 at BHP, where he held positions in mines in Australia and Indonesia and held other commercial offices globally until 2002. He then joined Destra Consulting Group as Partner before becoming Chief Marketing Officer for Ferrexpo plc in 2006 based in Hong Kong, Switzerland & United Kingdom. Simon is a graduate of the Australian Institute of Company Directors with a diploma in Company Directorship. He also holds a post graduate diploma in Corporate Finance from Swinburne University as well as a B.A., Psych, Marketing (Comm) from the University of Melbourne. Mr. Wandke holds dual citizenship in Australia and the United Kingdom.

B.    Compensation

Content
Annual statement by the ARCG Committee Chairman
Board of Directors
Remuneration at a glance - senior management	Overview of our remuneration policy and rationale of each performance metrics
Remuneration at a glance - 2017 pay outcomes	Comparison of pay outcomes 2017 vs. 2016 Explanation of results for 2016 short-term incentives paid in 2017
Remuneration
Remuneration strategy	Explanation of what informs the ARCG's decision on pay
Remuneration policy	Explanation of policies applied to senior management
Remuneration mix	Overview of the remuneration mix for senior management
2017 Total remuneration	Overview of 2017 outcomes
Short-term incentives	Description of short-term incentives ("STI") plan
Long-term incentives plan	Description of long-term incentives plan ("LTIP" or "LTI"s)
Global stock option plan	Description of global stock option plan
Other benefits	Description of other benefits
SOX 304 and Clawback	Explanation of SOX section 304 rules regarding clawbacks of CEO/CFO remuneration

Abbreviations
EBITDA	Operating income plus depreciation, impairment expenses and exceptional items
FCF	Free cash flow
STI	Short-term incentives
LTI/LTIP	Long-term incentives (plans)
EPS	Earnings per share
PSU	Performance share units
RSU	Restricted share units
ROCE	Return on capital employed
TSR	Total shareholder return
Note: Following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017, the shares presented throughout this section have been recast in accordance with IFRS.

Annual statement by the ARCG Committee Chairman

Dear Shareholders,

Description of the year:
Business and results
The combination of improving market fundamentals and delivery against the Company's strategic objectives contributed to a successful year for the Group. The Company is now on the way towards achieving its objectives set by Action 2020, a comprehensive plan to enhance performance, and has succeeded in transforming the Company’s balance sheet. While the Company will retain a deleveraging focus, ít is also investing selectively in opportunities that will strengthen the foundations of sustainable value creation. The market environment remains supportive but the industry must continue to address the twin challenges of overcapacity and unfair trade. The 2017 net income of $4.6 billion, was substantially higher as compared to $1.8 billion for 2016.

Board and Committee composition
2017 was a year of substantial changes. The Appointments, Remuneration and Corporate Governance Committee (the “ARCG Committee”) had recommended that the size of the Board of Directors to be reduced to nine members in view of the overall streamlining and drive for efficiency as well as reduced overhead in the Company’s business and as a way of leading by example.
Mr. Wilbur Ross was appointed US Commerce Secretary and resigned from the Board as of March 1, 2017. Mr. Lewis Kaden retired as Lead Independent Director and chairman of the ARCG Committee at the Annual General Meeting of May 2017 after a tenure on the Board of twelve years. Mr. Narayanan Vaghul retired from the Board and chairman of the Audit & Risk Committee after a tenure on the Board of twenty years on the same date.
At the Annual General Meeting held in May 2017, Mr. Bruno Lafont was appointed Lead Independent Director and ARCG Committee chairman with Mrs. Suzanne Nimocks and Mr. Tye Burt as ARCG Committee members. Mrs. Karyn Ovelmen replaced Mr. Narayanan Vaghul as chairman of the Audit & Risk Committee.
As of May 2017, the Board now consists of nine members, with five members being independent and one executive director. There are three female Board members (33% of the total). The average age is slightly below 59 years.
The ARCG Committee considers this size to be appropriate considering the need for a balanced skill set and Board diversity.
Executive remuneration
In preparation for the General Meeting held in May 2017, the ARCG Committee found that the Company’s remuneration policy in general including the base remuneration and short-term incentives for the most senior executives was well supported.
The ARCG Committee received comments from shareholders relating to the vesting criteria for the Long-Term Incentive Plan and provided clarification as required. Comments received related to the thresholds for vesting, including vesting at median of the peer group, and the fact that grants were made to executives who are also major shareholders. In the ARCG Committee’s view, the vesting criteria were appropriate at the time they were set, as the Company was operating in very challenging conditions. The ARCG Committee needs to strike a balance between setting criteria that are challenging but at the same time achievable, as grants with targets that are not achievable are devoid of motivational value. Within this context, the ARCG Committee has taken the comments received into account. The ARCG Committee has also considered grants to executives linked to major shareholders and believes there is no reason to differentiate between executives that are linked to major shareholders and other executives, as the same performance expectations are set for both these categories. The Committee believes that the Long-Term Incentive Plan achieves its objectives of being a competitive and properly incentivizes management in line with shareholder priorities. The ARCG Committee considers that the size of the Long-Term Incentive Plan grant 2017 was appropriate, with an envelope approved by the General Meeting of Shareholders amounting to less than 0.3% of the issued share capital and actual grant amounting to 0.11% of the issued share capital, as the favorable development of the share price led to fewer shares being required to achieve the target incentive value.
Going forward the ARCG Committee intends to interact more proactively with proxy advisors and shareholders on remuneration and corporate governance related matters and welcomes their questions and comments. Corporate (Social) Responsibility in all forms is also very much on the agenda of the ARCG Committee and of the Company's stakeholders. The ARCG Committee intends to progress a positive dialogue in 2018.

Activities
During the year on the basis of its workplan, the ARCG Committee implemented the Annual Self-Assessment of the Board of Directors, reviewed and approved bonus proposals for senior management and approved the remuneration report over 2016. The ARCG Committee also reviewed remuneration and governance related proposals for the General Meeting of Shareholders. The ARCG Committee reviewed succession plans for the Board, the CEO office and senior executives. The ARCG Committee also reviewed the salaries for the CEO, CFO and the Executive Vice Presidents as well as the principles applied to the salary development of the other executives. It considered proposals to amend the grant and vesting criteria for future grants under the Long-Term Incentive Plan and confirmed the vesting of existing plans in accordance with the criteria set in advance. The ARCG Committee also considered the need for additional retention plans
During the year the Board process was streamlined and a paperless workflow was introduced. The ARCG Committee was informed about progress on the Company’s ‘Speak Out’ employee satisfaction survey and will continue to follow up resulting actions. In terms of policies, the Directors minimum shareholding policy was simplified and a new policy setting a maximum dilution percentage resulting from incentive plans is under consideration.
Going forward
The Company had a positive year in 2017 in almost all aspects. Going forward the ARCG Committee expects to carry out its responsibilities in accordance with its workplan. The ARCG Committee looks forward to discussing its activities at the upcoming Annual General Meeting in May 2018.

Sincerely yours,
Bruno Lafont

Board of Directors
Directors’ fees
The ARCG Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.
At the May 10, 2017 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive directors for the 2016 financial year, based on the following annual fees:

•	Basic director’s remuneration: €144,000 ($151,790);

•	Lead Independent Director’s remuneration: €204,000 ($215,036);

•	Additional remuneration for the Chair of the Audit & Risk Committee: €28,000 ($29,515);

•	Additional remuneration for the other Audit & Risk Committee members: €17,000 ($17,920);

•	Additional remuneration for the Chairs of the other committees: €16,000 ($16,866); and

•	Additional remuneration for the members of the other committees: €11,000 ($11,595).

The total annual remuneration of the members of the Board of Directors paid in 2017 and 2016 was as follows:

	Year ended December 31,
(Amounts in $ thousands except Long-term incentives information)	2017	2016
Base salary[1]	$1,505	$1,550
Director fees	$1,744	$1,901
Short-term performance-related bonus[1]	$2,333	-
Long-term incentives [1,2]	49,431	168,214

1	Chairman and CEO only. Slight differences between the years are possible, due to foreign currency effects.

2	See “Item 6.B—Directors, senior management and employees—Compensation—Remuneration—Long-term incentive plan.”

The annual remuneration paid for 2017 and 2016 to the current and former members of the Board of Directors for services in all capacities was as follows:

			2017	2016	2017	2016
(Amounts in $ thousands except share information)	2017[1]	2016[1]	Short-term Incentives	Short-term Incentives	Long-term Number of PSUs	Long-term Number of PSUs
Lakshmi N. Mittal	1,505	1,550	2,333	—	49,431	168,214
Vanisha Mittal Bhatia	174	153	—	—	—	—
Narayanan Vaghul	69	182	—	—	—	—
Suzanne P. Nimocks	187	164	—	—	—	—
Wilbur L. Ross, Jr.	32	171	—	—	—	—
Lewis B. Kaden	95	250	—	—	—	—
Bruno Lafont	255	171	—	—	—	—
Tye Burt	187	164	—	—	—	—
Antoine Spillmann[2]	—	55	—	—	—	—
Karen Ovelmen	203	171	—	—	—	—
Jeannot Krecké	174	153	—	—	—	—
Michel Wurth	174	153	—	—	—	—
Karel de Gucht[2]	194	114	—	—	—	—
Total	3,249	3,451	2,333	—	49,431	168,214

1
Remuneration for non-executive Directors with respect to 2017 (subject to shareholder approval at the annual general meeting to be held on May 9, 2018) will be paid in 2018 and is included in the 2017 column. Remuneration for non-executive Directors with respect to 2016 (paid after shareholder approval at the annual general meeting held on May 10, 2017) is included in the 2016 column. Slight differences between the years are possible, due to foreign currency effects.

2	Mr. de Gucht was elected to ArcelorMittal’s Board of Directors on May 4, 2016 and Mr. Spillmann stepped down from the Board in May 2016.

As of December 31, 2017, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors.

None of the members of the Board of Directors, including the Chairman and CEO, benefit from an ArcelorMittal pension plan.

The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company.

The following tables provide a summary of the options and the exercise price of options and PSUs granted to the Chairman and CEO, who is the sole executive director on the Board of Directors, as of December 31, 2017.

	Options granted in 2010	Options granted in 2009	Options granted in 2008	Options Total	Weighted Average Exercise Price of Options
Lakshmi N. Mittal[1]	18,833	20,000	20,000	58,833	$146.54
Exercise price	91.98	109.14	235.32	—	$146.54
Term (in years)	10	10	10	—	—
Expiration date	Aug. 3, 2020	Aug. 4, 2019	Aug. 5, 2018	—	—

1	The options granted in the table above were revised following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017.

	PSUs granted in 2017	PSUs granted in 2016	PSUs granted in 2015
Lakshmi N. Mittal[2]	49,431	168,214	59,773
Term (in years)	3	3+2	3
Vesting date[1]	January 1, 2021	January 1, 2020 and January 1, 2022	June 30, 2018

1	See “Item 6.B—Directors, senior management and employees—Compensation—Remuneration—Long-term incentive plan, for vesting conditions".

2	The options granted in the table above were revised following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017.

The PSUs granted in 2014 gave the right to receive ArcelorMittal shares at the end of the vesting period as the performance conditions set at the date of the grant have been partially met. See “2017 LTI vesting (2014 grants)” below for more information.

Remuneration at a glance - senior management

The following table provides a brief overview of the Company’s remuneration policy for senior management. Additional information is provided below.

ArcelorMittal's Remuneration Policy
Remuneration	Period	Strategy		Characteristic
Salary	2017	Recruitment and retention	●	Reviewed annually by the ARCG Committee considering market data
			●	Increases based on Company performance and individual performance
STI	2017	Delivery of strategic priorities and financial success	●	Maximum STI award of 225% of base salary for the CEO, 180% for CFO and 135% for Executive Officers
			●	100% STI paid in cash
			●	Our first priority Health and Safety is part of the STI
			●	Overperformance towards competition
LTIP	2018-2020	Encourages long term shareholder return	●	Performance share units granted with a face value of 100% of base salary for the CEO and CFO and 60% for Executive Officers
			●	Shares vest after a three-year performance period
			●	Performance related vesting

Key Performance Metrics from 2017
Metrics	Scheme		Rationale
EBITDA	STI	●	Demonstrates growth and operational performance of the underlying businesses
FCF	STI
ROCE	STI	●	Critical factor for long-term success and sustainability of the Company
Gap to competition	STI / LTIP	●	Outperform peers
Health & Safety	STI	●	Employee health and safety is a core value for the Company
Business Specific measures	STI	●	For corporate functions, links reward to strategic priorities of their functions
EPS	LTIP	●	Links reward to delivery of underlying equity returns to shareholders
TSR	LTIP	●	Creates a direct link between executive pay and shareholder value
		●	Measure is split equally between comparison against S&P 500 index and a peer group of companies

Remuneration at a glance - 2017 Pay outcomes

The following graphics compare the compensation paid to the CEO, CFO and other Executive Officers in 2017 and 2016 in thousands of U.S. dollars. Information with respect to total remuneration paid is provided under “2017 Total remuneration” below.

2016 short-term incentives paid in 2017

	Executive	Realization as % of business target
CEO office	Lakshmi Mittal Aditya Mittal	135%
Corporate	Brian Aranha	132%
Corporate	Henri Blaffart	135%
Flat Carbon Europe	Geert van Poelvoorde	133%
Long Carbon South America	Jefferson de Paula	43%
Mining	Simon Wandke	85%
50% NAFTA 50% Calvert	Robrecht Himpe	94%
Note: Individual performance not included in the percent of realization.

2017 LTI vesting (2014 grants)

The following tables provide information about the vesting in 2017 of long-term incentives granted to senior management in prior years. See also note 7.3 to the consolidated financial statements.

CEO office

TSR Vesting - 50% of overall opportunity		EPS Vesting - 50% of overall opportunity
●	The Company’s TSR performance was -36.7% for the three-year performance period	●	The Company’s EPS performance was 193% for the three-year performance period
●	This was below the threshold compared to the S&P 500 and the peer group performance	●	This was an over-performance
●	As a result, 0% of the TSR component of the 2014 LTIP has vested	●	As a result, 150% of the EPS component of the 2014 LTIP has vested (as set forth in the table below)

	Number of PSUs granted in 2014 outstanding in 2017	Number of shares vested
CEO	42,919	32,189
CFO and other ex-GMB members[1]	66,422	38,903
1. For ex-GMB members the vesting was pro-rata temporis.

Executive Officers

In 2017, the following long-term incentives vested:

Vehicle	Date of vesting	Date of Grant	Number of PSUs/RSUs granted to the Executive Officers and outstanding	Number of Shares acquired by the Executive Officers
PSUs	January 1, 2017 Performance approved by ARCG Committee on March 14, 2017	September 27, 2013	8,450	11,758
RSUs	December 17, 2017	December 17, 2014	14,668	14,668

Remuneration
Remuneration strategy
The ARCG Committee assists the Board of Directors to maintain a formal and transparent procedure for setting policy on senior management's remuneration and to determine an appropriate remuneration package for senior management. The ARCG Committee should ensure that remuneration arrangements support the strategic aims of the business and enable the recruitment, motivation and retention of senior executives while complying with all rules and regulations.
Board oversight
To this end, the Board of Directors has established the ARCG Committee to assist it in making decisions affecting employee remuneration. All members of the ARCG Committee are required to be independent under the Company’s corporate governance guidelines, the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.
The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The members have relevant expertise or experience relating to the purposes of the ARCG Committee. The ARCG Committee makes decisions by a simple majority with no member having a casting vote and is chaired by Mr. Bruno Lafont, Lead Independent Director.
Appointments, remuneration and corporate governance committee
The primary function of the ARCG Committee is to assist the Board of Directors with respect to the following:

•
review and approve corporate goals and objectives regarding remuneration relevant to the CEO Office and Executive Officers and other members of executive management as deemed appropriate by the committee, and assess performance against goals and objectives;

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

The ARCG Committee met eight times in 2017. Its members comprise Mr. Bruno Lafont (Chairman), Mrs. Suzanne Nimocks and Mr. Tye Burt.
Regular invitees include Mr. Lakshmi N. Mittal (CEO and Chairman) and Mr. Henri Blaffart (Head of Group Human Resources and Corporate Services). Mr. Henk Scheffer (Company Secretary) acts as secretary.
Individual remuneration is discussed by the ARCG Committee without the person concerned being present. The ARCG Committee Chairman presents its decisions and findings to the Board of Directors after each ARCG Committee meeting.

Remuneration policy
The ARCG Committee set policies applied to Senior Management on base salary, short-term incentives and long-term incentives.
Scope
ArcelorMittal’s remuneration philosophy and framework apply to the following groups of senior management:

•	the CEO and the CFO; and

•	the other Executive Officers.
The remuneration philosophy and governing principles also apply, with certain limitations, to a wider group of employees including Executive Vice Presidents, Vice Presidents, General Managers and Managers.
Remuneration philosophy
ArcelorMittal’s remuneration philosophy for its senior management is based on the following principles:

•	provide total remuneration competitive with executive remuneration levels of peers of similar size, scope and industry;

•	encourage and reward performance that will lead to long-term enhancement of shareholder value; and

•	promote internal pay equity by providing base pay and total remuneration levels that reflect the role, job size and responsibility as well as the performance and effectiveness of the individual.
Remuneration framework
The ARCG Committee develops proposals for senior management remuneration annually for the Board of Directors' consideration. Such proposals include the following components:

•	fixed annual salary;

•	short-term incentives (i.e., performance-based bonus); and

•	long-term incentives (i.e., stock options (prior to May 2011), RSUs and PSUs (after May 2011), PSUs only as from 2016).
The Company does not have any deferred compensation plans for senior management, including the Chairman and CEO.

The following table provides an overview of the remuneration policy applied by the ARCG:

Remuneration component and link to strategy	Operational and performance framework	Opportunity
Fixed annual salary Competitive base salary to attract and retain high-quality and experienced senior executives
* Base salary levels are reviewed annually with effect from April 1 (except promotion) compared to the market to ensure that ArcelorMittal remains competitive with market median base pay levels
* Reviews are based on market information obtained but not led by benchmarking to comparable roles, changes in responsibility and general economic conditions
The ARCG does not set a maximum salary, instead when determining any salary increases it takes into account a number of reference points including salary increases across the wider company
Benefits Competitive level to ensure coverage of the executives
* May include costs of health insurance, death and disability insurances, company car, tax return preparation, etc.
* Relocation benefits may be provided where a change of location is made at Company’s request
The cost to the Company of providing benefits can change from year to year. The level of benefit provided is intended to remain competitive
Pension Competitive level of post-employment benefit to attract and retain executives	* Local benchmark of pension contributions for comparable roles
Short term incentives (STI) Motivate the senior executives to achieve stretch performance on strategic priorities
* Scorecard is set at the commencement of each financial year
* Measures and relative weights are chosen by the ARCG Committee to drive overall performance for the coming year
* STI calculations for each employee reflect the performance of the ArcelorMittal group and /or the performance of the relevant business units, the achievement of specific objectives of the department and the individual employee’s overall performance
* No STI is paid for a performance below threshold 80%; 100% STI payout for performance achieved at 100%; 150% STI payout for performance achieved at 120% or above
Range for CEO : 0 to 225% with a target at 100% of base salary Range for CFO: 0 to 180% with a target at 80% of base salary Range for Executive Officers: 0 to 135% with a target at 60% of base salary
LTIP Sustain shareholder wealth creation in excess of performance of a peer group and incentivize executives to achieve strategy
CEO Office LTIP

* The vesting is subject to a relative TSR (Total Shareholder Return) compared to the S&P 500 and a peer group and to a relative EPS of a peer group over a three year- period
*The peer group is determined by the ARCG Committee
* No vesting will occur below the median for all grants as from 2016
* Performance is determined by the ARCG Committee

Executive Officers LTIP

- The vesting is subject to a relative TSR compared to a peer group and eventually an additional strategic priority in some business units (such as Gap to competition or TCOE) in 2017
- The peer group is determined by the ARCG Committee
- No vesting will occur below the median for all grants for the TSR portion
- Performance is determined by the ARCG Committee
Maximum value at grant: 100% of base salary for the CEO and CFO 60% of base salary for Executive Officers

Remuneration mix
The total remuneration target of the CEO and the CFO is structured to attract and retain executives; the amount of the remuneration received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.
The following remuneration charts, which illustrate the various elements of the CEO, the CFO and the other Executive Officers compensation, are applicable for 2017. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.
Note: no pension contribution

Note: Other benefits, as shown above, do not include international mobility incentives that may be provided.

2017 Total remuneration

The total remuneration paid in 2017 to members of ArcelorMittal’s senior management listed in “Item 6.A-Directors, senior management and employees-Directors and senior management” (including Mr. Lakshmi N. Mittal in his capacity as CEO) was $6.5 million in base salary and other benefits paid in cash (such as health, other insurances, lunch allowances, financial services, gasoline and car allowance) and $6.8 million in short-term performance-related variable remuneration consisting of a short-term incentive linked to the Company’s 2016 results. During 2017, approximately $0.8 million was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Mittal).

No loans or advances to ArcelorMittal’s senior management were made during 2017, and no such loans or advances were outstanding as of December 31, 2017.

The following table shows the remuneration received by the CEO, the CFO and the Executive Officers as determined by the ARCG Committee in relation to 2017 and 2016 including all remuneration components:

		Chief Executive Officer		Chief Financial Officer and Executive Officers
(Amounts in $ thousands except for Long-term incentives)		2017	2016	2017	2016(5)
Base salary[1]		1,505	1,550	4,709	8,729
Retirement benefits		—	—	849	898
Other benefits[2]		41	42	250	225
Short-term incentives[3]		2,333	—	4,468	2,029
Long-term incentives	- fair value in $ thousands[4]	1,130	2,297	1,922	6,882
	- number of share units	49,431	168,214	94,553	509,623

1	The base salaries of the CEO and CFO were increased by 2% in 2017. In 2016, base salary also included vacation, notice period and severance payments.

2	Other benefits comprise benefits paid in cash such as lunch allowances, financial services, gasoline and car allowances. Health insurance and other insurances are also included.

3	Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.

4
Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions. The remuneration expenses recognized for the PSUs granted to the CEO and to the CFO and Executive Officers was $3 million (net of reversal of expenses relating to unvested PSUs) for the year ended December 31, 2017. The remuneration expenses recognized for the RSUs/PSUs granted to the CEO and to the other GMB members was $2 million for the year ended December 31, 2016.

5	Jim Baske is included until June 30, 2016, Davinder Chugh is included until July 20, 2016 and Robrecht Himpe is included as from July 1, 2016.

Short-term incentives
Targets associated with ArcelorMittal’s 2017 performance short-term incentive were aligned with its strategic objectives of improving health and safety performance and overall competitiveness.
For the CEO and the CFO, the 2017 short-term incentive formula is based on:

•	EBITDA at the Group level: 30% (this acts as “circuit breaker” with respect to group-level financial performance measures as explained below);

•	FCF at the Group level: 20%;

•	ROCE at the Group level : 20%;

•	Gap to competition at the Group level: 20%; and

•	Health and safety performance at the Group level: 10%.

EBITDA operating as a “circuit breaker” for financial measures means that at least 80% of target must be met to trigger any short-term incentive payment with respect to the EBITDA and FCF performance measures.
For the CEO, the performance short-term incentive at 100% achievement of performance targets linked to the business plan is equal to 100% of his base salary. For the CFO, the performance short-term incentive at 100% achievement of performance targets linked to the business plan is equal to 80% of his base salary.
The different performance measures are combined through a cumulative system: each measure is calculated separately and is added up for the performance short-term incentive calculation.
Performance below threshold will result in zero performance short-term incentive payout.
For the other Executive Officers, the 2017 short-term incentive formula has been tailored for their respective positions and is generally based on the following:

•
Operating income plus depreciation, impairment expenses and exceptional items (“EBITDA”) at the Group, segment and / or Business unit level: this acts as the “circuit breaker” with respect to financial performance measures except for Mining where the Mining volume is the “circuit breaker”;

•	FCF at the Group, segment and /or Business unit level;

•	ROCE at the Group level;

•	Gap to competition at the Group level;

•	Health and safety performance; and

•	Business specific measures for corporate functions.

For the other Executive Officers, the performance short-term incentive at 100% achievement of performance targets linked to the business plan is equal to 60% of their base salary.
Individual performance and assessment ratings define the individual short-term incentive multiplier that will be applied to the performance short-term incentive calculated based on actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.5 may cause the performance short-term incentive pay-out to be higher than 150% of the target short-term incentive, up to 225% of the target short-term incentive being the absolute maximum for the CEO. Similarly, a reduction factor will be applied for those at the lower end.
The achievement level of performance for performance short-term incentive for the CEO, the CFO and the other Executive Officers is summarized as follows:

Functional level	Target achievement threshold @ 80%	Target achievement @ 100%	Target achievement ≥ ceiling @ 120%
Chief Executive Officer	50% of base pay	100% of base pay	150% of base pay
Chief Financial Officer	40% of base pay	80% of base pay	120% of base pay
Executive Officers	30% of base pay	60% of base pay	90% of base pay
Long term incentive plan

ArcelorMittal operates a long-term incentive plan to incentivize shareholder wealth creation in excess of performance of a peer group and incentivize executives to achieve strategy.

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
The maximum number of PSUs (and RSUs previously) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 4, 2016 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2016 annual general shareholders’ meeting to the May 2017 annual general shareholders’ meeting, a maximum of 30,000,000 PSUs (10,000,000 after the reverse stock split) may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined. The 2017 Cap for the number of PSUs that may be allocated to the CEO Office and other retention based based grants below the CEO office level was approved at the annual shareholders' meeting on May 10, 2017 at a maximum of 3,000,000 shares (9,000,000 before the reverse stock split).

In 2016, ArcelorMittal adapted the plan:

•	To consider the comments of shareholders that vesting should not happen below the median and

•	To adapt to Action 2020 (Special grant)

Conditions of the 2017 grant were as follows:

		CEO Office				Executive Officers
2017 Grant	●	PSUs with a three-year performance period			●	PSUs with a three-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group			●	Performance criteria: TSR and Gap to competition in some areas
	●	Value at grant: 100% of base salary for the CEO and the CFO			●	Vesting conditions:
	●	Vesting conditions:
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR vs. peer group	100% median 50% vesting	≥120% median 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Gap to competition (where applicable)	-	100% target 100% vesting
		Vesting percentage	50%	100%

Awards made in previous financial years which have not yet reached the end of the vesting period

The Company's Long-Term Incentive Plan for senior management including Executive Officers follows the Company's strategy.

In 2014 and 2015, the Company's goal was to achieve ROCE and Mining volumes for the Mining segment and therefore the target was based on these performance measures.

In 2016, a special grant was deployed on a five-year performance period to achieve the Company's Action 2020 plan. ROCE remained a key target and Gap to Competition was added as performing against competition is essential.

The plans in 2014, 2015 and 2016 are summarized below.

		CEO Office					Other Executive Officers
2014 Grant	●	PSUs with a three-year performance period				●	RSUs with a three-year vesting period (2014 grant vested in December 2017)
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group				●	PSUs with a three-year performance period
	●	Value at grant: 100% of base salary for the CEO and 80% for the CFO				●	Performance target: mainly ROCE and mining volume plan for the Mining segment
	●	Vesting conditions:				●	One PSU can give right to 0 shares up to 1.5 shares
						●	Vesting conditions:
			Threshold	Target	Stretch			Threshold	Target	Stretch
		TSR/EPS vs. peer group	80% median	100% median	≥120% median		Performance	80%	100%	≥120%
		TSR vs. S&P 500	Performance equal to 80% of Index	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Vesting	50%	100%	150%
		Vesting percentage	50%	100%	150%
2015 Grant		Same as in 2014					Same as in 2014
2016 Special Grant	●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period				●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group				●
Performance criteria: ROCE and Gap to competition in some areas one target grant: a share will vest if performance is met at target one over-performance grant: a share will vest if performance exceeds 120%

	●	Value at grant: 150% of base salary for the CEO and the CFO				●	Vesting conditions:
	●	Vesting conditions:
				Threshold	Target		Performance		100%	≥120%
		TSR/EPS vs. peer group		100% median	≥120% median		Target award vesting		100%	100%
		TSR vs. S&P 500		Performance equal to Index	≥Performance equal to Index + 2% outperformance		Overperformance award (=20% of target award)		-	100%
		Vesting percentage		50%	100%
See note 7.3 to the consolidated financial statements for further details on RSUs and PSUs.

Global Stock Option Plan

Prior to the May 2011 annual general shareholders’ meeting adoption of the ArcelorMittal Equity Incentive Plan described above, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

See note 7.3 to the consolidated financial statements for further details on stock options.

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

Under the SOX Clawback, the CEO and the CFO may have to reimburse ArcelorMittal for any short-term incentive or other incentive- or equity-based remuneration received during the 12-month period following the first public issuance or filing with the SEC (whichever occurs first) of the relevant filing, and any profits realized from the sale of ArcelorMittal securities during that 12-month period.

The Board of Directors, through its ARCG Committee, decided in 2012 to adopt its own clawback policy (the “Clawback Policy”) that applies to the members of the former GMB and to the Executive Vice President of Finance of ArcelorMittal. In 2016, the Clawback Policy was updated to reflect the Company’s structural changes and now applies to the CEO Office and the Executive Officers.

The Clawback Policy comprises cash short-term incentives and any other incentive-based or equity-based remuneration, as well as profits from the sale of the Company’s securities received during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the filing that contained the material misstatement of accounting information.

For purposes of determining whether the Clawback Policy should be applied, the Board of Directors will evaluate the circumstances giving rise to the restatement (in particular, whether there was any fraud or misconduct), determine when any such misconduct occurred and determine the amount of remuneration that should be recovered by the Company. In the event that the Board of Directors determines that remuneration should be recovered, it may take appropriate action on behalf of the Company, including, but not limited to, demanding repayment or cancellation of cash short- term incentives, incentive-based or equity-based remuneration or any gains realized as the result of options being exercised or awarded or long-term incentives vesting. The Board may also choose to reduce future remuneration as a means of recovery.

C.    Board practices/corporate governance
This section describes the corporate governance practices of ArcelorMittal for the year ended December 31, 2017.
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
In 2017, the Board of Directors proposed Mr. Bruno Lafont to serve as the new Lead Independent Director as well as the Chairman of the Appointments, Remuneration and Corporate Governance Committee, which was approved at the ArcelorMittal annual general shareholders' meeting held on May 10, 2017.
Likewise, the Board of Directors also took note of Mr. Narayanan Vaghul’s decision to resign from the Board of Directors on May 10, 2017. Mrs. Karyn Ovelmen succeeded Mr. Narayanan Vaghul as the Chairman of the Audit & Risk Committee.
The Board of Directors is comprised of nine members, of which 8 are non-executive directors and one is an executive director. The CEO of ArcelorMittal is the sole executive director.
Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal is also ArcelorMittal’s CEO. Mr. Mittal was re-elected to the Board of Directors for a three-year term at the annual general meeting of shareholders on May 10, 2017.
Five of the 9 members of the Board of Directors are independent. The non-independent directors are Mr. Lakshmi N. Mittal, Ms. Vanisha Mittal Bhatia, Mr. Jeannot Krecké and Mr. Michel Wurth. A director is considered “independent” if:

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

Specific characteristics of the director role
The Company’s Articles of Association do not require directors to be shareholders of the Company. The Board of Directors nevertheless adopted a share ownership policy on October 30, 2012, that was amended on November 7, 2017, considering that it is in the best interests of all shareholders for all non-executive directors to acquire and hold a minimum number of ArcelorMittal ordinary shares in order to better align their long-term interests with those of ArcelorMittal’s shareholders. The Board of Directors believes that this share ownership policy will result in a meaningful holding of ArcelorMittal shares by each non-executive director, while at the same time taking into account the fact that the share ownership requirement should not be excessive in order not to unnecessarily limit the pool of available candidates for appointment to the Board of Directors. Directly or indirectly, and as sole or joint beneficiary owner (e.g., with a spouse or minor children), within five years of the earlier of October 30, 2012 or the relevant person’s election to the Board of Directors, the Lead Independent Director should own a minimum of 6,000 ordinary shares and each other non-executive director should own a minimum of 4,000 ordinary shares. Each director will hold the shares acquired on the basis of this policy for so long as he or she serves on the Board of Directors. Directors purchasing shares in compliance with this policy must comply with the ArcelorMittal Insider Dealing Regulations and, in particular, refrain from trading during any restricted period, including any such period that may apply immediately after the Director’s departure from the Board of Directors for any reason.
On October 30, 2012, the Board of Directors also adopted a policy that places limitations on the terms of independent directors as well as the number of directorships that directors may hold in order to align the Company’s corporate governance practices with best practices in this area. The policy provides that an independent director may not serve on the Board of Directors for more than 12 consecutive years, although the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that he or she may continue to serve beyond the 12-year rule if the Board of Directors considers it to be in the best interest of the Company based on the contribution of the Director involved and the balance between the knowledge, skills, experience and need for renewal of the Board.
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
Although non-executive directors of ArcelorMittal who change their principal occupation or business association are not necessarily required to leave the Board of Directors, the policy requires each non-executive director, in such circumstances, promptly to inform the Board of Directors of the action he or she is contemplating.  Should the Board of Directors determine that the contemplated action would generate a conflict of interest, such non-executive director would be asked to tender his or her resignation to the Chairman of the Board of Directors, who would decide to accept the resignation or not.
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

Shareholding requirement for non-executive directors
In consideration of corporate governance trends indicating that a reasonable amount of share ownership helps better align the interests of the directors with those of all shareholders, the Board of Directors adopted on October 30, 2012 share ownership guidelines for non-executive directors as described above under “—Specific characteristics of the director role”. This share ownership guidelines have been amended on November 7, 2017.
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
The Board of Directors held eight meetings in 2017. The average attendance rate of the directors at the Board of Directors’ meetings was 93%.
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
Each director has one vote and none of the directors, including the Chairman, has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a validly constituted meeting, except for the decisions of the Board of Directors relating to the issue of any financial instruments carrying or potentially carrying a right to equity pursuant to the authorization conferred by article 5.5 of the Articles of Association, which shall be taken by a majority of two-thirds of the directors present or represented at a validly constituted meeting.
Lead Independent Director
In April 2008, the Board of Directors created the role of Lead Independent Director. His or her function is highlighted above in Item 6A.
Mr. Bruno Lafont was elected by the Board of Directors as ArcelorMittal's second Lead Independent Director and re-elected as a director for a three-year term at ArcelorMittal annual general shareholder's meeting held on May 10, 2017.
The agenda of each meeting of the Board of Directors is decided jointly by the Chairman of the Board of Directors and the Lead Independent Director.
Separate meetings of independent directors
The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. Four meetings of the independent directors outside the presence of management and non-independent directors were held in 2017.

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
The 2017 Board of Directors’ self-evaluation was completed by the Board on January 29, 2018. The Board of Directors was of the opinion that it and the management had cooperated successfully during 2017 on important matters including operational and financial performance, Ilva acquisition, the ongoing strengthening of the balance sheet, strategy, sustainability, labor relations and health and safety. The Board of Directors reviewed the practical implementation of the governance structure and thought it was working well. The Board set new priorities for discussion and review and identified a number of priority topics for 2018.
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
Diversity
In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board met its goal of increasing the number of women on the Board to at least three by the end of 2015 with the election of Mrs. Karyn Ovelmen in May 2015. Out of 9 members of the Board of Directors, women represent 33.33% in 2017. The ArcelorMittal Board’s diversity not only relates to gender, but also to the region, background and industry of its members.
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

During the year, non-executive directors participated in the following activities:

•
comprehensive business briefings intended to provide each director with a deeper understanding of the Company’s activities, environment, key issues and strategy of the Company’s segments. These briefings are provided to the Board of Directors by senior executives, including CEO Office members. The briefings provided during the course of 2017 covered health and safety processes, HR, legal and compliance, corporate responsibility, marketing, steel-making, strategy, international trade trends in steel industry in Europe. Certain business briefings were combined with site visits and thus took place on-site and, in other cases, they took place at Board meetings;

•	briefing meetings with Company executives in charge of specific business segments or markets;

•	site visits to plants and R&D centers; and

•
development sessions on specific topics of relevance, such as health and safety, commodity markets, HR, investor relations, accounting, the world economy, changes in corporate governance standards, directors’ duties and shareholder feedback.

The ARCG Committee oversees director training and development. This approach allows induction and learning opportunities to be tailored to the directors’ committee memberships, as well as the Board of Directors' specific areas of focus. In addition, this approach ensures a coordinated process in relation to succession planning, Board renewal, training, development and committee composition, all of which are relevant to the ARCG Committee’s role in securing the supply of talent to the Board.
Board of Directors committees
The Board of Directors has two committees:

•	the Audit & Risk Committee, and

•	the ARCG Committee.

Audit & Risk Committee
In 2015, the Board decided to combine the Audit Committee with the Risk Management Committee in order to provide their members with a more holistic view of ArcelorMittal’s current governance, risks and control systems.

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

The Audit & Risk Committee must be composed solely of independent members of the Board of Directors. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Audit & Risk Committee comprises three members, all of whom must be independent under the company’s corporate governance guidelines, the New York Stock Exchange (NYSE) standards as applicable to foreign private issuers and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Audit & Risk Committee makes decisions by a simple majority with no member having a casting vote.
At least one member must qualify as an Audit & Risk Committee “financial expert” as defined by the SEC and determined by the Board.
At least one member must qualify as an Audit & Risk Committee “risk management expert” having experience in identifying, assessing, and managing risk exposures of large, complex companies.

The Audit & Risk Committee currently consists of 3 members: Mrs. Karyn Ovelmen, Mr. Bruno Lafont and Mr. Karel de Gucht, each of whom is an independent Director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit & Risk Committee is Mrs. Ovelmen.
According to its charter, the Audit & Risk Committee is required to meet at least four times a year. During 2017, the Audit & Risk Committee met five times. The Audit & Risk Committee performs an annual self-evaluation and completed its 2017 self-evaluation on January 29, 2018. The charter of the Audit & Risk Committee is available from ArcelorMittal upon request.
Appointments, Remuneration and Corporate Governance Committee
The ARCG Committee is comprised of three directors, each of whom is independent under the New York Stock Exchange standards as applicable to foreign private issuers and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.
The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.
The Board of Directors has established the ARCG Committee to:

•
determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the CEO, the CFO and for six other Executive Officers;

•	review and approve succession and contingency plans for key managerial positions at the level of the Executive Officers

•	consider any candidate for appointment or reappointment to the Board of Directors at the request of the Board of Directors and provide advice and recommendations to it regarding the same;

•	evaluate the functioning of the Board of Directors and monitor the Board of Directors’ self-evaluation process;

•	assess the roles of the Chairman and CEO and deliberate on the merits of the Board’s leadership structure to ensure that the most efficient and appropriate structure is in place; and

•	develop, monitor and review corporate governance principles and corporate responsibility policies applicable to ArcelorMittal, as well as their application in practice.

The ARCG Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The ARCG Committee may seek the advice of outside experts.
The three members of the ARCG Committee are Mr. Bruno Lafont, Mrs. Suzanne P. Nimocks and Mr. Tye Burt, each of whom is independent in accordance with the NYSE standards applicable to foreign private issuers and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Lafont.
The ARCG Committee is required to meet at least twice a year. During 2017, this committee met eight times.
The ARCG Committee performs an annual self-evaluation and completed its 2017 self-evaluation on January 29, 2018.
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
The nomination of the same person to both positions was approved by the shareholders (with the Significant Shareholder abstaining). Since that date, the rationale for combining the positions of CEO and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the Annual General Meeting of Shareholders of the Company held in May 2017, when Mr. Lakshmi N. Mittal was re-elected to the Board of Directors for another three year term by a strong majority.
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
Employees must always act in the best interests of ArcelorMittal and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to ArcelorMittal. Employees are prohibited from acquiring any financial or other interest in any business or participating in any activity that could deprive ArcelorMittal of the time or the attention needed to devote to the performance of their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal assurance department.
Code of Business Conduct training is offered throughout ArcelorMittal on a regular basis in the form of face-to-face trainings, webinars and online trainings. Employees are periodically trained about the Code of Business Conduct in each location where ArcelorMittal has operations. The Code of Business Conduct is available in the “Corporate Governance-Our Policeis-Code of Business Conduct” section of ArcelorMittal’s website at www.arcelormittal.com.

In addition to the Code of Business Conduct, ArcelorMittal has developed a Human Rights Policy and a number of other compliance policies in more specific areas, such as antitrust, anti-corruption, economic sanctions and insider dealing. In all these areas, specifically targeted groups of employees are required to undergo specialized compliance training. Furthermore, ArcelorMittal’s compliance program also includes a quarterly compliance certification process covering all business segments and entailing reporting to the Audit & Risk Committee.
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
During 2017, there were 143 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit & Risk Committee, none of these complaints was found to be significant.
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
The IDR apply to the worldwide operations of ArcelorMittal. The compliance and data protection officer of ArcelorMittal is also the IDR compliance officer and answers questions that members of senior management, the Board of Directors, or employees may have about the IDR’s interpretation. The IDR compliance officer maintains a list of insiders as required by Regulation No 596/2014 of the European Parliament and the Council dated 16 April 2014 on market abuse or “MAR” and the Commission Implementing Regulation 2016/347 of 10 March 2016 laying down technical standards with regard to the precise format of insider lists and for updating insider lists in accordance with MAR. The IDR compliance officer may assist senior executives and directors with the filing of notices required by Luxembourg law to be filed with the Luxembourg financial regulator, the CSSF (Commission de Surveillance du Secteur Financier). Furthermore, the IDR compliance officer has the power to conduct investigations in connection with the application and enforcement of the IDR, in which any employee or member of senior management or of the Board of Directors is required to cooperate.

Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information, as amended in July 2016. An online interactive training tool based on the IDR was developed in 2010 and deployed across the group through ArcelorMittal’s intranet, with the aim to enhance the staff’s awareness of the risks of sanctions applicable to insider dealing. The importance of the IDR was again reiterated in the Group Policies and Procedures Manual in 2013.
D.    Employees
ArcelorMittal had approximately 197,000 employees as of December 31, 2017.
The table below sets forth the total number of employees by segment for the past three years.

Segment	2017	2016	2015
NAFTA	26,324	27,233	28,861
Brazil	18,058	18,380	19,816
Europe	78,643	80,975	83,825
ACIS	42,451	41,989	45,291
Mining	30,088	28,455	30,047
Other activities	1,544	1,485	1,564
Total	197,108	198,517	209,404
ArcelorMittal employees in various parts of the world are represented by trade unions and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.
The Joint Global Health and Safety Agreement signed in 2008 between the Company and the IndustriALL union at the European and international level (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union remained in effect in 2017. This agreement, which is the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Group operates with the objective of achieving world-class performance. These standards include the commitment to form joint management of union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Group. The creation of a joint global health and safety committee is also included in the agreement. This committee consists of representatives of management and the unions and will focus on ArcelorMittal steel and mining activities in order to help them to further improve their health and safety performance. This committee met in October 2017 to support improvements in the efficiency of local committees. In addition, several other safety training programs, developed with or involving the participation of local committee members, have been rolled out and support the “Journey to Zero”, the scheme aiming to reach the goal of zero fatalities and injuries throughout the Group. Refer to “Item 4B–Information on the Company–Business overview–Competitive Strengths–Sustainable development–Outcome 1: Safe, healthy, quality working lives for ArcelorMittal’s people.”
Collective labor agreements (“CLAs”) entered into or renewed in 2017 principally include Argentina, Brazil, Canada, Liberia, Mexico, South Africa, Ukraine and most European countries.
ArcelorMittal USA did not enter into or renew CLAs in 2017. Most of the Company's unionized employees in the United States continue to work under the three-year Basic Labor Agreement that will expire on September 1, 2018.
At ArcelorMittal Long Products Canada, unionized employees at Contrecoeur West continue to work under an agreement with the USW that will expire on July 31, 2020. The Contrecoeur East and Longueuil contracts expired on January 31, 2016 and new six-year labor agreements were ratified on February 16, 2016, covering these two facilities until January 31, 2022. The collective agreement with USW covering the Contrecoeur Scrap Recycling Center employees, which expired on March 31, 2016, was renewed in April 2016, for a six-year term with a March 31, 2022 expiry date. At Hamilton-East Wire, the collective agreement with USW, which expired on July 31, 2016, was renewed for a five-year term expiring July 31, 2021. The agreement with USW at St-Patrick Wire expired December 31, 2017 and was renewed for a six-year term expiring December 31, 2023.

ArcelorMittal Mexico and the National Miners Union agreed to a new one-year contract effective August 1, 2016. ArcelorMittal Mexico and the Miners Union remain committed to exploring opportunities to improve workforce productivity, efficiency and competitiveness in light of the significant market challenges Mexico faced during 2016.
In Brazil, from the economic and social point of view, 2017 was quite challenging. The second half was more favorable, with a more optimistic confidence rate on the part of entrepreneurs, and macroeconomic data with a positive closure. The inflation rate decreased monthly beginning in January 2017, going from 5.44% (the highest rate in the year) to 2.07% in December. Even so, the unemployment rate in Brazil remained at 12%. The basic interest rate was 13% in January and 7% in December, a historical low. Despite the improvement of some indicators, market recovery is still slow and not enough for the steel market to fully recover. Instituto Aço Brasil expects domestic sales to be up 1.2% in 2017, a timid figure to offset the cumulative drop of 32.2% from 2013 to 2016. The Company considered using layoff agreements, reducing working hours and vacations or limiting increases in salary and benefits give the difficult economic conditions. However, collective bargaining was restrained, with few or almost no grants of real salary increases and/or other financial benefits. The Company's strategy was based on dialogue with the employees as well as transparency, resulting in a highly sustainable collective bargaining results. Changes in labor legislation, the so-called "Labor Reform", increased expectations among Brazilian industry concerning the evolution of labor relations and the optimization of costs originating from labor lawsuits. For 2018, the political scenario remains uncertain and focus will be on the second half of the year, when the presidential campaign will be launched.
In Argentina the government continued with its reform plan for the normalization of the economy in 2017. The inflation rate was around 25% and collective bargaining negotiations, in general, were quite difficult due to inflation and tensions between the government and the main unions. In the metals industries, agreement was reached for the increase in wages of 25%, in line with the inflation rate. However, in the steelmaking industries, agreement was reached for the increase in wages of 23%, two points below inflation, with additional savings of labor taxes, like in the previous year.
In Venezuela, accumulated inflation closed at 2,055.5% in 2017 and 2018 began with unexpected protests and riots due to food shortages throughout the country. The government reacted promptly by stifling the protests and by forcing supermarket chains and food production facilities to reduce their prices. As a result, food shortage has increased.
Social unrest arises while no positive results are expected from negotiations between the government and the opposition on conditions for the next presidential elections to be held in December 2018. In the meantime, economic sanctions imposed by the US government have reduced oil production to 1949 levels.
Amidst this difficult environment, Unicon has managed to survive by reducing its structure to a minimum and by strengthening its efforts to obtain raw materials in order to maintain production for exports.
In response to weak market conditions in Europe since 2011, ArcelorMittal reviewed its footprint and adapted its operations to respond to changing demands and to optimize its costs and capacity utilization. Since then, unions and management signatories have been engaged in constructive social dialogue to better face the challenging economic environment.
In France, a one-year salary agreement covering 2018 was concluded for two major entities representing half of the Company’s French employees, namely ArcelorMittal Méditerranée and ArcelorMittal Atlantique & Lorraine. All other French legal entities are in negotiations, targeting agreement dates in early 2018. During 2017, two negotiations were successfully managed, leading to major social agreements: one tackling the renewal of the previous agreement on working time and flexibility, the second one tackling geographical and professional mobility. Regular meetings have been held with national representatives of the main trade unions in order to share all relevant information on various topics, including key challenges for the steel industry. These meetings are aimed at sharing views and reinforcing social dialogue at all levels. With regard to ArcelorMittal Downstream Solutions activities, two of the major entities in France concluded a one-year salary agreement for 2018 (ArcelorMittal Distribution Solutions France and Industeel France). All the other French legal entities of ArcelorMittal Downstream Solutions are about to start these negotiations, targeting an agreement within the first quarter of 2018.
In Luxembourg, the Company continued to reduce extra days off and deployed the bonus scheme according to the collective agreement signed in 2014. In addition, an agreement was reached for a new career and salary evolution system for the white collar non-exempt population. Therefore, salaries were unfrozen as of January 1, 2016.

In Belgium, the Company concluded two-year CLAs for the period 2017-2018, for blue collar employees as well as white collar employees. The national framework for salary moderation was followed precisely, resulting in a limited salary increase in 2017 and zero increase in 2018. The formation of the cluster Gent/Liège was further developed in 2017. The roll out of the tripartite agreement for Liège was followed up by the commission (a tripartite commission initiated in the frame of the Global Agreement signed in February 2014 which meets two times per year to monitor the deployment of the agreement) including the Walloon region, ArcelorMittal and the social partners.
In Romania, the 2016/2017 CLA agreement will come to its end in January 2018 and therefore a new CLA negotiation started in November 2017 in the context of a change of fiscal code and increase of the minimum salary from 1,450 to 1,900 lei from January 1, 2018. The negotiation should be ended in January, in order to have a clear view related to salary payments. The pre-retirement program successfully continued in 2017 for employees who will meet retirement criteria by July 1, 2019. In total, 341 employees left the Company through this measure.
In Germany, a long-term agreement was concluded in 2017. Employee relations have been managed in a calm and prudent manner. Social partners met twice in the social dialogue group, comprising both employer and employee representatives. This group serves as a forum to ease and reinforce social dialogue outside of the negotiation meetings and provides an opportunity to share any relevant information, such as current business and social environments. Throughout the year, the union supported the Company in its demand to modernize European trade defense instruments and to reform the European Emissions Trading System to maintain the competitiveness of the steel industry in Germany and Europe.
In the Czech Republic, the CLA signed in 2016 for 3 years is valid, so only amendments on salaries negotiated on a yearly basis were negotiated. A deal was reached on December 21, 2017 which included a salary increase of 1,140 CZK on average per employee per month. The CLA of ArcelorMittal Ostrava's subsidiaries remains under discussion.
At ArcelorMittal Poland, the CLA will remain valid until one of the parties terminates it. Salary increases are agreed during the annual negotiations as the CLA does not provide for any automatic mechanism. In 2016, an agreement on conditional bonuses partially dependent on EBITDA results was concluded with the trade unions. Salary negotiations for 2017 started in December 2016 and were concluded in April 2017. EBITDA related bonuses were continued.
In Spain, the economic situation has improved for flat products but remains difficult in the long products sector. As a result, CLA negotiations had to include competitive measures. ArcelorMittal´s policy in Spain has continually aimed to promote social dialogue. Accordingly, management and unions have consistently worked together in efforts to find solutions to regain competitiveness and to maintain social dialogue. With this objective, a Framework Agreement was applied from 2016 to 2018 for flat and some specific companies of ArcelorMittal’s distribution solutions operations with a defined but moderate base salary increase. Furthermore, an additional variable premium linked to the performance objectives of the Company (productivity and financial results) was included in the agreement. All other legal entities from long products in Spain have extended their CLA for one or two years, covering 2016 and 2017.
Additionally, the Temporary Layoff Plan (Expediente de Regulación de Empleo Temporal), in force since June 2009 and designed to adapt the available human resources to the levels of activity in the facilities, was extended until the end of 2018, and is being applied on a plant-by-plant basis depending on the activity.
The Sestao plant continues its activity focusing production on specific types of products and with adapted working hours and headcounts. The site in Zumárraga was also partially closed in March 2016, maintaining only the scrap activity and offering relocation to other plants for employees impacted, around 320 employees. After several months of negotiations without social unrest, 240 people decided to leave the Company and in 2017, all the relocations were completed. Finally, and due to the lower activity in the long product segment, the Company reached an agreement to dismiss 40 people in Bergara (25% of the employees) without any social unrest.
ArcelorMittal remains committed to strong continuous social dialogue in a context of challenging economic times. Continuous and high level conversation, a reactive process based on the exchange of views and fully transparent discussions underlie ArcelorMittal’s fundamental approach to anticipating and managing change within the Company. In 2017, each European Works Council (EWC) meeting represented an opportunity to review ArcelorMittal’s activities in Europe and to identify and highlight the Company’s key challenges. The Company regularly presented and commented on safety, financial results, market outlooks, quality, industrial performance, human resources topics, recent developments or projects maintaining the proximity with the top level management and employee representative bodies. As part of the EWC missions, three working groups on health and safety, employment and social responsibility have met during the year on the topic of subcontractor management. In November 2017, a two-days training session was organized by the employees group and was attended by more than 50 employee representatives. In December, the plenary session was dedicated to the review of the segments’ key information such as health and safety, employment, financial results and business perspective with the participation of the respective CEO of the businesses operating in Europe.
In Ukraine, the trade unions initiated disputes regarding the review of the organization that were officially dismissed by the court as they were not legally grounded. Four collective labor disputes were registered at AMKR, of which three suspended pending court decision (one registered in 2016 and two in 2017), the fourth dispute was canceled in accordance with local legislation in January 2018.
In South Africa, the Company’s operations are currently covered by the CLA with the trade union Solidarity for a period of three years ending March 31, 2018 and the trade union NUMSA for a period of one year ending March 31, 2018. Wage negotiations will be conducted in 2018 with both trade unions against a backdrop of tough economic conditions as well as difficult trading challenges for ArcelorMittal South Africa. Both trade unions are expected to submit their respective wage demands early in 2018 in line with the Recognition Agreement (an agreement between ArcelorMittal South Africa and the trade union Solidarity) requirements. Indications are that both trade unions will submit above inflation wage increase demands that may result in protracted wage negotiations.
A further factor affecting the labor landscape for ArcelorMittal South Africa relates to the productivity improvement initiatives underway that resulted in the formal engagement with trade unions from August 2017 on the topic of rightsizing certain functions within the organization based on operational requirements. The process is governed by Section 189A of the Labor Relations Act of South Africa which prescribes the procedure and conditions for engagement with employee representatives. The formal consultation process was successfully concluded and the implementation phase is currently underway within the functional areas identified.
In Kazakhstan, the first year of the new CLA saw a continuous and productive social dialogue with unions. The discussions focused on improving the Company’s productivity, organizational efficiency and employee relations agenda.
Similar to the steel business, mining has maintained a productive social dialogue with its trade unions and communities where there are operations. Key negotiations were successful in 2017, with a new CLA agreed with the USW at ArcelorMittal Mines and Infrastructure Canada which will allow it to move towards a more flexible, efficient and competent workforce. As every year, the annual negotiations with SINDEXTRA Union in Serra Azul’ in Brazil were concluded within the mandate. Similarly, the CLA in Liberia with the UWUL union, where the negotiations were postponed to 2017, was successfully re-negotiated and concluded in March 2017. This agreement will be reviewed during the first half of 2018.
E.    Share ownership
As of December 31, 2017, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (16 individuals) totaled 444,639 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant Shareholder and including options to acquire 252,980 ArcelorMittal ordinary shares that are exercisable within 60 days of December 31, 2017), representing 0.04% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal ordinary shares (and excluding shares owned by the Significant Shareholder), these 16 individuals beneficially own 191,659 ArcelorMittal ordinary shares. Other than the Significant Shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. For purposes of this Item 6.E, ordinary shares held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.
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
The following tables summarize outstanding share options, as of December 31, 2017, granted to the members of the ex-GMB and Executive Officers of ArcelorMittal:

	Options granted in 2010	Options granted in 2009	Options granted in 2008	Options Total	Weighted Average Exercise Price of Options
Ex-GMB (Including Chief Executive Officer)	72,034	77,333	76,667	226,034	—
Exercise price[1]	$91.98	$109.14	$235.32	—	$146.47
Term (in years)	10	10	10	—	—
Expiration date	Aug. 3, 2020	Aug. 4, 2019	Aug. 5, 2018	—	—

1	The options granted in the table above were revised following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017.

	Options granted in 2010	Options granted in 2009	Options granted in 2008	Options Total	Weighted Average Exercise Price of Options
Executive Officers[2]	29,250	29,667	26,862	85,779	—
Exercise price[1]	$91.98	$109.14	$235.32-$63.42	—	$141.07
Term (in years)	10	10	10	—	—
Expiration date	Aug. 3, 2020	Aug. 4, 2019	Aug. 5, 2018- Nov. 10, 2018	—	—

1	The options granted in the table above were revised following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017.

2	Any Executive Officer who has been a GMB member is included in the Ex-GMB members.

The following tables summarize outstanding PSUs and RSUs granted to the members of the ex-GMB and Executive Officers of ArcelorMittal in 2017, 2016 and 2015.

	PSUs granted in 2017	PSUs granted in 2016	PSUs granted in 2015
Ex-GMB (Including Chief Executive Officer)	90,084	306,536	154,767
Term (in years)	3	3+2	3
Vesting date[1]	January1, 2021	January 1, 2020 - January 1, 2022	June 30, 2018

1	See “Item 6.B—Directors, senior management and employees—Compensation–Remuneration framework—Long-term incentives: Equity-based incentives (Share Unit Plans)”, for vesting conditions.

	PSUs granted in 2017	PSUs granted in 2016	PSUs granted in 2015
Executive Officers[2]	53,849	445,560	16,002
Term (in years)	3	3+2	3
Vesting date[1]	January 1, 2021	January 1, 2019 -January 1, 2021	January 1, 2019

1	See note 7.3 to the consolidated financial statements, for vesting conditions.

2	Any Executive Officer who has been a GMB member is included in the Ex-GMB members.

RSUs granted in 2015
Executive Officers	16,002
Term (in years)	3
Vesting date[1]	December 18, 2018

1	See “Item 6.B—Directors, senior management and employees—Compensation –Remuneration framework—Long-term incentives: Equity-based incentives (Share Unit Plans)”, for vesting conditions.

2	Any Executive Officer who has been a GMB member is included in the Ex-GMB members.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major shareholders
The following table sets out information as of December 31, 2017 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Ordinary Shares[1]
	Number	%
Significant Shareholder[2]	382,241,301	37.41%
Treasury Shares[3]	1,986,836	0.19%
Other Public Shareholders[4]	637,675,486	62.4%
Total	1,021,903,623	100.00%
Of which: Directors and Senior Management[5]	444,639	0.04%

1
For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal ordinary shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2017 upon exercise of vested portions of stock options. All stock options that have been granted to date by ArcelorMittal have vested.

2
For purposes of this table, ordinary shares owned directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. At December 31, 2017, Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and indirect beneficial ownership (within the meaning set forth in Rule 13d-3 of the Exchange Act), through the Significant Shareholder, of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”). Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 63,658,348 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 318,288,328 ArcelorMittal ordinary shares. Mr. Mittal was the direct owner of 210,292 ArcelorMittal ordinary shares and held options to acquire an additional 58,833 ArcelorMittal ordinary shares, all of which are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that these options are exercisable within 60 days. Mrs. Mittal was the direct owner of 25,500 ArcelorMittal ordinary shares. Mr. Mittal, Mrs. Mittal and the Significant Shareholder shared indirect beneficial ownership of 100% of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Mittal was the beneficial owner of 382,215,801 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 381,972,176 ordinary shares and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) was the beneficial owner of 382,241,301 ordinary shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together beneficially owned 382,182,468 ArcelorMittal ordinary shares at such date. As of December 31, 2016 and 2015, the Significant Shareholder (together with Mr. Mittal and Mrs. Mittal) held 37.40% and 39.39% of the Company’s ordinary shares respectively.

3
Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs in prior years, fractional shares returned in various transactions, and the use of treasury shares in various transactions in prior years; includes (1) 252,980 stock options that can be exercised by senior management (other than Mr. Mittal) and (2) 58,833 stock options that can be exercised by Mr. Mittal, in each case within 60 days of December 31, 2017, i.e. 0.03% of the total amount of outstanding shares. If exercised, the shares underlying these options will either have to be delivered out of Treasury shares or by the issuance of additional shares.

4
The Capital Group Companies Inc.’s shareholding increased to 168,541,781 shares, corresponding to an interest of 5.49% on April 11, 2016 and subsequently decreased to 147,321,072 on January 25, 2017, corresponding to an interest of 4.8%.As a result of reverse stock split in May 2017, the Capital Group Companies Inc. was the owner of 49,107,024 ArcelorMittal shares on December 31, 2017.

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

Aditya Mittal is the direct owner of 70,121 ArcelorMittal ordinary shares and holds options to acquire an additional 47,067 ArcelorMittal ordinary shares, together representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Aditya Mittal holds a total of 218,296 PSUs of which 39,321 may vest in June 2018, 40,653 may vest in 2020 and 138,322 of which 50% may vest after 3 years in 2020 and 50% may vest after five years in 2022. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal ordinary shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal and Group CFO and CEO ArcelorMittal Europe. Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal ordinary shares, representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal and a member of the Company’s Board of Directors.

As of December 31, 2015, 1,817,869 Mandatorily Convertible Notes had been converted at the option of their holders. On January 15, 2016, ArcelorMittal issued 137,967,116 (45,989,039 after reverse stock split mentioned below) new ordinary shares of the Company upon conversion as at such date of the 88,182,131 outstanding Mandatorily Convertible Notes at a conversion ratio of 1.56457. Following this issuance, the share capital of the Company was comprised of 1,803,359,338 (601,119,779 after reverse stock split mentioned below) shares and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) held 37.41% of the outstanding shares.
Following the Company’s equity offering authorized by the EGM which closed on April 8, 2016, the Company’s issued share capital was increased from 1,803,359,338 (601,119,779 after reverse stock split mentioned below) ordinary shares to 3,065,710,869 (1,021,903,623 after reverse stock split mentioned below) ordinary shares.
The EGM of ArcelorMittal shareholders held on May 10, 2017 approved a reverse stock split. Following this approval, on May 22, 2017 ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result, the aggregate number of shares issued and fully paid up decreased from 3,065,710,869 to 1,021,903,623.
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
At December 31, 2017, 2,214 shareholders other than the Significant Shareholder, holding an aggregate of 15,504,772 ArcelorMittal ordinary shares were registered in ArcelorMittal’s shareholder register, representing approximately 1.52% of the ordinary shares issued (including treasury shares).
At December 31, 2017, there were 200 registered shareholders holding an aggregate of 71,019,261 New York Shares, representing approximately 6.95% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.
At December 31, 2017, 564,071,990 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.
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
In the area of research and development, Aperam entered into a frame arrangement with ArcelorMittal to establish a structure for future cooperation in relation to certain ongoing or new research and development programs. Currently, only limited research and development support are implemented through the agreement, but new collaborative endeavors are foreseen in 2018.
The purchasing and sourcing of raw materials generally were not covered by the Transitional Services Agreement. Aperam is responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the 2011 Purchasing Services Agreement, Aperam still relies on ArcelorMittal for services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories:  operating materials (rolls, electrodes and refractory materials), spare parts, transport, industrial products and services. The Purchasing Services Agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items. The Purchasing Services Agreement was entered into for an initial term of two years, which was to expire on January 24, 2013. However, since that date, the Purchasing Services Agreement has been extended successively until January 24, 2019. As from January 1, 2016, purchasing services for metallics (carbon scrap) were removed from the Purchasing Services Agreement. New specific IT service agreements are being put in place with Aperam, one for Asset Reliability Maintenance Program (ARMP) in its Brazilian entities, and two others for the use in Europe of ARMP and for the use of the global wide area network (WAN). In Europe, Aperam purchased most of its electricity and natural gas though energy supply contracts put in place for the period 2014-2019 with ArcelorMittal Energy SCA and ArcelorMittal Purchasing SAS.
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
The Board of Directors reviewed the progress made in 2016, and although not concerned by the sustainability of the
Company’s performance, it nevertheless wanted to see further progress. As such, deleveraging remained the near-term priority for surplus cash flow and the Board of Directors decided against proposing a dividend from 2016 earnings. This proposal was approved by the shareholders at the annual general meeting held on May 10, 2017.

On January 31, 2018, the Company announced that the Board has agreed on a new dividend policy which will be proposed to shareholders at the annual general meeting of shareholders in May 2018. Given the current deleveraging focus, dividends will begin at $0.10/share in 2018 (paid from 2017 results). Once the Company achieves net debt at or below its $6 billion target, then the Company is committed to returning a portion of the amount of annual net cash provided by operating activities less capital expenditures to shareholders.

B.    Significant changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING
A.    Offer and listing details
Nature of trading market
ArcelorMittal shares are listed and traded on several stock exchanges as described in “Item 4.A—Information on the Company—History and development of the Company—Other information”.
The following table sets forth, for the periods indicated, the high and low sales prices per share of ArcelorMittal shares as reported on the NYSE and the European exchanges on which its shares are listed. The Company’s equity offering through a rights issue in March 2016 resulted in a dilution of its share price, whereas its reverse stock split in May 2017 resulted in a share consolidation and an increase in the share price. The prices disclosed below have been recomputed to include the effect of stock dilution and consolidation for the periods prior to the rights issue and the reverse stock split. See “Item 7.B—Major shareholders and related party transactions—Related party transactions” and Item 10.A—Additional information—Share capital” for further details on the equity offering.

	The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)
Month ended
Aug-17	27.48	25.13	23.41	21.00	23.41	21.00
Sep-17	27.61	24.74	23.08	20.98	23.08	20.98
Oct-17	30.50	25.91	25.91	21.87	25.91	21.87
Nov-17	30.72	27.17	26.03	22.66	26.03	22.66
Dec-17	33.01	30.21	27.73	24.79	27.73	24.79
Jan-18	37.50	33.11	30.76	26.85	30.76	26.85
Feb-18*	36.39	33.96	30.17	27.68	30.17	27.68
Year ended December 31, 2017
First Quarter	28.11	22.11	26.52	20.84	26.52	20.84
Second Quarter	25.55	19.59	24.09	17.72	24.09	17.72
Third Quarter	27.61	22.58	23.41	19.86	23.41	19.86
Fourth Quarter	33.01	25.91	27.73	21.87	27.73	21.87

Year ended December 31, 2016
First Quarter	13.92	6.70	12.32	6.03	12.32	6.03
Second Quarter	18.42	12.54	16.31	11.38	16.31	11.38
Third Quarter	19.77	13.53	17.85	12.10	17.85	12.10
Fourth Quarter	26.51	17.85	24.78	16.14	24.78	16.14

Year ended December 31, 2015	27.31	8.48	24.73	7.80	24.73	7.80

Year ended December 31, 2014	40.78	24.11	31.17	19.46	31.17	19.46

Year ended December 31, 2013	41.12	24.75	32.00	19.43	32.00	19.43

*	February 2018 data is through February 2, 2018.

	Luxembourg Stock Exchange		Spanish Stock Exchanges
	ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low
	(in euros)		(in euros)
Month ended
Aug-17	23.29	21.06	23.40	21.01
Sep-17	23.26	20.40	23.08	21.01
Oct-17	25.88	21.90	25.90	21.81
Nov-17	26.00	23.08	26.02	22.91
Dec-17	27.64	25.02	27.73	24.84
Jan-18	30.06	27.80	30.77	26.87
Feb-18*	30.88	26.89	30.15	27.67
Year ended December 31, 2017
First Quarter	27.06	20.87	26.51	20.83
Second Quarter	24.06	17.50	24.07	17.72
Third Quarter	23.29	19.90	23.40	19.86
Fourth Quarter	27.64	21.90	27.73	21.81

Year ended December 31, 2016
First Quarter	12.46	6.09	12.36	6.03
Second Quarter	16.61	10.98	16.31	11.40
Third Quarter	18.00	12.20	17.81	12.12
Fourth Quarter	24.65	16.26	24.76	16.13

Year ended December 31, 2015	24.53	7.87	24.72	7.82

Year ended December 31, 2014	30.98	19.61	31.17	19.45

Year ended December 31, 2013	32.29	19.46	32.00	19.43

*	February 2018 data is through February 2, 2018.
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
A.    Share capital
As of December 31, 2017, the Company’s issued share capital was €306 million represented by 1,021,903,623 shares without nominal value. The Company's issued share capital changed as described below in 2017 and 2016 and there were no changes to the Company’s share capital in 2015.
Out of the total of 1,021,903,623 shares in issue, 1,986,836 shares were held in treasury by ArcelorMittal at December 31, 2017, representing approximately 0.19% of its issued share capital.
The Company’s authorized share capital, including the issued share capital, was €345 million represented by 1,151,576,921 ordinary shares without nominal value as of December 31, 2017.
On January 15, 2016, following the maturity of the $2.25 billion 6% Mandatorily Convertible Subordinated Notes due 2016 (the “Notes”), the Company’s issued share capital increased by €570 million from €6,883 million, represented by 1,665,392,222 shares without nominal value, as of December 31, 2015 to €7,453 million represented by 1,803,359,338 shares without nominal value. For the 1,817,869 Notes converted at the option of their holders during the fourth quarter of 2015, the Company delivered a total of 2,275,026 treasury shares.
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
Following such approval, the Company’s share capital decreased on March 10, 2016 from €7,453 million to €180 million represented by 1,803,359,338 ordinary shares without nominal value. The Company’s authorized share capital decreased from €8,249 million as of December 31, 2015 represented by 1,995,857,213 shares to €200 million with an unchanged number of shares and subsequently increased to €3,200 million represented by 31,995,857,213 shares.
As a result of the Company’s equity offering authorized by the EGM and which closed on April 8, 2016 at a price of €2.20 per share, the Company’s issued share capital increased from €180 million to €306 million represented by 3,065,710,869 ordinary shares without nominal value. The Company’s authorized share capital including the issued share capital decreased from €3,200 million represented by 31,995,857,213 shares to €337 million represented by 3,372,281,956 ordinary shares without nominal value.
The EGM of ArcelorMittal shareholders held on May 10, 2017 approved a reverse stock split and an increase of the Company’s authorized share capital from €337 million to €345 million. Following this approval, on May 22, 2017 ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result, the authorized share capital increased from €337 million represented by 3,372,281,956 ordinary shares without nominal value as of December 31, 2016 to €345 million represented by 1,151,576,921 ordinary shares without nominal value. There was no change in the issued share capital of ArcelorMittal which continues to amount to €306 million but the aggregate number of shares issued and fully paid up decreased from 3,065,710,869 to 1,021,903,623.
Over the years, ArcelorMittal has issued equity-settled share-based payments to certain employees, including stock options, restricted share units and performance share units. See Note 7.3 to the consolidated financial statements.

B.    Memorandum and Articles of Association
Below is a summary of ArcelorMittal’s Articles of Association, filed as an exhibit to this annual report on Form 20-F and incorporated by reference herein. The full text of the Company’s Articles of Association is also available on www.arcelormittal.com under “Investors—Corporate Governance—Board of Directors.”
Corporate purpose
Article 3 of the Articles of Association provides that the corporate purpose of ArcelorMittal is the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including mining and research activities and the creation, acquisition, holding, exploitation and sale of patents, licenses, know-how and, more generally, intellectual and industrial property rights.
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
Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder and the number of shares held by such shareholder in the shareholders’ register. Each transfer of shares is made by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, dated and signed by the transferor and the transferee or by their duly appointed agent. ArcelorMittal may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to ArcelorMittal.
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

The law of April 6, 2013 concerning dematerialized securities allows Luxembourg issuers to opt for the full dematerialization of shares. The EGM of ArcelorMittal shareholders held on May 10, 2017 authorized and empowered the Board of Directors to give effect to such dematerialization and to determine its effective date, following which new shares in the Company may only be issued in dematerialized form (the “Effective Date”). Notice of the compulsory dematerialization will be given in accordance with Article 6.9 (i) of the Company’s Articles of Association. As from the Effective Date, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. It would then no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently the case.
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
The EGM may not validly deliberate unless at least half of the share capital is present or represented upon the first call. If the quorum is not met, the meeting may be reconvened as described in “–General Meeting of Shareholders” below.  The second meeting will be held regardless of the proportion of share capital represented. At both meetings, resolutions, in order to be adopted, must be carried by at least two-thirds of the votes cast.
The Company’s authorized share capital was €8,249 million represented by 1,995,857,213 shares in 2015 while its total issued share capital stood at €6,883 million, represented by 1,665,392,222 ordinary shares in 2015. Following the mandatory conversion on January 15, 2016 of outstanding Notes of the Company’s $2.25 billion 6% Mandatorily Convertible Notes due 2016, the Company’s issued share capital increased by €570 million from €6,883 million to €7,453 million represented by 1,803,359,338 shares without nominal value.
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
Following such approval, the Company’s share capital decreased on March 10, 2016 from €7,453 million to €180 million represented by 1,803,359,338 ordinary shares without nominal value. The Company’s authorized share capital, including the issued share capital, amounted to €3,200 million represented by 31,995,857,213 ordinary shares without nominal value.
As a result of the Company’s equity offering authorized by the EGM and which closed on April 8, 2016 at a price of €2.20 per share, the Company’s issued share capital increased from €180 million to €306 million represented by 3,065,710,869 ordinary shares without nominal value and remained unchanged at December 31, 2016. The Company’s authorized share capital, including the issued share capital, amounted to €337 million represented by 3,372,281,956 ordinary shares without nominal value.

The EGM of ArcelorMittal shareholders held on May 10, 2017 approved a reverse stock split and an increase of the Company’s authorized share capital from €337 million to €345 million. Following this approval, on May 22, 2017 ArcelorMittal completed the consolidation of every three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result, the authorized share capital increased from €337 million represented by 3,372,281,956 ordinary shares without nominal value to €345 million represented by 1,151,576,921 ordinary shares without nominal value. There was no change in the issued share capital of ArcelorMittal which continues to amount to €306 million but the aggregate number of shares issued and fully paid up decreased from 3,065,710,869 to 1,021,903,623.
Articles 4, 5, 7, 8, 9, 11, 13, 14 and 15 of the Articles of Association have been amended to reflect the recent changes in Luxembourg law. Such amendments to the Articles of Association were filed with the Luxembourg Register of Commerce and Companies on May 18, 2017.
Preemptive rights
Unless limited or cancelled by the Board of Directors as described below or by an EGM, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).
The Articles of Association provide that preemptive rights may be limited or cancelled by the Board of Directors in the event of an increase in the Company’s issued share capital until the date being five years from the date of publication via the online platform called Recueil électronique des sociétés et associations (“RESA”) which replaced as of June 1, 2016 the Luxembourg official legal gazette, the Mémorial, Recueil des Sociétés et Associations, of the relevant meeting minutes, which publication occurred on May 18, 2017 with respect to the minutes of the EGM held on May 10, 2017. This power of the Board of Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years each.
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

•	only fully paid-up shares may be repurchased. At December 31, 2017, all of ArcelorMittal’s issued ordinary shares were fully paid-up; and

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
The general meeting of shareholders held on May 5, 2015 (the “General Meeting”) decided (a) to cancel with effect as of the date of the General Meeting the authorization granted to the Board of Directors by the general meeting of shareholders held on May 11, 2010 with respect to the share buy-back program, and (b) to authorize, effective immediately after the General Meeting, the Board of Directors, with the option to delegate to the corporate bodies of the other companies in the ArcelorMittal group in accordance with the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), to acquire and sell shares in the Company in accordance with the Law and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments.

Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Luxembourg laws transposing Directive 2003/6/EC regarding insider dealing and market manipulation as repealed and replaced by Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures.
Such transactions may be carried out at any time, including during a tender offer period, subject to applicable laws and regulations including Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act.
The authorization is valid for a period of five years, i.e., until the annual general meeting of shareholders to be held in May 2020, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period.
Capital reduction
The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where, at first call, at least 50% of the issued share capital is required to be represented, with no quorum being required at a reconvened meeting.
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
General meetings of shareholders are convened by the publication of a notice at least 30 days before the meeting date in a Luxembourg newspaper, via the RESA, and by way of press release sent to the major news agencies. Ordinary general meetings are not subject to any minimum shareholder participation level. Extraordinary general meetings, however, are subject to a minimum quorum of 50% of the share capital. In the event the 50% quorum is not met upon the first call, the meeting may be reconvened by way of convening notice published in the same manner as the first notice, at least 17 days before the meeting date. No quorum is required upon the second call.
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
Based on an amendment voted by the extraordinary general meeting of shareholders on May 10, 2017, the Articles of Association of ArcelorMittal provide that the annual general meeting of shareholders is held each year within six months from the end of the previous financial year at the Company’s registered office or at any other place in the Grand Duchy of Luxembourg as determined by the Board of Directors and indicated in the convening notice.
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
(a) a director’s power to vote on a proposal, arrangement or contract in which the director is financially interested;
If a Director has directly or indirectly a financial interest in a transaction that is submitted to the Board of Directors for approval and this interest conflicts with that of ArcelorMittal (other than transactions which are ordinary business operations and are entered into under normal conditions), the Director must advise the Board of Directors of the existence and nature of the conflict and cause a record of his/her statement to be included in the minutes of the meeting. In addition, the Director may not take part in the discussions on and may not vote on the relevant transaction and he or she shall not be counted for the purposes of whether the quorum is present, in which case the Board of Directors may validly deliberate if at least the majority of the non-conflicted directors are present or represented. At the next following general meeting of shareholders of ArcelorMittal, before any other resolution is put to a vote, a special report will be made by the Board of Directors to the shareholders’ meeting on any such transaction.
(b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;
The remuneration of the Directors is determined each year by the annual general meeting of shareholders subject to Article 17 of the Articles of Association. The annual shareholders meeting of the Company decides on the directors’ remuneration. The Chairman & CEO is not remunerated for his membership on the Board of Directors. The remuneration of the Chairman & CEO is determined by the Board’s ARCG Committee, which consists solely of independent directors. For more information, see “Item 6.B–Directors, senior management and employees–Compensation”.
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

ArcelorMittal’s Articles of Association provide that the Significant Shareholder is entitled to nominate a number of candidates for election by the shareholders to the Board of Directors in proportion to its shareholding. The Significant Shareholder has not exercised this right to date.
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
Annual accounts
Each year before submission to the annual ordinary general meeting of shareholders, the Board of Directors approves the stand-alone audited accounts for ArcelorMittal, the parent company of the ArcelorMittal group as well as the annual consolidated accounts of the ArcelorMittal group, each of which are prepared in accordance with IFRS. The Board of Directors also approves the management reports on each of the stand-alone audited annual accounts and the consolidated annual accounts, and in respect of each of these sets of accounts a report must be issued by the independent auditors.
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

•
with respect to any shareholder holding at least 3.0% of the voting rights in ArcelorMittal, to any acquisition or disposal of shares resulting in successive thresholds of 1.0% of voting rights being crossed upwards or downwards.

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
The sanction of suspension of voting rights will apply until such time as the notification has been properly made by the relevant shareholder(s).

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
“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors, and the CEO Office, the Executives Officers, and other executives occupying a high level management position with regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy (see “Item 6.A—Directors, senior management and employees— Directors and senior management" for a description of senior management). Persons closely associated with them include their respective family members.
Both information on trading in Financial Instruments by “Persons Discharging Senior Managerial Responsibilities” and ArcelorMittal’s Insider Dealing Regulations are available on www.arcelormittal.com under “Investors—Corporate Governance—Share Transactions by Management”. For more information, see “Item 6.A—Directors, senior management and employees—Directors and senior management”.
In 2017, five notifications were received by ArcelorMittal from such persons and filed with the CSSF.
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

Memorandum of Understanding
On June 25, 2006, Mittal Steel, the Significant Shareholder and Arcelor signed a binding Memorandum of Understanding (“MoU”) to combine Mittal Steel and Arcelor in order to create the world’s leading steel company. In April 2008, the Board of Directors approved resolutions amending certain provisions of the MoU in order to adapt it to the Company’s needs in the post-merger and post-integration phase, as described under “Item 6.C.—Directors, senior management and employees—Board practices/corporate governance—Operation—Lead Independent Director”.
On the basis of the MoU, Arcelor’s Board of Directors recommended Mittal Steel’s offer for Arcelor, and the parties to the MoU agreed to certain corporate governance and other matters relating to the combined ArcelorMittal group. Certain provisions of the MoU relating to corporate governance were incorporated into the Articles of Association of ArcelorMittal at the extraordinary general meeting of the shareholders on November 5, 2007.
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
The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2017.
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

D.    Exchange controls
There are no legislative or other legal provisions currently in force in Luxembourg or arising under ArcelorMittal’s Articles of Association that restrict the payment of dividends to holders of ArcelorMittal shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles of Association, on the right of non-Luxembourg nationals to hold or vote ArcelorMittal shares.
E.    Taxation
United States taxation
The following discussion is a summary of the material U.S. federal income tax consequences that are likely to be relevant to U.S. Holders (as defined below) in respect of the ownership and disposition of ArcelorMittal common shares (hereinafter the “ArcelorMittal shares”) that are held as capital assets (such as for investment purposes). This summary does not purport to address all material tax consequences that may be relevant to a particular U.S. Holder. This summary also does not take into account the specific circumstances of particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of the total combined voting power or value of ArcelorMittal’s shares, investors that hold ArcelorMittal shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) or to differing interpretations.
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
Except where specifically described below, this discussion assumes that ArcelorMittal is not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. See “—Passive foreign investment company ("PFIC") status”. This summary does not address any aspects of U.S. federal tax law other than income taxation, or any state, local, or non-U.S. tax considerations that may be applicable to investors. Additionally, this summary does not apply to an investor that is not a U.S. Holder or that holds ArcelorMittal shares other than as a capital asset. Investors are urged to consult their tax advisors regarding the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of ArcelorMittal shares.

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
Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2017 taxable year, and ArcelorMittal does not anticipate being a PFIC for its 2018 taxable year. See “—Passive foreign investment company ("PFIC") status”.
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
Foreign Financial Asset Reporting.
Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisers regarding the possible application of these rules, including the application of the rules to their particular circumstances.
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
As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg company” means a company or another entity resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For the purposes of this summary, Luxembourg individuals and Luxembourg companies are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in ArcelorMittal shares other than a Luxembourg Holder.
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
Luxembourg resident corporate holders
For Luxembourg companies, which do not benefit from a special tax regime, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 7%) for Luxembourg companies with registered office in Luxembourg City is 26.01% in 2018. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.
Non-Luxembourg Holders
An individual or corporate non-Luxembourg Holder of ArcelorMittal shares who/which realizes a gain on disposal thereof (and who/which does not have a permanent establishment in Luxembourg to which the ArcelorMittal shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (if an individual, alone or together with his or her spouse or registered partner and underage children) directly or indirectly held more than 10% of the capital of ArcelorMittal, at any time during the past five years, and either (1) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (2) the disposal of ArcelorMittal shares occurs within six months from their acquisition, subject to any applicable tax treaty.
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
The Board of Directors reviewed the progress made in 2016, and although not concerned by the sustainability of the Company’s performance, it nevertheless wanted to see further progress. As such, deleveraging remained the near-term priority for surplus cash flow and the Board of Directors decided against proposing a dividend from 2016 earnings. This proposal was approved by the shareholders at the annual general meeting held on May 10, 2017.
The Board has agreed on a new dividend policy which will be proposed to shareholders at the AGM in May 2018. Given the current deleveraging focus, dividends will begin at $0.10/share in 2018 (paid from 2017 results). Once the Company achieves net debt at or below its $6 billion target, then the Company is committed to returning a portion of the amount of annual net cash provided by operating activities less capital expenditures to shareholders.
G.    Statements by experts
Please refer to “Item 4.D—Information on the Company—Property, plant and equipment—Reserves (iron ore and coal).”
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

The fair value information presented below is based on the information available to management as of the date of the consolidated statements of financial position. Although ArcelorMittal is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this annual report since that date, and therefore, the current estimates of fair value may differ significantly from the amounts presented. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates.
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

ArcelorMittal faces foreign currency translation risk, which arises when ArcelorMittal translates the financial statements of its subsidiaries, denominated in currencies other than the U.S. dollar for inclusion in ArcelorMittal’s consolidated financial statements.
The tables below illustrate the impact of an appreciation and a depreciation of the U.S. dollar of 10% against the euro, on the conversion of the net debt of ArcelorMittal into U.S. dollars as of December 31, 2017 and December 31, 2016. The impact on net debt denominated in a currency different than the euro, is computed based on historical data of how such currency would move against the U.S. dollar when the U.S. dollar appreciates/depreciates 10% against the euro. A positive sign means an increase in the net debt.

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2017	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	(6)	5
Bosnia and Herzegovina convertible mark	2	(3)
Chinese renminbi	(8)	9
Euro	(597)	597
Moroccan dirham	3	(4)
Swiss franc	(6)	7
Other	2	(1)

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2016	in $ equivalent (in millions)	in $ equivalent (in millions)
Chinese renminbi	2	(2)
Euro	(392)	392
Moroccan dirham	4	(4)
South African rand	(1)	1
Swiss franc	(14)	16
Ukrainian hryvnia	1	(1)
Other	8	(5)
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
A.    Debt securities
Not applicable.
B.    Warrants and rights
Not applicable.
C.    Other securities
Not applicable.
D.    American depositary shares
The Company does not have any American Depositary Receipts. As described under “Item 10.B—Additional information—Memorandum and Articles of Association—Form and transfer of shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2017, 71,019,261 shares (or approximately 6.95% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Registry Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Registry Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2017, Citibank paid the Company $1,200,000 in respect of reimbursements of expenses incurred by the Company in 2017.

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
Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2017. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2017 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ArcelorMittal;

•	provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that receipts and expenditures of ArcelorMittal are made in accordance with authorizations of ArcelorMittal's management and directors; and

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
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2017.
The effectiveness of management’s internal control over financial reporting as of December 31, 2017 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of February 15, 2018 below expresses an unqualified opinion on the Company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ending December 31, 2017 that have materially affected or are reasonably likely to have materially affected the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Company and our report dated February 15, 2018, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Audit S.à r.l.
Luxembourg, Grand Duchy of Luxembourg
February 15, 2018

ITEM 16A.	AUDIT & RISK COMMITTEE FINANCIAL EXPERT
The Board of Directors took note of Mr. Narayanan Vaghul’s decision to resign from the Board of Directors on May 10, 2017. Mrs. Karyn Ovelmen succeeded Mr. Narayanan Vaghul as the Chairman of the Audit & Risk Committee. Mrs. Ovelmen is an “Audit & Risk committee financial expert” as defined by the SEC regulations for Item 16A of Form 20-F.
Mrs. Ovelmen and each of the other members of the Audit & Risk Committee are “independent directors” as defined under the NYSE listing standards.
Please see “Item 6.A–Directors, senior management and employees—Directors and senior management—–Board of Directors” for Mrs. Ovelmen's experience.

ITEM 16B.	CODE OF ETHICS
ArcelorMittal has adopted a “Code of Business Conduct” applicable to all directors and to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, and employees of ArcelorMittal. The Code has been disseminated through company-wide communications and is posted on ArcelorMittal’s website at www.arcelormittal.com.
ArcelorMittal intends to disclose any amendment to or waiver from the Code of Business Conduct applicable to any of ArcelorMittal’s directors, its Chief Executive Officer, Chief Financial Officer or any other person who is an executive officer of ArcelorMittal on ArcelorMittal’s website at www.arcelormittal.com.
For more information refer to “Item 6.C—Directors, senior management and employees—Board practices/Corporate governance—Ethics and conflicts of interest”.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte Audit S.à r.l. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2017 and 2016. Set forth below is a breakdown of fees for services rendered in 2017 and 2016.
Audit Fees. Audit fees in 2017 and 2016 included $23.6 million and $20.9 million, respectively, for the audits of financial statements, and $0.2 million and $0.6 million in 2017 and 2016, respectively, for regulatory filings.
Audit-Related Fees. Audit-related fees in 2017 and 2016 were $1.0 million and $0.9 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.
Tax Fees. Fees relating to tax planning, advice and compliance in 2017 and 2016 were $0.4 million and $0.3 million, respectively.
All Other Fees. Fees in 2017 and 2016 for all other services were $0.2 million and $0.3 million, respectively. All other fees relate to services not included in the first three categories.
The Audit & Risk Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2017 within its scope, prior to commencement of the engagements. None of the services provided in 2017 were approved under the de minimis exception allowed under the Exchange Act.
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
In making its recommendation to appoint Deloitte Audit S.à r.l. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2017, the Audit & Risk Committee has considered whether the services provided are compatible with maintaining Deloitte Audit S.à r.l. independence and has determined that such services do not interfere with Deloitte Audit S.à r.l. independence.

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
Reference is made to pages F-1 to F-124.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

Exhibit	Description
Number

1.1.*
Amended and Restated Articles of Association of ArcelorMittal dated May 22, 2017 (filed as Exhibit 4.5 to the Form 6-K dated May 22, 2017 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000090342317000368/arcelor62kex45_0522.htm.

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

4.1.*
Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N. Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1041989/000095012305003893/y07225exv4w3.txt.

4.2.*
Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1041989/000090342306000774/mittal6k-ex991_0629.htm.

4.4*.
Supplemental Terms for 2015-2016 to the ArcelorMittal Equity Incentive Plan effective May 5, 2015 (filed as Exhibit 4.4 to the annual report on Form 20-F filed on February 22, 2016 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342916000008/exhibit44.htm.

4.5.*
Restricted Share Units and Performance Share Units Plan effective May 10, 2011 (filed as Exhibit 4.5 to ArcelorMittal’s annual report on Form 20-F filed on February 22, 2012 (File No. 333-146371), and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342912000008/Exhibit4.5.htm.

4.6.*
Supplemental Terms for 2013-2014 Restricted Share Units and Performance Share Units Plan to the ArcelorMittal Equity Incentive Plan effective May 8, 2013 (filed as Exhibit 4.6 to the annual report on Form 20-F filed on February 25, 2014 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342914000002/exhibit46.htm.

4.7.*
ArcelorMittal Group Management Board Performance Share Unit Plan effective May 8, 2013 (filed as Exhibit 4.7 to the annual report on Form 20-F filed on February 25, 2014 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342914000002/exhibit47.htm.

4.8.*
Supplemental Terms for 2014-2015 Restricted Share Units and Performance Share Units Plan to the ArcelorMittal Equity Incentive Plan effective May 8, 2014 (filed as Exhibit 4.8 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2014 (File No. 001-35788), and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342915000002/Exhibit48.htm.

4.9*
Supplemental Terms for 2015-2016 to the GMB PSU Plan effective May 5, 2015 (filed as Exhibit 4.9 to the annual report on Form 20-F filed on February 22, 2016 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342916000008/exhibit49.htm.

4.10*
Supplemental Terms for 2016-2017 to the GMB PSU Plan effective May 4, 2016 (filed as Exhibit 5.0 to the annual report on Form 20-F filed on February 23, 2017 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342917000002/ex50.htm.

4.11*
Supplemental Terms for 2016-2017 to the ArcelorMittal Equity Incentive Plan effective May 4, 2016 (filed as Exhibit 5.1 to the annual report on Form 20-F filed on February 23, 2017 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342917000002/ex51.htm.

4.12	Supplemental Terms for 2017-2018 to the GMB PSU Plan effective May 10, 2017 available at Exhibit 4.12.
4.13	Supplemental Terms for 2017-2018 to the ArcelorMittal Equity Incentive Plan effective May 10, 2017 available at Exhibit 4.13.
8.1.	List of Significant Subsidiaries available at Exhibit 8.1
12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act and available at Exhibit 12.1.
13.1.
Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code and available at Exhibit 13.1.

15.1.	Consent of Deloitte Audit available and at Exhibit 15.1.
15.2	Consent of SRK Consulting (UK) Limited – iron ore and available at Exhibit 15.2.
15.3	Consent of SRK Consulting (UK) Limited - coal and available at Exhibit 15.3.
15.4	Consent of Roscoe Postle Associates Inc. and available at: Exhibit 15.4
15.5	Consent of Gustavson Associates and available at Exhibit 15.5.
16.1.	Mine Safety and Health Administration Safety Data available at Exhibit 16.1.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 15, 2018

ARCELORMITTAL AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2017 and 2016 and
for each of the three years in the period ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2018 expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Audit S.à r.l.
Luxembourg, Grand Duchy of Luxembourg
February 15, 2018
We have served as the Company's auditor since 2007.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Operations
(millions of U.S. dollars, except share and per share data)

		Year Ended December 31,
	Notes	2017	2016	2015
Sales	4.1 and 11.1	68,679	56,791	63,578
(including 7,503, 5,634, and 6,124 of sales to related parties for 2017, 2016 and 2015, respectively)
Cost of sales	4.2 and 11.2	60,876	50,428	65,196
(including 1,033, 1,390 and 1,460 of purchases from related parties for 2017, 2016 and 2015, respectively)
Gross margin		7,803	6,363	(1,618)
Selling, general and administrative expenses		2,369	2,202	2,543
Operating income (loss)		5,434	4,161	(4,161)
Income (loss) from investments in associates, joint ventures and other investments	2.6	448	615	(502)
Financing costs - net	6.2	(875)	(2,056)	(2,858)
Income (loss) before taxes		5,007	2,720	(7,521)
Income tax expense	9.1	432	986	902
Net income (loss) (including non-controlling interests)		4,575	1,734	(8,423)

Net income (loss) attributable to equity holders of the parent		4,568	1,779	(7,946)
Net income (loss) attributable to non-controlling interests		7	(45)	(477)
Net income (loss) (including non-controlling interests)		4,575	1,734	(8,423)

		Year Ended December 31,
		2017	2016	2015
Earnings (loss) per common share (in U.S. dollars) [1]
Basic		4.48	1.87	(10.29)
Diluted		4.46	1.86	(10.29)
Weighted average common shares outstanding (in millions)	10.3
Basic		1,020	953	772
Diluted		1,024	955	772

1
Following the completion of the Company’s share consolidation of each three existing shares into one share without nominal value on May 22, 2017, the earnings (loss) per common share and corresponding basic and diluted weighted average common shares outstanding for prior periods has been recast in accordance with IFRS. Please refer to note 10 for more information.

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Other Comprehensive Income
(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2017		2016		2015
Net income (loss) (including non-controlling interests)		4,575		1,734		(8,423)
Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	497		333		(439)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	—		(74)		70
	497		259		(369)
Derivative financial instruments:
Gain (loss) arising during the period	(340)		40		107
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	28		(14)		(93)
	(312)		26		14
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	2,025		(398)		(7,876)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(21)		(13)		(11)
	2,004		(411)		(7,887)
Share of other comprehensive income (loss) related to associates and joint ventures
Gain (loss) arising during the period	341		(79)		(666)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	217		86		4
	558		7		(662)
Income tax benefit (expense) related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	167		(26)		79

Items that cannot be recycled to the consolidated statements of operations

Employee benefits - Recognized actuarial gains (losses)	1,098		9		24
Share of other comprehensive income (loss) related to associates and joint ventures	29		(24)		(36)
Income tax benefit (expense) related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	42		1		(47)
Total other comprehensive income (loss)	4,083		(159)		(8,884)
Total other comprehensive income gain (loss) attributable to:
Equity holders of the parent	4,037		(186)		(8,554)
Non-controlling interests	46		27		(330)
		4,083		(159)		(8,884)
Total comprehensive income (loss)		8,658		1,575		(17,307)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		8,605		1,593		(16,500)
Non-controlling interests		53		(18)		(807)
Total comprehensive income (loss)		8,658		1,575		(17,307)
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Financial Position
(millions of U.S. dollars, except share data)

		December 31,
	Notes	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	6.1.3	2,574	2,501
Restricted cash	6.1.3	212	114
Trade accounts receivable and other (including 406 and 322 from related parties at December 31, 2017 and 2016, respectively)	4.3 and 11.1	3,863	2,974
Inventories	4.4	17,986	14,734
Prepaid expenses and other current assets	4.5	1,931	1,665
Assets held for sale	2.3	179	259
Total current assets		26,745	22,247
Non-current assets:
Goodwill and intangible assets	5.1	5,737	5,651
Property, plant and equipment and biological assets	5.2	36,971	34,831
Investments in associates and joint ventures	2.4	5,084	4,297
Other investments	2.5	1,471	926
Deferred tax assets	9.4	7,055	5,837
Other assets	4.6	2,234	1,353
Total non-current assets		58,552	52,895
Total assets		85,297	75,142

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6.1.2.1	2,785	1,885
Trade accounts payable and other (including 260 and 179 to related parties at December 31, 2017 and 2016, respectively)	4.7 and 11.2	13,428	11,633
Short-term provisions	8.1	410	426
Accrued expenses and other liabilities	4.8	4,505	3,943
Income tax liabilities		232	133
Liabilities held for sale	2.3	50	95
Total current liabilities		21,410	18,115
Non-current liabilities:
Long-term debt, net of current portion	6.1.2.2	10,143	11,789
Deferred tax liabilities	9.4	2,684	2,529
Deferred employee benefits	7.2	7,630	8,297
Long-term provisions	8.1	1,612	1,521
Other long-term obligations		963	566
Total non-current liabilities		23,032	24,702
Total liabilities		44,442	42,817

Contingencies and commitments	8.2 and 8.3

Equity:	10
Common shares (no par value, 1,151,576,921 and 1,124,093,985 shares authorized, 1,021,903,623 and 1,021,903,623 shares issued, and 1,019,916,787 and 1,019,496,143 shares outstanding at December 31, 2017 and 2016, respectively)		401	401
Treasury shares (1,986,836 and 2,407,480 common shares at December 31, 2017 and 2016, respectively, at cost)		(362)	(371)
Additional paid-in capital		34,848	34,826
Retained earnings		20,635	16,049
Reserves		(16,733)	(20,770)
Equity attributable to the equity holders of the parent		38,789	30,135
Non-controlling interests		2,066	2,190
Total equity		40,855	32,325
Total liabilities and equity		85,297	75,142
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
(millions of U.S. dollars, except share and per share data)

							Reserves
							Items that can be recycled to the Consolidated Statements of Operations			Items that cannot be recycled to the Consolidated Statements of Operations
	Shares[1]	Share capital	Treasury Shares	Mandatorily convertible notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available-for-Sale Securities	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2014	552	10,011	(399)	1,838	20,258	22,182	(7,627)	89	405	(4,671)	42,086	3,074	45,160
Net loss (including non-controlling interests)	—	—	—	—	—	(7,946)	—	—	—	—	(7,946)	(477)	(8,423)
Other comprehensive income (loss)	—	—	—	—	—	—	(8,166)	25	(354)	(59)	(8,554)	(330)	(8,884)
Total comprehensive income (loss)	—	—	—	—	—	(7,946)	(8,166)	25	(354)	(59)	(16,500)	(807)	(17,307)
Other changes in non-controlling interests (note 10.5)	—	—	—	—	—	—	—	—	—	—	—	148	148
Recognition of share based payments (note 7.3)	—	—	4	—	16	—	—	—	—	—	20	—	20
Voluntary conversion of mandatorily convertible notes (note 10.2)	1	—	18	(38)	20	—	—	—	—	—	—	—	—
Mandatory convertible bonds extension (note 10.2)	—	—	—	—	—	—	—	—	—	—	—	(20)	(20)
Dividend (note 10.4)	—	—	—	—	—	(331)	—	—	—	—	(331)	(86)	(417)
Other movements	—	—	—	—	—	(3)	—	—	—	—	(3)	(11)	(14)
Balance at December 31, 2015	553	10,011	(377)	1,800	20,294	13,902	(15,793)	114	51	(4,730)	25,272	2,298	27,570
Net income (including non-controlling interests)	—	—	—	—	—	1,779	—	—	—	—	1,779	(45)	1,734
Other comprehensive income (loss)	—	—	—	—	—	—	(471)	28	271	(14)	(186)	27	(159)
Total comprehensive income (loss)	—	—	—	—	—	1,779	(471)	28	271	(14)	1,593	(18)	1,575
Equity offering (note 10.1)	421	144	—	—	2,971	—	—	—	—	—	3,115	—	3,115
Reduction of the share capital par value (note 10.1)	—	(10,376)	—	—	10,376	—	—	—	—	—	—	—	—
Conversion of the mandatorily convertible notes (note 10.2)	46	622	—	(1,800)	1,178	—	—	—	—	—	—	—	—
Recognition of share-based payments (note 7.3)	—	—	6	—	7	—	—	—	—	—	13	—	13
Dividend (note 10.4)	—	—	—	—	—	—	—	—	—	—	—	(63)	(63)
Equity offering in ArcelorMittal South Africa ("AMSA") (note 10.5.2)	—	—	—	—	—	437	(301)	—	—	—	136	(80)	56
Equity share option plan in AMSA (note 10.5.2)	—	—	—	—	—	(36)	21	—	—	—	(15)	15	—
AMSA B-BBEE transaction (note 10.5.2)	—	—	—	—	—	44	—	—	—	—	44	19	63
Other movements	—	—	—	—	—	(77)	—	—	—	54	(23)	19	(4)
Balance at December 31, 2016	1,020	401	(371)	—	34,826	16,049	(16,544)	142	322	(4,690)	30,135	2,190	32,325
Net income (including non-controlling interests)	—	—	—	—	—	4,568	—	—	—	—	4,568	7	4,575
Other comprehensive income (loss)	—	—	—	—	—	—	2,602	(235)	501	1,169	4,037	46	4,083
Total comprehensive income (loss)	—	—	—	—	—	4,568	2,602	(235)	501	1,169	8,605	53	8,658
Recognition of share-based payments (note 7.3)	—	—	9	—	22	—	—	—	—	—	31	—	31
Dividend (note 10.4)	—	—	—	—	—	—	—	—	—	—	—	(145)	(145)
Acquisition of Sumaré (note 2.2.4)	—	—	—	—	—	—	—	—	—	—	—	48	48
Mandatory convertible bonds extension (note 10.2)	—	—	—	—	—	—	—	—	—	—	—	(83)	(83)
Other movements	—	—	—	—	—	18	—	—	—	—	18	3	21
Balance at December 31, 2017	1,020	401	(362)	—	34,848	20,635	(13,942)	(93)	823	(3,521)	38,789	2,066	40,855

1.
Amounts are in millions of shares (treasury shares are excluded). On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the number of outstanding shares decreased from 3,058 to 1,020 and all prior periods have been recast in accordance with IFRS. Please refer to note 10 for further information.

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(millions of U.S. dollars, except share and per share data

		Year Ended December 31,
	Notes	2017	2016	2015
Operating activities:
Net income (loss) (including non-controlling interests)		4,575	1,734	(8,423)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	5.1 and 5.2	2,768	2,721	3,192
Impairment	5.2 and 5.3	206	205	4,764
Interest expense	6.2	879	1,172	1,383
Interest income	6.2	(56)	(58)	(105)
Income tax expense (benefit)	9.1	432	986	902
Remeasurement gain relating to US deferred employee benefits	7.2	—	(832)	—
Net gain on disposal of subsidiaries	2.3.1	(18)	(23)	(72)
(Income) loss from investments in associates, joint ventures and other investments	2.6	(448)	(615)	502
Provision on pensions and OPEB	7.2	555	439	558
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement	6.1.5	(578)	(138)	108
Unrealized foreign exchange effects		(541)	486	425
Write-downs (reversal) of inventories to net realizable value, provisions and other non-cash operating expenses net	4.4	781	(201)	1,420
Changes in assets and liabilities that provided (required) cash, net of acquisitions:
Trade accounts receivable		(620)	(373)	335
Inventories	4.4	(2,347)	(2,055)	288
Trade accounts payable and other	4.7	1,094	1,405	(1,012)
Interest paid		(947)	(1,354)	(1,561)
Interest received		57	60	89
Income taxes paid		(506)	(296)	(398)
Dividends received from associates, joint ventures and other investments		232	176	227
Cash contributions to plan assets and benefits paid for pensions and OPEB	7.2	(496)	(395)	(556)
VAT and other amounts received (paid) from/to public authorities		(177)	46	166
Other working capital and provisions movements		(282)	(382)	(81)
Net cash provided by operating activities		4,563	2,708	2,151
Investing activities:
Purchase of property, plant and equipment and intangibles		(2,819)	(2,444)	(2,707)
Disposals of net assets of subsidiaries, net of cash disposed of 13, nil and 10 in 2017, 2016 and 2015, respectively	2.3.1	6	185	—
Acquisitions of net assets of subsidiaries, net of cash acquired of 617, 63 and nil in 2017, 2016 and 2015, respectively	2.2.4	16	7	—
Disposals of associates and joint ventures	2.4.2 and 2.5	—	1,017	23
Disposals of financial assets	2.6	44	165	172
Other investing activities net		(77)	(73)	342
Net cash used in investing activities		(2,830)	(1,143)	(2,170)
Financing activities:
Disposal of non-controlling interests	10.5.2	—	56	—
Proceeds from short-term debt	6.1.3	1,859	1,516	543
Proceeds from long-term debt	6.1.3	1,407	110	3,256
Payments of short-term debt	6.1.3	(2,102)	(2,721)	(2,490)
Payments of long-term debt	6.1.3	(2,691)	(4,912)	(501)
Equity offering	10.1	—	3,115	—
Dividends paid (includes 141, 61 and 85 of dividends paid to non-controlling shareholders in 2017, 2016 and 2015, respectively)		(141)	(61)	(416)
Other financing activities net	6.1.3	(63)	(29)	3
Net cash (used in) provided by financing activities		(1,731)	(2,926)	395
Net increase (decrease) in cash and cash equivalents		2	(1,361)	376
Effect of exchange rate changes on cash		58	(127)	(267)
Cash and cash equivalents:
At the beginning of the year		2,501	4,002	3,893
Reclassification of the period-end cash and cash equivalents from (to) held for sale	2.3	13	(13)	—
At the end of the year		2,574	2,501	4,002
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

SUMMARY OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Accounting principles
1.1	Basis of presentation
1.2	Use of judgment and estimates
1.3	Accounting standards applied
Note 2: Scope of consolidation
2.1	Basis of consolidation
2.2	Investments in subsidiaries
2.3	Divestments and assets held for sale
2.4	Investments in associates and joint arrangements
2.5	Other investments
2.6	Income (loss) from investments in associates, joint ventures and other investments
Note 3: Segment reporting
3.1	Reportable segments
3.2	Geographical information
3.3	Sales by type of products
Note 4: Operating data
4.1	Revenue
4.2	Cost of sales
4.3	Trade accounts receivable and other
4.4	Inventories
4.5	Prepaid expenses and other current assets
4.6	Other assets
4.7	Trade accounts payable and other
4.8	Accrued expenses and other liabilities
Note 5: Goodwill, intangible and tangible assets
5.1	Goodwill and intangible assets
5.2	Property, plant and equipment and biological assets
5.3	Impairment of intangible assets, including goodwill, and tangible assets
Note 6: Financing and financial instruments
6.1	Financial assets and liabilities
6.2	Financing costs - net
6.3	Risk management policy
Note 7: Personnel expenses and deferred employee benefits
7.1	Employees and key management personnel
7.2	Deferred employee benefits
7.3	Share-based payments
Note 8: Provisions, contingencies and commitments
8.1	Provisions overview
8.2	Environmental liabilities, asset retirement obligations and legal proceedings
8.3	Commitments
Note 9: Income taxes
9.1	Income tax expense (benefit)
9.2	Income tax recorded directly in equity
9.3	Uncertain tax positions
9.4	Deferred tax assets and liabilities
9.5	Tax losses, tax credits and other tax benefits carried forward
Note 10: Equity
10.1	Share details
10.2	Equity instruments and hybrid instruments
10.3	Earnings per common share
10.4	Dividends
10.5	Non-controlling interests
Note 11: Related parties
11.1	Sales and trade receivables
11.2	Purchases and trade payables
11.3	Other transactions with related parties
Note 12: Subsequent event

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

NOTE 1: ACCOUNTING PRINCIPLES
ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “operating subsidiaries”. These consolidated financial statements were authorized for issuance on February 15, 2018 by the Company’s Board of Directors.

1.1    Basis of presentation
The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets, derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost, and the financial statements of the Company’s Venezuelan tubular production facilities Industrias Unicon CA (“Unicon”), for which hyperinflationary accounting is applied (see note 2.2.2). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.
1.2    Use of judgment and estimates
The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the critical accounting judgments requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.
The following summary provides further information about the Company’s critical accounting policies under which significant judgments, estimates and assumptions are made. It should be read in conjunction with the notes mentioned in the summary:

•
Deferred tax assets (note 9): The Company assesses the recoverability of deferred tax assets based on future taxable income projections, which are inherently uncertain and may be subject to changes over time. Judgment is required to assess the impact of such changes on the measurement of these assets and the time frame for their utilization. In addition, the Company applies judgment to recognize income tax liabilities when they are probable and can be reasonably estimated depending on the interpretation, which may be uncertain, of applicable tax laws and regulations. ArcelorMittal periodically reviews its estimates to reflect changes in facts and circumstances.

•
Provisions for pensions and other post-employment benefits (note 7.2): Benefit obligations and plan assets can be subject to significant volatility, in particular due to changes in market conditions and actuarial assumptions. Such assumptions differ by plan, take local conditions into account and include discount rates, expected rates of compensation increases, health care cost trend rates, mortality and retirement rates. They are determined following a formal process involving the Company's expertise and independent actuaries. Assumptions are reviewed annually and adjusted following actuarial and experience changes.

•
Provisions (note 8): Provisions, which result from legal or constructive obligations arising as a result of past events, are recognized based on the Company's, and in certain instances, third-party's best estimate of costs when the obligation arises. They are reviewed periodically to take into consideration changes in laws and regulations and underlying facts and circumstances.

•
Impairment of tangible and intangible assets, including goodwill (note 5.3): In the framework of the determination of the recoverable amount of assets, the estimates, judgments and assumptions applied for the value in use calculations relate primarily to growth rates, expected changes to average selling prices, shipments and direct costs. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Discount rates are reviewed annually.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

•
Derivative financial instruments (note 6.1.5): Certain of the Company's derivative financial instruments are classified as Level 3 as they include unobservable inputs. In particular, the Company uses estimates to compute unobservable volatility based on movements of stock market prices for the fair valuation of the call option on the 1,000 mandatory convertible bonds.

•
Mining reserve estimates (note 5.2): Proven iron ore and coal reserves are those quantities whose recoverability can be determined with reasonable certainty from a given date forward and under existing government regulations, economic and operating conditions; probable reserves have a lower degree of assurance but high enough to assume continuity between points of observation. Their estimates and the estimates of mine lives have been prepared by ArcelorMittal experienced engineers and geologists and detailed independent verifications of the methods and procedures are conducted on a regular basis by external consultants. Reserves are updated annually and calculated using a 3-year average reference price duly adjusted for quality, ore content, logistics and other considerations. In order to estimate reserves, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

1.3	Accounting standards applied
1.3.1 Adoption of new IFRS standards, amendments and interpretations applicable from January 1, 2017
On January 1, 2017, the Company adopted the following amendments which have an impact on the disclosure in the consolidated financial statements of the Company:

•
Amendments to IAS 7 “Statement of Cash Flows” issued on January 29, 2016, which clarify that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The additional disclosures are reflected in note 6.1.3.

On January 1, 2017, the Company adopted the following amendments which did not have any material impact on the consolidated financial statements of the Company:

•
Amendments to IAS 12 “Income Taxes” issued on January 19, 2016, which clarify how to account for deferred tax assets related to debt instruments measured at fair value and how to recognize deferred tax assets for unrealized losses.

•
Annual Improvements 2014 – 2016 published on December 8, 2016, which amended IFRS 12 “Disclosure of Interests in Other Entities” and clarifies the scope of the standard by specifying that the disclosure requirements in the standard apply to an entity’s interests that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

1.3.2 New IFRS standards, amendments and interpretations applicable from 2018 onward
On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” which provides a unified five-step model for determining the timing, measurement and recognition of revenue. The focus of the new standard is to recognize revenue as performance obligations are met rather than based on the transfer of risks and rewards. IFRS 15 includes a comprehensive set of disclosure requirements including qualitative and quantitative information about contracts with customers to understand the nature, amount, timing and uncertainty of revenue. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations. On September 11, 2015, the IASB issued an amendment formalizing a one-year deferral of the effective date for annual periods beginning on or after January 1, 2018, with early application permitted. On April 12, 2016, the IASB issued amendments to IFRS 15 which clarify how to identify a performance obligation, determine whether a company is a principal or an agent and determine when the revenue from granting a license should be recognized. These amendments are also effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company’s revenue is predominantly derived from the single performance obligation to

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

transfer steel and mining products under arrangements in which the transfer of risks and rewards of ownership and the fulfillment of the Company’s performance obligation occur at the same time. The Company has laid out a detailed assessment and implementation plan for the roll out of IFRS 15. As part of this process the Company assessed its performance obligations underlying the revenue recognition, estimation of variable considerations including rebates, methods for estimating warranties, and customized products. The Company concluded that there will not be a material impact, except for the impact it will have on the disclosures. ArcelorMittal has established the procedures and controls to commence applying IFRS 15 as of January 1, 2018, and intends to apply the full retrospective transition approach without any practical expedients and will accordingly recast its comparative information where applicable.
On July 24, 2014, the IASB issued the final version of IFRS 9 “Financial Instruments (2014)” which replaces IAS 39 and modifies substantially the classification and measurement of financial instruments. The final version of the standard contains requirements in the following areas:

•
Classification and measurement: Financial assets are classified and measured by reference to the business model within which they are held and their contractual cash flow characteristics. Financial liabilities are classified in a similar manner to IAS 39, however there are differences in the requirements regarding the measurement of an entity's own credit risk.

•
Impairment: The standard introduces an 'expected credit loss' model replacing the current incurred loss model for the measurement of the impairment of financial assets; it is therefore no longer necessary for a credit event to have occurred before a credit loss is recognized.

•
Hedge accounting: The standard introduces a new hedge accounting model that is designed to more closely align with how entities undertake risk management activities when hedging financial and non-financial risk exposures, which may result in the increased application of hedge accounting.

•	Derecognition: The requirements for derecognition of financial assets and liabilities are carried forward from IAS 39.
IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted and is applied retrospectively, except for the hedge accounting requirements which are applied prospectively. The Company has substantially finalized its assessment of the impact upon adoption of IFRS 9 and does not expect this impact to be material. While ArcelorMittal will provide additional disclosures as required by the new standard and update the hedge documentation when hedge accounting is applied, the Company does not expect the standard to materially impact the measurement of either its financial liabilities, which are mainly carried at amortized cost or its financial assets, which are mainly comprised of cash and cash equivalents, trade receivables and available-for-sale equity instruments. However, the Company will make the irrevocable election upon adoption of IFRS 9 to classify the latter at fair value through other comprehensive income, as a result of which unrealized gains and losses which the Company currently recognizes in the consolidated statements of other comprehensive income (823 net gain as at December 31, 2017) will not be any longer recycled to the consolidated statements of operations upon disposal.
On January 13, 2016, the IASB issued IFRS 16 “Leases” which will replace IAS 17 “Leases”. This new standard specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted if IFRS 15 has also been applied. At December 31, 2017 and 2016, the Company has non-cancellable operating lease commitments on an undiscounted basis of 1,311 and 1,312, respectively (see note 8.3). A preliminary review and assessment of the Company's lease arrangements indicates that most of these arrangements will meet the definition of a lease under IFRS 16. The Company intends to apply the modified retrospective transition approach with the cumulative effect of initial application of IFRS 16 recognized at January 1, 2019. In addition, it intends to apply the practical expedient to grandfather the definition of a lease on transition and accordingly apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4. Hence, the Company will recognize a right-of-use asset and corresponding liability in respect of the net present value of these leases unless they qualify for short-term leases upon the application of IFRS 16. The actual quantification of the impact of the application of IFRS 16 on the consolidated financial statements is ongoing and will depend on future economic conditions, including the Company's incremental borrowing rate and the composition of the Company's lease portfolio at January 1, 2019.

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
On December 8, 2016, the IASB issued IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. This interpretation provides guidance about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance. This interpretation is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company does not expect that the adoption of this interpretation will have a material impact to its consolidated financial statements.
On May 18, 2017, the IASB issued IFRS 17 "Insurance Contracts", which is designed to achieve the goal of a consistent, principle-based accounting for insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and related interpretations and is effective for periods beginning on or after January 1, 2021, with earlier adoption permitted if both IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" have also been applied. The Company is in the process of assessing whether there will be a material change to its consolidated financial statements upon adoption of this new standard.
On June 7, 2017, the IASB issued IFRIC 23 “Uncertainty over Income Tax Treatments”. This interpretation addresses the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12. This interpretation is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company does not expect that the adoption of this interpretation will have a material impact to its consolidated financial statements.
On October 12, 2017, the IASB issued an amendment to IFRS 9 in respect of prepayment features with negative compensation, which amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments. This amendment is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company does not expect that the adoption of this interpretation will have a material impact to its consolidated financial statements.
Also, on October 12, 2017, the IASB issued an amendment to IAS 28 “Investments in Associates and Joint Ventures” in relation to long-term interests in associates and joint ventures. The amendment clarifies that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. This amendment is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company does not expect that the adoption of this amendment will have a material impact to its consolidated financial statements.
On December 12, 2017 the IASB issued Annual Improvements 2015–2017 to make amendments to the following standards:

•	IFRS 3 "Business Combinations" clarifies that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.

•	IFRS 11 "Joint Arrangements" clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

•	IAS 12 "Income Taxes" clarifies that all income tax consequences of dividends should be recognized in profit or loss, regardless of how the tax arises.

•
IAS 23 "Borrowing Costs" clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

These amendments are effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.
On February 7, 2018, the IASB issued amendments to IAS 19 “Employee benefits” which clarify that current service cost and net interest after a remeasurement resulting from a plan amendment, curtailment or settlement should be determined using the assumptions applied for the remeasurement. In addition, the amendments clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. These amendments are effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.
The Company does not plan to early adopt the new accounting standards, amendments and interpretations.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

NOTE 2: SCOPE OF CONSOLIDATION
2.1 Basis of consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries and its interests in associated companies and joint arrangements. Subsidiaries are consolidated from the date the Company obtains control (ordinarily the date of acquisition) until the date control ceases. The Company controls an entity when the Company is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which it does not control. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Joint arrangements, which include joint ventures and joint operations, are those over whose activities the Company has joint control, typically under a contractual arrangement. In joint ventures, ArcelorMittal exercises joint control and has rights to the net assets of the arrangement. The investment is accounted for under the equity method and therefore recognized at cost at the date of acquisition and subsequently adjusted for ArcelorMittal’s share in undistributed earnings or losses since acquisition, less any impairment incurred. Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is considered as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment. The consolidated statements of operations include the Company’s share of the profit or loss of associates and joint ventures from the date that significant influence or joint control commences until the date significant influence or joint control ceases, adjusted for any impairment losses. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in the relevant reserve within equity.
The Company assesses the recoverability of its investments accounted for under the equity method whenever there is an indication of impairment. In determining the value in use of its investments, the Company estimates its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. The amount of any impairment is included in income (loss) from investments in associates, joint ventures and other investments in the consolidated statements of operations (see also note 2.6).
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
While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of the Company’s principal credit facilities described in note 6.1.2. There are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.
Intercompany balances and transactions, including income, expenses and dividends, are eliminated in the consolidated financial statements. Gains and losses resulting from intercompany transactions are also eliminated.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2.2 Investments in subsidiaries
2.2.1 List of subsidiaries
The table below provides a list of the Company’s principal operating subsidiaries at December 31, 2017. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares or voting interests in the case of partnerships, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary	Country	% of Ownership
NAFTA
ArcelorMittal Dofasco G.P.	Canada	100.00%
ArcelorMittal México S.A. de C.V.	Mexico	100.00%
ArcelorMittal USA LLC	United States	100.00%
ArcelorMittal Long Products Canada G.P.	Canada	100.00%
Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	Brazil	100.00%
Acindar Industria Argentina de Aceros S.A.	Argentina	100.00%
Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	France	100.00%
ArcelorMittal Belgium N.V.	Belgium	100.00%
ArcelorMittal España S.A.	Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
ArcelorMittal Galati S.A.	Romania	99.70%
ArcelorMittal Poland S.A.	Poland	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
ArcelorMittal Bremen GmbH	Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	France	100.00%
ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
ArcelorMittal Hamburg GmbH	Germany	100.00%
ArcelorMittal Ostrava a.s.	Czech Republic	100.00%
ArcelorMittal Duisburg GmbH	Germany	100.00%
ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%	[1]
Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd. ("AMSA")	South Africa	69.22%	[2]
JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
PJSC ArcelorMittal Kryvyi Rih ("AM Kryvyi Rih")	Ukraine	95.13%
Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P.("AMMIC")	Canada	85.00%
ArcelorMittal Liberia Ltd	Liberia	85.00%
JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
PJSC ArcelorMittal Kryvyi Rih	Ukraine	95.13%

1.	ArcelorMittal International Luxembourg S.A. is managed by Europe reportable segment as of January 1, 2017.

2.	In 2016, AMSA issued shares in a B-BBEE (“broad-based black economic empowerment”) transaction resulting in a decrease in ArcelorMittal's voting rights to 53.92% (see note 10.5).

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
Since 2010 Venezuela has been considered a hyperinflationary economy and therefore the financial statements of Unicon are adjusted to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollars. The Company used estimated general price indices of 2,055.5%, 533.9% and 146.7% for the years ended December 31, 2017, 2016 and 2015, respectively, for this purpose. As a result of the inflation-related adjustments on monetary items, losses of 31, 8 and 161 were recognized in net financing costs for the years ended December 31, 2017, 2016 and 2015, respectively.
Effective January 1, 2016, the Company applied the DICOM rate to translate its Venezuelan operations. As a result of this change, ArcelorMittal’s net equity in Unicon decreased from 628 to 43 at January 1, 2016. The DICOM rate was originally set at 206 bolivars per U.S. dollar on March 10, 2016, before falling to 674 bolivars per U.S. dollar at December 31, 2016. The DICOM rate continued to weaken during 2017 to 3,345 bolivars per U.S. dollar on August 31, 2017, when the Venezuelan government temporarily suspended the sale of U.S. dollars through its DICOM auction system. On February 5, 2018, the Venezuelan government reopened the auction at the new DICOM rate of 30,987 bolivars per euro (25,000 bolivars per U.S. dollar).
The Company continued to translate its Unicon's operations at the DICOM rate. At December 31, 2017, ArcelorMittal’s net investment in Unicon was 65. The foreign exchange controls in Venezuela may limit the ability to repatriate earnings and ArcelorMittal’s Venezuelan operations’ ability to remit dividends and pay intercompany balances at any official exchange rate or at all.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2.2.4 Acquisitions
On December 21, 2017, the Company acquired from Alcatel Lucent the reinsurance company Electro-Re S.A. for total consideration of €246 million (290; cash inflow was 35, net of cash acquired of 325). The reinsurance company is incorporated in Luxembourg and operates through a series of reinsurance agreements with the Company’s subsidiaries.
On June 28, 2017, AM InvestCo Italy S.r.l. ("AM InvestCo"), a consortium formed by ArcelorMittal and Marcegaglia with respective interests of 85% and 15%, signed a lease agreement with the Italian Government with an obligation to purchase Ilva S.p.A. and certain of its subsidiaries ("Ilva"). Intesa Sanpaolo will formally join the consortium before the transaction closing. Ilva is Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. The purchase price amounts to €1.8 billion ($2.16 billion) subject to certain adjustments, with annual leasing costs of €180 million (216) to be paid in quarterly installments. Ilva’s business units will be initially leased with rental payments qualifying as down payments against the purchase price and will be part of the Europe reportable segment. The lease period is for a minimum of two years. The closing of the transaction is subject to certain conditions precedent, including receipt of antitrust approvals. ArcelorMittal notified the European Commission of AM InvestCo's proposed acquisition of Ilva on September 21, 2017, and submitted commitments on October 19, 2017. On November 8, 2017, the European Commission initiated a Phase II review of AM InvestCo’s proposed acquisition of Ilva and ArcelorMittal confirmed it will continue to work closely and constructively with the Commission to explain the dynamics of the steel industry, the rationale of the proposed acquisition and the benefits it will bring to industry, customers, the environment and the local economy. The Company continues to engage in dialogue with the Commission seeking to secure approval for this transaction. Based on current facts and circumstances, the Company expects that this transaction is a business combination as it will obtain control of the business subject to the lease. The agreement includes industrial capital expenditure commitments of approximately €1.3 billion ($1.6 billion) over a seven-year period focused on blast furnaces, steel shops and finishing lines, environmental capital expenditure commitments of approximately €0.8 billion ($1.0 billion) and environmental remediation commitments of approximately €288 million (345), the latter of which will be funded with funds seized by the Italian Government from the former shareholder.
On June 21, 2017, as a result of the extension of the partnership between ArcelorMittal and Bekaert Group ("Bekaert") in the steel cord business in Brazil, the Company completed the acquisition from Bekaert of a 55.5% controlling interest in Bekaert Sumaré Ltda. subsequently renamed ArcelorMittal Bekaert Sumaré Ltda. ("Sumaré"), which subsequently merged into Belgo-Mineira Bekaert Artefatos de Arames Ltda. a manufacturer of metal ropes for automotive tires located in the municipality of Sumaré/SP, Brazil. The Company agreed to pay total cash consideration of €56 million (63; 49, net of cash acquired of 14) of which €52 million (58) settled on closing date and €4 million (5) to be paid subsequently upon conclusion of certain business restructuring measures by Bekaert. Sumaré is part of the Brazil reportable segment.
On May 18, 2017, the Company acquired from Crédit Agricole Assurances the reinsurance company Crédit Agricole Reinsurance S.A. for consideration of €186 million (208; cash inflow was 20, net of cash acquired of 228). The reinsurance company is incorporated in Luxembourg and operates through a series of reinsurance agreements with the Company’s subsidiaries.
On February 23, 2017, ArcelorMittal and Votorantim S.A.signed an agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a non-controlling interest in ArcelorMittal Brasil. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Cariacica, Juiz de Fora, Piracicaba and Itaúna, and Votorantim Siderurgia’s production sites at Barra Mansa, Resende and its participation in Sitrel, in Três Lagoas. On February 7, 2018, the Brazilian antitrust authority CADE approved the transaction, which is expected to close during the first half of 2018, conditioned to the fulfillment of divestment commitments by ArcelorMittal Brasil. Until closing, ArcelorMittal Brasil and Votorantim Siderurgia will remain fully separate and independent companies.
On January 18, 2017, the Company acquired from Parfinada B.V. the reinsurance company Artzare S.A. for total consideration of €43 million (45; cash inflow was 5, net of cash acquired of 50). The reinsurance company is incorporated in Luxembourg and operates through a series of reinsurance agreements with the Company’s subsidiaries.
On December 21, 2016, ArcelorMittal acquired from Skanska Financial Services AB the reinsurance company SCEM Reinsurance S.A. (“SCEM”) for total consideration of €54 million (56; cash inflow was 7, net of cash acquired of 63).

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The Company concluded that the acquisitions of Electro-Re S.A., SCEM, Artzare S.A. and Crédit Agricole Reinsurance S.A. were not business combinations mainly as the transactions did not include the acquisition of any strategic management processes, operational processes and resource management processes.
There were no significant acquisitions in 2015.
The table below summarizes the estimated acquisition-date fair value of the assets acquired and liabilities assumed in respect of Sumaré:

Sumaré
Other current assets	50
Property, plant and equipment	69
Intangible assets	21
Other non-current assets	7
Total assets acquired	147
Deferred tax liabilities	(23)
Other liabilities	(29)
Total liabilities acquired	(52)
Net assets acquired	95
Non-controlling interests	(48)
Consideration paid, net	44
Consideration payable	5
Goodwill	2

2.3 Divestments and assets held for sale
Non-current assets and disposal groups that are classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. The non-current asset, or disposal group, is classified as held for sale only when the sale is highly probable and is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale are presented separately in the consolidated statements of financial position and are not depreciated. Gains (losses) on disposal of subsidiaries are recognized in cost of sales, whereas gains (losses) on disposal of investments accounted for under the equity method and other investments are recognized in income (loss) from investments in associates, joint ventures and other investments.
2.3.1 Divestments
Divestments in 2017
On December 15, 2017, ArcelorMittal completed the sale of its 100% shareholding in ArcelorMittal Georgetown Inc. ("Georgetown"), a wire rod mill in Georgetown in the United States for total cash consideration of 19 and the result on disposal was 18. The fair value measurement of Georgetown, which was part of the NAFTA reportable segment, was determined using the contract price, a Level 3 unobservable input.
On March 13, 2017, ArcelorMittal and the management of ArcelorMittal Tailored Blanks Americas (“AMTBA”), comprising the Company’s tailored blanks operations in Canada, Mexico and the United States, entered into a joint venture agreement following which the Company recognized an investment of 65 in AMTBA accounted for under the equity method. AMTBA was part of the NAFTA reportable segment and was classified as held for sale at December 31, 2016.
On February 10, 2017, ArcelorMittal completed the sale of certain ArcelorMittal Downstream Solutions entities in the Europe segment following its commitment to sell such operations in December 2015. The Company recorded an impairment charge of 18 in cost of sales in 2015. The assets and liabilities subject to the sale were classified as held for sale at December 31, 2016. The fair value measurement of these operations, which were part of the Europe reportable segment, was determined using the contract price, a Level 3 unobservable input.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Divestments in 2016
On September 30, 2016, ArcelorMittal completed the sale of its wholly owned subsidiary ArcelorMittal Zaragoza in Spain to Megasa Siderúrgica S.L. for total consideration of €80 million (89). Prior to the disposal, the Company recorded an impairment charge of 49 (of which 2 related to allocated goodwill) in cost of sales to write the net carrying amount down to the net proceeds from the sale. The fair value measurement of ArcelorMittal Zaragoza was determined using the contract price, a Level 3 unobservable input. ArcelorMittal Zaragoza was part of the Europe reportable segment.

On August 7, 2016, ArcelorMittal completed the sale of the Company’s 49% interest in its associates ArcelorMittal Algérie and ArcelorMittal Tebessa and its 70% interest in its subsidiary ArcelorMittal Pipes and Tubes Algeria, which was announced on October 7, 2015 as part of an outline agreement for restructuring the shareholding of its Algerian activities. As part of the agreement, ArcelorMittal transferred such interests to IMETAL, an Algerian state-owned entity. ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Algérie were part of the ACIS reportable segment while ArcelorMittal Tebessa was part of the Mining reportable segment. Previously, on January 10, 2015, ArcelorMittal had completed the sale of a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa, to Sider and the Ferphos Group, two Algerian state-owned entities. The Company accounted for its remaining 49% stake under the equity method. The assets and liabilities of ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tebessa were classified as held for sale at December 31, 2016.
On April 4, 2016, ArcelorMittal completed the sale of the LaPlace and Vinton Long Carbon facilities in the United States. The total consideration was 96 and the result on disposal was nil. In 2015, the Company recorded an impairment charge of 231 (of which 13 relating to allocated goodwill) in cost of sales to write the carrying amount of the LaPlace, Steelton and Vinton facilities down to the expected net proceeds from the sale. The fair value measurement of the Long Carbon facilities in the United States was determined using the contract price, a Level 3 unobservable input. These facilities were part of the NAFTA reportable segment. The assets and liabilities of the Steelton facility remained classified as held for sale at December 31, 2017 and 2016 (see note 2.3.2).
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
The result on disposal for the 2015 disposals described above was immaterial. The aggregate net assets disposed of amounted to 97.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The table below summarizes the significant divestments:

	2017			2016
	AMTBA	Downstream Solutions Europe	Georgetown	ArcelorMittal Zaragoza	ArcelorMittal Tubular Products Algeria	LaPlace and Vinton Long Carbon facilities
Cash and cash equivalents	13	—	—	—	—	—
Other current assets	46	38	—	53	15	118
Property, plant and equipment	55	2	4	74	2	13
Other assets	10	17	—	—	—	7
Total assets	124	57	4	127	17	138
Current liabilities	52	18	1	38	16	33
Other long-term liabilities	7	12	2	—	12	9
Total liabilities	59	30	3	38	28	42
Total net assets/(liabilities)	65	27	1	89	(11)	96
% of net assets sold	100%	100%	100%	100%	100%	100%
Total net assets/(liabilities) disposed of	65	27	1	89	(11)	96
Consideration	65	6	19	89	—	96
Reclassification of foreign exchange translation difference	—	21	—	8	4	—
Gain on disposal	—	—	18	8	15	—

2.3.2 Assets held for sale
In December 2017, ArcelorMittal committed to a plan to sell its 100% owned subsidiary Go Steel Frýdek Místek ("Frýdek Mistek"). Frýdek Místek forms part of the Europe reportable segment. Accordingly, at December 31, 2017, the carrying amount of assets and liabilities subject to the transaction were classified as held for sale. The fair value of the assets and liabilities classified as held for sale were in line with their carrying value. The fair value measurement was determined using the contract price, a Level 3 unobservable input.
In addition, the assets and liabilities of the Steelton facility in the United States remained classified as held for sale at December 31, 2017 (see note 2.3.1).

The details for the entities classified as held for sale as at December 31, 2016, which have been disposed during 2017 are disclosed in note 2.3.1 Divestments.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The table below provides details of the assets and liabilities held for sale after elimination of intra-group balances in the consolidated statements of financial position:

	December 31, 2017
	Frydek Místek	Steelton	Total
ASSETS
Current assets:
Trade accounts receivable and other	—	23	23
Inventories	25	21	46
Total current assets	25	44	69
Non-current assets:
Property, plant and equipment	34	76	110
Total non-current assets	34	76	110
Total assets	59	120	179

LIABILITIES
Current liabilities:
Trade accounts payable and other	5	17	22
Accrued expenses and other liabilities	2	5	7
Total current liabilities	7	22	29
Non-current liabilities:
Long-term provisions	4	17	21
Total non-current liabilities	4	17	21
Total liabilities	11	39	50

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2016
	AMTBA	Downstream Solutions Europe	Steelton	Total
ASSETS
Current assets:
Cash and cash equivalents	13	—	—	13
Trade accounts receivable and other	24	15	18	57
Inventories	18	6	15	39
Prepaid expenses and other current assets	4	1	—	5
Total current assets	59	22	33	114
Non-current assets:
Property, plant and equipment	55	—	76	131
Other assets	12	2	—	14
Total non-current assets	67	2	76	145
Total assets	126	24	109	259

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	2	—	—	2
Trade accounts payable and other	30	10	9	49
Accrued expenses and other liabilities	4	6	2	12
Total current liabilities	36	16	11	63
Non-current liabilities:
Long-term debt net of current portion	7	—	—	7
Long-term provisions	—	5	20	25
Total non-current liabilities	7	5	20	32
Total liabilities	43	21	31	95

2.4 Investments in associates and joint arrangements
The carrying amounts of the Company’s investments accounted for under the equity method were as follows:

	December 31,
Category	2017	2016
Joint ventures	1,249	1,507
Associates	2,854	2,000
Individually immaterial joint ventures and associates[1]	981	790
Total	5,084	4,297

1.
Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2017 and 2016, and none of them have a carrying value exceeding 100 at December 31, 2017 and 2016.

2.4.1 Joint ventures
The following tables summarize the latest available financial information and reconcile it to the carrying value of each of the Company’s material joint ventures, as well as the income statement of the Company’s material joint ventures:

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2017
Joint Ventures	Calvert	Macsteel	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation [1]	United States	Netherlands	China	Poland	Turkey
Principal Activity	Automotive steel finishing	Steel trading and shipping	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3]
Ownership and voting rights at December 31, 2017	50.00%	50.00%	49.00%	50.00%	45.33%
Current assets	1,135	739	283	158	519	2,834
of which cash and cash equivalents	13	95	71	57	7	243
Non-current assets	1,303	389	754	476	296	3,218
Current liabilities	612	404	449	132	357	1,954
of which trade and other payables and provisions	118	235	190	118	244	905
Non-current liabilities	947	43	277	189	46	1,502
of which trade and other payables and provisions	—	3	—	20	—	23
Net assets	879	681	311	313	412	2,596
Company's share of net assets	440	341	152	156	187	1,276
Adjustments for differences in accounting policies and other	6	(3)	—	—	(30)	(27)
Carrying amount in the statements of financial position	446	338	152	156	157	1,249
Revenue	2,870	2,775	489	330	1,234	7,698
Depreciation and amortization	(62)	(1)	(30)	(27)	(22)	(142)
Interest income	—	14	1	—	1	16
Interest expense	(35)	(10)	(28)	4	(12)	(81)
Income tax benefit (expense)	—	(5)	—	(7)	(20)	(32)
Net income (loss)	270	31	5	42	65	413
Other comprehensive income (loss)	—	2	—	(1)	(1)	—
Total comprehensive income (loss)	270	33	5	41	64	413
Cash dividends received by the Company	20	—	—	4	30	54

1.
The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic and Macsteel whose countries of operation are mainly the United States, the United Arab Emirates and China.

2.	The non-current liabilities include 40 deferred tax liability.

3.	Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2016
Joint Ventures	Calvert	Macsteel	Baffinland	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation[1]	United States	Netherlands	Canada	China	Poland	Turkey
Principal Activity	Automotive steel finishing	Steel trading and shipping	Extraction of iron ore[3]	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel[2,4]
Ownership and voting rights at December 31, 2016	50.00%	50.00%	44.54%	49.00%	50.00%	45.33%
Current assets	836	636	197	230	120	404	2,423
of which cash and cash equivalents	45	77	7	75	47	39	290
Non-current assets	1,287	374	1,506	721	354	325	4,567
Current liabilities	490	312	354	362	83	254	1,855
of which trade and other payables and provisions	160	170	190	248	83	112	963
Non-current liabilities	984	41	262	302	159	45	1,793
of which trade and other payables and provisions	—	3	37	—	19	—	59
Net assets	649	657	1,087	287	232	430	3,342
Company's share of net assets	325	328	484	141	116	195	1,589
Adjustments for differences in accounting policies and other	6	—	(59)	—	2	(31)	(82)
Carrying amount in the statements of financial position	331	328	425	141	118	164	1,507
Revenue	2,358	2,353	116	335	254	845	6,261
Depreciation and amortization	(59)	(1)	(3)	(30)	(20)	(20)	(133)
Interest income	—	12	—	1	—	1	14
Interest expense	(31)	(9)	(20)	(28)	(1)	(7)	(96)
Income tax benefit (expense)	—	(4)	(26)	18	(10)	(28)	(50)
Net income (loss)	148	15	(43)	(58)	29	75	166
Other comprehensive income (loss)	—	10	—	—	3	—	13
Total comprehensive income (loss)	148	25	(43)	(58)	32	75	179
Cash dividends received by the Company	19	—	—	—	6	16	41

1.
The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic and Macsteel whose countries of operation are mainly the United States, the United Arab Emirates and China.

2.	The non-current liabilities include 39 deferred tax liability.

3.	Adjustment in Baffinland relates primarily to differences in accounting policies regarding revaluation of fixed assets, preferred shares and locally recognized goodwill.

4.	Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2015
Joint Ventures	Calvert	Macsteel	Baffinland	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation[1]	United States	Netherlands	Canada	China	Poland	Turkey
Principal Activity	Automotive steel finishing	Steel trading and shipping	Development of iron ore mine	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel
Ownership and voting rights at December 31, 2015	50.00%	50.00%	46.08%	49.00%	50.00%	45.33%
Revenue	2,094	2,722	—	152	308	838	6,114
Depreciation and amortization	(58)	(1)	—	(26)	(33)	(20)	(138)
Interest income	—	13	—	1	—	1	15
Interest expense	(31)	(10)	—	(16)	(1)	(7)	(65)
Income tax benefit (expense)	—	(5)	(2)	34	(4)	(17)	6
Net income (loss)	(23)	32	(66)	(88)	14	32	(99)
Other comprehensive income (loss)	—	8	—	—	—	(1)	7
Total comprehensive income (loss)	(23)	40	(66)	(88)	14	31	(92)
Cash dividends received by the Company	22	10	—	—	—	9	41

1.
The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic and Macsteel whose countries of operation are mainly the United States, the United Arab Emirates and China.

Macsteel
Macsteel International Holdings B.V. (“Macsteel”) is a joint venture between Macsteel Holdings Luxembourg S.à r.l. and AMSA which provides the Company with an international network of traders and trading channels including the shipping of steel.
VAMA
Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan Valin which produces steel for high-end applications in the automobile industry. VAMA supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks.
Baffinland
Baffinland is a joint arrangement between ArcelorMittal and Nunavut Iron Ore ("NIO"). Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut (Canada). During 2017, ArcelorMittal’s shareholding in Baffinland decreased from 44.54% to 31.07% following capital calls exclusively fulfilled by NIO, and the conversion of preferred shares held by NIO into equity. As a result, ArcelorMittal recognized a loss on dilution of 22 including the recycling of accumulated foreign exchange translation losses of 52 loss in income (loss) from investments in associates, joint ventures and other investments. In addition, as ArcelorMittal lost joint control but maintained significant influence over Baffinland, the investment was reclassified to an associate (see note 2.4.2).
Calvert
AM/NS Calvert ("Calvert"), a joint venture between the Company and Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), is a steel processing plant in Calvert, Alabama, United States. Calvert had a 6-year agreement to purchase 2 million tonnes of slabs annually from ThyssenKrupp Steel USA ("TK CSA"), an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA had an option to extend the agreement for an additional 3 years on terms that are more favorable to the joint venture, as compared with the initial 6-year period. In December 2017 and in connection with the acquisition of TK CSA by Ternium S.A., the agreement was amended to (i) extend the term of the agreement to December 31, 2020, (ii) make a corresponding reduction in the annual slab purchase obligation so that the aggregate slab purchase obligation over the full term of the agreement remained the same and (iii) eliminated TK CSA’s extension option. The remaining slabs for Calvert's operations are sourced from ArcelorMittal plants in the United States, Brazil

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

and Mexico. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center, and appliance/ HVAC industries.
Tameh
Tameh is a joint venture between ArcelorMittal and Tauron Group including four energy production facilities located in Poland and the Czech Republic. Tameh’s objective is to ensure energy supply to the Company’s steel plants in these countries as well as the utilization of steel plant gases for energy production processes.
Borçelik
Borçelik Çelik Sanayii Ticaret Anonim Şirketi ("Borçelik"), incorporated and located in Turkey, is a joint venture between ArcelorMittal and Borusan Holding involved in the manufacturing and sale of cold-rolled and galvanized flat steel products.
2.4.2 Associates
The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates, as well as the income statement of the Company’s material associates:

	December 31, 2017
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland	Total
Financial statements reporting date	June 30, 2017	September 30, 2017	September 30, 2017	December 31, 2017
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2017	39.02%	33.43%	35.00%	31.07%
Current assets	1,737	1,699	1,967	355	5,758
Non-current assets	1,336	3,096	1,372	1,698	7,502
Current liabilities	1,261	555	889	302	3,007
Non-current liabilities	119	1,121	446	531	2,217
Non-controlling interests	23	136	220	—	379
Net assets attributable to equity holders of the parent	1,670	2,983	1,784	1,220	7,657
Company's share of net assets	652	997	624	379	2,652
Adjustments for differences in accounting policies and other	—	32	(54)	23	1
Other adjustments[2]	183	22	(4)	—	201
Carrying amount in the statements of financial position	835	1,051	566	402	2,854
Revenue	2,944	1,773	2,862	341	7,920
Profit or loss from continuing operations	368	5	122	24	519
Net income (loss)	275	(4)	122	(20)	373
Other comprehensive income (loss)	(1)	(5)	(9)	—	(15)
Total comprehensive income (loss)	274	(9)	113	(20)	358
Cash dividends received by the Company	49	—	18	—	67

1.	The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

2.
Other adjustments correspond to the difference between the carrying amount at December 31, 2017 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

3.
The amount for DHS Group includes an adjustment to align the German GAAP financial information with the Company’s accounting policies and is mainly linked to property, plant and equipment, inventory and pension.

4.	Adjustments in Gonvarri Steel Industries primarily relate to differences in accounting policies regarding revaluation of fixed assets.

5.	Adjustments in Baffinland primarily relate to differences in accounting policies regarding revaluation of fixed assets and locally recognized goodwill.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2016
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Total
Financial statements reporting date	June 30, 2016	September 30, 2016	September 30, 2016
Place of incorporation and operation[1]	Bermuda	Germany	Spain
Principal Activity	Iron and steel manufacturing	Steel manufacturing[3]	Steel manufacturing[4]
Ownership and voting rights at December 31, 2016	46.99%	33.43%	35.00%
Current assets	1,422	1,624	1,481	4,527
Non-current assets	1,504	2,999	1,178	5,681
Current liabilities	1,275	609	608	2,492
Non-current liabilities	240	1,052	299	1,591
Non-controlling interests	47	132	218	397
Net assets attributable to equity holders of the parent	1,364	2,830	1,534	5,728
Company's share of net assets	641	946	537	2,124
Adjustments for differences in accounting policies and other	—	17	(51)	(34)
Other adjustments[2]	(18)	(61)	(11)	(90)
Carrying amount in the statements of financial position	623	902	475	2,000
Revenue	1,751	1,396	2,258	5,405
Profit or loss from continuing operations	123	(91)	145	177
Net income (loss)	83	(96)	145	132
Other comprehensive income (loss)	—	(3)	4	1
Total comprehensive income (loss)	83	(99)	149	133
Cash dividends received by the Company	—	—	16	16

1.	The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

2.
Other adjustments correspond to the difference between the carrying amount at December 31, 2016 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

3.
The amount for DHS Group includes an adjustment to align the German GAAP financial information with the Company’s accounting policies, and is mainly linked to property, plant and equipment, inventory and pension.

4.	Adjustments in Gonvarri Steel Industries primarily relate to differences in accounting policies regarding revaluation of fixed assets.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2015
Associates	China Oriental	DHS Group	Gestamp[2]	Gonvarri Steel Industries	Stalprodukt S.A.[2]	Total
Financial statements reporting date	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2015	September 30, 2015
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights at December 31, 2015 *	46.99%	33.43%	35.00%	35.00%	28.47%
Revenue	1,768	1,603	5,642	2,194	628	11,835
Profit or loss from continuing operations	6	(47)	169	102	61	291
Net income (loss)	10	(45)	109	102	47	223
Other comprehensive income (loss)	(1)	—	(35)	(53)	—	(89)
Total comprehensive income (loss)	9	(45)	74	49	47	134
Cash dividends received by the Company	—	4	15	14	—	33

1.	The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

2.	Date of the latest available financial statements is September 30, 2015.

*	The ownership stake is equal to the voting rights percentage, except for Stalprodukt S.A. whose voting rights correspond to 28.26%.

China Oriental
China Oriental Group Company Limited (“China Oriental”) is a Chinese integrated iron and steel company listed on the Hong Kong Stock Exchange (“HKEx”). On April 29, 2014, China Oriental’s shares were suspended from trading as a consequence of China Oriental not meeting the minimum free float listing requirement of 25% of the HKEx. In order to restore the minimum free float, the Company sold a 17.40% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. The Company had not derecognized the 17.40% stake in China Oriental as it retained its exposure to significant potential risks and rewards of the investment through the put options. On April 30, 2014, Deutsche Bank exercised its put option with respect to a 7.50% stake in China Oriental. Simultaneously, the Company sold this investment to Macquarie Bank and entered into a put option arrangement with the latter maturing on April 30, 2015. On April 30, 2015, both put options were exercised, resulting in a decrease of accrued expenses and other liabilities and prepaid expenses and other current assets by 96 and 112, respectively. On January 27, 2017, in order to restore the minimum free float requirement, China Oriental issued 586,284,000 new shares resulting in a decrease of the Company’s interest from 46.99% to 39.02%. As a result, ArcelorMittal recorded a loss of 67 upon dilution partially offset by a gain of 23 following the recycling of accumulated foreign exchange translation gains from other comprehensive income to income (loss) from investments in associates, joint ventures and other investments. The trading of China Oriental’s shares, which had been suspended since April 29, 2014, resumed on February 1, 2017.
DHS Group
DHS - Dillinger Hütte Saarstahl AG (“DHS Group”), incorporated and located in Germany, is a leading producer of heavy steel plates, cast slag pots and semi-finished products, such as pressings, pressure vessel heads and shell sections in Europe. The DHS Group also includes a further rolling mill operated by Dillinger France in Dunkirk (France).
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

On February 1, 2016, ArcelorMittal completed the sale of its 35.00% stake in Gestamp to the majority shareholder, the Riberas family, for total cash consideration of €875 million (971). The gain on disposal was recorded in income (loss) from investments in associates, joint ventures and other investments and amounted to 329 including the reclassification of the accumulated foreign exchange translation losses and unrealized losses on derivative financial instruments from other comprehensive income to the statements of operations of 90 and 12, respectively. In addition to the cash consideration, ArcelorMittal received a payment of €10 million (11) for the 2015 dividend. ArcelorMittal has continued its supply relationship with Gestamp through its 35.00% shareholding in Gonvarri Steel Industries, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri Steel Industries for processing before they pass to Gestamp and other customers. Further, ArcelorMittal continues to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.
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

2.4.3 Other associates and joint ventures that are not individually material
The Company has interests in a number of other joint ventures and associates, none of which are regarded as individually material. The following table summarizes the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2017		December 31, 2016
	Associates	Joint Ventures	Associates	Joint Ventures
Carrying amount of interests in associates and joint ventures	337	644	291	499
Share of:
Income (loss) from continuing operations	16	23	56	(2)
Other comprehensive income (loss)	—	10	(2)	1
Total comprehensive income (loss)	16	33	54	(1)
The Company’s unrecognized share of accumulated losses in AM RZK amounted to nil, for the years ended December 31, 2017, 2016, and 7 for the year ended December 31, 2015. The Company’s unrecognized share of accumulated losses in ArcelorMittal Algérie amounted to 0 and 8 for the years ended December 31, 2016 and December 31, 2015, respectively. ArcelorMittal Algérie was sold on August 7, 2016 (see note 2.3).
In 2016, the Company’s share of net losses reduced the carrying amount of its 40.80% interest in the joint venture ArcelorMittal Tubular Products Jubail (“Al Jubail”) to nil. Furthermore, the Company granted shareholder loans to Al Jubail for 140 and 168 as of December 31, 2017 and 2016, respectively. During 2016, the Company's share of additional losses of 19 were recognized against its shareholder loans reducing the carrying amount of such loans to 149 at December 31, 2016. During 2017, losses were recognized against the Company's carrying amount and shareholder loans in Al Jubail, reducing the total to 152 at December 31, 2017.
2.4.4 Impairment of associates and joint ventures
For the years ended December 31, 2017 and 2016, the Company identified an impairment indicator with respect to its shareholder loans in Al Jubail. Accordingly, it performed a value in use calculation and concluded the carrying amount of the

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

investment and shareholder loans was recoverable. For the remaining investments, the Company concluded there were no impairment triggers.
For the year ended December 31, 2016, the Company recorded an impairment charge of 14 of its shareholder loan to Kalagadi, and 14 of the Company’s 28.24% interest in Comvex, a deep sea harbor facility on the Black Sea in Romania for the year ended December 31, 2016. For the remaining investments, the Company concluded there were no impairment triggers.
For the year ended December 31, 2015, the Company tested for impairment its investment in Kalagadi Manganese (Proprietary) Limited (“Kalagadi Manganese”), a joint venture between ArcelorMittal and Kalahari Resource (Proprietary) Ltd that is engaged in exploring, mining, ore processing, and smelting manganese in the Kalahari Basin in South Africa, and determined that the value in use was lower than the carrying amount. In determining the value in use, the Company estimated its share in the present value (using a pre-tax discount rate of 12.48%) of the projected future cash flows expected to be generated over the current life-of-the-mine plan or long term production plan. The key assumptions for the value in use calculations are primarily the discount rates, capital expenditure, expected changes to average selling prices, shipments and direct costs during the period. Based on the analysis of value in use, the Company recognized an impairment charge of 283 in income (loss) from investments in associates, joint ventures and other investments (see note 2.6) for the full carrying amount of the investment (205) and loans (78) as a result of a downward revision of cash flow projections resulting from the expectation of the persistence of a lower manganese price outlook. For the year ended December 31, 2016, the Company’s unrecognized share of accumulated losses in Kalagadi Manganese was 9.
In addition, for the year ended December 31, 2015, the Company recorded an impairment charge of 69 in respect of its investment in Uttam Galva Steels Ltd (“Uttam Galva”) (a manufacturer of cold rolled steel and galvanized steel based in India in which the Company holds a 29.00% interest). In determining the value in use of its investment in Uttam Galva, the Company estimated its share in the present value (using a pre-tax discount rate of 13.91%) of the projected future cash flows expected to be generated by operations. The value in use was based on cash flows for a period of five years, which were extrapolated for the remaining years based on an estimated growth rate not exceeding the average long-term growth rate for the relevant markets. In addition to the impairment of the carrying amount, the Company recorded an impairment charge on the loans related to Uttam Galva for 69 and an impairment charge of 22 in respect of its 25.00% interest in the Northern Cape Iron Ore Mining Project, an associate in South Africa.
The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates, nor are there any contingent liabilities incurred jointly with other investors. See note 8.3 for disclosure of commitments related to associates and joint ventures.
2.4.5 Investments in joint operations
The Company had investments in the following joint operations as of December 31, 2017 and 2016:
Peña Colorada
Peña Colorada is an iron ore mine located in Mexico in which ArcelorMittal holds a 50.00% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility.
Hibbing Taconite Mines
The Hibbing Taconite Mines in which the Company holds a 62.31% interest are iron ore mines located in the USA and operations consist of open pit mining, crushing, concentrating and pelletizing.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2.5 Other investments
The Company holds the following other investments:

	December 31,
	2017	2016
Available-for-sale securities (at fair value)	1,444	894
Investments accounted for at cost	27	32
Total	1,471	926
The Company’s material available-for-sale investments at December 31, 2017 and 2016 are the following:
Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)
As of December 31, 2017 and 2016, the fair value of ArcelorMittal’s stake in Erdemir amounted to 1,118 and 618, respectively. Unrealized gains (losses) recognized in other comprehensive income were 658 and 183 for the year ended December 31, 2017 and 2016, respectively. During the fourth quarter of 2015, the fair value of Erdemir decreased below the fair value at which the Company previously recorded an impairment charge and accordingly, the Company recorded an additional impairment charge of 101 in income (loss) from investments in associates, joint ventures and other investments for the year ended December 31, 2015.
Stalprodukt S.A.
Following the sale of 729,643 shares including the subsequent capital reduction of Stalprodukt S.A. during the first six months of 2016, for total cash consideration of 46, ArcelorMittal’s ownership interest and voting rights in Stalprodukt S.A. decreased from 28.47% to 21.20% and from 28.26% to 11.61%, respectively. As a result of the loss of significant influence, the Company discontinued the accounting for its investment under the equity method and reclassified its interest as available-for-sale within other investments in the statements of financial position (see note 2.4). The Company recorded an aggregate loss on disposal of 26 in income (loss) from investments in associates, joint ventures and other investments including a loss of 13 with respect to the above mentioned transaction, a loss of 13 with respect to the fair value remeasurement of the remaining interest of 21.20% and a loss of 11 and a gain of 11 resulting from the reclassification of the accumulated foreign exchange translation losses and unrealized gains on derivative financial instruments from other comprehensive income to the statements of operations, respectively.
As of December 31, 2017 and 2016, the fair value of ArcelorMittal’s stake in Stalprodukt S.A. was 171 and 148, respectively. Unrealized gains recognized in other comprehensive income were 77 and 66 for the year ended December 31, 2017 and 2016, respectively.
Gerdau
On July 14, 2015, ArcelorMittal entered into a share swap agreement with Gerdau whereby ArcelorMittal exchanged unlisted shares of Gerdau against listed shares and a cash consideration of 28. The share swap resulted in a gain of 55 recorded as income (loss) from investments in associates, joint ventures and other investments. The unlisted shares were accounted for at cost, whereas the shares listed on an exchange are accounted for at fair value. As of December 31, 2017 and 2016, the fair value of ArcelorMittal’s stake in Gerdau was 112 and 99. Unrealized gains recognized in other comprehensive income were 42 and 38 for the year ended December 31, 2017 and 2016, respectively.
At December 31, 2017 and 2016, the Company reviewed its investments in Erdemir, Gerdau and Stalprodukt S.A. for impairment and concluded there were no impairment triggers.
Unconsolidated structured entities
ArcelorMittal has operating lease arrangements for six vessels (Panamax Bulk Carriers) involving structured entities whose main purpose is to hold legal title of the six vessels and to lease them to the Company. Such entities are wholly-owned and controlled by a financial institution and are funded through equity instruments by the financial institution. Operating lease arrangements began for five vessels in 2013 and for a sixth vessel in 2014.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The aforesaid operating leases have been agreed for a 12 year period, during which the Company is obliged to pay the structured entities minimum fees equivalent to approximately 4 per year and per vessel. In addition, ArcelorMittal holds call options to buy each of the six vessels from the structured entities at pre-determined dates and prices as presented in the table below. The structured entities hold put options enabling them to sell each of the vessels at the end of the lease terms at 6 each to the Company.

	Call option strike prices
Exercise dates	at the 60th month	at the 72nd month	at the 84th month	at the 96th month	at the 108th month	at the 120th month	at the 132nd month	at the 144th month
Amounts per vessel [1]
First four vessels	28	26	25	23	21	19	17	14
Fifth vessel	29	27	26	24	22	20	17	14
Sixth vessel	31	30	28	27	26	24	20	14

1.	If the actual fair value of each vessel is higher than the strike price at each of the exercise dates, ArcelorMittal is obliged to share 50% of the gain with the structured entities.
In addition, pursuant to these arrangements, the Company had a receivable (classified as “Other assets”) of 26 and 30 at December 31, 2017 and 2016, respectively, which does not bear interest, is forgiven upon default and will be repaid by the structured entities quarterly in arrears throughout the lease term. The outstanding balance will be used to offset payment of any interim call options, if exercised.

2.6 Income (loss) from investments in associates, joint ventures and other investments
Income (loss) from investments in associates, joint ventures and other investments consisted of the following:

	Year Ended December 31,
	2017	2016	2015
Share in net earnings of equity-accounted companies	537	207	(59)
Impairment charges	(26)	(28)	(565)
Gain (loss) on disposal	(117)	377	46
Dividend income	54	59	76
Total	448	615	(502)

For the year ended December 31, 2017, impairment charges include 17 and 9 relating to the write down of receivables from associates and joint ventures.
For the year ended December 31, 2016, impairment charges include 14 and 14 relating to Kalagadi (see note 2.4.4) and Comvex, respectively.
For the year ended December 31, 2015, impairment charges include mainly impairments in connection with the Company’s investments in Kalagadi, Uttam Galva (see note 2.4.4), Northern Cape Iron Ore Mining Project, and the Company’s investment in Erdemir (see note 2.5).
For the year ended December 31, 2017, gain (loss) on disposal includes a gain of 133 (the cash settlement occurs through three annual installments of 44 and the first one was completed on August 7, 2017) and disposal of the Company's 21% shareholding in Empire Iron Mining Partnership ("EIMP"), a loss of 44 on dilution of the Company's share in China Oriental (see note 2.4), a loss of 22 on dilution of the Company's interest in Baffinland (see note 2.4), a loss of 187 as a result of the reclassification of the accumulated foreign exchange translation losses from other comprehensive income to the statements of operations following the completion of the sale of the Company's 50% shareholding in Kalagadi to Kgalagadi Alloys (Proprietary) Limited on August 25, 2017. As per sales agreement signed on October 21, 2016, ArcelorMittal receives a contingent consideration to be paid during the life of the mine, which is capped at 150 and contingent upon the financial performance of the mine and cash flow availability.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

For the year ended December 31, 2016, gain (loss) on disposal mainly includes a gain of 329 relating to the disposal of Gestamp (see note 2.4), a loss of 26 relating to the disposal of Stalprodukt S.A. shares (see note 2.5) and a gain of 74 following the sale of its 10.08% interest in Hunan Valin to a private equity fund. The Company transferred the Hunan Valin shares and simultaneously received the full proceeds of 165 (RMB1,103 million) on September 14, 2016.
For the year ended December 31, 2015, gain (loss) on disposal mainly includes a net gain of 55 relating to the Gerdau share swap (see note 2.5).

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
These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and certain equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:

•
NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•
Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;

•
Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•	ACIS produces a combination of flat, long and tubular products. Its facilities are located in Africa and the Commonwealth of Independent States; and

•
Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, United States, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following table summarizes certain financial data for ArcelorMittal’s operations by reportable segments.

	NAFTA	Brazil	Europe	ACIS	Mining	Others [1]	Elimination	Total
Year ended December 31, 2015
Sales to external customers	17,225	7,954	31,586	5,932	824	57	—	63,578
Intersegment sales [2]	68	549	307	196	2,563	311	(3,994)	—
Operating income (loss)	(705)	628	171	(624)	(3,522)	(140)	31	(4,161)
Depreciation and amortization	616	336	1,192	408	614	26	—	3,192
Impairment	526	176	398	294	3,370	—	—	4,764
Capital expenditures	392	422	1,045	365	476	7	—	2,707
Year ended December 31, 2016
Sales to external customers	15,769	5,526	28,999	5,675	781	41	—	56,791
Intersegment sales [2]	37	697	273	210	2,333	260	(3,810)	—
Operating income (loss)	2,002	614	1,270	211	366	(208)	(94)	4,161
Depreciation and amortization	549	258	1,184	311	396	23	—	2,721
Impairment	—	—	49	156	—	—	—	205
Capital expenditures	445	237	951	397	392	22	—	2,444
Year ended December 31, 2017
Sales to external customers	17,893	6,571	35,825	7,323	985	82	—	68,679
Intersegment sales [2]	104	1,184	383	298	3,048	303	(5,320)	—
Operating income (loss)	1,185	697	2,359	508	991	(288)	(18)	5,434
Depreciation and amortization	518	293	1,201	313	416	27	—	2,768
Impairment	—	—	—	206	—	—	—	206
Capital expenditures	466	263	1,143	427	495	25	—	2,819

1.	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.

2.	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income (loss) to net income (loss) (including non-controlling interests) is as follows:

	Year ended December 31,
	2017	2016	2015
Operating income (loss)	5,434	4,161	(4,161)
Income/ (loss) from investments in associates and joint ventures	448	615	(502)
Financing costs - net	(875)	(2,056)	(2,858)
Income (loss) before taxes	5,007	2,720	(7,521)
Income tax expense	432	986	902
Net income/ (loss) (including non-controlling interests)	4,575	1,734	(8,423)
The Company does not regularly provide a measure of total assets and liabilities for each reportable segment to the CODM.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Sales (by destination)

	Year ended December 31,
	2017	2016	2015
Americas
United States	14,367	12,284	13,619
Brazil	4,149	3,506	3,809
Canada	3,034	2,818	2,913
Mexico	2,251	1,806	1,913
Argentina	1,230	858	1,370
Venezuela	68	105	1,334
Others	937	830	951
Total Americas	26,036	22,207	25,909

Europe
Germany	5,933	4,768	5,473
France	4,051	3,655	3,743
Spain	3,751	3,015	3,406
Poland	3,746	2,997	3,023
Italy	2,711	2,067	2,278
Turkey	1,937	1,789	1,962
Czech Republic	1,400	1,107	1,476
United Kingdom	1,370	1,159	1,246
Russia	1,204	688	638
Belgium	1,129	929	1,108
Netherlands	1,117	1,030	867
Romania	621	526	583
Others	4,948	3,886	4,024
Total Europe	33,918	27,616	29,827

Asia & Africa
South Africa	2,560	2,026	2,111
Egypt	310	499	404
Morocco	596	498	533
Rest of Africa	1,033	658	945
China	622	549	557
Kazakhstan	392	350	456
South Korea	259	184	242
India	163	85	197
Rest of Asia	2,790	2,119	2,397
Total Asia & Africa	8,725	6,968	7,842

Total	68,679	56,791	63,578
Revenues from external customers attributed to the country of domicile (Luxembourg) were 111, 88 and 85 for the years ended December 31, 2017, 2016 and 2015, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Non-current assets1 per significant country:

	December 31,
	2017	2016
Americas
Canada	5,368	5,208
Brazil	4,466	4,471
United States	4,029	4,209
Mexico	978	906
Argentina	137	152
Venezuela	100	43
Others	20	21
Total Americas	15,098	15,010

Europe
France	4,738	4,194
Belgium	2,827	2,458
Germany	2,737	2,395
Poland	2,421	2,112
Ukraine	2,077	2,110
Spain	2,035	1,797
Luxembourg	1,277	1,142
Romania	633	573
Czech Republic	621	585
Bosnia and Herzegovina	202	182
Italy	171	158
Others	264	236
Total Europe	20,003	17,942

Asia & Africa
Kazakhstan	1,322	1,223
South Africa	677	788
Morocco	103	104
Liberia	93	49
Others	119	116
Total Asia & Africa	2,314	2,280

Unallocated assets	21,137	17,663
Total	58,552	52,895

1.
Non-current assets do not include goodwill (as it is not allocated to the individual countries), deferred tax assets, investment in associate and joint ventures, other investments and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

3.3    Sales by type of products
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others mainly includes non-steel sales and services.

	Year ended December 31,
	2017	2016	2015
Flat products	43,065	34,215	36,226
Long products	13,685	12,104	13,996
Tubular products	1,810	1,500	2,809
Mining products	985	781	824
Others	9,134	8,191	9,723
Total	68,679	56,791	63,578
NOTE 4: OPERATING DATA
4.1    Revenue
Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns and other similar allowances.
Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, no longer retains control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.
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
4.2    Cost of sales
Cost of sales includes the following components:

	Year ended December 31,
	2017	2016	2015
Materials	42,813	34,276	41,788
Labor costs [1]	8,842	7,572	9,125
Logistic expenses	4,161	3,760	4,252
Depreciation and amortization	2,768	2,721	3,192
Impairment	206	205	4,764
Other	2,086	1,894	2,075
Total	60,876	50,428	65,196

1.	In 2016, labor costs include an 832 gain relating to changes in post-employment benefit plans in the US (see note 7.2).

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
ArcelorMittal’s policy is to record an allowance and a charge in selling, general and administrative expense when a specific account is deemed uncollectible and to provide for each receivable overdue by more than 180 days; an allowance is utilized when there is legal evidence that the receivable will not be collected. Based on historical experience, such receivables are generally not recoverable, unless it can be clearly demonstrated that the receivable is still collectible. Estimated unrecoverable amounts of trade receivables between 60 days and 180 days overdue are provided for based on past historic loss rate.
Trade accounts receivable and allowance for doubtful accounts

	December 31,
	2017	2016
Gross amount	4,056	3,158
Allowance for doubtful accounts	(193)	(184)
Total	3,863	2,974
The carrying amount of the trade accounts receivable and other approximates their fair value. Before granting credit to any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers the credit terms must be approved by the credit committees of each reportable segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade accounts receivable.

Exposure to credit risk by reportable segment
The maximum exposure to credit risk for trade accounts receivable by reportable segment is as follows:

	December 31,
	2017	2016
NAFTA	343	308
Brazil	857	693
Europe	2,052	1,464
ACIS	546	395
Mining	65	114
Total	3,863	2,974

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Aging of trade accounts receivable

	December 31,			December 31,
	2017			2016
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	3,134	(4)	3,130	2,476	(6)	2,470
Overdue 1-30 days	538	(9)	529	292	(1)	291
Overdue 31-60 days	106	(1)	105	63	(1)	62
Overdue 61-90 days	34	—	34	32	(1)	31
Overdue 91-180 days	46	(13)	33	50	(6)	44
More than 180 days	198	(166)	32	245	(169)	76
Total	4,056	(193)	3,863	3,158	(184)	2,974
The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2014	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2015
175	41	(19)	(27)	170
Balance as of December 31, 2015	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2016
170	34	(25)	5	184
Balance as of December 31, 2016	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2017
184	34	(38)	13	193
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
4.4    Inventories
Inventories are carried at the lower of cost or net realizable value. Cost is determined using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost, inclusive of freight, shipping, handling as well as any other costs incurred in bringing the inventories to their present location and condition. Interest charges, if any, on purchases have been recorded as financing costs. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the consolidated statements of operations.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,239 and 1,097 as of December 31, 2017 and 2016, respectively, are comprised of the following:

	December 31,
	2017	2016
Finished products	6,321	4,861
Production in process	4,049	3,264
Raw materials	5,883	5,141
Manufacturing supplies, spare parts and other	1,733	1,468
Total	17,986	14,734
Note 4.2 discloses the cost of inventories (materials) recognized as an expense during the year.
The movement in the inventory reserve is as follows:

Balance as of December 31, 2014	Additions [1]	Deductions / Releases [2]	Foreign exchange and others	Balance as of December 31, 2015
1,293	1,256	(637)	(205)	1,707
Balance as of December 31, 2015	Additions [1]	Deductions / Releases [2]	Foreign exchange and others	Balance as of December 31, 2016
1,707	473	(964)	(119)	1,097
Balance as of December 31, 2016	Additions [1]	Deductions / Releases [2]	Foreign exchange and others	Balance as of December 31, 2017
1,097	442	(404)	104	1,239

1.	Additions refer to write-downs of inventories including those utilized or written back during the same financial year.

2.	Deductions/releases correspond to write-backs and utilizations related to the current and prior periods.

4.5    Prepaid expenses and other current assets

	December 31,
	2017	2016
VAT receivables	822	672
Prepaid expenses and non-trade receivables	321	369
Financial amounts receivable	219	118
Income tax receivable	176	111
Receivables from public authorities	147	67
Receivables from sale of financial and intangible assets	118	34
Derivative financial instruments	87	243
Other [1]	41	51
Total	1,931	1,665

1.	Other includes mainly advances to employees, accrued interest and other miscellaneous receivables.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

4.6    Other assets
Other assets consisted of the following:

	December 31,
	2017	2016
Derivative financial instruments (see Note 6.1.5.)	995	189
Financial amounts receivable	345	297
Long-term VAT receivables	198	196
Cash guarantees and deposits	190	187
Receivables from public authorities	173	136
Accrued interest	96	91
Receivables from sale of financial and intangible assets	93	43
Income tax receivable	14	55
Other [1]	130	159
Total	2,234	1,353

1.	Other mainly includes assets in pension funds and other amounts receivable.

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

4.8    Accrued expenses and other liabilities
Accrued expenses and other liabilities are comprised of the following as of:

	December 31,
	2017	2016
Accrued payroll and employee related expenses	1,787	1,560
Accrued interest and other payables	794	781
Payable from acquisition of intangible, tangible & financial assets	943	833
Other amounts due to public authorities	587	504
Derivative financial instruments	325	226
Unearned revenue and accrued payables	69	39
Total	4,505	3,943

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS

5.1    Goodwill and intangible assets
The carrying amounts of goodwill and intangible assets are summarized as follows:

	December 31,
	2017	2016
Goodwill on acquisitions	5,294	5,248
Concessions, patents and licenses	275	252
Customer relationships and trade marks	118	120
Other	50	31
Total	5,737	5,651
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
Goodwill acquired in business combinations for each of the Company’s operating segments is as follows:

	December 31, 2015	Foreign exchange differences and other movements	Divestments[1]	December 31, 2016
NAFTA	2,209	6	(13)	2,202
Brazil	1,426	242	—	1,668
Europe	547	(16)	(2)	529
ACIS	961	(112)	—	849
Total	5,143	120	(15)	5,248

1.	See note 2.3.1

	December 31, 2016	Foreign exchange differences and other movements[1]	Divestments	December 31, 2017
NAFTA	2,202	47	—	2,249
Brazil	1,668	(28)	—	1,640
Europe	529	53	—	582
ACIS	849	(26)	—	823
Total	5,248	46	—	5,294

1.	The movements for Brazil includes 2 related to Sumaré acquisition (please refer to note 2.2.4)

Intangible assets
Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are initially recorded at fair value at the date of the business combination. These primarily include the cost of technology and licenses purchased from third parties and operating authorizations granted by governments or other public bodies (concessions). Intangible assets are amortized on a straight-line basis over their estimated economic useful lives, which typically do not exceed five years. Amortization is included in the consolidated statements of operations as part of cost of sales.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, Czech Republic, France, Germany, Luxembourg, Poland, Romania and Spain. ArcelorMittal's operations in Ontario, Canada are subject to the “Climate Change Mitigation and Low-carbon Economy Act, 2016”, a cap and trade program regulation effective from July 1, 2016. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded at nil value and purchased emission rights are recorded at cost.
Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2015	730	1,077	36	1,843
Acquisitions	5	—	30	35
Disposals	(2)	—	(5)	(7)
Foreign exchange differences	(1)	22	(1)	20
Transfers and other movements[1]	15	3	(4)	14
Fully amortized intangible assets [2]	(71)	(2)	—	(73)
At December 31, 2016	676	1,100	56	1,832
Acquisitions	6	21	34	61
Disposals	(1)	—	—	(1)
Foreign exchange differences	83	97	9	189
Transfers and other movements [1]	20	(1)	(3)	16
Fully amortized intangible assets [2]	(18)	(3)	—	(21)
At December 31, 2017	766	1,214	96	2,076

Accumulated amortization and impairment losses
At December 31, 2015	464	907	23	1,394
Amortization charge	28	60	5	93
Foreign exchange differences	3	15	(1)	17
Transfers and other movements	—	—	(2)	(2)
Fully amortized intangible assets [2]	(71)	(2)	—	(73)
At December 31, 2016	424	980	25	1,429
Amortization charge	31	31	16	78
Foreign exchange differences	58	89	5	152
Transfers and other movements	(4)	(1)	—	(5)
Fully amortized intangible assets [2]	(18)	(3)	—	(21)
At December 31, 2017	491	1,096	46	1,633

Carrying amount
At December 31, 2016	252	120	31	403
At December 31, 2017	275	118	50	443

1.	Transfers and other movements correspond mainly to transfer from assets under construction into patents and licenses in 2017 and 2016.

2.	Fully amortized assets correspond mainly to licenses in 2017 and 2016.
Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 278, 239 and 227 for the years ended December 31, 2017, 2016, and 2015, respectively and were recognized in selling, general and administrative expenses.

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
The Company’s annual review of useful lives leverages on the experience gained from an in-depth review performed every five years, any significant change in the expected pattern of consumption embodied in the asset, and the specialized knowledge of ArcelorMittal’s network of chief technical officers. The chief technical officer network includes engineers with facility-specific expertise related to plant and equipment used in the principal production units of the Company’s operations. The most recent in-depth review took place in 2014, during which the Company performed a review of the useful lives of its assets and determined its maintenance and operating practices enabled an extension of the useful lives of plant and equipment. In performing this review, the Company gathered and evaluated data, including commissioning dates, designed capacities, maintenance records and programs, and asset performance history, among other attributes. In accordance with IAS 16, Property, Plant and Equipment, the Company considered this information at the level of components significant in relation to the total cost of the item of plant and equipment. Other factors the Company considered in its determination of useful lives included the expected use of the assets, technical or commercial obsolescence, and operational factors that led to improvements in monitoring and process control that contribute to longer asset lives. In addition, the Company considered the accumulated technical experience and knowledge sharing programs that allowed for the exchange of best practices within the chief technical officer network and the deployment of these practices across the Company’s principal production units.
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
Production stripping costs are incurred to extract the ore in the form of inventories and/or to improve access to an additional component of an ore body or deeper levels of material. Production stripping costs are accounted for as inventories to the extent the benefit from production stripping activity is realized in the form of inventories. Production stripping costs are recognized as a non-current asset (“stripping activity assets”) to the extent it is probable that future economic benefit in terms of improved access to ore will flow to the Company, the components of the ore body for which access has been improved can be identified and the costs relating to the stripping activity associated with that component can be measured reliably.
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

•	researching and analyzing historical exploration data;

•	conducting topographical, geological, geochemical and geophysical studies;

•	carrying out exploratory drilling, trenching and sampling activities;

•	drilling, trenching and sampling activities to determine the quantity and grade of the deposit;

•	examining and testing extraction methods and metallurgical or treatment processes; and

•	detailed economic feasibility evaluations to determine whether development of the reserves is commercially justified and to plan methods for mine development.
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
Biological assets are measured at their fair value, net of estimated costs to sell at the time of harvest. The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing trees. The average sales price was estimated based on domestic market prices. In determining the fair value of biological assets, a discounted cash flow model was used, with a harvest cycle of 6 to 7 years.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Property, plant and equipment and biological assets are summarized as follows:

	Land, buildings and Improvements	Machinery, equipment and other [2]	Construction in progress	Mining Assets	Total
Cost
At December 31, 2015	11,732	43,934	3,510	3,659	62,835
Additions	16	299	2,074	37	2,426
Foreign exchange differences	(606)	(1,122)	(57)	(13)	(1,798)
Disposals	(129)	(1,386)	(24)	(4)	(1,543)
Divestments (note 2.3)	(64)	(186)	(4)	—	(254)
Transfers to assets held for sale (note 2.3)	(3)	(97)	(18)	—	(118)
Other movements [1]	162	1,875	(2,224)	72	(115)
At December 31, 2016	11,108	43,317	3,257	3,751	61,433
Additions	90	357	2,441	50	2,938
Foreign exchange differences	1,629	5,560	154	—	7,343
Disposals	(97)	(853)	(7)	(1)	(958)
Divestments (note 2.3)	(7)	(40)	—	—	(47)
Transfers to assets held for sale (note 2.3)	(21)	(95)	—	—	(116)
Other movements [1]	143	1,928	(2,113)	75	33
At December 31, 2017	12,845	50,174	3,732	3,875	70,626

Accumulated depreciation and impairment
At December 31, 2015	3,344	20,220	1,060	2,431	27,055
Depreciation charge for the year	339	2,178	—	111	2,628
Impairment (note 5.3)	(14)	219	—	—	205
Disposals	(103)	(1,336)	(24)	(9)	(1,472)
Foreign exchange differences	(414)	(1,083)	(15)	(1)	(1,513)
Divestments (note 2.3)	(14)	(168)	—	—	(182)
Transfers to assets held for sale (note 2.3)	—	(63)	—	—	(63)
Other movements [1]	—	13	(28)	(41)	(56)
At December 31, 2016	3,138	19,980	993	2,491	26,602
Depreciation charge for the year	329	2,249	—	112	2,690
Impairment (note 5.3)	10	196	—	—	206
Disposals	(61)	(820)	(1)	—	(882)
Foreign exchange differences	940	4,080	18	2	5,040
Divestments (note 2.3)	(4)	(39)	—	—	(43)
Transfers to assets held for sale (note 2.3)	(18)	(64)	—	—	(82)
Other movements [1]	22	118	(22)	6	124
At December 31, 2017	4,356	25,700	988	2,611	33,655

Carrying amount
At December 31, 2016	7,970	23,337	2,264	1,260	34,831
At December 31, 2017	8,489	24,474	2,744	1,264	36,971

1.	Other movements predominantly represent transfers from construction in progress to other categories and retirement of fully amortized assets.

2.	Machinery, equipment and other includes biological assets of 36 and 49 as of December 31, 2017 and 2016, respectively, and bearer plants of 35 and 36 as of December 31, 2017 and 2016, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The carrying amount of temporarily idle property, plant and equipment at December 31, 2017 and 2016 was 325 and 359 including 297 and 298 in Brazil, 6 and 43 in NAFTA and 22 and 18 in the Europe segment, respectively.
The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 51 and 75 at December 31, 2017 and 2016, respectively. Such assets are carried at their recoverable amount.
Lease arrangements
The Company may enter into arrangements that do not take the legal form of a lease, but may contain a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement depends on the use of a specific asset and

•	The arrangement conveys a right to use the asset.
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
The carrying amount of capitalized leases was 415 and 467 as of December 31, 2017 and 2016, respectively including 364 and 421 related to machinery and equipment and 51 and 46 to buildings, respectively.
The total future minimum lease payments related to finance leases for the year ended December 31, 2017 were as follows:

2018	144
2019 – 2022	440
2023 and beyond	160
Total minimum lease commitments	744
Less: future finance charges	256
Present value of minimum lease payments	488
The total future minimum lease payments related to finance leases for the year ended December 31, 2016 were as follows:

2017	133
2018 – 2021	467
2022 and beyond	221
Total minimum lease commitments	821
Less: future finance charges	292
Present value of minimum lease payments	529
The present value of the future minimum lease payments was 488 and 529 for the year ended December 31, 2017 and 2016, respectively. The 2017 calculation is based on an average discount rate of 13.2% (13.1% in 2016) considering maturities from 1 to 14 years (from 1 to 15 years in 2016) including the renewal option when intended to be exercised.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

5.3    Impairment of intangible assets, including goodwill, and tangible assets
Impairment charges recognized, were as follows:

	Year ended December 31,
Type of asset	2017	2016	2015
Goodwill	—	—	854
Intangible assets	—	—	157
Tangible assets	206	205	3,753
Total	206	205	4,764
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
The recoverable amounts of the GCGUs are mainly determined based on their value in use. The value in use of each GCGU is determined by estimating future cash flows. The 2017 impairment test of goodwill did not include the GCGU corresponding to the Mining segment as goodwill allocated to this GCGU was fully impaired in 2015. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. In addition, with respect to raw material price assumptions, the Company applied a range of $57 /t to $67 /t for iron ore and $118 /t to $168 /t for coking coal. Cash flow forecasts adjusted for the risks specific to the tested assets are derived from the most recent financial plans approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.
Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	NAFTA	Brazil	Europe	ACIS
GCGU weighted average pre-tax discount rate used in 2017 (in %)	11.9	15.6	11.0	16.3
GCGU weighted average pre-tax discount rate used in 2016 (in %)	11.7	16.0	10.9	18.7
Once recognized, impairment losses for goodwill are not reversed.
There was no impairment charge recognized with respect to goodwill following the Company’s impairment test as of October 31, 2017. The total value in use calculated for all GCGUs increased overall in 2017 as compared to 2016.
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
ACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. ACIS is significantly self-sufficient in raw materials. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. ACIS is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth. Discount rates may be affected by changes in countries’ specific risks; such risk premium decreased in 2017 in the case of Ukraine due to improved political and market conditions. The ACIS value in use model anticipates a limited increase in sales volumes in 2018 compared to 2017 (13.1 million tonnes for the year ended December 31, 2017) and marginal improvements thereafter. Average selling prices in the model are expected to increase in 2018 due to higher international raw material prices and stabilize subsequently in line with such long-term prices.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The Brazil segment produces a combination of flat and long products. Its facilities are mainly located in Brazil and Argentina. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth. Discount rates may be affected by changes in countries’ specific risks, in particular in Brazil, whose economy starts however a turnaround with improved market conditions leading to higher steel prices and higher steel consumption, particularly in the automotive industry whereas some weakness remains in the construction business. The Brazil value in use model anticipates a marginal increase in sales volumes in 2018 compared to 2017 (10.8 million tonnes for the year ended December 31, 2017), a slight decrease in 2019 and continuous improvements thereafter. Average selling prices in the model are expected to increase in 2018 following higher raw material prices and adjust to a stable but lower level subsequently.
The following changes in key assumptions in projected earnings in every year of initial five-year period and perpetuity, at the GCGU level, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal respective carrying value as of the impairment test date (i.e.: October 31, 2017 and 2016).

	2017		2016
	ACIS	Brazil	ACIS	Brazil
Excess of recoverable amount over carrying amount	272	1,307	705	555
Increase in pre-tax discount rate (change in basis points)	72	140	191	93
Decrease in average selling price (change in %)	0.49	1.37	1.72	1.03
Decrease in shipments (change in %)	2.16	4.11	5.10	2.36
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
In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2017, the Company determined it has 59 cash-generating units.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Impairment charges relating to property, plant and equipment were as follows for the years ended December 31, 2017, 2016 and 2015:
2017
In 2017, the Company recognized a total impairment charge related to property, plant and equipment in AMSA (ACIS) amounting to 206.
During the six months ended June 30, 2017, management performed a test for impairment relating to the Long Carbon cash-generating unit of ArcelorMittal South Africa as a result of a downward revision of cash flow projections. Accordingly, the Company recognized an impairment charge of 46 consisting of the following:

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2017 Pre-Tax Discount Rate	2016 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of June 30, 2017
Long Steel Products	South Africa	ACIS	46	17.12%	16.63%	325
In connection with management’s annual test for impairment of goodwill, property, plant and equipment was also tested for impairment at that date. As of December 31, 2017, the Company concluded that the value in use of property, plant and equipment in AMSA was lower than its carrying amount in the context of the appreciation of the rand against U.S. dollar and the uncertainties about demand outlook. Accordingly, the Company recognized a total impairment charge of 160 consisting mainly of the following:

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2017 Pre-Tax Discount Rate	2016 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2017
Vanderbijlpark facility	South Africa	ACIS	86	15.23%	14.97%	296
Long Steel Products	South Africa	ACIS	33	15.24%	15.22%	306
2016
In 2016, the Company recognized a total impairment charge of property, plant and equipment amounting to 205.
This charge included 49 in connection with the sale of the ArcelorMittal Zaragoza facility in Spain (Europe segment) on September 30, 2016 (see note 2.3.1).
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

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2016 Pre-Tax Discount Rate	2015 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2016
Vanderbijlpark facility	South Africa	ACIS	125	14.97%	14.71%	330
2015
In 2015, the Company recognized an impairment charge of property, plant and equipment amounting to 3,753.
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

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2015 Pre-Tax Discount Rate	2014 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2015
ArcelorMittal Liberia	Liberia	Mining	1,363	14.71%	17.80%	25
ArcelorMittal Princeton	United States	Mining	590	8.50%	11.00%	4
Las Truchas Mines	Mexico	Mining	220	10.96%	12.26%	—
ArcelorMittal Serra Azul	Brazil	Mining	176	9.90%	14.56%	—
Volcan mine	Mexico	Mining	10	10.25%	9.42%	—
Saldanha facility	South Africa	ACIS	258	14.18%	11.90%	64
NOTE 6: FINANCING AND FINANCIAL INSTRUMENTS
6.1Financial assets and liabilities
Financial assets and liabilities mainly comprise:

•	gross debt (see note 6.1.2)

•	cash and cash equivalents, restricted cash and reconciliations of cash flows (see note 6.1.3)

•	net debt (see note 6.1.4)

•	derivative financial instruments (see note 6.1.5)

•	other non-derivative financial assets and liabilities (see note 6.1.6)
6.1.1 Fair values versus carrying amounts
The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following tables summarize assets and liabilities based on their categories.

	December 31, 2017
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	2,574	—	2,574	—	—	—	—
Restricted cash	212	—	212	—	—	—	—
Trade accounts receivable and other	3,863	—	3,863	—	—	—	—
Inventories	17,986	17,986	—	—	—	—	—
Prepaid expenses and other current assets	1,931	1,270	574	—	—	—	87
Assets held for sale	179	179	—	—	—	—	—
Total current assets	26,745	19,435	7,223	—	—	—	87

Non-current assets:
Goodwill and intangible assets	5,737	5,737	—	—	—	—	—
Property, plant and equipment and biological assets	36,971	36,935	—	—	36	—	—
Investments in associates and joint ventures	5,084	5,084	—	—	—	—	—
Other investments	1,471	—	—	—	—	1,471	—
Deferred tax assets	7,055	7,055	—	—	—	—	—
Other assets	2,234	411	834	—	—	—	989
Total non-current assets	58,552	55,222	834	—	36	1,471	989
Total assets	85,297	74,657	8,057	—	36	1,471	1,076

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,785	—	—	2,785	—	—	—
Trade accounts payable and other	13,428	—	—	13,428	—	—	—
Short-term provisions	410	394	—	16	—	—	—
Accrued expenses and other liabilities	4,505	1,080	—	3,100	—	—	325
Income tax liabilities	232	232	—	—	—	—	—
Liabilities held for sale	50	50	—	—	—	—	—
Total current liabilities	21,410	1,756	—	19,329	—	—	325

Non-current liabilities:
Long-term debt, net of current portion	10,143	—	—	10,143	—	—	—
Deferred tax liabilities	2,684	2,684	—	—	—	—	—
Deferred employee benefits	7,630	7,630	—	—	—	—	—
Long-term provisions	1,612	1,612	—	—	—	—	—
Other long-term obligations	963	204	—	415	—	—	344
Total non-current liabilities	23,032	12,130	—	10,558	—	—	344

Equity:
Equity attributable to the equity holders of the parent	38,789	38,789	—	—	—	—	—
Non-controlling interests	2,066	2,066	—	—	—	—	—
Total equity	40,855	40,855	—	—	—	—	—
Total liabilities and equity	85,297	54,741	—	29,887	—	—	669

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2016
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	2,501	—	2,501	—	—	—	—
Restricted cash	114	—	114	—	—	—	—
Trade accounts receivable and other	2,974	—	2,974	—	—	—	—
Inventories	14,734	14,734	—	—	—	—	—
Prepaid expenses and other current assets	1,665	967	455	—	—	—	243
Assets held for sale	259	259	—	—	—	—	—
Total current assets	22,247	15,960	6,044	—	—	—	243

Non-current assets:
Goodwill and intangible assets	5,651	5,651	—	—	—	—	—
Property, plant and equipment and biological assets	34,831	34,782	—	—	49	—	—
Investments in associates and joint ventures	4,297	4,297	—	—	—	—	—
Other investments	926	—	—	—	—	926	—
Deferred tax assets	5,837	5,837	—	—	—	—	—
Other assets	1,353	408	756	—	—	—	189
Total non-current assets	52,895	50,975	756	—	49	926	189
Total assets	75,142	66,935	6,800	—	49	926	432

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	1,885	—	—	1,885	—	—	—
Trade accounts payable and other	11,633	—	—	11,633	—	—	—
Short-term provisions	426	410	—	16	—	—	—
Accrued expenses and other liabilities	3,943	880	—	2,837	—	—	226
Income tax liabilities	133	133	—	—	—	—	—
Liabilities held for sale	95	95	—	—	—	—	—
Total current liabilities	18,115	1,518	—	16,371	—	—	226

Non-current liabilities:
Long-term debt, net of current portion	11,789	—	—	11,789	—	—	—
Deferred tax liabilities	2,529	2,529	—	—	—	—	—
Deferred employee benefits	8,297	8,297	—	—	—	—	—
Long-term provisions	1,521	1,518	—	3	—	—	—
Other long-term obligations	566	186	—	310	—	—	70
Total non-current liabilities	24,702	12,530	—	12,102	—	—	70

Equity:
Equity attributable to the equity holders of the parent	30,135	30,135	—	—	—	—	—
Non-controlling interests	2,190	2,190	—	—	—	—	—
Total equity	32,325	32,325	—	—	—	—	—
Total liabilities and equity	75,142	46,373	—	28,473	—	—	296

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
The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets[1]	1,444	—	—	1,444
Derivative financial current assets	—	87	—	87
Derivative financial non-current assets	—	5	984	989
Total assets at fair value	1,444	92	984	2,520
Liabilities at fair value:
Derivative financial current liabilities	—	247	78	325
Derivative financial non-current liabilities	—	158	186	344
Total liabilities at fair value	—	405	264	669

1.	The balance does not include equity investments of 27 carried at cost

As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets[1]	894	—	—	894
Derivative financial current assets	—	243	—	243
Derivative financial non-current assets	—	14	175	189
Total assets at fair value	894	257	175	1,326
Liabilities at fair value:
Derivative financial current liabilities	—	226	—	226
Derivative financial non-current liabilities	—	37	33	70
Total liabilities at fair value	—	263	33	296

1.	The balance does not include equity investments of 32 carried at cost
Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in available-for-sale financial assets in 2017 is mainly related to the increase in the share price of Erdemir.
Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metals), freight, energy and emission rights, see note 6.1.5 for further information.
Derivative financial assets and liabilities classified as Level 3 are described in note 6.1.5.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

6.1.2 Gross debt
Gross debt includes bank debt, debenture loans and finance lease obligations and is stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.
6.1.2.1 Short-term debt
Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2017	2016
Short-term bank loans and other credit facilities including commercial paper [1]	1,735	1,123
Current portion of long-term debt	976	697
Lease obligations	74	65
Total	2,785	1,885

1.	The weighted average interest rate on short-term borrowings outstanding was 3.1% and 2.7% as of December 31, 2017 and 2016, respectively.
In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015, 2016 and 2017. As of December 31, 2017, the facilities, totaling approximately 0.8 billion, remain fully available.
On September 15, 2017, ArcelorMittal entered into a short-term borrowing with a financial institution for net proceeds of CAD 936 million (771) with repayment over several dates in 2017 and 2018. As of December 31, 2017, CAD 236 million (188) was outstanding.

Commercial paper
The Company has a commercial paper program enabling borrowings of up to €1 billion. As of December 31, 2017 and 2016, the outstanding amount was 1,125 and 392, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

6.1.2.2 Long-term debt

Long-term debt is comprised of the following:

				December 31,
	Year of maturity	Type of Interest	Interest rate[1]	2017	2016
Corporate
5.5 billion Revolving Credit Facility - 2.3 billion tranche	2019	Floating		—	—
5.5 billion Revolving Credit Facility - 3.2 billion tranche	2021	Floating		—	—
€1.0 billion Unsecured Bonds[2]	2017	Fixed	5.88%	—	568
€500 million Unsecured Notes	2018	Fixed	5.75%	400	351
€400 million Unsecured Notes	2018	Floating	1.70%	480	421
1.5 billion Unsecured Notes[3]	2018	Fixed	6.13%	—	648
€750 million Unsecured Notes	2019	Fixed	3.00%	897	788
1.5 billion Unsecured Notes[4]	2019	Fixed	10.60%	—	842
500 Unsecured Notes	2020	Fixed	5.13%	323	323
CHF 225 million Unsecured Notes	2020	Fixed	2.50%	230	220
€600 million Unsecured Notes	2020	Fixed	2.88%	715	627
1.0 billion Unsecured Bonds	2020	Fixed	5.75%	622	620
1.5 billion Unsecured Notes	2021	Fixed	6.00%	753	752
€500 million Unsecured Notes	2021	Fixed	3.00%	597	523
€750 million Unsecured Notes	2022	Fixed	3.13%	895	786
1.1 billion Unsecured Notes[5]	2022	Fixed	6.75%	655	1,092
€500 million Unsecured Notes	2023	Fixed	0.95%	593	—
500 Unsecured Notes	2025	Fixed	6.13%	497	497
1.5 billion Unsecured Bonds[5]	2039	Fixed	7.50%	1,092	1,466
1.0 billion Unsecured Notes[5]	2041	Fixed	7.25%	619	984
Other loans	2018-2021	Fixed	1.25% - 2.15%	53	29
EIB loan	2019-2025	Fixed	1.16%	420	—
ICO loan	2017	Floating	2.18%	—	7
Other loans	2018 - 2035	Floating	0.01% - 3.99%	672	250
Total Corporate				10,513	11,794

Other loans - Americas	2018 - 2025	Fixed/Floating	0.00% - 10.00%	107	198

Other loans - Europe	2019 - 2027	Fixed/Floating	0.00% - 4.63%	85	30

Total				10,705	12,022
Less current portion of long-term debt				(976)	(697)
Total long-term debt (excluding lease obligations)				9,729	11,325
Long-term lease obligations[6]				414	464
Total long-term debt, net of current portion				10,143	11,789

1.
Rates applicable to balances outstanding at December 31, 2017, including the effect of step-ups and step-downs following rating changes. For debt that has been redeemed in its entirety during 2017, the interest rates refer to the rates at repayment date.

2.	Amount outstanding was repaid at the original maturity, November 17, 2017.

3.	Early redeemed on December 28, 2017.

4.	Early redeemed on April 3, 2017.

5.	Bonds or Notes partially repurchased on October 16, 2017, pursuant to cash tender offer.

6.	Net of current portion of 74 and 65 in 2017 and in 2016, respectively.

Corporate
5.5 billion Revolving Credit Facility
On December 21, 2016, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the 6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

first tranche of 2.3 billion maturing on December 21, 2019, and a second tranche of 3.2 billion maturing on December 21, 2021, restoring the Facility to the original tenors of 3 years and 5 years. The Facility may be used for general corporate purposes. As of December 31, 2017, the 5.5 billion revolving credit facility was fully available.
Bonds
On December 28, 2017, ArcelorMittal redeemed 644 (the remaining outstanding balance) of its 1.5 billion 6.125% Notes due June 1, 2018 for a total aggregate purchase price including accrued interest and premium on early repayment of 658 , which was financed with existing cash and liquidity.

On December 4, 2017, ArcelorMittal issued €500 million (600) 0.95% Notes due January 17, 2023, under its wholesale Euro Medium Term Notes Program.

On November 17, 2017, at maturity, ArcelorMittal repaid the €540 million (647) principal amount that remained outstanding, following the cash tender offers in April 2016, of its €1 billion 4.625% unsecured bonds.

On October 16, 2017, pursuant to cash tender offers and financed with existing cash and liquidity, ArcelorMittal purchased:

•
441 of its U.S. dollar denominated 6.25% Notes due February 25, 2022 (the “USD 2022 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 510. Following this purchase, 659 principal amount of the USD 2022 Notes remained outstanding.

•
371 of its U.S. dollar denominated 6.75% Notes due March 1, 2041 (the “USD 2041 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 445. Following this purchase, 629 principal amount of the USD 2041 Notes remained outstanding.

•
383 of its U.S. dollar denominated 7.00% Notes due October 15, 2039 (the “2039 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 464. Following this purchase, 1,117 principal amount of the USD 2039 Notes remained outstanding.

On April 3, 2017, ArcelorMittal redeemed all of its outstanding 1.5 billion 9.85% Notes due June 1, 2019 for a total aggregate purchase price including accrued interest and premium on early repayment of 1,040, which was financed with existing cash and liquidity.
As a result of the above mentioned redemptions, net financing costs for the year ended December 31, 2017 included 389 of premiums and other fees.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The margin applicable to ArcelorMittal’s principal credit facilities (5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. The following table provides details of the outstanding bonds on maturity, the original coupons and the current interest rates for the bonds impacted by changes in the long-term credit rating:

Nominal value	Date of issuance	Repayment date	Original interest rate	Current interest rate[1]	Issued at
€400 million Unsecured Notes	Apr 9, 2015	Apr 9, 2018	Euribor 3M + 2.03%	Euribor 3M + 2.03%	100.00%
€500 million Unsecured Notes	Mar 29, 2012	Mar 29, 2018	4.50%	5.75%	99.71%
€750 million Unsecured Notes	Mar 25, 2014	Mar 25, 2019	3.00%	3.00%	99.65%
500 million Unsecured Notes	Jun 1, 2015	Jun 1, 2020	5.13%	5.13%	100.00%
CHF 225 million Unsecured Notes	Jul 3, 2015	Jul 3, 2020	2.50%	2.50%	100.00%
€600 million Unsecured Notes	Jul 4, 2014	Jul 6, 2020	2.88%	2.88%	99.18%
1.0 billion Unsecured Bonds	Aug 5, 2010	Aug 5, 2020	5.25%	5.75%	98.46%
1.5 billion Unsecured Notes	Mar 7, 2011	Mar 1, 2021	5.50%	6.00%	99.36%
€500 million Unsecured Notes	Apr 9, 2015	Apr 9, 2021	3.00%	3.00%	99.55%
€750 million Unsecured Notes	Jan 14, 2015	Jan 14, 2022	3.13%	3.13%	99.73%
1.1 billion Unsecured Notes	Feb 28, 2012	Feb 25, 2022	6.25%	6.75%	98.28%
€500 million Unsecured Notes	Dec 4, 2017	Jan 17, 2023	0.95%	0.95%	99.38%
500 million Unsecured Notes	Jun 1, 2015	Jun 1, 2025	6.13%	6.13%	100.00%
1.0 billion Unsecured Bonds	Oct 8, 2009	Oct 15, 2039	7.00%	7.50%	95.20%
500 Unsecured Bonds	Aug 5, 2010	Oct 15, 2039	7.00%	7.50%	104.84%
1.0 billion Unsecured Notes	Mar 7, 2011	Mar 1, 2041	6.75%	7.25%	99.18%

1.	Rates applicable at December 31, 2017.

European Investment Bank (“EIB”) Loan
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, namely predominantly France, Belgium and Spain, but also in Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of December 31, 2017, €350 million (420) was fully drawn.
Instituto de Crédito Oficial (“ICO”) Loan
The Company entered into an agreement with the ICO on April 9, 2010, for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement was due on April 7, 2017. The outstanding amount at maturity was 7. The facility was repaid at maturity.
Other loans
Other loans relate to various debt with banks and public institutions.
On October 9, 2017, ArcelorMittal completed the offering of a €300 million (360) variable rate loan in the German Schuldschein market. The proceeds of the issuance were used to repay or prepay existing indebtedness.

Americas
1 billion senior secured asset-based revolving credit facility
On May 23, 2016, ArcelorMittal USA LLC signed a 1 billion senior secured asset-based revolving credit facility maturing on May 23, 2021. Borrowings under the facility are secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility may be used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2017, the facility is fully available.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Other loans
Other loans relate mainly to loans contracted by ArcelorMittal Brazil with different counterparties.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of December 31, 2017, the facility remains fully available.

On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2017, 3.7 billion South African rand (298) was drawn.

Other loans
Other loans mainly relate to loans contracted by ArcelorMittal in Spain with different counterparties.
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
As of December 31, 2017 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

Year of maturity	Amount
2018	2,785
2019	1,211
2020	2,100
2021	1,789
2022	1,710
Subsequent years	3,333
Total	12,928
The carrying amount and the estimated fair value of the Company’s short and long-term debt is:

	December 31, 2017		December 31, 2016
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Instruments payable bearing interest at fixed rates	9,862	11,084	11,657	12,666
Instruments payable bearing interest at variable rates	1,331	1,301	894	838
Total long-term debt, including current portion	11,193	12,385	12,551	13,504
Short term bank loans and other credit facilities including commercial paper	1,735	1,731	1,123	1,139
The following tables summarize the Company’s bases used to measure its debt at fair value. Fair value measurement has been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

As of December 31, 2017	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	9,862	9,946	1,138	—	11,084
Instruments payable bearing interest at variable rates	1,331	481	820	—	1,301
Total long-term debt, including current portion	11,193	10,427	1,958	—	12,385
Short term bank loans and other credit facilities including commercial paper	1,735		1,731	—	1,731

As of December 31, 2016	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	11,657	11,939	727	—	12,666
Instruments payable bearing interest at variable rates	894	408	430	—	838
Total long-term debt, including current portion	12,551	12,347	1,157	—	13,504
Short term bank loans and other credit facilities including commercial paper	1,123		1,139	—	1,139
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

6.1.3 Cash and cash equivalents, restricted cash and reconciliations of cash flows
Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.
Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized. Other subsidiaries which may hold significant cash balances, include those in Argentina, Brazil, Canada, Kazakhstan, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
Cash and cash equivalents consisted of the following:

	December 31,
	2017	2016
Cash at bank	1,701	1,601
Term deposits	297	329
Money market funds[1]	576	571
Total	2,574	2,501

1	Money market funds are highly liquid investments with a maturity of 3 months or less from the date of acquisition.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, cash accounts in connection with environmental obligations and true sale of receivables programs, as well as various other deposits or required balance obligations related to letters of credit and credit arrangements. Changes in restricted cash are included within other investing activities (net) in the consolidated statements of cash flows.
Restricted cash of 212 as of December 31, 2017 included 112 relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa. Restricted cash as of December 31, 2017 and 2016 included 75 in connection with the mandatory convertible bonds (see note 10.2).
Reconciliation of liabilities arising from financing activities
The table below details changes in the Company's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Company's consolidated statements of cash flows from financing activities.

	Long-term debt, net of current portion	Short-term debt and current portion of long term debt
Balance as of December 31, 2016 (note 6.1.2)	11,789	1,885
Proceeds from long-term debt	1,407	—
Payments of long-term debt	(2,691)	—
Amortized cost	19	22
Unrealized foreign exchange effects	589	190
Proceeds from short-term debt	—	1,859
Payments of short-term debt[1]	—	(2,164)
Current portion of long-term debt	(976)	976
Other movements	6	17
Balance as of December 31, 2017 (note 6.1.2)	10,143	2,785

1.	Cash payments by the Company for the reduction of the outstanding liability relating to a lease is classified under other financing activities in the Company's consolidated statements of cash flows.

6.1.4 Net debt
The Company monitors its net debt in order to manage its capital. The following table presents the structure of the Company’s net debt by original currency at December 31, 2017:

	Total USD	EUR	USD	CHF	ZAR	CAD	Other (in USD)
Short-term debt and current portion of long-term debt	2,785	1,875	291	—	304	191	124
Long-term debt, net of current portion	10,143	4,831	5,044	230	4	1	33
Cash and cash equivalents including restricted cash	(2,786)	(724)	(1,387)	(1)	(249)	(17)	(408)
Net debt	10,142	5,982	3,948	229	59	175	(251)
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the consolidated statements of operations in the periods when the hedged item is recognized in the consolidated statements of operations and within the same line item (see note 6.3 Cash flow hedges).
The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expired or exercised, the accumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the consolidated statements of operations.
Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the consolidated statements of operations (see note 6.3 Net investment hedge).
The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying position, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require guarantees from its counterparties for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.
Derivative financial instruments classified as Level 2:
The following tables summarize this portfolio:

	December 31, 2017
	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate[1]	Notional Amount	Fair Value	Average Rate[1]
Interest rate swaps - fixed rate borrowings/loans	6	—	0.98%	6	—	1.01%

Foreign exchange rate instruments
Forward purchase contracts	586	8		3,939	(140)
Forward sale contracts	525	17		774	(11)
Currency swaps purchases	—	—		9	(7)
Currency swaps sales	—	—		1,000	(157)
Exchange option purchases	—	—		338	(7)
Exchange options sales	—	—		319	(5)
Total foreign exchange rate instruments		25			(327)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	20	1		467	(38)
Term contracts purchases	796	65		534	(40)
Options sales/purchases	9	1		—	—
Total raw materials (base metals), freight, energy, emission rights		67			(78)
Total		92			(405)

1.	The average rate is determined for fixed rate instruments on basis of the U.S. dollar and foreign currency rates and for variable rate instruments generally on the basis of Euribor or Libor.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2016
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase contracts	3,784	153	658	(21)
Forward sale contracts	685	10	657	(26)
Currency swaps purchases	138	6	44	(33)
Currency swaps sales	500	4	500	(24)
Exchange option purchases	169	1	37	—
Exchange options sales	109	1	—	—
Total foreign exchange rate instruments		175		(104)
Raw materials (base metals), freight, energy, emission rights
Term contracts sales	329	18	312	(36)
Term contracts purchases	416	64	841	(123)
Option sales/purchases	6	—	6	—
Total raw materials (base metals), freight, energy, emission rights		82		(159)
Total		257		(263)

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
Derivative financial instruments classified as Level 3:
Derivative financial non-current assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds (see note 10.2). The fair valuation of Level 3 derivative instruments is established at each reporting date and compared to the prior period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
ArcelorMittal establishes the fair valuation of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models based on the estimated values of the underlying equity spot price of $299 and volatility of 12.65%. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.
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
Derivative financial liabilities classified as Level 3 relate to a pellet purchase agreement that contains a special payment that varies according to the price of steel in the United States domestic market (“domestic steel price”). The Company concluded that this payment feature was an embedded derivative not closely related to the host contract. ArcelorMittal establishes the fair valuation of the special payment by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. Observable input data includes third-party forecasted domestic steel prices. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available or not consistent with the Company’s views on future prices and refer specifically to domestic steel prices beyond the timeframe of available third-party forecasts.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the call option on the 1,000 mandatory convertible bonds and the fair value of the special payment included in the pellet purchase agreement:

	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase agreement	Total
Balance as of December 31, 2015	4	—	4
Change in fair value	171	(33)	138
Balance as of December 31, 2016	175	(33)	142
Change in fair value	809	(231)	578
Balance as of December 31, 2017	984	(264)	720

The fair value movement on Level 3 derivative instruments is recorded in the consolidated statements of operations. The increase in the fair value of the call option on 1,000 mandatory convertible bonds is due to an increase in the share price of Erdemir and China Oriental, which impacts the value of the notes in which Hera Ermac, a wholly-owned subsidiary, invested the bonds proceeds (see note 10.2).
6.1.6 Other non-derivative financial assets and liabilities
Other non-derivative financial assets and liabilities include cash and cash equivalents and restricted cash (see note 6.1.3), trade and certain other receivables (see note 4.3, 4.5 and 4.6), investments in available-for-sale equity securities (see note 2.5), trade payables and certain other liabilities (see notes 4.7 and 4.8). These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments. Non-derivative financial liabilities are derecognized when they are extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expired).
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

6.2    Financing costs - net
Financing costs - net recognized in the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year ended December 31,
	2017	2016	2015
Interest expense	(879)	(1,172)	(1,383)
Interest income	56	58	105
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement (note 6.1.5)	578	138	(108)
Accretion of defined benefit obligations and other long term liabilities	(353)	(435)	(399)
Net foreign exchange result	546	(3)	(697)
Other [1]	(823)	(642)	(376)
Total	(875)	(2,056)	(2,858)

1.
Other mainly includes expenses related to true sale of receivables (“TSR”) programs and bank fees. It also includes premiums and fees of 389 relating to the bonds early redeemed in 2017 (399 of premiums and fees relating to bonds early redeemed in 2016). In 2017 and in 2015, other also includes expenses relating to the extension of the mandatory convertible bonds (see note 10.2) of 92 and 79, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

6.3    Risk management policy
The Company's operations expose it to a variety of financial risks: interest rate risk, foreign exchange risk, liquidity risk and risks in fluctuations in prices of raw materials, freight and energy. The Company actively monitors and seeks to reduce volatility of these exposures through a diversity of financial instruments, where considered appropriate. The Company has formalized how it manages these risks within the Treasury and Financial Risk Management Policy, which has been approved by Management.
Capital management
The Company's objective when managing capital are to safeguard continuity, maintain a strong credit rating and healthy capital ratios to support its business and provide adequate return to shareholders through continuing growth.
The Company sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments. The funding requirement is met through a combination of equity, bonds and other long-term and short-term borrowings.
The Company monitors capital using a gearing ratio, being the ratio of net debt as a percentage of total equity.

	December 31,
	2017	2016
Total equity	40,855	32,325
Net debt	10,142	11,059
Gearing	24.8%	34.2%

Interest rate risk
The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on refinancing of fixed rate debt. The Company's policy is to maintain a balance of fixed and floating interest rate borrowings, which is adjusted depending on the prevailing market interest rates and outlook. As at December 31, 2017, the long-term debt was comprised of 88% fixed rate debt and 12% variable rate debt (note 6.1.2). The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the borrowing. The Company and its counterparties exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.
Foreign exchange rate risk
The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations and depreciation in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, Polish Zloty, Kazakh tenge, South African rand and Ukrainian hryvnia, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its financial position, cash flows and results of operations.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

ArcelorMittal also faces foreign currency translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (note 6.1.4) and other items denominated in currencies other than the U.S. dollar, for inclusion in the consolidated financial statements. The Company manages translation risk arising from its investments in subsidiaries by monitoring the currency mix of the consolidated statements of financial position. The Company may enter into derivative transactions to hedge the residual exposure, and currently designated an EUR/USD cross currency swaps with a notional of 1,000 to hedge euro denominated net investments in foreign operations (see “Net investment hedge”).
The Company also uses the derivative instruments, described above, at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk associated with certain monetary assets denominated in a foreign currency other than the functional currency.
Liquidity Risk
Liquidity risk is the risk that the Company may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash. ArcelorMittal Treasury is responsible for the Company's funding and liquidity management. ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at the level of its operating subsidiaries. The Company actively manages its liquidity. Following the Company's Treasury and Financial Risk Management Policy, the levels of cash, credit lines and debt are closely monitored and appropriate actions are taken in order to comply with the covenant ratios, leverage, fixed/floating ratios, maturity profile and currency mix.
The contractual maturities of the below financial liabilities include estimated loan repayments, interest payments and settlement of derivatives, excluding any impact of netting agreements. The cash flows are calculated based on market data as of December 31, 2017, and as such are sensitive to movements in mainly forex exchange rates and interest rates. The cash flows are non-discounted, except for derivative financial liabilities where the cash flows equal their fair values.

	December 31, 2017
	Carrying amount	Contractual Cash Flow	2018	2019	from 2020 to 2022	After 2022
Non-derivative financial liabilities
Bonds	(9,458)	(13,514)	(1,309)	(1,306)	(5,658)	(5,241)
Loans over 100	(1,371)	(1,546)	(549)	(118)	(676)	(203)
Trade and other payables	(13,428)	(13,448)	(13,448)	—	—	—
Other loans	(2,099)	(2,232)	(1,444)	(263)	(258)	(267)
Total	(26,356)	(30,740)	(16,750)	(1,687)	(6,592)	(5,711)
Derivative financial liabilities
Foreign exchange contracts	(327)	(327)	(170)	—	(64)	(93)
Other commodities contracts[1]	(342)	(342)	(156)	(37)	(68)	(81)
Total	(669)	(669)	(326)	(37)	(132)	(174)

1.	Commodity contracts include base metals, freight, energy and emission rights.

	December 31, 2016
	Carrying amount	Contractual Cash Flow	2017	2018	from 2019 to 2021	After 2021
Non-derivative financial liabilities
Bonds	(11,597)	(18,228)	(1,261)	(2,076)	(6,093)	(8,798)
Loans over 100	(694)	(873)	(546)	(57)	(172)	(98)
Trade and other payables	(11,633)	(11,647)	(11,647)	—	—	—
Other loans	(1,383)	(1,523)	(856)	(124)	(370)	(173)
Total	(25,307)	(32,271)	(14,310)	(2,257)	(6,635)	(9,069)
Derivative financial liabilities
Foreign exchange contracts	(104)	(104)	(73)	(7)	—	(24)
Other commodities contracts[1]	(192)	(192)	(153)	(5)	(1)	(33)
Total	(296)	(296)	(226)	(12)	(1)	(57)

1.	Commodity contracts include base metals, freight, energy and emission rights.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Cash flow hedges
The following tables present the periods in which the derivatives designated as cash flows hedges are expected to mature:

	December 31, 2017
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2019	After 2019
Foreign exchange contracts	(118)	(83)	(25)	(10)	—	—
Commodities	20	9	4	6	1	—
Emission rights	(37)	—	—	(37)	—	—
Total	(135)	(74)	(21)	(41)	1	—

	December 31, 2016
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2018	After 2018
Foreign exchange contracts	87	36	32	19	—	—
Commodities	22	10	2	5	5	—
Emission rights	(104)	—	—	(104)	—	—
Total	5	46	34	(80)	5	—
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

	December 31, 2017
	Assets/ (liabilities)	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2019	After 2019
Foreign exchange contracts	(141)	(95)	(26)	(20)	—	—
Commodity contracts	19	9	4	5	1	—
Emission rights	84	—	—	7	33	44
Total	(38)	(86)	(22)	(8)	34	44

	December 31, 2016
	Assets/ (liabilities)	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2018	After 2018
Foreign exchange contracts	54	4	29	21	—	—
Commodity contracts	23	11	4	4	4	—
Emission rights	22	—	—	(1)	1	22
Total	99	15	33	24	5	22

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Net investment hedge
In December 2014, the Company entered into EUR/USD cross currency swaps (“CCS”) to hedge an euro denominated net investment in foreign operations amounting to €303 million, and designated them as a net investment hedge. The EUR/USD CCS with a notional of 375 were unwound on January 14, 2016. A deferred gain of 83, net of a deferred tax expense of 24, will be recycled to the consolidated statements of operations when the hedged assets are disposed of.
On May 27, 2015, the Company entered into additional EUR/USD CCS with a notional of 1,000 to hedge an euro denominated net investment in foreign operations amounting to €918 million, and designated them as a net investment hedge. As of December 31, 2017 and 2016, the EUR/USD CCS have a fair value loss of 157, net of a deferred tax of 44, and a fair value loss of 21, net of a deferred tax of 6, respectively. Fair value movements have been recorded in the consolidated statements of other comprehensive income. The fair value of the net investment hedge is included in other long-term obligations in the consolidated statements of financial position. The CCS is categorized as Level 2.
Net investment hedges are as follows:

	December 31, 2017
Derivatives	Notional amount	Date traded	Fair value at December 31, 2016	Change in fair value	Fair value as of December 31, 2017[1]
CCS 5Y	500	May 27, 2015	3	(67)	(64)
CCS 10Y	300	May 27, 2015	(14)	(42)	(56)
CCS 10Y	160	May 27, 2015	(8)	(22)	(30)
CCS 10Y	40	May 27, 2015	(2)	(5)	(7)
Total	1,000		(21)	(136)	(157)

1.	The net investment hedges were fully effective. As such, the change in fair value is entirely recorded in other comprehensive income.

	December 31, 2016
Derivatives	Notional amount	Date traded	Fair value at December 31, 2015	Change in fair value	Fair value as of December 31, 2016[1]
CCS 30Y	250	December 3, 2014	56	(56)	—
CCS 30Y	125	December 12, 2014	29	(29)	—
CCS 5Y	500	May 27, 2015	(7)	10	3
CCS 10Y	300	May 27, 2015	(10)	(4)	(14)
CCS 10Y	160	May 27, 2015	(6)	(2)	(8)
CCS 10Y	40	May 27, 2015	(1)	(1)	(2)
Total	1,375		61	(82)	(21)

1.	The net investment hedges were fully effective. As such, the change in fair value is entirely recorded in other comprehensive income.

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Fair values of raw material, freight, energy and emission rights instruments categorized as Level 2 are as follows:

	December 31,
	2017	2016
Base metals	26	28
Freight	—	—
Energy (oil, gas, electricity)	—	(1)
Emission rights	(37)	(104)
Total	(11)	(77)

Derivative assets associated with raw materials, energy, freight and emission rights	67	82
Derivative liabilities associated with raw materials, energy, freight and emission rights	(78)	(159)
Total	(11)	(77)
ArcelorMittal consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index, the Steel Index and Platts Index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are mainly related to the New York Mercantile Exchange energy index (NYMEX), the European Energy Exchange (EEX) power indexes, the powernext gas indexes). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contracts. In accordance with its risk management policy, ArcelorMittal hedges a part of its exposure related to raw materials procurements.
Emission rights
Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, as amended by the European Directive 2009/29/EC of April 23, 2009, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (mainly forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2017 and 2016, the Company had a net notional position of 484 with a net negative fair value of 37 and a net notional position of 420 with a net negative fair value of 104, respectively.
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
The sensitivity analysis includes the Company’s complete portfolio of foreign currency derivatives outstanding. The impact on the non €/$ derivatives reflects the estimated move of such currency pairs, when the U.S. dollar appreciates or depreciates 10% against the euro, based on computations of correlations in the foreign exchange markets in 2017 and 2016.

	December 31, 2017
	Income	Other Equity
10% strengthening in U.S. dollar	(24)	497
10% weakening in U.S. dollar	13	(511)

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

	December 31, 2017
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	11	—
100 bp decrease	(11)	—

	December 31, 2016
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	11	—
100 bp decrease	(11)	—

1.	Please refer to note 6.1.4 for a description of net debt (including fixed and floating portion)

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

	December 31, 2017
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	4	30
Iron Ore	—	—
Emission rights	—	45
Energy	1	—
-10% in prices
Base Metals	(4)	(30)
Iron Ore	—	—
Emission rights	—	(45)
Energy	(1)	—

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2016
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	4	18
Iron Ore	(10)	1
Emission rights	—	32
Energy	(8)	1
-10% in prices
Base Metals	(3)	(18)
Iron Ore	10	(1)
Emission rights	—	(32)
Energy	8	(1)

NOTE 7: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS
7.1    Employees and key management personnel
As of December 31, 2017, 2016 and 2015, ArcelorMittal had approximately 197,000, 199,000 and 209,000 employees, respectively, and the total annual compensation of ArcelorMittal’s employees in 2017, 2016 and 2015 was as follows:

	Year Ended December 31,
Employee Information	2017	2016	2015
Wages and salaries	7,912	7,675	8,392
Pension cost (see note 7.2)	265	124	237
Gain following new labor agreement in the U.S. (see note 7.2)	—	(832)	—
Other staff expenses	1,791	1,591	1,695
Total	9,968	8,558	10,324
As of January 1, 2016, the Group Management Board (“GMB”), ArcelorMittal’s former senior management, was replaced by the CEO Office supported by six other Executive officers. ArcelorMittal’s CEO Office is comprised by the CEO, Mr. Lakshmi N. Mittal and the CFO, Mr. Aditya Mittal. Together, the Executive officers are responsible for the implementation of the Company strategy, overall management of the business and all operational decisions. The key management personnel compensation for 2017 and 2016 reflects this new structure.
The total annual compensation of ArcelorMittal’s key management personnel (as described above for 2017 and 2016), including its Board of Directors, expensed in 2017, 2016 and 2015 was as follows:

	Year Ended December 31,
	2017	2016	2015
Base salary and directors fees	8	12	7
Short-term performance-related bonus	7	2	5
Post-employment benefits	1	1	—
Share based compensation	3	2	7
The fair value of the stock options granted and shares allocated based on Restricted Share Unit (“RSU”) and Preference Share Unit (“PSU”) plans to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods.
As of December 31, 2017, 2016 and 2015, ArcelorMittal did not have any outstanding loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2017, 2016 and 2015, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

7.2    Deferred employee benefits
ArcelorMittal’s operating subsidiaries sponsor different types of pension plans for their employees. Also, some of the operating subsidiaries offer other post-employment benefits, that are principally post-retirement healthcare plans. These benefits are broken down into defined contribution plans and defined benefit plans.
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
Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. For defined benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out each fiscal year.
The retirement benefit obligation recognized in the consolidated statements of financial position represents the present value of the defined benefit obligation less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. Remeasurement arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Any asset resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.
Current service cost, which is the increase of the present value of the defined benefit obligation resulting from the employee service in the current period, is recorded as an expense as part of cost of sales and selling, general and administrative expenses in the consolidated statements of operations. The net interest cost, which is the change during the period in the net defined benefit liability or asset that arises from the passage of time, is recognized as part of financing costs net in the consolidated statements of operations.
The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on settlement comprises any resulting change in the fair value of plan assets and any change in the present value of the defined benefit obligation. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment. Past service cost is recognized immediately in the consolidated statements of operations in the period in which it arises.
Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Liabilities for early retirement plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of high quality bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it can no longer withdraw the offer or, if earlier, when it has a detailed formal plan which has been communicated to employees or their representatives.
Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long-term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the consolidated statements of financial position date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the consolidated statements of operations in the period in which they arise.
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

•	Mortality and retirement rates – Mortality and retirement rates are based on actual and projected plan experience.
Statements of Financial Position
Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2017	2016
Pension plan benefits	3,067	3,061
Other post-employment benefits	4,140	4,801
Early retirement benefits	280	279
Defined benefit liabilities	7,487	8,141
Termination benefits	143	156
Total	7,630	8,297
The early retirement benefits and termination benefits are mainly related to European countries (Belgium, Spain, Germany and Luxembourg).
Pension plans
A summary of the significant defined benefit pension plans is as follows:
U.S.
ArcelorMittal USA’s pension plan is a non-contributory defined benefit plan covering approximately 14% of its employees. Certain non-represented salaried employees hired before 2003 receive pension benefits which are determined under a “Cash Balance” formula as an account balance which grows with interest credits and allocations based on a percentage of pay. Certain wage and salaried employees represented by a union hired before November 2005 receive a monthly benefit at retirement based on a fixed rate and years of service. These plans are closed to new participants.
Represented employees hired after November 2005 and employees at locations which were acquired from International Steel Group Inc. receive defined pension benefits through a multi-employer pension plan that is accounted for as a defined contribution plan, due to the limited information made available to each of the 483 (as of December 31, 2016) different participating employers. ArcelorMittal USA’s labour agreement with the United Steelworkers (“USW”) increased the contributions to the multi-employer plan to $2.70 per contributory hour (retroactive to September 1, 2015) from $2.65. The contribution rate increased by $0.05 each September 1 for the term of the contract which ends September 1, 2018.
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
The AMMIC defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service for union employees. This plan was closed for new non-union hires on December 31, 2009 and replaced by a defined contribution pension plan with contributions related to age and service. Effective January 1, 2015, AMMIC implemented a plan to transition its non-union employees who were still benefiting under the defined benefit plan to a defined contribution pension plan. Transition dates can extend up to January 1, 2025 depending on the age and service of each member.
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
As from December 2015 new Belgian legislation modifies the minimum guaranteed rates of return applicable to Belgian Defined Contribution Plans. For insured plans, the rates of 3.25% on employer contributions and 3.75% on employee contributions will continue to apply to the accumulated pre-2016 contributions. For contributions paid as from January, 1, 2016, a new variable minimum guaranteed rate of return applies. For 2016 and 2017, the minimum guaranteed rate of return was 1.75% and this is also the best estimate for 2018. Due to the statutory minimum guaranteed return, Belgian defined contribution plans do not meet the definition of defined contribution plans under IFRS. Therefore, the Belgian defined contribution plans are classified as defined benefit plans.
On April 25, 2016, the Company agreed with unions in France to cap the annual indexation of the IRUS pension plan until 2026 and to pay a lump sum amount to cover the indexation obligation for subsequent years. These changes resulted in a gain of 96 recorded in cost of sales and selling, general and administrative expenses in the statements of operations.
Others
A very limited number of defined benefit plans are in place in other countries (such as South Africa, Mexico, Kazakhstan, Ukraine and Morocco).
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

In case of the funded pension plans, the investment positions are managed within an asset-liability matching ("ALM") framework that has been developed to achieve long-term investments that are in line with the obligations of the pension plans.
A long-term investment strategy has been set for ArcelorMittal’s major funded pension plans, with its asset allocation comprising of a mixture of equity securities, fixed income securities, real estate and other appropriate assets. This recognizes that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, in particular, that investments are adequately diversified.
The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets, irrecoverable surplus and statements of financial position.

	Year ended December 31, 2017
	Total	United States	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	10,054	3,627	3,053	704	2,582	88
Current service cost	125	32	26	4	60	3
Interest cost on DBO	397	142	119	79	46	11
Past service cost - Plan amendments	14	—	13	—	1	—
Plan participants’ contribution	3	—	1	—	2	—
Actuarial (gain) loss	323	(28)	237	40	72	2
Demographic assumptions	(131)	(130)	1	—	(2)	—
Financial assumptions	418	154	188	22	54	—
Experience adjustment	36	(52)	48	18	20	2
Benefits paid	(656)	(265)	(197)	(49)	(130)	(15)
Foreign currency exchange rate differences and other movements	575	—	229	(12)	357	1
Benefit obligation at end of the period	10,835	3,508	3,481	766	2,990	90

Change in plan assets
Fair value of plan assets at beginning of the period	7,048	2,768	2,795	684	777	24
Interest income on plan assets	292	94	107	75	15	1
Return on plan assets greater/(less) than discount rate	468	274	169	16	17	(8)
Employer contribution	249	117	83	8	41	—
Plan participants’ contribution	3	—	1	—	2	—
Benefits paid	(545)	(260)	(196)	(49)	(37)	(3)
Foreign currency exchange rate differences and other movements	307	—	208	(11)	109	1
Fair value of plan assets at end of the period	7,822	2,993	3,167	723	924	15

Present value of the wholly or partly funded obligation	(9,352)	(3,477)	(3,463)	(765)	(1,635)	(12)
Fair value of plan assets	7,822	2,993	3,167	723	924	15
Net present value of the wholly or partly funded obligation	(1,530)	(484)	(296)	(42)	(711)	3
Present value of the unfunded obligation	(1,483)	(31)	(18)	(1)	(1,355)	(78)
Prepaid due to unrecoverable surpluses	(34)	—	(23)	(3)	(6)	(2)
Net amount recognized	(3,047)	(515)	(337)	(46)	(2,072)	(77)

Net assets related to funded obligations	20	—	17	—	3	—
Recognized liabilities	(3,067)	(515)	(354)	(46)	(2,075)	(77)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(34)	—	(18)	(3)	(4)	(9)
Interest cost on unrecoverable surplus	(1)	—	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	2	—	(3)	—	(2)	7
Exchange rates changes	(1)	—	(1)	—	—	—
Unrecoverable surplus at end of the period	(34)	—	(23)	(3)	(6)	(2)

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	Year ended December 31, 2016
	Total	United States	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	9,883	3,623	2,928	495	2,601	236
Current service cost	112	31	25	2	50	4
Interest cost on DBO	406	151	125	66	52	12
Past service cost - Plan amendments	(80)	12	4	—	(96)	—
Plan participants’ contribution	4	—	1	1	2	—
Curtailments and settlements	(10)	—	—	—	(4)	(6)
Actuarial (gain) loss	388	71	65	82	170	—
Demographic assumptions	(12)	(21)	1	—	8	—
Financial assumptions	370	80	23	96	170	1
Experience adjustment	30	12	41	(14)	(8)	(1)
Benefits paid	(633)	(261)	(186)	(42)	(129)	(15)
Foreign currency exchange rate differences and other movements [1]	(16)	—	91	100	(64)	(143)
Benefit obligation at end of the period	10,054	3,627	3,053	704	2,582	88

Change in plan assets
Fair value of plan assets at beginning of the period	6,828	2,795	2,633	498	753	149
Interest income on plan assets	308	104	111	72	17	4
Return on plan assets greater/(less) than discount rate	273	126	91	30	24	2
Employer contribution	124	16	64	21	23	—
Plan participants’ contribution	4	—	1	1	2	—
Settlements	(4)	—	—	—	(4)	—
Benefits paid	(529)	(261)	(185)	(42)	(38)	(3)
Foreign currency exchange rate differences and other movements [1]	44	(12)	80	104	—	(128)
Fair value of plan assets at end of the period	7,048	2,768	2,795	684	777	24

Present value of the wholly or partly funded obligation	(8,730)	(3,593)	(3,040)	(703)	(1,379)	(15)
Fair value of plan assets	7,048	2,768	2,795	684	777	24
Net present value of the wholly or partly funded obligation	(1,682)	(825)	(245)	(19)	(602)	9
Present value of the unfunded obligation	(1,324)	(34)	(13)	(1)	(1,203)	(73)
Prepaid due to unrecoverable surpluses	(34)	—	(18)	(3)	(4)	(9)
Net amount recognized	(3,040)	(859)	(276)	(23)	(1,809)	(73)

Net assets related to funded obligations	21	—	18	—	3	—
Recognized liabilities	(3,061)	(859)	(294)	(23)	(1,812)	(73)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(80)	—	(21)	(53)	(3)	(3)
Interest cost on unrecoverable surplus	(10)	—	(1)	(8)	—	(1)
Change in unrecoverable surplus in excess of interest	67	—	5	67	(1)	(4)
Exchange rates changes	(11)	—	(1)	(9)	—	(1)
Unrecoverable surplus at end of the period	(34)	—	(18)	(3)	(4)	(9)

1.	Others: includes the derecognition of the benefit obligation and plan assets in ArcelorMittal Point Lisas for 136 and 127, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year ended December 31, 2017
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	125	32	26	4	60	3
Past service cost - Plan amendments	14	—	13	—	1	—
Net interest cost/(income) on net DB liability/(asset)	106	48	13	4	31	10
Total	245	80	52	8	92	13

	Year ended December 31, 2016
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	112	31	25	2	50	4
Past service cost - Plan amendments	(80)	12	4	—	(96)	—
Past service cost - Curtailments	(6)	—	—	—	—	(6)
Net interest cost/(income) on net DB liability/(asset)	108	47	15	2	35	9
Total	134	90	44	4	(11)	7

	Year ended December 31, 2015
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	121	36	31	2	44	8
Past service cost - Plan amendments	4	—	1	—	2	1
Past service cost - Curtailments	(1)	—	—	—	(1)	—
Net interest cost/(income) on net DB liability/(asset)	117	45	18	7	37	10
Total	241	81	50	9	82	19

Other post-employment benefits and other long-term employee benefits ("OPEB")
ArcelorMittal’s principal operating subsidiaries in the United States, Canada, Europe and certain other countries, provide other post-employment benefits and other long-term employee benefits (“OPEB”), including medical benefits and life insurance benefits, work medals and retirement indemnity plans, to employees and retirees. Substantially all union-represented ArcelorMittal USA employees hired before June 2016 are covered under post-employment life insurance and medical benefit plans that require a level of cost sharing from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on a specific amount for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.
ArcelorMittal’s USA labor agreement with the United Steelworkers (“USW”) was ratified in 2016. This labor agreement is valid until September 1, 2018. ArcelorMittal performed a number of changes mainly related to healthcare post-employment benefits in its subsidiary ArcelorMittal USA. Also, in accordance with the new agreement, required payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust were fixed at 5% of ArcelorMittal USA’s operating income of their separate financial statements after the first quarter of 2018. The changes resulted in a gain of 832 recorded in cost of sales in the consolidated statements of operations in 2016.
The Company has significant assets mostly in the VEBA post-employment benefit plan. These assets consist of 70% in fixed income and 30% in equities. The total fair value of the assets in the VEBA trust was 490 as of December 31, 2017.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

	Year ended December 31, 2017
	Total	United States	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	5,400	4,183	592	492	133
Current service cost	100	58	9	26	7
Interest cost on DBO	226	181	23	11	11
Past service cost - Plan amendments	4	—	1	2	1
Plan participants’ contribution	29	29	—	—	—
Actuarial (gain) loss	(942)	(1,005)	45	7	11
Demographic assumptions	(153)	(168)	2	3	10
Financial assumptions	(680)	(728)	40	9	(1)
Experience adjustment	(109)	(109)	3	(5)	2
Benefits paid	(258)	(177)	(32)	(42)	(7)
Foreign currency exchange rate differences and other movements	127	—	41	83	3
Benefit obligation at end of the period	4,686	3,269	679	579	159

Change in plan assets
Fair value of plan assets at beginning of the period	599	592	—	7	—
Interest income on plan assets	22	22	—	—	—
Return on plan assets greater/(less) than discount rate	17	15	—	2	—
Employer contribution	(44)	(44)	—	—	—
Plan participants’ contribution	12	12	—	—	—
Benefits paid	(61)	(59)	—	(2)	—
Foreign currency exchange rate differences and other movements	1	—	—	1	—
Fair value of plan assets at end of the period	546	538	—	8	—

Present value of the wholly or partly funded obligation	(757)	(689)	—	(68)	—
Fair value of plan assets	546	538	—	8	—
Net present value of the wholly or partly funded obligation	(211)	(151)	—	(60)	—
Present value of the unfunded obligation	(3,929)	(2,580)	(679)	(511)	(159)
Net amount recognized	(4,140)	(2,731)	(679)	(571)	(159)

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	Year ended December 31, 2016
	Total	United States	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	6,251	4,995	573	516	167
Current service cost	100	59	7	27	7
Interest cost on DBO	249	203	25	12	9
Past service cost - Plan amendments	(851)	(844)	(3)	(4)	—
Plan participants’ contribution	18	18	—	—	—
Actuarial (gain) loss	(48)	(62)	1	8	5
Demographic assumptions	(184)	(154)	(32)	—	2
Financial assumptions	189	160	23	14	(8)
Experience adjustment	(53)	(68)	10	(6)	11
Benefits paid	(323)	(240)	(31)	(40)	(12)
Foreign currency exchange rate differences and other movements [1]	4	54	20	(27)	(43)
Benefit obligation at end of the period	5,400	4,183	592	492	133

Change in plan assets
Fair value of plan assets at beginning of the period	706	698	—	8	—
Interest income on plan assets	26	26	—	—	—
Return on plan assets greater/(less) than discount rate	5	4	—	1	—
Employer contribution	86	86	—	—	—
Plan participants’ contribution	18	18	—	—	—
Benefits paid	(242)	(240)	—	(2)	—
Fair value of plan assets at end of the period	599	592	—	7	—

Present value of the wholly or partly funded obligation	(821)	(760)	—	(61)	—
Fair value of plan assets	599	592	—	7	—
Net present value of the wholly or partly funded obligation	(222)	(168)	—	(54)	—
Present value of the unfunded obligation	(4,579)	(3,423)	(592)	(431)	(133)
Net amount recognized	(4,801)	(3,591)	(592)	(485)	(133)

1.	Includes a 53 increase in benefit obligation retained by the Company in respect of Steelton, which has been classified as held for sale at December 31, 2016 (see note 2.3.2).

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year ended December 31, 2017
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	100	58	9	26	7
Past service cost - Plan amendments	4	—	1	2	1
Net interest cost/(income) on net DB liability/(asset)	204	159	23	11	11
Actuarial (gains)/losses recognized during the year	2	—	—	2	—
Total	310	217	33	41	19

	Year ended December 31, 2016
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	100	59	7	27	7
Past service cost - Plan amendments	(851)	(844)	(3)	(4)	—
Net interest cost/(income) on net DB liability/(asset)	223	177	25	12	9
Actuarial (gains)/losses recognized during the year	1	—	—	1	—
Total	(527)	(608)	29	36	16

	Year ended December 31, 2015
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	96	50	9	28	9
Past service cost - Plan amendments	(2)	—	(2)	—	—
Cost of termination benefits	6	6	—	—	—
Net interest cost/(income) on net DB liability/(asset)	220	169	26	11	14
Actuarial (gains)/losses recognized during the year	(3)	—	—	(3)	—
Total	317	225	33	36	23
The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year ended December 31,
	2017	2016	2015
Net periodic pension cost	245	134	241
Net periodic OPEB cost	310	(527)	317
Total	555	(393)	558

Cost of sales	220	(725)	197
Selling, general and administrative expenses	23	—	27
Financing costs - net	312	332	334
Total	555	(393)	558

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Plan Assets
The weighted-average asset allocations for the funded defined benefit plans by asset category were as follows:

	December 31, 2017
	United States	Canada	Brazil	Europe	Others
Equity Securities	53%	56%	—	3%	41%
- Asset classes that have a quoted market price in an active market	26%	47%	—	3%	41%
- Asset classes that do not have a quoted market price in an active market	27%	9%	—	—	—
Fixed Income Securities (including cash)	34%	42%	97%	71%	49%
- Asset classes that have a quoted market price in an active market	4%	33%	97%	67%	49%
- Asset classes that do not have a quoted market price in an active market	30%	9%	—	4%	—
Real Estate	—	2%	1%	—	2%
- Asset classes that have a quoted market price in an active market	—	—	1%	—	2%
- Asset classes that do not have a quoted market price in an active market	—	2%	—	—	—
Other	13%	—	2%	26%	8%
- Asset classes that have a quoted market price in an active market	4%	—	2%	3%	8%
- Asset classes that do not have a quoted market price in an active market	9%	—	—	23%	—
Total	100%	100%	100%	100%	100%

	December 31, 2016
	United States	Canada	Brazil	Europe	Others
Equity Securities	50%	53%	—	3%	40%
- Asset classes that have a quoted market price in an active market	25%	46%	—	3%	40%
- Asset classes that do not have a quoted market price in an active market	25%	7%	—	—	—
Fixed Income Securities (including cash)	37%	47%	98%	72%	50%
- Asset classes that have a quoted market price in an active market	2%	35%	98%	71%	50%
- Asset classes that do not have a quoted market price in an active market	35%	12%	—	1%	—
Real Estate	4%	—	1%	—	2%
- Asset classes that have a quoted market price in an active market	—	—	—	—	2%
- Asset classes that do not have a quoted market price in an active market	4%	—	1%	—	—
Other	9%	—	1%	25%	8%
- Asset classes that have a quoted market price in an active market	—	—	1%	5%	8%
- Asset classes that do not have a quoted market price in an active market	9%	—	—	20%	—
Total	100%	100%	100%	100%	100%

These assets include investments in ArcelorMittal stock of approximately 3, but not in property or other assets occupied or used by ArcelorMittal. These assets may also include ArcelorMittal shares held by mutual fund investments. The invested assets produced an actual return of 799 and 612 in 2017 and 2016, respectively.
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

	December 31, 2017
	United States	Canada	Brazil	Europe
Equity Securities	37%	46%	1%	3%
Fixed Income Securities (including cash)	43%	41%	93%	71%
Real Estate	3%	8%	3%	—%
Other	17%	5%	3%	26%
Total	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2017	2016	2015	2017	2016	2015
Discount rate
Range	1.50% - 15.00%	1.60% - 16.00%	2.05% - 17.00%	1.30% - 7.65%	0.90% - 7.65%	0.90% - 30.00%
Weighted average	3.45%	3.92%	4.21%	3.60%	4.19%	4.49%
Rate of compensation increase
Range	1.80% - 9.00%	1.80% - 10.00%	2.00% - 11.00%	2.00% - 4.50%	2.00% - 32.00%	2.00% - 27.00%
Weighted average	2.81%	3.11%	3.11%	3.32%	3.38%	3.98%

	Other Post-employment Benefits
	2017	2016	2015
Healthcare cost trend rate assumed
Range	1.80% - 5.00%	1.80% - 5.60%	2.00% - 7.00%
Weighted average	4.48%	4.51%	4.75%
Cash contributions and maturity profile of the plans
In 2018, the Company expects its cash contributions to amount to 299 for pension plans, 144 for other post-employment benefits plans, 120 for defined contribution plans and 73 for United States multi-employer plans. Cash contributions to defined contribution plans and to United States multi-employer plans sponsored by the Company, were respectively 104 and 67 in 2017.
At December 31, 2017, the weighted average duration of the liabilities related to the pension and other post-employment benefits plans were 12 (2016: 11) and 14 (2016: 13), respectively.
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
Life expectancy
Most plans provide benefits for the life of the covered members, so increases in life expectancy will result in an increase in the plans’ benefit obligations.
Assumptions regarding future mortality rates have been set considering published statistics and, where possible, ArcelorMittal’s own experience. In 2017, ArcelorMittal USA updated the company specific tables it uses to value most of its postretirement liabilities. These tables were projected forward using the most recent projection scales issued by the Society of Actuaries. Use of these new mortality assumptions resulted in reducing the pension and OPEB by 95 and 51, respectively. The current longevities at retirement underlying the values of the defined benefit obligation were approximately 22.

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
In 2017, the Company changed its provider of insured coverage of Medicare eligible participants in the United States. This resulted in significantly lowering the premiums and resulted in reducing the OPEB defined benefit obligations by 1,061. In 2017, the healthcare cost trend rate assumption in the United States was adjusted, which resulted in increasing the OPEB defined benefit obligations by 117.
Sensitivity analysis
The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2017, the defined benefit obligation for pension plans was 10,835):

	Effect on 2018 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2017 DBO
Change in assumption
100 basis points decrease in discount rate	(50)	1,333
100 basis points increase in discount rate	40	(1,095)
100 basis points decrease in rate of compensation	(14)	(180)
100 basis points increase in rate of compensation	14	177
1 year increase of the expected life of the beneficiaries	12	310
The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2017 the defined benefit obligation for post-employment benefit plans was 4,686):

	Effect on 2018 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect of December 31, 2017 DBO
Change in assumption
100 basis points decrease in discount rate	(3)	697
100 basis points increase in discount rate	2	(553)
100 basis points decrease in healthcare cost trend rate	(31)	(469)
100 basis points increase in healthcare cost trend rate	40	575
1 year increase of the expected life of the beneficiaries	8	159
The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.
Multi-employer plans
ArcelorMittal participates in one material multi-employer pension plan in the United States. Under multi-employer plans, several participating employers make contributions into a pension plan. The assets of the plan are not limited to the participants of a particular employer. If an employer is unable to make required contributions to the plan, any unfunded obligations may be borne by the remaining employers. Additionally, if an employer withdraws from the plan, it may be required to pay an amount based on the underfunded status of the plan. As of December 31, 2016, which is the latest period for which information is available, the multi-employer pension plan had a total actuarial liability of 4,993 and assets with market value of 4,142 for a funded ratio of about 83%. ArcelorMittal represented approximately 29% of total contributions made to the plan in the past three years.

7.3    Share-based payments
ArcelorMittal issues equity-settled share-based payments to certain employees, including stock options, RSUs and PSUs. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. For stock options, RSUs and PSUs, fair value is measured using the Black-Scholes-Merton pricing model and the market value of the shares at the date of the grant after deduction of dividend payments during the vesting period, respectively. Where the fair value calculation requires modeling of the Company’s performance against other market index, fair value is measured using the Monte Carlo pricing model to estimate the forecasted target performance goal for the company and its peer companies. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility. For the RSUs and PSUs, the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions.
On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the outstanding number of stock options, PSUs and RSUs per employee has been recast for prior periods.
Stock Option Plans
Prior to the May 2011 annual general shareholders’ meeting adoption of the ArcelorMittal Equity Incentive Plan described below, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.
Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittal Shares plan that expired in 2009), ArcelorMittal may grant options to purchase common shares to senior management of ArcelorMittal and its associates for up to 100,000,000 (33,333,333 shares after reverse stock split) shares of common shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance ("ARCG") Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

Date of grant	Exercise prices (per option)
August 2010	$91.98
August 2009	109.14
November 2008	63.42
August 2008	235.32
No options were granted during the years ended December 31, 2017, 2016, and 2015.
The compensation expense recognized for stock option plans was nil for each of the years ended December 31, 2017, 2016 and 2015.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Option activity with respect to ArcelorMittal Shares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2017, 2016 and 2015:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2014	6,692,533	63.42 – 235.32	144.79
Expired	(961,733)	81.93 – 235.32	125.26
Outstanding, December 31, 2015	5,730,800	63.42 – 235.32	148.06
Expired	(1,048,266)	91.98 – 235.32	125.17
Outstanding, December 31, 2016	4,682,534	63.42 – 235.32	153.19
Expired	(1,397,659)	63.42 – 235.32	170.40
Outstanding, December 31, 2017	3,284,875	63.42 – 235.32	145.86

Exercisable, December 31, 2015	5,730,800	63.42 – 235.32	148.06
Exercisable, December 31, 2016	4,682,534	63.42 – 235.32	153.19
Exercisable, December 31, 2017	3,284,875	63.42 – 235.32	145.86
The following table summarizes information about total stock options of the Company outstanding as of December 31, 2017:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$91.98	1,117,757	2.59	1,117,757	August 3, 2020
109.14	1,058,014	1.59	1,058,014	August 4, 2019
63.42	862	0.86	862	November 10, 2018
235.32	1,108,242	0.59	1,108,242	August 5, 2018
$63.42 – $235.32	3,284,875	1.60	3,284,875
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
The maximum number of PSUs (and RSUs previously) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 4, 2016 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2016 annual general shareholders’ meeting to the May 2017 annual general shareholders’ meeting, a maximum of 30,000,000 PSUs (10,000,000 PSU's after the reverse stock split) may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined. The 2017 Cap for the number of PSUs that may be allocated to the CEO Office and other retention based grants below the CEO Office level was approved at the annual shareholders' meeting on May 10, 2017 at a maximum of 3,000,000 shares.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria (such as return on capital employed ("ROCE"), total shareholders return ("TSR"), earnings per share ("EPS") and gap to competition) over a three year period from the date of the PSU grant. The employees eligible to receive PSUs are a sub-set of the group of employees eligible to receive RSUs. The target group for PSU grants initially included the Chief Executive Officer and the other GMB members. However, from 2013 onwards, the Chief Executive Officer and other GMB members (and in 2016, the CEO Office) received PSU grants only under the GMB PSU Plan instead of the ArcelorMittal Equity Incentive Plan.
Conditions of the 2017 grant were as follows:

		CEO Office				Executive Officers and other qualifying employees
2017 Grant	●	PSUs with a three-year performance period			●	PSUs with a three-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group			●	Performance criteria: TSR and Gap to competition in some areas
	●	Value at grant: 100% of base salary for the CEO and the CFO			●	Vesting conditions:
	●	Vesting conditions:
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR vs. peer group	100% median 50% vesting	≥120% median 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Gap to competition (where applicable)	-	100% target 100% vesting
		Vesting percentage	50%	100%
Awards made in previous financial years which have not yet reached the end of the vesting period
The Company's Long-Term Incentive Plan for senior management including Executive Officers follows the Company's strategy.

In 2014 and 2015, the Company's goal was to achieve ROCE and Mining volume for the Mining segment and therefore the target was based on these performance measures.

In 2016, in order to ensure achievement of the Action 2020 plan, ArcelorMittal made a special grant (“Special Grant”) to qualifying employees (including the Executive Officers), instead of the standard grant. The value of the Special Grant at grant date is based generally on a specified percentage of the base salary depending on the position of the employee at grant date. The vesting is subject to continued active employment within the ArcelorMittal group and to yearly performance of ROCE targets and other strategic objectives within the business units.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The plans in 2016, 2015 and 2014 are summarized below:

		CEO Office					Executive Officers and other qualifying employees
2014 Grant	●	PSUs with a three-year performance period				●	RSUs with a three-year vesting period (2014 grant vested in December 2017)
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group				●	PSUs with a three-year performance period
	●	Value at grant: 100% of base salary for the CEO and 80% for the CFO				●	Performance target: mainly ROCE and mining volume plan for the Mining segment
	●	Vesting conditions:				●	One PSU can give right to 0 shares up to 1.5 shares
						●	Vesting conditions:
			Threshold	Target	Stretch			Threshold	Target	Stretch
		TSR/EPS vs. peer group	80% median	100% median	≥120% median		Performance	80%	100%	≥120%
		TSR vs. S&P 500	Performance equal to 80% of Index	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Vesting	50%	100%	150%
		Vesting percentage	50%	100%	150%
2015 Grant		Same as in 2014					Same as in 2014
2016 Special Grant	●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period				●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group				●
Performance criteria: ROCE and Gap to competition in some areas one target grant: a share will vest if performance is met at target one over-performance grant: a share will vest if performance exceeds 120%

	●	Value at grant: 150% of base salary for the CEO and the CFO				●	Vesting conditions:
	●	Vesting conditions:
				Threshold	Target		Performance		100%	≥120%
		TSR/EPS vs. peer group		100% median	≥120% median		Target award vesting		100%	100%
		TSR vs. S&P 500		Performance equal to Index	≥Performance equal to Index + 2% outperformance		Overperformance award (=20% of target award)		-	100%
		Vesting percentage		50%	100%

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following table summarizes the Company’s share unit plans outstanding December 31, 2017:

At Grant date						Number of shares issued as of December 31, 2017
Grant date	Type of plan	Number of shares	Number of beneficiaries	Maturity	Fair value per share	Shares outstanding	Shares exited	Shares forfeited
December 20, 2017	PSU	1,081,447	527	January 1, 2021	18.42	1,081,447	—	—
December 20, 2017	CEO Office	90,084	2	January 1, 2021	22.85	90,084	—	—
June 30, 2016	PSU II	3,472,355	554	January 1, 2021	13.17	3,238,930	—	233,425
June 30, 2016	CEO PSU II	153,268	2	January 1, 2022	16.62	153,268	—	—
June 30, 2016	PSU I	3,472,355	554	January 1, 2019	13.74	3,238,930	—	233,425
June 30, 2016	CEO PSU I	153,268	2	January 1, 2020	10.68	153,268	—	—
December 18, 2015	PSU	295,935	322	January 1, 2019	11.49	246,661	—	49,274
December 18, 2015	RSU	368,534	576	December 18, 2018	11.49	306,005	3,138	59,391
June 30, 2015	GMB PSU	154,767	4	June 30, 2018	25.59	154,767	—	—
December 17, 2014	PSU	326,678	353	January 1, 2018	30.84	239,481	—	87,197
Total		9,568,691			$10.68 – $30.84	8,902,841	3,138	662,712
The compensation expense recognized for RSUs and PSUs was immaterial for the years ended December 31, 2017, 2016 and 2015.
Share unit plan activity is summarized below as of and for each year ended December 31, 2017, 2016 and 2015:

	RSUs		PSUs
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2014	1,136,761	36.19	1,086,834	42.29
Granted	368,536	11.49	450,702	16.33
Exited	(107,544)	42.90	(8,239)	50.61
Forfeited	(77,099)	35.91	(158,622)	45.59
Outstanding, December 31, 2015	1,320,654	28.78	1,370,675	33.32
Granted [1]	—	—	7,252,814	13.46
Exited	(564,679)	38.24	(19,816)	37.11
Forfeited	(105,721)	26.12	(564,179)	37.76
Outstanding, December 31, 2016	650,254	21.00	8,039,494	15.08
Granted [1]	—	—	1,199,338	19.25
Exited	(303,550)	30.69	(204,855)	43.34
Forfeited	(40,699)	20.32	(437,141)	18.33
Outstanding, December 31, 2017	306,005	11.49	8,596,836	14.83

1.	Including 27,807 over-performance shares granted for the targets achievement of the PSU grant September 27, 2013 (1,567 over-performance shares for the PSU grant March 29, 2013 in 2016).

NOTE 8: PROVISIONS, CONTINGENCIES AND COMMITMENTS
ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Future operating expenses or losses are excluded from recognition as provisions as they do not meet the definition of a liability. Contingent assets and contingent liabilities are excluded from recognition in the consolidated statements of financial position.
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
The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through write backs or additional provisions in the consolidated statements of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described above.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, ArcelorMittal may be unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, ArcelorMittal has disclosed information with respect to the nature of the contingency. ArcelorMittal has not accrued a provision for the potential outcome of these cases.
For cases in which the Company was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, it believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.
These assessments can involve series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

8.1    Provisions overview

	Balance at December 31, 2016	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements		Balance at December 31, 2017
Environmental (see note 8.2)	745	64	(57)	63	[2]	815
Asset retirement obligations (see note 8.2)	358	60	(9)	18		427
Site restoration	43	—	(9)	6		40
Staff related obligations	168	48	(41)	8		183
Voluntary separation plans	79	22	(44)	22		79
Litigation and other (see note 8.2)	413	64	(173)	24		328
Tax claims	211	11	(109)	13		126
Other legal claims	202	53	(64)	11		202
Commercial agreements and onerous contracts	26	18	(22)	2		24
Other	115	39	(37)	9		126
	1,947	315	(392)	152		2,022
Short-term provisions	426					410
Long-term provisions	1,521					1,612
	1,947					2,022

	Balance at December 31, 2015	Additions[1]	Deductions/ Payments		Effects of foreign exchange and other movements		Balance at December 31, 2016
Environmental (see note 8.2)	697	108	(65)		5		745
Asset retirement obligations (see note 8.2)	297	70	(4)		(5)		358
Site restoration	64	8	(20)		(9)		43
Staff related obligations	167	48	(63)		16		168
Voluntary separation plans	97	25	(68)		25		79
Litigation and other (see note 8.2)	463	66	(71)		(45)		413
Tax claims	189	20	(22)		24		211
Other legal claims	269	46	(44)		(69)	[3]	202
Other unasserted claims	5	—	(5)		—		—
Commercial agreements and onerous contracts	273	18	(254)	[4]	(11)		26
Other	146	31	(51)		(11)		115
	2,204	374	(596)		(35)		1,947
Short-term provisions	770						426
Long-term provisions	1,434						1,521
	2,204						1,947

1.	Additions exclude provisions reversed or utilized during the same year.

2.	Effects of foreign exchange and other movements in 2017 are mainly related to the depreciation of U.S. dollar against local currencies primarily in Europe.

3.
On November 16, 2016, upon settlement of the competition commission case in South Africa, the provision of 84 recorded for this case was reclassified to "other long-term obligations" (65) and "Accrued expenses and other liabilities" (19).

4.	Deductions and payments for commercial agreements and onerous contracts reflect the increase in raw materials and steel prices.

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
Provisions for voluntary separation plans primarily concern plans in Spain, Czech Republic, Belgium and the United States which are expected to be settled within one year.
Provisions for litigation include losses relating to a present legal obligation that are considered to be probable. Further detail regarding legal matters is provided in note 8.2.
Other mainly includes provisions for technical warranties and guarantees.

8.2 Environmental liabilities, asset retirement obligations and legal proceedings
Environmental Liabilities
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2017, excluding asset retirement obligations, ArcelorMittal had established provisions of 815 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 473 in Europe, 141 in the United States, 165 in South Africa and 36 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.
United States
ArcelorMittal’s operations in the United States have environmental provisions of 141 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 16 is expected to be spent in 2018. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor, Lackawanna, and its closed coal mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 36, with anticipated spending of 2 during 2018, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).
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
ArcelorMittal USA’s Indiana Harbor facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the United States Resource Conservation and Recovery Act (“RCRA”). An ArcelorMittal USA predecessor company entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA entered into a Consent Decree Amendment defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal. The provisions for environmental liabilities include 7 for such sediment assessment and

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

remediation, and 4 for RCRA Corrective Action at the Indiana Harbor facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor, but the potential costs of any such remediation cannot yet be reasonably estimated.
ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. The New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include 35 for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.
ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust, which reached the target value in 2017. This target value is based on average spending over the last three years. The trust had a market value of 46 as of December 31, 2017. ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. ArcelorMittal USA’s provisions for environmental liabilities include 31 for this matter.
In 2006, the United States EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging multiple violations of the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) air permit requirements, based on alleged failures by Bethlehem Steel (a previous owner) dating back to early 1994. Based on recent court decisions and ongoing negotiations with the United States EPA, it is very likely that the United States EPA will not enforce the alleged PSD permit violations by Bethlehem Steel against ArcelorMittal USA. The United States EPA Region V also conducted a series of inspections and issued information requests under the Federal Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities. Some of the EPA’s information requests and subsequent allegations relate to recent operations while others relate to historical actions under former facility owners that occurred several years ago. In 2011, the United States EPA issued NOVs to Indiana Harbor, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self-reported Title V permit concerns. Comprehensive settlement discussions with the United States EPA and affected state agencies involving all NOVs are ongoing and a comprehensive settlement with the United States EPA, which is anticipated to encompass self-reported non-compliance through at least December 31, 2015, is being finalized with execution anticipated in 2018. The settlement will include payment of penalties and injunctive relief. Efforts to mitigate the total penalty to be paid by proposing a supplemental environmental proposal are also being pursued. Liabilities associated with a comprehensive settlement are estimated at 12.
In 2014, the ArcelorMittal Monessen coke plant was re-started after having been idled since 2008. Since re-start, state regulatory authorities (“PADEP”) issued numerous NOVs, the majority of which concerns Clean Air Act violations. United States EPA Region 3 also issued an NOV and, in addition, issued an information request seeking detailed testing and information concerning air compliance related issues. PADEP issued a proposed penalty assessment of 1 for alleged violations occurring from April 2014 through May 2015. Penalties are being finalized as part of comprehensive Consent Decree negotiations with PADEP and United States EPA enforcement officials and with Penn Environment, a local environmental group which filed a Citizen Suit under the Clean Air Act in 2015. The litigation was stayed in 2016 pending a final settlement which is expected in 2018 along with the final Consent Decree.
Europe
Environmental provisions for ArcelorMittal’s operations in Europe total 473 and are mainly related to the investigation and remediation of environmental contamination at current and former operating sites in France (90), Belgium (248), Luxembourg (62), Poland (30), Germany (26), Czech Republic (10) and Spain (6). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

France
In France, there is an environmental provision of 90, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials.
The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater.
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
Belgium
In Belgium, there is an environmental provision of 248 of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.
Luxembourg
In Luxembourg, there is an environmental provision of 62, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.
In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually liable to clean the site and move approximately 400,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Mondercange, Differdange and Dommeldange. In addition, ArcelorMittal Luxembourg has secured the disposal of laddle slag, sludge and certain other residues coming from different sites at the Differdange dump for a total volume of 1,000,000 cubic meters until mid 2020. A provision of 53 covers these obligations.
ArcelorMittal Belval and Differdange has an environmental provision of 8 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration and to cover dismantling and soil cleaning costs of the former PRIMOREC installation.
Poland
ArcelorMittal Poland S.A.’s environmental provision of 30 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.
Germany
In Germany, the environmental provision of 26 essentially relates to ArcelorMittal Bremen’s post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Czech Republic
In the Czech Republic, there is an environmental provision of 10, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.
Spain
In Spain, ArcelorMittal España has environmental provisions of 6 due to obligations of sealing landfills basically located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.
South Africa
AMSA has environmental provisions of 165 to be used over 15 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.
A provision of 40 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. AMSA transformed this old plant into an industrial hub for light industry since the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated, but other remediation works continued at a slow pace as remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed with authorities and surrounding landowners.
The Vanderbijlpark Works site, the main flat carbon steel operation of AMSA, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. 21 of the provision is allocated to this site.
The Newcastle Works site is the main long carbon steel operation of AMSA. A provision of 34 is allocated to this site. As with all operating sites of AMSA, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for air quality improvements.
A provision of 67 relates to the environmental rehabilitation of the Thabazimbi Mine. In terms of the Amended and Restated Settlement and Supply Agreement between Sishen Iron Ore Company ("SIOC") and AMSA, AMSA is liable for the costs relating to the rehabilitation of SIOC's Thabazimbi iron ore mine for the period that it was a captive mine. The mine ceased to be a captive mine on December 31, 2014. The local board approved the takeover of the Thabazimbi mine from SIOC subject to the approval by the Department of Mineral Resources ("DMR") and a positive taxation ruling by the South African Revenue Services ("SARS"). The tax ruling is expected during the first quarter of 2018. AMSA and SIOC have been in discussions and will continue to engage the DMR in regards to the takeover of the mine.
The remainder of the obligation of 3 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater aquifers.
Canada
In Canada, ArcelorMittal Dofasco has an environmental provision of 30 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, of which 2 is expected to be spent in 2018. ArcelorMittal Long Products Canada has an environmental provision of 6 for future disposal of sludge left in ponds after flat mills closure at Contrecoeur.
Asset Retirement Obligations (“AROs”)
AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2017, ArcelorMittal had established provisions for asset retirement obligations of 427, including 44 for Ukraine, 128 for Canada, 86 for the United States, 46 for Mexico, 15 for Belgium, 38 for Germany, 16 for South Africa, 12 for Spain, 11 for Brazil, 14 for Kazakhstan and 17 for Liberia.

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
The AROs in Mexico relate to the restoration costs following the closure of the Las Truchas, El Volcan and the joint operation of Pena Colorada iron ore mines.
In Belgium, the AROs are to cover the demolition costs for primary facilities at the Liège sites.
In Spain, the AROs relate to the discontinuance of the activities of various assets within the upstream installations.
In Germany, AROs principally relate to the Hamburg site, which operates on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restoring the layer and stabilizing the shoreline at the harbor.
The AROs in South Africa are for the Pretoria, Vanderbijlpark, Saldanha, Newcastle as well as the Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.
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
Tax Claims
ArcelorMittal is a party to various tax claims. As of December 31, 2017, ArcelorMittal had recorded provisions in the aggregate of 126 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2017, (ii) that constitute a contingent liability, or (iii) that were resolved in 2017, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against the pending claims discussed below.
Brazil
In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case except for 6, which is still pending a final decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 185 as of December 31, 2017. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brasil on April 16, 2011, but decided that no penalty (amounting to 77 at that time) was due. Both parties have filed an appeal with the administrative tribunal of second instance.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

In 2011, SOL Coqueria Tubarão S.A. received 21 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value-added tax) in the total amount of 34 relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of first instance upheld 21 of the tax assessments, while also issuing decisions partially favorable to the Company in two of the cases. In September 2015, ArcelorMittal Tubarão filed appeals with respect to each of the administrative tribunal’s decisions. As of December 31, 2017, there have been final unfavorable decisions at the administrative tribunal level in 15 of the 21 cases, each of which ArcelorMittal Tubarão is appealing to the judicial instance. The other six cases are pending decisions from the administrative tribunal of third instance.
In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 589. On January 31, 2014, the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 266 to 141 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component). In September 2017, the administrative tribunal of second instance found largely in favor of the Federal Revenue. In January 2018, ArcelorMittal Brasil filed a motion for clarification of this decision.
In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the amortization of goodwill arising from the mandatory tender offer made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 517. In October 2014, the administrative tribunal of first instance found in favor of the Federal Revenue and ArcelorMittal Brasil filed its appeal in November 2014. In September 2017, the administrative tribunal of second instance found in favor of the Federal Revenue Service. ArcelorMittal Brasil filed a motion for clarification with respect to this decision, which was denied, and thereafter filed an appeal to the administrative tribunal of third instance
In 2013, ArcelorMittal Brasil filed a lawsuit against the Federal Revenue disputing the basis of calculation of a tax called additional freight for the renewal of the Brazilian Merchant Navy ("AFRMM"), amounting to 50. The dispute is related to the inclusion of the unloading and land transport costs of the imported goods after landing to calculate AFRMM. In February 2017, ArcelorMittal Brasil obtained a favorable decision at first instance but this decision is subject to further mandatory review.
For over 18 years, ArcelorMittal Brasil has been challenging the basis of the calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes are calculated), in an amount of 4. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 55 as of December 31, 2017. In March 2017, the Supreme Court decided a separate case, not involving ArcelorMittal Brasil, on the same subject in favor of the relevant taxpayers. Such separate Supreme Court decision, which is of binding precedential value with respect to all similar cases, including those of ArcelorMittal Brasil, is being appealed by the Federal Revenue Service.
In the period from 2014 to 2016, ArcelorMittal Brasil received 3 tax assessments from the Federal Revenue in the amount of 53 disputing its use of credits for PIS and COFINS social security taxes in 2010 and 2011. The dispute relates to the concept of production inputs in the context of these taxes. In 2017, in two cases, the administrative tribunal of second instance found partially in favor of ArcelorMittal Brasil, and the Company has filed an appeal to the administrative tribunal of third instance. In the third case, the administrative tribunal of first instance upheld the tax assessment, and the Company has appealed to the administrative tribunal of second instance.
In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The amount claimed totals 57. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavorable decision at the second administrative level. Following the conclusion of this proceeding at the administrative level, the Company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount, after taking account of a reduction of fines mentioned below, of 64, regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. In May 2017, there was a further unfavorable decision at the second administrative level in respect of the tax assessment received in April 2016. In June 2017, ArcelorMittal Comercializadora de Energia filed an appeal to the second administrative instance. This appeal was rejected in August 2017. In October and November 2017, the Company appealed in relation to both tax assessments to the judicial instance. In November 2017, the Company received a notice from the tax authority informing it of the reduction of the fines element by 18, due to the retroactive application of a new law.
In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 99. The administrative tribunal of first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative tribunal’s decisions. Each case was decided unfavorably to ArcelorMittal Brasil at the administrative tribunal of second instance, and ArcelorMittal Brasil has appealed the cases to the judicial instance.
On April 25, 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from Mittal Steel’s mandatory tender offer to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in the write-off of 292 worth of ArcelorMittal Brasil’s net operating loss carryforwards and as a result could have an effect on net income over time. In May 2016, ArcelorMittal Brasil filed its defense, which was not accepted at the first administrative instance. On March 10, 2017, ArcelorMittal Brasil filed an appeal to the second administrative instance.
On May 17, 2016, ArcelorMittal Brasil received a tax assessment from the state of Santa Catarina in the amount of 155 alleging that it had used improper methods to calculate the amount of its ICMS credits. ArcelorMittal Brasil filed its defense in July 2016. In December 2016, ArcelorMittal Brasil received an unfavorable decision at the first administrative level, in respect of which it has filed an appeal.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Mexico
In 2015, the Mexican Tax Administration Service issued three tax assessments to ArcelorMittal Mexico, alleging that ArcelorMittal Mexico owes 142 in respect of (i) improper interest deductions relating to certain loans, (ii) unpaid corporate income tax for interest payments improperly categorized as profit, and (iii) improper payment deductions for branding fee services and IT services in 2008. ArcelorMittal Mexico filed an annulment complaint in respect of each of the aforementioned assessments in November 2015. In November 2017, ArcelorMittal Mexico filed a nullity application before the Tax and Administrative Justice Court.
In 2007, the Mexican Tax Administration Service issued tax assessments to ArcelorMittal Las Truchas, alleging that ArcelorMittal Las Truchas owes 72 in respect of (i) non-payment of withholding tax on capitalized interest, (ii) non-deduction of accrual interest regarding certain loans, and (iii) reduction of assets tax taxable basis in 2007. ArcelorMittal Las Truchas filed annulment complaints in respect of each of the aforementioned assessments in 2015, which the Tax Authorities dismissed in November 2015. Following the dismissal of the annulment complaints, the matter is currently before the Tax and Administrative Justice Court.
Competition/Antitrust Claims
ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2017, ArcelorMittal had recorded provisions in the aggregate of 6 for such claims. Set out below is a summary description of competition/antitrust claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2017, (ii) that constitute a contingent liability, or (iii) that were resolved in 2017, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.
Brazil
In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defence (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE issued its final decision against ArcelorMittal Brasil, imposing a fine of 61. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a guarantee letter and obtained an injunction to suspend enforcement of this decision pending the court’s judgment. In September 2017, the Court found against ArcelorMittal Brasil. In October 2017, ArcelorMittal Brasil filed a motion for clarification of this decision, which was denied. In December 2017, ArcelorMittal Brasil filed an appeal to the second judicial instance.
There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages in an amount of 67 based on the alleged violations investigated by CADE.
A further related lawsuit was commenced in February 2011 by four units of Sinduscons, a civil construction trade organization, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.
Romania
In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefited from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid in April 2012. The European Commission announced on June 12, 2015 that electricity supply contracts signed by Hidroelectrica with certain electricity traders and industrial customers (including the one entered by ArcelorMittal Galati) did not involve state aid within the meaning of the EU rules. In March 2017, the European Commission's decision was officially published. As no challenge was filed within two months of publication, the decision has become definitive.

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
In August 2013, the South African Competition Commission referred a complaint against four scrap metal purchasers in South Africa, including ArcelorMittal South Africa, to the South African Competition Tribunal for prosecution. The complaint alleged collusion among the purchasers to fix the price and other trading conditions for the purchase of scrap over a period from 1998 to at least 2008.
In relation to all these cases, following an extensive engagement, ArcelorMittal South Africa reached an agreement on an overall settlement with the Competition Commission for an amount of 1.5 billion South African rand (approximately 110). In October 2016, Barnes Fencing filed an application with the Competition Tribunal to review and set aside the said settlement agreement in respect of the Barnes matters. In addition, Barnes filed an objection to the settlement agreement and an application to stay. The settlement agreement, as amended to exclude the Barnes case referred to above, was approved, subject to minor amendments, by the Competition Tribunal, on November 16, 2016.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Germany
In the first half of 2016, the German Federal Cartel Office carried out unannounced investigations of ArcelorMittal Ruhrort GmbH and ArcelorMittal Commercial Long Deutschland GmbH following alleged breaches of antitrust rules concerning (i) collusion regarding scrap and alloy surcharges from the 1990s through November 2015 and (ii) impermissible exchanges of sensitive information between competitors since early 2003. ArcelorMittal Ruhrort GmbH and ArcelorMittal Commercial Long Deutschland GmbH are cooperating with the German Federal Cartel Office. In March 2017, the Federal Cartel Office formally notified ArcelorMittal S.A., ArcelorMittal Commercial Sections S.A. and certain other parties that they were also being included in the investigation. The Company received the Federal Cartel Office's Preliminary Statement, setting out its then-current view of the facts, in August 2017. Since December 2017, ArcelorMittal and the Federal Cartel Office have been engaged in discussions in relation to the Preliminary Statement of Facts and the future course of the investigation including avenues for resolution of the matter.
In August 2017, the German Federal Cartel Office carried out unannounced investigations of ArcelorMittal Bremen, ArcelorMittal Eisenhüttenstadt GmbH and ArcelorMittal Berlin Holding GmbH principally relating to alleged breaches of antitrust rules concerning (i) agreement between flat steel producers regarding extras from June 2006 - March 2016 (ii) impermissible exchanges of sensitive information between competitors from 1986- 2016 and (iii) agreement to continue market and price structure introduced by the European Coal and Steel Community from 2002-2016. ArcelorMittal is reviewing the allegations and, at this time, is unable to assess the outcome of any proceedings or the amount of its potential liability, if any.
Other Legal Claims
ArcelorMittal is a party to various other legal claims. As of December 31, 2017, ArcelorMittal had recorded provisions of 196 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2017, (ii) that constitute a contingent liability, (iii) that were resolved in 2017, or (iv) that were resolved and had a financial impact in 2015 or 2016, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the claims discussed below that remain pending.
Argentina
Over the course of 2007 to 2017, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar, related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 38 different claims concerning several shipments made between 2002 and 2014. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is 223. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. As of December 31, 2017, in 25 of the total 38 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 69). These decisions have been appealed to the Argentinian National Fiscal Court. In 2017, 3 of the cases were decided by the National Fiscal Court, all in favor of Acindar, representing claims of 10 and one case is definitive, not having been appealed by Customs Office Authority.
Canada
In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of 797 (CAD1 billion) or rescission of the transfer of the Baffinland securities by members of the class. The class certification hearings were held in January 2018, a decision is pending.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Italy
In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed 112, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of 17 to 28 or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of 45 to 71. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of 25 plus interest. In June 2015, both parties served appeals of the decision on the quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1, 2015, Finmasi formally notified to AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France. At a hearing on December 1, 2015, the Italian Court of Appeal accepted the suspension of the enforcement of the decision of December 18, 2014, following the agreement of AMDSF to provide a guarantee for its value. In March 2016, on the joint application of the parties, the Court of Appeal of Reims ordered the suspension of the proceedings.
Luxembourg
In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is 71. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which are also being appealed.
France
Certain subsidiaries of the ArcelorMittal group are parties to proceedings, dating from 2010, against Engie and Engie Thermique France which claim damages in the amount of 163 or alternatively 173 for an alleged wrongful termination of a contract for the transformation of steel production gas into electricity. The ArcelorMittal subsidiaries have filed a counterclaim in the amount of 146. The contract had been entered into in 2006 for a term of 20 years. ArcelorMittal Méditerranée terminated it in July 2010 on the basis that Engie was solely responsible for the delay in the commissioning of the power plant (which suffered from significant malfunctions) constructed for the transformation of steel production gas into electricity. Engie claims that ArcelorMittal was in breach of the contract at the time of the termination due to certain alleged issues with the furnishing and quality of its steel production gas, and therefore unable to terminate the contract based on the sole breaches of Engie. The case is before the Commercial Court of Nanterre; pleadings on the substance took place on February 9, 2018. ArcelorMittal is vigorously defending itself in this matter and vigorously pursuing its counterclaim.

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
The number of claims outstanding for asbestos exposure at December 31, 2017 was 404 as compared to 394 at December 31, 2016. The range of amounts claimed for the year ended December 31, 2017 was $35,979 to $779,545. The aggregate costs and settlements for the year ended December 31, 2017 were 6.4, of which 0.25 represented legal fees and 6.1

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

represented damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2016 were 7.8, of which 0.22 represented legal fees and 7.6 represented damages paid to the claimant.
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
On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 216. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012. By judgment dated February 15, 2017, the Luxembourg Court of Appeal declared all but one of the plaintiffs’ claims inadmissible, remanded the proceedings on the merits to the lower court with respect to the admissible claimant and dismissed all other claims. In June 2017, the plaintiffs filed an appeal of this decision to the Court of Cassation.
On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at 296), including those who filed the claims before the Luxembourg courts described (and quantified) above.
8.3    Commitments

	December 31,
	2017	2016
Purchase commitments	24,734	24,432
Guarantees, pledges and other collateral	5,021	4,424
Non-cancellable operating leases	1,311	1,312
Capital expenditure commitments	878	466
Other commitments	1,206	1,432
Total	33,150	32,066
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
Purchase commitments include commitments given to associates for 520 and 480 as of December 31, 2017 and 2016, respectively. Purchase commitments include commitments given to joint ventures for 1,550 and 1,386 as of December 31, 2017 and 2016, respectively. Commitments given to joint ventures include 1,481 and 1,314 related to purchase of the output from Tameh as of December 31, 2017 and 2016, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 266 and 131 as of December 31, 2017 and 2016, respectively. Additionally, 13 and 11 were related to guarantees given on behalf of associates as of December 31, 2017 and 2016, respectively. Guarantees of 1,022 and 1,028 were given on behalf of joint ventures as of December 31, 2017 and 2016, respectively. Guarantees given on behalf of joint ventures include 406 and 463 for the guarantees issued on behalf of Calvert and 382 and 403 for the guarantees issued on behalf of Al Jubail as of December 31, 2017 and 2016, respectively.
Pledges and other collateral mainly relate to inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 299, ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving base finance facility in South Africa of 169 and mortgages entered into by the Company’s operating subsidiaries. Pledges of property, plant and equipment were 282 and 256 as of December 31, 2017 and 2016, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 419 and nil of commitments given on behalf of associates as of December 31, 2017 and 2016. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 164 and 114 of commitments given on behalf of joint ventures as of December 31, 2017 and 2016, respectively.
Non-cancellable operating leases
The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2017 and 2016 according to maturity periods are as follows:

	December 31,
	2017	2016
Less than 1 year	315	279
1-3 years	412	422
4-5 years	252	267
More than 5 years	332	344
Total	1,311	1,312
Non-cancellable operating leases include time charter arrangements for shipping activities. The operating leases expense was 542, 521 and 538 in 2017, 2016 and 2015, respectively. The non-cancellable operating leases commitments at December 31, 2017 are related to plant, machinery and equipment (843), buildings (233), land (187) and other (48).
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
In 2014, ArcelorMittal Atlantique et Lorraine committed to investment programs in connection with the Florange site and ArcelorMittal Belgium in connection with the closure of the Liège site. The remaining capital expenditure commitments were 3 and 0 as of December 31, 2017, respectively.
In 2016, AMSA committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure commitment was 212 as of December 31, 2017.
Capital expenditure commitments also include 520 for the 1 billion, three-year investment program at the Company's Mexican operations announced in 2017, which is focused on building ArcelorMittal Mexico’s downstream capabilities. The main investment will be the construction of a new hot strip mill with capacity of approximately 2.5 million tonnes.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 286 and 366 as of December 31, 2017 and 2016, respectively, and mainly related to natural gas and electricity.

NOTE 9: INCOME TAXES
The current tax payable (recoverable) is based on taxable profit (loss) for the year. Taxable profit differs from profit as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other years or are never taxable or deductible. The Company’s current income tax expense (benefit) is calculated using tax rates that have been enacted or substantively enacted as of the date of the consolidated statements of financial position.
Tax is charged or credited to the consolidated statements of operations, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognized in other comprehensive income or in equity.
Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operating loss carry forwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of non-deductible goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the profit reported in the consolidated statements of operations.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

9.1    Income tax expense (benefit)
The components of income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2017	2016	2015
Total current tax expense (benefit)	583	255	331
Total deferred tax expense (benefit)	(151)	731	571
Total income tax expense (benefit)	432	986	902
The following table reconciles the expected tax expense (benefit) at the statutory rates applicable in the countries where the Company operates to the total income tax expense (benefit) as calculated:

	Year Ended December 31,
	2017	2016	2015
Net income (loss) (including non-controlling interests)	4,575	1,734	(8,423)
Income tax expense (benefit)	432	986	902
Income (loss) before tax	5,007	2,720	(7,521)
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries[1]	1,407	677	(2,146)
Permanent items	(522)	(5,940)	(2,124)
Rate changes	(94)	593	—
Net change in measurement of deferred tax assets	(281)	5,344	4,940
Tax effects of foreign currency translation	(157)	73	153
Tax credits	(66)	(21)	(13)
Other taxes	90	126	18
Others	55	134	74
Income tax expense (benefit)	432	986	902

1.	Tax expense (benefit) at the statutory rates is based on income (loss) before tax excluding income (loss) from investments in associates and joint ventures.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as enacted in Luxembourg (26.01%), as well as in jurisdictions, mainly in Western Europe, Brazil and Mexico, which have a structurally higher corporate income tax rate.
Permanent items

	Year Ended December 31,
	2017	2016	2015
Tax deductible write-downs on shares and receivables	(652)	(5,971)	(2,622)
Non tax deductible goodwill impairment	—	—	250
Non tax deductible hyperinflationary adjustment	26	22	114
Taxable income (tax loss) of AMTFS	(34)	20	196
Taxable dividends	65	19	—
Other permanent items	73	(30)	(62)
Total permanent items	(522)	(5,940)	(2,124)
Tax deductible write-downs on shares and receivables: in connection with the Company's impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of the carrying amounts of investments in shares and intragroup

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

receivables is also reviewed annually, resulting in tax deductible write-downs of the values of loans and shares of consolidated subsidiaries in Luxembourg.
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
Taxable dividend: the dividends received from some of the ArcelorMittal subsidiaries are subject to tax in the receiving country with the corresponding (foreign) tax credit available.
Rate changes
The 2017 tax benefit from rate changes of (94) is mainly due to the impact of the decrease in the future income tax rate on deferred tax liabilities in Belgium (60), France (31), Argentina and USA.
The 2016 tax expense from rate changes of 593 is mainly due to the impact of the decrease in the future income tax rate on deferred tax assets in Luxembourg resulting in tax expense of 647, partly offset by a tax benefit of (50) in France.
Net change in measurement of deferred tax assets
The 2017 net change in measurement of deferred tax assets of (281) primarily consists of tax expense of 652 due to the unrecognized part of deferred tax assets on write-downs of the value of shares and loans of consolidated subsidiaries in Luxembourg, tax expense of 364 due to non-recognition and derecognition of other deferred tax assets in other tax jurisdictions, partially offset by an additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (1,297). In 2017, the Company recognized 1.1 billion of previously unrecognized deferred tax assets relating to the Luxembourg tax integration. The recognition in Luxembourg includes 0.3 billion increase in projections of future taxable income in Luxembourg driven primarily by the improved market conditions of the steel industry and higher financial income mainly from further reduction in the forecasted interest expense following improved credit rating.
The 2016 net change in measurement of deferred tax assets of 5,344 primarily consists of tax expense of 5,971 due to the unrecognized part of deferred tax assets on write-downs of the value of shares and loans of consolidated subsidiaries in Luxembourg, tax expense of 285 due to non-recognition and derecognition of other deferred tax assets in other tax jurisdictions, partially offset by an additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (912). In 2016, the Company recognized 0.4 billion of previously unrecognized deferred tax assets relating to the Luxembourg tax integration. The recognition in Luxembourg includes a 0.8 billion increase in projections of future taxable income in Luxembourg driven primarily by the improved market conditions of the steel industry and higher interest income from favorable foreign exchange rate relating to the funding of Group subsidiaries as well as further reduction in the forecasted interest expense following debt repayments. This recognition is partially offset by a derecognition of 0.7 billion related to revised expectations of euro denominated deferred tax assets recoverability in U.S. dollars terms.

The 2015 net change in measurement of deferred tax assets of 4,940 primarily consists of tax expense of 2,622 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 2,405 due to non-recognition and derecognition of other deferred tax assets in other tax jurisdictions, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (87). In 2015, the Company derecognized 0.4 billion of previously recognized deferred tax assets, out of which 0.3 billion relates to the Luxembourg tax integration. The derecognition in Luxembourg represents the net reduction in projections of future taxable income in Luxembourg driven primarily by the challenging market conditions affecting the steel industry and unfavorable foreign exchange movements, partially offset by reductions in forecasted interest expense due to the Company’s announced plans in 2016 to repay debt with proceeds from a 3 billion equity rights offering and selling its 35% shareholding in Gestamp for €875 million. The taxable income projection also included the effect of the anticipated elimination of the current USD exposure of Luxembourgish deferred tax assets denominated in euro.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Tax effects of foreign currency translation
The tax effects of foreign currency translation of (157), 73 and 153 at December 31, 2017, 2016 and 2015 respectively, refer mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes. In 2017, the effects are mainly due to the depreciation of the U.S. dollar against the euro.
Tax credits
The tax credits are mainly attributable to the Company’s operating subsidiaries in Brazil, Mexico and Spain. They relate to credits claimed on foreign investment, credits for research and development and tax sparing credits.
Other taxes
Other taxes mainly include withholding taxes on dividends, services, royalties and interests as well as mining duties in Canada and Mexico, and state tax in the United States.
Others

	Year Ended December 31,
	2017	2016	2015
Tax contingencies/settlements	7	149	(8)
Prior period taxes	(7)	(18)	96
Others	55	3	(14)
Total	55	134	74
In 2016, others of 134 primarily consist of uncertain tax positions for 149 mainly related to Europe and North America.
In 2015, others of 74 primarily consist of prior period taxes for 96 related mainly to Luxembourg and Mexico.

9.2    Income tax recorded directly in equity

	Year Ended December 31,
	2017	2016	2015
Recognized in other comprehensive income on:
Deferred tax expense (benefit)
Unrealized gain (loss) on derivative financial instruments	(77)	(1)	4
Recognized actuarial gain (loss)	(42)	(1)	47
Foreign currency translation adjustments	(90)	27	(83)
	(209)	25	(32)
Recognized directly in equity on:
Deferred tax expense (benefit)
Others	9	—	—

Total	(200)	25	(32)

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
9.4    Deferred tax assets and liabilities
The origin of the deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2017	2016	2017	2016	2017	2016
Intangible assets	63	34	(869)	(900)	(806)	(866)
Property, plant and equipment	235	457	(5,334)	(5,782)	(5,099)	(5,325)
Inventories	291	367	(179)	(315)	112	52
Financial instruments	129	21	(559)	(206)	(430)	(185)
Other assets	203	307	(336)	(310)	(133)	(3)
Provisions	1,577	1,928	(424)	(330)	1,153	1,598
Other liabilities	359	468	(225)	(555)	134	(87)
Tax losses carried forward	9,275	7,906	—	—	9,275	7,906
Tax credits and other tax benefits carried forward	233	270	—	—	233	270
Untaxed reserves	—	—	(68)	(52)	(68)	(52)
Deferred tax assets / (liabilities)	12,365	11,758	(7,994)	(8,450)	4,371	3,308
Deferred tax assets					7,055	5,837
Deferred tax liabilities					(2,684)	(2,529)
The deferred tax assets recognized by the Company as of December 31, 2017 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	110,855	28,313	9,275	19,038
Tax credits and other tax benefits carried forward	1,803	1,034	233	801
Other temporary differences	17,417	3,978	2,857	1,121
Total		33,325	12,365	20,960
The deferred tax assets recognized by the Company as of December 31, 2016 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	96,648	25,735	7,906	17,829
Tax credits and other tax benefits carried forward	1,807	1,107	270	837
Other temporary differences	17,946	5,440	3,582	1,858
Total		32,282	11,758	20,524

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

As of December 31, 2017, the majority of the deferred tax assets not recognized relates to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily France, Germany, Luxembourg, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidation group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income, expiration dates and limitations on the yearly use of tax losses against taxable income.
As at December 31, 2017, the total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounted to approximately 80.8 billion, of which 30.8 billion was considered realizable, resulting in the recognition of 7.6 billion of deferred tax assets at the applicable income tax rate in Luxembourg. As at December 31, 2016, the total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounted to approximately 70.5 billion, of this amount 23.6 billion was considered realizable, resulting in the recognition of 6.1 billion of deferred tax assets at the applicable income tax rate in Luxembourg. Under the Luxembourg tax legislation tax losses generated before 2017 can be carried forward indefinitely and are not subject to any specific yearly loss utilization limitations. The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of ArcelorMittal’s holding companies in Luxembourg. Of the total tax losses carried forward, 30.1 billion may be subject to recapture in the future if the write-downs that caused them are reversed creating taxable income unless the Company converts them to permanent through sales or other organizational restructuring activities.
The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in Luxembourg. As part of its recoverability assessment the Company has taken into account (i) its most recent forecast approved by management and the Board of Directors, (ii) the likelihood that the factors that have contributed to past losses in Luxembourg will not recur, (iii) the fact that ArcelorMittal in Luxembourg is the main provider of funding to the Company’s consolidated subsidiaries, leading to significant amounts of taxable interest income, (iv) the implementation of an Industrial Franchising Arrangement between ArcelorMittal and numerous worldwide operating subsidiaries, and (v) other significant and reliable sources of operational income earned from ArcelorMittal’s European and worldwide operating subsidiaries for centralized distribution and procurement activities performed in Luxembourg. In performing the assessment, the Company estimates at which point in time its earnings projections are no longer reliable, and thus taxable profits are no longer probable. Accordingly, the Company has established consistent forecast periods for its different income streams for estimating probable future taxable profits, against which the unused tax losses can be utilized in Luxembourg.
At December 31, 2017, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 7.1 billion recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 7.1 billion is at least 31.3 billion. Historically, the Company has been able to generate sufficient taxable income and believes that it will generate sufficient levels of taxable income in the coming years to allow the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. Where the Company has had a history of recent losses, it relied on convincing other evidence such as the character of (historical) losses and planning opportunities to support the deferred tax assets recognized.
For the period ended December 31, 2017 ArcelorMittal recorded approximately 59 (December 31, 2016: 58) of deferred income tax liabilities in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realized in the foreseeable future. No deferred tax liability has been recognized in respect of other temporary differences on investments in subsidiaries, associates and interests in joint ventures because the Company is able to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. The amount of these unrecognized deferred tax liabilities is approximately 875.

9.5    Tax losses, tax credits and other tax benefits carried forward
At December 31, 2017, the Company had total estimated tax losses carried forward of 110.9 billion.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

This amount includes net operating losses of 7.3 billion primarily related to subsidiaries in Basque Country in Spain, Liberia, the Netherlands, Romania and the United States, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2018	26	4	30
2019	10	60	70
2020	73	149	222
2021	44	909	953
2022	231	608	839
2022 - 2036	849	4,329	5,178
Total	1,233	6,059	7,292
The remaining tax losses carried forward for an amount of 103.6 billion (of which 35.7 billion are recognized and 67.8 billion are unrecognized) are carried forward for unlimited period of time and primarily relate to the Company’s operations in Brazil, France, Germany, Luxembourg and Spain.
At December 31, 2017, the Company also had total estimated tax credits and other tax benefits carried forward of 1,034 (tax effected).
Such amount includes tax credits and other tax benefits of 727 primarily attributable to subsidiaries in Belgium, Basque Country in Spain and the United States of which 80 recognized and 647 unrecognized, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2018	—	36	36
2019	—	1	1
2020	—	2	2
2021	—	1	1
2022	—	—	—
2022 - 2036	80	607	687
Total	80	647	727
The remaining tax credits and other tax benefits for an amount of 307 (of which 153 are recognized and 154 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Brazil, Belgium and Spain.
Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.
NOTE 10: EQUITY
10.1    Share details
On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the number of issued shares decreased from 3,065,710,869 to 1,021,903,623 and all prior periods have been recast in accordance with IFRS.
The Company’s shares consist of the following:

	December 31, 2015	Movement in year [1]	December 31, 2016	Movement in year [1]	December 31, 2017
Issued shares	555,130,741	466,772,882	1,021,903,623	—	1,021,903,623
Treasury shares	(2,860,363)	452,883	(2,407,480)	420,644	(1,986,836)
Total outstanding shares	552,270,378	467,225,765	1,019,496,143	420,644	1,019,916,787

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

1.	refer to note 10.2 on the mandatorily convertible notes (137,967,116 or 45,989,039 after reverse stock split).

On January 15, 2016, following the maturity of the mandatorily convertible notes (see 10.2 below), the Company increased share capital by €570 million (622) from €6,883 million (10,011) to €7,453 million (10,633) through the issuance of 137,967,116 (45,989,039 after reverse stock split) new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 1,803,359,338 (601,119,779 after reverse stock split).
Following the extraordinary general meeting held on March 10, 2016, ArcelorMittal decreased share capital by €7,273 million (10,376) from €7,453 million (10,633) to €180 million (257) through a reduction of the accounting par value per share to €0.10 without any distribution to shareholders, the balance being allocated to additional paid-in capital.
On April 8, 2016, ArcelorMittal completed an equity offering with net proceeds of 3,115 (net of transaction costs of 40) by way of the issuance of 1,803,359,338 (601,119,779 after reverse stock split) non-statutory preferential subscription rights with a subscription price of €2.20 per share at a ratio of 7 shares for 10 rights subsequently to the adoption of enabling resolutions by the extraordinary general meeting of shareholders on March 10, 2016. The Company increased share capital by €126 million (144) from €180 million (257) to €306 million (401) through the issuance of 1,262,351,531 (420,783,844 after reverse stock split) new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 3,065,710,869 (1,021,903,623 after reverse stock split).
Authorized shares
At the Extraordinary General Meeting held on May 8, 2012, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €643 million represented by 156 million shares (52 after reverse stock split), or approximately 10% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for 5 years, the total authorized share capital was €7.7 billion represented by 1,773,091,461 (591,030,487 after reverse stock split) shares without par value.
At the Extraordinary General Meeting held on May 8, 2013, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €524 million represented by 223 million shares (74 after reverse stock split), or approximately 8% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €8.2 billion represented by 1,995,857,213 (665,285,738 after reverse stock split) shares without par value.
At the Extraordinary General Meeting held on March 10, 2016, the shareholders approved a decrease of the authorized share capital of the Company by €8,049 million through a reduction of the accounting par value per share to €0.10 and a subsequent increase by €3 billion. Following the completion of the equity offering on April 8, 2016, the Company’s authorized share capital was decreased by €2.9 billion. As a result of the approval given by the shareholders on March 10, 2016 and which is valid for five years, the total authorized share capital was €337 million represented by 3,372,281,956 (1,124,093,985 after reverse stock split) shares without par value.
At the Extraordinary General Meeting held on May 10, 2017, the shareholders approved a reverse stock split and an increase of the authorized share capital to €345 million. Following this approval, on May 22, 2017 ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result, the authorized share capital increased with a decrease in representative shares from €337 million represented by 3,372,281,956 ordinary shares without nominal value as of December 31, 2016 to €345 million represented by 1,151,576,921 ordinary shares without nominal value.
Treasury shares
ArcelorMittal held, indirectly and directly, 2.0 million and 2.4 million treasury shares (corresponding to 7.2 million shares prior to the reverse stock split) as of December 31, 2017 and December 31, 2016, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

10.2    Equity instruments and hybrid instruments
Mandatorily convertible notes
Mandatorily convertible notes issued by the Company were accounted for as compound financial instruments. The net present value of the coupon payments at issuance date was recognized as a long-term obligation and carried at amortized cost. The value of the equity component was determined based upon the difference of the cash proceeds received from the issuance of the notes and the net present value of the financial liability component on the date of issuance and was included in equity.
On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of 2,222. The notes had a maturity of 3 years, were issued at 100% of the principal amount and were mandatorily converted into ordinary shares of ArcelorMittal at maturity unless converted earlier at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The MCNs paid a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75 (prior to reverse stock split), corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94, prior to reverse stock split). The minimum and maximum conversion prices were subject to adjustment upon the occurrence of certain events, and were, as of December 31, 2015, $15.98 and $19.98, respectively (prior to reverse stock split). The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was 384 on the date of issuance and recognized it as a long-term obligation. The value of the equity component of 1,838 was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and was included in equity.
During the fourth quarter of 2015, the Company delivered 2,275,026 treasury shares (758,342 after reverse stock split) against 1,817,869 notes converted at the option of their holders. As a result of such voluntary conversions, the carrying amount of MCNs decreased by 38. On January 15, 2016, upon final maturity of the MCNs, the remaining outstanding 88,182,131 notes were converted into 137,967,116 new common shares (45,989,039 after reverse stock split). Accordingly, share capital and additional paid-in-capital increased by 622 and 1,178, respectively and the carrying amount of MCNs decreased by 1,800.
Mandatory convertible bonds
On December 28, 2009, the Company issued through Hera Ermac, a wholly-owned subsidiary, 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until 10 business days before the maturity date. Hera Ermac invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental. On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company further extended the conversion date for the mandatory convertible bonds on December 18, 2012 and January 17, 2014 to January 31, 2014 and January 29, 2016, respectively.
On November 20, 2015, the conversion date of the 1,000 mandatory convertible bonds was extended from January 29, 2016 to January 31, 2018. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 880 (net of cumulative tax and fees) and other liabilities for 106. The derecognition of the previous instrument and the recognition at fair value of the new instrument resulted in a 79 expense included in financing costs-net in the consolidated statement of operations and a 20 decrease in non-controlling interests.
On December 14, 2017, the conversion date of the 1,000 mandatory convertible bonds was extended from January 31, 2018 to January 29, 2021. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 797 (net of cumulative tax and fees) and other liabilities for 184. The derecognition of the previous instrument and the recognition at fair value of the new instrument resulted in a 92 expense included in financing costs-net in the consolidated statement of operations and a 83 decrease in non-controlling interests.

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
On April 8, 2016, the Company issued 1,262,351,531 (420,783,844 after reverse stock split) new shares at a subscription price of €2.20 (prior to reverse stock split) per share representing a 35% discount compared to the theoretical ex-right price (“TERP”) of €3.40 (prior to reverse stock split) based on the closing price of ArcelorMittal’s shares on Euronext Amsterdam on March 10, 2016. In accordance with IFRS, such a rights issue includes a bonus element increasing the number of ordinary shares outstanding to be used in calculating basic and diluted earnings per share for all periods before the rights issue. Accordingly, the table below presents the numerators, a reconciliation of the weighted average common shares outstanding for the purposes of basic and diluted earnings per share for the years ended December 31, 2017 and as retrospectively adjusted for the above mentioned bonus element for the years ended December 31, 2016 and 2015.
On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the number of outstanding shares for the prior periods have been recast in accordance with IFRS.

	Year Ended December 31,
	2017	2016	2015
Net income (loss) attributable to equity holders of the parent	4,568	1,779	(7,946)
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,020	953	598
Incremental shares from the rights issue on April 8, 2016 retrospectively adjusted for all prior periods	—	—	174
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share (restated)	1,020	953	772
Incremental shares from assumed conversion of restricted share units and performance share units (in millions)	4	2	—
Weighted average common shares outstanding (in millions) for the purposes of diluted earnings per share	1,024	955	772
For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 3 million potential common shares from share unit plans for the year ended December 31, 2015, because such share unit plans are anti-dilutive.

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

Description	Approved by	Dividend per share (in $)	Payout date	Total (in millions of $)
Dividend for financial year 2014	Annual General Shareholders’ meeting on May 5, 2015 [1]	0.45	June 15, 2015	331
Dividend for financial year 2015	Annual General Shareholders’ meeting on May 4, 2016	—	—	—
Dividend for financial year 2016	Annual General Shareholders’ meeting on May 10, 2017	—	—	—

1.
On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the dividend per share has been adjusted accordingly. Following the Company’s equity offering in April 2016, the dividends declared per share for prior periods has been recast for the year ended December 31, 2014, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price. The actual dividends paid were $0.60 per issued share as of December 31, 2014.

The Board has agreed on a new dividend policy which will be proposed to shareholders at the annual general meeting in May 2018, dividends will begin at $0.10/share in 2018 (paid from 2017 results).
10.5    Non-controlling interests

10.5.1 Non-wholly owned subsidiaries that have material non-controlling interests
The tables below provide a list of the principal subsidiaries which include non-controlling interests at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non- controlling voting rights at December 31, 2017	% of non-controlling interests and non- controlling voting rights at December 31, 2016	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2017	Non-controlling interests at December 31, 2017	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2016	Non-controlling interests at December 31, 2016	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2015
AMSA	South Africa	30.78%	30.78%	(124)	195	(103)	307	(301)
Sonasid[1]	Morocco	67.57%	67.57%	3	107	(5)	95	(6)
ArcelorMittal Kryvyi Rih	Ukraine	4.87%	4.87%	10	164	5	163	3
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	25	146	23	154	25
Hera Ermac[2]	Luxembourg	—	—	—	797	—	880	—
AMMIC[3]	Canada	15.00%	15.00%	91	479	28	488	32
Arceo[4]	Belgium	62.86%	62.86%	4	168	5	148	4
ArcelorMittal Liberia Ltd	Liberia	15.00%	15.00%	(11)	(266)	(5)	(256)	(239)
Other				9	276	7	211	5
Total				7	2,066	(45)	2,190	(477)

1.
Sonasid - ArcelorMittal holds a controlling stake of 50% in Nouvelles Sidérurgies Industrielles. ArcelorMittal controls Nouvelles Sidérurgies Industrielles on the basis of a shareholders’ agreement which includes deadlock arrangements in favor of the Company. Nouvelles Sidérurgies Industrielles holds a 64.86% stake in Sonasid. The total non-controlling interests in Sonasid of 67.57% are the

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

result of ArcelorMittal’s indirect ownership percentage in Sonasid of 32.43% through its controlling stake in Nouvelles Sidérurgies Industrielles.

2.	Hera Ermac - The non-controlling interests correspond to the equity component of the mandatory convertible bonds maturing on January 29, 2021 (see note 10.2).

3.
AMMIC - On March 15, 2013 and May 30, 2013, a consortium led by POSCO and China Steel Corporation acquired a 15% non-controlling interest in joint venture partnerships holding ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets.

4.
Arceo - On June 1, 2015, the Company signed an agreement with Sogepa, an investment fund of the Walloon Region in Belgium, to restructure the research and development activities of their combined investment in Arceo, an investment previously accounted for under the equity method by the Company. On June 11, 2015, Sogepa made a capital injection into Arceo, decreasing the Company’s percentage ownership from 50.1% to 37.7%. Following the signed agreement to restructure the activities of Arceo, the Company obtained control and fully consolidated the investment, which resulted in an increase in non-controlling interests by 148. Additionally, on December 13, 2016, Sogepa made a capital injection into Arceo, decreasing the Company's percentage ownership from 37.7% to 37.1%.

The tables below provide summarized statements for the above-mentioned subsidiaries of financial position as of December 31, 2017 and 2016 and the summarized statements of operations and summarized statements of cash flows for the year ended December 31, 2017, 2016 and 2015.
Summarized statements of financial position

	December 31, 2017
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia
Current assets	1,457	181	1,228	220	210	1,050	56	107
Non-current assets	1,047	108	2,801	190	3,350	3,135	213	93
Total assets	2,504	289	4,029	410	3,560	4,185	269	200
Current liabilities	1,399	100	598	93	67	316	2	1,783
Non-current liabilities	470	34	266	21	616	555	1	35
Net assets	635	155	3,165	296	2,877	3,314	266	(1,618)
Summarized statements of operations

	December 31, 2017
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia
Revenue	2,926	371	2,486	698	—	1,943	—	56
Net income (loss)	(403)	6	209	52	1,130	617	6	(71)
Total comprehensive income (loss)	(421)	4	210	52	1,130	613	6	(71)

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Summarized statements of cash flows

	December 31, 2017
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	(119)	(7)	194	63	(12)	947	10	(69)
Net cash provided by / (used in) investing activities	(193)	(3)	(234)	(9)	12	(301)	3	(63)
Net cash provided by / (used in) financing activities	330	(4)	—	(61)	—	(656)	(8)	132
Impact of currency movements on cash	13	1	(2)	—	—	—	1	—
Cash and cash equivalents:
At the beginning of the year	110	51	102	12	—	168	7	—
At the end of the year	141	38	60	5	—	158	13	—
Dividend to non-controlling interests	—	(2)	—	(26)	—	(98)	(5)	—
Summarized statements of financial position

	December 31, 2016
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia
Current assets	1,108	155	973	212	221	2,255	21	93
Non-current assets	1,145	107	2,857	206	1,798	3,751	219	49
Total assets	2,253	262	3,830	418	2,019	6,006	240	142
Current liabilities	1,013	94	491	82	65	314	4	1,081
Non-current liabilities	245	28	275	25	127	3,835	1	608
Net assets	995	140	3,064	311	1,827	1,857	235	(1,547)
Summarized statements of operations

	December 31, 2016
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia
Revenue	2,228	300	2,068	627	—	1,472	—	56
Net income (loss)	(335)	(7)	98	53	402	(66)	7	(29)
Total comprehensive income (loss)	(349)	(8)	106	49	402	(74)	7	(29)

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Summarized statements of cash flows

	December 31, 2016
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	11	28	159	63	28	279	4	(45)
Net cash provided by / (used in) investing activities	(149)	(6)	(156)	(15)	(28)	(283)	(78)	(73)
Net cash provided by / (used in) financing activities	80	(32)	—	(50)	—	(24)	80	117
Impact of currency movements on cash	29	—	(5)	2	—	—	—	—
At the beginning of the year	139	61	104	12	—	196	1	1
At the end of the year	110	51	102	12	—	168	7	—
Dividend to non-controlling interests	—	(6)	—	(25)	—	(30)	—	—

Summarized statements of operations

	December 31, 2015
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia
Revenue	2,478	345	2,118	701	—	1,432	—	86
Net income (loss)	(581)	(10)	58	58	(242)	475	7	(1,516)
Total comprehensive income (loss)	(516)	(14)	70	61	(242)	496	7	(1,516)

Summarized statements of cash flows

	December 31, 2015
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia

Net cash provided by / (used in) operating activities	(85)	17	174	60	25	146	17	(103)
Net cash provided by / (used in) investing activities	(99)	(6)	(154)	(10)	(23)	(171)	(142)	(102)
Net cash provided by / (used in) financing activities	307	15	—	(52)	(2)	(97)	127	205
Impact of currency movements on cash	(23)	(2)	(43)	(4)	—	—	(1)	—
Cash and cash equivalents:
At the beginning of the year	39	37	127	18	—	318	—	1
At the end of the year	139	61	104	12	—	196	1	1
Dividend to non-controlling interests	—	(6)	—	(17)	—	(57)	—	—
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

On February 23, 2017, ArcelorMittal and Votorantim S.A. announced the signing of an agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a non-controlling interest in ArcelorMittal Brasil. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Cariacica, Juiz de Fora, Piracicaba and Itaúna, and Votorantim Siderurgia’s production sites at Barra Mansa, Resende and its participation in Sitrel, in Três Lagoas (see note 2.2.4).
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
In addition, on September 28, 2016, AMSA announced that it had entered into agreements to implement a transaction which includes the issuance of a 17% shareholding in AMSA using a new class of notionally funded shares to a special purpose vehicle owned by Likamva Resources Proprietary Limited (“Likamva”). Likamva has undertaken to introduce broad-based social and community development organizations as shareholders to hold an effective 5% interest (of the 17%, leaving Likamva with a 12% shareholding) within 24 months. The transaction also includes the issuance of a 5.1% shareholding in AMSA using another new class of notionally funded shares to the ArcelorMittal South Africa Employee Empowerment Share Trust for the benefit of AMSA employees and AMSA management. All the shares have certain restrictions on disposal for a period of 10 years thereby promoting long-term sustainable B-BBEE in AMSA. The shares were issued on December 7, 2016. The Company concluded that the transaction does not correspond to a share issue but qualifies as an in substance option (resulting in the recognition of an expense of 63, which is recognized in financing costs - net and corresponds to the fair value at inception). The shares give the holders rights to notional dividends which will be used to repay the notional funding and voting rights for up to 10 years, resulting in a decrease of ArcelorMittal's voting rights to 53.92%. The Company will recognize non-controlling interests at the end of the 10 year period depending on the value of the shares based on a pre-defined formula.

2016
Non-controlling interests	80
Purchase price (selling price), net [1]	(56)
Adjustment to equity attributable to the equity holders of the parent	136

1.	Amount paid in by non-controlling shareholders in AMSA following the rights issue

Transactions with non-controlling interests include also the mandatory convertible bonds (see note 10.2).
There were no transactions with non-controlling interests in 2015.
NOTE 11: RELATED PARTIES
The related parties of the Group are predominately subsidiaries, joint operations, joint ventures, associates and key management personnel (see note 7.1) of the Group. Transaction between the parent company, its subsidiaries and joint operations are eliminated on consolidation and are not disclosed in this note. Related parties include the Significant Shareholder, which is a trust of which Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are the beneficiaries and which owns 37.4% of ArcelorMittal’s ordinary shares.
Transactions with related parties of the Company mainly relate to sales and purchases of raw materials and steel products and were as follows:

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

11.1 Sales and trade receivables

		Year Ended December 31,			December 31,
		Sales			Trade receivables
Related parties and their subsidiaries where applicable	Category	2017	2016	2015	2017	2016
Calvert	Joint Venture	2,030	1,400	1,271	13	35
Gonvarri Steel Industries[1]	Associate	1,666	1,210	1,233	92	58
Macsteel	Joint Venture	521	399	516	38	17
ArcelorMittal CLN Distribuzione Italia S.r.l.	Joint Venture	472	414	310	18	—
Borçelik	Joint Venture	426	240	305	11	4
Bamesa	Associate	397	371	367	35	23
I/N Kote L.P.	Joint Venture	321	346	377	7	12
Aperam Société Anonyme ("Aperam")	Other	262	189	165	32	40
AM RZK	Joint Venture	235	163	148	15	8
C.L.N. Coils Lamiere Nastri S.p.A.	Associate	233	203	310	5	5
Tuper S.A.[2]	Joint Venture	154	13	—	45	25
WDI[3]	Associate	127	151	181	4	2
Stalprodukt S.A.[4]	Available-for-sale	—	31	146	—	—
Gestamp[5]	Other	—	26	310	—	—
Other		659	478	485	91	93
Total		7,503	5,634	6,124	406	322

1.	Gonvarri Steel Industries includes ArcelorMittal Gonvarri Brasil Productos Siderúrgicos which is a joint venture.

2.	The joint venture Tuper S.A. was acquired on October 6, 2016.

3.	WDI includes Westfälische Drahtindustrie Verwaltungsgesellschaft mbH & Co. KG and Westfälische Drahtindustrie GmbH.

4.	ArcelorMittal partially disposed of its former associate Stalprodukt S.A. and was then reclassified as available-for-sale on April 28, 2016 (see note 2).

5.	ArcelorMittal disposed of the former associate Gestamp on February 1, 2016 (see note 2).

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

11.2 Purchases and trade payables

		Year Ended December 31,			December 31,
		Purchases			Trade payables
Related parties and their subsidiaries where applicable	Category	2017	2016	2015	2017	2016
Tameh	Joint Venture	286	236	245	45	53
Baffinland[1]	Associate	142	75	19	22	2
Aperam	Other	94	65	131	11	10
Calvert	Joint Venture	65	15	13	11	3
CFL Cargo S.A.	Associate	60	58	58	13	4
Exeltium S.A.S.	Associate	53	71	80	—	—
Baycoat Limited Partnership	Joint Venture	42	41	42	5	5
EIMP[2]	Other	36	310	228	—	—
Gonvarri Steel Industries[3]	Associate	19	146	176	51	23
Other		236	373	468	102	79
Total		1,033	1,390	1,460	260	179

1.	Baffinland was classified as an associate as of October 31, 2017 (see note 2).

2.
In addition to trade payables and purchases with related parties as defined by IAS 24, the Company also discloses this information for EIMP due to the close relationship with this entity. The Company's 21% stake in the EIMP was disposed of on August 7, 2017.

3.	Gonvarri Steel Industries includes ArcelorMittal Gonvarri Brasil Productos Siderúrgicos which is a joint venture.

11.3 Other transactions with related parties
At December 31, 2017, the shareholder loans granted by the Company to Al Jubail, with different maturity dates, had a carrying value of 140 (see note 2.4).
As of March 13, 2017, the Company granted a credit facility to AMTBA bearing compound interest (Libor 3 months + margin) maturing on February 28, 2018 for a maximum aggregated amount of 35. At December 31, 2017, the facility was fully drawn.
As of December 3, 2014, ArcelorMittal Calvert LLC signed a member capital expenditure loan agreement with the joint venture Calvert and as of December 31, 2017, the loans amounted to 135 including accrued interest. The loans bear interest from 3% to 3.95% and have various maturity dates range from less than 1 to 25 years.
In May 2014, ArcelorMittal entered into a 5-year off take agreement with its associate Baffinland (the "AM Sourcing Contract"), whereby it will buy the lesser of 50% of the annual quantity of iron ore produced by Baffinland or 2 million tonnes of iron ore per year. The AM Sourcing Contract has been extended to December 31, 2021 and the maximum quantity shall increase to the lesser of 50% of the annual quantity of iron ore produced by Baffinland or 4 million tonnes per contract year, after completion of Phase 3. The purchase price includes a premium to reference prices based on high iron ore content. ArcelorMittal paid advances to Baffinland for an amount equivalent to the value of iron ore stockpiled by Baffinland outside the salable season until August 31, 2017. From September 1, 2017 to December 31, 2021, ArcelorMittal will not pay advances to Baffinland anymore as payments for the purchases will occur upon loading on vessel for shipment at port of Milne.
In May 2014, ArcelorMittal also entered into an additional contract with Baffinland whereby it agreed to act as a sales agent (“Marketing agreement”) for all of Baffinland’s iron ore (excluding the shipments subject to the offtake agreement mentioned above). The Company also entered into an agreement to advance 80% of the lesser of 50% of the annual quantity of iron ore produced by Baffinland or 1.5 million tonnes of iron ore per year. The contract expired on the extended maturity at April 30, 2016. On August 24, 2016, Baffinland entered into an agreement with a bank to finance an amount which does not exceed the lesser of 50% of iron ore stockpiled by Baffinland outside the salable season and 2.3 million tonnes in any contract year. This agreement expired on the extended maturity at October 20, 2017. On December 1, 2017, Baffinland entered into a

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

new agreement with a bank to finance up to 4 million tonnes at 78% of the value of the iron ore produced and hauled to the port by Baffinland (the "EXW Purchase Contract"). The EXW Purchase Contract matures on October 20, 2018. Under this agreement, the bank purchases product from Baffinland up to 50% of which is then sold to ArcelorMittal under a separate back-to-back contract (“AM Purchase Contract”). ArcelorMittal contracts with third-party steel mills for onward sale of the product purchased from the bank under the AM Purchase Contract. The remaining 50% of product purchased by the bank under the EXW Purchase Contract is sold to ArcelorMittal under the AM Sourcing Contract as a result of Baffinland assigning its rights under that contract to the bank on December 22, 2017.
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

NOTE 12: SUBSEQUENT EVENTS
On February 12, 2018, ArcelorMittal announced that its subsidiary ArcelorMittal India Private Limited ("AMIPL") has submitted an offer for Essar Steel India Limited ("Essar"), an Indian steel company, in the framework of the corporate insolvency resolution process. In its offer, AMIPL set out a detailed industrial plan for Essar aimed at improving its performance and profitability and ensuring it can participate in the anticipated growth of steel demand in India. Essar is an integrated flat steel producer, with its main production facility in Gujarat.  It has a nameplate crude steel capacity of 9.6 million tonnes per year, although the current maximum achievable crude steel production level is 6.1 million tonnes per year, due to a bottleneck in the steelmaking and casting process.