Form 20-F
period 2019-12-31
ArcelorMittal
filed 2020-03-03
CIK 1243429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Grand Duchy of Luxembourg
(Address of principal executive offices)

Henk Scheffer, Company Secretary, 24-26, Boulevard d’Avranches, L-1160 Luxembourg,
Grand Duchy of Luxembourg. Fax: +352 4792 2235
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	MT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares
1,012,079,421
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
Yes  ☐    No  ☒

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
Definitions and terminology
Unless indicated otherwise, or the context otherwise requires, references herein to “ArcelorMittal”, “we”, “us”, “our”, “ArcelorMittal Group”, “Group” and the “Company” or similar terms are to ArcelorMittal S.A consolidated with its subsidiaries. References to “ArcelorMittal S.A.”, “ArcelorMittal parent” or “parent of ArcelorMittal” are to ArcelorMittal S.A., formerly known as Mittal Steel Company N.V. (“Mittal Steel”), having its registered office at 24-26, Boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg. ArcelorMittal’s principal operating subsidiaries, categorized by reporting segment and location, are listed below.
For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below will be used where applicable.

Name of Subsidiary	Abbreviation	Country
NAFTA
ArcelorMittal Dofasco G.P.	ArcelorMittal Dofasco	Canada
ArcelorMittal México S.A. de C.V.	ArcelorMittal Mexico	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Long Products Canada G.P.	ArcelorMittal Long Products Canada	Canada

Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina

Europe
ArcelorMittal France S.A.S.[1]	ArcelorMittal France	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg
ArcelorMittal Italia S.p.A.	ArcelorMittal Italia	Italy

Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P.	ArcelorMittal Mines and Infrastructure Canada ("AMMC")	Canada
ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

1.	On July 1, 2019, ArcelorMittal Atlantique et Lorraine S.A.S. was merged into ArcelorMittal France S.A.S.

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to abbreviations or terms shown below have the following definitions:

ARS	Argentine Peso, the official currency of Argentina	Executive Officers	those executives of the Company who are supporting the CEO Office and jointly with the CEO Office represent the senior management of the Company
Articles of Association	the amended and restated articles of association of ArcelorMittal, dated May 16, 2018, filed as Exhibit 1.1 hereto	GMB
the Group Management Board, the former senior management body which was replaced by the CEO Office as of January 1, 2016. The CEO Office, supported by five Executive Officers, makes up the Company’s senior management

AUD$ or AUD	Australian dollars, the official currency of Australia	Greenfield project	the development of a new project
Brownfield project	the expansion of an existing operation	Iron pellets	agglomerated ultra-fine iron ore particles of a size and quality suitable for use in steel-making processes
C$ or CAD	Canadian dollars, the official currency of Canada	Kilometers	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or in meters, each of which equals approximately 3.28 feet
CEO Office	the Chairman and Chief Executive Officer, Mr. Lakshmi N. Mittal, and the President and Chief Financial Officer, Mr. Aditya Mittal	KZT	the Kazakhstani tenge, the official currency of Kazakhstan
CIS	the countries of the Commonwealth of Independent States	Metallurgical coal	a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection (“PCI”) process
CNY	Chinese yuan, the official currency of China	PLN	Polish złoty, the offcial currency of Poland
Coking coal	coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process	Production capacity	the annual production capacity of plant and equipment based on existing technical parameters as estimated by management
Crude steel	the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters	Ps or MXN	the Mexican peso, the official currency of the United Mexican States
Downstream
finishing operations: flat products - the process after the production of hot-rolled coil/plates, and long products - the process after the production of blooms/billets (including production of bars, wire rods, SBQ, etc.)
		Real, reais or R$	Brazilian reais, the official currency of Brazil
DMTU or dmtu	dry metric tonne unit	ROM	run of mine - mined iron ore or coal to be fed to a preparation and/or concentration process
DRI	direct reduced iron, a metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production	Sales	include shipping and handling fees and costs billed to a customer in a sales transaction
Energy coal	coal used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal	SBQ	special bar quality steel, a high-quality long product
Euro, euros, EUR or €	the official currency of the European Union (“EU”) member states participating in the European Monetary Union	Significant Shareholder	a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries

Sinter	a metallic input used in the blast furnace steel-making process, which aggregates fines, binder and other materials into a coherent mass by heating without melting	UAH	Ukrainian Hryvnia, the official currency of Ukraine
Spanish Stock Exchanges	the stock exchanges of Madrid, Barcelona, Bilbao and Valencia	US$, $, dollars, USD or U.S. dollars	United States dollars, the official currency of the United States
Steel products	finished and semi-finished steel products, and exclude raw materials (including those described under “upstream” below), direct reduced iron (“DRI”), hot metal, coke, etc.	Upstream	operations that precede downstream steel-making, coking coal, coke, sinter, DRI, blast furnace, basic oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill
Tons, net tons or ST	short tons are used in measurements involving steel products (a short ton is equal to 907.2 kilograms or 2,000 pounds)	Wet recoverable	a quantity of iron ore or coal recovered after the material from the mine has gone through a preparation and/or concentration process excluding drying
Metric Tonnes or MT
metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds)
		ZAR	South African rand, the official currency of the Republic of South Africa
Financial information
This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2019 and 2018, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2019, 2018 and 2017. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based on the rounded numbers. This annual report on Form 20-F includes net debt and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt and operating working capital to be relevant to enhance the understanding of its financial position and provides additional information to investors and management with respect to the Company’s operating cash flows, capital structure and credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal’s financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.
Market information
This annual report includes industry data and projections about the Company’s markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this annual report are based primarily on public sources including, but not limited to, publications of the World Steel Association ("World Steel Association" or "Worldsteel Association") which are updated each year in May/June. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. The Company has not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases the Company has made statements in this annual report regarding its industry and its position in the industry based on internal surveys, industry forecasts and market research, as well as the Company’s experience. While these statements are believed to be reliable, they have not been independently verified.

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
A.    Selected financial data
The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, prepared in accordance with IFRS as issued by the IASB. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.
Consolidated Statements of Operations

(Amounts in $ millions except per share data)	Year ended December 31,
	2019	2018	2017	2016	2015
Sales	70,615	76,033	68,679	56,791	63,578
Operating (loss) income	(627)	6,539	5,434	4,161	(4,161)
Net (loss) income from continuing operations (including non-controlling interest)	(2,391)	5,330	4,575	1,734	(8,423)
Net (loss) income attributable to equity holders of the parent	(2,454)	5,149	4,568	1,779	(7,946)
Net (loss) income (including non-controlling interest)	(2,391)	5,330	4,575	1,734	(8,423)
(Loss) earnings per common share (in U.S. dollars)
Basic (loss) earnings per common share[1,2]	(2.42)	5.07	4.48	1.87	(10.29)
Diluted (loss) earnings per common share[1,2]	(2.42)	5.04	4.46	1.86	(10.29)
Dividends declared per share[3]	0.30	0.20	0.10	—	—

Consolidated Statements of Financial Position

(Amounts in $ millions except share data)	As of December 31,
	2019	2018	2017	2016	2015
Total assets	87,908	91,249	85,297	75,142	76,846
Net assets	40,483	44,108	40,855	32,325	27,570
Share capital	364	364	401	401	10,011
Basic weighted average common shares outstanding (millions)[2]	1,013	1,015	1,020	953	772
Diluted weighted average common shares outstanding (millions)[2]	1,013	1,021	1,024	955	772

1
Basic (loss) earnings per common share are computed by dividing net (loss) income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented. Diluted (loss) earnings per common share include assumed shares from stock options, shares from restricted stock units and convertible debt (if dilutive) in the weighted average number of common shares outstanding during the periods presented. See note 11.3 to the consolidated financial statements for further information.

2
Following the Company’s equity offering in April 2016, the (loss) earnings per share for prior periods was recast in accordance with IFRS for the year ended December 31, 2015, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price. Following the completion of the Company's share consolidation of each three existing shares into one share without nominal value on May 22, 2017, the (loss) earnings per share and corresponding basic and diluted weighted average common shares outstanding for the years ended December 31, 2016 and 2015, respectively, have been recast in accordance with IFRS.

3
Given the resilient cash flow and progress towards its net debt target, the Board proposed a base dividend of $0.30 per share for 2020 (in respect of 2019) which will be proposed to the shareholders at the AGM in May 2020.

B.    Capitalization and indebtedness
Not applicable.
C.    Reasons for the offer and use of proceeds
Not applicable.

D.    Risk factors
ArcelorMittal’s business, financial condition, results of operations, reputation or prospects could be materially and adversely affected by one or more of the risks and uncertainties described below.
Risks related to the global economy and the mining and steel industry
Prolonged low steel and (to a lesser extent) iron ore prices would likely have an adverse effect on ArcelorMittal’s results of operations.
As an integrated producer of steel and iron ore, ArcelorMittal’s results of operations are sensitive to the market prices of steel and iron ore in its markets and globally. The impact of market steel prices on its results is direct while the impact of market iron ore prices is both direct, as ArcelorMittal sells iron ore on the market to third parties (in which case it benefits from higher iron ore market prices), and indirect as iron ore is a principal raw material used in steel production and fluctuations in its market price are typically and eventually (with the timing dependent on steel market conditions) passed through to steel prices (with any lags in passing on higher prices "squeezing" steel margins, as discussed below). Steel and iron ore prices are affected by supply and demand trends and inventory cycles. In terms of demand, steel and iron ore prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance, machinery, equipment and transportation industries, which are significant markets for ArcelorMittal’s products. More generally, steel and iron ore prices are sensitive to macroeconomic fluctuations in the global economy which are impacted by many factors ranging from trade and geopolitical tensions to global and regional monetary policy. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. In addition, as further discussed below, excess supply relative to demand for steel in local markets generally results in increased exports and drives down global prices. In terms of inventory, steel stocking and destocking cycles affect apparent demand for steel and hence steel prices and steel producers’ profitability. For example, steel distributors may accumulate substantial steel inventories in periods of low prices and, in periods of rising real demand for steel from end-users, steel distributors may sell steel from inventory (destock), thereby delaying the effective implementation of steel price increases. Conversely, steel price decreases can sometimes develop their own momentum, as customers adopt a “wait and see” attitude and destock in the expectation of further price decreases.
As a result of these factors, steel and iron ore prices have come under pressure at various points in recent periods. For example, in 2015, both steel and iron ore prices recorded historical lows, which led to significant declines in ArcelorMittal's revenues and operating income for 2015. Moreover, the particularly sharp decline in steel prices in the second half of 2015 triggered inventory related losses of $1.3 billion, and the significant decline in iron ore and coal prices led to a $3.4 billion impairment of mining assets and goodwill in the fourth quarter of 2015. More recently, in 2019, steel market conditions deteriorated significantly as a result of a negative price-cost effect due to a decline in steel prices (lower demand in Europe and the U.S., higher imports in Europe and additional domestic supply and the effect of customer destocking in the U.S.) and higher raw material costs (particularly in iron ore due to supply-side developments in Brazil and Australia). As a result, ArcelorMittal’s steel segments recorded significantly lower operating income, including charges of $0.8 billion primarily related to inventory and impairment charges of $1.9 billion in 2019.
Steel and iron ore price trends are difficult to predict, particularly in the current geopolitical and economic environment. For example, while the imposition of tariffs in the United States and Europe at a rate of 25% supported local market steel prices in 2018, further tariffs on a widening list of imported products and retaliatory protectionist measures by other countries may have a significant negative impact on global trade and ultimately economic growth, steel demand and steel and iron ore prices. Management currently considers it likely that, while stabilization is possible, steel prices will not increase substantially in 2020, given expectations regarding economic conditions and demand. A scenario of prolonged low steel and (to a lesser extent or if simultaneous) iron ore prices, including as a result of negative geopolitical or macroeconomic trends, would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.
The prices of steel, iron ore, coking coal and scrap have been highly volatile in recent years. Volatility in steel and raw material prices can result from many factors including: trends in demand for iron ore in the steel industry itself, and particularly from Chinese steel producers (as the largest group of producers); industry structural factors (including the oligopolistic nature of the seaborne iron ore industry and the fragmented nature of the steel industry); the expectation or imposition of corrective trade measures such as tariffs; massive stocking and destocking activities (sudden drops in prices can lead end-users to delay orders pushing prices down further); speculation; new laws or regulations; changes in the supply of iron ore, in particular due to new mines coming into operation; business continuity of suppliers; changes in pricing models or contract arrangements; expansion projects of suppliers; worldwide production, including interruptions thereof by suppliers; capacity-utilization rates; accidents or other similar events at suppliers’ premises or along the supply chain as occurred in 2019; wars, natural disasters, public health epidemics (such as the outbreak of the coronavirus epidemic in early 2020, which is likely to decelerate expected growth in China’s steel demand in 2020 and has already impacted steel and iron ore prices), political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers and the availability and cost of transportation. For further information on the movement of raw material prices in recent years, see "Item 5—Operating and financial review and prospects—Key factors affecting results of operations—Raw materials."
As a producer and seller of steel, the Company is directly exposed to fluctuations in the market price for steel, iron ore, coking coal and other raw materials, energy and transportation. In particular, steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke, and the production of direct reduced iron, the production of steel in EAFs and the re-heating of steel involve the use of significant amounts of energy, making steel companies dependent on the price of and their reliable access to supplies of raw materials and energy. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines (the Company’s self-sufficiency rates were 52% for iron ore and 12% for PCI and coal in 2019), it nevertheless remains exposed to volatility in the supply and price of iron ore and coking coal given that it obtains a significant portion of such raw materials under supply contracts from third parties. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4.B—Information on the Company—Business overview—Mining products—Other raw materials and energy”.
Furthermore, while steel and raw material (in particular iron ore and coking coal) price trends have historically been correlated, a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices may also occur and result in a “price-cost effect” in the steel industry. ArcelorMittal has experienced negative price-cost effects (or "squeezes") at various points in recent years including in 2019 and may continue to do so. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials, rendering them particularly susceptible to price-cost effect. For example, coking coal sourced from Australia takes several weeks to reach Europe (e.g. ~4 weeks sailing time, plus loading/unloading time at ports), creating a structural lag. Sudden spikes in raw materials, such as coking coal, have occurred in the past and may occur in the future. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and as a steel producer sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand. In 2019, the significant decline in steel prices (due to lower demand and higher imports, among other things) and significant increase of iron ore prices among other trends due in part to supply shocks following the collapse of the Brumadinho dam owned by Vale in Brazil and a heavy cyclone season in Australia weighed heavily on the profitability of the Company's steel business.
Another area of exposure to price volatility is transportation. Freight costs (i.e., shipping) are an important component of ArcelorMittal’s cost of goods sold. In particular, if freight costs were to increase before iron ore or steel prices, this would directly and mechanically weigh on ArcelorMittal’s profitability (although it would make imports less competitive).
Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.
The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs and customer stocking and destocking cycles. The steel industry has historically suffered from structural overcapacity globally, and the current global steelmaking capacity exceeds the current global consumption of steel. This overcapacity is affected by global macroeconomic trends and amplified during periods of global or regional economic weakness due to weaker global or regional demand. In particular, China is both the largest global steel consumer and the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing global steel prices in recent years, such as in 2015, when Chinese domestic steel demand weakened resulting in a surge in Chinese steel exports. While the structural imbalance between Chinese supply and demand has been reduced by capacity eliminations in recent years, less strict capacity constraints and capacity creep may result in increasing overcapacity. In addition, a significant increase in Chinese capacity and/or a significant decrease in Chinese demand could lead to a renewed flood of Chinese steel exports. In the long-term, Chinese steel demand is expected to decline, as the economy slows, the need for large infrastructure projects wanes and pace of urbanization moderates. In addition, other developing markets (such as Brazil, Russia and Ukraine) continue to show structural overcapacity after experiencing decreased domestic demand as a result of weakening economic conditions, and developed Asia continues to exhibit overcapacity and the need to export significant volumes. Regional steel markets are also vulnerable at times of economic crisis in countries with significant steelmaking capacity. One such example is Turkey where a currency crisis caused domestic demand to decline sharply during the second half of 2018 and led to an increase in exports, particularly long steel products. The European steel market is particularly sensitive to decreases in demand as well as supply spikes from imports due to remaining structural overcapacity. For example, in response to a weak demand environment in Europe in the first half of 2019, the Company announced that it would temporarily reduce its European steelmaking capacity with total annualized production cuts of 4.2 million tonnes. Should demand not improve and/or exports be curtailed and/or supply increased, European steel market conditions could remain weak against the backdrop of continued structural overcapacity. Finally, in the United States, improved economic conditions and pricing support from the Section 232 tariffs led to new capacity being built and previously idled capacity being re-opened during 2018. However, apparent steel consumption for flat products ("ASC") declined by over 4% in 2019, due not only to a downturn in real steel consumption ("RSC") but also significant destocking at both stockists and end-users. The reduction in inventories was amplified by steel prices falling from high levels, meaning stockists reduced purchases to rebuild stocks at lower prices. Such was the impact of destocking that changes in inventories directly accounted for over 50% of the decline in flat products apparent demand in the United States and for almost 50% in the EU 28 last year. Although the Company expects ASC to grow in 2020, as it becomes more closely aligned to RSC, there is a continued risk of further weakness in underlying real demand which may affect the Company's deliveries and profitability.

The overcapacity of steel production in the developing world and in China in particular has weighed on global steel prices at times over the past decade, as exports have surged to Europe and NAFTA, ArcelorMittal’s principal markets, often at low prices that may be at or below the cost of production, depressing steel prices in regional markets world-wide. See “Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.” If global demand continues to weaken, the effects of such a phenomenon could increase.

Finally, excess iron ore supply coupled with decreased demand in iron ore consuming industries, such as steel, led to a prolonged depression of iron ore prices at various points in recent years, for example in 2015, which in turn weighed on steel prices as iron ore is a principal raw material in steelmaking. While the iron ore supply/demand balance has been more favorable more recently and iron ore prices have been strong in 2019, no assurance can be given that it will not deteriorate again, particularly if Chinese steel demand declines or worldwide capacity increases due to new construction or the restart of production. A renewed phase of steel and iron ore oversupply would likely have a material adverse effect on ArcelorMittal’s results of operations and financial condition.

Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.
ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidies to the steel industry remain widespread in certain countries, particularly those with centrally-controlled economies such as China. In periods of lower global demand for steel, there is an increased risk of additional volumes of unfairly-traded steel exports into various markets, including North America and Europe and other markets such as South Africa, in which ArcelorMittal produces and sells its products. Such imports have had and could in the future have the effect of further reducing prices and demand for ArcelorMittal’s products.
An increase in exports of low-cost steel products from developing countries, along with a lack of effective remedial trade policies, could depress steel prices in various markets globally, including in ArcelorMittal’s key markets. Conversely, ArcelorMittal is exposed to the effects of import tariffs, other trade barriers and protectionist policies more generally due to the global nature of its operations. Various countries have instituted, and may institute import tariffs and barriers that could, depending on the nature of the measures adopted, adversely affect ArcelorMittal’s business by limiting the Company’s access to or competitiveness in steel markets. While such protectionist measures can help the producers in the adopting country, they may be ineffective, raise the risk of exports being directed to markets where no such measures are in place or are less dissuasive and/or result in retaliatory measures. For example, the adoption of steel and aluminum tariffs in the United States in March 2018 under "Section 232" led to a surge of steel imports in other markets and consequently provoked retaliatory safeguard measures by other countries, including the European Union, Canada and Mexico. With regard to ArcelorMittal in particular, the positive effect of the Section 232 tariffs in the United States in 2018 on its U.S. sales was partially offset by the negative effects on ArcelorMittal’s exports from Canada and Mexico into the United States. While on May 17, 2019, the United States, Canada and Mexico reached an agreement to remove the 25% tariffs on aluminum and steel products, it remains unclear what impact these and other protectionist measures (including additional European import quotas adopted in August 2019) will have and whether they will be effective in increasing or maintaining steel prices in the adopting country or countries or adversely impact global macroeconomic conditions.
In February 2019, President Trump received from the U.S. Department of Commerce the findings of another Section 232 investigation into whether imported vehicles pose a national security threat to the United States. On May 15, 2019, the Trump administration announced its intention to defer a decision on whether to impose tariffs on cars and auto parts by up to six months, but no such decision has yet been taken. The imposition of such tariffs could weigh significantly on U.S. demand for imported vehicles (particularly from Europe) and could therefore impact demand for steel from European auto manufacturers who are among ArcelorMittal Europe’s principal clients. The overall adverse impact on ArcelorMittal would depend in part on the extent to which this decrease in demand is offset by an increase in demand from U.S. auto manufacturer clients (who would benefit from the protectionist tariffs) as well as from ones based in Canada and Mexico, all of which would benefit ArcelorMittal's NAFTA operations.

More generally, the current state of trade relations globally with trade disputes leading to the imposition of tariffs and then retaliatory measures, as seen in the recent period in various markets (U.S./China, U.S./Europe, etc.) has and could continue to directly (in the case of tariffs) or indirectly (in the case of economic growth generally) have a significant adverse effect on demand for and the price of steel and hence on ArcelorMittal’s results of operations and financial condition.

Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.
The markets in which steel companies operate are highly competitive. Competition—in the form of established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries, or exporters selling excess capacity from markets such as China—could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing. For example, in NAFTA, competition in the form of significant new U.S. mini-mill capacity could impact pricing and in the CIS, as regional competitors improve operational efficiency and increase capacity, ArcelorMittal’s market share may be affected. Any of these developments could have a material adverse effect on its business, financial condition, results of operations or prospects.
Competition from other materials and alternative steel based technologies could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
In many applications, steel competes with other materials that may be used as substitutes, such as aluminum, concrete, composites, glass, plastic and wood. In particular, as a result of increasingly stringent regulatory requirements, as well as developments in alternative materials, designers, engineers and industrial manufacturers, especially those in the automotive industry have increased their use of lighter weight and alternative materials, such as aluminum and plastics in their products.
In the automotive area, ArcelorMittal has introduced new advanced high-strength steel products, such as Usibor® 2000, Ductibor® 1000 and Fortiform® a new 3rd generation advanced high strength steel for cold stamping, new engineering S-in motion® projects and a dedicated electric iCARe® range to respond to the shift toward electric cars. In the construction area, ArcelorMittal has launched Steligence®, a unique holistic commercial approach to serve this market with a complete set of products, services and solutions. See “Item 4.B—Information on the Company—Business overview—Competitive strengths—Research and development”. Despite these product innovations, a loss of market share to substitute materials, increased government regulatory initiatives favoring the use of alternative materials, as well as the development of additional new substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
In addition, new technologies such as carbon free steelmaking or additive manufacturing could result in a loss of market share if competitors develop and deploy this kind of technology before ArcelorMittal.
Risks related to ArcelorMittal's operations
ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.
The steel industry has historically been cyclical, periodically experiencing difficult operating conditions. In light of this, ArcelorMittal has historically and increasingly in recent periods, taken initiatives to reduce its costs and increase its operating efficiency. These initiatives have included various asset optimization and other programs throughout the Company. The most recent of these programs is the Action 2020 plan announced in February 2016 that includes, among other aspects, several efficiency improvement initiatives, the next phase of the Transformation Plan that was announced in March 2019 aiming for further gains through 2023, driven by digitalization, positioning the Company to increase the performance gap compared to competitors in Europe for flat carbon and additional cost improvement plans announced in February 2020. While the Company has partially implemented the Action 2020 plan across all segments, continued implementation of cost saving and efficiency improvement initiatives is subject to operational challenges and limitations. For example, the volume gains achieved in 2017 were reversed in 2018 due to operational disruptions. Failure to implement fully such initiatives would prevent the attainment of announced profitability or cash flow improvement targets, and more generally could have a material adverse effect on the Company’s profitability and cash flow.
ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.
ArcelorMittal’s decisions about which facilities to operate and at which levels are made based upon customers’ orders for products as well as the capabilities and cost performance of the Company’s facilities. Considering temporary or structural overcapacity in the current market situation, production operations are concentrated at several plant locations and certain facilities are idled in response to customer demand, although operating costs are still incurred at such idled facilities. When idled facilities are restarted, ArcelorMittal incurs costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities. Such costs could have an adverse effect on its results of operations or financial condition. See "Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2019” for information about production cuts.
ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.
A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt the footprint. ArcelorMittal may experience strikes and work stoppages at various facilities. Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal. The risk of strikes and work stoppages is particularly acute during collective bargaining agreement negotiations. For example, in March 2019, industrial action was initiated in South Africa by NUMSA, the largest union operating at ArcelorMittal South Africa. They demanded the insourcing and/or the equalization of the remuneration and benefits of the employees of a service provider to ArcelorMittal South Africa, which led to a two-month strike from March to May 2019.
Faced with temporary or structural overcapacity in various markets, particularly developed ones, ArcelorMittal has in the past sought and may in the future seek to rationalize operations through temporary or permanent idling and/or closure of plants. For example, on May 6, 2019 and May 29, 2019, ArcelorMittal announced a series of temporary production cuts in steelmaking operations in Europe, totaling 4.2 million tonnes in annualized production for 2019. These initiatives have in the past and may in the future lead to protracted labor disputes and political controversy. In a depressed economic environment in South Africa, ArcelorMittal South Africa initiated a Business Transformation project in 2018 and a strategic workforce planning process that started in January 2019 and led to the announcement of a workforce reorganization and reduction in July 2019. As a result, ArcelorMittal South Africa engaged in consultations with employee representatives which concluded in November 2019. In addition, ArcelorMittal South Africa announced in November 2019 its intention to cease operations at Saldanha which led to a consultation process with employee representatives that concluded on January 7, 2020.
Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters or extreme weather events could adversely affect its operations, customer service levels and financial results.
Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, furnace breakdowns or as a result of natural disasters or severe weather conditions. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events, one example being the collapse of the oxygen and nitrogen pipelines in November 2018 at ArcelorMittal Temirtau or the fire in a conveyor belt of the coke plant in ArcelorMittal Asturias in Aviles in October 2018. An electrical failure in the third quarter of 2019 resulted in a temporary stoppage of the concentrator at AMMC, impacting iron ore production. To the extent that lost production as a result of such a disruption cannot be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and results of operations.
In addition, natural disasters and severe weather conditions could lead to significant damage at ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Mexico’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico are located in or close to areas prone to earthquakes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. The site of the joint venture AM/NS Calvert (“Calvert”) in the United States is located in an area subject to tornados and hurricanes. ArcelorMittal also has assets in locations subject to bush fires, specifically in Kazakhstan and South Africa, and to Arctic freeze. More generally, changing weather patterns and climatic conditions in recent years, possibly due to the phenomenon of global warming, have added to the unpredictability and frequency of natural disasters.
For example, on July 10, 2019 an extreme storm disabled a crane that unloads from ships iron ore used in the blast furnaces at the Taranto plant in Italy, causing a fatality and subsequently affecting a portion of its raw material supply. Severe weather conditions can also affect ArcelorMittal’s operations in particular due to the long supply chain for certain of its operations and the location of certain operations in areas subject to harsh winter conditions (i.e., the Great Lakes Region, Canada and Kazakhstan) or areas that are susceptible to droughts (i.e., South Africa, Brazil). Flooding has also affected ArcelorMittal's operations, including at ArcelorMittal Asturias in Aviles, Spain in June 2018 and in Liberia in the third quarter of 2018, when heavy rains during the wet season caused handling and logistic constraints that impacted shipment volumes. Damage to ArcelorMittal production facilities due to natural disasters and severe weather conditions could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition.
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
ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems. An increasing number of companies, including ArcelorMittal, have recently experienced intrusion attempts or even breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. ArcelorMittal’s corporate website was the target of a hacking attack in January 2012, which brought the website down for several days, and phishing, ransomware and virus attacks have been increasing in more recent years through 2019, with WannaCry impacting the Company in March 2018. Implementation of digitalization, Industry 4.0 and Cloud computing result in new risks with increasing threats to ArcelorMittal's operations and systems.
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
Risks related to ArcelorMittal’s Mining activities
ArcelorMittal’s mining operations are subject to risks associated with mining activities.
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
ArcelorMittal’s reported reserves are estimated quantities of the ore and metallurgical coal that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond ArcelorMittal’s control. The process of estimating reserves involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the estimated amounts of ore or coal will be recovered or that it will be recovered at the anticipated rates. Estimates may vary, and results of mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual market conditions, production experience and other factors. Fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a revision of reserves. In particular, a prolonged period of low prices or other indicators could lead to a review of the Group’s reserves. Such review would reflect the Company’s view based on estimates, assumptions and judgments and could result in a reduction in the Group’s reported reserves. The Group’s reserve estimates do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the previous three years. As a result, if the average contracted prices decline in the subsequent period, including sharply (given the historical volatility and wide swings in iron ore prices), the Company’s estimates of its reserves at year-end may decline.
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
Risks related to ArcelorMittal’s planned acquisitions and investments
ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties completing planned acquisitions or integrating acquired companies could harm ArcelorMittal’s future results of operations, financial condition and prospects.

The Company was formed and subsequently grew through mergers and acquisitions. After curtailing its large-scale M&A activity for several years following the 2008 financial crisis, it has made several large acquisitions in recent years, including its acquisition (via a joint venture) of Calvert in 2014, its acquisitions of Votorantim S.A.'s long steel business (renamed

ArcelorMittal Sul Fluminense "AMSF") and Ilva renamed ArcelorMittal Italia (via a long-term lease) in 2018 and Essar Steel India Limited ("ESIL") renamed AMNS India Limited ("AMNS India") via a joint venture in 2019.

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

ArcelorMittal may fail to implement its strategy with respect to ArcelorMittal Italia or encounter difficulties and incur further losses in connection with its integration.

The Company has encountered and may continue to encounter difficulties in integrating ArcelorMittal Italia or in implementing its strategy with respect to ArcelorMittal Italia. In particular, pursuant to the initial agreement for the lease and subsequent conditional purchase of the business and subject to the ongoing negotiations discussed below, ArcelorMittal is implementing a major improvements project involving substantial capital expenditures designed to bring ArcelorMittal Italia up to and beyond EU environmental standards, to improve the operational performance of its assets, to rebuild client confidence and to integrate personnel and apply the Company’s best practices and expertise. There is no guarantee that the Company will be successful in implementing its strategy or in realizing the expected benefits of this project in full or at all. Delays and cost overruns in the execution of the project are possible for various reasons, including the unexpected legal, regulatory and operational developments encountered in 2019. Any such delays are particularly costly as ArcelorMittal Italia has been and remains loss-making since its consolidation in ArcelorMittal's results in November 2018, particularly in light of the recent and current market environment.

On November 4, 2019, AM InvestCo Italy S.p.A (“AM InvestCo”) sent to the Commissioners governing the insolvency procedures of the former business units of ArcelorMittal Italia (the "Commissioners") a notice to withdraw from or terminate the agreement.  AM InvestCo’s decision to withdraw from or terminate the agreement was based, among others, on provisions of the agreement that allow withdrawal in the event that a new law affects AM InvestCo’s environmental plan for the Taranto plant in such a way that materially impairs the ability of AM InvestCo to operate the plant or implement its industrial plan; these provisions were triggered following the Italian Parliament’s removal, on November 3, 2019, of the legal protection necessary for AM InvestCo to implement its environmental plan without risk of criminal liability. In response, the Commissioners filed suit in Milan seeking an injunction to prevent AM InvestCo's withdrawal and termination of the agreement. The parties have subsequently agreed to postpone the hearing pending ongoing negotiations and, in the meantime, ArcelorMittal has continued the operations at ArcelorMittal Italia. No assurance can be given as to the outcome of these negotiations or when an agreement will be reached, if at all. Failure to reach an agreement would likely lead to the continuation of the currently stayed litigation proceedings (and, potentially, a criminal investigation that had been launched) and could result in ArcelorMittal's continued exposure to or obligations in respect of ArcelorMittal Italia which has been loss-making since its consolidation by ArcelorMittal and the payment of substantial damages by AM InvestCo or criminal charges against AM InvestCo and its officers and directors. See “Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2019” and note 9.3 to the consolidated financial statements for additional information.

ArcelorMittal faces risks associated with its acquisition, via a joint venture, of AMNS India.
As discussed in “Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2019”, ArcelorMittal acquired, via a Luxembourg based joint venture with Nippon Steel Corporation (“NSC”), AMNS India on December 16, 2019 in a bankruptcy resolution process. The joint venture’s proposal, set out in a resolution plan (the “Resolution Plan”) that detailed among other things the amount to be paid to existing creditors and towards capital infusion (totaling $7.1 billion and including $417 million of guaranteed working capital adjustment) and the improvements and related capital expenditures (totaling $2.6 billion) to be made over the medium-term, was approved by the Indian Supreme Court on November 15, 2019. In connection with the execution of the Resolution Plan, the Company provided a $0.6 billion performance guarantee which terminated on December 31, 2019.

The implementation of the Resolution Plan subjects ArcelorMittal to various risks. On the operational front, the industrial project to turnaround AMNS India and further improve operational profitability is large-scale and ambitious. While ArcelorMittal has substantial experience in turnaround situations, the scale of this one is particularly large and it is the Company’s inaugural large-scale acquisition in India, an emerging market. In addition, AMNS India’s assets do not include certain assets that are ancillary to the steel plant, such as the slurry pipeline, power plants and port facilities and certain mines. The joint venture partners are assessing various options to secure the availability of such assets, including additional acquisitions that would likely be financed in a manner similar to that of the AMNS India acquisition and subject the Company to similar risks. Capital expenditure in excess of budgeted amounts, delays and difficulties in achieving commercial objectives therefore cannot be ruled out. The risks in this respect are compounded to an extent by the fact that AMNS India is emerging from bankruptcy (meaning, among other things, that maintenance capital expenditures were deferred) and is owned and operated by a joint venture with attendant risks around strategic alignment, potential discord and deadlock. On the financial front ArcelorMittal is exposed to the extent of its guarantee of any amounts drawn by the joint venture under the bridge financing pending the implementation of long-term financing and up to its pro rata share of the joint venture’s debt when the final funding will be in place. ArcelorMittal and NSC financed the joint venture for the acquisition of AMNS India through an initial combination of partnership equity of $2,253 million and debt of $3,679 million, including $2,204 million drawn (and guaranteed by ArcelorMittal) under a $7 billion term facility agreement (or “bridge financing”) by AMNS Luxembourg Holding S.A. ("AMNS Luxembourg"), the parent company of the joint venture, which was outstanding on December 31, 2019 (see note 6.1.2 to the consolidated financial statements) and $1,475 million shareholder loan from NSC. On February 10, 2020, in order to complete the $840 million follow-on equity funding of AMNS India, NSC provided a $325 million shareholder loan and an additional $475 million was drawn under the bridge financing by AMNS Luxembourg (and guaranteed by the Company). The outstanding amount under the bridge financing as of such date was $3,046 million.
ArcelorMittal’s greenfield, brownfield and other investment projects are subject to financing, execution and completion risks.
The Company has announced a number of greenfield or brownfield development projects, in addition to ArcelorMittal Italia and AMNS India, as well as other significant investment projects which are capital intensive. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects—Updates on previously announced investment projects” for further information on projects the Company has announced. To the extent these projects go forward, they would entail substantial capital expenditures, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources, local opposition to land acquisition or project development, managing relationships with or obtaining consents from other shareholders, revision of economic viability projections, demand for the Company’s products, local environmental or health-related conditions, and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its development projects. For investment projects that the Company expects to fund primarily through internal sources, these sources may prove insufficient depending on the amount of internally generated cash flows and other uses of cash, and the Company may need to choose between incurring external financing or foregoing the investment. The Company cannot guarantee that it will be able to execute its greenfield, brownfield or other investment projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment. Conversely, should the Company decide to postpone or cancel development projects, it could incur various negative consequences such as litigation or impairment charges.
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
In addition, certain of these joint ventures and associates are currently experiencing, or may in the future experience, difficult operating conditions and/or incur losses. Difficult operating conditions in joint ventures and associates in which ArcelorMittal has invested may expose it to loss of its investment, requirements for additional investments or calls on guarantees. For example, ArcelorMittal’s joint venture Al Jubail’s financial situation has been negatively impacted by a slower than expected ramp-up of operations and required further funding in 2018 and 2019 and may require additional funding in the future. ArcelorMittal has provided shareholder loans to assist with funding and additional equity funding from the other partners was completed in the fourth quarter of 2019. ArcelorMittal’s loans and receivables to the joint venture were $131 million at December 31, 2019. The Company has also guaranteed $346 million of Al Jubail’s external debt (including shareholder loan). Due to the failure of other shareholders to provide requisite equity funding by December 31, 2018, the joint venture’s indebtedness became technically in default as of such date. ArcelorMittal’s guarantee of such indebtedness has not been called by the lenders, and ArcelorMittal does not currently expect it to be called. As of December 31, 2019, the technical default remains pending completion of formalities even though the joint venture completed the conditions necessary to clear the default, including the capital increase, prior to year end. The technical default relates only to the indebtedness of the joint venture and is not expected to affect the availability or maturity of any borrowings of ArcelorMittal. As of December 31, 2019, ArcelorMittal had given $3.8 billion in guarantees on behalf of associates and joint ventures including $2.6 billion issued on behalf of AMNS India ($3.1 billion in February 2020 following the completion of the follow-on funding), $288 million issued on behalf of Calvert and the above mentioned Al Jubail guarantee. See notes 2.4.1, 2.4.2 and 9.4 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal’s investments in joint ventures and associates may also result in impairments. For example, in May 2018, the Company announced the sale of its 50% shareholding in its joint venture investment in Macsteel Holdings Luxembourg S.à r.l and recorded an impairment of $132 million to adjust the carrying amount of the investment to the expected sale proceeds. As of December 31, 2019, ArcelorMittal’s investments accounted for under the equity method had a book value of $6.5 billion, including AMNS India ($1.5 billion), DHS Group ($965 million), China Oriental ($999 million), Gonvarri ($547 million), Calvert ($575 million) and Baffinland ($348 million).
Risks related to ArcelorMittal’s financial position and organizational structure
Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill.
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
If certain of management’s estimates change during a given period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2017, the Company recorded impairment charges as a result of the annual impairment test of $160 million related to tangible assets in the ACIS segment. In 2019, the Company recognized $1.3 billion of impairments on the fixed assets of AcerlorMittal USA ($600 million in the first half and $700 million in the second half) and a $75 million in impairment at ArcelorMittal South Africa following downward revisions of cash flow projections. The Company also recognizes impairment in connection with intended sales, when the carrying amount of the disposal group is higher than the fair value less cost to sell. In this context, the Company recognized a total impairment charge of $994 million (including $888 million in connection with the intended sale of the ArcelorMittal Italia remedies and $86 million in relation to the sale of the Votorantim remedies) in 2018 and additional impairment of $497 million in 2019 related to the remedy asset sales for the ArcelorMittal Italia acquisition. Following these impairment charges, substantial amounts of goodwill, tangible and intangible assets remain recorded on the Company's balance sheet. As of December 31, 2019, the Company's balance sheet included $5.1 billion of goodwill. As of the same date, the Company's balance sheet also included $6.0 billion and $3.8 billion of tangible assets and $2.2 billion and $1.0 billion of goodwill for NAFTA and ACIS, respectively. No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions deteriorate. In particular, changes in the key assumptions (sales volumes, prices and discount rates) utilized in the impairment test would cause an additional impairment loss to be recognized in respect of the NAFTA and ACIS segments.

ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business and the market's perception of ArcelorMittal's leverage may affect its share price.
As of December 31, 2019, ArcelorMittal had total debt outstanding of $14.3 billion, including $2.9 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $11.5 billion of long-term indebtedness. As of December 31, 2019, ArcelorMittal had $5.0 billion of cash and cash equivalents, including restricted cash of $0.1 billion, and $5.5 billion available to be drawn under existing credit facilities. The Company also relies on its true sale of receivables programs ($4.4 billion of trade receivables sold and outstanding at December 31, 2019), as a way to manage its working capital cycle.
An increase in ArcelorMittal’s level of debt outstanding could have adverse consequences, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions. Substantial increases in the Company's gearing could affect its ability to, and the conditions under which it might, access financial markets to refinance maturing debt on acceptable terms. ArcelorMittal’s access to financial markets for refinancing also depends on the conditions in the global capital and credit markets, which are volatile.
Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in May 2009, January 2013 and April 2016), which could (depending on how they are structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution. In addition, ArcelorMittal has undertaken and may undertake further asset disposals in order to reduce debt. For example, ArcelorMittal announced in August 2019 that it has identified opportunities to unlock up to $2 billion in value from its asset portfolio over the next two years. These asset disposals are subject to execution risk and may fail to materialize, and the proceeds received from such disposals may not reflect values that management believes are achievable and/or cause substantial accounting losses (particularly if the disposals are done in difficult market conditions). In addition, to the extent that the asset disposals include the sale of all or part of core assets (including through an increase in the share of non-controlling interests), this could reduce ArcelorMittal’s consolidated cash flows and/or the economic interest of ArcelorMittal shareholders in such assets, which may be cash-generative and profitable ones.
In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry and mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally, and any future downgrades could lead to an increase in its cost of borrowing. The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and downgrades that occurred in 2012 and 2015 resulted in increased interest expense. In October 2019, S&P Global Ratings changed the outlook of ArcelorMittal’s long-term issuer credit rating from stable to negative while affirming its rating of BBB-; S&P cited as the basis for its change deteriorating conditions in the European steel market and the effects of recent and proposed acquisitions as weighing heavily on ArcelorMittal’s profitability and credit metrics in 2019, and noted that a downgrade could be triggered by further deteriorated credit metrics resulting, among other things, from prolonged very weak steel market conditions and inability to deleverage. In November 2019, Moody’s Investors Service and Fitch Ratings also changed the outlook of ArcelorMittal’s long-term issuer credit rating from stable to negative while Moody's affirmed its rating of Baa3 and Fitch affirmed its rating of BBB; Moody’s cited the Group's sharp earnings decline this year in the context of sluggish end-market demand and deteriorating steel spreads, and noted that a downgrade could be triggered by further deteriorated credit metrics resulting, among other things, from longer than anticipated market weakness leaving the group's-initiated self-help measures insufficient to restore credit metrics. Fitch cited worsening steel market conditions amid decreasing industrial production, weak automotive demand, trade tensions and pressures from elevated raw material costs and lower steel prices leading to a squeeze of ArcelorMittal’s margins as the basis for its change, and noted that a downgrade could be triggered by further deteriorated credit metrics resulting, among other things, from the Group’s failure to carry out planned debt reduction measures due to large debt-funded mergers and acquisitions activity, aggressive capital expenditures or increased shareholder distributions.
ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated

EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 4.25 to one. As of December 31, 2019, the Company was in compliance with the Leverage Ratio.
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
Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or from floating to fixed. ArcelorMittal had exposure to 88% of its long-term debt at fixed interest rates and 12% at floating rates as of December 31, 2019.
In addition to the foregoing specific risks relating to ArcelorMittal’s indebtedness, its share price is affected by the markets’ perception of its leverage. Announcements relating to growth or expansion initiatives, depending in part on their financing structure, could affect this perception and hence weigh on ArcelorMittal’s share price.

For further information on ArcelorMittal's indebtedness see “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources” and note 6.1.2 to the consolidated financial statements.
ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.
At December 31, 2019, ArcelorMittal had $8.7 billion recorded as deferred tax assets on its consolidated statement of financial position, of which $0.6 billion was recorded in 2019 and $1.4 billion was recorded in 2018 primarily due to the expectation of higher future profits mainly in Luxembourg, including the impact of the share capital conversion in 2018. Following the approval of the extraordinary general meeting held on May 16, 2018 to change the share capital of ArcelorMittal S.A. from euro to U.S. dollar, the parent company files consolidated tax returns in U.S. dollars for the main Luxembourg tax integration going forward, and the related euro denominated tax losses and deferred tax asset were translated into U.S. dollars effective as of January 1, 2018. The deferred tax assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration. At December 31, 2019, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $8.7 billion was at least $34 billion at certain operating subsidiaries.
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
ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension and other post-retirement benefit plans to their employees. Some of these plans are currently underfunded, see note 8.2 to ArcelorMittal’s consolidated financial statements for the total value of plan assets and any deficit.

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
ArcelorMittal operates and sells products globally and as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, its results of operations are subject to translation risk (i.e., the USD value of the revenues and profits generated in other currencies and its debt denominated in other currencies) and transaction risk (i.e., a mismatch between the currency of costs and revenues). Foreign exchange gains for the year ended December 31, 2019 were $4.0 million, while foreign exchange losses for the year ended December 31, 2018 were $235 million. The losses in 2018 were primarily related to the effect of the depreciation of the U.S. dollar against the euro on the Company's euro denominated debt in the first quarter of 2018. As of April 1, 2018, the Company’s statement of operations no longer includes foreign exchange exposure on the euro denominated debt following the designation of the euro denominated debt as a hedge of certain euro denominated net investments in foreign operations. See note 6.3 to ArcelorMittal’s consolidated financial statements.
Moreover, ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, Venezuela, Kazakhstan and Ukraine, the risk of significant currency devaluation is high. For example, the Argentinian peso substantially depreciated during the third quarter of 2018 versus the U.S dollar. and the three-year cumulative inflation rate has exceeded 100% causing Argentina to be now considered as a hyperinflationary economy. The peso continued to depreciate significantly in 2019 and, in September 2019, the Argentine government enacted a series of currency controls which require central bank permission to exchange pesos for foreign currency and make transfers abroad in response to the economic situation.
Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4.B—Information on the Company—Business overview—Government regulations—Key currency regulations and exchange controls” and “Item 5—Operating and Financial Review and Prospects—Impact of exchange rate movements”.
The Significant Shareholder has the ability to exercise significant influence over the outcome of shareholder votes.
As of December 31, 2019, a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries (referred to as the "Significant Shareholder"), beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares amounting (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares held directly by Mr. and Mrs. Mittal) to 382,277,751 shares, representing 37.41% of ArcelorMittal’s outstanding shares. As a result, the Significant Shareholder has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The Significant Shareholder also has the ability to significantly influence a change of control of ArcelorMittal. For further information on the Company’s major shareholders, see “Item 7.A—Major shareholders and related party transactions—Major shareholders”.

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
As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at the Company’s international subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Brazil, Canada, Kazakhstan, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. These subsidiaries may also experience operating difficulties that impact their cash flows. For example, ArcelorMittal South Africa has been experiencing significant difficulties in recent years. In order to decrease its significant outstanding debt, in January 2016, ArcelorMittal South Africa conducted a rights offering entirely underwritten by ArcelorMittal that resulted, via the repayment of an intragroup loan of R3.2 billion (R4.2 billion or $0.3 billion outstanding as of December 31, 2019 following an increase in the fourth quarter of 2019) and an additional cash injection by ArcelorMittal of R0.5 billion, in ArcelorMittal’s shareholding in ArcelorMittal South Africa increasing from 52% to 71%. For additional information on current ownership, see note 2.2.1 to the consolidated financial statements.
Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity. Under the laws of Luxembourg, ArcelorMittal will be able to pay dividends or distributions through income from industrial franchise fees or to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.
If the earnings and cash flows of its operating subsidiaries are substantially reduced, ArcelorMittal may not be in a position to meet its operational needs or to make shareholder distributions in line with announced proposals.
Legal and regulatory risks

ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.
ArcelorMittal is subject to a broad range of environmental, health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent standards regarding general health and safety, air emissions, wastewater storage, treatment and discharges, the use, handling and transportation of hazardous, toxic or dangerous materials, waste disposal practices and the remediation of environmental contamination, and health and safety matters, among other things. The costs of complying with, and the imposition of liabilities pursuant to these laws and regulations can be significant, and compliance with new and more stringent obligations may require additional capital expenditures or modifications in operating practices. Failure to comply can result in civil and or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations and lawsuits by third parties.
Despite ArcelorMittal’s efforts to comply with environmental, health and safety laws and regulations, and monitor and reduce accidents at its facilities, health, safety and environmental incidents or accidents do occur, some of which may result in costs and liabilities and negatively impact the Company’s reputation or the operations of the affected facility. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, and other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous, toxic or dangerous materials, which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment. Such accidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put at risk employees (and those of sub-contractors and suppliers) or persons living near affected sites.
ArcelorMittal also incurs costs and liabilities associated with the assessment and remediation of contaminated sites, and in its mining activities, those resulting from tailings and sludge disposal, effluent management, and rehabilitation of land disturbed during mining processes. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities in respect of divested assets and past activities. This may also be the case for acquisitions when liabilities for past acts or omissions are not adequately reflected in the terms and price of the acquisition. ArcelorMittal could become subject to further remediation obligations in the future, as additional contamination is discovered or cleanup standards become more stringent.
ArcelorMittal could become subject to unidentified liabilities in the future, such as those relating to uncontrolled tailings breaches or other future events or to underestimated emissions of polluting substances. For example, the failure of a tailings ponds dam at ArcelorMittal’s mines could cause significant damage, including death, injury and environmental harm. While the Company carries out assessments of its facilities, it cannot guarantee that failures or breaches of a tailings ponds dam will not occur in the future. In February 2019, the Company decided as a precautionary measure to implement its plan to evacuate the community situated downstream of its dormant Serra Azul tailing dam with a 5.8Mm3 tailings volume in Brazil. The decision was based on an updated site-based assessment following recent incidents in the Brazilian mining sector pending further testing and implementation of any necessary mitigation measures. In August 2019, ArcelorMittal Burns Harbor experienced a failure at the pump station for the blast furnace process water recycle system, which is believed to have contributed to the reported exceedances of Ammonia-N and cyanide at two outfalls and impacted aquatic wildlife near those outfalls. See "Item 4.B—Information on the Company—Business overview—Sustainable development—Management Theme #4: Environment—Responsible water use".
ArcelorMittal’s operations may also be located in areas where individuals or communities could regard its activities as having a detrimental effect on their natural environment and conditions of life. Any actions taken by such individuals or communities in response to such concerns could compromise ArcelorMittal’s profitability or, in extreme cases, the viability of an operation or the development of new activities in the relevant region or country.
For further information, see “Item 4.B—Information on the Company—Business overview—Government regulations—Health and safety laws and regulations” and “Item 4.B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” and note 9.3 to ArcelorMittal’s consolidated financial statements.
Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations, financial condition and reputation.
Compliance with new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (“CO2”), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The EU has established greenhouse gas regulations and has revised its emission trading system for the period after 2020 in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. Delegated regulations in this regard are expected. Other jurisdictions have also started to enact similar regulations, including South Africa, where a CO2 tax system was introduced in 2019 and in Kazakhstan, where the Emission Trading Scheme restarted operation on January 1, 2018 with new trading procedures and allocation methods supported by an online platform for monitoring, reporting and verifying emission sources and greenhouse gases (GHG).
In the United States, reporting of greenhouse gas emissions from certain large sources has been required since 2011. Although the current administration is seeking to delay further regulation of greenhouse gas emissions at the federal level, emissions trading regimes and other initiatives are continuing to be pursued in various states. Other regulations have been implemented in Argentina, Ukraine and Canada and additional measures may be enacted in the future in other jurisdictions, further increasing the complexity of compliance with environmental laws and regulations.

Following the international agreement reached by the United Nations Framework Convention on Climate Change in December 2015 with the aim to implement the necessary drivers to achieve drastic reductions of carbon emissions (the "Paris Agreement"), the environmental regulatory system has become more complex worldwide and the Company has taken steps to reduce its emission footprint, which in 2018 totaled approximately 203 million tonnes through various research and development initiatives. Whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax or acquisition of emission rights at market prices, emissions controls, reporting requirements, or other regulatory initiatives, such environmental regulations could have a negative effect on ArcelorMittal’s production levels, income and cash flows. These laws could also negatively affect the Company’s suppliers and customers, which could translate into higher costs and lower sales. In particular, the EU Commission’s decision to further reduce the allocation of CO2 emission rights to companies could negatively impact the global steel industry, as the amount of such rights is currently at the edge of covering technically achievable operating conditions. CO2 emissions regulations have already resulted in increased costs in Europe, and ArcelorMittal expects costs will continue to increase with the implementation of Phase IV of the European Union’s Emission Trading Scheme (“ETS”) starting in 2021.
Furthermore, many developing nations have not yet instituted significant greenhouse gas regulations, and the Paris Agreement specifically recognizes that greenhouse gas emissions will peak later in developing countries. As the Intended Nationally Determined Contributions (“INDC”) for developing nations under the Paris Agreement may be less stringent than for developed nations in light of different national circumstances, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in developing countries. Depending on the extent of the difference between the requirements in developed regions (such as Europe) and developing regions (such as China or the CIS), this competitive disadvantage could be severe and render production in the developed region structurally unprofitable. High carbon costs in combination with weakening demand, rising imports, high energy costs and high iron ore prices was one of the factors underlying the Company’s decision to implement production cuts in Europe in 2019. To address the resulting competitive disadvantage compared to imports, which is expected to increase in the future absent government intervention, the Company has lobbied the European Commission to introduce a carbon border adjustment to the safeguard measures on steel imports in order to ensure that imports into Europe face the same carbon costs as producers in Europe.
In addition, as regulators and investors increasingly focus on climate change issues, the Company is exposed to the risk of frameworks and regulations being adopted that are ill-adapted to its operations. For example, the most established framework for carbon pricing and emissions trading schemes is currently the European Union's ETS discussed above. As mentioned above, the Company has highlighted the importance that a carbon border adjustment be included in this system in order to avoid competitive distortions such as European steel becoming overpriced due to European carbon policy, prompting the market to outsource its steel from other regions where carbon is less expensive. With respect to investors, the European Commission has presented a package of measures to implement key actions with respect to its sustainable finance plan, including a proposed regulation to create a unified classification system (“taxonomy”) on what can be considered an environmentally sustainable economic activity, as a step in the efforts to channel investments into sustainable activities. If the metrics adopted in the taxonomy are not appropriate for the Company or if investors begin to view investments in steel and mining as undesirable, it may become more difficult and/or more expensive for the Company to obtain financing. While the Company has taken significant steps and continues to adapt its operations in light of climate change and the need for sustainability, such steps may not be in line with future frameworks or regulations or market views of investment suitability.
For further information on environmental laws and regulations and how they affect the Company's operations, see “Item 4.B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” and note 9.3 to ArcelorMittal’s consolidated financial statements.
The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.
Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes, mining taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See note 10 to ArcelorMittal’s consolidated financial statements.

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
Certain emerging markets where ArcelorMittal has operations have experienced or are experiencing particularly difficult operating conditions. Brazil, for example, is emerging from a period of severe recession and political uncertainty. South Africa entered a recession in the second quarter of 2018, and prior to this recession, the South African steel and mining industries have been subject to a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs, resulting in losses in recent years for ArcelorMittal South Africa. Many emerging markets are also at risk of economic crises (be it external debt, currency, domestic corporate, household or public debt crises) usually brought on by an economic or political shock which can exacerbate existing domestic structural imbalances. Crises in Argentina and Turkey in 2018/19 were examples and had negative impacts on the Company’s core markets in Brazil and the EU, respectively. Other countries at risk of further economic crises include, for example, South Africa (in relation to its public debt), Ukraine (in relation to its external debt) and to a lesser extent India (in relation to its public debt).
In addition, epidemics may affect ArcelorMittal’s operations in certain regions. For example, ArcelorMittal operates in Liberia, which underwent an Ebola virus disease epidemic in 2014 and 2015. This affected ArcelorMittal’s operations and projects in Liberia. There can be no assurance that other epidemics, including the recent outbreak of the coronavirus in China, will not adversely affect ArcelorMittal’s ongoing operations, production targets and expansion plans, if any, in other markets in which it operates.

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
ArcelorMittal is subject to an extensive, complex and evolving regulatory framework which may expose it and its subsidiaries, joint ventures and associates to investigations by governmental authorities, litigation and fines, in relation, among other things, to antitrust and compliance matters. The resolution of such matters could negatively affect the Company’s profitability and cash flows in a particular period or harm its reputation.
ArcelorMittal's business encompasses multiple jurisdictions and complex regulatory frameworks, including in relation to antitrust, and economic sanctions, anti-corruption and anti-money laundering matters. Laws and regulations in these areas are complex and constantly evolving and enforcement of them continues to increase. ArcelorMittal may as a result become subject to increasing limitations on its business activities and to the risk of fines or other sanctions for non-compliance. As a result of its position in the steel industry and its historical growth through acquisitions, ArcelorMittal could be subject to governmental investigations and lawsuits by private parties based on antitrust laws. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. See note 9.3 to ArcelorMittal’s consolidated financial statements. Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are also currently pending in various countries including Brazil and Germany. Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, the nature of the resolutions of such proceedings are difficult to forecast but negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages.
ArcelorMittal's governance and compliance processes, which include the review of internal controls over financial reporting as well as a Code of Business Conduct and other rules and protocols for the conduct of business, may not prevent breaches of laws and regulations or internal policies relating to compliance matters at ArcelorMittal or its subsidiaries, as well as to instances of non-compliant behavior by its employees, contractors or other agents. This risk is also present at ArcelorMittal’s joint ventures and associates where ArcelorMittal has a non-controlling stake and does not control governance practices or accounting and reporting procedures. Unfavorable outcomes in current and potential future litigation and investigations relating to anti-trust and compliance matters could reduce ArcelorMittal’s liquidity and negatively affect its profitability, cash flows, results of operations and financial condition, as well as harm its reputation.
ArcelorMittal is currently and in the future may be subject to legal proceedings or product liability claims, the resolution of which could negatively affect the Company’s profitability and cash flows in a particular period.
ArcelorMittal’s profitability or cash flows in a particular period could be affected by adverse rulings in current and future legal proceedings against the Company. See note 9.3 to ArcelorMittal’s consolidated financial statements.
In addition, ArcelorMittal sells products to major manufacturers engaged in manufacturing and selling a wide range of end products, including products used in certain safety-critical applications, such as, for example, pipes used in gas or oil pipelines and in automotive applications. ArcelorMittal also from time to time offers advice to these manufacturers. There could be significant consequential damages resulting from the use of or defects in such products. While ArcelorMittal has a limited amount of product liability insurance coverage, a major claim for damages related to ArcelorMittal products sold and, as the case may be, advice given in connection with such products, could leave ArcelorMittal uninsured against a portion or the entirety of such an award and materially harm its financial condition and future operating results.

Changes to global data privacy laws and cross-border personal data transfer requirements could adversely affect ArcelorMittal's business and operations.

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
A.    History and development of the Company
ArcelorMittal is the world’s leading integrated steel and mining company. It results from the merger in 2007 of its predecessor companies Mittal Steel Company N.V. and Arcelor, each of which had grown through acquisitions over many years. Since its creation ArcelorMittal has experienced periods of external growth as well consolidation and deleveraging (including through divestments), the latter in particular during the years following the global financial and economic crises of 2008-2010. In recent years ArcelorMittal has punctuated its overall deleveraging focus with targeted acquisitions. These have included the acquisition through a joint venture of the Calvert plant in the United States in 2014 and, in 2018 the acquisition of AMSF in Brazil and ArcelorMittal Italia in Italy, Europe's largest single steel site. In 2019, the Company completed its acquisition of AMNS India through a joint venture with NSC. For more information on the key transactions carried out in 2019, see “—Key transactions and events in 2019” below.
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
Geography:  ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the CIS region. ArcelorMittal has steel-making operations in 18 countries on four continents, including 46 integrated and mini-mill steel-making facilities. As of December 31, 2019, ArcelorMittal had approximately 191,000 employees.
ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 37% of its crude steel is produced in the Americas, approximately 49% is produced in Europe and approximately 14% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.
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
Mining Value Chain: ArcelorMittal has a significant portfolio of raw material and mining assets. In 2019, approximately 52% of ArcelorMittal’s iron-ore requirements and approximately 12% of its PCI and coal requirements were supplied from its own mines. The Company currently has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company currently has coal mining activities in Kazakhstan and the United States.
In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, which is produced from metallurgical coal and is a critical raw material for steel-making, satisfying 95% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own, or partially owned, 15 deep-water port facilities and linked railway sidings.
ArcelorMittal has its own downstream steel distribution business, primarily run through its Europe segment. It also provides value-added and customized steel solutions through additional processing activities to meet specific customer requirements.

Key transactions and events in 2019

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2019 are summarized below. For further information on ArcelorMittal’s ongoing capital expenditure projects, see “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”. During 2019 and early 2020, ArcelorMittal completed several debt financing and repayment transactions see “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources” and note 6.1.2 to the consolidated financial statements.
ArcelorMittal Italia acquisition and subsequent events
On November 1, 2018, ArcelorMittal announced that AM InvestCo completed the first part of the acquisition of ArcelorMittal Italia (formerly Ilva) through a lease and subsequent conditional obligation to purchase agreement after having been granted merger clearance by the European Commission ("EC") on May 7, 2018 on the basis of the Company’s committed divestment package (see below) and its fulfillment of all of the conditions precedent in ArcelorMittal’s contract with the commissioners in the extraordinary administration insolvency procedures of the business units subject to the lease (the "Commissioners"). ArcelorMittal Italia's Taranto plant is Europe’s largest single steel site and only integrated steelmaker in Italy. ArcelorMittal Italia also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. AM InvestCo undertook the acquisition subject to certain conditions precedent to be satisfied by August 2023. The contractual purchase price amounted to €1.8 billion ($2.1 billion) subject to certain adjustments, with annual leasing costs of €180 million ($206 million) due in quarterly installments which qualify as down payments against the purchase price. The lease is for a minimum lease period of four years. The acquisition included industrial capital expenditure commitments of approximately €1.3 billion ($1.4 billion) over a seven-year period focused on blast furnaces including €0.2 billion revamping of blast furnace #5 intending to bring steel production to 8 million tonnes by 2024, steel shops and finishing lines and environmental capital expenditure commitments of approximately €0.8 billion ($0.9 billion) including €0.3 billion for stock pile coverage, €0.2 billion for reduction of emissions at coke ovens and €0.2 billion in waste water treatment. The acquisition also provided for environmental remediation obligations of approximately €0.3 billion ($0.4 billion), the latter of which would be funded with funds seized by the Italian Government from the former shareholder.
According to the legal framework in force at November 1, 2018 (for a period up to August 2023), the Commissioners and AM InvestCo were granted protection from possible criminal liability related to environmental, health and safety and workplace security issues at ArcelorMittal Italia’s Taranto plant, pending the timely implementation of the environmental investment program set forth in a Prime Minister's Decree. In September 2017 and then August 2018, the Italian State Solicitor-General issued an opinion confirming that the term of the protection coincided with the term of this environmental plan, namely to August 23, 2023. However, on November 2, 2019, the Italian Parliament ratified a law decree previously enacted by the Italian government, which effective November 3, 2019, removed the legal protection necessary for AM InvestCo to implement its environmental plan without the risk of criminal liability.

On November 4, 2019, after such law decree became effective, AM InvestCo sent to the Commissioners a notice to withdraw from, or terminate the lease. In addition, among other serious occurrences independent of AM InvestCo's will, the decisions issued by the criminal court of Taranto binding the Commissioners to complete certain prescriptions by December 12, 2019, a term the Commissioners themselves deemed impossible to meet, failing which blast furnace #2 would be shut down, also contributed to a situation of legal and operational uncertainty that further significantly impaired the ability to carry out the necessary operations at ArcelorMittal Italia and operate the Taranto plant. While the Taranto court of appeals reversed the criminal court’s order on January 7, 2020 therefore allowing blast furnace #2 to remain open, any potential shutdown would make it impossible for AM InvestCo to implement its industrial plan, operate the Taranto plant and, generally, continue to implement the commitments described above. In its November 4, 2019 notice of withdrawal and termination, AM InvestCo asked the Commissioners to take responsibility for ArcelorMittal Italia’s operations and employees within 30 days from the receipt of such notice. On November 15, 2019, the Commissioners filed suit in a Civil Court in Milan seeking an injunction to prevent AM InvestCo’s withdrawal from, and termination of, the lease and require AM InvestCo to stop the implementation of its plan to suspend the operations and to continue the maintenance and operation of the leased business units. The Commissioners also requested that the court require AM InvestCo to pay €1 billion in the event that it fails to comply with an adverse decision on the Commissioners’ application for interim injunctions. Moreover, following a complaint filed by the Commissioners, in mid-November 2019 prosecutors in Milan and Taranto opened investigations into potential violations of numerous criminal laws. The hearing to discuss the Commissioners’ application for interim measures was originally set for November 27, 2019, pending which AM InvestCo suspended the implementation of its plan to suspend the operations at ArcelorMittal Italia. Following announcements on November 22, 2019 and November 23, 2019, respectively, by the Italian

Prime Minister’s office and AM InvestCo that meetings had been held between the parties to discuss potential solutions for the plants and that discussions would continue with the aim of reaching an agreement as soon as possible to support sustainable steel-making in Taranto, at the hearing the court granted the requested by the Commissioners and AM InvestCo for postponement (to December 20, 2019) in order to allow the development of ongoing negotiations, provided that AM InvestCo assure the maintenance of the normal functioning of the plants and guarantee production continuity pending such negotiations. On December 20, 2019, ArcelorMittal announced that AM InvestCo had signed a non-binding agreement with the Commissioners that forms a basis to continue negotiations on a new industrial plan for ArcelorMittal Italia, including discussions on a substantial equity investment by a government-controlled entity. The new industrial plan would contemplate investments in green technology, including through a new company funded by public and private investors. In light thereof, the Civil Court of Milan granted the parties' request to further postpone the hearing until February 7, 2020, and on such date (given ongoing negotiations) granted a further request to postpone until March 6, 2020. AM InvestCo has incurred losses since its consolidation of ArcelorMittal Italia in November 2018. ArcelorMittal expects to continue to consolidate ArcelorMittal Italia unless and until the control of the assets is transferred to the Commissioners or other changes in its power over the relevant activities or exposure to variable returns occur.

ArcelorMittal Italia acquisition related divestments
On June 30, 2019, ArcelorMittal completed the sale to Liberty House Group ("Liberty") of several steelmaking assets that form the divestment package the Company agreed with the European Commission ("EC") during its merger control investigation into the Company’s acquisition of ArcelorMittal Italia. Assets included within the divestment package are: ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia), ArcelorMittal Piombino (Italy), ArcelorMittal Dudelange (Luxembourg) and several finishing lines at ArcelorMittal Liège (Belgium). The total net consideration (consisting of amounts payable upon closing and subsequently in part contingent upon certain criteria, net of €110 million placed in escrow) for the assets payable to ArcelorMittal was €740 million subject to customary closing adjustments. Of this total amount, €610 million was received on June 28, 2019. At closing, the Company deposited €110 million in escrow that were subsequently withdrawn during the second half of 2019 and used by Liberty for certain capital expenditure projects to satisfy commitments given in the EC approval process. See note 2.3 to the consolidated financial statements for further details.
AMNS India
On December 16, 2019, ArcelorMittal announced the completion of its acquisition of AMNS India through, the Luxembourg based joint venture it established with NSC, which following the acquisition owns and operates AMNS India. ArcelorMittal holds 60% of the joint venture, with NSC holding 40%. The acquisition occurred following the Indian Supreme Court’s ruling on November 15, 2019 approving the Company’s Resolution Plan and resolving the appeals brought by creditors following the National Company Law Tribunal’s initial approval on March 8, 2019 and the National Company Law Appellate Tribunal’s further ruling on July 4, 2019.
AMNS India is an integrated flat steel producer, and the largest steel company in western India. It has a crude steel capacity of 9.6 million tonnes per year. AMNS India’s main steel manufacturing facility is located at Hazira, Gujarat in Western India. It also has:

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

In terms of iron ore pellet capacity, the Kirandul-Vizag system has 8 million tonnes of annual pellet capacity; and the Dabuna-Paradeep system has 6 million tonnes of annual pellet capacity, which is in the process of being expanded to a new capacity level of 12 million tonnes. This expansion would bring pellet capacity above AMNS India’s own requirements and provide the opportunity to improve operating income by fully utilizing such pellet capacity. AMNS India's assets do not include certain assets that are ancillary to the steel plant, such as a slurry pipeline, power plants, port facilities and certain mines. The joint venture partners are assessing various options to secure the availability of such assets, including additional acquisitions and participation in ongoing auctions, such as for the Odisha mines, where the joint venture acquired the Thakurani working block in February 2020.
The Resolution Plan which was approved for the acquisition of AMNS India included an upfront payment of 42,785 crore Indian rupees ($6.0 billion) towards AMNS India’s debt resolution including working capital payment, with a further 8,000 crore Indian rupees ($1.1 billion) of capital injection into AMNS India to support operational improvement, increase production levels and deliver enhanced levels of profitability. In December 2019, ArcelorMittal and NSC financed the joint venture for the acquisition of AMNS India through a combination of partnership equity of $2,253 million (of which $1,362 million for ArcelorMittal) and debt of $3,679 million, including $2,204 million drawn by AMNS Luxembourg (and guaranteed by the Company) under the bridge financing, which was outstanding on December 31, 2019, and a $1,475 million via a shareholder loan from NSC. On February 10, 2020, in order to complete the $840 million follow-on equity funding of AMNS India, NSC provided a $325 million shareholder loan and an additional $475 million was drawn under the bridge financing by AMNS Luxembourg (and guaranteed by the Company). The outstanding amount under the bridge financing as of such date was $3,046 million. See note 2.4.1 to the consolidated financial statements. In connection with the execution of the Resolution Plan, the Company had provided a $0.6 billion performance guarantee, which was terminated on December 31, 2019.
In connection with the acquisition of AMNS India, the hedging programs that ArcelorMittal had entered into, including non deliverable forwards and non deliverable options for a nominal amount of $5.9 billion in order to hedge the volatility between the Indian rupee and U.S. dollar, resulted in cash proceeds of $360 million which were contributed into the joint venture thus decreasing the acquisition cost of AMNS India (see note 2.4.1 and note 6.3 to the consolidated financial statements).
In 2018, the Company had also been required to pay 7,469 crore Indian rupees (approximately $1 billion) to the financial creditors of Uttam Galva ("the UG payments") and KSS Petron in order that the Resolution Plan would be eligible for consideration by ESIL's Committee of Creditors ("CoC"). ArcelorMittal had previously been a shareholder of Uttam Galva and HSBC Trustee (C. I.) Limited, as trustee of trusts of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, had previously been a shareholder of KSS Petron. At the time of such payment, neither had any interest in such companies and, in particular, the trusts and their beneficiaries did not have any liability to KSS Petron or its creditors or other stakeholders and hence did not benefit from such payment. In the context of the creation of the AMNS India joint venture, the Company transferred the UG payments to the joint venture. ArcelorMittal and NSC financed such payments through a combination of equity contributions into the joint venture of $288 million and debt of $597 million, including $367 million drawn by the joint venture on the $7 billion term facility agreement and a $230 shareholder loan from NSC. The payments related to KSS Petron have not been transferred.
The Resolution Plan also includes a capital expenditure plan of 18,697 crore Indian rupees (approximately $2.6 billion) to be implemented in two stages over six years. The first stage involves investments to increase the production of finished steel goods sustainably to 6.5 million tonnes per annum and includes completion of ongoing capital expenditure projects with respect to a coke oven, second sinter plant, third line CSP caster, Paradeep pellet plant and Dabuna beneficiation plant. The first stage will also include investment in maintenance to restore current assets, the implementation of an environmental management plan and the implementation of ArcelorMittal’s best practices on raw material sourcing, plant operations, sales and product mix (in particular through greater sophistication of the quality and markets of the steel produced with a focus on developing sales to the automotive industry), people management and health & safety. The second stage will involve investments to increase the production of finished steel goods from 6.5 million tonnes per annum to 8.5 million tonnes per annum by the end of 2024, including asset reconfiguration and the addition of a coke oven, blast furnace and basic oven furnace.
There is also a long-term aspiration to increase finished steel shipments to between 12 and 15 million tonnes through the addition of new iron and steelmaking assets, so that AMNS India can play an active role and fully benefit from the anticipated growth in the Indian steel industry.
AMNS India is expected to reinvest cash flows from operations to finance its turnaraound and growth plans.
The joint venture agreement entered into between the ArcelorMittal and NSC includes detailed provisions regarding AMNS India’s governance and the roles and responsibilities of ArcelorMittal and NSC as joint venture partners for the operation of the business and the implementation of the Resolution Plan. Pursuant to this agreement, the AMNS India business shall be managed by a board of directors consisting of six directors, three of which will be appointed by ArcelorMittal and three appointed by NSC. It also provides for provisions related to the selection of the management team by the joint venture partners.

Aditya Mittal, President and CFO of ArcelorMittal, has been appointed as the chairman of the board of AMNS India and Dilip Oommen has been appointed its CEO.
AMNS India is accounted for under the equity method as from the acquisition date. See note 2.4.1 to the consolidated financial statements for further details.

Other events in 2019

•
On May 6, 2019, ArcelorMittal announced its intention to temporarily idle production at its steelmaking facilities in Kraków, Poland, reduce production in Asturias and Spain. In addition, the planned increase of shipments at ArcelorMittal Italia to a six million tonne annual run-rate was slowed down following a decision to optimize cost and quality over volume in this environment. Together, these actions resulted in a temporary annualized production reduction of around three million tonnes. On May 29, 2019, the Company announced its decision to take additional steps to adjust its European production levels to further align its production to the current market demand by a further 1.2 million tonnes to take total annualized productions cuts to 4.2 million tonnes in the second half of 2019. As a result, it:

•	Reduced primary steelmaking production at its facilities in Dunkirk, France and Eisenhüttenstadt, Germany;

•	Reduced primary steelmaking production at its facility in Bremen, Germany in the fourth quarter of 2019, where a planned blast furnace stoppage for repair works were extended; and

•	Extended the stoppage planned in the fourth quarter of 2019 to repair a blast furnace at its plant in Asturias, Spain.

These actions were taken in light of difficult operating conditions in Europe with a combination of weakening demand, rising imports, high energy costs and rising carbon costs. Such conditions, along with high iron ore prices, have persisted since the Company's announcement of these measures.

•
On July 16, 2019, the Company sold its 30 million shares, representing a stake of 2.6% of preferred shares, held in its investment Gerdau, an equity instrument at fair value through other comprehensive income, for $116 million. See note 2.5 to the consolidated financial statements.

•
In recent periods, the performance of ArcelorMittal South Africa has been challenged by increased electricity, port and rail regulated costs, and uncompetitive raw material sourcing as well as the ongoing weak economic backdrop in South Africa. ArcelorMittal South Africa has undertaken an intensive review of its business focused on cash preservation and cost reduction through an expanded Business Transformation Program. At the same time, a strategic asset footprint review was launched to establish an asset base with an enduring competitive advantage to ensure the long-term sustainability of ArcelorMittal South Africa. Following this review, a large-scale employee reorganization (over 1000 employees) has been finalized with an additional repricing and rescoping of sub-contractor services expected by the end of the first quarter of 2020. During the first phase of the asset review, it has been agreed to orderly and commercially wind-down the Saldanha Works. The process is progressing according to plan and is anticipated to be largely completed by the end of the first quarter of 2020. The second phase of the Asset Review commenced in November 2019, focusing on Newcastle Works and certain of the long steel products rolling facilities in Pretoria and Vereeniging. The objective of this phase of the review is to sustainably improve these operations’ structural cost position and service offerings. The closure of significant long steel product plants is not anticipated in the near future, and notably, primary steel making operations will continue in the short-term at Newcastle Works, although it will now be focused on primarily serving the domestic and Africa Overland markets. Significant organizational configuration opportunities have been identified to improve both operational effectiveness and controllable cost competitiveness of not only the long steel product business, but that of ArcelorMittal South Africa overall.

•
On December 23, 2019, ArcelorMittal announced that it signed a share purchase agreement with DryLog Ltd ("DryLog") for the sale of a controlling 50% stake in Global Chartering Limited ("Global Chartering"), its wholly owned shipping business, and subsequently formed a 50:50 shipping joint venture with DryLog. Accordingly, ArcelorMittal's remaining 50% interest is accounted for under the equity method. Global Chartering operates 28 dry cargo vessels, which range from Supramax to Cape Size, 25 of which are on long-term leases and have been transferred into the joint venture, with the remaining 3 being owned outright. The joint venture will benefit from the combination of the two businesses respective knowledge and expertise, and ArcelorMittal’s extensive annual cargo commitments, a portion of which will be handled exclusively by this joint venture. It will also benefit from DryLog’s ability to optimize transport solutions and its technical and commercial vessel management expertise. These factors are expected to enable the joint venture to grow its operations and become a significant player in the international shipping industry. The transaction decreases ArcelorMittal’s net debt by $0.5 billion, with a decrease in debt of $0.4 billion at December 31, 2019 (resulting from a derecognition of lease liabilities in this amount) and a further $0.1 billion decrease in early 2020 (following the completion of a sale-and-lease back of the 3 vessels owned by Global Chartering) and is part of ArcelorMittal’s commitment to unlock up to $2 billion of value from its asset portfolio by mid-year 2021. The transaction closed on December 31, 2019. See note 2.3 to the consolidated financial statements for further information.
Recent developments

•
On February 27, 2020, the Mayor of Taranto adopted an order addressed to ArcelorMittal Italia and Ilva related to certain emissions events that appear to have occurred in August 2019 and February 22 and 23, 2020 and that allegedly concern the Taranto plant. The order requires  ArcelorMittal Italia to identify the responsible installations within 30 days, to eliminate any anomalies at such installations causing such emission events within 60 days or, if necessary, to shut down certain installations related to such emissions events. The Mayor of Taranto also alleges that it did not receive adequate responses from the Italian Ministry of the Environment with respect to such emissions events. ArcelorMittal Italia considers the order to be unfounded and will appeal it. Following the order, the Ministry of the Environment requested additional information from the Mayor of Taranto about the events (including the type of emissions and how the events can be connected to the Taranto plant) and has also requested information from certain other industrial companies in Taranto, as to any anomalies, accidents or events that may have occurred on February 22 and 23, 2020. ArcelorMittal Italia  is preparing its responses to the request for information from the Ministry of the Environment, which will also be provided to the Mayor of Taranto.

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
Five key strategic enablers
Critical to implementing this strategy are five key enablers:
A clear license to operate. Many of ArcelorMittal's businesses are located in regions that are in the early stages of economic development. Practically all are resource-intensive. The Company recognizes that it has an obligation to act responsibly towards all stakeholders.  ArcelorMittal's commitment to sustainability is outlined below. See "Item 4.B—Information on the Company—Business overview—Competitive strengths—Sustainable development". Sustainability is a core value that underlies ArcelorMittal's efforts to be both the world’s safest steel and mining company and a responsible environmental steward.
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
The best talent. ArcelorMittal's success will depend on the quality of its people, and its ability to engage, motivate and reward them. As detailed below, the Company is committed to investing in its people and ensuring a strong leadership pipeline. See "Item 6.D—Directors, Senior Management and Employees—Employees—Employee development". It will continue to improve its processes to attract, develop and retain the best talent.
Action 2020 Plan
On February 5, 2016, the Company announced its Action 2020 plan, which represents a strategic roadmap for each of ArcelorMittal’s main business segments. The Action 2020 plan goes over and above the Company’s ongoing management gains plan and seeks to deliver real structural improvements unique to ArcelorMittal’s business. The Action 2020 plan targets to improve the Company’s operating income by $3 billion, absent any recovery in steel spreads and raw materials prices from the levels at the beginning of 2016. The Company is in the fourth year of its five year Action 2020 journey, with ongoing progress achieved in 2019 of $0.7 billion in cost and product mix improvements, partly offset by lower volumes driven by macroeconomic headwinds, for a net improvement of $0.4 billion. The savings achieved in 2019 relate mainly to the transformation program in Europe for optimization of maintenance activities, purchase initiatives, reduction of fuel and energy usage and improvement of yield in several sites. The savings achieved in 2019, together with the improvements achieved up through 2018 takes the cumulative progress to $2.0 billion since 2016, entirely on cost and mix improvements.
Some of the key segment initiatives included in the Action 2020 plan at the time of launch, and which the Company continues to pursue are as follows:

•
Europe: The Company planned to continue its successful asset optimization as an ongoing transformation plan, involving continued optimization, the clustering of finishing sites to remove substantial overhead, centralization of activities (including procurement), improvement of logistics and service and digital transformation. Together with expected higher added value (HAV) mix and volume gains, this targeted delivering a $1 billion improvement in operating income over the period.

•
NAFTA: The downstream footprint optimization in the U.S. was completed with substantial improvements in operating income. The Company continued to ramp-up Calvert to full capacity since 2016. Other projects are expected to boost the HAV mix and generate further improvement.

•
Brazil: The Company planned to execute its value plan and targeted an improvement in sales mix including a recovery of a share of higher margin domestic volumes, improved HAV mix by the end of 2020 and cost improvements.

•
ACIS: The Company planned to continue its strategic focus on operational excellence to deliver volumes that would leverage the new competitive cost base it has in the CIS (following competitive currency devaluation), realize savings in Ukraine at the coke oven battery and execute on the improved competitiveness plan in South Africa with a better mix following restart of coke oven battery and higher PCI usage.

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
Market leader in steel.  ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 112 million tonnes of crude steel for the year ended December 31, 2019. Steel shipments for the year ended December 31, 2019 totaled 84.5 million tonnes.
ArcelorMittal is the largest producer of steel in North and South America and Africa and the fifth largest steel producer in the CIS region. It is also the largest steel producer in the EU, with significant operations in France, Germany, Belgium, Spain, Italy, Luxembourg and Poland. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).
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
A world-class mining business.  ArcelorMittal has a global portfolio of 13 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2019, ArcelorMittal mines produced 57.1 million tonnes of iron ore which supplied 52% of the Company’s iron ore requirements, and also produced 5.5 million tonnes of coking coal and PCI which supplied 12% of the Company’s PCI and metallurgical coal requirements.
The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company has coal mining activities in Kazakhstan and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2019, ArcelorMittal’s iron ore reserves (including 100% of reserves at mines where ArcelorMittal owns less than 100%) were estimated at 4,348 million tonnes run of mine and its total coking coal reserves were estimated at 200 million tonnes run of mine or 102 million wet recoverable tonnes. See “Item 4.D—Information on the Company—Property, plant and equipment—Reserves (iron ore and coal)” for a detailed list of the entities providing reserves and the ownership structure.
The Company’s long-life iron ore and coal reserves provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. The mining business is managed as a separate segment which enhances ArcelorMittal’s ability to optimize capital allocation.
Market-leading automotive steel business. The Company estimates that it has approximately 18% of the worldwide market share for the automotive industry, specifically for flat products as of December 31, 2019.
Long-term contracts add to the stability of the business. ArcelorMittal has built close relationships with its customers, often working with them at the vehicle design stage. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide well-engineered solutions that help make vehicles lighter, safer and more fuel-efficient.
ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. In 2010, ArcelorMittal initiated a development effort of dedicated S-in motion® engineering projects. Its S-in motion® line of solutions (B,C&D car segments, SUV, pick-up trucks, light commercial vehicles, truck cabs, Hybrid vehicles, Battery Electric Vehicles) is a unique offering for the automotive market that respond to OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motion® projects, OEMs can achieve significant weight reduction using the Company's emerging grades solutions such as Fortiform®, the Company's third generation Advanced High Strength Steels ("AHSS") for cold forming, or Usibor® 2000 and Ductibor® 1000, the Company's latest AHSS grades for hot stamping. Further S-in motion® projects for electrical cars in the C segment as well as for the plug-in hybrid C-segment have been completed in 2019. There are multiple specificities for Battery Electric Vehicles: shorter front module, necessity to protect batteries against crash, lowering of the center of gravity, huge additional weight due to batteries etc. All these specificities require to rethink crash management. S-in Motion BEV for SUV is a catalogue of steel solutions adapted to this new type of vehicles. Advanced and especially Ultra high strength steels, innovative press hardened steels, laser welded blanks are especially highlighted as key solutions for an optimal performance (safety/weight). The growth of various types of electric vehicles will impact design and manufacturing. For instance, new large mass batteries change the mass distribution of a vehicle and impact the design and manufacturing of the chassis and wheels. Battery protection provides another example: both battery boxes and body structure have to protect batteries in the event of a crash. For these specific cases, AHSS and especially Ultra High Strength Steels will play a major role. AHSS products are among the most affordable solutions on the market for these specific applications. In a context where the supply of electric vehicles, and especially Battery Electric Vehicles ("BEVs") are expected to grow quickly, new projects have been launched to address these new trends. For further details on the new products under development, see "Item 4.B—Information on the Company—Business overview—Competitive strengths—Research and development”.
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
Research and development. The Company’s Global Research and Development ("R&D") division provides the technical foundation for the sustainability and commercial success of the Company by stimulating innovative thinking and the continuous improvement of products and processes.
ArcelorMittal believes it possesses leading R&D capabilities among steel producers and is committed to maintaining and extending this advantage by anticipating and responding to major technological, sustainability and social trends, while also making a significant contribution towards achieving the Company’s 10 Sustainable Development Outcomes (see “—Sustainable Development” below).

To support this commitment, the Company operates 11 research sites around the world, and in 2019, ArcelorMittal’s R&D expense was $301 million.

Among its R&D initiatives, ArcelorMittal has developed expertise in Lifecycle Analysis ("LCA"), which analyzes the environmental impact of products during their production, use and disposal. In 2019, the Company undertook a total of 27 LCA studies related to steel products and the processes used to produce them, all guided by ISO standard 14040-44.

The Company’s expertise in LCA is an important asset in all of its global markets. For example, LCA is a requirement of Environmental Product Declarations ("EPD") for construction products in Europe, and contributes to increasing the Company’s competitiveness in the construction sector. The Company’s EPDs are reviewed by third parties and validated by the "Institut Bauen und Umwelt", the Institute of Construction and Environment, and are made available via ArcelorMittal Europe’s Constructalia website. The Company is also leading the development of a methodological framework for EPDs in Brazil, where it published its first EPD in 2019.

ArcelorMittal also participates in the Worldsteel LCA expert group and the SOVAMAT initiative (SOcial VAlue of MATerials), an international network of experts on the social and environmental impacts of materials. It is a member of the CIRAIG International Lifecycle Chair, the international reference center for the lifecycle of products, processes and services, and is active in particular in their circular economy working group. It is also a member of the Roundtable for Product Social Metrics.

The Company has developed a Sustainable Innovation ("SI") tool with the ultimate goal to enable researchers to evaluate the contribution of all new products to sustainable development. In 2019, the SI tool has been reviewed by third parties and an interface for industry products has been developed.

ArcelorMittal’s R&D strategy focuses on six main pillars:

Maintaining the competitiveness of the Company’s steel among its unique automotive customer base. R&D continually drives innovation that enables the Company’s strategic focus on higher-added-value products. A key focus is products designed to meet the complex and changing needs of the automotive industry.

ArcelorMittal has developed its S-in motion® range of solutions, which showcase the benefits of Advanced High Strength Steel ("AHSS") grades and manufacturing processes that help automotive customers meet demanding new targets for fuel economy, and thereby drive improvements in CO2 emissions.

In 2020, ArcelorMittal will celebrate the 10th year anniversary of S-in Motion®. This concept has proven to adapt to the evolving needs of the automotive market, with its most recent developments in 2019 including a catalog of solutions for the booming electrified vehicles market. The Company's S-in Motion® projects for Hybrid vehicles, Battery Electric Vehicles ("BEVs") and battery packs are now available for roll out to customers.

The results of the ArcelorMittal S-in motion® BEV study completed in 2019 on a Sports Utility Vehicle demonstrate why steel is expected to remain the dominant auto body metal for the growing electrified vehicle market. Steel will allow original equipment manufacturers to achieve the goals of creating more light weight vehicles with increased driving ranges in a more cost-effective manner. More than ever, steel is the material of choice for automotive customers as it combines the ability to meet stringent expectations for passenger safety with the best price on the market.

With total life cycle emissions of BEVs expected to decrease compared to internal combustion engine vehicles, BEVs’ embedded carbon from metal production and its end-of-life impacts will become increasingly relevant. A comprehensive LCA study encompassing the vehicle’s production and end-of-life phases has been made on the company's S-in motion® BEV. It concludes that while light-weighting still improves BEVs’ life cycle performance, gains in powertrain efficiency will have much greater benefits. The most sensitive aspects of BEVs’ life cycle are the environmental footprint of battery production and that of the electricity grid. Current battery production impacts are greater than those of steel body production. For BEVs to reach legislated CO2 targets, the electricity grid needs to be decarbonized much more quickly. Between 2000 and 2015, the grid decarbonized at a rate of 2%. For large cars to meet CO2 targets, progress will need to triple between 2020 and 2035.

Creating a robust and diverse portfolio of niche non-automotive steel products to serve customers across multiple sectors. Customers in many sectors share the automotive industry’s demand for innovative products and processes. The Company aims to deliver similar breakthrough advances in these sectors by creating differentiated products and unique engineering solutions, all designed to ensure that steel is the customer's material of choice.

ArcelorMittal is developing innovative solutions for the energy segment, both renewable and conventional. It has innovated steel for wind turbines, and its patented anti-corrosion steel coating Magnelis® is used extensively in framing solutions for photovoltaic modules. The Company’s pioneering technology for electrical steels also benefits this market.

Packaging is, in the Company’s view, another important opportunity. ArcelorMittal continues to respond to the need to meet evolving health and safety regulations, to achieve lightweight, cost-saving design, and to develop new functionalities. A major opportunity is also presented by the increasing pressure to reduce packaging made of plastics, as society becomes less and less accepting of packaging that is not in line with sustainable development objectives. With its ability to be recycled and to eliminate hazardous elements, steel is well-positioned to extend its applications in packaging and replace an increasing volume of plastic packaging.

In 2019, R&D launched 11 new products and solutions to accelerate sustainable lifestyles, while also progressing further on 16 such product development programs.

The R&D division also launched 31 products and solutions this year to support sustainable construction, infrastructure and energy generation, while also progressing further on 17 such product development programs.

Fully capitalizing on the capacity of Steligence® - a holistic platform for environmentally-friendly, cost-effective construction - to create higher-added-value products and solutions for the construction market. Construction is one of the key sectors for ArcelorMittal. The Company’s R&D effort is focused on providing higher-added-value products that meet customer needs, including their sustainable development objectives.

In 2018, ArcelorMittal launched Steligence® to highlight the innovations the Company’s steel has to offer in the design and performance of a building, and to support its customers in their use of its products. Steligence® adds value through its holistic approach of helping specialist architectural and engineering disciplines meet the increasing demand for sustainability, flexibility, creativity and cost in high-performance building design by harnessing the credentials of steel through its potential for recyclability and the reduction of materials used.

A key concept within Steligence® is to make buildings easier to assemble and dismantle. As a result, buildings become quicker to construct, leading to significant efficiencies and cost savings while also creating the potential for re-use. This reflects ArcelorMittal’s wider interest in modularization and the potential re-use of steel components - a field it is discussing with customers and in its LCA assessments. The approach is demonstrated in the Company’s planned new Luxembourg headquarters, which has been designed so that nearly all the steel components can be dismantled and re-used in a new building without the need for recycling.

Developing breakthrough process innovations to deliver cost reduction, sustainability benefits to meet current and emerging environmental challenges, and new product development. The creation of unique processes creates value for the Company and its stakeholders by: enhancing the performance of operations through cost efficiency and improved product quality; promoting process-driven product development; and enabling environmental improvements, including carbon reductions and improvements in air, land and water. Process improvements contribute decisively to the future of the Company, both helping to preserve its license to operate and ensuring its financial sustainability through important management gains.

By-products and circular economy. Work in this area includes the re-use of slag as a valuable product for many applications, which reduces waste while avoiding the ecosystem disruption that can result from the extraction of other materials such as natural stone or sand. For example, the Company is making innovative re-use of slag in the following applications: ballast in offshore wind turbine foundations to replace natural ballast; a construction material for building protection walls to reduce noise and dust; a fertilizer source for agriculture; and the potential re-use of slag from furnaces in water filtration and greenhouse gas capture. Other circular economy initiatives include: working on the use of mining tailings as a secondary raw material, either by finding marketable solutions or generating valuable products to be used in-house; and improving the quality of the scrap the Company uses, as well as exploring automated sorting processes for treating scrap.

Improvement in air, land, water. Work in this area includes research in technology for cleaning fumes from stacks, reducing dust diffusive emissions, cleaning water discharges, and solving water scarcity issues.

In 2019, the research on cleaning fumes was extended to investigate a holistic combination of technologies for multipollutant abatement (of dust, SOx, NOx and dioxins) with great success, and significant progress was made on developing improved pleated bags for boosting filters efficiency. Technology on desalination has been implemented at Tubarao, leading to an international award for the most innovative desalination project in 2019 by International Desalination Association. Also in 2019, an industrial demonstrator for waste water from Blast Furnace treatment was launched at Asturias, along with an innovative technology to reduce dust emissions in the chutes transfer with very high efficiency that was validated.

Reductions of carbon emissions and energy use. ArcelorMittal’s global R&D division also continues to research processes to support carbon neutrality and energy efficiency. In 2019, significant progress was made in the concept development and engineering of a full H2 MIDREX direct reduction process, and of a pilot plant in Hamburg for cold electrolysis of iron, which will be operational in 2022. Assessment through simulation and experiments of several CO2 reduction technologies has led to the creation of breakthrough projects that should allow the substantial reduction of blast furnace route CO2 emissions. Meanwhile, the roll-out of in-house developed solutions, such as smart oxygen sensors and innovative combustion control strategies, is enabling incremental reductions in energy and CO2 emissions. See “Item 4.B—Information on the Company— Business overview—Competitive strengths—Sustainable development".

The Company’s Jet Vapor Deposition ("JVD") technology is an example of process-driven product development, which enables advanced steels for industry. The Company introduced its unique JVD line to create a new generation of coated products with improved quality and enhanced functionality (Jetgal® for automotive applications and Jetskin® for industrial applications).

Mining process improvements. Global R&D has developed the capabilities to upgrade and digitalize its systems using satellites, drones, wireless sensors and robots to feed a geographic information system for detailed monitoring of tailings dams, which forms part of the Company’s mining circular economy initiative. In the future, this will be extended to both plants and wildlife, thus helping the Company respond to increasing expectations from stakeholders looking for reassurance that biodiversity hotspots are not negatively impacted by the Company’s mining operations.

Fully capitalizing on opportunities from the digital economy. ArcelorMittal envisages itself as a fully digital enterprise where everything is connected. ArcelorMittal invested early and significantly in automation systems, and for decades the Company has been a pioneer in the introduction and use of artificial neural networks. ArcelorMittal is currently fully committed to a total digital transformation, including significant advances in a number of fields and relies on the secure and reliable performance of its digital technology platforms, information technology systems, continuously updating its security measures to avoid data breaches or data theft (see also “Item 3.D—Key information—Risk factors”). The Company is focusing its efforts on:

•	Global platforms (Big Data, IIoT, Deep Learning developments);

•	Manufacturing digitalization (Production, Quality and Maintenance); and

•	Business digitalization (Procurement, Commercial, Supply Chain, Strategy, Finance).

The Company's global standard platform for Big Data storage and analytics (ARTHUR) and IIoT (DASHIELL) avoids the use of a mosaic of technologies and facilitates the global sharing and rapid implementation of Artificial Intelligence ("AI") models with proven results among all units. This approach makes the Company’s size a key advantage.

In its digital strategy, the Company makes use of solutions that are directly acquired in the market, solutions that are co-developed with technology suppliers, and solutions that are fully developed internally to take advantage of the rich knowledge interfaces the Company has (process, product, AI). This combination leads to performance superiority.

The main driver for digitalization at ArcelorMittal is competitive advantage, with new technologies and especially cutting-edge AI and mathematical optimization tools contributing to ensure:

•
The best product quality, through better prediction using advanced analytics made possible through Big Data and distributed computing. This means production issues can be detected before they happen, enabling adjustments to be made to production parameters to avoid them.

•
Maximizing equipment operational time and avoiding unplanned stoppages via predictive maintenance. The Company is already seeing positive results in several production units in Brazil, Spain and Belgium, and is deploying this solution across the Company.

•
Cost efficiency in production and logistics. For example, R&D has developed a unique, breakthrough technology for line scheduling - inspired by studying and mimicking the movements in ant colonies - that has significantly improved productivity. In addition, the deployment of automated stockyards, linked to line scheduling and transport devices such as autonomous cranes, means less stock is needed and lead times are cut, yielding two major supply chain benefits.

While the implementation of large-scale digital and industry 4.0 projects is challenging in a company of ArcelorMittal’s size, once implemented these projects bring major benefits and value because of the Company’s scale and complexity. The global standard platforms strategy has contributed significantly to this initiative.

ArcelorMittal is also working with leading universities in the USA, Canada, Spain, the UK, Germany, Belgium and France to capture the best scientific expertise and fully industrialize new ideas and emerging academic theories. The Company also establishes partnerships with start-up companies, working on fields such as Big Data analytics, predictive maintenance, supercomputing and manufacturing intelligence. ArcelorMittal’s approach is to work with a broad range of entities, thus maximizing the knowledge transference into its teams, avoiding black-boxes, and increasing its development capabilities. This has led to the development of new algorithms using Big Data technologies that can solve problems in ways that were not possible before, mainly due to limitations in the manipulation of large volumes of data.

Seizing the potential of additive manufacturing. ArcelorMittal sees significant potential in additive manufacturing and 3D printing. For example, within the Company’s operations, it will be possible to ‘print’ spare parts when predictive analytics show that equipment needs replacing, thus reducing disruptions. As 3D technology matures, it will have an increasing impact on the way the Company and its customers do business. ArcelorMittal’s R&D teams are exploring opportunities and partnering in this field.

Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

•
Diversified production process. In 2019, approximately 71.3 million tonnes of crude steel were produced through the basic oxygen furnace process, approximately 16.6 million tonnes through the electric arc furnace process and approximately 1.9 million tonnes of crude steel through the open hearth furnace process. This provides ArcelorMittal with greater flexibility in its raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

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

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. The Company announced the next phase of its Transformation Plan (beyond Action 2020) in March 2019 aiming for further gains through 2023, driven by digitalization, positioning the Company to increase the performance gap compared to competitors in Europe for flat products. In line with its deleveraging focus, it announced in August 2019 that it had identified opportunities to unlock up to $2 billion in value from its asset portfolio over the next two years. In 2019, the Company made progress toward this goal of unlocking $2 billion in value from its asset portfolio with the sale of a 50% stake in Global Chartering Limited, its wholly owned shipping business which will decrease ArcelorMittal's net debt by $0.5 billion, with a $0.4 billion decrease at closing on December 31, 2019 and a further $0.1 billion decrease in early 2020, see "Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2019".
The Company remains focused on achieving its Action 2020 targets, which targeted an improvement in operating income of $3 billion (see “Item 4.B—Information on the Company—Business overview—Business strategy”). In response to an unfavorable market environment, ArcelorMittal reduced production during the second half of 2019 across all geographies in order to address overcapacity and unprofitable volumes. Since market conditions have frustrated the Company’s efforts to increase volumes by the target amount, the Company has identified a further $1 billion of cost improvement plans to be targeted in 2020 as it seeks to achieve the full targets of the Action 2020 plan. Approximately one-third of these incremental savings are expected to come from fixed cost reductions, including purchasing and logistic gains and restructuring (i.e. Saldanha closure in South Africa). The remaining two-thirds of the improvements are targeted variable costs improvements including yield, fuel rate and energy consumption improvements mainly in the U.S. and Europe. Measures implemented as part of the Action 2020 plan resulted in a cumulative operating income benefit of $2.0 billion through the end of 2019.

•
Europe: The transformation program continues to progress well. The gains this year were mainly in the areas of maintenance transformation, procurement and supply chain efficiency gains and optimization of operations. Overall, gains in process and cost improvements were partially offset by lower volumes, driven by difficult market conditions.

•
NAFTA: With the completion of Indiana Harbor optimization in 2018, the gains this year were mainly in the area of operations and procurement with process yields, rejection rates, internal logistics and production planning contributing the bulk of the savings.

•	Brazil: Cost reductions driven by operational excellence program and some footprint actions were the main contributors to the cost savings this year.

•	ACIS: Ukraine continued to benefit from replacement of COB#5 and #6 this year and major restructuring actions were completed in South Africa where the benefits are expected in 2020.

•	Mining: Although the year's performance was impacted by production losses in the Canadian iron ore operations, the business remains focused on service, quality and asset reliability.

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
In recent years, the Company has focused on improving its costs through its Action 2020 program and non-core asset disposals as well as conducting some strategic M&A activity. In 2018, the Company completed the acquisition of AMSF in Brazil and the acquisition of ArcelorMittal Italia in Italy and in 2019 the Company completed the acquisition of AMNS India through a joint venture with NSC. See "Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2019" for further information.

Sustainable development.

ArcelorMittal recognizes the important contribution its products and processes make to Sustainable Development (“SD”) and aims to ensure that its steels are the material of choice in the transition towards a circular and low-carbon economy. This means preparing for and responding to the most significant long-term environmental and social trends that are transforming the context in which the Company operates. These include sector-focused decarbonization ambitions aligned with the Paris Agreement, the transformation of society towards a circular economy and the growing demand from customers for adherence to sustainability standards from their entire supply chains, from mine sites to delivery of products.

The Company’s SD framework, launched in 2015, sets out the 10 SD outcomes it needs to achieve in order to protect and grow long-term value for its stakeholders. These outcomes are aligned with, and aim to contribute to, many of the United Nation’s Sustainable Development Goals (“SDGs"). Details of the relationship between the 10 SD outcomes and the SDGs are included in the reporting index to ArcelorMittal's Integrated Annual Review 2018, which is available on the Company's website. The outcomes provide the basis for engaging the Company’s workforce on SD issues, and support the development, management and reporting of sustainability across its operations.

ArcelorMittal's 10 SD Outcomes:
1	Safe, healthy, quality working lives for ArcelorMittal’s people
2	Products that accelerate more sustainable lifestyles
3	Products that create sustainable infrastructure
4	Efficient use of resources and high recycling rates
5	Trusted user of air, land and water
6	Responsible energy user that helps create a lower-carbon future
7	Supply chains that ArcelorMittal’s customers trust
8	Active and welcomed member of the community
9	A pipeline of talented scientists and engineers for tomorrow
10	ArcelorMittal’s contribution to society measured, shared and valued

To drive its goal of inventing smarter steels for a better world, the Company recognizes the value in creating an integrated marketing offer that combines many aspects of these 10 SD outcomes. These include being the supplier of choice for innovative products while maintaining steel and mine sites that operate to standards that meet and exceed the sustainability expectations of customers and investors. This is at the heart of the Company’s approach to SD.

ArcelorMittal listens carefully to stakeholders, both locally and globally, and recognizes a trend of rising expectations among stakeholders regarding local community issues as well as the global transition toward a circular economy and the steel industry’s critical role within it. The Company assesses stakeholder trust to be a key value driver, and accordingly adopts a Board-led strategic approach to deepening trust through stakeholder engagement.

Integration of SD into the business is therefore essential for ArcelorMittal to achieve long-term value for its shareholders and other stakeholders while maintaining a profitable market share. Over the last four years since the Company launched the 10 SD outcomes in 2015, it has been integrating them into the business, beginning at the site level by explaining the need for integrating SD into planning and reporting of results. In 2018, the Company’s Board of Directors established the Appointments, Remuneration & Corporate Governance and Sustainability Committee of the Board (the "ARCGS"), an expansion of the previous Appointments, Remuneration & Corporate Governance Committee, which monitors the performance of corporate functions and business segments against the 10 SD outcomes pursuant to the five management themes discussed below. This integration of SD was fully embedded in 2019 with the implementation of theme dashboards and quarterly reporting from local sites to the board-level.

The ARCGS organizes its governance of SD through five management themes, which helps deepen the Company’s strategic approach towards each one.

The themes (and the relevant SD outcomes to which they relate) are:

Management Theme		Relevant SD Outcome
1	Safety	1
2	Climate change	6
3	Customer reassurance	7
4	Environment	4, 5
5	Social	1, 8, 9, 10

The ARCGS's oversight underpins the Company’s strategy to ensure that both corporate functions and business segments contribute to achieving the 10 SD outcomes with the following elements:

•
Each business segment, acting on its understanding of SD trends and through its engagement with stakeholders, develops a plan in pursuit of the 10 SD outcomes as a priority, with a set of key performance indicators (“KPIs") established against which they must report quarterly to the ARCGS committee;

•
Corporate functions lead on key areas including: progress towards low-carbon steelmaking, innovating steel solutions and steelmaking technologies with a positive SD impact, and developing a ‘mine to metal’ chain of assurance against multi-stakeholder environmental and social standards; and

•	A robust articulation of the Company's approach and progress through clear narrative and transparent, third-party assured reporting.

The Company is committed to transparency as evidenced by the comprehensive SD disclosures made in the Integrated Annual Review and Factbook each year, and by the publication of its first stand-alone Climate Action Report in May 2019, which serves as the Company’s response to the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”).

The Company now sees the need to go beyond transparency and invest in stakeholder dialogue by leading collaborative conversations with stakeholders on climate action and multi-stakeholder standard setting processes and certification for both steel sites and mines (see “Management Theme #3: Customer reassurance" below).

The Company’s management of SD is summarized along the five management themes in the following pages.

Management Theme #1: Safety
ArcelorMittal's employees are essential to its ambition to build a high-performing organization. The Company wants all its employees to be safe and healthy, committed to ArcelorMittal's success and to act with integrity in everything they do. ArcelorMittal aims to build an inclusive culture in which diversity is valued, and every individual is respected and their potential developed. Safety is the number one priority.

Safety

The Company-wide safety program, “Journey to Zero”, was introduced in 2007. It aims to achieve zero fatalities and severe lost-time injuries by creating a culture of shared vigilance in which risks and hazards are understood and monitored, best practices are shared, and appropriate action is taken at every level. The Company's remuneration policy links 10% of the bonuses of its leadership - from managers to the CEO - to safety KPIs (i.e., fatalities, LTIFR (defined below), PSIF (defined below)) in the business where he or she works, where relevant. The Company works with trade unions to drive safety improvements through a global partnership, which includes joint local Health and Safety Committees at every production unit and a Global Health and Safety Committee (“GHSC”) which is made up of representatives from both the trade union IndustriALL and union members from ArcelorMittal, together with senior ArcelorMittal managers. This is supported internally by the ArcelorMittal Health and Safety Council.

It is with deep regret that the Company reported 21 fatalities during 2019, including 12 in steel and 9 in mining operations. Any fatality is a cause of great distress to families, friends, ArcelorMittal's leadership and the entire workforce. The Company's leadership is driving a campaign to ensure that a culture of vigilance and mutual accountability, in which every individual takes responsibility for their own actions, and the actions of those around them, prevails everywhere it operates. ArcelorMittal recognizes that, more than improving its performance against LTIFR (as defined below), it must work harder to ensure that its safety culture prevents fatalities and serious incidents. During the year, the Company implemented the following measures:

•
The Safety Leadership program in CIS (Ukraine and Kazakhstan), training the top 100 managers and creating the key platform from which to roll out Take Care! training in the region. This program aims at developing the skills of middle and upper management to influence people's safety behavior and improve the safety culture within their teams. It has been successfully implemented over the past three years across ArcelorMittal’s European operations and long operations in Latin America, where it entered into phase two in 2019;

•	Strengthened health and safety policy on working at heights;

•	Improved detection, recording, and understanding of hazards and risks through PSIFs in order to prevent severe incidents;

•
Improved safety leadership practices, supported by the continuation of the Target 21 Safety Leadership Program, where managers undertake safety training through 21 days of 5-minute e-learning sessions ;

•	Improved communications internally across the workforce using social media techniques; and

•	Sharing lessons within the steel industry through the Company's participation in the Worldsteel Association.

The lost-time injury frequency rate ("LTIFR") for the Company, defined as the number of injuries per million hours worked that result in employees or contractors taking time off work, was at 0.75 (1.21 including ArcelorMittal Italia) in 2019 compared with 0.69 in 2018 (0.73 including ArcelorMittal Italia for the last two months of 2018). The industry average was 0.84 incidents per million hours worked in 2018, according to the Worldsteel Association. For comparison, ArcelorMittal recorded an LTIFR of 3.1 incidents per million hours worked in 2007, the year after the Company's formation.

The table below shows the LTIFR by segment for the years ended December 31, 2019 and 2018:

	For the year ended December 31,
Lost time injury frequency rate	2019	2018
Mining	0.97	0.61

NAFTA	0.58	0.53
Brazil	0.36	0.36
Europe	1.00*	0.93*
ACIS	0.69	0.61
Total Steel	0.73*	0.70*
Total (Steel and Mining)	0.75*	0.69*
ArcelorMittal Italia	11.13	8.20
Total (Steel and Mining) including ArcelorMittal Italia	1.21	0.73
*Data does not include the LTIFR for Ilva (subsequently renamed ArcelorMittal Italia) which was acquired on November 1, 2018.

Improving workers’ ability to monitor and analyze potential severe injuries and fatalities (“PSIF"s) is also a key focus, as it provides a deeper understanding of how safety incidents can arise and therefore be avoided. Results show that sites with no fatalities proactively detect and manage twice as many PSIFs as sites that have one or more. The volume of proactive PSIFs logged across the Company has increased more than five times since 2016, and more than 3,500 situations have been proactively detected and addressed this year, a 29% increase in 2019 as compared to 2018. In addition, the Company is specifically focusing on improving the quality of its analysis and actions, including by sharing best practices across the Company, which has been further facilitated this year through the use of the intra-organization, social networking online tool Yammer.

PSIF is now a KPI for the Company and, alongside fatalities and LTIFR, is reported monthly to leadership as part of the governance process. Health and safety is reviewed by the GHSC and overseen by the ARCGS, which meets quarterly. When a fatality occurs, all levels of management are informed of the circumstances and the incident is subject to a comprehensive review process. The Company supports sites where fatalities have occurred to ensure stronger alignment between Group-level safety strategy and site-level implementation.

Health

ArcelorMittal takes a proactive approach to the health of employees and communities by partnering with local stakeholders on initiatives which raise the level of discourse on environmental matters and their effects on health from stakeholder sentiment to more empirical and technical debates necessary to find a solution to this complex issue.

For example, ArcelorMittal Tubarão signed a cooperation agreement in 2018 worth R$3.9 million with the State of Espírito Santo Federal University (UFES) to support their study to identify the relationship between pollutants and asthma cases in Vitoria, Brazil. For the next three years, 20 engineering and health specialists from UFES in Vitoria, will develop an unprecedented study in Brazil through which they will identify which pollutants, from particulate matters and gases, most influence the intensifying of asthma symptoms in children and adolescents with a goal to generate knowledge and information to guide other regulatory agencies in establishing maximum pollution limits tolerable for the population, thus helping to determine prevention policies based on qualitative data. This is significant because ArcelorMittal Tubarão is supporting research methods using primary data, genetics testing and air quality testing in subjects' homes and will build trust with its stakeholders by demonstrating it takes air pollution seriously.

Management Theme #2: Climate change
ArcelorMittal is committed to the objectives of the Paris Agreement and to keeping the global temperature increase to well below 2°C. The Company’s ambition is to be carbon neutral in Europe by 2050 and to significantly reduce its carbon emissions globally. In 2019, in response to growing investor and customer expectations, and to align with and exceed the recommendations of the TCFD, the Company published its first Climate Action Report. To achieve this goal, the Company is building a strategic roadmap linked to the evolution of public policy and developments in low-emissions steelmaking technologies. A target to 2030 will be launched in 2020, replacing the Company’s current target of an 8% carbon footprint reduction by 2020, against a 2007 baseline.

Subsequently, in December 2019 ArcelorMittal Europe announced a CO2 roadmap to reduce emissions by 30% by 2030. The target is in line with an ambition announced in May last year, to be carbon neutral in Europe by 2050.

The Company sees the low-carbon transition as presenting significant opportunities as steel will remain a vital material in the application of new industrial technologies and the transition of the energy, transport and packaging industries, and the future construction sector. ArcelorMittal develops innovative products and processes that help its customers reduce their carbon footprint in all these sectors, including S-in motion® for automotive, Steligence® for the built environment, and glass-granulated blast furnace slag as a low carbon alternative for use in place of Portland cement.

The Company views steel as having many advantages in a decarbonizing world in which demand for materials will continue to grow. Steel is 100% recyclable without quality loss, and in many applications, it is a lower-carbon alternative over its lifecycle than other materials such as aluminum and concrete. However, modeling shows that global stocks of scrap will be insufficient to meet global demand for steel from secondary, recycled sources for many decades to come, so the world will continue to rely on primary steelmaking for decades to come. Existing iron and steelmaking processes are carbon intensive, and therefore the route to decarbonizing steel will be through developing new low-emissions technologies. The Company has identified three pathways to achieving this:

•
Clean power used as the energy source for hydrogen-based ironmaking and, in the longer term, for direct electrolysis ironmaking, and also as a contributor to other low-emissions technologies. The Company is building a demonstration plant in Hamburg, called H2Hamburg, which will reduce iron ore with hydrogen. It is also collaborating with 11 partners on a project called Siderwin to build a three-meter industrial cell which will test iron ore reduction via electrolysis in Maizières, France.

•
Circular carbon energy sources, including bio-based and plastic wastes from municipal and industrial sources and agricultural and forestry residues. Through a process called Torero, ArcelorMittal will reduce iron ore with waste carbon rather than fossil fuel coal in a demonstration plant in Ghent, Belgium. Meanwhile, the Company’s campus in Dunkirk, France is piloting the IGAR (Injection de Gaz Réformé) project which reforms carbon from the blast furnace, converting it into a synthetic gas to reduce iron ore.

•
Fossil fuels with carbon capture and storage (“CCS”) enabling the continued use of existing iron and steelmaking processes while transforming them to a low-emissions pathway. The Carbon2Value process captures fossil fuel carbon for storage or re-use. The Group's Carbalyst® project, in partnership with LanzaTech, will capture carbon gas and recycle it into chemicals. Pilot plants for both technologies are under construction at the Company’s plant in Ghent, Belgium. Investment in Carbalyst® started in 2018 and is expected to be completed in 2021. the technology will capture approximately 15% of available waste gases at the demonstration plant and convert them into 80 million litres of ethanol annually.

These pathways could all lead to low-emissions steelmaking. However, they pose significant challenges in terms of new technology, expanded clean energy infrastructure and infrastructure for the transport and storage of CO2. All three also lead to structurally higher costs of steelmaking and therefore, for them to become a reality, significant policy support is required.

Through its innovative low-emissions steelmaking program (which is a multi-year budget covering the Company’s low-carbon development and demonstration program with partners, aimed at building industrial pilots and demonstrations and is additional to its annual R&D expenditure), ArcelorMittal is actively testing technologies across each of these three pathways, and developing a broad portfolio of breakthrough low-carbon steelmaking processes. The Company believes that these initiatives present significant opportunities for the decarbonization of steelmaking provided the correct regulatory and investment environment exists.

In the medium term, ArcelorMittal is developing an emissions reduction roadmap to support a new global 2030 carbon target alongside its European target. However, ArcelorMittal has also identified that its most substantial climate-related risk stems from a policy environment that does not enable the industry to cover the higher structural costs that new low-emissions technologies bring.

The Company’s most significant policy work is on the need for a global framework to create a level playing field and avoid the risk of carbon leakage. For example, carbon border adjustments would ensure that steelmakers bearing the structurally higher capital and operating costs of low-emissions technology could compete with imports from steelmakers with higher emissions. The Company is advocating a green border adjustment in the new European Green Deal so that Phase 4 of the EU Emissions Trading Scheme (ETS), which requires a substantial reduction in the carbon intensity of European steel, does not result in carbon emissions being effectively exported from the EU to steelmakers with higher emissions in regions where carbon regulations are less stringent.

ArcelorMittal is also actively engaging in analyzes, with customers, investors, policymakers and global think tanks, on what policy mechanisms could be created to make low-emissions steelmaking more competitive. For example, the Company has been collaborating with the Energy Transitions Commission’s Mission Possible initiative on pursuing net-zero carbon emissions from harder-to-abate sectors, and with the Science-Based Targets initiative (“SBTi”) on the steel sector decarbonization approach. ArcelorMittal has also been driving multi-stakeholder efforts through ResponsibleSteel™ to develop standards on greenhouse gas emissions (“GHG”) for steel (see “—Management Theme #3: Customer Reassurance” below).

Other global policy recommendations are:

•
Access to abundant and affordable clean energy. Policies giving the steel industry access to abundant and affordable renewable electricity will be key to scaling up the clean power pathway. For acceleration of the circular carbon pathway, the steel industry requires priority access to biomass and waste.

•
Facilitating necessary energy infrastructure. In addition to abundant renewable electricity, policies to support investments in hydrogen infrastructure will be needed to advance large-scale hydrogen-based processes. Similarly, for the fossil fuels with CCS pathway, policies are also important to enable and accelerate the development of carbon transport and storage infrastructure and services.

•
Access to sustainable finance for low-emissions steelmaking. The scale of the challenge requires an acceleration of technology development and roll out. Breakthrough steelmaking technologies need to be identified as a key priority area for public funding.

•
Accelerate transition to a circular economy. Materials policy should divert waste streams from landfill and incineration. It should focus on driving recycling and reuse of all waste streams and incentivize the use of waste streams as inputs in manufacturing processes. It should reward products for their reusability and recyclability.

In addition to new technologies and policy work, ArcelorMittal’s low emissions strategy focuses on energy efficiency in its existing steelmaking operations across the globe, and on expanding opportunities for further steel production using end-of-life scrap. Each year, the Company’s Investment Allocation Committee (“IAC”) approves a number of capital investments that will bring significant energy and carbon efficiency improvements, enabling the Company to meet its medium-term emissions reduction targets. In 2019, the ArcelorMittal’s IAC has allocated a total of $711 million to 25 projects with energy and/or carbon benefits to be spent in the next years.

For the third consecutive year, ArcelorMittal has won the Steelie Award for excellence in sustainability in recognition of the Company’s publication of the steel sector’s first Climate Action report. Announced at the Worldsteel Association’s annual meeting in Monterrey, Mexico, the award distinguishes the Company’s industry leadership on sustainability amid the growing pressure steel companies are facing to outline their approach to reducing carbon emissions.

Management Theme #3: Customer reassurance

The Company envisions the momentum behind supply chain accountability continuing to grow, with a particular focus on mined raw materials. Consumer-facing brands want to demonstrate responsible sourcing, and customers are joining together to demand, and validate, higher standards in their supply chains, driven by their own due diligence processes. This is expressed through growing demand from the Company's customers for reassurance on environmental and social standards. As a result, ArcelorMittal regards supply chain certification and reassurance as a vital commercial opportunity to forge closer links with customers and believes that taking a leading role in multi-stakeholder engagement is one of the most effective ways to achieve results. It is working with peers in the steel and mining industries, and with other stakeholders, to advance the development of new third-party standards.

To establish a single, global standard for the entire ‘mine-to-metal’ steel value chain, and in response to the strong trend of rising assurance expectations from customers, ArcelorMittal has been playing a leading role in developing ResponsibleSteel™ since 2015. ResponsibleSteel™ is the steel industry’s only global multi-stakeholder certification initiative, which has 40 members including steel producers, mining companies, NGOs, steel-consuming customers, financial institutions, and industry bodies. It enables steel producers to prove their production processes and products meet rigorously defined standards across a broad range of social, environmental and ethical criteria. It also improves responsible sourcing of the raw materials used in steelmaking and reduces supply-chain risk.

In November 2019, following a robust accreditation process, ResponsibleSteel™ launched its first site certification standard. The standard presents 12 principles underpinned by over 50 criteria and over 200 auditable requirements, addressing: health and safety, human rights, local communities, biodiversity and GHG among other sustainability and assurance issues. In 2020, a full product certification standard will follow, which will also cover the mining of raw materials before they arrive on site, and the full chain of custody from mine to site to final customer.

ArcelorMittal has carried out readiness assessments against the ResponsibleSteel™ site standard across nearly all its European flat products production sites with positive results. It is currently working on a site assessment and verification plan and is on track to seek certification for its European Flat sites next year. ArcelorMittal believes that its leading role in the development of ResponsibleSteel™, and its commitment to achieve certification in 2020, will enable the Company to improve customer relations, increase market share among customers already seeking certification, and create demand for certified products.

ArcelorMittal also plays a leading role in the wider movement towards establishing social and environmental standards for mining that stakeholders recognize and value. As a member of the IRMA (the Initiative for Responsible Mining Assurance) steering committee, ArcelorMittal participates in the multi-stakeholder expert panels shaping its standards. Another example is its commitment to the Mining Association of Canada’s Towards Sustainable Mining initiative at its mines in Canada, which helps the Company to monitor and improve performance and customer reassurance.

The Company is also a member of a multi-stakeholder collaboration on sustainable tin production in Indonesia, the Tin Working Group.

The Company engages directly on responsible supply chain issues with customers from the automotive, rail and other sectors, including construction, household goods and packaging, as well as with initiatives used by customers to share their processes for assessing supply chain risk, such as DRIVE Sustainability, Electronic Industry Citizen Coalition, Railsponsible, EcoVadis and the Green Building Council.

Alongside these multi-stakeholder, customer-focused initiatives, the Company is committed to driving standards in its own supply chain. Since 2011, the Company’s Code for Responsible Sourcing has set out minimum standards for its suppliers and described how it will work with suppliers to achieve them. In 2018, the Company continued to ask all new global suppliers to sign the Code and surveyed key suppliers for their implementation of the Code. At the same time, it reinforced its risk mapping analyses, with particular reference to its raw material suppliers. This process aims to identify social and environmental areas of concern, and the key hotspots for further due diligence; the Company is developing action plans where these are needed. It also identifies those suppliers which have the potential to take part in certification schemes in the future.

Overall, the Company is shaping its supplier process to be better aligned to the Organization for Economic Co-operation and Development (“OECD”) guidelines on due diligence on supply chains, in particular for conflict minerals, which reflect continued concern that some conflicts around the world are being financed by the trade in minerals such as tin, tantalum, tungsten and gold. From a portfolio of more than 2,000 steel products, only a very limited number of ArcelorMittal products contain tin and tungsten, which are necessary for the functionality or production of certain products. The Company also publishes a Special Disclosure Report in compliance with the US Dodd Frank Act Section 1502, and is preparing to meet the requirements of the EU's new conflict minerals regulation.

Management Theme #4: Environment

Behind the SDGs to which ArcelorMittal is committed, is a vision of progress that leaves no-one behind. The Company therefore focuses on making steel in ways that work for society, without creating harmful carbon footprints (as discussed in “Management Theme #2: Climate Change" above), or other negative environmental impacts. The Company aims to meet stakeholders’ expectations around the use of shared resources, particularly natural capital in the form of air, land and water. Operating transparently and responsibly in these areas is essential for retaining stakeholders’ trust.

The Company continues to make significant environmental investments, and in 2019, ArcelorMittal’s IAC has approved a total of 38 projects with environmental benefits totalling $692 million.

Some of the challenges affecting air, land and water are global in nature, and ArcelorMittal engages in multi-stakeholder forums aimed at addressing them. Where the issues and the means of addressing them are local, country managers engage with stakeholders at every level, including site-by-site. Before developing any new mine or steel plant, the Company carries out detailed environmental impact assessments, and establishes an environmental management plan. At all existing production sites, it monitors air, water, energy and residue data, and publishes data annually in its Integrated Annual Review and country level sustainability reports, of which 12 were published in 2019.

The Company monitors regulatory developments and aims to be fully compliant with regulatory standards. See “Item 4.B—Information on the Company Business overview—Government regulations". The Company also aims to listen to concerns wherever they are raised, and to respond appropriately, including by acknowledging where its standards have fallen short. In 2019, the Company’s focus on responding to environmental issues was centered on addressing air quality concerns, managing tailing storage facilities and tailings transition plans, improving land use and biodiversity and responsible water use, as further discussed below.

Addressing air quality concerns

In 2019, the Company’s investments in environmental improvements included 16 projects to improve air quality. ArcelorMittal understands that air quality is among the most salient issues for the communities around its operations. It is also a continuing focus for regulators, and the Company’s goal is to comply fully with regulatory standards. Although the specific sources of pollutants, particularly in urban and industrial areas, are not always identifiable, the Company aims to listen to concerns wherever they are raised, and to respond appropriately. The Company also continues to make significant environmental investments that address air quality.

In 2019, the following sites raised particular air quality concerns, which were addressed by the Company:

Fos-sur-Mer (France)

In Fos-sur-Mer (France), ArcelorMittal acknowledges stakeholder concerns and historic regulatory non-compliance around emissions from the coke plant. Between 2012 and 2017, the Company invested €100 million in the site, and succeeded in reducing dust emissions by 50%, dioxins by 70%, and sulphur dioxide by 50%. After a further investment of €130 million in the coke plant over 2012-2018, and substantive work completed in 2019, the coke ovens are now compliant. Investment will continue with an additional €100 million by 2023 to reduce environmental impact by a further 30%. Moreover, on public health issues, ArcelorMittal supports scientific studies to establish an accurate measure of air quality, its sources and its implications for health.

Krivyi Rih (Ukraine)

The Company is also responding to concerns raised by local stakeholders in Ukraine and Kazakhstan. In Ukraine, over 14 years of operating in Krivyi Rih, the Company has invested $4.4 billion (2006-2018) in production processes which resulted not only in improving the Company’s competitiveness but also reduced environmental footprint: waste water discharge was reduced by 81% and dust emissions by 48%.

ArcelorMittal Kryvyi Rih's strategy to further reduce their environmental impact from dust covers all the main types of production - mining, coke, steelmaking, rolling and sintering. The latter is of key importance, since it accounts for about 75% of the plant's total dust emissions. The Company is planning to build a pellet plant to replace the sinter plant at the steel production site and sinter plant number 1 at the mining production site, as well as modernizing sinter plant number 2 at the mining production site. As a result of these investments, dust emissions will be reduced by about 79% within the sinter plant area and 43% across the whole site between 2018 and 2024.

In addition, to further reduce emissions, ArcelorMittal Kryvyi Rih applied an innovative method of repairing coke oven batteries. The method is based on ceramic welding of deep cracks with subsequent injection of powder mixtures to seal small cracks in the refractory brickwork of coke ovens. Such method to reduce dust emissions is already being used in Europe, but is being implemented for the first time in Ukraine. The Company is also planning construction of two continuous casting machines and the new rolling mill which will further reduce the environmental footprint of the operations.

Kazakhstan

In Kazakhstan, where emissions and their impact on air quality is the most pressing concern for local communities, ArcelorMittal has built a comprehensive environmental plan with local stakeholders. As part of this plan, in 2018, the Company announced a $198 million environmental investment program. The projects in its scope will result in a series of incremental performance improvements throughout the investment plan’s implementation period to 2025. The program is focused on removing dust from a range of facilities including the lime plant, the coke shop and related processes, the sinter plant, the steel shop, blast furnace 2 and its associated storage area.

ArcelorMittal Italia
ArcelorMittal Italia, has undertaken an ambitious environmental engineering project at its Taranto site: creating the world’s largest suite of primary raw materials coverage yards. Work on the iron ore yard coverage was completed in late 2019 and it will play a key role in reducing diffused dust dispersion towards the city, particularly in the Tamburi district. The coke yard coverage is expected to be completed in May 2020. Another key milestone will be the coverage of the coal yard. Each structure is made up of six arches which collectively use around 22,000 tonnes of steel pipes produced by ArcelorMittal. With a height of 77 meters, the equivalent of an 18-floor building, and a length of 476 meters and a width of 254 meters, equal to around 17 professional-sized football pitches. The ongoing work and the scope of the environmental plan is subject to ongoing negotiations with the Commissioners for a new industrial plan for ArcelorMittal Italia. For further information, see “Item 4.A—Key transactions and events in 2019—ArcelorMittal Italia acquisition and subsequent events”.

Managing tailings storage facilities

The stability of tailings dams is a risk that every mining company faces and managing them carefully to ensure they are structurally sound is a vital aspect of ArcelorMittal’s responsibility as a mining company. The tragedy of the Vale-owned Feijão dam failure prompted all mining companies to examine the monitoring systems at their tailings storage facilities (“TSFs"). ArcelorMittal has 24 TSFs, which include dry stack and in-pit disposal, of which 19 are active, 5 are dormant.

The Company employs a strong governance model based on the Mining Association of Canada’s (“MAC”) guidelines for TSFs. Its global tailings stewardship program employs three types of audits: in-house at site level, in-house at corporate level and an entirely independent audit, which are benchmarked against international guidelines of Australian National Committee on Large Dams ("ANCOLD"), MAC and Canadian Dam Association ("CDA").

ArcelorMittal’s Serra Azul mine has been dormant since 2012 and the Company had commenced reclamation to re-process tailings through the concentrator in January 2019. In February 2019, following stress tests on the Serra Azul dam model safety factors, the Company decided to evacuate the local community downstream of the dam as a precaution, enabling the Company to carry out further testing and safely implement any mitigation measures.

Mining operations were simultaneously suspended but were recommenced on March 18, 2019. Following an update of the theoretical dam break analysis, and adopting the most conservative assumptions, the potential area of impact has been expanded, in order to keep a greater margin of safety.  In response, ArcelorMittal relocated 23 families from two communities to temporary homes as a precautionary measure. Monthly emergency payments have been made to the relocated families as well as to people who lost access to their land - in total 149 families have been directly impacted. For safety reasons, access to the evacuated area continues to be restricted and controlled according to guidance from local authorities.

ArcelorMittal is employing continuous 24/7 monitoring of the tailings storage facility via radar, accelerometers, piezometers and imaging, and is currently reviewing its approach to safely deconstructing the Serra Azul TSF.

The Company is working on potential application of non-wet or reduced moisture tailings disposal methodologies such as thickened, paste, dry stack and in-pit tailings options where appropriate. This approach is already in use in Mexico, Brazil and Quebec iron ore mines.

Improving land use and biodiversity

ArcelorMittal aims to practice good land use management, and to protect biodiversity in the environments where it operates, including through partnerships with local environmental organizations and others to improve and research local biodiversity.

Mining is a key focus both in terms of responsible land management and biodiversity.

In Liberia, the Company operates a Biodiversity Conservation Program (“BCP”) to address the damage caused by agriculture and mining.

ArcelorMittal’s Liberian mines are set in Nimba County, surrounded by both mountain and lowland rainforest. ArcelorMittal’s mining area consists of approximately 51,000 hectares in Nimba County, representing less than 1% of the total forest. The Nimba Mountains are renowned for their biodiversity but have been damaged by agricultural practices and overhunting.

Launched in 2011, the BCP is the Company’s approach to developing sustainable forest management throughout the area. Through the BCP, the Company is partnering with authorities and communities to create a healthy ecosystem and sustainable livelihoods across the region. The Company spent almost $2 million on the BCP program in the last three years and its achievements include training 1,000 farmers in conservation agriculture, retraining 50 hunters as front-line conservationists and replanting trees in Tokedeh and Gangra.

The impact of the Company’s steelmaking activities on biodiversity can be less apparent than mining, given that most steel operations are located in urban areas. Nonetheless, ArcelorMittal runs a range of programs aimed at protecting and enhancing ecosystems. For example, ArcelorMittal Tubarão has implemented a green belt around the plant, housing about 2.6 million trees and shrubs and eight different permanent preservation areas, with lagoons, swamps, mangroves, and beaches. In partnership with the Capixaba Institute for Research, Technical Assistance and Rural Extension (Incaper), ArcelorMittal Tubarão is currently conducting research to improve the diversity of flora and fauna in its green project. Another example is ArcelorMittal Mediterranee which works with the bureau d’étude écologique Eco-Med to manage close to 450 hectares of protected natural spaces within its Fos-sur-Mer site.

Responsible water use

Water is a vital resource to the Company and its stakeholders, and ArcelorMittal aims to be responsible both in the amount of water it consumes, and in the quality of the water discharged by its sites into the environment. Its work in the area is aligned to the UN's SDG 6 (Clean water and sanitation), with particular reference to the target 6.3 on water recycling, target 6.4 on water efficiency, and target 6.5 on water management.

The Company's net water use in steelmaking, defined as the difference between the water it withdraws and the water discharged, is measured, monitored and managed at each site by a dedicated team. In general, steel plants treat and recycle the same intake of water repeatedly, losing water only through evaporation. Water withdrawn from groundwater sources makes up less than 1% of the Company's water intake. Water treatment facilities play a vital role in managing the Company’s emissions to water, and in improving the water efficiency of its operations.

Unlike reducing carbon emissions, which is a global challenge, water use is a more localized issue. Where freshwater is scarce, or when there is a drought, the Company works with local municipal and water authorities to explore the best sources for water, including seawater, rainwater and wastewater from water treatment plants. When issues occur, ArcelorMittal aims to act swiftly and co-operatively with local authorities.

In August 2019, ArcelorMittal Burns Harbor experienced a failure at the pump station for the blast furnace process water recycle system, which is believed to have contributed to the reported excess of Ammonia-N and cyanide at two outfalls and impacted aquatic wildlife near those outfalls. ArcelorMittal Burns Harbor has continued daily sampling for cyanide and ammonia and other regulated pollutants. The results are provided to the state regulatory authority responsible for water issues.  The Company believes the circumstances leading up to the station failure were unique and it continues to investigate the station failure and related water concerns in coordination with regulatory authorities to understand what happened and to implement measures designed to prevent recurrence.

ArcelorMittal Burns Harbor has two permits which impose monitoring requirements and establish certain limits for pollutants regulated under those permits. Any surpassing of limits or other violations of permit requirements are reported to the state water authority. While any instance of non-compliance is concerning, the Company does not believe that the reported non-compliance with the permit requirements in any way reflect systemic issues. Any instances of non-compliance are investigated, and appropriate actions are taken in response. Governmental authorities are tasked with responding to non-compliance with permits in the way they deem appropriate in response to the reported information. For further information, see note 9.3 to the consolidated financial statements.

Recognizing the importance of water within our business and our communities, the Company continued its leadership role in Sustain Our Great Lakes ("SOGL") in 2019, a public-private partnership with the National Fish and Wildlife Foundation ("NFWF"), U.S. EPA, U.S. Fish and Wildlife Service, U.S.D.A. Forest Service, the National Oceanic and Atmospheric Administration, and U.S.D.A. Natural Resources Conservation Service. SOGL’s mission is to restore and protect fish, wildlife and habitat throughout the basin by leveraging funding, building conservation capacity and focusing partners and their resources on key ecological issues. Since 2006, the program has awarded 337 grants totaling nearly $81 million, which when combined with $93.5 million in grantee match, has resulted in a total conservation investment of more than $174.5 million in the region.

The Company seeks to improve water use and the quality of effluent discharge at its mine sites and conducts regular water quality monitoring as standard at all operations. Run-off from the Company's mining operations is treated either chemically or through sediment control dams and tested before being released into surface water bodies or reused elsewhere at the mine. Where possible, water is reused for processing, for example, as part of the cooling process during pellet production. At AMMC, a multi-year holistic water management project aimed at controlling the surface effluents on the waste rock piles and to achieve compliance with federal regulations is ongoing. This consists of the construction of collector ditches on the perimeter of the waste rock piles and the installation of temporary and permanent water treatment units in Mont Wright and Fire-Lake.

ArcelorMittal Brasil has one of the highest rates of water recirculation amongst Brazilian steelmakers, of approximately 98%. Between 2015 and 2017, ArcelorMittal Mineração Serra Azul managed to reduce its water intake by more than 50%, from efficiencies in both the mining and processing stages. The plant’s water resource management from ArcelorMittal Mineração Serra Azul provides high rates of water recirculation in the iron ore beneficiation process. In 2019, the index was 88.5%.

Management Theme #5: Social

ArcelorMittal wants communities to recognize it as a good neighbor, that actively engages with local stakeholders to make a positive contribution in terms of creating economic and social value through employment, procurement, taxation and sustainable development initiatives and through strong risk management and respect for human rights. To do this, the Company understands it must take a partnership approach, listening to the concerns of stakeholders at the site, country and segment levels, to give them the confidence that ArcelorMittal will address the impacts it has on them and their environment. ArcelorMittal wants to be a pro-active partner in local socio-economic development; one which is trusted to have an open dialogue and find constructive solutions when challenges arise. This approach is an essential part of the Company’s integrated approach to managing risks and impacts, and thus maintaining the Company’s social license to operate.

Direct management of community issues, monitoring of local risks and opportunities and how these are being addressed is led by local operations. In 2019, community dashboards were established with the ARCGS Committee to oversee the significance of a site’s risks and opportunities.

The aim is to use the dashboards to improve performance at sites identified as being at risk, in particular those consider to be high risk. For all sites that are considered ‘high risk’, a deeper dive is performed by the corporate responsibility team, usually with site visits, to understand the underlying factors behind the site’s situation. This root cause analysis is used to identify trends and patterns in the factors behind poor community relations. A similar but less in-depth approach is taken with 'medium risk' sites.

In addition, in 2019, the Company continued to increase its corporate oversight of local sites’ stakeholder engagement plans and grievance-handling mechanisms, developing a new standard for ArcelorMittal community procedures to be implemented at all sites. This standard sets the minimum requirements for planning, implementation, monitoring and evaluation of community engagement and development activities. It is defined by four priorities:

•	Understanding local communities by conducting social context analyses of local impacts and opportunities, human rights and associated impacts, and trends linked to the local risk profile;

•	Comprehensive planning of human rights assessments, stakeholder engagement, mechanisms to manage community complaints and grievances, and community investment strategies;

•	Effective implementation of development activities through strong leadership, appropriate resource, timely engagement, and robust governance; and

•	Consistent monitoring and evaluation of performance through community perception surveys, analysis of grievances, and annual independent verification of data and social performance.

The Company also analyzes broader trends across its global portfolio in relation to community issues enabling it to make sure best practices are shared between sites. Examples of how the Company works to share best practices for community engagement include the Company’s quarterly Community Liaison Committee in Avilés, Spain and its multi-stakeholder forum in Poland which follows the AA1000 Stakeholder Engagement Standard (2015) methodology. The Company also continues to foster collaborative relations, bringing sites’ corporate responsibility teams across the group together through webinars and internal seminars. In February 2019, ArcelorMittal corporate responsibility representatives from over 18 countries met in Milan, Italy for a three-day knowledge management program to network, discuss current issues and learn from one another.

Alongside responding to communities’ needs and concerns, the Company’s community investment strategy focuses on developing skills in STEM (science, technology, engineering and mathematics). This reflects the important role scientists and engineers will play in building a sustainable future for society at large, for the steel industry and for the Company. The strategy is delivered in many ways: from providing teaching aids and technological support, through inviting students to steel plants, to the Company's long-term partnerships with leading academic organizations around the world.

Sustainable Development Governance
The Company’s commitment to integrity is enshrined in its code of business conduct and is supported by a comprehensive framework of policies in areas such as human rights, anti-corruption, and insider dealing. These reflect the principles and concepts of the UN Global Compact, the OECD Guidelines on Multinational Enterprises and UN Sustainable Development Goal 16 ("Peace, justice and strong institutions"). See also “Item 16.B - Code of Ethics” and “Item 6.C—Directors, senior management and employees—Board practices/corporate governance”.

Listening, learning, respect and transparency are key to the integrity of the Company’s leadership and governance, which helps ensure ArcelorMittal operates effectively and ethically in all parts of the world.

ArcelorMittal considers its relationships with its various stakeholders to be vital to its success. Conducted in the right way, these relationships help the Company know how best to respond to challenges, to anticipate future problems, and to earn trust. ArcelorMittal’s operations in each country are encouraged to assess their stakeholders' expectations and concerns, in order to inform their approach to the 10 SD outcomes and 5 management themes. Working with customers, suppliers, unions and others can also contribute to UN SDG 17 (Partnership for the goals).

Fully integrating SD into the business is essential to reach the Company’s aim of achieving long-term value for its shareholders and other stakeholders, while maintaining a profitable market share. As discussed above, ArcelorMittal introduced a sustainable development framework including 10 SD outcomes in 2015 and the ARCGS oversees the Company's progress towards these outcomes, as well as the Company's overarching strategy towards SD according to the five management themes described above. The Company's approach to meeting its SD targets includes:

•	Key Performance Indicators. A set of KPIs for every business segment to report against, overseen by the ARCGS;

•	SD-focused Business Plans. An expectation that SD is integrated into each business segment plan, acting on the relevant SD issues material to its business;

•
SD-focused Corporate Initiatives. Corporate initiatives on SD for the benefit of the Group, which include, for example, accelerating progress towards low-carbon steelmaking; innovating steel solutions for a positive SD impact; and developing a ‘mine to metal’ chain of assurances measured against multi-stakeholder environmental and social standards; and

•
SD-focused Reporting. A robust articulation of the Company’s approach and progress through clear narrative and transparent, third-party assured reporting. In 2018, climate change was identified as one of the themes to be overseen by the ARCGS, which then nominated senior officers to take responsibility for its low-carbon transition strategy, its carbon performance, and its work on advocating for the introduction of carbon-related government policies. These senior officers are supported by corporate functions covering strategy, technology, R&D, corporate responsibility and communications, all of which are represented on the Carbon and Environment Group and report to one executive vice-president, who works closely with the CEO and CFO on climate issues. The Company also convenes a number of working groups on particular topics, tracks stakeholder expectations as well as long-term trends and considers their implications for the business.

ArcelorMittal continues to work with external organizations on SD issues, and is a member of the Extractive Industries Transparency Initiative.

In Brazil, where transparency is of particular stakeholder concern, ArcelorMittal partners with the non-governmental organization Transparency International.

ArcelorMittal's human rights policy draws on the UN Universal Declaration of Human Rights, the International Bill of Human Rights, the core conventions of the International Labor Organization, and the UN Global Compact; it also aims to contribute to UN SDG 8 (Decent work and economic growth) focus on decent working conditions, including target 8.7 on modern slavery. The policy includes commitments to workers, local communities and business partners, and covers health and safety, labor rights and the rights of indigenous people. Employees working in relevant functions are required to undertake training in the Company’s policy every three years, and in 2019, 90.1% of the Company’s relevant workforce had completed up-to-date human rights training, down from 94% in 2018. Where appropriate, ArcelorMittal provides face-to-face training for employees on human rights. The Company also conducts wider ethical and integrity training: in 2019, 88.6% of ArcelorMittal's employees had completed up to date training in the Code of Business Conduct, and 95.4% had completed their Anti-Corruption training.

In 2019, the Company also continued to deepen its understanding of the relevant risks in its supply chain by strengthening its supply chain risk management and audit processes, focusing on its work to develop ResponsibleSteel™ (see “—Management Theme #3: Customer reassurance” above), as well as several mining certification standards aimed at ensuring that both its own sites and its supply chain uphold international human rights, environmental and governance standards.
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

Integrated steel-making
In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce hot metal. This is then combined with scrap in a converter, which is mainly a basic oxygen or more seldom through a tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet or cast directly as ingots. The cast steel is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generation. Integrated mills are substantially dependent upon iron ore and coking coal which, due to supply and demand imbalances, shortening of contract durations and the linkage between contract prices and spot prices, have been characterized by price volatility in recent years.
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
Flat products
Slab. A slab is a semi-finished steel product obtained by the continuous casting of steel or rolling ingots on a rolling mill and cutting them into various lengths. A slab has a rectangular cross-section and is used as a starting material in the production process of other flat products (e.g., hot-rolled sheet, plates). Slabs are typically between 200 and 250mm thick.
Hot-rolled sheet. Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails. All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to typically between 2 and 25 millimeters, depending on the final product. Flat-rolled steel sheet that has been wound is referred to as “coiled”. Alternatively, hot-rolled sheet can be produced using the thin slab casting and rolling process, where the hot-rolled sheet thickness produced can be less than one millimeter. This process is generally used in a flat products mini-mill, but some integrated examples exist as well.

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
Faced with more volatile raw materials prices in recent years, ArcelorMittal’s priority has been to optimize output and production from its existing sources focused mainly on iron ore and coking coal rather than to further expand its portfolio of mining assets. Iron ore and coking coal are its two most important inputs in the iron-making process.
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

In 2019, ArcelorMittal sourced a large portion of its raw materials from its own mines and facilities including finance leases. The table below sets forth information regarding ArcelorMittal’s raw material consumption in 2019.

Millions of metric tonnes	Consumption	Sourced from own mines/facilities[2]	Other sources	Self-sufficiency %
Iron ore	115.2	59.3	55.9	52%
PCI & coal[1]	46.5	5.7	40.8	12%
Coke	27.8	26.3	1.5	95%
Scrap & DRI	34.4	18.6	15.8	54%

1
Includes coal only for the steelmaking process and excludes steam coal for power generation. ArcelorMittal's consumption of PCI and coal was 9.6 million tonnes and 36.9 million tonnes, respectively, for the year ended December 31, 2019.

2	Assumes 100% consumption of ArcelorMittal's iron ore and coal production.

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
Coke
ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, the United States, Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries sell, on occasion, excess coke at market prices to third parties. The remainder of the spot purchases of coke are made from China, Colombia and the United States.
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
Electricity
ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, through direct access to markets in most of its European mills or through bilateral contracts elsewhere. The duration of these contracts varies significantly depending on the area and type of arrangement.
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
In 2019, AM Shipping arranged transportation for approximately 69.85 million tonnes of raw materials and about 14.48 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acted as an agent for the Mauritius-based shipping company, Global Chartering, Luxembourg-based ArcelorMittal Sourcing and Luxembourg based AM Mining SA. In December 2019, the Company sold a 50% stake of Global Chartering to create a joint venture with DryLog, a Monaco Based Shipping Company. The joint venture has taken over certain shipping services previously provided by AM Shipping. See “Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2019” and note 2.3 to the consolidated financial statements for further information.
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
Sales and marketing
In 2019, ArcelorMittal sold 84.5 million tonnes of steel products.
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
For some global industries with customers in more than one of the geographical areas that ArcelorMittal serves, the Company has established customized sales and service functions. This is particularly the case for the automotive industry. Sales through this channel are coordinated at the Group level with respect to contract, price and payment conditions.
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

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 8,000 patents and patent applications, mostly recent and medium term, for more than 600 patent families, with 69 inventions newly-protected in 2019. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

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
Government regulations
ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2019, that affect or are likely to affect the Company's operations.
See “Item 3.D—Key information—Risk factors” and note 9.3 to ArcelorMittal’s consolidated financial statements.

Environmental laws and regulations
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, surface and groundwater protection, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste management, treatment and disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems or rehabilitation (including in Mining). As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial resources including operating and capital expenditures to achieve or maintain ongoing compliance. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in notes 9.1 and 9.3 to ArcelorMittal’s consolidated financial statements.
Some of ArcelorMittal’s most important environmental compliance initiatives, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation are described below. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on the Company’s business, financial results or cash flow from operations. In 2019, ArcelorMittal approved a number of multi-year capital expenditures totaling to $1,403 million in order to facilitate compliance with these environmental and energy laws and regulations.
Industrial emissions regulation: climate change
ArcelorMittal’s activities in the 28 member states of the EU are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas (“GHG”) emissions will become more stringent and will continue to expand to other jurisdictions in the future. In the United States, the U.S. Environmental Protection Agency (“EPA”) currently requires reporting of GHG emissions by source and may impose permitting obligations on new sources or existing sources that seek to modify their operations which will result in an increase in certain GHG emissions.
In South Africa, legislation to tax carbon dioxide emissions was adopted and came into effect in 2019. In Mexico and Brazil, new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).
In December 2015, 195 countries participating in the United Nations Framework Convention on Climate Change (“UNFCC”), at its COP21 held in Paris, adopted a global agreement on the reduction of climate change (the “Paris Agreement”). The Paris Agreement sets a goal to limit the increase in global average temperature to well below 2 degrees celsius and pursues efforts to limit the increase to 1.5 degrees celsius, to be achieved by getting global GHG emissions to peak as soon as possible. The Paris Agreement consists of two elements: a legally binding commitment by each participating country to set an emissions reduction target, referred to as “nationally determined contributions” or “NDCs”, with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023 (Article 4) and a transparency commitment requiring participating countries to disclose in full their progress (Article 13). The majority of countries have issued their intended NDCs.
In June 2017, the U.S. announced that it would cease to participate in the Paris Agreement. Pursuant to Article 28, the earliest possible withdrawal date would be in November 2020 (four years after the Paris Agreement came into effect). The U.S. has signaled that it would comply with the four-year exit process.
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
In 2013, U.S. EPA Region V rejected the State of Minnesota’s plan for reducing regional haze, which was designed to preserve visibility in pristine national park areas, and promulgated its own plan to require the taconite industry to install new low NOx technology at taconite furnaces in the region. In 2015, the taconite industry reached a settlement with the EPA to establish more flexible ranges for final limits and secured additional time to meet them. The EPA promulgated a final rule effectuating that settlement in April 2016. However, the new rule raised an additional concern regarding the process for setting final limits as well as an unrelated issue relating to SO2 emissions. Discussions with the EPA are ongoing on both issues.
The original litigation has been dismissed and efforts are underway to comply with the regulation’s NOx requirements. It is estimated that this will cost approximately $2 million in 2020.
In 2019, U.S. EPA issued proposed air emission regulations addressing Risk and Technology Reviews ("RTR"s) for the Integrated Iron and Steel source category and the Taconite Iron Ore Processing source category. While the final regulations are not likely to contain substantial new requirements for ArcelorMittal in either source category, the regulations may be revised as a result of public comments. U.S. EPA also began work on regulations addressing RTRs for Coke Oven Pushing, Quenching, and Battery Stacks. The proposed regulations are expected in 2020 and upon finalization could require expenditures at ArcelorMittal USA's coke plant.
ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to other environmental regulatory developments or matters that were finalized in 2019.
European Union
Significant EU Directives and regulations that are applicable to ArcelorMittal’s production units in the EU, include the following:

•
Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED Directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED Directive must ensure that their Emissions Limit Values (“ELV”) do not exceed those associated with the Best Available Techniques (“BAT”), as adopted in the decision of the European Commission on February 28, 2012 establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered with few possibilities to obtain derogations related to the implementation of BAT and the associated emissions limits values. The implementation of the IED Directive materially impacts ArcelorMittal’s activities in the EU to an amount not yet determined since many issues that ultimately will determine this impact are not yet fixed due to authorities’ delays in implementing decisions and reconsideration of permits. Most of the Member States were expected to update permits and have ELVs achieved by operators in March 2016. Most permits were updated during 2017. However, negotiations and updates are still ongoing in some countries. On July 31, 2017, the European Commission adopted BAT conclusions for large combustion plants under the IED (C(2017)5225). The scope of these BAT reference documents ("BREF") covers the combustion of solid, liquid and gaseous fuels (including iron and steel process gases) in boilers, gas engines and gas turbines with a total rated thermal input of > 50MW (or in case of several units > 15 MW that are aggregated (sharing a common stack) so that the addition of all capacities reaches 50 MW). The main difficulty for the combustion of process gases is the achievement of NOx and SO2 limits when using mixtures of gases with a high share of coke oven gas. Following the adoption of these BAT conclusions, competent authorities have four years (until August 17, 2021) to review and update the permit conditions accordingly and to ensure that the new ones are compliant. It is important to note that, according to the IED it is only mandatory to update the permit conditions when new BAT conclusions related to the main activity of the installation are published. Nevertheless, competent authorities have relative freedom to launch the review even in cases where it will not be the main activity, hence several facilities may be impacted by this BREF.

•
Directive 2008/98/EC of November 19, 2008, which establishes the legislative framework for the handling and management of waste in the EU. On December 2, 2015, the Commission adopted an ambitious new Circular Economy Package to stimulate Europe's transition towards a circular economy, which will boost global competitiveness. This was intended to contribute to "closing the loop" of product life cycles with plans to extract the maximum value and use from all raw materials, products and waste, fostering energy savings and reducing greenhouse gas emissions and cover the full lifecycle: from production and consumption to waste management and the market for secondary raw materials. Directive 2008/98/EC was amended by Directive 2018/851 effective May 30, 2018 . This new Directive is intended to prevent waste and, where prevention of waste is not possible to significantly increase recycling.  The intention is to phase out landfilling and promote the use of economic instruments, such as extended producer responsibility (this is a policy approach under which producers are given a significant responsibility – financial and/or physical – for the treatment or disposal of post-consumer products) schemes. The Directive strengthens the concept of "waste hierarchy" requiring specific measures to prioritize prevention, re-use and recycling above landfilling and incineration.

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

•
Directive 2003/87/EC of October 13, 2003 (which has been amended several times and especially by Directive 2009/29/EC) and related directives establishing the ETS in three phases for achieving Kyoto Protocol commitments relating to GHGs for Member States. The ETS works on the “cap and trade” principle. This means there is a “cap”, or limit, on the total amount of certain GHGs that can be emitted by the factories, power plants and other installations subject to the ETS. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. At the end of each year, each company must surrender enough allowances to cover all its emissions, otherwise heavy fines are imposed. If a company reduces its emissions, it can keep the spare allowances to cover its future needs or sell them. Phase II of the ETS ended on December 31, 2012, and Phase III covers the period from 2013 to 2020. In Phase III, all CO2 allowances should be auctioned (as per Regulation (EC) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of emission allowances). The Commission has implemented Phase III of the ETS in a manner that increases costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production levels and the market price of emission allowances. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of “carbon leakage”. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted result in fewer free allocations than those sought by the European steel industry and have already lead or will lead to additional costs for steel companies in Europe at the point in time when companies have fully utilized their free allocations. Under Commission Decision 2013/448/EU of September 5, 2013, implementation of a so called “Cross Sectoral Correction Factor” has further negatively impacted the allocation of CO2 free allowances previously announced to the industry based on benchmark values. In 2014, the Commission investigated new possible schemes and mechanisms to regulate and adjust CO2 prices on the ETS market (CO2 backloading, or Market Stability Reserve). On October 6, 2015, the Commission published its decision concerning the establishment and operation of a Market Stability Reserve. The reserve is supposed to address the current surplus of allowances and improve the system's resilience to major shocks by adjusting the supply of allowances to be auctioned. In other words, it is meant to address the market imbalances. On October 23, 2014, the Commission agreed on a 2030 greenhouse gas reduction target of at least 40% compared to 1990. This is on top of the other main targets of the Commission’s 2030 policy framework calling for increasing the share of renewable energy to at least 27% and increasing energy efficiency by at least 27%.

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

•
On December 11, 2019, the Commission presented the Communication on The European Green Deal announcing several upcoming legislative proposals for the EU 2050 climate neutrality objective and to increase the EU 2030 GHG emissions reduction target to at least 50% and towards 55% compared to 1990. To achieve this, all relevant climate-related policy instruments will be revised starting from 2020.

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

ArcelorMittal anticipates that its capital expenditures with respect to environmental matters in the EU over the next several years will relate primarily to installations of additional air emission controls, to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IED Directive, and to address GHG issues, including the reduction of emissions and purchase of allowances. In relation to ArcelorMittal Italia (formerly Ilva), environmental obligations of the previous owners have been transferred to ArcelorMittal through environmental permits. This will require significant capital investments, see note 9.4 to the consolidated financial statements for further information. Significant issues that need to be addressed include reduction of diffuse dust emissions (from storage yards) and channeled emissions (such as sinter primary de-dusting system and coke plant de-dusting systems, treatment of process waste waters and implementation of rain water collection, separation and treatment.
Other jurisdictions
Increasingly stringent environmental laws and regulations have also been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.
Argentina
Law 25.675, which was enacted in 2002, requires facilities engaging in potentially hazardous activities to obtain Environmental Insurance. ArcelorMittal has obtained Environmental Bonding Insurance for Villa Constitucion, Tablada and San Nicolas plants in order to meet the requirements and renew the plans annually.
Law 11.717 and Decree 101/03 for Santa Fe province regulate environmental licenses and the environmental requalification plan. The Villa Constitucion plant’s license was officially obtained in June 2013. The Villa Constitucion Plant’s committed plan was monitored by environmental authorities and completed in January 2014. This license was renewed in 2017 for 1 year, with the condition to invest in water treatment for direct reduction process effluents. The investments were completed in March 2019, and the process of obtaining a definite license has been initiated. The plant's licenses for Tablada and San Nicolas are in the process of being renewed and there are no known issues preventing approval.
Decree 2151/14 requires that industrial non-dangerous residues undergo recycle or recovery activities and avoid final disposal. The Company is already compliant but may be required to develop further projects in relation to new by-products.
In the Buenos Aires province, Decree 429/13 has imposed taxes relating to water consumption. The impact of this on the Company’s operations is minimal.
Law 27.191 was approved relating to renewable energy generation and consumption and applying fines for non-compliance. The new law and resolution 281/17, which established the framework that governs the Term Market for Renewable Energies ("MATER") and sets the rules for agreements between private companies, was fully applicable as of January 1, 2018. The Renewable Energy Law established mandatory national targets for electricity consumption from renewable energy sources: 8% in 2018; 12% in 2019/20, 16% in 2021/22, 18% in 2023/24 and 20% in 2025. All energy-intensive industries are required to contribute to the mandatory national targets but no significant impact is expected for Acindar. Acindar is implementing its renewable energy business plan to ensure that there is no additional energy cost to the business.
Decree 1074/18 replaced Decree 3395/92 for Air Quality Standards incorporating more stringent air quality standards including incorporating PM2.5 to the regulated parameters for Buenos Aires province is still under review. The Company does not expect that any significant capital expenditures will be required to meet these new proposed standards.
In 2017, the Buenos Aires environmental authority OPDS commenced a review of regulations relating to polychlorinated biphenyls (“PCBs”), which are highly toxic chemical compounds present in electricity transformer oil to allow decontaminated equipment to reach 50 ppm instead of 2 ppm. This change would align with the regulations in the rest of the country.
Other national laws are being developed, imposing further responsibility on manufacturers, including hazardous wastes disposal and remediation of contaminated sites, to standardize requirements between provinces and to align them with international requirements.
Argentina introduced a carbon tax with fiscal reform in 2017 applicable to liquid fuels and carbonilla in all industrial sectors. Natural gas is exempt as well as those fuels used as raw materials. The tax became effective on January 1, 2019. Acindar has an exemption for carbonilla (carbon powder).

Bosnia and Herzegovina
Environmental legislation in Bosnia and Herzegovina is essentially based on the provisions of a set of federal laws and regulations that have been effective since January 2008. The following practices are particularly relevant for ArcelorMittal Zenica: adopting best available techniques and complying with limit values that achieve environmental quality standards in air and water, preventing and controlling major accidents involving hazardous substances, procedures and measures for dealing with accidents in water and coastal water land, fees on sulfur dioxide, nitrogen oxides and dust emissions the discharge of pollutants in water, waste recovery, disposal and export and limitations on noise pollution. In 2018, the federal government amended laws and regulations related to air emission limits, monitoring of air emission and waste management which are also relevant to ArcelorMittal Zenica operations. The federal government issued amendments to the decree on conditions for discharge of wastewater into the environment and public sewage systems and has provided five years to operators to comply with limit values for substances that are discharged. In addition, operators must prepare a five year action plan with a detailed list of activities, deadlines and financial evaluation for planned investments. Federal water inspections will be performed at least twice a year to monitor the realization of the action plan.
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
For ArcelorMittal Prijedor, the Omarska mine has two separate licenses, one for the surface pit, which was renewed in 2015 and remains valid through 2020, and the other for the GMS plant (Medjedja tailing dam and maintenance) which was renewed in 2018 and remains valid until 2023. The process for obtaining extensions has been initiated. ArcelorMittal Prijedor is required to renew its environmental licenses every 5 years. ArcelorMittal Prijedor also obtained an environmental license for Limestone Quarry Drenovaca in 2016, which will be renewed in 2021.
Brazil
ArcelorMittal’s operating subsidiaries in Brazil are subject to federal, state and local environmental laws and resolutions issued by the Brazilian environmental authorities. The Federal Constitution established the protection of the environment as a principle, with both the government and society generally responsible for the achievement of such purpose.
At the federal level, a new law on environmental licensing is under discussion. Its approval will establish new rules for the environmental licensing process which will likely impact industrial activity. The definition of general rules is beneficial as long as it does not interfere with regional specificities or set more restrictive conditions than those established at the state level of government. The current proposal brings important changes, such as an exemption from environmental licensing for certain typologies and activities and, the possibility of automatic revalidation of licenses, however certain areas will need to be reconsidered to avoid conflict with regional regulations.
National Decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Federal Law No. 12187/2009). Following the ratification of the Paris Agreement, the NDC for Brazil, which proposes absolute emission reductions targets of 37% by 2025 and 43% by 2030 compared to the historic emissions of 2005, was ratified by the Brazilian Congress. Brazil's NDCs are strongly based on land use change, more specifically in combating deforestation. No specific emission reduction target is set for industries, although a recent scenario of potentially increased deforestation may affect the country's capacity to meet targets, and therefore impact industries.
In 2015 and 2016, the states of Minas Gerais and Espírito Santo, where most of ArcelorMittal Brasil's industrial sites are located, enacted laws that remain in effect and that imposed restrictions on water permits for industrial use in response to the water crisis faced in southwest Brazil. These restrictions are only applicable for the period during which the river flows are below pre-established levels. The restriction has not affected ArcelorMittal Brasil's operations since the site also has groundwater permits that provide the necessary flow for the operational activities and action has been taken to reduce water consumption, similar to actions taken at the Tubarão site. Legislation on restriction of water usage is likely to be maintained and reinforced.

Federal Resolution No. 436/2011 published by the Brazilian National Environmental Council ("CONAMA") established maximum limits for air pollutants emissions from stationary sources installed or having requested its installation license before January 2, 2007. More restrictive limits can be determined by the licensing environmental agency, according to the local conditions of the affected area. Beginning in 2014, more stringent limits became effective for emissions of particulate material, SO2, NOx from coke ovens, electric arc furnaces, rolling mills, sintering, charcoal blast furnaces and blast furnaces. ArcelorMittal Brasil already complies with these new emission standards. In the state of Minas Gerais the Normative Deliberation COPAM n° 227/2018 establishes procedures to reduce the atmospheric emissions of charcoal kilns from planted forest and to evaluate the air quality in its surroundings. ArcelorMittal's industrial units do not expect any issues with meeting the requirements of this Normative Deliberation.
 Following the 2005 World Health Organization (“WHO”) recommendations, national air quality standards were updated by CONAMA Resolution 491/2018, including PM2.5 and Lead (Pb) as regulated pollutants. Standards are set with three progressive Intermediate Standards (MI1, MI2 and MI3) and a final standard. States are required to consolidate yearly air quality reports and create an emission control plan within three years of the publication of the Resolution. The progression from one standard to the next, on a state by state basis, will be proposed and assessed every five years by the Ministry of Environment, based on the air emission quality reports. More restrictive standards may be put in place in individual states in which case reports show improvements are needed.
The states of São Paulo and Espírito Santo, through the State Decree 59113/2013 and Decree No. 3463-R DE 12.16.2013, respectively, have already reviewed the state air quality standards prior to the national update and have established air quality monitoring networks and emission control plans for gradual adaptation to the new standards. This trend may result in more stringent air emission limits on industrial activities in these states and other states from the review of national standards.
Other states, such as Minas Gerais, do not have extensive air quality monitoring networks in place to prepare significant air quality monitoring data. This may result in an increase in mandatory requests for the installation of air quality monitoring stations surrounding industrial facilities as part of the environmental licensing process. The general lack of understanding of local atmospheric dispersion conditions and of the magnitude of air pollutant emission contributions from each type of emission source (vehicles, fires, industries) also generates a risk that industries are disproportionately targeted by emission control plans.
In Vitória, the municipal mechanism to control dust emissions and to specify air quality standards was implemented in 2015, which, among other things, established that progression between standards (three intermediate and a final) would occur on a fixed schedule, every three years or less, in case monitored results already show significant improvement. It also addressed lowering emission values to new parameters, especially PM 2.5, and created an emergency plan when air quality at Vitória falls to a critical level. The state is leading investigations on the “Black dust” saga followed by the press and social media due to potential health issues in the area. Emissions of several industries are scrutinized by the authorities. In November 2016, the Federal Public Prosecutor´s Office in Espírito Santo State requested to be party to the lawsuit in which ANAMA (National Association of Friends of the Environment) is claimant against ArcelorMittal in a matter involving visible emissions. The initial suit was suspended by the judge for one year while ArcelorMittal implemented an environmental agreement reached with authorities, which was appealed by ANAMA. There have been no orders or findings from the appeal judge in the matter yet and the suspension of the initial suit continues. The Normative Instruction n° 2/18 established the minimum criteria for the implementation of Plans and Projects of Environmental Education and Social Communication with respect to the workers and communities in the areas of influence of the companies to be licensed by the Espírito Santo State Environmental Agency.
Following the Samarco accident, the state of Minas Gerais has issued State Decree No. 46993/2016 and State Resolution SEMAD / FEAM 2372/16, both requiring extraordinary audits of tailings dams, generating increased costs for compliance and a number of surveillance visits from federal and state agencies (environment, geology and police departments). Furthermore, the Brumadinho accident has triggered new environmental rules for mining activities with increased restrictions on waste management and tailings dams. The most important update relates to Federal Resolution 13 from the National Mining Agency, issued in August 2019, which establishes regulatory measures to ensure the stability of mining dams, notably those built or raised by the methods called "upstream" or “unknown”. The main obligations, which affect the Serra Azul mine, are:

•
by December 15, 2019, the entrepreneurs with mining dams, regardless of the construction method, in operation or inactive, shall complete studies aimed at technical solutions for avoiding the inflow of surface and groundwater into the reservoir, and the implementation of solutions identified by the entrepreneur, shall commence immediately. The Serra Azul mine has engineered and constructed a concrete channel upstream to the dam to divert surface and groundwater away from the reservoir. The construction works were completed in November 2019.

•	by September 15, 2021, to complete the works of the existing dam stabilization system or the construction of a new downstream containment structure; and

•	by September 15, 2022, to complete the de-characterization of the dam.

The majority of Brazilian states are issuing new regulations on the compulsory online residues transportation manifest ("MTR"). This means that all companies that generate or receive residues must be registered on an online system. The legislation will likely impact ArcelorMittal’s operations due to the high volume of residues generated and received (scrap metal is considered waste in the legislation). The only steel waste that has been excluded is blast furnace slag. The main risks are related to fines (up to $90 thousand) provided for the absence of MTR in vehicles in case of a roadside inspections which can occur for two main reasons: non-registration of involved parties (generator, transporter and destination /receiver) or no emission of MTR by the generator.
Canada
ArcelorMittal’s operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Fisheries Act and the Canadian Environmental Act) and provincial legislation regulating matters of more local importance such as natural resource use, local air and water quality noise and hazardous waste management.
The province of Québec and the state of California in the U.S. are currently members of the Western Climate Initiative (“WCI”), a sub-national GHG emission cap and trade program. In 2016, the government of Ontario enacted the Climate Change Mitigation and Low-Carbon Economy Act and an associated regulation (O. Reg. 144/16) which established a GHG emission cap and trade program that began in 2017. In June 2018, Ontario’s current government canceled the existing GHG Regulation and is currently developing a new plan. The plans the Federal government has to accept and Ontario's plans are still under development.
Separate consultations by the government of Québec are underway with large emitters of GHG with regards to the cap and trade program regulation for the second and subsequent compliance periods from 2021 to 2030. For Québec, consultations were completed for the 2021 to 2023 compliance period and the financial impact of the regulation was reduced compared to what was presented at the end of 2016 for the period. For the period 2024 to 2030, pre-consultation with the government commenced in September 2019 to discuss the vision going forward and minimize the financial impact of regulatory changes.
AMMC has an initiative seeking to reduce GHG emissions in view of the cap and trade program. A one-year test with liquefied natural gas (“LNG”) was started in the spring of 2019, with a total of six burners on one production line converted to LNG. To increase energy efficiency, multiple initiatives have been implemented by AMMC at the pellet plant, of which the 3-stage screening conveyor project has been the most successful. Projects on cleaner fuel usage, such as natural gas and bioenergy, also are being studied at the pellet plant.
AMMC is presently below the cap for CO2 emissions while ArcelorMittal Long Products Canada is over the cap. Both sites are pursuing initiatives for CO2 emissions reduction as the cap is decreasing every year and the trade value is increasing by about 7% on an annual basis.
ArcelorMittal Dofasco is subject to the Federal “Backstop” GHG regulation. In October 2016, the Federal government of Canada announced its intention to impose a minimum, national carbon price on provinces without a pricing system for reducing GHG emissions. In 2018, the federal government finalized the Federal Carbon Pollution Pricing System ("FCPP System") that has two components:

–	a charge on fossil fuels which will be administered by the Canada Revenue Agency, and

–	an output-based pricing system ("OBPS") for emission-intense industrial facilities which will be administered by Environment and Climate Change Canada ("ECCC").

While the regulation pertaining to this FCPP System, which does not apply to the Province of Québec, was finalized in late 2019, it is being applied retroactively as of January 1, 2019.
The main features of the proposed system include a carbon levy on fossil fuel (which will be passed on to users) with a steep increase over the next five years and an exemption of the fuel levy for industrial users to be replaced by OBPS. A customization for each sector’s OBPS was developed and the starting point of the standard is 95% of the average of the Ontario integrated steel sector. There are no exemptions for fixed process emissions. The carbon pricing starts at CAD 20 per tonne of carbon dioxide equivalent emissions  in 2019 and will increase to CAD 50 per tonne carbon dioxide equivalent emissions by 2022.

In addition to the Federal Carbon Pollution Pricing System, on December 13, 2017, ECCC published a Clean Fuel Standard ("CFS") regulatory framework.

The CFS will establish lifecycle carbon intensity requirements separately for liquid, gaseous and solid fuels that are used in transportation, industry and buildings.  This performance-based approach is intended to provide incentives for innovation, development and use of a broad range of lower carbon fuels, alternative energy sources and technologies. Next steps include:

•
Early 2020: Continued consultations on the design of the regulations and proposed regulations for the liquid fuel class (followed by consultations on the proposal and final regulations planned for early 2021);

•	January 1, 2022: Liquid fuel class regulations come into force;

•	Mid-2021: Proposed regulations for the gaseous and solid fuel classes (followed by consultations on proposal and final regulations planned for 2022.); and

•	January 1, 2023: Gaseous and solid fuel regulations come into force.

The Federal government has not yet published any significant economic impact assessment or cost/benefit reports and the Company will estimate the impact as the CFS regulations are finalized.

ECCC has also developed Base Level Industrial Emission Requirements (“BLIERs”) under the Air Quality Management System, the national regulation addressing Criteria Air Contaminants. For the steel sector, emissions of NOX, SO2, VOCs and fugitive particulates are covered. The SO2 BLIER requires ArcelorMittal Dofasco to install full coke oven gas desulphurization by December 31, 2025. The NOx BLIER will be managed through oxygen controls at ArcelorMittal Dofasco's hot mill reheating furnaces by May 1, 2020 and by the reheating furnace replacement at ArcelorMittal Long Product Canada’s Contrecoeur rolling mills.
BLIERS also apply to AMMC’s operations. This will likely require investments to reduce emissions in the future.
A Performance Agreement ("PA") has been signed by AMMC with the Iron Ore Pellet Sector on January 5, 2018, which specifies the membership, timelines and deliverables of the NOx Working Group and will ensure that the BLIERs limits for PM2.5 and SO2 are met, and that the approach to study NOx is implemented.

Also, a letter has been signed by ArcelorMittal Mines Canada acknowledging a voluntary partnership with ECCC and Iron Ore Pellet Sector in January 2020 to develop guidelines and industrial best practices for reduction of dioxins and furans at pellet plants. Thresholds for dioxins and furans emissions have been established in the province of Quebec, but at the Canadian level they will only be integrated in the National Pollutant Release Inventory (NPRI) in 2020 and the reporting will start in 2021 for the dioxins and furans emitted in 2020.

In Ontario, Air Regulation 419 requires ArcelorMittal Dofasco to meet visible emission opacity limits as well as to manage an inventory of air pollution sources and model the concentrations of pollutants at the property boundary. Site Specific Standard limits for Benzo(a)pyrene, Benzene, Particulate Matter, Manganese and Sulphur Dioxide will be reviewed with the government over the next two years. These will likely result in new Technical Standards for the integrated steel sector with requirements for studies and then further reductions in the future. Furthermore, Sulphur dioxide reductions will be required by December 31, 2025 through Coke Oven Gas desulphurization (harmonized with Federal BLIERS).

In Québec, a Clean Air Regulation adopted on June 30, 2011 requires particulate matter ("PM") testing for steel mills, (annual testing of baghouses and testing of roof fans every three years), and installation of broken bag detectors in baghouses. A baghouse was replaced at ArcelorMittal Long Products Canada’s Contrecoeur West steel making facility in 2018. A combustion chamber and canopy hood volume increase at its Contrecoeur East facility is in progress with completion expected at the end of 2020. Currently under study is the replacement of bag houses at both of its Contrecoeur West and Contrecoeur East facilities. ArcelorMittal Long Products Canada estimates a further investment of approximately CAD35 million will be required to comply with this regulation.
In the mining sector, the Québec Clean Air regulation reduced the limit for total PM from 120 to 75 grams/tonne produced for existing pelletizing plants, including AMMC. The limit for a new plant is 50 grams/tonne produced. The electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensuring conformity with the new emission limit on a medium-term basis.
Permits for water discharges in Canada are becoming more stringent and it is possible that ArcelorMittal Dofasco may be required to treat for ammonia from its Primary Water Treatment Plant discharge to the Hamilton Harbour. Negotiations are currently underway with the government’s approvals offices. In addition, Environment and Climate Change Canada issued a Direction to ArcelorMittal Dofasco to reduce chlorine discharges from its bay water treatment system in Hamilton, Ontario by May 1, 2020. ArcelorMittal Dofasco is taking action to meet this deadline.

ArcelorMittal Dofasco has an environmental provision of CAD48 million for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, of which CAD14 million is expected to be spent in 2020.

In Québec, the mining and metallurgical sectors are negotiating depollution permits that will apply to AMMC and ArcelorMittal Long Products Canada.
The depollution permit for AMMC's Mont Wright operations was issued in March 2010 and modified in July 2015. The next update is required in 2020. Its Port-Cartier pellet plant depollution permit was issued in April 2015 and is to be renewed in 2020. The process for renewal has been initiated. The Fire Lake depollution permit was received in June 2015 and will require renewal in 2020. These permits establish the targets for water, air, soil and waste management, as well as the monitoring and reporting frequencies and requirements. This permit requires that AMMC implement a storm water treatment system at the pellet plant to comply with applicable Total Suspended Solids standards. A settling pond is being designed and will be constructed and put into operation in 2021. Air emissions monitoring is conducted at the pellet plant and mitigation projects are being evaluated for dust, carbon monoxide dioxin and furans and SO2 abatement to attain compliance with applicable standards.
A water management multi-year project aimed at controlling the surface effluents on the waste rock piles and achieving compliance with the applicable federal regulation on the metal and diamond mines effluent regulations was started in 2017 and consists of the construction of collector ditches on the perimeter of the waste rock piles and the installation of temporary and permanent water treatment units in Mont-Wright and Fire-Lake. At the provincial level, a decree has been issued on August 15, 2018 for the tailings expansion consisting of construction of a water containment basin (B+ basin) and the new tailings impoundments. The decree imposes more restrictive environmental goals at the final mine effluent for total suspended solids, metals and nitrates.

Pursuant to the mining regulation and the restoration plans for the facilities in Mont Wright, Fire Lake and Port-Cartier AMMC provided a financial guarantee of CAD80 million for restoration of the sites. The Mont Wright plan was approved in November 2019 and the value of the financial guarantee was revised to comply with the applicable calculation standards; an additional financial guarantee may need to be issued to the Mining and Environmental Research Network (MERN) in the next two years.
The de-pollution permit for ArcelorMittal Long Products Canada's Contrecoeur West facility was issued on December 21, 2018 and the process for issuance of the de-pollution permit for its Contrecoeur East facility is expected to be completed in 2020. These permits establish the targets for water, air, soil and waste management, as well as the monitoring and reporting frequencies and requirements. Obtaining the new de-pollution permits will require increasing monitoring frequencies as well as conducting certain studies including water usage, air dispersion modeling, phase I environmental site assessment, former EAF dust stock pile site restoration and former slag management area assessment.
On August 28, 2019, the Federal Government brought into force Bills C-68 and C-69 amending the Fisheries Act, Canadian Navigable Waters Act and the Impact Assessment Act. Bill C-68 aims to provide a framework for the proper management and control of fisheries and the conservation and protection of all fish and fish habit, including pollution prevention. The definition of fish habitat is also modified and broadened to include any waters frequented by fish in Canada. Bill C-69 modified the definition of navigable water. Previously only a selected list of watercourses were listed in a schedule. The schedule concept was eliminated and the legislation applies to all watercourses. Therefore, permits or notifications will be required to undertake any work in water. In this regard, ArcelorMittal Infrastructure Canada developed an Environmental Impact Assessment ("EIA") for a 10-year dredging project at the Port to be started in 2021 and submitted it to provincial authorities in January 2020. A provincial Decree is expected to be issued at the beginning of 2021, and requests for permits will be submitted every year for the work to be conducted that respective year.

The Québec Environmental Quality Act (“EQA”) has been subject to significant modifications, which, for the most part, entered in force on March 23, 2018. Under the new EQA, many mining and ore treatment activities which have serious anticipated environmental impacts as defined by the EQA, are subject to the environmental impact assessment and review procedure provided for under the EQA. In such cases, the impact on AMMC will be longer delays in obtaining regulatory authorizations, as an impact assessment and public consultations may be required for its projects and may take up to two years prior to the submission of the request for authorization.

Québec’s revised regulation relating to compensation for adverse effects on wetlands and bodies of water entered in force on September 20, 2018. This regulation determines the activities exempt from compensation, the calculation method of the amount of the financial contribution payable as compensation, as well as the cases in which a financial contribution may be replaced by work carried out. The regulation applies essentially to all the territory of Québec located south of the 49th parallel. As such, it does not apply to a mining project operated in Mont-Wright, and no financial contribution or offset plans will be required for these projects. The regulation will apply to projects conducted in Port-Cartier and at the ArcelorMittal Long Products Canada site.

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
The committee of environmental control and regulations of the Ministry of Energy put forth a proposal to cancel the procedure of obtaining special permits that allow emissions and discharges to the environment (i.e., "ecological permits"). These ecological permits are separate from the permits governing GHG emissions.
Effective from January 1, 2019, the environment code of the Republic of Kazakhstan banned the disposal of solid domestic waste without its prior recycling. Disposal of waste without recycling would be an administrative violation that could result in fines. Fines will be calculated based on the extent of environment damage caused.

Authorities have reduced liability in the Administrative Code of Kazakhstan for some ecology offenses such as for non-compliance with the requirements of the legislation on the mandatory obtaining of state ecological expertise from 500 monthly calculation index ("MCI") ($3,300) to 350 MCI ($2,300). In addition, new rules allowing users of environmental resources to install an automated system for the monitoring of emissions at the sources of pollution have been introduced. However, detailed procedures on how to comply with such requirements are not yet available. This is likely to reduce instances of penalties in the future.

The new environmental code is expected to be adopted in Kazakhstan in 2020 in particular:

•
Companies that are in the first category of natural resource user (relevant for ArcelorMittal) must obtain complex ecological permits for emissions into the environment starting in 2025, which will not only specify emission standards but also outline measures for reducing emissions (production improvements) that will impose additional costs on ArcelorMittal Temirtau.

•	Industrial monitoring laboratories will be required to be licensed. This will not have an impact on ArcelorMittal.

•	Waste processing requirements will be strengthened. Limits for waste accumulation and waste disposal will be specified in an environmental permit.

Liberia
The EPA of Liberia is the main agency and principal authority in Liberia for environmental management. In addition to the Liberian EPA, other organizations involved in environmental protection and management include the Ministry of Lands, Mines and Energy ("MLME"), the Ministry of Agriculture ("MOA"), the Forestry Development Authority ("FDA") and the Ministry of Planning and Economic Affairs ("MPEA").

The Liberian EPA has executive authority for all environmental activities and programs relating to environmental management in Liberia with the key function to coordinate, monitor, supervise and consult with relevant stakeholders on all activities in the protection of the environment and sustainable use of natural resources. The Liberian EPA is furthermore responsible for issuing environmental impact assessment licenses as well as compliance monitoring relating to environmental regulations and standards.

The Liberian EPA Act (2002) (“EPA Act”) requires EIAs to be carried out for all activities and projects likely to have an adverse impact on the environment, as well as mechanisms to achieve restoration of degraded environments. It also provides the means for permits, fees and fines.

The Act adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act creating the Forestry Development Authority (2000) that it amended, covers all aspects of commercial and community use of forests. Community management of forests was significantly enhanced by the enactment of the Community Rights Law with respect to Forest Lands in 2009. Some territory gazettes under this law are within ArcelorMittal’s concession, and access to these areas is leading to a series of test cases between this law and the Company’s Mineral Development Agreement. Some parts of the concession are also protected under the Act for the Establishment of a Protected Forest Areas Network (2003), and specifically by the subsidiary Act for the Establishment of the East Nimba Nature Reserve (2003).

With respect to land tenure, in rural areas there is a strong crossover between agriculture and forestry. A moratorium on Public Land Sales banned all transactions involving public land and also voided any new Tribal Land Certificates (“TLC”). The 2010 Land Policy Review was silent on the validity of existing TLCs as ownership documents, although they are the first step in the chain of transfer of land from customary to individual title. In 2014, the Lands Commission suspended deals involving TLC, pending a review of their relationship to formal title deeds. The MLME reported allowing TLCs to be used as valid land ownership documentation in respect of land that had to be leased for development. They also produced guidelines for the process for valuing land for developmental rental purposes only, and these have been deployed in all concessions. So far, there has been no codification of these guidelines into law, but they are a requirement of concessionaires managed by MLME, of which ArcelorMittal is one.

The Land Rights Act of Liberia (the “Land Law”) was passed into law on September 19, 2018 and categorized land into four main categories:Private Land, Customary Land, Government Land and Public Land.

Prior to the enactment of the Land Law, the recognized land ownership in Liberia included private land, owned by individuals, and public land, owned by the Government. It was in consideration of these two land ownership categories that the Mineral Development Agreement (MDA) conveyed land to ArcelorMittal Liberia for its concession.

The new Land Law vests broad Customary Land rights, title, and interest in communities, some of which are yet to be identified and organized.

Although ArcelorMittal suspended its proposed Phase 2 expansion in 2014 following the onset of Ebola in West Africa and subsequent poor market conditions, various environmental permits already awarded set a number of stringent conditions for ongoing operations and for future project developments. Among other things, the permits have necessarily committed ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may eventually amount to at least $70 million and overall mine closure may amount to more than $100 million.

Renewal of the environmental permit at the end of June 2017 included mining activities for Gangra which were part of the Phase 2 expansion project. This permit has increased requirements in terms of sediment control, water discharge as well as biodiversity conservation. Increased requirements as identified in the 2017 Phase 1 Environment and Social Impact Assessment

(ESIA) addendum calls for more stringent sediment controls and land take management, and expansion of the offset program due to the increase in the mine footprint.
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
In addition, on June 6, 2012, Mexico issued a General Federal Law for Climate Change and on June 7, 2013, a Federal Law of Environmental Responsibility. These establish the “polluter pays” principle in which the person that caused the environmental breach is responsible for restoring the environment to its pre-pollution condition and for any other administrative, economic and potentially criminal liabilities.
In January 2014, ArcelorMittal Mexico’s raw water consumption costs increased 395% due to changes in the Water Federal Rights Law. In addition, for waste water discharges, any parameter above the maximum permissible limit now generates a fine according to a volume discharge and fine factor.
In September 2016, the environmental authority proposed launching a pilot scheme to establish a carbon market based on a cap and trade system, which in the future could oblige ArcelorMittal Mexico to comply with maximum CO2 emission limits to buy carbon credits and/or invest in projects to reduce emissions and obtain carbon credits. On October 1, 2019, the official pilot scheme was launched by the government, and from 2020, companies that generate direct emissions above 100,000 tons of CO2/year will be participating, including ArcelorMittal Mexico. This pilot period will be for three years without economic effects, but at the end of 2022, the environmental authority is expected to define the scheme to reduce emissions and/or require payments if the industries emitted more than the permissible limit from year 2023. As per the General Federal Law for Climate Change, since 2017, ArcelorMittal Mexico must verify and validate its yearly CO2 emissions report with an external authorized company every three years.
On December 31, 2018, the Michoacán State Government launched a tax law which included ecological taxes that would have required each company to pay monthly dues by each ton of CO2 emissions, tons of solid waste stored and each m3 of waste-water discharged. However, this law was rejected by the Chamber of Industry in the state and subsequently canceled by the State Congress on April 29, 2019. This law will be redesigned for possible application in 2020 with new payment criteria.
The State Government subsequently resumed the initiative, but on December 31, 2019, the State Congress again rejected a new version of the state ecological taxes.
South Africa
The National Environmental Management Act (“NEMA”) 107 of 1998 serves as the departure point for any project in South Africa and informs the EIA process that needs to be followed in order to obtain the required authorization. An environmental authorization is issued pursuant to NEMA and other related environmental legislation, for example the National Environmental Management: Waste Act, 59 of 2008 (“NEM:WA”) as well as the National Environmental Management: Air Quality Act, 39 of 2004 (“NEM:AQA”) for any projects requiring an EIA process.
The NEM:WA came into effect on July 1, 2009, and applies to all waste related activities and contaminated land and replaces older legislation in this regard. NEM:AQA, which took full effect on April 1, 2010, introduced strict air emission standards for new and existing plants. Existing plants or processes are granted for a period of five years to achieve standards set for existing plants and 10 years to achieve standards set for new plants. ArcelorMittal South Africa’s coke making operations, in particular, but other operations as well, are affected by the implementation of this Act, and major capital expenditures are expected to be implemented over the next two years to meet the relatively strict 2020 standards.
Furthermore, the “duty of care” principle enshrined in NEMA specifies that any harm caused to the environment is a criminal offense under the terms of NEMA.

A compliance notice/directive was issued on December 7, 2015 by the Department of Environmental Affairs regarding certain operations at the Newcastle Works. The compliance notice/directive required the Newcastle Works to cease using a disposal site that allegedly was operating unlawfully and to cease sales of BOF slag to outside companies unless proof was submitted that such companies are in possession of a waste management license. These instructions were taken on review to the High Court. ArcelorMittal South Africa received a favorable outcome. The authorities appealed the decision to the Supreme Court of Appeal, and the appeal is currently pending. The compliance notice/directive also required Newcastle Works to conduct a study of possible environmental related impacts with regard to certain identified areas of the site. ArcelorMittal South Africa conducted and submitted the study as required.
A further Compliance Notice was issued on August 30, 2018 by the Gauteng Department of Agriculture and Rural Development regarding certain operations at the Vanderbijlpark Works. In terms of the Compliance Notice, ArcelorMittal South Africa is required to cease operation of the gas combustion furnace used at the foundry until the required Air Emission License is obtained. This has not had any material effect on operations. The gas cleaning facilities at coke making also need to be operational within a specified time period of 2.5 years and the project in this regard has commenced. ArcelorMittal South Africa is currently in compliance with the Compliance Notice.
South Africa has committed to reduce GHG emissions below business as usual by 34% by 2020 and 42% by 2025, and adopt measures, as outlined in South Africa’s NDC for purposes of the Paris Agreement. A carbon tax, highlighted as an important mitigation instrument in the NDC, was implemented on June 1, 2019, together with complementary measures to reduce GHG emissions and effect behavioral change. The newly promulgated Carbon Tax Act (Act 15 of 2019) prescribes the taxation of CO2 emissions at a rate of ZAR120 per ton of CO2 emitted. The Act provides for allowances to mitigate the financial impact the tax would have on industries, but regulations pertaining to such allowances have not been promulgated yet, making it impossible to fully assess the financial implication. Current expectations are that AMSA's carbon tax liability could vary between ZAR140 million and ZAR320 million per year.
A climate change bill was published in June 2018 and made available to parliament for scrutiny (the “Climate Change Act”). The objectives of the proposed Climate Change Act are to provide for an integrated response to climate change and ensure the effective management of inevitable climate change impacts by means of various regulatory requirements as the current Air Quality Act is not always suitable for such requirements. Furthermore, the Climate Change Act seeks to make a fair contribution to the global effort to stabilize greenhouse gas concentrations in the atmosphere. The Climate Change Act makes provision for the development of a national environmentally sustainable development framework for achieving its objectives, which must be reviewed every five years.
Ukraine
Ukraine is gradually introducing EU environmental standards and emission standards, which will require significant capital expenditures in the near future.
On December 7, 2016, the Cabinet of Ministers of Ukraine approved the concept of implementing the state policy in the sphere of climate change for the period until 2030. According to this concept, an internal trading system for greenhouse gas emission quotas will be created and implemented in accordance with the provisions of Directive 2003/87/EC.
On December 18, 2017, Ukraine's law on environmental impact assessment came into force. This law establishes the legal and organizational basis for environmental impact assessment and permitting requirements, aimed at preventing damage to the environment, ensuring environmental safety, environmental protection, rational use and reproduction of natural resources in the process of making decisions on the implementation of economic activities that may have a significant impact on the environment, taking into account state, public and private interests.
Law of Ukraine No. 2354-VIII about strategic environmental assessment was published on April 11, 2018 and came into effect on October 12, 2018. This law regulates environmental impact assessment, in particular setting out industries/activities which require assessment, taking into account the possible consequences.
In July of 2018, Ukraine's Cabinet of Ministers approved the strategy for low carbon development in Ukraine until 2050 according to its protocol decision. This strategy was elaborated to fulfill clause 19 of article 4 of the Paris Agreement and the action plan for implementation of the state policy on climate change for the period until 2030. The law of Ukraine about the principles of monitoring, reporting and verification of greenhouse gases was submitted for consideration of the Cabinet of Ministers of Ukraine.

Drafts of new laws in accordance with European waste directives: 2008/98/ЕС, 1999/31/ЕС, 2006/21/ЕС are being developed.
The Company received new permits relating to emissions in April 2019 on the expiration of the previous environmental permits. New permits were received for emissions of the underground mines and for underground ore extraction, as well as a new permit for emission of the steel plant in view of investment projects of CCM-2 and 3, LSM 250-4 of Section Rolling Shop-2, polygon for disposal of industrial and construction waste, intrashop pipelines of coke, BF and natural gas.
Venezuela
Industrias Unicon, C.A. (“Unicon”) is subject to various Venezuelan environmental regulations, the most important being the Organic Law for the Environment (2006) and the Criminal Law of the Environment (2012). Unicon is also subject to annual inspections by environmental entities of the federal and regional government, through whom environmental permits and adherence are reviewed. Strict compliance with environmental standards by Unicon has been verified by these governmental entities, with no observations. No inspections have taken place during 2019. Unicon is up to date with all environmental permits.
Health and safety laws and regulations
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. See “Item 3.D—Key information—Risk factors—Legal and regulatory risks—ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.” ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. See "Item 4.B—Information on the Company—Business overview—Competitive strengths—Sustainable development—Management Theme #1: Health and safety" for further information.
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
Foreign trade
ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2019, certain countries and communities, such as Canada, the Eurasian Economic Union, the European Union, Egypt, the Gulf Cooperation Council, India, South Africa, Indonesia, Mexico, Morocco, Thailand, Turkey, and the United States of America continued or launched investigations into whether to impose/continue imposing trade remedies (usually anti-dumping or safeguard measures) against injury, or the threat thereof, caused by increasing steel imports originating from various steel producing countries.
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
All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds dumping or subsidization and the injury is likely to continue or recur, then the orders continue. In the case of safeguard measures enduring for greater than three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, safeguard measures may be extended if they continue to be required, but the total period for the application of safeguard measures may not exceed eight years.
These so-called "sunset" reviews affect various countries of interest, for example in May 2016 the United States initiated a sunset review of the duties imposed in December 2014 for hot rolled products from Russia. In September 2016, the U.S. Department of Commerce, in light of this sunset review, decided to continue applying those duties stating that such products from Russia posed the same dumping risks as in 2014. A new sunset review on the existing anti-dumping duties on imports of organic coated steel products from China into the EU was commenced in 2018 and in June 2019 the continuation of such duties for another 5 year period was confirmed. In addition, on July 30, 2019, in its third five year review of certain hot rolled coil measures, the U.S. International Trade Commission voted in favor of extending for another five year period anti-dumping and countervailing duties on hot rolled coil imports from China, India, Indonesia, Taiwan, Thailand and Ukraine. Such duties have been in place since 2001.
In 2018, a new antidumping investigation started against Chinese imports of sheet piles as well as another antidumping investigation on welded tubes, pipes and hollow profiles of square or rectangular cross-section, originating from North Macedonia, Russia and Turkey. Both investigations were terminated in 2019 without any measures being imposed.
Final affirmative determinations have also been reached in anti-circumvention petitions filed in September 2016 by US industry related to cold rolled coil and corrosion resistant steel from China (via Vietnam) and affirmative preliminary decisions have been reached in similar petitions filed by US industry in June 2018 related to cold rolled coil and corrosion resistant steel imports from Korea and Taiwan (through Vietnam), with duties applied based on the exporters’ certification of the source of the substrate.
In a number of markets in which ArcelorMittal has manufacturing operations, it may be the beneficiary of trade actions intended to address trade distortions consistent with WTO regulations, such as the examples mentioned above. In other situations, certain operations of ArcelorMittal may be a respondent to antidumping and countervailing duty cases and its exported products might be subject to antidumping and countervailing duties or other trade restrictions, for example antidumping duties imposed in 2017 by the Egyptian government against rebar imports from Ukraine, Turkey and China affecting exports from ArcelorMittal operations in Ukraine.
Section 232:
On April 20, 2017, a national security investigation (Section 232) with respect to steel imports was initiated in the United States. After the Department of Commerce ("DOC") sent the Trump Administration its report on January 11, 2018, the U.S. administration imposed tariffs of 25% on steel products from all but a select list of countries beginning on March 23, 2018, with a temporary suspension applied for Canada, Mexico, Argentina, South Korea, Brazil and the EU until May 1, 2018. Since the Section 232 tariffs were first imposed, the U.S. administration has continued negotiations with impacted countries leading to various results. For example, Australia has obtained a full exemption, U.S. imports of South Korean steel, Brazilian steel, and Argentina steel and aluminum are now exempt but subject to annual quotas covering imports that have entered the U.S. since January 1, 2018. Annual U.S. imports of South Korean steel products are limited to 70% of the average of 2015-2017 volumes allocated on a product-specific basis. Brazil was granted annual quotas of 100% of the average of 2015-2017 shipments for slabs and 70% of the 3 year average period for finished products. For Argentina, the applicable quota was set to 135% of the 3 year average period, representing a significant cut from 2017 when Argentina shipped 211,000 tonnes (for tube products, the

2018 quota amounted to 180,000 tonnes). Countries subject to annual quotas are also subject to quarterly limitations. As of July 1, 2018, exports of a subject country of a particular steel or aluminum product cannot exceed “500,000 kg and 30%” of the annual product-specific quota in a given quarter, which could lead to a surge at the beginning of each quarter. In its May 1, 2018 proclamations, the U.S. administration also extended negotiations with Canada, Mexico, and the EU for a final 30 days. After almost a year of the tariffs applying to Canada and Mexico, on May 17, 2019, the U.S. government announced the elimination of the Section 232 tariffs on imports of steel coming from Canada and Mexico (effective June 2019), which has led to positive impacts in the Company's NAFTA business units. In addition, as of May 16, 2019, Turkish imports are subject to a 25% tariff after having been subject to 50% tariffs since August 2018.
The Section 232 tariffs have triggered concerns of trade deflection worldwide and several countries initiated domestic remediation measures. On March 26, 2018, the EU Commission opened ex-officio a safeguard investigation on 26 products (including 19 long, flat and stainless steel products and 7 tubes and other steel products). On July 18, 2018, the EU Commission published provisional measures which entered into force on July 19, 2018 based on global tariff quotas with a 100% quota based on average imports over the past 3 years on 23 product categories. Imports that exceeded the above quotas would face a 25% tariff but certain 'developing' countries were exempt when their import share is below 3%. The EU’s provisional safeguard measures were replaced by definitive safeguard measures approved by EU member states on January 16, 2019 and went into effect on February 2, 2019, which cover the full steel product scope, setting country-based quotas for larger importers on all product categories, except for hot rolled (global), and quarterly quota calculations for residual volumes of all products. The measures also include three phases of 5% quota relaxations in February 2019, July 2019 and July 2020, which can be adapted to market conditions for each product individually. Countries subject to quotas have an incentive to frontload the consumption of their national quota in order to benefit from the residual quotas in the final quarter of the period, thus ensuring full quota consumptions. In July 2019, the EU commission completed a review investigation of these safeguard measures and proposed modifications, which were implemented on October 1, 2019. The main changes include:
•a reduction of quotas to 3% (from the 5% quotas applicable since July 1, 2019),
•inclusion of additional countries in the developing country quota list which had met the 3% import levels,

•	a quarterly cap of 30% of the HRC global applicable to each country's total import cap for hot rolled coil, and

•
a 30% cap applicable to the last quarter per period of a country's total cap on wire rod and rebar imports, as well as a new requirement that end users (product purchasers) validate any imports of category 4B products (hot dip galvanized products used in the auto industry).

ArcelorMittal welcomed the changes approved to the final safeguard measures in Europe, however the Company considers that the applicable relaxation clauses, which increase the level of quotas currently in place, still weaken the efficiency of these measures considering the current conditions of the market.

In response to the measures adopted by the U.S. and the EU, Turkey opened a safeguard investigation on May 2, 2018 with provisional measures effective as of October 17, 2018. Turkey’s safeguard investigation on iron and steel products, which was supposed to be concluded by January 26, 2019, was extended for six months, i.e., until July 26, 2019, with provisional safeguard measures that remained in effect until May 5, 2019. The investigation covered hot-rolled, cold-rolled, coated, hot-dipped galvanized, bars and rods, angles, shapes and sections, wire rod, rails, tubes and hollow profiles and stainless steel and the provisional measures were in the form of a free tariff quota with 25% duties. Such investigation was terminated on May 7, 2019 without permanent safeguard measures being imposed. In Canada, as a result of the opening of a safeguard investigation on certain flat and long products, provisional measures were put in place on October 25, 2018 in the form of quotas and a 25% tariff on steel imports. Final safeguard measures were subsequently implemented in relation to plate and stainless wire, but not rebar, hot rolled, prepaint, wire rod and energy tubulars. The Eurasian economic union led by Russia also opened a safeguard investigation on August 7, 2018 covering some flat steel products only and on August 8, 2019, safeguard measures covering hot-rolled steel were put in place, imposing 20% tariffs above relevant quotas.
Key currency regulations and exchange controls
As a holding company, ArcelorMittal is dependent on the industrial franchise fees from, earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at subsidiaries where repatriation of funds may be affected by tax and foreign exchange policies, including in Argentina, Brazil, China, India, Kazakhstan, South Africa, Ukraine and Venezuela. Such policies are briefly summarized below; however, none of these are currently significant in the context of ArcelorMittal’s overall liquidity.

Argentina
The Argentinean foreign exchange market is regulated by the Argentine Central Bank ("BCRA"). The BCRA allows the local currency to free-float against the USD, although intervention has become more regular in recent years. The Argentinian peso (“ARS”) is a convertible currency, however currently, some capital controls have been announced in an effort to give stability to the currency. In Argentina's current environment, local restrictions on obtaining foreign currencies have increased, requiring the BCRA's approval when transfers exceed $2 million per month for related companies and for financial outflows, such as dividend payments. As of July 1, 2018, Argentina has been considered a highly inflationary country. Since September 2019, the BCRA set a limit of 5 days for exporters to convert foreign currency, while institutions will need authorization of the bank to buy USD in the foreign exchange market, except in the case of foreign trade, according to a statement from the BCRA. See also note 2.2.2 to the consolidated financial statements.
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
China
China’s foreign exchange regime has undergone significant liberalization in recent years. The People’s Bank of China (“PBOC”) maintains the Chinese renminbi in a managed float with reference to a basket of currencies. The CNY, which refers to the Chinese renminbi on the onshore market, is partially convertible and has a non-deliverable offshore market. All transactions involving foreign exchange are strictly controlled by the State Administration of Foreign Exchange. The CNH, which is the Chinese renminbi traded offshore, became deliverable in Hong Kong in July 2010. The CNH can generally be transferred freely between offshore accounts and interaction with the onshore market is growing, although transfers of CNH from Hong Kong to onshore China are subject to regulations and approval by the PBOC.
India
The Reserve Bank of India ("RBI") maintains the Indian rupee (“INR”) in a managed floating regime. The INR is partially convertible and has a non-deliverable offshore market. Onshore deliverable forwards are also available out to 10 years. The most common tenor with the best liquidity in the forwards market is one year or less. The INR is convertible for exports and imports of goods and services as well as unilateral transfers, including repatriating profits from foreign-funded companies, as well as for daily recurring transactions in the ordinary course of business. However, the INR is restricted on the capital account (purchase and sale transactions of foreign assets and liabilities) and there are specific transactions that have to be authorized by the RBI or other relevant government departments for routine capital account transactions, e.g. foreign currency borrowings under the approval route or foreign direct investments that are not permitted under the automatic route. Other permitted capital account transactions that are allowed, subject to compliance with local applicable regulations, include foreign direct investment, foreign currency loans and bonds, securities and equity investments overseas. Companies may remit dividends overseas to foreign investors after they have been declared by the board of directors of private limited companies or annual general meetings of shareholders of public limited companies. Companies can remit royalty payments to foreign parents, subject to applicable rules and regulations.
Kazakhstan
In August 2015, the National Bank of Kazakhstan devalued the Kazakhstan tenge and introduced a free-floating exchange rate with an inflation targeting regime. The National Oil Fund conducts open market operations to finance economic programs, hence the current exchange rate regime may be best described as a managed float. Liquidity in foreign exchange markets is limited and mainly non-deliverable forwards are traded on offshore markets. There are no restrictions on tenge convertibility, but domestic legal entities must state their reasons for buying foreign currency and may only trade with authorized banks.
South Africa
The South African Reserve Bank operates a managed floating foreign exchange regime. The South African rand (“ZAR”) is deliverable and largely convertible and the reserve bank is gradually relaxing exchange controls. Since January 1, 2014, companies may apply for approval to establish a holding company to hold their offshore investments. Subject to certain conditions, listed companies may place ZAR 3 billion per annum with such holding companies, which can be transferred offshore without exchange control approval, and unlisted companies may transfer ZAR 2 billion per year.
Ukraine
The National Bank of Ukraine ("NBU") is responsible for the country’s monetary policy. The exchange rate system has gone through significant liberalization during 2018-2019, though currency control for foreign currency purchases still remains in place. Deliverable forwards and foreign currency swaps are allowed on the onshore market, with an improvement in liquidity. Non-deliverable forwards are not allowed onshore, however the local market is still in a preparatory phase. On the offshore market, UAH Non-Deliverable Forwards are traded with good liquidity from both sides, with tenors of up to 1 year. Since August 2016, foreign investors are entitled to repatriate profits, income or other funds relating to investments without any restrictions, after the payment of applicable taxes. In 2019, the NBU lifted all restrictions for dividends on securities, assets repatriated by corporates, decreases in share capital or exits from local legal entities.
Venezuela
Venezuela’s foreign exchange regime has been characterized by governmental devaluation and legislative changes. DICOM is the country’s official exchange rate. On August 20, 2018, the bolivar soberano ("VES") replaced the bolivar fuerte ("VEF") at a rate of 1 VES to 100,000 VEF. The only way to convert the VES is through the DICOM rate, which sets an exchange limit of €340,000 per month for domestic legal entities. Since September 7, 2018, currency purchase and sale transactions can be freely converted by direct agreement between the parties, provided they do so through the exchange operators of the Central Bank, however, the Central Bank of Venezuela can intervene in these operations whenever it deems necessary to avoid distortions of the exchange value of the national currency. Since this regime's effective date, the foreign exchange market has been characterized by limited existence of customers and transactions for insignificant amounts. Transactions are allowed on a non-deliverable offshore market but liquidity is very limited.
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
In 2019, neither ArcelorMittal nor any of its affiliates engaged in activities, transactions or dealings relating to Iran triggering disclosure under Section 13(r).
ArcelorMittal continues to monitor developments in this area, in particular the status of U.S. Sanctions, the Joint Comprehensive Plan of Action ("JCPOA") and EU Sanctions, and the expansion of the EU Blocking Regulation (Council Regulation (EC) 2271/96). ArcelorMittal carefully monitors political risk and sanctions exposure and has procedures and systems in place intended to manage those risks.
However, ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework. It is possible that ArcelorMittal may face conflicting obligations or risks under U.S. direct and secondary sanctions and the EU Blocking Regulation, or other conflicting instruments. Despite its governance, compliance policies and procedures and continuous efforts to comply with all applicable sanctions regimes, its systems and procedures may not always prevent the occurrence of violations which may lead to regulatory penalties or cause reputational harm to operating subsidiaries, joint ventures or associates. See “Item 3.D—Key information—Risk factors.”

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
NAFTA produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate and are sold primarily to customers in the following sectors: automotive, energy, construction packaging and appliances and via distributors and processors. Flat product facilities are located at seven integrated and mini-mill sites located in three countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at three integrated and mini-mill sites located in three countries. In 2019, shipments from NAFTA totaled 20.9 million tonnes.
Brazil produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products comprise sections, wire rod, bar and rebars, billets and wire drawing. In 2019, shipments from Brazil totaled 11.2 million tonnes.
Europe produces flat, long and tubular products. Flat products include hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Flat product facilities are located at 13 integrated and mini-mill sites located in six countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing. Long product facilities are located at 10 integrated and mini-mill sites in seven countries. In addition, Europe includes downstream solutions, which provides primarily distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In 2019, shipments from Europe totaled 42.4 million tonnes.
ACIS produces a combination of flat, long and tubular products. It has six flat and long production facilities in three countries. In 2019, shipments from ACIS totaled 11.5 million tonnes, with shipments made on a worldwide basis.
Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, Africa and CIS. In 2019, iron ore and coal production from own mines totaled approximately 57.1 million tonnes and 5.5 million tonnes, respectively.
D.    Property, plant and equipment
ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.
All of ArcelorMittal's operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the five reportable segments described above in “Item 4.C—Information on the Company—Organizational structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.
For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Item 4.B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” and note 9.3 to ArcelorMittal’s consolidated financial statements.

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

Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2019 (in million tonnes)[2]
Coke Oven Battery	62	31.9	24.5
Sinter Plant	28	93.4	65.3
Blast Furnace	51	93.7	67.4
Basic Oxygen Furnace (including Tandem Furnace)	66	96.9	72.1
DRI Plant	13	9.4	6.5
Electric Arc Furnace	33	27.6	17.0
Continuous Caster—Slabs	44	87.7	63.2
Hot Rolling Mill	20	74.5	52.9
Pickling Line	31	33.6	16.0
Tandem Mill	34	40.5	25.9
Annealing Line (continuous / batch)	46	20.7	10.1
Skin Pass Mill	31	18.2	7.9
Plate Mill	10	5.4	2.2
Continuous Caster—Bloom / Billet	32	31.0	20.3
Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	4.3
Billet Rolling Mill	3	2.6	1.5
Section Mill	23	12.3	7.1
Bar Mill	21	8.7	5.7
Wire Rod Mill	17	11.2	7.2
Hot Dip Galvanizing Line	51	20.0	15.9
Electro Galvanizing Line	11	2.0	0.9
Tinplate Mill	16	3.3	1.7
Tin Free Steel (TFS)	2	0.4	0.1
Color Coating Line	17	2.8	1.7
Seamless Pipes	5	0.6	0.1
Welded Pipes	77	4.8	1.2

1.
Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2.
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

NAFTA			Crude Steel

Unit	Country	Locations	Production in 2019 (in million tonnes per year)[1]	Type of plant	Products
ArcelorMittal USA	USA	Warren, OH	n/a	Coke-Making	Coke
ArcelorMittal USA	USA	Monessen, PA	n/a	Coke-Making	Coke
ArcelorMittal USA 2 3 4	USA	East Chicago, IN	4.5	Integrated	Flat
ArcelorMittal USA	USA	Burns Harbor, IN	4.2	Integrated	Flat
ArcelorMittal USA	USA	Cleveland, OH	3.0	Integrated	Flat
ArcelorMittal USA	USA	Riverdale, IL	0.7	Integrated	Flat
ArcelorMittal USA	USA	Coatesville, PA	0.3	Mini-mill	Flat
ArcelorMittal USA	USA	Colombus, OH	n/a	Downstream	Flat
I/N Tek	USA	New Carlisle, IN	n/a	Downstream	Flat
ArcelorMittal USA [5]	USA	Conshohocken, PA	n/a	Downstream	Flat
ArcelorMittal USA	USA	Weirton, WV	n/a	Downstream	Flat
ArcelorMittal USA [6]	USA	Gary, IN	n/a	Downstream	Flat
Double G	USA	Jackson, MS	n/a	Downstream	Flat
ArcelorMittal Dofasco [7]	Canada	Hamilton	3.3	Integrated, Mini-mill	Flat
ArcelorMittal Mexico	Mexico	Lázaro Cárdenas, Celaya	3.7	Mini-mill, Integrated, and Downstream	Flat, Long/ Bar, Wire Rod
ArcelorMittal Long Products Canada	Canada	Contrecoeur East, West	2.0	Mini-mill	Long/ Wire Rod, Bars, Slabs
ArcelorMittal USA	USA	Steelton, PA	0.2	Mini-mill	Long/ Rail
ArcelorMittal Tubular Products	Canada	Brampton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	London	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Woodstock	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Hamilton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Shelby	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Marion	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Mexico	Monterrey	n/a	Downstream	Pipes and Tubes

1	Note: n/a = not applicable (no crude steel production).

2	Indiana Harbor.

3
ArcelorMittal USA idled its #2 steel plant (incl. 2 basic oxygen furnaces and 2 slab casters), its 84’’ hot strip mill, #1 aluminizing line and #5 hot dip galvanizing line at Indiana Harbor in 2016-2017, and subsequently announced permanent closure of these facilities following the full completion of the footprint optimization program in 2018.

4	ArcelorMittal USA temporarily idled its #3 blast furnace at Indiana Harbor in November 2019.

5	AcelorMittal USA idled its plate rolling unit at the Conshohocken, PA facility in August 2018. The facility continues to perform heat treating.

6	The rolling mill in Gary has been permanently idled. The facility does only heat treating.

7	ArcelorMittal Dofasco idled HDG lines #1&2 in 2017 and permanently discontinued their operation in 2019.

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

ArcelorMittal USA

ArcelorMittal USA mainly produces flat products at its steelmaking facilities located at Indiana Harbor, Burns Harbor, Cleveland, Riverdale and Coatesville.

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

The Coatesville facility is located in Pennsylvania and produces plate products for use in rail transportation, pipes & tubes and distribution segments. The Conshohocken facility (which has been idled except for heat treating operations since August 2018) and the Gary facility provide heat treating of plates produced at either Burns Harbor or Coatesville.

ArcelorMittal USA has standalone finishing facilities in Weirton, West Virginia making tin products and in Columbus, Ohio making coated products. It has coke plants at Burns Harbor and Warren that supply coke to its production facilities.

ArcelorMittal USA, through various subsidiaries, owns interests in joint operations, including (i) I/N Tek L.P. (60% interest), a cold-rolling mill near New Carlisle, Indiana;  (ii) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume steel near Jackson, Mississippi, and (iii) Hibbing Taconite Company, which is described under “—Mining” below.

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

BRAZIL			Crude Steel

Unit	Country	Locations	Production in 2019 (in million tonnes per year) [1]	Type of plant	Products
Sol	Brazil	Vitória	n/a	Coke-Making	Coke
ArcelorMittal Tubarão [2]	Brazil	Vitória	6.3	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	n/a	Downstream	Flat
ArcelorMittal Brasil	Brazil	João Monlevade	1.2	Integrated	Long/ Wire Rod
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba	1.7	Mini-mill	Long/ Bar, Wire Rod
ArcelorMittal Brasil [3]	Brazil	Barra Mansa, Resende	0.7	Mini-mill	Long/Rebar, Wire rod, Bars, Sections, Wires
Acindar	Argentina	Villa Constitucion	1.1	Mini-mill	Long/ Wire Rod, Bar
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	n/a	Downstream	Long/ Wire Rod
Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	n/a	Downstream	Pipes and Tubes

1.	Note: n/a = not applicable (no crude steel production)

2.	ArcelorMittal Tubarão completed the reline of its BF #2 in December 2019. The blast furnace remained temporarily idled due to market conditions.

3.	ArcelorMittal Brasil temporarily idled its electric arc furnaces #1&2, billet caster and long rolling mill #2 at Barra Mansa in February 2019 in response to market conditions.

ArcelorMittal Brasil

ArcelorMittal Brasil produces both flat and long steel products. Flat products are manufactured at ArcelorMittal Tubarão and ArcelorMittal Vega. Its products include slabs, hot-rolled coil, cold-rolled coil and galvanized steel, and serve customers in automotive, appliances, construction and distribution segments. The Tubarão complex uses the integrated steelmaking route to produce slabs and rolling hot-rolled coils and is strategically located with access to the Praia Mole Marine Terminal as well as road and railway systems. The Vega facility has cold-rolling and coating facilities and easy access to the port of São Francisco do Sul.

ArcelorMittal Brasil’s long products include wire rod and wire, sections, merchant bars, special bars and rebars, for use in civil construction, industrial manufacturing, agricultural and distribution sectors. It produces transformed products including, among others, welded mesh, trusses, annealed wire and nails. It owns upstream and downstream steel facilities in Monlevade, Juiz de Fora, Piracicaba, Barra Mansa and Resende and operates an extensive distribution network across the country selling to retail customers. It owns interests in two subsidiaries, Belgo Bekaert Arames Ltda. (BBA), which manufactures wire products for agricultural and industrial end-users, and Belgo-Mineira Bekaert Artefatos de Arame Ltda., which produces steel cords used in the tire industry. It also owns forests, and ArcelorMittal Bioflorestas produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and to exchange for pig iron with local producers.

Acindar

Acindar is the largest long steel producer in Argentina. It manufactures and distributes products to meet the needs of the construction, industrial, and agricultural sectors. It produces rebars, square, round, drawn and flat bars, meshes, nails, preassembled and welded cages, structural sections, piles, wire rod and barbed wire. It has an in-house distribution network that serves end-users across Argentina.

EUROPE			Crude Steel

Unit	Country	Locations	Production in 2019 (in million tonnes per year) 1 2	Type of plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	3.1	Integrated	Flat
ArcelorMittal Eisenhüttenstadt [3]	Germany	Eisenhüttenstadt	2.0	Integrated	Flat
ArcelorMittal Belgium	Belgium	Gent, Geel, Genk, Huy, Liège	5.5	Integrated and Downstream	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	6.2	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	3.8	Integrated and Downstream	Flat
ArcelorMittal España [4]	Spain	Avilés, Gijón, Etxebarri, Lesaka, Sagunto	4.2	Integrated and Downstream	Flat, Long, Rails, Wire Rod
ArcelorMittal Italy	Italy	Taranto, Genova, Novi Ligure	4.3	Integrated and Downstream	Flat, Pipes and Tubes
ArcelorMittal Poland 5 6 7	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	4.8	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao	Spain	Bilbao	0.3	Mini-mill	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	0.4	Mini-mill and Downstream	Flat
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange, Rodange	2.1	Mini-mill	Long /Sheet Piles, Rails, Sections & Special Sections
ArcelorMittal Olaberria-Bergara	Spain	Olaberría, Bergara	1.0	Mini-mill	Long/ Sections
ArcelorMittal Gandrange	France	Gandrange	n/a	Downstream	Long/ Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	0.6	Mini-mill	Long/ Bars
ArcelorMittal Hamburg	Germany	Hamburg	0.9	Mini-mill	Long/ Wire Rods

EUROPE (continued)			Crude Steel

Unit	Country	Locations	Production in 2019 (in million tonnes per year) 1 2	Type of plant	Products
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	0.9	Integrated	Long/ Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	0.2	Mini-mill	Long/ Sections
Sonasid	Morocco	Nador, Jorf Lasfar	0.5	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	0.8	Mini-mill / Integrated	Long/ Wire Rod, Bars
ArcelorMittal Tubular Products Roman SA	Romania	Roman	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Iasi SA 8	Romania	Iasi	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Karvina a.s.	Czech Republic	Karvina	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Kraków	Poland	Krakow	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hautmont	France	Hautmont	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Vitry	France	Vitry	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Chevillon	France	Chevillon	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Lexy [9]	France	Lexy, Rettel,Vincey, Fresnoy-le-Grand	n/a	Downstream	Pipes and Tubes
1.n/a = Not applicable (no crude steel production)

2.
Following European commission approval,  ArcelorMittal completed the sale of the steelmaking sites it had committed to sell as part of its acquisition of ArcelorMittal Italia. As of June 30, 2019, the following assets were sold to Liberty House: ArcelorMittal Ostrava; ArcelorMittal Galati; ArcelorMittal Skopje; ArcelorMittal Piombino; ArcelorMittal Dudelange and several finishing lines at ArcelorMittal Liège (coupling mill #1 and hot dipped galvanizing lines #4 and 5 in Flémalle, hot-rolled pickling, cold rolling and tin packaging lines in Tilleur). Production numbers in the table above do not include the production of these assets in 2019 until their disposal (namely, 1.2 million tonnes crude steel produced at ArcelorMittal Galati and 1.0 million tonnes at ArcelorMittal Ostrava for the 6 months of 2019).

3.	ArcelorMittal Eisenhüttenstadt decommissioned its bloom caster in 2019 due to technical obsolescence.

4.	ArcelorMittal España decommissioned its coke oven batteries at Aviles site in Q4 2019.

5.	ArcelorMittal Poland permanently idled its coke oven batteries #3&4 at Zdzieszowice coke plant in April 2019.

6.	The blast furnace, basic oxygen furnaces and slab caster at Krakow were temporarily idled in Q4 2019 due to market conditions.

7.	New organic coating line at Krakow was commissioned in mid-2019.

8.	ArcelorMittal Tubular Products Iasi commissioned a new pipe mill #6 in Q1 2019.

9.	ArcelorMittal Tubular Products Lexy decommissioned its pipe mill #1 at Lexy site in 2019.

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
The Florange site supplies the finishing cold facility and the coating line of Mouzon, as well as the tinplate cold facilities for certain packaging facilities. Mouzon is specialized in finishing hot dip coating operations.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. The liquid phase of Florange has been idled since October 2011 and the Company began its definitive closure and dismantling of this facility in 2018. The finishing plant of Florange has idled one continuous annealing line since September 2013, a tinplate mill since January 2012 and an organic coating line which was idled on a long-term basis since June 2011. The Company has a provision of $113 million for the dismantling of the liquid phase as of December 31, 2019.
The site of Basse-Indre is specialized in packaging activities. Its pickling line and cold-rolling mill are both idled since April 2014.
The sites of ArcelorMittal Atlantique & Lorraine produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic-coated material, tinplate, draw wall ironed tin plate (DWI) and tin free steel. Certain of its products are designed for the automotive market, such as Ultragal®, Extragal®, galfan, Usibor® (hot dip), while others are designed for the appliances market, such as Solfer® (cold-rolled) for enameling applications. In the fourth quarter of 2019, ArcelorMittal Atlantique & Lorraine reduced primary steel production at its Dunkirk site in line with the May 2019 announcement. Subsequent to year-end output has been brought back to normal levels.

Following the European commission's approval,  as of June 30, 2019, ArcelorMittal completed the sale to Liberty House Group ("Liberty") of several steelmaking assets including ArcelorMittal Dudelange (Luxembourg) as part of the divestment package the Company agreed with the European Commission during its acquisition of ArcelorMittal Italia.

ArcelorMittal Belgium
ArcelorMittal Gent
ArcelorMittal Gent is a fully integrated steel plant which is located along the Gent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. ArcelorMittal Gent produces flat steel products with high added value. A significant part of the production is coated, either by hot dip galvanizing, electro galvanizing or organic coating. ArcelorMittal Gent also includes one organic coating line located in Geel and one electro galvanizing line located in Genk. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction. In 2018, ArcelorMittal Gent invested €65 million in a new furnace at Sidgal 3 line to produce Fortiform ® grades for automotives.
ArcelorMittal Liège
The finishing facilities of ArcelorMittal Liège are located south of Liège. ArcelorMittal Liège produces a wide range of innovative products to meet the demanding needs of companies in the automotive industry and industrial domestic appliances. The operating assets in Liège include the continuous annealing line 1, hot dip galvanizing line 7 (combiline) and line 8 (Eurogal), the electrogalvanzing line 5, and the two organic coating lines 2 and 7 (combiline hot dip galvanizing line 7). It also includes the JVD (Jet Vapor Deposition) line inaugurated on February 3, 2017. This world-class innovative line coats moving strips of steel in a vacuum chamber by vaporizing zinc onto the steel at high speed to produce coated steels for automotive and other industrial applications.
Following the European commission's approval,  as of June 30, 2019, ArcelorMittal completed the sale to Liberty House Group ("Liberty") of several steelmaking assets including several finishing lines at ArcelorMittal Liège (coupling mill #1 and hot dipped galvanizing lines 4 and 5 in Flèmalle, hot-rolled pickling, cold rolling and tin packaging lines in Tilleur) as part of the divestment package the Company agreed with the European Commission during its acquisition of ArcelorMittal Italia.
ArcelorMittal Bremen
ArcelorMittal Bremen is situated on the bank of the Weser River north of Bremen, Germany. ArcelorMittal Bremen produces and sells a wide range of products including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors. In the fourth quarter of 2019, the planned stoppage for repair works of a blast furnace #3 was extended in line with the Group's announcement in the first half of 2019 of temporary reductions in steel production levels in Europe. Subsequent to year-end output has been brought back to normal levels.
ArcelorMittal Méditerranée
ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea.

ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as for the construction, home appliance, packaging, pipe and tube, engine and office material industries. The Saint-Chély plant produces electrical steel (with up to 3.2% silicon content), mainly for electrical motors. About 60% of its products are shipped from a private wharf, in part through a shuttle system. 30% of its products are shipped by rail, with the remaining amount transported by truck. See "Item 4B—Business overview—Sustainable development—Addressing air quality concerns" for details around investments related to the coke plant.
ArcelorMittal España
ArcelorMittal España’s Avilés and Gijón facilities, which are by far the largest of its facilities, are connected by ArcelorMittal España’s own railway system. These two facilities operate as a single integrated steel plant. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. The facilities are also connected by rail to the region’s two main ports, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities to other units of the Group and to ArcelorMittal España’s customers. In the fourth quarter of 2019, the planned stoppage for repair works of a blast furnace B was extended in line with the Group's announcement in the first half of 2019 of temporary reductions in steel production levels in Europe. Subsequent to year-end output has been brought back to normal levels.
ArcelorMittal España is connected to the other ArcelorMittal facilities in Spain by wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities directly to the ArcelorMittal Sagunto plant, which it supplies with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electro galvanized sheet.
ArcelorMittal España production is primarily sold to the railway, automotive and construction industries.
ArcelorMittal España’s Gijón coke plant is idled. On September 23, 2015, ArcelorMittal announced an investment of over €100 million in the refurbishment of the coke oven batteries in Gijón. The main part of the approved investment focuses on the re-construction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems. The refurbishment work started in 2016 and the coke oven batteries are expected to reach full capacity in 2020. In October 2019, the coke oven batteries of Aviles were decommissioned with the aim to be demolished and to be replaced with the Gijón coke batteries.
ArcelorMittal Italia
On November 1, 2018, ArcelorMittal completed the acquisition of ArcelorMittal Italia via the lease and subsequent conditional purchase of the business of Ilva and certain of its subsidiaries. ArcelorMittal Italia is the leading steel producer in Italy, Europe’s second largest steel consuming economy, and a new industrial hub within ArcelorMittal Europe Flat Products. ArcelorMittal Italia produces high-quality and sustainable steel to be used in a range of vital industry sectors across the domestic steel market such as construction, energy, automotive, home appliances, packaging and transport and for international export. ArcelorMittal Italia has operations across various structurally linked operating sites including Europe’s biggest single-site integrated steel facility in Taranto and rolling mills in Genoa and Novi Ligure. Genoa is also an important hub in terms of intermodal logistics. ArcelorMittal Italia will leverage new synergies between its service centers in Genoa and Canossa to serve the largest European tinplate market.
In connection with the acquisition, the Company committed to industrial capital expenditures of approximately €1.3 billion ($1.4 billion) over a seven-year period focused on blast furnaces including €0.2 billion revamping of blast furnace #5 intending to bring steel production to 8 million tonnes by 2024 (current crude steel production is limited to 6 million tonnes until environmental capex plan is completed), steel shops and finishing lines. It also committed to invest in environmental capital expenditures for approximately €0.8 billion ($0.9 billion) including €0.3 billion for stock pile coverage, €0.2 billion for reduction of emissions at coke ovens and €0.2 billion in waste water treatment, as well as environmental remediation obligations of approximately €0.3 billion ($0.4 billion), the latter of which will be funded with funds seized by the Italian Government from the former shareholder. As discussed in “Item 4.A—Information on the Company—Key transactions and events in 2019—ArcelorMittal Italia acquisitions and subsequent events”, a negotiation process is ongoing with the Italian government and the Commissioners in relation to a new industrial plan for Ilva following AM InvestCo’s notice to withdraw from, or terminate the lease agreement on November 4, 2019. As such the commitments described in this paragraph are possibly subject to change.

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
ArcelorMittal Poland produces coke and a wide range of steel products, including both long and flat products such as slabs, billets, blooms, sections, sheet piles, rails up to 120 meters long, railway accessories, mining supports sections, hot-rolled coils, sheets and strips, cold-rolled coils, sheets and strips, galvanized coils and sheets, wire-rods and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries. In the fourth quarter of 2019, ArcelorMittal Poland temporarily idled its blast furnace and steel plant in Krakow in response to weakening market outlook as was originally announced on May 6, 2019. ArcelorMittal Poland subsequently announced on February 3, 2020 that it had decided to restart its primary operations in Kraków in late March 2020.
ArcelorMittal Eisenhüttenstadt
ArcelorMittal Eisenhüttenstadt is situated on the Oder river near the German-Polish border, 110 kilometers southeast of Berlin. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated flat steel producing plant. The facility is run with one medium-sized blast furnace. In the third quarter of 2019, primary steel production was reduced at ArcelorMittal Eisenhüttenstadt in line with the May 2019 announcement, and was subsequently brought back to normal levels towards end of 2019.
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
ArcelorMittal Olaberria-Bergara
The Olaberría-Bergara facilities produce billets and sections. The Olaberría facility's production is sold to the local construction market as well as for export, while the Bergara facility’s production is sold primarily to the local European construction market.
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
During 2019, in response to the continued challenging economic context and overcapacity in Western and Eastern Europe, AMDS reduced its industrial footprint in Austria and in Belgium after also having reduced its industrial footprint in Germany (Herford, Goslar and Berlin sites) and in France in 2018.
On June 4, 2019, ArcelorMittal Construction completed the acquisition of Munker Metallprofile GmbH’s assets in Germany (see note 2.2.4 to the consolidated financial statements). The company is an independent supplier of profiles and specializes in various types of profiles such as: trapezoidal profiles, corrugated profiles, steel boxes etc.

ACIS			Crude Steel

Unit	Country	Locations	Production in 2019 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Temirtau JSC	Kazakhstan	Termitau	3.4	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryvyi Rih 2 3	Ukraine	Kryvyi Rih	5.3	Integrated	Long
ArcelorMittal South Africa 4 5	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	4.3	Integrated Mini-mill Downstream	Flat, Long, Pipes and Tubes
JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	n/a	Downstream	Pipes and Tubes

1.	Note: n/a = not applicable (no crude steel production).

2.	ArcelorMittal Kryvyi Rih temporarily idled its BF #8 in October 2019 for planned maintenance and also in response to market conditions.

3.	ArcelorMittal Kryvyi Rih commissioned its new billet caster #2 in June 2019.

4.
ArcelorMittal South Africa temporarily idled some of its downstream production lines at Vanderbijlpark (batch annealing lines, continuous annealing line, temper mills and the tinning line) in the course of 2019.

5.	ArcelorMittal South Africa restarted the melt shop at Vereeniging in January 2019.

ArcelorMittal South Africa
ArcelorMittal South Africa is the largest steel producer in Africa and its common shares are listed on the JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal South Africa has four main steel production facilities of which Vanderbijlpark, Newcastle and Vereeniging (melt shop restarted in January 2019) are located inland, while Saldanha is close to a deep-water port, which is supported by a metallurgical by-products division (Coke and Chemicals). ArcelorMittal South Africa has a diversified range of products and includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. Approximately 70% of its products are sold in the South African domestic market, while Africa is its largest export market. It also sells into Asia and has minor tonnages into Europe and the Americas.
As an outcome of ArcelorMittal South Africa's strategic asset footprint review, a decision has been made to undertake an orderly and commercial wind-down of its Saldanha Works, ultimately placing the operation on care and maintenance and implementing post-closure "holding" structure by end of the first quarter of 2020, due to the facility being uneconomical to operate in the current challenging environment. Also, it has been decided to implement volume reduction linked resizing at Newcastle, aimed at labor restructuring in line with the lower operating model by the second quarter of 2020.
The Thabazimbi Iron Ore Mine was taken over by ArcelorMittal South Africa in 2018, and commenced dry screening of a calcite hematite stockpile in September 2019 in order to recover fine iron ore (-8mm) for use at its Vanderbijlpark Works. The screened material is quality controlled in order to ensure suitability of use in conjunction with its other fine iron ore sources.

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
ArcelorMittal Temirtau sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances. The markets for its products include Kazakhstan, CIS, Russia and South-East Asia.
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

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
ArcelorMittal Mines and Infrastructure Canada	Canada	Mt Wright, Fire Lake and Port Cartier, Qc	85.0	Iron Ore Mine (open pit), pellet plant, railway and port	Concentrate and pellets
Minorca Mines	USA	Virginia, MN	100.0	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.3	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Mexico (excluding Peña Colorada)	Mexico	Sonora, Sinaloa and Michoacán	100.0	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Mexico Peña Colorada	Mexico	Minatitlán	50.0	Iron Ore Mine (open pit)	Concentrate and pellets
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	51.0	Iron Ore Mine (open pit)	Concentrate and lump
ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	95.1	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100.0	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekepa	85.0	Iron Ore Mine (open pit)	Fines
Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100.0	Coal Mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100.0	Coal Mine (underground)	Coking coal and thermal coal

Iron Ore
ArcelorMittal Mines and Infrastructure Canada
ArcelorMittal Mines and Infrastructure Canada (AMMC) is a major Canadian producer of iron ore concentrate and several types of pellets. It holds mineral rights over 33,069 hectares of land in the province of Québec, Canada. ArcelorMittal Mines and Infrastructure Canada operates the Mont-Wright Mine and concentrator near Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by the infrastructure operations of AMMC. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. ArcelorMittal Mines and Infrastructure Canada owns mineral rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, which is located approximately 53 kilometers south of Mont-Wright, dispatched approximately 15.5 million tonnes of crude ore by rail to the Mont-Wright concentrator in 2019. The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines and Infrastructure Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mineral rights. The property began operating in 1976.
The expiration dates of the mining leases range from 2025 to 2033. According to the Quebec Mining Act, a mining lease is renewable for at least three periods of ten years, provided the lessee has performed mining operations for at least two years in the previous ten years of the lease.
The Mont-Wright and Fire Lake mines are part of the highly-folded and metamorphosed southwestern branch of the Labrador Trough. The most important rock type in the area is the specular hematite iron formation forming wide, massive deposits that often form the crest of high ridges extending for many kilometers in the Quebec-Labrador area.
The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with seven lines of three stage spiral classifiers and horizontal filters. The mining complex and infrastructure has a production capacity of approximately 26 million tonnes of concentrate per year. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration furnaces. The pelletizing plant has a capacity of 10 million tonnes of pellets per year. The pelletizing plant produced 9.9 million tonnes of pellets in addition to 13.9 million tonnes of concentrate in 2019.
Electric power for Mont-Wright and the town of Fermont is supplied by Hydro-Quebec via a 157 kilometer line. In the event of an emergency, the Hart Jaune Power plant, also connected to the Hydro-Quebec grid, can supply sufficient power to maintain the operations of the essential processing facilities.
ArcelorMittal USA Iron Ore Mines
ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca and owns a majority stake in Hibbing Taconite Company, which is managed by ArcelorMittal USA since August 12, 2019 (previously managed by Cleveland Cliffs Inc).
ArcelorMittal Minorca holds the mineral rights on more than 2,800 acres necessary to mine the stated reserves. Minorca's owned/leased lands increased to approximately 17,478 acres, which includes 4,039 acres of leased land and takes into account the purchase of 160 acres of land in Meadowlands, MN for construction of wetlands as required by the State of Minnesota. The operations are located approximately three kilometers north of the town of Virginia in the northeast of Minnesota, which are accessible by road and rail. The Minorca Mine controls through leases all the mineral and surface rights needed to mine and process its estimated 2019 iron ore reserves. The expiration dates of the mining leases range from 2035 to 2056. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines - Laurentian, and East Pits - located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.8 million metric tonnes of taconite pellets in 2019. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland Steel from 1977 until 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company owns 30,561 acres and holds mineral rights over 7,465 acres through mineral leases, which are located mainly within the City of Hibbing with a processing facility located five kilometers north of the town center in the northeast of Minnesota and which is accessible by road and rail. The Hibbing operations are jointly owned by subsidiaries of ArcelorMittal USA (62.3%), Cleveland-Cliffs Inc. (23.0%) and U.S. Steel (14.7%), with ArcelorMittal USA as the managing agent of the mine and processing facilities. The Hibbing Taconite Company, through leases, controls the mineral and surface rights needed to mine and process its estimated iron ore reserves. The expiration dates of the mining leases range from 2022 to 2056. These leases can be renewed through negotiations with the mineral owners, though no obligations to renew exist for the mineral owners. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers, and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 7.5 million wet metric tonnes of taconite pellets for 2019, of which approximately 4.7 million wet metric tonnes were ArcelorMittal’s share.
Both the Minorca and Hibbing mines are located in the Mesabi iron range where iron ore has been extracted for over 100 years. The ore bodies are within the Biwabik Iron Formation, a series of shallow dipping Precambrian sedimentary rocks known as taconite with a total thickness in excess of 200 meters and running for approximately 200 kilometers. Although the first deposits mined in the Mesabi iron range consisted of oxidized hematite ores, production was shortened in the mid-1950 to low grade magnetic taconite ores. The processing of this ore involves a series of grinding and magnetic separation stages to remove the magnetite from the silica. Natural gas and electric power constitute the main sources of energy for both Minorca and Hibbing. The electric power is provided by the Minnesota Power company.
ArcelorMittal Mexico Mining Assets
ArcelorMittal Mexico operates three iron ore mines in Mexico, the San Jose and Las Truchas mines, and, through a joint operation with Ternium S.A., the Peña Colorada mine. In 2019, the El Volcan mine was closed and ArcelorMittal continues to operate certain of the El Volcan facilities with material coming from the San Jose mine.
Peña Colorada
Consorcio Minero Benito Juarez Peña Colorada, S.A. de C.V. (Peña Colorada), operating since 1974, holds mineral rights over 99,188 acres located at about 60 kilometers by highway to the northeast of the port city of Manzanillo, in the province of Minatitlán in the northwestern part of the State of Colima, Mexico. ArcelorMittal owns 50% of Peña Colorada Ltd., and Ternium S.A. owns the other 50% of the company. The Peña Colorada mine receives electrical power from the Comisión Federal de Electricidad (CFE), which is a state-owned company that serves customers across the entire country.
Peña Colorada operates an open pit mine as well as a concentrating facility and a two-line pelletizing facility. The beneficiation plant is located at the mine, whereas the pelletizing plant is located in Manzanillo. Major processing facilities include a primary crusher, a dry cobbing plant, two autogenous mills, three horizontal and two vertical ball mills and several stages of magnetic separation. The concentrate is sent as a pulp through a pipeline from the mineral processing plant to pelletizing facilities.
Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2021 to 2062.
The Peña Colorada pelletizing facility produced 3.6 million tonnes of pellets and 0.3 million tonnes of concentrate in 2019. Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Mexico, as well as to Ternium’s steel plants, by ship and by rail.
Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.
El Volcan
ArcelorMittal holds mineral rights over 1,053 hectares which previously supported its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations controlled all of the mineral rights and surface rights needed to mine and process iron ore during 2019 although the mine stopped production in April 2019 due to depletion of reserves. Until it was terminated,

ArcelorMittal operated a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site, which was accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located. Since the closing of El Volcan mine, ArcelorMittal operates plant and port facilities with material coming from San Jose mine.
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
The pre-concentration facilities at the El Volcan mine, before the mine was closed in March 2019 due to depletion of reserves, included one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. Until closing of the mine, mine exploitation and crushing operations and all transport activities were performed by contractors. While operational, the mines used two Caterpillar 3516B electric generators in continuous operation, with one generator operating 24 hours per day at an average consumption of 540 kilowatt hours while the second generator was on standby. Before the reserves were depleted, the total concentrate production in 2019 was 0.3 million tonnes.
The facilities that are continuing to be used with materials from the San Jose mines include the concentration plant and port installations. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. The concentrate and port operations are operated with ArcelorMittal’s own resources with San Jose material being fed into the Volcan plant. The concentrate is transported by rail to the Pacific port of Guaymas and then shipped to the steel plant in Lázaro Cárdenas. The concentration facility uses electric power from the national grid.
The exploitation of the San José mine began in 1946 and was handled by multiple owners until 2019, when ArcelorMittal secured a lease agreement and initiated mining and pre-concentration in the same year. ArcelorMittal secured the mineral rights to the San José operations and has a land lease agreement for both the land and the San José facilities, which is in place for a period of 3 years from March 22, 2019 to March 21, 2022.
The San José mine is part of a broad geological formation, where there are several metasomatic iron deposits produced by hydrothermal replacement at various spots within the Sinaloa State.
The San Jose facilities are located approximately 40 kilometers from Culiacán City, in the south of the Sinaloa State, being accessible by Highway 15, a paved 4-lane highway heading south toward Mazatlan. The mine is open pit and exploitation, as well as crushing operations and all transport activities are performed by contractors. Electrical power is supplied by the regional grid. The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbling high-intensity magnetic pulley and one tertiary crusher.
The pre-concentrate produced is transported by truck to the Quila railroad station for loading and is then sent to the El Volcan Concentration plant owned by ArcelorMittal. The concentrate produced is then transported by rail to the Pacific port of Guaymas to be shipped to the steel plant in Lázaro Cardenas. In 2019, San José produced 0.5 million tonnes of concentrate.
Las Truchas
ArcelorMittal now holds mineral rights over 54,177 hectares in Mexico. The Las Truchas mine is located approximately 27 kilometres southeast of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights needed to mine and process its estimated 2019 iron ore reserves. Part of the surface rights needed to mine and process the 2018 iron ore reserves expired and have since been re-negotiated. An extension of 10 years has been agreed and the executed agreement will expire in May 2029.
Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2044 to 2059.
The Las Truchas mine is an integrated iron ore operation. It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregate 2019 production of concentrate and lumps totaled 1.4 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, two ball mill and two bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is the state-owned power company, Comisión Federal de Electricidad (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lázaro Cárdenas.
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
ArcelorMittal Brasil - Andrade Mine
ArcelorMittal Brasil holds mineral rights of over 2,421 hectares located in the Iron Quadrangle (Quadrilátero Ferrífero), in the Andrade Mine area, a widely-explored and mined region located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2019 iron ore reserves, dominated by directly shippable hematite ore. In addition to the open pit mine, ArcelorMittal operates a crushing and screening facility. Feed ore is transported to Monlevade plant through a private railway line. Power is mostly generated from hydroelectric power plants and supplied by Companhia Energética de Minas Gerais (CEMIG), a publicly traded company controlled by the Government of the State of Minas Gerais.
Companhia Siderúrgica Belgo-Mineira (“CSBM”) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in João Monlevade. The mine was managed by CSBM until the end of 2004. In January 2005, Vale signed a leasing agreement with CSBM for management and operation. In December 2005, CSBM changed its name to Arcelor Brasil S.A. which was then merged in August 2007 into Belgo Siderurgia S.A. The latter then changed its name to ArcelorMittal Brasil S.A. In November 2009, Vale returned the Andrade mine to ArcelorMittal Brasil S.A. In 2019, the Andrade mine produced1.5 million tonnes of sinter feed. An increase of the crushing and screening facility production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012. In 2013, a cross road was built in order to improve shipments to the local Brazilian market. In 2018 Andrade started implementing a concentration plant that will enable concentrating Itabirite and mixing it with the hematite. This will improve the quality of the sinter feed to Monlevade Plant, have a positive impact on costs and increase its life span by 16 years. This project started production in early 2020.
ArcelorMittal Brasil - Serra Azul Mine
ArcelorMittal Brasil holds mineral rights over the central and east claims of the Serra Azul deposit over 375 hectares, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais State of Brazil and accessible by public highway. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2019 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.
In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Production is shipped mainly to local Brazilian market including the ArcelorMittal Brasil integrated plants. CEMIG supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiauçu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineração Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008. In the same year, London Mining Brazil Mineração Ltda was merged into London Mining Participações Ltda, which changed its corporate name to ArcelorMittal Mineração Serra Azul. In April 2016, ArcelorMittal Mineração Serra Azul was merged into ArcelorMittal Brasil. In 2019, ArcelorMittal Brasil - Serra Azul Mine produced 0.9 million tonnes of lumps and concentrate.
In February 2019, the Company decided to implement the evacuation plan related to its dormant Serra Azul tailing dam in Brazil, evacuating the community situated downstream to the dam as a precautionary measure based on an updated stability report following incidents in the Brazilian mining sector in order to undertake further testing and implement any necessary mitigation measures.
Both the Andrade and Serra Azul mines are located in the Iron Quadrangle (Quadrilátero Ferrífero), a widely-explored and mined region. The mineralization occurs as Itabirites, banded hematite-silica rocks, with varying weathering degrees. While the Serra Azul ore reserve estimates are constituted of rich friable Itabirites requiring some beneficiation, the Andrade ore reserve estimates are dominated by directly shippable hematite ore. As from 2020 Andrade will enable concentrating Itabirite and hematite fines as described above.
ArcelorMittal Prijedor
ArcelorMittal Prijedor, based in Bosnia and Herzegovina near Prijedor, is an iron ore mining operation in which ArcelorMittal owns 51%. ArcelorMittal Prijedor holds mineral rights over approximately 2,000 hectares, with the current concession signed in 2018 for a period of 6 years. The mine was formed in 2004 as a joint venture between ArcelorMittal and a local mining company that held the mining rights previously, Iron Ore Mines Ljubija. From a historical perspective, industrial iron ore mining in the area of the mine was first established by an Austrian mining company in 1916. The mines were nationalized in the 1950s and were then owned by the Iron Ore Mines Ljubija until 2004.
The ore is excavated at the open pit Buvac of the Omarska mine and processed in the processing plant. The processing plant involves processes of crushing, screening, gravity separation, magnetic separation and filtration. The plant is close to the mine site and crude ore is transported to the plant through a conveyor. Power is supplied from the national grid through a local power distribution company. The mine is in close proximity to public roads and a state railway, which is used for transporting the final product to the customer. Additionally, ArcelorMittal Prijedor operates a limestone quarry, from which the output is used for filling of the roads in the mine.

The Omarska deposit is composed of two ore bodies: Jezero and Buvac.

Since 2011, only the Buvac pit is in operation. It formed within a carboniferous clastic and carbonate sediments. The genesis of this deposit is attributed to hydrothermal replacement and syn-sedimentary process. The ore body is mainly composed of limonite-goethite mineralization, which was formed during weathering oxydization of the primary siderite bodies.

The Omarska deposit, to which Buvac ore body is pertaining, was originally comprised out of three ore bodies: Jezero, Buvac and a small ore body known as Mamuze. Ore reserves from Jezero and Mamuze have already been fully excavated.
In 2019, ArcelorMittal Prijedor produced and dispatched 1.4 million tonnes of final product, iron ore concentrate. The mine supplies iron ore concentrate to ArcelorMittal's steel plant, ArcelorMittal Zenica, based approximately 250 kilometers from Prijedor in central Bosnia.
ArcelorMittal Kryvyi Rih
ArcelorMittal Kryvyi Rih ("AMKR") holds mineral rights over 1,383 hectares to support its operations located roughly within the borders of the city of Kryvyi Rih, 150 kilometers southwest of Dnipro, Ukraine. AMKR's operations control all of the mineral rights and surface rights needed to mine and process its estimated 2019 iron ore reserves. AMKR operates a concentrating facility, along with two open pit sites and one underground iron ore mine. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnipro. The area is well served by rail. Power is supplied by the Ukraine energy market and is generated from a mix of nuclear, hydro, renewables and coal-fired power stations. AMKR's iron ore material base is represented by ferruginous quartzite of Novokryvorizke and Valyavkinske deposits being mined through two open pits: #2-bis and #3 and a high-grade iron ore of Kirova deposit which is processed into lump and sinter ore. In 2019, actual production was at the level of 9.8 million tonnes of concentrate and 0.8 million tonnes of sinter feed. Operations began at the Kryvyi Rih open cast in 1959 and at the Kryvyi Rih underground mine in 1933. ArcelorMittal acquired the operations in 2005.
The expiration of the agreements on the subsoil use conditions and the subsoil use permits range from 2021 for underground mine to 2038 for open pits, while the expiration of the land lease agreements ranges from 2060 to 2061.
The iron ore extracted from the Kryvyi Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the concentrator. The concentrator production process includes crushing, grinding, classification, magnetic separation and filtering. The iron ore extracted from the

Kryvyi Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryvyi Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2019 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.
Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)
ArcelorMittal Temirtau has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. Transport of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2019 iron ore reserves.
Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 0.9million tonnes of concentrate in 2019. The mine was initially commissioned in 1969 and was acquired in 2000. The existing subsoil agreement expires in 2020 and the process to renew the agreement is ongoing. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygogoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Promsnab Astana LLP.
Kentobe is an open pit operation, initially started in 1983 and acquired in 2002, located about 300 kilometers southeast of Temirtau, with production of 0.4 million tonnes of concentrate in 2019. Clearance for extension of the existing subsoil agreement until the end of 2026 was given by Kazakhstan Ministry of innovation and development and the addendum was signed on November 23, 2017. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes all the 2019 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.
Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 0.9 million tonnes of lump and fines in 2019. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. The mining lease was obtained in 2003. The existing subsoil agreement expires at the end of 2026. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary hematite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the ABB Energo LLP.
Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.6 million tonnes of concentrate in 2019. The mining lease was obtained in 2004. The existing subsoil agreement expires at the end of 2029. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both martitic oxidized ore and primary magnetite ore. Ore processing is performed by crushing and dry magnetic separation. At the Atansore operations, electric power is provided from the Kokshetauenergo center LLP.
ArcelorMittal Liberia
ArcelorMittal Liberia Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has been mining ‘direct shipping ore, or DSO’ from the Mt. Tokadeh and Mt. Gangra deposits in northern Nimba, Liberia since June 2011. AML signed a Mineral Development Agreement (“MDA”) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers 51,651.5 hectares, and is located approximately 300 kilometers northeast of Monrovia, Liberia. Three deposits within the MDA are grouped under the name “Western Range Project”, which includes the Mt. Tokadeh, Mt. Gangra and Mt Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use, operate and maintain the Buchanan to Yekepa railroad and the Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (DSO) are mined. This ore only requires crushing and screening to make it suitable for export. The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2019 was at 4.4 million tonnes, focused on the Atlantic markets. The power for the current Liberia DSO operations was previously obtained from on-site diesel based power generation. In 2019, the Company finished constructing a powerline in order to switch to a cleaner grid supply (mix of hydropower and gas). From early 2019, the mine has commenced partial reliance on the grid power supply but continues to use partial diesel gensets to prevent disruption to production.
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
The Nimba Itabirites is a 250 to 450 meter thick recrystallized iron formation. Although the iron deposits at Mt. Tokadeh, Mt. Gangra and Mt Yuelliton fit the general definition of Itabirite as laminated metamorphosed oxide-facies iron formation, they are of lower iron grade than the ore previously mined at Mount Nimba. Tropical weather effects have caused the decomposition of the rock forming minerals resulting in enrichment in the iron content that is sufficient to support a DSO operation.
Coal
ArcelorMittal Princeton
The ArcelorMittal Princeton (“AMP”) properties are located in McDowell County, West Virginia and Tazewell County, Virginia, approximately 30 miles west of the city of Princeton, West Virginia, where AMP’s corporate office is located. AMP was created in 2008 when the Mid-Vol Coal Group and the Concept Mining Group were integrated. The properties are located in the Pocahontas Coalfields of the Central Appalachian Coal Basin. The Carboniferous age coal deposits are situated in the Pottsville Group, New River and Pocahontas Formations. The rock strata, including the coal deposits, are sedimentary rocks formed by alluvial, fluvial and deltaic sediments deposited in a shallow, subsiding basin. The most common rock types are various types of sandstone and shale, with the coal deposits typically in multiple seams in relatively thin coal beds, one to five feet thick. The property has a long history of coal mining, mostly by predecessors in title to AMP. Significant underground mining of some of the deeper coal seams on the properties have occurred, notably the Pocahontas seams nos. 3 and 4, along with the no. 11 seam. In addition, a substantial amount of the thicker coal outcrops has been contour mined previously, providing access for highwall mining and on-bench storage of excess spoil from future surface mining. The properties consist of two operating areas: the Low Vol operations to the north and the Mid Vol operations to the south. 138kV high-voltage power lines deliver power to the company’s new 138/13kV substation where transformers reduce voltage for specific equipment requirements.
The Low Vol operations are located in McDowell County, West Virginia, near the communities of Northfork, Keystone, Eckman, Gary, and Welch. The Eckman Coal Preparation Plant and Dan’s Branch Loadout are also located there, as well as the following underground mines: XMV Mine Nos. 35, 39, and 43.  XMV Mine No. 32 was sold in 2017, and No. 42 was mined out and closed in 2018.  The Red Hawk surface mine and Berwind Loadout finished primary reclamation in 2018. Nearby surface operations include Easter Ridge, Mill Branch and Blue Eagle, producing coal from the upper portion of the Pocahontas Formation in seams 9-14.
The Mid Vol operations are in southeastern McDowell County, West Virginia and northwestern Tazewell County, Virginia. The nearest communities are Horsepen and Abbs Valley, Virginia as well as Anawalt, West Virginia.
All mid-vol coal production is from the surface operations of Virginia Point, Low Group and Stateline. The Roadfork Loadout is located there, providing a separate shipping point for the mid-vol metallurgical coal, as well as the oxidized (non-metallurgical) coal for the steam and PCI markets. The Red Hawk surface mine and Berwind Loadout in this area finished primary reclamation in 2018.
There are three active leases across the AMP operations which cover approximately 50% of the annual production. One of these expires in 2025 and can be renewed at the sole option of ArcelorMittal. The other two expire in 2027 and can continue to be extended until all merchantable coal is mined, subject to an amendment agreement being executed. The remaining 50% of the annual production is covered by land that is owned by Imperial Resources (an AMP entity).
The combined production of the mines in 2019 was 2.0 million tonnes of washed and direct shippable coal.
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
The Kuzembaeva mine was established in 1959. Later in 1998, 50-letiya SSSR mine was merged with Kuzembaeva mine. The eastern part of the mine borders with Karaganda City.
The Saranskaya mine began operations in 1955. It merged with the Sokurskaya mine in mid-1997 and the Aktasskaya mine in 1998. Karaganda City is located approximately 12 kilometers to the northeast.
The Abayskaya mine began operations in 1961. In 1996, it was merged with the Kalinina mine. Karaganda City is located approximately 25 kilometers to the northeast.
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
The subsoil use contract and license (all coal mines in Temirtau) will be valid until January 21, 2022. The process of renewal has already commenced. Total area under mineral rights is 28,816 hectares.
The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal concentrate is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China. In 2019, the Karaganda Coal Mines produced 3.5 million tonnes of metallurgical coal concentrate and approximately 3.0 million tonnes was consumed by the Temirtau steel operations.
Capital expenditure projects
The Company’s capital expenditures were $3.6 billion, $3.3 billion and $2.8 billion for the years ended December 31, 2019, 2018 and 2017, respectively. The following tables summarize the Company’s principal investment projects involving significant capital expenditure completed in 2019 and those that are currently ongoing. In 2020, capital expenditures are expected to be approximately $3.2 billion. ArcelorMittal expects to fund these capital expenditures primarily through internal sources. See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources—Sources and uses of cash—Net cash used in investing activities” and note 3.1 to the consolidated financial statements for further information, including capital expenditures by segment.
Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion	Note #
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90 thousand tonnes	4Q 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 145 thousand tonnes over ingot route through yield increase	2Q 2019

Ongoing Projects*
Region	Site	Project	Capacity / particulars	Forecast completion	Note #
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 145 thousand tonnes over ingot route through yield increase	2020
NAFTA	Mexico	New Hot Strip Mill	Production capacity of 2.5 million tonnes per year	2021	1
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables.	2021	2
NAFTA	Burns Harbor (US)	New walking beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	2022	3
Brazil	Juiz de Fora	Melt shop expansion	Increase in melt shop capacity by 0.2 million tonnes/year	On hold	4
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2 million tonnes/year;	On hold	4
			Sinter feed capacity of 2.3 million tonnes/year
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15 million tonnes/year	Under review	5
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

1.
On September 28, 2017, ArcelorMittal announced a major $1 billion, investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce approximately 2.5 million tonnes of flat rolled steel, approximately 1.8 million tonnes of long steel and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late in the fourth quarter of 2017 and is expected to be completed in 2021.

2.
Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2021.

3.
In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The three-year, $0.3 billion investment program to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add an approximately 100 thousand tonnes organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. Project completion is expected at the end of 2022.

4.
Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

5.
ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia is now undertaking the engineering phase of a feasibility study to identify the optimal concentration solution for utilizing the resources at Tokadeh. ArcelorMittal Liberia has completed the detailed feasibility study to identify an optimal concentration solution for utilizing resources at Tokadeh and other deposits and is working on the final investment submission.

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
India greenfield projects. The Company explored investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisaged the construction of a six million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company completed all the necessary formalities for acquiring the land by signing and executing a lease cum sale agreement for 2643.25 acres of land on December 26, 2018 and the project is currently under review.
Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of Baffinland Iron Mines Corp. (“Baffinland”), with Nunavut Iron Ore Inc. (“Nunavut Iron Ore”) owning the remaining 30%. In February 2013, ArcelorMittal and Nunavut Iron Ore entered into a joint arrangement and equalized their shareholdings at 50/50. ArcelorMittal retained operator and marketing rights and, in consideration for its increased shareholding, Nunavut Iron Ore assumed certain project funding obligations. Subsequently, following capital increases subscribed only by Nunavut Iron Ore, ArcelorMittal’s shareholding has decreased to 25.7% as of December 31, 2019. The project began commercial production in 2016. For further details, see “Item 4.D—Information on the Company—Property, plant and equipment”.
Baffinland also has approved Phase 3 of the project, which involves the construction of a railway to replace the existing truck-haul operation for transport of iron ore from Mary River to Milne Inlet, as well as expansion of mining, crushing and screening operations and port shiploading capacity. The initial plan of Phase 3 to increase production capacity to 12 million tonnes per year has been further increased on December 13, 2019 to 18 million tonnes per annum. As a result, Baffinland has budgeted approximately $1,385 million of capital expenditures for Phase 3, which will be funded with operating cash flows, additional equity and new debt. Nunavut Iron Ore contributed $450 million of equity funding for Phase 3 and, on December 13, 2019, it committed to provide an additional $125 million. ArcelorMittal had an option to provide up to $85 million of equity funding for Phase 3 which expired on March 31, 2019. A new option to provide $85.3 million in equity funding, exercisable by ArcelorMittal by no later than March 31, 2021 was agreed on December 13, 2019. ArcelorMittal had an option to convert preference shares by October 31, 2017 but this was not exercised, contributing to the subsequent dilution of ArcelorMittal’s shareholding. If Nunavut Iron Ore or other parties fund further phases, it would result in further dilution of ArcelorMittal’s shareholding. Since August 2016, ArcelorMittal and Nunavut Iron Ore shared operator rights for Baffinland’s operations. ArcelorMittal's shared operator rights terminated on June 30, 2018 and the Company retained marketing rights until December 31, 2019. ArcelorMittal is working with Nunavut Iron Ore and Baffinland on this transition of the marketing activities.
Investment projects relating to ArcelorMittal Italia and AMNS India are described in "Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2019".
Reserves (iron ore and coal)
Introduction
ArcelorMittal has both iron ore and metallurgical coal reserves. The Company’s iron ore mining operations are located in the United States, Canada, Mexico, Brazil, Liberia, Bosnia, Ukraine and Kazakhstan. The Company’s metallurgical coal mining operations are located in the United States and Kazakhstan.
The estimates of proven and probable mineral reserves at the Company’s mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists,with the exception of the Las Truchas mine in 2018 and the Las Truchas and San Jose mines in 2019 (consolidated as Mexico, excluding Peña Colorada in the tables below) where the mineral reserve estimates were prepared by Gustavson Associates and Ukraine open pit (ArcelorMittal Kryvyi Rih Open Pit), where mineral reserve estimates considering full life of mine design were prepared by

KAI Ltd. All mineral reserve estimates as of December 31, 2018 and 2019 were prepared in compliance with the requirements of SEC Industry Guide 7.
In the CIS, ArcelorMittal has conducted in-house and independent reconciliations of ore reserve estimate classifications based on SEC Industry Guide 7 and standards used by the State Committee on Reserves, known as the GKZ, or its national equivalent, in the former Soviet Union countries. The GKZ, or its national equivalent, constitutes the legal framework for ore reserve reporting in former Soviet Union countries, where ArcelorMittal operates mines. Based on these reconciliations, ArcelorMittal’s mineral reserves have been estimated by applying mine planning, technical and economic assessments defined as categories A, B and C1 according to the GKZ standards. In general, provided Industry Guide 7’s economic criteria are met (which is the case here), Category A+B is equivalent to “proven” and C1 is equivalent to “probable” reserves.

•	Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

•
Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis, considering the entire value chain. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. The Company’s reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3.D—Key information—Risk factors—Risks related to ArcelorMittal’s Mining Activities—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.
Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants and mineral reserves are reviewed on a rotating basis. In 2019, SRK Consulting (UK) Limited conducted the independent audit of the mineral reserve estimates for ArcelorMittal Kazakhstan's iron ore open pit and underground operations confirming the accuracy of the 2018 iron ore estimates. SRK Consulting (UK) Limited also conducted the review of the current life of mine plan being used as a basis for the 2019 coal mineral reserves estimates for ArcelorMittal Kazakhstan's Karaganda coal operations. Recommendations made by SRK Consulting (UK) Limited in relation to the mineral reserves estimate for 2019 are being implemented by ArcelorMittal and confirmation of reserves will be completed in 2020 in a timely manner following implementation of recommendations. Furthermore, in 2019, the compilation of mineral reserve estimates for ArcelorMittal Ukraine's open pit (ArcelorMittal Kryvyi Rih Open Pit), considering full life of mine design, were prepared by KAI with support from ArcelorMittal's local team, and figures were independently reviewed by SRK Consulting (Canada) Inc. Improvement actions were proposed and will be implemented during 2020 with the support of SRK Consulting (Canada) Inc. In 2018, iron ore mineral reserve estimates for ArcelorMittal's properties Fire Lake and Mount Wright in Canada (AMMC) were independently audited by SRK Consulting (Canada) Inc, and no material changes to the 2018 iron ore reserve estimates were recommended. Improvement points were proposed and addressed during 2019 with the support of SRK Consulting (Canada) Inc. This is reflected in the 2019 year-end reserve estimates. Following the recommendation in 2018, in 2019 SRK Consulting (Canada) Inc. conducted pit optimization and strategic mine planning, designed ultimate pits and phases, and assisted in developing a long-term production schedule with up to date technical and economical parameters with respect to AMMC's 2019 iron ore mineral reserve estimates. A second independent consultant Breton, Banville and Associates (BBA) conducted a review of the overall work performed by SRK Consulting (Canada) Inc., further detailed it and confirmed increased iron ore mineral reserves for Canada in 2019.
ArcelorMittal owns less than 100% of certain mining operations; mineral reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of mineral reserves of each mine. Please see the table below for

ArcelorMittal’s ownership interest in each mine. All of the reserves presented are estimates at December 31, 2019 (unless otherwise stated).
Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from mineral reserve estimates only.
The Company’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all ore reserves on the leased properties to be mined in accordance with current production schedules. The Company’s mineral reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations the Company carries out as part of its mine planning process and its knowledge and experience of the approvals process, the Company expects that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.
The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2019. The average iron ore spot reference price for the last three years (2017-2019) was $78.24 per tonne (delivered to China, Qingdao 62% Fe US $ per tonne, Metal Bulletin). For the same period, the average coal spot reference price was $190.20 per tonne (Premium HCC FOB Aus, Metal Bulletin). The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs. The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations. Such sustainability in turn depends on expected future operating and capital costs. The reserve base can vary from year to year due to the revision of mine plans in response to market and operational conditions, in particular market price. See “Item 3.D—Key information—Risk factors—Risks related to ArcelorMittal’s Mining Activities—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.
Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.
Iron ore reserve estimates
The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2019. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  At ArcelorMittal mining operations, proven iron ore reserve estimates are typically based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2019						As of December 31, 2018
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada	2,154	29.5	251	29.4	2,405	29.5	2,114	30.1
Minorca - USA	123	23.6	7	25.3	130	23.7	101	23.5
Hibbing - USA	106	19.8	25	19.6	131	19.8	159	19.6
Mexico (Excluding Peña Colorada)	9	36.6	107	30.7	116	31.2	124	32.4
Peña Colorada - Mexico	97	21.8	104	21.3	201	21.5	211	21.5
Brazil	52	55.5	41	49.4	93	52.8	95	53.0
Liberia	6	52.2	474	47.8	480	47.9	484	48.0
Bosnia	6	48.5	6	45.6	12	47.0	14	46.1
Ukraine open pit	71	33.6	538	34.5	609	34.4	129	33.5
Ukraine Underground	8	54.4	19	54.4	27	54.4	28	54.4
Kazakhstan open pit	2	37.8	120	39.3	122	39.3	260	39.4
Kazakhstan Underground	1	42.0	21	45.4	22	45.2	23	45.4
Total					4,348	32.4	3,742	33.1

Supplemental information on iron ore operations
The table below provides supplemental information on the producing mines.

Operations/Projects	% Ownership	In Operation Since	2019 Run of Mine Production (Million Tonnes)*	2019 Saleable Production (Million Tonnes)[1]*	Estimated Mine Life (Years)[2]
Canada	85	1976	66.4	23.8	34
Minorca - USA	100	1977	8.5	2.8	15
Hibbing - USA	62	1976	28.4	7.5	6
Mexico (Excluding Peña Colorada)	100	1976	7.1	2.2	17
Peña Colorada - Mexico	50	1974	7.9	3.9	13
Brazil	100	1944	3.2	2.3	43
Liberia	85	2011	4.3	4.4	23
Bosnia	51	2008	1.9	1.5	8
Ukraine Open Pit	95	1959	23.6	9.8	26
Ukraine Underground	95	1933	0.9	0.9	29
Kazakhstan Open Pit	100	1976	3.2	1.9	50
Kazakhstan Underground	100	1956	1.7	0.9	10

1.
Saleable production is constituted of a mix of direct shipping ore, concentrate, pellet feed and pellet products which have an iron content of approximately 64% to 66%. Exceptions in 2019 included the shipping of ore produced in Bosnia, Ukraine Underground and the Kazakhstan mines which have an iron content ranging between approximately 50% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The direct shipping ore produced from Liberia had an average iron content of approximately 62% in 2019 while the sinter fines produced for external customers in Brazil from the Serra Azul operations averaged approximately 63% and the lumps averaged 54%.

2.
The estimated mine life reported in this table corresponds to the duration of the production schedule of each operation based on the 2019 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2019 production. ArcelorMittal believes that the life of these operations will be maintained as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these iron ore reserve estimates.

* Represents 100% of production.

Changes in iron ore mineral reserve estimates: 2019 versus 2018
The Company’s iron ore mineral reserve estimates had a net increase of 606 million metric tonnes of Run of Mine and a 0.7% decrease in iron ore content between December 31, 2018 and 2019. This increase in reserves includes an addition of 903 million metric tonnes, mainly attributed to new interpretations and life of mine design at Ukraine open pit, Canada and Minorca - USA. However, this was partially offset by a downgrade of 141 million tonnes mainly attributable to Kazakhstan open pit operations and 157 million tonnes of mining depletion during 2019.
Metallurgical Coal Reserve Estimates
The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2019. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

	As of December 31, 2019									As of December 31, 2018
	Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes
Princeton - USA	66	42	24	10	90	52	5	0.7	18	94	56
Karaganda - Kazakhstan	9	4	101	46	110	50	35	0.6	29	110	54
Total					200	102	19	0.6	23	204	110
Note: Ash (%), Sulfur (%) and Volatile (%) for Princeton - USA shown in the table above are the in-situ coal qualities, whereas the Ash (%), Sulfur (%) and Volatile (%) for Karaganda - Kazakhstan are Run of Mine coal qualities.

The table below provides supplemental information on the producing mines.

Operations/Projects	% Ownership	In Operation Since	2019 Run of Mine Production (Million Tonnes)	2019 Wet Recoverable production (Million Tonnes)	Estimated Mine Life (Years)[1]
Princeton - USA	100	1995	3.6	2.0	33
Karaganda - Kazakhstan	100	1934	9.6	3.5	10

1.
The estimated mine life reported in this table corresponds to the duration of the production schedule of each operation based on the 2019 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2019 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these estimated coal reserves.

Changes in Metallurgical Coal Reserve Estimates: 2019 versus 2018 The Company’s metallurgical coal reserve estimates had a net decrease of 4 million tonnes of Run of Mine coal between December 31, 2018 and 2019. This decrease includes the mining depletion of 14 million tonnes. However, this was offset by an increase of 10 million tonnes in Princeton - USA, primarily due to a reinterpretation of modifying factors and extension of life of mine by one year at Karaganda - Kazakhstan coal operations. The reporting of recoverable coal reserves from Kazakhstan excludes the recoverable coal which in theory could be used for metallurgical applications, but which in practice is sold and used as thermal coal by ArcelorMittal at its steel plant facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 89.8 million tonnes of crude steel and, from own mines, 57.1 million tonnes of iron ore and 5.5 million tonnes of coal in 2019, as compared to production of 92.5 million tonnes of crude steel and, from own mines, 58.5 million tonnes of iron ore and 5.9 million tonnes of coal in 2018. ArcelorMittal had sales of $70.6 billion and steel shipments of 84.5 million tonnes for the year ended December 31, 2019 as compared to sales of $76.0 billion and steel shipments of 83.9 million tonnes for the year ended December 31, 2018. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, a significant steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2019, ArcelorMittal had approximately 191,000 employees.
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
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 after several strong years, which was a result of the global economic crisis. Such cyclicality, though to a lesser degree than in 2008/2009, was seen again in the downturns experienced in 2015 and 2019.
Weakness in North American and European markets have a significant impact on ArcelorMittal’s results, with these markets together accounting for over 60% of ArcelorMittal's deliveries in 2019, despite demand declining in both markets. In the European Union (“EU”), 2019 was the first year to show a decline in demand since 2012, when the onset of the eurozone crisis caused European apparent steel demand to decline over 10%. Since then, EU steel demand rebounded by 18% until 2018, returning to the average demand levels seen during the period between 2000 to 2005 but remaining almost 20% below 2007 peak levels. During this same period, import competition also increased, with imports more than doubling since 2012 to over 31 million tonnes in 2018, meaning domestic European deliveries have lost market share, impacting the ability of ArcelorMittal to serve its largest market. Steel demand fell by around 4% in the EU in 2019 as underlying real demand declined by approximately 2.5%, driven by macroeconomic headwinds including declining automobile production, coupled with significant destocking, which negatively impacted apparent steel demand by a further 2%. Underlying steel demand in the United States increased strongly following the 2008/2009 financial crisis, but apparent demand has been affected by inventory movements, since demand peaked in 2014. Although the decline in apparent demand for flat products in 2019 at around -4.7% was less severe than the decline in 2015 (-8.6%) and both of these declines were exacerbated by significant destocking. This was due to underlying real steel demand weakening more than was anticipated at the start of the year, coupled by steel prices falling from high levels, resulting in stockists and later end-users, reducing inventory levels, which negatively impacted the Company’s deliveries and profitability. Although the Company does not anticipate an economic recession in the United States over the next twelve months, as the country is in the longest economic expansion on record and given the frailty of the current global economic outlook, any new economic downturn could significantly impact ArcelorMittal’s deliveries and profitability. See “Item 3.D—Key information—Risk factors—Risks related to the global economy and the mining and steel industry.”

Demand dynamics in China have also substantially affected the global steel business. Historically, after growing strongly since 2000, Chinese steel demand started to decline in 2015 because of weaker real estate sector construction and machinery production. This decline in domestic demand led to a surge in Chinese steel exports, which more than doubled between 2012 and 2015, increasing by over 56 million tonnes to 112 million tonnes in 2015. This increase in Chinese exports was greater than the growth in world ex-China steel demand over the same period, and had the effect of curtailing domestic production in countries outside of China. A rebound in domestic demand and the beginning of a capacity reduction plan in China in the second half of 2016 led to a decline in exports, by 14% year-on-year in the second half of 2016 and by 3% for the year as whole. While most exports were directed to Asia, and exports to the U.S. were limited due to the impact of anti-dumping trade cases, a declining but still significant proportion were directed toward ArcelorMittal’s core European markets in 2016. Indeed, Chinese exports in 2015 were being sold at prices below cost (China Iron and Steel Association (CISA) reported CISA mills losing an accumulated RMB 65 billion ($10 billion) in 2015), negatively impacting prices and therefore margins in many regions. Chinese producers continued to accumulate losses until April 2016 when domestic and export prices rose sharply as domestic demand surprised producers on the upside, increasing capacity utilization. Between mid 2016 and early 2018, significant capacity had been closed, consisting of over 150 million tonnes of legal blast furnace capacity and an estimated 120 million tonnes of illegal induction furnaces. This led to a significantly higher capacity utilization rate, despite a 40 million tonnes reduction in exports over the past few years, translating into an improved domestic spread of steel prices over raw material costs, and therefore higher export prices. Starting in October 2017, this situation, combined with environmental policies which led to temporary capacity restrictions over the winter period, caused even higher utilization rates in China and an even higher spread of steel prices over raw materials. Prices have since fallen back as these temporary capacity restrictions have been less strictly enforced and the risk of continued capacity increases remains. The Company expects Chinese steel demand to grow in 2020 within a range of +0.0% to +1.0% (versus estimated growth of +3.2% in 2019) driven by robust real estate activity and given the Company’s current view on the Coronavirus. This may be revised downward due to the impact of the

Coronavirus on Chinese demand and the knock-on impact elsewhere. However, demand is eventually expected to decline as infrastructure spending has been front-loaded and real estate demand structurally weakens due to lower levels of rural-urban migration. If this does not coincide with renewed capacity closures, this is expected to have a negative impact on steel prices and spreads. See “Item 3.D—Key information—Risk factors—Risks related to the global economy and the mining and steel industry—Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.”

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
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs; however longer term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2015 and 2019 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example throughout 2019 as well as the fourth quarters of 2015, 2016 and 2018.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are also directly impacted by iron ore prices, which decreased significantly in 2015, ending the year at $40 per tonne ("/t") and averaging only $56/t. Iron ore (62% Fe) prices rebounded from $40/t during December 2015 to an average of $58/t during 2016, and the upward trend continued into the first quarter of 2017 with an average of $86/t, and then fluctuated between $60-75/t during most of the following two years, leading to an annual average of $71/t in 2017 and $69/t in 2018. Vale’s Brumadinho dam disaster at the end of January 2019, coupled with strong steel production in China during the first half of 2019, pushed the price up to highs above $120/t in July. Vale managed to bring back 35 million tonnes of supply by the end of 2019, allowing the price to decline to an average of $92/t during December 2019 as supply better matched levels of demand. Iron ore prices have so far remained slightly above these levels during January 2020 but should iron ore prices decline significantly from these levels as further supply is brought online and especially if Chinese demand weakens, this would negatively impact ArcelorMittal’s revenues and profitability. See “Item 3.D—Key information—Risk factors—Risks related to the global economy and the mining and steel industry—Protracted low steel and iron ore prices would likely have an adverse effect on ArcelorMittal’s results of operations.”

Economic environment

Global growth in 2019 is estimated to have been 2.6% - its lowest level since the global financial crisis ("GFC") in 2008/09. This subdued growth is a consequence of rising trade barriers, elevated uncertainty surrounding trade and geopolitical issues and the impact of prior U.S. interest rate increases which had a tightening effect on financing conditions in emerging economies ("EM"s). A notable feature of the sluggish growth in 2019 was the sharp and geographically broad-based slowdown in manufacturing and global trade. A few factors drove this slowdown, including higher tariffs and prolonged uncertainty surrounding trade policy which dented investment and demand for capital goods that are heavily traded. The automobile industry is continuing to contract due to distinct reasons, including lower demand and disruptions from new emission standards in Europe and China. Consequently, global import volume growth in 2019 declined to less than 1%, the weakest level since 2015. In contrast to weak manufacturing and trade, the services sector across much of the globe continues to hold up, which has kept labor markets buoyant and wage growth healthy in advanced economies.
U.S. GDP growth decelerated to 2.4% in 2019 from 2.9% in 2018, amid slowing investment and exports as the heightened uncertainty due to trade policy and increasing perceived risk of recession caused businesses to scale back investment. Escalation of the U.S.-China trade conflict led to increased U.S. tariffs of 25% (from 10%) on $250 billion of Chinese imports, and imposed 15% tariffs on an additional $160 billion. While the recent “Phase-One” trade deal with China rolled back some of the tariffs (15% tariff halved to 7.5%), rising tariffs increased trade costs in 2019, while policy uncertainty weighed on investment and confidence. As in many other advanced economies, the U.S. manufacturing sector has been weak, while support from tax cuts and changes in government spending faded and became a drag on growth. Despite these headwinds, the labor market has remained robust and benefited from a rising participation rate. The unemployment rate of 3.5% which was reached at certain points of 2019 was near a decade low and wage growth has been solid, fueling resilient private consumption. However, concerns about the global outlook and persistent below-target inflation have resulted in the Federal Reserve cutting its policy rates by 75 basis points since mid-2019. See “Item 4.B—Information on the Company—Business overview—Government regulations—Foreign trade” and “Item 3.D—Key information—Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”
After reaching a cyclical peak of 2.7% in 2017, EU GDP growth slowed notably to 2.0% in 2018 and 1.4% in 2019. The main source of the slowdown has been weaker external demand, including from Turkey and Asia, especially China. External trade drove most of the volatility in eurozone growth in recent years, with exports contracting during 2019. While the U.S.-China trade war was partly responsible, exports to Asia have fallen, other impacts include Brexit-related uncertainty and especially Turkey’s recession reducing external demand from the automotive sector, which was exacerbated by the disruption caused by emission standards. Several economies were on the verge of recession at some point during 2019, particularly Germany as its industrial sector was exposed to weakness in external trade and disruptions to car production. By contrast, domestic fundamentals in Europe remain strong, with unemployment having fallen to 6.3% in 2019 the lowest level since the GFC and increasing real wages supporting household consumption. As a result, the European economy remains dominated by the wide divergence between resilient activity in services and a struggling manufacturing sector.
Growth in China slowed from 6.6% in 2018 to a still robust 6.2% in 2019, supported by resilient consumption. Growth has decelerated amid cooling domestic demand and heightened trade tensions, with trade policy uncertainty weighing on sentiment for most of 2019. Industrial production growth has reached multi-year lows (5.5% in 2019) and trade flows have weakened substantially. Imports, especially those of intermediate goods, have declined, falling more than exports, partly reflecting a deceleration in domestic demand. The contraction in exports to the U.S. deepened due to the escalation in trade tensions resulting in new tariffs imposed on Chinese exports to the U.S. (although some tariffs have been reduced since the "Phase-One" trade deal discussed above was reached), though shipments to the rest of the world were somewhat more resilient. In response to the deceleration in activity, monetary policy has become more accommodative, but regulatory tightening to reduce non-bank lending has continued. The government has also stepped up some fiscal measures, including tax cuts and increased bond issuances by the central government to support local governments’ public infrastructure investment spending. As a result, total debt has surpassed 260% of GDP, but the share of non-bank lending has continued to decline.
GDP growth in Brazil slowed slightly to 1.2% in 2019 (compared to 1.3% in 2018), largely due to weak growth in the first half of 2019, reflecting the impact of the iron ore dam disaster (Brumadinho) which caused a contraction in mining output and the recession in Argentina - Brazil’s largest trading partner - leading to weaker export growth. In Russia, growth weakened to 1.3% (compared to 2.3% in 2018) due to slower investment growth as high funding costs due to the risk of further sanctions dampened private investment, while slow implementation of the infrastructure-related national projects impacted public investment. Exports have also fallen, due to lower oil prices, while an increase in VAT negatively impacted private consumption. Following the sharp lira depreciation and associated recession in late-2018, Turkey’s economy recovered during the second half of 2019, with 2019 growth averaging 0.3%, supported by expansionary fiscal policy and rapid credit expansion by state-owned banks. In South Africa, growth remained subdued at 0.3% in 2019 (down from 0.8% in 2018) due to infrastructure bottlenecks - especially in electricity supply - and weakening external demand, particularly from the eurozone and China. Slowing global trade, a weakness in global automotive sales and destocking, have negatively impacted global manufacturing, with output growth slowing in 2019 to an estimated 1.9% (down from 3.8% in 2018). While growth in manufacturing output in China weakened to 5.7% (down from 6.3% in 2018), world-ex China manufacturing output declined by approximately 0.4%. The main impacts came from developed markets, where manufacturing output is estimated to have contracted by approximately 0.9% in 2019, offsetting an estimated 0.8% growth in output from developing markets ex-China. European manufacturing has been impacted by weakness in automotive production which has impacted Europe more than the U.S., with output estimated to have declined by 0.8% while output in the U.S. was broadly stable in 2019.
Global apparent steel consumption (“ASC”) is estimated to have grown by 1.1% in 2019 following strong growth of 2.4% in 2018. ASC growth in China remained resilient at 3%, primarily driven by construction, supporting robust machinery output, offsetting declining automotive output and slower growth in infrastructure. World-ex China ASC is down by around 0.8% year-on-year. Demand in developing ex-China is estimated to have declined by an estimated 1.2% year-on-year, due to domestic crises in some large emerging markets causing steel demand to decline sharply in Turkey (-10% year-on-year), Iran (-7% year-on-year) and Argentina (-14% year-on-year). This more than offset growth in India (+4% year-on-year), ASEAN (+3% year-on-year) and Russia (+4% year-on-year). In EU28, underlying demand for steel was impacted by weak manufacturing, particularly automotive and machinery, due to weaker external demand and heightened uncertainty related to both the U.S.-China trade conflict and Brexit. Weakness in real demand led to inventory destocking, causing ASC to decline by over 4% in 2019. While underlying demand for steel in the US performed better than EU28, U.S. ASC is estimated to have declined by around 2% year-on-year, with construction performing better than manufacturing. Indeed, due to weaker than expected manufacturing output, and prices declining from elevated levels, stockists reduced inventory levels causing demand for flat products to decline over 4% year-on-year, more than offsetting continued growth in longs.
Sources: GDP and industrial production data and estimates sourced from Oxford Economics January 17, 2020.
Steel production
After growing strongly in 2017 (+6.3%) and 2018 (+4.7%), reaching 1.79 billion tonnes in 2018, world crude steel production in 2019 is estimated to have increased 3.5% year-on-year to 1.85 billion tonnes, primarily driven by increased production in China. In 2019, China accounted for 52% of global steel production, East Asia 12%, EU28 9%, NAFTA 7%, India 6%, CIS 6% and the rest of the world 8%. World ex-China production declined by 1.6% (down 14 million tonnes) as the higher output in the U.S. (+1.5%), India (+1.8%) and Middle East (+20%) was not enough to offset lower output in other developed markets, particularly in the EU (-4.9%) and Developed Asia (-3.6%), and in some emerging markets, including Turkey (-9.6%) and South America (-8.4%).
Chinese steel production data over the past few years has been subject to increased uncertainty due to under-reporting, particularly at illegal induction furnaces ("IF"s) after most were closed during 2017. Since IF production was mostly unrecorded in the official figures previously, and this production has moved to mills whose production is recorded officially, it led to official estimates of production growing more strongly than actual production output as estimated by ArcelorMittal. Although the Company believes that the most recent production data is broadly accurate, it estimates that production was under-recorded until mid-2018, meaning that the World Steel Association's growth rate of 8.3% in 2019 is overstated (as are growth rates in 2017 and 2018). ArcelorMittal's crude steel production estimates are consistent with its belief that Chinese steel demand grew just over 3%, supported by the Company's proprietary bottom-up steel demand modeling, as well as China’s production and trade in raw materials and metallics.

World ex-China steel production declined in 2019 as production in all major regions either fell or stagnated, except for the Middle East, where output rose by 7.3 million tonnes, largely due to Iran, where output grew more than 30% year-on-year. In 2018, production in the EU28 (168 million tonnes) was curtailed by increased import penetration despite continued demand growth and due to weakness in German steel production. In 2019, while a sharp fall in domestic European steel prices led to lower import penetration, steel production in EU28 declined by approximately 9 million tonnes to 159 million tonnes as the weakness in industrial output, particularly automotive production, led to much weaker steel demand. In North America, strong production growth in 2018 (4.4% year-on-year) was driven by U.S. fiscal stimulus and supported by Section 232 applied tariffs and quotas on steel imports. As the impact of the U.S. fiscal stimulus faded and North America steel demand fell, steel production in 2019 declined slightly (-0.8% year-on-year) due to weaker manufacturing with lower production in Mexico (-8.0%) and Canada (-4.9%) more than offsetting growth in the U.S. (+1.5%). The decline in steel output in South America was mainly caused by a 9% decline in Brazil production (down 3.2 million tonnes). Production in Developed Asia fell by 3.6% year-on-year (down 7 million tonnes), particularly Japan (-4.8%) and South Korea (-1.5%). Weakness in CIS steel production is due to persistent weakness in Ukrainian steel production (2019 production of 21 million tonnes is one third below the 2011 peak of 35 million tonnes), while Russian production declined slightly to 71.2 million tonnes from its historically high production in 2018 (approximately 72 million tonnes). After increasing 13.1% year-on-year to a record 37.5 million tonnes in 2017, Turkish steel production fell significantly to 33.4 million tonnes in 2019 as the economy suffered from a domestic recession triggered by a lira crisis in late 2018 which led to a collapse in domestic demand, especially in the construction sector.
Annual Global production data above is estimated using the 63 countries for which monthly production data is published by the World Steel Association.

Steel prices
Flat products

Steel prices for flat products in Europe were stable in Southern Europe and on a slight upward trend in Northern Europe during the first quarter of 2017 compared to December 2016. Prices of hot rolled coil (“HRC”) increased in Northern Europe by €69/t quarter-on-quarter and in Southern Europe by €63/t quarter-on-quarter. Prices weakened in the second quarter of 2017 with an average price decline of €47/t in Europe. The average HRC prices for the first half of 2017 were at €545/t in Northern Europe and €513/t in Southern Europe compared to the first half of 2016. Prices bottomed out in July 2017, thus the downtrend reversed during August and September 2017. In the third quarter of 2017, spot HRC prices in Northern Europe remained €5/t below the second quarter 2017 average, and in Southern Europe there was an average increase of €9/t quarter-on-quarter. There was little fluctuation in prices in the fourth quarter of 2017, with a quarter-on-quarter improvement of €22/t in Northern Europe and €11/t in Southern Europe. HRC prices during the second half of 2017 increased €65/t in Northern Europe and €67/t in Southern Europe compared to the second half of 2016.
In the first quarter of 2018, steel prices for flat products in Europe continued their steady upward trend which started in November 2017. HRC prices peaked towards the end of March at €574/t in Northern Europe. In Southern Europe, HRC prices increased from €519/t in January to €558/t at the beginning of March. In the second quarter of 2018, prices decreased sharply in USD terms following the international market trend. However, the depreciation of the euro against the USD helped sustain domestic HRC prices in euro terms, with a low of €561/t in Northern Europe at the beginning of June 2018, €13 below its peak in April 2018. In Southern Europe, HRC prices bottomed out at €514/t by mid-June 2018 from a peak of €544/t in April 2018. Average HRC prices were €564/t in Northern Europe and €538/t in Southern Europe for the first half of 2018, compared to €545/t in Northern Europe and €513/t in Southern Europe for the first half of 2017. The provisional safeguard measures and tariff rate quotas implemented in July 2018 did not create a tangible effect on market protection in Europe and there was very limited improvement in flat products prices during the third quarter of 2018. In Northern Europe HRC prices increased slightly in euro terms compared to the June level but only to reach a quarterly average of €566/t representing a €1/t decrease quarter-on-quarter, while in Southern Europe the price improvement averaged at €537/t representing a €7/t increase over the second quarter level. In USD terms, however, prices declined across the regions due to further euro depreciation against USD. Market seasonality, high inventory levels and imports pressured prices during the fourth quarter of 2018 and HRC prices declined in euro and USD terms both in Northern Europe by €18/t to €548/t and in Southern Europe by €38/t to €499/t compared to the third quarter of 2018 average levels. Overall, the second half 2018 HRC prices averaged at €557/t in Northern Europe and at €518/t in Southern Europe, corresponding to a €30/t and €13/t year-on-year increase, respectively.
In the first quarter of 2019, steel prices for flat products in Europe continued their steady downward trend which started in September 2018. The prices of HRC in Northern Europe reached €517/t in January 2019, finishing the quarter €8/t lower, at €509/t. The decrease was attributable to weak domestic demand in the beginning of the year, high levels of inventories and the influence of declining international steel prices. In Southern Europe, HRC prices followed an inversed trend starting at €470/t in January and closing the quarter at €486/t, €16/t higher. This inversed trend was partially driven by a stronger demand in Southern Europe and partially by the Turkish imports that were entering the Italian market with higher price ranges between €495/t-€500/t Cost, Insurance and Freight Free Out (“CIFFO”) effective. Domestic mills followed the Turkish import prices.
In the second quarter of 2019, prices in Northern Europe continued to decrease and ended the quarter at €487/t, which was €11/t lower compared to April 2019. HRC prices in the Southern regions followed the same trend from the previous quarter peaking in June at €472/t, from €469/t in April. Turkish suppliers continued with their export offers of €470/t-€480/t CIFFO effective into Italy and Iberia, providing room for further increases in Southern European domestic prices, given there was no import price pressure. The average HRC prices for the first half of 2019 were €499/t in Northern Europe and €472/t in Southern Europe, which were accordingly €65 and €66/t lower than in the first half of 2018.

Flat products prices continued to slide down in the third quarter of 2019, impacted by soft demand and weakening international raw material prices. HRC in Northern Europe had several trenches of price drops, ending the quarter at €469/t, which was €18/t lower versus the previous quarter. In Southern Europe the price of HRC averaged €453/t, which was €19/t lower compared to the second quarter of 2019. Market seasonality, high inventory levels and import pressure during the fourth quarter of 2019 pushed the HRC prices on a downward spiral. Several attempts of price increases were rejected by the market, as real demand in Europe was weak. In Northern Europe, HRC prices ended the fourth quarter at €431/t, which was €38 lower quarter-on-quarter and in Southern Europe, HRC averaged €413/t in the fourth quarter of 2019, €40/t lower than the previous quarter. In the second half of 2019, HRC prices averaged €450/t in Northern Europe and €433/t in Southern Europe respectively €107/t and €85/t lower than the second half of 2018.

In the United States, HRC spot prices increased during the first quarter of 2017 by an average of $106/t quarter-on-quarter. Price levels improved sharply during January, had stability during February and peaked at $725/t by end of March 2017, to reach their highest average level since September 2014. During the second quarter of 2017, HRC spot prices decreased $11/t quarter-on-quarter, with progressive declines until the first week of June 2017, but were followed by a price pickup, sustained by declining inventories and improved international market sentiment. The average HRC price in the United States during the first half of 2017 was $688/t compared to the first half of 2016 at $547/t. The HRC spot price slightly improved in July and August, and stabilized towards the end of the third quarter of 2017, increasing $4/t quarter-on-quarter. Slight declines were recorded during October, but prices picked up during November and December to reach $704/t by the end of 2017. The average prices during the fourth quarter of 2017 decreased $2/t quarter-on-quarter. Overall, in the second half of 2017 prices averaged at $686/t, representing a $68/t increase compared to the second half of 2016.
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
In the United States, domestic HRC prices in the first half of 2019 continued the downward trend that began in July 2018. The first quarter of 2019 started with prices at $776/t in January and in March reached $767/t ($9/t lower). Prices in the second quarter of 2019 plunged even deeper - from $749/t in April to $598/t in June (a drop of $151/t), well below import parity levels. This descent represents the market’s search for an equilibrium point after additional local capacity came on-stream in the second half of 2018. This additional supply availability added pressure on domestic prices at the same time as domestic mills were fighting imports. U.S. suppliers' short lead time combined with comfortable inventory levels at customers contributed to the downward trend in domestic prices.

The average HRC price for the first half of 2019 in the United States was $723/t, as compared to $907/t for the first half of 2018 (a drop of $184/t). The anticipated decline in imports, as an outcome of the implementation of the Section 232 import tariffs was not as strong as expected. Therefore, import prices continued to add pressure on the domestic pricing. The HRC import Houston DDP index continued to decline over the first half of 2019, from $746/t in the first quarter to $685/t in the second quarter.
In the second half of 2019, the average HRC price in the United States was $603/t, $330/t below the second half of 2018. The dramatic decrease is due to 2018 having been a record year in which prices were inflated by Section 232 import tariffs on steel. In 2019, prices fell due to weak real demand and decreasing scrap prices. The average HRC price for the third quarter was $627/t, a drop of $52/t versus the previous quarter which was mainly due to the scrap USA #1 Busheling price dropping by $33/t, to $290/t and pressure from destocking at both Steel Service Centers (“SSCs”) and Original Equipment Manufacturers (“OEMs”).
Prices in the fourth quarter of 2019 averaged at $579/t, which is $48/t lower versus the third quarter. The situation further deteriorated in October due to the strike at General Motors that added to the market's negative sentiment. From November onwards, some relief came as scrap started an upward trend and international prices began to show signs of recovery. As a result, the fourth quarter ended in December at $623/t from the yearly low of $545/t, recorded in October.
In China, spot HRC prices increased during the first quarter of 2017, compared to the average levels of the fourth quarter of 2016, fluctuating on an upward trend until the first part of February 2017, but deteriorated afterwards, in line with raw material basket cost decline. Domestic HRC prices increased during the first quarter of 2017 by an average of $35/t quarter-on-quarter. Prices then continued to slide, hitting a bottom level of $374/t, VAT excluded by mid-May, followed however by a rapid recovery to a $439/t, VAT excluded average in June, supported by a new upward trend in raw materials cost, positive market sentiment and local mill interest to ramp up production and maximize profits. HRC spot prices decreased in the second quarter of 2017 on average by $62/t quarter-on-quarter. In the first half of 2017, HRC domestic prices in China averaged $427/t, VAT excluded, compared to $317/t, VAT excluded, during the first half of 2016. HRC spot prices in China continued their steady increase in the beginning of September and increased for the third quarter of 2017 by $113/t quarter-on-quarter. The price increases slowed down during the fourth quarter of 2017 with an increase of $29/t quarter-on-quarter. HRC spot prices in China averaged $523/t, VAT excluded in the second half of 2017, an increase of $138/t, VAT excluded from the second half of 2016.

In China, spot HRC prices fluctuated during the first quarter of 2018, peaking at $562/t VAT excluded at the end of February, followed by a sharp decline due to weak demand and high inventories. HRC prices bottomed out at the end of March at $507/t VAT excluded. Production cuts in several regions and mill inspections to ensure compliance with pollution emission standards impacted supply during the second quarter of 2018. These measures supported HRC prices in China, which increased from $524/t VAT excluded at the beginning of April to a high of $581/t VAT excluded by mid-June. However, due to improvements in production levels and seasonal weak demand, HRC prices declined at the end of the month. In China, HRC domestic prices averaged $555/t VAT excluded for the first half of 2018, as compared to $427/t VAT excluded for the first half of 2017.

Despite the implementation of tough environmental controls and positive fiscal policies to expand domestic demand, production continued to increase, sustained by attractive margins, while consumption remained flat during the second half of 2018. This resulted in further pressure on HRC prices in China, which declined by $15/t (during the third quarter of 2018) as compared to the second quarter average level to $546/t VAT excluded and by an additional $58/t to $488/t VAT excluded during the fourth quarter of 2018. HRC domestic prices averaged $517/t VAT excluded for the second half of 2018, representing a $7/t decline as compared to $524/t VAT excluded for the second half of 2017.

In China, spot HRC prices averaged at $482/t VAT excluded in the first quarter of 2019. The year started in January with prices at $467/t, strengthening to $494/t by March, as a result of the market’s resumed activity following the Chinese New Year. In the second quarter of 2019, due to Brazil's major accident at one of its largest iron ore mining facilities, as well as due to the market seasonality, the peak prices were reached in April at $523/t VAT excluded. The second quarter of 2019 closed in at an average of $512/t VAT excluded. Despite the governmental measures targeting production cuts due to overcapacity and environmental issues, domestic mills have reacted slowly to the indications, driving the domestic price by end of June 2019 to $493/t VAT excluded, i.e. on a downward trajectory. The HRC domestic price in China averaged $497/t VAT excluded for the first half of 2019, compared to $557/t VAT excluded for the first half of 2018.

The downward spiral of the Chinese HRC price continued in the third quarter of 2019 reaching $474/t, which was $38/t lower versus the previous quarter, with increased inventory levels of both raw materials and finished products. Domestic demand was impacted by seasonality. The fourth quarter of 2019 began with further weakening of Chinese HRC prices, with October being the weakest month at an average of $441/t. The Purchasing Managers’ Index (“PMI”) dropped to its lowest point in four years, with the rate of new order intake dropping by over 5% for both domestic and exports. However, the market started to improve from November onwards when the 7-month downward spiral reversed. Better domestic demand and a decrease in finished product inventory (-10% month-on-month) helped improve the prices in November. In December, international steel prices started to improve, which also supported a positive price environment in China. The fourth quarter of 2019 ended at $462/t, $12/t lower than in the third quarter. HRC spot prices in China averaged $468/t, VAT excluded in the second half of 2019, a decrease of $50/t, VAT excluded from the second half of 2018.

The following table presents the spot HRC average price range per tonne in Northern and Southern Europe, the United States and China on a quarterly basis from 2017 to 2019.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2017	€569	€537	$694	$458
Q2 2017	€521	€491	$682	$396
Q3 2017	€517	€500	$687	$509
Q4 2017	€538	€510	$685	$538

Q1 2018	€561	€545	$834	$549
Q2 2018	€567	€530	$980	$565
Q3 2018	€566	€537	$982	$546
Q4 2018	€548	€499	$883	$489

Q1 2019	€510	€477	$766	$482
Q2 2019	€487	€467	$679	$512
Q3 2019	€469	€453	$627	$474
Q4 2019	€431	€413	$579	$462

Long products
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

Long steel product prices remained relatively stable in Europe in euro terms at the beginning of 2018 compared to the peak level in December 2017, but continued their upward trend in USD terms as the euro strengthened. Prices weakened from mid-February and towards the end of the first quarter of 2018 with inventories reaching comfortable levels and a cautious market following the volatility in raw material costs. Medium sections prices declined from €625/t in January to €600/t by the end of March. Similarly, rebar prices declined from €568/t in January to €553/t in March. Prices remained stable again during April 2018 but followed a downward trend until mid-June when medium sections bottomed out at €585/t and rebar at €528/t. Average medium sections prices were €603/t in Europe for the first half of 2018 as compared to an average of €508/t for the first half of 2017. Average rebar prices were €552/t in Europe for the first half of 2018 as compared to €452/t for the first half of 2017. Good market sentiment and strong demand supported an improvement of long product prices during the third quarter of 2018, with medium sections reaching €620/t and rebars €560/t by September corresponding to a €35/t and €32/t increase, respectively, as compared to the bottom level in June, and representing a quarter-on-quarter average improvement of €20/t for medium sections and €6 for rebars. Prices remained relatively stable during the fourth quarter of 2018 as compared to the levels at the end of September despite some weakening in rebars with a quarterly average of €538/t representing a €13/t decrease quarter-on-quarter. The average medium sections prices were €618/t in Europe for the second half of 2018 as compared to €557/t for the second half of 2017. The average rebar prices were €545/t in Europe for the second half of 2018 as compared to €517/t for the second half of 2017.

Prices of long steel products in Europe continued their steady downward trend in 2019. In January 2019, rebar price and medium sections price reached €528/t and €624/t, respectively. The rebar price decline started in August 2018, while the medium sections price decline started in January 2019. By the end of March 2019, the rebar price and the medium section price dropped to €526/t and €588/t, respectively, reaching a quarterly average of €526/t and €605/t, respectively. In June 2019, prices bottomed further to €501/t for rebar and €579/t for medium sections. The falling domestic pricing environment followed the trend of weakening world scrap prices on international markets.

In Europe, the average medium sections price for the first half of 2019 was €595/t as compared to an average of €603/t for the first half of 2018. The average rebar price for the first half of 2019 was €521/t as compared to €552/t for the first half of 2018.

Prices for long steel products in Europe continued their steady downward trend in the second half of 2019. The prices reached a floor in November 2019 at €452/t for rebar and €521/t for medium sections, the lowest over the last two years. The average medium sections price in Europe for the second half of 2019 was €548/t as compared to €619/t for the second half of 2018, representing a drop of €71/t year-on-year. The average rebar price in Europe for the second half of 2019 was €476/t as compared to €545/t for the second half of 2018, a decrease of €69/t year-on-year.

In the first quarter of 2017, imported scrap HMS 1&2 in Turkey improved by $18/t compared to the fourth quarter of 2016 average of $275/t CFR. Rebar export prices closely followed the evolution of Turkey imported Scrap HMS 1&2, declining in the beginning of 2017 from $430/t FOB in December 2016 to close to an average of $390/t FOB by the end of January 2017, and continued fluctuating towards the end of March 2017. However, Turkish rebar export prices increased during the first quarter of 2017 by $14/t quarter-on quarter. The price fluctuation continued during the second quarter of 2017, but with an uptick towards the end of June with an overall increase of $4/t over the previous quarter. The average price in the first half of 2017 for rebar exported from Turkey was $425/t FOB compared to $388/t FOB in the first half of 2016. From July through the end of 2017, the Turkey rebar FOB price has been fluctuating on an upward trend, closely following HMS 1&2 Turkey CFR price evolution. After hitting a three-year high of $550/t FOB in the beginning of September 2017, rebar prices declined to $508/t FOB by October. This drove an increase in the average price range during the third quarter of 2017 by $80/t quarter-on-quarter. Toward the end of 2017, the Turkey rebar FOB export price reached $570/t, and further improved the quarterly average price by $20/t for the fourth quarter of 2017. The average Turkey rebar export price was $517/t FOB in the second half of 2017, an increase of $123/t compared to $394/t FOB for the second half of 2016.

In the first quarter of 2018, the price of imported scrap HMS 1&2 in Turkey improved by $40/t to an average level of $363/t CFR as compared to the fourth quarter of 2017. Rebar export prices closely followed the evolution of Turkey imported scrap HMS 1&2, declining from $573/t FOB at the beginning of January to $555/t FOB by the end of the month. Rebar export prices then increased to a peak of $590/t FOB by the end of February followed by a downward trend reaching $568/t FOB at the end of March. During the second quarter of 2018, the Turkish export rebar price continued to follow a downward trend alongside the scrap HMS 1&2 index, ranging between $565/t FOB at the beginning of April to $540/t FOB at the end of May. The average Turkish export rebar price for the first half of 2018 was $562/t FOB, as compared to $425/t FOB for the first half of 2017. With US and European markets blocked for Turkish exporters due to EU safeguard measures and doubling of the Section 232 import tariffs into the U.S., Turkish producers faced increased competition on alternative markets resulting in further pressure on export rebar prices during the first part of the third quarter. Prices seemed to bottom out mid-August at $523/t; however they continued to deteriorate during October to a $500/t level. After a small uptick in November supported by an improvement in scrap prices as well as a strengthening of the Turkish Lira, Turkish export rebar prices dropped by the end of the fourth quarter of 2018 to $455/t, the lowest level since July 2017. The average Turkish export rebar price for the second half of 2018 was $507/t FOB, as compared to $518/t FOB for the second half of 2017.

In Turkey, rebar export prices continue to align closely with the evolution of world scrap prices. The first quarter of 2019 started for Turkish rebar at one of the lowest points compared to the previous six quarters, being at $466/t FOB, which is in line with the bottomed HMS 1&2 index at $310/t CFR. However, the March 2019 rebar export price was $482/t FOB, higher by $36/t compared to January at $446/t. During the second quarter of 2019, the Turkish export rebar price followed a month over month downward trend alongside scrap HMS 1&2 index, from a high of $480/t FOB at beginning of April down to $468/t FOB at the end of June. Nevertheless, the average for the second quarter, at $473/t, was higher than the average for the previous quarter at $466/t. In the first half of 2019, the Turkish export rebar price averaged $470/t FOB compared to $562/t FOB average during the first half of 2018.
In the third quarter of 2019, the price of Turkish rebar continued the downward trend from the previous quarter, reaching $441/t FOB, which is a $32/t decrease quarter-on-quarter. July opened the quarter at $461/t, while September closed at $413/t, representing a drop of $48/t driven by the seasonally limited demand. In October, prices reached a floor for the year at $405/t, which was also the lowest point over the last three years. The prices subsequently increased with the overall fourth quarter of 2019 averaging at $421/t. The year closed in December with a price of $442/t, $37/t higher versus the low reached in October. The increase in prices was driven by the U.S. scrap price improvement from early November, which recovered the $40/t lost in September/October and ended the year in December at $290/t, although not enough to surpass the level from the first half of the year at $348/t. The average Turkish rebar export price for the second half of 2019 was $431/t FOB as compared to $508/t FOB for the second half of 2018.

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2017	€515	€463	$424
Q2 2017	€501	€441	$427
Q3 2017	€530	€469	$507
Q4 2017	€587	€553	$527

Q1 2018	€614	€558	$572
Q2 2018	€592	€545	$552
Q3 2018	€611	€551	$525
Q4 2018	€626	€538	$490

Q1 2019	€605	€526	$466
Q2 2019	€583	€515	$473
Q3 2019	€567	€490	$441
Q4 2019	€529	€461	$421
Current and anticipated trends in steel production and prices
The global economy clearly slowed in 2019, particularly in Europe, and the lower global automotive production weighed on steel demand. This impact was exacerbated by supply chain destocking in all the major markets, particularly in the Company’s core markets of NAFTA, Europe and Brazil.
In China, in 2019, ArcelorMittal believes steel production grew almost 3% (despite the 8.3% increase in official figures - see discussion in "-Steel production" above) as demand grew over 3%, while net exports declined by 6 million tonnes. Before the onset of the coronavirus, the Company expected production to grow in 2019 as domestic demand increased by around 1 to 2%, coupled by marginally higher exports as world ex-China demand grows. This may be revised downward due to the impact of the Coronavirus on Chinese demand and the knock-on impact elsewhere, particularly the rest of Asia. The Chinese HRC spread (difference between raw material costs and finished steel prices) in 2017 increased from approximately $150/t in the first half of 2017 to $250/t in the second half supported by an elevated crude steel utilization rate mainly due to a structural steel capacity cut and the winter heating season policy, which temporarily restricted steel supply. Since then, Chinese spreads have seen a sharp correction, declining from $280/t in the third quarter of 2018 to approximately $160/t in the third quarter of 2019. This was largely impacted by the Chinese government lowering the focus on reducing emissions and deleveraging and increasing the focus on sustaining the economy. This led to both stronger demand in 2019 (largely due to the stimulus plan targeting infrastructure), and to more capacity (due to less effective winter capacity constraints and some capacity creep). The U.S.-China “phase one” trade deal led to improved market sentiment, which resulted in industrial restocking. The Chinese government also continued to ease liquidity conditions moderately, as a tool to simulate the economy supporting an improved HRC spread, reaching $190-200 by the end of 2019 and sustained into January 2020. The precise impact of the Coronavirus is unknown but has had a negative impact on Chinese prices and spreads, and could continue to have a negative impact if inventories continue to rise at mills in China, putting downward pressure on pricing. While the Company expects a significant negative impact on industrial output and steel demand during the first quarter of 2020, assuming the disruption fades soon, employment and incomes are expected to be relatively unaffected, with most of the lost output expected to be recouped during the remainder of 2020, supported by fiscal and monetary easing. However, in 2020 both GDP and steel demand growth are still likely to be weaker than what was expected prior to the outbreak (Steel demand now expected to grow only 0 to 1% in 2020, down from 1 to 2% previously expected).
U.S. ASC decreased by almost -2% in 2019, as significant destocking and declining auto output led flat products to decline -4.7%, coupled with reduced pipe and tube deliveries, this more than offset growth in long products. Imports, however, continued to decline in 2019 (-18% year-on-year) due to Section 232 25% tariffs on most non-NAFTA countries, which allowed domestic production to increase (+1.5% year-on-year). The Company anticipates a small (0 to 1%) further increase in steel demand in 2020, but with imports expected to be broadly stable, steel production is expected to grow at a similar rate to demand. In the EU, steel demand declined by over 4%, driven by weaker real demand and exacerbated by destocking, which accounted for almost half the decline in apparent steel consumption. Brazilian flat products demand was also negatively impacted by destocking in 2019 and alongside continuing growth in real demand, the Company expects growth in apparent steel consumption of almost 5% in 2020. Despite imports declining too, steel production in the EU still declined by 4.9% in 2019. While real steel demand is expected to remain weak in 2020, an end to destocking is expected to support mild growth (around +1.5%) in ASC. In 2020, the Company expects continued pressure from imports, which is why appropriate safeguard measures on steel trade are important to enable European mills to benefit from any improvement in demand.
Overall, ArcelorMittal expects world ex-China ASC to grow again in 2020 due to relatively strong demand growth in developing Asian markets and a rebound from significant declines in Turkish steel demand, coupled by slow growth in developed markets. Continued capacity restraint and relatively stable production in China, together with continued growth in demand in world ex-China is expected to lead to a gradual improvement in utilization and support the spread of steel prices over raw material costs. However, the Coronavirus is having a significant impact on Chinese demand during the first quarter of 2020 and is likely to have a negative impact elsewhere, mainly Asia, through reduced goods exports to China, fewer tourists from China and supply-chain disruptions due to shortages of Chinese produced intermediate goods. Although the impact on the Company's core markets is expected to be smaller, until the virus is under control, these cannot be quantified and our current forecasts for steel demand assume that the situation in China does not deteriorate materially. However, the recent increase in cases outside China is worrying and increases the risk of a global pandemic and a much larger negative impact on global GDP. The Company is monitoring the situation closely and in particular in Italy, as should the virus spread more widely through Europe this will likely have a material impact on the Company’s sales and profitability in 2020.

Raw materials
The primary raw material inputs for a steelmaker are iron ore, coking coal, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, their prices may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources. In 2017, the increase in the average reference iron ore and hard coking coal price that occurred in 2016 continued due to the impact of closures of induction furnaces capacity since 2016. In 2017, iron ore and coking coal prices increased by 22.3% and 31.5% year-on-year respectively (Metal Bulletin 2017 vs. 2016). In the first quarter of 2018, iron ore market reference prices increased following a decrease in the fourth quarter of 2017, averaging $74.39/t, up 13.6% compared to the fourth quarter of 2017 (Metal Bulletin 2018 vs. 2017), supported by robust crude steel production in China. For the full year 2018, the strong steel production in China amid its fight against air pollution and overcapacity kept iron ore and coking coal prices at elevated levels and boosted prices for high-grade qualities as steel mills chased productivity. Though prices for the most common qualities of iron ore decreased 2.2% year-on-year in 2018, the high-grade qualities of iron ore posted a price increase on an annual basis. Coking coal prices increased 10.3% compared to 2017 (Metal Bulletin 2018 vs. 2017).

In 2019, iron ore market reference prices increased following a supply disruption caused by the collapse of the Brumadinho dam owned by Vale in Brazil on January 25, 2019 and the cyclone in Australia mining region (end of March 2019), averaging $93.63/t, up 34% compared to 2018 (Metal Bulletin 2019 vs. 2018).

Coking coal prices in 2018 averaged $206.58/t (compared to $187.31/t in 2017) and were supported by robust crude steel production in China as well as bullish market sentiment from risk of lower Australian supply due to the announcement of changes in the maintenance schedule by the main local rail network operator. Coking coal prices in 2019 averaged $177.36/t (compared to $206.58/t in 2018) and were initially supported by incidents in Australia (heavy rains, accident at Anglo’s Moranbah mine) and the local Australian rail network operator trade union’s industrial action and maintenance works, however, in the second half of 2019, the prices decreased, driven by coking coal import restrictions at key Chinese ports and a weak demand from India amid domestic slowdown.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2017, 2018 and 2019, the trend for using shorter-term pricing cycles continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
Iron ore prices recovered to $85.60/t in the first quarter of 2017 following strong demand for steel after the Chinese New Year. The average price for the second quarter of 2017 decreased to $62.90/t; this downward trend was influenced by increased inventory levels at Chinese ports. In the third quarter of 2017, the average price increased to $71.20/t driven by bullish sentiment in the steel market reflected in strong steel PMIs (Purchasing Manager Index) for China. During the fourth quarter of 2017, the price varied from a minimum of $58.52/t on October 31, 2017 and a maximum of $76.36/t on December 22, 2017, with the average for the fourth quarter at $65.50/t. The quarter was marked by high volatility driven by environmental regulation announcements by the Chinese authorities to constrain emissions and steel production during the 2017-2018 winter period.
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

In the first quarter of 2019, following the Vale owned Brumadinho dam disaster in Brazil, the seaborne iron ore market surged to $82.41/t on average, up 15% compared to the last quarter of 2018. The supply shock was aggravated by the cyclone season in Australia with some Australian iron ore producers lowering their output guidance for the year, which contributed to reaching $100.92/t on average in the second quarter of 2019 with a peak of $125.77/t observed on July 2 (Metal Bulletin) also supported by lower inventories at Chinese ports. Prices remained elevated in July at $119.93/t in average and sharply decreased in August to $90.69/t following expectations of weaker demand as well as the impact of currency risks which were exacerbated by the decision of China’s central bank to depreciate the yuan in response to decision of the U.S. government to extend punitive tariffs, both of which cast uncertainty on the iron ore future market, along with supply recovery. In September 2019, iron ore prices rose again on the back of a supportive paper market and expectations of increased end-user restocking activity. The average price for the third quarter of 2019 was $102.03/t. October 2019 was bearish with continued lack of end-user demand for iron ore fines ahead of announcements for winter production cuts. However, prices recovered sharply in November amid higher end-user demand for high-grade materials and supportive futures market for steel. The fourth quarter of 2019 average price was $88.97/t and the average price for 2019 was $93.63/t (Metal Bulletin).

Coking coal
In the first quarter of 2017, the spot prices (Metal Bulletin Premium Hard Coking Coal FOB Australia index "HCC FOB") sharply dropped from $266.50/t in December 2016 (monthly average) to $155.20/t in March 2017 (monthly average) with the average spot price for the first quarter at $166.80/t. The temporary relief of the Chinese working days restriction and fully recovered supply from Australia, as well as expected additional seaborne supply from North America allowed such a sharp drop in prices by the end of the first quarter of 2017. At the beginning of the second quarter of 2017, the cyclone Debbie that unexpectedly hit Australia caused supply disruptions and spot prices spiked. The upward trend of April up to $300/t on April 18, 2017 and a monthly average of $257.80/t was followed by the downward trend in May and June as the Australia mining-rail-port system recovered earlier than expected from the cyclone disruption. The spot price decreased through the second quarter to $175/t in May (monthly average) and $145/t in June 2017 (monthly average), leading to an average spot price for the second quarter of 2017 of $190.60/t.
For the second quarter of 2017, a new index-based methodology was adopted for the premium HCC FOB Australia quarterly contract price between some Japanese steel makers and Australian HCC suppliers. In the third quarter of 2017, the average spot price (Metal Bulletin Premium HCC FOB Australia index) increased to $188.30/t driven by bullish sentiment in the steel market and strong steel PMIs for China. In the fourth quarter, supported by the port congestion in Australia, the price further increased to $203.50/t.
Coking coal prices entered 2018 as a bullish market with record high vessel queues at a key port in Queensland, Australia and Chinese restocking demand high ahead of the Chinese New Year holiday. The spot prices (Metal Bulletin Premium HCC FOB Australia index) averaged $228.48/t in the first quarter of 2018 increasing 36.8% year-on-year and 12.2% as compared to the fourth quarter of 2017. The elevated prices were then corrected in the second quarter and reached $188.89/t (quarterly average) due to the extension of Chinese winter restrictions until April and delayed increase of steel demand in China. However, the downward movement was limited by a continued threat of supply disruptions due to Aurizon’s announced change in the maintenance plan at its rail system in Australia, and safety check at Chinese mines. The price also found support from Chinese coke prices as domestic coke producers faced environmental crackdowns. In the third quarter, coking coal prices averaged $184/t and $183/t in July and August respectively with no major supply disruption and less demand during Indian monsoon season. The prices rose again in September to $198/t with demand from strong steel production in China amid healthy margins and tight supply of low-Sulphur coking coal in the Chinese domestic market. Prices kept on increasing in the last quarter on the back of strong steel production and threat of supply issues from scheduled maintenance at key Australian ports which increased port queues again to the record levels seen at the end of 2017. The bullish sentiment found support from the breakout of a fire at one Australian mine, rendering it idle for at least six months. The coking coal spot prices increased to a quarterly average of $220.79/t in the fourth quarter of 2018.
In the first quarter of 2019, coking coal prices were volatile ranging from $190/t to $217/t. The volatility was supported by incidents in Australia, including heavy rains, an accident at Anglo’s Moranbah mine and a trade union's industrial action at a local rail network operator. The average spot price in the first quarter of 2019 was $206.33/t (Metal Bulletin Premium HCC FOB Australia index). In the second quarter of 2019, prices first increased to the quarter’s high of $213.16/t on May 13, 2019 fueled by the increased sentiment of potential less availability of metallurgical coal railroad capacity in Australia due to maintenance at a local rail network operator in April. Prices then decreased to $191.61/t on June 28, 2019 due to reduced steel margins putting pressure on coke prices. The average spot price in the second quarter of 2019 was $202.85/t. In the third quarter of 2019, tightening of coking coal import restrictions at key Chinese ports and weak demand from India during the monsoon season led to a decrease in prices with the average spot price at $161.03/t (Metal Bulletin Premium HCC FOB Australia index). In the fourth quarter of 2019, the bearish trend in the coking coal market continued driven by a slowdown in Chinese imports including a ban on imports at China’s largest coking coal handling port in Jingtang effective from October 1, 2019. Weak demand from India post the monsoon season amid domestic slowdown contributed to this bearish trend. The average coking coal spot price decreased to $139.27/t in the fourth quarter of 2019.
ArcelorMittal has continued to leverage its iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2017	85.63	166.82
Q2 2017	62.90	190.58
Q3 2017	71.24	188.34
Q4 2017	65.50	203.5

Q1 2018	74.39	228.48
Q2 2018	65.97	188.89
Q3 2018	66.86	188.17
Q4 2018	71.56	220.79

Q1 2019	82.41	206.33
Q2 2019	100.92	202.85
Q3 2019	102.03	161.03
Q4 2019	88.97	139.27

Scrap
The Company considers the German suppliers’ index (“BDSV”) Delivered at Place (“DAP”) as market reference.

During 2019, the BDSV for reference grade E3 started in January at €262/t and reached a maximum for the period of €278/t in March. From April on it decreased month by month until reaching the bottom in October at €196/t € followed by two consecutive increases in November and December to €244/t. The average index for 2019 was €252/t as compared to €285/t for 2018 and €259/t for 2017, a decrease of €33 or 12% less than 2018.

Turkey’s scrap imports declined by 11% in the first nine months of 2019 compared to the same period of 2018, nevertheless it remains by far the main scrap buying country in the international market. Turkish Electric Arc Furnace steel production share dropped from 69% in 2018 to 68% in the first 9 months of 2019 and total crude steel production was down by 10.1% in the same period. The Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2019 at $280/t reaching a maximum for the year in March at $317/t and then dropped during the second quarter to $286/t in June. It then reached a peak in July at $288/t followed by a continuous decrease until October to $233/t and then increasing again to reach $290/t in December. The average yearly prices were $294/t in 2017, $334/t in 2018 and $281/t in 2019. The average European scrap prices were consistent with the exports HMS 1&2 CFR Turkey, North Europe reference for 2019.

In the domestic U.S. market, HMS 1 delivered Midwest index was $75/t lower in 2019 than 2018. The Midwest Index for HMS 1 decreased from an average of $322/t for 2018 to $247/t for 2019. On the export market, HMS export FOB New York average prices of 2019 were at $266/t, a decrease by $54/t compared to 2018 ($280/t in 2017).

Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is the price of manganese ore which was at the level of $5.63 per dry metric tonne unit (“dmt”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China for 2019, representing a 21% decrease from $7.16/dmt in 2018 ($5.97/dmt in 2017) mainly due to overstocking of material at Chinese ports reflecting low appetite from manganese alloy producers as a result of low steel demand.
Manganese alloys prices also followed a downward trend where high carbon ferro manganese decreased by 10% from $1,330/t in 2018 to $1,203/t in 2019 ($1,428/t in 2017), silicon manganese decreased by 7% from $1,325/t in 2018 to $1,234/t in 2019 ($1,343/t in 2017) and medium carbon ferro manganese decreased by 8% from $1,930/t in 2018 to $1,780/t in 2019 ($1,910/t in 2017).

Base metals
Base metals used by ArcelorMittal are zinc, tin and aluminum for coating, aluminum for deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc for 2019 was $2,549/t, representing a 13% decrease as compared to the 2018 average of $2,926/t (the 2017 average was $2,896/t). Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 51,225 tonnes as of December 31, 2019, representing a 60% decrease compared to December 31, 2018 when registered stocks stood at 129,325 tonnes (182,050 tonnes in 2017).
The average price of tin for 2019 was $18,671/t, 7% lower than the 2018 average of $20,167/t (2017 average was $20,098/t).
The average price of aluminum for 2019 was $1,792/t, representing a 15% decrease compared to the 2018 average of $2,110/t (the 2017 average was $1,968/t).
The average price of nickel for 2019 was $13,936/t, representing a 6% increase compared to the 2018 average of $13,118/t (the 2017 average was $10,407/t).
Energy market
Solid fuels, electricity and natural gas are some of the primary raw material inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts.

Oil
In the first quarter of 2016, after decreasing for six quarters in a row, the Brent crude oil price leveled at just below $30/barrel (“bbl”). To boost prices, a group of producers led by OPEC (the "Organization of the Petroleum Exporting Countries") and Russia agreed at the end of 2016 to cut production by 1.8 million barrels per day (“bpd”). Initially, the cuts were expected to last for only six months. However, an extension in May 2017 and again in November the same year launched an era in which production cuts became a popular tool among producers to support global oil prices. As a consequence, prices increased starting in the summer of 2017 when prices gained 75% year-on-year from $45/bbl in May 2017 to $80/bbl in May 2018, with prices continuing to steadily increase throughout the first three quarters of 2018. The Brent crude oil front month contract started 2018 at $66/bbl and peaked at $86/bbl (a 4-year high) in October 2018. During the same period, the U.S. pulled out of the Iran nuclear deal, and was threatening sanctions against any country which further imported Iranian oil. In the following months, Brent crude oil fell more than 30% and finished the year at $53.80/bbl, a 15-month low. The drop was backed by growing concerns of a global economic slowdown as a tariff war between the world's biggest economies (namely, the U.S. and China) intensified. To stop plummeting prices, a final effort from OPEC and its allies was made in early December 2018, when they jointly decided to cut output by 1.2 million bpd throughout the first half of 2019. Immediately, the oil market started tightening throughout the first quarter of 2019, finishing the first half of the year just higher than $65/bbl. The driving forces of 2019 proved to be the same as in 2018. While tensions grew in the Middle East fueled by renewed sanctions on Iran, the U.S. continued to pump oil at record high levels. The U.S. and China continued its trade war and the UK continued to postpone Brexit. At the start of the third quarter of 2019, OPEC and Russia confirmed that they would continue their efforts to balance the global market by extending the 1.2 million bpd cut by another nine months and into the first quarter of 2020. In December 2019, a decision was made to increase the level of cuts in the first quarter of 2020 but not to extend these cuts beyond March 2020. In the meantime, Iran's retaliation threats kept the oil markets on alert. Throughout 2019, Brent crude oil moved between $55/bbl and $75/bbl, not exposing a clear trend, not even after supply shocks like the bombing of a Saudi facility in September. Brent crude oil finished the year in the middle of the range at $66/bbl.
The following table shows certain quarterly average prices of oil, thermal coal and CO2 for the past three years:

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European thermal coal import (API2) spot average price $ per ton	European Union allowance spot average price € per ton of CO2 equivalent

Q1 2017	54.57	51.78	77.86	5.17
Q2 2017	50.79	48.15	75.71	4.81
Q3 2017	52.17	48.20	86.11	5.91
Q4 2017	61.46	55.30	92.68	7.47

Q1 2018	67.23	62.89	86.09	9.80
Q2 2018	74.97	67.91	89.97	14.49
Q3 2018	75.84	69.43	98.66	18.85
Q4 2018	68.60	59.34	92.45	20.47

Q1 2019	63.83	54.90	75.38	22.24
Q2 2019	68.47	59.91	57.13	25.55
Q3 2019	62.03	56.44	58.75	26.93
Q4 2019	62.42	56.87	58.24	24.88

CO2
The integrated steel process involves carbon and CO2, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. Launched in 2005, the European Union Emission Trading System (“EU-ETS”) is currently in its third phase, stretching from 2013 to December 2020 and the trading system for the period after 2020 has been revised in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. The EU-ETS is based on a cap-and-trade principle; it sets a cap on greenhouse gas emissions (“GHG”) from covered installations, which is then reduced year after year. Since 2009, a surplus of emission allowances has built up in the EU-ETS, keeping prices below €10 per ton of CO2 equivalent (“€/tCO2e”) until 2018. In 2016 and 2017, the price for a European Union Allowance (“EUA”) - which gives the holder the right to emit one ton of carbon dioxide (“CO2”) - ranged between €4/tCO2e and €6/tCO2e.
To boost the EUA price and to provide an incentive to the industry and the power sector to alter their behavior in terms of CO2 emissions, in July 2015 the European Commission proposed a reform of the EU-ETS for the period 2021-2030 (phase 4). More than 2 years later, inter-institutional negotiations were concluded presenting solutions to reduce the current surplus. Consequently, in November 2017 the EUA price crossed the €8/tCO2e mark for the first time since January 2016. With the EU Council’s final approval in February 2018, the ETS reform became law (Directive (EU) 2018/410). As a result, the EUA price surged further and only leveled after surpassing the historical high of €25/tCO2e in September 2018. This marked a 360% price increase in only nine months. At the end of 2018, the price reached an all-time high of €25.3/tCO2e amid thin trading activity during the holiday period. Throughout the first half of 2019 the EUA price increased by 15% and finished the second quarter of 2019 at €26.5/tCO2e. Not only did the EUA price increase but the market also witnessed great volatility mainly driven by uncertainties around Brexit, the end of the compliance period in April and the market stability reserve (“MSR”) which started operating in January 2019, reducing auction supplies since the second week of January. A new historical high was reached in July 2019, when the price for a EUA touched €30/tCO2e. However, more generally, during the first quarter of 2019, prices remained around €22/tCO2e while prices remained around €25/tCO2e for the rest of 2019.
For further information on the Company's CO2 emissions and related risks see "Item 4.B—Business overview—Sustainable development—Management Theme #2: Climate change" and "Item 3.D—Key information—Risk factors—Risks related to the global economy and the mining and steel industry—Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal's results of operations and financial condition."

Thermal coal
The 2017/2018 winter began with a Chinese campaign aimed at switching millions of households from using coal to natural gas for heating purposes. At the same time, the country tightened imports by banning small ports from receiving foreign coal cargoes. The campaign unexpectedly boosted demand from coal-fired power plants as it created a shortage of natural gas. The tightening of the Asian market had some severe spill-overs to the European market and pushed the spot price for all publications index number 2 (“API2”) - which reflects the price for imports into ARA (Amsterdam-Rotterdam-Antwerp) - above $90/t, a level not seen since the end of 2012. Throughout the first quarter of 2018, the API2 shed almost 20% as the global supply demand balance softened amid the Chinese New Year holiday. After increasing throughout the second quarter of 2018, the API2 reached a new 6-year high when it surpassed the $100/t mark in the third quarter. This was triggered by utilities replenishing stocks and strong demand from power stations due to a hot and dry summer. In the fourth quarter of 2018, prices remained volatile but decreased almost 20% amid China's imposition of new import restrictions, and Europe benefiting from a mild start to the winter. During the first half of 2019, the downward trend continued and the spot contract for API2 lost more than 40%, finishing the second quarter of 2019 at a 3 year low of just below $50/t. This sharp price decrease was driven by coal-to-gas switching across the European power sector and an abundance of supply, since Australia had to redirect its cargoes due to Chinese import restrictions. During the third quarter of 2019, short term prices rebounded amid higher spot demand and stock replenishing activity ahead of the winter. However, a milder than average winter led to a price decrease of almost 20% during the fourth quarter of 2019, from around $64/t in September to $52/t end of December.
Natural gas - Europe
Year after year, the natural gas market moves toward becoming a global commodity due to the continuous development of liquefied natural gas (“LNG”), driven by the construction of new liquefaction units (called trains) in Russia, Australia and in the U.S. The worldwide LNG exports reached 485 billion cubic meters (“bcm”) in 2019, an increase of 11.5% compared to 2017. Consequently, natural gas is increasingly exposed to the same commodity super-cycles that also affect thermal coal and crude oil, for example. Unlike thermal coal and crude oil, the European natural gas market is showing stronger seasonal patterns.
Despite starting 2018 at the same price level as 2017, the 2018 TTF Spot Price (the price for natural gas to be delivered the next day, which is traded on a virtual trading platform located in the Netherlands) averaged €22.85 per Megawatt hour (“€/MWh”), which is more than 30% higher than the 2017 average (€17.32/MWh). The year 2018 started with milder than normal weather but a late cold snap at the end of February brought freezing temperatures from Siberia to Europe. Combined with limited storage flexibility and supply problems across Europe, spot prices at major European hubs skyrocketed to multi-year highs. In the aftermath, northwest European natural gas storage levels dropped well below the 5-year average. Efforts to refill storages, together with strong summer demand from natural gas fired power plants, exceptionally high LNG prices and an overall rising energy complex kept supporting European natural gas prices up until the start of the fourth quarter of 2018 (an increase of 50% throughout the first nine months of the year). During the last quarter of 2018, the TTF spot price tumbled from €29.50/MWh down to €22.00/MWh. This trend continued into 2019, and the TTF spot price plummeted below the €10.00/MWh mark by end of June. This sharp decrease of 55% from the beginning of first quarter to the end of second quarter happened on the back of milder than normal seasonal temperatures, rapidly improving storage levels, historical high LNG arrivals and a continuous strong import of Norwegian and Russian piped gas. Even high levels of coal-to-gas switching across the European power sector could not prevent prices from dropping to historical lows by the end of June. Throughout the third quarter of 2019, TTF spot prices traded in average at €10.2/MWh (year-on-year decrease of 58%), with a low in September close to €7/MWh. In November, TTF spot prices traded up and reached levels of around €16.6/MWh. This price increase was supported by colder temperatures and the fear that Russia and Ukraine would not be able to sign a new multi-year transit contract. It was only in the very last days of December that the two countries agreed on a deal leading to a price collapse during the second half of December, and the front month delivery finished the year at €11.7/MWh.
Natural gas - United States

In 2019, natural gas production in the U.S. reached another record. Total production grew by 8.3 billion cubic feet per day ("bcf/d") in 2019 year-over-year, with associated gas contributing to more than half (4.5 bcf/d) of the increase. Gas markets across the U.S. remain oversupplied and continuously pressured Henry Hub gas prices lower in search of a new floor. Consequently, low gas prices in 2019 led to another record year for gas-for-power demand at 31 bcf/d, growing 2 bcf/d from the previous year. Furthermore, 2019 was also a record year for LNG development in the number of final investment decisions reached ("FIDs") and LNG train start-ups. More than 30 Million Metric Tonnes per Annum ("mmpta") of capacity became available following the FIDs reached in 2019, the single largest year in U.S. LNG history. In 2019, the U.S. exported a total of 37.6 mmpta of LNG, which marks an increase of 66% year-on-year.

In North America, natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. In the first nine months of 2018, the Henry Hub front month price (the price for gas traded on a U.S. virtual trading platform, for delivery in the next calendar month) averaged $2.85 per million British Thermal Units ("/MMBtu"), a 6.5% decrease compared to the first nine months of 2017. The recession in natural gas prices that held from the beginning of 2015 until September 2018 changed in the first two weeks of November 2018, as weather-related natural gas demand increased sharply, and the relatively low levels of natural gas in storage could not provide the needed flexibility leading to a 60% price increase in only 10 days. In mid-November 2018, the front-month Henry Hub natural gas futures hit a price of $4.8/MMBtu, the highest price since the second quarter of 2014. Consequently, at the end of November, natural gas inventories stood 19% lower than the previous five-year average forcing the Henry Hub Month Ahead price to average $4.0/MMBtu throughout November and December 2018. Henry Hub natural gas futures lost more than 20% throughout the first half of 2019 and at the end of June stood more than 50% lower than the winter peak in the fourth quarter of 2018. U.S. dry gas production during the first quarter of 2019 was almost 13% higher than in the same period a year earlier. This led to a faster than normal rise of working stocks in underground storage, resulting in downward pressure of the natural gas market. This downward pressure persisted throughout the second half of 2019, with only occasional spikes up to $2.7/MMBtu in September and $2.9/MMBtu in November. Nevertheless, the fourth quarter of 2019 averaged $2.4/MMBtu (down 35% from the fourth quarter of 2018).
Natural gas - Asia

Throughout the first quarter of 2018, the Platts Japan Korea Marker ("JKM") - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan - front month contract prices dropped 35% (equivalent to $4/MMBtu) and bottomed at $7.2/MMBtu before entering a period of increasing prices. While prices normally would have relaxed on the back of muted demand from Asian consumers at the end of June 2018, the front month contract price again surpassed the $11/MMBtu level ($6/MMBtu higher year-on-year). However, in 2018 strong Asian restocking demand ahead of the winter met strong cooling needs. At the end of the first quarter of 2018, the price spread between the Pacific and the Atlantic basin dropped below $1/MMBtu erasing the arbitrage window and allowing LNG cargoes to sail to Europe. This spread quickly increased to $3.7/MMBtu dragging cargoes away from Europe. After a period of high volatility, the spread stabilized around $2.0/MMBtu by the end of the third quarter and into the fourth quarter of 2018, fueled by lackluster Asian demand. At the same time, charter rates for LNG vessels exploded and moved north of $160,000/day (a long way from the lows of 2016 and 2017 when spot rates were hovering at $25,000/day). This led to trapped LNG supply in the Atlantic basin leading to sharply dropping European natural gas prices. During the first half of 2019, European importers saw record high levels of LNG arrivals, reflecting the abundant supply across Asia amid healthy storage levels in key importing countries as a result of a mild winter. Furthermore, a significant ramp-up of new liquefaction capacity across Australia, the U.S. and Russia meant more supply to an already oversupplied market. Consequently, the JKM front month contract lost 47% from the start of the year until the end of June 2019. With muted demand and more global supply, the low prices persisted until the end of the second quarter of 2019. In the fourth quarter of 2019, amid the start of the winter, the JKM rose and averaged $5.9/MMBtu (42% lower than 2018).
The following table shows quarterly average spot prices of natural gas for the past three years:

Natural gas
Source: Thomson Reuters	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu

Q1 2017	18.42	3.06	7.35
Q2 2017	15.61	3.14	5.85
Q3 2017	16.13	2.95	6.19
Q4 2017	19.13	2.92	9.45

Q1 2018	21.25	2.85	9.35
Q2 2018	21.06	2.83	8.71
Q3 2018	24.56	2.86	10.71
Q4 2018	24.65	3.72	10.24

Q1 2019	18.47	2.87	6.86
Q2 2019	13.02	2.51	4.94
Q3 2019	10.20	2.33	4.74
Q4 2019	12.66	2.41	5.91

Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.). However, unlike previous years, 2018 marked a structural change with the emergence of the CO2 price as one of the major price drivers. The forward baseload power contract for the front calendar year (delivery 2019) strongly increased in all European market places throughout the year (e.g. from €40.5 to €59.1/MWh in Belgium (an increase of 46% year-to-date), from €41.75 to €58.45/MWh in France (an increase of 40% year-to-date) and from €36.7 to €52.7/MWh in Germany (an increase of 44% year-to-date)). The 2018 price increase was mainly due to the overall fuel price increases, the unreliability of an aging French and Belgian nuclear fleet and a weak year in terms of renewable output, a trend which reversed in the first half of 2019. Tumbling fuel prices, combined with healthy renewable power generation and strong nuclear output helped to pressure spot prices across North West Europe in the first half of 2019. The lack of a severe summer heatwave helped to pressure the third quarter of 2019 prices. Wet early winter months, mild temperatures and good renewable power output contributed to a significant reduction in France and Belgium the fourth quarter of 2019 compared to 2018. This decrease occurred despite the fact that French nuclear availability was at a multi-year low for that time of the year, which is normally a strong support for prices.
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for the past three years:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh

Q1 2017	41.32	54.77	51.58
Q2 2017	29.76	33.90	35.74
Q3 2017	32.73	34.56	34.17
Q4 2017	32.49	56.19	56.47

Q1 2018	36.05	44.09	45.17
Q2 2018	36.03	36.78	44.10
Q3 2018	53.86	57.58	61.08
Q4 2018	51.89	62.47	71.01

Q1 2019	41.35	47.18	48.34
Q2 2019	35.74	34.81	34.44
Q3 2019	37.55	35.64	35.11
Q4 2019	36.51	40.23	39.37

Ocean freight
Ocean freight prices (average for all sizes) remained at the same level in 2019 compared to 2018 due to the increase on cape size offset by the decrease on Panamax, Supramax and Handymax segments. The Baltic Dry Index (“BDI”) maintained the same average at 1,352 points in 2019 compared to 2018 (1,145 points in 2017). The Capesize index increased by 9% year-on-year to average $18,025/day against $16,529/day in 2018 ($15,129/day in 2017). Meanwhile the Panamax index increased by 9% to an average of $11,112/day as compared to $11,654/day in 2018 ($9,766/day in 2017). In 2019, on the cape size a total of 79 vessels or 18.8 million deadweight was delivered, the most since 2016 and up from 52 vessels or 14.4 million deadweight in 2018. Panamax in 2019 was heavy in terms of deliveries with 134 vessels or 11.1 million deadweight delivered, the most since 2014 and up from 67 units or 5.5 million deadweight in 2018.
Fleet growth remained moderate but picked up slightly by 4.1% in deadweight terms in 2019 (2.6% increase compared to 2018) following increased deliveries and limited demolition activity. Deliveries up 22% y-o-y to 98.4 million deadweight, scrapping down 45% year-over-year to 17.0 million deadweight. Part of the impact of this fleet growth was offset by scrubber retrofitting activity (at year end, 35 million deadweight was in repair yards undergoing a retrofit) and slower speeds. The high fleet growth in 2019 (4.1%) is expected to continue in 2020 when the fleet is also expected to grow more than demand. The cumulative impact of these growth rates means that the gap between demand for shipping and the supply of ships is expected to continue to put downward pressure on freight rates throughout the year.
Sources: Baltic Index, Fearnleys, Clarksons Platou, BIMCO, CTM
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
Since April 1, 2018, the Company has designated a portfolio of euro denominated debt (€6.9 billion as of December 31, 2019) as a hedge of certain euro denominated investments (€8.1 billion as of December 31, 2019) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation in spot exchange rates between EUR/USD, which causes the amount of the net investments to vary. See also note 6.3 to the consolidated financial statements. As a result of the hedge designation, foreign exchange gains and losses related to the portfolio of euro denominated debt are recognized in other comprehensive income.

As of December 31, 2019, the Company is mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Indian rupee, Kazakhstani tenge, South African rand, Mexican peso, Polish zloty, Argentine peso and Ukrainian hryvnia against the U.S. dollar resulting from its trade payables and receivables.

In 2019, the euro decreased from 1.1450 at December 31, 2018 to 1.0889 at end of the third quarter, before gradually increasing back to 1.1234 on December 31, 2019 against the U.S. dollar as a result of a global context driven by the U.S. administration's protectionism on trade policies and progressive narrowing of U.S. dollar and euro rate differentials as the U.S. Federal Reserve ("FED") delivered three rates cuts in the second half of 2019 thus lowering FED Funds target rate to 1.55%.
The Polish zloty marginally decreased against the U.S. dollar throughout 2019 from 3.7567 on December 31, 2018 to 3.7892 on December 31, 2019 after reaching 4.0208 at the end of the third quarter. Although Polish economic performance remained strong for the period, the zloty’s behavior for the period mainly resulted from the persistently accommodative stance from the Polish Central Bank even with local inflation finally beating the 2.5% official target on the second semester.
The Ukrainian hryvinia increased gradually against the U.S. dollar in 2019 starting from 27.6886 on December 31, 2018 to 23.6860 on December 31, 2019 reflecting the positive news around the local economic potential following the election of the new president Volodymyr Zelensky and benefiting from improvements in the country’s relations with Russia as well as optimistic view on key structural reforms.
The Kazakh tenge was stable at 384.17 against the U.S. dollar at the beginning of the year, depreciated to 390.39 on October 9, 2019 and then appreciated to 381.24 as of December 31, 2019. This fluctuation was due to the National Bank raising its base rate in order to contain rising inflationary pressures from the ongoing recovery of consumer demand and a 4.2% stronger than expected economic growth.

The Indian rupee decreased against the U.S. dollar in 2019 from 69.6330 at the beginning of the year to 71.3776 on December 31, 2019 resulting mainly from extremely accommodative monetary measures taken by the National Bank of India in its attempt to support India's slowing economy notably affected by the deteriorating trade context globally as well as through weak household demand locally, slower credit disbursements by banks and non-bank financial companies, policy disruptions, a sluggish investment cycle and structural issues. In October 2018, the Company entered into hedging programs including non-deliverable forwards and non-deliverable options for a total nominal amount of $5.9 billion in order to hedge the volatility between the Indian Rupee and U.S. dollar in relation to the proposed acquisition of AMNS India. In 2019, $5.1 billion of the hedging program settled generating a gain of $360 million. As of December 31, 2019, the total amount of the hedging program remained at $0.8 billion. See note 6.3 to the consolidated financial statements for further information.
The South African rand concluded 2019 slightly appreciating against the U.S. dollar after having decreased from 14.4306 on December 31, 2018 to 15.4190 in August 2019 and finally appreciating to 14.1183 on December 31, 2019 and thus not reflecting significantly the fact that signs of improvement from the South African economy remain quite weak.
The Canadian dollar appreciated against the U.S. dollar in 2019 from 1.3629 to 1.3248 between the beginning of the year and the end of the third quarter, before finishing the year stronger at 1.2994, due to commodity prices weighing on the currency followed by a solid increase in domestic demand, government spending and a strong job market supporting the Canadian dollar.
The Mexican peso decreased in 2019 from 19.6437 on December 31, 2018 to 20.0767 at the beginning of September 2019 before finishing the year stronger at 18.8893 against the U.S. dollar, as 2019 growth was lower than expected, followed by low interest rates in U.S. dollar supporting the improvement.

The Brazilian real decreased in 2019 from 3.8748 on December 31, 2018 to 4.2304 at the end of November 2019 before finishing the year stronger at 4.0307 against the U.S. dollar, as a social security reform was approved.

The Argentine peso decreased in 2019 from 37.7003 on December 31, 2018 to 59.8910 on December 31, 2019 against the U.S. dollar, as poor economy and debt issues weighed on the local economy.

Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in Europe since 2012. ASC increased approximately 14% between 2012 and 2019, while finished steel imports increased by approximately 80%, taking market share from domestic producers. Over this period total finished imports have risen from just over 15 million tonnes in 2012 to around 28 million tonnes in 2019, causing import penetration to rise to 18% in 2019 from 11% in 2012. A slowdown in global steel consumption coupled with excess capacity in China led to increased finished steel shipments into Europe in 2015, with import penetration increasing to over 16%. Since then, Chinese imports into Europe have fallen back from a peak of 7 million tonnes in 2015 to around 2.5 million tonnes in 2019. However, this has been more than offset by an increase in imports from Turkey (up from 2 million tonnes in 2015 to 7 million tonnes in 2019) and developed Asia (2 million tonnes in 2014 to 4 million tonnes in 2019). Meanwhile, CIS imports have remained the largest share (approximately 25%) remaining relatively stable at an average of 7 million tonnes annually between 2014 and 2019. While there has been a trend of imports growing more strongly than domestic demand since 2012, in 2019, due to weakness in industrial output, particularly European automotive production, ASC decreased by 4%. As domestic European steel prices fell sharply, imports followed suit decreasing approximately 10% year-on-year, particularly from CIS (down 12%), developed Asia (down 14%), China (down 14%) and India (down 20%). As a result, import penetration declined to 18% in 2019 from 19.5% in 2018, with flat product imports declining to 20% (from 22% in 2018) and long product imports declining to 11% (from 13% in 2018). See “Item 4.B—Information on the Company—Business overview—Government regulations—Foreign trade” and “Item 3.D—Key information—Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”
Source: Eurostat trade data to November 2019, Company estimates for December 2019.

United States
Finished steel imports peaked in 2014 at almost 30 million tonnes, declining to approximately 25.7 million tonnes in 2017 (or an import penetration of over 26%). In 2019, with section 232 (implemented in 2018) adding a 25% tariff on most imports outside NAFTA, finished steel imports decreased by approximately 7 million tonnes from the levels of 2017, despite the level of apparent steel consumption in 2019 being similar to 2017 levels. As a result, import penetration has continued to fall, from 23% in 2018 to 19% 2019, as imports declined (-18% year-on-year) more sharply than apparent steel consumption (-2% year-on-year). Import penetration in 2019 was at 19%, close to the average level between 2007 and 2013, but much lower than the 27% average import penetration between 2014 and 2017.

Relative to other regions, imports from NAFTA decreased by only approximately 15% year-on-year as section 232 tariffs only applied until May 2019. As a result, over a third of imports came from the NAFTA region, of which 27% came from Canada and 9% from Mexico, up slightly from the two countries' 34% combined share in 2018. Other countries such as Brazil, Ukraine, Australia and South Korea, though not subject to 25% tariffs, are subject to quotas. Imports decreased further from Turkey (down approximately 70% year-on-year), where its share of imports declined from 5% in 2018 to approximately 1% in 2019. Though declining year-on-year, the breakdown of imports from the rest of the world remained stable, with 20% of U.S. steel imports coming from both Developed Asia (with the total down 14% year-on-year) and from EU28 (total down 16% year-on-year), with a 6% share from ASEAN (total down 19% year-on-year), 3% from CIS (total down 13% year-on-year) and approximately 2% from China (total down 21% year-on-year). See “Item 4.B—Information on the Company—Business overview—Government regulations—Foreign trade” and “Item 3.D—Key information—Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”

Sources: American Iron and Steel Association data to November 2019, Company estimates for December 2019.

Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets.
However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2019 and 2018, specifically in China and in Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity, rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore. The Chinese government set a target that 60 to 70 percent of steel should be produced by the top ten steel groups by 2025. China will soon release guidelines to foster mergers and restructuring plans for the steel industry to facilitate the creation of larger and stronger groups that can compete in the global market. The guidelines, aiming to clear obstacles in steel consolidation, will encourage cross-region and cross-ownership mergers and restructuring by qualified enterprises. Examples of recent merger activity in China include the Baosteel Group and Wuhan Iron and Steel Group merger that was completed in late 2016, creating Baowu Steel Group ("Baowu") with an annual production capacity of around 60 million tonnes. Further, in September 2019, Baowu and Magang (Group) Holding Co., Ltd ("Magang") signed a partnership agreement where Baowu secured a 51% stake in Magang, increasing Baowu's steel production capacity to approximately 90 million tonnes and representing a big step in the ongoing consolidation of the Chinese steel industry.
In Europe, the proposed joint venture between Thyssenkrupp and Tata Steel, which would have created Europe's second-largest steel company after ArcelorMittal, was canceled in May 2019 as the joint venture partners considered that the concessions required by the European Commission to overcome its concerns over higher prices for electrical steel, automotive steel and packaging, among others, in the event of the merger, would adversely affect the intended synergies of the merger. On October 29, 2019, Liberty House Group announced a merger with GFG Alliance's steel businesses to create Liberty Steel Group with a capacity of 18 million tonnes and a plan to be carbon neutral by 2030. According to the announcement, Liberty Steel Group will be the eighth largest steel producer outside China, with operations stretching from Australia to continental Europe, the United Kingdom and the United States.

In another step towards consolidation in the U.S., United States Steel Corp announced on October 1, 2019 that it reached an agreement to purchase a minority stake in Big River Steel with an option to take complete control of the company over the next four years. On December 3, 2019, AK Steel and Cleveland Cliffs announced an all stock merger which is expected to close in the first half of 2020.

In November 2018, ArcelorMittal completed the acquisition (via a long-term lease) of ArcelorMittal Italia, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. ArcelorMittal Italia also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. The transaction was approved by the European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, which were completed in June 2019. ArcelorMittal is engaged in ongoing negotiations with the Italian government regarding ArcelorMittal Italia. See “Item 4.A—Information on the Company— History and development of the Company—Key transactions and events in 2019.”

In the first quarter of 2018, ArcelorMittal signed a joint venture formation agreement with NSC and submitted its Resolution Plan for the acquisition of AMNS India, setting out a positive future for the bankrupt company, an integrated flat steel producer and the largest steel company in western India. The acquisition was completed in December 2019, and ArcelorMittal announced the creation of its joint venture with NSC. The Company’s Resolution Plan for AMNS India should enable it to participate in anticipated steel demand growth in India. See “Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2019.”

Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale.

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
ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil, Europe, ACIS and Mining. The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, crude steel production, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash provided by operating activities less capital expenditures.
Years ended December 31, 2019, 2018 and 2017
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables provide a summary of ArcelorMittal’s performance by reportable segment for the year ended December 31, 2019, 2018 and 2017:

	Sales for the year ended December 31,[1]			Operating (loss) income for the year ended December 31,[2]
	2019	2018	2017	2019	2018	2017
Segment	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)
NAFTA	18,555	20,332	17,997	(1,259)	1,889	1,185
Brazil	8,113	8,711	7,755	846	1,356	697
Europe	37,721	40,488	36,208	(1,107)	1,632	2,359
ACIS	6,837	7,961	7,621	(25)	1,094	508
Mining	4,837	4,211	4,033	1,215	860	991
Others and eliminations	(5,448)	(5,670)	(4,935)	(297)	(292)	(306)
Total	70,615	76,033	68,679	(627)	6,539	5,434

1.	Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.

2.
Others and eliminations to segment operating income reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between segments. See table below.

Others and eliminations operating (loss) income	Year ended December 31,
	2019	2018	2017
	(in $ millions)	(in $ millions)	(in $ millions)
Corporate and shared services [1]	(144)	(170)	(199)
Financial activities	8	(23)	(23)
Shipping and logistics	(19)	1	(16)
Intragroup stock margin eliminations	13	(45)	(41)
Depreciation and impairment [2]	(155)	(55)	(27)
Total adjustments to segment operating income and other	(297)	(292)	(306)

1.	Includes primarily staff and other holding costs and results from shared service activities.

2.
Depreciation charges for 2019 include 94 of depreciation of right-of-use assets recognized in property, plant and equipment following the adoption of IFRS 16 "Leases" as of January 1, 2019 with respect to the Company’s shipping business Global Chartering, of which ArcelorMittal sold a 50% controlling interest on December 31, 2019.

Sales
ArcelorMittal had sales of $70.6 billion for the year ended December 31, 2019, representing a 7.1% decrease from sales of $76.0 billion for the year ended December 31, 2018, primarily due to a 9.6% decrease in average steel selling prices, partially offset by a 0.8% increase in steel shipments and higher marketable iron ore selling prices. In the first half of 2019, sales were $38.5 billion decreasing 1.8% from sales of $39.2 billion in the first half of 2018, primarily due to 6.1% lower average steel selling prices, partially offset by 3.5% higher steel shipments. In the second half of 2019, sales of $32.1 billion represented a 12.8% decrease as compared to sales of $36.8 billion in the second half of 2018, primarily driven by a 13.7% decrease in average steel selling prices and a 2.1% decrease in steel shipments.
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
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2019 was $68.9 billion as compared to $67.0 billion for the year ended December 31, 2018, due to an increase in shipments (primarily due to the inclusion of ArcelorMittal Italia from November 1, 2018, partially offset by the sale of remedy asset as of June 30, 2019), an increase in raw material costs, impairment charges of $1.9 billion related to impairment of the fixed assets of ArcelorMittal USA ($1.3 billion - see NAFTA below), remedy asset sales in connection with the ArcelorMittal Italia acquisition ($0.5 billion) and impairment charges in South Africa ($0.1 billion) as well as $0.8 billion primarily for inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing. Selling, general and administrative expenses (“SG&A”) were $2.4 billion for the year ended December 31, 2019 compared to $2.5 billion for the year ended December 31, 2018. SG&A as a percentage of sales increased marginally for the year ended December 31, 2019 (3.3%) as compared to 2018 (3.2%).
Cost of sales for the year ended December 31, 2018 was $67.0 billion as compared to $60.9 billion for the year ended December 31, 2017, primarily due to a 9.4% increase in raw material costs (consistent with the increase in sales) and impairment charges of $1.0 billion primarily related to the remedy asset sales in connection with the ArcelorMittal Italia acquisition and the agreed remedy package required for the approval of the AMSF acquisition, partially offset by the $0.2 billion in gain from a bargain purchase recognized with respect to the acquisition of ArcelorMittal Italia. Selling, general and administrative expenses (“SG&A”) were $2.5 billion for the year ended December 31, 2018 compared to $2.4 billion for the year ended December 31, 2017. SG&A as a percentage of sales decreased for the year ended December 31, 2018 (3.2%) as compared to 2017 (3.4%).
Operating (loss) income
ArcelorMittal’s operating loss for the year ended December 31, 2019 was $0.6 billion as compared with an operating income of $6.5 billion for the year ended December 31, 2018 and was primarily impacted by weaker operating conditions (negative price-cost effect in steel segments) reflecting both the decline in steel prices and higher raw material costs (due in particular to supply-side developments in Brazil), impairments and inventory related charges described above, offset in part by improved mining segment performance driven by higher seaborne iron ore reference prices (which were up 34.3%). The raw material prices increased during 2019 and for most of the year remained disconnected from steel fundamentals, compressing steel spreads to unsustainably low levels.
ArcelorMittal's operating income for the year ended December 31, 2018 was $6.5 billion as compared with an operating income of $5.4 billion for the year ended December 31, 2017 and was primarily driven by improved operating conditions (positive price-cost effect in the steel segments), offset in part by the impact of lower iron ore reference prices and impairment charges of $1.0 billion primarily related to the remedy asset sales in connection with the ArcelorMittal Italia acquisition and the agreed remedy package required for the approval of the AMSF acquisition, partially offset by a $0.2 billion bargain purchase gain relating to the acquisition of ArcelorMittal Italia. Operating income for the year ended December 31, 2018 was also impacted by $113 million in charges related to a blast furnace dismantling in Florange (France), $60 million in charges related to the new collective labor agreement in the United States (including a signing bonus), a $146 million provision taken in the first quarter of 2018 in respect of a litigation case that was paid in the third quarter of 2018, offset in part by the recognition in Brazil of $202 million in PIS/Cofins tax credits related to prior periods.

Shipments and average steel selling price
ArcelorMittal had steel shipments of 84.5 million tonnes for the year ended December 31, 2019 as compared to steel shipments of 83.9 million tonnes for the year ended December 31, 2018, representing an increase of 0.8%, primarily due to higher steel shipments in Europe by 3.2% due to the impact of the consolidation of ArcelorMittal Italia as from November 1, 2018, offset in part by the remedy asset sales related to the ArcelorMittal Italia acquisition (completed on June 30, 2019) and ongoing weak demand driven by macro headwinds including declines in automobile production. Weaker domestic apparent demand conditions led to lower shipments in NAFTA (5.1%), while weaker export markets led to lower shipments in ACIS (1.7%) and Brazil (2.4%).

Steel shipments increased 3.5% to 44.6 million tonnes in the first half of 2019 compared to 43.1 million tonnes for the first half of 2018 while steel shipments decreased 2.1% to 39.9 million tonnes in the second half of 2019 compared to 40.8 million tonnes in the second half of 2018.

ArcelorMittal had steel shipments of 83.9 million tonnes for the year ended December 31, 2018 as compared to steel shipments of 85.2 million tonnes for the year ended December 31, 2017, representing a decrease of 1.6%, primarily due to a 10.3% decline in shipments in ACIS (including unplanned maintenance in Ukraine and operational issues in Kazakhstan/Ukraine) offset in part by increases in Brazil (5.8%, including the impact of the Votorantim acquisition), NAFTA (1.0%, including the impact of a slower restart post blast furnace maintenance in Mexico) and Europe (0.2%, including the impact from the Ilva acquisition offset by the effect of a flood in Asturias (Spain), power outage in Fos (France) and slower ramp-up after the blast furnace reline in Poland). Steel shipments increased 1.3% to 43.1 million tonnes in the first half of 2018 compared to 42.5 million tonnes for the first half of 2017 while steel shipments decreased 4.5% to 40.8 million tonnes in the second half of 2018 compared to 42.7 million tonnes in the second half of 2017.
Average steel selling price decreased by 9.6% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. Average steel selling price in the first half of 2019 decreased by 6.1% as compared to the first half of 2018 and decreased by 13.7% in the second half of 2019 as compared to the second half of 2018.
Average steel selling price increased by 13.5% for the year ended December 31, 2018 as compared to the year ended December 31, 2017. Average steel selling price in the first half of 2018 increased by 16.7% as compared to the first half of 2017 and increased by 10.5% in the second half of 2018 as compared to the second half of 2017.

NAFTA
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2019	2018	2017
Sales	18,555	20,332	17,997
Depreciation	570	522	518
Impairments	(1,300)	—	—
Operating (loss) income	(1,259)	1,889	1,185
Crude steel production (thousand tonnes)	21,897	22,559	23,480
Steel shipments (thousand tonnes)	20,921	22,047	21,834
Average steel selling price (USD/tonne)	810	852	742

Sales
Sales in the NAFTA segment were $18.6 billion for the year ended December 31, 2019, representing a 8.7% decrease as compared to the year ended December 31, 2018. Sales decreased primarily as a result of a decrease in average steel selling prices by 4.9% and a decrease in steel shipments by 5.1%.
Sales in the NAFTA segment were $20.3 billion for the year ended December 31, 2018, representing a 13.0% increase as compared to the year ended December 31, 2017. Sales increased primarily as a result of the increase in average steel selling prices by 14.8% and a 1.0% increase in steel shipments.
Operating (loss) income
Operating loss for the NAFTA segment was $1.3 billion for the year ended December 31, 2019 as compared to operating income of $1.9 billion for the year ended December 31, 2018, primarily driven by a 5.1% decline in steel shipments and a negative price cost effect due to a 4.9% decrease in average steel selling prices, reflecting weaker demand exacerbated by prolonged customer destocking and increased domestic supply with prices well below import parity, and an increase in raw material prices. Operating income for the year ended December 31, 2019 was negatively impacted by an impairment in the second quarter of 2019 of property, plant and equipment of ArcelorMittal USA for $0.6 billion and a further impairment in the fourth quarter of 2019 of the property, plant and equipment of ArcelorMittal USA for $0.7 billion following downward revisions of future cash flow projections reflecting lower near term average steel selling price assumptions. Operating loss for the year ended December 31, 2019 also included $0.2 billion in charges related to inventory following a period of exceptionally weak steel pricing.
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

Crude steel production, steel shipments and average steel selling price
Crude steel production decreased 2.9% to 21.9 million tonnes for the year ended December 31, 2019 as compared to 22.6 million tonnes for the year ended December 31, 2018. Crude steel production declined in the first half of 2019 primarily due to the restart of a blast furnace in Mexico which was only fully operational in the second quarter of 2019 after scheduled maintenance in the third quarter of 2018, loss due to power outage in Burns Harbour in the first quarter of 2019 and a slowdown following weaker market demand in the first half while production in the second half of 2019 was 1.6% higher than the second half of 2018 mainly due to the impact of the scheduled maintenance of a blast furnace in Mexico from third quarter of 2018, partly offset by planned outages both in flat and long product operations in the fourth quarter of 2019.

Crude steel production decreased 3.9% to 22.6 million tonnes for the year ended December 31, 2018 as compared to 23.5 million tonnes for the year ended December 31, 2017. Crude steel production declined in particular in the second half of 2018, primarily due to market slowdown and blast furnace reline delay in Mexico.
Steel shipments decreased 5.1% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 reflecting the decreased production and market demand during the year (including pronounced supply chain destocking).

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
Average steel selling prices decreased 4.9% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. Average steel selling prices increased 4.7% to $855/t in the first half of 2019 from $817/t in the first half of 2018. In the first quarter of 2019, average steel selling prices were 12.1% higher than the first quarter of 2018 while in the second quarter of 2019, average steel selling prices were 1.9% and 4.3% lower than the second quarter of 2018 and first quarter of 2019, respectively. This decline continued in the second half of 2019 with average steel selling prices decreasing by 14.3% compared to the second half of 2018, reflecting the ongoing supply chain destock. The average steel selling prices in the second half of 2018 were higher following the imposition of import tariffs on steel in the second quarter of 2018.
Average steel selling prices increased 14.8% for the year ended December 31, 2018 as compared to the year ended December 31, 2017 in particular as a result of import tariffs on steel implemented in the United States. Average steel selling prices increased 10.5% for the first half of 2018 as compared to the first half of 2017 and 19.4% for the second half of 2018 as compared to the second half of 2017.

Brazil
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2019	2018	2017
Sales	8,113	8,711	7,755
Depreciation	274	298	293
Impairments	—	86	—
Operating income	846	1,356	697
Crude steel production (thousand tonnes)	11,001	12,264	11,210
Steel shipments (thousand tonnes)	11,192	11,464	10,840
Average steel selling price (USD/tonne)	679	719	667
Sales
In the Brazil segment, sales decreased 6.9% to $8.1 billion for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to a 5.5% decrease in average steel selling prices and a 2.4% decrease in shipments. In the first half of 2019, sales increased 2.5% to 4.3 billion as compared to $4.2 billion for the first half of 2018 primarily due to 6.6% higher steel shipments partially offset by 4.7% lower average steel selling prices while in the second half of 2019, sales decreased 15.5% compared to the second half of 2018 driven by a 10.1% decrease in shipments and a 7.0% decrease in average steel selling prices.

In the Brazil segment, sales increased 12.3% to $8.7 billion for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to a 7.7% increase in average steel selling prices and a 5.8% increase in shipments. Sales for the year ended December 31, 2018 were also negatively impacted by hyperinflation accounting in Argentina.

Operating income
Operating income for the Brazil segment was $0.8 billion for the year ended December 31, 2019, representing a decrease of 37.6% as compared to the year ended December 31, 2018, driven primarily by a negative price-cost effect reflecting in part the increasing price of iron ore due to supply-side developments in Brazil, foreign exchange translation impact and lower steel shipments in the second half of 2019.

Operating income for the Brazil segment was $1.4 billion for the year ended December 31, 2018, representing an increase of 94.6% as compared to the year ended December 31, 2017, primarily driven by increased shipments and higher average steel selling prices. Operating income for the year ended December 31, 2018 was negatively affected by foreign exchange translation impact, hyperinflation in Argentina and $86 million impairment related to the agreed remedy package required for the approval of the AMSF acquisition. It was positively affected by the recognition of $202 million additional PIS/Cofins tax credits in the fourth quarter of 2018 relating to favorable judgments obtained in cases filed by ArcelorMittal Brasil concerning the period of 2005 to 2013. See note 9.3 to the consolidated financial statements for further information on pending cases related to the PIS/Cofins topic.
Crude steel production, steel shipments and average steel selling price
Crude steel production decreased 10.3% to 11.0 million tonnes for the year ended December 31, 2019 as compared to 12.3 million tonnes for the year ended December 31, 2018 mainly due to lower flat production following the stoppage of ArcelorMittal Tubarão's blast furnace #2 in response to deteriorating export market conditions and lower long product production.

Crude steel production increased 9.4% to 12.3 million tonnes for the year ended December 31, 2018 as compared to 11.2 million tonnes for the year ended December 31, 2017 mainly due to an increase in long products following the integration of AMSF. Excluding AMSF, crude steel production increased 4.9%.
Steel shipments decreased to 11.2 million tonnes for the year ended December 31, 2019 as compared to 11.5 million tonnes for the year ended December 31, 2018. Steel shipments in the first half of 2019 increased 6.6% to 5.7 million tonnes as compared to 5.3 million tonnes in the first half of 2018 due to higher sales of flat products in both domestic and export markets, while shipments for the second half of 2019 decreased 10.1% to 5.5 million tonnes compared to 6.2 million tonnes for the second half of 2018 due to deteriorating export market conditions.
Steel shipments increased to 11.5 million tonnes for the year ended December 31, 2018 as compared to 10.8 million tonnes for the year ended December 31, 2017, reflecting the contribution from the acquisition of AMSF. Excluding AMSF, steel shipments increased 0.5%. Total steel shipments in the Brazil segment increased 9.6% to 5.3 million tonnes for the first half of 2018 as compared to 4.8 million tonnes for the first half of 2017, driven by improved demand in long products and the integration of AMSF, partially offset by a nationwide truck strike. Total steel shipments in the Brazil segment increased 2.6% to 6.2 million tonnes in the second half of 2018 as compared to 6.0 million tonnes for the second half of 2017.
Average steel selling prices decreased 5.5% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 in line with domestic and export prices. Average steel selling prices declined 4.7% in the first half of 2019 compared to first half of 2018 and 7.0% in the second half of 2019 compared to the second half of 2018.
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

Europe
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2019	2018	2017
Sales	37,721	40,488	36,208
Depreciation	1,256	1,195	1,201
Impairments	525	908	—
Operating (loss) income	(1,107)	1,632	2,359
Crude steel production (thousand tonnes)	43,913	44,693	43,768
Steel shipments (thousand tonnes)	42,352	41,020	40,941
Average steel selling price (USD/tonne)	696	787	702
Sales
Sales in the Europe segment were $37.7 billion for the year ended December 31, 2019, representing an 6.8% decrease as compared to sales of $40.5 billion for the year ended December 31, 2018, primarily due to a 11.7% decrease in average steel selling prices offset in part by a 3.2% increase in steel shipments. Sales decreased by 1.3% and 12.9% in the first and second half of 2019 as compared to the first and second half of 2018, respectively.

Sales in the Europe segment were $40.5 billion for the year ended December 31, 2018, representing an 11.8% increase as compared to sales of $36.2 billion for the year ended December 31, 2017, primarily due to a 12.2% increase in average steel selling prices, a 0.2% increase in steel shipments and the depreciation of the U.S. dollar against the euro.
Operating (loss) income
Operating loss for the Europe segment for the year ended December 31, 2019 was $1.1 billion as compared to an income of $1.6 billion for the year ended December 31, 2018. The operating loss was impacted by a negative price-cost effect (with lower steel pricing due to weaker economic activity and continued high level of imports, as well as higher raw material costs), continued losses at ArcelorMittal Italia, foreign exchange impact, an impairment of $0.5 billion in the first half of 2019 related to the remedy asset sales for the ArcelorMittal Italia acquisition and inventory related charges of $0.5 billion in the fourth quarter of 2019 following a period of exceptionally weak steel pricing. For the purposes of comparison with the prior year, the operating loss contribution (excluding purchase price allocation impact in 2018 and full year depreciation effect in 2019) of ArcelorMittal Italia for 2019 deteriorated by $0.6 billion compared to 2018 as it was consolidated from November 1, 2018.
Operating income for the Europe segment for the year ended December 31, 2018 decreased to $1.6 billion as compared to $2.4 billion for the year ended December 31, 2017, primarily due to the impairment charges of $908 million mainly related to the remedy asset sales for the acquisition of ArcelorMittal Italia (reflecting the adjustment to the carrying amount of the disposal group to the expected sale proceeds based on the offers received) as well as charges of $113 million related to blast furnace dismantling in Florange (France) and a charge of $146 million taken for the German Cartel case which settled in July 2018. Operating income for the Europe segment for the year ended December 31, 2018 was positively impacted by $209 million of bargain purchase gain recognized with respect to the acquisition of ArcelorMittal Italia.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment decreased 1.7% to 43.9 million tonnes for the year ended December 31, 2019 as compared to 44.7 million tonnes for the year ended December 31, 2018. In the first half of 2019, crude steel production increased 9.8% to 24.5 million tonnes from 22.3 million tonnes in the first half of 2018, primarily due to the impact of ArcelorMittal Italia (subsequent to its acquisition on November 1, 2018). The Company announced production cuts in May 2019 for approximately 4.2 million tonnes of annualized production to bring supply in line with addressable demand. The production cuts were implemented in the second half of 2019, with a portion taking effect in the third quarter of 2019 and the remainder completed as scheduled in the fourth quarter of 2019. Crude steel production decreased 13.2% in the second half of 2019 compared to the second half of 2018, including the impact of the remedy asset sales for the ArcelorMittal Italia acquisition with effect from June 30, 2019 and production cuts mentioned above.

Crude steel production for the Europe segment increased 2.1% to 44.7 million tonnes for the year ended December 31, 2018 as compared to 43.8 million tonnes for the year ended December 31, 2017, due primarily to the consolidation of

ArcelorMittal Italia as from November 1, 2018, partially offset by production issues including floods in Asturias (Spain) and blast furnace reline in ArcelorMittal Zenica (Bosnia) in the second quarter and a power outage in ArcelorMittal Méditerranée (Fos-sur-Mer, France) and a slower ramp up following a blast furnace repair in Poland in the third quarter of 2018.
Steel shipments were 42.4 million tonnes for the year ended December 31, 2019, a 3.2% increase from steel shipments of 41.0 million for the year ended December 31, 2018. Steel shipments increased 10.1% to 23.4 million tonnes in the first half of 2019, from 21.2 million tonnes in the first half of 2018, primarily due to the impact of ArcelorMittal Italia as mentioned above, partially offset by lower long product shipments, while shipments in the first half of 2018 were impacted by floods in Asturias, Spain and rail strikes in France. Steel shipments decreased 4.13% in the second half of 2019 compared to the second half of 2018, due to the impact of the remedy asset sales for the ArcelorMittal Italia acquisition and the impact of ongoing weak demand, in particular macroeconomic headwinds including declines in automobile production.

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
Average steel selling prices decreased 11.7% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 in line with market prices and the appreciation of the U.S. dollar against the euro in 2019. Average steel selling prices decreased 10.5% during the first half of 2019 as compared to the first half of 2018 in line with market prices and 13.3% during the second half of 2019 as compared to the second half of 2018.

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

ACIS
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2019	2018	2017
Sales	6,837	7,961	7,621
Depreciation	364	311	313
Impairments	102	—	206
Operating (loss) income	(25)	1,094	508
Crude steel production (thousand tonnes)	12,998	13,022	14,678
Steel shipments (thousand tonnes)	11,547	11,741	13,094
Average steel selling price (USD/tonne)	517	598	515
Sales
Sales in the ACIS segment were $6.8 billion for the year ended December 31, 2019, representing a decrease of 14.1% as compared to the year ended December 31, 2018, primarily due to a 13.6% decrease in average steel selling prices and a 1.7% decrease in steel shipments.

Sales in the ACIS segment were $8.0 billion for the year ended December 31, 2018, representing an increase of 4.5% as compared to the year ended December 31, 2017, primarily due to a 16.1% increase in average steel selling prices, partially offset by a 10.3% decrease in steel shipments.

Operating (loss) income
Operating loss for the ACIS segment for the year ended December 31, 2019 was $25 million as compared to an income of $1.1 billion for the year ended December 31, 2018, primarily due to a negative price-cost effect, lower shipments, impairments of $0.1 billion related to ArcelorMittal South Africa (of which $75 million related to the fixed assets of the Newcastle facility as a result of lower domestic volume forecasts and $20 million related to the closure of the Saldanha facility) and $0.1 billion of closure and retrenchment costs related to the Saldanha facility in relation to the announced Section 189 process.

Operating income for the ACIS segment for the year ended December 31, 2018 was $1.1 billion as compared to $508 million for the year ended December 31, 2017, increasing primarily due to a positive price-cost effect and partially offset by the decrease in shipments in 2018.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment decreased marginally by 0.2% remaining at 13.0 million tonnes for the year ended December 31, 2019 and 2018.
Crude steel production for the ACIS segment decreased by 11.3% to 13.0 million tonnes for the year ended December 31, 2018, from 14.7 million tonnes for the year ended December 31, 2017, primarily due to planned (blast furnace #9) and unplanned maintenance in Ukraine in the first half of 2018 and an explosion at a gas pipeline at Temirtau (Kazakhstan) in the fourth quarter of 2018.
Steel shipments for the year ended December 31, 2019 decreased by 1.7% to 11.5 million tonnes as compared to 11.7 million tonnes for the year ended December 31, 2018 primarily due to lower shipments in South Africa impacted by weaker demand, offset in part by the normalization of production in the second quarter of 2019 at Temirtau following the explosion described above.
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
Average steel selling prices decreased 13.6% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 in line with market prices. Average steel selling prices decreased 12.6% and 14.7% in the first and second half of 2019, respectively compared to the same periods in 2018.
Average steel selling prices increased 16.1% for the year ended December 31, 2018 as compared to the year ended December 31, 2017 in line with international prices. Average steel selling prices increased 23.1% and 9.4% in the first and second half of 2018, respectively, as compared to the same periods in 2017.

Mining
		Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	Note	2019	2018	2017
Sales		4,837	4,211	4,033
Depreciation		448	418	416
Operating income		1,215	860	991

Own iron ore production (million tonnes)		57.1	58.5	57.4
Iron ore shipped externally and internally at market price (million tonnes)	1,2	37.1	37.6	35.7
Iron ore shipment - cost plus basis (million tonnes)	1	22.2	20.6	22.2

Own coal production (million tonnes)		5.5	5.9	6.3
Coal shipped externally and internally at market price (million tonnes)	1,2	2.8	2.5	2.8
Coal shipment - cost plus basis (million tonnes)	1	2.9	3.3	3.5

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

	Note			Year ended December 31,
Iron ore production (million metric tonnes)	1	Type	Product	2019	2018	2017
Own mines
North America	2	Open pit	Concentrate, lump, fines and pellets	35.4	36.9	38.1
South America		Open pit	Lump and fines	2.3	2.8	3.2
Europe		Open pit	Concentrate and lump	1.5	1.4	1.6
Africa		Open pit / Underground	Fines	4.4	4.6	2.0
Asia, CIS & Other		Open pit / Underground	Concentrate, lump, fines and sinter feed	13.5	12.8	12.5
Total own iron ore production				57.1	58.5	57.4
Strategic long-term contracts - iron ore
North America	3	Open pit	Pellets	—	—	0.9
Africa		Open pit	Lump and fines	—	—	—
Total strategic long-term contracts - iron ore				—	—	0.9

Total				57.1	58.5	58.3

1.	Total of all finished production of fines, concentrate, pellets and lumps.

2.	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).

3.	Consists of a long-term supply contract with Cleveland-Cliffs Inc. which expired in the first quarter of 2017.

	Note	Year ended December 31,
Coal production (million metric tonnes)		2019	2018	2017
Own mines
North America		1.96	2.09	2.06
Asia, CIS & Other		3.53	3.82	4.25
Total coal production		5.49	5.91	6.31

Sales
Sales in the Mining segment were $4.8 billion for the year ended December 31, 2019, representing an increase of 14.9% as compared to the year ended December 31, 2018. Sales were 22.1% higher at $2.6 billion and 7.8% higher at $2.2 billion for the first and second half of 2019, respectively as compared to the same periods in 2018.

Sales in the Mining segment were $4.2 billion for the year ended December 31, 2018, representing an increase of 4.4% as compared to the year ended December 31, 2017. Sales were 2.2% higher at $2.1 billion and 6.7% higher at $2.1 billion for the first and second half of 2018, respectively as compared to the same periods in 2017.
Sales to external customers were $1,165 million for the year ended December 31, 2019, representing an increase of 15.5% as compared to the year ended December 31, 2018 mainly due to the increase in seaborne iron ore reference prices. Iron ore shipments were 59.3 million tonnes for the year ended December 31, 2019, representing a 1.8% increase as compared to 58.3 million tonnes for the year ended December 31, 2018. Iron ore shipments to external parties were 12.0 million tonnes for the year ended December 31, 2019 as compared to 12.7 million tonnes for the year ended December 31, 2018, primarily due to lower production at AMMC described below. Coal shipments were 5.7 million tonnes for the year ended December 31, 2019 as compared with 5.8 million tonnes for the year ended December 31, 2018.

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
The average reference iron ore price was $93.63 per tonne in 2019, $69.70 per tonne in 2018 and $71.39 per tonne in 2017 (delivered to China, normalized to Qingdao and 62% Fe US $ per tonne, Metal Bulletin) and the average reference price for hard coking coal was $176.71 per tonne in 2019, $206.62 per tonne in 2018 and $187.28 per tonne in 2017 (Premium HCC FOB Aus, Metal Bulletin). However, there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time.
Operating income
Operating income for the Mining segment was $1,215 million for the year ended December 31, 2019 as compared to $860 million for the year ended December 31, 2018, primarily driven by the increase in the iron ore reference prices offset in part by the reduction in market-priced iron ore shipments and lower coking coal reference prices and lower iron ore quality premia.

Operating income for the Mining segment was $860 million for the year ended December 31, 2018 as compared to $991 million for the year ended December 31, 2017, primarily driven by the decrease in the iron ore reference prices and lower coal volumes.
Production
ArcelorMittal had iron ore production of 57.1 million tonnes for the year ended December 31, 2019, a decrease of 2.3% compared to the year ended December 31, 2018. Iron ore production decreased 1.3% for the first half of 2019 compared to the first half of 2018 primarily due to lower production in Brazil due to the temporary suspension of Serra Azul in Brazil (following evacuation on February 8, 2019) which restarted on March 18, 2019, Liberia, Temirtau and Mexico (Volcan mine reached end of life in May 2019), partially offset by higher production in Canada and Ukraine. Iron ore production decreased 3.4% for the second half of 2019 compared to the second half of 2018 primarily due to lower production in AMMC (following an electrical failure in the third quarter of 2019 which led to a temporary stoppage of the concentrator followed by a slow ramp-up in the fourth quarter of 2019) and the Volcan mine end of life in Mexico, offset in part by higher production in Kazakhstan.

ArcelorMittal had iron ore production of 58.5 million tonnes for the year ended December 31, 2018, an increase of 1.9% compared to the year ended December 31, 2017, primarily due to Liberia (production of 4.6 million tonnes in 2018 which, although above the 2017 level, was slightly below the 5 million tonne full year capacity, due to handling/logistical issues at the new Gangra deposit during the wet season in the second half of 2018), offset in part by lower production in Canada (lower yield from a new mix of ore bodies following a pit wall instability issue which first occurred in the fourth quarter of 2017) and Mexico.
ArcelorMittal had coking coal production of 5.5 million tonnes for the year ended December 31, 2019, a decrease of 7.1% compared to the year ended December 31, 2018 mainly due to lower production in both Kazakhstan and Princeton.
ArcelorMittal had own coking coal production of 5.9 million tonnes for the year ended December 31, 2018, a decrease of 6.3% compared to the year ended December 31, 2017 mainly due to lower production in the Kazakhstan mines following operational and geological issues.
Income or loss from investments in associates, joint ventures and other investments
ArcelorMittal recorded income of $347 million from investments in associates, joint ventures and other investments for the year ended December 31, 2019, as compared to $652 million for the year ended December 31, 2018 driven by lower profitability of Calvert and Chinese investee and includes a dividend income from Erdemir of $93 million as compared to $87 million in 2018.
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
Net financing costs were lower at $1.7 billion for the year ended December 31, 2019 as compared to $2.2 billion for the year ended December 31, 2018. Net interest expense (interest expense less interest income) was lower at $607 million for the year ended December 31, 2019 as compared to $615 million for the year ended December 31, 2018.

Foreign exchange gains were $4.0 million as compared to a loss of $235 million for the years ended December 31, 2019 and 2018, respectively. The 2018 loss was primarily due to the first quarter of 2018 as described below.

Other net financing costs (including expenses related to true sale of receivables, bank fees, interest on pensions and fair value adjustments of the call option of the mandatorily convertible bond and derivative instruments) were $1.0 billion for the year ended December 31, 2019 compared to $1.4 billion for the year ended December 31, 2018, and included mark-to-market losses related to the mandatory convertible bond call option totaling $356 million as compared to $501 million for the year ended December 31, 2018.

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
Foreign exchange losses were $235 million as compared to a gain of $546 million for the years ended December 31, 2018 and 2017, respectively. The foreign exchange losses were primarily due to the effect of the depreciation of the U.S. dollar against the euro on the Company's euro denominated debt in the first quarter of 2018. As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€5,169 million as of December 31, 2018) as a hedge of certain euro denominated investments (€7,804 million as of December 31, 2018) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate. As a result, the Company's statement of operations no longer includes foreign exchange exposure on such euro denominated debt.

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
Income tax expense (benefit)
ArcelorMittal recorded an income tax expense of $0.5 billion for the year ended December 31, 2019 as compared to income tax benefit of $0.3 billion for the year ended December 31, 2018. The current income tax expense of $786 million for the year ended December 31, 2019 as compared to $928 million for the year ended December 31, 2018 was primarily driven by lower results in a number of countries. The deferred tax benefit of $327 million for the year ended December 31, 2019 includes a $0.3 billion reduction of deferred tax assets following tax rate decrease in Luxembourg and a $0.6 billion deferred tax benefit recorded in Luxembourg, due to the expectation of higher future profits.

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
ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as enacted in Luxembourg (24.94%), as well as in jurisdictions, mainly in Brazil and Mexico, which have a structurally higher corporate income tax rate.
The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2019, 2018 and 2017 are as set forth below:

	2019		2018		2017
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(382)	21.00%	44	21.00%	(98)	21.00%
Argentina	3	25.00%	6	25.00%	15	25.00%
France	(164)	25.82%	48	25.82%	112	25.82%
Brazil	84	34.00%	271	34.00%	69	34.00%
Belgium	(37)	25.00%	55	25.00%	105	25.00%
Germany	(124)	30.30%	(22)	30.30%	7	30.30%
Spain	(73)	25.00%	18	25.00%	(4)	25.00%
Italy	(254)	24.00%	2	24.00%	(6)	24.00%
Luxembourg	407	24.94%	123	26.01%	1,139	26.01%
Mexico	(105)	30.00%	73	30.00%	(18)	30.00%
South Africa	(92)	28.00%	19	28.00%	(115)	28.00%
Canada	234	25.90%	359	25.90%	190	25.90%
Kazakhstan	52	20.00%	65	20.00%	77	20.00%
Czech Republic	(2)	19.00%	(51)	19.00%	(21)	19.00%
Poland	(27)	19.00%	45	19.00%	30	19.00%
Romania	(14)	16.00%	(44)	16.00%	(7)	16.00%
Ukraine	(21)	18.00%	69	18.00%	47	18.00%
Liberia	31	25.00%	(3)	25.00%	(18)	25.00%
United Kingdom	4	17.00%	8	17.00%	(1)	17.00%
Switzerland	22	7.83%	17	7.83%	(67)	7.83%
Others	(10)		(59)		(29)
Total	(468)		1,043		1,407
Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.
Non-controlling interests
Net income attributable to non-controlling interests was $63 million for the year ended December 31, 2019 as compared to $181 million for the year ended December 31, 2018. Net income attributable to non-controlling interests decreased in 2019 primarily as a result of the operating performance of ArcelorMittal South Africa.

Net income attributable to non-controlling interests was $181 million for the year ended December 31, 2018 as compared to $7 million for the year ended December 31, 2017. Net income attributable to non-controlling interests increased in 2018 primarily as a result of the improved operating performance of ArcelorMittal South Africa.
Net income attributable to equity holders of the parent
ArcelorMittal’s net loss attributable to equity holders of the parent was $2.5 billion for the year ended December 31, 2019, compared to net income attributable to equity holders of the parent of $5.1 billion and $4.6 billion for the years ended December 31, 2018 and 2017, respectively.
B. Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.
Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, as well as dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international subsidiaries, in particular those in France and in the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Brazil, Canada, Kazakhstan, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of December 31, 2019, ArcelorMittal’s cash and cash equivalents, including restricted cash of $128 million, amounted to $5.0 billion as compared to $2.4 billion as of December 31, 2018. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of December 31, 2019 and 2018.
As of December 31, 2019, ArcelorMittal’s total debt, which includes long-term debt and short-term debt was $14.3 billion, compared to $12.6 billion as of December 31, 2018.
Net debt (defined as long-term debt ($11.5 billion) plus short-term debt ($2.9 billion) including debt classified as held for sale (nil), less cash and cash equivalents and restricted cash ($5.0 billion)) was $9.3 billion as of December 31, 2019, down from $10.2 billion at December 31, 2018, comprised of long-term debt ($9.3 billion) plus short-term debt ($3.2 billion) including debt classified as held for sale ($0.1 billion), less cash and cash equivalents and restricted cash ($2.4 billion). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2019 and 2018 was 23%.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. In 2019, ArcelorMittal's credit ratings remained unchanged although outlooks were revised as described in the Risk Factors above. See "Item 3D—Key information—Risk factors—Risks related to ArcelorMittal's financial position and organizational structure—ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business and the market's perception of ArcelorMittal's leverage may affect its share price."
ArcelorMittal’s $5.5 billion revolving credit facility signed on December 19, 2018 with a maturity of December 19, 2023. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023 as of December 31, 2019. The facility may be further extended for an additional year in December 2020. The facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The agreement also requires compliance with a financial covenant, as summarized below.
The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facility) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1. As of December 31, 2019, the Company was in compliance with the ratio.
Non-compliance with the covenants in the Company’s borrowing agreements would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2019 and December 31, 2018.
As of December 31, 2019, ArcelorMittal had guaranteed $236 million of debt of its operating subsidiaries, including $23 million following the adoption of IFRS 16 for which the Company recognized additional liabilities, compared to $99 million as of December 31, 2018. See also note 9.4 to the consolidated financial statements for a description of ArcelorMittal guarantees for associates and joint ventures of $3.8 billion as of December 31, 2019. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2019.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of December 31, 2019	2020	2021	2022	2023	2024	>2024	Total
Bonds	0.5	0.3	1.5	1.4	1.9	3.7	9.3
Commercial paper	1.2	—	—	—	—	—	1.2
Lease liabilities and other loans	1.1	0.7	0.4	0.8	0.2	0.6	3.8
Total gross debt	2.8	1.0	1.9	2.2	2.1	4.3	14.3
As of December 31, 2019, the $5.5 billion revolving credit facility was fully available.
The average debt maturity of the Company was 5.3 years as of December 31, 2019, as compared to 4.0 years as of December 31, 2018.
Further information regarding ArcelorMittal’s outstanding short-term and long-term indebtedness as of December 31, 2019, including the breakdown between fixed rate and variable rate debt, is set forth in note 6 to the consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 6 to the consolidated financial statements.
Financings
ArcelorMittal’s principal credit facilities are described below, for further information on its existing credit facilities and several debt financing and repayment transactions completed during 2019, please refer to note 6 to the consolidated financial statements.
Principal credit facilities
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility replaced the $5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporates a single tranche of $5.5 billion and on November 27, 2019 ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024. The commitments are $5.5 billion until December 19, 2023 and $5.4 billion until December 19, 2024, subject to ArcelorMittal’s option to extend the term by an additional year exercisable in the end of 2020. The Facility may be used for general corporate purposes. As of December 31, 2019, the $5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and September 30, 2014 to reduce its amount to $450 million and to $350 million, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which matures on July 31, 2022.
Mandatory convertible bond

Please refer to note 6.3 and 11.2 to the consolidated financial statements.
True sale of receivables (“TSR”) programs and payment terms with suppliers
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”)). As of December 31, 2019, the total amount of trade accounts receivables sold amounted to $4,436 million. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 78 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion. Given the nature and large diversification of its suppliers base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of December 31, 2019, a 5 day reduction in trade payable days would result in a trade payables decrease by $750 million.
Earnings distribution
ArcelorMittal held 9.8 million shares in treasury as of December 31, 2019, as compared to 8.3 million shares as of December 31, 2018. As of December 31, 2019, the number of shares held by the Company in treasury represented approximately 0.96% of the Company’s total issued share capital.
On January 31, 2018, the Company announced that the Board had agreed on a new dividend policy which was approved by the shareholders at the annual general meeting of shareholders in May 2018. Given the current de-leveraging focus, dividends began at $0.10/share in 2018 (paid from 2017 results). The Company intends to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, return a percentage of net cash provided by operating activities annually. The Company paid the base dividend for 2019 (paid from 2018 earnings) of $0.20 per share to the shareholders. On February 4, 2020, given the resilient cash flow and progress towards its net debt target, the Board proposes a base dividend of $0.30 per share for 2020 (in respect of 2019) which will be proposed to the shareholders at the AGM in May 2020.
Pension/OPEB liabilities
The defined benefit liabilities for employee benefits increased by $0.4 billion to $7.3 billion as of December 31, 2019, as compared to $6.9 billion as of December 31, 2018. The increase is mainly due to the increase in the defined benefit obligation due to lower discount rates, offset partly by increase in assets value and other actuarial gains. For additional information with respect to the Company’s pension plan and OPEB liabilities, including a breakdown by region and by type of plan, see note 8.2 to the consolidated financial statements.
IFRS 16
The Company adopted IFRS 16 “Leases” as of January 1, 2019, using the modified retrospective transition approach with right-of-use assets measured at an amount equal to the lease liability recognized at January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to those leases. On January 1, 2019, the Company recognized additional lease liabilities (discounted at the incremental borrowing rates at that date) for an amount of $1,136 million (see note 7 to the consolidated financial statements).

Sources and uses of cash

Years ended December 31, 2019, 2018 and 2017

The following table presents a summary of cash flow of ArcelorMittal:

Summary of cash flow	For the year ended December 31,
(in $ millions)	2019	2018	2017
Net cash provided by operating activities	6,017	4,196	4,563
Net cash used in investing activities	(3,824)	(3,759)	(2,830)
Net cash provided by (used in) financing activities	514	(689)	(1,731)

Net cash provided by operating activities

For the year ended December 31, 2019, net cash provided by operating activities increased to $6.0 billion, as compared with $4.2 billion for the year ended December 31, 2018. The increase in net cash provided by operating activities was mainly due to an operating working capital release of $2.2 billion as compared to an operating working capital investment of $4.4 billion in 2018, including an inflow for inventories of $2.47 billion , an inflow for trade accounts receivables of $0.96 billion, partially offset by an outflow of trade accounts payables of $1.24 billion. The operating working capital release was driven by lower inventories and receivables, due in part to lower selling prices, particularly in the fourth quarter of 2019, as well as by raw material costs and improved collection of receivables.

For the year ended December 31, 2018, net cash provided by operating activities decreased to $4.2 billion, as compared with $4.6 billion for the year ended December 31, 2017. The decrease in net cash provided by operating activities was mainly due to an investment in operating working capital of $4.38 billion which represented an outflow for trade accounts receivables of $0.65 billion, an outflow for inventories of $4.65 billion and an inflow for trade accounts payables and other of $0.91 billion, partially offset by an increase in operating income driven by the increase in average steel selling prices offset by lower steel shipments. The operating working capital investment for the year ended December 31, 2018 largely reflected the price effect of improved market conditions which impacted operating working capital through higher inventories and higher trade receivables. The investment in operating working capital for the year ended December 31, 2018 reflected a lower than anticipated release of working capital in the fourth quarter of 2018 due to the weaker apparent demand conditions leading to an accumulation of metal stock and raw material volumes.
Net cash used in investing activities
Net cash used in investing activities was $3.8 billion for the year ended December 31, 2019 and 2018. Capital expenditures increased to $3.6 billion for the year ended December 31, 2019 as compared to $3.3 billion for the year ended December 31, 2018. Capital expenditures for the year ended December 31, 2019 were significantly below the initial guidance of $4.3 billion but marginally above the revised $3.5 billion guidance provided after the third quarter of 2019 and below the mid-year guidance of $3.8 billion as the Company adapted its capital expenditure plans to the weaker market conditions. Cash used in investing activities includes i) $0.8 billion net cash outflow for the acquisition of AMNS India and $83 million additional UG payments, ii) lease payments ($200 million) for the ArcelorMittal Italia acquisition and iii) the acquisition of Münker Metallprofile GmbH in Germany ($46 million) . These outflows were offset in part by i) proceeds from remedy asset sales for the ArcelorMittal Italia acquisition of $518 million (cash consideration of $694 million, net of cash disposed of $34 million, an escrow deposit of $125 million which was subsequently drawn and proceeds of $17 million paid to a joint venture of the Company), ii) the final installment of disposal proceeds from ArcelorMittal USA's 21% stake in the Empire Iron Mine Partnership for $44 million and iii) the sale of remaining 2.6% stake in Gerdau for $116 million. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”.

Net cash used in investing activities was $3.8 billion for the year ended December 31, 2018 as compared to $2.8 billion for the year ended December 31, 2017. Capital expenditures increased to $3.3 billion for the year ended December 31, 2018 as compared to $2.8 billion for the year ended December 31, 2017. Capital expenditures for the year ended December 31, 2018 were lower than expected due to underspending in certain strategic projects and at ArcelorMittal Italia due to the acquisition only being completed in November 2018. Cash used in investing activities for the year ended December 31, 2018 included the acquisition of the Uttam Galva and KSS Petron debt for $1 billion in the context of the AMNS India bidding process, offset in part by the proceeds from the sale of Go Steel Frýdek Místek ($39 million), the second installment of proceeds of $44 million from the disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership, $220 million of sale proceeds following the disposal of the Company's 50% interest in Macsteel and $55 million relating to the release of restricted cash related to the mandatory convertible bond following contractual renegotiation.
ArcelorMittal’s major capital expenditures in the year ended December 31, 2019 included the following projects: the ArcelorMittal Mexico new hot strip mill, the ArcelorMittal Italy environmental investment program, the new LF&CC 2&3 in ArcelorMittal Kryvyi Rih and the new walking beam furnaces at Burns Harbor, along with other ongoing projects. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects” for a summary of these and other projects.
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
The Company maintains the ability to adapt its capital expenditures plan to the operating environment and now expects 2020 capital expenditures to be approximately $3.2 billion. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”.

Net cash provided by financing activities
Net cash provided by financing activities was $0.5 billion for the year ended December 31, 2019, as compared to the net cash used in financing activities of $0.7 billion in 2018. In 2019, net cash provided by financing activities included an inflow of $1.3 billion net proceeds (proceeds of $6.4 billion offset by payments of $5.1 billion) for short and long-term debt, partially offset by dividends of $332 million, a $90 million outflow related to the share buyback program and $326 million net outflows from lease payments and other financing activities. The 2019 cash outflows for lease payments and other financing activities increased as a result of the first-time application of IFRS 16 effective from January 1, 2019, as the repayments of the principal portion of the operating leases are presented under financing activities (previously reported under operating activities). For further details related to capital markets, liability management transactions and debt repayments in 2019, see note 6.1.2 to the consolidated financial statements.

Net cash used in financing activities was $0.7 billion for the year ended December 31, 2018, as compared to $1.7 billion in 2017. In 2018, $0.2 billion net payments for short and long-term debt included mainly $0.6 billion of bonds repurchased pursuant to cash tender offers, $0.9 billion repayment at maturity of the euro denominated Floating Rate Notes due April 9, 2018 and the remaining amount of the euro denominated 4.5% Notes due March 29, 2018 partly offset by $1 billion drawing under the $7 billion term facility with respect to the UG and KSS Petron payments. Net cash used in financing activities for the year ended December 31, 2018 also included dividend payments of $220 million and $226 million outflow related to the share buyback program. Net cash used by financing activities for the year ended December 31, 2017 included net payments/proceeds for short and long-term debt of $1.5 billion. Net cash used by financing activities for the year ended December 31, 2017 included $1.2 billion of bonds repurchased pursuant to cash tender offers, $0.6 billion repayment at maturity of the euro denominated 4.625% Notes, $0.6 billion used to early redeem the 6.125% Notes due June 1, 2018 and $1.0 billion used to early redeem the 9.85% Notes due June 1, 2019, offset in part by a new $0.4 billion Schuldschein loan, a $0.4 billion loan from the European Investment Bank, $0.3 billion drawdown on the 4.5 billion South African rand revolving borrowing base finance facility and $0.6 billion proceeds from the issuance of euro denominated 0.95% Notes due January 17, 2023.
Dividends paid during the year ended December 31, 2019 were $332 million, including $203 million paid to ArcelorMittal shareholders and $129 million paid to non-controlling shareholders in subsidiaries. Dividends paid during the year ended December 31, 2018 were $220 million, including $101 million paid to ArcelorMittal shareholders and $119 million paid to non-controlling shareholders in subsidiaries.

Equity
Equity attributable to the equity holders of the parent decreased to $38.5 billion at December 31, 2019, as compared to $42.1 billion at December 31, 2018, primarily due to the net loss attributable to the equity holders of the parent of $2.5 billion . and $0.3 billion actuarial losses. See note 11 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2019.

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

Outlook
Based on the current economic outlook, ArcelorMittal expects an expansion in global ASC in 2020 by +1% to +2% (versus growth of +1.1% in 2019). Supply chain destocking constrained demand in ArcelorMittal's core markets, particularly for flat products, and the Company estimates that World-ex China ASC declined by 0.8% in 2019. China had a better than expected year with ASC estimated to have increased by 3%. Whilst acknowledging the risks and uncertainties, ArcelorMittal believes that there are signs that the real demand slowdown is beginning to stabilize, and the supportive inventory environment means that the Company is more optimistic on the apparent demand outlook for 2020. This may be revised downwards due to the impact of the Coronavirus outside China. By region:

–
In the U.S., ASC is expected to grow within a range of +0% to +1% in 2020 (versus an estimated -2% contraction in 2019), with stronger ASC in flat products offsetting an anticipated decline in ASC for long products.

–
In Europe, ASC is expected to grow within a range of +1% to +2% in 2020 (versus over -4% estimated contraction in 2019); although automotive is expected to remain weak, the end of destocking is expected to support improved ASC for flat products, similarly the end of destocking should offset the impact of the slowdown in construction activity for long products ASC.

–
In Brazil, ASC is expected to rebound in 2020 with growth expected in the range of +4% to +5% (versus estimated -2.6% contraction in 2019) following the pronounced destocking of flat products in 2019 and expected growth in construction activity.

–	In the CIS, ASC growth in 2020 is expected to slow but remain positive within a range of +0% to +1% (versus +4% estimated growth in 2019).

–	As a result, overall World ex-China ASC in 2020 is expected to grow within the range of +2% to +2.5% (versus estimated -0.8% contraction in 2019).

–
In China, that in 2020 both GDP and steel demand growth are still likely to be weaker than what was expected prior to the Coronavirus outbreak (Steel demand now expected to grow only 0 to 1% in 2020, down from 1 to 2% previously expected).

The China and global ASC forecast reflects the Company’s base case view of the impact of Coronavirus. Absent a degradation of the situation and/or a further extension of the holiday period, the Company believes the effect of the Coronavirus will likely have a short-term negative demand impact in China and to a lesser degree elsewhere. ArcelorMittal's current view is that the vast majority of the impact on the first quarter of 2020 demand is expected to be recovered throughout the remainder of the year and its perspective on the fundamentals of the Chinese steel market remain unchanged. However, the recent increase in cases outside China is worrying and increases the risk of a global pandemic and a much larger negative impact on global GDP. The Company is monitoring the situation closely and in particular in Italy, as should the virus spread more widely through Europe this will likely have a material impact on the Company’s sales and profitability in 2020.
The Company expects certain cash needs of the business (consisting of capital expenditures, cash paid for interest, cash paid for taxes, pensions and certain other cash payments but excluding operating working capital movements) to total $4.5 billion in 2020 versus $5.0 billion in 2019. The Company maintains the ability to adapt its capital expenditure plans to the operating environment and now expects 2020 capital expenditures to be $3.2 billion (down from $3.6 billion in 2019). Net interest expense in 2020 is expected to be $0.5 billion (versus $0.6 billion in 2019) while cash payments for taxes, pensions and other cash payments are expected to be stable at $0.8 billion (versus 2019).
The Company released $2.2 billion in operating working capital in 2019 (versus an operating working capital investment of $4.4 billion in 2018). Whilst the Company does not at this stage want to give a firm target or specific guidance for operating working capital needs in 2020 (due to the fact that it is so dependent on operating conditions towards the end of the year), should market conditions remain at current levels then there is the potential to reduce working capital by a further $1 billion.
As previously announced in the first half of 2019, and in line with the Company's ongoing efforts to optimize its asset portfolio, it identified opportunities to unlock $2 billion of value from the portfolio over the next 2 years. The Company has made good progress to date and has achieved ~$0.6 billion, including the sale of its stake in Gerdau ($0.1 billion) and the sale of a 50% stake in Global Chartering Ltd which is expected to reduce net debt in total by $0.5 billion ($0.4 billion in the fourth quarter of 2019 and $0.1 billion early 2020). ArcelorMittal remains engaged in active discussions with interested parties on several additional opportunities.
Given the ongoing focus on delivering the $1 billion of identified cost improvement plans in order to fully achieve the Action 2020 targets, the potential for an approximate $1 billion operating working capital release assuming market conditions remain at current levels, together with further progress on portfolio optimization efforts, the Company is optimistic that it can achieve its $7.0 billion net debt objectives by year end 2020 which would provide strong foundations for improved shareholder returns going forward.
ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, given the resilient cash flow and progress towards its net debt target, the Board proposes a base dividend of $0.30 per share for 2020 (in respect of 2019) which will be proposed to the shareholders at the AGM in May 2020.
E.    Off-balance sheet arrangements
As of December 31, 2019, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.    Tabular disclosure of contractual obligations
ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2019, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.
ArcelorMittal had outstanding, as of December 31, 2019, various long-term obligations that will become due in 2020 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2019, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental commitments and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations—scheduled repayments—note 6.1.2 to the consolidated financial statements[1]	14,340	2,869	2,950	4,247	4,274
Environmental commitments and asset retirement obligations—note 9.1 and note 9.3 to the consolidated financial statements[2]	1,551	249	376	209	717
Purchase obligations—note 9.4 to the consolidated financial statements	19,697	7,140	4,673	3,190	4,694
Funding contribution to the pension and post-employment plans[3]—note 8.2 to the consolidated financial statements	422	422	—	—	—
Scheduled interest payments	3,549	431	745	534	1,839
Other long-term liabilities	341	—	41	284	16
Acquisition/investment commitments—note 9.4 to the consolidated financial statements	448	299	146	1	2
Total	40,348	11,410	8,931	8,465	11,542

1	With the adoption of IFRS 16, lease obligations have been shown as part of debt obligations (refer note 1, 6 and 7 to the consolidated financial statements for further details).

2	ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

3	The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2019. Also included are liabilities related to environmental matters, which are further discussed in notes 9.1 and 9.3 to the consolidated financial statements. For further details on commitments, please refer to note 9.4 to the consolidated financial statements.

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
The annual general meeting of shareholders on May 7, 2019 acknowledged the expiration of the terms of office of Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne Nimocks, Mr. Karel De Gucht and Mr. Jeannot Krecké.
At the same meeting, the shareholders re-elected Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne Nimocks, Mr. Karel De Gucht and Mr. Jeannot Krecké for a new term of three years each.
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
Mr. Bruno Lafont is the Lead Independent Director. In the most recent assessment of the Company’s leadership structure, the ARCGS Committee reviewed the key duties and responsibilities of the Company’s Chairman and Chief Executive Officer and its Lead Independent Director as follows:

Chairman	Lead Independent Director
* Chairs the Board of Directors' and shareholders' meetings	* Provides independent leadership to the Board of Directors
* Works with the Lead Independent Director to set agenda for the Board of Directors and reviews the schedule of the meetings	* Presides at executive sessions of independent directors
* Serves as a public face of the Board of Directors and of the Company	* Advises the Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
* Serves as a resource for the Board of Directors	* Coordinates the activities of the other independent directors
* Guides discussions at the Board of Directors meetings and encourages directors to express their positions	* Oversees Board of Directors' governance processes, including succession planning and other governance-related matters
* Communicates significant business developments and time-sensitive matters to the Board of Directors	* Liaison between the Chairman and the other independent directors
* Is responsible for managing day-to-day business and affairs of the Company	* Calls meetings of the independent directors when necessary and appropriate
* Interacts with the CEO Office and Executive Officers of the Company and frequently meets stakeholders and provides feedback to the Board of Directors	* Leads the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors

The members of the Board of Directors are set out below:

Name	Age[4]	Date of joining the Board[5]	End of Term	Position within ArcelorMittal
Lakshmi N. Mittal	69	May 1997	May 2020	Chairman of the Board of Directors and Chief Executive Officer
Vanisha Mittal Bhatia[6]	39	December 2004	May 2022	Director
Jeannot Krecké	69	January 2010	May 2022	Director
Suzanne P. Nimocks2 3	60	January 2011	May 2022	Director
Bruno Lafont1 2 3	63	May 2011	May 2020	Lead Independent Director
Tye Burt2 3	62	May 2012	May 2021	Director
Michel Wurth	65	May 2014	May 2020	Director
Karyn Ovelmen1 3	56	May 2015	May 2021	Director
Karel de Gucht1 3	65	May 2016	May 2022	Director

1.	Member of the Audit & Risk Committee.

2.	Member of the Appointments, Remuneration, Corporate Governance and Sustainability Committee.

3.	Non-executive and independent director.

4.	Age as of December 31, 2019.

5.	Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.

6.	Mrs. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and sister of Mr. Aditya Mittal.

Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.

Lakshmi N. Mittal, 69, is the Chairman and Chief Executive Officer of ArcelorMittal, a renowned global businessman who serves on the boards of various companies and advisory councils. He is an active philanthropist engaged in the fields of education and child health. Mr. Mittal was born in Sadulpur in Rajasthan in 1950. He graduated from St Xavier’s College in Kolkata, where he received a Bachelor of Commerce degree. He has received numerous awards for his contribution to the steel industry over the years and recently, in April 2018, Mr. Mittal was awarded by the American Iron and Steel Institute with the Gary medal award recognizing his great contribution to the steel industry. He is widely recognized for successfully integrating many company acquisitions in North America, South America, Europe, South Africa and the CIS. Mr. Mittal is Chairman of the board of Aperam and a member of the board of Goldman Sachs. He previously sat on the board of Airbus N.V. He is a member of the Foreign Investment Council in Kazakhstan, the National Investment Council of Ukraine, the Global CEO Council of the Chinese People’s Association for Friendship with Foreign Countries, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee, the European Round Table of Industrialists, the Indian School of Business and a member of the board of Trustees of Cleveland Clinic. Mr. Mittal is the father of Aditya Mittal (who is President and Chief Financial Officer of ArcelorMittal) and Vanisha Mittal Bhatia (who is a Director of ArcelorMittal). Mr. Mittal is a citizen of India.
Vanisha Mittal Bhatia, 39, is a non-independent Director of ArcelorMittal. She was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004, where she worked in the Procurement department leading various initiatives including "total cost of ownership program".  She joined Aperam in April 2011 and since has held the position of Chief Strategy Officer. She has a Bachelor of Sciences from the European Business School. Ms. Mittal Bhatia is a citizen of India.

Jeannot Krecké, 69, is a non-executive and non-independent Director of ArcelorMittal. He started his university studies at the Université Libre de Bruxelles (ULB) in Belgium in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He enrolled in various courses, in particular in the United States. Following the legislative elections of June 13, 2004, Mr. Krecké was appointed Minister of the Economy and Foreign Trade of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Mr. Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Mr. Krecké represented the Luxembourg government at the Council of Ministers of the EU in the Internal Market and Industry sections of its Competitiveness configuration, as well as in the Economic and Financial Affairs

Council, and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Mr. Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is currently the CEO of Key International Strategy Services. He is a member of the boards of JSFC Sistema, of East West United Bank, of Calzedonia Finanziara S.A., Jan De Nul S.A. and Novenergia Holding Company S.A. Mr. Krecké is a citizen of Luxembourg.
Suzanne P. Nimocks, 60, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration, Corporate Governance and Sustainability Committee. She was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010, and was with the firm in various other capacities beginning in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a board member of Ovintiv Inc (formerly Encana Corporation), Valaris Plc (formerly Rowan Companies Plc), and Owens Corning, all listed companies. Ovintiv Inc is a major natural gas exploration and production company, Valaris Plc provides drilling services for the oil and gas industry and Owens Corning is a manufacturer of building products. In the non-profit sector, she is a member of the board of directors of the Houston Zoo and serves as a Trustee of the Texas Children’s Hospital. Ms. Nimocks is a citizen of the United States of America.
Bruno Lafont, 63, is Lead Independent Director of ArcelorMittal, a member of the Audit & Risk Committee and chairman of the Appointments, Remuneration, Corporate Governance and Sustainability Committee. He began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter, Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005, Chief Executive Officer in January 2006, and he was appointed Chairman and Chief Executive Officer in May 2007. In July 2015 Mr. Lafont was appointed Honorary Chairman of Lafarge. He was co-Chairman of the Board of Directors of LafargeHolcim between July 2015 and May 2017. He was a board member of EDF from 2008 to 2019. Mr. Lafont left the Executive Committee of the World Business Council for Sustainable Development (WBCSD) in December 2019. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France. Mr. Lafont has informed the Company that, on December 8, 2017, he (along with five other former Lafarge officers) was placed under formal investigation (mis en examen) in his capacity as former CEO of Lafarge SA, in relation to alleged payments made by a subsidiary of Lafarge SA (Lafarge Cement Syria) to terrorist groups in Syria, and that alleged violations of EU economic sanctions and French labor law are also being investigated.
Tye Burt, 62, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration, Corporate Governance Committee and Sustainability Committee. He was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is the Chair and Principal at Carbon Arc Capital Investments Corp. and was the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. Mr. Burt is a member of the Board of Directors of Boart Longyear, a global leader in the drilling services and equipment industry. He is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.
Michel Wurth, 65,  is a non-independent Director of ArcelorMittal. He joined Arbed in 1979 and held a variety of functions before joining the Arbed Group Management Board and becoming its chief financial officer in 1996. The merger of Aceralia, Arbed and Usinor, leading to the creation of Arcelor in 2002, led to Mr. Wurth’s appointment as senior executive vice president and CFO of Arcelor. He became a member of ArcelorMittal’s Group Management Board in 2006, responsible for Flat Carbon Europe, Global R&D, Distribution Solutions and Long Carbon Worldwide respectively. Michel Wurth retired from the GMB in April 2014 and was elected to ArcelorMittal’s board of directors in May 2014. He holds a Law degree from the

University of Grenoble, France, and a degree in Political Science from the Institut d’Études Politiques de Grenoble as well as a Master’s of Economics from the London School of Economics, UK. Mr. Wurth is also doctor of laws honoris causa of the Sacred Heart University, Luxembourg. Mr. Wurth is Chairman of ArcelorMittal Luxembourg S.A. (a wholly owned subsidiary of ArcelorMittal S.A.) as well as Vice Chairman of the supervisory board of Dillinger Hütte AG and Dillinger Hütte Saarstahl AG (associates of ArcelorMittal). Mr. Wurth served as Chairman of the Luxembourg Chamber of Commerce between May 2004 and May 2019 and is a member of the Council of the Central Bank of Luxembourg. He is also non-executive Chairman of Paul Wurth S.A. and member of the supervisory board of SMS Group (the controlling shareholder of Paul Wurth S.A.) as well as non-executive Chairman of BIP Investment Partners S.A. and BIP Capital Partners S.A., of Brasserie Nationale. Paul Wurth S.A. is controlled by SMS Group, a leading family owned equipment and engineering supplier for the steel and non-ferrous metal producing industry. BIP Investment Partners and BIP Capital Partners S.A. are Luxembourg based companies organized as investment funds investing in small and mid-cap private equity and Brasserie Nationale is a privately owned brewery based in Luxembourg. Mr. Wurth is vice-chairman of the Luxembourg Red Cross. Mr. Wurth is a citizen of Luxembourg.
Karyn Ovelmen, 56, is a non-executive and independent Director of ArcelorMittal as well as the chairman of the Audit & Risk Committee. From January 2019 to December 31, 2019, Mrs. Ovelmen was the Gas Power Transformation Leader for the General Electric Company. Prior to that, she served as Executive Vice President and Chief Financial Officer of Flowserve, a position that she held from June 2015 to February 2017.  Previously, she also served as Chief Financial Officer and Executive Vice President of LyondellBasell Industries NV from 2011 to May 2015, as Executive Vice President and Chief Financial Officer of Petroplus Holdings AG from May 2006 to September 2010 and as Executive Vice President and Chief Financial Officer of Argus Services Corporation from 2005 to 2006. Prior to that, she was Vice President of External Reporting and Investor Relations for Premcor Refining Group Inc. She also spent 12 years with PricewaterhouseCoopers, primarily serving energy industry accounts. Mrs. Ovelmen was a member of the Gates Industrial Corporation plc. Board of Directors as a non-executive director and was a member of their Audit Committee from December 2017 to March 2019. Mrs. Ovelmen holds a Bachelor of Arts degree from the University of Connecticut, USA, and is a Certified Public Accountant ("CPA"). Mrs. Ovelmen is a citizen of the United States of America.
Karel de Gucht, 65, is a non-executive and independent Director. Mr. de Gucht is a Belgian Minister of State. He was the European Commissioner for Trade in the 2nd Barroso Commission from 2010 to 2014 and for Development and Humanitarian Aid in the 1st Barroso Commission from 2009 to 2010. Previously, Mr. De Gucht served as Belgium's Minister of Foreign Affairs from 2004 to 2009 and Vice Prime Minister of Belgium from 2008 to 2009. In addition, in 2006, he was the Chairman in Office of the Organization for Security and Cooperation in Europe (OSCE) and Member of the Security Council of the United Nations from 2007 to 2008. Since 1991, Mr. De Gucht has been a Professor of Law at the VUB (the Dutch-speaking Free University Brussels). He is currently a member of the European Advisory Board of CVC Capital Partners, a member of the board of directors of the listed company Proximus NV and the president of the IES, the Institute of European Studies at the VUB. Mr. de Gucht holds a Master of Law degree from the VUB. Mr. de Gucht is a Belgian citizen.
Senior management
On December 15, 2015, the Company announced that it would simplify its management structure in-line with the ongoing drive to promote a performance-driven culture, empowering the segments to deliver optimum business results. As a result the GMB, which was established to ensure a smooth integration following the creation of ArcelorMittal, was replaced, effective January 1, 2016, with a more flexible structure. As of December 31, 2019, ArcelorMittal’s senior management is comprised of the CEO Office supported by five other Executive Officers. ArcelorMittal’s CEO Office is comprised of the Chief Executive Officer (“CEO”), Mr. Lakshmi N. Mittal, and the President and Chief Financial Officer (“CFO”), Mr. Aditya Mittal. Together, the Executive Officers are responsible for the implementation of the Company strategy, overall management of the business and all operational decisions.

Name	Age[1]	Position
Lakshmi N. Mittal	69	Chairman and Chief Executive Officer of ArcelorMittal
Aditya Mittal	43	President and Chief Financial Officer of ArcelorMittal, Investor Relations, and Chief Executive Officer of ArcelorMittal Europe
Brian Aranha	64	Executive vice president, head of strategy, CTO, R&D, CCM, and global automotive
Jefferson de Paula	61	Executive vice president, CEO ArcelorMittal South America Long
Geert Van Poelvoorde	54	Executive vice president, CEO ArcelorMittal Europe Flat
Simon C. Wandke	60	Executive vice president, CEO ArcelorMittal Mining
Bart Wille	58	Executive vice president, head of HR

1.	Age as of December 31, 2019.
Lakshmi N. Mittal (See “–Board of Directors”).
Aditya Mittal, 43, is the President and Chief Financial Officer of ArcelorMittal. He is also the Chief Executive Officer of ArcelorMittal Europe. Following the formation of ArcelorMittal in 2006, Aditya Mittal held various senior leadership roles, including managerial oversight of the Group's flat carbon steel businesses in the Americas and Europe, in addition to his role as CFO and membership in the Group Management Board. Aditya Mittal joined Mittal Steel in January 1997, serving in various finance and management roles. In 1999, he was appointed Head of Mergers and Acquisitions. In his position, he led the Company's acquisition strategy, resulting in Mittal Steel's expansion into Central Europe, Africa and the United States. Subsequently, he was also involved in post-merger integration, turnaround and improvement strategies of the acquired companies. Between 2004 and 2006, Aditya Mittal was the President and CFO of Mittal Steel. In 2006, he initiated and led Mittal Steel's offer for Arcelor, creating the world's first 100 million tonnes plus steel company. In 2008, Aditya Mittal was named 'European Business Leader of the Future' by CNBC Europe and was ranked fourth in Fortune magazine's '40 under 40' list in 2011. He is an active philanthropist with a particular interest in child health. Together with his wife Megha, he is a significant supporter of the Great Ormond Street Children’s Hospital in London, having funded the Mittal Children’s Medical Centre, and in India, the couple work closely with UNICEF, having funded the first ever country-wide survey into child nutrition, the result of which will be used by the Government of India to inform relevant policy. Aditya Mittal serves on the board of Aperam, Iconiq Capital and Wharton School,is Chairman of India’s second largest refinery, HPCL-Mittal Energy Limited (HMEL), and is Chairman of the Board of Directors of AMNS India. He is also a trustee at Brookings Institute and an alumni of the World Economic Forum Young Global Leader’s Programme. Aditya Mittal holds a Bachelor’s degree in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Aditya Mittal is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia. Mr. Aditya Mittal is a citizen of India.
Brian Aranha, 64, is a member of the Group management committee and an executive vice president, responsible for several corporate functions: Strategy, Technology, R&D, Commercial Coordination, Global Automotive, Communications and CR, Capital Goods as well as certain JVs in China and Saudi Arabia. He joined Dofasco in 1979 and held various diverse positions until 2003 when he was appointed Vice President of Commercial. Following Dofasco's integration into ArcelorMittal in 2007 he held various positions in Europe and NAFTA until he assumed his current role in 2016. Brian holds a Bachelor of applied sciences and engineering from the University of Toronto and has attended the Executive Program at Queens University in Kingston, Ontario (Canada). Mr. Aranha is a citizen of Canada.
Jefferson de Paula, 61, is a member of the Group management committee who joined the group in 1991 as Meltshop Manager of Cariacica’s plant (Brazil) and became the plant’s General Manager in 1998. In 2001, he moved to Acindar in Argentina as COO and was appointed its Industrial and Commercial Vice President in 2006. In 2008, he joined Long Carbon Europe as COO of the Sections, Rails and Piles business division, later becoming CEO of Long Carbon Europe - South Division. In 2011, he was named CEO of Long Carbon Americas, which in 2014 became Long Carbon Central & South America. Mr. de Paula holds a Bachelor’s Degree in metallurgical engineering from Universidade Federal Fluminense (Brazil), a Master’s Degree in finance and marketing from Universidad Austral (Argentina) and has attended to senior executive courses from Insead (France) and from Kellogg - Northwestern University (USA). In addition to his position in the Group, Mr. de Paula is the current vice president and member of the strategic board of Minas Gerais State Industry Association (FIEMG), he sits in the board of directors of Brazil’s Steel Association (Aço Brasil) and is the former president and member of Latin American Steel Association board (Alacero). Mr. de Paula is a citizen of Brazil.

Geert Van Poelvoorde, 54, is a member of the Group management committee. He started his career in 1989 as a project engineer at the Sidmar Gent hot strip mill, where he held several senior positions in the automation and process computer department. He moved to Stahlwerke Bremen in 1995 as senior project manager. Between 1998 and 2002, he headed a number of departments, and in 2003 he was appointed director of Stahlwerke Bremen, responsible for operations and engineering. In 2005, Mr. Van Poelvoorde returned to ArcelorMittal Gent to take up the position of Chief Operating Officer. In 2008, he became Chief Executive Officer of ArcelorMittal Gent with direct responsibility for primary operations. He was appointed Chief Executive Officer of the Business Division North within Flat Carbon Europe in 2009 and in January 2014, he was appointed Chief Executive Officer of Flat Carbon Europe and Purchasing. Since November 2015 he is also president of Eurofer, the European steel federation. He graduated from the University of Ghent with a degree in civil engineering and electronics. Mr. Van Poelvoorde is a citizen of Belgium.
Simon C. Wandke, 60, is a member of the Group management committee and the Chief Executive Officer of ArcelorMittal Mining. He joined ArcelorMittal in January 2011 as chief commercial officer of ArcelorMittal Mining. He has over 30 years’ experience in the mining and minerals industry, starting his career in 1981 at BHP, where he held positions in mines in Australia and Indonesia and held other commercial offices globally until 2002. He then joined Destra Consulting Group as Partner before becoming Chief Marketing Officer for Ferrexpo plc in 2006 based in Hong Kong, Switzerland & United Kingdom. Simon is a graduate of the Australian Institute of Company Directors with a diploma in Company Directorship. He also holds a post graduate diploma in Corporate Finance from Swinburne University as well as a B.A., Psych, Marketing (Comm) from the University of Melbourne. Mr. Wandke holds dual citizenship in Australia and the United Kingdom.

Bart Wille, 58, is a member of the Group management committee. He was appointed head of human resources in January 2018. He joined ArcelorMittal after more than 30 years of global human resources management experience in various multinational companies. Mr. Wille joined Unilever in 1985 with 22 years of service and positions held in Belgium, the United Kingdom, Brazil and the Netherlands. After having joined Puratos (food ingredients) for a short period, Mr. Wille pursued his career with Bekaert as chief human resources officer at the beginning of 2009. As a member of the Bekaert Group Executive Board, Mr. Wille was responsible for human resources and the reorganization agenda of the company worldwide. In this role, he supported the international expansion of the company and he participated in the restructuring and change of the company's organization, as well as the continuous transformation of its culture. Mr. Wille is a graduate in international business administration of UFSIA, the University of Antwerp. Mr. Wille is a citizen of Belgium.

B.    Compensation

Content
Annual statement by the ARCGS Committee Chairman
Board of Directors
Remuneration at a glance - senior management	Overview of the Company's remuneration policy and rationale of each performance metric
Remuneration at a glance - 2019 pay outcomes	Comparison of pay outcomes 2019 vs. 2018 Explanation of results for 2018 short-term incentives paid in 2019
Remuneration
Remuneration strategy	Explanation of what informs the ARCGS's decision on pay
Remuneration policy	Explanation of policies applied to senior management
Remuneration mix	Overview of the remuneration mix for senior management
2019 Total remuneration	Overview of 2019 outcomes
Short-term incentives	Description of short-term incentives plan ("STI")
Long-term incentive plan	Description of long-term incentive plan ("LTIP" or "LTI"s)
Global stock option plan	Description of global stock option plan
Other benefits	Description of other benefits
SOX 304 and Clawback	Explanation of SOX section 304 rules regarding clawbacks of CEO/CFO remuneration

Abbreviations
EBITDA	Operating income plus depreciation, impairment expenses and exceptional items
FCF	Free cash flow
STI	Short-term incentives
LTI/LTIP	Long-term incentives (plans)
EPS	Earnings per share
PSU	Performance share units
RSU	Restricted share units
ROCE	Return on capital employed
TSR	Total shareholder return

Annual statement by the ARCGS Committee Chairman
Dear Shareholders,
Description of the year:
Business and results
After a strong 2018, market conditions in 2019 were challenging, with the profitability of ArcelorMittal's steel segments suffering due to lower steel prices combined with higher raw material costs. This was only partially offset by improved profitability from the mining segment. Despite this challenging environment, ArcelorMittal has achieved notable progress which reflects the efforts in recent years through Action 2020 to strengthen the business. Significant cash flow generation in 2019 resulted in a historical low point for ArcelorMittal net debt. Global overcapacity remains a clear challenge, as such the Company reduced capacity in Europe in response to the current weak demand environment. Further action needs to be taken to address the increasing level of imports entering the continent due to ineffective safeguard measures. ArcelorMittal continues to engage with the European Commission to create a level playing field for the sector. A supportive regulatory and funding environment is also crucial for the Company's ambition to significantly reduce its emissions. ArcelorMittal also continue to evolve its sustainable product offering, for example with Steligence, its low-carbon solutions for the construction market. Despite the current challenges, the Company is well positioned to benefit from any improvement in market conditions and the current very low spread environment.
Board and Committees
The Board and Chairman have overall responsibility for the governance and strategic direction of ArcelorMittal, which includes considering the effects of climate change. The Board has two committees with further oversight and responsibilities on climate-related issues. Risks are also considered by boards of subsidiaries worldwide. The ARCGS oversees the implications of sustainability issues under five sustainability pillars, of which one is climate change. The chair of the ARCGS also liaises closely with the chair of the Audit & Risk Committee. The Committee considers the implications of climate change for the business and oversees the Company’s strategic planning in response to the risks and opportunities that arise. It receives regular reports from senior management on stakeholder expectations, the Company’s low-emissions technology strategy, climate-related policy engagement and carbon performance.
Activities
Remuneration and Nomination
During 2019, the ARCGS Committee conducted the Annual Self-Assessment of the Board of Directors, reviewed and approved short term incentive proposals for senior management and approved the remuneration report for 2019. The ARCGS Committee also reviewed remuneration and governance related proposals for the annual general meeting of shareholders. The ARCGS Committee revised succession plans for the Board, the CEO office and senior executives. The ARCGS Committee also reviewed the salaries for the CEO, CFO and the Executive Vice Presidents. It reviewed the grant and vesting criteria for future grants, reviewed and selected performance and compensation peer groups under the Long-Term Incentive Plan and confirmed the vesting of existing plans in accordance with the criteria set in advance. The ARCGS Committee also considered the need for additional retention plans. The annual general meeting of shareholders in May 2019 approved an increase in remuneration for the non-executive members of the Board of Directors. A review of this remuneration takes place once every three years.
Environment
In May 2019 ArcelorMittal published its first Climate Action report in which it announced its ambition to significantly reduce CO2 emissions globally and be carbon neutral in Europe by 2050. The report explains in greater detail the future challenges and opportunities for the steel industry, the plausible technology pathways the Company is exploring as well as its views on the policy environment required for the steel industry to succeed in meeting the targets of the Paris Agreement. In addition, the Committee held quarterly meetings dedicated to Corporate Social Responsibilities, including Health & Safety, Environment and Community relations and reviewed progress and proposed management actions in this field. The year showed substantial progress in terms of quality of reporting and follow up actions.
Going forward
The acquisition of AMNS India is an important strategic step for ArcelorMittal. The newly established joint venture with Nippon Steel Corporation, called AMNS India, with nominal crude steel production capacity of 9.6 million tonnes per year in India, is one of the most promising steel markets in the world. ArcelorMittal is confident that AMNS India will create significant value - for shareholders, its business partners, employees and communities in India.

As for ArcelorMittal Italia, the Company experienced both business and stakeholder issues at the Taranto plant. These issues are persistent and ongoing.
As a result of the implementation of the recommendations of the previous Board self-assessment in January 2019, there were noticeable improvements in this year’s process. In particular, the new responsibilities of the Committee on sustainable development matters and the increased emphasis given to succession planning are seen as important improvements.
Corporate Social Responsibility including Climate Action will remain a key focus area for the Committee in 2020. Even greater emphasis will be placed on health and safety matters as well. In the field of Remuneration, the Committee expects to consider proposals to ensure appropriate remuneration and management retention in challenging market conditions. Succession planning will remain a priority.

Sincerely yours,
Bruno Lafont

Board of Directors
Directors’ fees
The ARCGS Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.
At the May 7, 2019 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive directors for the 2018 financial year, based on the following annual fees (euro denominated amounts are translated into U.S. dollars as of December 31, 2018):

•	Basic director’s remuneration: €151,956 ($173,990);

•	Lead Independent Director’s remuneration: €214,326 ($245,403);

•	Additional remuneration for the Chair of the Audit & Risk Committee: €29,484 ($33,759);

•	Additional remuneration for the other Audit & Risk Committee members: €18,144 ($20,775);

•	Additional remuneration for the Chairs of the other committees: €17,010 ($19,476); and

•	Additional remuneration for the members of the other committees: €11,340 ($12,984).

The total annual remuneration of the members of the Board of Directors for their service for the last five financial years was as follows:

	Year ended December 31,
(Amounts in $ thousands except Long-term incentives information)	2019	2018	2017	2016	2015
Base salary[1]	1,569	1,604	1,505	1,550	1,746
Director fees	1,554	1,509	1,744	1,900	1,856
Short-term performance-related bonus[1]	3,198	2,775	2,333	—	1,910
Long-term incentives [1,2,3]	89,933	70,302	49,431	168,214	59,773

1	Chairman and CEO only. Slight differences between the years are possible, due to foreign currency effects.

2	See “Item 6.B—Directors, senior management and employees—Compensation—Remuneration—Long-term incentive plan.”

3
Long-term incentives for the 2015 financial year were 179,320 prior to the 2017 reverse stock split which consolidated each three existing shares in the Company without nominal value into one share without nominal value.

The annual remuneration for the last five financial years to the current and former members of the Board of Directors for services in all capacities was as follows:

(Amounts in $ thousands)	2019[1]	2018[1]	2017[1]	2016[1]	2015[1]
Lakshmi N. Mittal	1,569	1,604	1,505	1,550	1,746
Vanisha Mittal Bhatia	171	166	174	153	160
Narayanan Vaghul	—	—	69	182	204
Suzanne P. Nimocks	183	178	187	164	184
Wilbur L. Ross, Jr.	—	—	32	171	180
Lewis B. Kaden	—	—	95	250	244
Bruno Lafont	280	272	255	171	180
Tye Burt	183	178	187	164	173
Antoine Spillmann	—	—	—	55	198
Karyn Ovelmen	204	198	203	171	—
Jeannot Krecké	171	166	174	153	173
Michel Wurth	171	166	174	153	160
Karel de Gucht	191	185	194	114	—
Total	3,123	3,113	3,249	3,451	3,602

1.
Remuneration for non-executive Directors with respect to 2019 will be paid in 2020 subject to the shareholder approval at the annual general meeting to be held on May 5, 2020. Remuneration for non-executive Directors with respect to 2018, 2017, 2016 and 2015 was paid in 2019, 2018, 2017 and 2016, respectively, following the shareholder approval at the annual general meetings held on May 7, 2019, May 9, 2018, May 10, 2017 and May 4 , 2016, respectively. Slight differences between the years are possible, due to foreign currency effects.

Members of the Board of Directors have not received any remuneration from any subsidiary of the Group.

The annual remuneration for the last five financial years on a full-time equivalent basis of employees of ArcelorMittal S.A. was as follows:

(Amounts in $ thousands)	2019[1]	2018[1]	2017[1]	2016[1]	2015[1]
Average Remuneration	389	408	379	336	326

1.	The annual remuneration is calculated for the approximately 20 employees with a labor contract with ArcelorMittal S.A.

ArcelorMittal has performed a benchmarking on remuneration with its selected peers and fixed the remuneration of the employees and Directors based on the outcome of that exercise.

The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company. As of December 31, 2019, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors. None of the members of the Board of Directors, including the Chairman and CEO, benefit from an ArcelorMittal pension plan. Executive short-term incentives were as follows for the last five financial years:

	2019	2018	2017	2016	2015
	Short-term Incentives
Lakshmi N. Mittal	3,198	2,775	2,333	—	1,910

The following tables provide a summary of the options and the exercise price of options and PSUs granted (long-term incentives) to the Chairman and CEO, who is the sole executive director on the Board of Directors, as of December 31, 2019.

Options granted in 2010
Lakshmi N. Mittal	18,833
Exercise price	91.98
Term (in years)	10
Expiration date	Aug. 3, 2020

	PSUs grants in 2019	PSUs granted in 2018	PSUs granted in 2017	PSUs granted in 2016	PSUs granted in 2015
Lakshmi N. Mittal[2]	89,933	70,302	49,431	168,214	59,773
Term (in years)	3	3	3	3+2	3
Vesting date[1]	January 1, 2023	January 1, 2022	January 1, 2021	January 1, 2020 and January 1, 2022	June 30, 2018

1.	See “Item 6.B—Directors, senior management and employees—Compensation—Remuneration—Long-term incentive plan", for vesting conditions.

2.	The PSUs granted were revised following the completion of the Company's share consolidation of each three existing shares without nominal value into one share without nominal value on May 22, 2017.

Remuneration at a glance - senior management

The following table provides a brief overview of the Company’s remuneration policy for senior management. Additional information is provided below.

ArcelorMittal's Remuneration Policy
Remuneration	Period	Strategy		Characteristic
Salary	2019	Recruitment and retention	●	Reviewed annually by the ARCGS Committee considering market data
			●	Increases based on Company performance and individual performance
STI	2019	Delivery of strategic priorities and financial success	●	Maximum STI award of 270% of base salary for the CEO, 225% of base salary for the CFO and 135% of base salary for other Executive Officers
			●	100% STI paid in cash
			●	ArcelorMittal's first priority Health and Safety is part of the STI
			●	Overperformance towards competition
LTIP	2020-2022	Encourages long term shareholder return	●	Performance share units granted with a face value of 100% of base salary for the CEO and CFO and 60% for Executive Officers
			●	Shares vest after a three-year performance period
			●	Performance related vesting

Key Performance Metrics from 2019
Metrics	Scheme		Rationale
EBITDA	STI	●	Demonstrates growth and operational performance of the underlying businesses
FCF	STI
ROCE	STI	●	Critical factor for long-term success and sustainability of the Company
Gap to competition	STI / LTIP	●	Outperform peers
Health & Safety	STI	●	Employee health and safety is a core value for the Company
Business Specific measures	STI	●	For corporate functions, links reward to strategic priorities of their functions
EPS	LTIP	●	Links reward to delivery of underlying equity returns to shareholders
TSR	LTIP	●	Creates a direct link between executive pay and shareholder value
		●	Measure is split equally between comparison against S&P 500 index and a peer group of companies

Remuneration at a glance - 2019 Pay outcomes

The following graphics compare the compensation paid to the CEO, CFO and other Executive Officers in 2019, 2018, 2017, 2016 and 2015 in thousands of U.S. dollars. Information with respect to total remuneration paid is provided under “—Remuneration—2019 Total remuneration” below.

2018 short-term incentives paid in 2019

	Executive	Realization as % of business target
CEO office	Lakshmi Mittal Aditya Mittal	139%
Corporate	Brian Aranha	139%
Flat Carbon Europe	Geert van Poelvoorde	118%
Long Carbon South America	Jefferson de Paula	150%
Mining	Simon Wandke	75%
Corporate	Bart Wille	138%
Note: Individual performance not included in the percent of realization.

2019 LTI vesting (2016 grants)

The following tables provide information about the vesting in 2019 of long-term incentives granted to senior management in prior years. See also note 8.3 to the consolidated financial statements.

CEO office

There was no vesting scheduled in 2019 for the CEO Office.

Executive Officers

In 2019, the following long-term incentives vested:

Vehicle	Date of vesting	Date of Grant	Number of PSUs granted to the Executive Officers and outstanding	Number of Shares acquired by the Executive Officers
PSUs	January 1, 2019 Performance approved by ARCGS Committee on March 19, 2019	December 18, 2015	10,668	11,603
PSUs[1]	January 1, 2019 Performance approved by ARCGS Committee on March 19, 2019	June 30, 2016	149,920	112,818
1.The grant number corresponds to half of the grant as only half vested in 2019.

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

The ARCGS Committee met six times in 2019. Its members comprise Mr. Bruno Lafont (Chairman), Mrs. Suzanne Nimocks and Mr. Tye Burt.
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

Remuneration policy
The ARCGS Committee set policies applied to senior management on base salary, short-term incentives and long-term incentives. According to Shareholders Right Directive II, that was transposed into Luxembourg law in August 1, 2019, the remuneration policies must be approved at the AGM at least every 4 years and whenever there is a material change.
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
Short term incentives (STI) Motivate the senior executives to achieve stretch performance on strategic priorities
* Scorecard is set at the commencement of each financial year
* Measures and relative weights are chosen by the ARCGS Committee to drive overall performance for the coming year
* STI calculations for each executive reflect the performance of ArcelorMittal and /or the performance of the relevant business units, the achievement of specific objectives of the department and the individual executive’s overall performance
* No STI is paid for a performance below threshold 80% for each criteria; 100% STI payout for performance achieved at 100% for each criteria; 150% STI payout for performance achieved at 120% or above for each criteria

Range for CEO: 0 to 270% with a target at 120% of base salary

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

Executive Officers LTIP

- The vesting is subject to one or two measures depending on the business units, Gap to competition and ROCE, in 2019
- Vesting will occur if the performance is reached
- Performance is determined by the ARCGS Committee
Maximum value at grant: 100% of base salary for CEO and President and CFO 60% of base salary for Executive Officers

Remuneration mix
The total remuneration target of the CEO and the President and CFO is structured to attract and retain executives; the amount of the remuneration received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.

The following remuneration charts, which illustrate the various elements of the CEO, the President and CFO and the other Executive Officers' compensation, are applicable for 2019. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.
Note: no pension contribution

Note: Other benefits, as shown above, do not include international mobility incentives that may be provided.

2019 Total remuneration

The total remuneration paid in 2019 to members of ArcelorMittal’s senior management listed in “Item 6.A—Directors, senior management and employees—Directors and senior management” (including Mr. Lakshmi N. Mittal in his capacity as CEO) was $6.5 million in base salary and other benefits paid in cash (such as health, other insurances, lunch allowances, financial services, gasoline and car allowance) and $9.2 million in short-term performance-related variable remuneration consisting of a short-term incentive linked to the Company’s 2018 results. During 2019, approximately $0.7 million was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Mittal).

No loans or advances to ArcelorMittal’s senior management were made during 2019, and no such loans or advances were outstanding as of December 31, 2019.

The following table shows the remuneration received by the CEO, the President and CFO and the Executive Officers as determined by the ARCGS Committee in relation to the five most recent financial years including all remuneration components:

		Chief Executive Officer					President and Chief Financial Officer and Executive Officers (Other GMB members for 2015)
(Amounts in $ thousands except for Long-term incentives)		2019	2018	2017	2016	2015[7]	2019	2018[5]	2017	2016[6]	2015[7]
Base salary[1]		1,569	1,604	1,505	1,550	1,746	4,643	5,371	4,709	8,729	3,497
Retirement benefits		—	—	—	—	—	698	862	849	898	305
Other benefits[2]		47	48	41	42	40	223	314	250	225	101
Short-term incentives[3]		3,198	2,775	2,333	—	1,910	6,015	5,495	4,468	2,029	2,948
Long-term incentives	- fair value in $ thousands[4]	1,339	1,166	1,130	2,297	1,530	3,096	2,702	1,922	6,882	2,431
	- number of share units	89,933	70,302	49,431	168,214	59,773	183,084	141,109	94,553	509,623	94,995

1.	The base salaries of the CEO and President and CFO were increased by 3.4% in 2019.

2.	Other benefits comprise benefits paid in cash such as lunch allowances, financial services, gasoline and car allowances. Health insurance and other insurances are also included.

3.	Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.

4.
Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions. The remuneration expenses recognized for the PSUs granted to the CEO and to the President and CFO and Executive Officers was nil and $4 million (net of reversal of expenses relating to unvested PSUs) for the year ended December 31, 2019 and December 31, 2018, respectively.

5.	Henri Blaffart was included until March 31, 2018, Robrecht Himpe was included until June 30, 2018.

6.	Jim Baske was included until June 30, 2016, Davinder Chugh was included until July 20, 2016 and Robrecht Himpe was included as from July 1, 2016.

7.
Long-term incentives for the 2015 financial year were 179,320 for the CEO and 284,985 for the President and CFO and Executive Officers (Other GMB members for 2015) prior to the 2017 reverse stock split which consolidated each three existing shares in the Company without nominal value into one share without nominal value.

Short-term incentives
Targets associated with ArcelorMittal’s 2019 Annual Performance Bonus Plan were aligned with the companies’ strategic objectives of improving health and safety performance and overall business performance and competitiveness.
For the CEO and the President and CFO, the 2019 annual performance bonus formula is based on the achievement of the following performance targets.
For the CEO and the President and CFO, the 2019 annual performance bonus formula is based on the achievement of the following performance targets:

•	EBITDA targets at Group level: 30%;

•	FCF targets at Group level: 20%;

•	ROCE targets at Group level: 20%;

•	Gap to competition targets at Group level: 20%; and

•	Health and safety performance targets at Group level: 10%.
For the CEO , 100% achievement of the agreed performance targets results in an annual performance bonus which equals to 120% of base salary. For the CFO, 100% achievement of the agreed performance targets results in an annual performance bonus which equals to 100% of base salary.
For the other Executive Officers, the 2019 annual performance bonus formula has been tailored for their respective positions and is generally based on the following performance targets:

•	EBITDA targets at Group, segment or Business unit level;

•	FCF targets at Group, segment or Business unit level;

•	ROCE targets at Group level, segment or Business unit level;

•	Gap to competition targets at Group level, segment or Business unit level;

•	Health and safety performance targets at Group, Segment or Business unit level; and

•	Business specific measures for corporate functions.

For the other Executive Officers, 100% achievement of the agreed performance targets results in an annual performance bonus which equals to 60% of base salary.
For the calculation of the annual performance bonus, the achievement level of every performance target is calculated separately, and these are added up.
Individual performance and assessment ratings define the individual annual performance bonus multiplier that will be applied to the annual performance bonus calculated based on actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.5 may cause the annual performance bonus pay-out to be higher than 150% of the target annual performance bonus, up to 270% of the target annual performance bonus being the absolute maximum for the CEO. Similarly, a reduction factor will be applied for those at the lower end.
In exceptional circumstances, the ARCGS committee can exercise discretion in the final determination of the annual performance bonus.
The achievement level of performance for the annual performance bonus for the CEO, the President and CFO and the other Executive Officers is summarized as follows:

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
The maximum number of PSUs (and RSUs previously) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 4, 2016 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2016 annual general shareholders’ meeting to the May 2017 annual general shareholders’ meeting, a maximum of 30,000,000 PSUs (10,000,000 after the reverse stock split) may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined. The 2017 Cap for the number of PSUs that may be allocated to the CEO Office and other retention based grants below the CEO Office was approved at the annual shareholders' meeting on May 10, 2017 at a maximum of 3,000,000 shares (9,000,000 before the reverse stock split). The 2018 Cap for the number of PSUs that may be allocated to the CEO Office and other retention based grants below the CEO Office level was approved at the annual shareholders’ meeting on May 9, 2018 at a maximum of 1,500,000 shares. The 2019 Cap for the number of PSUs that may be allocated to the CEO Office and other performance based grants below the CEO Office level, was approved at the annual shareholders' meeting held on May 7, 2019 at a maximum of 2,500,000 shares.
In 2016, ArcelorMittal adapted the plan:

•	To consider the comments of shareholders that vesting should not happen below the median and

•	To adapt to Action 2020 (Special grant)

Conditions of the 2019 grant were as follows:

		CEO Office				Executive Officers
2019 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%
Awards made in 2015 through 2018

The Company's Long-Term Incentive Plan for senior management including Executive Officers follows the Company's strategy.

In 2016, a special grant was deployed on a five-year performance period to achieve the Company's Action 2020 plan. ROCE remained a key target and Gap to Competition was added as performing against competition is essential.

The plans in 2015, 2016, 2017 and 2018 are summarized below.

		CEO Office					Other Executive Officers
2015 Grant		PSUs with a three-year performance period				●	RSUs with a three-year vesting period (2015 grant vested in December 2018)
		Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group				●	PSUs with a three-year performance period
		Value at grant: 100% of base salary for the CEO and 80% for the President and CFO				●	Performance target: mainly ROCE and mining volume plan for the Mining segment
						●	One PSU can give right to 0 through up to 1.5 share
		Vesting conditions:				●	Vesting conditions:
			Threshold	Target	Stretch		Performance	Threshold	Target	Stretch
		TSR/EPS vs. peer group	80% median	100% median	≥120% median		Performance	80%	100%	≥120%
		TSR vs. S&P 500	Performance equal to 80% of Index	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Vesting	50%	100%	150%
		Vesting percentage	50%	100%	150%
2016 Special Grant	●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period				●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group				●
Performance criteria: ROCE and Gap to competition in some areas one target grant: a share will vest if performance is met at target one overperformance grant: a share will vest if performance exceeds 120%

	●	Value at grant: 150% of base salary for the CEO and the President and CFO				●	Vesting conditions:
	●	Vesting conditions:
				Threshold	Target		Performance		100%	≥120%
		TSR/EPS vs. peer group		100% median	≥120% median		Target award vesting		100%	100%
		TSR vs. S&P 500		Performance equal to Index	≥Performance equal to Index + 2% outperformance		Overperformance award (=20% of target award)		-	100%
		Vesting percentage		50%	100%
2017 Grant	●	PSUs with a three-year performance period				●	PSUs with a three-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group				●	Performance criteria: TSR and Gap to competition in some areas
	●	Value at grant: 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:				●	Vesting conditions:
				Threshold	Target		Performance		Threshold	Target
		TSR/EPS vs. peer group		100% median	≥120% median		TSR vs. peer group		100% median 50% vesting	≥120% median 100% vesting
		TSR vs. S&P 500		Performance equal to Index	≥Performance equal to Index + 2% outperformance		Gap to competition (where applicable)		-	100% target 100% vesting
		Vesting percentage		50%	100%

		CEO Office				Executive Officers
2018 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%
See note 8.3 to the consolidated financial statements for further details on PSUs.

Global Stock Option Plan

Prior to the May 2011 annual general shareholders’ meeting adoption of the ArcelorMittal Equity Incentive Plan described above, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

See note 8.3 to the consolidated financial statements for further details on stock options.

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

C.    Board practices/corporate governance
This section describes the corporate governance practices of ArcelorMittal for the year ended December 31, 2019.
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
Board of Directors

9 members	8 non-executive directors	5 independent directors	1 executive director (CEO)

33% women	67% men	7 average years on the Board	61 average age of directors
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
Specific characteristics of the director role

Required share ownership Lead Independent Director - minimum of 6,000 ordinary shares Non-executive directors - minimum of 4,000 ordinary shares	Maximum 12 year service (independent directors)	May not serve on the boards of directors of more than four publicly listed companies (non-executive directors)	Required to sign the Company’s Code of Business Conduct and confirm their adherence annually
The Company’s Articles of Association do not require directors to be shareholders of the Company. The Board of Directors nevertheless adopted a share ownership policy on October 30, 2012, that was amended on November 7, 2017, considering that it is in the best interests of all shareholders for all non-executive directors to acquire and hold a minimum number of ArcelorMittal ordinary shares in order to better align their long-term interests with those of ArcelorMittal’s shareholders. The Board of Directors believes that this share ownership policy will result in a meaningful holding of ArcelorMittal shares by each non-executive director, while at the same time taking into account the fact that the share ownership requirement should not be excessive in order not to unnecessarily limit the pool of available candidates for appointment to the Board of Directors. Directors must hold their shares directly or indirectly, and as sole or joint beneficiary owner (e.g., with a spouse or minor children), at the latest within three years of his or her election to the Board of Directors . Each director will hold the shares acquired on the basis of this policy for so long as he or she serves on the Board of Directors. Directors purchasing shares in compliance with this policy must comply with the ArcelorMittal Insider Dealing Regulations and, in particular, refrain from trading during any restricted period, including any such period that may apply immediately after the Director’s departure from the Board of Directors for any reason.
On October 30, 2012, the Board of Directors also adopted a policy that places limitations on the terms of independent directors as well as the number of directorships that directors may hold in order to align the Company’s corporate governance practices with best practices in this area (as highlighted in the table above). Nevertheless, the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that a Director may continue to serve beyond the 12-year rule if the Board of Directors considers it to be in the best interest of the Company based on the contribution of the Director involved taking into consideration the balance between the knowledge, skills, experience of the director and the need for renewal of the Board.
As membership of the Board of Directors represents a significant time commitment, the policy requires both executive and non-executive directors to devote sufficient time to the discharge of their duties as a director of ArcelorMittal. Directors are therefore required to consult with the Chairman and the Lead Independent Director before accepting any additional commitment that could conflict with or impact the time they can devote to their role as a Director of ArcelorMittal. A non-executive Director’s service on the board of directors of any subsidiary or affiliate of ArcelorMittal or of any non-publicly listed company is not taken into account for purposes of complying with the service limitation.
Although non-executive directors of ArcelorMittal who change their principal occupation or business association are not necessarily required to leave the Board of Directors, the policy requires each non-executive director, in such circumstances, to promptly inform the Board of Directors of the action he or she is contemplating.  Should the Board of Directors determine that the contemplated action would generate a conflict of interest, such non-executive director would be asked to tender his or her resignation to the Chairman of the Board of Directors, who would decide to accept the resignation or not.
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

6 meetings (2019)	100% Average attendance rate
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
Lead Independent Director
Mr. Bruno Lafont was elected by the Board of Directors as ArcelorMittal's Lead Independent Director and re-elected as a director for a three-year term at ArcelorMittal AGM held on May 10, 2017.

The agenda of each meeting of the Board of Directors is decided jointly by the Chairman of the Board of Directors and the Lead Independent Director.
Separate meetings of independent directors
The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. One meeting of the independent directors outside the presence of management was held in 2019.
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
The 2019 Board of Directors’ self-evaluation was completed by the Board on January 15, 2020. The Board of Directors was of the opinion that it and the management had cooperated successfully during 2019 on important matters including operational and financial performance, the acquisition of Ilva and of Essar Steel, the ongoing strengthening of the balance sheet, strategy, especially on short term strategic planning, sustainability, labor relations and health and safety. The Board of Directors reviewed the practical implementation of the governance structure and thought it was working well. The Board set new priorities for discussion and review and identified a number of priority topics for 2020.
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

Board profile
The key skills and experience of the directors, and the extent to which they are represented on the Board of Directors and its committees, are set out below. In summary, the non-executive directors contribute:

International and operational experience	Understanding of the industry sectors in which ArcelorMittal operates	Knowledge of global capital markets and being a company listed in several jurisdictions	Understanding of the health, safety, environmental, political and community challenges that ArcelorMittal faces
Renewal
The Board of Directors plans for its own succession, with the assistance of the ARCGS Committee. In doing this, the Board of Directors:

•	considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;

•	assesses the skills, backgrounds, knowledge, experience and diversity currently represented;

•	identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board of Directors; and

•	reviews how Board performance might be enhanced, both at an individual director level and for the Board as a whole.

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
Diversity
In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board met its goal of increasing the number of women on the Board to at least three by the end of 2015 with the election of Mrs. Karyn Ovelmen in May 2015. Out of 9 members of the Board of Directors, women represent 33.33% in 2019. The ArcelorMittal Board’s diversity not only relates to gender, but also to the region, background and industry of its members.
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
During the year, non-executive directors participated in the following activities:

•
comprehensive business briefings intended to provide the directors with a deeper understanding of the Company’s activities, environment, key issues and strategy of the Company’s segments. These briefings are provided to the Board of Directors by senior executives, including CEO Office members. The briefings provided during the course of 2019 covered health and safety processes, cyber security, risk management, corporate responsibility, carbon reduction strategy in steelmaking, capital allocation process, strategy. Business briefings took place at Board and committee meetings;

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
Board of Directors committees
The Board of Directors has two committees:

•	the Audit & Risk Committee, and

•	the ARCGS Committee.

Audit & Risk Committee

3 members (100% independent)	7 meetings (2019)

In 2015, the Board decided to combine the Audit Committee with the Risk Management Committee in order to provide their members with a more holistic view of ArcelorMittal’s current governance, risks and control systems.
The primary function of the Audit & Risk Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing:

•	the integrity of the financial reports and other financial information provided by the Company to any governmental body or the public;

•	the Company’s compliance with legal and regulatory requirements;

•	the registered public accounting firm’s (Independent Auditor) qualifications and independence;

•	the Company’s system of internal control regarding finance, accounting, legal compliance, ethics and risk management that management and the Board have established;

•	the Company’s auditing, accounting and financial reporting processes generally;

•	the identification and management of risks to which the ArcelorMittal group is exposed and

•
conducting investigations into any matters, including whistleblower complaints, within its scope of responsibility and obtaining advice from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

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
The Audit & Risk Committee currently consists of 3 members: Mrs. Karyn Ovelmen, Mr. Bruno Lafont and Mr. Karel de Gucht, each of whom is an independent Director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit & Risk Committee is Mrs. Ovelmen. For more information, see “Item 16.A— Audit & Risk Committee Financial Expert”.
According to its charter, the Audit & Risk Committee is required to meet at least four times a year. The Audit & Risk Committee performs an annual self-evaluation and completed its 2019 self-evaluation on January 15, 2020. The charter of the Audit & Risk Committee is available from ArcelorMittal upon request.
Appointments, Remuneration, Corporate Governance and Sustainability Committee (former ARCG Committee)

3 members (100% independent)	6 meetings (2019)
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

•	review and approve succession and contingency plans for key managerial positions at the level of the Executive Officers;

•	consider any candidate for appointment or reappointment to the Board of Directors at the request of the Board of Directors and provide advice and recommendations to it regarding the same;

•	evaluate the functioning of the Board of Directors and monitor the Board of Directors’ self-evaluation process;

•	assess the roles of the Chairman and CEO and deliberate on the merits of the Board’s leadership structure to ensure that the most efficient and appropriate structure is in place; and

•	develop, monitor and review corporate governance principles and corporate responsibility policies applicable to ArcelorMittal, as well as their application in practice;

•
review the company’s sustainable development plan and associated management systems and ensure the group is well positioned to meet the evolving expectations of stakeholders, including investors, customers, regulators, employees and communities.

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
The ARCGS Committee is required to meet at least three times a year.
The ARCGS Committee performs an annual self-evaluation and completed its 2019 self-evaluation on January 15, 2020.
The charter of the ARCGS Committee is available from ArcelorMittal upon request.
Succession management
Succession management at ArcelorMittal is a systematic, structured process for identifying and preparing employees with potential to fill key organizational positions, should the position become vacant. This process applies to all ArcelorMittal key positions up to and including the CEO Office. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance, potential and an assessment of leadership capabilities and their “years to readiness”. Development needs linked to the succession plans are discussed, after which “Personal Development Plans” are put in place, to accelerate development and prepare candidates. Regular reviews of succession plans are conducted at different levels of the organization to ensure that they are accurate and up to date, leading to at least once a year formal review by the CEO Office, of all key positions. Succession management is a necessary process to reduce risk of vacant positions or skill gap transitions, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation and engagement. This process has been in place for several years and reinforced, widened and made more systematic in all regions of the organization. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCGS Committee.
Other corporate governance practices
ArcelorMittal is committed to adhere to best practices in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., EU and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary, as evidenced by the policies adopted by the Board of Directors in 2012.
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

The nomination of the same person to both positions was approved by the shareholders (with Lumen and Nuavam, companies controlled by the Significant Shareholder abstaining). Since that date, the rationale for combining the positions of CEO and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the AGM of the Company held in May 2017, when Mr. Lakshmi N. Mittal was re-elected to the Board of Directors for another three year term by a strong majority.
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
During 2019, there were 162 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit & Risk Committee, none of these complaints were found to be significant.
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
Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information. An online interactive training tool based on the IDR was developed in 2010 and deployed across the group through ArcelorMittal’s intranet, with the aim to enhance the staff’s awareness of the risks of sanctions applicable to insider dealing. The importance of the IDR was again reiterated in the Group's internal Group Policies and Procedures Manual in 2013.
D.    Employees
As of December 31, 2019, ArcelorMittal employs approximately 191,000 people directly, as well as a large number of contractors and part-time workers.

The table below sets forth the total number of employees by segment for the past three years.

Segment	2019	2018	2017
NAFTA	25,159	26,550	26,324
Brazil	18,696	19,555	18,058
Europe	74,149	88,768	78,643
ACIS	41,284	41,544	42,451
Mining	30,345	30,579	30,088
Other activities	1,615	1,587	1,544
Total	191,248	208,583	197,108
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

Employee relations and engagement

Finding, developing and retaining the right people is a strategic priority to build a high-performing organization. The Company recognizes that the world of work has changed and that the expectations of employees and potential employees have changed with it. There is a strong demand for the best talent and the Company wants to ensure it is considered as an aspirational place to work.

That means ensuring employees feel safe, respected and valued. It also means building a culture that constantly keeps employees committed, motivated and eager to perform at their best. In 2019, ArcelorMittal designed, developed and activated its Employee Value Proposition which represents the Company’s values, culture, and the unique set of benefits ArcelorMittal has to offer its employees in return for their skills, capabilities and experience they bring. ArcelorMittal Employee Value Proposition and its Employer Promise MAKE YOUR WORLD were designed following extensive internal and external research to gather feedback on how it can continue to establish itself as an employer of choice in the various markets it operates in. The Employee Value Proposition enables the Company to attract and retain best talents, by increasing the awareness of the diverse and challenging career opportunities offered. It also helps the Company to showcase the role steels play in the modern world and inspires the right talent to join the industry leader in building communities and a more sustainable world.

Employee engagement is key, and feedback is integrated into action plans, to address employees’ concerns. Every two years, a Company-wide engagement survey gauges employees’ opinions, attitudes and levels of satisfaction. This "Speak up!" survey seeks feedback in a range of areas, including organizational direction, leadership and professional deployment and development. It allows employees to relay feedback anonymously to the executive leadership and the Company to build specific action plans to address employee’s concerns. The Speak Up! survey took place in 2019. More than 33,000 employees were invited to anonymously give their feedback and honest opinion. The survey showed a global favorability rate at 70%, stable compared to the 2017 results. Concrete action plans to address employees’ concerns identified in 2019 survey have been put in place at all levels of the organization and are regularly followed-up on to ensure implementation of the improvement initiatives.

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

ArcelorMittal’s senior management is committed to building a more inclusive culture and recruiting, retaining and promoting more talented women. It also recognizes the increasing expectations of stakeholders, including employees and investors, to report on progress in this area. In 2018, the Company developed KPIs to support this commitment, which it will report against in its Integrated Annual Review. In 2018, internal benchmarking was conducted to compare the diversity and inclusion policies and initiatives in place at 11 sites, alongside consultation with employees. The results of this benchmark were shared with the Human Resources Council members and Heads of Human Resource of all segments, in order to inspire them to initiate diversity actions and to compare their practices against other segments of the Company.

In 2019, women held 12.6% of management positions; this comprised 6.9% of Vice-President positions, 7.9% at General Manager level and 13.8% of Managers and 13% of senior succession plan candidates - those who are foreseen to take over senior manager positions at General Managers level and above - are women.

In line with the worldwide effort to increase gender diversity in company boards, ArcelorMittal met its goal of increasing the number of women on the Board of Directors to at least three by the end of 2015. In 2019, three of the nine positions on the Board of Directors were held by women.

A number of programs are in place to develop women as leaders. These are supported by initiatives including training programs for women employees, mentoring and coaching, networking and role model involvement. This is aligned with a commitment to support future leaders in science, technology, engineering and maths ("STEM"). In 2019, the Company ran initiatives in a number of countries, including France and the United States, specifically designed to attract women applicants with STEM backgrounds.

In 2017, the ArcelorMittal University launched Women@ArcelorMittal, a program which includes an online learning channel, webinars and face-to-face training; in 2019, 133 employees attended sessions organized in Luxembourg, Brazil and the USA. To help foster a broader inclusive culture, the ArcelorMittal University also runs training programs for employees to build their understanding of how cultural orientations affect attitudes and actions and how they can manage interactions between different cultural perspectives and communication styles.

Initiatives in a number of countries support people with disabilities in the workplace. In France, the seven sites of ArcelorMittal Atlantique & Lorraine have an agreement with three unions to promote the vocational integration of workers with disabilities. In its Fos-sur-Mer site, during the 2019 Health and Safety Day, the Company displayed all the specific equipment available to disabled employees, such as adapted chairs, computers and communication tools and promoted initiatives that have been conducted to facilitate their professional life, such as facilitation of the access to the plant and workstation. In the Saint Chély d’Apcher site, an initiative was conducted in 2019 to encourage employees to spend the day with a disabled person and guide him/her through the site in order to discover the different jobs and live a real immersion in the Company. In Brazil, a Diversity and Inclusion program started in 2019. The program will be implemented in 2020 and includes a concrete action plan, with tangible measures such as increased awareness toward disabilities through events and communication material and assessment of Career Development of disabled people.

Employee development

Employee development, including succession planning and the development of young talent, is also crucial in building a high-performing organization. It goes to the heart of the Company's aspiration to engage and retain employees, as described above. The Company aims to have a clear career pathway for employees, supported with ongoing initiatives to build their technical capabilities through training. ArcelorMittal has programs designed to spot people with potential and manage the succession of key roles, as part of its overall strategic workforce planning process, which is overseen by the ARCGS Committee. Strategic workforce planning is a key element of business unit quarterly reviews.

Employees chart their personal and professional progress through a performance review process with their line managers. This is tracked centrally for non-hourly employees, of whom 97.47 % had twice yearly reviews in 2019, compared to 96.7% in 2018.

Employees can select online and classroom training courses from ArcelorMittal University, as well as a range of leadership, management, functional, technical and bespoke programs for lifelong learning and professional progression. The ArcelorMittal University is based in Esch-sur-Alzette (Luxembourg) and it has campuses in Temirtau and Karaganda (Kazakhstan), Hamilton (Canada), Aviles (Spain), Vanderbijlpark (South Africa), Kryvyi Rih (Ukraine) and Tubarão (Brazil) and - since April 2019 - in Dabrowa (Poland). Following the disposal of the Ostrava plant as part of the Ilva remedies, the campus in Ostrava (Czech Republic) does not belong to the network of campuses anymore. Career committees oversee the management and development of individuals, the improvement of competency levels across the organization and the availability of a pipeline of talent for all key positions. Every year, top management reviews individual succession plans for around 300 key positions worldwide.
Collective Labor Agreements

The Joint Global Health and Safety Agreement signed in 2008 between the Company and the IndustriALL union at the European and international level (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union in North America remained in effect in 2019. This agreement, which is the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Group operates with the objective of achieving world-class performance. These standards include the commitment to form joint management of union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Group. The creation of a joint global health and safety committee is also included in the agreement. This committee consists of representatives of management and the unions and focuses on helping ArcelorMittal's steel and mining activities further improve their health and safety performance. This committee meets regularly to support improvements in the efficiency of local committees. In 2019, meetings took place in February in Argentina, in June in Ukraine and in October in Germany. In addition, several other safety training programs, including the Take Care Training were rolled out in 2019 to support the “Journey to Zero” program aimed at reducing the amount of injuries and fatalities in the Group to zero. See “Item 4.B—Information on the Company—Business overview—Competitive strengths-Sustainable development—Management Theme #1: Health and safety.”

In 2019, collective labor agreements (“CLAs”) were entered into or renewed in the United States, Argentina, Brazil, Liberia, Mexico, and most European countries.

The main CLA renewed by ArcelorMittal USA in November 2018, which was effective September 1, 2018 and covers most of the Company’s unionized employees in the United States, remains effective until it expires on September 1, 2022. This applies to employees at the Indiana Harbor East, Indiana Harbor West, Burns Harbor, Cleveland, Coatesville, Conshohocken, Minorca, Steelton, Riverdale, Warren and Weirton plants. Eight separate CLAs effective September 1, 2018 through September 1, 2022 cover office and technical employees at the Indiana Harbor East plant, process automation employees at the Indiana Harbor East plant, research employees at the Indiana Harbor East plant, bricklayer employees at the Indiana Harbor East and West plants, employees at the Columbus plant, employees at the Obetz plant, employees at the I/N Tek & Kote plant, and employees at the Hibbing Taconite plant. Additional CLAs cover, effective April 1, 2019 through April 1, 2021, the employees at the Monessen plant, effective August 1, 2016 through July 31, 2021,the fleet officer employees and effective August 1, 2019 through July 31, 2023, the fleet seamen employees.

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

ArcelorMittal Mexico and the National Miners Union agreed to a new, one-year contract effective August 1, 2019. ArcelorMittal Mexico continues to explore opportunities with the union to improve workforce productivity, efficiency and competitiveness, including scheduling production stoppages due to the crisis caused by the decrease of demand and low market prices. At ArcelorMittal Tubular Products Monterrey, the collective agreement with the National Federation of Independent Unions was renewed effective February 16, 2019 for aone year period. Negotiations with the unions started in February 2020.

In Brazil, 2019 was a challenging year for labor relations in light of presidential decrees that directly impacted labor issues and union revenue and funding. In this respect, the collective labor agreement negotiations during the first half of the year faced additional difficulties due to the absence of union contributions. However, all the CLAs in the Long Carbon Brazil segment that were signed before October 2019 granted salary adjustments to employees that were equal to or below the rate of inflation. Ten CLAs were negotiated in the second half of the year.

In the Flat Carbon Latin America segment, negotiations concluded in Vega do Sul and Contagem, granting salary increases at the current rate of inflation to all employees (- 2.92% in Contagem and 3.43% in Vega). In Tubarão, negotiations between the Company and trade union were concluded on January 17, 2020 granting a salary increase of 2.92% to all employees.

In Argentina, the year was characterized by difficult economic circumstances and political instability, mainly caused by the elections. Given high inflation, salary increases granted to employees also tend to be high to match the percentage of inflation. In 2019, four different CLAs were effective for different categories of employees and regions. All CLAs have a duration of 1 year with different expiration deadlines; as such, negotiations are ongoing in Argentina throughout the year.

In Venezuela, the economic and political situation remains uncertain. No CLA was signed in 2019 but frequent increases of employee salaries have taken place to account for the impact of continuing hyperinflation.

In response to weak market conditions in Europe since 2011, ArcelorMittal has reviewed its footprint and adapted its operations to respond to changing demands and to optimize its costs and capacity utilization. Management and unions have been engaged in constructive social dialogue to better face the challenging economic environment.

In France, a one-year salary agreement covering 2020 was concluded in December 2019. This agreement covers flat products entities and negotiations will start early 2020 for other entities. Regular meetings have been held with national representatives of the main trade unions to share information on various topics, including key challenges for the steel industry. As the French law on employee representative bodies has changed, ArcelorMittal has led negotiations in order to adapt the new framework to its different legal entities. . Due to the difficult economic outlook, some entities have also implemented reduced working hours.

In Luxembourg, the PostLux2016 agreement terminated at the end of June 2019 and has not been renewed or replaced by another plan. A new collective labor agreement was signed in June with the representatives from the two unions in the Company following elections in March. A transformation plan has been presented to both unions aiming at improving productivity with different measures on a 3 to 5 years term.

In Belgium, the CLA negotiations at the  Company level took place in May/June for blue and white collar workers and led to an agreement within the limits of the “national wage norm” including a salary increase of 1.1% over two years 2019-2020. The CLA was signed without voting. The intensive social dialogue with the Liège unions and workforce as part of the ArcelorMittal Italia related divestments continued in 2019, until the completion of the divestment on June 30.  Social elections (for composition of works councils and safety committees) will be organized in May 2020.

In Italy, employee relations were managed according to the agreement signed by unions on September 6, 2018 as part of the Ilva acquisition. The main focus was on the renewal of the Work Councils in all plants with a new system of social dialogue, as well as on local environment, health and safety topics, in particular for the Taranto plant. Since November 2019, ArcelorMittal and the Italian Government have entered into negotiations to agree on a new industrial plan. For further information, see “Item 4.A—Information on the Company—Key transactions and events in 2019—ArcelorMittal Italia acquisition and subsequent events”.

In Germany, the CLA was negotiated and renewed without loss of production. Social partners met after finishing CLA negotiations twice in the social dialogue group, comprised of both employer and employee representatives. The focus was on the acquisition of ArcelorMittal Italia, health and safety topics and on different social treatments within ArcelorMittal entities in Germany. Throughout the year, the union supported the Company in its demand for safeguard measures and the implementation of the emissions trading system or lower costs of energy to maintain the competitiveness of the steel industry in Germany and Europe.

ArcelorMittal Poland has started negotiations with trade unions for major changes to the CLA. Negotiations are scheduled to last at least 22 months according to the contemplated procedure. Salary increases are agreed during the annual negotiations as the CLA does not provide for any automatic renewal mechanism (in 2018, ArcelorMittal Poland exceptionally reached a salary agreement covering a 2-year period). The Company received requests from trade unions for a salary increase of 11% in the 2020 CLA. The Company’s official position was sent to trade unions in the week of December 16, 2019. Official CLA 2020 negotiations started in January 2020.

Regular meetings were held with the main trade unions in order to share all relevant information on various topics connected with maintenance of ArcelorMittal Poland's production installations and temporary idling of primary operations in Kraków. These meetings are aimed at sharing views and reinforcing social dialogue at new levels. The Company agreed with the trade unions on mitigating social action (including holidays and employees redeployment) effects in the period of the temporary idling of the blast furnace and steelmaking plant in ArcelorMittal Poland which regulates the re-allocation of employees and other social issues during the idling.

In the area of remuneration and employment, employee relations were managed in the context of decreasing unemployment in the country and rising wages in Poland. The focus of discussions with social partners on enhancing a culture of cooperation based on mutual respect and supporting creative ideas that bring added value and support the labor market. Due to the difficulties in the steel market, an agreement was signed to regulate economic unemployment covering a 2-year period (2019 and 2020), which includes actions like the maximization of trainings, redeployment of employees and additional days off, etc.

In Spain, ArcelorMittal's policy aims at promoting social dialogue. Accordingly, management and unions have consistently worked together in efforts to find solutions to regain competitiveness and to maintain social dialogue. With this objective, a framework agreement was used between 2016 and 2018 for entities producing flat products and some specific companies of ArcelorMittal Downstream Solutions, which included a defined base salary increase. An additional variable premium linked to productivity and the financial objectives of the Company was included in the framework agreement. In 2019, a process was launched to negotiate a new framework agreement, but it was not possible to obtain the support of a sufficient majority of the employee representatives to ratify the preliminary agreement reached in July. For that reason, it was decided to refocus the process to a site-by-site negotiation and, in this context, collective labor agreements were signed at most of the sites in 2019 (Asturias, Etxebarri, Lesaca, among others), with negotiations continuing at the other plants. Additionally, the temporary layoff plan, in force since June 2009 and designed to adapt the available human resources to the levels of activity in the facilities was extended until the end of 2020. It is being applied on a plant-by-plant basis depending on the activity and its implementation has been increased due to the market and economic situation in Spain.

Throughout 2019, the information and consultation of the European Works Council ("EWC’’) on the sale of the remedies imposed by the European Commission after the acquisition of ArcelorMittal Italia was finalized.

In 2019, ArcelorMittal also invited the members of the EWC to open a negotiation aimed at revising some of the elements of the ArcelorMittal's EWC agreement signed in 2007. The negotiations started in early November and are expected to be finalized in the first quarter of 2020.

The employee situation in Ukraine remained stable in 2019. Among the five collective labor disputes registered at Kryvyi Rih, two were suspended pending court decisions , two are under review and one was solved following negotiations with trade unions.

In South Africa, the ArcelorMittal South Africa's operations are currently covered by the CLA concluded in August 2018 with the two recognized trade unions, Solidarity and NUMSA, for a period of three years ending March 31, 2021. The focus on productivity will remain integral to the Business Transformation Project, which was initiated in June 2018, as well as the Strategic Workforce Planning process that commenced in January 2019. Formal engagements with labor, as part of these processes, have started as required under the relevant South African legislation after the Company announced a large scale reorganization and reduction on July 10, 2019. ArcelorMittal South Africa has engaged in formal consultations with employee representatives since August under the facilitation of the Commission for Conciliation, Mediation and Arbitration ("CCMA’"). The consultation process concluded on November 6, 2019 and the implementation of the new organizational structures and retrenchment of redundant employees will be concluded by the end of January 2020. ArcelorMittal South Africa further announced the wind down of operations at the Saldanha Works facility on November 12, 2019 and concluded formal consultations with employee representatives, as prescribed by law, on January 7, 2020. It is anticipated that all operations at the Saldanha facility will cease during February 2020 at which time retrenchment of Saldanha based employees will be concluded.

NUMSA, the largest union operating within ArcelorMittal South Africa by absolute membership has continued to apply pressure on ArcelorMittal South Africa to equalize the remuneration and benefits of many of the employees of contractors who deliver a service to ArcelorMittal South Africa. This culminated in 8 weeks of strike action between March 11, 2019 and May 7, 2019 which did not significantly impact the operations of the Company.

As far as ArcelorMittal Temirtau is concerned, the CLA for both the steel and coal operations covers the period from January 1, 2018 to January 1, 2021 and the CLAs for its subsidiaries are valid until 2021. Social dialogue with trade unions is stable, and all the issues arising as a result of CLA implementation are negotiated during bilateral committees consisting of representatives from the employer and trade unions.

In 2019, the Mining segment maintained productive social dialogue and relationships with its trade unions and communities where there are operations. The collective labor agreements signed in 2018 in Canada with USW Union and in Liberia with UWUL Union were still in force and will be renegotiated in 2020 and 2021, respectively. The annual negotiations with SINDEXTRA Union for Serra Azul in Brazil started in November 2019, similar to prior years.

E.    Share ownership
As of December 31, 2019, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (15 individuals) totaled 267,905 ArcelorMittal shares (excluding shares beneficially owned by the Significant Shareholder), including options to acquire 29,250 ArcelorMittal ordinary shares that are exercisable within 60 days of December 31, 2019, representing 0.03% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal ordinary shares (and excluding shares beneficially owned by the Significant Shareholder), these 15 individuals beneficially own 238,655 ArcelorMittal ordinary shares. Other than Mr. Lakshmi Mittal, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. For purposes of this Item 6.E, ordinary shares held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. See “Item 7.A—Major shareholders and related party transactions—Major shareholders” for the beneficial share ownership of the Significant Shareholder, Mr. Aditya Mittal and Ms. Vanisha Mittal Bhatia.
On April 27, 2015, ArcelorMittal adopted share ownership guidelines for its CEO. The share ownership policy aims to demonstrate to ArcelorMittal’ shareholders, the investing public and the Company’s employees, the commitment of the CEO to the Company and directly aligns his interests with those of the Company’s shareholders. Accordingly, the CEO should, within five years of the end of the current calendar year, own shares of the Company’s common shares at least equal to three times his annual salary and hold the purchased shares for so long as he serves the Company.
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
The following tables summarize outstanding share options, as of December 31, 2019, granted to the members of the ex-GMB and Executive Officers of ArcelorMittal:

Options granted in 2010
CEO office	33,900
Exercise price[1]	$91.98
Term (in years)	10
Expiration date	Aug. 3, 2020

1	The options granted in the table above were revised following the completion of the Company’s share consolidation of each three existing shares into one share without nominal value on May 22, 2017.

Options granted in 2010
Executive Officers	29,250
Exercise price[1]	$91.98
Term (in years)	10
Expiration date	Aug. 3, 2020
1 The options granted in the table above were revised following the completion of the Company’s share consolidation of each three existing shares into one share without nominal value on May 22, 2017.

The following tables summarize outstanding PSUs and RSUs granted to the members of the CEO Office of ArcelorMittal in 2019, 2018, 2017 and 2016.

	PSUs granted in 2019	PSUs granted in 2018	PSUs granted in 2017	PSUs granted in 2016
CEO office	172,517	134,861	90,084	306,536
Term (in years)	3	3	3	3+2
Vesting date[1]	January 1, 2023	January 1, 2022	January1, 2021	January 1, 2020 - January 1, 2022

1	See “Item 6.B—Directors, senior management and employees—Compensation—Remuneration—Long-term incentives plans”, for vesting conditions.

	PSUs granted in 2019	PSUs granted in 2018	PSUs granted in 2017	PSUs granted in 2016
Executive Officers	100,500	76,550	44,720	149,920
Term (in years)	3	3	3	2
Vesting date[1]	January 1, 2023	January 1, 2022	January 1, 2021	January 1, 2021

1	See note 8.3 to the consolidated financial statements, for vesting conditions.

See note 8.3 of the consolidated financial statements for a description of ArcelorMittal’s equity-settled share-based payments to certain employees, including stock options, RSUs and PSUs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major shareholders
The following table sets out information as of December 31, 2019 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Ordinary Shares[1]
	Number	%
Significant Shareholder[2]	382,277,751	37.41%
Treasury Shares[3]	9,824,202	0.96%
Other Public Shareholders	629,801,670	61.63%
Total	1,021,903,623	100.00%
Of which: Directors and Senior Management[4]	267,905	0.03%

1
For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal ordinary shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2019 upon exercise of vested portions of stock options. All stock options that have been granted to date by ArcelorMittal have vested.

2
For purposes of this table, ordinary shares owned directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. At December 31, 2019, Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and beneficial ownership (within the meaning set forth in Rule 13d-3 of the Exchange Act), through the Significant Shareholder, of the outstanding equity of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”). Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 63,658,348 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 318,288,328 ArcelorMittal ordinary shares. Mr. Mittal was the direct owner of 286,742 ArcelorMittal ordinary shares and held options to acquire an additional 18,833 ArcelorMittal ordinary shares, all of which are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that these options are exercisable within 60 days. Mrs. Mittal was the direct owner of 25,500 ArcelorMittal ordinary shares. Mr. Mittal, Mrs. Mittal and the Significant Shareholder shared beneficial ownership of 100% of the outstanding equity of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Mittal was the beneficial owner of 382,252,251 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 381,972,176 ordinary shares and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) was the beneficial owner of 382,277,751 ordinary shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together beneficially owned 382,258,918 ArcelorMittal ordinary shares at such date. As of December 31, 2018 and 2017 , the Significant Shareholder (together with Mr. Mittal and Mrs. Mittal) held 37.41% and 37.41% of the Company’s ordinary shares respectively.

3
Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs, fractional shares returned in various transactions, and the use of treasury shares in various transactions; includes (1) 29,250 stock options that can be exercised by senior management (other than Mr. Mittal) and (2) 18,833 stock options that can be exercised by Mr. Mittal, in each case within 60 days of December 31, 2019, i.e. 0.001% of the total amount of outstanding shares. If exercised, the shares underlying these options will either have to be delivered out of Treasury shares or by the issuance of additional shares.

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

Aditya Mittal is the direct owner of 120,413 ArcelorMittal ordinary shares and holds options to acquire an additional 15,067 ArcelorMittal ordinary shares, together representing 0.01% of the ArcelorMittal ordinary shares outstanding. Aditya Mittal holds a total of 326,118 PSUs of which 40,653 may vest in 2021, 64,559 may vest in 2022,138,322 of which 50% may vest in 2020 and 50% may vest in 2022 and 82,584 which may vest in 2023. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal ordinary shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal and is Group President and CFO and CEO of ArcelorMittal Europe. Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal ordinary shares, representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal and a member of the Company’s Board of Directors.

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

c.
shares traded on the NYSE, the ("New York Registry Shares"), which are registered (including in the name of the nominee of DTC) in a New York Share Register kept on behalf of ArcelorMittal by Citibank N.A., its New York transfer agent.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.
At December 31, 2019, 2,691 shareholders other than the Significant Shareholder, holding an aggregate of 21,826,165 ArcelorMittal ordinary shares were registered in ArcelorMittal’s shareholder register, representing approximately 2.14% of the ordinary shares issued (including treasury shares).
At December 31, 2019, there were 175 registered shareholders holding an aggregate of 51,794,561 New York Registry Shares, representing approximately 5.07% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Registry Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.
At December 31, 2019, 576,975,297 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain, representing approximately 56.5% of the ordinary shares issued (including treasury shares).
Voting rights
Each share entitles the holder to one vote at the general meeting of shareholders, and no shareholder benefits from special voting rights. For more information relating to ArcelorMittal shares, see “Item 10.B—Additional information—Memorandum and Articles of Association—Voting and information rights”.
B.    Related party transactions
ArcelorMittal engages in certain commercial and financial transactions with related parties, including associates and joint ventures of ArcelorMittal. Please refer to note 12 of ArcelorMittal’s consolidated financial statements. Further information related to required disclosure of related party transactions under the Shareholders’ Rights Law of August 1, 2019 implementing the European Union's Shareholders' Rights Directive in Luxembourg (the "Shareholders' Rights Law") is included in “Item 10.B—Memorandum and Articles of Association—Voting and information rights”.
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
The parties agreed to renew a limited number of services where expertise and bargaining power created value for each party. ArcelorMittal will continue to provide certain services in 2020 and 2021 relating to areas including environmental and technical support.
In the area of research and development at the time of the spin-off, Aperam entered into a framework arrangement with ArcelorMittal to establish a structure for future cooperation in relation to certain ongoing or new research and development programs. Currently, only limited research and development support is implemented through this agreement, but new collaborative endeavors are foreseen in 2020.
Under the terms of the Purchasing Services Agreement and ArcelorMittal Sourcing Agreement, Aperam still relies on ArcelorMittal for services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories:  operating materials (rolls (only hot strip mill), electrodes and refractory materials), spare parts, sea freight, industrial products and support services (excluding industrial services). The Purchasing Services Agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items. The Purchasing Services Agreement was entered into for an initial term of two years, which was to expire on January 24, 2013. However, since that date, the Purchasing Services Agreement has been extended successively and will remain in force until 2021. The ArcelorMittal Sourcing Agreement is effective starting from January 2020 for the sale of electrodes to Aperam. Specific IT service agreements have been put in place with Aperam, one for Asset Reliability Maintenance Program ("ARMP") in its Brazilian entities, and two others for the use in Europe of ARMP and for the use of the global wide area network (WAN). In Europe, Aperam purchased most of its electricity and natural gas though energy supply contracts put in place for the period 2014-2019 with ArcelorMittal Energy SCA and ArcelorMittal Purchasing SAS, and such contracts are to be automatically renewed in 2020.
Purchasing activities will continue to be provided to Aperam pursuant to existing contracts with ArcelorMittal entities that it has specifically elected to assume. In addition, since 2011, a services agreement has been concluded between ArcelorMittal Shared Service Center Europe Sp z.o.o. Sp.k. and Aperam for accounting services.
In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between ArcelorMittal Brasil and Aperam Inox América do Sul S.A. (formerly known as ArcelorMittal Inox Brasil), pursuant to which, as of April 1, 2011, ArcelorMittal Brasil continued to perform purchasing for the benefit of certain of Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties.
Headquarters

ArcelorMittal Kirchberg Real Estate s.à r.l., Kennedy 2020 SAS, and Aperam Real Estate s.à r.l, which are subsidiaries of ArcelorMittal and Aperam, respectively, signed a land use right for a combined head office project in Kirchberg, Luxembourg with Fonds Kirchberg on March 7, 2019.

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

Legal proceedings
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the accounting policies described in note 9.1 to ArcelorMittal’s consolidated financial statements. Please refer to note 9.3 for a description of contingencies, including legal proceedings.
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
On January 31, 2018, the Company announced that the Board agreed on a new dividend policy following two years of no dividends, which was proposed to shareholders at the AGM in May 2018. ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target at or below $6 billion, return a percentage of net cash provided by operating activities less cash outflows for capital expenditures annually. Accordingly, the Board proposed an increase in the base dividend for 2019 (paid from 2018 earnings) from $0.10 (paid in 2018 from 2017 earnings) to $0.20 per share which was approved by the shareholders at the AGM in May 2019 and was paid on June 13, 2019. On February 6, 2020, given the resilient cash flow and progress towards its net debt target (revised to $7 billion during 2019 to reflect impact of IFRS 16), the Board proposed a base dividend of $0.30 per share for 2020 (in respect of 2019), which will be proposed to the shareholders at the AGM on May 5, 2020.
B.    Significant changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING
A.    Offer and listing details
Nature of trading market
See below "Item 9.C—The offer and listing details—Markets".
B.    Plan of distribution
Not applicable.

C.    Markets
ArcelorMittal shares are listed and traded (through a single order book as from January 14, 2009) on the Euronext European markets (Paris and Amsterdam) (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MT”) and are listed and traded on the Spanish Stock Exchanges (symbol “MTS”). In the United States, ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”).
D.    Selling shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.    Share capital
As of December 31, 2019, the Company’s issued share capital was $364 million represented by 1,021,903,623 ordinary shares without nominal value. The Company's issued share capital changed as described below in 2017 and 2018.
Out of the total of 1,021,903,623 shares in issue, 9,824,202 shares were held in treasury by ArcelorMittal at December 31, 2019, representing approximately 0.96% of its issued share capital.
The Company’s authorized share capital, including the issued share capital, was $411 million represented by 1,151,576,921 ordinary shares without nominal value as of December 31, 2019.The Company's authorized share capital changed as described below in 2017.
The EGM of ArcelorMittal shareholders held on May 10, 2017 approved a reverse stock split and an increase of the Company’s authorized share capital from €337 million to €345 million. Following this approval, on May 22, 2017 ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result, the authorized share capital increased from €337 million represented by 3,372,281,956 ordinary shares without nominal value as of December 31, 2016 to €345 million represented by 1,151,576,921 ordinary shares without nominal value. There was no change in the issued share capital of ArcelorMittal which was €306 million as of December 31, 2017 but the aggregate number of shares issued and fully paid up decreased from 3,065,710,869 to 1,021,903,623.
The EGM of ArcelorMittal shareholders held on May 16, 2018 approved the change of currency of the Company's share capital from euro to U.S. dollar based on the exchange rate published by the European Central Bank on May 15, 2018. As a result, the issued share capital amounted to $364 million at December 31, 2018. There was no change in the aggregate number of shares issued which continues to amount to 1,021,903,623 ordinary shares fully paid without nominal value. The Company’s authorized share capital, including the issued share capital, amounted to $411 million at December 31, 2019 represented by 1,151,576,921 ordinary shares without nominal value.
Over the years, ArcelorMittal has issued equity-settled share-based payments to certain employees, including stock options, restricted share units and performance share units. See note 8.3 to the consolidated financial statements.
B.    Memorandum and Articles of Association
Below is a summary of ArcelorMittal’s Articles of Association, filed as an exhibit to this annual report on Form 20-F and incorporated by reference herein. The full text of the Company’s Articles of Association is also available on www.arcelormittal.com under “Investors-Corporate Governance-Articles of Association.”

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

c.
shares traded on the NYSE, (the "New York Registry Shares"), which are registered (including in the name of the nominee of DTC) in a New York Share Register kept on behalf of ArcelorMittal by Citibank N.A., its New York transfer agent.

Since March 2009, ArcelorMittal has used the services of BNP Paribas Securities Services to assist it with certain administrative tasks relating to the day-to-day administrative management of the shareholders’ register. The Company maintains a New York Share Register with Citibank N.A. (located at 388 Greenwich Street, New York, New York 10013) for its New York Registry Shares that trade on the NYSE with underlying positions held in Euroclear. As of December 31, 2019, 51,794,561 shares (or approximately 5.07% of ArcelorMittal's total issued shares) were New York Registry Shares.

The law of April 6, 2013 concerning dematerialized securities allows Luxembourg issuers to opt for the full dematerialization of shares. The EGM of ArcelorMittal shareholders held on May 10, 2017 authorized and empowered the Board of Directors to give effect to such dematerialization and to determine its effective date, following which new shares in the Company may only be issued in dematerialized form (the “Effective Date”). Notice of the compulsory dematerialization will be given in accordance with Article 6.9 (i) of the Company’s Articles of Association. As from the Effective Date, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. It would then no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently the case. As of December 31, 2019, notice of the Effective Date has not been given.
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

Preemptive rights
Unless limited or canceled by the Board of Directors as described below or by an EGM, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).
The Articles of Association provide that preemptive rights may be limited or cancelled by the Board of Directors in the event of an increase in the Company’s issued share capital until the date being five years from the date of publication via the online platform called Recueil électronique des sociétés et associations (“RESA”) of the relevant meeting minutes, which publication occurred on May 18, 2017 with respect to the minutes of the EGM held on May 10, 2017. This power of the Board of Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years each.

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

•	only fully paid-up shares may be repurchased. At December 31, 2019, all of ArcelorMittal’s issued ordinary shares were fully paid-up; and

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
The maximum number of shares that may be acquired is the maximum allowed by the Law (as defined above) in such manner that the accounting par value of the Company’s shares held by the Company does not in any event exceed 10% of the Company’s issued share capital. The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-2 of the Law. The purchase price per share to be paid shall not represent more than 110% of the trading price of the shares on the New York Stock Exchange and on the Euronext markets where the Company is listed, the Luxembourg Stock Exchange or the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia, depending on the market on which the purchases are made, and no less than one cent. For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction. The total amount allocated for the Company’s share repurchase program may not in any event exceed the amount of the Company’s then available equity.
Capital reduction
The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where, at first call, at least 50% of the issued share capital is required to be represented, with no quorum being required at a reconvened meeting.
General meeting of shareholders
The shareholders’ rights law of May 24, 2011, which transposes into Luxembourg law Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 (on the exercise of certain rights of shareholders in listed companies) of July 14, 2007 came into force on July 1, 2011 was amended by the law of August 1, 2019 which entered into force on August 24, 2019 implementing the Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC (as regards the encouragement of long term shareholder engagement) (the “Shareholders' Rights Law”) and includes provisions relating to general meetings of shareholders, as discussed below.
General meetings of shareholders are convened by the publication of a notice at least 30 days before the meeting date in a Luxembourg newspaper, via the online platform called Recueil électronique des sociétés et associations (“RESA”), and by way of press release sent to the major news agencies. Ordinary general meetings are not subject to any minimum shareholder participation level. Extraordinary general meetings, however, are subject to a minimum quorum of 50% of the share capital. In the event the 50% quorum is not met upon the first call, the meeting may be reconvened by way of convening notice published in the same manner as the first notice, at least 17 days before the meeting date. No quorum is required upon the second call.
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

In addition, Luxembourg law requires the Board of Directors to convene a general meeting of shareholders if shareholders representing in the aggregate 10% of the issued share capital so require in writing with an indication of the requested agenda.  In this case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not so convened, the relevant shareholder or group of shareholders may petition the competent court in Luxembourg to have a court appointee convene the general meeting.
Shareholder participation at general meetings
The Board of Directors may decide to arrange for shareholders to be able to participate in the general meeting by electronic means  by way, among others, of (i) real-time transmission to the public of the general meeting, (ii) two-way communication enabling shareholders to address the general meeting from a remote location, or (iii) a mechanism allowing duly identified shareholders to cast their votes before or during the general meeting without the need for them to appoint a proxyholder who would be physically present at the meeting.
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
The Shareholders’ Rights Law provides that a company’s articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items. Although the Articles of Association do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the May 7, 2019 general meeting, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice.
Identification of shareholders

Pursuant to the Shareholders’ Rights Law, listed companies now have the ability to identify their shareholders and ultimately improve communication between them and their shareholders. Intermediaries, including those in third countries, are required to provide the Company with information to enable the identification of shareholders. Intermediaries in-scope of the Shareholders' Rights Law are investment firms, credit institutions and central securities depositories which provide share safekeeping or administration of securities accounts or maintenance services to shareholders or other persons. Third country in-

scope intermediaries are those which provide these services to shareholders or other intermediaries with respect to shares in the Company and are located outside of the European Union.

Voting and information rights
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
The voting and information rights of ArcelorMittal’s shareholders have been further expanded since the entry into force of the Shareholders’ Rights Law.
Election and removal of directors.
Members of the Board of Directors are elected by simple majority of the represented shareholders at an ordinary general meeting of shareholders. Directors are elected for a period ending on a date determined at the time of their appointment. The directors of ArcelorMittal are elected for three-year terms in staggered intervals. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders.
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
If a material transaction with a related party involves a Director, that Director may not participate in the approval of such transaction.
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
Pursuant to the Shareholders’ Rights Law, the shareholders must be informed in detail of the remuneration of the members of the Company's Board of Directors and its CEO and the company's remuneration policy. Companies must prepare a management remuneration policy describing all components, criteria, methods and modalities applied to determine the fixed and variable remuneration of such persons. Such remuneration policy must contribute to the Company' business strategy and long term interests. It must be resubmitted to an advisory vote at the general meeting of shareholders for approval each time there is a significant change thereto and at least every four years. In addition, companies must prepare a renumeration report for the annual general meeting on the remuneration and benefits granted to directors, and such remuneration report is required to be submitted for an advisory vote at the general meeting of shareholders each year.

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
Article 8.2 of the Articles of Association states that the members of the Board of Directors do not have to be shareholders in the Company. However, the Board of Directors introduced on October 30, 2012 (as amended on November 7, 2017) a policy that requires members of the Board of Directors to hold 4,000 shares in the Company (6,000 for the Lead Independent Director). For more information, see “Item 6.C—Directors, senior management and employees—Board practices/corporate governance—Specific characteristics of the director role”.
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
In 2019, two notifications were received by ArcelorMittal from such persons and filed with the CSSF.
Related Party Transactions
The Shareholders’ Rights Law provides that a company is now required to publicly disclose material transactions (excluding "transactions taking place as part of the company's ordinary activity and concluded under normal market conditions") with related parties no later than at the time of conclusion of the transaction. The same requirement applies to material transactions concluded between related parties of a company and subsidiaries of such company. The Board of Directors must approve material transactions of the Company with related parties. A transaction with a related party is material if (i) its publication and divulgation may have a significant impact on the economic decisions of shareholders and (ii) it may create a risk for the company and its shareholders which are not related parties, including minority shareholders. In the determination of whether a transaction is material both the nature of the transaction and the position of the related party must be taken into account.

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
The Company also maintains liability insurance for its directors and officers, including insurance against liabilities arising under the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended.

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
The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2019.

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
Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for

U.S. federal income tax purposes with respect to its 2019 taxable year, and ArcelorMittal does not anticipate being a PFIC for its 2020 taxable year. See “—Passive foreign investment company ("PFIC") status”.
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
Foreign Financial Asset Reporting
Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisers regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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
Luxembourg resident corporate holders
For Luxembourg companies, which do not benefit from a special tax regime, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 7%) for Luxembourg companies with registered office in Luxembourg City is 24.94% in 2019. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.
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
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, South African rand, Argentine peso, Kazakh tenge, Indian rupee, Polish zloty and Ukrainian hryvnia, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.
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
The tables below illustrate the impact of an appreciation and a depreciation of the U.S. dollar of 10% against the euro, on the conversion of the net debt of ArcelorMittal into U.S. dollars as of December 31, 2019 and December 31, 2018. The impact on net debt denominated in a currency different than the euro, is computed based on historical data of how such currency would move against the U.S. dollar when the U.S. dollar appreciates/depreciates 10% against the euro. A positive sign means an increase in the net debt.

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2019	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	9	(19)
Brazilian real	(3)	6
Euro	(522)	522
Polish Zloty	(21)	27
South African rand	8	(12)
Ukrainian hryvinia	26	(12)
Other	6	(7)

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2018	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	7	(23)
Canadian dollar	(9)	10
Euro	(564)	564
Indian rupee	33	(42)
South African rand	25	(38)
Swiss franc	(12)	14
Other	10	(8)

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
A.    Debt securities
Not applicable.
B.    Warrants and rights
Not applicable.
C.    Other securities
Not applicable.

D.    American depositary shares
The Company does not have any American Depositary Receipts. As described under “Item 10.B—Additional information—Memorandum and Articles of Association—Form and transfer of shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2019, 51,794,561 shares (or approximately 5.07% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Registry Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Registry Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2019, Citibank paid the Company $456,779 in respect of reimbursements of expenses incurred by the Company in 2019.
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
Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2019. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2019 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2019 based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2019.
The effectiveness of management’s internal control over financial reporting as of December 31, 2019 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of March 3, 2020 below expresses an unqualified opinion on the Company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected or are reasonably likely to have materially affected the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 3, 2020, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company’s adoption of International Financial Reporting Standard (IFRS) 16, Leases, effective January 1, 2019, using the modified retrospective transition approach.
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
March 3, 2020

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
Deloitte Audit S.à r.l. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2019 and 2018. Set forth below is a breakdown of fees for services rendered in 2019 and 2018.
Audit Fees. Audit fees in 2019 and 2018 included $25.5 million and $26.7 million, respectively, for the audits of financial statements, and $0.4 million and $0.5 million in 2019 and 2018, respectively, for regulatory filings.
Audit-Related Fees. Audit-related fees in 2019 and 2018 were $1.0 million and $0.9 million, respectively. Audit-related fees include fees for agreed upon procedures for various transactions or reports.
Tax Fees. Fees relating to tax planning, advice and compliance in 2019 and 2018 were $0.3 million and $0.4 million, respectively.
All Other Fees. Fees in 2019 and 2018 for all other services were $0.1 million and $0.2 million, respectively. All other fees relate to services not included in the first three categories.
The Audit & Risk Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2019 within its scope, prior to commencement of the engagements. None of the services provided in 2019 were approved under the de minimis exception allowed under the Exchange Act.
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
In making its recommendation to appoint Deloitte Audit S.à r.l. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2019, the Audit & Risk Committee has considered whether the services provided are compatible with maintaining Deloitte Audit S.à r.l. independence and has determined that such services do not interfere with Deloitte Audit S.à r.l. independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2019	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)(2)
January 1 - January 31	-	-	-	-
February 1 - February 28	4,000,000(1)	$22.42	4,000,000(1)	-
March 1 - March 31	-	-	-	-
April 1 - April 30	-	-	-	-
May 1 - May 31	-	-	-	-
June 1 - June 30	-	-	-	-
July 1 - July 31	-	-	-	-
August 1 - August 31	-	-	-	-
September 1 - September 30	-	-	-	-
October 1 - October 31	-	-	-	-
November 1 - November 30	-	-	-	-
December 1 - December 31	-	-	-	-

(1)     In accordance with the authorization provided by the annual general meeting of shareholders of May 5, 2015 as described in “Item 10.B—Additional Information—Memorandum and Articles of Association”, on February 7, 2019, ArcelorMittal announced a share buyback program with the intent to acquire shares intended to meet the Company’s obligations arising from employee share programs. ArcelorMittal announced its intent to repurchase an aggregate maximum amount of $113,424,000 in accordance with the resolution of the annual general meeting of shareholders held on May 5, 2015 and applicable market abuse regulations for a maximum of 4,000,000 shares to be acquired during the period from February 11, 2019 to December 31, 2019. On February 19, 2019, ArcelorMittal announced the completion of its share buyback program on February 15, 2019. Under the authorization given on May 5, 2015 and if further programs are announced, the Company may buy back shares up to approximately 9% of its issued share capital as of December 31, 2019.
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

PART III

ITEM 17.	FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS
Reference is made to pages F-1 to F-136.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

Exhibit	Description
Number

1.1*
Amended and Restated Articles of Association of ArcelorMittal dated May 16, 2018 (filed as Exhibit 1.1 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2018 filed with the Commision on February 25, 2019 (File No. 001-35788), and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit11.htm.

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

2.2	Description of ArcelorMittal securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 and available at Exhibit 2.2.
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

4.6*
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

4.7*
Supplemental Terms for 2015-2016 to the GMB PSU Plan effective May 5, 2015 (filed as Exhibit 4.9 to the annual report on Form 20-F filed on February 22, 2016 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342916000008/exhibit49.htm.

4.8*
Supplemental Terms for 2016-2017 to the GMB PSU Plan effective May 4, 2016 (filed as Exhibit 5.0 to the annual report on Form 20-F filed on February 23, 2017 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342917000002/ex50.htm.

4.9*
Supplemental Terms for 2016-2017 to the ArcelorMittal Equity Incentive Plan effective May 4, 2016 (filed as Exhibit 5.1 to the annual report on Form 20-F filed on February 23, 2017 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342917000002/ex51.htm.

4.10*
Supplemental Terms for 2017-2018 to the GMB PSU Plan effective May 10, 2017, filed as Exhibit 4.12 to the annual report on Form 20-F filed on February 15, 2018) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342918000007/a2017exhibit412.htm.

4.11*
Supplemental Terms for 2017-2018 to the ArcelorMittal Equity Incentive Plan effective May 10, 2017, filed as Exhibit 4.13 to the annual report on Form 20-F filed on February 15, 2018) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342918000007/a2017exhibit413.htm

4.12*
Supplemental Terms for 2018-2019 to the GMB PSU Plan effective May 9, 2018 filed as Exhibit 4.13 to the annual report on Form 20-F filed on February 25, 2019) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit413.htm.

4.13*
Supplemental Terms for 2018-2019 to the ArcelorMittal Equity Incentive Plan effective May 9, 2018 filed as Exhibit 4.14 to the annual report on Form 20-F filed on February 25, 2019) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit414.htm.

4.14	Supplemental Terms for 2019-2020 Group Management Board Performance Share Units Plan effective December 12, 2019 and available at Exhibit 4.14.
4.15	Supplemental Terms for 2019-2020 Performance Share Units effective December 12, 2019 and available at Exhibit 4.15.
8.1	List of Significant Subsidiaries available at Exhibit 8.1.
12.1	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act and available at Exhibit 12.1.
13.1
Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code and available at Exhibit 13.1.

15.1	Consent of Deloitte Audit available and at Exhibit 15.1.
15.2	Consent of Gustavson Associates - Mexico (Las Truchas and San Jose) and available at Exhibit 15.2.
15.3	Consent of KAI Ltd. - Ukraine (ArecelorMittal Kryvyi Rih Open Pit) and available at Exhibit 15.3.
15.4	Consent of SRK Consulting (UK) Limited - iron ore and available at Exhibit 15.4.
15.5	Consent of SRK Consulting (UK) Limited - coal and available at Exhibit 15.5.
15.6	Consent of SRK Consulting (Canada) Inc. - Ukraine (ArcelorMittal Kryvyi Rih Open Pit) and available at Exhibit 15.6.
15.7	Consent of SRK Consulting (Canada) Inc. - AMMC and available at Exhibit 15.7.
15.8	Consent of Breton, Banville and Associates and available at Exhibit 15.8.
16.1	Mine Safety and Health Administration Safety Data available at Exhibit 16.1.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: March 3, 2020

ARCELORMITTAL AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2019 and 2018 and
for each of the three years in the period ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Adoption of New Accounting Standard
As discussed in Notes 1 and 7 to the consolidated financial statements, effective January 1, 2019, the Company adopted IFRS 16 Leases using the modified retrospective transition approach.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of Goodwill and Property, Plant and Equipment - Refer to Note 5 to the Consolidated Financial Statements
Critical Audit Matter Description
The Company’s evaluation of goodwill for impairment at the group of cash-generating units (“GCGU”) level, and property, plant and equipment (“PP&E”) as part of the relevant cash-generating unit (“CGU”), involves a comparison of the recoverable amount of each GCGU or CGU to its carrying amount. Recoverable amount is defined as the higher of fair value less costs of disposal and the value-in-use for each GCGU or CGU. The Company primarily used a discounted cash flow approach to determine the recoverable amounts, which required management to make significant assumptions related to estimates of future cash flows.
Valuation of Goodwill and Property, Plant and Equipment
The goodwill balances of the two GCGUs with the lowest excess of estimated recoverable amount over carrying value as of December 31, 2019 were NAFTA at $2,233 million and ACIS at $973 million. There was no impairment of goodwill recorded as of and for the year ended December 31, 2019.

The PP&E balance of the Company as of December 31, 2019 was $36,231 million. Impairment charges relating to PP&E amounted to $1,927 million for the year ended December 31, 2019, and mainly related to the impairment of PP&E of the ArcelorMittal USA CGU of $1,300 million due to a downward revision of selling prices.
Key assumptions that had a significant impact on the Company’s cash flow forecasts included selling prices and volume of shipments. Changes in these assumptions could have a significant impact on the estimates of future cash flows, and subsequently the recoverable amount of a GCGU or CGU.
Given the significant judgments made by management to estimate the recoverable amounts of the relevant GCGUs and CGUs, performing audit procedures to evaluate the reasonableness of management’s estimates related to selling prices and volume of shipments, specifically due to the sensitivity of these key assumptions, required a high degree of auditor judgment and an increased extent of effort.
Valuation of Property, Plant & Equipment of ArcelorMittal Italia
On November 1, 2018, the Company acquired Ilva S.p.A and certain of its subsidiaries (“ILVA”), subsequently renamed ArcelorMittal Italia, by means of a lease agreement with obligation to purchase. On November 4, 2019, the Company notified ILVA’s Commissioners of intent to withdraw from, or terminate, the lease purchase agreement.
Following the termination notice, the Company continued to maintain control over the leased business. On December 20, 2019, the Company and ILVA’s Commissioners signed a non-binding agreement forming a basis to continue negotiating a new industrial plan for ILVA, which has not been finalized as of the date of this report.
The Company determined that ArcelorMittal Italia represented a separate CGU as of December 31, 2019 and used a discounted cash flow approach to determine the recoverable amount of ArcelorMittal Italia CGU, which requires management to make significant assumptions related to estimates of future cash flows.
The discount rate was a key assumption, which reflected the level of uncertainty associated with the ongoing negotiations. Changes in this discount rate could have a significant impact on the determination of the recoverable amount of ArcelorMittal Italia CGU.
The PP&E balance of ArcelorMittal Italia was $1,477 million as of December 31, 2019 and there was no impairment of PP&E recorded for ArcelorMittal Italia as of and for the year ended December 31, 2019.
Auditing management’s judgment regarding the determination that ArcelorMittal Italia represented a separate CGU and whether the judgment complied with the requirements of IFRS required an increased extent of effort. Further, given the significant judgments made by management to estimate the recoverable amount of ArcelorMittal Italia’s PP&E, specifically related to the impact of lease termination notice and the ongoing negotiations with the ILVA Commissioners, performing audit procedures to evaluate the reasonableness of management’s estimates related to the discount rate required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the GCGU and CGU assessment, selling prices, volume of shipments and discount rate used by management to estimate future cash flows of the GCGUs and CGUs included the following, among others:

•
We tested the effectiveness of internal controls over management’s valuation methodology and assumptions used, and estimates of future cash flows, including controls over the determination of the recoverable amount of the GCGUs and CGUs.

•	We evaluated management’s ability to reasonably estimate future cash flows by comparing actual results to management’s historical forecasts.

•
We evaluated the reasonableness of management’s cash flow forecasts by considering macroeconomic conditions, internal communications of management and the Board of Directors and holding discussions with relevant personnel.

•	We evaluated the impact of any changes in management’s cash flow forecasts from October 1, 2019, the annual measurement date for testing impairment of goodwill, to December 31, 2019.

•	For ArcelorMittal Italia, in addition to the above, our procedures included:

◦	we evaluated the impact of the termination notice on the determination of the CGUs as of December 31, 2019.

◦	we considered the terms of the lease purchase agreement and the Company’s communications with legal counsel, ILVA’s Commissioners, and other key stakeholders involved in the negotiations.

◦	with the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by:

◦	evaluating the reasonableness of the methodology used and the underlying source information used in the Company’s calculation of the discount rate.

◦	testing the mathematical accuracy of the calculation.

◦	developing an independent range of estimates and comparing the discount rate selected by management to our range.
Valuation of Deferred Tax Assets - Refer to Note 10.4 to the Consolidated Financial Statements
Critical Audit Matter Description
ArcelorMittal S.A. (parent company) has deferred tax assets primarily related to tax losses carried forward. Under current tax law in Luxembourg, tax losses accumulated before January 1, 2017 do not expire and are recoverable against future taxable income. The valuation of deferred tax assets requires management to make significant estimates related to the future taxable income to be derived from entities within the Luxembourg tax integration and, as a result, the amounts of deferred tax assets expected to be realized by ArcelorMittal S.A. Further, the assessment of the likelihood of future taxable profits being available, specifically the length of the forecast periods also requires significant management judgment.
The Company recognized deferred tax assets amounting to $8,680 million as of December 31, 2019. Given the complexity of management’s valuation process, auditing management’s estimates of future taxable income and the determination of whether it is more likely than not that the deferred tax assets will be realized involved a high degree of auditor judgment and an increased extent of effort, including the need to involve our tax specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to estimates of future taxable income and determination of whether it is more likely than not that the deferred tax assets will be realized included the following, among others:

•
We tested the effectiveness of internal controls over management’s valuation of deferred tax assets, including the controls over the assessment of the likelihood of future taxable profits being available and the length of the forecast periods.

•
With the assistance of our tax specialists knowledgeable in Luxembourg-specific and international tax planning matters, we evaluated whether management’s estimates of future taxable income were consistent with available evidence related to management’s assessment of the likelihood of future taxable profits being available and the length of the forecast periods.

•
We evaluated management’s ability to estimate future taxable income by comparing actual results to management’s historical forecasts, and considered the results in evaluating the current-year estimated future taxable income.

•
We evaluated management’s proposed tax planning strategies, potential tax implications of material current year or future planned transactions (acquisitions, divestitures, finance and shareholding restructuring) and the related impact on management’s determination of the forecast periods and amounts of deferred tax assets recognized.

/s/ Deloitte Audit S.à r.l.

Luxembourg, Grand Duchy of Luxembourg
March 3, 2020
We have served as the Company’s auditor since 2007.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Operations
(millions of U.S. dollars, except share and per share data)

		Year Ended December 31,
	Notes	2019	2018	2017
Sales	4.1 and 12.1	70,615	76,033	68,679
(including 7,442, 8,259 and 7,503 of sales to related parties for 2019, 2018 and 2017, respectively)
Cost of sales	4.2 and 12.2	68,887	67,025	60,876
(including 1,092, 1,116 and 1,033 of purchases from related parties for 2019, 2018 and 2017, respectively)
Gross margin		1,728	9,008	7,803
Selling, general and administrative expenses		2,355	2,469	2,369
Operating (loss) / income		(627)	6,539	5,434
Income from investments in associates, joint ventures and other investments	2.6	347	652	448
Financing costs - net	6.2	(1,652)	(2,210)	(875)
(Loss) / income before taxes		(1,932)	4,981	5,007
Income tax expense/(benefit)	10.1	459	(349)	432
Net (loss) / income (including non-controlling interests)		(2,391)	5,330	4,575

Net (loss) / income attributable to equity holders of the parent		(2,454)	5,149	4,568
Net income attributable to non-controlling interests		63	181	7
Net (loss) / income (including non-controlling interests)		(2,391)	5,330	4,575

		Year Ended December 31,
		2019	2018	2017
(Loss) / earning per common share (in U.S. dollars)
Basic		(2.42)	5.07	4.48
Diluted		(2.42)	5.04	4.46
Weighted average common shares outstanding (in millions)	11.3
Basic		1,013	1,015	1,020
Diluted		1,013	1,021	1,024
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Other Comprehensive Income
(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2019		2018		2017
Net (loss) income (including non-controlling interests)		(2,391)		5,330		4,575
Items that can be recycled to the consolidated statements of operations
Available-for-sale-investments:
Gain arising during the period	—		—		497
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	—		—		—
	—		—		497
Derivative financial instruments:
Gain (loss) arising during the period	354		755		(340)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(1,004)		353		28
	(650)		1,108		(312)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	177		(1,996)		2,025
Reclassification adjustments for gain included in the consolidated statements of operations	(105)		(15)		(21)
	72		(2,011)		2,004
Share of other comprehensive (loss) income related to associates and joint ventures
(Loss) gain arising during the period	(82)		(239)		341
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	10		(123)		217
	(72)		(362)		558
Income tax benefit (expense) related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	279		(274)		167

Items that cannot be recycled to the consolidated statements of operations

Investments in equity instruments at FVOCI:
Gain (loss) arising during the period	28		(603)		—
Share of other comprehensive gain (loss) related to associates and joint ventures	10		(5)		—
	38		(608)		—
Employee benefits - Recognized actuarial (losses) gains	(259)		344		1,098
Share of other comprehensive income (loss) related to associates and joint ventures	—		—		29
Income tax (expense) benefit related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	(32)		228		42
Total other comprehensive (loss) income	(624)		(1,575)		4,083
Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(666)		(1,478)		4,037
Non-controlling interests	42		(97)		46
		(624)		(1,575)		4,083
Total comprehensive (loss) income		(3,015)		3,755		8,658
Total comprehensive (loss) income attributable to:
Equity holders of the parent		(3,120)		3,671		8,605
Non-controlling interests		105		84		53
Total comprehensive (loss) income		(3,015)		3,755		8,658
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Financial Position
(millions of U.S. dollars, except share data)

		December 31,
	Notes	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	6.1.3	4,867	2,172
Restricted cash	6.1.3	128	182
Trade accounts receivable and other (including 298 and 366 from related parties at December 31, 2019 and 2018, respectively)	4.3 and 12.1	3,569	4,432
Inventories	4.4	17,296	20,744
Prepaid expenses and other current assets	4.5	2,756	2,834
Assets held for sale	2.3.2	—	2,111
Total current assets		28,616	32,475
Non-current assets:
Goodwill and intangible assets	5.1 and 5.3	5,432	5,728
Property, plant and equipment and biological assets	5.2, 5.3 and 7	36,231	35,638
Investments in associates and joint ventures	2.4	6,529	4,906
Other investments	2.5	772	855
Deferred tax assets	10.4	8,680	8,287
Other assets	4.6	1,648	3,360
Total non-current assets		59,292	58,774
Total assets		87,908	91,249

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6.1.2.1 and 7	2,869	3,167
Trade accounts payable and other (including 251 and 201 to related parties at December 31, 2019 and 2018, respectively)	4.7 and 12.2	12,614	13,981
Short-term provisions	9.1	516	539
Accrued expenses and other liabilities	4.8	4,910	4,709
Income tax liabilities		378	238
Liabilities held for sale	2.3.2	—	821
Total current liabilities		21,287	23,455
Non-current liabilities:
Long-term debt, net of current portion	6.1.2.2 and 7	11,471	9,316
Deferred tax liabilities	10.4	2,331	2,374
Deferred employee benefits	8.2	7,343	6,982
Long-term provisions	9.1	2,475	1,995
Other long-term obligations	9.2	2,518	3,019
Total non-current liabilities		26,138	23,686
Total liabilities		47,425	47,141

Contingencies and commitments	9.3 and 9.4

Equity:	11
Common shares (no par value, 1,151,576,921 and 1,151,576,921 shares authorized, 1,021,903,623 and 1,021,903,623 shares issued, and 1,012,079,421 and 1,013,568,258 shares outstanding at December 31, 2019 and 2018, respectively)		364	364
Treasury shares (9,824,202 and 8,335,365 common shares at December 31, 2019 and 2018, respectively, at cost)		(602)	(569)
Additional paid-in capital		34,826	34,894
Retained earnings		22,883	25,611
Reserves		(18,950)	(18,214)
Equity attributable to the equity holders of the parent		38,521	42,086
Non-controlling interests		1,962	2,022
Total equity		40,483	44,108
Total liabilities and equity		87,908	91,249

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
(millions of U.S. dollars, except share and per share data)

						Reserves
						Items that can be recycled to the Consolidated Statements of Operations		Items that cannot be recycled to the Consolidated Statements of Operations
	Shares[1]	Share Capital	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments relating to CFH	Unrealized Gains (Losses) on Investments in Equity Instruments at FVOCI	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2016	1,020	401	(371)	34,826	16,049	(16,544)	142	322	(4,690)	30,135	2,190	32,325
Net income (including non-controlling interests)	—	—	—	—	4,568	—	—	—	—	4,568	7	4,575
Other comprehensive income (loss)	—	—	—	—		2,602	(235)	501	1,169	4,037	46	4,083
Total comprehensive income (loss)	—	—	—	—	4,568	2,602	(235)	501	1,169	8,605	53	8,658
Recognition of share-based payments (note 8.3)	—	—	9	22	—	—	—	—	—	31	—	31
Dividend (note 11.4)	—	—	—	—	—	—	—	—	—	—	(145)	(145)
Acquisition of Bekaert Sumaré Ltda (note 2.2.4)	—	—	—	—	—	—	—	—	—	—	48	48
Mandatorily convertible bonds extension (note 11.2)	—	—	—	—	—	—	—	—	—	—	(83)	(83)
Other movements	—	—	—	—	18	—	—	—	—	18	3	21
Balance at December 31, 2017	1,020	401	(362)	34,848	20,635	(13,942)	(93)	823	(3,521)	38,789	2,066	40,855
Net income (including non-controlling interests)	—	—	—	—	5,149	—	—	—	—	5,149	181	5,330
Other comprehensive income (loss)	—	—	—	—	—	(2,174)	732	(608)	572	(1,478)	(97)	(1,575)
Total comprehensive income (loss)	—	—	—	—	5,149	(2,174)	732	(608)	572	3,671	84	3,755
Recognition of share-based payments (note 8.3)	—	—	19	9	—	—	—	—	—	28	—	28
Dividend (note 11.4)	—	—	—	—	(101)	—	—	—	—	(101)	(115)	(216)
Share buyback (note 11.1)	(7)	—	(226)	—	—	—	—	—	—	(226)	—	(226)
Change in share capital currency (note 11.1)	—	(37)	—	37	—	—	—	—	—	—	—	—
Acquisition of non-controlling interests (note 11.5)	—	—	—	—	(55)	—	—	—	—	(55)	(13)	(68)
Other movements	1	—	—	—	(17)	—	—	(3)	—	(20)	—	(20)
Balance at December 31, 2018	1,014	364	(569)	34,894	25,611	(16,116)	639	212	(2,949)	42,086	2,022	44,108
Net (loss) income (including non-controlling interests)	—	—	—	—	(2,454)	—	—	—	—	(2,454)	63	(2,391)
Other comprehensive income (loss)	—	—	—	—	—	(9)	(404)	38	(291)	(666)	42	(624)
Total comprehensive income (loss)	—	—	—	—	(2,454)	(9)	(404)	38	(291)	(3,120)	105	(3,015)
Recognition of share-based payments (note 8.3)	2	—	57	(68)	—	—	—	—	—	(11)	—	(11)
Dividend (note 11.4)	—	—	—	—	(203)	—	—	—	—	(203)	(154)	(357)
Share buyback (note 11.1)	(4)	—	(90)	—	—	—	—	—	—	(90)	—	(90)
Sharing of cash flow hedge (gain) from INR/USD hedging programs related to AMNS India (note 2.4.1)	—	—	—	—	(141)	—	—	—	—	(141)	—	(141)
Transfer of fair value reserve of equity instruments designated at FVOCI (note 2.5)	—	—	—	—	70	—	—	(70)	—	—	—	—
Other movements	—	—	—	—	—	—	—	—	—	—	(11)	(11)
Balance at December 31, 2019	1,012	364	(602)	34,826	22,883	(16,125)	235	180	(3,240)	38,521	1,962	40,483

1.
Amounts are in millions of shares (treasury shares are excluded). On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the number of outstanding shares decreased from 3,058 to 1,020 and all prior periods have been recast in accordance with IFRS. Please refer to note 11 for further information.

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(millions of U.S. dollars, except share and per share data)

		Year Ended December 31,
	Notes	2019	2018	2017
Operating activities:
Net (loss) income (including non-controlling interests)		(2,391)	5,330	4,575
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	5.1 and 5.2	3,067	2,799	2,768
Impairment	5.3	1,927	994	206
Bargain purchase gain	2.2.4	—	(209)	—
Interest expense	6.2	695	687	879
Interest income	6.2	(88)	(72)	(56)
Income tax expense/ (benefit)	10.1	459	(349)	432
Remeasurement loss relating to US deferred employee benefits	8.2	—	15	—
Net gain on disposal of subsidiaries	2.3.1	(101)	(16)	(18)
Income from investments in associates, joint ventures and other investments	2.6	(347)	(652)	(448)
Provision on pensions and OPEB	8.2	435	463	555
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement	6.2	320	572	(578)
Unrealized foreign exchange effects		7	152	(541)
Write-downs (reversal) of inventories to net realizable value, provisions and other non-cash operating expenses net	4.4	818	789	781
Changes in assets and liabilities that provided (required) cash, net of acquisitions:
Trade accounts receivable		964	(646)	(620)
Inventories	4.4	2,469	(4,652)	(2,347)
Trade accounts payable and other	4.7	(1,236)	914	1,094
Interest paid		(723)	(749)	(947)
Interest received		118	67	57
Income taxes paid		(484)	(629)	(506)
Dividends received from associates, joint ventures and other investments		370	360	232
Cash contributions to plan assets and benefits paid for pensions and OPEB	8.2	(348)	(472)	(496)
VAT and other amounts received (paid) from/to public authorities		196	(544)	(177)
Other working capital and provisions movements		(110)	44	(282)
Net cash provided by operating activities		6,017	4,196	4,563
Investing activities:
Purchase of property, plant and equipment and intangibles		(3,572)	(3,305)	(2,819)
Disposals of net assets of subsidiaries, net of cash disposed of 38, 1 and 13 in 2019, 2018 and 2017, respectively	2.3.1	514	65	6
Acquisitions of net assets of subsidiaries, net of cash acquired of 3, 13 and 617 in 2019, 2018 and 2017, respectively	2.2.4	(46)	(39)	16
Lease installments and capital expenditure refund relating to ArcelorMittal Italia acquisition		(200)	—	—
Acquisition of AMNS India	2.4.1	(755)	—	—
Acquisition of Uttam Galva and KSS Petron debt	4.6	(83)	(1,001)	—
Disposals of associates and joint ventures	2.4.1 and 2.5	—	220	—
Disposals of financial assets	2.5 and 2.6	196	44	44
Other investing activities net		122	257	(77)
Net cash used in investing activities		(3,824)	(3,759)	(2,830)
Financing activities:
Acquisition of non-controlling interests	11.5.2	—	(68)	—
Proceeds from put and call option on shares	2.2.4	—	115	—
Proceeds from short-term debt	6.1.3	600	2,319	1,859
Proceeds from long-term debt	6.1.3	5,772	1,138	1,407
Payments of short-term debt	6.1.3	(1,811)	(2,871)	(2,102)
Payments of long-term debt	6.1.3	(3,299)	(798)	(2,691)
Share buyback	11.1	(90)	(226)	—
Dividends paid (includes 129, 119 and 141 of dividends paid to non-controlling shareholders in 2019, 2018 and 2017, respectively)		(332)	(220)	(141)
Payment of principal portion of lease liabilities and other financing activities	6.1.3	(326)	(78)	(63)
Net cash provided by (used in) financing activities		514	(689)	(1,731)
Net increase (decrease) in cash and cash equivalents		2,707	(252)	2
Effect of exchange rate changes on cash		(22)	(140)	58
Cash and cash equivalents:
At the beginning of the year		2,172	2,574	2,501
Reclassification of the period-end cash and cash equivalents from (to) held for sale	2.3	10	(10)	13
At the end of the year		4,867	2,172	2,574
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

SUMMARY OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACCOUNTING PRINCIPLES
1.1	Basis of presentation
1.2	Use of judgment and estimates
1.3	Accounting standards applied
NOTE 2: SCOPE OF CONSOLIDATION
2.1	Basis of consolidation
2.2	Investments in subsidiaries
2.3	Divestments and assets held for sale
2.4	Investments in associates and joint arrangements
2.5	Other investments
2.6	Income (loss) from investments in associates, joint ventures and other investments
NOTE 3: SEGMENT REPORTING
3.1	Reportable segments
3.2	Geographical information
3.3	Sales by type of products
3.4	Disaggregated revenue
NOTE 4: OPERATING DATA
4.1	Revenue
4.2	Cost of sales
4.3	Trade accounts receivable and other
4.4	Inventories
4.5	Prepaid expenses and other current assets
4.6	Other assets
4.7	Trade accounts payable and other
4.8	Accrued expenses and other liabilities
NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS
5.1	Goodwill and intangible assets
5.2	Property, plant and equipment and biological assets
5.3	Impairment of intangible assets, including goodwill, and tangible assets
NOTE 6: FINANCING AND FINANCIAL INSTRUMENTS
6.1	Financial assets and liabilities
6.2	Financing costs - net
6.3	Risk management policy
NOTE 7: LEASES
NOTE 8: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS
8.1	Employees and key management personnel
8.2	Deferred employee benefits
8.3	Share-based payments
NOTE 9: PROVISIONS, CONTINGENCIES AND COMMITMENTS
9.1	Provisions overview
9.2	Other long-term obligations
9.3	Environmental liabilities, asset retirement obligations and legal proceedings
9.4	Commitments
NOTE 10: INCOME TAXES
10.1	Income tax expense (benefit)
10.2	Income tax recorded directly in equity and/or other comprehensive income
10.3	Uncertain tax positions
10.4	Deferred tax assets and liabilities
10.5	Tax losses, tax credits and other tax benefits carried forward
NOTE 11: EQUITY
11.1	Share details
11.2	Equity instruments and hybrid instruments
11.3	Earnings per common share
11.4	Dividends
11.5	Non-controlling interests
NOTE 12: RELATED PARTIES
12.1	Sales and trade receivables
12.2	Purchases and trade payables
12.3	Other transactions with related parties

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

NOTE 1: ACCOUNTING PRINCIPLES
ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “operating subsidiaries”. These consolidated financial statements were authorized for issuance on March 3, 2020 by the Company’s Board of Directors.

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
The following summary provides further information about the Company’s critical accounting policies under which significant judgments, estimates and assumptions are made. It should be read in conjunction with the notes mentioned in the summary:

•
Deferred tax assets (note 10.4): The Company assesses the recoverability of deferred tax assets based on future taxable income projections, which are inherently uncertain and may be subject to changes over time. Judgment is required to assess the impact of such changes on the measurement of these assets and the time frame for their utilization. In addition, the Company applies judgment to recognize income tax liabilities when they are probable and can be reasonably estimated depending on the interpretation, which may be uncertain, of applicable tax laws and regulations. ArcelorMittal periodically reviews its estimates to reflect changes in facts and circumstances.

•
Provisions for pensions and other post-employment benefits (note 8.2): Benefit obligations and plan assets can be subject to significant volatility, in particular due to changes in market conditions and actuarial assumptions. Such assumptions differ by plan, take local conditions into account and include discount rates, expected rates of compensation increases, health care cost trend rates, mortality and retirement rates. They are determined following a formal process involving the Company's expertise and independent actuaries. Assumptions are reviewed annually and adjusted following actuarial and experience changes.

•
Provisions (note 9): Provisions, which result from legal or constructive obligations arising as a result of past events, are recognized based on the Company's, and in certain instances, third-party's best estimate of costs when the obligation arises. They are reviewed periodically to take into consideration changes in laws and regulations and underlying facts and circumstances.

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

•
Business combinations (note 2.2.3): Assets acquired and liabilities assumed as part of a business combination are recorded at their acquisition-date fair values. Similarly, consideration including consideration receivable and contingent consideration is measured at fair value. Determining the fair value of identifiable assets and liabilities requires the use of valuation techniques which may include judgment and estimates and which may affect the allocation of the amount of consideration paid to the assets and liabilities acquired and goodwill or gain from a bargain purchase recorded as part of the business combination.

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

•
Mining reserve estimates (note 5.2): Proven iron ore and coal reserves are those quantities whose recoverability can be determined with reasonable certainty from a given date forward and under existing government regulations, economic and operating conditions; probable reserves have a lower degree of assurance but high enough to assume continuity between points of observation. Their estimates and the estimates of mine life have been prepared by ArcelorMittal experienced engineers and geologists and detailed independent verifications of the methods and procedures are conducted on a regular basis by external consultants. Reserves are updated annually and calculated using a reference price duly adjusted for quality, ore content, logistics and other considerations. In order to estimate reserves, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

1.3 Accounting standards applied
1.3.1 Adoption of new IFRS standards, amendments and interpretations applicable from January 1, 2019
On January 1, 2019, the Company adopted IFRS 16 "Leases", which has an impact on the disclosures in the consolidated financial statements of the Company.

•
IFRS 16 "Leases" was issued on January 13, 2016, and replaced International Accounting Standards "IAS" 17 “Leases”. This new standard specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted if IFRS 15 "Revenue from Contracts with Customers" has also been applied. The Company adopted IFRS 16 “Leases” as of January 1, 2019, using the modified retrospective transition approach with right-of-use assets measured at an amount equal to the lease liability recognized at January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to those leases. In addition, the Company applied the practical expedient not to reassess whether or not a contract meets the definition of a lease on transition and accordingly applied IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 "Leases" and IFRIC 4 "Determining whether an Arrangement contains a lease". Also, the Company used the practical expedient of not recognizing lease liabilities and right-of-use assets for which the lease term ended within twelve months of the date of initial application and corresponding expenses have been recognized as part of short-term lease expenses in the statement of operations. On January 1, 2019, the Company recognized additional lease liabilities (discounted at the incremental borrowing rates at that date) and right of use assets (including reclassifications from intangible assets) for an amount of 1,136 and 1,405, respectively (see note 7).

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

On January 1, 2019, the Company also adopted the following amendments which did not have a material impact on the consolidated financial statements of the Company:

•
IFRIC 23 “Uncertainty over Income Tax Treatments” issued by the IASB on June 7, 2017. This interpretation addresses the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12 "Income Taxes".

•
Amendment to IFRS 9 "Financial Instruments" issued by the IASB on October 12, 2017 in respect of prepayment features with negative compensation and which amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments.

•
Amendment to IAS 28 “Investments in Associates and Joint Ventures” also issued on October 12, 2017 in relation to long-term interests in associates and joint ventures. The amendment clarifies that an entity should apply IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

•
Amendments to IAS 19 “Employee benefits” issued by the IASB on February 7, 2018, which clarify that current service cost and net interest after a remeasurement resulting from a plan amendment, curtailment or settlement should be determined using the assumptions applied for the remeasurement. In addition, the amendments clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

On January 1, 2019, the Company also adopted the Annual Improvements 2015–2017 issued by the IASB on December 12, 2017 to make amendments to the following standards:

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

1.3.2 New IFRS standards, amendments and interpretations applicable from 2020 onward
On May 18, 2017, the IASB issued IFRS 17 "Insurance Contracts", which is designed to achieve the goal of a consistent, principle-based accounting for insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and related interpretations and is effective for periods beginning on or after January 1, 2021, with earlier adoption permitted if both IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" have also been applied. The Company does not expect that the adoption of this interpretation will have a material impact to its consolidated financial statements.

On March 29, 2018, the IASB published its revised "Conceptual Framework for Financial Reporting", which includes revised definitions of an asset and a liability as well as new guidance on measurement and derecognition, presentation and disclosure. The Company does not expect that the adoption of this amendment, which is effective for annual periods beginning on or after January 1, 2020, will have a material impact to its consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

On October 22, 2018, the IASB issued amendments to IFRS 3 "Business Combinations", which includes the definition of a business aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Company does not expect that the adoption of these amendments, which are effective for annual periods beginning on or after January 1, 2020, will have a material impact to its consolidated financial statements.
On October 31, 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The Company does not expect that the adoption of these amendments, which are effective for annual periods beginning on or after January 1, 2020, will have a material impact to its consolidated financial statements.
On September 26, 2019, the IASB published Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7 (the amendments). The amendments provide relief from the specific hedge accounting requirements, so that entities would apply those hedge accounting requirements (highly probable forecast transaction and prospective effectiveness test under IFRS 9 which is applied by the Company) assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform. Application of the relief is mandatory and is effective for annual periods beginning on or after January 1, 2020, with early application permitted. The requirements must be applied retrospectively. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements as it is relieving the possible effects of the uncertainty due to the Interest rate benchmark reform "IBOR".
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1 "Presentation of Financial Statements" to clarify how to classify debt and other liabilities as current or non-current. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The Company does not expect that the adoption of these amendments, which are effective for annual periods beginning on or after January 1, 2022, will have a material impact to its consolidated financial statements.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2.2 Investments in subsidiaries
2.2.1 List of subsidiaries
The table below provides a list of the Company’s principal operating subsidiaries at December 31, 2019. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares or voting interests in the case of partnerships, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary	Country	% of Ownership
NAFTA
ArcelorMittal Dofasco G.P.	Canada	100.00%
ArcelorMittal México S.A. de C.V.	Mexico	100.00%
ArcelorMittal USA LLC	United States	100.00%
ArcelorMittal Long Products Canada G.P.	Canada	100.00%
Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	Brazil	97.01%
Acindar Industria Argentina de Aceros S.A.	Argentina	100.00%
Europe
ArcelorMittal France S.A.S.	France	100.00%	[1]
ArcelorMittal Belgium N.V.	Belgium	100.00%
ArcelorMittal España S.A.	Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
ArcelorMittal Poland S.A.	Poland	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
ArcelorMittal Bremen GmbH	Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	France	100.00%
ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
ArcelorMittal Hamburg GmbH	Germany	100.00%
ArcelorMittal Duisburg GmbH	Germany	100.00%
ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
ArcelorMittal Italia S.p.A.	Italy	94.45%
Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd. ("AMSA")	South Africa	69.22%
JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
PJSC ArcelorMittal Kryvyi Rih ("AM Kryvyi Rih")	Ukraine	95.13%
Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P.("AMMC")	Canada	85.00%
ArcelorMittal Liberia Ltd	Liberia	85.00%
JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
PJSC ArcelorMittal Kryvyi Rih	Ukraine	95.13%

1.	On July 1, 2019, ArcelorMittal Atlantique et Lorraine S.A.S. was merged into ArcelorMittal France S.A.S.

2.2.2 Translation of financial statements denominated in foreign currency
The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the principal operating subsidiaries is the local currency, except for ArcelorMittal México, AMMC and ArcelorMittal International Luxembourg, whose functional currency is the U.S. dollar and ArcelorMittal Poland, whose functional currency is the euro.

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
Since July 1, 2018, Argentina has been considered a highly inflationary country and therefore the financial statements of the Company's long production facilities Acindar Industria Argentina de Aceros S.A. ("Acindar") in Argentina, using a historical cost approach, are adjusted prospectively to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollars at the year end exchange rate. The Company used an estimated general price index (Consumer Price Index "IPC") changed by 54.7% and 47.9% for the year ended December 31, 2019 and 2018, respectively, for this purpose. As a result of the inflation-related adjustments on non-monetary items, a gain of 64 and 45 was recognized in net financing costs for the year ended December 31, 2019 and 2018, respectively.
Since 2010 Venezuela has been considered a hyperinflationary economy and therefore the financial statements of Unicon are adjusted to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollars. The Company used estimated general price indices changed by 12,922%, 213,605% and 2,056% for the years ended December 31, 2019, 2018 and 2017, respectively, for this purpose.
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
2.2.4 Acquisitions
Ilva (renamed ArcelorMittal Italia)
On November 1, 2018, ArcelorMittal completed the acquisition of Ilva S.p.A. and certain of its subsidiaries ("Ilva") following the signing on June 28, 2017 of a lease agreement with a conditional obligation to purchase between the commissioners appointed in the ongoing extraordinary administration proceedings to which the former Ilva business is subject and AM InvestCo Italy S.p.A. ("AM InvestCo"), a consortium formed by ArcelorMittal and Intesa San Paolo S.p.A. ("ISP") with respective interests of 94.45% and 5.55%. The completion of the acquisition followed ArcelorMittal's notification to the European Commission ("EC") of AM InvestCo's proposed acquisition of Ilva on September 21, 2017 and the submission of commitments on October 19, 2017. The EC initiated a Phase II review of AM InvestCo’s proposed acquisition of Ilva on November 8, 2017 and approved the transaction on May 7, 2018 subject to the fulfillment of divestment commitments (see note

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2.3.1) and the exit of Marcegaglia from AM InvestCo (Marcegaglia initially held a 15% interest in AM InvestCo) completed on November 9, 2018 (see note 11.5.2).
Ilva (now ArcelorMittal Italia) is Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. ArcelorMittal Italia also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. As a result of the lease agreement, the assets and liabilities subject to the transaction are leased by subsidiaries of AM InvestCo, including ArcelorMittal Italia S.p.A., which combines the sites of Taranto, Novi Ligure and Genova. The nominal purchase price amounted to €1.8 billion (2.1 billion) subject to certain adjustments including working capital adjustment, with annual leasing costs of €180 million (206) to be paid in quarterly installments resulting in a present value of 1,540 at acquisition date. The total consideration included a 54 liability corresponding to environmental capital expenditures already completed by the former Ilva business and which was refunded by ArcelorMittal to the latter. In September 2018, the former Ilva business' trade unions ratified a labor agreement following which ArcelorMittal committed to initially hire 10,700 workers based on their existing contractual terms of employment. In addition, between 2023 and 2025, the Company committed to hire any workers who remain under the former Ilva business’ extraordinary administration. The business units are initially leased with rental payments qualifying as down payments against the purchase price and are part of the Europe reportable segment. The lease period is for a minimum of four years followed by a conditional purchase obligation, subject to certain conditions precedent (see note 9.3). The Company accounted for this transaction as a business combination as it obtained control of the business subject to the lease.
ISP's interest is subject to put and call option arrangements exercisable by ISP and ArcelorMittal between November 1, 2020 and November 1, 2025 and between November 1, 2021 and November 1, 2025, respectively. The Company determined that it has a present ownership interest in the shares subject to the put option. Accordingly, it recognized at acquisition date a 122 financial liability measured at the present value of the redemption amount.
Following the closing of the transaction, the acquisition-date fair value of the identifiable assets and liabilities of ArcelorMittal Italia was determined on a provisional basis as of December 31, 2018, in particular with respect to property, plant and equipment, environmental provisions, indemnification asset, tax implications and working capital balances at closing date. ArcelorMittal finalized the acquisition-date fair values during the fourth quarter of 2019. ArcelorMittal recognized provisions of 397 in connection with environmental remediation obligations. As the latter will be funded with funds seized by the Italian Government from the former shareholder, the Company recognized an indemnification asset for the same amount, of which 359 was classified as non-current assets. Current assets include trade receivables of 437 with gross contract amounts receivable of 501 and contractual cash flows not expected to be collected of 64. Intangible assets include 201 relating to CO2 emission rights held by the former Ilva business at acquisition date (the Company also recognized liabilities of 158 relating to estimated emissions for 2018) and favorable land lease contracts for 61. ArcelorMittal recognized a 209 bargain purchase gain in cost of sales in 2018 mainly as a result of the preliminary €0.4 billion (0.5 billion) working capital reduction while the total fair value of net assets acquired remained substantially driven by the economic obsolescence applied to property, plant and equipment. Following the finalization of the acquisition-date fair values, the bargain purchase gain decreased by 28 mainly as a result of the finalization of the environmental provisions (118 decrease of both environmental provision and indemnification asset), tax implications (74) and working capital balances. Property, plant and equipment increased by 92.
Revenue and net loss of ArcelorMittal Italia for the year ended December 31, 2018 since acquisition date were 398 and (49), respectively. The Company recognized acquisition-related costs of 25 in selling, general and administrative expenses for the year ended December 31, 2018. The agreement includes industrial capital expenditure commitments of approximately €1.3 billion (1.4 billion) over a seven-year period focused on blast furnaces, steel shops and finishing lines and environmental capital expenditure commitments of approximately €0.8 billion (0.9 billion).

Votorantim (renamed AMSF)

On April 1, 2018, ArcelorMittal completed the acquisition of Votorantim Siderurgia (subsequently renamed ArcelorMittal Sul Fluminense "AMSF"), Votorantim S.A.'s long steel business in Brazil pursuant to which Votorantim Siderurgia became a wholly-owned subsidiary of ArcelorMittal Brasil. The combination of ArcelorMittal Brasil's long steel business and AMSF aims to create cost, logistical and operational synergies. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Juiz de Fora and Piracicaba, and AMSF’s production sites at Barra Mansa, Resende and its 50% interest in the joint venture Sitrel in Três Lagoas. On February 7, 2018, the Brazilian antitrust authority CADE approved the transaction, conditioned to the fulfillment of divestment commitments by ArcelorMittal Brasil which were completed in May 2018 (see note 2.3).

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The acquisition was completed through the issuance of preferred shares to Votorantim S.A. representing a 2.99% interest in ArcelorMittal Brasil. Pursuant to the shareholders' agreement, such preferred shares are subject to put and call option arrangements exercisable by Votorantim S.A. and ArcelorMittal Brasil between July 1, 2019 and December 31, 2022 and between January 1, 2023 and December 31, 2024, respectively. The Company determined that it has a present ownership interest in the preferred shares subject to the put option. Accordingly, it recognized at acquisition date a 328 financial liability at amortized cost and measured at the present value of the redemption amount. The Company completed its acquisition-date fair value of the identifiable assets and liabilities of AMSF in the first half of 2019 and recognized an increase of 8 in goodwill and other liabilities following a revised measurement of contingent liabilities. Other non-current assets include an 83 indemnification asset towards Votorantim S.A. relating to contingent liabilities of 93 and an 82 investment in Sitrel. Other liabilities include unfavorable contracts for 293 and borrowings of 211. Current assets include cash and receivables for 13 and 141, respectively (including trade receivable of 92 with gross contractual amounts of 108 and contractual cash flows not expected to be collected of 16). Revenue and net loss of AMSF for the year ended December 31, 2018 since acquisition date were 285 and (108), respectively. The Company recognized acquisition-related costs of 8 in selling, general and administrative expenses in 2018.
Revenue and net income attributable to the equity holders of the parent of the Company for the year ended December 31, 2018 were 79,192 and 4,801 respectively, as though the acquisition date for ArcelorMittal Italia and AMSF had been as of January 1, 2018.
Other
On June 4, 2019, the Company completed the acquisition of Münker Metallprofile GmbH ("Münker") for total consideration of €48 million (54) of which €44 million (46 net of cash acquired of 3) was paid at closing and €4 million (5) payable contingent upon certain criteria. The acquisition of Münker will strengthen ArcelorMittal Downstream Solutions' construction business within the Europe segment. The Company completed its acquisition-date fair value of the identifiable assets and liabilities of Münker in the second half of 2019. It recognized 6 of goodwill and 34, 11 and 22 of property, plant and equipment, intangible assets and current assets, respectively, following the final measurement. Revenue and net income since acquisition date were 45 and 2, respectively.
Revenue and net loss attributable to the equity holders of the parent of the Company, for year ended December 31, 2019 were 70,646 and 2,454, respectively, as though the acquisition date of Münker had been as of January 1, 2019.
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
The Company concluded that the acquisitions of Electro-Re S.A. and Crédit Agricole Reinsurance S.A. were not business combinations mainly as the transactions did not include the acquisition of any strategic management processes, operational processes and resource management processes.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The table below summarizes the final acquisition-date fair value of the assets acquired and liabilities assumed in respect of Münker, AMSF and the former Ilva business in 2019:

	Münker	AMSF	Ilva
Current assets	22	262	1,156
Property, plant and equipment	34	600	1,118
Intangible assets	11	19	267
Other non-current assets	—	252	369
Total assets acquired	67	1,133	2,910
Deferred tax liabilities	(8)	(45)	(74)
Other liabilities	(14)	(792)	(1,113)
Total liabilities acquired	(22)	(837)	(1,187)
Net assets acquired	45	296	1,723
Non-controlling interests	—	—	—
Consideration paid, net	46	—	52
Consideration payable	5	328	1,490
Goodwill/(bargain purchase gain)	6	32	(181)

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
2.3.1 Divestments
Divestments in 2019
ArcelorMittal Italia remedies

On May 7, 2018, the EC approved the acquisition of Ilva (renamed "ArcelorMittal Italia"). As part of the approval, ArcelorMittal agreed to divest certain of its European assets (“ArcelorMittal Italia remedies”) which were part of the Europe reportable segment. The ArcelorMittal Italia remedies included the following three divestment packages.
The Dudelange and Liège divestment package was composed of ArcelorMittal Dudelange and certain finishing facilities of ArcelorMittal Liège in Belgium including the hot dipped galvanizing lines 4 and 5 in Flémalle, hot-rolled pickling, cold rolling and tin packaging lines in Tilleur.
The Galati divestment package was mainly composed of the integrated steel making site of ArcelorMittal Galati S.A., ArcelorMittal Tubular Products Galati SRL, both in Romania, ArcelorMittal Skopje AD in North Macedonia and ArcelorMittal Piombino S.p.A. in Italy, the Company’s only galvanizing steel plant in Italy.
The Ostrava divestment package was mainly composed of the integrated steel making site of ArcelorMittal Ostrava a.s. and its subsidiary, ArcelorMittal Tubular Products Ostrava a.s.
On June 30, 2019, ArcelorMittal completed the sale of the ArcelorMittal Italia remedies to Liberty House Group ("Liberty"). The total consideration which consisted of amounts payable upon closing and deferred consideration in part contingent upon certain criteria, net of €110 million (125) deposited in escrow was €740 million (842) subject to customary

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

closing adjustments. Of this total amount, €610 million (694) was received on June 28, 2019. The escrow which was subsequently drawn was to be used by Liberty for certain capital expenditure projects to satisfy commitments given in the EC approval process.
During 2019, prior to the completion of the disposal, the Company recorded an impairment charge in cost of sales of 497 to adjust the carrying amount of the disposal group to the sale proceeds of 692 including a cash consideration of 518 (694, net of cash disposed of 34, the escrow deposit of 125 and proceeds of 17 paid to a joint venture of the Company) and 174 of deferred consideration (of which 161 outstanding as of December 31, 2019 following subsequent receipt of a portion of the consideration receivable) recognized at present value and fair value of contingent consideration. The Company also assigned receivables of 404 mainly comprised of cash pooling balances to Liberty. The fair value measurement of ArcelorMittal Italia remedies was determined using the contract price, a Level 3 unobservable input, which was revised in the first half of 2019.
Global Chartering
On December 31, 2019, ArcelorMittal completed the sale of a 50% controlling interest in Global Chartering Ltd. ("Global Chartering") to DryLog Ltd. ("DryLog") for total deferred consideration of 6. The resulting net gain on disposal was 29 including the reclassification from other comprehensive income to the consolidated statements of operations of 33 foreign exchange translation gains. In connection with the disposal, the Company derecognized right-of-use assets and lease liabilities of 390 and 400, respectively (see note 7).
Global Chartering is a Mauritius-based shipping company that handles shipping for a portion of the Company's raw materials through the chartering of vessels on a short- to long-term basis. Global Chartering's fleet includes owned and leased Capesize, Panamax and Supramax vessels on a medium- to long-term charter. Simultaneously, ArcelorMittal entered into a joint venture agreement with DryLog to operate jointly the Global Chartering fleet and certain other vessels chartered from DryLog. Accordingly, the Company's remaining 50% interest in Global Chartering is accounted for under the equity method. The fair value measurement was determined using the selling price, a Level 3 unobservable input. At inception of the joint venture, certain of Global Chartering's lease terms were unfavorable compared to market rates and therefore the Company agreed to indemnify the joint venture for operating losses that could potentially arise within an agreed time frame if market rates do not improve and recognized accordingly in cost of sales a 126 provision (see note 9.1) representing the net present value of the maximum amount agreed.

Divestments in 2018

On February 28, 2018, ArcelorMittal completed the sale of Go Steel Frýdek Místek ("Frýdek Místek"), for consideration of 49 (net of cash disposed of 1) of which 10 remained outstanding at December 31, 2018. Frýdek Místek was part of the Europe segment. The fair value measurement was determined using the contract price, a Level 3 unobservable input.
On February 7, 2018, the Brazilian Antitrust Authority (CADE) approved the acquisition of Votorantim subject to divestment commitments (see note 2.2.4). Accordingly, in May 2018, ArcelorMittal Brasil disposed of its two production sites Cariacica and Itaúna as well as some wire drawing equipment in Brazil (the “Votorantim remedies”), which were part of the Brazil reportable segment. Prior to the disposal, the Company recorded an impairment charge in cost of sales of 86 to adjust the carrying amount of the disposal group to the sale proceeds of 84 (net of cash disposed of 1) of which 58 remained outstanding as of December 31, 2018. The fair value measurement of these Votorantim remedies was determined using the contract price, a Level 3 unobservable input.

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
The table below summarizes the significant divestments:

	2019		2018		2017
	ArcelorMittal Italia remedies	Global Chartering Limited	Frýdek Místek	Votorantim remedies	AMTBA	Downstream Solutions Europe	Georgetown
Cash and cash equivalents	—	—	—	—	13	—	—
Other current assets	1,386	14	48	40	46	38	—
Property, plant and equipment	178	517	35	48	55	2	4
Other assets	11	21	—	—	10	17	—
Total assets	1,575	552	83	88	124	57	4
Current liabilities	1,046	229	31	4	52	18	1
Other long-term liabilities	241	311	4	—	7	12	2
Total liabilities	1,287	540	35	4	59	30	3
Total net assets	288	12	48	84	65	27	1
Assigned receivables	404	—	—	—	—	—	—
% of net assets sold	100%	50%	100%	100%	100%	100%	100%
Total net assets disposed of	692	6	48	84	65	27	1
Cash consideration received, net of escrow deposit and cash disposed	518	(4)	39	26	65	6	19
Consideration receivable	174	6	10	58
Reclassification of foreign exchange reserves	72	33	15	—	—	21	—
Gain on disposal	72	29	16	—	—	—	18

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2.3.2 Assets held for sale
The assets and liabilities of the Steelton facility in the United States ceased to be classified as held for sale at December 31, 2019 as the Company is no longer committed to a sale of the assets.

The table below provides the details for the entities classified as held for sale at December 31, 2018. The ArcelorMittal Italia remedies were disposed during 2019 as disclosed in note 2.3.1.

	December 31, 2018
	ArcelorMittal Italia remedies	Steelton	Total
Current Assets:
Cash and cash equivalents	10	—	10
Trade accounts receivable, prepaid expenses and other current assets	291	28	319
Inventories	1,011	23	1,034
Total Current Assets	1,312	51	1,363
Non-current Assets:
Property, plant and equipment	638	78	716
Other assets	32	—	32
Total Non-current Assets	670	78	748
Total Assets	1,982	129	2,111

Current Liabilities:
Trade accounts payables, accrued expenses and other liabilities	542	21	563
Total Current Liabilities	542	21	563
Non-current Liabilities:
Long-term debt	77	—	77
Other long-term liabilities	164	17	181
Total Non-current Liabilities	241	17	258
Total Liabilities	783	38	821

2.4 Investments in associates and joint arrangements
The carrying amounts of the Company’s investments accounted for under the equity method were as follows:

	December 31,
Category	2019	2018
Joint ventures	2,586	1,011
Associates	2,859	2,871
Individually immaterial joint ventures and associates[1]	1,084	1,024
Total	6,529	4,906

1.
Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2019 and 2018, and none of them have a carrying value exceeding 100 at December 31, 2019 and 2018.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2.4.1 Joint ventures
The following tables summarize the latest available financial information and reconcile it to the carrying value of each of the Company’s material joint ventures, as well as the income statement of the Company’s material joint ventures:

	December 31, 2019
Joint Ventures	AMNS India	Calvert	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation [1]	India	United States	China	Poland	Turkey
Principal Activity	Integrated flat steel producer [5,6]	Automotive steel finishing	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]
Ownership and voting rights at December 31, 2019	60.00%	50.00%	50.00%	50.00%	50.00%
Current assets	2,318	1,604	313	171	508	4,914
of which cash and cash equivalents	444	62	81	75	106	768
Non-current assets	6,295	1,282	637	580	267	9,061
Current liabilities	5,922	984	485	183	378	7,952
of which trade and other payables and provisions	670	144	226	139	274	1,453
Non-current liabilities	189	764	147	244	49	1,393
of which trade and other payables and provisions	46	—	—	26	49	121
Net assets	2,502	1,138	318	324	348	4,630
Company's share of net assets	1,501	569	159	162	174	2,565
Adjustments for differences in accounting policies and other	48	6	—	—	(33)	21
Carrying amount in the statements of financial position	1,549	575	159	162	141	2,586
Revenue	—	3,504	772	499	1,141	5,916
Depreciation and amortization	—	(63)	(31)	(37)	(24)	(155)
Interest income	2	2	1	—	1	6
Interest expense	(10)	(48)	(23)	(7)	(19)	(107)
Income tax benefit (expense)	(83)	—	(22)	(7)	(10)	(122)
Profit (loss) from continuing operations	(116)	156	10	28	19	97
Total comprehensive income (loss)	(116)	156	10	28	19	97
Cash dividends received by the Company	—	57	—	9	12	78

1.	The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.

2.	Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2019; voting interest was 48.01% at December 31, 2019.

3.	The non-current liabilities include 42 deferred tax liability.

4.	Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.

5.	Adjustments in AMNS India correspond to transaction costs incurred to set up the joint venture.

6.	Includes AMNS Luxembourg, AMNS India and intermediate holding entities.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2018
Joint Ventures	Calvert	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation[1]	United States	China	Poland	Turkey
Principal Activity	Automotive steel finishing	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]
Ownership and voting rights at December 31, 2018	50.00%	50.00%	50.00%	50.00%
Current assets	1,490	329	205	519	2,543
of which cash and cash equivalents	76	85	90	67	318
Non-current assets	1,282	688	540	282	2,792
Current liabilities	824	491	208	398	1,921
of which trade and other payables and provisions	173	180	176	263	792
Non-current liabilities	853	217	226	49	1,345
of which trade and other payables and provisions	—	—	22	—	22
Net assets	1,095	309	311	354	2,069
Company's share of net assets	548	156	156	177	1,037
Adjustments for differences in accounting policies and other	6	—	—	(32)	(26)
Carrying amount in the statements of financial position	554	156	156	145	1,011
Revenue	3,295	625	467	1,328	5,715
Depreciation and amortization	(62)	(32)	(31)	(22)	(147)
Interest income	1	1	—	2	4
Interest expense	(40)	(26)	(4)	(20)	(90)
Income tax benefit (expense)	—	(1)	(8)	(18)	(27)
Profit (loss) from continuing operations	312	5	30	6	353
Other comprehensive income (loss)	—	—	3	1	4
Total comprehensive income (loss)	312	5	33	7	357
Cash dividends received by the Company	48	—	4	34	86
1. The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.

2.	Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2018; voting interest was 48.01% at December 31, 2018.

3.	The non-current liabilities include 43 deferred tax liability.

4.	Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2017
Joint Ventures	Calvert	Macsteel	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation[1]	United States	Netherlands	China	Poland	Turkey
Principal Activity	Automotive steel finishing	Steel trading and shipping	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3]
Ownership and voting rights at December 31, 2017	50.00%	50.00%	49.00%	50.00%	45.33%	Ownership and voting rights % at **
Current assets	1,135	739	283	158	519	2,834
of which cash and cash equivalents	13	95	71	57	7	243
Non-current assets	1,303	389	754	476	296	3,218
Current liabilities	612	404	449	132	357	1,954
of which trade and other payables and provisions	118	235	190	118	244	905
Non-current liabilities	947	43	277	189	46	1,502
of which trade and other payables and provisions	—	3	—	20	—	23
Net assets	879	681	311	313	412	2,596
Company's share of net assets	440	341	152	156	187	1,276
Adjustments for differences in accounting policies and other	6	(3)	—	—	(30)	(27)
Carrying amount in the statements of financial position	446	338	152	156	157	1,249
Revenue	2,870	2,775	489	330	1,234	7,698
Depreciation and amortization	(62)	(1)	(30)	(27)	(22)	(142)
Interest income	—	14	1	—	1	16
Interest expense	(35)	(10)	(28)	4	(12)	(81)
Income tax benefit (expense)	—	(5)	—	(7)	(20)	(32)
Profit (loss) from continuing operations	270	31	5	42	65	413
Other comprehensive income (loss)	—	2	—	(1)	(1)	—
Total comprehensive income (loss)	270	33	5	41	64	413
Cash dividends received by the Company	20	—	—	4	30	54

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

ESIL (renamed AMNS India)
On December 11, 2019, following the unconditional approval received by the Indian Supreme Court of ArcelorMittal's acquisition plan ("the Resolution Plan") for Essar Steel India Limited ("ESIL") subsequently renamed AMNS India Limited ("AMNS India") on November 15, 2019, ArcelorMittal and Nippon Steel Corporation ("NSC"), Japan’s largest steel producer and the third largest steel producer in the world, created a joint venture to own and operate AMNS India with ArcelorMittal holding a 60% interest and NSC holding 40% in accordance with the second amended joint venture formation agreement signed as of December 8, 2019. ArcelorMittal and NSC contributed their respective initial equity funding of 1,362 and 891 into AMNS Luxembourg Holding S.A. ("AMNS Luxembourg"), the parent company of the joint venture. ArcelorMittal's 60% interest is accounted for under the equity method. ArcelorMittal also transferred 360 cash proceeds (of which 293 recognized in 2019 and the remainder in 2018), including through a 193 equity contribution, into the joint venture following hedging programs entered into to hedge the volatility between the Indian Rupee and the U.S. dollar in relation to the acquisition of AMNS India. The total cash proceeds included 353 designated as cash flow hedge gains and the Company reflected in retained earnings NSC's 40% entitlement in the amount of 141 in accordance with the final joint venture formation agreement.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

On December 16, 2019, AMNS Luxembourg completed the acquisition of AMNS India. ArcelorMittal and NSC financed the joint venture for the acquisition of AMNS India through a combination of partnership equity of 2,253 and debt of 3,679 including 2,204 drawn by the joint venture under the 7 billion term facility agreement (see note 6.1.2) and 1,475 shareholder loan from NSC. The joint venture accounted for the acquisition of AMNS India as a business combination. Following the recent closing of the transaction, the acquisition-date fair value of identifiable assets and liabilities of AMNS India has been determined on a provisional basis, in particular with respect to intangible assets, property, plant and equipment, working capital balances, provisions and income taxes at closing date. The joint venture expects to complete its purchase price accounting during 2020.
AMNS India is an integrated flat steel producer, and the largest steel company in western India. AMNS India’s main steel manufacturing facility is located at Hazira, Gujarat in western India. It also has:

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

The Resolution Plan which was approved for the acquisition of AMNS India included an upfront payment of 6.0 billion towards AMNS India’s debt resolution, with a further 1.1 billion of capital injection into AMNS India to support operational improvements, increase production levels and deliver enhanced levels of profitability. The Company provided a 0.6 billion performance guarantee in connection with the execution of the Resolution Plan, which terminated on December 31, 2019. In addition, the Resolution Plan includes a capital expenditure plan of 2.6 billion to be implemented in two stages over six years.
In the context of the creation of the AMNS India joint venture, the Company transferred the Uttam Galva Steels Ltd. payments (see note 4.6) to the joint venture. ArcelorMittal and NSC financed such payments through a combination of equity contributions into the joint venture of 173 and 115, respectively, and debt of 597 including 367 drawn by the joint venture under the 7 billion term facility agreement and a 230 shareholder loan from NSC. The joint venture used such proceeds to repay the loan granted by ArcelorMittal for an amount of 680 on December 31, 2019.
On February 13, 2020 and pursuant to the follow-on funding requirement in accordance with the second amended joint venture formation agreement, AMNS Luxembourg completed an additional equity injection into AMNS India of 840 mainly through an additional 475 drawn under the 7 billion term facility agreement and a 325 shareholder loan from NSC.

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
Calvert
AM/NS Calvert ("Calvert"), a joint venture between the Company and NSC, is a steel processing plant in Calvert, Alabama, United States. Calvert had a 6-year agreement to purchase 2 million tonnes of slabs annually from ThyssenKrupp Steel USA ("TK CSA"), an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA had an option to extend the agreement for an additional 3 years on terms that are more favorable to the joint venture,

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

as compared with the initial 6-year period. In December 2017 and in connection with the acquisition of TK CSA by Ternium S.A., the agreement was amended to (i) extend the term of the agreement to December 31, 2020, (ii) make a corresponding reduction in the annual slab purchase obligation so that the aggregate slab purchase obligation over the full term of the agreement remained the same and (iii) eliminate TK CSA’s extension option. The remaining slabs for Calvert's operations are sourced from ArcelorMittal plants in the United States, Brazil and Mexico. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center and appliance/ HVAC industries.
Tameh
Tameh is a joint venture between ArcelorMittal and Tauron Group including four energy production facilities located in Poland and the Czech Republic. Tameh’s objective is to ensure energy supply to the Company’s steel plants in Poland and external customers in the Czech Republic as well as the utilization of steel plant gases for energy production processes.
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
2.4.2 Associates
The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates, as well as the income statement of the Company’s material associates:

	December 31, 2019
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland	Total
Financial statements reporting date	June 30, 2019	September 30, 2019	September 30, 2019	December 31, 2019
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2019	37.02%	33.43%	35.00%	25.70%
Current assets	2,920	1,385	2,062	479	6,846
Non-current assets	1,797	2,794	1,628	2,403	8,622
Current liabilities	1,837	402	1,038	663	3,940
Non-current liabilities	150	979	795	891	2,815
Non-controlling interests	44	122	218	—	384
Net assets attributable to equity holders of the parent	2,686	2,676	1,639	1,328	8,329
Company's share of net assets	994	895	574	341	2,804
Adjustments for differences in accounting policies and other	—	43	(49)	7	1
Other adjustments[2]	5	27	22	—	54
Carrying amount in the statements of financial position	999	965	547	348	2,859
Revenue	3,102	1,795	3,724	454	9,075
Profit (loss) from continuing operations	249	(116)	82	(72)	143
Other comprehensive income (loss)	—	8	(7)	—	1
Total comprehensive income (loss)	249	(108)	75	(72)	144
Cash dividends received by the Company	57	—	13	—	70

1.	The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

2.
Other adjustments correspond to the difference between the carrying amount at December 31, 2019 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose as of the reporting dates described in the table above.

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2018
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland	Total
Financial statements reporting date	June 30, 2018	September 30, 2018	September 30, 2018	December 31, 2018
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2018	37.02%	33.43%	35.00%	28.76%
Current assets	2,516	1,528	2,183	390	6,617
Non-current assets	1,443	3,062	1,526	1,949	7,980
Current liabilities	1,426	480	1,134	399	3,439
Non-current liabilities	35	1,005	677	694	2,411
Non-controlling interests	45	136	219	—	400
Net assets attributable to equity holders of the parent	2,453	2,969	1,679	1,246	8,347
Company's share of net assets	908	992	588	358	2,846
Adjustments for differences in accounting policies and other	—	27	(52)	22	(3)
Other adjustments[2]	44	(4)	(12)	—	28
Carrying amount in the statements of financial position	952	1,015	524	380	2,871
Revenue	3,370	1,959	3,544	320	9,193
Profit (loss) from continuing operations	474	20	60	(98)	456
Other comprehensive income (loss)	—	5	(37)	—	(32)
Total comprehensive income (loss)	474	25	23	(98)	424
Cash dividends received by the Company	92	5	16	—	113

1.	The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2017
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland	Total
Financial statements reporting date	June 30, 2017	September 30, 2017	September 30, 2017	December 31, 2017
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2017	39.02%	33.43%	35.00%	31.07%
Current assets	1,737	1,699	1,967	355	5,758
Non-current assets	1,336	3,096	1,372	1,698	7,502
Current liabilities	1,261	555	889	302	3,007
Non-current liabilities	119	1,121	446	531	2,217
Non-controlling interests	23	136	220	—	379
Net assets attributable to equity holders of the parent	1,670	2,983	1,784	1,220	7,657
Company's share of net assets	652	997	624	379	2,652
Adjustments for differences in accounting policies and other	—	32	(54)	23	1
Other adjustments[2]	183	22	(4)	—	201
Carrying amount in the statements of financial position	835	1,051	566	402	2,854
Revenue	2,944	1,773	2,862	341	7,920
Profit (loss) from continuing operations	275	(4)	122	(20)	373
Other comprehensive income (loss)	(1)	(5)	(9)	—	(15)
Total comprehensive income (loss)	274	(9)	113	(20)	358
Cash dividends received by the Company	49	—	18	—	67

1.	The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

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
Baffinland
Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut (Canada). During 2017, ArcelorMittal's shareholding in Baffinland decreased from 44.54% to 31.07% following capital calls exclusively fulfilled by Nunavut Iron Ore (''NIO''), the other shareholder, and the conversion of preferred shares held by NIO into equity. As a result, ArcelorMittal recognized a loss on dilution of 22, including the recycling of accumulated foreign exchange translation losses of 52, in income (loss) from investments in associates, joint ventures and other investments. During 2018 and 2019 the Company's shareholding in Baffinland decreased further from 31.07% to 28.76% and 25.70%, respectively, following capital calls exclusively fulfilled by NIO. The Company recognized additional losses in 2018 and 2019 on dilution of 3 and 4 including the recycling of accumulated foreign exchange translation losses of 9 and 12, respectively, in income (loss) from investments in associates, joint ventures and other investments.

2.4.3 Other associates and joint ventures that are not individually material
The Company has interests in a number of other joint ventures and associates, none of which are regarded as individually material. The following table summarizes the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2019			December 31, 2018
	Associates	Joint Ventures	Total	Associates	Joint Ventures	Total
Carrying amount of interests in associates and joint ventures	304	780	1,084	310	714	1,024
Share of:
Income from continuing operations	26	87	113	8	80	88
Other comprehensive income (loss)	1	2	3	(5)	2	(3)
Total comprehensive income	27	89	116	3	82	85

During 2019, the Company converted 31 of shareholders loans into equity and made an additional cash injection of 30 to its joint venture ArcelorMittal Tubular Products Jubail (“Al Jubail”) to maintain 40.80% interest in the joint venture in line with shareholding restructuring, which resulted in an increase of carrying amount of the investment from nil as of December 31, 2018 to 26 as of December 31, 2019 including the Company's share of accumulated net losses, which were recognized against shareholder loans as of December 31, 2018 (as carrying amount of investment was nil). The Company had outstanding shareholder loans given to Al Jubail for 109 and 131 as of December 31, 2019 and 2018, respectively.
2.4.4 Impairment of associates and joint ventures
For the years ended December 31, 2019 and 2018, the Company identified an impairment indicator with respect to its investment and shareholder loans in Al Jubail. Accordingly, it performed a value in use calculation and concluded the carrying amount of the investment and shareholder loans was recoverable. For the remaining investments, the Company concluded there were no impairment triggers.
The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates, nor are there any contingent liabilities incurred jointly with other investors. See note 9.4 for disclosure of commitments related to associates and joint ventures.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2.4.5 Investments in joint operations
The Company had investments in the following joint operations as of December 31, 2019 and 2018:
Peña Colorada
Peña Colorada is an iron ore mine located in Mexico in which ArcelorMittal holds a 50.00% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility.
Hibbing Taconite Mines
The Hibbing Taconite Mines in which the Company holds a 62.31% interest are iron ore mines located in the USA and operations consist of open pit mining, crushing, concentrating and pelletizing. The Company assumed the managing partner role of Hibbing Taconite company in August 2019 following the resignation of Cleveland-Cliffs without changes in the ownership group.
I/N Tek
I/N Tek in which the Company holds a 60.00% interest operates a cold-rolling mill in the United States.
Double G Coatings
ArcelorMittal holds a 50.00% interest in Double G Coating, a hot dip galvanizing and Galvalume facility in the United States.
Hibbing Taconite Mines and Peña Colorada are part of the Mining segment; other joint operations are part of NAFTA.
2.5 Other investments
Other investments include those investments in equity instruments for which the Company does not have significant influence. The Company irrevocably elected to present the changes in fair value of such equity instruments, which are not held for trading, in other comprehensive income, because these investments are held as long-term strategic investments that are not expected to be sold in the short to medium term. Other investments include the following:

	December 31,
	2019	2018
Erdemir	642	577
Stalprodukt S.A.	57	101
Powercell Sweden	23	12
Gerdau	—	115
Others	50	50
Investments in equity instruments at FVOCI	772	855

The Company’s significant investments in equity instruments at FVOCI at December 31, 2019 and 2018 are the following:
Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)
Erdemir is the leading steel producer in Turkey and produces plates, hot and cold rolled, tin chromium and zinc coated flat steel and supplies basic inputs to automotive, white goods, pipes and tubes, rolling, manufacturing, electrics-electronics, mechanical engineering, energy, heating equipment, shipbuilding, defense and packaging industries. Unrealized gains recognized in other comprehensive income were 196 and 127 for the year ended December 31, 2019 and 2018, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Stalprodukt S.A.
Stalprodukt S.A. is a leading manufacturer and exporter of highly processed steel products based in Poland. Unrealized (losses) gains recognized in other comprehensive income were (32) and 11 for the year ended December 31, 2019 and 2018, respectively.
Powercell Sweden AB
Powercell Sweden AB is the leading developer and producer of fuel cell stacks and systems, powered by hydrogen, and produce electricity and heat with no emissions other than water. In 2019 the Company sold in aggregate 3.4 million shares of Powercell Sweden AB for total consideration of 36. The accumulated gain recognized in other comprehensive income of 19 was transferred to retained earnings. The remaining share of ownership after disposal is equal to 3.9%.
Gerdau
Gerdau is the largest producer of long steel in the Americas and is headquartered in Brazil. The accumulated gain recognized in other comprehensive income was 48 at December 31 2018. On July 16, 2019, the Company sold its 30 million shares, representing a 2.6% stake of preferred shares for 116 in line with Company's ongoing efforts to optimize and unlock value from its asset portfolio that no longer coincides with the Company's investment strategy. The accumulated gain recognized in other comprehensive income of 51 was transferred to retained earnings.
Unconsolidated structured entities
Global Chartering has lease arrangements for two vessels (Panamax Bulk Carriers) involving structured entities whose main purpose is to hold legal title of the two vessels and to lease them to Global Chartering. Such entities are wholly-owned and controlled by a financial institution and are funded through equity instruments by the financial institution. Lease arrangements began for one vessel in 2013 and for the second vessel in 2014. On December 31, 2019, following the sale of a 50% controlling interest in Global Chartering to DryLog (see note 2.3.1), the Company's remaining 50% interest in Global Chartering is accounted for under the equity method and therefore ArcelorMittal has no longer any involvement with the structured entities as of December 31, 2019.
2.6 Income (loss) from investments in associates, joint ventures and other investments
Income (loss) from investments in associates, joint ventures and other investments consisted of the following:

	Year Ended December 31,
	2019	2018	2017
Share in net earnings of equity-accounted companies	252	567	537
Impairment charges	—	(132)	(26)
Gain (loss) on disposal	(4)	126	(117)
Dividend income	99	91	54
Total	347	652	448

For the year ended December 31, 2019, the loss on disposal include loss on dilution of the Company's interest in Baffinland (see note 2.4.2).

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

For the year ended December 31, 2017, gain (loss) on disposal includes a gain of 133 (the cash settlement occured through three annual installments of 44) on the disposal of the Company's 21% shareholding in Empire Iron Mining Partnership ("EIMP"), a loss of 44 on dilution of the Company's share in China Oriental (see note 2.4), a loss of 22 on dilution of the Company's interest in Baffinland (see note 2.4), a loss of 187 as a result of the reclassification of the accumulated foreign exchange translation losses from other comprehensive income to the statements of operations following the completion of the sale of the Company's 50% shareholding in Kalagadi Manganese to Kgalagadi Alloys (Proprietary) Ltd on August 25, 2017. As per sales agreement signed on October 21, 2016, ArcelorMittal received a contingent consideration to be paid during the life of the mine, which is capped at 150 and contingent upon the financial performance of the mine and cash flow availability.
NOTE 3: SEGMENT REPORTING

3.1 Reportable segments
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. The Company's CODM is the CEO Office - comprising the Chairman and Chief Executive Officer, Mr. Lakshmi N. Mittal and the President and Chief Financial Officer of ArcelorMittal, Mr. Aditya Mittal.
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

•	ACIS produces a combination of flat, long and tubular products. Its facilities are located in Africa, Ukraine and the Commonwealth of Independent States; and

•
Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, United States, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following table summarizes certain financial data for ArcelorMittal’s operations by reportable segments.

	NAFTA		Brazil	Europe	ACIS	Mining	Others [1]	Elimination	Total
Year ended December 31, 2019
Sales to external customers	18,478		6,927	37,487	6,487	1,165	71	—	70,615
Intersegment sales [2]	77		1,186	234	350	3,672	353	(5,872)	—
Operating income (loss)	(1,259)		846	(1,107)	(25)	1,215	(295)	(2)	(627)
Depreciation and amortization	(570)		(274)	(1,256)	(364)	(448)	(155)	—	(3,067)
Impairment	(1,300)		—	(525)	(102)	—	—	—	(1,927)
Capital expenditures	727		328	1,353	513	480	171	—	3,572
Year ended December 31, 2018
Sales to external customers	20,145		7,041	40,247	7,506	1,009	85	—	76,033
Intersegment sales [2]	187		1,670	241	455	3,202	307	(6,062)	—
Operating income (loss)	1,889		1,356	1,632	1,094	860	(247)	(45)	6,539
Depreciation and amortization	(522)		(298)	(1,195)	(311)	(418)	(55)	—	(2,799)
Bargain purchase gain[3]	—	—	—	209	—	—	—	—	209
Impairment	—		(86)	(908)	—	—	—	—	(994)
Capital expenditures	669		244	1,336	534	485	37	—	3,305
Year ended December 31, 2017
Sales to external customers	17,893		6,571	35,825	7,323	985	82	—	68,679
Intersegment sales [2]	104		1,184	383	298	3,048	303	(5,320)	—
Operating income (loss)	1,185		697	2,359	508	991	(288)	(18)	5,434
Depreciation and amortization	(518)		(293)	(1,201)	(313)	(416)	(27)	—	(2,768)
Impairment	—		—	—	(206)	—	—	—	(206)
Capital expenditures	466		263	1,143	427	495	25	—	2,819
1. Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
2. Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.
3. See note 2.2.4.

The reconciliation from operating income to net income (including non-controlling interests) is as follows:

	Year ended December 31,
	2019	2018	2017
Operating (loss)/income	(627)	6,539	5,434
Income from investments in associates and joint ventures	347	652	448
Financing costs - net	(1,652)	(2,210)	(875)
(Loss) income before taxes	(1,932)	4,981	5,007
Income tax expense (benefit)	459	(349)	432
Net (loss) income (including non-controlling interests)	(2,391)	5,330	4,575
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Sales (by destination)

	Year ended December 31,
	2019	2018	2017
Americas
United States	15,238	16,271	14,367
Brazil	5,094	4,982	4,149
Canada	3,004	3,563	3,034
Mexico	1,941	1,970	2,251
Argentina	814	960	1,230
Others	1,195	1,322	1,005
Total Americas	27,286	29,068	26,036

Europe
Germany	5,694	6,757	5,933
Poland	3,957	4,518	3,746
France	4,114	4,431	4,051
Spain	3,855	4,265	3,751
Italy	4,317	3,333	2,711
Czech Republic	1,244	1,782	1,400
Turkey	1,499	1,683	1,937
United Kingdom	1,434	1,471	1,370
Belgium	1,617	1,309	1,129
Netherlands	1,142	1,209	1,117
Russia	876	1,144	1,204
Romania	720	708	621
Others	4,899	5,653	4,948
Total Europe	35,368	38,263	33,918

Asia & Africa
South Africa	2,260	2,742	2,560
Morocco	583	628	596
Egypt	309	206	310
Rest of Africa	1,278	1,257	1,033
China	676	608	622
Kazakhstan	470	496	392
South Korea	380	365	259
India	95	92	163
Rest of Asia	1,910	2,308	2,790
Total Asia & Africa	7,961	8,702	8,725

Total	70,615	76,033	68,679

Revenues from external customers attributed to the country of domicile (Luxembourg) were 151, 162 and 111 for the years ended December 31, 2019, 2018 and 2017, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Non-current assets1 per significant country:

	December 31,
	2019	2018
Americas
Canada	5,336	5,187
Brazil	4,254	4,259
United States	2,878	4,022
Mexico	1,408	1,163
Argentina	266	252
Venezuela	17	10
Others	16	19
Total Americas	14,175	14,912

Europe
France	4,293	4,363
Germany	2,665	2,607
Belgium[2]	2,695	2,526
Poland	2,508	2,356
Ukraine	2,674	2,219
Spain	1,920	1,971
Italy	1,488	1,365
Luxembourg	1,231	1,229
Bosnia and Herzegovina	188	205
Romania[2]	62	86
Czech Republic[2]	31	24
Others	165	235
Total Europe	19,920	19,186

Asia & Africa
Kazakhstan	1,519	1,309
South Africa	568	625
Liberia	157	148
Morocco	92	93
Others	128	107
Total Asia & Africa	2,464	2,282

Unallocated assets	22,733	22,394
Total	59,292	58,774

1.
Non-current assets do not include goodwill (as it is not allocated to the individual countries), deferred tax assets, investments in associates and joint ventures, other investments and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

2.	ArcelorMittal Ostrava, ArcelorMittal Galati and certain assets of ArcelorMittal Belgium were classified as held for sale at December 31, 2018 and sold in 2019 (see note 2.3.1 and 2.3.2).

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

	Year ended December 31,
	2019	2018	2017
Flat products	43,633	46,734	43,065
Long products	13,706	15,751	13,685
Tubular products	2,044	2,158	1,810
Mining products	1,165	1,009	985
Others	10,067	10,380	9,134
Total	70,615	76,033	68,679

3.4 Disaggregated revenue

Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers:

Year ended December 31, 2019	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	17,669	6,467	33,759	5,789	—	—	63,684
Non-steel sales [1]	122	66	1,130	239	1,117	—	2,674
By-product sales [2]	114	93	816	135	—	—	1,158
Other sales [3]	573	301	1,782	324	48	71	3,099
Total	18,478	6,927	37,487	6,487	1,165	71	70,615

Year ended December 31, 2018	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	19,372	6,582	36,603	6,748	—	—	69,305
Non-steel sales [1]	148	31	882	243	968	—	2,272
By-product sales [2]	124	115	947	182	—	—	1,368
Other sales [3]	501	313	1,815	333	41	85	3,088
Total	20,145	7,041	40,247	7,506	1,009	85	76,033

Year ended December 31, 2017	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	17,210	6,128	32,676	6,661	—	—	62,675
Non-steel sales [1]	121	77	817	188	947	—	2,150
By-product sales [2]	98	89	683	159	—	—	1,029
Other sales [3]	464	277	1,649	315	38	82	2,825
Total	17,893	6,571	35,825	7,323	985	82	68,679
1.Non-steel sales mainly relate to iron ore, coal, scrap and electricity;
2.By-product sales mainly relate to slag, waste and coke by-products;
3.Other sales are mainly comprised of shipping and other services.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

NOTE 4: OPERATING DATA
4.1 Revenue
The Company’s revenue is derived from the single performance obligation to transfer primarily steel and mining products under arrangements in which the transfer of control of the products and the fulfillment of the Company’s performance obligation occur at the same time. Revenue from the sale of goods is recognized when the Company has transferred control of the goods to the buyer and the buyer obtains the benefits from the goods, the potential cash flows and the amount of revenue (the transaction price) can be measured reliably, and it is probable that the Company will collect the consideration to which it is entitled to in exchange for the goods.
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

Warranties:

The warranties and claims arise when the product fails on the criteria mentioned above. Sales‑related warranties associated with the goods cannot be purchased separately and they serve as an assurance that the products sold comply with agreed‑upon specifications. Accordingly, the Company accounts for warranties in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" (see note 9).

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
The Company’s payment terms range from 30 to 90 days from date of delivery, depending on the market and product sold. The Company received 354 as advances from its customers which are classified as unsatisfied performance obligations and recognized as liabilities in line with IFRS 15. The Company expects 100% of the unsatisfied performance obligations as of December 31, 2019 to be recognized as revenue during 2020 as the Company’s contracts have an original expected duration of one year or less.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The tables below summarize the movements relating to the Company's trade receivable and other for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
Trade accounts receivable and other - opening balance	4,432	3,863	2,974
Performance obligations satisfied	70,615	76,033	68,679
Payments received	(71,559)	(75,387)	(68,059)
Impairment of receivables (net of write backs and utilization)	9	(8)	—
Reclassification of the period-end receivables to held for sale	—	(182)	—
Additions through business combinations	4	532	33
Foreign exchange and others	68	(419)	236
Trade accounts receivable and other - closing balance	3,569	4,432	3,863

4.2 Cost of sales
Cost of sales includes the following components:

	Year ended December 31,
	2019	2018	2017
Materials	47,809	46,842	42,813
Labor costs	9,094	9,206	8,842
Logistic expenses	4,951	4,974	4,161
Depreciation and amortization	3,067	2,799	2,768
Gain on bargain purchase[1]	—	(209)	—
Impairment	1,927	994	206
Other	2,039	2,419	2,086
Total	68,887	67,025	60,876

1. See note 2.2.4

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
ArcelorMittal’s policy is to record an allowance for expected lifetime credit losses and a charge in selling, general and administrative expense when a specific account is deemed uncollectible. The Company concluded that a trade receivable is in default when they are overdue by more than 180 days. Based on historical experience and analysis, the Company concluded that there is a risk of default as such receivables are generally not recoverable and therefore provided for, unless it can be clearly demonstrated that the receivable is still collectible. Trade receivables and the associated allowance are written off when ArcelorMittal has exhausted its recovery efforts and enforcement options.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Trade accounts receivable and allowance for lifetime expected credit losses

	December 31,
	2019	2018
Gross amount	3,698	4,605
Allowance for lifetime expected credit losses	(129)	(173)
Total	3,569	4,432

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

Exposure to credit risk by reportable segment
The maximum exposure to credit risk for trade accounts receivable by reportable segment is as follows:

	December 31,
	2019	2018
NAFTA	285	579
Brazil	702	864
Europe	1,983	2,348
ACIS	523	531
Mining	76	110
Total	3,569	4,432

Aging of trade accounts receivable

	December 31,			December 31,
	2019			2018
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	2,851	(11)	2,840	3,377	(3)	3,374
Overdue 1-30 days	452	(2)	450	691	(3)	688
Overdue 31-60 days	85	(1)	84	178	(1)	177
Overdue 61-90 days	43	—	43	97	(1)	96
Overdue 91-180 days	67	(4)	63	59	(4)	55
More than 180 days	200	(111)	89	203	(161)	42
Total	3,698	(129)	3,569	4,605	(173)	4,432

The movements in the allowance are calculated based on lifetime expected credit loss model for 2019 and 2018 following the adoption of IFRS 9 and incurred loss model for 2017. The allowances in respect of trade accounts receivable during the periods presented is as follows:

	Year ended December 31,
	2019	2018	2017
Allowance - opening balance	173	193	184
Additions	18	35	34
Write backs / utilization	(27)	(29)	(38)
Foreign exchange and others	(35)	(26)	13
Allowance - closing balance	129	173	193

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”)). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are derecognized from the consolidated statements of financial position at the moment of sale. The Company classifies trade receivables subject to TSR programs as financial assets that are held to collect or to sell and recognized them at FVOCI (see note 6). The fair value measurement is determined based on the invoice amount net of TSR expense payable, a Level 3 unobservable input. The TSR expense is insignificant due to the rate applicable and the short timeframe between the time of sale and the invoice due date. Any loss allowance for these trade receivables is recognized in OCI.
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
Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,760 and 1,168 as of December 31, 2019 and 2018, respectively, are comprised of the following:

	December 31,
	2019	2018
Finished products	5,821	7,464
Production in process	4,165	4,596
Raw materials	5,101	6,822
Manufacturing supplies, spare parts and other [1]	2,209	1,862
Total	17,296	20,744

1.	Including spare parts of 1.6 billion and 1.3 billion, and manufacturing and other of 0.6 billion and 0.6 billion as of December 31, 2019 and 2018, respectively.

Movements in the inventory reserve are as follows:

	Year ended December 31,
	2019	2018	2017
Inventory reserve - opening balance	1,168	1,239	1,097
Additions [1]	726	423	442
Deductions / Releases [2]	(212)	(382)	(404)
Foreign exchange and others	78	(112)	104
Inventory reserve - closing balance	1,760	1,168	1,239

1.
Additions in 2019 refer to write-downs of inventories excluding those utilized or written back during the same financial year. The additions in 2018 and 2017 refer to write-downs of inventories including those utilized or written back during the same financial year.

2.
Deductions/releases correspond to write-backs and utilizations related to the prior periods in 2019 and correspond to write-backs and utilizations related to the current and prior periods in 2018 and 2017.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

4.5 Prepaid expenses and other current assets

	December 31,
	2019	2018
VAT receivables	941	1,049
Prepaid expenses and non-trade receivables	696	416
Financial amounts receivable	350	304
Income tax receivable	102	106
Receivables from public authorities	137	125
Receivables from sale of financial and intangible assets	153	149
Derivative financial instruments	268	617
Other [1]	109	68
Total	2,756	2,834

1.	Other includes mainly advances to employees, accrued interest and other miscellaneous receivables.

Financial amounts receivable include a 127 short-term loan granted to Global Chartering (see note 12.3).

4.6 Other assets
Other assets consisted of the following:

	December 31,
	2019	2018
Derivative financial instruments	130	609
Financial amounts receivable	594	1,679
Long-term VAT receivables	285	322
Cash guarantees and deposits	164	185
Receivables from public authorities	51	172
Accrued interest	65	86
Receivables from sale of financial and intangible assets	131	61
Income tax receivable	25	18
Other [1]	203	228
Total	1,648	3,360

1.	Other mainly includes assets in pension funds and other amounts receivable.

Following the Indian Supreme Court ruling dated October 4, 2018, ArcelorMittal completed a series of payments to the financial creditors of Uttam Galva ("UG") and KSS Petron to clear overdue debts so that the Company's offer submitted for AMNS India remained eligible and could be considered by ESIL's Committee of Creditors. At December 31, 2018, financial amounts receivable included 844 and 193 related to such payments to UG and KSS Petron, respectively, measured at fair value recognized in profit or loss as of December 31, 2018 (a Level 3 fair value estimate). In 2019, ArcelorMittal made additional payments of 83. The fair value of the UG payments was determined on the basis of market multiples and a discounted cash flow model including market participant synergies. Unobservable inputs were used to measure fair value to the extent that relevant observable inputs were not available and include primarily the discount rate, growth rate, expected changes to average selling prices, shipments and direct costs. Assumptions for average selling prices and shipments were based on historical experience and expectations of future changes in the market.

On December 11, 2019, ArcelorMittal derecognized the UG payments as they were transferred to the AMNS India joint venture (see note 2.4.1).

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
4.8 Accrued expenses and other liabilities
Accrued expenses and other liabilities are comprised of the following as of:

	December 31,
	2019	2018
Accrued payroll and employee related expenses	1,560	1,613
Accrued interest and other payables	927	976
Payable from acquisition of intangible, tangible & financial assets	1,559	1,332
Other amounts due to public authorities	507	540
Derivative financial instruments [1]	308	190
Unearned revenue and accrued payables	49	58
Total	4,910	4,709

1.
Derivative financial instruments include 125 as of December 31, 2019 relating to the fair value of the put option granted to ISP in the framework of the acquisition of ArcelorMittal Italia. As of December 31, 2018 the option’s fair value of 124 was included in long-term liabilities (note 9.2).

NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS

5.1 Goodwill and intangible assets
The carrying amounts of goodwill and intangible assets are summarized as follows:

	December 31,
	2019	2018
Goodwill on acquisitions	5,104	4,986
Concessions, patents and licenses	197	293
Customer relationships and trade marks	95	90
Other[1]	36	359
Total	5,432	5,728

1. In 2018, other included 201 relating to CO2 emission rights, which were surrendered in 2019, and 77 related to favorable land lease contracts in ArcelorMittal Italia, which were reclassified as right-of-use assets upon adoption of IFRS 16 as of January 1, 2019 (see note 7)
Goodwill
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
Goodwill acquired in business combinations for each of the Company’s operating segments is as follows:

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2017	Divestments and assets held for sale [1]	Foreign exchange differences and other movements [2]	December 31, 2018
NAFTA	2,249	—	(51)	2,198
Brazil	1,640	(18)	(218)	1,404
Europe	582	(16)	(16)	550
ACIS	823	—	11	834
Total	5,294	(34)	(274)	4,986

1. See note 2.3.1 and 2.3.2
2. Other movements for Brazil include 24 related to the acquisition of AMSF (see note 2.2.4)

	December 31, 2018	Divestments and assets held for sale	Foreign exchange differences and other movements [1]	December 31, 2019
NAFTA	2,198	—	35	2,233
Brazil	1,404	—	(51)	1,353
Europe	550	—	(5)	545
ACIS	834	—	139	973
Total	4,986	—	118	5,104
1. Other movements for Europe include 6 relating to the acquisition of Münker and 8 for Brazil relating to the increase in goodwill following the completion of the acquisition-date fair value of AMSF (see note 2.2.4).

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

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, France, Germany, Luxembourg, Poland, Spain and Italy. ArcelorMittal's operations in Ontario, Canada are subject to the “Climate Change Mitigation and Low-carbon Economy Act, 2016”, a cap and trade program regulation effective from July 1, 2016, in South Africa, a CO2 tax system was introduced in 2019 and in Kazakhstan, the Emission Trading Scheme restarted operation on January 1, 2018. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded at nil value and purchased emission rights are recorded at cost.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2017	766	1,214	96	2,076
Acquisitions	22	—	39	61
Acquisitions through business combinations (note 2.2.4)	2	—	317	319
Disposals	—	—	(5)	(5)
Foreign exchange differences	(61)	(83)	(4)	(148)
Transfers to assets held for sale (note 2.3)	(32)	—	—	(32)
Transfers and other movements[1]	64	1	—	65
Fully amortized intangible assets [2]	(16)	(4)	—	(20)
At December 31, 2018	745	1,128	443	2,316
Acquisitions	17	—	65	82
Acquisitions through business combination (note 2.2.4)	—	12	—	12
Disposal	—	—	(6)	(6)
Foreign exchange differences	(8)	(11)	(4)	(23)
Transfers and other movements [1]	(107)	4	(351)	(454)
Fully amortized intangible assets [2]	(17)	—	—	(17)
At December 31, 2019	630	1,133	147	1,910

Accumulated amortization and impairment losses
At December 31, 2017	491	1,096	46	1,633
Amortization charge	47	22	42	111
Foreign exchange differences	(44)	(76)	(3)	(123)
Transfers to assets held for sale (note 2.3)	(27)	—	—	(27)
Transfers and other movements[1]	1	—	(1)	—
Fully amortized intangible assets [2]	(16)	(4)	—	(20)
At December 31, 2018	452	1,038	84	1,574
Amortization charge	53	11	30	94
Foreign exchange differences	(7)	(11)	(2)	(20)
Transfers and other movements[1]	(48)	—	(1)	(49)
Fully amortized intangible assets [2]	(17)	—	—	(17)
At December 31, 2019	433	1,038	111	1,582

Carrying amount
At December 31, 2018	293	90	359	742
At December 31, 2019	197	95	36	328

1.
In 2019, transfers and other movements mainly relate to CO2 emission rights utilized from the acquisition of ArcelorMittal Italia amounting to 158 (see note 2.2.4) and favorable land lease contracts from the acquisition of ArcelorMittal Italia and advances for land use which were transferred to right-of-use assets upon implementation of IFRS 16 (see notes 1 and 7). In 2018, transfers and other movements correspond mainly to transfer from assets under construction into patents and licenses.

2.	Fully amortized assets correspond mainly to licenses in 2019 and 2018.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 301, 290 and 278 for the years ended December 31, 2019, 2018, and 2017, respectively and were recognized in selling, general and administrative expenses.
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

The Company’s annual review of useful lives leverages on the experience gained from an in-depth review performed every five years, any significant change in the expected pattern of consumption embodied in the asset, and the specialized knowledge of ArcelorMittal’s network of chief technical officers. The chief technical officer network includes engineers with facility-specific expertise related to plant and equipment used in the principal production units of the Company’s operations. The most recent in-depth review took place in 2019, during which the Company performed a review of the useful lives of its assets and determined there were no material changes to the useful lives of plant and equipment. In performing this review, the Company gathered and evaluated data, including commissioning dates, designed capacities, maintenance records and programs, and asset performance history, among other attributes. In accordance with IAS 16, Property, Plant and Equipment, the Company considered this information at the level of components significant in relation to the total cost of the item of plant and equipment. Other factors the Company considered in its determination of useful lives included the expected use of the assets, technical or commercial obsolescence, and operational factors. In addition, the Company considered the accumulated technical experience and knowledge sharing programs that allowed for the exchange of best practices within the chief technical officer network and the deployment of these practices across the Company’s principal production units.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Property, plant and equipment and biological assets are summarized as follows:

	Land, buildings and Improvements	Machinery, equipment and other [2]	Construction in progress	Right-of-use assets[4]	Mining Assets	Total
Cost
At December 31, 2017	12,845	50,174	3,732	—	3,875	70,626
Additions	36	282	3,064	—	28	3,410
Acquisitions through business combinations (note 2.2.4)	358	1,210	58	—	—	1,626
Foreign exchange differences	(888)	(4,006)	(220)	—	(100)	(5,214)
Disposals	(120)	(535)	(113)	—	(13)	(781)
Divestments (note 2.3.1)	(43)	(215)	(2)	—	—	(260)
Transfers (to)/ from assets held for sale (note 2.3.2)	(1,434)	(4,532)	(143)	—	—	(6,109)
Other movements [1]	125	1,684	(2,013)	—	111	(93)
At December 31, 2018	10,879	44,062	4,363	—	3,901	63,205
Adoption of IFRS 16 (notes 1 and 7)[3]	—	(921)	—	2,365	—	1,444
At January 1, 2019	10,879	43,141	4,363	2,365	3,901	64,649
Additions	35	471	3,245	259	26	4,036
Acquisitions through business combinations (note 2.2.4)	24	10	—	—	—	34
Foreign exchange differences	(99)	(98)	50	(7)	38	(116)
Disposals	(66)	(654)	(16)	(4)	(19)	(759)
Divestments (note 2.3.1)	—	(130)	—	(484)	—	(614)
Other movements [1]	124	1,888	(2,152)	(37)	167	(10)
At December 31, 2019	10,897	44,628	5,490	2,092	4,113	67,220

Accumulated depreciation and impairment
At December 31, 2017	4,356	25,700	988	—	2,611	33,655
Depreciation charge for the year	356	2,212	—	—	120	2,688
Impairment (note 5.3)	21	930	9	—	—	960
Disposals	(110)	(494)	—	—	(13)	(617)
Foreign exchange differences	(484)	(2,715)	(7)	—	(81)	(3,287)
Divestments (note 2.3.1)	(31)	(181)	—	—	—	(212)
Transfers (to)/ from assets held for sale (note 2.3.2)	(989)	(4,456)	(26)	—	—	(5,471)
Other movements [1]	(6)	(158)	17	—	(2)	(149)
At December 31, 2018	3,113	20,838	981	—	2,635	27,567
Adoption of IFRS 16 (notes 1 and 7)[3]	—	(558)	—	597	—	39
At January 1, 2019	3,113	20,280	981	597	2,635	27,606
Depreciation charge for the year	338	2,171	—	343	121	2,973
Impairment (note 5.3)	154	1,202	9	65	—	1,430
Disposals	(45)	(614)	—	(3)	(17)	(679)
Foreign exchange differences	(58)	(112)	(4)	4	24	(146)
Divestments (note 2.3.1)	—	(3)	—	(94)	—	(97)
Other movements [1]	(14)	(35)	5	(55)	1	(98)
At December 31, 2019	3,488	22,889	991	857	2,764	30,989

Carrying amount
At December 31, 2018	7,766	23,224	3,382	—	1,266	35,638
At December 31, 2019	7,409	21,739	4,499	1,235	1,349	36,231
1. Other movements predominantly represent transfers from construction in progress to other categories and retirement of fully amortized assets. In 2019, other movement also include 92 relating to finalization of acquisition date fair values of AM Italia (refer note 2.2.4).
2. Machinery, equipment and other includes biological assets of 59 and 49 as of December 31, 2019 and 2018, respectively, and bearer plants of 38 and 38 as of December 31, 2019 and 2018, respectively.
3. Includes additions due to implementation of IFRS 16 amounting to 1,136 as well as favorable terms of operating leases of ArcelorMittal Italia and amounts prepaid for the right of use of land, both reclassified from intangible assets (refer note 7).
4. Right-of-use assets as of December 31, 2018 include 921 of cost of assets and 558 of accumulated depreciation previously recognized under IAS 17 and presented within machinery, equipment and other. Upon implementation of IFRS 16, the right-of-use assets are presented separately in the table above.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

     The carrying amount of temporarily idle property, plant and equipment at December 31, 2019 and 2018 was 332 and 260 including 228 and 244 in Brazil, 14 and 14 in NAFTA, 88 and 2 in the Europe segment and 2 and 0 in the ACIS segment respectively.

The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 47 and 51 at December 31, 2019 and 2018, respectively. Such assets are carried at their recoverable amount.
Assets pledged as security
Refer note 9.4 for information on assets pledged as security by the Company.
Capital commitments
Refer note 9.4 for information on contractual commitments for acquisition of property, plant and equipment by the Company.

5.3 Impairment of intangible assets, including goodwill, and tangible assets
Impairment charges recognized were as follows:

	Year ended December 31,
Type of asset	2019	2018	2017
Goodwill	—	34	—
Tangible assets	1,927	960	206
Total	1,927	994	206

Impairment test of goodwill
Goodwill is tested for impairment annually, as of October 1 or whenever changes in circumstances indicate that the carrying amount may not be recoverable, at the level of the groups of cash-generating units (“GCGU”) which correspond to the operating segments representing the lowest level at which goodwill is monitored for internal management purposes. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill. Until the year ended December 31, 2017, the Company performed its annual impairment test of goodwill using October 31 as the measurement date. Effective September 2018, the Company changed its impairment test date to October 1 in order to better align with its internal strategic and financial planning process. The Company believes that this change in date is preferable under the circumstances and does not result in the delay, acceleration or avoidance of an impairment charge.
The recoverable amounts of the GCGUs are mainly determined based on their value in use. The value in use of each GCGU is determined by estimating future cash flows. The 2019 impairment test of goodwill did not include the GCGU corresponding to the Mining segment as goodwill allocated to this GCGU was fully impaired in 2015. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. In addition, with respect to raw material price assumptions, the Company applied a range of $63 per tonne to $80 per tonne for iron ore and $145 per tonne to $170 per tonne for coking coal. Cash flow forecasts adjusted for the risks specific to the tested assets are derived from the most recent financial plans approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

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

	NAFTA	Brazil	Europe	ACIS
GCGU weighted average pre-tax discount rate used in 2019 (in %)	10.8	15.0	9.1	14.5
GCGU weighted average pre-tax discount rate used in 2018 (in %)	12.9	15.5	10.6	15.4

Once recognized, impairment losses for goodwill are not reversed.
There was no impairment charge recognized with respect to goodwill following the Company’s impairment test as of October 1, 2019. The total value in use calculated for all GCGUs decreased overall in 2019 as compared to 2018. In 2018, the Company recognized a 18 and 16 impairment loss relating to goodwill in connection with the sale of the Votorantim remedies and the intended sale of the ArcelorMittal Italia remedies (see note 2.3.1).
In validating the value in use determined for the GCGUs, the Company performed a sensitivity analysis of key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices and shipments). The Company believes that reasonably possible changes in key assumptions could cause an impairment loss to be recognized in respect of the NAFTA and ACIS segments.
ACIS produces a combination of flat and long products. Its facilities are located in Africa, Ukraine and the Commonwealth of Independent States. ACIS is significantly self-sufficient in raw materials. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. ACIS is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth. Discount rates may be affected by changes in countries’ specific risks. The ACIS value in use model anticipates an increase in sales volumes in 2020 and 2021 compared to 2019 (11.5 million tonnes for the year ended December 31, 2019) followed by stable volumes thereafter. Average selling prices in the model are expected to increase in 2020 due to higher international raw material prices and stabilize subsequently in line with such long-term prices.
The NAFTA segment produces a combination of flat, long and tubular products. Its facilities are located in North America including Canada, the USA and Mexico. The segment is primarily focused on the domestic automotive industry in Canada, the USA while in Mexico a major investment program has been launched to build downstream capabilities in order to anticipate increased demand from domestic customers for flat and long products. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. The NAFTA model anticipates a decrease in sales volumes in 2020 compared to 2019 (20.9 million tonnes for the year ended December 31, 2019) followed by an increase in 2021 and stable volumes thereafter. Average steel selling prices in the model are expected to decrease slightly and stabilize after 2022.
The following changes in key assumptions in projected earnings in every year of initial five-year period and perpetuity, at the GCGU level, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal respective carrying value as of the impairment test date (i.e.: October 1, 2019).

	2019
	NAFTA	ACIS
Excess of recoverable amount over carrying amount	789	152
Increase in pre-tax discount rate (change in basis points)	65	27
Decrease in average selling price (change in %)	0.37	0.29
Decrease in shipments (change in %)	1.06	1.00

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
In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2019, the Company determined it has 61 cash-generating units.
In the context of the termination notice sent to the Ilva Commissioners indicating ArcelorMittal's intent to withdraw from or terminate the lease and purchase agreement, which was followed by subsequent negotiations (see note 9.3), the Company determined that ArcelorMittal Italia represented a separate cash-generating unit as of December 31, 2019 with a carrying amount of 1,970 (including property, plant and equipment of 1,477). In estimating its value in use, key assumptions impacting significantly the cash flow projections included the discount rate reflecting uncertainty associated with the ongoing negotiations, selling prices, shipments and direct costs resulting from the execution of the industrial plan as contractually agreed at inception of the lease.
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
Impairment charges relating to property, plant and equipment were as follows for the years ended December 31, 2019, 2018 and 2017:
2019
In 2019, the Company recognized a total impairment charge related to property, plant and equipment amounting to 1,927, of which 1,300 relating to ArcelorMittal USA (NAFTA), 102 to ArcelorMittal South Africa (ACIS), and 525 in Europe, including 497related to ArcelorMittal Italia remedies (see note 2.3.1).
During the six months ended June 30, 2019, the Company recognized an impairment charge for property, plant and equipment amounting to 600 relating to ArcelorMittal USA as a result of a downward revision of cash flow projections in particular with respect to near-term steel selling prices as follows:

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2019 Pre-Tax Discount Rate	2018 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of June 30, 2019
ArcelorMittal USA	USA	NAFTA	600	13.98%	16.91%	3,213

In the second half of 2019, in connection with management’s annual test for impairment of goodwill, property, plant and equipment was also tested for impairment at that date. The Company recognized an impairment charge for property, plant and equipment amounting to 700 relating to ArcelorMittal USA in the NAFTA operating segment as a result of a downward revision of cash flow projections in particular with respect to near-term steel selling prices consisting of the following:

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2019 Pre-Tax Discount Rate	2018 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2019
ArcelorMittal USA	USA	NAFTA	700	10.17%	16.91%	2,568

In the same context, the Company recognized a impairment charge for property, plant and equipment of 75 relating to the Long Steel Products facility of Newcastle in ArcelorMittal South Africa as a result of a lower domestic volumes as follows:

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2019 Pre-Tax Discount Rate	2018 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2019
Long Steel Products	South Africa	ACIS	75	13.87%	15.13%	163

In addition, the Company recorded impairment charges for property, plant and equipment of ArcelorMittal South Africa of 27 including 20 with respect to the closure of the Saldanha facility.
2018
In 2018, the Company recognized a total impairment charge related to property, plant and equipment of 960 including 872 in connection with the intended sale of the ArcelorMittal Italia remedies and 68 in relation to the sale of the Votorantim remedies (see note 2.3.1).
2017
In 2017, the Company recognized a total impairment charge related to property, plant and equipment in ArcelorMittal South Africa (ACIS) amounting to 206.
During the six months ended June 30, 2017, management performed a test for impairment relating to the Long Steel Products cash-generating unit of ArcelorMittal South Africa as a result of a downward revision of cash flow projections. Accordingly, the Company recognized an impairment charge of 46 consisting of the following:

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2017 Pre-Tax Discount Rate	2016 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of June 30, 2017
Long Steel Products	South Africa	ACIS	46	17.12%	16.63%	325
In connection with management’s annual test for impairment of goodwill, property, plant and equipment was also tested for impairment at that date. As of December 31, 2017, the Company concluded that the value in use of property, plant and equipment in ArcelorMittal South Africa was lower than its carrying amount in the context of the appreciation of the rand against U.S. dollar and the uncertainties about demand outlook. Accordingly, the Company recognized a total impairment charge of 160 consisting mainly of the following:

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
6.1.1 Fair values versus carrying amounts
The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at December 31, 2019:

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2019
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Assets/Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,867	—	4,867	—	—	—
Restricted cash	128	—	128	—	—	—
Trade accounts receivable and other	3,569	—	3,146	—	423	—
Inventories	17,296	17,296	—	—	—	—
Prepaid expenses and other current assets	2,756	1,305	1,047	136	—	268
Total current assets	28,616	18,601	9,188	136	423	268

Non-current assets:
Goodwill and intangible assets	5,432	5,432	—	—	—	—
Property, plant and equipment and biological assets	36,231	36,172	—	59	—	—
Investments in associates and joint ventures	6,529	6,529	—	—	—	—
Other investments	772	—	—	—	772	—
Deferred tax assets	8,680	8,680	—	—	—	—
Other assets	1,648	388	1,130	—	—	130
Total non-current assets	59,292	57,201	1,130	59	772	130
Total assets	87,908	75,802	10,318	195	1,195	398

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,869	—	2,869	—	—	—
Trade accounts payable and other	12,614	—	12,614	—	—	—
Short-term provisions	516	485	31	—	—	—
Accrued expenses and other liabilities	4,910	1,075	3,527	—	—	308
Income tax liabilities	378	378	—	—	—	—
Total current liabilities	21,287	1,938	19,041	—	—	308

Non-current liabilities:
Long-term debt, net of current portion	11,471	—	11,471	—	—	—
Deferred tax liabilities	2,331	2,331	—	—	—	—
Deferred employee benefits	7,343	7,343	—	—	—	—
Long-term provisions	2,475	2,465	10	—	—	—
Other long-term obligations	2,518	501	1,779	—	—	238
Total non-current liabilities	26,138	12,640	13,260	—	—	238

Equity:
Equity attributable to the equity holders of the parent	38,521	38,521	—	—	—	—
Non-controlling interests	1,962	1,962	—	—	—	—
Total equity	40,483	40,483	—	—	—	—
Total liabilities and equity	87,908	55,061	32,301	—	—	546

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
The following tables summarize the bases used to measure certain Financial assets and Financial liabilities at their fair value on recurring basis.

As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	699	—	73	772
Trade accounts receivable and other subject to TSR programs*	—	—	423	423
Derivative financial current assets	—	268	—	268
Derivative financial non-current assets	—	3	127	130
Total assets at fair value	699	271	623	1,593
Liabilities at fair value:
Derivative financial current liabilities	—	144	164	308
Derivative financial non-current liabilities	—	101	137	238
Total liabilities at fair value	—	245	301	546
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	793	—	62	855
Trade accounts receivable and other subject to TSR programs*	—	—	475	475
Derivative financial current assets	—	617	—	617
Derivative financial non-current assets	—	126	483	609
Total assets at fair value	793	743	1,020	2,556
Liabilities at fair value:
Derivative financial current liabilities	—	75	115	190
Derivative financial non-current liabilities	—	131	577	708
Total liabilities at fair value	—	206	692	898

*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The decrease in investments in equity instruments at FVOCI in 2019 is mainly related to the sale of Gerdau (see note 2.5).
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
6.1.2 Gross debt
Gross debt includes bank debt, debenture loans and lease obligations and is stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.
6.1.2.1 Short-term debt
Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2019	2018
Short-term bank loans and other credit facilities including commercial paper [1]	1,838	1,968
Current portion of long-term debt	770	1,130
Lease obligations[2]	261	69
Total	2,869	3,167

1.	The weighted average interest rate on short-term borrowings outstanding was 1.1% and 1.3% as of December 31, 2019 and 2018, respectively.

2.
On January 1, 2019, the Company adopted IFRS 16 and recognized additional lease liabilities (discounted at the incremental borrowing rates at that date). In 2018, lease obligations corresponded to finance leases under IAS 17. See note 7.

In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. As of December 31, 2019, the facilities, totaling approximately 0.9 billion, remain fully available.
On April 26, 2019, the Company amended a €300 million term loan with a financial institution to extend the maturity to April 30, 2020. As of December 31, 2019, €300 million (337) was outstanding.
On April 1, 2019, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD 197 million (151) with repayment over several dates in 2020 and 2021. As of December 31, 2019, CAD 202 million (155) was outstanding.

Commercial paper
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of December 31, 2019 and 2018, the outstanding amount was 1,200 and 1,295, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

6.1.2.2 Long-term debt
Long-term debt is comprised of the following:

				December 31,
	Year of maturity	Type of Interest	Interest rate[1]	2019	2018
Corporate
5.5 billion Revolving Credit Facility[4]	2023-2024	Floating		—	—
€750 million Unsecured Notes	2019	Fixed	3.00%	—	858
500 Unsecured Notes	2020	Fixed	5.13%	—	324
CHF 225 million Unsecured Notes	2020	Fixed	2.50%	233	228
€600 million Unsecured Notes	2020	Fixed	2.88%	316	685
1.0 billion Unsecured Bonds	2020	Fixed	5.25%	—	623
1.5 billion Unsecured Notes	2021	Fixed	5.50%	—	754
€500 million Unsecured Notes	2021	Fixed	3.00%	320	570
€750 million Unsecured Notes	2022	Fixed	3.13%	841	856
1.1 billion Unsecured Notes	2022	Fixed	6.25%	657	656
€500 million Unsecured Notes	2023	Fixed	0.95%	558	568
€750 million Unsecured Notes	2023	Fixed	1.00%	838	—
€1 billion Unsecured Notes	2024	Fixed	2.25%	1,131	—
750 Unsecured Notes	2024	Fixed	3.60%	746	—
500 Unsecured Notes	2025	Fixed	6.13%	498	497
€750 million Unsecured Notes	2025	Fixed	1.75%	834	—
750 Unsecured Notes	2026	Fixed	4.55%	745	—
500 Unsecured Notes	2029	Fixed	4.25%	493	—
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	671	670
1.0 billion Unsecured Notes	2041	Fixed	6.75%	428	428
Other loans	2021	Fixed	3.10% - 3.46%	151	114
EIB loan	2025	Fixed	1.16%	344	401
7.0 billion Term Facility[3]	2020	Floating	3.09%	—	1,000
Other loans	2021 - 2035	Floating	0.35% - 4.06%	1,218	639
Total Corporate				11,022	9,871

Americas
Other loans	2020 - 2030	Fixed/Floating	0.0% - 10.0%	81	84
Total Americas				81	84

Europe, Asia & Africa
EBRD Facility	2024	Floating	3.8% - 4.1%	175	50
Other loans	2020 - 2029	Fixed/Floating	0.0% - 5.8%	97	86
Total Europe, Asia & Africa				272	136

Total				11,375	10,091
Less current portion of long-term debt				(770)	(1,130)
Total long-term debt (excluding lease obligations)				10,605	8,961
Long-term lease obligations[2]				866	355
Total long-term debt, net of current portion				11,471	9,316

1.	Rates applicable to balances outstanding at December 31, 2019. For debt that has been redeemed in its entirety during 2019, the interest rates refer to the rates at repayment date.

2.	Net of current portion of 261 and 69 as of December 31, 2019 and December 31, 2018, respectively. Further information regarding leases is provided in note 7.

3.	Amount outstanding in 2018 was repaid on March 22, 2019 and March 29, 2019.

4.
On November 27, 2019, ArcelorMittal exercised the option to extend the maturity by one year to December 19, 2024. The commitments are 5.5 billion until December 19, 2023 and 5.4 billion until December 19, 2024.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Corporate
5.5 billion Revolving Credit Facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the 5.5 billion revolving credit facility dated April 30, 2015 and which was amended and extended on December 21, 2016. The new agreement incorporated initially a single tranche of 5.5 billion maturing on December 19, 2023. The Facility may be used for general corporate purposes. On November 27, 2019, all lenders except one approved a one year extension request. The new maturity date is December 19, 2024. The commitments are 5.5 billion until December 19, 2023 and 5.4 billion until December 19, 2024. As of December 31, 2019, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into 500 revolving multi-currency letter of credit facility (the "Letter of Credit Facility"). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, which matures on July 31, 2022.
Bonds
On January 17, 2019, ArcelorMittal issued €750 million (854) 2.25% Notes due 2024. The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Program ("EMTN Program"). The proceeds of the issuance were used for general corporate purposes.

On March 11, 2019, ArcelorMittal issued 750 4.55% Notes due 2026 under the Company's automatic shelf registration statement filed with the U.S. Securities and Exchange Commission. The proceeds of the issuance were used towards repayment of existing debt including the 1 billion then outstanding under the 7 billion term facilities agreement entered into in connection with the acquisition of AMNS India through the joint venture with NSC (see below).

On March 25, 2019, at maturity, ArcelorMittal repaid its €750 million (854) Fixed Rate Notes.

On July 4, 2019, ArcelorMittal completed the issuance of €250 million (285) of 2.25% Fixed Rate Notes due 2024, which were consolidated and formed a single series with the existing €750 million 2.25% Fixed Rate Notes due 2024 originally issued on January 17, 2019 under its €10 billion EMTN Program. The proceeds of the issuance were used for general corporate purposes.

On July 16, 2019, ArcelorMittal issued 750 of 3.6% Notes due 2024 and 500 of 4.25% Notes due 2029. The proceeds were used for general corporate purposes including repayments of existing indebtedness and to partially pre-fund commitments under the AMNS India acquisition.

On August 30, 2019, ArcelorMittal redeemed all of the outstanding 324 of its 500 5.125% Notes due June 1, 2020 and the outstanding 626 of its 1 billion 5.25% Notes due August 5, 2020 for a total aggregate purchase price including accrued interest and premium on early repayment of 981, which was financed with existing cash and liquidity.

On November 19, 2019, ArcelorMittal issued €750 million (830) of 1% Notes due May 19, 2023 and €750 million (830) of 1.75% Notes due November 19, 2025.

On December 11, 2019, pursuant to cash tender offers, ArcelorMittal repurchased:
- €318 million (352) of its 2.875% Notes due July 6, 2020 (the “2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €328 million (363). Following this purchase, €282 million (312) principal amount of the 2020 Notes remained outstanding.
- €214 million (238) of its 3% Notes due April 9, 2021 (the “2021 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €227 million (252). Following this purchase, €286 million (316) principal amount of the 2021 Notes remained outstanding.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

On December 27, 2019, ArcelorMittal redeemed all of the outstanding 756 of its 5.5% Notes due March 1, 2021, for a total aggregate purchase price including accrued interest and premium on early repayment of 800, which was financed with existing cash resources, including the proceeds of its Eurobond offering that closed on November 19, 2019.

On February 5, 2020, ArcelorMittal gave notice to redeem all of the outstanding 659 of its 6.25% Notes due February 25, 2022 on March 9, 2020.

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

Nominal value	Date of issuance	Repayment date	Interest rate[1]	Issued at
CHF 225 million Unsecured Notes	Jul 3, 2015	Jul 3, 2020	2.50%	100.00%
€600 million Unsecured Notes	Jul 4, 2014	Jul 6, 2020	2.88%	99.18%
€500 million Unsecured Notes	Apr 9, 2015	Apr 9, 2021	3.00%	99.55%
€750 million Unsecured Notes	Jan 14, 2015	Jan 14, 2022	3.13%	99.73%
1.1 billion Unsecured Notes	Feb 28, 2012	Feb 25, 2022	6.25%	98.28%
€500 million Unsecured Notes	Dec 4, 2017	Jan 17, 2023	0.95%	99.38%
€750 million Unsecured Notes	Nov 19, 2019	May 19, 2023	1.00%	99.89%
€250 million Unsecured Notes	Jul 4, 2019	Jan 17, 2024	2.25%	105.59%
€750 million Unsecured Notes	Jan 17, 2019	Jan 17, 2024	2.25%	99.72%
750 Unsecured Notes	Jul 16, 2019	Jul 16, 2024	3.60%	99.86%
500 Unsecured Notes	Jun 1, 2015	Jun 1, 2025	6.13%	100.00%
€750 million Unsecured Notes	Nov 19, 2019	Nov 19, 2025	1.75%	99.41%
750 Unsecured Notes	Mar 11, 2019	Mar 11, 2026	4.55%	99.72%
500 Unsecured Notes	Jul 16, 2019	Jul 16, 2029	4.25%	99.00%
1.0 billion Unsecured Bonds	Oct 8, 2009	Oct 15, 2039	7.00%	95.20%
500 Unsecured Bonds	Aug 5, 2010	Oct 15, 2039	7.00%	104.84%
1.0 billion Unsecured Notes	Mar 7, 2011	Mar 1, 2041	6.75%	99.18%

1.	Rates applicable at December 31, 2019.

European Investment Bank (“EIB”) Loan
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly in France, Belgium and Spain, but also in Poland and Luxembourg. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of December 31, 2019, €306 million (344) was outstanding.
Other loans
On November 20, 2018, ArcelorMittal entered into a 7 billion term facility agreement with a group of lenders in connection with the acquisition of AMNS India. The agreement had an initial term of one year (until November 20, 2019), subject to ArcelorMittal’s option to extend the term by six months. The agreement includes the same leverage ratio financial covenant as that included in the Company’s 5.5 billion revolving credit facility. The facility may be used for certain payments by ArcelorMittal as well as by AMNS Luxembourg, the parent company of the AMNS India joint venture in partnership with NSC (see note 2.4.1). Any amounts borrowed by AMNS Luxembourg under the agreement are irrevocably and unconditionally guaranteed by ArcelorMittal. On November 29, 2018, 1 billion was drawn under this term facility agreement by ArcelorMittal and subsequently repaid in March 2019. On June 12, 2019, the contractual maturity date was extended to June 30, 2020 with one extension possible until December 31, 2020. AMNS Luxembourg has drawn under the facility to finance the portion of the initial funding requirement beyond the shareholders’ equity contributions and NSC’s share of the debt financing. On December 9, 2019, 2,571 was drawn under the facilities agreement by AMNS Luxembourg and was outstanding on December 31, 2019. On February 10, 2020, an additional 475 was drawn under the facility by AMNS Luxembourg, increasing the outstanding amount as of such date to 3,046.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8½ years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the hot strip mill and (b) June 30, 2021). The outstanding amount in total as of December 31, 2019 was €126 million (142).
On May 21, 2019, ArcelorMittal entered into a bilateral term loan due May 20, 2022. The bilateral term loan was fully drawn on June 3, 2019 and was outstanding as of December 31, 2019 for an amount of €125 million (142).

On July 1, 2019, ArcelorMittal completed the offering of a €450 million (512) variable rate loan in the German Schuldschein market. The proceeds of the issuance were used for general corporate purposes.

On December 20, 2019, ArcelorMittal entered into a €100 million bilateral term loan due June 20, 2023. The bilateral term loan was fully available as of December 31, 2019. On January 30, 2020, €100 million (110) bilateral term loan was fully drawn.

Other loans relate to various debt with banks and public institutions.

Americas
1 billion senior secured asset-based revolving credit facility
On May 23, 2016, ArcelorMittal USA LLC signed a 1 billion senior secured asset-based revolving credit facility maturing on May 23, 2021. The facility was amended and extended on August 22, 2019 and now matures on August 21, 2024. Borrowings under the facility are secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility may be used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2019, the facility was fully available.
Other loans
Other loans relate mainly to loans contracted by ArcelorMittal subsidiaries in Mexico with different counterparties.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of December 31, 2019, 175 was drawn under the agreement.

On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 26, 2019 and now matures on July 26, 2022. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2019, 1.2 billion South African rand (81) was drawn.

Other loans
Other loans mainly relate to loans contracted by ArcelorMittal subsidiaries in Spain with different counterparties.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Hedge of net investments
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€6,922 million as of December 31, 2019) as a hedge of certain euro denominated investments (€8,070 million as of December 31, 2019) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess the hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
As of December 31, 2019, the Company recognized 109 foreign exchange gains arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve.
Maturity profile
As of December 31, 2019 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

Year of maturity	Amount
2020	2,869
2021	994
2022	1,956
2023	2,185
2024	2,062
Subsequent years	4,274
Total	14,340

Fair value
The following tables summarize the Company’s bases used to estimate its debt at fair value. Fair value measurement has been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

As of December 31, 2019	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	10,999	9,963	1,747	—	11,710
Instruments payable bearing interest at variable rates	1,503		1,501	—	1,501
Total long-term debt, including current portion	12,502	9,963	3,248	—	13,211
Short term bank loans and other credit facilities including commercial paper	1,838	—	1,854	—	1,854

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

As of December 31, 2018	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	8,692	8,029	1,049	—	9,078
Instruments payable bearing interest at variable rates	1,823	—	1,759	—	1,759
Total long-term debt, including current portion	10,515	8,029	2,808	—	10,837
Short term bank loans and other credit facilities including commercial paper	1,968	—	1,967	—	1,967

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
Significant cash or cash equivalent balances may be held from time to time at the Company’s international subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized. Other subsidiaries which may hold significant cash balances, include those in Brazil, Canada, Kazakhstan, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
Cash and cash equivalents consisted of the following:

	December 31,
	2019	2018
Cash at bank	3,443	1,832
Term deposits	246	283
Money market funds[1]	1,178	57
Total	4,867	2,172

1	Money market funds are highly liquid investments with a maturity of 3 months or less from the date of acquisition.

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
Restricted cash of 128 as of December 31, 2019 included 80 relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa. Restricted cash of 182 as of December 31, 2018 included 103 relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa. It also included 20 and 20 in connection with the mandatory convertible bonds as of December 31, 2019 and December 31, 2018, respectively (see note 11.2).

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

	Long-term debt, net of current portion	Short-term debt and current portion of long term debt
Balance as of December 31, 2017 (note 6.1.2)	10,143	2,785
Proceeds from long-term debt	1,138	—
Payments of long-term debt	(798)	—
Amortized cost	9	18
Unrealized foreign exchange effects	(240)	(219)
Proceeds from short-term debt	—	2,319
Payments of short-term debt [1]	—	(2,949)
Current portion of long-term debt	(1,130)	1,130
Debt acquired through business combinations	174	69
Debt classified as held for sale (note 2.3.2)	(77)	—
Other movements [2]	97	14
Balance as of December 31, 2018 (note 6.1.2)	9,316	3,167
Adoption of IFRS 16 (notes 1 and 7)	893	243
Balance as of January 1, 2019	10,209	3,410
Proceeds from long-term debt	5,772	—
Payments of long-term debt	(3,299)	—
Amortized cost	7	13
Unrealized foreign exchange effects	(78)	(42)
Proceeds from short-term debt	—	600
Payments of short-term debt	—	(1,811)
Payments of principal portion of lease liabilities (note 7)	(10)	(310)
Additions to lease liabilities (notes 5.2 and 7)	185	74
Current portion of long-term debt	(1,031)	1,031
Derecognition of lease liabilities following the divestment of Global Chartering (note 2.3.1)	(311)	(89)
Other movements	27	(7)
Balance as of December 31, 2019 (note 6.1.2)	11,471	2,869

1.
Cash payments decreasing the outstanding liability relating to leases are classified under payments of principal portion of lease liabilities and other financing activities in the Company's consolidated statements of cash flows.

2.	Others movements include non-current and current obligations under leases.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

6.1.4 Net debt
The Company monitors its net debt in order to manage its capital. The following tables present the structure of the Company’s net debt by original currency at December 31, 2019 and December 31, 2018:

As of December 31, 2019	Total USD	EUR	USD	CHF	PLN	CAD	Other (in USD)
Short-term debt and current portion of long-term debt	2,869	1,966	248	233	20	174	228
Long-term debt, net of current portion	11,471	6,240	4,754	—	239	106	132
Cash and cash equivalents including restricted cash	(4,995)	(2,986)	(1,383)	(2)	(64)	(32)	(528)
Net debt	9,345	5,220	3,619	231	195	248	(168)

As of December 31, 2018	Total USD	EUR	USD	CHF	INR	CAD	Other (in USD)
Short-term debt and current portion of long-term debt	3,167	2,566	338	—	8	151	104
Long-term debt, net of current portion	9,316	3,530	5,405	228	—	69	84
Cash and cash equivalents including restricted cash	(2,354)	(454)	(1,017)	(2)	(307)	(29)	(545)
Net debt	10,129	5,642	4,726	226	(299)	191	(357)

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
Derivative financial instruments classified as Level 2:
The following tables summarize this portfolio:

	December 31, 2019
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase contracts	1,187	29	2,633	(36)
Forward sale contracts	1,716	42	705	(4)
Currency swaps sales	—	—	500	(41)
Exchange option purchases	2,317	38	1,030	(4)
Exchange options sales	1,213	10	1,418	(5)
Total foreign exchange rate instruments		119		(90)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	250	29	182	(7)
Term contracts purchases	419	117	1,479	(142)
Options sales/purchases	12	6	10	(6)
Total raw materials (base metals), freight, energy, emission rights		152		(155)
Total		271		(245)

	December 31, 2018
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase contracts	2,005	66	1,258	(13)
Forward sale contracts	5,810	252	724	(9)
Currency swaps sales	—	—	1,000	(101)
Exchange option purchases	2,000	71	43	—
Exchange options sales	234	3	1,000	(35)
Total foreign exchange rate instruments		392		(158)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	79	4	24	(6)
Term contracts purchases	1,524	347	739	(42)
Total raw materials (base metals), freight, energy, emission rights		351		(48)
Total		743		(206)

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Derivative financial instruments classified as Level 3:
Derivative financial non-current assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds (see note 11.2). The fair valuation of Level 3 derivative instruments is established at each reporting date and compared to the prior period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
ArcelorMittal establishes the fair valuation of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models based on the estimated values of the underlying equity spot price of $162 and volatility of 24%. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.
Observable input data used in the valuations include zero coupon yield curves, stock market prices of Erdemir and China Oriental, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computed unobservable volatility data during 2019 based mainly on the movement of Erdemir and China Oriental stock market prices observable in the active market over 90 working days, which is particularly sensitive for the valuation resulting from the model. Following the repayment of notes issued by subsidiaries to the Company which were linked to the value of Erdemir shares in 2019 as described in note 11.2, the unobservable volatility data from the movement of Erdemir shares will no longer impact the valuation. A 10% increase or decrease in Hera Ermac share prices would result in a 83% and 73% increase and decrease of the fair value of the call option at December 31, 2019, respectively.
Derivative financial liabilities classified as Level 3 relate to a pellet purchase agreement that contains a special payment that varies according to the price of steel in the United States domestic market (“domestic steel price”). The Company concluded that this payment feature was an embedded derivative not closely related to the host contract. ArcelorMittal establishes the fair valuation of the special payment by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. Observable input data includes third-party forecasted domestic steel prices. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available or not consistent with the Company’s views on future prices and refer specifically to domestic steel prices beyond the timeframe of available third-party forecasts. A U.S. dollar change per metric ton in the price of hot rolled steel would result in a ten cents per metric ton change in the price of iron ore. Any significant increase in the steel price would result in a significant increase in fair value, and vice versa. As of December 31, 2019, the fair valuation of the pellet purchase agreement was based on the future average US domestic steel price of $566 per metric ton.

Derivative financial liabilities classified as Level 3 relate also to the put option granted to ISP in the context of the acquisition of ArcelorMittal Italia (see note 2.2.4). The option exercise price is the higher of a reference operating income projection and the net present value of ISP's initial €100 million equity contribution bearing interest at a contractually agreed rate at the put option exercise date. The fair value of the put option liability is sensitive to unobservable inputs such as ArcelorMittal Italia's future cash flow projections. Observable inputs include ISP's credit rating.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the put option granted to ISP , the call option on the 1,000 mandatory convertible bonds and the fair value of the special payment included in the pellet purchase agreement:

	Put option with ISP[1]	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase agreement	Total
Balance as of December 31, 2017	—	984	(264)	720
Change in fair value	(124)	(501)	(304)	(929)
Balance as of December 31, 2018	(124)	483	(568)	(209)
Change in fair value	(1)	(356)	392	35
Balance as of December 31, 2019	(125)	127	(176)	(174)

1.	The change in fair value in 2018 was recognized through the business combination (see note 2.2).

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The fair value movement on Level 3 derivative instruments is recorded in the consolidated statements of operations and other comprehensive income. The decrease in the fair value of the call option on 1,000 mandatory convertible bonds is due to a decrease in the share price of China Oriental, which impacts the value of the notes in which Hera Ermac, a wholly-owned subsidiary, invested the bonds proceeds, and a repayment of notes of Hera Ermac linked to the value of the shares of Erdemir (see note 11.2). The decrease in the fair value of the special payment in pellet purchase agreement is due to a decrease in forecasted domestic steel prices.

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
Impairment of financial assets
In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss ("ECL") model. The ECL model requires the Group to account for expected credit losses and changes in those ECL at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. In particular, IFRS 9 requires the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime ECL if the credit risk on that financial instrument has increased significantly since initial recognition.
All fair value movements for investments in equity instruments at FVOCI, including the difference between the acquisition cost and the current fair value, are recorded in OCI and are not reclassified to the consolidated statements of operations. Investments in equity instruments at FVOCI are exempt from the impairment test under IFRS 9 because the fair value of the investment is recorded in OCI and not recycled to profit and loss.
Financial assets are tested for ECLs annually or whenever changes in circumstances indicate that there is a change in credit risk. Any ECL is recognized in the consolidated statements of operations. An ECL related to financial assets is reversed if and to the extent there has been a change in the factors used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no ECL had been recognized. Reversals of ECLs are recognized in net income except for investments in equity instruments at FVOCI, for which all fair value movements are recognized in OCI.
6.2 Financing costs - net
Financing costs - net recognized in the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year ended December 31,
	2019	2018	2017
Interest expense	(695)	(687)	(879)
Interest income	88	72	56
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement (note 6.1.5)	(320)	(572)	578
Accretion of defined benefit obligations and other long term liabilities	(405)	(349)	(353)
Net foreign exchange result	4	(235)	546
Other [1]	(324)	(439)	(823)
Total	(1,652)	(2,210)	(875)

1.
Other mainly includes expenses related to true sale of receivables (“TSR”) programs and bank fees. It also includes premiums and fees of 71 relating to the bonds early redeemed in 2019 (104 and 389 of premiums and fees relating to bonds early redeemed in 2018 and 2017, respectively). In 2017, other also includes expenses relating to the extension of the mandatory convertible bonds (see note 11.2) of 92.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

6.3 Risk management policy
The Company's operations expose it to a variety of financial risks: interest rate risk, foreign exchange risk, liquidity risk and risks in fluctuations in prices of raw materials, freight, energy and emissions. The Company actively monitors and seeks to reduce volatility of these exposures through a diversity of financial instruments, where considered appropriate. The Company has formalized how it manages these risks within the Treasury and Financial Risk Management Policy, which has been approved by Management.
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
The Company monitors capital using a gearing ratio, being the ratio of net debt as a percentage of total equity.

	December 31,
	2019	2018
Total equity	40,483	44,108
Net debt (including nil and 67 cash and debt classified as held for sale as of December 31, 2019 and December 31, 2018 respectively)	9,345	10,196
Gearing	23.1%	23.1%

Interest rate risk
The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on refinancing of fixed rate debt. The Company's policy is to maintain a balance of fixed and floating interest rate borrowings, which is adjusted depending on the prevailing market interest rates and outlook. As at December 31, 2019, the long-term debt was comprised of 88% fixed rate debt and 12% variable rate debt (note 6.1.2). The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the borrowing. The Company and its counterparties exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.
Foreign exchange rate risk
The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations and depreciation in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, Polish Zloty, Kazakhstani tenge, South African rand and Ukrainian hryvnia, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its financial position, cash flows and results of operations.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

ArcelorMittal also faces foreign currency translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (note 6.1.4) and other items denominated in currencies other than the U.S. dollar, for inclusion in the consolidated financial statements. The Company manages translation risk arising from its investments in subsidiaries by monitoring the currency mix of the consolidated statements of financial position. The Company may enter into derivative transactions to hedge the residual exposure (see “—Net investment hedge”).
The Company also uses the derivative instruments, described above, at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk associated with certain monetary assets denominated in a foreign currency other than the functional currency.
In October 2018, the Company entered into hedging programs including non deliverable forwards and non deliverable options for a nominal amount of $5.9 billion in order to hedge the volatility between the Indian Rupee and U.S. dollar in relation to the acquisition of AMNS India. The hedging programs generated 360 gain (gross) recognized in the AMNS India joint venture (note 2.4.1).
Foreign currency sensitivity analysis

As of December 31, 2019, the Company is mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Kazakhstani tenge, South African rand, Mexican peso, Polish zloty, Argentine peso and Ukranian hryvnia against the U.S. dollar resulting from its trade payables and receivables.

	December 31, 2019
	Trade receivables	Trade payables
USD	810	5,179
EUR	1,391	4,901
BRL	491	566
CAD	34	357
KZT	60	186
ZAR	173	364
MXN	70	50
UAH	72	157
PLN	116	498
ARS	47	71
Other	305	285
Total	3,569	12,614

The sensitivity analysis carried out by the Company considers the effects on its trade receivables and trade payables of a 10% increase or decrease between the relevant foreign currencies and the U.S. dollar.

	10% increase		10% decrease
	Trade receivables	Trade payables	Trade receivables	Trade payables
EUR	1,530	5,391	1,252	4,411
BRL	540	623	442	509
CAD	37	393	31	321
KZT	66	205	54	167
ZAR	190	400	156	328
MXN	77	55	63	45
UAH	79	173	65	141
PLN	128	548	104	448
ARS	52	78	42	64

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

The contractual maturities of the below financial liabilities include estimated loan repayments, interest payments and settlement of derivatives, excluding any impact of netting agreements. The cash flows are calculated based on market data as of December 31, 2019, and as such are sensitive to movements in mainly foreign exchange rates and interest rates. The cash flows are non-discounted, except for derivative financial liabilities where the cash flows equal their fair values.

	December 31, 2019
	Carrying amount	Contractual Cash Flow	2020	2021	from 2022 to 2024	After 2024
Non-derivative financial liabilities
Bonds	(9,398)	(12,227)	(880)	(643)	(5,542)	(5,162)
Loans over 100	(1,968)	(2,405)	(534)	(453)	(1,014)	(404)
Trade and other payables	(12,614)	(12,619)	(12,619)	—	—	—
Other loans and lease	(2,974)	(3,257)	(1,886)	(297)	(528)	(546)
Total	(26,954)	(30,508)	(15,919)	(1,393)	(7,084)	(6,112)
Derivative financial liabilities
Equity contracts (Put options)	(125)	(125)	(125)	—	—	—
Foreign exchange contracts	(90)	(90)	(49)	—	—	(41)
Other commodities contracts[1]	(331)	(331)	(134)	(76)	(103)	(18)
Total	(546)	(546)	(308)	(76)	(103)	(59)

1.	Commodity contracts include base metals, freight, energy and emission rights.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2018
	Carrying amount	Contractual Cash Flow	2019	2020	from 2021 to 2023	After 2023
Non-derivative financial liabilities
Bonds	(7,807)	(10,277)	(1,200)	(2,166)	(3,898)	(3,013)
Loans over 100	(2,322)	(2,505)	(639)	(1,153)	(629)	(84)
Trade and other payables	(13,981)	(13,999)	(13,999)	—	—	—
Other loans	(2,354)	(2,456)	(1,783)	(228)	(310)	(135)
Total	(26,464)	(29,237)	(17,621)	(3,547)	(4,837)	(3,232)
Derivative financial liabilities
Equity contracts (Put options)	(124)	(124)	—	—	(124)	—
Foreign exchange contracts	(158)	(158)	(52)	(41)	(3)	(62)
Other commodities contracts[1]	(616)	(616)	(138)	(148)	(217)	(113)
Total	(898)	(898)	(190)	(189)	(344)	(175)

1.	Commodity contracts include base metals, freight, energy and emission rights.
Cash flow hedges
The following tables present the periods in which the derivatives designated as cash flows hedges are expected to mature:

	December 31, 2019
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2021	After 2021
Foreign exchange contracts	46	67	(17)	(4)	—	—
Commodities	(275)	(12)	(27)	(40)	(47)	(149)
Emission rights	88	(4)	—	92	—	—
Total	(141)	51	(44)	48	(47)	(149)

	December 31, 2018
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2020	After 2020
Foreign exchange contracts	329	329	4	—	(1)	(3)
Commodities[1]	(588)	(8)	(39)	(77)	(143)	(321)
Emission rights	317	—	—	206	111	—
Total	58	321	(35)	129	(33)	(324)

1.
The commodities balance as of December 31, 2018 shown above has been revised to correct the prior period disclosure, increasing the liability balance of commodities by 568 for the special payment in the pellet purchase agreement described in note 6.1.5. The revision only impacted the amount disclosed above and the hedging instruments table below and otherwise had no impact on the Company’s consolidated financial statements. The Company has evaluated the impact of the revision and determined that it did not have a material impact on any of its prior period annual consolidated financial statements.

Associated gains or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which the realized and unrealized gains or losses on derivatives designated as cash flows hedges recognized in other comprehensive income, net of tax, are expected to impact the

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

consolidated statements of operations:

	December 31, 2019
	Cash flow reserve	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2021	After 2021
Foreign exchange contracts	13	9	1	3	—	—
Commodity contracts	(106)	(16)	(19)	(27)	(44)	—
Emission rights	310	72	73	145	16	4
Total	217	65	55	121	(28)	4

	December 31, 2018
	Cash flow reserve	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2020	After 2020
Foreign exchange contracts	4	—	—	4	—	—
Commodity contracts	(390)	(34)	(32)	(59)	(115)	(150)
Emission rights	778	46	47	93	87	505
Total	392	12	15	38	(28)	355

The following tables summarize the effect of hedge accounting on ArcelorMittal’s consolidated statement of financial position, statement of comprehensive income and statement of changes in equity.

	December 31, 2019
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	5,207	80	(34)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards[1]	531	14	(93)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards[1]	721	—	(196)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	559	104	(16)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Total	—	198	(339)

1.	Including energy forwards

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2019
Hedging Instruments	Cash flow hedge reserve at December 31, 2018	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve at December 31, 2019
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	282	76	(4)	(323)	Sales	31
Price risk - Commodities forwards	(399)	272	21	—	Sales, Cost of sales	(106)
Price risk - Emission rights forwards	778	(32)	(436)	—	Cost of sales	310
Total	661	316	(419)	(323)		235

	December 31, 2018
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	7,465	332	—	Prepaid expenses and other current assets
Price risk - Commodities forwards	350	—	(124)	Accrued expenses and other liabilities
Price risk - Commodities forwards	491	—	(454)	Other long-term obligations
Price risk - Energy forwards	765	—	(9)	Other long-term obligations
Price risk - Emission rights forwards	1,091	205	—	Prepaid expenses and other current assets
Price risk - Emission rights forwards	79	112	—	Other assets
Total	10,241	649	(587)

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2018
Hedging Instruments	Cash flow hedge reserve at December 31, 2017	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve at December 31, 2018
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	(141)	284	—	139	n/a	282
Price risk - Commodities forwards[1]	18	(543)	126	—	Sales, Cost of sales	(399)
Price risk - Emission rights forwards	84	694	—	—	n/a	778
Total	(39)	435	126	139		661

1.
The price risk - commodities forward balance as of December 31, 2018 shown above has been revised to correct the prior period disclosure decreasing the Hedging gains or losses of the reporting period and the cash flow hedge reserve by 381 for the special payment in the pellet purchase agreement described in note 6.1.5. The revision only impacted the disclosed amount in the maturities table above and this hedge accounting table and otherwise had no impact on the Company’s consolidated financial statements. The Company has evaluated the impact of the revision and determined that it did not have a material impact on any of its prior period annual consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Net investment hedge
In December 2014, the Company entered into euro/U.S. dollar cross currency swaps (“CCS”) to hedge a euro denominated net investment in foreign operations amounting to €303 million, and designated them as a net investment hedge. The euro/U.S. dollar CCS with a notional of 375 were unwound on January 14, 2016. A deferred gain of 83, net of a deferred tax expense of 24, will be recycled to the consolidated statements of operations when the hedged assets are disposed of.
On May 27, 2015, the Company entered into additional euro/U.S. dollar CCS with a notional of 1,000 to hedge a euro denominated net investment in foreign operations amounting to €918 million, and designated them as a net investment hedge. As of December 31, 2019 and 2018, the euro/U.S. dollar CCS have a fair value loss of 41, net of a deferred tax of 12, and a fair value loss of 101, net of a deferred tax of 28, respectively. Fair value movements have been recorded in the consolidated statements of other comprehensive income. The fair value of the remaining CCS is included in other long-term obligations in the consolidated statements of financial position. The remaining CCS is categorized as Level 2. The euro/U.S. dollar CCS with a notional of 500 were unwound on July 31, 2019. A deferred loss of 16, will be recycled to the consolidated statements of operations when the hedged assets are disposed of.
In March 2018, the Company entered into additional euro/U.S. dollar CCS with a notional of 100 to hedge a euro denominated net investment in foreign operation amounting to €81 million, and designated them as a net investment hedge. The CCS was categorized as Level 2 and the fair value movements were recorded in the consolidated statements of other comprehensive income. The euro/U.S. dollar CCS with a notional of 100 was unwound on June 18, 2018. A deferred gain of 8 will be recycled to the consolidated statements of operations when the hedged assets are disposed of.
In April 2019, the Company entered into additional euro/U.S. dollar CCS with a notional of 200 to hedge a euro denominated net investment in foreign operation amounting to €178 million, and designated them as a net investment hedge. The CCS was categorized as Level 2 and the fair value movements were recorded in the consolidated statements of other comprehensive income. The euro/U.S. dollar CCS with a notional of 200 were unwound on November 26, 2019. A deferred gain of 11 will be recycled to the consolidated statements of operations when the hedged assets are disposed of.
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€6,922 million as of December 31, 2019) as a hedge of certain euro denominated investments (€8,070 million as of December 31, 2019) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation of the euro/U.S dollar spot rate, which causes the amount of the net investments to vary. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S dollar spot rate. As of December 31, 2019, the Company recognized 109 foreign exchange gains arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve. The hedging instrument is categorized as Level 2.
Derivative hedging instruments in net investment hedges are as follows:

Derivatives	Notional amount	Date traded	Fair value at December 31, 2018	Change in fair value	Fair value as of December 31, 2019[1]
CCS 10Y	300	May 27, 2015	(39)	14	(25)
CCS 10Y	160	May 27, 2015	(21)	8	(13)
CCS 10Y	40	May 27, 2015	(6)	3	(3)
Total	500		(66)	25	(41)

1.	The net investment hedges were fully effective. As such, the change in fair value is entirely recorded in other comprehensive income.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2019
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2019	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	500	—	(41)	Other long-term obligations	—	n/a	33
Foreign exchange risk - EUR debt	7,788	—	(7,777)	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	n/a	567
Total	8,288	—	(7,818)		—		600

Derivatives	Notional amount	Date traded	Fair value at December 31, 2017	Change in fair value	Fair value as of December 31, 2018[1]
CCS 5Y	500	May 27, 2015	(64)	29	(35)
CCS 10Y	300	May 27, 2015	(56)	17	(39)
CCS 10Y	160	May 27, 2015	(30)	9	(21)
CCS 10Y	40	May 27, 2015	(7)	1	(6)
Total	1,000		(157)	56	(101)

1.	The net investment hedges were fully effective. As such, the change in fair value is entirely recorded in other comprehensive income.

	December 31, 2018
Hedging Instrument	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position in which the hedged item is located	Change in value used for calculating hedge ineffectiveness for 2018	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedge
Foreign exchange risk - Cross Currency Swap	1,000	—	(101)	Other long-term obligations	—	n/a	28
Foreign exchange risk - EUR debt	5,931	—	(5,918)	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	n/a	474
Total	6,931	—	(6,019)		—		502

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Fair values of raw material, freight, energy and emission rights instruments categorized as Level 2 are as follows:

	December 31,
	2019	2018
Base metals	(6)	(9)
Freight	7	—
Energy (oil, gas, electricity)	(92)	(5)
Emission rights	88	317
Total	(3)	303

Derivative assets associated with raw materials, energy, freight and emission rights	152	351
Derivative liabilities associated with raw materials, energy, freight and emission rights	(155)	(48)
Total	(3)	303

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
Emission rights
Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, as amended by the European Directive 2009/29/EC of April 23, 2009, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (mainly forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2019 and 2018, the Company had a net notional position of 557 with a net positive fair value of 88 and a net notional position of 1,170 with a net positive fair value of 317, respectively.
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
Sensitivity analysis
Foreign currency sensitivity
The following tables detail the Company’s derivative financial instruments' sensitivity to a 10% strengthening and a 10% weakening in the U.S. dollar against the euro. A positive number indicates an increase in profit or loss and other equity, where a negative number indicates a decrease in profit or loss and other equity.
The sensitivity analysis includes the Company’s complete portfolio of foreign currency derivatives outstanding. The impact on the non €/$ derivatives reflects the estimated move of such currency pairs, when the U.S. dollar appreciates or depreciates 10% against the euro, based on computations of correlations in the foreign exchange markets in 2019 and 2018.

	December 31, 2019
	Income	Other Equity
10% strengthening in U.S. dollar	(104)	325
10% weakening in U.S. dollar	113	(252)

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

	December 31, 2019
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	30	—
100 bp decrease	(30)	—

	December 31, 2018
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	1	—
100 bp decrease	(1)	—

1.	Please refer to note 6.1.4 for a description of net debt (including fixed and floating portion)

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

	December 31, 2019
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	2	15
Iron Ore	—	—
Freight	—	—
Emission rights	—	65
Energy	—	71
-10% in prices
Base Metals	(2)	(15)
Iron Ore	—	—
Freight	—	—
Emission rights	—	(65)
Energy	—	(71)

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2018
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	(1)	19
Iron Ore	—	1
Freight	3	—
Emission rights	—	149
Energy	—	75
-10% in prices
Base Metals	1	(19)
Iron Ore	—	(1)
Freight	(3)	—
Emission rights	—	(149)
Energy	—	(75)

NOTE 7: LEASES
As a lessee, the Company assesses if a contract is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date, except for short-term leases of twelve months or less and leases for which the underlying asset is of low value, which are expensed in the consolidated statement of operations on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if not readily determinable, the incremental borrowing rate specific to the country, term and currency of the contract. Lease payments can include fixed payments, variable payments that depend on an index or rate known at the commencement date, as well as any extension or purchase options, if the Company is reasonably certain to exercise these options. The lease liability is subsequently measured at amortized cost using the effective interest method and remeasured with a corresponding adjustment to the related right-of-use asset when there is a change in future lease payments in case of renegotiation, changes of an index or rate or in case of reassessments of options.
The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are also subject to testing for impairment if there is an indicator for impairment.

Variable lease payments not included in the measurement of the lease liabilities are expensed to the consolidated statement of operations in the period in which the events or conditions which trigger those payments occur.

In the statement of financial position, right-of-use assets and lease liabilities are classified, respectively, as part of property, plant and equipment and short-term/long-term debt.
Following the adoption of IFRS 16 "Leases" as described in note 1 on January 1, 2019, the Company recognized lease liabilities and right-of-use assets for operating lease contracts with fixed terms and future minimum lease payments as summarized in the following table:

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Non-cancellable operating lease commitments as of December 31, 2018*	1,869
Recognition exemption for leases of low-value assets	(58)
Recognition exemption for short-term leases	(20)
Undiscounted operating lease commitments as of January 1, 2019	1,791
Effects of discounting using incremental borrowing rates (weighted average rate of 4.7%)	(632)
Lease liabilities related to assets held for sale	(23)
Additional lease liabilities as of January 1, 2019 from leases previously classified as operating leases in accordance with IAS 17	1,136
* As reported in the consolidated financial statements for the year ended December 31, 2018 - note 8.4

Following the application of the modified retrospective method at the date of implementation of IFRS 16 on January 1, 2019, whereby right-of-use assets of 1,405 were measured at an amount equal to the lease liabilities of 1,136, increased by 77 related to favorable terms of operating leases acquired as part of previous business combinations and 192 related to amounts prepaid for the right of use of land, both reclassified from intangible assets. There was no impact on deferred tax assets and deferred tax liabilities as the corresponding deferred tax assets and deferred tax liabilities attributable to the lease liabilities and right-of-use assets relate to income taxes levied by the same taxation authority within the same legal entity and were therefore offset.
For leases that were classified as finance leases applying IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of initial application is the carrying amount of the lease asset and lease liability immediately before that date measured applying IAS 17 on December 31, 2018. The carrying amount of finance lease assets and lease liabilities was 363 and 423, respectively as of December 31, 2018. Accordingly, the total right-of-use assets and lease liabilities as of January 1, 2019 were 1,768 and 1,559, respectively.
There were no impacts on retained earnings upon implementation of IFRS 16.
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There are no sale and lease back transactions and no restrictions or covenants are imposed by the Company's current effective lease contracts.
The lease liabilities were 1,127 as of December 31, 2019. The corresponding interest expense for the twelve months ended December 31, 2019, amounted to 98. The portion of the lease payments recognized as a reduction of the lease liabilities and as a cash outflow from financing activities amounted to 320 for the twelve months ended December 31, 2019.
The decrease in the total right-of-use assets and lease liabilities during the year ended December 31, 2019 included the decrease in right-of-use assets and lease liabilities by 390 and 400, respectively, due to the sale of a 50% controlling interest in Global Chartering to DryLog. See note 2.3.1.
The maturity analysis of the lease liabilities as of December 31, 2019, is as follows:

	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	279	369	209	513	1,370

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The right-of-use assets as of December 31, 2019 and the depreciation and impairment charges for the twelve months ended December 31, 2019 amounted to 1,235 and 406, respectively, and are shown below by underlying class of asset:

	Carrying amount	Depreciation and impairment charges
Land, buildings and improvements	854	(118)
Machinery, equipment and others	381	(288)
Total	1,235	(406)

The additions to right-of-use assets amounted to 259 for the twelve months ended December 31, 2019.
The Company recognizes the expenses of short-term leases and leases of low-value assets on a straight-line basis over the lease term. The expenses related to short-term leases and leases of low-value assets were 165 and 68, respectively, for the twelve months ended December 31, 2019.
Expenses related to variable lease payments not included in the measurement of lease liabilities were 65 for the twelve months ended December 31, 2019. Such lease payments relate to rental fees that vary based on the actual level of activities or performance of the underlying leased assets such as a percentage of sales of the Company's goods through certain leased commercial warehouses and fixed rental fees per actual unit of output produced or transported by the leased assets.
An estimation of the future cash outflows to which the Company is potentially exposed in relation to those contracts involving variable lease payments, which are not reflected in the measurement of lease liabilities as of December 31, 2019, is as follows:

	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	61	91	69	73	294

Also, some of the Company's lease contracts have extension and/or termination options as well as residual value guarantees whose amounts are not reflected in the measurement of the lease liabilities as of December 31, 2019. The potential addition/(reduction) in future cash outflows to which the Company is exposed in case such options are exercised or the guarantees required are as shown in the table below.

	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	1	8	13	16	38
Potential termination options	(2)	(2)	(1)	(1)	(6)
Potential residual value guarantees	1	1	1	—	3
Undiscounted amounts related to lease contracts not yet commenced and therefore not included in the recognized lease liabilities as of December 31, 2019, to which the Company is committed are described below:

	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	2	8	8	13	31

There were neither income from subleasing right-of-use assets nor gains or losses from sales and leaseback for the twelve months ended December 31, 2019.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

NOTE 8: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS
8.1 Employees and key management personnel
As of December 31, 2019, 2018 and 2017, ArcelorMittal had approximately 191,000, 209,000 and 197,000 employees, respectively, and the total annual compensation of ArcelorMittal’s employees in 2019, 2018 and 2017 was as follows:

	Year Ended December 31,
Employee Information	2019	2018	2017
Wages and salaries	8,380	8,176	7,912
Defined benefits cost (see note 8.2)	201	264	265
Loss following new labor agreement in the U.S. (see note 8.2)	—	15	—
Other staff expenses	1,668	2,004	1,791
Total	10,249	10,459	9,968

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, expensed in 2019, 2018 and 2017 was as follows:

	Year Ended December 31,
	2019	2018	2017
Base salary and directors fees	8	8	8
Short-term performance-related bonus	9	8	7
Post-employment benefits	1	1	1
Share-based payments	—	4	3

The fair value of the shares allocated based on Restricted Share Unit (“RSU”) and Preference Share Unit (“PSU”) plans to the ArcelorMittal’s key management personnel was recorded as an expense in the consolidated statements of operations over the relevant vesting periods.
As of December 31, 2019, 2018 and 2017, ArcelorMittal did not have any outstanding loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2019, 2018 and 2017, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

8.2 Deferred employee benefits
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
Termination plans are those plans that primarily correspond to terminating an employee’s contract following the decision of the employee before the normal retirement date. Liabilities for termination plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to the termination plans are calculated annually on the basis of the number of employees that have taken or contractually agreed to take early retirement and are discounted using an interest rate that corresponds to that of high quality bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Provisions for social plans are recorded in connection with voluntary separation plans. Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. The Company recognizes a liability and expense when it can no longer withdraw the offer or, if earlier, when it has a detailed formal plan which has been communicated to employees or their representatives.
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

•
Discount rates – The discount rate is based on several high quality corporate bond indexes and yield curves in the appropriate jurisdictions. In countries where there is no deep market in such bonds, the market rates on government bonds are used. Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Statements of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2019	2018
Pension plan benefits	3,289	3,034
Other post-employment benefits and other long-term employee benefits ("OPEB")	3,792	3,600
Termination benefits	198	222
Defined benefit liabilities	7,279	6,856
Provisions for social plans (non-current)	64	126
Total	7,343	6,982

This note, including the table above, discloses the following benefit categories:

•	pension plan benefits are pension plans and lump sum benefits that are classified under post employment benefits as required by IAS 19 which are not mandatory by law;

•
other post employment and other long-term employee benefits, also referred to as, OPEB which includes all other post employment benefits as defined in IAS 19 (e.g. lump sum benefits which are mandatory by law, medical insurance and life insurance) together with all other long-term employee benefits as defined in IAS 19;

•	termination benefits, which relate to provisions for long term termination benefits as defined in IAS 19 (e.g. early retirement benefits); and

•	provisions for social plans (non-current) which relate to provisions for social plans in restructuring provisions as required by IAS 37.

The termination benefits mainly relate to European countries (Belgium, Spain, Germany and Luxembourg).
Pension plans
This section includes post employment benefits that are pension plan and lump sum benefits which are not mandatory by law. A summary of the significant defined benefit pension plans is as follows:

U.S.
ArcelorMittal USA’s pension plan is a non-contributory defined benefit plan covering approximately 12% of its employees. Certain non-represented salaried employees hired before 2003 receive pension benefits which are determined under a “Cash Balance” formula as an account balance which grows with interest credits and allocations based on a percentage of pay. Most wage employees represented by a union hired before November 2005 receive a monthly benefit at retirement based on a fixed rate and years of service. These plans are closed to new participants.
Represented employees hired after November 2005 and employees at locations which were acquired from International Steel Group Inc. receive defined pension benefits through a multi-employer pension plan that is accounted for as a defined contribution plan, due to the limited information made available to each of the 485 (as of December 31, 2018) different participating employers. ArcelorMittal USA’s labor agreement with the United Steelworkers (“USW”) on September 1, 2018 increased the contributions to the multi-employer plan to $3.50 per contributory hour from $2.80. Changes to the defined pension plan under the new labor agreement, principally for a higher monthly benefit rate for certain periods of service, resulted in an expense of 25 recorded in cost of sales in the consolidated statements of operations in 2018.
Canada
The primary pension plans are those of ArcelorMittal Dofasco, AMMC and ArcelorMittal Long Products Canada.
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
The AMMC defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service for union employees. This plan was closed for new non-union hires on December 31, 2009 and replaced by a defined contribution pension plan with contributions related to age and service. Effective January 1, 2015, AMMC implemented a plan to transition its non-union employees who were still benefiting under the defined benefit plan to a defined contribution pension plan. Transition dates can extend up to January 1, 2025 depending on the age and service of each member.
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
Brazil
The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions. On December 28, 2018, the Brazilian Autarchy that oversees pension funds called PREVIC (Complementary Pension National Superintendence) approved a planned settlement of the major defined benefit plans. The transaction was completed in 2019 and reduced the defined benefit obligation by 169 and fair value of the plan asset by 143. The settlement gain of 26 was recognized in cost of sales and selling, general and administrative expenses.
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
As from December 2015 new Belgian legislation modifies the minimum guaranteed rates of return applicable to Belgian defined contribution plans. For insured plans, the rates of 3.25% on employer contributions and 3.75% on employee contributions will continue to apply to the accumulated pre-2016 contributions. For contributions paid as from January 1, 2016, a new variable minimum guaranteed rate of return applies. From 2016 through 2019, the minimum guaranteed rate of return was 1.75% and this is also the best estimate for 2020. Due to the statutory minimum guaranteed return, Belgian defined contribution plans do not meet the definition of defined contribution plans under IFRS. Therefore, the Belgian defined contribution plans are classified as defined benefit plans.
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

	Year ended December 31, 2019
	Total	United States	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	9,872	3,266	3,001	724	2,716	165
Current service cost	114	26	21	—	58	9
Interest cost on DBO	367	130	110	58	47	22
Past service cost - Plan amendments	4	—	—	2	2	—
Plan participants’ contribution	2	—	—	—	2	—
Settlements	(172)	—	—	(169)	(3)	—
Actuarial (gain) loss	1,001	342	277	121	176	85
Demographic assumptions	16	2	43	—	(29)	—
Financial assumptions	949	334	213	138	209	55
Experience adjustment	36	6	21	(17)	(4)	30
Benefits paid	(652)	(261)	(201)	(42)	(127)	(21)
Foreign currency exchange rate differences and other movements	93	2	152	(30)	(41)	10
Benefit obligation at end of the period	10,629	3,505	3,360	664	2,830	270

Change in plan assets
Fair value of plan assets at beginning of the period	6,877	2,676	2,664	655	882	—
Interest income on plan assets	256	95	92	54	15	—
Return on plan assets greater than discount rate	808	360	305	79	64	—
Employer contribution	77	7	27	2	41	—
Plan participants’ contribution	2	—	—	—	2	—
Settlement	(146)	—	—	(143)	(3)	—
Benefits paid	(541)	(257)	(200)	(42)	(42)	—
Foreign currency exchange rate differences and other movements	62	—	133	(29)	(42)	—
Fair value of plan assets at end of the period	7,395	2,881	3,021	576	917	—

Present value of the wholly or partly funded obligation	(9,012)	(3,476)	(3,345)	(663)	(1,528)	—
Fair value of plan assets	7,395	2,881	3,021	576	917	—
Net present value of the wholly or partly funded obligation	(1,617)	(595)	(324)	(87)	(611)	—
Present value of the unfunded obligation	(1,617)	(29)	(15)	(1)	(1,302)	(270)
Prepaid due to unrecoverable surpluses	(30)	—	(25)	(2)	(3)	—
Net amount recognized	(3,264)	(624)	(364)	(90)	(1,916)	(270)

Net assets related to funded obligations	25	8	13	—	4	—
Recognized liabilities	(3,289)	(632)	(377)	(90)	(1,920)	(270)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(27)	—	(21)	(3)	(3)	—
Interest cost on unrecoverable surplus	(1)	—	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	(1)	—	(2)	1	—	—
Exchange rates changes	(1)	—	(1)	—	—	—
Unrecoverable surplus at end of the period	(30)	—	(25)	(2)	(3)	—

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	Year ended December 31, 2018
	Total	United States	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	10,835	3,508	3,481	766	2,990	90
Current service cost	136	31	25	3	68	9
Interest cost on DBO	360	120	110	68	42	20
Past service cost - Plan amendments	25	25	—	—	—	—
Plan participants’ contribution	3	—	1	—	2	—
Settlements	(76)	—	(61)	—	—	(15)
Actuarial (gain) loss	(290)	(159)	(72)	50	(104)	(5)
Demographic assumptions	20	9	1	—	10	—
Financial assumptions	(311)	(163)	(75)	38	(92)	(19)
Experience adjustment	1	(5)	2	12	(22)	14
Benefits paid	(671)	(259)	(203)	(48)	(144)	(17)
Termination benefits	6	—	—	—	6	—
Foreign currency exchange rate differences and other movements	(456)	—	(280)	(115)	(144)	83
Benefit obligation at end of the period	9,872	3,266	3,001	724	2,716	165

Change in plan assets
Fair value of plan assets at beginning of the period	7,822	2,993	3,167	723	924	15
Interest income on plan assets	267	92	97	63	15	—
Return on plan assets greater/(less) than discount rate	(333)	(197)	(142)	20	(15)	1
Employer contribution	151	42	59	6	44	—
Plan participants’ contribution	3	—	1	—	2	—
Settlements	(78)	—	(63)	—	—	(15)
Benefits paid	(550)	(254)	(203)	(48)	(45)	—
Foreign currency exchange rate differences and other movements	(405)	—	(252)	(109)	(43)	(1)
Fair value of plan assets at end of the period	6,877	2,676	2,664	655	882	—

Present value of the wholly or partly funded obligation	(8,537)	(3,238)	(2,988)	(723)	(1,500)	(88)
Fair value of plan assets	6,877	2,676	2,664	655	882	—
Net present value of the wholly or partly funded obligation	(1,660)	(562)	(324)	(68)	(618)	(88)
Present value of the unfunded obligation	(1,335)	(28)	(13)	(1)	(1,216)	(77)
Prepaid due to unrecoverable surpluses	(27)	—	(21)	(3)	(3)	—
Net amount recognized	(3,022)	(590)	(358)	(72)	(1,837)	(165)

Net assets related to funded obligations	12	—	9	—	3	—
Recognized liabilities	(3,034)	(590)	(367)	(72)	(1,840)	(165)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(34)	—	(23)	(3)	(6)	(2)
Interest cost on unrecoverable surplus	(1)	—	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	6	—	2	(1)	3	2
Exchange rates changes	2	—	1	1	—	—
Unrecoverable surplus at end of the period	(27)	—	(21)	(3)	(3)	—

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year ended December 31, 2019
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	114	26	21	—	58	9
Past service cost - Plan amendments	4	—	—	2	2	—
Past service cost - Settlements	(26)	—	—	(26)	—	—
Net interest cost/(income) on net DB liability/(asset)	112	35	19	4	32	22
Total	204	61	40	(20)	92	31

	Year ended December 31, 2018
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	136	31	25	3	68	9
Past service cost - Plan amendments	25	25	—	—	—	—
Past service cost - Settlements	2	—	2	—	—	—
Cost of termination benefits	6	—	—	—	6	—
Net interest cost/(income) on net DB liability/(asset)	94	28	14	5	27	20
Total	263	84	41	8	101	29

	Year ended December 31, 2017
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	125	32	26	4	60	3
Past service cost - Plan amendments	14	—	13	—	1	—
Net interest cost/(income) on net DB liability/(asset)	106	48	13	4	31	10
Total	245	80	52	8	92	13

Other post-employment benefits and other long-term employee benefits ("OPEB")
This section includes post employment employees benefits that are not disclosed above (i.e. includes lump sum benefits which are mandatory by law, medical insurance and life insurance). In addition, this section includes all other long-term employee benefits.

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
ArcelorMittal’s USA new labor agreement with the United Steelworkers ("USW") was ratified in 2018. This labor agreement is in effect until September 1, 2022. There were minor changes for OPEB in the new contract mainly related to healthcare post-employment premiums paid by participants. The changes resulted in a gain of 10 recorded in cost of sales in the consolidated statement of operations in 2018.
ArcelorMittal USA’s labor contract requires payments into a Voluntary Employee Beneficiary Association (“VEBA”) trust based on 5% of AMUSA’s operating income. Contributions can also be withdrawn from the trust to reimburse the company for benefits paid above certain levels. In 2018 and 2019 withdrawals exceeded contributions. The Company has significant assets mostly in the VEBA post-employment benefit plan. These assets consist of 69% in fixed income and 31% in equities. The total fair value of the assets in the VEBA trust was 451 as of December 31, 2019.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

	Year ended December 31, 2019
	Total	United States	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	4,098	2,907	591	531	69
Current service cost	80	40	9	28	3
Interest cost on DBO	163	124	22	11	6
Plan participants’ contribution	29	29	—	—	—
Actuarial (gain) loss	129	29	67	26	7
Demographic assumptions	4	(11)	15	—	—
Financial assumptions	256	169	53	25	9
Experience adjustment	(131)	(129)	(1)	1	(2)
Benefits paid	(242)	(170)	(31)	(37)	(4)
Foreign currency exchange rate differences and other movements	37	17	30	(13)	3
Benefit obligation at end of the period	4,294	2,976	688	546	84

Change in plan assets
Fair value of plan assets at beginning of the period	498	491	—	7	—
Interest income on plan assets	20	20	—	—	—
Return on plan assets greater/(less) than discount rate	37	37	—	—	—
Employer contribution	(25)	(25)	—	—	—
Plan participants’ contribution	29	29	—	—	—
Benefits paid	(57)	(56)	—	(1)	—
Fair value of plan assets at end of the period	502	496	—	6	—

Present value of the wholly or partly funded obligation	(575)	(531)	—	(44)	—
Fair value of plan assets	502	496	—	6	—
Net present value of the wholly or partly funded obligation	(73)	(35)	—	(38)	—
Present value of the unfunded obligation	(3,719)	(2,445)	(688)	(502)	(84)
Net amount recognized	(3,792)	(2,480)	(688)	(540)	(84)

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year ended December 31, 2019
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	80	40	9	28	3
Net interest cost/(income) on net DB liability/(asset)	143	104	22	11	6
Actuarial (gains)/losses recognized during the year	8	—	—	8	—
Total	231	144	31	47	9

	Year ended December 31, 2018
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	85	49	10	25	1
Past service cost - Plan amendments	(13)	(10)	(1)	(2)	—
Past service cost - Curtailments	(2)	—	—	(2)	—
Net interest cost/(income) on net DB liability/(asset)	138	103	21	12	2
Actuarial (gains)/losses recognized during the year	7	—	—	7	—
Total	215	142	30	40	3

	Year ended December 31, 2017
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	100	58	9	26	7
Past service cost - Plan amendments	4	—	1	2	1
Net interest cost/(income) on net DB liability/(asset)	204	159	23	11	11
Actuarial (gains)/losses recognized during the year	2	—	—	2	—
Total	310	217	33	41	19

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year ended December 31,
	2019	2018	2017
Net periodic pension cost	204	263	245
Net periodic OPEB cost	231	215	310
Total	435	478	555

Cost of sales	142	212	220
Selling, general and administrative expenses	30	34	23
Financing costs - net	263	232	312
Total	435	478	555

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Plan Assets
The weighted-average asset allocations for the funded defined benefit plans by asset category were as follows:

	December 31, 2019
	United States	Canada	Brazil	Europe
Equity Securities	40%	44%	6%	2%
- Asset classes that have a quoted market price in an active market	13%	34%	6%	2%
- Asset classes that do not have a quoted market price in an active market	27%	10%	—	—
Fixed Income Securities (including cash)	43%	48%	88%	73%
- Asset classes that have a quoted market price in an active market	—	42%	88%	73%
- Asset classes that do not have a quoted market price in an active market	43%	6%	—	—
Real Estate	3%	6%	1%	—
- Asset classes that have a quoted market price in an active market	—	—	1%	—
- Asset classes that do not have a quoted market price in an active market	3%	6%	—	—
Other	14%	2%	5%	25%
- Asset classes that have a quoted market price in an active market	5%	—	5%	5%
- Asset classes that do not have a quoted market price in an active market	9%	2%	—	20%	[1]
Total	100%	100%	100%	100%

	December 31, 2018
	United States	Canada	Brazil	Europe
Equity Securities	35%	42%	—	3%
- Asset classes that have a quoted market price in an active market	12%	33%	—	3%
- Asset classes that do not have a quoted market price in an active market	23%	9%	—	—
Fixed Income Securities (including cash)	46%	50%	78%	72%
- Asset classes that have a quoted market price in an active market	—	44%	78%	67%
- Asset classes that do not have a quoted market price in an active market	46%	6%	—	5%
Real Estate	5%	6%	1%	—
- Asset classes that have a quoted market price in an active market	—	—	1%	—
- Asset classes that do not have a quoted market price in an active market	5%	6%	—	—
Other	14%	2%	21%	25%
- Asset classes that have a quoted market price in an active market	4%	2%	21%	4%
- Asset classes that do not have a quoted market price in an active market	10%	—	—	21%	[1]
Total	100%	100%	100%	100%

1.	The percentage consists primarily of assets from insurance contracts in Belgium.
These assets do not include direct investments in ArcelorMittal stock or ArcelorMittal bonds. These assets may include ArcelorMittal shares or bonds held by mutual fund investments. The invested assets produced an actual return of 1,121 in 2019 and a loss of 82 in 2018.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	December 31, 2019
	United States	Canada	Brazil	Europe
Equity Securities	38%	45%	6%	3%
Fixed Income Securities (including cash)	44%	48%	88%	72%
Real Estate	3%	6%	1%	—
Other	15%	1%	5%	25%	[1]
Total	100%	100%	100%	100%

1.	The percentage consists primarily of assets from insurance contracts in Belgium.
Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2019	2018	2017	2019	2018	2017
Discount rate
Range	1.00% - 10.50%	1.75% - 16.00%	1.50% - 15.00%	1.00% - 7.25%	1.75% - 9.50%	1.30% - 7.65%
Weighted average	2.90%	3.80%	3.45%	3.06%	3.98%	3.60%
Rate of compensation increase
Range	1.90% - 10.00%	2.00% - 10.00%	1.80% - 9.00%	1.60% - 4.80%	2.00% - 4.80%	2.00% - 4.50%
Weighted average	2.80%	2.85%	2.81%	2.95%	3.24%	3.32%

	Other Post-employment Benefits
	2019	2018	2017
Healthcare cost trend rate assumed
Range	1.80% - 5.00%	1.80% - 8.00%	1.80% - 5.00%
Weighted average	4.42%	4.46%	4.48%

Cash contributions and maturity profile of the plans
In 2020, the Company expects its cash contributions to amount to 269 for pension plans, 153 for other post-employment benefits plans, 110 for defined contribution plans and 85 for United States multi-employer plans. Cash contributions to defined contribution plans and to United States multi-employer plans sponsored by the Company, were respectively 120 and 85 in 2019.
At December 31, 2019, the weighted average duration of the liabilities related to the pension and other post-employment benefits plans were 12 years (2018: 12 years) and 15 years (2018: 14 years), respectively.
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
Sensitivity analysis
The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2019, the defined benefit obligation for pension plans was 10,629):

	Effect on 2020 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2019 DBO
Change in assumption
100 basis points decrease in discount rate	(54)	1,321
100 basis points increase in discount rate	42	(1,081)
100 basis points decrease in rate of compensation	(13)	(178)
100 basis points increase in rate of compensation	14	180
1 year increase of the expected life of the beneficiaries	10	302

The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2019 the defined benefit obligation for post-employment benefit plans was 4,294):

	Effect on 2020 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect on December 31, 2019 DBO
Change in assumption
100 basis points decrease in discount rate	(3)	682
100 basis points increase in discount rate	2	(536)
100 basis points decrease in healthcare cost trend rate	(29)	(450)
100 basis points increase in healthcare cost trend rate	39	566
1 year increase of the expected life of the beneficiaries	7	162

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.
Multi-employer plans
ArcelorMittal participates in one material multi-employer pension plan in the United States. Under multi-employer plans, several participating employers make contributions into a pension plan. The assets of the plan are not limited to the participants of a particular employer. If an employer is unable to make required contributions to the plan, any unfunded obligations may be borne by the remaining employers. Additionally, if an employer withdraws from the plan, it may be required to pay an amount based on the underfunded status of the plan. As of December 31, 2018, which is the latest period for which information is available, the multi-employer pension plan had a total actuarial liability of 5,504 and assets with market value of 4,504 for a funded ratio of about 82%. ArcelorMittal represented approximately 31% of total contributions made to the plan in the past three years.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

8.3 Share-based payments
ArcelorMittal issues equity-settled share-based payments to certain employees, including stock options, RSUs and PSUs. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. For stock options, RSUs and PSUs, fair value is measured using the Black-Scholes-Merton pricing model and the market value of the shares at the grant date after deduction of dividend payments during the vesting period, respectively. Where the fair value calculation requires modeling of the Company’s performance against other market index, fair value is measured using the Monte Carlo pricing model to estimate the forecasted target performance goal for the company and its peer companies. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility. For the RSUs and PSUs, the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions.
On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the outstanding number of stock options, PSUs and RSUs per employee has been recast for prior periods.
Stock Option Plans
Prior to the May 2011 annual general meeting of shareholders ("AGM") adoption of the ArcelorMittal Equity Incentive Plan described below, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.
Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittal Shares plan that expired in 2009), ArcelorMittal may grant options to purchase common shares to senior management of ArcelorMittal and its associates for up to 100,000,000 (33,333,333 shares after reverse stock split) shares of common shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration, Corporate Governance and Sustainability ("ARCGS") Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

Grant date	Exercise prices (per option)
August 2010	$91.98

No options were granted during the years ended December 31, 2019, 2018, and 2017. The compensation expense recognized for stock option plans was nil for each of the years ended December 31, 2019, 2018 and 2017.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Option activity with respect to ArcelorMittal Shares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2019, 2018 and 2017:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2016	4,682,534	63.42 – 235.32	153.19
Expired	(1,397,659)	63.42 – 235.32	170.40
Outstanding, December 31, 2017	3,284,875	63.42 – 235.32	145.86
Expired	(1,295,500)	63.42 – 235.32	215.77
Outstanding, December 31, 2018	1,989,375	91.98 – 109.14	100.33
Expired	(1,084,985)	91.98 – 109.14	107.29
Outstanding, December 31, 2019	904,390	91.98	91.98

Exercisable, December 31, 2017	3,284,875	63.42 – 235.32	145.86
Exercisable, December 31, 2018	1,989,375	91.98 – 109.14	100.33
Exercisable, December 31, 2019	904,390	91.98	91.98

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2019:

Options Outstanding
Exercise Price (per option)	Number of options	Remaining contractual life (in years)	Options exercisable (number of options)	Maturity
91.98	904,390	0.59	904,390	August 3, 2020

Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)
On May 10, 2011, the AGM approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees (including the Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees.
The maximum number of PSUs (and RSUs previously) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the AGM. The 2017 Cap for the number of PSUs that may be allocated to the CEO Office and other retention based grants below the CEO Office level was approved at the AGM on May 10, 2017 at a maximum of 3,000,000 shares. The 2018 Cap for the number of PSUs that may be allocated to the CEO Office and other retention based grants below the CEO Office level, was approved at the AGM on May 9, 2018 at a maximum of 1,500,000 shares. The 2019 Cap for the number of PSUs that may be allocated to the CEO Office and other performance based grants below the CEO Office level, was approved at the annual shareholders' meeting held on May 7, 2019 at a maximum of 2,500,000 shares.
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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Conditions of the 2019 grant were as follows:

		CEO Office				Other Executive Officers
2019 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%

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

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The plans in 2018, 2017 and 2016 are summarized below:

		CEO Office				Other Executive Officers
2016 Special Grant	●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period			●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group			●
Performance criteria: ROCE and Gap to competition in some areas one target grant: a share will vest if performance is met at target one overperformance grant: a share will vest if performance exceeds 120%

	●	Value at grant: 150% of base salary for the CEO and the President and CFO			●	Vesting conditions:
	●	Vesting conditions:
			Threshold	Target		Performance	100%	≥120%
		TSR/EPS vs. peer group	100% median	≥120% median		Target award vesting	100%	100%
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Overperformance award (=20% of target award)	-	100%
		Vesting percentage	50%	100%
2017 Grant	●	PSUs with a three-year performance period			●	PSUs with a three-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group			●	Performance criteria: TSR and Gap to competition in some areas
	●	Value at grant: 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR vs. peer group	100% median 50% vesting	≥120% median 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Gap to competition (where applicable)	-	100% target 100% vesting
		Vesting percentage	50%	100%
2018 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target				Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE		100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The following table summarizes the Company’s share unit plans outstanding as of December 31, 2019:

At Grant date						Number of shares issued as of December 31, 2019
Grant date	Type of plan	Number of shares	Number of beneficiaries	Maturity	Fair value per share	Shares outstanding	Shares forfeited
December 16, 2019	PSU	1,760,350	517	January 1, 2023	18.57	1,760,350	—
December 16, 2019	CEO Office	172,517	2	January 1, 2023	14.89	172,517	—
December 20, 2018	PSU	1,358,750	524	January 1, 2022	21.31	1,298,550	60,200
December 20, 2018	CEO Office	134,861	2	January 1, 2022	16.58	134,861	—
December 20, 2017	PSU	1,081,447	527	January 1, 2021	18.42	958,082	123,365
December 20, 2017	CEO Office	90,084	2	January 1, 2021	22.85	90,084	—
June 30, 2016	PSU II	3,472,355	554	January 1, 2021	13.17	2,751,076	721,279
June 30, 2016	CEO PSU II	153,268	2	January 1, 2022	16.62	153,268	—
June 30, 2016	CEO PSU I	153,268	2	January 1, 2020	10.68	153,268	—
Total		8,376,900			$10.68 – $22.85	7,472,056	904,844

The compensation expense recognized for RSUs and PSUs was nil, 31 and 31 for the years ended December 31, 2019, 2018 and 2017.
Share unit plan activity is summarized below as of and for each year ended December 31, 2019, 2018 and 2017:

	RSUs		PSUs
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2016	650,254	21.00	8,039,494	15.08
Granted [1]	—	—	1,199,338	19.25
Exited	(303,550)	30.69	(204,855)	43.34
Forfeited	(40,699)	20.32	(437,141)	18.33
Outstanding, December 31, 2017	306,005	11.49	8,596,836	14.83
Granted [2]	—	—	1,577,865	21.32
Exited	(288,721)	11.49	(412,893)	28.98
Forfeited	(17,284)	11.49	(391,348)	16.41
Outstanding, December 31, 2018	—	—	9,370,460	15.34
Granted [3]	—	—	2,018,176	17.96
Exited	—	—	(2,677,011)	13.49
Forfeited	—	—	(1,239,569)	14.25
Outstanding, December 31, 2019	—	—	7,472,056	16.76

1.	Including 27,807 over-performance shares granted for the targets achievement of the PSU grant September 27, 2013.

2.	Including 56,606 over-performance shares granted for the targets achievement of the PSU grant September 17, 2014 and 27,648 of the GMB PSU grant June 30, 2015.

3.	Including 85,309 over-performance shares granted for the targets achievement of the PSU grant December 18, 2015.

NOTE 9: PROVISIONS, CONTINGENCIES AND COMMITMENTS
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

9.1 Provisions overview

	Balance at December 31, 2018	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements		Balance at December 31, 2019
Environmental (see note 9.3)	1,228	97	(95)	(156)	[2]	1,074
Emission rights (see text below)	—	481	—	3		484
Asset retirement obligations (see note 9.3)	422	28	(10)	38		478
Site restoration	141	3	(5)	(3)		136
Staff related obligations	201	65	(64)	(17)		185
Voluntary separation plans	38	30	(13)	(8)		47
Litigation and other (see note 9.3)	369	65	(91)	(31)		312
Tax claims	120	5	(14)	(30)		81
Other legal claims	249	60	(77)	(1)		231
Commercial agreements and onerous contracts	34	29	(16)	(1)		46
Other	101	148	(30)	10		229
	2,534	946	(324)	(165)		2,991
Short-term provisions	539					516
Long-term provisions	1,995					2,475
	2,534					2,991

	Balance at December 31, 2017	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements		Balance at December 31, 2018
Environmental (see note 9.3)	815	24	(90)	479	[2]	1,228
Asset retirement obligations (see note 9.3)	427	26	(11)	(20)		422
Site restoration	40	117	(13)	(3)		141
Staff related obligations	183	75	(46)	(11)		201
Voluntary separation plans	79	3	(56)	12		38
Litigation and other (see note 9.3)	328	79	(76)	38		369
Tax claims	126	13	(14)	(5)		120
Other legal claims	202	66	(62)	43		249
Commercial agreements and onerous contracts	24	14	(20)	16		34
Other	126	19	(32)	(12)		101
	2,022	357	(344)	499		2,534
Short-term provisions	410					539
Long-term provisions	1,612					1,995
	2,022					2,534

1.	Additions exclude provisions reversed or utilized during the same year.

2.	Other movements primarily relate to the provisions in connection with environmental remediation obligations in Italy (see note 9.3).

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

As described in note 6.1.5, the Company uses derivative financial instruments to manage its exposure to fluctuations in prices of emission rights allowances. The expense associated with the provision above was offset by recycling of hedging reserves in 2019 and will be largely offset again in 2020. See note 6.3 for the details of the cash flow hedging in place for emission rights. The Company also receives indirect compensation through rebates on its energy tariffs.
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
Provisions for site restoration are related to costs in connection with the dismantling of site facilities, mainly in France. In the fourth quarter of 2018, the agreement between ArcelorMittal and the French government regarding a six year idling period of the Florange liquid phase expired. The Company will proceed with the definitive closure of the facility and recorded accordingly provisions of 113 as of December 31, 2019 and December 31, 2018 for the dismantling of the facility.
Provisions for staff related obligations primarily concern the United States and Brazil and are related to various employees’ compensation.
Provisions for voluntary separation plans primarily concern plans in Spain, Belgium and the United States which are expected to be settled within one year.
Provisions for litigation include losses relating to present legal obligations that are considered to be probable. Further detail regarding legal matters is provided in note 9.3.
Provisions for commercial agreements and onerous contracts concern primarily onerous contracts recognized in the United States and Brazil.

Additions in other provisions include 126 related to the indemnification arrangement between the Company and Global Chartering (see note 2.3.1). Other provisions comprise as well technical warranties and guarantees.

9.2 Other long-term obligations

	Balance at December 31,
	2019	2018
Derivative financial instruments (see note 6.1.5)	238	708
Payable from acquisition of financial assets	1,340	1,506
Unfavorable contracts	203	217
Income tax payable	251	184
Other	486	404
Total	2,518	3,019

Derivative financial instruments included 138 and 454 as of December 31, 2019 and 2018, respectively, relating to the pellet purchase agreement that contains a special payment in the U.S. (see note 6.1.5). As of December 31, 2018, derivative financial instruments also included 124 relating to the fair value of the put option granted to ISP in the framework of the acquisition of ArcelorMittal Italia (see note 2.2.4) which was reclassified to current liabilities as of December 31, 2019 (see note 4.8).

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

As of December 31, 2019 and 2018, payable from acquisition of financial assets included 1,032 and 1,245, respectively, relating to the non-current portion of the consideration payable with respect to the acquisition of ArcelorMittal Italia and 265 and 253, respectively, relating to the financial liability with respect to the acquisition of AMSF (see note 2.2.4).
Unfavorable contracts of 203 and 217 as of December 31, 2019 and 2018, respectively, mainly related to AMSF (see note 2.2.4).
As of December 31, 2019, income tax payable mainly related to income tax contingencies (including unasserted claims) and withholding tax.

9.3 Environmental liabilities, asset retirement obligations and legal proceedings
Environmental Liabilities
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2019, excluding asset retirement obligations, ArcelorMittal had established provisions of 1,074 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 772 in Europe, 136 in the United States, 127 in South Africa and 39 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.
United States
ArcelorMittal’s operations in the United States have environmental provisions of 136 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 12 is expected to be spent in 2020. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor, Lackawanna, and its closed coal mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 36, with anticipated spending of 2 during 2020, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).
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
ArcelorMittal USA’s Indiana Harbor facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the United States Resource Conservation and Recovery Act (“RCRA”). An ArcelorMittal USA predecessor company entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA entered into a Consent Decree Amendment defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal. The provisions for environmental liabilities include 8 for such sediment assessment and remediation, and 4 for RCRA Corrective Action at the Indiana Harbor facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor, but the potential costs of any such remediation cannot yet be reasonably estimated at this time.
An approximately 489-acre portion of ArcelorMittal USA’s properties in Lackawanna, New York is subject to Resource Conservation and Recovery Act RCRA Corrective Action. RCRA Corrective Action requires the Company to complete a Facilities Assessment ("RFA"), a Facility Investigation ("RFI"), and a Corrective Measures Study ("CMS"). The New York State Department of Environmental Conservation ("NYDEC" ) and the US EPA Region 2 approved the RFA and RFI. ArcelorMittal USA has completed implementation of Interim Measures at eleven of the most significant former solid waste management locations including installation and operation of a ground water treatment system, dredging of a local waterway known as Smokes Creek, and containment of certain onsite wastes at a historic onsite landfill. The CMS was performed by ArcelorMittal USA under a Consent Order with the NYDEC. The CMS assessed the need for additional remedial actions and recommended post- closure activities at 20 additional solid waste management locations on the site. The CMS was completed

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

and accepted as final in 2019 by NYDEC. The NYDEC is currently preparing a draft Remedial Action Plan that selects final comprehensive measures subject to comments from the public and ArcelorMittal USA. ArcelorMittal USA’s provisions for environmental liabilities include 31 for anticipated remediation and post-remediation activities at this site. The provisioned amount is based upon remedial measures recommended in the CMS, including excavation and consolidation of contaminated soil and fill into an on-site containment facilities, as well as expansion and continued operation of groundwater pump and treatment systems.
ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust, which reached the target value in 2017. This target value is based on average spending over the last three years. ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage, which was done during 2019 for the prior year (2018 operating costs). The trust had a market value of 49 as of December 31, 2019. ArcelorMittal USA’s provisions for environmental liabilities include 33 for this matter.
In 2011, the United States EPA Region V issued Notices of Violations ("NOVs") to Indiana Harbor, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self-reported Title V permit concerns. A comprehensive Settlement was reached with the United States EPA and affected state agencies involving all NOVs which is anticipated to encompass self-reported non-compliance through September 30, 2018. This settlement was finalized by the parties and awaits issuance from the federal court in the Northern District of Indiana. The settlement will include payment of penalties and injunctive relief. Liabilities associated with this comprehensive settlement are estimated at 7.
Europe
Environmental provisions for ArcelorMittal’s operations in Europe total 772 and are mainly related to the investigation and remediation of environmental contamination at current and former operating sites in France (72), Belgium (230), Luxembourg (43), Poland (27), Germany (26), Italy (366) and Spain (8). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.
France
In France, there is an environmental provision of 72, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary material.
The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Thionville coke plant, the remediation process is ongoing. At Moyeuvre-Petite, the operation of covering the sludge basins is underway. ArcelorMittal is responsible for closure and final rehabilitation of the rest of the site, that is to say the former Conroy and Pérotin slag-heaps, from which the administrative procedure for cessation of activity is underway. The year 2020 will be devoted in particular to the development of the detailed remediation project. At other sites, ArcelorMittal France is responsible for monitoring the concentration of organic compound and heavy metals in soil and groundwater. Following the official closure at the end of 2018 of the liquid phase in Florange, ArcelorMittal France has started the studies to dismantle the site and recorded a site restoration provision of 113 related to such activity (see note 9.1).
ArcelorMittal France has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law and to the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent environmental damage, treatment and elimination of waste and financial guarantees demanded by Public Authorities. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

ArcelorMittal France also has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills: the stocking areas at the Dunkirk site need to be restored to comply with local law.
Industeel France has an environmental provision that principally relates to ground remediation at the Le Creusot site and to the rehabilitation of waste disposal areas at the Châteauneuf site.
Belgium
In Belgium, there is an environmental provision of 230 of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.
Luxembourg
In Luxembourg, there is an environmental provision of 43, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.
In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually liable to clean the site and move approximately 400,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Mondercange, Differdange and Dommeldange. In addition, ArcelorMittal Luxembourg has secured the disposal of laddle slag, sludge and certain other residues coming from different sites at the Differdange dump for a total volume of 1,400,000 cubic meters until mid 2023. A provision of 35 covers these obligations.
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
Italy
In Italy, ArcelorMittal Italia has environmental provisions of 366.
A provision of 155 relates to remediation activities to be carried out in the site of Taranto derived from obligations on the previous operator that have been transferred to ArcelorMittal Italia through the environmental permit, the most significant elements being the waterproofing of certain areas to confine historical pollution, the removal of historical accumulation of process materials mainly consisting of blast furnace ("BF") and basic oxygen furnace ("BOF") dusts and sludges and scales, an action plan for the removal and disposal of asbestos-containing materials present on site, the dismantling of several installations no longer in operation, the dredging of the discharge channel and disposal of the sludge removed, the decontamination of high depth groundwater in the primary yards area and the capping of an exhausted landfill.
Provisions of 211 are allocated to the implementation of preventive measures, permanent safety measures and clean up measures in relation to historical pollution of soil and groundwater, not derived from obligations in the environmental permit, but that ArcelorMittal Italia undertook to implement as a contractual obligation vis-a-vis the previous operator.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Spain
In Spain, ArcelorMittal España has environmental provisions of 8 due to obligations of sealing landfills basically located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.
South Africa
AMSA has environmental provisions of 127 to be used over 16 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.
A provision of 42 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. AMSA transformed this old plant into an industrial hub for light industry since the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated, but other remediation works continued at a slow pace as remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed with authorities and surrounding landowners.
The Vanderbijlpark Works site, the main flat carbon steel operation of AMSA, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. 19 of the provision is allocated to this site.
The Newcastle Works site is the main long carbon steel operation of AMSA. A provision of 21 is allocated to this site. As with all operating sites of AMSA, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for air quality improvements.
A provision of 38 relates to the environmental rehabilitation of the Thabazimbi Mine. AMSA holds an environmental trust which holds investments for a value of 25 that will be used for rehabilitation purposes.
The remainder of the obligation of 7 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater aquifers.
Canada
In Canada, ArcelorMittal Dofasco has an environmental provision of 39 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, of which 11 is expected to be spent in 2020. ArcelorMittal Long Products Canada has an environmental provision of 2 for future disposal of sludge left in ponds after the flat mills closure at Contrecoeur.
Asset Retirement Obligations (“AROs”)
AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2019, ArcelorMittal had established provisions for asset retirement obligations of 478, including mainly 59 for Ukraine, 148 for Canada, 87 for the United States, 63 for Mexico, 14 for Belgium, 38 for Germany, 18 for South Africa, 12 for Brazil, 13 for Kazakhstan and 22 for Liberia.
The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryvyi Rih, upon closure of the mine pursuant to its restoration plan.
The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire Lake, and the accumulation area of mineral substances at the facility of Port-Cartier in Quebec, upon closure of the mines pursuant to the restoring plan of the mines.
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
In Belgium, the AROs are to cover the demolition costs for primary facilities at the Liège site.
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

Tax Claims
ArcelorMittal is a party to various tax claims. As of December 31, 2019, ArcelorMittal had recorded long term obligations related to income tax contingencies of 72 (see note 9.2) and provisions for other tax claims in the aggregate of 81 in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2019, (ii) that constitute a contingent liability, (iii) that were resolved in 2019 or (iv) that were resolved and had a financial impact in 2018 or 2017, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against the pending claims discussed below.
Brazil
In 2003, the Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Federal Revenue Service. The Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of the first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of the second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal Brasil invalidating the tax assessment, thereby ending this case except for 6, which is still pending a final decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 163 as of December 31, 2018. In October 2011, the administrative tribunal of the first instance upheld the tax assessment received by ArcelorMittal Brasil on April 16, 2011, but decided that no penalty (amounting to 77 at that time) was due. Both parties have filed an appeal with the administrative tribunal of the second instance. In February 2018, the administrative tribunal of the second instance found in favor of ArcelorMittal Brasil and, in June 2018, the Federal Revenue Service filed an appeal with the administrative tribunal of the third instance. In January 2019, the administrative tribunal of the third instance found in favor of ArcelorMittal Brasil. No further appeal was filed by the Federal Revenue Service within the time limit so the case is closed definitively in favor of ArcelorMittal Brasil.
In 2011, ArcelorMittal Brasil (at the time SOL Coqueria Tubarão S.A.) received 21 separate tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value-added tax) in an amount which totaled 31 relating to a tax incentive (INVEST) it used. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of the first instance upheld the 21 separate tax assessments. In September 2015, ArcelorMittal Brasil filed appeals with respect to each of the administrative tribunal’s decisions. As of December 31, 2018, there were final unfavorable decisions at the

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

administrative tribunal level in 15 of the 21 cases, each of which ArcelorMittal Brasil has appealed to the judicial instance. In March 2018, the administrative tribunal of the third instance found in favor of ArcelorMittal Brasil sending the six other cases back to the administrative tribunal of the second instance. After the administrative tribunal of the second instance issued a partially favorable ruling on these six cases in December 2019, related only to the recognition of the limitation period of May 2005, a further appeal to the administrative tribunal of the third instance will be filed.
In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 518. On January 31, 2014, the administrative tribunal of the first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 266 to 141 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component). In September 2017, the administrative tribunal of the second instance found largely in favor of the Federal Revenue Service. In January 2018, ArcelorMittal Brasil filed a motion for clarification of this decision. In February 2018, the motion for clarification was rejected and, in March 2018, an appeal was filed to the administrative tribunal of the third instance.
In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the amortization of goodwill arising from the MTO made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 456. In October 2014, the administrative tribunal of the first instance found in favor of the Federal Revenue Service and ArcelorMittal Brasil filed its appeal in November 2014. In September 2017, the administrative tribunal of the second instance found in favor of the Federal Revenue Service. ArcelorMittal Brasil filed a motion for clarification with respect to this decision, which was denied, and thereafter filed an appeal to the administrative tribunal of the third instance.
In April 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from Mittal Steel’s MTO to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in the write-off of 239 of ArcelorMittal Brasil’s net operating loss carryforwards and as a result could have an effect on net income over time. In May 2016, ArcelorMittal Brasil filed its defense, which was not accepted at the first administrative instance. On March 10, 2017, ArcelorMittal Brasil filed an appeal to the second administrative instance, which was rejected in May 2019. ArcelorMittal Brasil filed a motion for clarification which was denied in November 2019 and thereafter filed an appeal to the administrative tribunal of the third instance.
In December 2018, ArcelorMittal Brasil received a tax assessment of 151with respect to the 2013-2014 tax years, principally in relation to the amortization of goodwill resulting from Mittal Steel’s MTO to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007. In January 2019, ArcelorMittal Brasil filed a defense in the first administrative instance, which issued an unfavorable decision in June 2019. An appeal to the second administrative instance was filed in July 2019.
In 2013, ArcelorMittal Brasil filed a lawsuit against the Federal Revenue Service disputing the basis of calculation of a tax called additional freight for the renewal of the Brazilian Merchant Navy ("AFRMM"), amounting to 65. The dispute is related to the inclusion of the unloading and land transport costs of the imported goods after landing to calculate AFRMM. In June 2013, ArcelorMittal Brasil obtained a preliminary decision allowing the Company not to pay such amount until a final decision was rendered. In February 2017, ArcelorMittal Brasil obtained a favorable decision at the judicial first instance which was upheld by the Federal Court of Appeals in February 2019. In July 2019, the Federal Revenue Service filed appeals with the Superior Court of Justice and the Supreme Court. In November 2018, a related tax assessment was received from the Federal Revenue Service claiming 22 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the Company in the years 2013-2018, which were the subject matter of the preliminary decision of June 2013. In

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

December 2018, ArcelorMittal Brasil presented its defense in the first administrative instance, which in June 2019 decided in ArcelorMittal Brasil’s favor. This decision is subject to appeal. A further related tax assessment was received in September 2018 from the Federal Revenue Service claiming 0.3 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the Company in the period between September and November 2013. In October 2018 ArcelorMittal Brasil presented its defense in the first administrative instance, and a decision is pending.
For over 20 years, ArcelorMittal Brasil has been challenging the basis of the calculation of the Brazilian COFINS and PIS social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the COFINS and PIS taxes are calculated). In March 2017, the Supreme Court decided a separate case, not involving ArcelorMittal Brasil, on the same subject in favor of the relevant taxpayers. Such separate Supreme Court decision, is of binding precedential value with respect to all similar cases, including those of ArcelorMittal Brasil. In July 2018, the second judicial instance found in favor of ArcelorMittal Brasil after applying the Supreme Court’s precedent. In December 2018, the Federal Revenue Service brought an appeal of the second judicial instance’s decision to the Supreme Court. In June 2019, the Federal Revenue Service’s appeal was dismissed in a final and unappealable decision in favor of ArcelorMittal Brasil.
In the period from 2014 to 2018, ArcelorMittal Brasil received six tax assessments from the Federal Revenue Service in the amount of 52 disputing its use of credits for PIS and COFINS social security taxes in 2010, 2011 and 2013. The dispute relates to the concept of production inputs in the context of these taxes. In the first case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil. The decision was upheld in the administrative tribunal of the second instance and ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance which ruled partially in favor of ArcelorMittal Brasil in May 2019. In January 2020, the case was sent back to the Federal Revenue which is verifying the extent of the administrative tribunal of the third instance’s decision in order to proceed with the write-off of amounts due. The remaining amount (yet to be defined) will be discussed in the judicial level. In the second case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil and an appeal has been filed to the administrative tribunal of the second instance. In the third case, the administrative tribunal of the first instance upheld the tax assessment, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In the fourth and fifth cases, ArcelorMittal Brasil has filed its defenses to the administrative tribunal of the first instance. In the sixth case, the administrative tribunal of the first instance upheld the tax assessment, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In March, 2018, the Superior Court decided a leading case, not involving ArcelorMittal Brasil, that established that the restrictive concept of inputs adopted by the tax authorities is illegal and that credits over inputs must be accepted on the basis of the criteria of essentiality or relevance towards the production process of each taxpayer. In September 2018, the Federal Union published an internal orientation for its attorneys, expressing a restrictive view of the Superior Court’s decision and determining that each individual case would be analyzed in order to decide whether the items are essential or not. In that sense, ArcelorMittal Brasil’s cases will be submitted for review by the Federal Union Attorney’s office before further decisions are taken.
In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 41. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavorable decision at the second administrative level. Following the conclusion of this proceeding at the administrative level, the Company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount, of 58, after taking account of a reduction of fines mentioned below regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. In May 2017, there was a further unfavorable decision at the second administrative level in respect of the tax assessment received in April 2016. In June 2017, ArcelorMittal Comercializadora de Energia filed an appeal to the second administrative instance. This appeal was rejected in August 2017. In October and November 2017, the Company appealed in relation to both tax assessments to the judicial instance. In November 2017, the Company received a notice from the tax authority informing it of the reduction of the fines element by 18, due to the retroactive application of a new law. In February 2019, due to the retrospective application of a new law, a reduction of the fine element of 9 was finalized in the first case.
In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 88. The administrative tribunal of the first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

tribunal’s decisions. Each case was decided unfavorably to ArcelorMittal Brasil at the administrative tribunal of the second instance, and ArcelorMittal Brasil has appealed the cases to the judicial instance.
On May 17, 2016, ArcelorMittal Brasil received a tax assessment from the state of Santa Catarina in the amount of 138 alleging that it had used improper methods to calculate the amount of its ICMS credits. ArcelorMittal Brasil filed its defense in July 2016. In December 2016, ArcelorMittal Brasil received an unfavorable decision at the first administrative level, in respect of which it filed an appeal. In March 2018, the administrative tribunal of the second instance found against ArcelorMittal Brasil and, in April 2018, ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance. In December 2019, the tax assessment was upheld by the administrative tribunal of the third instance. In January 2020, ArcelorMittal Brasil filed a motion for clarification.
Mexico
In 2015, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Mexico, alleging that ArcelorMittal Mexico owes 182 with respect to 2008, principally due to improper interest deductions relating to certain loans, and unpaid corporate income tax for interest payments that the tax authority has categorized as dividends. In November 2015, ArcelorMittal Mexico filed an administrative appeal in respect of this assessment, which was dismissed by the tax authority. In November 2017, ArcelorMittal Mexico filed an annulment complaint before a Federal Administrative and Tax Justice Court, which has not been determined.
With respect to 2007 and 2009, the Mexican Tax Administration Service also challenged the interest deduction related to the aforementioned loans and issued tax assessments to ArcelorMittal Mexico for 23 and 28, respectively. In November 2018, a Federal Administrative and Tax Justice Court ruled against the annulment complaint filed by ArcelorMittal Mexico in relation to the 2007 tax assessment and in December 2018, ArcelorMittal Mexico filed a constitutional claim before the Collegiate Tribunal For Administrative Matters, which was rejected in June 2019. A review appeal was filed in July 2019 and rejected in August 2019. An extraordinary appeal of constitutional review was filed against this decision in September 2019 before the Supreme Court of Justice for consideration. In November 2019, the Court dismissed the extraordinary appeal of constitutional review confirming the earlier decision in favor of the tax authorities, although this decision has not yet been officially notified. No further appeal is possible. With respect to the 2009 tax assessment, in November 2016 ArcelorMittal Mexico filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which has not been decided.
In 2013, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, alleging that ArcelorMittal Las Truchas owes 87 in respect of (i) non-payment of withholding tax on capitalized interest, (ii) non-deduction of accrued interest regarding certain loans, and (iii) reduction of the taxable basis of assets in 2007. In 2015, ArcelorMittal Las Truchas filed an administrative appeal in respect of the aforementioned assessment, which the tax authority dismissed. In October 2015, ArcelorMittal Las Truchas filed an annulment complaint before the Federal Administrative and Tax Justice Court, which ruled partially in favor of ArcelorMittal Las Truchas in October 2018. The tax authority filed an application for judicial review in January 2019. ArcelorMittal Las Truchas also filed a nullity lawsuit to challenge the ruling in respect of items (ii) and (iii).
In October 2018, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, alleging that ArcelorMittal Las Truchas owes 92 with respect to 2013 due to: (i) improper interest deductions relating to certain loans and (ii) non-deduction of advanced rent payments. In November 2018, ArcelorMittal Las Truchas filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was partially rejected in June 2019 and is being appealed.
Ukraine

In October 2019, ArcelorMittal Kryvyi Rih received a tax order from Ukrainian tax authorities covering the findings of a tax audit for the period from 2015 through the first quarter of 2019 which claimed the Company owes additional taxes of 313 for that period. ArcelorMittal Kryvyi Rih appealed this order to the tax authorities resulting in a significant reduction of the amounts claimed. In January 2020, ArcelorMittal Kryvyi Rih filed 3 legal actions with the Kyiv District Administrative Court seeking to cancel the remaining additional charges amounting to 145.
Competition/Antitrust Claims
ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2019, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, (ii) that were resolved in 2019 or (iii) that were resolved and had a financial impact in 2018 or

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

2017, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.
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
There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages in an amount of 65 based on the alleged violations investigated by CADE.
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
In August 2017, the German Federal Cartel Office carried out unannounced investigations of ArcelorMittal Bremen, ArcelorMittal Eisenhüttenstadt GmbH and ArcelorMittal Berlin Holding GmbH principally relating to alleged breaches of antitrust rules concerning (i) an agreement between flat steel producers regarding extras from June 2006 - March 2016 (ii) impermissible exchanges of sensitive information between competitors from 1986 - 2016 and (iii) an agreement to continue market and price structures introduced by the European Coal and Steel Community from 2002-2016. In February 2020,the German Federal Cartel Office notified  the said companies of the formal closure of the investigation with no action being taken.
Other Legal Claims
ArcelorMittal is a party to various other legal claims. As of December 31, 2019, ArcelorMittal had recorded provisions of 231 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2019, (ii) that constitute a contingent liability, (iii) that were resolved in 2019, or (iv) that were resolved and had a financial impact in 2018 or 2017, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the claims discussed below that remain pending.
Argentina
Over the course of 2007 to 2018, the Argentinian Customs Office Authority (“Aduana”) notified Acindar, the Company's Argentinian subsidiary, of certain inquiries that it was conducting with respect to prices declared by Acindar related to iron ore imports. The Customs Office Authority was seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing originally on 39 different claims concerning several shipments made between 2002 and 2014. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In March 2018, the Customs Office Authority issued a general instruction that orders customs to withdraw current claims related to the difference between import prices in Argentina and export prices of iron ore when exiting Brazil, which has led to a reduction in the number of claims and amounts claimed against Acindar. As of January 2020, the aggregate amount claimed by the Customs Office Authority in respect of all iron ore shipments is 93 in 19 different cases. Of these 19 cases, 4 are still in the

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

administrative branch of the Customs Office Authority and the other 15 cases, in which the administrative branch of the Customs Office Authority ruled against Acindar, have been appealed to the Argentinian National Fiscal Court.
Brazil
In 2015, the SINDIMETAL (employees’ union) filed a lawsuit against ArcelorMittal Brasil to annul all the collective labor agreements related to 12-hour work shifts. In 2018, at the Labor Court of Vitória/ES, the case was dismissed. SINDIMETAL subsequently appealed to the Regional Labor Court of Appeals, which in 2019 reversed the ruling of the first judicial instance and ordered the payment of overtime wages, based on the argument that the 12-hour working day was unconstitutional. In September 2019, ArcelorMittal Brasil filed an appeal with the Superior Labor Court on the grounds of (i) the constitutionality of collective labor agreements; (ii) ArcelorMittal Brasil was obliged to maintain the 12-hour work shift in the period between November 2011 and November 2012 by another judicial decision; and (iii) the Supreme Court has ordered the suspension of legal proceedings in which there is a discussion about the validity of collective labor agreements due to a pending decision in a case not involving ArcelorMittal Brasil with binding precedential value on similar cases. This decision impacts a group of approximately 2,500 employees.

In April 2017, a shareholder in Siderúrgica Três Lagoas (“SITREL”), commenced an arbitration against Votorantim Siderurgia S.A. (which subsequently merged into ArcelorMittal Brasil) and SITREL with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM-CCBC). The dispute concerns a provision in SITREL’s joint venture agreement relating to the formula used to determine the selling price for steel billets supplied by ArcelorMittal Brasil to SITREL from January 2013 onwards. The shareholder has alleged that the steel billets were overpriced and is seeking compensation for overpaid amounts on both a retrospective and prospective basis, with the initial amount claimed totalling 42. The case is currently at a pre-hearing stage, where evidence is being collected. In November 2019, an expert report on accounting questions was presented and an expert report concerning economic questions is pending conclusion.

Canada
In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut Iron Ore Holdings and 1843208 Ontario Inc. The action alleges that the tender offer document contained certain misrepresentations and seeks damages in an aggregate amount of 764 (CAD 1 billion) or rescission of the transfer of the Baffinland securities by members of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The class certification hearings were held in January 2018, and the court certified the class in a decision dated May 18, 2018. The court also certified the statutory circular misrepresentation, insider trading, unjust enrichment and oppression claims. The court included in the class persons who tendered their Baffinland securities to the take-over bid and, for purposes of the oppression claims only, persons who sold their Baffinland securities in the secondary market after January 13, 2011. The court excluded from the class those persons who disposed of their Baffinland securities pursuant to a court ordered plan of arrangement. In June 2019, the parties entered into a settlement agreement in which the defendants agreed to pay 5 (CAD 6.5 million) to the class subject to the approval of the court. The settlement contained a threshold for opt outs which, if exceeded, gave any of the defendants the right to terminate the settlement. The settlement was approved by the Ontario Court in September 2019 and, following the expiry of the period for any appeal, is now final.

Italy
In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed 104, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of 16 to 27 or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of 42 to 67. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeal issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On April 11, 2018, the Court of Cassation rejected the appeal on the merits and upheld the Court of

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Appeal’s decision. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of 27 plus interest. In June 2015, both parties served appeals of the decision on the quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1, 2015, Finmasi formally notified AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France. At a hearing on December 1, 2015, the Italian Court of Appeal accepted the suspension of the enforcement of the decision of December 18, 2014, following the agreement of AMDSF to provide a guarantee for its value. In March 2016, on the joint application of the parties, the Court of Appeal of Reims ordered the suspension of the proceedings. On July 19, 2018, the Court of Appeal upheld the Court of Milan’s decision on quantum dated December 18, 2014. In September 2018, ArcelorMittal filed an appeal to the Court of Cassation. In January 2019, Finmasi called on the AMDSF guarantee issued in the context of the enforcement proceedings that were suspended in 2015.
On November 4, 2019, after the law adopted by the Italian Parliament which removed the legal protection necessary for AM InvestCo to implement its environmental plan without the risk of criminal liability became effective, AM InvestCo sent to the former Ilva business’ legal representatives (i.e. the commissioners in Ilva’s extraordinary administration insolvency procedure, the “Commissioners”) a notice to withdraw from, or terminate, the agreement for the lease and subsequent conditional purchase of the former Ilva business and certain of its subsidiaries. On November 5, 2019, AM InvestCo served the Commissioners with a writ of summons to, inter alia, ascertain and declare the lawfulness and validity of its withdrawal and termination of the agreement. The Civil Court of Milan scheduled the first hearing for May 6, 2020. On November 15, 2019, the Commissioners filed suit in the same court seeking an injunction to prevent AM InvestCo’s withdrawal from, and termination of, the agreement and require AM InvestCo to stop the implementation of its plan to suspend the operations and to continue the maintenance and operation of the leased business units. The Commissioners also requested that the court require AM InvestCo to pay 1,123 (€1 billion) in the event that it fails to comply with an adverse decision on the Commissioners’ application for interim injunctions. Moreover, following a complaint filed by the Commissioners, in mid-November 2019 prosecutors in Milan and Taranto opened investigations into potential violations of numerous criminal laws. The hearing to discuss the Commissioners’ application for interim measures was originally set for November 27, 2019, pending which AM InvestCo suspended the implementation of its plan to suspend the operations at ArcelorMittal Italia. At the hearing, the court granted the request by the Commissioners and AM InvestCo for postponement (to December 20, 2019) in order to allow the development of ongoing negotiations, on the basis that AM InvestCo assure the maintenance of the normal functioning of the plants and guarantee production continuity pending such negotiations. On December 20, 2019, ArcelorMittal announced that AM InvestCo had signed a non-binding agreement with the Commissioners that forms a basis to continue negotiations on a new industrial plan for ArcelorMittal Italia, and in light thereof, the Civil Court of Milan granted the parties’ request to further postpone the hearing until February 7, 2020 and on that date until March 6, 2020. Under the agreement, AM InvestCo has posted a performance bond of 101 (€90 million). ArcelorMittal expects to continue to consolidate ArcelorMittal Italia, as it has retained power over the relevant activities and continues to be exposed to the losses incurred by the subsidiary, unless and until the control of the assets is transferred to the Commissioners or other changes in power or exposure to variable returns occur. ArcelorMittal continues to monitor its risk of criminal liability pending the implementation of its environmental plan for ArcelorMittal Italia and, at this time, is unable to assess the likelihood of any proceedings or the amount of any potential ensuing liability.

On February 27, 2020, the Mayor of Taranto adopted an order addressed to ArcelorMittal Italia and Ilva related to certain emissions events that appear to have occurred in August 2019 and February 22 and 23, 2020 and that allegedly concern the Taranto plant. The order requires  ArcelorMittal Italia to identify the responsible installations within 30 days, to eliminate any anomalies at such installations causing such emission events within 60 days or, if necessary, to shut down certain installations related to such emissions events. The Mayor of Taranto also alleges that it did not receive adequate responses from the Italian Ministry of the Environment with respect to such emissions events. ArcelorMittal Italia considers the order to be unfounded and will appeal it. Following the order, the Ministry of the Environment requested additional information from the Mayor of Taranto about the events (including the type of emissions and how the events can be connected to the Taranto plant) and has also requested information from certain other industrial companies in Taranto, as to any anomalies, accidents or events that may have occurred on February 22 and 23, 2020. ArcelorMittal Italia is preparing its responses to the request for information from the Ministry of the Environment, which will also be provided to the Mayor of Taranto.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Luxembourg
In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is 66. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which are also being appealed.
France
Certain subsidiaries of the ArcelorMittal group are parties to proceedings, dating from 2010, against Engie and Engie Thermique France which claim damages in the amount of 162 or alternatively 153 for an alleged wrongful termination of a contract for the transformation of steel production gas into electricity. The ArcelorMittal subsidiaries have filed a counterclaim in the amount of 137. The contract had been entered into in 2006 for a term of 20 years. ArcelorMittal Méditerranée terminated it in July 2010 on the basis that Engie was solely responsible for the delay in the commissioning of the power plant (which suffered from significant malfunctions) constructed for the transformation of steel production gas into electricity. Engie claims that ArcelorMittal was in breach of the contract at the time of the termination due to certain alleged issues with the furnishing and quality of its steel production gas, and therefore unable to terminate the contract based on the sole breaches of Engie. The case was heard before the Commercial Court of Nanterre. In November 2019, the Appeals Court of Versailles determined (having been asked to decide whether a decision by the Commercial Court of Nanterre was in fact an official, formal judgment) that the earlier decision of the Commercial Court of Nanterre was the official first instance decision of the court. As a result, ArcelorMittal is ordered to pay damages of 3 plus interest. The decision is subject to appeal.

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
The number of claims outstanding for asbestos exposure at December 31, 2019 was 337 as compared to 367 at December 31, 2018. The range of amounts claimed for the year ended December 31, 2019 was $35,000 to $745,000. The aggregate costs and settlements for the year ended December 31, 2019 were 7.77, of which 0.15 represented legal fees and 7.6 represented damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2018 were 7.67, of which 0.27 represented legal fees and 7.4 represented damages paid to the claimant.
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

9.4 Commitments

	December 31,
	2019	2018
Purchase commitments	19,697	24,594
Guarantees, pledges and other collateral	7,815	5,527
Non-cancellable operating leases*	—	1,869
Capital expenditure commitments	448	697
Other commitments	3,201	3,516
Total	31,161	36,203

*As a result of the adoption of IFRS 16 "Leases" as of January 1, 2019, the Company has recognized right–of–use assets and lease liabilities related to non–cancellable operating leases. See notes 1 and 7.
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
Purchase commitments include commitments given to associates for 592 and 405 as of December 31, 2019 and 2018, respectively. Purchase commitments include commitments given to joint ventures for 1,521 and 2,246 as of December 31, 2019 and 2018, respectively. Commitments given to joint ventures related to purchase of output from Tameh decreased from 1,489 as of December 31, 2018 to 852 as of December 31, 2019 mainly as a result of the sale of ArcelorMittal Ostrava a.s. (see note 2.3.1). Commitments given to joint ventures also include purchase commitments of 649 and 711 related to Enerfos as of December 31, 2019 and 2018, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 158 and 235 as of December 31, 2019 and 2018, respectively. Additionally, nil and 7 were related to guarantees given on behalf of associates as of December 31, 2019 and 2018, respectively and guarantees of 3,836 and 1,079 were given on behalf of joint ventures as of December 31, 2019 and 2018, respectively. Guarantees given on behalf of joint ventures include 288 and 348 for the guarantees issued on behalf of Calvert and 346 and 397 for the guarantees issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") as of December 31, 2019 and 2018, respectively. The increase in guarantees given on behalf of joint ventures includes 2,571 with respect to the AMNS India joint venture (see note 2.4.1) and 232 (net of 50% counter guarantee from Prime Shipping Investments Limited, an affiliate of DryLog) in relation to outstanding lease liabilities for vessels operated by Global Chartering (see note 2.3.1.).
Due to the failure of other shareholders to provide requisite equity funding by December 31, 2018, the Company's joint venture Al Jubail’s indebtedness became technically in default as of such date. As of December 31, 2019, the technical default remains pending completion of formalities as the joint venture completed the conditions necessary to clear the default, including the capital increase, prior to year end. ArcelorMittal’s guarantee of such indebtedness has not been called by the lenders, and ArcelorMittal does not currently expect it to be called. The technical default relates only to the indebtedness of the joint venture and is not expected to affect the availability or maturity of any borrowings of ArcelorMittal.
As of December 31, 2019, pledges and other collateral mainly relate to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 81 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 64. Pledges of property, plant and equipment were 155 and 225 as of December 31, 2019 and 2018, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 356 and 380 of commitments given on behalf of associates as of December 31, 2019 and 2018, respectively and 293 and 154 of commitments given on behalf of joint ventures as of December 31, 2019 and 2018, respectively.
In addition, other sureties, first demand guarantees, letters of credit, pledges and other collateral include 504 as of December 31, 2019 in relation to the Company's share of the obligation to deliver the follow-on funding for AMNS India in accordance with the second amended joint venture formation agreement.
Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 567 as of December 31, 2018 in relation to a performance guarantee provided by the Company for the execution of the AMNS India resolution plan. The performance guarantee terminated on December 31, 2019.
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
In 2016, AMSA committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure commitment was 139 and 171 as of December 31, 2019 and 2018, respectively.
Capital expenditure commitments also include 250 and 413 as of December 31, 2019 and 2018, respectively, for the 1,000 three-year investment program at the Company's Mexican operations announced in 2017, which is focused on building ArcelorMittal Mexico’s downstream capabilities. The main investment will be the construction of a new hot strip mill with capacity of approximately 2.5 million tonnes.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environmental authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. The underlying costs to implement those investments are still being estimated by ArcelorMittal Brasil and the outcome of this estimate could be material. The non-compliance with ECA would lead to fines amounting to a maximum of 26 as of December 31, 2019 and 2018.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

As of December 31, 2019, capital expenditure commitments relating to the Ilva acquisition include 1,311 industrial capital expenditure commitments over a remaining six-year period focused on blast furnaces, steel shops and finishing lines (1,439 as of December 31, 2018) and 688 environmental capital expenditure commitments (917 as of December 31, 2018).
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 215 and 201 as of December 31, 2019 and 2018, respectively, and mainly related to natural gas and electricity.

NOTE 10: INCOME TAXES
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
The carrying amount of deferred tax assets is reviewed at each consolidated statements of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to enable all or part of the asset to be recovered. The Company reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of planning strategies. Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the deferred tax assets are subject to substantial uncertainties. In case a history of recent losses is present, the Company considers whether convincing other evidence exists, such as the character of (historical) losses and planning opportunities, to support the deferred tax assets recognition.

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
Uncertain (income) tax positions are periodically assessed by the Company based on management’s best judgment given any changes in the facts, circumstances and information available and applicable tax laws. When it is probable that the tax authorities will not accept the position taken, the Group establishes provisions based on the most likely amount of the liability (recovery) or weighted average of various possible outcomes to reflect the effect of the uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates, to the extent that a reliable estimate can be made.

10.1 Income tax expense (benefit)

The components of income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2019	2018	2017
Total current tax expense	786	928	583
Total deferred tax benefit	(327)	(1,277)	(151)
Total income tax expense (benefit)	459	(349)	432

The following table reconciles the expected tax expense (benefit) at the statutory rates applicable in the countries where the Company operates to the total income tax expense (benefit) as calculated:

	Year Ended December 31,
	2019	2018	2017
Net income (loss) (including non-controlling interests)	(2,391)	5,330	4,575
Income tax expense (benefit)	459	(349)	432
Income (loss) before tax	(1,932)	4,981	5,007
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries[1]	(468)	1,043	1,407
Permanent items	(993)	(421)	(522)
Rate changes	340	—	(94)
Net change in measurement of deferred tax assets	1,201	(1,301)	(281)
Tax effects of foreign currency translation	14	(47)	(157)
Tax credits	(9)	(17)	(66)
Other taxes	160	151	90
Others	214	243	55
Income tax expense (benefit)	459	(349)	432

1.	Tax expense (benefit) at the statutory rates is based on income (loss) before tax excluding income (loss) from investments in associates and joint ventures.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as enacted in Luxembourg (24.94%), as well as in jurisdictions, mainly in Brazil and Mexico, which have a structurally higher corporate income tax rate.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Permanent items

	Year Ended December 31,
	2019	2018	2017
Tax deductible write-downs on shares and receivables	(922)	(498)	(652)
Juros sobre o Capital Próprio (“JSCP”)	(32)	(73)	(4)
Non taxable gain on bargain purchase	—	(60)	—
Taxable income (tax loss) of AMTFS	(8)	47	(34)
Taxable dividends	11	—	65
Other permanent items	(42)	163	103
Total permanent items	(993)	(421)	(522)

Tax deductible (taxable reversals of) write-downs on shares and receivables: in connection with the Company's impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of the carrying amounts of investments in shares and intragroup receivables is also reviewed annually, resulting in tax deductible write-downs, or taxable reversals of previously recorded write-downs, of the values of loans and shares of consolidated subsidiaries in Luxembourg.
Juros sobre o Capital Próprio (“JSCP”): Corporate taxpayers in Brazil, which distribute a dividend can benefit from a tax deduction corresponding to an amount of interest calculated as a yield on capital. The deduction is determined as the lower of the interest as calculated by application of the Brazilian long term interest rate on the opening balance of capital and reserves, and 50% of the income for the year or accumulated profits from the previous year. For accounting purposes, this distribution of interest on capital is regarded as a dividend distribution, while for Brazilian tax purposes it is regarded as tax deductible interest.

Non taxable gain on bargain purchase: in 2018 ArcelorMittal recognized a 209 gain on bargain purchase upon acquisition of ArcelorMittal Italia (see note 2.2.4).

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

Rate changes
The 2019 tax expense from rate changes of 340 is mainly due to the impact of the decrease in the future income tax rate on deferred tax assets in Luxembourg.
The 2017 tax benefit from rate changes of (94) is mainly due to the impact of the decrease in the future income tax rate on deferred tax liabilities in Belgium (60), France (31), Argentina and USA.
Net change in measurement of deferred tax assets
The 2019 net change in measurement of deferred tax assets of 1,201 mainly consists of non-recognition of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg and other non-recognition and derecognition of deferred tax assets in certain tax jurisdictions, partially offset by an additional recognition of deferred tax assets of previous years of 0.6 billion due to increase in projections of future taxable income in Luxembourg driven primarily by the lower external borrowing costs.
The 2018 net change in measurement of deferred tax assets of (1,301) primarily consists of tax benefit of (1,842) due to additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years, and a tax expense of 541 due to non-recognition and derecognition of other deferred tax assets in other tax jurisdictions. In 2018, the Company recognized 1.3 billion of previously unrecognized deferred tax assets relating to the ArcelorMittal S.A. tax integration in Luxembourg. The recognition in Luxembourg includes a 0.8 billion increase in projections of future taxable income in

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Luxembourg driven primarily by the higher operational and financial income, and 0.6 billion effect of the elimination of the current USD exposure of Luxembourgish deferred tax assets denominated in euro.
The 2017 net change in measurement of deferred tax assets of (281) primarily consists of tax expense of 652 due to the unrecognized part of deferred tax assets on write-downs of the value of shares and loans of consolidated subsidiaries in Luxembourg, tax expense of 364 due to non-recognition and derecognition of other deferred tax assets in other tax jurisdictions, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (1,297). In 2017, the Company recognized 1.1 billion of previously unrecognized deferred tax assets relating to the ArcelorMittal S.A. tax integration in Luxembourg. The recognition in Luxembourg includes a 0.3 billion increase in projections of future taxable income in Luxembourg driven primarily by the improved market conditions of the steel industry and higher financial income mainly from further reduction in the forecasted interest expense following improved credit rating.
Tax effects of foreign currency translation
The tax effects of foreign currency translation of 14, (47)  and (157) at December 31, 2019, 2018 and 2017 respectively, refer mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes. The 2018 effect is impacted by the elimination of the currency exposure on the deferred tax assets in ArcelorMittal parent company following the change in the currency denomination of the tax losses. In 2017, the effects are mainly due to the depreciation of the U.S. dollar against the euro.
Tax credits
The tax credits are mainly attributable to the Company’s operating subsidiaries in Brazil, Mexico and Spain. They relate to credits claimed on foreign investments, credits for research and development and tax sparing credits.
Other taxes
Other taxes mainly include withholding taxes on dividends, services, royalties and interests as well as mining duties in Canada and Mexico, state tax and Base Erosion and Anti-Abuse Tax ("BEAT") in the United States, and Cotisation sur la Valeur Ajoutée des Entreprises ("CVAE'') in France.
Others

	Year Ended December 31,
	2019	2018	2017
Tax contingencies/settlements	225	183	7
Prior period taxes	(20)	21	(7)
Others	9	39	55
Total	214	243	55

In 2019 and 2018, tax contingencies/settlements consist of uncertain tax positions (see note 10.3) respectively for 225, mainly related to North America and ACIS countries, and 183, mainly related to Europe.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

10.2 Income tax recorded directly in equity and/or other comprehensive income

	Year Ended December 31,
	2019	2018	2017
Recognized in other comprehensive income on:
Deferred tax expense (benefit)
Gain (loss) on derivative financial instruments	(244)	380	(77)
Recognized actuarial gain (loss)	32	(228)	(42)
Foreign currency translation adjustments	(35)	(106)	(90)
	(247)	46	(209)
Recognized directly in equity on:
Deferred tax expense (benefit)
Others	—	—	9

Total	(247)	46	(200)

10.3 Uncertain tax positions
The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied in complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement, and disclosure of tax positions are based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows (see note 9).
10.4 Deferred tax assets and liabilities
The origin of the deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2019	2018	2019	2018	2019	2018
Intangible assets	22	29	(720)	(744)	(698)	(715)
Property, plant and equipment	177	271	(4,445)	(5,098)	(4,268)	(4,827)
Inventories	261	286	(209)	(251)	52	35
Financial instruments	47	124	(98)	(424)	(51)	(300)
Other assets	157	460	(408)	(572)	(251)	(112)
Provisions	1,350	1,728	(243)	(512)	1,107	1,216
Other liabilities	469	461	(70)	(331)	399	130
Tax losses and other tax benefits carried forward	9,984	10,384	—	—	9,984	10,384
Tax credits carried forward	76	104	—	—	76	104
Untaxed reserves	—	—	(1)	(2)	(1)	(2)
Deferred tax assets / (liabilities)	12,543	13,847	(6,194)	(7,934)	6,349	5,913
Deferred tax assets					8,680	8,287
Deferred tax liabilities					(2,331)	(2,374)
The deferred tax assets recognized by the Company as of December 31, 2019 are analyzed as follows:

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	105,937	26,504	9,984	16,520
Tax credits carried forward	693	693	76	617
Other temporary differences	15,793	3,799	2,483	1,316
Total		30,996	12,543	18,453
The deferred tax assets recognized by the Company as of December 31, 2018 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	110,769	28,642	10,384	18,258
Tax credits carried forward	722	722	104	618
Other temporary differences	16,923	4,117	3,359	758
Total		33,481	13,847	19,634
As of December 31, 2019, the majority of the deferred tax assets not recognized relates to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Germany, Luxembourg, Spain, South Africa and the United States) with different statutory tax rates. As of each reporting date, ArcelorMittal considers existing evidence, both positive and negative, including the earnings history and results of recent operations, reversals of deferred tax liabilities, projected future taxable income, and planning strategies, that could impact the view with regard to future realization of these deferred tax assets.
The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidation group to which it belongs. The utilization of tax losses carried forward may also be restricted by the character of the income, expiration dates and limitations on the yearly use of tax losses against taxable income.

As at December 31, 2019, the total amount of accumulated tax losses in Luxembourg with respect to the ArcelorMittal S.A. tax integration amounted to approximately 83.3 billion, of which 34.8 billion is considered realizable, resulting in the recognition of 8.7 billion of deferred tax assets at the applicable income tax rate in Luxembourg. As at December 31, 2018, the total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounted to approximately 80.6 billion, of this amount 34.1 billion was considered realizable, resulting in the recognition of 8.9 billion of deferred tax assets at the applicable income tax rate in Luxembourg. Under the Luxembourg tax legislation, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any specific yearly loss utilization limitations. The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of ArcelorMittal’s holding companies in Luxembourg. Of the total tax losses carried forward, 21.6 billion may be subject to recapture in the future if the write-downs that caused them are reversed creating taxable income unless the Company converts them to permanent through sales or other organizational restructuring activities.
The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in Luxembourg. As part of its recoverability assessment the Company has taken into account (i) its most recent forecast approved by management and the Board of Directors, (ii) the likelihood that the factors that have contributed to past losses in Luxembourg will not recur, (iii) the fact that ArcelorMittal in Luxembourg is the main provider of funding to the Company’s consolidated subsidiaries, leading to significant amounts of taxable interest income, (iv) the expected lower interest expenses in Luxembourg driven by the targeted reduction of the Group net debt level in the short-term, (v) the industrial franchise agreement ("IFA") whereby ArcelorMittal S.A. licenses its business model for manufacturing, processing and distributing steel to group subsidiaries, and (vi) other significant and reliable sources of operational income earned from ArcelorMittal’s European and worldwide operating subsidiaries for centralized distribution and procurement activities performed in Luxembourg. In performing the assessment, the Company estimates at which point in time its earnings projections are no longer reliable, and thus taxable profits are no longer probable. Accordingly, the Company has established

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

consistent forecast periods for its different income streams for estimating probable future taxable profits, against which the unused tax losses can be utilized in Luxembourg.
At December 31, 2019, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 8.7 billion recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 8.7 billion is at least 34.8 billion. Historically, the Company has been able to generate sufficient taxable income and believes that it will generate sufficient levels of taxable income in the coming years to allow the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements.
For the period ended December 31, 2019, ArcelorMittal recorded approximately 79 (December 31, 2018: 80) of deferred income tax liabilities in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realized in the foreseeable future. No deferred tax liability has been recognized in respect of other temporary differences on investments in subsidiaries, associates and interests in joint ventures because the Company is able to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. The amount of these unrecognized deferred tax liabilities is approximately 899.
10.5 Tax losses, tax credits and other tax benefits carried forward
At December 31, 2019, the Company had total estimated tax losses carried forward and other tax benefits of 105.9 billion.
This includes net operating losses and other tax benefits of 8.5 billion primarily related to subsidiaries in Basque Country in Spain, Liberia, Luxembourg, Mexico and the United States, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2020	25	144	169
2021	3	656	659
2022	2	659	661
2023	6	469	475
2024	3	212	215
2025 - 2039	354	5,934	6,288
Total	393	8,074	8,467

The remaining tax losses carried forward and other tax benefits for an amount of 97.4 billion (of which 39 billion are recognized and 58.4 billion are unrecognized) are carried forward for unlimited period of time and primarily relate to the Company’s operations in France, Germany, Luxembourg, Spain and South Africa.
At December 31, 2019, the Company also had total estimated tax credits carried forward of 693.
Such amount includes tax credits of 610 (of which 26 recognized and 584 unrecognized) and primarily attributable to subsidiaries in Basque Country in Spain which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2020	—	3	3
2021	—	2	2
2022	—	2	2
2023	—	1	1
2024	—	1	1
2025 - 2039	26	575	601
Total	26	584	610

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

The remaining tax credits for an amount of 83 (of which 50 are recognized and 33 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Brazil and Spain.
Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate, except for Luxembourg where the tax losses are mainly denominated in U.S. dollar. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.
NOTE 11: EQUITY
11.1 Share details
On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result of this reverse stock split, the number of issued shares decreased from 3,065,710,869 to 1,021,903,623.
The Company’s shares consist of the following:

	December 31, 2017	Movement in year	December 31, 2018	Movement in year	December 31, 2019
Issued shares	1,021,903,623	—	1,021,903,623	—	1,021,903,623
Treasury shares	(1,986,836)	(6,348,529)	(8,335,365)	(1,488,837)	(9,824,202)
Total outstanding shares	1,019,916,787	(6,348,529)	1,013,568,258	(1,488,837)	1,012,079,421

The number of issued shares were 1,021,903,623 at December 31, 2017, 2018 and 2019.
Authorized shares
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
At the Extraordinary General Meeting of shareholders held on May 16, 2018, the shareholders approved the change of currency of the Company's share capital from euro to U.S. dollar. Following this approval, the authorized share capital amounts to 411 represented by 1,151,576,921 ordinary shares without nominal value. As a result of this change, the issued share capital amounted to 364 as of December 31, 2018, based on the exchange rate published by the European Central Bank on May 15, 2018. The difference was transferred to additional paid-in capital. There was no change in the aggregate number of shares issued and fully paid up which continued to amount to 1,021,903,623.
The number of authorized shares were 1,151,576,921 at December 31, 2017, 2018 and 2019.
Share buyback
On March 26, 2018, ArcelorMittal completed a share buyback program under the authorization given at the annual general meeting of shareholders held on May 5, 2015. ArcelorMittal repurchased 7 million shares for a total value of €184 million (226) at an average price per share of €26.34 (equivalent to $32.36).
On February 15, 2019, ArcelorMittal completed a share buyback program and repurchased 4 million shares for a total value of €80 million (90) at an average price per share of €19.89 (equivalent to $22.42).
The shares acquired through the buyback program are recognized as treasury shares.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Treasury shares
ArcelorMittal held, indirectly and directly, 9.8 million and 8.3 million treasury shares as of December 31, 2019 and December 31, 2018, respectively.
11.2 Equity instruments and hybrid instruments
Mandatory convertible bonds
On December 28, 2009, the Company issued through Hera Ermac, a wholly-owned subsidiary, 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until 10 business days before the maturity date. Hera Ermac invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental. On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company further extended the conversion date for the mandatory convertible bonds in 2012, 2014, 2015 (resulting in the extinguishment and recognition of a new compound instrument), 2016 and the latest on December 14, 2017.
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
On March 29, 2019 and December 18, 2019, the Company repaid notes issued by subsidiaries which were linked to the value of the shares of Erdemir. As of December 31, 2019, the remaining notes were linked to the value of the shares of China Oriental (see note 6.1.5).

11.3 Earnings per common share
Basic earnings per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Net income (loss) attributable to ordinary shareholders takes into consideration dividend rights of preferred shareholders such as holders of subordinated perpetual capital securities. Diluted earnings per share is computed by dividing income (loss) available to equity holders by the weighted average number of common shares plus potential common shares from share unit plans and outstanding stock options whenever the conversion results in a dilutive effect.
On May 22, 2017, ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value.
The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,
	2019	2018	2017
Net income (loss) attributable to equity holders of the parent	(2,454)	5,149	4,568
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,013	1,015	1,020
Incremental shares from assumed conversion of restricted share units and performance share units (in millions)	—	6	4
Weighted average common shares outstanding (in millions) for the purposes of diluted earnings per share	1,013	1,021	1,024

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 7 million potential common shares from share unit plans for the year ended December 31, 2019 and 1 million, 2 million and 3 million potential common shares from stock options outstanding for the years ended December 31, 2019, 2018 and 2017, respectively, because such share unit plans and stock options are anti-dilutive.

11.4 Dividends
Calculations to determine the amounts available for dividends are based on ArcelorMittal’s financial statements (“ArcelorMittal S.A.”) which are prepared in accordance with IFRS, as endorsed by the European Union. ArcelorMittal S.A. has no significant manufacturing operations of its own and generates its profit mostly from financing activities and the management fees/industrial franchise agreements with Group Companies. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, profit generated by its own activities, from the sale of its assets or share premiums from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

Description	Approved by	Dividend per share (in $)	Payout date	Total (in millions of $)
Dividend for financial year 2016	Annual general shareholders' meeting on May 4, 2017	—	—	—
Dividend for financial year 2017	Annual general shareholders’ meeting on May 9, 2018	0.10	June 13, 2018	101
Dividend for financial year 2018	Annual general shareholders’ meeting on May 7, 2019	0.20	June 13, 2019	203

On May 7, 2019 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.20 per share. The dividend amounted to 204 (203 net of dividends paid to subsidiaries holding treasury shares), and was paid on June 13, 2019.
Given the resilient cash flow and progress towards the Company's net debt target, the Board proposed a base dividend of $0.30 per share for 2020 (in respect of 2019) which will be proposed to the shareholders at the annual general meeting of shareholders' on May 5, 2020.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

11.5 Non-controlling interests
11.5.1 Non-wholly owned subsidiaries that have material non-controlling interests
The tables below provide a list of the subsidiaries which include significant non-controlling interests at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non- controlling voting rights at December 31, 2019	% of non-controlling interests and non- controlling voting rights at December 31, 2018	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2019	Non-controlling interests at December 31, 2019	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2018	Non-controlling interests at December 31, 2018	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2017
AMSA	South Africa	30.78%	30.78%	(98)	74	29	170	(124)
Sonasid[1]	Morocco	67.57%	67.57%	—	103	2	107	3
ArcelorMittal Kryvyi Rih	Ukraine	4.87%	4.87%	(5)	185	15	182	10
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	28	141	28	136	25
Hera Ermac[2]	Luxembourg	—	—	—	801	—	797	—
AMMC	Canada	15.00%	15.00%	114	486	91	484	91
Arceo	Belgium	62.86%	62.86%	3	154	4	158	4
ArcelorMittal Liberia Ltd	Liberia	15.00%	15.00%	18	(250)	(2)	(268)	(11)
Other				3	268	14	256	9
Total				63	1,962	181	2,022	7

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

2.	Hera Ermac - The non-controlling interests correspond to the equity component of the mandatory convertible bonds maturing on January 29, 2021 (see note 11.2).

The tables below provide summarized statements of financial position for the above-mentioned subsidiaries as of December 31, 2019 and 2018 and summarized statements of operations and summarized statements of cash flows for the years ended December 31, 2019, 2018 and 2017.
Summarized statements of financial position

	December 31, 2019
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Current assets	997	188	1,557	225	905	1,434	129	155
Non-current assets	618	102	3,530	148	1,193	3,083	122	123
Total assets	1,615	290	5,087	373	2,098	4,517	251	278
Current liabilities	907	101	1,130	98	298	457	1	1,739
Non-current liabilities	468	39	446	14	76	591	1	46
Net assets	240	150	3,511	261	1,724	3,469	249	(1,507)
Summarized statements of operations

	December 31, 2019
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	2,864	366	2,420	761	—	2,655	—	257
Net income (loss)	(319)	(1)	(100)	63	144	766	5	115
Total comprehensive income (loss)	(312)	—	(141)	64	144	761	5	115

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Summarized statements of cash flows

	December 31, 2019
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	(35)	9	163	76	857	1,045	9	84
Net cash provided by / (used in) investing activities	(79)	(5)	(270)	(12)	(114)	(332)	17	(18)
Net cash provided by / (used in) financing activities	97	(6)	68	(62)	(743)	(683)	(7)	(65)
Impact of currency movements on cash	5	—	8	—	—	—	—	—
Cash and cash equivalents:
At the beginning of the year	72	55	73	11	—	180	27	—
At the end of the year	60	53	42	13	—	210	46	1
Dividend to non-controlling interests	—	(4)	—	(18)	—	(102)	(5)	—
Summarized statements of financial position

	December 31, 2018
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Current assets	1,307	194	1,408	240	251	1,144	93	113
Non-current assets	672	100	2,947	158	2,492	3,113	166	114
Total assets	1,979	294	4,355	398	2,743	4,257	259	227
Current liabilities	1,056	106	535	109	84	331	2	1,816
Non-current liabilities	372	34	308	28	335	539	1	41
Net assets	551	154	3,512	261	2,324	3,387	256	(1,630)
Summarized statements of operations

	December 31, 2018
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	3,440	396	2,497	771	—	2,396	—	132
Net income (loss)	95	4	340	59	(555)	636	6	(12)
Total comprehensive income (loss)	(40)	5	331	62	(555)	642	6	(12)

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

Summarized statements of cash flows

	December 31, 2018
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	69	22	313	47	38	735	10	(18)
Net cash provided by / (used in) investing activities	132	(5)	(346)	(14)	(38)	(134)	14	(29)
Net cash provided by / (used in) financing activities	(260)	—	50	(27)	—	(579)	(9)	47
Impact of currency movements on cash	(10)	—	(4)	—	—	—	(1)	—
Cash and cash equivalents:
At the beginning of the year	141	38	60	5	—	158	13	—
At the end of the year	72	55	73	11	—	180	27	—
Dividend to non-controlling interests	—	—	—	(18)	—	(87)	(7)	—

Summarized statements of operations

	December 31, 2017
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	2,926	371	2,486	698	—	1,943	—	56
Net income (loss)	(403)	6	209	52	1,130	617	6	(71)
Total comprehensive income (loss)	(421)	4	210	52	1,130	613	6	(71)

Summarized statements of cash flows

	December 31, 2017
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	(119)	(7)	194	63	(12)	947	10	(69)
Net cash provided by / (used in) investing activities	(193)	(3)	(234)	(9)	12	(301)	3	(63)
Net cash provided by / (used in) financing activities	330	(4)	—	(61)	—	(656)	(8)	132
Impact of currency movements on cash	13	1	(2)	—	—	—	1	—
Cash and cash equivalents:
At the beginning of the year	110	51	102	12	—	168	7	—
At the end of the year	141	38	60	5	—	158	13	—
Dividend to non-controlling interests	—	(2)	—	(26)	—	(98)	(5)	—

11.5.2 Transactions with non-controlling interests
Acquisitions of non-controlling interests, which do not result in a change of control, are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result of such transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent.
Transactions with non-controlling interests in 2018 were as follows:

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

On November 9, 2018, ArcelorMittal completed the acquisition of Marcegaglia's 15% non-controlling interest in AM InvestCo and 11% non-controlling interest in BRE.M.A Warmwalz GmbH & Co. KG for a 28 and 40 consideration, respectively. The Company recorded a decrease of 55 directly in equity.
Transactions with non-controlling interests include also the mandatory convertible bonds (see note 11.2).
NOTE 12: RELATED PARTIES
The related parties of the Group are predominately subsidiaries, joint operations, joint ventures, associates and key management personnel (see note 8.1) of the Group. Transactions between the parent company, its subsidiaries and joint operations are eliminated on consolidation and are not disclosed in this note. Related parties include the Significant Shareholder, which is a trust of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries and which owns 37.4% of ArcelorMittal’s ordinary shares.
Transactions with related parties of the Company mainly relate to sales and purchases of raw materials and steel products and were as follows:
12.1 Sales and trade receivables

		Year Ended December 31,			December 31,
		Sales			Trade receivables
Related parties and their subsidiaries where applicable	Category	2019	2018	2017	2019	2018
Calvert	Joint Venture	2,518	2,207	2,030	5	33
Gonvarri Steel Industries [1]	Associate	1,728	2,022	1,666	42	78
ArcelorMittal CLN Distribuzione Italia S.r.l.	Joint Venture	483	511	472	57	38
Borçelik	Joint Venture	474	536	426	20	20
Bamesa	Associate	365	383	397	32	27
I/N Kote L.P.	Joint Venture	321	329	321	2	10
C.L.N. Coils Lamiere Nastri S.p.A.	Associate	247	265	233	10	6
AM RZK	Joint Venture	225	136	235	13	5
Aperam Société Anonyme ("Aperam")	Other	172	278	262	16	29
Tuper S.A.	Joint Venture	147	155	154	43	45
Tameh	Joint Venture	109	110	67	8	4
WDI [2]	Associate	105	148	127	1	1
Al Jubail	Joint Venture	25	115	66	—	1
Macsteel [3]	Other	—	470	521	—	2
Other		523	594	526	49	67
Total		7,442	8,259	7,503	298	366

1.	Gonvarri Steel Industries includes ArcelorMittal Gonvarri Brasil Productos Siderúrgicos which is a joint venture.

2.	WDI includes Westfälische Drahtindustrie Verwaltungsgesellschaft mbH & Co. KG and Westfälische Drahtindustrie GmbH.

3.	Macsteel was sold on October 31, 2018.

ARCELORMITTAL AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(millions of U.S. dollars, except share and per share data)

12.2 Purchases and trade payables

		Year Ended December 31,			December 31,
		Purchases			Trade payables
Related parties and their subsidiaries where applicable	Category	2019	2018	2017	2019	2018
Tameh	Joint Venture	273	344	286	22	2
Calvert	Joint Venture	127	107	65	41	23
CFL Cargo S.A.	Associate	63	59	60	17	9
Al Jubail	Joint Venture	53	42	2	4	22
Exeltium S.A.S.	Associate	52	54	53	—	—
Sitrel	Joint Venture	49	41	—	1	3
Aperam	Other	47	85	94	7	6
Baycoat Limited Partnership	Joint Venture	47	43	42	8	5
Gonvarri Steel Industries [1]	Associate	22	35	19	15	31
Baffinland [2]	Associate	16	28	142	1	16
Other		343	278	270	135	84
Total		1,092	1,116	1,033	251	201

1.	Gonvarri Steel Industries includes ArcelorMittal Gonvarri Brasil Productos Siderúrgicos which is a joint venture.

2.	Baffinland was classified as an associate as of October 31, 2017 (see note 2).

12.3 Other transactions with related parties
At December 31, 2019, subsequent to the ArcelorMittal's sale of a 50% controlling interest in Global Chartering to DryLog (see note 2.3.1), the Company signed a 10 year freight contract with Global Chartering, whereby ArcelorMittal agreed to provide cargo up to 16.8 million tonnes annually for shipping, representing 80% of the current capacity of Global Chartering. As of December 31, 2019, the Company also had an outstanding short-term loan of 127 granted to Global Chartering, which is expected to be repaid following the sale-and-lease back of three vessels owned by Global Chartering.

At December 31, 2019, the shareholder loans granted by the Company to Al Jubail, with various maturity dates, had a carrying value of 109 (see note 2.4.3).
As of December 3, 2014, ArcelorMittal Calvert LLC signed a member capital expenditure loan agreement with the joint venture Calvert and as of December 31, 2019, the loans amounted to 162 including accrued interest. The loans bear interest from 3% to 4.77% and have various maturity dates ranging from less than 1 to 25 years.
On November 8, 2019, Baffinland entered into an agreement with a bank to finance up to 6 million tonnes at 78% of the value of the iron ore produced and hauled to the port of Milne Inlet by Baffinland up to a limit of 450. ArcelorMittal's shared operator rights terminated on June 30, 2018 and the Company retained marketing rights until December 31, 2019. ArcelorMittal is working with Nunavut Iron Ore and Baffinland on this transition of the marketing activities.
Following the Indian Supreme Court ruling dated October 4, 2018, ArcelorMittal completed a series of payments to the financial creditors of KSS Petron to clear overdue debts (see note 4.6). AMNS India has the right to enforce the KSS Petron debt on behalf of the Company for an outstanding amount of 136 as of December 31, 2019.