Form 20-F
period 2020-12-31
ArcelorMittal
filed 2021-03-08
CIK 1243429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	MT	New York Stock Exchange
5.5% Mandatorily convertible subordinated notes due 2023	MTCN	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares
1,080,734,413
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
Large accelerated filer  ☒        Accelerated filer  ☐        Non-accelerated filer  ☐        Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange
Act. ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☐  International Financial Reporting Standards as issued by the International Accounting Standards
Board  ☒   Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐   Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No  ☒

Form 20-F Cross Reference Guide

Item	Form 20-F Caption	Reference in current report	Page
Presentation of financial and certain other information		Glossary - definitions, terminology and principal subsidiaries	204
Cautionary statement regarding forward-looking statements		Cautionary statement regarding forward-looking statements	12
Part I
Item 1.	Identity of Directors, senior management and advisers	Not applicable
Item 2.	Offers statistics and expected timetable	Not applicable
Item 3.	Key information
A.	Selected financial data	Not applicable
B.	Capitalization and indebtedness	Not applicable
C.	Reasons for the offer and use of proceeds	Not applicable
D.	Risk factors	Risk Factors	16
Item 4.	Information on the Company
A.	History and development of the Company	History and development of the Company, Key transactions and events in 2020	6
B.	Business overview	Business strategy, Competitive strengths, Sustainable development, Products, Sales and marketing, Insurance, Intellectual property, Government regulations and Market information	38, 7, 43, 57, 61, 62, 62, 63, and 182
C.	Organizational structure	Organizational structure	70
D.	Property, plant and equipment	Property, plant and equipment, Capital expenditures, Reserves (iron ore and coal)	72, 94 and 96
Item 4A.	Unresolved staff comments	None
Item 5.	Operating and financial review and prospects
A.	Operating results	Economic conditions, Operating results	100 and 121
B.	Liquidity and capital resources	Liquidity and capital resources and Contractual obligations	133, 140
C.	Research and development, patents and licenses	Competitive strengths, Research and development	7, 39
D.	Trend information	Outlook	141
E.	Off-balance sheet arrangements	Contractual obligations	140
F.	Tabular disclosure of contractual obligations	Contractual obligations	140
G.	Safe harbor	Forward-looking statements	12
Item 6.	Directors, Senior management and employees
A.	Directors and senior management	Directors and senior management	142
B.	Compensation	Compensation	149
C.	Board practices/corporate governance	Corporate governance	165
D.	Employees	Employees	174
E.	Share ownership	Management share ownership	180
Item 7.	Major shareholders and related party transactions
A.	Major shareholders	Major shareholders	179
B.	Related party transactions	Related party transactions	181
C.	Interest of experts and counsel	Not applicable
Item 8.	Financial information
A.	Consolidated statements and other financial information	Consolidated financial statements as of and for the year ended December 31, 2020	209
B.	Significant changes	Not applicable
Item 9.	The offer and listing

A.	Offer and listing details	Markets	182
B.	Plan of distribution	Not applicable
C.	Markets	Markets	182
D.	Selling shareholders	Not applicable
E.	Dilution	Not applicable
F.	Expenses of the issue	Not applicable
Item 10.	Additional information
A.	Share capital	Share capital	184
B.	Memorandum and Articles of Association	Memorandum and Articles of Association	184
C.	Material contracts	Material contracts	193
D.	Exchange controls	Exchange controls and other limitations affecting security holders	195
E.	Taxation	Taxation	196
F.	Dividends and paying agents	Paying agents and Earnings distribution	182, 136
G.	Statements by experts	Reserves (iron ore and coal) and Exhibits	96, 206
H.	Documents on display	History and development of the Company	6
I.	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	Disclosures about market risk	138
Item 12.	Description of securities other than equity securities
A.	Debt securities	Not applicable
B.	Warrants and rights	Not applicable
C.	Other securities	Not applicable
D.	American depositary shares	New York Registry Shares	182
Part II
Item 13.	Defaults, Dividend arrearages and Delinquencies	None
Item 14.	Material modifications to the rights of security holders and use of proceeds	None
Item 15.	Controls and procedures	Evaluation of disclosure controls and procedures, Management’s report on internal control over financial reporting	200 and 200
Item 16A.	Audit & Risk Committee Financial Expert	Corporate governance	182
Item 16B.	Code of ethics	Corporate governance	182
Item 16C.	Principal accountant fees and services	Principal accountant fees and services	203
Item 16D.	Exemptions from the listing standards for audit committees	None
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	183
Item 16F.	Change in registrant’s certifying accountant	None
Item 16G.	Corporate governance	Corporate governance	165
Item 16H.	Mine safety disclosure	Health and safety and Exhibit 16.1	65
Part III
Item 17.	Financial statements	Consolidated financial statements	209
Item 18.	Financial statements	Consolidated financial statements	209
Item 19.	Exhibits	Exhibits	206

6	Management report
Introduction
Company overview
ArcelorMittal is one of the world’s leading integrated steel and mining companies. ArcelorMittal is the largest steel producer in the Americas and Europe, second largest in Africa and the sixth largest steel producer in the CIS region and has a smaller but growing presence in Asia.
The Company's key metrics above include the U.S. operations prior to its sale (see "—Key transactions and events in 2020"):

U.S. operations (in million tonnes)	Crude steel	Iron ore	Coal
Production	9.93	5.83	1.39
Shipments	9.14	5.53	1.47
ArcelorMittal has steel-making operations in 17 countries on four continents, including 38 integrated and mini-mill steel-making facilities following the sale of ArcelorMittal USA. As of December 31, 2020, ArcelorMittal had approximately 168,000 employees.
ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 160 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking, PCI and thermal coal for consumption at its steel-making facilities some of which are also for sale commercially outside of the Group.
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
History and development of the Company
ArcelorMittal results from the merger in 2007 of its predecessor companies Mittal Steel Company N.V. and Arcelor, each of which had grown through acquisitions over many years. Since its creation ArcelorMittal has experienced periods of external growth as well consolidation and deleveraging (including through divestment).
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
Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry’s value chain, from mining at one end to distribution and first-stage processing at the other: global scale and scope; superior technical capabilities; a diverse portfolio of steel and related businesses, one of which is mining; and financial capabilities. The Company’s strategy is further detailed under “Business overview—Business strategy”.
ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 38% of its crude steel was produced in the Americas, approximately 47% was produced in Europe and approximately 15% was produced in other countries, such as Kazakhstan, South Africa and Ukraine

Management report	7
in 2020. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

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
Market leader in steel. ArcelorMittal had annual achievable production capacity of approximately 108 million tonnes of crude steel (92 million tonnes of crude steel after the sale of ArcelorMittal USA as described in Key transactions and events in 2020) for the year ended December 31, 2020. Steel shipments for the year ended December 31, 2020 totaled 69.1 million tonnes. ArcelorMittal has significant operations in many countries which are described in "Properties and capital expenditures". In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).
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
A world-class mining business. ArcelorMittal has a global portfolio of 10 operating units with mines in operation and development and is among the largest iron ore producers in the world. In 2020, ArcelorMittal sourced a large portion of its raw materials from its own mines and facilities including finance leases. The table below reflects ArcelorMittal's self-sufficiency through its mining operations in 2020.

Millions of metric tonnes	Consumption	Sourced from own mines/facilities[2]	Other sources	Self-sufficiency %
Iron ore	89.9	58.1	31.8	65%
PCI & coal[1]	36.4	5.1	31.3	14%
Coke	22.0	20.9	1.1	95%
Scrap & DRI	28.6	15.6	13.0	55%
1.Includes coal only for the steelmaking process and excludes a small proportion of weak metallurgical coals for boiler power generation. ArcelorMittal's consumption of PCI and coal was 6.75 million tonnes and 29.6 million tonnes, respectively, for the year ended December 31, 2020.
2.Assumes 100% consumption of ArcelorMittal's iron ore and coal production.
The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine, the United States (until the divestment of ArcelorMittal USA see "—Key transactions and events in 2020") and through its joint venture in India. It has coal mining activities in Kazakhstan and the United States (until the divestment of ArcelorMittal Princeton see "—Key transactions and events in 2020"). ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, metallurgical coals including hard, weak and PCI suitable coals. In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a

8	Management report
scrap substitute used in its mini-mill facilities to supplement external metallic purchases. As of December 31, 2020, ArcelorMittal’s iron ore reserves (including 100% of reserves at mines where ArcelorMittal owns less than 100%, and reserves for which use is restricted) were estimated at 4,089 million tonnes run of mine and its total coking coal reserves were estimated at 101 million tonnes run of mine or 58 million wet recoverable tonnes. See “Property and capital expenditures—Reserves (iron ore and coal)” for a detailed list of the entities with reserves and ownership structure. The Company’s long-life iron ore and coal reserves provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. The mining business is managed as a separate segment which enhances ArcelorMittal’s ability to optimize capital allocation.
ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own, or partially owned, 15 deep-water port facilities and linked railway sidings.
Market-leading automotive steel business. ArcelorMittal has a leading market share with approximately 17% of the worldwide market share in the automotive steel business as of December 31, 2020, and is a leader in the fast-growing advanced high strength steels ("AHSS") segment, specifically for flat products. Following the sale of ArcelorMittal USA at the end of 2020, the Company's automotive market share is expected to decrease in the U.S.. ArcelorMittal is the first steel company in the world to embed its own engineers within an automotive customer to provide engineering support. The Company begins working with OEMs as early as five years before a vehicle reaches the showroom, to provide generic steel solutions, co-engineering and help with the industrialization of the project. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide well-engineered solutions that help make vehicles lighter, safer and more fuel-efficient.
In 2010, ArcelorMittal initiated a development effort of dedicated S-in motion® engineering projects. Its S-in motion® line (B,C&D car segments, SUV, pick-up trucks, light commercial vehicles, truck cabs, hybrid vehicles, battery electric vehicles ("BEVs")) is a unique offering for the automotive market that respond to OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing AHSS in the S-in motion® projects, OEMs can achieve significant weight reduction using the Company's emerging grades solutions such as Fortiform®, the Company's third generation AHSS for cold forming, or Usibor® 2000 and Ductibor® 1000, the Company's latest AHSS grades for hot stamping.
In November 2016, ArcelorMittal introduced a new generation of AHSS, including new press hardenable steels and martensitic steels. Together, these new steel grades aim to help automakers further reduce body-in-white weight to improve fuel economy without compromising vehicle safety or performance. In November 2017, ArcelorMittal launched the second generation of its iCARe® electrical steels which play a central role in the construction of electric motors which are used in BEVs, hybrid vehicles ("HV"), plug in hybrid vehicles ("PHEV") and mild hybrid vehicles ("MHV"). This new iCARe® generation features optimized mechanical, magnetic and thermal properties of the steel as compared to the first generation of iCARe® electrical steels. Further, S-in motion® projects for electrical cars in the C segment as well as for the plug-in hybrid C-segment were completed in 2019. There are multiple specificities for BEVs: shorter front module, necessity to protect batteries against crash, lowering of the center of gravity, huge additional weight due to batteries, etc. These specificities require rethinking crash management. S-in Motion® BEV for SUV is a catalog of steel solutions adapted to this new type of vehicles. Advanced and especially ultra-high strength steels, innovative press hardened steels, laser welded blanks are especially highlighted as key solutions for an optimal performance (safety/weight) and battery safety. The growth of various types of electric vehicles will impact design and manufacturing. For instance, new large mass batteries change the mass distribution of a vehicle and impact the design and manufacturing of the chassis and wheels. Battery protection provides another example: both the battery box and body structure have to protect the battery in the event of a crash. AHSS products are among the most affordable solutions on the market for these specific applications. In a context where the supply of electric vehicles, and especially BEVs are expected to grow quickly, new projects have been launched to address these new trends.
In the automotive industry, ArcelorMittal mainly supplies the geographic markets where its production facilities are located in Europe, North and South America, South Africa and China through Valin ArcelorMittal Automotive Steel Co., Ltd (“VAMA”), its joint venture with Hunan Valin. VAMA’s product mix is oriented toward higher value products and mainly toward the OEMs to which the Company sells tailored solutions based on its products. With sales and service offices worldwide, production facilities in North and South America, South Africa, Europe and China, ArcelorMittal believes it is uniquely positioned to supply global automotive customers with the same products worldwide. The Company has multiple joint ventures and has also developed a global downstream network of partners through its distribution solutions activities. This provides the Company with a proximity advantage in virtually all regions where its global customers are present.
In 2020, ArcelorMittal was OEM qualified for galvanized Fortiform® 980 material, and sourced for the first time ever on all new vehicle platforms launching throughout 2021. Fortiform® 980 is an advanced grade of steel designed

Management report	9
specifically for the auto industry, it offers leading-edge formability and strength with superior weldability. It is produced at the Company's joint venture facility in Calvert, Alabama, USA.
For further details on the new products under development, see "Business overview—Research and development”.
Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.
•Diversified production process. In 2020, approximately 57.1 million tonnes of crude steel were produced through the basic oxygen furnace process (9.55 million tonnes of which were produced by ArcelorMittal USA), approximately 14.2 million tonnes through the electric arc furnace process (0.38 million tonnes of which were produced by ArcelorMittal USA) and approximately 0.2 million tonnes of crude steel through the open hearth furnace process. This provides ArcelorMittal with greater flexibility in its raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.
•Product and geographic diversification. By operating a portfolio of assets diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges. As a global steel producer with a broad range of high-quality finished and semi-finished steel products, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements vary between mature economy markets and developing economy markets. Steel consumption in mature economies is largely from flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. As developing economies mature and as market needs evolve, local customers will require increasingly advanced steel products. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.
•Upstream integration. ArcelorMittal believes that its own raw material production provides it with a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize its steel-making facilities’ efficient use of raw materials, its global procurement strategy and the implementation of company-wide knowledge management practices with respect to raw materials. Certain of the Company’s operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower transportation and logistics costs.
•Downstream integration. ArcelorMittal’s downstream integration, primarily through its Europe segment for distribution solutions, enables it to provide customized steel solutions to its customers more effectively. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.
Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. In line with its deleveraging focus at the time, it announced in August 2019 that it had identified opportunities to unlock up to $2 billion in value from its asset portfolio over the next two years. In 2019, the Company made progress toward this goal with the sale of a 50% stake in Global Chartering Limited, its wholly owned shipping business which decreased ArcelorMittal's debt by $0.5 billion, and therefore net debt. In 2020, the Company completed its goal of unlocking $2 billion in value from its asset portfolio with the sale of ArcelorMittal USA to Cleveland-Cliffs (see transaction details in " —Key transactions and events in 2020").
In 2020, the Company successfully reduced fixed costs, including through temporary measures, in line with lower production resulting from the impacts of the COVID-19 pandemic. This reduction was achieved through significant savings in labor cost (including temporary salary reductions, utilizing the available economic unemployment schemes to match workforce to operating rates, temporary layoffs, reduction/elimination of contractors, reduced overtime, etc.), reduction in repairs and maintenance expenses (given lower operating rates) and savings in selling, general and administrative expenses. The comprehensive measures taken to “variabilize” fixed costs were critical to protecting profitability and cash flows. As economic activity recovered during the year, the Company responded by restarting or increasing production, leading to the reversal of some of these temporary savings. At the same time, the Company remained focused on structural cost improvements to appropriately position its fixed cost base for the post-COVID-19 operating environment. These savings are expected to limit the increase in fixed costs as activity and production levels recover, thus leading to lower fixed costs per tonne. In total, $1.0 billion of structural cost improvements are identified within this fixed cost reduction program which is expected to be fully realized in 2022 relative to the 2019 scale of operation and capacity utilization (adjusted for entities sold or deconsolidated). Fixed costs related to the functional area of

10	Management report
production and logistics are expected to provide approximately 40% of the retained savings through continuous improvement programs, improvements in productivity and maintenance efficiency and the rationalization of support functions. Fixed costs related to repairs and maintenance will contribute approximately 35% of the savings through insourcing and reduction of subcontracting and reallocation of internal resources. Savings in selling, general and administrative expenses will contribute the remaining 25% of savings, including a 20% reduction in corporate office headcount. These improvements will augment those achieved under the Action 2020 program, which was superseded at the onset of the COVID-19 pandemic. These savings also include those realized from rationalization of the Company's operating footprint, including the permanent closure of the blast furnace and steel plant at Krakow (Poland), the permanent closure of the Florange coke oven battery and the closure of the Saldana facility in South Africa (see "Properties and capital expenditures—Property, plant and equipment—Europe" for further details).
Proven expertise in acquisitions and turnarounds. ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, as well as turning around underperforming assets within tight timeframes. The Company takes a disciplined approach to investing and uses teams with diverse areas of expertise from different business units across the Company to evaluate new assets, conduct due diligence and monitor integration and post-acquisition performance. The Company has grown through a series of acquisitions and by improving the operating performance and financial management at acquired facilities. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing the capability of acquired facilities to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have improved the operating performance and the quality of steel produced at such facilities.
In recent years, the Company has focused on improving its costs through its Action 2020 program and non-core asset disposals as well as through some strategic M&A activity. In 2018, the Company completed the acquisition of AMSF in Brazil and the acquisition of ArcelorMittal Italia in Italy and in 2019 the Company completed the acquisition of AMNS India through a joint venture with NSC. In 2020, the Company sold ArcelorMittal USA and entered into an agreement to create a joint venture with the Italian government for ArcelorMittal Italia. See
"Introduction—Key transactions and events in 2020" for further information.
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
L-1160 Luxembourg
Grand Duchy of Luxembourg
Telephone: +352 4792-1
ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal Sales & Administration LLC
1 South Dearborn Street, 13th Floor
Chicago, Illinois, 60603
Telephone: +1 312 899 3866
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
ArcelorMittal produces a range of publications to inform its shareholders. These documents are available in various formats: they can be viewed online, downloaded or obtained, on request, in paper format. Please refer to www.arcelormittal.com, where they can be located within the Investors menu, under Financial Reports, or within the Corporate Library.
Any request for documents may be sent to: company.secretary@arcelormittal.com or at ArcelorMittal’s registered office.
Sustainable development
ArcelorMittal’s sustainable development information is detailed in the Integrated Annual Review that will be published during the second quarter of 2021 and will be available within the Corporate Library on www.arcelormittal.com.

Management report	11
ArcelorMittal as parent company of the ArcelorMittal group
ArcelorMittal, incorporated under the laws of Luxembourg, is the parent company of the ArcelorMittal group and is expected to continue this role during the coming years. The Company has no branch offices.
Listings
ArcelorMittal’s shares (also referred to as "ordinary shares" or "common shares" throughout this report) are traded on several exchanges: New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). Its primary stock exchange regulator is the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). ArcelorMittal’s CSSF issuer number is E-0001.
ArcelorMittal’s 5.50% Mandatorily Convertible Subordinated Notes Due 2023 issued in May 2020 are listed on the New York Stock Exchange.

Indexes
ArcelorMittal is a member of more than 145 indices including: STOXX Europe 600, S&P Europe 350, CAC40, MSCI Pan-Euro, Bloomberg World Index, IBEX 35, Euronext Paris CAC Basic Materials Index, DAXglobal Steel EUR Price and Euronext Amsterdam AEX Basic Materials Index . Recognized for its commitments to sustainable development, ArcelorMittal is also included in the FTSE4Good Index, Euronext Vigeo Europe 120 and the STOXX® Global ESG Leaders Index. Further, ArcelorMittal has been participating in CDP since 2005 (currently a ‘A-’ grade) and the United National Global Compact since 2003.
Share price performance
During 2020, the price of ArcelorMittal shares increased by 32% in dollar terms compared to 2019 year on year; the chart below shows a comparison between the performance of ArcelorMittal’s shares and the Eurostoxx600 Basic Resource (SXPP).
Capital return policy
On June 13, 2020, at the annual general meeting of shareholders, as proposed by the Board of Directors, in response to the COVID-19 pandemic, the dividend payment was suspended until the operating environment normalizes.
Following the achievement of the Group’s net debt target, and in line with its previous statements, the Board of Directors will propose a new capital return policy at the next annual general meeting of shareholders. Going forward, the Company expects to pay a base annual dividend (to be progressively increased over time). In addition, 50% of the amount of free cash flow (calculated as net cash provided by operating activities less purchases of property, plant and equipment and intangibles

12	Management report
("capital expenditures") less dividends paid to non-controlling shareholders) remaining after paying the base annual dividend will be allocated to a share buyback program to be completed over the subsequent 12 month period. Should the ratio of net debt to operating income (loss) less depreciation, impairment and special items be greater than 1.5x then the share buyback will not be made. According to this policy, the Board will recommend a $0.30 per share base dividend be paid in June 2021. It has also approved a $570 million share buyback program to be completed within 2021. This buyback is in addition to the $650 million share buyback announced on February 15, 2021 to return the proceeds of the partial sell-down of the Company’s equity stake in Cleveland-Cliffs announced on February 9, 2021.
Investor relations
ArcelorMittal has a dedicated investor relations team at the disposal of analysts and investors. By implementing high standards of financial information disclosure and providing clear, regular, transparent and even-handed information to all its shareholders, ArcelorMittal aims to be the first choice for investors in the sector.
To meet this objective and provide information to fit the needs of all parties, ArcelorMittal implements an active and broad investor communications policy: conference calls, road shows with the financial community, regular participation at investor conferences, plant visits and meetings with individual investors.
ArcelorMittal’s senior management plans to meet investors and shareholder associations in road shows throughout 2021.
Depending on their geographical location, investors may use the following e-mails or contact numbers to reach the investor relations team:

investor.relations@arcelormittal.com	'+44 203 214 2893
privateinvestors@arcelormittal.com	'+44 203 214 2893
creditfixedincome@arcelormittal.com	+33 1 7192 1026
Sustainable responsible investors
The Investor Relations team is also a source of information for the growing sustainable responsible investment community. The team organizes special events on ArcelorMittal’s corporate responsibility strategy and answers all requests for information sent to the Group crteam@arcelormittal.com or may be contacted at +44 207 543 1132.
Financial calendar
The schedule is available on ArcelorMittal’s website www.arcelormittal.com under Investors>Financial calendar.

Financial results*:
Results for the 1st quarter 2021	May 6, 2021
Results for the 2nd quarter 2021 and 6 months 2021	July 29, 2021
Results for the 3rd quarter 2021.	November 11, 2021
Meeting of shareholders:
Annual general meeting of shareholders	May 4, 2021
* Earnings results are issued before the opening of the stock exchanges on which ArcelorMittal is listed.
Contact the investor relations team on the information detailed above or please visit www.arcelormittal.com/corp/investors/contact.
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
These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section titled “Risk factors”. The Company undertakes no obligation to update or revise publicly any forward-looking statements whether because of new information, future events, or otherwise, except as required by securities and other applicable laws.
All information that is not historical in nature and disclosed under “Operating and financial review ” is deemed to be a forward-looking statement.

Management report	13
Market information
This annual report includes industry data and projections about the Company’s markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this annual report are based primarily on public sources including, but not limited to, published information from the Company's competitors. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. The Company has not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases the Company has made statements in this annual report regarding its industry and its position in the industry based on internal surveys, industry forecasts and market research, as well as the Company’s experience. While these statements are believed to be reliable, they have not been independently verified.
Financial information
This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2020 and 2019, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2020, 2019 and 2018. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based on the rounded numbers. This annual report includes net debt, operating working capital and free cash flow, which are non-GAAP financial measures. ArcelorMittal believes net debt, operating working capital and free cash flow to be relevant to enhance the understanding of its financial position and provides additional information to investors and management with respect to the Company’s operating cash flows, capital structure and credit assessment. In addition, it refers to “special” items in its capital return policy which will be used to determine if the base dividend will be paid. “Special”
items relate to events or charges that the Company does not consider to be part of the normal income generating potential of the business. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal’s financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.
Key transactions and events in 2020
ArcelorMittal Italia
On March 4, 2020, ArcelorMittal executed an amendment (the “Amendment Agreement”) to the original lease agreement with the Ilva Commissioners with a conditional obligation to purchase certain business units of Ilva in an extraordinary administration insolvency procedure (the “Ilva Agreement”). The Amendment Agreement outlined the terms for a significant equity investment by Italian state-sponsored entities, thereby forming the basis for an important new partnership between ArcelorMittal and the Italian government, with the investment agreement to be executed by November 30, 2020. The Amendment Agreement provided that the equity investment would be for a percentage of the equity of ArcelorMittal Italia in an amount at least equal to ArcelorMittal Italia’s remaining liabilities against the original purchase price under the amended Ilva Agreement. The Amendment Agreement also provided for a 50% reduction in the quarterly rental payments payable by ArcelorMittal under the Ilva Agreement, with the balance being due upon closing of the purchase obligation of the former Ilva business.
The Amendment Agreement had also provided that in the event that the investment agreement were not executed by November 30, 2020, ArcelorMittal had a right to withdraw, subject to the payment of €500 million (€350 million was payable by December 31, 2020 as a condition for the withdrawal to become effective and the remainder payable upon restitution of the business units, potentially subject to certain settlement, or offsetting mechanisms).
On March 4, 2020, simultaneously with the execution of the Amendment Agreement, ArcelorMittal and the Ilva Commissioners also entered into a separate settlement agreement whereby ArcelorMittal agreed to revoke its notice to withdraw from the original Ilva Agreement and the Ilva Commissioners agreed to withdraw their request to enjoin such withdrawal, which was scheduled to be heard in the Civil Court of Milan on March 6, 2020.
On December 10, 2020, ArcelorMittal signed a binding agreement (the “Investment Agreement”) with Invitalia, the party designated by the Italian government to be the government-sponsored investor as contemplated in the March amendment,

14	Management report
in order to create a partnership between Invitalia and the Company to support the completion of the purchase obligation. Among other things, the Investment Agreement provides for Invitalia to invest up to €1.105 billion in ArcelorMittal Italia in two tranches:
•The first investment of €400 million, which was contractually expected to be completed by the end of February following EU antitrust authorization on January 28, 2021, is currently expected to be made in the first quarter of 2021; in return, Invitalia will receive shares in ArcelorMittal Italia with 50% of the voting rights that, along with governance rights, will provide it with joint control over ArcelorMittal Italia;
•The second tranche (consisting of up to €680 million in equity and a shareholder loan of up to €25 million) is payable on closing of the purchase obligation under the Ilva Agreement, which itself is subject to the satisfaction of various conditions precedent by May 2022. This second investment is expected to bring Invitalia’s shareholding in ArcelorMittal Italia to 60%. ArcelorMittal may need to invest up to €70 million to retain a 40% shareholding and equivalent voting rights. The conditions precedent to closing under the Ilva Agreement include: the amendment of the existing environmental plan for the Taranto plant to account for changes in the new industrial plan (as described below); the lifting of all criminal seizures on the Taranto plant; the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against ArcelorMittal Italia; and a new agreement with trade unions. If these conditions precedent are not fulfilled by May 2022, the joint venture will not be required to purchase the business units and instead will be required to return them to Ilva, which in turn will be required to pay an end-of-lease adjustment determined on the basis of the equity capital injected by its shareholders and its net financial position. In turn, if the conditions precedent are not fulfilled, Invitalia will also not be required to make the second tranche of its investment and the joint venture would be liquidated.
The updated industrial plan agreed between ArcelorMittal and Invitalia as part of the Investment Agreement involves investment in lower-carbon steelmaking technologies, including the construction of a 2.5 million tonne electric arc furnace, which is expected to open in mid-2024, and the relining of blast furnace #5, which is expected to begin production in 2024. This industrial plan, which targets reaching 8 million tonnes of production in 2025 (crude steel production is limited to 6 million tonnes until the environmental plan is completed), will become effective upon the closing of the first investment. It integrates a series of public support measures including ongoing government funded employment support and includes, for the period between 2021 and 2025, environmental capital expenditures of €345 million and industrial capital expenditures of €1,051 million as well as capital expenditures of €226 million for the revamp of blast furnace #5 and €260 million for the construction of the electric arc furnace. Going forward, the joint venture will be responsible for funding the future capital expenditure payments and lease rentals (to May 2022).
ArcelorMittal Italia’s governance will be based on the principle of joint control starting from Invitalia’s first investment; accordingly upon closing of the first investment, ArcelorMittal Italia will no longer be included in ArcelorMittal’s scope of consolidation and the carrying amount of its assets and liabilities were classified as held for sale as of December 31, 2020. See note 2.3.2 to the consolidated financial statements.
ArcelorMittal USA disposal
On December 9, 2020, pursuant to the terms of the transaction agreement, dated as of September 28, 2020, the Company sold substantially all of its U.S. operations (notably other than its interest in the Calvert joint venture, as noted below) to Cleveland-Cliffs Inc. (“Cleveland-Cliffs”), including all of the outstanding equity interests of ArcelorMittal USA, ArcelorMittal Monessen and ArcelorMittal Princeton, their subsidiaries, certain other subsidiaries and the joint operations of Hibbing Taconite Mines, Double G Coatings and I/N Tek and the joint venture I/N Kote (ArcelorMittal retained certain intellectual property assets and office space), for an aggregate total consideration of $2.2 billion (the "ArcelorMittal USA Transaction"). The total consideration included $509 million in cash (subject to a working capital adjustment), 78 million common shares of Cleveland-Cliffs (representing a 16% stake and valued at approximately $1,020 million, as of December 9, 2020, see also "—Recent developments") and 583,273 non-voting preferred shares (valued at approximately $761 million, as of December 9, 2020), redeemable at Cleveland-Cliffs’ option at any time from 180 days from the issue date at a redemption price per share (payable in cash or, subject to certain conditions, in Cleveland-Cliffs’ common shares) equal to an initial multiple (subject to anti-dilution provisions) of 100 times the volume-weighted average price of the Cleveland-Cliffs’ common shares for the 20 consecutive trading days ending on the trading day immediately preceding the date fixed for redemption, plus accumulated and unpaid dividends to, but not including, the redemption date (subject to mandatory redemption upon a change of control of Cleveland-Cliffs). In addition, from and after the 24-month anniversary of the issue date, a holder of the preferred stock will be entitled to receive additional cash dividends accruing and compounding on a daily basis at the initial rate of 10% per year on the sum of (i) the redemption price as of the 24-month anniversary and (ii) the amount of accumulated and unpaid

Management report	15
dividends on the preferred stock, if any, which rate will increase by 2% per annum at the end of each six-month period following the 24-month anniversary. ArcelorMittal's voting power with respect to Cleveland-Cliffs’ common shares and ability to transfer such shares are subject to certain limitations (summarized below). In addition, Cleveland-Cliffs assumed certain liabilities of ArcelorMittal USA, including pensions and other post-employment benefit liabilities net of plan assets which had a carrying value as of the disposal date of $3.2 billion. The assets of the disposal group were re-measured prior to classification as held for sale at September 30, 2020 and as a result the Company reversed $660 million of prior asset impairments. For further information, see note 2.3.1 to the consolidated financial statements and, for further details about the assets impacted, "Properties and capital expenditures—Property, plant and equipment—NAFTA" .
In addition, NSC, the co-shareholder of I/N Tek and I/N Kote simultaneously exited from such entities, which were therefore transferred in full to Cleveland-Cliffs. ArcelorMittal continues to hold its investment in Calvert, a joint venture with Nippon Steel Corporation in Calvert, Alabama. See note 2.4 to the consolidated financial statements and "Properties and capital expenditures—Property, plant and equipment—Investments in joint ventures" for further information.
In connection with the ArcelorMittal USA Transaction, ArcelorMittal and Cleveland-Cliffs entered into certain other agreements, including a license agreement, mutual transition services agreement for a twelve-month period, and a slab supply agreement with Calvert as customer for an initial term of five years, subject to an automatic renewal for three years (unless either party provides notice of intent to terminate at least twelve-months prior to the end of the initial term). ArcelorMittal agreed to purchase 1.5 million tons of slabs each year for the initial five year term and 0.6 million tons of slabs each year under the renewal. The commitment for both these terms can be canceled or reduced with a six month notice for each of these terms.
ArcelorMittal is subject to certain restrictions on transfer of its Cleveland-Cliffs’ common shares to persons whose beneficial ownership of Cleveland-Cliffs’ common shares following any such transfer would exceed 5% or, in the case of a passive holder, 10%, of the then-outstanding common shares of Cleveland-Cliffs. ArcelorMittal is also subject, for a five-year period, to certain standstill restrictions, including not to acquire beneficial ownership of 20% or more of the then-outstanding common shares of Cleveland-Cliffs or act to control or influence the board of directors or management of Cleveland-Cliffs, and certain voting restrictions on its common shares that limit its voting discretion and in particular align it with Board recommendations and/or other shareholder votes. ArcelorMittal has customary “demand” SEC registration rights for 50% of its
Cleveland-Cliffs' common shares starting March 9, 2021 and for all of such shares starting June 9, 2021, as well as "piggy back" registration rights (i.e., to sell shares in an SEC-registered offering of shares by Cleveland-Cliffs, as occurred in February 2021).
Other events in 2020
•During 2020, ArcelorMittal completed several debt transactions see "Operating and financial review—Liquidity and capital resources" and note 6.1.2 to the consolidated financial statements.
•On May 14, 2020 and May 18, 2020, respectively, the Company completed an offering of common shares, without nominal value, and mandatorily convertible subordinated notes ("MCNs"). The aggregate gross proceeds from the offerings were $2.0 billion (before deduction of commissions). The share offering was for an aggregate amount of $750 million, representing 80.9 million common shares at an offering price of $9.27 (€8.57 at a EUR/USD conversion rate of 1.0816) per share. The MCNs offering was for an aggregate principal amount of $1.25 billion, issued at 100% of the principal amount and have a maturity of 3 years. The MCNs are mandatorily converted into common shares of the Company upon maturity (unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events). The MCNs will pay a coupon of 5.50% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs is equal to $9.27, corresponding to the offering price of the shares, and the maximum conversion price is 117.5% of the minimum conversion price (corresponding to $10.89), subject to certain defined adjustments. See note 11.2 to the consolidated financial statements for further information. A Mittal family trust participated in the offerings by purchasing $100 million of MCNs and $100 million of shares.
•On October 30, 2020, the Company completed a share buyback program in connection with the announced sale of 100% of the shares of ArcelorMittal USA. ArcelorMittal repurchased 35,636,253 shares at an average price per share of €11.92 (equivalent to $14.03) for a total value of €425 million ($500 million).
•On December 15, 2020, ArcelorMittal signed separate, privately negotiated exchange agreements with a limited number of holders of the MCNs to exchange $247 million in aggregate principal amount of MCNs for an aggregate of 22,653,933 shares at the minimum conversion ratio plus $25 million (including accrued interest on the exchanged MCNs up to, but excluding, the settlement date). See note 11.2 to the consolidated financial statements.

16	Management report
•On December 22, 2020, ArcelorMittal announced the extension of the conversion date for the $1 billion privately placed mandatory convertible bond ("MCB") issued on December 28, 2009 until January 31, 2024. The other main features of the MCB remain unchanged. See note 11.2 to the consolidated financial statements.
Recent developments
On February 9, 2021, ArcelorMittal announced an agreement to sell 40 million Cleveland-Cliffs' common shares for total gross proceeds of $652 million (net proceeds of $16.12 per share) as part of a combined primary and secondary public offering of Cleveland-Cliffs' shares. Following the sale, ArcelorMittal continues to hold 38 million common shares in addition to the preferred shares described above. The proceeds from the sale of Cleveland-Cliffs' common shares will be used for a new share buyback program of ArcelorMittal common shares. The accumulated gain of $123 million recognized in other comprehensive income was transferred to retained earnings in February 2021.
On February 11, 2021, the Board of Directors of ArcelorMittal announced, effective immediately, that Aditya Mittal, currently President, CFO and CEO ArcelorMittal Europe, will become Chief Executive Officer of the Company. Mr. Mittal, who founded the Company in 1976 and is currently Chairman and CEO will become Executive Chairman. In this position, he will continue to lead the Board of Directors and work together with the CEO and management team. The CEO Office will be renamed Executive Office, consisting of the Executive Chairman and the CEO. As a result of these developments, Genuino Christino, who joined the Company in 2003 and has held the position of Head of Finance since 2016, will become Chief Financial Officer.
On February 15, 2021, ArcelorMittal announced a share buyback program under the authorization given by the annual general meeting of shareholders held on June 13, 2020. ArcelorMittal intends to repurchase shares for an aggregate maximum amount of $650 million under the program. On completion of the program, ArcelorMittal will commence a further share buyback program for an aggregate amount of $570 million, in-line with the Company’s new capital returns policy announced on February 11, 2021. Both share buyback programs will be completed by December 31, 2021. To maintain its current level of voting rights, on February 12, 2021, the Significant Shareholder entered into a share repurchase agreement with ArcelorMittal to sell, on each trading day which ArcelorMittal purchases shares under the programs, an equivalent number of shares in the proportion of the Significant Shareholder’s 36.34% of outstanding shares of ArcelorMittal. The sale will be at the same price as the shares repurchased on the market. The share buyback program was completed on March 3, 2021 with 27,113,321 million shares repurchased (9,852,980 of which were repurchased from the Significant Shareholder for purposes of maintaining its voting rights for €195 million ($236 million)) for a total value of approximately €537 million ($650 million) at an approximate average price per share of €19.79.
On March 4, 2021, ArcelorMittal commenced a second share buyback program for an aggregate amount of $570 million, in-line with the Company’s new capital returns policy. This share buyback program will be completed by December 31, 2021.
For further information on ArcelorMittal’s ongoing capital expenditure projects, see “Properties and capital expenditures—Capital expenditures”.

Management report	17
Risk factors
ArcelorMittal’s business, financial condition, results of operations, reputation or prospects could be materially and adversely affected by one or more of the risks and uncertainties described below.
Summary
Our business is subject to numerous risks and uncertainties, including those highlighted under “Detailed risk factors” below. These risks include, but are not limited to, the following:

I.	Risks related to the global economy and the mining and steel industry
a)	Prolonged low steel and (to a lesser extent) iron ore prices and/or low steel demand would likely have an adverse effect on ArcelorMittal’s results of operations.
b)	Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.
c)	Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.
d)	Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.
e)	Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.
f)	Competition from other materials and alternative steel based technologies could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
II.	Risks related to ArcelorMittal's operations
a)	ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.
b)	ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.
c)	ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.
d)	Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, epidemics or pandemics or extreme weather events could adversely affect its operations, customer service levels and financial results.
e)	ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.
f)	ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.
III.	Risks related to ArcelorMittal’s Mining activities
a)	ArcelorMittal’s mining operations are subject to risks associated with mining activities.
b)	ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.
c)	ArcelorMittal faces rising extraction costs over time as reserves deplete.
IV.	Risks related to ArcelorMittal’s acquisitions and investments
a)	ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties completing planned acquisitions or integrating acquired companies could harm ArcelorMittal’s future results of operations, financial condition and prospects.
b)	ArcelorMittal may fail or encounter further difficulties to implement its strategy with respect to ArcelorMittal Italia and incur further losses.
c)	ArcelorMittal faces risks associated with its acquisition, via a joint venture, of AMNS India.
d)	ArcelorMittal’s greenfield, brownfield and other investment projects are subject to financing, execution and completion risks.
e)	ArcelorMittal faces risks associated with its investments in joint ventures and associates.
V.	Risks related to ArcelorMittal’s financial position and organizational structure
a)	Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill.
b)	ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business and the market's perception of ArcelorMittal's leverage may affect its share price.
c)	ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.
d)	Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries could require the Company to make substantial cash contributions to pension plans or to pay for employee healthcare, which may reduce the cash available for ArcelorMittal’s business.
e)	ArcelorMittal’s results of operations could be affected by fluctuations in foreign exchange rates, particularly the euro to U.S. dollar exchange rate, as well as by exchange controls imposed by governmental authorities in the countries where it operates.

18	Management report

f)	The Significant Shareholder has the ability to exercise significant influence over the outcome of shareholder votes.
g)	ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions, and loss-making subsidiaries may drain cash flow necessary for such needs or distributions.
VI.	Legal and regulatory risks
a)	ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.
b)	Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations, financial condition and reputation.
c)	The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.
d)	ArcelorMittal is subject to economic policy, political, social and legal risks and uncertainties in the emerging markets in which it operates or proposes to operate, and these uncertainties may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.
e)	ArcelorMittal is subject to an extensive, complex and evolving regulatory framework which may expose it and its subsidiaries, joint ventures and associates to investigations by governmental authorities, litigation and fines, in relation, among other things, to antitrust and compliance matters. The resolution of such matters could negatively affect the Company’s profitability and cash flows in a particular period or harm its reputation.
f)	ArcelorMittal is currently and in the future may be subject to legal proceedings or product liability claims, the resolution of which could negatively affect the Company’s profitability and cash flows in a particular period.
g)	Changes to global data privacy laws and cross-border personal data transfer requirements could adversely affect ArcelorMittal's business and operations.
h)	U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management.
Detailed risk factors
I. Risks related to the global economy and the mining and steel industry
Prolonged low steel and (to a lesser extent) iron ore prices and/or low steel demand would likely have an adverse effect on ArcelorMittal’s results of operations.
As an integrated producer of steel and iron ore, ArcelorMittal’s results of operations are sensitive to the market prices of, and demand for, steel and iron ore in its markets and globally. The impact of market steel prices on its results is direct while the impact of market iron ore prices is both direct and indirect, as ArcelorMittal sells iron ore on the market to third parties (in which case it benefits from higher iron ore market prices), and indirect, as iron ore is a principal raw material used in steel production and fluctuations in its market price are typically and eventually (with the timing dependent on steel market conditions) passed through to steel prices (with any lags in passing on higher prices "squeezing" steel margins, as discussed below). Steel and iron ore prices are affected by supply and demand trends and inventory cycles. In terms of demand, steel and iron ore prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance, machinery, equipment and transportation industries, which are significant markets for ArcelorMittal’s products. More generally, steel and iron ore prices are sensitive to macroeconomic fluctuations in the global economy which are impacted by many factors ranging from trade and geopolitical tensions to global and regional monetary policy to specific disruptive events such as pandemics and natural disasters. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. In addition, as further discussed below, excess supply relative to demand for steel in local markets generally results in increased exports and drives down global prices. In terms of inventory, steel stocking and destocking cycles affect apparent demand for steel and hence steel prices and steel producers’ profitability. For example, steel distributors may accumulate substantial steel inventories in periods of low prices and, in periods of rising real demand for steel from end-users, steel distributors may sell steel from inventory (destock), thereby delaying the effective implementation of steel price increases. Conversely, steel price decreases can sometimes develop their own momentum, as customers adopt a “wait and see” attitude and destock in the expectation of further price decreases.
As a result of these factors, steel and iron ore prices have come under pressure at various points in recent periods. In 2019, steel market conditions deteriorated significantly due to a decline in steel prices (lower demand in Europe and the U.S., higher imports in Europe and additional domestic supply and the effect of customer destocking in the U.S.) and higher raw material costs (particularly in iron ore due to supply-side developments in Brazil and Australia), resulting in a negative price-cost effect. As a result, ArcelorMittal’s steel segments recorded significantly lower operating income in 2019, including charges of $0.8 billion primarily related to inventory and impairment charges of $1.9 billion. Steel market conditions deteriorated further in 2020 due to the COVID-19 pandemic and its economic ramifications. For example, apparent steel consumption in the EU fell 18.4% year-on-year in the first half of 2020 and, ArcelorMittal reduced production and temporarily idled steelmaking and finishing assets, with corresponding adverse volume and (as discussed below) price effects. This weighed on the Company’s results in

Management report	19
2020, especially in the second quarter of 2020 when steel shipments were down 34.7% compared to the second quarter of 2019.
Steel and iron ore price trends are difficult to predict, due in particular to their sensitivity to the geopolitical and macro-economic environment. Trade relations also affect the supply-demand relationship and hence prices. For example, while the imposition of tariffs in the United States at a rate of 25% supported local market steel prices in 2018, further tariffs and retaliatory protectionist measures by other countries, particularly in the broader context of global trade tensions (especially between the United States and China), may at any point in the future have a significant negative impact on global trade and ultimately economic growth, steel demand and steel and iron ore prices. A significant example of the impact of the macro-economic trends on steel prices has been the ongoing COVID-19 pandemic and its economic ramifications. The overall effect in 2020 (subject to some specific geographic exceptions) was a decline which began towards the end of the first quarter of 2020 (after prices had generally improved in the beginning of the year) and which then began to improve during the third quarter of 2020. The impact on prices going forward will be determined by such factors as the duration of the pandemic, the industry supply response and any impacts on input costs, including potential changes in raw material input prices (the latter having increased in the second and third quarters of 2020 due to improved demand conditions (e.g., renewed economic activity in China) and supply constraints in Brazil due to the impact of COVID-19). The extent of the economic damage attributable to the COVID-19 pandemic is highly uncertain, differs from country to country due to the duration and scope of the restrictions put in place to reduce the rate of infections and hospitalizations, the development and spread of variants of COVID-19 and both health and regulatory dynamics until effective vaccines are widely available. While activity in steel consuming industries recommenced or increased during the second and third quarters due to the partial or complete lifting of restrictions (or the exception of industrial activity from them), new restrictions were implemented in the fourth quarter of 2020 due to second waves and are expected to continue or to be implemented in the first part of 2021. Nonetheless, the activity in steel consuming industries continued to strengthen in the fourth quarter. GDP and steel demand contracted in 2020. While GDP and steel demand are expected to improve in 2021 in most regions, uncertainty is high and the speed and duration of any recovery will depend on a number of factors beyond the Company’s control, including the nature and duration of restrictions that remain in place or may be reinstituted, the effectiveness of vaccines as new variants of COVID-19 appear and spread, levels of unemployment, the decrease in wider corporate profitability as a result, and the level of fiscal policy support available. The Company has therefore made and will continue to need to make ongoing decisions to adjust production in various geographies in accordance with the level of steel demand and government requirements. A scenario of prolonged low steel and (to a lesser extent or if simultaneous) iron ore prices whether or not combined with low steel demand, including as a result of such macroeconomic trends described above and geopolitical issues, would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.
The prices of steel, iron ore, coking coal and scrap have been highly volatile in recent years. Volatility in steel and raw material prices can result from many factors including: trends in demand for iron ore in the steel industry itself, and particularly from Chinese steel producers (as the largest group of producers); industry structural factors (including the oligopolistic nature of the seaborne iron ore industry and the fragmented nature of the steel industry); the expectation or imposition of corrective trade measures such as tariffs; massive stocking and destocking activities (sudden drops in prices can lead end-users to delay orders pushing prices down further); speculation; new laws or regulations; changes in the supply of iron ore, in particular due to new mines coming into operation; business continuity of suppliers; changes in pricing models or contract arrangements; expansion projects of suppliers; worldwide production, including interruptions thereof by suppliers; capacity-utilization rates; accidents or other similar events at suppliers’ premises or along the supply chain as occurred in 2019; wars, natural disasters, public health epidemics (such as the outbreak of COVID-19, which reached a pandemic level in early 2020 and substantially depressed demand for steel for an extended period), political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers and the availability and cost of transportation. For further information on the movement of raw material prices in recent years, see "Operating and financial review—Economic conditions—Raw materials."
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

20	Management report
rates were 65% for iron ore and 14% for PCI and coal in 2020), it nevertheless remains exposed to volatility in the supply and price of iron ore and coking coal given that it obtains a significant portion of such raw materials under supply contracts from third parties. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Business overview—Products—Mining products—Other raw materials and energy”.
Furthermore, while steel and raw material (in particular iron ore and coking coal) price trends have historically been correlated, a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices may also occur and result in a “price-cost effect” in the steel industry. ArcelorMittal has experienced negative price-cost effects (or "squeezes") at various points in recent years including in 2019 and 2020 and may continue to do so. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials, rendering them particularly susceptible to price-cost effect. For example, coking coal sourced from Australia takes several weeks to reach Europe (e.g. ~4 weeks sailing time, plus loading/unloading time at ports), creating a structural lag. Sudden spikes in raw materials, such as coking coal, have occurred in the past and may occur in the future. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and as a steel producer sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand. In 2019, the significant decline in steel prices (due to lower demand and higher imports, among other things) and significant increase of iron ore prices among other trends due in part to supply shocks following the collapse of the Brumadinho dam owned by Vale in Brazil and a heavy cyclone season in Australia weighed heavily on the profitability of the Company's steel business. In 2020, the negative impact of the COVID-19 pandemic restrictions on steel demand led to lower spreads as steel prices declined, in particular in the second quarter of 2020. Prices remained low in the third quarter of 2020 (due in part to price lag), while raw material costs, especially iron ore, remained broadly stable, underpinned by the strong rebound in Chinese demand, resulting in a price-cost squeeze. In the fourth quarter, with the recovery of steel demand in the world ex-China, there was a recovery in steel and iron ore prices, while prices for coking coal decreased and remained stable throughout the fourth quarter due to the Chinese ban on Australian coals. While the significant increase in steel prices in the fourth quarter of 2020 resulted in a multi-year high in steel spreads (which was not fully reflected in the Company’s performance due to lag effect), the duration of these favorable conditions is highly uncertain. If raw material prices were to increase substantially while demand for steel were to decrease, the steel sector would again experience a negative price-cost effect.
Another area of exposure to price volatility is transportation. Freight costs (i.e., shipping) are an important component of ArcelorMittal’s cost of goods sold. In particular, if freight costs were to increase before iron ore or steel prices or if transportation is significantly disrupted as a result of new measures implemented to limit the spread of COVID-19 or for any other reason, this would directly and mechanically weigh on ArcelorMittal’s profitability (although it would make imports into its markets less competitive).
Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.
The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs and customer stocking and destocking cycles. The steel industry has historically suffered from structural overcapacity globally, and the current global steelmaking capacity exceeds the current global consumption of steel. This overcapacity is affected by global macroeconomic trends and amplified during periods of global or regional economic weakness, leading to weaker global or regional demand. In particular, China is both the largest global steel consumer and the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing global steel prices, such as in 2015, when Chinese domestic steel demand weakened resulting in a surge in Chinese steel exports. While the structural imbalance between Chinese supply and demand has been reduced by capacity eliminations in recent years, less strict capacity constraints and capacity creep may result in increasing overcapacity. In addition, a significant increase in Chinese capacity and/or a significant decrease in Chinese demand could lead to a renewed flood of Chinese steel exports. In the long-term, Chinese steel demand is expected to decline, as the economy slows, the need for large infrastructure projects wanes and pace of urbanization moderates. In addition, other developing markets (such as Brazil, Russia and Ukraine) continue to periodically show structural overcapacity when experiencing decreased domestic demand as a result of weakening economic conditions, and developed Asia continues to exhibit overcapacity and the need to export significant volumes. Regional steel markets are also vulnerable at times of economic crisis in countries with significant steelmaking capacity. One such example is Turkey where a currency crisis caused domestic demand to decline sharply during the second half of 2018 and led to an increase in exports, particularly long

Management report	21
steel products. The European steel market is particularly sensitive to decreases in demand as well as supply spikes from imports due to remaining structural overcapacity. For example, in response to a weak demand environment in Europe in the first half of 2019, the Company announced that it would temporarily reduce its European steelmaking capacity with total annualized production cuts of 4.2 million tonnes. In 2020, steel demand decreased substantially in response to the economic ramifications of the lockdowns imposed to restrict the spread of COVID-19 infections. Steel demand in EU28 fell by around 25% year-on-year during the second quarter of 2020 at the height of the restrictions but improved sharply during the second half of the year. Despite new restrictions being implemented in the fourth quarter of 2020 and expectation that restrictions will continue or be implemented in the first part of 2021, manufacturing has been broadly unaffected, and steel supply has failed to keep pace with the growth in underlying steel demand, causing prices to increase. However, there is uncertainty as to how long restrictions will remain in place and whether they may be tightened, and the impact on the level and stability of GDP and steel demand in 2021 will be dependent on factors beyond the Company’s control as described earlier. The Company's sales and profitability may be materially or adversely affected the longer restrictions remain in place and the extent to which they are tightened and accordingly the greater the impact on employment and corporate profitability.
The overcapacity of steel production in the developing world and in China in particular has weighed on global steel prices at times over the past decade, as exports have surged to Europe and NAFTA, ArcelorMittal’s principal markets, often at low prices that may be at or below the cost of production, depressing steel prices in regional markets world-wide (See the following risk factor). If global demand continues to weaken or does not improve, the effects of such a phenomenon could increase.
Finally, excess iron ore supply coupled with decreased demand in iron ore consuming industries, such as steel, led to a prolonged depression of iron ore prices at various points in recent years, for example in 2015, which in turn weighed on steel prices as iron ore is a principal raw material in steelmaking. While the iron ore supply/demand balance was more favorable in subsequent periods and iron ore prices were strong in 2019 and 2020, no assurance can be given that it will not deteriorate again, particularly if Chinese steel demand declines, worldwide capacity increases due to new construction, production is restarted or steel demand declines again due to the COVID-19 pandemic (the extent and duration of which are highly uncertain and may be prolonged). A renewed phase of steel and iron ore oversupply would likely have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
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
Exports of low-cost steel products from developing countries, along with a lack of effective remedial trade policies, can depress steel prices in various markets globally, including in ArcelorMittal’s key markets. Conversely, ArcelorMittal is exposed to the effects of import tariffs, other trade barriers and protectionist policies more generally due to the global nature of its operations. Various countries have instituted, and may institute import tariffs and barriers that could, depending on the nature of the measures adopted, adversely affect ArcelorMittal’s business by limiting the Company’s access to or competitiveness in steel markets. While such protectionist measures can help the producers in the adopting country, they may be ineffective, raise the risk of exports being directed to markets where no such measures are in place or are less effective and/or result in retaliatory measures. Moreover, absent government intervention, European steel producers who will bear increasingly high costs to reduce carbon emissions (or pay for allowances) will be at a competitive disadvantage versus importers from developing countries with lower environmental standards. In addition, the economic ramifications of the COVID-19 pandemic have increased the risk of steel imports into ArcelorMittal’s principal markets.
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

22	Management report
Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.
The markets in which steel companies operate are highly competitive. Competition, in the form of established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries, or exporters selling excess capacity from markets such as China, could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing. For example, in the CIS, as regional competitors improve operational efficiency and increase capacity, ArcelorMittal’s market share may be affected. Any of these developments could have a material adverse effect on its business, financial condition, results of operations or prospects.
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
In the automotive area, ArcelorMittal has introduced new advanced high-strength steel products, such as Usibor® 2000, Ductibor® 1000 and Fortiform® a new 3rd generation advanced high strength steel for cold stamping, new engineering S-in motion® projects and a dedicated electric iCARe® range to respond to the shift toward electric cars. In the construction area, ArcelorMittal launched Steligence®, a unique holistic commercial approach with a complete set of products, services and solutions. See “Business overview—Research and development”. Despite these product innovations, a loss of market share to substitute materials, increased government regulatory initiatives favoring the use of alternative materials, as well as the development of additional new substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
While in 2020, the Company started to offer its customers equivalent green steel tonnes by way of a certification system linked to CO2 savings, achieved through investment in decarbonization technologies, additive manufacturing or new technologies such as carbon free steelmaking could result in a loss of market share if competitors develop and deploy this kind of technology before ArcelorMittal. In addition, ArcelorMittal may not invest as efficiently or rapidly as its competitors in low carbon steel projects. For example, certain of ArcelorMittal’s competitors have commissioned projects with the goal of offering significant amounts of low CO2 steel in the medium term. In addition, to the extent regulatory requirements and/or customer demand for low carbon or carbon neutral steel increase, competition with respect to low CO2 steel technologies may become more significant.
II. Risks related to ArcelorMittal's operations
ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.
The steel industry has historically been cyclical, periodically experiencing difficult operating conditions. In light of this, ArcelorMittal has historically and increasingly in recent periods, taken initiatives to reduce its costs and increase its operating efficiency including through various asset optimization and other programs. The most recent of these programs is the $1.0 billion cost reduction program announced in February 2021 to ensure that a significant portion of cost savings achieved during the COVID-19 crisis are sustained. The cost reduction plan includes footprint optimization with Krakow's steel shop closure, productivity improvements from maintenance in South Africa, digital transformation and restructuring to improve productivity in Brazil and insourcing high cost downstream activities in Brazil. It also includes selling, general and administrative savings through a 20% corporate headcount reduction, the sale of ArcelorMittal USA to Cleveland-Cliffs and further savings in Mexico (headcount savings and optimization, work outsourcing, optimization of office space and activity centralization). Failure to implement the Company’s announced cost-saving initiatives fully could have a material adverse effect on the Company’s profitability and cash flows.
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

Management report	23
facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities. Such costs could have an adverse effect on its results of operations or financial condition. In particular, given the significant deterioration in economic activity and steel market conditions since measures to contain the COVID-19 pandemic were introduced, the Company was required to adapt its operations for much of 2020, in particular temporarily idling production during lockdown and with a leaner cost structure. The Company began taking actions during the third quarter of 2020, including the announced permanent closure of the blast furnace in Kraków, Poland.
ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.
A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt the footprint. ArcelorMittal may experience strikes and work stoppages at various facilities. Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal. The depressed economic environment in recent years in South Africa led ArcelorMittal South Africa to initiate workforce reorganizations and reductions in 2018, 2019 and 2020 (see also "Management and employees—Employees"). As a result, ArcelorMittal South Africa sought to rationalize operations through temporary or permanent idling and/or closure of plants, with for example the closure of Saldanha operations. Matters related to remuneration for 2020 were significantly affected by the economic impacts of recession and the COVID-19 pandemic and lockdown and are subject to ongoing engagements with employee representatives.
In Italy, given the ongoing challenges faced by steelmakers at ArcelorMittal Italia, the unions made claims for urgent measures to ensure the health and safety of the workers and the resumption of stable social relations.
Most recently, in response to the economic ramifications of the COVID-19 pandemic, throughout much of 2020, ArcelorMittal has reduced production and implemented, and continues to implement, cost reduction measures, including temporary and permanent workforce reductions. Initiatives such as these have in the past and may in the future lead to protracted labor disputes and political controversy. For example, ArcelorMittal France faced an unlimited strike beginning on October 5, 2020 in response to continued work throughout the COVID-19 pandemic, including requests for hazard pay and continued pay in the event of idled production. No assurance can be given that further labor disputes relating to the health crisis and its ramifications will not arise in the future, in particular if additional measures are implemented or are prolonged.
Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, epidemics or pandemics or extreme weather events could adversely affect its operations, customer service levels and financial results.
Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, furnace breakdowns or as a result of natural disasters, epidemics or pandemics or severe weather conditions. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events, for example the collapse of the oxygen and nitrogen pipelines in November 2018 at ArcelorMittal Temirtau, the fire in a conveyor belt of the coke plant in ArcelorMittal Asturias in Aviles in October 2018, an electrical failure resulting in the temporary stoppage of the concentrator at AMMC in 2019, a fire in the gas cleaning section of the coke plant in Dunkirk in 2020 and the hot blast stove explosion in Burns Harbor in 2020.
In 2020, in response to the economic ramifications of the COVID-19 pandemic, ArcelorMittal reduced production. To the extent that lost production as a result of such disruptions cannot be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and results of operations.
Additionally, ArcelorMittal operates in Liberia, which underwent an Ebola virus epidemic in 2014 and 2015; its operations and projects in the country were substantially affected. Currently, the COVID-19 pandemic has been and continues to affect many regions of the world with differing degrees of severity and viral peaks possibly still to come in emerging market regions, and its economic ramifications have provoked regional and global recessions. The COVID-19 pandemic is having, and future epidemics or pandemics, may have, a material adverse effect on ArcelorMittal’s operations, production targets and expansion plans in the markets in which it operates and, more generally, on its results of operations and financial condition.

24	Management report
In addition, natural disasters and severe weather conditions could lead to significant damage at ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Mexico’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico are located in or close to areas prone to earthquakes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. The site of the joint venture AM/NS Calvert (“Calvert”) in the United States is located in an area subject to tornados and hurricanes. ArcelorMittal also has assets in locations subject to bush fires, specifically in Kazakhstan and South Africa, and to Arctic freeze. More generally, changing weather patterns and climatic conditions in recent years, possibly due to global warming, have added to the unpredictability and frequency of natural disasters.
For example, on July 10, 2019 an extreme storm disabled a crane that unloads from ships iron ore used in the blast furnaces at the Taranto plant in Italy, causing a fatality and subsequently affecting a portion of its raw material supply. Severe weather conditions can also affect ArcelorMittal’s operations in particular due to the long supply chain for certain of its operations and the location of certain operations in areas subject to harsh winter conditions (i.e., Canada and Kazakhstan) or areas that are susceptible to droughts (i.e., South Africa and Brazil). Flooding has also affected ArcelorMittal's operations, including at ArcelorMittal Asturias in Aviles, Spain in June 2018 and in Liberia in the third quarter of 2018, when heavy rains during the wet season caused handling and logistic constraints that impacted shipment volumes. Damage to ArcelorMittal production facilities due to natural disasters and severe weather conditions could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition.
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
Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries carry, the occurrence of an event or series of events (such as, among others, a pandemic) that may result in losses in excess of limits specified under the relevant policy, or losses not covered by insurance policies, could materially harm ArcelorMittal’s financial condition and future operating results.
ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.
ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems. An increasing number of companies, including ArcelorMittal, have recently experienced intrusion attempts or even breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. ArcelorMittal’s corporate website was the target of a hacking attack in January 2012, which brought the website down for several days, and phishing, ransomware and virus attacks have been increasing in more recent years through 2020, with WannaCry impacting the Company in March 2018 and ransomware Eight in South Africa in 2020. Adverse consequences of technological advances like Industry 4.0, Cloud computing, Internet of Things, and Blockchain may increase threats or cause damage to ArcelorMittal, for example by impacting shop-floor systems supporting production and maintenance and thereby forcing plant operations revert to manual mode with loss of production, resulting in new risks to ArcelorMittal's operations and systems.
Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures.

Management report	25
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
III. Risks related to ArcelorMittal’s Mining activities
ArcelorMittal’s mining operations are subject to risks associated with mining activities.
ArcelorMittal's mining operations are subject to the hazards and risks usually associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, the hazards associated with open-pit mining operations include, among others:
•flooding of the open pit;
•collapse of the open-pit wall;
•accidents associated with the operation of large open-pit mining and rock transportation equipment;
•accidents associated with the preparation and ignition of large-scale open-pit blasting operations;
•production disruptions or difficulties associated with mining in extreme weather conditions;
•hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination; and
•collapse of tailings ponds dams.
Hazards associated with underground mining operations, of which ArcelorMittal has several, include, among others:
•underground fires and explosions, including those caused by flammable gas;
•gas and coal outbursts;
•cave-ins or falls of ground;
•discharges of gases and toxic chemicals;
•flooding;
•sinkhole formation and ground subsidence; and
•blasting, removing, and processing material from an underground mine.
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
ArcelorMittal’s reported reserves are estimated quantities of the ore and metallurgical coal that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond ArcelorMittal’s control. The process of estimating reserves involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the estimated amounts of iron ore and coal will be recovered or that it will be recovered at the anticipated rates. Estimates may vary, and results of mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual market conditions, production experience and other factors. Fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a revision of reserves. In particular, a prolonged period of low prices or other indicators could lead to a review of the Group’s reserves. Such review would reflect the Company’s view based on estimates, assumptions and judgments and could result in a reduction in the Group’s reported reserves. The Group’s reserve estimates do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to

26	Management report
the average contracted price for the previous three years. As a result, if the average contracted prices decline in the subsequent period, including sharply (given the historical volatility and wide swings in iron ore prices), the Company’s estimates of its reserves at year-end may decline.
In addition, substantial time and expenditures are required to:
•establish mineral reserves through drilling;
•determine appropriate mining and metallurgical processes for optimizing the recovery of saleable product from iron ore and coal reserves;
•obtain environmental and other licenses or securing surface rights with local communities;
•construct mining and processing facilities and the infrastructure required for greenfield properties;
•extract the saleable products from the mined iron ore or coal; and
•maintain the appropriate blend of ore to ensure the final product qualities expected by the customer are achieved.
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
Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper and underground operations become deeper, all of which are considered in reserve estimates. As a result, ArcelorMittal usually experiences rising unit extraction costs over time with respect to each of its mines.
IV. Risks related to ArcelorMittal’s acquisitions and investments
ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties completing planned acquisitions or integrating acquired companies could harm ArcelorMittal’s future results of operations, financial condition and prospects.
The Company was formed and subsequently grew through mergers and acquisitions. After curtailing its large-scale M&A activity for several years following the 2008 financial crisis, it has made several large acquisitions in recent years, including its acquisition (via a joint venture) of Calvert in 2014, of a long steel business ArcelorMittal Sul Fluminense ("AMSF") in 2018, ArcelorMittal Italia via a long-term lease and conditional purchase agreement in 2018 and AMNS India via a joint venture in 2019.
To the extent ArcelorMittal continues to pursue significant acquisitions, financing of such acquisitions may (depending on the structure) result in increased debt, leverage and gearing. Acquisitions also entail increased operating costs, as well as greater allocation of management resources away from daily operations. Managing acquisitions requires the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations, the adoption of manufacturing best practices, handling any labor disruptions that may arise, attracting and retaining qualified management and personnel as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage acquisitions could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.
ArcelorMittal may fail or encounter further difficulties to implement its strategy with respect to ArcelorMittal Italia and incur further losses.
The Company has encountered and may continue to encounter difficulties in implementing its strategy with respect to ArcelorMittal Italia. In particular, pursuant to the initial agreement for the lease and subsequent conditional purchase of the business, ArcelorMittal Italia has been implementing major improvements involving substantial capital expenditures designed to bring ArcelorMittal Italia up to and beyond EU environmental standards, to improve its operational performance, to rebuild client confidence and to integrate personnel and apply the Company’s best practices and expertise. The implementation of these improvements has been subject to various obstacles, including the unexpected legal, regulatory and operational developments encountered in 2019 and the impact of the COVID-19 pandemic in Italy, which led to a significant reduction in the Taranto plant’s production

Management report	27
beginning mid-March 2020. These delays were particularly costly as ArcelorMittal Italia has been loss-making since its consolidation in ArcelorMittal's results in November 2018, particularly in light of the recent market environment.
On November 4, 2019, ArcelorMittal sent to the Commissioners managing the Ilva insolvency procedure (the “Commissioners”) a notice to withdraw from or terminate lease and conditional purchase agreement and return the business units to Ilva. This notice was based, among other things, on provisions of the agreement that allow withdrawal in the event that a new law affects the environmental plan for the Taranto plant in such a way that materially impairs the ability to operate the plant or implement the industrial plan; these provisions were triggered following the Italian Parliament’s removal, on November 3, 2019, of the legal protection necessary for ArcelorMittal Italia to implement its environmental plan without risk of criminal liability. In response, the Commissioners filed suit in Milan seeking an injunction to prevent ArcelorMittal’s withdrawal and termination of the agreement. Following negotiation between the parties, on March 4, 2020, ArcelorMittal and the Commissioners agreed to settle this litigation and signed an amendment to the agreement.
The amendment included terms for investment by Italian state-sponsored and other private entities into ArcelorMittal Italia, a new industrial plan involving lower-carbon steelmaking technologies, a revised lease payment structure and certain revised commitments and additional conditions precedent related to the completion of the obligation to purchase. The Investment Agreement was signed on December 10, 2020, providing for Invitalia, an Italian state-owned company, to invest up to €1.105 billion in ArcelorMittal Italia, in two tranches (equity and €25 million as a loan). While the first investment is currently expected to be made in the first quarter of 2021 (after having contractually been expected to be made by the end of February following EU merger antitrust authorization in late January), no assurance can be given that it will be made or that the conditions precedent to the second investment and the purchase obligation under the lease agreement itself will be fulfilled or that further operational, financial, legal, regulatory, labor-related or political difficulties will not arise, potentially resulting in the failure to achieve the anticipated benefits of the project, further losses, renewed litigation and payments of substantial amounts or other damages. For more information see “Introduction—Key transactions and events in 2020” and note 9.3 to the consolidated financial statements.
ArcelorMittal faces risks associated with its acquisition, via a joint venture, of AMNS India.
ArcelorMittal acquired, via a joint venture with Nippon Steel Corporation (“NSC”), AMNS India Limited ("AMNS India") on December 16, 2019, in a bankruptcy resolution process. The joint venture’s proposal, set out in a resolution plan (the
“Resolution Plan”) that detailed among other things the amount to be paid to existing creditors and towards capital infusion (totaling $7.1 billion and including $417 million of guaranteed working capital adjustment) and the improvements and related capital expenditures (totaling $2.6 billion) to be made over the medium-term, was approved by the Indian Supreme Court on November 15, 2019.
The implementation of the Resolution Plan subjects ArcelorMittal to various risks. On the operational front, the industrial project to turnaround AMNS India and further improve operational profitability is large-scale and ambitious. While ArcelorMittal has substantial experience in turnaround situations, the scale of this one is particularly large and it is the Company’s inaugural large-scale acquisition in India, an emerging market. However, AMNS India’s assets do not include certain assets that are ancillary to the steel plant, such as port facilities. While AMNS India has since made additional acquisitions, such as the Odisha Slurry Pipeline and a power plant, without requiring additional shareholder funding, it is possible that the joint venture may make additional acquisitions financed in a manner similar to that of the AMNS India acquisition and subject the Company to similar risks. Capital expenditure in excess of budgeted amounts, delays and difficulties in achieving commercial objectives therefore cannot be ruled out. The risks in this respect are compounded to an extent by the fact that AMNS India is emerging from bankruptcy (meaning, among other things, that maintenance capital expenditures were deferred) and is owned and operated by a joint venture with attendant risks around strategic alignment, potential discord and deadlock. ArcelorMittal is exposed to the extent of its equity investment and its guarantees of the financings of the joint venture. On March 16, 2020, AMNS Luxembourg, the parent company of the joint venture AMNS India, entered into a $5.1 billion ten-year term loan agreement with several Japanese banks which is guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture. See further information in note 2.4 to the consolidated financial statements.
ArcelorMittal’s greenfield, brownfield and other investment projects are subject to financing, execution and completion risks.
The Company has announced a number of greenfield or brownfield development projects, in addition to ArcelorMittal Italia and AMNS India, as well as other significant investment projects which are capital intensive. See “Properties and capital expenditures—Property, plant and equipment—Investments in joint ventures” and "Properties and capital expenditures—Property, plant and equipment—Capital expenditure projects" for further information on projects the Company has announced. To the extent these projects go forward, they would entail substantial capital expenditures, and their timely completion and

28	Management report
successful operation may be affected by factors beyond the control of ArcelorMittal, including delays and measures related to the COVID-19 pandemic. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources, local opposition to land acquisition or project development, managing relationships with or obtaining consents from other shareholders, revision of economic viability projections, demand for the Company’s products, local environmental or health-related conditions, and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its development projects. For investment projects that the Company expects to fund primarily through internal sources, these sources may prove insufficient depending on the amount of internally generated cash flows and other uses of cash, and the Company may need to choose between incurring external financing or foregoing the investment. The Company cannot guarantee that it will be able to execute its greenfield, brownfield or other investment projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment. Conversely, should the Company decide to postpone or cancel development projects, it could incur various negative consequences such as litigation or impairment charges.
ArcelorMittal faces risks associated with its investments in joint ventures and associates.
ArcelorMittal has investments in various joint ventures and associates. See “Properties and capital expenditures—Property, plant and equipment—Investments in joint ventures” and note 2.4 to ArcelorMittal’s consolidated financial statements. In particular, it has structured significant growth transactions in recent years, including Calvert and AMNS India as joint ventures, and recently restructured ArcelorMittal Italia as a joint venture. Joint ventures and associates may be controlled and managed by joint venture or controlling partners that may not fully comply with ArcelorMittal’s standards, controls and procedures, including ArcelorMittal’s health, safety, environment and community standards, which could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect ArcelorMittal’s results and reputation. Joint ventures are also subject to the risk of dead-lock and/or coordination issues affecting the implementation of strategy.
In addition, certain of these joint ventures and associates are currently experiencing, or may in the future experience, difficult operating conditions and/or incur losses. Difficult operating conditions in joint ventures and associates in which ArcelorMittal has invested may expose it to loss of its investment, requirements for additional investments or calls on guarantees.
For example, ArcelorMittal’s joint venture Al Jubail’s financial situation has been negatively impacted by a slower than expected ramp-up of operations and required further funding in 2018 and 2019 and may require additional funding in the future. ArcelorMittal has provided shareholder loans to assist with funding and additional equity funding from the other partners was completed in the fourth quarter of 2019. ArcelorMittal’s loans to the joint venture were $109 million at December 31, 2020. The Company has also guaranteed $347 million of Al Jubail’s external debt (including shareholder loan). As of December 31, 2020, ArcelorMittal had given $4.5 billion in guarantees on behalf of associates and joint ventures including $3.1 billion issued on behalf of AMNS India, $226 million issued on behalf of Calvert and the above mentioned Al Jubail guarantee. See notes 2.4.1, 2.4.2 and 9.4 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal’s investments in joint ventures and associates may also result in impairments. In 2020, as a result of lower cash flow projections resulting from weaker market conditions partially linked to the COVID-19 pandemic, the Company recognized a $211 million impairment charge with respect to its associate DHS Group. As of December 31, 2020, ArcelorMittal’s investments accounted for under the equity method had a book value of $6.8 billion, including AMNS India ($2.0 billion), DHS Group ($672 million), China Oriental ($1.2 billion), Gonvarri ($626 million), Calvert ($539 million), Baffinland ($387 million) and VAMA ($194 million).
V. Risks related to ArcelorMittal’s financial position and organizational structure
Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill.
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

Management report	29
decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2019, the Company recognized $1.3 billion of impairments on the fixed assets of ArcelorMittal USA (of which $660 million were reversed in 2020 in connection with the agreed sale to Cleveland-Cliffs) and a $75 million impairment at ArcelorMittal South Africa following downward revisions of cash flow projections. In 2020, the Company recorded impairment charges of $196 million, including $92 million related to the permanent closure of the coke plant in Florange (France) in the first quarter and $104 million following the permanent closure of a blast furnace and steel plant in Krakow (Poland) in the third quarter. The Company also recognizes impairment in connection with intended sales, when the carrying amount of the disposal group is higher than the fair value less cost to sell. In this context, the Company recognized a total impairment charge of $994 million (including $888 million in connection with the intended sale of the ArcelorMittal Italia remedies and $86 million in relation to the sale of the Votorantim remedies) in 2018, an additional impairment of $497 million in 2019 related to the remedy asset sales for the ArcelorMittal Italia acquisition and a $331 million impairment charge with respect the Company's plate assets in Europe in 2020. Substantial amounts of goodwill, tangible and intangible assets remain recorded on the Company's balance sheet. As of December 31, 2020, the Company's balance sheet included $4.0 billion of goodwill. More generally, no assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions deteriorate further. In particular, changes in key assumptions used in the Group’s impairment tests, due to market conditions, regulations (including environmental regulations) or other reasons may result in additional impairment losses being recognized in the future. For example, the ongoing COVID-19 pandemic and its impact on macroeconomic conditions (including steel demand and steel prices) may result in changes in the key assumptions used in the Group’s impairment tests. In particular, the Company's assumptions are based on its belief that the COVID-19 pandemic has not structurally altered the long-term outlook of operations and subject to certain differences by geographical areas, its expectation that shipments will return to pre-COVID-19 levels by 2022 with the benefit from a favorable supply demand balance following a prolonged period of destocking and a restoration of operating margins in 2021 with the benefit of improved selling prices and structural cost improvements sustained from the Company's response to the COVID-19 crisis. Changes in these assumptions could result in additional impairment losses. In addition, the Company's assumptions do not include the significant long-term investments necessary to reach the Group's announced carbon emissions goals, given the uncertainties around the requirements needed for the transition to low-emission technologies. The Company’s assumptions for future cash flows include an estimate for costs that the Company expects to incur to acquire emission allowances, which primarily impacts the flat steel operations in Europe. The assumption for carbon emission cost is based on historical experience, expected opportunities to mitigate or otherwise offset such future costs and information available of future changes. Due to economic developments, uncertainties over the pace of transition to low-emission technologies, political and environmental actions that will be taken to meet the carbon reduction goals, regulatory changes and emissions activity arising from climate-related matters, the Company’s assumptions used in the recoverable amount calculations, such as capital expenditure, carbon emission costs and other assumptions are inherently uncertain and may ultimately differ from actual amounts.
ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business and the market's perception of ArcelorMittal's leverage may affect its share price.
As of December 31, 2020, ArcelorMittal had total debt outstanding of $12.3 billion, including $2.5 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $9.8 billion of long-term indebtedness. As of December 31, 2020, ArcelorMittal had $6.0 billion of cash and cash equivalents, restricted cash and other restricted funds, and $5.5 billion available to be drawn under existing credit facilities. The Company also relies on its true sale of receivables programs ($3.8 billion of trade receivables sold at December 31, 2020), as a way to manage its working capital cycle.
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
Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in May 2009, January 2013, April 2016 and May 2020), which could (depending on how they are structured) dilute the interests of existing shareholders or require them to invest further funds to

30	Management report
avoid such dilution. In addition, ArcelorMittal has undertaken and may undertake further asset disposals in order to reduce debt. For example, ArcelorMittal announced in August 2019 that it had identified opportunities to unlock up to $2 billion in value from its asset portfolio over the next two years; it completed this optimization with the sale of ArcelorMittal USA in December 2020. Asset disposals are subject to execution risk and may fail to materialize, and the proceeds received from such disposals may not reflect values that management believes are achievable and/or cause substantial accounting losses (particularly if the disposals are done in difficult market conditions). In addition, to the extent that the asset disposals include the sale of all or part of core assets (including through an increase in the share of non-controlling interests), this could reduce ArcelorMittal’s consolidated cash flows and/or the economic interest of ArcelorMittal shareholders in such assets, which may be cash-generative and profitable ones.
In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry and mining industries, macroeconomic trends (such as global or regional recessions or economic shocks such as that resulting from the COVID-19 pandemic) or trends in credit and capital markets more generally, and any future downgrades could lead to an increase in its cost of borrowing. The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and downgrades that occurred in 2012, 2015 and 2020 resulted in increased interest expense. In April 2020 Fitch Ratings changed its long-term issuer credit rating from BBB- to BB+ with negative outlook, citing the negative impact of the COVID-19 pandemic on steel market conditions (expected decreases in demand and prices and continued margin pressure), and in October 2020, Fitch released a report indicating that it forecasts the steel market to recover only by 2022 after a coronavirus pandemic-induced fall in demand, existing overcapacity, and low margins in many steel-producing regions, and highlighting ArcelorMittal’s exposure to weak steel-market conditions, exacerbated by the pandemic and weak auto-sector performance. In May 2020, Moody’s changed its long-term issuer credit rating from Baa3 to Ba1, with stable outlook, citing, among other points, the negative impact of the COVID-19 pandemic and the Company’s exposure to cyclical end-markets such as the automotive, machinery and construction industries. In May 2020, in light of the announced share and mandatorily convertible subordinated note offerings, S&P confirmed the Company’s rating of BBB- and negative outlook but indicated that a downgrade could occur if it saw delays or hurdles in the recovery of ArcelorMittal’s credit metrics, such as a slower than anticipated recovery of the steel industry or material delays in the execution of the Company’s announced $2 billion divestment program. In
February 2021, S&P revised the outlook of the Company's rating from negative to stable and reaffirmed the BBB- long-term issuer credit rating. In light of the high level of uncertainty around the pandemic’s remaining course and the continued duration and extent of its economic ramifications in general and potential adverse effect on the steel industry in particular, further actions by the ratings agencies cannot be ruled out.
ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 4.25 to one. As of December 31, 2020, the Company was in compliance with the Leverage Ratio.
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
Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or from floating to fixed. ArcelorMittal had exposure to 86% of its long-term debt at fixed interest rates and 14% at floating rates as of December 31, 2020.
In addition to the foregoing specific risks relating to ArcelorMittal’s indebtedness, its share price is affected by the

Management report	31
markets’ perception of its leverage. Announcements relating to growth or expansion initiatives, depending in part on their financing structure, could affect this perception and hence weigh on ArcelorMittal’s share price.
For further information on ArcelorMittal's indebtedness see “Operating and financial review—Liquidity and capital resources” and note 6.1.2 to the consolidated financial statements.
ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.
At December 31, 2020, ArcelorMittal had $7.9 billion recorded as deferred tax assets on its consolidated statement of financial position, which decreased $0.8 billion in 2020 as compared to an increase of $0.4 billion in 2019 primarily due to the changes in the expectation of future profits mainly in Luxembourg. In 2020, the Company recorded deferred tax expense of $0.8 billion mainly due to the derecognition of deferred tax assets in Luxembourg following the sale of ArcelorMittal USA. The deferred tax assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration. At December 31, 2020, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $7.9 billion was at least $31.5 billion at certain operating subsidiaries.
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
ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe and South Africa provide defined benefit pension and other post-retirement benefit plans to their employees. Some of these plans are currently underfunded, see note 8.2 to ArcelorMittal’s consolidated financial statements for the total value of plan assets and any deficit.
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
ArcelorMittal operates and sells products globally and as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, its results of operations are subject to translation risk (i.e., the USD value of the revenues and profits generated in other currencies and its debt denominated in other currencies) and transaction risk (i.e., a mismatch between the currency of costs and revenues). Foreign exchange gains for the year ended December 31, 2020 and 2019 were $107 million, and $4 million, respectively. As of April 1, 2018, the Company’s statement of operations no longer includes foreign exchange exposure on the euro denominated debt following the designation of the euro denominated debt as a hedge of certain euro denominated net investments in foreign operations. See note 6.3 to ArcelorMittal’s consolidated financial statements.

32	Management report
Moreover, ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, India, South Africa, Venezuela, Kazakhstan and Ukraine, the risk of significant currency devaluation is high. For example, the Argentinian peso has continued to substantially depreciated since 2018, and in 2020 it has depreciated approximately 40% versus the U.S dollar. Moreover, inflation in 2019 reached its highest point since 1991 at 53.8% attesting the hyperinflationary dimension of Argentina's economy. In order to slow peso depreciation, and in response to the economic situation, the Argentine government enacted a series of currency controls which require central bank permission to exchange pesos for foreign currency.
Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Business overview—Government regulations—Key currency regulations and exchange controls” and “Operating and financial review—Economic conditions—Impact of exchange rate movements”.
The Significant Shareholder has the ability to exercise significant influence over the outcome of shareholder votes.
At December 31, 2020, a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries (referred to as the "Significant Shareholder"), beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) ordinary shares amounting (when aggregated with ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) to 393,046,404 in the aggregate, representing 36.37% of ArcelorMittal’s outstanding shares. The foregoing statement does not give effect to the ordinary shares resulting from the conversion of the mandatorily convertible subordinated notes issued in May 2020 outstanding as of December 31, 2020. Assuming conversion of all such outstanding mandatorily convertible subordinated notes (including those held by the Significant Shareholder), the Significant Shareholder would, together with Mr. and Mrs. Mittal, beneficially own 34.0% (assuming conversion of all notes at the maximum conversion ratio) or 34.3% (assuming conversion of all notes at the minimum conversion ratio) of outstanding shares. As a result, the Significant Shareholder has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and obtaining funding through debt. The Significant Shareholder also has the ability to significantly influence a change of control of ArcelorMittal. For further information on the Company’s major shareholders, see “Shareholders and markets—Major shareholders”.
ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions, and loss-making subsidiaries may drain cash flow necessary for such needs or distributions.
As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. These subsidiaries may also experience operating difficulties that impact their cash flows. For example, ArcelorMittal South Africa has been experiencing significant difficulties in recent years. In order to decrease its significant outstanding debt, in January 2016, ArcelorMittal South Africa conducted a rights offering entirely underwritten by ArcelorMittal that resulted, via the repayment of an intragroup loan of R3.2 billion (R4.7 billion or $0.3 billion outstanding as of December 31, 2020) and an additional cash injection by ArcelorMittal of R0.5 billion, in ArcelorMittal’s shareholding in ArcelorMittal South Africa increasing from 52% to 71%. For additional information on current ownership, see note 2.2.1 to the consolidated financial statements. The reports of ArcelorMittal South Africa’s auditors as of and for the year ended December 31, 2019, for the six months ended June 30, 2020 and for the preliminary condensed consolidated financial statements as of December 31, 2020 included a material uncertainty related to going concern. In this respect, ArcelorMittal South Africa’s 2019 financial statements and the interim condensed consolidated financial statements for the first half of 2020 noted that factors which are outside the control of management have a significant impact on the business, specifically, market demand, supply chain interruptions and commodity and steel prices as well as the volatility in the rand vs. U.S. dollar exchange rate and the unpredictable effects of the COVID-19 pandemic and national lockdown in South Africa, and the preliminary condensed

Management report	33
consolidated financial statements as of December 31, 2020 note COVID-19 and exchange rate volatility. In May 2020, ArcelorMittal South Africa announced that it would only fully restart operations once the demand for steel becomes visible, and in July 2020, announced that it had decided to idle Blast Furnace C (“BF C”) at Vanderbijlpark until demand recovered. Given the improvement in demand, BF C was restarted in December 2020, earlier than expected.
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
VI. Legal and regulatory risks
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
In the EU, the Industrial Emissions Directive (IED) defines the so called Best Available Techniques (BAT) and sets the ranges of values that need to be established as limits in the environmental permits. The BAT are also used in other regions as reference, and are periodically reviewed (in theory, an 8 year cycle) to ensure a continuous improvement of environmental performance. The EU Commission has started the review of the
IED, with a proposal expected in 2021, which might lead to the strengthening of the permitting framework, supported by growing general concerns on the effects of pollution on the environment and human health.
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
ArcelorMittal could become subject to unidentified liabilities in the future, such as those relating to uncontrolled tailings breaches or other future events or to underestimated emissions of polluting substances. For example, mining companies have incurred substantial liabilities in connection with the failure of tailing pond dams. In February 2019, the Company decided as a precautionary measure to implement its plan to evacuate the community situated downstream of its dormant Serra Azul tailing dam with a 5.8Mm3 tailings volume in Brazil. The decision was based on an updated site-based assessment following recent incidents in the Brazilian mining sector pending further testing and implementation of any necessary mitigation measures. See "Business overview—Sustainable development—Management Theme #4: Environment—Responsible water use".
ArcelorMittal’s operations may also be located in areas where individuals or communities could regard its activities as having a detrimental effect on their natural environment and conditions of

34	Management report
life. Any actions taken by such individuals or communities in response to such concerns could compromise ArcelorMittal’s profitability or, in extreme cases, the viability of an operation or the development of new activities in the relevant region or country.
For further information, see “Business overview—Government regulations—Health and safety laws and regulations” and “Business overview—Government regulations—Environmental laws and regulations” and note 9.3 to ArcelorMittal’s consolidated financial statements.
Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations, financial condition and reputation.
Compliance with new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (“CO2”), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The EU has established greenhouse gas regulations and has revised its emission trading system for the period after 2020 in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. Delegated regulations in this regard are about to be finalized (covering topics such as benchmark values, cross sectoral correction factor and free allocation). In addition, in December 2020, the EU reached agreement on a new EU climate ambition target aiming at achieving at least a 55% reduction in greenhouse gases ("GHG") emissions in 2030 versus 1990 (compared with the current ambition of a 40% reduction) and being carbon neutral by 2050. A new review of the European Union’s Emission Trading Scheme (“ETS”) framework and rules, addressing the new target, is expected in 2021. Other jurisdictions have also started to enact similar regulations, including South Africa, where a CO2 tax system was introduced in 2019 and in Kazakhstan, where the Emission Trading Scheme restarted operation on January 1, 2018 with new trading procedures and allocation methods supported by an online platform for monitoring, reporting and verifying emission sources and GHG.
Other regulations have been implemented in Argentina, Ukraine and Canada and additional measures may be enacted in the future in other jurisdictions, further increasing the complexity of compliance with environmental laws and regulations.
Following the international agreement reached by the United Nations Framework Convention on Climate Change in
December 2015 with the aim to implement the necessary drivers to achieve drastic reductions of carbon emissions (the "Paris Agreement"), the environmental regulatory system has become more complex worldwide and the Company has taken steps to reduce its emission footprint, which in 2019 totaled approximately 196 million tonnes through various research and development initiatives, announcing a commitment for its European business to reduce emissions by 30% by 2030 and a group-wide commitment to be carbon neutral by 2050. Whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax or acquisition of emission rights at market prices, emissions controls, reporting requirements, or other regulatory initiatives, such environmental regulations could have a negative effect on ArcelorMittal’s production levels, income and cash flows. These laws could also negatively affect the Company’s suppliers and customers, which could translate into higher costs and lower sales. In particular, the EU Commission’s decision to further reduce the allocation of CO2 emission rights to companies could negatively impact the global steel industry, as the amount of such rights is currently at the limit of technically achievable operating conditions. CO2 emissions regulations have already resulted in increased costs in Europe, and ArcelorMittal expects costs will continue to increase with the implementation of Phase IV of the ETS starting in 2021. In addition, the COVID-19 pandemic and its economic consequences caused a decline in production at most EU sites in 2020. Given that, under phase IV rules, the activity level in 2020 has an effect on the calculation of the allocation in 2021 and 2022 and also on the sub-period 2 (2026-2030), the lower production levels might lead to reduced allocation.
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

Management report	35
Commission to introduce a carbon border adjustment mechanism to the safeguard measures on steel imports in order to ensure that imports into Europe face the same carbon costs as producers in Europe. The European Commission is currently working on the design of the instrument with a proposal expected to be presented in June 2021, although no assurance can be given as to the timing of such proposal or its implementation.
In addition, as regulators and investors increasingly focus on climate change issues, the Company is exposed to the risk of frameworks and regulations being adopted that are ill-adapted to its operations. For example, the most established framework for carbon pricing and emissions trading schemes is currently the European Union's ETS discussed above. As mentioned above, the Company has highlighted the importance that a carbon border adjustment be included in this system in order to avoid competitive distortions such as European steel becoming overpriced due to European carbon policy, prompting the market to outsource its steel from other regions where carbon is less expensive. With respect to investors, the European Union has reached a political agreement on a package of measures to implement key actions with respect to its sustainable finance plan, and, in June 2020, the European Commission published the EU Taxonomy for Sustainable Finance, a unified classification system to define what can be considered an environmentally sustainable economic activity, as a step in the efforts to channel investments into sustainable activities. This regulation is going to be complemented with Delegated Regulations that will establish the technical screening criteria for each of the six environmental sustainable objectives set by the Regulation, starting by climate change mitigation and adaptation. If the metrics adopted in the taxonomy are not appropriate for the Company or if investors, financial institutions or other stakeholders, including the public, begin to view investments in steel and mining as undesirable, it may become more difficult and/or more expensive for the Company to obtain financing. While the Company has taken significant steps and continues to adapt its operations in light of climate change and the need for sustainability, such steps may not be in line with future frameworks or regulations or market views of investment suitability. In particular, the Company expects to need to make significant investments in order to reach its announced goals with respect to reducing its carbon emissions in Europe by 30% by 2030 and to being carbon neutral Group-wide by 2050. It has to be recognized that a significant investment will have to be made in the infrastructure needed to provide ArcelorMittal with the necessary clean energy, hydrogen and carbon capture and storage ("CCS") capacity. All such investment programs will require support from host countries, first and foremost from the European Union and it member states, through supportive policies designed to provide compensation for the significantly higher costs, while at the same time maintaining a fair and competitive landscape. The necessary support may not be available in a timely manner or at all (with implementation of a carbon border adjustment or equivalent only expected by 2026 based on current timetables).
For further information on environmental laws and regulations and how they affect the Company's operations, see “Business overview—Government regulations—Environmental laws and regulations” and note 9.3 to ArcelorMittal’s consolidated financial statements.
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

36	Management report
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
In addition, epidemics and/or pandemics may affect ArcelorMittal’s operations in certain regions and, in some cases, globally. See "Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, epidemics or pandemics or extreme weather events could adversely affect its operations, customer service levels and financial results."
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

Management report	37
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
ArcelorMittal's business encompasses multiple jurisdictions and complex regulatory frameworks, including in relation to antitrust, and economic sanctions, anti-corruption and anti-money laundering matters. Laws and regulations in these areas are complex and constantly evolving and enforcement of them continues to increase. ArcelorMittal may as a result become subject to increasing limitations on its business activities and to the risk of fines or other sanctions for non-compliance. As a result of its position in the steel industry and its historical growth through acquisitions, ArcelorMittal could be subject to governmental investigations and lawsuits by private parties based on antitrust laws. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. See note 9.3 to ArcelorMittal’s consolidated financial statements. Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are also currently pending in various countries including Brazil and Spain. Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, the nature of the resolutions of such proceedings are difficult to forecast but negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages.
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
ArcelorMittal's business depends on the transfer of data between its affiliated entities, to and from its business partners, and with third-party service providers, which may be subject to global data privacy laws and cross-border transfer restrictions. While ArcelorMittal takes steps to comply with these legal requirements, the volatility and changes to the applicability of those laws, as well as evolving standards and judicial and regulatory interpretations of such laws may impact ArcelorMittal’s ability to effectively transfer data across borders in support of its business operations that may lead to possible administrative, civil, or criminal liability, as well as reputational harm to the Company and its employees. ArcelorMittal has taken actions necessary to comply with the European Union’s General Data Protection Regulation ("GDPR"), which became enforceable in May 2018. The GDPR creates a range of compliance obligations for subject companies and increases financial penalties for non-compliance. Other countries in which ArcelorMittal operates or has a presence such as Brazil, India and South Africa have or are in the process of adopting similar legislation for the protection of personal information. Ensuring compliance will require investments to improve business processes, IT solutions and security solutions. The costs of

38	Management report
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
Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other:
•Global scale and scope
•Unmatched technical capabilities
•Diverse portfolio of steel and related businesses, particularly mining
•Financial capability.
Three themes
Steel. ArcelorMittal looks to expand its leadership role in attractive markets and segments by leveraging the Company’s technical capabilities and its global scale and scope. These are critical differentiators for sophisticated customers that value the distinctive technical and service capabilities the Company offers. Such customers are typically found in the automotive, energy, infrastructure and a number of smaller markets where ArcelorMittal is a market leader. In addition, the Company is present in, and will further develop, attractive steel businesses that benefit from favorable market structures or geographies. In developing attractive steel businesses, ArcelorMittal’s goal is to be the supplier of choice by anticipating customers’ requirements and exceeding their expectations. It will invest to develop and grow these businesses and enhance its ability to serve its customers. Given the current environment, that investment will be highly disciplined, balancing financial and sustaining considerations with targeted strategic opportunities. Commodity steel markets will inevitably remain an important part of ArcelorMittal’s steel portfolio. Here, a lean cost structure should limit the downside in weak markets while allowing the Company to capture the upside in strong markets.
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

Management report	39
commitment to institutional learning and continuous improvement through measures such as benchmarking and best-practice sharing. Innovation in products and processes also plays an important role while supporting overall competitiveness.
Five key strategic enablers
Critical to implementing this strategy are five key enablers:
A clear license to operate. Many of ArcelorMittal's businesses are located in regions that are in the early stages of economic development. Practically all are resource-intensive. The Company recognizes that it has an obligation to act responsibly towards all stakeholders.  ArcelorMittal's commitment to sustainability is outlined below. See "Business overview—Sustainable development". Sustainability is a core value that underlies ArcelorMittal's efforts to be both the world’s safest steel and mining company and a responsible environmental steward.
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
The best talent. ArcelorMittal's success will depend on the quality of its people, and its ability to engage, motivate and reward them. As detailed below, the Company is committed to investing in its people and ensuring a strong leadership pipeline. See "Management and Employees—Employees—Employee development". It will continue to improve its processes to attract, develop and retain the best talent.
Research and development
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
To support this commitment, the Company operates 12 research sites around the world, and in 2020, ArcelorMittal’s R&D expense was $245 million (compared to $301 million and $290 million in 2019 and 2018, respectively).
Among its R&D initiatives, ArcelorMittal has developed a 15 year expertise in Lifecycle Analysis ("LCA"), which analyzes the environmental impact of products during their production, use and disposal. In 2020, the Company undertook a total of 28 LCA studies related to steel products and the processes used to produce them, all guided by the relevant standard (ISO 14040-44).
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
ArcelorMittal is a member of the CIRAIG International Lifecycle Chair, an international reference center for the lifecycle of products, processes and services, and the world largest research center on the topic. ArcelorMittal is active in particular in their circular economy working group and is also a member of the Roundtable for Product Social Metrics.
ArcelorMittal’s R&D strategy focuses on six main pillars:
Maintaining the competitiveness of the Company’s steel among its unique automotive customer base.
R&D continually drives innovation that enables the Company’s strategic focus on higher-added-value products. A key focus is

40	Management report
products designed to meet the complex and changing needs of the automotive industry.
ArcelorMittal developed its S-in motion® range of solutions, which showcased the benefits of Advanced High Strength Steel ("AHSS") grades and manufacturing processes that continue to help automotive customers meet demanding targets for fuel economy, and thereby drive improvements in CO2 emissions.
In 2020, ArcelorMittal celebrated the 10th anniversary of S-in Motion®. This concept has proven to adapt to the evolving needs of the automotive market, with its most recent developments in 2019 including a catalog of solutions for the booming electrified vehicles market. The Company's S-in Motion® projects for Hybrid vehicles, BEVs and battery packs are being rolled out. A specific S-in motion® project dedicated to chassis of electric vehicles has also been developed. It demonstrates that the best steel solutions might be as light as aluminum while reducing CO2 equivalent emissions up to 58%.
The results of the ArcelorMittal S-in motion® BEV study on a Sports Utility Vehicle demonstrated why steel is expected to remain the dominant auto body metal for the growing electrified vehicle market. Steel will allow original equipment manufacturers to achieve the goals of creating more light weight vehicles with increased driving ranges in a more cost-effective manner. More than ever, steel is the material of choice for automotive customers as it combines the ability to meet stringent expectations for passenger safety with the best price on the market.
With total life cycle emissions of BEVs expected to decrease compared to internal combustion engine vehicles, BEVs’ embedded carbon from metal production and its end-of-life impacts will become increasingly relevant. A comprehensive LCA study encompassing the vehicle’s production and end-of-life phases has been made on the Company's S-in motion® BEV. It concluded that while light-weighting still improves BEVs’ lifecycle performance, gains in powertrain efficiency will have much greater benefits. The most sensitive aspects of BEVs’ lifecycle are the environmental footprint of battery production and that of the electricity grid. Current battery production impacts are greater than those of steel body production. For BEVs to reach legislated CO2 targets, the electricity grid needs to be decarbonized much more quickly. Between 2000 and 2015, the grid decarbonized at a rate of 2%. For large cars to meet CO2 targets, progress will need to triple by 2035.
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
ArcelorMittal is fully involved in the development of solutions dedicated to the Global Energy Transition. The Company's patented anti-corrosion steel coating Magnelis® which is used extensively in framing solutions for the photovoltaic module is an emblematic solution for renewable energy. Additionally, the Company is also working on the development of solutions for Hydrogen and liquified natural gas ("LNG"), for wind applications, electricity grids, carbon capture and bioenergy.
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
In 2020, R&D launched 29 new products and solutions to accelerate sustainable lifestyles, while also progressing further on 16 such product development programs.
The R&D division also launched 27 products and solutions this year to support sustainable construction, infrastructure and energy generation, while also progressing further on 17 such product development programs.
Fully capitalizing on the capacity of Steligence® - a holistic platform for environmentally-friendly, cost-effective construction - to create higher-added-value products and solutions for the construction market is being deployed in a variety of markets.
Construction is one of the key sectors for ArcelorMittal. The Company’s R&D effort is focused on providing higher-added-value products that meet customer needs, including their sustainable development objectives.
Steligence® highlights the innovations the Company’s steel has to offer in the design and performance of a building, and to support its customers in their use of its products. Steligence® adds value through its holistic approach of helping specialists in the architectural and engineering disciplines to meet the increasing demand for sustainability, flexibility, creativity and cost in high-performance building design by harnessing the credentials of steel through its potential for recyclability and the reduction of materials used.

Management report	41
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
The use of ArcelorMittal’s innovative Grade 80 steels is an integral element of the Company’s industry-leading, independently peer-reviewed Steligence® concept. It is being used for the first time in the USA in the 51 story Canal office building in Chicago. The superior 80ksi strength of this steel used in the columns of the upper section of the building enabled the design team to reduce the overall amount of structural steel used by almost 20%, and its slimmer profile allowed the developer-owner to offer more open space on upper floors to tenants.
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
Improvement in air, land, water. Work in this area includes research in technology for cleaning fumes from stacks, reducing dust diffusive emissions, cleaning water discharges, and solving water scarcity issues. In 2020, the Company developed new slag applications for road construction and made progress in Circular Carbon Economy in the use of waste as an alternative solid fuel to reduce CO2 emissions.
Progress against air pollution. In 2020, ArcelorMittal's global R&D division has performed intensive work to identify the sources of all kinds of dust emissions and define the best methods to quantify them in order to assess the actual impact of ArcelorMittal's plants on the surroundings. In parallel, the Company has continued to research technologies to control de-dusting in yards and open areas and continued with the industrialization of advanced filtration technologies to reduce emissions at stacks.
Reduction of carbon emissions and energy use. ArcelorMittal’s global R&D division also continues to research processes to support carbon neutrality and energy efficiency. In 2020, significant progress was made in ArcelorMittal's key projects aimed at reaching CO2 neutrality in 2050. For the Hamburg Hydrogen project, the main operating parameters of the H2 MIDREX direct reduction process were defined in order to mitigate the risk of spontaneous ignition of the C-free DRI pellets. The pilot for cold electrolysis of iron, the "SIDERWIN" project, has been fully designed and is under construction. Its commissioning is scheduled in 2021. For the conventional integrated steel production route, significant progress was made in the development of the VeLoSint (very low sintering) sintering technology to replace up to 50% of fossil C fuel with hot bio-fumes while maintaining the metallurgical properties. The IGAR blast furnace technology lay-out including gas separation technology was fully defined based on R&D simulation and active benchmarking to identify some promising technologies. Concerning the steelmaking, the feasibility of implementing a pre-melter to reduce hot metal ratio at BOF both in Eisenhüttenstadt and Bremen was completed and the analysis of OEMs proposals are ongoing.
Confirmation of success of our product driven process research. The volumes of Magnelis® delivered have continued to increase even during the pandemic. While it is in high demand, it is hard to manufacture. In addition, despite the disruptions caused by the COVID-19 pandemic, the Company has continued to develop its breakthrough casting technology in 2020.
Mining process improvements. Global R&D has developed the capabilities to upgrade and digitalize its systems using satellites, drones, wireless sensors and robots to feed a geographic information system for detailed monitoring of tailings dams, which forms part of the Company’s mining circular economy initiative. In the future, this will be extended to both plants and

42	Management report
wildlife, thus helping the Company respond to increasing expectations from stakeholders looking for reassurance that biodiversity hotspots are not negatively impacted by the Company’s mining operations.
For more details on environmental impact, delivering energy saving programs and lowering emissions of solids, water and gases, see “Sustainable development—Management Theme #2: Climate change and Management Theme #4: Environment”.
Fully capitalizing on opportunities from the digital economy.
ArcelorMittal envisages itself as a fully digital enterprise where everything is connected. ArcelorMittal invested early and significantly in automation systems, and for decades the Company has been a pioneer in the introduction and use of artificial neural networks. ArcelorMittal is currently fully committed to a total digital transformation, including significant advances in a number of fields and relies on the secure and reliable performance of its digital technology platforms, information technology systems, continuously updating its security measures to avoid data breaches or data theft (see also “Introduction—Risk factors”). The Company is focusing its efforts on:
•Global platforms (Big Data, Internet of Things ("IoT"), Collaborative Digital Product Development);
•Manufacturing digitalization (Production, Quality and Maintenance); and
•Business digitalization (Procurement, Commercial, Supply Chain, Strategy, Finance).
The Company's global standard platform for Big Data storage and analytics (ARTHUR) and IoT (DASHIELL) avoids the use of a mosaic of technologies and facilitates the global sharing and rapid implementation of Artificial Intelligence ("AI") models with proven results among all units. This approach makes the Company’s size a key advantage.
In its digital strategy, the Company makes use of solutions that are directly acquired in the market, solutions that are co-developed with technology suppliers, and solutions that are fully developed internally to take advantage of the rich knowledge interfaces the Company has (process, product, AI, math optimization). This combination leads to performance superiority.
The main driver for digitalization at ArcelorMittal is a competitive advantage, with new technologies and especially cutting-edge AI and mathematical optimization tools contributing to ensure:
•The best product quality, through better prediction using advanced analytics made possible through Big Data and distributed computing. This means production issues can be detected before they happen, enabling adjustments to be made to production parameters to avoid them.
•Maximizing equipment operational time and avoiding unplanned stoppages via predictive maintenance. The Company is already seeing positive results in several production units and is further deploying these solutions across the Company.
•Cost efficiency in production and logistics. For example, the R&D division has developed a unique, breakthrough technology for line scheduling - inspired by studying and mimicking the movements in ant colonies - that has significantly improved productivity. In addition, the deployment of automated stockyards, linked to line scheduling and transport devices such as autonomous cranes, means less stock is needed and lead times are cut, yielding two major supply chain benefits.
•Enlarge the offer to ArcelorMittal's customers via new web sales platforms. Together with ArcelorMittal’s commercial workforce, the R&D division has developed specific algorithms and recommendation systems that are implemented in new IT commercial platforms adding value to its customers, who are also increasing the digital nature of their activities and ways of doing business.
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
Seizing the potential of additive manufacturing. ArcelorMittal sees significant potential in additive manufacturing and 3D printing. For example, within the Company’s operations, it will be possible to ‘print’ spare parts when predictive analytics show that equipment needs replacing, thus reducing disruptions. As 3D technology matures, it will have an increasing impact on the way the Company and its customers do business. ArcelorMittal’s R&D teams are exploring opportunities and partnering in this field. In response to the COVID-19 pandemic, the Company

Management report	43
was able to collaborate to address the severe lack of required safety and medical equipment for the public health effort by 3D printing face shields and ventilators in Europe and Brazil.
Sustainable development
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
The Company’s SD framework, launched in 2015, sets out the 10 SD outcomes it needs to achieve in order to protect and grow long-term value for its stakeholders. These outcomes are aligned with, and aim to contribute to, many of the United Nation’s Sustainable Development Goals (“SDGs"). Details of the relationship between the 10 SD outcomes and the SDGs are included in the reporting index to ArcelorMittal's Integrated Annual Review 2019, which is available on the Company's website. The outcomes provide the basis for engaging the Company’s workforce on SD issues, and support the development, management and reporting of sustainability across its operations.

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
Integration of SD into the business is therefore essential for ArcelorMittal to achieve long-term value for its shareholders and other stakeholders while maintaining a profitable market share. Over the last five years, the Company has been integrating the SD outcomes into the business, beginning at the site level by explaining the need for integrating SD into planning and reporting of results. In 2018, the Company’s Board of Directors established the Appointments, Remuneration & Corporate Governance and Sustainability Committee of the Board (the "ARCGS"), an expansion of the previous Appointments, Remuneration & Corporate Governance Committee, which monitors the performance of corporate functions and business segments against the 10 SD outcomes pursuant to the five management themes discussed below. This integration of SD was fully embedded in 2019 with the implementation of theme dashboards and quarterly reporting from local sites to the ARCGS.
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
The ARCGS's oversight underpins the Company’s strategy to ensure that both corporate functions and business segments contribute to achieving the 10 SD outcomes with the following elements:
•Each business segment, acting on its understanding of SD trends and through its engagement with stakeholders, develops a plan in pursuit of the 10 SD outcomes as a priority, with a set of key performance indicators (“KPIs") established against which they must report quarterly to the ARCGS committee;

44	Management report
•Corporate functions lead on key areas including: progress towards low-carbon steelmaking, innovating steel solutions and steelmaking technologies with a positive SD impact, and developing a ‘mine to metal’ chain of assurance against multi-stakeholder environmental and social standards; and
•A robust articulation of the Company's approach and progress through clear narrative and transparent, third-party assured reporting.
The Company is committed to transparency as evidenced by the comprehensive SD disclosures made in the Integrated Annual Review and Factbook each year, and by the publication of its first Group Climate Action Report in May 2019, and subsequent Climate Action in Europe report in 2020, which serve as the Company’s response to the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). The second Group Climate Action Report is planned to be published in the second quarter of 2021.
The Company now sees the need to go beyond transparency and invest in stakeholder dialogue by leading collaborative conversations with stakeholders on climate action and multi-stakeholder standard setting processes and certification for both steel sites and mines (see “Management Theme #3: Customer reassurance" below).
The Company is leading the steel industry’s first global certification standard, ResponsibleSteel™, to provide customers, investors and stakeholders with reassurance on sustainability throughout the steel value chain and inform them about the credibility and rigor that has gone into auditing the Company's social and environmental performance at its steel plants and mines.
The ResponsibleSteel™ performance standard audits operations against the 12 environmental, social and governance principles. The Company has started certifying various sites across the Group in 2020, including the ArcelorMittal Europe – Flat Products sites. The Company has also committed to external certification by Initiative for Responsible Mining Assurance ("IRMA"), an internationally recognized third-party verification and certification standard. The intention is to achieve accreditation in Liberia and Brazil in three to five years and implement IRMA across other mines in the coming years as well. See "Customer reassurance".
Both schemes will provide additional level of reassurance of the Company’s sustainability standards and will also strengthen the Company's governance standards.
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
Health and Safety – managing response to the COVID-19 pandemic
The COVID-19 outbreak has impacted many countries around the world, and disrupted the lives of many millions of people. The Company has been taking the risks associated with the outbreak extremely seriously, and the safety and wellbeing of its employees is of paramount importance.
The Company continues to follow the recommendations of governments from around the world and managing response in line with the World Health Organization (WHO) guidelines. It has implemented measures to reduce the risk of the virus spreading at its operations. These include introduction of pandemic safety protocols, ensuring sufficient supplies of sanitation products and essential personal protective equipment, strictly following social distancing procedures, conducting enhanced and regular cleaning operations and monitoring the health of employees when they enter and exit work premises. Wherever possible, the Company implemented remote working. Employees were provided support, advice and guidance they needed to adjust to working in challenging times. The Company’s pandemic crisis management team has been in continuous contact with leadership teams in all the regions where it operates to ensure the right decisions are being taken for the wellbeing of employees.
At the onset of the crisis, the Company’s global Health and Occupational Hygiene and Health and Safety Councils have issued ‘COVID-19 safety principles’ designed to guide and provide global consistency in the Company’s health and safety response to the COVID-19 pandemic. It outlined best practices and the minimum requirements with the recommendation to always follow best practice and it has been implemented at all of ArcelorMittal’s operations. To ensure good compliance with these principles and to foster continuous improvement of the preventive measures, regular field audits are conducted.
ArcelorMittal Mexico, located in one of the most severely impacted countries at a time, commissioned DNV GL to conduct a comprehensive infection risk assessment and provide recommendations for process improvements regarding COVID-19 exposure at the Lázaro Cárdenas complex in Mexico. Recommendations from the audit were implemented not only in

Management report	45
the Mexican operations but they were shared with other operations as well for consideration.
Whilst the clear priority has been the safety and well-being of employees, the Company has been providing support to the extent required in the communities in which it operates (for more details see section Management theme #5: Social).
Safety
The Company-wide safety program, “Journey to Zero”, introduced in 2007, aims to achieve zero fatalities and severe lost-time injuries by creating a culture of shared vigilance in which risks and hazards are understood and monitored, best practices are shared, and appropriate action is taken at every level. The Company's remuneration policy links 10% of the bonuses of its leadership - from managers to the CEO - to safety KPIs (i.e., fatalities, lost-time injury frequency rate ("LTIFR") and frequency rate (FR’)) in the business where he or she works, where relevant. The Company works with trade unions to drive safety improvements through a global partnership, which includes joint local Health and Safety Committees at every production unit and a Global Health and Safety Committee (“GHSC”) which is made up of representatives from both the trade union IndustriALL and union members from ArcelorMittal, together with senior ArcelorMittal managers. This is supported internally by the ArcelorMittal Health and Safety Council.
It is with deep regret that the Company reported 17 fatalities during 2020, including 14 in steel and 3 in mining operations. Any fatality is a cause of great distress to families, friends, ArcelorMittal's leadership and the entire workforce. The Company's leadership is driving a campaign to ensure that a culture of vigilance and mutual accountability, in which every individual takes responsibility for their own actions, and the actions of those around them, prevails everywhere it operates. ArcelorMittal recognizes that, more than improving its performance against LTIFR, it must work harder to ensure that its safety culture prevents fatalities and serious incidents. There are operations at ArcelorMittal that have gone years without a single injury or death and this proves that zero fatality is possible and that the Company has capabilities to realize this ambition. For example, in South America, with the safety-first culture instilled and leadership trainings implemented, the Company is achieving solid safety performance. The aim is to learn from best performing sites as well as from the Company's external benchmarking exercises. With this in mind, the Company has formed a revised Health and Safety Council of Chief Operating Officers from each business, chaired by the CEO of the segment with the best performance in the Group. It is important each business focuses on peer to peer gap analysis, effective implementation of best practice tools and leading KPIs focused on severe injuries and fatality prevention.
During the year, the Company implemented the following measures:
•The Safety Leadership program and Take Care training continued with remote sessions being introduced due to the COVID-19 pandemic. This program aims at developing the skills of middle and upper management to influence people's safety behavior and improve the safety culture within their teams. It has been implemented over the past years across ArcelorMittal’s European operations and long operations in Latin America;
•Strengthened health and safety policy on vehicles and driving;
•Improved detection, recording, and understanding of hazards and risks through potential severe injuries and fatalities ("PSIF"s) in order to prevent severe incidents;
•Strengthened Health and Safety leadership teams in CIS (Ukraine and Kazakhstan);
•Continued strengthening safety through the use of best practice tools: HIRA-Lite: hazard identification and risk analysis, undertaken before performing any non-standard task; pre-shift safety meetings, shop floor audits.
The LTIFR for the Company, defined as the number of injuries per million hours worked that result in employees or contractors taking time off work, was at 0.61 (0.92 including ArcelorMittal Italia) in 2020 compared with 0.75 in 2019 (1.21 including ArcelorMittal Italia). For comparison, ArcelorMittal recorded an LTIFR of 3.1 incidents per million hours worked in 2007, the year after the Company's formation. The table below shows the LTIFR by segment for the years ended December 31, 2020 and 2019:

	For the year ended December 31,
Lost time injury frequency rate*	2020	2019
Mining	0.61	0.97

NAFTA	0.53	0.58
Brazil	0.29	0.36
Europe	1.08	1.00*
ACIS	0.61	0.69
Total Steel	0.62 *	0.73*
Total (Steel and Mining)	0.61*	0.75*
ArcelorMittal Italia	9.46	11.13
Total (Steel and Mining) including ArcelorMittal Italia	0.92	1.21
*Data does not include the LTIFR for Ilva (subsequently renamed ArcelorMittal Italia) which was acquired on November 1, 2018.

46	Management report

Improving workers’ ability to monitor and analyze PSIFs is also a key focus, as it provides a deeper understanding of how safety incidents can arise and therefore be avoided. Results show that sites with no fatalities proactively detect and manage twice as many PSIFs as sites that have one or more. The volume of proactive PSIFs logged across the Company has increased more than five times since 2016, and 3,600 situations have been proactively detected and addressed in 2020. In addition, the Company is specifically focusing on improving the quality of its analysis and actions, including by sharing best practices across the Company, which has been further facilitated this year through the use of the intra-organization, social networking online tool Yammer.
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
Management Theme #2: Climate change
ArcelorMittal is committed to the objectives of the Paris Agreement. In 2020, the Company announced a group-wide commitment to being carbon neutral by 2050, building on the commitment made in 2019 for its European business to reduce CO2 emissions by 30% by 2030, and be carbon neutral by 2050.
In June 2020, the Company released its ‘Climate Action in Europe’ report, laying out the European roadmap to reach these targets, and is planning to publish the Group's second Climate Action Report in the second quarter of 2021, where it will announce its CO2 emissions reduction target by 2030.
In 2020, the Company also announced the launch of a green steel offer for the first time using a system of certificates. An independent auditor, will verify the tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe, in accordance with the GHG Protocol Project Accounting standard. These CO2 savings can then be passed onto customers in the form of verified certificates. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites. The certificates can be used by customers to report an equivalent reduction in their Scope 3 emissions, in accordance with the GHG Protocol Corporate Accounting and Reporting Standard.
The Company plans to scale up the offering from 30,000 tonnes in 2020 to reach 120,000 tonnes in 2021 and 600,000 tonnes by 2022.
The Company sees the low-carbon transition as presenting significant opportunities as steel will remain a vital material in the application of new industrial technologies and the transition of the energy, transport and packaging industries, and the future construction sector. ArcelorMittal develops innovative products and processes that help its customers reduce their carbon footprint in all these sectors, including S-in motion® for automotive, Steligence® for construction, and glass granulated blast furnace slag as a low carbon alternative for use in place of cement.
The Company views steel as having many advantages in a decarbonizing world in which demand for materials will continue to grow. Steel is 100% recyclable without quality loss, and in many applications, it is a lower-carbon alternative over its lifecycle than other materials such as aluminum and concrete. However, modelling shows that global stocks of scrap will be insufficient to meet global demand for steel from secondary, recycled sources for many decades to come, so the world will continue to rely on primary steelmaking for decades to come. Existing primary steelmaking processes are carbon intensive, and therefore the route to decarbonizing steel will be through developing new low-emissions technologies. The Company has identified two pathways to achieving this:
a.The Hydrogen-DRI route, which uses hydrogen as a reducing agent. A demonstration plant in Hamburg, where ArcelorMittal owns Europe’s only operational DRI-EAF plant, is currently planned with a targeted start-up in 2023-2025, depending on funding. The pilot plant will initially produce 100,000 tonnes of pig iron a year. In the short to medium term, the Company could use ‘blue hydrogen’, sourced by extracting hydrogen from natural gas, and capturing and storing the CO2 generated in the process. In the long term, the Company plans to use ‘green hydrogen’, sourced by extracting hydrogen from water via electrolysis using clean energy.
b.The Smart Carbon route is centered around modifying the blast furnace route to create carbon neutral steelmaking through the use of circular carbon - in the form of sustainable biomass or carbon containing waste streams - and carbon capture and use ("CCU") and storage ("CCS"). ArcelorMittal is well advanced on constructing several commercial-scale projects to test and prove a range of Smart Carbon technologies (examples below). Start-up target for key projects is targeted in 2022.

Management report	47
The Company is also collaborating with 11 partners on a project called Siderwin to build a three-meter industrial cell which will test iron ore reduction via electrolysis in Maizières, France. See further information in "—Research and development".
Carbon neutrality in the Smart Carbon route can be achieved by relying on the earth’s natural carbon cycle and making use of biowaste materials, such as sustainable forestry and agriculture residues, to produce bio-energy for steelmaking. Other biomaterials such as waste plastics can also be used, thus helping address the world’s waste challenge. Steelmaking’s carbon by-products can further be converted back into biomaterials at the end of the steelmaking process in a fully circular fashion. Through a process called Torero (€50 million investment), ArcelorMittal will reduce iron ore with waste carbon rather than fossil fuel coal in a demonstration plant in Ghent, Belgium, with production expected to start via reactor #1 in 2022 and reactor #2 in 2024. Meanwhile, the Company’s campus in Dunkirk, France is piloting the IGAR (Injection de Gaz Réformé) project (€20 million investment) which reforms carbon from the blast furnace, converting it into a synthetic gas to reduce iron ore, which is expected to be completed in 2022.
Fossil fuels can continue to be used for steelmaking with carbon neutrality achieved by using CCS, capturing CO2 emissions, transporting them and storing them safely underground. Combining CCS techniques with circular carbon energy sources can even move the steel industry beyond carbon neutrality, and turn steel production into a means to remove CO2 from the atmosphere. The Group's Carbalyst® project, in partnership with LanzaTech, will capture carbon gas and recycle it into chemicals. Pilot plants for both technologies are under construction at the Company’s plant in Ghent, Belgium. An investment of €165 million in Carbalyst® started in 2018 and is expected to be completed in 2022. The technology is expected to capture approximately 15% of available waste gases at the demonstration plant and convert them into 80 million litres of ethanol annually. Also, at ArcelorMittal Dunkirk, the Company is developing a carbon capture and storage pilot project (€20 million investment) to bring down the costs of capturing, purifying and liquifying CO2 from waste gases. The technology is expected to allow capturing 0.5 metric tonnes of CO2 an hour from steelmaking off-gases by 2021. The Company is also involved in the Northern Lights and Porthos carbon transport and storage projects.
These pathways could all lead to low-emissions steelmaking. However, they pose significant challenges in terms of new technology, expanded clean energy infrastructure and infrastructure for the transport and storage of CO2. They also lead to structurally higher costs of steelmaking and therefore, for them to become a reality, the right market conditions are required. The Company has identified five key requirements for the transition to a low-emissions steel industry, and for delivering on the ambitions of the Paris Agreement (see details below).
Through its innovative low-emissions steelmaking program (which is a multi-year budget covering the Company’s low carbon development and demonstration program with partners, aimed at building industrial pilots and demonstrations and is additional to its annual R&D expenditure), ArcelorMittal is actively testing technologies across each of these pathways, and developing a broad portfolio of breakthrough low-carbon steelmaking processes. The Company believes that some of these new technologies could reach commercial maturity before 2025, and that by 2030 many will be mature and partially deployed across its facilities in Europe. They will play a critical role in achieving the Company’s target of a 30% reduction in CO2 emissions in Europe by 2030.
The Company believes that these initiatives present significant opportunities for the decarbonization of steelmaking provided the correct regulatory and investment environment exists.
ArcelorMittal has identified that its most substantial climate-related risk stems from a policy environment that does not enable the industry to cover the higher structural costs that new low-emissions technologies bring, and it has identified five key requirements for the transition to a low-emissions steel industry, and for delivering on the ambitions of the Paris Agreement.
1. Global level playing field: a global framework to create a level playing field is needed to avoid the risk of carbon leakage. This can be achieved through carbon border adjustments ("CBA"s) or other government interventions, which ensure that steelmakers bearing the structurally higher operating capital costs of low-emissions technologies can compete with imports from higher-emissions steelmakers. This is particularly relevant in Europe, where EU steel producers are increasingly exposed to costs of carbon through the European Emissions Trading Scheme ("ETS"), while imports are exempt yet continue to be responsible for a significant proportion of the carbon emissions of steel used in Europe. The ETC estimates that the total annual investment required to decarbonize the steel industry globally is around $80 billion. A well designed and fair CBA and public and private financing to roll out the technology, would be a big step closer to making this happen.
2. Access to abundant and affordable clean energy: policies giving the steel industry improved access to renewable electricity will be key, as this is currently neither sufficiently available nor economically viable to enable the roll out of low-emissions steelmaking technologies that use this energy source. For the acceleration of technologies using circular carbon energy sources, the steel industry requires priority access to biomass and waste.

48	Management report
3. Facilitating necessary energy infrastructure: in addition to abundant renewable electricity, policies to support investments in hydrogen infrastructure will be needed to advance large-scale hydrogen-based processes. Similarly, for the use of fossil fuels with CCS, policies are required to enable the accelerated development of carbon transport and storage infrastructure and services.
4. Access to sustainable finance for low-emissions steelmaking: the scale of the challenge requires an acceleration of technology development and roll out. Breakthrough steelmaking technologies need to be identified as a key priority area for public funding. Some of the Company's current R&D projects are funded by EU Horizon 2020, and further public funding through, for example, the EU ETS Innovation Fund will be required to continue developing and rolling out low-emissions steelmaking. Finance legislation should enable these investments to make a positive contribution to the low-carbon circular economy, with realistic criteria.
5. Accelerate transition to a circular economy: climate and materials policy should be integrated, taking a lifecycle perspective to ensure that materials are used in as circular a way as possible. There should be a focus on driving the recycling and reuse of all waste streams, and incentivizing the use of waste streams as inputs in manufacturing processes. Products should be rewarded for their lifecycle reusability and recyclability.
ArcelorMittal is also actively engaging in analyses, with customers, investors, policymakers and global think tanks, on what policy mechanisms could be created to make low-emissions steelmaking more competitive. For example, the Company has been collaborating with the Energy Transitions Commission’s Mission Possible initiative on pursuing net-zero carbon emissions from harder-to-abate sectors, and with the Science-Based Targets initiative (“SBTi”) on the steel sector decarbonization approach. The Company is also an active member of the ETC’s Net Zero Steel Initiative underway in partnership with the World Economic Forum.
ArcelorMittal has also been driving multi-stakeholder efforts through ResponsibleSteel™ to develop standards on greenhouse gas emissions (“GHG”) for steel (see “—Management Theme #3: Customer Reassurance” below).
In addition to new technologies and policy work, ArcelorMittal’s low emissions strategy focuses on energy efficiency in its existing steelmaking operations across the globe, and on expanding opportunities for further steel production using end-of-life scrap. Each year, the Company’s Investment Allocation Committee (“IAC”) approves a number of capital investments that will bring significant energy and carbon efficiency improvements, enabling the Company to meet its medium-term emissions reduction targets. In 2020, the IAC allocated a total of $248 million in capital expenditures to 20 projects with energy and/or carbon benefits to be spent in the coming years.
The Company has once again been recognized by CDP for its strong performance in corporate transparency and action on climate change. ArcelorMittal successfully retained its A- score in the 2020 CDP Climate Change assessment, putting the Company within the top quartile of all metal smelting, refining and forming companies and the top 10% of the steel industry.
The Company has been recognized as a Steel Sustainability Champion for the third year running by the World Steel Association and its "Climate Action Report 1" won the CRRA Award for Best Climate Report in July 2020.
The Company also published its first report on the climate-related policy positions of its membership associations in 2020.
Following the sale of ArcelorMittal Princeton in December 2020, the Company’s sole coal mining operations located in Kazakhstan, Karaganda region, are exploited for the purposes of the Termitau steel plant. External sales of coal from these mines are negligible and represent less than 0.1% of ArcelorMittal's sales.
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
To establish a single, global standard for the entire ‘mine-to-metal’ steel value chain, and in response to the strong trend of rising assurance expectations from customers, ArcelorMittal has been playing a leading role in developing ResponsibleSteel™ since 2015. ResponsibleSteel™ is the steel industry’s only global multi-stakeholder certification initiative, which has over 70 members and associates as including steel producers, mining companies, NGOs, steel-consuming customers, financial institutions, and industry bodies. It enables steel producers to prove their production processes and products meet rigorously defined standards across a broad range of social, environmental

Management report	49
and ethical criteria. It also improves responsible sourcing of the raw materials used in steelmaking and reduces supply-chain risk.
In November 2019, following a robust accreditation process, ResponsibleSteel™ launched its first site certification standard. The standard presents 12 principles underpinned by over 50 criteria and over 200 auditable requirements, addressing: health and safety, human rights, local communities, biodiversity and GHG among other sustainability and assurance issues. A full product certification standard, which will also cover the mining of raw materials before they arrive on site, and the full chain of custody from mine to site to final customer, has been under development in 2020 and is expected to launch in 2021.
ArcelorMittal has carried out readiness assessments against the ResponsibleSteel™ site standard across nearly all its European flat products production sites with positive results. It is currently working on a site assessment and verification plan and is on track to seek certification for its European Flat sites next year. ArcelorMittal believes that its leading role in the development of ResponsibleSteel™, and its commitment to achieve certification, will enable the Company to improve customer relations, increase market share among customers already seeking certification, and create demand for certified products.
Reassurance needs to cover the full steel value chain, including sourcing of primary raw materials. This is why ArcelorMittal also plays a leading role in the wider movement towards establishing social and environmental standards for mining that stakeholders recognize and value. As a member of the IRMA, steering committee, ArcelorMittal participates in the multi-stakeholder expert panels shaping its standards. ArcelorMittal Mining’s operations in Liberia and Brazil are investigating assessments by IRMA and the intention is to achieve accreditation for these operations in three to five years. The Company is also looking into implementing IRMA across all the mines in the coming years to ensure its customers that all raw materials have been sourced and produced responsibly. Another example is its commitment to the Mining Association of Canada’s Towards Sustainable Mining initiative at its mines in Canada, which helps the Company to monitor and improve performance and customer reassurance.
Both schemes will provide customers, investors and stakeholders with reassurance on sustainability throughout the steel value chain and inform them about the credibility and rigor that has gone into auditing our social and environmental performance at our steel plants and mines. (see description above and "Sustainable development governance" below).
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
Alongside these multi-stakeholder, customer-focused initiatives, the Company is committed to driving standards in its own supply chain. The Company has been engaging with its key raw materials suppliers and recommending that they follow one of the certification routes. Implementing certification standards in mining is the best way to improve responsible sourcing of the raw materials used in steelmaking and reduce supply-chain risk.
Since 2011, the Company’s Code for Responsible Sourcing has set out minimum standards for its suppliers and described how it will work with suppliers to achieve them. The Company assesses its suppliers against this code every year.
In 2019, the Company continued to ask all new global suppliers to sign the Code and surveyed key suppliers for their implementation of the Code (for example, 96.3% of the Company’s raw materials suppliers have signed the Code).
At the same time, it reinforced its ESG risk mapping analyses, with particular reference to its raw material suppliers. This process aims to identify social and environmental areas of concern, and the key hotspots for further due diligence and engagement with suppliers; the Company is developing action plans where these are needed and encourages all suppliers to take part in certification schemes.
Overall, the Company is also aligned to the Organization for Economic Co-operation and Development (“OECD”) guidelines on due diligence on supply chains, in particular for conflict minerals, which reflect continued concern that some conflicts around the world are being financed by the trade in minerals such as tin, tantalum, tungsten and gold. Only a very limited number of ArcelorMittal products contain tin and tungsten, which are necessary for the functionality or production of certain products. The Company also publishes a Special Disclosure Report in compliance with the US Dodd Frank Act Section 1502, and has done work to meet the requirements of the EU's new conflict minerals regulation.
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

50	Management report
Operating transparently and responsibly in these areas is essential for retaining stakeholders’ trust.
The Company continues to make significant environmental investments, and in 2020, ArcelorMittal’s IAC has approved expected capital expenditures totaling $396 million relating to 32 projects with environmental benefits.
Some of the challenges affecting air, land and water are global in nature, and ArcelorMittal engages in multi-stakeholder forums aimed at addressing them. Where the issues and the means of addressing them are local, country managers engage with stakeholders at every level, including site-by-site. Before developing any new mine or steel plant, the Company carries out detailed environmental impact assessments, and establishes an environmental management plan. At all existing production sites, it monitors air, water, energy and residue data, and publishes data annually in its Integrated Annual Review and country level sustainability reports.
The Company monitors regulatory developments and aims to be fully compliant with regulatory standards. See “Business overview—Government regulations". The Company also aims to listen to concerns wherever they are raised, and to respond appropriately, including by acknowledging where its standards have fallen short.
In 2020, the Company’s focus on responding to environmental issues continued to be centered on addressing air quality concerns, managing tailing storage facilities and tailings transition plans, improving land use and biodiversity, responsible water use and reducing waste disposal, as further discussed below.
Addressing air quality concerns
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
In 2020, the following sites raised particular air quality concerns, which were addressed by the Company:
ArcelorMittal USA
The Company worked collaboratively with the U.S. Department of Justice ("DOJ"), the U.S. Environmental Protection Agency ("EPA"), Indiana Department of Environmental Management and Ohio EPA to reach a comprehensive settlement agreement, or consent decree, and resolve Title V air permit issues reflected in
Notices of Violations issued in 2011 and 2019. The consent decree resolved Title V air permit issues, the majority of which were self-reported, that occurred at five of the Company’s U.S. facilities - Burns Harbor, Cleveland, Indiana Harbor East and West, and the former Indiana Harbor Long Carbon operation. The Company agreed to pay $5 million to settle the claims. See "Introduction—Key transactions and events in 2020" for a description of the subsequent sale of ArcelorMittal USA.
Kryvyi Rih (Ukraine)
The Company is also responding to concerns raised by local stakeholders in Ukraine and Kazakhstan. In Ukraine, over almost 15 years of operating in Kryvyi Rih, the Company has invested over $5 billion in production development, which resulted not only in improving the Company’s competitiveness but also reduced environmental footprint: total reduction of emissions is over 42% since 2005 (including CO2, Nox and Sox emissions).
ArcelorMittal Kryvyi Rih's strategy to further reduce their environmental impact from dust covers all the main types of production - mining, coke, steelmaking, rolling and sintering. The latter is of key importance, since it accounts for about 75% of the plant's total dust emissions. The Company is planning to build a pellet plant to replace the sinter plant at the steel production site and sinter plant number 1 located at the mining production site, as well as modernizing sinter plant number 2 located at the mining production site. As a result of these investments, the total volume of pollutant emissions is expected to decrease by 78 thousand metric tonnes per year, as well as decrease of the total volume of CO2 emissions by 800 thousand metric tonnes per year. The commissioning of pellet plant and the future reconstruction of blast furnace No. 9 will make it possible to achieve a significant reduction in coke consumption in sinter-blast process that will also entail a decrease in pollutant emissions. Investments over the next few years in the project to build a new pellet plant will exceed $250 million. The Company has also finished the construction of two modern continuous casting machines and a new rolling mill which will further reduce the environmental footprint of the operations.
Since 2006, over 130 highly efficient gas cleaning plants have been constructed and revamped. From the date of the plant's privatization, total air emissions were reduced by 42.7%, waste water discharge – by 78.4%, waste disposal volume – by 23.7%. In the next 3-4 years, the Company is going to implement significant investment projects, including allocation of $700 million in capital expenditures for projects which include some environmental benefits (including the pellet plant described above), which are an integral part of key investment projects.
Kazakhstan
In Kazakhstan, where emissions and their impact on air quality is the most pressing concern for local communities, ArcelorMittal

Management report	51
has built a comprehensive environmental plan with local stakeholders. As part of this plan, the Company has launched a $211 million environmental investment program over 2018-2025. The projects in its scope will result in a series of incremental performance improvements throughout the investment plan’s implementation period to 2025. The program is focused on removing dust from a range of facilities including the lime plant, the coke shop and related processes, the sinter plant, the steel shop, blast furnace 2 and its associated storage area.
In the last three years the Company has implemented ESP for SM 5, phase 1.2 of ash pond extension, dedusting units of sinter plant, BOF mixer, coke plant, construction of new chimney in coke shop along with battery repairs. Implementation of these projects has resulted in dust reduction by 443 tons per annum along with prevention of soil contamination and reduction in fugitive emissions. In the next years, the Company will continue investing in projects with expected reduction of dust emissions by further 3500 (by 4011 including BF#2 dedusting) tons per year.
Managing tailings storage facilities
The Company’s strong governance model has recently been updated to take into account the principles laid out in the Global Industry Standard for Tailings Management. The governance model aims to ensure that our tailings storage facilities ("TSF"s) are structurally sound and safe, with all efforts directed at minimizing the risks of wet tailings.
The Company’s tailings strategy is continually benchmarked against the best industry guidelines: Mining Association of Canada (MAC), Canadian Dam Association (CDA). The Company's strong and evolving governance model aims to ensure that its TSFs are structurally sound and safe, with all efforts directed at minimizing the risks. The Company has 23 TSFs (Tailings Storage Facilities), including dry-stack, paste and in-pit disposals, of which 15 are active, seven inactive and one is in preparation for construction.
To ensure the safety of all of these, and in addition to the local 'Engineer of Record' inspections, ArcelorMittal applies two types of audit: an internal audit at corporate level to assess compliance with the company's standard and an independent audit conducted by an internationally recognised tailings consultant. These are benchmarked against the international guidelines and are considered best practice.
ArcelorMittal is also seeking continuous improvement in its tailings management program to reduce its exposure to risks associated with conventional tailings facilities, principally via:
•The Company is reducing the risk of existing conventional operations by promoting the use of reduced moisture disposal methodologies, such as high density thickened tailings (paste) or filtered tailings where appropriate.
•The Company is using latest and proven new technologies such as high precision radars, remote sensors and InSAR satellite monitoring on all its TSFs to monitor facilities globally in real time.
The Company is currently assessing all its mining operations for transition in line with these principles, and developing customized design solutions for non-conventional tailings system management. ArcelorMittal has already implemented tailings thickening steps in its assets in Mexico, Brazil and Canada, with further studies ongoing across the Company.
The Serra Azul TSF had been dormant since 2012 but in February 2019, following the Brumadinho failure, the stability of the dam was revised, taking into account the failure mode specific to Brumadinho. Based on the results, the Company decided to evacuate the local community downstream of the dam pro-actively as a precaution, enabling the Company to carry out further testing/analysis and safely implement any mitigation measures required by new Brazilian legislation implemented after the Brumadinho accident.
Following an update of the dam break analysis, and adopting the most conservative assumptions, the potential area of impact has been expanded, in order to keep a greater margin of safety. In response, ArcelorMittal relocated 54 families from two communities to temporary homes as a precautionary measure. Monthly emergency payments have been made to the relocated families as well as to people who temporarily lost access to their land – in total 174 families have been directly impacted. For safety reasons, access to the evacuated area continues to be restricted and controlled according to guidance from local authorities.
ArcelorMittal is currently reviewing its approach to safely deconstruct the Serra Azul TSF as per its original plans. Serra Azul is working directly with the public prosecutor’s office in Minas Gerais on this process. Continuous 24/7 monitoring of the tailings storage facility continues via radar, accelerometers, online water level, piezometers and imaging.
Since population downstream evacuation of the Serra Azul Dam in 2019, preventative background studies of the flora, fauna, soil, sediments and constant water resources within the dam break area have been carried out, and in 2020, these studies were intensified according to the demands of environmental agencies.
Improving land use and biodiversity
ArcelorMittal aims to practice good land use management, and to protect biodiversity in the environments where it operates,

52	Management report
including through partnerships with local environmental organizations and others to improve and research local biodiversity.
Mining is a key focus both in terms of responsible land management and biodiversity.
ArcelorMittal Liberia ("AML") operates a comprehensive Biodiversity Conservation Program ("BCP") to limit and mitigate the interface with agriculture and mining.
The Nimba Mountains are renowned for their biodiversity, but unfortunately have been impacted over many years by agricultural practices and overhunting, beginning well before the commencement of mining. AML takes its social and environmental responsibilities and stewardship of the land very seriously. The Company’s BCP launched in 2011, has been focused on developing sustainable forest management throughout the area.
The AML BCP process has since its inception, included partnering with authorities and communities to create a healthy ecosystem and sustainable livelihoods across the region. For years, the Company has been working with international NGOs, local authorities and communities while also training and developing its employees to be part of the program. ArcelorMittal is now partnering with the University of Liberia, local NGOs such as RICCE/ARS and local independent researchers on implementing the BCP.
This shift in strategy to partner with local organizations and interest groups is aligned with the Company's commitment to uplifting the local population by prioritizing working with local stakeholders and building Liberian capacity in environmental management while ensuring the high quality of ArcelorMittal's work.
Some of the projects ArcelorMittal continues working on through the BCP include: East Nimba Nature Reserve ("ENNR") supporting day to day conservation activities and research activities such as reforestation, biomonitoring, capacity building and training; conservation projects with communities neighboring the ENNR; continuation of various activities of conservation agriculture such as farmer schools, lowland farming, dry season vegetables and tree crops programs; and species specific research.
The impact of the Company’s steelmaking activities on biodiversity can be less apparent than mining, given that most steel operations are located in urban areas. Nonetheless, ArcelorMittal runs a range of programs aimed at protecting and enhancing ecosystems. For example, ArcelorMittal Tubarão celebrated 20 years of partnership in the TAMAR project, a Brazilian not for profit organization coordinated by the Chico Mendes Institute for Biodiversity Conservation. The project focuses on the conservation of marine life, particularly by protecting sea turtles from extinction on the Brazilian coastline, including a colony of turtles that call ArcelorMittal Tubarão home.
At Serra Azul, the area of environmental preservation is five times larger than the area destined for the extraction of iron ore. There are more than 1,000 hectares of Atlantic forest, which extend through the municipalities of Itatiaiuçu, Rio Manso, Mateus Leme and Formoso, in the North of Minas.
Another example is at ArcelorMittal USA which, prior to the sale (see "Introduction—Key transactions and events in 2020"), was a founding funder in a new, National Fish and Wildlife Foundation ("NFWF") public-private partnership created in 2018 to support community and habitat resilience in Southeast Michigan. Work supported by the fund improves resilience in the face of intensifying environmental stressors related to development, climate, invasive species, non-point source pollution and other factors. Since 2018, the Southeast Michigan Resilience Fund has awarded 13 grants totaling $2.9 million. Together, these projects are: adding 3.75 million gallons of stormwater storage, restoring and enhancing over 830 acres of wildlife habitat, improving and creating 16 acres of neighborhood green space and adding 20 new public access points.
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
Unlike reducing carbon emissions, which is a global challenge, water use is a more localized issue. Where freshwater is scarce, or when there is a drought, the Company works with local municipal and water authorities to explore the best sources for water, including seawater, rainwater and wastewater from water treatment plants. When issues occur, ArcelorMittal aims to act swiftly and cooperatively with local authorities.

Management report	53
In August 2019, ArcelorMittal Burns Harbor experienced a failure at the pump station for the blast furnace process water recycle system, which is believed to have contributed to the reported excess of Ammonia-N and cyanide at two outfalls and impacted aquatic wildlife near those outfalls. ArcelorMittal Burns Harbor continued to daily sample for cyanide and ammonia and other regulated pollutants prior to the sale see ("Introduction—Key transactions and events in 2020"). The results are provided to the state regulatory authority responsible for water issues. The Company believes the circumstances leading up to the station failure were unique and it worked with regulatory authorities to address issues related to the incident. Significant measures to prevent recurrence of the failure were implemented.
ArcelorMittal Burns Harbor had two permits which imposed monitoring requirements and established certain limits for pollutants regulated under those permits. Any violations of permit requirements are reported to the state water authority. While any instance of non-compliance is concerning, the Company does not believe that the reported noncompliance with the permit requirements reflected systemic issues. Any instances of non-compliance are investigated, and appropriate actions are taken in response.
The Company’s application of new water technologies is responsive to local conditions. For example, at Tubarão Brazil, the Company is constructing an award-winning seawater desalination plant with the aim to increase water security and ensure stability of operations. This innovative $17 million project will collect seawater and transform it into industrial water using the reverse osmosis process. With an initial capacity to produce 12,000 m3/day, and with the potential for subsequent expansion, the plant will provide ArcelorMittal's steelmaking in Tubarão with this guaranteed water source for the future, reducing the use of water resources shared with society. And to further enhance the sustainability and circularity of the project, the energy consumed in the desalination process will be produced by the Tubarão site.
Recognizing the importance of water within ArcelorMittal's business and the surrounding communities, the Company has continued its leadership role in Sustain Our Great Lakes ("SOGL") in 2020, a public-private partnership with the NFWF, U.S. EPA, U.S. Fish and Wildlife Service, U.S.D.A. Forest Service, the National Oceanic and Atmospheric Administration, and U.S.D.A. Natural Resources Conservation Service. SOGL’s mission is to restore and protect fish, wildlife and habitat throughout the basin by leveraging funding, building conservation capacity and focusing partners and their resources on key ecological issues. Since 2006, the program has resulted in a total conservation investment of more than $189 million in the region. These investments have supported the restoration of:
•2,145 stream miles of aquatic connectivity,
•281 miles of stream and riparian habitat,
•228 million gallons of stormwater storage and
•42,878 acres of wetland and associated upland habitat.
ArcelorMittal and its partners have built upon the success of SOGL with the Chi-Cal Rivers Fund. Also a public-private partnership administered by NFWF, the Fund restores the health, vitality and accessibility of the waterways in the Chicago and Calumet region by supporting green stormwater infrastructure, habitat enhancement and public use improvements. Since 2013, the Chi-Cal Rivers Fund has awarded 41 grants totaling $8.3 million, which when combined with $20.2 million in grantee match, has resulted in a total conservation investment of more than $28.5 million in the region. These investments have resulted in:
•5.7 million gallons of additional stormwater storage capacity;
•92 acres of new public park space added or improved; and
•2,900 acres of riparian, wetland and upland habitat enhanced.
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
ArcelorMittal Brazil has one of the highest rates of water recirculation amongst Brazilian steelmakers, of approximately 98%. ArcelorMittal João Monlevade, in partnership with the João Monlevade City Hall and the Minas Gerais State University ("UEMG"), installed ecobarriers on the Piracicaba River to retain solid waste from the river, facilitate cleaning and reduce water resource pollution. The collection of the residues will be done weekly and directed to the Association of Cleaning Workers and Recyclable Materials, which will be responsible for the destination of the materials.

54	Management report
Between 2015 and 2017, ArcelorMittal Mineração Serra Azul managed to reduce water consumption by more than 50%, from efficiencies in both mining and processing. The management of water resources at the ArcelorMittal Mineração Serra Azul plant offers high rates of water recirculation in the processing of iron ore. The index (representing the percentage of reused water, that is, water from the production process itself, which was treated by the Company and used again for processing, versus the amount of new water; the higher the percentage the less use of new water) was 87.69% and 82.97% in 2020 and 2019, respectively.
By-products and waste
The Company aims to maximize use of by-products in its own processes with the ambition to eliminate all unnecessary landfilling of residues.
Slag, the main by-product, can be blended in cement, where it reduces CO2 emissions as described below. Cement is in great demand around the world, but its production accounts for over 8% of global carbon emissions. The Company is selling 10-15 million tonnes of blast furnace slag as cement each year, thus saving 8-11 million tonnes of CO2 emissions.
The Company’s partnership with Ecocem is one example of the initiatives being pursued globally to market its blast furnace slag for reuse.
Ecocem's innovative process offers a superior quality, low-carbon alternative by using blast furnace slag, a by-product from steelmaking, to create Ground-Granulated Blast Furnance Slag ("GGBS"). GGBS is a prime example of the circular economy in action. Its declared carbon footprint is only a fraction of traditional cement and, as a construction material, it offers significant technical and architectural advantages such as strength and longevity. And by reusing a steelmaking by-product, it reduces waste, saves energy and emissions, and eliminates the disruption caused to ecosystems by the extraction of fresh raw materials.
By-product is also used as ballast for offshore wind turbines and in road-making, as a fertilizer (it is rich in phosphate, silicate, magnesium, lime, manganese and iron), and in coastal marine blocks that facilitate coral growth. Other by-products include dust and sludge, which are rich in iron and recycled back through the process.
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
The aim is to use the dashboards to improve performance at sites identified as being at risk, in particular those considered to be high risk. For all sites that are considered ‘high risk’, a deeper dive is performed by the corporate responsibility team, to understand the underlying factors behind the site’s situation. This root cause analysis is used to identify trends and patterns in the factors behind poor community relations. A similar but less in-depth approach is taken with 'medium risk' sites.
The Company is leading the steel industry’s first global certification standard, ResponsibleSteel, and IRMA for its mining operations, to provide stakeholders with reassurance on sustainability throughout the steel value chain and inform them about the credibility and rigor that has gone into auditing our social and environmental performance at our steel plants and mines. See "Management Theme #3: Customer reassurance" above and "Sustainable Development Governance below".
Responding to the COVID-19 pandemic
Like many in the private sector, the Company has been attempting to harness skills and resources in a useful and collaborative way to help address the challenges presented by COVID-19 and provide social and humanitarian support during this time.
The Company has been collaborating to address the severe lack of the required safety and medical equipment, including face masks and ventilators. Its businesses across the world have collectively donated to various initiatives, including financial donations to healthcare facilities in communities where the Company operates. Where excess capacity existed, the Company was offering space to medical facilities to host additional wards.
For example, ArcelorMittal’s Global R&D New Frontier center responded to the COVID-19 pandemic by focusing on making

Management report	55
use of internal know-how and technology to support regional hospitals, healthcare centers and employees. From March to September, 14,540 face shield masks (of which, half were 3D printed) were delivered to ArcelorMittal sites and were donated regionally. ArcelorMittal R&D teams also designed and produced two models of ventilators. Both models obtained the technical approval of the Spanish Drug Agency and Ethical Committee for entering clinical research with COVID-19 patients. Moreover, the R&D team in Asturias, Spain produced and delivered 27 ventilators to Liberia, Brazil and the Dominican Republic.
ArcelorMittal Brazil made a number of contributions to support society as part of its response to the pandemic. In addition to community-based initiatives, it joined the government, class entities and other companies to be part of extensive, collaborative networks to help fight the virus. It contributed over $3.5 million (BRL 18 million) to initiatives across the country. These included a contribution of over $750,000 (BRL 4 million) to the Margarida Hospital in João Monlevade (MG); the repair of mechanical ventilators in partnership with Senai and other large industries; construction of a laboratory in Belo Horizonte to carry out COVID-19 tests; the donation of hygiene materials and hospital supplies in the states of Espírito Santo, Minas Gerais and Santa Catarina; support in the manufacturing of 150,000 masks for health professionals from Espírito Santo, and 50,000 face shield masks for hospitals in Minas Gerais; the purchase of PCR and rapid tests for the identification of COVID-19 cases; and it launched a fundraising campaign targeted at its employees and family members to donate resources to social entities that serve the community. ArcelorMittal Brazil contributed by matching each donation made.
AMNS India, a joint venture between ArcelorMittal and Nippon Steel (see note 2.4.1 to the consolidated financial statements), collaborated with HMEL, a partnership between Hindustan Petroleum and Mittal Energy Investments, to provide a response package meant to strengthen India’s capacity to protect impacted communities. Both operations committed INR 100 Crores to Prime Minister’s Citizen Assistance and Relief in Emergency Situation Fund (PM-CARES), which provided countrywide relief. In addition, both operations contributed through the support of daily meals for over 5,000 individuals, as well as the provision of food kits to more than 30,000 individuals; increased the number of ambulance services available and prepared care centers near their production facilities; shared knowledge on preventive measures and provided sanitation kits and PPE in the communities in which they operate.
In CIS, the Company worked closely with authorities to contribute medical supplies and equipment. In Ukraine, the Company purchased personal protective equipment for the medical staff of Gorbachevskiy Khersonsk Regional Infectious Diseases Hospital, a facility central to the region ArcelorMittal
Kryvyi Rih operates in. It also provided 12,000 protective masks to pharmacies in Kryvyi Rih and made its six ambulances, all fully equipped with personal protective equipment, available to safely transport people with suspected cases of COVID-19. It also purchased three ventilator units for medical facilities in Kryvyi Rih, converted its Kryvyi Rih sanatorium into an observational facility for people in quarantine, and ran online activities to keep children entertained when school is out. In Kazakhstan, the Company made two of its local health facilities available to house up to 450 people who needed to be quarantined. ArcelorMittal Temirtau assumed all expenses for the maintenance of those facilities and for catering for those quarantined there, as well as the doctors who monitored them. It also provided financial support for PCR testing in the Karaganda region, increasing the number of daily tests from 1,200 to 3,000.
In Liberia, the Company contributed urgent medical supplies to the value of $100,000 to Liberia’s Ministry of Health to support the government’s efforts to curb the spread of COVID-19. The Company also procured medical equipment for its own hospitals, which serve its employees and the communities in which it operates. ArcelorMittal has actively ensured that its response is coordinated with that of other stakeholders, with the overarching goal of decreasing inefficiencies at a time where resources are in short supply and critical.
The Company has also catalyzed collaboration in Liberia and West Africa. When the World Health Organization officially declared COVID-19 a pandemic, ArcelorMittal set up the Liberia and West Africa Private Sector Coronavirus Platform (WAPSCON19), replicating the model created during the Ebola crisis, aiming to share and identify ideas and resources to assist vulnerable communities and business and help governments combat the crisis. The platform brought together interested stakeholders including the World Economic Forum (WEF) and other NGOs, government representatives and companies representing many industries active in the region, totaling 30-40 voices across West Africa. The diversity of players, covering sectors as wide-ranging as natural resources, banking, logistics and even management consultancy, demonstrated the power of collectives like this. The objective of the WAPSCON19 country group was to coordinate the efficient use of resources, be that financial, or in-kind by way of goods and services, to:
•Support communications and community outreach, by raising awareness among the general population of how to recognize COVID-19 symptoms and prevent the spread of the disease, as well as debunking false remedies.
•Help measure the spread of the disease by scaling up testing capacity in local communities and work to minimize under or misdiagnosis of COVID-19 cases, thereby curtailing its spread. Through enhanced data

56	Management report
collection and analysis, the private sector can support effective decision making on managing the disease.
•Seek to better manage movement within and between countries to minimize disease transmission over wide areas by localizing testing efforts, while mitigating supply issues arising from border closures by leveraging trusted private sector supply chains to centralize purchasing of goods such as testing kits, life support equipment and personal protective equipment. For instance, ArcelorMittal Liberia worked on bringing in rapid diagnostic tests and was looking at how it can use its supply chains and technical expertise to boost local laboratory capacity, as well as offering up its distribution channels to deliver those tests across the country.
•Support the equitable distribution of medical supplies, including any vaccine.
•Help support economic recovery through continuity of business and employment, to prevent lockdown measures turning a medical emergency into a humanitarian disaster.
•Seek to leverage any external support which may be available, such as aid from development agencies, including the package offered by USAID (U.S. Agency for International Development).
STEM
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
For details about human resource related matters and building the workplace of tomorrow, which is part of Management Theme #5: Social, see "Management and employees—Employees".
Sustainable development governance
The Company’s commitment to integrity is enshrined in its code of business conduct and is supported by a comprehensive framework of policies in areas such as human rights, anti-corruption and insider dealing. These reflect the principles and concepts of the UN Global Compact, the OECD Guidelines on Multinational Enterprises and UN Sustainable Development
Goal 16 ("Peace, justice and strong institutions"). See also “Management and employees—Corporate governance”.
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
Fully integrating SD into the business is essential to reach the Company’s aim of achieving long-term value for its shareholders and other stakeholders, while maintaining a profitable market share. As discussed above, ArcelorMittal introduced a sustainable development framework including 10 SD outcomes in 2015 and the ARCGS oversees the Company's progress towards these outcomes, as well as the Company's overarching strategy towards SD according to the five management themes described above. The Company's approach to meeting its SD targets includes:
•Key Performance Indicators. A set of KPIs for every business segment to report against, overseen by the ARCGS;
•SD-focused Business Plans. An expectation that SD is integrated into each business segment plan, acting on the relevant SD issues material to its business;
•SD-focused Corporate Initiatives. Developing a ‘mine to metal’ chain of assurances measured against multi-stakeholder environmental and social standards, to provide customers, investors and stakeholders with reassurance on sustainability throughout the steel value chain and inform them about the credibility and rigor that has gone into auditing our social and environmental performance at our steel plants and mines. Corporate initiatives on SD for the benefit of the Group, which include, for example, accelerating progress towards low-carbon steelmaking; innovating steel solutions for a positive SD impact;
•SD-focused Reporting. A robust articulation of the Company’s approach and progress through clear narrative and transparent, third-party assured reporting. In 2020, the

Management report	57
Company also continued to deepen its understanding of the relevant risks in its supply chain by strengthening its supply chain risk management and audit processes, focusing on its work to develop ResponsibleSteel™ (see “—Management Theme #3: Customer reassurance” above) at the steel sites and IRMA at the mining sites, both standards aimed at ensuring that both its own sites and its supply chain uphold international human rights, environmental and governance standards.
ArcelorMittal continues to work with external organizations on SD issues, and is a member of the Extractive Industries Transparency Initiative.
In Brazil, where transparency is of particular stakeholder concern, ArcelorMittal partners with the non-governmental organization Transparency International.
ArcelorMittal's human rights policy draws on the UN Universal Declaration of Human Rights, the International Bill of Human Rights, the core conventions of the International Labor Organization and the UN Global Compact; it also aims to contribute to UN SDG 8 (Decent work and economic growth) focus on decent working conditions, including target 8.7 on modern slavery. The policy includes commitments to workers, local communities and business partners, and covers health and safety, labor rights and the rights of indigenous people. Employees working in relevant functions are required to undertake training in the Company’s policy every three years, and in 2020, 89.5% of the Company’s relevant workforce had completed up-to-date human rights training, down from 90.1% in 2019. Where appropriate, ArcelorMittal provides face-to-face training for employees on human rights. The Company also conducts wider ethical and integrity training: in 2020, 88.5% of ArcelorMittal's employees had completed up to date training in the Code of Business Conduct, and 96.0% had completed their Anti-Corruption training. Training compliance decreased slightly in 2020 due to the unusual working circumstances following the COVID-19 pandemic. The Company will focus on increasing training compliance in 2021.
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
ArcelorMittal’s principal steel products include:
•semi-finished flat products such as slabs;
•finished flat products such as plates, hot- and cold-rolled coils and sheets, hot-dipped and electro-galvanized coils and sheets, tinplate and color coated coils and sheets;
•semi-finished long products such as blooms and billets;
•finished long products such as bars, wire-rods, structural sections, rails, sheet piles and wire-products; and
•seamless and welded pipes and tubes.
ArcelorMittal’s main mining products include:
•iron ore lump, fines, concentrate, pellets and sinter feed; and
•coking and PCI coal.
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

58	Management report
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

Management report	59
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
ArcelorMittal’s mining and raw materials supply strategy consists of:
•Acquiring and expanding production of certain raw materials, in particular iron ore, coal and manufacturing refractory products and developing diverse third-party customer relationships;

60	Management report
•Exploiting its global purchasing reach, pursuing the lowest unit price available based on the principles of total cost of ownership and value-in-use through aggregated purchasing, supply chain and consumption optimization; and
•Leveraging local and low cost advantages on a global scale.
Faced with more volatile raw materials prices in recent years, ArcelorMittal’s priority has been to optimize output and production from its existing sources focused mainly on iron ore and coking coal rather than to further expand its portfolio of mining assets. Iron ore and coking coal are its two most important inputs in the iron-making process.
ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company's largest iron ore supply contracts with Vale were renewed in 2017. ArcelorMittal's principal international iron ore suppliers include Vale in Brazil, Cleveland-Cliffs Inc. in the United States (prior to the sale of ArcelorMittal USA - see "—Key transactions and events in 2020"), Metinvest in Ukraine, Metalloinvest in Russia, Luossavaara-Kirunavaara AB in Sweden, IOC (Rio Tinto Ltd.) and Baffinland iron mine (BIM) in Canada and Sishen in South Africa. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, Glencore and Peabody in Australia, Contura and Warrior in the United States, Teck Coal in Canada and Vale in Mozambique.
ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. (see “Operating and financial review —Economic conditions—Raw materials”).
Iron ore
ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Canada, the United States (prior to the sale of ArcelorMittal USA), Mexico, Liberia and Brazil. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities.
For further information on iron-ore production, see “Operating and financial review—Operating results”. For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Properties and capital expenditures—Property, plant and equipment”.
Solid fuels
Coking coal
As with iron ore, ArcelorMittal sources a percentage of its coking coal from its own coal mines in Kazakhstan. The Company’s mines in Kazakhstan supply substantially all of its requirements for its steelmaking operations at ArcelorMittal Temirtau, while the mines in the United States (prior to the sale of ArcelorMittal Princeton) supplied other steel plants within the ArcelorMittal group together with external customers.
For further information on coking coal mining production, see “Operating and financial review—Operating results.”
Coke
ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, the United States (prior to the sale of ArcelorMittal USA), Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries sell, on occasion, excess coke at market prices to third parties. The remainder of the spot purchases of coke are made from China and Colombia and the United States (prior to the sale of ArcelorMittal USA).
Other raw materials and energy
Metallics (scrap)
ArcelorMittal procures the majority of its scrap requirements locally and regionally, optimizing transport costs. Typically, scrap purchases are made in the spot market on a monthly/weekly basis or with short-term contracts.
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

Management report	61
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
Natural gas
ArcelorMittal procures much of its natural gas requirements for its Canadian and Mexican operations (and prior to the ArcelorMittal USA Transaction, its US operations) from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European and Ukrainian operations, with a contractual mix of “all-in” bilateral supply and direct access to the market, ArcelorMittal sources its natural gas requirements under the prevailing mix of oil-based pricing systems and European short term/spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption represents approximately 20% of ArcelorMittal’s total consumption and is generally sourced from regulated markets.
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
In 2020, AM Shipping arranged transportation for approximately 54.90 million tonnes of raw materials and about 9.97 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as the coordinator for the Company's joint venture with DryLog, a Monaco based Shipping Company.
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
Sales and marketing
In 2020, ArcelorMittal sold 69.1 million tonnes of steel products.
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
Sales are executed at the local level, but are conducted in accordance with the Group’s sales and marketing and code of conduct policies.

62	Management report
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
Insurance
ArcelorMittal maintains insurance policies to cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks, including certain natural disasters, such as earthquakes, floods or windstorms, acts of terrorism and certain consequential losses, including business interruption arising from the occurrence of an insured event under the said policies.
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
ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 9,500 patents and patent applications, mostly recent and medium term, for more than 706 patent families, with 79 inventions newly-protected in 2020. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.
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

Management report	63
propose comprehensive steel solutions to its customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement on others’ intellectual property rights that could materially harm its business.
Government regulations
ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is an overview of the principal features of the Company's regulatory regimes, as of December 31, 2020, that affect or are likely to affect the Company's operations.
See “Risk factors” and note 9.3 to ArcelorMittal’s consolidated financial statements.
Environmental laws and regulations
ArcelorMittal’s operations are subject to a broad range of laws, directives and regulations relating to air emissions, surface and groundwater protection, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste management, recycling, treatment and disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems or rehabilitation (including in mining). As these laws and regulations in the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial resources including operating and capital expenditures to achieve or maintain ongoing compliance. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in notes 9.1 and 9.3 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal anticipates that its expenditures with respect to environmental matters in the EU over the next several years will relate primarily to installations of additional air emission controls, to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to ongoing implementation of Directive 2010/75/EU of November 24, 2010 on Industrial Emissions, respecting achievement of NOx and SO2 limits when using liquid and gaseous fuels (including iron and steel process gases) in boilers, gas engines and gas turbines, and to address GHG issues, including the reduction of emissions and purchase of allowances.
In relation to ArcelorMittal Italia, certain environmental obligations (decontamination and environmental capital expenditures) regarding the Taranto plant of the previous owners have been transferred to ArcelorMittal Italia, which operates the Taranto plant as lessee and, as such, is required to implement an “environmental plan”. This will require significant capital investments by ArcelorMittal Italia, which to such end would also rely on the support of its shareholders, which upon closing of the investment agreement may be in the form of, among other things, funds coming from Invitalia’s investment, see note 9.4 to the consolidated financial statements for further information. Significant issues that need to be addressed include reduction of diffuse dust emissions (from storage yards) and channeled emissions (such as sinter primary de-dusting system and coke plant de-dusting systems), the treatment of process waste waters and implementation of rain water collection, separation and treatment. Following the Amendment Agreement, ArcelorMittal Italia continues to be subject to these obligations and will submit a request to amend the environmental plan to reflect the contents of the new industrial plan, with the approval of such amendment a condition precedent to the closing under the Ilva Agreement.
Environmental requirements impacting industrial operations also are becoming more stringent in other jurisdictions. For example, in Canada, ArcelorMittal has incurred considerable investments for emissions reductions required by the national regulation addressing Criteria Air Contaminants, which covers steel sector, emissions of NOX, SO2, VOCs and fugitive particulates, and further investments will be needed including installation of full coke oven gas desulphurization at ArcelorMittal Dofasco by December 31, 2025. Provincial regulations in Ontario and Quebec also will be requiring further emissions reductions of SO2, particulates and other pollutants. Permits for water discharges in Canada are becoming more stringent and it is possible that ArcelorMittal Dofasco may be required to treat for ammonia discharge from its Primary Water Treatment Plant to the Hamilton Harbor. In Kazakhstan, beginning in 2025, complex ecological permits for emissions into the environment will impose more stringent emissions standards and also outline measures for reducing emissions (production improvements). In South Africa, the National Environmental Management: Air Quality Act, 39 of 2004 (“NEM:AQA”) introduced strict air emission standards introduced impacting ArcelorMittal’s coke making and other operations.
ArcelorMittal’s mining activities also are subject to increasingly stringent environmental and safety requirements. For example, in Brazil, the state of Minas Gerais has issued decrees and resolutions requiring extraordinary audits of tailings dams, generating increased costs for compliance and a number of surveillance visits from federal and state agencies (environment, geology and police departments). Furthermore, the Brumadinho accident has triggered new environmental rules for mining activities with increased restrictions on waste management and tailings dams, including an August 2019 resolution from the National Mining Agency that establishes regulatory measures to ensure the stability of mining dams, and that requires the Serra Azul mine to complete the works of the existing dam stabilization system or the construction of a new downstream containment structure by September 15, 2021, and to complete

64	Management report
the de-characterization of the dam by September 15, 2022. In Québec Canada, renewed depollution permits that will apply to AMMC and ArcelorMittal Long Products Canada are under negotiation and are expected to establish more stringent targets for water, air, soil and waste management, as well as the monitoring and reporting frequencies and requirements, including implementation of a storm water treatment system at the AMMC pellet plant and assessment of former EAF dust stock pile site restoration and former slag management areas at ArcelorMittal Long Products Canada. Other required investments include a water management multi-year project aimed at controlling the surface effluents on the waste rock piles and achieving compliance with the applicable federal regulation on the metal and diamond mines effluent regulations and implantation of a decree issued in August 2018 for the tailings expansion consisting of construction of a water containment basin (B+ basin) and the new tailings impoundments and more restrictive environmental goals at the final mine effluent for total suspended solids, metals and nitrates.
It is difficult to fully assess the extent to which additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws, directives and regulations or what effect they will have on the Company’s business, financial results or cash flow from operations. In 2020, ArcelorMittal approved 32 multi-year projects with identified environmental benefits and expected capital expenditures of $396 million and 20 multi-year projects with the identified energy benefits and expected capital expenditures of $248 million. See also further information on key environmental projects in "—Sustainable development" and "—Capital expenditure projects".
Industrial emissions regulation: climate change
In December 2015, 195 countries participating in the United Nations Framework Convention on Climate Change (“UNFCC”), at its COP21 held in Paris, adopted a global agreement on the reduction of climate change (the “Paris Agreement”). The Paris Agreement sets a goal to limit the increase in global average temperature to well below 2 degrees Celsius and pursues efforts to limit the increase to 1.5 degrees Celsius, to be achieved by getting global GHG emissions to peak as soon as possible. The Paris Agreement consists of two elements: a legally binding commitment by each participating country to set an emissions reduction target, referred to as “nationally determined contributions” or “NDCs”, with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023 (Article 4) and a transparency commitment requiring participating countries to disclose in full their progress (Article 13). The majority of countries have issued their intended NDCs.
ArcelorMittal’s activities in the 27 member states of the EU are subject to the EU Emissions Trading Scheme (“EU-ETS”), which was launched in 2005 pursuant to European Directive 2003/87/
EC, relating to GHG emissions. The EU-ETS is based on a cap and trade principle, setting a cap on GHG emissions from covered installations that is then reduced over time. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. The Commission implemented the current Phase 3 of the EU-ETS, which ran through 2020, in a manner that increased costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production levels and the market price of emission allowances. The EU is implementing its more stringent Phase 4 EU-ETS for the 2021 to 2030 period in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. In particular, further implementation rules are expected to reduce current benchmark and free allocation levels could result in an increase of marginal production costs by approximately €40 per tonne (assuming a price of €25/tCO2) , which would put the European steel industry at a significant disadvantage versus global competition (see notes 6.3 and 9.1 to the consolidated financial statements). The EU also is implementing a revised Renewable Energy Directive, along with revised renewable energy targets for 2030, to support Europe's commitment to complete clean energy transition and meet the goals set by the Paris Agreement. In December 2019, the Commission presented the Communication on The European Green Deal announcing several upcoming legislative proposals for the EU 2050 climate neutrality objective and to increase the EU 2030 GHG emissions reduction target, which on December 11, 2020 the Commission announced it was setting at 55% (increased from the earlier 50%) compared to 1990 levels. On September 17, 2020 the Commission presented the communication on stepping up Europe’s 2030 ambition and the proposal for regulations establishing the framework for achieving climate change neutrality, indicating the ambition to reach a 55% reduction of GHG in 2030 compared to 1990 levels. To achieve this, the EU is revising its relevant climate-related policy instruments with proposals to be presented by June 2021.
GHG emissions regulations are being implemented in an increasing number of other jurisdictions where ArcelorMittal operates. For example, in South Africa, legislation to tax carbon dioxide emissions was adopted and came into effect in 2019. In Kazakhstan, where the Emission Trading Scheme restarted operation on January 1, 2018 with new trading procedures and allocation methods supported by an online platform for monitoring, reporting and verifying emission sources and greenhouse gases. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme. In Canada, Ontario operations are currently subject to output based pricing system regulations until a new emissions performance standard which has been accepted is transitioned which is expected to be effective January 1, 2022 or

Management report	65
retroactively to January 1. 2021. A cap and trade program is in effect in Quebec with a second more stringent compliance period becoming effective in 2021, a federal backstop program consisting of a fossil fuel levy and an emissions based pricing system applies in provinces without approved GHG regulations, and clean fuel standards are to come into effect in 2022 and 2023. In Mexico and Brazil, new regulatory initiatives are being discussed by the different government authorities. Ukraine has approved the concept of implementing a state policy in the sphere of climate change for the period until 2030 that will create and implement an internal trading system for greenhouse gas emission quotas.
ArcelorMittal is closely monitoring local, national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.
Health and safety laws and regulations
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. See “Risk factors—Legal and regulatory risks—ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.” ArcelorMittal has established health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy, aimed at reducing on a continuing basis the severity and frequency of accidents; through its Health & Safety Council and Management Committee, the Company reinforces the penetration of the safety culture in the Company. The effective policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and reinforces the accountability of the local management and encourages the continuous improvement in health and safety performance at unit level, which permits the Health & Safety Council and Management Committee to define and track performance targets and monitor results from every business unit and sites. See "Business overview—Sustainable development—Management Theme #1: Health and safety" for further information.
Mine safety disclosure
Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), each reporting operator of a coal or other mine is required to include certain mine safety information within its periodic reports filed with the SEC. The Company presents the information concerning mining safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act for each of its U.S. mine locations in exhibit 16.1 of this annual report.
Foreign trade
ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2020, certain countries and communities, such as Canada, the European Union, Egypt, India, Mexico, Philippines, South Africa, Thailand, Turkey, and the United States of America continued or launched investigations into whether to impose/continue imposing trade remedies (usually anti-dumping or safeguard measures) against injury, or the threat thereof, caused by increasing steel imports originating from various steel producing countries.
Under both international agreements and the domestic trade laws of most countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof, to a domestic industry. Although there are differences in how trade remedies are assessed, such laws have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves exporting a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) plus a reasonable amount for profit. Subsidies from governments (including, among others, grants and loans at artificially low interest rates) are similarly actionable under certain circumstances. The trade remedies available are typically (i) an antidumping duty order where injurious dumping is found and (ii) a countervailing duty order or suspension agreement where injurious subsidization is found. Normally, the duty is equal to the amount of dumping or subsidization that is generally imposed on the imported product (other than in the European Union where the lesser duty rule is applied). Accordingly, such orders and suspension agreements do not prevent the importation of a product, but rather require that either the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.
Safeguard measures are addressed more generally to a particular product, irrespective of its country of origin, to protect domestic production against serious injury caused by unforeseen, sharp and sudden increase of imports.
All WTO members are required to review antidumping duty and countervailing duty orders every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked

66	Management report
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
Final affirmative determinations were reached in anti-circumvention petitions filed in September 2016 by U.S. industry related to cold rolled coil and corrosion resistant steel from China (via Vietnam) and affirmative preliminary decisions have been reached in similar petitions filed by U.S. industry in June 2018 related to cold rolled coil and corrosion resistant steel imports from Korea and Taiwan (through Vietnam), with duties applied based on the exporters’ certification of the source of the substrate. Similarly, the European Commission started a circumvention investigation in July 2019, concerning the EU anti-dumping measures on imports of cold rolled steel from China, and the resolution was published in the Official Journal on August 4, 2020, extending the duties to the modified products.
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
USA Section 232:
On March 23, 2018, after a section 232 national security investigation with respect to steel imports, the Trump Administration imposed tariffs of 25% on steel products from all but a select list of countries, with a temporary suspension applied for Canada, Mexico, Argentina, South Korea, Brazil and the EU until May 1, 2018. Since then, Australia has obtained a full exemption, imports from Argentina, Brazil, and South Korea are subject to annual quotas, and steel imports from the EU remain subject to the 25% tariff. In addition, as of May 16, 2019, Turkish imports are subject to a 25% tariff after having been subject to 50% tariffs since August 2018. Tariffs on imports of steel products from Canada and Mexico were eliminated on May 17, 2019, which led to positive impacts in the Company’s
NAFTA business units; imports from Canada and Mexico are monitored to identify if imported volumes surge meaningfully beyond historic levels. On August 28, 2020, President Trump closed the fourth quarter of 2020 Brazilian quota (no further imports allowed) on semi-finished steel although the Company received an expedited exclusion to import 40,000 metric tons of semi-finished steel in the fourth quarter; the 2021 quota will revert to the original aggregate 3.5 million tonnes volume.
The USA Section 232 tariffs have triggered concerns of trade deflection worldwide and several countries initiated domestic remediation measures. On March 26, 2018, the EU Commission opened ex-officio a safeguard investigation on 26 products (including 19 long, flat and stainless steel products and 7 tubes and other steel products). On July 18, 2018, the EU Commission published provisional measures which entered into force on July 19, 2018 based on global tariff quotas with a 100% quota based on average imports over the past 3 years on 23 product categories. Imports that exceeded the above quotas would face a 25% tariff but certain 'developing' countries were exempt when their import share was below 3%. The EU’s provisional safeguard measures were replaced by definitive safeguard measures approved by EU member states on January 16, 2019 and went into effect on February 2, 2019, which cover the full steel product scope, setting country-based quotas for larger importers on all product categories, except for hot rolled (global), and quarterly quota calculations for residual volumes of all products. The measures also include three phases of 5% quota relaxations in February 2019, July 2019 and July 2020, which can be adapted to market conditions for each product individually. Countries subject to quotas have an incentive to frontload the consumption of their national quota in order to benefit from the residual quotas in the final quarter of the period, thus ensuring full quota consumptions. In July 2019, the EU commission completed a review investigation of these safeguard measures and proposed modifications, which were implemented on October 1, 2019. The main changes include:
•a reduction of quotas to 3% (from the 5% quotas applicable since July 1, 2019),
•inclusion of additional countries in the developing country quota list which had met the 3% import levels,
•a quarterly cap of 30% of the HRC global applicable to each country's total import cap for hot rolled coil, and
•a 30% cap applicable to the last quarter per period of a country's total cap on wire rod and rebar imports, as well as a new requirement that end users (product purchasers) validate any imports of category 4B products (hot dip galvanized products used in the auto industry).

Management report	67
In February 2020, the EU Commission started a second review of the EU Steel Safeguards to consider adjustments to the tariff-rate quota considering changes since the last review in 2019. On June 12, 2020, Member States voted in favor of the Commission’s revised measures. These were implemented from July 1, 2020.The main changes include:
•Quarterly management of country specific quotas;
•Country-specific quotas for hot rolled flat products ("HRF");
•Access to residual quotas prohibited for organic coated, wire rod, gas pipes, and cold finished bars;
•Access to residual quotas more restricted for most long products; and
•30% cap per country accessing the residual quotas for hot dip galvanized 4B (automotive grade material) and HRF in the fourth quarter of 2020.
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
Key currency regulations and exchange controls
As a holding company, ArcelorMittal is dependent on the industrial franchise fees from, earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at subsidiaries where repatriation of funds may be affected by tax and foreign exchange policies, including in Argentina, Brazil, China, Kazakhstan, South Africa, Ukraine and Venezuela. Such policies are briefly summarized below; however, none of these are currently significant in the context of ArcelorMittal’s overall liquidity.
Argentina
The Argentinian foreign exchange market is regulated by the Argentine Central Bank ("BCRA"). The BCRA allows the local currency to free-float against the USD, however, capital controls have reduced volatility in an effort to provide stability to the currency. The Argentinian peso (“ARS”) is not fully convertible and is most commonly traded as a non-deliverable forward (NDF), both onshore and offshore. As of July 1, 2018, Argentina has been considered a hyperinflationary economy. Since the re-imposition of capital controls in September 2019, local restrictions on obtaining foreign currencies have tightened, requiring the BCRA's approval for all transfers to and from the local market for companies and for financial outflows, such as dividend payments. The BCRA has set a limit of 5 days for exporters to convert foreign currency, while institutions will need authorization of the bank to buy USD in the foreign exchange market, except in the case of foreign trade, according to a statement from the BCRA. In September 2020, the BCRA intensified Forex regulation once again, instituting a 30% tax on purchases made abroad and restricting withdrawals to USD 200 per month. See also note 2.2.2 to the consolidated financial statements.
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

68	Management report
to the Chinese renminbi on the onshore market, is partially convertible and has a non-deliverable offshore market. All transactions involving foreign exchange are strictly controlled by the State Administration of Foreign Exchange. The CNH, which is the Chinese renminbi traded offshore, became deliverable in Hong Kong in July 2010. The CNH can generally be transferred freely between offshore accounts and interaction with the onshore market is growing, although transfers of CNH from Hong Kong to onshore China are subject to regulations and approval by the PBOC. Moreover, in July 2020, integration of the interbank and exchange bond markets, as well as wider participation in the treasury bond futures market, suggest that more progress is likely to be made by the PBOC to move for more internalization of the Chinese market.
India
The Reserve Bank of India ("RBI") maintains the Indian rupee (“INR”) in a managed floating regime. The INR is partially convertible and has a non-deliverable offshore market. Onshore deliverable forwards are also available out to 10 years. The most common tenor with the best liquidity in the forwards market is one year or less. The INR is convertible for exports and imports of goods and services as well as unilateral transfers, including repatriating profits from foreign-funded companies, as well as for daily recurring transactions in the ordinary course of business. However, the INR is restricted on the capital account (purchase and sale transactions of foreign assets and liabilities) and there are specific transactions that have to be authorized by the RBI or other relevant government departments for routine capital account transactions, e.g. foreign currency borrowings under the approval route or foreign direct investments that are not permitted under the automatic route. Other permitted capital account transactions that are allowed, subject to compliance with local applicable regulations, include foreign direct investment, foreign currency loans and bonds, securities and equity investments overseas. In April 2020, the RBI issued final guidelines on “Hedging of foreign exchange risk by Residents and Non-Residents”. The simplified guidelines are expected to have a positive material impact on product suite, procedures and requirements for hedging requests which will impact both local and global franchises.
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
South Africa
The South African Reserve Bank operates a managed floating exchange rate system. The South African rand (“ZAR”) is deliverable and largely convertible, and the reserve bank is gradually relaxing exchange rate controls. Since January 1, 2014, companies may apply for approval to establish a holding company to hold their offshore investments. Subject to certain conditions, listed companies may place ZAR 3 billion per year with such holding companies, which can be transferred offshore without exchange control approval, and unlisted companies may transfer ZAR 2 billion per year.
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
Venezuela
Venezuela’s foreign exchange regime has been characterized by governmental devaluation and legislative changes. DICOM is the country’s official exchange rate. On August 20, 2018, the bolivar soberano ("VES") replaced the bolivar fuerte ("VEF") at a rate of 1 VES to 100,000 VEF. The only way to convert the VES is through the DICOM rate, which sets an exchange limit of €340,000 per month for domestic legal entities. Since September 7, 2018, currency purchase and sale transactions can be freely converted by direct agreement between the parties, provided they do so through the exchange operators of the Central Bank, however, the Central Bank of Venezuela can intervene in these operations whenever it deems necessary to avoid distortions of the exchange value of the national currency. Since this regime's effective date, the foreign exchange market has been characterized by limited existence of customers and transactions for insignificant amounts. Transactions are allowed on a non-deliverable offshore market, but liquidity is very limited.

Management report	69
Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)ArcelorMittal’s business with customers in Iran
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). Section 13(r) requires an issuer to disclose in its annual reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-US persons in compliance with applicable law, and whether or not the activities are sanctionable under US law.
In 2020, neither ArcelorMittal nor any of its affiliates engaged in activities, transactions or dealings relating to Iran triggering disclosure under Section 13(r).
ArcelorMittal continues to monitor developments in this area, in particular the status of U.S. Sanctions, the Joint Comprehensive Plan of Action ("JCPOA") and EU Sanctions, and the expansion of the EU Blocking Regulation (Council Regulation (EC) 2271/96). ArcelorMittal carefully monitors political risk and sanctions exposure and has procedures and systems in place intended to manage those risks.
However, ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework. It is possible that ArcelorMittal may face conflicting obligations or risks under U.S. direct and secondary sanctions and the EU Blocking Regulation, or other conflicting instruments. Despite its governance, compliance policies and procedures and continuous efforts to comply with all applicable sanctions regimes, its systems and procedures may not always prevent the occurrence of violations which may lead to regulatory penalties or cause reputational harm to operating subsidiaries, joint ventures or associates. See “Risk factors.”

70	Management report

Organizational structure
ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the operational structure of the Company, including ArcelorMittal’s significant operating subsidiaries and not its legal or ownership structure.
*On December 9, 2020, the Company completed the sale of ArcelorMittal USA. See "—Key transactions and events in 2020" and note 2.3.1 to the consolidated financial statements.
** On December 10, 2020, the Company signed a binding agreement with Invitalia, an Italian state-owned company to form a public-private partnership between the parties. As a result, the carrying amount of the assets and liabilities of ArcelorMittal Italia was classified as held for sale at December 31, 2020 and ArcelorMittal Italia will be accounted for under the equity method upon closing of the first Investment from Invitalia (expected to be in the first quarter of 2021). See "Introduction—Key transactions and events in 2020" and note 2.3.2 for further information.

Management report	71

72	Management report

Please refer to the "Glossary - definitions, terminology and principal subsidiaries" for a listing of the Company’s principal subsidiaries, including country of incorporation. Please refer to note 2.2.1 of the consolidated financial statements for the ownership percentages of these subsidiaries. Unless otherwise stated, the subsidiaries as listed have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company.
Investments accounted for under the equity method ArcelorMittal has investments in entities accounted for under the equity method as detailed in note 2.4 to ArcelorMittal’s consolidated financial statements. The Company's key investments in joint ventures are AMNS India, Calvert and VAMA for which the Company holds 60%, 50% and 50%, respectively. See section “Property, plant and equipment—Investments in joint ventures” for further details.
Reportable segments
ArcelorMittal reports its business in the following five reportable segments corresponding to continuing activities: NAFTA, Brazil, Europe, ACIS and Mining.
NAFTA produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate and are sold primarily to customers in the following sectors: automotive, energy, construction packaging and appliances and via distributors and processors. Flat product facilities are located at seven integrated and mini-mill sites located in three countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at three integrated and mini-mill sites located in three countries. In 2020, shipments from NAFTA totaled 17.9 million tonnes.
Brazil produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products comprise sections, wire rod, bar and rebars, billets and wire drawing. In 2020, shipments from Brazil totaled 9.4 million tonnes.
Europe produces flat, long and tubular products. Flat products include hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Flat product facilities are located at 12 integrated and mini-mill sites located in five countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing. Long product facilities are located at 10 integrated and mini-mill sites in seven countries. In addition, Europe includes downstream solutions, which provides primarily distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In 2020, shipments from Europe totaled 32.9 million tonnes.
ACIS produces a combination of flat, long and tubular products. It has five flat and long production facilities in three countries. In 2020, shipments from ACIS totaled 9.9 million tonnes, with shipments made on a worldwide basis.
Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, Africa and CIS. In 2020, iron ore and coal production from own mines totaled approximately 58.0 million tonnes and 5.0 million tonnes, respectively.
Properties and capital expenditures
Property, plant and equipment
ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.
All of ArcelorMittal's operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the five reportable segments described above. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.
For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Business overview—Government regulations”, "Business overview—Sustainable development" and note 9.3 to ArcelorMittal’s consolidated financial statements.
The Company acted swiftly and rapidly to adapt production in-line with the reduced demand environment caused by the COVID-19 pandemic which started to affect the Group’s main operations from the middle of the first quarter of 2020 onwards. Production was impacted across all segments and regions.
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

Management report	73

Facility [3]	Number of Facilities [3]	Capacity (in million tonnes per year)1 3	Production in 2020 (in million tonnes)2 3
Coke Oven Battery	60	31.0	18.5
Sinter Plant	28	93.4	52.8
Blast Furnace	47	89.0	53.4
Basic Oxygen Furnace (including Tandem Furnace)	63	92.8	58.2
DRI Plant	12	8.6	5.3
Electric Arc Furnace	32	26.8	14.6
Continuous Caster—Slabs	42	85.1	49.6
Hot Rolling Mill	19	73.2	42.2
Pickling Line	30	32.9	12.9
Tandem Mill	34	40.5	21.3
Annealing Line (continuous / batch)	43	19.9	8.5
Skin Pass Mill	26	16.0	6.3
Plate Mill	10	5.3	1.9
Continuous Caster—Bloom / Billet	33	32.5	19.8
Breakdown Mill (Blooming / Slabbing Mill)	2	6.7	2.2
Billet Rolling Mill	3	2.6	0.7
Section Mill	22	12.2	6.0
Bar Mill	21	8.2	5.2
Wire Rod Mill	16	10.5	6.6
Hot Dip Galvanizing Line	52	20.8	13.2
Electro Galvanizing Line	11	2.0	0.7
Tinplate Mill	15	3.1	1.6
Tin Free Steel (TFS)	2	0.4	0.1
Color Coating Line	17	2.8	1.6
Seamless Pipes	4	0.5	0.1
Welded Pipes	76	4.7	0.8
1.Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
2.Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.
3.On December 9, 2020, ArcelorMittal completed the sale of ArcelorMittal USA’s operations- four integrated facilities, two mini-mills, six downstream and two coke-making facilities, see note 2.3.1 to the consolidated financial statements and “Introduction—Key transactions and events in 2020". The number of lines and their respective capacities, as well as their production through the transaction closing date are included in the table above.

74	Management report

NAFTA			Crude Steel

Unit	Country	Locations	Production in 2020 (in million tonnes per year)[1]	Type of plant	Products
ArcelorMittal USA ²	USA	Warren, OH	n/a	Coke-Making	Coke
ArcelorMittal USA ²	USA	Monessen, PA	n/a	Coke-Making	Coke
ArcelorMittal USA ² ³	USA	East Chicago, IN	3.4	Integrated	Flat
ArcelorMittal USA ²	USA	Burns Harbor, IN	3.6	Integrated	Flat
ArcelorMittal USA 2 5	USA	Cleveland, OH	2.0	Integrated	Flat
ArcelorMittal USA ²	USA	Riverdale, IL	0.6	Integrated	Flat
ArcelorMittal USA ²	USA	Coatesville, PA	0.2	Mini-mill	Flat
ArcelorMittal USA ²	USA	Columbus, OH	n/a	Downstream	Flat
I/N Tek ²	USA	New Carlisle, IN	n/a	Downstream	Flat
ArcelorMittal USA ²	USA	Conshohocken, PA	n/a	Downstream	Flat
ArcelorMittal USA ²	USA	Weirton, WV	n/a	Downstream	Flat
ArcelorMittal USA 2 4	USA	Gary, IN	n/a	Downstream	Flat
Double G ²	USA	Jackson, MS	n/a	Downstream	Flat
ArcelorMittal Dofasco [6]	Canada	Hamilton	2.7	Integrated, Mini-mill	Flat
ArcelorMittal Mexico	Mexico	Lázaro Cárdenas, Celaya	3.6	Mini-mill, Integrated, and Downstream	Flat, Long/ Bar, Wire Rod
ArcelorMittal Long Products Canada	Canada	Contrecoeur East, West	1.6	Mini-mill	Long/ Wire Rod, Bars, Slabs
ArcelorMittal USA ²	USA	Steelton, PA	0.1	Mini-mill	Long/ Rail
ArcelorMittal Tubular Products	Canada	Brampton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	London	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Woodstock	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Hamilton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Shelby	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Marion	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Mexico	Monterrey	n/a	Downstream	Pipes and Tubes
1.Note: n/a = not applicable (no crude steel production).
2.On December 9, 2020, ArcelorMittal completed the sale of ArcelorMittal USA’s operations, including all facilities listed above - four integrated facilities, two mini-mills, six downstream and two coke-making facilities, see note 2.3.1 to the consolidated financial statements and “Introduction—Key transactions and events in 2020". Their production is included in the table through the transaction closing date.
3.Referred to as Indiana Harbor. ArcelorMittal USA idled its #3 blast furnace at Indiana Harbor in November 2019.
4.The rolling mill in Gary has been permanently idled. The facility only does heat treating.
5.Cleveland's 84 Inch Temper Mill was permanently idled in 2020.
6.ArcelorMittal Dofasco idled HDG lines #1&2 in 2017 and permanently discontinued their operation in 2019.

Production for the second quarter of 2020 in the NAFTA segment was impacted by the COVID-19 pandemic.
After the restrictions were imposed by the local government in Canada, impacting the construction and automotive markets, the Company took action to reduce production in late March both for flat products (blast furnace#3 banked and reduced production rhythm) and long products (stoppage in Contrecoeur West and slab production in Contrecoeur East) which returned in June.
In the U.S., in the first quarter of 2020, the Company announced the safe and orderly temporary blow down of blast furnace #6 at Cleveland and blast furnace #4 at Indiana Harbor with the necessary precautions taken to preserve the assets for future production. Following the gradual improvement in demand, particularly automotive, ArcelorMittal restarted blast furnace #4 at Indiana Harbor during the third quarter and blast furnace #D at Burns Harbor following repairs undertaken mid-July.

Management report	75
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
ArcelorMittal USA
On December 9, 2020, ArcelorMittal completed the sale of ArcelorMittal USA’s operations, including four integrated facilities, two mini-mills, six downstream and two coke-making facilities, listed in the table above and described below.
ArcelorMittal USA mainly produced flat products at its steelmaking facilities located at Indiana Harbor, Burns Harbor, Cleveland, Riverdale and Coatesville.
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
ArcelorMittal USA had standalone finishing facilities in Weirton, West Virginia making tin products and in Columbus, Ohio making coated products. It had coke plants at Burns Harbor and Warren that supply coke to its production facilities.
ArcelorMittal USA, through various subsidiaries, owned interests in joint operations, including (i) I/N Tek L.P. (60% interest), a cold-rolling mill near New Carlisle, Indiana; (ii) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume steel near Jackson, Mississippi, and (iii) Hibbing Taconite Company, which is described under “—Mining” below, all of which were included in the sale to Cleveland-Cliffs. The Company retained its interest in the Calvert joint venture (see "—Investments in joint ventures" below).
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

76	Management report

BRAZIL			Crude Steel

Unit	Country	Locations	Production in 2020 (in million tonnes per year) [1]	Type of plant	Products
Sol	Brazil	Vitoria	n/a	Coke-Making	Coke
ArcelorMittal Tubarão [2]	Brazil	Vitoria	5.0	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	n/a	Downstream	Flat
ArcelorMittal Brasil	Brazil	João Monlevade	1.2	Integrated	Long/ Wire Rod
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba	1.8	Mini-mill	Long/ Bar, Wire Rod
ArcelorMittal Brasil [3]	Brazil	Barra Mansa, Resende	0.7	Mini-mill	Long/Rebar, Wire rod, Bars, Sections, Wires
Acindar	Argentina	Villa Constitucion	0.8	Mini-mill	Long/ Wire Rod, Bar
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	n/a	Downstream	Long/ Wire Rod
Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	n/a	Downstream	Pipes and Tubes
1.Note: n/a = not applicable (no crude steel production)
2.ArcelorMittal Tubarão completed the reline of its BF #2 in December 2019. The blast furnace remained idled due to market conditions until its restart in July 2020.
3.ArcelorMittal Brasil temporarily idled its electric arc furnaces #1 & #2, billet caster and long rolling mill #2 at Barra Mansa in February 2019 in response to market conditions.

Due to the outbreak of the COVID-19 pandemic in 2020, the Brazil segment production was adversely impacted, primarily for flat products.
As domestic demand improved following the initial impact of the COVID-19 pandemic during the second quarter of 2020, the Company restarted blast furnace #2 at ArcelorMittal Tubarão at the end of July 2020 (idled since June 2019) and blast furnace #3 (idled since April 2020) in the fourth quarter of 2020 to match demand levels.
Similarly, production curtailments were incurred in Argentina and in long product capacity in Brazil. A V-shape recovery of market demand, particularly in construction, better operational performance and other managerial actions were able to largely offset the production curtailments, limiting the impact on production volume for long products.
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
ArcelorMittal Brasil’s long products include wire rod and wire, sections, merchant bars, special bars and rebars, for use in civil construction, industrial manufacturing, agricultural and distribution sectors. It produces transformed products including, among others, welded mesh, trusses, annealed wire and nails. It owns upstream and downstream steel facilities in Monlevade, Juiz de Fora, Piracicaba, Barra Mansa and Resende and operates an extensive distribution network across the country selling to retail customers. It owns interests in two subsidiaries, Belgo Bekaert Arames Ltda. ("BBA"), which manufactures wire products for agricultural and industrial end-users, and Belgo-Mineira Bekaert Artefatos de Arame Ltda., which produces steel cords used in the tire industry. It also owns forests, and ArcelorMittal Bioflorestas produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and to exchange for pig iron with local producers.
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

Management report	77

EUROPE			Crude Steel

Unit	Country	Locations	Production in 2020 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	2.8	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	1.9	Integrated	Flat
ArcelorMittal Belgium	Belgium	Gent, Geel, Genk, Liège	4.1	Integrated and Downstream	Flat
ArcelorMittal France [5]	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	4.9	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	3.0	Integrated and Downstream	Flat
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka, Sagunto	3.0	Integrated and Downstream	Flat, Long, Rails, Wire Rod
ArcelorMittal Italy	Italy	Taranto, Genova, Novi Ligure, Raconiggi, Salerno	3.4	Integrated and Downstream	Flat, Pipes and Tubes
ArcelorMittal Avellino & Canossa	Italy	Avellino	n/a	Downstream	Flat
ArcelorMittal Poland [2]	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	3.9	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao	Spain	Bilbao	0.2	Mini-mill	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	0.3	Mini-mill and Downstream	Flat
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange, Rodange	1.9	Mini-mill	Long /Sheet Piles, Rails, Sections & Special Sections
ArcelorMittal Olaberria-Bergara	Spain	Olaberría, Bergara	0.9	Mini-mill	Long/ Sections
ArcelorMittal Gandrange	France	Gandrange	n/a	Downstream	Long/ Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	0.5	Mini-mill	Long/ Bars
ArcelorMittal Hamburg	Germany	Hamburg	0.9	Mini-mill	Long/ Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	0.9	Integrated	Long/ Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	0.2	Mini-mill	Long/ Sections
Sonasid	Morocco	Nador, Jorf Lasfar	0.5	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	0.7	Mini-mill / Integrated	Long/ Wire Rod, Bars
ArcelorMittal Tubular Products Roman SA [6]	Romania	Roman	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Iasi SA [3]	Romania	Iasi	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Karvina a.s. [7]	Czech Republic	Karvina	n/a	Downstream	Pipes and Tubes

78	Management report

EUROPE (continued)			Crude Steel

Unit	Country	Locations	Production in 2020 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Tubular Products Kraków	Poland	Krakow	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hautmont	France	Hautmont	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Vitry	France	Vitry	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Chevillon	France	Chevillon	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Lexy [4]	France	Lexy, Rettel,Vincey, Fresnoy-le-Grand	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products France	France	Socova	n/a	Downstream	Pipes and Tubes
1.n/a = Not applicable (no crude steel production)
2.ArcelorMittal Poland permanently idled its coke oven batteries #3 & #4 at the Zdzieszowice coke plant in April 2019. The blast furnace, basic oxygen furnaces and slab caster at Krakow were temporarily idled in the fourth quarter of 2019 due to market conditions. A new organic coating line at Krakow was commissioned in mid-2019. On October 8, 2020, ArcelorMittal Poland announced that it intended to permanently close its primary steelmaking operations at its unit in Kraków (except the coke battery which remains in operation), and the shutdown process in the blast furnace and the steel shop was completed in November 2020.
3.ArcelorMittal Tubular Products Iasi commissioned a new pipe mill #6 in the first quarter of 2019.
4.ArcelorMittal Tubular Products Lexy decommissioned its pipe mill #1 at Lexy site in 2019.
5.The coke oven battery in Florange was permanently closed in the second quarter of 2020. The new HDG 2 line (Galsa2) in Florange ramped up production in early 2020.
6.ArcelorMittal Tubular Products Roman decommissioned its seamless pipe mill #6 in 2020.
7.ArcelorMIttal Tubular Products Karvina decommissioned its welded pipe mill #9 in 2020.

The COVID-19 pandemic containment measures began impacting European industrial activity in mid-March. The Company first announced measures on March 19, 2020 to reduce production and to temporarily idle steelmaking and finishing assets across its European operations. Production reduction measures were undertaken in Italy, France, Spain, Germany, Belgium and Poland.
In the third quarter of 2020, the Company resumed some steel-making capacity in France, Spain and Germany, some of which were required to ensure continuity of supply to customers during the period of planned major reline of a blast furnace at Gent, Belgium that began late August 2020.
ArcelorMittal France
ArcelorMittal France has locations in Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon and Basse-Indre. ArcelorMittal France produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized, color-coated and tin-plated coils. ArcelorMittal France’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive and packaging market. The Dunkirk site has primary facilities and produces slabs for other ArcelorMittal France sites as well as supplies hot rolled coils to the sites of Desvres, Mardyck and Liège. The Mardyck site has finishing facilities and supplies the hot dip coating lines of Montataire.
The Florange site supplies through its hot strip mill and 2 cold rolling mills: the 2 hot dip lines of Florange (GALSA 1 & 2), the continuous annealing of Florange, the hot dip coating lines of Mouzon, as well as the tinplate facilities of Florange and Basse-Indre. Mouzon is specialized in finishing hot dip coating operations.
The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. The liquid phase of Florange has been idled since October 2011 and the Company began the definitive closure and dismantling of this facility in 2018. The finishing plant of Florange idled one continuous annealing line in September 2013, a tinplate mill in January 2012 and an organic coating line in June 2011.
The Florange coke oven battery was permanently closed in the second quarter of 2020.
The site of Basse-Indre is specialized in packaging activities. Its pickling line and cold-rolling mill are both idled since April 2014.
The sites of ArcelorMittal France produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, aluminized and organic-coated material, tinplate, draw wall ironed tin plate ("DWI") and tin free steel. Certain of its products are designed for the automotive market, such as Ultragal®, Extragal®, galfan, Usibor® (hot dip),

Management report	79
while others are designed for the appliances market, such as Solfer® (cold-rolled) for enameling applications.
ArcelorMittal Belgium
ArcelorMittal Gent
ArcelorMittal Gent is a fully integrated steel plant which is located along the Gent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. ArcelorMittal Gent produces flat steel products with high added value. A significant part of the production is coated, either by hot dip galvanizing, electro galvanizing or organic coating. ArcelorMittal Gent also includes one organic coating line located in Geel and one electro galvanizing line located in Genk. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction. In 2018, ArcelorMittal Gent invested €65 million in a new furnace at Sidgal 3 line to produce Fortiform ® grades for automotives. The blow-in of blast furnace B in Gent occurred on March 1, 2021, after the completion of the reline which commenced late August 2020.
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
The Saint-Chély plant produces electrical steel (with up to 3.2% silicon content), mainly for electrical motors. About 60% of its products are shipped from a private wharf, in part through a shuttle system and 30% of its products are shipped by rail, with the remaining amount transported by truck.
ArcelorMittal España
ArcelorMittal España’s Avilés and Gijón facilities, which are by far the largest of its facilities, are connected by ArcelorMittal España’s own railway system. These two facilities operate as a single integrated steel plant. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as hot dip and electrogalvanized sheet, tinplate and organic-coated sheet. The facilities are also connected by rail to the region’s two main ports, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at dedicated dry-bulk terminal, which is linked to steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities to other units of the Group and to ArcelorMittal España’s customers.
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
ArcelorMittal España’s Gijón coke plant was idled in 2013. On September 23, 2015, ArcelorMittal announced an investment of over €100 million in the refurbishment of the coke oven batteries in Gijón. The main part of the approved investment focuses on the re-construction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems. The refurbishment work started in 2016. The refurbished coke oven battery number 1 in Gijón started its heating in the last quarter of 2019. The first coke from coke oven battery #1 was produced at the beginning of 2020. The start of the coke oven battery #2 was delayed due to the COVID-19 crisis and the first coke was produced on February 13, 2021. In October 2019, the coke oven batteries of Aviles were decommissioned with the aim to be demolished and

80	Management report
their coke output was then supplied by the refurbished Gijón coke batteries located near the two blast furnaces.
ArcelorMittal Italia
On November 1, 2018, ArcelorMittal leased and subsequently consolidated the business units of Ilva S.p.A. ("Ilva") following the signing on June 28, 2017 of a lease agreement with a conditional obligation to purchase. See “Introduction—Key transactions and events in 2020—ArcelorMittal Italia”.
ArcelorMittal Italia is the leading steel producer in Italy, Europe’s second largest steel consuming economy. ArcelorMittal Italia produces high-quality and sustainable steel to be used in a range of vital industry sectors across the domestic steel market such as construction, energy, automotive, home appliances, packaging and transport and for international export. ArcelorMittal Italia has operations across various structurally linked operating sites including Europe’s biggest single-site integrated steel facility in Taranto and rolling mills in Genoa and Novi Ligure. Genoa is also an important hub in terms of intermodal logistics.
The updated industrial plan agreed between ArcelorMittal and Invitalia involves investment in lower-carbon steelmaking technologies, including the construction of a 2.5 million tonne electric arc furnace, which is expected to open in mid-2024, and the relining of BF #5, which is expected to start production in 2024. This industrial plan, which targets reaching 8 million tonnes of production in 2025 (crude steel production is limited to 6 million tonnes until the environmental plan is completed), will become effective upon the closing of the first investment of Invitalia. It integrates a series of public support measures including ongoing government funded employment support and includes, for the period between 2021 and 2025, environmental capital expenditures of €345 million and industrial capital expenditures of €1,051 million as well as capital expenditures of €226 million for the revamp of blast furnace #5 and €260 million for the construction of the electric arc furnace.
ArcelorMittal Poland
ArcelorMittal Poland is the largest steel producer in Poland. ArcelorMittal Poland’s Zdzieszowice coke plant produces and supplies coke to ArcelorMittal subsidiaries and third parties.
ArcelorMittal Poland produces coke and a wide range of steel products, including both long and flat products such as slabs, billets, blooms, sections, sheet piles, rails up to 120 meters long, railway accessories, mining supports sections, hot-rolled coils, sheets and strips, cold-rolled coils, sheets and strips, hot dip galvanized coils and sheets, wire-rods and organic coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries. In the fourth quarter of 2019, ArcelorMittal Poland temporarily idled its blast furnace and steel plant in Krakow as a result of the market downturn, high energy costs and large volumes of steel imports from outside the EU. The coke plant in Kraków will continue to operate as well as the downstream operations (two rolling mills, the hot dip galvanizing line and the new organic coating line). The slabs for the rolling mills in Kraków will come mainly from the steel shop in Dabrowa Gornicza where the company will invest in debottlenecking projects, and to produce special grades for further processing into grain-oriented steel. On October 8, 2020, ArcelorMittal Poland announced that it intended to permanently close its primary steelmaking operations (except the coke battery which remains in operation), at its unit in Kraków, and the shutdown process in the blast furnace and the steel shop was completed in November 2020.
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
ArcelorMittal Belval & Differdange
ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles which are sold to the local European construction market as well as for export. With its Rodange facilities, it also produces a wide range of rails, special sections and heavy angles. ArcelorMittal announced a collaboration with Vow ASA (company listed on Oslo Stock Exchange and specialized in world leading solutions to convert biomass and waste into valuable resources) to build the first dedicated industrial scale biogas plant for the steel industry at Rodange, with the aim of starting production in 2022. The plant will convert sustainable biomass into biogas to replace the use of natural gas at the plant’s rolling mill reheating furnace, so reducing CO2 emissions from the production of steel.
ArcelorMittal Hamburg
ArcelorMittal Hamburg produces billet and high quality wire rod and its production is mainly sold in the European market, primarily to automotive and engineering customers.

Management report	81
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

ACIS			Crude Steel

Unit	Country	Locations	Production in 2020 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Temirtau JSC	Kazakhstan	Temirtau	3.2	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryvyi Rih [2]	Ukraine	Kryvyi Rih	4.7	Integrated	Long
ArcelorMittal South Africa [3]	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	2.3	Integrated Mini-mill Downstream	Flat, Long, Pipes and Tubes
JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	n/a	Downstream	Pipes and Tubes
1.Note: n/a = not applicable (no crude steel production).
2.ArcelorMittal Kryvyi Rih temporarily idled its BF #8 in October 2019 for planned maintenance and also in response to market conditions. ArcelorMittal Kryvyi Rih commissioned its new billet caster #3 in June 2019 and new billet caster #2 in the first quarter of 2020. The blast furnace #5, open hearth shop, blooming shop #1 and wire rod mill #250-3 were definitely closed in 2020.
3.ArcelorMittal South Africa temporarily idled some of its downstream production lines at Vanderbijlpark (batch annealing lines, continuous annealing line, temper mills and the tinning line) in the course of 2019. The lines were permanently closed in 2020. ArcelorMittal South Africa restarted the melt shop at Vereeniging in January 2019. Vereeniging Bar Mill (16 inch) was permanently closed in 2020. ArcelorMittal South Africa put its Saldanha operations under care and maintenance beginning in the second quarter of 2020. Coke oven battery #5 within the Coke and Chemicals division was closed in the fourth quarter 2020.

The major impact of the COVID-19 pandemic on the CIS region was incurred in the second quarter of 2020 although more stringent lockdown measures were implemented after the first quarter, and production was reduced in the Ukraine and Kazakhstan due to demand weakness. The situation improved in the third quarter.
ArcelorMittal South Africa took several steps (including significant production cuts across all operations) to support the country's lockdown (i.e. restrictions on activity limited only to essential services) that ended on April 30, 2020, which required the closure of all offices and operations across the country, except essential operational staff required for care and maintenance to avoid damage. Since May 1, 2020, the operations in South Africa were operating within a partial lockdown environment which was lifted in phases: mid June for crude steel production, whereas rolling re-started beginning of May. ArcelorMittal adopted a phased response to restarting operations and will ramp up production as the demand for steel returns.
On July 16, 2020, shareholders were informed that, having reassessed its strategic asset footprint for 2020, ArcelorMittal South Africa had decided to idle Blast Furnace C (“BF C”) at Vanderbijlpark and the Vereeniging Electric Arc Furnace until

82	Management report
demand recovered. Responding to the increased demand ArcelorMittal restarted BF C in December 2020.
ArcelorMittal South Africa
ArcelorMittal South Africa is the largest steel producer in Africa and its common shares are listed on the JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal South Africa has four main steel production facilities of which Vanderbijlpark, Newcastle and Vereeniging (melt shop restarted in January 2019) are located inland, while Saldanha (under care and maintenance beginning in the second quarter of 2020 due to the current depressed economic environment) is close to a deep-water port, which is supported by a metallurgical by-products division (Coke and Chemicals) that has been closed in the fourth quarter 2020. ArcelorMittal South Africa has a diversified range of products and includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. During 2020, approximately 85% of its products were sold in the South African domestic market, while Africa is its largest export market. It also sells into Asia and has minor tonnages into Europe and the Americas.
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
ArcelorMittal Kryvyi Rih
ArcelorMittal Kryvyi Rih’s product range includes billets, rebars and wire rods, light sections (angles) and merchant bars (rounds, squares and strips). ArcelorMittal Kryvyi Rih also has iron ore mines (see “—Mining” below for further information). Its products are sold to a range of industries such as hardware, construction, re-rolling and fabrication. The markets for its products include Ukraine, CIS and Russia, North West and East Africa, Middle East and Gulf countries, Europe, Latin America and South East Asia.
In addition, ArcelorMittal Kryvyi Rih includes an export sales network which supplies a complete range of steel products not only from Kryvyi Rih but also from other plants of the Group to customers outside of their respective home markets.

Mining
Following the sale of the ArcelorMittal USA and certain other subsidiaries as described in "Introduction—Key transactions and events in 2020", ArcelorMittal’s mining segment has production facilities in Canada, South America, Europe, Africa and CIS and in India through its joint venture AMNS India. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations. The production of the ArcelorMittal USA mines is indicated below until December 9, 2020.

Management report	83

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
ArcelorMittal Mines and Infrastructure Canada	Canada	Mt Wright, Fire Lake and Port Cartier, Qc	85.0	Iron Ore Mine (open pit), pellet plant, railway and port	Concentrate and pellets
Minorca Mines [1]	USA	Virginia, MN	100.0	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines [1]	USA	Hibbing, MN	62.3	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Mexico (excluding Peña Colorada)	Mexico	Sonora, Sinaloa and Michoacán	100.0	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Mexico Peña Colorada	Mexico	Minatitlán	50.0	Iron Ore Mine (open pit)	Concentrate and pellets
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	51.0	Iron Ore Mine (open pit)	Concentrate and lump
ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	95.1	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100.0	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekepa	85.0	Iron Ore Mine (open pit)	Fines
AMNS India [2]	India	Odisha	60.0%	Iron Ore Mine (open pit)[3]	Pellet, lump and fines
Coal
ArcelorMittal Princeton [1]	USA	McDowell, WV, Tazewell, VA	100.0	Coal Mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100.0	Coal Mine (underground)	Coking coal and thermal coal
1.The mining operations in the United States were sold on December 9, 2020, see "Introduction—Key transactions and events in 2020".
2.During 2020, the Company's joint venture AMNS India (equity method investment) began mining operations. See note 2.4.1 to the consolidated financial statements.
3.Note that all mine production in India is permitted for internal consumption only. Until June 27, 2021, all production must be consumed by specified AMNS India end use plants, after which up to 25% of production may be sold to third parties.

Iron Ore
ArcelorMittal Mines and Infrastructure Canada
ArcelorMittal Mines and Infrastructure Canada ("AMMC") is a major Canadian producer of iron ore concentrate and several types of pellets. It holds mineral rights over 33,069 hectares of land in the province of Québec, Canada. ArcelorMittal Mines and Infrastructure Canada operates the Mont-Wright Mine and concentrator near Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by the infrastructure operations of AMMC. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie
Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. ArcelorMittal Mines and Infrastructure Canada also holds mineral rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, which is an open pit mine located approximately 53 kilometers south of Mont-Wright, dispatched approximately 15.8 million tonnes of crude ore by rail to the Mont-Wright concentrator in 2020. The Fire Lake deposit was first mined in 1977 and the Mont Reed deposit is currently not developed. In addition, ArcelorMittal Mines and Infrastructure Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mineral rights. The property began operating in 1976.
The expiration dates of the mining leases range from 2025 to 2033. According to the Quebec Mining Act, a mining lease is renewable for at least three periods of ten years, provided the

84	Management report
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
The Fire Lake operation produces run of mine ore for transport to Mont Wright by rail. The site has a maintenance facility and workers camp that support the mining activity. The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with seven lines of three stage spiral classifiers and horizontal filters. The mining complex and infrastructure has a production capacity of approximately 26 million tonnes of concentrate per year. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration furnaces. The pelletizing plant has a capacity of 10 million tonnes of pellets per year.
The COVID-19 pandemic impacted production at ArcelorMittal Mines and Infrastructure Canada early in 2020. A directive from the Quebec Government restricted mining activities to a minimum level in the province of Quebec, Canada beginning March 24, 2020. As restrictions subsequently eased, normal operations resumed on May 3, 2020. The pelletizing plant produced 8.7 million tonnes of pellets in addition to 14.5 million tonnes of concentrate in 2020.
Electric power for Mont-Wright and the town of Fermont is supplied by Hydro-Quebec via a 157 kilometer line. In the event of an emergency, the Hart Jaune Power plant, also connected to the Hydro-Quebec grid, can supply sufficient power to maintain the operations of the essential processing facilities.
ArcelorMittal USA Iron Ore Mines
ArcelorMittal USA operated an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca and owned a majority stake in Hibbing Taconite Company, which was managed by ArcelorMittal USA from August 12, 2019 (previously managed by Cleveland-Cliffs Inc). The mining operations of ArcelorMittal USA, including all subsidiaries and investments, were sold to Cleveland-Cliffs on December 9, 2020 as referenced above.
ArcelorMittal Minorca held the mineral rights on more than 2,800 acres necessary to mine the stated reserves. Minorca's owned/leased lands increased to approximately 17,478 acres, which includes 4,039 acres of leased land and takes into account the purchase of 160 acres of land in Meadowlands, MN for construction of wetlands as required by the State of Minnesota. The operations are located approximately three kilometers north of the town of Virginia in the northeast of Minnesota, which are accessible by road and rail. The Minorca Mine controls through leases, all the mineral and surface rights needed to mine and process its estimated 2020 iron ore reserves. The expiration dates of the mining leases range from 2035 to 2056. ArcelorMittal Minorca operated a concentrating and pelletizing facility, along with two open pit iron ore mines - Laurentian, and East Pits - located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.7 million metric tonnes of taconite pellets in 2020. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland Steel from 1977 until 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.
The Hibbing Taconite Company owns 30,561 acres and holds mineral rights over 7,465 acres through mineral leases, which are located mainly within the City of Hibbing with a processing facility located five kilometers north of the town center in the northeast of Minnesota and which is accessible by road and rail. The Hibbing operations were jointly owned by subsidiaries of ArcelorMittal USA (62.3%), Cleveland-Cliffs Inc. (23.0%) and U.S. Steel (14.7%), with ArcelorMittal USA as the managing agent of the mine and processing facilities. The Hibbing Taconite Company, through leases, controls the mineral and surface rights needed to mine and process its estimated 2020 iron ore reserves. The expiration dates of the mining leases range from 2022 to 2056. These leases can be renewed through negotiations with the mineral owners, though no obligations to renew exist for the mineral owners. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers, and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976.
As a result of the reduction in internal requirements due to the COVID-19 pandemic, the Hibbing operations were idled in early May 2020. Operations resumed in July 2020 and the mine produced 5.0 million wet metric tonnes of taconite pellets for 2020, of which approximately 3.1 million wet metric tonnes were ArcelorMittal’s share.
Both the Minorca and Hibbing mines are located in the Mesabi iron range where iron ore has been extracted for over 100 years. The ore bodies are within the Biwabik Iron Formation, a series of shallow dipping Precambrian sedimentary rocks known as taconite with a total thickness in excess of 200 meters and running for approximately 200 kilometers. Although the first

Management report	85
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
ArcelorMittal Mexico Mining Assets
ArcelorMittal Mexico operates three iron ore mines in Mexico, the San Jose and Las Truchas mines, and, through a joint operation with Ternium S.A., the Peña Colorada mine. In 2019, the El Volcan mine was closed and ArcelorMittal continues to operate certain parts of the El Volcan facilities with material coming from the San Jose mine.
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
The Peña Colorada pelletizing facility produced 3.8 million tonnes of pellets in 2020. The magnetite concentrate is shipped from Manzanillo to ArcelorMittal Mexico, as well as to Ternium’s steel plants, by ship and by rail.
Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.
El Volcan & San Jose
ArcelorMittal holds mineral rights over 1,053 hectares which previously supported its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations controlled all of the mineral rights and surface rights needed to mine and process iron ore, however the mine stopped production in April 2019 due to depletion of reserves. The El Volcan site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.
The El Volcan facilities that are continuing to be used with materials from the San Jose mine include the concentration plant and port installations. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. San Jose material is fed into the El Volcan plant and concentrate produced is transported by rail to the Pacific port of Guaymas and then shipped to the steel plant in Lázaro Cárdenas. The concentration facility uses electric power from the national grid.
Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current concessions at El Volcan range from 2055 to 2061.
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

86	Management report
one primary crusher, one secondary crusher, a dry cobbling high-intensity magnetic pulley and one tertiary crusher.
The pre-concentrate produced is transported by truck to the Quila railroad station for loading and is then sent to the El Volcan Concentration plant owned by ArcelorMittal. The concentrate produced is then transported by rail to the Pacific port of Guaymas to be shipped to the steel plant in Lázaro Cardenas. In 2020, San José produced 1.2 million tonnes of concentrate.
Las Truchas
ArcelorMittal holds mineral rights over 53,942 hectares, of which 4,261 support the Las Truchas operations in Mexico. The Las Truchas mine is located approximately 27 kilometres southeast of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights needed to mine and process its estimated 2020 iron ore reserves. Part of the surface rights expired in 2018 and have since been re-negotiated. An extension of 10 years was agreed and the executed agreement will expire in May 2029.
Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2044 to 2059.
The Las Truchas mine is an integrated iron ore operation. It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregate 2020 production of concentrate and lumps totaled 1.6 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, two ball mill and two bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is the state-owned power company, Comisión Federal de Electricidad (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lázaro Cárdenas.
The Las Truchas deposits consist of massive concentrations of magnetite of irregular morphology. The main Las Truchas deposits occur along a geological trend that is about seven kilometers long and about two kilometers wide. The Las Truchas mineral deposits have been classified as hydrothermal deposits, which may have originated from late-stage plutonic activity injecting through older sedimentary rocks. The mineralization of the Las Truchas iron deposits occurs in disseminated and irregular massive concentrations of magnetite within metamorphic rocks and skarns. The mineralization also occurs as fillings of faults, breccia zones, and fractures.
ArcelorMittal Brasil - Andrade Mine
ArcelorMittal Brasil holds mineral rights of over 2,421 hectares located in the Iron Quadrangle (Quadrilátero Ferrífero), in the Andrade Mine area, a widely-explored and mined region located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2020 iron ore reserves, dominated by directly shippable hematite ore. Mining legislation in Brazil does not predetermine the duration of mineral rights and as such these rights are considered valid to the point of mine exhaustion, contingent on maintaining compliance to set conditions. In addition to the open pit mine, ArcelorMittal operates a crushing and screening facility. Feed ore is transported to Monlevade plant through a private railway line. Power is mostly generated from hydroelectric power plants and supplied by Companhia Energética de Minas Gerais ("CEMIG"), a publicly traded company controlled by the Government of the State of Minas Gerais.
Companhia Siderúrgica Belgo-Mineira (“CSBM”) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in João Monlevade. The mine was managed by CSBM until the end of 2004. In January 2005, Vale signed a leasing agreement with CSBM for management and operation. In December 2005, CSBM changed its name to Arcelor Brasil S.A. which was then merged in August 2007 into Belgo Siderurgia S.A. The latter then changed its name to ArcelorMittal Brasil S.A. In November 2009, Vale returned the Andrade mine to ArcelorMittal Brasil S.A. In 2020, the Andrade mine produced 1.6 million tonnes of sinter feed and concentrate. An increase of the crushing and screening facility production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012. In 2013, a cross road was built in order to improve shipments to the local Brazilian market. In 2018, Andrade started development of a concentration plant to improve the quality of the sinter feed to the Monlevade plant and positively impact costs and life span. This plant commenced production in early 2020 and concentrates the itabirite ores, enabling mixing with the higher grade hematite ores.
ArcelorMittal Brasil - Serra Azul Mine
ArcelorMittal Brasil holds mineral rights over the central and east claims of the Serra Azul deposit of over 375 hectares, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais State of Brazil and accessible by public highway. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2020 iron ore reserves. Mining legislation in Brazil does not predetermine the duration of mineral rights and as such these rights are considered valid to the point of mine exhaustion, contingent on maintaining compliance to set conditions. ArcelorMittal operates an open pit mine and a

Management report	87
concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.
In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Production is shipped mainly to local Brazilian market including the ArcelorMittal Brasil integrated plants. CEMIG supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiauçu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineração Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008. In the same year, London Mining Brazil Mineração Ltda was merged into London Mining Participações Ltda, which changed its corporate name to ArcelorMittal Mineração Serra Azul. In April 2016, ArcelorMittal Mineração Serra Azul was merged into ArcelorMittal Brasil. In 2020, ArcelorMittal Brasil - Serra Azul Mine produced 1.6 million tonnes of lumps and concentrate.
In February 2019, the Company decided to implement the evacuation plan related to its dormant Serra Azul tailing dam. The community situated downstream to the dam was evacuated as a precautionary measure based on an updated stability report following incidents in the Brazilian mining sector. This was done to enable further testing and implementation of any additional mitigating measures. As a result, the Company has executed an agreement with the Federal and State Public Prosecutors Offices and affected families to provide temporary assistance to the families and set technical measures required to re-establish factor of safety standards. Such agreement was extended in February 2020 and negotiations regarding compensation are expected for 2021.
Both the Andrade and Serra Azul mines are located in the Iron Quadrangle (Quadrilátero Ferrífero), a widely-explored and mined region. The mineralization occurs as Itabirites, banded hematite-silica rocks, with varying weathering degrees. While the Serra Azul ore reserve estimates are constituted of rich friable Itabirites requiring some beneficiation, the Andrade ore reserve estimates are dominated by directly shippable hematite ore. From early 2020, Andrade was able to concentrate Itabirite and hematite fines as described above.
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
The ore is excavated at the open pit Buvac of the Omarska mine and processed in the processing plant. The processing plant involves crushing, screening, gravity separation, magnetic separation and filtration. The plant is close to the mine site and crude ore is transported to the plant through a conveyor. Power is supplied from the national grid through a local power distribution company. The mine is in close proximity to public roads and a state railway, which is used for transporting the final product to the customer. Additionally, ArcelorMittal Prijedor operates a limestone quarry, from which the output is used for filling of the roads in the mine, as well as product for external customers.
The Omarska deposit was originally comprised out of three ore bodies: Jezero, Buvac and a small ore body known as Mamuze. Ore reserves from Jezero and Mamuze have already been fully excavated. Since 2011, only the Buvac pit is in operation. It is formed within a carboniferous clastic and carbonate sediments. The genesis of this deposit is attributed to hydrothermal replacement and syn-sedimentary processes. The ore body is mainly composed of limonite-goethite mineralization, which was formed during weathering and oxidization of the primary siderite bodies.
In 2020, ArcelorMittal Prijedor produced and dispatched 1.4 million tonnes of final product, iron ore concentrate. The mine supplies iron ore concentrate to ArcelorMittal's steel plant, ArcelorMittal Zenica, based approximately 250 kilometers from Prijedor in central Bosnia.
ArcelorMittal Kryvyi Rih
ArcelorMittal Kryvyi Rih ("AMKR") holds mineral rights over 1,383 hectares to support its operations located roughly within the borders of the city of Kryvyi Rih, 150 kilometers southwest of Dnipro, Ukraine. AMKR's operations control all of the mineral rights and surface rights needed to mine and process its estimated 2020 iron ore reserves. AMKR operates a concentrating facility, along with two open pit sites and one underground iron ore mine. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin.

88	Management report
Access to the mines is via public roads, which are connected by a paved highway to Dnipro. The area is well served by rail. ArcelorMittal Kryvyi Rih receives electrical power from the Kryvyi Rih thermal power plants, Zelenodolsk thermal power plants looped into common Dniproenergo system with hydro power plants of Dnepr cascade. AMKR's iron ore material base is represented by ferruginous quartzite of Novokryvorizke and Valyavkinske deposits being mined through two open pits: #2-bis and #3 and a high-grade iron ore of Kirova deposit which is processed into lump and sinter ore. In 2020, actual production was at the level of 10.7 million tonnes of concentrate and 0.6 million tonnes of sinter feed. Operations began at the Kryvyi Rih open cast in 1959 and at the Kryvyi Rih underground mine in 1933. ArcelorMittal acquired the operations in 2005.
The expiration of the agreements on the subsoil use conditions and the subsoil use permits range from 2021 for underground mine to 2038 for open pits, while the expiration of the land lease agreements ranges from 2060 to 2061.
The iron ore extracted from the Kryvyi Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the concentrator. The concentrator production process includes crushing, grinding, classification, magnetic separation and filtering. The iron ore extracted from the Kryvyi Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryvyi Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2020 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.
Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)
ArcelorMittal Temirtau has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. Transport of concentrate from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2020 iron ore reserves.
Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 1.0 million tonnes of concentrate in 2020. The mine was initially commissioned in 1969 and was acquired by ArcelorMittal in 2000. The existing subsoil agreement was extended in September 2020 for 25 years. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygogoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Promsnab Astana LLP.
Kentobe is an open pit operation, initially started in 1983 and acquired by ArcelorMittal in 2002, located about 300 kilometers southeast of Temirtau, with production of 0.3 million tonnes of concentrate in 2020. Clearance for extension of the existing subsoil agreement until the end of 2026 was given by Kazakhstan Ministry of innovation and development and the addendum was signed on November 23, 2017. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes all the 2020 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.
Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 1.3 million tonnes of lump and fines in 2020. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. The mining lease was obtained in 2003. The existing subsoil agreement expires at the end of 2026. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary hematite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the ABB Energo LLP.
Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.6 million tonnes of concentrate in 2020. Mining of the deposit commenced in 1996 and it was subsequently acquired by ArcelorMittal in 2004. The existing subsoil agreement expires at the end of 2029. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both martitic oxidized ore and primary magnetite ore. Ore processing is performed by crushing and dry magnetic separation. At the Atansore

Management report	89
operations, electric power is provided from the Kokshetauenergo center LLP.
ArcelorMittal Liberia
ArcelorMittal Liberia Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has been mining ‘direct shipping ore, or DSO’ from the Mt. Tokadeh and Mt. Gangra deposits in northern Nimba, Liberia since June 2011. AML signed a Mineral Development Agreement (“MDA”) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The mining operations are located approximately 300 kilometers northeast of Monrovia, Liberia. Three deposits within the MDA are grouped under the name “Western Range Project”, which includes the Mt. Tokadeh, Mt. Gangra and Mt Yuelliton deposits, covering 51,651.5 hectares. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use, operate and maintain the Buchanan to Yekepa railroad and the Buchanan port. A phased approach has been taken to establish the final project configuration. Currently, only high grade ore reserves of oxidized iron ore (DSO) are mined. This ore only requires crushing and screening to make it suitable for export. The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2020 was at 5.1 million tonnes, focused on the Atlantic markets. The power for the current Liberia DSO operations was previously obtained from on-site diesel based power generation. In 2019, the Company completed construction of a powerline in order to switch to a cleaner grid supply (mix of hydropower and gas). From early 2019, the mine commenced partial reliance on the grid power supply but continues to use partial diesel gensets to prevent disruption to production.
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
In 2013, AML had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force majeure declaration by the onsite contracting companies. AML has now completed the revised detailed feasibility study (which was updated in 2019 to apply best available technology and replace wet with dry stack tailings treatment) for building a 15 million tonne concentrator (Phase 2), with aligned mine, concentrate, rail and port capacity. The plan is now to recommence the project in 2021, with first concentrate expected in the fourth quarter of 2023. The capital expenditures required to conclude the project are expected to total approximately $0.8 billion as the project is effectively a brownfield opportunity given that 85% of the procurement has already been done (with the equipment on site) and 60% of the civil construction complete.
AMNS India
AMNS India operates the Thakurani Iron Ore mine in the Odisha state of India. AMNS India holds surface mineral rights over 228 hectares to support its Thakurani operations, located 320km to the north of the Odisha capital Bhubaneswar and 4km east of the town of Barbil.
The operation and mining rights to the Thakurani operations were obtained by AMNS India in February 2020 through the Indian Government Mining Block auction scheme. The Thakurani open pit mine has been operated since 1961 and has both mature mining pits and undeveloped resource areas. AMNS India commenced mining operations in mid-2020, producing 1.6 million tonnes of DSO product in 2020, following the demobilization of the previous claim holder, Kaypee Enterprises. At the commencement of mining, AMNS India has a permit in place for 5.5 million tonnes per year of ore production for internal consumption only, and the ramp-up to capacity of 5 million tonnes per year is expected to be completed by the end of the first quarter of 2021. The mining lease deed was executed on June 27, 2020 for a period of 50 years to June 26, 2070. Until June 27, 2021 all production from the mine must be consumed by specified AMNS India end use plants, after which up to 25% of production may be sold to a third party. A submission approved by the Indian Bureau of Mines in late 2020, will increase the permitted production rate to 7.99 million tonnes per year from 2023.
Ore from the Thakurani operation is crushed and screened on site before being transported by road to the Dabuna beneficiation plant located approximately 40km to the south. Beneficiated material is then transported by slurry pipeline to the

90	Management report
pelletizing plant at Paradip, located on the coast. Power requirements for the site infrastructure at Thakurani, including crushing and screening units, workshop and site offices is supplied by a combination of 11kV electricity grid power and diesel generators.
The Thakurani operations lie in the south eastern part of the Singhbhum-Keonjhar-Bonai iron ore belt, a narrow NNE-SSW directional trending folded syncline that runs through northern Odisha, India and southern Jharkhand, India. The Precambrian horseshoe shaped belt is a well known iron ore province hosting many iron ore deposits. The enriched sequence is a traditional Banded Iron Formation that has been subject to significant weathering that has enriched the iron ore deposits. Ore is generally of the friable hematite type however more competent hematite ores and friable goethite ores are also present.
Coal
ArcelorMittal Princeton
The ArcelorMittal Princeton (“AMP”) properties are located in McDowell County, West Virginia and Tazewell County, Virginia, approximately 30 miles west of the city of Princeton, West Virginia, where AMP’s corporate office is located. The mining operations of AMP were sold to Cleveland-Cliffs on December 9, 2020 as referenced above. AMP was created in 2008 when the Mid-Vol Coal Group and the Concept Mining Group were integrated. The properties are located in the Pocahontas Coalfields of the Central Appalachian Coal Basin. The Carboniferous age coal deposits are situated in the Pottsville Group, New River and Pocahontas Formations. The rock strata, including the coal deposits, are sedimentary rocks formed by alluvial, fluvial and deltaic sediments deposited in a shallow, subsiding basin. The most common rock types are various types of sandstone and shale, with the coal deposits typically in multiple seams in relatively thin coal beds, one to five feet thick. The property has a long history of coal mining, mostly by predecessors in title to AMP. Significant underground mining of some of the deeper coal seams on the properties have occurred, notably the Pocahontas seams nos. 3 and 4, along with the no. 11 seam. In addition, a substantial amount of the thicker coal outcrops has been contour mined previously, providing access for highwall mining and on-bench storage of excess spoil from future surface mining. The properties consist of two operating areas: the Low Vol operations to the north and the Mid Vol operations to the south. 138kV high-voltage power lines deliver power to the company’s new 138/13kV substation where transformers reduce voltage for specific equipment requirements.
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
There were three active leases across the AMP operations which cover approximately 50% of the annual production. One of these expires in 2025 and could be renewed at the sole option of ArcelorMittal. The other two expire in 2027 and can continue to be extended until all merchantable coal is mined, subject to an amendment agreement being executed. The remaining 50% of the annual production is covered by land that is owned by Imperial Resources (an AMP entity).
The combined production of the mines in 2020 was 1.4 million tonnes of washed and direct shippable coal.
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
The mines are located in an area with well-developed infrastructure around the regional center of Karaganda city. Within a distance of 10 to 60 kilometers are the following satellite towns: Shakhtinsk, Saran and Abay, as well as Shakhan and Aktas. All mines are connected to the main railway, and coal is transported by railway to the coal wash plants and power stations. Electric power is supplied to the Karaganda coal mines, via the ArcelorMittal Temirtau Steel division, by

Management report	91
commercial electricity suppliers TOO KaragandaEnergoSbyt and TOO AV-Energo. ArcelorMittal owns and operates significant electricity infrastructure for power distribution across its properties.
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
The subsoil use contract and license (all coal mines in Temirtau) will be valid until January 21, 2022. The process of renewal is in progress and due for completion in late 2021. Total area under mineral rights is 28,638 hectares after a small portion of land was returned to the State.
The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal concentrate is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China. In 2020, the Karaganda Coal Mines produced 3.6 million tonnes of metallurgical coal concentrate and approximately 2.4 million tonnes was consumed by the Temirtau steel operations.

Investments in joint ventures

Unit	Country	Locations	Capacity in 2020 (in million tonnes per year) [1]	Type of plant	Products
AMNS India	India	Hazira, Gujarat	9 [1]	Integrated	Flat
AMNS Calvert	United States	Calvert	5.3 [2]	Steel processing	Steel finishing
VAMA	China	Loudi, Hunan	1.5 [3]	Steel processing	Automotive steel finishing
1.Crude steel capacity
2.Flat-rolled carbon steel products production capacity
3.Cold rolled coils, aluminum coils, hot-dip galvanized coils production capacity.
AMNS India
On December 11, 2019, following the unconditional approval received by the Indian Supreme Court of ArcelorMittal's Resolution Plan for Essar Steel India Limited ("ESIL" subsequently renamed AMNS India) on November 15, 2019, ArcelorMittal and NSC, Japan’s largest steel producer and the third largest steel producer in the world, created a joint venture to own and operate AMNS India with ArcelorMittal holding a 60% interest and NSC holding 40% in accordance with the second amended joint venture formation agreement signed as of December 8, 2019.
AMNS India is an integrated flat steel producer, and the largest steel company in western India. AMNS India’s main steel manufacturing facility is located at Hazira, Gujarat in western India. It also has:

92	Management report
–two iron ore beneficiation plants close to the mines in Kirandul and Dabuna, with slurry pipelines that then transport the beneficiated iron ore slurry to the pellet plants in the Kirandul-Vizag and Dabuna-Paradeep systems;
–a downstream facility in Pune (including a pickling line, a cold rolling mill, a galvanizing mill, a color coating mill and a batch annealing plant); and
–seven service centers in the industrial clusters of Hazira, Bhuj, Indore, Bahadurgarh, Chennai, Kolkata and Pune. It has a complete range of flat rolled steel products, including value added products, and significant iron ore pellet capacity with two main pellet plant systems in Kirandul-Vizag and Dabuna-Paradeep, which have the potential for expansion. Its facilities are located close to ports with deep draft for movement of raw materials and finished goods.
In terms of iron ore pellet capacity, the Kirandul-Vizag system has 8 million tonnes of annual pellet capacity; and the Dabuna-Paradeep system has 6 million tonnes of annual pellet capacity, which is in the process of being expanded to a new capacity level of 12 million tonnes (with the completion expected by the end of the first quarter of 2021). This expansion would bring pellet capacity above AMNS India’s own requirements and provide the opportunity to improve operating income by fully utilizing such pellet capacity. AMNS India has also made acquisitions of certain ancillary assets including, in February 2020, the acquisition of the Thakurani iron ore block (which is expected to operate at full capacity by the end of the first quarter of 2021) and, in July 2020, the acquisition of the Odisha Slurry Pipeline infrastructure Limited for a net acquisition price of $245 million, which secures an important infrastructure asset for raw material supply to the Hazira steel plant. AMNS India also intends to debottleneck the existing operations (steel shop and rolling parts) to increase production to 8.6 million tonnes of rolled products. Over the next 5 years, the production capacity at the Hazira facility is planned to increase further from 8.6 million tonnes to 14 million tonnes of rolled products following the construction of coke oven, sinter plant, blast furnace, basic oxygen furnace and hot strip mill. Finally, AMNS India is evaluating downstream auto product expansion at the Hazira site to improve its product portfolio and serve the growing automotive demand in India.
On March 4, 2021, AMNS India and the Odisha government signed a memorandum of understanding for setting up a 12 million tonne integrated steel plant in Kendrapara district of Odisha with an investment of INR 50,000 Crore, subject to several pre-conditions, including making provisions for land and iron ore mines.
In the context of the creation of the joint venture, the Company has also transferred certain payments it had been required to make in 2018 and 2019 to the financial creditors of Uttam Galva in order that the Resolution Plan would be eligible for consideration by ESIL's Committee of Creditors. The joint venture partners continue to assess various options to secure the availability of additional ancillary assets, such as port facilities.
The Resolution Plan includes a capital expenditure plan of approximately $2.6 billion to be implemented in two stages over six years. The first stage involves investments to increase the production of finished steel goods sustainably to 6.5 million tonnes per annum and includes completion of ongoing capital expenditure projects with respect to a coke oven, second sinter plant, third line CSP caster, Paradeep pellet plant and Dabuna beneficiation plant. The first stage will also include investment in maintenance to restore current assets, the implementation of an environmental management plan and the implementation of ArcelorMittal’s best practices on raw material sourcing, plant operations, sales and product mix (in particular through greater sophistication of the quality and markets of the steel produced with a focus on developing sales to the automotive industry), people management and health & safety. The second stage will involve investments to increase the production of finished steel goods from 6.5 million tonnes per annum to 8.5 million tonnes per annum by the end of 2024, including asset reconfiguration and the addition of a coke oven, blast furnace and basic oven furnace.
Calvert
AMNS Calvert ("Calvert"), a joint venture between the Company and NSC, is a steel processing plant in Calvert, Alabama, United States. It's 2,500 acre property layout allows for optimal product flow and room to expand. It has a HSM with 5.3 million tonnes capacity, pickling and cold rolling facilities with 3.6 million tonnes capacity and finishing facilities with a total capacity of 2.1 million tonnes. Calvert had a 6-year agreement to purchase 2 million tonnes of slabs annually from ThyssenKrupp Steel USA ("TK CSA"), an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA had an option to extend the agreement for an additional 3 years on terms that are more favorable to the joint venture, as compared with the initial 6-year period. In December 2017 and in connection with the acquisition of TK CSA by Ternium S.A., the agreement was amended to (i) extend the term of the agreement to December 31, 2020, (ii) make a corresponding reduction in the annual slab purchase obligation so that the aggregate slab purchase obligation over the full term of the agreement remained the same and (iii) eliminate TK CSA’s extension option. The remaining slabs for Calvert's operations are sourced from ArcelorMittal plants in Brazil and Mexico and from ArcelorMittal USA, which following the divestment to Cleveland-Cliffs, entered on December 9, 2020 into a new five year agreement with Calvert (with an automatic three year

Management report	93
extension unless either party provides notice of intent to terminate) for 1.5 million tonnes annually for the initial term and 0.55 million tonnes annually under the extension and which, in each case, can be reduced with a six month notice. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center and appliance/ HVAC industries.
Calvert plans to invest $775 million for an on-site steelmaking facility through a 1.5 million tonne capacity EAF (produce slabs for the existing operations, replacing part of the purchased slabs). The environmental permitting has been submitted, equipment manufacturer selection is ongoing and pre-construction activities are underway. Construction is expected to commence in 2021 and the facility is expected to start in the first half of 2023. The plan includes an option to add further capacity at lower capital expenditure intensity.
VAMA
Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan Valin which produces steel (1.5 million tonne capacity) for high-end applications in the automotive industry. VAMA supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks. It is well positioned to take advantage of the growing electric vehicle market and has plans to increase capacity by 40% in the next two years to 2 million tonnes with self-funded expansion capital expenditures expected to be $160 million.

94	Management report
Capital expenditures
The Company’s capital expenditures were $2.4 billion, $3.6 billion and $3.3 billion for the years ended December 31, 2020, 2019 and 2018, respectively. The Company responded to the COVID-19 impact with actions taken to reduce production and adapt its costs to the operating environment. All non-essential capital expenditures were suspended, while the Mexico hot strip mill project, the agreed Italian projects and certain projects to reduce CO2 emissions continued, and maintenance capital expenditures were intended to match reduced operating rates. The following tables summarize the Company’s principal investment projects involving significant capital expenditures completed in 2020 and those that are currently ongoing. In 2021, capital expenditures are expected to be approximately $2.8 billion. ArcelorMittal expects to fund these capital expenditures primarily through internal sources. See “Operating and financial review—Liquidity and capital resources—Sources and uses of cash—Net cash used in investing activities” and note 3.1 to the consolidated financial statements for further information, including capital expenditures by segment.
Completed projects in the past year

Region	Site	Project	Capacity / particulars	Actual completion	Note #
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 145 thousand tonnes over ingot route through yield increase	Q1 2020

Ongoing Projects*
Region	Site	Project	Capacity / particulars	Forecast completion	Note #
NAFTA	Mexico	New Hot Strip Mill	Production capacity of 2.5 million tonnes per year	2021	a
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables.	2021	b
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160 thousand tonnes per year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	H2 2022	c
Brazil	ArcelorMittal Vega do Sul	Expansion project	Increase hot dipped/cold rolled coil capacity and construction of a new 700 thousand tonne continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	Q4 2023	d
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15 million tonnes per year	Q4 2023	e
Brazil	Juiz de Fora	Melt shop expansion	Increase in melt shop capacity by 0.2 million tonnes/year	On hold	f
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2 million tonnes/year;	On hold	f
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
a.On September 28, 2017, ArcelorMittal announced a major $1 billion, investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce approximately 2.5 million tonnes of flat rolled steel, long steel approximately 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late in the fourth quarter of 2017 and is expected to be completed at the end of 2021 (with capital expenditures of approximately $0.2 billion in 2021).
b.Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2021.
c.Investment of approximately $0.1 billion to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160 thousand tonnes per year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for the second half of 2022.

Management report	95
d.In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The approximately $0.35 billion investment program to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add an approximately 100 thousand tonnes organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through AHSS products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed the fourth quarter of 2023.
e.ArcelorMittal Liberia has been operating a 5 million tonnes direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. ArcelorMittal Liberia has now completed the revised detailed feasibility study (which was updated in 2019 to apply best available technology and replace wet with dry stack tailings treatment) for the modular build of a 15 million tonne concentrator (Phase 2), with aligned mine, concentrator, rail and port capacity. The plan is now to recommence the project in 2021, with first concentrate expected in the fourth quarter of 2023. The capital expenditures required to conclude the project are estimated at approximately $0.8 billion as the project is effectively a brownfield opportunity given that 85% of the procurement has already been done (with the equipment on site) and 60% of the civil construction complete.
f.Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

In addition, in 2020 the Company approved 32 multi-year projects with identified environmental benefits and involving capital expenditures of $396 million and 20 multi-year projects with the identified energy benefits and involving capital expenditures of $248 million. See also further information on key environmental projects in "—Sustainable development".
ArcelorMittal's joint ventures have also announced significant capital expenditure projects. See "Property, plant and equipment—Investments in joint ventures".
Updates on previously announced investment projects
In addition to the significant investment projects presented in the above table, the Company had previously announced several large investment projects. The status of certain of such projects as of the date of this annual report is described below. While the Company continues to study certain of its key previously announced investment projects summarized below, no assurance can be given that they will proceed.
India greenfield projects. The Company explored investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisaged the construction of a six million tonnes steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company completed all the necessary formalities for acquiring the land by signing and executing a lease cum sale agreement for 2643.25 acres of land on December 26, 2018 and the project is currently under review.
Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of the Mary River mine project, with Nunavut Iron Ore Inc. (“NIO”), an affiliate of The Energy and Minerals Group (“EMG”), owning the remaining 30%. This project consists of an open pit high-grade iron ore mine located in the Mary River area of Baffin Island, Nunavut (Canada). In February 2013, ArcelorMittal and
NIO entered into a joint arrangement and equalized their shareholdings at 50/50. The project began commercial production in 2016. Subsequently, following equity funding commitments and conversion of preferred shares into equity, both exercised by NIO only, ArcelorMittal’s share over time decreased to 25.70% as of December 31, 2019 and 25.23% as of December 31, 2020. In September 2020, the corporate structure was reorganized whereby NIO became the parent company of Baffinland, while ArcelorMittal together with EMG became shareholders of NIO with ArcelorMittal’s share in NIO. Following this reorganization, ArcelorMittal retained its participation in the project, holding a 25.23% share in NIO.
Baffinland has also approved Phase 3 of the project, which involves the construction of a railway, to replace the existing truck-haul operation for transport of iron ore from Mary River to Milne Inlet, as well as expansion of mining, crushing and screening operations and port ship loading capacity. Approximately $1,385 million of capital expenditures were budgeted for Phase 3, to be funded with operating cash flows, additional equity and new debt. By mid-2020, NIO completed its exclusive equity funding commitment of $575 million towards Phase 3. Subject to certain conditions, ArcelorMittal has an option to provide up to $85 million of equity funding, which expires on March 31, 2023 (as agreed as part of the reorganization described above).
Between August 2016 and June 2018, ArcelorMittal and EMG shared operator rights for Baffinland’s operations. Since July 2018 the project has been operated by EMG. ArcelorMittal’s marketing rights expired at the end of 2019. For the duration of 2020, ArcelorMittal provided transitional marketing services to Baffinland.

96	Management report
Reserves (iron ore and coal)
Introduction
ArcelorMittal has both iron ore and metallurgical coal reserves. The Company’s iron ore mining operations are located in Canada, Mexico, Brazil, Liberia, India (via a joint venture), Bosnia, Ukraine and Kazakhstan. The Company’s metallurgical coal mining operations are located in Kazakhstan. The iron ore and coal mining operations in the United States were sold on December 9, 2020, see "Introduction–Key transactions and events in 2020" for further information.
The estimates of proven and probable mineral reserves at the Company’s mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists, with the exception of the Las Truchas and San Jose mines in 2019 and 2020 (consolidated as Mexico, excluding Peña Colorada in the tables below) where the mineral reserve estimates were prepared by Gustavson Associates, the Thakurani Iron Ore Mine in 2020 (consolidated as India in the tables below) where the mineral reserve estimate was prepared by BMRC Geomining Solutions LLP, and Ukraine open pit (ArcelorMittal Kryvyi Rih Open Pit), where 2019 mineral reserve estimates considering full life of mine design were prepared by KAI Ltd. All mineral reserve estimates as of December 31, 2019 and 2020 were prepared in compliance with the requirements of SEC Industry Guide 7.
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
•Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
•Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
•Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis, considering the entire value chain. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. The Company’s reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Introduction—Risk factors—Risks related to ArcelorMittal’s Mining Activities—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.
Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants and mineral reserves are reviewed on a rotating basis. In 2019, SRK Consulting (UK) Limited conducted the independent audit of the mineral reserve estimates for ArcelorMittal Kazakhstan's iron ore open pit and underground operations confirming the accuracy of the 2018 iron ore estimates. SRK Consulting (UK) Limited also conducted the review of the life of mine plan that was used as a basis for the 2019 and 2020 coal mineral reserves estimates for ArcelorMittal Kazakhstan's Karaganda coal operations. Recommendations made by SRK Consulting (UK) Limited in relation to the mineral reserves estimate for 2019 are being implemented by ArcelorMittal, and confirmation of reserves will be completed in 2021 following implementation of recommendations. Furthermore, in 2019, the mineral reserve estimates for ArcelorMittal Ukraine's open pit (ArcelorMittal Kryvyi Rih Open

Management report	97
Pit), considering full life of mine design, were prepared by KAI with support from ArcelorMittal's local team. These estimates were independently reviewed by SRK Consulting (Canada) Inc. in 2019 and improvement actions were proposed. The improvement actions have been progressively implemented during 2020, with the support of SRK Consulting (Canada) Inc. Following recommendations made in 2018 regarding the Fire Lake and Mont Wright deposits in Canada, in 2019 SRK Consulting (Canada) Inc. conducted pit optimization and strategic mine planning, designed ultimate pits and phases, and assisted in developing a long-term production schedule with up to date technical and economical parameters with respect to AMMC's 2019 iron ore mineral reserve estimates. A second independent consultant BBA Inc. conducted a review of the overall work performed by SRK Consulting (Canada) Inc., completed further detailed design work and confirmed increased iron ore mineral reserves for Canada in 2019, which were used as a base for 2020 iron ore mineral reserve estimates.
ArcelorMittal owns less than 100% of certain mining operations; mineral reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of mineral reserves of each mine. Please see the table below for ArcelorMittal’s ownership interest in each mine. All of the reserves presented are estimates at December 31, 2020 (unless otherwise stated).
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
The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2020. The average iron ore spot reference price for the last three years (2018-2020) was $90.81 per tonne (delivered to China, Qingdao 62% Fe US $ per tonne, Metal Bulletin). For the same period, the average coal spot reference price was $168.86 per tonne (Premium HCC FOB Aus, Metal Bulletin). The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs. The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations. Such sustainability in turn depends on expected future operating and capital costs. The reserve base can vary from year to year due to the revision of mine plans in response to market and operational conditions, in particular market price. See “Introduction—Risk factors—Risks related to ArcelorMittal’s Mining Activities—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.
Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.
Iron ore reserve estimates
The tables below detail ArcelorMittal’s estimated iron ore reserves as of December 31, 2020. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  At ArcelorMittal mining operations, proven iron ore reserve estimates are typically based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

98	Management report

	As of December 31, 2020						As of December 31, 2019
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1
Canada	2,118	29.3	190	29.0	2,308	29.3	2,405	29.5
Minorca - USA[2]	—	—	—	—	—	—	130	23.7
Hibbing - USA[2]	—	—	—	—	—	—	131	19.8
Mexico (Excluding Peña Colorada)	11	37.7	109	31.0	120	31.6	116	31.2
Peña Colorada - Mexico	104	22.4	150	21.2	254	21.7	201	21.5
Brazil	50	55.2	40	49.4	90	52.6	93	52.8
Liberia	7	52.1	468	47.7	475	47.7	480	47.9
India[3,4]	—	—	85	61.1	85	61.1	—	—
Bosnia	5	48.9	5	45.7	10	47.3	12	47.0
Ukraine Open Pit	75	33.2	508	34.5	583	34.3	609	34.4
Ukraine Underground	8	54.4	19	54.4	27	54.4	27	54.4
Kazakhstan Open Pit	1	37.0	117	39.3	118	39.2	122	39.3
Kazakhstan Underground	1	41.6	19	45.4	20	45.2	22	45.2
Total					4,089	33.5	4,348	32.4
1.% Fe represents total Fe content for all sites except Pena Colorada - Mexico where it represents magnetic Fe content only
2.The mining operations in the United States were sold on December 9, 2020, see "Introduction—Key transactions and events in 2020".
3.During 2020, the Company's joint venture AMNS India began operating the mine presented under India (no data available for 2019). See note 2.4.1 to the consolidated financial statements
4.Production from the Thakurani mine presented under India is permitted for internal consumption only. Until June 27 2021 all production from the mine must be consumed by specified AMNS India end use plant, after which up to 25% of production may be sold to a third party
Supplemental information on iron ore operations
The table below provides supplemental information on the producing mines.

Operations/Projects	% Ownership	In Operation Since	2020 Run of Mine Production (Million Tonnes)[3]	2020 Saleable Production (Million Tonnes)[1,3]	Estimated Mine Life (Years)[2]
Canada	85	1976	67.0	23.2	32
Minorca - USA	Sold	1977	8.1	2.7	NA
Hibbing - USA	Sold	1976	19.7	5.0	NA
Mexico (Excluding Peña Colorada)	100	1976	7.4	2.8	16
Peña Colorada - Mexico	50	1974	11.4	3.8	18
Brazil	100	1944	4.5	3.2	42
Liberia	85	2011	5.3	5.1	24
India	60	1961	1.8	1.6	11
Bosnia	51	2008	1.9	1.4	7
Ukraine Open Pit	95	1959	24.9	10.7	25
Ukraine Underground	95	1933	0.6	0.6	31
Kazakhstan Open Pit	100	1976	3.3	2.0	44
Kazakhstan Underground	100	1956	1.8	1.3	9
1.Saleable production is constituted of a mix of direct shipping ore, concentrate, pellet feed and pellet products which have an iron content of approximately 64% to 66%. Exceptions in 2020 included the shipping of ore produced in Bosnia, Ukraine Underground and the Kazakhstan mines which have an iron content ranging between approximately 50% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The direct shipping ore produced from Liberia had an average iron content of approximately 62% in 2020 while the sinter fines produced for external customers in Brazil from the Serra Azul operations averaged approximately 63% and the lumps averaged 54%.
2.The estimated mine life reported in this table corresponds to the duration of the production schedule of each operation based on the 2020 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2020 production. ArcelorMittal believes that the life of these operations will be maintained as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these iron ore reserve estimates.
3.Represents 100% of production.
Changes in iron ore mineral reserve estimates: 2020 versus 2019
The Company’s iron ore mineral reserve estimates had a net decrease of 259 million metric tonnes of Run of Mine and a 1.1% increase in iron ore content between December 31, 2019 and 2020. This decrease in reserves includes a reduction of 261 million metric tonnes

Management report	99
of Run of Mine due to the sale of Minorca and Hibbing and a net 97 million metric tonnes of Run of Mine reduction in Canada due to production of 67 million tonnes and a decrease in reserves by 30 million tonnes attributed to updated resource modelling and estimation being incorporated into the life of mine plan. These decreases were partially offset by an increase of 53 million tonnes for Pena Colorada and 4 million tonnes for Mexico (excl. Pena Colorada), both due to new interpretations and life of mine design, and an increase of 84.5 million tonnes from the inclusion of the Thakurani mine in India.
Metallurgical Coal Reserve Estimates
The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2020. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

	As of December 31, 2020									As of December 31, 2019
	Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes
Princeton - USA	—	—	—	—	—	—	—	—	—	90	52
Karaganda - Kazakhstan	11	4	90	54	101	58	37	0.7	29	110	50
Total					101	58	37	0.7	29	200	102
Note: Ash (%), Sulfur (%) and Volatile (%) for Karaganda - Kazakhstan are Run of Mine coal qualities. See also note 2 to the iron ore reserve estimates..
The table below provides supplemental information on the producing mines.

Operations/Projects	% Ownership	In Operation Since	2020 Run of Mine Production (Million Tonnes)	2020 Wet Recoverable production (Million Tonnes)	Estimated Mine Life (Years)[1]
Princeton - USA	Sold	1995	2.8	1.4	NA
Karaganda - Kazakhstan	100	1934	9.5	3.6	10
1.The estimated mine life reported in this table corresponds to the duration of the production schedule of each operation based on the 2020 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2020 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these estimated coal reserves.
Changes in Metallurgical Coal Reserve Estimates: 2020 versus 2019
The Company’s metallurgical coal reserve estimates had a net decrease of 99 million tonnes of Run of Mine coal between December 31, 2019 and 2020. This decrease includes the sale of the mining assets of ArcelorMittal USA, accounting for 90 million tonnes of the total variance. The additional 9 million tonnes decrease was attributable to mining depletion at the Karaganda coal operations in Kazakhstan. The reporting of recoverable coal reserves from Kazakhstan excludes the recoverable coal which in theory could be used for metallurgical applications, but which in practice is sold and used as thermal coal by ArcelorMittal at its steel plant facilities.

100	Management report
Operating and financial review
Economic conditions
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 after several strong years, which was a result of the global economic crisis. Similarly, the current COVID-19 pandemic caused a sudden and sharp decline in economic activity and steel consumption globally and particularly in the Company's core developed markets.
The COVID-19 pandemic had a significant impact on ArcelorMittal’s results in 2020. In the European Union (“EU”), the impact of widespread national lockdowns during March, April and into May had a significant negative effect on output across the major steel consuming industries. Manufacturing declined sharply, with almost all automotive plants closed during the early part of the lockdown with production down over 60% year-on-year during the second quarter. Industrial activity recovered sharply from April lows, and steel demand also recovered strongly through the second half of 2020, with consumption estimated to have declined by just over 10% year-on-year in 2020. While demand did not fall as low as seen in 2009 as inventory levels were much leaner than prior to the global financial crisis, demand declined to levels not seen since the Eurozone debt crisis in 2012, with a significant impact on profitability in 2020 from the Company’s largest market. Underlying steel demand in the United States was similarly impacted by the fall-out from the COVID-19 pandemic, with manufacturing output down over 15% year-on-year in the second quarter of 2020, especially light vehicle (-61% year-on-year) and machinery output (-19%). While construction was less affected, remaining close to 2019 levels, energy markets remained subdued and overall steel consumption is estimated to have declined by 18% in 2020, negatively impacting the Company’s deliveries and profitability.
The sharp global recession in 2020 significantly reduced global demand for steel but the impact on demand was not prolonged, with output in developed markets rebounding strongly during the second half of 2020. Indeed, output of key steel consuming sectors in the U.S. were almost back to pre-pandemic levels by December (e.g., machinery down around 2% from January/February 2020 levels). While the risk of continued restrictions on physical interaction through the first and into the second quarter of 2021 is significant, due to the current high level of COVID-19 infections, the Company still believes that these will predominantly impact services while manufacturing and construction should remain relatively unscathed. Risks remain higher in developing markets, where cases and fatalities are still growing overall and are less likely to have systems to manage any surge in cases and to vaccinate a significant proportion of the population quickly through 2021. The Company’s sales and profitability have been significantly affected in its developing markets by the global nature of this pandemic. However, although cases appear to still be on an upward trajectory, underlying steel demand has in many markets rebounded strongly through the second half of 2020 to be above pre-pandemic levels in many cases (e.g. Brazil and Turkey).
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. Despite the pandemic impacting China significantly in February and March 2020, increased government use of special local and sovereign bonds to fund increased investment, mainly infrastructure projects, supported a robust recovery in steel consumption. Manufacturing output also rebounded strongly and was back to trend growth early into the second half of 2020. Indeed, Chinese steel demand surprised on the upside in 2020 overall, growing around 9% year-on-year, supported by policy that mandates an increase in the steel intensity of construction. While demand is likely to grow further in 2021, it is eventually expected to decline as infrastructure spending has been front-loaded and real estate demand structurally weakens due to lower levels of rural-urban migration. If this does not coincide with renewed capacity closures, this is expected to have a negative impact on steel prices and spreads. See “Risk Factors—Risks related to the global economy and mining and steel industry—Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal”.
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is an increase in trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sales prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input

Management report	101
costs. However, longer-term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced in recent years by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2015 and 2019 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example throughout 2019 as well as the fourth quarters of 2015, 2016 and 2018. In early 2020, steel spreads improved from the weak levels during the second half of 2019 but the negative impact of the pandemic on steel demand in the second quarter of 2020 led to lower spreads as steel prices declined, while raw material costs, especially iron ore, remained broadly stable underpinned by the strong rebound in Chinese demand. In the fourth quarter of 2020, global steel prices surged toward historical highs in many markets, due in part to increased demand and a slower increase in supply, resulting in increased steel spreads and higher profitability. If, however demand wanes, and steel capacity continues to increase, steel prices would likely decline. Raw material and steel price changes in 2018, 2019 and 2020 are described below.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. The disaster at Vale’s Brumadinho dam at the end of January 2019, coupled with strong steel production in China during the first half of 2019, pushed the price up to highs above $120 per tonne ("/t") in July 2019. Vale brought back 35 million tonnes of supply by the end of 2019, allowing the price to decline to an average of $92/t in December 2019 as supply better matched levels of demand. Despite the significant hit to Chinese downstream steel consumption in February and March 2020, iron ore prices fell only mildly to average $87/t in February and remained relatively stable through March and April. However, the strong recovery of Chinese steel consumption, and the beginnings of a rebound in demand in developed markets, coupled with some supply issues saw prices rebound to over $100/t by June. As world ex-China demand and production rebounded during the second half of 2020, alongside continued strong steel production in China, iron ore prices continued to climb, rising to an average of $134/t in the fourth quarter of 2020 and ending 2020 at over $160/t and increasing the profitability of ArcelorMittal’s mining operations. A significant decrease in iron ore prices as further supply is brought online, especially if Chinese demand weakens, would negatively impact ArcelorMittal’s revenues and profitability. See “Introduction—Risk factors—Risks related to the global economy and the mining and steel industry—Protracted low steel and iron ore prices would likely have an adverse effect on ArcelorMittal’s results of operations.”
Economic environment
The COVID-19 pandemic has caused the largest economic shock the world economy has witnessed in decades, causing a collapse in global activity. This followed weak global growth in 2019, which had only been 2.6% compared to 2018. The subdued growth in 2019 had been a consequence of rising trade barriers, elevated uncertainty surrounding trade and geopolitical issues and the impact of prior U.S. interest rate increases which had a tightening effect on financing conditions in emerging economies ("EM"s), as well as a sharp and geographically broad-based slowdown in manufacturing and global trade (due in particular to higher tariffs and prolonged uncertainty surrounding trade policy which dented investment and demand for capital goods that are heavily traded) and a contraction in the automobile industry due to distinct reasons, including lower demand and disruptions from new emission standards in Europe and China. The global economy is estimated to have contracted by 3.9% in 2020 compared to 2019, the largest decline since the global financial crisis (“GFC”) in 2008/09. While the initial impact of the pandemic on global economy during the first half of 2020

102	Management report
was much sharper than during GFC, the immediate recovery throughout the third quarter of 2020 was a lot faster, before moderating in the fourth quarter of 2020 as momentum was dampened by a resurgence of infections. Specifically, almost all major economies, including both advanced and emerging economies, are expecting a decline in GDP in 2020, with the main exception being China whose strong recovery throughout the later half of 2020 was supported by central government infrastructure spending. Globally, while both services and manufacturing sectors were initially impacted by various social restrictions implemented in order to curb the spread of the virus, manufacturing has continued to recover more strongly throughout 2020. This is particularly apparent in advanced economies, where a renewed wave of infections led to re-imposition of lockdown measures during the fourth quarter of the year, impacting services more significantly than manufacturing and construction output.
In the U.S., the number of COVID-19 cases has been persistently elevated since the outbreak of the pandemic, with approximately 20 million cases of infection and approximately 350,000 deaths attributed to the virus at the end of 2020 (over 500,000 deaths and 29 million cases currently). As a result of lockdown measures, the fall in U.S. activity in the first half of 2020 was nearly three times as large as the peak decline during the GFC, underscoring the unusual depth of the recession. Monetary policy was, however, quickly loosened to support the economy and fiscal spending far exceeded similar measures delivered during the global financial crisis, which cushioned the impact of the pandemic on household incomes and contributed to a robust rebound in economic activity. As a result, U.S. GDP in 2020 is estimated to have fallen by only 3.5% (compared to growth of 2.4% in 2019 and 2.9% in 2018, impacted by slowing investment and exports as the heightened uncertainty due to trade policy and increasing perceived risk of recession caused businesses to scale back investment). Large fiscal spending also had a positive impact on the labor market, limiting the loss of employment due to lockdown, with unemployment ending 2020 at 8.1%, a significant improvement from its April peak of 14.8%. Cases have surged since mid-September, and in response, new restrictions related to indoor gatherings and public spaces have been imposed in some states. Service sectors have been impacted the most, particularly retail sales, which declined through the fourth quarter of 2020, after recovering quickly to pre-virus levels by July. On the other hand, supported by lean inventory, industrial activity has continued to recover with manufacturing output almost recovering to pre-virus levels by the end of the year, from a level 20% below in April.
After a slowdown in growth in 2019 to 1.6% (compared to 2.0% in 2018), due to weaker external demand, including from Turkey and Asia, especially China, Brexit-related uncertainty and disruption to the automotive sector caused by emission standards, EU27 (EU excluding the UK) GDP growth is estimated to have contracted by 6.7% in 2020 due to the impacts of the first and second waves of the virus. Following the end of lockdown measures related to the first wave, activity rebounded vigorously until mid-summer, although performance varied widely among sectors. Retail sales caught up to, and even exceeded, pre-pandemic levels during the third quarter, partly reflecting pent-up demand. In contrast, the recovery in industrial production was initially slower. After a marked epidemiological improvement from May to July, COVID-19 infections flared up again across Europe in the fall, which prompted many EU countries to tighten social restrictions, with some major countries, such as Germany, France and Netherlands, re-imposing lockdown measures (often less severe than in the first wave, however). As a result, retail sales declined during the fourth quarter of 2020, while manufacturing output continued to recover to within 3% of pre-pandemic levels. Several service sectors vital to the EU economy (for example, tourism in Southern EU countries) remain depressed and are not expected to recover until effective management of the pandemic improves confidence in the safety of face-to-face interactions. Throughout 2020, despite varying across countries, the size of the fiscal support across EU has been more substantial than during the GFC. A significant focus of spending has been to preserve employment, helping EU27 unemployment to rise more slowly than in the U.S., with the unemployment rate estimated to have risen to only 7.2% in 2020 from 6.7% in 2019. In addition, from 2021 national fiscal support packages will be bolstered by grants from the European Union of €750 billion ($859 billion) to the hardest-hit member countries.
China’s economy was the first to suffer from COVID-19, experiencing a sharp contraction in January and February, with first quarter GDP declining by 6.8% year-on-year, due to lockdown measures implemented. The strength of the recovery was then robust in 2020, and China is one of the only major economies to have grown in 2020, with GDP growing 2.3% year-on-year (compared to growth of 6.2% in 2019 and 6.6% in 2018). Despite being the epicenter of the outbreak early on, by the end of 2020, unlike in the EU and U.S., new COVID-19 cases have only been reported sporadically, and the coronavirus outbreak seems largely under control in most of the country. Investment, in particular stimulus-fuelled infrastructure spending from the government, remains the main engine of growth throughout the year. Chinese exports have also supported the recovery on the back of pent-up foreign demand for masks and other COVID-19-related materials and equipment, as well as strong demand for teleworking-related goods and domestic appliances. As a result, the recovery in the services sector lagged construction and industry in 2020, with industrial output returning to pre-pandemic trend growth in July, while retail sales did not return to trend growth until the end of the year.

Management report	103
In Brazil, the economy was recovering gradually from a long recession that started in 2015 when the COVID-19 pandemic hit. Despite contracting by more than 10% year-on-year in second quarter of 2020 due to COVID-19’s impact, the recovery was strong across a wide range of sectors and GDP is estimated to contract by approximately 4.7% in 2020 (compared to growth of 1.2% in 2019 and 1.3% in 2018). The key driver of growth has been a sizable fiscal response supporting the economy (exceeding 6% of GDP), significantly larger than other countries’ spending in the Latin American region. Strong stimulus cushioned the impact of the COVID-19 pandemic in April and underpinned a strong recovery thereafter. Retail sales had recovered completely by August and rose to levels around 6% above pre-virus level by the end of 2020. Similarly, manufacturing output was above pre-pandemic levels before the end of 2020, supported by a sharp recovery in auto production toward the end of the year. In Russia, COVID-19 dealt a heavy blow to the economy during the second quarter of 2020, when GDP declined 8% year-on-year. The recovery in the second half of the year, while resilient, was constrained by low oil exports and weak consumption with retail sales unable to recover to pre-virus levels. GDP is estimated to have declined by 3.8% in Russia in 2020 (compared to growth of 1.3% in 2019 and 2.3% in 2018). In Turkey, despite the drastic fall in GDP during the second quarter of 2020 (-8.5% year-on-year), a very sharp recovery followed in the third quarter of 2020 (5.4% growth year-on-year). Turkish GDP is estimated to have expanded by 1.3% year-on-year in 2020. The main driver of growth was a large credit-push from the state government, in addition to strong export demand, which benefited from a large exchange rate depreciation. Ample liquidity has boosted both consumer spending and industrial activity, with both retail sales and manufacturing output recovering to pre-virus levels in August and around 10% above by year-end. In South Africa, an early and long lockdown to tackle the virus outbreak led to a significant decrease in economic activity in the first half of 2020 (second quarter GDP fell by 17% year-on-year). A substantial rebound in the second half of the year, driven by high demand and favorable prices for South Africa’s exports, resulted in an estimated contraction of GDP of around 7% in 2020 (compared to growth of 0.3% in 2019 and 0.8% in 2018).
World manufacturing production had already registered an overall slowdown in 2019 due to slowing global trade, weakness in global automotive sales and a destocking cycle, which was then further exacerbated by the economic crisis triggered by COVID-19 pandemic. In the first half of 2020, the slump in industrial production was severe but expected given the lockdowns imposed around the world to contain the virus, which caused a near complete shutdown in automotive plants and many other factories in April. Though lagging consumption, industrial production recovery was strong during the third quarter of 2020 and toward the end of the year, with world ex-
China manufacturing output back to only approximately 2% below pre-virus levels from a decline of almost 25% in April. While a new wave of COVID-19 infections led to re-tightening of social restrictions, which have negatively impacted services, the recovery in industrial output has continued. For 2020 overall, global manufacturing output declined by an estimated 3.5%, mainly due to world ex-China output declining by 7%. In China, the world's largest manufacturer, despite being hit hard by the pandemic in the first quarter, activity has bounced back more strongly, and manufacturing output estimated to increase by over 2%. Due to the impact of lockdowns during first half of the year, and subsequent re-imposition of lockdowns toward year-end to curb a second wave of infections, European manufacturing is estimated to have declined by approximately 8% year-on-year. In the U.S., though restrictions were less stringent, manufacturing output was also significantly negatively impacted, declining by approximately 6.6% year-on-year.
Global apparent steel consumption (“ASC”) is estimated to have grown by 0.8% year-on-year in 2019, following strong growth of 2.4% in 2018. In 2019, ASC growth in China had remained resilient at 3%, primarily driven by construction, supporting robust machinery output, offsetting declining automotive output and slower growth in infrastructure. World-ex China ASC was down by around 0.8% year-on-year. Demand in developing ex-China is estimated to have declined by an estimated 1.2% year-on-year in 2019, due to domestic crises in some large emerging markets causing steel demand to decline sharply in Turkey (-10% year-on-year), Iran (-7% year-on-year) and Argentina (-14% year-on-year). This more than offset growth in India (+4% year-on-year), ASEAN (+3% year-on-year) and Russia (+4% year-on-year). In EU28 (EU including the UK), underlying demand for steel was impacted by weak manufacturing, particularly automotive and machinery, due to weaker external demand and heightened uncertainty related to both the U.S.-China trade conflict and Brexit. Weakness in real demand led to inventory destocking, causing ASC to decline by over 4% in 2019. While underlying demand for steel in the U.S. performed better than EU28, U.S. ASC is estimated to have declined by around 2% year-on-year, with construction performing better than manufacturing. Indeed, due to weaker than expected manufacturing output, and prices declining from elevated levels, stockists reduced inventory levels causing demand for flat products to decline over 4% year-on-year, more than offsetting continued growth in longs.
Global ASC is then estimated to have declined by approximately 1% in 2020 – the first decline since 2015 – as steel demand was significantly impacted by the global COVID-19 pandemic. In China, despite being the country impacted first by the virus, the subsequent recovery in economic activity was strong, particularly in construction driven by infrastructure, supporting robust ASC growth of approximately 9% year-on-year. In

104	Management report
contrast, the negative impact of widespread lockdowns meant most other major economies saw ASC decline, resulting in world-ex China ASC down by around 11% year-on-year in 2020. In EU28, lockdowns from March to May caused ASC to decline by approximately 10%, with demand for flat products declining more than longs, as manufacturing was impacted more severely than construction. U.S. steel demand declined more sharply, by approximately 16% year-on-year in 2020, due to the weakness of energy demand impacting pipes and tube, coupled with double digit declines in both flats and longs demand. Most developing markets also saw ASC decline in 2020, particularly India (-17% year-on-year), and to lesser extent, Russia (-5% year-on-year) and ASEAN (-6% year-on-year) where impact of the virus on economic activities were less severe. Despite the pandemic, a few markets still managed to show growth in steel demand in 2020, particularly Turkey (+13% year-on-year), where demand was rebounding from the Lira crisis which caused demand to collapse in 2018/19 and Brazil (+1% year-on-year) where the economy rebounded strongly from the lows seen in April.
Source: GDP and industrial production data and estimates sourced from Oxford Economics January 7, 2021. ASC data for U.S. from American Iron and Steel Institute (AISI) to Nov 2020, estimates for December 2020. ASC data for Brazil from Brazilian Steel Institute to November 2020, estimates for December 2020. ASC data for EU28 from Eurofer to October 2020, estimates for November and December 2020. All estimates are internal ArcelorMittal estimates.
Steel production
World steel production grew 2.8% in 2019, an increase of approximately 50 million tonnes to 1.84 billion tonnes, primarily driven by a 7.9% year-on-year increase in Chinese production, whereas world ex-China production fell 2.5% year-on-year, according to World Steel figures, as production in all major regions either fell or stagnated, except for ASEAN and the Middle East, where production grew. In 2018, production in the EU28 (168 million tonnes) was curtailed by increased import penetration despite continued demand growth and due to weakness in German steel production. In 2019, while a sharp fall in domestic European steel prices led to lower import penetration, steel production in EU28 declined by approximately 10 million tonnes to 157 million tonnes as the weakness in industrial output, particularly automotive production, led to much weaker steel demand. In North America, strong production growth in 2018 (4.4% year-on-year) was driven by U.S. fiscal stimulus and supported by Section 232 applied tariffs and quotas on steel imports. As the impact of the U.S. fiscal stimulus faded and North America steel demand fell, steel production in 2019 declined slightly (-0.8% year-on-year) due to weaker manufacturing with lower production in Mexico (-8.0%) and Canada (-4.9%) more than offsetting growth in the U.S. (+1.5%). The decline in steel output in South America was mainly caused by a 9% decline in Brazil production (down 3.2 million tonnes). Production in developed Asia fell by 3.7% year-on-year (down 7 million tonnes), particularly Japan (-4.8%) and South Korea (-1.5%). Weakness in CIS steel production is due to persistent weakness in Ukrainian steel production (2019 production of 21 million tonnes is one third below the 2011 peak of 35 million tonnes), while Russian production declined slightly to 71.7 million tonnes from its historically high production in 2018 (72.1 million tonnes). Turkish steel production fell significantly to 33.7 million tonnes in 2019 as the economy suffered from a domestic recession triggered by a lira crisis in late 2018 which led to a collapse in domestic demand, especially in the construction sector.
In 2020, world steel production declined by approximately 0.9% year-on-year – the first decline since 2015 - as a result of demand disruption caused by the global COVID-19 pandemic. Despite being initially impacted, strong demand recovery in China throughout 2020, boosted by infrastructure spending, led to a 5.9% increase in steel production in 2020. On the other hand, world ex-China production was over 10% below 2018 levels at 775 million tonnes, representing a decline of 75 million tonnes (or 8.8%) compared to 2018. Production declined in every developed market in 2020 compared to 2019, particularly the U.S. (-17%), Japan (-16%) and EU28 (-12%), as well as most major emerging markets such as India (-11%) and South America (-8.6%). Turkey was the main exception with output growing by 5.5%, and the CIS to a lesser extent with output growth of 1.4% compared to 2019. As a result, China increased its share of global steel production to 58% (2019: 54%) while others’ share declined, including East Asia (9% from 11%), EU28 (8% from 9%), NAFTA (5% from 6%), India (5% from 6%), except CIS whose share remained broadly stable at around 5%.
The COVID-19 pandemic and subsequent policy of lockdowns to control infections, caused steel production in almost all major markets to decline in 2020, except for Turkey and Vietnam where strong demand recoveries through 2020 has supported steel production. In Europe, steel production declined by approximately 19 million tonnes, to 139 million tonnes in 2020. Steel production declined mainly during the second quarter of the year (-26% year-on-year), due to widespread lockdowns from around mid-March and into May. Thereafter, the easing of restrictions led to a recovery in real demand and subsequently a rebound in steel production in the second half of 2020 (-5% year-on-year). In North America, steel production is estimated to have declined by 15% year-on-year as some production facilities were idled due to widespread lockdowns, which caused factory shutdowns especially automotive plants during the second quarter of 2020. Production was down the most in the U.S. (17% year-on-year), with Canada down by 14% and Mexico the least impacted down only 8%. Steel output in South America declined by 9% year-on-year, despite the major steel producer in the region, Brazil, accounting for around 80% of regional production seeing output decline by only 5% year-on-

Management report	105
year. Brazil was supported by a relatively strong fiscal stimulus leading to Brazil manufacturing and construction output up strongly year-on-year during the second half of 2020, whereas continued weakness elsewhere in the region led to steel production declining by 21% year-on-year. Production in developed Asia fell by 11% year-on-year (down more than 20 million tonnes), particularly in Japan (-16%), as South Korea (-6%) and Taiwan (-6%) were able to control COVID-19 infections more effectively. Relative to other parts of the world, C.I.S (Kazakhstan, Russia and Ukraine) production was not hit as heavily and the recovery post lockdown was relatively strong, with production increasing by 1 million tonne in 2020, with Russian production supported by increased exports. After increasing to a record 37.5 million tonnes in 2017, Turkish steel production fell significantly to 33.7 million tonnes in 2019 as the economy suffered from a domestic recession triggered by a lira crisis in late 2018 which led to a collapse in domestic demand, especially in the construction sector. In 2020, despite an initial decline earlier in the year, Turkey steel production recovered very strongly, as domestic demand was boosted by credit stimulated by government policy, with supporting an increase in steel production of approximately 2 million tonnes to 35.8 million tonnes in 2020.
Source: Steel production data are compiled using World Steel data for 61 countries for which monthly data is available (which together account for 97% of World production). Production data is available for all months of 2020.
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in Europe since 2012. Apparent steel consumption (“ASC”) increased approximately 14% between 2012 and 2019, while finished steel imports increased by approximately 80%, taking market share from domestic producers. Over this period, total finished imports have risen from just over 15 million tonnes in 2012 to around 27 million tonnes in 2019, causing import penetration to rise to 17% in 2019 from 11% in 2012.
In 2020, widespread lockdowns across Europe in March/April in order to curb the spread of COVID-19 infections led to an almost 25% year-on-year decline in steel demand during the second quarter of 2020, before recovering during the second half of the year. Overall steel demand in 2020 is estimated to have fallen by around 11% year-on-year, with imports falling similarly by 11%, to approximately 24 million tonnes in 2020, leading to a broadly stable import penetration. Flat imports decreased by approximately 12% year-on-year, in line with the decline in demand, with flat import share stable at 21%. Long product demand declined less at approximately 8% year-on-year, as lockdown impacted industrial sectors, particularly automotive sectors, more than construction. However, long product imports fell a similar amount (-8% year-on-year) leaving import share for long products at 13%.
Traditionally, imports into Europe have come from Commonwealth of Independent States (“CIS”), China, Turkey and developed Asia, with these regions accounting for approximately 73% of imports over the past six years. In 2020, except for CIS, imports into EU28 from other major regions decreased year-on-year as a result of the contraction in demand from EU28. Following a sharp decline of 14% in 2019 due to weak domestic European steel prices, imports from CIS rose slightly in 2020 despite the fall in EU28 ASC, increasing the share of CIS imports to approximately 28% from 24% in 2019. Import share from developed Asia also rose to 17% in 2020 from 16% in 2019, despite a 4% year-on-year decline. Similarly, while Indian imports were down approximately 6% year-on-year in 2020, India’s market share in Europe increased slightly to 9% from 8% in 2019. On the other hand, the share of Chinese origin imports continued to decline from its peak of 28% in 2015 to only 6% in 2020, with Chinese imports having fallen by almost 40% year-on-year as the recovery in domestic China demand was much stronger than in Europe. Similarly, Turkey’s market share fell from 25% in 2019 to 21% in 2020 as imports declined more than 25% year-on-year, as Turkish domestic demand recovered from its domestic recession in 2018/19 and from the relative strength of Turkey’s demand recovery from the pandemic-induced lockdown in early 2020. See “Business overview—Government regulations—Foreign trade” and “Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”
Source: Eurostat imports to November 2020, estimate for December 2020. ASC data from Eurofer to October 2020, internal company estimates for November and December 2020
United States
Finished steel imports peaked in 2014 at almost 30 million tonnes, declining to approximately 18 million tonnes in 2019 (or an import penetration of 19%). The decline in finished steel imports was mainly due to section 232 implemented in 2018 adding a 25% tariff on most imports outside NAFTA. In 2020, like Europe, widespread lockdowns were imposed across most U.S. states between late March until May, causing a sharp decline in economic activity, particularly on automotive production as auto plants were shut down. The weakness of the energy sector and an approximate 45% reduction in demand for pipes and tubes caused ASC to decline approximately 18% year-on-year in 2020. The decline in real steel demand helped push finished steels imports to fall by approximately 25% year-on-year to approximately 14 million tonnes (2019 imports 18 million tonnes), with import penetration declining to 17%,

106	Management report
particularly in pipe and tube and flat products, while remaining broadly stable for long products.
Traditionally, the majority of U.S. finished steel imports come from NAFTA, accounting for approximately one-third of total imports. In 2020, while imports to the U.S. declined in almost all major markets, imports from NAFTA remained relatively stable at around 6 million tonnes – similar to 2019 levels. As the result, the share of U.S. finished steel imports coming from NAFTA increased further from 35% in 2019 to 45% in 2020, with a large increase in imports share from Canada to 33% (2019: 26%) and to a lesser extent, Mexico (12% from 9% in 2019). The increase in import penetration from NAFTA comes at the expense of imports from EU28, whose import share declined from 19% to 15%, as well as CIS (3% to 1%) and ASEAN (5% to 3%). Only Turkey saw a rising import share to 4% (from 1% in 2019), while import shares from other regions remained broadly stable, including developed Asia (approximately 20%), India (1%) and China (2%). See “Business overview—Government regulations—Foreign trade” and “Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”
Sources: American Iron and Steel Association total/regional imports data and ASC data to November 2020, internal Company estimate for December 2020.
Steel prices
Flat products
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
In the first quarter of 2019, steel prices for flat products in Europe continued their steady downward trend which started in September 2018. The prices of HRC in Northern Europe reached €517/t in January 2019, finishing the quarter €8/t lower, at €509/t. The decrease was attributable to weak domestic demand in the beginning of the year, high levels of inventories and the influence of declining international steel prices. In Southern Europe, HRC prices followed an inverse trend starting at €470/t in January and closing the quarter at €486/t, €16/t higher. This inverse trend was partially driven by a stronger demand in Southern Europe and partially by the Turkish imports that were entering the Italian market with higher price ranges between €495/t - €500/t Cost, Insurance and Freight Free Out (“CIFFO”) effective. Domestic mills followed the Turkish import prices.
In the second quarter of 2019, prices in Northern Europe continued to decrease and ended the quarter at €487/t, which was €11/t lower compared to April 2019. HRC prices in the Southern regions followed the same trend from the previous quarter peaking in June at €472/t, from €469/t in April. Turkish suppliers continued with their export offers of €470/t - €480/t CIFFO effective into Italy and Iberia, providing room for further increases in Southern European domestic prices, given there was no import price pressure. The average HRC prices for the first half of 2019 were €499/t in Northern Europe and €472/t in Southern Europe, which were accordingly €65/t and €66/t lower than in the first half of 2018.
Flat products prices continued to slide down in the third quarter of 2019, impacted by soft demand and weakening international raw material prices. HRC in Northern Europe had several trenches of price drops, ending the quarter at €469/t, which was €18/t lower versus the previous quarter. In Southern Europe the price of HRC averaged €453/t, which was €19/t lower compared to the second quarter of 2019. Market seasonality, high inventory levels and import pressure during the fourth quarter of 2019 pushed the HRC prices on a downward spiral. Several attempts of price increases were rejected by the market, as real demand in Europe was weak. In Northern Europe, HRC prices ended the fourth quarter at €431/t, which was €38/t lower quarter-on-quarter and in Southern Europe, HRC averaged

Management report	107
€413/t in the fourth quarter of 2019, €40/t lower than the previous quarter. In the second half of 2019, HRC prices averaged €450/t in Northern Europe and €433/t in Southern Europe respectively €107/t and €85/t lower than the second half of 2018.
Steel prices for flat products in Europe gradually deteriorated during 2019, bottoming toward the end of the year. Prices began recovering late in November 2019. Fueled by a positive market outlook and absence of attractive imports, especially in Northern Europe, HRC spot prices improved until the end of February 2020, reaching €485/t in Northern Europe and €456/t in Southern Europe (+€47/t and +€23/t vs. beginning of January, respectively). However, with the COVID-19 outbreak becoming a pandemic and industries starting their preparation for shutdown, prices began softening, decreasing to €473/t in Northern Europe and €443/t in Southern Europe by the end of March 2020.
During the second quarter of 2020, steel prices in Europe significantly declined due to uncertainties around the pandemic crisis, decreased demand, a focus on inventory depletion and high premium over imports. HRC prices dropped at the beginning of June to €396/t in Northern Europe (-€89/t vs. Feb 2020) and €390/t in Southern Europe (-€66/t vs. Feb 2020). As lockdown measures eased, steel prices partially rebounded across all European markets toward the end of June 2020.
In the first half of 2020, HRC prices averaged €449/t in Northern Europe and €431/t in Southern Europe, in line with the second half of 2019, but remained below the first half of 2019, down by €50/t in Northern Europe and €41/t in Southern Europe.
During the third quarter of 2020, steel activity, especially in Northern Europe, gradually picked up, demand from all sectors strengthened, inventories quickly declined, while imports in South Europe remained limited and not competitive. In addition, customers anticipated a supply deficit for the first quarter of 2021. This, coupled with the strong increase in raw material cost, supported a rebound in flat steel product prices in Europe by the end of 2020, to a 12-year high.
The HRC spot price increased by €100/t during the third quarter of 2020 in Northern Europe, and a further €166/t during the fourth quarter of 2020 (from €399/t on July 1, 2020 to €499/t on October 1, 2020 and then to €665/t on December 31, 2020). Similar increases in Southern Europe of €106/t and €170/t, in the third and fourth quarter, respectively (from €381/t on July 1, 2020 to €487/t on October 1, 2020 and then to €657/t on December 31, 2020), with the strongest day-on-day increases seen during August and December.
In the second half of 2020, HRC prices averaged €494/t in Northern Europe and €482/t in Southern Europe, an increase of
€45/t and €51/t above the level in the first half of 2020, and €44/t and €49/t above the levels in the third and fourth quarter of 2019, respectively.
In the United States, as a consequence of the then-ongoing Section 232 national security investigation which started in April 2017 and the expectation of the imminent implementation of import tariffs on steel, spot HRC prices increased sharply during the first quarter of 2018. Before the release of the investigation report by the Department of Commerce on February 16, 2018, HRC prices reached $830/t from $723/t at the beginning of January 2018. After the release of the report that recommended tariffs in the range of 24 to 53%, prices spiked further to $936/t at the beginning of March 2018. The increase slowed down as 25% tariffs and exceptions went into effect during March 2018, closing the month at a high of $960/t. In the second quarter of 2018, HRC prices surpassed the $1,000/t level in the United States, peaking at $1,012/t by the end of June. The average HRC prices were $907/t for the first half of 2018 in the United States, as compared to $688/t for the first half of 2017, corresponding to a $219/t increase year-on-year. HRC prices hit a 10 year high of $1,014/t at the beginning of July 2018 in the United States. However, market seasonality and weakening of international prices in the second part of the year coupled with an increase in the domestic capacity utilization rate (thus an increase in domestic supply), resulted in consistent price deterioration, with HRC prices falling to $799/t by the end of the year. Third quarter HRC prices averaged $982/t, still $2/t above the second quarter level, while average prices declined in the fourth quarter by $99/t quarter-on-quarter to $883/t. Overall, average HRC prices for the second half of 2018 were $932/t as compared to $686/t for the second half of 2017 corresponding to a $246/t increase year-on-year.
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

108	Management report
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
In the United States, domestic HRC prices continued their upward trend which started in November 2019 through January 2020. However, prices fluctuated downwards in February and March 2020, first due to weak scrap exports and the Scrap USA #1 Busheling index price decline and, towards the end of the second quarter of 2020, due to the COVID-19 pandemic related market restrictions. HRC prices then lost $79/t between the beginning of January ($661/t) and the end of March 2020 ($582/t).
During the second quarter of 2020, prices fluctuated, seeing a low level at the end of April 2020 at $507/t, followed by an uptick during May to $559/t, supported by improvement in the scrap price then in supply scarcity, as well as good activity in non-auto segments. HRC prices deteriorated again toward the end of June to $524/t, as mini-mills were seeking volumes to fill available capacities.
Domestic HRC prices in the United States averaged $593/t during the first half of 2020, a $130/t drop compared to the first half of 2019, but just a $10/t decline compared to the second half of 2019.
Flat steel prices continued to decline in the United States at the beginning of the third quarter of 2020, as the COVID-19 pandemic and presidential election related uncertainties weighed on the market. High scrap supply and weak steel demand pressured prices and HRC reached at a 4-year low of
$485/t by end of July, however, only to increase afterwards in a trend that continued until the end of 2020.
Improved buying activity during the fourth quarter of 2020, tight supply and production outage concerns pushed prices higher, while an expansion of the overall economy toward the year end, with good expectations for the first half of 2021, provided continuous support for domestic HRC to reach $1,113/t by end of December 2020 (+130% price increase). This is a historical high, only inferior to the pre-2008 economic crisis level of $1,185/t in July 2008.
Domestic HRC prices in the United States averaged $681/t during the second half of 2020, representing an $88/t improvement compared to the first half of 2020 and a $78/t increase compared to the second half of 2019.
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

Management report	109
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
At the beginning of 2020, steel prices in China continued their upward trend which started in December 2019, although peaking mid-January at $496/t VAT excluded. With HRC inventory on the rise, ahead of the Lunar New Year holidays (January 24-30), prices declined and continued the trend throughout the first quarter 2020. After the Lunar New Year holidays, due to the COVID-19 outbreak, the Chinese market opened to a reality of movement restrictions and delayed enterprise activity. By the end of March 2020, HRC prices decreased $97/t VAT excluded compared to the January peak, at $399/t VAT excluded.
At the beginning of the second quarter of 2020, HRC prices in China began to improve following the ease in restrictions and gradual release in activities and local demand. HRC prices gained $58/t from $408/t VAT excluded at the beginning of April to $466/t VAT excluded by mid-June.
HRC prices in China averaged at $445/t VAT excluded, for the first half of 2020, remaining $52/t below the average of the first half of 2019 and $23/t below the second half of 2019.
In the beginning of the third quarter of 2020, prices continued to improve with domestic HRC reaching $520/t, VAT excluded, by
August 31, 2020. However, September was marked by a price decline, with HRC losing $23/t decreasing to $497/t, VAT excluded by the end of September, as production continued at high level, exports stayed low and imports increased.
Steel prices spiked in China during the fourth quarter of 2020, as domestic demand continued strongly, while air pollution measures and production limitations in some regions fueled supply concerns. This, coupled with increases in raw material costs, pushed domestic HRC prices to $652/t VAT excluded (+$155/t compared to the end of September), the highest level since September 2011.
For the second half of 2020, HRC prices in China averaged at $534/t VAT excluded, representing an $89/t increase compared to the average of the first half of 2020 and a $66/t increase compared to the second half of 2019.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2018	€561	€545	$834	$549
Q2 2018	€567	€530	$980	$565
Q3 2018	€566	€537	$982	$546
Q4 2018	€548	€499	$883	$489

Q1 2019	€510	€477	$766	$482
Q2 2019	€487	€467	$679	$512
Q3 2019	€469	€453	$627	$474
Q4 2019	€431	€413	$579	$462

Q1 2020	€469	€450	$643	$456
Q2 2020	€428	€412	$543	$435
Q3 2020	€436	€427	$548	$504
Q4 2020	€551	€537	$853	$563

Long products
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

110	Management report
€553/t in March. Prices remained stable again during April 2018 but followed a downward trend until mid-June when medium sections bottomed out at €585/t and rebar at €528/t. Average medium sections prices were €603/t in Europe for the first half of 2018. Average rebar prices were €552/t in Europe for the first half of 2018. Good market sentiment and strong demand supported an improvement of long product prices during the third quarter of 2018, with medium sections reaching €620/t and rebars €560/t by September corresponding to a €35/t and €32/t increase, respectively, as compared to the bottom level in June, and representing a quarter-on-quarter average improvement of €20/t for medium sections and €6 for rebars. Prices remained relatively stable during the fourth quarter of 2018 as compared to the levels at the end of September despite some weakening in rebars with a quarterly average of €538/t representing a €13/t decrease quarter-on-quarter. The average medium sections prices were €618/t in Europe for the second half of 2018. The average rebar prices were €545/t in Europe for the second half of 2018.
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
Steel prices for long products in Europe rebounded in November 2019 and peaked by mid-January 2020 at €540/t for medium sections and €480/t for rebars. Finished steel products prices declined throughout February, alongside scrap Turkey HMS 1&2 index correction, with medium sections reaching €525/t and rebars at €453/t, although the first quarter of 2020 ended with similar price levels as the beginning of the year.
During the second quarter of 2020, despite a stable scrap price, long steel product prices in Europe continued declining, due to the impact of the pandemic on the market and weak downstream demand. By mid-June, medium sections reached €500/t and rebars €430/t, stabilizing at this level toward the end of the quarter. The average medium sections price for the first half of 2020 was €527/t, representing a decrease of €67/t compared to the first half of 2019 and a decrease of €21/t compared to the second half of 2019.
The average rebars price for the first half of 2020 was €461/t, a drop of €60/t compared to the first half of 2019 and a drop of €15/t compared to the second half of 2019.
During the third quarter of 2020, as market sentiment and demand improved in July, steel prices for Long products in Europe started recovering, however rather slowly, fluctuating on an upward trend alongside scrap HMS 1&2 Turkey CFR index. From the June level, at a 3-year low, the medium sections and rebar price gained €20/t and €28/t by the end of September, reaching €522/t and €458/t, respectively.
Prices plateaued at this level during October, but spiked in November and December, pushed by an increase in the scrap index to a 9-year high. Long finished product spreads compared to the raw material basket squeezed towards the end of 2020, despite medium sections and rebars prices reaching highs of €640/t and €545/t, respectively.
The average medium sections price for the second half of 2020 was €532/t, representing a mere €5/t improvement compared to the first half of 2020, while prices declined €15/t compared to the second half of 2019.
The average rebars price for the second half of 2020 was €465/t, a mere €4/t increase compared to the first half of 2020 and decrease of €10/t compared to the second half of 2019.
In the first quarter of 2018, the price of imported scrap HMS 1&2 in Turkey improved by $40/t to an average level of $363/t CFR as compared to the fourth quarter of 2017. Rebar export prices closely followed the evolution of Turkey imported scrap HMS 1&2, declining from $573/t FOB at the beginning of January to $555/t FOB by the end of the month. Rebar export prices then increased to a peak of $590/t FOB by the end of February followed by a downward trend reaching $568/t FOB at the end of March. During the second quarter of 2018, the Turkish export rebar price continued to follow a downward trend alongside the scrap HMS 1&2 index, ranging between $565/t FOB at the beginning of April to $540/t FOB at the end of May. The average Turkish export rebar price for the first half of 2018 was $562/t FOB. With US and European markets blocked for Turkish

Management report	111
exporters due to EU safeguard measures and doubling of the Section 232 import tariffs into the U.S., Turkish producers faced increased competition on alternative markets resulting in further pressure on export rebar prices during the first part of the third quarter. Prices seemed to bottom out mid-August at $523/t; however they continued to deteriorate during October to a $500/t level. After a small uptick in November supported by an improvement in scrap prices as well as a strengthening of the Turkish Lira, Turkish export rebar prices dropped by the end of the fourth quarter of 2018 to $455/t, the lowest level since July 2017. The average Turkish export rebar price for the second half of 2018 was $507/t FOB.
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
In Turkey, rebar export prices continued to evolve alongside scrap HMS 1&2 index trend. After recovering since September 2019, the first quarter of 2020 started with the rebar Turkey export price at a peak level of $445/t Free on Board (“FOB”). It soon began fluctuating on a downward trend, hitting a four year low at the end of March at $380/t.
At the beginning of the second quarter of 2020, as signs of scrap shortages encouraged U.S. traders to increase scrap offers into Turkey, the rebar Turkey export price fluctuated upward, reaching its highest level mid-June at €419/t.
In the first half of 2020, the Turkish export rebar price averaged $416/t FOB compared to an average of $470/t FOB for the first half of 2019 and $431/t FOB for the second half of 2019.
During the third quarter of 2020, scrap costs increased and Billet Turkey CFR price saw an uptick due to tight supply ex CIS and improved demand in Asia. This provided support for Turkey rebar export price references, which continued to improve, reaching another peak at $460/t FOB by mid-September (+$41/t compared to the June level). Slight price declines were noted during October, but the price increase was evident during November and December 2020, in line with a strong increase in scrap costs, as well as improved export and domestic demand, while material was in shortage. Rebar Turkey export price gained another $180/t by the end of the fourth quarter of 2020, to $640/t level.
In the second half of 2020, the Turkish export rebar price averaged $473/t FOB, representing a $57/t increase compared to the first half of 2020 and s $42/t increase compared to the second half of 2019.

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2018	€614	€558	$572
Q2 2018	€592	€545	$552
Q3 2018	€611	€551	$525
Q4 2018	€626	€538	$490

Q1 2019	€605	€526	$466
Q2 2019	€583	€515	$473
Q3 2019	€567	€490	$441
Q4 2019	€529	€461	$421

Q1 2020	€533	€468	$426
Q2 2020	€520	€453	$406
Q3 2020	€513	€442	$438
Q4 2020	€554	€488	$507

Raw materials
The primary raw material inputs for a steelmaker are iron ore, coking coal, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its

112	Management report
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
In 2020, China’s demand has proven a strong price driver with crude steel production set to exceed the record 1 billion ton per year in 2020. Manufacturing activity in China continued to expand in 2020 compared to 2019 and its economy showed an enduring V-shape recovery after Covid-19. Iron ore market reference prices increased to an average of $109.03, up by 16.5% compared to an average of $93.63 in 2019.
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
Coking coal prices in 2020 averaged $123.46/t (compared to $177.36/t in 2019 ) and were initially supported in the first quarter of 2020 by the reduction of coal production in China related to the COVID-19 pandemic and to Mongolia’s decision to close its border with China which boosted China’s import of seaborne traded coking coal. Coking coal prices then deteriorated from the second quarter of 2020 onwards after the global steel production collapsed ex-China due to the COVID-19 pandemic and has maintained low price levels due to the Chinese restrictions on imports of Australian coal that started in October 2020.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2018, 2019 and 2020, the trend for using shorter-term pricing cycles continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
In the first quarter of 2018 iron ore prices recovered at $74.39/t, up 13.6% compared to the fourth quarter of 2017. However, great price disparities were observed. Seaborne iron ore demand was hit by a persistent weakness in downstream steel demand, the trade war developing between China and the U.S. and the extension of winter restrictions in China beyond March 15, 2018 all of which had a significant impact. In March, prices plummeted from the highest quarter price of $79.39/t in the beginning of the month to $64.99/t at the end of the month (Metal Bulletin 2017 & 2018). In the second quarter of 2018, prices decreased and remained stable at an average $65.30/t despite strong steel demand over the period. China iron ore port stocks remained high and concentrate production sharply decreased year-over-year as a result of mine inspections. However, steel PMI remained in expansion at 51.6 points in June. In the third quarter of 2018, prices were fairly stable, averaging $66.8/t. Low prices on the seaborne market found support in the fear of an intensification of the trade war between China and the U.S., depreciation of the Chinese currency, low future prices and environmental restriction in China. The last quarter of 2018 saw the iron ore price jumping and averaging $71.6/t. It reached $76.75/t on November 12, 2018 amid strong steel margins depleting stocks at Chinese ports and restocking demand in China before the start of the winter period. Also, the derailment of a BHP train carrying iron ore in Australia in the beginning of November 2018 provided some short-term support to the iron ore price that boosted the November average. However, prices dropped at the end of November, and in the beginning of December 2018, mills corrected for weak off-

Management report	113
season demand and reduced steel margins due to less stringent winter restrictions, which led to prices at the end of 2018 at $72.70/t.
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
In the first quarter of 2020, despite the COVID-19 pandemic's impact on demand, iron ore prices were supported by increased supply issues such as a partial halt of Vale’s Brucutu mine, linked to safety issues at their waste management dams, heavy rainfalls in Brazil affecting the shipments of Vale’s Northern System (Carajas) and two tropical cyclones near iron ore ports in Australia. In the second quarter of 2020, supply from both Brazil and Australia improved but it was offset by a very strong recovery of crude steel production in China in May. Iron ore reference prices increased in the second quarter of 2020 supported by supply risk due to the severe outbreak of COVID-19 in Brazil and low iron ore inventories at Chinese ports and steel mills.
In the third quarter of 2020, V-shaped recovery continued in China with increasing crude steel production in the month of July and August. The strong demand in China together with partial recovery ex-China and restocking ahead of the week-long National Day holidays in China supported Iron Ore prices that reached a multi-year high of $130.17/t in September 2020, ending the quarter with an average of $118.06/t (Metal Bulletin).
There was a gradual recovery in ex-China demand in the fourth quarter of 2020: major steelmakers such as Germany and India grew their output year-on-year in October 2020 for the first time since the COVID-19 pandemic began. At the same time, there was a disappointing supply from major iron ore suppliers in the fourth quarter: weaker shipments from Australian companies on deferred maintenance, some operational issues and tropical storms in December in Australia and lower production from Brazilian companies on delays in restarting stalled capacity and weather impacts with heavier than normal rainfalls in December. As a result, prices in the fourth quarter of 2020 increased to $133.35/t
Coking coal
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

114	Management report
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
In the first quarter of 2020, coking coal prices ranged from $150/t to $158/t (Metal Bulletin Premium HCC FOB Australia index). Coking coal prices gradually increased in the first quarter to an average of $154.80/t with a reset of Chinese import quotas at the start of the year amid price arbitrage between domestic and imported coal and the cyclone season in Australia. However, the first quarter price rally reversed in the second quarter as ex-China market demand was severely hit by the COVID-19 outbreak with a sharp drop in crude steel production in the main coking coal import regions. Consequently, the coking coal reference price dropped in the second quarter of 2020 to an average of $117.08/t. In the third quarter of 2020, limited demand from India due to the monsoon season led to a further decrease and the average coking coal spot price fell to $112.32/t. The bearish trend in the coking coal market continued in the fourth quarter of 2020. This was influenced by the Chinese ban on import of Australian coals since October, which resulted in oversupplied high-quality Australian Hard Coking Coal in the seaborne market. The average coking coal spot price decreased to $109.88/t in the fourth quarter of 2020.
ArcelorMittal has continued to leverage its iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2018	74.39	228.48
Q2 2018	65.97	188.89
Q3 2018	66.86	188.17
Q4 2018	71.56	220.79

Q1 2019	82.41	206.33
Q2 2019	100.92	202.85
Q3 2019	102.03	161.03
Q4 2019	88.97	139.27

Q1 2020	89.94	154.80
Q2 2020	93.52	117.08
Q3 2020	118.06	112.32
Q4 2020	133.35	109.88

Scrap
The Company considers the German suppliers’ index (“BDSV”) Delivered at Place (“DAP”) as market reference.
During 2020, the “BDSV” for reference grade E3 started in January at €258/t. From February to June, it was between €229/t and €241/t reaching the lowest for the year in July at €219/t. Beginning with August, prices increased month by month reaching €246/t in November with a maximum for 2020 at €278/t at the end of December.
The average index price for 2020 was €239/t as compared to €252/t in 2019, a decrease of €13 or 5% less as compared to 2019. The average index price for 2018 was €285/t.
Turkey’s scrap imports increased by 12% in the first ten months of 2020 compared to the same period of 2019, and it remains by far the main scrap buying country in the international market. Turkish EAF steel production share dropped from 68% in 2019 to 67% in the first 10 months of 2020 while total crude steel production was up by 4.6% in the same period.
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2020 at $284/t then steadily declined until reaching the 2020 low of $238/t in April. From May onwards there was a steady increase until reaching $295/t in September. In October, it went down to $281/t and towards year end increased until reaching the 2020 high in December at $413/t. This was due to lockdown measures announced in Europe in December which negatively affected the scrap generation/ availability.
The average yearly prices were $281/t in 2020, $281/t in 2019 and $334/t in 2018.

Management report	115
In the domestic U.S. market, HMS 1 delivered Midwest index was $10/t lower in 2020 than in 2019. The Midwest Index for HMS 1 decreased from an average of $247/t in 2019 to $237/t in 2020.
On the export market, HMS export FOB New York average prices of 2020 were at $265/t as compared to $266/t in 2019.
Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is the price of manganese ore which was at the level of $4.58 per dry metric tonne unit (“dmt”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China for 2020, representing a 19% decrease from $5.63/dmt in 2019 ($7.16/dmt in 2018) mainly attributed to low demand due to the COVID-19 pandemic and high stock levels at Chinese ports.
Manganese alloys prices also followed a downward trend where high carbon ferro manganese decreased by 9% from $1,203/t in 2019 to $1,099/t in 2020 ($1,330/t in 2018), silicon manganese decreased by 10% from $1,234/t in 2019 to $1,116/t in 2020 ($1,325/t in 2018) and medium carbon ferro manganese decreased by 12% from $1,780t in 2019 to $1,567/t in 2020 ($1,930/t in 2018).
Base metals
Base metals used by ArcelorMittal are zinc, tin and aluminum for coating, aluminum for deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc for 2020 was $2,265/t, representing a 11% decrease as compared to the 2019 average of $2,549/t (the 2018 average was $2,926/t). Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 202,225 tonnes as of December 31, 2020, representing a almost 400% increase compared to December 31, 2019 when registered stocks stood at 51,225 tonnes (129,325 tonnes in 2018).
The average price of tin for 2020 was $17,135/t, 8.2% lower than the 2019 average of $18,671/t (2018 average was $20,167/t).
The average price of aluminum for 2020 was $1,702/t, representing a 5% decrease compared to the 2019 average of $1,792/t (the 2018 average was $2,110/t).
The average price of nickel for 2020 was $13,789/t, representing a 1.05% decrease compared to the 2019 average of $13,936/t (the 2018 average was $13,118/t).
Energy market
Solid fuels, electricity and natural gas are some of the primary raw material inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts.
Oil
The oil price averaged $71.6/bbl and peak just above $86/bbl in early October 2018 dropping afterwards and finishing the year at a yearly low of $53.8/bbl. In 2019, the oil market tightened throughout the first and second quarter, finishing the first half of the year just higher than $65/bbl, but almost $10/bbl lower than its mid-April peak of $75/bbl. While tensions grew in the Middle East fueled by renewed sanctions on Iran, the U.S. continued to pump oil at record high levels. Facing a gloomy economic outlook, at the start of the third quarter of 2019, the Organization of Petroleum Exporting Countries ("OPEC") and Russia confirmed they would continue their efforts to balance the global market by extending the 1.2 million bpd cut by another nine months.
After averaging $62.4/bbl an range-bound trading in the fourth quarter of 2019 (see table below for quarterly average prices), during the first weeks of January oil prices traded up to $71/bbl, but immediately started to decline mainly due to OPEC and Russia failing to find an agreement to extend output cuts beyond March 2020, and the sudden drop of demand due to the worldwide pandemic driven lockdown, driving prices down 75% by April 2020. After reaching its lowest point since 2002, oil prices, backed by various economic stimulus packages, recovered by more than $20/bbl and were just above $40/bbl at the end of the first half of 2020. After a period of range-bound trading ($40 - $45/bbl for most of the time) from June to November, prices increased by 36% in the last two months of 2020 (from its lowest point in the second half of 2020 of $37.5/bbl at the end of October to $51.0/bbl by the end of December). This price increase was fueled by the optimism surrounding a COVID-19 vaccine and OPEC deciding to further cut production into 2021.
The following table shows certain quarterly average prices of oil, thermal coal and CO2 for the past three years:

116	Management report

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European thermal coal import (API2) spot average price $ per ton	European Union allowance average price € per ton of CO2 equivalent December Delivery

Q1 2018	67.23	62.89	86.09	9.80
Q2 2018	74.97	67.91	89.97	14.49
Q3 2018	75.84	69.43	98.66	18.85
Q4 2018	68.60	59.34	92.45	20.47

Q1 2019	63.83	54.90	75.38	22.24
Q2 2019	68.47	59.91	57.13	25.55
Q3 2019	62.03	56.44	58.75	26.93
Q4 2019	62.42	56.87	58.24	24.88

Q1 2020	50.82	45.78	49.96	22.81
Q2 2020	33.39	28.00	44.61	21.28
Q3 2020	43.34	40.92	51.54	27.41
Q4 2020	45.26	42.70	58.69	27.61
CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. Launched in 2005, the European Union Emission Trading System (“EU-ETS”) has finished its third phase, which stretched from 2013 to December 2020. The fourth phase may require ArcelorMittal to incur additional costs to acquire emission allowances. However, the Company targets a reduction in emissions of 30% by 2030 and has plans to become carbon neutral by 2050 as detailed in its climate action report available on its website (which highlights that ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and an innovative DRI-based route). The EU-ETS is based on a cap-and-trade principle; it sets a cap on greenhouse gas emissions (“GHG”) from covered installations, which is then reduced year after year. Since 2009, a surplus of emission allowances has built up in the EU-ETS which kept prices below €10 per ton of CO2 equivalent (“€/tCO2e”) until 2018.
To boost the EUA price and to provide an incentive to the industry and the power sector to alter their behavior in terms of CO2 emissions, the European Commission keeps reforming the scheme. In 2018, the EUA price rallied from below €8/tCO2e in January to above €25/tCO2e by early September. Throughout the first half of 2019, the EUA price increased by 15% and finished the second quarter of 2019 at €26.5/tCO2e. Not only did the EUA price increase but the market was highly volatile mainly driven by uncertainties around Brexit, the end of the compliance period in April and the market stability reserve (“MSR”) which started operating in January 2019, reducing auction supplies since the second week of January. A new historical high was reached in July 2019, when the price for an EUA reached €30/tCO2e. However, prices generally remained around €22/tCO2e in the first quarter of 2019 while prices were around €25/tCO2e for the rest of 2019. Prices in the first two months of 2020 remained in the same range as the fourth quarter of 2019. In March 2020, when it became clear that Europe would go into a pandemic driven lockdown, the CO2 price went down by €10/tCO2e (40%) within less than ten trading days. After bottoming below €15/tCO2e in the last week of March 2020, the market went on a steady path of recovery demonstrating a strong correlation with the global financial market. The CO2 prices at the end of the first half of the 2020 increased again to pre-COVID-19 levels around €25/tCO2e. For the second part of the year the market remained hectic with price levels between €23/tCO2e and €30.5/tCO2e. Closely mimicking the movements of the equity markets CO2 forward prices increased by 45% (+ €23/tCO2e) in the last two months of the year, reaching an all time high of €33.45/tCO2e as of December 31, 2020. One of the main drivers for such an increase was the acceptance of a 55% emissions reduction target by 2030 and the anticipation of tighter supply in the future.
The Company uses derivative financial instruments to manage its exposure to fluctuations in prices of emission rights allowances. See notes 6.3 (for the hedging impacts in the financial statements) and 9.1 (for the provisions recognized) to the consolidated financial statements for further information.
Thermal coal
Throughout the first quarter of 2018, the spot price for all publications index number 2 (“API2”) - which reflects the price for imports into ARA (Amsterdam-Rotterdam-Antwerp) - shed almost 20% as the global supply demand balance softened. After increasing throughout the second quarter of 2018, the API2 surpassed the $100/t mark in the third quarter, triggered by utilities replenishing stocks and strong demand from power stations due to a hot and dry summer. In the fourth quarter of 2018, prices remained volatile but decreased almost 20% amid China's imposition of new import restrictions, and Europe benefiting from a mild start to the winter.
During the first half of 2019, the downward trend continued and the spot price for all publications index number 2 ("API2") declined significantly, finishing the second quarter of 2019 at a 3 year low of just below $50/t (half of the 2018 peak reached in the third quarter of 2018). This sharp price decrease was driven by coal-to-gas switching across the European power sector and an abundance of supply, since Australia had to redirect its cargoes due to Chinese import restrictions. During the third quarter of 2019, short term prices rebounded amid higher spot demand and stock replenishing activity ahead of the winter. However, a milder than average winter led to a price decrease

Management report	117
of almost 20% during the fourth quarter of 2019, from around $64/t in September to $52/t at the end of December 2019. The first quarter of 2020 traded within a band of $47/t to $55/t. Across Europe, the physical need for thermal coal remained low as it was more favorable to burn natural gas than coal to generate power. At the end of April 2020, the power demand across North West Europe collapsed further dragging down thermal coal to a historical low of $39/t. Throughout May and June of 2020, the spot price for API2 gained more than 25% and finished the first half of 2020 where it started. The recovery was backed by a reduction in global supply due to output cuts in several key regions and increasing freight rates. The lowest point of the second half of 2020 was reached at the end of August, followed by an almost 50% increase (+ $23/t) to finish the year above $70/t for spot deliveries. As for the wider energy complex, the increase was fueled by the prospect of a brighter future. In addition, tightness in the Asian Pacific region due to trade disputes between China and Australia as well as weather related supply disruptions provided the needed support for a new 20-month high.
Natural gas - Europe
In 2018 the TTF Spot Price (the price for natural gas to be delivered the next day, which is traded on a virtual trading platform located in the Netherlands) averaged €22.85 per Megawatt hour (“€/MWh”). During the last quarter of 2018 the TTF spot price tumbled from €29.5/MWh down to €22.0/MWh. This trend continued into 2019, and the TTF spot price plummeted below the €10.0/MWh mark by the end of June 2019. This sharp decrease of 55% from the beginning of the first quarter to the end of the second quarter of 2019 happened on the back of milder than normal seasonal temperatures, rapidly improving storage levels, historical high liquefied natural gas ("LNG") arrivals and strong imports of Norwegian and Russian piped gas. Throughout the third quarter of 2019, TTF spot prices traded on average at €10.2/MWh (year-on-year decrease of 58%), with a low in September close to €7/MWh. In November, TTF spot prices increased and reached levels around €16.6/MWh. This price increase was supported by colder temperatures and the fear that Russia and Ukraine would not be able to sign a new multi-year transit contract. At the end of December 2019, the two countries agreed on a deal leading to a price decrease, closing the year at €11.7/MWh.
The TTF spot price steadily declined from January 2020 to May 2020. The average price in January 2020 was €11.1/MWh which declined further to an average of €4.6/MWh in May 2020. This price drop was fueled by oversupply in the global LNG market, continuous strong pipeline supply into Europe and weak demand due to the absence of a harsh winter and the COVID-19 pandemic slowing down industrial activity. At the end of of May, the TTF spot price dropped below €4.0/MWh marking a new all-time low. It took until end of July before prices started to recover. Between end of July and end of December, the TTF spot price increased by almost €15.0/MWh to reach a year-high of €19.05/MWh by late December. While in August and September, U.S. LNG shut-ins limited the arrival of the super-chilled fuel, strong Asian winter demand in the fourth quarter led to poor arrivals of the period. In combination with the prospect of a quick rollout of a vaccine against COVID-19, this provided the needed support for the year-end rally.
Natural gas - United States
In North America, natural gas prices (see table below) trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. The recession in natural gas prices that held from the beginning of 2015 until September 2018 changed in the first two weeks of November 2018, as weather-related natural gas demand increased sharply, and the relatively low levels of natural gas in storage could not provide the needed flexibility leading to a 60% price increase in only 10 days. In mid-November 2018, the front-month Henry Hub natural gas futures hit a price of $4.8/MMBtu. Consequently, at the end of November, natural gas inventories stood 19% lower than the previous five-year average forcing the Henry Hub Month Ahead price to average $4.0/MMBtu throughout November and December 2018. Henry Hub natural gas futures lost more than 20% throughout the first half of 2019 and at the end of June were more than 50% lower than the winter peak in the fourth quarter of 2018. U.S. dry gas production during the first quarter of 2019 was almost 13% higher than in the same period a year earlier. This led to a faster than normal rise of working stocks in underground storage, resulting in downward pressure of the natural gas market. This downward pressure persisted throughout the second half of 2019, with only occasional spikes up to $2.7 per million British thermal units ("/MMBtu") in September and $2.9/MMBtu in November. Nevertheless, the fourth quarter of 2019 averaged $2.4/MMBtu (down 35% from the fourth quarter of 2018). Prices in the first half of 2020 ranged between $1.5/MMBtu - $2.0/MMBtu, a low since the first quarter of 2016. In addition to the negative impact on demand of natural gas, the COVID-19 pandemic also impacted its production, which stopped its multi-year growth trend and dropped sharply during the first half of the year. On the LNG side, U.S. exports were setting new records through the first quarter of 2020 and in first half of 2020, several plants ramped-up with only slight disruptions from the pandemic. However, low natural gas prices across the global lead to some forced shut-ins of U.S. LNG export facilities breaking the growth trend. At the end of the third quarter and into fourth quarter of 2020, exports ramped-up again to the early winter demand in Asia. While the Henry Hub average remained below $2.0/MMBtu during the first half, prices recovered steadily in the second half. At the end of October, Henry Hub reached its highest level of the year and breached the $3.2/MMBtu mark as compared to levels last observed in January 2019.

118	Management report
Natural gas - Asia
The Platts Japan Korea Marker ("JKM") - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan - front month contract prices dropped in the first half of 2018. In addition, at the end of the first quarter of 2018, the price spread between the Pacific and the Atlantic basin dropped below $1/MMBtu erasing the arbitrage window and allowing LNG cargoes to sail to Europe. This spread quickly increased to $3.7/MMBtu. After decreasing in the first a period of high volatility, the spread stabilized around $2.0/MMBtu by the end of the third quarter and into the fourth quarter of 2018, fueled by lackluster Asian demand, while charter rates for LNG vessels increased significantly .
During the first half of 2019, European importers had record high levels of LNG arrivals, reflecting the abundant supply across Asia amid healthy storage levels in key importing countries as a result of a mild winter. Furthermore, a significant ramp-up of new liquefaction capacity across Australia, the U.S. and Russia meant more supply to an already oversupplied market. Consequently, the JKM front month contract lost 47% from the start of the year until the end of June 2019. With muted demand and more global supply, the low prices persisted until the end of the second quarter of 2019. In the fourth quarter of 2019, amid the start of the winter, the JKM increased and averaged $5.9/MMBtu (although 42% lower than 2018).
In the first half of 2020, JKM traded at an all-time low. The decline in prices in the first half of 2020 was mainly due to greater supply than demand, mainly from the U.S. where multiple liquefaction trains ramped up, and muted demand amid full gas storage and the impact of the pandemic on oversupply. While some countries like South Korea or India benefited from the low price environment, others had a year-on-year decrease of LNG imports. Throughout the second quarter of 2020 and into August, JKM traded below $3.0/MMBtu. It continued until September before the market showed some signs of recovery ahead of the winter demand. The second half of 2020, JKM traded at historical lows during the summer and jump to lofty highs ($12.0/MMBtu) by end of December. This sharp increase was fuelled by strong Asia spot demand due to colder than average temperatures, supply disruptions in Australia and Middle East, as well as congestions at the Panama canal limiting U.S. supply to fill the void.
The following table shows quarterly average spot prices of natural gas for the past three years:

Natural gas
Source: Thomson Reuters	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu

Q1 2018	21.25	2.85	9.35
Q2 2018	21.06	2.83	8.71
Q3 2018	24.56	2.86	10.71
Q4 2018	24.65	3.72	10.24

Q1 2019	18.47	2.87	6.86
Q2 2019	13.02	2.51	4.94
Q3 2019	10.20	2.33	4.74
Q4 2019	12.66	2.41	5.91

Q1 2020	9.75	1.87	3.69
Q2 2020	5.38	1.75	2.23
Q3 2020	7.83	2.12	3.48
Q4 2020	14.70	2.76	7.43
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.). 2018 marked a structural change with the emergence of the CO2 price as one of the major price drivers. The forward baseload power contract for the front calendar year (delivery 2019) strongly increased in all European market places throughout the year (e.g. from €40.5 to €59.1/MWh in Belgium (an increase of 46% year-to-date), from €41.75 to €58.45/MWh in France (an increase of 40% year-to-date) and from €36.7 to €52.7/MWh in Germany (an increase of 44% year-to-date)). The 2018 price increase was mainly due to the overall fuel price increases, the unreliability of an aging French and Belgian nuclear fleet and a weak year in terms of renewable output, a trend which reversed in the first half of 2019, as tumbling fuel prices, combined with healthy renewable power generation and strong nuclear output helped to pressure spot prices (see average prices in the table below) across North West Europe. The lack of a severe summer heatwave helped to pressure the third quarter of 2019 prices. Wet early winter months, mild temperatures and good renewable power output contributed to a significant reduction in France and Belgium in the fourth quarter of 2019 as compared to 2018. This decrease occurred despite the fact that French nuclear availability was at a multi-year low for that time of the year, which is normally a strong support for prices. The 2019 trend continued into 2020, lower fuel prices meant lower generation cost while at the same time the renewable output across Europe grew year-on-year. On the demand side, the COVID-19 pandemic led to a sudden and severe demand drop. Consequently, in the first half of 2020, the power prices across Europe were almost reduced in half compared to the first half of 2019. May and June marked the low point for electricity prices across Europe. Along with natural gas and CO2 prices, the power prices recovered during the second

Management report	119
half of the year. A late heatwave in September in combination with poor renewable output provided the first strong price uptick. In December, the opposite, colder than normal temperatures in combination with poor renewables led to a second strong price uptick.
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for the past three years:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh

Q1 2018	36.05	44.09	45.17
Q2 2018	36.03	36.78	44.10
Q3 2018	53.86	57.58	61.08
Q4 2018	51.89	62.47	71.01

Q1 2019	41.35	47.18	48.34
Q2 2019	35.74	34.81	34.44
Q3 2019	37.55	35.64	35.11
Q4 2019	36.51	40.23	39.37

Q1 2020	26.44	29.29	29.98
Q2 2020	20.36	18.13	18.62
Q3 2020	36.22	39.13	36.61
Q4 2020	38.85	42.22	42.28

Ocean freight
The dry bulk market experienced its weakest year in 2020 since 2016. The Baltic Dry Index (“BDI”) average was at 1,066 points in 2020 compared to 1,352 points in 2019 (1,352 points in 2018). The Capesize index decreased by 27% year-on-year to average $13,073/day in 2020 compared to $18,025/day in 2019 ($16,529/day in 2018). The Panamax index decreased by 23% to an average of $8,587/day as compared to $11,112/day in 2019 ($11,654/day in 2018). In 2020, on the cape size, a total of 104 vessels or 23.4 million deadweight was delivered, 45 vessels were dismantled or 10.6 million deadweight as compared to 2019 when 79 vessels or 18.8 million deadweight was delivered, (52 vessels or 14.4 million deadweight in 2018). Panamax in 2020 had a total deliveries of 148 vessels or 12.2 million deadweight delivered and 0.8 million deadweight dismantled as compared to 2019 with 134 vessels or 11.1 million deadweight delivered (5.5 million deadweight in 2018).
Fleet growth across all segments was moderate, around an increase of 3.8% with order book and around 6% of the existing fleet as compared to an increase of 4.1% in deadweight terms in 2019 (2.6% increase compared to 2018).
Sources: Baltic Index, Fearnleys, Clarksons Platou, BIMCO, CTM.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. For example, ArcelorMittal’s subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials; thereby having a negative impact on the Company’s operating margins, unless the Company is able to pass along the higher cost in the form of higher selling prices. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.
Since April 1, 2018, the Company has designated a portfolio of euro denominated debt (€5.2 billion as of December 31, 2020) as a hedge of certain euro denominated investments (€7.4 billion as of December 31, 2020) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation in spot exchange rates between EUR/USD, which causes the amount of the net investments to vary. See also note 6.3 to the consolidated financial statements. As a result of the hedge designation, foreign exchange gains and losses related to the portfolio of euro denominated debt are recognized in other comprehensive income.
As of December 31, 2020, the Company is mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Indian rupee, Kazakhstani tenge, South African rand, Mexican peso, Polish zloty, Argentine peso and Ukrainian hryvnia against the U.S. dollar resulting from its trade payables and receivables.
In 2020, the euro increased from 1.1234 at December 31, 2019 to 1.2271 December 31, 2020 against the U.S. dollar as a result of the COVID-19 pandemic economic impact and euro rate differentials as the U.S. Federal Reserve ("FED") delivered two rates cuts in 2020 thus lowering FED Funds target rate to 0.25%.
The Polish zloty increased against the U.S. dollar throughout 2020 from 3.79 on December 31, 2019 to 3.72 on December 31, 2020. Although Polish economic performance has been impacted by the COVID-19 pandemic and lockdowns, the zloty’s behavior for the period mainly resulted from the persistent

120	Management report
accommodative stance from the Polish Central Bank, lowering its rate from 1.50% to 0.10%.
The Ukrainian hryvinia decreased against the U.S. dollar in 2020 starting from 23.69 on December 31, 2019 to 28.27 on December 31, 2020 reflecting the economic impacts of the COVID-19 pandemic.
The Kazakh tenge decreased against the U.S. dollar in 2020 starting from 381.18 on December 31, 2019 to 420.71 on December 31, 2020. This fluctuation was due to the economic impact of the COVID-19 pandemic, the associated lockdowns and a decrease in demand for oil.
The Indian rupee depreciated against the U.S. dollar in 2020 from 71.38 at the beginning of the year to 73.07 on December 31, 2020, because the Indian economy has been particularly hard hit by the COVID-19 pandemic.
The South African rand depreciated against the U.S. dollar from 14.12 on December 31, 2019 to 19.08 in April 2020 followed by appreciation to 14.62 on December 31, 2020, closing slightly lower year-on-year. Thus it did not significantly reflect the signs that the South African economy remains quite weak, with significant economic impact from the COVID-19 pandemic.
The Canadian dollar appreciated against the U.S. dollar throughout 2020, from 1.30 on December 31, 2019 to 1.27 on December 31, 2020, despite commodity prices weighing on the currency and the economic impact of the COVID-19 pandemic mainly due to a solid increase in domestic consumer demand.
The Mexican peso depreciated in 2020 against the U.S. dollar from 18.89 on December 31, 2019 to 25.35 in March 2020 followed by appreciation to 19.90 on December 31, 2020, closing slightly lower year-on-year. Growth in 2020 was lower than expected due to the COVID-19 pandemic, followed by low interest rates in U.S. dollar supporting the Mexican peso.
The Brazilian real depreciated against the U.S. dollar in 2020 from 4.03 on December 31, 2019 to 5.88 in May 2020 followed by appreciation to 5.20 on December 31, 2020, due to the significant impacts of the COVID-19 pandemic.
The Argentine peso depreciated against the U.S. dollar in 2020 from 59.89 on December 31, 2019 to 84.15 on December 31, 2020, as a poor economy, debt issues and the COVID-19 pandemic weighed on the local economy.
Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets.
However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2020, 2019 and 2018, specifically in China, in the U.S. and in Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity, rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore. The Chinese government set a target that 60 to 70 percent of steel should be produced by the top ten steel groups by 2025. In September 2019, Baowu Steel Group ("Baowu") and Magang (Group) Holding Co., Ltd ("Magang") signed a partnership agreement where Baowu secured a 51% stake in Magang, increasing Baowu's steel production capacity to approximately 90 million tonnes and representing a big step in the ongoing consolidation of the Chinese steel industry. On December 29, 2020, Jindal Stainless Limited announced an all-equity merger with Jindal Stainless (Hisar) Limited. The combined entity will have a capacity of 1.9 million tonnes and is expected to enter the top 10 stainless steel companies in the world and be the largest stainless steel company in India. The closing is expected in the second half of 2022 and is subject to approvals from statutory authorities, shareholders, creditors and NCLT.
In Europe, on October 29, 2019, Liberty House Group announced a merger with GFG Alliance's steel businesses to create Liberty Steel Group with a capacity of 18 million tonnes. According to the announcement, Liberty Steel Group will be the eighth largest steel producer outside China, with operations stretching from Australia to continental Europe, the United Kingdom and the United States. In addition, on October 16, 2020, Liberty Steel Group announced it made a non-binding indicative offer to acquire the steel activities of Thyssenkrupp subject to certain assumptions about the business and in December 2020 began due diligence with respect to this acquisition. The potential deal would mark the latest attempt at large-scale consolidation in Europe. In November 2018, ArcelorMittal completed the acquisition (via a long-term lease) of ArcelorMittal Italia, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. The transaction was approved by the European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, which were sold to Liberty Steel Group in June 2019. In December 2020, ArcelorMittal signed an agreement with Invitalia forming a public-private partnership which will result in joint control between the parties over ArcelorMittal Italia. See "Key transactions and events in 2020."

Management report	121
In another step towards consolidation in the U.S., United States Steel Corp announced on October 1, 2019 that it reached an agreement to purchase a minority stake in Big River Steel with an option to take complete control of the company over four years. On December 3, 2019, AK Steel and Cleveland Cliffs announced an all stock merger which was completed in March 2020. Additionally, in December 2020, ArcelorMittal sold ArcelorMittal USA's operations to Cleveland-Cliffs. See "Key transactions and events in 2020."
In December 2019, ArcelorMittal and Nippon Steel Corporation ("NSC") completed the acquisition of AMNS India through a joint venture agreement and following the submission of a competitive resolution plan setting out a positive future for the bankrupt company, an integrated flat steel producer and the largest steel company in western India. See “Business overview—Properties and capital expenditures—Investments in joint ventures.”
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
ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil, Europe, ACIS and Mining. The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, crude steel production, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash flow from operations less capital expenditures.
Years ended December 31, 2020, 2019 and 2018
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables provide a summary of ArcelorMittal’s performance by reportable segment for the year ended December 31, 2020, 2019 and 2018:

	Sales for the year ended December 31,[1]			Operating income (loss) for the year ended December 31,[2]
	2020	2019	2018	2020	2019	2018
Segment	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)
NAFTA	13,597	18,555	20,332	1,667	(1,259)	1,889
Brazil	6,271	8,113	8,711	754	846	1,356
Europe	28,071	37,721	40,488	(1,444)	(1,107)	1,632
ACIS	5,507	6,837	7,961	84	(25)	1,094
Mining	4,753	4,837	4,211	1,411	1,215	860
Others and eliminations	(4,929)	(5,448)	(5,670)	(362)	(297)	(292)
Total	53,270	70,615	76,033	2,110	(627)	6,539
1.Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2.Others and eliminations to segment operating income reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between segments. See table below.

122	Management report

Others and eliminations operating (loss) income	Year ended December 31,
	2020	2019	2018
	(in $ millions)	(in $ millions)	(in $ millions)
Corporate and shared services [1]	(199)	(144)	(170)
Financial activities	(22)	8	(23)
Shipping and logistics	6	(19)	1
Intragroup stock margin eliminations	(104)	13	(45)
Depreciation and impairment [2]	(43)	(155)	(55)
Total adjustments to segment operating income and other	(362)	(297)	(292)
1.Includes primarily staff and other holding costs and results from shared service activities.
2.Depreciation charges for 2019 included 94 of depreciation of right-of-use assets recognized in property, plant and equipment following the adoption of IFRS 16 "Leases" as of January 1, 2019 with respect to the Company’s shipping business Global Chartering, of which ArcelorMittal sold a 50% controlling interest on December 31, 2019.

As described earlier, in 2020, the Company successfully reduced fixed costs, (including temporary reductions and government support programs), in line with lower production resulting from the impacts of the COVID-19 pandemic. This reduction was achieved through: significant savings in labor cost (including salary reductions, utilizing the available economic unemployment schemes to match workforce to operating rates, temporary layoffs, reduction/elimination of contractors, reduced overtime, etc.), reduction in repairs and maintenance expenses (given lower operating rates) and savings in selling, general and administrative expenses. The comprehensive measures taken to “variabilize” fixed costs were critical to protecting profitability and cash flows. As economic activity recovered during the year, the Company responded by restarting or increasing production, leading to the reversal of a part of these savings. At the same time, the Company remained focused on structural cost improvements to appropriately position the fixed cost base for the post-COVID-19 operating environment.
Shipments and average steel selling price
ArcelorMittal had steel shipments of 69.1 million tonnes for the year ended December 31, 2020 as compared to steel shipments of 84.5 million tonnes for the year ended December 31, 2019, representing a decrease of 18.2%. On a comparable basis, removing shipments from the remedy assets sold in relation to the ArcelorMittal Italia acquisition in 2019 and the shipments from ArcelorMittal USA in 2019 and 2020 due to the sale, steel shipments for 2020 declined by 15.8% to 60.1 million tonnes as compared to 71.3 million tonnes in 2019, primarily due to the impact of the COVID-19 pandemic and the slowdown that occurred in first half of 2020. Shipments were lower in Europe (22.4%, or 18.6% excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition in 2019), Brazil (15.9%), NAFTA (14.4%, or 8.7% excluding ArcelorMittal USA) and ACIS (14.4%).
Steel shipments decreased 23.0% to 34.3 million tonnes in the first half of 2020 compared to 44.6 million tonnes for the first half of 2019 (down 19.4% excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition in the first half of 2019), while steel shipments decreased 12.9% to 34.8 million tonnes in the second half of 2020 compared to 39.9 million tonnes in the second half of 2019 (down 10.6% excluding the impact of ArcelorMittal USA on a comparable basis).
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
Average steel selling price decreased by 8.7% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. Average steel selling price in the first half of 2020 decreased by 14.7% as compared to the first half of 2019 and decreased by 1.8% in the second half of 2020 as compared to the second half of 2019.
Average steel selling price decreased by 9.6% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. Average steel selling price in the first half of 2019 decreased by 6.1% as compared to the first half of 2018

Management report	123
and decreased by 13.7% in the second half of 2019 as compared to the second half of 2018.
Sales
ArcelorMittal had sales of $53.3 billion for the year ended December 31, 2020, representing a 24.6% decrease from sales of $70.6 billion for the year ended December 31, 2019, primarily due to the impacts of the COVID-19 pandemic on lower steel shipments as discussed above and an 8.7% decrease in average steel selling prices. In the first half of 2020, sales were $25.8 billion decreasing from $38.5 billion in the first half of 2019, primarily due to 14.7% lower average steel selling prices and 23.0% lower steel shipments. In the second half of 2020, sales of $27.5 billion represented a 14.5% decrease as compared to sales of $32.1 billion in the second half of 2019, primarily driven by a 1.8% decrease in average steel selling prices and a 12.9% decrease in steel shipments.
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
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), energy, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2020 was $49.1 billion as compared to $68.9 billion for the year ended December 31, 2019, due to, lower steel shipments and the cost reduction measures described above in response to the COVID-19 pandemic and the gain of $1.5 billion related to the sale of ArcelorMittal USA and reversal of previous impairments of property plant and equipment at ArcelorMittal USA in connection with the sale for $660 million. These decreases were offset in part by impairments of $331 million relating to the Company's plate assets classified as held for sale in Europe, charges of $104 million following the permanent closure of a blast furnace and steel plant in Krakow (Poland) as well as $146 million of site restoration and termination charges for it, charges related to the permanent closure of the coke plant in Florange (France) of $92 million and inventory related charges in NAFTA and Europe of $0.7 billion. Selling, general and administrative expenses
(“SG&A”) were $2.0 billion for the year ended December 31, 2020 compared to $2.4 billion for the year ended December 31, 2019. SG&A as a percentage of sales increased for the year ended December 31, 2020 (3.8%) as compared to 2019 (3.3%).
Cost of sales for the year ended December 31, 2019 was $68.9 billion as compared to $67.0 billion for the year ended December 31, 2018, due to an increase in shipments (primarily due to the inclusion of ArcelorMittal Italia from November 1, 2018, partially offset by the sale of remedy asset as of June 30, 2019), an increase in raw material costs, impairment charges of $1.9 billion related to impairment of the fixed assets of ArcelorMittal USA ($1.3 billion - see NAFTA analysis below), remedy asset sales in connection with the ArcelorMittal Italia acquisition ($0.5 billion) and impairment charges in South Africa ($0.1 billion) as well as $0.8 billion primarily for inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing. SG&A were $2.4 billion for the year ended December 31, 2019 compared to $2.5 billion for the year ended December 31, 2018. SG&A as a percentage of sales increased marginally for the year ended December 31, 2019 (3.3%) as compared to 2018 (3.2%).
Operating (loss) income
ArcelorMittal’s operating income for the year ended December 31, 2020 was $2.1 billion as compared with an operating loss of $0.6 billion for the year ended December 31, 2019 and was impacted by the gains and impairments described above. Operating income was also impacted by weaker operating conditions as compared to 2019, including a negative price-cost effect in steel segments and lower steel shipments due to the COVID-19 pandemic offset in part by the fixed cost savings described above and improved mining performance, driven by higher seaborne iron ore reference prices (which were up 16.2%).
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
Operating income in 2018 was impacted by impairment charges of $1.0 billion primarily related to the remedy asset sales in connection with the ArcelorMittal Italia acquisition and the agreed remedy package required for the approval of the AMSF

124	Management report
acquisition, $113 million in charges related to a blast furnace dismantling in Florange (France), $60 million in charges related to the new collective labor agreement in the U.S. (including a signing bonus), a $146 million provision taken in the first quarter of 2018 in respect of a litigation case that was paid in the third quarter of 2018, partially offset by a $0.2 billion bargain purchase gain related to the acquisition of ArcelorMittal Italia and the recognition in Brazil of $202 million in PIS/Cofins tax credits related to prior periods.

NAFTA
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2020	2019	2018
Sales	13,597	18,555	20,332
Depreciation	(449)	(570)	(522)
Impairment reversal (impairment)	660	(1,300)	—
Operating income (loss)	1,667	(1,259)	1,889
Crude steel production (thousand tonnes)	17,813	21,897	22,559
Steel shipments (thousand tonnes)	17,902	20,921	22,047
Average steel selling price (USD/tonne)	702	810	852
The escalation of the COVID-19 pandemic during the latter part of the first quarter of 2020 impacted ArcelorMittal's key end markets in the U.S. and Canada. The Company responded immediately by significantly adapting its capacity which continued during the second quarter of 2020. With the recovery of demand starting from the third quarter of 2020, the Company restarted some capacity. On December 9, 2020, the Company completed the sale of its steel manufacturing and mining operations in USA to Cleveland-Cliffs.
Crude steel production, steel shipments and average steel selling price
Crude steel production decreased 18.7% to 17.8 million tonnes for the year ended December 31, 2020 as compared to 21.9 million tonnes for the year ended December 31, 2019. Crude steel production declined in the first half of 2020 primarily due to the adjustment of production to align with demand which was impacted by the pandemic (particularly in the U.S. and Canadian operations). Crude steel production in the second half of 2020 was 21.1% lower than the second half of 2019 mainly due to the adjustment of production to align with demand and the sale of ArcelorMittal USA to Cleveland-Cliffs on December 9, 2020. Crude steel production in the fourth quarter of 2020 for the rest of the NAFTA segment was 2.1 million tonnes, which represented a 2.8% increase compared to the third quarter of 2020 following the gradual improvement in demand.
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
Steel shipments decreased 14.4% for the year ended December 31, 2020 as compared to the year ended December 31, 2019 (including the impact of the sale of ArcelorMittal USA as mentioned above), reflecting the lower market demand during the year. Steel shipments increased for the rest of the NAFTA segment in the fourth quarter of 2020 by 4.9% following the gradual improvement in demand compared to the third quarter of 2020 and was only down by 1.4% compared to the fourth quarter of 2019 on a comparable basis. Shipments from the U.S. operations in 2020 were 9.14 million tonnes.
Steel shipments decreased 5.1% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 reflecting the decreased production and market demand during the year (including pronounced supply chain destocking).
Average steel selling prices decreased 13.4% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. In the first half of 2020, average steel selling prices were 18.5% lower than the first half of 2019, inline with the decline in market prices. Average steel selling prices in the second half of 2020 began to improve but remained 7.2% lower as compared to the second half of 2019.
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

Management report	125
Sales
Sales in the NAFTA segment were $13.6 billion for the year ended December 31, 2020, representing a 26.7% decrease as compared to the year ended December 31, 2019. Sales decreased primarily as a result of a decrease in average steel selling prices by 13.4% and a decrease in steel shipments by 14.4%.
Sales in the NAFTA segment were $18.6 billion for the year ended December 31, 2019, representing a 8.7% decrease as compared to the year ended December 31, 2018. Sales decreased primarily as a result of a decrease in average steel selling prices by 4.9% and a decrease in steel shipments by 5.1%.
Operating income (loss)
Operating income for the NAFTA segment was $1.7 billion for the year ended December 31, 2020 as compared to operating loss of $1.3 billion for the year ended December 31, 2019. Operating income for the year ended December 31, 2020 includes a $1.5 billion gain on the sale of ArcelorMittal USA and a $660 million gain related to the partial reversal of impairments recorded in ArcelorMittal USA following the announced sale, as well as inventory related charges of $0.5 billion. Operating loss for the year ended December 31, 2019 was impacted by impairment charges of $1.3 billion and inventory related charges of $0.2 billion as further detailed below. Excluding these gains, operating performance reflected weaker operating conditions (lower volumes and negative price-cost effect offset in part by lower fixed cost) due in particular to the impact of the COVID-19 pandemic.
Operating loss for the NAFTA segment was $1.3 billion for the year ended December 31, 2019 as compared to operating income of $1.9 billion for the year ended December 31, 2018, primarily driven by a 5.1% decline in steel shipments and a negative price cost effect due to a 4.9% decrease in average steel selling prices, reflecting weaker demand exacerbated by prolonged customer destocking and increased domestic supply with prices well below import parity, and an increase in raw material prices. Operating income for the year ended December 31, 2019 was negatively impacted by an impairment in the second quarter of 2019 of property, plant and equipment of ArcelorMittal USA for $0.6 billion and a further impairment in the fourth quarter of 2019 of the property, plant and equipment of ArcelorMittal USA for $0.7 billion following downward revisions of future cash flow projections reflecting lower near term average steel selling price assumptions. Operating loss for the year ended December 31, 2019 also included $0.2 billion in charges related to inventory following a period of exceptionally weak steel pricing. Operating income in 2018 was impacted by other items as described above.

Brazil
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2020	2019	2018
Sales	6,271	8,113	8,711
Depreciation	(224)	(274)	(298)
Impairments	—	—	(86)
Operating income	754	846	1,356
Crude steel production (thousand tonnes)	9,539	11,001	12,264
Steel shipments (thousand tonnes)	9,410	11,192	11,464
Average steel selling price (USD/tonne)	634	679	719
The COVID-19 pandemic and government containment efforts started later in Latin America than in some other geographies. As a result, the Company idled ArcelorMittal Tubarão's blast furnace No. 3 from April 21, 2020, and implemented production curtailments in Argentina and of long product capacity in Brazil, to match demand levels. Subsequently, given the sharp recovery in domestic demand, improving export market conditions and a favorable cost position, the Company restarted activities at ArcelorMittal Tubarão's blast furnace No. 2 in July (idled since June 2019) and blast furnace No. 3 in October and substantially all of its long product capacity in Brazil.
Crude steel production, steel shipments and average steel selling price
Crude steel production decreased 13.3% to 9.5 million tonnes for the year ended December 31, 2020 as compared to 11.0 million tonnes for the year ended December 31, 2019 mainly due to the COVID-19 pandemic and reduction in demand most significantly in the second quarter of 2020. Crude steel production increased in both flat (restart of BF#3 at ArcelorMittal Tubarão in the fourth quarter of 2020) and long products given the ongoing recovery in demand in the second half of 2020.
Crude steel production decreased 10.3% to 11.0 million tonnes for the year ended December 31, 2019 as compared to 12.3 million tonnes for the year ended December 31, 2018 mainly due to lower flat production following the stoppage of ArcelorMittal Tubarão's blast furnace #2 in response to deteriorating export market conditions and lower long product production.
Steel shipments decreased to 9.4 million tonnes for the year ended December 31, 2020 as compared to 11.2 million tonnes for the year ended December 31, 2019. Steel shipments in the first half of 2020 decreased 22.2% as compared to the first half of 2019 primarily due to the impacts of the COVID-19 pandemic, while shipments for the second half of 2020 were 9.5% lower compared to the second half of 2019 reflecting the ongoing recovery in demand.

126	Management report
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
Average steel selling prices decreased 6.7% for the year ended December 31, 2020 as compared to the year ended December 31, 2019 in line with domestic and export prices and include the impact of the depreciation of the Brazilian Real on domestic selling prices. Average steel selling prices declined 15.0% in the first half of 2020 compared to first half of 2019 and increased 1.8% in the second half of 2020 compared to the second half of 2019 due to improvements for both domestic and export flat and long products.
Average steel selling prices decreased 5.5% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 in line with domestic and export prices. Average steel selling prices declined 4.7% in the first half of 2019 compared to first half of 2018 and 7.0% in the second half of 2019 compared to the second half of 2018.
Sales
In the Brazil segment, sales decreased 22.7% to $6.3 billion for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to a 6.7% decrease in average steel selling prices and a 15.9% decrease in shipments. In the first half of 2020, sales decreased 35.0% to $2.8 billion as compared to $4.3 billion for the first half of 2019 primarily due to 22.2% lower steel shipments and 15.0% lower average steel selling prices, while in the second half of 2020, sales decreased 9.0% compared to the second half of 2019 driven by a 9.5% decrease in shipments offset in part by 1.8% increase in average steel selling prices.
In the Brazil segment, sales decreased 6.9% to $8.1 billion for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to a 5.5% decrease in average steel selling prices and a 2.4% decrease in shipments. In the first half of 2019, sales increased 2.5% to $4.3 billion as compared to $4.2 billion for the first half of 2018 primarily due to 6.6% higher steel shipments partially offset by 4.7% lower average steel selling prices while in the second half of 2019, sales decreased 15.5% compared to the second half of 2018 driven by a 10.1% decrease in shipments and a 7.0% decrease in average steel selling prices.
Operating income
Operating income for the Brazil segment was $754 million for the year ended December 31, 2020, representing a decrease of 10.9% as compared to the year ended December 31, 2019. In the first half of 2020 operating income decreased 43.6% primarily driven by lower steel shipments offset in part by lower costs, while operating income for the second half of 2020 increased 30.3% as compared to the second half of 2019, primarily due to a positive price-cost effect. Operating income for the first and second halves of 2020 was also negatively impacted by foreign exchange translation impact due to the significant depreciation of Brazilian Real for the year ended December 31, 2020.
Operating income for the Brazil segment was $846 million for the year ended December 31, 2019, representing a decrease of 37.6% as compared to the year ended December 31, 2018, driven primarily by a negative price-cost effect reflecting in part the increasing price of iron ore due to supply-side developments in Brazil, foreign exchange translation impact and lower steel shipments in the second half of 2019. Operating income in 2018 was impacted by impairment charges and other items as described above.

Europe
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2020	2019	2018
Sales	28,071	37,721	40,488
Depreciation	(1,413)	(1,256)	(1,195)
Impairments	(527)	(525)	(908)
Operating (loss) income	(1,444)	(1,107)	1,632
Crude steel production (thousand tonnes)	34,004	43,913	44,693
Steel shipments (thousand tonnes)	32,873	42,352	41,020
Average steel selling price (USD/tonne)	655	696	787
The COVID-19 pandemic containment measures began impacting European industrial activity in mid-March. The Company announced measures on March 19, 2020 to reduce production and the temporary idling of steel making and finishing assets, including operations in Italy, France, Spain, Germany, Belgium and Poland which continued in the second quarter of 2020. In the second half of 2020, demand and activity levels gradually improved, particularly for automotive and manufacturing activity resulting in the restart of several assets idled earlier in the year.

Management report	127
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment decreased 22.6% to 34.0 million tonnes for the year ended December 31, 2020 as compared to 43.9 million tonnes for the year ended December 31, 2019. On a comparable basis, adjusting for the impact of the sale of remedy assets related to the acquisition of ArcelorMittal Italia in 2019, production decreased 18.6%. In the first half of 2020, crude steel production decreased 30.5% to 17.0 million tonnes from 24.5 million tonnes in the first half of 2019, primarily driven by weak demand caused by the COVID-19 pandemic and lockdown measures in response to the COVID-19 pandemic and the impact of the sale of remedy assets mentioned above. In the second half of 2020, crude steel production decreased 12.6% to 17.0 million tonnes from 19.5 million tonnes in the second half of 2019, in line with the improved activity levels described above. Despite the sequential improvement, steel demand remains well below pre-crisis levels. Although the Company has restarted capacity in the second half of 2020, some steel-making capacity during the last quarter of 2020 remained idled, including a blast furnace at Gent, Belgium that restarted March 1, 2021 following a major reline.
Crude steel production for the Europe segment decreased 1.7% to 43.9 million tonnes for the year ended December 31, 2019 as compared to 44.7 million tonnes for the year ended December 31, 2018. In the first half of 2019, crude steel production increased 9.8% to 24.5 million tonnes from 22.3 million tonnes in the first half of 2018, primarily due to the impact of ArcelorMittal Italia (subsequent to its acquisition on November 1, 2018). The Company announced production cuts in May 2019 for approximately 4.2 million tonnes of annualized production to bring supply in line with addressable demand. The production cuts were implemented in the second half of 2019, with a portion taking effect in the third quarter of 2019 and the remainder completed as scheduled in the fourth quarter of 2019. Crude steel production decreased 13.2% in the second half of 2019 compared to the second half of 2018, including the impact of the remedy asset sales for the ArcelorMittal Italia acquisition with effect from June 30, 2019 and production cuts.
Steel shipments were 32.9 million tonnes for the year ended December 31, 2020, a 22.4% decrease from steel shipments of 42.4 million for the year ended December 31, 2019. On a comparable basis, adjusting for the exit of the remedy asset sales related to the acquisition of ArcelorMittal Italia in June 2019, shipments decreased 18.6%. Steel shipments decreased 31.0% to 16.1 million tonnes in the first half of 2020, from 23.4 million tonnes in the first half of 2019, including the lower shipments related to the sale of remedy assets for the ArcelorMittal Italia acquisition on June 30, 2019, primarily driven by lower industrial activity and steel demand due to the pandemic impact. Steel shipments in Europe started to decline in the latter part of March and early in the second quarter of 2020 due to the pandemic containment measures implemented. Steel shipments decreased 11.8% in the second half of 2020 compared to the second half of 2019, primarily due to the impacts of the COVID-19 pandemic.
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
Average steel selling prices decreased 5.8% for the year ended December 31, 2020 as compared to the year ended December 31, 2019 in line with the lower market prices. Average steel selling prices decreased 11.2% during the first half of 2020 as compared to the first half of 2019 and marginally increased 0.4% during the second half of 2020 as compared to the second half of 2019, reflecting improved international prices particularly in the fourth quarter of 2020 and including the impact of appreciation of the euro against the U.S. dollar in the second half of 2020.
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
Sales
Sales in the Europe segment were $28.1 billion for the year ended December 31, 2020, representing an 25.6% decrease as compared to sales of $37.7 billion for the year ended December 31, 2019, primarily due to a 5.8% decrease in average steel selling prices and a 22.4% decrease in steel shipments. Sales decreased by 35.6% and 13.2%in the first and second half of 2020 as compared to the first and second half of 2019, respectively.

128	Management report
Sales in the Europe segment were $37.7 billion for the year ended December 31, 2019, representing an 6.8% decrease as compared to sales of $40.5 billion for the year ended December 31, 2018, primarily due to an 11.7% decrease in average steel selling prices offset in part by a 3.2% increase in steel shipments. Sales decreased by 1.3% and 12.9% in the first and second half of 2019 as compared to the first and second half of 2018, respectively.
Operating (loss) income
Operating loss for the Europe segment for the year ended December 31, 2020 was $1.4 billion as compared to $1.1 billion for the year ended December 31, 2019. The operating loss was impacted by lower steel shipments and average steel selling prices driving a negative price-cost effect, partly offset by fixed cost reduction and improved performance at ArcelorMittal Italia. Operating loss in the first half of 2020 included an impairment of $0.1 billion related to the coke plant in Florange, France, which was closed at the end of April 2020 and inventory related charges of $191 million due to a weaker steel pricing outlook driven by the pandemic impacts. In the second half of 2020, operating loss included impairment charges of $331 million related to the plate assets classified as held for sale, $104 million related to the closure of the blast furnace and the steel plant in Krakow (Poland) as well as $146 million related to its site restoration and termination charges.
Operating loss for the Europe segment for the year ended December 31, 2019 was $1.1 billion as compared to an income of $1.6 billion for the year ended December 31, 2018. The operating loss was impacted by a negative price-cost effect (with lower steel pricing due to weaker economic activity and continued high level of imports, as well as higher raw material costs), continued losses at ArcelorMittal Italia, foreign exchange impact, an impairment of $0.5 billion in the first half of 2019 related to the remedy asset sales for the ArcelorMittal Italia acquisition and inventory related charges of $0.5 billion in the fourth quarter of 2019 following a period of exceptionally weak steel pricing. For the purposes of comparison with the prior year, the operating loss contribution (excluding purchase price allocation impact in 2018 and full year depreciation effect in 2019) of ArcelorMittal Italia for 2019 deteriorated by $0.6 billion compared to 2018 as it was consolidated from November 1, 2018. Operating income in 2018 was impacted by impairment charges and other items as described above.

ACIS
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2020	2019	2018
Sales	5,507	6,837	7,961
Depreciation	(332)	(364)	(311)
Impairments	—	(102)	—
Operating income (loss)	84	(25)	1,094
Crude steel production (thousand tonnes)	10,171	12,998	13,022
Steel shipments (thousand tonnes)	9,881	11,547	11,741
Average steel selling price (USD/tonne)	464	517	598
The direct COVID-19 pandemic impact in the second quarter of 2020 in the CIS region was more limited than in South Africa. During the second quarter of 2020, ArcelorMittal South Africa took several steps, including significant production cuts across all operations, to support the country's lockdown measures. The economic activity levels remained weak and having reassessed its strategic asset footprint for 2020, the Company decided to idle blast furnace C at Vanderbijlpark, and the Vereeniging electric arc furnace until demand recovers. However, with the improvement in demand, BF C was restarted in December 2020 and Vereeniging electric arc furnace continued to operate as of December 2020.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment decreased 21.7% to 10.2 million tonnes for the year ended December 31, 2020 from 13.0 million tonnes for the year ended December 31, 2019. In the first half of 2020, crude steel production decreased 24.7% to 5.0 million tonnes from 6.6 million tonnes in the first half of 2019, primarily due to weak demand caused by the pandemic effects in all regions, in particular due to the lockdown measures in South Africa as well as the impact of the permanent closure of the Saldanha facility in South Africa. In the second half of 2020, crude steel production decreased 18.8% to 5.2 million tonnes from 6.4 million tonnes in the second half of 2019, primarily due to the impact of COVID-19 on the demand which remains well below pre-crisis levels, and including the impact of the permanent closure of the Saldanha facility.
Crude steel production for the ACIS segment decreased marginally by 0.2% remaining at 13.0 million tonnes for the year ended December 31, 2019 and 2018.
Steel shipments for the year ended December 31, 2020 decreased by 14.4% to 9.9 million tonnes as compared to 11.5 million tonnes for the year ended December 31, 2019 mainly due to the COVID-19 pandemic impact in South Africa as well

Management report	129
as the impact of permanent closure of the Saldanha facility, partially offset by improved shipments in Kazakhstan.
Steel shipments for the year ended December 31, 2019 decreased by 1.7% to 11.5 million tonnes as compared to 11.7 million tonnes for the year ended December 31, 2018 primarily due to lower shipments in South Africa impacted by weaker demand, offset in part by the normalization of production in the second quarter of 2019 at Temirtau following an explosion.
Average steel selling prices decreased 10.2% for the year ended December 31, 2020 as compared to the year ended December 31, 2019 in line with lower market prices. Average steel selling prices decreased 18.0% and 1.4% in the first and second half of 2020, respectively compared to the same periods in 2019.
Average steel selling prices decreased 13.6% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 in line with market prices. Average steel selling prices decreased 12.6% and 14.7% in the first and second half of 2019, respectively compared to the same periods in 2018.
Sales
Sales in the ACIS segment were $5.5 billion for the year ended December 31, 2020, representing a decrease of 19.5% as compared to the year ended December 31, 2019, primarily due to a 10.2% decrease in average steel selling prices and a 14.4% decrease in steel shipments.
Sales in the ACIS segment were $6.8 billion for the year ended December 31, 2019, representing a decrease of 14.1% as compared to the year ended December 31, 2018, primarily due to a 13.6% decrease in average steel selling prices and a 1.7% decrease in steel shipments.
Operating income (loss)
Operating income for the ACIS segment for the year ended December 31, 2020 was $83.9 million as compared to loss of $25.0 million for the year ended December 31, 2019, primarily due to the impact of impairment charges in the year ended December 2019 as described below, and lower costs including the benefit from currency depreciation on local currency denominated costs which partially offset the impact of lower shipments and selling prices. ArcelorMittal South Africa implemented several cost reduction measures in response to the pandemic to ensure the sustainability of operations in the first half of 2020.
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

Mining
		Performance for the year ended December 31,
(in millions of USD unless otherwise shown)		2020	2019	2018
Sales		4,753	4,837	4,211
Depreciation		(500)	(448)	(418)
Operating income		1,411	1,215	860
Own iron ore production (million tonnes)		58.0	57.1	58.5
Iron ore shipped externally and internally at market price (million tonnes)	[1,2]	38.2	37.1	37.6
Iron ore shipment - cost plus basis (million tonnes)	[1],	19.8	22.2	20.6

Own coal production (million tonnes)		5.0	5.5	5.9
Coal shipped externally and internally at market price (million tonnes)	[1,2]	2.7	2.8	2.5
Coal shipment - cost plus basis (million tonnes)	[1],	2.4	2.9	3.3
1.There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) "Market-priced tonnes" represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties which are transferred to the Company’s steel producing segments at the prevailing market price; (3) “Cost-plus tonnes”:  internal sales of mined product that do not constitute market-priced tonnes to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

130	Management report

	Note			Year ended December 31,
Iron ore production (million metric tonnes)	1,	Type	Product	2020	2019	2018
North America	2,	Open pit	Concentrate, lump, fines and pellets	33.7	35.4	36.9
South America		Open pit	Lump and fines	3.2	2.3	2.8
Europe		Open pit	Concentrate and lump	1.4	1.5	1.4
Africa		Open pit / Underground	Fines	5.1	4.4	4.6
Asia, CIS & Other		Open pit / Underground	Concentrate, lump, fines and sinter feed	14.6	13.5	12.8
Total own iron ore production				58.0	57.1	58.5
1.Total of all finished production of fines, concentrate, pellets and lumps.
2.Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).

	Note	Year ended December 31,
Coal production (million metric tonnes)		2020	2019	2018
Own mines
North America		1.39	1.96	2.09
Asia, CIS & Other		3.62	3.53	3.82
Total coal production		5.01	5.49	5.91
The direct impact of the COVID-19 pandemic on the mining operations has been minimal with some initial impact at ArcelorMittal Mines and Infrastructure Canada ("AMMC") during the early part of the second quarter of 2020 and the temporary idling of the Hibbing joint operation during part of the second and third quarters due to lower requirements for steel production. The operations in AMMC resumed normal activity in early May and Hibbing in July.
Production
ArcelorMittal had iron ore production of 58.0 million tonnes for the year ended December 31, 2020, an increase of 1.6% compared to the year ended December 31, 2019. Iron ore production decreased 2.7% for the first half of 2020 compared to the first half of 2019 primarily due to the idling of the Hibbing joint operation in the U.S. early May, due to lower internal demand, which restarted on July 27, 2020 and lower production in AMMC. Iron ore production increased 6.0% for the second half of 2020 compared to the second half of 2019 primarily due to higher production at AMMC, Ukraine and Brazil. On December 9, 2020, ArcelorMittal USA (including Princeton coal mines and Hibbing/Minorca iron ore mines) were sold to Cleveland-Cliffs.
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
ArcelorMittal had coking coal production of 5.0 million tonnes for the year ended December 31, 2020, a decrease of 8.8% compared to the year ended December 31, 2019 mainly due to lower production in Princeton including the impact of its sale to Cleveland-Cliffs on December 9, 2020.
ArcelorMittal had coking coal production of 5.5 million tonnes for the year ended December 31, 2019, a decrease of 7.1% compared to the year ended December 31, 2018 mainly due to lower production in both Kazakhstan and Princeton.
Sales
Sales in the Mining segment were $4.8 billion for the year ended December 31, 2020, representing a decrease of 1.7% as compared to the year ended December 31, 2019. Sales in the first half of 2020 were 19.4% lower at $2.1 billion compared to the same period in 2019 and in the second half of 2020 were 18.0% higher at $2.7 billion compared to the same period in 2019 reflecting higher sales at AMMC, in Liberia, in Mexico and in Ukraine.
Sales in the Mining segment were $4.8 billion for the year ended December 31, 2019, representing an increase of 14.9% as compared to the year ended December 31, 2018. Sales were 22.1% higher at $2.6 billion and 7.8% higher at $2.2 billion for the first and second half of 2019, respectively as compared to the same periods in 2018.
Sales to external customers were $1.5 billion for the year ended December 31, 2020, representing an increase of 24.5% as compared to the year ended December 31, 2019 mainly due to higher external shipments and seaborne iron ore reference prices and lower freight costs. Iron ore shipments were 58.0 million tonnes for the year ended December 31, 2020, representing a 2.2% decrease as compared to 59.3 million tonnes for the year ended December 31, 2019 mainly due to

Management report	131
lower production in the first half of 2020 as described above. Iron ore shipments to external parties were 14.8 million tonnes for the year ended December 31, 2020 as compared to 12.0 million tonnes for the year ended December 31, 2019, primarily driven by higher shipments in Ukraine and AMMC. Coal shipments were 5.1 million tonnes for the year ended December 31, 2020 as compared with 5.7 million tonnes for the year ended December 31, 2019, mainly due to lower shipments in Princeton, including the impact of its sale to Cleveland-Cliffs on December 9, 2020.
Sales to external customers were $1,165 million for the year ended December 31, 2019, representing an increase of 15.5% as compared to the year ended December 31, 2018 mainly due to the increase in seaborne iron ore reference prices. Iron ore shipments were 59.3 million tonnes for the year ended December 31, 2019, representing a 1.8% increase as compared to 58.3 million tonnes for the year ended December 31, 2018. Iron ore shipments to external parties were 12.0 million tonnes for the year ended December 31, 2019 as compared to 12.7 million tonnes for the year ended December 31, 2018, primarily due to lower production at AMMC. Coal shipments were 5.7 million tonnes for the year ended December 31, 2019 as compared with 5.8 million tonnes for the year ended December 31, 2018.
The average reference iron ore price was $109.03 per tonne in 2020, $93.63 per tonne in 2019 and $69.70 per tonne in 2018 (delivered to China, normalized to Qingdao and 62% Fe US $ per tonne, Metal Bulletin) and the average reference price for hard coking coal was $123.46 per tonne in 2020, $176.71 per tonne in 2019 and $206.62 per tonne in 2018 (Premium HCC FOB Aus, Metal Bulletin). However, there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time. See also quarterly reference prices in "—Raw materials" above.
Operating income
Operating income for the Mining segment was $1.4 billion for the year ended December 31, 2020 as compared to $1.2 billion for the year ended December 31, 2019, primarily driven by the increase in the iron ore reference prices offset in part by lower coking coal reference prices. Operating income for Mining segment was $0.5 billion and $0.9 billion in the first and second half of 2020, respectively, as operating performance improved in the second half due to improved shipments and higher reference prices.
Operating income for the Mining segment was $1,215 million for the year ended December 31, 2019 as compared to $860 million for the year ended December 31, 2018, primarily driven by the increase in the iron ore reference prices offset in part by the reduction in market-priced iron ore shipments and lower coking coal reference prices and lower iron ore quality premia.
Income or loss from investments in associates, joint ventures and other investments
ArcelorMittal recorded income of $234 million from investments in associates, joint ventures and other investments for the year ended December 31, 2020, as compared to $347 million for the year ended December 31, 2019 and includes positive contribution from AMNS India offset in part by the negative impact of the COVID-19 pandemic on other investees including a $211 million impairment of the Company's investment in DHS (Germany) following the revised future cash flow expectations. AMNS India performed strongly in 2020 with crude steel production of 6.5 million tonnes and V-shaped demand recovery post COVID-19 lockdowns (with the second quarter and particularly April impacted by lockdown measures). The annual dividend income from Erdemir was lower at $12 million as compared to $93 million in 2019.
ArcelorMittal recorded income of $347 million from investments in associates, joint ventures and other investments for the year ended December 31, 2019, as compared to $652 million for the year ended December 31, 2018 and includes a dividend income from Erdemir of $93 million as compared to $87 million in 2018.
Financing costs-net
Financing costs-net include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities).
Net financing costs were lower at $1.3 billion for the year ended December 31, 2020 as compared to $1.7 billion for the year ended December 31, 2019. Net interest expense (interest expense less interest income) was lower at $421 million for the year ended December 31, 2020 as compared to $607 million for the year ended December 31, 2019, following debt repayments and liability management transactions.
Foreign exchange gains were $107 million and $4 million for the years ended December 31, 2020 and 2019, respectively.
Other net financing costs (including expenses related to true sale of receivables, bank fees, interest on pensions and fair value adjustments of the call option of the mandatorily convertible bond and derivative instruments) were $0.9 billion for the year ended December 31, 2020 compared to $1.0 billion for the year ended December 31, 2019, and included mark-to-market losses related to the mandatory convertible bond call option totaling $68 million as compared to $356 million for the year ended December 31, 2019. Other net financing costs for 2020 also include $178 million expenses related to the extension of the mandatory convertible bond and early bond redemption premium expenses of $120 million.

132	Management report
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
Income tax expense (benefit)
ArcelorMittal recorded an income tax expense of $1.7 billion for the year ended December 31, 2020 as compared to $0.5 billion for the year ended December 31, 2019. The deferred tax expense in 2020 mainly includes derecognition of deferred tax assets recorded in Luxembourg following the sale of ArcelorMittal USA ($624 million), due to anticipated lower intra-group income from ArcelorMittal USA (primarily lower branding, R&D fees and interest income).
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

Management report	133
The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2020, 2019 and 2018 are as set forth below:

	2020		2019		2018
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
Argentina	21	25.00%	3	25.00%	6	25.00%
Belgium	(60)	25.00%	(37)	25.00%	55	25.00%
Brazil	53	34.00%	84	34.00%	271	34.00%
Canada	274	25.90%	234	25.90%	359	25.90%
Czech Republic	—	19.00%	(2)	19.00%	(51)	19.00%
France	(158)	25.82%	(164)	25.82%	48	25.82%
Germany	(181)	30.30%	(124)	30.30%	(22)	30.30%
Italy	(145)	24.00%	(254)	24.00%	2	24.00%
Kazakhstan	(15)	20.00%	52	20.00%	65	20.00%
Liberia	39	25.00%	31	25.00%	(3)	25.00%
Luxembourg	327	24.94%	407	24.94%	123	26.01%
Mexico	(84)	30.00%	(105)	30.00%	73	30.00%
Poland	(54)	19.00%	(27)	19.00%	45	19.00%
Romania	(8)	16.00%	(14)	16.00%	(44)	16.00%
South Africa	(35)	28.00%	(92)	28.00%	19	28.00%
Spain	(87)	25.00%	(73)	25.00%	18	25.00%
Ukraine	(1)	18.00%	(21)	18.00%	69	18.00%
United States	209	21.00%	(382)	21.00%	44	21.00%
Others	41		16		(34)
Total	136		(468)		1,043
Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.
Non-controlling interests
Net income attributable to non-controlling interests was $155 million for the year ended December 31, 2020 as compared to $63 million for the year ended December 31, 2019. Net income attributable to non-controlling interests increased in 2020 primarily as a result of the improved operating performance of ArcelorMittal South Africa.
Net income attributable to non-controlling interests was $63 million for the year ended December 31, 2019 as compared to $181 million for the year ended December 31, 2018. Net income attributable to non-controlling interests decreased in 2019 primarily as a result of the operating performance of ArcelorMittal South Africa.
Net income attributable to equity holders of the parent
ArcelorMittal’s net loss attributable to equity holders of the parent was $0.7 billion for the year ended December 31, 2020, compared to $2.5 billion in 2019. The net income attributable to equity holders of the parent was $5.1 billion for the year ended December 31, 2018.
Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.
Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, as well as dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is

134	Management report
currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of December 31, 2020, ArcelorMittal’s cash and cash equivalents, restricted cash and other restricted funds amounted to $6.0 billion as compared to $5.0 billion as of December 31, 2019. Restricted cash and other restricted funds of $363 million as of December 31, 2020 included $56 million relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and $260 million with respect to a cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after disposal (see note 4.1 to the consolidated financial statements). In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of December 31, 2020 and 2019.
As of December 31, 2020, ArcelorMittal’s total debt, which includes long-term debt and short-term debt was $12.3 billion, compared to $14.3 billion as of December 31, 2019.
Net debt (defined as long-term debt ($9.8 billion) plus short-term debt ($2.5 billion), less cash and cash equivalents, restricted cash and other restricted funds ($6.0 billion) was $6.4 billion as of December 31, 2020, down from $9.3 billion at December 31, 2019, comprised of long-term debt ($11.4 billion) plus short-term debt ($2.9 billion), less cash and cash equivalents and restricted cash ($5.0 billion). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2020 and 2019 was 16% and 23% respectively.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. In 2020, ArcelorMittal's long term corporate credit rating was downgraded by Fitch on April 8, 2020 to ‘BB+’ with negative outlook and by Moody’s on May 8, 2020 to ‘Ba1’ with stable outlook, and on February 11, 2021, S&P revised the outlook of the Company’s rating from negative to stable and reaffirmed the BBB- long-term issuer credit rating, as described in the Risk Factors above. See "Introduction—Risk factors—Risks related to ArcelorMittal's financial position and organizational structure—ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business and the market's perception of ArcelorMittal's leverage may affect its share price."
ArcelorMittal signed on December 19, 2018 an agreement for a $5.5 billion revolving credit facility with a maturity of December 19, 2023. During the fourth quarter of 2020, ArcelorMittal executed the second option to extend the facility to December 19, 2025. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023 as of December 31, 2020. Both one year extension options have now been exercised. The facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The agreement also requires compliance with a financial covenant, as summarized below.
The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facility) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1. As of December 31, 2020, the Company was in compliance with the ratio.
Non-compliance with the covenants in the Company’s borrowing agreements would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2020 and December 31, 2019.
As of December 31, 2020, ArcelorMittal had guaranteed $140 million of debt of its operating subsidiaries compared to $236 million as of December 31, 2019. See also note 9.4 to the consolidated financial statements for a description of ArcelorMittal guarantees for joint ventures of $4.5 billion as of December 31, 2020. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.
On March 16, 2020, the parent company of AMNS India entered into a $5.1 billion ten-year term loan agreement with Japan Bank for International Cooperation, MUFG Bank LTD., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch). The proceeds of the loan were used to refinance in full the amounts borrowed by it in connection with the acquisition of AMNS India, including the amounts borrowed under the $7

Management report	135
billion bridge term facilities agreement guaranteed by ArcelorMittal. The obligations under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%. The guarantee provided by ArcelorMittal includes the same “Leverage Ratio” financial covenant as that described above for its $5.5 billion revolving credit facility dated December 19, 2018.
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2020.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of December 31, 2020	2021	2022	2023	2024	2025	>2025	Total
Bonds	0.4	0.6	1.4	2.0	1.1	2.3	7.8
Commercial paper	1.0	—	—	—	—	—	1.0
Lease liabilities and other loans	1.1	0.4	1.1	0.2	0.2	0.5	3.5
Total gross debt	2.5	1.0	2.5	2.2	1.3	2.8	12.3
As of December 31, 2020, the $5.5 billion revolving credit facility was fully available.
The average debt maturity of the Company was 5.2 years as of December 31, 2020, as compared to 5.3 years as of December 31, 2019.
Further information regarding ArcelorMittal’s outstanding short-term and long-term indebtedness as of December 31, 2020, including the breakdown between fixed rate and variable rate debt, is set forth in note 6 to the consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 6 to the consolidated financial statements.
Financings
ArcelorMittal’s principal credit facilities are described below, for further information on its existing credit facilities and several debt financing and repayment transactions completed during 2020, please refer to note 6 to the consolidated financial statements.
Principal credit facilities
On May 5, 2020, ArcelorMittal signed an agreement for a $0.7 billion and €2.1 billion term facility (together the “Term Facility”) with a maturity of May 5, 2021, to be used for general corporate purposes. The Term Facility included some restrictive covenants described under the section "Liquidity and capital resources" above. The Term Facility included a mandatory prepayment and cancellation clause for proceeds received under debt and capital market transactions, less certain costs. On May 20, 2020, further to the issuance of $0.7 billion of common shares and $1.2 billion of mandatory convertible subordinated notes, the commitments under the Term Facility were reduced to $0.2 billion and €0.7 billion. On July 17, 2020 ArcelorMittal sent a cancellation notice for all unutilized amounts under the facility. The cancellation notice was effective on July 22, 2020 and the facility was terminated.
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility replaced the $5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporates a single tranche of $5.5 billion. On November 27, 2019 and on November 26, 2020, ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025 respectively. The commitments are $5.5 billion until December 19, 2023 and $5.4 billion until December 19, 2025. The Facility may be used for general corporate purposes. As of December 31, 2020, the $5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and September 30, 2014 to reduce its amount to $450 million and to $350 million, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which matures on July 31, 2022. On August 5, 2020 the Letter of Credit Facility maturity was extended to July 31, 2023. On November 25, 2020 the Letter of Credit Facility increased its amount to $395 million.
Mandatory convertible bond
Please refer to note 6.3 and 11.2 to the consolidated financial statements.

136	Management report
Working capital management
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”)). As of December 31, 2020, the total amount of trade accounts receivables sold amounted to $3.8 billion. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 82 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $2 billion of trade payables were subject to early discount by its suppliers in 2020 as compared to $2.6 billion in 2019). Given the nature and large diversification of its suppliers base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of December 31, 2020, a 5 day reduction in trade payable days would result in a trade payables decrease by $570 million.
Earnings distribution
ArcelorMittal held 22.1 million shares in treasury as of December 31, 2020, as compared to 9.8 million shares as of December 31, 2019. As of December 31, 2020, the number of shares held by the Company in treasury represented approximately 2% of the Company’s total issued share capital.
On January 31, 2018, the Company announced that the Board had agreed on a new dividend policy which was approved by the shareholders at the annual general meeting of shareholders in May 2018. Given the current de-leveraging focus, dividends began at $0.10/share in 2018 (paid from 2017 results). The Company intended to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, return a percentage of net cash provided by operating activities annually. The Company paid the base dividend in 2019 (paid from 2018 earnings) of $0.20 per share to the shareholders. On February 4, 2020, given the resilient cash flow and progress towards its net debt target, the Board proposed a base dividend of $0.30 per share for 2020 (in respect of 2019). However, against the backdrop of significant cost savings measures being taken across the business due to the COVID-19 pandemic, the Board determined during the second quarter of 2020 it both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalizes.
Following the achievement of the Group’s $7 billion net debt target, and in line with its previous statements, the Board has approved during the first quarter of 2021 a new capital return policy. See "History and development of the Company—Capital return policy". According to this policy, the Board recommends a $0.30/share base dividend be paid in June 2021, subject to the approval of shareholders at the AGM in May 2021.
Pension/OPEB liabilities
The defined benefit liabilities for employee benefits decreased by $2.6 billion to $4.7 billion as of December 31, 2020, as compared to $7.3 billion as of December 31, 2019. The decrease is mainly related to the derecognition of the ArcelorMittal USA net pension and OPEB liabilities with carrying amounts of $3.2 billion partly offset by the increase in the defined benefit obligation due to higher discount rates net of an increase in asset value and other actuarial gains. For additional information with respect to the Company’s pension plan and OPEB liabilities, including a breakdown by region and by type of plan, see note 8.2 to the consolidated financial statements.
Sources and uses of cash
Years ended December 31, 2020, 2019 and 2018
The following table presents a summary of cash flow of ArcelorMittal:

Summary of cash flow	For the year ended December 31,
(in $ millions)	2020	2019	2018
Net cash provided by operating activities	4,082	6,017	4,196
Net cash used in investing activities	(2,011)	(3,824)	(3,759)
Net cash (used in) provided by financing activities	(1,498)	514	(689)

Management report	137
Net cash provided by operating activities
For the year ended December 31, 2020, net cash provided by operating activities decreased to $4.1 billion, as compared with $6.0 billion for the year ended December 31, 2019. The decrease in net cash provided by operating activities was mainly due to an operating working capital release of $1.5 billion as compared to an operating working capital release of $2.2 billion in 2019, including an inflow for inventories of $1.79 billion, an outflow for trade accounts receivable of $0.08 billion, partially offset by an outflow for trade accounts payable of $0.21 billion. The operating working capital release was driven by a significant reduction of inventories and improved receivable rotation days including lower overdue receivables.
For the year ended December 31, 2019, net cash provided by operating activities increased to $6.0 billion, as compared with $4.2 billion for the year ended December 31, 2018. The increase in net cash provided by operating activities was mainly due to an operating working capital release of $2.2 billion, including an inflow for inventories of $2.47 billion, an inflow for trade accounts receivables of $0.96 billion, partially offset by an outflow of trade accounts payables of $1.24 billion. The operating working capital release was driven by lower inventories and receivables, due in part to lower selling prices, particularly in the fourth quarter of 2019, as well as by raw material costs and improved collection of receivables.
Net cash used in investing activities
Net cash used in investing activities was $2.0 billion for the year ended December 31, 2020 as compared to $3.8 billion for the year ended December 31, 2019. Capital expenditures were $2.4 billion for the year ended December 31, 2020 as compared to $3.6 billion for the year ended December 31, 2019. Capital expenditures for the year ended December 31, 2020 were in line with previous guidance of $2.4 billion (down from initial guidance of $3.2 billion). Excluding the capital expenditures of ArcelorMittal USA and ArcelorMittal Italia, capital expenditures in 2020 would have been $1.9 billion. The Company expects 2021 capital expenditures to increase to $2.8 billion, broadly in line with 2019, excluding ArcelorMittal USA and ArcelorMittal Italia.
Cash provided by other investing activities include net consideration received of $497 million (net of cash disposed of and transaction fees paid), for the sale of ArcelorMittal USA and $127 million received during the first quarter of 2020 in connection with the sale of the 50% interest in Global Chartering Limited during the fourth quarter of 2019, partially offset by lease payments for ArcelorMittal Italia and $260 million with respect to a cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after disposal.
Net cash used in investing activities was $3.8 billion for the year ended December 31, 2019 and 2018. Capital expenditures increased to $3.6 billion for the year ended December 31, 2019 as compared to $3.3 billion for the year ended December 31, 2018. Capital expenditures for the year ended December 31, 2019 were significantly below the initial guidance of $4.3 billion but marginally above the revised $3.5 billion guidance provided after the third quarter of 2019 and below the mid-year guidance of $3.8 billion as the Company adapted its capital expenditure plans to the weaker market conditions. Cash used in investing activities included:
i.$0.8 billion net cash outflow for the acquisition of AMNS India and $83 million additional UG payments,
ii.lease payments ($200 million) for the ArcelorMittal Italia acquisition and
iii.the acquisition of Münker Metallprofile GmbH in Germany ($46 million).
These outflows were offset in part by:
i.proceeds from remedy asset sales for the ArcelorMittal Italia acquisition of $518 million (cash consideration of $694 million, net of cash disposed of $34 million, an escrow deposit of $125 million which was subsequently drawn and proceeds of $17 million paid to a joint venture of the Company),
ii.the final installment of disposal proceeds from ArcelorMittal USA's 21% stake in the Empire Iron Mine Partnership for $44 million and
iii.the sale of remaining 2.6% stake in Gerdau for $116 million.
ArcelorMittal’s major capital expenditures in 2020 included the following projects: the ArcelorMittal Mexico new hot strip mill, the ArcelorMittal Italia environmental investment program, the new LF&CC 2&3 in ArcelorMittal Kryvyi Rih which was completed in the first quarter of 2020 and the hot strip mill modernization in Dofasco.
ArcelorMittal’s major capital expenditures in 2019 included the following projects: the ArcelorMittal Mexico new hot strip mill, the ArcelorMittal Italia environmental investment program, the new LF&CC 2&3 in ArcelorMittal Kryvyi Rih and the new walking beam furnaces at Burns Harbor, along with other ongoing projects.
The Company maintains the ability to adapt its capital expenditures plan to the operating environment and expects 2021 capital expenditures to be approximately $2.8 billion. See “Properties and capital expenditures—Capital expenditures” and "—Outlook" below.
Net cash provided by financing activities
Net cash used in financing activities was $1.5 billion for the year ended December 31, 2020, as compared to the net cash provided by financing activities of $0.5 billion in 2019. In 2020,

138	Management report
net cash used in financing activities included an outflow for net payments of $2.4 billion for short and long-term debt, $500 million for the share buyback program, $135 million for the purchase of Intesa San Paolo S.p.A. ("ISP")'s ownership interest in ArcelorMittal Italia, dividends of $181 million paid to non-controlling shareholders and $264 million for lease payments and other financing activities. These outflows were partially offset by inflows of $1.2 billion net proceeds from the issuance of the MCNs and $740 million net proceeds from the equity offering. For further details related to capital markets, liability management transactions and debt repayments in 2020, see note 6.1.2 to the consolidated financial statements.
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
Dividends during the year ended December 31, 2020 of $181 million were paid to non-controlling shareholders in subsidiaries. Dividends paid during the year ended December 31, 2019 were $332 million, including $203 million paid to ArcelorMittal shareholders and $129 million paid to non-controlling shareholders in subsidiaries.
Equity
Equity attributable to the equity holders of the parent decreased marginally to $38.3 billion as of December 31, 2020 from $38.5 billion as of December 31, 2019. The net loss attributable to the equity holders of the parent of $0.7 billion, foreign exchange losses of $0.9 billion, $0.3 billion actuarial losses and $0.5 billion decrease for the share buyback program were largely offset by increases of $1.1 billion for the MCNs, $0.7 billion for the equity offering and a $0.4 billion increase in the fair value of investments held in equity instruments at FVOCI. See note 11 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2020.
Equity attributable to the equity holders of the parent decreased to $38.5 billion at December 31, 2019, as compared to $42.1 billion at December 31, 2018, primarily due to the net loss attributable to the equity holders of the parent of $2.5 billion . and $0.3 billion actuarial losses.
For additional analysis of sources and uses of cash in 2018, please refer to "Operating and financial review and prospects—Liquidity and capital resources—Sources and uses of cash” in the Company's annual report for the year ended December 31, 2019.
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

Management report	139
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
ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials, thereby negatively impacting the Company’s operating margins, unless the Company is able to pass along the higher cost in the form of higher selling prices.
ArcelorMittal faces foreign currency translation risk, which arises when ArcelorMittal translates the financial statements of its subsidiaries, denominated in currencies other than the U.S. dollar for inclusion in ArcelorMittal’s consolidated financial statements.
The tables below illustrate the impact of an appreciation and a depreciation of the U.S. dollar of 10% against the euro, on the conversion of the net debt of ArcelorMittal into U.S. dollars as of December 31, 2020 and December 31, 2019. The impact on net debt denominated in a currency different than the euro, is computed based on historical data of how such currency would move against the U.S. dollar when the U.S. dollar appreciates/depreciates 10% against the euro. A positive sign means an increase in the net debt.

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2020	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	(31)	20
Brazilian real	(6)	5
Canadian dollar	(14)	15
Euro	(444)	444
Moroccan dirham	9	(10)
Polish zloty	(10)	12
Other	16	(20)

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2019	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	9	(19)
Brazilian real	(3)	6
Euro	(522)	522
Polish zloty	(21)	27
South African rand	8	(12)
Ukrainian hryvinia	26	(12)
Other	6	(7)

140	Management report
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
In respect of non-exchange traded commodities, ArcelorMittal is exposed to volatility in the prices of raw materials such as iron ore (which is generally correlated with steel prices with a time lag) and coking coal. This exposure is almost entirely managed through long-term contracts, however some hedging of iron ore exposures is made through derivative contracts. For a more detailed discussion of ArcelorMittal’s iron ore and coking coal purchases, see “Operating and financial review —Economic conditions—Raw materials”.
Contractual obligations
As of December 31, 2020, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2020, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.
ArcelorMittal had outstanding, as of December 31, 2020, various long-term obligations that will become due in 2021 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2020, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental commitments and asset retirement obligations).

Management report	141

(amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations—scheduled repayments—note 6.1.2 to the consolidated financial statements	12,322	2,507	3,409	3,530	2,876
Environmental commitments and asset retirement obligations—note 9.1 and note 9.3 to the consolidated financial statements[1]	1,058	66	277	231	484
Purchase obligations—note 9.4 to the consolidated financial statements	13,047	4,588	2,730	1,846	3,883
Funding contribution to the pension and post-employment plans[2]—note 8.2 to the consolidated financial statements	243	243	—	—	—
Scheduled interest payments	3,022	326	569	423	1,704
Other long-term liabilities	259	—	164	32	63
Acquisition/investment commitments—note 9.4 to the consolidated financial statements	354	352	1	—	1
Total	30,305	8,082	7,150	6,062	9,011
1ArcelorMittal may be subject to additional environmental liabilities not included in the table above.
2The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2020. Also included are liabilities related to environmental matters, which are further discussed in notes 9.1 and 9.3 to the consolidated financial statements. For further details on commitments, please refer to note 9.4 to the consolidated financial statements.
Outlook
Based on the current economic outlook, ArcelorMittal expects global ASC in 2021 to grow between 4.5% to 5.5% (versus a contraction of 1.0% in 2020).
Economic activity progressively improved during the second half of 2020 as lockdown measures eased. Following a prolonged period of destocking, the global steel industry is now benefiting from a favorable supply demand balance, supporting increasing utilization as demand recovers. Given this positive outlook, and subject to pandemic-related macroeconomic uncertainties, the Company expects ASC to grow in 2021 versus 2020 in all its core markets. By region:
•In the U.S., ASC is expected to grow within a range of 10.0% to 12.0% in 2021 (versus an estimated 16.0% contraction in 2020, when flat products declined by 12.0%), with stronger ASC in flat products particularly automotive while construction demand (non-residential) remains weak.
•In Europe, ASC is expected to grow within a range of 7.5% to 9.5% in 2021 (versus an estimated 10.0% contraction in 2020); with strong automotive demand expected to recover from low levels and continued support for infrastructure and residential demand.
•In Brazil, ASC is expected to continue to expand in 2021 with growth expected in the range of 6.0% to 8.0% (versus estimated growth of 1.0% in 2020) supported by ongoing construction demand and recovery in the end markets for flat steel.
•In the CIS, ASC growth in 2021 is expected to recover to within a range of 4.0% to 6.0% (versus 5.0% estimated contraction in 2020).
•In India, ASC growth in 2021 is expected to recover to within a range of 16% to 18% (versus 17% estimated contraction in 2020).
•As a result, overall world ex-China ASC in 2021 is expected to grow within the range of 8.5% to 9.5% supported by a strong rebound in India (versus 11.0% contraction in 2020).
•In China, overall demand is expected to continue to grow in 2021 to 1.0% to 3.0% (supported by ongoing stimulus) (versus estimated growth of 9.0% in 2020 which recovered well post the initial impact of the COVID-19 pandemic earlier in the year driven by stimulus).
In 2020, cash needs of the business (including capital expenditures, interest, cash paid for taxes, pensions and certain other cash payments but excluding working capital movements) were $4.1 billion (higher than the previous $3.7 billion guidance). This includes cash paid for taxes, pensions and other cash payments of $1.3 billion ($0.5 billion higher than previous guidance largely on account of higher tax payments including higher mining profitability and $0.1 billion premium on early repayment of bonds). Capital expenditures were $2.4 billion (in line with guidance and down from initial guidance of $3.2 billion) and net interest expense was $0.4 billion ($0.1 billion lower than previous guidance). The Company has provided capital expenditure guidance for 2021 of $2.8 billion (composed of an

142	Management report
estimated $2.4 billion of maintenance capital expenditures and $0.4 million of strategic capital expenditures) and net interest expense of $0.3 billion. The Company expects demand conditions to improve in 2021 which is expected to result in a normalization of maintenance capital expenditure levels. Full year 2021 depreciation is expected to be approximately $2.7 billion following the sale of ArcelorMittal USA in December 2020 and the anticipated deconsolidation of ArcelorMittal Italia in early 2021 (assuming current exchange rates).
All of the statements in this "Outlook" section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Economic conditions".

Management and employees
Directors and senior management
Board of Directors
ArcelorMittal places a strong emphasis on corporate governance. ArcelorMittal has six independent directors on its ten member Board of Directors. The Board’s Audit & Risk Committee and Appointments, Remuneration, Corporate Governance and Sustainability Committee (“ARCGS Committee”) are each comprised exclusively of independent directors.
The annual general meeting of shareholders on June 13, 2020 acknowledged the expiration of the terms of office of Mr. Lakshmi N. Mittal, Mr. Bruno Lafont and Mr. Michel Wurth. At the same meeting, the shareholders re-elected Mr. Lakshmi N. Mittal, Mr. Bruno Lafont and Mr. Michel Wurth, and elected Mr. Aditya Mittal and Mr. Etienne Schneider for a new term of three years each.
The Board of Directors is composed of ten directors, of which six are independent directors. Mr. Lakshmi N. Mittal was the Chairman and the CEO of the Company as of December 31, 2020. Mr. Bruno Lafont is the Lead Independent Director.
On February 11, 2021, Mr. Aditya Mittal became the CEO of the Company and Mr. Lakshmi N. Mittal remains Executive Chairman of the Board, see ("—Key transactions and events in 2020—Recent developments"). The CEO Office is renamed Executive Office and Mr. Genuino Christino became the CFO. The descriptions throughout this annual report reflect the governance structure in place during 2020.
In the most recent assessment of the Company’s leadership structure, the ARCGS Committee reviewed the key duties and responsibilities of the Company’s Chairman and Chief Executive Officer and its Lead Independent Director as follows:

Chairman	Lead Independent Director
* Chairs the Board of Directors' and shareholders' meetings	* Provides independent leadership to the Board of Directors
* Works with the Lead Independent Director to set agenda for the Board of Directors and reviews the schedule of the meetings	* Presides at executive sessions of independent directors
* Serves as a public face of the Board of Directors and of the Company	* Advises the Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
* Serves as a resource for the Board of Directors	* Coordinates the activities of the other independent directors
* Guides discussions at the Board of Directors meetings and encourages directors to express their positions	* Oversees Board of Directors' governance processes, including succession planning and other governance-related matters
* Communicates significant business developments and time-sensitive matters to the Board of Directors	* Liaison between the Chairman and the other independent directors
* Is responsible for managing day-to-day business and affairs of the Company	* Calls meetings of the independent directors when necessary and appropriate
* Interacts with the CEO Office and Executive Officers of the Company and frequently meets stakeholders and provides feedback to the Board of Directors	* Leads the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors
The members of the Board of Directors are set out below:

Management report	143

Name	Age[4]	Date of joining the Board[5]	End of Term	Position within ArcelorMittal[4]
Lakshmi N. Mittal	70	May 1997	May 2023	Chairman of the Board of Directors and Chief Executive Officer
Aditya Mittal[7]	44	June 2020	May 2023	Director and Chief Financial Officer
Vanisha Mittal Bhatia[6]	40	December 2004	May 2022	Director
Suzanne P. Nimocks2 3	61	January 2011	May 2022	Director
Bruno Lafont1 2 3	64	May 2011	May 2023	Lead Independent Director
Tye Burt[2] [3]	63	May 2012	May 2021	Director
Michel Wurth	66	May 2014	May 2023	Director
Karyn Ovelmen1 3	57	May 2015	May 2021	Director
Karel de Gucht1 3	66	May 2016	May 2022	Director
Etienne Schneider1 3	49	June 2020	May 2023	Director
1.Member of the Audit & Risk Committee.
2.Member of the Appointments, Remuneration, Corporate Governance and Sustainability Committee.
3.Non-executive and independent director.
4.Age and position as of December 31, 2020.
5.Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.
6.Ms. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and sister of Mr. Aditya Mittal.
7.Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia

Mr. Jeannot Krecké stepped down from the Board on June 13, 2020 due to retirement.
Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.
Lakshmi N. Mittal, 70, was the Chairman and Chief Executive Officer of ArcelorMittal, a renowned global businessman who serves on the boards of various companies and advisory councils. He is an active philanthropist engaged in the fields of education and child health. Mr. Mittal was born in Sadulpur in Rajasthan in 1950. He graduated from St Xavier’s College in Kolkata, where he received a Bachelor of Commerce degree. He has received numerous awards for his contribution to the steel industry over the years and recently, in April 2018, Mr. Mittal was awarded by the American Iron and Steel Institute with the Gary medal award recognizing his great contribution to the steel industry. He is widely recognized for successfully integrating many company acquisitions in North America, South America, Europe, South Africa and the CIS. Mr. Mittal is Chairman of the board of Aperam and a member of the board of Goldman Sachs. He previously sat on the board of Airbus N.V. He is a member of the Foreign Investment Council in Kazakhstan, the National Investment Council of Ukraine, the Global CEO Council of the Chinese People’s Association for Friendship with Foreign Countries, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee, the European Round Table of Industrialists, the India-US CEO Forum, the Indian School of Business and a member of the board of Trustees of Cleveland Clinic. Mr. Mittal is the father of Aditya Mittal (who was President, Chief Financial Officer and non-independent Director of ArcelorMittal) and Vanisha Mittal Bhatia (who is a non-independent Director of ArcelorMittal). Mr. Mittal is a citizen of India.
Aditya Mittal, 44, was the President and Chief Financial Officer of ArcelorMittal. He was also the Chief Executive Officer of ArcelorMittal Europe. Following the formation of ArcelorMittal in 2006, Aditya Mittal held various senior leadership roles, including managerial oversight of the Group's flat carbon steel businesses in the Americas and Europe, in addition to his role as CFO and membership in the Group Management Board. In 2008, Mr. Mittal was named ‘European Business Leader of the Future’ by CNBC Europe and was ranked fourth in Fortune magazine’s ‘40 under 40’ list in 2011. He is an active philanthropist with a particular interest in child health. Together with his wife Megha, he is a significant supporter of the Great Ormond Street Children’s Hospital in London, having funded the Mittal Children’s Medical Centre, and in India, the couple work closely with UNICEF, having funded the first ever country-wide survey into child nutrition, the results of which are being used by the Government of India to inform relevant policy. Mr. Mittal serves on the boards of ArcelorMittal, Aperam, HMEL and Iconiq Capital, and is the Chairman of the Board of ArcelorMittal Nippon Steel India. He is also a Trustee at the Brookings Institution and an alumni of the World Economic Forum Young Global Leader’s Programme. Aditya Mittal holds a Bachelor’s degree in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Aditya Mittal is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia. Mr. Aditya Mittal is a citizen of India.

144	Management report
Vanisha Mittal Bhatia, 40, is a non-independent Director of ArcelorMittal. She was appointed as a member of the LNM Holdings Board of Directors in June 2004. Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004, where she worked in the Procurement department leading various initiatives including "total cost of ownership program". She joined Aperam in April 2011 and since has held the position of Chief Strategy Officer. She has a Bachelor of Sciences from the European Business School. Ms. Mittal Bhatia is a citizen of India.
Suzanne P. Nimocks, 61, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration, Corporate Governance and Sustainability Committee. She was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010, and was with the firm in various other capacities beginning in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a board member of Ovintiv Inc (formerly Encana Corporation), Valaris Plc (formerly Ensco Rowan Companies Plc), and Owens Corning, all listed companies. Ovintiv Inc is a major natural gas exploration and production company, Valaris Plc provides drilling services for the oil and gas industry and Owens Corning is a manufacturer of building products. In the non-profit sector, she serves as a Trustee of the Texas Children’s Hospital and is on the global Advisory Board of Advancing Women in Energy. Ms. Nimocks is a citizen of the United States of America.
Bruno Lafont, 64, is Lead Independent Director of ArcelorMittal, a member of the Audit & Risk Committee and chairman of the Appointments, Remuneration, Corporate Governance and Sustainability Committee. He began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter, Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005, Chief Executive Officer in January 2006, and he was appointed Chairman and Chief Executive Officer in May 2007. In July 2015 Mr. Lafont was appointed Honorary Chairman of Lafarge. He was co-Chairman of the Board of Directors of LafargeHolcim between July 2015 and May 2017. He was a board member of EDF from 2008 to 2019. Mr. Lafont left the Executive Committee of the World Business Council for
Sustainable Development (WBCSD) in December 2019. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France. Mr. Lafont has informed the Company that, on December 8, 2017, he (along with five other former Lafarge officers) was placed under formal investigation (mis en examen) in his capacity as former CEO of Lafarge SA, in relation to alleged payments made by a subsidiary of Lafarge SA (Lafarge Cement Syria) to terrorist groups in Syria, and that alleged violations of EU economic sanctions and French labor law are also being investigated.
Tye Burt, 63, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration, Corporate Governance Committee and Sustainability Committee. He was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is the Chair and Principal at Carbon Arc Capital Investments Corp. and was the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. Mr. Burt is a member of the Board of Directors of Boart Longyear, a global leader in the drilling services and equipment industry. He is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.
Michel Wurth, 66, is a non-independent Director of ArcelorMittal. He joined Arbed in 1979 and held a variety of functions before joining the Arbed Group Management Board and becoming its chief financial officer in 1996. The merger of Aceralia, Arbed and Usinor, leading to the creation of Arcelor in 2002, led to Mr. Wurth’s appointment as senior executive vice president and CFO of Arcelor. He became a member of ArcelorMittal’s Group Management Board in 2006, responsible for Flat Carbon Europe, Global R&D, Distribution Solutions and Long Carbon Worldwide respectively. Michel Wurth retired from the GMB in April 2014 and was elected to ArcelorMittal’s board of directors

Management report	145
in May 2014. He holds a Law degree from the University of Grenoble, France, and a degree in Political Science from the Institut d’Études Politiques de Grenoble as well as a Master’s of Economics from the London School of Economics, UK. Mr. Wurth is also doctor of laws honoris causa of the Sacred Heart University, Luxembourg. Mr. Wurth is Chairman of ArcelorMittal Luxembourg S.A. (a wholly owned subsidiary of ArcelorMittal S.A.) as well as Vice Chairman of the supervisory board of Dillinger Hütte AG and Dillinger Hütte Saarstahl AG (associates of ArcelorMittal). Mr. Wurth served as Chairman of the Luxembourg Chamber of Commerce between May 2004 and May 2019 and is a member of the Council of the Central Bank of Luxembourg. He is also non- executive board member of Orion Engineered Carbon S.A., non-executive Chairman of Paul Wurth S.A. and member of the supervisory board of SMS Group, as well as non-executive Chairman of BIP Investment Partners S.A. and BIP Capital Partners S.A., of Brasserie Nationale S.A.. Orion Engineered Carbon is a leading producer of carbon black to the tire and chemical industries and is listed on the NASDAQ. Paul Wurth S.A. is controlled by SMS Group, a leading family owned equipment and engineering supplier for the steel and non-ferrous metal producing industry. BIP Investment Partners and BIP Capital Partners S.A. are Luxembourg based companies organized as investment funds investing in small and mid-cap private equity and Brasserie Nationale is a privately owned brewery based in Luxembourg. Mr. Wurth is vice-chairman of the Luxembourg Red Cross. Mr. Wurth is a citizen of Luxembourg.
Karyn Ovelmen, 57, is a non-executive and independent Director of ArcelorMittal as well as the chairman of the Audit & Risk Committee. From January 2019 to December 31, 2019, Mrs. Ovelmen was the Gas Power Transformation Leader for the General Electric Company. Prior to that, she served as Executive Vice President and Chief Financial Officer of Flowserve, a position that she held from June 2015 to February 2017.  Previously, she also served as Chief Financial Officer and Executive Vice President of LyondellBasell Industries NV from 2011 to May 2015, as Executive Vice President and Chief Financial Officer of Petroplus Holdings AG from May 2006 to September 2010 and as Executive Vice President and Chief Financial Officer of Argus Services Corporation from 2005 to 2006. Prior to that, she was Vice President of External Reporting and Investor Relations for Premcor Refining Group Inc. She also spent 12 years with PricewaterhouseCoopers, primarily serving energy industry accounts. Mrs. Ovelmen is a member of the Hess Corporation Board of Directors and a member of the Audit Committee as of November 4, 2020. Mrs. Ovelmen was a member of the Gates Industrial Corporation plc. Board of Directors as a non-executive director and was a member of their Audit Committee from December 2017 to March 2019. Mrs. Ovelmen holds a Bachelor of Arts degree from the University of Connecticut, USA, and is a Certified Public
Accountant ("CPA"). Mrs. Ovelmen is a citizen of the United States of America.
Karel de Gucht, 66, is a non-executive and independent Director and a member of the Audit & Risk Committee. Mr. de Gucht is a Belgian Minister of State. He was the European Commissioner for Trade in the 2nd Barroso Commission from 2010 to 2014 and for Development and Humanitarian Aid in the 1st Barroso Commission from 2009 to 2010. Previously, Mr. De Gucht served as Belgium's Minister of Foreign Affairs from 2004 to 2009 and Vice Prime Minister of Belgium from 2008 to 2009. In addition, in 2006, he was the Chairman in Office of the Organization for Security and Cooperation in Europe (OSCE) and Member of the Security Council of the United Nations from 2007 to 2008. Since 1991, Mr. De Gucht has been a Professor of Law at the VUB (the Dutch-speaking Free University Brussels). He is currently a member of the European Advisory Board of CVC Capital Partners, a member of the board of directors of the listed company Proximus NV and the president of the IES, the Institute of European Studies at the VUB. Mr. de Gucht holds a Master of Law degree from the VUB. Mr. de Gucht is a Belgian citizen.
Etienne Schneider, 49, is a non-executive and independent Director and a member of the Audit & Risk Committee. Etienne Schneider joined the government of Luxembourg in 2012 as Minister of the Economy and Foreign Trade before being appointed Deputy Prime Minister, Minister of the Economy, Minister of Internal Security and Minister of Defense in 2013. In 2018, Mr Schneider became Deputy Prime Minister, Minister of the Economy and Minister of Health and in February 2020 retired from politics. He has previously filled several positions as a senior civil servant, such as a research assistant at the European Parliament in Brussels, economist for the LSAP parliamentary group in the Chamber of Deputies and project leader with NATO in Brussels. He also served as a government advisor responsible for various Directorates. Mr. Schneider became a member of the executive board of several companies, such as the Société électrique de l’Our (SEO), Enovos International SA, Enovos Deutschland AG and the National Credit and Investment Company (SNCI). Upon being appointed minister in 2012, he resigned from all of these positions. Mr. Schneider holds a degree from the Institut Catholique des Hautes Etudes Commerciales (ICHEC) in Brussels and from Greenwich University in London in commercial and financial sciences. Mr. Schneider is a citizen of Luxembourg.
Senior management
On December 15, 2015, the Company announced that it would simplify its management structure in-line with the ongoing drive to promote a performance-driven culture, empowering the segments to deliver optimum business results. As a result the GMB, which was established to ensure a smooth integration following the creation of ArcelorMittal, was replaced, effective

146	Management report
January 1, 2016, with a more flexible structure. As of December 31, 2020, ArcelorMittal’s senior management was comprised of the CEO Office supported by five other Executive Officers. ArcelorMittal’s CEO Office was comprised of the Chief Executive Officer (“CEO”), Mr. Lakshmi N. Mittal, and the President and Chief Financial Officer (“CFO”), Mr. Aditya Mittal. Together, the Executive Officers are responsible for the implementation of the Company strategy, overall management of the business and all operational decisions. As of January 1, 2021, Mr. John Brett and Mr. Genuino Christino were nominated Executive Officers and on February 11, 2021, the Company announced that following the promotion of Mr. Aditya Mittal, Mr. Genuino Christino would become CFO. The nomination of Bradley Davey to Executive Officer will be effective as of April 1, 2021.

Name	Age[1]	Position[1]
Lakshmi N. Mittal	70	Chairman and Chief Executive Officer of ArcelorMittal
Aditya Mittal	44	President and Chief Financial Officer of ArcelorMittal, Investor Relations, and Chief Executive Officer of ArcelorMittal Europe
Brian Aranha	65	Executive vice president, head of strategy, CTO, R&D, CCM, and global automotive
Jefferson de Paula	62	Executive vice president, CEO ArcelorMittal South America Long
Geert Van Poelvoorde	55	Executive vice president, CEO ArcelorMittal Europe Flat
Simon C. Wandke	61	Executive vice president, CEO ArcelorMittal Mining
Bart Wille	59	Executive vice president, head of HR
John Brett	55	Chief Executive Officer of ArcelorMittal North America
Bradley Davey	56	Executive Vice President and Head of Corporate Business Optimization
Genuino Christino	49	Executive vice president, Head of Finance
1.Age and position as of December 31, 2020.

Lakshmi N. Mittal (See “—Board of Directors”).
Aditya Mittal (See "—Board of Directors")
Brian Aranha, 65, is a member of the Group management committee and an executive vice president, responsible for several corporate functions: Strategy, Technology, R&D, Commercial Coordination, Global Automotive, Communications and CR, Capital Goods as well as certain JVs in China and Saudi Arabia. He joined Dofasco in 1979 and held various diverse positions until 2003 when he was appointed Vice President of Commercial. Following Dofasco's integration into ArcelorMittal in 2007 he held various positions in Europe and NAFTA until he assumed his current role in 2016. Brian holds a Bachelor of applied sciences and engineering from the University of Toronto and has attended the Executive Program at Queens University in Kingston, Ontario (Canada). Mr. Aranha is a citizen of Canada.
Jefferson de Paula, 62, is a member of the Group management committee who joined the group in 1991 as Meltshop Manager of Cariacica’s plant (Brazil) and became the plant’s General Manager in 1998. In 2001, he moved to Acindar in Argentina as COO and was appointed its Industrial and Commercial Vice President in 2006. In 2008, he joined Long Carbon Europe as COO of the Sections, Rails and Piles business division, later becoming CEO of Long Carbon Europe - South Division. In
2011, he was named CEO of Long Carbon Americas, which in 2014 became Long Carbon Central & South America. In 2020, he became CEO Long Carbon Latam & Mining Brazil. Mr. de Paula holds a Bachelor’s Degree in metallurgical engineering from Universidade Federal Fluminense (Brazil), a Master’s Degree in finance and marketing from Universidad Austral (Argentina) and has attended to senior executive courses from Insead (France) and from Kellogg - Northwestern University (USA). In addition to his position in the Group, Mr. de Paula is the current vice president and member of the strategic board of Minas Gerais State Industry Association (FIEMG), he sits in the board of directors of Brazil’s Steel Association (Aço Brasil) and is the former president and member of Latin American Steel Association board (Alacero). Mr. de Paula is a citizen of Brazil.
Geert Van Poelvoorde, 55, is a member of the Group management committee. He started his career in 1989 as a project engineer at the Sidmar Gent hot strip mill, where he held several senior positions in the automation and process computer department. He moved to Stahlwerke Bremen in 1995 as senior project manager. Between 1998 and 2002, he headed a number of departments, and in 2003 he was appointed director of Stahlwerke Bremen, responsible for operations and engineering. In 2005, Mr. Van Poelvoorde returned to ArcelorMittal Gent to take up the position of Chief Operating Officer. In 2008, he became Chief Executive Officer of ArcelorMittal Gent with direct responsibility for primary operations. He was appointed Chief Executive Officer of the

Management report	147
Business Division North within Flat Carbon Europe in 2009 and in January 2014, he was appointed Chief Executive Officer of Flat Carbon Europe and Purchasing. Since November 2015 he is also president of Eurofer, the European steel federation and is serving on several boards. He graduated from the University of Ghent with a degree in civil engineering and electronics. Mr. Van Poelvoorde is a citizen of Belgium.
Simon C. Wandke, 61, is a member of the Group management committee, Executive Vice President of ArcelorMittal and the Chief Executive Officer of ArcelorMittal Mining. He joined ArcelorMittal in January 2011 as chief commercial officer of ArcelorMittal Mining. He has over 35 years’ experience in the mining and minerals industry, starting his career in 1981 at BHP, where he held positions in mines in Australia and Indonesia and held other commercial offices globally until 2002. He then joined Destra Consulting Group as Partner before becoming Chief Marketing Officer for Ferrexpo plc in 2006 based in Hong Kong, Switzerland & United Kingdom. Simon is a graduate of the Australian Institute of Company Directors with a diploma in Company Directorship. He also holds a post graduate diploma in Corporate Finance from Swinburne University as well as a B.A., Psych, Marketing (Comm) from the University of Melbourne. Mr. Wandke holds dual citizenship in Australia and the United Kingdom.
Bart Wille, 59, is a member of the Group management committee. He was appointed head of human resources in January 2018. He joined ArcelorMittal after more than 30 years of global human resources management experience in various multinational companies. Mr. Wille joined Unilever in 1985 with 22 years of service and positions held in Belgium, the United Kingdom, Brazil and the Netherlands. After having joined Puratos (food ingredients) for a short period, Mr. Wille pursued his career with Bekaert as chief human resources officer at the beginning of 2009. As a member of the Bekaert Group Executive Board, Mr. Wille was responsible for human resources and the reorganization agenda of the company worldwide. In this role, he supported the international expansion of the company and he participated in the restructuring and change of the company's organization, as well as the continuous transformation of its culture. Mr. Wille is a graduate in international business administration of UFSIA, the University of Antwerp. Mr. Wille is a citizen of Belgium.
John Brett, 55, is a member of the Group management committee and the Chief Executive Officer of ArcelorMittal North America. He joined the group at former Inland Steel in 1988 as an associate accountant, and progressed to become a manager specializing in financial analysis and systems in 1997. In 1998, John took on the role of controller for Ispat Inland Steel and in 2005, he was promoted to vice president, finance and planning and controller for Mittal Steel USA. In 2012, John was appointed executive vice president finance, planning and procurement for
ArcelorMittal USA. Prior to becoming CEO ArcelorMittal North America in January 2021, John was CEO ArcelorMittal USA. John holds an MBA from the University of Chicago and is a graduate in economics from DePauw University. Mr. Brett is a citizen of the United States of America.
Bradley Davey, 56, is a member of the Group management committee, Executive Vice President and Head of corporate business optimization. He joined Dofasco in 1986 as a project engineer in the Central Maintenance department, joined assigned Maintenance in 1989, and then the Hot Strip Mill in 1990. He held various positions in the HSM before becoming a Business Unit Manager in 1996. He gained international manufacturing experience through this role by leading 2 separate multi-year technical exchanges with the 2 leading Japanese steelmakers and through leading Dofasco’s Hot Strip Mill modernization project. In 2002 he changed careers to Marketing as a Manager Strategic Marketing, lead Dofasco’s Marketing process redesign project before becoming General Manager of Marketing in 2005, then to Director of Industry Sales in 2007, and then Vice President Commercial in 2008. In 2014 he added CMO North America Automotive, then became CMO North America Flat Rolled later in 2014. In 2016 he became CMO of Global Automotive along with CMO North America. In 2018 Brad became CEO ArcelorMittal North America and held this until his recent nomination to head of corporate business optimization beginning April 2021. Currently based in Canada, Mr. Davey has responsibility for Global Automotive, R&D, CTO, Commercial Coordination, Corporate Capital Goods Procurement, Corporate Communications and Corporate Responsibility, Automotive JV’s in China and India, Tailored Blanks Americas, and Vice Chairman of the Investment Allocation Committee. Mr. Davey holds a mechanical engineering degree from McMaster University, Canada. Mr. Davey is a citizen of Canada.
Genuino M. Christino, 49, is a member of the Group management committee, Executive Vice President of ArcelorMittal and group head of finance. Prior to joining the group, Mr. Christino had spent ten years at KPMG in Brazil and in the United Kingdom, as an auditor and a consultant. He joined Belgo-Mineira in Brazil in 2003, as accounting manager. In 2005, after the reorganisation of the Brazilian operations that resulted in the creation of Arcelor Brazil, Mr. Christino was appointed General Manager in charge of accounting, consolidation and reporting for Brazil. In 2007, he also accumulated the tax and real-estate functions for Brazil and South America. Mr. Christino played a leading role in several reorganisations in Brazil and in the set-up and development of the Brazilian shared services centre. In January 2009, Mr. Christino took on the role of head of group accounting, consolidation, and financial reporting, and in 2014 group treasury was added to his responsibilities and he is also a

148	Management report
member of the ArcelorMittal Corporate Finance and Tax Committee (CFTC). Mr. Christino was in his current role, as group head of finance, since January 2016. Mr. Christino holds a bachelor’s degree in accounting and business administration from the Universidade Paulista in São Paolo, Brazil and he has also completed an Executive MBA Programme from the Dom Cabral Foundation in Belo Horizonte, Brazil. Mr. Christino is a citizen of Brazil.

Management report	149
Compensation

Content
Annual statement by the ARCGS Committee Chairman
Board of Directors
Remuneration at a glance - senior management	Overview of the Company's remuneration policy and rationale of each performance metric
Remuneration at a glance - 2020 pay outcomes	Comparison of pay outcomes 2020 vs. 2019 Explanation of results for 2019 short-term incentives paid in 2020
Remuneration
Remuneration strategy	Explanation of what informs the ARCGS's decision on pay
Remuneration policy	Explanation of policies applied to senior management
Remuneration mix	Overview of the remuneration mix for senior management
2020 Total remuneration	Overview of 2020 outcomes
Short-term incentives	Description of short-term incentives plan ("STI")
Long-term incentive plan	Description of long-term incentive plan ("LTIP" or "LTI"s)
Global stock option plan	Description of global stock option plan
Other benefits	Description of other benefits
SOX 304 and Clawback	Explanation of SOX section 304 rules regarding clawbacks of CEO/CFO remuneration

Abbreviations
EBITDA	Operating income plus depreciation, impairment expenses and exceptional items
FCF	Free cash flow
STI	Short-term incentives
LTI/LTIP	Long-term incentives (plans)
EPS	Earnings per share
PSU	Performance share units
RSU	Restricted share units
ROCE	Return on capital employed
TSR	Total shareholder return

150	Management report
Annual statement by the ARCGS Committee Chairman
Dear Shareholders,
Description of the year:
Business and results
There is no doubt that 2020 was a very challenging year. However, even in such difficult market conditions, there are some positives which we should not lose sight of. We have done well at responding swiftly and effectively across the organization, temporarily idling certain assets and reducing fixed costs. We have demonstrated the benefits of vertical integration and diversification, as can be seen through the performance of our mining business. Going into the COVID-19 pandemic, we already had a strong balance sheet, and following the first quarter of 2020 results, we took the decision to further reduce our debt by raising $2 billion in new equity and convertible notes. The business has also continued to do an excellent job in generating cash flows. We reached a major milestone in achieving our net debt target of $7 billion, signaling that our deleveraging efforts are now complete. This has been a priority for some years and it is very rewarding to have reached this target. The Company's capital allocation priority will now shift to returning cash to shareholders. This process has begun with a $500 million share buyback program that was initiated following the announced sale of ArcelorMittal USA, and the program was completed on October 30, 2020. Following consultation with shareholders, the Board expects to recommend an updated distribution policy along with the year end 2020 results. In addition, the Company saw a strong contribution from the recently acquired (through a joint venture) assets of AMNS India. We also made progress on developing a sustainable business model and community partnership at ArcelorMittal Italia. While a lot of our internal efforts have helped us make progress, the sale of ArcelorMittal USA to Cleveland-Cliffs rationalized our strategic footprint in North America and was the final step that enabled us to achieve the level of net debt we believe supports investment grade credit metrics throughout the steel cycle.
Remuneration report and policy
At the Annual General Meeting of Shareholders held on June 13, 2020, we submitted our Remuneration Policy and Remuneration Report for 2019 to our shareholders. The shareholders voted 96% in favor to approve our Remuneration Policy for the coming four years. This Policy is well supported and will be further developed to meet the Company’s new challenges.
Board and Committees
The Board of Directors has overall responsibility for the governance and strategic direction of ArcelorMittal, including considering the effects of climate change. The Board has established two committees with further oversight and responsibilities in this field, with the risk-related aspects being dealt with at the Board’s Audit & Risk Committee and the Corporate Responsibility aspect covered by the Corporate Responsibility section of the ARCGS Committee. In 2020, we reviewed management efforts in the field of Health & Safety and we believe that the new Health & Safety management structure, supported by a committee composed of Health & Safety experts at the regional and operational levels and led by the CEO of one our major divisions, Mr. Jefferson de Paula, will make a major difference in the years to come. We will actively monitor progress.
Risks are also considered by the boards of the Company’s subsidiaries worldwide. The ARCGS Committee oversees sustainability issues under five sustainability pillars, of which one is climate change. The chair of the ARCGS Committee also liaises closely with the chairman of the Audit & Risk Committee. The ARCGS Committee considers the implications of climate change for the business and oversees the Company’s strategic planning in response to the risks and opportunities that arise. It receives regular reports from senior management on stakeholder expectations, the Company’s low-emissions technology strategy, climate-related policy engagement and carbon-reduction performance.
Activities
Remuneration and Nomination
During 2020, the ARCGS Committee conducted the Annual Self-Assessment of the Board of Directors, it reviewed and approved short term incentive proposals for senior management and it approved the remuneration report for 2020. The ARCGS Committee reviewed remuneration and governance-related proposals for the annual general meeting of shareholders. The ARCGS Committee also reviewed succession plans for the Board, the CEO office and senior executives. The ARCGS Committee reviewed the salaries for the CEO, CFO and the Executive Vice Presidents. The ARCGS Committee reviewed the grant and vesting criteria for future equity awards, assessed and selected performance and compensation peer groups under the Long-Term Incentive Plan and confirmed the vesting of existing plans in accordance with the criteria set in advance. The ARCGS Committee had discussions about corporate responsibility objectives and criteria for short- and long-term incentive plans. The ARCGS Committee also considered the need for additional management retention plans in connection with specific circumstances, e.g. the sale of ArcelorMittal USA assets.

Management report	151
Environment
The decarbonizing of the steel-making process is one of the toughest challenges we have faced and will face in the years to come, but the Company thrives on a challenge and there is a real energy throughout the ArcelorMittal group to show of what we are capable. We want to succeed, and we believe with the right policy environment we can, which is why we have now set a net zero ArcelorMittal 2050 target. ArcelorMittal Europe has recently announced it will be bringing "green steel” to the market this year through a new certification process. As a group which today has a significant carbon footprint, we have an opportunity to make a huge contribution to the net zero challenge. In addition, the Committee held quarterly meetings dedicated to Corporate Social Responsibilities, including Health & Safety, Environment and Community relations and reviewed progress and proposed management actions in this field. The year showed substantial progress in terms of quality of corporate sustainability reporting and following up on actions. The ARCGS Committee has been interacting with the Company’s shareholders and other stakeholders to garner their opinions and come up with the best solutions for the group. It is obvious that this area will require substantial support from governments and other stakeholders as the Company will not be able to do this by itself.
Going forward
The sale of ArcelorMittal USA marks an important strategic milestone for the Company as it is the first time we have sold such a sizeable steel-making asset. The rationale reflects some of the challenges facing the steel industry today, as well as the rapidly-changing world in which we live and work. We have always believed in the benefits of size and scale: we still do, but they alone will not define the world's leading steel company for the next decade and beyond. Given the drive towards a more sustainable, circular and lower-carbon world, innovation and our ability to decarbonize will become increasingly important.
Despite the sale, we remain an important player in the North American steel market and will continue to meet customer demand from our joint venture Calvert and our Mexican and Canadian operations. We were delighted to be the first mill in North America to be OEM qualified for galvanized Fortiform® 980 material. It has also been sourced and supplied for the first time ever and will be used by multiple OEMs on all new vehicle platforms launching throughout 2021. It is produced at Calvert's facilities in Alabama.
As a result of the recommendations of the previous Board of Director's self-assessment in January 2020 being implemented, there have been some important improvements in this year’s process. For example, the new responsibilities of the ARCGS Committee on sustainable development matters, and the increased emphasis given to succession planning, are two such important improvements. In 2020, we also welcomed two new members to the Board of Directors of the Company.
Corporate Social Responsibility including Climate Action will remain a key focus area for the ARCGS Committee in 2021. Even greater emphasis will be placed on health and safety matters, with added focus on employee and community health due to COVID-19 remaining a real and present challenge. In the field of remuneration, the ARCGS Committee expects to spend more time on compensation policy, addressing its effectiveness and considering the challenges of sustainability and the increasing importance stakeholders give to this area. The Committee will also consider more detailed targets to improve diversity, in all forms, throughout the group, with its initial focus being on gender diversity.
Sincerely yours,
Bruno Lafont

152	Management report
Board of Directors
Directors’ fees
The ARCGS Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.
At the June 13, 2020 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive directors for the 2019 financial year, based on the following annual fees (euro denominated amounts are translated into U.S. dollars as of December 31, 2019):
•Basic director’s remuneration: €151,956 ($170,707);
•Lead Independent Director’s remuneration: €214,326 ($240,774);
•Additional remuneration for the Chair of the Audit & Risk Committee: €29,484 ($33,122);
•Additional remuneration for the other Audit & Risk Committee members: €18,144 ($20,383);
•Additional remuneration for the Chairs of the other committees: €17,010 ($19,109); and
•Additional remuneration for the members of the other committees: €11,340 ($12,739).
The total annual remuneration of the members of the Board of Directors for their service for the last five financial years was as follows:

		Year ended December 31,
(Amounts in $ thousands except Long-term incentives information)	2020	2019	2018	2017	2016
Base salary[1]	2,635	1,569	1,604	1,505	1,550
Director fees	1,706	1,554	1,509	1,744	1,900
Short-term performance-related bonus[1]	935	3,198	2,775	2,333	—
Long-term incentives [1,2]	148,422	89,933	70,302	49,431	168,214
1Chairman and CEO, and in 2020, only, including President and CFO. Slight differences between the years are possible, due to foreign currency effects.
2See “Management and employees—Compensation—Remuneration—Long-term incentive plan.”
The annual remuneration for the last five financial years to the current and former members of the Board of Directors for services in all capacities in the years in which they were Directors was as follows:

(Amounts in $ thousands)	2020[1]	2019[1]	2018[1]	2017[1]	2016[1]
Lakshmi N. Mittal	1,374	1,569	1,604	1,505	1,550
Aditya Mittal	1,261	—	—	—	—
Vanisha Mittal Bhatia	186	171	166	174	153
Narayanan Vaghul	—	—	—	69	182
Suzanne P. Nimocks	200	183	178	187	164
Wilbur L. Ross, Jr.	—	—	—	32	171
Lewis B. Kaden	—	—	—	95	250
Bruno Lafont	306	280	272	255	171
Tye Burt	200	183	178	187	164
Antoine Spillmann	—	—	—	—	55
Karyn Ovelmen	223	204	198	203	171
Jeannot Krecké	78	171	166	174	153
Michel Wurth	186	171	166	174	153
Karel de Gucht	209	191	185	194	114
Etienne Schneider	118	—	—	—	—
Total	4,341	3,123	3,113	3,249	3,451
1.Remuneration for non-executive Directors with respect to 2020 will be paid in 2021 subject to the shareholder approval at the annual general meeting to be held on May 4, 2021. Remuneration for non-executive Directors with respect to 2019, 2018, 2017 and 2016 was paid in 2020, 2019, 2018 and 2017, respectively, following the shareholder approval at the annual general meetings held on June 13, 2020, May 7, 2019, May 9, 2018 and May 10, 2017 respectively. Slight differences between the years are possible, due to foreign currency effects.

Management report	153
Except for the CEO and CFO, members of the Board of Directors have not received any remuneration from any subsidiary of the Group.
The annual remuneration for the last five financial years on a full-time equivalent basis of employees of ArcelorMittal S.A. was as follows:

(Amounts in $ thousands)	2020[1]	2019[1]	2018[1]	2017[1]	2016[1]
Average Remuneration	412	389	408	379	336
1.The annual remuneration is calculated for approximately 20 employees with a labor contract with ArcelorMittal S.A.

ArcelorMittal has performed a benchmarking on remuneration with its selected peers and fixed the remuneration of the employees and Directors based on the outcome of that exercise.
The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company. As of December 31, 2020, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors. None of the members of the Board of Directors, other than the President and CFO, benefit from an ArcelorMittal pension plan. Short-term incentives paid to executive directors (including the President and CFO beginning in 2020) were as follows for the last five financial years:

	Short-term Incentives
	2020	2019	2018	2017	2016
Lakshmi N. Mittal	—	3,198	2,775	2,333	—
Aditya Mittal	935	—	—	—	—
The following tables provide a summary of the PSUs granted (long-term incentives) to the executive directors on the Board of Directors (including the President and CFO beginning in 2020), as of December 31, 2020. There were no outstanding stock options as of December 31, 2020.

	PSUs grants in 2020	PSUs grants in 2019	PSUs granted in 2018	PSUs granted in 2017	PSUs granted in 2016
Lakshmi N. Mittal	77,372	89,933	70,302	49,431	168,214
Aditya Mittal	71,050	—	—	—	—
Term (in years)	3	3	3	3	3+2
Vesting date[1]	January 1, 2024	January 1, 2023	January 1, 2022	January 1, 2021	January 1, 2020 and January 1, 2022
1.See “Management and employees—Compensation—Remuneration—Long-term incentive plan", for vesting conditions.

154	Management report
Remuneration at a glance - senior management
The following table provides a brief overview of the Company’s remuneration policy for senior management. Additional information is provided below.

ArcelorMittal's Remuneration Policy
Remuneration	Period	Strategy		Characteristic
Salary	2020	Recruitment and retention	●	Reviewed annually by the ARCGS Committee considering market data
			●	Increases based on Company performance and individual performance
STI	2020	Delivery of strategic priorities and financial success	●	Maximum STI award of 270% of base salary for the CEO, 225% of base salary for the CFO and 135% of base salary for other Executive Officers
			●	100% STI paid in cash
			●	ArcelorMittal's first priority Health and Safety is part of the STI
			●	Overperformance towards competition
LTIP	2021-2023	Encourages long term shareholder return	●	Performance share units granted with a face value of 100% of base salary for the CEO and CFO and 60% as a guideline for Executive Officers
			●	Shares vest after a three-year performance period
			●	Performance related vesting

Key Performance Metrics from 2020
Metrics	Scheme		Rationale
EBITDA	STI	●	Demonstrates growth and operational performance of the underlying businesses
FCF	STI
Gap to competition	STI / LTIP	●	Outperform peers
Health & Safety	STI	●	Employee health and safety is a core value for the Company
Business Specific measures	STI	●	For corporate functions, links reward to strategic priorities of their functions
EPS	LTIP	●	Links reward to delivery of underlying equity returns to shareholders
TSR	LTIP	●	Creates a direct link between executive pay and shareholder value
		●	Measure is split equally between comparison against S&P 500 index and a peer group of companies

Management report	155
Remuneration at a glance - 2020 Pay outcomes
The following graphics compare the compensation paid to the CEO, CFO and other Executive Officers in 2020, 2019, 2018, 2017 and 2016 in thousands of U.S. dollars. Information with respect to total remuneration paid is provided under “—Remuneration—2020 Total remuneration” below.
2019 short-term incentives paid in 2020

	Executive	Realization as % of business target
CEO office	Lakshmi Mittal Aditya Mittal	16%
Corporate	Brian Aranha	54%
Flat Carbon Europe	Geert van Poelvoorde	48%
Long Carbon South America	Jefferson de Paula	137%
Mining	Simon Wandke	100%
Corporate	Bart Wille	60%
Note: Individual performance not included in the percent of realization. The CEO renounced the payment of his short-term incentive.

156	Management report
2020 LTI vesting
There was no vesting scheduled in 2020 for senior management.
CEO office
There was no vesting in 2020 for the CEO Office for the first half of the PSU 2016 grant as the performance targets were not met.
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
•review and approve corporate goals and objectives regarding remuneration relevant to the CEO Office and Executive Officers and other members of executive management as deemed appropriate by the committee, and assess performance against goals and objectives;
•make recommendations to the Board with respect to incentive remuneration plans and equity-based plans;
•identify candidates qualified to serve as members of the Board, the CEO Office and Executive Officers;
•recommend candidates to the Board for appointment by the general meeting of shareholders or for appointment by the Board to fulfill interim Board vacancies;
•develop, monitor and review corporate governance principles applicable to the Company;
•facilitate the evaluation of the Board;
•review the succession planning and the executive development of the members of the CEO Office and Executive Officers;
•submit proposals to the Board on the remuneration of the members of the CEO Office and Executive Officers, and on the appointment of new members thereto and new directors; and
•make recommendations to the Board of Directors in respect of the Company’s framework of remuneration for the members of the CEO Office and Executive Officers and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary. This may include a member’s total cost of employment (factoring in equity/long term incentives, any perquisites and benefits in kind and pension contributions).
The ARCGS Committee met 11 times in 2020. Its members comprise Mr. Bruno Lafont (Chairman), Ms. Suzanne Nimocks and Mr. Tye Burt.
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

Management report	157
Scope
ArcelorMittal’s remuneration philosophy and framework apply to the following groups of senior management:
•the CEO and the President and CFO; and
•the other Executive Officers.
The remuneration philosophy and governing principles also apply, with certain limitations, to a wider group of employees including Executive Vice Presidents, Vice Presidents, General Managers and Managers.
Remuneration philosophy
ArcelorMittal’s remuneration philosophy for its senior management is based on the following principles:
•provide total remuneration competitive with executive remuneration levels of peers of similar size, scope and industry;
•encourage and reward performance that will lead to long-term enhancement of shareholder value; and
•promote internal pay equity by providing base pay and total remuneration levels that reflect the role, job size and responsibility as well as the performance and effectiveness of the individual.
Remuneration framework
The ARCGS Committee develops proposals for senior management remuneration annually for the Board of Directors' consideration. Such proposals include the following components:
•fixed annual salary;
•short-term incentives (i.e., performance-based bonus); and
•long-term incentives (i.e., stock options (prior to May 2011), RSUs and/or PSUs (after May 2011) depending on the grant year).
The Company does not have any deferred compensation plans for senior management, including the Chairman and CEO.

158	Management report
The following table provides an overview of the remuneration policy applied by the ARCGS:

Remuneration component and link to strategy	Operational and performance framework	Opportunity
Fixed annual salary Competitive base salary to attract and retain high-quality and experienced senior executives	* Base salary levels are reviewed annually with effect from April 1 (except promotion) compared to the market to ensure that ArcelorMittal remains competitive with market median base pay levels
	* Reviews are based on market information obtained but not led by benchmarking to comparable roles, changes in responsibility and general economic conditions	The ARCGS does not set a maximum salary, instead when determining any salary increases it takes into account a number of reference points including salary increases across the Company
Benefits Competitive level to ensure coverage of the executives	* May include costs of health insurance, death and disability insurances, company car, tax return preparation, etc.
	* Relocation benefits may be provided where a change of location is made at Company’s request	The cost to the Company of providing benefits can change from year to year. The level of benefit provided is intended to remain competitive
Pension Competitive level of post-employment benefit to attract and retain executives	* Local benchmark of pension contributions for comparable roles
Short term incentives (STI) Motivate the senior executives to achieve stretch performance on strategic priorities	* Scorecard is set at the commencement of each financial year
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

Executive Officers LTIP

*The vesting is subject to one or two measures depending on the business units or group, Gap to competition and TSR/EPS vs. peer group in 2020
*Vesting will occur if the performance is reached
*Performance is determined by the ARCGS Committee
Maximum value at grant: 100% of base salary for CEO and President and CFO Guideline: 60% of base salary for Executive Officers

Remuneration mix
The total remuneration target of the CEO and the President and CFO is structured to attract and retain executives; the amount of the remuneration received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.
The following remuneration charts, which illustrate the various elements of the CEO, the President and CFO and the other Executive Officers' compensation, are applicable for 2020. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.

Management report	159
Note: no pension contribution

160	Management report
Note: Other benefits, as shown above, do not include international mobility incentives that may be provided.
2020 Total remuneration
The total remuneration paid in 2020 to members of ArcelorMittal’s senior management listed in “Directors, senior management and employees—Directors and senior management” (including Mr. Lakshmi N. Mittal in his capacity as CEO and Mr. Aditya Mittal as President and CFO) was $5.8 million in base salary and other benefits paid in cash (such as health, other insurances, lunch allowances, financial services, gasoline and car allowance) and $3.1 million in short-term performance-related variable remuneration consisting of a short-term incentive linked to the Company’s 2019 results. During 2020, approximately $0.7 million was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Lakshmi N. Mittal).
No loans or advances to ArcelorMittal’s senior management were made during 2020, and no such loans or advances were outstanding as of December 31, 2020.

Management report	161
The following table shows the remuneration received by the CEO, the President and CFO and the Executive Officers as determined by the ARCGS Committee in relation to the five most recent financial years including all remuneration components:

		Chief Executive Officer					President and Chief Financial Officer	President and Chief Financial Officer and Executive Officers [7]
(Amounts in $ thousands except for Long-term incentives)		2020	2019	2018	2017	2016	2020	2020	2019	2018[5]	2017	2016[6]
Base salary[1]		1,374	1,569	1,604	1,505	1,550	1,261	2,970	4,643	5,371	4,709	8,729
Retirement benefits		—	—	—	—	—	146	555	698	862	849	898
Other benefits[2]		45	47	48	41	42	33	144	223	314	250	225
Short-term incentives[3]		—	3,198	2,775	2,333	—	935	2,169	6,015	5,495	4,468	2,029
Long-term incentives	'- fair value in $ thousands[4]	1,407	1,339	1,166	1,130	2,297	1,292	1,834	3,096	2,702	1,922	6,882
	'- number of share units	77,372	89,933	70,302	49,431	168,214	71,050	90,069	183,084	141,109	94,553	509,623
1.The base salaries of the CEO and President and CFO were not increased in 2020. A decrease of 10% was applied during the last eight months of 2020.
2.Other benefits comprise benefits paid in cash such as lunch allowances, financial services, gasoline and car allowances. Health insurance and other insurances are also included.
3.Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.
4.Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions.
5.Henri Blaffart was included until March 31, 2018, Robrecht Himpe was included until June 30, 2018.
6.Jim Baske was included until June 30, 2016, Davinder Chugh was included until July 20, 2016 and Robrecht Himpe was included as from July 1, 2016.
7. President and Chief Financial Officer included from 2016 through 2019.
Short-term incentives
Targets associated with ArcelorMittal’s 2020 Annual Performance Bonus Plan were aligned with the companies’ strategic objectives of improving health and safety performance and overall business performance and competitiveness.
For the CEO and the President and CFO, the 2020 annual performance bonus formula is based on the achievement of the following performance targets:
•EBITDA targets at Group level: 30%;
•FCF targets at Group level: 20%;
•Gap to competition targets at Group level: 20%; and
•Health and safety performance targets at Group level: 10%.
For the CEO, 100% achievement of the agreed performance targets results in an annual performance bonus which equals 120% of base salary. For the CFO, 100% achievement of the agreed performance targets results in an annual performance bonus which equals to 100% of base salary.
For the other Executive Officers, the 2020 annual performance bonus formula has been tailored for their respective positions and is generally based on the following performance targets:
•EBITDA targets at Group, segment or Business unit level;
•FCF targets at Group, segment or Business unit level;
•Gap to competition targets at Group level, segment or Business unit level;
•Health and safety performance targets at Group, Segment or Business unit level; and
•Business specific measures for corporate functions.
For the other Executive Officers, 100% achievement of the agreed performance targets results in an annual performance bonus which equals 60% of base salary.
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

162	Management report
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
On May 10, 2011, the annual general meeting of shareholders approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan (see below and note 8.3 to the consolidated financial statements for a description of the Global Stock Option Plan). The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees (including the Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees. On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members (and is now applicable to the CEO Office). Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan. In 2016, a special grant was approved in order to align the grant with the Action 2020 plan put in place by ArcelorMittal.
The maximum number of PSUs and RSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The 2018, 2019 and 2020 Caps for the number of PSUs/RSUs that may be allocated to the CEO Office and other retention and performance based grants below the CEO Office level, were approved at the AGMs on May 9, 2018, May 7, 2019 and June 13, 2020, respectively, at a maximum of 1,500,000 shares, 2,500,000 shares and 4,250,000 shares, respectively.
In 2016, ArcelorMittal adapted the plan:
•To consider the comments of shareholders that vesting should not happen below the median and
•To adapt to Action 2020 (Special grant)

Conditions of the 2020 grant were as follows:

		CEO Office				Executive Officers
2020 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR vs. peer group	100% target 100% vesting
						EPS vs. peer group	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%	●	RSUs with a three year vesting period

					●	RSUs with a one year vesting period

Management report	163
Awards made in 2016 through 2019
The Company's Long-Term Incentive Plan for senior management including Executive Officers follows the Company's strategy.
In 2016, a special grant was deployed on a five-year performance period to achieve the Company's Action 2020 plan. ROCE remained a key target and Gap to Competition was added as performing against competition is essential.
The plans in 2016, 2017, 2018 and 2019 are summarized below.

		CEO Office				Other Executive Officers
2016 Special Grant	●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period			●	PSUs with a five-year performance period, 50% vesting after three-year performance period and 50% after additional two-year performance period
●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group	●	Performance criteria: ROCE and Gap to competition in some areas one target grant: a share will vest if performance is met at target one overperformance grant: a share will vest if performance exceeds 120%
	●	Value at grant: 150% of base salary for the CEO and the President and CFO			●	Vesting conditions:
	●	Vesting conditions:
			Threshold	Target		Performance	100%	≥120%
		TSR/EPS vs. peer group	100% median	≥120% median		Target award vesting	100%	100%
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Overperformance award (=20% of target award)	-	100%
		Vesting percentage	50%	100%
2017 Grant	●	PSUs with a three-year performance period			●	PSUs with a three-year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group			●	Performance criteria: TSR and Gap to competition in some areas
	●	Value at grant: 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target		Performance	Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR vs. peer group	100% median 50% vesting	≥120% median 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)	-	100% target 100% vesting
		Vesting percentage	50%	100%

164	Management report

		CEO Office				Executive Officers
2018 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%

		CEO Office				Executive Officers
2019 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%
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
Under the SOX Clawback, the CEO and the CFO may have to reimburse ArcelorMittal for any short-term incentive or other incentive-based or equity-based remuneration received during the 12-month period following the first public issuance or filing with the SEC (whichever occurs first) of the relevant filing, and any profits realized from the sale of ArcelorMittal securities during that 12-month period.
The Board of Directors, through its ARCGS Committee, decided in 2012 to adopt its own clawback policy (the “Clawback Policy”) that applies to the members of the former GMB and to the Executive Vice President of Finance of ArcelorMittal. In 2016, the Clawback Policy was updated to reflect the Company’s structural changes and now applies to the CEO Office and the Executive Officers.

Management report	165
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

Corporate governance
This section describes the corporate governance practices of ArcelorMittal for the year ended December 31, 2020.
Board of Directors and senior management
ArcelorMittal is governed by a Board of Directors and managed by the senior management. As described in "Directors and senior management" above, ArcelorMittal’s senior management was comprised of the CEO Office - comprising the CEO, Mr. Lakshmi N. Mittal and the President and CFO, Mr. Aditya Mittal. The CEO Office was supported by a team of five other Executive Officers, who together encompass the key regions and corporate functions.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to Mittal Steel Company N.V.’s merger with Arcelor), amended in April 2008 and which mostly expired on August 1, 2009. For more information about the Memorandum of Understanding, see “Additional information—Material contracts—Memorandum of Understanding”.

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
Board of Directors

10 members	8 non-executive directors	6 independent directors	2 executive directors (CEO and CFO)

30% women	70% men	7 average years on the Board	58 average age of directors

The Board of Directors is in charge of the overall governance and direction of ArcelorMittal. It is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of ArcelorMittal, except for matters reserved by Luxembourg law or the Articles of Association to the general meeting of shareholders. The Articles of Association provide that the Board of Directors is composed of a minimum of three and a maximum of 18 members.
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

166	Management report
by a simple majority elect a new director to temporarily fulfill the duties attaching to the vacant post until the next general meeting of the shareholders.
For further information on the composition of the Board of Directors, including the expiration of each Director’s term and the period during which each Director has served, see section "—Directors and senior management " above.
Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal was also ArcelorMittal’s CEO. Mr. Mittal was re-elected to the Board of Directors for a three-year term at the annual general meeting of shareholders on June 13, 2020.
A director is considered “independent” if:
(a)he or she is independent within the meaning of the New York Stock Exchange Listed Company Manual, as applicable to foreign private issuers,
(b)he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal, and
(c)the Board of Directors makes an affirmative determination to this effect.
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
The Company’s Articles of Association do not require directors to be shareholders of the Company. The Board of Directors nevertheless adopted a share ownership policy on October 30, 2012, that was amended on November 7, 2017, considering that it is in the best interests of all shareholders for all non-executive directors to acquire and hold a minimum number of ArcelorMittal ordinary shares in order to better align their long-term interests with those of ArcelorMittal’s shareholders. The Board of Directors believes that this share ownership policy will result in a meaningful holding of ArcelorMittal shares by each non-executive director, while at the same time taking into account the fact that the share ownership requirement should not be excessive in order not to unnecessarily limit the pool of available candidates for appointment to the Board of Directors. Directors must hold their shares directly or indirectly, and as sole or joint beneficiary owner (e.g., with a spouse or minor children), at the latest within three years of his or her election to the Board of Directors. Each director will hold the shares acquired on the basis of this policy for so long as he or she serves on the Board of Directors. Directors purchasing shares in compliance with this policy must comply with the ArcelorMittal Insider Dealing Regulations and, in particular, refrain from trading during any restricted period, including any such period that may apply immediately after the Director’s departure from the Board of Directors for any reason.
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

Management report	167
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

11 meetings (2020)	100% Average attendance rate
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
Lead Independent Director
Mr. Bruno Lafont was elected by the Board of Directors as ArcelorMittal's Lead Independent Director and re-elected as a director for a three-year term at ArcelorMittal AGM held on June 13, 2020.
The agenda of each meeting of the Board of Directors is decided jointly by the Chairman of the Board of Directors and the Lead Independent Director.

168	Management report
Separate meetings of independent directors
The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. Five meetings of the independent directors outside the presence of management were held in 2020.
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
The 2020 Board of Directors’ self-evaluation was completed by the Board on January 18, 2021. The Board of Directors was of the opinion that it and the management had cooperated successfully during 2020 on important matters including operational and financial performance, the sale of ArcelorMittal USA and certain other subsidiaries and investment agreement between the Company and Invitalia, the ongoing strengthening of the balance sheet, strategy, especially on long term strategic planning, capital allocation, sustainability, labor relations and health and safety with a focus on health. The Board of Directors reviewed the practical implementation of the governance structure and thought it was working well. The Board set new priorities for discussion and review and identified a number of priority topics for 2021.
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
Board profile
The key skills and experience of the directors, and the extent to which they are represented on the Board of Directors and its committees, are set out below. In summary, the non-executive directors contribute:

Management report	169

International and operational experience	Understanding of the industry sectors in which ArcelorMittal operates	Knowledge of global capital markets and being a company listed in several jurisdictions	Understanding of the health, safety, environmental, political and community challenges that ArcelorMittal faces
Renewal
The Board of Directors plans for its own succession, with the assistance of the ARCGS Committee. In doing this, the Board of Directors:
•considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;
•assesses the skills, backgrounds, knowledge, experience and diversity currently represented;
•identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board of Directors; and
•reviews how Board performance might be enhanced, both at an individual director level and for the Board as a whole.
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
Diversity
In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board met its goal of increasing the number of women on the Board to at least three by the end of 2015 with the election of Mrs. Karyn Ovelmen in May 2015. Out of 10 members of the Board of Directors, women represent 30% in 2020. The ArcelorMittal Board’s diversity not only relates to gender, but also to the region, background and industry of its members.
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
During the year, non-executive directors participated in the following activities:
•comprehensive business briefings intended to provide the directors with a deeper understanding of the Company’s activities, environment, key issues and

170	Management report
strategy of the Company’s segments. These briefings are provided to the Board of Directors by senior executives, including CEO Office members. The briefings provided during the course of 2020 covered health and safety processes, cyber security, risk management, corporate responsibility, carbon reduction strategy in steelmaking, capital allocation process and strategy. Business briefings took place at Board and committee meetings;
•briefing meetings with Company executives in charge of specific business segments or markets;
•development sessions on specific topics of relevance, such as health and safety, commodity markets, HR, investor relations, accounting, the world economy, changes in corporate governance standards, directors’ duties and shareholder feedback.
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
Board of Directors committees
The Board of Directors has two committees:
•the Audit & Risk Committee, and
•the ARCGS Committee.
Audit & Risk Committee

4 members (100% independent)	6 meetings (2020)
In 2015, the Board decided to combine the Audit Committee with the Risk Management Committee in order to provide their members with a more holistic view of ArcelorMittal’s current governance, risks and control systems.
The primary function of the Audit & Risk Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing:
•the integrity of the financial reports and other financial information provided by the Company to any governmental body or the public;
•the Company’s compliance with legal and regulatory requirements;
•the registered public accounting firm’s (Independent Auditor) qualifications and independence;
•the Company’s system of internal control regarding finance, accounting, legal compliance, ethics and risk management that management and the Board have established;
•the Company’s auditing, accounting and financial reporting processes generally;
•the identification and management of risks to which the ArcelorMittal group is exposed and
•conducting investigations into any matters, including whistleblower complaints, within its scope of responsibility and obtaining advice from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.
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
The Audit & Risk Committee currently consists of 4 members: Mrs. Karyn Ovelmen, Mr. Bruno Lafont, Mr. Karel de Gucht and Mr. Etienne Schneider, each of whom is an independent Director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit & Risk Committee is Mrs. Ovelmen who is an “Audit & Risk committee financial expert” as defined by the SEC regulations.

Management report	171
Mrs. Ovelmen and each of the other members of the Audit & Risk Committee are “independent directors” as defined under the NYSE listing standards.
Please see “Directors and senior management—–Board of Directors” for Mrs. Ovelmen's experience.
According to its charter, the Audit & Risk Committee is required to meet at least four times a year. The Audit & Risk Committee performs an annual self-evaluation and completed its 2020 self-evaluation on January 18, 2021. The charter of the Audit & Risk Committee is available from ArcelorMittal upon request.
Appointments, Remuneration, Corporate Governance and Sustainability Committee (former ARCG Committee)

3 members (100% independent)	11 meetings (2020)
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
The Board of Directors has established the ARCGS Committee to:
•determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the CEO, the President and CFO and for the five other Executive Officers;
•review and approve succession and contingency plans for key managerial positions at the level of the Executive Officers;
•consider any candidate for appointment or reappointment to the Board of Directors at the request of the Board of Directors and provide advice and recommendations to it regarding the same;
•evaluate the functioning of the Board of Directors and monitor the Board of Directors’ self-evaluation process;
•assess the roles of the Chairman and CEO and deliberate on the merits of the Board’s leadership structure to ensure that the most efficient and appropriate structure is in place;
•develop, monitor and review corporate governance principles and corporate responsibility policies applicable to ArcelorMittal, as well as their application in practice; and
•review the company’s sustainable development plan and associated management systems and ensure the group is well positioned to meet the evolving expectations of stakeholders, including investors, customers, regulators, employees and communities.
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
The ARCGS Committee is required to meet at least three times a year.
The ARCGS Committee performs an annual self-evaluation and completed its 2020 self-evaluation on January 18, 2020.

172	Management report
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
The nomination of the same person to both positions was approved by the shareholders (with Lumen and Nuavam, companies controlled by the Significant Shareholder abstaining). Since that date, the rationale for combining the positions of CEO and Chairman of the Board of Directors became even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the AGM of the Company held in May 2017, when Mr. Lakshmi N. Mittal was re-elected to the Board of Directors for another three year term by a strong majority.
Ethics and conflicts of interest
Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct, which establishes the standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the exercise of their duties, including the Company's CEO and CFO. Each employee of ArcelorMittal is required to sign and acknowledge the Code of Conduct upon joining the Company. This also applies to the members of the Board of Directors of ArcelorMittal, who signed the Company’s Appointment Letter in which they acknowledged their duties and obligations. Any new member of the Board of Directors must sign and acknowledge the Code of Conduct upon appointment.
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
Code of Business Conduct training is offered throughout ArcelorMittal on a regular basis in the form of face-to-face trainings, webinars and online trainings. Employees are periodically trained about the Code of Business Conduct in each location where ArcelorMittal has operations. The Code of Business Conduct is available in the “Corporate Governance-Our Policies-Code of Business Conduct” section of ArcelorMittal’s website at www.arcelormittal.com and has been disseminated through company-wide communications.
In addition to the Code of Business Conduct, ArcelorMittal has developed a Human Rights Policy and a number of other compliance policies in more specific areas, such as antitrust,

Management report	173
anti-corruption, economic sanctions, insider dealing and data protection. In all these areas, specifically targeted groups of employees are required to undergo specialized compliance training. Furthermore, ArcelorMittal’s compliance program also includes a quarterly compliance certification process covering all business segments and entailing reporting to the Audit & Risk Committee.
ArcelorMittal intends to disclose any amendment to or waiver from the Code of Business Conduct applicable to any of ArcelorMittal’s directors, its CEO, CFO or any other person who is an executive officer of ArcelorMittal on ArcelorMittal’s website at www.arcelormittal.com.
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
During 2020, there were 168 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit & Risk Committee, none of these complaints were found to be significant.
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

174	Management report
Employees
As of December 31, 2020, ArcelorMittal employs approximately 168,000 people directly, as well as a large number of contractors and part-time workers.
The table below sets forth the total number of employees by segment for the past three years.

Segment	2020	2019	2018
NAFTA	11,831	25,159	26,550
Brazil	18,092	18,696	19,555
Europe	70,953	74,149	88,768
ACIS	37,942	41,284	41,544
Mining	27,221	30,345	30,579
Other activities	1,704	1,615	1,587
Total	167,743	191,248	208,583
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
COVID-19 – Supporting the Company's people
Since ArcelorMittal’s creation, the health, safety and well-being of its workforce has been the number one priority. In 2020, given the unprecedented global health crisis resulting from the COVID-19 pandemic, that pledge has never been more important. The virus spread across the globe and is present in all the countries where ArcelorMittal produces steel. The challenge and responsibility the Company therefore has, to ensure the safety and well-being of its near 168,000 strong workforce, is paramount.
ArcelorMittal has developed a COVID-19 governance structure to ensure a regular flow of information between the leadership and critical functional networks and taskforces, which have either been created for the current crisis or previously existed and have been brought together more frequently.
This structure is vital in establishing pandemic safety principles (see —"Sustainable development—Management Theme #1: Safety"), considering the impacts on ArcelorMittal`s people, maintaining regular communication, acknowledging and appreciating the incredible efforts and resilience of our workforce, ensuring organization effectiveness, and closely monitoring and supporting the most affected regions.
ArcelorMittal rigorously adhered to guidelines and recommendations from the World Health Organization and the governments of the countries in which it operates. Moreover, it has implemented many measures at all operating sites to proactively address health concerns and limit the possibility of the virus spreading. These include ensuring the operations have sufficient supplies of sanitation products and essential personal protective equipment, strictly following social distancing procedures, conducting enhanced and regular cleaning operations and monitoring the health of the employees when they enter and exit work premises.
ArcelorMittal also temporarily closed many offices, with people working from home during lockdown conditions throughout the year which may prevent them from leaving their homes aside for daily exercise and essential activities. This loss of social contact creates new challenges, and the Company has taken the time to listen to and understand people’s concerns and provide them with the support, advice and guidance they need as they adjusted to new and unusual working conditions.
The ArcelorMittal University has also played a very important role in the development of specific learning modules to support ArcelorMittal`s people dealing with the crisis worldwide. They provided training on the key guidelines, remote working, managing through the crisis and supporting people dealing with the stress and anxieties. The trainings included nearly 6,000 hours of COVID-19 support related sessions and received more than 22,000 views.
Employee development
Sourcing, developing and retaining the right people continues to be a strategic priority for ArcelorMittal in building a high-performing organization. The Company recognizes the world of work has changed and the expectations of employees and potential employees have changed with it. The COVID-19 pandemic, with its health and economic impact, has perhaps accelerated the importance of some factors (such as emotional resilience), and the implementation of others (such as digitalization) and has also reminded the Company of the importance of certain values and behavior.
Communicating and connecting with the Company's employees is certainly an area where it has made a concerted effort during 2020, through more proximity meetings and other means of communication. Virtual meetings have been around for the past 20 years, but the explosion this year, through Teams, Zoom and other collaboration vehicles has really increased the connectivity of ArcelorMittal's people.
There continues to be a strong demand for the best talent and ArcelorMittal wants to ensure it is considered as an aspirational place to work. That means ensuring employees feel safe, respected and valued. It also means building a culture that

Management report	175
constantly keeps employees committed, motivated and eager to perform at their best.
Employee development, including succession planning and the development of young talent, is also crucial in building a high-performing organization. It goes to the heart of the Company's ambitions to engage and retain employees. The Company aims to have a clear career pathway for employees, supported with ongoing initiatives to build their technical capabilities through training. ArcelorMittal has programs designed to spot people with potential and manage the succession of key roles, as part of its overall strategic workforce planning process, which is overseen by the ARCGS Committee. Strategic workforce planning is a key element of business unit quarterly reviews.
In 2020, the Company has continued to harness skills and resources and has stepped up its efforts to identify and accelerate the development and readiness of its High Potential employees (HiPos) to take on increased responsibilities. This has been achieved by having the right people in the right place at the right time; identifying people for key succession plans; anticipating and filling vacancies; ensuring a healthy and diverse leadership pipeline; nurturing internally the generations of tomorrow and preparing future leaders; encouraging individual performance and making sustainable performance gains; and ensuring the retention of HiPo’s, through acknowledgement, empowerment, motivation and challenges.
An effective succession planning process is based on open career discussions with HiPo’s. Every HiPo has a career counselling discussion with his/her manager and HR, which focuses on the ‘right casting for the role’ to determine fit, readiness and match with individual drivers and motivations. The outcome of this discussion is used in the succession planning process.
For the accelerated development of HiPos, the Company has developed Leadership Pipeline learning journeys, preparing them for promotion. The programs are partly personalized, based on assessments. They are customized and delivered through a blended format of face-to-face (when available) and digital.
The Talent Acceleration Pool ("TAP") is an accelerated development program for HiPo’s who have been identified deep in the organization (below Manager) and who have potential to reach at least Manager level in the organization. The HiPos are provided consistent and structured development opportunities, through assessments, career interviews, tailored individual development plans and learning journeys - to support the creation of a pipeline of HiPo candidates for succession to Manager+ roles.
The main highlights from the TAP program in 2020 were: 226 participants from 30 nationalities, including 45 women (20%); 57 have been promoted to Manager in the past 18 months, including 12 women (21%); 91 more have been promoted to new positions with expansion of responsibilities.
The COVID-19 pandemic provided challenges in the delivery of learning and development in a traditional classroom format. However, it also provided new opportunities to expand digital learning. This has allowed ArcelorMittal to expand inclusion to its global community as it expanded access through the growth of these digital learning opportunities. An excellent example of this was the involvement of over 35,000 employees worldwide in the Company's first ever global virtual Learning Week in June 2020. The Company also offered world class leadership programs to its talents and future leaders digitally. Over 300 HiPos attended leadership journeys in 2020 to prepare themselves for their next steps.
Another important program is the Company's Group Mentoring Program, which is designed to provide all ArcelorMittal employees an opportunity to participate in a mentoring relationship with a Group Mentor. By the end of 2020, 455 participants had enrolled in the program.
In addition, in 2020 work began on the implementation of a global Human Capital Management system which will provide unification of the Company's employee systems around recruitment, performance, succession planning, career development and learning. This will provide the enhanced infrastructure necessary to analyze data and identify areas for continuous improvement in ArcelorMittal's global diversity and inclusion efforts.
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
ArcelorMittal’s senior management is committed to building a more inclusive culture and recruiting, retaining and promoting more talented women. It also recognizes the increasing expectations of stakeholders, including employees and investors, to report on progress in this area. In 2018, the Company developed KPIs to support this commitment, which it reports against in its Integrated Annual Review. In 2020, internal benchmarking was conducted to identify diversity and inclusion policies and initiatives in place across the Company and peers. The results of this benchmark will be used as a base for alignment and sharpening of ArcelorMittal's strategy to set and

176	Management report
then reach its Diversity and Inclusion ambition. In 2020, 12.6% of management positions were held by women and 13.7% of senior succession plan candidates - those who are foreseen to take over senior manager positions at General Managers level and above - are women.
In line with the worldwide effort to increase gender diversity at the board level, ArcelorMittal met its goal of increasing the number of women on the Board of Directors to at least three by the end of 2015. In 2020, three of the ten positions on the Board of Directors were held by women.
A number of programs are in place to develop women as leaders. These are supported by initiatives including training programs for women employees, mentoring and coaching, networking and role model involvement. This is aligned with a commitment to support future leaders in science, technology, engineering and maths ("STEM"). In 2020, the Company ran initiatives in a number of countries, including France and the United States, specifically designed to attract women applicants with STEM backgrounds.
In 2017, the ArcelorMittal University launched Women@ArcelorMittal, a program which includes an online learning channel, webinars and face-to-face training. To help foster a broader inclusive culture, the ArcelorMittal University also runs training programs for employees to build their understanding of how cultural orientations affect attitudes and actions and how they can manage interactions between different cultural perspectives and communication styles.
Initiatives in a number of countries support people with disabilities in the workplace. In France, the seven sites of ArcelorMittal Atlantique & Lorraine have an agreement with three unions to promote the vocational integration of workers with disabilities. In Brazil, a robust Diversity and Inclusion program has been launched in 2019 and strongly activated in 2020. The program's governance is composed by the Executive Committee, National Diversity and Inclusion Committee and a Committee per each key area (Gender, People with Disabilities, Racial, LGBTI+). In 2020, the program had contributions from 864 employees who volunteered to participate in the employee resources group of each key area defining and implementing many initiatives to raise awareness, build support and create an inclusive culture and, as a result, attract and retain the best talents. In South Africa, a local talent pool was developed to improve diversity overall including race and gender, and had 26% female representation in 2020.
Collective Labor Agreements
The Joint Global Health and Safety Agreement signed in 2008 between the Company and the IndustriALL union at the European and international level (formerly European and International Metalworkers Federations, respectively) and
United Steelworkers Union in North America remained in effect in 2020. This agreement, which is the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates with the objective of achieving world-class performance. These standards include the commitment to form joint management of union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Company. The creation of a joint global health and safety committee is also included in the agreement. This committee consists of representatives of management and the unions and focuses on helping ArcelorMittal's steel and mining activities further improve their health and safety performance. This committee meets regularly to support improvements in the efficiency of local committees. In 2020, due to the pandemic and the worldwide sanitary crisis, meetings were suspended but a joint discussion on specific topics took place sporadically throughout the year. In addition, several other safety training programs, including the Take Care Training were rolled out in 2019 to support the “Journey to Zero” program aimed at reducing the amount of injuries and fatalities in the Company to zero. See “Business overview—Sustainable development—Management Theme #1: Health and safety.”
In 2020, collective labor agreements (“CLAs”) were entered into or renewed in Argentina, Brazil, Liberia, Mexico, and most European countries.
In December, ArcelorMittal completed the sale of ArcelorMittal USA to Cleveland-Cliffs and employees subject to the CLA were transferred to Cleveland-Cliffs (see "—Key transactions and events in 2020").
At ArcelorMittal Long Products Canada, unionized employees at Contrecoeur West continue to work under an agreement with the United Steel Workers ("USW") renewed in July 2020 and expiring in July 2026. The six-year labor agreement ratified in February 2016, covering Contrecoeur East and Longueuil facilities remains valid. The collective agreement with USW covering the Contrecoeur Scrap Recycling Center employees, and the collective agreement with USW at Hamilton-East Wire, both renewed in 2016 remains valid. The agreement with USW at St-Patrick Wire renewed in 2017 for a six-year term also remains valid.
ArcelorMittal Mexico and the National Miners Union agreed to a new, one-year contract effective August 1, 2020. ArcelorMittal Mexico continues to explore opportunities with the union to improve workforce productivity, efficiency and competitiveness, including scheduling production stoppages due to the crisis caused by the decrease of demand and low market prices.
In Brazil, 2020 was a challenging year for working relationships

Management report	177
due to the new situations created by the COVID-19 Pandemic. In this respect, a total of 14 agreements were signed throughout 2020. Out of the 14 agreements, 9 Collective Emergency Agreements, expanding the validity of the original Agreements, were signed and they included themes such as: reduction of salary, suspension of the labor contracts, anticipated vacations and payment deferrals for vacation and 13th month salaries. Only one CLA was signed with no salary adjustment. ArcelorMittal also co-signed four CLAs together with other companies, three of which granted readjustments equal to inflation and one below inflation. The remaining CLAs will be negotiated in 2021.
For Tubarão and Vega do Sul, negotiations concluded between the Company and trade unions on December 1, 2020 and December 10, 2020, respectively, without salary increases. The inflation of 3.89% and 5.20%, respectively was not incorporated in salaries. However, the negotiations in Contagem (for ArcelorMittal Contagem), led to a salary increase at the current rate of inflation (3.89%) for all employees.
In Argentina, the quarantine measures decreed by the government strongly affected the normal operation of the plants and the ability to meet customer demands. Salary increases granted to employees, which reached 21% during the year, only offset a part of the high levels of inflation of approximately 40% per year. In 2020, two different CLAs were effective for different categories of employees and regions. All CLAs have a duration of one year with different expiration periods; as such, negotiations were ongoing in Argentina throughout the year.
In Europe, ArcelorMittal France faced a strike in October 2020 in response to work requirements throughout the COVID-19 pandemic, including requests for hazard pay and continued pay in the event of idled production. A one-year salary agreement covering 2021 was finalized in December 2020 for France covering flat products entities and some AMDS entities. For other French entities, salary agreement negotiations will start early 2021. Regular meetings have been held with national representatives of the main trade unions to share information especially on the impact of the COVID-19 pandemic on ArcelorMittal's activities and employees, and also addressing the key challenges that the steel industry is facing. Due to the COVID-19 pandemic impacts, ArcelorMittal entities have implemented economic unemployment, mostly during the second and third quarter of 2020 and some entities have begun to implement a long-term scheme related to economic unemployment which has been developed by the government in order to support economic activity.
In Luxembourg, the collective labor agreement signed in June 2019 with the representatives from the two unions in the Company remains active. In September 2020, a transformation plan has been presented to both unions aimed at improving productivity with different measures with 3 to 5 year terms. On December 15, 2020, the principles of the plan were agreed.
In Belgium, the CLAs remain active. In 2020, social dialogue was especially focused on measures to be implemented in order to cope with the health crisis.
In Italy, employee relations were managed according to the agreement signed by unions on September 6, 2018 as part of the consolidation of ArcelorMittal Italia. The main focus was on the renewal of the Work Councils in all plants with a new system of social dialogue, as well as on local environment, health and safety topics, in particular for the Taranto plant. In December, ArcelorMittal agreed to an investment agreement to form a partnership with Invitalia with an updated industrial plan for ArcelorMittal Italia (see "Key transactions and events in 2020").
In Germany, the main focus was on adapting to the COVID-19 pandemic health and safety measures and production reductions to align with market demand. Social partners met twice in the social dialogue group (digital and one in person), comprised of both employer and employee representatives. Throughout the year, the union supported the Company in its demand for political framework conditions to support the steel industry in the needed transformation towards green steel.
ArcelorMittal Poland has started negotiations with trade unions for major changes to the CLA framework. Negotiations are expected to finish by May 2021. Official CLA 2020 negotiations started in January 2020 but were suspended due to the pandemic and consequently, no salary increase was agreed for 2020. The requests of the trade unions concerning 2021 were already received and the negotiations started in January 2021. Throughout 2020, regular meetings were held with the main trade unions in order to share all relevant information on various topics connected with the maintenance of ArcelorMittal Poland's production installations and temporary idling of primary operations in Kraków. On October 8, 2020, the Company announced its decision to permanently close the primary operations in Kraków (the blast furnace and steelmaking plant). This decision was driven by difficult market conditions and the impact of the pandemic on the steel industry in general. On November 9, 2020, an agreement with the trade unions on mitigating the social impact was signed. The agreement provides for permanent allocation of the employees from redundant plants to other work places throughout the Company, including the plants in Dąbrowa Górnicza. Those employees who are not interested in continuing their employment and are close to retirement could decide to leave the Company. Due to the COVID-19 pandemic, the Company signed an agreement with the trade unions based on a governmental anti-crisis shield which allowed ArcelorMittal to reduce salaries for the economic unemployment period and to receive subsidies for employee remuneration from the government.

178	Management report
In Spain, ArcelorMittal is focused on promoting social dialogue. Accordingly, management and unions have consistently worked together in order to maintain social dialogue and find solutions to regain competitiveness. In 2019, a process was launched to negotiate a new framework agreement. A preliminary agreement was reached in July 2019, but it was not possible to obtain the support of a sufficient majority of the employee representatives to ratify it. Negotiations were therefore refocused on a site-by-site basis and, in this context, CLAs were signed at most of the sites in 2019 and 2020, with negotiations continuing at the other plants (Sagunto and Basauri). Additionally, the temporary layoff plan, in force since June 2009 and designed to adapt the available human resources to the levels of activity in the facilities, was extended up to the end of 2020, and, at the end of 2020, ArcelorMittal reached an agreement with the unions to extend the temporary layoff plan up to the end of 2021. It is being applied on a plant-by-plant basis depending on activity levels, and its implementation has been increased due to the market and economic situation in Spain.
Several virtual meetings were organized throughout the year in order to inform the European Works Council ("EWC") representatives about the health and safety and business situation of the Company's operations in Europe, including the EWC bureau (6), the Select Committee (2) and the Plenary Assembly.
In 2019, ArcelorMittal and the EWC began negotiations aimed at revising some of the elements of the agreement signed in 2007. The negotiations started in early November 2019 and were expected to be finalized in the first quarter of 2020. But because of the COVID-19 pandemic (lockdown and sanitary restrictions), the negotiations have been put on hold and will be relaunched in 2021.
The employee situation in Ukraine remained stable in 2020 at ArcelorMittal Kryvyi Rih despite the political environment and the growth of social activity of workers of other companies (e.g., a 44 day miners' strike, a one-day employee strike in support of miners as well as calls for protests from small trade unions).
In South Africa, out of the 6,622 employees of the company, 4,913 employees, who are part of the bargaining unit, are covered by a collective labor agreement concluded in 2018 with the recognized unions NUMSA and Solidarity (bargaining unit is 80% unionized) which expires in March 2021. The agreement included a remuneration adjustment of 7% in April 2020, the last of the multiyear agreement. With the spread of the COVID-19 virus, a national lockdown was announced in South Africa at the end of March 2020 and resulted in the complete cessation of all primary operational activity across the company.
ArcelorMittal South Africa consequently implemented reduced working hours across the organization with employees subject to a 40-45% remuneration cut for the package category and the bargaining unit. All remuneration adjustments were frozen due to the significant impact of the lockdown on the business. With the easing of lockdown conditions and gradual restart of operations from May 2020, the employees’ remuneration was adjusted in alignment with business activity levels.
On June 18, 2020, ArcelorMittal South Africa commenced formal discussions about a reorganization and restructuring process with the two recognized unions. The discussions included proposals to resize the workforce and variabilized remuneration. After protracted consultations, the reorganization component of the discussions was closed in November and implementation commenced with a target of completion in early 2021.
On November 13, 2020, an illegal strike was organized by employees at the Vanderbijlpark operations without the support of labor unions and was primarily linked to the proposal to cut salaries and cancel the agreed remuneration adjustment for 2020. The strike was resolved on November 20, 2020 with an agreement to implement a 5% remuneration adjustment from November 1, 2020 for the bargaining unit with a principle commitment to extend the current collective agreement to March 2022 with these employees receiving only up to a 2% further adjustment in April 2021 under the condition of a consent with the directly affected unions. Solidarity confirmed a positive mandate in this regard and NUMSA is in process of finalizing their mandate from members. No remuneration adjustment was implemented for the package category for 2020 nor is an adjustment planned for 2021.
ArcelorMittal Temirtau's CLAs were expiring at the end of 2020. However, ArcelorMittal Temirtau and the trade unions agreed to extend the CLAs for one year and to begin negotiations in January 2021.
In 2020, the Mining segment maintained productive social dialogue and relationships with its trade unions and communities where there are operations. The CLA with USW in Canada was renegotiated in 2020 remains in force. The agreement with UWUL in Liberia remains in force and will be renegotiated in 2021. The annual negotiations with SINDEXTRA for Serra Azul in Brazil started at the end of 2020, similar to prior years.

Management report	179
Shareholders and markets
Major shareholders
The following table sets out information as of December 31, 2020 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Ordinary Shares
	Number	%
Significant Shareholder[1]	393,046,404	35.64%
Treasury Shares[2]	22,075,359	2.0%
Other Public Shareholders	687,688,009	62.36%
Total	1,102,809,772	100.00%
Of which: Directors and Senior Management[3]	533.044	0.05%
Significant Shareholder voting rights (outstanding shares)		36.37%
1For purposes of this table, ordinary shares owned directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder (other than those resulting from the conversion of mandatorily convertible subordinated notes). At December 31, 2020, Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and beneficial ownership (within the meaning set forth in Rule 13d-3 of the Exchange Act), through the Significant Shareholder, of the outstanding equity of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”). Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 63,658,348 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 329,075,814 ArcelorMittal ordinary shares. Mr. Mittal was the direct owner of 286,742 ArcelorMittal ordinary shares. Mrs. Mittal was the direct owner of 25,500 ArcelorMittal ordinary shares. Mr. Mittal, Mrs. Mittal and the Significant Shareholder shared beneficial ownership of 100% of the outstanding equity of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Mittal was the beneficial owner of 393,020,904 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 392,759,662 ordinary shares, and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) was the beneficial owner of 393,046,404 ordinary shares. Assuming conversion of all outstanding mandatorily convertible subordinated notes issued in May 2020
(including those held by the Significant Shareholder), the Significant Shareholder would, together with Mr. and Mrs. Mittal, beneficially own 403,833,884 ordinary shares representing 34.0% of outstanding shares (assuming conversion of all notes at the maximum conversion ratio) or 402,227,244 ordinary shares representing 34.3% of outstanding shares (assuming conversion of all notes at the minimum conversion ratio). As of December 31, 2019 and 2018, the Significant Shareholder (together with Mr. Mittal and Mrs. Mittal) held 37.41% and 37.41% of the Company’s ordinary shares respectively.
2Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs, fractional shares returned in various transactions, and the use of treasury shares in various transactions.
3Includes shares beneficially owned by directors and members of senior management listed in section "Management and employees—Directors and senior managers" of this annual report; excludes shares beneficially owned by Mr. Mittal. Note that ordinary shares included in this item are included in “Other Public Shareholders” above.

Aditya Mittal is the direct owner of 120,413 ArcelorMittal ordinary shares representing 0.01% of the ArcelorMittal ordinary shares outstanding. Aditya Mittal holds a total of 328,007 PSUs of which 40,653 may vest in 2021, 133,720 may vest in 2022, 82,584 may vest in 2023 and 71,050 may vest in 2024. As the vesting of PSUs is dependent on the Company's performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal ordinary shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal and was Group President, CFO and non-independent director of ArcelorMittal as well as CEO of ArcelorMittal Europe. Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal ordinary shares, representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal and a member of the Company’s Board of Directors.
The EGM of ArcelorMittal shareholders held on May 10, 2017 approved a reverse stock split. Following this approval, on May 22, 2017 ArcelorMittal completed the consolidation of each three existing shares in ArcelorMittal without nominal value into one share without nominal value. As a result, the aggregate number of shares issued and fully paid up decreased from 3,065,710,869 to 1,021,903,623.

180	Management report
The ArcelorMittal ordinary shares may be held in registered form on the Company’s register only. Registered shares are fully fungible and may consist of:
a.ArcelorMittal Registry Shares, which are registered directly on ArcelorMittal’s Luxembourg shareholder register,
b.shares traded on Euronext Amsterdam, Euronext Paris, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges, which are held in Euroclear, or
c.shares traded on the NYSE, the ("New York Registry Shares"), which are registered (including in the name of the nominee of DTC) in a New York Share Register kept on behalf of ArcelorMittal by Citibank N.A., its New York transfer agent.
On May 18, 2020, ArcelorMittal announced that a 5.11% shareholding notification by BlackRock Inc. was available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’. On August 27, 2020 ArcelorMittal announced that BlackRock Inc. has notified it of a decrease in its voting rights in ArcelorMittal from 5.04% to 4.98% as based on an amended form submitted on August 25, 2020. The notification was available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’. On February 5, 2021, BlackRock, Inc. filed a Schedule 13G with the SEC stating that it beneficially owned 57,171,259 shares or 5.2% of ArcelorMittal’s issued shares as of December 31, 2020.
There were notifications from Société Générale SA on June 22, on November 12, 19 and 24, on December 18 and 30, 2020 and on January 4, 6 and 25, 2021 with a closing percentage on December 31, 2020 of 4.75% subsequently increasing to 5.18% on January 4, 2021 and decreasing to 4.79% on January 21, 2021. These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”. The notifications were published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities ("Transparency Law") in view of a shareholding notification going above or below the 5% voting rights threshold.
Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.
At December 31, 2020, 2,653 shareholders other than the Significant Shareholder, holding an aggregate of 21,826,165 ArcelorMittal ordinary shares, were registered in ArcelorMittal’s shareholder register, representing approximately 2.14% of the ordinary shares issued (including treasury shares).
At December 31, 2020, there were 163 registered shareholders holding an aggregate of 72,967,704 New York Registry Shares, representing approximately 6.62% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Registry Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.
At December 31, 2020, 612,576,400 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain, representing approximately 55.55% of the ordinary shares issued (including treasury shares).
Voting rights
Each share entitles the holder to one vote at the general meeting of shareholders, and no shareholder benefits from special voting rights. For more information relating to ArcelorMittal shares, see “Additional information—Memorandum and Articles of Association—Voting and information rights”.

Management share ownership
As of December 31, 2020, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (20 individuals) totaled 533,044 ArcelorMittal shares (excluding shares beneficially owned by the Significant Shareholder) representing 0.05% of the total issued share capital of ArcelorMittal. Other than Mr. Lakshmi Mittal, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. See "Major shareholders” for the beneficial share ownership of the Significant Shareholder, Mr. Aditya Mittal and Ms. Vanisha Mittal Bhatia.
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

Management report	181
In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, independent non-executive members of ArcelorMittal's Board of Directors do not receive share options, RSUs or PSUs, and the policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company.
See “Management and employees—Compensation” for a description of options, RSUs and PSUs held by members of ArcelorMittal’s senior management, including the Chairman and CEO.

The following tables summarize outstanding PSUs and RSUs granted to the members of the CEO Office and Executive Officers of ArcelorMittal for the last five years.

	PSUs granted in 2020	PSUs granted in 2019	PSUs granted in 2018	PSUs granted in 2017	PSUs granted in 2016
CEO office	148,422	172,517	134,861	90,084	306,536
Term (in years)	3	3	3	3	3+2
Vesting date[1]	January 1, 2024	January 1, 2023	January 1, 2022	January 1, 2020 - January 1, 2022	January 1, 2020 - January 1, 2022
1See “Directors, senior management and employees—Compensation—Remuneration—Long-term incentives plans”, for vesting conditions.

	PSUs granted in 2020	RSUs granted in 2020		PSUs granted in 2019	PSUs granted in 2018	PSUs granted in 2017	PSUs granted in 2016
Executive Officers	50,000	15,169	24,900	100,500	76,550	44,720	149,920
Term (in years)	3	1	3	3	3	3	2
Vesting date[1]	January 1, 2024	December 14, 2021	December 14, 2023	January 1, 2023	January 1, 2022	January 1, 2021	January 1, 2021
1See note 8.3 to the consolidated financial statements, for vesting conditions.

See note 8.3 of the consolidated financial statements for a description of ArcelorMittal’s equity-settled share-based payments to certain employees, including stock options, RSUs and PSUs.

Related party transactions
ArcelorMittal engages in certain commercial and financial transactions with related parties, including associates and joint ventures of ArcelorMittal. Please refer to note 12 of ArcelorMittal’s consolidated financial statements. Further information related to required disclosure of related party transactions under the Shareholders’ Rights Law of August 1, 2019 implementing the European Union's Shareholders' Rights Directive in Luxembourg (the "Shareholders' Rights Law") is included in “Memorandum and Articles of Association—Voting and information rights”.
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
Memorandum of Understanding
The Memorandum of Understanding entered into in connection with the Mittal Steel acquisition of Arcelor, certain provisions of which expired in August 2009 and August 2011, is described under “Additional information—Material contracts—Memorandum of Understanding”.
Agreements with Aperam SA post-Stainless Steel Spin-Off
In connection with the spin-off of its stainless steel division into a separately focused company, Aperam SA (“Aperam”), which was completed on January 25, 2011, ArcelorMittal entered into several agreements with Aperam and/ or certain Aperam

182	Management report
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
In the area of research and development at the time of the spin-off, Aperam entered into a framework arrangement with ArcelorMittal to establish a structure for future cooperation in relation to certain ongoing or new research and development programs. Currently, limited research and development support is implemented through this agreement. In Europe, Aperam purchased most of its electricity and natural gas through energy supply contracts put in place for the period 2014-2020 through ArcelorMittal Energy SCA and ArcelorMittal Purchasing SAS, and such contracts are to be automatically renewed in 2021.
Regarding procurement, Aperam still relies on ArcelorMittal for supplies and services in relation to the negotiation of certain contracts with global or large regional suppliers. The Purchasing Services Agreement entered into for an initial term of two years until January 24, 2013 has been extended successively and is expected to remain in force until 2021 in relation to the following key categories: operating materials (only hot strip mill), electrodes and refractory materials, spare parts, sea freight, industrial products and support services (excluding industrial services). The Purchasing Services Agreement also permits Aperam to avail itself services and expertise of ArcelorMittal for certain capital expenditures.
Another supply agreement entered into between Aperam and ArcelorMittal Sourcing is effective since January 2020 for the sale of electrodes. Specific IT service agreements have been put in place with Aperam, one for Asset Reliability Maintenance Program ("ARMP") in its Brazilian entities, and two others for the use in Europe of ARMP and for the use of the global wide area network (WAN).
Purchasing activities will continue to be provided to Aperam pursuant to existing contracts with ArcelorMittal entities that it has specifically elected to assume. In addition, since 2011, a services agreement has been concluded between ArcelorMittal Shared Service Center Europe Sp z.o.o. Sp.k. and Aperam for accounting services.
In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between ArcelorMittal Brasil and Aperam Inox América do Sul S.A. (formerly known as ArcelorMittal Inox Brasil), Aperam Inox Serviços Brasil Ltda., Aperam Inox Tubos Brasil Ltda. and Aperam Bioenergia Ltda.pursuant to which, as of April 1, 2011, ArcelorMittal Brasil continued to perform purchasing for the benefit of these Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties.
Headquarters
ArcelorMittal Kirchberg Real Estate S.à r.l., Kennedy 2020 SAS, and Aperam Real Estate S.à r.l, which are subsidiaries of ArcelorMittal and Aperam, respectively, signed a land use right for a combined head office project in Kirchberg, Luxembourg with Fonds Kirchberg on March 7, 2019.
Markets
ArcelorMittal shares are listed and traded (through a single order book) on the Euronext European markets (Paris and Amsterdam) (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MT”) and are listed and traded on the Spanish Stock Exchanges (symbol “MTS”). In the United States, ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”).
Additionally, ArcelorMittal’s 5.50% mandatorily convertible notes due 2023, which were issued on May 18, 2020, are listed and traded on the NYSE.
Paying agents
The paying agent for shareholders who hold shares listed on the NYSE is Citibank and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchanges is BNP Paribas Securities Services.
New York Registry Shares
The Company does not have any American Depositary Receipts. As described under “Additional information—Memorandum and Articles of Association—Form and transfer of shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2020, 72,967,704 shares (or approximately 6.62% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Registry Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Registry Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions,

Management report	183
Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2020, Citibank paid the Company $939,319 in respect of reimbursements of expenses incurred by the Company in 2020.
Dividend distributions
Based on Luxembourg law and its Articles of Association, ArcelorMittal allocates at least five percent of its net profits to the creation of a reserve. This allocation ceases to be compulsory when the reserve reaches ten percent (10%) of its issued share capital, and becomes compulsory once again when the reserve falls below that percentage. Under Luxembourg law, the amount of any dividends paid to shareholders may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or the Articles of Association. A company may not pay dividends to shareholders when, on the closing date of the last financial year, the net assets are, or following the payment of such dividend would become, lower than the amount of the subscribed capital plus the reserves that may not be distributed by law or by virtue of the articles of association. ArcelorMittal’s Articles of Association provide that the portion of annual net profit that remains unreserved is allocated as follows by the general meeting of shareholders upon the proposal of the Board of Directors:
•a global amount is allocated to the Board of Directors by way of directors’ fees (“tantièmes”). This amount may not be less than €1,000,000. In the event that the profits are insufficient, the amount of €1,000,000 shall be imputed in whole or in part to charges. The distribution of this amount among the members of the Board of Directors shall be effected in accordance with the Board of Directors’ rules of procedure; and
•the balance is distributed as dividends to the shareholders or placed in the reserves or carried forward.
Interim dividends may be distributed under the conditions set forth in Luxembourg law by decision of the Board of Directors.
No interest is paid on dividends declared but not paid which are held by the Company on behalf of shareholders.
On January 31, 2018, the Company announced that the Board agreed on a new dividend policy following two years of no dividends, which was proposed to shareholders at the AGM in May 2018. Accordingly, the Board proposed an increase in the base dividend for 2019 (paid from 2018 earnings) from $0.10
(paid in 2018 from 2017 earnings) to $0.20 per share which was approved by the shareholders at the AGM in May 2019 and was paid on June 13, 2019. On February 6, 2020, given the resilient cash flow and progress towards its net debt target (revised to $7 billion during 2019 to reflect impact of IFRS 16), the Board proposed a base dividend of $0.30 per share for 2020 (in respect of 2019). However, against the backdrop of significant cost saving measures being taken across the business due to the COVID-19 outbreak, the Board determined it both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalizes.
The Company has now reached its $7 billion net debt target, and deleveraging has been completed. The Company's capital allocation priority will now shift to returning cash to shareholders. The process began with a $500 million share buyback program that was initiated following the announced sale of ArcelorMittal USA (and the program was completed as of October 30, 2020). Following the achievement of the Group’s net debt target, and in line with its previous statements, the Board has approved a new capital return policy. According to this policy, the Board recommends a $0.30/share base dividend be paid in June 2021, subject to the approval of shareholders at the AGM in May 2021.
Purchases of equity securities by the issuer and affiliated purchasers
In accordance with the authorization provided by the annual general meeting of shareholders of June 13, 2020 as described in “Memorandum and Articles of Association”, on September 28, 2020, ArcelorMittal announced a share buyback program with the intent to acquire shares intended to meet the Company’s obligations i) under debt obligations exchangeable into equity securities, and/or ii) to reduce its share capital. ArcelorMittal intended to repurchase, between 28 September 2020 and 31 March 2021, shares for an aggregate maximum amount of $500 million in accordance with the resolution of the annual general meeting of shareholders held on June 13, 2020 and applicable market abuse regulations. On October 30, 2020, ArcelorMittal announced the completion of its share buyback program at an average price of $14.03 per share. Under the authorization given on June 13, 2020 and if further programs are announced, the Company may buy back shares up to approximately 7% of its issued share capital as of December 31, 2020.
As described in “Memorandum and Articles of Association”, the maximum number of shares that may be acquired is the maximum allowed by the Luxembourg law of 10 August 1915 on commercial companies in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital. The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of

184	Management report
reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-272-1 of the Grand-Ducal Regulation coordinating the amended law of 10 August 1915 on commercial companies Law.

2020	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (see above explanations)
September 1 - September 30	4,559,734	$13.32	4,559,734	—
October 1 - October 31	31,076,519	$14.10	31,076,519	—

Share capital
As of December 31, 2020, the Company’s issued share capital was $393 million represented by 1,102,809,772 ordinary shares without nominal value. The Company's issued share capital changed as described below in 2018 and 2020.
Out of the total of 1,102,809,772 shares in issue, 22,075,359 shares were held in treasury by ArcelorMittal at December 31, 2020, representing approximately 2% of its issued share capital.
The Company’s authorized share capital, including the issued share capital, was $485 million represented by 1,361,418,599 ordinary shares without nominal value as of December 31, 2020. The Company's authorized share capital changed as described below in 2018 and 2020.
The EGM of ArcelorMittal shareholders held on May 16, 2018 approved the change of currency of the Company's share capital from euro to U.S. dollar based on the exchange rate published by the European Central Bank on May 15, 2018. As a result, the issued share capital amounted to $364 million at December 31, 2018. There was no change in the aggregate number of shares issued which continued to amount to 1,021,903,623 ordinary shares fully paid without nominal value at December 31, 2018 and 2019. The Company’s authorized share capital, including the issued share capital, amounted to $411 million at December 31, 2019 represented by 1,151,576,921 ordinary shares without nominal value.
On May 14, 2020, the Company completed an offering of ordinary shares, without nominal value for $750 million at a price of $9.27 per share; and on May 18, 2020, the Company completed an offering of mandatorily convertible subordinated notes ("MCNs") for $1,250 million, respectively (see note 11 to the consolidated financial statements). At the closing of the offering of ordinary shares, the Company issued 80,906,149 fully paid up shares. Accordingly, the share capital and aggregate number of shares issued and fully paid up increased to $393 million represented by 1,102,809,772 ordinary shares without nominal value. Subsequently, on December 15, 2020, ArcelorMittal signed separate, privately negotiated agreements with certain MCN holders to exchange $247 million in aggregate principal amount of MCNs for an aggregate of 22,653,933 shares. See "Key transactions and events in 2020" and note 11.2 to the consolidated financial statements.
On June 13, 2020, at the EGM of ArcelorMittal shareholders, the shareholders approved an increase of the Company's authorized share capital to $485 million represented by 1,361,418,599 ordinary shares without nominal value. The increase was needed to deliver the necessary ordinary shares upon conversion of the MCNs, which were on the basis of the conversion ratio when issued on May 18, 2020, mandatorily convertible into up to 134,843,500 ordinary shares of the Company and for the Company to have adequate flexibility going forward, whilst taking into account the issue of 80,906,149 ordinary shares in an offering which closed on May 14, 2020. In addition, the EGM of ArcelorMittal shareholders held on June 13, 2020 authorized the Board of Directors, during a period of five years from the date of the EGM meeting, i) to issue additional ordinary shares in the Company within the limit of the authorized share capital and ii) to limit or suspend the preferential subscription rights of existing shareholders in the event of any increase in the issued share capital up to and including the share capital. For more information, see "Key transactions and events in 2020" and note 11 to the consolidated financial statements.
Over the years, ArcelorMittal has issued equity-settled share-based payments to certain employees, including stock options, restricted share units and performance share units. See note 8.3 to the consolidated financial statements.
Additional information
Memorandum and Articles of Association
Below is a summary of ArcelorMittal’s Articles of Association. The full text of the Company’s Articles of Association is also available on www.arcelormittal.com under “Investors-Corporate Governance-Articles of Association”.
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

Management report	185
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
The ArcelorMittal ordinary shares may be held in registered form on the Company’s register only. Registered shares are fully fungible and may consist of:
a.ArcelorMittal Registry Shares, which are registered directly on ArcelorMittal’s Luxembourg shareholder register,
b.shares traded on Euronext Amsterdam, Euronext Paris, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges, which are held in Euroclear, or
c.shares traded on the NYSE (the "New York Registry Shares"), which are registered (including in the name of the nominee of Depository Trust Company) in a New York Share Register kept on behalf of ArcelorMittal by Citibank, N.A., its New York transfer agent.
Since March 2009, ArcelorMittal has used the services of BNP Paribas Securities Services to assist it with certain administrative tasks relating to the day-to-day administrative management of the shareholders’ register. The Company maintains a New York Share Register with Citibank, N.A. (located at 388 Greenwich Street, New York, New York 10013) for its New York Registry Shares that trade on the NYSE with underlying positions held in Euroclear. As of December 31, 2020, 72,967,704 shares (or approximately 6.62% of ArcelorMittal's total issued shares) were New York Registry Shares.
The law of April 6, 2013 concerning dematerialized securities allows Luxembourg issuers to opt for the full dematerialization of shares. The EGM of ArcelorMittal shareholders held on May 10, 2017 authorized and empowered the Board of Directors to give effect to such dematerialization and to determine its effective date, following which new shares in the Company may only be issued in dematerialized form (the “Effective Date”). Notice of the compulsory dematerialization will be given in accordance with Article 6.9 (i) of the Company’s Articles of Association. As from the Effective Date, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. It would then no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently the case. As of December 31, 2020, notice of the Effective Date has not been given.
Issuance of shares
The issuance of shares by ArcelorMittal requires either an amendment of the Articles of Association approved by an EGM or a decision of the Board of Directors that is within the limits of the authorized share capital set out in the Articles of Association. In the latter case, the Board of Directors may determine the

186	Management report
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
The EGM of ArcelorMittal shareholders held on May 16, 2018 approved the change of the currency of the share capital of the Company from euro into U.S. dollar (the “Change of Currency”) based on the EUR/USD exchange rate of 1.1883 published by the European Central Bank at about 4 pm CET on May 15, 2018, the day preceding the EGM. As a result, the issued share capital amounted to $364 million represented by 1,021,903,623 ordinary shares fully paid without nominal value. The Company’s authorized share capital, including the issued share capital, amounted to $411 million represented by 1,151,576,921 ordinary shares without nominal value.
Articles 5.1, 5.2 and the second paragraph of article 17 of the Articles of Association of the Company have been amended to reflect the Change of Currency. Such amendments to the Articles of Association were filed with the Luxembourg Register of Commerce and Companies on May 31, 2018.
Article 5.1 of the Articles of Association of the Company has been amended to reflect the issued share capital increase described above in "Shareholders and markets–Share capital". Such amendment to the Articles of Association was filed with the Luxembourg Register of Commerce and Companies on June 8, 2020.
Articles 5.2 and 5.5 of the Articles of Association of the Company have been amended to reflect the authorized share capital increase described above in "Shareholders and markets–Share capital". Such amendments to the Articles of Association were filed with the Luxembourg Register of Commerce and Companies on June 17, 2020.
Preemptive rights
Unless limited or canceled by the Board of Directors as described below or by an EGM, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).
The Articles of Association provide that preemptive rights may be limited or canceled by the Board of Directors in the event of an increase in the Company’s issued share capital until the date being five years from the date of publication via the online platform called Recueil électronique des sociétés et associations (“RESA”) of the relevant meeting minutes, which publication occurred on June 17, 2020 with respect to the minutes of the EGM held on June 13, 2020. This power of the Board of Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years each.
Repurchase of shares
ArcelorMittal is prohibited by Luxembourg law from subscribing for its own shares. ArcelorMittal may, however, repurchase its own shares or have another person repurchase shares on its behalf, subject to certain conditions, including:
•a prior authorization of the general meeting of shareholders setting out the terms and conditions of the proposed repurchase, including the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and the minimum and maximum consideration per share;
•the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association;
•only fully paid-up shares may be repurchased. At December 31, 2020, all of ArcelorMittal’s issued ordinary shares were fully paid-up; and
•the acquisition offer is made on the same terms and conditions to all the shareholders who are in the same position, it being noted however that listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to the shareholders.
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
The general meeting of shareholders held on June 13, 2020 (the “General Meeting”) decided (a) to cancel with effect as of the date of the General Meeting the authorization granted to the Board of Directors by the general meeting of shareholders held on May 5, 2015 with respect to the share buy-back program, and (b) to authorize, effective immediately after the General

Management report	187
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
The authorization is valid for a period of five years, i.e., until the annual general meeting of shareholders to be held in 2025, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period.
The maximum number of shares that may be acquired is the maximum allowed by the Law (as defined above) in such manner that the accounting par value of the Company’s shares held by the Company does not in any event exceed 10% of the Company’s issued share capital. The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-2 of the Law. The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the Euronext markets where the Company is listed or the Luxembourg Stock Exchange, depending on the market on which the purchases are made. For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during 30 consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction. The total amount allocated for the Company’s share repurchase program may not in any event exceed the amount of the Company’s then available equity.
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

188	Management report
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
Extraordinary general meetings of shareholders. An extraordinary general meeting must be convened to deliberate on the following types of matters:
•an increase or decrease of the authorized or issued share capital,
•a limitation or exclusion of existing shareholders’ preemptive rights,
•the acquisition by any person of 25% or more of the issued share capital of ArcelorMittal,
•approving a merger or similar transaction such as a spin-off, and
•any transaction or matter requiring an amendment of the Articles of Association.
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

Management report	189
answers session prior to the vote on the agenda items. Although the Articles of Association do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the June 13, 2020 general meetings, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice.
Given the COVID-19 outbreak - and related limitation on travel and large gatherings - the Board of Directors decided to hold the June 13, 2020 general meetings without a physical presence, as permitted by Luxembourg law. In view thereof, arrangements were made to provide the shareholders the opportunity to vote electronically, and by proxy voting as set out in the convening notice.
Identification of shareholders
Pursuant to the Shareholders’ Rights Law, listed companies now have the ability to identify their shareholders and ultimately improve communication between them and their shareholders. Intermediaries, including those in third countries, are required to provide the Company with information to enable the identification of shareholders. Intermediaries in-scope of the Shareholders' Rights Law are investment firms, credit institutions and central securities depositories which provide share safekeeping or administration of securities accounts or maintenance services to shareholders or other persons. Third country in-scope intermediaries are those which provide these services to shareholders or other intermediaries with respect to shares in the Company and are located outside of the European Union.
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
Election and removal of directors
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
The remuneration of the Directors is determined each year by the annual general meeting of shareholders subject to Article 17 of the Articles of Association. The annual shareholders meeting of the Company decides on the directors’ remuneration. The Chairman & CEO is not remunerated for his membership on the Board of Directors. The remuneration of the Chairman & CEO is determined by the Board’s ARCGS Committee, which consists solely of independent directors. For more information, see “Management and employees—Compensation”.
Pursuant to the Shareholders’ Rights Law, the shareholders must be informed in detail of the remuneration of the members of the Company's Board of Directors and its CEO and the company's remuneration policy. Companies must prepare a management remuneration policy describing all components, criteria, methods and modalities applied to determine the fixed and variable remuneration of such persons. Such remuneration policy must contribute to the Company' business strategy and long term interests. It must be resubmitted to an advisory vote at the general meeting of shareholders for approval each time there is a significant change thereto and at least every four years. In addition, companies must prepare a remuneration

190	Management report
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
Article 8.2 of the Articles of Association states that the members of the Board of Directors do not have to be shareholders in the Company. However, the Board of Directors introduced on October 30, 2012 (as amended on November 7, 2017) a policy that requires members of the Board of Directors to hold 4,000 shares in the Company (6,000 for the Lead Independent Director). For more information, see “Management and employees—Corporate governance—Specific characteristics of the director role”.
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

Management report	191
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

192	Management report
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
A person must also notify ArcelorMittal of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the above-mentioned thresholds as a result of events changing the breakdown of voting rights.
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
ArcelorMittal’s Articles of Association also provide that the above disclosure obligations also apply to:
•any acquisition or disposal of shares resulting in the threshold of 2.5% of voting rights in ArcelorMittal being crossed upwards or downwards,
•any acquisition or disposal of shares resulting in the threshold of 3.0% of voting rights in ArcelorMittal being crossed upwards or downwards, and
•with respect to any shareholder holding at least 3.0% of the voting rights in ArcelorMittal, to any acquisition or disposal of shares resulting in successive thresholds of 1.0% of voting rights being crossed upwards or downwards.
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
For the purposes of calculating the percentage of a shareholder’s voting rights in ArcelorMittal, the following are taken into account:
•voting rights held by a third party with whom that person or entity has concluded an agreement and which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards ArcelorMittal;
•voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;
•voting rights attaching to shares pledged as collateral with that person or entity, provided the person or entity controls the voting rights and declares its intention to exercise them;
•voting rights attaching to shares in which a person or entity holds a life interest;
•voting rights which are held or may be exercised within the meaning of the four foregoing points by an undertaking controlled by that person or entity;
•voting rights attaching to shares deposited with that person or entity which the person or entity may exercise at its discretion in the absence of specific instructions from the shareholders;
•voting rights held by a third party in its own name on behalf of that person or entity; and
•voting rights which that person or entity may exercise as a proxy where the person or entity may exercise the voting rights in its sole discretion.
In addition, the Articles of Association provide that, for the purposes of calculating a person’s voting rights in ArcelorMittal, the voting rights attached to shares underlying any other financial instruments owned by that person (such as convertible notes) must be taken into account for purposes of the calculation described above.

Management report	193
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
“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors, and the CEO Office, the Executive Officers, and other executives occupying a high level management position with regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy (see “Directors, senior management and employees— Directors and senior management" for a description of senior management). Persons closely associated with them include their respective family members.
Both information on trading in Financial Instruments by “Persons Discharging Senior Managerial Responsibilities” and ArcelorMittal’s Insider Dealing Regulations are available on www.arcelormittal.com under “Investors—Corporate Governance—Share Transactions by Management”. For more information, see “Directors, senior management and employees—Directors and senior management”.
In 2020, six notifications were received by ArcelorMittal from such persons and filed with the CSSF.
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
ArcelorMittal Equity Incentive Plan, Performance Share Unit Plan and Special Grant
For a description of such plans, please refer to “Management and employees—Compensation.”

194	Management report
Memorandum of Understanding
Mr. Lakshmi Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Nuavam Investments S.à r.l. (together, the “MoU Group”) and the Company are parties to a Memorandum of Understanding (“MoU”), dated June 25, 2006, to combine Mittal Steel and Arcelor in order to create the world’s leading steel company. (Lumen Investments S.à r.l. and Nuavam Investments S.à r.l. became parties following the assumption of the obligations of original parties to the MoU that have since ceased to hold Company shares). In April 2008, the Board of Directors approved resolutions amending certain provisions of the MoU in order to adapt it to the Company’s needs in the post-merger and post-integration phase, as described under “Management and employees—Corporate governance—Operation—Lead Independent Director”.
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
The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2020.
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

Management report	195
Exchange controls and other limitations affecting security holders
There are no legislative or other legal provisions currently in force in Luxembourg or arising under ArcelorMittal’s Articles of Association that restrict the payment of dividends to holders of ArcelorMittal shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles of Association, on the right of non-Luxembourg nationals to hold or vote ArcelorMittal shares.
Luxembourg takeover law disclosure
The following disclosure is provided based on article 11 of the Luxembourg law of May 19, 2006 transposing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids (the “Takeover Law”). The Articles of Association are available on www.arcelormittal.com, under Investors, Corporate Governance, Current Articles of Association.
With regard to articles 11 (1) (a) and (c) of the Takeover Law, the Company has issued a single category of shares (ordinary shares), and the Company’s shareholding structure showing each shareholder owning 2.5% or more of the Company’s share capital is available elsewhere in this report and on www.arcelormittal.com under Investors, Corporate Governance, Shareholding Structure, where the shareholding structure chart is updated monthly.
With regard to article 11(1) (b) of the Takeover Law, the ordinary shares issued by the Company are listed on various stock exchanges including NYSE and are freely transferable.
With regard to article 11(1) (d) of the Takeover Law, each ordinary share of the Company gives right to one vote, as set out in article 13.6 of the Articles of Association, and there are no special control rights attaching to the shares. Article 8 of the Articles of Association provides that the Mittal Shareholder (Mr Lakshmi N. Mittal, Mrs Usha Mittal or any of their heirs or successors acting directly or indirectly and/or the trust or trusts of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and/or their heirs or successors are the beneficiaries, hold or control ArcelorMittal shares or any other entity controlled, directly or indirectly, by either of them) may, at its discretion, exercise the right of proportional representation and nominate candidates for appointment to the Board of Directors (defined as “Mittal Shareholder Nominees”). The Mittal Shareholder has not, to date, exercised that right.
Articles 11(1) (e) and (f) of the Takeover Law are not applicable to the Company. However, the sanction of suspension of voting rights automatically applies, subject to limited exceptions set out in the Transparency Law as amended from time to time (as defined below), to any shareholder (or group of shareholders) who has (or have) crossed the thresholds set out in article 7 of the Articles of Association and articles 8 to 15 of the Luxembourg law of January 11, 2008 on the transparency requirements regarding issuers of securities (the “Transparency Law”) but have not notified the Company accordingly. The sanction of suspension of voting rights will apply until such time as the notification has been properly made by the relevant shareholder(s).
Article 11(1) (g) of the Takeover Law is not applicable to the Company.
With regard to article 11(1) (h) of the Takeover Law, the Articles of Association provide that the directors are elected at the annual general meeting of shareholders for a term that may not exceed three years, and may be re-elected. The rules governing amendments to the Articles of Association are described elsewhere in this report and are set out in article 19 of the Articles of Association.
With regard to article 11(1) (i) of the Takeover Law, the general meeting of shareholders held on June 13, 2020 granted the Board of Directors a new share buy-back authorization whereby the Board of Directors may authorize the acquisition or sale of Company shares including, but not limited to, entering into off-market and over-the-counter transactions and the acquisition of shares through derivative financial instruments. Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with the Luxembourg law of December 23, 2016 on market abuse, Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures and may be carried out by all means, on or off-market, including by a public offer to buy-back shares, or by the use of derivatives or option strategies. The fraction of the capital acquired or transferred in the form of a block of shares may amount to the entire program. Such transactions may be carried out at any time, including during a tender offer period, in accordance with applicable laws and regulations, including Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act. The authorization is valid for a period of five years, i.e., until the annual general meeting of shareholders to be held in 2025, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period. Details relating to the repurchase of shares, as approved by the June 13, 2020 EGM can be found under "—Memorandum and Articles of Association - Repurchase of shares".

196	Management report
Articles 11(1) (j) and (k) of the Takeover Law are not applicable to the Company.
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
This summary does not address any aspects of U.S. federal tax law other than income taxation, or any state, local, or non-U.S. tax considerations that may be applicable to investors, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders. Investors are urged to consult their tax advisors regarding the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of ArcelorMittal shares.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ArcelorMittal shares that is, for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; or
•any other person that is subject to U.S. federal income tax on a net income basis in respect of the ArcelorMittal shares.
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
(a) Taxation of distributions
Cash distributions made by ArcelorMittal in respect of ArcelorMittal shares will constitute a taxable dividend when such distribution is actually or constructively received, to the extent such distribution is paid out of the current or accumulated earnings and profits of ArcelorMittal (as determined under U.S. federal income tax principles). The amount of any distribution will include the amount of any applicable Luxembourg withholding tax. To the extent the amount of any distribution received by a U.S. Holder in respect of ArcelorMittal shares exceeds the current or accumulated earnings and profits of ArcelorMittal, the distribution (1) will be treated as a non-taxable return of the U.S. Holder’s adjusted tax basis in those ArcelorMittal shares and (2) thereafter will be treated as U.S.-source capital gain. Because ArcelorMittal does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional ArcelorMittal shares that are made to U.S. Holders with respect to their ArcelorMittal shares, and that are part of a pro rata distribution to all ArcelorMittal shareholders, generally will not be subject to U.S. federal income tax unless the U.S. Holder has the right to receive cash or property instead, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.
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

Management report	197
related refund of Luxembourg withholding tax may give rise to foreign currency gain or loss. Such gain or loss will generally be treated as ordinary income or loss for U.S. tax purposes. Dividends paid by ArcelorMittal will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.
Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2020 taxable year, and ArcelorMittal does not anticipate being a PFIC for its 2021 taxable year. See “—Passive foreign investment company ("PFIC") status”.
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
(b) Taxation of sales, exchanges, or other dispositions of ArcelorMittal shares
Sales or other taxable dispositions by U.S. Holders of ArcelorMittal shares generally will give rise to gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in such ArcelorMittal shares, as determined in U.S. dollars. A U.S. Holder generally will have an initial tax basis in each ArcelorMittal share equal to its U.S. dollar cost to the U.S. Holder.
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

198	Management report
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

Management report	199
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
Luxembourg resident corporate holders
For Luxembourg companies, which do not benefit from a special tax regime, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 7%) for Luxembourg companies with registered office in Luxembourg City is 24.94% in 2020. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.
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
(c) Other taxes
Net wealth tax
Luxembourg net wealth tax will not be levied on a Luxembourg Holder unless:
•the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or

200	Management report
•ArcelorMittal shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg of a non-resident entity.
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
Evaluation of disclosure controls and procedures
Disclosure controls and procedures
Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. ArcelorMittal’s controls and procedures are designed to provide reasonable assurance of achieving their objectives.
Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2020. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2020 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company’s internal control over financial reporting includes those policies and procedures that:
•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ArcelorMittal;
•provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with IFRS;
•provide reasonable assurance that receipts and expenditures of ArcelorMittal are made in accordance with authorizations of ArcelorMittal's management and directors; and
•provide reasonable assurance that unauthorized acquisition, use or disposition of ArcelorMittal’s assets that could have a material effect on the financial statements would be prevented or detected on a timely basis.
Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in

Management report	201
conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2020 based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2020.
The effectiveness of management’s internal control over financial reporting as of December 31, 2020 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of March 8, 2021 below expresses an unqualified opinion on the Company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected or are reasonably likely to have materially affected the Company’s internal control over financial reporting.

202 Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 8, 2021, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Deloitte Audit S.à r.l.
Luxembourg, Grand Duchy of Luxembourg
March 8, 2021

Management report	203
Principal accountant fees and services
Deloitte Audit S.à r.l. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2020 and 2019. Set forth below is a breakdown of fees for services rendered in 2020 and 2019.
Audit Fees. Audit fees in 2020 and 2019 included $25.6 million and $25.5 million, respectively, for the audits of financial statements, and $0.4 million and $0.4 million in 2020 and 2019, respectively, for regulatory filings.
Audit-Related Fees. Audit-related fees in 2020 and 2019 were $0.7 million and $1.0 million, respectively. Audit-related fees include fees for agreed upon procedures for various transactions or reports.
Tax Fees. Fees relating to tax planning, advice and compliance in 2020 and 2019 were $0.2 million and $0.3 million, respectively.
All Other Fees. Fees in 2020 and 2019 for all other services were $0.01 million and $0.1 million, respectively. All other fees relate to services not included in the first three categories.
The Audit & Risk Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2020 within its scope, prior to commencement of the engagements. None of the services provided in 2020 were approved under the de minimis exception allowed under the Exchange Act.
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
In making its recommendation to appoint Deloitte Audit S.à r.l. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2020, the Audit & Risk Committee has considered whether the services provided are compatible with maintaining Deloitte Audit S.à r.l. independence and has determined that such services do not interfere with Deloitte Audit S.à r.l. independence.

204	Management report
Glossary - definitions, terminology and principal subsidiaries
Definitions and terminology
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
For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below are used where applicable.

Name of Subsidiary	Abbreviation	Country
NAFTA
ArcelorMittal Dofasco G.P.	ArcelorMittal Dofasco	Canada
ArcelorMittal México S.A. de C.V.	ArcelorMittal Mexico	Mexico
ArcelorMittal USA LLC [1]	ArcelorMittal USA	USA
ArcelorMittal Long Products Canada G.P.	ArcelorMittal Long Products Canada	Canada

Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina

Europe
ArcelorMittal France S.A.S.	ArcelorMittal France	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg
ArcelorMittal Italia S.p.A. [2]	ArcelorMittal Italia	Italy

Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P.	ArcelorMittal Mines and Infrastructure Canada ("AMMC")	Canada
ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine
1.On December 9, 2020, the Company completed the sale of ArcelorMittal USA. See "—Key transactions and events in 2020" and note 2.3.1 to the consolidated financial statements.
2.On December 10, 2020, the Company signed a binding agreement with Invitalia, an Italian state-owned company, to form a public-private partnership between the parties. As a result, the carrying amount of the assets and liabilities of ArcelorMittal Italia was classified as held for sale at December 31, 2020 and will be accounted for under the equity method upon closing of the first investment (expected in the first quarter of 2021). See "Introduction—Key transactions and events in 2020" and note 2.3.2 for further information.

Management report	205
In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to abbreviations or terms shown below have the following definitions:

ARS	Argentine Peso, the official currency of Argentina	GMB	the Group Management Board, the former senior management body which was replaced by the CEO Office as of January 1, 2016. The CEO Office, supported by five Executive Officers, makes up the Company’s senior management
Articles of Association	the amended and restated articles of association of ArcelorMittal, dated June 13, 2020 filed as Exhibit 1.1 hereto	Greenfield project	the development of a new project
AUD$ or AUD	Australian dollars, the official currency of Australia	Green steel	tonnes with an auditor verified certification of the CO2 savings achieved
Brownfield project	the expansion of an existing operation	INR	Indian rupee, the official currency of India
C$ or CAD	Canadian dollars, the official currency of Canada	Iron pellets	agglomerated ultra-fine iron ore particles of a size and quality suitable for use in steel-making processes
CEO Office	the Chairman and Chief Executive Officer, Mr. Lakshmi N. Mittal, and the President and Chief Financial Officer, Mr. Aditya Mittal	Kilometers	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or 1000 in meters, each of which equals approximately 3.28 feet
CIS	the countries of the Commonwealth of Independent States	KZT	the Kazakhstani tenge, the official currency of Kazakhstan
CNY	Chinese yuan, the official currency of China	Metallurgical coal	a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection (“PCI”) process
Coking coal	coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process	PLN	Polish złoty, the offcial currency of Poland
Crude steel	the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters	Production capacity	the annual production capacity of plant and equipment based on existing technical parameters as estimated by management
Downstream	finishing operations: flat products - the process after the production of hot-rolled coil/plates, and long products - the process after the production of blooms/billets (including production of bars, wire rods, SBQ, etc.)	Ps or MXN	the Mexican peso, the official currency of the United Mexican States
DMTU or dmtu	dry metric tonne unit	Real, reais or R$	Brazilian reais, the official currency of Brazil
DRI	direct reduced iron, a metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production	ROM	run of mine - mined iron ore or coal to be fed to a preparation and/or concentration process
Energy coal	coal used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal	Sales	include shipping and handling fees and costs billed to a customer in a sales transaction
Euro, euros, EUR or €	the official currency of the European Union (“EU”) member states participating in the European Monetary Union	SBQ	special bar quality steel, a high-quality long product
Sinter	a metallic input used in the blast furnace steel-making process, which aggregates fines, binder and other materials into a coherent mass by heating without melting	Significant Shareholder	a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries
Spanish Stock Exchanges	the stock exchanges of Madrid, Barcelona, Bilbao and Valencia	UAH	Ukrainian hryvnia, the official currency of Ukraine
Steel products	finished and semi-finished steel products, and exclude raw materials (including those described under “upstream” below), direct reduced iron (“DRI”), hot metal, coke, etc.	US$, $, dollars, USD or U.S. dollars	United States dollars, the official currency of the United States
Tons, net tons or ST
short tons are used in measurements involving steel products as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a short ton is equal to 907.2 kilograms or 2,000 pounds)
		Upstream	operations that precede downstream steel-making, coking coal, coke, sinter, DRI, blast furnace, basic oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill
Metric Tonnes or MT	metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds)	Wet recoverable	a quantity of iron ore or coal recovered after the material from the mine has gone through a preparation and/or concentration process excluding drying
Executive Officers	those executives of the Company who are supporting the CEO Office and jointly with the CEO Office represent the senior management of the Company	ZAR	South African rand, the official currency of the Republic of South Africa

EXHIBITS
EXHIBIT INDEX

Exhibit	Description
Number

1.1	Amended and Restated Articles of Association of ArcelorMittal dated June 13, 2020 available at Exhibit 1.1
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of ArcelorMittal and its subsidiaries on a consolidated basis. ArcelorMittal hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of ArcelorMittal or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2	Description of ArcelorMittal securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.2)
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

4.4*
ArcelorMittal Group Management Board Performance Share Unit Plan effective May 8, 2013 (filed as Exhibit 4.7 to the annual report on Form 20-F filed on February 25, 2014 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342914000002/exhibit47.htm.

4.5*
Supplemental Terms for 2016-2017 to the GMB PSU Plan effective May 4, 2016 (filed as Exhibit 5.0 to the annual report on Form 20-F filed on February 23, 2017 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342917000002/ex50.htm.

4.6*
Supplemental Terms for 2016-2017 to the ArcelorMittal Equity Incentive Plan effective May 4, 2016 (filed as Exhibit 5.1 to the annual report on Form 20-F filed on February 23, 2017 (File No. 001-35788) and incorporated by reference herein) and available at: http://www.sec.gov/Archives/edgar/data/1243429/000124342917000002/ex51.htm.

4.7*
Supplemental Terms for 2017-2018 to the GMB PSU Plan effective May 10, 2017, filed as Exhibit 4.12 to the annual report on Form 20-F filed on February 15, 2018) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342918000007/a2017exhibit412.htm.

4.8*
Supplemental Terms for 2017-2018 to the ArcelorMittal Equity Incentive Plan effective May 10, 2017, filed as Exhibit 4.13 to the annual report on Form 20-F filed on February 15, 2018) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342918000007/a2017exhibit413.htm

4.9*
Supplemental Terms for 2018-2019 to the GMB PSU Plan effective May 9, 2018 filed as Exhibit 4.13 to the annual report on Form 20-F filed on February 25, 2019) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit413.htm.

4.10*
Supplemental Terms for 2018-2019 to the ArcelorMittal Equity Incentive Plan effective May 9, 2018 filed as Exhibit 4.14 to the annual report on Form 20-F filed on February 25, 2019) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit414.htm.

4.11*
Supplemental Terms for 2019-2020 Group Management Board Performance Share Units Plan effective December 12, 2019 filed as Exhibit 4.14 to the annual report on Form 20-F filed on March 03, 2020) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342920000004/a2019exhibit414.htm

4.12*
Supplemental Terms for 2019-2020 Performance Share Units effective December 12, 2019 filed as Exhibit 4.15 to the annual report on Form 20-F filed on March 03, 2020) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342920000004/a2019exhibit415.htm.

4.13	Supplemental Terms for 2020-2021 Group Management Board Performance Share Units Plan effective December 12, 2020 available at Exhibit 4.13
4.14	Supplemental Terms for 2020-2021 Restricted Share Units and Performance Share Units effective December 12, 2020 available at Exhibit 4.14
8.1	List of Significant Subsidiaries available at Exhibit 8.1.
12.1	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act and available at Exhibit 12.1.
13.1
Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code and available at Exhibit 13.1.

15.1	Consent of Deloitte Audit available and at Exhibit 15.1.
15.2	Consent of Gustavson Associates - Mexico (Las Truchas and San Jose) and available at Exhibit 15.2.
15.3	Consent of KAI Ltd. - Ukraine (ArecelorMittal Kryvyi Rih Open Pit) and available at Exhibit 15.3.

15.4	Consent of SRK Consulting (UK) Limited - iron ore and available at Exhibit 15.4.
15.5	Consent of SRK Consulting (UK) Limited - coal and available at Exhibit 15.5.
15.6	Consent of SRK Consulting (Canada) Inc. - Ukraine (ArcelorMittal Kryvyi Rih Open Pit) and available at Exhibit 15.6.
15.7	Consent of SRK Consulting (Canada) Inc. - AMMC and available at Exhibit 15.7.
15.8	Consent of Breton, Banville and Associates and available at Exhibit 15.8.
15.9	Consent of BMRC Geomining Solutions LLP and available at Exhibit 15.9
16.1	Mine Safety and Health Administration Safety Data available at Exhibit 16.1.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*    Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: March 8, 2021

ArcelorMittal

# Consolidated Financial Statements

210 Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Adoption of New Accounting Standard
As discussed in Note 7 to the consolidated financial statements, effective January 1, 2019, the Company adopted IFRS 16, Leases, using the modified retrospective transition approach.
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
Goodwill and Property, Plant and Equipment – Refer to Note 5.3 to the Consolidated Financial Statements
Critical Audit Matter Description
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

Report of Independent Registered Public Accounting Firm 211

The goodwill balance as of December 31, 2020, was $3,992 million. There was no impairment of goodwill recorded as of and for the year ended December 31, 2020.
The PP&E balance of the Company as of December 31, 2020, was $30,622 million. The Company recognized a net reversal of impairment charges relating to PP&E amounting to $133 million for the year ended December 31, 2020. This was comprised of the reversal of previously recognized impairment charges of $660 million related to PP&E of ArcelorMittal USA upon classification as assets held for sale, impairment charges of $331 million related to PP&E of the plate business in the Europe segment upon classification as assets held for sale, impairment charges of $92 million and $104 million related to PP&E upon permanent closure of the coke plant at the Florange site and part of a blast furnace and steel plant in Krakow, respectively.
In developing the estimates of future cash flows of its GCGUs and CGUs, the Company considered its exposure to certain climate-related risks which could affect the recoverable amount of a GCGU or CGU. Estimates of future cash flows include near-to-medium-term investment commitments for low emission technologies, as well as estimated costs expected to be incurred to acquire emission allowances. Estimates of future cash flows do not include longer-term investments which would be required to achieve carbon related goals given uncertainties around the requirements for such longer-term investments.
The assumptions used to estimate future cash flows are inherently uncertain in the context of the COVID-19 pandemic and require management judgment. The Company's process includes specific consideration given to the most recent short-, medium- and long-term price forecasts and discount rates consistent with external information, expected production and shipment volumes and updated development plans, operating costs and capital expenditure plans.
Key assumptions that had a significant impact on the Company’s estimate of the recoverable amounts of the relevant GCGUs and CGUs included volume of shipments and the discount rate. Changes in these assumptions could have a significant impact on the recoverable amount of a GCGU or CGU.
Given the significant judgments made by management to estimate the recoverable amounts of the relevant GCGUs and CGUs, performing audit procedures to evaluate the reasonableness of management’s estimates related to volume of shipments and the discount rate, specifically due to the sensitivity of these key assumptions, required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to volume of shipments and discount rate used by management to estimate future cash flows of the GCGUs and CGUs included the following, among others:
•We tested the effectiveness of internal controls over management’s valuation methodology and assumptions used, and estimates of future cash flows, including controls over the determination of the recoverable amount of the GCGUs and CGUs.
•We evaluated management’s ability to reasonably estimate future cash flows by comparing actual results to management’s historical forecasts.
•We evaluated the reasonableness of management’s estimates of future cash flows considering macroeconomic conditions, effects related to the COVID-19 pandemic and effects of climate-related matters, and the consistency of the estimates of future cash flows to internal and external communications of management and the Board of Directors and holding discussions with relevant personnel.
•With the assistance of fair value specialists, we evaluated the reasonableness of the discount rate by:
◦Evaluating the reasonableness of the methodology used and underlying source information used in the Company’s calculation of the discount rate.
◦Testing the mathematical accuracy of the calculation.
◦Developing an independent range of estimates and comparing the discount rate selected by management to our range.

212 Report of Independent Registered Public Accounting Firm
•We evaluated the impact of any changes in management’s cash flow forecasts from October 1, 2020, the annual measurement date for testing impairment of goodwill, to December 31, 2020.
Deferred Tax Assets - Refer to Note 10.4 to the Consolidated Financial Statements
Critical Audit Matter Description
ArcelorMittal S.A. (parent company) has deferred tax assets primarily related to tax losses and other tax benefits carried forward. Under current tax law in Luxembourg, tax losses accumulated before January 1, 2017, do not expire and are recoverable against future taxable income. The valuation of deferred tax assets requires management to make significant estimates related to the future taxable income to be derived from entities within the Luxembourg tax integration and, as a result, the amounts of deferred tax assets expected to be realized by ArcelorMittal S.A. The assessment of the likelihood of future taxable profits being available, specifically the length of the forecast periods utilized, requires significant management judgment.
The deferred tax asset balance as of December 31, 2020, was $7,866 million, which is mainly related to the Luxembourg tax integration. Given the complexity of management’s valuation process, auditing management’s estimates of future taxable income, the forecast period, and the determination of whether it is probable that the deferred tax assets will be realized involved a high degree of auditor judgment and an increased extent of effort, including the need to involve tax specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to estimates of future taxable income and determination of whether it is probable that the deferred tax assets will be realized included the following, among others:
•We tested the effectiveness of internal controls over management’s valuation of deferred tax assets, including the controls over the assessment of the likelihood of future taxable profits being available and the length of the forecast periods.
•With the assistance of tax specialists knowledgeable in Luxembourg-specific and international tax planning matters, we evaluated whether management’s estimates of future taxable income were consistent with available evidence related to management’s assessment of the likelihood of future taxable profits being available and the length of the forecast periods.
•We evaluated management’s ability to estimate future taxable income by comparing actual results to management’s historical forecasts, and considered the results in evaluating the current-year estimated future taxable income.
•We evaluated management’s proposed tax planning strategies, potential tax implications of material current year or future planned transactions (acquisitions, divestitures, finance and shareholding restructuring) and the related impact on management’s determination of the forecast periods and amounts of deferred tax assets recognized.

/s/ Deloitte Audit S.à r.l.

Luxembourg, Grand Duchy of Luxembourg
March 8, 2021
We have served as the Company’s auditor since 2007.

Consolidated financial statements 213
ArcelorMittal and Subsidiaries
Consolidated Statements of Operations
(millions of U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2020	2019	2018
Sales	4.1 and 12.1	53,270	70,615	76,033
(including 5,142, 7,442 and 8,259 of sales to related parties for 2020, 2019 and 2018, respectively)
Cost of sales	4.2 and 12.2	49,138	68,887	67,025
(including 1,151, 1,092 and 1,116 of purchases from related parties for 2020, 2019 and 2018, respectively)
Gross margin		4,132	1,728	9,008
Selling, general and administrative expenses		2,022	2,355	2,469
Operating income / (loss)		2,110	(627)	6,539
Income from investments in associates, joint ventures and other investments	2.6	234	347	652
Financing costs - net	6.2	(1,256)	(1,652)	(2,210)
Income / (loss) before taxes		1,088	(1,932)	4,981
Income tax expense / (benefit)	10.1	1,666	459	(349)
Net (loss) / income (including non-controlling interests)		(578)	(2,391)	5,330
Net (loss) / income attributable to equity holders of the parent		(733)	(2,454)	5,149
Net income attributable to non-controlling interests		155	63	181
Net (loss) / income (including non-controlling interests)		(578)	(2,391)	5,330

		Year ended December 31,
		2020	2019	2018
(Loss) / earning per common share (in U.S. dollars)
Basic		(0.64)	(2.42)	5.07
Diluted		(0.64)	(2.42)	5.04
Weighted average common shares outstanding (in millions)	11.3
Basic		1,140	1,013	1,015
Diluted		1,140	1,013	1,021

The accompanying notes are an integral part of these consolidated financial statements.

214 Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Other Comprehensive Income
(millions of U.S. dollars, except share and per share data)

	Year ended December 31,
	2020		2019		2018
Net (loss) income (including non-controlling interests)		(578)		(2,391)		5,330
Items that can be recycled to the consolidated statements of operations
Derivative financial instruments:
Gain arising during the period	52		354		755
Reclassification adjustments for (gain) loss included in the consolidated statements of operations and financial position (basis adjustments)	(119)		(1,004)		353
	(67)		(650)		1,108
Exchange differences arising on translation of foreign operations:
(Loss) gain arising during the period	(1,388)		177		(1,996)
Reclassification adjustments for gain included in the consolidated statements of operations	—		(105)		(15)
	(1,388)		72		(2,011)
Share of other comprehensive income (loss) related to associates and joint ventures
Gain (loss) arising during the period	98		(82)		(239)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	—		10		(123)
	98		(72)		(362)
Income tax benefit (expense) related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	363		279		(274)
Items that cannot be recycled to the consolidated statements of operations
Investments in equity instruments at FVOCI:
Gain (loss) arising during the period	486		28		(603)
Share of other comprehensive gain (loss) related to associates and joint ventures	16		10		(5)
	502		38		(608)
Employee benefits - Recognized actuarial (losses) gains	(333)		(259)		344
Share of other comprehensive (loss) income related to associates and joint ventures	(14)		—		—
Income tax benefit (expense) related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	13		(32)		228
Total other comprehensive (loss) income	(826)		(624)		(1,575)
Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(781)		(666)		(1,478)
Non-controlling interests	(45)		42		(97)
		(826)		(624)		(1,575)
Total comprehensive (loss) income		(1,404)		(3,015)		3,755
Total comprehensive (loss) income attributable to:
Equity holders of the parent		(1,514)		(3,120)		3,671
Non-controlling interests		110		105		84
Total comprehensive (loss) income		(1,404)		(3,015)		3,755
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements 215
ArcelorMittal and Subsidiaries
Consolidated Statements of Financial Position
(millions of U.S. dollars, except share and per share data)

		December 31,
	Notes	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	6.1.3	5,600	4,867
Restricted cash and other restricted funds	6.1.3	363	128
Trade accounts receivable and other (including 269 and 298 from related parties at December 31, 2020 and 2019, respectively)	4.3 and 12.1	3,072	3,569
Inventories	4.4	12,328	17,296
Prepaid expenses and other current assets	4.5	2,281	2,756
Assets held for sale	2.3.2	4,329	—
Total current assets		27,973	28,616
Non-current assets:
Goodwill and intangible assets	5.1 and 5.3	4,312	5,432
Property, plant and equipment and biological assets	5.2, 5.3 and 7	30,622	36,231
Investments in associates and joint ventures	2.4	6,817	6,529
Other investments	2.5	2,980	772
Deferred tax assets	10.4	7,866	8,680
Other assets	4.6	1,482	1,648
Total non-current assets		54,079	59,292
Total assets		82,052	87,908

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6.1.2.1 and 7	2,507	2,869
Trade accounts payable and other (including 272 and 251 to related parties at December 31, 2020 and 2019, respectively)	4.7 and 12.2	11,525	12,614
Short-term provisions	9.1	935	516
Accrued expenses and other liabilities	4.8	4,197	4,910
Income tax liabilities		464	378
Liabilities held for sale	2.3.2	3,039	—
Total current liabilities		22,667	21,287
Non-current liabilities:
Long-term debt, net of current portion	6.1.2.2 and 7	9,815	11,471
Deferred tax liabilities	10.4	1,832	2,331
Deferred employee benefits	8.2	4,656	7,343
Long-term provisions	9.1	1,697	2,475
Other long-term obligations	9.2	1,148	2,518
Total non-current liabilities		19,148	26,138
Total liabilities		41,815	47,425

Contingencies and commitments	9.3 and 9.4
Equity:	11
Common shares (no par value, 1,361,418,599 and 1,151,576,921 shares authorized, 1,102,809,772 and 1,021,903,623 shares issued, and 1,080,734,413 and 1,012,079,421 shares outstanding at December 31, 2020 and 2019, respectively)		393	364
Treasury shares (22,075,359 and 9,824,202 common shares at December 31, 2020 and 2019, respectively, at cost)		(538)	(602)
Additional paid-in capital		35,247	34,826
Mandatorily convertible notes	11.2	840	—
Retained earnings		22,097	22,883
Reserves		(19,759)	(18,950)
Equity attributable to the equity holders of the parent		38,280	38,521
Non-controlling interests		1,957	1,962
Total equity		40,237	40,483
Total liabilities and equity		82,052	87,908
The accompanying notes are an integral part of these consolidated financial statements.

216 Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Changes in Equity
(millions of U.S. dollars, except share and per share data)

							Reserves
							Items that can be recycled to the Consolidated Statements of Operations		Items that cannot be recycled to the Consolidated Statements of Operations
	Shares[1]	Share Capital	Treasury Shares	Mandatorily Convertible Notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments relating to CFH	Unrealized Gains (Losses) on Investments in Equity Instruments at FVOCI	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2017	1,020	401	(362)	—	34,848	20,635	(13,942)	(93)	823	(3,521)	38,789	2,066	40,855
Net income (including non-controlling interests)	—	—	—	—	—	5,149	—	—	—	—	5,149	181	5,330
Other comprehensive income (loss)	—	—	—	—	—	—	(2,174)	732	(608)	572	(1,478)	(97)	(1,575)
Total comprehensive income (loss)	—	—	—	—	—	5,149	(2,174)	732	(608)	572	3,671	84	3,755
Recognition of share-based payments (note 8.3)	—	—	19	—	9	—	—	—	—	—	28	—	28
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	(101)	—	—	—	—	(101)	(115)	(216)
Share buyback (note 11.1)	(7)	—	(226)	—	—	—	—	—	—	—	(226)	—	(226)
Change in share capital currency (note 11.1)	—	(37)	—	—	37	—	—	—	—	—	—	—	—
Acquisition of non-controlling interests (note 11.5)	—	—	—	—	—	(55)	—	—	—	—	(55)	(13)	(68)
Other movements	1	—	—	—	—	(17)	—	—	(3)	—	(20)	—	(20)
Balance at December 31, 2018	1,014	364	(569)	—	34,894	25,611	(16,116)	639	212	(2,949)	42,086	2,022	44,108
Net (loss) income (including non-controlling interests)	—	—	—	—	—	(2,454)	—	—	—	—	(2,454)	63	(2,391)
Other comprehensive income (loss)	—	—	—	—	—	—	(9)	(404)	38	(291)	(666)	42	(624)
Total comprehensive income (loss)	—	—	—	—	—	(2,454)	(9)	(404)	38	(291)	(3,120)	105	(3,015)
Recognition of share-based payments (note 8.3)	2	—	57	—	(68)	—	—	—	—	—	(11)	—	(11)
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	(203)	—	—	—	—	(203)	(154)	(357)
Share buyback (note 11.1)	(4)	—	(90)	—	—	—	—	—	—	—	(90)	—	(90)
Sharing of cash flow hedge (gain) from INR/USD hedging programs related to AMNS India (note 2.4.1)	—	—	—	—	—	(141)	—	—	—	—	(141)	—	(141)
Transfer of fair value reserve of equity instruments designated at FVOCI (note 2.5)	—	—	—	—	—	70	—	—	(70)	—	—	—	—
Other movements	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)
Balance at December 31, 2019	1,012	364	(602)	—	34,826	22,883	(16,125)	235	180	(3,240)	38,521	1,962	40,483
Net (loss) income (including non-controlling interests)	—	—	—	—	—	(733)	—	—	—	—	(733)	155	(578)
Other comprehensive income (loss)	—	—	—	—	—	—	(928)	(6)	431	(278)	(781)	(45)	(826)
Total comprehensive income (loss)	—	—	—	—	—	(733)	(928)	(6)	431	(278)	(1,514)	110	(1,404)
Offering of common shares (note 11.1)	81	29	—	—	711	—	—	—	—	—	740	—	740
Mandatorily convertible notes (note 11.2)	23	—	549	840	(305)	(28)	—	—	—	—	1,056	—	1,056
Recognition of share-based payments (note 8.3)	1	—	15	—	15	—	—	—	—	—	30	—	30
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	—	—	—	—	—	—	(162)	(162)
Share buyback (note 11.1)	(36)	—	(500)	—	—	—	—	—	—	—	(500)	—	(500)
Transfer of fair value reserve of equity instruments designated at FVOCI (note 2.5)	—	—	—	—	—	28	—	—	(28)	—	—	—	—
Mandatorily convertible bonds extension (note 11.2)	—	—	—	—	—	—	—	—	—	—	—	53	53
Other movements	—	—	—	—	—	(53)	—	—	—	—	(53)	(6)	(59)
Balance at Balance at December 31, 2020	1,081	393	(538)	840	35,247	22,097	(17,053)	229	583	(3,518)	38,280	1,957	40,237
1.Amounts are in millions of shares (treasury shares are excluded).
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements 217
ArcelorMittal and Subsidiaries
Consolidated Statements of Cash Flows
(millions of U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2020	2019	2018
Operating activities:
Net (loss) income (including non-controlling interests)		(578)	(2,391)	5,330
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	5.1 and 5.2	2,960	3,067	2,799
Impairment (reversal of impairment)	5.3	(133)	1,927	994
Bargain purchase gain	2.2.4	—	—	(209)
Interest expense	6.2	477	695	687
Interest income	6.2	(56)	(88)	(72)
Income tax expense/ (benefit)	10.1	1,666	459	(349)
Remeasurement loss relating to US deferred employee benefits	8.2	—	—	15
Net gain on disposal of subsidiaries	2.3.1	(1,460)	(101)	(16)
Income from investments in associates, joint ventures and other investments	2.6	(234)	(347)	(652)
Provision on pensions and OPEB	8.2	430	435	463
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement	6.2	143	320	572
Unrealized foreign exchange effects		321	7	152
Write-downs (reversal) of inventories to net realizable value, provisions and other non-cash operating expenses net	4.4	597	818	789
Changes in assets and liabilities that provided (required) cash, net of acquisitions and disposals:
Trade accounts receivable and other		(76)	964	(646)
Inventories	4.4	1,786	2,469	(4,652)
Trade accounts payable and other	4.7	(214)	(1,236)	914
Interest paid		(604)	(723)	(749)
Interest received		69	118	67
Income taxes paid		(705)	(484)	(629)
Dividends received from associates, joint ventures and other investments		189	370	360
Cash contributions to plan assets and benefits paid for pensions and OPEB	8.2	(332)	(348)	(472)
VAT and other amounts received (paid) from/to public authorities		400	196	(544)
Other working capital and provisions movements		(564)	(110)	44
Net cash provided by operating activities		4,082	6,017	4,196
Investing activities:
Purchase of property, plant and equipment and intangibles		(2,439)	(3,572)	(3,305)
Disposals of net assets of subsidiaries, net of cash disposed of 7, 38 and 1 in 2020, 2019 and 2018, respectively	2.3.1	497	514	65
Acquisitions of net assets of subsidiaries, net of cash acquired of —, 3 and 13 in 2020, 2019 and 2018, respectively	2.2.4	—	(46)	(39)
Lease installments and capital expenditure refund relating to ArcelorMittal Italia acquisition		(139)	(200)	—
Acquisition of AMNS India	2.4.1	—	(755)	—
Acquisition of Uttam Galva and KSS Petron debt	4.6	—	(83)	(1,001)
Cash collateral for the TSR receivables retained in ArcelorMittal USA after disposal	6.1.3	(260)	—	—
Disposals of associates and joint ventures	2.4.1	—	—	220
Disposals of financial assets	2.5 and 2.6	59	196	44
Other investing activities net		271	122	257
Net cash used in investing activities		(2,011)	(3,824)	(3,759)
Financing activities:
Proceeds from mandatorily convertible subordinated notes	11.2	1,237	—	—
Acquisition of non-controlling interests		—	—	(68)
(Payments)/ proceeds from put and call option on shares	2.3.2	(135)	—	115
Proceeds from short-term debt	6.1.3	430	600	2,319
Proceeds from long-term debt	6.1.3	323	5,772	1,138
Payments of short-term debt	6.1.3	(1,503)	(1,811)	(2,871)
Payments of long-term debt	6.1.3	(1,645)	(3,299)	(798)
Equity offering	11.1	740	—	—
Share buyback	11.1	(500)	(90)	(226)
Dividends paid (includes 181, 129 and 119 of dividends paid to non-controlling shareholders in 2020, 2019 and 2018, respectively)		(181)	(332)	(220)
Payment of principal portion of lease liabilities and other financing activities	6.1.3	(264)	(326)	(78)
Net cash (used in) provided by financing activities		(1,498)	514	(689)
Net increase (decrease) in cash and cash equivalents		573	2,707	(252)
Effect of exchange rate changes on cash		163	(22)	(140)
Cash and cash equivalents:
At the beginning of the year		4,867	2,172	2,574
Reclassification of the period-end cash and cash equivalents (to) from held for sale	2.3	(3)	10	(10)
At the end of the year		5,600	4,867	2,172
The accompanying notes are an integral part of these consolidated financial statements.

218 Consolidated financial statements
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
NOTE 13: SUBSEQUENT EVENTS

Consolidated financial statements 219
(millions of U.S. dollars, except share and per share data)

NOTE 1: ACCOUNTING PRINCIPLES
ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “operating subsidiaries”. These consolidated financial statements were authorized for issuance on March 8, 2021 by the Company’s Board of Directors.
1.1 Basis of presentation
The consolidated financial statements have been prepared on a historical cost basis, except for equity instruments and certain trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost, and the financial statements of the Company’s Venezuelan tubular production facilities Industrias Unicon CA (“Unicon”) and the Company's Argentinian operation Acindar Industria Argentina de Aceros S.A. ("Acindar"), for which hyperinflationary accounting is applied (see note 2.2.2). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.
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
The following summary provides further information about the Company’s critical accounting policies under which significant judgments, estimates and assumptions are made. It should be read in conjunction with the notes mentioned in the summary:
•Deferred tax assets (note 10.4): The Company assesses the recoverability of deferred tax assets based on future taxable income projections, which are inherently uncertain and may be subject to changes over time. Judgment is required to assess the impact of such changes on the measurement of these assets and the time frame for their utilization. In addition, the Company applies judgment to recognize income tax liabilities when they are probable and can be reasonably estimated depending on the interpretation, which may be uncertain, of applicable tax laws and regulations. ArcelorMittal periodically reviews its estimates to reflect changes in facts and circumstances.
•Provisions for pensions and other post-employment benefits (note 8.2): Benefit obligations and plan assets can be subject to significant volatility, in particular due to changes in market conditions and actuarial assumptions. Such assumptions differ by plan, take local conditions into account and include discount rates, expected rates of compensation increases, health care cost trend rates, mortality and retirement rates. They are determined following a formal process involving the Company's expertise and independent actuaries. Assumptions are reviewed annually and adjusted following actuarial and experience changes.
•Provisions (note 9): Provisions, which result from legal or constructive obligations arising as a result of past events, are recognized based on the Company's, and in certain instances, third-party's best estimate of costs when the obligation arises. They are reviewed periodically to take into consideration changes in laws and regulations and underlying facts and circumstances.
•Impairment of tangible and intangible assets, including goodwill (note 5.3): In the framework of the determination of the recoverable amount of assets, the estimates, judgments and assumptions applied for the value in use calculations relate primarily to growth rates, expected changes to average selling prices, shipments and direct costs. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Discount rates are reviewed annually.
•Business combinations (note 2.2.3): Assets acquired and liabilities assumed as part of a business combination are recorded at their acquisition-date fair values. Similarly, consideration including consideration receivable and contingent consideration is measured at fair value. Determining the fair value of identifiable assets and liabilities requires the use of valuation techniques which may include judgment and estimates and which may affect the allocation of the amount of consideration paid to the assets and liabilities acquired and goodwill or gain from a bargain purchase recorded as part of the business combination.

220 Consolidated financial statements
•Financial instruments (note 6.1.5) and financial amounts receivable (note 4.6): Certain of the Company's financial instruments are classified as Level 3 as they include unobservable inputs. In particular, the Company uses estimates to compute unobservable historical volatility based on movements of stock market prices for the fair valuation of the call option on the 1,000 mandatory convertible bonds and unobservable inputs such as discounted cash flow model for the fair valuation of financial amounts receivable relating to Uttam Galva and KSS Petron.
•Mining reserve estimates (note 5.2): Proven iron ore and coal reserves are those quantities whose recoverability can be determined with reasonable certainty from a given date forward and under existing government regulations, economic and operating conditions; probable reserves have a lower degree of assurance but high enough to assume continuity between points of observation. Their estimates and the estimates of mine life have been prepared by ArcelorMittal experienced engineers and geologists and detailed independent verifications of the methods and procedures are conducted on a regular basis by external consultants. Reserves are updated annually and calculated using a reference price duly adjusted for quality, ore content, logistics and other considerations. In order to estimate reserves, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.
1.3 Accounting standards applied
1.3.1 Adoption of new IFRS standards, amendments and interpretations applicable from January 1, 2020
On January 1, 2020, the Company adopted the following amendments which did not have a material impact on the consolidated financial statements of the Company:
•Revised "Conceptual Framework for Financial Reporting" published by the IASB on March 29, 2018, which includes revised definitions of an asset and a liability as well as new guidance on measurement and derecognition, presentation and disclosure and must be applied retrospectively unless retrospective application would be impracticable or involve undue cost or effort.
•Amendments to IFRS 3 "Business Combinations" issued by the IASB on October 22, 2018, which include the definition of a business aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets.
•Amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" issued by the IASB on October 31, 2018 to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves.
•Interest Rate Benchmark Reform, amendments to IFRS 9, IAS 39 and IFRS 7 published by the IASB on September 26, 2019. These amendments provide relief from the specific hedge accounting requirements and must be applied retrospectively, so that entities would apply those hedge accounting requirements (highly probable forecast transaction and prospective effectiveness test under IFRS 9 which is applied by the Company) assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform.
On June 1, 2020, the Company adopted the amendment to IFRS 16 "Leases" issued by the IASB on May 28, 2020 addressing COVID-19 related rent concessions. The amendment allows entities to elect, as a practical expedient and if certain criteria are met, not to assess whether a rent concession is a lease modification, therefore recognizing the change in lease expense immediately in the statement of profit or loss. ArcelorMittal elected to apply the practical expedient and applied it retrospectively in accordance with IAS 8, without any restatement of prior period figures. The amendment did not have a material impact on the consolidated financial statements of the Company.

1.3.2 New IFRS standards, amendments and interpretations applicable from 2021 onward
On May 18, 2017, the IASB issued IFRS 17 "Insurance Contracts", which is designed to achieve the goal of a consistent, principle-based accounting for insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance

Consolidated financial statements 221
(millions of U.S. dollars, except share and per share data)
contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and related interpretations. On June 25, 2020, the IASB issued amendments to IFRS 17, including a deferral of the effective date to periods beginning on or after January 1, 2023 and should be applied retrospectively unless impracticable, with earlier adoption permitted if both IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" have also been applied. The Company does not expect that the adoption of this standard, amendments and related interpretations will have a material impact to its consolidated financial statements.
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1 to clarify how to classify debt and other liabilities as current or non-current. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. On July 15, 2020, the IASB postponed the effective date of the amendments. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. On February 12, 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements and gives further clarity on the materiality assessment of accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively, with early adoption permitted.The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.
On May 14, 2020, the IASB issued the following narrow-scope amendments :
•Amendments to IFRS 3 "Business Combinations" updated the reference to the Conceptual Framework for financial reporting, without changing the accounting requirements for business combinations.
•Amendments to IAS 16 "Property, Plant and Equipment" prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items and related cost in profit or loss. The amendments are applied retrospectively,
•Amendments to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" clarify that the cost of fulfilling a contract comprises the costs a company includes when assessing whether a contract will be loss-making are costs that relate directly to the contract. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling the contract.
•Minor amendments as part of the Annual Improvements 2018-2020 to:
•IFRS 1 "First-time Adoption of International Financial Reporting Standards" related to cumulative translation differences for a subsidiary as a first time user.
•IFRS 9 "Financial Instruments" related to which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability.
▪IFRS 16 "Leases" removing the reimbursement of leasehold improvements by the lessor from illustrative example 13 in order to resolve any potential confusion regarding the treatment of lease incentives and
▪IAS 41 "Agriculture" removing the requirement for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique to ensure consistency with the requirements in IFRS 13.
The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements which are effective for annual periods beginning on or after January 1, 2022.
On June 25, 2020, the IASB issued amendments to IFRS 4 Insurance contracts" which provides an extension of the temporary exemption from applying IFRS 9 until January 1, 2023 in order to align with the effective date of IFRS 17 "Insurance Contracts".
On August 27, 2020, the IASB published Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) of the Interest Rate Benchmark Reform. The amendments complement those issued in 2019 described above and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.
The amendments in this final phase relate to:
•changes to contractual cash flows—a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform,

222 Consolidated financial statements
but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.
The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively, with early adoption permitted. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.
On February 12, 2021, the IASB issued amendments to IAS 8. The amendments are intended to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies or accounting estimates on or after the start of that period with early adoption permitted. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.
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
Associates are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which it does not control. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Joint arrangements, which include joint ventures and joint operations, are those over whose activities the Company has joint control, typically under a contractual arrangement. In joint ventures, ArcelorMittal exercises joint control and has rights to the net assets of the arrangement. The investment is accounted for under the equity method and therefore recognized at cost at the date of acquisition and subsequently adjusted for ArcelorMittal’s share in undistributed earnings or losses since acquisition, less any impairment incurred. Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is considered as goodwill. The goodwill, if any, is included in the carrying amount of the investment and is evaluated for impairment as part of the investment. The consolidated statements of operations include the Company’s share of the profit or loss of associates and joint ventures from the date that significant influence or joint control commences until the date significant influence or joint control ceases, adjusted for any impairment losses. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in the relevant reserve within equity.
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

Consolidated financial statements 223
(millions of U.S. dollars, except share and per share data)
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
2.2 Investments in subsidiaries
2.2.1 List of subsidiaries
The table below provides a list of the Company’s principal operating subsidiaries at December 31, 2020. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares or voting interests in the case of partnerships, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary	Country	% of Ownership
NAFTA
ArcelorMittal Dofasco G.P.	Canada	100.00%
ArcelorMittal México S.A. de C.V.	Mexico	100.00%
ArcelorMittal USA LLC [1]	United States	Sold
ArcelorMittal Long Products Canada G.P.	Canada	100.00%
Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	Brazil	97.01%
Acindar Industria Argentina de Aceros S.A. ("Acindar")	Argentina	100.00%
Europe
ArcelorMittal France S.A.S.	France	100.00%
ArcelorMittal Belgium N.V.	Belgium	100.00%
ArcelorMittal España S.A.	Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
ArcelorMittal Poland S.A.	Poland	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
ArcelorMittal Bremen GmbH	Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	France	100.00%
ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
ArcelorMittal Hamburg GmbH	Germany	100.00%
ArcelorMittal Duisburg GmbH	Germany	100.00%
ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
ArcelorMittal Italia S.p.A.[2]	Italy	100.00%
Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd. ("AMSA")	South Africa	69.22%
JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
PJSC ArcelorMittal Kryvyi Rih ("AM Kryvyi Rih")	Ukraine	95.13%
Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P.("AMMC")	Canada	85.00%
ArcelorMittal Liberia Ltd	Liberia	85.00%
JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
PJSC ArcelorMittal Kryvyi Rih	Ukraine	95.13%
1. On December 9, 2020, the Company completed the sale of ArcelorMittal USA (see note 2.3.1).
2. On December 10, 2020, the Company signed a binding agreement with Invitalia, an Italian state-owned company, forming a public-private joint venture between the parties. As a result, the carrying amount of the assets and liabilities of ArcelorMittal Italia was classified as held for sale and the Company's investment in ArcelorMittal Italia will be accounted for under the equity method upon closing of the first investment (expected in the first quarter of 2021) (see note 2.3.2).

224 Consolidated financial statements
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
Since July 1, 2018, Argentina has been considered a highly inflationary country and therefore the financial statements of the Company's long production facilities Acindar Industria Argentina de Aceros S.A. ("Acindar") in Argentina, using a historical cost approach, are adjusted prospectively to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollars at the year end exchange rate. The Company used an estimated general price index (Consumer Price Index "IPC") which changed by 36.1% and 54.7% for the year ended December 31, 2020 and 2019, respectively, for this purpose. As a result of the inflation-related adjustments on non-monetary items, a gain of 30 and 64 was recognized in net financing costs for the year ended December 31, 2020 and 2019, respectively.
Since 2010 Venezuela has been considered a hyperinflationary economy and therefore the financial statements of Unicon are adjusted to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollars.
The Company used estimated general price indices which changed by 2.667%, 12.922% and 213.605% for the years ended December 31, 2020, 2019 and 2018, respectively, for this purpose.
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
2.2.4 Acquisitions
Ilva (renamed ArcelorMittal Italia)
On November 1, 2018, ArcelorMittal completed the acquisition of Ilva S.p.A. and certain of its subsidiaries ("Ilva") following the signing on June 28, 2017 of a lease agreement with a conditional obligation to purchase between the commissioners appointed in the ongoing extraordinary administration proceedings to which the former Ilva business is subject and AM InvestCo Italy S.p.A. ("AM InvestCo"), a consortium formed by ArcelorMittal and Intesa San Paolo S.p.A. ("ISP") with respective interests of 94.45% and 5.55%. The completion of the acquisition followed ArcelorMittal's notification to the European Commission ("EC") of AM InvestCo's proposed acquisition of Ilva on September 21, 2017 and the submission of commitments on October 19, 2017. The EC initiated a Phase II review of AM InvestCo’s proposed acquisition of Ilva on November 8, 2017 and approved the transaction on May 7, 2018 subject to the fulfillment of divestment commitments (see note 2.3.1) and the exit of Marcegaglia from AM InvestCo

Consolidated financial statements 225
(millions of U.S. dollars, except share and per share data)
(Marcegaglia initially held a 15% interest in AM InvestCo) completed on November 9, 2018.
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
ISP's interest was subject to put and call option arrangements exercisable by ISP and ArcelorMittal between November 1, 2020 and November 1, 2025 and between November 1, 2021 and November 1, 2025, respectively. The Company determined that it has a present ownership interest in the shares subject to the put option. Accordingly, it recognized at acquisition date a 122 financial liability measured at the present value of the redemption amount. The put option was subsequently exercised in December 2020 simultaneous to the signing of an investment agreement, see note 2.3.2.
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
Revenue and net loss of ArcelorMittal Italia for the year ended December 31, 2018 since acquisition date were 398 and (49), respectively. The Company recognized acquisition-related costs of 25 in selling, general and administrative expenses for the year ended December 31, 2018. The agreement included industrial capital expenditure commitments of approximately €1.3 billion (1.4 billion) over a seven-year period focused on blast furnaces, steel shops and finishing lines and environmental capital expenditure commitments of approximately €0.8 billion (0.9 billion).
Following the signing of an investment agreement in December 2020, the carrying amounts of ArcelorMittal Italia's assets and liabilities were classified as held for sale as of December 31, 2020, see note 2.3.2.
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

226 Consolidated financial statements
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

2.3.1 Divestments
Divestment in 2020
On December 9, 2020, the Company completed the sale of 100% of the shares of ArcelorMittal USA, ArcelorMittal Princeton and ArcelorMittal Monessen, their subsidiaries and certain other subsidiaries as well as the joint operations of Hibbing Taconite Mines, Double G Coatings and I/N Tek and the joint venture I/N Kote, together the “ ArcelorMittal USA Divestment Business” to Cleveland-Cliffs Inc. (“Cleveland-Cliffs”) for a combination of cash and shares. ArcelorMittal retained certain intellectual property assets and office space.

Consolidated financial statements 227
(millions of U.S. dollars, except share and per share data)
In addition, Nippon Steel Corporation ("NSC"), the co-shareholder of I/N Tek and I/N Kote simultaneously exited from such entities, which were transferred in full to Cleveland-Cliffs.
The consideration (net of transaction fees of 21 and estimated working capital adjustment of 50) was 2,219 and included:
•Cash of 509 (497 net of 7 cash disposed of and 5 transaction fees paid) subject to a working capital adjustment;
•78,186,671 common shares of Cleveland-Cliffs with value of 1,020 and representing a 16% stake in Cleveland-Cliffs; and
•583,273 non-voting preferred shares redeemable, at Cleveland-Cliff's option, for 58,327,300 of its common shares with a value of 761 or an equivalent amount in cash.
In addition, Cleveland-Cliffs assumed certain liabilities of the ArcelorMittal USA Divestment Business, including pensions and other post-employment benefit liabilities net of pension fund assets with a carrying amount of 3.2 billion in ArcelorMittal's consolidated statement of financial position upon disposal. The resulting net gain on disposal was 1,460. The ArcelorMittal USA Divestment Business was part of the NAFTA reportable segment. Immediately prior to classification as held for sale as of September 30, 2020, the Company assessed whether there was an indication that the impairment loss recognized in 2019 may have decreased. The Company calculated the fair value less cost of disposal using a market approach with market multiples derived from comparable transactions, a Level 3 unobservable input. As a result, the Company reversed 660, in cost of sales, of impairment charges of property, plant and equipment previously recognized. The Company allocated 672 of the NAFTA segment goodwill to the disposal group based on the relative values of the operations disposed of and the portion of the group of cash-generating units retained.
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
On June 30, 2019, ArcelorMittal completed the sale of the ArcelorMittal Italia remedies to Liberty House Group ("Liberty"). The total consideration which consisted of amounts payable upon closing and deferred consideration in part contingent upon certain criteria, net of €110 million (125) deposited in escrow was €740 million (842) subject to customary closing adjustments. Of this total amount, €610 million (694) was received on June 28, 2019. The escrow which was subsequently drawn was to be used by Liberty for certain capital expenditure projects to satisfy commitments given in the EC approval process.
During 2019, prior to the completion of the disposal, the Company recorded an impairment charge in cost of sales of 497 to adjust the carrying amount of the disposal group to the sale proceeds of 692 including a cash consideration of 518 (694, net of cash disposed of 34, the escrow deposit of 125 and proceeds of 17 paid to a joint venture of the Company) and 174 of deferred consideration (of which 161 was outstanding as of December 31, 2019 following subsequent receipt of a portion of the consideration receivable) recognized at present value and fair value of contingent consideration. The Company also assigned receivables of 404 mainly comprised of cash pooling balances to Liberty. The fair value measurement of ArcelorMittal Italia remedies was determined using the contract price, a Level 3 unobservable input, which was revised in the first half of 2019.
Global Chartering
On December 31, 2019, ArcelorMittal completed the sale of a 50% controlling interest in Global Chartering Ltd. ("Global Chartering") to DryLog Ltd. ("DryLog") for total deferred consideration of 6. The resulting net gain on disposal was 29 including the reclassification from other comprehensive income to the consolidated statements of operations of 33 foreign exchange translation gains. In connection with the disposal, the Company derecognized right-of-use assets and lease liabilities of 390 and 400, respectively.
Global Chartering is a Mauritius-based shipping company that handles shipping for a portion of the Company's raw materials through the chartering of vessels on a short- to long-term basis. Global Chartering's fleet includes owned and leased Capesize, Panamax and Supramax vessels on a medium- to long-term

228 Consolidated financial statements
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

The table below summarizes the significant divestments:

	2020	2019		2018
	ArcelorMittal USA Divestment Business	Global Chartering Limited	ArcelorMittal Italia remedies	Frýdek Místek	Votorantim remedies
Cash and cash equivalents	7	—	—	—	—
Other current assets	2,105	14	1,386	48	40
Goodwill and intangible assets	684	—	—	—	—
Property, plant and equipment	3,341	517	178	35	48
Other assets	166	21	11	—	—
Total assets	6,303	552	1,575	83	88
Current liabilities	1,604	229	1,046	31	4
Other long-term liabilities	3,938	311	241	4	—
Total liabilities	5,542	540	1,287	35	4
Total net assets	761	12	288	48	84
Assigned receivables	—	—	404	—	—
% of net assets sold	100%	50%	100%	100%	100%
Total net assets disposed of	761	6	692	48	84
Consideration	2,219	(4)	518	39	26
Consideration receivable	—	6	174	10	58
Reclassification of foreign exchange and other reserves	2	33	72	15	—
Gain on disposal	1,460	29	72	16	—

2.3.2 Assets held for sale
On March 4, 2020, ArcelorMittal executed an amendment (the “Amendment Agreement”) to the original lease agreement with the Ilva Commissioners with a conditional obligation to purchase the former Ilva business units ("ArcelorMittal Italia") in an extraordinary administration insolvency procedure. The Amendment Agreement outlined the terms for a significant

Consolidated financial statements 229
(millions of U.S. dollars, except share and per share data)
equity investment by an Italian state-sponsored entity, thereby forming the basis for an important new partnership between ArcelorMittal and the Italian government, with the investment agreement to be executed by November 30, 2020. The Amendment Agreement also provided for a 50% reduction in the quarterly rental payments payable by ArcelorMittal, with the balance being due upon closing of the purchase obligation. On December 10, 2020, the Company entered into an investment agreement with Invitalia - Agenzia nazionale per l'attrazione degli investimenti e lo sviluppo d'impresa S.P.A (“Invitalia”), the party designated by the Italian government to be the government-sponsored investor as contemplated in the Amendment Agreement, in order to create a partnership between Invitalia and the Company to support the completion of the purchase obligation.
On December 14, 2020, ISP exercised its put option for €111 million (135) to sell its share in ArcelorMittal Italia to the Company and the liability it had recognized upon acquisition of ArcelorMittal Italia was derecognized (see note 2.2.4).
The investment agreement includes two capital increases:
•The first investment of €400 million which was contractually expected to be completed by the end of February following EU antitrust authorization on January 28, 2021 is currently expected to be made in the first quarter of 2021. This will provide Invitalia with 50% voting and governance rights and therefore joint control over AM InvestCo;
•The second investment of up to €680 million is payable on closing of the purchase obligation, which is subject to the satisfaction of various conditions precedent by May 2022, at which point Invitalia’s shareholding in ArcelorMittal Italia is expected to reach 60%. ArcelorMittal may need to invest up to €70 million, to the extent necessary to retain a 40% shareholding and joint control over the company.
As a result of the investment agreement, the carrying amount of assets and liabilities subject to the transaction including a 45 allocation of Europe segment goodwill was classified as held for sale as of December 31, 2020. ArcelorMittal Italia is part of the Europe reportable segment. The fair value of the assets and liabilities classified as held for sale were in line with their carrying value. The fair value measurement was determined using the contract price and a discounted cash flow model, both Level 3 unobservable inputs.
In addition, in the context of the Company's divestment process with respect to its plate operations in the Europe reportable segment, the carrying amount of such assets and liabilities was classified as held for sale as of December 31, 2020. The Company recorded an impairment charge in cost of sales of 331.
The table below provides the details for the entities classified as held for sale at December 31, 2020. There were no assets classified as held for sale at December 31, 2019.

December 31, 2020
ArcelorMittal Italia and plate operations in Europe
Current Assets:
Cash and cash equivalents	3
Trade accounts receivable, prepaid expenses and other current assets	635
Inventories	1,446
Total Current Assets	2,084
Non-current Assets:
Property, plant and equipment	1,843
Other assets	402
Total Non-current Assets	2,245
Total Assets	4,329

Current Liabilities:
Trade accounts payables, accrued expenses and other liabilities	1,236
Total Current Liabilities	1,236
Non-current Liabilities:
Long-term debt	21
Other long-term liabilities	1,782
Total Non-current Liabilities	1,803
Total Liabilities	3,039
2.4 Investments in associates and joint arrangements
The carrying amounts of the Company’s investments accounted for under the equity method were as follows:

	December 31,
Category	2020	2019
Joint ventures	3,006	2,586
Associates	2,847	2,859
Individually immaterial joint ventures and associates[1]	964	1,084
Total	6,817	6,529
1.Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2020 and 2019, and none of them have a carrying value exceeding 100 at December 31, 2020 and 2019.

230 Consolidated financial statements
2.4.1 Joint ventures

The following tables summarize the latest available financial information and reconcile it to the carrying value of each of the Company’s material joint ventures, as well as the income statement of the Company’s material joint ventures:

	December 31, 2020
Joint Ventures	AMNS India	Calvert	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation [1]	India	United States	China	Poland	Turkey
Principal Activity	Integrated flat steel producer [5,6]	Automotive steel finishing	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]
Ownership and voting rights at December 31, 2020	60.00%	50.00%	50.00%	50.00%	50.00%
Current assets	3,528	1,236	252	175	510	5,701
of which cash and cash equivalents	1,137	53	77	43	82	1,392
Non-current assets	5,745	1,261	669	570	257	8,502
Current liabilities	657	805	511	180	283	2,436
of which trade and other payables and provisions	524	138	232	132	271	1,297
Non-current liabilities	5,604	662	23	226	127	6,642
of which trade and other payables and provisions	67	—	—	26	47	140
Net assets	3,012	1,030	387	339	357	5,125
Company's share of net assets	1,807	515	194	170	179	2,865
Adjustments for differences in accounting policies and other	149	24	—	—	(32)	141
Carrying amount in the statements of financial position	1,956	539	194	170	147	3,006
Revenue	3,992	2,693	1,001	420	1,055	9,161
Depreciation and amortization	(371)	(61)	(41)	(48)	(24)	(545)
Interest income	43	—	1	—	1	45
Interest expense	(135)	(33)	(16)	(8)	(12)	(204)
Income tax benefit (expense)	318	—	(6)	(2)	(17)	293
Profit (loss) from continuing operations	472	9	47	7	29	564
Other comprehensive income (loss)	(98)	—	—	6	(4)	(96)
Total comprehensive income (loss)	374	9	47	13	25	468
Cash dividends received by the Company	—	58	—	—	9	67
1.The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.
2.Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2020; voting interest was 48.01% at December 31, 2020.
3.The non-current liabilities include 39 deferred tax liability.
4.Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.
5.Adjustments in AMNS India correspond primarily to transaction costs incurred to set up the joint venture and the fair value of the guarantee of the joint venture's debt (see note 9.4).
6.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.

Consolidated financial statements 231
(millions of U.S. dollars, except share and per share data)

	December 31, 2019
Joint Ventures	AMNS India	Calvert	VAMA	Tameh	Borçelik
Place of incorporation and operation [1]	India	United States	China	Poland	Turkey
Principal Activity	Flat carbon steel manufacture [5,6]	Automotive steel finishing	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]	Total
Ownership and voting rights at December 31, 2019	60.00%	50.00%	50.00%	50.00%	50.00%
Current assets	2,318	1,604	313	171	508	4,914
of which cash and cash equivalents	444	62	81	75	106	768
Non-current assets	6,295	1,282	637	580	267	9,061
Current liabilities	5,922	984	485	183	378	7,952
of which trade and other payables and provisions	670	144	226	139	274	1,453
Non-current liabilities	189	764	147	244	49	1,393
of which trade and other payables and provisions	46	—	—	26	49	121
Net assets	2,502	1,138	318	324	348	4,630
Company's share of net assets	1,501	569	159	162	174	2,565
Adjustments for differences in accounting policies and other	48	6	—	—	(33)	21
Carrying amount in the statements of financial position	1,549	575	159	162	141	2,586
Revenue	—	3,504	772	499	1,141	5,916
Depreciation and amortization	—	(63)	(31)	(37)	(24)	(155)
Interest income	2	2	1	—	1	6
Interest expense	(10)	(48)	(23)	(7)	(19)	(107)
Income tax benefit (expense)	(83)	—	(22)	(7)	(10)	(122)
Profit (loss) from continuing operations	(116)	156	10	28	19	97
Total comprehensive income (loss)	(116)	156	10	28	19	97
Cash dividends received by the Company	—	57	—	9	12	78
1.The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.
2.Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2019; voting interest was 48.01% at December 31, 2019.
3.The non-current liabilities include 42 deferred tax liability.
4.Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.
5.Adjustments in AMNS India correspond to transaction costs incurred to set up the joint venture.
6.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.

232 Consolidated financial statements

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
1.The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.
2.Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2018; voting interest was 48.01% at December 31, 2018.
3.The non-current liabilities include 43 deferred tax liability.
4.Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.
AMNS India
On December 11, 2019, following the unconditional approval received by the Indian Supreme Court of ArcelorMittal's acquisition plan ("the Resolution Plan") for Essar Steel India Limited ("ESIL") subsequently renamed AMNS India Limited ("AMNS India") on November 15, 2019, ArcelorMittal and Nippon Steel Corporation ("NSC"), Japan’s largest steel producer and the third largest steel producer in the world, created a joint venture to own and operate AMNS India with ArcelorMittal holding a 60% interest and NSC holding 40% in accordance with the second amended joint venture formation agreement signed as of December 8, 2019. Through the agreement, both ArcelorMittal and NSC are guaranteed equal board representation and participation in all significant financial and operating decisions. The group has therefore determined that it does not control the entity, even though it holds 60% of the voting rights. ArcelorMittal and NSC contributed their respective initial equity funding of 1,362 and 891 into AMNS Luxembourg Holding S.A. ("AMNS Luxembourg"), the parent company of the joint venture. ArcelorMittal's 60% interest is accounted for under the equity method. ArcelorMittal also transferred 360 cash proceeds (of which 293 was recognized in 2019 and the remainder in 2018), including through a 193 equity contribution, into the joint venture following hedging programs entered into to hedge the volatility between the Indian Rupee and the U.S. dollar in relation to the acquisition of AMNS India. The total cash proceeds included 353 designated as cash flow hedge gains and the Company reflected in retained earnings NSC's 40% entitlement in the amount of 141 in accordance with the final joint venture formation agreement.

Consolidated financial statements 233
(millions of U.S. dollars, except share and per share data)
On December 16, 2019, AMNS Luxembourg completed the acquisition of AMNS India. ArcelorMittal and NSC financed the joint venture for the acquisition of AMNS India through a combination of partnership equity of 2,253 and debt of 3,679 including 2,204 drawn by the joint venture under the 7 billion term facility agreement (see note 6.1.2) and 1,475 shareholder loan from NSC. The joint venture accounted for the acquisition of AMNS India as a business combination. The joint venture completed its purchase price accounting during 2020.
AMNS India is an integrated flat steel producer, and the largest steel company in western India. AMNS India’s main steel manufacturing facility is located at Hazira, Gujarat in western India. It also has:
–two iron ore beneficiation plants close to the mines in Kirandul and Dabuna, with slurry pipelines that then transport the beneficiated iron ore slurry to the pellet plants in the Kirandul-Vizag and Dabuna-Paradeep systems;
–a downstream facility in Pune (including a pickling line, a cold rolling mill, a galvanizing mill, a color coating mill and a batch annealing plant); and
–seven service centers in the industrial clusters of Hazira, Bhuj, Indore, Bahadurgarh, Chennai, Kolkata and Pune. It has a complete range of flat rolled steel products, including value added products, and significant iron ore pellet capacity with two main pellet plant systems in Kirandul-Vizag and Dabuna-Paradeep, which have the potential for expansion. Its facilities are located close to ports with deep draft for movement of raw materials and finished goods.
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
On March 16, 2020, AMNS Luxembourg entered into a 5.1 billion ten-year term loan agreement with various Japanese banks which is guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture.The proceeds of the loan were used on March 27, 2020 to refinance in full the amounts borrowed by the Company in connection with the acquisition of AMNS India, including the amounts borrowed under the 7 billion bridge term facilities agreement guaranteed by ArcelorMittal.
On July 7, 2020, AMNS India acquired the Odisha Slurry Pipeline infrastructure Limited ("OSPIL") for a net consideration of 245 which secures an important infrastructure asset for raw material supply to the Hazira steel plant.
On July 23, 2020, AMNS India commenced mining operations after having been selected preferred bidder for the Thakurani iron ore mine license with estimated reserves of approximately 85 million tonnes in Keonjhar district of Odisha following an auction process facilitated by the state government in February 2020.
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

234 Consolidated financial statements
Calvert
AM/NS Calvert ("Calvert"), a joint venture between the Company and NSC, is a steel processing plant in Calvert, Alabama, United States. Calvert had a 6-year agreement to purchase 2 million tonnes of slabs annually from ThyssenKrupp Steel USA ("TK CSA"), an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA had an option to extend the agreement for an additional 3 years on terms that are more favorable to the joint venture, as compared with the initial 6-year period. In December 2017 and in connection with the acquisition of TK CSA by Ternium S.A., the agreement was amended to (i) extend the term of the agreement to December 31, 2020, (ii) make a corresponding reduction in the annual slab purchase obligation so that the aggregate slab purchase obligation over the full term of the agreement remained the same and (iii) eliminate TK CSA’s extension option. The remaining slabs for Calvert's operations are sourced from ArcelorMittal plants in Brazil and Mexico and from ArcelorMittal USA, which following the divestment to Cleveland-Cliffs, entered on December 9, 2020 into a new five year agreement with Calvert (with an automatic three year extension unless either party provides notice of intent to terminate) for 1.5 million tonnes annually for the initial term and 0.55 million tonnes annually under the extension and which can be reduced with a six month notice. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center and appliance/ HVAC industries.
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

Consolidated financial statements 235
(millions of U.S. dollars, except share and per share data)
2.4.2 Associates
The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates, as well as the income statement of the Company’s material associates:

	December 31, 2020
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland [6]	Total
Financial statements reporting date	June 30, 2020	September 30, 2020	September 30, 2020	December 31, 2020
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2020	37.02%	33.43%	35.00%	25.23%
Current assets	3,611	1,330	2,233	538	7,712
Non-current assets	2,507	2,810	1,675	8,295	15,287
Current liabilities	2,780	364	1,087	479	4,710
Non-current liabilities	454	1,165	772	1,050	3,441
Non-controlling interests	46	112	288	1	447
Net assets attributable to equity holders of the parent	2,838	2,499	1,761	7,303	14,401
Company's share of net assets	1,050	835	616	1,843	4,344
Adjustments for differences in accounting policies and other	—	38	(49)	(1,456)	(1,467)
Other adjustments[2]	112	(201)	59	—	(30)
Carrying amount in the statements of financial position	1,162	672	626	387	2,847
Revenue	2,420	1,428	3,065	772	7,685
Profit (loss) from continuing operations	112	(244)	86	73	27
Other comprehensive income (loss)	16	(5)	(67)	—	(56)
Total comprehensive income (loss)	128	(249)	19	73	(29)
Cash dividends received by the Company	28	—	15	—	43
1.The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
2.Other adjustments correspond to the difference between the carrying amount at December 31, 2020 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose translated with closing rates as of the reporting dates described in the table above. For the year ended December 31, 2020, the Company recognized a 211 impairment loss with respect to its investment in DHS.
3.The amount for DHS Group includes an adjustment to align the German GAAP financial information with the Company’s accounting policies and is mainly linked to property, plant and equipment, inventory and pension.
4.Adjustments in Gonvarri Steel Industries primarily relate to differences in accounting policies regarding revaluation of fixed assets.
5.Adjustments in Baffinland primarily relate to differences in accounting policies regarding revaluation of fixed assets and locally recognized goodwill. In September 2020, following a legal reorganization that was not a business combination for the Company, its share of provisional fair value remeasurement of 1.5 billion was not recognized in the carrying amount of Baffinland.
6.Following a legal reorganization in September 2020, the Company holds an indirect interest in Baffinland through Nunavut Iron Ore Inc. The summarized statement of comprehensive income presents full year result for Baffinland (direct owner and operator of Mary River project).

236 Consolidated financial statements

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
1.The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
2.Other adjustments correspond to the difference between the carrying amount at December 31, 2019 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose as of the reporting dates described in the table above.
3.The amount for DHS Group includes an adjustment to align the German GAAP financial information with the Company’s accounting policies and is mainly linked to property, plant and equipment, inventory and pension.
4.Adjustments in Gonvarri Steel Industries primarily relate to differences in accounting policies regarding revaluation of fixed assets.
5.Adjustments in Baffinland primarily relate to differences in accounting policies regarding revaluation of fixed assets and locally recognized goodwill.

Consolidated financial statements 237
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
1.The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
2.Other adjustments correspond to the difference between the carrying amount at December 31, 2018 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose as of the reporting dates described in the table above.
3.The amount for DHS Group includes an adjustment to align the German GAAP financial information with the Company’s accounting policies, and is mainly linked to property, plant and equipment, inventory and pension.
4.Adjustments in Gonvarri Steel Industries primarily relate to differences in accounting policies regarding revaluation of fixed assets.
5.Adjustments in Baffinland primarily relate to differences in accounting policies regarding revaluation of fixed assets and locally recognized goodwill.

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
DHS Group
DHS - Dillinger Hütte Saarstahl AG (“DHS Group”), incorporated and located in Germany, is a leading producer of heavy steel plates, cast slag pots and semi-finished products, such as pressings, pressure vessel heads and shell sections in Europe. The DHS Group also includes a further rolling mill operated by Dillinger France in Dunkirk (France). As of December 31, 2020, as a result of lower cash flow projections resulting from weaker market conditions partially linked to the COVID-19 pandemic, the Company identified an impairment trigger with respect to its investment in DHS and recognized accordingly a 211 impairment charge. The Company calculated the fair value of its investment in DHS using a discounted cash flow model (using a discount rate of 7.24%), a level 3 unobservable input.

238 Consolidated financial statements
Gonvarri Steel Industries
Holding Gonvarri SL (“Gonvarri Steel Industries”) is dedicated to the processing of steel. The entity is a European leader in steel service centers and renewable energy components, with strong presence in Europe and Latin America.
Baffinland
Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut (Canada). During 2020, ArcelorMittal's shareholding in Baffinland slightly decreased from 25.70% to 25.23% following capital calls exclusively fulfilled by Nunavut Iron Ore Inc. ("NIO"), the other shareholder. In September 2020, the corporate structure was reorganized whereby NIO became the parent company of Baffinland, and ArcelorMittal together with The Energy and Minerals Group ("EMG") became shareholders of NIO with ArcelorMittal's share in NIO and thus Baffinland unchanged at 25.23%.
NIO accounted for the acquisition of Baffinland as a business combination and the acquisition-date fair value of assets and liabilities is provisional at December 31, 2020. This legal reorganization was not a business combination for the Company which accordingly did not recognize its share of the provisional fair value measurement in the carrying amount of Baffinland.
During 2018 and 2019 the Company's shareholding in Baffinland decreased from 31.07% to 28.76% and 25.70%, respectively, following capital calls exclusively fulfilled by NIO. The Company recognized losses in 2018 and 2019 on dilution of 3 and 4 including the recycling of accumulated foreign exchange translation losses of 9 and 12, respectively, in income (loss) from investments in associates, joint ventures and other investments.
2.4.3 Other associates and joint ventures that are not individually material
The Company has interests in a number of other joint ventures and associates, none of which are regarded as individually material. The following table summarizes the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2020			December 31, 2019
	Associates	Joint Ventures	Total	Associates	Joint Ventures	Total
Carrying amount of interests in associates and joint ventures	328	636	964	304	780	1,084
Share of:
Income from continuing operations	15	33	48	26	87	113
Other comprehensive income (loss)	(8)	(20)	(28)	1	2	3
Total comprehensive income	7	13	20	27	89	116
During 2019, the Company converted 31 of shareholders loans into equity and made an additional cash injection of 30 to its joint venture ArcelorMittal Tubular Products Jubail (“Al Jubail”) to maintain 40.80% interest in the joint venture in line with shareholding restructuring, which resulted in an increase of carrying amount of the investment from nil as of December 31, 2018 to 26 as of December 31, 2019 including the Company's share of accumulated net losses, which were recognized against shareholder loans as of December 31, 2018 (as carrying amount of investment was nil). The Company had outstanding shareholder loans given to Al Jubail for 109 as of December 31, 2020 and 2019.
2.4.4 Impairment of associates and joint ventures
For the year ended December 31, 2020, the Company recognized a 211 impairment loss with respect to its investment in DHS. For the years ended December 31, 2020, 2019 and 2018, the Company identified an impairment indicator with respect to its investment and shareholder loans in Al Jubail. Accordingly, it performed a value in use calculation and concluded the carrying amount of the investment and shareholder loans was recoverable. For the remaining investments, the Company concluded there were no impairment triggers.
The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates, nor are there any contingent liabilities incurred jointly with other investors. See note 9.4 for disclosure of commitments related to associates and joint ventures.
2.4.5 Investments in joint operations
The Company had investments in the following joint operations as of December 31, 2020 and 2019:
Peña Colorada
Peña Colorada is an iron ore mine located in Mexico in which ArcelorMittal holds a 50.00% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility.
Hibbing Taconite Mines
The Hibbing Taconite Mines in which the Company held a 62.31% interest are iron ore mines located in the USA and

Consolidated financial statements 239
(millions of U.S. dollars, except share and per share data)
operations consist of open pit mining, crushing, concentrating and pelletizing. The Company assumed the managing partner role of Hibbing Taconite company in August 2019 following the resignation of Cleveland-Cliffs without changes in the ownership group.
I/N Tek
I/N Tek in which the Company held a 60.00% interest operates a cold-rolling mill in the United States.
Double G Coating
ArcelorMittal held a 50.00% interest in Double G Coating, a hot dip galvanizing and Galvalume facility in the United States.
On December 9, 2020, the Company completed the sale of its interests in Hibbing Taconite Mines, I/N Tek and Double G Coating to Cleveland-Cliffs as part of the ArcelorMittal USA Divestment Business (note 2.3.1).
Peña Colorada is part of the Mining segment; Hibbing Taconite Mines was part of the Mining segment and other joint operations were part of NAFTA.
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

	December 31,
	2020	2019
Cleveland-Cliffs	1,988	—
Erdemir	850	642
Stalprodukt S.A.	96	57
Powercell Sweden	—	23
Others	46	50
Investments in equity instruments at FVOCI	2,980	772
The Company’s significant investments in equity instruments at FVOCI at December 31, 2020 and 2019 are the following:
Cleveland-Cliffs
Cleveland-Cliffs was historically the largest and oldest independent iron ore mining company in the United States and it became the largest flat-rolled steel company and largest iron ore pellet producer in North America in 2020 after the acquisition of AK Steel and ArcelorMittal USA Divestment Business. It is vertically integrated from mining through iron making, steelmaking, rolling, finishing and downstream with hot and cold stamping of steel parts and components. As part of the consideration for the sale of ArcelorMittal USA Divestment Business to Cleveland-Cliffs as described in note 2.3.1, on December 9, 2020, ArcelorMittal received 78,186,671 common shares with a value of 1,020 and representing a 16% stake in Cleveland-Cliffs and 583,273 non-voting preferred shares with a value of 761. The non-voting preferred shares are redeemable at Cleveland-Cliff’s option for 58,327,300 of its common shares or an equivalent amount in cash. Unrealized gains recognized in other comprehensive income were 119 for the common shares and 88 preferred shares for the year ended December 31, 2020.
On February 9, 2021, ArcelorMittal announced an agreement to sell 40 million Cleveland-Cliffs' common shares for total gross proceeds of 652 (net proceeds of $16.12 per share) as part of a combined primary and secondary public offering of Cleveland-Cliffs' shares. Following the sale, ArcelorMittal continues to hold 38 million common shares in addition to the preferred shares described above. The proceeds from the sale of Cleveland-Cliffs' common shares will be used for a new share buyback program of ArcelorMittal common shares. The accumulated gain of 123 recognized in other comprehensive income was transferred to retained earnings in February 2021.
Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)
Erdemir is the leading steel producer in Turkey and produces plates, hot and cold rolled, tin chromium and zinc coated flat steel and supplies basic inputs to automotive, white goods, pipes and tubes, rolling, manufacturing, electrics-electronics, mechanical engineering, energy, heating equipment, shipbuilding, defense and packaging industries. Unrealized gains recognized in other comprehensive income were 386 and 196 for the year ended December 31, 2020 and 2019, respectively.
Stalprodukt S.A.
Stalprodukt S.A. is a leading manufacturer and exporter of highly processed steel products based in Poland. Unrealized (losses) recognized in other comprehensive income were (1) and (32) for the year ended December 31, 2020 and 2019, respectively.
Powercell Sweden AB
Powercell Sweden AB is the leading developer and producer of fuel cell stacks and systems, powered by hydrogen, and produce electricity and heat with no emissions other than water. In 2019 and 2020 the Company sold in aggregate 3.4 million and 1.8 million remaining shares of Powercell Sweden AB for total consideration of 36 and 59, respectively. The accumulated gain recognized in other comprehensive income of 19 and 28, respectively was transferred to retained earnings.

240 Consolidated financial statements
Gerdau
Gerdau is the largest producer of long steel in the Americas and is headquartered in Brazil. The accumulated gain recognized in other comprehensive income was 48 at December 31, 2018. On July 16, 2019, the Company sold its 30 million shares, representing a 2.6% stake of preferred shares for 116 in line with Company's ongoing efforts to optimize and unlock value from its asset portfolio that no longer coincides with the Company's investment strategy. The accumulated gain recognized in other comprehensive income of 51 was transferred to retained earnings.
Unconsolidated structured entities
Global Chartering has lease arrangements for two vessels (Panamax Bulk Carriers) involving structured entities whose main purpose is to hold legal title of the two vessels and to lease them to Global Chartering. Such entities are wholly-owned and controlled by a financial institution and are funded through equity instruments by the financial institution. Lease arrangements began for one vessel in 2013 and for the second vessel in 2014. On December 31, 2019, following the sale of a 50% controlling interest in Global Chartering to DryLog (see note 2.3.1), the Company's remaining 50% interest in Global Chartering is accounted for under the equity method and therefore ArcelorMittal no longer has any involvement with the structured entities since December 31, 2019.
2.6 Income (loss) from investments in associates, joint ventures and other investments
Income (loss) from investments in associates, joint ventures and other investments consisted of the following:

	Year ended December 31,
	2020	2019	2018
Share in net earnings of equity-accounted companies	430	252	567
Impairment charges	(211)	—	(132)
Gain (loss) on disposal	—	(4)	126
Dividend income	15	99	91
Total	234	347	652
For the year ended December 31, 2020, impairment charges of 211 related to DHS where the carrying value of the investment exceeded its fair value (see note 2.4.2).
For the year ended December 31, 2019, the loss on disposal corresponded to the loss on dilution of the Company's interest in Baffinland (see note 2.4.2).
For the year ended December 31, 2018, impairment charges included 132 relating to Macsteel in connection with the sale completed on October 31, 2018 (see note 2.4.1).
For the year ended December 31, 2018, gain (loss) on disposal included mainly a 142 gain from the recycling of the currency translation reserve following the sale of Macsteel and a 12 loss on the dilution of the Company's interest from 39.02% to 37.02% in China Oriental (see note 2.4).
During 2017, the Company sold its 21% shareholding in Empire Iron Mining Partnership ("EIMP") to Cleveland-Cliffs for total consideration of 133, whereas the cash settlement occurred through three annual installments of which 44 in 2019 and 2018, respectively.
NOTE 3: SEGMENT REPORTING
3.1 Reportable segments
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. The Company's CODM as of December 31, 2020 was the CEO Office - comprising the Chairman and Chief Executive Officer, Mr. Lakshmi N. Mittal and the President and Chief Financial Officer of ArcelorMittal, Mr. Aditya Mittal. On February 11, 2021, the Board of Directors of ArcelorMittal announced that Aditya Mittal became Chief Executive Officer of the Company (see note 13).
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
ArcelorMittal’s segments are structured as follows:
•NAFTA represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States (on December 9, 2020, the Company divested ArcelorMittal USA see note 2.3.1). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA

Consolidated financial statements 241
(millions of U.S. dollars, except share and per share data)
also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;
•Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;
•ACIS produces a combination of flat, long and tubular products. Its facilities are located in South Africa, Ukraine and Kazakhstan; and
•Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, United States (prior to the divestment described in note 2.3.1), Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties.

The following table summarizes certain financial data for ArcelorMittal’s operations by reportable segments.

	NAFTA	Brazil	Europe	ACIS	Mining	Others [1]	Elimination	Total
Year ended December 31, 2020
Sales to external customers	13,373	5,548	27,989	4,898	1,451	11	—	53,270
Intersegment sales [2]	224	723	82	609	3,302	13	(4,953)	—
Operating income (loss)	1,667	754	(1,444)	84	1,411	(263)	(99)	2,110
Depreciation and amortization	(449)	(224)	(1,413)	(332)	(500)	(42)	—	(2,960)
Impairment reversal (impairment)	660	—	(527)	—	—	—	—	133
Capital expenditures	459	208	1,039	324	370	39	—	2,439
Year ended December 31, 2019
Sales to external customers	18,478	6,927	37,487	6,487	1,165	71	—	70,615
Intersegment sales [2]	77	1,186	234	350	3,672	353	(5,872)	—
Operating income (loss)	(1,259)	846	(1,107)	(25)	1,215	(295)	(2)	(627)
Depreciation and amortization	(570)	(274)	(1,256)	(364)	(448)	(155)	—	(3,067)
Impairment	(1,300)	—	(525)	(102)	—	—	—	(1,927)
Capital expenditures	727	328	1,353	513	480	171	—	3,572
Year ended December 31, 2018
Sales to external customers	20,145	7,041	40,247	7,506	1,009	85	—	76,033
Intersegment sales [2]	187	1,670	241	455	3,202	307	(6,062)	—
Operating income (loss)	1,889	1,356	1,632	1,094	860	(247)	(45)	6,539
Depreciation and amortization	(522)	(298)	(1,195)	(311)	(418)	(55)	—	(2,799)
Bargain purchase gain[3]	—	—	209	—	—	—	—	209
Impairment	—	(86)	(908)	—	—	—	—	(994)
Capital expenditures	669	244	1,336	534	485	37	—	3,305
1.Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
2.Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.
3.See note 2.2.4.

242 Consolidated financial statements
The reconciliation from operating income to net income (including non-controlling interests) is as follows:

	Year ended December 31,
	2020	2019	2018
Operating (loss)/income	2,110	(627)	6,539
Income from investments in associates and joint ventures	234	347	652
Financing costs - net	(1,256)	(1,652)	(2,210)
(Loss) income before taxes	1,088	(1,932)	4,981
Income tax expense (benefit)	1,666	459	(349)
Net (loss) income (including non-controlling interests)	(578)	(2,391)	5,330
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
Sales (by destination)

	Year ended December 31,
	2020	2019	2018
Americas
United States [1]	9,991	15,238	16,271
Brazil	4,396	5,094	4,982
Canada	2,537	3,004	3,563
Mexico	1,707	1,941	1,970
Argentina	679	814	960
Others	872	1,195	1,322
Total Americas	20,182	27,286	29,068
Europe
Germany	4,200	5,694	6,757
Poland	3,231	3,957	4,518
France	3,115	4,114	4,431
Spain	2,817	3,855	4,265
Italy	3,195	4,317	3,333
Czech Republic	752	1,244	1,782
Turkey	1,075	1,499	1,683
United Kingdom	966	1,434	1,471
Belgium	1,274	1,617	1,309
Netherlands	878	1,142	1,209
Russia	804	876	1,144
Romania	335	720	708
Ukraine [2]	515	540	635
Others	3,148	4,359	5,018
Total Europe	26,305	35,368	38,263
Asia & Africa
South Africa	1,366	2,260	2,742
Morocco	492	583	628
Egypt	103	309	206
Rest of Africa	619	1,278	1,257
China	1,622	676	608
Kazakhstan	425	470	496
South Korea	331	380	365
India	142	95	92
Rest of Asia	1,683	1,910	2,308
Total Asia & Africa	6,783	7,961	8,702
Total	53,270	70,615	76,033
1.On December 9, 2020, the Company completed the sale of ArcelorMittal USA. The sales of the operations disposed of were consolidated by ArcelorMittal until December 9, 2020, see note 2.3.1.
2.Ukraine is presented separately in 2020, due to the increased contribution. In prior periods Ukraine was included in others. The comparative periods are revised to align with the current presentation.

Consolidated financial statements 243
(millions of U.S. dollars, except share and per share data)
Revenues from external customers attributed to the country of domicile (Luxembourg) were 114, 151 and 162 for the years ended December 31, 2020, 2019 and 2018, respectively.
Non-current assets1 per significant country:

	December 31,
	2020	2019
Americas
Canada	5,213	5,336
Brazil	3,330	4,254
United States [2]	116	2,878
Mexico	1,457	1,408
Argentina	249	266
Venezuela	17	17
Others	18	16
Total Americas	10,400	14,175
Europe
France	4,207	4,293
Germany	2,789	2,665
Belgium	2,712	2,695
Poland	2,546	2,508
Ukraine	2,154	2,674
Spain	2,058	1,920
Italy [3]	15	1,488
Luxembourg	1,297	1,231
Bosnia and Herzegovina	189	188
Romania	56	62
Czech Republic	28	31
Others	191	165
Total Europe	18,242	19,920
Asia & Africa
Kazakhstan	1,401	1,519
South Africa	528	568
Liberia	132	157
Morocco	102	92
Others	137	128
Total Asia & Africa	2,300	2,464
Unallocated assets	23,137	22,733
Total	54,079	59,292
1.Non-current assets do not include goodwill (as it is not allocated to the individual countries), deferred tax assets, investments in associates and joint ventures, other investments and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.
2.On December 9, 2020, the Company completed the sale of ArcelorMittal USA assets (see note 2.3.1).
3.On December 10, 2020, the Company signed a binding agreement with Invitalia, an Italian state-owned company, to form a public-private partnership between the parties. As a result, the carrying amounts of the assets of ArcelorMittal Italia was classified as held for sale and will be accounted for under the equity method upon closing of the first investment (expected in the first quarter of 2021), see note 2.3.2.

3.3 Sales by type of products
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others mainly include non-steel and by-products sales, manufactured and specialty steel products sales, shipping and other services.

	Year ended December 31,
	2020	2019	2018
Flat products	31,584	43,633	46,734
Long products	11,117	13,706	15,751
Tubular products	1,343	2,044	2,158
Mining products	1,451	1,165	1,009
Others	7,775	10,067	10,380
Total	53,270	70,615	76,033

244 Consolidated financial statements
3.4 Disaggregated revenue
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers:

Year ended December 31, 2020	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	12,791	5,226	25,437	4,232	—	—	47,686
Non-steel sales [1]	76	47	621	319	1,412	—	2,475
By-product sales [2]	83	82	553	90	—	—	808
Other sales [3]	423	193	1,378	257	39	11	2,301
Total	13,373	5,548	27,989	4,898	1,451	11	53,270

Year ended December 31, 2019	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	17,669	6,467	33,759	5,789	—	—	63,684
Non-steel sales [1]	122	66	1,130	239	1,117	—	2,674
By-product sales [2]	114	93	816	135	—	—	1,158
Other sales [3]	573	301	1,782	324	48	71	3,099
Total	18,478	6,927	37,487	6,487	1,165	71	70,615

Year ended December 31, 2018	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	19,372	6,582	36,603	6,748	—	—	69,305
Non-steel sales [1]	148	31	882	243	968	—	2,272
By-product sales [2]	124	115	947	182	—	—	1,368
Other sales [3]	501	313	1,815	333	41	85	3,088
Total	20,145	7,041	40,247	7,506	1,009	85	76,033
1.Non-steel sales mainly relate to iron ore, coal, scrap and electricity;
2.By-product sales mainly relate to slag, waste and coke by-products;
3.Other sales are mainly comprised of shipping and other services.

Consolidated financial statements 245
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
The Company’s products must meet customer specifications. A certain portion of the Company’s products are returned or have claims filed against the sale because the products contained quality defects or other problems. Claims may be either of the following:
–Product Rejection - Product shipped and billed to an end customer that did not meet previously agreed customer specifications. Claims typically result from physical defects in the goods, goods shipped to the wrong location, goods produced with incorrect specifications and goods shipped outside acceptable time parameters.
–Consequential Damages - Damages reported by the customer not directly related to the value of the rejected goods (for example: customer processing cost or mill down time, sampling, storage, sorting, administrative cost, replacement cost, etc.).

The Company estimates the variable consideration for such claims using the expected value method and reduces the amount of revenue recognized.
Warranties:
The warranties and claims arise when the product fails on the criteria mentioned above. Sales-related warranties associated with the goods cannot be purchased separately and they serve as an assurance that the products sold comply with agreed specifications. Accordingly, the Company accounts for warranties in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" (see note 9).
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
The Company’s payment terms range from 30 to 90 days from date of delivery, depending on the market and product sold. The Company received 357 as advances from its customers which are classified as unsatisfied performance obligations and recognized as liabilities in line with IFRS 15. The Company expects 100% of these unsatisfied performance obligations as of December 31, 2020 to be recognized as revenue during 2021 as the Company’s contracts have an original expected duration of one year or less.

246 Consolidated financial statements
The tables below summarize the movements relating to the Company's trade receivable and other for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
Trade accounts receivable and other - opening balance	3,569	4,432	3,863
Performance obligations satisfied	53,270	70,615	76,033
Payments received	(53,194)	(71,559)	(75,387)
Impairment of receivables (net of write backs and utilization)	(16)	9	(8)
Reclassification of the period-end receivables to held for sale and derecognition of receivable through business divestment	(724)	—	(182)
Acquisitions through business combination	—	4	532
TSR receivables retained in ArcelorMittal USA divestment [1]	260	—	—
Foreign exchange and others	(93)	68	(419)
Trade accounts receivable and other - closing balance	3,072	3,569	4,432
1.See note 6.1.3
4.2 Cost of sales
Cost of sales includes the following components:

	Year ended December 31,
	2020	2019	2018
Materials	34,599	47,809	46,842
Labor costs	7,690	9,094	9,206
Logistic expenses	3,474	4,951	4,974
Depreciation and amortization	2,960	3,067	2,799
Gain on bargain purchase[1]	—	—	(209)
Impairment reversal net of impairment (see note 5.3)	(133)	1,927	994
Gain on AM USA disposal [2]	(1,460)	—	—
Other	2,008	2,039	2,419
Total	49,138	68,887	67,025
1.See note 2.2.4
2.See note 2.3.1 for details
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
ArcelorMittal’s policy is to record an allowance for expected lifetime credit losses and a charge in selling, general and administrative expense when a specific account is deemed uncollectible. The Company concluded that a trade receivable is in default when it is overdue by more than 180 days. Based on historical experience and analysis, the Company concluded that there is a risk of default as such receivables are generally not recoverable and therefore provided for, unless the collectibility can be clearly demonstrated. Uninsured trade receivables and the associated allowance are written off when ArcelorMittal has exhausted its recovery efforts and enforcement options. ArcelorMittal considered the continued impact of the COVID-19 pandemic on the economic environment in its risk of default assessment for receivables outstanding less than 180 days. Receivables aged 31 days or older and uninsured trade receivables remain consistent with historical levels and the Company did not identify any expected increased risk of default.
Trade accounts receivable and allowance for lifetime expected credit losses

	December 31,
	2020	2019
Gross amount	3,208	3,698
Allowance for lifetime expected credit losses	(136)	(129)
Total	3,072	3,569
The carrying amount of the trade accounts receivable and other approximates their fair value. Before granting credit to any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers, the credit terms must be approved by the credit committees of each reportable segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade accounts receivable.
Exposure to credit risk by reportable segment
The maximum exposure to credit risk for trade accounts receivable by reportable segment is as follows:

	December 31,
	2020	2019
NAFTA [1]	454	285
Brazil	803	702
Europe	1,396	1,983
ACIS	184	523
Mining	235	76
Total	3,072	3,569
1.The increase in NAFTA trade receivables is due to the TSR receivables retained as part of the sale of ArcelorMittal USA, see note 4.1.

Consolidated financial statements 247
(millions of U.S. dollars, except share and per share data)
Aging of trade accounts receivable

	December 31,			December 31,
	2020			2019
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	2,699	(13)	2,686	2,851	(11)	2,840
Overdue 1-30 days	215	(1)	214	452	(2)	450
Overdue 31-60 days	49	(1)	48	85	(1)	84
Overdue 61-90 days	26	—	26	43	—	43
Overdue 91-180 days	42	(3)	39	67	(4)	63
More than 180 days	177	(118)	59	200	(111)	89
Total	3,208	(136)	3,072	3,698	(129)	3,569
The movements in the allowance are calculated based on lifetime expected credit loss model for 2020, 2019 and 2018. The allowances in respect of trade accounts receivable during the periods presented are as follows:

	Year ended December 31,
	2020	2019	2018
Allowance - opening balance	129	173	193
Additions	27	18	35
Write backs / utilization	(11)	(27)	(29)
Foreign exchange and others	(9)	(35)	(26)
Allowance - closing balance	136	129	173
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”)). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are derecognized from the consolidated statements of financial position at the moment of sale. The Company classifies trade receivables subject to TSR programs as financial assets that are held to collect or to sell and recognizes them at FVOCI (see note 6). The fair value measurement is determined based on the invoice amount net of TSR expense payable, a Level 3 unobservable input. The TSR expense is insignificant due to the rate applicable and the short timeframe between the time of sale and the invoice due date. Any loss allowance for these trade receivables is recognized in OCI.
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
Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Net realizable value is estimated based on the most reliable evidence available at the time the estimates were made of being the amount that the inventory is expected to realize, taking into account the purpose for which the inventory is held.
Previous write-downs are reversed in case the circumstances that previously caused inventories to be written down below cost no longer exist.
Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,079 and 1,760 as of December 31, 2020 and 2019, respectively, are comprised of the following:

	December 31,
	2020	2019
Finished products	3,403	5,821
Production in process	3,305	4,165
Raw materials	3,839	5,101
Manufacturing supplies, spare parts and other [1]	1,781	2,209
Total	12,328	17,296
1.Including spare parts of 1.4 billion and 1.6 billion, and manufacturing and other of 0.4 billion and 0.6 billion as of December 31, 2020 and 2019, respectively.

248 Consolidated financial statements
Movements in the inventory reserve are as follows:

	Year ended December 31,
	2020	2019	2018
Inventory reserve - opening balance	1,760	1,168	1,239
Additions [1]	294	726	423
Deductions / Releases [2]	(878)	(212)	(382)
Foreign exchange and others	(97)	78	(112)
Inventory reserve - closing balance	1,079	1,760	1,168
1.Additions in 2020 and 2019 refer to write-downs of inventories excluding those utilized or written back during the same financial year and the additions in 2018 refer to write-downs of inventories including those utilized or written back during the same financial year.
2.Deductions/releases correspond to write-backs and utilizations related to the prior periods in 2020 and 2019 and correspond to write-backs and utilizations related to the current and prior periods in 2018.
4.5 Prepaid expenses and other current assets

	December 31,
	2020	2019
VAT receivables	752	941
Prepaid expenses and non-trade receivables	486	696
Financial amounts receivable	94	350
Income tax receivable	51	102
Receivables from public authorities	143	137
Receivables from sale of financial and intangible assets	78	153
Derivative financial instruments	353	268
Other [1]	324	109
Total	2,281	2,756
1.Other includes mainly advances to employees, accrued interest, CO2 emission rights held as current assets as of December 31, 2020 of 219 and other miscellaneous receivables.

4.6 Other assets
Other assets consisted of the following:

	December 31,
	2020	2019
Derivative financial instruments	324	130
Financial amounts receivable	503	594
Long-term VAT receivables	156	285
Cash guarantees and deposits	86	164
Receivables from public authorities	41	51
Accrued interest	30	65
Receivables from sale of financial and intangible assets	172	131
Income tax receivable	18	25
Other [1]	152	203
Total	1,482	1,648
1.Other mainly includes assets in pension funds and other amounts receivable.

4.7 Trade accounts payable and other
Trade accounts payable are obligations to pay for goods that have been acquired in the ordinary course of business from suppliers. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The carrying value of trade accounts payable approximates fair value. The Company’s average outstanding number of trade payable days amounted to 82 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about 2 billion of trade payables were subject to early discount by its suppliers in 2020 as compared to 2.6 billion in 2019).
4.8 Accrued expenses and other liabilities
Accrued expenses and other liabilities are comprised of the following as of:

	December 31,
	2020	2019
Accrued payroll and employee related expenses	1,238	1,560
Accrued interest and other payables	1,151	927
Payable from acquisition of intangible, tangible & financial assets [1]	847	1,559
Other amounts due to public authorities	680	507
Derivative financial instruments [2]	208	308
Unearned revenue and accrued payables	73	49
Total	4,197	4,910
1.Payables from acquisition of intangible, tangible & financial assets decreased primarily due to the divestment of ArcelorMittal USA and classification of ArcelorMittal Italia as assets held for sale at December 31, 2020. See note 2.3.1 and 2.3.2.
2.Derivative financial instruments included 125 as of December 31, 2019 relating to the fair value of the put option granted to ISP in the framework of the acquisition of ArcelorMittal Italia. The put option was exercised in December 2020 (see note 2.2.4).

Consolidated financial statements 249
(millions of U.S. dollars, except share and per share data)
NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS
5.1 Goodwill and intangible assets
The carrying amounts of goodwill and intangible assets are summarized as follows:

	December 31,
	2020	2019
Goodwill on acquisitions	3,992	5,104
Concessions, patents and licenses	190	197
Customer relationships and trade marks	90	95
Other	40	36
Total	4,312	5,432
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
Goodwill acquired in business combinations for each of the Company’s operating segments is as follows:

	December 31, 2019	Divestments and assets held for sale[1]	Foreign exchange differences and other movements	December 31, 2020
NAFTA	2,233	(672)	5	1,566
Brazil	1,353	—	(284)	1,069
Europe	545	(45)	40	540
ACIS	973	—	(156)	817
Total	5,104	(717)	(395)	3,992
1.See notes 2.3.1 and 2.3.2

	December 31, 2018	Divestments and assets held for sale	Foreign exchange differences and other movements[1]	December 31, 2019
NAFTA	2,198	—	35	2,233
Brazil	1,404	—	(51)	1,353
Europe	550	—	(5)	545
ACIS	834	—	139	973
Total	4,986	—	118	5,104

1.Other movements for Europe include 6 relating to the acquisition of Münker and 8 for Brazil relating to the increase in goodwill following the completion of the acquisition-date fair value of AMSF (see note 2.2.4).

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
ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, France, Germany, Luxembourg, Poland, Spain and Italy. In Ontario, Canada, ArcelorMittal's operations are currently subject to output based pricing system regulations, effective from January 1, 2019 until the newly accepted Ontario province program (Emissions Performance Standards) is transitioned (expected to be effective January 1, 2022 or retroactively to January 1, 2021). In South Africa, a CO2 tax system was introduced in 2019 and in Kazakhstan, the Emission Trading Scheme restarted operation on January 1, 2018. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded at nil value and purchased emission rights are recorded at cost.

250 Consolidated financial statements
Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2018	745	1,128	443	2,316
Acquisitions	17	—	65	82
Acquisitions through business combinations (note 2.2.4)	—	12	—	12
Disposals	—	—	(6)	(6)
Foreign exchange differences	(8)	(11)	(4)	(23)
Transfers and other movements[1]	(107)	4	(351)	(454)
Fully amortized intangible assets [2]	(17)	—	—	(17)
At December 31, 2019	630	1,133	147	1,910
Acquisitions	17	—	35	52
Disposal	(8)	—	(2)	(10)
Divestment (note 2.3.1)	(251)	(9)	—	(260)
Foreign exchange differences	16	24	11	51
Transfers to assets held for sale (note 2.3)	(12)	—	(11)	(23)
Transfers and other movements [1]	37	—	—	37
Fully amortized intangible assets [2]	(29)	—	—	(29)
At December 31, 2020	400	1,148	180	1,728

Accumulated amortization and impairment losses
At December 31, 2018	452	1,038	84	1,574
Amortization charge	53	11	30	94
Foreign exchange differences	(7)	(11)	(2)	(20)
Transfers and other movements[1]	(48)	—	(1)	(49)
Fully amortized intangible assets [2]	(17)	—	—	(17)
At December 31, 2019	433	1,038	111	1,582
Disposals	(7)	—	—	(7)
Divestment (note 2.3.1)	(239)	(9)	—	(248)
Amortization charge	47	10	30	87
Impairment charge (note 5.3)	4	—	—	4
Foreign exchange differences	17	19	8	44
Transfers to assets held for sale (note 2.3)	(12)	—	(9)	(21)
Transfers and other movements[1]	(4)	—	—	(4)
Fully amortized intangible assets [2]	(29)	—	—	(29)
At December 31, 2020	210	1,058	140	1,408

Carrying amount
At December 31, 2019	197	95	36	328
At December 31, 2020	190	90	40	320
1.In 2019, transfers and other movements mainly relate to CO2 emission rights utilized from the acquisition of ArcelorMittal Italia amounting to 158 (see note 2.2.4) and favorable land lease contracts from the acquisition of ArcelorMittal Italia and advances for land use which were transferred to right-of-use assets upon implementation of IFRS 16 (see note 7).
2.Fully amortized assets correspond mainly to licenses in 2020 and 2019.
Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 245, 301 and 290 for the years ended December 31, 2020, 2019 and 2018, respectively and were recognized in selling, general and administrative expenses.

5.2 Property, plant and equipment and biological assets
Property, plant and equipment is recorded at cost less accumulated depreciation and impairment. Cost includes all related costs directly attributable to the acquisition or construction of the asset. Except for land and assets used in mining activities, property, plant and equipment is depreciated

Consolidated financial statements 251
(millions of U.S. dollars, except share and per share data)
using the straight-line method over the useful lives of the related assets as presented in the table below.

Asset Category	Useful Life Range
Land	Not depreciated
Buildings	10 to 50 years
Property plant & equipment	15 to 64 years
Auxiliary facilities	15 to 60 years
Other facilities	5 to 20 years
The Company’s annual review of useful lives leverages on the experience gained from an in-depth review performed every five years, any significant change in the expected pattern of consumption embodied in the asset, and the specialized knowledge of ArcelorMittal’s network of chief technical officers. The chief technical officer network includes engineers with facility-specific expertise related to plant and equipment used in the principal production units of the Company’s operations. The most recent in-depth review took place in 2019, during which the Company performed a review of the useful lives of its fixed assets and determined there were no material changes to the useful lives of property, plant and equipment. In performing this review, the Company gathered and evaluated data, including commissioning dates, designed capacities, maintenance records and programs, and asset performance history, among other attributes. In accordance with IAS 16, Property, Plant and Equipment, the Company considered this information at the level of components significant in relation to the total cost of the item of plant and equipment. Other factors the Company considered in its determination of useful lives included the expected use of the assets, technical or commercial obsolescence, and operational factors. In addition, the Company considered the accumulated technical experience and knowledge sharing programs that allowed for the exchange of best practices within the chief technical officer network and the deployment of these practices across the Company’s principal production units.
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
Mining assets comprise:
•Mineral rights acquired;
•Capitalized developmental stripping (as described below in “—Stripping and overburden removal costs”).
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

252 Consolidated financial statements
•Asset carrying amounts may be affected due to changes in estimated future cash flows.
•Depreciation, depletion and amortization charged in the consolidated statements of operations may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
•Overburden removal costs recognized in the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.
•Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.
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
The determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances. The following factors would point towards the stripping costs for the individual pits being accounted for separately:
•If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.
•If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.
•If the pits are operated as separate units in terms of mine planning and the sequencing of overburden and ore mining, rather than as an integrated unit.
•If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.
•If the pits extract ore from separate and distinct ore bodies, rather than from a single ore body.
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
•researching and analyzing historical exploration data;
•conducting topographical, geological, geochemical and geophysical studies;
•carrying out exploratory drilling, trenching and sampling activities;
•drilling, trenching and sampling activities to determine the quantity and grade of the deposit;

Consolidated financial statements 253
(millions of U.S. dollars, except share and per share data)
•examining and testing extraction methods and metallurgical or treatment processes; and
•detailed economic feasibility evaluations to determine whether development of the reserves is commercially justified and to plan methods for mine development.
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
Development expenditure
Development is the establishment of access to the mineral reserve and other preparations for commercial production. Development activities often continue during production and include:
•sinking shafts and underground drifts (often called mine development);
•making permanent excavations;
•developing passageways and rooms or galleries;
•building roads and tunnels; and
•advance removal of overburden and waste rock.
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

254 Consolidated financial statements
Property, plant and equipment and biological assets are summarized as follows:

	Land, buildings and Improvements	Machinery, equipment and other[2]	Construction in progress	Right-of-use assets[4]	Mining Assets	Total
Cost
At December 31, 2018	10,879	44,062	4,363	—	3,901	63,205
Adoption of IFRS 16 (note 7)[3]	—	(921)	—	2,365	—	1,444
At January 1, 2019	10,879	43,141	4,363	2,365	3,901	64,649
Additions	35	471	3,245	259	26	4,036
Acquisitions through business combinations (note 2.2.4)	24	10	—	—	—	34
Foreign exchange differences	(99)	(98)	50	(7)	38	(116)
Disposals	(66)	(654)	(16)	(4)	(19)	(759)
Divestments (note 2.3.1)	—	(130)	—	(484)	—	(614)
Other movements [1]	124	1,888	(2,152)	(37)	167	(10)
At December 31, 2019	10,897	44,628	5,490	2,092	4,113	67,220
Additions	27	172	1,857	233	23	2,312
Foreign exchange differences	621	1,121	(129)	36	(130)	1,519
Disposals	(62)	(630)	(19)	—	(4)	(715)
Divestments (note 2.3.1)	(858)	(8,559)	(261)	(449)	(766)	(10,893)
Transfers to assets held for sale (note 2.3.2)	(461)	(1,911)	(612)	(89)	—	(3,073)
Other movements [1]	574	1,778	(2,363)	(225)	48	(188)
At December 31, 2020	10,738	36,599	3,963	1,598	3,284	56,182

Accumulated depreciation and impairment
At December 31, 2018	3,113	20,838	981	—	2,635	27,567
Adoption of IFRS 16 (note 7)[3]	—	(558)	—	597	—	39
At January 1, 2019	3,113	20,280	981	597	2,635	27,606
Depreciation charge for the year	338	2,171	—	343	121	2,973
Impairment (note 5.3)	154	1,202	9	65	—	1,430
Disposals	(45)	(614)	—	(3)	(17)	(679)
Foreign exchange differences	(58)	(112)	(4)	4	24	(146)
Divestments (note 2.3.1)	—	(3)	—	(94)	—	(97)
Other movements [1]	(14)	(35)	5	(55)	1	(98)
At December 31, 2019	3,488	22,889	991	857	2,764	30,989
Depreciation charge for the year	338	2,188	—	212	135	2,873
Impairment charges/ (reversal) (note 5.3)	111	(280)	29	3	—	(137)
Disposals	(40)	(591)	(7)	—	(3)	(641)
Foreign exchange differences	424	1,189	8	8	(102)	1,527
Divestments (note 2.3.1)	(527)	(6,002)	(5)	(300)	(718)	(7,552)
Transfers to assets held for sale (note 2.3.2)	(163)	(1,045)	(13)	(9)	—	(1,230)
Other movements [1]	177	(212)	(9)	(212)	(13)	(269)
At December 31, 2020	3,808	18,136	994	559	2,063	25,560

Carrying amount
At December 31, 2019	7,409	21,739	4,499	1,235	1,349	36,231
At December 31, 2020	6,930	18,463	2,969	1,039	1,221	30,622
1.Other movements predominantly represent transfers from construction in progress to other categories and retirement of fully depreciated assets. In 2019, other movements also include 92 relating to finalization of acquisition date fair values of AM Italia (refer note 2.2.4).
2.Machinery, equipment and other includes biological assets of 45 and 59 as of December 31, 2020 and 2019, respectively, and bearer plants of 29 and 38 as of December 31, 2020 and 2019, respectively.
3.Includes additions due to implementation of IFRS 16 amounting to 1,136 as well as favorable terms of operating leases of ArcelorMittal Italia and amounts prepaid for the right of use of land, both reclassified from intangible assets (refer note 7).
4.Right-of-use assets as of December 31, 2018 include 921 of cost of assets and 558 of accumulated depreciation previously recognized under IAS 17 and presented within machinery, equipment and other. Upon implementation of IFRS 16, the right-of-use assets are presented separately in the table above.

Consolidated financial statements 255
(millions of U.S. dollars, except share and per share data)
The carrying amount of temporarily idle property, plant and equipment at December 31, 2020 and 2019 was 246 and 332 including 170 and 228 in Brazil, 31 and 14 in NAFTA, 37 and 88 in the Europe segment and 9 and 2 in the ACIS segment, respectively.
The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 12 and 47 at December 31, 2020 and 2019, respectively. Such assets are carried at their recoverable amount.
Assets pledged as security
Refer note 9.4 for information on assets pledged as security by the Company.
Capital commitments
Refer note 9.4 for information on contractual commitments for acquisition of property, plant and equipment by the Company.
5.3 Impairment of intangible assets, including goodwill, and tangible assets

Net impairment (reversals)/charges recognized were as follows:

	Year ended December 31,
Type of asset	2020	2019	2018
Goodwill	—	—	34
Tangible assets	(133)	1,927	960
Total	(133)	1,927	994
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
The recoverable amounts of the GCGUs are mainly determined based on their value in use. The value in use of each GCGU is determined by estimating future cash flows. The 2020 impairment test of goodwill did not include the GCGU corresponding to the Mining segment as goodwill allocated to this GCGU was fully impaired in 2015. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. In addition, with respect to raw material price assumptions, the Company applied a range of $67 per tonne to $100 per tonne for iron ore and $142 per tonne to $149 per tonne for coking coal. Cash flow forecasts adjusted for the risks specific to the tested assets are derived from the most recent financial plans approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.
The Company considered its exposure to certain climate-related risks which could affect its estimates of future cash flow projections applied for the determination of the recoverable amount of its GCGUs and CGUs. With the switch to electric vehicles and the move to wind and solar power generation, the Company sees additional opportunities as customers deepen their understanding of embedded and lifecycle emissions of the materials where steel compares favorably. ArcelorMittal's most substantial climate-related policy risk is the EU Emissions Trading scheme ("'ETS"), which applies to all its European plants. The risk concerns the Company's primary steelmaking plants which are exposed to this regulation and yet unprotected against competition from imported steel. The Company is committed to the objectives of the Paris agreement and announced its ambition to reduce carbon emissions by 30% in Europe by 2030 and achieve group-wide carbon neutrality by 2050. These announced goals would require significant long-term investments that are conditioned by outstanding requirements such as a global level playing field, access to abundant and affordable clean energy, facilitating necessary energy infrastructure, access to sustainable finance for low-emissions steelmaking and accelerated transition to a circular economy. Therefore, given the uncertainties around these requirements, as per the Company's best estimate, the above-mentioned significant long-term investments should not be included in the Company’s assumptions for future cash flows of the recoverable amount of its GCGUs and CGUs. At the same time, the Company is engaged in developing in the near to medium term a range of low-emission technologies for the transition to decarbonized steel including the Smart Carbon route and the Hydrogen-DRI route and required investments are considered either in the Company's future cash flow projections or in the context of joint ventures, as an element of the Company's best estimate of capital expenditures which are committed and / or being implemented. Additionally, the Company’s assumptions for future cash flows include an estimate for costs that the Company expects to incur to acquire emission allowances, which primarily impacts the flat steel operations in Europe. The assumption for carbon emission cost is based on historical experience, expected opportunities to mitigate or otherwise offset such future costs and information available of future changes. Due to economic developments,

256 Consolidated financial statements
uncertainties over the pace of transition to low-emission technologies, political and environmental actions that will be taken to meet the carbon reduction goals, regulatory changes and emissions activity arising from climate-related matters, the Company’s assumptions used in the recoverable amount calculations, such as capital expenditure, carbon emission costs and other assumptions are inherently uncertain and may ultimately differ from actual amounts.
The assumptions used in the value in use calculations are inherently uncertain in the context of the COVID-19 pandemic and require management judgment. The Company's process includes specific consideration given to the most recent short, medium and long-term price forecasts and discount rates consistent with external information, expected production and shipment volumes and updated development plans, operating costs and capital expenditure plans. The Company does not believe that the COVID-19 pandemic has structurally altered the long-term outlook of operations and subject to certain differences by geographical areas, ArcelorMittal expects shipments to return to pre-COVID-19 levels by 2022 with the benefit from a favorable supply demand balance following a prolonged period of destocking. Operating margins are expected to be restored in 2021 with the benefit of improved selling prices and structural cost improvements sustained from the Company's response to the COVID-19 crisis.
Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each CGU, including beta, cost of debt and capital structure was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets and CGU specific country risk premiums were applied. GCGU weighted average pre-tax discount rates were as follows in 2020 and 2019:

	NAFTA	Brazil	Europe	ACIS
GCGU weighted average pre-tax discount rate used in 2020 (in %)	10.5	15.9	8.5	14.6
GCGU weighted average pre-tax discount rate used in 2019 (in %)	10.8	15.0	9.1	14.5
Once recognized, impairment losses for goodwill are not reversed.
There were no impairment charges recognized with respect to goodwill following the Company’s impairment tests as of October 1, 2020 and October 1, 2019. The total value in use calculated for all GCGUs remained relatively stable overall in 2020 as compared to 2019. In 2018, the Company recognized a 18 and 16 impairment loss relating to goodwill in connection with the sale of the Votorantim remedies and the intended sale of the ArcelorMittal Italia remedies (see note 2.3.1).
In 2020, the Company did not identify any reasonably possible change in key assumptions which could cause an impairment loss to be recognized for any of its GCGUs.
Impairment test of property, plant and equipment
At each reporting date, ArcelorMittal reviews the carrying amounts of its intangible assets (excluding goodwill) and tangible assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its fair value less cost of disposal and its value in use.
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
In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2020, the Company determined it has 53 cash-generating units.
In the context of the investment agreement signed on December 10, 2020 with Invitalia (see note 2.3.2) in order to create a partnership between Invitalia and the Company with respect to ArcelorMittal Italia, the Company performed a fair value calculation of ArcelorMittal Italia, which was a separate cash-generating unit, prior to held for sale classification based on the

Consolidated financial statements 257
(millions of U.S. dollars, except share and per share data)
industrial plan agreed with Invitalia and concluded the carrying amount was recoverable.
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
Impairment charges and reversals relating to property, plant and equipment were as follows for the years ended December 31, 2020, 2019 and 2018:
2020
In 2020, the Company recognized a 133 net reversal of impairment including impairment charges of 92 and 104 related to the permanent closure of the coke plant in Florange (France) and the permanent closure of part of a blast furnace and steel plant in Krakow (Poland), respectively. In addition, the Company recognized an impairment loss of 331 relating to its plate business in the Europe segment classified as held for sale at December 31, 2020 (see note 2.3.2).
In the third quarter of 2020, the Company reversed 660 of impairment charges of property, plant and equipment previously recognized for ArcelorMittal USA as a result of the increase in the recoverable amount. The Company calculated the fair value less cost of disposal using a market approach with market multiples derived from comparable transactions, a Level 3 unobservable input. ArcelorMittal USA was sold to Cleveland-Cliffs as described in note 2.3.1.
2019
In 2019, the Company recognized a total impairment charge related to property, plant and equipment amounting to 1,927, of which 1,300 relating to ArcelorMittal USA (NAFTA), 102 to ArcelorMittal South Africa (ACIS), and 525 in Europe, including 497 related to ArcelorMittal Italia remedies (see note 2.3.1).
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

258 Consolidated financial statements
remedies and 68 in relation to the sale of the Votorantim remedies (see note 2.3.1).

NOTE 6: FINANCING AND FINANCIAL INSTRUMENTS
6.1 Financial assets and liabilities
Financial assets and liabilities mainly comprise:
•fair values versus carrying amounts (see note 6.1.1)
•gross debt (see note 6.1.2)
•cash and cash equivalents, restricted cash, other restricted funds and reconciliations of cash flows (see note 6.1.3)
•net debt (see note 6.1.4)
•derivative financial instruments (see note 6.1.5)
•other non-derivative financial assets and liabilities (see note 6.1.6)
6.1.1 Fair values versus carrying amounts
The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at December 31, 2020:

Consolidated financial statements 259
(millions of U.S. dollars, except share and per share data)

	December 31, 2020
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Assets/Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	5,600	—	5,600	—	—	—
Restricted cash and other restricted funds	363	—	363	—	—	—
Trade accounts receivable and other	3,072	—	2,699	—	373	—
Inventories	12,328	12,328	—	—	—	—
Prepaid expenses and other current assets	2,281	910	1,018	—	—	353
Assets held for sale	4,329	3,384	945	—	—	—
Total current assets	27,973	16,622	10,625	—	373	353

Non-current assets:
Goodwill and intangible assets	4,312	4,312	—	—	—	—
Property, plant and equipment and biological assets	30,622	30,577	—	45	—	—
Investments in associates and joint ventures	6,817	6,817	—	—	—	—
Other investments	2,980	—	—	—	2,980	—
Deferred tax assets	7,866	7,866	—	—	—	—
Other assets	1,482	237	785	136	—	324
Total non-current assets	54,079	49,809	785	181	2,980	324
Total assets	82,052	66,431	11,410	181	3,353	677

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,507	—	2,507	—	—	—
Trade accounts payable and other	11,525	—	11,525	—	—	—
Short-term provisions	935	919	16	—	—	—
Accrued expenses and other liabilities	4,197	1,160	2,829	—	—	208
Income tax liabilities	464	464	—	—	—	—
Liabilities held for sale	3,039	709	2,330	—	—	—
Total current liabilities	22,667	3,252	19,207	—	—	208

Non-current liabilities:
Long-term debt, net of current portion	9,815	—	9,815	—	—	—
Deferred tax liabilities	1,832	1,832	—	—	—	—
Deferred employee benefits	4,656	4,656	—	—	—	—
Long-term provisions	1,697	1,691	6	—	—	—
Other long-term obligations	1,148	354	698	—	—	96
Total non-current liabilities	19,148	8,533	10,519	—	—	96

Equity:
Equity attributable to the equity holders of the parent	38,280	38,280	—	—	—	—
Non-controlling interests	1,957	1,957	—	—	—	—
Total equity	40,237	40,237	—	—	—	—
Total liabilities and equity	82,052	52,022	29,726	—	—	304

260 Consolidated financial statements

	December 31, 2019
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Assets/Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,867	—	4,867	—	—	—
Restricted cash	128	—	128	—	—	—
Trade accounts receivable and other	3,569	—	3,146	—	423	—
Inventories	17,296	17,296	—	—	—	—
Prepaid expenses and other current assets	2,756	1,305	1,047	136	—	268
Total current assets	28,616	18,601	9,188	136	423	268

Non-current assets:
Goodwill and intangible assets	5,432	5,432	—	—	—	—
Property, plant and equipment and biological assets	36,231	36,172	—	59	—	—
Investments in associates and joint ventures	6,529	6,529	—	—	—	—
Other investments	772	—	—	—	772	—
Deferred tax assets	8,680	8,680	—	—	—	—
Other assets	1,648	388	1,130	—	—	130
Total non-current assets	59,292	57,201	1,130	59	772	130
Total assets	87,908	75,802	10,318	195	1,195	398

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,869	—	2,869	—	—	—
Trade accounts payable and other	12,614	—	12,614	—	—	—
Short-term provisions	516	485	31	—	—	—
Accrued expenses and other liabilities	4,910	1,075	3,527	—	—	308
Income tax liabilities	378	378	—	—	—	—
Total current liabilities	21,287	1,938	19,041	—	—	308

Non-current liabilities:
Long-term debt, net of current portion	11,471	—	11,471	—	—	—
Deferred tax liabilities	2,331	2,331	—	—	—	—
Deferred employee benefits	7,343	7,343	—	—	—	—
Long-term provisions	2,475	2,465	10	—	—	—
Other long-term obligations	2,518	501	1,779	—	—	238
Total non-current liabilities	26,138	12,640	13,260	—	—	238

Equity:
Equity attributable to the equity holders of the parent	38,521	38,521	—	—	—	—
Non-controlling interests	1,962	1,962	—	—	—	—
Total equity	40,483	40,483	—	—	—	—
Total liabilities and equity	87,908	55,061	32,301	—	—	546

Consolidated financial statements 261
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
The following tables summarize the bases used to measure certain financial assets and financial liabilities at their fair value on recurring basis.

As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	2,934	—	46	2,980
Trade accounts receivable and other subject to TSR programs*	—	—	373	373
Derivative financial current assets	—	353	—	353
Derivative financial non-current assets	—	265	59	324
Total assets at fair value	2,934	618	478	4,030
Liabilities at fair value:
Derivative financial current liabilities	—	208	—	208
Derivative financial non-current liabilities	—	96	—	96
Total liabilities at fair value	—	304	—	304
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	699	—	73	772
Trade accounts receivable and other subject to TSR programs*	—	—	423	423
Derivative financial current assets	—	268	—	268
Derivative financial non-current assets	—	3	127	130
Total assets at fair value	699	271	623	1,593
Liabilities at fair value:
Derivative financial current liabilities	—	144	164	308
Derivative financial non-current liabilities	—	101	137	238
Total liabilities at fair value	—	245	301	546
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in investments in equity instruments at FVOCI in 2020 is mainly related to the Company's interest acquired in

262 Consolidated financial statements
Cleveland-Cliffs following the sale of ArcelorMittal USA (see note 2.3.1).
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

6.1.2.1 Short-term debt
Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2020	2019
Short-term bank loans and other credit facilities including commercial paper [1]	1,647	1,838
Current portion of long-term debt	677	770
Lease obligations[2]	183	261
Total	2,507	2,869
1.The weighted average interest rate on short-term borrowings outstanding was 1.3% and 1.1% as of December 31, 2020 and 2019, respectively.
2.See note 7.

On May 5, 2020, ArcelorMittal signed an agreement for a 0.7 billion and €2.1 billion term facility (the “Term Facility”). This Term Facility had a one year maturity (May 5, 2021) and could be used for general corporate purposes. The Term Facility included a mandatory prepayment and cancellation clause for proceeds received under debt and capital market transactions, less certain costs. On May 20, 2020, following the equity offering of 0.7 billion and MCNs issuance of 1.2 billion, the commitments were reduced to 0.2 billion and €0.7 billion. On July 17, 2020 ArcelorMittal sent a cancellation notice for all utilized amounts under the Term Facility. The cancellation notice was effective on July 22, 2020. As of such date, the Term Facility was terminated.
On April 8, 2020, ArcelorMittal amended a €300 million (341) term loan with a financial institution to extend the maturity to April 8, 2021.
In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. One of the facilities was not extended this year. As of December 31, 2020, facilities totaling approximately 0.7 billion, remain fully available and one facility is being extended.
Commercial paper
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of December 31, 2020 and 2019, the outstanding amount was 1,044 and 1,200, respectively.

Consolidated financial statements 263
(millions of U.S. dollars, except share and per share data)
6.1.2.2 Long-term debt
Long-term debt is comprised of the following:

				December 31,
	Year of maturity	Type of Interest	Interest rate[1]	2020	2019
Corporate
5.5 billion Revolving Credit Facility[3]	2023 - 2025	Floating		—	—
CHF 225 million Unsecured Notes	2020	Fixed	2.50%	—	233
€600 million Unsecured Notes	2020	Fixed	2.88%	—	316
€500 million Unsecured Notes	2021	Fixed	3.00%	350	320
€750 million Unsecured Notes	2022	Fixed	3.13%	596	841
1.1 billion Unsecured Notes	2022	Fixed	6.25%	—	657
€500 million Unsecured Notes	2023	Fixed	0.95%	448	558
€750 million Unsecured Notes	2023	Fixed	1.00%	917	838
€1.0 billion Unsecured Notes	2024	Fixed	2.25%	1,234	1,131
750 Unsecured Notes	2024	Fixed	3.60%	747	746
500 Unsecured Notes	2025	Fixed	6.13%	256	498
€750 million Unsecured Notes	2025	Fixed	1.75%	913	834
750 Unsecured Notes	2026	Fixed	4.55%	745	745
500 Unsecured Notes	2029	Fixed	4.25%	494	493
1.5 billion Unsecured Bonds	2039	Fixed	7.25%	671	671
1.0 billion Unsecured Notes	2041	Fixed	7.00%	428	428
Other loans	2021 - 2022	Fixed	3.1% - 3.5%	218	151
EIB loan	2025	Fixed	1.16%	304	344
Other loans	2021 - 2035	Floating	0.4% - 2.4%	1,204	1,218
Total Corporate				9,525	11,022
Americas
Other loans	2020 - 2030	Fixed/Floating	0.0% - 9.5%	83	81
Total Americas				83	81
Europe, Asia & Africa
EBRD Facility	2024	Floating	2.2% - 2.5%	129	175
Other loans	2021 - 2030	Fixed/Floating	0.0% - 6.2%	123	97
Total Europe, Asia & Africa				252	272
Total				9,860	11,375
Less current portion of long-term debt				(677)	(770)
Total long-term debt (excluding lease obligations)				9,183	10,605
Long-term lease obligations[2]				632	866
Total long-term debt, net of current portion				9,815	11,471
1.Rates applicable to balances outstanding at December 31, 2020. For debt that has been redeemed in its entirety during 2020, the interest rates refer to the rates at repayment date.
2.Net of current portion of 183 and 261 as of December 31, 2020 and 2019, respectively. Further information regarding leases is provided in note 7.
3. On November 26, 2020, the commitments were extended by one year to December 19, 2025. The commitments are 5.5 billion until December 19, 2023 and 5.4 billion until December 19, 2025.

264 Consolidated financial statements
Corporate
5.5 billion Revolving Credit Facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporated a single tranche of 5.5 billion maturing on December 19, 2023, with two one-year extension options (i.e. the options to extend are in the first and second years end of 2019 and end of 2020). During the fourth quarter of 2020, ArcelorMittal executed the second option to extend the facility to December 19, 2025 after having executed the first option in the fourth quarter 2019. The extension was completed for 5.4 billion of the available amount, with the 0.1 billion remaining with a maturity of December 19, 2023. The Facility may be used for general corporate purposes. As of December 31, 2020, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into 500 revolving multi-currency letter of credit facility (the "Letter of Credit Facility"). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, which matures on July 31, 2022. On August 5, 2020, the Letter of Credit Facility maturity was extended to July 31, 2023. On November 25, 2020, the Letter or Credit Facility increased its amount to 395.
Bonds
On March 9, 2020, ArcelorMittal redeemed all of the outstanding 659 of its 1.1 billion 6.250% Notes due February 25, 2022, for a total aggregate purchase price, including accrued interest and premiums on early repayment, of 725, which was financed with existing cash resources.
On July 3, 2020, at maturity, ArcelorMittal repaid its CHF225 million (237) Fixed Rate Notes due 2020.
On July 6, 2020, at maturity, ArcelorMittal repaid all of the outstanding €282 million (319) of its €600 million Fixed Rate Notes due 2020.
On October 15, 2020, pursuant to a cash tender offer, ArcelorMittal repurchased €264 million (311) of its EUR denominated 3.125% Notes due 2022 for a total aggregate purchase price including accrued interest of €279 million. Following this purchase, €486 million (596) principal amount remained outstanding.
On October 15, 2020, pursuant to a cash tender offer, ArcelorMittal repurchased €133 million (157) of its EUR denominated 0.95% Notes due 2023 for a total aggregate purchase price including accrued interest of €134 million. Following this purchase, €365 million (448) principal amount remained outstanding.
On October 15, 2020, pursuant to a cash tender offer, ArcelorMittal repurchased 242 of its U.S. dollar denominated 6.125% notes due 2025 for a total aggregate purchase price including accrued interest of 290. On October 16, 2020, at the final expiration of the offer, ArcelorMittal repurchased additional 1 aggregate principal amount of 2025 Notes, following which 256 principal amount remained outstanding.
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

Consolidated financial statements 265
(millions of U.S. dollars, except share and per share data)

Nominal value	Date of issuance	Repayment date	Interest rate[1]	Issued at
€500 million Unsecured Notes	Apr 9, 2015	Apr 9, 2021	3.00%	99.55%
€750 million Unsecured Notes	Jan 14, 2015	Jan 14, 2022	3.13%	99.73%
€500 million Unsecured Notes	Dec 4, 2017	Jan 17, 2023	0.95%	99.38%
€750 million Unsecured Notes	Nov 19, 2019	May 19, 2023	1.00%	99.89%
€250 million Unsecured Notes	Jul 4, 2019	Jan 17, 2024	2.25%	105.59%
€750 million Unsecured Notes	Jan 17, 2019	Jan 17, 2024	2.25%	99.72%
750 Unsecured Notes	Jul 16, 2019	Jul 16, 2024	3.60%	99.86%
500 Unsecured Notes	Jun 1, 2015	Jun 1, 2025	6.13%	100.00%
€750 million Unsecured Notes	Nov 19, 2019	Nov 19, 2025	1.75%	99.41%
750 Unsecured Notes	Mar 11, 2019	Mar 11, 2026	4.55%	99.72%
500 Unsecured Notes	Jul 16, 2019	Jul 16, 2029	4.25%	99.00%
1.0 billion Unsecured Bonds	Oct 8, 2009	Oct 15, 2039	7.25%	95.20%
500 Unsecured Bonds	Aug 5, 2010	Oct 15, 2039	7.25%	104.84%
1.0 billion Unsecured Notes	Mar 7, 2011	Mar 1, 2041	7.00%	99.18%
1.Rates applicable at December 31, 2020.

European Investment Bank (“EIB”) Loan
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank (EIB) in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly in France, Belgium and Spain, but also in Poland and Luxembourg. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of December 31, 2020,€248 million (304) was outstanding.
Other loans
On November 20, 2018, ArcelorMittal entered into a 7 billion term facility agreement with a group of lenders in connection with the acquisition of AMNS India. The agreement had an initial term of one year (until November 20, 2019), subject to ArcelorMittal’s option to extend the term by six months. The agreement includes the same leverage ratio financial covenant as that included in the Company’s 5.5 billion revolving credit facility. The facility may be used for certain payments by ArcelorMittal as well as by AMNS Luxembourg, the parent company of the AMNS India joint venture in partnership with NSC (see note 2.4.1). Any amounts borrowed by AMNS Luxembourg under the agreement are irrevocably and unconditionally guaranteed by ArcelorMittal. On November 29, 2018, 1 billion was drawn under this term facility agreement by ArcelorMittal and subsequently repaid in March 2019. On June 12, 2019, the contractual maturity date was extended to June 30, 2020 with one extension possible until December 31, 2020. AMNS Luxembourg has drawn under the facility to finance the portion of the initial funding requirement beyond the shareholders’ equity contributions and NSC’s share of the debt financing. On December 9, 2019, 2,571 was drawn under the facilities agreement by AMNS Luxembourg and was outstanding on December 31, 2019. On February 10, 2020, an additional 475 was drawn under the facility by AMNS Luxembourg, increasing the outstanding amount as of such date to 3,046. On March 27, 2020, the total amount outstanding of 3,046 was fully repaid and the facilities agreement canceled, using the proceeds of the 5.146 billion loan entered into by AMNS Luxembourg on March 16, 2020, which is guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8.5 years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the hot strip mill and (b) June 30, 2021). The outstanding amount in total as of December 31, 2020 was €163 million (201).
On May 21, 2019, ArcelorMittal entered into a bilateral term loan due May 20, 2022. On July 31, 2020, the bilateral term loan was extended for one year to May 19, 2023. The bilateral term loan was fully drawn on June 3, 2019 and was outstanding as of December 31, 2020 for an amount of €125 million (142).On March 4, 2021, the Company early repaid the bilateral term loan.
On December 20, 2019, the Company entered into a bilateral loan due June 20, 2023. The bilateral term loan was fully drawn on January 30, 2020, for an amount of €100 million (110). This term loan could have been extended twice, each time for one

266 Consolidated financial statements
additional year. On March 8, 2021, the Company early repaid the bilateral term loan.
On July 2, 2020, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD174 million (128) with repayment over several dates in 2021 and 2022.
Other loans relate to various debt with banks and public institutions.
Americas
Other loans
Other loans relate mainly to loans contracted by ArcelorMittal subsidiaries in Mexico with different counterparties.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development ("EBRD") in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of December 31, 2020, 175 was drawn under the agreement.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 26, 2019 and now matures on July 26, 2022. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2020, 2.5 billion South African rand (168) was drawn.
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
Hedge of net investments
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€5,156 million as of December 31, 2020) as a hedge of certain euro denominated investments (€7,445 million as of December 31, 2020) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess the hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
As of December 31, 2020, the Company recognized 597 foreign exchange loss arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve.
Maturity profile
As of December 31, 2020 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

Year of maturity	Amount
2021	2,507
2022	955
2023	2,454
2024	2,191
2025	1,339
Subsequent years	2,876
Total	12,322
Fair value
The following tables summarize the Company’s bases used to estimate its debt at fair value. Fair value measurement has been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

Consolidated financial statements 267
(millions of U.S. dollars, except share and per share data)

As of December 31, 2020	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	9,195	8,698	1,431	—	10,129
Instruments payable bearing interest at variable rates	1,480		1,488	—	1,488
Total long-term debt, including current portion	10,675	8,698	2,919	—	11,617
Short term bank loans and other credit facilities including commercial paper	1,647	—	1,649	—	1,649

As of December 31, 2019	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	10,999	9,963	1,747	—	11,710
Instruments payable bearing interest at variable rates	1,503		1,501	—	1,501
Total long-term debt, including current portion	12,502	9,963	3,248	—	13,211
Short term bank loans and other credit facilities including commercial paper	1,838		1,854	—	1,854
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
6.1.3 Cash and cash equivalents, restricted cash and other restricted funds and reconciliations of cash flows
Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.
Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
Cash and cash equivalents consisted of the following:

	December 31,
	2020	2019
Cash at bank	3,487	3,443
Term deposits	393	246
Money market funds[1]	1,720	1,178
Total	5,600	4,867
1Money market funds are highly liquid investments with a maturity of 3 months or less from the date of acquisition.
Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, cash accounts in connection with environmental obligations and true sale of receivables programs, as well as various other deposits or required balance obligations related to letters of credit and credit arrangements.
Restricted cash and other restricted funds of 363 as of December 31, 2020 included 56 relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 260 with respect to a cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after disposal (see note 4.1). Restricted cash of 128 as of December 31, 2019 included 80 relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa. It also included 20 and 20 in connection with the mandatory convertible bonds as of December 31, 2020 and December 31, 2019, respectively (see note 11.2).

268 Consolidated financial statements
Changes in restricted cash are included within investing activities in the consolidated statements of cash flows.
Reconciliation of liabilities arising from financing activities
The table below details changes in the Company's liabilities arising from financing activities, including both cash and non-
cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Company's consolidated statements of cash flows from financing activities.

	Long-term debt, net of current portion	Short-term debt and current portion of long term debt
Balance as of December 31, 2018	9,316	3,167
Adoption of IFRS 16 (notes 1 and 7)	893	243
Balance as of January 1, 2019	10,209	3,410
Proceeds from long-term debt	5,772	—
Payments of long-term debt	(3,299)	—
Amortized cost	7	13
Unrealized foreign exchange effects	(78)	(42)
Proceeds from short-term debt	—	600
Payments of short-term debt	—	(1,811)
Payments of principal portion of lease liabilities (note 7) [1]	(10)	(310)
Additions to lease liabilities (notes 5.2 and 7)	185	74
Current portion of long-term debt	(1,031)	1,031
Derecognition of lease liabilities following the divestment of Global Chartering (note 2.3.1)	(311)	(89)
Other movements	27	(7)
Balance as of December 31, 2019 (note 6.1.2)	11,471	2,869
Proceeds from long-term debt	323	—
Payments of long-term debt	(1,645)	—
Amortized cost	8	7
Unrealized foreign exchange effects	563	115
Proceeds from short-term debt	—	430
Payments of short-term debt	—	(1,503)
Current portion of long-term debt	(860)	860
Payments of principal portion of lease liabilities (note 7) [1]	(7)	(235)
Additions to lease liabilities (notes 5.2 and 7)	195	38
Derecognition of lease liabilities following the divestment of ArcelorMittal USA (note 2.3.1)	(208)	(70)
Debt classified as held for sale (note 2.3.2)	(21)	(3)
Other movements	(4)	(1)
Balance as of December 31, 2020 (note 6.1.2)	9,815	2,507
1.Cash payments decreasing the outstanding liability relating to leases are classified under payments of principal portion of lease liabilities and other financing activities in the Company's consolidated statements of cash flows.

Consolidated financial statements 269
(millions of U.S. dollars, except share and per share data)
6.1.4 Net debt
The Company monitors its net debt in order to manage its capital. The following tables present the structure of the Company’s net debt by original currency at December 31, 2020 and December 31, 2019:

As of December 31, 2020	Total USD	EUR	USD	CAD	PLN	UAH	Other (in USD)
Short-term debt and current portion of long-term debt	2,507	1,283	765	172	19	46	222
Long-term debt, net of current portion	9,815	5,775	3,567	91	239	17	126
Cash and cash equivalents, restricted cash and other restricted funds	(5,963)	(2,637)	(2,236)	(35)	(152)	(19)	(884)
Net debt	6,359	4,421	2,096	228	106	44	(536)

As of December 31, 2019	Total USD	EUR	USD	CHF	PLN	CAD	Other (in USD)
Short-term debt and current portion of long-term debt	2,869	1,966	248	233	20	174	228
Long-term debt, net of current portion	11,471	6,240	4,754	—	239	106	132
Cash and cash equivalents and restricted cash	(4,995)	(2,986)	(1,383)	(2)	(64)	(32)	(528)
Net debt	9,345	5,220	3,619	231	195	248	(168)

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

270 Consolidated financial statements
Derivative financial instruments classified as Level 2:
The following tables summarize this portfolio:

	December 31, 2020
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	22	—	10	—
Total interest rate instruments		—		—

Foreign exchange rate instruments
Forward purchase contracts	356	2	2,199	(113)
Forward sale contracts	847	24	371	(19)
Currency swaps purchase	260	36	—	—
Exchange option purchases	2,938	18	1,176	(15)
Exchange options sales	2,960	26	1,208	(23)
Total foreign exchange rate instruments		106		(170)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	567	38	370	(46)
Term contracts purchases	1,673	473	854	(87)
Options sales/purchases	47	1	48	(1)
Total raw materials (base metals), freight, energy, emission rights		512		(134)
Total		618		(304)

	December 31, 2019
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase contracts	1,187	29	2,633	(36)
Forward sale contracts	1,716	42	705	(4)
Currency swaps sales	—	—	500	(41)
Exchange option purchases	2,317	38	1,030	(4)
Exchange options sales	1,213	10	1,418	(5)
Total foreign exchange rate instruments		119		(90)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	250	29	182	(7)
Term contracts purchases	419	117	1,479	(142)
Option sales/purchases	12	6	10	(6)
Total raw materials (base metals), freight, energy, emission rights		152		(155)
Total		271		(245)

Consolidated financial statements 271
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
ArcelorMittal establishes the fair valuation of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models based on the estimated values of the underlying equity spot price of $141 and volatility of 16%. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.
Observable input data used in the valuations include zero coupon yield curves, stock market price of China Oriental (2019: China Oriental and Erdemir), European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computed unobservable volatility data during 2020 based mainly on the movement of China Oriental stock market prices observable in the active market over 90 working days, which is particularly sensitive for the valuation resulting from the model. Following the repayment of notes issued by subsidiaries to the Company which were linked to the value of Erdemir shares in 2019 as described in note 11.2, the unobservable volatility data from the movement of Erdemir shares does no longer impact the valuation. A 10% increase or decrease in Hera Ermac share prices would result in a 156% and 92% increase and decrease of the fair value of the call option at December 31, 2020, respectively.
Derivative financial liabilities classified as Level 3 as of December 31, 2019 included the put option granted to ISP in the context of the acquisition of ArcelorMittal Italia. The put option was exercised in December 2020 simultaneously to the signing of an investment agreement (see note 2.2.4). The option exercise price was determined as the higher of a reference operating income projection and the net present value of ISP's initial €100 million equity contribution bearing interest at a contractually agreed rate at the put option exercise date. The fair value of the put option liability over the year was sensitive to unobservable inputs such as ArcelorMittal Italia's future cash flow projections and observable inputs such as ISP's credit rating.
As of December 31, 2019, derivative financial liabilities classified as Level 3 also included a pellet purchase agreement containing a special payment that varied according to the price of steel in the United States domestic market (“domestic steel price”). The instrument was derecognized on December 9, 2020 following the sale of ArcelorMittal USA (note 2.3.1). Until the divestment date the fair valuation of the special payment had been established by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. Observable input data included third-party forecasted domestic steel prices. Unobservable inputs were used to measure fair value to the extent that relevant observable inputs were not available or not consistent with the Company's views on future prices and referred specifically to domestic steel prices beyond the timeframe of available third-party forecasts. As of the date of sale the fair value of the pellet purchase was based on the future average US domestic steel price of $554 per net ton.

272 Consolidated financial statements
The following table summarizes the reconciliation of the fair value of the financial instruments classified as Level 3:

	Put option with ISP	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase agreement	Total
Balance as of December 31, 2018	(124)	483	(568)	(209)
Change in fair value	(1)	(356)	392	35
Balance as of December 31, 2019	(125)	127	(176)	(174)
Change in fair value/foreign exchange differences	(10)	(68)	6	(72)
Value of option at exercise date/divested balance	135	—	170	305
Balance as of December 31, 2020	—	59	—	59
The fair value movement on Level 3 derivative instruments is recorded in the consolidated statements of operations and other comprehensive income. The decrease in fair value of the call option on 1,000 mandatory convertible bonds is due to a decrease in the share price of China Oriental, which impacts the value of the notes in which Hera Ermac, a wholly-owned subsidiary, invested the bonds proceeds (see note 11.2), partly offset with the increase in the option's time value following the extension of maturity from January 29, 2021 to January 31, 2024.
6.1.6 Other non-derivative financial assets and liabilities
Other non-derivative financial assets and liabilities include cash and cash equivalents, restricted cash and other restricted funds (see note 6.1.3), certain trade and certain other receivables (see note 4.3, 4.5 and 4.6), investments in equity instruments at FVOCI (see note 2.5), trade payables and certain other liabilities (see notes 4.7 and 4.8). These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments. Non-derivative financial liabilities are derecognized when they are extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expired).
Impairment of financial assets
In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss ("ECL") model. The ECL model requires the Group to account for expected credit losses and changes in those ECL at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. In particular, IFRS 9 requires the Company to measure the loss allowance for a financial instrument at an amount equal to the lifetime ECL if the credit risk on that financial instrument has increased significantly since initial recognition. ArcelorMittal considered the continued impact of the COVID-19 pandemic on the economic environment in its risk of default assessment for receivables outstanding less than 180 days. Receivables aged 31 days or older and uninsured trade receivables remain consistent with historical levels and the Company did not identify any expected increased risk of default (note 4.3).
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

Consolidated financial statements 273
(millions of U.S. dollars, except share and per share data)
6.2 Financing costs - net
Financing costs - net recognized in the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year ended December 31,
	2020	2019	2018
Interest expense	(477)	(695)	(687)
Interest income	56	88	72
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement (note 6.1.5)	(143)	(320)	(572)
Accretion of defined benefit obligations and other long term liabilities	(325)	(405)	(349)
Net foreign exchange result	107	4	(235)
Other[1]	(474)	(324)	(439)
Total	(1,256)	(1,652)	(2,210)
1.Other mainly includes expenses related to true sale of receivables (“TSR”) programs and bank fees. It also includes premiums and fees of 120 relating to the bonds early redeemed in 2020 (71 and 104 of premiums and fees relating to bonds early redeemed in 2019 and 2018, respectively). In 2020, other also includes 178 relating to renewal of mandatorily convertible bonds (see note 11.2).
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
The Company monitors capital using a gearing ratio, being the ratio of net debt as a percentage of total equity.

	December 31,
	2020	2019
Total equity	40,237	40,483
Net debt (including 21 and nil cash and debt classified as held for sale as of December 31, 2020 and 2019 respectively)	6,380	9,345
Gearing	15.9%	23.1%
Interest rate risk
The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on refinancing of fixed rate debt. The Company's policy is to maintain a balance of fixed and floating interest rate borrowings, which is adjusted depending on the prevailing market interest rates and outlook. As at December 31, 2020, the long-term debt was comprised of 86% fixed rate debt and 14% variable rate debt (note 6.1.2). The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the borrowing. The Company and its counterparties exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.
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
ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials; thereby having a negative impact on the Company’s operating margins, unless the Company is able to pass along the higher cost in the form of higher selling prices.

274 Consolidated financial statements
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
Foreign currency sensitivity analysis
As of December 31, 2020, the Company is mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Kazakhstani tenge, South African rand, Mexican peso, Polish zloty, Argentine peso and Ukranian hryvnia against the U.S. dollar resulting from its trade payables and receivables.

	December 31, 2020
	Trade receivables	Trade payables
USD	830	4,168
EUR	805	4,507
BRL	705	934
CAD	42	284
KZT	42	206
ZAR	82	249
MXN	55	54
UAH	62	161
PLN	165	615
ARS	51	61
Other	233	286
Total	3,072	11,525
The sensitivity analysis carried out by the Company considers the effects on its trade receivables and trade payables of a 10% increase or decrease between the relevant foreign currencies and the U.S. dollar.

	10% increase		10% decrease
	Trade receivables	Trade payables	Trade receivables	Trade payables
EUR	81	451	(81)	(451)
BRL	71	93	(71)	(93)
CAD	4	28	(4)	(28)
KZT	4	21	(4)	(21)
ZAR	8	25	(8)	(25)
MXN	6	5	(6)	(5)
UAH	6	16	(6)	(16)
PLN	17	62	(17)	(62)
ARS	5	6	(5)	(6)
The use of a 10% sensitivity rate is used when reporting foreign currency exposure internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes trade receivables and trade payables denominated in a currency other than the U.S. dollar and adjusts their translation at the period end for a 10% change in foreign currency rates. For trade receivables, a positive number indicates an income and a negative number an expense. For trade payables, a positive number indicates an expense and a negative number an income.
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

Consolidated financial statements 275
(millions of U.S. dollars, except share and per share data)
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
The contractual maturities of the below financial liabilities include estimated loan repayments, interest payments and settlement of derivatives, excluding any impact of netting agreements. The cash flows are calculated based on market data as of December 31, 2020, and as such are sensitive to movements in mainly foreign exchange rates and interest rates. The cash flows are non-discounted, except for derivative financial liabilities where the cash flows equal their fair values.

	December 31, 2020
	Carrying amount	Contractual Cash Flow	2021	2022	from 2023 to 2025	After 2025
Non-derivative financial liabilities
Bonds	(7,888)	(10,307)	(616)	(851)	(5,135)	(3,705)
Loans over 100	(1,998)	(2,345)	(769)	(190)	(998)	(388)
Trade and other payables	(11,525)	(11,530)	(11,530)	—	—	—
Other loans and lease	(2,436)	(2,692)	(1,448)	(211)	(546)	(487)
Total	(23,847)	(26,874)	(14,363)	(1,252)	(6,679)	(4,580)
Derivative financial liabilities
Foreign exchange contracts	(170)	(170)	(149)	(13)	(8)	—
Other commodities contracts[1]	(134)	(134)	(59)	(28)	(47)	—
Total	(304)	(304)	(208)	(41)	(55)	—
1.Commodity contracts include base metals, freight, energy and emission rights.

	December 31, 2019
	Carrying amount	Contractual Cash Flow	2020	2021	from 2022 to 2024	After 2024
Non-derivative financial liabilities
Bonds	(9,398)	(12,227)	(880)	(643)	(5,542)	(5,162)
Loans over 100	(1,968)	(2,405)	(534)	(453)	(1,014)	(404)
Trade and other payables	(12,614)	(12,619)	(12,619)	—	—	—
Other loans	(2,974)	(3,257)	(1,886)	(297)	(528)	(546)
Total	(26,954)	(30,508)	(15,919)	(1,393)	(7,084)	(6,112)
Derivative financial liabilities
Equity contracts (Put options)[1]	(125)	(125)	(125)	—	—	—
Foreign exchange contracts	(90)	(90)	(49)	—	—	(41)
Other commodities contracts[2]	(331)	(331)	(134)	(76)	(103)	(18)
Total	(546)	(546)	(308)	(76)	(103)	(59)
1.Equity contracts balance as of December 31, 2019 shown above included the the put option granted to ISP in the context of the acquisition of ArcelorMittal Italia, which was exercised in December 2020, see note 2.2.4 and 2.3.2.
2.Commodity contracts include base metals, freight, energy and emission rights.

276 Consolidated financial statements
Cash flow hedges
The following tables present the periods in which the derivatives designated as cash flows hedges are expected to mature:

	December 31, 2020
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2022	After 2022
Foreign exchange contracts	(37)	(29)	(31)	(21)	2	42
Commodities	(35)	—	1	6	(9)	(33)
Emission rights	405	89	—	129	187	—
Total	333	60	(30)	114	180	9

	December 31, 2019
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2021	After 2021
Foreign exchange contracts	46	67	(17)	(4)	—	—
Commodities[1]	(275)	(12)	(27)	(40)	(47)	(149)
Emission rights	88	(4)	—	92	—	—
Total	(141)	51	(44)	48	(47)	(149)
1.The commodities balance as of December 31, 2019 shown above included the commodities liability balance of 176 for the special payment in the pellet purchase agreement, which was disposed in 2020 with the sale of ArcelorMittal USA (note 6.1.5).
Associated gains or losses that were recognized in other comprehensive income are reclassified to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which the realized and unrealized gains or losses on derivatives designated as cash flows hedges recognized in other comprehensive income, net of tax, are expected to impact the consolidated statements of operations:

	December 31, 2020
	Cash flow hedge reserve[1]	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2022	After 2022
Foreign exchange contracts	(13)	3	1	(23)	2	4
Commodity contracts	(2)	2	2	8	4	(18)
Emission rights	214	15	15	33	81	70
Total	199	20	18	18	87	56
1.The cash flow hedge reserve balance as of December 31, 2020 also includes 30 deferred gains for the Company's share of such reserves at its equity method investments, which are not disclosed above (nil as of December 31, 2019).

	December 31, 2019
	Cash flow hedge reserve	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2021	After 2021
Foreign exchange contracts	13	9	1	3	—	—
Commodity contracts[1]	(106)	(16)	(19)	(27)	(44)	—
Emission rights	310	72	73	145	16	4
Total	217	65	55	121	(28)	4
1.The commodity contracts balance as of December 31, 2019 shown above included 29 deferred losses related to the special payment in the pellet purchase agreement and other commodity hedges, which were disposed in 2020 with the sale of ArcelorMittal USA (note 6.1.5).

Consolidated financial statements 277
(millions of U.S. dollars, except share and per share data)
The following tables summarize the effect of hedge accounting on ArcelorMittal’s consolidated statement of financial position, statement of comprehensive income and statement of changes in equity.

	December 31, 2020
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/forward contracts	2,379	3	(84)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Foreign exchange risk - Option/forward/swap contracts	440	44	—	Other assets/Other long-term obligations
Price risk - Commodities forwards	459	22	(14)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards	971	32	(75)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	686	218	—	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Emission rights forwards	348	187	—	Other assets/Other long-term obligations
Total		506	(173)

	December 31, 2020
Hedging Instruments	Cash flow hedge reserve at December 31, 2019	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve at December 31, 2020[1]
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	31	(96)	35	17	Sales	(13)
Price risk - Commodities forwards	(106)	(140)	241	3	Sales, Cost of sales	(2)
Price risk - Emission rights forwards	310	271	(367)	—	Cost of sales	214
Total	235	35	(91)	20		199
1.The cash flow hedge reserve balance as of December 31, 2020 also includes 30 deferred gains for the Company's share of such reserves at its equity method investments, which are not disclosed above.

	December 31, 2019
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	5,207	80	(34)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards[1]	531	14	(93)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards[1]	721	—	(196)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	559	104	(16)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Total		198	(339)
1.The commodities balance as of December 31, 2019 shown above included 38 short-term and 138 long-term amounts for the special payment in the pellet purchase agreement, which was derecognized in 2020 with the sale of ArcelorMittal USA (note 6.1.5).

278 Consolidated financial statements

	December 31, 2019
Hedging Instruments	Cash flow hedge reserve at December 31, 2018	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve at December 31, 2019
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	282	76	(4)	(323)	Sales	31
Price risk - Commodities forwards[1]	(399)	272	21	—	Sales, Cost of sales	(106)
Price risk - Emission rights forwards	778	(32)	(436)	—	Cost of sales	310
Total	661	316	(419)	(323)		235
1.The commodity contracts balance as of December 31, 2019 shown above included 29 deferred losses related to the special payment in the pellet purchase agreement, which was derecognized in 2020 with the sale of ArcelorMittal USA (note 6.1.5).
Net investment hedge
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€5,156 million as of December 31, 2020) as a hedge of certain euro denominated investments (€7,445 million as of December 31, 2020) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation of the euro/U.S dollar spot rate, which causes the amount of the net investments to vary. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S dollar spot rate. As of December 31, 2020, the Company recognized 597 foreign exchange loss arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve. The hedging instrument is categorized as Level 2.
Since 2014, the Company has periodically hedged a part of its euro denominated net investments via euro/U.S. dollar cross currency swaps ("CCS"). These CCS, all of which have been unwound, were designated as net investment hedges.
The following tables summarizes the historical gain/loss that will be recycled to the consolidation statements of operations when the hedged assets are disposed of.

	December 31, 2020
Date traded	Date maturity /unwound	Notional	OCI gross	Deferred tax	OCI net of deferred tax
December, 2014	January, 2016	375	83	(24)	59
May, 2015	March, 2020[1]	500	11	(3)	8
May, 2015	July, 2019	500	(16)	5	(11)
March, 2018	June, 2018	100	8	(2)	6
April, 2019	November, 2019	200	11	(3)	8
Total			97	(27)	70
1.On March 25, 2020 and March 26, 2020, the Company unwound euro/U.S. dollar CCS with a notional of 300 and 200, respectively, which were entered into on May 27, 2015 and designated as a net investment hedge of a euro denominated net investment in foreign operations amounting to €459. A deferred gain of 8, net of tax, was recorded in other comprehensive income and it will be recycled to the consolidation statements of operations when the hedged assets are disposed of.

Consolidated financial statements 279
(millions of U.S. dollars, except share and per share data)

	December 31, 2019
Date traded	Date maturity /unwound	Notional	OCI gross	Deferred tax	OCI net of deferred tax
December, 2014	January, 2016	375	83	(24)	59
May, 2015	June, 2025	500	(41)	12	(29)
May, 2015	July, 2019	500	(16)	5	(11)
March, 2018	June, 2018	100	8	(2)	6
April, 2019	November, 2019	200	11	(3)	8
Total			45	(12)	33

	December 31, 2020
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2020	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	—	—	—	N/a	—	N/a	70
Foreign exchange risk - EUR debt	6,335	—	(6,327)	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	N/a	(10)
Total	6,335	—	(6,327)		—		60

Derivatives	Notional amount	Date traded	Fair value atFair value at December 31, 2018	Change in fair value	Fair value as of December 31, 2019[1]
CCS 10Y	300	May 27, 2015	(39)	14	(25)
CCS 10Y	160	May 27, 2015	(21)	8	(13)
CCS 10Y	40	May 27, 2015	(6)	3	(3)
Total	500		(66)	25	(41)
1.The net investment hedges were fully effective. As such, the change in fair value is entirely recorded in other comprehensive income.

	December 31, 2019
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2019	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	500	—	(41)	Other long-term obligations	—	N/a	33
Foreign exchange risk - EUR debt	7,788	—	(7,777)	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	N/a	567
Total	8,288	—	(7,818)		—		600

280 Consolidated financial statements
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
Fair values of raw material, freight, energy and emission rights instruments categorized as Level 2 are as follows:

	December 31,
	2020	2019
Base metals	7	(6)
Freight	—	7
Energy (oil, gas, electricity)	(36)	(92)
Emission rights	407	88
Total	378	(3)

Derivative assets associated with raw materials, energy, freight and emission rights	512	152
Derivative liabilities associated with raw materials, energy, freight and emission rights	(134)	(155)
Total	378	(3)

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
Emission rights
Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, as amended by the European Directive 2009/29/EC of April 23, 2009, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (mainly forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2020 and 2019, the Company had a net notional position of 1,035 with a net positive fair value of 407 and a net notional position of 557 with a net positive fair value of 88, respectively.
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
The sensitivity analysis includes the Company’s complete portfolio of foreign currency derivatives outstanding. The impact on the non €/$ derivatives reflects the estimated move of such currency pairs, when the U.S. dollar appreciates or depreciates 10% against the euro, based on computations of correlations in the foreign exchange markets in 2020 and 2019.

	December 31, 2020
	Income	Other Equity
10% strengthening in U.S. dollar	(60)	196
10% weakening in U.S. dollar	64	(202)

	December 31, 2019
	Income	Other Equity
10% strengthening in U.S. dollar	(104)	325
10% weakening in U.S. dollar	113	(252)

Consolidated financial statements 281
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

	December 31, 2020
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	40	—
100 bp decrease	(40)	—

	December 31, 2019
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	30	—
100 bp decrease	(30)	—
1.Please refer to note 6.1.4 for a description of net debt (including fixed and floating portion).
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

	December 31, 2020
	Income	Other Equity Cash Flow Hedging Reserves
'+10% in prices
Base Metals	2	10
Iron Ore	—	(1)
Freight	—	3
Emission rights	—	145
Energy	—	82
'-10% in prices
Base Metals	(2)	(10)
Iron Ore	—	1
Freight	—	(3)
Emission rights	—	(145)
Energy	—	(82)

	December 31, 2019
	Income	Other Equity Cash Flow Hedging Reserves
'+10% in prices
Base Metals	2	15
Iron Ore	—	—
Freight	—	—
Emission rights	—	65
Energy	—	71
'-10% in prices
Base Metals	(2)	(15)
Iron Ore	—	—
Freight	—	—
Emission rights	—	(65)
Energy	—	(71)

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
The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company

282 Consolidated financial statements
at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are also subject to testing for impairment if there is an indicator that they may be impaired.
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
Following the adoption of IFRS 16 "Leases" on January 1, 2019, the Company recognized lease liabilities and right-of-use assets for operating lease contracts with fixed terms and future minimum lease payments as summarized in the following table:

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

Consolidated financial statements 283
(millions of U.S. dollars, except share and per share data)
Balances for the Company’s lease activities are summarized as follows:

	As at December 31, 2020	As at December 31, 2019
Lease liabilities	815	1,127
Right of-use assets:
Land, buildings and improvements	761	854
Machinery, equipment and others	278	381
Total right-of-use assets	1,039	1,235

	Year ended December 31, 2020	Year ended December 31, 2019
Depreciation and impairment charges:
Land, buildings and improvements	114	118
Machinery, equipment and others	101	288
Total depreciation and impairment charges	215	406

Other lease related expenses:
Interest expense on lease liabilities	66	98
Expenses of short-term leases	134	165
Expenses of leases of low-value assets	61	68
Expenses related to variable lease payments not included in the measurement of lease liabilities	73	65

Additions to right-of-use assets	233	259
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	242	320
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
The decrease in right-of-use assets and lease liabilities in 2020 resulted mainly from the sale of ArcelorMittal USA (see note 2.3.1) for 149 and 278, respectively.
The maturity analysis of the lease liabilities as of December 31, 2020 and December 31, 2019, is as follows:

				December 31, 2020
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	217	265	156	778	1,416

				December 31, 2019
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	279	369	209	513	1,370
Expenses for variable lease payments relate to rental fees that vary based on the actual level of activities or performance of the underlying leased assets such as a percentage of sales of the Company's goods through certain leased commercial warehouses and fixed rental fees per actual unit of output produced or transported by the leased assets.
An estimation of the future cash outflows to which the Company is potentially exposed in relation to those contracts involving variable lease payments, which are not reflected in the measurement of lease liabilities as of December 31, 2020 and December 31, 2019, is as follows:

284 Consolidated financial statements

					December 31, 2020
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	58	99	68	123	348

					December 31, 2019
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	61	91	69	73	294
Also, some of the Company's lease contracts have extension and/or termination options as well as residual value guarantees whose amounts are not reflected in the measurement of the lease liabilities as of December 31, 2020 and December 31, 2019. The potential addition/(reduction) in future cash outflows to which the Company is exposed in case such options are exercised or the guarantees required are as shown in the table below:

				December 31, 2020
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	1	1	—	1	3
Potential termination options	(1)	—	—	—	(1)
Potential residual value guarantees	1	1	2	3	7

				December 31, 2019
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	1	8	13	16	38
Potential termination options	(2)	(2)	(1)	(1)	(6)
Potential residual value guarantees	1	1	1	—	3
Undiscounted amounts related to lease contracts not yet commenced and therefore not included in the recognized lease liabilities as of December 31, 2020 and December 31, 2019, to which the Company is committed are described below:

				December 31, 2020
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	2	6	9	51	68

				December 31, 2019
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	2	8	8	13	31
There were neither income from subleasing right-of-use assets nor gains or losses from sales and leaseback for the years ended December 31, 2020 and December 31, 2019.
NOTE 8: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS
8.1 Employees and key management personnel
As of December 31, 2020, 2019 and 2018, ArcelorMittal had approximately 168,000, 191,000 and 209,000 employees, respectively, and the total annual compensation of
ArcelorMittal’s employees in 2020, 2019 and 2018 was as follows:

	Year ended December 31,
Employee Information	2020	2019	2018
Wages and salaries	7,681	8,380	8,176
Defined benefits cost (see note 8.2)	260	201	264
Loss following new labor agreement in the U.S. (see note 8.2)	—	—	15
Other staff expenses	1,405	1,668	2,004
Total	9,346	10,249	10,459

Consolidated financial statements 285
(millions of U.S. dollars, except share and per share data)
The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, expensed in 2020, 2019 and 2018 was as follows:

	Year ended December 31,
	2020	2019	2018
Base salary and directors fees	7	8	8
Short-term performance-related bonus	3	9	8
Post-employment benefits	1	1	1
Share-based payments	4	—	4
The fair value of the shares allocated based on Restricted Share Unit (“RSU”) and Preference Share Unit (“PSU”) plans to ArcelorMittal’s key management personnel was recorded as an expense in the consolidated statements of operations over the relevant vesting periods.
As of December 31, 2020, 2019 and 2018, ArcelorMittal did not have any outstanding loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2020, 2019 and 2018, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.
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
Termination plans are those plans that primarily correspond to terminating an employee’s contract following the decision of the employee before the normal retirement date. Liabilities for termination plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to long-term termination plans (like early retirement plans) are calculated annually on the basis of the number of employees that have taken or contractually agreed to take early retirement and are discounted using an interest rate that corresponds to that of high quality bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Provisions for social plans are recorded in connection with voluntary separation plans. Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. The Company recognizes a liability and expense when it can no longer withdraw the offer or, if earlier, when it has a detailed formal plan which has been communicated to employees or their representatives.
Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long-term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit

286 Consolidated financial statements
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
•Discount rates – The discount rate is based on several high quality corporate bond indexes and yield curves in the appropriate jurisdictions. In countries where there is no deep market in such bonds, the market rates on government bonds are used. Nominal interest rates vary worldwide due to exchange rates and local inflation rates.
•Rate of compensation increase – The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed wage rate increases for represented hourly employees.
•Healthcare cost trend rate – The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.
•Mortality and retirement rates – Mortality and retirement rates are based on actual and projected plan experience.
Statements of Financial Position
Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2020	2019
Pension plan benefits	3,000	3,289
Other post-employment benefits and other long-term employee benefits ("OPEB")	1,432	3,792
Termination benefits	173	198
Defined benefit liabilities	4,605	7,279
Provisions for social plans (non-current)	51	64
Total	4,656	7,343
This note, including the table above, discloses the following benefit categories:
•pension plan benefits are pension plans and lump sum benefits that are classified under post employment benefits as required by IAS 19 which are not mandatory by law;
•other post employment and other long-term employee benefits, also referred to as, OPEB which includes all other post employment benefits as defined in IAS 19 (e.g. lump sum benefits which are mandatory by law, medical insurance and life insurance) together with all other long-term employee benefits as defined in IAS 19;
•termination benefits, which relate to provisions for long term termination benefits as defined in IAS 19 (e.g. early retirement benefits); and
•provisions for social plans (non-current) which relate to provisions for social plans in restructuring provisions as required by IAS 37.
The provisions for termination benefits mainly relate to European countries (Belgium, Spain, Germany and Luxembourg).
On December 9, 2020, following the sale of ArcelorMittal USA (see note 2.3.1), the Company derecognized all of ArcelorMittal's USA pension and OPEB liabilities net of plan assets in the amount of 3,243. The Company continues to present below the corresponding changes in pension and OPEB defined benefit obligation, plan assets and the components of net periodic pension and OPEB cost in 2020 for the United States.
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

Consolidated financial statements 287
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
ArcelorMittal Long Products Canada entered into a 6 years collective labor agreement during the third quarter of 2014 with its Contrecoeur-West union group. The defined benefit plan was closed to new hires. A new defined contribution type arrangement was established for new hires. This collective labor agreement was renewed during the third quarter of 2020 for 6 years under similar conditions.
In 2020, ArcelorMittal Long Products Canada entered into a buy-in transaction for some of its fully funded pension plans representing 112 in liabilities.
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
As from December 2015 new Belgian legislation modifies the minimum guaranteed rates of return applicable to Belgian defined contribution plans. For insured plans, the rates of 3.25% on employer contributions and 3.75% on employee contributions will continue to apply to the accumulated pre-2016 contributions. For contributions paid as from January 1, 2016, a new variable minimum guaranteed rate of return applies. From 2016 through 2020, the minimum guaranteed rate of return was 1.75% and this is also the best estimate for 2021. Due to the statutory minimum guaranteed return, Belgian defined contribution plans do not meet the definition of defined contribution plans under IFRS. Therefore, the Belgian defined contribution plans are classified as defined benefit plans.
Others
A very limited number of defined benefit plans are in place in other countries (such as Mexico, Kazakhstan, Ukraine and Morocco).
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
In case of the funded pension plans, the investment positions are generally managed within an asset-liability matching ("ALM") framework that has been developed to achieve long-term investments that are in line with the obligations of the pension plans.
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

288 Consolidated financial statements
The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets, irrecoverable surplus and statements of financial position.

	Year ended December 31, 2020
	Total	United States	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	10,629	3,505	3,360	664	2,830	270
Current service cost	129	28	25	—	64	12
Interest cost on DBO	279	95	96	36	29	23
Past service cost - Plan amendments	8	1	3	—	4	—
Past service cost - Curtailments	2	2	—	—	—	—
Plan participants’ contribution	1	—	—	—	1	—
Actuarial (gain) loss	705	237	250	(3)	185	36
Demographic assumptions	(32)	(32)	—	—	—	—
Financial assumptions	795	286	276	5	214	14
Experience adjustment	(58)	(17)	(26)	(8)	(29)	22
Benefits paid	(693)	(279)	(206)	(32)	(149)	(27)
Divestments (note 2.3.1)	(3,550)	(3,550)	—	—	—	—
Foreign currency exchange rate differences and other movements	94	—	62	(148)	209	(29)
Benefit obligation at end of the period	7,604	39	3,590	517	3,173	285

Change in plan assets
Fair value of plan assets at beginning of the period	7,395	2,881	3,021	576	917	—
Interest income on plan assets	192	69	84	31	8	—
Return on plan assets greater/(less) than discount rate	444	209	188	(12)	59	—
Employer contribution	64	2	21	1	40	—
Plan participants’ contribution	1	—	—	—	1	—
Plan amendments	2	2	—	—	—	—
Benefits paid	(579)	(276)	(205)	(32)	(66)	—
Divestments (note 2.3.1)	(2,842)	(2,842)	—	—	—	—
Foreign currency exchange rate differences and other movements	(23)	—	58	(129)	48	—
Fair value of plan assets at end of the period	4,654	45	3,167	435	1,007	—

Present value of the wholly or partly funded obligation	(5,831)	(37)	(3,575)	(517)	(1,702)	—
Fair value of plan assets	4,654	45	3,167	435	1,007	—
Net present value of the wholly or partly funded obligation	(1,177)	8	(408)	(82)	(695)	—
Present value of the unfunded obligation	(1,773)	(2)	(15)	—	(1,471)	(285)
Prepaid due to unrecoverable surpluses	(27)	—	(23)	(1)	(3)	—
Net amount recognized	(2,977)	6	(446)	(83)	(2,169)	(285)

Net assets related to funded obligations	23	8	11	—	4	—
Recognized liabilities	(3,000)	(2)	(457)	(83)	(2,173)	(285)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(30)	—	(25)	(2)	(3)	—
Interest cost on unrecoverable surplus	(1)	—	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	4	—	3	1	—	—
Unrecoverable surplus at end of the period	(27)	—	(23)	(1)	(3)	—

Consolidated financial statements 289
(millions of U.S. dollars, except share and per share data)

	Year ended December 31, 2019
	Total	United States	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	9,872	3,266	3,001	724	2,716	165
Current service cost	114	26	21	—	58	9
Interest cost on DBO	367	130	110	58	47	22
Past service cost - Plan amendments	4	—	—	2	2	—
Plan participants’ contribution	2	—	—	—	2	—
Settlements	(172)	—	—	(169)	(3)	—
Actuarial (gain) loss	1,001	342	277	121	176	85
Demographic assumptions	16	2	43	—	(29)	—
Financial assumptions	949	334	213	138	209	55
Experience adjustment	36	6	21	(17)	(4)	30
Benefits paid	(652)	(261)	(201)	(42)	(127)	(21)
Foreign currency exchange rate differences and other movements	93	2	152	(30)	(41)	10
Benefit obligation at end of the period	10,629	3,505	3,360	664	2,830	270

Change in plan assets
Fair value of plan assets at beginning of the period	6,877	2,676	2,664	655	882	—
Interest income on plan assets	256	95	92	54	15	—
Return on plan assets greater than discount rate	808	360	305	79	64	—
Employer contribution	77	7	27	2	41	—
Plan participants’ contribution	2	—	—	—	2	—
Settlements	(146)	—	—	(143)	(3)	—
Benefits paid	(541)	(257)	(200)	(42)	(42)	—
Foreign currency exchange rate differences and other movements	62	—	133	(29)	(42)	—
Fair value of plan assets at end of the period	7,395	2,881	3,021	576	917	—

Present value of the wholly or partly funded obligation	(9,012)	(3,476)	(3,345)	(663)	(1,528)	—
Fair value of plan assets	7,395	2,881	3,021	576	917	—
Net present value of the wholly or partly funded obligation	(1,617)	(595)	(324)	(87)	(611)	—
Present value of the unfunded obligation	(1,617)	(29)	(15)	(1)	(1,302)	(270)
Prepaid due to unrecoverable surpluses	(30)	—	(25)	(2)	(3)	—
Net amount recognized	(3,264)	(624)	(364)	(90)	(1,916)	(270)

Net assets related to funded obligations	25	8	13	—	4	—
Recognized liabilities	(3,289)	(632)	(377)	(90)	(1,920)	(270)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(27)	—	(21)	(3)	(3)	—
Interest cost on unrecoverable surplus	(1)	—	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	(1)	—	(2)	1	—	—
Exchange rates changes	(1)	—	(1)	—	—	—
Unrecoverable surplus at end of the period	(30)	—	(25)	(2)	(3)	—

290 Consolidated financial statements
The following tables detail the components of net periodic pension cost:

	Year ended December 31, 2020
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	129	28	25	—	64	12
Past service cost - Plan amendments	6	(1)	3	—	4	—
Past service cost - Curtailments	2	2	—	—	—	—
Net interest cost/(income) on net DB liability/(asset)	88	26	13	5	21	23
Total	225	55	41	5	89	35

	Year ended December 31, 2019
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	114	26	21	—	58	9
Past service cost - Plan amendments	4	—	—	2	2	—
Past service cost - Settlements	(26)	—	—	(26)	—	—
Net interest cost/(income) on net DB liability/(asset)	112	35	19	4	32	22
Total	204	61	40	(20)	92	31

	Year ended December 31, 2018
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	136	31	25	3	68	9
Past service cost - Plan amendments	25	25	—	—	—	—
Past service cost - Settlements	2	—	2	—	—	—
Cost of termination benefits	6	—	—	—	6	—
Net interest cost/(income) on net DB liability/(asset)	94	28	14	5	27	20
Total	263	84	41	8	101	29
Other post-employment benefits and other long-term employee benefits ("OPEB")
This section includes post employment employees benefits that are not disclosed above (i.e. includes lump sum benefits which are mandatory by law, medical insurance and life insurance). In addition, this section includes all other long-term employee benefits.
ArcelorMittal’s principal operating subsidiaries in Canada, Europe and certain other countries, provide other post employment benefits and other long-term employee benefits, including medical benefits and life insurance benefits, work medals and retirement indemnity plans, to employees and retirees.

Consolidated financial statements 291
(millions of U.S. dollars, except share and per share data)
Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

	Year ended December 31, 2020
	Total	United States	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	4,294	2,976	688	546	84
Current service cost	85	44	10	27	4
Interest cost on DBO	122	91	19	7	5
Past service cost - Plan amendments	(1)	—	(1)	—	—
Past service cost - Curtailments	3	3	—	—	—
Plan participants’ contribution	23	23	—	—	—
Actuarial (gain) loss	113	46	41	26	—
Demographic assumptions	(39)	(39)	—	—	—
Financial assumptions	266	170	54	37	5
Experience adjustment	(114)	(85)	(13)	(11)	(5)
Benefits paid	(208)	(131)	(30)	(37)	(10)
Divestments (note 2.3.1)	(3,024)	(3,024)	—	—	—
Foreign currency exchange rate differences and other movements	31	—	15	21	(5)
Benefit obligation at end of the period	1,438	28	742	590	78

Change in plan assets
Fair value of plan assets at beginning of the period	502	496	—	6	—
Interest income on plan assets	12	12	—	—	—
Return on plan assets greater than discount rate	11	11	—	—	—
Employer contribution	(32)	(32)	—	—	—
Plan participants’ contribution	23	23	—	—	—
Benefits paid	(22)	(21)	—	(1)	—
Divestments (note 2.3.1)	(489)	(489)	—	—	—
Foreign currency exchange rate differences and other movements	1	—	—	1	—
Fair value of plan assets at end of the period	6	—	—	6	—

Present value of the wholly or partly funded obligation	(34)	—	—	(34)	—
Fair value of plan assets	6	—	—	6	—
Net present value of the wholly or partly funded obligation	(28)	—	—	(28)	—
Present value of the unfunded obligation	(1,404)	(28)	(742)	(556)	(78)
Net amount recognized	(1,432)	(28)	(742)	(584)	(78)

292 Consolidated financial statements

	Year ended December 31, 2019
	Total	United States	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	4,098	2,907	591	531	69
Current service cost	80	40	9	28	3
Interest cost on DBO	163	124	22	11	6
Plan participants’ contribution	29	29	—	—	—
Actuarial (gain) loss	129	29	67	26	7
Demographic assumptions	4	(11)	15	—	—
Financial assumptions	256	169	53	25	9
Experience adjustment	(131)	(129)	(1)	1	(2)
Benefits paid	(242)	(170)	(31)	(37)	(4)
Foreign currency exchange rate differences and other movements	37	17	30	(13)	3
Benefit obligation at end of the period	4,294	2,976	688	546	84

Change in plan assets
Fair value of plan assets at beginning of the period	498	491	—	7	—
Interest income on plan assets	20	20	—	—	—
Return on plan assets greater than discount rate	37	37	—	—	—
Employer contribution	(25)	(25)	—	—	—
Plan participants’ contribution	29	29	—	—	—
Benefits paid	(57)	(56)	—	(1)	—
Fair value of plan assets at end of the period	502	496	—	6	—

Present value of the wholly or partly funded obligation	(575)	(531)	—	(44)	—
Fair value of plan assets	502	496	—	6	—
Net present value of the wholly or partly funded obligation	(73)	(35)	—	(38)	—
Present value of the unfunded obligation	(3,719)	(2,445)	(688)	(502)	(84)
Net amount recognized	(3,792)	(2,480)	(688)	(540)	(84)

Consolidated financial statements 293
(millions of U.S. dollars, except share and per share data)
The following tables detail the components of net periodic other post-employment cost:

	Year ended December 31, 2020
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	85	44	10	27	4
Past service cost - Plan amendments	(1)	—	(1)	—	—
Past service cost - Curtailments	3	3	—	—	—
Net interest cost/(income) on net DB liability/(asset)	110	79	19	7	5
Actuarial losses recognized during the year	8	—	—	8	—
Total	205	126	28	42	9

	Year ended December 31, 2019
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	80	40	9	28	3
Net interest cost/(income) on net DB liability/(asset)	143	104	22	11	6
Actuarial losses recognized during the year	8	—	—	8	—
Total	231	144	31	47	9

	Year ended December 31, 2018
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	85	49	10	25	1
Past service cost - Plan amendments	(13)	(10)	(1)	(2)	—
Past service cost - Curtailments	(2)	—	—	(2)	—
Net interest cost/(income) on net DB liability/(asset)	138	103	21	12	2
Actuarial losses recognized during the year	7	—	—	7	—
Total	215	142	30	40	3
The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year ended December 31,
	2020	2019	2018
Net periodic pension cost	225	204	263
Net periodic OPEB cost	205	231	215
Total	430	435	478

Cost of sales	189	142	212
Selling, general and administrative expenses	34	30	34
Financing costs - net	207	263	232
Total	430	435	478

294 Consolidated financial statements
Plan Assets
The weighted-average asset allocations for the funded defined benefit plans by asset category were as follows:

	December 31, 2020
	Canada	Brazil	Europe
Equity Securities	47%	6%	1%
- Asset classes that have a quoted market price in an active market	39%	3%	1%
- Asset classes that do not have a quoted market price in an active market	8%	3%	—
Fixed Income Securities (including cash)	46%	77%	72%
- Asset classes that have a quoted market price in an active market	42%	77%	72%
- Asset classes that do not have a quoted market price in an active market	4%	—	—
Real Estate	6%	1%	—
- Asset classes that have a quoted market price in an active market	—	1%	—
- Asset classes that do not have a quoted market price in an active market	6%	—	—
Other	1%	16%	27%
- Asset classes that have a quoted market price in an active market	—	16%	5%
- Asset classes that do not have a quoted market price in an active market	1%	—	22%	'[1]
Total	100%	100%	100%

	December 31, 2019
	United States	Canada	Brazil	Europe
Equity Securities	40%	44%	6%	2%
- Asset classes that have a quoted market price in an active market	13%	34%	6%	2%
- Asset classes that do not have a quoted market price in an active market	27%	10%	—	—
Fixed Income Securities (including cash)	43%	48%	88%	73%
- Asset classes that have a quoted market price in an active market	—	42%	88%	73%
- Asset classes that do not have a quoted market price in an active market	43%	6%	—	—
Real Estate	3%	6%	1%	—
- Asset classes that have a quoted market price in an active market	—	—	1%	—
- Asset classes that do not have a quoted market price in an active market	3%	6%	—	—
Other	14%	2%	5%	25%
- Asset classes that have a quoted market price in an active market	5%	—	5%	5%
- Asset classes that do not have a quoted market price in an active market	9%	2%	—	20%	'[1]
Total	100%	100%	100%	100%
1.The percentage consists primarily of assets from insurance contracts in Belgium.

These assets do not include direct investments in ArcelorMittal stock or ArcelorMittal bonds. These assets may include ArcelorMittal shares or bonds held by mutual fund investments. The invested assets produced an actual return of 659 and 1,121 in 2020 and 2019, respectively.
The Finance and Retirement Committees of the Boards of Directors for the respective operating subsidiaries have general supervisory authority over the respective trust funds. These committees have usually established asset allocation targets for the period as described below. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed upon.

Consolidated financial statements 295
(millions of U.S. dollars, except share and per share data)

	December 31, 2020
	Canada	Brazil	Europe
Equity Securities	43%	5%	3%
Fixed Income Securities (including cash)	47%	78%	70%
Real Estate	5%	1%	—
Other	5%	16%	27%	'[1]
Total	100%	100%	100%
1.The percentage consists primarily of assets from insurance contracts in Belgium.

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2020	2019	2018	2020	2019	2018
Discount rate
Range	0.50% - 10.00%	1.00% - 10.50%	1.75% - 16.00%	0.50% - 6.20%	1.00% - 7.25%	1.75% - 9.50%
Weighted average	2.13%	2.90%	3.80%	1.84%	3.06%	3.98%
Rate of compensation increase
Range	1.72% - 10.00%	1.90% - 10.00%	2.00% - 10.00%	1.30% - 4.80%	1.60% - 4.80%	2.00% - 4.80%
Weighted average	2.71%	2.80%	2.85%	2.85%	2.95%	3.24%

	Other Post-employment Benefits
	2020	2019	2018
Healthcare cost trend rate assumed
Range	1.40% - 4.50%	1.80% - 5.00%	1.80% - 8.00%
Weighted average	3.94%	4.42%	4.46%
Cash contributions and maturity profile of the plans
In 2021, the Company expects its cash contributions to amount to 172 for pension plans, 71 for other post-employment benefits plans and 79 for defined contribution plans. Cash contributions to defined contribution plans and to United States multi-employer plans sponsored by the Company, were respectively 88 and 65 until December 9, 2020, date of sale of ArcelorMittal USA (see note 2.3.1).
At December 31, 2020, the weighted average duration of the liabilities related to the pension and other post-employment benefits plans were 13 years (2019: 12 years) and 13 years (2019: 15 years), respectively.
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

296 Consolidated financial statements
The current longevities at retirement underlying the values of the defined benefit obligation were approximately 23 years.
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
Sensitivity analysis
The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2020, the defined benefit obligation for pension plans was 7,604):

	Effect on 2021 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2020 DBO
Change in assumption
100 basis points decrease in discount rate	(38)	1,082
100 basis points increase in discount rate	28	(869)
100 basis points decrease in rate of compensation	(15)	(203)
100 basis points increase in rate of compensation	16	204
1 year increase of the expected life of the beneficiaries	5	213
The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2020 the defined benefit obligation for post-employment benefit plans was 1,438):

	Effect on 2021 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect on December 31, 2020 DBO
Change in assumption
100 basis points decrease in discount rate	(3)	211
100 basis points increase in discount rate	2	(169)
100 basis points decrease in healthcare cost trend rate	(5)	(93)
100 basis points increase in healthcare cost trend rate	7	117
1 year increase of the expected life of the beneficiaries	1	30
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
Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittal Shares plan that expired in 2009), ArcelorMittal may grant options to purchase common shares to senior management of ArcelorMittal and its associates for up to 33,333,333 common shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s

Consolidated financial statements 297
(millions of U.S. dollars, except share and per share data)
Appointments, Remuneration, Corporate Governance and Sustainability ("ARCGS") Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

Grant date	Exercise prices (per option)
August 2010	$91.98
No options were granted during the years ended December 31, 2020, 2019, and 2018. The compensation expense recognized for stock option plans was nil for each of the years ended December 31, 2020, 2019 and 2018.
Option activity with respect to ArcelorMittal Shares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2020, 2019 and 2018:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2017	3,284,875	63.42 – 235.32	145.86
Expired	(1,295,500)	63.42 – 235.32	215.77
Outstanding, December 31, 2018	1,989,375	91.98 – 109.14	100.33
Expired	(1,084,985)	91.98 – 109.14	107.29
Outstanding, December 31, 2019	904,390	91.98	91.98
Expired	(904,390)	91.98	91.98
Outstanding, December 31, 2020	—	—	—

Exercisable, December 31, 2018	1,989,375	91.98 – 109.14	100.33
Exercisable, December 31, 2019	904,390	91.98	91.98
Exercisable, December 31, 2020	—	—	—
There were no stock options of the Company outstanding as of December 31, 2020.
Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)
On May 10, 2011, the annual general shareholders' meeting ("AGM") approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees (including the Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees.
The maximum number of PSUs (and RSUs) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the AGM. The 2018, 2019 and 2020 Caps for the number of PSUs/RSUs that may be allocated to the CEO Office and other retention and performance based grants below the CEO Office level, were approved at the AGMs on May 9, 2018, May 7, 2019 and June 13, 2020, respectively, at a maximum of 1,500,000 shares, 2,500,000 shares and 4,250,000 shares, respectively.
ArcelorMittal Equity Incentive Plan
RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to eligible employees. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the Company.
In 2020, 316,684 RSUs were granted as a special grant with a one year vesting period to compensate salary reduction in 2020 contingent upon the continued active employment of the eligible employee within the Company until the vesting date i.e. December 14, 2021.
The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria (such as return on capital employed ("ROCE"), total shareholders return ("TSR"), earnings per share ("EPS") and gap to competition) over a three years period from the date of the PSU grant. The employees eligible to receive PSUs are a sub-set of the group of employees eligible to receive RSUs.

298 Consolidated financial statements
Conditions of the 2020 grant were as follows:

		CEO Office				Other Executive Officers
2020 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR vs. peer group	100% target 100% vesting
						EPS vs. peer group	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%	●	RSUs with a three year vesting period
					●	RSUs with a one year vesting period
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
The plans in 2019, 2018, 2017 and 2016 are summarized below:

Consolidated financial statements 299
(millions of U.S. dollars, except share and per share data)

		CEO Office				Other Executive Officers
2016 Special Grant	●	PSUs with a five year performance period, 50% vesting after three year performance period and 50% after additional two year performance period			●	PSUs with a five year performance period, 50% vesting after three year performance period and 50% after additional two year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group			●
Performance criteria: ROCE and Gap to competition in some areas one target grant: a share will vest if performance is met at target one overperformance grant: a share will vest if performance exceeds 120%

	●	Value at grant: 150% of base salary for the CEO and the President and CFO			●	Vesting conditions:
	●	Vesting conditions:
			Threshold	Target		Performance	100%	≥120%
		TSR/EPS vs. peer group	100% median	≥120% median		Target award vesting	100%	100%
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Overperformance award (=20% of target award)	—	100%
		Vesting percentage	50%	100%
2017 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group			●	Performance criteria: TSR and Gap to competition in some areas
	●	Value at grant: 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120%median		TSR vs. peer group	100% median 50% vesting	≥120% median 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%
2018 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE		100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%
2019 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE		100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%

300 Consolidated financial statements
The following table summarizes the Company’s share unit plans outstanding as of December 31, 2020:

At Grant date						Number of shares issued as of December 31, 2020
Grant date	Type of plan	Number of shares	Number of beneficiaries	Maturity	Fair value per share	Shares outstanding	Shares forfeited	Shares exited
December 14, 2020	RSU	1,074,600	656	December 14, 2023	21.15	1,074,600	—	—
December 14, 2020	RSU	316,684	203	December 14, 2021	21.15	316,684	—	—
December 14, 2020	PSU	714,250	235	January 1, 2024	19.74	714,250	—	—
December 14, 2020	CEO Office	148,422	2	January 1, 2024	18.19	148,422	—	—
December 16, 2019	PSU	1,760,350	517	January 1, 2023	18.57	1,521,900	62,700	175,750
December 16, 2019	CEO Office	172,517	2	January 1, 2023	14.89	172,517	—	—
December 20, 2018	PSU	1,358,750	524	January 1, 2022	21.31	1,075,350	161,150	122,250
December 20, 2018	CEO Office	134,861	2	January 1, 2022	16.58	134,861	—	—
December 20, 2017	PSU	1,081,447	527	January 1, 2021	18.42	781,345	206,932	93,170
December 20, 2017	CEO Office	90,084	2	January 1, 2021	22.85	90,084	—	—
June 30, 2016	PSU	3,472,355	554	January 1, 2021	13.17	2,358,170	847,214	266,971
June 30, 2016	CEO Office	153,268	2	January 1, 2022	16.62	153,268	—	—
Total		10,477,588			$13.17 – $22.85	8,541,451	1,277,996	658,141
The compensation expense recognized for PSUs was 30, nil and 31 for the years ended December 31, 2020, 2019 and 2018.
Share unit plan activity is summarized below as of and for each year ended December 31, 2020, 2019 and 2018:

	RSUs		PSUs
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2017	306,005	11.49	8,596,836	14.83
Granted [1]	—	—	1,577,865	21.32
Exited	(288,721)	11.49	(412,893)	28.98
Forfeited	(17,284)	11.49	(391,348)	16.41
Outstanding, December 31, 2018	—	—	9,370,460	15.34
Granted [2]	—	—	2,018,176	17.96
Exited	—	—	(2,677,011)	13.49
Forfeited	—	—	(1,239,569)	14.25
Outstanding, December 31, 2019	—	—	7,472,056	16.76
Granted	1,391,284	21.15	862,672	19.47
Exited	—	—	(658,141)	16.86
Forfeited	—	—	(526,420)	15.48
Outstanding, December 31, 2020	1,391,284	21.15	7,150,167	17.18
1.Including 56,606 over-performance shares granted for the targets achievement of the PSU grant September 17, 2014 and 27,648 of the GMB PSU grant June 30, 2015.
2.Including 85,309 over-performance shares granted for the targets achievement of the PSU grant December 18, 2015.
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

Consolidated financial statements 301
(millions of U.S. dollars, except share and per share data)
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

302 Consolidated financial statements
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
9.1 Provisions overview

	Balance at December 31, 2019	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements	Divestments and reclassification to held for sale [2,3]	Balance at December 31, 2020
Environmental (see note 9.3)	1,074	137	(88)	57	(519)	661
Emission obligations	484	373	(92)	(40)	(154)	571
Asset retirement obligations (see note 9.3)	478	21	(10)	41	(133)	397
Site restoration	136	167	(12)	18	—	309
Staff related obligations	185	88	(41)	(14)	(91)	127
Voluntary separation plans	47	30	(38)	20	(4)	55
Litigation and other (see note 9.3)	312	40	(36)	(39)	(8)	269
Tax claims	81	5	(6)	(18)	—	62
Other legal claims	231	35	(30)	(21)	(8)	207
Commercial agreements and onerous contracts	46	68	(31)	(4)	(54)	25
Other	229	29	(44)	16	(12)	218
	2,991	953	(392)	55	(975)	2,632
Short-term provisions	516					935
Long-term provisions	2,475					1,697
	2,991					2,632

	Balance at December 31, 2018	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements		Balance at December 31, 2019
Environmental (see note 9.3)	1,228	97	(95)	(156)	'[4]	1,074
Emission obligations	—	481	—	3		484
Asset retirement obligations (see note 9.3)	422	28	(10)	38		478
Site restoration	141	3	(5)	(3)		136
Staff related obligations	201	65	(64)	(17)		185
Voluntary separation plans	38	30	(13)	(8)		47
Litigation and other (see note 9.3)	369	65	(91)	(31)		312
Tax claims	120	5	(14)	(30)		81
Other legal claims	249	60	(77)	(1)		231
Commercial agreements and onerous contracts	34	29	(16)	(1)		46
Other	101	148	(30)	10		229
	2,534	946	(324)	(165)		2,991
Short-term provisions	539					516
Long-term provisions	1,995					2,475
	2,534					2,991
1.Additions exclude provisions reversed or utilized during the same year.
2.On December 9, 2020, the Company completed the sale of ArcelorMittal USA and certain other US operations (see note 2.3.1).
3.On December 10, 2020, the Company signed a binding agreement with Invitalia, an Italian state-owned company, to form a public-private partnership between the parties. As a result, the carrying amounts of the assets and liabilities of ArcelorMittal Italia were classified as held for sale as of December 31, 2020 (see note 2.3.2.)
4. Other movements primarily relate to the provisions in connection with environmental remediation obligations in Italy (see note 9.3).

Consolidated financial statements 303
(millions of U.S. dollars, except share and per share data)
As described in note 6.1.5, the Company uses derivative financial instruments to manage its exposure to fluctuations in prices of emission rights allowances. The expense associated with the provision above was largely offset by recycling of hedging reserves in 2020 and will be partially offset again in 2021. See note 6.3 for the details of the cash flow hedging in place for emission rights and note 4.5 for CO2 emission rights held as current assets. The Company also receives indirect compensation through rebates on its energy tariffs.
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
Provisions for site restoration are related to costs in connection with the dismantling of site facilities, mainly in France and Poland. In the fourth quarter of 2018, the agreement between ArcelorMittal and the French government regarding a 6 year idling period of the Florange liquid phase expired. The Company has started the process of definitive closure of the facility end of 2018. The provision included in site restoration at December 31, 2020 and 2019, related to dismantling of this facility amount to 120 and 113, respectively. In 2020, additional provisions of 77 and 77 were recognized, respectively, following the decisions to permanently close a blast furnace and steel plant in Krakow, Poland, and the coke plant in Florange, France.
Provisions for staff related obligations primarily concern Brazil (United States and Brazil in 2019) and are related to various employees’ compensation.
Provisions for voluntary separation plans primarily concern plans in Spain, Belgium, Germany, South Africa and Brazil which are expected to be settled within one year.
Provisions for litigation include losses relating to present legal obligations that are considered to be probable. Further detail regarding legal matters is provided in note 9.3.
In 2020, provisions for commercial agreements and onerous contracts concern primarily onerous contracts recognized in Poland and Brazil. In 2019, such provisions concerned mainly the United States and Brazil.
As of December 31, 2020 and 2019, other provisions include 97 and 126, respectively, related to the indemnification arrangement between the Company and Global Chartering (see note 2.3.1). Other provisions comprise as well technical warranties and guarantees.
9.2 Other long-term obligations

	Balance at December 31,
	2020	2019
Derivative financial instruments (see note 6.1.5)	96	238
Payable from acquisition of financial assets	359	1,340
Unfavorable contracts	132	203
Income tax payable	214	251
Other	347	486
Total	1,148	2,518
As of December 31, 2019, derivative financial instruments included 138 relating to the pellet purchase agreement that contained a special payment in the U.S. (see note 6.1.5). This derivative financial instrument was derecognized upon disposal of ArcelorMittal USA (see note 2.3.1).
As of December 31, 2019, payable from acquisition of financial assets included 1,032 relating to the non-current portion of the consideration payable with respect to the acquisition of ArcelorMittal Italia, which is classified as held for sale as of December 31, 2020 (see note 2.3.2). As of December 31, 2020 and 2019, payable from acquisition of financial assets included also 235 and 265, respectively, relating to the financial liability with respect to the acquisition of AMSF (see note 2.2.4).
Unfavorable contracts of 132 and 203 as of December 31, 2020 and 2019, respectively, mainly related to AMSF (see note 2.2.4).
As of December 31, 2020, the income tax payable mainly related to income tax contingencies (in majority unasserted claims) and withholding tax.
9.3 Environmental liabilities, asset retirement obligations and legal proceedings
Environmental Liabilities
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2020, excluding asset retirement obligations, ArcelorMittal had established provisions of 661 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 500 in Europe, 130 in South Africa and 31 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing

304 Consolidated financial statements
compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.
Europe
Environmental provisions for ArcelorMittal’s operations in Europe total 500 and are mainly related to the investigation and remediation of environmental contamination at current and former operating sites in Belgium (247), France (74), Poland (72), Luxembourg (69), Germany (30) and Spain (8). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.
Belgium
In Belgium, there is an environmental provision of 247 of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.
France
In France, there is an environmental provision of 74, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary material.
The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Thionville coke plant, the remediation process is ongoing and is planned to be finished in 2022. At Moyeuvre-Petite, the operation of covering the sludge basins is finished. ArcelorMittal is responsible for closure and final rehabilitation of the rest of the site, that is to say the former Conroy and Pérotin slag-heaps, from which the administrative procedure for cessation of activity is underway but due to the COVID-19 pandemic the project slowed down. On other sites, ArcelorMittal France is responsible for monitoring the concentration of organic compound and heavy metals in soil and groundwater on all former sites closed and/or already remediated.
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
Poland
ArcelorMittal Poland’s environmental provision of 72 relates to 42 for cleaning and remediation costs recognized in 2020 following the closure of primary facilities in Krakow, and the remaining 30 relates to the obligation to reclaim a landfill in Lipówka, to dispose of the residues which cannot be internally recycled or externally recovered in Dabrowa Gornicza, the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process under the environmental law (i.e., waste storage time cannot exceed 3 year, and, also, land remediation in post-industrial areas in Ruszcza (district of Krakow).
Luxembourg
In Luxembourg, there is an environmental provision of 69, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.
In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually liable to clean the site and move approximately 400,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Mondercange, Differdange and Dommeldange. In addition, ArcelorMittal Luxembourg has secured the disposal of ladle slag, sludge and certain other residues coming from different sites at the Differdange dump for a total volume of 1,400,000 cubic meters until mid 2023. A provision of 58 covers these obligations.
ArcelorMittal Belval and Differdange has an environmental provision of 10 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration

Consolidated financial statements 305
(millions of U.S. dollars, except share and per share data)
and to cover dismantling and soil cleaning costs of the former PRIMOREC installation.
Germany
In Germany, the environmental provision of 30 essentially relates to ArcelorMittal Bremen’s post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.
Spain
In Spain, ArcelorMittal España has environmental provisions of 8 due to obligations of sealing landfills basically located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.
Italy
ArcelorMittal Italia has environmental provisions of 374, which are classified as held for sale as of December 31, 2020 (note 2.3.2).
A provision of 158 relates to remediation activities to be carried out in the site of Taranto derived from obligations on the previous operator that have been transferred to ArcelorMittal Italia through the environmental permit, the most significant elements being the waterproofing of certain areas to confine historical pollution, the removal of historical accumulation of process materials mainly consisting of blast furnace ("BF") and basic oxygen furnace ("BOF") dusts and sludges and scales, an action plan for the removal and disposal of asbestos-containing materials present on site, the dismantling of several installations no longer in operation, the dredging of the discharge channel and disposal of the sludge removed, the decontamination of high depth groundwater in the primary yards area and the capping of an exhausted landfill.
Provisions of 216 are allocated to the implementation of preventive measures, permanent safety measures and clean up measures in relation to historical pollution of soil and groundwater, not derived from obligations in the environmental permit, but that ArcelorMittal Italia undertook to implement as a contractual obligation vis-a-vis the previous operator.
South Africa
AMSA has environmental provisions of 130 to be used over 16 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.
A provision of 43 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. AMSA transformed this old plant into an industrial hub for light industry since the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated, but other remediation works continued at a slow pace as remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed with authorities and surrounding landowners.
The Vanderbijlpark Works site, the main flat carbon steel operation of AMSA, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. 20 of the provision is allocated to this site.
The Newcastle Works site is the main long carbon steel operation of AMSA. A provision of 23 is allocated to this site. As with all operating sites of AMSA, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for air quality improvements.
A provision of 39 relates to the environmental rehabilitation of the Thabazimbi Mine. AMSA holds an environmental trust which holds investments for a value of 26 that will be used for rehabilitation purposes.
The remainder of the obligation of 5 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater aquifers.
Canada
In Canada, ArcelorMittal Dofasco has an environmental provision of 31 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, of which 5 is expected to be spent in 2021.
Retirement Obligations (“AROs”)
AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2020, ArcelorMittal had established provisions for asset retirement obligations of 397, including mainly 144 for Canada, 69 for Mexico, 55 for Ukraine, 45 for Germany, 23 for Liberia, 21 for South Africa, 16 for Belgium, 13 for Kazakhstan, 9 for Brazil and 2 for Bosnia and Herzegovina.
The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire Lake, and the accumulation area of mineral substances at the facility of Port-Cartier in Quebec, upon

306 Consolidated financial statements
closure of the mines pursuant to the restoring plan of the mines. In addition, Dofasco has legal obligations for the former Sherman Mine site near Temagami, Ontario.
The AROs in Mexico relate to the restoration costs following the closure of the Las Truchas, El Volcan and the joint operation of Peña Colorada iron ore mines.
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
In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2024 and 2062, respectively.
In Bosnia and Herzegovina, the ARO relates to re-cultivation of dump yard of old iron ore pit Jezero and closing dam Medjedja.
Tax Claims
ArcelorMittal is a party to various tax claims. As of December 31, 2020, ArcelorMittal had recorded long term obligations related to income tax contingencies of 5 (see note 9.2) and provisions for other tax claims in the aggregate of 62 for which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) for which ArcelorMittal had recorded a provision as of December 31, 2020, (ii) that constitute a contingent liability, (iii) that were resolved in 2020 or (iv) that were resolved and had a financial impact in 2019 or 2018 in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against the pending claims discussed below.
Brazil
In 2003, the Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Federal Revenue Service. The Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of the first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of the second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal Brasil invalidating the tax assessment, thereby ending this case except for 6, which remained pending a final decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 163 as of December 31, 2018. In October 2011, the administrative tribunal of the first instance upheld the tax assessment received by ArcelorMittal Brasil on April 16, 2011, but decided that no penalty (amounting to 77 at that time) was due. Both parties have filed an appeal with the administrative tribunal of the second instance. In February 2018, the administrative tribunal of the second instance found in favor of ArcelorMittal Brasil and, in June 2018, the Federal Revenue Service filed an appeal with the administrative tribunal of the third instance. In January 2019, the administrative tribunal of the third instance found in favor of ArcelorMittal Brasil. No further appeal was filed by the Federal Revenue Service within the time limit so the case is closed definitively in favor of ArcelorMittal Brasil.
In 2011, ArcelorMittal Brasil (at the time SOL Coqueria Tubarão S.A.) received 21 separate tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value-added tax) in an amount which totaled 24 relating to a tax incentive (INVEST) it used. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of the first instance upheld the 21 separate tax assessments. In September 2015, ArcelorMittal Brasil filed appeals with respect to each of the administrative tribunal’s decisions. As of December 31, 2018, there were final unfavorable decisions at the administrative tribunal level in 15 of the 21 cases, each of which ArcelorMittal Brasil has appealed to the judicial instance. In

Consolidated financial statements 307
(millions of U.S. dollars, except share and per share data)
March 2018, the administrative tribunal of the third instance found in favor of ArcelorMittal Brasil sending the six other cases back to the administrative tribunal of the second instance. After the administrative tribunal of the second instance issued a partially favorable ruling on these six cases in December 2019, related only to the recognition of the limitation period of May 2005, a further appeal to the administrative tribunal of the third instance was filed.
In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 404. On January 31, 2014, the administrative tribunal of the first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 120 to 63 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Federal Revenue Service appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component). In September 2017, the administrative tribunal of the second instance found largely in favor of the Federal Revenue Service. In January 2018, ArcelorMittal Brasil filed a motion for clarification of this decision. In February 2018, the motion for clarification was rejected and, in March 2018, an appeal was filed to the administrative tribunal of the third instance.
In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the amortization of goodwill arising from the MTO made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 360. In October 2014, the administrative tribunal of the first instance found in favor of the Federal Revenue Service and ArcelorMittal Brasil filed its appeal in November 2014. In September 2017, the administrative tribunal of the second instance found in favor of the Federal Revenue Service. ArcelorMittal Brasil filed a motion for clarification with respect to this decision, which was denied, and thereafter filed an appeal to the administrative tribunal of the third instance.
In April 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from Mittal Steel’s MTO to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in a 63 financial impact arising from a write off of net operating loss carry forwards with respect to the 2011-2012 tax year. In May 2016, ArcelorMittal Brasil filed its defense, which was not accepted at the first administrative instance. On March 10, 2017, ArcelorMittal Brasil filed an appeal to the second administrative instance, which was rejected in May 2019, filed a motion for clarification which was denied in November 2019 and thereafter filed an appeal to the administrative tribunal of the third instance.
In December 2018, ArcelorMittal Brasil received a tax assessment of 96, which could have an additional 21 financial impact arising from a write off of net operating loss carry forward with respect to the 2013-2014 tax years, principally in relation to the amortization of goodwill resulting from Mittal Steel’s MTO to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007. In January 2019, ArcelorMittal Brasil filed a defense in the first administrative instance, which issued an unfavorable decision in June 2019. An appeal to the second administrative instance was filed in July 2019.
In December 2020, ArcelorMittal Brasil received a tax assessment of 33, which could have an additional 46 financial impact arising from a write off of net operating loss carry forwards, with respect to the 2015-2016 tax years, related to the amortization of goodwill resulting from Mittal Steel’s MTO to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007. ArcelorMittal Brasil filed its defense in the first administrative instance in January 2021.
In 2013, ArcelorMittal Brasil filed a lawsuit against the Federal Revenue Service disputing the basis of calculation of a tax called additional freight for the renewal of the Brazilian Merchant Navy ("AFRMM"), amounting to 55. The dispute is related to the inclusion of the unloading and land transport costs of the imported goods after landing to calculate AFRMM. In June 2013, ArcelorMittal Brasil obtained a preliminary decision allowing the Company not to pay such amount until a final decision was rendered. In February 2017, ArcelorMittal Brasil

308 Consolidated financial statements
obtained a favorable decision at the judicial first instance which was upheld by the Federal Court of Appeals in February 2019. In July 2019, the Federal Revenue Service filed appeals with the Superior Court of Justice and the Supreme Court. In February 2020, the appeal to the Supreme Court of Justice was dismissed and, in July 2020, the Appeal to the Supreme Court was dismissed. This decision is final and unappealable. In November 2018, a related tax assessment was received from the Federal Revenue Service claiming 18 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the Company in the years 2013-2018, which were the subject matter of the preliminary decision of June 2013. In December 2018, ArcelorMittal Brasil presented its defense in the first administrative instance, which in June 2019 decided in ArcelorMittal Brasil’s favor. This decision is subject to appeal. A further related tax assessment was received in September 2018 from the Federal Revenue Service claiming 0.2 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the Company in the period between September and November 2013. In October 2018 ArcelorMittal Brasil presented its defense in the first administrative instance, and a decision is pending.
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
In the period from 2014 to 2018, ArcelorMittal Brasil received six tax assessments from the Federal Revenue Service in the amount of 38 disputing its use of credits for PIS and COFINS social security taxes in 2010, 2011 and 2013. The dispute relates to the concept of production inputs in the context of these taxes. In the first case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil. The decision was upheld in the administrative tribunal of the second instance and ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance which ruled partially in favor of ArcelorMittal Brasil in May 2019. In January 2020, the case was sent back to the Federal Revenue which is verifying the extent of the administrative tribunal of the third instance’s decision in order to proceed with the write-off of amounts due. In August 2020, the tax assessment was reduced by 4, reflecting the partially favorable decision. The remaining amount of 12 will be discussed at the judicial level. In the second case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil and an appeal has been filed to the administrative tribunal of the second instance. In the third case, the administrative tribunal of the first instance upheld the tax assessment, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In the fourth and fifth cases, ArcelorMittal Brasil has filed its defenses to the administrative tribunal of the first instance. In November 2020, a partially favorable decision was issued in the fifth case and an appeal was presented. In the sixth case, the administrative tribunal of the first instance upheld the tax assessment, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In March 2018, the Superior Court decided a leading case, not involving ArcelorMittal Brasil, that established that the restrictive concept of inputs adopted by the tax authorities is illegal and that credits over inputs must be accepted on the basis of the criteria of essentiality or relevance towards the production process of each taxpayer. In September 2018, the Federal Union published an internal orientation for its attorneys, expressing a restrictive view of the Superior Court's decision and determining that each individual case would be analyzed in order to decide whether the items are essential or not. However, this federal orientation has not been followed in unrelated cases, and therefore ArcelorMittal Brasil's cases may be submitted for review by the Federal Union Attorney's office before further decisions are taken or may be taken to trial without such review.
In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 32. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavorable decision at the second administrative level. Following the conclusion of this proceeding at the administrative level, the Company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount, of 46, after taking account of a reduction of fines mentioned below regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. In May 2017, there was a further unfavorable decision at the second administrative level in respect of the tax assessment received in April 2016. In June 2017, ArcelorMittal Comercializadora de Energia filed an appeal to the second

Consolidated financial statements 309
(millions of U.S. dollars, except share and per share data)
administrative instance. This appeal was rejected in August 2017. In October and November 2017, the Company appealed in relation to both tax assessments to the judicial instance. In November 2017, the Company received a notice from the tax authority informing it of the reduction of the fines element by 12, due to the retroactive application of a new law. In February 2019, due to the retrospective application of a new law, a reduction of the fine element of 7 was finalized in the first case.
In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 70. The administrative tribunal of the first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative tribunal’s decisions. Each case was decided unfavorably to ArcelorMittal Brasil at the administrative tribunal of the second instance, and ArcelorMittal Brasil appealed the cases to the judicial instance.
On May 17, 2016, ArcelorMittal Brasil received a tax assessment from the state of Santa Catarina in the amount of 100 alleging that it had used improper methods to calculate the amount of its ICMS credits. ArcelorMittal Brasil filed its defense in July 2016. In December 2016, ArcelorMittal Brasil received an unfavorable decision at the first administrative level, in respect of which it filed an appeal. In March 2018, the administrative tribunal of the second instance found against ArcelorMittal Brasil and, in April 2018, ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance. In December 2019, the tax assessment was upheld by the administrative tribunal of the third instance. In January 2020, ArcelorMittal Brasil filed a motion for clarification which was rejected in August 2020. ArcelorMittal Brasil appealed to the judicial instance in November 2020.
Mexico
In 2015, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Mexico, alleging that ArcelorMittal Mexico owes 158 with respect to 2008, principally due to improper interest deductions relating to certain loans, and unpaid corporate income tax for interest payments that the tax authority has categorized as dividends. In November 2015, ArcelorMittal Mexico filed an administrative appeal in respect of this assessment, which was dismissed by the tax authority. In November 2017, ArcelorMittal Mexico filed an annulment complaint before a Federal Administrative and Tax Justice Court, which has not been determined.
With respect to 2007 and 2009, the Mexican Tax Administration Service also challenged the interest deduction related to the aforementioned loans and issued tax assessments to ArcelorMittal Mexico for 23 and 28, respectively. In November 2018, a Federal Administrative and Tax Justice Court ruled against the annulment complaint filed by ArcelorMittal Mexico in relation to the 2007 tax assessment and in December 2018, ArcelorMittal Mexico filed a constitutional claim before the Collegiate Tribunal For Administrative Matters, which was rejected in June 2019. A review appeal was filed in July 2019 and rejected in August 2019. An extraordinary appeal of constitutional review was filed against this decision in September 2019 before the Supreme Court of Justice. In November 2019, the Court dismissed the extraordinary appeal of constitutional review confirming the earlier decision in favor of the tax authorities. No further appeal is possible. With respect to the 2009 tax assessment, in November 2016 ArcelorMittal Mexico filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was rejected in June 2020. In September 2020, an annulment complaint was filed before the Federal Administrative and Tax Justice Court
In 2013, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, alleging that ArcelorMittal Las Truchas owes 89 in respect of (i) non-payment of withholding tax on capitalized interest, (ii) non-deduction of accrued interest regarding certain loans, and (iii) reduction of the taxable basis of assets in 2007. In 2015, ArcelorMittal Las Truchas filed an administrative appeal in respect of the aforementioned assessment, which the tax authority dismissed. In October 2015, ArcelorMittal Las Truchas filed an annulment complaint before the Federal Administrative and Tax Justice Court, which ruled partially in favor of ArcelorMittal Las Truchas in October 2018 by declaring the illegality of item (i). The tax authority filed an application for judicial review in January 2019 and in March 2020, the Court upheld the ruling in favor of ArcelorMittal Las Truchas regarding item (i) which decision is definitive. ArcelorMittal Las Truchas also filed a nullity lawsuit to challenge the ruling in respect of items (ii) and (iii), and, in June 2020, the Court upheld the rulings of the Tax Court. ArcelorMittal Las Truchas promptly thereafter submitted an extraordinary appeal for constitutional review before the Supreme Court of Justice regarding items (ii) and (iii).
In October 2018, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, alleging that ArcelorMittal Las Truchas owes 84 with respect to 2013 due to: (i) improper interest deductions relating to certain loans and (ii) non-deduction of advanced rent payments. In November 2018, ArcelorMittal Las Truchas filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was partially rejected in June 2019 and is being appealed.

310 Consolidated financial statements
Ukraine
In October 2019, ArcelorMittal Kryvyi Rih received a tax order from Ukrainian tax authorities covering the findings of a tax audit for the period from 2015 through the first quarter of 2019 which claimed the Company owes additional taxes of 282 for that period. ArcelorMittal Kryvyi Rih appealed this order to the tax authorities resulting in a significant reduction of the amounts claimed. In January 2020, ArcelorMittal Kryvyi Rih filed 3 legal actions with the Kyiv District Administrative Court seeking to cancel the remaining additional charges amounting to 124. In October 2020, ArcelorMittal Kryvyi Rih commenced a separate lawsuit seeking cancellation of additional tax charges (excise duty, VAT, CIT, fines) of 87 based on the results of a full-scope tax audit covering 2015 through the first quarter of 2019.
Competition/Antitrust Claims
ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2020, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, (ii) that were resolved in 2020 or (iii) that were resolved and had a financial impact in 2019 or 2018, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.
Brazil
In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defense (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE issued its final decision against ArcelorMittal Brasil, imposing a fine of 51. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a guarantee letter and obtained an injunction to suspend enforcement of this decision pending the court’s judgment. In September 2017, the Court found against ArcelorMittal Brasil. In October 2017, ArcelorMittal Brasil filed a motion for clarification of this decision, which was dismissed. In December 2017, ArcelorMittal Brasil filed an appeal to the second judicial instance.
There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages in an amount of 55 based on the alleged violations investigated by CADE.
A further related lawsuit was commenced in February 2011 by four units of Sinduscons, a civil construction trade organization, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.
Germany
In August 2017, the German Federal Cartel Office carried out unannounced investigations of ArcelorMittal Bremen, ArcelorMittal Eisenhüttenstadt GmbH and ArcelorMittal Berlin Holding GmbH principally relating to alleged breaches of antitrust rules concerning (i) an agreement between flat steel producers regarding extras from June 2006 - March 2016 (ii) impermissible exchanges of sensitive information between competitors from 1986 - 2016 and (iii) an agreement to continue market and price structures introduced by the European Coal and Steel Community from 2002-2016. In February 2020, the German Federal Cartel Office notified the companies of the formal closure of the investigation with no action being taken.
Spain
In November 2018, the Comision Nacional de los Mercados y la Competencia (“CNMC”), the Spanish competition authority, carried out a dawn raid at the offices of ArcelorMittal in Villaverde (Madrid) in relation to a preliminary investigation concerning alleged coordination between competitors to fix the purchase price of scrap. In March 2020, further dawn raids were carried out extending the investigation to the sale of long products. In July 2020, CNMC announced that they were commencing a formal sanctioning procedure against ArcelorMittal Spain Holding and its subsidiaries ArcelorMittal Madrid, ArcelorMittal Comercial Perfiles España and Arcelor Mittal España (and other companies not part of ArcelorMittal group) in respect of purchases of scrap and sale of finished steel products, especially long products. ArcelorMittal applied for access to the CNMC file and is reviewing the case in light of the elements obtained to date. At this time ArcelorMittal is unable to assess the outcome of the investigation or the amount of its potential liability (theoretically up to 10% of the entities’ turnover), if any.
Other Legal Claims
ArcelorMittal is a party to various other legal claims. As of December 31, 2020, ArcelorMittal had recorded provisions of 207 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2020, (ii) that constitute a contingent liability, (iii) that were resolved in 2020, or (iv) that were resolved and had a financial impact in 2019 or 2018, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the claims discussed below that remain pending.
Argentina
Over the course of 2007 to 2020, the Argentinian Customs Office Authority (“Aduana”) notified Acindar, of certain inquiries that it was conducting with respect to prices declared by Acindar related to iron ore imports. The Customs Office Authority was

Consolidated financial statements 311
(millions of U.S. dollars, except share and per share data)
seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian and Bolivian suppliers and from ArcelorMittal Sourcing originally on 39 different claims concerning several shipments made between 2002 and 2014. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In March 2018, the Customs Office Authority issued a general instruction that ordered customs to withdraw current claims related to the difference between import prices in Argentina and export prices of iron ore when exiting Brazil, which has led to a reduction in the number of claims and amounts claimed against Acindar. As of January 2021, the aggregate amount claimed by the Customs Office Authority in respect of all iron ore shipments is 103 in 22 different cases. Of these 22 cases, 7 are still in the administrative branch of the Customs Office Authority and the other 15 cases, in which the administrative branch of the Customs Office Authority ruled against Acindar, have been appealed to the Argentinian National Fiscal Court.
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
In April 2017, a shareholder in Siderúrgica Três Lagoas (“SITREL”), commenced an arbitration against Votorantim Siderurgia S.A. (which subsequently merged into ArcelorMittal Brasil) and SITREL with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM-CCBC). The dispute concerns a provision in SITREL’s joint venture agreement relating to the formula used to determine the selling price for steel billets supplied by ArcelorMittal Brasil to SITREL from January 2013 onwards. The shareholder has alleged that the steel billets were overpriced and is seeking compensation for overpaid amounts on both a retrospective and prospective basis, with the initial amount claimed totaling 33. The case is currently at a pre-hearing stage, where evidence is being collected. In November 2019, an expert report on accounting questions was presented and in November 2020 an expert report concerning economic questions was presented.
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
Italy
In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed 114, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of 17 to 29 or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of

312 Consolidated financial statements
damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of 46 to 73. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeal issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On April 11, 2018, the Court of Cassation rejected the appeal on the merits and upheld the Court of Appeal’s decision. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of 29 plus interest. In June 2015, both parties served appeals of the decision on the quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1, 2015, Finmasi formally notified AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France. At a hearing on December 1, 2015, the Italian Court of Appeal accepted the suspension of the enforcement of the decision of December 18, 2014, following the agreement of AMDSF to provide a guarantee for its value. In March 2016, on the joint application of the parties, the Court of Appeal of Reims ordered the suspension of the proceedings. On July 19, 2018, the Court of Appeal upheld the Court of Milan’s decision on quantum dated December 18, 2014. In September 2018, ArcelorMittal filed an appeal to the Court of Cassation. In January 2019, Finmasi called on the AMDSF guarantee issued in the context of the enforcement proceedings that were suspended in 2015. In August 2020, the Court of Cassation quashed the Court of Appeal decision on quantum and referred the case back to the Court of Appeal for further review of the quantum in respect of which Finmasi formally served their writ of summons in October 2020 asking the Court of Appel to confirm the first instance judgment on quantum. Following the decision of the Court of Cassation, Finmasi has repaid half of the amount of the guarantee that was called and has agreed to provide a bank guarantee for the remainder.
On November 4, 2019, ArcelorMittal sent to the Commissioners governing the Ilva insolvency procedure (the “Commissioners”) a notice to withdraw from or terminate the lease agreement with a conditional obligation to purchase the business of Ilva and certain of its subsidiaries. This notice was based, among other things, on provisions of the agreement that allow withdrawal in the event that a new law affects it’s environmental plan for the Taranto plant in such a way that materially impairs the ability of ArcelorMittal Italia to operate the plant or implement its industrial plan; these provisions were triggered following the Italian Parliament’s removal, on November 3, 2019, of the legal protection necessary for ArcelorMittal Italia to implement its environmental plan without risk of criminal liability. In response, the Commissioners filed suit in Milan seeking an injunction to prevent ArcelorMittal's withdrawal and termination of the agreement. Following negotiation between the parties, on March 4, 2020, ArcelorMittal and the Commissioners entered into a settlement agreement whereby ArcelorMittal agreed to revoke its notice to withdraw from the original Ilva lease agreement and the Ilva Commissioners agreed to withdraw their request for an injunction.
In addition, following a complaint filed by the Commissioners, in mid-November 2019, prosecutors in Milan and Taranto opened investigations into potential violations of numerous criminal laws. Following the (i) search decrees issued by the Milan and Taranto Prosecution Offices and ensuing seizures of documents in November 2019, and (ii) restitution decree issued by the Milan Prosecution Office in September 2020, ArcelorMittal Italia has not been notified of further developments in the criminal investigations and is therefore not in a position to assess its potential liability, if any.
In February 2020, the Mayor of Taranto issued an order to ArcelorMittal Italia related to certain emissions events that appear to have occurred in August 2019 and on February 22 and 23, 2020 and that allegedly concern the Taranto plant. The order required ArcelorMittal Italia to identify the responsible installations in 30 days and eliminate any anomalies within the subsequent 30 days or, if necessary, shut down certain installations relating to such emissions events (provided that, if no such identification was completed, the shut down would extend to substantially the entire "hot area" of the plant). The Mayor of Taranto further alleged that adequate responses concerning such emissions were not received from the Ministry of the Environment. In response to this order, ArcelorMittal Italia filed an appeal on the merits and an application for interim measures to stay the order with the Regional Administrative Court in Lecce. In April 2020, the court upheld ArcelorMittal Italia’s application for interim measures and suspended the Mayor of Taranto’s order until a further hearing in October 2020. The interim order further required the Ministry of the Environment to file reports concerning the emissions events which served as the basis for the Mayor of Taranto’s order. After the Ministry provided such reports, the October 2020 hearing was postponed until December 15, 2020, at which hearing the Court confirmed the suspension of the order and scheduled the hearing for the discussion of the merits for January 27, 2021. On February 13, 2021, the Court rejected ArcelorMittal Italia’s appeal. On February 18, 2021, ArcelorMittal Italia filed an appeal with the State Council (the highest appellate body in this case) on the merits and also requested an ex parte order to suspend the judgment pending a ruling on the merits. On February 19, 2021, the State Council (i) found that the 30-day period during which ArcelorMittal Italia would have to shut down installations has not yet started and would commence only on March 16, 2021, i.e., after the hearing to discuss the request for interim measures (which it set for March 11, 2021) and therefore

Consolidated financial statements 313
(millions of U.S. dollars, except share and per share data)
found a lack at the time of demonstrable “extreme gravity and urgency” necessary for interim measures, and (ii) set a hearing date of May 13, 2021 in respect of the merits.
Luxembourg
In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is 72. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which are also being appealed.
France
Certain subsidiaries of the ArcelorMittal group are parties to proceedings, dating from 2010, against Engie and Engie Thermique France which claim damages in the amount of 187 for an alleged wrongful termination of a contract for the transformation of steel production gas into electricity. The ArcelorMittal subsidiaries have filed a counterclaim in the amount of 232. The contract had been entered into in 2006 for a term of 20 years. ArcelorMittal Méditerranée terminated it in July 2010 on the basis that Engie was solely responsible for the delay in the commissioning of the power plant (which suffered from significant malfunctions) constructed for the transformation of steel production gas into electricity. Engie claims that ArcelorMittal was in breach of the contract at the time of the termination due to certain alleged issues with the furnishing and quality of its steel production gas, and therefore unable to terminate the contract based on the sole breaches of Engie. The case was heard before the Commercial Court of Nanterre. In November 2019, the Appeals Court of Versailles determined (having been asked to decide whether a decision by the Commercial Court of Nanterre was in fact an official, formal judgment) that the earlier decision of the Commercial Court of Nanterre was the official first instance decision of the court. As a result, ArcelorMittal was ordered to pay damages of 3 plus interest. In February 2020, Engie filed an appeal.
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
The number of claims outstanding for asbestos exposure at December 31, 2020 was 324 as compared to 337 at December 31, 2019. The range of amounts claimed for the year ended December 31, 2020 was $35,000 to $745,000. The aggregate costs and settlements for the year ended December 31, 2020 were 4.79, of which 0.2 represented legal fees and 4.59 represented damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2019 were 7.77, of which 0.15 represented legal fees and 7.6 represented damages paid to the claimant.
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
On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the

314 Consolidated financial statements
secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 221. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012. By judgment dated February 15, 2017, the Luxembourg Court of Appeal declared all but one of the plaintiffs’ claims inadmissible, remanded the proceedings on the merits to the lower court with respect to the admissible claimant and dismissed all other claims. In June 2017, the plaintiffs filed an appeal of this decision to the Court of Cassation. The Court of Cassation confirmed the Court of Appeal’s judgment on May 18, 2018. The proceedings remain pending before the lower court with the admissible claimant who claims inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 27.
On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at 282), including those who filed the claims before the Luxembourg courts described (and quantified) above. The dismissal of charges (non-lieu) ending the preparatory investigation became final in March 2018. On March 6, 2020 AAA revived its claim before the civil court of Paris on grounds similar to those of the Luxembourg civil claims summarized above, on its behalf and on behalf of the hedge funds who had also filed a criminal complaint, as well as two new plaintiffs. The complaint filed by AAA quantifies the total damages claimed at 479 (€390 million) (including the claims before the Luxembourg courts described above).
9.4 Commitments

	December 31,
	2020	2019
Purchase commitments	13,047	19,697
Guarantees, pledges and other collateral	8,632	7,815
Capital expenditure commitments	354	448
Other commitments	3,143	3,201
Total	25,176	31,161
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
The decrease in purchase commitments in 2020 mainly included the derecognition of purchase commitments of ArcelorMittal USA (7,807 as of December 31, 2019) following its disposal (see note 2.3.1). Purchase commitments included commitments given to associates for 1,276 and 592 as of December 31, 2020 and 2019, respectively. The increase in purchase commitments given to associates mainly included 561 related to the gas supply agreement signed in 2020 with Kryvyi Rih Industrial Gas. Purchase commitments included commitments given to joint ventures for 1,570 and 1,521 as of December 31, 2020 and 2019, respectively. Purchase commitments given to joint ventures included 737 and 852 related to Tameh and 604 and 649 related to Enerfos as of December 31, 2020 and 2019, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 150 and 158 as of December 31, 2020 and 2019, respectively. Additionally, guarantees of 4,477 and 3,836 were given on behalf of joint ventures as of December 31, 2020 and 2019, respectively.
Guarantees given on behalf of joint ventures included 226 and 288 for the guarantees issued on behalf of Calvert, 347 and 346 for the guarantees issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and 242 and 232 (net of 50% counter guarantee from Prime Shipping Investments Limited, an affiliate of DryLog) in relation to outstanding lease liabilities for vessels operated by Global Chartering as of December 31, 2020 and 2019, respectively. Guarantees given on behalf of joint ventures also included 3,088 as of December 31, 2020 corresponding to ArcelorMittal's 60% guarantee of the 5.146 billion ten-year term loan agreement entered into by the AMNS

Consolidated financial statements 315
(millions of U.S. dollars, except share and per share data)
India joint venture with various Japanese banks on March 17, 2020. The guarantee of 2,571 given by the Company as of December 31, 2019 under the 7 billion bridge term facilities agreement in connection with the acquisition of AMNS India expired on March 27, 2020 (see note 6.1.2).
Due to the failure of other shareholders to provide requisite equity funding by December 31, 2018, the Company's joint venture Al Jubail's indebtedness became technically in default as of such date. As of December 31, 2020, this technical default was cured.
As of December 31, 2020, pledges and other collateral mainly relate to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 168 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 103. Pledges of property, plant and equipment were 136 and 155 as of December 31, 2020 and 2019, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 407 and 356 of commitments given on behalf of associates as of December 31, 2020 and 2019, respectively and 173 and 293 of commitments given on behalf of joint ventures as of December 31, 2020 and 2019, respectively.
Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 504 as of December 31, 2019 in relation to the Company's share of the obligation to deliver the follow-on funding for AMNS India in accordance with the second amended joint venture formation agreement. Following the completion of the equity funding of AMNS India on February 13, 2020, the guarantee extinguished. In addition, other sureties, first demand guarantees, letters of credit, pledges and other collateral included 260 with respect to a pledged cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after disposal (see note 6.1.3).
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
In 2016, AMSA committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure commitment was 126 and 139 as of December 31, 2020 and 2019, respectively.
Capital expenditure commitments also included 196 and 250 as of December 31, 2020 and 2019, respectively, for the 1 billion investment program at the Company's Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities. The main investment will be the construction of a new hot strip mill with capacity of approximately 2.5 million tonnes.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environmental authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. As of December 31, 2020, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 49. The non-compliance with ECA would lead to fines amounting to a maximum of 19 and 26 as of December 31, 2020 and 2019, respectively.
As of December 31, 2020, capital expenditure commitments relating to ArcelorMittal Italia included 1,357 industrial capital expenditure commitments over a remaining five-year period focused on blast furnaces, steel shops and finishing lines (1,311 as of December 31, 2019) and 583 environmental capital expenditure commitments (688 as of December 31, 2019).
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 211 and 215 as of December 31, 2020 and 2019, respectively, and mainly related to natural gas and electricity.
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

316 Consolidated financial statements
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
10.1 Income tax expense (benefit)
The components of income tax expense (benefit) are summarized as follows:

	Year ended December 31,
	2020	2019	2018
Total current tax expense	839	786	928
Total deferred tax expense (benefit)	827	(327)	(1,277)
Total income tax expense (benefit)	1,666	459	(349)
The following table reconciles the expected tax expense (benefit) at the statutory rates applicable in the countries where the Company operates to the total income tax expense (benefit) as calculated:

Consolidated financial statements 317
(millions of U.S. dollars, except share and per share data)

	Year ended December 31,
	2020	2019	2018
Net (loss) income (including non-controlling interests)	(578)	(2,391)	5,330
Income tax expense (benefit)	1,666	459	(349)
Income (loss) before tax	1,088	(1,932)	4,981
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries[1]	136	(468)	1,043
Permanent items	714	(993)	(421)
Rate changes	—	340	—
Net change in measurement of deferred tax assets	454	1,201	(1,301)
Tax effects of foreign currency translation	41	14	(47)
Tax credits	(13)	(9)	(17)
Other taxes	267	160	151
Others	67	214	243
Income tax expense (benefit)	1,666	459	(349)
1.Tax expense (benefit) at the statutory rates is based on income (loss) before tax excluding income (loss) from investments in associates and joint ventures.

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

Permanent items	Year ended December 31,
	2020	2019	2018
Taxable reversals of (tax deductible) write-downs on shares and receivables	630	(922)	(498)
Juros sobre o Capital Próprio	(37)	(32)	(73)
Non taxable gain on bargain purchase	—	—	(60)
Taxable income (tax loss) of AMTFS	—	(8)	47
Other permanent items	121	(31)	163
Total permanent items	714	(993)	(421)
Taxable reversals of (tax deductible) write-downs on shares and receivables: in connection with the Company's impairment test for goodwill and property, plant and equipment, the recoverability of the carrying amounts of investments in shares and intragroup receivables is also reviewed annually, resulting in tax deductible write-downs, or taxable reversals of previously recorded write-downs, of the values of loans and shares of consolidated subsidiaries in Luxembourg.
Juros sobre o Capital Próprio: Corporate taxpayers in Brazil, which distribute a dividend can benefit from a tax deduction corresponding to an amount of interest calculated as a yield on capital. The deduction is determined as the lower of the interest as calculated by application of the Brazilian long term interest rate on the opening balance of capital and reserves, and 50% of the income for the year or accumulated profits from the previous year. For accounting purposes, this distribution of interest on capital is regarded as a dividend distribution, while for Brazilian tax purposes it is regarded as tax deductible interest.
Non taxable gain on bargain purchase: in 2018, ArcelorMittal recognized a 209 gain on bargain purchase upon acquisition of ArcelorMittal Italia (see note 2.2.4).
Taxable income of AMTFS: ArcelorMittal Treasury Financial Services S.à r.l. (“AMTFS”), a limited liability company organized under the laws of Luxembourg subject to taxation in Luxembourg on its worldwide income, was a subsidiary of ArcelorMittal Treasury Americas LLC until a transfer to ArcelorMittal S.A in December 2019. Prior to the transfer, AMTFS was also subject to United States federal income tax as a disregarded entity.
Rate changes
The 2019 tax expense from rate changes of 340 is mainly due to the impact of the decrease in the future income tax rate on deferred tax assets in Luxembourg.
Net change in measurement of deferred tax assets
The 2020 net change in measurement of deferred tax assets of 454 mainly consists of derecognition and utilization of deferred tax assets in Luxembourg of 709 following lower income expectation mainly as a result of the disposal of ArcelorMittal USA, recognition of deferred tax assets on current year taxable reversal of write-downs of the value of shares and receivables of consolidated subsidiaries in Luxembourg (630), and 375 net non-recognition and derecognition of deferred tax assets on losses and temporary differences in other tax jurisdictions.
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

318 Consolidated financial statements
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
Tax effects of foreign currency translation
The tax effects of foreign currency translation of 41, 14 and (47) at December 31, 2020, 2019 and 2018 respectively, refer mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes. The 2018 effect is impacted by the elimination of the currency exposure on the deferred tax assets in ArcelorMittal parent company following the change in the currency denomination of the tax losses.
Tax credits
The tax credits are mainly attributable to the Company’s operating subsidiaries in Brazil. They relate to credits claimed on foreign investments, credits for research and development and other credits.
Other taxes
Other taxes mainly include withholding taxes on dividends, services, royalties and interests as well as mining duties in Canada and Mexico, state tax and Base Erosion and Anti-Abuse Tax ("BEAT") in the United States, and Cotisation sur la Valeur Ajoutée des Entreprises ("CVAE'') in France.

Others	Year ended December 31,
	2020	2019	2018
Tax contingencies/settlements	87	225	183
Prior period taxes	(15)	(20)	21
Others	(5)	9	39
Total	67	214	243
In 2020 and 2019, tax contingencies/settlements consist of uncertain tax positions (see note 10.3) respectively for 87 and 225, mainly related to North America and ACIS. The 2018 tax contingencies/settlements consist of uncertain tax positions mainly related to Europe.
10.2 Income tax recorded directly in equity and/or other comprehensive income

	Year ended December 31,
	2020	2019	2018
Recognized in other comprehensive income on:

Deferred tax expense (benefit)
Unrealized gain (loss) on investments in equity instruments at FVOCI	56	—	—
(Loss) gain on derivative financial instruments	(28)	(244)	380
Recognized actuarial (loss) gain	(69)	32	(228)
Foreign currency translation adjustments	(335)	(35)	(106)
	(376)	(247)	46
Recognized directly in equity on:
Current tax expense (benefit)
Realized gain (loss) on investments in equity instruments at FVOCI	4	—	—
Deferred tax expense (benefit)
Realized gain (loss) on investments in equity instruments at FVOCI	9	—	—
	13	—	—

Total	(363)	(247)	46

10.3 Uncertain tax positions
The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied in complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement and disclosure of tax positions are based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows (see note 9).

Consolidated financial statements 319
(millions of U.S. dollars, except share and per share data)
10.4 Deferred tax assets and liabilities
The origin of the deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2020	2019	2020	2019	2020	2019
Intangible assets	15	22	(538)	(720)	(523)	(698)
Property, plant and equipment	73	177	(4,064)	(4,445)	(3,991)	(4,268)
Inventories	277	261	(77)	(209)	200	52
Financial instruments	13	47	(124)	(98)	(111)	(51)
Other assets	162	157	(306)	(408)	(144)	(251)
Provisions	1,240	1,350	(276)	(243)	964	1,107
Other liabilities	458	469	(120)	(70)	338	399
Tax losses and other tax benefits carried forward	9,168	9,984	—	—	9,168	9,984
Tax credits carried forward	133	76	—	—	133	76
Untaxed reserves	—	—	—	(1)	—	(1)
Deferred tax assets / (liabilities)	11,539	12,543	(5,505)	(6,194)	6,034	6,349
Deferred tax assets					7,866	8,680
Deferred tax liabilities					(1,832)	(2,331)

The deferred tax assets recognized by the Company as of December 31, 2020 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	114,266	28,554	9,168	19,386
Tax credits carried forward	745	745	133	612
Other temporary differences	12,029	3,072	2,238	834
Total		32,371	11,539	20,832
The deferred tax assets recognized by the Company as of December 31, 2019 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	105,937	26,504	9,984	16,520
Tax credits carried forward	693	693	76	617
Other temporary differences	15,793	3,799	2,483	1,316
Total		30,996	12,543	18,453
As of December 31, 2020, the majority of the deferred tax assets not recognized relates to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Germany, Luxembourg, Spain, South Africa and USA) with different statutory tax rates. As of each reporting date, ArcelorMittal considers existing evidence, both positive and negative, including the earnings history and results of recent operations, reversals of deferred tax liabilities, projected future taxable income, and planning strategies, that could impact the view with regard to future realization of these deferred tax assets.
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

320 Consolidated financial statements
the character of the income, expiration dates and limitations on the yearly use of tax losses against taxable income.
As at December 31, 2020, the total amount of accumulated tax losses in Luxembourg with respect to the ArcelorMittal S.A. tax integration amounted to approximately 91.3 billion, of which 31.5 billion is considered realizable, resulting in the recognition of 7.9 billion of deferred tax assets at the applicable income tax rate in Luxembourg. As at December 31, 2019, the total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounted to approximately 83.3 billion, of this amount 34.8 billion was considered realizable, resulting in the recognition of 8.7 billion of deferred tax assets at the applicable income tax rate in Luxembourg. Under the Luxembourg tax legislation, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any specific yearly loss utilization limitations. The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of ArcelorMittal’s holding companies in Luxembourg. Of the total tax losses carried forward, 20.2 billion may be subject to recapture in the future if the write-downs that caused them are reversed creating taxable income unless the Company converts them to permanent through sales or other organizational restructuring activities.
The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in Luxembourg. As part of its recoverability assessment the Company has taken into account (i) its most recent forecast approved by management and the Board of Directors, (ii) the likelihood that the factors that have contributed to past losses in Luxembourg will not recur, (iii) the fact that ArcelorMittal in Luxembourg is the main provider of funding to the Company’s consolidated subsidiaries, leading to significant amounts of taxable interest income, (iv) the expected lower interest expenses in Luxembourg driven by the reduction of the Group net debt level, (v) the industrial franchise agreement whereby ArcelorMittal S.A. licenses its business model for manufacturing, processing and distributing steel to group subsidiaries, and (vi) other significant and reliable sources of operational income earned from ArcelorMittal’s European and worldwide operating subsidiaries for centralized distribution and procurement activities performed in Luxembourg. In performing the assessment, the Company estimates at which point in time its earnings projections are no longer reliable, and thus taxable profits are no longer probable. Accordingly, the Company has established consistent forecast periods for its different income streams for estimating probable future taxable profits, against which the unused tax losses can be utilized in Luxembourg.
At December 31, 2020, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 7.9 billion recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 7.9 billion is at least 31.5 billion. Historically, the Company has been able to generate sufficient taxable income and believes that it will generate sufficient levels of taxable income in the coming years to allow the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. Where the Company has had a history of recent losses, it relied on convincing other evidence such as the character of (historical) losses and planning opportunities to support the deferred tax assets recognized.
For the period ended December 31, 2020, ArcelorMittal recorded approximately 90 (December 31, 2019: 79) of deferred income tax liabilities in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realized in the foreseeable future. No deferred tax liability has been recognized in respect of other temporary differences on investments in subsidiaries, associates and interests in joint ventures because the Company is able to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. The amount of these unrecognized deferred tax liabilities is approximately 736.
10.5 Tax losses, tax credits and other tax benefits carried forward
At December 31, 2020, the Company had total estimated tax losses carried forward and other tax benefits of 114.3 billion.
This includes net operating losses and other tax benefits of 8.6 billion primarily related to subsidiaries in Basque Country in Spain, Liberia, Luxembourg, Mexico and the United States, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2021	44	906	950
2022	82	132	214
2023	6	468	474
2024	10	211	221
2025	49	100	149
2025 - 2039	706	5,848	6,554
Total	897	7,665	8,562
The remaining tax losses carried forward and other tax benefits for an amount of 105.7 billion (of which 36.1 billion are recognized and 69.6 billion are unrecognized) are carried

Consolidated financial statements 321
(millions of U.S. dollars, except share and per share data)
forward for unlimited period of time and primarily relate to the Company’s operations in France, Germany, Luxembourg, Spain and South Africa.
At December 31, 2020, the Company also had total estimated tax credits carried forward of 745.
Such amount includes tax credits of 658 (of which 89 recognized and 569 unrecognized) and primarily attributable to subsidiaries in Basque country in Spain which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2021	—	1	1
2022	—	1	1
2023	—	2	2
2024	—	1	1
2025	—	1	1
2025 - 2039	89	563	652
Total	89	569	658
The remaining tax credits for an amount of 87 (of which 44 are recognized and 43 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Brazil and Spain.
Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate, except for Luxembourg where the tax losses are mainly denominated in U.S. dollar. Fluctuations in currency exchange rates could impact the U.S. dollar equivalent value of these tax losses carried forward in future years.
NOTE 11: EQUITY
11.1 Share details
On May 14, 2020 and May 18, 2020, the Company completed an offering of common shares, without nominal value for 750 at a price of $9.27 per share. A Mittal family trust participated in the offerings by contributing an amount of 100 for the shares.
Following the offering of common shares described above with net proceeds of 740 (net of transaction costs of 10), on May 14, 2020, the Company issued 80,906,149 fully paid up shares. The Company allocated 29 to share capital, which increased from 364 at December 31, 2019 to 393 at December 31, 2020 and the remainder of 711 to additional paid-in-capital.
Under the terms of the offerings, there is a 180-day lock-up period for the Company on issuances or sales of shares and securities exchangeable for or convertible into shares, subject to customary exceptions.
The Company’s shares consist of the following:

	December 31, 2018	Movement in year	December 31, 2019	Movement in year	December 31, 2020
Issued shares	1,021,903,623	—	1,021,903,623	80,906,149	1,102,809,772
Treasury shares	(8,335,365)	(1,488,837)	(9,824,202)	(12,251,157)	(22,075,359)
Total outstanding shares	1,013,568,258	(1,488,837)	1,012,079,421	68,654,992	1,080,734,413
The number of issued shares were 1,021,903,623 at December 31, 2018 and 2019, and 1,102,809,772 at December 31, 2020.
Authorized shares
At the Extraordinary General Meeting of shareholders held on May 16, 2018, the shareholders approved the change of currency of the Company's share capital from euro to U.S. dollar. Following this approval, the authorized share capital amounted to 411 represented by 1,151,576,921 ordinary shares without nominal value. As a result of this change, the issued share capital amounted to 364 as of December 31, 2018, based on the exchange rate published by the European Central Bank on May 15, 2018. The difference was transferred to additional paid-in capital. There was no change in the aggregate number of shares issued and fully paid up which continued to amount to 1,021,903,623.
On June 13, 2020, at the Extraordinary General Meeting of shareholders, the shareholders approved an increase of the authorized share capital by 74. As a result, the authorized share capital increased from 411 represented by 1,151,576,921 ordinary shares without nominal value as of December 31, 2019 to 485 represented by 1,361,418,599 ordinary shares without nominal value as of December 31, 2020.
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

322 Consolidated financial statements
On October 30, 2020, the Company completed a share buyback program in connection with the announced sale of 100% of the shares of ArcelorMittal USA. ArcelorMittal repurchased 35,636,253 shares at an average price per share of €11.92 (equivalent to $14.03) for a total value of €425 million (500).
The shares acquired through the buyback program were recognized as treasury shares. On December 15, 2020, ArcelorMittal signed separate, privately negotiated exchange agreements with a limited number of holders of the MCNs for which it delivered 22,653,933 shares out of treasury shares (see note 11.2).
Treasury shares
ArcelorMittal held, indirectly and directly, 22.1 million and 9.8 million treasury shares as of December 31, 2020 and December 31, 2019, respectively.
11.2 Equity instruments and hybrid instruments
Mandatory convertible bonds
On December 28, 2009, the Company issued through Hera Ermac, a wholly-owned subsidiary, 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until 10 business days before the maturity date. Hera Ermac invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental. On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company has extended the conversion date for the mandatory convertible bonds from time to time with the latest extension on December 22, 2020 (resulting in the extinguishment and recognition of a new compound instrument) to January 31, 2024.
On March 29, 2019 and December 18, 2019, the Company repaid notes issued by subsidiaries which were linked to the value of the shares of Erdemir. As of December 31, 2020, the remaining notes were linked to the value of the shares of China Oriental (see note 6.1.5).
On December 22, 2020, as described above the maturity of the mandatory convertible bonds was extended from January 29, 2021 to January 31, 2024. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-
controlling interests for 869 (net of cumulative tax and fees) and other liabilities for 131. The derecognition of the previous instrument and the recognition at fair value of the new instrument resulted in a 178 expense included in financing costs-net in the consolidated statement of operations and a 53 increase in non-controlling interests.
Mandatorily convertible subordinated notes
On May 18, 2020, following the offering of common shares described in note 11.1, the Company completed an offering of mandatorily convertible subordinated notes (“MCNs”) for 1,250. The MCNs have a three year maturity, were issued at 100% of the principal amount and will be mandatorily converted into common shares of the Company upon maturity unless converted earlier at the option of the holders or ArcelorMittal during the conversion period or upon occurrence of certain defined events.
In all cases, ArcelorMittal may exercise its right to convert early, taking precedent over the other options. In case of an early conversion, ArcelorMittal must deliver shares at the “Maximum Conversion Ratio.” The mandatorily convertible notes pay a coupon of 5.50% per annum, payable quarterly in arrears. The minimum conversion price of the mandatorily convertible notes is equal to $9.27, corresponding to the offering price of the shares as described above, and the maximum conversion price is 117.5% of the minimum conversion price or $10.89, subject to certain adjustments. ArcelorMittal intends to use the net proceeds from the offerings for general corporate purposes, to deleverage and to enhance liquidity, thereby building additional resilience going forward in what remains an uncertain environment.
A Mittal family trust participated in the offerings by contributing an amount of 100 for the MCNs.
The Company determined that the MCNs are a hybrid instrument including an equity component and a debt component. The Company assessed whether there is actual economic or other business reasons that it would exercise its option to convert prior to maturity, whether the MCNs would have been priced differently if the early settlement option had not been included in the contractual terms and other factors such as the term of the instrument, the width of the range between the cap and the floor, ArcelorMittal’s share price and the volatility of the share price as important criterion in this conclusion. The early conversion right has economic substance with respect to maintaining the current credit rating if early conversion can help in preventing a rating downgrade. In this event, future savings of credit interest is expected to be more than the cost of early conversion. The debt component of 190 (net of transaction costs of 2) at issuance corresponded to the net present value of the future interest payments and is included in accrued expenses and other liabilities and other long-term

Consolidated financial statements 323
(millions of U.S. dollars, except share and per share data)
obligations. The remaining amount of 1,047 (net of transaction costs of 11) was the equity instrument.
On December 15, 2020, ArcelorMittal signed separate, privately negotiated exchange agreements with a limited number of holders of the MCNs exchanging 247 in aggregate principal amount of MCNs for an aggregate of 22,653,933 treasury shares at the minimum conversion ratio plus 25 paid in cash (including accrued interest on the exchanged MCNs up to, but excluding, the settlement date). The Company allocated the share consideration to the debt (30) and equity (207) components consistent with the original allocation using net present value of the future interest payments at the date of exchange. As of December 31, 2020 and following the exchange, the debt and equity components were 123 and 840 (presented separately in the statements of changes in equity), net of transaction fees respectively.
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
The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
Net (loss) / income attributable to equity holders of the parent	(733)	(2,454)	5,149
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,140	1,013	1,015
Incremental shares from assumed conversion of restricted share units and performance share units (in millions)	—	—	6
Weighted average common shares outstanding (in millions) for the purposes of diluted earnings per share	1,140	1,013	1,021
For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 9 million and 7 million potential common shares from share unit plans for the year ended December 31, 2020 and 2019, respectively; and 1 million and 2 million potential common shares from stock options outstanding for the years ended December 31, 2019 and 2018, respectively, because such share unit plans and stock options are anti-dilutive.
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

Description	Approved by	Dividend per share (in $)	Payout date	Total (in millions of $)
Dividend for financial year 2017	Annual general shareholders’ meeting on May 9, 2018	0.10	June 13, 2018	101
Dividend for financial year 2018	Annual general shareholders’ meeting on May 7, 2019	0.20	June 13, 2019	203
Dividend for financial year 2019	Annual general shareholders’ meeting on June 13, 2020	—	—	—
On June 13, 2020, at the annual general meeting of shareholders, the shareholders approved, as determined by the Board of Directors, that due to impact of the COVID-19 pandemic that it was both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalizes.
On February 11, 2021, the Board proposed to restart the base dividend to shareholders at $0.30 per share (in respect of 2020)
which will be proposed to the shareholders at the annual general meeting of shareholders' in May 2021. It also proposed to return 570 of capital to shareholders through a share buyback program in 2021. This is in addition to the 650 share buyback which commenced on February 15, 2021 to return the proceeds of the partial sale of the Company's shares held in Cleveland-Cliffs as described in note 2.5. The share buyback program was completed on March 3, 2021 with 27,113,321 million shares

324 Consolidated financial statements
repurchased (9,852,980 of which were repurchased from the Significant Shareholder for purposes of maintaining its voting rights for €195 (236)) for a total value of approximately €537 (650) at an approximate average price per share of €19.79.
On March 4, 2021, ArcelorMittal commenced the second share buyback program for an aggregate amount of 570, in-line with the Company’s new capital returns policy. This share buyback program will be completed by December 31, 2021.
11.5 Non-controlling interests
11.5.1 Non-wholly owned subsidiaries that have material non-controlling interests
The tables below provide a list of the subsidiaries which include significant non-controlling interests at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.

Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non- controlling voting rights at December 31, 2020	% of non-controlling interests and non- controlling voting rights at December 31, 2019	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2020	Non-controlling interests at December 31, 2020	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2019	Non-controlling interests at December 31, 2019	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2018
AMSA	South Africa	30.78%	30.78%	(34)	24	(98)	74	29
Sonasid[1]	Morocco	67.57%	67.57%	—	114	—	103	2
ArcelorMittal Kryvyi Rih	Ukraine	4.87%	4.87%	(1)	151	(5)	185	15
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	33	116	28	141	28
Hera Ermac[2]	Luxembourg	—	—	—	855	—	801	—
AMMC	Canada	15.00%	15.00%	127	466	114	486	91
Arceo	Belgium	62.86%	62.86%	2	167	3	154	4
ArcelorMittal Liberia Ltd	Liberia	15.00%	15.00%	28	(222)	18	(250)	(2)
Other				—	286	3	268	14
Total				155	1,957	63	1,962	181
1.Sonasid - ArcelorMittal holds a controlling stake of 50% in Nouvelles Sidérurgies Industrielles. ArcelorMittal controls Nouvelles Sidérurgies Industrielles on the basis of a shareholders’ agreement which includes deadlock arrangements in favor of the Company. Nouvelles Sidérurgies Industrielles holds a 64.86% stake in Sonasid. The total non-controlling interests in Sonasid of 67.57% are the result of ArcelorMittal’s indirect ownership percentage in Sonasid of 32.43% through its controlling stake in Nouvelles Sidérurgies Industrielles.
2.Hera Ermac - The non-controlling interests correspond to the equity component net of transaction fees of the mandatory convertible bonds maturing on January 31, 2024 (see note 11.2).

The tables below provide summarized statements of financial position for the above-mentioned subsidiaries as of December 31, 2020 and 2019 and summarized statements of operations and summarized statements of cash flows for the years ended December 31, 2020, 2019 and 2018.

	December 31, 2020
Summarized statements of financial position	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Current assets	853	214	1,050	200	694	1,566	182	153
Non-current assets	572	114	2,871	112	1,044	2,987	89	150
Total assets	1,425	328	3,921	312	1,738	4,553	271	303
Current liabilities	875	115	619	93	54	515	—	1,583
Non-current liabilities	471	48	354	9	113	633	—	55
Net assets	79	165	2,948	210	1,571	3,405	271	(1,335)

Consolidated financial statements 325
(millions of U.S. dollars, except share and per share data)

	December 31, 2020
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	1,526	324	2,348	650	—	2,746	—	361
Net income (loss)	(110)	(1)	17	75	(208)	849	4	192
Total comprehensive income (loss)	(138)	3	14	79	(208)	747	4	192

	December 31, 2020
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	30	39	697	86	(209)	922	8	223
Net cash provided by / (used in) investing activities	(13)	(5)	(212)	(12)	208	(137)	20	(19)
Net cash provided by / (used in) financing activities	77	(1)	(485)	(65)	1	(870)	(6)	(204)
Impact of currency movements on cash	19	6	(11)	(2)	—	—	5	—
Cash and cash equivalents:
At the beginning of the year	60	53	42	13	—	210	46	1
At the end of the year	173	92	31	20	—	125	73	1
Dividend to non-controlling interests				(27)		(126)	(3)

	December 31, 2019
Summarized statements of financial position	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Current assets	997	188	1,557	225	905	1,434	129	155
Non-current assets	618	102	3,530	148	1,193	3,083	122	123
Total assets	1,615	290	5,087	373	2,098	4,517	251	278
Current liabilities	907	101	1,130	98	298	457	1	1,739
Non-current liabilities	468	39	446	14	76	591	1	46
Net assets	240	150	3,511	261	1,724	3,469	249	(1,507)

	December 31, 2019
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	2,864	366	2,420	761	—	2,655	—	257
Net income (loss)	(319)	(1)	(100)	63	144	766	5	115
Total comprehensive income (loss)	(312)	—	(141)	64	144	761	5	115

326 Consolidated financial statements

	December 31, 2019
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	(35)	9	163	76	857	1,045	9	84
Net cash provided by / (used in) investing activities	(79)	(5)	(270)	(12)	(114)	(332)	17	(18)
Net cash provided by / (used in) financing activities	97	(6)	68	(62)	(743)	(683)	(7)	(65)
Impact of currency movements on cash	5	—	8	—	—	—	—	—
Cash and cash equivalents:
At the beginning of the year	72	55	73	11	—	180	27	—
At the end of the year	60	53	42	13	—	210	46	1
Dividend to non-controlling interests	—	(4)	—	(18)	—	(102)	(5)	—

	December 31, 2018
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	3,440	396	2,497	771	—	2,396	—	132
Net income (loss)	95	4	340	59	(555)	636	6	(12)
Total comprehensive income (loss)	(40)	5	331	62	(555)	642	6	(12)

	December 31, 2018
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	69	22	313	47	38	735	10	(18)
Net cash provided by / (used in) investing activities	132	(5)	(346)	(14)	(38)	(134)	14	(29)
Net cash provided by / (used in) financing activities	(260)	—	50	(27)	—	(579)	(9)	47
Impact of currency movements on cash	(10)	—	(4)	—	—	—	(1)	—
Cash and cash equivalents:
At the beginning of the year	141	38	60	5	—	158	13	—
At the end of the year	72	55	73	11	—	180	27	—
Dividend to non-controlling interests	—	—	—	(18)	—	(87)	(7)	—
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
Transactions with non-controlling interests also include the mandatory convertible bonds (see note 11.2).

Consolidated financial statements 327
(millions of U.S. dollars, except share and per share data)
NOTE 12: RELATED PARTIES
The related parties of the Group are predominately subsidiaries, joint operations, joint ventures, associates and key management personnel (see note 8.1) of the Group. Transactions between the parent company, its subsidiaries and joint operations are eliminated on consolidation and are not disclosed in this note. Related parties include the Significant Shareholder, which is a trust of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries and which owns, together with shares owned directly by Mr. and Mrs. Mittal, 35.64% of ArcelorMittal’s issued ordinary shares.
Transactions with related parties of the Company mainly relate to sales and purchases of raw materials and steel products and were as follows:
12.1 Sales and trade receivables

		Year ended December 31,			December 31,
		Sales			Trade receivables
Related parties and their subsidiaries where applicable	Category	2020	2019	2018	2020	2019
Calvert	Joint Venture	1,488	2,518	2,207	18	5
Gonvarri Steel Industries [1]	Associate	1,395	1,728	2,022	67	42
Borçelik	Joint Venture	312	474	536	15	20
ArcelorMittal CLN Distribuzione Italia	Joint Venture	304	483	511	6	57
Bamesa	Associate	226	365	383	27	32
I/N Kote [2]	Other	226	321	329	—	2
ArcelorMittal RZK Çelik Servis Merkezi	Joint Venture	167	225	136	14	13
Aperam	Other	155	172	278	19	16
Coils Lamiere Nastri (C.L.N.)	Associate	146	247	265	7	10
Tuper	Joint Venture	128	147	155	36	43
WDI [3]	Associate	106	105	148	1	1
Tameh	Joint Venture	64	109	110	6	8
SSC Tanger	Associate	49	55	53	1	1
Al Jubail	Joint Venture	4	25	115	4	—
Macsteel [4]	Other	—	—	470	—	—
Other		372	468	541	48	48
Total		5,142	7,442	8,259	269	298
1.Gonvarri Steel Industries includes ArcelorMittal Gonvarri Brasil Productos Siderúrgicos which is a joint venture.
2.I/N Kote was divested on December 9, 2020 upon completion of ArcelorMittal USA sale (see note 2.3.1).
3.WDI includes Westfälische Drahtindustrie Verwaltungsgesellschaft mbH & Co. KG and Westfälische Drahtindustrie GmbH.
4.Macsteel was sold on October 31, 2018.

328 Consolidated financial statements
12.2 Purchases and trade payables

		Year ended December 31,			December 31,
		Purchases			Trade payables
Related parties and their subsidiaries where applicable	Category	2020	2019	2018	2020	2019
Tameh	Joint Venture	171	273	344	37	22
Global Chartering	Joint Venture	138	—	—	8	12
Calvert	Joint Venture	124	127	107	9	41
Baffinland [1]	Associate	64	16	28	52	1
Aperam	Other	56	47	85	8	7
CFL Cargo	Associate	54	63	59	16	17
Exeltium	Associate	50	52	54	12	—
Baycoat	Joint Venture	46	47	43	7	8
Sitrel	Joint Venture	29	49	41	—	1
Gonvarri Steel Industries [2]	Associate	19	22	35	17	15
Al Jubail	Joint Venture	16	53	42	7	4
Other		384	343	278	99	123
Total		1,151	1,092	1,116	272	251
1.Baffinland was classified as an associate as of October 31, 2017 (see note 2). Following a legal reorganization in September 2020, the Company holds an indirect interest in Baffinland through Nunavut Iron Ore Inc.
2.Gonvarri Steel Industries includes ArcelorMittal Gonvarri Brasil Productos Siderúrgicos which is a joint venture.
12.3 Other transactions with related parties
At December 31, 2019, subsequent to the ArcelorMittal's sale of a 50% controlling interest in Global Chartering to DryLog (see note 2.3.1), the Company signed a 10 year freight contract with Global Chartering, whereby ArcelorMittal agreed to provide cargo up to 16.8 million tonnes annually for shipping, representing 80% of the capacity of Global Chartering at that time. As of December 31, 2019, the Company also had an outstanding short-term loan of 127 granted to Global Chartering, which was repaid in 2020 following the sale-and-lease back of three vessels owned by Global Chartering.
At December 31, 2020, the shareholder loans granted by the Company to Al Jubail, with various maturity dates, had a carrying value of 109 (see note 2.4.3).
As of December 3, 2014, ArcelorMittal Calvert LLC signed a member capital expenditure loan agreement with the joint venture Calvert and as of December 31, 2020, the loans amounted to 178 including accrued interest. The loans bear interest from 2.28% to 4.77% and have various maturity dates ranging from less than 1 to 25 years.
On November 8, 2019, Baffinland entered into an agreement with a bank to finance up to 6 million tonnes at 78% of the value of the iron ore produced and hauled to the port of Milne Inlet by Baffinland up to a limit of 450. This arrangement was renewed on December 1, 2020.
ArcelorMittal's shared operator rights terminated on June 30, 2018 and the Company retained marketing rights until December 31, 2019. For the duration of 2020, ArcelorMittal provided transitional marketing services to Baffinland.
Following the Indian Supreme Court ruling dated October 4, 2018, ArcelorMittal completed a series of payments to the financial creditors of KSS Petron to clear overdue debts (see note 4.6). AMNS India has the right to enforce the KSS Petron debt on behalf of the Company for an outstanding amount of 136 as of December 31, 2020.
NOTE 13: SUBSEQUENT EVENTS
On February 11, 2021, the Board of Directors of ArcelorMittal announced that, effective immediately, Aditya Mittal, currently President, CFO and CEO ArcelorMittal Europe, will become Chief Executive Officer of the Company. Mr. Mittal, who founded the Company in 1976 and is currently Chairman and CEO will become Executive Chairman. In this position, he will continue to lead the Board of Directors and work together with the CEO and management team. The CEO Office will be renamed Executive Office, consisting of the Executive Chairman and the CEO. As a result of these developments, Genuino Christino, who joined the Company in 2003 and has held the position of Head of Finance since 2016, will become Chief Financial Officer.