Form 20-F
period 2021-12-31
ArcelorMittal
filed 2022-03-11
CIK 1243429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
910,893,202
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
Yes ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer," "accelerated filer" and "emerging growth company” in Rule 12b-2 of the Exchange Act.
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
Item 17  ☐   Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No  ☒

Form 20-F Cross Reference Guide

Item	Form 20-F Caption	Reference in current report	Page
Presentation of financial and certain other information		Glossary - definitions, terminology and principal subsidiaries	242
Cautionary statement regarding forward-looking statements		Cautionary statement regarding forward-looking statements	12
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offers Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
A.	[Reserved]	Not applicable
B.	Capitalization and indebtedness	Not applicable
C.	Reasons for the offer and use of proceeds	Not applicable
D.	Risk factors	Risk Factors	18
Item 4.	Information on the Company
A.	History and development of the Company	History and development of the Company, Key transactions and events in 2021 and recent developments, Capital expenditures, Sources and uses of cash	6, 13, 103 and 170
B.	Business overview	Business strategy, Market information, Competitive strengths, Sustainable development, Products, Sales and marketing, Insurance, Intellectual property, Government regulations	7, 13, 40, 46, 68, 72, 73 and 73
C.	Organizational structure	Organizational structure	85
D.	Property, plants and equipment	Property, plant and equipment, Capital expenditures, Reserves and Resources (iron ore and coal)	87, 103 and 105
Item 4A.	Unresolved staff comments	None
Item 5.	Operating and Financial Review and Prospects
A.	Operating results	Key factors affecting results of operations, Operating results	132 and 154
B.	Liquidity and capital resources	Liquidity and capital resources	166
C.	Research and development, patents and licenses, etc.	Competitive strengths, Research and development	7, 41
D.	Trend information	Outlook	174
E.	Critical Accounting Estimates	Critical accounting policies and use of judgments and estimates	153
Item 6.	Directors, Senior Management and Employees
A.	Directors and senior management	Directors and senior management	176
B.	Compensation	Compensation	183
C.	Board practices/corporate governance	Corporate governance, Directors and senior management	205, 176
D.	Employees	Employees	199
E.	Share ownership	Management share ownership, Compensation	216, 183
Item 7.	Major Shareholders and Related Party Transactions
A.	Major shareholders	Major shareholders	214
B.	Related party transactions	Related party transactions	217
C.	Interest of experts and counsel	Not applicable
Item 8.	Financial Information
A.	Consolidated statements and other financial information	Consolidated financial statements as of and for the year ended December 31, 2021, Export sales, Legal proceedings	248, 152
B.	Significant changes	Not applicable
Item 9.	The Offer and Listing
A.	Offer and listing details	Markets	218
B.	Plan of distribution	Not applicable

C.	Markets	Markets	218
D.	Selling shareholders	Not applicable
E.	Dilution	Not applicable
F.	Expenses of the issue	Not applicable
Item 10.	Additional Information
A.	Share capital	Share capital	221
B.	Memorandum and articles of association	Memorandum and Articles of Association	222
C.	Material contracts	Material contracts	231
D.	Exchange controls	Exchange controls and other limitations affecting security holders	232
E.	Taxation	Taxation	233
F.	Dividends and paying agents	Paying agents and Earnings distribution	218, 169
G.	Statements by experts	Reserves and Resources (iron ore and coal) and Exhibits 15.1, 15.2, 15.3,15.4, 15.5, 15.6, 15.7, 15.8, 15.9, 15.10, 15.11, 15.12 and 15.13	105, 245
H.	Documents on display	History and development of the Company	6
I.	Subsidiary information	Not applicable
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	Disclosures about market risk	172
Item 12.	Description of Securities Other Than Equity Securities
A.	Debt Securities	Not applicable
B.	Warrants and Rights	Not applicable
C.	Other Securities	Not applicable
D.	American Depositary Shares	New York Registry Shares	218
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Evaluation of disclosure controls and procedures, Management’s report on internal control over financial reporting	237 and 238
Item 16A.	Audit committee financial expert	Corporate governance	205
Item 16B.	Code of Ethics	Corporate governance — Code of Business Conduct	205
Item 16C.	Principal Accountant Fees and Services	Principal accountant fees and services	241
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of equity securities by the issuer and affiliated purchasers	219
Item 16F.	Change in Registrant’s Certifying Accountant	Change in registrant’s certifying accountant	238
Item 16G.	Corporate Governance	Corporate governance	205
Item 16H	Mine Safety Disclosure	Not applicable
Part 16l	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	Not applicable
Part III
Item 17.	Financial statements	Consolidated financial statements	248
Item 18.	Financial statements	Consolidated financial statements	248
Item 19.	Exhibits	Exhibits	245

Management report	6
Introduction
Company overview
ArcelorMittal is one of the world’s leading integrated steel and mining companies. ArcelorMittal is the largest steel producer in Europe and among the largest in the Americas, second largest in Africa and the sixth largest steel producer in the CIS region and has a smaller but growing presence in Asia.
*Iron ore production includes production from ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P. ("AMMC"), AM Liberia ("AML") and captive mines.
The Company's key metrics above in 2020 include the U.S. operations prior to their sale on December 9, 2020:

U.S. operations (in million tonnes)	Crude steel	Iron ore
Production	9.93	5.83
Shipments	9.14	5.53
ArcelorMittal has steel-making operations in 16 countries on four continents, including 37 integrated and mini-mill steel-making facilities. As of December 31, 2021, ArcelorMittal had approximately 158,000 employees.
ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 155 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce various types of mining products including iron ore lump, fines, concentrate, pellets, sinter feed and coking coal.
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
History and development of the Company
ArcelorMittal results from the merger in 2007 of its predecessor companies Mittal Steel Company N.V. and Arcelor, each of which had grown through acquisitions over many years. Since its creation ArcelorMittal has experienced periods of external growth as well as consolidation and deleveraging (including through divestment).
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
ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 30% of its crude steel was produced in the Americas, approximately 53% was produced in Europe and approximately 17% was produced in other countries, such as Kazakhstan, South Africa and Ukraine in 2021. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations are present in North and South America,

7	Management report
Africa, Europe and the CIS region and captive mines are integrated with the Company's global steel-making facilities.

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
Market leader in steel. ArcelorMittal had annual achievable production capacity of approximately 82.7 million tonnes of crude steel for the year ended December 31, 2021. Steel shipments for the year ended December 31, 2021 totaled 62.9 million tonnes. ArcelorMittal has significant operations in many countries which are described in "Properties and capital expenditures". In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).
The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 155 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. The Company is a strategic partner to several of the major original equipment manufacturers (“OEMs”) and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.
A world-class mining business. ArcelorMittal has a global portfolio of 12 operating units with mines in operation and development and is among the largest iron ore producers in the world. In 2021, ArcelorMittal sourced a large portion of its raw materials from its own mines and facilities including finance leases. The table below reflects ArcelorMittal's self-sufficiency through its mining operations in 2021.

Millions of metric tonnes [3]	Consumption	Sourced from own mines/facilities[2]	Other sources	Self-sufficiency %
Iron ore	86.5	50.6	35.9	59%
PCI & coal[1]	34.8	3.3	31.5	9%
Coke	20.7	19.4	1.3	94%
Scrap & DRI	29.8	14.9	14.9	50%
1.Includes coal only for the steelmaking process and excludes a small proportion of ArcelorMittal's consumption of PCI and coal was 6.75 million tonnes and 29.6 million tonnes, respectively, for the year ended December 31, 2021.
2.Assumes 100% consumption of ArcelorMittal's iron ore and coal production.
3. Includes consumption of ArcelorMittal Italia until April 14, 2021.
The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine, South Africa and through its joint venture in India and associate in Canada (Baffinland). It has coal mining activities in Kazakhstan. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, metallurgical coals including hard and weak coals. In addition, ArcelorMittal produces substantial amounts of direct reduced iron ("DRI") which is a scrap substitute used in its mini-mill facilities to supplement external metallic purchases. As of December 31, 2021, ArcelorMittal’s iron ore reserves (including reserves at mines where ArcelorMittal owns less than 100%, based on ArcelorMittal's ownership percentage even if ArcelorMittal is entitled to mine all the reserves, and including reserves for which use is restricted) were estimated at 3,942 million tonnes run of mine and its total coking coal reserves were estimated at 210 million tonnes run of mine. See “Property, Plant and

Management report	8
Equipment—Reserves and resources (iron ore and coal)” for a detailed list of the entities with mineral reserves and resources and ownership structure. The Company’s long-life iron ore and coal reserves and resources provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. The seaborne iron ore mining business is managed as a separate segment which enhances ArcelorMittal’s ability to optimize capital allocation.
ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own, or partially owned, 15 deep-water port facilities and linked railway sidings.
Market-leading automotive steel business. ArcelorMittal has a leading market share with approximately 17% of the worldwide market share in the automotive steel business as of December 31, 2021, and is a leader in the fast-growing advanced high strength steels ("AHSS") segment, specifically for flat products. ArcelorMittal is the first steel company in the world to embed its own engineers within an automotive customer to provide engineering support. The Company begins working with OEMs as early as five years before a vehicle reaches the showroom, to provide generic steel solutions, co-engineering and help with the industrialization of the project. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide well-engineered solutions that help make vehicles lighter, safer and more fuel-efficient.
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
In 2020, ArcelorMittal was OEM qualified for galvanized Fortiform® 980 material, and sourced for the first time ever on all new vehicle platforms launching throughout 2021. Fortiform® 980 is an advanced grade of steel designed specifically for the auto industry, it offers leading-edge formability and strength with superior weldability. It is produced at the Company's joint venture facility in Calvert, Alabama, USA. In 2021, the automotive industry’s priority turned towards the simplification of the vehicle manufacturing complexity linked to the rising importance of electrical vehicles. ArcelorMittal’s response is the Multi-Part Integration ("MPI") concept integrating a large number of parts into one single component combining PHS (Usibor®) and laser welding technology. Examples of MPI are the rear H-Frame and the double door ring.
Sustainability (with focus on CO2 emission reduction in the supply chain) has become a key requirement in the automotive industry linked to the importance of sustainability in the holistic electrical vehicle marketing concept. In 2021, ArcelorMittal has launched two solutions under the XCarb™ brand: XCarb™ green steel certificates and XCarb™ recycled & renewable produced, which was well received in industry and automotive markets.
For further details on the new products under development, see "Business overview—Research and development”.

9	Management report
Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.
•Diversified production process. In 2021, approximately 52.9 million tonnes of crude steel were produced through the basic oxygen furnace process and approximately 16.2 million tonnes through the electric arc furnace ("EAF") process. This provides ArcelorMittal with greater flexibility in its raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.
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
Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. In line with its deleveraging focus at the time, it announced in August 2019 that it had identified opportunities to unlock up to $2 billion in value from its asset portfolio over the then- following two years. In 2020, the Company completed its goal with the sale of ArcelorMittal USA to Cleveland-Cliffs.
In 2020, the Company successfully reduced fixed costs, including through temporary measures, in line with lower production resulting from the impacts of the COVID-19 pandemic. This reduction was achieved through significant savings in labor cost (including temporary salary reductions, utilizing the available economic unemployment schemes to match workforce to operating rates, temporary layoffs, reduction/elimination of contractors, reduced overtime, etc.), reduction in repairs and maintenance expenses (given lower operating rates) and savings in selling, general and administrative expenses. The comprehensive measures taken to “variabilize” fixed costs were critical to protecting profitability and cash flows. As economic activity recovered during the year, the Company responded by restarting or increasing production, leading to the reversal of some of these temporary savings. At the same time, the Company remained focused on structural cost improvements to appropriately position its fixed cost base for the post-COVID-19 operating environment. These savings were expected to limit the increase in fixed costs as activity and production levels recover, thus leading to lower fixed costs per tonne. In total, $1.0 billion of structural cost improvements were identified within this fixed cost reduction program which was expected to be fully realized in 2022. In 2021, the Company achieved $0.6 billion of fixed cost savings relating to its previously announced $1.0 billion structural improvement plan. Savings were achieved through productivity gains and footprint optimization (following closures at Krakow, coke plant in Florange, and Saldanha); and SG&A savings including a 20% reduction in corporate office costs including headcount reduction. The Company did not make progress against its plan related to repairs and maintenance following the decision taken to maintain such expenditures at higher levels to ensure operational reliability.
In February 2022, the Company has announced a new three year $1.5 billion value plan focused on creating value through well-defined commercial and operational initiatives. This plan does not include the impact of strategic capital expenditure projects (which will be followed separately). The plan includes commercial initiatives, including volume/mix improvements and operational improvements (primarily in variable costs). The plan aims at protecting operating income potential of the business

Management report	10
from rising inflationary pressures, improving its relative competitive position vis-a-vis its peers and supporting sustainably higher profits.
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
In recent years, the Company has focused on improving its costs through its Action 2020 program and non-core asset disposals as well as through some strategic M&A activity. In 2020, the Company sold ArcelorMittal USA and on April 14, 2021, Company has created a joint venture (Acciaierie d'Italia) with the Italian government. For further details please see "Key transactions and events in 2021".
The Company has announced a new three year $1.5 billion value plan focused on creating value through well-defined commercial and operational initiatives (see above).
Sustainability leadership.
ArcelorMittal is committed to leading the industry’s efforts to decarbonize, and to be part of the solution to the world reaching net-zero by 2050. In addition to its 2050 net-zero target, the Company has recently set a group target of reducing its CO2 emissions intensity by 25% by 2030, and in its European operations, by 35% by 2030 (scope 1 and 2 emissions). As innovation is central to the Company's success with the onus it places on research and development ("R&D") ensuring ArcelorMittal is at the forefront of the evolution of steelmaking processes and products, the Company has developed the industry’s broadest and most flexible suite of low-emissions steelmaking technologies and has integrated them into two pathways, Smart Carbon and Innovative-DRI, both of which hold the potential to deliver carbon-neutral steelmaking.
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
Grand Duchy of Luxembourg
Telephone: +352 4792-1
ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal Sales & Administration LLC
833 W. Lincoln Highway, Suite 200E,
Schererville, IN 46375
Telephone: +219 256 7303
Internet site
ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained on or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site and to any other Internet sites (other than to specific documents furnished to or filed with the SEC and specifically incorporated by reference herein) are inactive textual references and are for information only.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.
ArcelorMittal produces a range of publications to inform its shareholders. These documents are available in various formats: they can be viewed online or downloaded. Please refer to www.arcelormittal.com, where they can be located within the Investors menu, under Financial Reports, or within the Corporate Library.
Any request for documents may be sent to: company.secretary@arcelormittal.com or ArcelorMittal’s registered office.
Sustainable development
ArcelorMittal’s sustainable development information is detailed in the Integrated Annual Review that will be published during the second quarter of 2022 and will be available within the Corporate Library on www.arcelormittal.com. For further information, please refer to the section "Sustainable Development".

11	Management report
ArcelorMittal as parent company of the ArcelorMittal group
ArcelorMittal, incorporated under the laws of Luxembourg, is the parent company of the ArcelorMittal group and is expected to continue this role during the coming years. The Company has no branch offices.
Listings
ArcelorMittal’s shares (also referred to as "ordinary shares" or "common shares" throughout this report) are traded on several exchanges: New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). Its primary stock exchange regulator is the Luxembourg CSSF ("Commission de Surveillance du Secteur Financier"). ArcelorMittal’s CSSF issuer number is E-0001.
ArcelorMittal’s 5.50% Mandatorily Convertible Subordinated Notes ("MCNs") due 2023 issued in May 2020 are listed on the New York Stock Exchange.
Indexes
ArcelorMittal is a member of more than 145 indices including: STOXX Europe 600, S&P Europe 350, CAC40, MSCI Pan-Euro, Bloomberg World Index, IBEX 35, Euronext Paris CAC Basic Materials Index, DAXglobal Steel EUR Price and Euronext Amsterdam AEX Basic Materials Index. Recognized for its commitments to sustainable development, ArcelorMittal is also included in the FTSE4Good Index, Euronext Vigeo Europe 120 and the Euronext Most Advanced Benelux 20. Further, ArcelorMittal has been participating in CDP Climate since 2005 and the United National Global Compact since 2003.
Share price performance
During 2021, the price of ArcelorMittal shares increased by 38% in dollar terms compared to 2020 year on year; the chart below shows a comparison between the performance of ArcelorMittal’s shares and the Eurostoxx600 Basic Resource (SXPP).
Capital return policy
On June 8, 2021, at the annual general meeting of shareholders, the shareholders approved the dividend of $0.30 per share proposed by the Board of Directors. The dividend amounted to $325 million and was paid on June 15, 2021.
In accordance with its capital return policy, the Company expects to pay a base annual dividend (to be progressively increased over time). In addition, 50% of the amount of free cash flow (calculated as net cash provided by operating activities less purchases of property, plant and equipment and intangibles ("capital expenditures") less dividends paid to non-controlling shareholders) remaining after paying the base annual dividend is allocated to a share buyback program to be completed over the subsequent 12 month period. Should the ratio of net debt to operating income (loss) less depreciation, impairment and special items be greater than 1.5x then the share buyback will not be made.
During 2021, as part of its capital return policy, ArcelorMittal completed early redemptions of MCNs in the amount of $1.2 billion as well as five consecutive share buyback programs

Management report	12
corresponding to the repurchase of 170.9 million shares for a total amount of €4.4 billion ($5.2 billion). Including the $0.5 billion share buyback program that was completed on October 30, 2020, the Company returned since then and through 2021 in total $7.2 billion to shareholders under the above-mentioned capital return policy.
In February 2022, the Board of Directors recommended an increase of the base annual dividend to $0.38/share (from $0.30/share paid in 2021) to be paid in June 2022, subject to the approval of shareholders at the annual general meeting of shareholders in May 2022. In addition, the Company has initiated a new $1.0 billion share buyback program for first half of 2022. This is the maximum based on the current authorization provided by shareholders at the annual general meeting of shareholders in June 2021. Additional authorization to repurchase shares will be sought from shareholders at the 2022 annual general meeting of shareholders.
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
ArcelorMittal’s senior management plans to meet investors and shareholder associations in road shows throughout 2022.
Depending on their geographical location, investors may use the following e-mails or contact numbers to reach the investor relations team:

investor.relations@arcelormittal.com	+44 203 214 2893
privateinvestors@arcelormittal.com	+44 203 214 2893
creditfixedincome@arcelormittal.com	+33 1 7192 1026
Sustainable responsible investors
The Investor Relations team is also a source of information for the growing sustainable responsible investment community. The team organizes special events on ArcelorMittal’s corporate responsibility strategy and answers all requests for information sent to the Group investor.relations@arcelormittal.com or may be contacted at +44 203 214 2893.
Financial calendar
The schedule is available on ArcelorMittal’s website www.arcelormittal.com under Investors>Financial calendar.

Financial results*:
Results for the 1st quarter 2022	May 5, 2022
Results for the 2nd quarter 2022 and 6 months 2022	July 28, 2022
Results for the 3rd quarter 2022	November 10, 2022
Meeting of shareholders:
Annual general meeting of shareholders	May 4, 2022
* Earnings results are issued before the opening of the stock exchanges on which ArcelorMittal is listed.
Contact the investor relations team on the information detailed above or please visit www.arcelormittal.com/corp/investors/contact.
Cautionary Statement Regarding Forward-Looking Statements
This annual report contains forward-looking statements based on estimates and assumptions. This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of ArcelorMittal, including its subsidiaries. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of ArcelorMittal.
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

13	Management report
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
Financial information
This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2021 and 2020, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2021, 2020 and 2019. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
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
Key transactions and events in 2021
During 2021, ArcelorMittal completed several financing and liability management transactions. Please refer to the "Business overview - Liquidity and capital resources" and "Business overview - Financings" of this report for a summary of these transactions.
•On February 9, 2021, ArcelorMittal announced an agreement to sell 40 million Cleveland-Cliffs shares for total gross proceeds of $652 million (net proceeds of $16.12 per share) as part of a combined primary and secondary public offering of Cleveland-Cliffs shares. Following the sale, ArcelorMittal continued to hold 38.2 million common shares in addition to preferred shares redeemable at Cleveland-Cliffs's option for 58 million common shares. On June 18, 2021, ArcelorMittal announced the conclusion of the sale of its remaining 38.2 million common shares in Cleveland-Cliffs Inc. The proceeds from the sale of Cleveland-Cliffs common shares were returned to shareholders via a new $750 million share buyback program of ArcelorMittal common shares. On July 28, 2021, ArcelorMittal announced it had received $1.2 billion in cash from Cleveland-Cliffs following the purported redemption of Cleveland-Cliffs preferred shares ($1.3 billion following a final review of the redemption notice). The redemption of the preferred stock by Cleveland-Cliffs brought the total cash proceeds from the sale of ArcelorMittal USA to $3.2 billion, all of which have been returned to ArcelorMittal shareholders via share buybacks.
•On February, 11, 2021, the Board of Directors of ArcelorMittal announced, effective immediately, that Aditya Mittal, formerly President, CFO and CEO ArcelorMittal Europe, would become Chief Executive Officer of the Company. Lakshmi N. Mittal, who founded the Company in 1976 and was Chairman and CEO, became Executive Chairman. In this position Mr. Lakshmi N. Mittal continues to lead the Board of Directors and work together with the CEO and management team. The CEO Office was

Management report	14
renamed Executive Office, consisting of the Executive Chairman and the CEO. As a result of these developments, Genuino Christino, who joined the Company in 2003 and had held the position of Head of Finance since 2016, became CFO.
•On March 4, 2021, ArcelorMittal announced the completion of its first share buyback program under the authorization given by the annual general meeting of shareholders held on June 13, 2020. By market close on March 3, 2021, the Company had repurchased 27.1 million shares for a total amount of €537 million ($650 million) at an average price per share of €19.79 (equivalent to $23.97).
•On March 17, 2021, ArcelorMittal announced the launch of its first three XCarb™ initiatives as part of the Company's journey to deliver on its 2050 net zero commitment. XCarb™ will ultimately bring together all of ArcelorMittal's reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. To support its launch, ArcelorMittal announced three XCarb™ branded initiatives:
•‘XCarb™ green steel certificates’, which will enable the Company to support its customers as they seek to reduce their Scope 3 emissions. CO2 savings achieved through technology investments at ArcelorMittal Europe - Flat Products operations are aggregated, independently assured, and then converted into XCarb™ green steel certificates which customers can attach to their physical orders of steel, enabling them to report a reduction in their Scope 3 carbon emissions in accordance with the GHG Protocol Corporate Accounting and Reporting Standard. The Company anticipates it will have 600,000 tonnes of equivalent green steel tonnes available by the end of 2022.
•‘XCarb™ recycled and renewably produced’ has been designed for products made via the Electric Arc Furnace (‘EAF’) route using scrap steel. Recycled and renewably produced means that the physical steel was made with recycled material (scrap) using renewable electricity, giving it an extremely low CO2 footprint that can be as low as approximately 300kg of CO2 per tonne of finished steel when the metallics are 100% scrap. This customer offer is for both flat and long products. The electricity used in the steelmaking process is independently verified, with a ‘Guarantee of Origin’ given that it is from renewable sources.
•‘XCarb™ innovation fund’: ArcelorMittal has launched an innovation fund which will invest up to $100 million annually in groundbreaking companies developing pioneering or breakthrough technologies that will accelerate the steel industry's transition to carbon neutral steelmaking.
•On March 29, 2021, ArcelorMittal announced that it is planning to build a large-scale industrial plant for the DRI and EAF-based steelmaking at its site in Bremen, as well as an innovative DRI pilot plant in addition to EAF in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure. Using green hydrogen, up to 3.5 million tonnes of steel could be produced by the Bremen and Eisenhüttenstadt sites by 2030, with significantly lower CO2 emissions. Depending on the amount of hydrogen available, CO2 savings of more than 5 million tonnes could be possible. The technology conversion requires investments in the range of €1-1.5 billion.
•On April 14, 2021, pursuant to the investment agreement of December 10, 2020 forming a public-private partnership between Invitalia - Agenzia nazionale per l'attrazione degli investimenti e lo svliuppo d'impresa SpA ("Invitalia"), an Italian state-owned company, and AM InvestCo Italy SpA ("AM InvestCo"), ArcelorMittal's subsidiary party to the lease and purchase agreement for the Ilva business, Invitalia invested €400 million ($476 million) of new equity into AM InvestCo, providing Invitalia with a 38% shareholding, equal voting and governance rights and therefore joint control. Going forward, AM InvestCo, thereupon renamed Acciaierie d'Italia Holding, will operate independently and as such will have its own funding plans. Accordingly, as of April 14, 2021, the Company derecognized the assets and liabilities of Acciaierie d'Italia Holding and its subsidiaries from its consolidated statement of financial position and accounted for its 62% interest in the joint venture under the equity method. The investment agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d'Italia Holding, subject to certain conditions precedent to be met by May 2022. At this point, Invitalia’s shareholding in Acciaierie d'Italia would increase to 60%. ArcelorMittal may need to invest up to €70 million to the extent necessary to retain a 40% shareholding and joint control over the company.
•ArcelorMittal announced on June 18, 2021 the completion of its second share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 13, 2020 and June 8, 2021. At market closure on June 17, 2021, ArcelorMittal had repurchased 17.8 million shares for a total value of approximately €469 million (equivalent to $570 million) at

15	Management report
an average price per share of €26.27 (equivalent to $31.94).
•On June 28, 2021, as previously announced in ArcelorMittal’s first quarter 2021 financial results, following the Company’s steps to streamline and optimize its business, primary responsibility for the management of its captive mining operations (those mining operations which primarily serve the Company’s steel operations) was moved from its Mining segment to the relevant steel segment. The Mining segment retains responsibility for the operation of the seaborne-oriented mining operations at AMMC and Liberia and continues to provide technical support to all mining operations within the Company.
•ArcelorMittal announced on July 7, 2021 the completion of its third share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 13, 2020 and June 8, 2021. At market closure on July 5, 2021, ArcelorMittal had repurchased 24.5 million shares for a total value of €630 million (equivalent to $750 million) at an average price per share of €25.77 (equivalent to $30.66).
•On July 13, 2021, ArcelorMittal signed a memorandum of understanding with the Spanish Government for a €1 billion investment in decarbonization technologies at ArcelorMittal Asturias’ plant in Gijón (Spain). New DRI and electrical arch furnace installations will reduce CO2 emissions at ArcelorMittal’s Spanish operations by up to 4.8 million tonnes, which represents approximately 50% of emissions, within the next five years. The DRI installation in Gijón will also enable ArcelorMittal Sestao to be the world’s first full-scale zero carbon-emissions steel plant.
•On July 20, 2021 ArcelorMittal announced that it had achieved ResponsibleSteel™ site certification in Belgium, Germany and Luxembourg. The Company’s steelmaking sites in ArcelorMittal Belgium (Geel, Genk, Ghent and Liège), Luxembourg (Belval, Differdange and Rodange) and Germany (Bremen and Eisenhüttenstadt) are the first steel plants globally to be independently audited and found to meet the standards required for ResponsibleSteel, the industry’s first global multi-stakeholder standard and certification initiative. The ResponsibleSteel audit process enables each site to prove that its production processes meet rigorously defined standards across a broad range of social, environmental and governance criteria including climate change and greenhouse gas emissions, water stewardship and biodiversity, human rights and labor rights, community relations and business integrity.
•On July 30, 2021, ArcelorMittal announced with the Canadian Government its intention for a CAD$1.8 billion investment in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton. The intended investments will reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3 million tonnes, which represents approximately 60% of emissions. At the heart of the plan is a 2.5 million tonne capacity DRI facility and an EAF facility capable of producing 2.4 million tonnes of high-quality steel through its existing secondary metallurgy and secondary casting facilities. Modification of the existing EAF facility and continuous casters will also be undertaken to align productivity, quality and energy capabilities between all assets in the new footprint. The investment was contingent on support from the governments of Canada and Ontario. The Canadian Government announced on July 30, 2021 that it would invest CAD$400 million in the project and on February 15, 2022, the Government of Ontario announced that it would invest CAD$500 million in the project. This secures project funding and firms up the investment. The project is scheduled to be complete by 2028, although the Company is looking for opportunities to accelerate the project timelines. Besides a considerable reduction of CO2 emissions, the new manufacturing processes contribute deliver other positive environmental impacts including the elimination of emissions and flaring from coke making and ironmaking operations.
•On August 4, 2021 and September 22, 2021, in line with the authorization granted by the extraordinary general meeting of shareholders held on June 8, 2021, the Board of ArcelorMittal decided to cancel 70 million and 50 million treasury shares, respectively, to keep the number of treasury shares within appropriate levels. This cancellation also takes into account the $2.2 billion share buyback announced on July 29, 2021. As a result of these cancellations, ArcelorMittal had 982,809,772 shares in issue (compared to 1,102,809,772 before the cancellation).
•On September 10, 2021, the Liberian Government and ArcelorMittal signed an amendment to the Mineral Development Agreement ("MDA"). The agreement is currently under the legislative ratification process. The expansion project - which encompasses processing, rail and port facilities - would be one of the largest mining projects in West Africa. The capital required to finalize the project is expected to be approximately $0.8 billion (currently under review given impacts of inflation and enlarged scope), as it is effectively a brownfield expansion. The expansion project includes the construction of a new concentration plant and the substantial expansion of mining operations, with the first concentrate expected in late 2023, ramping up to 15 million tonnes per annum. Under the agreement the Company will have reservation for

Management report	16
expansion for at least up to 30 million tonnes. Other users may be allowed to invest for additional rail capacity.
•On September 28, 2021, ArcelorMittal announced that it had signed a letter of intent with the Governments of Belgium and Flanders, supporting a €1.1 billion project to build a 2.5 million-tonne DRI plant and EAF facility at its site in Ghent. A DRI plant uses natural gas, and potentially hydrogen, instead of coal to reduce iron ore, resulting in a large reduction in CO2 emissions compared with blast furnace iron making. The two electric furnaces will melt the DRI and scrap steel, which will then be transformed in the steel shop into steel slabs and then further processed into finished products. Once the DRI and electric furnaces are built, there will be a transition period during which production will move gradually from blast furnace A, to the DRI and electric furnaces, after which blast furnace A will be closed as it reaches the end of its life. By 2030, this will result in a reduction of around three million tonnes of CO2 emissions each year. The support of both the national and the Flanders governments in this project is crucial given the significant cost associated with the transition to carbon-neutral steelmaking. Approval from the European Commission for the funding support will also be required.
•On September 30, 2021, ArcelorMittal announced that Stefan Buys had been nominated Executive Vice President of ArcelorMittal and appointed as CEO of ArcelorMittal Mining, effective October 1, 2021. Stefan replaced Simon Wandke who retired, following a career of 40 years in the Mining industry, the last 11 of which were with ArcelorMittal.
•On November 3, 2021, ArcelorMittal and the government of Quebec announced a CAD$205 million investment by AMMC in its Port-Cartier pellet plant, enabling this facility to convert its entire 10 million tonne annual pellet production to DRI pellets by the end of 2025. The investment, in which the Quebec government will contribute through an electricity rebate of up to CAD$80 million, will enable the Port-Cartier plant to become one of the world’s largest producers of DRI pellets, the raw material feedstock for iron making in a DRI furnace. The project includes the implementation of a flotation system that will enable a significant reduction of silica in the iron ore pellets, facilitating the production of a very high-quality pellet. The project is expected to have a direct annual CO2e reduction of approximately 200,000 tonnes at AMMC’s Port-Cartier pellet plant, equivalent to over 20% of the pellet plant’s total annual CO2e emissions. This reduction in CO2e emissions will be achieved through a reduction in the energy required during the pelletizing process.
•On November 17, 2021, ArcelorMittal announced the completion of its fourth share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 8, 2021. At market closure on November 16, 2021, ArcelorMittal had repurchased 67.4 million shares for a total value of €1.9 billion (equivalent to $2.2 billion) at an average price per share of €27.91 (equivalent to $32.64).
•On December 9, 2021, ArcelorMittal announced that it had made a $30 million investment in carbon recycling company, LanzaTech through its XCarb™ innovation fund, the fourth investment the Company has made through the fund since its launch in March 2021. The investment further expands ArcelorMittal’s relationship with LanzaTech, which commenced in 2015 when the Company first announced plans to utilise LanzaTech’s carbon capture and re-use technology at its plant in Ghent, Belgium. The €180 million Carbalyst® plant – ArcelorMittal’s flagship carbon capture and re-use technology project - is currently under construction, with commissioning expected before the end of 2022. Also known as the Steelanol project, funding has been obtained from various sources, including from the European Union's Horizon 2020 program, the European Investment Bank and the Belgian and Flemish governments. Using LanzaTech’s gas fermentation technology, which captures carbon-rich waste gases from the steelmaking process and converts them into sustainable fuels and chemicals, the plant should reduce ArcelorMittal Ghent’s CO2e emissions by 125,000 tonnes a year. It will also produce 80 million liters of bio-ethanol annually, which can be blended with traditional gasoline and used as a low-carbon alternative fuel for the transport sector. LanzaTech is also developing technology to convert captured emissions into a range of other chemical building blocks to make useful materials, such as textiles, rubber, and packaging.
•On December 13, 2021, ArcelorMittal signed separate, privately negotiated agreements with a limited number of holders of MCNs to repurchase $395 million in aggregate principal amount of MCNs at the minimum conversion ratio for an aggregate cash consideration of $1.2 billion. The repurchase of this aggregate principal amount of MCNs was equivalent to repurchasing approximately 36.6 million shares of ArcelorMittal common shares that would otherwise be issuable at maturity under the MCNs (at the minimum conversion ratio). Pursuant to the repurchase agreements the repurchased MCNs have been cancelled and therefore will not convert into common shares of the Company. Following completion of the repurchases on December 23, 2021, $608 million aggregate principal amount of the MCNs remained outstanding as of December 31, 2021. This transaction was a further step in the Company's ongoing capital return program. See note 11.2 to the consolidated financial statements.

17	Management report
•On December 29, 2021, ArcelorMittal announced the completion of its fifth share buyback program announced on November 17, 2021 pursuant to an authorization by the annual general meeting of shareholders on June 8, 2021. At market closure on December 28, 2021, ArcelorMittal had repurchased 34.0 million shares for a total value of €886 million (equivalent to $1.0 billion) at an average price per share of €25.99 (equivalent to $29.34). This brought the total advance as part of its prospective 2022 capital return to shareholders (to be funded from 2021 surplus cash flow under the capital return policy announced February 2021) to $2 billion.
Recent developments
•On January 14, 2022, ArcelorMittal announced that 45 million treasury shares had been cancelled to keep the number of treasury shares within appropriate levels. This cancellation takes into account the shares already purchased under the $1 billion share buyback announced on November 17, 2021, which was completed on December 28, 2021. As a result of these cancellations, ArcelorMittal had 937,809,772 shares in issue (compared to 982,809,772 before the cancellation).
•On February 4, 2022, ArcelorMittal announced an acceleration of its decarbonization with €1.7 billion investment program by 2030 at its French steelmaking sites in Fos-sur-Mer and Dunkirk with support from the French Government while maintaining equivalent production capacities. This investment will enable a profound transformation of steelmaking in France and a total reduction of close to 40% or 7.8 million tonnes per year in ArcelorMittal’s CO2 emissions in France by 2030. This transformation will represent a 10% reduction in greenhouse gas emissions from the manufacturing industry in France and put France’s steelmaking industry on the path of the Paris Agreement. In Fos-sur-Mer, ArcelorMittal will build an EAF, which will complement the ladle furnace announced in March 2021 and supported by France’s recovery plan, ‘France Relance’. Together these investments will turn Fos-sur-Mer into a reference site for the production of low carbon, circular steel, made from recycled steel. In Dunkirk, ArcelorMittal will build a 2.5 million tonne DRI unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace and completed by an additional EAF. Other investments are already under way to continue to increase the proportion of scrap steel used. The new industrial facilities will be operational starting in 2027 and will gradually replace 3 out of 5 of ArcelorMittal’s blast furnaces in France by 2030 (2 out of 3 in Dunkirk, 1 out of 2 in Fos-sur-Mer).
•On February 11, 2022, ArcelorMittal announced a new share buyback program in the amount of $1 billion under the authorization given by the annual general meeting of shareholders of June 8, 2021. The program is expected to be completed during the first half of 2022, subject to market conditions. The shares acquired under the program are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities, reduce ArcelorMittal’s share capital, and/or meet ArcelorMittal’s obligations arising from employee share programs. On February 25, 2022, ArcelorMittal announced that its Significant Shareholder would not sell shares to ArcelorMittal in proportion to shares purchased on the market by ArcelorMittal; accordingly its percentage holding of issued and outstanding shares will increase as the share buyback program is implemented.
•On March 3, 2022, ArcelorMittal announced its decision to idle its steelmaking operations in Kryvyi Rih, Ukraine in order to ensure the safety and security of its employees and assets. The Company has been evaluating the situation on a daily basis and production had previously been reduced with the plant operating at a technical minimum (approximately one-third of its normal production levels). The process to safely idle all blast furnaces while maintaining asset integrity commenced on the same day.
For further information on ArcelorMittal’s ongoing capital expenditure projects, see “Properties and capital expenditures—Capital expenditures”.

Management report	18

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
Summary
Our business is subject to numerous risks and uncertainties, including those highlighted under “Detailed risk factors” below. These risks include, but are not limited to, the following:

I.	Risks related to the global economy and the mining and steel industry
a)	Prolonged low steel and (to a lesser extent) iron ore prices and/or low steel demand would have an adverse effect on ArcelorMittal’s results of operations.
b)	Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.
c)	Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.
d)	Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.
e)	Russia’s invasion of Ukraine, international reaction to it (in particular in the form of sanctions) and any regional or global escalation of the conflict, could adversely affect the Company’s business, results of operations and financial condition.
f)	Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.
g)	Competition from other materials and alternative steel based technologies could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
II.	Risks related to ArcelorMittal's operations
a)	ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.
b)	The Group’s carbon emissions intensity reduction targets are based on current assumptions with respect to the costs, government and societal support for the reduction of carbon emissions in particular regions and the advancement of technology and infrastructure related to the reduction of carbon emissions over time. Future developments may affect such assumptions, and this may render the achievement of ArcelorMittal’s targets more difficult, or even impossible to achieve for cost or other reasons.
c)	ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.
d)	ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.
e)	Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, accidents, epidemics or pandemics or geopolitical conflicts or extreme weather events could adversely affect its operations, customer service levels and financial results and liabilities.
f)	ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.
g)	ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.
III.	Risks related to ArcelorMittal’s Mining activities
a)	ArcelorMittal’s mining operations are subject to risks associated with mining activities.
b)	ArcelorMittal’s reserve and resource estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.
c)	ArcelorMittal faces rising extraction costs over time as reserves deplete.
IV.	Risks related to ArcelorMittal’s acquisitions and investments
a)	ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties completing planned acquisitions or integrating acquired companies could harm ArcelorMittal’s future results of operations, financial condition and prospects.
b)	ArcelorMittal may encounter further difficulties with respect to ArcelorMittal Italia (renamed Acciaierie d'Italia).
c)	ArcelorMittal faces risks associated with its acquisition, via a joint venture, of AMNS India.
d)	ArcelorMittal’s greenfield, brownfield and other investment projects are subject to financing, execution and completion risks.
e)	ArcelorMittal faces risks associated with its investments in joint ventures and associates.
V.	Risks related to ArcelorMittal’s financial position and organizational structure
a)	Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill.

19	Management report

b)	ArcelorMittal's indebtedness could have an adverse impact on its results of operations and financial position, and the market's perception of ArcelorMittal's leverage may affect its share price.
c)	ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.
d)	Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries could require the Company to make substantial cash contributions to pension plans or to pay for employee healthcare, which may reduce the cash available for ArcelorMittal’s business.
e)	ArcelorMittal’s results of operations could be affected by fluctuations in foreign exchange rates, particularly the euro to U.S. dollar exchange rate, as well as by exchange controls imposed by governmental authorities in the countries where it operates.
f)	The Significant Shareholder has the ability to exercise significant influence over the outcome of shareholder votes.
g)	ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions, and loss-making subsidiaries may drain cash flow necessary for such needs or distributions.
VI.	Legal and regulatory risks
a)	ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.
b)	Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations, financial condition and reputation.
c)	The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.
d)	ArcelorMittal is subject to economic policy, political, social and legal risks and uncertainties in the emerging markets in which it operates or proposes to operate, and these uncertainties may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.
e)	ArcelorMittal is subject to an extensive, complex and evolving regulatory framework which may expose it and its subsidiaries, joint ventures and associates to investigations by governmental authorities, litigation and fines, in relation, among other things, to antitrust and compliance matters. The resolution of such matters could negatively affect the Company’s strategy, operations and profitability and cash flows in a particular period or harm its reputation.
f)	ArcelorMittal is currently and in the future may be subject to legal proceedings or product liability claims, the resolution of which could negatively affect the Company’s profitability and cash flows in a particular period.
g)	Changes to global data privacy laws and cross-border personal data transfer requirements could adversely affect ArcelorMittal's business and operations.
h)	U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management.
Detailed risk factors
I. Risks related to the global economy and the mining and steel industry
Prolonged low steel and (to a lesser extent) iron ore prices and/or low steel demand would have an adverse effect on ArcelorMittal’s results of operations.
As an integrated producer of steel and iron ore, ArcelorMittal’s results of operations are sensitive to the market prices of, and demand for, steel and iron ore in its markets and globally. The impact of market steel prices on its results is direct while the impact of market iron ore prices is both direct and indirect, as ArcelorMittal sells iron ore on the market to third parties (in which case it benefits from higher iron ore market prices), and indirect, as iron ore is a principal raw material used in steel production and fluctuations in its market price are typically and eventually (with the timing dependent on steel market conditions) passed through to steel prices (with any lags in passing on higher prices “squeezing” steel margins, as discussed below). Steel and iron ore prices are affected by supply and demand trends and inventory cycles. In terms of demand, steel and iron ore prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance, machinery, equipment and transportation industries, which are significant markets for ArcelorMittal’s products (with automotive being particularly significant). More generally, steel and iron ore prices are sensitive to macroeconomic fluctuations in the global economy which are impacted by many factors ranging from trade and geopolitical tensions to global and regional monetary policy to specific disruptive events such as pandemics and natural disasters. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. In addition, as further discussed below, excess supply relative to demand for steel in local markets generally results in increased exports and drives down regional or global prices. In terms of inventory, steel stocking and destocking cycles affect apparent demand for steel and hence steel prices and steel producers’ profitability. For example, steel distributors may accumulate substantial steel inventories in periods of low prices and, in periods of rising real demand for steel from end-users, steel distributors may sell steel from inventory (destock), thereby delaying the effective implementation of steel price increases. Conversely, steel price decreases can sometimes develop their own momentum, as customers adopt a “wait and see” attitude and destock in the expectation of further price decreases.
As a result of these factors, steel and iron ore prices fluctuate substantially and have come under pressure at various points in

Management report	20
recent periods. In 2019, steel market conditions deteriorated significantly due to a decline in steel prices (lower demand in Europe and the U.S., higher imports in Europe and additional domestic supply and the effect of customer destocking in the U.S.) and higher raw material costs (particularly in iron ore due to supply-side developments), resulting in a negative price-cost effect. This led to substantial inventory-related and impairment charges and hence sharply lower steel segment operating income in 2019. Steel market conditions were adversely affected in the first half of 2020 by the COVID-19 pandemic and its economic ramifications, with demand plummeting (e.g., an 18.4% year-on-year drop in EU apparent steel consumption and a 34.7% drop in overall steel shipments in the second quarter versus the prior year quarter) and prices falling substantially. After a strong rebound starting in the second half of 2020 and continuing into the third quarter of 2021, steel prices began to decline from very high levels in the fourth quarter of 2021, in varying degrees by market, in particular, due to softer end-market demand conditions (e.g., supply chain issues affecting automobile production and weakness in the Chinese real estate market, both major consumers of steel).
The trajectory of steel demand and prices going forward and in particular in 2022 is difficult to predict due to such variables as the extent and duration of supply chain issues affecting end-markets (and in particular automobile production), the remaining course of the COVID-19 pandemic (including the risk of renewed containment measures affecting consumer demand and production facilities), import volumes and tariff levels and inventories. In addition, macroeconomic conditions are uncertain, including due to geopolitical developments, particularly Russia’s invasion of Ukraine and the international community’s reaction to it. Any economic downturn globally or in certain regions may result in lower steel demand and lower steel and iron ore prices. A scenario of prolonged low steel and (to a lesser extent or if simultaneous) iron ore prices whether or not combined with low steel demand would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.
As a producer and seller of steel, the Company is directly exposed to fluctuations in the market price for steel, iron ore, coking coal and other raw materials, energy and transportation. In particular, steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke, and the production of direct reduced iron, the production of steel in electric arc furnaces and the re-heating of steel involve the use of significant amounts of energy, making steel companies dependent on the price of and their reliable access to supplies of raw materials and energy. In the fourth quarter of 2021 and early 2022, the Company has become subject to increasing inflationary cost pressures, with in particular the prices of electricity, natural gas and CO2 all increasing significantly, putting pressure on steel price spreads even in a high steel price environment. Although ArcelorMittal has substantial sources of iron ore from its own mines (the Company’s self-sufficiency rate was 59% for iron ore in 2021), it nevertheless remains exposed to volatility in the supply and price of iron ore and coking coal given that it obtains a significant portion of such raw materials under supply contracts from third parties. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Business overview—Products—Mining products” and “Business overview—Products—Other raw materials and energy”.
The prices of steel, iron ore, coking coal and scrap have been highly volatile in recent years. Volatility in steel and raw material prices can result from many factors including: trends in demand for iron ore in the steel industry itself, and particularly from Chinese steel producers (as the largest group of producers); industry structural factors (including the oligopolistic nature of the seaborne iron ore industry and the fragmented nature of the steel industry); the expectation or imposition of corrective trade measures such as tariffs; massive stocking and destocking activities (sudden drops in prices can lead end-users to delay orders pushing prices down further); speculation; new laws or regulations; changes in the supply of iron ore, in particular due to new mines coming into operation; business continuity of suppliers; changes in pricing models or contract arrangements; expansion projects of suppliers; worldwide production, including interruptions thereof by suppliers; capacity-utilization rates; accidents or disruptions at suppliers’ premises or along the supply chain as occurred in 2019 and 2021; wars, natural disasters, public health epidemics (such as the COVID-19 pandemic which substantially depressed demand for steel for an extended period in 2020), political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers and the availability and cost of transportation. Industry and overall decarbonization efforts may also result in increased and/or volatile prices, in particular, higher energy and CO2 prices as well as scrap prices (due in particular to an industry shift to EAF production). For further information on the movement of raw material prices in recent years, see “Operating and financial review—Key factors affecting results of operations—Raw materials”.

Furthermore, while steel and raw material (in particular iron ore and coking coal) price trends have historically been correlated, a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices may also occur and result in a “price-cost effect” in the steel industry. ArcelorMittal has experienced negative price-cost effects (or

21	Management report
“squeezes”) at various points in recent years including in 2019, 2020 and 2021 and will likely continue to do so as this is a structural feature. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials, rendering them particularly susceptible to price-cost effect. For example, coking coal sourced from Australia takes several weeks to reach Europe (e.g. approximately 4 weeks sailing time, plus loading/unloading time at ports), creating a structural lag. Sudden spikes in raw materials, such as coking coal, have occurred in the past and may occur in the future. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and as a steel producer sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand. The price/cost dynamic in the most recent periods can be summarized as follows: in 2019, the significant decline in steel prices (due to lower demand and higher imports, among other things) and significant increase in iron ore prices among other trends due in part to supply shocks following the collapse of the Brumadinho dam owned by Vale in Brazil and a heavy cyclone season in Australia weighed heavily on the profitability of the Company's steel business. In 2020, the negative impact of the COVID-19 pandemic restrictions on steel demand led to lower spreads as steel prices declined, in particular in the second quarter of 2020. Prices remained low in the third quarter of 2020 (due in part to price lag), while raw material costs, especially iron ore, remained broadly stable, underpinned by the strong rebound in Chinese demand, resulting in a price-cost squeeze. In the fourth quarter of 2020, with the recovery of steel demand in the world ex-China, there was a recovery in steel and iron ore prices, while prices for coking coal decreased and remained stable throughout the fourth quarter of 2020 due to the Chinese ban on Australian coals. The significant increase in steel prices in the fourth quarter of 2020 resulted in a multi-year high in steel spreads (which was not fully reflected in the Company’s performance due to lag effect). This trend continued through the third quarter of 2021 before prices came off the highest levels in the fourth quarter of 2021, while high raw material and energy costs put increasing pressure on margins. More generally and in sum, the relationship between input (and in particular raw material) costs and steel selling prices and the time lag between them structurally subjects the profitability of steel manufacturers in general and ArcelorMittal in particular to the risk of a negative price-cost effect.
ArcelorMittal’s other principal input costs that affect its level of profitability are energy and transportation. Energy expenses are sensitive to changes in electricity, energy transportation and fuel prices, including diesel fuel, natural gas and industrial gas. Prices for electricity, natural gas and fuel oils can fluctuate widely with availability and demand levels from other users, including fluctuations caused by the impact of the COVID-19 pandemic. During periods of peak usage, although some operations have contractual arrangements in place whereby they receive certain offsetting payments in exchange for electricity load reduction, supplies of energy in general may be curtailed and the Company may not be able to purchase them at historical rates. A disruption in the transmission of energy, inadequate energy transmission infrastructure, or the termination of any of the Group’s energy supply contracts could interrupt energy supply and adversely affect operations. While the Group has some long-term contracts with electrical, natural gas and industrial gas suppliers, it is exposed to fluctuations in energy, natural gas and industrial gas costs that can affect its production costs. Energy prices rose substantially in various markets in 2021, with attendant impacts on margins and in extreme cases production (e.g., the Company curtailed production at some of its Spanish plants during “peak hours” due to high electricity prices). Energy prices may rise further or be more volatile in 2022 due to the consequences of Russia’s invasion of Ukraine and of resulting Western sanctions (as well as potential Russian reactions).
Transportation costs include shipping, road and rail. These costs, and in particular shipping, also rose substantially in 2021 due to the post-lockdown demand recovery and logistic constraints. Further increases in or a sustained high level of transportation costs not offset by continued high steel selling prices would directly and mechanically weigh on ArcelorMittal’s profitability (although it would make imports into its markets less competitive).
Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.
The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs and customer and distributor stocking and destocking cycles. The steel industry has historically suffered from structural overcapacity globally, and the current global steelmaking capacity exceeds the current global consumption of steel, especially for long products. This overcapacity is affected by global macroeconomic trends and amplified during periods of global or regional economic weakness, leading to weaker global or regional demand. In particular, China is both the largest global steel consumer and the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing

Management report	22
global steel prices. At various points in recent years, reduced Chinese steel demand has not been fully offset by reduced Chinese steel production, which has led to a flood of Chinese steel exports into various regional markets, including the Company’s principal markets, weighing on and indeed depressing market prices. While most recently this phenomenon has been tempered by constraints imposed on Chinese steel production, the risk remains of excessive production and hence exports. Exports by steel producers in other developing countries and regions (such as the CIS, Turkey and India) into the Company’s principal markets are also a market feature. The extent of them depends on the demand/production balance in the producer’s home market as well as regional market pricing differentials (including any applicable import tariffs). The European steel market is particularly sensitive to the import threat due to remaining structural overcapacity. For example, lower demand and high imports led to low steel prices in Europe in the first half of 2019, to which steel producers (including the Company) responded with production cuts.
Market prices for iron ore also underpin those of steel (as its principal input component) to some extent, and iron ore prices depend both on supply and demand conditions. Excess iron ore supply relative to demand has led to depressed prices at various points in recent years and could recur, with potentially a corollary effect on steel prices. No assurance can be given that iron ore prices will not decline further, particularly if Chinese steel demand declines, worldwide capacity increases due to new mines coming online or steel demand declines again due to a resurgence of COVID-19 pandemic impacts. A renewed phase of steel and iron ore oversupply would likely have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.
ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidies to the steel industry remain widespread in certain countries, particularly those with centrally controlled economies such as China. In periods of lower global demand for steel, there is an increased risk of additional volumes of unfairly-traded steel exports into various markets, including Europe, North America and other markets such as South Africa, in which ArcelorMittal produces and sells its products. Such imports have had and could in the future have the effect of reducing prices and demand for ArcelorMittal’s products.
Exports of low-cost steel products from developing countries, along with a lack of effective remedial trade policies, can depress steel prices in various markets globally, including in ArcelorMittal’s key markets. Conversely, ArcelorMittal is exposed to the effects of import tariffs, other trade barriers and protectionist policies more generally due to the global nature of its operations. Various countries have instituted, and may institute import tariffs and barriers that could, depending on the nature of the measures adopted, adversely affect ArcelorMittal’s business by limiting the Company’s access to or competitiveness in steel markets. While such protectionist measures can help the producers in the adopting country, they may be ineffective, raise the risk of exports being directed to markets where no such measures are in place or are less effective and/or result in retaliatory measures. Moreover, absent government intervention, European steel producers who will bear increasingly high costs to reduce carbon emissions (or pay for allowances) will be at a competitive disadvantage versus importers from developing countries with lower environmental standards. While certain changes in Chinese policy have recently led to decreased exports from China (notably the cancellation of the 13% export tax rebate on commodity grades of steel (HRC, rebar as of May 1, 2021), the risk of increased exports from China remains, due to changes in Chinese policy, economic conditions or otherwise.
More generally, the current state of trade relations globally with trade disputes leading to the imposition of tariffs and then retaliatory measures, as seen in recent years in various markets (U.S./China, U.S./Europe, etc.) has and could continue to directly (in the case of tariffs) or indirectly (in the case of economic growth generally) have a significant adverse effect on demand for and the price of steel and hence on ArcelorMittal’s results of operations and financial condition.
Russia’s invasion of Ukraine, international reaction to it (in particular in the form of sanctions) and any regional or global escalation of the conflict, could adversely affect the Company’s business, results of operations and financial condition.
The Company has significant operations in Ukraine, consisting of a steel plant, which produced 4.9 million tonnes of steel in 2021, and (captive) mines that produced 11.7 million tonnes of iron ore in 2021; the related property, plant and equipment had a carrying value of $2.3 billion on the Company’s balance sheet at December 31, 2021. In 2021, the Company’s Ukrainian operations (and in particular its Kryvyi Rih steel plant) recorded 4.6 million of steel shipments, generating $4.1 billion of sales including $0.9 billion of sales to customers located in Ukraine. Operations were not affected by the conflicts ongoing since 2014 in relation to Crimea and the Donbass region; they have, however, been affected by Russia’s invasion of Ukraine in late February 2022, in the wake of which the Company reduced steel production to minimum levels (approximately one-third of its normal production levels) and discontinued mining operations at its underground mines. On March 3, 2022, the Company then announced that it was beginning the process to idle its

23	Management report
steelmaking operations in Kryvyi Rih in order to ensure the safety and security of its people and assets. The Company cannot predict duration of the idling as it will depend on the remaining course of the conflict and the establishment of safe and stable operating and logistical conditions thereafter, as well as potential repairs of any damages sustained.
The imposition of extensive sanctions on Russia by the EU, the U.S., the UK and other countries affects the Company’s sourcing of raw materials and also, potentially, the markets for sales by the Group’s other operations in the CIS (the Group recorded $1.6 billion of sales to customers located in Russia in 2021).
More generally the conflict could have a material adverse effect on the overall macroeconomic environment, potentially affecting steel and iron ore demand and prices as well as increasing energy costs. Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed), as well as potential Russian reactions, have had and could have further destabilizing effects on financial markets. The conflict, which has substantially exacerbated tensions between NATO and Russia, could escalate militarily both regionally and globally; any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact on the region and globally, and could adversely impact the Group’s results of operations and financial condition.
Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.
The markets in which steel companies operate are highly competitive. Competition, in the form of established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries, or exporters selling excess capacity from markets such as China, could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing. For example, in the CIS, if low-cost regional competitors with 100% self-sufficiency in raw materials, increase steel rolling capacity, ArcelorMittal’s market share may be affected, and downward pressure applied to globally traded steel prices. Any of these developments could have a material adverse effect on its business, financial condition, results of operations or prospects.
Competition from other materials and alternative steel-based technologies could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
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
In the automotive area, ArcelorMittal has introduced new advanced high-strength steel products, such as Usibor® 2000, Ductibor® 1000 and Fortiform® which is a new range of third generation advanced high strength steel for cold stamping, new engineering S-in motion® projects and a dedicated electric iCARe® range to respond to the shift toward electric cars. New martensitic products also offer a major potential for battery packs and the Multi Part Integration concept brings the possibility to drastically reduce the number of parts in a car. In the construction area, ArcelorMittal is deploying Steligence®, a unique holistic commercial approach with a complete set of products, services and solutions. See “Business overview—Research and development”. Despite these product innovations, a loss of market share to substitute materials, increased government regulatory initiatives favoring the use of alternative materials, as well as the development of additional new substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
While in 2020, the Company started to offer its customers equivalent green steel tonnes by way of a certification system linked to CO2 savings, achieved through investment in decarbonization technologies, a trend which continued in 2021, additive manufacturing or new technologies such as carbon free steelmaking could result in a loss of market share if competitors develop and deploy this kind of technology before, or more effectively than, ArcelorMittal. In addition, to the extent regulatory requirements and/or customer demand for low carbon or carbon neutral steel increase, competition with respect to low CO2 steel technologies may become more significant, leading to substantial input cost increases.

Management report	24
II. Risks related to ArcelorMittal's operations
ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.
The steel industry has historically been cyclical, periodically experiencing difficult operating conditions. In light of this, ArcelorMittal has historically and increasingly in recent periods, taken initiatives to reduce its costs and increase its operating efficiency including through various asset optimization and other programs. In 2021, the Company achieved $0.6 billion of fixed cost savings relating to its previously announced $1.0 billion structural improvement plan, and has announced a new three year $1.5 billion value plan in February 2022, focused on creating value through well-defined commercial and operational initiatives. These initiatives have been key to the Company’s ability to control and reduce costs, hence supporting profitability. Any inability to continue to roll-out such initiatives and to implement them fully could have a material adverse effect on the Company’s profitability and cash flows.
The Group’s carbon emissions intensity reduction targets are based on current assumptions with respect to the costs, government and societal support for the reduction of carbon emissions in particular regions and the advancement of technology and infrastructure related to the reduction of carbon emissions over time. Future developments may affect such assumptions, and this may render the achievement of ArcelorMittal’s targets more difficult, or even impossible, to achieve for cost or other reasons.
To achieve its 2030 global carbon emissions intensity (covering the Scope 1 and 2 emissions attributable to the Company’s operations measured in accordance with the greenhouse gas ("GHG") Protocol reduction target of 25%, ArcelorMittal has estimated the gross capital cost required for the Group to be approximately $10 billion, with the expectation that 35% of these capital expenditures will be deployed up to 2025 and the remainder in the second part of the decade. In addition, the Company's decarbonization strategy includes the objective of carbon neutrality by 2050, which has also become in 2021 a legal obligation for its operations in the EU and Canada following the endorsement of the Climate Law and the Canadian Net-Zero Emissions Accountability Act, respectively. These targets and estimates are based on numerous assumptions, including the costs of green hydrogen (meaning hydrogen produced exclusively from renewable sources) and its evolution over time, the construction of DRI and EAF, the development of carbon capture, utilization and storage (“CCUS”) infrastructure and the timing of the introduction of greenhouse gas reduction requirements and supportive policies in applicable jurisdictions. The Company expects that low emissions technologies will become more competitive over time as more stringent GHG reduction requirements or a carbon price are introduced and increased in each jurisdiction, alongside the introduction of effective policies to secure a level playing field, and the decarbonization technologies themselves become more mature and efficient. However, in the transition period (and through at least 2030), its investments in decarbonization will require support from host countries, first and foremost from the European Union and its member states, through supportive policies designed to avoid “carbon leakage” and provide compensation for the significantly higher costs, while at the same time maintaining a fair and competitive landscape. In particular, ArcelorMittal’s expectation is that public funding covers 50% of the total cost of decarbonization (capital expenditures and higher operating expenses) so that companies are not rendered uncompetitive during this transition period. The Company believes this expectation is reasonable, but such funding is subject to changes in government and policy, among other factors, and may not be achieved. A lack of governmental and societal support could make the Company’s targets more costly, more difficult or even impossible to achieve. If the Company is unable to make the necessary investments to decarbonize and reach its 2030 decarbonization targets due to the design of governmental policy in Europe or other jurisdictions where it operates (see “Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill” below), it may negatively affect its competitiveness, profitability, cash flows, results of operations and financial condition, as well as harm its reputation.
ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.
ArcelorMittal’s decisions about which facilities to operate and at which levels are made based upon customers’ orders for products as well as the capabilities and cost performance of the Company’s facilities. Considering temporary or structural overcapacity or other considerations, production operations are concentrated at several plant locations and certain facilities are idled in response to customer demand, although operating costs are still incurred at such idled facilities. Most recently ArcelorMittal idled several plants during the COVID-19 pandemic-related lockdowns and its Ukranian steel plant following the Russian invasion. When idled facilities are restarted, ArcelorMittal incurs costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities. Such costs could have an adverse effect on its results of operations or financial condition.

25	Management report
ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.
A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt the footprint. ArcelorMittal may experience strikes and work stoppages at various facilities. Prolonged strikes or work stoppages could have an adverse effect on the operations and financial results of ArcelorMittal. In recent years ArcelorMittal has experienced significant strikes affecting operations at various plants, particularly in South Africa, France and Canada, relating to various causes, often in connection with labor contract renewal negotiations.
Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, accidents, epidemics or pandemics, geopolitical conflicts or extreme weather events could adversely affect its operations, customer service levels and financial results and liabilities.
Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, furnace breakdowns or as a result of natural disasters, accidents, epidemics or pandemics or severe weather conditions. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such events, for example the collapse of the oxygen and nitrogen pipelines in November 2018 at ArcelorMittal Temirtau, the fire in a conveyor belt of the coke plant in ArcelorMittal Asturias in October 2018, an electrical failure resulting in the temporary stoppage of the concentrator at AMMC in 2019, a fire in the gas cleaning section of the coke plant in Dunkirk in 2020, a blast furnace gas line explosion in Vanderbiljpark in 2020 in South Africa and an explosion in the Abayskaya mine in Kazakhstan in November 2021. Certain of these incidents have resulted or may result in governmental investigations or proceedings and/or in costs and liabilities and negatively impact the Company's reputation or the operations of the affected facilities. Such incidents could also lead to production stoppages, loss of key personnel, loss of key assets, or put at risk our employees (and those of sub-contractors and suppliers) or persons living near affected sites. See risk “ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities". Conflicts may also cause interruptions to operations; see risk “Russia’s invasion of Ukraine, and any regional or global escalation of the conflict, could adversely affect the Company’s business and results of operations.”
In addition, natural disasters and severe weather conditions could lead to significant damage at ArcelorMittal’s production facilities and general infrastructure or cause shutdowns. For example, ArcelorMittal Mexico’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico are located in or close to areas prone to earthquakes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. The site of the joint venture AM/NS Calvert (“Calvert”) in the United States is located in an area subject to tornados and hurricanes. ArcelorMittal also has assets in locations subject to bush fires, specifically in Kazakhstan and South Africa, and to Arctic freeze, specifically in Baffinland. More generally, changing weather patterns and climatic conditions in recent years, possibly due to climate change, have added to the unpredictability and frequency of natural disasters.
Severe weather conditions can also affect ArcelorMittal’s operations in particular due to the long supply chain for certain of its operations and the location of certain operations in areas subject to harsh winter conditions (i.e., Canada and Kazakhstan) or areas that are susceptible to droughts (i.e., South Africa, Mexico and Brazil). Water in particular is crucial to the steelmaking process, and the risk that the authorities may restrict license to withdraw water as a result of chronic drought could increase operating costs and reduce production capacity. Flooding has also affected ArcelorMittal's operations, including at ArcelorMittal Asturias in Aviles, Spain in June 2018 and, more regularly, in Liberia, when heavy rains during the wet season have caused handling and logistic constraints that impacted shipment volumes. The severe floods in Europe in July 2021 resulted in logistic constraints and decreased steel shipments. Damage to ArcelorMittal production facilities due to natural disasters and severe weather conditions could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition. More generally, these severe weather conditions could increase in frequency and severity due to climate change.
ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.
The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s

Management report	26
business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices, but it is not fully insured against all such risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis as arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under ArcelorMittal’s property and equipment policies, some damages and losses caused by among others terrorism, war and other political violent events, as well as by certain natural disasters, such as earthquakes, floods and windstorms, are also covered.
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
Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries carry, the occurrence of an event or series of events (such as, among others, a pandemic or a war) that may result in losses in excess of limits specified under the relevant policy, or losses not covered by insurance policies, could materially harm ArcelorMittal’s financial condition and future operating results.
ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.
ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems. An increasing number of companies, including ArcelorMittal, have experienced intrusion attempts or even breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. ArcelorMittal’s corporate website was the target of a hacking attack in January 2012, which brought the website down for several days, and phishing, ransomware and virus attacks have been increasing in more recent years through 2020, with WannaCry impacting the Company in March 2018 and ransomware Eight in South Africa in 2020. In March 2021, ArcelorMittal Liberia and Dofasco were subject to a Cobalt Strike BEACON malware attack. The attack initially occurred on the ArcelorMittal Liberia network, with a malicious file download leading to an infection by malware. The attacker then moved laterally within the ArcelorMittal Liberia network to the ArcelorMittal Dofasco environment, attempting to infect the ArcelorMittal Dofasco system. In April 2021, ArcelorMittal Dofasco engaged an outside firm to conduct an exhaustive review of the attack, and no evidence data access, staging or theft was found. Adverse consequences of technological advances like Industry 4.0, Cloud computing, Internet of Things, and Blockchain may increase threats or cause damage to ArcelorMittal, for example by impacting shop-floor systems supporting production and maintenance and thereby forcing plant operations to revert to manual mode with loss of production, resulting in new risks to ArcelorMittal's operations and systems. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures. Although, ArcelorMittal performs annual cyber maturity assessments in many of its business units, which are supplemented by in-depth cyber audits and penetration testing exercises performed by ArcelorMittal Global Assurance, the risk of significant data breaches, data theft, unauthorized access or successful hacking cannot be eliminated. There may also be an increased risk of cybersecurity breaches due to ongoing geopolitical tensions involving Russia.
If unauthorized parties attempt or manage to bring down the Company’s website or force access into its information technology systems, they may be able to misappropriate personal and confidential information, cause interruptions in the Company’s operations, damage its computers or process control systems or otherwise damage its reputation and business. In such circumstances, the Company could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules including General Data Protection Regulation ("GDPR"). Any compromise of the security of the Company’s information technology systems could result in a loss of confidence in the Company’s security measures and subject it to litigation, civil or criminal penalties, and adverse publicity that could adversely affect its reputation, financial condition and results of operations.
III. Risks related to ArcelorMittal’s Mining activities
ArcelorMittal’s mining operations are subject to risks associated with mining activities.
ArcelorMittal's mining operations are subject to the hazards and risks usually associated with the exploration, development and

27	Management report
production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, the hazards associated with open-pit mining operations include, among others:
•flooding of the open-pit;
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
ArcelorMittal’s reserve and resource estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.
There is a degree of uncertainty attributable to the estimation of mineral reserves and resources. Until mineral reserves and resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of its projects to development, ArcelorMittal must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on the Company's properties.
The estimation of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the qualified persons preparing such estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling and sampling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.
ArcelorMittal’s estimates of mineral reserves and resources are based on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis made as of the date of such estimates. ArcelorMittal periodically updates its mineral reserves and resources estimates based on the conclusions of the relevant qualified persons with respect to new data from exploratory and infill drilling, results from technical studies and the experience acquired during the operation of the mine and metallurgical processing, as well as changes to the assumptions used to calculate these estimates.
Several of the assumptions used to calculate these estimates, including the market prices, operating and capital costs and mining and metallurgical recovery rates, among others, can greatly fluctuate, which may result in significant changes to the Company's current estimates. These changes may also render some or all of our proven and probable mineral reserves and measured and indicated mineral resources uneconomic to exploit and may ultimately result in a reduction of mineral reserves and resources.
In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. Readers should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.
Moreover, substantial time and expenditures are required to:
•establish mineral reserves through drilling;

Management report	28
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
The Company was formed and subsequently grew through mergers and acquisitions. After curtailing its large-scale M&A activity for several years following the 2008 financial crisis, the Company made several large acquisitions in recent years, including its acquisition (via a joint venture) of Calvert in 2014, of the long steel business ArcelorMittal Sul Fluminense (“AMSF”) in 2018, ArcelorMittal Italia via a long-term lease and conditional purchase agreement in 2018 (renamed Acciaierie d'Italia and which became a joint venture in 2021) and AMNS India Limited ("AMNS India") via a joint venture in 2019.
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
ArcelorMittal may encounter further difficulties with respect to ArcelorMittal Italia (renamed Acciaierie d'Italia).
The Company has encountered and may continue to encounter difficulties with respect to ArcelorMittal Italia (renamed Acciaierie d'Italia). In particular, pursuant to the initial agreement for the lease and subsequent conditional purchase of the business, ArcelorMittal Italia began implementing major improvements involving substantial capital expenditures designed to bring ArcelorMittal Italia up to and beyond EU environmental standards, to improve its operational performance, to rebuild client confidence and to integrate personnel and apply the Company’s best practices and expertise. The implementation of these improvements has been subject to various obstacles, including the unexpected legal, regulatory and operational developments encountered in 2019 and the impact of the COVID-19 pandemic in Italy, which led to a significant reduction in the Taranto plant’s production for several months in 2020. These delays were particularly costly as ArcelorMittal Italia had been loss-making while it was consolidated in ArcelorMittal's results from November 2018 to December 2020.
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

29	Management report
of the agreement. Following negotiation between the parties, on March 4, 2020, ArcelorMittal and the Commissioners agreed to settle this litigation and signed an amendment to the agreement.
The amendment included terms for investment by Italian state-sponsored and other private entities into ArcelorMittal Italia, a new industrial plan involving lower-carbon steelmaking technologies, a revised lease payment structure and certain revised commitments and additional conditions precedent related to the completion of the obligation to purchase (including the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures affecting Acciaierie d'Italia in the context of criminal proceedings where Ilva is a defendant) by May 2022. The Investment Agreement was signed on December 10, 2020, providing for Invitalia, an Italian state-owned company, to invest up to €1.1 billion in ArcelorMittal Italia, in two tranches (equity and €25 million as a loan). On April 14, 2021, following the initial injection by Invitalia of €400 million of new equity, ArcelorMittal and Invitalia formed a public-private partnership. The joint company was renamed Acciaierie d’Italia Holding “ADI Holding” (formerly AM InvestCo), and its main operating subsidiary ArcelorMittal Italia was renamed Acciaierie d’Italia. The investment agreement stipulates a second equity injection by Invitalia of up to €680 million, to fund the purchase of Ilva’s business by ADI Holding, subject to certain conditions precedent to be met by May 2022. At this point, Invitalia’s shareholding of ADI Holding would increase to 60% and ArcelorMittal would invest up to €70 million to retain a 40% shareholding and joint control over the company. Following the first equity injection, and given that ADI Holding would henceforth operate independently and in particular have its own funding plans, ArcelorMittal derecognized the assets and liabilities (including the remaining lease and purchase liability) of ADI Holding and its operating subsidiaries from its consolidated statement of financial position and accounts for its interest in the company under the equity method. While the first Invitalia investment has been made, no assurance can be given that the purchase will be completed or that the conditions precedent to the investment agreement itself will be fulfilled by May 2022 (in case conditions precedent are not met or waived or the May 2022 deadline extended, ADI Holding would not be required to complete the purchase of Ilva's assets and a portion of its capital invested would be returned) or that further operational, financial, legal, regulatory, labor-related or political difficulties will not arise, potentially resulting in the failure to achieve the anticipated benefits of the project, further losses, renewed litigation and payments of substantial amounts or other damages. For more information see note 9.3 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal faces risks associated with its acquisition, via a joint venture, of AMNS India.
ArcelorMittal acquired, via a joint venture with Nippon Steel Corporation (“NSC”), AMNS India on December 16, 2019, in a bankruptcy resolution process. The joint venture’s proposal, set out in a resolution plan (the “Resolution Plan”) that detailed among other things the amount to be paid to existing creditors and towards capital infusion (totaling $7.1 billion and including $417 million of guaranteed working capital adjustment) and the improvements and related capital expenditures (totaling $2.6 billion) to be made over the medium-term, was approved by the Indian Supreme Court on November 15, 2019.
The implementation of the Resolution Plan subjects ArcelorMittal to various risks. On the operational front, the industrial project to turnaround AMNS India and further improve operational profitability is large-scale and ambitious. While ArcelorMittal has substantial experience in turnaround situations, the scale of this one is particularly large and it is the Company’s inaugural large-scale acquisition in India, an emerging market. Moreover, AMNS India’s acquired assets did not include certain assets that are ancillary to the steel plant, such as port facilities. While AMNS India has since made additional acquisitions, such as Odisha Slurry Pipeline Infrastructure Limited and a power plant, without requiring additional shareholder funding, it is possible that the joint venture may make additional acquisitions financed in a manner similar to that of the AMNS India acquisition and subject the Company to similar risks. Capital expenditure in excess of budgeted amounts, delays and difficulties in achieving commercial objectives therefore cannot be ruled out. The risks in this respect are compounded to an extent by the fact that AMNS India was emerging from bankruptcy (meaning, among other things, that maintenance capital expenditures were deferred) and is owned and operated by a joint venture with attendant risks around strategic alignment, potential discord and deadlock. ArcelorMittal is exposed to the extent of its equity investment and its guarantees of the financings of the joint venture. On March 16, 2020, AMNS Luxembourg, the parent company of the joint venture AMNS India, entered into a $5.1 billion ten-year term loan agreement with several Japanese banks which is guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture. See further information in note 2.4 to the consolidated financial statements.
ArcelorMittal’s greenfield, brownfield and other investment projects are subject to financing, execution and completion risks.
The Company has announced a number of greenfield or brownfield development projects as well as other significant investment projects which are capital intensive. See “Properties and capital expenditures—Property, plant and equipment—

Management report	30
Investments in joint ventures” and “Properties and capital expenditures—Capital expenditures” for further information on projects the Company has announced. Particularly significant recent projects include the Company’s announced projects in Liberia, Brazil, Ukraine and Mexico, involving estimated capital expenditures of approximately $2.9 billion over the 2022 to 2024 period. In addition, ArcelorMittal’s joint venture AMNS India has signed a memorandum of understanding with the Government of Odisha to set-up an integrated steel plant with a 12 million tonne per annum capacity in the Kendrapara district of Odisha and other joint ventures have ongoing significant investment projects.
To the extent these projects go forward, they would entail substantial capital expenditures, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources, local opposition to land acquisition or project development, managing relationships with or obtaining consents from other shareholders, revision of economic viability projections, demand for the Company’s products, local environmental or health-related conditions, and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its development projects. For investment projects that the Company expects to fund primarily through internal sources, these sources may prove insufficient depending on the amount of internally generated cash flows and other uses of cash, and the Company may need to choose between incurring external financing or foregoing the investment. The Company cannot guarantee that it will be able to execute its greenfield, brownfield or other investment projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment. Conversely, should the Company decide to postpone or cancel development projects, it could incur various negative consequences such as litigation or impairment charges, as well as loss of anticipated strategic benefits.
ArcelorMittal faces risks associated with its investments in joint ventures and associates.
ArcelorMittal has investments in numerous joint ventures and associates. See “Properties and capital expenditures—Property, plant and equipment—Investments in joint ventures” and note 2.4 to ArcelorMittal’s consolidated financial statements. In particular, it has structured significant growth transactions in recent years, including Calvert and AMNS India as joint ventures, and recently restructured ArcelorMittal Italia as a joint venture. These joint ventures subject ArcelorMittal to several types of risks.
First, risks that are endemic to joint ventures generally due to their nature as entities over which control is shared. These include the risk of dead-lock and/or coordination issues affecting the implementation of strategy. To the extent joint ventures and associates are controlled and managed by partners, they may not fully comply with ArcelorMittal’s standards, controls and procedures, including ArcelorMittal’s health, safety, environment and community standards; this could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect ArcelorMittal’s results and reputation.
Second, joint ventures may be the source of substantial expenditures and financial exposure. Although ArcelorMittal’s joint ventures are responsible for their own funding and it does not consolidate their indebtedness, ArcelorMittal may make substantial cash contributions to extend loans to and/or guarantee the debt of its joint ventures. This may particularly be the case for joint ventures that are strategic and that are expanding and developing, such as AMNS India and Calvert. As of December 31, 2021, ArcelorMittal had given $4.3 billion in guarantees on behalf of associates and joint ventures including $3.1 billion issued on behalf of AMNS India, $279 million issued on behalf of Calvert, $323 million in relation to outstanding lease liabilities for vessels operated by Global Chartering and $175 million on behalf of its joint venture Al Jubail (discussed further below). See notes 2.4.1, 2.4.2 and 9.4 to ArcelorMittal’s consolidated financial statements.
Third, joint ventures and associates may experience financial difficulties. In such circumstances, ArcelorMittal may choose to restructure the joint venture, to contribute additional equity or to guarantee additional financing. The Company also may be exposed to loss of its investment or calls on existing guarantees. For example, the financial situation of ArcelorMittal’s joint venture in Saudi Arabia, Al Jubail, was negatively impacted by a slower than expected ramp-up of operations and required further funding in 2018 and 2019; it may require additional funding in the future. ArcelorMittal has provided shareholder loans to assist with funding and has guaranteed some of the joint venture’s indebtedness (see above).
Finally, ArcelorMittal’s investments in joint ventures and associates may result in impairments. In 2020, as a result of lower cash flow projections resulting from weaker market conditions partially linked to the COVID-19 pandemic, the Company recognized a $211 million impairment charge with respect to its associate DHS Group. As of December 31, 2021, ArcelorMittal’s investments accounted for under the equity method had a carrying amount of $10.3 billion, including AMNS India ($3.3 billion), Acciaierie d'Italia ($1.2 billion), DHS Group ($650 million), China Oriental ($1.3 billion), Gonvarri ($617 million), Calvert ($866 million), Baffinland ($386 million) and VAMA ($249 million).

31	Management report
V. Risks related to ArcelorMittal’s financial position and organizational structure
Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill.
At each reporting date, in accordance with the Company’s accounting policy described in note 5.3 to ArcelorMittal’s consolidated financial statements, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (goodwill is reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash-generating unit) is reviewed in order to determine the amount of the impairment, if any.
If certain of management’s estimates change during a given period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2019, the Company recognized $1.3 billion of impairments on the fixed assets of ArcelorMittal USA (of which $660 million was reversed in 2020 in connection with the agreed sale to Cleveland-Cliffs) and a $75 million impairment at ArcelorMittal South Africa following downward revisions of cash flow projections. In 2020, the Company recorded impairment charges of $196 million, including $92 million related to the permanent closure of the coke plant in Florange (France) in the first quarter and $104 million following the permanent closure of a blast furnace and steel plant in Krakow (Poland) in the third quarter. The Company also recognizes impairment in connection with intended sales, when the carrying amount of the disposal group is higher than the fair value less cost to sell. In this context, the Company recognized a total impairment charge of $994 million (including $888 million in connection with the intended sale of the ArcelorMittal Italia remedy assets and $86 million in relation to the sale of the Votorantim remedy assets) in 2018, an additional impairment of $497 million in 2019 related to the remedy asset sales for the ArcelorMittal Italia acquisition and a $331 million impairment charge with respect the Company's plate assets in Europe in 2020. Substantial amounts of goodwill, tangible and intangible assets remain recorded on the Company's consolidated statement of financial position. As of December 31, 2021, the Company's balance sheet included $3.9 billion of goodwill. More generally, no assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions deteriorate or as a result of the Russian invasion of Ukraine and any resulting economic impacts. In particular, changes in key assumptions used in the Group’s impairment tests, due to market conditions, regulations (including environmental regulations) or other reasons may result in additional impairment losses being recognized in the future. In addition, for operations in jurisdictions where a legal obligation of carbon neutrality has been established (i.e., EU and Canada) the Company's assumptions include the significant long-term investments necessary to reach the Group's announced carbon emissions goals. With respect to operations in other jurisdictions where decarbonization will occur at a different pace, the Company increased risk premiums included in their discount rates until they are able to accelerate their decarbonization strategy to meet the 2050 carbon neutrality objective and a legal obligation arises in the relevant jurisdiction. The Company’s assumptions for future cash flows also include an estimate for costs that the Company expects to incur to acquire emission allowances, which primarily impacts the flat steel operations in Europe. The assumption for carbon emission cost is based on historical experience, expected opportunities to mitigate or otherwise offset such future costs and information available in respect of future changes. Due to economic developments, uncertainties over the pace of transition and available public funding support to implement low-emission technologies, political and environmental actions that will be taken to meet the carbon reduction goals, regulatory changes and emissions activity arising from climate-related matters, the Company’s assumptions used in the recoverable amount calculations, among others those relating to capital expenditure and carbon emission costs are inherently uncertain and may ultimately differ from actual amounts.
ArcelorMittal's indebtedness could have an adverse impact on its results of operations and financial position, and the market's perception of ArcelorMittal's leverage may affect its share price.
As of December 31, 2021, ArcelorMittal had total debt outstanding of $8.4 billion, including $1.9 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $6.5 billion of long-term indebtedness. As of December 31, 2021, ArcelorMittal had $4.4 billion of cash and cash equivalents, restricted cash and other restricted funds, and $5.5 billion available to be drawn under existing credit facilities. The Company also relies on its true sale of receivables programs ($5.2 billion of trade receivables sold at December 31, 2021), as a way to manage its working capital cycle.
While ArcelorMittal’s indebtedness has decreased significantly in recent years, were it to increase, this could contribute to the

Management report	32
Company’s vulnerability to adverse economic and competitive pressures in its industry, place the Company at a competitive disadvantage compared to competitors that have less debt; limit flexibility in planning for, or reacting to, changes in its business and industry; and limit its ability to borrow additional funds on terms that are acceptable to the Company or at all.
Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in May 2009, January 2013, April 2016 and May 2020), which could (depending on how they are structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution. In addition, ArcelorMittal has undertaken and may undertake asset disposals in order to reduce debt, as it did over several years through 2020.
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
ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. In April 2021, ArcelorMittal’s revolving credit facility was amended so that the leverage ratio financial covenant would permanently cease to apply in the event that the Company obtained an investment grade long-term credit rating (with a stable outlook) from two rating agencies (which occurred in 2021).
These restrictive covenants could limit ArcelorMittal’s operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under the credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate, creating liquidity pressures. In addition, the mere market perception of a potential breach of any financial covenant, to the extent in effect, could have a negative impact on ArcelorMittal’s ability to refinance its indebtedness on acceptable conditions.
Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or from floating to fixed. ArcelorMittal had exposure to 93% of its long-term debt at fixed interest rates and 7% at floating rates as of December 31, 2021. In addition, in April 2021, ArcelorMittal’s revolving credit facility was amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2e intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™).
In addition to the foregoing specific risks relating to ArcelorMittal’s indebtedness, its share price is affected by the markets’ perception of its leverage.
For further information on ArcelorMittal's indebtedness see “Operating and financial review—Liquidity and capital resources” and note 6.1.2 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.
At December 31, 2021, ArcelorMittal had $8.1 billion recorded as deferred tax assets on its consolidated statement of financial position representing a $0.2 billion increase as compared to December 31, 2020. In 2020, deferred tax assets decreased by $0.8 billion primarily due to the changes in the expectation of future profits mainly in Luxembourg. In 2021, the Company recorded deferred tax benefit of $0.49 billion mainly due to the recognition of deferred tax assets in Luxembourg following increase in the future taxable income expectation on unrealized gains on emission rights and energy derivative instruments. The deferred tax assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration. At December 31, 2021, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $8.1 billion was at least $32.9 billion at certain operating subsidiaries.
ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory

33	Management report
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
ArcelorMittal operates and sells products globally and as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, its results of operations are subject to translation risk (i.e., the U.S. dollar value of revenue and profits generated in other currencies and its debt denominated in other currencies) and transaction risk (i.e., a mismatch between the currency of costs and revenue). Foreign exchange loss for the year ended December 31, 2021 was $155 million as compared to a gain of $107 million for the year ended December 31, 2020.
Moreover, ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, India, South Africa, Venezuela, Kazakhstan and Ukraine, the risk of significant currency devaluation is high. For example, the Argentinian peso has continued to substantially depreciate since 2018, and in 2021, it depreciated approximately 22.1% versus the U.S dollar. Moreover, inflation in 2019 reached its highest point since 1991 at 53.8% attesting the hyperinflationary dimension of Argentina's economy. In order to slow peso depreciation, and in response to the economic situation, the Argentinian government enacted a series of currency controls which require central bank permission to exchange pesos for foreign currency.
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
At December 31, 2021, a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries (referred to as the “Significant Shareholder”), beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) ordinary shares amounting (when aggregated with ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) to 330,940,242 in the aggregate, representing 36.33% of ArcelorMittal’s then outstanding shares. The foregoing statement does not give effect to the ordinary shares resulting from the conversion of the mandatorily convertible subordinated notes issued in May 2020 outstanding as of December 31,

Management report	34
2021. Assuming conversion of all such outstanding mandatorily convertible subordinated notes (including those held by the Significant Shareholder), the Significant Shareholder would, together with Mr. and Mrs. Mittal, beneficially own 341,828,522 ordinary shares representing 32.58% of issued shares (assuming conversion of all notes at the maximum conversion ratio) or 340,206,842 ordinary shares representing 32.74% of issued shares (assuming conversion of all notes at the minimum conversion ratio). As a result, the Significant Shareholder has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and obtaining funding through debt. The Significant Shareholder also has the ability to significantly influence a change of control of ArcelorMittal. For further information on the Company’s major shareholders, see “Shareholders and markets—Major shareholders”.
ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions, and loss-making subsidiaries may drain cash flow necessary for such needs or distributions.
As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. These subsidiaries may also experience operating difficulties that impact their cash flows. For example, ArcelorMittal South Africa has experienced significant difficulties in recent years, including significant outstanding debt, issues with market demands, supply chain disruptions, labor strikes, volatility of the rand vs. U.S. dollar, the effects of the COVID-19 pandemic and national lockdowns. Ongoing difficulties resulted in 2016 in a rights offering entirely underwritten by ArcelorMittal and an additional cash injection from ArcelorMittal, and the auditor reports for 2019 and 2020 included a material uncertainty related to going concern.
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
In the EU, the Industrial Emissions Directive (“IED”) defines the so called Best Available Techniques (“BAT”) and sets the ranges of values that need to be established as limits in the environmental permits. The BAT are also used in other regions as reference, and are periodically reviewed (in theory, an eight-year cycle) to ensure a continuous improvement of environmental performance. The EU Commission has started the review of the IED, with a proposal expected in 2022, which might lead to the strengthening of the permitting framework, supported by growing general concerns about the effects of pollution on the environment and human health.
Despite ArcelorMittal’s efforts to comply with environmental, health and safety laws and regulations, and monitor and reduce accidents at its facilities, health, safety and environmental incidents or accidents, including those involving serious injury or death, have occurred and may in the future occur. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, crushing incidents,

35	Management report
vehicular accidents, falls while working at heights, and other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous, toxic or dangerous materials, which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment.
Certain of these incidents may result in costs and liabilities and negatively impact the Company's reputation or the operations of the affected facilities. Such accidents could lead to production stoppages, loss of personnel, loss of key assets, or put at risk the Company's employees (and those of sub-contractors and suppliers) or persons living near affected sites. Even if ArcelorMittal's liability were to be covered by insurance, its insurance premium may rise as a result. See also “ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.” In addition, any gap between community and worker expectations and ArcelorMittal’s environmental, health and safety perceived performance, as a result of any accidents, safety incidents or even the perception of potential safety or environmental issues, may negatively impact community relations, labor relations, customer relations and the Company’s reputation and result in disruptions to the Company’s operations.
In addition, accidents may arise from the usage of certain types of equipment or from the adoption of operating practices that prove to be insufficiently safe or the failure to follow the Company's standard operating procedures. Accidents may also be caused by human error, the lack of knowledge by its employees on what to do in a given situation or the inability of its employees to follow the prescribed protocols in a given situation. Working in remote or hazardous conditions, where it may be more difficult to mitigate the consequences of an accident or put in place certain preventative measures, may further increase such risks. Furthermore, the Company's ability to conduct certain in-person health and safety training sessions for its employees has been impeded by restrictions resulting from the COVID-19 pandemic, which has had negative effects on ArcelorMittal's recent health and safety record. The occurrence of an accident also may lead to legal claims that seek to hold the Company liable, and it may not be successful in defending against such claims.
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
ArcelorMittal could become subject to unidentified liabilities in the future, such as those relating to uncontrolled tailings breaches or other future events or to underestimated emissions of polluting substances. For example, mining companies have incurred substantial liabilities in connection with the failure of tailing pond dams. In February 2019, the Company decided as a precautionary measure to implement its plan to evacuate the community situated downstream of its dormant Serra Azul tailing dam with a 5.8Mm3 tailings volume in Brazil. The decision was based on an updated site-based assessment following recent incidents in the Brazilian mining sector pending further testing and implementation of any necessary mitigation measures. In 2021, pursuant to the Complementary Agreement Term signed on June 7, 2021 between ArcelorMittal Brasil and the Federal and State Prosecutor Offices, ArcelorMittal Brasil incurred the obligation to execute an action plan to ensure the stability, safety and decommissioning of the Serra Azul tailing dam, and in the third quarter of 2021, recorded a $123 million provision related to expected costs required to strengthen the dam. See “Business overview—Sustainable development—Management Theme #4: Environment—Responsible water use”.
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
For further information, see “Business overview—Government regulations—Health and safety laws and regulations” and “Business overview—Government regulations—Environmental laws" and regulations and note 9.1 to ArcelorMittal’s consolidated financial statements.
Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations, financial condition and reputation.
Compliance with new and more stringent environmental obligations relating to GHG emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (“CO2”), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily

Management report	36
linked to energy use. The EU has established GHG regulations and has revised its emission trading system for the period after 2020 in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances, as discussed below. In July 2021, the European Climate Law was published, setting a new EU climate ambition target of at least a 55% reduction in GHG emissions in 2030 versus 1990 (compared with the current ambition of a 40% reduction) and reaching carbon neutrality by 2050. In July 2021, the European Commission published the so called “Fit for 55” package aimed at aligning the EU’s climate, energy, land use, transport and taxation policies with the 2030 ambition set by the Climate Law. To become EU law, this set of proposals now needs to be adopted by both the European Parliament and the Council of the European Union. The proposals are all interconnected, and they combine: tightening and extending of the existing EU Emissions Trading System; increased use of renewable energy; greater energy efficiency; a faster roll-out of low emission transport modes and the infrastructure and fuels to support them; an alignment of taxation policies with the European Green Deal objectives; a carbon border adjustment mechanism (“CBAM”) to prevent carbon leakage; and tools to preserve and grow ArcelorMittal's natural carbon sinks. Of particular relevance are the EU Emissions Trading System and CBAM proposals that will mainly impact the carbon emissions allowances second trading period of Phase IV, 2026-2030, in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. Given the controversial nature of the proposals and the expected social and economic impact, protracted negotiations and changes can be expected.
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
Following the international agreement reached by the United Nations Framework Convention on Climate Change in December 2015 with the aim to implement the necessary drivers to achieve drastic reductions of carbon emissions (the “Paris Agreement”), the environmental regulatory system has become more complex worldwide and the Company has taken steps to reduce its emission footprint, which in 2020 totaled approximately 124 million tonnes of CO2 (excluding ArcelorMittal USA and ArcelorMittal Italia), through various research and development initiatives, and announced in July
2021 a 2030 global carbon emissions intensity reduction target of 25%, an increase in its European 2030 carbon emissions intensity reduction target to 35% from 30% previously announced, and a Group-wide commitment to be carbon neutral by 2050. Whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax or acquisition of emission rights at market prices, emissions controls, reporting requirements, or other regulatory initiatives, such environmental regulations could have a negative effect on ArcelorMittal’s production levels, income and cash flows. These laws could also negatively affect the Company’s suppliers and customers, which could translate into higher costs and lower sales. In particular, the EU Commission’s decision to further reduce the allocation of CO2 emission rights to companies (as discussed above) could negatively impact the global steel industry, as the amount of such rights is currently at the limit of technically achievable operating conditions. CO2 emissions regulations have already resulted in increased costs in Europe, and ArcelorMittal expects costs will continue to increase with the implementation of Phase IV of the ETS that started in 2021 and that has seen EU allowances prices increase significantly compared to 2020 levels. In addition, the COVID-19 pandemic and its economic consequences caused a decline in production at most EU sites in 2020. Given that, under Phase IV rules, the activity level in 2020 has an effect on the calculation of the allocation in 2021 and 2022 and also on the second trading period of Phase IV (2026-2030), the lower production levels might lead to reduced allocation.
Furthermore, many developing nations have not yet instituted significant GHG regulations, and the Paris Agreement specifically recognizes that GHG emissions will peak later in developing countries. As the Intended Nationally Determined Contributions (“INDC”) for developing nations under the Paris Agreement may be less stringent than for developed nations in light of different national circumstances, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in developing countries. Depending on the extent of the difference between the requirements in developed regions (such as Europe) and developing regions (such as China or the CIS), this competitive disadvantage could be severe and render production in the developed region structurally unprofitable. High carbon costs in combination with weakening demand, rising imports, high energy costs and high iron ore prices was one of the factors underlying the Company’s decision to implement production cuts in Europe in 2019. To address the resulting competitive disadvantage compared to imports, which is expected to increase in the future absent government intervention, the Company has been advocating vis-à-vis the European Commission to introduce a CBAM to the safeguard measures on steel imports in order to ensure that imports into Europe face the same carbon costs as producers in Europe. In July 2021, as part of Fit for 55 (discussed above), the

37	Management report
European Commission proposed a CBAM which will progressively phase out free allocation of CO2 emissions allowances through a 10% reduction per year starting in 2026. This would, if implemented, contribute to a very significant shortage in free allocation in the second trading period of Phase IV, therefore increasing the carbon costs ArcelorMittal will face. This could result in the Company incurring significant additional costs to acquire emissions allowances, the purchase of which may or may not be effectively hedged in the future. The financial impact of any reduction or phase out of free allocations will also depend on the timing of the implementation of changes (itself dependent on political and regulatory developments), and the Company’ s parallel progress in decarbonization, the cost of which may also be higher than currently expected. In addition, the effectiveness of the CBAM proposal against carbon leakage is untested and the provisions to address circumvention risks, including resource shuffling and cost absorption seem insufficient. No assurance can be given as to the timing or adoption of such proposal or its implementation.
In addition, as regulators and investors increasingly focus on climate change issues, the Company is exposed to the risk of frameworks and regulations being adopted that are ill-adapted to its operations. For example, the most established framework for carbon pricing and emissions trading schemes is currently the European Union's ETS discussed above. As mentioned above, the Company has highlighted the importance that a CBAM be included in this system in order to avoid competitive distortions such as European steel becoming overpriced due to European carbon policy, prompting the market to outsource its steel from other regions where carbon is less expensive. With respect to investors, the European Union has reached a political agreement on a package of measures to implement key actions with respect to its sustainable finance plan, and, in June 2020, the European Commission published the EU Taxonomy for Sustainable Finance, a unified classification system to define what can be considered an environmentally sustainable economic activity, as a step in the efforts to channel investments into sustainable activities by making it clearer which economic activities most contribute to meeting the EU's environmental objectives. The Taxonomy Delegated Act on climate mitigation and adaptation criteria is effective as of January 1, 2022 but Delegated Acts for the four other environmental objectives are still pending. A proposal for a Corporate Sustainability Reporting Directive (“CSRD”), which envisages the adoption of EU sustainability reporting standards to be developed by the European Financial Reporting Advisory Group (“EFRAG”), with such standards to be tailored to EU policies building on and contributing to international standardization initiatives, is to be adopted by October 2022. The SEC has also indicated that it plans to adopt new climate change disclosure requirements. If the standards or requirements adopted are not appropriate for the Company or if investors, financial institutions or other stakeholders, including the public, begin to view investments in steel and mining as undesirable, it may become more difficult and/or more expensive for the Company to obtain financing. While the Company has taken significant steps and continues to adapt its operations in light of climate change and the need for sustainability, such steps may not be in line with future frameworks or regulations or market views of investment suitability. Moreover, the Company may in the future face increasing shareholder activism and/or litigation in relation to sustainability matters. See also “The Group’s carbon emissions intensity reduction targets are based on current assumptions with respect to the costs, government and societal support for the reduction of carbon emissions in particular regions and the advancement of technology and infrastructure related to the reduction of carbon emissions over time, which may not correspond in the future to ArcelorMittal’s current assumptions and may render its targets more costly, more difficult, or even impossible, to achieve”. For further information on environmental laws and regulations and how they affect the Company's operations, see “Business overview—Government regulations—Environmental laws and regulations” and note 9.1 to ArcelorMittal’s consolidated financial statements.
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

Management report	38
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
ArcelorMittal is subject to economic policy, political, military, social and legal risks and uncertainties in the emerging markets in which it operates or proposes to operate, and these uncertainties may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.
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
Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally controlled command economies to market-oriented systems or from authoritarian regimes to democratically elected governments and vice-versa. Political, economic and legal reforms necessary to complete such transformation may not progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries. As an example, in Kazakhstan, there were widespread protests (and violent clashes between protestors and police) in early January 2022, resulting in a government crackdown (aided by Russian forces). The prospect of further unrest and resulting political or economic destabilization cannot be ruled out. Furthermore, certain of ArcelorMittal’s operations are also located in areas where acute drug-related violence (including executions and kidnappings of non-gang civilians) occurs and the largest drug cartels operate, such as the states of Michoacán, Sinaloa and Sonora in Mexico.
Certain emerging markets where ArcelorMittal has operations have experienced or are experiencing particularly difficult operating conditions. In Brazil, for example, despite a strong rebound post pandemic, GDP is still below its first quarter of 2014 peak amid continued political uncertainty. Economic growth in South Africa has been weak since entering a recession in the second quarter of 2018, and prior to this recession, the South African steel and mining industries have been subject to a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs, resulting in losses in recent years for ArcelorMittal South Africa. Many emerging markets are also at risk of economic crises (be it external debt, currency, domestic corporate, household or public debt crises) usually brought on by an economic or political shock which can exacerbate existing domestic structural imbalances. Crises in Argentina and Turkey in 2018/19 were examples and had negative impacts on the Company’s core markets in Brazil and the EU, respectively. Other countries at risk of further economic crises include Turkey (renewed external debt/Lira crisis), South Africa (in relation to its public debt), Ukraine (external debt), Brazil (long term public debt sustainability) and to a lesser extent India (again in relation to its public debt).
Finally, ArcelorMittal's operations in certain countries may be affected by military conflicts. The current situation in Ukraine, where the Company has substantial operations, is an example. See "Russia’s invasion of Ukraine, international reaction to it and any regional or global escalation of the conflict, could adversely affect the Company’s business and results of operations."
In addition, epidemics and/or pandemics may affect ArcelorMittal’s operations in certain regions and, in some cases, globally. See “Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, epidemics or pandemics or extreme weather events could adversely affect its operations, customer service levels and financial results” above.
Moreover, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed,

39	Management report
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
ArcelorMittal is subject to an extensive, complex and evolving regulatory framework which may expose it and its subsidiaries, joint ventures and associates to investigations by governmental authorities, litigation and fines, in relation, among other things, to antitrust and compliance matters. The resolution of such matters could negatively affect the Company’s strategy, operations, profitability and cash flows in a particular period or harm its reputation.
ArcelorMittal’s business encompasses multiple jurisdictions and complex regulatory frameworks, including in relation to antitrust, and economic sanctions, anti-corruption and anti-money laundering matters. Laws and regulations in these areas are complex and constantly evolving and enforcement of them continues to increase. ArcelorMittal may as a result become subject to increasing limitations on its business activities and to the risk of fines or other sanctions for non-compliance. From time to time, the Company is subject to review by authorities that monitor market power in any of the markets in which it operates. To the extent that ArcelorMittal is deemed by relevant authorities to exhibit significant market power, it can be subject to various regulatory obligations and restrictions, such as disposing of assets or granting access to its operations to third parties or being prevented from completing acquisitions, which could thereby adversely affect its results of operations and profitability. As a result of its position in the steel industry and its historical growth through acquisitions, ArcelorMittal could be subject to governmental investigations and lawsuits by private parties based on antitrust laws. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are currently pending in various countries including Brazil and Spain. See note 9.3 to ArcelorMittal’s consolidated financial statements. Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, the nature of the resolutions of such proceedings are difficult to forecast but negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages. No assurance can be given that the Company will not be identified as having significant market power in any relevant markets in the future and that it will not be subject to additional regulatory requirements.
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

Management report	40
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
ArcelorMittal's business depends on the transfer of data between its affiliated entities, to and from its business partners, and with third-party service providers, which may be subject to global data privacy laws and cross-border transfer restrictions. While ArcelorMittal takes steps to comply with these legal requirements, the volatility and changes to the applicability of those laws, as well as evolving standards and judicial and regulatory interpretations of such laws may impact ArcelorMittal’s ability to effectively transfer data across borders in support of its business operations that may lead to possible administrative, civil, or criminal liability, as well as reputational harm to the Company and its employees. ArcelorMittal has taken actions necessary to comply with the European Union’s GDPR, which became enforceable in May 2018. The GDPR creates a range of compliance obligations for subject companies and increases financial penalties for non-compliance. Other countries in which ArcelorMittal operates or has a presence such as Brazil, India and South Africa have or are in the process of adopting similar legislation for the protection of personal information. Ensuring compliance will require investments to improve business processes, IT solutions and security solutions. The costs of compliance with GDPR and similar legislation for the protection of personal data and the potential for fines and penalties in the event of a breach of these laws may have an adverse effect on ArcelorMittal's business and operations.
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
Business overview
Business strategy
ArcelorMittal’s success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, intensified its efforts to control costs and repositioned its operations to outperform its competitors. The Company is also developing and implementing a plan to decarbonize its steel and mining assets and achieve carbon neutrality by 2050.
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

41	Management report
requirements and exceeding their expectations. It will invest to develop and grow these businesses and enhance its ability to serve its customers. Given the volatile nature of the industry, that investment will be highly disciplined, balancing financial and sustaining considerations with targeted strategic opportunities. Commodity steel markets will inevitably remain an important part of ArcelorMittal’s steel portfolio. Here, a lean cost structure should limit the downside in weak markets while allowing the Company to capture the upside in strong markets. Finally, ArcelorMittal is developing a strategic response to the challenges and opportunities posed by decarbonization, which will fundamentally change the market structure of the steel industry.
Mining. ArcelorMittal is working to continue to create value from its world-class mining business. Mining forms part of the steel value chain but typically enjoys a number of structural advantages, such as a steeper cost curve. The Company's strategy is to create value from its most significant assets, through selective expansion/de-bottlenecking, by controlling cost and capital expenditure, and by supplying products that are highly valued by steel producers. ArcelorMittal's financial capability allowed it to continue to invest in key mining assets (in particular AMMC as well as ArcelorMittal Liberia),  while the diversity of its steel and mining portfolio facilitates the ability of the mining business to optimize the value of its products in the steelmaking process. The Company's mining business aspires to be the supplier of choice for a balanced mix of both internal and external customers, while at the same time providing a natural hedge against market volatility for its steel operations.
All operations. ArcelorMittal strives to achieve best-in-class competitiveness. Operational excellence, including health and safety, the number one priority, is at the core of the Company's strategy in both steel and mining. The Company steadily optimizes its asset base to ensure it is achieving high operating rates at its best assets. Its technical capabilities and the diversity of its portfolio of businesses underpin a strong commitment to institutional learning and continuous improvement through measures such as benchmarking and best-practice sharing. Innovation in products and processes also plays an important role while supporting overall competitiveness. In addition, pursuant to the Company's July 2021 announcement to target a reduction in carbon emissions intensity by 2030 of 25% globally (both scope 1 and 2), the Group is progressing on various pathways to reduce carbon emissions across its asset base.
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
Research and development
The Company’s Global Research and Development ("R&D" or "Global R&D") division provides the technical foundation for the sustainability and commercial success of the Company by stimulating innovative thinking and the continuous improvement of products and processes.
ArcelorMittal believes it possesses leading R&D capabilities among steel producers and is committed to maintaining and extending this advantage by anticipating and responding to major technological, sustainability and social trends, while also making a significant contribution towards achieving the

Management report	42
Company’s 10 Sustainable Development Outcomes (see “—Sustainable development” below).
To support this commitment, the Company operates 11 research sites around the world, and in 2021, ArcelorMittal’s R&D expense was $270 million (compared to $245 million and $301 million in 2020 and 2019, respectively). In addition, the Company has capitalized $41 million research and development expenses.
Among its R&D initiatives, ArcelorMittal has developed over 15 years of expertise in Life Cycle Assessment ("LCA"), which analyzes the environmental impact of products during their production, use and disposal. In 2021, the Company undertook a total of 37 LCA studies related to steel products and the processes used to produce them, all guided by the relevant standards (ISO 14040-44).
The Company’s expertise in LCA is an important asset in all of its global markets. For example, LCA is a requirement of Environmental Product Declarations ("EPD") for construction products in Europe and contributes to increasing the Company’s competitiveness in the construction sector. Similarly, the current shift to electric vehicles is transforming the sector’s contribution to climate change, mitigating tailpipe emissions and pushing customers to scrutinize their supply chain and the role steel products can play in improving their LCA performance. Finally, LCA supports the decarbonization strategy of the Company, first by studying the potential indirect effects of technological changes, and second by supporting transparent and robust communication on our XCarb® offer.
ArcelorMittal is a member of the CIRAIG International Lifecycle Chair, an international reference center for the lifecycle of products, processes and services, and the world largest research center on the topic. ArcelorMittal is also a member of the Product Social Impact Assessment Partnership
ArcelorMittal’s R&D strategy focuses on six main pillars:
Maintaining the competitiveness of the Company’s steel among its unique automotive customer base.
R&D continually drives innovation that enables the Company’s strategic focus on higher-added-value products. A key focus is products designed to meet the complex and changing needs of the automotive industry.
ArcelorMittal developed its S-in motion® range of solutions, which showcased the benefits of AHSS grades and manufacturing processes that continue to help automotive customers meet demanding targets for fuel economy, and thereby drive improvements in CO2 emissions.
In 2021, new S-in motion® projects have been developed to offer innovative solutions to ArcelorMital's customers. The
Company has finalized in particular a project dedicated to B-segment Battery Electric Vehicles (BEV), which are important in Europe and China. This project also enabled the Company to propose new battery pack concepts. A project was also carried out to illustrate the potential of the latest hot rolled products for chassis applications. In the field of products, new ultra-high strength solutions (1500 to 1700MPa) have been industrialized; they offer outstanding combinations of mechanical properties that make them particularly attractive for the fast-growing battery pack market.
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
ArcelorMittal is fully involved in the development of solutions dedicated to the Global Energy Transition. The Company has developed and patented corrosion resistant steels for use in wind towers or solar mounting systems. Notably, Magnelis® advanced coating combined with Hyper® high strength steels has become a material of choice for light weight solar structures. Additionally, the Company is also working on the development of solutions suitable for the hydrogen economy, electricity grids, carbon capture, storage & use and bioenergy.
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
Construction equipment, agricultural machinery, and heavy transportation is another important segment for which a full range of Ultra-High-Strength steels has been developed. These Amstrong® steels allow customers to lightweight their equipment, increase payload and reduce fuel consumption and CO2 emissions.
First 'XCarb® recycled and renewably produced' steels have been successfully launched. Due to their high recycled content and green energy steel making route, these steels exhibit strongly reduced CO2 emissions.

43	Management report
In construction, the innovative MegaColumn concept developed by R&D is being used for the first time in what is expected to become Canada’s tallest building, the One Tower. There is a constant challenge to minimize the size of the vertical structural elements, without compromising the economic feasibility of projects and limiting their impact on the floor plans of tall buildings. This technical solution brings several advantages:
•smaller footprint of the column;
•lower prices due to the simplicity of the system itself;
•safe and reliable (i.e. minimal welding is necessary on site and, fire protection can be achieved utilizing the surrounding concrete); and
•construction times are decreased dramatically due to off-site fabrication and faster erection.
For railway infrastructures, a completely new range of corrosion resistant rails, RailCor® was launched. These rails show outstanding protection properties from severe corrosion environments, whether they are installed inside tunnels, city centers or coastal areas. This achievement has been made possible after more than two years of tests on rail tracks under the most severe conditions.
In 2021, R&D launched 24 new products and solutions to accelerate sustainable lifestyles, while also progressing further on 17 such product development programs.
In addition, in 2021, R&D launched 27 products and solutions to support sustainable construction, infrastructure and energy generation, while also progressing further on 17 such product development programs.
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
ArcelorMittal's INDI building in Ghent was constructed according to ArcelorMittal's Steligence® approach. This approach makes it possible to reconcile the competing requirements in terms of creativity, flexibility, sustainability and financing, using ArcelorMittal's innovative steel solutions. The entire life cycle of the building is taken into account, from design to renovation and demolition.
In March 2021, the first bridge in Europe combining prefabricated composite beam – filler beam (known as VFT-WiB®) and weathering steel was inaugurated in Poland. This composite bridge is built with ARCOROX® weathering steel beams, ensuring an external reinforcement for the concrete bridge.
Due to XCarb® recycled and renewably produced steels, the Company is able to offer steel produced with a CO2 footprint as low as 0.33 tonne of CO2 per tonne of sections and merchant bars and 0.37 tonne of CO2 per tonne of the EcoSheetPile™ Plus brand. With these two Environmental Product Declarations ("EPDs"), the Company is capable of supporting the construction industry to meet tougher requirements to reduce the embedded carbon footprint of buildings and infrastructure.
Developing breakthrough process innovations to deliver cost reduction, sustainability benefits to meet current and emerging environmental challenges, and new product development.
The creation of unique processes creates value for the Company and its stakeholders by: enhancing the performance of operations through cost efficiency and improved product quality; promoting process-driven product development; and increasingly enabling environmental improvements, including carbon reductions and improvements in air, land and water. Process improvements contribute decisively to the future of the Company, both helping to preserve its license to operate and ensuring its financial sustainability through important management gains.
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

Management report	44
construction material for building protection walls to reduce noise and dust; a fertilizer source for agriculture; and the potential re-use of slag from furnaces in water filtration and greenhouse gas capture. Other circular economy initiatives include: working on the use of mining tailings as a secondary raw material, either by finding marketable solutions or generating valuable products to be used in-house and in construction. Also, developing noble applications for high grade silica tailings produced in Canada and improving the quality of the scrap the Company uses, as well as exploring automated sorting processes for treating scrap.
Improvement in air, land, water. Work in this area includes research in technology for cleaning fumes from stacks, reducing dust diffusive emissions, cleaning water discharges, and solving water scarcity issues. In 2021, the Company made progress in supporting slag-cement business by starting to market the granulated blast furnace slag and developed a slag roadmap for its operations in Kazakhstan, focusing on asphalt agglomerates, winter abrasives and railway ballasts.
Progress against air pollution. In 2021, ArcelorMittal's Global R&D division has continued its intensive work to identify the sources of all kinds of dust emissions in some of its plants, based on advanced sensors and new digital tools. In parallel, it has continued to research technologies to control de-dusting in yards and open areas and delivered a first version of Toolbox solutions to the Company’s operations. ArcelorMittal has continued with the industrialization of advanced filtration technologies to reduce emissions at stacks.
Reduction of carbon emissions and energy use. ArcelorMittal’s Global R&D division also continues to research processes to support carbon neutrality (scopes 1 and 2) by 2050. In 2021, the research roadmap was adapted to the Company’s decision for implementing a fast track towards decarbonization (see "—Sustainable Development—Management Theme#2: Climate change") based on innovative DRI and melting technologies (EAF, open slag bath furnace and submerged arc furnace), while also continuing to pursue the Smart Carbon and Siderwin paths. The Company also continued projects which began in 2020. With respect to the Hamburg Hydrogen project, the operating conditions of the new hydrogen-based direct reduction furnace were optimized to avoid the sticking and re-oxidation of the metallic pellets produced in the furnace. The pilot for cold electrolysis of iron, the "SIDERWIN" project, was commissioned at the end of 2021. A bio-char test using VeLoSint (very low sintering technology) showed that it may be possible to reduce carbon emissions by as much as 49%. The R&D Division also supported the European plants in the reduction of their CO2 footprint. The coke consumption in the blast furnace has been significantly reduced due to the development and implementation of technologies enabling the injection off massive amount of hydrogen-rich reducing gases (e.g. coke oven gas, methane, etc.). Moreover it has been proven that the scrap rate in the Basic Oxygen Furnace ("BOF") converter can be further increased, thus reducing the CO2 emissions, with a new post combustion lance which was designed internally. The R&D division has elaborated a roadmap for developing a proprietary full expert system (a computer system emulating the decision making skills of human expert) to operate the future DRI and new EAFs in a unique, highly variable and challenging conditions (high complexity for obtaining highest quality products with heterogenous raw materials feedstock).
In order to assist with the decarbonization of the Group, ArcelorMittal Mining together with Global R&D are investing significantly in the decarbonization of pellets production by creating programs such as cold bounded products, which means pellets, briquettes and extruded products and also the development of new energy sources for the pelletizing process such as hydrogen and biomass.
Mining process improvements. Global R&D has developed the capabilities to upgrade and digitalize its systems using satellites, drones, wireless sensors and robots to feed a geographic information system for detailed monitoring of tailings dams, in compliance with the Company’s tailings management standard (See "—Sustainable Development—Managing tailings storage facilities"). In the future, this will be extended to both plants and wildlife, thus helping the Company respond to increasing expectations from stakeholders looking for reassurance that biodiversity hotspots are not negatively impacted by the Company’s mining operations. In addition, in 2021, Global R&D participated in the elaboration of a risk assessment for all ArcelorMittal tailings facilities across the globe. With respect to the expansion of the Company's mining operations in Liberia, Global R&D has also been critical in providing modifications that allowed higher recovery rates, reduction of tailings volume and keeping the high-grade concentrate. At the same time, Global R&D started developing the dry stacking tailings program for the project, in compliance with the Company's tailings management standard. For more information on environmental impact, delivering energy saving programs and lowering emissions of solids, water and gases, see “—Sustainable development—Management Theme #2: Climate change and Management Theme #4: Environment”.
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

45	Management report
information technology systems, continuously updating its security measures to avoid data breaches or data theft (see also “Introduction—Risk factors”). The Company is focusing its efforts on:
•Global platforms (Big Data, Industrial Internet of Things ("IIoT"), Collaborative Digital Product Development);
•Manufacturing digitalization (Production, Quality and Maintenance); and
•Business digitalization (Procurement, Commercial, Supply Chain, Strategy, Finance).
The Company's global standard platform for Big Data storage and analytics (ARTHUR) and Industrial Internet of Things (DASHIELL) avoids the use of a mosaic of technologies and facilitates the global sharing and rapid implementation of Artificial Intelligence ("AI") models with proven results among all units. This approach makes the Company’s size a key advantage.
In its digital strategy, the Company makes use of solutions that are directly acquired in the market, solutions that are co-developed with technology suppliers, and solutions that are fully developed internally to take advantage of the rich knowledge interfaces the Company has (process, product, AI, math optimization). This combination leads to algorithms with performance superiority to what is available in the market for the Company's core business and is thoroughly benchmarked.
The main driver for digitalization at ArcelorMittal is a competitive advantage, with new technologies and especially developing cutting-edge AI and mathematical optimization algorithms.
In 2021, the Company has continued with significant advances aligned with its digital plan and global strategy, where it can highlight a few examples:
•Complete design of digital architecture and map of R&D models as standard solution for ArcelorMittal's new decarbonized footprint based on hydrogen DRI and EAF units, in agreement with the Company Digital Council.
•Increased number of decision-based tasks for ArcelorMittal's workforce are taken by algorithms and artificial intelligence improving results and efficiency. For instance, production scheduling of one shift in one of the Company's most complex mills used to take around 3 hours for a person to achieve a technically feasible schedule while it now takes 10 minutes to achieve an optimal one. Additionally, the R&D cutting-edge algorithms developed in the past for finishing operations have been adapted and complemented with new mathematical optimization techniques for upstream manufacturing, presenting significant performance improvements in productivity and production cost.
•Global R&D has invested time and effort in mastering new mathematical techniques combined with AI to better deal with uncertainty management. The Company has applied these techniques successfully on strategic raw material inventory, reducing the need for certain materials during the winter season and reducing operating costs while controlling risk.
•ArcelorMittal's web sales platforms now offer additional material available for immediate purchase and short lead-time. This has been very well received by customers in Europe who already interact with the new system without any human intervention. Together with ArcelorMittal’s commercial workforce, the R&D division has developed additional specific algorithms and recommendation systems that are implemented in new IT commercial platforms adding value to ArcelorMittal's customers, who are also increasing the digital nature of their activities and ways of doing business.
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
•While the implementation of large-scale digital and industry 4.0 projects is challenging in a company of ArcelorMittal’s size, once implemented these projects bring major benefits and value because of the Company’s scale and complexity. The global standard platforms strategy has contributed significantly to this initiative.
ArcelorMittal’s approach is to work with a broad range of entities, thus maximizing the knowledge transference into its capabilities. This has led to the development of new algorithms using Big Data technologies that can solve problems in ways that were not possible before, mainly due to limitations in the manipulation of large volumes of data.
Seizing the potential of additive manufacturing. ArcelorMittal expects significant potential in additive manufacturing/3D

Management report	46
printing. During 2021, the Company’s operations have progressively increased the use of 3D-printed spare parts, specifically through the Company’s joint venture Thesteelprinters, S.L ("Steel Printers") with Frankstahl. The printed spare parts from Steel Printers have been used in the production process at Company’s plants in four countries. As 3D technology matures, it will have an increasing impact on the way the Company and its customers do business. In 2021, the Company announced its intention to become a key player in the supply of steel powders and wires to the additive manufacturing industry and large progress has been made in the ATOM project (proof of concept project which will show the viability of producing and selling steel powders which will be used for 3D-printed steel parts), aiming at producing first ArcelorMittal’s steel powders during 2023.
Sustainable development
ArcelorMittal recognizes the important contribution that its products and processes make to Sustainable Development (“SD”). As part of this, it aims to ensure that its steels are the materials of choice in the transition toward a circular and low-carbon economy. This means preparing for and responding to the most significant long-term environmental and social trends that are transforming the context in which the Company operates. These include sector-focused decarbonization ambitions aligned with the Paris Agreement, the transformation of society toward a circular economy, and the growing demand from customers for adherence to sustainability standards across supply chains, from mine sites to product delivery.
Launched in 2015, ArcelorMittal’s SD framework sets out the 10 SD outcomes that it needs to achieve in order to protect and grow long-term value for its stakeholders. These are aligned with, and aim to contribute to, many of the United Nation’s Sustainable Development Goals (“SDGs”). Details of the relationship between the 10 SD outcomes and the SDGs are included in the reporting index to the Company’s Integrated Annual Review 2020, which is available on the corporate website and will be updated for 2021 in the first half of 2022. The outcomes provide the basis for engaging ArcelorMittal’s workforce on SD issues, and support the development, management and reporting of sustainability across its operations. The 10 SD outcomes are:

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
To drive its purpose of “inventing smarter steels for a better world”, the Company recognizes the value in creating an integrated marketing offer that combines many aspects of its 10 SD outcomes. These include being the supplier of choice for innovative products while maintaining steel and mine sites that operate to standards that meet and exceed the sustainability expectations of customers and investors. This is at the heart of ArcelorMittal’s approach to SD. The Company listens carefully to stakeholders, both locally and globally, and recognizes a trend of rising expectations among them regarding community issues and the world’s transition toward a circular economy and the steel industry’s critical role in that.
Aware that stakeholder trust is a key value driver, ArcelorMittal adopts a Board-led strategic approach to strengthening trust through stakeholder engagement. As such, integrating SD into the business is essential for the Company to achieve long-term value for its shareholders and other stakeholders, while maintaining a profitable market share.
Over the last five years, ArcelorMittal has been incorporating the SD outcomes into its activities, beginning at the site level, by raising awareness about the need to factor SD into planning and results reporting. ArcelorMittal’s Integrated Annual Review, published every year, is a central element in the Company’s commitment to engage stakeholders and communicate its financial and non-financial performance. It forms part of the Company’s wider approach to reporting at a global and local level, supported by reports that provide details on specific areas of the Company’s work or are designed for the use of specific stakeholder groups. The local sustainability reports are available on respective country websites of the Group.
In 2018, the Company’s Board of Directors established the Appointments, Remuneration and Corporate Governance and Sustainability Committee, which included oversight of the Group’s sustainable development policies, strategy and performance centered on safety, climate change, environment, social and customer reassurance. In 2021, the sustainable

47	Management report
development component of board review was provided with it its own committee and renamed the Sustainability Committee (“SC”), which is led by Clarissa Lins, non-executive and independent director, who has specific professional expertise in the area of sustainable development. The Committee oversees the Group's sustainable development policies, strategy and performance centered on safety, climate change, environment, social and customer reassurance.
The SC reviews the Company’s progress against each of the below five management themes on a quarterly basis ensuring active, specific and robust governance.

Management Theme		Relevant SD Outcome
1	Safety	1
2	Climate change	6
3	Customer reassurance	7
4	Environment	4, 5
5	Social	1, 8, 9, 10
At the Executive level, a Sustainable Development Council ("SDC") also meets quarterly in between SC meetings to drive progress and respond to feedback from the SC. The SDC is chaired by Brad Davey, an Executive Vice President ("EVP") and head of corporate business optimization, who is responsible for technology, R&D, commercial coordination, capital goods, communications, corporate responsibility and global automotive. As SDC chair, he discusses environmental, social and governance ("ESG") issues with the Executive Office and recommends topics to be discussed with the SC and the Group Management Committee.
Given the importance of climate change and decarbonization to the business, the Company formalized the establishment of an Executive-level Climate Change Committee ("CCC") to provide recommendations and responses, to the Executive Office and SC as to the level of progress needed to maintain its chosen position as a global leader in the steel sector on climate change. It also guides the business in understanding the risks and opportunities across its value chain associated with the transition to the low carbon economy and adverse physical effects of climate change. Brad Davey is also the chair of the CCC.
The Company is committed to transparency, as demonstrated by the comprehensive SD disclosures made in the Integrated Annual Review and Fact-book each year. In addition, it published its first Climate Action Report in May 2019, a Climate Action in Europe report in May 2020, and the second Climate Action Report in July 2021. These serve as ArcelorMittal’s response to the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) as well as the Climate
Action 100 Net Zero benchmark. The Company is working towards full disclosure on these.
The Company has started the TCFD climate scenario analysis project to better understand the potential future financial impacts on the business resulting from policy, technology, market, legal and physical climate-related risks and opportunities. The project is expected to be finalized in the second quarter of 2022.
The Company is committed to adopting a leadership position in the decarbonization of the steel industry in terms of target-setting, performance and disclosure.
The Company now sees the need to go beyond transparency and invest in stakeholder dialogue by leading collaborative conversations with stakeholders on climate action and multi-stakeholder standard setting processes and certification for both steel sites and mines (see “Management Theme #3: Customer reassurance” below).
ArcelorMittal is a founding member, with Board seat, of the steel industry’s first global certification standard, ResponsibleSteel™. It aims to provide customers, investors and stakeholders with reassurance regarding sustainability throughout the steel value chain, as well as demonstrate the credibility and rigor of audits of the Company's social and environmental performance at its steel plants and mines.
ResponsibleSteel™ audits operations against the 12 ESG principles. The Company has certified ArcelorMittal Europe – Flat Products sites in Germany, Belgium and Luxembourg in 2021 and is planning to certify the rest of ArcelorMittal Europe – Flat Products sites and also ArcelorMittal Europe – Long Products and ArcelorMittal Brazil sites in 2022.
The Company has also committed to external certification by the Initiative for Responsible Mining Assurance (“IRMA”), an internationally recognized third-party verification and certification standard. ArcelorMittal's mining operations in Canada, Liberia, Brazil, Mexico and Ukraine have started the IRMA self-assessment process and are working towards transparency by end 2025. (see “Management Theme #3: Customer reassurance” below).
Both schemes will provide additional reassurance regarding ArcelorMittal’s sustainability standards and will also strengthen its governance standards. The Company’s approach to SD based on the five management themes is summarized in the following pages.
Management Theme #1: Safety
For ArcelorMittal, safeguarding the lives of people is the paramount priority, and the ultimate objective remains to reduce the number of accidents and fatalities to zero. While the Company is proud of the way in which its team has worked to

Management report	48
deal with COVID-19, it recognizes the need to improve its health and safety record and is working tirelessly towards this.
COVID-19
While the second year of the pandemic was different to the first, remaining vigilant is vital, as the recent new waves have shown. In 2021, ArcelorMittal sought to build on the lessons learned transitioning the business in the previous year. In particular, it focused on promoting vaccines wherever possible and joined forces with public bodies in several locations to make them available to not only Group employees, but also local residents. The Company continues to actively combat the impact of the pandemic, both on the business, by monitoring all sites and stress-testing its policies, and in regions where it operates, by donating essential medical supplies and equipment. See also Management Theme #5: Social below.
Increased focus on units with poorer performance
ArcelorMittal has made some progress regarding occupational health and safety. At the same time, its overall performance has been essentially flat for several years now, leaving considerable room for improvement.
Analysis of the fatalities over the past four years shows that the most common causes are moving machinery, vehicle injury and falls from height. The Company has sought to address all of these by introducing numerous measures. In cases involving moving machinery, for example, it has instituted annual reviews of its global Hazard Identification and Risk Assessment ("HIRA") tool, sought to take into account local conditions and introduced mandatory ‘Stop, Think and Act’ measures. Where vehicles have been involved, ArcelorMittal has modified and updated its Fatality Prevention Standard 006 to introduce mandatory alarms for safety belts and parking brake and proximity detectors for certain industrial vehicles, plus additional details about wheels and tire maintenance. To address falls from height, the Company has Fatality Prevention Standard 005, strengthening requirements for roofing activities, integrating learning points from fatalities in 2020, and adding measures regarding dock activities that led to deaths last year.
In 2021, 29 employees lost their lives while working at the Company’s facilities: 16 in the steel business and 13 in mining (including the tragic loss of life of six employees following a gas and coal outburst that occurred at the Abayskaya mine in ArcelorMittal Temirtau, Kazakhstan in November 2021).
The LTIFR for the Company, defined as the number of injuries per million hours worked that result in employees or contractors taking time off work, was at 0.79 in 2021 compared with 0.61 in 2020. For comparison, ArcelorMittal recorded an LTIFR of 3.1 incidents per million hours worked in 2007, the year after the
Company's formation. The table below shows the LTIFR by segment for the years ended December 31, 2021 and 2020:

	For the year ended December 31,
Lost time injury frequency rate*	2021	2020
Mining	0.32	0.27
NAFTA	0.40	0.49
Brazil	0.22	0.28
Europe	1.19	1.07
ACIS	0.94	0.64
Total	0.79	0.61
*Data does not include the LTIFR for ArcelorMittal Italia which was acquired on November 1, 2018 and became a public-private partnership on April 14, 2021.

The fatalities are tragic and unacceptable, and ArcelorMittal is doing its utmost to avoid any reoccurrence. The Executive Office, the Board and the SC review and discuss safety performance regularly and have instigated several changes designed to support incremental improvement in it. At the Executive level, this includes reconfiguring the Global Health and Safety Council ("GHSC") under the chairmanship of Jefferson De Paula, an Executive Vice President and CEO of ArcelorMittal South America Long. Additionally Brad Davey, EVP and head of business optimization, has taken up additional responsibility for corporate health and safety. The GHSC reports to Aditya Mittal, CEO of ArcelorMittal.
One major achievement of the GHSC is the development of a revised Group-wide safety plan. It supports the three pillars of the Company’s long-term safety strategy: namely, fatality prevention, risk management and safety leadership. It includes the following new objectives: conducting analysis to identify site-specific gaps; pairing high-performing sites with those that need more help; preparing detailed action plans to ensure quality and consistency when implementing ‘golden tools’; ensuring minimum requirements for in-house safety training; and carrying out close follow-up on leading KPIs to ensure improvement.
In addition to the GHSC meetings, additional safety meetings are being held regularly by the chairman of the council and his team follows up on specific identified actions. These meetings have particularly focused on those segments with the biggest safety challenges and the main causes of fatalities over the last three years, which have been identified as people crushed by moving machinery, crushed or rolled over by a vehicle, and falls from height.
Segment COOs have also been ‘twinned’ so they can learn directly from each other and ensure that change is led by the Company's most senior leaders.

49	Management report
Communication with leadership has also strengthened. Safety has always been a topic of the quarterly leadership presentations, led by the Executive Chairman and CEO. Now the chair of the safety council also provides an update on activity during the prior quarter with a summary of main lessons learned and actions implemented to take the entire Group to the interdependent stage of the Bradley Curve.
Chief executives and managers have been tasked with implementing safety culture programs for all employees and contractors, as well as ‘golden tools’ such as in-person training, hazard identification and risk analysis, pre-shift safety meetings and shop floor audits. One particular focus is identifying potential severe injuries and fatalities ("PSIFs") and unsafe situations through analysis, action and follow-up, thereby working to avoid them in the future. In 2021, the Company detected and addressed 4,300 PSIFs, compared with 3,700 in 2020. PSIFs alongside deaths and LTIFR are reported monthly to leadership as part of the governance process.
ArcelorMittal believes that the changes being implemented will make a significant positive difference. This includes looking at the health and safety impact of every capital expenditure decision. The Company is evaluating and tracking this progress regularly at the levels of the SC, Executive Office, Management Committee and the leadership group of 300 vice presidents and general managers, as well as with segment leadership teams.
Oversight
While the GHSC monitors progress on safety – using SWOT, KPI, GAP and other forms of analysis to devise action plans, monitor progress and identify next steps – the SC is responsible for oversight on behalf of the Board. The SC meets quarterly, and safety is at the top of every agenda. In addition, it calls ad hoc meetings regarding safety with executives and other leaders from across the business.
When a fatality occurs, all levels of management are informed and a comprehensive review takes place, including reviews with the chief executives of the site and segment involved. They are expected to inform the Executive Office and SC about the circumstances and proposed preventative measures, together with broader lessons for the Group. With a view to applying this as effectively as possible, ArcelorMittal reviews its safety tools and standards regularly.
While the Company expects all employees to be responsible for themselves and their colleagues, instilling a true safety culture begins at the top. As part of this, in 2021, ArcelorMittal increased the proportion of bonuses linked to safety-related KPIs for chief executives and managers from 10% to 15%. This includes PSIFs, which are considered a major indicator of safety performance. In addition, leaders are now expected to be directly involved in training their teams in the area, another crucial part of bringing about cultural change.
Brazil in focus
ArcelorMittal’s operations in Brazil have had zero fatalities in over five years and reported an LTIFR of 0.22 for 2021, the lowest in the Group.
This achievement is largely due to a combination of constant vigilance, mutual accountability and strong leadership. Over the last five years, the business in Brazil has instilled a ‘culture of care’ throughout its activities, from training to shop floor leadership to consequence management. In doing so, it has reached the interdependent stage of the Bradley Curve. This is known to support the best safety results through not only strong tools and processes but also shared responsibility and ownership. Underpinning this is a strong belief that zero accidents is an achievable target.
Jefferson De Paula, one of the two CEOs in Brazil, was an obvious choice to be the first chair of the new GHSC. The Company has long used its global presence to share knowledge and drive progress, and the new body has taken this to the next level in two ways. First, by being a platform for safety coordinators to share best practice. Second, by convening the segment chief executives quarterly to drive Group safety performance through leadership.
Management Theme #2: Climate change
Introduction
Steel is already the circular material of choice due to its lower carbon footprint and infinite recyclability. And it has a vital role to play in a net-zero world. The Company believes that lower- emissions steel has the potential to be the backbone of the buildings, infrastructure, industry and machinery, packaging and transport systems that will enable governments, customers, and investors to meet their own net-zero commitments.
As a global industry leader, ArcelorMittal recognizes its responsibility to contribute to a sustainable future for the planet and society. As part of this, it is fully committed to the objectives of the Paris Agreement. In September 2020, it announced a Group-wide commitment to being net-zero by 2050. In July 2021, it published its second Climate Action Report, in which it announced a target to reduce its carbon emissions intensity by 2030 of 25% globally (scope 1 and 2, attributable to the Company's organizational and operational boundaries in accordance with the GHG Protocol), while increasing its target for Europe from 30% to 35% (Both targets cover scope 1 and 2, for steel and mining, per tonne of crude steel).
The 2030 group carbon emissions intensity reduction target announced this year reflects the unequal pace of change that is

Management report	50
the reality of the world’s decarbonization journey. In regions like Europe, the Company can be more ambitious. In other regions, ArcelorMittal must recognize that without sufficient incentives and policy support, it is much harder for steel industry to decarbonize and remain competitive. Policymaking therefore has a catalytic role to play, and the Company will continue to step up its advocacy for policies that support the acceleration of this transition (See below: Key drivers to support steel industry’s transition).
ArcelorMittal expects the pace of change to accelerate as other parts of the world become more ambitious with their transition plans and that optimism has given ArcelorMittal the confidence to commit to publishing a Science Based Target within two years.
Against this context, the Company believes it is sensible to continue to develop two pathways that have the potential to achieve zero carbon-emissions steel: Innovative DRI and Smart Carbon. A third pathway, direct electrolysis of iron, also represents considerable potential – albeit within a longer time horizon.
All three pathways could lead to low carbon-emissions steelmaking. However, they pose significant challenges in terms of new technology, expanded clean energy infrastructure needs, including infrastructure for the transport and storage of carbon dioxide. They also lead to structurally higher costs of steelmaking. As such, for them to become a reality, a combination of policy and market conditions are required.
The intention is that over time low emissions technologies will become more competitive as the carbon price increases and is applied globally, and as the technologies become more mature and efficient. We anticipate that this will take at least ten years. During this transition period support will be required for innovation because the capital expenditures will not yield an immediate return and will limit operational competitiveness.
To achieve this reduction the Company has estimated it will require a gross investment of approximately $10 billion of capital expenditure. Over time, and with the deployment of appropriate technologies, it is expected that low-carbon steel-making technologies will become more competitive than higher-carbon steel-making technologies. However, this is not the case today and therefore companies will need support through well-designed policy to help moderate the initial capital costs, which will not yield a reasonable return in the short-to-medium term, as well as the higher operating costs in the transition period that could otherwise render them uncompetitive. ArcelorMittal believes support of approximately 50% of total costs will be needed to enable companies to remain competitive regionally and globally through the transition period. The Company expects to deploy approximately 35% of this approximately $10 billion investment by 2025 with the remainder in the second part of this decade. In 2021, the Company has made meaningful progress in its decarbonization journey and announced further steelmaking transformation investment plans in Canada, Belgium, France and Spain with 19.5 million tonnes anticipated carbon emissions reductions for a total amount of $5.6 billion out of the $10 billion investment needed for its 2030 plan; alongside plans to create the world’s first full-scale zero carbon emissions steel plant in Sestao, Spain, by 2025 and plans for further steelmaking transformation in NAFTA (see below: Technologies pathways). See “Company overview—Key transactions and recent developments”.
These initiatives will enable ArcelorMittal to be ahead of its sector in the net-zero transition, and supplement the decarbonization projects it already has underway which enable the Company to pass its carbon emission reductions onto customers for the first time via an audited certification scheme. The first XCarb™ certified tonnes were sold in 2020. The amount of this product available increased to 120,000 tonnes in 2021. The Company expects a run rate of 600,000 tonnes by the end of 2022 as it continues to drive down its emissions following investments in new technologies (see below: ArcelorMittal's three XCarb™ initiatives).
ArcelorMittal is committed to playing a leading role in decarbonizing the steel industry and it actively and directly engages with policymakers and organizations that advocate for the policies and conditions that will enable steel to achieve its net zero transition. This includes both the Company’s direct advocacy activities with policymakers and its indirect influence via stakeholder climate initiatives and also industry associations (see below: Collaborations).
The Company’s activity and progress continues to be overseen by a robust governance structure that includes an executive-level Climate Change Committee and the Board Sustainable Committee, chaired by an independent non-executive director. Having set a 2030 Group target, ArcelorMittal will link this to executive remuneration (see "Management and employees—Compensation—Long-term incentive plan").
In terms of investment decision-making, each major capital expenditure project proposal is required to demonstrate its carbon impact to the Investment Allocation Committee ("IAC"). The IAC considers both the potential future carbon cost as well as the capital cost of decarbonization, to maximize the Company's chances of achieving its targets while ensuring each project is economically justifiable and earns its cost of capital. It is a crucial part of ArcelorMittal’s strategy to manage risk and deliver long-term growth.

51	Management report
The Company's targets
ArcelorMittal is committed to reaching net-zero on a global basis by 2050. The Company has now adopted an ambitious set of carbon targets with which to lead the sector: by 2030, the Company is targeting a 25% reduction in its CO2e emissions intensity across its global steel and mining operations, with an increased European target of 35% (up from 30%). Both targets cover both scope 1 and 2. These targets create the milestones the Company needs to achieve in order to meet its long-term target of net-zero by 2050, and are set against its 2018 baseline. For the purpose of setting a Group target, the Company has made a key set of assumptions as a base case:
• The cost of green hydrogen will become increasingly competitive over the next decade but will still require government support.
• Carbon capture, utilization and storage infrastructure will take time to be built at scale. While Europe is expected to take the lead, CCUS infrastructure has the potential to expand quickly in the US and Canada – providing some potential upside to our assumptions.
• Different regions of the world will continue to move at very different paces and the level of climate ambition will differ between jurisdictions at any given time.
• The introduction of climate-friendly policies in other regions will be 5-10 years behind Europe.
• As it has been reported, 2060 may not be a realistic net-zero target for developing economies, which may mean emissions do not peak until 2030.
These assumptions form the basis of the policy-based outlook outlined in the Company’s first Climate Action report, in which the Company demonstrated how the speed of decarbonization by steelmakers is linked to policy developments. ArcelorMittal’s decarbonization strategy in each part of the world where it operates is now based on the same assumptions. In some countries, for example Europe and Canada, the Company sees sufficient policy incentives to enable ArcelorMittal to ‘Accelerate’ its decarbonization plans. Where these conditions do not yet exist, the Company will continue to make improvements to ‘Move’, but it is difficult to ‘Accelerate’ without becoming uncompetitive in that market.
The following table provides a summary of key metrics with 2018-2020 data excluding ArcelorMittal USA and Acciaierie d’Italia (ex ArcelorMittal Italia). The metrics for 2021 will be published with the Integrated Annual Review in 2022.
Net zero roadmap
In July 2021, in its second Climate Action Report, ArcelorMittal published a net-zero roadmap detailing its journey to net zero for the first time. It is based on five initiatives that will help to achieve carbon neutrality by 2050: transforming steelmaking, transforming energy, increasing scrap use, sourcing clean electricity, and offsetting residual emissions.

Management report	52

The waterfall chart 2030-2050 breakdown is for illustrative purposes only

Scope 1
Scope 2
Scope 1
Scope 2
Offsetting
Carbon removal
100%
-7.5%
-1.6%
-5.1%
-1.5%
-7.4%
-2.1%
1. Announced projects - Innovative DRI-EAF
A, C
2. Announced projects - Smart Carbon + gas injection
B
3. Further projects in development in Europe
A, B, C
4. Canada
A, B, C
4.1 Further projects in development in RoW
A, B, C
5. Sourcing clean electricity
D
75%
Steelmaking transformation
A
Energy transformation
B
Increased Scrap use
C
Sourcing clean electricity
D
Offsetting residual emissions
E
Carbon in the atmosphere
Carbon sequestered
Bioenergy/ CCS with steelmaking as carbon removal
2018
2030
2050
Net-zero

Key

A. Steelmaking transformation (footrprint change, energy efficiency, pellets)

B. Energy transformation (CCUS, hydrogen, bioenergy)

C. Increased scrap use

D. Sourcing clean electricity

E. Offsetting residual emissions

Transforming steelmaking: Over the coming decades, the steel industry will undergo a transition not seen for over 100 years. This includes switching ironmaking from blast and basic oxygen furnaces (“BF-BOF”) to DRI and iron ore preparation from sinter plants to pellet plants. DRI is usually coupled with the EAF method of steelmaking. Until now, the use of DRI-EAF has been limited except in regions where gas prices are low. However, given the rising cost of carbon and need to decarbonize, the potential of green hydrogen is now making this look increasingly economically feasible.
Transforming energy: In recent years, while energy use in BF-BOF steelmaking has become much more efficient and continues to evolve, it remains heavily dependent on fossil fuels. At the same time, a shift towards cleaner energy is underway. This will involve one of three approaches, or a combination thereof: clean electricity (which could be in the form of green hydrogen), continued use of fossil carbon coupled with carbon capture storage ("CCS") to ensure that no carbon is emitted, and use of circular carbon either through natural or synthetic carbon cycles. Natural carbon cycles include the use of sustainable forestry and agriculture residues, to produce bioenergy for steelmaking. Emissions from this will be captured by the regrowth of the biomass waste used. Synthetic carbon cycles rely on the use of waste plastics as an energy source, transforming the carbon in waste gases through carbon capture usage ("CCU") into equivalent new plastics and ensuring that no emissions are generated.
Increasing scrap use: In addition to using scrap in EAF, the use of low-quality scrap in the BF-BOF steelmaking process can be increased in several ways. These include improving steel scrap sorting and classification, installing scrap pre-melting technology and adjusting the steelmaking process to accommodate increased amount of scrap.
Sourcing clean electricity: To reduce its Scope 2 emissions, ArcelorMittal will need to focus mainly on sourcing low-carbon electricity. This will be an increasing challenge, as it launches projects to transition from BF-BOF to scrap and DRI-EAF technology, which will result in electricity becoming a greater part of the energy mix used to make steel. As decarbonizing the overall electricity grid is unlikely, the Company plans to do this by purchasing renewable energy certificates and through direct power purchase agreements with suppliers from renewables projects.

53	Management report
Offsetting residual emissions: Despite the commitment to achieving net zero from operations, residual emissions are likely: those for which either there will be no feasible technological solution or an approach involving excessively high economic or social costs. ArcelorMittal currently estimates these at less than 5% of its overall emissions. To deal with them, it intends to buy high-quality offsets or launch projects to generate high-quality carbon credits that would not have happened without its intervention.
Technology pathways
The steel industry is a large carbon emitter and responsible for 7-9% of global CO2e emissions. The majority of this today is the result of BF-BOF steel production, which mainly uses coking coal in the blast furnace to turn iron oxide into iron which is then cast into steel. BF-BOF steelmaking currently accounts for 1.4 billion tonnes of the 1.9 billion tonnes in annual steel production and has an emissions intensity of an average of 2.2 tonnes of CO2e per tonne of steel (source: WSA, 2021; IEA, 2020).
While the use of scrap will increase for the coming decades that means achieving a zero carbon-emissions steel industry by 2050 is predominantly reliant on making net zero primary steel. While ArcelorMittal produces lower-carbon steel via scrap and EAF (approximately 11% of our global production is via this route), its efforts are focussed on successfully decarbonizing primary steel-making.
The Company is increasingly confident this is achievable and is actively developing two technology pathways (Innovative DRI and Smart Carbon) that have the potential to deliver zero-carbon emissions steel.
Innovative DRI: As renewable and low-carbon electricity becomes increasingly available, the production of affordable, industrial-scale green hydrogen becomes a possibility and the prospect of zero carbon emissions steel made via the green hydrogen-DRI-EAF route becomes viable. In Europe, the Company’s strategy is largely focused on the Innovative DRI pathway. This reflects the commitment in Europe to prioritize the availability of green hydrogen at competitive prices.
Smart Carbon: This involves modifying the blast furnace route to create near-carbon zero steelmaking through the recirculation of top gas, enrichment with hydrogen and the use of circular carbon – in the form of sustainable biomass or carbon containing waste streams – and CCU/CCS — all technologies that the International Energy Agency and the UN Intergovernmental Panel on Climate Change see as critical to achieving net-zero by 2050. Smart Carbon also has a potential to become carbon negative. ArcelorMittal has progressed well on constructing several commercial-scale projects to test and prove a range of Smart Carbon technologies.
Carbon neutrality in the Smart Carbon route can be achieved by relying on the earth’s natural carbon cycle and using biowaste materials, such as sustainable forestry and agriculture residues, to produce bioenergy for steelmaking. Other biomaterials such as waste plastics can also be used, thereby helping to reduce the world’s plastic waste challenge. Carbon by-products from steelmaking can further be converted back into biomaterials at the end of the steelmaking process in a fully circular fashion.
Direct Electrolysis of Iron: This is a third potential technology route, which is at an earlier stage of development, and so is not expected to mature in this decade. Nonetheless, the Company remains cautiously optimistic about this as a future route.
Supported by two net-zero pathways, innovation is escalating across the Company’s global footprint, driving ArcelorMittal towards its decarbonization ambitions.
Innovative DRI-EAF route
Sestao and Gijón, Spain
ArcelorMittal’s Sestao plant will become the world’s first full-scale zero carbon-emissions steel plant. This is enabled by an investment of €1 billion into the Company's plant in Gijón, for the construction of a hydrogen DRI plant and a new hybrid electric arc furnace. This investment is expected to deliver a reduction in carbon emissions at the Sestao site of up to 50% within the next five years. Around 1 million tonnes of DRI will be transported to Sestao to be used as feedstock for the plant’s two EAFs. As a result, by 2025, the Sestao plant is planned to produce 1.6 million tonnes of zero carbon-emissions steel. This will be achieved by increasing the proportion of circular, recycled scrap and using green hydrogen-produced DRI, powering steelmaking assets with renewable electricity, and utilizing carbon-neutral energy inputs, such as sustainable biomass, to replace the remaining use of fossil fuels in the steelmaking process. The Company has signed a Memorandum of Understanding with the Spanish government that will underpin the €1 billion required for the transition.
Hamburg H2 project
In Germany, ArcelorMittal already operates Europe’s only DRI-EAF plant in Hamburg, where the switch to using hydrogen instead of natural gas in the iron ore reduction process is being prepared. A project is underway to test the ability of hydrogen DRI on an industrial scale, as well as testing carbon-free DRI in the EAF steelmaking process. The objective is to reach industrial commercial maturity of the technology by 2025, initially producing 100,000 tonnes of DRI a year. The German Federal Government has expressed its intention to provide €55 million of funding support towards the plant’s construction.

Management report	54
Bremen and Eisenhüttenstadt
ArcelorMittal is planning to build a large-scale industrial plant for the DRI-EAF based steelmaking at its site in Bremen, as well as an innovative DRI pilot plant in addition to an EAF in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure and alongside its existing H2 Hamburg project. The Bremen plant will produce ~2 million tonnes of DRI per year and supply ArcelorMittal EAFs in Bremen and Eisenhüttenstadt. Bremen and Eisenhüttenstadt will produce up to 3.5 million tonnes of steel by 2030, with significantly lower CO2e emissions. Depending on the amount of hydrogen available, CO2e savings of more than 5 million tonnes could be possible.
The technology conversion requires investments which are estimated to be in the range of €1-1.5 billion.
The feasibility of the project depends strongly on the governmental support and the availability of economically viable energy infrastructure and supply.
To support and enable the availability of hydrogen for steel production, ArcelorMittal is participating in the establishment of regional hydrogen networks. These include North German hydrogen projects: the Clean Hydrogen Coastline to benefit Bremen and the Hydrogen Cluster East Brandenburg to enable hydrogen supply for Eisenhüttenstadt. ArcelorMittal is also collaborating with Shell, Mitsubishi and other cross-industry companies to form the Hamburg Green Hydrogen Hub, with the goal of generating energy from renewable sources.
Fos-Sur-Mer and Dunkirk
ArcelorMittal will implement €1.7 billion of investments by 2030 to accelerate the decarbonization of its steelmaking sites in Fos-sur-Mer and Dunkirk while maintaining equivalent production capacities:
–In Fos-sur-Mer, ArcelorMittal will build an EAF. This new unit will complement the ladle furnace announced last March and supported by France’s recovery plan, ‘France Relance’. Together these investments will turn Fos-sur-Mer into a reference site for the production of low carbon, circular steel, made from recycled steel;
–In Dunkirk, ArcelorMittal will build a 2.5 million tonnes DRI unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace and completed by an additional EAF. Other investments are already under way to continue to increase the proportion of scrap steel used.
This investment will enable a transformation of steelmaking in France and a total reduction of approximately 40% or 7.8 million tonnes per year in ArcelorMittal’s CO2 emissions in France by
2030 and will represent a 10% reduction in greenhouse gas emissions from the manufacturing industry in France and put France’s steelmaking industry on the path of the Paris Agreement.
The new industrial facilities will be operational starting in 2027 and will gradually replace 3 out of 5 of ArcelorMittal’s blast furnaces in France by 2030 (2 out of 3 in Dunkirk, 1 out of 2 in Fos).
Decarbonizing the Fos-sur-Mer and Dunkirk sites will contribute to maintaining and developing the French steelmaking industry. It will also support the strengthening and development of local ecosystems, generating positive and sustainable dynamics for employment and industrial activity in France, especially in the Dunkirk and Fos-sur-Mer areas.
This investment program will be supported by the French Government.
ArcelorMittal is also currently studying the implementation of an innovative solution to produce low carbon steel in Dunkirk in partnership with Air Liquide. The project aims to combine a Direct Reduction Plant with arc furnaces to produce 2 Mt/y hot metal which would be a first of its kind. The project includes low carbon hydrogen use and would lead to CO2e savings. Commissioning is planned for 2025. This partnership between Air Liquide and ArcelorMittal is a first step towards the creation of an ecosystem at the forefront of low-carbon hydrogen and CO2 capture solutions that will be a source of competitiveness and attractiveness for various players in the Dunkirk industrial and port basin.
Ghent, Belgium
ArcelorMittal Belgium will reduce carbon emissions by 3.9 million tonnes per year by 2030, by building a 2.5 million-tonnes DRI plant and EAF facility at its Ghent site. This is a result of a recent letter of intent agreed between ArcelorMittal and the governments of Belgium and Flanders to invest €1.1 billion in the flagship Ghent plant’s decarbonization technologies. The DRI plant and electric furnaces will operate alongside Ghent’s state-of-the-art blast furnace that is ready to take waste wood and plastic as a substitute for fossil carbon. The combination of the new DRI plant alongside a sustainable, state-of-the-art blast furnace enables the creation of unique synergies in ArcelorMittal Belgium’s roadmap to net zero carbon-emissions steelmaking. The support of both the national and the Flanders governments in this project is crucial, and welcomed, given the significant cost associated with the transition.
Hamilton, Canada
ArcelorMittal and the Governments of Canada and Ontario announced an investment of CAD$1.8 billion in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton in the

55	Management report
province of Ontario. The intended investments will mean the Hamilton plant will transition away from the blast furnace-basic oxygen furnace steelmaking production route to the DRI–EAF production route. This will carry a significantly lower carbon footprint, reducing the Hamilton plant’s annual carbon emissions by 60%, within the next seven years. The investment was contingent on support from the governments of Canada and Ontario. In July 2021 the Government of Canada announced it will invest CAD$400 million in the project and in February 2022, the Government of Ontario announced it will invest CAD$500 million in the project. This secures project funding and firms up the investment. The project is scheduled to be completed by 2028, although the Company is looking for opportunities to accelerate the project timelines. The new manufacturing processes contribute to a considerable reduction of CO2 emissions and deliver other positive environmental impacts including the elimination of emissions and flaring from coke making and ironmaking operations.
ArcelorMittal Canada, Contrecoeur
ArcelorMittal’s existing DRI plant in Quebec produces 1.7 million tonnes of DRI each year. In 2021, the Company tested hydrogen injection in its DRI facility. The test is a “proof of principle” type aiming at building the Company’s knowledge about this greenhouse emission abatement technique and exploring its potential and viability beyond theoretical calculations or process modelling. The test will start with a limited injection of 5% within the energy mix and further phases are planned in the future. This is mostly attractive because renewable sources – specifically hydroelectric – provide 99% of Quebec’s energy.
The smart carbon route
Torero
ArcelorMittal is constructing an industrial-scale demonstration plant that converts waste wood into renewable energy through a process called torrefaction. This source of waste wood is considered hazardous material if burnt in an incinerator as it emits harmful gasses. However, in a blast furnace no such pollutants can be formed. At the Ghent plant, two reactors will each produce 40,000 tonnes of bio-coal annually that can be used in the blast furnace as a substitute for coal. Construction of the €55 million project started in 2018: reactor #1 is expected to start production in 2022 and reactor #2 in 2024.
Carbalyst
Carbalyst® is a family of technologies which allows us to use steelmaking waste gases to produce basic chemicals such as bioethanol, which are the key building blocks of plastics. The Company is in the process of constructing €180 million industrial scale Steelanol demonstration plant in Ghent and aims to start producing Carbalyst® bio-products by the end of 2022, at a scale of 80 million liters of bioethanol per year and is working to develop partnerships with potential customers in the use of this new product. The sales of bioethanol from the Company's Carbalyst® process are forecast to translate into increased revenues, forecast initially at €75 million per year. These could expand as the Company develops other biochemicals and biomaterials, including bioplastic, biofabrics and biochemicals.
IGAR (Injection of Gas Reductant in blast furnace)
IGAR is a transformative technology for the blast furnace, key to transition to carbon neutral blast furnace technology. It increases the re-use of off-gases in the blast furnace, reducing the consumption of coal per tonne of steel produced and cutting CO2e emissions by up to 20%. It will capture waste carbon monoxide and hydrogen from steel gases and reinject into the blast furnace as a reductant gas. Additionally, this technology increases the concentration of hydrogen in blast furnace off-gases, increasing the amount of carbon captured in Carbalyst processes by increasing the production of biofuels and biochemicals. This technology will also allow green hydrogen to be injected directly into the blast furnace, as and when it becomes available and commercially viable. This technology can be further leveraged by injecting additional carbon monoxide and hydrogen from external clean energy sources, such as green hydrogen, further reducing coal use, CO2e emissions and waste gases of other industries e.g. chemicals.
3D
A pilot project in Dunkirk aims to capture CO2 off-gases at a rate of 0.5 metric tonnes of CO2 per hour for transport and storage. The process uses low temperature heat available across the plant to separate CO2 from other off-gases from the blast furnace to create a pure low-pressure CO2 gas stream suitable for internal reuse or piping for storage. This process could significantly lower CO2 capture costs versus alternative technologies. Regional infrastructure would be requested for all local industrial companies in order to optimize usage and efficiency of the solution. Expected completion date is 2023.
This carbon capture technology has the potential to be adopted across our blast furnace footprint but scaling will be highly dependent on development of CO2 transport and storage infrastructure in the regions we operate. The Company is actively engaged in carbon transport and storage at several locations in Europe and exploring the possibility in other regions. Deployment of the 3D technology will be linked to the development of CO2 pipeline infrastructure, as well as deployment of CO2 reuse technologies in the Company's blast furnaces.
ArcelorMittal's three XCarb™ initiatives
To meet the scale of the decarbonization challenge, ArcelorMittal is committed to continuously innovating to drive the Company towards its goals and help the world reach net zero

Management report	56
faster. As part of its journey to deliver on its 2050 net-zero commitment it also launched its first three XCarb™ initiatives. XCarb™ brings together all of ArcelorMittal’s reduced, low and zero carbon-emissions products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards net zero steel. The three XCarb™ branded initiatives launched include: XCarb™ green steel certificates, XCarb™ recycled and renewably produced and the XCarb™ innovation fund.
The Company’s progress enables it to pass its carbon emission reductions onto customers for the first time via an audited certification scheme. The first XCarb™ certified tonnes of carbon emission savings were sold in 2020. The amount of this product available increased to 120,000 tonnes in 2021. The Company expects a run rate of 600,000 tonnes by the end of 2022 as it continues to drive down emissions following investments in new technologies.
An independent auditor will verify the tonnes of carbon savings achieved through the Company’s investment in decarbonization technologies in Europe, in accordance with the GHG Protocol Project Accounting standard. These savings can be passed on to customers in the form of verified certificates. They can then use those to report an equivalent reduction in their Scope 3 emissions, in accordance with the GHG Protocol Corporate Accounting and Reporting Standard.
Similarly, ‘XCarb™ recycled and renewably produced’ is ArcelorMittal’s product range made via the EAF route using scrap steel, providing customers with greater options of steel produced with an extremely low carbon footprint.
ArcelorMittal’s XCarb™ innovation fund
The ArcelorMittal’s XCarb™ innovation fund is supplementary to the numerous technologies the Company is already developing and deploying across its operations. The XCarb™ innovation fund is intended to serve as a point of access to the best and brightest ideas and is investing in companies developing breakthrough technologies that will accelerate the steel industry’s transition to carbon neutral steelmaking.
Heliogen – unlocking the power of sunlight to replace fossil fuels
Through XCarb™, ArcelorMittal has invested an initial $20 million in Heliogen, a renewable energy technology company. Heliogen’s technology will harness solar energy by using a field of mirrors which will act as a multi-acre magnifying glass to concentrate and capture sunlight. The sunlight will then be subsequently converted into heat (HelioHeat™), electricity (HelioPower™) or clean fuels (HelioFuel™). All three Heliogen products have the potential to be applicable to the steelmaking process and support the steel industry’s transition to net zero.
Form Energy – scaling low-cost and reliable battery technology
ArcelorMittal is lead investor in Form Energy’s $200 million Series D financing round, with a $25 million equity injection delivered through XCarb™. Form Energy, which was founded in 2017 is working to accelerate the development of its breakthrough low-cost energy storage technology to enable a reliable, secure, and fully-renewable electric grid year-round. It has recently unveiled a new iron-air battery which is: low cost (approximately one-tenth the cost of lithium-ion battery technology); has multi-day reliability (100-hour duration hence overcomes the intermittent nature of renewable energy generation); scalable; and can be sited anywhere.
Breakthrough Energy’s Catalyst program – driving adoption of next-generation clean technologies
ArcelorMittal is an anchor partner in Breakthrough Energy’s Catalyst program and has committed to an equity investment of $100 million over the next five years through XCarb™. Founded by Bill Gates, Breakthrough Energy is committed to scaling the technologies the world needs to reach net-zero emissions by 2050. Breakthrough Energy’s efforts include investment vehicles, philanthropic programs, policy advocacy, and other initiatives, including Catalyst. Catalyst is a new model for how companies, governments, and private philanthropy can finance, produce, and ensure widespread adoption of next-generation clean technologies. The program will initially focus on four decarbonization technologies: direct air capture; green hydrogen; long-duration energy storage; and sustainable aviation fuel.
LanzaTech
ArcelorMittal expanded partnership and announced a $30 million investment in carbon recycling company, LanzaTech through its XCarb™ innovation fund, the fourth investment the Company has made through the fund since its launch in March 2021.
H2Pro
The Company invested $5 million in H2Pro through its XCarb™ innovation fund, bringing the fund’s total investment commitments to $180 million since its launch in March 2021.
The investment is part of a $75 million Series B fundraise by H2Pro, with other investors including Temasek, Horizons Ventures, Breakthrough Energy Ventures and Yara.
H2Pro was founded in 2019 by three leading hydrogen experts from Technion (see below) and is developing a disruptive way of producing hydrogen from water. Similar to electrolysis, its technology, E-TAC (Electrochemical – Thermally Activated Chemical), uses electricity to split water into hydrogen and

57	Management report
oxygen. Unlike conventional electrolysis however, hydrogen and oxygen are generated separately in different steps – an Electrochemical step and a Thermally Activated Chemical step.
The technology was developed at Technion, Israel Institute of Technology. E-TAC water splitting offers energy efficiency of over 95%, significantly higher than traditional water electrolysis technologies which typically deliver energy efficiency of around 70%. E-TAC is also expected to prove more cost effective than traditional electrolysis, with capital expenditure costs anticipated to be broadly halved, alongside lower operational costs. H2Pro is targeting producing hydrogen at a cost of under US$2/kg by 2023, when its first commercial, megawatt scale project is anticipated to move into production, and at a cost of under US$1/kg by 2030.
Further projects under development
The Company’s 2030 target also includes projects that are currently under discussion and development but have not yet been announced. These include but are not limited to the following:
Europe: further investment in DRI and EAF installations linked to certain BF relines scheduled within the next decade; additional smart carbon projects if and when current pilot projects prove successful.
ROW: implementation of upstream optimization, specifically in the CIS region; increased use of scrap and natural gas within the current footprint; implementation of pelletizing projects which will over time replace Group sintering processes.
ArcelorMittal is developing different solutions to reduce its GHG emissions from its mining operations. In November 2021, it announced a CAD$205 million investment in its flagship Canadian mining operations with support from the Quebec government, enabling this facility to convert its entire 10 million tonne annual pellet production to DRI pellets by the end of 2025.
The investment, in which the Quebec government will contribute through an electricity rebate of up to CAD$80 million, will enable the Port Cartier plant to become one of the world’s largest producers of DRI pellets, the raw material feedstock for ironmaking in a DRI furnace. The project includes the implementation of a flotation system that will enable a significant reduction of silica in the iron ore pellets, facilitating the production of a very high-quality pellet.
The project will also deliver a direct annual carbon reduction of approximately 200,000 tonnes at AMMC’s Port-Cartier pellet plant, equivalent to over 20% of the pellet plant’s total annual carbon emissions. This reduction in carbon emissions will be achieved through a reduction in the energy required during the pelletizing process.
A DRI plant uses natural gas to reduce iron ore, resulting in a significant reduction in CO2 emissions compared with coal-based blast furnace ironmaking. In Hamburg, Germany, ArcelorMittal is trialing replacing natural gas with hydrogen to make DRI, with its industrial scale pilot project anticipated to be commissioned before the end of 2025. The DRI installations the Company has announced it is developing in Belgium, Canada and Spain are all being constructed to be hydrogen-ready, so as and when green hydrogen is available in sufficient quantities at affordable prices the Company can produce DRI with near zero-carbon emissions.
Key drivers to support steel industry's transition
ArcelorMittal believes that several key factors are critical to driving an effective and equitable steel industry’s net-zero transition: a technology, an energy transition plan in every country, market demand signals, public funding support and effective policies. Together, these will propel the industry’s efforts to achieve individual and collective targets over the short, medium and long term.
Technology: Progress here has been encouraging. The Company remains confident that both of the main routes – Innovative DRI, and Smart Carbon – offer the potential to achieve net zero by 2050. In addition, it is developing a third technology, Direct Electrolysis of Iron. Several low and zero carbon-emissions steelmaking projects are in development or planned, and the first - in Ghent - is expected to be operational in 2022.
Demand signals: One major challenge to the transition is that low-carbon steelmaking costs considerably more than existing methods. As such, a demand signal for the premium offering will be vital. In 2021, ArcelorMittal launched the first XCarb™ products. The green steel certificates and recycled and renewably produced steel under the new brand have both been extremely well received by customers and attracted a premium price. This gives a real demand signal, at least in Europe, where the first products have launched (see more below). There are also encouraging signals from the First Movers Coalition of companies, and the IDDI’s (Industrial Deep Decarbonization Initiative) work to drive government pledges of green procurement for public infrastructure projects.
Clean energy infrastructure: Access to affordable clean energy will be critical to accelerate decarbonization of the steel industry and policymakers can play an important role in incentivizing the development of sufficient clean energy infrastructure and the necessary scale up of carbon-neutral technologies. This will require concerted cross-sector and government efforts to develop the necessary clean energy infrastructure and to guarantee sufficient supply of renewable energy for the transition of heavy industry.

Management report	58
The clean energy infrastructure for each country and region will vary significantly based on the availability and effectiveness of different clean energies available, including wind, solar, bioenergy and CCS. Working with local policymakers to unlock the optimum clean energy infrastructure will be critical. An example of this is the Company’s work with the Brazilian government to ensure use of existing sustainable bioenergy in the steel industry is recognized and supported as a clean energy.
There were some important developments for steel industry at 26th annual Conference of the Parties ("COP26"). The steel sector was included in the ‘Glasgow Breakthroughs’ which aim to make clean technologies and sustainable solutions the most affordable, accessible and attractive option in emitting sectors globally before 2030. The Green Hydrogen Catapult set a goal of 45 gigawatts of electrolyzers – enough to power 45 average-sized steel mills – powered with green electricity, to be developed with secured financing by 2026 with targeted commissioning in 2027.
Effective policies: It is clear that a supportive policy environment will be vital for the steel industry to make significant progress on decarbonization. Encouragingly, some multi-stakeholder policy positions are emerging. For now though, policies around the world largely remain unaligned, meaning that the more ambitious regions will decarbonize their steelmaking industries faster (if they protect against carbon leakage).
Steel is a globally traded commodity and not all regions of the world are moving at the same pace when it comes to the introduction of regulation to address climate change. Furthermore, the low margins and high capital costs associated with the industry mean there is limited headroom to make the investments required and remain competitive without policy intervention.
Ensuring all market participants operate under the same competitive rules is key in these market conditions. The greater the level of global coordination in developing effective policies, the better progress the Company will make towards decarbonization.
The Company believes, however, there are many policies developed for other industries that can be implemented for the steel industry. One example is contracts-for-difference, which have provided valuable policy support and customer demand signal for the renewables industry for many years. New policies will also need to be developed, such as a CBAM that ensures domestic producers and imports share the same carbon cost on the road to decarbonization.
The Company believes that policy instruments need to deliver five market conditions to ensure that low and zero carbon-
emissions steelmaking is at least as competitive as higher carbon-emissions steel:
1.Measures to incentivize the transition to low and zero carbon-emissions steelmaking.
2.A fair competitive landscape that accounts for the global nature of the steel market, ensuring domestic production, import and exports are subject to equivalent GHG reduction regulations.
3.Financial support to innovate and make long-term investments and neutralize the higher operating costs of low and zero carbon-emissions steelmaking.
4.Access to sufficient clean energies at affordable price level.
5.Incentives to encourage the consumption of low and zero carbon-emissions steel over higher carbon-emissions steel.
The Company is actively engaging with governments in the regions where it operates to share its own thinking and help to shape policy that support acceleration of the transition, addressing the fact that both capital expenditures and operating expenses will be significantly higher, at least in the short to medium term. This includes developing clean energy infrastructure, providing access to transition finance, and addressing carbon leakage resulting from the unequal regional pace of change in an industry that is globally traded.
Funding support: Given the high levels of capital expenditures and operating costs required for the transition, funding will be needed to support the regional and global assets that are the first movers. Progress on this front remains encouraging, with governments on the both the national and continental levels making considerable funds available. As discussed above, during 2021, the Company made several announcements regarding decarbonization projects in Spain, Belgium, France and Canada with expected governmental support. See “Introduction—Key transactions and events in 2021" and "Properties and capital expenditures—Property, plant and equipment".
Financial institutions will also play a vital role to play and the creation of a sub-group of the Centre for Climate Aligned Finance to look specifically at the steel sector is welcome development. It is critical that both funding and finance is available to companies for which the transition is costly, but which cannot finance the transition themselves.

59	Management report
Collaborations
The latest climate science outlined in the Intergovernmental Panel on Climate Change ("IPPC")’s 6th Assessment Report indicates that urgent progress is needed. For heavy industry in particular, where the challenges are immense, progress will be faster if industry stakeholders collaborate. Since the publication of its first Climate Action Report in July 2019, the Company has worked with numerous important platforms that unite key stakeholders to identify the main challenges and requirements for the steel sector’s transition. These include the Energy Transition Commission ("ETC"), World Economic Forum and the Rocky Mountain Institute ("RMI") – all part of the Mission Possible Partnership – as well as others involved in driving progress, such as the International Energy Agency, the Science-Based Targets Initiative, ResponsibleSteel and the Industry Deep Decarbonization Initiative ("IDDI").
The Company led work with its peers across the steel sector in the Net Zero Steel Pathway Methodology Project ("NZSPMP"), which published its recommendations in July 2020. This work should accelerate progress not only for the Company but also across the entire sector, by establishing a set of principles that ensure that the carbon emissions and targets of steel companies and the industry are assessed in a like-for-like way.
The Company also worked with the ETC to inform their development of two 1.5C scenarios for the steel sector. The Tech Moratorium ("TM") scenario envisages significant carbon reductions over the next decade, with no new blast furnaces beyond 2030 and a steep decarbonization thereafter. The Carbon Cost scenario illustrates a more rapid acceleration in the presence of a global carbon price or equivalent.
The RMI’s Center for Climate Aligned Finance has reflected both the TM scenario and many of the NZSPMP principles in a mechanism which enables the banking sector to assess the alignment of steel companies with the 1.5C expectations for their sector.
The Company is now collaborating with the SBTi on a project to define a fit-for-purpose methodology to develop additional science-based target resources for the steel industry, which began in November 2021. The Company has committed to adopting a Science Based Target within two years.
On January 27, 2022, ArcelorMittal published its second Climate Advocacy Alignment Report which maps the policy positions of the 61 associations of which the Company is a member, against the objectives of the Paris agreement and the five policy priorities ArcelorMittal outlined in its second Climate Action Report.
Management Theme #3: Customer reassurance
ArcelorMittal expects the momentum behind supply chain accountability to continue to grow and a particular focus to be on mined raw materials. Consumer-facing brands seek to demonstrate responsible sourcing, and customers are uniting to demand and validate higher standards in supply chains through their own due diligence processes. For the Company, this is expressed through growing demand from its customers for assurance regarding environmental and social standards.
As such, ArcelorMittal regards supply chain certification and assurance as a vital opportunity to forge closer links with customers and believes that taking a leading role in multi-stakeholder engagement is one of the most effective ways to achieve results. It is working with steel and mining peers, and with other stakeholders, to advance the development of new third-party standards. To establish a global approach for the entire ‘mine-to-metal’ steel value chain, and in response to the strong trend of rising assurance expectations from customers, the Company has been playing a leading role in developing and implementing the requirements of third-party standards such as ResponsibleSteel™, the Initiative for Responsible Mining Assurance ("IRMA") and Mining Association of Canada’s ‘Towards Sustainable Mining’ ("TSM").
ResponsibleSteel™ is the steel industry’s only global multi-stakeholder certification initiative. It has over 100 members and associates, including steelmakers, mining companies, NGOs, steel-consuming customers, financial institutions and industry bodies. It enables steelmakers to demonstrate that their operational processes and products meet rigorously defined standards across a broad range of social, environmental and ethical criteria. It also improves responsible sourcing of the raw materials used in steelmaking and reduces supply chain risk.
In November 2019, following a robust accreditation process, ResponsibleSteel™ launched its first site certification standard. It is based on 12 principles underpinned by over 50 criteria and over 200 auditable requirements that address health and safety, human rights, local communities, biodiversity GHGs, among other sustainability and assurance issues.
In 2020, the Company carried out readiness assessments using the ResponsibleSteel™ standard across all its European flat product sites, and the results were positive. In 2021, its sites in Belgium (Geel, Genk, Ghent and Liège), Germany (Bremen and Eisenhüttenstadt) and Luxembourg (Belval, Differdange and Rodange) have been certified as being in compliance with it. They were the first in the world to be independently audited and meet the standards required.
The ResponsibleSteel™ audit enables each site to prove that its production processes meet rigorously defined standards across a broad range of ESG criteria, including:

Management report	60
a.Climate change and GHG emissions
b.Water stewardship and biodiversity
c.Human rights and labor rights
d.Community relations and business integrity
To be awarded ResponsibleSteel™ certification, each site has to undergo a detailed third-party audit, and an independent Certification Committee makes the final decision. ArcelorMittal has worked with international auditor AFNOR Group and its German subsidiary GUTcert, both specialist companies providing certification and assessment services.
The Company is currently working on a site assessment and verification plan and is on track to seek certification for its ArcelorMittal – European Long Products and ArcelorMittal Brazil sites in 2022.
The Company believes that its leading role in the development of ResponsibleSteel™, and its commitment to achieve certification, will enable it to improve customer relations, increase market share among customers already seeking certification and create demand for certified products. Assurance needs to cover the full steel value chain, including sourcing of primary raw materials. This is why ArcelorMittal also plays a leading role in the wider movement towards establishing social and environmental standards for mining that stakeholders recognize and value.
As a member of the IRMA steering committee, the Company participates in the multi-stakeholder expert panels shaping its standards. The Company is also looking into implementing IRMA across its mines to assure its customers that raw materials have been sourced and produced responsibly. Its mining operations in Canada, Liberia, Brazil, Mexico and Ukraine have started the IRMA self-assessment process and are working towards transparency by end 2025.
Another example is the Company’s commitment to the Mining Association of Canada’s Towards Sustainable Mining initiative ("TSM") at its mines in Canada, which helps to monitor and improve performance and assurance. AMMC has been implementing the protocols of TSM since 2004, and the Company's mines in Canada are all TSM-assured and 5-star rated.
Both schemes will provide customers, investors and stakeholders with assurance regarding sustainability throughout the steel value chain and demonstrate the credibility and rigor that has gone into auditing social and environmental performance at ArcelorMittal’s steel plants and mines (see description above and “Sustainable development governance” below).
In Ford’s World Excellence Awards, the Company won the Supplier Sustainability Award for its supply chain efforts and commitment to IRMA. Ford recognizes companies that exceed expectations and achieve the highest levels of excellence in quality, cost, performance and delivery.
ArcelorMittal engages directly on responsible supply chain issues with customers from the automotive, rail and other sectors, including construction, household goods and packaging. It is also open to involvement in initiatives used by customers to share their processes for assessing supply chain risk, such as Drive Sustainability, EcoVadis and the Green Building Council.
Alongside these multi-stakeholder, customer-focused initiatives, the Company is committed to driving standards in its own supply chain. It has been engaging with its key raw material suppliers and recommending that they follow one of the certification routes. Implementing certification standards in mining is the best way to improve responsible sourcing of the raw materials used in steelmaking and reduce supply chain risk.
In 2020, to encourage suppliers to adopt an assurance scheme, ArcelorMittal revised its Code for Responsible Sourcing ("Code") to include explicit references to its commitment to ResponsibleSteel™, IRMA and other industry initiatives. The Code sets out the minimum standards that the Company expects from its core suppliers, in areas such as health and safety, human rights and ethics. The updated Code now includes its expectations that suppliers will adopt practices in line with the ResponsibleSteel™ standard.
Every year, the Company assesses several of its largest suppliers against its Code based on risk priority. It asks suppliers to complete a self-assessment questionnaire and share supporting evidence. In 2021, 99% of ArcelorMittal’s raw material suppliers signed the Code.
The Company may also conduct site visits. If breaches of the Code are found, it discusses how to address them and agrees a timeline and process. Mitigation actions can include engaging with the supplier to encourage them to commit to certification, sharing support and knowledge to address specific challenges, and encouraging the supplier to join a wider initiative if the issue is endemic in the industry.
ArcelorMittal continues to carry out additional ESG risk mapping and analysis, as well as further phases of due diligence based on OECD guidelines where assessments highlight areas of social and environmental concern. In addition, it develops action plans where needed; pays particular attention to ‘conflict minerals’, such as tin and tungsten, which are needed in small quantities for effective steelmaking; and engages with suppliers regarding ESG concerns identified. The Company also

61	Management report
publishes a Special Disclosure Report in compliance with the US Dodd Frank Act Section 1502 and has done work to meet the requirements of the EU’s new conflict minerals regulation. In addition, the Company is developing plans to ensure compliance with the new European supply chain due diligence laws.
Management Theme #4: Environment
Behind the sustainable development goals (“SDGs”) to which ArcelorMittal is committed is a vision of progress that leaves no one behind. The Company focuses on making steel in ways that work for society while mitigating carbon footprints (as discussed in “Management Theme #2: Climate Change“ above) and other negative environmental impacts. It also aims to meet stakeholder expectations regarding the use of shared resources, particularly natural ones such as air, land and water. Operating transparently and responsibly in these areas is essential for retaining stakeholder trust and the Company's license to operate relies heavily on its environmental stewardship. This can be achieved only over the medium to long term through dedication. As part of this, the Company is committed to making progress globally wherever possible through ongoing investment in environmental initiatives, governance improvements and stakeholder engagement, among other measures.
In 2021, ArcelorMittal’s IAC has approved expected capital expenditures totaling $565 million for 40 projects with environmental benefits.
Some of the challenges affecting air, land and water are global in nature, and the Company engages in multi-stakeholder forums aimed at addressing them. Where the issues and means of addressing them are local, the leadership teams on location engage with stakeholders at every level, including site-by-site.
Regarding governance, ArcelorMittal now requires every major site to have a five-year environmental improvement plan, and CEOs report on these in their regular business area review meetings. Site-level performance is also reviewed by the SDC and reported regularly to the SC.
Before developing any new mine or steel plant, the Company carries out detailed environmental impact assessments and establishes an environmental management plan. At all production sites, it monitors air, water, energy and residue data, and publishes this annually in its Integrated Annual Review and country-level sustainability reports. ArcelorMittal monitors regulatory developments and aims to be fully compliant with all applicable regulations (see “Business overview—Government regulations”).
For example, the Tubarão unit in Brazil monitors impacts such as air and noise pollution and odors, as well as those on local traffic. Potential risks at the site include injuries, respiratory diseases and water and soil contamination. At the Vega unit in Brazil, impacts monitored include the quality of effluents and waste treatment, air emissions and transportation of material.
The Company also aims to listen to concerns wherever they are raised, and to respond appropriately, including by acknowledging where standards have fallen short.
Addressing air quality concerns
ArcelorMittal understands that air quality is among the most salient issues for the communities in which it operates. It is also a continuing focus for regulators, and the Company’s goal is to comply fully with regulatory standards. While specific sources of pollutants, particularly in urban and industrial areas, are not always identifiable and not easily quantifiable, ArcelorMittal aims to listen to any concerns and respond appropriately. It also continues to make significant environmental investments that address air quality. These include the following:
ArcelorMittal Méditerranée, France
In Fos-sur-Mer, France, a 10-year €100 million investment program has reduced SOx and NOx levels by 45% each and dust emissions by 70%. Several environmental protection units have been commissioned, including to desulphurize coke oven gases and to remove dust at the steel plant furnace, as well as low NOx burners in the slab furnace of the hot strip mill.
In parallel with this program, the Company has invested €150 million in fully renovating the coking plant’s 126 ovens. This has brought crucial progress.
Between 2021 and 2023, the site will invest another €50 million in environmental projects. The main initiative underway concerns the sinter plant, where an innovative filter is being installed, the coke plant and the steel shop where water treatment plants are being commissioned. The equipment, which involves investment of €20 million and will be commissioned in 2022, will reduce dust emissions from the production unit by 40%. Other projects include the construction of a new blast furnace gas storage facility and the commissioning of a new charger at the coking plant.
The site management regularly meets with local residents to review environmental projects and results. In the Etang de Berre region, ArcelorMittal is taking part in the “Réponses” initiative on air quality in the 21 municipalities. It is led by a multi-party group comprising the state, local authorities, associations, employees, industrialists and a panel of citizens. The panel is regularly invited to meetings with local residents.
ArcelorMittal Kryvyi Rih, Ukraine
In the past 15 years, ArcelorMittal Kryvyi Rih reduced its dust, CO, SOx and NOx emissions by more than 50% and wastewater discharge by almost 65%. This journey will continue

Management report	62
in the next years. ArcelorMittal Kryvyi Rih started building a new pellet plant to replace two old sinter plants. It is also modernizing sinter plant #2. Together, they represent 75% of the site’s total emissions. The new pellet plant will reduce CO2 emissions by 750 thousand tonnes per annum and dust, CO, SOx and NOx emissions by 78 thousand tonnes. Production is expected to start in the fourth quarter of 2023. See "Properties and capital expenditures—Capital expenditures".
Among other initiatives, the Company has started building a new pellet plant to replace two old sinter facilities and is modernizing a third sinter one. Together, they represent 75% of the site’s dust emissions. The new pellet unit will reduce pollution by 78,000 tonnes a year and CO2 emissions by 750,000 metric tonnes annually. It is expected to be operational by the fourth quarter of 2023 (see "Properties and capital expenditures—Capital expenditures").
ArcelorMittal Temirtau, Kazakhstan
In the next four years, ArcelorMittal is to invest more than $380 million as part of an environmental action plan to reduce emissions and improve overall environmental performance. In 2021, it completed the installation of a new electrostatic precipitator ("ESP") for sinter machine 5 and a new ESP for the lime shop. In 2022, a new boiler with emissions control equipment will be installed. Other upcoming investments include filters for sinter machines 6 and 7, a gas cleaning plant in the coke battery, a new coke plant and two new boilers in power plant 1. Completion of the full plan is expected to reduce emissions by 39%.
ArcelorMittal Asturias, Spain
Between 2017 and 2022, the Company intends to invest €210 million in environmental upgrades that are expected to reduce the site’s diffuse emissions by 50%. Among other initiatives, it has installed a new €12 million bag filter at sinter plant A. Completed in 2021, it is expected to reduce particulate emissions from the source by 75%, bringing them below 10mg/Nm3.
In addition, ArcelorMittal has completed a project to introduce coke oven injection in blast furnace B at the Gijón plant. This will reduce CO2 emissions by 125,000 tonnes a year, which is equivalent to annual emissions from 84,000 Spanish households using natural gas-based heating systems.
Improving land use and biodiversity
ArcelorMittal aims to practice prudent land use management and protect biodiversity in the environments where it operates, including through partnerships with local environmental organizations and others to improve and research local flora and fauna. Mining is a key focus in terms of both responsible land management and biodiversity. In 2021, the Company has increased its efforts regarding reclamation and closure planning of mines and issued new corporate guidance.
As well as managing its own environmental footprint, ArcelorMittal looks for ways to help to protect local habitats. It is particularly proud of its 20-year support for the TAMAR project in Brazil, run by the Chico Mendes Institute for Biodiversity Conservation. The initiative focuses on protecting local marine habitats and species, such as endangered sea turtles, including a colony that lives near the Company’s Tubarão site.
Also in Brazil, through the Serra Azul facility, ArcelorMittal manages more than 1,000 hectares of the Atlantic forest, one of the world’s most ecologically diverse regions. The area is five times larger than that set aside for iron ore extraction. To preserve the forest for future generations, the Company works with the Velhas River Basin Committee and its in-house nursery, which grows and donates seedlings from more than 60 native species. The goal is to plant 300,000 new seedlings by 2022.
Another example is the work by ArcelorMittal Liberia ("AML"). It has been mining iron ore in the Nimba region of northern Liberia since 2011, although exploration and mining had taken place intermittently there since the 1950s. Located to the east of AML’s mining operations, the Nimba mountain range extends from Liberia into Guinea and the Ivory Coast, and is covered in moist evergreen, montane and secondary forests. Both it and the Western range have global conservation value and are home to a remarkable diversity of species and habitats, many of which are highly threatened. They also include numerous restricted species, several of which occur nowhere else in the world. Forest ecosystems are under severe pressure from extractive industries, as are the livelihoods of rural communities, which depend on bushmeat, charcoal, firewood, medicinal plants and subsistence agriculture.
In 2011, AML launched the Biodiversity Conservation Programme ("BCP") to compensate for biodiversity impacts from its mining operations that could not be avoided, minimized or restored. Designed to achieve a net gain for biodiversity, the BCP is multidisciplinary in its approach. It seeks to address multiple threats to biodiversity, including underlying drivers of livelihood insecurity and unsustainable farming practices, and is designed to deliver numerous benefits.
The BCP is delivered at landscape scale, focusing on the protection and management of a much larger area than that of the direct footprint of the mining operations and associated infrastructure. The main components include improving the management of the East Nimba Nature Reserve and three community forests; negotiating and managing conservation agreements with communities to reduce illegal activity and deforestation through an incentive-based scheme; and promoting the uptake of sustainable agriculture to improve

63	Management report
production per area of land and food security. The BCP also involves education and awareness raising, wildlife assessments and research.
Responsible water use
Water is a vital resource for everyone, and ArcelorMittal aims to be responsible in terms of both the amount that it consumes and the quality of water that its sites discharge into the environment. Its work in the area is aligned with the UN‘s SDG 6 (“Clean water and sanitation”), with particular reference to targets 6.3 (water recycling), 6.4 (water efficiency) and 6.5 (water management).
The Company‘s net water use in steelmaking, defined as the difference between the water that it withdraws and discharges, is measured, monitored and managed at each site by a dedicated team. In general, steel plants treat and recycle the same intake of water repeatedly, losing it only through evaporation. Withdrawals from groundwater sources make up less than 1% of ArcelorMittal‘s water intake.
Treatment facilities play a vital role in how the Company manages its discharges into water and improves efficiency of use in its operations. Unlike reducing carbon emissions, which is a global challenge, water use is a more localized issue. Where freshwater is scarce, or when there is a drought, ArcelorMittal works with local municipal and water authorities to explore alternative sources, including seawater, rainwater and wastewater from treatment plants. When issues occur, it aims to work swiftly and closely with local authorities.
The Company’s application of new water technologies takes into account local conditions. In the search for alternative sources to contribute to water security, ArcelorMittal Tubarão is constructing an innovative and pioneering project in Brazil, and a first in the Group: a sea water desalination plant. It mainly aims to increase water security and ensure the stability of operations, with an appropriate strategy for future adaptation to climate change.
Work has started this year and is expected to be completed within two years. The plant will produce up to 500m³/h of industrial water for its system, providing an alternative source to freshwater from the Santa Maria da Vitória River. Today, freshwater represents 3.5% of the water consumed by ArcelorMittal Tubarão (96.5% is sea water), part of which is treated, transformed into potable water and used for human consumption.
The process aims to mitigate environmental impacts. It consists of collecting sea water and transforming it into industrial water using reverse osmosis, a technology already established and applied in many countries, including Israel, Spain, Australia, Argentina and the US. The technology will also support the future development of skilled labor in the country, as technicians and engineers at the local academy can be trained in it.
The BRL50 million (approximately $13.4 million) investment will cover all of the necessary infrastructure to collect and filter sea water, desalinize it through reverse osmosis, and then store and distribute the end product. The facility will be located near ArcelorMittal Tubarão’s thermoelectric power plants and occupy an area of around 6,000 m², making it the largest desalination plant in Brazil. Its initial capacity will be 500 m³/hour (12,000 m³/day) with the potential for further expansion.
The brine (liquid with a higher concentration of salts after separation) will be returned to the sea, with no negative impact, through the return channel used by ArcelorMittal Tubarão’s existing cooling equipment: that is, the condensers in its thermoelectric plants.
ArcelorMittal Tubarão will produce the energy consumed in the desalination process, which is about 3MW, or less than 1% of its total energy generation. The environmental licensing process for the project has already begun at Instituto Estadual de Meio Ambiente, and the reference terms and environmental control plan are being prepared.
ArcelorMittal Tubarão’s project implementation studies include leading technologies and suppliers. The research, undertaken over two years, involved the Company’s Research and Development Centre and experts from Brazil and Spain (Asturias).
ArcelorMittal Tubarão is also developing other initiatives in line with the Brazilian government’s water strategy and the state water resources plan. These include:
•Studies with the government of Espírito Santo state, through Cesan, to use treated sewage for industrial purposes.
•A project to recover springs in the Santa Maria da Vitória basin, in partnership with the Santa Maria da Vitória Basin Committee; Capixaba Institute for Research, Technical Assistance and Rural Extension (Incaper); Secretariat for Environment and Water Resources of Espírito Santo state; Public Prosecutor’s Office of Espírito Santo state and of Santa Leopoldina region; and the administration of Santa Leopoldina city. As a pilot in the city of Santa Leopoldina, the initiative aims to study the best techniques to recover and fence 55 springs in the Crubixá region.
In the Company’s mining operations, some sites recycle as much as 98% of their water. For example, AMMC is working on a $36 million multi-year holistic water management project that includes installing treatment units to control surface effluents on

Management report	64
waste rock piles. It will eventually help to release treated water back into the natural supply. The investment is expected to be completed by the end of 2022.
To support broader industry efforts to reduce water consumption, ArcelorMittal took part in two EU-funded projects: SPOTVIEW and INSPIREWATER. Both explored new technologies and water management practices that could help the industry reduce consumption, energy use and waste generation.
Managing tailings storage facilities
The Company has 26 tailings storage facilities ("TSFs"), including conventional, paste, dry-stack and in-pit facilities, of which 15 are active, 10 are inactive and one is closed.
ArcelorMittal has developed its tailings strategy based on the leading industry guidelines: from the Mining Association of Canada ("MAC"), Canadian Dam Association ("CDA") and Global Industry Standard for Tailings Management ("GISTM"). Its evolving governance model takes into account the principles laid out in the GISTM and aims to ensure that its TSFs are structurally sound and safe, with all efforts directed at minimizing risk.
To ensure the safety of all of its TSFs, the Company has a review process that includes internal and external audit. The internal part is conducted at the corporate level to assess compliance with ArcelorMittal’s tailings management standard. The external audit and review includes ‘engineer of record’ performance reviews and annual engineering inspections in addition to an independent technical review panel evaluation by a panel of industry specialists. These are benchmarked against international guidelines and are considered best practice.
The Company is also seeking continuous improvement in its tailings management program to reduce exposure to risks associated with conventional TSFs by using best available technologies. This includes reducing the risk of existing conventional operations by promoting reduced moisture disposal methodologies, such as high density thickened tailings (paste) or filtered tailings where appropriate; and using latest and proven new technologies such as high precision radar, InSAR satellite monitoring and remote instrumentation to monitor facilities globally in real time.
ArcelorMittal is assessing all its mining operations for transition in line with these principles, and developing customized design solutions for non-conventional tailings system management. It has implemented tailings thickening steps in assets in Mexico, reduced moisture disposal methodologies in Brazil and Canada, and further studies are ongoing across the Group.
On February 8, 2019, ArcelorMittal preventively relocated residents from the Pinheiros community (Itatiaiuçu - MG), due to the activation of the Emergency Action Plan (PAEBM) of the Serra Azul dam. The change in the emergency level occurred after a more conservative methodology was applied by the independent auditor responsible for the dam stability declaration, following recent mining accidents in Brazil.
The Company understands how disruptive this move was for those impacted, but reiterates that the action was carried out on a preventive basis, that is in line with its main priority, which is to ensure safety first. Throughout the process, the Company has acted with total transparency and prudence, maintaining active support to dislodged families and the community to mitigate the impacts caused.
In June 2021, ArcelorMittal reached an agreement with the Federal and State Public Prosecutor's Office and affected families regarding compensation parameters for the impacts caused by preventive evacuation. The parameters of the collective agreement encompass (i) housing (real estate indemnification and acquisition); (ii) economic damages (loss of profits); and (iii) moral damages. This was the first extrajudicial agreement with the state and federal prosecutors in the context of reparation processes for families that were preventively evacuated due to the activation of the dam emergency plans. Individual negotiations with the affected families started in October 2021 and are ongoing.
Furthermore, engineering projects are being developed for the construction of a downstream containment structure and also for the dam decommissioning. The construction of the check structure is a legal requirement to start the dam decommissioning process.
Management Theme #5: Social
ArcelorMittal wants communities to recognize it as a good neighbor, one that actively engages with local stakeholders to make a positive contribution by creating economic and social value through employment, procurement, taxation, sustainable development initiatives, strong risk management and respect for human rights. To do this, the Company understands that it must take a partnership approach by listening to stakeholder concerns at the site, country and segment levels; engaging in open conversations about challenges and concerns; and discussing the best ways to respond. This will help to balance the financial demands of the business with the needs of others now and in the future.
ArcelorMittal seeks to be a proactive partner in local socioeconomic development, one trusted to maintain an open dialogue and find constructive solutions when challenges arise. This approach is an essential part of its integrated approach to managing risks and impacts, and therefore maintaining its social

65	Management report
license. Local operations are responsible for directly managing community issues and monitoring local risks and opportunities, including how they are being addressed.
The Company is committed to providing stakeholders with assurance regarding sustainability throughout the steel value chain and informing them about the credibility and rigor of social and environmental performance audits at its steel plants and mines. As part of this, it is leading the steel industry’s first global certification standard, ResponsibleSteel™, and implementing IRMA standards for its mining operations.
As the ResponsibleSteel™ certification is being rolled out, ArcelorMittal sites have been preparing for the rigorous audits against a range of ESG issues, including social ones such as human rights, health and safety and stakeholder engagement. The process is meticulous and has been enormously valuable, having helped the Company to improve its social management approach to local communities, employees and contractors working on site. ResponsibleSteel™ involves taking a more management systems-based approach to areas such as human rights, diversity and labor rights. As a result, the Company’s aim is to now manage social topics with the same systematic rigor with which quality, environment and safety topics are handled.
The audit takes place in two stages: sites carry out a self-assessment against the 400+ requirements, then there is an in-person audit involving in-depth interviews and more detailed inspections. Any non-conformities are detailed in a report, and sites are expected to address them within a certain time frame before the auditor can recommend certification. Some examples of minor non-conformities identified at ArcelorMittal’s sites include the need to be more transparent about the criteria for selecting charities, which will be addressed by publishing more detailed information about them and the level of support; to ensure that local grievance mechanisms are easier to access and allow anonymity; and to engage with communities more regularly, especially on those issues that matter to them most.
As part of the audits to prepare for ResponsibleSteel™ accreditation, it is encouraging to see that the community relations guidance and a toolkit for local teams developed in 2019 were used at some sites.
In 2021, the Company has issued an asset sustainability plan for stakeholder engagement and grievance mechanism guidelines for its mining operations, aligned with the IRMA standard. In addition, it is in the process of reviewing and updating its policies to ensure that they are fully aligned with the ResponsibleSteel™ and IRMA requirements. It is also working on developing the Social Performance Framework and guidance manual, based on the existing Community Relations Guidance Toolkit. This will include a Social Risk Assessment and Management Plan, a Stakeholder Engagement Plan and
Community Grievance Mechanism, and a Community Development Plan.
Many communities’ concerns are specific to them. For example, issues such as lack of skills training and social development programs are particularly important in Liberia’s emerging economy. Since 2017, AML Vocational Training Centre has helped young people to develop globally recognized vocational skills. In 2021, 97 students enrolled, and the first group of 45 apprentices graduated from the three-year residential program in May. As part of the expansion, AML has also launched a training and development program for high potential Liberian employees who will gain on the job experience and knowledge in ArcelorMittal Mining operations globally. The employees will receive advanced training in the fields of mining production and operation optimization, plant maintenance, planning and execution, plant electrical operation systems, and electrical maintenance. Other training areas include plant-fitting and heavy-duty mobile equipment maintenance, as well as mine production and operations.
Meanwhile, the Community Development Social Fund helps to support broader projects in areas such as agriculture and infrastructure. In 2020, the Liberian government agreed that 20% of the fund would support those living closest to the Company’s operations. The projects are selected by beneficiary committees and approved by local county approval committees. AML manages all contracts for goods and services and distributes payments.
ArcelorMittal strives to address the issues that matter most to the communities living near its sites. In 2021, for example, it continued the work on human rights. The Company expects all sites to follow its policy in this area. This includes working with public and private security forces in ways that meet relevant country and international standards, including the Voluntary Principles on Security and Human Rights ("VPSHR"), which is consistent with IRMA. When issues occur, ArcelorMittal expects sites to address them, and this begins with education and training. For example, in Liberia, the Company has introduced VPSHR scenario-based workshop sessions. It trained 383 employees in 2020 and another 237 completed the instruction by the end of 2021.
In Mexico, the ArcelorMittal ‘Women of Steel’ program received recognition from the Mexican Center for Philanthropy ("CEMEFI") for 36 successful initiatives focusing on the development of local communities over 11 years. It promotes the development, integration and empowerment of communities in the Lazaro Cardenas region and beyond. The program’s ultimate goal is to empower communities to be agents of change, transforming their ideas into reality using their knowledge and skills and contributing to the formation of a more

Management report	66
just society. It also seeks to raise awareness of the importance of taking part in creating a better social environment.
The program began in 2009 and has seen more than 43,000 people of all ages participate so far. It has also involved work with several private and government institutions, which has created momentum for development.
Working towards a just transition
Over the next two decades, the steel industry will undergo a transformation unparalleled since the 19th century, with many aspects of industrial activity along the value chain changing beyond recognition. An important aspect of this will be the social transformation that accompanies it, and the enhanced quality of life and standard of living that this brings across the value chain.
As ArcelorMittal plans for the transition of each of its steelmaking sites, it is working with government and unions to optimize these impacts. In Spain, for example, where the Company is moving from blast furnace steelmaking to the DRI-EAF route, it anticipates a positive employment impact along the value chain, from the construction of new assets and decommissioning of existing ones to the development of renewable energy infrastructure and hydrogen production and transportation systems. In addition, the transition will contribute to improvements in environmental impact across the value chain.
ArcelorMittal has also developed a tool that will help it to understand the social impact of its decarbonization strategy, based on best-practice principles developed by the United Nations Environment Program and the Social LCA project. The Company will be able to use this tool alongside its environmental impact expertise to consider the overall impact of its transition plans, starting with a pilot at its facility in Sestao, Spain. This will provide further data to support work with key stakeholders, including the need for policy to support the industrial and social transition.
Responding to COVID-19
Like many in the private sector, ArcelorMittal has been attempting to harness skills and resources in a useful and collaborative way to address the challenges presented by COVID-19 and provide social and humanitarian support during this time. It has been collaborating to address the severe lack of required safety and medical equipment, including face masks and ventilators. Its businesses across the world have collectively donated to various initiatives, including financial donations to healthcare facilities in communities where the Company operates. Where excess capacity existed, it offered space to medical facilities to host additional wards.
ArcelorMittal has also offered support by conducting vaccination awareness campaigns and delivering vaccines. For example, as part of a collaborative health strategy between the public health administration and the Confederation of Companies of Valencia, more than 500 workers at its facility in Sagunto, Spain, were vaccinated against COVID-19 at the plant’s medical service, which relieved pressure on the public hospital system. The vaccination campaign began in early July and ended in mid-August. To achieve the expected results, robust coordination was needed between the internal medical services and the public health services, in terms of accurate cross-data utilization, timing of vial delivery and administration of vaccines without waste.
In France, ArcelorMittal has both offered vaccines internally and worked with local public authorities to support their campaigns to make available not only immunization, but also antigen and PCR tests. In addition, the Company has paid particular attention to the wellbeing of employees during the pandemic. This has included providing advice on physical and mental health, updates about the situation in regions where it is present and reminders about the importance of social distancing and other preventative measures.
In Liberia, the Company conducted awareness campaigns on preventing the virus, keeping safe and having vaccinations. It also strengthened the response capacity of medical facilities in Buchanan and Yekepa by establishing precautionary observation centers and COVID-19 treatment units, recruiting short-term staff and procuring various medical supplies and equipment. In addition, it supported national and local response efforts by pledging over $200,000 for medical supplies and equipment, including for washing hands, checking temperatures and covering faces, as well as strengthening its partnerships with the Ministry of Health and the National Public Health Institute at the national and country level. Nearly 1,700 workers and associates of AML have been voluntarily vaccinated through a collaborative effort with the Ministry of Health.
STEM
Alongside responding to communities’ needs and concerns, ArcelorMittal’s community investment strategy focuses on developing skills in STEM (science, technology, engineering and mathematics). This reflects the important role that scientists and engineers will play in building a sustainable future for society at large, the steel industry and the Company. The strategy is delivered in many ways: from providing teaching aids and technological support, to inviting students to steel plants, and to developing long-term partnerships with leading academic organizations around the world. For details about human-resource-related matters and its efforts to build the ‘workplace of tomorrow’, which is part of Management Theme #5: Social, see "Management and employees—Employees".

67	Management report
In 2021, ArcelorMittal continued to pursue numerous initiatives aimed at promoting the STEM disciplines among young people. In France, for example, it does this through both social networks and a strong presence at school forums. In November, it participated in the second Usine Extraordinaire forum, which is fully online this year and aims to change perceptions of the industry among young people and the general public. Other broader initiatives include giving presentations about the Company and industry in educational institutions, and arranging virtual tours of facilities for engineering students, with a particular focus on decarbonization and the environment.
In Poland, for example, ArcelorMittal also undertook numerous activities to promote STEM. In April, it acted as a partner in a competition organized by the European BEST Engineering Competition. This international event, which took place in six cities in the country and over 30 countries in Europe, aimed to encourage engineering knowledge, creativity and innovative thinking among students at technical universities. In September, the Company took part in an IT career job fair for candidates interested in programming, database management and industry 4.0. At the event, a representative gave a presentation on the use of Python in data analysis and production models.
Meanwhile, in Krakow, the Company began a fourth scholarship program for the most talented students at the AGH University of Science and Technology, this time focusing on materials science. In addition, it launched the ‘Spin the Wheel with ArcelorMittal Poland’ project, which aims to support research clubs at the AGH University of Science and Technology; and acted as a partner in the ‘UP – Level Your Skills Up’ event, which offers technical students the chance to consult with recruitment specialists about their careers.
Sustainable development governance ("SDG")
ArcelorMittal’s commitment to integrity is enshrined in its Code of Business Conduct and supported by a comprehensive framework of policies in areas such as human rights, anti-corruption and insider dealing. These reflect the principles and concepts of the UN Global Compact, the OECD Guidelines on Multinational Enterprises and UN SDG 16 (“Peace, justice and strong institutions”). See also “Management and employees—Corporate governance”.
Listening, learning, respect and transparency are key to the integrity of the Company’s leadership and governance, which helps to ensure that ArcelorMittal operates effectively and ethically worldwide. The Company considers its relationships with its various stakeholders to be vital to its success. Managed in the right way, these relationships help ArcelorMittal to know how best to respond to challenges, anticipate future problems and earn trust.
In each country, ArcelorMittal’s operations are encouraged to assess their stakeholders’ expectations and concerns, in order to inform their approach to the 10 SD outcomes and five management themes. Working with customers, suppliers, unions and others can also contribute to UN SDG 17 (“Partnerships for the goals”).
Fully integrating SD into the business is essential to fulfil the Company’s aim of achieving long-term value for its shareholders and other stakeholders, while maintaining a profitable market share. As discussed above, in 2015, ArcelorMittal introduced a sustainable development framework including 10 SD outcomes. The SC oversees the progress towards these, as well as the overarching strategy toward SD according to the five management themes described above. The Company’s approach to meeting its SD targets includes:
•Key Performance Indicators the Company reports against, overseen by the SC;
•SD-focused Business Plans. An expectation that SD is integrated into each segment’s business plan, acting on the relevant SD issues material to the business;
•SD-focused Corporate Initiatives. A ‘mine to metal’ chain of assurance, measured against multi-stakeholder environmental and social standards. These provide customers, investors and stakeholders with assurance regarding sustainability throughout the steel value chain and inform them about the credibility and rigor that has gone into auditing social and environmental performance at ArcelorMittal’s steel plants and mines. Corporate SD initiatives for the benefit of the Company, which include, for example, accelerating progress toward low-carbon steelmaking and devising innovative steel solutions for a positive SD impact;
•SD-focused Reporting. A robust articulation of ArcelorMittal’s approach and progress through clear narrative and transparent reporting verified by a third party.
In 2021, the Company also continued to deepen its understanding of the relevant risks in its supply chain by strengthening its supply chain risk management and audit processes. To do this, it focused on implementing ResponsibleSteel™ (see “Management Theme #3: Customer reassurance” above) at the steel sites and IRMA at the mining sites. Both standards aim to ensure that both its own sites and its supply chain uphold international human rights and ESG standards.
ArcelorMittal’s human rights policy draws on the UN Universal Declaration of Human Rights, the International Bill of Human

Management report	68
Rights and the core conventions of the International Labor Organization and the UN Global Compact. It also aims to contribute to UN SDG 8 (“Decent work and economic growth”), including target 8.7 on modern slavery. The policy includes commitments to workers, local communities and business partners, and covers health and safety, labor rights and the rights of indigenous people.
Every three years, employees in relevant functions are required to undertake training on the policy. In 2021, 94.83% of ArcelorMittal’s relevant workforce had completed up-to-date human rights training, an increase from 89.5% in 2020. Where appropriate, the Company provides face-to-face instruction. It also conducts wider ethical and integrity training: in 2021, 91.32% of ArcelorMittal’s employees had completed up-to-date training on the Code of Business Conduct, and 96.20% of the relevant workforce had completed anti-corruption training.
Reporting is central to the Company's promise of openness with stakeholders. ArcelorMittal is committed to applying best practice standards in corporate governance in its dealings with shareholders and other stakeholders, and with respect to transparency, balance and quality of disclosure and reporting. This commitment underpins Integrated Annual Reviews and the Company's Climate Action Reports. ArcelorMittal also published several country sustainability reports in 2021, alongside its disclosures to the CDP on climate change and water, and a number of investor and customer surveys. In 2021, the Company published its Report on Payments to Governments in respect of Extractive Activities for the year ended December 31, 2020.
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
Integrated steel-making
In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and fluxes to produce hot metal. This is then combined with scrap in a converter, which is mainly a basic oxygen, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet or cast directly as ingots. The cast steel is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generation. Integrated mills are substantially dependent upon iron ore and coking coal which, due to supply and demand imbalances, shortening of contract durations and the linkage between contract prices and spot prices, have been characterized by price volatility in recent years.
Mini-mills
A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and the more efficient plant layouts of mini-mills and lower manpower. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the

69	Management report
limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility in recent years, and the cost of electricity.
Integrated mini-mills
Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which continues to be subject to price volatility. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Integrated mini-mills are substantially dependent upon iron ore which, due to supply and demand imbalances, shortening of contract durations and the linkage between contract prices and spot prices, have been characterized by price volatility in recent years. In addition, because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas also than are mini-mills using scrap.
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
Electrical steels. There are three principal types of electrical steel: grain-oriented steels, non-grain oriented fully processed

Management report	70
steels and non-grain oriented semi-processed steels. Non-grain oriented fully processed steels are iron-silicon alloys with varying silicon contents and have similar magnetic properties in all directions in the plane of the sheet. They are principally used for motors, generators, alternators, ballasts, small transformers and a variety of other electromagnetic applications. A wide range of products, including a newly developed thin gauge material for high frequency applications, are available. Non-grain oriented semi-processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations.
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
Mining products
ArcelorMittal’s principal mining products which are also raw material input items for steel operations include iron ore and solid fuels (coking coal and coke).
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
•Leveraging local and low cost advantages on a global scale.

71	Management report
Faced with more volatile raw materials prices in recent years, ArcelorMittal’s priority has been to optimize output and production from its existing sources focused mainly on iron ore and coking coal rather than to further expand its portfolio of mining assets. Iron ore and coking coal are its two most important inputs in the iron-making process.
ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company's largest iron ore supply contracts with Vale were renewed in 2017 and a renewal process is currently ongoing. ArcelorMittal's principal international iron ore suppliers include Vale in Brazil, Anglo-American (Sishen in South Africa and Minas Rio in Brazil), Metalloinvest in Russia, Luossavaara-Kirunavaara AB in Sweden, IOC (Rio Tinto Ltd.) and Baffinland Iron Mines Corporation ("Baffinland") in Canada. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, Glencore in Australia, Contura and Warrior in the United States, Teck Coal in Canada, Vale in Mozambique and JSW in Poland.
ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. (see “Operating and financial review —Economic conditions—Raw materials”).
Iron ore
ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Canada, Mexico, Liberia and Brazil. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities.
For further information on Mining segment iron ore production, see “Operating and financial review—Operating results”. For further information on each of ArcelorMittal’s principal iron ore mining operations including total mining production of iron ore and coal, see “—Property, plant and equipment— Properties and capital expenditures” and "—Property, plant and equipment— Reserves and resources (iron ore and coal)"
Solid fuels
Coking coal
As with iron ore, ArcelorMittal sources a percentage of its coking coal from its own coal mines in Kazakhstan. The Company’s mines in Kazakhstan supply substantially all of its requirements for its steelmaking operations at ArcelorMittal Temirtau.
For further information on coking coal mining production, see "—Property, plant and equipment— Reserves and resources (iron ore and coal)"
Coke
ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries sell, on occasion, excess coke at market prices to third parties. The remainder of the spot purchases of coke are made from China, the United States and Colombia.
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
Natural gas
ArcelorMittal procures much of its natural gas requirements for its Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European and Ukrainian operations, with a contractual mix of “all-in” bilateral supply and direct access to the market, ArcelorMittal sources its natural gas requirements

Management report	72
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
In 2021, AM Shipping arranged transportation for approximately 61.03 million tonnes of raw materials and about 8.71 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as the coordinator for the Company's joint venture with DryLog, a Monaco based shipping company.
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
Sales and marketing
In 2021, ArcelorMittal sold 62.9 million tonnes of steel products.
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

73	Management report
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
ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 10,500 patents and patent applications, mostly recent and medium-term, for more than 724 patent families, with 77 inventions newly-protected in 2021. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.
In addition to its patent portfolio, ArcelorMittal is constantly developing technical know-how and other unpatented proprietary information related to design, production process, decarbonization solutions for steel production and use of high quality steel products, leading to development of new applications or to improvement of steel solutions proposed to its customers, such as the ones aiming at weight reduction for vehicles. ArcelorMittal has also been granted licenses for technologies developed by third parties in order to allow it to propose comprehensive steel solutions to customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement of others’ intellectual property rights that could materially harm its business.
Government regulations
ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is an overview of the principal features of the Company's regulatory regimes, as of December 31, 2021, that affect or are likely to affect the Company's operations.
See “Risk factors” and note 9.3 to ArcelorMittal’s consolidated financial statements.

Management report	74
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
In December 2019, the European Commission presented the Communication on the European Green Deal, which sets out a detailed vision to make Europe the first climate-neutral continent by 2050, safeguard biodiversity, establish a circular economy and eliminate pollution, while boosting the European Industry.
As these laws and regulations in the European Union stemming from the Green Deal and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial resources including operating and capital expenditures to achieve or maintain ongoing compliance. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in note 9.1 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal anticipates that its expenditures with respect to environmental matters in the EU over the next several years will relate primarily to installations of additional air emission controls, to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to ongoing implementation and upcoming revision of the IED (Directive 2010/75/EU), respecting achievement amongst others of dust, NOx and SO2 and to address GHG issues, including the reduction of emissions and purchase of allowances.
In relation to the joint venture Acciaierie d'Italia (formerly ArcelorMittal Italia), certain environmental obligations (decontamination and environmental capital expenditures) of the previous operators regarding the Taranto plant have been transferred to Acciaierie d'Italia, which operates the Taranto plant as lessee and, as such, is required to implement an environmental plan. This will require significant capital investments by Acciaierie d'Italia. See also further information on Acciaierie d'Italia in "Introduction—Risk factors" and "Introduction—Key transactions and recent developments" and "Properties and capital expenditures—Investments in joint ventures".
As the central directive to tackle industrial pollution, the IED represents a key pillar of the European Green Deal. Policy options to enhance its performance may include, for example, the improvement of the Best Available Techniques reference documents ("BREF") elaboration process or furthering the contribution to circular economy objectives. The adoption by the EU Commission is planned for the beginning of 2022. A Commission proposal for a revised IED is expected by March 2022. It will look at the sectoral scope of the legislation and at how to make it fully consistent with climate, energy and circular economy policies.
Policy options to with respect to the IED may include, for example, a more central and authoritative role in industrial decarbonization; a more ambitious approach for how the IED promotes a transition to safer chemicals, resource efficiency and the circular economy; expanding the focus on supporting innovation and/or addressing issues associated with the effectiveness of the current Directive.
Moreover, with respect to waste shipments, the European Commission is revising the EU rules as the proposal in Europe seeks to enforce the principle that waste can only be exported if it is managed as sustainably as in the EU, otherwise companies will have to stop the export. In Brazil, the government has issued ordinance which creates the obligation to register a Waste Transportation Manifest nationwide.
Environmental requirements impacting industrial operations are also becoming more stringent in other jurisdictions. For example, in Canada, the Environment and Climate Change Canada Government Department (“ECCC”) updated the Base Level Industrial Emission Requirements (“BLIERs”) under the federal Air Quality Management System, thus incurring considerable investments to comply with emission regulations. Provincial regulations in Ontario and Quebec will also be requiring further emissions reduction.
In Ontario at ArcelorMittal Dofasco, the SO2 BLIER requires to install a full coke oven gas desulphurization by December 31, 2025. Currently, on a plant-wide basis, ArcelorMittal Dofasco’s facility is meeting its BLIERs objective. Moreover, the decarbonization project will impact ArcelorMittal Dofasco’s overall NOx emissions.
In Quebec, pursuant to Quebec 2011 Clean Air Regulation Act regulating particulate matter (“PM”), a combustion chamber and canopy hood volume increase at its Contrecoeur East facility is in progress with the expected completion date beginning of 2022.
In Kazakhstan, beginning in 2025, complex ecological permits for emissions into the environment will impose more stringent emissions standards and also outline measures for reducing emissions (production improvements). Moreover, in July 2021, the new Environmental Code of the Republic of Kazakhstan came into force, which introduces the “polluters pays” principle – therefore increasing liability risks.

75	Management report
In Ukraine, over the period of 2020-2021, a range of draft laws aimed at the environment protection have been submitted to the Ukrainian Parliament. The documents are to improve the policies and provide variety of instruments to regulate GHG and industrial emissions, waste management sector and strengthen the state environmental inspection. These draft laws will convey a substantial change into the environmental regulation within the next two years. In October 2021, the Ukrainian Government approved the Environmental Security and Climate Adaptation Strategy until 2030. Though this Strategy primarily deals with climate change mitigation measures, it also focuses on the industrial pollution reduction, the effective chemical safety system establishment, the rational use of natural resources, among others. The Strategy will be implemented in accordance with the approved action plan, setting out the list of measures for the consecutive three years. Ukraine is implementing EU directives on industrial emissions and waste. As a part of the IED implementation in Ukraine, the industrial emissions law will introduce a concept of BATs, which will be required for implementation by the largest facilities. Most of the large industrial companies, while planning modernization or new construction projects, have been already building their investment strategies upon BATs. The industrial emissions law and subsequent secondary legislation are expected to be adopted as early as 2022 and beyond, but the impact of this legislation is already currently visible. Also, in October 2021, the national Pollutant Release and Transfer Register (“PRTR”) was launched in Ukraine. The PRTR contains data on emissions of polluting substances released into the air and water, the volumes of waste generation as well as information on the environmental inspections carried out. The Ministry of Environmental Protection and Natural Resources of Ukraine has pledged to extend the scope of information and regularly update the register.
In Mexico, new waste legislation is under discussion. Pursuant to the last version of the proposal, dated September 2021, the standard on maximum permissible limits of wastewater discharges is currently under review in order to reduce maximum permissible limits. Such a regulatory change would incur increased costs, as ArcelorMittal would need to invest on new waste treatment systems in order to fulfill the new requirements. Moreover, ArcelorMittal needs to comply by July 1, 2022 with new rules on the measurement of national waters that mandates continuous data monitoring.
ArcelorMittal’s mining activities also are subject to increasingly stringent environmental and safety requirements.
For example, in Brazil, regulations from the National Mining Agency (“ANM”) focus mainly in simplifying the procedures for requesting research or mining, revising existing standards concerning mining companies’ obligations regarding the safety of mining dams (monitoring activities, compliance and operability assessments, and dam emergency action plans) and standardization of the procedures regarding the Mine Closure Plan and decommissioning requests (ANM Resolution No. 68, 04/30/21).
In the State of Minas Gerais, several norms regarding dam safety have been adopted, among them, the State Policy for People Affected by Dams, the guidelines for the presentation of the Emergency Action Plan, the rules applicable to the accreditation of independent external auditors to carry out technical safety audits under the scope of the State Policy for Dam Safety, as well as the process for registration and classification of dams subject to the State Policy for Dam Safety.
In Canada, the mining industry is negotiating depollution permits applicable to AMMC and ArcelorMittal Long Products Canada facilities. In the mining sector, some objectives for dust, NOx and SO2 were also identified and a draft agreement prepared, but there has been no further progress.
The renewal requests of the depollution permits for AMMC's Mont Wright operations, Fire Lake and Port-Cartier pellet plant are still being analyzed by the environmental authorities that wish to apply the same standards to all mines. These permits establish the targets for water, air, soil and waste management, as well as the monitoring and reporting frequencies and requirements.
The above mentioned Quebec 2011 Clean Air Act reduced the limit for total PM from 120 to 75 grams/tonne produced for existing pelletizing plants, including ArcelorMittal Mines Canada. The electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensuring conformity with the new emission limit on a medium-term basis. This project is being undertaken over a 10-year timeline, and its expected cost will be approximately CAD15 million.
Moreover, renewed depollution permits that will apply to ArcelorMittal Long Products Canada’s Contrecoeur West and East facilities, issued respectively on December 21, 2018 and April 27, 2021, establish more stringent targets for water, air, soil and waste management, as well as the monitoring and reporting frequencies and requirements. Obtaining the new depollution permits will require increasing monitoring frequencies as well as conducting certain studies including water usage, air dispersion modelling, phase I environmental site assessment, former EAF dust stockpile site and former slag management area restoration.
In addition, Québec’s revised 2018 regulation relating to compensation for adverse effects on wetlands and bodies of water, will apply to projects conducted in Port-Cartier and also apply at ArcelorMittal Long Products Canada future projects.

Management report	76
An environmental performance agreement - signed between Environment and Climate Change Canada (“ECCC”), the Iron Ore Company of Canada and AMMC - is in effect from January 5, 2018 to June 1, 2026. It aims to implement BLIERs developed for the iron ore pellet sector. More precisely, it specifies the membership, timelines and deliverables of the NOx Working Group and will ensure that the BLIERs limits for PM2.5 and SO2 are met, and that the approach to study NOx is implemented.
It is difficult to fully assess the extent to which additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws, directives and regulations or what effect they will have on the Company’s business, financial results or cash flow from operations.
In addition, in 2021, the Company approved 40 multi-year projects with identified environmental benefits and involving capital expenditure of $565 million and 34 multi-year projects with identified energy benefits and involving capital expenditure of $442 million. The latter includes 11 multi-year projects specifically targeted to decarbonization involving capital expenditure of $174 million. Actual capital expenditure on decarbonization initiatives for the year ended December 31, 2021, amounted to $0.1 billion and is expected to increase to $0.3 billion (net of government support) in 2022. See also further information on key environmental projects in "—Sustainable development" and "Capital expenditure projects".
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
More recently, during COP26, the signatories reached a final agreement, the Glasgow Pact. This was the first climate conference pact in the history of UN climate talks to contain any mention of the need to end the world’s reliance on coal and fossil fuel subsidies. Countries have been asked to come to COP27 with strengthened plans to slash emissions. One of the most important announcements made is that the governments have finally reached agreement on how to progress the development of tradable carbon credits, known as Article 6 of the Paris Agreement. Governments agreed to establish the standards for two types of carbon markets: for carbon units traded between governments that are over and underachieving their nationally determined contributions (NDCs), and for GHG reductions created and traded anywhere in the world by the public or private sector. A UN appointed body will deliver recommendations on the functioning of these markets to COP27 next year.
Specifically, for the steel sector, heavy industry was a focus of initiatives at COP26. Steel was one of the five Glasgow breakthrough sectors, (with power, road transport, hydrogen and agriculture), which collectively cover more than 50% of global emissions. The aim is to make clean technologies the most affordable, accessible and attractive choice for all in each of the most polluting sectors by 2030, particularly supporting the developing world to access the innovation and tools needed to transition to net zero. The goal is to reach net-zero emission steel as the preferred choice in global markets, with efficient use and net-zero emission steel production established and growing in every region by 2030.
Alongside the Glasgow Pact, Governments of the United Kingdom, India, Canada and the United Arab Emirates launched the Industrial Deep Decarbonization Initiative (“IDDI”) campaign. The IDDI aims to achieve net-zero in major steel and concrete public construction by 2050, with specific interim targets by 2030, by means of standards and evaluation guidelines on green procurement.
In July 2021, the European Climate Law was published, setting a new EU climate ambition target aiming at achieving at least a 55% reduction in greenhouse gases (“GHG”) emissions in 2030 versus 1990 (compared with the current ambition of a 40% reduction) and reaching carbon neutrality by 2050.
On July 14, 2021, the European Commission adopted the “Fit for 55” Package with a view to adapting climate and energy legislation to the 2030 ambition set by the European Climate Law. The EU also committed internationally to its 55% reduction target. The “Fit for 55” amends several pieces of legislation that are already applicable to ArcelorMittal, such as the EU Emissions Trading Scheme (“EU-ETS”), the Renewable Energy Directive, the Energy Efficiency Directive, Energy Taxation Directive and introduces a proposal for establishing a Carbon Border Adjustment Mechanism (“CBAM”).
ArcelorMittal’s activities in the 27 member states of the EU are subject to the EU-ETS, which was launched in 2005 pursuant to European Directive 2003/87/EC, relating to GHG emissions. The EU-ETS is based on a cap and trade principle, setting a cap

77	Management report
on GHG emissions from covered installations that is then reduced over time. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. The EU is implementing its more stringent Phase 4 EU-ETS for the 2021 to 2030 period in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. Under the current rules, to achieve the EU’s overall greenhouse gas emissions reduction target by 2030, the sectors covered by the EU-ETS must reduce their emissions by 43% compared to 2005 levels. In order to achieve the new EU 2030 ambition, the ETS proposal requires sectors under ETS to reduce their emissions by 61%. In particular, upcoming implementation rules for trading period 4.2 are expected to further reduce current benchmark and the resulting shortage in free allocation levels which would put the European steel industry at a significant disadvantage versus global competition (see notes 6.3 and 9.1 to the consolidated financial statements).
Moreover, the European Green Deal announced the revision of the Renewable Energy Directive. The Commission proposed to increase the current EU-level target of “at least 32%” of renewable energy sources in the overall energy mix to at least 40% by 2030, which represents doubling the current renewables share of 19.7% in just a decade. The Proposal aims to deploy renewables across all sectors, and particularly in sectors where progress in integrating renewables had been slower – such as the industry.
In addition, revision of the existing Land Use, Land Use Change and Forestry (“LULUCF”) is part of the energy and climate legislative framework. The proposal aims to increase the carbon removals to 310 million of tonnes CO2e by 2030 and to achieve climate neutrality in the combined land use, forestry and agriculture sector by 2035 at EU level. The LULUCF sector is connected to all ecosystems and economic activities that rely on the land and the services it provides, therefore impacting ArcelorMittal’s sites.
Finally, the Sustainable Product Initiative which will revise the Directive 2009/125/EC (“Ecodesign Directive”) and propose additional legislative measures as appropriate, aims to make products placed on the EU market more sustainable. The initiative will also address the presence of harmful chemicals in steel.
GHG emissions regulations are being implemented in an increasing number of other jurisdictions where ArcelorMittal operates.
For example, in South Africa climate legislation is developing rapidly in order to regulate the carbon footprint of industry in the form of carbon pricing mechanisms and emission thresholds.
The Carbon Tax Act to tax carbon dioxide emissions was adopted and came into effect in 2019. Moreover, a Climate Change Bill is currently awaiting parliamentary approval, and is expected to be promulgated by early 2022. This Climate Change Bill will set up a comprehensive and harmonized GHG legal framework, along with the implementation of Carbon Budget allocations for companies from 2023 onwards (exceedances of such allocations will be taxed in terms of the Carbon Tax Act in combination with the Carbon Tax which is already collected).
Moreover, with the imminent review in 2022 of the emission standards prescribed in terms of the “National Environmental Management: Air Quality Act (Act 39 of 2004)”, industries can expect more stringent emission limits and additional compliance monitoring and reporting obligations in the near future. Furthermore, greater emphasis is anticipated on diffuse dust emission management, with the primary objective of improving ambient air quality on a national level. Consequently, emission reduction strategies for ArcelorMittal South Africa’s business units will receive greater consideration from the authorities and local NGO’s.
In Canada, carbon pricing regulations are becoming more stringent. Starting in January 1, 2022 ArcelorMittal Dofasco and Ontario industries will be regulated on carbon pricing under the Ontario Emissions Performance System (“OEPS”), transitioning out of the Federal out-put based pricing system (“OBPS”). It was approved by the Federal government in late 2020 and the cost may be marginally lower compared to the OBPS. However, the Federal government intends to ensure provincial GHG programs are rigorous enough to meet Federal carbon reduction targets (40 – 45% lower than 2005 by 2030). Details about the new Provincial system are under development since the Federal government imposed in 2021 new GHG reductions; results are expected to be announced early 2022. Possible risks include potential reduction in free allowances to the steel sector and increased costs. In the OEPS, integrated steel GHG emission performance standards are set for: coke, iron, steel and general combustion. There are 100% allowances for fixed emissions and a declining cap for combustion emissions: starting at 100%, decreasing by 2% per year for high Emissions-Intensive and Trade-Exposed companies. Compliance is achieved by reducing GHGs or by purchasing compliance units (e.g., surplus credits & offsets).
In Quebec, the 2030 Plan for a Green Economy set a 37.5% greenhouse gases emission reduction target compared with 1990 levels, and to reach carbon neutrality by 2050. Separate consultations by the government of Quebec are underway with large GHG emitters in each province with regard to the cap and trade program regulation for the second and subsequent compliance periods from 2021 to 2030. For Québec, consultations were completed for the 2021 to 2023 compliance

Management report	78
period and the financial impact of the regulation was reduced compared to what was presented at the end of 2016 for the period. For the period 2024 to 2030, negotiations are still in progress in order to minimize the financial impact of regulatory changes on ArcelorMittal’s operating subsidiaries in Canada.
Regarding clean energy, a one-year test with liquefied natural gas (“LNG”) was started in the spring of 2018. At AMMC, a total of six burners on one production line were converted to LNG with the objective of reducing the cost of GHG emissions. To improve the energy usage, multiple initiatives are implemented by AMMC at the pellet plant, among which the three-stage screening conveyor project is the most successful in increasing energy efficiency. Projects on cleaner fuel usage, such as natural gas and bioenergy, are being studied at the pellet plant.
As part of Canada’s climate plan to reduce emissions and to accelerate the use of clean technologies and fuels, the 2017 Clean Fuel Standard (“CFS”) establishes lifecycle carbon intensity requirements separately for liquid, gaseous and solid fuels that are used in transportation, industry and buildings. This performance-based approach is intended to incentivize innovation, development and use of a broad range of lower carbon fuels, alternative energy sources and technologies. The CFS only requires liquid fuel (e.g., gasoline, diesel, home heating oil) suppliers to reduce the carbon intensity (CI) of their fuels. Gaseous and solid fossil fuels have been eliminated from the scope (ArcelorMittal Dofasco and associations heavily advocated against the inclusion of gaseous and solid fuels). Beginning in 2022, the cost increase of liquid fuels will be passed on to consumers.
Brazil created the Low Carbon Industry Technical Committee and the Interministerial Committee on Climate Change and Green Growth. These are advisory bodies and are intended to articulate public and private initiative agents and to stimulate the transition to a low carbon economy in the country.
The Ministry of Environment's Ordinance No. 386, of 08/23/21, established the National Air Quality Management System and the “National Pure Air Program” (which aims to ensure air quality in urban areas).
In the State of São Paulo, the Decision of the Board of the State of São Paulo Environmental Company of the State of São Paulo (“CETESB”) instituted the Greenhouse Gases Emissions Inventory, by enterprises, defining the respective criteria for elaboration. Starting in 2022, it will require that certain types of enterprises (e.g, coking plants, metallic mineral sintering plants, pig iron or steel production plants with a production capacity exceeding 22,000 t/year, ferrous metal foundries with a production capacity exceeding 7,500 t/year and other facilities with fossil fuel consumption that emit more than 20,000 t/year of CO2, HFC's, PFC's or SF6) should prepare and communicate annually (between September 1 and October 31) to CETESB an Inventory of Greenhouse Gas Emissions containing information about carbon dioxide ("CO2"), methane ("CH4"), nitrous oxide ("N2O"), sulfur hexafluoride ("SF6"), hydrofluorocarbons ("HFC's"), and perfluorocarbons ("PFC's"). The report issued will always refer to the emissions of the previous base year. Initially and until more precise criteria are available, the methodology for calculating the estimated emissions can be the ABNT NBR ISO 14.064-1 standard. The standard provides for 3 scopes of emissions: direct emissions, indirect emissions arising from the source of electricity used, and indirect emissions arising from own or outsourced vehicle fleets. The presentation of sources of indirect emissions from own or outsourced vehicle fleets will be optional.
Law enforcement in Brazil is expected to become more frequent and stricter in coming years, especially regarding mining activities. Additionally, in the next few years, investments may be necessary to reduce air emissions and carbon emissions.
In Argentina, climate goals are becoming more ambitious as well. In December 2020, the country presented its second Nationally Determined Contribution (“NDC2”), where it updated and intensified its commitment to reduce greenhouse gas emissions by 2030. Argentina ultimately aims to be carbon neutral by 2050. In addition, end of 2020 Decree 1030/2020 was adopted to implement the 2019 Law 27520 on Minimum Budgets for Adaptation and Mitigation to Global Climate Change. At local level, three provinces have already published their own local Climate Change Law: i) Ciudad Autónoma de Buenos Aires, ii) Rio Negro and iii) Santa Fe. In the latter, ArcelorMittal Acindar has the main site (Direct Reduction, Steelplant, HotRolling Mill). The Law 14019/20 for Santa Fe province defines the public policy for responding to climate change and sets a period of one year to establish measures and actions regarding the reduction of greenhouse gases and adaptation to climate change (not regulated up to now). In its article 14, it mentions that the provincial government may establish a Carbon Emissions Trading System.
Moreover, ArcelorMittal is increasing its consumption of renewable energy through private power purchase agreements in two sites: i) Tablada site, which is the case since 2019 and ii) Villa Constitucion site, from 2024 onwards. In both cases, no additional financial impact should be incurred. ArcelorMittal Acindar’s annual demand should amount to 1.3 TWh per year.
In Mexico, the Government launched a comprehensive climate policy within the framework of an ETS to meet its obligations under the Paris Agreement. On October 1, 2019, the Government published rules and foundations of an emissions trading system for those who generate more than 100,000 tons. of CO2/year. Starting from 2020, a pilot ETS is being implemented for 3 years for ArcelorMittal México Long and Flat

79	Management report
Segments and Services areas (“SERSIINSA”). As the program is still in a trial and analysis period, if ArcelorMittal Mexico exceeds the granted emission credits, it will not be obliged to buy more rights of emission nor invest in reduction projects. The ETS process will start formally on January 1, 2023. Moreover, General Federal Law for Climate Change mandates ArcelorMittal Mexico to verify and validate its yearly CO2 emissions report with an external authorized company every year.
In Ukraine, the climate change policy is being dynamically developed. The Law "On Monitoring, Reporting and Verification of Greenhouse Gas Emissions" ("MRV Law") came into force on January 1, 2021. It aims at introducing the EU’s MRV rules for the largest carbon emitters and paves the way for the ETS implementation, which is compatible with EU ETS. Hence, in April 2022 the first verified data on GHG emissions from the largest Ukrainian industrial companies will be published in accordance with the MRV Law. Moreover, Ukraine submitted its second Nationally Determined Contribution (“NDC2”) on July 31, 2021. The NDC2 involves a target of 65% reduction of GHG emissions below the 1990 level by 2030, in line with the above mentioned LULUCF Regulation. The NDC2 has increased the Ukraine’s ambition from the target announce in the first NDC – at least 40% reduction of GHG emissions below the 1990 level by 2030. Apart of the 2030 target, the NDC2 contains the new pledge of climate neutrality by 2060, repeating the target announce earlier in the “National Economic Strategy until 2030”, approved by the Ukrainian Government in March 2021. Additionally, in October 2021 the Ukrainian Government approved the Environmental Security and Climate Adaptation Strategy until 2030. This Strategy has been developed to fulfil Ukraine’s international obligations under the Paris Agreement, providing the strategic outlook for the prospective adaptation measures to the consequences of global climate change. The document also focuses on the industrial pollution reduction; the effective chemical safety system establishment; the rational use of natural resources etc. As stated above, the Strategy will be implemented in accordance with the approved action plan, setting out the list of measures for the consecutive three years. ArcelorMittal is closely monitoring local, national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.
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
Foreign trade
ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2021, certain countries and communities, such as Canada, the EU, Egypt, India, Mexico, Philippines, South Africa, Thailand, Turkey, and the U.S. continued or launched investigations into whether to impose/continue imposing trade remedies (usually anti-dumping or safeguard measures) against injury, or the threat thereof, caused by increasing steel imports originating from various steel producing countries. The EU is currently carrying out anti-dumping reviews or investigations into hot-rolled and cold-rolled coil from Russia, corrosion-resistant steel from Russia and Turkey, electrolytic chromium coated steel ("ECCS") from China and Brazil and Wire Rod from China. Canada is currently carrying out a number of anti-dumping and anti-subsidy investigations into cold-rolled steel and corrosion resistant steel, as well as reviewing existing anti-dumping and anti-subsidy measures on hot-rolled coil from China, Brazil, Ukraine and India.
Under both international agreements and the domestic trade laws of most countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof, to a domestic industry. Although, there are differences in how trade remedies are assessed, such laws have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves exporting a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of

Management report	80
production (including sales and marketing costs) plus a reasonable amount for profit. Subsidies from governments (including, among others, grants and loans at artificially low interest rates) are similarly actionable under certain circumstances. The trade remedies available are typically (i) an anti-dumping duty order where injurious dumping is found and (ii) a countervailing duty order or suspension agreement where injurious subsidization is found. Normally, the duty is equal to the amount of dumping or subsidization that is generally imposed on the imported product (other than in the EU where the lesser duty rule is applied). Accordingly, such orders and suspension agreements do not prevent the importation of a product, but rather require that either the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.
Safeguard measures are addressed more generally to a particular product, irrespective of its country of origin, to protect domestic production against serious injury caused by unforeseen, sharp and sudden increase of imports.
All WTO members are required to review anti-dumping duty and countervailing duty orders every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds dumping or subsidization and the injury is likely to continue or recur, then the orders continue. In the case of safeguard measures enduring for greater than three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, safeguard measures may be extended if they continue to be required, but the total period for the application of safeguard measures may not exceed eight years.
In a number of markets in which ArcelorMittal has manufacturing operations, it may be the beneficiary of trade actions intended to address trade distortions consistent with WTO regulations, such as the examples mentioned above. In other situations, certain operations of ArcelorMittal may be a respondent to anti-dumping and countervailing duty cases and its exported products might be subject to anti-dumping and countervailing duties or other trade restrictions, for example anti-dumping duties imposed in 2017 by the Egyptian government against rebar imports from Ukraine, Turkey and China affecting exports from ArcelorMittal operations in Ukraine.
USA Section 232:
On March 23, 2018, after a section 232 national security investigation with respect to steel imports, the Trump Administration imposed tariffs of 25% on steel products from all but a select list of countries, with a temporary suspension applied for Canada, Mexico, Argentina, South Korea, Brazil and the EU until May 1, 2018. Subsequently, Australia obtained a full exemption, and imports from Argentina, Brazil, and South Korea are subject to annual quotas. In addition, as of May 16, 2019, Turkish imports are subject to a 25% tariff after having been subject to 50% tariffs since August 2018. Tariffs on imports of steel products from Canada and Mexico were eliminated on May 17, 2019, which led to positive impacts in the Company’s NAFTA business units; imports from Canada and Mexico were monitored to identify if imported volumes surge meaningfully beyond historic levels. On August 28, 2020, President Trump closed the fourth quarter of 2020 Brazilian quota (no further imports allowed) on semi-finished steel although the Company received an expedited exclusion to import 40,000 metric tons of semi-finished steel in the fourth quarter; the 2021 quota will revert to the original aggregate 3.5 million tonnes volume. On October 31, 2021, the U.S. and EU announced that they had reached agreement to modify the section 232 measures on U.S. steel imports from the EU. Effective January 1, 2022, the U.S. replaced the existing Section 232 tariffs on EU steel with a Tariff-rate Quota (TRQ) consistent with pre-Section 232 trade volumes in return for the EU dropping the threat of retaliatory tariffs. The total annual import volume under the TRQ is set at 3.3 million tonnes allocated by product category and on an EU member state basis. Only steel “melted and poured” in the EU is eligible for duty-free treatment. Imports above the TRQ volumes will continue to be subject to the 25% tariff. An additional 1.1 million tonnes of products previously excluded from Section 232 tariffs will also be allowed to continue duty-free.
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

81	Management report
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
In February 2020, the EU Commission started a second review of the EU Steel Safeguards to consider adjustments to the tariff-rate quota considering changes since the last review in 2019. On June 12, 2020, EU member states voted in favor of the Commission’s revised measures. These were implemented from July 1, 2020.The main changes include:
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
In February 2021, the EU Commission initiated a review into extending the safeguard measures to consider whether the situation justified prolonging the tariff-rate quota. On June 18, 2021, EU member states voted in favor of a three-year extension prolonging the measures until June 30, 2024. The key elements of the extension include:
•No changes to the quota modalities;
•3% liberalization from July 1, 2021;
•A review of the quota levels after one year; and
•A review of the measures in general after two years.
ArcelorMittal welcomed the extension of the safeguard measures in Europe.
In December 2021, the European Commission opened a new review into the functioning of the safeguard measures. The result of the review should be known in second quarter of 2022.
In response to the measures adopted by the United States and the EU, Turkey opened a safeguard investigation on May 2, 2018 with provisional measures effective as of October 17, 2018. Turkey’s safeguard investigation on iron and steel products, which was supposed to be concluded by January 26, 2019, was extended for six months, i.e., until July 26, 2019, with provisional safeguard measures that remained in effect until May 5, 2019. The investigation covered hot-rolled, cold-rolled, coated, hot-dipped galvanized, bars and rods, angles, shapes and sections, wire rod, rails, tubes and hollow profiles and stainless steel and the provisional measures were in the form of a free tariff quota with 25% duties. Such investigation was terminated on May 7, 2019 without permanent safeguard measures being imposed. In January 2021, Turkey opened an investigation into HRC coming from the EU and South Korea. The investigation is ongoing and the result should be known by the third quarter of 2022. In Canada, as a result of the opening of a safeguard investigation on certain flat and long products, provisional measures were put in place on October 25, 2018 in the form of quotas and a 25% tariff on steel imports. Final safeguard measures were subsequently implemented in relation to plate and stainless wire, but not rebar, hot rolled, prepaint, wire rod and energy tubulars. The Eurasian economic union led by Russia also opened a safeguard investigation on August 7, 2018 covering some flat steel products only and on August 8, 2019, safeguard measures covering hot-rolled steel were put in place, imposing 20% tariffs above relevant quotas.
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

Management report	82
below; however, none of these are currently significant in the context of ArcelorMittal’s overall liquidity.
Argentina
The Argentinian foreign exchange market is regulated by the Argentine Central Bank ("BCRA"). The BCRA allows the local currency to free-float against the USD, however, capital controls have reduced volatility in an effort to provide stability to the currency. The Argentinian peso (“ARS”) is not fully convertible and is most commonly traded as a non-deliverable forward ("NDF"), both onshore and offshore. An account in local currency cannot be held offshore. As of July 1, 2018, Argentina has been considered as a hyperinflationary economy. Since the re-imposition of capital controls in September 2019, local restrictions on obtaining foreign currencies have tightened, requiring the BCRA's approval for all foreign currency transactions and all transfers to and from the local market for companies and for financial outflows, such as dividend payments. The BCRA has set a limit of 5 days for exporters to convert foreign currency, while institutions will need authorization of the bank to buy USD in the foreign exchange market, except in the case of foreign trade, according to a statement from the BCRA. In September 2020, the BCRA intensified Forex regulation once again, instituting a 30% tax on purchases made abroad and restricting withdrawals to USD 200 per month. In addition, a 0.06% fixed charge on all current bank accounts (debit and credit) has been installed. See also note 2.2.2 to the consolidated financial statements.
Brazil
The Central Bank of Brazil ("BCB") operates a managed floating foreign exchange regime, although intervention has become more regular in recent years. Nevertheless, the BCB does not intervene in the foreign exchange market to determine the exchange rate. The Brazilian real is fully deliverable onshore (i.e., physical settlement of the designated currency at maturity), but is non-deliverable offshore. With proper documentation, the repatriation of registered invested capital and remittance of profits do not require prior approval from the BCB. Profits can be freely remitted as dividends or as interest on capital to foreign shareholders or portfolio investors.
China
China’s foreign exchange regime has undergone significant liberalization in recent years. The People’s Bank of China (“PBOC”) maintains the Chinese renminbi in a managed float with reference to a basket of currencies. The CNY, which refers to the Chinese renminbi on the onshore market, is partially convertible and has a non-deliverable offshore market. All transactions involving foreign exchange are strictly controlled by the State Administration of Foreign Exchange. Since 2021, repatriating capital or profits out of China includes increased layers of inspection and security from the government. The PBOC has decided to increase the amount of foreign-currency deposits that financial institutions need to hold as reserves, starting in June 2021, in order to curb sell-offs of foreign currencies after the renminbi's value climbed to a record high.The CNH, which is the Chinese renminbi traded offshore, became deliverable in Hong Kong in July 2010. The CNH can generally be transferred freely between offshore accounts and interaction with the onshore market is growing, although transfers of CNH from Hong Kong to onshore China are subject to regulations and approval by the PBOC. Moreover, in July 2020, integration of the interbank and exchange bond markets, as well as wider participation in the treasury bond futures market, suggest that more progress is likely to be made by the PBOC to move for more internalization of the Chinese market.
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

83	Management report
South Africa
The South African Reserve Bank ("SARB") operates a managed floating exchange rate system. The South African rand (“ZAR”) is deliverable and largely convertible, and the SARB is gradually relaxing exchange rate controls. Since January 1, 2014, companies may apply for approval to establish a holding company to hold their offshore investments. Subject to certain conditions, listed companies may place ZAR 3 billion per year with such holding companies, which can be transferred offshore without exchange control approval, and unlisted companies may transfer ZAR 2 billion per year. All funds transferred into or out of South Africa must be declared to the SARB.
Ukraine
The National Bank of Ukraine ("NBU") is responsible for the country’s monetary policy. The exchange rate system has gone through significant liberalization during 2018-2019, notably with the set-up of a floating exchange rate regime, though currency control for foreign currency purchases still remains in place. Deliverable forwards and foreign currency swaps are allowed on the onshore market, with an improvement in liquidity. The NBU has achieved an accumulation of foreign currencies in order to intervene to smooth exchange market volatility. Non-deliverable forwards are not allowed onshore, however the local market is still in a preparatory phase. On the offshore market, Ukrainian hryvnia ("UAH") Non-Deliverable Forwards are traded with good liquidity from both sides, with tenors of up to 1 year. Since August 2016, foreign investors are entitled to repatriate profits, income or other funds relating to investments without any restrictions, after the payment of applicable taxes. In 2019, the NBU lifted all restrictions for dividends on securities, assets repatriated by corporates, decreases in share capital or exits from local legal entities.
Venezuela
Venezuela’s foreign exchange regime has been characterized by governmental devaluation and legislative changes. DICOM is the country’s official exchange rate. On August 20, 2018, the bolivar soberano ("VES") replaced the bolivar fuerte ("VEF") at a rate of 1 VES to 100,000 VEF. The only way to convert the VES is through the DICOM rate, which sets an exchange limit of €340,000 per month for domestic legal entities. Since September 7, 2018, currency purchase and sale transactions can be freely converted by direct agreement between the parties, provided they do so through the exchange operators of the Central Bank, however, the Central Bank of Venezuela can intervene in these operations whenever it deems necessary to avoid distortions of the exchange value of the national currency. Local banks are allowed to provide accounts in USD and other convertible currencies as well as the transfer of funds between banks. Since this regime's effective date, the foreign exchange market has been characterized by limited existence of customers and transactions for insignificant amounts.
Transactions are allowed on a non-deliverable offshore market, but liquidity is very limited. On October 1, 2021, Venezuela Government launched its second monetary overhaul in three years by cutting six zeros from the bolivar currency in response to hyperinflation. Consequently the currency has been renamed from VES to VED.

Management report	84
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
In 2021, neither ArcelorMittal nor any of its affiliates engaged in activities, transactions or dealings relating to Iran triggering disclosure under Section 13(r).
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

85	Management report

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

Management report	86

87	Management report

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
Investments accounted for under the equity method ArcelorMittal has investments in entities accounted for under the equity method as detailed in note 2.4 to ArcelorMittal’s consolidated financial statements. The Company's key investments in joint ventures are AMNS India, Acciaierie d'Italia, Calvert and VAMA for which the Company holds 60%, 62%, 50% and 50%, respectively. See section “Property, plant and equipment—Investments in joint ventures” for further details.
Reportable segments
ArcelorMittal reports its business in the following five reportable segments corresponding to continuing activities: NAFTA, Brazil, Europe, ACIS and Mining.
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at AMMC and ArcelorMittal Liberia Ltd, and will continue to provide technical support to all mining operations within the Company. Only the seaborne-oriented operations of AMMC and ArcelorMittal Liberia Ltd are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that they primarily supply.
NAFTA produces flat, long and tubular products. Flat products include slabs, hot rolled coil, cold rolled coil, coated steel products and plate and are sold primarily to customers in the following sectors: automotive, energy, construction packaging and appliances and via distributors and processors. Flat product facilities are located at two integrated and mini-mill sites located in two countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at two integrated and mini-mill sites located in two countries. In 2021, shipments from NAFTA totaled 9.6 million tonnes. The raw material supply of the NAFTA operations includes sourcing from iron ore captive mines in Mexico to supply the steel facilities.
Brazil produces flat, long and tubular products. Flat products include slabs, hot rolled coil, cold rolled coil and coated steel.
Long products comprise sections, wire rod, bar and rebars, billets and wire drawing. In 2021, shipments from Brazil totaled 11.7 million tonnes. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
Europe produces flat, long and tubular products. Flat products include hot rolled coil, cold rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging sectors. Flat product facilities are located at 11 integrated and mini-mill sites located in five countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing. Long product facilities are located at 10 integrated and mini-mill sites in seven countries. In addition, Europe includes downstream solutions, which provides primarily distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In 2021, shipments from Europe totaled 33.2 million tonnes. The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
ACIS produces a combination of flat, long and tubular products. It has five flat and long production facilities in three countries. In 2021, shipments from ACIS totaled 10.4 million tonnes, with shipments made on a worldwide basis. The raw material supply of the ACIS operations includes sourcing from iron ore captive mines in Kazakhstan and Ukraine and coal captive mines in Kazakhstan.
Mining provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties. Mining segment iron ore mines are located in North America and Africa. In 2021, iron ore production in the Mining segment totaled approximately 26.2 million tonnes.
Properties and capital expenditures
Property, plant and equipment
ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.
All of ArcelorMittal's operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the five reportable segments described above. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section. Regarding ArcelorMittal's iron ore and coal mines, see also " Properties and capital expenditures—Reserves and resources (iron ore and coal)" below, where information is provided in accordance with Regulation S-K 1300.

Management report	88
For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Business overview—Government regulations”, "Business overview—Sustainable development" and note 9.1 to ArcelorMittal’s consolidated financial statements.
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

Facility [3]	Number of Facilities [3]	Capacity (in million tonnes per year)[1,3]	Production in 2021 (in million tonnes)[2,3]
Coke Oven Battery	49	25.8	19.3
Sinter Plant	22	76.9	53.8
Blast Furnace	35	64.6	49.5
Basic Oxygen Furnace (including Tandem Furnace)	44	66.9	52.5
DRI Plant	12	8.6	6.3
Electric Arc Furnace	30	24.9	16.5
Continuous Caster—Slabs	28	59.6	43.7
Hot Rolling Mill	14	53.8	37.5
Pickling Line	21	24.0	12.7
Tandem Mill	25	27.7	19.1
Annealing Line (continuous / batch)	30	12.9	6.7
Skin Pass Mill	19	11.8	5.3
Plate Mill	5	1.7	0.9
Continuous Caster—Bloom / Billet	32	31.5	22.3
Breakdown Mill (Blooming / Slabbing Mill)	1	6.0	1.8
Billet Rolling Mill	3	2.6	0.9
Section Mill	22	12.2	6.6
Bar Mill	19	7.8	6.3
Wire Rod Mill	16	10.5	7.4
Hot Dip Galvanizing Line	39	15.6	13.0
Electro Galvanizing Line	10	1.8	0.8
Tinplate Mill	12	2.4	1.4
Color Coating Line	17	2.8	1.9
Seamless Pipes	4	0.5	0.1
Welded Pipes	100	4.1	0.9
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
3.On April 14, 2021, ArcelorMittal derecognized assets and liabilities of ArcelorMittal Italia (subsequently renamed Acciaierie d'Italia) and accounted for its interest in the joint venture under the equity method - see note 2.3.1 to the consolidated financial statements and “Introduction—Key transactions and events in 2021". The derecognition of assets included one integrated plant, two downstream and three tubular facilities. The number of lines and their respective capacities, as well as their production up to April 14, 2021 are not included in the table above.

89	Management report

Crude steel production by process and segment in 2021 (in million tonnes)

Segment	Basic oxygen furnace	Electric arc furnace	Total
NAFTA	3.1	5.4	8.5
Brazil	8.2	4.2	12.4
Europe[1]	30.4	6.4	36.8
ACIS	11.2	0.2	11.4
Total	52.9	16.2	69.1
1.Including ArcelorMittal Italia for the period from January 1, 2021 till April 14, 2021.

Blast furnace and electric arc furnace facilities
Segment	Blast furnaces	Electric arc furnaces
NAFTA	3	8
Brazil	6	8
Europe [1]	16	13
ACIS	10	1
Total	35	30
1.Excluding the assets of ArcelorMittal Italia (subsequently renamed Acciaierie d'Italia), in particular four blast furnaces in Taranto.

NAFTA			Crude Steel

Unit	Country	Locations	Production in 2021 (in million tonnes per year)[1]	Type of plant	Products
ArcelorMittal Dofasco [2]	Canada	Hamilton	2.8	Integrated, Mini-mill	Flat
ArcelorMittal Mexico [3,4]	Mexico	Lázaro Cárdenas, Celaya	3.7	Mini-mill, Integrated, and Downstream	Flat, Long/ Bar, Wire Rod
ArcelorMittal Long Products Canada	Canada	Contrecoeur East, West	2.0	Mini-mill	Long/ Wire Rod, Bars, Slabs
ArcelorMittal Tubular Products	Canada	Brampton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	London	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Woodstock	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Hamilton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Shelby	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Marion	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Mexico	Monterrey	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Mexico (excluding Peña Colorada)	Mexico	Sonora, Sinaloa and Michoacán	100.0	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Mexico Peña Colorada	Mexico	Minatitlán	50.0	Iron Ore Mine (open pit)	Concentrate and pellets
1.n/a = not applicable (no crude steel production).
2.ArcelorMittal Dofasco idled its BF #3 in April 2020 and permanently idled it in 2021. ArcelorMittal Dofasco also temporarily stopped its temper mill #2 in 2019 and permanently idled it in 2021.
3.ArcelorMittal Mexico successfully performed hot commissioning of its new hot strip mill in December 2021 with ramp-up to full capacity expected during 2022.
4.ArcelorMittal Mexico permanently idled its coke plant in 2021.

Management report	90
ArcelorMittal Dofasco
ArcelorMittal Dofasco (“Dofasco”) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant uses both integrated and EAF-based steelmaking processes. Its products include hot rolled, cold rolled, galvanized and tinplate. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets.
On July 30, 2021, ArcelorMittal announced with the Canadian Government its intention for a CAD$1.8 billion investment in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton. The intended investments will reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3 million tonnes, which represents approximately 60% of emissions. At the heart of the plan is a 2.5 million tonnes capacity DRI facility and an EAF facility capable of producing 2.4 million tonnes of high-quality steel through its existing secondary metallurgy and secondary casting facilities. Modification of the existing EAF facility and continuous casters will also be undertaken to align productivity, quality and energy capabilities between all assets in the new footprint. The investment was contingent on support from the governments of Canada and Ontario. The Canadian Government announced on July 30, 2021 that it would invest CAD$400 million in the project and on February 15, 2022, the Government of Ontario announced that it would invest CAD$500 million in the project. This secures project funding and firms up the investment. The project is scheduled to be complete by 2028, although the Company is looking for opportunities to accelerate the project timelines. Besides a considerable reduction of CO2 emissions, the new manufacturing processes contribute deliver other positive environmental impacts including the elimination of emissions and flaring from coke making and ironmaking operations. See also “Introduction—Key transactions and events in 2021".
Two key investment projects are under implementation in Dofasco: the hot strip mill modernization project (to install two new state of the art coilers and runout tables to replace three end of life coilers, as well as to upgrade the strip cooling system) which is estimated to be completed in the first half of 2022 and the #5 CGL conversion to AluSi® project (addition of up to 160 thousand tonnes per year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels) which is estimated to be completed in 2022 with the first coil planned for the second half of 2022.
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
The new hot strip mill project which had commenced in the fourth quarter of 2017 produced its first coils in December 2021 with ramp-up to full capacity expected during 2022.
ArcelorMittal Mexico Mining Assets
ArcelorMittal Mexico operates three iron ore mines in Mexico, the San José and Las Truchas mines, and, through a joint operation with Ternium S.A., the Peña Colorada mine. In 2019, the El Volcan mine was closed and ArcelorMittal continues to operate certain parts of the El Volcan facilities with material coming from the San José mine. For further details on Mexico mines production and other information, see "Properties and capital expenditures—Reserves and Resources (iron ore and coal)".
Peña Colorada
Consorcio Minero Benito Juarez Peña Colorada, S.A. de C.V. (Peña Colorada), operates an open pit mine in the province of Minatitlán in the northwestern part of the State of Colima, Mexico. ArcelorMittal owns 50% of Peña Colorada and Ternium S.A. owns the other 50% of the company.
Peña Colorada operates an open pit mine as well as a concentrating facility and a two-line pelletizing facility. The beneficiation plant is located at the mine, whereas the pelletizing plant is located in Manzanillo. The magnetite concentrate produced at the mine is shipped from Manzanillo to ArcelorMittal Mexico, as well as to Ternium’s steel plants, by ship and by rail.
El Volcan & San José
ArcelorMittal operates the San José and El Volcan mines in the state of Sonora, Mexico. The El Volcan mine stopped production in April 2019 due to depletion of reserves, and mining is continued from San José mine located approximately 40 kilometers from Culiacán City, in the south of the Sinaloa State.
The El Volcan facilities that are continuing to be used with materials from the San José mine include the concentration plant and port installations. Concentrate produced is transported by rail to the Pacific port of Guaymas and then shipped to the steel plant in Lázaro Cárdenas.
Las Truchas
ArcelorMittal operates the Las Truchas mine located approximately 27 kilometers southeast of the town of Lázaro

91	Management report
Cárdenas in the State of Michoacán, Mexico. The concentrated ore is pumped from the mine site through a slurry pipeline to the steel plant facility in Lázaro Cárdenas.
In 2021, ArcelorMittal launched a project to increase pellet feed production at Las Truchas mine to 2.3 million tonnes per annum with DRI concentrate grade capability. Production is expected to start in the second half of 2023.
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

BRAZIL			Crude Steel

Unit	Country	Locations	Production in 2021 (in million tonnes per year) [1]	Type of plant	Products
Sol	Brazil	Vitoria	n/a	Coke-Making	Coke
ArcelorMittal Tubarão [2]	Brazil	Vitoria	7.0	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	n/a	Downstream	Flat
ArcelorMittal Brasil	Brazil	João Monlevade	1.2	Integrated	Long/ Wire Rod
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba	2.0	Mini-mill	Long/ Bar, Wire Rod
ArcelorMittal Brasil [3]	Brazil	Barra Mansa, Resende	0.9	Mini-mill	Long/Rebar, Wire rod, Bars, Sections, Wires
Acindar [4]	Argentina	Villa Constitucion	1.3	Mini-mill	Long/ Wire Rod, Bar
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	n/a	Downstream	Long/ Wire Rod
Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Lump and fines
1.n/a = not applicable (no crude steel production).
2.ArcelorMittal Tubarão completed the reline of its BF #2 in December 2019. The blast furnace remained idled due to market conditions until its restart in July 2020.
3.ArcelorMittal Brasil temporarily idled its electric arc furnaces #1 & #2, billet caster and long rolling mill #2 at Barra Mansa in February 2019 in response to market conditions. Following Brazilian market recovery, it was decided to restart one of the two EAFs and the billet caster at Barra Mansa in the fourth quarter of 2021.
4.Acindar definitively discontinued operation of both hot dip galvanizing lines in the fourth quarter of 2021.

ArcelorMittal Brasil
ArcelorMittal Brasil produces both flat and long steel products. Flat products are manufactured at ArcelorMittal Tubarão and ArcelorMittal Vega. Its products include slabs, hot rolled coil, cold rolled coil and galvanized steel, and serve customers in automotive, appliances, construction and distribution segments. The Tubarão complex uses the integrated steelmaking route to produce slabs and rolling hot rolled coils and is strategically located with access to the Praia Mole Marine Terminal as well as road and railway systems. The Vega facility has cold rolling and coating facilities and easy access to the port of São Francisco do Sul. The expansion project is under execution in Vega to provide additional 700 thousand tonnes of cold rolled annealed and galvanized capacity with construction of a new continuous annealing line and continuous galvanizing combiline to serve the growing domestic market The project is expected to be completed in the fourth quarter of 2023.
ArcelorMittal Brasil’s long products include wire rod and wire, sections, merchant bars, special bars and rebars, for use in civil

Management report	92
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
The Monlevade upstream expansion project consisting of sinter plant, blast furnace and meltshop and aiming at increase in liquid steel capacity by 1 million tonnes per annum has recommenced in late 2021. The project is expected to be completed in the second half of 2024.
A new investment in sections mill with 400 thousand tonnes per annum production capacity at Barra Mansa is expected to commence in 2022 and be completed during the first quarter of 2024.
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
ArcelorMittal Brasil - Andrade Mine
ArcelorMittal Brasil operates Andrade mine located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais State of Brazil. In addition to the open pit mine, ArcelorMittal operates a crushing and screening facility. Fine material produced at the mine is transported to Monlevade plant through a private railway line.
ArcelorMittal Brasil - Serra Azul Mine
ArcelorMittal Brasil operates Serra Azul mine located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal operates an open pit mine and a concentrating facility at the site. Iron ore product is shipped mainly to the ArcelorMittal Brasil integrated plants and to the local Brazilian market.
In 2021, ArcelorMittal launched an investment at Serra Azul mine to construct facilities to produce 4.5 million tonnes per annum of DRI quality pellet feed by exploiting compact itabirite iron ore. Production is expected to start in the second half of 2023.
For further details on Brazil mines production and other information, see "Properties and capital expenditures—Reserves and Resources (iron ore and coal)".

93	Management report

EUROPE			Crude Steel

Unit	Country	Locations	Production in 2021 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	3.3	Integrated	Flat, Coke
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	1.9	Integrated	Flat
ArcelorMittal Belgium	Belgium	Ghent, Geel, Genk, Liège	4.5	Integrated and Downstream	Flat
ArcelorMittal France [4]	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	5.9	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	3.4	Integrated and Downstream	Flat
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka, Sagunto	4.4	Integrated and Downstream	Flat, Long, Rails, Wire Rod
ArcelorMittal Avellino & Canossa [2]	Italy	Avellino	n/a	Downstream	Flat
ArcelorMittal Poland [3]	Poland	Kraków, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	4.0	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao	Spain	Bilbao	0.6	Mini-mill	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	0.4	Mini-mill and Downstream	Flat
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange, Rodange	2.1	Mini-mill	Long/Sheet Piles, Rails, Sections & Special Sections
ArcelorMittal Olaberria-Bergara	Spain	Olaberría, Bergara	1.1	Mini-mill	Long/ Sections
ArcelorMittal Gandrange	France	Gandrange	n/a	Downstream	Long/ Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	0.6	Mini-mill	Long/ Bars
ArcelorMittal Hamburg	Germany	Hamburg	0.9	Mini-mill	Long/ Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	1.0	Integrated	Long/ Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	0.2	Mini-mill	Long/ Sections
Sonasid	Morocco	Nador, Jorf Lasfar	0.6	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	0.8	Mini-mill / Integrated	Long/ Wire Rod, Bars
ArcelorMittal Tubular Products Roman SA [5]	Romania	Roman	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Iasi SA	Romania	Iasi	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Karvina a.s. [6]	Czech Republic	Karvina	n/a	Downstream	Pipes and Tubes

Management report	94

EUROPE (continued)			Crude Steel

Unit	Country	Locations	Production in 2021 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Tubular Products Kraków	Poland	Kraków	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hautmont	France	Hautmont	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Vitry	France	Vitry	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Chevillon	France	Chevillon	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Lexy	France	Lexy, Rettel,Vincey, Fresnoy-le-Grand	n/a	Downstream	Pipes and Tubes
Condesa Fabril [7]	Spain	Legutiano	n/a	Downstream	Pipes and Tubes
Zalain Transformados [7]	Spain	Zalain-Lesaka	n/a	Downstream	Pipes and Tubes
Perfiles de Precision [7]	Spain	Berrioplano	n/a	Downstream	Pipes and Tubes
SRW Schwarzwälder Röhrenwerk [7]	Germany	Altensteig-Walddorf	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	51.0	Iron Ore Mine (open pit)	Concentrate and lump
1.n/a = Not applicable (no crude steel production).
2.On April 14, 2021, ArcelorMittal derecognized assets and liabilities of ArcelorMittal Italia (subsequently renamed Acciaierie d'Italia) and accounted for its interest in the joint venture under the equity method - see note 2.3.1 to the consolidated financial statements and “Introduction—Key transactions and events in 2021". The derecognition of assets included one integrated plant, two downstream and three tubular facilities. Their production is not included in the table above.
3.The blast furnace, basic oxygen furnaces and slab caster at Kraków were temporarily idled in the fourth quarter of 2019 due to market conditions. On October 8, 2020, ArcelorMittal Poland announced its intention to permanently close its primary steelmaking operations at its unit in Kraków (except the coke battery which remains in operation), and the shutdown process in the blast furnace and the steel shop was completed in November 2020.
4.The coke oven battery in Florange was permanently closed in the second quarter of 2020. The new HDG 2 line (Galsa2) in Florange ramped up production in early 2020.
5.ArcelorMittal Tubular Products Roman decommissioned its seamless pipe mill #2 in 2020.
6.ArcelorMIttal Tubular Products Karvina decommissioned its welded pipe mill #9 in 2020 and launched a new pipe mill #12 in the fourth quarter of 2021.
7.In November 2021, ArcelorMittal concluded the acquisition of Grupo Condesa which consists of 4 production plants in Spain and Germany including 29 cold profiling and welded pipe mills.

ArcelorMittal France
ArcelorMittal France has locations in Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon and Basse-Indre. ArcelorMittal France produces and markets a large range of products, including slabs, hot rolled, pickled, galvanized, color coated and tin-plated coils. ArcelorMittal France’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive and packaging market, as well as the consumer goods industry. The Dunkirk site has primary facilities and produces slabs as well as hot rolled coils for other ArcelorMittal France sites. The Mardyck site has finishing facilities and supplies the hot dip coating lines of Montataire.
The Florange site supplies through its hot strip mill and 2 cold rolling mills: the 2 hot dip lines of Florange (GALSA 1 & 2), the continuous annealing of Florange, the hot dip coating lines of Mouzon, as well as the tinplate facilities of Florange and Basse-Indre. Mouzon is specialized in finishing hot dip coating operations.
The Florange site has primary (hot strip mill) and finishing facilities that are located mainly along the Fensch River in Lorraine. The liquid phase of Florange has been idled since October 2011 and the Company began the definitive closure and dismantling of this facility in 2018. The finishing plant of

95	Management report
Florange idled one continuous annealing line in September 2013, a tinplate mill in January 2012 and an organic coating line in June 2011. The Florange coke oven battery was permanently closed in the second quarter of 2020.
The site of Basse-Indre is specialized in packaging activities. Its pickling line and cold rolling mill are both idled since April 2014.
The sites of ArcelorMittal France produce and deliver a range of flat steel high-value finished products to customers, including cold rolled, hot dip galvanized, aluminized and organic coated material, tinplate, draw wall ironed tinplate ("DWI") and tin free steel. Certain of its products are designed for the automotive market, such as Ultragal®, Extragal®, galfan, Usibor® (hot dip), while others are designed for the appliances market, such as Solfer® (cold rolled) for enameling applications.
On March 17, 2021, Air Liquide and ArcelorMittal signed a memorandum of understanding with the objective of implementing solutions to produce low-carbon steel in Dunkirk. The companies will join forces to develop innovative solutions involving low-carbon hydrogen and CO2 capture technologies, using both Smart Carbon and Innovative DRI routes. The objective of the project is to reduce yearly CO2 emissions from ArcelorMittal’s steel-making facilities in Dunkirk by 2.85 Mt by 2030. The Company thereby confirmed its intention to implement an innovative production unit on its Dunkirk site, combining two steel production technologies – DRI: direct reduced iron unit, and submerged arc furnace.
On February 4, 2022, ArcelorMittal announced plans for the acceleration of its decarbonization plan with a €1.7 billion investment in its Fos-sur-Mer and Dunkirk sites in France (while maintaining equivalent production capacities), supported by the French Government. This investment will enable a transformation of steelmaking in France and a total reduction of close to 40% or 7.8 million tonnes per annum in ArcelorMittal’s CO2 emissions in France by 2030. Specifically, in Dunkirk, ArcelorMittal will build a 2.5 million tonnes DRI unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace and complemented by an additional EAF. The new industrial facilities will be operational starting in 2027 and will gradually replace 2 out of 3 of ArcelorMittal’s blast furnaces in Dunkirk by 2030, see also “Introduction—Key transactions and events in 2021".
ArcelorMittal Belgium
ArcelorMittal Ghent
ArcelorMittal Ghent is a fully integrated steel plant which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. ArcelorMittal Ghent produces flat steel products with high added value. A significant part of the production is coated, either by hot dip galvanizing, electro galvanizing or organic coating. ArcelorMittal Ghent also includes one organic coating line located in Geel and one electro galvanizing line located in Genk. ArcelorMittal Ghent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction. In 2018, ArcelorMittal Ghent invested €65 million in a new furnace at Sidgal 3 line to produce Fortiform ® grades for automotives. The blow-in of blast furnace B in Ghent occurred on March 1, 2021, after the completion of the reline which commenced late August 2020.
ArcelorMittal is in process of constructing two industrial scale plants at its site in Ghent in the frame of the Carbalyst and Torero projects which are leveraging breakthrough smart carbon technologies to enable use of circular carbon. Both projects are in progress with commissioning expected before the end of 2022.
On September 28, 2021, ArcelorMittal announced that it had signed a letter of intent with the Governments of Belgium and Flanders, supporting a €1.1 billion project to build a 2.5 million-tonne DRI plant and EAF facility at its site in Ghent, see “Introduction—Key transactions and events in 2021" for further information.
ArcelorMittal Liège
The finishing facilities of ArcelorMittal Liège are located west of Liège. ArcelorMittal Liège produces a wide range of innovative products to meet the demanding needs of companies in the automotive industry and industrial domestic appliances. The operating assets in Liège include the continuous annealing line 1, hot dip galvanizing line 7 (combiline) and line 8 (Eurogal), the electrogalvanzing line 5, and the two organic coating lines 2 and 7 (combiline hot dip galvanizing line 7). It also includes the JVD (Jet Vapor Deposition) line inaugurated on February 3, 2017. This world-class innovative line coats moving strips of steel in a vacuum chamber by vaporizing zinc onto the steel at high speed to produce coated steels for automotive and other industrial applications.
ArcelorMittal Bremen
ArcelorMittal Bremen is situated on the bank of the Weser River north of Bremen, Germany. ArcelorMittal Bremen produces and sells a wide range of products including slab, hot rolled, pickled,

Management report	96
cold rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.
On March 29, 2021, ArcelorMittal announced plans to build a large-scale industrial plant for approximately 2 million tonnes DRI, as well as a new EAF at the site of Bremen. It also disclosed plans for an innovative DRI pilot plant and an EAF in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure. Using green hydrogen, up to 3.5 million tonnes of steel could be produced by the Bremen and Eisenhüttenstadt sites by 2030, with significantly lower CO2 emissions, see also “Introduction—Key transactions and events in 2021".
ArcelorMittal Méditerranée
ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea.
ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as for the construction, home appliance, packaging, pipe and tube, engine and office material industries. About 69% of its products are shipped from a private wharf, in part through a shuttle system and 24% of its products are shipped by rail, with the remaining amount transported by truck.
The Saint-Chély plant produces electrical steel (with up to 3.2% silicon content), mainly for electrical motors.
On February 4, 2022, ArcelorMittal announced plans for the acceleration of its decarbonization plan in France. Specifically, in Fos-sur-Mer, ArcelorMittal will build an EAF. This new unit will complement the ladle furnace announced last March and supported by France’s recovery plan, ‘France Relance’. The new industrial facility will be operational starting in 2027 and will gradually replace 1 out of 2 of ArcelorMittal’s blast furnaces in Fos-sur-Mer by 2030. See also section 'ArcelorMittal France' above.
ArcelorMittal España
ArcelorMittal España’s Avilés and Gijón facilities, which are by far the largest of its facilities, are connected by ArcelorMittal España’s own railway system. These two facilities operate as a single integrated steel plant. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot rolled coil, as well as more highly processed products such as hot dip and electro galvanized sheet, tinplate and organic coated sheet. The facilities are also connected by rail to the region’s two main ports, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at dedicated dry-bulk terminal, which is linked to steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities to other units of the Group and to ArcelorMittal España’s customers.
ArcelorMittal España is connected to the other ArcelorMittal facilities in Spain by wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities directly to the ArcelorMittal Sagunto plant, which it supplies with hot rolled coils for subsequent processing into cold rolled, galvanized and electro galvanized sheet.
ArcelorMittal España production is primarily sold to the railway, automotive and construction industries.
ArcelorMittal España’s Gijón coke plant was idled in 2013. On September 23, 2015, ArcelorMittal announced an investment of over €100 million in the refurbishment of the coke oven batteries in Gijón. The main part of the approved investment focuses on the reconstruction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems. The refurbishment work started in 2016. The refurbished coke oven battery number 1 in Gijón started its heating in the last quarter of 2019. The first coke from coke oven battery #1 was produced at the beginning of 2020. The start of the coke oven battery #2 was delayed due to the COVID-19 crisis and the first coke was produced on February 13, 2021. In October 2019, the coke oven batteries of Aviles were decommissioned with the aim to be demolished and their coke output was then supplied by the refurbished Gijón coke batteries located near the two blast furnaces.
On February 17, 2021, the Company announced that ArcelorMittal España had completed its coke-oven gas injection project for Blast Furnace B in its Gijón plant, a strategic step to reduce CO2 emissions and operational costs, thanks to lower coke consumption.
On July 13, 2021, ArcelorMittal signed a memorandum of understanding with the Spanish Government for a €1 billion investment in decarbonization technologies at ArcelorMittal Asturias’ plant in Gijón (Spain), which includes 2.3 million tonnes new direct reduced iron ("DRI") and hybrid electrical arc furnace ("EAF") installations. The DRI installation in Gijón will also enable ArcelorMittal Sestao to be the world’s first full-scale zero carbon-emissions steel plant. By 2025, the Sestao plant – which manufactures a range of flat steel products for the automotive and construction sectors, and general industry – is expected to produce 1.6 million tonnes of zero carbon-emissions steel. See also “Introduction—Key transactions and events in 2021".

97	Management report
ArcelorMittal Poland
ArcelorMittal Poland is the largest steel producer in Poland. ArcelorMittal Poland’s Zdzieszowice coke plant produces and supplies coke to ArcelorMittal subsidiaries and third parties.
ArcelorMittal Poland produces a wide range of steel products, including both long and flat products such as slabs, billets, blooms, sections, sheet piles, rails up to 120 meters long, railway accessories, mining supports sections, hot rolled coils, sheets and strips, cold rolled coils, sheets and strips, hot dip galvanized coils and sheets, wire rods and organic coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries. In the fourth quarter of 2019, ArcelorMittal Poland temporarily idled its blast furnace and steel plant in Kraków as a result of the market downturn, high energy costs and large volumes of steel imports from outside the EU. The coke plant in Kraków continues to operate as well as the downstream operations (two rolling mills, the hot dip galvanizing line and the new organic coating line). The slabs for the rolling mills in Kraków will come mainly from the steel shop in Dabrowa Gornicza where the Company is investing in debottlenecking projects, and to produce special grades for further processing into grain-oriented steel. On October 8, 2020, ArcelorMittal Poland announced that it intended to permanently close its primary steelmaking operations (except the coke battery which remains in operation), at its unit in Kraków, and the shutdown process in the blast furnace and the steel shop was completed in November 2020.
ArcelorMittal Eisenhüttenstadt
ArcelorMittal Eisenhüttenstadt is situated on the Oder river near the German-Polish border, 110 kilometers southeast of Berlin. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated flat steel producing plant. The facility is run with one medium-sized blast furnace.
ArcelorMittal Eisenhüttenstadt produces and sells a wide range of flat steel products, including hot rolled, cold rolled, electrical and hot dip galvanized and organic coated coils to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.
On March 29, 2021, ArcelorMittal announced plans for an innovative DRI pilot plant and an EAF in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure. See section 'ArcelorMittal Bremen' above.
ArcelorMittal Belval & Differdange
ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles which are sold to the local European construction market as well as for export. With its Rodange facilities, it also produces a wide range of rails, special sections and heavy angles.
On January 28, 2021, ArcelorMittal announced a collaboration with Vow ASA (company listed on Oslo Stock Exchange and specialized in world leading solutions to convert biomass and waste into valuable resources) to build the first dedicated industrial scale biogas plant for the steel industry at Rodange, with the aim to start production in 2023. The plant will convert sustainable biomass into biogas to replace the use of natural gas at the plant’s rolling mill reheating furnace, so reducing CO2 emissions from the production of steel.
On October 21, 2021, a floating solar farm installed on a former cooling pond belonging to ArcelorMittal Differdange was commissioned. It consists of 25,000m2 of solar panels, with a surface area of 5.7 hectares. Eventually, the electricity produced will amount to 3 GWh/year and will be able to power nearly 800 local homes, which represents the annual electricity usage of 3,200 people. The electricity produced on the floating solar farm will be fed into the local grid and contribute to Luxembourg’s energy self-sufficiency.
ArcelorMittal Hamburg
ArcelorMittal Hamburg produces billet and high quality wire rod and its production is mainly sold in the European market, primarily to automotive and engineering customers.
The site of Hamburg already operates Europe’s only DRI-EAF plant. A project is underway to construct a demonstrator plant in order to test the ability of hydrogen to reduce iron ore into DRI on an industrial scale, and to test carbon-free DRI in the EAF steelmaking process. The objective is to reach industrial commercial maturity of the technology by 2025, initially producing 100,000 tonnes of sponge iron a year.
On September 7, 2021, the German Federal Government has expressed its intention to provide €55 million of funding support towards construction of the plant, which is half of the €110 million total capital expenditure required.
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

Management report	98
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
ArcelorMittal Prijedor
ArcelorMittal Prijedor is an iron ore open pit mining operation located in Bosnia and Herzegovina, near the town of Prijedor. The mine is a joint venture formed in 2004, in which ArcelorMittal owns 51% and 49% are owned by the local Iron Ore Mine Ljubija. The ore is excavated at the Omarska mine and processed in the processing plant. The mine supplies its final product, iron ore lumps and concentrate, to ArcelorMittal's steel plant, ArcelorMittal Zenica, located approximately 250 kilometers from Prijedor in central Bosnia.
For further details on ArcelorMittal Prijedor mine production and other information, see "Properties and capital expenditures—Reserves and Resources (iron ore and coal)".

ACIS			Crude Steel

Unit	Country	Locations	Production in 2021 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Temirtau JSC	Kazakhstan	Temirtau	3.4	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryvyi Rih [2]	Ukraine	Kryvyi Rih	4.9	Integrated	Long
ArcelorMittal South Africa [3]	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	3.1	Integrated Mini-mill Downstream	Flat, Long, Pipes and Tubes
JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	95.1	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100.0	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100.0	Coal Mine (underground)	Coking coal and thermal coal
1.n/a = not applicable (no crude steel production).
2.ArcelorMittal Kryvyi Rih commissioned its new billet caster #3 in June 2019 and new billet caster #2 in the first quarter of 2020. The blast furnace #5, open hearth shop, blooming shop #1 and wire rod mill #250-3 were definitively closed in 2020. In June 2021, ArcelorMittal Kryvyi Rih restarted its BF #8 which had been temporarily idled in October 2019 for planned maintenance and in response to market conditions.
3.ArcelorMittal South Africa temporarily idled some of its downstream production lines at Vanderbijlpark (batch annealing lines, continuous annealing line, temper mills and the tinning line) in the course of 2019; the lines were definitively closed in 2020. ArcelorMittal South Africa permanently closed its Saldanha operations in the second quarter of 2020. Furthermore, in 2020 ArcelorMittal South Africa permanently closed the bar mill (16 inch) at Vereeniging, as well as the coke oven battery #5 within the Coke and Chemicals division.

99	Management report
ArcelorMittal South Africa
ArcelorMittal South Africa is the largest steel producer in Africa and its common shares are listed on the JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal South Africa has four main steel production facilities of which Vanderbijlpark, Newcastle and Vereeniging (melt shop restarted in January 2019) are located inland, while Saldanha (permanently closed in the second quarter of 2020) is close to a deep-water port. A metallurgical by-products division (Coke and Chemicals) was reorganized (after closure of coke oven battery #5 in Pretoria in the fourth quarter of 2020) and is now split in two operations: coke-making and by-products at the steel production facilities (Vanderbijlpark and Newcastle). ArcelorMittal South Africa has a diversified range of products and includes hot rolled plates and sheet in coil form, cold rolled sheet, coated sheet, wire rod and sections, as well as forgings. During 2021, 87.8% of its products were sold in the South African domestic market, while Africa is its largest export market. It also sells into Asia and sells minor tonnages into Europe and the Americas.
Due to temporary shipments backlogs encountered in 2021, ArcelorMittal South Africa decided that the electric arc furnace at Vereeniging, which had been scheduled to be placed under care and maintenance in the third quarter of 2020 along with Saldanha operations, would continue to operate for the foreseeable future in support of long steel supply.
The Thabazimbi Iron Ore Mine (Pty) Ltd, located at Thabazimbi, in the Limpopo Province of South Africa, was taken over by ArcelorMittal South Africa in 2018. Thabazimbi Iron Ore Mine currently processes existing stockpiles of iron ore from a run of mine nature (unbeneficiated) and old plant discard dumps with recoverable iron, with the aim to supply product to the Vanderbijlpark Steel Works.
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
ArcelorMittal Kryvyi Rih is investing in new pellet plant facilities to produce 5 million tonnes per annum of pellets, replacing two existing sinter plants and ensuring environmental compliance. First pellet is estimated to be produced in the fourth quarter of 2023.
ArcelorMittal Kryvyi Rih also has iron ore captive mines located roughly within the borders of the city of Kryvyi Rih, Ukraine. ArcelorMittal Kryvyi Rih operates a concentrating facility, along with two open pit sites and one underground iron ore mine. The iron ore extracted from the Kryvyi Rih mining operations is processed to concentrate, sinter feed and lumps and supplied primarily to the ArcelorMittal Kryvyi Rih steel plant, with some concentrate being shipped to other ArcelorMittal entities in Eastern Europe, as well as to third parties. For further details on Ukraine mines production, other information and recent updates, see "Properties and capital expenditures—Reserves and Resources (iron ore and coal)" and "Key transactions and events in 2021 — Recent developments".
ArcelorMittal Temirtau
ArcelorMittal Temirtau’s product range of flat and long steel products includes pig iron, continuous caster slabs, continuous caster billets, hot and cold rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products, welded pipes and rebars.
ArcelorMittal Temirtau sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances. The markets for its products include Kazakhstan, CIS, Russia and South-East Asia.
ArcelorMittal Temirtau has four captive iron ore mining operations in Kazakhstan, named Lisakovsk, Kentobe, Atasu and Atansore. Concentrate, lumps and fines produced at the mines are transported to the ArcelorMittal steel plant by railway.
Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau. The mine was acquired by ArcelorMittal in 2000 and treats oolite iron ore to produce concentrate which is supplied to ArcelorMittal Temirtau steel plant, the phosphorous content in the iron mineralization at Lisakovsk limits its utilization in the steel-making process.
Kentobe is an open pit operation, acquired by ArcelorMittal in 2002, located about 300 kilometers southeast of Temirtau, the mineralization at Kentobe is magnetite, which is after mining treated in processing plant located at the site before sending it to the customer.
Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau. The mining lease was obtained by ArcelorMittal in 2003. The Atasu mine is hosted by the West Karazhal deposit, which is a primary hematite ore. In addition to the underground mine, Atasu operates a processing plant.
Atansore is an open pit operation located about 500 kilometers northeast of Temirtau, acquired by ArcelorMittal in 2004. The

Management report	100
primary ore mined at the site is magnetite, which is treated at the dry processing facility at the site, prior to its transportation by rail to the customer.
In addition, ArcelorMittal Temirtau has eight captive underground coal mines located in Karaganda in Kazakhstan, named Kostenko, Kuzembaeva, Saranskaya, Abayskaya, Kazakhstanskaya, Lenina, Shakhtinskaya and Tentekskaya and operates two coal preparation plants (CPP “Vostochnaya” and Temirtau Washery-2). In 1996, the mines entered into the structure of Ispat-Karmet JSC, Coal Division (now ArcelorMittal Temirtau JSC, Coal Division). The coal mines of ArcelorMittal Temirtau are located in the Karaganda Coal Basin.
The mines produce primarily metallurgical coal used in steel-making at ArcelorMittal Temirtau. Surplus coal concentrate is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China.For further details on Kazakhstan mines production and other information, see "Properties and capital expenditures—Reserves and Resources (iron ore and coal)".
Mining
ArcelorMittal’s Mining segment has iron ore production facilities in Canada and Liberia. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations. For detailed information regarding ArcelorMittal's Mining segment and captive mines, see " Properties and capital expenditures—Reserves and Resources (iron ore and coal)".

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
AMMC	Canada	Mt Wright, Fire Lake and Port Cartier, Qc	85.0	Iron Ore Mine (open pit), pellet plant, railway and port	Concentrate and pellets
AML	Liberia	Yekepa	85.0	Iron Ore Mine (open pit)	Fines

Investments in joint ventures

Unit	Country	Locations	Capacity in 2021 (in million tonnes per year)	Type of plant	Products
AMNS India	India	Hazira, Gujarat	8.8 [1]	Integrated	Flat
Acciaierie d'Italia	Italy	Taranto, Genova, Novi Ligure, Socova, Raconiggi, Salerno	7.8 [1,2]	Integrated and Downstream	Flat, Pipes and Tubes
AMNS Calvert	United States	Calvert	5.3 [3]	Steel processing	Steel finishing
VAMA	China	Loudi, Hunan	1.5 [4]	Steel processing	Automotive steel finishing
1.Crude steel capacity.
2.Reflects design capacity, whereas achievable capacity is limited to 6 million tonnes until completion of the environmental plan.
3.Flat-rolled carbon steel products production capacity.
4.Cold rolled coils, aluminized coils, hot dip galvanized coils production capacity.
AMNS India
On December 11, 2019, following the unconditional approval received by the Indian Supreme Court of ArcelorMittal's Resolution Plan for Essar Steel India Limited ("ESIL" subsequently renamed AMNS India) on November 15, 2019, ArcelorMittal and NSC, Japan’s largest steel producer and the third largest steel producer in the world, created a joint venture to own and operate AMNS India with ArcelorMittal holding a 60% interest and NSC holding 40% in accordance with the second amended joint venture formation agreement signed on December 8, 2019.
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

101	Management report
–a downstream facility in Pune (including a pickling line, a cold rolling mill, a galvanizing mill, a color coating mill and a batch annealing plant); and
–six service centers in the industrial clusters of Hazira, Indore, Bahadurgarh, Chennai, Kolkata and Pune. It has a complete range of flat rolled steel products, including value added products, and significant iron ore pellet capacity with two main pellet plant systems in Kirandul-Vizag and Dabuna-Paradeep, which have the potential for expansion. Its facilities are located close to ports with deep draft for movement of raw materials and finished goods.
In terms of iron ore pellet capacity, the Kirandul-Vizag system has 8 million tonnes of annual pellet capacity; and the Dabuna-Paradeep system has 12 million tonnes of annual pellet capacity, following completion of expansion early September 2021. This expansion brings pellet capacity above AMNS India’s own requirements and provide the opportunity to improve operating income by fully utilizing such pellet capacity. AMNS India has also made acquisitions of certain ancillary assets including the Thakurani iron ore block in Keonjhar district of Odisha (operation reached full capacity at the end of the first quarter of 2021) acquired in February 2020, Odisha Slurry Pipeline Infrastructure Limited in July 2020 which secured an important infrastructure asset for raw material supply to the Paradeep pellet plant and Hazira steel plant and a captive power plant at Paradeep in Orissa in January 2021. In September 2021, AMNS India also commenced mining operations at its Ghoraburhani-Sagasahi iron ore block in Odisha. AMNS India also intends to debottleneck the existing operations (steel shop and rolling parts) to increase production to 8.8 million tonnes of rolled products. Over the next 5 years, the production capacity at the Hazira facility is planned to increase further from 8.8 million tonnes to 14.4 million tonnes of rolled products following the construction of coke oven, sinter plant, blast furnace, basic oxygen furnace and hot strip mill. Finally, AMNS India is evaluating downstream auto product expansion at the Hazira site to improve its product portfolio and serve the growing automotive demand in India.
On March 4, 2021, AMNS India and the Odisha government signed a memorandum of understanding for setting up a 12 million tonne integrated steel plant and a jetty in Kendrapara district of Odisha with an investment of INR 50,000 Crore, subject to several pre-conditions, including making provisions for land and iron ore mines. A pre-feasibility study report was submitted to the state government in the third quarter of 2021, and AMNS India is currently engaged in further studies and clearances.
In the context of the creation of the joint venture, the Company has also transferred certain payments it had been required to make in 2018 and 2019 to the financial creditors of Uttam Galva in order that the Resolution Plan would be eligible for consideration by ESIL's Committee of Creditors. On June 2, 2021, Uttam Galva's Committee of Creditors approved the resolution plan submitted by AMNS India. The resolution plan has been submitted for approval to the National Company Law Tribunal ("NCLT").
The joint venture partners continue to assess various options to secure the availability of additional ancillary assets, such as port facilities.
The Resolution Plan for ESIL includes a capital expenditure plan of approximately $2.6 billion to be implemented in two stages over six years. The first stage is completed and involved investments to increase the production of finished steel goods sustainably to 6.5 million tonnes per annum. It included completion of ongoing capital expenditure projects with respect to a coke oven, second sinter plant, third line CSP caster, Paradeep pellet plant and Dabuna beneficiation plant. The first stage also includes investment in maintenance to restore current assets, the implementation of an environmental management plan and the implementation of ArcelorMittal’s best practices on raw material sourcing, plant operations, sales and product mix (in particular through greater sophistication of the quality and markets of the steel produced with a focus on developing sales to the automotive industry), people management and health & safety. The second stage will involve investments to increase the production of finished steel goods from 6.5 million tonnes per annum to 8.5 million tonnes per annum by the end of 2024, including asset reconfiguration and the addition of a coke oven, blast furnace and basic oven furnace.
In terms of mining assets, AMNS India operates the Thakurani mine and the Ghoraburhani-Sagasahi mine at exploration stage in the Keonjhar district of Odisha and in the Sudargarh district of Odisha, respectively, in India. AMNS India started mining at the Thakurani mine in 2020 and concentrated material is transported by pipeline to the Paradeep pellet plant, located on the coast at Bay of Bengal. AMNS India announced the commencement of operations at the Ghoraburhani-Sagasahi iron ore mine. The captive mine is set to produce more than 2 million tonnes of high-quality iron ore in 2022 and gradually ramp up production to a rated capacity of 7.2 million tonnes per annum. The iron ore will be supplied to the beneficiation plant in Dabuna from where the feed will reach the pellet plant at Paradeep and contribute significantly to meeting AMNS India’s long-term raw material requirements. For further details on Indian mines production and other information, see "Properties and capital expenditures—Reserves and Resources (iron ore and coal)".

Management report	102
Acciaierie d'Italia
Acciaierie d'Italia, a joint venture between the Company and Invitalia-Agenzia nazionale per l'attrazione degli investimenti e lo svliuppo d'impresa SpA ("Invitalia"), an Italian state-owned company, is the leading steel producer in Italy, Europe’s second largest steel consuming economy. Acciaierie d'Italia produces high-quality and sustainable steel to be used in a range of vital industry sectors across the domestic steel market such as construction, energy, automotive, home appliances, packaging and transport and for international export. Acciaierie d'Italia has operations across various structurally linked operating sites including Europe’s biggest single-site integrated steel facility in Taranto and rolling mills in Genoa and Novi Ligure. Genoa is also an important hub in terms of intermodal logistics.
On April 14, 2021, pursuant to the investment agreement of December 10, 2020 forming a public-private partnership between Invitalia and AM InvestCo Italy SpA ("AM InvestCo", thereupon renamed Acciaierie d'Italia Holding), ArcelorMittal's subsidiary party to the lease and purchase agreement for the Ilva business, Invitalia invested €400 million ($476 million) of new equity into AM InvestCo, providing Invitalia with a 38% shareholding, equal (50%) voting and governance rights and therefore joint control. Accordingly, as of April 14, 2021, the Company derecognized assets and liabilities of Acciaierie d'Italia Holding and its subsidiaries from its consolidated statement of financial position and accounted for its 62% interest in the joint venture under the equity method. The investment agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d'Italia Holding, subject to certain conditions precedent to be met by May 2022. At this point, Invitalia’s shareholding in Acciaierie d'Italia would increase to 60%. ArcelorMittal may need to invest up to €70 million to the extent necessary to retain a 40% shareholding and joint control over the company. For more details, see “Introduction—Key transactions and events in 2021" and "Introduction—Risk factors".
The industrial plan agreed between ArcelorMittal and Invitalia in connection with the December 2020 investment agreement involves investment in lower-carbon steelmaking technologies, including the construction of a 2.5 million tonne electric arc furnace, which is expected to open in mid-2024, and the relining of BF #5, which is expected to start production in 2024. This industrial plan targets reaching 8 million tonnes of production in 2025 (crude steel production is limited to 6 million tonnes until the environmental plan is completed). It integrates a series of public support measures including ongoing government funded employment support and includes, for the period between 2021 and 2025, environmental capital expenditures of €117 million and industrial capital expenditures of €957 million as well as capital expenditures of €226 million for the revamp of blast furnace #5 and €260 million for the construction of the EAF.
Calvert
AMNS Calvert ("Calvert"), a joint venture between the Company and NSC, is a steel processing plant in Calvert, Alabama, United States. It's 2,500 acre property layout allows for optimal product flow and room to expand. It has a HSM with 5.3 million tonnes capacity, pickling and cold rolling facilities with 3.6 million tonnes capacity and finishing facilities with a total capacity of 2.1 million tonnes. Calvert had a 6-year agreement to purchase 2 million tonnes of slabs annually from ThyssenKrupp Steel USA ("TK CSA"), subsequently acquired by Ternium S.A. in December 2017, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. The slab purchase agreement with Ternium S.A was.finished with last purchases concluded in May 2021. The remaining slabs for Calvert's operations are sourced from ArcelorMittal plants in Brazil and Mexico and from ArcelorMittal USA, which following the divestment to Cleveland-Cliffs, entered on December 9, 2020 into a new five year agreement with Calvert (with an automatic three year extension unless either party provides notice of intent to terminate) for 1.5 million tons annually for the initial term and 0.55 million tons annually under the extension and which, in each case, can be reduced with a six month notice. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center and appliance/ HVAC industries.
Calvert plans to invest $775 million for an on-site steelmaking facility through a 1.5 million tonnes capacity EAF (produce slabs for the existing operations, replacing part of the purchased slabs). Construction commenced in March 2021 after obtaining all environmental permits, and the facility is expected to start in the first half of 2023. Equipment manufacturer selection is concluded, site preparation, underground electrical works and piling activities are underway. The plan includes an option to add further capacity of 1.5 million tonnes at lower capital expenditure intensity.
VAMA
Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan ValinSteel Co., Ltd    which produces steel (1.5 million tonne capacity) for high-end applications in the automotive industry. VAMA supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks. It is well positioned to take advantage of the growing electric vehicle market and plans to complete its project to increase capacity to 2 million tonnes by the end of 2022 with self-funded expansion capital expenditures expected to be $165 million.

103	Management report
Capital expenditures
The Company’s capital expenditures were $3.0 billion, $2.4 billion and $3.6 billion for the years ended December 31, 2021, 2020 and 2019, respectively.
The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures completed in 2021 and those that are currently ongoing. In 2022, capital expenditures are expected to be approximately $4.5 billion. ArcelorMittal expects to fund these capital expenditures primarily through internal sources. See “Operating and financial review—Liquidity and capital resources—Sources and uses of cash—Net cash used in investing activities” and note 3.1 to the consolidated financial statements for further information, including capital expenditures by segment.

Completed projects
Segment	Site / Unit	Project	Capacity / particulars	Key date / Forecast completion	Note #
NAFTA	Mexico	New Hot Strip Mill	Production capacity of 2.5 million tonnes per year	2021	a

Ongoing Projects*
Segment	Site / Unit	Project	Capacity / particulars	Key date / Forecast completion	Note #
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	H1 2022	b
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160 thousand tonnes per year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	H2 2022	c
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700 thousand tonne continuous annealing line ("CAL") and continuous galvanizing line ("CGL") combiline	Q4 2023	d
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15 million tonnes per year	Q4 2023	e
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3 million tonnes per year	Revamping project with 1 million tonnes per year pellet feed capacity increase (to 2.3 million tonnes per year) with DRI concentrate grade capability	H2 2023	f
Brazil	Serra Azul mine	4.5 million tonnes per year direct reduction pellet feed plant	Facilities to produce 4.5 million tonnes per year DRI quality pellet feed by exploiting compact itabirite iron ore	H2 2023	g
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1 million tonnes per year; sinter capacity of 2.3 million tonnes per year	H2 2024	h
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New pellet plant	Facilities to produce 5.0 million tonnes per year pellets, replacing two existing sinter plants ensuring environmental compliance and improving productivity	Q4 2023	i
Brazil	Barra Mansa	New section mill	Increase capacity of HAV bars and sections by 0.4 million tonnes per year	Q1 2024	j
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
a.On September 28, 2017, ArcelorMittal announced a major $1 billion investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill ("HSM"). Upon completion, the project will enable ArcelorMittal Mexico to produce approximately 2.5 million tonnes of flat rolled steel, approximately 1.5 million tonnes of long steel and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto and general industry customers. The hot strip mill project commenced at the end of the fourth quarter of 2017 and the first coils were produced at the end of 2021 with ramp up expected to full capacity

Management report	104
during 2022. The hot skin pass mill ("HSPM") is expected to be completed in the second half of 2022. In addition to the HSM project, a push-pull pickling line ("PPPL") is to be constructed to capture additional domestic volume through hot rolled pickled and oiled products. The PPPL has a capacity of up to 0.75 million tonnes per year and the first pickled and oiled coils are expected to be produced by the second half of 2024.
b.Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is estimated to be completed in the first half of 2022.
c.Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160 thousand tonnes per year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With this investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor® and it complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for the second half of 2022.
d.In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold rolled annealed and galvanized capacity to serve the growing domestic market. The approximately $0.35 billion investment program to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add approximately 100 thousand tonnes organic coating line to serve construction and appliance segments) will upon completion strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through AHSS products. The investment will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. Equipment delivery is progressing in accordance with plan. Civil works and erection of acid regeneration plant and repair and inspection line is well advanced. The project is estimated to be completed in the fourth quarter of 2023.
e.ArcelorMittal Liberia has been operating a 5 million tonnes DSO since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes per year of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. On September 10, 2021, ArcelorMittal signed with the Government of the Republic of Liberia an amendment to its MDA which is currently under legislative ratification process. Final detailed engineering is in progress, whilst site preparation and tenders for key construction contracts and remaining equipment are underway. Under this project, first concentrate product is expected in late 2023, ramping up to 15 million tonnes per year thereafter. The capital expenditures required to conclude the project, estimated at approximately $0.8 billion, is under review given impacts of inflation and enlarged scope. Under the agreement, the Company has further expansion opportunities up to 30 million tonnes per year. Other users may be allowed to invest for additional rail capacity.
f.ArcelorMittal Mexico is investing approximately $150 million to increase pellet feed production by 1 million tonnes per year to 2.3 million tonnes per year and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace route (2,0 million tonnes per year) and DRI route (0.3 million tonnes per year) for a total of 2.3 million tonnes per year. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Procurement of long lead time items (mills and pumps) and early works have started. Detailed engineering is ongoing. Road works are in progress. Production start-up is estimated in the second half of 2023.
g.Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5 million tonnes per year of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operations. The project will allow to mine the compact itabirite iron ore. Environmental and operations licenses have been cleared. Detailed engineering is ongoing, hiring of drilling companies and procurement of main equipment is initiated. Project start up is estimated in the second half of 2023.
h.The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop has recommenced in late 2021, following the anticipated improvement in Brazil domestic market. Basic engineering is being finalized and hiring of civil works and piling companies has started. The project is estimated to be completed in the second half of 2024 with a capital expenditure requirement of approximately $0.5 billion.
i.Investment in ArcelorMittal Kryvyi Rih to build a new 5.0 million tonnes per year pellet plant which, together with the ongoing modernization of Sinter Plant 2, will ensure that all sinter operations in Kryvyi Rih are compliant with dust emissions environmental regulations and will enable cost reduction, quality and productivity improvement. In addition, the project will enable a CO2 footprint improvement by 750 thousand tonnes CO2 per year. First pellet is expected to be produced in the fourth quarter of 2023 with a capital expenditure requirement of approximately $0.3 billion.
j.New approximately $0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400 thousand tonnes per year production capacity. The aim of the project is to deliver higher added value products ("HAV") (merchant bar and special bars) to increase domestic market share in HAV products and to enhance profitability. The project is expected to commence in 2022 and be completed by the first quarter of 2024.

In addition, in 2021, the Company approved 40 multi-year projects with identified environmental benefits and involving capital expenditures of $565 million and 34 multi-year projects with identified energy benefits and involving capital expenditure of $442 million. The latter includes 11 multi-year projects specifically targeted to decarbonization involving capital expenditures of $174 million. Capital expenditures related to decarbonization initiatives amounted to $0.1 billion for the year ended December 31, 2021 and are expected to increase to $0.3 billion (net of government support) in 2022 with the expected completion of the Carbalyst and Torero projects in Ghent. See also further information on key environmental projects in "Business overview—Sustainable development".
ArcelorMittal's joint ventures have also announced significant capital expenditure projects. See "Property, plant and equipment—Investments in joint ventures".

105	Management report
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
India greenfield projects. The Company explored investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisaged the construction of a six million tonnes steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company completed all the necessary formalities for acquiring the land by signing and executing a lease cum sale agreement for 2643.25 acres of land on December 26, 2018 and the project is under review.
Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of the Mary River mine project, with Nunavut Iron Ore Inc. (“NIO”), an affiliate of The Energy and Minerals Group (“EMG”), owning the remaining 30%. This project consists of an open pit high-grade iron ore mine located in the Mary River area of Baffin Island, Nunavut (Canada). In February 2013, ArcelorMittal and NIO entered into a joint arrangement and equalized their shareholdings at 50/50. The project began commercial production in 2016. Subsequently, following equity funding commitments and conversion of preferred shares into equity, both exercised by NIO only, ArcelorMittal’s share over time decreased to 25.70% as of December 31, 2019 and 25.23% as of December 31, 2020 and 2021. In September 2020, the corporate structure was reorganized whereby NIO became the parent company of Baffinland Iron Mines Corporation ("Baffinland"), while ArcelorMittal together with EMG became shareholders of NIO with ArcelorMittal’s share in NIO. Following this reorganization, ArcelorMittal retained its participation in the project, holding a 25.23% share in NIO.
Baffinland has also approved the project involving the construction of a railway, to replace the existing truck-haul operation for transport of iron ore from Mary River to Milne Inlet, as well as expansion of mining, crushing and screening operations and port ship loading capacity (the "Rail Expansion"), which is critical for Baffinland's future. Approximately $1,385 million of capital expenditures were budgeted for this project, to be funded with operating cash flows, additional equity and new debt. By mid-2020, NIO completed its exclusive equity funding commitment of $575 million towards the Rail Expansion. Subject to certain conditions, ArcelorMittal has an option to provide up to $85 million of equity funding, which expires on March 31, 2023 (as agreed as part of the reorganization described above).
On January 31, 2022, Baffinland filed its closing statement to the Nunavut Impact Review Board (“NIRB”) in support of the Company’s proposed Rail Expansion. NIRB's recommendation to the Canadian Federal Government is expected in May 2022 and final regulatory decisions on the Rail Expansion are expected to be announced up to 90 days after NIRB recommendation. As of the date of this report, Baffinland also continues evaluating the impact of COVID-19 on delayed regulatory approvals costs and overall inflationary pressures faced by the mining industry impacting labor, supply chain rates and lead times.
Between August 2016 and June 2018, ArcelorMittal and EMG shared operator rights for Baffinland’s operations. Since July 2018 the project has been operated by EMG. ArcelorMittal’s marketing rights expired at the end of 2019. In 2020, ArcelorMittal provided transitional marketing services to Baffinland.

Management report	106
Reserves and Resources (iron ore and coal)
ArcelorMittal has iron ore and coal production facilities in Canada, Mexico, South America, Europe, Africa, CIS and in India through its joint venture AMNS India. The Company has two categories of mining operations, namely captive mines, and seaborne oriented operations. Captive mines, whose production is mainly consumed by their respective steel segments, form part of such segments. The seaborne iron ore mining operations at AMMC and AML correspond to the Mining segment.
ArcelorMittal considers its iron ore and coal mining operations in aggregate to be material to its business.
The following table provides an overview of ArcelorMittal’s principal mining operations. The production of Run of Mine ("ROM") iron ore and coal is that which is attributable to ArcelorMittal, based on ArcelorMittal's ownership interest in the mining operations. All production figures are stated as wet tonnages.

Operations/Projects	Segment	% of Ownership Interest	Type of Ownership Interest	In Operation Since
Iron Ore
Mexico (Excluding Peña Colorada)	NAFTA	100.0	subsidiary	1976
Peña Colorada - Mexico	NAFTA	50.0	joint operation	1974
Brazil	Brazil	100.0	subsidiary	1944
Bosnia	Europe	51.0	subsidiary	2008
AMKR Open Pit	ACIS	95.1	subsidiary	1959
AMKR Underground	ACIS	95.1	subsidiary	1933
Kazakhstan Open Pit	ACIS	100.0	subsidiary	1976
Kazakhstan Underground	ACIS	100.0	subsidiary	1956
AML	Mining	85.0	subsidiary	2011
AMMC	Mining	85.0	subsidiary	1976
India	Not Consolidated	60.0	joint venture	1961
Baffinland	Not Consolidated	25.2	associate	2014
2019 aggregate ROM iron ore production, millions of tonnes[1]		131.1
2020 aggregate ROM iron ore production, millions of tonnes[1]		132.7
2021 aggregate ROM iron ore production, millions of tonnes		115.1
Coal
Karaganda - Kazakhstan	ACIS	100.0	indirect, subsidiary	1956
2019 aggregate ROM coal production, millions of tonnes[2]		13.2
2020 aggregate ROM coal production, millions of tonnes[2]		12.3
2021 aggregate ROM coal production, millions of tonnes		8.3
1.Total ROM Iron ore production in 2019 and 2020 included Hibbing and Minorca mining operations, which were sold in 2020.
2.Total ROM Coal production in 2019 and 2020 included Princeton mining operations, which were sold in 2020.
Summary of ArcelorMittal’s Mining Operations
ArcelorMittal's iron ore mining operations include the captive mines of the NAFTA, Brazil, Europe and ACIS segments and AMMC and AML in the Mining segment. ArcelorMittal has either 100%, equal or majority interest in these mining operations. In addition, the Company owns a 60% interest in the AMNS India joint venture and has a 25.23% non-controlling interest in Baffinland.
ArcelorMittal's coal mining operations include the captive coal mines in Kazakhstan forming part of the ACIS segment. ArcelorMittal has a 100% interest in these mining operations.

107	Management report
Iron ore operations
NAFTA
ArcelorMittal Mexico Mining Assets
ArcelorMittal Mexico operates three iron ore mines in Mexico, the San José and Las Truchas mines, and, through a joint operation with Ternium S.A., the Peña Colorada mine. In 2019, the El Volcan mine was closed and ArcelorMittal continues to operate certain parts of the El Volcan facilities to process material coming from the San José mine.

Management report	108
LOCATION MAP - NAFTA

	% of Ownership Interest	2021		2020		2019
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes

Peña Colorada - Mexico	50.0
At 100%		11.8	4.1	11.4	3.8	7.8	4.0
At ownership interest (50%)		5.9	2.05	5.7	1.9	3.9	2.0
Mexico (Excluding Peña Colorada)	100.0
Las Truchas		4.4	1.5	4.6	1.6	4.7	1.4
San Jose/El Volcan		3.0	1.3	2.8	1.2	2.4	0.8

NAFTA, (100% basis)		19.2	6.9	18.8	6.6	15.0	6.1
NAFTA, (ArcelorMittal ownership basis)		13.3	4.8	13.1	4.7	11.1	4.2
Peña Colorada
Consorcio Minero Benito Juarez Peña Colorada, S.A. de C.V. ("Peña Colorada") is the operator of a production stage surface iron ore mine, located 60 kilometers to the north-east of the port city of Manzanillo, in the province of Minatitlán in the north-western part of the State of Colima, Mexico. ArcelorMittal holds 50% of Peña Colorada through a joint operation with Ternium S.A. ("Ternium"), who owns the other 50% interest.
Peña Colorada holds mineral rights over 39,977 hectares (98,782 acres) across 20 concessions. Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2042 to 2062.
Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.
Peña Colorada operates an open pit mine as well as a concentrating facility and a two-line pelletizing facility. The ore is mined by truck and shovel/loader method. The beneficiation plant is located at the mine, with the pelletizing plant located in Manzanillo. Major processing facilities include a primary crusher, a dry cobbing plant, two autogenous mills, three horizontal and two vertical ball mills and several stages of magnetic separation. The concentrate is sent as a pulp through a pipeline from the mineral processing plant to the pelletizing facilities. The magnetite concentrate and pellets are transported from Manzanillo to ArcelorMittal Mexico, as well as to Ternium’s steel plants, by ship and by rail.
Las Truchas
The Las Truchas is a production stage mine located approximately 27 kilometers north-west of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. ArcelorMittal holds an indirect 100% interest.
ArcelorMittal Mexico holds mineral rights over 53,812 hectares, of which 4,261 support the Las Truchas operations in Mexico. Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2044 to 2059.
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
Mining activities consist of open pit mining, crushing, dry cobbing to generate pre-concentrate, and a concentration plant.
The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, two ball mills and two bar mills and two wet magnetic separation circuits. The concentrated ore is pumped from the mine site through a 26 kilometer slurry pipeline to the steel plant facility in Lázaro Cárdenas.

109	Management report
San José
The San José Mine is a production stage iron ore mine located approximately 40 kilometers South-East of the town of Culiacán, the capital of the State of Sinaloa, México. Mining at San José began in 1946 and was handled by multiple owners until 2019, when ArcelorMittal secured a lease agreement and commenced mining and pre-concentration operations. ArcelorMittal’s interest in the San José mine is 100%.
ArcelorMittal Mexico holds mineral concessions for 39 hectares supporting the San José mining and pre-concentration operations. Additionally, ArcelorMittal Mexico holds mineral rights over 1,053 hectares which previously supported its now closed El Volcan operations, located approximately 68 kilometers northwest of the city of Obregon. The El Volcan processing facilities, including the concentration plant and port installations, continue to be operated processing ores from the San José mine.
ArcelorMittal Mexico has a lease agreement secured from Ejido Las Flechas for both the land and the San José facilities, which is in place for a period of ten years and is valid until 2028. Previous mine operators have secured surface rights to the project from the Ejido in the past and it is reasonable to assume that ArcelorMittal Mexico can continue to secure surface rights beyond 2028.
San José is a metasomatic deposit, produced by hydrothermal replacement, with epidote-garnet skarns located in the contact zone between a Cretaceous limestone unit and a granodioritic intrusive. The mineralization is primarily composed of magnetite, with minor hematite. Accessory sulfide minerals including pyrite and chalcopyrite are also present.
Ore is mined from the open pit using conventional mining methods and processed into a pre-concentrate by a crushing and screening circuit with dry magnetic separation. The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbling high-intensity magnetic pulley and one tertiary crusher. The pre-concentrate is then shipped 30 kilometers by road to a rail head located in Quila, where it is railed 450 kilometers to the El Volcan concentrator. The concentration plant at El Volcan includes two ball mills, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. At El Volcan the pre-concentrate is milled and concentrated via wet magnetic separation to produce the final concentrate. The final concentrate is transported 150 kilometers by rail to the Port of Guyamas where it is loaded onto ships and sent 1,400 kilometers to the Port of Lazaro Cardenas.
BRAZIL
ArcelorMittal Brazil operates the Andrade mine and Serra Azul Mineração mines.

N
250 miles
(approx)
BRAZIL
BRASILIA
Andrade Mine
-19.79021,
-43.17297
Serra Azul Mine
-20.13075,
-44.39926
Monlevade Steel Plant
-19.83157,
-43.13109
Iron Ore Mine
including WGS84 coordinates
Steel Plant
including WGS84 coordinates

LOCATION MAP - BRAZIL Mining Operations

Management report	110

	% of Ownership Interest	2021		2020		2019
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes

Andrade	100	2.1	1.8	1.9	1.6	1.5	1.5
Serra Azul	100	2.6	1.6	2.6	1.6	1.7	0.9
Brazil		4.7	3.4	4.5	3.2	3.2	2.4
Andrade Mine
The Andrade Mine is a production stage open pit iron ore mine, located at 5 kilometers from the town of João Monlevade and 80 kilometers east of Belo Horizonte in the Brazilian state of Minas Gerais. The Andrade mine is 100% owned and operated by the Long products division of ArcelorMittal Brazil, with all production supplying the Monlevade steel plant.
ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated iron ore reserves, dominated by directly shippable hematite ore. ArcelorMittal Brasil holds mineral rights of over 2,421 hectares and land lease over 3,347 hectares to support its current operation. Mining legislation in Brazil does not predetermine the duration of mineral rights and as such these rights are considered valid to the point of mine exhaustion.
The Andrade deposit is located in the north-eastern portion of the Iron Quadrangle. The base stratigraphic section consists of quartzites and sericite-quartzites of the Moeda formation, followed by schists of the Batatal formation, both forming the Caraça group. The iron rich mineral bodies are part of the overlying Cauê formation, which represents the base of the Itabira Group. The Caraça and Itabira groups compose the base of the Paleoproterozoic Minas Supergroup. The Cauê formation rocks are covered by dolomites and marbles, and sometimes weathered phylites and schists, belonging to the Gandarela formation.
In addition to the open pit mine, the Andrade mine operates a crushing and screening facility, as well as a concentration plant used to improve the quality of the sinter feed to the Monlevade plant. This concentration plant commenced production in early 2020 and concentrates the itabirite ores, enabling mixing with the higher-grade hematite ores. The concentrated iron ore product is transported to the Monlevade steel plant through a private railway line.
Serra Azul Mine
ArcelorMittal Mineração Serra Azul mine is a production stage open pit iron ore mine located approximately 50 kilometers southwest of Belo Horizonte in the Minas Gerais State of Brazil. The mine is 100% owned and operated by ArcelorMittal Brasil.

ArcelorMittal Brasil controls all of the mineral and surface rights needed to mine and process its iron ore reserves. ArcelorMittal Brasil holds mineral rights over the Central and East claims of the Serra Azul deposit of over 375 hectares and surface rights over 281 hectares. Mining legislation in Brazil does not predetermine the duration of mineral rights and as such these rights are considered valid to the point of mine exhaustion.
The Serra Azul mine is located in the North-Eastern portion of the Iron Quadrangle, in the iron rich Cauê Formation of the Itabira Group. The mineralization occurs as friable, semi compact and compact Itabirites and banded hematite-silica rocks, with varying degrees of weathering and oxidation. Currently, Serra Azul mines and processes the friable itabirite with the Serra Azul expansion project (see "—Capital expenditures") contemplating the mining and processing of semi-compact and compact ores.
In addition to the open pit mine, the Serra Azul mine operates a processing plant consisting of a crushing facility and a three-line concentration facility, including screening, magnetic separation, spirals separators and jigging. Iron ore product is transported by truck to two railway terminals located 35 and 50 kilometers from the mine site for distribution to local purchasers of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State.
In 2021 an updated resource model was generated, incorporating the results of a 1,508m drilling program completed in late 2020. The drilling program targeted further definition of the friable itabirite (IF) ore bodies and the updated model has been used to reassess the mine life for the current IF phase of the Serra Azul Mine. This has resulted in a revised life of mine for the IF phase, with mining operations extended until 2024.
Following the integration of the Serra Azul Mine into the ArcelorMittal Brazil steel segment in 2020, an expansion project for the Serra Azul Mine has been approved. The project considers producing 4.5 million tonnes per annum of DRI quality pellet feed by processing compact itabirite (IC) and semi-compact itabirite (ISC) material. The IC and ISC processing plant operations are scheduled to start in the second half of 2023 (see also "—Capital expenditures) and estimated reserves

111	Management report
for IC and ISC have been included in the Serra Azul life of mine, which has been extended until 2056.
In February 2019, the Company decided to implement the evacuation plan related to its dormant Serra Azul tailing dam. The community situated downstream to the dam was evacuated as a precautionary measure based on an updated stability report following incidents in the Brazilian mining sector. This was done to enable further testing and implementation of any additional mitigating measures. As a result, the Company has executed an agreement with the Federal and State Public Prosecutors Offices and affected families to provide temporary assistance to the families and set technical measures required to re-establish factor of safety standards. Such agreement was extended in February 2020 and negotiations regarding compensation continued in 2021, during which a Complementary Agreement Term was signed with new guidelines for compensation parameters for the impacts caused by preventive evacuation.
EUROPE
ArcelorMittal Prijedor (Omarska mine) is the only captive mining operation within the Europe segment.
LOCATION MAP - EUROPE Mining Operation

Management report	112

	% of Ownership Interest	2021		2020		2019
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
ArcelorMittal Prijedor	51.0
At 100% basis		1.8	1.6	1.8	1.4	1.9	1.5
At ownership interest (51%)		0.9	0.8	0.9	0.7	1.0	0.8

ArcelorMittal Prijedor
The Omarska mine is a production stage surface iron ore mine in Bosnia and Herzegovina, operated by ArcelorMittal Prijedor. The mine is located 25 kilometers south east of the town of Prijedor, where the ArcelorMittal Prijedor headquarters are based. The subsidiary company was founded in 2004 as a partnership between ArcelorMittal (at the time LNM Holdings) with a 51% controlling interest and local mining company Iron Ore Mine Ljubija owning the remaining 49% stake. ArcelorMittal Prijedor is a captive mine of the Europe segment and supplies all of its iron ore production to the ArcelorMittal Zenica steel plant.
The mine’s current concession was signed in 2018 for a period of 6 years. The property comprises 1,946 hectares of land and mineral rights. ArcelorMittal Prijedor is the registered holder of the mining rights on all cadastral plots in the Omarska mine exploitation field. Land tenure and mineral rights issued to ArcelorMittal Prijedor are indefinite and considered to be of sufficient duration to enable all reported mineral reserves on the properties to be mined in accordance with current life of mine production schedules.
The Buvac deposit at Omarska mine is located within Carboniferous clastic (shale and sandstones) and carbonate (limestone, dolomite, and ankerite) sequences, with massive siderite-limonite mineralization forming an integral part of the formation. Iron ore from the Buvac deposit is predominantly limonite-goethite with associated quartz, carbonates, and silicates of the illite type. The limonite-goethite mineralization was formed during the oxidization of the upper parts of the primary siderite bodies.
The ore body is asymmetrical, lens-shape and elongated in a northeast - southwest direction, dipping at about 8° toward the north-east from the surface to a depth of 210 meters. The deposit is approximately 1.5 kilometer long and 1.0 kilometer wide.
The ore is excavated from the Buvac deposit by traditional truck and shovel open pit mining methods. After a primary stage of crushing within the pit, the ore is transported to a processing plant via a conveyor. The processing plant on site performs crushing, screening, gravity separation, magnetic separation and filtration.
ACIS
Iron ore mining operations forming part of the ACIS segment include ArcelorMittal Kryvyi Rih open pit and underground mines in Ukraine, ArcelorMittal Temirtau Orken open pit and underground iron ore mines in Kazakhstan and Thabazimbi mine in South Africa.

113	Management report

Thabazimbi Mine
-24.62178, 27.36158
Vanderbijlpark Steel Plant
-26.65922, 27.81659
SOUTH AFRICA
CAPE TOWN
N
200 miles (approx)
Iron Ore Mine
including WGS84 coordinates
Steel Plant
including WGS84 coordinates

LOCATION MAPS - ACIS Mining Operations

	% of Ownership Interest	2021		2020		2019
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
ArcelorMittal Kryvyi Rih Open Pit	95.1
At 100% basis		25.7	11.0	24.9	10.7	23.6	9.8
At the ownership interest		24.4	10.5	23.7	10.1	22.4	9.4
ArcelorMittal Kryvyi Rih Underground	95.1
At 100% basis		0.7	0.7	0.6	0.6	0.9	0.9
At the ownership interest		0.7	0.7	0.6	0.6	0.9	0.9
ArcelorMittal Temirtau Open Pit (Lisakovsk, Kentobe and Atansore)	100.0
At 100% basis		3.6	1.8	3.3	2.0	3.2	1.9
ArcelorMittal Temirtau Underground (Atasu)	100.0
At 100% basis		1.8	1.5	1.8	1.3	1.7	0.9
ACIS at 100% basis		31.7	14.9	16.3	14.6	15.6	13.5
ACIS at the ownership interest		30.5	14.4	15.8	14.0	15.1	12.9
ArcelorMittal Kryvyi Rih
ArcelorMittal Kryvyi Rih ("AMKR") is a production stage iron ore mining complex located predominantly within the borders of the city of Kryvyi Rih, 150 kilometers southwest of Dnipro, Ukraine. The mine is 95.1% owned by ArcelorMittal and is integrated into the ArcelorMittal Kryvyi Rih steel business as a captive mine. ArcelorMittal acquired the operations in 2005.
AMKR operates two open pits over the Novokryvorizke (Mine 2 on the map) and Valyavkinske (Mine 3 on the map) deposits, and an underground mine at the high-grade iron ore deposit of Kirova. Operations began at the Kryvyi Rih open pit mines in 1959 and at the Kryvyi Rih underground mine in 1933.
AMKR's operations control all of the mineral rights and surface rights needed to mine and process its estimated iron ore reserves, holding mineral rights over 775 hectares and surface rights over 4,827 hectares to support its surface operations, and 57.9 hectares of mineral and 160 hectares of surface rights for the underground mine operation. The subsoil use permits for the surface pits have been renewed in 2021 for a further 20 years.

Management report	114
For the underground mine, mineral rights are due to expire in 2038, with the land lease agreements being valid until 2060 and 2061.
The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. The iron mineralization at Novokryvorizke and Valyavkinske deposits is hosted by early Proterozoic rocks containing multiple altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have a carbonate-silicate-magnetite composition. In addition, oxidized, iron-rich quartzite is mined simultaneously with primary ore and is stored separately for possible future processing. Only the magnetite mineralization is included in the 2021 open pit iron ore reserve estimates. The high-grade iron ore of the Kirova deposit is hosted by a ferruginous quartzite with martite and jaspilite.
Along with the two open pit sites and underground mine, AMKR operates a concentrating facility and a crushing facility to produce its final product. The iron ore extracted from the open pits is crushed at the mine site through primary crushing, loaded on a rail-loading facility and transported to the concentrator. The concentration facility includes crushing, grinding, classification, magnetic separation and filtering. The iron ore is extracted from the underground mine by a modified sub-level caving method and is crushed and screened at surface into lump and sinter ore, before being transported by rail to the steel plant. The ArcelorMittal Kryvyi Rih steel plant is the main consumer of the mine’s products. For a recent update on AMKR operations, see "Key transactions and events in 2021 — Recent developments”.
ArcelorMittal Temirtau Iron Ore Mining Assets
ArcelorMittal Temirtau has four iron ore mining operations in Kazakhstan, three open pit mines, Lisakovsk, Kentobe and Atansore, and one underground mine, Atasu. The mines are 100% owned by ArcelorMittal and integrated into and operated by ArcelorMittal Temirtau steel business as captive mines. Final iron ore products are transported to the ArcelorMittal Temirtau steel plant by railway.
ArcelorMittal Temirtau’s operations control or convey the legal right to extend all of the mineral rights and surface rights needed to mine and process its estimated iron ore reserves. Land leases are granted by the government of the Republic of Kazakhstan.
Lisakovsk
Lisakovsk (or Lisakovsky) is a production stage open pit mine located in northwest Kazakhstan, about 110 kilometers from the town of Kostanay and 1,100 kilometers from Temirtau. The mine was commissioned in 1969 and was acquired by ArcelorMittal in 2000.
The mine leases cover 2,706 hectares to support its operations, and mining rights are held for 893 hectares, covering the area which supports the mine’s planned life of mine production. The existing mining license was extended through a new subsoil use agreement granted in 2020 for 25 years and is due to expire in 2044.
The Lisakovsk deposit is located within the western side of the Turgai trough, in the Eltaisko-Kurzhunkul ore region. It was formed by sedimentation processes and the filling of the Lisakovskaya river valley. It is a shallow sheet-like deposit, elongated along strike for 100 kilometers with a width that varies from several hundred meters to 6 kilometers. The iron mineralization at Lisakovsk occurs as an oolite deposit containing mainly hydro-goethite and goethite. The deposit has relatively high phosphorous content which can limit its utilization in the steel-making process.
Ore is excavated at the mine by traditional truck and shovel methods before being transported by rail to the processing facility located at the site. Processing comprises crushing, screening, grinding, wet jigging, wet magnetic separation and filtration.
Kentobe
Kentobe is a production stage open pit mine located in the Karkaraly District of Karaganda Region, about 300 kilometers South-East of Temirtau. The mine was commissioned in 1983 and acquired by ArcelorMittal in 2002.
The mine currently holds surface rights covering 455 hectares in support of its total operations, including 280 hectares of land owned by the mine and approximately 175 hectares of land leased until 2026 and 2027. The mining rights are granted across the 209 hectares covering the area of the planned life of mine production. In 2017 the Kentobe mine signed an addendum with the Ministry of Industry and Infrastructural Development of the Republic of Kazakhstan for an extension of the existing subsoil agreement, which is now valid until the end of 2026.
The Kentobe deposit is an integral part of Kentobe-Togai ore field, located in the contact zone of the Topar and Kaldyrma complexes’ granitoids, in the north-eastern part of the Kent massif. The deposit is located within the eastern part of the Kentobe-Togai structure, associated with skarns and metasomatites, with intensive occurrences of dyke formations of different ages and ruptured faults. The mineralization at Kentobe is primarily magnetite, with a small component of oxidized ore within the upper horizons. The magnetite mineralization constitutes all the remaining estimated ore reserves of Kentobe mine.

115	Management report
Magnetite ore is excavated at the mine by conventional truck and shovel methods after drilling and blasting. Ore processing on the site includes crushing, screening, and dry magnetic separation to produce a coarse iron ore concentrate.
Atansore
Atansore is a production stage open pit mine located in the Enbekshelderskiy district of the Akmola region of Kazakhstan, 450 kilometers from the city of Temirtau and 60 kilometers to the south-east of the district center of Stepnyak. Mining of the deposit commenced in 1996 and it was subsequently acquired by ArcelorMittal in 2004.
The mine leases cover 562.4 hectares to support its total operations, with current mining rights for 108.1 hectares, covering the entire area of the mine’s planned life of mine production. The existing subsoil agreement is valid until the end of 2029.
The Atansore deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both oxidized martitic ore and magnetite ore. Magnetite ore is of primary interest and only a small portion of excavated martite ore is included in the mine's mineral reserves.
Ore is excavated at the mine by traditional truck and shovel methods. Ore is then processed by crushing and dry magnetic separation.
Atasu
Atasu is a production stage underground mine located in the Zhanaarkinskiy District territory, 5 kilometers from the town of Karazhal and about 400 kilometers south/southwest of Temirtau. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. The mine was acquired by ArcelorMittal in 2003.
The mine leases cover 457.9 hectares and 327 hectares of mineral rights to support its total operations, including the entire area of the mine’s planned life of mine production. The current mining lease was obtained in 2003 and the existing subsoil agreement is due to expire at the end of 2026.
The Atasu operations mine the West Karazhal deposit, which is a primary hematite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity.
Ore is currently mined from the +44m Level by the sub-level caving method, using portable drilling and blasting equipment, scraper winches during loading and underground electric locomotives for transportation. Excavated iron ore is treated at the processing plant by crushing, classification and wet jigging to produce lumps and fines iron ore products.
A project is currently underway to complete a detailed study for the development of the -10m level, which is anticipated to replace the current ore source once it is fully depleted.
South Africa
The Thabazimbi mine in the Limpopo Province of South Africa is an exploration stage captive mine of ArcelorMittal South Africa (AMSA) steel. AMSA took full ownership of the Thabazimbi operations from Kumba Iron Ore in November 2018.
Open pit operations at Thabazimbi ceased in 2016, and the mine is currently only engaged in the rehandling of iron ore from stockpiles of ROM material from historical production.
The Thabazimbi mine holds surface rights over 10,952.8 hectares and mineral rights over 8,662.3 hectares, valid until 2039.
In 2021, mining consultancy VBKOM was contracted to complete a pre-feasibility study and estimate the remaining in-situ mineral resources for Vanderbijl deposit, which are reported in this report. Further studies to define mineral reserves and life of mine are planned to commence in 2022.
The Vanderbijl iron ore deposit at Thabazimbi, for which the resources are estimated, is located on the northern margin of the Transvaal sub-basin. The Transvaal Supergroup was deposited in an open marine sedimentary basin developed on the Kaapvaal Craton within fluvial, deltaic to marine depositional environments. The iron ore deposits are developed at or close to the transitional contact zone of the combined footwall dolomites and upper transitional shale beds (including the overlying ≈15 m thick chert-rich shale layer) of the Malmani Subgroup and the overlying BIFs of the Penge Formation.

Management report	116
MINING
Iron ore mining operations forming part of the Mining segment include AMMC in Canada and AML in Liberia.

Iron Ore Mine
including WGS84 coordinates
Exploration Project
including WGS84 coordinates
Pellet Plant
including WGS84 coordinates
N
100 miles
(approx)
Mont Wright Mine
52.75801,
-67.31516
Fire Lake Mine
52.35514,
-67.36776
Mont Reed Exploration Project
52.0092,
-68.08964
Port Cartier Pellet Plant
50.03125,
-66.7996
CANADA

LOCATION MAP - AMMC

117	Management report
LOCATION MAP - AML

	% of Ownership Interest	2021		2020		2019
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
AMMC	85.0
At 100% basis		65.6	22.0	67.0	23.2	66.4	23.8
At ownership interest (85%)		55.8	18.7	56.9	19.7	56.4	20.2
AML	85.0
At 100% basis		4.6	4.2	5.3	5.1	4.2	4.4
At ownership interest (85%)		3.9	3.6	4.5	4.4	3.6	3.8
Mining segment at 100% basis		70.2	26.2	72.3	28.3	70.6	28.2
Mining segment at the ownership interest		59.7	22.3	61.4	24.1	60.0	24.0
AMMC
AMMC is structured in two partnerships ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P., which are both held at 85% by ArcelorMittal with a 15% non-controlling interest held by 9404-5515 Québec Inc., a consortium constituted, among others, of POSCO, a South Korean Steel Company and China Steel Corporation.
AMMC is a production stage property, including two deposits at Mont-Wright and Fire Lake, and another deposit at Mont-Reed.

Management report	118
The mines at Mont-Wright and Fire Lake are owned and operated by AMMC and are both open-pit producing mines, consolidated in one production schedule and Life of Mine supporting the AMMC property's disclosed mineral reserves. The deposit at Mont-Reed is currently in an exploration stage.
The Mont-Wright and Fire Lake deposits are located in Québec, Canada. Mont-Wright is located near Fermont, and Fire Lake is located 85 kilometers south-east of Fermont. The Mont-Reed deposit is located approximately 130 kilometers southwest of Mont-Wright. Along with the Mont-Wright and Fire Lake mines, AMMC operates an ore processing plant located on-site at Mont-Wright, as well as a pelletizing plant located at the Port-Cartier port.
Headquarters of the mines are based in Montreal. Fermont, the town site built to support the mining operations, is located 16 kilometers east of the Mont-Wright mining complex and is connected by Highway 389 to Baie-Comeau, which is 570 kilometers away. The Mont-Wright and Fire Lake mines are located approximately 400 kilometers north of the city of Port-Cartier and approximately 1,000 kilometers north-east of Montreal.
AMMC mining property comprises 33,071 hectares of mineral rights across six mining leases, five patented parcels and five-hundred and ninety-one map designated claims. Patented parcels have no expiration dates or lease fees whereas active leases are valid for a period of ten years. All current leases expire between 2025 and 2033 and can be renewed as needed, with reports on material moved disclosed to the government on a yearly basis.
The Mont-Wright, Fire Lake and Mont-Reed deposits are all Lake Superior–type banded iron formations, the metamorphic equivalent to other iron formations within the Labrador Trough iron district. While Mont-Wright and Fire Lake are hematite-rich deposits, Mont-Reed has a greater ratio of magnetite.
Mont-Wright and Fire Lake are surface pit producing mines, with the mining operations carried out in conventional large-scale open pits employing industry standard technology and equipment to mine ore with grades averaging approximately 29% Fe.
All mined ore from Mont-Wright and Fire Lake is processed at the Mont-Wright processing plant, with material from Fire Lake brought in by train. Feed ore material is fed through the crusher and concentrated in the processing plant in Mont-Wright using a gravity separation method. Concentrate is shipped to Port-Cartier, Québec, Canada, via private railroad, to the pelletizing facilities and port operations. The main products sold are concentrate and a variety of pellets.
AML
AML is a production stage property and has been mining ‘direct shipping ore ("DSO") from the Mt. Tokadeh and Mt. Gangra deposits in northern Nimba, Liberia, since 2011. ArcelorMittal’s ownership at AML is 85%, with the remaining 15% owned by the Liberian Government. The construction of the mine commenced in 1960 by a group of Swedish companies, which ultimately became the Liberian American-Swedish Minerals Company (“LAMCO”), and production commenced on the Nimba deposit in 1963. After LAMCO ceased production in 1992, AML signed a MDA in 2005 with the Liberian Government. In 2021, AML signed an amendment to the MDA with the Liberian Government, which is currently under the legislative ratification process.
Under MDA, AML is currently developing three deposits located approximately 300 kilometers northeast of Monrovia, Liberia. Three deposits within the MDA are grouped under the name “Western Range Project”, which includes the Mt. Tokadeh, Mt. Gangra and Mt Yuelliton deposits. The concession area granted to AML by the Liberian Government as per the MDA, with rights to explore or mine iron ore covers approximately 51,342 hectares. Within the concession area, AML has a Class A mining license for the Mt. Tokadeh, Mt. Gangra and Mt Yuelliton deposits. In addition to the rights to explore and mine iron ore, the Liberian Government has granted the right to develop, use, operate and maintain the Buchanan to Yekepa railroad and the Buchanan port, along with an area at Buchanan for township and industrial facilities for material handling and workshops.
The Nimba Itabirites is a 250 to 450-meter-thick recrystallized iron formation. Although the iron deposits at Mt. Tokadeh, Mt. Gangra and Mt Yuelliton fit the general definition of Itabirite as laminated metamorphosed oxide-facies iron formation, they are of lower iron grade than the ore previously mined at Mount Nimba. Tropical weather effects have caused the decomposition of the rock forming minerals resulting in enrichment in the iron content that is sufficient to support a DSO operation and accordingly, currently, only high grade ore reserves of oxidized iron ore are mined. This ore only requires crushing and screening to make it suitable for export. The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Mt. Tokadeh to the port of Buchanan The facilities at the port consist of tail pulley platforms, conveyor system, quayside including bays for iron ore storage, fuel quayside jetty, equipment workshop and the final product storage. The final product is supplied to ArcelorMittal's steel plants in Europe, with the balance of any product being shipped to the external European market
In 2013, AML had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes per annum of concentrate sinter fines capacity and associated infrastructure;

119	Management report
this project was then suspended due to the onset of Ebola in West Africa and the subsequent force majeure declaration by the onsite contracting companies. AML has now completed the revised feasibility study, which was updated in 2019-20 to apply best available technology and replace wet with dry stack tailings treatment. On September 10, 2021, the Liberian Government and ArcelorMittal signed an amendment to the MDA, which is currently under the legislative ratification process. The Phase 2 expansion includes the construction of a 15 million tonnes per annum concentrator plant project to treat oxidized and transitional ores to significantly ramp up production of premium iron ore. The concentrator phase, to be constructed in modules, will transition AML to a premium product category (high grade concentrate) asset while achieving a low FOB and CIF-China cost position (with the economies of scale projected to more than offset the cost of concentration). The expansion project - which encompasses processing, rail and port facilities - will be one of the largest mining projects in West Africa. The capital required to finalize the project is expected to be approximately $0.8 billion (currently under review given impacts of inflation and enlarged scope), as it is effectively a brownfield expansion given that 85% of the procurement has already been done (with the equipment on site) and 60% of the civil construction is complete. The expansion project includes the construction of a new concentration plant and the substantial expansion of mining operations, with the first concentrate expected in late 2023, ultimately ramping up to 15 million tonnes per annum. Under the agreement the Company has further expansion opportunities up to 30 million tonnes per annum. The revised feasibility study also contemplates a future change to the processing infrastructure to enable the production of high quality concentrate from the magnetite dominant fresh ores (Phase 3). Other users may be allowed to invest for additional rail capacity. See also “Introduction—Key transactions and events in 2021".

JOINT VENTURES AND ASSOCIATES
On December 11, 2019, ArcelorMittal acquired a 60% interest in the joint venture AMNS India, with the remaining 40% being held by NSC.

N
100 miles
(approx)
NEW DELHI
INDIA
Ghoraburhani-
Sagasahi Mine
21.93569, 85.28403
Thakurani Mine
22.11683, 85.43359
Hazira
Steel Plant
21.105610, 72.650498
Iron Ore
Mine
including WGS84
coordinates
Steel Plant
including WGS84
coordinates

LOCATION MAP - INDIA

Management report	120

	% of Ownership Interest	2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
AMNS India	60.0
At 100% basis		7.4	6.8	1.8	1.6
At ownership interest (60%)		4.5	4.1	1.1	1.0
Thakurani mine
AMNS India's Thakurani iron ore mine is a production stage open pit mine in the Odisha state of India. AMNS India holds surface and mineral rights over 228 hectares to support its Thakurani operations, located 320 kilometers to the north of the Odisha capital Bhubaneswar and 4 kilometers east of the town of Barbil.
The operation and mining rights to the Thakurani operations were obtained by AMNS India in February 2020 through the Indian Government Mining Block auction scheme. The Thakurani open pit mine has been operated since 1961 and has both mature mining pits and undeveloped resource areas. AMNS India commenced mining operations in mid-2020, following the demobilization of the previous claim holder, Kaypee Enterprises.
AMNS India has a permit in place for 5.5 million tonnes per annum of ore production, designated for internal consumption only. The ramp-up to a capacity of 5 million tonnes per annum was completed in 2021. The mining lease deed was executed on June 27, 2020 for a period of 50 years to June 26, 2070. Until June 27, 2021 all production from the mine had to be consumed by specified AMNS India end use plants, after which up to 25% of production may be sold to a third party. A submission approved by the Indian Bureau of Mines in late 2020 increases the permitted production rate to 7.99 million tonnes per year from 2023.
The Thakurani operations lie in the south eastern part of the Singhbhum-Keonjhar-Bonai iron ore belt, a narrow NNE-SSW directional trending folded syncline that runs through northern Odisha, India and southern Jharkhand, India. The Precambrian horseshoe shaped belt is a well-known iron ore province hosting many iron ore deposits. The enriched sequence is a traditional Banded Iron Formation that has been subject to significant weathering that has enriched the iron ore deposits. Ore is generally of the friable hematite type however more competent hematite ores and friable goethite ores are also present.
The current mining operation at Thakurani is being carried out by conventional mining methods using excavators and trucks for ore transportation to a mobile crushing facility. Ore from the Thakurani operation is crushed and screened on site before being transported by road to the Dabuna beneficiation plant located approximately 40 kilometers to the south. Beneficiated material is then transported by slurry pipeline to the pelletizing plant at Paradip, located on the coast at Bay of Bengal.
Ghoraburhani – Sagasahi mine
The Ghoraburhani – Sagasahi mine is an exploration stage open pit iron ore mine, located in the Sundargarh district of Odisha state of India. The operation and mining rights to the Ghoraburhani – Sagasahi operations were obtained through the AMNS India takeover of Essar Steel (“ESIL”) in December 2019. The mining lease deed was executed on March 26, 2021, for a period of 50 years and permits production of up to 7.16 million tonnes per annum of ore primarily for captive usage. AMNS India holds surface and mineral rights over 139 hectares at the Sagasahi mine.
The Ghoraburhani – Sagasahi operations lie in the south- western part of the Singhbhum-Keonjhar-Bonai iron ore belt. The enriched sequence is a traditional Banded Iron Formation that has been subject to significant weathering & deformation that has enriched the iron ore deposits. Ore is generally of lateritic iron ore/ hard laminated ore on the top followed by soft laminated ore and friable hematite with intercalations of friable shaly ore and limonitic ore are also present.
Ore mining commenced at the Ghoraburhani – Sagasahi mine in late 2021 by conventional mining methods, using excavators and trucks for ore transportation to a mobile screening & crushing facility. There are currently no processing facilities at the site. Mineral resources and mineral reserves have not been reported in 2021 due to ongoing exploration that is planned to be completed in 2022 prior to a full resource model update. Following this, a revised life of mine plan will be generated, forming the basis for mineral resources and mineral reserves expected to be reportable in the 2022 reporting cycle.

121	Management report
Baffinland
ArcelorMittal has a non-controlling interest at the associate Baffinland iron ore mine.
LOCATION MAP - BAFFINLAND

	% of Ownership Interest	2021		2020		2019 [1]
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
Baffinland	25.23
At 100% basis		6.3	5.5	7.8	6.0	6.0	5.6
At ownership interest (25.23%)		1.6	1.4	2.0	1.5	1.5	1.4
1.ArcelorMittal ownership interest for 2019 production was 25.70%
The Mary River mine is a production stage open pit high-grade iron ore mine. The mine is operated by Baffinland Iron Mines Corporation, a privately owned Canadian mining company.
The Mary River property is located within the Arctic Circle on north Baffin Island, in the Qikiqtani Region of Nunavut, Canada, approximately 1,000 kilometers (620 miles) northwest of Iqaluit, the capital of Nunavut. It comprises five high grade deposits and six prospects, which represent high grade examples of Algoma-type iron formation consisting of magnetite, hematite and specular hematite mineralization. The project began commercial production on Deposit No. 1 in 2014.

Management report	122
In March 2011, ArcelorMittal acquired 70% of the Mary River mine project, with Nunavut Iron Ore Inc. (“NIO”), an affiliate of The Energy and Minerals Group (“EMG”), owning the remaining 30%. In February 2013, ArcelorMittal and NIO entered into a joint arrangement and equalized their shareholdings at 50/50. Subsequently, following equity funding commitments and conversion of preferred shares into equity, both exercised by NIO only, ArcelorMittal’s share over time decreased to 25.70% as of December 31, 2019 and 25.23% as of December 31, 2020. In September 2020, the corporate structure was reorganized whereby NIO became the sole parent company of Baffinland, while ArcelorMittal together with EMG became shareholders of NIO. Following this reorganization, ArcelorMittal retained its participation in the project and as of December 31, 2021, holds a 25.23% interest in NIO.
Baffinland’s total mineral tenures (including leases, mineral claims and exploration rights) cover an area of approximately 408,205 hectares (1008,695 acres). Of this, approximately 14% is subject to mining leases (being leased claims under the Nunavut Mining Regulations), 74% is covered by mineral claims (being recorded claims under the Nunavut Mining Regulations) and the rest by exploration rights.
Baffinland has two main operating locations – the mine site at Mary River and Milne Port, located approximately 86 kilometers north-west of the mine site.The Mary River mine is self-sustaining and is equipped with an airstrip and aerodrome. It is a conventional open pit truck and shovel operation. Ore is delivered to crushers before the crushed product is transported via the 100 kilometer Tote road to Milne Port. Milne Port has been fully developed to accommodate a 5 million-tonne ore stockpile, an ore dock, maintenance facility, and associated infrastructure for the operation of the port facilities. Baffinland can only ship during the open water season (typically July to October), but may conduct haulage of ore to the port throughout the year.
In 2021, Baffinland operated within an approved Early Revenue Phase, which permitted up to 6.0 million tonnes per annum to be hauled to and shipped from Milne Port. The current permitting limit on trucking and shipping is 4.2 million tonnes per annum. However, as per previous years, Baffinland expects to obtain continued approval for an increase to 6 million tonnes per annum for 2022.
Baffinland has also approved the project involving the construction of a railway, to replace the existing truck-haul operation for transport of iron ore from Mary River to Milne Inlet, as well as expansion of mining, crushing and screening operations and port ship loading capacity (the "Rail Expansion"), which is critical for Baffinland's future. Approximately $1,385 million of capital expenditures were budgeted for this project, to be funded with operating cash flows, additional equity and new debt.
Coal Operations
ArcelorMittal Temirtau has eight underground coal mines located in and around Karaganda in Kazakhstan: Kostenko, Kuzembaeva, Saranskaya, Abayskaya, Kazakhstanskaya, Lenina, Shakhtinskaya and Tentekskaya.

123	Management report
LOCATION MAP - ArcelorMittal Temirtau Coal

	% of Ownership Interest	2021		2020		2019
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
Karaganda - Kazakhstan	100.0	8.3	3.3	9.5	3.6	9.6	3.5
ArcelorMittal Temirtau (Karaganda– Kazakhstan– Kazakhstan Coal Mines)
All eight coal mines are production stage underground mines and are captive to the Temirtau steel operations, since entering the structure of Ispat-Karmet JSC, Coal Division (now ArcelorMittal Temirtau JSC, Coal Division) in 1996. All of the mines are operated by ArcelorMittal Temirtau JSC, Coal Division.
The mines are located 5 to 30 kilometers to the west from the city of Karaganda, in an area with well-developed infrastructure around the capital of the Karaganda region of the Republic of Kazakhstan.
The subsoil use contract and license for all coal mines in Karaganda is under a renewal process with the Government of Kazakhstan and expected to be completed in the second quarter of 2022 and the license will be issued with a validity period of 20 years. The total area under mineral rights is 28,638 hectares after a small portion of land was returned to the State.
Land tenures of the Karaganda coal mines cover 13,349 hectares.
The coal mines of ArcelorMittal Temirtau are located in the Karaganda Coal Basin. The basin is more than 3,000 square kilometers and was formed by strata of Upper Devonian and Carbonic ages, Mesozoic and Cainozoic formations. Due to structural peculiarities, the coal basin is divided into three geology-based mining areas: ArcelorMittal Temirtau's coal mining operations are performed in the three distinct mining areas: Karagandinskiy (Kostenko, Kuzembayeva, and Saranskaya mines), Sherubay-Nurinskiy (Abayskaya and Shakhtinskaya mines) and Tentekskiy (Kazakhstanskaya, Lenina, and Tentekskaya mines).
The Kostenko mine occupies the central part of the industrial district of the Karagandinskiy area. In the west and north-west it borders with the closed Gorbacheva and Severnaya mines.

Management report	124
The Saranskaya and Kuzembayeva mines operate in the Saran district of the Karagandinskiy area.
The Abayskaya and Shakhtinskaya mines operate in the territory of the Sherubay-Nurinskiy area located in in the southern part of the north-east limb of the Sherubay-Nurinskiy syncline (Brachy syncline).
The Lenina, Kazakhstanskaya, and Tentekskaya mines operate in the territory of Tentekskiy area. Tentekskaya is in the north-west part of the Sherubay-Nurinskiy syncline.
In all mines, coal mining is carried out by longwall and development production faces. The produced coal is transported via belt infrastructure and skip shafts to the surface. From there, ROM coal is dispatched via a rail network to coal preparation plants (Vostochnaya and Temirtau) for processing.
For beneficiation of the coal, two washeries are operated. All mines are connected to the main railway, and coal is transported by railway to the coal wash plants. Surplus coal concentrate, when available, is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China. Additionally, low quality coking coal is provided to a power plant which supplies power and heated water to Temirtau city and the ArcelorMittal Temirtau steel plant.
Estimates of Iron Ore and Coal Mineral Reserves and Mineral Resources
In October 2018, the Securities and Exchange Commission (“SEC”) adopted amendments to its current disclosure rules to modernize the mineral property disclosure requirements for mining registrants. The amendments include the adoption of Regulation S-K, Subpart 1300 (“S-K 1300”), which now governs disclosure for mining registrants. S-K 1300 replaces the historical property disclosure requirements for mining registrants that were included in the SEC Industry Guide 7. The 2021 estimates of mineral reserve and mineral resource have been prepared in accordance with S-K 1300 and also with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Best Practice Guidelines and Standards.
For the meanings of certain technical terms used in this annual report, see “Glossary.”
The estimates of mineral resources and mineral reserves at the Company’s mines and projects and the estimates of the mine life included in this report have been prepared by qualified persons, in accordance with the guidelines for mining property disclosure requirements provided in S-K 1300. Qualified persons are either third parties or employees of a third party that is not affiliated with ArcelorMittal, or are employees of ArcelorMittal, with no direct or indirect economic interest in ArcelorMittal or its shares. No qualified persons have been employed on a contingent basis. For additional information about the qualified persons identified below, please see the exhibits to this annual report.
Only measured and indicated mineral resources, where the level of geological certainty associated was sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit, were converted to proven or probable mineral reserves for each of the mineral properties under the summary disclosure.
The 2021 mineral resource and mineral reserve estimates at the AMMC mining property have respectively been prepared by qualified persons who are employees of ArcelorMittal.
The 2021 mineral resource and reserve estimates for the Las Truchas and San José mines (consolidated as Mexico, excluding Peña Colorada in the tables below) were prepared by qualified persons of Gustavson Associates, a subsidiary of WSP. Peña Colorada contracted SLR Consulting (Canada) Ltd. to provide the 2021 mineral resource and reserve estimates for the Peña Colorada mine.
The 2021 mineral resource and reserve estimates for the Andrade and Serra Azul mines (consolidated as Brazil in the tables below) were prepared by qualified persons of the Grupo GE21, with the support of the ArcelorMittal Brazil local team.
The mineral resource and reserve estimates for the ArcelorMittal Kryvyi Rih open pit and underground operations as of December 31, 2021 were prepared by KAI Ltd. Measured Group Pty Ltd was contracted in 2021 to prepare the mineral resource and reserve estimates for the ArcelorMittal Temirtau iron ore surface mines (consolidated as Kazakhstan Open Pit in the tables below) and underground mine (Kazakhstan Underground in the tables below).
The 2021 mineral resource and reserve estimates for the Thakurani Iron Ore Mine (India in the tables below) 2021 were prepared by a qualified person of BMRC Geomining Solutions LLP. Additionally, an estimate of mineral resources and reserves of the exploration stage Ghoraburhani – Sagasahi mine is planned to be done in 2022, following the ongoing additional exploration works at the site. It is anticipated that Ghoraburhani – Sagasahi mineral reserves and mineral resources will be reported from 2022 onwards.
AML's 2021 mineral resources and mineral reserves were estimated by qualified persons who are employees of ArcelorMittal. In 2021, a qualified person of VBKOM (Pty) Ltd prepared a pre-feasibility study and estimated the mineral resources for the Vanderbijl pit at Thabazimbi (South Africa in tables below). Estimates of mineral reserves are not reported in 2021 for ArcelorMittal South Africa iron ore operation

125	Management report
Thabazimbi. Mineral resources and mineral reserves as of December 31, 2021 for ArcelorMittal Prijedor (Bosnia in the tables below) were prepared by an independent qualified person. The mineral resources and reserves for the Mary River Mine (Baffinland in the tables below) as of December 31, 2021 were estimated by SLR International Corporation.
ArcelorMittal Temirtau's mineral resources for the eight coal mines (Kazakhstan-Karaganda in tables below) as of December 31, 2021 were estimated by qualified persons of Golder, a member of WSP, and Dargo Associates Ltd. Mineral reserves for coal mines Kuzembaeva, Saranskaya, Kazakhstanskaya, Lenina, Shakhtinskaya and Tentekskaya.as of December 31, 2021 were estimated by qualified persons of Golder and Dargo Associates Ltd, and mineral reserves for Kostenko and Abayskaya have been estimated by a qualified person who is an employee of ArcelorMittal. In 2021 coal mineral reserves increased based on a new life of mine plan developed for 20 years, based on new modeling and metallurgical quality testwork, resulting also in a significant net increase of the mineral resources of coal at ArcelorMittal Temirtau coal mines.
The point of reference of reporting all of ArcelorMittal's mineral resources and reserves in the tables below is the point of delivery of the ROM material to the processing plant and all material is reported on a wet basis.The effective date for reporting of all mineral resources and reserves is December 31, 2021.
For each of the mining operations under the summary disclosure, economic viability of the declared mineral reserves has been determined by the qualified persons using a discounted cash flow analysis, demonstrating that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The estimated mine life reported in this table corresponds to the duration of the production schedule of each operation based on the 2021 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2021 production. Mine life of each operation is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from mineral reserve estimates only. The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis, considering the entire value chain. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. The Company’s reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Introduction—Risk factors—Risks related to ArcelorMittal’s Mining Activities".
The reported iron ore and coal reserves contained in this report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2021. The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices, adjusted for local market conditions, freight, inland logistics costs, and final product value in use premiums/penalties, and operating and sustaining capital costs. The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations. Such sustainability in turn depends on expected future operating and capital costs. Estimates of reserves and resources can vary from year to year due to the revision of mine plans in response to market and operational conditions, in particular market price. See “Introduction—Risk factors—Risks related to ArcelorMittal’s Mining Activities—ArcelorMittal’s reserve and resource estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.”
To ensure that mineral resource estimates for all mines satisfy the requirements for reasonable prospects for economic extraction ("RPEE") requirement, reasonable technical and economic factors were considered by qualified persons in the process of derivation of the ultimate mineral resource pit shells or underground constraining wireframes and other spatial controls used to constrain the mineralization. Factors used are current, considered to be reasonably developed, and are based on generally accepted industry practice and experience.
Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis. Metallurgical recoveries are accounted for in the concentrate tonnes calculation based on historical processing data and are variable as a function of head grade.
ArcelorMittal owns less than 100% of certain mining operations; mineral reserve and mineral resource estimates have been adjusted to reflect ownership interests and therefore reflect the portion of total estimated mineral reserves and resources of each mine attributable to ArcelorMittal as per the Company’s ownership interest in each mine at December 31, 2021.

Management report	126
The classification of the iron ore and coal reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.
The following table summarizes ArcelorMittal’s mineral reserves as of the end of the fiscal year ended December 31, 2021 in the aggregate, and by commodity and country and for each property containing 10% of more of ArcelorMittal’s combined mineral reserves. Mineral reserve quantities are rounded to million tonnes.Unless indicated otherwise below, for the purpose of determining iron ore mineral reserves, ArcelorMittal has used long term iron ore reference price of $60 per tonne for 62% Fe fines, based on supply / demand fundamentals and industry cost curve adjusted upwards or downwards for mine specific factors and further adjusted for grade, logistics, and other adjustments.

127	Management report

Iron Ore	% of Ownership Interest[15]	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
		Millions of Tonnes	% Fe 1	Millions of Tonnes	% Fe 1	Millions of Tonnes	% Fe 1
Canada		1,806	30.8	209	32.6	2,015	31.0
AMMC[2]	85.0	1,736	29.4	188	29.0	1,924	29.3
Baffinland[3]	25.2	70	65.2	21	65.1	91	65.1
Mexico		64	24.9	174	26.6	238	26.2
Mexico (Excluding Peña Colorada)[4]	100.0	12	36.3	101	30.5	113	31.1
Peña Colorada - Mexico[5]	50.0	52	22.3	73	21.2	125	21.7
Brazil[6]	100.0	54	53.7	351	35.1	405	37.7
Bosnia[7]	51.0	2	49.0	2	46.0	4	47.6
Ukraine		81	35.0	466	34.2	547	34.4
Ukraine Open Pit[8]	95.1	76	33.7	453	33.7	529	33.7
Ukraine Underground[9]	95.1	5	54.4	13	54.6	18	54.6
Kazakhstan		—	—	112	40.9	112	40.9
Kazakhstan Open Pit[10]	100.0	—	—	110	41.0	110	41.0
Kazakhstan Underground[11]	100.0	—	—	2	37.3	2	37.3
Liberia[12]	85.0	7	52.9	568	43.3	575	43.4
India[13]	60.0	—	—	46	61.1	46	61.1
Total Iron Ore		2,014	31.5	1,928	37.3	3,942	34.3

	% of Ownership Interest	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
Coal		Millions of Tonnes	% Ash	Millions of Tonnes	% Ash	Millions of Tonnes	% Ash
Kazakhstan - Karaganda[14]
Saranskaya	100.0	29	33.9	9	29.6	38	32.9
Kuzembaeva	100.0	14	36.2	5	34.7	19	35.8
Kazakhstanskaya	100.0	32	39.7	4	42.5	36	40.0
Lenina	100.0	17	35.2	4	34.5	21	35.1
Shakhtinskaya	100.0	18	47.8	6	42.1	24	46.4
Tentekskaya	100.0	19	37.3	1	33.2	20	37.1
Kostenko	100.0	1	39.0	37	38.0	38	38.0
Abayskaya	100.0	2	43.5	12	38.7	14	39.4
Total Coal		132	38.3	78	37.2	210	37.9
1.Unless stated otherwise, % Fe represents total Fe content for all sites except Peña Colorada where it represents magnetic Fe content only.
2.Mineral reserves for AMMC are estimated at a cut-off grade of 15% and a mass recovery of 34.9%, for a life of mine of 31 years.
3.Mineral reserves for Baffinland are estimated at a cut-off grade of 55% and a mass recovery of 100%, for a life of mine of 22 years.
4.Mineral reserves for Las Truchas are estimated at a cut-off grade of 10% Fe magnetic, and reserves for San José are reported at a cut-off grade of 27% Fe. The Fe recovery of Fe magnetic is 90% is considered in Las Truchas, and at San José Fe recovery considered is 75%. Life of mine of Las Truchas is 15 years and San José has a life of mine of 3 years.
5.Mineral reserves for Peña Colorada are estimated at the cut-off grade of 15% Fe magnetic. Fe recovery at the mineral reserve average head grade is 78.2%, for the life of mine of 17 years.
6.Mineral reserves for Serra Azul are estimated at 40% Fe cut-off grade and a mass recovery of 52.8% for friable material, and 29% Fe cut-off grade and a mass recovery varying from 33% to 45% for compact material, for a life of mine of 35 years. Mineral reserves for Andrade are reported at a cut-off grade of 20% Fe and 81.3% mass recovery at average, for a life of mine of 41 years.

Management report	128
7.Mineral reserve for ArcelorMittal Prijedor is estimated based on a price of $24 per tonne of product calculated based on assumptions of a non-marketable material supplied to its integrated steel plant, at 32% Fe cut-off grade and mass recovery of 75%, for the life of mine of 4 years.
8.Mineral reserve for Ukraine Open Pit is estimated at an average Fe recovery of 65.3%. Cut-off grade applied at Novokryvorizke deposit is 12% Fe, and at Valyavkinske deposit 16% Fe. Life of mine considered for the two pits combined is 24 years.
9.Mineral reserve for Ukraine Underground mine is estimated based on a price of $39.3 per tonne of product calculated based on assumptions of a non-marketable material supplied to its integrated steel plant,at cut-off grade of 48% Fe and a mass recovery of 100%, for a life of mine of 23 years.
10.Mineral reserves for Kazakhstan Open Pit mines are estimated using a price averaging $20 per tonne of products calculated based on assumptions of a non-marketable material supplied to its integrated steel plant. Atansore mineral reserves are reported at a 20% Fe cut-off grade and a mass recovery of 53.9%, for a life of mine of 6 years. Mineral reserves for Kentobe are reported at a 20% Fe cut-off grade and a mass recovery of 86.7%, for a life of mine of 16 years, and mineral reserves for Lisakovsk are reported at a 30% Fe cut-off grade and a mass recovery of 48.3%, for a life of mine of 48 years.
11.Mineral reserve for Kazakhstan Underground mine Atasu is estimated based on a price of $32 per tonne of products calculated based on assumptions of a non-marketable material supplied to its integrated steel plants, a 35% Fe cut-off grade and a mass recovery of 40.4%, for a one-year life of mine.
12.Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mineral reserves are estimated at a cut-off grade of 40% Fe and a mass recovery of 58.9% for the oxide and transitional material, and a 30% Fe cut-off grade and a mass recovery of 44.8% for the fresh material, for a life of mine of 30 years.
13.Mineral reserves for Thakurani are estimated at 55% Fe cut-off grade and a mass recovery of 98%, for the life of mine of 11 years.
14.Mineral reserves of coal for all Kazakhstan-Karaganda mines are estimated based on a price of $128 per tonne of clean coal, and a minimum coal yield of 25.2% for the life of mine of 20 years. The ash cut-off grade applied at the Kazakhstanskaya, Lenina, Shakhtinskaya and Tentekskaya mines is 57% Ash with yield of 48.42% at average and the cut-off grade applied at the Saranskaya, Kuzembaeva, Kostenko and Abayskaya mines is 46% Ash and yield of 36.7% at average. The minimum seam thickness cut-off used for all mines is 0.70 m.
15.As per S-K 1300, reported mineral reserves as of December 31, 2021 reflect ArcelorMittal's ownership interest at each individual business unit. Note that 2020 mineral reserves were reported on a 100% basis.

The following table summarizes ArcelorMittal’s mineral resources as of the end of the fiscal year ended December 31, 2021 in the aggregate, and by commodity and country and for each property containing 10% or more of ArcelorMittal’s combined measured and indicated mineral resources. Mineral resource quantities are rounded to million tonnes. The reported mineral resources reflect ArcelorMittal's ownership interest at each individual business unit and are reported, exclusive of mineral reserves, on a wet basis. Mineral resource quantities are rounded to million tonnes. Unless indicated otherwise below, iron ore mineral resources are estimated based on the same long-term iron ore price forecast used for reserves, adjusted based on the applicable revenue factor and adjusted upwards or downwards for mine specific factors and further adjusted for grade, logistics and other adjustments.

129	Management report

Iron Ore	% of Ownership Interest[16]	Measured Mineral Resources		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
		Millions of Tonnes	% Fe [1]	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1
Canada		1,563	28.3	1,684	30.0	3,247	29.2	1,704	32.0
AMMC[2]	85.0	1,563	28.3	1,668	29.7	3,231	29.0	1,551	28.8
Baffinland[3]	25.2	—	—	16	65.4	16	65.4	153	65.2
Mexico		35	28.8	86	31.6	121	30.8	31	35.4
Mexico (Excluding Peña Colorada)[4]	100.0	15	34.4	64	34.6	79	34.6	31	35.4
Peña Colorada - Mexico[5]	50.0	20	24.6	22	22.7	42	23.6	—	—
Brazil[6]	100.0	173	48.3	112	44.9	285	47.0	102	37.1
Bosnia[7]	51.0	—	31.2	—	—	—	31.2	—	40.5
Ukraine		76	33.5	419	34.2	495	34.1	42	52.8
Ukraine Open Pit[8]	95.1	73	32.5	401	33.3	474	33.2	6	36.7
Ukraine Underground[9]	95.1	3	56.0	18	55.6	21	55.6	36	55.5
Kazakhstan		676	35.7	57	44.9	733	36.5	11	48.0
Kazakhstan Open Pit[10]	100.0	666	35.5	38	41.4	704	35.8	2	37.1
Lisakovsk		655	35.3	19	33.6	674	35.3	—	32.3
Kazakhstan Underground[11]	100.0	10	52.3	19	52.0	29	52.1	9	50.4
South Africa[12]	100.0	—	—	38	54.4	38	54.4	43	48.0
Liberia[13]	85.0	—	—	1,036	37.9	1,036	37.9	952	39.5
India[14]	60.0	—	—	44	57.7	44	57.7	—	—
Total Iron Ore		2,523	31.8	3,476	34.3	5,999	33.2	2,885	35.3

	% of Ownership Interest	Measured Mineral Resources		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
Coal		Millions of Tonnes	% Ash	Millions of Tonnes	% Ash	Millions of Tonnes	% Ash	Millions of Tonnes	% Ash
Kazakhstan - Karaganda[15]
Saranskaya	100.0	376	26.5	137	26.9	513	26.6	44	28.9
Kuzembaeva	100.0	316	27.0	196	29.0	512	27.8	83	31.0
Kazakhstanskaya	100.0	211	22.7	97	23.8	308	23.0	29	25.4
Lenina	100.0	155	22.3	56	23.8	211	22.7	22	25.2
Shakhtinskaya	100.0	15	21.0	36	19.5	51	19.9	34	19.1
Tentekskaya	100.0	188	20.3	74	21.8	262	20.7	16	24.4
Kostenko	100.0	379	26.8	285	26.8	664	27	75	26.1
Abayskaya	100.0	120	26.0	101	25.9	221	26	1	26.3
Total Coal		1,760	25.1	982	26.0	2,742	25.4	304	26.8
1.Unless stated otherwise, % Fe represents total Fe content for all sites except Peña Colorada where it represents magnetic Fe content only.
2.Mineral resources for AMMC are estimated at a cut-off grade applied for all deposits is 15% Fe with a mass recovery of 34.9%
3.Mineral resources for Baffinland are estimated at the cut-off grade of 55% and a mass recovery of 100%.
4.Mineral resources for Last Truchas are reported at a cutoff grade of 10% Fe magnetic and Fe recovery of 90%, and mineral resources for San José are reported at a cutoff grade of 27% Fe and Fe recovery of 75%.
5.Mineral resources for Peña Colorada are estimated at the cut-off grade of 10% Fe magnetic. Fe recovery at the mineral resource average head grade is 78.7%.

Management report	130
6.Mineral resources for Serra Azul are estimated at 40% Fe cut-off grade and a mass recovery of 52.8% for friable material, and 29% Fe cut-off grade and a mass recovery varying from 33% to 45% for compact material. Mineral resources for Andrade are reported at a cutoff grade of 20% Fe and variable a mass recovery of 70.6% at average.
7.Mineral resources for ArcelorMittal Prijedor are estimated based on a price of $24 per tonne of concentrate, calculated based on assumptions of a non-marketable material supplied to its integrated steel plant, at 30% Fe cut-off grade and mass recovery of 75%.
8.Mineral resources for Ukraine Open Pit are estimated at a cut-off grade applied at Novokryvorizke deposit is 12% Fe, and at Valyavkinske deposit 16% Fe.
9.Mineral resources for Ukraine Underground mine are estimated based on a price of $39.3 per tonne of product and a revenue factor of 1.5, at a cut-off grade of 48% Fe and a mass recovery of 100%.
10.Mineral resources for Kazakhstan Open Pit mines are estimated based on a price averaging $20 per tonne of products with a 1.5 revenue factor applied, calculated based on assumptions of a non-marketable material supplied to its integrated steel plant. Atansore mineral resources are reported at a 20% Fe cut-off grade and a mass recovery of 53.9%, Kentobe are reported at a 20% Fe cut-off grade and a mass recovery of 86.7%, and Lisakovsk are reported at a 30% Fe cut-off grade and a mass recovery of 48.3%.
11.Mineral resources for Atasu are estimated based on a price of $24.7 per tonne of concentrate with a 1.5 revenue factor applied calculated based on assumptions of a non-marketable material supplied to its integrated steel plant, at 40% Fe cut-off grade and a mass recovery of 60%.
12.Mineral resources for Thabazimbi are estimated at a 40% Fe cut-off grade and metallurgical recovery of 60%.
13.Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mineral resource are estimated at a cut-off grade of 40% Fe and mass recovery of 58.9% for the oxide and transitional material and 30% Fe cut-off grade and mass recovery of 44.8% for the fresh material.
14.Mineral resources for Thakurani are estimated at a 45% Fe cut-off grade and a mass recovery of 98%.
15.Mineral resources of coal for the Kazakhstanskaya, Lenina, Shakhtinskaya, Tentekskaya, Saranskaya, Kuzembaeva, Kostenko and Abayskaya mines are estimated by applying an ash cut-off grade of 40% Ash, a coal seam dip of less than 30°, and a minimum coal seam thickness of 0.70 m. limited to coal that after the application of modifying factors, could meet the mineral reserves maximum raw ash and yield, with a coking coal sale price of US$ 128.00 per tonne, equating to a minimum coal yield of 25.2%.
16.As per S-K 1300, reported mineral resources as of December 31, 2021 reflect ArcelorMittal's ownership interest at each individual business unit. Note that 2020 mineral resources were reported outside the United States on a 100% basis.

Cautionary note concerning mineral reserve and mineral resource estimates: With regards to ArcelorMittal’s reported resources, investors are cautioned not to assume that any or all of ArcelorMittal’s mineral deposits that constitute either ‘measured mineral resources’, ‘indicated mineral resources’ or ‘inferred mineral resources’ (estimated in accordance with S-K 1300, which is consistent with the CIM (2014) definitions) will ever be converted into mineral reserves. There is a reasonable level of uncertainty as to the existence of ‘inferred mineral resources’ and their economic and legal feasibility, and it should not be assumed that any or all of an ‘inferred mineral resource’ will ever be upgraded to a higher category.
Internal Controls
ArcelorMittal mining and exploration properties employ robust quality control and quality assurance processes and procedures to ensure the validity of data utilized in the estimation of mineral resources and mineral reserves.
ArcelorMittal has developed an Orebody Knowledge and Management Framework, comprising a comprehensive set of internal guidelines and management standards that govern the resource and mining activities conducted at its properties. The framework and its associated documents describe the systems and processes to be developed and implemented at ArcelorMittal properties to effectively manage activities and data for the estimation and mining of its mineral resources and reserves. This framework and its associated documents are compiled and managed by a centralized corporate team of experienced and qualified technical experts and is reviewed and updated on a regular basis.
Databases are compiled and managed by experienced personnel engaged directly by the operating entities and business units, following documented procedures. Sample data derived from activities such as, but not limited to, exploration drilling and field sampling, is subject to thorough sample security and integrity protocols, field and laboratory quality assurance and quality control processes, and data validation procedures.
Field quality control processes and procedures will vary based on the specific nature of the drilling or sampling program, but will nominally include the use of duplicate samples, blank control samples and certified reference materials. Samples processed and analyzed at internal and external laboratories are subject to additional laboratory quality control processes including, but not limited to, duplicate samples and certified reference materials. Data verification workflows are employed for each program to ensure the quality and integrity of all data incorporated into the databases.
Historical data is subject to rigorous verification processes prior to inclusion in resource estimation databases. These procedures can include, but are not limited to, external database validation by independent parties, internal database audits, and spatial and statistical analyses. Where historical data cannot be verified to the satisfaction of the relevant qualified person, it is excluded from the databases used in the estimation processes.

131	Management report
Where applicable, all mineral resource and mineral reserve estimates are reconciled against mine production data and operational results. Geological interpretations and estimation parameters are updated, and modifying factors, cost and price assumptions validated and adjusted.
There are inherent risks associated with all mineral resource and mineral reserve estimations see "Introduction—Risk Factors—Risks associated with ArcelorMittal's Mining Activities".

Management report	132
Operating and financial review
Key factors affecting results of operations
Overview
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
The COVID-19 pandemic had a significant impact on ArcelorMittal’s results in 2020. In the European Union (“EU”), the impact of widespread national lockdowns during March, April and into May had a significant negative effect on output across the major steel consuming industries. Manufacturing declined sharply, with almost all automotive plants closed during the early part of the lockdown with production down over 60% year-on-year during the second quarter. Industrial activity recovered sharply from April lows, and steel demand also recovered strongly through the second half of 2020, with consumption estimated to have declined by just over 10% year-on-year in 2020. While demand did not fall as low as seen in 2009 as inventory levels were much leaner than prior to the global financial crisis, demand declined to levels not seen since the Eurozone debt crisis in 2012, with a significant impact on profitability in 2020 from the Company’s largest market (Europe). Underlying steel demand in the United States was similarly impacted by the fall-out from the COVID-19 pandemic, with manufacturing output down over 15% year-on-year in the second quarter of 2020, especially light vehicle (-61% year-on-year) and machinery output (-19%). While construction was less affected, remaining close to 2019 levels, energy markets remained subdued and overall steel consumption is estimated to have declined by 18% in 2020, negatively impacting the Company’s deliveries and profitability.
The sharp global recession in 2020 significantly reduced global demand for steel but the impact on demand was not prolonged, with output in developed markets rebounding strongly during the second half of 2020. Indeed, output of key steel consuming sectors in the U.S. was almost back to pre-pandemic levels by December 2020. As expected, the impact of restrictions on physical interaction, implemented in various regions at times through 2021, due to high rates of COVID-19 infections, predominantly impacted services. However, the rebound in manufacturing in developed markets was held back by a lack of available parts due to global supply chain issues. While the Company believes that these issues will be resolved in 2022, and that the need to rebuild inventories of finished goods will support real demand, there remains a risk that supply chain issues will take longer than expected to ease or will recur. This is especially true if China increases its use of localized lockdowns, negatively impacting exports of needed parts and global supply chains. The scarcity of semi-conductors had a significant impact on auto production in 2021, and while availability has begun to improve, the situation highlights the tightness of supply chains globally. While it appears that the combination of high vaccination and booster rates and lower severity of Omicron variant means it is unlikely that countries will again implement significant restrictions, there is still a risk of renewed restrictions or lockdowns, if more transmissible variants spread globally.
Historically, the demand dynamics in China have also substantially affected the global steel business, mainly due to the significant changes in net steel exports. Despite the pandemic impacting China significantly in February and March 2020, increased government use of special local and sovereign bonds to fund increased investment, mainly in infrastructure projects, supported a robust recovery in steel consumption. Manufacturing output also rebounded strongly, helped by robust demand globally for Chinese products and was back to a trend growth early into the second half of 2020. While Chinese steel demand surprised on the upside in 2020, growing around 9% year-on-year, policy support was quickly removed and steel demand weakened sharply in 2021, declining year-on-year in the second half of the year. The Company had expected Chinese steel demand to decline in the medium-term, as infrastructure spending has been front-loaded and real estate demand was expected to weaken structurally due to lower levels of rural-urban migration. If this did not coincide with the renewed capacity closures, this would have been expected to have a negative impact on steel prices and spreads.
As real estate accounts for approximately 25% of the Chinese GDP (including indirect linkages to sectors such as steel, cement, glass, and metal products production), the weakness of the real estate sector has led the government to implement measures to soften the decline in real estate and stabilize GDP growth in 2021. However, the risk of a more serious decline remains, as seen in the U.S. (2006 to 2009) and Spain (2007 to 2010) where residential investment declined by around 50% peak to trough. Such a decline would have a significant negative impact on the Chinese economy and steel consumption, and likely lead to rising steel exports from China. See “Risk Factors—Risks related to the global economy and mining and steel industry—Excess capacity and oversupply in the steel industry

133	Management report
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
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced in recent years by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2015 and 2019 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example throughout 2019 as well as the fourth quarters of 2015, 2016 and 2018. In early 2020, steel spreads improved from the weak levels during the second half of 2019 but the negative impact of the pandemic on steel demand in the second quarter of 2020 led to lower spreads as steel prices declined, while raw material costs, especially iron ore, remained broadly stable underpinned by the strong rebound in Chinese demand. In the fourth quarter of 2020 and through the first half of 2021, global steel prices surged toward historical highs in many markets, due in part to increased demand and a slower increase in supply, resulting in increased steel spreads and higher profitability. During the second half of 2021, despite strong underlying demand, a lack of inputs (e.g. semiconductors) caused real steel demand to stagnate while steel supply continued to increase. This led steel prices to decline, faster than any decline in raw material costs leading to spread compression, and will lead to a lower profitability once these lower priced steel orders are delivered. However, this will be partially offset by an increase in the average price of annual automotive contracts in 2022 over 2021.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. The disaster at Vale’s Brumadinho dam at the end of January 2019, coupled with strong steel production in China during the first half of 2019, pushed the price up to highs above $120 per tonne ("/t") in July 2019. Vale brought back 35 million tonnes of supply by the end of 2019, allowing the price to decline to an average of $92/t in December 2019 as supply better matched levels of demand. Despite the significant hit to Chinese downstream steel consumption in February and March 2020, iron ore prices fell only mildly to an average of $87/t in February 2020 and remained relatively stable through March and April 2020. However, the strong recovery of Chinese steel consumption, and the beginnings of a rebound in demand in developed markets, coupled with some supply issues saw prices rebound to over $100/t by June 2020. As world ex-China demand and production rebounded during the second half of 2020, alongside continued strong steel production in China, iron ore prices continued to climb, rising to an average of $134/t in the fourth quarter of 2020 and ending 2020 at over $160/t. Robust recovery of steel demand and production continued in the first quarter of 2021 with iron ore prices rising further to an average of $167/t. In the second quarter of 2021, the seaborne iron ore price jumped to over $200/t as rising steel production in China coincided with tight supply, significantly increasing the

Management report	134
profitability of ArcelorMittal’s mining operations. Since mid-2021, iron ore prices have fallen back to an average of $111/t in the fourth quarter of 2021 and falling to below $90/t during November 2021 as Chinese crude steel production declined. A significant further decrease in iron ore prices, which may occur, for example, if Chinese demand weakens sharply, would negatively impact ArcelorMittal’s revenues and profitability. See “Introduction—Risk factors—Risks related to the global economy and the mining and steel industry—Protracted low steel and iron ore prices would have an adverse effect on ArcelorMittal’s results of operations.”
Economic environment
The COVID-19 pandemic caused a collapse in global activity, with the global economy contracting by 3.5% in 2020, the largest decline since the global financial crisis (“GFC”) in 2008/09. While the initial impact of the pandemic on the global economy during the first half of 2020 was much sharper than during GFC, the immediate recovery throughout the third quarter was a lot faster, before moderating in the fourth quarter as momentum was dampened by a resurgence of infections. Globally, while both services and manufacturing sectors were initially impacted by various social restrictions implemented in order to curb the spread of the virus, manufacturing recovered much more strongly throughout 2020. Following the decline in GDP during the crisis in 2020, the global economy largely recovered through 2021, with GDP back to approximately 2% above 2019 pre-pandemic levels by year-end. However, the recovery lost momentum during the second half of 2021 and became increasingly imbalanced. Parts of the global economy, particularly advanced economies, rebounded more quickly due to vaccine availability, supported by strong fiscal stimulus which led to significant excess savings and strong demand for manufactured goods throughout the year. Meanwhile, other parts of the global economy are at risk of being left behind, particularly many developing economies, where vaccination rates are low, and firms and employees in contact-intensive service sectors, where demand has yet to recover fully. In addition, global supply chains were unable to meet strong consumer demand due to persistent supply bottlenecks, rising input costs and the continued disruption effects of new COVID-19 variants. As a result, stronger and longer-lasting inflation pressures have emerged in all economies, at an unusually early stage of the growth cycle, and labor shortages are appearing, even though employment and hours worked are still yet to recover fully.
In the U.S., GDP in 2021 recovered to 2% above pre-pandemic levels with 5.6% growth year-on-year, driven mainly by strong consumer spending. Fiscal stimulus in 2020 – estimated at more than 30% of GDP had resulted in significant accumulated excess savings, of more than 10% of GDP, the highest among developed markets. As a result of the release in pent-up consumer demand post-reopening, retail sales increased to around 15% above pre-pandemic levels throughout the 2021, with spending on goods remaining elevated, while services recovered to pre-pandemic levels. Despite strong goods consumption and orders around 10% above pre-pandemic levels, manufacturing output (at only 2% above pre-pandemic levels) was constrained by global supply bottlenecks, which were particularly acute in the automotive sector, where global shortage of semi-conductors led to vehicle assembly remaining 15% below 2019 pre-pandemic levels. As a result of constrained supply that was unable to meet strong demand, inflationary pressure has built, with the inflation rate increasing to 7% at the end of the year. While the labor market recovery continues to progress, there are signs of persistent inflationary pressures due to rising wage pressures in some sectors, notably in the leisure and hospitality sector, as well as in the transport and warehousing sectors. As a result, the tight labor market combined with overheating demand, to push up wages, thereby sustaining inflationary pressure even after supply-bottlenecks have begun to subside.
EU27 (Europe excluding UK) GDP grew an estimated 5% year-on-year, returning to pre-pandemic levels by the end of third quarter of 2021. The economic recovery in Europe was, however, weaker than in the U.S. Due to smaller fiscal stimulus (approximately 15% of GDP), growth was similarly driven by strong consumer spending, pushing retail sales to a level approximately 5% above the pre-pandemic level. While economic activity rebounded sharply in the first half of 2021, growth slowed during the second half of the year due to a series of supply chain bottlenecks, particularly in the automotive sector, in addition to further tightening of restrictions towards year-end due to renewed intensification of COVID-19 cases (Delta variant wave, followed by emergence of the more infectious Omicron variant). Manufacturing output, which had recovered to pre-pandemic levels in 2020, then stagnated at those levels as gradual growth in other sectors offset very weak automotive assembly, which slumped to more than 30% below pre-pandemic levels in the second half of the year, due to semiconductor shortages. Similar to the U.S., firms’ inability to increase their production in line with the rapid growth in demand for manufactured goods led to an imbalance between supply and demand, putting upward pressure on prices. While inflation increased to more than 5% in the EU27, as the strength of consumer demand is not as strong as in the U.S., the risk of high inflation appears to be lower in the EU. More importantly, the labor market in the EU is not as tight as in the U.S., therefore, the risk of persistent inflation driven by a wage-price spiral is structurally lower.
In China, throughout the year, preventive measures remained in place to keep the spread of the virus under control and sporadic outbreaks have been suppressed by stringent, localized

135	Management report
lockdowns, mass testing and isolation measures. In 2021, GDP grew by 8.1% year-on-year, with growth slowing to under 5% year-on-year in the second half of the year after double digit growth in the first half, compared to the pandemic impacted output early in 2020. While industrial output growth slowed through the year, due to the stringent implementation of environmental targets and power cuts, the services sector recovery continued to gain momentum. Export growth remained strong as overseas economies continued to rebound, although it was mildly impacted by COVID-19-related port closures. Investment growth is slowing as some of its key components such as real estate and infrastructure investment have weakened. Regulations to rein in real estate investment (the so-called three red lines related to financial leverage at developers, with caps on bank lending), tightened liquidity conditions for property companies alongside declining sales, contributed to some large developers defaulting on their debt (e.g. Evergrande). The recovery of consumption has been more gradual, but recent strong growth in online sales indicates that consumption is gradually rebounding. Downside risks to growth are increasing and likely to continue in 2022, due to the emergence of Omicron variant that is more contagious and more difficult to trace, leading to more restrictions and causing significant disruption to supply chains. Given the rapid spread of new variants and the high share of asymptomatic carriers, restrictions under zero-tolerance policy are increasingly challenged as an effective way to deal with the ongoing COVID-19 pandemic and if more localised lockdowns are required, then Chinese economic growth will slow further in 2022.
In 2021, Brazil's GDP is estimated to have grown 4.6% year-on-year but is likely to slow sharply in 2022. After GDP returned to its pre-pandemic peak in February 2021, earlier than most emerging markets, helped by lax mobility restrictions and ample fiscal support, GDP has since broadly stagnated throughout 2021. This is due to continued recovery in services being offset by weaker industrial output exacerbated by global supply bottlenecks. Inflation has accelerated through the second half of 2021, negatively impacting the recovery of wholesale trade, retail sales and services. Lower consumer purchasing power and higher interest rates have dented the upturn in consumer and business confidence, slowing the recovery of domestic demand. Meanwhile, lack of reforms and increasing risk of unsustainable public debt – currently at more than 80% of GDP – will continue to impact medium-term growth.
In Russia, while the economy made a strong recovery in the first half of 2021, growth slowed slightly during the second half of the year, due to pandemic infections and tighter restrictions. GDP growth for 2021 is estimated at approximately 4% year-on-year, with fourth quarter GDP similar to pre-pandemic levels. Resilient manufacturing output (approximately 5% above pre-pandemic levels) and mining (back to pre-pandemic levels) offset subdued services sectors activity, which was impacted by rising infection and restrictions. While retail sales growth also slowed from its peak in May 2021, labor market conditions have remained strong, with the unemployment rate falling to a record-low of 4.3% and wage growth close to 10% year-on-year.
In Turkey, growth has been strong with GDP increasing approximately 10% year-on-year in 2021, with particularly strong growth during the first half of the year. However, towards the end of the year, risk of a crisis has intensified due to very high inflation (36% year-on-year in December) and an erosion of the central bank's monetary policy credibility. This has led to large depreciation in the lira, which has increased Turkey’s economic vulnerability, due to higher external debt. In addition, the decision to compensate holders of lira for exchange rate losses, while mitigating the risk of further lira depreciation, risks pushing exchange rate risks on to public finances, which until now had been a point of strength for the economy, relative to other emerging markets.
After reaching its peak levels at the beginning of 2021, approximately 6% above pre-pandemic levels, global manufacturing output stagnated during the first half of 2021 and started to decline during the third quarter of 2021 before recovering toward year-end as supply bottlenecks began to improve. This stagnation was partly due to declining manufacturing output in China, as the boost from infrastructure in 2020 waned and power cuts impacted heavy industry and restrictions to curb real estate developer’s over-borrowing impacted the construction sector. Meanwhile, world ex-China manufacturing output had recovered to pre-pandemic levels at the beginning of the year. However, a series of global supply chain bottlenecks, constrained further growth in industrial production, particularly the lack of semiconductors which significantly negatively impacted automotive output. As a result, world ex-China manufacturing output stagnated throughout the year, causing inventory of finished goods to fall to historic lows, as demand outstripped supply. The global supply chain issue has impacted both the U.S. and EU, with output in the EU stagnated at pre-pandemic levels, while in the U.S. output stayed at approximately 2% above early 2020 levels.
Following a slight decline in 2020 – the first decline since 2015, global apparent steel consumption (“ASC”) is estimated to have increased by approximately 4% in 2021, as the global economy rebounded post-pandemic. The growth was driven by a rebound in real steel demand growth as steel consuming sectors attempted to increase the output to meet strong consumer demand, coupled by a strong inventory rebuild at end users. In China, after being one of the few countries to see steel demand growth in 2020, at 9% year-on-year, ASC is estimated to have declined by around 2% in 2021, due to a combination of waning infrastructure demand, more stringent policy to curb property

Management report	136
developers’ credit and environmental policy to cap output of heavy industry. In contrast, vaccine progress and removals of restrictions post-pandemic saw ASC increase strongly in the rest of the world ex-China, estimated more than 11% year-on-year growth. Relatively stronger fiscal stimulus than in the rest of developed world, meant U.S. real steel demand increased strongly, and coupled with inventory restocking, resulted in an increase in ASC of around 21% year-on-year. While flat steel demand grew 19%, negatively impacted by weakness in the automotive industry, long products and pipe and tubes both grew around 25% year-on-year. In EU27, while real demand has weakened in the second half of 2021 due to supply bottlenecks after growing strongly during the first half of 2021, overall ASC was supported by rising inventory, as high domestic steel prices have led to rising imports. ASC is estimated to have increased by approximately 15% year-on-year in 2021.
Most developing markets also saw ASC increase in 2021, particularly India (17% year-on-year) and to lesser extent, the Association of Southeast Asian Nations (ASEAN, 8% year-on-year) and Russia (3% year-on-year). Meanwhile, ASC increased significantly in both Brazil (23% year-on-year) and Turkey (13% year-on-year). However, this is unlikely to be sustainable as the strong steel demand in Brazil was prompted by a fiscal stimulus leading to rising risks from unsustainable public debt. While in Turkey, it was caused by a strong credit cycle, that has caused overheating of demand and sharp lira depreciation.
Source: GDP and industrial production data and estimates sourced from Oxford Economics January 25, 2022. ASC data for U.S. from American Iron and Steel Institute (AISI) to November 2021, estimates for December 2021. ASC data for Brazil from Brazilian Steel Institute to November 2021, estimates for December 2021. ASC data for EU27 from Eurofer to October 2021, estimates for November and December 2021. All estimates are internal ArcelorMittal estimates.
Steel production
World steel production grew 3% in 2019, an increase of approximately 55 million tonnes to 1.87 billion tonnes, primarily driven by a 7.9% year-on-year increase in Chinese production, whereas world ex-China production fell 2% year-on-year. In 2020, world steel production stagnated as a result of demand disruption caused by the global COVID-19 pandemic, led to a decline of 65 million tonnes (mt) in world ex-China production (-7.6% year-on-year) to 800mt, the lowest production since 2010, offset by a robust 6.5% year-on-year increase in Chinese production. In 2021, as vaccinations allowed the global economy to recover from the pandemic, world steel production increased by 3.8% year-on-year. In China, steel production declined by 3% year-on-year to 1.03 billion from 1.06 billion tonnes, due to tighter restrictions on the real estate sector and an environmental policy to cap output of heavy industry. However, this was more than offset by a sharp rebound in world ex-China production, that increased by more than 100 mt in 2021 (+13% increase year-on-year), to a historical high, that was 4% above 2019 pre-pandemic levels. Developed markets saw a particularly strong increase (+14% year-on-year) with production back to pre-pandemic levels, and particularly strong growth in the U.S. (+18%), EU27 (+16%) and Japan (+16%). As a result, China’s share of global steel production decreased to 54% in 2021 (2020: 58%, 2019: 54%) while others’ share broadly rose back to their pre-pandemic levels, including East Asia (10% from 9% in 2020 and 10% in 2019), EU28 (EU including UK) (8.5% from 7.5% in 2020 and 8.5% in 2019), NAFTA (6% from 5% in 2020 and 6% in 2019), India (6.5% from 5% in 2020 and 6% in 2019), while the CIS saw its share remain broadly stable over the past three years at around 5.5%.
In world ex-China, a robust recovery in underlying steel demand, supported by restocking last year, led to a strong growth in steel production, with production of 901 million tonnes, significantly above production in 2020 (800 million tonnes) and back above the 866 million tonnes produced in 2019. EU27 production rebounded to 153 million tonnes, with significant year-on-year growth during the first half of the year relative to weak production during the first half of 2020 caused by widespread lockdowns. In 2021, production was back above its 2019 level (150 million tonnes) but still below average production levels seen in the prior decade (2010-19 approximately 158 million tonnes per annum). In North America, production increased by 17% year-on-year to 117 million tonnes – almost back to 2019 production levels (119 million tonnes), with production in Mexico (18 million tonnes) back to pre-pandemic levels, while production in the U.S. (86 million tonnes) and Canada (13 million tonnes) was slightly below the pre-pandemic levels. Production in developed Asia grew 11% year-on-year to 190 million tonnes (Japan: 96 million tonnes – South Korea: 71 million tonnes – Taiwan: 23 million tonnes), similarly almost back to 2019 production levels (193 million tonnes). Steel production in South America rose strongly in 2021 up 18% year-on-year to 46 million tonnes, significantly above 2019 levels (42 million tonnes). This was largely driven by Brazil, where steel production stood at 36 million tonnes in 2021 (2019 levels: 33 million tonnes) due to significant fiscal stimulus in 2020, which boosted the economy and steel consumption above pre-pandemic trends. In CIS, steel production increased 5% year-on-year to 106 million tonnes in 2021, i.e., above 2019 levels after production was broadly stable in 2020 despite the pandemic. Finally, some regions saw production increase in both 2020 and 2021, for example Turkey, where steel production rose by 13% year-on-year in 2021 after a 6% increase in 2020. However, while production in 2021 at 40 million tonnes was well above pre-pandemic levels (2019: 34 million tonnes), production had fallen in 2019 due to the Lira crisis. Elsewhere production has continued to rise year over year in ASEAN, with production at 52 million tonnes in 2021, over 20% above 2019 levels.
Source: Steel production data are compiled using World Steel data for 61 countries for which monthly data is available (which together account for 97% of World production). Production data is available for all months of 2021.

137	Management report
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in the EU since 2012. Apparent steel consumption ("ASC") increased approximately 13% between 2012 and 2019, while finished steel imports increased by approximately 70%, taking market share from domestic producers. Over this period total finished imports have risen from almost 14 million tonnes in 2012 to over 23 million tonnes in 2019, causing import penetration to rise to 17% in 2019 from 11% in 2012. In 2020, widespread lockdowns across Europe in order to curb the spread of COVID-19 infections led to total steel demand falling by around 11% year-on-year in 2020, with imports falling similarly by 11%, to approximately 24 million tonnes, leading to a broadly stable import penetration of 16%.
In 2021, a global synchronized rebound in economic activities following the significant lockdowns related to the COVID-19 pandemic led to a strong recovery in steel demand in Europe. In 2021, ASC was estimated to have increased by approximately 15% year-on-year to a level which was approximately 2% above pre-COVID-19 (2019 levels). In addition to strong demand, elevated steel prices attracted increased imports into the EU, with total imports estimated to have increased by around 40% year-on-year. As a result, import penetration increased to approximately 19% in 2021 from 16% in 2020. Import penetration for both flat and long products increased, with flat products to approximately 24% (2020: 20%) and long products 13% (2020: 11%).
Traditionally, imports into EU27 have come from Commonwealth of Independent States (“CIS”), China, Turkey, developed Asia and the UK, with these regions accounting for approximately 76% of imports in 2020, similar to the average over the prior five years. While imports declined in 2020 due to the COVID-19 pandemic, 2021 has seen a strong rebound to 2019 levels from most regions except the UK and China. Imports from the UK declined by approximately 15% year-on-year in 2021, with import share down to 6% from its average of approximately 9% in the prior five years. The share of Chinese origin imports continued to decline in 2021 to only 5%, down from its peak of 24% in 2015, as imports remained at a similar level to 2020 and approximately 30% below 2019 levels. Meanwhile in some regions such as CIS, developed Asia and India, imports have increased to above 2019 levels but import shares are still marginally down to 25% in the CIS (2020 share: 26%). Strong European steel prices also attracted more imports from Turkish producers, which supported by a weaker Lira, increased imports by approximately 30% year-on-year, however, Turkish imports share decreased slightly to 17%. In developed Asia, despite imports increasing by 30% year-on-year to above pre COVID-19 pandemic levels, stronger imports from elsewhere mean the import share maintained at its 5-year average of 14% in 2021.
Overall, traditional importers' (CIS, China, developed Asia, Turkey and the UK) import share fell to only 68% in 2021 from 76% in 2020. This was due to a significant increase in imports from elsewhere in Asia, with imports from India more than doubling, increasing their import share from 8% in 2020 to 11% in 2021. Similarly, imports increased sharply from ASEAN, rising from under half a million tonnes in 2020 to approximately 1.8 million tonnes in 2021, pushing their import share to 5% from 2% in the previous year.
See “Business overview—Government regulations—Foreign trade” and “Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”
Source: Eurostat imports to October 2021, estimate for November and December 2021. ASC data from Eurofer to October 2021, internal company estimates for November and December 2021. All historical data now refers to EU27 after UK left the EU.
United States
Finished steel imports peaked in 2014 at almost 30 million tonnes with an import share of 28%, before declining to approximately 18 million tonnes in 2019 (or an import penetration of 19%), mainly due to the implementation of Section 232 in 2018, adding a 25% tariff on most of the imports from outside USMCA (United States-Mexico-Canada Agreement). In 2020, the decline in real steel demand due to the COVID-19 pandemic pushed finished steels imports to fall by 25% year-on-year to approximately 14 million tonnes, with import penetration declining to 17%.
Similar to Europe, a combination of a strong post-pandemic steel demand recovery and elevated steel prices meant imports in 2021 increased strongly by almost 50% year-on-year, to around 21 million tonnes – higher than the pre-pandemic levels of 18 million tonnes in 2019. Meanwhile, ASC also increased strongly by approximately 21% year-on-year and recovered to 2019 (pre COVID-19) levels of approximately 97 million tonnes. As a result of imports growing much more strongly than steel demand, import penetration increased to approximately 21% in 2021 from 17% in 2020 (pre-pandemic 2019 share was approximately 19%). The increase in import penetration was more in flat products as imports grew over 60% year-on-year, than long products where imports grew by around 35% and import share remained broadly stable.
Traditionally, only around one-third of U.S. finished steel imports came from within USMCA, however since 2019 imports from Canada and Mexico have increased their share, mainly at the expense of Europe. After remaining stable in 2020 (compared to 2019) while imports from all other major regions declined, imports of finished steels from USMCA increased by

Management report	138
approximately 50% year-on-year in 2021, maintaining a historically high import share of 45%. Imports increased strongly from both Canada (approximately 48% year-on-year) and Mexico (53% year-on-year), with Canada accounting for 33% of U.S. imports while Mexico was accounted for 12% share, both close to 2020 levels. By contrast imports from Europe (EU27, Norway, Switzerland, and UK) have lost their share, declining to only 13% in 2021 as compared to 15% in 2020 and 19% in 2019 (pre COVD-19). Developed Asia import share has remained broadly stable at 20% in 2021, down only slightly from 21% in 2020 and 22% in 2019.
While there was a significant increase in imports from Africa, ASEAN, CIS, and India, with all regions seeing exports into the US more than double, this only partly offset the decline seen in 2020. Indeed, these regions combined import share doubled to 10% in 2021, from 5% in 2020 but remained lower than the 12% import share they accounted for in 2019.
China
Chinese finished steel exports increased to 71.6 million tonnes in 2021, up 35% year-on-year from 53.1 million tonnes in 2020, which had been the lowest annual total since 2011. While this is usually a cause for concern, it was mainly due to a shortage of steel on global markets during the first half of 2021. Indeed, Chinese exports were lower during the second half of 2021, compared to the first half of the year. In addition, most Chinese exports are delivered to regions which are not core to the Company’s business, with only 8% of Chinese exports destined for EU27 or North America due to the protection of trade measures. In contrast, ASEAN received 29% of Chinese exports last year, while Developed Asia a further 16%. One area of concern is the rising share of Chinese exports destined for Latin America, with over 10 million tonnes last year, approximately 15% of Chinese finished exports, almost doubling from 5.5 million tonnes in 2020, or 10% of total. If, as expected, China enters a period of declining steel demand over the next decade, China must responsibly reduce its domestic steel making capacity, so that exports to the rest of the world do not rise sharply.
See “Business overview—Government regulations—Foreign trade” and “Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”
Source: American Iron and Steel Association total/regional imports and ASC data to November 2021, internal Company estimate for December 2021.
Steel prices
Flat products
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
In the second quarter of 2019, prices in Northern Europe continued to decrease and ended the quarter at €487/t, which was €11/t lower compared to April 2019. HRC prices in the Southern regions followed the same trend from the previous quarter peaking in June at €472/t, from €469/t in April. Turkish suppliers continued with their export offers of €470/t - €480/t CIFFO effective into Italy and Iberia, providing room for further increases in Southern European domestic prices, given there was no import price pressure. The average HRC prices for the first half of 2019 were €499/t in Northern Europe and €472/t in Southern Europe.
Flat products prices continued to slide down in the third quarter of 2019, impacted by soft demand and weakening international raw material prices. HRC in Northern Europe had several trenches of price drops, ending the quarter at €469/t, which was €18/t lower versus the previous quarter. In Southern Europe the price of HRC averaged €453/t, which was €19/t lower compared to the second quarter of 2019. Market seasonality, high inventory levels and import pressure during the fourth quarter of 2019 pushed the HRC prices on a downward spiral. Several attempts of price increases were rejected by the market, as real demand in Europe was weak. In Northern Europe, HRC prices ended the fourth quarter at €431/t, which was €38/t lower quarter-on-quarter and in Southern Europe, HRC averaged €413/t in the fourth quarter of 2019, €40/t lower than the previous quarter. In the second half of 2019, HRC prices averaged €450/t in Northern Europe and €433/t in Southern Europe.
Steel prices for flat products in Europe gradually deteriorated during 2019, bottoming toward the end of the year. Prices began recovering late in November 2019. Fueled by a positive market outlook and absence of attractive imports, especially in Northern Europe, HRC spot prices improved until the end of February

139	Management report
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
The price rally, which started in the second half of 2020, continued through the first half of 2021. In the first quarter of 2021, European HRC references stood at an average of €739/t in Northern Europe and €727/t in Southern Europe.
Economic recovery on the European continent has been robust since the peak of the second wave of COVID-19, at the end of 2020. Demand for steel rebounded more strongly than anticipated and at a more rapid pace than domestic steel supply. This resulted in extended lead times at mills, while lower deliveries to customers led to the depletion of end-users’ steel inventories to historically low levels. The domestic supply-demand tightness was further worsened by limited import offers into Europe, due to the EU safeguard measures. At the same time, global demand and pricing (excl. Europe) was also strong, creating similar pressure in most markets. Hence, import lead times and prices were not competitive enough to alleviate the domestic situation in Europe (worsened by increasing freight rates and strengthening raw material prices). This drove domestic HRC pricing to record high levels up to July 2021.
During the second quarter of 2021, prices averaged at €1060/t in Northern Europe and €1,046/t in Southern Europe. The first half of 2021 registered record high prices for both Northern and Southern European HRC references, respectively at €900/t and €887/t, which indicated upsurges of €406/t and €405/t versus the second half of 2020, and increases of €451/t and €456/t, respectively, versus the first half of 2020. Overall, European HRC prices have doubled during the second half of 2021.
The strong upward price movement recorded over the last 12 months (since mid-2020) started reversing in the second half of 2021. In July 2021, HRC reference in Northern Europe was at €1,173/t, its peak for the year, while the HRC reference in Southern Europe was at €1,091/t (having its peak at €1,135/t, in June 2021). Despite the start of a declining trend, the average for the third quarter of 2021 was still at a higher level versus the previous quarter; namely, HRC reference in Northern Europe averaged €1,141/t and in Southern Europe €1,051/t, being respectively €81/t and €5/t higher over the second quarter of 2021. In the fourth quarter of 2021, the HRC reference in Northern Europe and Southern Europe moved further down to €988/t and €897/t, respectively, confirming a quarter on quarter decline of over €150/t in each of the two regions.
This price retreat was determined, among others, by surging imports into the European Union. Particularly, the fourth quarter of 2021 started with the European HRC safeguard quota being exhausted immediately by one of its core importers – India. Further downward pressure on steel prices came from the automotive sector’s weakening demand, in light of the continued global shortage of microchips.
In the second half of 2021, HRC prices averaged €1,065/t in Northern Europe and €974/t in Southern Europe, respectively €571/t and €492/t higher than the second half of 2020.
In the United States, domestic HRC prices in the first half of 2019 continued the downward trend that began in July 2018. The first quarter of 2019 started with prices at $776/t in January and in March reached $767/t ($9/t lower). Prices in the second quarter of 2019 plunged even deeper - from $749/t in April to

Management report	140
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
The average HRC price for the first half of 2019 in the United States was $723/t. In 2019, prices also fell due to weak real demand and decreasing scrap prices. The anticipated decline in imports, as an outcome of the implementation of the Section 232 import tariffs was not as strong as expected. Therefore, import prices continued to add pressure on the domestic pricing. The HRC import Houston DDP index continued to decline over the first half of 2019, from $746/t in the first quarter to $685/t in the second quarter.
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
During the second quarter of 2020, prices fluctuated, seeing a low level at the end of April 2020 at $507/t, followed by an uptick during May to $559/t, supported by improvement in the scrap price then in supply scarcity, as well as good activity in non-auto segments. HRC prices deteriorated again toward the end of June to $524/t, as mini-mills were seeking volumes to fill available capacities. Domestic HRC prices averaged $593/t during the first half of 2020, a $130/t drop compared to the first half of 2019, but just a $10/t decline compared to the second half of 2019.
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
Following the July 2020 low at $505/t, the U.S. domestic Midwest HRC price increased. In January 2021, the price increased to $1,191/t, which was $466/t higher than the October 2020 level. By April 2021, the HRC price increased by another $341/t over the January level, to reach $1,530/t. Overall, prices in the first quarter of 2021 averaged $1,317/t, while second quarter prices increased by another $382/t to $1,699/t. Therefore, in the first half of 2021, U.S. domestic HRC prices improved by 56%, averaging $1,508/t, more than double the value from the second half of 2020, at $701/t. Similar to Europe, steel demand rebounded faster than supply, resulting in domestic supply-demand pressures. Demand pressure led to record long lead times at mills, with supply still being limited (Covid-19 related restrictions, domestic capacity constraints, import limitations). Flow of steel imports into the U.S. continued to be heavily controlled in line with Section 232 (25% tariff on most imports), but also given the tightness in supply across all regions. Additionally, severe weather conditions in the United States resulted in various logistical constraints. All of these factors put together determined spiraling domestic HRC prices throughout the first half of 2021.
The spiraling effect continued through the third quarter of 2021, when the U.S. domestic Midwest HRC price reported its peak for the year, in September, at $2,156/t, averaging the quarter at a record high of $2,086/t. The robust demand environment, coupled with a still limited supply, domestically and from imports

141	Management report
(high lead-times), transportation congestions, skyrocketing shipping costs, all maintained the price reference at a high level.
The last quarter of 2021 brought the U.S. domestic Midwest HRC price to an average of $1,973/t, a drop of $113/t versus the previous quarter. The price inflection was reported in October 2021, at $2,121/t, declining by $35/t month on month. This was a reflection of the pressure coming from rising imports and increasing capacity utilization of domestic mills. Furthermore, the automotive industry (with its steel demand) continued to be subdued in light of the global microchip shortage. The second half of 2021 averaged to $2,030/t, which was higher than the second half of 2020 by $1,329/t.
In China, spot HRC prices averaged at $482/t VAT excluded in the first quarter of 2019. The year started in January with prices at $467/t, strengthening to $494/t by March, as a result of the market’s resumed activity following the Chinese New Year. In the second quarter of 2019, due to Brazil's major accident at one of its largest iron ore mining facilities, as well as due to the market seasonality, the peak prices were reached in April at $523/t VAT excluded. The second quarter of 2019 closed in at an average of $512/t VAT excluded. Despite the governmental measures targeting production cuts due to overcapacity and environmental issues, domestic mills have reacted slowly to the indications, driving the domestic price by end of June 2019 to $493/t VAT excluded, i.e. on a downward trajectory. The HRC domestic price in China averaged $497/t VAT excluded for the first half of 2019.
The downward spiral of the Chinese HRC price continued in the third quarter of 2019 reaching $474/t, which was $38/t lower versus the previous quarter, with increased inventory levels of both raw materials and finished products. Domestic demand was impacted by seasonality. The fourth quarter of 2019 began with further weakening of Chinese HRC prices, with October being the weakest month at an average of $441/t. The Purchasing Managers’ Index (“PMI”) dropped to its lowest point in four years, with the rate of new order intake dropping by over 5% for both domestic and exports. However, the market started to improve from November onwards when the 7-month downward spiral reversed. Better domestic demand and a decrease in finished product inventory (-10% month-on-month) helped improve the prices in November. In December, international steel prices started to improve, which also supported a positive price environment in China. The fourth quarter of 2019 ended at $462/t, $12/t lower than in the third quarter. HRC spot prices in China averaged $468/t, VAT excluded in the second half of 2019.
At the beginning of 2020, steel prices in China continued their upward trend which started in December 2019, although peaking mid-January at $496/t, VAT excluded. With HRC inventory on the rise, ahead of the Lunar New Year holidays
(January 24-30), prices declined and continued the trend throughout the first quarter 2020. After the Lunar New Year holidays, due to the COVID-19 outbreak, the Chinese market opened to a reality of movement restrictions and delayed enterprise activity. By the end of March 2020, HRC prices decreased $97/t, VAT excluded compared to the January peak, at $399/t VAT excluded.
At the beginning of the second quarter of 2020, HRC prices in China began to improve following the ease in restrictions and gradual release in activities and local demand. HRC prices gained $58/t from $408/t, VAT excluded at the beginning of April to $466/t, VAT excluded by mid-June.
HRC prices in China averaged at $445/t, VAT excluded, for the first half of 2020, remaining $52/t below the average of the first half of 2019 and $23/t below the second half of 2019.
In the beginning of the third quarter of 2020, prices continued to improve with domestic HRC reaching $520/t, VAT excluded, by August 31, 2020. However, September was marked by a price decline, with HRC losing $23/t decreasing to $497/t, VAT excluded by the end of September, as production continued at high level, exports stayed low and imports increased.
Steel prices spiked in China during the fourth quarter of 2020, as domestic demand continued strongly, while air pollution measures and production limitations in some regions fueled supply concerns. This, coupled with increases in raw material costs, pushed domestic HRC prices to $652/t, VAT excluded (+$155/t compared to the end of September), the highest level since September 2011.
For the second half of 2020, HRC prices in China averaged at $534/t, VAT excluded, representing an $89/t increase compared to the average of the first half of 2020 and a $66/t increase compared to the second half of 2019.
In the first quarter of 2021, HRC prices in China averaged $650/t VAT excluded, which was $87/t higher versus the last quarter of 2020. The average of the first six months of 2021 reached $711/t, which was $177/t higher than the second half of 2020, and $266/t higher than the first half of 2020. Domestic prices continued an upward trend from April 2020 until May 2021, reaching the peak at $812/t, VAT excluded. In June 2021, prices have slightly weakened to $755/t, VAT excluded, a drop of $57/t month on month. This change came as a result of the abolition of export rebates announced by the Chinese Government for May 2021 onwards, a measure that was intended to discourage steel exports, and accordingly keep steel prices under check.
The third quarter of 2021 continued at an elevated level of $789/t for the HRC in China, VAT excluded, with the peak of the year reached in October at $865/t. The increasing environmental regulations imposed in China, enforcing steel production cuts in

Management report	142
the regions of e.g. Jiangsu, Tangshan, particularly in the second half of the year, along with tensions in raw materials limited supply have all pushed the Chinese domestic HRC price upwards. Additional pressure came with the introduction of energy supply control measures in the middle of September 2021, in an attempt to curb the short supply.
In November 2021, however, there has been a sharp decline in the Chinese HRC price, VAT excluded, reported at $666/t (a drop of $166/t month on month). That was a direct effect of Chinese Government’s intervention in loosening electricity supply crisis and relaxing the control on coal prices. Downstream demand for steel products was reported sluggish by the end of the year, given the seasonality and the uncertain epidemic situation domestically.
In the fourth quarter of 2021, the Chinese domestic HRC, VAT excluded, ended at an average of $699/t, a decrease of $90/t quarter on quarter, but still $136/t up from the last quarter of 2020. The Chinese price reference was reported for the second half of 2021 at $744/t, up $33/t compared to the first half of 2021.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2019	€510	€477	$766	$482
Q2 2019	€487	€467	$679	$512
Q3 2019	€469	€453	$627	$474
Q4 2019	€431	€413	$579	$462

Q1 2020	€469	€450	$643	$456
Q2 2020	€428	€412	$543	$435
Q3 2020	€436	€427	$548	$504
Q4 2020	€551	€537	$853	$563

Q1 2021	€739	€727	$1317	$650
Q2 2021	€1,060	€1,046	$1,699	$773
Q3 2021	€1,141	€1,051	$2,086	$789
Q4 2021	€988	€897	$1973	$699
Long products
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
In Europe, the average medium sections price for the first half of 2019 was €595/t . The average rebar price for the first half of 2019 was €521/t.
Prices for long steel products in Europe continued their steady downward trend in the second half of 2019. The prices reached a floor in November 2019 at €452/t for rebar and €521/t for medium sections, the lowest over the last two years. The average medium sections price in Europe for the second half of 2019 was €548/t. The average rebar price in Europe for the second half of 2019 was €476/t.
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

143	Management report
The average medium sections price for the second half of 2020 was €532/t, representing a mere €5/t improvement compared to the first half of 2020, while prices declined €15/t compared to the second half of 2019.
The average rebars price for the second half of 2020 was €465/t, a mere €4/t increase compared to the first half of 2020 and decrease of €10/t compared to the second half of 2019.
2021 started in January at a level of €723/t for the medium sections and €625/t for rebars, which represented an increase of €200/t and €167/t, respectively, since October 2020 (previous quarter). By March 2021, prices strengthened by €5/t and €8/t, respectively, reaching €727/t for medium sections and €633/t for rebars. The average of the first quarter was reported at €722/t for medium sections and €629/t for rebars. In the second quarter prices continued to strengthen, reaching an average of €860/t for the medium sections and €710/t for rebars, up by €138/t and €81/t accordingly versus the first quarter.
The continued upward price movement over the first half of 2021 has been defined by the recovering domestic economies in Europe with strengthening consumer demand, hand in hand with a limited supply of steel, domestically, and resulting long lead times. In this context, EU steel safeguard measures (in place on steel products since 2019) have only put additional strain on domestic markets and limited imports. In the first half of 2021, price reference in Europe for medium sections stood at €785/t and for rebars at €670/t.
The favorable pricing environment continued through the third quarter of 2021, peaking in August at €1,050/t for medium sections and €845/t for rebars, which almost doubled over a year. The average price for the third quarter was reported at a record high level of €1,039/t for medium sections and €826/t for rebars. Strong demand, increasing freight costs and ports congestions have all reinforced the elevated price levels in Europe up to that point in time.
However, from September 2021 onwards, domestic prices started changing direction. The fourth quarter of 2021 started with October at a level of €1,000/t for medium sections and €799/t for rebars (down by roughly €50/t each since the peak in August) and ended at a lower point, in December, at €991/t and €790/t, respectively. The quarterly average was reported for medium sections at €995/t and rebars at €795/t. This decline over the last four months of the year was determined by the rebalancing of the European demand-supply situation, with domestic mills reporting strong production figures throughout the year.
The average price references in the second half of 2021 was recorded at €1,017/t for medium sections and €811/t for rebars, almost double as compared to the second half of 2020.
In Turkey, rebar export prices continue to align closely with the evolution of world scrap prices. The first quarter of 2019 started for Turkish rebar at one of the lowest points compared to the previous six quarters, being at $466/t FOB, which is in line with the bottomed HMS 1&2 index at $310/t CFR. However, the March 2019 rebar export price was $482/t FOB, higher by $36/t compared to January at $446/t. During the second quarter of 2019, the Turkish export rebar price followed a month over month downward trend alongside scrap HMS 1&2 index, from a high of $480/t FOB at beginning of April down to $468/t FOB at the end of June. Nevertheless, the average for the second quarter, at $473/t, was higher than the average for the previous quarter at $466/t. In the first half of 2019, the Turkish export rebar price averaged $470/t FOB.
In the third quarter of 2019, the price of Turkish rebar continued the downward trend from the previous quarter, reaching $441/t FOB, which is a $32/t decrease quarter-on-quarter. July opened the quarter at $461/t, while September closed at $413/t, representing a drop of $48/t driven by the seasonally limited demand. In October, prices reached a floor for the year at $405/t, which was also the lowest point over the last three years. The prices subsequently increased with the overall fourth quarter of 2019 averaging at $421/t. The year closed in December with a price of $442/t, $37/t higher versus the low reached in October. The increase in prices was driven by the U.S. scrap price improvement from early November, which recovered the $40/t lost in September/October and ended the year in December at $290/t, although not enough to surpass the level from the first half of the year at $348/t. The average Turkish rebar export price for the second half of 2019 was $431/t FOB.
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

Management report	144
during October, but the price increase was evident during November and December 2020, in line with a strong increase in scrap costs, as well as improved export and domestic demand, while material was in shortage. Rebar Turkey export price gained another $180/t by the end of the fourth quarter of 2020, to $640/t level.
In the second half of 2020, the Turkish export rebar price averaged $473/t FOB, representing a $57/t increase compared to the first half of 2020 and $42/t increase compared to the second half of 2019.
The price for Turkish rebar for export has been on the rise since the lows of May 2020, at $399/t FOB. In the first quarter of 2021, the rebar reference price averaged $621/t, which was $114/t higher quarter on quarter, and $195/t year on year. January 2021 started strongly at $630/t ending the quarter only $2/t below at $628/t. At the end of March 2021, the construction season was only starting and demand for steel was growing more strongly than anticipated, COVID-19 vaccination programs were rolling, market sentiment was improving after the second wave of COVID-19 infections. Therefore, the second quarter of 2021 continued the upward trend, with April 2021 recording an export price of $639/t for Turkish rebar, and ending in June at $726/t, representing a $87/t price increase over three months.
The average for the second quarter of 2021 stood at $703/t, driving an average for the first half of 2021 at $662/t (a $190/t increase since the second half of 2020 and a $246/t increase since the first half of 2020).
After the peak in export price registered in May 2021 at $744/t for Turkish rebar FOB, it started to weaken in the following months, reaching the yearly low of $665/t in September 2021. Export prices have been decreasing on account of weakening long steel demand and dropping scrap costs. Furthermore, Turkey continued to be heavily hit by the domestic financial turmoil with high inflation/interest rates and destabilized domestic currency.
In the third and fourth quarter of the 2021, Turkish rebar for export was priced at $691/t and $713/t FOB, respectively, ending the second half of the year at $702/t ($230/t higher year on year).

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2019	€605	€526	$466
Q2 2019	€583	€515	$473
Q3 2019	€567	€490	$441
Q4 2019	€529	€461	$421

Q1 2020	€533	€468	$426
Q2 2020	€520	€453	$406
Q3 2020	€513	€442	$438
Q4 2020	€554	€488	$507

Q1 2021	€722	€629	$621
Q2 2021	€860	€710	$703
Q3 2021	€1,039	€826	$691
Q4 2021	€995	€795	$713
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
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2019, 2020 and 2021 the trend for using shorter-term pricing cycles continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
In 2019, iron ore market reference prices increased following a supply disruption caused by the collapse of the Brumadinho dam owned by Vale in Brazil on January 25, 2019 and the

145	Management report
cyclone in Australia mining region (end of March 2019), averaging $93.63/t, (Metal Bulletin 2019).
In 2020, China’s demand has proven a strong price driver with crude steel production set to exceed the record 1 billion ton per year in 2020. Manufacturing activity in China continued to expand in 2020 compared to 2019 and its economy showed an enduring V-shaped recovery after the initial impacts of the COVID-19 pandemic. Iron ore market reference prices increased to an average of $109.03, up by 16.5% compared to an average of $93.63 in 2019.
In 2021, iron ore prices averaged $159.89/t (up 46.6% as compared to 2020), driven by post-pandemic fiscal stimulus packages launched in main economies, which boosted global demand for steel and iron ore and by increased crude steel production in China in the first half of the year as steel mills were driven by high steel profits. At the same time, iron ore supply recovered rather slowly due to global epidemic bringing shortages in labor and ports congestion.
In the first quarter of 2019, following the Vale owned Brumadinho dam disaster in Brazil, the seaborne iron ore market surged to $82.41/t on average. The supply shock was aggravated by the cyclone season in Australia with some Australian iron ore producers lowering their output guidance for the year, which contributed to reaching $100.92/t on average in the second quarter of 2019 with a peak of $125.77/t observed on July 2 (Metal Bulletin) also supported by lower inventories at Chinese ports. Prices remained elevated in July at $119.93/t in average and sharply decreased in August to $90.69/t following expectations of weaker demand as well as the impact of currency risks which were exacerbated by the decision of China’s central bank to depreciate the yuan in response to decision of the U.S. government to extend punitive tariffs, both of which cast uncertainty on the iron ore future market, along with supply recovery. In September 2019, iron ore prices rose again on the back of a supportive paper market and expectations of increased end-user restocking activity. The average price for the third quarter of 2019 was $102.03/t. October 2019 was bearish with continued lack of end-user demand for iron ore fines ahead of announcements for winter production cuts. However, prices recovered sharply in November amid higher end-user demand for high-grade materials and supportive futures market for steel. The fourth quarter of 2019 average price was $88.97/t and the average price for 2019 was $93.63/t (Metal Bulletin).
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
In the third quarter of 2020, the V-shaped recovery continued in China with increasing crude steel production in the month of July and August. The strong demand in China together with partial recovery ex-China and restocking ahead of the week-long National Day holidays in China supported iron ore prices that reached a multi-year high of $130.17/t in September 2020, ending the quarter with an average of $118.06/t (Metal Bulletin).
There was a gradual recovery in ex-China demand in the fourth quarter of 2020: major steelmakers such as Germany and India grew their output year-on-year in October 2020 for the first time since the COVID-19 pandemic began. At the same time, there was a disappointing supply from major iron ore suppliers in the fourth quarter: weaker shipments from Australian companies on deferred maintenance, some operational issues and tropical storms in December in Australia and lower production from Brazilian companies on delays in restarting stalled capacity and weather impacts with heavier than normal rainfalls in December. As a result, prices in the fourth quarter of 2020 increased to $133.35/t.
In the first quarter of 2021, the seaborne iron ore price averaged $167.40/t, up 25.5% compared to previous quarter. Post-pandemic fiscal stimulus packages launched in main economies as well as easing monetary policies significantly boosted global demand for steel and indirectly for iron ore. Meanwhile, iron ore supply recovered rather slowly due to global epidemic bringing shortages in labor and ports congestion as well as due to weather disruption in major iron ore producer countries and mine safety and environmental inspection in China.
In the second quarter of 2021, the seaborne iron ore price skyrocketed to $219.26/t on June 7, 2021 and stayed high till the end of the quarter, averaging the record $200.47/t. The price increase was fueled by the high demand from China as its steel mills increased crude steel production, motivated by high steel profits. Concerns on tight supply were further increased on account of flood accident at Dahongcai mine on June 10, 2021 in Shanxi province.
In the third quarter of 2021, the seaborne iron ore price started to decline and averaged $163.39/t, having lost $37/t compared to previous quarter. Seaborne supply remained stable, while the demand dropped significantly in China mainly due to step-upped efforts by the government to cut 2021 crude steel production below 2020 levels and stringent carbon emission controls.

Management report	146
Meanwhile, real estate sector, the biggest steel consumption sector, has been weakening due to China’s property deleveraging campaign since the beginning of 2021.
In the fourth quarter of 2021, the seaborne iron ore price averaged $110.59/t reaching the lowest point of $87.27 of the year on November 18. China steel production further reduced due to national wide power shortage, inspection on crude steel cut and air quality control during heating season. Weakening of Chinese economy due to shrinking consumption, supply shock, weakening exports and uncertainties on Covid-19 lead to bearish market sentiment. In addition, Evergrande crisis together with other property developers, such as Fantasia Group weighted further on already debt-laden real estate sector.
Coking coal
Coking coal prices in 2019 averaged $177.36/t and were initially supported by incidents in Australia (heavy rains, accident at Anglo’s Moranbah mine) and the local Australian rail network operator trade union’s industrial action and maintenance works. However, in the second half of 2019, prices decreased, driven by coking coal import restrictions at key Chinese ports and a weak demand from India amid domestic slowdown.
Coking coal prices in 2020 averaged $123.46/t (compared to $177.36/t in 2019) and were initially supported in the first quarter of 2020 by the reduction of coal production in China related to the COVID-19 pandemic and to Mongolia’s decision to close its border with China, which boosted China’s import of seaborne traded coking coal. Coking coal prices then deteriorated from the second quarter of 2020 onwards after the global steel production collapsed ex-China due to the COVID-19 pandemic and has maintained low price levels due to the Chinese restrictions on imports of Australian coal that started in October 2020.
Coking coal prices in 2021 averaged $227.29/t as compared to $123.46/t in 2020. Metallurgical coal prices have held at historic highs for several months, as supply shortages have met strong Chinese demand and rebounding global industrial production. China’s informal import restrictions on Australian exports have obliged the country’s steel mills to draw in supply from non-Australian sources. On balance, Chinese metallurgical coal imports have dropped significantly in 2021. India, Japan, South Korea and the EU have all switched to Australian-sourced imports in response.
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
In the first quarter of 2021, the average price rose to $128.22/t, a 17% increase as compared to the previous quarter (Metal Bulletin Premium HCC FOB Australia index), effectively reversing the fall which followed China’s informal restrictions on Australian metallurgical coal imports in October 2020. Suppliers locked into new demand sources and buyers and sellers reorganized supply chains. Prices were also boosted by fears over weather disruptions at Queensland ports, with cyclone season often peaking in the late summer.
In the second quarter of 2021, the average price rose by an additional 8% to $138.78/t, supported by improving global industrial production and economic activity.

147	Management report
Metallurgical coal prices have continued to surge to historical highs in September 2021 and the average price for the third quarter of 2021 increased to $264.25/t, driven by tight spot supply from major producers in Queensland, Australia and rising demand from ex-China regions. The diversion of Australian coal from China to other markets was effectively complete, with the previous surplus of Australian supply now largely redirected.
In October and November, metallurgical coal prices levelled out and the average price for the fourth quarter of 2021 was settled at 369.81$/t. Cuts in crude steel production in China did not lead to any easing in prices but may have curbed further upward momentum.
ArcelorMittal has continued to leverage its iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	average price per tonne (premium hard coking coal FOB Australia index)
Q1 2019	82.41	206.33
Q2 2019	100.92	202.85
Q3 2019	102.03	161.03
Q4 2019	88.97	139.27

Q1 2020	89.94	154.8
Q2 2020	93.52	117.08
Q3 2020	118.06	112.32
Q4 2020	133.35	109.88

Q1 2021	167.40	128.22
Q2 2021	200.47	138.78
Q3 2021	163.39	264.25
Q4 2021	110.59	369.81
Scrap
The Company considers the German suppliers' index ("BDSV") Delivered at Place ("DAP") as market reference.
During 2021, the BDSV for reference grade E3 started in January at €363/t. In February, it came down to €330/t and thereafter, until July kept an increasing trend reaching €449/t. In August, the trend was again decreasing until reaching €383/t in October. Throughout November and December, it increased and settled at $423/t by end of 2021.
In 2021, monthly price movements have been more significant than in previous years.
The average index price for 2021 was €395/t as compared to €239/t in 2020, a €156/t or 65% increase as compared to 2020. The average index price for 2019 was €252/t.
Turkey’s scrap imports increased by 11% to 21.7 million tonnes in the first eleven months of 2021 as compared to the same period in 2020 and were at their highest level since previous high levels reported in 2012. Turkey remains the main scrap buying country in the international market. Liquid steel production for the first eleven months of 2021 was 36.7 million ton, up 13% from 2020.
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2021 at $450/t. In February, it fell to the year low at $410/t and subsequently it increased until reaching the 2021 high in June at $500/t. It remained at levels between $481/t and $435/t during the second half of 2021 reaching $465 in December 2021. On a yearly basis, the Scrap Index HMS 1&2 CFR Turkey, North Europe origin, increased from an average of $281/t in 2020 to $459/t in 2021.
The average yearly prices were at 466$/t in 2021, $281/t in 2020, and $281/t in 2019.
In the domestic U.S. market, HMS 1 delivered Midwest index was $202/t higher in 2021 than 2020. The Midwest Index for HMS 1 increased from an average of $237/t in 2020 to $439/t in 2021.
On the export market, HMS export FOB New York average prices of 2021 were at $427/t, an $162/t increase by as compared to 2020.
Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is ordinarily the price of manganese ore, which was at the level of $5.27 per dry metric tonne unit (“dmt”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China for 2021, representing a 15% increase from $4.58/dmt in 2020 ($5.63/dmt in 2019), mainly attributed to the force majeure in South Africa in February 2021, strong manganese alloys prices in first three quarters and tight logistics throughout the year .
High carbon ferro manganese increased by 64% from $1,099/t in 2020 to $1,803/t in 2021 ($1,203/t in 2019), silicon manganese increased by 63% from $1,116/t in 2020 to $1,819/t in 2021 ($1,234/t in 2019) and medium carbon ferro manganese increased by 83% from $1,567/t in 2020 to $2,861/t in 2021 ($1,780/t in 2019). This price increase was influenced by various factors including COVID-19 related lockdowns, force majeure, tight logistics and low market inventories.

Management report	148
Base metals
Base metals used by ArcelorMittal are zinc, tin and aluminum for coating, aluminum for deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc for 2021 was $3,005/t, representing a 33% increase as compared to the 2020 average of $2,265/t (the 2019 average was $2,549/t). Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 199,575 tonnes as of December 31, 2021, representing around 1% decrease compared to December 31, 2020 when registered stocks stood at 202,225 tonnes (51,225 tonnes in 2019).
The average price of tin for 2021 was $32,678/t, 90.7% higher than the 2020 average of $17,135/t (2019 average was $18,671/t).
The average price of aluminum for 2021 was $2,475/t, representing a 45% increase compared to the 2020 average of $1,702/t (the 2019 average was $1,792/t).
The average price of nickel for 2021 was $18,487/t, representing a 34% increase compared to the 2020 average of $13,789/t (the 2019 average was $13,936/t).
Energy market
Solid fuels, electricity and natural gas are some of the primary energy inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these energy types with respect to its purchases in the spot market and under its long-term supply contracts.
Oil
In 2019, the oil market tightened throughout the first and second quarter, finishing the first half of the year just higher than $65/bbl. While tensions grew in the Middle East fueled by renewed sanctions on Iran, the U.S. continued to pump oil at record high levels. Facing a gloomy economic outlook, at the start of the third quarter of 2019, the Organization of Petroleum Exporting Countries ("OPEC") and Russia confirmed they would continue their efforts to balance the global market by extending the 1.2 million barrels per day ("bpd") cut by another nine months.
After averaging $62.4/bbl an range-bound trading in the fourth quarter of 2019, during the first weeks of January 2020 oil prices traded up to $71/bbl, but immediately started to decline mainly due to OPEC and Russia failing to find an agreement to extend output cuts beyond March 2020, and the sudden drop of demand due to the worldwide pandemic driven lockdown, driving prices down 75% by April 2020. After reaching its lowest point since 2002, oil prices, backed by various economic stimulus packages, recovered by more than $20/bbl and were just above $40/bbl at the end of the first half of 2020. After a period of range-bound trading ($40 - $45/bbl for most of the time) from June to November, prices increased by 36% in the last two months of 2020.
This price increase was fueled by the optimism surrounding a COVID-19 vaccine and OPEC deciding to further cut production into 2021. In 2021, oil prices recovered strongly. In early January, Brent crude oil traded slightly below $55/bbl and rose to over $86/bbl at its highest by end of November. In 2021, Brent crude oil averaged $70.95/bbl as compared to $43.20/bbl in 2020. The strong price increase was fueled by optimism around the mass vaccine roll out and a strong economic recovery.
The following table shows certain quarterly average prices of oil, thermal coal and CO2 for the past three years:

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European thermal coal import (API2) spot average price $ per ton	European Union allowance average price € per ton of CO2 equivalent

Q1 2019	63.83	54.90	75.38	22.24
Q2 2019	68.47	59.91	57.13	25.55
Q3 2019	62.03	56.44	58.75	26.93
Q4 2019	62.42	56.87	58.24	24.88

Q1 2020	50.82	45.78	49.96	22.81
Q2 2020	33.39	28.00	44.61	21.28
Q3 2020	43.34	40.92	51.54	27.41
Q4 2020	45.26	42.70	58.69	27.61

Q1 2021	61.32	58.14	66.76	37.65
Q2 2021	69.08	66.17	85.96	50.17
Q3 2021	73.23	70.52	150.49	57.12
Q4 2021	79.66	77.10	165.39	68.83
CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. Launched in 2005, the European Union Emission Trading System (“EU-ETS”) has finished its third phase, which stretched from 2013 to December 2020. The fourth phase may require ArcelorMittal to incur additional costs to acquire emission allowances. However, the Company targets a reduction in emissions of 25% by 2030 and has plans to become carbon neutral by 2050 (in particular ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and an innovative DRI-based route).

149	Management report
The EU-ETS is based on a cap-and-trade principle; it sets a cap on greenhouse gas emissions (“GHG”) from covered installations, which is then reduced year after year. To boost the EUA price and to provide an incentive to the industry and the power sector to alter their behavior in terms of CO2 emissions, the European Commission keeps reforming the scheme.
Throughout the first half of 2019, the EUA price increased by 15% and finished the second quarter of 2019 at €26.5/tCO2e. Not only did the EUA price increase but the market was highly volatile mainly driven by uncertainties around Brexit, the end of the compliance period in April and the market stability reserve (“MSR”) which started operating in January 2019, reducing auction supplies since the second week of January. A new historical high was reached in July 2019, when the price for an EUA reached €30 per ton of CO2 equivalent (“€/tCO2e”). However, prices were around €25/tCO2e for the rest of 2019. Prices in the first two months of 2020 remained in the same range as in the fourth quarter of 2019. In March 2020, when it became clear that Europe would go into a pandemic driven lockdown, the CO2 price went down by €10/tCO2e (40%) within less than ten trading days. After bottoming below €15/tCO2e in the last week of March 2020, the market went on a steady path of recovery demonstrating a strong correlation with the global financial market. The CO2 prices at the end of the first half of 2020 increased again to pre-COVID-19 levels around €25/tCO2e. For the second part of the year the market remained hectic with price levels between €23/tCO2e and €30.5/tCO2e. Closely mimicking the movements of the equity markets CO2 forward prices increased by 45% (+ €23/tCO2e) in the last two months of the year, reaching an all time high of €33.45/tCO2e as of December 31, 2020. One of the main drivers for such an increase was the acceptance of a 55% emissions reduction target by 2030 and the anticipation of tighter supply in the future.
On January 1, 2021, Phase 4 of the EU-ETS started, which delayed the hand-out of free allocation. At the same time the UK left the scheme and set up its own, with trading starting in May. The EU Commission proposed its "Fit for 55" package and hence various changes to the EU-ETS to reduce future supply and drive decarbonization. Those events led to uncertainty and hectic trading behavior. Exacerbated by the economic recovery, the EUA price went on a sharp rally. The market started the year below €35/tCO2e and ended above €80/tCO2e, while the average carbon price throughout 2021 was €68/tCO2e. The highest point of the year was on the December 8, 2021 when carbon prices broke the €90/tCO2e mark.
The Company uses derivative financial instruments to manage its exposure (the Company recognized a CO2 emission provision of $492 million at December 31, 2021. See note 9.1 to the consolidated financial statements) to fluctuations in prices of emission rights allowances. As of December 31, 2021, the Company had a net notional position of $1.6 billion with a net positive fair value of $2.4 billion. See note 6.3 to the consolidated financial statements for further information.
Natural gas - Europe
In 2019, the TTF Spot Price (the price for natural gas to be delivered the next day, which is traded on a virtual trading platform located in the Netherlands) averaged €13.55 per Megawatt hour (“€/MWh”). A sharp decrease of 55% from the beginning of the first quarter to the end of the second quarter of 2019 happened on the back of milder than normal seasonal temperatures, rapidly improving storage levels, historical high liquefied natural gas ("LNG") arrivals and strong imports of Norwegian and Russian piped gas. Throughout the third quarter of 2019, TTF spot prices traded on average at €10.2/MWh (year-on-year 58% decrease), with a low in September close to €7/MWh. In November, TTF spot prices increased and reached levels around €16.6/MWh. This price increase was supported by colder temperatures and the fear that Russia and Ukraine would not be able to sign a new multi-year transit contract. At the end of December 2019, the two countries agreed on a deal leading to a price decrease, closing the year at €11.7/MWh.
The TTF spot price steadily declined from January 2020 to May 2020. The average price in January 2020 was €11.1/MWh which declined further to an average of €4.6/MWh in May 2020. This price drop was fueled by oversupply in the global LNG market, continuous strong pipeline supply into Europe and weak demand due to the absence of a harsh winter and the COVID-19 pandemic slowing down industrial activity. At the end of May, the TTF spot price dropped below €4.0/MWh marking a new all-time low. It took until the end of July before prices started to recover. Between the end of July and the end of December 2020, the TTF spot price increased by almost €15.0/MWh to reach a year-high of €19.05/MWh by late December. While in August and September, U.S. LNG shut-ins limited the arrival of the super-chilled fuel, strong Asian winter demand in the fourth quarter led to poor arrivals of the period. In combination with the prospect of a quick rollout of a vaccine against COVID-19, this provided the needed support for the year-end rally.
In 2021, TTF continued its upward trend, which started in the second half of 2020. The low point of slightly below €16/MWh was reached at the end of February. While the high point was hit just before Christmas (€182/MWh). This marked a more than 1000% increase in price, amid the need to refill historical low storages, the battle for LNG with Asia, poor Russian piped supply into Northern Europe, and tension around the controversial Nord Stream 2 pipeline. The average price for TTF in 2021 was €46.5/MWh, 395% higher than 2020.
Natural gas - United States
In North America, natural gas prices (see table below) trade independently of oil prices and are set by spot and future

Management report	150
contracts, traded on the NYMEX exchange or over-the-counter. U.S. dry gas production during the first quarter of 2019 was almost 13% higher than in the same period a year earlier. This led to a faster than normal rise of working stocks in underground storage, resulting in downward pressure of the natural gas market. This downward pressure persisted throughout the second half of 2019, with only occasional spikes up to $2.7 per million British thermal units ("/MMBtu") in September and $2.9/MMBtu in November. Nevertheless, the fourth quarter of 2019 averaged $2.4/MMBtu. Prices in the first half of 2020 ranged between $1.5/MMBtu - $2.0/MMBtu, a low since the first quarter of 2016. In addition to the negative impact on demand of natural gas, the COVID-19 pandemic also impacted its production, which stopped its multi-year growth trend and dropped sharply during the first half of the year. On the LNG side, U.S. exports were setting new records through the first quarter of 2020 and in first half of 2020, several plants ramped-up with only slight disruptions from the pandemic. However, low natural gas prices across the global lead to some forced shut-ins of U.S. LNG export facilities breaking the growth trend. At the end of the third quarter and into fourth quarter of 2020, exports ramped-up again to the early winter demand in Asia. While the Henry Hub average remained below $2.0/MMBtu during the first half, prices recovered steadily in the second half. At the end of October, Henry Hub reached its highest level of the year and breached the $3.2/MMBtu mark as compared to levels last observed in January 2019.
Henry Hub experienced a less severe price increase than other commodities in 2021, from averaging $2.72/MMBtu in the first quarter of 2021 up to averaging $4.84/MMBtu in the fourth quarter of 2021. In between, prices spiked to $6.3/MMBtu in early October in anticipation of colder weather and the global thirst for US LNG exports. As more liquefaction trains go online, the global gas market had a stronger impact on the US natural gas price.
Natural gas - Asia
The Platts Japan Korea Marker ("JKM") - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan - front month contract prices lost 47% from the start of 2019 until the end of June 2019.
During the first half of 2019, European importers had record high levels of LNG arrivals, reflecting the abundant supply across Asia amid healthy storage levels in key importing countries as a result of a mild winter. Furthermore, a significant ramp-up of new liquefaction capacity across Australia, the U.S. and Russia meant more supply to an already oversupplied market. With muted demand and more global supply, the low prices persisted until the end of the second quarter of 2019. In the fourth quarter of 2019, amid the start of the winter, the JKM increased and averaged $5.9/MMBtu.
In the first half of 2020, JKM traded at an all-time low. The decline in prices in the first half of 2020 was mainly due to greater supply than demand, mainly from the U.S. where multiple liquefaction trains ramped up, and muted demand amid full gas storage and the impact of the pandemic on oversupply. While some countries like South Korea or India benefited from the low price environment, others had a year-on-year decrease of LNG imports. Throughout the second quarter of 2020 and into August, JKM traded below $3.0/MMBtu. It continued until September before the market showed some signs of recovery ahead of the winter demand. The second half of 2020, JKM traded at historical lows during the summer and jumped to lofty highs ($12.0/MMBtu) by end of December. This sharp increase was fuelled by strong Asia spot demand due to colder than average temperatures, supply disruptions in Australia and Middle East, as well as congestions at the Panama canal limiting U.S. supply to fill the void.
Driven by cold weather in Asia, JKM exploded in the first few weeks of 2021. By mid-January it traded at $20/MMBtu, a new record. In February and March, the market had cooled down again and was trading between $7 - $9/MMBtu. However, the sharp rally started in mid - April and lasted throughout the entire year, not giving the market time to breath. Prices reached almost $50/MMBtu just before Christmas, breaking the record set in the first quarter of 2021. The price increase was fueled by the global need to refill depleted gas storages and a fierce battle between Europe and Asia to attract cargoes.
The following table shows quarterly average spot prices of natural gas for the past three years:

Natural gas
Source: Thomson Reuters	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu

Q1 2019	18.47	2.87	6.86
Q2 2019	13.02	2.51	4.94
Q3 2019	10.20	2.33	4.74
Q4 2019	12.66	2.41	5.91

Q1 2020	9.75	1.87	3.69
Q2 2020	5.38	1.75	2.23
Q3 2020	7.83	2.12	3.48
Q4 2020	14.70	2.76	7.43

Q1 2021	18.55	2.72	8.85
Q2 2021	25.18	2.98	9.71
Q3 2021	48.51	4.32	17.80
Q4 2021	94.04	4.84	34.95

151	Management report
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.). In 2019, tumbling fuel prices, combined with healthy renewable power generation and strong nuclear output helped to pressure spot prices (see average prices in the table below) across North West Europe. The lack of a severe summer heatwave helped to pressure the third quarter of 2019 prices. Wet early winter months, mild temperatures and good renewable power output contributed to a significant reduction in France and Belgium in the fourth quarter of 2019 as compared to 2018. This decrease occurred despite the fact that French nuclear availability was at a multi-year low for that time of the year, which is normally a strong support for prices. The 2019 trend continued into 2020, lower fuel prices meant lower generation cost while at the same time the renewable output across Europe grew year-on-year. On the demand side, the COVID-19 pandemic led to a sudden and severe demand drop. Consequently, in the first half of 2020, the power prices across Europe were almost reduced in half compared to the first half of 2019. May and June marked the low point for electricity prices across Europe. Along with natural gas and CO2 prices, the power prices recovered during the second half of the year. A late heatwave in September in combination with poor renewable output provided the first strong price uptick. In December, the opposite, colder than normal temperatures in combination with poor renewables led to a second strong price uptick.
In 2021, the electricity price experienced new highs amid high fuel prices and renewable power not able to provide the needed relief. The fourth quarter of 2021 saw the highest prices ever recorded, four to five times higher than 2020.
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for the past three years:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh

Q1 2019	41.35	47.18	48.34
Q2 2019	35.74	34.81	34.44
Q3 2019	37.55	35.64	35.11
Q4 2019	36.51	40.23	39.37

Q1 2020	26.44	29.29	29.98
Q2 2020	20.36	18.13	18.62
Q3 2020	36.22	39.13	36.61
Q4 2020	38.85	42.22	42.28

Q1 2021	49.62	53.07	50.98
Q2 2021	60.68	64.24	62.69
Q3 2021	97.27	96.53	97.41
Q4 2021	178.77	221.19	204.18
Ocean freight
The dry bulk market experienced its weakest year in 2020 since 2016. The Baltic Dry Index (“BDI”) average was at 1,066 points in 2020 compared to 1,352 points in 2019. The Capesize index decreased by 27% year-on-year to average $13,073/day in 2020 compared to $18,025/day in 2019. The Panamax index decreased by 23% to an average of $8,587/day as compared to $11,112/day in 2019. In 2020, on the cape size, a total of 104 vessels or 23.4 million deadweight was delivered, 45 vessels were dismantled or 10.6 million deadweight as compared to 2019 when 79 vessels or 18.8 million deadweight was delivered. Panamax in 2020 had a total deliveries of 148 vessels or 12.2 million deadweight delivered and 0.8 million deadweight dismantled as compared to 2019 with 134 vessels or 11.1 million deadweight delivered.
Fleet growth across all segments was moderate, around an increase of 3.8% with order book and around 6% of the existing fleet as compared to an increase of 4.1% in deadweight terms in 2019.
Throughout 2021, the market remained firm compared to 2020 but was extremely volatile, particularly in the second half of the year with the third quarter being the strongest quarter. The BDI average was at 2,943 points in 2021 as compared to 1,066 points in 2020. The Capesize index increased by 155% year-on-year to an average of $33,333/day in 2021 as compared to $13,073/day in 2020. The Panamax index increased by 171% to an average of $26,898/day in 2021 as compared to $9,923/day in 2020. Supramax rates hit multiyear highs in 2021, with the Baltic TC average peaking at $39,860/day in October from $11,305/day at the start of 2021 (+253%), before ending at

Management report	152
$25,188/day (+$13,883 /day +123% as compared to the start of 2021). The weighted average Supramax rate was $26,767/day in 2021 as compared to $8,188/day in 2020 (+227%).
Fleet growth across all segments was relatively moderate in 2021 as compared to 2020, with an increase of 3.6% with the average dry bulk demolition age climbing to 28.55 years from 27.19 in 2020, naturally driven by far stronger market conditions.
Sources: Baltic Index, Clarksons Platou
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
Since April 1, 2018, the Company has designated a portfolio of euro denominated debt (€3.7 billion as of December 31, 2021) as a hedge of certain euro denominated investments (€8.3 billion as of December 31, 2021) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation in spot exchange rates between EUR/USD, which causes the amount of the net investments to vary. See also note 6.3 to the consolidated financial statements. As a result of the hedge designation, foreign exchange gains and losses related to the portfolio of euro denominated debt are recognized in other comprehensive income.
As of December 31, 2021, the Company is mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Indian rupee, Kazakh tenge, South African rand, Mexican peso, Polish zloty, Argentine peso and Ukrainian hryvnia against the U.S. dollar resulting from its trade payables and receivables.
In 2021, the euro depreciated from 1.2271 at December 31, 2020 to 1.1326 December 31, 2021 against the U.S. dollar as a result of the policy’s divergence between American and
European Central Bank due to inflation, quantitative easing and the progress of COVID-19 pandemic recovery.
The Polish zloty depreciated against the U.S. dollar throughout 2021 from 3.72 on December 31, 2020 to 4.06 on December 31, 2021. Although the Central Bank of Poland has been one of the central banks increasing rates the most in Europe, uncertainties have resulted in volatility in the exchange rate.
The Ukrainian hryvnia appreciated against the U.S. dollar in 2021 starting from 28.27 at December 31, 2020 to 27.28 on December 31, 2021. Despite the good global economic recover, y geopolitical tensions and surging energy prices have weighed on the value of the currency.
The Kazakh tenge depreciated against the U.S. dollar in 2021 starting from 420.71 at December 31, 2020 to 431.67 on December 31, 2021. The high correlation with Russia has led policy makers to weaken their currency to be profitable on the balance of trade with their neighbouring country
The Indian rupee depreciated against the U.S. dollar in 2021 from 73.07 at the beginning of the year to 74.37 at December 31, 2021 due to the concerning COVID-19 pandemic evolution and India’s high dependency on energy imports in a context of surging prices.
The South African rand depreciated against the U.S. dollar from 14.62 at December 31, 2020 to 15.91 on December 31, 2021 in the context of higher inflation that the Central Bank of South Africa considered temporary and not requiring an intervention.
The Canadian dollar remained at same level in 2021 as compared to 2020 against the U.S. dollar at 1.27, despite commodity prices weighing on the currency and the economic impact of the COVID-19 pandemic. The Canadian Central Bank kept its rates on hold and would follow in the shadow of the Fed's monetary policy.
The Mexican peso depreciated in 2021 against the U.S. dollar from 19.90 at December 31, 2020 to 20.43 at December 31, 2021. Growth in 2021 was lower than expected due to the COVID-19 pandemic, lower oil production and supply chain disruptions.
The Brazilian real depreciated against the U.S. dollar in 2021 from 5.20 at December 31, 2020 to 5.58 at December 31, 2021. Uncertainty over the next election in Brazil and the government spending bill plan have thrown uncertainty on the Brazilian real, in addition to concerns over growing inflation.
The Argentine peso depreciated against the U.S. dollar in 2021 from 84.15 on December 31, 2020 to 102.72 on December 31, 2021, as a poor economy, debt issues and the COVID-19 pandemic weighed on the local economy.

153	Management report
Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets.
However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2021, 2020 and 2019, specifically in China, in the U.S. and in Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity, rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore. The Chinese government set a target that 60 to 70 percent of steel should be produced by the top ten steel groups by 2025. In September 2019, Baowu Steel Group ("Baowu") and Magang (Group) Holding Co., Ltd ("Magang") signed a partnership agreement where Baowu secured a 51% stake in Magang, increasing Baowu's steel production capacity to approximately 90 million tonnes and representing a big step in the ongoing consolidation of the Chinese steel industry. In February 2021, Baowu acquired a 90% controlling stake in Kunming Iron and Steel and increased accordingly its steel production capacity to 115 million tonnes. In July 2021, Baowu announced that it would take over China's seventh-largest steel producer Shandong Iron and Steel, which would increase Baowu's steel production capacity to approximately 155 million tonnes. In August 2021, Ansteel Group and Ben Gang Group, two of the biggest state-owned steelmakers in northeast China, started the process of merging their businesses to create the world's third-largest steel producer with an annual capacity of 63 million tonnes. In India, on December 29, 2020, Jindal Stainless Limited announced an all-equity merger with Jindal Stainless (Hisar) Limited. The combined entity will have a capacity of 1.9 million tonnes and is expected to enter the top 10 stainless steel companies in the world and be the largest stainless steel company in India. The closing is expected in the second half of 2022 and is subject to regulatory approvals.
In Europe, on October 29, 2019, Liberty House Group announced a merger with GFG Alliance's steel businesses to create Liberty Steel Group with a capacity of 18 million tonnes. According to the announcement, Liberty Steel Group will be the eighth largest steel producer outside China, with operations stretching from Australia to continental Europe, the United Kingdom and the United States. In November 2018, ArcelorMittal completed the acquisition (via a long-term lease) of ArcelorMittal Italia, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. The transaction was approved by the
European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, which were sold to Liberty Steel Group in June 2019. In December 2020, ArcelorMittal signed an agreement with Invitalia to form a public-private partnership, which became effective mid-April 2021. See "Key transactions and events in 2021."
In another step towards consolidation in the U.S., United States Steel Corp announced on October 1, 2019 that it reached an agreement to purchase a minority stake in Big River Steel with an option to take complete control of the company over four years; and in January 2021, United States Steel acquired Big River Steel in its entirety. On December 3, 2019, AK Steel and Cleveland Cliffs announced an all stock merger which was completed in March 2020. Additionally, in December 2020, ArcelorMittal sold ArcelorMittal USA's operations to Cleveland-Cliffs.
In December 2019, ArcelorMittal and Nippon Steel Corporation ("NSC") completed the acquisition of AMNS India through a joint venture agreement and following the submission of a competitive resolution plan setting out a positive future for the bankrupt company, an integrated flat steel producer and the largest steel company in western India. See “Business overview-Properties and capital expenditures—Investments in joint ventures”.
Further consolidation in the future should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale.
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

Management report	154
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
ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil, Europe, ACIS and Mining. The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash flow from operations less capital expenditures.
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at AMMC and AML and continues to provide technical support to all mining operations within the Company. Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and segment disclosures have been recast to reflect this new segmentation. Only the seaborne-oriented operations of AMMC and AML are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that it primarily supplies.
Years ended December 31, 2021, 2020 and 2019
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables provide a summary of ArcelorMittal’s performance by reportable segment for the years ended December 31, 2021, 2020 and 2019:

	Sales for the year ended December 31,[1]			Operating income (loss) for the year ended December 31,[2]
	2021	2020	2019	2021	2020	2019
Segment	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)
NAFTA	12,530	13,668	18,706	2,800	1,684	(1,144)
Brazil	12,856	6,336	8,166	3,798	777	853
Europe	43,334	28,071	37,721	5,672	(1,439)	(1,101)
ACIS	9,854	5,737	6,997	2,705	209	31
Mining	4,045	2,785	2,664	2,371	1,247	1,026
Others and eliminations	(6,048)	(3,327)	(3,639)	(370)	(368)	(292)
Total	76,571	53,270	70,615	16,976	2,110	(627)
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

155	Management report

Others and eliminations operating (loss) income	Year ended December 31,
	2021	2020		2019
	(in $ millions)	(in $ millions)		(in $ millions)
Corporate and shared services [1]	(201)	(199)		(144)
Financial activities	(21)	(22)		8
Shipping and logistics	15	6		(19)
Intragroup stock margin eliminations	(123)	(110)		18
Depreciation and impairment [2]	(40)	(43)		(155)
Total adjustments to segment operating income and other	(370)	(368)	0	(292)
1.Includes primarily staff and other holding costs and results from shared service activities.
2.Depreciation charges for 2019 included $94 million of depreciation of right-of-use assets recognized in property, plant and equipment following the adoption of IFRS 16 "Leases" as of January 1, 2019 with respect to the Company’s shipping business Global Chartering, of which ArcelorMittal sold a 50% controlling interest on December 31, 2019.
Shipments and average steel selling price
ArcelorMittal had steel shipments of 62.9 million tonnes for the year ended December 31, 2021 as compared to steel shipments of 69.1 million tonnes for the year ended December 31, 2020, representing a decrease of 8.9%. On a comparable basis, excluding the shipments from ArcelorMittal USA, sold to Cleveland -Cliffs on December 9, 2020, and ArcelorMittal Italia, deconsolidated as from April 14, 2021), steel shipments for 2021 increased by 9.2% as a result of the broad based recovery in demand following the impacts of COVID-19 on 2020 operations.
Segments experienced year on year shipment growth: Europe 0.9%, Brazil 24.3%, ACIS 4.8%, while NAFTA was down 46.5% (due to the factors discussed above). On a comparable basis, all segments experienced year on year shipment growth: Europe 8.9%, Brazil 24.3%, ACIS 4.8% and NAFTA 8.0%.
Steel shipments decreased 5.2% to 32.6 million tonnes in the first half of 2021 compared to 34.3 million tonnes for the first half of 2020. Steel shipments decreased 12.8% to 30.3 million tonnes in the second half of 2021 compared to 34.8 million tonnes in the second half of 2020. On a comparable basis excluding the impact of ArcelorMittal USA and ArcelorMittal Italia, steel shipments increased by 13.4% and 4.8% in the first and second half of 2021, compared to the first and second half 2020, as economic activities continued to recover.
ArcelorMittal had steel shipments of 69.1 million tonnes for the year ended December 31, 2020 as compared to steel shipments of 84.5 million tonnes for the year ended December 31, 2019, representing a decrease of 18.2%. On a comparable basis, removing shipments from the remedy assets sold in relation to the ArcelorMittal Italia acquisition in 2019 and the shipments from ArcelorMittal USA in 2019 and 2020 due to the sale, steel shipments for 2020 declined by 15.8% to 60.1 million tonnes as compared to 71.3 million tonnes in 2019, primarily due to the impact of the COVID-19 pandemic and the slowdown that occurred in first half of 2020. Shipments were lower in Europe (22.4%), or 18.6% excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition in 2019), Brazil (15.9%), NAFTA (14.4%), or 8.7% excluding ArcelorMittal USA) and ACIS (14.4%).
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
Average steel selling prices increased by 54.2% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in the context of a strong international pricing environment. Average steel selling prices in the first half of 2021 increased by 41.5% as compared to the first half of 2020 and increased by 67.5% in the second half of 2021 as compared to the second half of 2020.
Average steel selling price decreased by 8.7% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. Average steel selling price in the first half of 2020 decreased by 14.7% as compared to the first half of 2019 and decreased by 1.8% in the second half of 2020 as compared to the second half of 2019.
Sales
ArcelorMittal had sales of $76.6 billion for the year ended December 31, 2021, representing a 43.7% increase from sales of $53.3 billion for the year ended December 31, 2020, primarily due to 54.2% higher average steel selling prices and higher iron ore prices partly offset by 8.9% lower steel shipments following the disposal of ArcelorMittal USA and the deconsolidation of ArcelorMittal Italia. In the first half of 2021, sales were $35.5 billion increasing from $25.8 billion in the first half of 2020, primarily due to 41.5% higher average steel selling prices partly offset by 5.2% lower steel shipments following such change in

Management report	156
scope of consolidation. In the second half of 2021, sales of $41.1 billion represented a 49.6% increase as compared to sales of $27.5 billion in the second half of 2020, primarily driven by a 67.5% increase in average steel selling prices partly offset by 12.8% lower steel shipments.
ArcelorMittal had sales of $53.3 billion for the year ended December 31, 2020, representing a 24.6% decrease from sales of $70.6 billion for the year ended December 31, 2019, primarily due to the impacts of the COVID-19 pandemic on lower steel shipments as discussed above and a 8.7% decrease in average steel selling prices. In the first half of 2020, sales were $25.8 billion, decreasing from $38.5 billion in the first half of 2019, primarily due to 14.7% lower average steel selling prices and 23.0% lower steel shipments. In the second half of 2020, sales of $27.5 billion represented a 14.5% decrease as compared to sales of $32.1 billion in the second half of 2019, primarily driven by a 1.8% decrease in average steel selling prices and a 12.9% decrease in steel shipments.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), energy, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2021 was $57.3 billion as compared to $49.1 billion for the year ended December 31, 2020, mainly driven by higher raw material costs offset in part by lower shipments and lower inventory related charges. Cost of sales for the year ended December 31, 2021 included a $218 million impairment reversal related to the Sestao facility in Spain partly offset by $123 million charges with respect to the expected decommissioning costs of the dam at the Serra Azul mine in Brazil.
Cost of sales for the year ended December 31, 2020 was $49.1 billion as compared to $68.9 billion for the year ended December 31, 2019, due to lower steel shipments, the cost reduction measures in response to the COVID-19 pandemic, the gain of $1.5 billion related to the sale of ArcelorMittal USA and reversal of previous impairments of property plant and equipment at ArcelorMittal USA in connection with the sale for $660 million. These decreases were offset in part by impairments of $331 million relating to the Company's plate assets classified as held for sale in Europe, charges of $104 million following the permanent closure of a blast furnace and steel plant in Krakow (Poland) as well as $146 million of site restoration and termination charges for it, charges related to the permanent closure of the coke plant in Florange (France) of $92 million and inventory related charges in NAFTA and Europe of $0.7 billion.
Depreciation charge for the year ended December 31, 2021, was $2.5 billion as compared to $3.0 billion for the year ended
December 31, 2020 largely due to the sale of ArcelorMittal USA and the deconsolidation of ArcelorMittal Italia. In 2020, the depreciation charge was stable at $3.1 billion compared to 2019. For the year 2022 depreciation expense is expected to be approximately $2.7 billion (based on current exchange rates) primarily driven by changes in the useful lives estimates for certain assets in Europe and Canada due to decarbonization projects.
Selling, general and administrative expenses
Selling, general and administrative expenses ("SG&A") were $2.3 billion for the year ended December 31, 2021 as compared to $2.0 billion for the year ended December 31, 2020 and $2.4 billion for the year ended December 31, 2019. SG&A as a percentage of sales decreased for the year ended December 31, 2021 (2.9%) as compared to 2020 (3.8%) and 2019 (3.3%).
Operating income
ArcelorMittal’s operating income for the year ended December 31, 2021 was $17.0 billion as compared to $2.1 billion for the year ended December 31, 2020, primarily driven by positive steel price-cost effects and improved iron ore reference prices (46.7% increase year on year).
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
ArcelorMittal’s operating loss for the year ended December 31, 2019 was $0.6 billion primarily impacted by weaker operating conditions (negative price-cost effect in steel segments) reflecting both the decline in steel prices and higher raw material costs (due in particular to supply-side developments in Brazil), impairments and inventory related charges, offset in part by improved mining segment performance driven by higher seaborne iron ore reference prices (which were up 34.3%). Raw material prices increased during 2019 and for most of the year remained disconnected from steel fundamentals, compressing steel spreads to unsustainably low levels.

157	Management report

NAFTA
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2021	2020	2019
Sales	12,530	13,668	18,706
Depreciation	(325)	(537)	(638)
Net impairment reversal (charges)	—	660	(1,300)
Operating income (loss)	2,800	1,684	(1,144)
Crude steel production (thousand tonnes)	8,487	17,813	21,897
Flat product shipments	6,879	15,422	18,261
Long product shipments	3,088	2,884	3,260
Others and eliminations	(381)	(404)	(600)
Total steel shipments (thousand tonnes)	9,586	17,902	20,921
Average steel selling price (USD/tonne)	1,128	702	810
Crude steel production, steel shipments and average steel selling price
Crude steel production for the NAFTA segment decreased 52.4% to 8.5 million tonnes for the year ended December 31, 2021 as compared to 17.8 million tonnes for the year ended December 31, 2020 primarily due to the sale of ArcelorMittal USA on December 9, 2020 (on a comparable basis crude steel production decreased marginally by 0.7%). Crude steel production declined 51.7% in the first half of 2021 and 53.1% in the second half of 2021 as compared to the first half of 2020 and the second half of 2020, respectively, for the same reason. In the first quarter of 2021, crude steel production was impacted by the disruption at Mexican operations due to severe weather. Crude steel production increased by 4.5% in the second quarter of 2021 as compared to the first quarter of 2021 following an improvement in demand and the recovery of Mexican operations post disruptions due to severe weather in the prior quarter. Crude steel production increased 16.5% in the first half of 2021 after excluding the impact of ArcelorMittal USA disposal. Crude steel production in the second half of 2021 was 0.6% lower than in the second half of 2020 on a comparable basis primarily due to operational disruptions (including the impact of Hurricane Ida in Mexico) during the third quarter of 2021.
Crude steel production for the NAFTA segment decreased 18.7% to 17.8 million tonnes for the year ended December 31, 2020 as compared to 21.9 million tonnes for the year ended December 31, 2019. Crude steel production declined in the first half of 2020 primarily due to the adjustment of production to align with demand which was impacted by the pandemic (particularly in the U.S. and Canadian operations), with the adaptation of capacity continuing through the second quarter of 2020. Crude steel production in the second half of 2020 was 21.1% lower than the second half of 2019 mainly due to the adjustment of production to align with demand and the sale of ArcelorMittal USA. Crude steel production in the fourth quarter of 2020 for the rest of the NAFTA segment was 2.1 million tonnes, which represented a 2.8% increase compared to the third quarter of 2020 following the gradual improvement in demand. Crude steel production in 2019 had been impacted by the restart of a blast furnace in Mexico which was only fully operational in the second quarter of 2019, loss due to power outage in Burns Harbour in the first quarter of 2019 and planned outages both in flat and long product operations in the fourth quarter of 2019.
Steel shipments in the NAFTA segment decreased 46.5% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to the sale of ArcelorMittal USA (on a comparable basis, steel shipments increased by 8.0%). Steel shipments decreased by 45.4% in the first half of 2021 compared to the first half of the 2020 and by 47.7% in the second half of 2021 as compared to the second half of 2020, primarily due to the sale of ArcelorMittal USA. On a comparable basis and reflecting the improvement in demand, steel shipments in the first half of 2021 increased by 18.4% compared to the first half of 2020 which was impacted by COVID-19. Steel shipments decreased by 1.9% in the second half of 2021 as compared to the second half of 2020 primarily due to weaker demand in North America, including automotive and lower production as mentioned above.
Steel shipments in NAFTA segment decreased 14.4% for the year ended December 31, 2020 as compared to the year ended December 31, 2019 (including the impact of the sale of ArcelorMittal USA as mentioned above), reflecting the lower market demand during the year. Steel shipments increased for the rest of the NAFTA segment in the fourth quarter of 2020 by 4.9% following the gradual improvement in demand compared to the third quarter of 2020 and was only down by 1.4% compared to the fourth quarter of 2019 on a comparable basis. Shipments from the U.S. operations in 2020 were 9.14 million tonnes.
Average steel selling prices in NAFTA segment increased 60.7% for the year ended December 31, 2021 as compared to the year ended December 31, 2020. In the first half of 2021, average steel selling prices were 37.4% higher than the first half of 2020, inline with the sharp increase in market prices. Average steel selling prices in the second half of 2021 were 86.8% higher as compared to the second half of 2020.
Average steel selling prices in NAFTA segment decreased 13.4% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. In the first half of 2020, average steel selling prices were 18.5% lower than the first half of 2019, inline with the decline in market prices. Average steel

Management report	158
selling prices in the second half of 2020 began to improve but remained 7.2% lower as compared to the second half of 2019.
Sales
Sales in the NAFTA segment were $12.5 billion for the year ended December 31, 2021, representing a 8.3% decrease as compared to the year ended December 31, 2020. Sales in the NAFTA segment in first half of 2021 decreased by 18.9% as compared to the first half of 2020, mainly due to the sale of ArcelorMittal USA offset in part by higher average steel selling prices. Sales in the NAFTA segment in the second half of 2021 increased by 3.2% as compared to the second half of 2020, mainly due to the significant increase in average steel selling prices, partially offset by the significant decrease in steel shipments (due to sale of ArcelorMittal USA as discussed above in section steel shipments).
Sales in the NAFTA segment were $13.7 billion for the year ended December 31, 2020, representing a 26.9% decrease as compared to the year ended December 31, 2019. Sales decreased primarily as a result of a decrease in average steel selling prices by 13.4% and a decrease in steel shipments by 14.4%.
Operating income (loss)
Operating income for the NAFTA segment was $2.8 billion for the year ended December 31, 2021 as compared to $1.7 billion for the year ended December 31, 2020. The increase in operating income for the year ended December 31, 2021 was mainly driven by significant positive price-cost effect and offset in part by lower steel shipments following the sale of ArcelorMittal USA. Operating income in 2020 included a $1.5 billion gain on the sale of ArcelorMittal USA and a $660 million gain related to the partial reversal of impairments recorded in ArcelorMittal USA following the announced sale, as well as inventory related charges of $0.5 billion.
Operating income for the NAFTA segment was $1.7 billion for the year ended December 31, 2020 as compared to operating loss of $1.1 billion for the year ended December 31, 2019. Operating income for the year ended December 31, 2020 includes a $1.5 billion gain on the sale of ArcelorMittal USA and a $660 million gain related to the partial reversal of impairments recorded in ArcelorMittal USA following the announced sale, as well as inventory related charges of $0.5 billion. Operating loss for the year ended December 31, 2019 was impacted by impairment charges of $1.3 billion related to the property, plant and equipment of ArcelorMittal USA and inventory related charges of $0.2 billion following a period of exceptionally weak steel pricing and reflected weak demand exacerbated by prolonged customer destocking and increased domestic supply with prices well below import parity, and high raw material prices. Excluding these gains, operating performance reflected weaker operating conditions (lower volumes and negative price-
cost effect offset in part by lower fixed cost) due in particular to the impact of the COVID-19 pandemic, offset in part by a reduction in operating costs, in particular fixed costs.

Brazil
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2021	2020	2019
Sales	12,856	6,336	8,166
Depreciation	(228)	(228)	(277)
Operating income	3,798	777	853
Crude steel production (thousand tonnes)	12,413	9,539	11,001
Flat product shipments	6,425	4,722	6,328
Long product shipments	5,332	4,740	4,918
Others and eliminations	(62)	(52)	(54)
Total steel shipments (thousand tonnes)	11,695	9,410	11,192
Average steel selling price (USD/tonne)	1,030	634	679
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Brazil segment increased 30.1% to 12.4 million tonnes for the year ended December 31, 2021 as compared to 9.5 million tonnes for the year ended December 31, 2020 due to higher production in both flat (following the restart of BF#3 at ArcelorMittal Tubarao in the fourth quarter of 2020) and long products due to the continued recovery in demand as compared to 2020, when production was adapted to match the reduced demand levels driven by the COVID-19 pandemic. In particular, the Company idled ArcelorMittal Tubarão's blast furnace No. 3 from April 21, 2020, and implemented production curtailments in Argentina and of long product capacity in Brazil, to match demand levels. Subsequently, given the sharp recovery in domestic demand, improving export market conditions and a favorable cost position, the Company restarted activities at ArcelorMittal Tubarão's blast furnace No. 2 in July 2020 (idled since June 2019) and blast furnace No. 3 in October 2020 and substantially all of its long product capacity in Brazil, given the ongoing recovery in demand in the second half of 2020.
Crude steel production decreased 13.3% to 9.5 million tonnes for the year ended December 31, 2020 as compared to 11.0 million tonnes for the year ended December 31, 2019 mainly due to the COVID-19 pandemic and reduction in demand most significantly in the second quarter of 2020. Crude steel production in 2019 had been impacted by lower flat production following the stoppage of ArcelorMittal Tubarão's blast furnace #2 in response to deteriorating export market conditions and lower long product production.

159	Management report
Steel shipments increased 24.3% to 11.7 million tonnes for the year ended December 31, 2021 as compared to 9.4 million tonnes for the year ended December 31, 2020. Steel shipments increased 32.3% in the first half of 2021 as compared to the first half of 2020 primarily due to the recovery in demand for both flat (domestic and exports) and long products, as economic activity continued to recover throughout the first half of 2021, while the first half of 2020 was impacted by the COVID-19 pandemic. Steel shipments in the second half of 2021 increased 17.3% as compared to the second half of 2020, primarily driven by continued recovery in demand.
Steel shipments decreased to 9.4 million tonnes for the year ended December 31, 2020 as compared to 11.2 million tonnes for the year ended December 31, 2019. Steel shipments in the first half of 2020 decreased 22.2% as compared to the first half of 2019 primarily due to the impacts of the COVID-19 pandemic, while shipments for the second half of 2020 were only 9.5% lower compared to the second half of 2019.
Average steel selling prices increased 62.5% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in line with the sharp increase in market prices. Average steel selling prices increased 56.9% in the first half of 2021 compared to the first half of 2020 and increased 68.4% in the second half of 2021 compared to the second half of 2020. Steel selling prices decreased however 12.3% in the fourth quarter of 2021 as compared to the third quarter of 2021.
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
Sales
In the Brazil segment, sales increased 102.9% to $12.9 billion for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to 62.5% higher average steel selling prices and 24.3% higher steel shipments. In the first half of 2021, sales increased 106.6% to $5.8 billion as compared to $2.8 billion for the first half of 2020 primarily due to 56.9% higher average steel selling prices and 32.3% higher steel shipments. In the second half of 2021, sales increased 100.0% to $7.1 billion as compared to $3.5 billion for the second half of 2020 driven by a 17.3% increase in shipments and 68.4% increase in average steel selling prices.
In the Brazil segment, sales decreased 22.4% to 6.3 billion for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to a 6.7% decrease in average steel selling prices and a 15.9% decrease in shipments. In the first half of 2020, sales decreased 34.8% to $2.8 billion as compared to $4.3 billion for the first half of 2019 primarily due to 22.2% lower steel shipments and 15.0% lower average steel selling prices, while in the second half of 2020, sales decreased 8.6% compared to the second half of 2019 driven by a 9.5% decrease in shipments offset in part by 1.8% increase in average steel selling prices.
Operating income
Operating income for the Brazil segment was $3.8 billion for the year ended December 31, 2021, representing a 389.0% increase as compared to the year ended December 31, 2020. Operating income in the first half and the second half of the 2021, increased 539.9% and 307.1%, respectively, as compared to the first half and the second half of 2020, primarily due to a positive price-cost effect and higher steel shipments. Operating income in the second half of 2021 also included the impact of $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil.
Operating income for the Brazil segment was $777 million for the year ended December 31, 2020, representing a 8.9% decrease as compared to the year ended December 31, 2019. In the first half of 2020 operating income decreased 42.8% primarily driven by lower steel shipments offset in part by lower costs, while operating income for the second half of 2020 increased 33.9% as compared to the second half of 2019, primarily due to a positive price-cost effect. Operating income for the first and second halves of 2020 was also negatively impacted by foreign exchange translation impact due to the significant depreciation of Brazilian Real for the year ended December 31, 2020.

Europe
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2021	2020	2019
Sales	43,334	28,071	37,721
Depreciation	(1,252)	(1,418)	(1,261)
Net impairment reversal (charges)	218	(527)	(525)
Operating income (loss)	5,672	(1,439)	(1,101)
Crude steel production (thousand tonnes)	36,795	34,004	43,913
Flat product shipments	23,485	23,907	31,523
Long product shipments	9,236	8,550	10,360
Others and eliminations	461	416	469
Total steel shipments (thousand tonnes)	33,182	32,873	42,352
Average steel selling price (USD/tonne)	986	655	696

Management report	160
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment increased 8.2% to 36.8 million tonnes for the year ended December 31, 2021 as compared to 34.0 million tonnes for the year ended December 31, 2020, as demand and activity levels improved, including automotive, industrial production and manufacturing activity. Crude steel production increased 12.3% to 19.1 million tonnes in the first half of 2021 from 17.0 million tonnes in the first half of 2020 (impacted by the COVID-19 pandemic), including the restart of BF#B in Ghent, Belgium in March following a planned major reline. Crude steel production increased 4.1% to 17.7 million tonnes in the second half of 2021 from 17.0 million tonnes in the second half of 2020 mainly due to the factors discussed above. Operations relating to ArcelorMittal Italia were included until April 14, 2021 and then accounted for under the equity method following the formation of a public-private partnership between Invitalia and ArcelorMittal (renamed Acciaierie d'Italia). As a result, excluding the impact of the Acciaierie d'Italia deconsolidation as discussed above, steel production increased by 17.9% in the first half of 2021 and 15.1% in the second half of 2021 compared to the previous year.
Crude steel production for the Europe segment decreased 22.6% to 34.0 million tonnes for the year ended December 31, 2020 as compared to 43.9 million tonnes for the year ended December 31, 2019. Adjusting for the impact of the sale of remedy assets related to the acquisition of ArcelorMittal Italia in 2019, production decreased 18.6%. In the first half of 2020, crude steel production decreased 30.5% to 17.0 million tonnes from 24.5 million tonnes in the first half of 2019, primarily driven by weak demand caused by the COVID-19 pandemic and lockdown measures in response to the COVID-19 pandemic and the impact of the sale of remedy assets mentioned above. In particular, the Company announced measures on March 19, 2020 to reduce production and the temporary idling of steel making and finishing assets, including operations in Italy, France, Spain, Germany, Belgium and Poland which continued in the second quarter of 2020. In the second half of 2020, crude steel production decreased 12.6% to 17.0 million tonnes from 19.5 million tonnes in the second half of 2019, in line with the improved activity levels described above. Despite the sequential improvement, steel demand remained well below pre-crisis levels. Although the Company had restarted capacity in the second half of 2020, some steel-making capacity during the last quarter of 2020 remained idled, including a blast furnace at Ghent, Belgium that restarted on March 1, 2021 following a major reline. In addition, in the second half of 2019, the Company had implemented production cuts announced in May 2019 for approximately 4.2 million tonnes of annualized production to bring supply in line with addressable demand.
Steel shipments were 33.2 million tonnes for the year ended December 31, 2021, a marginal 0.9% increase from steel shipments of 32.9 million for the year ended December 31, 2020. Excluding the impact of Acciaierie d'Italia, shipments increased 8.9% as compared to 2020. Steel shipments increased 7.4% to 17.3 million tonnes in the first half of 2021, from 16.1 million tonnes in the first half of 2020 (impacted by the COVID-19 pandemic), due to higher flat and long steel shipments, as demand and activity levels improved. Steel shipments decreased 5.3% in the second half of 2021 compared to the second half of 2020, primarily due to the lower shipments related to the deconsolidation of ArcelorMittal Italia (on a comparable basis, steel shipments in the second half of 2021 were 6.3% higher than in the second half of 2020).
Steel shipments were 32.9 million tonnes for the year ended December 31, 2020, a 22.4% decrease from 42.4 million steel shipments for the year ended December 31, 2019. On a comparable basis, adjusting for the exit of the remedy asset sales related to the acquisition of ArcelorMittal Italia in June 2019, shipments decreased 18.6%. Steel shipments decreased 31.0% to 16.1 million tonnes in the first half of 2020, from 23.4 million tonnes in the first half of 2019, including the lower shipments related to the sale of remedy assets for the ArcelorMittal Italia acquisition on June 30, 2019, primarily driven by lower industrial activity and steel demand due to the pandemic impact. Steel shipments in Europe started to decline in the latter part of March and early in the second quarter of 2020 due to the pandemic containment measures implemented. Steel shipments decreased 11.8% in the second half of 2020 compared to the second half of 2019, primarily due to the impacts of the COVID-19 pandemic.
Average steel selling prices increased 50.6% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in line with the higher market prices. Average steel selling prices increased 38.0% during the first half of 2021 as compared to the first half of 2020 and increased 63.8% during the second half of 2021 as compared to the second half of 2020.
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

161	Management report
Sales
Sales in the Europe segment were $43.3 billion for the year ended December 31, 2021, representing a 54.4% increase as compared to sales of $28.1 billion for the year ended December 31, 2020, primarily due to a 50.6% increase in average steel selling prices and a 0.9% increase in steel shipments. Sales increased by 48.9% and 59.5% in the first and second half of 2021, respectively, as compared to the first and second half of 2020.
Sales in the Europe segment were $28.1 billion for the year ended December 31, 2020, representing a 25.6% decrease as compared to sales of $37.7 billion for the year ended December 31, 2019, primarily due to a 5.8% decrease in average steel selling prices and a 22.4% decrease in steel shipments. Sales decreased by 35.6% and 13.2% in the first and second half of 2020 as compared to the first and second half of 2019, respectively.
Operating income (loss)
Operating income for the Europe segment for the year ended December 31, 2021 was $5.7 billion as compared to operating loss of $1.4 billion for the year ended December 31, 2020. Operating income was significantly higher in 2021 mainly due to significant positive price cost effect offset in part by higher energy prices and a $55 million provision related to early retirement scheme in Spain in the fourth quarter of 2021. Operating income for the year ended December 31, 2021 also included a $218 million impairment reversal relating to the Sestao facility in Spain as a result of improved cash flow projections in the context of the Company's decarbonization plans in Spain following the restart of operations in 2021. Operating income was $1.9 billion for the first half of 2021 as compared to operating loss of $654 million for the fist half of 2020, primarily due to higher steel shipments and a positive price-cost effect. Operating income was significantly higher at $3.8 billion for the second half of 2021 as compared to operating loss of $785 million for the second half of 2020 due to a positive price-cost effect and the above-mentioned Sestao impairment reversal, offset in part by lower steel shipments (due to deconsolidation of ArcelorMittal Italia) and higher energy prices in the fourth quarter of 2021. Operating loss in the first half of 2020 included an impairment charge of $0.1 billion related to the coke plant in Florange, France, which was closed at the end of April 2020 and inventory related charges of $191 million due to a weaker steel pricing outlook driven by the pandemic impacts. Operating loss in the second half of 2020, included impairment charges of $331 million related to the plate assets classified as held for sale, $104 million related to the closure of the blast furnace and the steel plant in Krakow (Poland) as well as $146 million related to its site restoration and termination charges.
Operating loss for the Europe segment was $1.4 billion for the year ended December 31, 2020 as compared to $1.1 billion for the year ended December 31, 2019. The operating loss was impacted by lower steel shipments and average steel selling prices driving a negative price-cost effect, partly offset by fixed cost reduction and improved performance at ArcelorMittal Italia.

ACIS
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2021	2020	2019
Sales	9,854	5,737	6,997
Depreciation	(450)	(492)	(499)
Impairment	—	—	(102)
Operating income	2,705	209	31
Crude steel production (thousand tonnes)	11,366	10,171	12,998
Flat product shipments	7,883	7,685	7,425
Long product shipments	2,473	2,190	4,112
Others and eliminations	4	6	10
Steel shipments (thousand tonnes)	10,360	9,881	11,547
Average steel selling price (USD/tonne)	780	464	517
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment increased 11.7% to 11.4 million tonnes for the year ended December 31, 2021 from 10.2 million tonnes for the year ended December 31, 2020. In the first half of 2021, crude steel production increased 14.2% to 5.7 million tonnes from 5.0 million tonnes in the first half of 2020, primarily due to improved production performance in Kazakhstan and South Africa. Crude steel production for the first half of 2020, was negatively impacted by weak demand caused by the pandemic effects in all regions, in particular due to the lockdown measures in South Africa. In the second half of 2021, crude steel production increased 9.4% to 5.7 million tonnes from 5.2 million tonnes in the second half of 2020, primarily due to increased production in Ukraine and South Africa. Crude steel production was lower in the fourth quarter of 2021 as compared to the third quarter of 2021 due to planned and unplanned maintenance in Ukraine and South Africa.

Management report	162
Crude steel production for the ACIS segment decreased 21.7% to 10.2 million tonnes for the year ended December 31, 2020 from 13.0 million tonnes for the year ended December 31, 2019. In the first half of 2020, crude steel production decreased 24.7% to 5.0 million tonnes from 6.6 million tonnes in the first half of 2019, primarily due to weak demand caused by the pandemic effects in all regions, in particular due to the lockdown measures in South Africa as well as the impact of the permanent closure of the Saldanha facility in South Africa. During the second quarter of 2020, ArcelorMittal South Africa took several steps, including significant production cuts across all operations, to support the country's lockdown measures. The economic activity levels remained weak and having reassessed its strategic asset footprint for 2020, the Company decided to idle blast furnace C at Vanderbijlpark, and the Vereeniging electric arc furnace until demand recovered. With the improvement in demand, the Vereeniging electric arc furnace continued to operate in 2020 and blast furnace C was restarted in December 2020.
In the second half of 2020, crude steel production decreased 18.8% to 5.2 million tonnes from 6.4 million tonnes in the second half of 2019, primarily due to the impact of COVID-19 on the demand which remained well below pre-crisis levels, and the impact of the permanent closure of the Saldanha facility.
Steel shipments for the year ended December 31, 2021 increased by 4.8% to 10.4 million tonnes as compared to 9.9 million tonnes for the year ended December 31, 2020, primarily due to improved demand.
Steel shipments for the year ended December 31, 2020 decreased by 14.4% to 9.9 million tonnes as compared to 11.5 million tonnes for the year ended December 31, 2019 mainly due to the COVID-19 pandemic impact in South Africa as well as the impact of permanent closure of the Saldanha facility, partially offset by improved shipments in Kazakhstan.
Average steel selling prices increased 68.2% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in line with the higher market prices. Average steel selling prices increased 65.3% and 71.7% in the first and second half of 2021 as compared to the first and second half in 2020, respectively. Steel selling prices decreased however 6.3% in the fourth quarter of 2021 as compared to the third quarter of 2021.
Average steel selling prices decreased 10.2% for the year ended December 31, 2020 as compared to the year ended December 31, 2019 in line with lower market prices. Average steel selling prices decreased 18.0% and 1.4% in the first and second half of 2020, respectively compared to the same periods in 2019.
Sales
Sales in the ACIS segment were $9.9 billion for the year ended December 31, 2021, representing a 71.8% increase as compared to the year ended December 31, 2020, primarily due to a 68.2% increase in average steel selling prices and to a lower extent a 4.8% increase in steel shipments.
Sales in the ACIS segment were $5.7 billion for the year ended December 31, 2020, representing an 18.0% decrease as compared to the year ended December 31, 2019, primarily due to a 10.2% decrease in average steel selling prices and a 14.4% decrease in steel shipments.
Operating income
Operating income for the ACIS segment was $2.7 billion for the year ended December 31, 2021 as compared to $209 million for the year ended December 31, 2020 due to a positive price cost-effect and higher steel shipment volumes offset in part by higher energy prices.
Operating income for the ACIS segment was $209 million for the year ended December 31, 2020 as compared to $31 million for the year ended December 31, 2019. Operating income for the year ended December 31, 2019 was negatively impacted by impairment charges ($0.1 billion related to ArcelorMittal South Africa (of which $75 million related to the fixed assets of the Newcastle facility as a result of lower domestic volume forecasts and $20 million related to the closure of the Saldanha facility) and $0.1 billion of closure and retrenchment costs related to the Saldanha facility in relation to the announced Section 189 process). Operating income for the year ended December 31, 2020 was positively impacted by lower costs including the benefit from currency depreciation on local currency denominated costs which partially offset the impact of lower shipments and selling prices.

Mining
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2021	2020	2019
Sales	4,045	2,785	2,664
Depreciation	(228)	(243)	(237)
Operating income	2,371	1,247	1,026
Iron ore production (million tonnes)	26.2	28.3	28.3
Iron ore shipments (million tonnes)	26.0	28.4	28.8

163	Management report

	Note			For the year ended December 31,
Iron ore production (million metric tonnes)	1	Type	Product	2021	2020	2019
AMMC		Open pit	Concentrate, lump, fines and pellets	22.0	23.2	23.9
ArcelorMittal Liberia Ltd		Open pit / Underground	Fines	4.2	5.1	4.4
Total iron ore production				26.2	28.3	28.3
1.Total of all finished production of fines, concentrate, pellets and lumps.
Production
The Mining segment had iron ore production of 26.2 million tonnes for the year ended December 31, 2021, a 7.5% decrease compared to the year ended December 31, 2020. Iron ore production decreased 9.9% for the first half of 2021 compared to the first half of 2020 primarily due to the impact of a four week labor strike action (and subsequent ramp up to full operations) and production impacts in Liberia following a rail accident in the second quarter of 2021. Iron ore production decreased 5.9% in the second half of 2021 compared to the second half of 2020 primarily due to the continuing impact of a rail accident as discussed above and heavy seasonal monsoon rains in the third quarter of 2021 in Liberia.
The Mining segment iron ore production of 28.3 million tonnes for the year ended December 31, 2020 remained stable as compared to the year ended December 31, 2019. Iron ore production decreased 9.2% for the first half of 2020 compared to the first half of 2019 primarily due to the lower production in AMMC. The direct impact of the COVID-19 pandemic on the mining operations was minimal with some initial impact at AMMC during the early part of the second quarter of 2020. The operations in AMMC resumed normal activity in early May 2020. Iron ore production increased 10.5% for the second half of 2020 compared to the second half of 2019 primarily due to higher production at AMMC. Iron ore production in 2019 had been impacted by an electrical failure at AMMC in the third quarter of 2019 which led to a temporary stoppage of the concentrator followed by a slow ramp-up in the fourth quarter of 2019.
Sales
Sales in the Mining segment were $4.0 billion for the year ended December 31, 2021, representing a 45.2% increase as compared to the year ended December 31, 2020. Sales in the first half of 2021 were 82.8% higher at $2.1 billion compared to the same period in 2020 primarily due to higher seaborne iron ore reference prices and higher quality premia offset in part by decreased shipment volumes due to lower production. Sales in the second half of 2021 were 19.6% higher at $2.0 billion compared to the same period in 2020 primarily driven by higher seaborne iron ore reference prices and quality premia offset in part by lower shipments volumes. Iron ore shipments were 26.0 million tonnes for the year ended December 31, 2021, representing a 8.4% decrease as compared to 28.4 million tonnes for the year ended December 31, 2020 mainly due to lower production as described above.
Sales in the Mining segment were $2.8 billion for the year ended December 31, 2020, representing an 4.6% increase as compared to the year ended December 31, 2019. Sales in the first half of 2020 were 23.7% lower at $1.1 billion compared to the same period in 2019 and in the second half of 2020 they were 40.0% higher at $1.7 billion compared to the same period in 2019 reflecting higher sales at both AMMC and in Liberia. Iron ore shipments were 28.4 million tonnes for the year ended December 31, 2020, representing a 1.2% decrease as compared to 28.8 million tonnes for the year ended December 31, 2019 mainly due to lower production in the first half of 2020 as described above.
Sales to external customers were $1.6 billion for the year ended December 31, 2021, representing an increase of 38.4% as compared to the year ended December 31, 2020 due to higher selling prices partly offset by lower shipments.
Iron ore shipments to external customers were 10.1 million tonnes for the year ended December 31, 2021, representing a decrease of 16.5% as compared to 12.1 million tonnes for the year ended December 31, 2020, primarily driven by lower production in AMMC and Liberia.
Sales to external customers were $1.2 billion for the year ended December 31, 2020, representing a 20.8% increase as compared to the year ended December 31, 2019 mainly due to higher external shipments and seaborne iron ore reference prices and lower freight costs. Iron ore shipments to external customers were 12.1 million tonnes for the year ended December 31, 2020 as compared to 10.9 million tonnes for the year ended December 31, 2019, primarily driven by higher shipments in AMMC.
The average reference iron ore price was $159.9 per tonne in 2021, $109.0 per tonne in 2020 and $93.6 per tonne in 2019 (delivered to China, normalized to Qingdao and 62% Fe US $ per tonne, Metal Bulletin). However, there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time. See also quarterly reference prices in "Raw materials" above.
Operating income
Operating income for the Mining segment was $2.4 billion for the year ended December 31, 2021 as compared to $1.2 billion for the year ended December 31, 2020, primarily driven by the

Management report	164
increase in iron ore reference prices. Operating income increased to $1.3 billion in the first half of 2021 compared to $0.4 billion in the first half of 2020, primarily due to higher seaborne iron ore reference prices and higher quality premia, offset in part by lower iron ore shipments and higher freight costs. Operating income increased to $1.1 billion in the second half of 2021 as compared to $0.8 billion in the second half of 2020. Operating income was significantly higher in the third quarter of 2021 as compared to the third quarter of 2020, primarily due to higher iron ore reference prices. Operating income was lower in the fourth quarter of 2021 as compared to fourth quarter of 2020 and the third quarter of 2021, primarily due to lower iron ore reference prices (17.1% and 32.3%, respectively) while shipments were marginally higher as compared to the third quarter of 2021 but lower as compared to the fourth quarter of 2020.
Operating income for the Mining segment was $1.2 billion for the year ended December 31, 2020 as compared to $1.0 billion for the year ended December 31, 2019, primarily driven by the increase in iron ore reference prices. Operating income was $0.4 billion and $0.8 billion in the first and second half of 2020, respectively, as operating performance improved in the second half due to improved shipments and higher reference prices.
Income or loss from investments in associates, joint ventures and other investments
Income from investments in associates, joint ventures and other investments was $2.2 billion for the year ended December 31, 2021, compared to $234 million for the year ended December 31, 2020. Income in 2021 was significantly higher due to the improved contribution from Calvert reflecting improved market prices, higher hot strip mill production1 (18.9% increase from 4.0 million tonnes in 2020 to 4.8 million tonnes in 2021) and higher shipments2 (16.3% increase from 3.9 million tonnes in 2020 to 4.5 million tonnes in 2021). In addition, despite the onset of further lockdowns related to the second wave of COVID-19 pandemic negatively impacting domestic demand, AMNS India was able to maintain robust production levels (11.7% increase from 6.6 million tonnes in 2020 to 7.4 million tonnes in 2021) and utilize its coastal location to divert tonnes to the export market (shipments increased by 10.6% from 6.3 million tonnes in 2020 to 6.9 million tonnes in 2021). Income in 2021 was also significantly higher due to the improved contribution of European investees as well as the annual dividend received from Erdemir of $89 million. Income from investments in associates, joint ventures and other investments in 2020 included positive contributions from AMNS India offset in part by the negative impact of the COVID-19 pandemic on investees including a $211 million impairment of the Company's investment in DHS (Germany).
1.Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
2.Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.
ArcelorMittal recorded income of $234 million from investments in associates, joint ventures and other investments for the year ended December 31, 2020, as compared to $347 million for the year ended December 31, 2019 and included a positive contribution from AMNS India offset in part by the negative impact of the COVID-19 pandemic on other investees including a $211 million impairment of the Company's investment in DHS (Germany) following the revised future cash flow expectations. AMNS India performed strongly in 2020 with crude steel production of 6.5 million tonnes and V-shaped demand recovery post COVID-19 lockdowns (with the second quarter and particularly April impacted by lockdown measures). The annual dividend income from Erdemir was lower at $12 million as compared to $93 million in 2019.
Financing costs-net
Financing costs-net include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities).
Net financing costs were lower at $1.2 billion for the year ended December 31, 2021 as compared to $1.3 billion for the year ended December 31, 2020. Net interest expense (interest expense less interest income) was lower at $278 million for the year ended December 31, 2021 as compared to $421 million for the year ended December 31, 2020, following debt repayments and liability management.
Foreign exchange losses were 155 million as compared to foreign exchange gains of $107 million for the years ended December 31, 2021 and 2020, respectively.
Other net financing costs (including expenses related to true sale of receivables, bank fees, interest on pensions and fair value adjustments of the call option of the mandatorily convertible bond and derivative instruments) were $0.7 billion for the year ended December 31, 2021 compared to $0.9 billion for the year ended December 31, 2020, and included mark-to-market losses related to the mandatory convertible bond call option totaling $44 million as compared to $68 million for the year ended December 31, 2020. Other net financing costs for 2021 also included $130 million early bond redemption premiums and fees as compared to $120 million in 2020, $163 million of charges relating to unfavorable court decision in an arbitration case over the price formula stated in the supply agreement with the associate Sitrel and $61 million of charges in connection with the early redemption of $395 million in aggregate principal amount of MCNs. Pension expenses are

165	Management report
lower in 2021 by $0.2 billion as compared with 2020 following the disposal of ArcelorMittal USA.

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
Income tax expense (benefit)
ArcelorMittal recorded an income tax expense of $2.5 billion for the year ended December 31, 2021 as compared to $1.7 billion for the year ended December 31, 2020. The $493 million deferred tax benefit in 2021 mainly included recognition of deferred tax assets in Luxembourg following increase in the future taxable income expectation on unrealized gains on emission rights and energy derivative instruments. The deferred tax expense in 2020 mainly included derecognition of deferred tax assets recorded in Luxembourg following the sale of ArcelorMittal USA ($624 million), due to anticipated lower intra-group income from ArcelorMittal USA (primarily lower branding, R&D fees and interest income).
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

Management report	166
The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2021, 2020 and 2019 are as set forth below:

	2021		2020		2019
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
Argentina	103	35.00%	21	25.00%	3	25.00%
Belgium	149	25.00%	(60)	25.00%	(37)	25.00%
Brazil	943	34.00%	53	34.00%	84	34.00%
Canada	835	25.90%	274	25.90%	234	25.90%
France	231	25.82%	(158)	25.82%	(164)	25.82%
Germany	134	30.30%	(181)	30.30%	(124)	30.30%
Italy	(8)	24.00%	(145)	24.00%	(254)	24.00%
Kazakhstan	149	20.00%	(15)	20.00%	52	20.00%
Liberia	16	25.00%	39	25.00%	31	25.00%
Luxembourg	660	24.94%	327	24.94%	407	24.94%
Mexico	238	30.00%	(84)	30.00%	(105)	30.00%
Poland	155	19.00%	(54)	19.00%	(27)	19.00%
South Africa	136	28.00%	(35)	28.00%	(92)	28.00%
Spain	70	25.00%	(87)	25.00%	(73)	25.00%
Ukraine	202	18.00%	(1)	18.00%	(21)	18.00%
United States	58	21.00%	209	21.00%	(382)	21.00%
Others	75		33		—
Total	4,146		136		(468)
Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.
Non-controlling interests
Net income attributable to non-controlling interests was $609 million for the year ended December 31, 2021 as compared to $155 million for the year ended December 31, 2020. Net income attributable to non-controlling interests increased in 2021 primarily as a result of the improved operating performance.
Net income attributable to non-controlling interests was $155 million for the year ended December 31, 2020 as compared to $63 million for the year ended December 31, 2019. Net income attributable to non-controlling interests increased in 2020 primarily as a result of the improved operating performance of ArcelorMittal South Africa.
Net income attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent was $15.0 billion for the year ended December 31, 2021, compared to net loss of $0.7 billion in 2020. The net loss attributable to equity holders of the parent was $2.5 billion for the year ended December 31, 2019.
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
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

167	Management report
As of December 31, 2021, ArcelorMittal’s cash and cash equivalents, restricted cash and other restricted funds amounted to $4.4 billion (including restricted cash and other restricted funds of $156 million, of which $89 million relating to various environmental obligations, true sales of receivables programs and letter of credits issued in ArcelorMittal South Africa) as compared to $6.0 billion (including restricted cash and other restricted funds of $363 million, of which $56 million relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and $260 million with respect to a cash collateral provided by the Company until collection of TSR receivables retained in ArcelorMittal USA after disposal) as of December 31, 2020. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of December 31, 2021 and 2020. For information on the currencies of cash and cash equivalents, restricted cash and other restricted funds, see note 6.1.4 to the consolidated financial statements.
As of December 31, 2021, ArcelorMittal’s total debt, which includes long-term debt and short-term debt was $8.4 billion, compared to $12.3 billion as of December 31, 2020.
Net debt (defined as long-term debt ($6.5 billion) plus short-term debt ($1.9 billion), less cash and cash equivalents, restricted cash and other restricted funds ($4.4 billion) was $4.0 billion as of December 31, 2021, down from $6.4 billion at December 31, 2020, comprised of long-term debt ($9.8 billion) plus short-term debt ($2.5 billion), less cash and cash equivalents, restricted cash and other restricted funds ($6.0 billion). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2021 and 2020 was 8% and 16% respectively.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. ArcelorMittal's long-term credit rating was upgraded on August 9, 2021 by Moody's to 'Baa3' with stable outlook and on September 23, 2021 by Fitch to 'BBB-' with stable outlook. In February 2021, Standard & Poor's revised ArcelorMittal's outlook to stable and affirmed a long-term credit rating of 'BBB-' as described in the Risk Factors above. See "Introduction—Risk factors—Risks related to ArcelorMittal's financial position and organizational structure—"ArcelorMittal's indebtedness could have an adverse impact on its results of operations and financial position, and the market's perception of ArcelorMittal's leverage may affect its share price."
ArcelorMittal's $5.5 billion revolving credit facility (see "Principal credit facilities" below) contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The agreement also previously required compliance with a financial covenant, as summarized below.
Prior to the amendment described below and the change in the Company's long-term credit ratings described above, the Company was required to ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facility) did not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1. On April 13, 2021, ArcelorMittal's revolving credit facility was amended so that the Leverage Ratio financial covenant would permanently cease to apply in the event that the Company obtained an investment grade long-term credit rating (with stable outlook) from two rating agencies (which was obtained from Moody's and Fitch in 2021, as described above). On April 27, 2021, the revolving credit facility was also amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes and was fully available as of December 31, 2021.
Non-compliance with the covenants in the Company’s borrowing agreements would have entitled the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2021.
As of December 31, 2021, ArcelorMittal had guaranteed $89 million of debt of its operating subsidiaries compared to $140 million as of December 31, 2020. See also note 9.4 to the consolidated financial statements for a description of guarantees by ArcelorMittal for joint ventures indebtedness of $4.3 billion as of December 31, 2021 including $3.1 billion issued on behalf of AMNS India, $279 million issued on behalf of Calvert, $323 in relation to outstanding lease liabilities for vessels operated by Global Chartering and $175 million on behalf of Al Jubail. ArcelorMittal’s debt facilities have provisions

Management report	168
whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.
In particular, with respect to joint ventures, on March 16, 2020, the parent company of AMNS India entered into a $5.1 billion ten-year term loan agreement with Japan Bank for International Cooperation, MUFG Bank LTD., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch). The proceeds of the loan were used to refinance in full the amounts borrowed by it in connection with the acquisition of AMNS India, including the amounts borrowed under the $7 billion bridge term facilities agreement guaranteed by ArcelorMittal. The obligations under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%. The guarantee provided by ArcelorMittal included the same “Leverage Ratio” financial covenant as that described above for its $5.5 billion revolving credit facility dated December 19, 2018. On April 28, 2021, the syndicate of Japanese banks agreed that the Leverage Ratio financial covenant would fall away in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies (which occurred in 2021, as described above).
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2021.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of December 31, 2021	2022	2023	2024	2025	2026	>2026	Total
Bonds	0.6	1.3	0.9	1.0	0.4	1.6	5.8
Commercial paper	0.5	—	—	—	—	—	0.5
Lease liabilities and other loans	0.8	0.3	0.2	0.2	0.1	0.5	2.1
Total gross debt	1.9	1.6	1.1	1.2	0.5	2.1	8.4
As of December 31, 2021, the $5.5 billion revolving credit facility was fully available.
The average debt maturity of the Company was 5.8 years as of December 31, 2021, as compared to 5.2 years as of December 31, 2020.
Further information regarding ArcelorMittal’s outstanding short-term and long-term indebtedness as of December 31, 2021, including the breakdown between fixed rate and variable rate debt, is set forth in note 6 to the consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 6 to the consolidated financial statements.
Financings
ArcelorMittal’s principal credit facilities are described below, for further information on its existing credit facilities and several debt financing and repayment transactions completed during 2021, please refer to note 6 to the consolidated financial statements.
Principal credit facilities
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility replaced the $5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporates a single tranche of $5.5 billion. On November 27, 2019 and on November 26, 2020, ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025 respectively. The commitments are $5.5 billion until December 19, 2023 and $5.4 billion until December 19, 2025. As of December 31, 2021, the $5.5 billion revolving credit facility was fully available.
On September 30, 2010, ArcelorMittal entered into a $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and September 30, 2014 to reduce its amount to $450 million and to $350 million, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which matures on July 31, 2022. On August 5, 2020 the maturity of the Letter of Credit Facility was extended to July 31, 2023. On November 25, 2020 the amount of the Letter of Credit Facility was increased to $395 million. On June 25, 2021 the maturity of the Letter of Credit Facility was extended to July 31, 2024.
Mandatory convertible bond
Please refer to notes 6.3 and 11.2 to the consolidated financial statements.
Mandatory convertible notes
On December 23, 2021, ArcelorMittal signed separate, privately negotiated exchange agreements with a limited number of holders of the MCNs redeeming $395 million in aggregate

169	Management report
principal amount of MCNs at the minimum conversion ratio for an aggregate cash consideration of $1,196 million including a premium of $28 million. Following completion of the repurchases, $608 million aggregate principal amount of the MCNs remained outstanding as of December 31, 2021. See note 11.2 to the consolidated financial statements.
Working capital management
The Company makes drawdowns from and repayments on the Facility in the framework of its cash management. In addition, the Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”)). As of December 31, 2021, the total amount of trade accounts receivables sold amounted to $5.2 billion. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 83 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $2.7 billion of trade payables were subject to early discount by its suppliers in 2021 as compared to $2.0 billion in 2020). Given the nature and large diversification of its supplier base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of December 31, 2021, a 5 day reduction in trade payable days would result in a trade payables decrease by $760 million.
ArcelorMittal's material cash requirements in the near and medium term
The Company's cash requirements in the near and medium term are primarily driven by the current commitments, obligations and other arrangements in place as of December 31, 2021. ArcelorMittal has various purchase commitments for materials, supplies and capital expenditure incidental to the ordinary course of business. As of December 31, 2021, ArcelorMittal had various outstanding obligations mostly related to:
•Guarantees, pledges and other collateral related to financial debt and credit lines given on behalf of third parties and joint ventures,
•Capital expenditure commitments mainly related to commitments associated with investments in expansion and improvement projects by various subsidiaries,
•Other commitments comprising mainly commitments incurred for gas supply to electricity suppliers.
These commitments, obligations and other arrangements will become due in 2022 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. For further details on commitments and obligations, please refer to note 9.4 to the consolidated financial statements. ArcelorMittal also has various environmental commitments and asset retirement obligations as of December 31, 2021. For further details on environmental commitments and asset retirement obligations, please refer to note 9.1 to the consolidated financial statements.
The Company expects to service its cash requirements in the near and medium-term with net cash provided by operating activities. In the future, the Company may enter into additional financing facilities if required. For additional information on near and medium term cash requirements, see "Outlook".
Earnings distribution
ArcelorMittal held 71.9 million shares in treasury as of December 31, 2021, as compared to 22.1 million shares as of December 31, 2020. As of December 31, 2021, the number of shares held by the Company in treasury represented approximately 7.32% of the Company’s total issued share capital. On January 14, 2022, ArcelorMittal cancelled 45 million treasury shares to keep the number of treasury shares within appropriate levels. Following these cancellations, the aggregate number of shares issued and fully paid up decreased from 982,809,772 to 937,809,772.
On January 31, 2018, the Company announced that the Board had agreed on a new dividend policy which was approved by the shareholders at the annual general meeting of shareholders in May 2018. Given the Company's then de-leveraging focus, dividends began at $0.10/share in 2018 (paid from 2017 results). The Company announced that it intended to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, return a percentage of net cash provided by operating activities annually. The Company paid the base dividend in 2019 (paid from 2018 earnings) of $0.20 per share to the shareholders. On February 4, 2020, given the resilient cash flow and progress towards its net debt target, the Board proposed a base dividend of $0.30 per share for 2020 (in respect of 2019). However, against the

Management report	170
backdrop of significant cost savings measures being taken across the business due to the COVID-19 pandemic, the Board determined during the second quarter of 2020 it both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalized.
Following the achievement of the Group’s net debt target, and in line with its previous statements, the Board of Directors approved during the first quarter of 2021 a new capital return policy. See "History and development of the Company—Capital return policy". According to this policy, the Board recommended a $0.30/share base dividend, subject to the approval of shareholders, which was given at the annual general meeting of shareholders on June 8, 2021. The dividend amounted to $325 million ($312 million net of dividends paid to subsidiaries holding treasury shares) and was paid on June 15, 2021. After paying this base dividend, the Company has also implemented share buyback programs and MCN repurchases as part of its capital return policy.
In February 2022, the Board of Directors recommended an increase of the base annual dividend to $0.38/share, from $0.30/share, to be paid in June 2022, subject to the approval of shareholders at the annual general meeting of shareholders in May 2022. In addition, the Company has initiated a new $1 billion share buyback program for the first half of 2022. This is the maximum based on the current authorization provided by shareholders at the annual general meeting of shareholders in June 2021. Additional authorization to repurchase shares will be sought from shareholders at the 2022 annual general meeting of shareholders.
Pension/OPEB liabilities
The defined benefit liabilities for employee benefits decreased by $0.9 billion to $3.8 billion as of December 31, 2021, as compared to $4.7 billion as of December 31, 2020 mainly as a result of the decrease in the defined benefit obligation due to higher discount rates. For additional information with respect to the Company’s pension plan and OPEB liabilities, including a breakdown by region and by type of plan, see note 8.2 to the consolidated financial statements.
Sources and uses of cash
Years ended December 31, 2021, 2020 and 2019
The following table presents a summary of cash flow of ArcelorMittal:

Summary of cash flow	For the year ended December 31,
(in $ millions)	2021	2020	2019
Net cash provided by operating activities	9,905	4,082	6,017
Net cash used in investing activities	(340)	(2,011)	(3,824)
Net cash (used in) provided by financing activities	(10,898)	(1,498)	514
Net cash provided by operating activities
For the year ended December 31, 2021, net cash provided by operating activities increased to $9.9 billion due to higher operating results, as compared with $4.1 billion for the year ended December 31, 2020. The increase in net cash provided by operating activities included an operating working capital investment of $6.4 billion as compared to an operating working capital release of $1.5 billion in 2020, including an outflow for inventories of $8.65 billion and an outflow for trade accounts receivable of $2.54 billion, partially offset by an inflow for trade accounts payable of $4.78 billion. The investment in operating working capital was mainly driven by elevated raw material prices, relatively robust finished steel prices and lower than anticipated inventory reduction.
For the year ended December 31, 2020, net cash provided by operating activities decreased to $4.1 billion, as compared with $6.0 billion for the year ended December 31, 2019. The decrease in net cash provided by operating activities was mainly due to an operating working capital release of $1.5 billion as compared to an operating working capital release of $2.2 billion in 2019, including an inflow for inventories of $1.79 billion, an outflow for trade accounts receivable of $0.08 billion, partially offset by an outflow for trade accounts payable of $0.21 billion. The operating working capital release in 2020 was driven by a significant reduction of inventories and improved receivable rotation days including lower overdue receivables. The operating working capital release of $2.2 billion in 2019 reflected an inflow for inventories of $2.47 billion, an inflow for trade accounts receivable of $0.96 billion, partially offset by an outflow of trade accounts payables of $1.24 billion.
Net cash used in investing activities
Net cash used in investing activities was $0.3 billion for the year ended December 31, 2021 as compared to $2.0 billion for the year ended December 31, 2020. Capital expenditures were $3.0 billion for the year ended December 31, 2021 as compared to $2.4 billion for the year ended December 31, 2020. Capital expenditures for the year ended December 31, 2021 were

171	Management report
marginally above the initial guidance of $2.8 billion but slightly below the revised guidance of $3.2 billion provided after the third quarter of 2021.The Company intends to continue to spend on strategic projects designed to enhance future returns through investment in selective brownfield growth and product mix improvement projects, in Mexico and Brazil, Liberia as well as ongoing decarbonization capital expenditures to meet its 2050 zero emissions target. Accordingly, the Company expects 2022 capital expenditures to increase to $4.5 billion (including the rollover of $0.2 billion that was not spent in 2021). See “Properties and capital expenditures—Capital expenditures” and "Outlook" below.
ArcelorMittal’s major capital expenditures in 2021 included the following projects: ArcelorMittal Mexico new hot strip mill, the hot strip mill modernization in ArcelorMittal Dofasco, new pellet plant in ArcelorMittal Kryvyi Rih and Steelanol project in Ghent. Capital expenditures include $0.1 billion related to ArcelorMittal Italia which has been deconsolidated from April 14, 2021 onwards.
Net cash provided by other investing activities of $2.7 billion for the year ended December 31, 2021 included mainly $2.7 billion proceeds from the sale of common shares and redemption of preferred shares of Cleveland-Cliffs and refund of $0.3 billion cash collateral related to the ArcelorMittal USA disposal (see below) offset by other investments including $80 million investments through the XCarb™ innovation fund and $25m for the acquisition of the remaining 67% interest in Condesa.
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
Net cash used in investing activities was $3.8 billion for the year ended December 31, 2019. Capital expenditures totaled $3.6 billion for the year ended December 31, 2019. Capital expenditures for the year ended December 31, 2019 were significantly below the initial guidance of $4.3 billion but marginally above the revised $3.5 billion guidance provided after the third quarter of 2019 and below the mid-year guidance of $3.8 billion as the Company adapted its capital expenditure plans to the weaker market conditions. Cash used in investing activities included:
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
ArcelorMittal's major capital expenditures in 2019 included the following projects: the ArcelorMittal Mexico new hot strip mill, the ArcelorMittal Italia environmental investment program, the new LF&CC 2&3 in ArcelorMittal Kryvyi Rih and the new walking beam furnaces at Burns Harbor, along with other ongoing projects.
Net cash provided by financing activities
Net cash used in financing activities was $10.9 billion for the year ended December 31, 2021, as compared to the net cash used in financing activities of $1.5 billion in 2020. In 2021, net cash used in financing activities included a $5.2 billion outflow with respect to the Company's five share buyback programs, $3.6 billion of net payments relating to short and long-term debt (including $2.3 billion in payments of long-term debt and $1.7 billion in payments of short-term debt), $1.2 billion for the early redemption of certain MCNs, $572 million of dividend payments (of which $312 million paid to ArcelorMittal shareholders and

Management report	172
$260 million paid to non-controlling shareholders) and $398 million for lease payments and other financing activities. For further details related to capital markets, liability management transactions and debt repayments in 2021, see note 6.1.2 to the consolidated financial statements.
Net cash used in financing activities was $1.5 billion for the year ended December 31, 2020, as compared to net cash provided by financing activities of $0.5 billion in 2019. In 2020, net cash used in financing activities included an outflow of $2.4 billion for short and long-term debt, $500 million for the share buyback program, $135 million for the purchase of Intesa San Paolo S.p.A. ("ISP")'s ownership interest in ArcelorMittal Italia, dividends of $181 million paid to non-controlling shareholders and $264 million for lease payments and other financing activities. These outflows were partially offset by inflows of $1.2 billion net proceeds from the issuance of the MCNs and $740 million net proceeds from the equity offering.
Net cash provided by financing activities was $0.5 billion for the year ended December 31, 2019. In 2019, net cash provided by financing activities included an inflow of $1.3 billion net proceeds (proceeds of $6.4 billion offset by payments of $5.1 billion) for short and long-term debt, partially offset by dividends of $332 million, a $90 million outflow related to the share buyback program and $326 million net outflows from lease payments and other financing activities.
Dividends during the year ended December 31, 2021 of $572 million included $312 million paid to ArcelorMittal shareholders and $260 million paid to non-controlling shareholders in subsidiaries. Dividends during the year ended December 31, 2020 of $181 million were paid to non-controlling shareholders in subsidiaries. Dividends paid during the year ended December 31, 2019 were $332 million, including $203 million paid to ArcelorMittal shareholders and $129 million paid to non-controlling shareholders in subsidiaries.
Equity
Equity attributable to the equity holders of the parent increased to $49.1 billion as of December 31, 2021 from $38.3 billion as of December 31, 2020 primarily due to net income attributable to the equity holders of the parent of $15.0 billion, $3.1 billion unrealized gains on derivative instruments (including $1.7 billion relating to CO2 emission rights) and instruments at FVOCI and $0.5 billion actuarial gains, partly offset by $5.2 billion share buyback programs, $1.2 billion foreign exchange losses, $0.9 billion MCNs early redemptions and $0.6 billion dividend payments . See note 11 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2021.
Equity attributable to the equity holders of the parent decreased marginally to $38.3 billion at December 31, 2020, as compared to $38.5 billion at December 31, 2019. The net loss attributable to the equity holders of the parent of $0.7 billion, foreign exchange losses of $0.9 billion, $0.3 billion actuarial losses and $0.5 billion decrease for the share buyback program were largely offset by increases of $1.1 billion for the MCNs, $0.7 billion for the equity offering and a $0.4 billion increase in the fair value of investments held in equity instruments at FVOCI.
For additional analysis of sources and uses of cash in 2019, please refer to "Operating and financial review and prospects—Liquidity and capital resources—Sources and uses of cash” in the Company's annual report for the year ended December 31, 2020.
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
Risk management
ArcelorMittal has implemented strict policies and procedures to manage and monitor financial market risks. Organizationally, supervisory functions are separated from operational functions, with proper segregation of duties. Financial market activities are overseen by the CEO and CFO, the Corporate Finance and Tax Committee and the Executive Office.
All financial market risks are managed in accordance with the Treasury and Financial Risk Management Policy. These risks are managed centrally through Group Treasury by a group specializing in foreign exchange, interest rate, commodity, internal and external funding and cash and liquidity management.

173	Management report
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
The tables below illustrate the impact of an appreciation and a depreciation of the U.S. dollar of 10% against the euro, on the conversion of the net debt of ArcelorMittal into U.S. dollar as of December 31, 2021 and December 31, 2020. The impact on net debt denominated in a currency different than the euro, is computed based on historical data of how such currency would move against the U.S. dollar when the U.S. dollar appreciates/depreciates 10% against the euro. A positive sign means an increase in the net debt.

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2021	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	25	(34)
Brazilian real	8	(9)
Euro	(325)	325
Moroccan dirham	4	(5)
Polish zloty	(15)	19
South African rand	14	(17)
Other	2	(3)

Management report	174

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2020	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	(31)	20
Brazilian real	(6)	5
Canadian dollar	(14)	15
Euro	(444)	444
Moroccan dirham	9	(10)
Polish zloty	(10)	12
Other	16	(20)
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
Interest rate sensitivity
Cash balances, which are primarily composed of euros and U.S. dollar, are managed according to the short term (up to one year) guidelines established by senior management on the basis of a daily interest rate benchmark, primarily through short-term currency swaps, without modifying the currency exposure.
Interest rate risk on debt
ArcelorMittal’s policy consists of incurring debt at fixed and floating interest rates, primarily in U.S. dollar and euros according to general corporate needs. Interest rate and currency swaps are utilized to manage the currency and/or interest rate exposure of the debt.
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
In case of natural gas, ArcelorMittal has a portfolio with 80% integrated capacity which means off take gases from the plant are recycled and utilized as input. Overall, the Company has hedged 50% of its requirement on 6 month rolling basis with other strategic long term hedges in place. For certain jurisdictions like Canada, energy requirements are mainly fulfilled through nuclear or hydro power.
With respect to emission rights, ArcelorMittal is partially hedged for the first half of phase 4 of ETS system. In 2021, the Company has not utilized any of its hedges and has fulfilled its shortfall requirements with spot purchases by strategically buying certificates in planned manner. As of December 31, 2021, the prices of hedged positions are significantly lower than the average prices of 2021.
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
Outlook
Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) in 2022 to grow between 0% to 1.0% (versus growth of 4% in 2021).
Economic activity progressively improved during 2021 as lockdown measures eased and the global steel industry benefited from a favorable supply demand balance supporting increasing utilization and improved demand. Although there is some moderation of the tight market conditions (and subject to pandemic-related macroeconomic uncertainties), the Company expects overall ASC to grow in 2022 versus 2021 with regional differences highlighted below:
•In the US, ASC is expected to grow within a range of 1.0% to 3.0% in 2022 (versus an estimated 20.0% growth in 2021). Automotive is expected to grow strongly as semi-conductor shortages ease and manufacturing sectors are

175	Management report
supported by strong order backlogs and low inventory of finished goods. Infrastructure is expected to grow due to beginnings of support from the $1.2 trillion infrastructure plan.
•In Europe, ASC is expected to grow within a range of 0.0% to 2.0% in 2022 (versus an estimated 14.0% growth in 2021). Automotive is expected to grow strongly, with moderate growth in infrastructure and construction to support underlying demand.
•In Brazil, ASC is expected to decline in 2022 in the range of 8.0 to 10.0% (versus a healthy 23.0% estimated growth in 2021). While ASC is expected to decline due to destocking, real demand is expected to increase moderately in 2022 with a recovery in automotive output offset by weakness in other steel-consuming sectors.
•In the CIS, ASC in 2022 is expected to grow within a range of 0.0% to 2.0% (versus a 3.0% estimated growth in 2021).
•In India, ASC in 2022 is expected to grow within a range of 6.0% to 8.0% (versus 17.0% estimated growth in 2021).
•As a result, overall World ex-China ASC in 2022 is expected to grow within the range of 2.5% to 3.0% (versus 11.0% in 2021) supported by mild growth in the Company's core developed markets and stronger growth in India, offset by weakness in Brazil.
•In China, overall demand is expected to continue to decline in 2022 between 0.0% to 2.0% (versus estimated decline of 2.0% in 2021); weak real estate is partially offset by a small pick-up in infrastructure
Given the mild growth anticipated in ex-China ASC in 2022 versus 2021 (2.5% to 3.0% as described above), in 2022 the Company expects steel shipments to grow by 3.0% versus 2021 levels (including some mix benefits and recovery post logistics issues in 2021) and strong operating income and cash flow from operations including the substantial benefits from the recently renegotiated annual contracts with automotive OEMs. While the restocking effect has run its course with inventories returning to normal levels in 2021, the Company expects real demand recovery to continue, and this is expected to support further apparent demand growth in 2022, particularly if the automotive supply chain constraints ease. The medium to longer term fundamental outlook for steel is positive. The global steel industry is expected to benefit from the structural changes that are occurring, including China’s focus on decarbonization and removal of VAT rebates on steel exports, and the actions taken by various governments to protect against the threats of unfair trade.
Based on current market conditions together with impacts from higher automotive contract price resets, the Company expects a further working capital investment in the first quarter of 2022. The 2022 full year working capital requirements will be determined by market dynamics and are expected to be consistent with operating income evolution (with the aim to return working capital rotation days to targeted levels by year-end).
In terms of cost saving, the Company has announced a new three year $1.5 billion value plan focused on creating value through well-defined commercial and operational initiatives. This plan does not include the the impact of strategic projects. The plan includes commercial initiatives, including to improve volume and mix, as operational improvements (primarily in variable costs). The plan aims at protecting the operating income potential of the business from rising inflationary pressures; improving its relative competitive position vis-a-vis its peers and supporting sustainably higher profits.
In addition, capital expenditures are expected to increase from $3.0 billion in 2021 to $4.5 billion in 2022. Including $0.2 billion of carry-over from 2021, capital expenditures excluding strategic capital expenditures are expected to be $3.1 billion in 2022. Decarbonization capital expenditures are expected to be $0.3 billion in 2022 (net of government support). Capital expenditures relating to strategic projects are expected to be $1.1 billion including the mix/growth investments at Vega and Monlevade in Brazil, iron ore projects in Liberia, Serra Azul and Las Truchas and the pellet plant project in Ukraine and new section mill in Barra Mansa (Brazil).
Based on current market conditions (including support from automotive contract resets that have already occurred), the Company expects strong cash flow generation in 2022 and has announced a proposed 27% increase in the base annual dividend to $0.38/share (to be approved by the shareholders at the annual general meeting in May 2022) and a new $1.0 billion capital return program by the first half of 2022. This is the maximum amount based on the authorization provided by shareholders at the annual general meeting of shareholders in June 2021. Additional authorization to repurchase shares will be sought from shareholders at the 2022 annual general meeting.
The data disclosed above is before Russia’s invasion of Ukraine, whose impact is still being assessed by the Company. Economic activity and ASC may be impacted in the CIS and globally. See “Introduction—Risk factors—Risks related to the global economy and the mining and steel industry—Russia’s invasion of Ukraine, international reaction to it and any regional or global escalation of the conflict, could adversely affect the Company’s business and results of operations.”

Management report	176
All information that is not historical in nature and disclosed under “Operating and financial review”, and in particular in this Outlook section, is deemed to be a forward-looking statement. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section “Risk factors”.
Management and employees
Directors and senior management
Board of Directors
ArcelorMittal places a strong emphasis on corporate governance. The Board of Directors is composed of eleven directors, of which seven are independent directors. Mr. Bruno Lafont is the Lead Independent Director. The Board of Directors has three committees: The Audit and Risk Committee, the Appointment, Remuneration and Corporate Governance Committee ("ARCG Committee") and the Sustainability Committee ("SC"). Prior to July 28, 2021, the former Appointments, Remuneration, Corporate Governance and Sustainability Committee carried out the the roles of both of the current Appointments, Remuneration and Corporate Governance Committee and the new Sustainability Committee. The ARCG Committee and the Audit and Risk Committee are
comprised exclusively of independent directors. There are two independent directors in the Sustainability Committee.
The annual general meeting of shareholders on June 8, 2021 acknowledged the expiration of the terms of office of Mrs. Karyn Ovelmen and Mr. Tye Burt. At the same meeting, the shareholders re-elected Mrs. Karyn Ovelmen and Mr. Tye Burt, and elected Mrs. Clarissa Lins for a new term of three years each.
On February 11, 2021, Mr. Aditya Mittal, formerly President and Chief Financial Officer ("CFO"), became the Chief Executive Officer ("CEO") of the Company and Mr. Lakshmi N. Mittal remained the Chairman of the Board (now named "Executive Chairman"), see "Introduction—Key transactions and events in 2021". The CEO Office was renamed the Executive Office (comprised of the Executive Chairman and the CEO), and Mr. Genuino Christino became the CFO. The descriptions throughout this annual report reflect the governance structure in place during 2021 following these changes.
In the most recent assessment of the Company’s leadership structure, the ARCG Committee reviewed the key duties and responsibilities of the Company’s Executive Chairman and its Lead Independent Director as follows:

Executive Chairman	Lead Independent Director
* Chairs the Board of Directors' and shareholders' meetings	* Provides independent leadership to the Board of Directors
* Works with the Lead Independent Director to set agenda for the Board of Directors and reviews the schedule of the meetings	* Presides at executive sessions of independent directors
* Serves as a public face of the Board of Directors and of the Company	* Advises the Executive Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
* Serves as a resource for the Board of Directors	* Coordinates the activities of the other independent directors
* Guides discussions at the Board of Directors meetings and encourages directors to express their positions	* Oversees Board of Directors' governance processes, including succession planning and other governance-related matters
* Communicates significant business developments and time-sensitive matters to the Board of Directors	* Liaison between the Executive Chairman and the other independent directors
* Is responsible for managing day-to-day business and affairs of the Company	* Calls meetings of the independent directors when necessary and appropriate
* Interacts with the Executive Office and Executive Officers of the Company and frequently meets stakeholders and provides feedback to the Board of Directors	* Leads the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors

177	Management report
The members of the Board of Directors are set out below:

Name	Age[5]	Date of joining the Board[6]	End of Term	Position within ArcelorMittal[5]
Lakshmi N. Mittal	71	May 1997	May 2023	Executive Chairman of the Board of Directors
Aditya Mittal[8]	45	June 2020	May 2023	Director and Chief Executive Officer
Vanisha Mittal Bhatia[7]	41	December 2004	May 2022	Director
Suzanne P. Nimocks[2,4]	62	January 2011	May 2022	Director
Bruno Lafont[1,2,4]	65	May 2011	May 2023	Lead Independent Director
Tye Burt[2,3,4]	64	May 2012	May 2024	Director
Michel Wurth[3]	67	May 2014	May 2023	Director
Karyn Ovelmen[1,4]	58	May 2015	May 2024	Director
Karel de Gucht[1,4]	67	May 2016	May 2022	Director
Etienne Schneider[1,4]	50	June 2020	May 2023	Director
Clarissa Lins[2,3,4]	54	June 2021	May 2024	Director
1.Member of the Audit & Risk Committee.
2.Member of the Appointments, Remuneration and Corporate Governance Committee.
3.Member of the Sustainability Committee.
4.Non-executive and independent director.
5.Age and position as of December 31, 2021.
6.Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.
7.Ms. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and sister of Mr. Aditya Mittal.
8.Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia.
Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.
Lakshmi N. Mittal, 71, is the Executive Chairman of ArcelorMittal since February 2021. He was previously the Chairman and Chief Executive Officer of ArcelorMittal. He is a renowned global businessman who serves on the boards of various companies and advisory councils. He is an active philanthropist engaged in the fields of education and child health. Mr. Mittal was born in Sadulpur in Rajasthan in 1950. He graduated from St Xavier’s College in Kolkata, where he received a Bachelor of Commerce degree. He has received numerous awards for his contribution to the steel industry over the years and recently, in April 2018, Mr. Mittal was awarded by the American Iron and Steel Institute with the Gary medal award recognizing his great contribution to the steel industry. He is widely recognized for successfully integrating many company acquisitions in North America, South America, Europe, South Africa and the CIS. Mr. Mittal is Chairman of the board of Aperam and a member of the board of Goldman Sachs. He previously sat on the board of Airbus N.V. He is a member of the Foreign Investment Council in Kazakhstan, the National Investment Council of Ukraine, the Global CEO Council of the Chinese People’s Association for Friendship with Foreign Countries, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee, the European Round Table of Industrialists, the Indian School of Business and a member of the board of Trustees of Cleveland Clinic. Mr. Mittal is the father of Aditya Mittal (who is Chief Executive Officer and a non-independent Director of ArcelorMittal) and Vanisha Mittal Bhatia
(who is a Non-independent Director of ArcelorMittal Board). Mr. Mittal is a citizen of India.
Aditya Mittal, 45, is the Chief Executive Officer since February 2021 and Director of ArcelorMittal. He was previously the President and Chief Financial Officer of ArcelorMittal. Following the formation of ArcelorMittal in 2006, Aditya Mittal held various senior leadership roles, including managerial oversight of the Group’s flat carbon steel businesses in the Americas and Europe, in addition to his role as CFO and membership of the Group Management Board. In 2008, Aditya Mittal was named ‘European Business Leader of the Future’ by CNBC Europe and was ranked fourth in Fortune magazine’s ‘40 under 40’ list in 2011. He is an active philanthropist with a particular interest in child health. Together with his wife Megha, he is a significant supporter of the Great Ormond Street Children’s Hospital in London, having funded the Mittal Children’s Medical Centre, and in India, the couple work closely with UNICEF, having funded the first ever country-wide survey into child nutrition, the results of which are being used by the Government of India to inform relevant policy. Aditya Mittal serves on the boards of ArcelorMittal, Aperam, HMEL and Iconiq Capital, and is the Chairman of the Board of ArcelorMittal Nippon Steel India. He is also a Trustee at the Brookings Institution and an alumni of the World Economic Forum Young Global Leader’s Programme. Aditya Mittal holds a Bachelor’s degree in Economics with concentrations in Strategic Management and Corporate Finance

Management report	178
from the Wharton School in Pennsylvania, United States. He is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia. Mr. Aditya Mittal is a citizen of India.
Vanisha Mittal Bhatia, 41, is a non-independent Director of ArcelorMittal. She was appointed as a member of the LNM Holdings Board of Directors in June 2004. Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004, where she worked in the Procurement department leading various initiatives including "total cost of ownership program". She joined Aperam in April 2011 and since has held the position of Chief Strategy Officer. She has a Bachelor of Sciences from the European Business School. Ms. Vanisha Mittal Bhatia is a citizen of India. Ms. Vanisha Mittal Bhatia is the daughter of Mr. Lakshima N. Mittal and the sister of Mr. Aditya Mittal.
Suzanne P. Nimocks, 62, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee. She was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010, and was with the firm in various other capacities beginning in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a board member of Ovintiv Inc (formerly Encana Corporation), and as of April 15, 2021, Lead Independent Director of the Board of Owens Corning, all listed companies. Ovintiv Inc is a major natural gas exploration and production company and Owens Corning is a manufacturer of building products. In the non-profit sector, she serves as a Trustee of the Texas Children’s Hospital and is on the global Advisory Board of Advancing Women in Energy. Ms. Nimocks is a citizen of the United States of America.
Bruno Lafont, 65, is Lead Independent Director of ArcelorMittal, a member of the Audit & Risk Committee and chairman of the Appointments, Remuneration and Corporate Governance Committee. He began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter, Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005, Chief Executive Officer in January 2006, and he was appointed Chairman and Chief Executive Officer in May 2007. In July 2015 Mr. Lafont was appointed Honorary Chairman of Lafarge. He was co-Chairman of the Board of Directors of LafargeHolcim between July 2015 and May 2017. He was a board member of EDF from 2008 to 2019. Mr. Lafont left the Executive Committee of the World Business Council for Sustainable Development (WBCSD) in December 2019. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France. Mr. Lafont has informed the Company that, on December 8, 2017, he (along with five other former Lafarge officers) was placed under formal investigation (mis en examen) in his capacity as former CEO of Lafarge SA, in relation to alleged payments made by a subsidiary of Lafarge SA (Lafarge Cement Syria) to terrorist groups in Syria, and that alleged violations of EU economic sanctions and French labor law are also being investigated.
Tye Burt, 64, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee Committee as well as of the Sustainability Committee. He was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is the Chair and Principal at Carbon Arc Capital Investments Corp. and was the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. Mr. Burt is a member of the Board of Directors of Boart Longyear, a global leader in the drilling services and equipment industry. He is a graduate of Osgoode Hall Law School, a member of the Law Society of Ontario, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.
Michel Wurth, 67, is a non-independent Director of ArcelorMittal and a member of the Sustainability Committee. He joined Arbed in 1979 and held a variety of functions before joining the Arbed Group Management Board and becoming its chief financial officer in 1996. The merger of Aceralia, Arbed and Usinor, leading to the creation of Arcelor in 2002, led to Mr. Wurth’s appointment as senior executive vice president and CFO of

179	Management report
Arcelor. He became a member of ArcelorMittal’s Group Management Board in 2006, responsible for Flat Carbon Europe, Global R&D, Distribution Solutions and Long Carbon Worldwide respectively. Michel Wurth retired from the GMB in April 2014 and was elected to ArcelorMittal’s board of directors in May 2014. He holds a Law degree from the University of Grenoble, France, and a degree in Political Science from the Institut d’Études Politiques de Grenoble as well as a Master’s of Economics from the London School of Economics, UK. Mr. Wurth is also doctor of laws honoris causa of the Sacred Heart University, Luxembourg. Mr. Wurth is Chairman of ArcelorMittal Luxembourg S.A. (a wholly owned subsidiary of ArcelorMittal S.A.) as well as Vice Chairman of the supervisory board of Dillinger Hütte AG and Dillinger Hütte Saarstahl AG (associates of ArcelorMittal). Mr. Wurth is Board member of Orion Engineered Carbon S.A. a global company active in the black carbon industry, listed on the NASDAQ. Mr. Wurth served as Chairman of the Luxembourg Chamber of Commerce between May 2004 and May 2019 and is a member of the Council of the Central Bank of Luxembourg. He is also non-executive Chairman of Paul Wurth Real Estate S.A. and member of the supervisory board of SMS Group (the controlling shareholder of Paul Wurth Real Estate S.A.), as well as non-executive Chairman of BIP Investment Partners S.A. and BIP Capital Partners S.A., and non-executive Board member of Brasserie Nationale. SMS Group, a leading family owned equipment and engineering supplier for the steel and non-ferrous metal producing industry. BIP Investment Partners and BIP Capital Partners S.A. are Luxembourg based companies organized as investment funds investing in small and mid-cap private equity and Brasserie Nationale is a privately owned brewery based in Luxembourg. Mr. Wurth is vice-chairman of the Luxembourg Red Cross. Mr. Wurth is a citizen of Luxembourg.
Karyn Ovelmen, 58, is a non-executive and independent Director of ArcelorMittal as well as the chairman of the Audit & Risk Committee. From January 2019 to December 31, 2019, Mrs. Ovelmen was the Gas Power Transformation Leader for the General Electric Company. Prior to that, she served as Executive Vice President and Chief Financial Officer of Flowserve, a position that she held from June 2015 to February 2017. Previously, she also served as Chief Financial Officer and Executive Vice President of LyondellBasell Industries NV from 2011 to May 2015, as Executive Vice President and Chief Financial Officer of Petroplus Holdings AG from May 2006 to September 2010 and as Executive Vice President and Chief Financial Officer of Argus Services Corporation from 2005 to 2006. Prior to that, she was Vice President of External Reporting and Investor Relations for Premcor Refining Group Inc. She also spent 12 years with PricewaterhouseCoopers, primarily serving energy industry accounts. Mrs. Ovelmen is a member of the Hess Corporation Board of Directors and a member of the Audit Committee as of November 4, 2020. Mrs.
Ovelmen was a member of the Gates Industrial Corporation plc. Board of Directors as a non-executive director and was a member of their Audit Committee from December 2017 to March 2019. Mrs. Ovelmen holds a Bachelor of Arts degree from the University of Connecticut, USA, and is a Certified Public Accountant ("CPA"). Mrs. Ovelmen is a citizen of the United States of America.
Karel de Gucht, 67, is a non-executive and independent Director and a member of the Audit & Risk Committee. Mr. de Gucht is a Belgian Minister of State. He was the European Commissioner for Trade in the 2nd Barroso Commission from 2010 to 2014 and for Development and Humanitarian Aid in the 1st Barroso Commission from 2009 to 2010. Previously, Mr. De Gucht served as Belgium's Minister of Foreign Affairs from 2004 to 2009 and Vice Prime Minister of Belgium from 2008 to 2009. In addition, in 2006, he was the Chairman in Office of the Organization for Security and Cooperation in Europe (OSCE) and Member of the Security Council of the United Nations from 2007 to 2008. Since 1991, Mr. De Gucht has been a Professor of Law at the VUB (the Dutch-speaking Free University Brussels). He is currently a member of the European Advisory Board of CVC Capital Partners, a member of the board of directors of the listed company Proximus NV and the president of the IES, the Institute of European Studies at the VUB. In the course of 2021, Mr. De Gucht has been nominated Chairman of the Board of YOUSTON NV, a Belgian company specialized in archiving, digitalization and processing. Mr. de Gucht holds a Master of Law degree from the VUB and is a Belgian citizen.
Etienne Schneider, 50, is a non-executive and independent Director and a member of the Audit & Risk Committee. Etienne Schneider joined the government of Luxembourg in 2012 as Minister of the Economy and Foreign Trade before being appointed Deputy Prime Minister, Minister of the Economy, Minister of Internal Security and Minister of Defense in 2013. In 2018, Mr. Schneider became Deputy Prime Minister, Minister of the Economy and Minister of Health and in February 2020 retired from politics. He has previously filled several positions as a senior civil servant, such as a research assistant at the European Parliament in Brussels, economist for the LSAP parliamentary group in the Chamber of Deputies and project leader with NATO in Brussels. He also served as a government advisor responsible for various Directorates. Mr. Schneider became a member of the executive board of several companies, such as the Société électrique de l’Our (SEO), Enovos International SA, Enovos Deutschland AG and the National Credit and Investment Company (SNCI). Upon being appointed minister in 2012, he resigned from all of these positions. In 2021 Mr. Schneider became president of the board of LuxTP, a Luxembourgish affilate of the Belgian construction company Besix Group in which he holds a position as independent board member since 2020. Mr. Schneider holds a degree from the

Management report	180
Institut Catholique des Hautes Etudes Commerciales (ICHEC) in Brussels and from Greenwich University in London in commercial and financial sciences. Mr. Schneider is a citizen of Luxembourg.
Clarissa Lins, 54, is a non-executive and independent Director of ArcelorMittal as well as the chairman of the Sustainability Committee. Mrs. Lins is a senior executive with consolidated experience in strategy, sustainability, and corporate governance. With a distinguished education background in economy, she worked on relevant projects in the public sector at the beginning of her career - she was part of Brazil’s Ministry of Finance team that produced the economic stabilization program known as the Real Plan in 1994, under President Cardoso. She also served as an Advisor to the President of Brazil’s BNDES Development Bank, participating in the structuring of the country’s large-scale privatization projects from 1995 to 1999. She was head of Corporate Strategy at Petrobras from 1999 to 2002, when the state-owned oil and gas company shifted its strategy and improved its corporate governance practices while doing an IPO at the NYSE. Mrs. Lins moved her focus more specifically towards Sustainability in 2004, when she joined the FBDS Fundação Brasileira para o Desenvolvimento Sustentável (Brazilian Foundation for Sustainable Development). In 2013 she founded the consultancy Catavento, advising corporations in the areas of strategy and sustainability. Mrs. Lins was the President of the Brazilian Institute of Petroleum and Gas (IBP)
from November 2019 till March 2021, after serving as Executive Director for more than 3 years. She serves on Boards and Committees of leading companies operating in Brazil - including Suzano's Sustainability Committee (the world’s largest producer of market pulp), and the Board of Directors of Votorantim Cimentos. Other companies in which she has held relevant Board Committee positions include Shell, Vale and Petrobras. Mrs. Lins is a citizen of Brazil.
Senior management
As of December 31, 2021, ArcelorMittal’s senior management was comprised of the Executive Office supported by seven other Executive Officers. ArcelorMittal’s Executive Office was comprised of the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal. Together, the Executive Officers are responsible for the implementation of the Company strategy, overall management of the business and all operational decisions.
On February 10, 2022, Vijay Goyal, Vice President of ArcelorMittal and Chief Executive Officer of ArcelorMittal CIS (ArcelorMittal Kryvyi Rih, Ukraine and ArcelorMittal Temirtau, Kazakhstan) and Dilip Oomen, Vice President of ArcelorMittal and Chief Executive Officer of AM/NS India were nominated Executive Officer and Executive Vice President of ArcelorMittal with immediate effect.

Name	Age	Position
Lakshmi N. Mittal[1]	71	Executive Chairman of ArcelorMittal
Aditya Mittal[1]	45	Chief Executive Officer of ArcelorMittal
Genuino Christino[1]	50	Chief Financial Officer of ArcelorMittal
Stefan Buys[1]	50	Executive Vice President, CEO ArcelorMittal Mining
Jefferson de Paula[1]	63	Executive Vice President, CEO ArcelorMittal South America Long
Geert Van Poelvoorde[1]	56	Executive Vice President, CEO ArcelorMittal Europe
Bart Wille[1]	60	Executive Vice President, Head of HR
John Brett[1]	56	Chief Executive Officer of ArcelorMittal North America
Bradley Davey[1]	57	Executive Vice President and Head of Corporate Business Optimization
Vijay Goyal[2]	50	Executive Vice President, CEO CIS
Dilip Oommen[2]	63	Executive Vice President, CEO AM/NS India
1.Age and position as of December 31, 2021.
2.Age and position as of date of appointment.
Lakshmi N. Mittal (See “—Board of Directors”).
Aditya Mittal (See "—Board of Directors")
Genuino M. Christino, 50, is the Chief Financial Officer and Executive Vice President of ArcelorMittal since February 2021. He is a member of the Group management committee since 2016. Prior to Mr. Christino’s appointment as Chief Financial Officer, he was the Group Head of Finance since 2016. As Chief
Financial Officer, Mr. Christino is responsible for all of the Company’s financial functions, including treasury, corporate finance, accounting, performance management, insurance and investor relations. In addition, Mr. Christino oversees group Merger & Acquisitions, Legal and IT activities and is a member of the Company’s Investment Allocation Committee. Mr. Christino also heads the Company’s Corporate Finance and Tax

181	Management report
Committee where all key financial transactions of the group are reviewed and approved.

Prior to joining the ArcelorMittal Group in 2003, Mr. Christino had spent ten years at KPMG in Brazil and in the United Kingdom, as an auditor and a consultant. Mr. Christino holds a bachelor’s degree in accounting and business administration from the Universidade Paulista in São Paolo, Brazil and has also completed an Executive MBA Program from the Dom Cabral Foundation in Belo Horizonte, Brazil. Mr. Christino is a citizen of Brazil.
Jefferson de Paula, 63, is a member of the Group management committee, President of ArcelorMittal Brazil, CEO of ArcelorMittal Long LATAM and Mining Brazil. Counting over 36 years of work in the steel industry, Mr. De Paula has been with the Group since 1991, occupying several executive positions in Brazil, Argentina, Americas and Europe. He is Vice President of the Federation of Industries of the State of Minas Gerais (FIEMG), Vice President of the Steering Committee of Instituto Aço Brasil (IABr), Vice President of the Executive Committee of the Latin American Steel Association (ALACERO). Mr. De Paula is graduated in metallurgical engineering from Universidade Federal Fluminense (Brazil). He also holds a Master’s Degree in finance and marketing from Universidad Austral (Argentina) and has attended to senior executive courses from Insead (France) and from Kellogg - Northwestern University (USA). Mr. de Paula is a citizen of Brazil.
Geert Van Poelvoorde, 56, is a member of the Group management committee. He started his career in 1989 as a project engineer at the Sidmar Ghent hot strip mill, where he held several senior positions in the automation and process computer department. He moved to Stahlwerke Bremen in 1995 as senior project manager. Between 1998 and 2002, he headed a number of departments, and in 2003 he was appointed director of Stahlwerke Bremen, responsible for operations and engineering. In 2005, Mr. Van Poelvoorde returned to ArcelorMittal Ghent to take up the position of Chief Operating Officer. In 2008, he became CEO of ArcelorMittal Ghent with direct responsibility for primary operations. He was appointed CEO of the Business Division North within Flat Carbon Europe in 2009. In January 2014, he was appointed CEO of Flat Carbon Europe and Purchasing and in February 2021 he became CEO of ArcelorMittal Europe. Since November 2015, he is also president of Eurofer, the European steel federation and is serving on several boards. He graduated from the University of Ghent with a degree in civil engineering and electronics. Mr. Van Poelvoorde is a citizen of Belgium.
Bart Wille, 60, is a member of the Group management committee. He was appointed head of human resources in January 2018. He joined ArcelorMittal after more than 30 years of global human resources management experience in various multinational companies. Mr. Wille joined Unilever in 1985 and he served the company during 22 years, with positions held in Belgium, the United Kingdom, Brazil and the Netherlands. After having joined Puratos (food ingredients) for a short period, Mr. Wille pursued his career with Bekaert as chief human resources officer at the beginning of 2009. As a member of the Bekaert Group Executive Board, Mr. Wille was responsible for human resources and the reorganization agenda of the company worldwide. In this role, he supported the international expansion of the company and he participated in the restructuring and change of the company's organization, as well as the continuous transformation of its culture. Mr. Wille is a graduate in international business administration of UFSIA, the University of Antwerp. Mr. Wille is a citizen of Belgium.
John Brett, 56, is a member of the Group management committee and the Chief Executive Officer of ArcelorMittal North America. He joined the group at former Inland Steel in 1988 as an associate accountant, and progressed to become a manager specializing in financial analysis and systems in 1997. In 1998, John took on the role of controller for Ispat Inland Steel and in 2005, he was promoted to vice president, finance and planning and controller for Mittal Steel USA. In 2012, Mr. Brett was appointed executive vice president finance, planning and procurement for ArcelorMittal USA. Prior to becoming CEO ArcelorMittal North America in January 2021, Mr. Brett was CEO ArcelorMittal USA. Mr. Brett holds an MBA from the University of Chicago and is a graduate in economics from DePauw University. Mr. Brett is a citizen of the United States of America.
Bradley Davey, 57, is a member of the Group management committee, Executive Vice President and Head of Corporate Business Optimization. He joined Dofasco in 1986 as a project engineer in the central maintenance department, joined assigned maintenance in 1989, and then the hot strip mill ("HSM") in 1990. He held various positions in the HSM before becoming a Business Unit Manager in 1996. He gained international manufacturing experience through this role by leading two separate multi-year technical exchanges with the two leading Japanese steelmakers and through leading Dofasco’s HSM modernization project. In 2002, he changed careers to marketing as a Manager Strategic Marketing, led Dofasco’s Marketing process redesign project before becoming General Manager of Marketing in 2005, then to Director of Industry Sales in 2007, and then Vice President Commercial in 2008. In 2014, he added CMO North America Automotive, then became CMO North America Flat Rolled later in 2014. In 2016, he became CMO of Global Automotive along with CMO North America. In 2018, Mr. Davey became CEO ArcelorMittal North America and held this position until his nomination to Head of Corporate Business Optimization early April 2021. Currently based in Canada, Mr. Davey has responsibility for Global

Management report	182
Automotive, R&D, CTO, Commercial Coordination, Corporate Capital Goods Procurement, Corporate Communications and Corporate Responsibility, Automotive, JV’s in China and India, Tailored Blanks Americas, and is Vice Chairman of the Investment Allocation Committee. Mr. Davey holds a mechanical engineering degree from McMaster University, Canada. Mr. Davey is a citizen of Canada.
Stefan Buys, 50, is a member of the Group management committee and the CEO of ArcelorMittal Mining. He joined the group on October 1, 2021. He has over 25 years experience in the mining and minerals industry, starting his career in 1994 at Iscor Vanderbijlpark in South Africa. He joined Xstrata in 1995 and led various operational units, the last one as Chief Operating Officer of Xstrata Copper North Chile. In 2010, he joined BHP as Asset President Olympic Dam and later served as Project Director Organization Design. Before joining ArcelorMittal he joined RioTinto in 2018 as Managing Director Pilbara Mines. He holds a bachelor’s degree in metallurgical engineering from the University of Pretoria, a post graduate diploma in management from the University of South Africa and a post graduate diploma in teaching from the University of Western Australia. Mr. Buys holds dual citizenship in Australia and South Africa.
Vijay Goyal, 50, is a member of the Group management committee and the Chief Executive Officer of ArcelorMittal CIS (ArcelorMittal Kryvyi Rih, Ukraine and ArcelorMittal Temirtau, Kazakhstan). The joint venture ArcelorMittal Tubular Products Jubail is also part of his scope. After having started his career as an internal auditor at ITC Ltd in India, he joined Mittal Steel in 1999 and held various positions in the finance function. In 2007, he was nominated as CFO and Head of Strategy for Long Carbon Europe, followed by his appointment as CFO and Head of central supply chain of Flat Carbon Europe in 2008. From 2014 to 2016, he was CFO of ArcelorMittal Europe, additionally in charge of legal, IT and the Shared Service Center Europe before being appointed CEO of ArcelorMittal Downstream Solutions and member of the Group Management Committee in October 2016. During 2019, he focused on the leadership of strategic projects for ArcelorMittal, primarily with respect to the acquisition of ESIL with the Company's joint venture partner NSC to create AMNS India, prior to his appointment as CEO of ArcelorMittal CIS from January 2020 onwards. Mr. Goyal is a graduate from St Xavier’s College, Calcutta. He is a chartered accountant and cost and works accountant from the respective institutes in India. He has also completed executive education programs at Wharton Business School. Mr. Goyal is a citizen of India.
Dilip Oommen, 63, is a member of the Group management committee. He was appointed CEO of AMNS India in December 2019 after the acquisition of ESIL. He has more than 38 years of experience in the steel industry. Mr. Oommen joined ESIL in
2003 as chief operating officer, before moving to senior leadership positions within the company. He was appointed Managing director and Chief Executive Officer of ESIL in 2019. Prior to joining ESIL, Mr. Oommen had worked in various leadership roles in Hadeed (SABIC), both in Long and Flat Product divisions. In 2020, Mr. Oommen was elected President of the Indian Steel Association, the industry body that represents major public and private sector steel companies in India. He has also served in the past as Co-Chair of the Federation of Indian Chambers of Commerce & Industry’s ("FICCI") Steel Committee, one of several industry leadership roles he has taken on during his career. Mr. Oommen is a metallurgical engineer from the Indian Institute of Technology, Kharagpur. He has attended several management and technical programs across the globe. Mr. Oommen is a citizen of India.

183	Management report
Compensation

Content
Annual statement by the ARCG Committee Chairman
Board of Directors
Remuneration at a glance - senior management	Overview of the Company's remuneration policy and rationale of each performance metric
Remuneration at a glance - 2021 pay outcomes	Comparison of pay outcomes 2021 vs. 2020 Explanation of results for 2020 short-term incentives paid in 2021
Remuneration
Remuneration strategy	Explanation of what informs the ARCG's decision on pay
Remuneration policy	Explanation of policies applied to senior management
Remuneration mix	Overview of the remuneration mix for senior management
2021 Total remuneration	Overview of 2021 outcomes
Short-term incentives	Description of short-term incentives plan ("STI")
Long-term incentive plan	Description of long-term incentive plan ("LTIP" or "LTI"s)
Global stock option plan	Description of global stock option plan
Other benefits	Description of other benefits
SOX 304 and Clawback	Explanation of SOX section 304 rules regarding clawbacks of CEO/CFO remuneration

Abbreviations
EBITDA	Operating income plus depreciation, impairment expenses and exceptional items
FCF	Free cash flow
STI	Short-term incentives
LTI/LTIP	Long-term incentives (plans)
EPS	Earnings per share
ESG	Environment, social and governance
PSU	Performance share units
RSU	Restricted share units
ROCE	Return on capital employed
TSR	Total shareholder return

Management report	184
Annual statement by the ARCG Committee Chairman
Dear Shareholders,

Description of the year:
Business and results
After the unprecedented disruption we faced in 2020, our business has seen a strong recovery this year. Despite the volatility we continue to see because of the ongoing presence and repercussions of the COVID-19 pandemic, 2021 has been a very strong year for ArcelorMittal. We have re-positioned our balance sheet, we are growing strategically through high-quality, high-return projects and we are returning capital to shareholders through 171 million shares bought back in 2021. The sale of ArcelorMittal USA to Cleveland-Cliffs together with other cost reduction measures essentially improved overall cost competitiveness. ArcelorMittal’s $4.0 billion net debt ($8.4 billion gross debt) at December 31, 2021 was down from $6.4 billion ($12.3 billion gross debt) at December 31, 2020. We continued to focus on improving our costs through strategic M&A activity. In 2020, the Company sold ArcelorMittal USA and on April 14, 2021, the Company created the joint venture Acciaierie d'Italia, a leading steel producer in Italy, with Invitalia, an Italian state-owned company. Acciaierie d'Italia produces high-quality and sustainable steel to be used in a range of vital industry sectors across the domestic steel market. Moreover, we took a leading role in the steel industry’s transition towards a low-carbon future, by launching three XCarb™ initiatives, as part of the Company's journey to deliver on its 2050 net zero commitment: i) issuing XCarb™ green steel certificates; ii) XCarb™ recycled and renewably produced steel that is made with recycled material (scrap), using renewable electricity and giving it an extremely low CO2 footprint; and iii) the XCarb™ innovation fund in which ArcelorMittal will invest up to $100 million annually in groundbreaking companies developing pioneering breakthroughs that will accelerate the steel industry's transition to carbon neutral steelmaking.
Remuneration report and policy
At the Annual General Meeting of Shareholders, held on June 8, 2021, we submitted our Remuneration Policy and Remuneration Report for 2020 to our shareholders. The shareholders voted 96.6% in favor to approve our Remuneration Policy for the coming four years. This Policy is well-supported and will be further developed to meet the Company’s new challenges.
Governance, Board and Committees
During 2021, we successfully transitioned to a new CEO and separated the Executive Chairman and CEO roles ensuring both continuity and succession. The Board of Directors has overall responsibility for the governance and strategic direction of ArcelorMittal, including considering the effects of climate change. In 2021, we reviewed management efforts in the field of climate change and other ESG initiatives. Several years ago, we added sustainability to the tasks of the ARCG Committee developing it into the Appointments, Remuneration, Corporate Governance and Sustainability Committee. After a successful journey we are now ready for the next step. Our activity and progress will continue to be overseen by a robust governance structure that, at the board level, now includes a Sustainability Committee (“SC”), chaired by a newly appointed independent director. The SC was created for informative and advisory purposes. Its primary function includes being familiar with and shaping the Group’s policies, objectives, and guidelines on environmental, safety, and sustainability matters, analyzing and reporting to the Board of Directors on the expectations of the Company’s various stakeholders, and supervising relations with them. It also proposes approval of Sustainability Policies to the Board of Directors and reviews and assesses management and control systems for non-financial risks. The creation of this new Committee highlights the importance of sustainability and especially health and safety at the board level. A number of fatal incidents occurred at different sites of ArcelorMittal (in Ukraine, in Kazakhstan, in South Africa), which points out the Company's need to strengthen the safety of its workforce with an absolute focus on eradicating fatalities. The ARGC Committee will now focus on Remuneration, Board appointments and corporate governance. At the senior management level, the Company’s response to climate change is coordinated and progressed by the Group Climate Change and Environment Committee (“CCEC”) and chaired by one of the Executive Officers of the group. During the year, the Committee had a major focus on Health & Safety and held three separate additional meetings together with both senior and operational management to review progress on Health & Safety and make recommendations for improvement. The SC also plays a key role in building up a true safety culture within the ArcelorMittal Group. While the Global Health and Safety Council of the Group monitors progress on safety, the SC is responsible for oversight on behalf of the Board. The SC meets quarterly, and safety is at the top of every agenda. In addition, it calls ad hoc meetings regarding safety with executives and other leaders from across the business.
Activities
Remuneration and Nomination
During 2021, the ARCG Committee conducted the Annual Self-Assessment of the Board of Directors, it reviewed and approved short-term incentive proposals for senior management, and it approved the remuneration report for 2021. The ARCG Committee recommended remuneration and governance-related proposals for the annual general meeting of shareholders. The

185	Management report
ARCG Committee also reviewed succession plans for the Board, the Executive Office, and senior executives. The ARCG Committee reviewed and approved nominations and the remuneration for the Executive Chairman, the CEO, the CFO and the Executive Vice Presidents and tested market conformity, as well as an appropriate link between executive pay and performance. The ARCG Committee reviewed the grant and vesting criteria for equity awards, assessed and selected performance and compensation peer groups under the Long-Term Incentive Plan and confirmed the vesting of existing plans in accordance with each plan’s criteria: the ARCG Committee strengthened the corporate responsibility objectives and criteria – in particular in the areas of Health & Safety, Diversity & Inclusion and Climate Change – for both the short- and long-term incentive plans.
Climate and Sustainability
In July 2021, ArcelorMittal published its second Climate Action Report (“CAR2”) that followed its first group-wide Climate Action Report published in 2019 and its first Europe Climate Action Report published in 2020. We have seen a lot of progress since we published our first report – globally and within ArcelorMittal. In May 2019, just 2.4% of the global economy was covered by net-zero targets. Two years later, more than 90% of the economy is now covered – although we must acknowledge that this is not yet fully backed up by plans to deliver. ArcelorMittal now has a net-zero by 2050 target and has recently announced plans for the world’s first full-scale zero carbon-emissions steel plant to be built in Sestao, Spain. These plans will enable us to continue to lead our sector in the net-zero transition, generating significant opportunities in multiple aspects of our business. Our progress enables us to offer customers net-zero equivalent steel for the first time via an audited certification scheme. The first XCarb™ certified tonnes were sold in 2020. In 2021, the amount of this product available increased to 120,000 tonnes and is expected to rise to 600,000 tonnes in 2022 as we continue to drive down our emissions following investments in new technologies.
Going forward
The outlook remains positive: underlying demand is expected to continue to improve; and, although below the recent record highs, steel prices remain at elevated levels, something which is being reflected in the annual contracts for 2022.
Over this past year, we have engaged with our stakeholders on climate change and health & safety more than ever before. We expect 2022 will demonstrate how seriously we took stakeholder inputs, how closely we have listened to their questions, and how committed we are to providing solutions. We expect that the year ahead will enable us to make further progress on our journey to zero harm to our people and we look forward to leading the steel industry’s path to decarbonization.
Sincerely yours,
Bruno Lafont

Management report	186
Board of Directors
Directors’ fees
The ARCG Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.
At the June 8, 2021 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive directors for the 2020 financial year, based on the following annual fees (euro denominated amounts are translated into U.S. dollar as of December 31, 2020):
•Basic director’s remuneration: €154,995 ($190,194);
•Lead Independent Director’s remuneration: €218,612 ($268,259);
•Additional remuneration for the Chair of the Audit & Risk Committee: €30,074 ($36,904);
•Additional remuneration for the other Audit & Risk Committee members: €18,507 ($22,710);
•Additional remuneration for the Chairs of the other committees: €17,350 ($21,290); and
•Additional remuneration for the members of the other committees: €11,567 ($14,194).
The total annual remuneration of the members of the Board of Directors for their service for the last five financial years was as follows:

		Year ended December 31,
(Amounts in $ thousands except Long-term incentives information)	2021	2020	2019	2018	2017
Base salary[1]	3,483	2,635	1,569	1,604	1,505
Director fees	1,784	1,706	1,554	1,509	1,744
Short-term performance-related bonus[1]	5,133	935	3,198	2,775	2,333
Long-term incentives [1,2]	109,143	148,422	89,933	70,302	49,431
1Includes Executive Chairman and CEO in 2021, Chairman and CEO and President and CFO in 2020 and Chairman and CEO in all prior years. Slight differences between the years are possible, due to foreign currency effects.
2See “Management and employees—Compensation—Remuneration—Long-term incentive plan.”
The annual remuneration for the last five financial years to the current and former members of the Board of Directors for services in all capacities in the years in which they were Directors was as follows:

(Amounts in $ thousands)	2021[1]	2020[1]	2019[1]	2018[1]	2017[1]
Lakshmi N. Mittal	1,700	1,374	1,569	1,604	1,505
Aditya Mittal	1,783	1,261	—	—	—
Vanisha Mittal Bhatia	176	186	171	166	174
Narayanan Vaghul	—	—	—	—	69
Suzanne P. Nimocks	189	200	183	178	187
Wilbur L. Ross, Jr.	—	—	—	—	32
Lewis B. Kaden	—	—	—	—	95
Bruno Lafont	302	306	280	272	255
Tye Burt	194	200	183	178	187
Karyn Ovelmen	221	223	204	198	203
Jeannot Krecké	—	78	171	166	174
Michel Wurth	181	186	171	166	174
Karel de Gucht	208	209	191	185	194
Etienne Schneider	197	118	—	—	—
Clarissa Lins	116	—	—	—	—
Total	5,267	4,341	3,123	3,113	3,249
1.Remuneration for non-executive Directors with respect to 2021 will be paid in 2022 subject to Board of Directors proposal and to the shareholder approval at the annual general meeting to be held on May 4, 2022. Remuneration for non-executive Directors with respect to 2020, 2019, 2018 and 2017 was paid in 2021, 2020, 2019 and 2018, respectively, following the shareholder approval at the annual general meetings held on June 8, 2021, June 13, 2020, May 7, 2019 and May 9, 2018, respectively. Slight differences between the years are possible, due to foreign currency effects.

187	Management report

Except for the Executive Chairman and the CEO, members of the Board of Directors have not received any remuneration from any subsidiary of the Group in 2021.
The annual remuneration for the last five financial years on a full-time equivalent basis of employees of ArcelorMittal S.A. was as follows:

(Amounts in $ thousands)	2021[1]	2020[1]	2019[1]	2018[1]	2017[1]
Average Remuneration	446	412	389	408	379
1.The annual remuneration is calculated for approximately 20 employees with a labor contract with ArcelorMittal S.A (not including any employees employed by other entities within the Group)

ArcelorMittal has performed a benchmarking on remuneration with its selected peers and fixed the remuneration of the employees and Directors based on the outcome of that exercise.
The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company. As of December 31, 2021, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors. None of the members of the Board of Directors, other than the CEO, benefit from an ArcelorMittal pension plan. Short-term incentives paid to executive directors (including the current CEO beginning in 2020) were as follows for the last five financial years:

	Short-term Incentives
	2021	2020	2019	2018	2017
Lakshmi N. Mittal	2,908	—	3,198	2,775	2,333
Aditya Mittal	2,226	935	—	—	—
The following tables provide a summary of the PSUs granted (long-term incentives) to the executive directors on the Board of Directors (including the current CEO beginning in 2020), as of
December 31, 2021. There were no outstanding stock options as of December 31, 2021.

	PSUs granted in 2021	PSUs granted in 2020	PSUs granted in 2019	PSUs granted in 2018	PSUs granted in 2017	PSUs granted in 2016
Lakshmi N. Mittal	52,166	77,372	89,933	70,302	49,431	84,107
Aditya Mittal	56,977	71,050	—	—	—	—
Term (in years)	3	3	3	3	3	5
Vesting date[1]	January 1, 2025	January 1, 2024	January 1, 2023	January 1, 2022	January 1, 2021	January 1, 2022
1.See “Management and employees—Compensation—Remuneration—ArcelorMittal Equity Incentive Plan", for vesting conditions.

Management report	188
Remuneration at a glance - senior management
The following table provides a brief overview of the Company’s remuneration policy for senior management. Additional information is provided below.

ArcelorMittal's Remuneration Policy
Remuneration	Period	Strategy		Characteristic
Salary	2021	Recruitment and retention	●	Reviewed annually by the ARCG Committee considering market data
			●	Increases based on the Company performance and individual performance
STI	2021	Delivery of strategic priorities and financial success	●	Maximum STI award of 270% of base salary for the Executive Chairman, and the CEO and 157.5% of base salary for other Executive Officers
			●	100% STI paid in cash
			●	ArcelorMittal's first priority Health and Safety is part of the STI
			●	Overperformance towards competition
LTIP	2022-2024	Encourages long term shareholder return	●	Performance share units granted with a face value of 100% of base salary for the Executive Chairman and CEO
Performance share units / Restricted share units granted with a total face value of 75% as a guideline for other Executive Officers
			●	Shares vest after a three-year performance period
			●	Performance related vesting

Key Performance Metrics from 2021
Metrics	Scheme		Rationale
EBITDA	STI	●	Demonstrates growth and operational performance of the underlying businesses
FCF	STI
Gap to competition	STI / LTIP	●	Outperform peers
Health & Safety	STI	●	Employee health and safety is a core value for the Company
ESG	LTIP	●	Improve health & safety outcome, achieve decarbonization and diversity & inclusion targets
EPS	LTIP	●	Links reward to delivery of underlying equity returns to shareholders
TSR	LTIP	●	Creates a direct link between executive pay and shareholder value
		●	Measure is split equally between comparison against S&P 500 index and a peer group of companies

189	Management report
Remuneration at a glance - 2021 Pay outcomes
The following graphics present in thousands of U.S. dollar the compensation paid to the Executive Chairman (CEO until February 11, 2021) in 2021, 2020, 2019, 2018 and 2017 and to the CEO (President and CFO until February 11, 2021) in 2021 and 2020. Amounts presented for the CFO and other Executive Officers relate to the former President and CFO (Aditya Mittal) and other Executive Officers until February 11, 2021 and to the CFO and other Executive Officers thereafter. Information with respect to total remuneration paid is provided under “—Remuneration—2021 Total remuneration” below.

Management report	190
2020 short-term incentives paid in 2021

Business Units	Executive	Realization as % of business target
Executive Office	Lakshmi N. Mittal Aditya Mittal	99%
Corporate	Brian Aranha	109%
NAFTA	John Brett	86%
Corporate	Genuino Christino	114%
Corporate	Bradley Davey	93%
Flat Carbon Europe	Geert van Poelvoorde	100%
Long Carbon South America	Jefferson de Paula	150%
Mining	Simon Wandke	145%
Corporate	Bart Wille	100%
Note: Individual performance not included in the percent of realization.
Executive office
There was no vesting in 2021 for the Executive Office for the first half of the PSU 2017 grant as the performance targets were not met.
CFO and Other Executive Officers
In 2021, the following long-term incentives vested:

Vehicle	Date of vesting	Date of grant	Number of PSUs granted to CFO and other Executive officers and outstanding	Number of shares acquired by CFO and other Executive officers
PSUs*	January 1, 2021 Performance approved by the ARCG committee on April 21, 2021	June 30, 2016	229,640	67,855
PSUs	January 1, 2021 Performance approved by the ARCG committee on April 21, 2021	December 20, 2017	66,897	12,143
RSUs	December 14, 2021	December 14, 2020	21,873	21,873
* the grant number corresponds to half of the grant of 2016 as only half remained to vest in 2021
Remuneration
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
•review and approve corporate goals and objectives regarding remuneration relevant to the Executive Office and Executive Officers and other members of executive management as deemed appropriate by the committee, and assess performance against goals and objectives;

191	Management report
•make recommendations to the Board with respect to incentive remuneration plans and equity-based plans;
•identify candidates qualified to serve as members of the Board, the Executive Office and Executive Officers;
•recommend candidates to the Board for appointment by the general meeting of shareholders or for appointment by the Board to fulfill interim Board vacancies;
•develop, monitor and review corporate governance principles applicable to the Company;
•facilitate the evaluation of the Board;
•review the succession planning and the executive development of the members of the Executive Office and Executive Officers;
•submit proposals to the Board on the remuneration of the members of the Executive Office and Executive Officers, and on the appointment of new members thereto and new directors; and
•make recommendations to the Board of Directors in respect of the Company’s framework of remuneration for the members of the Executive Office and Executive Officers and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary. This may include a member’s total cost of employment (factoring in equity/long term incentives, any perquisites and benefits in kind and pension contributions).
The ARCG Committee met 6 times in 2021. Its members comprise Mr. Bruno Lafont (Chairman), Ms. Suzanne Nimocks, Ms. Clarissa Lins and Mr. Tye Burt.
Regular invitees include Mr. Lakshmi N. Mittal (Executive Chairman) and Mr. Bart Wille (Head of Group Human Resources). Mr. Henk Scheffer (Company Secretary) acts as secretary.
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
•the Executive Chairman and the CEO; and
•the CFO and other Executive Officers.
The remuneration philosophy and governing principles also apply, with certain limitations, to a wider group of employees including Executive Vice Presidents, Vice Presidents, General Managers and Managers.
Remuneration philosophy
ArcelorMittal’s remuneration philosophy for its senior management is based on the following principles:
•provide total remuneration competitive with executive remuneration levels of peers of similar size, scope and industry:
–Korn Ferry (KF) and WillisTowersWatson (WTW) provide benchmarking services to ArcelorMittal for all Management Committee members, an average between KF and WTW data is performed;
–For the Steel division: Large industry - industrial segment including metals, chemicals, mining, transport, energy & utilities, upper revenues range;
–For the Mining division: Large companies with a significant mining divisions or companies similar to ArcelorMittal Mining division;
–Data are linked to each local market.
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
Remuneration framework
The ARCG Committee develops proposals for senior management remuneration annually for the Board of Directors' consideration. Such proposals include the following components:
•fixed annual salary;
•short-term incentives (i.e., performance-based bonus); and

Management report	192
•long-term incentives (i.e., stock options (prior to May 2011), RSUs and/or PSUs (after May 2011) depending on the grant year).
The Company does not have any deferred compensation plans for senior management, including the Executive Chairman and CEO.
The following table provides an overview of the remuneration policy applied by the ARCG:

Remuneration component and link to strategy	Operational and performance framework	Opportunity
Fixed annual salary Competitive base salary to attract and retain high-quality and experienced senior executives	* Base salary levels are reviewed annually with effect from April 1 (except promotion) compared to the market to ensure that ArcelorMittal remains competitive with market median base pay levels
	* Reviews are based on market information obtained but not led by benchmarking to comparable roles, changes in responsibility and general economic conditions	The ARCG does not set a maximum salary, instead when determining any salary increases it takes into account a number of reference points including salary increases across the Company
Benefits Competitive level to ensure coverage of the executives	* May include costs of health insurance, death and disability insurances, company car, tax return preparation, etc.
	* Relocation benefits may be provided where a change of location is made at Company’s request	The cost to the Company of providing benefits can change from year to year. The level of benefit provided is intended to remain competitive
Pension Competitive level of post-employment benefit to attract and retain executives	* Local benchmark of pension contributions for comparable roles
Short term incentives (STI) Motivate the senior executives to achieve stretch performance on strategic priorities	* Scorecard is set at the commencement of each financial year
* Measures and relative weights are chosen by the ARCG Committee to drive overall performance for the coming year
* STI calculations for each executive reflect the performance of ArcelorMittal and /or the performance of the relevant business units, the achievement of specific objectives of the department and the individual executive’s overall performance
	* No STI is paid for a performance below threshold 80% for each criteria; 100% STI payout for performance achieved at 100% for each criteria; 150% STI payout for performance achieved at 120% or above for each criteria	Range for Executive Chairman and CEO: 0 to 270% with a target at 120% of base salary Range for CFO and Executive Officers: 0 to 157.5% with a target at 70% of base salary
LTIP Sustain shareholder wealth creation in excess of performance of a peer group and incentivize executives to achieve strategy
Executive Office LTIP

* The vesting is subject to a relative TSR (Total Shareholder Return) compared to the S&P 500 and a peer group and to a relative EPS of a peer group over a three year- period
*The peer group is determined by the ARCG Committee
* No vesting will occur below the median for all grants as from 2016
* Performance is determined by the ARCG Committee

CFO and Executive Officers LTIP

*The vesting is subject to one or two measures depending on the business units or group, Gap to competition and TSR/EPS vs. peer group
*Vesting will occur if the performance is reached
*Performance is determined by the ARCG Committee
Maximum value at grant: 100% of base salary for Executive Chairman and CEO Guideline: 75% of base salary for CFO and Executive Officers
Remuneration mix
The total remuneration target of the Executive Chairman, CEO and CFO is structured to attract and retain executives; the amount of the remuneration received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.
The following remuneration charts, which illustrate the various elements of the Executive Chairman, CEO, CFO and the other Executive Officers' compensation, are applicable for 2021. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.

193	Management report
Note: no pension contribution

Management report	194
Note: Other benefits, as shown above, do not include international mobility incentives that may be provided.
2021 Total remuneration
The total remuneration paid in 2021 to members of ArcelorMittal’s senior management listed in “Management and employees—Directors and senior management” (including Mr. Lakshmi N. Mittal in his capacity as Executive Chairman and Mr. Aditya Mittal as CEO) was $8.9 million in base salary and other benefits paid in cash (such as health, other insurances, lunch allowances, financial services, gasoline and car allowance) and $12.3 million in short-term performance-related variable remuneration consisting of a short-term incentive linked to the Company’s 2020 results. During 2021, approximately $1.5 million was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Lakshmi N. Mittal).
No loans or advances to ArcelorMittal’s senior management were made during 2021, and no such loans or advances were outstanding as of December 31, 2021.
The following table shows the remuneration received by the Executive Chairman, CEO, CFO and the other Executive Officers as determined by the ARCG Committee in relation to the five most recent financial years including all remuneration components:

195	Management report

		Executive Chairman[8]					CEO[7]		Chief Financial Officer and Executive Officers [6]
(Amounts in $ thousands except for Long-term incentives)		2021	2020	2019	2018	2017	2021	2020	2021[9]	2020	2019	2018[5]	2017
Base salary[1]		1,700	1,374	1,569	1,604	1,505	1,783	1,261	5,056	2,970	4,643	5,371	4,709
Retirement benefits			—	—	—	—	178	146	1,348	555	698	862	849
Other benefits[2]		66	45	47	48	41	38	33	237	144	223	314	250
Short-term incentives[3]		2,908	—	3,198	2,775	2,333	2,226	935	7,158	2,169	6,015	5,495	4,468
Long-term incentives	- fair value in $ thousands[4]	1,419	1,407	1,339	1,166	1,130	1,550	1,292	4,396	1,834	3,096	2,702	1,922
	- number of share units	52,166	77,372	89,933	70,302	49,431	56,977	71,050	146,600	90,069	183,084	141,109	94,553
1.After the salary decrease applied in 2020, the base salaries of the CEO and President and CFO were set back to the original amounts in 2021. A salary increase of 9% was applied which includes the promotion of Mr. Aditya Mittal as CEO.
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
5.Henri Blaffart was included until March 31, 2018, Robrecht Himpe was included until June 30, 2018.
6.President and Chief Financial Officer included from 2017 through 2019.
7.Amounts presented for 2021 and 2020 reflect the compensation as President and Chief Financial Officer until February 11, 2021 and as CEO thereafter.
8.Amounts presented reflect the compensation as CEO until February 11, 2021 and as Executive Chairman thereafter.
9.Brian Aranha was included until March 31, 2021. Simon Wandke was included until September 30, 2021. New executive officers were included as of their respective nomination date.

Short-term incentives
Targets associated with ArcelorMittal’s 2021 Annual Performance Bonus Plan were aligned with the companies’ strategic objectives of improving health and safety performance and overall business performance and competitiveness.
For the Executive Chairman and the CEO, the 2021 annual performance bonus formula is based on the achievement of the following performance targets:
•EBITDA targets at Group level: 40% (acts as circuit breaker for financial measures EBITDA and FCF);
•FCF targets at Group level: 25%;
•Gap to competition targets at Group level: 20%; and
•Health and safety performance targets at Group level: 15% (fatalities act as circuit breaker for this measure).
For the Executive Chairman, 100% achievement of the agreed performance targets results in an annual performance bonus which equals 120% of base salary. For the CEO, 100% achievement of the agreed performance targets results in an annual performance bonus which equals to 100% of base salary.
For the CFO and other Executive Officers, the 2021 annual performance bonus formula has been tailored for their respective positions and is generally based on the following performance targets:
•EBITDA targets at Group, segment or Business unit level; (acts as circuit breaker for financial measures EBITDA and FCF)
•FCF targets at Group, segment or Business unit level;
•Gap to competition targets at Group level, segment or Business unit level;
•Health and safety performance targets at Group, Segment or Business unit level (fatalities act as circuit breaker for this measure); and
•Business specific measures for corporate functions.
For the CFO and other Executive Officers, 100% achievement of the agreed performance targets results in an annual performance bonus which equals 70% of base salary.
For the calculation of the annual performance bonus, the achievement level of every performance target is calculated separately, and these are added up.
Individual performance and assessment ratings define the individual annual performance bonus multiplier that will be applied to the annual performance bonus calculated based on

Management report	196
actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.5 may cause the annual performance bonus pay-out to be higher than 150% of the target annual performance bonus, up to 270% of the target annual performance bonus being the absolute maximum for the Executive Chairman and the CEO. Similarly, a reduction factor will be applied for those at the lower end.
In exceptional circumstances, the ARCG committee can exercise discretion in the final determination of the annual performance bonus.
The achievement level of performance for the annual performance bonus for the Executive Chairman, the CEO, the CFO and the other Executive Officers is summarized as follows:

Functional level	Target achievement threshold @ 80%	Target achievement @ 100%	Target achievement ≥ ceiling @ 120%
Executive Chairman and CEO	60% of base pay	120% of base pay	180% of base pay
CFO and Executive Officers	35% of base pay	70% of base pay	105% of base pay
ArcelorMittal Equity Incentive Plan
ArcelorMittal operates a long-term incentive plan to incentivize shareholder wealth creation in excess of performance of a peer group and incentivize executives to achieve strategy.
On May 10, 2011, the annual general meeting of shareholders approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan (see below and note 8.3 to the consolidated financial statements for a description of the Global Stock Option Plan). The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible employees of the Company (including the Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees. On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members (and is now applicable to the Executive Office). Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan.
In 2016, a special grant was approved in order to align the grant with the Action 2020 plan put in place by ArcelorMittal.
The maximum number of PSUs and RSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The 2018, 2019 and 2020 Caps for the number of PSUs/RSUs that may be allocated to the Executive Office and other retention and performance based grants below the Executive Office level, were approved at the AGMs on May 7, 2019, June 13, 2020 and 8 June 2021 respectively, at a maximum of 2,500,000 shares 4,250,000 shares and 3,500,000 shares respectively.
In 2016, ArcelorMittal adapted the plan:
•To consider the comments of shareholders that vesting should not happen below the median and
•To adapt to Action 2020 (Special grant).
Starting in 2021, the performance criteria for the PSUs for the Executive Office and Executive Officers include an ESG criteria comprised of a health & safety, a climate action and a diversity & inclusion target.

197	Management report
Conditions of the 2021 grant were as follows:

		Executive Office				Executive Officers
2021 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target				Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% median	≥120% median		TSR vs. peer group (40%)		100% weighted average	≥120% weighted average
		Vesting percentage	50%	100%		Vesting percentage		100%	150%
						Gap to competition (40%)		100% of target	120% of target
		ESG (30%)		100% of target		Vesting percentage		100%	150%
						ESG	20%	100% of target	120% of target
								100%	150%
		Vesting percentage		100%	●	RSUs with a three year vesting period

					●	RSUs with a two year vesting period
Awards made in 2016 through 2020
The Company's Equity Incentive Plan for senior management including Executive Officers follows the Company's strategy.
In addition to the 2021 grant, the summary of outstanding plans as of December 31, 2021 is as follows:

Executive office
2016 Special Grant	●	PSUs with a five year performance period, 50% vesting after three year performance period and 50% after additional two year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group
	●	Value at grant: 150% of base salary for the CEO and the President and CFO
	●	Vesting conditions:
			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance
		Vesting percentage	50%	100%

Management report	198

		Executive Office				Executive Officers
2018 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%

		Executive Office				Executive Officers
2019 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%

		Executive Office				Executive Officers
2020 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR/EPS vs. peer group	100% median	≥120% median
						Vesting percentage	50%	100%
						Gap to competition (where applicable)		100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Vesting percentage	0%	100%
		Vesting percentage	50%	100%	●	RSUs with a three year vesting period
					●	RSUs with a one year vesting period
See note 8.3 to the consolidated financial statements for further details on PSUs.

199	Management report
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
The Board of Directors, through its ARCG Committee, decided in 2012 to adopt its own clawback policy (the “Clawback Policy”) that applies to the members of the former GMB and to the Executive Vice President of Finance of ArcelorMittal. In 2016, the Clawback Policy was updated to reflect the Company’s structural changes and now applies to the Executive Office and the Executive Officers.
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
Employees
As of December 31, 2021, ArcelorMittal employs approximately 158,000 people directly, as well as a large number of contractors and part-time workers.
The table below sets forth the total number of employees by segment for the past three years.

Segment	2021	2020	2019
NAFTA	13,410	13,138	27,988
Brazil	19,450	18,752	19,362
Europe	60,525	71,682	74,900
ACIS	58,438	58,178	62,986
Mining	4,426	4,289	4,397
Other activities	1,660	1,704	1,615
Total	157,909	167,743	191,248
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
COVID-19 – Supporting the Company's people
Since ArcelorMittal’s creation, the health, safety and well-being of its workforce has been the number one priority. Since 2020, given the unprecedented global health crisis resulting from the COVID-19 pandemic, that pledge has never been more important. The virus spread across the globe and is present in all the countries where ArcelorMittal produces steel. The challenge and responsibility the Company therefore has, to ensure the safety and well-being of its near 158,000 strong workforce, is paramount.
ArcelorMittal has developed a COVID-19 governance structure to ensure a regular flow of information between the leadership and critical functional networks and task forces, which have either been created for the current crisis or previously existed and have been brought together more frequently.

Management report	200
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
ArcelorMittal also temporarily closed many offices, with people working from home during lockdown conditions throughout the year. This loss of social contact creates new challenges, and the Company has taken the time to listen to and understand people’s concerns and provide them with the support, advice and guidance they need as they adjusted to new and unusual working conditions.
The ArcelorMittal University continue to play a very important role in the development of specific learning modules to build the competencies and capabilities required by ArcelorMittal`s people in dealing with the crisis worldwide. They provided training on the key guidelines, remote working, managing through the crisis and supporting people dealing with the stress and anxieties. Remote, live sessions were held regularly at the global level with nearly 18,000 in attendance. In My Virtual Campus, the ArcelorMittal University online learning platform, nearly 64,000 active learners participated in over 282,000 hours of learning across over 1,000 courses.
Employee development
Sourcing, developing and retaining the right people continues to be a strategic priority for ArcelorMittal in building a high-performing organization. The Company recognizes the world of work has changed and the expectations of employees and potential new talents have changed with it. The COVID-19 pandemic, with its health and economic impact, has perhaps accelerated the importance of some factors (such as emotional resilience), and the implementation of others (such as digitalization) and has also reminded the Company of the importance of certain values and behavior, including strengthened focus on Diversity & Inclusion.
Communicating and connecting with the Company's employees is certainly an area where it has made a concerted effort during 2021, through more proximity meetings and other means of communication. Virtual meetings have been around for the past 20 years, but the explosion since 2020, through Teams, Zoom and other collaboration vehicles has really increased the connectivity of ArcelorMittal's people.
There continues to be a strong demand for the best talent and ArcelorMittal wants to ensure it is considered as an aspirational place to work. That means ensuring employees feel safe, respected and valued. It also means building a culture that constantly keeps employees committed, motivated, encouraged to learn and eager to perform at their best.
Employee development, including succession planning and the development of young talent, is also crucial in building a high-performing organization. The Company aims to have a clear career pathway for employees, supported with ongoing initiatives to build their technical capabilities through training. ArcelorMittal has programs designed to spot people with potential and manage the succession of key roles, as part of its overall strategic workforce planning process, which is overseen by the ARCG Committee. Strategic workforce planning is a key element of business unit quarterly reviews.
In 2021, the Company has continued to harness skills and resources and has stepped up its efforts to identify and accelerate the development and readiness of its High Potential employees (HiPos) to take on increased responsibilities. This has been achieved by having the right people in the right place at the right time; identifying people for key succession plans; anticipating and filling vacancies; ensuring a healthy and diverse leadership pipeline; nurturing internally the generations of tomorrow and preparing future leaders; encouraging individual performance and making sustainable performance gains; and ensuring the retention of HiPos, through acknowledgement, empowerment, motivation and challenges.
An effective succession planning process is based on open career discussions with HiPos. Every HiPo has a career counselling discussion with his/her manager and HR, which focuses on the ‘right casting for the role’ to determine fit, readiness and match with individual drivers and motivations. The outcome of this discussion is used in the succession planning process.
For the accelerated development of HiPos, the Company has developed Leadership Pipeline learning journeys, preparing them for promotion. The programs are partly personalized, based on assessments. They are customized and delivered through a blended format of face-to-face (when available) and digital.

201	Management report
The Talent Acceleration Pool ("TAP") is an accelerated development program for HiPos who have been identified deep in the organization (below Manager) and who have potential to reach at least Manager level in the organization. The HiPos are provided consistent and structured development opportunities, through assessments, career interviews, tailored individual development plans and learning journeys to support the creation of a pipeline of HiPo candidates for succession to Manager+ roles.
TAP 2 program (a new cohort) was successfully launched with the revised approach for the program management and the candidates development in the third quarter of 2021.
The TAP 2 program in 2021 included 78 participants from 21 nationalities, of which 23 were women (30%).
At the beginning of the COVID-19 pandemic, there were initial challenges as we pivoted from the delivery of learning and development in a traditional classroom format to expanding access through digital learning. In 2021, we have seen a large growth in active virtual learners throughout ArcelorMittal as we have continued to expand to our global community. These active learners invested an average of 4.4 hours each, a 20% increase from 2020. An excellent example of this was the involvement of over 60,000 employees worldwide in our global virtual Learning Week in June 2021. The Company also offered world class leadership programs to its talents and future leaders digitally. Over 350 HiPos attended leadership journeys in 2021 to prepare themselves for their next career steps.
Another important program is the Company's Group Mentoring Program, which is designed to provide all ArcelorMittal employees an opportunity to participate in a mentoring relationship with a Group Mentor. By the end of 2021, there were 135 mentors and 324 mentees active in the program.
In addition, in 2021 work continued with the first pilots of a global Human Capital Management system which will provide unification of the Company's employee systems around recruitment, performance, succession planning, career development and learning. This will provide the enhanced infrastructure necessary to analyze data and identify areas for continuous improvement in ArcelorMittal's global diversity and inclusion efforts.
Speak Up +, the new global employee survey
For many years Speak Up! has been the group’s flagship employee engagement survey, designed to assess professionals and leadership opinion on how they feel about working at ArcelorMittal, what the Company does well and, if there are areas where they believe we fall short, how they can be improved.
In 2021, ArcelorMittal launched the Speak Up + surveys, which serve as the ongoing vehicle to support the Company’s leaders in closely keeping a finger on the pulse of our organization, in a rapidly changing environment. The goal is to understand how the engagement of our people worldwide evolves – by regularly listening to the aspirations and concerns of ArcelorMittal people – and to empower leaders to spot and resolve potential issues quickly.
The survey occurs multiple times throughout the year and includes questions related to engagement, health & safety, well-being, values and diversity & inclusion. The outcomes from each Speak Up + survey are compared to multiple benchmarks, internally and over-time, and externally against industry peers. This enables the Company’s leaders to spot specific strengths and risks, e.g. attrition risk, and to define actions to improve employee engagement.
Concrete actions to address employees’ concerns are continuously defined and implemented based on the outcomes of the Speak Up + survey rounds to effectively drive employee’s engagement.
Diversity and inclusion
ArcelorMittal values diversity as a way of bringing fresh perspectives and experiences to the business and as part of its ambition to be an employer of choice. The Company has a presence in over 60 countries and employees from many more and its diversity and inclusion policy aims to encompass different cultures, generations, genders, ethnic groups, nationalities, abilities, and social backgrounds.
ArcelorMittal’s senior management is committed to building a more inclusive culture and recruiting, retaining, and promoting more talented women. It also recognizes the increasing expectations of stakeholders, including employees and investors, to report on progress in this area. In 2020, the Company benchmarked its diversity and inclusion policies against other companies to identify gaps and opportunities, engaged with several stakeholders on this topic and developed a strategy to address this issue. The topic was thoroughly discussed at the ARCG committee and had the full attention and support of both the Executive Chairman and the CEO. As a result of this initiative, the Company announced new plans to double the number of women at leadership positions within the next decade. By 2030, the aim is to reach 25% management positions held by women.
To achieve this figure, the Company is reviewing its policies and HR practices to give women employees greater flexibility to fit work into their lives; it will tackle unconscious bias and discrimination through training; and intend to consider at least one woman (either internal or external) in its recruitment shortlists for all professional and leadership positions. To

Management report	202
improve the gender balance in its leadership positions, the Company's Executive Office will oversee an annual career development planning process for high-potential women, and will include a minimum of one woman in every senior management succession plan. A newly established Diversity and Inclusion Council oversees the Group's Diversity and Inclusion ("D&I") performance and progress.
In 2021, 14% of management positions were held by women and 56% of key positions have at least one woman assigned as successor - those who are foreseen to take over senior manager positions at General Managers level and above.
In line with the worldwide effort to increase gender diversity at the board level, ArcelorMittal met its goal of increasing the number of women on the Board of Directors to at least three by the end of 2015. In 2021, four of the eleven positions on the Board of Directors were held by women.
A number of programs are in place to develop women as leaders. These are supported by initiatives including training programs for women employees, mentoring and coaching, networking, and role model involvement. This is aligned with a commitment to support future leaders in science, technology, engineering and mathematics ("STEM"). In 2021, the Company ran initiatives in all segments, including the participation in the TopWomenTech in Europe and partnership with Universities and schools, campaigns and job fairs focused on attracting women applicants with STEM backgrounds.
In 2021, to help foster a broader inclusive culture, the ArcelorMittal University also conducted learning programs for employees to build their understanding of how cultural orientations affect attitudes and actions, and how they can manage interactions between different cultural perspectives and communication styles. A series of three workshops focusing on Driving Inclusivity were held in October, November, and December 2021 with over 1,100 attendees. The accompanying sharepoint site registered over 3,100 views. Additionally, a virtual program celebrating International Women’s Day registered over 3,000 attendees.
Initiatives in a number of countries support people with disabilities in the workplace. In Brazil, there is a robust Diversity and Inclusion program. The program's governance is composed by the Executive Committee, National Diversity and Inclusion Committee and a Committee per each key area (Gender, People with Disabilities, Racial, LGBTI+). Among the key actions in Brazil during 2021, includes training of more than 1,000 people on inclusive leadership, individual accessibility mapping and diverse learning programs. In Europe, launching of the D&I campaign, participation in career fairs and partnership with universities and schools and multiple learning activities. In 2021, the program 'Women of Steel' from ArcelorMittal Mexico, received a recognition in the category of Intersectoral Alliances, thanks to the 36 alliances achieved in its 11 years in favor of the development of Lázaro Cárdenas and other communities, benefiting more than 43,000 people.
Collective Labor Agreements
The Joint Global Health and Safety Agreement signed in 2008 between the Company and the IndustriALL union at the European and international level (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union in North America remained in effect in 2021. This agreement recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates with the objective of achieving world-class performance. As a result of this agreement, the Joint Global Health and Safety ("H&S") Committee, composed of 13 representatives of management and the unions was created to help ArcelorMittal's steel and mining activities to further improve their health and safety performance. Among its main priorities, it focuses on the overview deployment and the monitoring of the compliance of local joint H&S committees, the development of guidelines to progress and training programs
In 2021, due to the COVID-19 pandemic and the worldwide sanitary crisis, three virtual meetings were organized throughout the year in order to discuss transversal specific topics with regard to the health and the safety of our people. In addition, other safety training programs, including the "Safety Leadership" and "Take Care" Trainings continued to be rolled out in 2021, including using some virtual sessions when sanitary situation required it, in order to support the “Journey to Zero” program aimed at reducing the amount of injuries and fatalities in the Company to zero. See “Business overview—Sustainable development—Management Theme #1: Health and safety.”
In 2021, collective labor agreements (“CLAs”) were entered into or renewed in various entities and countries.
At ArcelorMittal Long Products Canada, unionized employees at Contrecoeur West continue to work under an agreement with the United Steel Workers ("USW") renewed in July 2020 and expiring in July 2026. The six-year labor agreement ratified in February 2016, covering Contrecoeur East and Longueuil facilities remains valid until January 31, 2022. The positive vote of the workers assembly on February 27, 2022 concluded the CLA negotiations for a new six-year CLA ending the labor dispute which began on February 2, 2022. It ensured a return to normal operations at the Contrecoeur East and Longueuil facilities on February 28, 2022. The collective agreement with USW covering the Contrecoeur Scrap Recycling Center employees renewed in April 2016 for a six-year term remains valid. The collective agreement with USW at Hamilton-East Wire, renewed in 2016 for a five-year term expired in July 31,

203	Management report
2021 - the negotiation with the union started in June 2021 and a new collective agreement was signed in July 2021, expiring on May 30, 2026. The agreement with USW at St-Patrick Wire renewed in 2017 for a six-year term (expiring on December 31, 2023) also remains valid.
ArcelorMittal Mexico and the National Miners Union agreed to a new, one-year contract effective August 1, 2021. ArcelorMittal Mexico continues to explore opportunities with the union to improve workforce productivity, efficiency and competitiveness.
The North America branch of ArcelorMittal Tubular products renewed most of its labor agreements in 2021. After a strike in November 2021, following the expiration of the labor agreement which was in effect from 2017, ArcelorMittal Tubular Products Shelby plant reached an agreement with the union and signed the new four-year labor contract valid through October 31, 2025.
ArcelorMittal Tubular Products Woodstock ratified a new three-year contract with UNIFOR on February 20, 2021 which will expire on April 1, 2024.
ArcelorMittal Tubular Products Brampton signed a new four-year agreement with USW on December 13, 2021 which will expire on September 30, 2025.
At ArcelorMittal Tubular Products Monterrey, the collective agreement with the National Federation of Independent Unions was renewed effective February 15, 2021 for a one-year period. Negotiations with the union for the new period will take place in February 2022.
In Brazil, 2021 was also a challenging year due to the continuity of the COVID-19 pandemic. Vaccination programs enabled to organize a hybrid return to work with the implementation of a series of measures adapted to work environments and in compliance with the sanitary protocols in Brazil.
Throughout the year, Brazil Long segment renewed 14 collective agreements and conventions, most of them replacing inflation, which throughout the year varied between 7.7% and 11.08%. In addition, the Company signed collective agreements on the Bank of Hours and Work Regime. Collective agreements last for one year, maturing in several months.
For Tubarão and Vega do Sul, high inflation rate and a booming steel market weighed in the negotiations that also led to the renewal of CLAs. In Tubarão, an inflation rate of 10.78% as well as the allocation of meal tickets were incorporated in the agreement. In Vega do Sul, the new agreement included an inflation rate of 10.96% and a one-time bonus. The negotiations for ArcelorMittal Contagem led to a salary increase at the current rate of inflation (5.39%) for the period.
In Argentina, a salary increase of 50.2% was granted to employees, in line with the inflation projected for the year 2021. Until December 2021, the Company has implemented 35.2% increase and the rest will be implemented in the first quarter of 2022. In 2021, two different CLAs were effective for different categories of employees and regions. All CLAs have a duration of one year beginning in April of each year.
In Europe, most of the CLAs were renewed and new agreements were entered into. In France, a one-year salary agreement covering 2022 was finalized in December 2021 covering flat products entities and some AMDS entities. For other French entities, salary agreement negotiations will start early 2022. Regular meetings have been held with national representatives of the main trade unions to share information especially about the impact of the COVID-19 pandemic on ArcelorMittal's activities and employees, and also addressing the key challenges that the steel industry is facing. A major social agreement about working time organization and management has been renewed for 3 years. In some entities, company agreements about working from home policy have been signed and implemented during the year.
In Luxembourg, the collective labor agreement signed in June 2019 with the representatives from the two unions in the Company remains active. In January 2021, a Job Retention Plan was signed with the Government and the unions. This tripartite agreement is valid until the end of 2025. The commitments are mainly related to investments, unemployment (labor pool) and pre-retirement.
In Belgium, the economic crisis and health crisis for last two years resulted in substantial efforts from our employees. ArcelorMittal Belgium faced some social actions in Ghent in September 2021, which was a trigger to start CLA negotiations and discuss the concerns of the employees. CLA was focused on 4 main elements: respect, staffing and workload, working conditions and financial compensation. A commitment has been made and an action plan was set up with an implementation in the coming years.
In Germany, the main focus was on managing the COVID-19 pandemic within the high and increased production volume. health and safety measures have been embedded into the operational everyday life. Still at the end of 2021, there was increased pressure due to the fourth wave with critical situations in some sites to reach the necessary shift strengths. Social partners met twice in the social dialogue group (digital and one in person), comprised of both employer and employee representatives. Negotiations on CLA were closed at the beginning of 2021 without a structural increase. Only bonus payments have been agreed for 2021 and 2022. New negotiations will start during the second half of 2022.

Management report	204
Throughout the year, the union supported the Company in its transformation plans within the political landscape.
In 2021, social dialogue at ArcelorMittal Poland was developed in many areas. The new areas of cooperation are in the field of taking care of employees covered by business transformation and securing employees during the COVID-19 pandemic. Negotiations with trade unions on the new CLA framework were completed. ArcelorMittal Poland has also signed a CLA for 2021 and an agreement on mitigating the social effects resulting from the implementation of restructuring processes. The agreement defines the rules for taking care of employees from reduced positions. Social Fund regulations for 2022 have been agreed with trade unions. Negotiations on CLA for year 2022 have started. Throughout 2021, regular meetings with trade unions took place to cooperate on COVID-19 pandemic activities to protect workers and production. Proximity meeting in plants with CEO were organized in the sanitary regime. Cooperation with trade unions is carried out at the national level supporting the transformation of the steel industry.
In Spain, as in the rest of the world, 2021 has been strongly influenced by the effects of the COVID-19 pandemic. In the context deriving from the 2020 health and financial crises, labor relations at ArcelorMittal have been characterized by a focus on promoting social dialogue, in spite of the objective difficulties. Management and unions have had to address the challenges posed by the uncertainties affecting the Company's activities, in a permanent effort to adapt to the circumstances and demonstrate flexibility, which has facilitated the temporary layoff plan (ERTE) in effect since 2009 and extended, through an agreement with the employee representatives, up to December 31, 2021. During 2021, signed CLAs were implemented and the remaining CLAs were signed at the sites where this process had not yet been completed. Following the Memorandum of Understanding signed by ArcelorMittal with the Spanish Government in July 2021 to foster decarbonization, discussions have been initiated with the unions to address the labor implications of this strategy. At the end of the year, there were some important social challenges pending, not only relating to the above-mentioned decarbonization strategy, but also relating to the expiry of the CLAs and to the aforementioned temporary layoff plan.
Despite the sanitary constraints due to the COVID-19 pandemic crisis, regular online meetings were organized throughout the year in order to inform the European Works Council ("EWC") representatives about the health and safety and business situation of the Company's operations in Europe, including the EWC bureau (10), the Select Committee (3) and the Plenary Assembly.
In 2019, ArcelorMittal and the EWC began negotiations aimed at revising some of the elements of the agreement signed in 2007.
The negotiations started in early November 2019 and were expected to be finalized in the first quarter of 2020. Due to the COVID-19 pandemic (lockdown and sanitary restrictions), negotiations were put on hold and then relaunched in 2021. A two-day meeting with IndustriAll Europe and Unions federations was organized in September 2021, after several discussions with IndustriAll Europe’s representatives and the negotiations are expected to come to a conclusion by early 2022.
The employee situation in Ukraine remained stable in 2021. Trade unions organized four peaceful non-numerous protest actions with request for a salary increase. The situation was resolved via a constructive dialogue and continuous negotiation process.
In South Africa, out of the 6,726 employees of the Company, 4,608 employees, who are part of the bargaining unit, are covered by a deferred CLA concluded in 2020 with the recognized unions NUMSA and Solidarity which expires in March 2022. The agreement included a remuneration adjustment of 5% in November 2020 and 2% in April 2021. NUMSA renounced this agreement and subsequently declared a dispute of refusal to bargain with the Center for Dispute Resolution (CDR). At the conciliation session, ArcelorMittal South Africa raised a jurisdictional issue, arguing that CDR did not have jurisdiction to hear the matter since NUMSA did not follow the internal dispute procedure stipulated in the Recognition Agreement. Upon issuing the advisory award, the CDR commissioner advised NUMSA to follow the Recognition Agreement with a view to requesting an internal dispute meeting and thereby withdrawing the current dispute. Upon receiving the advisory award, NUMSA provided ArcelorMittal South Africa with notice that it would commence strike action. ArcelorMittal South Africa sought relief in the Labor Court on an urgent basis to obtain an urgent Court injunction of the impending strike action. After hearing arguments from both parties, the Labor Court agreed with ArcelorMittal South Africa’s view that NUMSA had not followed the Recognition Agreement and thus granted the injunction requested by ArcelorMittal South Africa. NUMSA did not take any further action on the matter, most likely deciding to raise the issue again during formal negotiations in 2022.
ArcelorMittal Temirtau's CLAs were expiring at the end of 2021. ArcelorMittal Temirtau and the trade unions entered into new CLAs for three years valid as from January 2022.
In 2021, the Mining segment maintained productive social dialogue and relationships with its trade unions and communities where there are operations. The CLA with USW in Canada was renegotiated in 2021 and remains in force. As part of the negotiations in Canada with USW, a four week strike occurred, which furthermore underlined the need for continuous dialogue with the Company's employees and the unions. The Company expects productive continuous interactions in the next

205	Management report
years. The agreement with UWUL in Liberia was under negotiation and is expected to be closed in the first quarter of 2022.
Corporate governance
This section describes the corporate governance practices of ArcelorMittal for the year ended December 31, 2021.
Board of Directors and senior management
ArcelorMittal is governed by a Board of Directors and managed by the senior management. As described in "Directors and senior management" above, ArcelorMittal’s senior management was comprised of the Executive Office - comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal. The Executive Office was supported by a team of seven other Executive Officers, who together encompass the key regions and corporate functions.
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
Board of Directors

11 members	9 non-executive directors	7 independent directors	2 executive directors (CEO and Executive Chairman)

36% women	64% men	8 average years on the Board	58 average age of directors

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
Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Lakshmi N. Mittal was also ArcelorMittal’s CEO until February 11, 2021. Mr. Lakshmi N. Mittal was re-elected to the Board of Directors for a three-year term at the annual general meeting of shareholders on June 13, 2020.

Management report	206
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

207	Management report
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
In 2021 the Board of Directors held 5 meetings with 100% of the average attendance rate.

5 meetings (2021)	100% Average attendance rate
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
Separate meetings of independent directors
The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. Five meetings of the independent directors outside the presence of management were held in 2021.
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

Management report	208
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
The 2021 Board of Directors’ self-evaluation was completed by the Board on January 25, 2022. The Board of Directors was of the opinion that it and the management had cooperated successfully during 2021. Strong focus was given on health and safety, sustainability, on JV performance and structure, on shareholders returns including share buyback. on policies including incorporating of ESG criteria and targets in the short-term and long term incentive structure.The Board of Directors reviewed the practical implementation of the governance structure and thought it was working well. The Board set new priorities for discussion and review and identified a number of priority topics for 2022.
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
Board profile
The key skills and experience of the directors, and the extent to which they are represented on the Board of Directors and its committees, are set out below. In summary, the non-executive directors contribute:

International and operational experience	Understanding of the industry sectors in which ArcelorMittal operates	Knowledge of global capital markets and being a company listed in several jurisdictions	Understanding of the health, safety, environmental, political and community challenges that ArcelorMittal faces

209	Management report
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
Diversity
In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board met its goal of increasing the number of women on the Board to at least three by the end of 2015 with the election of Mrs. Karyn Ovelmen in May 2015. Out of 11 members of the Board of Directors, women represent 36% in 2021. The ArcelorMittal Board’s diversity not only relates to gender, but also to the region, background and industry of its members.
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
Structured opportunities are provided to build knowledge through initiatives such as visits to plants and mine sites and business briefings provided at Board meetings. Non-executive directors also build their Company and industry knowledge through the involvement of the Executive Office and other senior employees in Board meetings. Business briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose of creating long-term shareholder value through the development of the ArcelorMittal business in steel and mining. The Company therefore continuously builds directors’ knowledge to ensure that the Board remains up-to-date with developments within the Company’s segments, as well as developments in the markets in which the Company operates.
During the year, non-executive directors participated in the following activities:
•comprehensive business briefings intended to provide the directors with a deeper understanding of the Company’s activities, environment, key issues and strategy of the Company’s segments. These briefings are provided to the Board of Directors by senior executives, including Executive Office members. The briefings provided during the course of 2021 covered health and safety processes, cyber security, risk management, corporate responsibility, carbon reduction strategy in steelmaking, capital allocation process and strategy. Business briefings took place at Board and committee meetings;
•briefing meetings with the Company executives in charge of specific business segments or markets;
•development sessions on specific topics of relevance, such as health and safety, commodity markets, HR, investor relations, accounting, the world economy, changes in corporate governance standards, directors’ duties and shareholder feedback.
The ARCG Committee oversees director training and development. This approach allows induction and learning

Management report	210
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
Board of Directors committees
The Board of Directors has three committees:
•the Audit & Risk Committee,
•the ARCG Committee, and
•the Sustainability Committee.
Audit & Risk Committee

4 members (100% independent)	6 meetings (2021)
In 2021, 6 meetings of the Audit & Risk Committee were held with an attendance rate of 100%.
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
•the identification and management of risks to which the ArcelorMittal group is exposed; and
•conducting investigations into any matters, including whistleblower complaints, within its scope of responsibility and obtaining advice from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.
The Audit & Risk Committee must be composed solely of independent members of the Board of Directors. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Audit & Risk Committee comprises four members, all of whom must be independent under the Company’s corporate governance guidelines, the New York Stock Exchange (NYSE) standards as applicable to foreign private issuers and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Audit & Risk Committee makes decisions by a simple majority with no member having a casting vote.
At least one member must qualify as an "audit committee financial expert” as defined by the SEC and determined by the Board.
At least one member must qualify as an Audit & Risk Committee “risk management expert” having experience in identifying, assessing, and managing risk exposures of large, complex companies.
The Audit & Risk Committee currently consists of 4 members: Mrs. Karyn Ovelmen, Mr. Bruno Lafont, Mr. Karel de Gucht and Mr. Etienne Schneider, each of whom is an independent Director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit & Risk Committee is Mrs. Ovelmen who is an “audit committee financial expert” as defined by the SEC.
Please see “Directors and senior management—–Board of Directors” above for Mrs. Ovelmen's experience.
According to its charter, the Audit & Risk Committee is required to meet at least four times a year. The Audit & Risk Committee performs an annual self-evaluation and completed its 2021 self-evaluation on January 25, 2022. The charter of the Audit & Risk Committee is available from ArcelorMittal upon request.
Appointments, Remuneration and Corporate Governance Committee (former ARCGS Committee)

4 members (100% independent)	9 meetings (2021)

211	Management report
In 2021, 9 meetings of the ARCG Committee were held, with an attendance rate of 100%.
The ARCG Committee is comprised of four directors, each of whom is independent under the New York Stock Exchange standards as applicable to foreign private issuers and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.
The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.
The Board of Directors has established the ARCG Committee to:
•determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the CEO, the Executive Chairman and for the seven other Executive Officers;
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
During its meeting of May 8, 2018, the Board renewed its emphasis on four key areas (health & safety, environment and community relations, climate change and social issues) and added these to the scope of the ARCG Committee to ensure a
Board level review of these important topics. Accordingly, the ARCG Committee was renamed the ARCGS Committee ("Appointments, Remuneration, Corporate Governance and Sustainability Committee") to highlight the Company’s focus on these key areas. During its meeting of July 27, 2021, the Appointment, Remuneration, Corporate Governance and Sustainability Committee became again ARCG Committee and the new Sustainability Committee was created. As a result, ArcelorMittal complies with the new Principle 9 on companies' corporate social responsibility introduced subsequently to the revision of the 10 Principles of the Luxembourg Stock Exchange. According to Recommendation 9.3 under the Principles, the Board shall regularly consider the Company's non-financial risks, including social and environmental risks.
The ARCG Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The ARCG Committee may seek the advice of outside experts.
The four members of the ARCG Committee are Mr. Bruno Lafont, Mrs. Suzanne P. Nimocks, Mrs. Clarissa Lins and Mr. Tye Burt, each of whom is independent in accordance with the NYSE standards applicable to foreign private issuers and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Lafont.
The ARCG Committee is required to meet at least three times a year.
The ARCG Committee performs an annual self-evaluation and completed its 2021 self-evaluation on January 25, 2022.
The charter of the ARCG Committee is available from ArcelorMittal upon request.
Succession management
Succession management at ArcelorMittal is a systematic, structured process for identifying and preparing employees with potential to fill key organizational positions, should the position become vacant. This process applies to all ArcelorMittal key positions up to and including the Executive Office. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance, potential and an assessment of leadership capabilities and their “years to readiness”. Development needs linked to the succession plans are discussed, after which “Personal Development Plans” are put in place, to accelerate development and prepare candidates. Regular reviews of succession plans are conducted at different levels of the organization to ensure

Management report	212
that they are accurate and up to date, leading to at least once a year formal review by the Executive Office, of all key positions. Succession management is a necessary process to reduce risk of vacant positions or skill gap transitions, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation and engagement. This process has been in place for several years and reinforced, widened and made more systematic in all regions of the organization. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCG Committee.
Sustainability Committee

3 members (67% independent)	2 meetings (2021)
In 2021, 2 meetings of Sustainability Committee were held, with an attendance rate of 100%.
The Sustainability Committee comprises three members, of whom two are independent. The members are appointed by the Board of Directors. The Sustainability Committee makes decisions by simple majority with no member having a casting vote.

The primary function of the Sustainability Committee is to assist the Board of Directors on the following areas:
•review Group level frameworks, policies, standards, and guidelines in sustainability matters;
•review the Company`s sustainable development plan and associated management systems and ensure the Group is well positioned to meet the evolving expectations of stakeholders, including investors, customers, regulators, employees, and communities;
•review the effectiveness of the process for assessing and managing catastrophic risks;
•coordinate the SC’s risk management work with the Audit and Risk Committee, in relation to reporting to the Board;
•review the findings of important climate action report and the management response;
•support and provide guidance to management in developing and updating policies and procedures relating to employee health & safety, environment, climate change and community relations;
•monitor any current, pending or threatened legal actions with respect to safety, climate change, environment, and community relations;
•produce a report on sustainable development plan to be included in ArcelorMittal`s Annual Report;
•review and recommend to the Board of Directors on the adequacy of the reporting on sustainability opportunities, risks and issues in the Annual Report, Sustainability Report, and other relevant public documents;
•make recommendations to the Board of Directors with respect to trends in results and programs in all covered areas;
•ensure that the SC Chair (or in his or her absence, an alternative member) of the SC attends the Company’s Annual General Meeting to answer questions concerning sustainability and their development and/or implementation;
•oversee any investigation and/or undertake any thorough analysis which is within its scope.
The three members of the Sustainability Committee are Mrs. Clarissa Lins, Mr. Tye Burt and Mr. Michel Wurth. Mrs Lins and Mr Burt are independent in accordance with the Company’s corporate governance guidelines, the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Sustainability Committee is Mrs. Lins.
The members have relevant expertise or experience relating to the objective of the Sustainability Committee. The responsible senior managers pertaining to their respective areas of responsibility - health and safety, environment, climate change, for community relations - are permanent invitees to the meetings of the SC. The Chairman of the SC makes a verbal report of the SC’s decisions and findings to the Board of Directors after each SC meeting.
Other corporate governance practices
ArcelorMittal is committed to adhering to best practices in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., EU and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary, as evidenced by the policies adopted by the Board of Directors in 2012.

213	Management report
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
During 2021, there were 169 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit & Risk Committee, none of these complaints were found to be significant.
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

Management report	214
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

Shareholders and markets
Major shareholders
The following table sets out information as of December 31, 2021 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Ordinary Shares
	Number	%
Significant Shareholder[1]	330,940,242	33.67%
Treasury Shares[2]	71,916,570	7.32%
Other Public Shareholders	579,952,960	59.01%
Total	982,809,772	100.00%
Of which: BlackRock inc.[4]	52,460,418	5.34%
Of which: Société Générale SA4	49,485,652	5.04%
Of which: Directors and Senior Management[3]	115,132	0.01%
Significant Shareholder voting rights (outstanding shares)		36.33%
1For purposes of this table, ordinary shares owned directly by Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder (other than those resulting from the conversion of mandatorily convertible subordinated notes). At December 31, 2021, Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and beneficial ownership (within the meaning set forth in Rule 13d-3 of the Exchange Act), through the Significant Shareholder, of the outstanding equity of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”). Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 63,658,348 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 266,969,652 ArcelorMittal ordinary shares. Mr. Lakshmi N. Mittal was the direct owner of 286,742 ArcelorMittal ordinary shares. Mrs. Mittal was the direct owner of 25,500 ArcelorMittal ordinary shares. Mr. Lakshmi N. Mittal, Mrs. Mittal and the Significant Shareholder shared beneficial ownership of 100% of the outstanding equity of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Lakshmi N. Mittal was the beneficial owner of 330,914,742 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 330,653,500 ordinary shares, and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) was the beneficial owner of 330,940,242 ordinary shares. The foregoing statement does not give effect to the ordinary shares resulting from the conversion of the mandatorily convertible subordinated notes issued in May 2020 outstanding as of December 31, 2021. Assuming conversion of all outstanding mandatorily convertible subordinated notes issued in May 2020 (including those held by the Significant Shareholder), the Significant Shareholder would, together with Mr. and Mrs. Mittal, beneficially own 341,828,522 ordinary shares representing 32.58% of issued shares (assuming conversion of all notes at the maximum conversion ratio) or 340,206,842 ordinary shares representing 32.74% of issued shares (assuming conversion of all notes at the minimum conversion ratio). As of December 31, 2021 and 2020, the Significant Shareholder (together with Mr. Lakshmi N. Mittal and Mrs. Mittal) held 33.67% and 35.64% of the Company’s ordinary shares respectively. During 2021, the Company repurchased 62.2 million shares from the Significant

215	Management report
Shareholder under its five buy back programs for $1.9 billion. See "Related party transactions-Share Repurchase Agreement".
2Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs, fractional shares returned in various transactions, and the use of treasury shares in various transactions.
3Includes shares beneficially owned by directors and members of senior management listed in section "Management and employees—Directors and senior managers" of this annual report; excludes shares beneficially owned by Mr. Lakshmi N. Mittal. Note that ordinary shares included in this item are included in “Other Public Shareholders” above.
4Note that ordinary shares included in this item are included in “Other Public Shareholders” above.

Aditya Mittal is the direct owner of 120,413 ArcelorMittal ordinary shares representing 0.01% of the ArcelorMittal ordinary shares outstanding. Aditya Mittal holds a total of 344,331 PSUs of which 133,720 may vest in 2022, 82,584 may vest in 2023, 71,050 may vest in 2024 and 56,977 may vest in 2025. As the vesting of PSUs is dependent on the Company's performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal ordinary shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Lakshmi N. Mittal and Mrs. Mittal and is CEO and non-independent director of ArcelorMittal. Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal ordinary shares, representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and Mrs. Mittal and a member of the Company’s Board of Directors.
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
On May 18, 2020, ArcelorMittal announced that a 5.11% shareholding notification by BlackRock, Inc. was available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’. On August 27, 2020 ArcelorMittal announced that BlackRock Inc. has notified it of a decrease in its voting rights in ArcelorMittal from 5.04% to 4.98% as based on an amended form submitted on August 25, 2020. The notification was available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.
On February 5, 2021, BlackRock, Inc. filed a Schedule 13G with the SEC stating that it beneficially owned 57,171,259 shares or 5.2% of ArcelorMittal’s issued shares as of December 31, 2020.
On March 10, 2021, BlackRock, Inc. filed a Schedule 13G/A with the U.S. Securities and Exchange Commission stating that it beneficially owned 51,468,777 shares or 4.7% of ArcelorMittal’s issued shares as of February 28, 2021.
On February 4, 2022, BlackRock, Inc. filed a Schedule 13G/A with the U.S. Securities and Exchange Commission stating that it beneficially owned 52,460,418 shares or 5.3% of ArcelorMittal’s issued shares as of December 31, 2021.
On January 19, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned 49,166,064 shares or 5.24% of ArcelorMittal’s issued shares as of January 18, 2022.
There were notifications from Société Générale SA on June 22, on November 12, 19 and 24, on December 18 and 30, 2020 and on January 4, 6 and 25, 2021 with a closing percentage on December 31, 2020 of 4.75% subsequently increasing to 5.18% on January 4, 2021 and decreasing to 4.79% on January 21, 2021.
There were notifications from Société Générale SA on January 4, 6 and 25, 2021, on March 8, 12, 25 and 31, 2021, on May 5 and 19, 2021, on June 7, 2021, on August 6 and 16, 2021, on September 6, 2021, on October 29, 2021, on November 10, 2021 and on December 1, 6 and 29 with a closing percentage on December 31, 2021 of 5.04%.
On January 26, 2022, there was a notification from Société Générale SA stating that it beneficially owned 44,777,728 shares or 4.88% of ArcelorMittal’s issued shares as of January 21, 2022. These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”. The notifications were published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities ("Transparency Law") in view of a shareholding notification going above or below the 5% voting rights threshold.
Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the

Management report	216
number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.
At December 31, 2021, 2,585 shareholders other than the Significant Shareholder, holding an aggregate of 44,268,913 ArcelorMittal ordinary shares, were registered in ArcelorMittal’s shareholder register, representing approximately 4.5% of the ordinary shares issued (including treasury shares).
At December 31, 2021, there were 159 registered shareholders holding an aggregate of 82,879,056 New York Registry Shares, representing approximately 8.43% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Registry Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.
At December 31, 2021, 535,672,879 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain, representing approximately 54.5% of the ordinary shares issued (including treasury shares).
Voting rights
Each share entitles the holder to one vote at the general meeting of shareholders, and no shareholder benefits from special voting rights. For more information relating to ArcelorMittal shares, see “Additional information—Memorandum and Articles of Association—Voting and information rights”.

Management share ownership
As of December 31, 2021, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (16 individuals) totaled 115,132 ArcelorMittal shares (excluding shares beneficially owned by the Significant Shareholder, Mr. Lakshmi N. Mittal) representing 0.012% of the total issued share capital of ArcelorMittal. Other than Mr. Lakshmi N. Mittal, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. See "Major shareholders” for the beneficial share ownership of the Significant Shareholder, Mr. Aditya Mittal and Ms. Vanisha Mittal Bhatia.
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
The following tables summarize outstanding PSUs and RSUs granted to the members of the Executive Office and Executive Officers of ArcelorMittal for the last five years.

	PSUs granted in 2021	PSUs granted in 2020	PSUs granted in 2019	PSUs granted in 2018	PSUs granted in 2017
Executive Office	109,143	148,422	172,517	134,861	90,084
Term (in years)	3	3	3	3	3
Vesting date[1]	January 1, 2025	January 1, 2024	January 1, 2023	January 1, 2022	January 1, 2020 - January 1, 2022
1See “Directors, senior management and employees—Compensation—Remuneration—Long-term incentives plans”, for vesting conditions.

217	Management report

	RSUs granted in December 2021	RSUs granted in May 2021	PSUs granted in 2021	RSUs granted in 2020		PSUs granted in 2019	PSUs granted in 2018	PSUs granted in 2017
CFO and Other Executive Officers	32,400	25,000	89,200	15,169	24,900	100,500	76,550	44,720
Term (in years)	3	2	3	1	3	3	3	3
Vesting date[1]	December 16, 2024	May 7, 2023	January 1, 2025	December 14, 2021	December 14, 2023	January 1, 2023	January 1, 2022	January 1, 2021
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
The parties agreed to renew a limited number of services where expertise and bargaining power created value for each party. ArcelorMittal has provided in 2021 and will continue to provide in 2022 certain services relating to areas including environmental and technical support.
In the area of research and development at the time of the spin-off, Aperam entered into a framework agreement with ArcelorMittal in 2011, and as amended in 2015 to establish a structure for future cooperation in relation to certain ongoing or new research and development programs. Currently, few but valuable research and development supports are implemented through this agreement. New exchanges about breakthrough technologies or possible technical developments interesting both companies were launched in 2020 and 2021 and are still ongoing.
In Europe, Aperam purchased most of its electricity and natural gas through energy supply contracts put in place for the period 2014-2020 through ArcelorMittal Energy SCA and ArcelorMittal Purchasing SAS, and such contracts have been renewed in 2021.
Regarding procurement, Aperam still relies on ArcelorMittal for supplies and services in relation to the negotiation of certain contracts with global or large regional suppliers. The Purchasing Services Agreement entered into for an initial term of two years until January 24, 2013 has been renewed and remains in force in relation to the following key categories: operating materials (only hot strip mill), refractory materials, spare parts, sea freight, industrial products and support services (excluding industrial services). The Purchasing Services Agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditures.

Management report	218
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
In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between ArcelorMittal Brasil and Aperam Inox América do Sul S.A., Aperam Inox Serviços Brasil Ltda., Aperam Inox Tubos Brasil Ltda. and Aperam Bioenergia Ltda.pursuant to which, ArcelorMittal Brasil continued to perform purchasing for the benefit of these Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties on a yearly basis.
Headquarters
ArcelorMittal Kirchberg Real Estate S.à r.l., Kennedy 2020 SAS, and Aperam Real Estate S.à r.l, which are subsidiaries of ArcelorMittal and Aperam, respectively, signed a land use right for a combined head office project in Kirchberg, Luxembourg with Fonds Kirchberg on March 7, 2019.
Share Repurchase Agreement
The Significant Shareholder has entered into a share repurchase agreement with ArcelorMittal on February 12, 2021 (as amended from time to time), (the "Share Repurchase Agreement"), to sell each trading day on which ArcelorMittal has purchased shares under its 2021 share buyback programs (the "Programs") an equivalent number of shares, at the proportion of the Significant Shareholders's stake in ArcelorMittal of 36.34% of issued and outstanding shares of ArcelorMittal, at the same price as the shares repurchased on the market. The effect of the Share Repurchase Agreement is to maintain the Significant Shareholders's voting rights in ArcelorMittal's issued share capital (net of treasury shares) at the current level, pursuant to the Programs.
On March 4, June 18, July 7, November 17 and December 29, 2021, ArcelorMittal announced the completion of five consecutive Programs under the authorization given by the annual general meetings of shareholders held on June 13, 2020 and June 8, 2021 (see "Introduction—Key transactions and events in 2021" and "Purchases of equity securities by the issuer and affiliated purchasers"). To maintain Significant
Shareholder's current level of voting rights as per the Share Repurchase Agreement, in the context of the first, second, third, fourth and fifth Programs, the Company repurchased, 9.9 million, 6.5 million, 8.9 million, 24.5 million and 12.4 million shares, respectively, from the Significant Shareholder for $236 million, $207 million, $273 million, $799 million and $363 million, respectively.
On February 11, 2022, ArcelorMittal announced a new $1 billion share buyback program. To maintain Significant Shareholder's current level of voting rights as per the Share Repurchase Agreement, the Company repurchased 525,177 shares from the Significant Shareholder for $16.2 million. On February 25, 2022, the Company announced the decision of the Significant Shareholder not to further participate to such program. Accordingly, the Share Repurchase Agreement was terminated with respect to this program (see "Introduction—Key transactions and events in 2021—Recent developments").
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
Paying agents
The paying agent for shareholders who hold shares listed on the NYSE is Citibank and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, and Luxembourg Stock Exchange is ABN AMRO since March 29, 2021, date as from which it replaced BNP Paribas Securities Services.
New York Registry Shares
The Company does not have any American Depositary Receipts. As described under “Additional information—Memorandum and Articles of Association—Form and transfer of shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2021, 82,879,056 shares (or approximately 8.43% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Registry Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Registry Shares, such as cross-border trades where New York Registry Shares

219	Management report
are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2021, Citibank paid the Company $790,621 in respect of reimbursements of expenses incurred by the Company in 2021.
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
Following the achievement of the Group's net debt target, in February 2021, the Board has approved a new capital return policy. According to this policy, the Board recommended a $0.30/share base dividend be paid in June 2021, subject to the approval of shareholders at the AGM.
On June 8, 2021 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.30 per share. The dividend amounted to $325 million ($312 million net of dividends paid to subsidiaries holding treasury shares) and was paid on June 15, 2021.
In February 2022, the Board of Directors recommended an increase of the base annual dividend to $0.38/share, from $0.30/share, to be paid in June 2022, subject to the approval of shareholders at the annual general meeting of shareholders in May 2022. In addition, the Company has initiated a new $1 billion share buyback program for the first half of 2022. This is the maximum based on the current authorization provided by shareholders at the annual general meeting of shareholders in June 2021. Additional authorization to repurchase shares will be sought from shareholders at the 2022 annual general meeting of shareholders.
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

Management report	220
On March 4, 2021, ArcelorMittal announced the completion of its first share buyback program under the authorization given by the annual general meeting of shareholders held on June 13, 2020. By market close on March 3, 2021, the Company repurchased 27.1 million shares for a total amount of €537 million ($650 million) at an average price per share of €19.79 (equivalent to $23.97).
The annual general meeting of shareholders held on June 8, 2021 decided (a) to cancel with effect as of the date of the meeting the authorization granted to the Board of Directors by the annual general meeting of shareholders held on June 13, 2020 with respect to the share buy-back program, and (b) to authorize, effective immediately after the General Meeting, the Board of Directors, with the option to delegate to the corporate bodies of the other companies in the ArcelorMittal group in accordance with the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), to acquire and sell shares in the Company in accordance with the Law and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments.
On June 18, 2021, ArcelorMittal announced the completion of its second share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 13, 2020 and June 8, 2021. At market closure on June 17, 2021, ArcelorMittal had repurchased 17.8 million shares for a total value of approximately €469 million (equivalent to $570 million) at an average price per share of €26.27 (equivalent to $31.94).
On July 7, 2021, ArcelorMittal announced the completion of its third share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 13, 2020 and June 8, 2021. At market closure on July 5, 2021, ArcelorMittal had repurchased 24.5 million shares for a total value of €630 million (equivalent to $750 million) at an average price per share of €25.77 (equivalent to $30.66).
On November 17, 2021, ArcelorMittal announced the completion of its fourth share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 8, 2021. At market closure on November 16, 2021, ArcelorMittal had repurchased 67.4 million shares for a total value of €1,881 million (equivalent to $2,200 million) at an average price per share of €27.91 (equivalent to $32.64).
On December 29, 2021, ArcelorMittal announced the completion of its fifth share buyback program announced on November 17, 2021 pursuant to an authorization by the annual general meeting of shareholders on June 8, 2021. At market closure on December 28, 2021, ArcelorMittal had repurchased 34.0 million shares for a total value of €886 million (equivalent to $1,000 million) at an average price per share of €25.99 (equivalent to $29.34).
On February 11, 2022, ArcelorMittal announced a new $1 billion share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 8, 2021. At market closure on March 10, 2022, ArcelorMittal had repurchased 7.1 million shares for a total value of €193 million (equivalent to $214 million) at an average price per share of €27.14 (equivalent to $30.08).
As described in “Memorandum and Articles of Association”, the maximum number of shares that may be acquired does not in any event exceed 15% of the Company’s issued share capital. The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-272-1 of the Law.

221	Management report

Program[1]	2021	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares that may yet be purchased under the Plans or Programs (see above explanations)
First buyback program	February 1 - February 28	21,684,751	$23.86	21,684,751	5,428,570
First buyback program	March 1 - March 31	5,428,570	$24.42	5,428,570	—
Second buyback program	April 1 - April 30	2,328,711	$29.75	2,328,711	15,518,346
Second buyback program	May 1 - May 31	8,644,669	$31.72	8,644,669	6,873,677
Second buyback program	June 1 - June 30	6,873,677	$32.95	6,873,677	—
Third buyback program	June 1 - June 30	18,006,801	$30.38	18,006,801	6,451,723
Third buyback program	July 1 - July 31	6,451,723	$31.45	6,451,723	—
Fourth buyback program	August 1 - August 31	24,621,120	$33.92	24,621,120	42,782,946
Fourth buyback program	September 1 - September 30	18,705,626	$32.40	18,705,626	24,077,320
Fourth buyback program	October 1 - October 31	16,357,268	$31.07	16,357,268	7,720,052
Fourth buyback program	November 1 - November 30	7,720,052	$32.46	7,720,052	—
Fifth buyback program	November 1 - November 30	16,205,010	$29.40	16,205,010	17,875,039
Fifth buyback program	December 1 - December 31	17,875,039	$29.29	17,875,039	—
1.Commencement of first, second, third, fourth and fifth buyback programs was announced on February 15, 2021, March 4, 2021, June 18, 2021, July 29, 2021 and November 17, 2021, respectively, for an aggregate amount of $650 million, $570 million, $750 million, $2.2 billion and $1 billion, respectively, and the completion of these programs was announced on March 4, 2021, June 18, 2021, July 7, 2021, November 17, 2021 and December 29, 2021, respectively. The first four buyback programs and the fifth one were scheduled to be completed by December 31, 2021 and February 2022, respectively. As of December 31, 2021, all of these programs are closed.
Share capital
As of December 31, 2021, the Company’s issued share capital was $350 million represented by 982,809,772 ordinary shares without nominal value. The Company's issued share capital changed as described below in 2020 and 2021.
Out of the total of 982,809,772 shares in issue, 71,916,570 shares were held in treasury by ArcelorMittal at December 31, 2021, representing approximately 7.32% of its issued share capital.
The Company’s authorized share capital, including the issued share capital, was $442 million represented by 1,241,418,599 ordinary shares without nominal value as of December 31, 2021. The Company's authorized share capital changed as described below in 2020 and 2021.
On May 14, 2020, the Company completed an offering of ordinary shares, without nominal value for $750 million at a price of $9.27 per share; and on May 18, 2020, the Company completed an offering of mandatorily convertible subordinated notes ("MCNs") for $1,250 million, respectively (see note 11.2 to the consolidated financial statements). At the closing of the offering of ordinary shares, the Company issued 80,906,149 fully paid up shares. Accordingly, the share capital and aggregate number of shares issued and fully paid up increased to $393 million represented by 1,102,809,772 ordinary shares without nominal value. Subsequently, on December 15, 2020, ArcelorMittal signed separate, privately negotiated agreements with certain MCN holders to exchange $247 million in aggregate principal amount of MCNs for an aggregate of 22,653,933 shares. See note 11.2 to the consolidated financial statements.
On June 13, 2020, at the EGM of ArcelorMittal shareholders, the shareholders approved an increase of the Company's authorized share capital to $485 million represented by 1,361,418,599 ordinary shares without nominal value. The increase was needed to deliver the necessary ordinary shares upon conversion of the MCNs, which were on the basis of the conversion ratio when issued on May 18, 2020, mandatorily convertible into up to 134,843,500 ordinary shares of the Company and for the Company to have adequate flexibility going forward, whilst taking into account the issue of 80,906,149 ordinary shares in an offering which closed on May 14, 2020. In addition, the EGM of ArcelorMittal shareholders held on June 13, 2020 authorized the Board of Directors, during a period of five years from the date of the EGM meeting, i) to issue additional ordinary shares in the Company within the limit of the authorized share capital and ii) to limit or suspend the preferential subscription rights of existing shareholders in the event of any increase in the issued share capital up to and including the share capital. For more information, see note 11 to the consolidated financial statements.

Management report	222
In line with the authorization granted by the EGM of ArcelorMittal shareholders held on June 8, 2021, the Board of Directors has decided to keep the number of treasury shares within appropriate levels to cancel:
(i) on August 4, 2021, 70 million treasury shares. As a result of this cancellation, ArcelorMittal had 1,032,772 shares in issue (compared to 1,102,809,772 before the cancellation),
(ii) on September 22, 2021, 50 million treasury shares. As a result of this cancellation, ArcelorMittal had 982,809,772 shares in issue (compared to 1,032,809,772 before cancellation),
(iii) on January 14, 2022, 45 million treasury shares. As a result of this cancellation, ArcelorMittal has 937,809,772 shares in issue (compared to 982,809,772 before cancellation).
The first two cancellations took into account the $2.2 billion share buyback program announced on July 29, 2021 which completed on November 16, 2021 whereas the third cancellation took into account the $1 billion share buyback program announced on November 17, 2021 which completed on December 28, 2021.
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
In accordance with Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder and the number of shares held by such shareholder in the shareholders’ register. Each transfer of shares is made by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, dated and signed by the transferor and the transferee or by their duly appointed agent. ArcelorMittal may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of such agreement is provided to ArcelorMittal.
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

223	Management report
c.shares traded on the NYSE (the "New York Registry Shares"), which are registered (including in the name of the nominee of Depository Trust Company) in a New York Share Register kept on behalf of ArcelorMittal by Citibank, N.A., its New York transfer agent.
Since March 2009, ArcelorMittal had used the services of BNP Paribas Securities Services to assist it with certain administrative tasks relating to the day-to-day administrative management of the shareholders’ register. However, on March 29, 2021, the Company replaced BNP Paribas Securities Services with ABN AMRO. The Company maintains a New York shareholders' register with Citibank, N.A. (located at 388 Greenwich Street, New York, New York 10013) for its New York Registry Shares that trade on the NYSE with underlying positions held in Euroclear. As of December 31, 2021, 82,879,056 shares (or approximately 8.43% of ArcelorMittal's total issued shares) were New York Registry Shares.
The law of April 6, 2013 concerning dematerialized securities allows Luxembourg issuers to opt for the full dematerialization of shares. The EGM of ArcelorMittal shareholders held on May 10, 2017 authorized and empowered the Board of Directors to give effect to such dematerialization and to determine its effective date, following which new shares in the Company may only be issued in dematerialized form (the “Effective Date”). Notice of the compulsory dematerialization will be given in accordance with Article 6.9 (i) of the Articles of Association. As from the Effective Date, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. It would then no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently the case. As of December 31, 2021, notice of the Effective Date has not been given.
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
The EGM may not validly deliberate unless at least half of the share capital is present or represented upon the first call. If the quorum is not met, the meeting may be reconvened as described in “General meeting of shareholders” below. The second meeting will be held regardless of the proportion of share capital represented. At both meetings, resolutions, in order to be adopted, must be carried by at least two-thirds of the votes cast.
Article 5.1 of the Articles of Association of the Company was amended to reflect the issued share capital increase described above in "Shareholders and markets–Share capital". Such amendment to the Articles of Association was filed with the Luxembourg Register of Commerce and Companies on June 8, 2020.
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
The Articles of Association provide that preemptive rights may be limited or canceled by the Board of Directors in the event of an increase in the Company’s issued share capital until the date being five years from the date of publication in the Luxembourg legal gazette (Recueil électronique des sociétés et associations) (“RESA”) of the relevant meeting minutes, which publication occurred on June 17, 2020 with respect to the minutes of the EGM held on June 13, 2020. This power of the Board of Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years each.
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

Management report	224
•only fully paid-up shares may be repurchased. At December 31, 2021, all of ArcelorMittal’s issued ordinary shares were fully paid-up; and
•the acquisition offer is made on the same terms and conditions to all the shareholders who are in the same position, it being noted however that listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to the shareholders.
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
The annual general meeting of shareholders held on June 8, 2021 (the “General Meeting”) decided (a) to cancel with effect as of the date of the General Meeting the authorization granted to the Board of Directors by the general meeting of shareholders held on June 13, 2020 with respect to the share buy-back program (the "Authorization"), and (b) to authorize, effective immediately after the General Meeting, the Board of Directors, with the option to delegate to the corporate bodies of the other companies in the ArcelorMittal group in accordance with the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), to acquire and sell shares in the Company in accordance with the Law and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments.
Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (the "MAR Regulation"), Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures and Luxembourg law of December 23, 2016 on market abuse implementing the MAR Regulation .
Such transactions may be carried out at any time, including during a tender offer period, subject to applicable laws and regulations including Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act.
The Authorization is valid until the end of the annual general meeting of shareholders to be held in 2022 (the "2022 AGM") or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the 2022 AGM.
The maximum number of shares that may be acquired under the Authorization may not in any event exceed 15% of the Company’s issued share capital. The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-2 of the Law. The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the Euronext markets where the Company is listed or the Luxembourg Stock Exchange, depending on the market on which the purchases are made. For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during 30 consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction. The total amount allocated for the Company’s share repurchase program may not in any event exceed the amount of the Company’s then available equity.
Capital reduction
The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where, at first call, at least 50% of the issued share capital is required to be represented, with no quorum being required at a reconvened meeting.
The extraordinary general meeting of shareholders held on June 8, 2021 decided to authorize the Board of Directors, for a period of three years (i) to cancel all the shares repurchased by the Company under its share buyback programs up to a maximum of 165 million shares and to consequently reduce the issued share capital of the Company and the authorized share capital of the Company by an amount corresponding to the product of the number of treasury shares cancelled multiplied by thirty-six US dollar cents (USD 0.36), being the par value of the shares in the Company - and (ii) to consequentially amend articles 5.1

225	Management report
and 5.2 of the articles of association of the Company to reflect the above cancellations and reductions of the issued and authorized share capital of the Company, (iii) to reduce or cancel the relevant reserves constituted under applicable law in relation thereto and (iv) to instruct and delegate power to and authorize the Board of Directors or its delegate(s) to implement the cancellation of the number of treasury shares determined by the Board of Directors and the corresponding reduction of share capital and related matters in one or more installments as deemed fit by the Board of Directors, to cause the share capital reductions and cancellations of the treasury shares and the consequential amendment of the Articles to be recorded by way of one or more notarial deeds, and generally to take any steps, actions or formalities as appropriate or useful to implement this decision of the extraordinary general meeting.
Please refer to the section on “Shareholder and markets - Share capital” for the details on the latest share capital reductions.
General meeting of shareholders
The shareholders’ rights law of May 24, 2011, which transposes into Luxembourg law Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 (on the exercise of certain rights of shareholders in listed companies) of July 14, 2007 came into force on July 1, 2011 was amended by the law of August 1, 2019 which entered into force on August 1, 2019 amending the law of May 24, 2011 on the exercise of certain rights of shareholders and transposing Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 (the “Shareholders' Rights Law”) and includes provisions relating to general meetings of shareholders, as discussed below.
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

Management report	226
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
The Shareholders’ Rights Law provides that a company’s articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items. Although the Articles of Association do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the June 8, 2021 general meetings, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice and were also provided the opportunity for a virtual Q&A session.
Given the COVID-19 outbreak - and related limitation on travel and large gatherings - the Board of Directors decided to hold the June 8, 2021 general meetings without a physical presence, as permitted by Luxembourg law. In view thereof, arrangements were made to provide the shareholders the opportunity to vote electronically, and by proxy voting as set out in the convening notice.
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

227	Management report
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
The remuneration of the Directors is determined each year by the annual general meeting of shareholders subject to Article 17 of the Articles of Association. The annual shareholders meeting of the Company decides on the directors’ remuneration. The Executive Chairman is not remunerated for his membership on the Board of Directors. The remuneration of the Executive Chairman is determined by the Board’s ARCG Committee, which consists solely of independent directors. For more information, see “Management and employees—Compensation”.
Pursuant to the Shareholders’ Rights Law, the shareholders must be informed in detail of the remuneration of the members of the Company's Board of Directors and its CEO and the company's remuneration policy. Companies must prepare a management remuneration policy describing all components, criteria, methods and modalities applied to determine the fixed and variable remuneration of such persons. Such remuneration policy must contribute to the Company' business strategy and long-term interests. It must be resubmitted to an advisory vote at the general meeting of shareholders for approval each time there is a significant change thereto and at least every four years. In addition, companies must prepare a remuneration report for the annual general meeting on the remuneration and benefits granted to directors, and such remuneration report is required to be submitted for an advisory vote at the general meeting of shareholders each year.
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
In order to be adopted, amendments of the Articles of Association relating to the size and the requisite minimum

Management report	228
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
Liquidation
In the event of the liquidation, dissolution or winding-up of ArcelorMittal, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to liquidate, dissolve or wind-up the Company requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at first call at least 50% of the share capital is represented, with no quorum being required at a reconvened meeting. Irrespective of whether the liquidation is subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, it requires the approval of at least two-thirds of the votes cast at the extraordinary general meeting of shareholders.
Mandatory bid—squeeze-out right—sell-out right
Mandatory bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids, as amended from time to time (the “Takeover Law”), provides that, if a person acting alone or in concert acquires securities of ArcelorMittal which, when added to any existing holdings of ArcelorMittal securities, give such person voting rights representing at least one third of all of the voting rights attached to the issued shares in ArcelorMittal, this person is obliged to make an offer for the remaining shares in ArcelorMittal. In a mandatory bid situation the “fair price” is in principle considered to be the highest price paid by the offeror or a person acting in concert with the offeror for the securities during the 12–month period preceding the mandatory bid.
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

229	Management report
offered must be fair and equitable and must be based on a report drawn up by a leading international financial institution nominated by the Company.
Squeeze-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be presumed a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of the ArcelorMittal shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is presumed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.
Sell-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be presumed “fair” in the sell-out proceedings if the offeror acquired at least 90% of the ArcelorMittal shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is presumed to be a fair price. The consideration paid in the sell-out proceedings must take the form of cash or liquid securities. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.
Disclosure of significant ownership in ArcelorMittal shares
Holders of ArcelorMittal shares and derivatives or other financial instruments linked to ArcelorMittal shares may be subject to the notification obligations of the Luxembourg law of January 11, 2008, as last amended by the law dated February 27, 2018, on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Law”). The following description summarizes these obligations. ArcelorMittal shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.
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
The sanction of suspension of voting rights automatically applies, subject to limited exceptions set out in the Transparency Law to any shareholder (or group of

Management report	230
shareholders) who has (or have) crossed the thresholds set out in article 7 of the Articles of Association and articles 8 to 15 of the Transparency Law but have not notified the Company accordingly. The sanction of suspension of voting rights will apply until such time as the notification has been properly made by the relevant shareholder(s).
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
Disclosure of insider dealing transactions
Members of the Board of Directors and the members of the Executive Office, Executive Officers and other executives fulfilling senior management responsibilities within ArcelorMittal and falling with the definition of “Persons Discharging Senior Managerial Responsibilities” set out below and persons closely associated with them must disclose to the CSSF and to ArcelorMittal all transactions relating to shares or debt instruments of ArcelorMittal or derivatives or other financial instruments linked to any shares or debt instruments of ArcelorMittal (together the “Financial Instruments”) conducted by them or for their account.
Such notifications shall be made promptly and not later than three business days after the date of the transaction.
“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors, and the Executive Office, the Executive Officers, and other executives occupying a high level management position with regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy (see “Directors, senior management and employees— Directors and senior management" for a description of senior management). Persons closely associated with them include their respective family members.
Both information on trading in Financial Instruments by “Persons Discharging Senior Managerial Responsibilities” and ArcelorMittal’s Insider Dealing Regulations are available on www.arcelormittal.com under “Investors—Corporate Governance—Share Transactions by Management”. For more information, see “Directors, senior management and employees—Directors and senior management”.
In 2021, forty-one notifications were received by ArcelorMittal from such persons and filed with the CSSF.
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

231	Management report
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
Limitation of directors’ liability/indemnification of Directors and the members of the Executive Office
The Articles of Association provide that ArcelorMittal will, to the broadest extent permitted by Luxembourg law, indemnify every director and member of the Executive Office as well as every former director or member of the Executive Office for fees, costs and expenses reasonably incurred in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the Executive Office.
The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense, or if it is ultimately determined that the director or members of the Executive Office has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of ArcelorMittal.
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
The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2021.
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

Management report	232
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
Non-compete
For so long as the MoU Group holds and controls at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Executive Office, the MoU Group and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT ISPAT Indo.
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

233	Management report
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
With regard to article 11(1) (i) of the Takeover Law, the annual general meeting of shareholders ("AGM") held on June 8, 2021 granted the Board of Directors a new share buy-back authorization whereby the Board of Directors may authorize the acquisition or sale of Company shares including, but not limited to, entering into off-market and over-the-counter transactions and the acquisition of shares through derivative financial instruments. Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with the Luxembourg law of December 23, 2016 on market abuse, Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures and may be carried out by all means, on or off-market, including by a public offer to buy-back shares, or by the use of derivatives or option strategies. The fraction of the capital acquired or transferred in the form of a block of shares may amount to the entire program. Such transactions may be carried out at any time, including during a tender offer period, in accordance with applicable laws and regulations, including Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act. The authorization is valid for a period of five years, i.e., until the annual general meeting of shareholders to be held in 2022, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2022 AGM. Details relating to the repurchase of shares, as approved by the June 8, 2021 AGM can be found under "—Memorandum and Articles of Association - Repurchase of shares".
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

Management report	234
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
Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2020 and 2021 taxable years, and ArcelorMittal does not anticipate being a PFIC for its 2022 taxable year. See “—Passive foreign investment company ("PFIC") status”.
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
(b) Taxation of sales, exchanges, or other dispositions of ArcelorMittal shares
Sales or other taxable dispositions by U.S. Holders of ArcelorMittal shares generally will give rise to gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in such ArcelorMittal shares, as determined in U.S. dollar. A U.S. Holder generally will have an initial tax basis in each ArcelorMittal share equal to its U.S. dollar cost to the U.S. Holder.

235	Management report
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
This summary does not purport to address all material tax considerations that may be relevant to a holder or prospective holder of ArcelorMittal shares. This summary also does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules, including dealers in securities, financial institutions, insurance companies, investment funds.

Management report	236
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

237	Management report
Luxembourg resident corporate holders
For Luxembourg companies, which do not benefit from a special tax regime, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 7%) for Luxembourg companies with registered office in Luxembourg City is 24.94% in 2021. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.
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
Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2021. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized

Management report	238
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
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of management’s internal control over financial reporting as of December 31, 2021 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit S.à r.l., (Firm Id- 1287), and their report as of March 11, 2022 below expresses an unqualified opinion on the Company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected or are reasonably likely to have materially affected the Company’s internal control over financial reporting.
Change in certifying accountant
On February 9, 2021, following a tender process to appoint an external auditor for the period beginning January 1, 2022, the Audit and Risk Committee recommended to the Board that it propose to the AGM to take place on May 4, 2022 (the "2022 AGM") the appointment of Ernst & Young S.A. (“EY”) as the new external auditor of ArcelorMittal for the financial year 2022, and on that date the Board resolved to make such proposal, which appointment would become effective upon ratification at the 2022 AGM. Accordingly, the Company’s audit relationship with Deloitte Audit S.à r.l. (“Deloitte”) would cease on the date of the 2022 AGM. In respect of fiscal years 2021 and 2020, Deloitte did not issue a report on the consolidated financial statements of ArcelorMittal that contained an adverse opinion or a disclaimer of opinion, and the relevant Deloitte auditor’s reports in respect of such consolidated financial statements were not qualified or modified as to uncertainty, audit scope or accounting principles. During fiscal years 2020 and 2021, there has not been any disagreement with Deloitte over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to Deloitte’s satisfaction would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its auditor’s reports, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.
ArcelorMittal has provided Deloitte with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of

239	Management report
Deloitte’s letter dated March 11, 2022, in which they stated that they agree with with certain parts of such disclosure and have no basis to agree or disagree with other parts, is filed as an exhibit to this annual report on Form 20-F.
During fiscal years 2020 and 2021 and through March 11, 2022, the Company did not consult with EY regarding: (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company; or (ii) any matter that was either the subject of a disagreement or reportable event as discussed in Item 16F(a)(1) of Form 20-F. EY’s proposed appointment will be presented for shareholder vote at the 2022 AGM. ArcelorMittal has requested that EY review the foregoing disclosure and has provided it with the opportunity to furnish the Company with a letter addressed to the US Securities and Exchange Commission containing any new information, clarification of the Company’s expression of its views or the respects in which it does not agree with such disclosure.

Report of Independent Registered Public Accounting Firm 240
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 11, 2022, expressed an unqualified opinion on those consolidated financial statements.
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

/s/ Deloitte Audit S.à r.l.

Luxembourg, Grand Duchy of Luxembourg
March 11, 2022

241	Management report
Principal accountant fees and services
Deloitte Audit S.à r.l. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2021 and 2020. Set forth below is a breakdown of fees for services rendered in 2021 and 2020.
Audit Fees. Audit fees in 2021 and 2020 included $25.8 million and $25.6 million, respectively, for the audits of financial statements, and $0.3 million and $0.4 million in 2021 and 2020, respectively, for regulatory filings.
Audit-Related Fees. Audit-related fees in 2021 and 2020 were $0.5 million and $0.7 million, respectively. Audit-related fees include fees for agreed upon procedures for various transactions or reports.
Tax Fees. Fees relating to tax planning, advice and compliance in 2021 and 2020 were $0.2 million and $0.2 million, respectively.
All Other Fees. Fees in 2021 and 2020 for all other services were $0.05 million and $0.01 million, respectively. All other fees relate to services not included in the first three categories.
The Audit & Risk Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2021 within its scope, prior to commencement of the engagements. None of the services provided in 2021 were approved under the de minimis exception allowed under the Exchange Act.
The Audit & Risk Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit & Risk Committee has delegated pre-approval powers on a case-by-case basis to the Audit & Risk Committee Chairman, for instances where the Committee is not in session and the preapproved services are reviewed in the subsequent Committee meeting.

Management report	242
Glossary - definitions, terminology and principal subsidiaries
Definitions and terminology
Unless indicated otherwise, or the context otherwise requires, references herein to “ArcelorMittal”, “we”, “us”, “our”, “ArcelorMittal Group”, “Group” and the “Company” or similar terms are to ArcelorMittal S.A. consolidated with its subsidiaries. References to “ArcelorMittal S.A.”, “ArcelorMittal parent” or “parent of ArcelorMittal” are to ArcelorMittal S.A., formerly known as Mittal Steel Company N.V. (“Mittal Steel”), having its registered office at 24-26, Boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg. ArcelorMittal’s principal operating subsidiaries, categorized by reporting segment and location, are listed below.
For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below are used where applicable.

Name of Subsidiary	Abbreviation	Country
NAFTA
ArcelorMittal Dofasco G.P.	ArcelorMittal Dofasco	Canada
ArcelorMittal México S.A. de C.V.	ArcelorMittal Mexico	Mexico
ArcelorMittal Long Products Canada G.P.	ArcelorMittal Long Products Canada	Canada

Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina

Europe
ArcelorMittal France S.A.S.	ArcelorMittal France	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P.	ArcelorMittal Mines and Infrastructure Canada ("AMMC")	Canada
ArcelorMittal Liberia Ltd.	ArcelorMittal Liberia	Liberia

243	Management report
In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to abbreviations or terms shown below have the following definitions:

ARS	Argentine Peso, the official currency of Argentina	INR	Indian rupee, the official currency of India
Articles of Association	the amended and restated articles of association of ArcelorMittal, dated January 17, 2022 filed as Exhibit 1.1 hereto	Iron pellets	agglomerated ultra-fine iron ore particles of a size and quality suitable for use in steel-making processes
AUD$ or AUD	Australian dollars, the official currency of Australia	Kilometers	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or 1000 in meters, each of which equals approximately 3.28 feet
Brownfield project	the expansion of an existing operation	KZT	the Kazakhstani tenge, the official currency of Kazakhstan
C$ or CAD	Canadian dollars, the official currency of Canada	Metallurgical coal	a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection (“PCI”) process
Executive Office	the Executive Chairman, Mr. Lakshmi N. Mittal and Chief Executive Officer, Mr. Aditya Mittal	PLN	Polish złoty, the offcial currency of Poland
CIS	the countries of the Commonwealth of Independent States	Production capacity	the annual production capacity of plant and equipment based on existing technical parameters as estimated by management
CNY	Chinese yuan, the official currency of China	Ps or MXN	the Mexican peso, the official currency of the United Mexican States
Coking coal	coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process	Real, reais or R$	Brazilian reais, the official currency of Brazil
Crude steel	the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters	ROM	run of mine - mined iron ore or coal to be fed to a preparation and/or concentration process
Downstream	finishing operations: flat products - the process after the production of hot-rolled coil/plates, and long products - the process after the production of blooms/billets (including production of bars, wire rods, SBQ, etc.)	Sales	include shipping and handling fees and costs billed to a customer in a sales transaction
DMTU or dmtu	dry metric tonne unit	SBQ	special bar quality steel, a high-quality long product
DRI	direct reduced iron, a metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production	Significant Shareholder	a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries
Energy coal	coal used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal	UAH	Ukrainian hryvnia, the official currency of Ukraine
Euro, euros, EUR or €	the official currency of the European Union (“EU”) member states participating in the European Monetary Union	US$, $, dollars, USD or U.S. dollar	United States dollar, the official currency of the United States
Sinter	a metallic input used in the blast furnace steel-making process, which aggregates fines, binder and other materials into a coherent mass by heating without melting	Upstream	operations that precede downstream steel-making, coking coal, coke, sinter, DRI, blast furnace, basic oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill
Spanish Stock Exchanges	the stock exchanges of Madrid, Barcelona, Bilbao and Valencia	Wet recoverable	a quantity of iron ore or coal recovered after the material from the mine has gone through a preparation and/or concentration process excluding drying
Steel products	finished and semi-finished steel products, and exclude raw materials (including those described under “upstream” below), direct reduced iron (“DRI”), hot metal, coke, etc.	ZAR	South African rand, the official currency of the Republic of South Africa
Tons, net tons or ST
short tons are used in measurements involving steel products as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a short ton is equal to 907.2 kilograms or 2,000 pounds)
		Metric Tonnes or MT	metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds)

Management report	244

Executive Officers	those executives of the Company who are supporting the Executive Office and jointly with the Executive Office represent the senior management of the Company	Probable mineral reserve	is the economically mineable part of an indicated and, in some cases, a measured mineral resource.
EAF	Electric arc furnaces are used to produce steel from scrap melted using electricity, in contrast to the cast iron sector (blast furnace – converter) where it is produced from iron ore.	Mineral resource	is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
GMB	the Group Management Board, the former senior management body which was replaced by the CEO Office subsequently renamed Executive Office. The Executive Office, supported by seven Executive Officers, makes up the Company’s senior management	Measured mineral resource	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
Greenfield project	the development of a new project	Indicated mineral resource	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
Green steel	steel products subject to auditor verified certification of the CO2 savings achieved	Inferred mineral resource	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
Mineral reserve	is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Proven mineral reserve	is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

EXHIBITS
EXHIBIT INDEX

Exhibit	Description
Number

1.1	Amended and Restated Articles of Association of ArcelorMittal dated January 17, 2022 available at Exhibit 1.1
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of ArcelorMittal and its subsidiaries on a consolidated basis. ArcelorMittal hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of ArcelorMittal or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2	Description of ArcelorMittal securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.2)
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

4.6*
Supplemental Terms for 2017-2018 to the ArcelorMittal Equity Incentive Plan effective May 10, 2017, filed as Exhibit 4.13 to the annual report on Form 20-F filed on February 15, 2018) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342918000007/a2017exhibit413.htm

4.7*
Supplemental Terms for 2018-2019 to the GMB PSU Plan effective May 9, 2018 filed as Exhibit 4.13 to the annual report on Form 20-F filed on February 25, 2019) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit413.htm.

4.8*
Supplemental Terms for 2018-2019 to the ArcelorMittal Equity Incentive Plan effective May 9, 2018 filed as Exhibit 4.14 to the annual report on Form 20-F filed on February 25, 2019) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit414.htm.

4.9*
Supplemental Terms for 2019-2020 Group Management Board Performance Share Units Plan effective December 12, 2019 filed as Exhibit 4.14 to the annual report on Form 20-F filed on March 03, 2020) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342920000004/a2019exhibit414.htm

4.10*
Supplemental Terms for 2019-2020 Performance Share Units effective December 12, 2019 filed as Exhibit 4.15 to the annual report on Form 20-F filed on March 03, 2020) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342920000004/a2019exhibit415.htm.

4.11*
Supplemental Terms for 2020-2021 Group Management Board Performance Share Units Plan effective December 12, 2020 filed as Exhibit 4.13 to the annual report on Form 20-F filed on March 08, 2021) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342921000004/a2020exhibit413.htm

4.12*
Supplemental Terms for 2020-2021 Restricted Share Units and Performance Share Units effective December 12, 2020 filed as Exhibit 4.14 to the annual report on Form 20-F filed on March 08, 2021) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342921000004/a2020exhibit414.htm

4.13	Supplemental Terms for 2021-2022 Group Management Board Performance Share Units Plan effective June 08, 2021 and filed as Exhibit 4.13
4.14	Supplemental Terms for 2021-2022 Restricted Share Units and Performance Share Units effective June 08, 2021 and filed as Exhibit 4.14
4.15	Restricted Share Units and Performance Share Units Plan effective June 08, 2021 and filed as Exhibit 4.15
8.1	List of Significant Subsidiaries available at Exhibit 8.1.
12.1	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act and available at Exhibit 12.1.
13.1
Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code and available at Exhibit 13.1.

15.1	Consent of Deloitte Audit available and at Exhibit 15.1.

15.2	Mining consents for ArcelorMittal Mining Canada G.P. and available at Exhibit 15.2
15.3	Mining consents for Baffinland and available at Exhibit 15.3
15.4	Mining consent for Bosnia and available at Exhibit 15.4
15.5	Mining consents for Brazil and available at Exhibit 15.5
15.6	Mining consent for India and available at Exhibit 15.6
15.7	Mining consent for Kazakhstan iron ore and available at Exhibit 15.7
15.8	Mining consent for Kazakhstan coal and available at Exhibit 15.8
15.9	Mining consent for Liberia and available at Exhibit 15.9
15.10	Mining consents for Mexico (excluding Peña Colorada) and available at Exhibit 15.10
15.11	Mining consent for Peña Colorada and available at Exhibit 15.11
15.12	Mining consent for South Africa and available at Exhibit 15.12
15.13	Mining consents for Ukraine iron ore operations and available at Exhibit 15.13
15.14	Letter from Deloitte Exhibit 15.14
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

*    Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: March 11, 2022

249 Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
The Company’s evaluation of goodwill for impairment at the group of cash-generating units (“GCGU”) level, and property, plant and equipment (“PP&E”) as part of the relevant cash-generating unit (“CGU”), involves a comparison of the recoverable amount of each GCGU or CGU to its carrying amount. Recoverable amount is defined as the higher of fair value less costs of disposal and the value-in-use for each GCGU or CGU. The Company primarily used value-in-use to determine the recoverable amounts for each GCGU or CGU, which required management to make significant assumptions related to estimates of future cash flows.
The goodwill balance as of December 31, 2021 was $3,931 million. There was no impairment of goodwill recorded for the year ended December 31, 2021.

Report of Independent Registered Public Accounting Firm 250

The PP&E balance of the Company as of December 31, 2021 was $30,075 million. There was no impairment of PP&E recorded for the year ended December 31, 2021. In connection with the Company’s annual test for impairment of goodwill and PP&E, the Company reversed impairment charges which had been recognized in prior years relating to PP&E in the Europe segment amounting to $218 million for the year ended December 31, 2021.
Key assumptions that had a significant impact on the Company’s estimate of the recoverable amounts of the relevant GCGUs and CGUs included volume of shipments, selling prices and the discount rate. Changes in these assumptions could have a significant impact on the recoverable amount of a GCGU or CGU.
In developing the estimates of future cash flows of its GCGUs and CGUs, the Company considered its exposure to certain climate-related risks which could affect the recoverable amount of a GCGU or CGU. Where there is a legal obligation of carbon neutrality, such as in Europe and Canada, estimates of future cash flows include the decarbonization capital expenditures deemed necessary to maintain the level of economic benefit expected to arise from related assets in their current condition. For the remaining jurisdictions, where there is not a legal obligation of carbon neutrality, risk premiums in the discount rates utilized to determine the present value of estimated future cash flows have been increased for decarbonization related uncertainties.
Given the significant judgments made by management to estimate the recoverable amounts of the relevant GCGUs and CGUs, performing audit procedures to evaluate the reasonableness of management’s estimates related to volume of shipments, selling prices, and discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to volume of shipments, selling price and discount rate used by management to estimate future cash flows of the GCGUs and CGUs included the following, among others:
•We tested the effectiveness of internal controls over management’s valuation methodology and assumptions used, and estimates of future cash flows, including controls over the determination of the recoverable amount of the GCGUs and CGUs.
•We evaluated management’s ability to reasonably estimate future cash flows by comparing actual results to management’s historical forecasts.
•We evaluated the reasonableness of management’s estimates of future cash flows considering historical operating results, current macroeconomic conditions, the consistency of estimates of future cash flows with available external third party data, the consistency of the estimates of future cash flows to disclosures, internal and external communications of management and the Board of Directors, and holding discussions with relevant personnel.
•We evaluated the effects of climate-related matters, including current legislation and regulations related to carbon emissions as well as the Company’s ongoing initiatives to transition to a lower-carbon operations, including expected required investments and risk premiums, when assessing the reasonability of management’s cash flow projections.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by:
◦Evaluating the reasonableness of the methodology used and underlying source information used in the Company’s calculation of the discount rate.
◦Testing the mathematical accuracy of the calculation.
◦Developing an independent range of estimates and comparing the discount rate selected by management to our range.
•We evaluated the impact of any changes in management’s cash flow forecasts from October 1, 2021, the annual measurement date for testing impairment of goodwill, to December 31, 2021.

251 Report of Independent Registered Public Accounting Firm
Deferred Tax Assets - Refer to Note 10.4 to the Consolidated Financial Statements
Critical Audit Matter Description
ArcelorMittal S.A. (parent company) has deferred tax assets primarily related to tax losses and other tax benefits carried forward. Under current tax law in Luxembourg, tax losses accumulated before January 1, 2017, do not expire and are recoverable against future taxable income. The valuation of deferred tax assets requires management to make significant estimates related to the future taxable income to be derived from entities within the Luxembourg tax integration and, as a result, the amounts of deferred tax assets expected to be realized by ArcelorMittal S.A. The assessment of the likelihood of future taxable profits being available, and specifically the length of the forecast periods utilized, requires significant management judgment.
The deferred tax asset balance as of December 31, 2021, was $8,147 million, which is primarily related to the Luxembourg tax integration. Given the complexity of management’s valuation process, auditing management’s estimates of future taxable income and the determination of whether it is probable that the deferred tax assets will be realized involved a high degree of auditor judgment and an increased extent of effort, including the need to involve our tax specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to estimates of future taxable income and determination of whether it is probable that the deferred tax assets will be realized by ArcelorMittal S.A. included the following, among others:
•We tested the effectiveness of internal controls over management’s valuation of deferred tax assets, including the controls over the assessment of the likelihood of future taxable profits being available and the length of the forecast periods.
•With the assistance of our tax specialists knowledgeable in Luxembourg-specific and international tax planning matters, we evaluated whether management’s estimates of future taxable income were consistent with available evidence related to management’s assessment of the likelihood of future taxable profits being available and the length of the forecast periods.
•We evaluated management’s ability to estimate future taxable income by comparing actual results to management’s historical forecasts and considered the results in evaluating the current year estimated future taxable income.
•We evaluated management’s proposed tax planning strategies, potential tax implications of material current year or future planned transactions (acquisitions, divestitures, finance, and shareholding restructuring) and the related impact on management’s determination of the forecast periods and amounts of deferred tax assets recognized.

/s/ Deloitte Audit S.à r.l.

Luxembourg, Grand Duchy of Luxembourg
March 11, 2022
We have served as the Company’s auditor since 2007.

252 Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Operations
(millions of U.S. dollar, except share and per share data)

		Year ended December 31,
	Notes	2021	2020	2019
Sales	4.1 and 12.1	76,571	53,270	70,615
(including 10,519, 5,142 and 7,442 of sales to related parties for 2021, 2020 and 2019, respectively)
Cost of sales	4.2 and 12.2	57,337	49,138	68,887
(including 1,873, 1,151 and 1,092 of purchases from related parties for 2021, 2020 and 2019, respectively)
Gross margin		19,234	4,132	1,728
Selling, general and administrative expenses		2,258	2,022	2,355
Operating income (loss)		16,976	2,110	(627)
Income from investments in associates, joint ventures and other investments	2.6	2,204	234	347
Financing costs - net	6.2	(1,155)	(1,256)	(1,652)
Income (loss) before taxes		18,025	1,088	(1,932)
Income tax expense	10.1	2,460	1,666	459
Net income (loss) (including non-controlling interests)		15,565	(578)	(2,391)
Net income (loss) attributable to equity holders of the parent		14,956	(733)	(2,454)
Net income attributable to non-controlling interests		609	155	63
Net income (loss) (including non-controlling interests)		15,565	(578)	(2,391)

		Year ended December 31,
		2021	2020	2019
Earning (loss) per common share (in U.S. dollar)
Basic		13.53	(0.64)	(2.42)
Diluted		13.49	(0.64)	(2.42)
Weighted average common shares outstanding (in millions)	11.3
Basic		1,105	1,140	1,013
Diluted		1,108	1,140	1,013

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements 253
ArcelorMittal and Subsidiaries
Consolidated Statements of Other Comprehensive Income
(millions of U.S. dollar, except share and per share data)

	Year ended December 31,
	2021		2020		2019
Net income (loss) (including non-controlling interests)		15,565		(578)		(2,391)
Items that can be recycled to the consolidated statements of operations
Derivative financial instruments:
Gain arising during the period	2,921		52		354
Reclassification adjustments for gain included in the consolidated statements of operations and financial position (basis adjustments)	(384)		(119)		(1,004)
	2,537		(67)		(650)
Exchange differences arising on translation of foreign operations:
(Loss) gain arising during the period	(960)		(1,388)		177
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	105		—		(105)
	(855)		(1,388)		72
Share of other comprehensive income (loss) related to associates and joint ventures
Gain (loss) arising during the period	509		98		(82)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations and financial position (basis adjustments)	(266)		—		10
	243		98		(72)
Income tax (expense) benefit related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	(705)		363		279
Items that cannot be recycled to the consolidated statements of operations
Investments in equity instruments at FVOCI:
Gain arising during the period	764		486		28
Share of other comprehensive (loss) gain related to associates and joint ventures	(2)		16		10
	762		502		38
Employee benefits - Recognized actuarial gains (losses)	636		(333)		(259)
Share of other comprehensive income (loss) related to associates and joint ventures	21		(14)		—
Income tax (expense) benefit related to components of other comprehensive income (loss) that cannot be recycled to the consolidated statements of operations	(313)		13		(32)
Total other comprehensive income (loss)	2,326		(826)		(624)
Total other comprehensive income (loss) attributable to:
Equity holders of the parent	2,365		(781)		(666)
Non-controlling interests	(39)		(45)		42
		2,326		(826)		(624)
Total comprehensive income (loss)		17,891		(1,404)		(3,015)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		17,321		(1,514)		(3,120)
Non-controlling interests		570		110		105
Total comprehensive income (loss)		17,891		(1,404)		(3,015)

The accompanying notes are an integral part of these consolidated financial statements.

254 Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Financial Position
(millions of U.S. dollar, except share and per share data)

		December 31,
	Notes	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	6.1.3	4,215	5,600
Restricted cash and other restricted funds	6.1.3	156	363
Trade accounts receivable and other (including 1,084 and 269 from related parties at December 31, 2021 and 2020, respectively)	4.3 and 12.1	5,143	3,072
Inventories	4.4	19,858	12,328
Prepaid expenses and other current assets	4.5	5,567	2,281
Assets held for sale	2.3.2	—	4,329
Total current assets		34,939	27,973
Non-current assets:
Goodwill and intangible assets	5.1 and 5.3	4,425	4,312
Property, plant and equipment and biological assets	5.2, 5.3 and 7	30,075	30,622
Investments in associates and joint ventures	2.4	10,319	6,817
Other investments	2.5	1,146	2,980
Deferred tax assets	10.4	8,147	7,866
Other assets	4.6	1,461	1,482
Total non-current assets		55,573	54,079
Total assets		90,512	82,052

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6.1.2.1 and 7	1,913	2,507
Trade accounts payable and other (including 431 and 272 to related parties at December 31, 2021 and 2020, respectively)	4.7 and 12.2	15,093	11,525
Short-term provisions	9.1	1,064	935
Accrued expenses and other liabilities	4.8	4,831	4,197
Income tax liabilities		1,266	464
Liabilities held for sale	2.3.2	—	3,039
Total current liabilities		24,167	22,667
Non-current liabilities:
Long-term debt, net of current portion	6.1.2.2 and 7	6,488	9,815
Deferred tax liabilities	10.4	2,369	1,832
Deferred employee benefits	8.2	3,772	4,656
Long-term provisions	9.1	1,498	1,697
Other long-term obligations	9.2	874	1,148
Total non-current liabilities		15,001	19,148
Total liabilities		39,168	41,815

Contingencies and commitments	9.3 and 9.4
Equity:	11
Common shares (no par value, 1,241,418,599 and 1,361,418,599 shares authorized, 982,809,772 and 1,102,809,772 shares issued, and 910,893,202 and 1,080,734,413 shares outstanding at December 31, 2021 and 2020, respectively)		350	393
Treasury shares (71,916,570 and 22,075,359 common shares at December 31, 2021 and 2020, respectively, at cost)		(2,186)	(538)
Additional paid-in capital		31,803	35,247
Mandatorily convertible notes	11.2	509	840
Retained earnings		36,702	22,097
Reserves		(18,072)	(19,759)
Equity attributable to the equity holders of the parent		49,106	38,280
Non-controlling interests		2,238	1,957
Total equity		51,344	40,237
Total liabilities and equity		90,512	82,052
The accompanying notes are an integral part of these consolidated financial statements.

255 Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Changes in Equity
(millions of U.S. dollar, except share and per share data)

							Reserves
							Items that can be recycled to the Consolidated Statements of Operations		Items that cannot be recycled to the Consolidated Statements of Operations
	Shares[1]	Share Capital	Treasury Shares	Mandatorily Convertible Notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments relating to CFH	Unrealized Gains (Losses) on Investments in Equity Instruments at FVOCI	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2018	1,014	364	(569)	—	34,894	25,611	(16,116)	639	212	(2,949)	42,086	2,022	44,108
Net (loss) income (including non-controlling interests)	—	—	—	—	—	(2,454)	—	—	—	—	(2,454)	63	(2,391)
Other comprehensive income (loss)	—	—	—	—	—	—	(9)	(404)	38	(291)	(666)	42	(624)
Total comprehensive income (loss)	—	—	—	—	—	(2,454)	(9)	(404)	38	(291)	(3,120)	105	(3,015)
Recognition of share-based payments (note 8.3)	2	—	57	—	(68)	—	—	—	—	—	(11)	—	(11)
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	(203)	—	—	—	—	(203)	(154)	(357)
Share buyback (note 11.1)	(4)	—	(90)	—	—	—	—	—	—	—	(90)	—	(90)
Sharing of cash flow hedge (gain) from INR/USD hedging programs related to AMNS India (note 2.4.1)	—	—	—	—	—	(141)	—	—	—	—	(141)	—	(141)
Transfer of fair value reserve of equity instruments designated at FVOCI (note 2.5)	—	—	—	—	—	70	—	—	(70)	—	—	—	—
Other movements	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)
Balance at December 31, 2019	1,012	364	(602)	—	34,826	22,883	(16,125)	235	180	(3,240)	38,521	1,962	40,483
Net (loss) income (including non-controlling interests)	—	—	—	—	—	(733)	—	—	—	—	(733)	155	(578)
Other comprehensive income (loss)	—	—	—	—	—	—	(928)	(6)	431	(278)	(781)	(45)	(826)
Total comprehensive income (loss)	—	—	—	—	—	(733)	(928)	(6)	431	(278)	(1,514)	110	(1,404)
Offering of common shares (note 11.1)	81	29	—	—	711	—	—	—	—	—	740	—	740
Mandatorily convertible notes (note 11.2)	23	—	549	840	(305)	(28)	—	—	—	—	1,056	—	1,056
Recognition of share-based payments (note 8.3)	1	—	15	—	15	—	—	—	—	—	30	—	30
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	—	—	—	—	—	—	(162)	(162)
Share buyback (note 11.1)	(36)	—	(500)	—	—	—	—	—	—	—	(500)	—	(500)
Transfer of fair value reserve of equity instruments designated at FVOCI (note 2.5)	—	—	—	—	—	28	—	—	(28)	—	—	—	—
Mandatorily convertible bonds extension (note 11.2)	—	—	—	—	—	—	—	—	—	—	—	53	53
Other movements	—	—	—	—	—	(53)	—	—	—	—	(53)	(6)	(59)
Balance at December 31, 2020	1,081	393	(538)	840	35,247	22,097	(17,053)	229	583	(3,518)	38,280	1,957	40,237
Net income (including non-controlling interests)	—	—	—	—	—	14,956	—	—	—	—	14,956	609	15,565
Other comprehensive income (loss)	—	—	—	—	—	—	(1,191)	2,461	594	501	2,365	(39)	2,326
Total comprehensive income (loss)	—	—	—	—	—	14,956	(1,191)	2,461	594	501	17,321	570	17,891
Cancellation of shares (note 11.1)	—	(43)	3,493	—	(3,450)	—	—	—	—	—	—	—	—
Recognition of share-based payments (note 8.3)	1	—	29	—	6	—	—	—	—	—	35	—	35
Mandatorily convertible notes (note 11.2)	—	—	—	(331)	—	(589)	—	—	—	—	(920)	—	(920)
Share buyback (note 11.1)	(171)	—	(5,170)	—	—	—	—	—	—	—	(5,170)	—	(5,170)
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	(312)	—	—	—	—	(312)	(289)	(601)
Put option NSI (note 11.5.2)	—	—	—	—	—	(119)	—	—	—	—	(119)	—	(119)
Divestment of Cleveland-Cliffs shares (note 2.5)	—	—	—	—	—	678	—	—	(678)	—	—	—	—
Other movements	—	—	—	—	—	(9)	—	—	—	—	(9)	—	(9)
Balance at December 31, 2021	911	350	(2,186)	509	31,803	36,702	(18,244)	2,690	499	(3,017)	49,106	2,238	51,344
1. Amounts are in millions of shares (treasury shares are excluded).
The accompanying notes are an integral part of these consolidated financial statements.

256 Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Cash Flows
(millions of U.S. dollar, except share and per share data)

		Year ended December 31,
	Notes	2021	2020	2019
Operating activities:
Net income (loss) (including non-controlling interests)		15,565	(578)	(2,391)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	5.1 and 5.2	2,523	2,960	3,067
Net Impairment (reversal) charges	5.3	(218)	(133)	1,927
Interest expense	6.2	357	477	695
Interest income	6.2	(79)	(56)	(88)
Income tax expense	10.1	2,460	1,666	459
Net gain on disposal of subsidiaries	2.3.1	(104)	(1,460)	(101)
Income from investments in associates, joint ventures and other investments	2.6	(2,204)	(234)	(347)
Provision on pensions and OPEB	8.2	147	430	435
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement	6.2	44	143	320
Unrealized foreign exchange effects		(154)	321	7
Write-downs of inventories to net realizable value, provisions and other non-cash operating expenses net	4.4	1,313	597	818
Changes in assets and liabilities that provided (required) cash, net of acquisitions and disposals:
Trade accounts receivable and other	4.1	(2,535)	(76)	964
Inventories	4.4	(8,654)	1,786	2,469
Trade accounts payable and other	4.7	4,780	(214)	(1,236)
Interest paid		(479)	(604)	(723)
Interest received		73	69	118
Income taxes paid		(2,128)	(705)	(484)
Dividends received from associates, joint ventures and other investments		261	189	370
Cash contributions to plan assets and benefits paid for pensions and OPEB	8.2	(268)	(332)	(348)
VAT and other amounts (paid) received to/from public authorities		(123)	400	196
Other working capital and provisions movements		(672)	(564)	(110)
Net cash provided by operating activities		9,905	4,082	6,017
Investing activities:
Purchase of property, plant and equipment and intangibles		(3,008)	(2,439)	(3,572)
Disposals of net assets of subsidiaries, net of cash disposed of 4, 7 and 38 in 2021, 2020 and 2019, respectively	2.3.1	(4)	497	514
Acquisitions of net assets of subsidiaries, net of cash acquired of 10, nil and 3 in 2021, 2020 and 2019, respectively	2.2.4	(25)	—	(46)
Lease installments and capital expenditure refund relating to ArcelorMittal Italia acquisition		(14)	(139)	(200)
Acquisition of AMNS India	2.4.1	—	—	(755)
Acquisition of Uttam Galva and KSS Petron debt	4.6	—	—	(83)
Cash collateral for the TSR receivables retained in ArcelorMittal USA after disposal	6.1.3	260	(260)	—
Disposal of common and preferred Cleveland-Cliffs shares	2.5	2,680	—	—
(Acquisitions) disposals of financial assets	2.5	(80)	59	196
Other investing activities net		(149)	271	122
Net cash used in investing activities		(340)	(2,011)	(3,824)
Financing activities:
(Payments) proceeds from mandatorily convertible subordinated notes	11.2	(1,196)	1,237	—
Payments from put and call option on shares	2.3.2	—	(135)	—
Proceeds from short-term debt	6.1.3	287	430	600
Proceeds from long-term debt	6.1.3	147	323	5,772
Payments of short-term debt	6.1.3	(1,664)	(1,503)	(1,811)
Payments of long-term debt	6.1.3	(2,332)	(1,645)	(3,299)
Equity offering	11.1	—	740	—
Share buyback	11.1	(5,170)	(500)	(90)
Dividends paid (includes 260, 181 and 129 of dividends paid to non-controlling shareholders in 2021, 2020 and 2019, respectively)		(572)	(181)	(332)
Repayment of cash pooling liability to Acciaierie d'Italia	2.3.1	(199)	—	—
Payment of principal portion of lease liabilities and other financing activities	6.1.3	(199)	(264)	(326)
Net cash (used in) provided by financing activities		(10,898)	(1,498)	514
Net (decrease) increase in cash and cash equivalents		(1,333)	573	2,707
Effect of exchange rate changes on cash		(55)	163	(22)
Cash and cash equivalents:
At the beginning of the year		5,600	4,867	2,172
Reclassification of the period-end cash and cash equivalents from (to) held for sale	2.3	3	(3)	10
At the end of the year		4,215	5,600	4,867
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements 257
(millions of U.S. dollar, except share and per share data)
SUMMARY OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACCOUNTING PRINCIPLES
1.1	Basis of presentation
1.2	Use of judgment and estimates
1.3	Accounting standards applied
NOTE 2: SCOPE OF CONSOLIDATION
2.1	Basis of consolidation
2.2	Investments in subsidiaries
2.3	Divestments and assets held for sale
2.4	Investments in associates and joint arrangements
2.5	Other investments
2.6	Income (loss) from investments in associates, joint ventures and other investments
NOTE 3: SEGMENT REPORTING
3.1	Reportable segments
3.2	Geographical information
3.3	Sales by type of products
3.4	Disaggregated revenue
NOTE 4: OPERATING DATA
4.1	Revenue
4.2	Cost of sales
4.3	Trade accounts receivable and other
4.4	Inventories
4.5	Prepaid expenses and other current assets
4.6	Other assets
4.7	Trade accounts payable and other
4.8	Accrued expenses and other liabilities
NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS
5.1	Goodwill and intangible assets
5.2	Property, plant and equipment and biological assets
5.3	Impairment of intangible assets, including goodwill, and tangible assets
NOTE 6: FINANCING AND FINANCIAL INSTRUMENTS
6.1	Financial assets and liabilities
6.2	Financing costs - net
6.3	Risk management policy
NOTE 7: LEASES
NOTE 8: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS
8.1	Employees and key management personnel
8.2	Deferred employee benefits
8.3	Share-based payments
NOTE 9: PROVISIONS, CONTINGENCIES AND COMMITMENTS
9.1	Provisions
9.2	Other long-term obligations
9.3	Contingent liabilities
9.4	Commitments
NOTE 10: INCOME TAXES
10.1	Income tax expense (benefit)
10.2	Income tax recorded directly in equity and/or other comprehensive income
10.3	Uncertain tax positions
10.4	Deferred tax assets and liabilities
10.5	Tax losses, tax credits and other tax benefits carried forward
NOTE 11: EQUITY
11.1	Share details
11.2	Equity instruments and hybrid instruments
11.3	Earnings per common share
11.4	Dividends
11.5	Non-controlling interests
NOTE 12: RELATED PARTIES
12.1	Sales and trade receivables
12.2	Purchases and trade payables
12.3	Other transactions with related parties
NOTE 13: SUBSEQUENT EVENTS

258 Consolidated financial statements

NOTE 1: ACCOUNTING PRINCIPLES
ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “operating subsidiaries”. These consolidated financial statements were authorized for issuance on March 11, 2022 by the Company’s Board of Directors.
1.1 Basis of presentation
The consolidated financial statements have been prepared on a historical cost basis, except for equity instruments and certain trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost, and the financial statements of the Company’s Venezuelan tubular production facilities Industrias Unicon CA (“Unicon”) and the Company's Argentinian operation Acindar Industria Argentina de Aceros S.A. ("Acindar"), for which hyperinflationary accounting is applied (see note 2.2.2). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollar with all amounts rounded to the nearest million, except for share and per share data.
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P. ("AMMC") and ArcelorMittal Liberia Limited, and continues to provide technical support to all mining operations within the Company. Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. Only the seaborne-oriented operations of AMMC and ArcelorMittal Liberia Limited are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that they primarily supply.
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
•Impairment of tangible and intangible assets, including goodwill (note 5.3): In the framework of the determination of the recoverable amount of assets, the estimates, judgments and assumptions applied for the value in use calculations relate primarily to growth rates, expected

259 Consolidated financial statements
changes to average selling prices, shipments and direct costs. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Discount rates are reviewed annually. In the context of its announced decarbonization strategy with the aim to be carbon neutral or comply with the legal obligation of carbon neutrality in certain jurisdictions by 2050, the Company applied estimates and judgments for related capital expenditures, operating costs and carbon emission cost on the basis of historical experience and expectations of future changes.
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
•Mineral reserve and resource estimates (note 5.2): Proven iron ore and coal reserves are those quantities whose recoverability can be determined with reasonable certainty from a given date forward and under existing government regulations, economic and operating conditions; probable reserves have a lower degree of assurance but high enough to assume continuity between points of observation. Mineral resource estimates constitute the part of a mineral deposit that have the potential to be economically and legally extracted or produced at the time of the resource determination. The potential for economic viability is established through qualitative evaluation of relevant technical and economic factors likely to influence the prospect of economic extraction. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling, and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Estimates of mineral reserves and resources and the estimates of mine life have been prepared by ArcelorMittal experienced engineers and geologists and detailed independent verifications of the methods and procedures are conducted on a regular basis by external consultants. Reserves and resources are updated annually and calculated using a reference price duly adjusted for quality, ore content, logistics and other considerations. In order to estimate reserves and resources, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves and resources requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves and resources change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves and resources may change from period to period.

Consolidated financial statements 260
(millions of U.S. dollar, except share and per share data)
1.3 Accounting standards applied
1.3.1 Adoption of new IFRS standards, amendments and interpretations applicable from January 1, 2021
On January 1, 2021, the Company adopted the following amendments which did not have a material impact on the consolidated financial statements of the Company:
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 published by the IASB on August 27, 2020 as Phase 2 of the Interest Rate Benchmark Reform. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.
The amendments in this final phase relate to:
◦changes to contractual cash flows—a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
◦hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
◦disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.
•Amendments to IFRS 4 "Insurance contracts" published by the IASB on June 25, 2020 which provide an extension of the temporary exemption from applying IFRS 9 until January 1, 2023 in order to align with the effective date of IFRS 17 "Insurance Contracts".
In addition, on April 1, 2021, the Company adopted "Covid-19-Related Rent Concessions beyond June 30, 2021 (Amendment to IFRS 16)" published by the IASB on March 31, 2021 that extends, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. This amendment did not have a material impact on the consolidated financial statements of the Company.

1.3.2 New IFRS standards, amendments and interpretations applicable from 2022 onward
On May 18, 2017, the IASB issued IFRS 17 "Insurance Contracts", which is designed to achieve the goal of a consistent, principle-based accounting for insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and related interpretations. On June 25, 2020, the IASB issued amendments to IFRS 17, including a deferral of the effective date to periods beginning on or after January 1, 2023 and should be applied retrospectively unless impracticable, with earlier adoption permitted if both IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" have also been applied.
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1 to clarify how to classify debt and other liabilities as current or non-current. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. On July 15, 2020, the IASB postponed the effective date of the amendments. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. On February 12, 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements and gives further clarity on the materiality assessment of accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively, with early adoption permitted.
On May 14, 2020, the IASB issued the following narrow-scope amendments :
•Amendments to IFRS 3 "Business Combinations" updated the reference to the Conceptual Framework for financial reporting, without changing the accounting requirements for business combinations. The amendments are to be applied prospectively.
•Amendments to IAS 16 "Property, Plant and Equipment" prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and

Consolidated financial statements 261
(millions of U.S. dollars, except share and per share data)
condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items and related cost in profit or loss. The amendments are to be applied retrospectively,
•Amendments to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" clarify that the cost of fulfilling a contract comprises the costs a company includes when assessing whether a contract will be loss-making are costs that relate directly to the contract. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling the contract. The amendments are to be applied prospectively.
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
The minor amendments are to be applied prospectively, with early adoption permitted. The minor amendments and the narrow-scope amendments are effective for annual periods beginning on or after January 1, 2022.
On February 12, 2021, the IASB also issued amendments to IAS 8. The amendments clarify the distinction between a change in accounting policies and a change in accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies or accounting estimates on or after the start of that period with early adoption permitted. Changes in accounting policies are to be applied retrospectively while changes in accounting estimates are to be applied prospectively.
On May 7, 2021, the IASB issued amendments to IAS 12 "Income Taxes" for deferred taxes related to assets and liabilities arising from a single transaction. The amendments clarify how to account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendments are to be applied retrospectively.
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

262 Consolidated financial statements
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

Consolidated financial statements 263
(millions of U.S. dollars, except share and per share data)
2.2 Investments in subsidiaries
2.2.1 List of subsidiaries
The table below provides a list of the Company’s principal operating subsidiaries at December 31, 2021. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares or voting interests in the case of partnerships, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary	Country	% of Ownership
NAFTA
ArcelorMittal Dofasco G.P.	Canada	100.00%
ArcelorMittal México S.A. de C.V.	Mexico	100.00%
ArcelorMittal Long Products Canada G.P.	Canada	100.00%
Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	Brazil	97.01%
Acindar Industria Argentina de Aceros S.A. ("Acindar")	Argentina	100.00%
Europe
ArcelorMittal France S.A.S.	France	100.00%
ArcelorMittal Belgium N.V.	Belgium	100.00%
ArcelorMittal España S.A.	Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
ArcelorMittal Poland S.A.	Poland	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
ArcelorMittal Bremen GmbH	Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	France	100.00%
ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
ArcelorMittal Hamburg GmbH	Germany	100.00%
ArcelorMittal Duisburg GmbH	Germany	100.00%
ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd. ("AMSA")	South Africa	69.22%
JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
PJSC ArcelorMittal Kryvyi Rih ("AM Kryvyi Rih")	Ukraine	95.13%
Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P. (AMMC)	Canada	85.00%
ArcelorMittal Liberia Ltd	Liberia	85.00%

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
Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries, associates and joint arrangements whose functional currency is other than the U.S. dollar are translated into U.S. dollar at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange

264 Consolidated financial statements
rates. Translation adjustments are recognized directly in other comprehensive income and are included in net income (including non-controlling interests) only upon sale or liquidation of the underlying foreign subsidiary, associate or joint arrangement.
Since July 1, 2018, Argentina has been considered a highly inflationary country and therefore the financial statements of the Company's long production facilities Acindar Industria Argentina de Aceros S.A. ("Acindar") in Argentina, using a historical cost approach, are adjusted prospectively to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollar at the year end exchange rate. The Company used an estimated general price index (Consumer Price Index "IPC") which changed by 50.3% and 36.1% for the year ended December 31, 2021 and 2020, respectively, for this purpose. As a result of the inflation-related adjustments on non-monetary items, a gain of 33 and 30 was recognized in net financing costs for the year ended December 31, 2021 and 2020, respectively.
Since 2010 Venezuela has been considered a hyperinflationary economy and therefore the financial statements of Unicon are adjusted to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollar. The Company used estimated general price indices which changed by 686%, 2,667% and 12,922% for the years ended December 31, 2021, 2020 and 2019, respectively, for this purpose.
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
2.2.4 Acquisitions
On November 19, 2021, the Company completed the acquisition of Condesa Tubos, S.L. ("Condesa"), a joint venture in which it already held a 33% interest, through the acquisition of the remaining 67% stake from a pool of banks for total consideration of €31 million (25 net of cash acquired of 10). The acquisition of Condesa strengthened ArcelorMittal's tubular operations within the Europe segment. The Company completed its measurement of the acquisition-date fair value of the identifiable assets and liabilities of Condesa. It recognized 92, 39 and 10 of current assets, property, plant and equipment and other non-current assets, respectively, and a 24 bargain purchase gain in cost of sales as ArcelorMittal's industrial expertise was considered by the other previous shareholders. Revenue and net loss since acquisition date were 13 and 1, respectively.
Revenue and net income attributable to the equity holders of the parent of the Company, for the year ended December 31, 2021 were 76,799 and 14,981, respectively, as though the acquisition date of Condesa had been as of January 1, 2021.
On June 4, 2019, the Company completed the acquisition of Münker Metallprofile GmbH ("Münker") for total consideration of €48 million (54) of which €44 million (46 net of cash acquired of 3) was paid at closing and €4 million (5) payable contingent upon certain criteria. The acquisition of Münker will strengthen ArcelorMittal Downstream Solutions' construction business within the Europe segment. The Company completed its measurement of the acquisition-date fair value of the identifiable assets and liabilities of Münker in the second half of 2019. It recognized 6 of goodwill and 34, 11 and 22 of property, plant and equipment, intangible assets and current assets, respectively, following the final measurement. Revenue and net income from acquisition date until December 31, 2019 were 45 and 2, respectively.
Revenue and net loss attributable to the equity holders of the parent of the Company, for the year ended December 31, 2019 were 70,646 and 2,454, respectively, as though the acquisition date of Münker had been as of January 1, 2019.

265 Consolidated financial statements
The table below summarizes the final acquisition-date fair value of the assets acquired and liabilities assumed in respect of Condesa in 2021 and Münker in 2019:

	2021	2019
	Condesa	Münker
Current assets	92	22
Property, plant and equipment	39	34
Intangible assets	—	11
Other non-current assets	10	—
Total assets	141	67
Deferred tax liabilities	—	(8)
Other liabilities	(84)	(14)
Total liabilities	(84)	(22)
Net assets acquired	57	45
Consideration paid, net	25	46
Consideration payable	—	5
Fair value of previously held interest at acquisition date	11	—
Remeasurement gain relating to the equity interest previously held	(3)	—
Goodwill/(bargain purchase gain)	(24)	6
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
2.3.1. Divestments
Divestments in 2021
On March 4, 2020, ArcelorMittal executed an amendment (the “Amendment Agreement”) to the original lease agreement with the Ilva Commissioners with a conditional obligation to purchase the former Ilva business units ("ArcelorMittal Italia") in an extraordinary administration insolvency procedure. The Amendment Agreement outlined the terms for a significant equity investment by an Italian state-sponsored entity, thereby forming the basis for an important new partnership between ArcelorMittal and the Italian government, with the investment agreement to be executed by November 30, 2020. The Amendment Agreement also provided for a 50% reduction in the quarterly rental payments payable by ArcelorMittal, with the balance being due upon closing of the purchase obligation. On December 10, 2020, the Company entered into an investment agreement with Invitalia - Agenzia nazionale per l'attrazione degli investimenti e lo sviluppo d'impresa S.P.A (“Invitalia”), the party designated by the Italian government to be the government-sponsored investor as contemplated in the Amendment Agreement, in order to create a partnership between Invitalia and the Company to support the completion of the purchase obligation.
On December 14, 2020, ISP exercised its put option for €111 million (135) to sell its share in ArcelorMittal Italia to the Company and the liability it had recognized upon acquisition of ArcelorMittal Italia was derecognized.
The investment agreement includes two capital increases:
•The first investment of €400 million (476) which was completed on April 14, 2021 provided Invitalia with 50% voting and governance rights and therefore joint control over AM InvestCo with a 38% shareholding;
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
As a result of the investment agreement, the carrying amount of assets and liabilities (including a 45 allocation of Europe segment goodwill) subject to the transaction was classified as held for sale as of December 31, 2020 (see note 2.3.2).
Subsequently to April 14, 2021, Acciaierie d'Italia Holding (formerly AM InvestCo) operates independently and as such has its own funding plans. Its main operating subsidiary ArcelorMittal Italia was renamed Acciaierie d'Italia. As a result of loss of control, the Company derecognized assets (including 199 of cash pooling receivable from the Company and subsequently settled) and liabilities of 4,639 and 3,873, respectively, and accounted for its 62% interest in the joint venture under the equity method at its fair value of 1,205. The Company recognized in cost of sales a gain of 104 including the reclassification from other comprehensive income to the consolidated statements of operations of foreign exchange translation losses and other for 283. The fair value

Consolidated financial statements 266
(millions of U.S. dollar, except share and per share data)
measurement was determined using a discounted cash flow model and Level 3 unobservable inputs.
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
•Cash of 509 (497 net of 7 cash disposed of and 5 transaction fees paid);
•78,186,671 common shares of Cleveland-Cliffs with value of 1,020 and representing a 16% stake in Cleveland-Cliffs; and
•583,273 non-voting preferred shares redeemable, at Cleveland-Cliff's option, for 58,327,300 of its common shares with a value of 761 or an equivalent amount in cash.
Following the settlement of the final working capital adjustment during the second quarter of 2021, the total consideration decreased by 4 to 2,215.
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

267 Consolidated financial statements
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

The table below summarizes the significant divestments completed in 2021, 2020 and 2019:

	2021	2020	2019
	Acciaierie d'Italia	ArcelorMittal USA Divestment Business	Global Chartering Limited	ArcelorMittal Italia remedies
Cash and cash equivalents	4	7	—	—
Other current assets	2,446	2,105	14	1,386
Intangible assets	17	12	—	—
Property, plant and equipment	1,875	3,341	517	178
Other assets	297	166	21	11
Total assets	4,639	5,631	552	1,575
Current liabilities	2,204	1,604	229	1,046
Other long-term liabilities	1,669	3,938	311	241
Total liabilities	3,873	5,542	540	1,287
Total net assets	766	89	12	288
Assigned receivables	—	—	—	404
% of net assets sold	100%	100%	50%	100%
Total net assets disposed of	766	89	6	692
ArcelorMittal retained interest 62%	1,205	—	—	—
Goodwill allocation	(52)	(672)	—	—
Consideration	—	2,219	(4)	518
Consideration receivable	—	—	6	174
Reclassification of foreign exchange and other	(283)	2	33	72
Gain on disposal/derecognition	104	1,460	29	72
2.3.2 Assets held for sale
As described in note 2.3.1, the carrying amount of assets and liabilities of Acciaierie d'Italia was classified as held for sale as of December 31, 2020 and until the Company lost control on
April 14, 2021. ArcelorMittal Italia was part of the Europe reportable segment. The fair value of the assets and liabilities classified as held for sale were in line with their carrying value.

Consolidated financial statements 268
(millions of U.S. dollar, except share and per share data)
The fair value measurement was determined using the contract price and a discounted cash flow model, both Level 3 unobservable inputs.
In addition, in the context of the Company's divestment process with respect to its plate operations in the Europe reportable segment, the carrying amount of such assets and liabilities was classified as held for sale as of December 31, 2020. The Company recorded an impairment charge in cost of sales of 331. On June 17, 2021, the Company announced the discontinuation of its divestment process with respect to its plate operations in the Europe reportable segment following final offers received and a strategic review of growth opportunities as a producer of heavy plates with the lowest CO2 footprint in the industry and as a supplier of special plates needed for the energy transition in several of its end markets. Accordingly, the Company discontinued the classification of assets and liabilities of this business and measured the recoverable amount on the basis of a value-in-use calculation which was the lower amount when compared to the carrying amount before the classification as held for sale adjusted for any depreciation or amortization that would have been recognized. The measurement based on the recoverable amount did not result in any adjustment to assets and liabilities reclassified from held for sale.
The table below provides the details for the entities classified as held for sale at December 31, 2020. There were no assets classified as held for sale at December 31, 2021.

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

269 Consolidated financial statements
2.4 Investments in associates and joint arrangements
The carrying amounts of the Company’s investments accounted for under the equity method were as follows:

	December 31,
Category	2021	2020
Joint ventures	6,087	3,006
Associates	2,985	2,847
Individually immaterial joint ventures and associates[1]	1,247	964
Total	10,319	6,817
1.Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2021 and 2020, and none of them have a carrying value exceeding 150 at December 31, 2021 and 2020.
2.4.1 Joint ventures

The following tables summarize the latest available financial information and reconcile it to the carrying value of each of the Company’s material joint ventures, as well as the income statement of the Company’s material joint ventures:

	December 31, 2021
Joint Ventures	AMNS India	Acciaierie d'Italia	Calvert	VAMA	Tameh	Borçelik	Al Jubail	Total
Place of incorporation and operation [1]	India	Italy	United States	China	Poland	Turkey	Saudi Arabia
Principal Activity	Integrated flat steel producer [5,6]	Integrated flat steel producer [7]	Automotive steel finishing[8]	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]	Production and sale seamless line pipes and tubes [9]
Ownership and voting rights at December 31, 2021	60.00%	62.00%	50.00%	50.00%	50.00%	50.00%	29.23%
Current assets	5,536	3,643	2,334	293	356	983	573	13,718
of which cash and cash equivalents	1,285	92	256	56	62	155	88	1,994
Non-current assets	6,260	2,669	1,418	679	497	243	1,197	12,963
Current liabilities	764	3,313	1,162	466	376	723	533	7,337
of which trade and other payables and provisions	620	2,840	202	272	330	581	120	4,965
Non-current liabilities	5,770	1,365	790	8	169	56	640	8,798
of which trade and other payables and provisions	331	1,342	—	—	24	44	45	1,786
Net assets	5,262	1,634	1,800	498	308	447	597	10,546
Company's share of net assets	3,157	1,013	900	249	154	224	175	5,872
Adjustments for differences in accounting policies and other	148	146	(34)	—	—	(29)	(16)	215
Carrying amount in the statements of financial position	3,305	1,159	866	249	154	195	159	6,087
Revenue	7,226	3,291	4,808	1,452	721	1,791	334	19,623
Depreciation and amortization	(378)	(119)	(65)	(34)	(34)	(24)	(42)	(696)
Interest income	53	—	—	3	—	1	—	57
Interest expense	(139)	(12)	(28)	(7)	(6)	(18)	(27)	(237)
Income tax benefit (expense)	(71)	211	—	(12)	(4)	(65)	—	59
Income (loss) from continuing operations	1,436	393	861	95	18	105	(85)	2,823
Other comprehensive income (loss)	818	—	9	—	8	9	—	844
Total comprehensive income (loss)	2,254	393	870	95	26	114	(85)	3,667
Cash dividends received by the Company	—	—	50	—	10	13	—	73
1.The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.
2.Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2021; voting interest was 48.01% at December 31, 2021.

Consolidated financial statements 270
(millions of U.S. dollar, except share and per share data)
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
6.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.
7.Includes Acciaierie d'Italia summarized statement of financial position as of December 31, 2021 adjusted for the fair value adjustments at divestment date (see note 2.3.1). The summarized statement of comprehensive income presents results of Acciaierie d'Italia for the period from April 14, 2021 to December 31, 2021.
8.Adjustments in Calvert primarily relate to differences in accounting policies regarding inventory valuation.
9.The summarized statement of comprehensive income presents results for full year 2021 including Jubail Energy Services Company ("JESCO") results after July 31, 2021.

	December 31, 2020
Joint Ventures	AMNS India	Calvert	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation [1]	India	United States	China	Poland	Turkey
Principal Activity	Integrated flat steel producer [5,6]	Automotive steel finishing	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]
Ownership and voting rights at December 31, 2020	60.00%	50.00%	50.00%	50.00%	50.00%
Current assets	3,528	1,236	252	175	510	5,701
of which cash and cash equivalents	1,137	53	77	43	82	1,392
Non-current assets	5,745	1,261	669	570	257	8,502
Current liabilities	657	805	511	180	283	2,436
of which trade and other payables and provisions	524	138	232	132	271	1,297
Non-current liabilities	5,604	662	23	226	127	6,642
of which trade and other payables and provisions	67	—	—	26	47	140
Net assets	3,012	1,030	387	339	357	5,125
Company's share of net assets	1,807	515	194	170	179	2,865
Adjustments for differences in accounting policies and other	149	24	—	—	(32)	141
Carrying amount in the statements of financial position	1,956	539	194	170	147	3,006
Revenue	3,992	2,693	1,001	420	1,055	9,161
Depreciation and amortization	(371)	(61)	(41)	(48)	(24)	(545)
Interest income	43	—	1	—	1	45
Interest expense	(135)	(33)	(16)	(8)	(12)	(204)
Income tax benefit (expense)	318	—	(6)	(2)	(17)	293
Income / (loss) from continuing operations	472	9	47	7	29	564
Other comprehensive income (loss)	(98)	—	—	6	(4)	(96)
Total comprehensive income (loss)	374	9	47	13	25	468
Cash dividends received by the Company	—	58	—	—	9	67
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
6.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.

271 Consolidated financial statements

		December 31, 2019
Joint Ventures	AMNS India	Calvert	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation[1]	India	United States	China	Poland	Turkey
Principal Activity	Flat carbon steel manufacture [5,6]	Automotive steel finishing	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]
Ownership and voting rights at December 31, 2019	60.00%	50.00%	50.00%	50.00%	50.00%
Current assets	2,318	1,604	313	171	508	4,914
of which cash and cash equivalents	444	62	81	75	106	768
Non-current assets	6,295	1,282	637	580	267	9,061
Current liabilities	5,922	984	485	183	378	7,952
of which trade and other payables and provisions	670	144	226	139	274	1,453
Non-current liabilities	189	764	147	244	49	1,393
of which trade and other payables and provisions	46	—	—	26	49	121
Net assets	2,502	1,138	318	324	348	4,630
Company's share of net assets	1,501	569	159	162	174	2,565
Adjustments for differences in accounting policies and other	48	6	—	—	(33)	21
Carrying amount in the statements of financial position	1,549	575	159	162	141	2,586
Revenue	—	3,504	772	499	1,141	5,916
Depreciation and amortization	—	(63)	(31)	(37)	(24)	(155)
Interest income	2	2	1	—	1	6
Interest expense	(10)	(48)	(23)	(7)	(19)	(107)
Income tax benefit (expense)	(83)	—	(22)	(7)	(10)	(122)
Income / (loss) from continuing operations	(116)	156	10	28	19	97
Total comprehensive income (loss)	(116)	156	10	28	19	97
Cash dividends received by the Company	—	57	—	9	12	78
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
5.Adjustments in AMNS India correspond primarily to transaction costs incurred to set up the joint venture.
6.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.
AMNS India
On December 11, 2019, following the unconditional approval received by the Indian Supreme Court of ArcelorMittal's acquisition plan ("the Resolution Plan") for Essar Steel India Limited ("ESIL"), subsequently renamed AMNS India Limited ("AMNS India"), on November 15, 2019, ArcelorMittal and Nippon Steel Corporation ("NSC"), Japan’s largest steel producer and the third largest steel producer in the world, created a joint venture to own and operate AMNS India with ArcelorMittal holding a 60% interest and NSC holding 40% in accordance with the second amended joint venture formation agreement signed as of December 8, 2019. Through the agreement, both ArcelorMittal and NSC are guaranteed equal board representation and participation in all significant financial and operating decisions. The group has therefore determined that it does not control the entity, even though it holds 60% of the voting rights. ArcelorMittal and NSC contributed their respective initial equity funding of 1,362 and 891 into AMNS Luxembourg Holding S.A. ("AMNS Luxembourg"), the parent company of the joint venture. ArcelorMittal's 60% interest is accounted for under the equity method. ArcelorMittal also transferred 360 cash proceeds (of which 293 was recognized in 2019), including through a 193 equity contribution, into the joint venture following hedging programs entered into to hedge the volatility between the Indian Rupee and the U.S. dollar in relation to the acquisition of AMNS India. The total cash proceeds included 353 designated as cash flow hedge gains and the Company reflected in retained earnings NSC's 40%

Consolidated financial statements 272
(millions of U.S. dollar, except share and per share data)
entitlement in the amount of 141 in accordance with the final joint venture formation agreement.
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
–a downstream facility in Pune (including a pickling line, a cold rolling mill, a galvanizing mill, a color coating mill and a batch annealing plant); and
–six service centers in the industrial clusters of Hazira, Indore, Bahadurgarh, Chennai, Kolkata and Pune. It has a complete range of flat rolled steel products, including value added products, and significant iron ore pellet capacity with two main pellet plant systems in Kirandul-Vizag and Dabuna-Paradeep, which have the potential for expansion. Its facilities are located close to ports with deep draft for movement of raw materials and finished goods.
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
On December 19, 2019, in the context of the creation of the AMNS India joint venture, the Company transferred to the joint venture the payments it had been required to make in 2018 and 2019 to the financial creditors of Uttam Galva Steels Ltd. in order that the Resolution Plan would be eligible for consideration by ESIL's Committee of Creditors. ArcelorMittal
and NSC financed such payments through a combination of equity contributions into the joint venture of 173 and 115, respectively, and debt of 597 including 367 drawn by the joint venture under the 7 billion term facility agreement and a 230 shareholder loan from NSC. The joint venture used such proceeds to repay the loan granted by ArcelorMittal for an amount of 680 on December 31, 2019. On June 2, 2021, Uttam Galva's Committee of Creditors approved the resolution plan submitted by AMNS India. The resolution plan has been submitted for approval to the National Company Law Tribunal ("NCLT").

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
AMNS India also made acquisitions of certain ancillary assets. On July 23, 2020, AMNS India commenced mining operations at the Thakurani iron ore mine in Keonjhar district of Odisha following an auction process facilitated by the state government in February 2020. On July 7, 2020, AMNS India acquired Odisha Slurry Pipeline infrastructure Limited ("OSPIL") for a net consideration of 245 which secured an important infrastructure asset for raw material supply to the Paraddep pellet plant and Hazira steel plant. In January 2021, AMNS India acquired a captive power plant at Paradeep in Odisha and in September 2021, AMNS India also commenced mining operations at its Ghoraburhani-Sagasahi iron ore block in Odisha.

In September, 2021, AMNS India commissioned a 6 million tonnes per annum pellet plant at the port city of Paradeep in Odisha. The plant doubled production capacity at AMNS India’s Paradeep complex to 12 million tonnes, and AMNS India’s total pelletization capacity increased to 20 million tonnes per annum.
Acciaierie d'Italia
On April 14, 2021, pursuant to the investment agreement signed on December 10, 2020 forming a public-private partnership

273 Consolidated financial statements
between Invitalia and ArcelorMittal and providing Invitalia joint control rights, ArcelorMittal recorded its 62% interest at its fair value of 1,205 (see 2.3.1.) at the initial recognition of Acciaierie d'Italia as equity method investment.

Acciaierie d'Italia is the leading steel producer in Italy and produces high-quality and sustainable steel to be used in a range of vital industry sectors across the domestic steel market such as construction, energy, automotive, home appliances, packaging and transport and for international export. Acciaierie d'Italia has operations across various structurally linked operating sites including Europe’s biggest single-site integrated steel facility in Taranto and rolling mills in Genova and Novi Ligure. Genova is also an important hub in terms of intermodal logistics.
VAMA
Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan Valin which produces steel for high-end applications in the automobile industry. VAMA supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks.
Calvert
AM/NS Calvert ("Calvert"), a joint venture between the Company and NSC, is a steel processing plant in Calvert, Alabama, United States. Calvert had a 6-year agreement to purchase 2 million tonnes of slabs annually from ThyssenKrupp Steel USA ("TK CSA"), an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA had an option to extend the agreement for an additional 3 years on terms that are more favorable to the joint venture, as compared with the initial 6-year period. In December 2017 and in connection with the acquisition of TK CSA by Ternium S.A., the agreement was amended to (i) extend the term of the agreement to December 31, 2020, (ii) make a corresponding reduction in the annual slab purchase obligation so that the aggregate slab purchase obligation over the full term of the agreement remained the same and (iii) eliminate TK CSA’s extension option. The remaining slabs for Calvert's operations are sourced from ArcelorMittal plants in Brazil and Mexico and from Cleveland-Cliffs , which following its acquisition of ArcelorMittal USA entered on December 9, 2020 into a new five year agreement with Calvert (with an automatic three year extension unless either party provides notice of intent to terminate) for 1.5 million tonnes annually for the initial term and 0.55 million tonnes annually under the extension and which can be reduced with a six month notice. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center and appliance/ HVAC industries.
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
Al Jubail
ArcelorMittal Tubular Products Al Jubail ("Al Jubail") is a state of the art seamless tube mill in Saudi Arabia designed and built to serve the fast growing energy producing markets of Saudi Arabia, the Middle East, North Africa and beyond.
Al Jubail is a joint venture in which the Company owns a 29.23% interest. On July 31, 2021, Al Jubail completed the acquisition of Jubail Energy Services Company ("JESCO"), a leading producer of carbon steel seamless pipes in Saudi Arabia.
The Company had outstanding shareholder loans given to Al Jubail for 109 as of December 31, 2020 and 2019. In connection with the shareholding reorganization and completion of the acquisition of JESCO, the Company converted its remaining 109 of shareholders loans and 21 of other receivables into equity and made an additional 50 cash injection to partially finance the acquisition. Following the share conversion and capital injections by ArcelorMittal, the Company's shareholding in Al Jubail was diluted from 40.80% to 29.23%.

Consolidated financial statements 274
(millions of U.S. dollar, except share and per share data)
2.4.2 Associates
The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates, as well as the income statement of the Company’s material associates:

	December 31, 2021
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland [6]	Total
Financial statements reporting date	June 30, 2021	September 30, 2021	September 30, 2021	December 31, 2021
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2021	37.00%	33.43%	35.00%	25.23%
Current assets	4,636	1,364	2,840	479	9,319
Non-current assets	2,978	2,668	1,797	10,790	18,233
Current liabilities	3,571	472	1,568	477	6,088
Non-current liabilities	533	1,107	716	3,365	5,721
Non-controlling interests	88	103	415	—	606
Net assets attributable to equity holders of the parent	3,422	2,350	1,938	7,427	15,137
Company's share of net assets	1,266	786	678	1,874	4,604
Adjustments for differences in accounting policies and other	—	55	(47)	(1,488)	(1,480)
Other adjustments[2]	66	(191)	(14)	—	(139)
Carrying amount in the statements of financial position	1,332	650	617	386	2,985
Revenue	3,863	2,011	4,465	676	11,015
Income / (loss) from continuing operations	250	(44)	197	(45)	358
Other comprehensive income (loss)	—	7	33	—	40
Total comprehensive income (loss)	250	(37)	230	(45)	398
Cash dividends received by the Company	36	—	17	—	53
1.The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
2.Other adjustments correspond to the difference between the carrying amount at December 31, 2021 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose translated with closing rates as of the reporting dates described in the table above. For the year ended December 31, 2020, the Company recognized a 211 impairment loss with respect to its investment in DHS.
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
6.Following a legal reorganization in September 2020, the Company holds an indirect interest in Baffinland through Nunavut Iron Ore Inc.

275 Consolidated financial statements

	December 31, 2020
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland[6]	Total
Financial statements reporting date	June 30, 2020	September 30, 2020	September 30, 2020	December 31, 2020
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2020	37.02%	33.43%	35.00%	25.23%
Current assets	3,611	1,330	2,233	538	7,712
Non-current assets	2,507	2,810	1,675	8,295	15,287
Current liabilities	2,780	364	1,087	479	4,710
Non-current liabilities	454	1,165	772	1,050	3,441
Non-controlling interests	46	112	288	1	447
Net assets attributable to equity holders of the parent	2,838	2,499	1,761	7,303	14,401
Company's share of net assets	1,050	835	616	1,843	4,344
Adjustments for differences in accounting policies and other	—	38	(49)	(1,456)	(1,467)
Other adjustments[2]	112	(201)	59	—	(30)
Carrying amount in the statements of financial position	1,162	672	626	387	2,847
Revenue	2,420	1,428	3,065	772	7,685
Income / (loss) from continuing operations	112	(244)	86	73	27
Other comprehensive income (loss)	16	(5)	(67)	—	(56)
Total comprehensive income (loss)	128	(249)	19	73	(29)
Cash dividends received by the Company	28	—	15	—	43
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

Consolidated financial statements 276
(millions of U.S. dollar, except share and per share data)

	December 31, 2019
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland	Total
Financial statements reporting date	June 30, 2019	September 30, 2019	September 30, 2019	December 31, 2019
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2019	37.02%	33.43%	35.00%	25.70%
Current assets	2,920	1,385	2,062	479	6,846
Non-current assets	1,797	2,794	1,628	2,403	8,622
Current liabilities	1,837	402	1,038	663	3,940
Non-current liabilities	150	979	795	891	2,815
Non-controlling interests	44	122	218	—	384
Net assets attributable to equity holders of the parent	2,686	2,676	1,639	1,328	8,329
Company's share of net assets	994	895	574	341	2,804
Adjustments for differences in accounting policies and other	—	43	(49)	7	1
Other adjustments[2]	5	27	22	—	54
Carrying amount in the statements of financial position	999	965	547	348	2,859
Revenue	3,102	1,795	3,724	454	9,075
Income / (loss) from continuing operations	249	(116)	82	(72)	143
Other comprehensive income (loss)	—	8	(7)	—	1
Total comprehensive income (loss)	249	(108)	75	(72)	144
Cash dividends received by the Company	57	—	13	—	70
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
China Oriental
China Oriental Group Company Limited (“China Oriental”) is a Chinese integrated iron and steel company listed on the Hong Kong Stock Exchange (“HKEx”).The China Oriental Group has manufacturing plants in Hebei Province and Guangdong Province of the People’s Republic of China (the “PRC”) and sells mainly to customers located in the PRC. The China Oriental Group also carries out property development business which is mainly in the PRC.
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
Baffinland
Baffinland Iron Mines Corporation ("Baffinland") owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut (Canada). During 2019 the Company's

277 Consolidated financial statements
shareholding in Baffinland decreased from 28.76% to 25.70%, following capital calls exclusively fulfilled by Nunavut Iron Ore Inc. ("NIO"), the initial other shareholder. The Company recognized losses in 2019 on dilution of 4 including the recycling of accumulated foreign exchange translation losses of 12 in income (loss) from investments in associates, joint ventures and other investments.
During 2020, ArcelorMittal's shareholding in Baffinland slightly decreased from 25.70% to 25.23% following capital calls exclusively fulfilled by NIO. In September 2020, the corporate structure was reorganized whereby NIO became the parent company of Baffinland, and ArcelorMittal together with The Energy and Minerals Group ("EMG") became shareholders of NIO with ArcelorMittal's share in NIO and thus Baffinland unchanged at 25.23%.
NIO accounted for the acquisition of Baffinland as a business combination and the acquisition-date fair value of assets and liabilities was provisional at December 31, 2020. This legal reorganization was not a business combination for the Company which accordingly did not recognize its share of the fair value measurement in the carrying amount of Baffinland.
2.4.3 Other associates and joint ventures that are not individually material
The Company has interests in a number of other joint ventures and associates, none of which are regarded as individually material. The following table summarizes the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2021			December 31, 2020
	Associates	Joint Ventures	Total	Associates	Joint Ventures	Total
Carrying amount of interests in associates and joint ventures	383	864	1,247	328	636	964
Share of:
Income from continuing operations	77	386	463	15	33	48
Other comprehensive income (loss)	(4)	—	(4)	(8)	(20)	(28)
Total comprehensive income	73	386	459	7	13	20
2.4.4 Impairment of associates and joint ventures
For the year ended December 31, 2020, the Company recognized a 211 impairment loss with respect to its investment in DHS. For the years ended December 31, 2020 and 2019, the Company identified an impairment indicator with respect to its investment and shareholder loans in Al Jubail. Accordingly, it performed a value in use calculation and concluded the carrying amount of the investment and shareholder loans was recoverable. For the remaining investments, the Company concluded there were no impairment triggers.
The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates, nor are there any contingent liabilities incurred jointly with other investors. See note 9.4 for disclosure of commitments related to associates and joint ventures.
2.4.5 Investments in joint operations
The Company had investments in the following joint operations as of December 31, 2021 and 2020:
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
All joint operations were part of the NAFTA segment.

Consolidated financial statements 278
(millions of U.S. dollar, except share and per share data)
2.5 Other investments
Other investments include those investments in equity instruments for which the Company does not have significant influence. The Company irrevocably elected to present the changes in fair value of such equity instruments, which are not held for trading, in other comprehensive income, because these investments are held as long-term strategic investments that are not expected to be sold in the short to medium-term. Other investments include the following:

	December 31,
	2021	2020
Erdemir	885	850
ArcelorMittal XCarb	83	—
Stalprodukt S.A.	77	96
Cleveland-Cliffs	—	1,988
Others	101	46
Investments in equity instruments at FVOCI	1,146	2,980
The Company’s significant investments in equity instruments at FVOCI at December 31, 2021 and 2020 were the following:
Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)
Erdemir is the leading steel producer in Turkey and produces plates, hot and cold rolled, tin chromium and zinc coated flat steel and supplies basic inputs to automotive, white goods, pipes and tubes, rolling, manufacturing, electrics-electronics, mechanical engineering, energy, heating equipment, shipbuilding, defense and packaging industries. Unrealized gains recognized in other comprehensive income were 437 and 386 for the year ended December 31, 2021 and 2020, respectively.
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
On February 9, 2021 and June 18, 2021, ArcelorMittal completed the sale of 40 million and 38.2 million common shares in Cleveland-Cliffs, respectively, as part of a combined primary and secondary public offering of Cleveland-Cliffs shares for total net proceeds of 1,377. The accumulated gain of 357 (267 net of tax) recognized in other comprehensive income was transferred to retained earnings. On July 28, 2021, Cleveland-Cliffs redeemed the preferred shares and following the completion of the review of the redemption notice, ArcelorMittal received 1,303. The accumulated gain of 543 (411 net of tax) recognized in other comprehensive income was transferred to retained earnings.
ArcelorMittal’s XCarb™ innovation fund
ArcelorMittal has launched an innovation fund which will invest up to 100 annually in groundbreaking companies developing pioneering or breakthrough technologies which will accelerate the steel industry's transition to carbon neutral steelmaking.
During 2021 the Company has invested 80 through its XCarb innovation fund of which 50 in equity instruments at FVOCI. Unrealized gains recognized in other comprehensive income were 33 for the year ended December 31, 2021.
Stalprodukt S.A.
Stalprodukt S.A. is a leading manufacturer and exporter of highly processed steel products based in Poland. Unrealized (losses) recognized in other comprehensive income were (12) and (1) for the year ended December 31, 2021 and 2020, respectively.
In 2019 and 2020 the Company sold in aggregate its remaining 3.4 million and 1.8 million shares, respectively, in Powercell Sweden AB, a leading developer and producer of fuel cell and fuel cell systems with high-power density for the automotive, marine and stationary segments, for total consideration of 36 and 59, respectively. The accumulated gain recognized in other comprehensive income of 19 and 28, respectively, was transferred to retained earnings.
On July 16, 2019, the Company sold its 30 million shares, representing a 2.6% stake of preferred shares in Gerdau, the largest Brazil based producer of long steel in the Americas, for 116 in line with Company's ongoing efforts to optimize and unlock value from its asset portfolio that no longer coincides with the Company's investment strategy. The accumulated gain recognized in other comprehensive income of 51 was transferred to retained earnings.
Unconsolidated structured entities
Global Chartering has lease arrangements for two vessels (Panamax Bulk Carriers) involving structured entities whose main purpose is to hold legal title of the two vessels and to lease them to Global Chartering. Such entities are wholly-owned and controlled by a financial institution and are funded through

279 Consolidated financial statements
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

	Year ended December 31,
	2021	2020	2019
Share in net earnings of equity-accounted companies	2,091	430	252
Impairment charges	—	(211)	—
Gain (loss) on disposal	16	—	(4)
Dividend income	97	15	99
Total	2,204	234	347
For the year ended December 31, 2021, the gain on disposal corresponded to the gain on dilution of the Company's interest in Al Jubail (see note 2.4.1).
For the year ended December 31, 2020, impairment charges of 211 related to DHS where the carrying value of the investment exceeded its fair value (see note 2.4.2).
For the year ended December 31, 2019, the loss on disposal corresponded to the loss on dilution of the Company's interest in Baffinland (see note 2.4.2).
NOTE 3: SEGMENT REPORTING
3.1 Reportable segments
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at AMMC and ArcelorMittal Liberia Limited, and continues to provide technical support to all mining operations within the Company. Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. Only the seaborne-oriented operations of AMMC and ArcelorMittal Liberia Limited are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that they primarily supply.
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. The Company's CODM as of December 31, 2021 was the Executive Office - comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
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
ArcelorMittal’s segments are structured as follows:
•NAFTA represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States (on December 9, 2020, the Company divested ArcelorMittal USA see note 2.3.1). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of the NAFTA operations includes sourcing from iron ore captive mines in Mexico and iron ore and coal captive mines in the United States (until disposal of ArcelorMittal USA on December 9, 2020 as mentioned above) to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and

Consolidated financial statements 280
(millions of U.S. dollar, except share and per share data)
wire drawing. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
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
The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
•ACIS produces a combination of flat, long and tubular products. Its steel facilities are located in South Africa, Ukraine and Kazakhstan. The raw material supply of the ACIS operations includes sourcing from iron ore captive mines in Kazakhstan and Ukraine and coal captive mines in Kazakhstan.
•The Mining segment comprises the mines owned by ArcelorMittal in Canada and Liberia. It provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties.

The following table summarizes certain financial data for ArcelorMittal’s operations by reportable segments.

	NAFTA	Brazil	Europe	ACIS	Mining	Others [1]	Elimination	Total
Year ended December 31, 2021
Sales to external customers	12,492	10,830	43,200	8,392	1,640	17	—	76,571
Intersegment sales [2]	38	2,026	134	1,462	2,405	17	(6,082)	—
Operating income (loss)	2,800	3,798	5,672	2,705	2,371	(228)	(142)	16,976
Depreciation and amortization	(325)	(228)	(1,252)	(450)	(228)	(40)	—	(2,523)
Impairment reversal	—	—	218	—	—	—	—	218
Capital expenditures	369	412	1,282	619	302	24	—	3,008
Year ended December 31, 2020
Sales to external customers	13,438	5,613	27,989	5,034	1,185	11	—	53,270
Intersegment sales [2]	230	723	82	703	1,600	13	(3,351)	—
Operating income (loss)	1,684	777	(1,439)	209	1,247	(268)	(100)	2,110
Depreciation and amortization	(537)	(228)	(1,418)	(492)	(243)	(42)	—	(2,960)
Impairment	660	—	(527)	—	—	—	—	133
Capital expenditures	527	217	1,040	476	140	39	—	2,439
Year ended December 31, 2019
Sales to external customers	18,590	6,980	37,487	6,506	981	71	—	70,615
Intersegment sales [2]	116	1,186	234	491	1,683	353	(4,063)	—
Operating income (loss)	(1,144)	853	(1,101)	31	1,026	(285)	(7)	(627)
Depreciation and amortization	(638)	(277)	(1,261)	(499)	(237)	(155)	—	(3,067)
Impairment	(1,300)	—	(525)	(102)	—	—	—	(1,927)
Capital expenditures	828	360	1,355	673	185	171	—	3,572
1.Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
2.Transactions between segments are reported on the same basis of accounting as transactions with third parties.

281 Consolidated financial statements
The reconciliation from operating income to net income (including non-controlling interests) is as follows:

	Year ended December 31,
	2021	2020	2019
Operating income/(loss)	16,976	2,110	(627)
Income from investments in associates and joint ventures	2,204	234	347
Financing costs - net	(1,155)	(1,256)	(1,652)
Income/(loss) before taxes	18,025	1,088	(1,932)
Income tax expense	2,460	1,666	459
Net income/(loss) (including non-controlling interests)	15,565	(578)	(2,391)
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
Sales (by destination)

	Year ended December 31,
	2021	2020	2019
Americas
United States [1]	7,300	9,991	15,238
Brazil	8,204	4,396	5,094
Canada	4,282	2,537	3,004
Mexico	2,356	1,707	1,941
Argentina	1,440	679	814
Others	1,826	872	1,195
Total Americas	25,408	20,182	27,286
Europe
Germany	6,541	4,200	5,694
Poland	5,298	3,231	3,957
France	4,874	3,115	4,114
Spain	4,187	2,817	3,855
Italy[3]	5,426	3,195	4,317
Czech Republic	1,362	752	1,244
Turkey	1,508	1,075	1,499
United Kingdom	1,519	966	1,434
Belgium	1,847	1,274	1,617
Netherlands	1,623	878	1,142
Russia	1,583	804	876
Romania	443	335	720
Ukraine [2]	948	515	540
Others	5,025	3,148	4,359
Total Europe	42,184	26,305	35,368
Asia & Africa
South Africa	2,448	1,366	2,260
Morocco	689	492	583
Egypt	85	103	309
Rest of Africa	1,068	619	1,278
China	943	1,622	676
Kazakhstan	747	425	470
South Korea	608	331	380
India	142	142	95
Rest of Asia	2,249	1,683	1,910
Total Asia & Africa	8,979	6,783	7,961
Total	76,571	53,270	70,615
1.On December 9, 2020, the Company completed the sale of ArcelorMittal USA. Sales of divested operations were consolidated by ArcelorMittal until December 9, 2020, see note 2.3.1.
2.Ukraine is presented separately in 2021 and 2020, due to the increased contributions. In 2019 Ukraine was included in others. The comparative periods are revised to align with the current presentation.
3.Sales in Italy includes sales from Acciaerie d'Italia until April 14, 2021 (see note 2.3.1).

Consolidated financial statements 282
(millions of U.S. dollar, except share and per share data)
Revenues from external customers attributed to the country of domicile (Luxembourg) were 185, 114 and 151 for the years ended December 31, 2021, 2020 and 2019, respectively.
Non-current assets1 per significant country:

	December 31,
	2021	2020
Americas
Canada	5,252	5,213
Brazil	3,306	3,330
United States [2]	117	116
Mexico	1,550	1,457
Argentina	342	249
Venezuela	31	17
Others	17	18
Total Americas	10,615	10,400
Europe
France	3,754	4,207
Germany	2,543	2,789
Belgium	2,616	2,712
Poland	2,312	2,546
Ukraine	2,299	2,154
Spain	2,153	2,058
Luxembourg	1,476	1,297
Bosnia and Herzegovina	168	189
Romania	24	56
Czech Republic	28	28
Others	186	206
Total Europe	17,559	18,242
Asia & Africa
Kazakhstan	1,449	1,401
South Africa	511	528
Liberia	160	132
Morocco	97	102
Others	178	137
Total Asia & Africa	2,395	2,300
Unallocated assets	25,004	23,137
Total	55,573	54,079
1.Non-current assets do not include goodwill, deferred tax assets, investments in associates and joint ventures, other investments and other non-current financial assets (as they are not allocated to the individual countries). Such assets are presented under the caption “Unallocated assets”.
2.On December 9, 2020, the Company completed the sale of ArcelorMittal USA (see note 2.3.1).
3.3 Sales by type of products
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Mining products relate to the Company's own production. Others mainly include non-steel and by-products sales, manufactured and specialty steel products sales, shipping and other services.

	Year ended December 31,
	2021	2020	2019
Flat products	41,895	31,584	43,633
Long products	18,118	11,117	13,706
Tubular products	2,233	1,343	2,044
Mining products	1,860	1,451	1,165
Others	12,465	7,775	10,067
Total	76,571	53,270	70,615

283 Consolidated financial statements
3.4 Disaggregated revenue
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers:

Year ended December 31, 2021	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	12,127	10,225	38,302	7,148	—	—	67,802
Non-steel sales [1]	1	202	2,240	769	1,607	—	4,819
By-product sales [2]	132	111	943	171	—	—	1,357
Other sales [3]	232	292	1,715	304	33	17	2,593
Total	12,492	10,830	43,200	8,392	1,640	17	76,571

Year ended December 31, 2020	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	12,791	5,226	25,437	4,232	—	—	47,686
Non-steel sales [1]	141	108	620	452	1,154	—	2,475
By-product sales [2]	83	82	553	90	—	—	808
Other sales [3]	423	197	1,379	260	31	11	2,301
Total	13,438	5,613	27,989	5,034	1,185	11	53,270

Year ended December 31, 2019	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	17,669	6,467	33,759	5,789	—	—	63,684
Non-steel sales [1]	233	112	1,130	254	945	—	2,674
By-product sales [2]	114	93	816	135	—	—	1,158
Other sales [3]	574	308	1,782	328	36	71	3,099
Total	18,590	6,980	37,487	6,506	981	71	70,615
1.Non-steel sales mainly relate to iron ore, coal, scrap and electricity.
2.By-product sales mainly relate to slag, waste and coke by-products.
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

Consolidated financial statements 284
(millions of U.S. dollar, except share and per share data)
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
The Company’s payment terms range from 30 to 90 days from date of delivery, depending on the market and product sold. The Company received 404 as advances from its customers which are classified as unsatisfied performance obligations and recognized as liabilities in line with IFRS 15. The Company expects 100% of these unsatisfied performance obligations as of December 31, 2021 to be recognized as revenue during 2022 as the Company’s contracts have an original expected duration of one year or less.
The tables below summarize the movements relating to the Company's trade receivable and other for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31,
	2021	2020	2019
Trade accounts receivable and other - opening balance	3,072	3,569	4,432
Performance obligations satisfied	76,571	53,270	70,615
Payments received	(74,036)	(53,194)	(71,559)
Impairment of receivables (net of write backs and utilization)	(69)	(16)	9
Reclassification of the period-end receivables from /(to) held for sale and recognition (derecognition) of receivables related to business combination and divestments [2]	182	(724)	—
Acquisitions through business combination	—	—	4
TSR receivables retained in ArcelorMittal USA divestment [1]	(260)	260	—
Foreign exchange and others	(317)	(93)	68
Trade accounts receivable and other - closing balance	5,143	3,072	3,569
1.See note 6.1.3
2.Includes mainly receivables from the joint venture Acciaierie d'Italia. See note 2.3.1.
4.2 Cost of sales
Cost of sales includes the following components:

	Year ended December 31,
	2021	2020	2019
Materials	42,737	34,599	47,809
Labor costs	6,886	7,690	9,094
Logistic expenses	3,931	3,474	4,951
Depreciation and amortization	2,523	2,960	3,067
Net impairment (reversal)/charges (see note 5.3)	(218)	(133)	1,927
Gain on AM USA disposal [1]	—	(1,460)	—
Other	1,478	2,008	2,039
Total	57,337	49,138	68,887
1. See note 2.3.1 for details

285 Consolidated financial statements
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
Trade accounts receivable and allowance for lifetime expected credit losses

	December 31,
	2021	2020
Gross amount	5,349	3,208
Allowance for lifetime expected credit losses	(206)	(136)
Total	5,143	3,072
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
Exposure to credit risk by reportable segment
The maximum exposure to credit risk for trade accounts receivable by reportable segment is as follows:

	December 31,
	2021	2020
NAFTA	330	455
Brazil	1,308	809
Europe	2,959	1,396
ACIS	444	190
Mining	102	222
Total	5,143	3,072

Aging of trade accounts receivable

	December 31,			December 31,
	2021			2020
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	4,280	(30)	4,250	2,699	(13)	2,686
Overdue 1-30 days	322	(1)	321	215	(1)	214
Overdue 31-60 days	80	—	80	49	(1)	48
Overdue 61-90 days	121	—	121	26	—	26
Overdue 91-180 days	210	(2)	208	42	(3)	39
More than 180 days	336	(173)	163	177	(118)	59
Total	5,349	(206)	5,143	3,208	(136)	3,072

Consolidated financial statements 286
(millions of U.S. dollar, except share and per share data)
The movements in the allowance are calculated based on lifetime expected credit loss model for 2021, 2020 and 2019. The allowances in respect of trade accounts receivable during the periods presented are as follows:

	Year ended December 31,
	2021	2020	2019
Allowance - opening balance	136	129	173
Additions	87	27	18
Write backs / utilization	(18)	(11)	(27)
Foreign exchange and others	1	(9)	(35)
Allowance - closing balance	206	136	129
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
Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,023 and 1,079 as of December 31, 2021 and 2020, respectively, are comprised of the following:

	December 31,
	2021	2020
Finished products	5,743	3,403
Production in process	5,101	3,305
Raw materials	7,137	3,839
Manufacturing supplies, spare parts and other [1]	1,877	1,781
Total	19,858	12,328
1.Including spare parts of 1.4 billion and 1.4 billion, and manufacturing and other supplies of 0.5 billion and 0.4 billion as of December 31, 2021 and 2020, respectively.
Movements in the inventory write-downs are as follows:

	Year ended December 31,
	2021	2020	2019
Inventory write-downs - opening balance	1,079	1,760	1,168
Additions [1]	178	294	726
Deductions / Releases [2]	(236)	(878)	(212)
Foreign exchange and others[3]	2	(97)	78
Inventory write-downs - closing balance	1,023	1,079	1,760
1.Additions refer to write-downs of inventories excluding those utilized or written back during the same financial year.
2.Deductions/releases correspond to write-backs and utilizations related to the prior periods.
3.In 2021, others include inventory write-downs relating to the plate operations in Europe following discontinuation of held for sale classification (see note 2.3.2).

287 Consolidated financial statements
4.5 Prepaid expenses and other current assets

	December 31,
	2021	2020
VAT receivables	986	752
Prepaid expenses and non-trade receivables	566	486
Financial amounts receivable	108	94
Income tax receivable	106	51
Receivables from public authorities	127	143
Receivables from sale of financial and intangible assets	48	78
Derivative financial instruments (notes 6.1 and 6.3)	2,985	353
CO2 emission rights	458	219
Other [1]	183	105
Total	5,567	2,281
1.Other includes mainly advances to employees, accrued interest and other miscellaneous receivables.

4.6 Other assets
Other assets consisted of the following:

	December 31,
	2021	2020
Derivative financial instruments (notes 6.1 and 6.3)	318	324
Financial amounts receivable	411	503
Long-term VAT receivables	179	156
Cash guarantees and deposits	94	86
Receivables from public authorities	60	41
Accrued interest	29	30
Receivables from sale of financial and intangible assets	150	172
Income tax receivable	61	18
Other [1]	159	152
Total	1,461	1,482
1.Other mainly includes assets in pension funds and other amounts receivable.
4.7 Trade accounts payable and other
Trade accounts payable are obligations to pay for goods that have been acquired in the ordinary course of business from suppliers. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The carrying value of trade accounts payable approximates fair value. The Company’s average outstanding number of trade payable days amounted to 83 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about 2.7 billion of trade payables were subject to early discount by its suppliers in 2021 as compared to 2.0 billion in 2020).
4.8 Accrued expenses and other liabilities
Accrued expenses and other liabilities were comprised of the following:

	December 31,
	2021	2020
Accrued payroll and employee related expenses	1,545	1,238
Accrued interest and other payables	1,207	1,151
Payable from acquisition of intangible, tangible & financial assets[1]	867	847
Other amounts due to public authorities	833	680
Derivative financial instruments (notes 6.1 and 6.3)	316	208
Unearned revenue and accrued payables	63	73
Total	4,831	4,197
1.At December 31, 2021, payable from acquisition of intangible, tangible & financial assets included 252 relating to the ArcelorMittal Sul Fluminense ("AMSF") put option liability (see notes 9.2 and 11.5.2).
NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS
5.1 Goodwill and intangible assets
The carrying amounts of goodwill and intangible assets are summarized as follows:

	December 31,
	2021	2020
Goodwill on acquisitions	3,931	3,992
Concessions, patents and licenses	195	190
Customer relationships and trade marks	80	90
Other[1]	219	40
Total	4,425	4,312
1.Includes 167 relating to emission rights in 2021.
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

Consolidated financial statements 288
(millions of U.S. dollar, except share and per share data)
Goodwill acquired in business combinations for each of the Company’s operating segments is as follows:

	December 31, 2020	Divestments and assets held for sale	Foreign exchange differences and other movements	December 31, 2021
NAFTA	1,566	—	10	1,576
Brazil	1,069	—	(59)	1,010
Europe	540	—	(41)	499
ACIS	817	—	29	846
Total	3,992	—	(61)	3,931

	December 31, 2019	Divestments and assets held for sale[1]	Foreign exchange differences and other movements	December 31, 2020
NAFTA	2,233	(672)	5	1,566
Brazil	1,353	—	(284)	1,069
Europe	545	(45)	40	540
ACIS	973	—	(156)	817
Total	5,104	(717)	(395)	3,992
1. See notes 2.3.1 and 2.3.2

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
ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, France, Germany, Luxembourg, Poland, Spain and Italy. In Ontario, Canada, ArcelorMittal's operations have been subject to output based pricing system regulations since January 1, 2019 but starting January 1, 2022, they will be regulated on carbon pricing under the Ontario Emissions Performance System (“OEPS”). In South Africa, a CO2 tax system was introduced in 2019. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded at nil value and purchased emission rights are recorded at cost.

289 Consolidated financial statements
Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2019	630	1,133	147	1,910
Acquisitions	17	—	35	52
Disposals	(8)	—	(2)	(10)
Divestment (note 2.3.1)	(251)	(9)	—	(260)
Foreign exchange differences	16	24	11	51
Transfers to assets held for sale (note 2.3.2)	(12)	—	(11)	(23)
Transfers and other movements	37	—	—	37
Fully amortized intangible assets [1]	(29)	—	—	(29)
At December 31, 2020	400	1,148	180	1,728
Acquisitions[2]	35	—	210	245
Disposal	(6)	—	—	(6)
Foreign exchange differences	(54)	(69)	(21)	(144)
Transfers from assets held for sale (note 2.3.2)	12	—	11	23
Transfers and other movements	30	2	10	42
At December 31, 2021	417	1,081	390	1,888

Accumulated amortization and impairment losses
At December 31, 2019	433	1,038	111	1,582
Disposal	(7)	—	—	(7)
Divestment (note 2.3.1)	(239)	(9)	—	(248)
Amortization charge	47	10	30	87
Impairment charge (note 5.3)	4	—	—	4
Foreign exchange differences	17	19	8	44
Transfers to assets held for sale (note 2.3.2)	(12)	—	(9)	(21)
Transfers and other movements	(4)	—	—	(4)
Fully amortized intangible assets [1]	(29)	—	—	(29)
At December 31, 2020	210	1,058	140	1,408
Disposals	(5)	—	—	(5)
Amortization charge	50	7	33	90
Foreign exchange differences	(44)	(64)	(13)	(121)
Transfers from assets held for sale (note 2.3.2)	9	—	9	18
Transfers and other movements	2	—	2	4
At December 31, 2021	222	1,001	171	1,394

Carrying amount
At December 31, 2020	190	90	40	320
At December 31, 2021	195	80	219	494
1.Fully amortized intangible assets correspond mainly to licenses in 2020.
2.Acquisitions in 'other' mainly relate to CO2 emission rights in 2021.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 270, 245 and 301 for the years ended December 31, 2021, 2020 and 2019, respectively and were recognized in selling, general and administrative expenses.

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

Consolidated financial statements 290
(millions of U.S. dollar, except share and per share data)

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
The residual values and useful lives of property, plant and equipment are reviewed at each reporting date and adjusted if expectations differ from previous estimates. Depreciation methods applied to property, plant and equipment are reviewed at each reporting date and changed if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset. In the context of the 2021 annual review of useful lives and considering the expected date of retirement of certain assets in particular blast furnaces, basic oxygen furnaces, sinter plants and coke plants following the implementation of the Company's decarbonization strategy involving the construction of DRI - EAF facilities, the Company decreased estimates of residual useful lives of such items of property, plant and equipment for its flat carbon operations in the EU and in Canada. Accordingly, depreciation charge increased by 76 in the fourth quarter of 2021 and is expected to increase by 277, 168, 168, 142, 124, 28 and 26 for the years ended December 31, 2022, 2023, 2024, 2025, 2026, 2027 and 2028, respectively.
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
Mineral Reserves and resources
Mineral Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. Furthermore, mineral resource estimates constitute the part of a mineral deposit that have the potential to be economically and legally extracted or produced at the time of the resource determination. In order to estimate mineral reserves, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. The potential for economic viability and

291 Consolidated financial statements
estimate of mineral resources is established through high level and conceptual engineering studies.
Estimating the quantity and/or grade of mineral reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. The estimation of mineral resource is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Because the economic assumptions used to estimate mineral reserves and mineral resources change from period to period, and because additional geological data is generated during the course of operations, estimates of mineral reserves and mineral resources may change from period to period. Changes in reported mineral reserves and mineral resources may affect the Company’s financial results and financial position in a number of ways, including the following:
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

Consolidated financial statements 292
(millions of U.S. dollar, except share and per share data)
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

293 Consolidated financial statements
Property, plant and equipment and biological assets are summarized as follows:

	Land, buildings and Improvements	Machinery, equipment and other[2]	Construction in progress	Right-of-use assets	Mining Assets	Total
Cost
At December 31, 2019	10,897	44,628	5,490	2,092	4,113	67,220
Additions	27	172	1,857	233	23	2,312
Foreign exchange differences	621	1,121	(129)	36	(130)	1,519
Disposals	(62)	(630)	(19)	—	(4)	(715)
Divestments (note 2.3.1)	(858)	(8,559)	(261)	(449)	(766)	(10,893)
Transfers to assets held for sale (note 2.3.2)	(461)	(1,911)	(612)	(89)	—	(3,073)
Other movements [1]	574	1,778	(2,363)	(225)	48	(188)
At December 31, 2020	10,738	36,599	3,963	1,598	3,284	56,182
Additions	16	239	2,416	313	11	2,995
Acquisitions through business combinations (note 2.2.4)	34	5	—	—	—	39
Foreign exchange differences	(910)	(3,311)	(97)	(104)	(14)	(4,436)
Disposals	(66)	(553)	(2)	—	(5)	(626)
Transfers from assets held for sale (note 2.3.2)	156	827	14	2	—	999
Other movements [1]	153	1,542	(1,761)	(59)	131	6
At December 31, 2021	10,121	35,348	4,533	1,750	3,407	55,159

Accumulated depreciation and impairment
At December 31, 2019	3,488	22,889	991	857	2,764	30,989
Depreciation charge for the year	338	2,188	—	212	135	2,873
Impairment (note 5.3)	111	(280)	29	3	—	(137)
Disposals	(40)	(591)	(7)	—	(3)	(641)
Foreign exchange differences	424	1,189	8	8	(102)	1,527
Divestments (note 2.3.1)	(527)	(6,002)	(5)	(300)	(718)	(7,552)
Transfers to assets held for sale (note 2.3.2)	(163)	(1,045)	(13)	(9)	—	(1,230)
Other movements [1]	177	(212)	(9)	(212)	(13)	(269)
At December 31, 2020	3,808	18,136	994	559	2,063	25,560
Depreciation charge for the year	320	1,801	—	190	122	2,433
Impairment reversal (note 5.3)	(37)	(181)	—	—	—	(218)
Disposals	(49)	(517)	—	—	(5)	(571)
Foreign exchange differences	(546)	(2,459)	(10)	(37)	(13)	(3,065)
Transfers from assets held for sale (note 2.3.2)	154	804	7	—	—	965
Other movements [1]	(7)	12	8	(34)	1	(20)
At December 31, 2021	3,643	17,596	999	678	2,168	25,084

Carrying amount
At December 31, 2020	6,930	18,463	2,969	1,039	1,221	30,622
At December 31, 2021	6,478	17,752	3,534	1,072	1,239	30,075
1.Other movements predominantly represent transfers from construction in progress to other categories and retirement of fully depreciated assets.
2.Machinery, equipment and other includes biological assets of 38 and 45 as of December 31, 2021 and 2020, respectively, and bearer plants of 29 and 29 as of December 31, 2021 and 2020, respectively.

The carrying amount of temporarily idle property, plant and equipment at December 31, 2021 and 2020 was 8 and 246 including nil and 170 in Brazil, 4 and 31 in NAFTA, 4 and 37 in the Europe segment and nil and 9 in the ACIS segment, respectively.
The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 11 and
12 at December 31, 2021 and 2020, respectively. Such assets are carried at their recoverable amount.
Assets pledged as security
See note 9.4 for information about assets pledged as security by the Company.

Consolidated financial statements 294
(millions of U.S. dollar, except share and per share data)
Capital commitments
See note 9.4 for information about contractual commitments for acquisition of property, plant and equipment by the Company.
5.3 Impairment of intangible assets, including goodwill, and tangible assets
Net impairment (reversals)/charges recognized were as follows:

	Year ended December 31,
Type of asset	2021	2020	2019
Tangible assets	(218)	(133)	1,927
Total	(218)	(133)	1,927
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
The recoverable amounts of the GCGUs are mainly determined based on their value in use. The value in use of each GCGU is determined by estimating future cash flows. The 2021 impairment test of goodwill did not include the GCGU corresponding to the Mining segment (as from April 1, 2021, ArcelorMittal implemented changes to its organizational structure (see note 1.1) as goodwill allocated to this GCGU was fully impaired in 2015. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. In addition, with respect to raw material price assumptions, the Company applied a range of $71 per tonne to $112 per tonne for iron ore and $144 per tonne to $240 per tonne for coking coal. Cash flow forecasts adjusted for the risks specific to the tested assets are derived from the most recent financial plans approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.
The Company considered its exposure to certain climate-related risks which could affect its estimates of future cash flow projections applied for the determination of the recoverable amount of its GCGUs and CGUs. With the switch to electric vehicles and the move to wind and solar power generation, the Company sees additional opportunities as customers deepen their understanding of embedded and lifecycle emissions of the materials where steel compares favorably. ArcelorMittal's most substantial climate-related policy risk is the EU Emissions Trading scheme ("'ETS"), which applies to all its European plants. The risk concerns the Company's primary steelmaking plants which are exposed to this regulation and yet unprotected against competition from imported steel. The Company is committed to the objectives of the Paris agreement and announced its ambition to reduce carbon emissions by 35% in Europe and 25% group-wide by 2030 and achieve group-wide carbon neutrality by 2050. These announced goals will require significant long-term investments which require global level playing field, access to abundant and affordable clean energy, facilitating necessary energy infrastructure, access to sustainable finance for low-emissions steelmaking and accelerated transition to a circular economy. In addition, the Company considered the legal obligation of carbon neutrality by 2050 effective within the EU and in Canada following adoption of the Climate Law and the Net Zero Emission Accountability Act, respectively. Accordingly, with respect to its flat steel operations in the EU and in Canada, ArcelorMittal concluded that future decarbonization capital expenditures, which correspond essentially to the construction of DRI-EAF facilities, are necessary to maintain the level of economic benefits expected to arise from the assets in their current condition and should therefore be included in the Company’s assumptions for future cash flows of the recoverable amount of the respective GCGUs and CGUs. At the same time, the Company is engaged in developing in the near to medium term a range of innovative low-emission technologies for the transition to decarbonized steel including the Smart Carbon route and the Hydrogen-DRI route and required investments are considered either in the Company's future cash flow projections or in the context of joint ventures, as an element of the Company's best estimate of capital expenditures which are committed and / or being implemented. The Company acknowledged that GCGUs and CGUs applying the blast furnace basic oxygen furnace "BF-BOF" route in other jurisdictions than the EU and Canada will apply decarbonization at a different pace. They may also not yet be subject to a legal obligation of carbon neutrality, which would not allow to include future decarbonization capital expenditures in their value in use calculations. Accordingly, the Company increased risk premiums included in their discount rates until they are able to accelerate their decarbonization strategy to meet the 2050 carbon neutrality objective and a legal obligation arises in the relevant jurisdiction. Additionally, the Company’s assumptions for future cash flows include an estimate for costs that the Company expects to incur to acquire emission allowances, which primarily impacts the flat steel operations in the EU and in Canada. The assumption for carbon emission

295 Consolidated financial statements
cost is based on historical experience, implementation of decarbonization strategies to mitigate or otherwise offset such future costs and information available of future changes. Due to economic developments, uncertainties over the pace of transition to low-emission technologies, political and environmental actions that will be taken to meet the carbon reduction goals, regulatory changes and emissions activity arising from climate-related matters, the Company’s assumptions used in the recoverable amount calculations, such as capital expenditure, carbon emission costs and other assumptions are inherently uncertain and may ultimately differ from actual amounts.
The assumptions used in the value in use calculations are inherently uncertain in the context of the ongoing presence and repercussions of the COVID-19 pandemic and require management judgment. The Company's process includes specific consideration given to the most recent short, medium and long-term price forecasts and discount rates consistent with external information, expected production and shipment volumes and updated development plans, operating costs and capital expenditure plans. Operating margins benefited in 2021 from a continuing strong price environment, favorable supply demand balance following a prolonged period of destocking and structural cost improvements sustained from the Company's response to the COVID-19 crisis. While the restocking effect has run its course with inventories returning to normal levels, the Company expects real demand recovery to continue in 2022.
Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each CGU, including beta, cost of debt and capital structure was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets and CGU specific country risk premiums were applied. GCGU weighted average pre-tax discount rates were as follows in 2021 and 2020:

	NAFTA	Brazil	Europe	ACIS
GCGU weighted average pre-tax discount rate used in 2021 (in %)	11.3	15.6	8.6	14.7
GCGU weighted average pre-tax discount rate used in 2020 (in %)	10.5	15.9	8.5	14.6
Once recognized, impairment losses for goodwill are not reversed.
There were no impairment charges recognized with respect to goodwill following the Company’s impairment tests as of October 1, 2021 and October 1, 2020. The total value in use calculated for all GCGUs overall increased in 2021 as compared to 2020.
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
In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash inflows that are largely independent from the cash inflows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2021, the Company determined it has 58 cash-generating units.
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

Consolidated financial statements 296
(millions of U.S. dollar, except share and per share data)
have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.
Impairment charges and reversals relating to property, plant and equipment were as follows for the years ended December 31, 2021, 2020 and 2019:
2021
In the second half of 2021, in connection with the Company’s annual test for impairment of goodwill, property, plant and equipment was also tested for impairment at that date. The Company reversed 218 of impairment charges which had been recognized in 2015 for the Sestao facility in Spain following idling for an indefinite timing. The impairment reversal results from improved future cash flow projections following restart of operations and the Company's decarbonization strategy in Spain.

Cash-Generating Unit	Region	Operating Segment	Impairment Reversed	2021 Pre-Tax Discount Rate	2020 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2021
Europe flat products	Europe	Europe	218	8.53%	8.47%	11,005
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

297 Consolidated financial statements

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
•derivative financial instruments (see note 6.1.5)
•other non-derivative financial assets and liabilities (see note 6.1.6)
6.1.1 Fair values versus carrying amounts
The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at December 31, 2021:

Consolidated financial statements 298
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Assets/Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,215	—	4,215	—	—	—
Restricted cash and other restricted funds	156	—	156	—	—	—
Trade accounts receivable and other	5,143	—	4,521	—	622	—
Inventories	19,858	19,858	—	—	—	—
Prepaid expenses and other current assets	5,567	1,128	1,454	—	—	2,985
Total current assets	34,939	20,986	10,346	—	622	2,985

Non-current assets:
Goodwill and intangible assets	4,425	4,425	—	—	—	—
Property, plant and equipment and biological assets	30,075	30,037	—	38	—	—
Investments in associates and joint ventures	10,319	10,319	—	—	—	—
Other investments	1,146	—	—	—	1,146	—
Deferred tax assets	8,147	8,147	—	—	—	—
Other assets	1,461	359	648	136	—	318
Total non-current assets	55,573	53,287	648	174	1,146	318
Total assets	90,512	74,273	10,994	174	1,768	3,303

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	1,913	—	1,913	—	—	—
Trade accounts payable and other	15,093	—	15,093	—	—	—
Short-term provisions	1,064	1,048	16	—	—	—
Accrued expenses and other liabilities	4,831	1,420	3,095	—	—	316
Income tax liabilities	1,266	1,266	—	—	—	—
Total current liabilities	24,167	3,734	20,117	—	—	316

Non-current liabilities:
Long-term debt, net of current portion	6,488	—	6,488	—	—	—
Deferred tax liabilities	2,369	2,369	—	—	—	—
Deferred employee benefits	3,772	3,772	—	—	—	—
Long-term provisions	1,498	1,495	3	—	—	—
Other long-term obligations	874	343	473	—	—	58
Total non-current liabilities	15,001	7,979	6,964	—	—	58

Equity:
Equity attributable to the equity holders of the parent	49,106	49,106	—	—	—	—
Non-controlling interests	2,238	2,238	—	—	—	—
Total equity	51,344	51,344	—	—	—	—
Total liabilities and equity	90,512	63,057	27,081	—	—	374

299 Consolidated financial statements

	December 31, 2020
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Assets/Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	5,600	—	5,600	—	—	—
Restricted cash and other restricted funds	363	—	363	—	—	—
Trade accounts receivable and other	3,072	—	2,699	—	373	—
Inventories	12,328	12,328	—	—	—	—
Prepaid expenses and other current assets	2,281	910	1,018	—	—	353
Assets held for sale	4,329	3,384	945	—	—	—
Total current assets	27,973	16,622	10,625	—	373	353

Non-current assets:
Goodwill and intangible assets	4,312	4,312	—	—	—	—
Property, plant and equipment and biological assets	30,622	30,577	—	45	—	—
Investments in associates and joint ventures	6,817	6,817	—	—	—	—
Other investments	2,980	—	—	—	2,980	—
Deferred tax assets	7,866	7,866	—	—	—	—
Other assets	1,482	237	785	136	—	324
Total non-current assets	54,079	49,809	785	181	2,980	324
Total assets	82,052	66,431	11,410	181	3,353	677

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,507	—	2,507	—	—	—
Trade accounts payable and other	11,525	—	11,525	—	—	—
Short-term provisions	935	919	16	—	—	—
Accrued expenses and other liabilities	4,197	1,160	2,829	—	—	208
Income tax liabilities	464	464	—	—	—	—
Liabilities held for sale	3,039	709	2,330	—	—	—
Total current liabilities	22,667	3,252	19,207	—	—	208

Non-current liabilities:
Long-term debt, net of current portion	9,815	—	9,815	—	—	—
Deferred tax liabilities	1,832	1,832	—	—	—	—
Deferred employee benefits	4,656	4,656	—	—	—	—
Long-term provisions	1,697	1,691	6	—	—	—
Other long-term obligations	1,148	354	698	—	—	96
Total non-current liabilities	19,148	8,533	10,519	—	—	96

Equity:
Equity attributable to the equity holders of the parent	38,280	38,280	—	—	—	—
Non-controlling interests	1,957	1,957	—	—	—	—
Total equity	40,237	40,237	—	—	—	—
Total liabilities and equity	82,052	52,022	29,726	—	—	304

Consolidated financial statements 300
(millions of U.S. dollar, except share and per share data)
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
The following tables summarize the bases used to measure certain financial assets and financial liabilities at their fair value on recurring basis.

As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	1,069	—	77	1,146
Trade accounts receivable and other subject to TSR programs*	—	—	622	622
Derivative financial current assets	—	2,985	—	2,985
Derivative financial non-current assets	—	303	15	318
Total assets at fair value	1,069	3,288	714	5,071
Liabilities at fair value:
Derivative financial current liabilities	—	316	—	316
Derivative financial non-current liabilities	—	58	—	58
Total liabilities at fair value	—	374	—	374
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	2,934	—	46	2,980
Trade accounts receivable and other subject to TSR programs*	—	—	373	373
Derivative financial current assets	—	353	—	353
Derivative financial non-current assets	—	265	59	324
Total assets at fair value	2,934	618	478	4,030
Liabilities at fair value:
Derivative financial current liabilities	—	208	—	208
Derivative financial non-current liabilities	—	96	—	96
Total liabilities at fair value	—	304	—	304
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.
Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The decrease in investments in equity instruments at FVOCI in 2021 was mainly related to the divestment of the Company's interest in Cleveland-Cliffs (see note 2.5).

301 Consolidated financial statements
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
6.1.2.1 Short-term debt
Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2021	2020
Short-term bank loans and other credit facilities including commercial paper [1]	888	1,647
Current portion of long-term debt	836	677
Lease obligations[2]	189	183
Total	1,913	2,507
1.The weighted average interest rate on short-term borrowings outstanding was 0.9% and 1.3% as of December 31, 2021 and 2020, respectively.
2.See note 7.

On April 8, 2020, ArcelorMittal amended a €300 million (341) term loan with a financial institution to extend the maturity to April 8, 2021, on which date the term loan was fully repaid.
In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. During 2021 some facilities were not extended. As of December 31, 2021, facilities totaling approximately 0.3 billion, remain fully available.
Commercial paper
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of December 31, 2021 and 2020, the outstanding amount was 541 and 1,044, respectively.

Consolidated financial statements 302
(millions of U.S. dollar, except share and per share data)
6.1.2.2 Long-term debt
Long-term debt is comprised of the following:

				December 31,
	Year of maturity	Type of Interest	Interest rate[1]	2021	2020
Corporate
5.5 billion Revolving Credit Facility[3]	2023 - 2025	Floating		—	—
€500 million Unsecured Notes	2021	Fixed	3.00%	—	350
€750 million Unsecured Notes	2022	Fixed	3.13%	551	596
€500 million Unsecured Notes	2023	Fixed	0.95%	415	448
€750 million Unsecured Notes	2023	Fixed	1.00%	848	917
€1.0 billion Unsecured Notes	2024	Fixed	2.25%	604	1,234
750 Unsecured Notes	2024	Fixed	3.60%	289	747
500 Unsecured Notes	2025	Fixed	6.13%	183	256
€750 million Unsecured Notes	2025	Fixed	1.75%	844	913
750 Unsecured Notes	2026	Fixed	4.55%	399	745
500 Unsecured Notes	2029	Fixed	4.25%	494	494
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	671	671
1.0 billion Unsecured Notes	2041	Fixed	6.75%	428	428
Other loans	2022 - 2023	Fixed	1.8% - 2.4%	142	218
EIB loan	2025	Fixed	1.16%	215	304
Other loans	2029 - 2035	Floating	0.4% - 2.3%	273	1,204
Total Corporate				6,356	9,525
Americas
Other loans	2020 - 2030	Fixed/Floating	0.0% - 9.5%	72	83
Total Americas				72	83
Europe, Asia & Africa
EBRD Facility	2024	Floating	2.2% - 2.5%	82	129
Other loans	2021 - 2030	Fixed/Floating	0.0% - 4.7%	123	123
Total Europe, Asia & Africa				205	252
Total				6,633	9,860
Less current portion of long-term debt				(836)	(677)
Total long-term debt (excluding lease obligations)				5,797	9,183
Long-term lease obligations[2]				691	632
Total long-term debt, net of current portion				6,488	9,815
1.Rates applicable to balances outstanding at December 31, 2021. For debt that has been redeemed in its entirety during 2021, the interest rates refer to the rates at repayment date.
2.Net of current portion of 189 and 183 as of December 31, 2021 and 2020, respectively. Further information regarding leases is provided in note 7.
3. On November 26, 2020, the commitments were extended by one year to December 19, 2025. The commitments are 5.5 billion until December 19, 2023 and 5.4 billion until December 19, 2025.
Corporate
5.5 billion Revolving Credit Facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporated a single tranche of 5.5 billion maturing on December 19, 2023, with two one-year extension options. On November 27, 2019 and on November 26, 2020,
ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025, respectively. The extension was completed for 5.4 billion of the available amount, with the 0.1 billion remaining with a maturity of December 19, 2023. On April 27, 2021, the Facility was amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the

303 Consolidated financial statements
number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes. As of December 31, 2021, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into 500 revolving multi-currency letter of credit facility (the "Letter of Credit Facility"). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, which matures on July 31, 2022. On August 5, 2020, the Letter of Credit Facility maturity was extended to July 31, 2023. On November 25, 2020, the Letter or Credit Facility increased its amount to 395. On June 25, 2021, the maturity of the Letter of Credit Facility was extended to July 31, 2024.
Bonds
On April 9, 2021, at maturity, ArcelorMittal repaid all of the outstanding €285 million (342) of its €500 million Fixed Rate Notes due 2021.
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased €471 million (562) of its EUR denominated 2.25%
Notes due 2024 for a total aggregate purchase price including accrued interest of €501 million (595). Following this purchase, €529 million (625) principal amount remained outstanding.
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased 460 of its U.S. dollar denominated 3.60% Notes due 2024 for a total aggregate purchase price including accrued interest of 503. Following this purchase, 290 principal amount remained outstanding.
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased 73 of its U.S. dollar denominated 6.125% notes due 2025 for a total aggregate purchase price including accrued interest of 86. Following this purchase, 183 principal amount remained outstanding.
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased 349 of its U.S. dollar denominated 4.55% notes due 2026 for a total aggregate purchase price including accrued interest of 399. Following this purchase, 401 principal amount remained outstanding.
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
1.Rates applicable at December 31, 2021.

European Investment Bank (“EIB”) Loan
On June 2, 2021, ArcelorMittal signed a €280 million loan agreement with the European Investment Bank ("EIB") for funding of research, development and innovation projects in Europe over the period of 2021-2023. This operation benefits from a guarantee from the European Union under the European

Consolidated financial statements 304
(millions of U.S. dollar, except share and per share data)
Fund for Strategic Investments. As of December 31, 2021 the facility remained fully available. On March 1, 2022 ArcelorMittal sent disbursement request to the EIB for the full amount of €280 million (335).
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the EIB in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly in France, Belgium and Spain, but also in Poland and Luxembourg. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of December 31, 2021, €190 million (215) was outstanding.
Other loans
On July 7, 2021, the Company fully prepaid Schuldschein borrowings for a total of €450 million (532), of which €405 million (479) maturing originally on July 5, 2023 and €45 million (53) maturing originally on July 7, 2025.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8.5 years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the hot strip mill and (b) June 30, 2021). The outstanding amount in total as of December 31, 2021 was €162 million (184).
On May 21, 2019, ArcelorMittal entered into a bilateral term loan due May 20, 2022. On July 31, 2020, the bilateral term loan was extended for one year to May 19, 2023. The bilateral term loan was fully drawn on June 3, 2019 for an amount of €125 million (142). On March 4, 2021, the Company early repaid the bilateral term loan.
On December 20, 2019, the Company entered into a bilateral loan due June 20, 2023. The bilateral term loan was fully drawn on January 30, 2020, for an amount of €100 million (110). This term loan could have been extended twice, each time for one additional year. On March 8, 2021, the Company early repaid the bilateral term loan.
On July 2, 2020, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD174 million (128) with repayment over several dates in 2021 and 2022.
On November 29, 2021, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD130 million (105) with repayment over several dates in 2021, 2022 and 2023.
Other loans relate to various debt with banks and public institutions.
Americas
Other loans
Other loans relate mainly to loans contracted by ArcelorMittal subsidiaries in Mexico with different counterparties.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development ("EBRD") in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of December 31, 2021, 175 was drawn under the agreement.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 26, 2019 with a maturity of on July 26, 2022. On August 23, 2021, the facility was further amended and restated for an amount of 3.5 billion South African rand and with a maturity of September 3, 2024. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2021, 1.8 billion South African rand (113) was drawn.
Other loans
Other loans mainly relate to loans contracted by ArcelorMittal subsidiaries in Spain with different counterparties.
Other
Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant. On April 13, 2021, ArcelorMittal's Facility was amended so that the Leverage ratio financial covenant would permanently cease to apply in the event that the Company obtained an investment grade long-term credit rating (with stable outlook) from two rating agencies (which occurred in 2021, as described in "Operating and financial review — Liquidity and Capital Resources" – section).

305 Consolidated financial statements
Hedge of net investments
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€3,709 million as of December 31, 2021) as a hedge of certain euro denominated investments (€8,261 million as of December 31, 2021) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess the hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
As of December 31, 2021, the Company recognized 423 foreign exchange gain arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve.
Maturity profile
As of December 31, 2021 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

Year of maturity	Amount
2022	1,913
2023	1,545
2024	1,124
2025	1,163
2026	542
Subsequent years	2,114
Total	8,401
Fair value
The following tables summarize the Company’s bases used to estimate its debt at fair value. Fair value measurement has been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

As of December 31, 2021	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	7,011	6,380	1,261	—	7,641
Instruments payable bearing interest at variable rates	502	—	480	—	480
Total long-term debt, including current portion	7,513	6,380	1,741	—	8,121
Short term bank loans and other credit facilities including commercial paper	888	—	888	—	888

As of December 31, 2020	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	9,195	8,698	1,431	—	10,129
Instruments payable bearing interest at variable rates	1,480		1,488	—	1,488
Total long-term debt, including current portion	10,675	8,698	2,919	—	11,617
Short term bank loans and other credit facilities including commercial paper	1,647		1,649	—	1,649
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

Consolidated financial statements 306
(millions of U.S. dollar, except share and per share data)
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
Cash and cash equivalents consisted of the following:

	December 31,
	2021	2020
Cash at bank	2,674	3,487
Term deposits	607	393
Money market funds[1]	934	1,720
Total	4,215	5,600
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
Restricted cash and other restricted funds of 156 as of December 31, 2021 included 89 relating to various environmental obligations, true sales of receivables programs and letter of credits issued in ArcelorMittal South Africa. Restricted cash of 363 as of December 31, 2020 included 56 relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 260 with respect to a cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after disposal (see note 4.1). It also included 20 and 20 in connection with the mandatory convertible bonds as of December 31, 2021 and December 31, 2020, respectively (see note 11.2).
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

307 Consolidated financial statements

	Long-term debt, net of current portion	Short-term debt and current portion of long term debt
Balance as of December 31, 2019 (note 6.1.2)	11,471	2,869
Proceeds from long-term debt	323	—
Payments of long-term debt	(1,645)	—
Amortized cost	8	7
Proceeds from short-term debt	—	430
Payments of short-term debt	—	(1,503)
Current portion of long-term debt	(860)	860
Payments of principal portion of lease liabilities (note 7) [1]	(7)	(235)
Additions to lease liabilities (notes 5.2 and 7)	195	38
Derecognition of lease liabilities following the divestment of ArcelorMittal USA (note 2.3.1)	(208)	(70)
Debt classified as held for sale (note 2.3.2)	(21)	(3)
Unrealized foreign exchange effects and other movements	559	114
Balance as of December 31, 2020 (note 6.1.2)	9,815	2,507
Proceeds from long-term debt	147	—
Payments of long-term debt	(2,332)	—
Amortized cost	4	10
Proceeds from short-term debt	—	287
Payments of short-term debt	—	(1,664)
Current portion of long-term debt	(1,025)	1,025
Payments of principal portion of lease liabilities (note 7) [1]	(8)	(191)
Additions to lease liabilities (notes 5.2 and 7)	289	24
Unrealized foreign exchange effects and other movements	(402)	(85)
Balance as of December 31, 2021 (note 6.1.2)	6,488	1,913
1.Cash payments decreasing the outstanding liability relating to leases are classified under payments of principal portion of lease liabilities and other financing activities in the Company's consolidated statements of cash flows.

Consolidated financial statements 308
(millions of U.S. dollar, except share and per share data)
6.1.4 Net debt
The Company monitors its net debt in order to manage its capital. The following tables present the structure of the Company’s net debt by original currency at December 31, 2021 and December 31, 2020:

As of December 31, 2021	Total USD	EUR	USD	PLN	CAD	ZAR	Other (USD)
Short-term debt and current portion of long-term debt	1,913	1,456	97	14	132	115	99
Long-term debt, net of current portion	6,488	3,443	2,637	215	55	5	133
Cash and cash equivalents and restricted cash	(4,371)	(1,646)	(1,531)	(97)	(56)	(268)	(773)
Net debt	4,030	3,253	1,203	132	131	(148)	(541)

As of December 31, 2020	Total USD	EUR	USD	CAD	PLN	UAH	Other (USD)
Short-term debt and current portion of long-term debt	2,507	1,283	765	172	19	46	222
Long-term debt, net of current portion	9,815	5,775	3,567	91	239	17	126
Cash and cash equivalents, restricted cash and other restricted funds	(5,963)	(2,637)	(2,236)	(35)	(152)	(19)	(884)
Net debt	6,359	4,421	2,096	228	106	44	(536)
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

309 Consolidated financial statements
Derivative financial instruments classified as Level 2:
The following tables summarize this portfolio:

	December 31, 2021
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase contracts	3,845	133	1,023	(43)
Forward sale contracts	2,685	16	1,431	(15)
Exchange option purchases	712	2	254	(7)
Exchange options sales	338	5	707	(2)
Total foreign exchange rate instruments		156		(67)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	121	1	644	(259)
Term contracts purchases	3,461	3,131	497	(48)
Total raw materials (base metals), freight, energy, emission rights		3,132		(307)
Total		3,288		(374)

	December 31, 2020
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	22	—	10	—
Total interest rate instruments		—		—

Foreign exchange rate instruments
Forward purchase contracts	356	2	2,199	(113)
Forward sale contracts	847	24	371	(19)
Currency swaps sales	260	36	—	—
Exchange option purchases	2,938	18	1,176	(15)
Exchange options sales	2,960	26	1,208	(23)
Total foreign exchange rate instruments		106		(170)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	567	38	370	(46)
Term contracts purchases	1,673	473	854	(87)
Option sales/purchases	47	1	48	(1)
Total raw materials (base metals), freight, energy, emission rights		512		(134)
Total		618		(304)

Consolidated financial statements 310
(millions of U.S. dollar, except share and per share data)
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
ArcelorMittal establishes the fair valuation of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models based on the estimated values of the underlying equity spot price of $137 and volatility of 18%. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.
Observable input data used in the valuations include zero coupon yield curves, stock market price, European Central Bank foreign exchange fixing and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computed unobservable volatility data during 2021 based mainly on the movement of China Oriental stock market prices observable in the active market over 90 working days, which is particularly sensitive for the valuation resulting from the model. Following the repayment of notes issued by subsidiaries to the Company which were linked to the value of Erdemir shares in 2019 as described in note 11.2, the unobservable volatility data from the movement of Erdemir shares does no longer impact the valuation. A 10% increase or decrease in Hera Ermac share prices would result in a 465% and 95% increase and decrease of the fair value of the call option at December 31, 2021, respectively.
As of December 31, 2019, derivative financial liabilities classified as Level 3 also included a pellet purchase agreement containing a special payment that varied according to the price of steel in the United States domestic market (“domestic steel price”). The instrument was derecognized on December 9, 2020 following the sale of ArcelorMittal USA (note 2.3.1). Until the divestment date the fair valuation of the special payment had been established by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. Observable input data included third-party forecasted domestic steel prices. Unobservable inputs were used to measure fair value to the extent that relevant observable inputs were not available or not consistent with the Company's views on future prices and referred specifically to domestic steel prices beyond the timeframe of available third-party forecasts. As of the date of sale the fair value of the pellet purchase was based on the future average US domestic steel price of $554 per tone.
The following table summarizes the reconciliation of the fair value of the financial instruments classified as Level 3:

	Put option with ISP	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase agreement	Total
Balance as of December 31, 2019	(125)	127	(176)	(174)
Change in fair value/foreign exchange differences	(10)	(68)	6	(72)
Value of option at exercise date/divested balance	135	—	170	305
Balance as of December 31, 2020	—	59	—	59
Change in fair value/foreign exchange differences	—	(44)	—	(44)
Balance as of December 31, 2021	—	15	—	15
The fair value movement on Level 3 derivative instruments is recorded in the consolidated statements of operations and other comprehensive income. The decrease in fair value of the call option on 1,000 mandatory convertible bonds is due to a decrease in the share price of China Oriental, which impacts the

311 Consolidated financial statements
value of the notes in which Hera Ermac, a wholly-owned subsidiary, invested the bonds proceeds (see note 11.2).
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
Financial assets are tested for ECLs annually or whenever changes in circumstances indicate that there is a change in credit risk. Any ECL is recognized in the consolidated statements of operations. An ECL related to financial assets is reversed if and to the extent there has been a change in the factors used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no ECL had been recognized. Reversals of ECLs are recognized in net income, except for investments in equity instruments at FVOCI, in which all fair value movements are recognized in OCI.
6.2 Financing costs - net
Financing costs - net recognized in the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year ended December 31,
	2021	2020	2019
Interest expense	(357)	(477)	(695)
Interest income	79	56	88
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement (note 6.1.5)[2]	(44)	(143)	(320)
Accretion of defined benefit obligations and other long term liabilities	(164)	(325)	(405)
Net foreign exchange result	(155)	107	4
Other[1]	(514)	(474)	(324)
Total	(1,155)	(1,256)	(1,652)
1.Other mainly includes expenses related to true sale of receivables (“TSR”) programs and bank fees. In 2021, other also include 163 charges relating to an unfavorable court decision in an arbitration case against Sitrel (see note 9.3), 130 premiums and fees relating to the bonds early redeemed in 2021 (as compared to 120 and 71 in 2020 and 2019, respectively) and 61 charges relating to the early redemption of MCNs (see note 11.2). In 2020, other also includes 178 relating to renewal of mandatorily convertible bonds (see note 11.2).
2. The instrument related to the pellet purchase agreement was derecognized on December 9, 2020 see note 6.1.5.
6.3 Risk management policy
The Company's operations expose it to a variety of financial risks: interest rate risk, foreign exchange risk, liquidity risk and risks in fluctuations in prices of raw materials, freight, energy and CO2 emissions. The Company actively monitors and seeks to reduce volatility of these exposures through a diversity of financial instruments, where considered appropriate. The Company has formalized how it manages these risks within the Treasury and Financial Risk Management Policy, which has been approved by Management.
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

Consolidated financial statements 312
(millions of U.S. dollar, except share and per share data)
is met through a combination of equity, bonds and other long-term and short-term borrowings.
The Company monitors capital using a gearing ratio, being the ratio of net debt as a percentage of total equity.

	December 31,
	2021	2020
Total equity	51,344	40,237
Net debt (including nil and 21 cash and debt classified as held for sale as of December 31, 2021 and 2020 respectively)	4,030	6,380
Gearing	7.8%	15.9%
Interest rate risk
The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on refinancing of fixed rate debt. The Company's policy is to maintain a balance of fixed and floating interest rate borrowings, which is adjusted depending on the prevailing market interest rates and outlook. As at December 31, 2021, the long-term debt was comprised of 93% fixed rate debt and 7% variable rate debt (note 6.1.2). The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the borrowing. The Company and its counterparties exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.
Foreign exchange rate risk
The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations and depreciation in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, Polish Zloty, Kazakhstani tenge, South African rand, Mexican peso and Ukrainian hryvnia, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its financial position, cash flows and results of operations.
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
ArcelorMittal also faces foreign currency translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (note 6.1.4) and other items denominated in currencies other than the U.S. dollar, for inclusion in the consolidated financial statements. The Company manages translation risk arising from its investments in subsidiaries by monitoring the currency mix of the consolidated statements of financial position. The Company may enter into derivative transactions to hedge the residual exposure (see “Net investment hedge”).
The Company also uses derivative instruments at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk associated with certain monetary assets denominated in a foreign currency other than the functional currency.
Foreign currency sensitivity analysis
As of December 31, 2021, the Company is mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Kazakhstani tenge, South African rand, Mexican peso, Polish zloty, Argentine peso and Ukranian hryvnia against the U.S. dollar resulting from its trade payables and receivables.

	December 31, 2021
	Trade receivables	Trade payables
USD	1,386	5,579
EUR	1,822	6,219
BRL	778	633
CAD	132	464
KZT	83	52
ZAR	137	356
MXN	9	46
UAH	88	302
PLN	305	955
ARS	75	78
Other	328	409
Total	5,143	15,093
The sensitivity analysis carried out by the Company considers the effects on its trade receivables and trade payables of a 10%

313 Consolidated financial statements
increase or decrease between the relevant foreign currencies and the U.S. dollar.

	10% increase		10% decrease
	Trade receivables	Trade payables	Trade receivables	Trade payables
EUR	182	622	(182)	(622)
BRL	78	63	(78)	(63)
CAD	13	46	(13)	(46)
KZT	8	5	(8)	(5)
ZAR	14	36	(14)	(36)
MXN	1	5	(1)	(5)
UAH	9	30	(9)	(30)
PLN	31	96	(31)	(96)
ARS	8	8	(8)	(8)
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
The contractual maturities of the below financial liabilities include estimated loan repayments, interest payments and settlement of derivatives, excluding any impact of netting agreements. The cash flows are calculated based on market data as of December 31, 2021, and as such are sensitive to movements in mainly foreign exchange rates and interest rates. The cash flows are non-discounted, except for derivative financial liabilities where the cash flows equal their fair values.

Consolidated financial statements 314
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
	Carrying amount	Contractual Cash Flow	2022	2023	from 2024 to 2026	After 2026
Non-derivative financial liabilities
Bonds	(5,816)	(7,722)	(748)	(1,442)	(2,733)	(2,799)
Loans over 100	(735)	(1,030)	(373)	(88)	(196)	(373)
Trade and other payables	(15,093)	(15,098)	(15,098)	—	—	—
Other loans and leases	(1,850)	(2,104)	(1,027)	(225)	(375)	(477)
Total	(23,494)	(25,954)	(17,246)	(1,755)	(3,304)	(3,649)
Derivative financial liabilities
Foreign exchange contracts	(67)	(67)	(44)	(18)	(5)
Commodity contracts[1]	(307)	(307)	(270)	(18)	(13)	(6)
Total	(374)	(374)	(314)	(36)	(18)	(6)
1.Commodity contracts include base metals, freight, energy and emission rights.

	December 31, 2020
	Carrying amount	Contractual Cash Flow	2021	2022	from 2023 to 2025	After 2025
Non-derivative financial liabilities
Bonds	(7,888)	(10,307)	(616)	(851)	(5,135)	(3,705)
Loans over 100	(1,998)	(2,345)	(769)	(190)	(998)	(388)
Trade and other payables	(11,525)	(11,530)	(11,530)	—	—	—
Other loans and leases	(2,436)	(2,692)	(1,448)	(211)	(546)	(487)
Total	(23,847)	(26,874)	(14,363)	(1,252)	(6,679)	(4,580)
Derivative financial liabilities
Foreign exchange contracts	(170)	(170)	(149)	(13)	(8)	—
Commodity contracts[1]	(134)	(134)	(59)	(28)	(47)	—
Total	(304)	(304)	(208)	(41)	(55)	—
1.Commodity contracts include base metals, freight, energy and emission rights.

Cash flow hedges
The following tables present the periods in which the derivatives designated as cash flows hedges are expected to mature:

	December 31, 2021
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2023	After 2023
Foreign exchange contracts	4	2	2	3	(1)	(2)
Commodities	378	33	24	56	132	133
Emission rights	2,447	—	—	2,447	—	—
Total	2,829	35	26	2,506	131	131

315 Consolidated financial statements

	December 31, 2020
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2022	After 2022
Foreign exchange contracts	(37)	(29)	(31)	(21)	2	42
Commodities	(35)	—	1	6	(9)	(33)
Emission rights	405	89	—	129	187	—
Total	333	60	(30)	114	180	9
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

	December 31, 2021
	Cash flow hedge reserve[1]	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2023	After 2023
Foreign exchange contracts	(1)	(4)	2	3	(1)	(1)
Commodity contracts	302	22	29	40	110	101
Emission rights	1,786	13	13	44	56	1,660
Total	2,087	31	44	87	165	1,760
1.The cash flow hedge reserve balance as of December 31, 2021 includes 603 deferred gains for the Company's share of such reserves at its equity method investments, which are not included in the table above (30 as of December 31, 2020).

	December 31, 2020
	Cash flow hedge reserve[1]	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2022	After 2022
Foreign exchange contracts	(13)	3	1	(23)	2	4
Commodity contracts	(2)	2	2	8	4	(18)
Emission rights	214	15	15	33	81	70
Total	199	20	18	18	87	56
1.The cash flow hedge reserve balance as of December 31, 2020 also includes 30 deferred gains for the Company's share of such reserves at its equity method investments, which are not included in the table above (nil as of December 31, 2019).

Consolidated financial statements 316
(millions of U.S. dollar, except share and per share data)
The following tables summarize the effect of hedge accounting on ArcelorMittal’s consolidated statement of financial position, statement of comprehensive income and statement of changes in equity.

	December 31, 2021
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/forward/swap contracts	185	9	(2)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Foreign exchange risk - Option/forward/swap contracts	120	2	(5)	Other assets/Other long-term obligations
Price risk - Commodities forwards	872	325	(212)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards	1,321	299	(34)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	1,555	2,447	—	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Total		3,082	(253)
Current derivative assets classified as cash flow hedge		2,781
Other current derivative assets		204
Total current derivative assets (note 4.5)		2,985
Non-current derivative assets classified as cash flow hedge		301
Other non-current derivative assets		17
Total non-current derivative assets (note 4.6)		318
Current derivative liabilities classified as cash flow hedge			(214)
Other current derivative liabilities			(102)
Total current derivative liabilities (note 4.8)			(316)
Non-current derivative liabilities classified as cash flow hedge			(39)
Other non-current derivative liabilities			(19)
Total non-current derivative liabilities (note 9.2)			(58)

	December 31, 2021
Hedging Instruments	Cash flow hedge reserve at December 31, 2020	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve[1] at December 31, 2021
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	(13)	81	8	(77)	Sales	(1)
Price risk - Commodities Option/Forward contracts	(2)	398	(55)	(39)	Sales, Cost of sales	302
Price risk - Emission rights forwards	214	1,700	(128)	—	Cost of sales	1,786
Total	199	2,179	(175)	(116)		2,087
1.The cash flow hedge reserve balance as of December 31, 2021 also includes 603 deferred gains for the Company's share of such reserves at its equity method investments, which are not disclosed above.

317 Consolidated financial statements

	December 31, 2020
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	2,379	3	(84)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Foreign exchange risk - Option/Forward/Swap contracts	440	44	—	Other assets/Other long-term obligations
Price risk - Commodities forwards	459	22	(14)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards	971	32	(75)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	686	218	—	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Emission rights forwards	348	187	—	Other assets/Other long-term obligations
Total		506	(173)
Current derivative assets classified as cash flow hedge		243
Other current derivative assets		110
Total current derivative assets (note 4.5)		353
Non-current derivative assets classified as cash flow hedge		263
Other non-current derivative assets		61
Total non-current derivative assets (note 4.6)		324
Current derivative liabilities classified as cash flow hedge			(98)
Other current derivative liabilities			(110)
Total current derivative liabilities (note 4.8)			(208)
Non-current derivative liabilities classified as cash flow hedge			(75)
Other non-current derivative liabilities			(21)
Total non-current derivative liabilities (note 9.2)			(96)
.

	December 31, 2020
Hedging Instruments	Cash flow hedge reserve at December 31, 2019	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve[1] at December 31, 2020
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	31	(96)	35	17	Sales	(13)
Price risk - Commodities forwards[1]	(106)	(140)	241	3	Sales, Cost of sales	(2)
Price risk - Emission rights forwards	310	271	(367)	—	Cost of sales	214
Total	235	35	(91)	20		199
1.The cash flow hedge reserve balance as of December 31, 2020 also includes 30 deferred gains for the Company's share of such reserves at its equity method investments, which are not disclosed above

Consolidated financial statements 318
(millions of U.S. dollar, except share and per share data)
Net investment hedge
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€3,709 million as of December 31, 2021) as a hedge of certain euro denominated investments (€8,261 million as of December 31, 2021) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation of the euro/U.S dollar spot rate, which causes the amount of the net investments to vary. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate. As of December 31, 2021, the Company recognized 423 foreign exchange gain (597 foreign exchange loss as of December 31, 2020) arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve. The hedging instrument is categorized as Level 2.
Since 2014, the Company has periodically hedged a part of its euro denominated net investments via euro/U.S. dollar cross currency swaps ("CCS"). These CCS, all of which have been unwound, were designated as net investment hedges.
The following tables summarizes the historical gain/loss that will be recycled to the consolidation statements of operations when the hedged assets are disposed of.

	December 31, 2021						1
Date traded	Date maturity /unwound		Notional	OCI gross	Deferred tax	OCI net of deferred tax
December, 2014	January, 2016		375	83	(24)	59
May, 2015	March, 2020	'[2]	500	11	(3)	8
May, 2015	July, 2019		500	(16)	5	(11)
March, 2018	June, 2018		100	8	(2)	6
April, 2019	November, 2019		200	11	(3)	8
Total				97	(27)	70
1.In 2021, the Company did not designate any new CCS as net investment hedge.
2. On March 25, 2020 and March 26, 2020, the Company unwound euro/U.S. dollar CCS with a notional of 300 and 200, respectively, which were entered into on May 27, 2015 and designated as a net investment hedge of a euro denominated net investment in foreign operations amounting to €459. A deferred gain of 8, net of tax, was recorded in other comprehensive income and it will be recycled to the consolidation statements of operations when the hedged assets are disposed of.

	December 31, 2021
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2021	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	—	—	—	N/a	—	N/a	70
Foreign exchange risk - EUR debt	4,204	—	(4,201)	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	N/a	308
Total	4,204	—	(4,201)		—		378

319 Consolidated financial statements

	December 31, 2020
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2020	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	—	—	—	N/a	—	N/a	70
Foreign exchange risk - EUR debt	6,335	—	(6,327)	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	N/a	(10)
Total	6,335	—	(6,327)		—		60
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
Fair values of raw material, freight, energy and emission rights instruments categorized as Level 2 are as follows:

	December 31,
	2021	2020
Base metals	27	7
Freight	5	—
Energy (oil, gas, electricity)	350	(36)
Emission rights	2,443	407
Total	2,825	378

Derivative assets associated with raw materials, energy, freight and emission rights	3,132	512
Derivative liabilities associated with raw materials, energy, freight and emission rights	(307)	(134)
Total	2,825	378
ArcelorMittal consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index, the Steel Index and Platts Index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are mainly related to the New York Mercantile Exchange energy index (NYMEX) and the European Energy Exchange (EEX) power indexes). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contracts. In accordance with its risk management policy, ArcelorMittal hedges a part of its exposure related to raw materials procurements.
Emission rights
Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, as amended by the European Directive 2009/29/EC of April 23, 2009, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (mainly forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2021 and 2020, the Company had a net notional position of 1,555 with a net positive fair value of 2,443 and a net notional position of 1,035 with a net positive fair value of 407, respectively.
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

Consolidated financial statements 320
(millions of U.S. dollar, except share and per share data)
Sensitivity analysis
Foreign currency sensitivity
The following tables detail the Company’s derivative financial instruments' sensitivity to a 10% strengthening and a 10% weakening in the U.S. dollar against the euro. A positive number indicates an increase in profit or loss and other equity, where a negative number indicates a decrease in profit or loss and other equity.
The sensitivity analysis includes the Company’s complete portfolio of foreign currency derivatives outstanding. The impact on the non euro derivatives reflects the estimated move of such currency pairs, when the U.S. dollar appreciates or depreciates 10% against the euro, based on computations of correlations in the foreign exchange markets in 2021 and 2020.

	December 31, 2021
	Income (loss)	Other Equity
10% strengthening in U.S. dollar	18	(10)
10% weakening in U.S. dollar	(30)	11

	December 31, 2020
	(loss) Income	Other Equity
10% strengthening in U.S. dollar	(60)	196
10% weakening in U.S. dollar	64	(202)
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

	December 31, 2021
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	36	—
100 bp decrease	(36)	—

	December 31, 2020
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	40	—
100 bp decrease	(40)	—
1.See note 6.1.4 for a description of net debt (including fixed and floating portion).
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

	December 31, 2021
	Income (loss)	Other Equity Cash Flow Hedging Reserves
'+10% in prices
Base Metals	2	33
Iron Ore	—	1
Freight	—	—
Emission rights	—	401
Energy	1	165
'-10% in prices
Base Metals	(2)	(33)
Iron Ore	—	(1)
Freight	—	—
Emission rights	—	(401)
Energy	(1)	(165)

	December 31, 2020
	Income (loss)	Other Equity Cash Flow Hedging Reserves
'+10% in prices
Base Metals	2	10
Iron Ore	—	(1)
Freight	—	3
Emission rights	—	145
Energy	—	82
'-10% in prices
Base Metals	(2)	(10)
Iron Ore	—	1
Freight	—	(3)
Emission rights	—	(145)
Energy	—	(82)
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

321 Consolidated financial statements
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
Balances for the Company’s lease activities are summarized as follows:

	As at December 31, 2021	As at December 31, 2020
Lease liabilities	880	815
Right of-use assets:
Land, buildings and improvements	729	761
Machinery, equipment and others	343	278
Total right-of-use assets	1,072	1,039

	Year ended December 31, 2021	Year ended December 31, 2020
Depreciation and impairment charges:
Land, buildings and improvements	120	114
Machinery, equipment and others	70	101
Total depreciation and impairment charges	190	215

Other lease related expenses:
Interest expense on lease liabilities	33	66
Expenses of short-term leases	79	134
Expenses of leases of low-value assets	65	61
Expenses related to variable lease payments not included in the measurement of lease liabilities	86	73

Additions to right-of-use assets	313	233
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	199	242
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

Consolidated financial statements 322
(millions of U.S. dollar, except share and per share data)
The maturity analysis of the lease liabilities as of December 31, 2021 and December 31, 2020, is as follows:

				December 31, 2021
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	222	254	152	836	1,464

				December 31, 2020
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	217	265	156	778	1,416
Expenses for variable lease payments relate to rental fees that vary based on the actual level of activities or performance of the underlying leased assets such as a percentage of sales of the Company's goods through certain leased commercial warehouses and fixed rental fees per actual unit of output produced or transported by the leased assets.
An estimation of the future cash outflows to which the Company is potentially exposed in relation to those contracts involving variable lease payments, which are not reflected in the measurement of lease liabilities as of December 31, 2021 and December 31, 2020, is as follows:

					December 31, 2021
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	79	140	84	119	422

					December 31, 2020
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	58	99	68	123	348
Also, some of the Company's lease contracts have extension and/or termination options as well as residual value guarantees whose amounts are not reflected in the measurement of the lease liabilities as of December 31, 2021 and December 31, 2020. The potential addition/(reduction) in future cash outflows to which the Company is exposed in case such options are exercised or the guarantees required are as shown in the table below:

				December 31, 2021
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	1	2	—	1	4
Potential termination options	—	(1)	—	—	(1)
Potential residual value guarantees	—	1	2	4	7

				December 31, 2020
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	1	1	—	1	3
Potential termination options	(1)	—	—	—	(1)
Potential residual value guarantees	1	1	2	3	7
Undiscounted amounts related to lease contracts not yet commenced and therefore not included in the recognized lease liabilities as of December 31, 2021 and December 31, 2020, to which the Company is committed are described below:

323 Consolidated financial statements

				December 31, 2021
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	2	7	8	55	72

				December 31, 2020
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	2	6	9	51	68
There were neither income from subleasing right-of-use assets nor gains or losses from sales and leaseback for the years ended December 31, 2021 and December 31, 2020.
NOTE 8: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS
8.1 Employees and key management personnel
As of December 31, 2021, 2020 and 2019, ArcelorMittal had approximately 158,000, 168,000 and 191,000 employees, respectively, and the total annual compensation of ArcelorMittal’s employees in 2021, 2020 and 2019 was as follows:

	Year ended December 31,
Employee Information	2021	2020	2019
Wages and salaries	6,707	7,681	8,380
Defined benefits cost (see note 8.2)	117	260	201
Other staff expenses	1,166	1,405	1,668
Total	7,990	9,346	10,249
The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, expensed in 2021, 2020 and 2019 was as follows:

	Year ended December 31,
	2021	2020	2019
Base salary and directors fees	10	7	8
Short-term performance-related bonus	12	3	9
Post-employment benefits	2	1	1
Share-based payments	7	4	—
The fair value of the shares allocated based on Restricted Share Unit (“RSU”) and Preference Share Unit (“PSU”) plans to ArcelorMittal’s key management personnel was recorded as an expense in the consolidated statements of operations over the relevant vesting periods.
As of December 31, 2021, 2020 and 2019, ArcelorMittal did not have any outstanding loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2021, 2020 and 2019, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.
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

Consolidated financial statements 324
(millions of U.S. dollar, except share and per share data)
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
Termination plans are those plans that primarily correspond to terminating an employee’s contract usually following the decision of the employee before the normal retirement date. Liabilities for termination plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to long-term termination plans (like early retirement plans) are calculated annually on the basis of the number of employees that have taken or contractually agreed to take early retirement and are discounted using an interest rate that corresponds to that of high quality bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Provisions for social plans are recorded in connection with voluntary separation plans. Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. The Company recognizes a liability and expense when it can no longer withdraw the offer or, if earlier, when it has a detailed formal plan which has been communicated to employees or their representatives.
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
Statements of Financial Position
Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2021	2020
Pension plan benefits	2,334	3,000
Other post-employment benefits and other long-term employee benefits ("OPEB")	1,184	1,432
Termination benefits	191	173
Defined benefit liabilities	3,709	4,605
Provisions for social plans (non-current)	63	51
Total	3,772	4,656
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

325 Consolidated financial statements
other long-term employee benefits as defined in IAS 19;
•termination benefits, which relate to provisions for long term termination benefits as defined in IAS 19 (e.g. early retirement benefits); and
•provisions for social plans (non-current) which relate to provisions for social plans in restructuring provisions as required by IAS 37, including a provision of 55 related to early retirement scheme in Spain recognized in cost of sales.
The provisions for termination benefits relate to European countries (Belgium, Spain, Germany and Luxembourg).
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
ArcelorMittal Long Products Canada entered into a six-year collective labor agreement ("CLA") during the third quarter of 2014 with its Contrecoeur-West union group. The defined benefit plan was closed to new hires. A new defined contribution type arrangement was established for new hires. This collective labor agreement was renewed during the third quarter of 2020 for six years under similar conditions. The six-year labor agreement ratified in February 2016, covering Contrecoeur East and Longueuil facilities remains valid until January 31, 2022. The positive vote of the workers assembly on February 27, 2022 concluded the CLA negotiations for a new six-year CLA ending the labor dispute which began on February 2, 2022. It ensured a return to normal operations at the Contrecoeur East and Longueuil facilities on February 28, 2022.
In 2020, ArcelorMittal Long Products Canada entered into a buy-in transaction for some of its fully funded pension plans representing 112 in liabilities.
Brazil
The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions. On December 28, 2018, the Brazilian Autarchy that oversees pension funds called PREVIC (Complementary Pension National Superintendence) approved a planned settlement of the major defined benefit plans. The transaction was completed in 2019 and reduced the defined benefit obligation by 169 and the fair value of the plan asset by 143. The settlement gain of 26 was recognized in cost of sales and selling, general and administrative expenses.
Europe
Certain European operating subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees. Benefits are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have

Consolidated financial statements 326
(millions of U.S. dollar, except share and per share data)
been closed to new entrants and replaced by defined contribution pension plans for active members financed by employer and employee contributions.
As from December 2015 new Belgian legislation modifies the minimum guaranteed rates of return applicable to Belgian defined contribution plans. For insured plans, the rates of 3.25% on employer contributions and 3.75% on employee contributions will continue to apply to the accumulated pre-2016 contributions. For contributions paid as from January 1, 2016, a new variable minimum guaranteed rate of return applies. From 2016 through 2021, the minimum guaranteed rate of return was 1.75% and this is also the best estimate for 2022. Due to the statutory minimum guaranteed return, Belgian defined contribution plans do not meet the definition of defined contribution plans under IFRS. Therefore, the Belgian defined contribution plans are classified as defined benefit plans.
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

327 Consolidated financial statements
The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets, irrecoverable surplus and statements of financial position.

	Year ended December 31, 2021
	Total	United States	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	7,604	39	3,590	517	3,173	285
Current service cost	105	1	29	—	69	6
Interest cost on DBO	162	1	89	33	17	22
Past service cost - Plan amendments	31	—	28	—	3	—
Plan participants’ contribution	1	—	—	—	1	—
Settlements	(5)	—	(4)	(1)	—	—
Actuarial (gain) loss	(509)	(4)	(216)	(83)	(173)	(33)
Demographic assumptions	9	—	—	10	(1)	—
Financial assumptions	(364)	(3)	(207)	(103)	(13)	(38)
Experience adjustment	(154)	(1)	(9)	10	(159)	5
Benefits paid	(428)	(3)	(219)	(31)	(148)	(27)
Foreign currency exchange rate differences and other movements	(222)	—	9	(37)	(191)	(3)
Benefit obligation at end of the period	6,739	34	3,306	398	2,751	250

Change in plan assets
Fair value of plan assets at beginning of the period	4,654	45	3,167	435	1,007	—
Interest income on plan assets	108	1	76	26	5	—
Return on plan assets greater (less) than discount rate	41	(4)	103	(25)	(33)	—
Employer contribution	72	—	29	—	43	—
Plan participants’ contribution	1	—	—	—	1	—
Settlements	(5)	—	(4)	(1)	—	—
Benefits paid	(313)	(3)	(218)	(31)	(61)	—
Foreign currency exchange rate differences and other movements	(62)	—	10	(28)	(44)	—
Fair value of plan assets at end of the period	4,496	39	3,163	376	918	—

Present value of the wholly or partly funded obligation	(5,222)	(32)	(3,291)	(398)	(1,501)	—
Fair value of plan assets	4,496	39	3,163	376	918	—
Net present value of the wholly or partly funded obligation	(726)	7	(128)	(22)	(583)	—
Present value of the unfunded obligation	(1,517)	(2)	(15)	—	(1,250)	(250)
Prepaid due to unrecoverable surpluses	(33)	—	(28)	(2)	(3)	—
Net amount recognized	(2,276)	5	(171)	(24)	(1,836)	(250)

Net assets related to funded obligations	58	7	47	—	4	—
Recognized liabilities	(2,334)	(2)	(218)	(24)	(1,840)	(250)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(27)	—	(23)	(1)	(3)	—
Interest cost on unrecoverable surplus	(1)	—	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	(5)	—	(4)	(1)	—	—
Unrecoverable surplus at end of the period	(33)	—	(28)	(2)	(3)	—

Consolidated financial statements 328
(millions of U.S. dollar, except share and per share data)

	Year ended December 31, 2020
	Total	United States	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	10,629	3,505	3,360	664	2,830	270
Current service cost	129	28	25	—	64	12
Interest cost on DBO	279	95	96	36	29	23
Past service cost - Plan amendments	8	1	3	—	4	—
Past service cost - Curtailments	2	2	—	—	—	—
Plan participants’ contribution	1	—	—	—	1	—
Actuarial (gain) loss	705	237	250	(3)	185	36
Demographic assumptions	(32)	(32)	—	—	—	—
Financial assumptions	795	286	276	5	214	14
Experience adjustment	(58)	(17)	(26)	(8)	(29)	22
Benefits paid	(693)	(279)	(206)	(32)	(149)	(27)
Divestments (note 2.3.1)	(3,550)	(3,550)	—	—	—	—
Foreign currency exchange rate differences and other movements	94	—	62	(148)	209	(29)
Benefit obligation at end of the period	7,604	39	3,590	517	3,173	285

Change in plan assets
Fair value of plan assets at beginning of the period	7,395	2,881	3,021	576	917	—
Interest income on plan assets	192	69	84	31	8	—
Return on plan assets greater (less) than discount rate	444	209	188	(12)	59	—
Employer contribution	64	2	21	1	40	—
Plan participants’ contribution	1	—	—	—	1	—
Plan amendments	2	2	—	—	—	—
Benefits paid	(579)	(276)	(205)	(32)	(66)	—
Divestments (note 2.3.1)	(2,842)	(2,842)	—	—	—	—
Foreign currency exchange rate differences and other movements	(23)	—	58	(129)	48	—
Fair value of plan assets at end of the period	4,654	45	3,167	435	1,007	—

Present value of the wholly or partly funded obligation	(5,831)	(37)	(3,575)	(517)	(1,702)	—
Fair value of plan assets	4,654	45	3,167	435	1,007	—
Net present value of the wholly or partly funded obligation	(1,177)	8	(408)	(82)	(695)	—
Present value of the unfunded obligation	(1,773)	(2)	(15)	—	(1,471)	(285)
Prepaid due to unrecoverable surpluses	(27)	—	(23)	(1)	(3)	—
Net amount recognized	(2,977)	6	(446)	(83)	(2,169)	(285)

Net assets related to funded obligations	23	8	11	—	4	—
Recognized liabilities	(3,000)	(2)	(457)	(83)	(2,173)	(285)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(30)	—	(25)	(2)	(3)	—
Interest cost on unrecoverable surplus	(1)	—	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	4	—	3	1	—	—
Unrecoverable surplus at end of the period	(27)	—	(23)	(1)	(3)	—

329 Consolidated financial statements

The following tables detail the components of net periodic pension cost:

	Year ended December 31, 2021
Net periodic pension cost (income)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	105	1	29	—	69	6
Past service cost - Plan amendments	31	—	28	—	3	—
Net interest cost (income) on net DB liability (asset)	55	—	14	7	12	22
Total	191	1	71	7	84	28

	Year ended December 31, 2020
Net periodic pension cost (income)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	129	28	25	—	64	12
Past service cost - Plan amendments	6	(1)	3	—	4	—
Past service cost - Curtailments	2	2	—	—	—	—
Net interest cost/(income) on net DB liability (asset)	88	26	13	5	21	23
Total	225	55	41	5	89	35

	Year ended December 31, 2019
Net periodic pension cost (income)	Total	United States	Canada	Brazil	Europe	Others
Current service cost	114	26	21	—	58	9
Past service cost - Plan amendments	4	—	—	2	2	—
Past service cost - Settlements	(26)	—	—	(26)	—	—
Net interest cost (income) on net DB liability (asset)	112	35	19	4	32	22
Total	204	61	40	(20)	92	31
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
In April 2021, ArcelorMittal Poland and trade unions reached an agreement on the new CLA. The parties agreed a ten-year transition period for retirement benefits and jubilee awards. At the end of the transition period, in 2031, ArcelorMittal Poland will pay the retirement benefits based on the labor code. In June 2021, the CLA was registered by the National Labor Inspectorate in Poland and accordingly ArcelorMittal Poland recognized total plan amendment and curtailment gain of 51 in cost of sales.

Consolidated financial statements 330
(millions of U.S. dollar, except share and per share data)
Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

	Year ended December 31, 2021
	Total	United States	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	1,438	28	742	590	78
Current service cost	9	—	(1)	7	3
Interest cost on DBO	25	1	18	2	4
Past service cost - Plan amendments	(57)	—	1	(58)	—
Past service cost - Curtailments	(7)	—	—	(7)	—
Actuarial (gain) loss	(111)	(1)	(66)	(43)	(1)
Demographic assumptions	(1)	—	(2)	1	—
Financial assumptions	(66)	—	(55)	(5)	(6)
Experience adjustment	(44)	(1)	(9)	(39)	5
Benefits paid	(82)	(1)	(34)	(44)	(3)
Foreign currency exchange rate differences and other movements	(25)	—	1	(24)	(2)
Benefit obligation at end of the period	1,190	27	661	423	79

Change in plan assets
Fair value of plan assets at beginning of the period	6	—	—	6	—
Return on plan assets greater than discount rate	1	—	—	1	—
Benefits paid	(1)	—	—	(1)	—
Fair value of plan assets at end of the period	6	—	—	6	—

Present value of the wholly or partly funded obligation	(29)	—	—	(29)	—
Fair value of plan assets	6	—	—	6	—
Net present value of the wholly or partly funded obligation	(23)	—	—	(23)	—
Present value of the unfunded obligation	(1,161)	(27)	(661)	(394)	(79)
Net amount recognized	(1,184)	(27)	(661)	(417)	(79)

331 Consolidated financial statements

	Year ended December 31, 2020
	Total	United States	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	4,294	2,976	688	546	84
Current service cost	85	44	10	27	4
Interest cost on DBO	122	91	19	7	5
Past service cost - Plan amendments	(1)	—	(1)	—	—
Past service cost - Curtailments	3	3	—	—	—
Plan participants’ contribution	23	23	—	—	—
Actuarial (gain) loss	113	46	41	26	—
Demographic assumptions	(39)	(39)	—	—	—
Financial assumptions	266	170	54	37	5
Experience adjustment	(114)	(85)	(13)	(11)	(5)
Benefits paid	(208)	(131)	(30)	(37)	(10)
Divestments (note 2.3.1)	(3,024)	(3,024)	—	—	—
Foreign currency exchange rate differences and other movements	31	—	15	21	(5)
Benefit obligation at end of the period	1,438	28	742	590	78

Change in plan assets
Fair value of plan assets at beginning of the period	502	496	—	6	—
Interest income on plan assets	12	12	—	—	—
Return on plan assets greater/(less) than discount rate	11	11	—	—	—
Employer contribution	(32)	(32)	—	—	—
Plan participants’ contribution	23	23	—	—	—
Benefits paid	(22)	(21)	—	(1)	—
Divestments (note 2.3.1)	(489)	(489)	—	—	—
Foreign currency exchange rate differences and other movements	1	—	—	1	—
Fair value of plan assets at end of the period	6	—	—	6	—

Present value of the wholly or partly funded obligation	(34)	—	—	(34)	—
Fair value of plan assets	6	—	—	6	—
Net present value of the wholly or partly funded obligation	(28)	—	—	(28)	—
Present value of the unfunded obligation	(1,404)	(28)	(742)	(556)	(78)
Net amount recognized	(1,432)	(28)	(742)	(584)	(78)

Consolidated financial statements 332
(millions of U.S. dollar, except share and per share data)
The following tables detail the components of net periodic other post-employment cost:

	Year ended December 31, 2021
Components of net periodic OPEB cost (income)	Total	United States	Canada	Europe	Others
Current service cost	9	—	(1)	7	3
Past service cost - Plan amendments	(57)	—	1	(58)	—
Past service cost - Curtailments	(7)	—	—	(7)	—
Net interest cost (income) on net DB liability (asset)	25	1	18	2	4
Actuarial gain recognized during the year	(14)	—	(1)	(13)	—
Total	(44)	1	17	(69)	7

	Year ended December 31, 2020
Components of net periodic OPEB cost (income)	Total	United States	Canada	Europe	Others
Current service cost	85	44	10	27	4
Past service cost - Plan amendments	(1)	—	(1)	—	—
Past service cost - Curtailments	3	3	—	—	—
Net interest cost (income) on net DB liability (asset)	110	79	19	7	5
Actuarial losses recognized during the year	8	—	—	8	—
Total	205	126	28	42	9

	Year ended December 31, 2019
Components of net periodic OPEB cost (income)	Total	United States	Canada	Europe	Others
Current service cost	80	40	9	28	3
Net interest cost (income) on net DB liability (asset)	143	104	22	11	6
Actuarial losses recognized during the year	8	—	—	8	—
Total	231	144	31	47	9
The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year ended December 31,
	2021	2020	2019
Net periodic pension cost	191	225	204
Net periodic OPEB cost	(44)	205	231
Total	147	430	435

Cost of sales	72	189	142
Selling, general and administrative expenses	9	34	30
Financing costs - net	66	207	263
Total	147	430	435

333 Consolidated financial statements
Plan Assets
The weighted-average asset allocations for the funded defined benefit plans by asset category were as follows:

	December 31, 2021
	Canada	Brazil	Europe
Equity Securities	35%	6%	1%
- Asset classes that have a quoted market price in an active market	27%	3%	1%
- Asset classes that do not have a quoted market price in an active market	8%	3%	—
Fixed Income Securities (including cash)	53%	87%	69%
- Asset classes that have a quoted market price in an active market	49%	87%	69%
- Asset classes that do not have a quoted market price in an active market	4%	—	—
Real Estate	7%	1%	—
- Asset classes that have a quoted market price in an active market	—	—	—
- Asset classes that do not have a quoted market price in an active market	7%	1%	—
Other	5%	6%	30%
- Asset classes that have a quoted market price in an active market	—	6%	8%
- Asset classes that do not have a quoted market price in an active market	5%	—	22%	'[1]
Total	100%	100%	100%

	December 31, 2020
	Canada	Brazil	Europe
Equity Securities	47%	6%	1%
- Asset classes that have a quoted market price in an active market	39%	3%	1%
- Asset classes that do not have a quoted market price in an active market	8%	3%	—
Fixed Income Securities (including cash)	46%	77%	72%
- Asset classes that have a quoted market price in an active market	42%	77%	72%
- Asset classes that do not have a quoted market price in an active market	4%	—	—
Real Estate	6%	1%	—
- Asset classes that have a quoted market price in an active market	—	1%	—
- Asset classes that do not have a quoted market price in an active market	6%	—	—
Other	1%	16%	27%
- Asset classes that have a quoted market price in an active market	—	16%	5%
- Asset classes that do not have a quoted market price in an active market	1%	—	22%	'[1]
Total	100%	100%	100%
1.The percentage consists primarily of assets from insurance contracts in Belgium.

These assets do not include direct investments in ArcelorMittal stock or ArcelorMittal bonds. They may include ArcelorMittal shares or bonds held by mutual fund investments. The invested assets produced an actual return of 150 and 659 in 2021 and 2020, respectively.
The Finance and Retirement Committees of the Boards of Directors for the respective operating subsidiaries have general supervisory authority over the respective trust funds. These committees usually establish, monitor and review asset allocation targets for the respective funds. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within agreed upon control ranges. The established targets observed as of December 31, 2021 are as described below:

Consolidated financial statements 334
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
	Canada	Brazil	Europe
Equity Securities	35%	6%	2%
Fixed Income Securities (including cash)	55%	87%	68%
Real Estate	5%	1%	—
Other	5%	6%	30%	'[1]
Total	100%	100%	100%
1.The percentage consists primarily of assets from insurance contracts in Belgium.

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2021	2020	2019	2021	2020	2019
Discount rate
Range	1.00% - 11.00%	0.50% - 10.00%	1.00% - 10.50%	1.00% - 7.95%	0.50% - 6.20%	1.00% - 7.25%
Weighted average	2.75%	2.13%	2.90%	2.65%	1.84%	3.06%
Rate of compensation increase
Range	2.00% - 10.00%	1.72% - 10.00%	1.90% - 10.00%	2.00% - 4.80%	1.30% - 4.80%	1.60% - 4.80%
Weighted average	2.87%	2.71%	2.80%	3.14%	2.85%	2.95%

	Other Post-employment Benefits
	2021	2020	2019
Healthcare cost trend rate assumed
Range	1.30% - 4.50%	1.40% - 4.50%	1.80% - 5.00%
Weighted average	3.95%	3.94%	4.42%
Cash contributions and maturity profile of the plans
In 2022, the Company expects its cash contributions to amount to 157 for pension plans, 65 for other post-employment benefits plans and 148 for defined contribution plans. In 2021 and 2020, cash contributions to defined contributions plans were 78 and 88, respectively.
In 2020, cash contributions to United States multi-employer plans sponsored by the Company were 65, until December 9, 2020, date of sale of ArcelorMittal USA (see note 2.3.1).
At December 31, 2021 and December 31, 2020, the weighted average duration of liabilities related to pension and other post-employment benefits plans were 13 years and 13 years and 14 years and 13 years, respectively.
Risks associated with defined benefit plans
Through its defined benefit pension plans and OPEB plans, ArcelorMittal is exposed to a number of risks, the most significant of which are detailed below:
Changes in bond yields
An increase in corporate bond yields will decrease plan liabilities, however it will decrease simultaneously the value of the plans’ bond holdings.
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

335 Consolidated financial statements
Life expectancy
Most plans provide benefits for the life of the covered members, so increases in life expectancy will result in an increase in the plans’ benefit obligations.
Assumptions regarding future mortality rates have been set considering published statistics and, where possible, ArcelorMittal’s own experience.
The current longevity at retirement underlying the values of the defined benefit obligation was approximately 23 years.
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
Sensitivity analysis
The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2021, the defined benefit obligation for pension plans was 6,739):

	Effect on 2022 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2021 DBO
Change in assumption
100 basis points decrease in discount rate	(27)	955
100 basis points increase in discount rate	21	(764)
100 basis points decrease in rate of compensation	(14)	(182)
100 basis points increase in rate of compensation	15	182
1 year increase of the expected life of the beneficiaries	6	192
The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2021 the defined benefit obligation for post-employment benefit plans was 1,190):

	Effect on 2022 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect on December 31, 2021 DBO
Change in assumption
100 basis points decrease in discount rate	(1)	179
100 basis points increase in discount rate	1	(142)
100 basis points decrease in healthcare cost trend rate	(5)	(83)
100 basis points increase in healthcare cost trend rate	6	104
1 year increase of the expected life of the beneficiaries	1	28
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

Consolidated financial statements 336
(millions of U.S. dollar, except share and per share data)
Stock Option Plans
Prior to the May 2011 annual general meeting of shareholders ("AGM") adoption of the ArcelorMittal Equity Incentive Plan described below, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.
Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittal Shares plan that expired in 2009), ArcelorMittal may grant options to purchase common shares to senior management of ArcelorMittal and its associates for up to 33,333,333 common shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of ten years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance ("ARCG") Committee (formerly ARCGS Committee), or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

Grant date	Exercise prices (per option)
August 2010	$91.98
No options were granted during the years ended December 31, 2021, 2020, and 2019. The compensation expense recognized for stock option plans was nil for each of the years ended December 31, 2021, 2020 and 2019.
Option activity with respect to ArcelorMittal Shares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2021, 2020 and 2019:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2018	1,989,375	91.98 – 109.14	100.33
Expired	(1,084,985)	91.98 – 109.14	107.29
Outstanding, December 31, 2019	904,390	91.98	91.98
Expired	(904,390)	91.98	91.98
Outstanding, December 31, 2020	—	—	—

Exercisable, December 31, 2019	904,390	91.98	91.98
Exercisable, December 31, 2020	—	—	—
Exercisable, December 31, 2021	—	—	—
There were no stock options of the Company outstanding as of December 31, 2021.
ArcelorMittal Equity Incentive Plan
On May 10, 2011, the AGM approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees (including Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees.
The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria (such as return on capital employed ("ROCE"), total shareholders return ("TSR"), earnings per share ("EPS"), environmental, social and governance ("ESG") and gap to competition) over a three-year period from the date of the PSU grant. The employees eligible to receive PSUs are a sub-set of the group of employees eligible to receive RSUs.
RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to eligible employees. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the Company.
The maximum number of PSUs (and RSUs) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the AGM. The 2019, 2020 and 2021 Caps for the number of PSUs/RSUs that may be allocated to the Executive Office and other retention and performance based grants below the Executive Office level, were approved at the AGMs on May 7, 2019, June 13, 2020 and June 8, 2021, respectively, at a maximum of 2,500,000 shares, 4,250,000 shares and 3,500,000 shares, respectively.
In 2020, 316,684 RSUs were granted as a special grant with a one year vesting period to compensate salary reduction in 2020 contingent upon the continued active employment of the eligible employee within the Company until the vesting date i.e. December 14, 2021.

337 Consolidated financial statements
Conditions of the 2021 grant were as follows:

		Executive office				Executive Officers
2021 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target				Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% median	≥120% median		TSR vs. peer group (40%)		100% weighted average	≥120% weighted average
		Vesting percentage	50%	100%		Vesting percentage		100%	150%
						Gap to competition (40%)		100% of target	120% of target
		ESG (30%)		100% of target		Vesting percentage		100%	150%
						ESG	(20%)	100% of target	120% of target
		Vesting percentage		100%				100%	150%
					●	RSUs with a three year vesting period
					●	RSUs with a two year vesting period
Awards made in previous financial years which have not yet reached the end of the vesting period
ArcelorMittal's Equity Incentive Plan for senior management including Executive Officers follows the Company's strategy.
In 2016, in order to ensure achievement of the Action 2020 plan, ArcelorMittal made a special grant (“Special Grant”) to qualifying employees (including Executive Officers), instead of the standard grant. The value of the Special Grant at grant date is based generally on a specified percentage of the base salary depending on the position of the employee at grant date. The vesting is subject to continued active employment within the ArcelorMittal group and to yearly performance of ROCE targets and other strategic objectives within the business units.
In addition to the 2021 grant, the summary of outstanding plans as of December 31, 2021 is as follows:

Executive office
2016 Special Grant	●	PSUs with a five year performance period, 50% vesting after three year performance period and 50% after additional two year performance period
	●	Performance criteria: 50% TSR (½ vs. S&P 500 and ½ vs. peer group) and 50% EPS vs. peer group
	●	Value at grant: 150% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:
			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance
		Vesting percentage	50%	100%

Consolidated financial statements 338
(millions of U.S. dollar, except share and per share data)

	Executive office				Executive officers
2018 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE		100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%

	Executive office				Executive officers
2019 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE		100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%

	Executive office				Executive officers
2020 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR/EPS vs. peer group	100% median	≥120% median
						Vesting percentage	50%	100%
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%		Vesting percentage	0%	100%

					●	RSUs with a three year vesting period

					●	RSUs with a one year vesting period

339 Consolidated financial statements
The following table summarizes the Company’s share unit plans outstanding as of December 31, 2021:

At Grant date						Number of shares issued as of December 31, 2021
Grant date	Type of plan	Number of shares	Number of beneficiaries	Maturity	Fair value per share	Shares outstanding	Shares forfeited	Shares exited
December 16, 2021	RSU	729,250	658	December 16, 2024	32.66	729,250	—	—
December 16, 2021	PSU	575,400	244	January 1, 2025	28.29	575,400	—	—
December 16, 2021	Executive Office	109,143	2	January 1, 2025	27.20	109,143	—	—
May 7, 2021	RSU	350,000	189	May 7, 2023	32.55	336,500	12,194	1,306
December 14, 2020	RSU	1,074,600	656	December 14, 2023	21.15	1,029,200	41,628	3,772
December 14, 2020	PSU	714,250	235	January 1, 2024	19.74	687,250	27,000	—
December 14, 2020	Executive Office	148,422	2	January 1, 2024	18.19	148,422	—	—
December 16, 2019	PSU	1,760,350	517	January 1, 2023	18.57	1,381,750	202,850	175,750
December 16, 2019	Executive Office	172,517	2	January 1, 2023	14.89	172,517	—	—
December 20, 2018	PSU	1,358,750	524	January 1, 2022	21.31	943,200	293,300	122,250
December 20, 2018	Executive Office	134,861	2	January 1, 2022	16.58	134,861	—	—
June 30, 2016	Executive Office	153,268	2	January 1, 2022	16.62	153,268	—	—
Total		7,280,811			$14.89 – $32.66	6,400,761	576,972	303,078
The compensation expense recognized for PSUs was 35, 30 and nil for the years ended December 31, 2021, 2020 and 2019.
Share unit plan activity is summarized below as of and for each year ended December 31, 2021, 2020 and 2019:

	RSUs		PSUs
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2018	—	—	9,370,460	15.34
Granted [1]	—	—	2,018,176	17.96
Exited	—	—	(2,677,011)	13.49
Forfeited	—	—	(1,239,569)	14.25
Outstanding, December 31, 2019	—	—	7,472,056	16.76
Granted	1,391,284	21.15	862,672	19.47
Exited	—	—	(658,141)	16.86
Forfeited	—	—	(526,420)	15.48
Outstanding, December 31, 2020	1,391,284	21.15	7,150,167	17.18
Granted	1,079,250	32.62	684,543	28.12
Exited	(315,699)	21.20	(613,385)	14.04
Forfeited	(59,885)	23.47	(2,915,514)	15.37
Outstanding, December 31, 2021	2,094,950	26.99	4,305,811	20.58
1.Including 85,309 over-performance shares granted for the targets achievement of the PSU grant December 18, 2015.
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

Consolidated financial statements 340
(millions of U.S. dollar, except share and per share data)
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

341 Consolidated financial statements
judgments that have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
9.1 Provisions

	Balance at December 31, 2020	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2021
Environmental	661	47	(65)	(48)	595
Emission obligations	571	606	(565)	(120)	492
Asset retirement obligations	397	20	(5)	(15)	397
Site restoration	309	25	(93)	(21)	220
Staff related obligations	127	40	(31)	(16)	120
Voluntary separation plans	55	13	(27)	(10)	31
Litigation and other (see note 9.3)	269	143	(70)	(19)	323
Tax claims	62	32	(10)	(5)	79
Other legal claims	207	111	(60)	(14)	244
Commercial agreements and onerous contracts	25	4	(5)	(1)	23
Other	218	278	(112)	(23)	361
	2,632	1,176	(973)	(273)	2,562
Short-term provisions	935				1,064
Long-term provisions	1,697				1,498
	2,632				2,562

	Balance at December 31, 2019	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements	Divestments and reclassification to held for sale [2,3]	Balance at December 31, 2020
Environmental	1,074	137	(88)	57	(519)	661
Emission obligations	484	373	(92)	(40)	(154)	571
Asset retirement obligations	478	21	(10)	41	(133)	397
Site restoration	136	167	(12)	18	—	309
Staff related obligations	185	88	(41)	(14)	(91)	127
Voluntary separation plans	47	30	(38)	20	(4)	55
Litigation and other (see note 9.3)	312	40	(36)	(39)	(8)	269
Tax claims	81	5	(6)	(18)	—	62
Other legal claims	231	35	(30)	(21)	(8)	207
Commercial agreements and onerous contracts	46	68	(31)	(4)	(54)	25
Other	229	29	(44)	16	(12)	218
	2,991	953	(392)	55	(975)	2,632
Short-term provisions	516					935
Long-term provisions	2,475					1,697
	2,991					2,632
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

Consolidated financial statements 342
(millions of U.S. dollar, except share and per share data)
The Company uses derivative financial instruments and spot purchases to manage its exposure to fluctuations in prices of emission rights allowances. See note 6.3 for the details of the cash flow hedging in place for emission rights, note 4.5 for CO2 emission rights held as current assets and note 5.1 for CO2 emission rights held as Intangible non-current assets. The Company also receives indirect compensation through rebates on its energy tariffs.
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
Provisions for site restoration are related to costs in connection with the dismantling of site facilities, mainly in France and Poland. In the fourth quarter of 2018, the agreement between ArcelorMittal and the French government regarding a six-year idling period of the Florange liquid phase expired. The Company has started the process of definitive closure of the facility at the end of 2018. The provision included in site restoration at December 31, 2021 and 2020, related to dismantling of this facility amount to 98 and 120, respectively.
Provisions for staff related obligations primarily concern Brazil and are related to various employees’ compensation.
Provisions for voluntary separation plans primarily concern plans in Spain, Belgium, Germany, France and Brazil which are expected to be settled within one year.
Provisions for litigation include losses relating to present legal obligations that are considered to be probable. Further detail regarding legal matters is provided in note 9.3.
In 2021 and 2020 provisions for commercial agreements and onerous contracts concern primarily onerous contracts recognized in Poland and Brazil.
In 2021, other provisions decreased by 98 with respect to the indemnification arrangement between the Company and Global Chartering (see note 2.3.1) following a revision of the shipping market rate outlook for certain of Global Chartering's fleet lease terms. Other provisions increased by 240 as a result of the Complementary Agreement Term signed on June 7, 2021 between ArcelorMittal Brasil, the Federal and State Prosecutor
Offices and the Commission representing affected people with respect to the precautionary evacuation of the communities close to the Serra Azul dam as well as the commitment to implement action plans in order to ensure the stability, security and decommissioning of the tailing dam. As of December 31, 2021 such provisions amounted to 217. Other provisions comprise as well technical warranties and guarantees.
Environmental Liabilities
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2021, excluding asset retirement obligations, ArcelorMittal had established provisions of 595 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 445 in Europe, 120 in South Africa and 30 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.
Europe
Environmental provisions for ArcelorMittal’s operations in Europe total 445 and are mainly related to the investigation and remediation of environmental contamination at current and former operating sites in Belgium (224), France (68), Poland (62), Luxembourg (52), Germany (31) and Spain (8). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.
Belgium
In Belgium, environmental provisions amount to 224, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally at the ArcelorMittal Ghent and Liège sites and the removal and disposal of material containing asbestos.
France
In France, environmental provisions of 68 principally relate to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary material.

343 Consolidated financial statements
The remediation of the coke plants concerns mainly the Thionville, Moyeuvre-Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At the Thionville coke plant, soil remediation will be completed by the end of 2022, while additional investigations are ongoing for groundwater. At Moyeuvre-Petite, the covering of sludge basins is completed.
ArcelorMittal is responsible for closure and final rehabilitation of the rest of the site corresponding to the former Conroy and Pérotin slag-heaps, from which the administrative procedure for cessation of activity is underway but due to the COVID-19 pandemic the project slowed down but it is expected that the remediation will start in 2022. In other sites, ArcelorMittal France is responsible for monitoring the concentration of organic compound and heavy metals in soil and groundwater on all former sites closed and/or already remediated. The Florange coke plant shut down in 2020 and is now under investigation for its demolition and remediation.
ArcelorMittal France has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law and to the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent environmental damage, treatment and elimination of waste and financial guarantees demanded by Public Authorities. Environmental provisions also include treatment of slag dumps at the Florange and Dunkirk sites as well as removal and disposal of material containing asbestos at the Dunkirk and Mardyck sites.
ArcelorMittal France also has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills as the stocking areas at the Dunkirk site need to be restored to comply with local law.
Poland
ArcelorMittal Poland’s environmental provision of 62 includes 37 for cleaning and remediation costs recognized in 2020 following the closure of primary facilities in Kraków; the remaining 25 relates to the obligation to reclaim a landfill in Lipówka to dispose of the residues which cannot be internally recycled or externally recovered in Dabrowa Gornicza, the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process under the environmental law (i.e., waste storage time cannot exceed three years) and also land remediation in post-industrial areas in Ruszcza (district of Kraków).
Luxembourg
In Luxembourg, environmental provisions of 52 relate to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.
In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually liable to clean the site and move approximately 400,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Mondercange, Differdange and Dommeldange. In addition, ArcelorMittal Luxembourg has secured the disposal of ladle slag, sludge and certain other residues coming from different sites at the Differdange dump for a total volume of 1,400,000 cubic meters until the end of 2021. In 2022 the covering process of this dump will be started. A provision of 42 covers these obligations.
ArcelorMittal Belval and Differdange has an environmental provision of 10 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration and to cover dismantling and soil cleaning costs of the former PRIMOREC installation.
Germany
In Germany, the environmental provision of 31 essentially relates to ArcelorMittal Bremen’s post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.
Spain
In Spain, ArcelorMittal España has environmental provisions of 8 due to obligations of sealing landfills basically located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.
South Africa
AMSA has environmental provisions of 120 to be used over 15 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to obtaining the necessary environmental authorizations.
A provision of 39 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. AMSA transformed this old plant into an

Consolidated financial statements 344
(millions of U.S. dollar, except share and per share data)
industrial hub for light industry since the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated, but other remediation works continued at a slow pace as remediation actions for these sites are long-term in nature in terms of a remediation order received during October 2021.
The Vanderbijlpark Works site, the main flat carbon steel operation of AMSA, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Provisions relating to this site amount to 19.
The Newcastle Works site is the main long carbon steel operation of AMSA. A provision of 25 relates to this site. As with all operating sites of AMSA, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for air quality improvements and storm water management.
A provision of 33 relates to the environmental rehabilitation of the Thabazimbi mine. AMSA holds an environmental trust which holds investments for a value of 26 that will be used for rehabilitation purposes.
The remainder of the obligation of 4 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater aquifers.
Canada
In Canada, ArcelorMittal Dofasco has an environmental provision of 30 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, of which 1 is expected to be spent in 2022.
Asset Retirement Obligations (“AROs”)
AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2021, ArcelorMittal had established provisions for asset retirement obligations of 397, including 154 for Canada, 63 for Mexico, 46 for Ukraine, 42 for Germany, 23 for Liberia, 19 for South Africa, 12 for Belgium, 13 for Kazakhstan, 21 for Brazil, 2 for Bosnia and Herzegovina and others.
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
In Liberia, AROs relate to iron ore mine and associated infrastructure and mine related environmental damage and compensation. They cover the closure and rehabilitation plan under both the current operating phase and the not yet completed Phase 2 expansion project.
AROs in South Africa are for the Pretoria, Vanderbijlpark, Saldanha, Newcastle as well as the Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.
In Belgium, AROs are to cover the demolition costs for the primary facilities at the Liège site.
In Kazakhstan, AROs relate to the restoration obligations of the iron ore and coal mines.
In Brazil, AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be fully settled up to 2072 and 2078, respectively.
In Bosnia and Herzegovina, ARO relates to re-cultivation of dump yard of old iron ore pit Jezero and closing dam Medjedja.

345 Consolidated financial statements
9.2 Other long-term obligations

	Balance at December 31,
	2021	2020
Derivative financial instruments (notes 6.1 and 6.3)	58	96
Payable from acquisition of financial assets	115	359
Unfavorable contracts	105	132
Income tax payable	219	214
Other	377	347
Total	874	1,148
As of December 31, 2021 and 2020, payable from acquisition of financial assets included 80 and 95 respectively relating to AMNS India's debt guarantee. At December 31, 2020 payable from acquisition of financial assets included also 235 relating to the financial liability with respect to the acquisition of AMSF (see note 11.5.2). In 2021, the liability was reclassified as accrued expenses and other liabilities (see note 4.8).
Unfavorable contracts of 105 and 132 as of December 31, 2021 and 2020, respectively, mainly related to AMSF (see note 2.2.4).
As of December 31, 2021, the income tax payable mainly related to income tax contingencies (in majority unasserted claims) and withholding tax.
9.3 Contingent liabilities
Tax Claims
ArcelorMittal is a party to various tax claims. As of December 31, 2021, ArcelorMittal had recorded short-term and long-term liabilities related to income and non-income tax contingencies of 131 and provisions for non-income tax claims in the aggregate of 79 for which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) for which ArcelorMittal had recorded a provision as of December 31, 2021, (ii) that constitute a contingent liability, (iii) that were resolved in 2021 or (iv) that were resolved and had a financial impact in 2020 or 2019 in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against the pending claims discussed below.
Brazil
In 2011, ArcelorMittal Brasil (at the time SOL Coqueria Tubarão S.A.) received 21 separate tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value-added tax) in an amount which totaled 23 relating to a tax incentive (INVEST) it used. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of the first instance upheld the 21 separate tax assessments. In September 2015, ArcelorMittal Brasil filed appeals with respect to each of the administrative tribunal’s decisions. As of December 31,
2018, there were final unfavorable decisions at the administrative tribunal level in 15 of the 21 cases, each of which ArcelorMittal Brasil appealed to the judicial instance. In March 2018, the administrative tribunal of the third instance found in favor of ArcelorMittal Brasil sending the six other cases back to the administrative tribunal of the second instance. After the administrative tribunal of the second instance issued a partially favorable ruling on these six cases in December 2019, related only to the recognition of the limitation period of May 2005, a further appeal to the administrative tribunal of the third instance was filed. In July 2021, the third administrative instance denied ArcelorMittal Brasil's appeal and upheld the tax assessments. Following the conclusion of this proceeding at the administrative level, in September 2021, ArcelorMittal Brasil appealed to the judicial instance where all of the 21 cases now await a first instance decision.
In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer ("MTO") made by ArcelorMittal (ex-Mittal Steel N.V.) to minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 387. On January 31, 2014, the administrative tribunal of the first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 120 to 63 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Federal Revenue Service appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component). In September 2017, the administrative tribunal of the second instance found largely in favor of the Federal Revenue Service. In January 2018, ArcelorMittal Brasil filed a motion for clarification of this decision. In February 2018, the motion for clarification was rejected and, in March 2018, an appeal was filed to the administrative tribunal of the third instance.
In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the

Consolidated financial statements 346
(millions of U.S. dollar, except share and per share data)
amortization of goodwill arising from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 342. In October 2014, the administrative tribunal of the first instance found in favor of the Federal Revenue Service and ArcelorMittal Brasil filed its appeal in November 2014. In September 2017, the administrative tribunal of the second instance found in favor of the Federal Revenue Service. ArcelorMittal Brasil filed a motion for clarification with respect to this decision, which was denied, and thereafter filed an appeal to the administrative tribunal of the third instance.
In April 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in a 59 financial impact arising from a write off of net operating loss carry forwards with respect to the 2011-2012 tax year. In May 2016, ArcelorMittal Brasil filed its defense, which was not accepted at the first administrative instance. On March 10, 2017, ArcelorMittal Brasil filed an appeal to the second administrative instance, which was rejected in May 2019, filed a motion for clarification which was denied in November 2019 and thereafter filed an appeal to the administrative tribunal of the third instance.
In December 2018, ArcelorMittal Brasil received a tax assessment of 94, which could have an additional 20 financial impact arising from a write off of net operating loss carry forward with respect to the 2013-2014 tax years, principally in relation to the amortization of goodwill resulting from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. in 2007. In January 2019, ArcelorMittal Brasil filed a defense in the first administrative instance, which issued an unfavorable decision in June 2019. An appeal to the second administrative instance was filed in July 2019.
In December 2020, ArcelorMittal Brasil received a tax assessment of 32, which could have an additional 43 financial impact arising from a write off of net operating loss carry forwards, with respect to the 2015-2016 tax years, related to the amortization of goodwill resulting from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of
Arcelor and Mittal Steel N.V. in 2007. ArcelorMittal Brasil filed its defense in the first administrative instance in January 2021 which issued an unfavorable decision in August, 2021. An appeal to the second administrative instance was filed in September 2021.
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
In the period from 2014 to 2018, ArcelorMittal Brasil received six tax assessments from the Federal Revenue Service in the amount of 34 disputing its use of credits for PIS and COFINS social security taxes in 2010, 2011 and 2013. The dispute relates to the concept of production inputs in the context of these taxes. In the first case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil. The decision was upheld in the administrative tribunal of the second instance and ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance which ruled partially in favor of ArcelorMittal Brasil in May 2019. In January 2020, the case was sent back to the Federal Revenue which is verifying the extent of the administrative tribunal of the third instance’s decision in order to proceed with the write-off of amounts due. In August 2020, the tax assessment was reduced by 4, reflecting

347 Consolidated financial statements
the partially favorable decision. The remaining amount of 12 will be discussed at the judicial level. In the second case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil and an appeal has been filed to the administrative tribunal of the second instance. In the third case, the administrative tribunal of the first instance upheld the tax assessment, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In the fourth and fifth cases, ArcelorMittal Brasil has filed its defenses to the administrative tribunal of the first instance. In November 2020, a partially favorable decision was issued in the fifth case and an appeal was presented. In the fourth case, in March 2021, a partially favorable decision was issued and an appeal has been filed to the second administrative instance. In the sixth case, the administrative tribunal of the first instance upheld the tax assessment, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In March 2018, the Superior Court decided a leading case, not involving ArcelorMittal Brasil, that established that the restrictive concept of inputs adopted by the tax authorities is illegal and that credits over inputs must be accepted on the basis of the criteria of essentiality or relevance towards the production process of each taxpayer. In September 2018, the Federal Union published an internal orientation for its attorneys, expressing a restrictive view of the Superior Court's decision and determining that each individual case would be analyzed in order to decide whether the items are essential or not. However, this federal orientation has not been followed in unrelated cases, and therefore ArcelorMittal Brasil's cases may be submitted for review by the Federal Union Attorney's office before further decisions are taken or may be taken to trial without such review.
In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 31. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavorable decision at the second administrative level. Following the conclusion of this proceeding at the administrative level, the Company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount, of 44, after taking account of a reduction of fines mentioned below regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. In May 2017, there was a further unfavorable decision at the second administrative level in respect of the tax assessment received in April 2016. In June 2017, ArcelorMittal Comercializadora de Energia filed an appeal to the second administrative instance. This appeal was rejected in August 2017. In October and November 2017, the Company appealed in relation to both tax assessments to the judicial instance. In November 2017, the Company received a notice from the tax authority informing it of the reduction of the fines element by 12, due to the retroactive application of a new law. In February 2019, due to the retrospective application of a new law, a reduction of the fine element of 7 was finalized in the first case.
In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 67. The administrative tribunal of the first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative tribunal’s decisions. Each case was decided unfavorably to ArcelorMittal Brasil at the administrative tribunal of the second instance, and ArcelorMittal Brasil appealed the cases to the judicial instance.
On May 17, 2016, ArcelorMittal Brasil received a tax assessment from the state of Santa Catarina in the amount of 96 alleging that it had used improper methods to calculate the amount of its ICMS credits. ArcelorMittal Brasil filed its defense in July 2016. In December 2016, ArcelorMittal Brasil received an unfavorable decision at the first administrative level, in respect of which it filed an appeal. In March 2018, the administrative tribunal of the second instance found against ArcelorMittal Brasil and, in April 2018, ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance. In December 2019, the tax assessment was upheld by the administrative tribunal of the third instance. In January 2020, ArcelorMittal Brasil filed a motion for clarification which was rejected in August 2020. ArcelorMittal Brasil appealed to the judicial instance in November 2020.
Mexico
In 2015, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Mexico, alleging that ArcelorMittal Mexico owes 184 with respect to 2008, principally due to improper interest deductions relating to certain loans, and unpaid corporate income tax for interest payments that the tax authority has categorized as dividends. In November 2015, ArcelorMittal Mexico filed an administrative appeal in respect of this assessment, which was dismissed by the tax authority. In November 2017, ArcelorMittal Mexico filed an annulment complaint before a Federal Administrative and Tax Justice Court, which has not been determined.

Consolidated financial statements 348
(millions of U.S. dollar, except share and per share data)
With respect to 2007 and 2009, the Mexican Tax Administration Service also challenged the interest deduction related to the aforementioned loans and issued tax assessments to ArcelorMittal Mexico for 23 and 28, respectively. In November 2018, a Federal Administrative and Tax Justice Court ruled against the annulment complaint filed by ArcelorMittal Mexico in relation to the 2007 tax assessment and in December 2018, ArcelorMittal Mexico filed a constitutional claim before the Collegiate Tribunal For Administrative Matters, which was rejected in June 2019. A review appeal was filed in July 2019 and rejected in August 2019. An extraordinary appeal of constitutional review was filed against this decision in September 2019 before the Supreme Court of Justice. In November 2019, the Court dismissed the extraordinary appeal of constitutional review confirming the earlier decision in favor of the tax authorities. No further appeal is possible. With respect to the 2009 tax assessment, in November 2016 ArcelorMittal Mexico filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was rejected in June 2020. In September 2020, an annulment complaint was filed before the Federal Administrative and Tax Justice Court. In December 2021, a reduction of the penalty component of the tax assessment was requested, an amount of 20 was paid and the Court issued a dismissal ruling in respect of this case, thereby closing the proceedings.
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
In October 2018, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, alleging that ArcelorMittal Las Truchas owes 93 with respect to 2013 due to: (i) improper interest deductions relating to certain loans and (ii) non-deduction of advanced rent payments. In November 2018,
ArcelorMittal Las Truchas filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was partially rejected in June 2019 and is being appealed.
Ukraine
In October 2019, ArcelorMittal Kryvyi Rih received tax orders from Ukrainian tax authorities covering the findings of a tax audit for the period from 2015 through the first quarter of 2019 which claimed the company owes additional taxes of 278 for that period. ArcelorMittal Kryvyi Rih appealed these orders to the tax authorities resulting in a significant reduction of the amounts claimed. In January 2020, ArcelorMittal Kryvyi Rih filed three legal actions with the Kyiv District Administrative Court seeking to cancel the remaining additional charges amounting to 128. The three cases were later merged into one case and moved to the Dnipro District Administrative Court. In October 2020, ArcelorMittal Kryvyi Rih commenced a separate lawsuit seeking cancellation of additional tax charges (excise duty, VAT, CIT, fines) of 89 based on the results of a full-scope tax audit covering 2015 through the first quarter of 2019. This separate lawsuit was closed in May 2021 at ArcelorMittal Kryvyi Rih’s request.
In August 2021, ArcelorMittal Kryvyi Rih commenced court proceedings to dispute the assessment by Ukrainian tax authorities of a subsoil usage rent/tax (in the amount of approximately 104) on production activities by ArcelorMittal Kryvyi Rih for the period from January 2015 to March 2019. In November 2021, the court found that the tax notice decision was illegal and cancelled it. The Ukrainian tax authorities and the Prosecutor’s office appealed this decision. Subsequently, (a) on November 17, 2021, the Prosecutor General’s office and the Security Service of Ukraine notified the Chief Financial Officer of ArcelorMittal Kryvyi Rih that he had been placed under an investigation on suspicion of alleged tax evasion and official forgery, and (b) on January 4, 2022 the Prosecutor General’s office, acting pursuant to a ruling of the Shevchenkivsky District Court of Kyiv dated November 30, 2021 blocked the accounts of ArcelorMittal Kryvyi Rih with three banks in Ukraine. ArcelorMittal Kryvyi Rih appealed the blocking of these accounts; as of the date of these financial statements, by court order the restrictions on two of the three accounts have been partially lifted to allow the payment of wages, taxes and other mandatory payments.
Kazakhstan
In November 2020, ArcelorMittal Temirtau filed a lawsuit in the Astana investment court against the State revenue committee. The dispute is related to a tax claim by the said committee resulting from an audit for the years 2013-2017. The court hearings started in February 2021 and resulted in a June 2021 judgment against ArcelorMittal Temirtau for 45 for tax and late payment interest as estimated by the authorities in their notification of September 28, 2020. ArcelorMittal Temirtau

349 Consolidated financial statements
appealed this decision with the Court of second instance, which confirmed the judgment in September 2021. The judgment came into force and was satisfied. In November 2021, ArcelorMittal filed an appeal with the Court of Cassation which in January 2022, the Court declined to hear bringing the case to an end.
In January 2022, ArcelorMittal Temirtau filed a lawsuit in the Nur-Sultan (Astana) administrative court against the State revenue committee.The dispute is related to a tax claim by the said committee in the amount of 63 resulting from an audit for the years 2018-2019. In January 2022, ArcelorMittal Temirtau withdrew the lawsuit and is paying the tax due with interest and the applicable administrative penalty.
Competition/Antitrust Claims
ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2021, ArcelorMittal had recorded a non-material amount provision in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, (ii) that were resolved in 2021 or (iii) that were resolved and had a financial impact in 2020 or 2019, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.
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
There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages in an amount of 59 based on the alleged violations investigated by CADE.
A further related lawsuit was commenced in February 2011 by four units of Sinduscons, a civil construction trade organization, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.
Spain
In November 2018, the Comision Nacional de los Mercados y la Competencia (“CNMC”), the Spanish competition authority, carried out a dawn raid at the offices of ArcelorMittal in Villaverde (Madrid) in relation to a preliminary investigation concerning alleged coordination between competitors to fix the purchase price of scrap. In March 2020, further dawn raids were carried out extending the investigation to the sale of long products. In July 2020, CNMC announced that they were commencing a formal sanctioning procedure against ArcelorMittal Spain Holding ("AMSH") and its subsidiaries ArcelorMittal Madrid, ArcelorMittal Comercial Perfiles España, ArcelorMittal Aceralia Basque Holding (“AMABH”), and Arcelor Mittal España (and other companies not part of ArcelorMittal group) in respect of purchases of scrap and sale of finished steel products, especially long products. In August 2021, the CNMC issued a statement of objections to AMSH and AMABH, among other parties. The CNMC stated that it had found evidence of a purported cartel in terms of the purchase of scrap, while noting that it had not found evidence of infringement with regard to the sales of long products. The infringement with respect to the scrap was alleged to have taken place from 2009 to 2020 and is attributed to AMSH and AMABH. In September 2021, AMSH and AMABH responded to the allegations and objected to the claims of infringement. In November 2021, the CNMC notified AMABH and AMSH of its resolution proposal to be submitted to the Council proposing a sanction for AMABH, with joint and several liability for AMSH, of 3 (€2.7 million which is 6.5% of a turnover figure of €42.3 million) and notified AMSH and AMABH that it had restricted the alleged infringement due to certain contacts held from January to August 2018. On December 16, 2021, AMABH filed its challenge to the resolution proposal, together with an economic report as proof of market structure. In March 2022, the CNMC decided on a sanction for AMABH of 14 (€12.1 million based on a turnover which CNMC determined as €226.6 million). AMABH has 2 months from the date of this decision to appeal to the Spanish Court.
Other Legal Claims
ArcelorMittal is a party to various other legal claims. As of December 31, 2021, ArcelorMittal had recorded provisions of 244 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2021, (ii) that constitute a contingent liability, (iii) that were resolved in 2021, or (iv) that were resolved and had a financial impact in 2020 or 2019, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the claims discussed below that remain pending.

Consolidated financial statements 350
(millions of U.S. dollar, except share and per share data)
Argentina
Over the course of 2007 to 2021, the Argentinian Customs Office Authority (“Aduana”) notified Acindar, of certain inquiries that it was conducting with respect to prices declared by Acindar related to iron ore imports. The Customs Office Authority was seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian and Bolivian suppliers and from ArcelorMittal Sourcing originally on 39 different claims concerning several shipments made between 2002 and 2014. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In March 2018, the Customs Office Authority issued a general instruction that ordered customs to withdraw current claims related to the difference between import prices in Argentina and export prices of iron ore when exiting Brazil, which has led to a reduction in the number of claims and amounts claimed against Acindar. As of December 2021, the aggregate amount claimed by the Customs Office Authority in respect of all iron ore shipments is 119 in 22 different cases. Of these 22 cases, 7 are still in the administrative branch of the Customs Office Authority and the other 15 cases, in which the administrative branch of the Customs Office Authority ruled against Acindar, have been appealed to the Argentinian National Fiscal Court.
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
In April 2017, a shareholder in Siderúrgica Três Lagoas (“SITREL”) (of which ArcelorMittal Brasil is the other shareholder), commenced an arbitration against Votorantim Siderurgia S.A. (which subsequently merged into ArcelorMittal Brasil) and SITREL with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM-CCBC). The
dispute concerns a provision in SITREL’s joint venture agreement relating to the formula used to determine the selling price for steel billets supplied by ArcelorMittal Brasil to SITREL from January 2013 onwards. The shareholder has alleged that the steel billets were overpriced and is seeking compensation for overpaid amounts on both a retrospective and prospective basis, with the initial amount claimed totaling 33. In October 2021, the CAM-CCBC decided against ArcelorMittal Brasil and awarded damages that are likely to exceed 50. In November 2021, ArcelorMittal Brasil filed a motion for clarification and disqualification request to the CAM-CCBC in relation to a conflict of interest concerning the other party's appointed arbitrator. The CAM-CBCC issued a stay on the clarification request, pending resolution on the disqualification challenge. In December 2021, an Independent Arbitrators Committee was formed to decide on the disqualification claim.
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

351 Consolidated financial statements
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
In addition, following a complaint filed by the Commissioners, in mid-November 2019, prosecutors in Milan and Taranto opened investigations into potential violations of numerous criminal laws. Following the (i) search decrees issued by the Milan and Taranto Prosecution Offices and ensuing seizures of documents in November 2019, and (ii) restitution decree issued by the Milan Prosecution Office in September 2020. The Milan Public Prosecutors closed one of the investigations which began in November 2019 concluding that there was no evidence to support allegations of violations of numerous criminal laws relating principally to ArcelorMittal's withdrawal from the lease agreement for the Ilva plants and asked the judge for preliminary investigations to close the case. ArcelorMittal Italia (renamed Acciaierie d’Italia in April 2021 after the formation of a partnership with Invitalia see note 2.3.1) has not been notified of further developments in the other pending criminal cases. It is not possible to predict the timing or outcome and is not possible to foresee any charges for Acciaierie d'Italia.
In February 2020, the Mayor of Taranto issued an order to ArcelorMittal Italia related to certain emissions events that appear to have occurred in August 2019 and on February 22 and 23, 2020 and that allegedly concern the Taranto plant. The order required ArcelorMittal Italia to identify the responsible installations in 30 days and eliminate any anomalies within the subsequent 30 days or, if necessary, shut down certain installations relating to such emissions events (provided that, if no such identification was completed, the shut down would extend to substantially the entire "hot area" of the plant). The Mayor of Taranto further alleged that adequate responses concerning such emissions were not received from the Ministry of the Environment. In response to this order, ArcelorMittal Italia filed an appeal on the merits and an application for interim

Consolidated financial statements 352
(millions of U.S. dollar, except share and per share data)
measures to stay the order with the Regional Administrative Court in Lecce. In April 2020, the court upheld ArcelorMittal Italia’s application for interim measures and suspended the Mayor of Taranto’s order until a further hearing in October 2020. The interim order further required the Ministry of the Environment to file reports concerning the emissions events which served as the basis for the Mayor of Taranto’s order. After the Ministry provided such reports, the October 2020 hearing was postponed until December 15, 2020, at which hearing the Court confirmed the suspension of the order and scheduled the hearing for the discussion of the merits for January 27, 2021. On February 13, 2021, the Court rejected ArcelorMittal Italia’s appeal. On February 18, 2021, ArcelorMittal Italia filed an appeal with the State Council (the highest appellate body in this case) on the merits and also requested an ex parte order to suspend the judgment pending a ruling on the merits. On February 19, 2021, the State Council (i) found that the 30-day period during which ArcelorMittal Italia would have to shut down installations has not yet started and would commence only on March 16, 2021, i.e., after the hearing to discuss the request for interim measures (which it set for March 11, 2021) and therefore found a lack at the time of demonstrable “extreme gravity and urgency” necessary for interim measures, and (ii) set a hearing date of May 13, 2021 in respect of the merits. On June 23, 2021, the judgment of the Council of State was published, upholding Acciaierie d'Italia’s appeal, setting aside the Mayor of Taranto’s order as unlawful on various grounds, and thereby enabling Acciaierie d'Italia to continue operating the Taranto plant.
Luxembourg
In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is 67. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which were appealed but were terminated by the court in November 2021.
France
Certain subsidiaries of the ArcelorMittal group were parties to proceedings, dating from 2010, against Engie and Engie Thermique France which claimed damages in the amount of 187 for an alleged wrongful termination of a contract for the transformation of steel production gas into electricity. The ArcelorMittal subsidiaries had filed a counterclaim in the amount of 232. The contract had been entered into in 2006 for a term of 20 years. ArcelorMittal Méditerranée terminated it in July 2010 on the basis that Engie was solely responsible for the delay in the commissioning of the power plant (which suffered from significant malfunctions) constructed for the transformation of steel production gas into electricity. Engie claimed that ArcelorMittal was in breach of the contract at the time of the termination due to certain alleged issues with the furnishing and quality of its steel production gas, and therefore unable to terminate the contract based on the sole breaches of Engie. The case was heard before the Commercial Court of Nanterre. In November 2019, the Appeals Court of Versailles determined (having been asked to decide whether a decision by the Commercial Court of Nanterre was in fact an official, formal judgment) that the earlier decision of the Commercial Court of Nanterre was the official first instance decision of the court. As a result, ArcelorMittal was ordered to pay damages of 3 plus interest. In February 2020, Engie filed an appeal. A settlement agreement was signed in July 2021, bringing the litigation to an end.
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
The number of claims outstanding for asbestos exposure at December 31, 2021 was 300 as compared to 324 at December 31, 2020. The range of amounts claimed for the year ended December 31, 2021 was $22,000 to $680,000. The aggregate costs and settlements for the year ended December 31, 2021 were 5.48, of which 0.22 represented legal fees and 5.26 represented damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2020 were 4.79, of which 0.2 represented legal fees and 4.59 represented damages paid to the claimant.

353 Consolidated financial statements
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
On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 221. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012. By judgment dated February 15, 2017, the Luxembourg Court of Appeal declared all but one of the plaintiffs’ claims inadmissible, remanded the proceedings on the merits to the lower court with respect to the admissible claimant and dismissed all other claims. In June 2017, the plaintiffs filed an appeal of this decision to the Court of Cassation. The Court of Cassation confirmed the Court of Appeal’s judgment on May 18, 2018. The admissible claimant finally withdrew its claims before the lower court and by judgment dated January 5, 2022, the civil court of Luxembourg acknowledged the withdrawal of the claims without prejudice and ended the procedure.
On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris were stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at 282), including those who filed the claims before the Luxembourg courts described (and quantified) above. The dismissal of charges (non-lieu) ending the preparatory investigation became final in March 2018. On March 6, 2020 AAA revived its claim before the civil court of Paris on grounds similar to those of the Luxembourg civil claims summarized above, on its behalf and on behalf of the hedge funds who had also filed a criminal complaint, as well as two new plaintiffs. The complaint filed by AAA quantifies the total damages claimed at 442 (€390 million) (including the claims before the Luxembourg courts described above).
9.4 Commitments

	December 31,
	2021	2020
Purchase commitments	13,509	13,047
Guarantees, pledges and other collateral	8,003	8,632
Capital expenditure commitments	330	354
Other commitments	1,576	3,143
Total	23,418	25,176
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
Purchase commitments included commitments given to associates for 1,562 and 1,276 as of December 31, 2021 and 2020, respectively. Purchase commitments given to associates included 819 and 561 as of December 31, 2021 and 2020, respectively, related to the gas supply agreement with Kryvyi

Consolidated financial statements 354
(millions of U.S. dollar, except share and per share data)
Rih Industrial Gas. Purchase commitments included commitments given to joint ventures for 1,140 and 1,570 as of December 31, 2021 and 2020, respectively. Purchase commitments given to joint ventures included 611 and 737 related to Tameh and 515 and 604 related to Enerfos as of December 31, 2021 and 2020, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 146 and 150 as of December 31, 2021 and 2020, respectively. Additionally, guarantees of 12 and nil were given on behalf of associates and guarantees of 4,295 and 4,477 were given on behalf of joint ventures as of December 31, 2021 and 2020, respectively.
Guarantees given on behalf of joint ventures included 279 and 226 on behalf of Calvert, 175 and 347 on behalf of Al Jubail and 323 and 242 in relation to outstanding lease liabilities for vessels operated by Global Chartering as of December 31, 2021 and 2020, respectively. Guarantees given on behalf of joint ventures also included 3,088 as of December 31, 2021 and 2020 corresponding to ArcelorMittal's 60% guarantee of the 5,146 ten-year term loan agreement entered into by the AMNS India joint venture with various Japanese banks on March 16, 2020.
As of December 31, 2021, pledges and other collateral mainly related to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 113 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 89. Pledges of property, plant and equipment were 111 and 136 as of December 31, 2021 and 2020, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 406 and 407 of commitments given on behalf of associates as of December 31, 2021 and 2020, respectively, and 452 and 173 of commitments given on behalf of joint ventures as of December 31, 2021 and 2020, respectively. The increase in commitments given on behalf of joint ventures is mainly due to guarantees of 241 given on behalf of Acciaierie d'Italia, which is accounted for as a joint venture since April 14, 2021 (see note 2.4.1).
As of December 31, 2020, other sureties, first demand guarantees, letters of credit, pledges and other collateral included 260 with respect to a pledged cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after disposal. As of December 31, 2021, the cash collateral was released.
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
In 2016, AMSA committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure commitment was 100 and 126 as of December 31, 2021 and 2020, respectively.
Capital expenditure commitments also included 158 and 196 as of December 31, 2021 and 2020, respectively, for the 1 billion investment program at the Company's Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities. The main investment is related to the new hot strip mill with capacity of approximately 2.5 million tonnes.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environmental authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. As of December 31, 2021, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 87. The non-compliance with ECA would lead to fines amounting to a maximum of 18 and 19 as of December 31, 2021 and 2020, respectively. On November 19, 2021, following a protocol of intent agreed between the Minas Gerais State Government, ArcelorMittal Brasil and BMB Belgo Mineira Bekaert Artefatos De Arame Ltd ("BMB"), other commitments increased by 442 as a result of ArcelorMittal Brasil's commitment to carry out capital expenditures at the Monlevade industrial plant to complete the expansion project by the second half of 2024.
Other commitments decreased by 1,940 in 2021 following the derecognition of 1,357 capital expenditure commitments relating to blast furnaces, steel shops and finishing lines and 583 environmental capital expenditure commitments as of December 31, 2020 with respect to Acciaierie d'Italia.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments

355 Consolidated financial statements
for 292 and 211 as of December 31, 2021 and 2020, respectively, and mainly related to natural gas and electricity.
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
10.1 Income tax expense (benefit)
The components of income tax expense (benefit) are summarized as follows:

	Year ended December 31,
	2021	2020	2019
Total current tax expense	2,953	839	786
Total deferred tax expense (benefit)	(493)	827	(327)
Total income tax expense (benefit)	2,460	1,666	459

Consolidated financial statements 356
(millions of U.S. dollar, except share and per share data)
The following table reconciles the expected tax expense (benefit) at the statutory rates applicable in the countries where the Company operates to the total income tax expense (benefit) as calculated:

	Year ended December 31,
	2021	2020	2019
Net income (loss) (including non-controlling interests)	15,565	(578)	(2,391)
Income tax expense	2,460	1,666	459
Income (loss) before tax	18,025	1,088	(1,932)
Tax expense (benefit) at the statutory rates applicable to income (losses) in the countries[1]	4,146	136	(468)
Permanent items	500	714	(993)
Rate changes	12	—	340
Net change in measurement of deferred tax assets	(2,956)	454	1,201
Tax effects of foreign currency translation	—	41	14
Tax credits	(24)	(13)	(9)
Other taxes	688	267	160
Others	94	67	214
Income tax expense	2,460	1,666	459
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

Permanent items	Year ended December 31,
	2021	2020	2019
Taxable reversals of (tax deductible) write-downs on shares and receivables	735	630	(922)
Juros sobre o Capital Próprio	(323)	(37)	(32)
Other permanent items	88	121	(39)
Total permanent items	500	714	(993)
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
Net change in measurement of deferred tax assets
The 2021 net change in measurement of deferred tax assets of (2,956) mainly consists of recognition of deferred tax assets in Luxembourg of (1,166) following higher profitability of the current year and increase of the available deferred tax liabilities, recognition of deferred tax assets on current year taxable reversal of write-downs of the value of shares and receivables of consolidated subsidiaries in Luxembourg (735), and (1,055) net recognition and utilization of deferred tax assets on losses and temporary differences in USA and other tax jurisdictions, following significant profits generated during the year.
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

357 Consolidated financial statements
Tax effects of foreign currency translation
The tax effects of foreign currency translation of nil, 41 and 14 at December 31, 2021, 2020 and 2019 , respectively, refer mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes.
Tax credits
The tax credits are mainly attributable to the Company’s operating subsidiaries in Brazil. They relate to credits claimed on foreign investments, credits for research and development and other credits.
Other taxes
Other taxes mainly include withholding taxes on dividends, services, royalties and interests as well as mining duties in Canada and Mexico, state tax and Base Erosion and Anti-Abuse Tax ("BEAT") in the United States, and Cotisation sur la Valeur Ajoutée des Entreprises ("CVAE'') in France. Other taxes increased in 2021 mainly as a result of higher mining taxes in Canada.

Others	Year ended December 31,
	2021	2020	2019
Tax contingencies/settlements	137	87	225
Prior period taxes	(31)	(15)	(20)
Others	(12)	(5)	9
Total	94	67	214
Tax contingencies/settlements of 137, 87, and 225 at December 31, 2021, 2020 and 2019, respectively, consist of uncertain tax positions (see note 10.3) mainly related to North America and ACIS.
10.2 Income tax recorded directly in equity and/or other comprehensive income

	Year ended December 31,
	2021	2020	2019
Recognized in other comprehensive income on:
Deferred tax expense (benefit)
Unrealized gain on investments in equity instruments at FVOCI	167	56	—
Gain (loss) on derivative financial instruments	648	(28)	(244)
Recognized actuarial gain (loss)	144	(69)	32
Foreign currency translation adjustments	59	(335)	(35)
	1,018	(376)	(247)
Recognized directly in equity on:
Current tax expense (benefit)
Realized gain on investments in equity instruments at FVOCI	—	4	—
Deferred tax expense (benefit)
Loss related to repurchase of MCNs	(185)	—	—
Realized gain on investments in equity instruments at FVOCI	—	9	—
	(185)	13	—

Total	833	(363)	(247)
10.3 Uncertain tax positions
The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied in complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement and disclosure of tax positions are based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows (see note 9.3).

Consolidated financial statements 358
(millions of U.S. dollar, except share and per share data)
10.4 Deferred tax assets and liabilities
The origin of the deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2021	2020	2021	2020	2021	2020
Intangible assets	15	15	(487)	(538)	(472)	(523)
Property, plant and equipment	150	73	(4,076)	(4,064)	(3,926)	(3,991)
Inventories	273	277	(40)	(77)	233	200
Financial instruments	82	13	(799)	(124)	(717)	(111)
Other assets	152	162	(486)	(306)	(334)	(144)
Provisions	1,083	1,240	(253)	(276)	830	964
Other liabilities	531	458	(31)	(120)	500	338
Tax losses and other tax benefits carried forward	9,530	9,168	—	—	9,530	9,168
Tax credits carried forward	134	133	—	—	134	133
Untaxed reserves	—	—	—	—	—	—
Deferred tax assets (liabilities)	11,950	11,539	(6,172)	(5,505)	5,778	6,034
Deferred tax assets					8,147	7,866
Deferred tax liabilities					(2,369)	(1,832)

Deferred tax assets recognized by the Company as of December 31, 2021 included the following:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	133,107	33,236	9,530	23,706
Tax credits carried forward	671	671	134	537
Other temporary differences	11,695	3,033	2,286	747
Total		36,940	11,950	24,990
Deferred tax assets recognized by the Company as of December 31, 2020 included the following:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	114,266	28,554	9,168	19,386
Tax credits carried forward	745	745	133	612
Other temporary differences	12,029	3,072	2,238	834
Total		32,371	11,539	20,832
As of December 31, 2021, the majority of unrecognized deferred tax assets relates to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Germany, Luxembourg, Spain, South Africa and USA) with different statutory tax rates. At each reporting date, ArcelorMittal considers existing evidence, both positive and negative, including the earnings history and results of recent operations, reversals of deferred tax liabilities, projected future taxable income, and planning strategies, that could impact the view with regard to future realization of these deferred tax assets.
The amount of the total deferred tax assets is the aggregate amount of the various recognized and unrecognized deferred tax assets at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidation group to which it belongs. The

359 Consolidated financial statements
utilization of tax losses carried forward may also be restricted by the character of the income, expiration dates and limitations on the yearly use of tax losses against taxable income.
At December 31, 2021, the total amount of accumulated tax losses in Luxembourg with respect to the ArcelorMittal S.A. tax integration amounted to approximately 115.6 billion, of which 34.1 billion is considered realizable, resulting in the recognition of 8.5 billion of deferred tax assets at the applicable income tax rate in Luxembourg. At December 31, 2020, the total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounted to approximately 91.3 billion, of which 31.5 billion was considered realizable, resulting in the recognition of 7.9 billion of deferred tax assets at the applicable income tax rate in Luxembourg. Under the Luxembourg tax legislation, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any specific yearly loss utilization limitations. The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of ArcelorMittal’s holding companies in Luxembourg. Of the total tax losses carried forward, 54.3 billion may be subject to recapture in the future if the write-downs that caused them are reversed creating taxable income unless the Company crystallizes them through sales or other organizational restructuring activities.
The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in Luxembourg. As part of its recoverability assessment the Company has taken into account (i) its most recent forecast approved by management and the Board of Directors, (ii) the likelihood that the factors that have contributed to past losses in Luxembourg will not recur, (iii) the fact that ArcelorMittal in Luxembourg is the main provider of funding to the Company’s consolidated subsidiaries, leading to significant amounts of taxable interest income on outstanding and future loans as updated based on most recent funding strategy, (iv) the expected level of interest expenses in Luxembourg driven by the Group net debt level, (v) the industrial franchise agreement whereby ArcelorMittal S.A. licenses its business model for manufacturing, processing and distributing steel to group subsidiaries, and (vi) other significant and reliable sources of operational income earned from ArcelorMittal’s European and worldwide operating subsidiaries for centralized distribution and procurement activities performed in Luxembourg. The Company has also considered the implications of the net-zero path and its carbon emissions intensity reduction targets on its future taxable profits expectations in relation to the existing business models and the potential future financing of such projects, resulting in no major impact on the estimated level of future taxable profit. In performing the assessment, the Company estimates at which point in time its earnings projections are no longer reliable, and thus taxable profits are no longer probable. Accordingly, the Company has established consistent forecast periods for its different income streams for estimating probable future taxable profits, against which the unused tax losses can be utilized in Luxembourg.
At December 31, 2021, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the recognized deferred tax assets of 8.1 billion. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 8.1 billion is at least 32.9 billion. Historically, the Company has been able to generate sufficient taxable income and believes that it will generate sufficient levels of taxable income in the coming years to allow the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. Where the Company has had a history of recent losses, it relied on convincing other evidence such as the character of (historical) losses and planning opportunities to support the deferred tax assets recognized.
For the period ended December 31, 2021, ArcelorMittal recorded 225 of deferred income tax liabilities in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realized in the foreseeable future as compared to 90 as of December 31, 2020. No deferred tax liability has been recognized in respect of other temporary differences on investments in subsidiaries, associates and interests in joint ventures because the Company is able to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. The amount of these unrecognized deferred tax liabilities is 796.
10.5 Tax losses, tax credits and other tax benefits carried forward
At December 31, 2021, the Company had total estimated tax losses carried forward and other tax benefits of 133.1 billion.
This includes net operating losses and other tax benefits of 5.8 billion primarily related to subsidiaries in the Basque Country in Spain, Luxembourg and the United States, which expire as follows:

Consolidated financial statements 360
(millions of U.S. dollar, except share and per share data)

Year expiring	Recognized	Unrecognized	Total
2022	9	3	12
2023	59	3	62
2024	253	35	288
2025	35	44	79
2026	—	6	6
2027 - 2039	711	4,627	5,338
Total	1,067	4,718	5,785
The remaining tax losses carried forward and other tax benefits for an amount of 127.3 billion (of which 37.1 billion are recognized and 90.2 billion are unrecognized) are carried forward for unlimited period of time and primarily relate to the Company’s operations in France, Germany, Luxembourg, Spain and in the US.
At December 31, 2021, the Company also had total estimated tax credits carried forward of 671.
Such amount includes tax credits of 565 (of which 69 recognized and 496 unrecognized) and primarily attributable to subsidiaries in the Basque country in Spain which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2022	—	2	2
2023	—	2	2
2024	—	1	1
2025	—	1	1
2026	—	2	2
2027 - 2039	69	488	557
Total	69	496	565
The remaining tax credits for an amount of 106 (of which 66 are recognized and 40 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Spain and the US.
Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate, except for Luxembourg where the tax losses are mainly denominated in U.S. dollar. Fluctuations in currency exchange rates could impact the U.S. dollar equivalent value of these tax losses carried forward in future years.
NOTE 11: EQUITY
11.1 Share details
On May 14, 2020, the Company completed an offering of common shares, without nominal value for 750 at a price of $9.27 per share. The Significant Shareholder participated in the offerings by contributing an amount of 100 for the shares.
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
Following the approval by the extraordinary general meeting of shareholders on June 8, 2021 to cancel all the shares repurchased by the Company under its share buyback programs up to a maximum of 165 million shares, the Company decreased issued share capital on August 4, 2021 and September 22, 2021 through the cancellation of 70 million and 50 million treasury shares, respectively. Accordingly, the aggregate number of shares issued and fully paid up decreased from 1,102,809,772 to 982,809,772 and share capital decreased by 43 from 393 at December 31, 2020 to 350 at December 31, 2021.
On January 14, 2022, ArcelorMittal cancelled 45 million treasury shares to keep the number of treasury shares within appropriate levels. This cancellation took into account the shares already purchased under the 1,000 share buyback program announced on November 17, 2021 which was completed on December 28, 2021. Following these cancellations, the aggregate number of shares issued and fully paid up decreased from 982,809,772 to 937,809,772 and share capital decreased from 350 at December 31, 2021 to 334.
The Company’s shares consist of the following:

	December 31, 2019	Movement in year	December 31, 2020	Movement in year	December 31, 2021
Issued shares	1,021,903,623	80,906,149	1,102,809,772	(120,000,000)	982,809,772
Treasury shares	(9,824,202)	(12,251,157)	(22,075,359)	(49,841,211)	(71,916,570)
Total outstanding shares	1,012,079,421	68,654,992	1,080,734,413	(169,841,211)	910,893,202

361 Consolidated financial statements
The number of issued shares was 1,021,903,623 at December 31, 2019, 1,102,809,772 at December 31, 2020 and 982,809,772 at December 31, 2021.
Authorized shares
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
On August 4, 2021, following the cancellation of 70 million treasury shares, the authorized share capital decreased from 485 represented by 1,361,418,599 ordinary shares without nominal value to 460 represented by 1,291,418,599 ordinary shares without nominal value. On September 22, 2021, following the cancellation of 50 million treasury shares, the authorized share capital decreased further to 442 represented by 1,241,418,599 ordinary shares without nominal value.
On January 14, 2022, following the cancellation of 45 million treasury shares, the authorized share capital decreased to 426 represented by 1,196,418,599 ordinary shares without nominal value.
Share buyback
On February 15, 2019, ArcelorMittal completed a share buyback program and repurchased 4 million shares for a total value of €80 million (90) at an average price per share of €19.89 ($22.42).
On October 30, 2020, the Company completed a share buyback program in connection with the announced sale of 100% of the shares of ArcelorMittal USA. ArcelorMittal repurchased 35,636,253 shares at an average price per share of €11.92 ($14.03) for a total value of €425 million (500).
The shares acquired through the buyback program were recognized as treasury shares. On December 15, 2020, ArcelorMittal signed separate, privately negotiated exchange agreements with a limited number of holders of the MCNs for which it delivered 22,653,933 shares out of treasury shares (see note 11.2).
On March 3, 2021, ArcelorMittal completed its first share buyback program in 2021 and repurchased 27.1 million shares for a total amount of €537 million (650) at an average price per share of €19.79 ($23.97).
On June 17, 2021, ArcelorMittal completed a second share buyback program and repurchased 17.8 million shares for a total amount of €469 million (570) at an average price per share of €26.27 ($31.94).
On July 5, 2021, ArcelorMittal completed a third share buyback program and repurchased 24.5 million shares for a total amount of €630 million (750) at an average price per share of €25.77 ($30.66).
On November 16, 2021, ArcelorMittal completed a fourth share buyback program and repurchased 67.4 million shares for a total value of €1,881 million (2,200) at an average price per share of €27.91 ($32.64).
On December 28, 2021, completed a fifth share buyback program and repurchased 34.1 million shares for a total value of €886 million (1,000) at an average price per share of €25.99 ($29.34).
During 2021, the Company repurchased 62.2 million shares from the Significant Shareholder under its five share buy back programs to maintain Significant Shareholder's current level of voting rights (pursuant to the Share Repurchase Agreement signed on February 12, 2021) for €1,600 million (1,878).
On February 11, 2022, ArcelorMittal announced a new share buyback program in the amount of 1,000 under the authorization given by the annual general meeting of shareholders of June 8, 2021. The program is expected to be completed during the first half of 2022, subject to market conditions. The shares acquired under the program are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities, reduce ArcelorMittal’s share capital, and/or meet ArcelorMittal’s obligations arising from employee share programs. As of March 10, 2022, ArcelorMittal had repurchased 7.1 million shares for a total value of €193 million (214) at an average price per share of €27.14 ($30.08).
Treasury shares
ArcelorMittal held, indirectly and directly, 71.9 million and 22.1 million treasury shares as of December 31, 2021 and December 31, 2020, respectively.
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

Consolidated financial statements 362
(millions of U.S. dollar, except share and per share data)
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
On December 22, 2020, as described above the maturity of the mandatory convertible bonds was extended from January 29, 2021 to January 31, 2024. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 869 (net of cumulative tax and fees) and other liabilities for 131. The derecognition of the previous instrument and the recognition at fair value of the new instrument resulted in a 178 expense included in financing costs-net in the consolidated statement of operations and a 53 increase in non-controlling interests.
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
In all cases, ArcelorMittal may exercise its right to convert early, taking precedent over the other options. In case of an early conversion, ArcelorMittal must deliver shares at the “Maximum Conversion Ratio.” The mandatorily convertible notes pay a coupon of 5.50% per annum, payable quarterly in arrears. The minimum conversion price of the mandatorily convertible notes is equal to $9.18, corresponding to the offering price of the shares as described above, and the maximum conversion price is 117.5% of the minimum conversion price or $10.79, subject to certain adjustments. ArcelorMittal intends to use the net proceeds from the offerings for general corporate purposes, to deleverage and to enhance liquidity, thereby building additional resilience going forward in what remains an uncertain environment.
The Significant Shareholder participated in the offerings by contributing an amount of 100 for the MCNs.
The Company determined that the MCNs are a hybrid instrument including an equity component and a debt component. The Company assessed whether there is actual economic or other business reasons that it would exercise its option to convert prior to maturity, whether the MCNs would have been priced differently if the early settlement option had not been included in the contractual terms and other factors such as the term of the instrument, the width of the range between the cap and the floor, ArcelorMittal’s share price and the volatility of the share price as important criterion in this conclusion. The early conversion right has economic substance with respect to maintaining the current credit rating if early conversion can help in preventing a rating downgrade. In this event, future savings of credit interest is expected to be more than the cost of early conversion. The debt component of 190 (net of transaction costs of 2) at issuance corresponded to the net present value of the future interest payments and is included in accrued expenses and other liabilities and other long-term obligations. The remaining amount of 1,047 (net of transaction costs of 11) was the equity instrument.
On December 15, 2020, ArcelorMittal signed separate, privately negotiated exchange agreements with a limited number of holders of MCNs exchanging 247 in aggregate principal amount of MCNs for an aggregate of 22,653,933 treasury shares at the minimum conversion ratio plus 25 paid in cash (including accrued interest on the exchanged MCNs up to, but excluding, the settlement date). The Company allocated the share consideration to the debt (30) and equity (207) components consistent with the original allocation using net present value of the future interest payments at the date of exchange. As of December 31, 2020 and following the exchange, the debt and equity components were 123 and 840 (presented separately in the statements of changes in equity), net of transaction fees respectively.
On December 23, 2021, ArcelorMittal completed separate, privately negotiated agreements with a limited number of holders of MCNs to repurchase 395 in aggregate principal amount of MCNs at the minimum conversion ratio for an aggregate cash consideration of 1,196. The Company allocated the cash consideration to the debt (30) and equity (331) components of the instrument and recognized in financing costs - net a 61 loss relating to the liability component and a 774 (589 net of tax) decrease in retained earnings relating to the equity component consistent with the original allocation using net present value of the future interest payments at the date of exchange. As of December 31, 2021 and following the early redemption, the debt and equity components were 44 and 509

363 Consolidated financial statements
(presented separately in the statements of changes in equity), net of transaction fees, respectively.
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
The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019
Net income (loss) attributable to equity holders of the parent	14,956	(733)	(2,454)
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,105	1,140	1,013
Incremental shares from assumed conversion of restricted share units and performance share units (in millions)	3	—	—
Weighted average common shares outstanding (in millions) for the purposes of diluted earnings per share	1,108	1,140	1,013
For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes nil, 9 million and 7 million potential common shares from share unit plans for the year ended December 31, 2021, 2020 and 2019, respectively; and 1 million potential common shares from stock options outstanding for the year ended December 31, 2019, because such share unit plans and stock options are anti-dilutive.
11.4 Dividends
Calculations to determine the amounts available for dividends are based on ArcelorMittal’s financial statements (“ArcelorMittal
S.A.”) which are prepared in accordance with IFRS, as endorsed by the European Union. ArcelorMittal S.A. has no significant manufacturing operations of its own and generates its profit mostly from financing activities and the management fees/industrial franchise agreements with Group companies. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, profit generated by its own activities, from the sale of its assets or share premiums from the issuance of common shares. Dividends are declared in U.S. dollar and are payable in either U.S. dollar or in euros.

Description	Approved by	Dividend per share (in $)	Payout date	Total (in millions of $)
Dividend for financial year 2018	Annual general shareholders’ meeting on May 7, 2019	0.20	June 13, 2019	203
Dividend for financial year 2019	Annual general shareholders’ meeting on June 13, 2020	—	—	—
Dividend for financial year 2020	Annual general shareholders’ meeting on June 8, 2021	0.30	June 15, 2021	312
On June 8, 2021 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.30 per share. The dividend amounted to 325 (312 net of dividends paid to subsidiaries holding treasury shares), and was paid on June 15, 2021.
In February 2022, the Board of Directors recommended an increase of the base annual dividend to $0.38 per share, from
$0.30 per share, to be paid in June 2022, subject to the approval of shareholders at the annual general meeting of shareholders in May 2022.

Consolidated financial statements 364
(millions of U.S. dollar, except share and per share data)
11.5 Non-controlling interests
11.5.1 Non-wholly owned subsidiaries that have material non-controlling interests
The tables below provide a list of the subsidiaries which include significant non-controlling interests at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non- controlling voting rights at December 31, 2021	% of non-controlling interests and non- controlling voting rights at December 31, 2020	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2021	Non-controlling interests at December 31, 2021	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2020	Non-controlling interests at December 31, 2020	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2019
AMSA	South Africa	30.78%	30.78%	151	160	(34)	24	(98)
Société Nationale de Sidérurgie S.A. ("Sonasid")[1]	Morocco	67.57%	67.57%	9	118	—	114	—
ArcelorMittal Kryvyi Rih	Ukraine	4.87%	4.87%	45	187	(1)	151	(5)
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	127	187	33	116	28
Hera Ermac[2]	Luxembourg	—	—	—	855	—	855	—
AMMC	Canada	15.00%	15.00%	257	527	127	466	114
Arceo	Belgium	62.86%	62.86%	2	153	2	167	3
ArcelorMittal Liberia Ltd	Liberia	15.00%	15.00%	4	(218)	28	(222)	18
Other				14	269	—	286	3
Total				609	2,238	155	1,957	63
1.Sonasid - ArcelorMittal holds a controlling stake of 50% in Nouvelles Sidérurgies Industrielles ("NSI"). ArcelorMittal controls NSI on the basis of a shareholders’ agreement which includes deadlock arrangements in favor of the Company. NSI holds a 64.86% stake in Sonasid. The total non-controlling interests in Sonasid of 67.57% are the result of ArcelorMittal’s indirect ownership percentage in Sonasid of 32.43% through its controlling stake in NSI.
2.Hera Ermac - The non-controlling interests correspond to the equity component net of transaction fees of the mandatory convertible bonds maturing on January 31, 2024 (see note 11.2).

The tables below provide summarized statements of financial position for the above-mentioned subsidiaries as of December 31, 2021 and 2020 and summarized statements of operations and summarized statements of cash flows for the years ended December 31, 2021, 2020 and 2019.

	December 31, 2021
Summarized statements of financial position	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Current assets	1,229	232	1,657	392	685	2,058	196	176
Non-current assets	554	107	3,043	124	976	3,038	53	158
Total assets	1,783	339	4,700	516	1,661	5,096	249	334
Current liabilities	901	124	787	149	55	640	—	1,559
Non-current liabilities	362	43	284	23	54	623	—	46
Net assets	520	172	3,629	344	1,552	3,833	249	(1,271)

365 Consolidated financial statements

	December 31, 2021
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	2,695	480	4,015	1,021	—	3,997	—	372
Net income (loss)	489	15	920	272	(4)	1,713	3	63
Total comprehensive income (loss)	491	17	918	273	(4)	1,796	3	63

	December 31, 2021
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	180	23	778	90	5	2,310	8	214
Net cash provided by / (used in) investing activities	(85)	(6)	(313)	(5)	8	(844)	19	(78)
Net cash provided by / (used in) financing activities	(49)	(4)	(449)	(72)	(13)	(1,375)	(5)	(135)
Impact of currency movements on cash	(16)	(6)	1	(2)	—	—	(6)	—
Cash and cash equivalents:
At the beginning of the year	173	92	31	20	—	125	73	1
At the end of the year	203	99	48	31	—	216	89	2
Dividend to non-controlling interests		(2)	(17)	(22)		(202)	(3)

	December 31, 2020
Summarized statements of financial position	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Current assets	853	214	1,050	200	694	1,566	182	153
Non-current assets	572	114	2,871	112	1,044	2,987	89	150
Total assets	1,425	328	3,921	312	1,738	4,553	271	303
Current liabilities	875	115	619	93	54	515	—	1,583
Non-current liabilities	471	48	354	9	113	633	—	55
Net assets	79	165	2,948	210	1,571	3,405	271	(1,335)

	December 31, 2020
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	1,526	324	2,348	650	—	2,746	—	361
Net income (loss)	(110)	(1)	17	75	(208)	849	4	192
Total comprehensive income (loss)	(138)	3	14	79	(208)	747	4	192

Consolidated financial statements 366
(millions of U.S. dollar, except share and per share data)

	December 31, 2020
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	30	39	697	86	(209)	922	8	223
Net cash provided by / (used in) investing activities	(13)	(5)	(212)	(12)	208	(137)	20	(19)
Net cash provided by / (used in) financing activities	77	(1)	(485)	(65)	1	(870)	(6)	(204)
Impact of currency movements on cash	19	6	(11)	(2)	—	—	5	—
Cash and cash equivalents:
At the beginning of the year	60	53	42	13	—	210	46	1
At the end of the year	173	92	31	20	—	125	73	1
Dividend to non-controlling interests				(27)		(126)	(3)

	December 31, 2019
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	2,864	366	2,420	761	—	2,655	—	257
Net income (loss)	(319)	(1)	(100)	63	144	766	5	115
Total comprehensive income (loss)	(312)	—	(141)	64	144	761	5	115

	December 31, 2019
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	(35)	9	163	76	857	1,045	9	84
Net cash provided by / (used in) investing activities	(79)	(5)	(270)	(12)	(114)	(332)	17	(18)
Net cash provided by / (used in) financing activities	97	(6)	68	(62)	(743)	(683)	(7)	(65)
Impact of currency movements on cash	5	—	8	—	—	—	—	—
Cash and cash equivalents:
At the beginning of the year	72	55	73	11	—	180	27	—
At the end of the year	60	53	42	13	—	210	46	1
Dividend to non-controlling interests	—	(4)	—	(18)	—	(102)	(5)	—
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
Put option liabilities
On April 1, 2018, ArcelorMittal completed the acquisition of Votorantim Siderurgia (subsequently renamed ArcelorMittal Sul Fluminense "AMSF"), Votorantim S.A.'s long steel business in Brazil pursuant to which Votorantim Siderurgia became a wholly-owned subsidiary of ArcelorMittal Brasil. The acquisition was completed through the issuance of preferred shares to Votorantim S.A. representing a 2.99% interest in ArcelorMittal Brasil. Pursuant to the shareholders' agreement, such preferred shares are subject to put and call option arrangements exercisable by Votorantim S.A. and ArcelorMittal Brasil between July 1, 2019 and December 31, 2022 and between January 1,

367 Consolidated financial statements
2023 and December 31, 2024, respectively. The Company determined that it has a present ownership interest in the preferred shares subject to the put option. Accordingly, it recognized at acquisition date a 328 financial liability at amortized cost and measured at the present value of the redemption amount based on past and future EBITDA projections adjusted by certain terms of the contract. At December 31, 2021 and December 31, 2020, the liability amounted to 252 (see note 4.8) and 235 (see note 9.2), respectively.
On June 3, 2021, following an amendment to the shareholders' agreement signed between the Company and non-controlling interests in NSI, an entity in which ArcelorMittal holds a 50% controlling stake and which holds a 64.86% interest in Sonasid in Morocco, the Company granted to such non-controlling interests a put option to buy the totality of their shares in NSI exercisable by its holders during three periods between December 5, 2022 to December 4, 2024 (or from March 5, 2023 to March 4, 2025), December 5, 2027 to December 4, 2029 and December 5, 2032 to December 4, 2034. The Company recognized a financial liability at amortized cost against equity of
119 and measured at the present value of the redemption amount.
NOTE 12: RELATED PARTIES
The related parties of the Group are predominately subsidiaries, joint operations, joint ventures, associates and key management personnel (see note 8.1) of the Group. Transactions between the parent company, its subsidiaries and joint operations are eliminated on consolidation and are not disclosed in this note. Related parties include the Significant Shareholder, which is a trust of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries and which owns, together with shares owned directly by Mr. and Mrs. Mittal, 33.67% of ArcelorMittal’s issued ordinary shares.
Transactions with related parties of the Company mainly relate to sales and purchases of raw materials and steel products and were as follows:

12.1 Sales and trade receivables

		Year ended December 31,			December 31,
		Sales			Trade receivables
Related parties and their subsidiaries where applicable	Category	2021	2020	2019	2021	2020
Calvert	Joint Venture	3,549	1,488	2,518	48	18
Gonvarri Steel Industries [1]	Associate	2,234	1,395	1,728	72	67
Acciaierie d'Italia [2]	Joint Venture	1,193	—	—	363	—
ArcelorMittal CLN Distribuzione Italia	Joint Venture	499	304	483	35	6
Borçelik	Joint Venture	484	312	474	105	15
Aperam	Other	478	155	172	67	19
Bamesa	Associate	370	226	365	53	27
Tuper	Joint Venture	326	128	147	60	36
WDI [3]	Associate	195	106	105	2	1
ArcelorMittal RZK Çelik Servis Merkezi	Joint Venture	154	167	225	67	14
Coils Lamiere Nastri (C.L.N.)	Associate	150	146	247	8	7
Tameh	Joint Venture	107	64	109	19	6
Condesa [4]	Joint Venture	106	46	69	—	11
ArcelorMittal BE Group	Joint Venture	81	37	56	7	—
SSC Tanger	Associate	78	49	55	1	1
Stalprofil	Associate	64	47	58	12	2
Alkat	Associate	56	32	27	14	6
I/N Kote [5]	Other	—	226	321	—	—
Other		395	214	283	151	33
Total		10,519	5,142	7,442	1,084	269
1.Gonvarri Steel Industries include mainly the joint ventures ArcelorMittal Gonvarri Brasil Productos Siderúrgicos and ArcelorMittal Gonvarri SSC Slovakia.

Consolidated financial statements 368
(millions of U.S. dollar, except share and per share data)
2.On April 14, 2021, ArcelorMittal completed an investment agreement with Invitalia, an Italian state-owned company, forming the joint venture Acciaierie d’Italia (see note 2.3.1). On September 30, 2021, the raw material supply agreement between Acciaierie d’Italia and the Company expired without renewal.
3.WDI includes Westfälische Drahtindustrie Verwaltungsgesellschaft mbH & Co. KG and Westfälische Drahtindustrie GmbH.
4.On November 19, 2021, the Company completed the acquisition of Condesa, a joint venture in which it already held a 33% interest, through the acquisition of the remaining 67% shares (see note 2.2.4).
5.I/N Kote was divested on December 9, 2020 upon completion of ArcelorMittal USA sale (see note 2.3.1).

12.2 Purchases and trade payables

		Year ended December 31,			December 31,
		Purchases			Trade payables
Related parties and their subsidiaries where applicable	Category	2021	2020	2019	2021	2020
Tameh	Joint Venture	404	171	273	178	37
Global Chartering	Joint Venture	286	138	—	20	8
Integrated Metal Recycling	Joint Venture	167	—	—	—	—
AMNS India	Joint Venture	166	18	—	1	—
Sitrel	Joint Venture	88	29	49	2	—
Aperam	Other	86	56	47	15	8
CFL Cargo	Associate	71	54	63	26	16
Exeltium	Associate	71	50	52	12	12
Alkat	Associate	68	53	36	10	8
Calvert	Joint Venture	63	124	127	6	9
Baycoat	Joint Venture	53	46	47	6	7
Gonvarri Steel Industries [1]	Associate	45	19	22	19	17
Al Jubail	Joint Venture	21	16	53	7	7
Other		284	377	323	129	143
Total		1,873	1,151	1,092	431	272
1.Gonvarri Steel Industries include mainly the joint ventures ArcelorMittal Gonvarri Brasil Productos Siderúrgicos and ArcelorMittal Gonvarri SSC Slovakia.

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
At December 31, 2020, the shareholder loans granted by the Company to Al Jubail, with various maturity dates, had a carrying value of 109. They were fully converted into equity in 2021 (see note 2.4.1).
As of December 3, 2014, ArcelorMittal Calvert LLC signed a member capital expenditure loan agreement with the joint venture Calvert and as of December 31, 2021, the loans amounted to 195 including accrued interest. The loans bear interest from 2.28% to 4.77% and have various maturity dates ranging from less than 1 to 25 years.
On November 8, 2019, Baffinland entered into an agreement with a bank to finance up to 6 million tonnes at 78% of the value of the iron ore produced and hauled to the port of Milne Inlet by Baffinland up to a limit of 450. This arrangement was renewed on December 1, 2020. On December 7, 2021, Baffinland signed a new agreement with a bank to finance up to 6 million tonnes at 82% of the value of the iron ore produced and hauled to the port of Milne Inlet by Baffinland up to a limit of 600.
ArcelorMittal's shared operator rights terminated on June 30, 2018 and the Company retained marketing rights until December 31, 2019. For the duration of 2020, ArcelorMittal provided transitional marketing services to Baffinland.
Following the Indian Supreme Court ruling dated October 4, 2018, ArcelorMittal completed a series of payments to the financial creditors of KSS Petron to clear overdue debts (see note 4.6). AMNS India has the right to enforce the KSS Petron

369 Consolidated financial statements
debt on behalf of the Company for an outstanding amount of 136 as of December 31, 2021.
NOTE 13: SUBSEQUENT EVENTS
On March 3, 2022, ArcelorMittal announced its decision to idle its steelmaking operations in Kryvyi Rih, Ukraine in order to ensure the safety and security of its employees and assets. The Company has been evaluating the situation on a daily basis and production had previously been reduced with the plant operating at a technical minimum (approximately one-third of its normal production levels). The process to idle all blast furnaces commenced on the same day.
The Company's operations in Ukraine consist of a steel plant, which produced 4.9 million tonnes of steel in 2021, and (captive) mines that produced 11.7 million tonnes of iron ore in 2021; the related property, plant and equipment had a carrying value of 2.3 billion on the Company’s statement of financial position at December 31, 2021. In 2021, the Company’s Ukrainian operations (and in particular its Kryvyi Rih steel plant) recorded 4.6 million of steel shipments, generating 4.1 billion of sales including 0.9 billion of sales to customers located in Ukraine.
The Company cannot predict duration of the idling as it will depend on the remaining course of the conflict and the establishment of safe and stable operating and logistical conditions thereafter, as well as potential repairs of any damages sustained. More generally the conflict between Russia and Ukraine could have a material adverse effect on the overall macroeconomic environment, potentially affecting steel and iron ore demand and prices as well as increasing energy costs.