Form 20-F
period 2022-12-31
ArcelorMittal
filed 2023-03-08
CIK 1243429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
805,337,929
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
Yes ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer," "accelerated filer" and "emerging growth company” in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                     ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☐  International Financial Reporting Standards as issued by the International Accounting Standards
Board  ☒   Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐   Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No  ☒

Form 20-F Cross Reference Guide

Item	Form 20-F Caption	Reference in current report	Page
Presentation of financial and certain other information		Glossary - definitions, terminology and principal subsidiaries	274
Cautionary statement regarding forward-looking statements		Cautionary statement regarding forward-looking statements	10
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offers Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
A.	[Reserved]	Not applicable
B.	Capitalization and indebtedness	Not applicable
C.	Reasons for the offer and use of proceeds	Not applicable
D.	Risk factors	Risk Factors	20
Item 4.	Information on the Company
A.	History and development of the Company	History and development of the Company, Key transactions and events in 2022 and recent developments, Sustainable development highlights - leading the decarbonization of the steel industry, Capital expenditures, Sources and uses of cash	3, 11, 14, 122 and 190
B.	Business overview	Business strategy, Market information, Competitive strengths, Sustainable development, Products, Sales and marketing, Insurance, Intellectual property, Government regulations, Risk management process	4, 11, 46, 48, 56, 85, 89, 47 and 90
C.	Organizational structure	Organizational structure	103
D.	Property, plants and equipment	Property, plant and equipment, Capital expenditures, Reserves and Resources (iron ore and coal)	105, 122 and 124
Item 4A.	Unresolved staff comments	None
Item 5.	Operating and Financial Review and Prospects
A.	Operating results	Key factors affecting results of operations, Operating results	150 and 173
B.	Liquidity and capital resources	Liquidity and capital resources	187
C.	Research and development, patents and licenses, etc.	Competitive strengths, Research and development	4, 49
D.	Trend information	Outlook and Key factors affecting results of operations	195, 150
E.	Critical Accounting Estimates	Critical accounting policies and use of judgments and estimates	173
Item 6.	Directors, Senior Management and Employees
A.	Directors and senior management	Directors and senior management	196
B.	Compensation	Compensation	214
C.	Board practices/corporate governance	Corporate governance, Directors and senior management	237, 196
D.	Employees	Employees	232
E.	Share ownership	Management share ownership, Compensation	248, 214
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
A.	Major shareholders	Major shareholders	246
B.	Related party transactions	Related party transactions	249
C.	Interest of experts and counsel	Not applicable
Item 8.	Financial Information
A.	Consolidated statements and other financial information	Consolidated financial statements as of and for the year ended December 31, 2022	280
B.	Significant changes	Not applicable
Item 9.	The Offer and Listing

A.	Offer and listing details	Markets	251
B.	Plan of distribution	Not applicable
C.	Markets	Markets	251
D.	Selling shareholders	Not applicable
E.	Dilution	Not applicable
F.	Expenses of the issue	Not applicable
Item 10.	Additional Information
A.	Share capital	Share capital	253
B.	Memorandum and articles of association	Memorandum and Articles of Association	255
C.	Material contracts	Material contracts	264
D.	Exchange controls	Exchange controls and other limitations affecting security holders	265
E.	Taxation	Taxation	266
F.	Dividends and paying agents	Paying agents and Earnings distribution	251, 190
G.	Statements by experts	Reserves and Resources (iron ore and coal) and Exhibits 15.1, 15.2, 15.3, 15.4, 15.5, 15.6, 15.7, 15.8, 15.9, 15.10, 15.11, 15.12, 15.13 and 15.14	124, 277
H.	Documents on display	History and development of the Company	3
I.	Subsidiary information	Not applicable
J.	Annual Report to Security Holders	Not applicable
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	Disclosures about market risk	193
Item 12.	Description of Securities Other Than Equity Securities
A.	Debt Securities	Not applicable
B.	Warrants and Rights	Not applicable
C.	Other Securities	Not applicable
D.	American Depositary Shares	New York Registry Shares	251
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	Evaluation of disclosure controls and procedures, Management’s report on internal control over financial reporting and Internal control procedures	270, 270 and 47
Item 16A.	Audit committee financial expert	Corporate governance	237
Item 16B.	Code of Ethics	Corporate governance — Code of Business Conduct	237
Item 16C.	Principal Accountant Fees and Services	Principal accountant fees and services	273
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of equity securities by the issuer and affiliated purchasers	252
Item 16F.	Change in Registrant’s Certifying Accountant	Not applicable
Item 16G.	Corporate Governance	Corporate governance	237
Item 16H.	Mine Safety Disclosure	Not applicable
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
Item 16J.	Insider Trading Policies	Not applicable
Part III
Item 17.	Financial statements	Consolidated financial statements	280
Item 18.	Financial statements	Consolidated financial statements	280
Item 19.	Exhibits	Exhibits	277

Management report
Introduction
Company overview
ArcelorMittal is one of the world’s leading integrated steel and mining companies. ArcelorMittal is the largest steel producer in Europe and among the largest in the Americas, second largest in Africa and the sixth largest steel producer in the CIS region and has a smaller but growing presence in Asia.
*Iron ore production includes production from ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P. ("AMMC"), AM Liberia ("AML") and captive mines.
ArcelorMittal has steel-making operations in 16 countries, including 37 integrated and mini-mill steel-making facilities. As of December 31, 2022, ArcelorMittal had approximately 154,352 employees.
ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 150 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce various types of mining products including iron ore lump, fines, concentrate, pellets, sinter feed and coking coal.
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
History and development of the Company
ArcelorMittal results from the merger in 2007 of its predecessor companies Mittal Steel Company N.V. and Arcelor, each of which had grown through acquisitions over many years. Since its creation ArcelorMittal has experienced periods of external growth as well as consolidation and deleveraging (including through divestment).
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
ArcelorMittal’s steel-making operations have a high degree of geographic diversification. In 2022, approximately 34% of its crude steel was produced in the Americas, approximately 54% was produced in Europe and approximately 12% was produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations are present in North and South America, Africa, Europe and the CIS region and captive mines are integrated with the Company's global steel-making facilities.

Management report
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
Market leader in steel. ArcelorMittal had annual achievable production capacity of approximately 82.1 million tonnes of crude steel for the year ended December 31, 2022. Steel shipments for the year ended December 31, 2022 totaled 55.9 million tonnes. ArcelorMittal has significant operations in many countries which are described in "Properties and capital expenditures". In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).
The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 150 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. The Company is a strategic partner to several of the major original equipment manufacturers (“OEMs”) and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.
A world-class mining business. ArcelorMittal has a global portfolio of 12 operating units with mines in operation and development and is among the largest iron ore producers in the world. In 2022, ArcelorMittal sourced a large portion of its raw materials from its own mines and facilities including finance leases. The table below reflects ArcelorMittal's self-sufficiency through its mining operations in 2022.

Millions of metric tonnes	Consumption	Sourced from own mines/facilities[2]	Other sources	Self-sufficiency %
Iron ore	73.0	44.2	28.8	61%
PCI & coal[1]	30.2	2.7	27.5	9%
Coke	17.5	17.1	0.4	98%
Scrap & DRI	26.1	13.5	12.6	52%
1.Includes coal only for the steelmaking process and excludes steam coal for power generation. ArcelorMittal's consumption of PCI and coal was 6.0 million tonnes and 24.2 million tonnes, respectively, for the year ended December 31, 2022.
2.Assumes 100% consumption of ArcelorMittal's iron ore and coal shipments.
The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine, South Africa and through its joint venture in India and associate in Canada (Baffinland). It has coal mining activities in Kazakhstan. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, metallurgical coals including hard and weak coals. In addition, ArcelorMittal produces substantial amounts of direct reduced iron ("DRI") which is a scrap substitute used in its mini-mill facilities to supplement external metallic purchases. As of December 31, 2022, ArcelorMittal’s iron ore reserves (including reserves at mines where ArcelorMittal owns less than 100%, based on ArcelorMittal's ownership percentage even if ArcelorMittal is entitled to mine all the reserves, and including reserves for which use is restricted) were estimated at 4,154 million tonnes run of mine and its total coal reserves were estimated at 207 million tonnes run of mine. See “Property, Plant and Equipment—Reserves and Resources (iron ore and coal)” for a detailed list of the entities with mineral reserves and resources and ownership structure. The Company’s long-life iron ore and coal

Management report
reserves and resources provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. The seaborne iron ore mining business is managed as a separate segment which enhances ArcelorMittal’s ability to optimize capital allocation.
ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own, or partially owned, 16 deep-water port facilities and linked railway sidings.
Market-leading automotive steel business. ArcelorMittal has a leading market share with approximately 15% of the worldwide market share in the automotive steel business as of December 31, 2022, and is a leader in the fast-growing advanced high-strength steels ("AHSS") segment, specifically for flat products. ArcelorMittal is the first steel company in the world to embed its own engineers within an automotive customer to provide engineering support. The Company begins working with OEMs as early as five years before a vehicle reaches the showroom, to provide generic steel solutions, co-engineering and help with the industrialization of the project. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide well-engineered solutions that help make vehicles lighter, safer and more fuel-efficient.
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
S-in motion® projects for electrical cars in the C-segment as well as for the plug-in hybrid C-segment were completed in 2019. There are multiple specificities for BEVs: shorter front module, necessity to protect batteries against crash, lowering of the center of gravity, huge additional weight due to batteries, etc. These specificities require rethinking crash management. S-in Motion® BEV for SUV is a catalog of steel solutions adapted to this new type of vehicles. Advanced and especially ultra-high strength steels, innovative press hardened steels, laser welded blanks are especially highlighted as key solutions for an optimal performance (safety/weight) and battery safety. The growth of various types of electric vehicles will impact design and manufacturing. For instance, new large mass batteries change the mass distribution of a vehicle and impact the design and manufacturing of the chassis and wheels. Battery protection provides another example: both the battery box and body structure have to protect the battery in the event of a crash. AHSS products are among the most affordable solutions on the market for these specific applications. In a context where the supply of electric vehicles, and especially BEVs are expected to grow quickly, new projects have been launched to address these new trends.
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
In 2020, ArcelorMittal was OEM qualified for galvanized Fortiform® 980 material, and sourced for the first time ever on all new vehicle platforms launching throughout 2021 and 2022. Fortiform® 980 is an advanced grade of steel designed specifically for the auto industry, it offers leading-edge formability and strength with superior weldability. In 2022, the automotive industry’s priority turned towards the simplification of the vehicle manufacturing complexity linked to the rising importance of electrical vehicles. ArcelorMittal’s response is the ArcelorMittal Multi-Part Integration™ ("MPI") concept integrating a large number of parts into one single component combining PHS (Usibor®) and laser welding technology. Examples of MPI are the rear H-Frame and the double door ring. In 2022, the Company launched an H-frame project in China with Dongfeng Voyah, and after the huge success of MPI door-ring concepts in the U.S. and China (5 million parts produced in 2022), the Company succeeded in a breakthrough of Door-Ring concept with several OEMs in Europe.
Sustainability (with focus on CO2 emission reduction in the supply chain) has become a key requirement in the automotive industry linked to the importance of sustainability in the holistic electrical vehicle marketing concept. In 2021, ArcelorMittal has launched two solutions under the XCarb™ brand: XCarb™ green steel certificates and XCarb™ recycled and renewable produced, which was well received in industry and automotive markets. The first XCarb® recycled and renewably produced steels have been successfully launched. Hot Rolled steels are already available in Europe, exhibiting strongly reduced global warming potential and Usibor® XCarb™ recycled and

Management report
renewably produced was announced in July 2022 to be in the final stages of development as part of the partnership with Gestamp. See "—Sustainable development highlights - leading the decarbonization of the steel industry".
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
•Diversified production process. In 2022, approximately 44.3 million tonnes of crude steel were produced through the basic oxygen furnace process and approximately 14.7 million tonnes through the electric arc furnace ("EAF") process. This provides ArcelorMittal with greater flexibility in its raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.
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
Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. In line with its deleveraging focus at the time, it announced in August 2019 that it had identified opportunities to unlock up to $2 billion in value from its asset portfolio over the then- following two years. In 2020, the Company completed its goal with the sale of ArcelorMittal USA to Cleveland-Cliffs.
In 2020, the Company successfully reduced fixed costs, including through temporary measures, in line with lower production resulting from the impacts of the COVID-19 pandemic. This reduction was achieved through significant savings in labor cost (including temporary salary reductions, utilizing the available economic unemployment schemes to match workforce to operating rates, temporary layoffs, reduction/elimination of contractors, reduced overtime, etc.), reduction in repairs and maintenance expenses (given lower operating rates) and savings in selling, general and administrative expenses. The comprehensive measures taken to “variabilize” fixed costs were critical to protecting profitability and cash flows. As economic activity recovered during the year, the Company responded by restarting or increasing production, leading to the reversal of some of these temporary savings. At the same time, the Company remained focused on structural cost improvements to appropriately position its fixed cost base for the post-COVID-19 operating environment. These savings were expected to limit the increase in fixed costs as activity and production levels recovered, thus leading to lower fixed costs per tonne. In total, $1.0 billion of structural cost improvements were identified within this fixed cost reduction program which was expected to be fully realized in 2022. In 2021, the Company achieved $0.6 billion of fixed cost savings relating to its previously announced $1.0 billion structural improvement plan. Savings were achieved through productivity gains and footprint optimization (following closures at Kraków, coke plant in Florange, and Saldanha); and SG&A savings including a 20% reduction in corporate office costs including headcount reduction. The Company did not make progress against its plan related to repairs and maintenance following the decision taken to maintain such expenditures at higher levels to ensure operational reliability.

Management report
In February 2022, the Company announced a new three-year $1.5 billion value plan focused on creating value through well-defined commercial and operational initiatives. This plan did not include the impact of strategic capital expenditure projects (which will be followed separately). The plan includes commercial initiatives, including volume/mix improvements and operational improvements (primarily in variable costs). The plan aimed at protecting operating income potential of the business from rising inflationary pressures, improving its relative competitive position vis-a-vis its peers and supporting sustainably higher profits.
The value plan has progressed during 2022 and is on track. Several actions were taken in 2022 which yielded improvement of $0.4 billion (approximately 25% of the plan). Examples of the initiatives undertaken are as follows:
•Commercial: Projects to improve cost to manufacture value-added products; and increase higher added value mix (e.g. Magnelis products and AHSS)
•Operational: Improvement of fuel rates in blast furnaces; substitution of purchased coke through improved performance of coke oven batteries; purchasing gains through local sourcing initiatives
With the ongoing focus to execute and deliver the value plan initiatives, the Company anticipates improvements in excess of $1.1 billion over the next 2 years.
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
In recent years, the Company has focused on improving its costs through its Action 2020 program and non-core asset disposals as well as through some strategic M&A activity including significant acquisitions in 2022. In 2020, the Company sold ArcelorMittal USA and on April 14, 2021, the Company created a joint venture (Acciaierie d'Italia) with the Italian government. In 2022, in the framework of its decarbonization strategy, ArcelorMittal acquired four scrap metal recycling businesses in Europe in order to enhance its scrap supply security and sufficiency as well as an 80% interest in voestalpine's world-class Hot Briquetted Iron ("HBI") plant in Texas subsequently renamed ArcelorMittal Texas HBI LLC ("ArcelorMittal Texas HBI"). It also announced the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil, a world class asset, producing the highest quality slab at a globally competitive cost. The acquisition is expected to close during the first quarter of 2023. For further details please see "Introduction—Key transactions and events in 2022".
Sustainability leadership.
ArcelorMittal is committed to leading the industry’s efforts to decarbonize, and to being part of the solution to the world reaching net-zero by 2050. In addition to its 2050 net-zero target, the Company has recently set a group target of reducing its CO2 emissions intensity by 25% by 2030, and in its European operations, by 35% by 2030 (scope 1 and 2 emissions). As innovation is central to the Company's success with the onus it places on research and development ("R&D") with the goal of ensuring ArcelorMittal is at the forefront of the evolution of steelmaking processes and products, the Company has developed the industry’s broadest and most flexible suite of low-emissions steelmaking technologies and has integrated them into two pathways, Smart Carbon and Innovative-DRI, both of which hold the potential to deliver carbon-neutral steelmaking.
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

Management report
ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal Sales & Administration LLC
833 W. Lincoln Highway, Suite 200E,
Schererville, IN 46375
Telephone: +219 256 7303
Internet site
ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained on or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site and to any other Internet sites (other than to specific documents furnished to or filed with the SEC and specifically incorporated by reference herein) are inactive textual references and are for information only.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.
ArcelorMittal produces a range of publications to inform its shareholders. These documents are available in various formats: they can be viewed online or downloaded. Please refer to www.arcelormittal.com, where they can be located within the Investors menu, under Financial Reports, or within the Corporate Library.
Any request for documents may be sent to: company.secretary@arcelormittal.com or ArcelorMittal’s registered office.
Sustainable development
ArcelorMittal’s sustainable development information is detailed in the Integrated Annual Review that will be published during the second quarter of 2023 and will be available within the Corporate Library on www.arcelormittal.com. For further information, please refer to the section "Sustainable Development".
ArcelorMittal as parent company of the ArcelorMittal group
ArcelorMittal, incorporated under the laws of Luxembourg, is the parent company of the ArcelorMittal group and is expected to continue this role during the coming years. The Company has no branch offices.
Listings
ArcelorMittal’s shares (also referred to as "ordinary shares" or "common shares" throughout this report) are traded on several exchanges: New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). Its primary stock exchange regulator is the Luxembourg CSSF ("Commission de Surveillance du Secteur Financier"). ArcelorMittal’s CSSF issuer number is E-0001.
ArcelorMittal’s 5.50% Mandatorily Convertible Subordinated Notes ("MCNs") due 2023 issued in May 2020 are listed on the New York Stock Exchange.
Indexes
ArcelorMittal is a member of more than 145 indices including: STOXX Europe 600, S&P Europe 350, CAC40, MSCI Pan-Euro, Bloomberg World Index, IBEX 35, Euronext Paris CAC Basic Materials Index, DAXglobal Steel EUR Price and Euronext Amsterdam AEX Basic Materials Index. Recognized for its commitments to sustainable development, ArcelorMittal is also included in the FTSE4Good Index, Euronext Vigeo Europe 120 and the Euronext Most Advanced Benelux 20. Further, ArcelorMittal has been participating in CDP Climate since 2005 and the United National Global Compact since 2003.
Share price performance
During 2022, the price of ArcelorMittal shares decreased by 18% in dollar terms compared to 2021 year on year; the chart below shows a comparison between the performance of ArcelorMittal’s shares and the Eurostoxx600 Basic Resource (SXPP).

Management report
Capital return policy
On May 4, 2022, at the annual general meeting of shareholders, the shareholders approved the dividend of $0.38 per share proposed by the Board of Directors. The dividend amounted to $332 million and was paid on June 10, 2022.
In accordance with its capital return policy, the Company expects to pay a base annual dividend (to be progressively increased over time). In addition, 50% of the amount of free cash flow (calculated as net cash provided by operating activities less purchases of property, plant and equipment and intangibles ("capital expenditures") less dividends paid to non-controlling shareholders) remaining after paying the base annual dividend is allocated to a share buyback program. Should the ratio of net debt to operating income (loss) less depreciation, impairment and special items be greater than 1.5x then the share buyback will not be made.
During 2022, as part of its capital return policy and pursuant to the authorization given by the annual general meeting of shareholders on June 8, 2021 and May 4, 2022, ArcelorMittal completed two share buyback programs and announced a third share buyback program which remains outstanding. Including the $8.7 billion from share buyback programs that were completed in 2020 and 2021 and $2.9 billion from shares repurchased during 2022, the Company returned in total $10.5 billion to shareholders under the above-mentioned capital return policy. Considering the shares repurchased in 2022, a further approximately $0.1 billion of repurchases will be undertaken to complete the 2022 capital return. Additional buybacks under the outstanding buyback program announced in July 2022 will be allocated to the 2023 capital return (targeting 50% of post-dividend free cash flow as per the policy). To ensure sufficient allocation for the 2023 capital return, the Company will request additional authority from shareholders at the annual general meeting of shareholders in May 2023. For further information on buybacks see section "Purchases of equity securities by the issuer and affiliated purchasers" below.
In February 2023, the Board of Directors recommended an increase of the base annual dividend to $0.44/share (from $0.38/share paid in 2022) to be paid in two equal installments in June 2023 and December 2023, subject to the approval of shareholders at the annual general meeting of shareholders in May 2023.
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
ArcelorMittal’s senior management plans to meet investors and shareholder associations in road shows throughout 2023.

Management report
Depending on their geographical location, investors may use the following e-mails or contact numbers to reach the investor relations team:

investor.relations@arcelormittal.com	+44 203 214 2893
creditfixedincome@arcelormittal.com	+33 1 7192 1026
Sustainable responsible investors
The Investor Relations team is also a source of information for the growing sustainable responsible investment community. The team organizes special events on ArcelorMittal’s corporate responsibility strategy and answers all requests for information sent to the Group at investor.relations@arcelormittal.com or may be contacted at +44 7435 192 206.
Financial calendar
The schedule is available on ArcelorMittal’s website www.arcelormittal.com under Investors, Financial calendar.

Financial results*:
Results for the 1st quarter 2023	May 4, 2023
Results for the 2nd quarter 2023 and 6 months 2023	July 27, 2023
Results for the 3rd quarter 2023	November 9, 2023
Meeting of shareholders:
Annual general meeting of shareholders	May 2, 2023
* Earnings results are issued before the opening of the stock exchanges on which ArcelorMittal is listed.
Contact the investor relations team according to the information detailed above or please visit www.arcelormittal.com/corp/investors/contact.
Cautionary Statement Regarding Forward-Looking Statements
This annual report contains forward-looking statements based on estimates and assumptions. This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of ArcelorMittal, including its subsidiaries. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of ArcelorMittal.
These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by securities and other applicable laws and regulations. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section titled “Risk factors”.
All information that is not historical in nature and disclosed under “Operating and financial review” is deemed to be a forward-looking statement.
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
Financial information
This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2022 and 2021, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2022, 2021 and 2020. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report

Management report
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
Key transactions and events in 2022
During 2022, ArcelorMittal completed several financing and liability management transactions. Please refer to the "Business overview—Liquidity and capital resources" and "Operating and financial review—Liquidity and capital resources—Financings" of this report for a summary of these transactions.
•On January 14, 2022, ArcelorMittal announced that 45 million treasury shares had been cancelled to keep the number of treasury shares within appropriate levels. This cancellation took into account the shares already purchased under the $1 billion share buyback announced on November 17, 2021, which was completed on December 28, 2021. As a result of these cancellations, ArcelorMittal had 937,809,772 shares in issue (compared to 982,809,772 before the cancellation).
•On March 3, 2022, ArcelorMittal announced its decision to idle its steelmaking operations in Kryvyi Rih, Ukraine in order to ensure the safety and security of its employees and assets. The process to safely idle all blast furnaces while maintaining asset integrity commenced on the same day. On April 11, 2022, blast furnace No. 6 (approximately 20% of Kryvyi Rih capacity) was restarted to resume low levels of pig iron production. Iron ore production was approximately at 55% of capacity during the first half of 2022. During the third quarter, iron ore production was temporarily suspended due to weaker demand and logistic constraints but restarted in early October 2022 at approximately 25% level. Key production assets have not been seriously damaged at the date of this report (as a result of the missile strike at the plant premises on December 5, 2022).
•On March 30, 2022 Votorantim S.A. exercised its put option right under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim S.A.'s long steel business in Brazil in 2018, which became a wholly-owned subsidiary of ArcelorMittal Brasil. ArcelorMittal Brasil calculated the put option exercise price in the amount of BRL 0.8 billion ($0.2 billion), but Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price. The definition of the final put option exercise price is now subject to arbitration proceedings.
•On April 26, 2022, ArcelorMittal announced that it had completed its $1 billion share buyback program announced on February 11, 2022 under the authorization given by the annual general meeting of shareholders of June 8, 2021. By market close on April 25, 2022, ArcelorMittal had repurchased 31,751,960 shares for a total value of €911 million (equivalent to $1 billion) at an approximate average price per share of €28.68 ($31.49).
•On May 18, 2022, ArcelorMittal announced that 60 million treasury shares had been cancelled to keep the number of treasury shares the Company holds within appropriate levels. This cancellation took into account shares already purchased under the $1 billion share buyback announced on May 5, 2022. As a result of this cancellation, ArcelorMittal had 877,809,772 shares in issue (compared to 937,809,772 before the cancellation).
•On May 31, 2022, Acciaierie d’Italia Holding and Ilva signed an amendment to the Ilva lease agreement (with a conditional purchase obligation) to, among other changes, extend the longstop date for the fulfillment of the conditions precedent (and, therefore, the term of the lease of the Ilva business) by two years (i.e., until May 31, 2024). In parallel, ArcelorMittal and Invitalia signed an amendment to their investment agreement (i) to extend the latest date for the second equity injection to May 31, 2024 so as to coincide with the latest date for the fulfillment of the conditions precedent for the purchase of the Ilva business assets and (ii) to reflect certain other circumstances. At the end of December 2022, in order to address the financial consequences on the Acciaierie d’Italia group of the unprecedented spike in energy costs caused by the Ukraine crisis, ArcelorMittal, the Italian Government and Invitalia agreed, among other things, to accelerate the funding originally envisaged to occur in connection with the acquisition of Ilva’s assets, consisting in particular of €680

Management report
million from Invitalia and €70 million from ArcelorMittal (corresponding to an equivalent amount of receivables towards the Acciaierie d’Italia Group), in the form of a convertible shareholder loan made available on February 14, 2023, as a result of which, upon conversion, Invitalia’s stake in ADI Holding will be increased to 60% and ArcelorMittal’s will reduce to 40%. The settlement of Invitalia’s shareholder loan was completed on February 17, 2023. The latest amendment to the investment agreement also introduced a partial modification to the company’s governance effective as of the end of the term of the current board of directors (set to expire with the approval of the 2023 financial statements), when Invitalia will become entitled to appoint the CEO (subject to ArcelorMittal’s approval) and ArcelorMittal to appoint the chairman (subject to Invitalia’s approval) and each party will continue to appoint two more board members. Also, as from the conversion of the shareholder loans into capital, Invitalia will have the right to transfer to any third party an interest of no more than 20% of the share capital of Acciaierie d’Italia Holding, subject however to ArcelorMittal’s right of first refusal.

•On June 9, 2022, ArcelorMittal announced that it had completed its $1 billion share buyback program announced on May 5, 2022 under the authorization given by the annual general meeting of shareholders of May 4, 2022 bringing the total 2022 buybacks completion to $2 billion as of such date. By market close on June 8, 2022, ArcelorMittal had repurchased 33,349,597 shares for a total value of €943 million (equivalent to $1 billion) at an approximate average price per share of €28.26 ($29.99). The shares acquired under the program are intended (i) to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities (ii) to reduce ArcelorMittal’s share capital, and/or (iii) to meet ArcelorMittal’s obligations arising from employee share programs.
•On June 30, 2022, ArcelorMittal completed the acquisition of an 80% shareholding in voestalpine’s world-class HBI plant located in Corpus Christi, Texas for total consideration of $817 million. The state-of-the-art plant, which was opened in October 2016, is one of the largest of its kind in the world. It has an annual capacity of two million tonnes of HBI, a high-quality feedstock made through the direct reduction of iron ore which is used to produce high-quality steel grades in an EAF, but which can also be used in blast furnaces, resulting in lower coke consumption. HBI is a premium, compacted form of Direct Reduced Iron ("DRI") developed to overcome issues associated with shipping and handling DRI. The facility is ideally located with its own deep-water port and unused land on the site which provides options for further development. voestalpine has retained a
20% interest in the plant with a corresponding offtake agreement with an initial ten-year term renewable as long as voestalpine retains any interest in ArcelorMittal Texas HBI. ArcelorMittal would own 100% of any future development. The remaining balance of production will be delivered to third parties under existing supply contracts, and to ArcelorMittal facilities, including to AM/NS Calvert in Alabama, upon the commissioning of its 1.5 million tonne EAF. Pursuant to the purchase agreement, voestalpine's 20% interest is subject to a call option exercisable by ArcelorMittal upon termination of the offtake agreement or failure by voestalpine to purchase the offtake volume. In addition, voestalpine has a put option exercisable on the fifth, tenth and fifteenth anniversary of the acquisition date with an exercise price defined as the lower of equity value increased by an annual contractual return and fair value and for which the Company recognized a $177 million liability at inception.
•On July 29, 2022, the Company announced a new share buyback program of 60,431,380 shares (approximately $1.4 billion based on share price as of July 26, 2022) to be completed by the end of May 2023 (subject to market conditions) under the authorization given by the annual general meeting of shareholders of May 4, 2022, bringing the total 2022 buybacks announced as of such date to approximately $3.4 billion. This is the maximum shares purchasable under current shareholder authorization. The Significant Shareholder has decided not to participate in the program consistent with the position announced on February 25, 2022. The shares acquired under the program are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities; to reduce ArcelorMittal’s share capital, and/or to meet ArcelorMittal’s obligations arising from employee share programs.
In addition, the Company announced or completed the following additional acquisitions:
•On February 28, 2022, ArcelorMittal acquired John Lawrie Metals Limited, a UK based leading consolidator of ferrous scrap metal, for total consideration of £35 million ($43 million net of cash acquired of $5 million) as part of its strategy of increasing the use of scrap steel to lower CO2 emissions from steelmaking in both the EAF and blast furnace routes.
•On May 2, 2022, ArcelorMittal completed the acquisition of Architectural Steel Limited, a UK based manufacturer of bespoke metal fabrications and flashings for building envelopes to strengthen ArcelorMittal Downstream Solutions' construction business within the Europe segment. Total consideration was £36 million ($39 million net of cash acquired of $6 million).

Management report
•On May 9, 2022, in order to strengthen the Company's plate operations in the Europe reportable segment in selected downstream and distribution activities, ArcelorMittal increased its interest in the former associate Centro Servizi Metalli S.p.A., a stainless plate processing business with operations mainly in Italy and Poland, from 49.29% to 91.68% through the acquisition of a 42.39% controlling stake for €13.5 million ($7 million net of cash acquired of $7 million).
•On July 1, 2022, the Company completed the acquisition of three subsidiaries from environmental services and recycling company ALBA International Recycling (ALBA Metall Süd Rhein-Main GmbH, ALBA Electronics Recycling GmbH and ALBA Metall Süd Franken GmbH) active in ferrous and non-ferrous metal recycling in Germany for total consideration of $65 million of which €51 million ($45 million net of cash acquired of $9 million) in cash and deferred consideration of $11 million.
•On July 28, 2022, ArcelorMittal announced it had signed an agreement with the shareholders of CSP to acquire CSP for an enterprise value of approximately $2.2 billion. The acquisition is expected to close during the first quarter of 2023 as the Company obtained final approval by CADE (Brazilian antitrust). CSP is a world-class operation, producing high-quality slab at a globally competitive cost. CSP’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016 and produced its first slabs in June of that year. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant. CSP operates within Brazil’s first Export Processing Zone, and benefits from various tax incentives including a low corporate income tax rate. The acquisition brings several strategic benefits to ArcelorMittal, including the potential to:
–Expand the Company’s position in the high-growth Brazilian steel industry.
–Capitalize on the significant planned third-party investment to form a clean electricity and green hydrogen hub in Pecém.
–Add 3 million tonnes of high-quality and cost-competitive slab capacity, with the potential to supply slab intra-group or to sell into North and South America.
–Allow for further expansions by the Company, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity.
–Capture over $50 million of identified synergies, including SG&A, procurement and process optimization.
The state of Ceará has ambitions to develop a low-cost green hydrogen hub. The Pecém Green Hydrogen Hub, a partnership between the Pecém Complex and Linde, a leading global industrial gases and engineering company, is a large-scale green hydrogen project at the Port of Pecém which is targeting to produce up to 5 GW of renewable energy and 900,000 tonnes per year of green hydrogen in a series of phases. The first phase, which the partnership currently expects to be completed over the course of the next five years, targets the construction of 100-150 MW of renewable energy capacity.
•On December 29, 2022, ArcelorMittal announced it signed an agreement to acquire Polish scrap metal recycling business, Zakład Przerobu Złomu (“Złomex”). The transaction's closing, which is subject to customary regulatory approvals is expected during the first half of 2023. Zlomex operates scrap yards in Krakow and Warsaw which last year processed and shipped almost 400,000 tonnes of ferrous scrap metal. Zlomex supplies a range of steel mills and foundries with well-established relationships and has also been a long-standing supplier to ArcelorMittal’s steel plants in Dąbrowa Górnicza and Warsaw. Zlomex is focused on ferrous scrap metal and has in 2022 expanded its Krakow operations with the installation of a new shredder and separation equipment and has invested into an enlargement of its Warsaw yard. ArcelorMittal is committed to supporting Zlomex’s ongoing growth strategy.
Recent Developments
•On January 3, 2023, in the framework of its decarbonization strategy, ArcelorMittal completed the acquisition of Riwald Recycling ("Riwald"), a state-of-the-art ferrous scrap metal recycling business based in the Netherlands for total consideration of €85 million subject to certain post-closing adjustments. Riwald operates two fully certified scrap metal yards in Almelo and Beverwijk, the Netherlands, both of which have direct port access. Riwald processed over 330,000 tonnes of ferrous scrap metal in 2021. It sources material from a wide range of suppliers including industrial companies, OEMs, demolition companies, traders, car dismantling companies and regional and national government. Riwald utilizes high-specification technical equipment in the separation of materials. This ensures a high purity of materials at the end of the process and maximizes the recovery from all types of scrap and waste it collects.

Management report

Sustainable development highlights - leading the decarbonization of the steel industry
•On January 25, 2022, ArcelorMittal announced a $5 million investment in H2Pro through its XCarb™ Innovation Fund, bringing the fund’s total investment commitments to $180 million since its launch in March 2021. The investment is part of a $75 million Series B fundraise by H2Pro, with other investors including Temasek, Horizons Ventures, Breakthrough Energy Ventures and Yara. H2Pro is developing a disruptive way of producing hydrogen from water. Similar to electrolysis, its technology, E-TAC (Electrochemical – Thermally Activated Chemical), uses electricity to split water into hydrogen and oxygen. Unlike conventional electrolysis however, hydrogen and oxygen are generated separately in different steps – an Electrochemical step and a Thermally Activated Chemical step. The technology was developed at Technion, Israel Institute of Technology. E-TAC water splitting offers energy efficiency of over 95%, significantly higher than traditional water electrolysis technologies which typically deliver energy efficiency of around 70%. E-TAC is also expected to prove more cost effective than traditional electrolysis, with capital expenditures anticipated to be broadly halved, alongside lower operational costs. H2Pro is targeting producing hydrogen at a cost of under $2/kg by 2023, when its first commercial, megawatt scale project is anticipated to move into production, and at a targeted cost of under $1/kg by 2030.
•On February 4, 2022, ArcelorMittal announced an acceleration of its decarbonization process with a €1.7 billion investment program by 2030 at its French steelmaking sites in Fos-sur-Mer and Dunkirk with support from the French Government while maintaining equivalent production capacities. This investment will enable a profound transformation of steelmaking in France and a total reduction of close to 40% or 7.8 million tonnes per year in ArcelorMittal’s CO2 emissions in France by 2030. This transformation aims for a 10% reduction in greenhouse gas emissions from the manufacturing industry in France and to put France’s steelmaking industry on the path of the Paris Agreement. In Fos-sur-Mer, ArcelorMittal will build an EAF, which will complement the ladle furnace announced in March 2021 and supported by France’s recovery plan, ‘France Relance’. Together these investments will turn Fos-sur-Mer into a reference site for the production of low carbon, circular steel, made from recycled steel. In Dunkirk, ArcelorMittal will build a 2.5 million tonne DRI unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace and completed by an additional EAF. Other investments are already under way to continue to increase the proportion of scrap steel used. The new industrial facilities are expected to gradually replace 3 out of 5 of ArcelorMittal’s blast furnaces in France by 2030 (2 out of 3 in Dunkirk, 1 out of 2 in Fos-sur-Mer).
•On March 17, 2022, ArcelorMittal announced an investment, with the support of the French government, to create a new production unit for electrical steels at its Mardyck site in the north of France. With this new unit, which will specialize in the production of electrical steels for the engines of electric vehicles and which complements ArcelorMittal’s existing electrical steels plant in Saint-Chély d’Apcher, in the south of France, all of the group's electrical steels will be produced in France, strengthening France’s electromobility sector. This project is supported by the French government as part of France 2030. As part of this contribution to the electromobility sector, ArcelorMittal’s electrical steels will contribute to achieving the European Union’s goals on the reduction of CO2 emissions.
•On March 22, 2022, ArcelorMittal announced that it had established a strategic partnership with Greenko Group, India’s leading energy transition company, to develop a ‘round the clock’ renewable energy project with 975 MW of nominal capacity. The $0.6 billion project will combine solar and wind power and be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project provides for 250 MW of uninterrupted renewable power to be supplied annually to AMNS India (ArcelorMittal’s joint venture company in India) under a 25-year off-take agreement to be entered into with AMNS India (starting in mid-2024). The project will be owned and funded by ArcelorMittal. Greenko will design, construct and operate the renewable energy facilities in Andhra Pradesh, Southern India. This will result in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5 million tonnes per year. The project provides an attractive return on investment for ArcelorMittal and offers AMNS India the dual benefits of lower electricity costs and lower CO2 emissions. The Company is studying the option to develop a second phase which would double the installed capacity.
•On April 29, 2022, ArcelorMittal published its 2021 integrated annual review, ‘Smarter steels for people and planet’. The review underpins the Company’s commitment to transparent reporting. It has been produced to reflect the guiding principles of the Value Reporting Foundation and in-line with the Global Reporting Index (GRI) Sustainability Reporting Standards, the United Nations Global Compact, and the European Union’s Directive 2014/95/EU on non-financial reporting. The Integrated Annual Review is a

Management report
central element in the Company’s commitment to engage stakeholders and communicate the Company's financial and non-financial performance. It provides an overview of the Company’s performance in 2021, outlines progress against its strategic priorities, and details its short- and long-term plans.
•On May 2, 2022, ArcelorMittal announced that it has successfully tested the use of green hydrogen in the production of DRI at its steel plant in Contrecoeur, Québec. ArcelorMittal’s ambition is to lead the decarbonization of the steel industry and this test is an important milestone in the Company’s journey to produce zero carbon emissions steel via the DRI-based steelmaking route using green hydrogen as an input. The objective of the test was to assess the ability to replace the use of natural gas with green hydrogen in the iron ore reduction process. During this first test, 6.8% of natural gas was replaced with green hydrogen during a 24-hour period, which contributed to a measurable reduction in CO2 emissions. The green hydrogen used in the test was produced by a third-party owned electrolyzer (device that produces green hydrogen from electricity and water) and was then transported to Contrecoeur. This is a major step forward since the iron ore reduction process alone contributes to more than 75% of ArcelorMittal Long Products Canada’s (“AMLPC”) overall CO2 emissions. AMLPC is evaluating the possibility of carrying out further tests in the coming months by increasing the use of green hydrogen at the DRI plant, which could eventually reduce CO2 emissions in Contrecoeur by several hundred thousand tonnes per year. The potential use of electrolysers to produce green hydrogen in Contrecoeur will depend on certain criteria, particularly the availability of sufficient electricity to power the units.
•On May 24, 2022, ArcelorMittal announced that it had achieved ResponsibleSteel™ certification for its Asturias Cluster in Spain, and ArcelorMittal Méditerranée in France – the Company’s first sites to be certified in both France and Spain.
•On May 25, 2022, ArcelorMittal launched the XCarb™ Accelerator Program to support breakthrough technology start-up and drive decarbonization. Breakthrough technology start-ups worldwide have been invited to submit applications to compete for investment from ArcelorMittal’s XCarb™ Innovation Fund, which aims to invest up to $100 million annually in such transformative technologies, and access to ArcelorMittal’s advice and expertise in innovation, research and development, technology commercialization and business mentorship.
•On May 25, 2022, ArcelorMittal announced that it had signed a non-binding Memorandum of Understanding with
SNIM, an iron ore mining company based in Mauritania, to evaluate the opportunity to jointly develop a pelletization plant and a DRI production plant in Mauritania. A pre-feasibility study is expected to be completed during the first half of 2023 to give better insight into the viability of the potential project which would take advantage of Mauritania’s potential for renewable electricity generation and green hydrogen production.
•On May 31, 2022, HyDeal España, an industrial joint venture formed by ArcelorMittal, Enagás, Grupo Fertiberia and DH2 Energy, announced partnerships with four engineering, procurement and construction firms: VINCI Construction, Técnicas Reunidas, PowerChina Guizhou Engineering and TSK. HyDeal España aims to deliver competitive renewable hydrogen to an industrial complex in Asturias from facilities based in northern Spain. The total installed capacity is targeting 9.5 GW of solar power and 7.4 GW of electrolyzers. Production is targeted to start by the end of 2025, to produce about 150,000 tonnes of renewable hydrogen per year from 2026 and reach 330,000 tonnes in 2030. ArcelorMittal and Grupo Fertiberia have announced their intention to contract, together with other key off-takers, the supply of 6.6 million tonnes of renewable hydrogen over 20 years.
•On June 1, 2022, ArcelorMittal and the government of Spain signed an agreement in which the government has committed financial support for the decarbonization of the Company’s steelmaking sites in Asturias and in Sestao, in the Basque Country. The agreement was signed on the occasion of the World Economic Forum in Davos, Switzerland, at a signing ceremony attended by the CEO of ArcelorMittal Aditya Mittal and the Spanish Minister of Industry Reyes Maroto. The funding, which is part of the government’s Recovery and Resilience Plan, will support the construction of an electric arc furnace and DRI plant in Gijón, which are crucial to the Company’s CO2 emissions reduction goals in Europe. The implementation of this project represents the first step of the Company’s decarbonization journey in Asturias. In order to implement the described transformation of the site in Asturias, an application has been submitted under the EU’s CEEAG framework, and on February 17, 2023, the European Commission approved, under EU state aid rules, a €460 million Spanish measure to support ArcelorMittal España in construction of the new DRI installation in Gijón.
•On June 14, 2022, ArcelorMittal published a concept for a low-carbon emissions steel standard to help incentivize the decarbonization of steelmaking globally and support the creation of market demand for physical steel products which would be classified as lower, and ultimately near-

Management report
zero, carbon emissions steel. The concept's main aspects are the following:
–Dual scoring system which provides customers with a life cycle assessment (LCA) value alongside a rating system which measures progress towards near-zero
–Designed to incentivize the decarbonization of both primary and secondary steelmaking
–Provides transparency and consistency across steel products for customers
–Supports the development of markets for low-carbon emissions steel
The creation of clear definitions for low-carbon emissions physical steel is an important component of ‘demand pull’ and ‘supply push’ mechanisms that are required to support the steel industry in its transition to net zero by 2050. Clear definitions will also help inform targeted policy to support the scale-up and commercialization of these near-zero technologies.
•On June 22, 2022, ArcelorMittal and energy company RWE announced the signing of a memorandum of understanding to work together to develop, build and operate offshore wind farms and hydrogen facilities that will supply the renewable energy and green hydrogen required to produce low-emissions steel in Germany. The partnership centers on driving forward the production of carbon-neutral steel, with a plan to replace coal with wind power and green hydrogen as the main source of energy in steel production at ArcelorMittal’s steelmaking sites in Germany. The partnership includes assessing options for joint participation in tenders for offshore wind farm sites in the North Sea (depending on amendments to the Wind Energy at Sea Act currently under way) and jointly looking for areas where electrolysis plants can be built to supply the steel production sites in Bremen and Eisenhüttenstadt.
•On July 21, 2022, ArcelorMittal and automotive supplier Gestamp announced that they had successfully tested the use of low-carbon emissions steel for use in car parts that will ultimately be used in the production of vehicles in Europe. The two companies have signed an agreement to strengthen cooperation on sustainability, specifically in the production of low-carbon emissions steel parts and are working closely to ensure that ArcelorMittal’s steel meets all Gestamp’s technical requirements. In this process, Gestamp has a very important role in validating the low-carbon emissions steel produced by ArcelorMittal in order to meet the standards of excellence its automotive clients need. Gestamp’s R&D team has developed a detailed, step-by-step procedure to validate and homologate ArcelorMittal’s low-carbon emissions steel for use in vehicle production. Using Usibor® 1500 made with XCarb® recycled and renewably produced substrate, Gestamp has successfully trialed the first parts (such as a car’s tunnel and seat reinforcements) in press-hardenable steel, which is ultra-high-strength and therefore enables car manufacturers to achieve excellent weight reductions across the vehicle. XCarb® recycled and renewably produced is a decarbonized product made with a very high proportion of recycled steel in an EAF and 100% renewable electricity. The steel used by Gestamp has a carbon footprint that is almost 70% lower than the same product made without XCarb® recycled and renewably produced. These are major steps forward in Gestamp’s ESG strategy to decarbonize their supply chain and contribute to the mitigation of climate change, collaborating to make this low-carbon emissions steel project a tangible reality and therefore more sustainable vehicles.
•On September 12, 2022, ArcelorMittal and quarried materials group SigmaRoc entered into a strategic joint venture agreement to create a new company producing lime, an essential purifying additive used in steel production as well as numerous other industrial applications. The partners will leverage their materials and manufacturing expertise to produce 900,000 tons a year of a high-quality material. The operations will be located close to Dunkirk’s harbor and the ArcelorMittal steelworks – who will be the main consumer of the lime produced – allowing for shorter transportation of the finished product. To transform the quicklime production process, the new company aims at reusing heat recovered from the ArcelorMittal plant, and at using biofuels in its process to replace the use of natural gas in the production process and reduce its CO2 emissions. Its strategic location will allow the company to be a part of Dunkirk’s CO2 hub. The combination of these CO2 reduction initiatives will allow the company to offer net-zero lime. Under the terms of the agreement, each of SigmaRoc and ArcelorMittal will take a 47.5% ownership stake in the joint venture. In the first phase of roll out, the new company will be responsible for the construction of three new lime kilns in Dunkirk. Initial planning has commenced on permitting and kiln specification for these operations, with final permitting approval expected toward the end of 2023 and commissioning in 2025. Long term supply and offtake agreements will be entered into between the joint venture partners.
•On September 22, 2022, ArcelorMittal announced that ArcelorMittal Poland had received ResponsibleSteel™ certification, following a successful audit carried out by DNV Poland which confirmed that the business fulfills the criteria required to earn certification against the ResponsibleSteel Standard. ArcelorMittal Poland is the first cluster of sites to be certified in Eastern Europe by ResponsibleSteel, the

Management report
industry’s first global multi-stakeholder standard and certification initiative.
•On September 27, 2022, the Luxembourg Ministry of the Economy and ArcelorMittal signed a memorandum of understanding which sets the stage for the development of projects enabling Luxembourg's steel plants to embark on the path of carbon neutral steel production. The first package of projects, with an estimated value of €100 million, will consist of a transformation of the Belval steel plant with a new EAF. This investment aims to improve energy efficiency and increase steel production capacity by almost 15% to 2.5 million tons of steel per year, thus establishing self-sufficiency in steel production capacity in Luxembourg to cover the needs of finished rolled products. At a later stage, the residual carbon footprint will be addressed by a wave of new technological developments, such as replacing natural gas in the rolling mill reheating furnaces with alternative energy resources. In a second phase, ArcelorMittal aims to make Bissen the first carbon-neutral site of ArcelorMittal Wire Solutions by investing in the modernization of its wire drawing and galvanizing lines through the use of state-of-the-art technology. Studies to confirm the feasibility of these projects have been launched and the decision to proceed will depend on the results. Investments up to €30 million could be made in several stages over the next five years.

•On October 4, 2022, ArcelorMittal announced it had invested a further $17.5 million in Form Energy Inc. ("Form Energy") via its XCarb® Innovation Fund. The investment, which is part of Form’s oversubscribed $450 million Series E financing round, is the second investment ArcelorMittal has made in the company, following its initial investment of $25 million announced in July 2021. Form Energy was founded in 2017 and is developing, manufacturing, and commercializing a new class of cost-effective, multi-day energy storage systems that will enable a reliable and fully renewable electric grid year-round. It is currently engaged in a robust site selection process for its first full scale battery manufacturing facility. Starting with identifying over 100 initial sites across 16 states, Form Energy has narrowed the site selection to three states and expects to make an announcement in this regard before the end of the year. At the time of ArcelorMittal’s initial investment in Form Energy, the two parties also signed a joint development agreement to explore the potential for ArcelorMittal to provide DRI, tailored to specific requirements, to Form Energy as the iron input into their battery technology. Work falling under this agreement to define the operational modifications to produce a specially modified DRI product for Form Energy’s batteries has progressed well and plans are being put in place for larger scale production trials.
•On October 13, 2022, ArcelorMittal, in the presence of the governments of Canada and Ontario, broke ground on its CAD$1.8 billion investment decarbonization project at the ArcelorMittal Dofasco plant in Hamilton, Ontario, Canada, which it had confirmed on February 15, 2022, following the announcement on February 15, 2022, that the Government of Ontario would invest CAD$500 million in the project, which followed the previous announcement in July 2021 that the Government of Canada would invest CAD$400 million in the project. The investment is expected to reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3 million tonnes, which represents approximately 60% of emissions. This means the Hamilton plant will transition away from the blast furnace-basic oxygen furnace steelmaking production route to the DRI – EAF production route, which carries a significantly lower carbon footprint and removes coal from the ironmaking project. The new 2.5 million tonne capacity DRI furnace will initially operate on natural gas but will be constructed ‘hydrogen ready’ so it can be transitioned to utilize green hydrogen as a clean energy input as and when a sufficient, cost-effective supply of green hydrogen becomes available. Construction on the new assets is scheduled to be completed in 2026, at which point a 12 to 18 month transition phase will begin with both steelmaking streams 5BF-BOF and DRI-EAF active. The transition is scheduled to be completed by 2028. In addition to the new DRI facility, the project also involves the construction of an EAF capable of producing 2.4 million tonnes of high-quality steel through ArcelorMittal Dofasco’s existing casting, rolling and finishing facilities. Modification of ArcelorMittal Dofasco’s existing EAF facility and continuous casters will also be undertaken to align productivity, quality and energy capabilities between all assets in the new footprint.
•On October 27, 2022, ArcelorMittal, Mitsubishi Heavy Industries Engineering ("MHIENG"), a pioneer in carbon capture technology, leading global resources company, BHP, along with Mitsubishi Development Pty Ltd announced a collaboration on a multi-year trial of MHIENG’s carbon capture technology with ArcelorMittal, following the signing of a funding agreement between the parties. The companies will also conduct a feasibility and design study to support progress to full scale deployment. The agreement, which involves a trial at ArcelorMittal’s steel plant in Gent, Belgium and another site in North America, brings together the expertise of the various partners in identifying ways to enhance carbon capture and utilization and/or storage ("CCUS") technologies in the hard-to-abate steelmaking industry. The industry is estimated to account

Management report
for around seven-to-nine per cent of global greenhouse gas ("GHG") emissions. CCUS has the potential to be a key technology for reducing emissions from existing global blast furnaces, which are anticipated to remain a significant portion of steel production over coming decades. The IEA estimates CCUS technology needs to apply to more than 53 per cent of primary steel production by 2050, equivalent to 700 Mtpa of CO2, for the Net Zero Emissions scenario. There are no full scale operational CCUS facilities in blast furnace steelmaking operations at present, with only a limited number of small capacity carbon capture or utilization pilots underway or in the planning phases globally. However, later this year ArcelorMittal Gent will commission its Steelanol project, a scale demonstration plant that will capture carbon-rich process gases from the blast furnace and convert them into ethanol. To further understand how carbon capture technology can be incorporated into existing steel plants, ArcelorMittal is facilitating the trial at its five million-tonnes-a-year steel plant in Gent, Belgium, and at another location in North America, with MHIENG supplying its proprietary technology and supporting the engineering studies. BHP and Mitsubishi Development, as key suppliers of high-quality steelmaking raw materials to ArcelorMittal’s European operations, will fund the trial that is anticipated to run for multiple years. In Gent, the trial will have two phases. The first phase involves separating and capturing the CO2 top gas from the blast furnace at a rate of around 300kg of CO2 a day – a technical challenge due to the differing levels of contaminants in the top gas. The second phase involves testing the separating and capture of CO2 from the off-gases in the hot strip mill reheating furnace, which burns a mixture of industrial gases including coke gas, blast furnace gases and natural gas. The parties plan to install the mobile test unit in one of ArcelorMittal’s North American DRI plants, to test MHIENG’s technology in this steelmaking route.
•On November 3, 2022, ArcelorMittal announced it had invested $25 million in nuclear innovation company TerraPower through its XCarb® Innovation Fund. The investment is part of an $830 million equity raise TerraPower has concluded, which is the largest private raise among advanced nuclear companies. TerraPower, which was founded by Bill Gates in 2008, entered the nuclear energy arena because the company’s founders saw clean energy as the pathway to lift billions out of poverty. It has spent the last decade investing in and developing ground-breaking nuclear technologies. Its flagship technology is Natrium™, which features a cost-competitive sodium fast reactor combined with a molten salt energy storage system. This combination will provide clean, flexible energy and integrate seamlessly into power grids with high penetrations of renewables. TerraPower is experiencing significant growth, and is currently building its first Natrium™ reactor, a TerraPower and GE Hitachi technology, as part of the U.S. Department of Energy’s Advanced Reactor Demonstration Program ("ARDP"). The facility, being constructed near the site of a retiring coal plant in Kemmerer, Wyoming, will feature a 345 MWe sodium fast reactor alongside an energy storage system that can boost output to 500 MWe during peak demand. Large scale, first-of-a-kind, energy generation projects like the Natrium™ project take years to come to fruition, and TerraPower is targeting an in-service date for the project within this decade.
•On December 8, 2022, ArcelorMittal inaugurated its flagship CCU project at its steel plant in Ghent, Belgium. The €200 million ‘Steelanol’ project is a first of its kind for the European steel industry. Utilizing cutting edge carbon recycling technology developed by ArcelorMittals' project partner LanzaTech, the CCU plant uses biocatalysts to transform carbon-rich waste gases from the steelmaking process and from waste biomass into advanced ethanol, which can then be used as a building block to produce a variety of chemical products including transport fuels, paints, plastics, clothing and even cosmetic perfume, hence helping to support the decarbonization efforts of the chemical sector. The advanced ethanol will be jointly marketed by ArcelorMittal and LanzaTech under the Carbalyst® brand name. Once production reaches full capacity, the Steelanol plant will produce 80 million liters of advanced ethanol, almost half of the total current advanced ethanol demand for fuel mixing in Belgium. It aims to reduce annual carbon emissions from the Ghent plant by 125,000 tonnes. Other partners involved in the Steelanol project are Primetals Technologies and E4tech. ArcelorMittal Belgium expects to inaugurate in Ghent another first for the European steel industry, with its ‘Torero’ project set to come on stream in the first quarter of 2023. The €35 million Torero project is designed to process sustainable biomass (initially in the form of waste wood that cannot be used in other applications) for use as a raw material input into the blast furnace, hence lowering the volume of fossil coal used. This project aims to reduce annual carbon emissions in Ghent by 112,500 tonnes. ArcelorMittal Belgium intends to add a second reactor to its Torero project in Ghent over the next two years, hence doubling the size of the project.
•During 2022 and early 2023, in the context of its decarbonization strategy, ArcelorMittal completed the acquisitions of an 80% shareholding in voestalpine’s HBI plant located in Corpus Christi, Texas and acquired or announced the acquisition of four specialist scrap metal

Management report
recyclers. See section "Key transactions and events" for further details.
Recent Developments
•On January 10, 2023, ArcelorMittal Europe – Flat Products and Gonvarri Industries signed a Memorandum of Understanding to cooperate more closely on reducing CO2 emissions and strengthening both companies’ sustainability performance in the automotive market. Gonvarri Industries is a leading company in flat steel processing with annual production of around 5 million tonnes of processed steel and is a major customer of ArcelorMittal Europe – Flat Products.
•On January 27, 2023, ArcelorMittal announced it invested $36 million in Boston Metal. The transaction is the Company’s largest single initial investment to date through its XCarb® Innovation Fund. ArcelorMittal’s investment has led a $120 million Series C fundraising round undertaken by Boston Metal. Other participants in the round include Microsoft’s Climate Innovation Fund and Site Ground Capital, who join Boston Metal’s existing shareholder register which features the likes of Breakthrough Energy Ventures, mining majors Vale and BHP, BMW i Ventures and several cleantech venture capital funds. Founded in 2013, Boston Metal is developing and commercializing a patented Molten Oxide Electrolysis (MOE) platform for decarbonizing primary steelmaking. MOE uses electricity to produce molten steel through a direct, one-step process. The MOE cell is capable of processing a wide range of iron ore grades through high temperature electrolysis, producing relatively impurity-free liquid steel with no accompanying CO2 emissions. As a fully customizable steel manufacturing solution, the modular MOE cells can be scaled until desired production capacity is reached. Boston Metal has raised over $200 million in three fundraising rounds and grown from a team of eight employees in 2018 to over 100 today. It is targeting commercialization of its technology by 2026.
•On February 6, 2023, ArcelorMittal announced the creation of a partnership with market leader Guardini, coated steel manufacturer Cooper Coated Coil (CCC) and coatings manufacturer ILAG to launch a new range of bakeware with a reduced environmental impact. The result of the four-way partnership and a three-year development process is XBake, a range of sustainable bakeware that is sourced with ArcelorMittal’s XCarb® green steel certificates, and made with an innovative per-and polyfluoroalkyl substances ("PFAS")-free, non-stick coating that was developed by ILAG and is applied to steel coils by CCC. XBake was launched at Ambiente, the world's largest and most important international consumer-goods fair, in Frankfurt on February 3, 2023, at a ceremony involving all four companies.
•On February 17, 2023, the European Commission approved, under EU state aid rules, a €55 million German measure to support ArcelorMittal Hamburg in building the demonstration plant for the production of green steel using renewable hydrogen.
•On March 2, 2023, ArcelorMittal and KIRCHHOFF Automotive, which develops and produces complex metal and hybrid structures for body-in-white and chassis,signed a memorandum of understanding (MoU) which focuses on developing low carbon-emissions steel for cars and trucks. The agreement covers a number of different areas of development and steel solutions, but its principal focus is to strengthen the two companies’ collaboration on sustainability topics. This includes a project to develop and test the use of ArcelorMittal’s XCarb® recycled and renewably produced Usibor1500® (which is made with recycled steel and 100% renewable electricity) in the high-strength parts that KIRCHHOFF Automotive supplies to leading OEMs in Europe, Asia, and North America.

RISK FACTORS AND CONTROL
ArcelorMittal’s business, financial condition, results of operations, reputation or prospects could be materially and adversely affected by one or more of the risks and uncertainties described below.
Summary of risk factors
The Company's business is subject to numerous risks and uncertainties, including those highlighted under “Detailed risk factors” below. These risks are divided into six categories:
–risks related to the global economy and the mining and steel industry;
–risks related to ArcelorMittal's operations;
–risks related to ArcelorMittal's mining activities;
–risks related to ArcelorMittal's acquisitions and investments;
–risks related to ArcelorMittal's financial position and organizational structure;
–legal and regulatory risks.
They include, but are not limited to, the following:

I.	Risks related to the global economy and the mining and steel industry
a)	Prolonged low steel and (to a lesser extent) iron ore prices and/or low steel demand would have an adverse effect on ArcelorMittal’s results of operations.
b)	Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.
c)	Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.
d)	Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.
e)	Russia’s invasion of Ukraine, international reaction to it (in particular in the form of sanctions) and any regional or global escalation of the conflict, could adversely affect the Company’s business, results of operations and financial condition.
f)	Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.
g)	Competition from other materials and alternative steel-based technologies could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
II.	Risks related to ArcelorMittal's operations
a)	ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.
b)	The Group’s carbon emissions intensity reduction targets are based on current assumptions with respect to the costs, government and societal support for the reduction of carbon emissions in particular regions and the advancement of technology and infrastructure related to the reduction of carbon emissions over time. Future developments may affect such assumptions, and this may render the achievement of ArcelorMittal’s targets more difficult, or even impossible to achieve for cost or other reasons.
c)	ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.
d)	ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.
e)	Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, accidents, epidemics, pandemics, geopolitical conflicts or extreme weather events could adversely affect its operations, customer service levels and financial results and liabilities.
f)	ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.
g)	ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.
III.	Risks related to ArcelorMittal’s mining activities
a)	ArcelorMittal’s mining operations are subject to risks associated with mining activities.
b)	ArcelorMittal’s reserve and resource estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.
c)	ArcelorMittal faces rising extraction costs over time as reserves deplete.

Management report

IV.	Risks related to ArcelorMittal’s acquisitions and investments
a)	ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties completing planned acquisitions or integrating acquired companies could harm ArcelorMittal’s future results of operations, financial condition and prospects.
b)	ArcelorMittal may encounter further difficulties with respect to ArcelorMittal Italia (renamed Acciaierie d'Italia) ("ADI").
c)	ArcelorMittal faces risks associated with its acquisition, via a joint venture, of AMNS India.
d)	ArcelorMittal’s greenfield, brownfield and other investment projects are subject to financing, execution and completion risks.
e)	ArcelorMittal faces risks associated with its investments in joint ventures and associates.
V.	Risks related to ArcelorMittal’s financial position and organizational structure
a)	Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill.
b)	ArcelorMittal's indebtedness could have an adverse impact on its results of operations and financial position, and the market's perception of ArcelorMittal's leverage may affect its share price.
c)	ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.
d)	Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries could require the Company to make substantial cash contributions to pension plans or to pay for employee healthcare, which may reduce the cash available for ArcelorMittal’s business.
e)	ArcelorMittal’s results of operations could be affected by fluctuations in foreign exchange rates, particularly the euro to U.S. dollar exchange rate, as well as by exchange controls imposed by governmental authorities in the countries where it operates.
f)	The Significant Shareholder has the ability to exercise significant influence over the outcome of shareholder votes.
g)	ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions, and loss-making subsidiaries may drain cash flow necessary for such needs or distributions.
VI.	Legal and regulatory risks
a)	ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.
b)	Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations, financial condition and reputation.
c)	The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.
d)	ArcelorMittal is subject to economic policy, military, political, social and legal risks and uncertainties in the emerging markets in which it operates or proposes to operate, and these uncertainties may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.
e)	ArcelorMittal is subject to an extensive, complex and evolving regulatory framework which may expose it and its subsidiaries, joint ventures and associates to investigations by governmental authorities, litigation and fines, in relation, among other things, to antitrust and compliance matters. The resolution of such matters could negatively affect the Company’s strategy, operations, profitability and cash flows in a particular period or harm its reputation.
f)	ArcelorMittal is currently and in the future may be subject to legal proceedings or product liability claims, the resolution of which could negatively affect the Company’s profitability and cash flows in a particular period.
g)	Changes to global data privacy laws and cross-border personal data transfer requirements could adversely affect ArcelorMittal's business and operations.
h)	U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management.
Detailed risk factors
I. Risks related to the global economy and the mining and steel industry
Prolonged low steel and (to a lesser extent) iron ore prices and/or low steel demand would have an adverse effect on ArcelorMittal’s results of operations.
As an integrated producer of steel and iron ore, ArcelorMittal’s results of operations are sensitive to the market prices of, and demand for, steel and iron ore in its markets and globally. The impact of market steel prices on its results is direct while the impact of market iron ore prices is both direct and indirect, as ArcelorMittal sells iron ore on the market to third parties (in which case it benefits from higher iron ore market prices), and indirect, as iron ore is a principal raw material used in steel production and fluctuations in its market price are typically and eventually (with the timing dependent on steel market conditions) passed through to steel prices (with any lags in passing on higher prices “squeezing” steel margins, as discussed below). Steel and iron ore prices are affected by supply and demand trends and inventory cycles. In terms of demand, steel and iron ore prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance, machinery, equipment and transportation industries, which are significant markets for ArcelorMittal’s products (with automotive being particularly significant). More generally, steel and iron ore prices are sensitive to macroeconomic fluctuations in the global economy which are impacted by many factors

Management report
ranging from trade and geopolitical tensions to global and regional monetary policy to specific disruptive events such as pandemics and natural disasters. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. In addition, as further discussed below, excess supply relative to demand for steel in local markets generally results in increased exports and drives down regional or global prices. In terms of inventory, steel stocking and destocking cycles affect apparent demand for steel and hence steel prices and steel producers’ profitability. For example, steel distributors may accumulate substantial steel inventories in periods of low prices and, in periods of rising real demand for steel from end-users, steel distributors may sell steel from inventory (destock), thereby delaying the effective implementation of steel price increases. Conversely, steel price decreases can sometimes develop their own momentum, as customers adopt a “wait and see” attitude and destock in the expectation of further price decreases.
As a result of these factors, steel and iron ore prices fluctuate substantially and have come under pressure at various points in recent periods. In 2019, steel market conditions deteriorated significantly due to a decline in steel prices (lower demand in Europe and the U.S., higher imports in Europe and additional domestic supply and the effect of customer destocking in the U.S.) and higher raw material costs (particularly in iron ore due to supply-side developments), resulting in a negative price-cost effect. This led to substantial inventory-related and impairment charges and hence sharply lower steel segment operating income in 2019. Steel market conditions were adversely affected in the first half of 2020 by the COVID-19 pandemic and its economic ramifications, with demand plummeting (e.g., an 18.4% year-on-year drop in EU apparent steel consumption (“ASC”) and a 34.7% drop in overall steel shipments in the second quarter versus the same quarter in the prior year) and prices falling substantially. After a strong rebound starting in the second half of 2020 and continuing into the third quarter of 2021, steel prices began to decline from very high levels in the fourth quarter of 2021, in varying degrees by market, in particular, due to softer end-market demand conditions (e.g., supply chain issues affecting automobile production and weakness in the Chinese real estate market, both major consumers of steel). Steel prices in 2022 were highly volatile, coming off their peak in the early stages of the first quarter then spiking in the latter part of the first quarter following the Russian invasion of Ukraine, and then falling since as fears of a global slowdown have emerged and customers have sought to destock, due in particular to uncertainties about the duration of the Russia-Ukraine conflict, its consequences on energy supply and, more generally, high inflation (including of energy prices), monetary tightening and continuing supply chain issues. Prices continued to decline in the second half of 2022 such that
ArcelorMittal recorded inventory-related charges of $0.5 billion in the third quarter of 2022, to reflect the net realizable value of inventory with declining market prices in Europe.
The trajectory of steel demand and prices going forward, in particular in the first half of 2023, is difficult to predict due to such variables as the duration of the ongoing conflict in Ukraine and its impact on global energy supply and hence on industrial production and consequentially demand for steel, the extent and duration of supply chain issues affecting end-markets (and in particular automobile production), the remaining course of the COVID-19 pandemic (including the risk of renewed containment measures affecting consumer demand and production facilities, in particular in China), import volumes and tariff levels and inventories. In addition, macroeconomic conditions are uncertain, including due to geopolitical developments, particularly Russia’s invasion of Ukraine and the international community’s reaction to it and actions taken by central banks to combat inflation (in particular raising interest rates sharply in 2022 and early 2023 and possible continued raises over the course of 2023), which may increase the risk of recession. Any economic downturn globally or in certain regions may result in lower steel demand and lower steel and iron ore prices. A scenario of prolonged low steel and (to a lesser extent or if simultaneous) iron ore prices, whether or not combined with low steel demand, would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
More specifically in terms of near to mid-term risks for the Company in this respect, the fall in international spot steel prices in the second half of 2022 stemmed from a broader trend in slowing steel demand. As inflation continues and central banks raise interest rates in an attempt to curb it, the risk of a global recession has grown. Significant energy supply and cost issues in Europe increase the risk of manufacturers being unable to operate at full capacity, potentially lowering demand for steel and straining steel prices. Many steel customers began to destock and adopt a “wait and see” approach in the summer of 2022, and steel conditions, particularly in Europe, were subject to a continuous deterioration. The fragility of the Chinese economy, which has suffered from repeated lockdowns (due to the Chinese government’s “zero-Covid” approach applied until early December 2022) and a weak real estate sector, also add to risks of a global slowdown and lower global steel demand and prices. Prior recessions have generally resulted in lower steel demand and steel prices, with consequential material adverse impacts on steel companies’ results. While ArcelorMittal now forecasts an improvement in ASC excluding China, it also forecasts a possible contraction or at most limited growth in ASC in China. See "Operating and financial review - Outlook". Any significant decline in steel prices also increases the risk of inventory-related charges, such as those that ArcelorMittal recorded in 2019 and 2022. In addition, the impact of lower steel

Management report
prices on ArcelorMittal’s results is subject to a lag effect (due to its contracts), and therefore the impact is felt beyond the duration of any decline in spot steel prices.
Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.
As a producer and seller of steel, the Company is directly exposed to fluctuations in the market price for steel, iron ore, coking coal and other raw materials, energy and transportation. In particular, steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke, and the production of direct reduced iron, the production of steel in EAF and the re-heating of steel involve the use of significant amounts of energy, making steel companies dependent on the price of and their reliable access to supplies of raw materials and energy. In the fourth quarter of 2021 and throughout 2022, the Company became subject to increasing inflationary cost pressures, in particular with the prices of electricity, natural gas and CO2 all increasing significantly, putting pressure on steel price spreads in an initially high steel price environment and then deflationary steel price environment, resulting in a compression of steel spreads, which started in the second quarter of 2022. As a result of this pressure and the decrease in demand, the Company reduced or ceased production at certain plants, in particular in Europe, including measures to cut higher cost capacity and reduce European gas consumption. While there was some easing of energy costs in the fourth quarter of 2022 and the Company has begun gradually resuming capacity in certain locations in early 2023, the risk of inflationary cost pressure and compression of spreads along with the need to reduce or cease production at high cost locations remains high.
Although ArcelorMittal has substantial sources of iron ore from its own mines (the Company’s self- sufficiency rate was 61% for iron ore in 2022), it nevertheless remains exposed to volatility in the supply and price of iron ore and coking coal given that it obtains a significant portion of such raw materials under supply contracts from third parties. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Business overview—Products—Mining products” and “Business overview—Products—Other raw materials and energy.” The prices of steel, iron ore, coking coal and scrap have been highly volatile in recent years and in 2022 in particular. Volatility in steel and raw material prices can result from many factors including: trends in demand for iron ore in the steel industry itself, and particularly from Chinese steel producers (as the largest group of producers); industry structural factors (including the oligopolistic nature of the seaborne iron ore industry and the fragmented nature of the steel industry); the expectation or imposition of corrective trade measures such as tariffs; massive stocking and destocking activities (sudden drops in prices can lead end-users to delay orders pushing prices down further); speculation; new laws or regulations; changes in the supply of iron ore, in particular due to new mines coming into operation; business continuity of suppliers; changes in pricing models or contract arrangements; expansion projects of suppliers; worldwide production, including interruptions thereof by suppliers; capacity-utilization rates; accidents or disruptions at suppliers’ premises or along the supply chain as occurred in 2019, 2021 and 2022; wars, natural disasters, public health epidemics (such as the COVID-19 pandemic which substantially depressed demand for steel for an extended period in 2020), political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers and the availability and cost of transportation. Industry and overall decarbonization efforts may also result in increased and/or volatile prices, in particular, higher energy and CO2 prices as well as scrap prices (due in particular to an industry shift to EAF production). For further information on the movement of raw material prices in recent years and in 2022, see “Operating and financial review—Key factors affecting results of operations—Raw materials”.
Furthermore, while steel and raw material (in particular iron ore and coking coal) price trends have historically been correlated, a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices may also occur and result in a “price-cost effect” in the steel industry. ArcelorMittal has experienced negative price-cost effects (or “squeezes”) at various points in recent years including in 2019, 2020, 2021 and in the second half of 2022 and will likely continue to do so as this is a structural feature. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there is a lag of several months between raw material purchases and sales of steel products incorporating those materials, rendering them particularly susceptible to price-cost effect. For example, coking coal sourced from Australia takes several weeks to reach Europe (e.g. approximately 4 weeks sailing time, plus loading/unloading time at ports), creating a structural lag. Sudden spikes in raw materials, such as coking coal, have occurred in the past and may occur in the future. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and as a steel producer sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand. The price-cost dynamic in the most recent periods can be summarized as follows: in 2019, the significant decline in steel prices (due to lower demand and higher imports, among other things) and significant increase in iron ore prices among other trends due in part to supply shocks following the collapse of the Brumadinho dam owned by Vale in Brazil and a

Management report
heavy cyclone season in Australia weighed heavily on the profitability of the Company’s steel business. In 2020, the negative impact of the COVID-19 pandemic restrictions on steel demand led to lower spreads as steel prices declined, in particular in the second quarter of 2020. Prices remained low in the third quarter of 2020 (due in part to price lag), while raw material costs, especially iron ore, remained broadly stable, underpinned by the strong rebound in Chinese demand, resulting in a price-cost squeeze. In the fourth quarter of 2020, with the recovery of steel demand in the world (excluding China), there was a recovery in steel and iron ore prices, while prices for coking coal decreased and remained stable throughout the fourth quarter of 2020 due to the Chinese ban on Australian coals. The significant increase in steel prices in the fourth quarter of 2020 resulted in a multi-year high in steel spreads (which was not fully reflected in the Company’s performance due to lag effect). This trend continued through the third quarter of 2021 before prices came off their highest levels in the fourth quarter of 2021, while high raw material and energy costs put increasing pressure on margins. This trend then shifted in the second half of 2022, as energy costs continued to increase while steel prices declined. More generally and in sum, the relationship between input (and in particular raw material) costs and steel selling prices and the time lag between them structurally subjects the profitability of steel manufacturers in general and ArcelorMittal in particular to the risk of a negative price-cost effect.
ArcelorMittal’s other principal input costs that affect its level of profitability are energy and transportation. Energy expenses are sensitive to changes in electricity, energy transportation and fuel prices, including diesel fuel, natural gas and industrial gas. Prices for electricity, natural gas and fuel oils can fluctuate widely with availability and demand levels from other users, including fluctuations caused by the impact of the COVID-19 pandemic. During periods of peak usage, although some operations have contractual arrangements in place whereby they receive certain offsetting payments in exchange for electricity load reduction, supplies of energy in general may be curtailed and the Company may not be able to purchase them at historical rates. A disruption in the transmission of energy, inadequate energy transmission infrastructure, or the termination of any of the Group’s energy supply contracts could interrupt energy supply and adversely affect operations. While the Group has some long-term contracts with electrical, natural gas and industrial gas suppliers, it is exposed to fluctuations in energy, natural gas and industrial gas costs that can affect its production costs. Energy prices rose substantially in various markets in 2021 and 2022, with attendant impacts on margins and in extreme cases production at certain sites in Europe (e.g., the Company curtailed production at some of its Spanish plants during “peak hours” due to high electricity prices). Europe experienced an energy crisis in 2022, due to the consequences of Russia’s invasion of Ukraine as well as other supply issues. While the Company generally hedges its energy costs on a six-month rolling basis, its results were impacted by the high energy prices. The energy crisis involved significant supply risk, with gas supplies through the Nord Stream pipeline having been reduced to 20% of maximum capacity as of July 26, 2022 and gas supplies being suspended periodically for other reasons, including “maintenance” and invoicing disputes and explosions in September 2022. Germany in particular continues to be under significant pressure, and in June 2022 it entered into the second stage of its emergency gas plan. In addition, while the demand situation appears to be improving and the Company is gradually restarting production at certain sites that have been subject to production cuts in Europe, significant cuts in energy supplies or a collapse in demand due to supply issues or otherwise may result in the Company having to cut production. Indirectly, if steel-using customers are unable to source the energy supplies needed for their operations, they will be unable to operate and their demand for steel will decline.
Transportation costs include shipping, road and rail. These costs, and in particular shipping, also rose substantially in 2021 due to the post-lockdown demand recovery and logistic constraints, but then declined again in 2022 as economies normalized. Any increase in or a sustained high level of transportation costs not offset by continued high steel selling prices would directly and mechanically weigh on ArcelorMittal’s profitability (although it would make imports into its markets less competitive). In light of reduced global steel production, the outlook on freight rates in the near future is to a large degree dependent on developments in China. If China cannot significantly raise infrastructure spending in the near future, economic recovery is likely to be stunted, further impacting iron ore demand, and by extension freight rates on key iron ore routes.
Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.
The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs and customer and distributor stocking and destocking cycles. The steel industry has historically suffered from structural overcapacity globally, and the current global steelmaking capacity exceeds the current global consumption of steel, especially for long products. This overcapacity is affected by global macroeconomic trends and amplified during periods of global or regional economic weakness, leading to weaker global or regional demand. In particular, China is both the largest global steel consumer and the largest global steel producer by a large margin, and the balance between its domestic production

Management report
and consumption has been an important factor influencing global steel prices. At various points in recent years, reduced Chinese steel demand has not been fully offset by reduced Chinese steel production, which has led to a flood of Chinese steel exports into various regional markets, including the Company’s principal markets again weighing on demand, and indeed depressing market prices. While most recently constraints imposed on Chinese steel production have tempered the risk of excess production, such risk remains, along with the risk of increased exports, in particular if there is a global recession or a Chinese slowdown. Indeed, the slowdown in the real estate sector caused Chinese domestic demand to weaken and pushed up Chinese net exports from around 3.5 million tons per month from January to April 2022 to 6.5 million tons per month from May to July 2022, before falling back to 4.7 million tons per month for the rest of 2022 as demand globally weakened. Exports by steel producers in other developing countries and regions (such as the CIS, Turkey and India) into the Company’s principal markets are also a market feature. The extent of them depends on the demand/production balance in the producer’s home market as well as regional market pricing differentials (including any applicable import tariffs). The European steel market is particularly sensitive to the import threat due to remaining structural overcapacity. For example, lower demand and high imports led to low steel prices in Europe in the first half of 2019, to which steel producers (including the Company) responded with production cuts. The Company cut certain high cost capacity in the second half of 2022, with approximately 6.0 million tons of annualized production curtailments for the fourth quarter of 2022, representing a decline of approximately 20% compared to the fourth quarter of 2021 due in particular to high energy and carbon costs and lower steel prices, as apparent demand fell sharply since end users cut inventory levels and underlying real demand weakened.
Market prices for iron ore also underpin those of steel (as its principal input component) to some extent, and iron ore prices depend both on supply and demand conditions. Excess iron ore supply relative to demand has led to depressed prices at various points in recent years and could recur, with potentially a corollary effect on steel prices. No assurance can be given that iron ore prices will not decline further, particularly if there is a global recession, Chinese steel demand declines, worldwide capacity increases due to new mines coming online or steel demand declines again due, for example, to a resurgence of COVID-19 pandemic impacts or impacts from the Russia/Ukraine conflict, in particular on energy supply and prices. A renewed phase of steel and iron ore oversupply would likely have a material adverse effect on ArcelorMittal’s results of operations and financial condition.
Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.
ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidies to the steel industry remain widespread in certain countries, particularly those with centrally controlled economies such as China. In periods of lower global demand for steel, there is an increased risk of additional volumes of unfairly-traded steel exports into various markets, including Europe, North America and other markets such as Brazil and South Africa, in which ArcelorMittal produces and sells its products. Such imports have had and could in the future have the effect of reducing prices and demand for ArcelorMittal’s products.
Exports of low-cost steel products from developing countries, along with a lack of effective remedial trade policies, can depress steel prices in various markets globally, including in ArcelorMittal’s key markets. Conversely, ArcelorMittal is exposed to the effects of import tariffs, other trade barriers and protectionist policies more generally due to the global nature of its operations. Various countries have instituted, and may institute import tariffs and barriers that could, depending on the nature of the measures adopted, adversely affect ArcelorMittal’s business by limiting the Company’s access to or competitiveness in steel markets. While such protectionist measures can help the producers in the adopting country, they may be ineffective, raise the risk of exports being directed to markets where no such measures are in place or are less effective and/or result in retaliatory measures. Moreover, absent government intervention, European steel producers who will bear increasingly high costs to reduce carbon emissions (or pay for allowances) will be at a competitive disadvantage versus importers from developing countries with lower environmental standards. While certain changes in Chinese policy have recently led to decreased exports from China (notably the cancellation of the 13% export tax rebate on commodity grades of steel (HRC, rebar as of May 1, 2021)), the risk of increased exports from China remains, due to changes in Chinese policy, economic conditions or otherwise. For example, the sharp reduction in underlying real demand in China, coupled by a smaller reduction in steel production, led a push for exports, causing Chinese net steel exports to rise sharply in May and June 2022 to almost 7 million tons, up from an average of approximately 3.5 million tons during January to April 2022. A significant increase of Chinese exports, if continued, will likely lead to rising inventory levels in steel markets outside of China and downward pressure on prices and spreads, negatively affecting the Company’s profitability.
More generally, the current state of trade relations globally with trade disputes leading to the imposition of tariffs and then retaliatory measures, as seen in recent years in various markets

Management report
(U.S./China, U.S./Europe, etc.) has and could continue to directly (in the case of tariffs) or indirectly (in the case of economic growth generally) have a significant adverse effect on demand for and the price of steel and hence on ArcelorMittal’s results of operations and financial condition.
Russia’s invasion of Ukraine, international reaction to it (in particular in the form of sanctions) and any regional or global escalation of the conflict, could adversely affect the Company’s business, results of operations and financial condition.
The Company has significant operations in Ukraine, consisting of a steel plant, which produced 1.2 million tonnes of steel in 2022 compared to 4.9 million tonnes in 2021, and (captive) mines that produced 4.9 million tonnes of iron ore in 2022 compared to 11.7 million tonnes of iron ore in 2021; the related property, plant and equipment had a carrying value of $0.6 billion on the Company’s balance sheet at December 31, 2022. In 2022, the Company’s Ukrainian operations (and in particular its Kryvyi Rih steel plant) recorded 1.1 million of steel shipments, compared to 4.6 million in 2021, generating $0.4 billion of sales compared to $4.1 billion of sales in 2021. In the wake of Russia’s invasion of Ukraine in late February 2022, the Company reduced steel production to minimum levels (approximately one-third of its normal production levels) and discontinued mining operations at its underground mines. Blast furnace No.6 (approximately 20% of Kryvyi Rih capacity) restarted on April 11, 2022 (to resume low levels of pig iron production). Iron ore production was approximately at 55% of capacity during the first half of 2022. but was then temporarily suspended in the third quarter of 2022 due to weak demand and logistics constraints and is currently at approximately 25% capacity. The Company cannot predict the duration of the idling or of lower production as it will depend on the remaining course of the conflict and the establishment of safe and stable operating and logistical conditions thereafter, as well as potential repairs of any damages sustained. While the Russian army has not seized the city of Kryvyi Rih, it could still seek to do so and it continues to use rockets that may affect the Company’s operations. Although key production assets have not been seriously damaged as of the date of this annual report, the building of the rolling shop #2 finished goods warehouse was partially destroyed as a result of a missile strike at the plant premises on December 5, 2022. The Russian army has also blocked ports in Odessa, complicating and increasing the cost of exports (including steel and iron ore) from Ukraine. The ongoing conflict, its impact on demand, logistics (with respect to both supply and delivery) and costs and any resulting further reduced production, sales and income at its Ukrainian operations caused the Company to record a $1.0 billion impairment charge with respect to such operations. For further information on these risks, see notes 1.2 and 5.3 to the consolidated financial statements.
The imposition of extensive sanctions on Russia by the EU, the U.S., the UK and other countries affects the Company’s sourcing of raw materials and also, potentially, the markets for sales by the Group’s other operations in the CIS (the Group recorded $1.6 billion of sales to customers located in Russia in 2021 and $1.0 billion in 2022). The Company’s Kazakh operations stopped selling to customers located in Russia in March 2022 following Russia’s invasion of Ukraine. Overall, the impact on the Company’s CIS operations was significant in the second quarter of 2022, with significantly lower production, shipments and sales in the second quarter of 2022 compared to the first quarter of 2022. The Company's Kazakh operations resumed sales and shipments to customers located in Russia in June 2022. If such sales were to become prohibited by sanctions or impossible or impracticable due to the ongoing conflict, the Company’s results of operations would be impacted. More generally, business in Russia and with Russian counterparties carries the risk of non-compliance with economic sanctions (and the attendant financial and reputational adverse consequences), despite best efforts to comply.
More generally the conflict could have a further material adverse effect on the overall macroeconomic environment. The impact on energy supplies in Europe in particular has been significant and increases the risk of a recession in Europe. Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed), as well as potential Russian reactions, have had and could have further destabilizing effects on financial markets. The conflict, which has substantially exacerbated tensions between NATO and Russia, could escalate militarily both regionally and globally; any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact on the region and globally, and could adversely impact the Group’s results of operations and financial condition.
Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.
The markets in which steel companies operate are highly competitive. Competition, in the form of established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries, or exporters selling excess capacity from markets such as China, could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing. For example, in the CIS, if low-cost regional competitors with 100% self-sufficiency in raw materials, increase steel rolling capacity, ArcelorMittal’s

Management report
market share may be affected, and downward pressure applied to globally traded steel prices. Any of these developments could have a material adverse effect on its business, financial condition, results of operations or prospects.
Competition from other materials and alternative steel-based technologies could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
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
In the automotive area, ArcelorMittal has introduced new advanced high-strength steel products, such as Usibor® 2000, Ductibor® 1000 and Fortiform® which is a new range of third generation advanced high strength steel for cold stamping, new engineering S-in motion® projects and a dedicated electric iCARe® range to respond to the shift toward electric cars. New martensitic products also offer a major potential for battery packs and the Multi Part Integration concept brings the possibility to drastically reduce the number of parts in a car. In the construction area, ArcelorMittal is deploying Steligence®, a unique holistic commercial approach with a complete set of products, services and solutions. See “Business overview—Research and development.” Despite these product innovations, a loss of market share to substitute materials, increased government regulatory initiatives favoring the use of alternative materials, as well as the development of additional new substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.
While in 2020 the Company started to offer its customers equivalent green steel tons by way of a certification system linked to CO2 savings, achieved through investment in decarbonization technologies (a trend which continued in 2021 and 2022), additive manufacturing or new technologies such as carbon free steelmaking could result in a loss of market share if competitors develop and deploy this kind of technology before, or more effectively than, ArcelorMittal. In addition, to the extent regulatory requirements and/or customer demand for low carbon or carbon neutral steel increase, competition with respect to low CO2 steel technologies may become more significant, leading to substantial input cost increases.
II. Risks related to ArcelorMittal's operations
ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.
The steel industry has historically been cyclical, periodically experiencing difficult operating conditions. In light of this, ArcelorMittal has historically and increasingly in recent periods, taken initiatives to reduce its costs and increase its operating efficiency including through various asset optimization and other programs. In 2022, the Company announced a new 3-year $1.5 billion value plan focused on creating value through commercial initiatives, including volume/mix improvements and operational improvements (primarily in variable costs). Several actions were taken in 2022 which yielded improvement of $0.4 billion (approximately one quarter of the plan). These initiatives have been key to the Company’s ability to control and reduce costs, in particularly difficult market conditions, hence supporting profitability. Any inability to continue to roll-out such initiatives and to implement them fully could have a material adverse effect on the Company’s profitability and cash flows.
The Group’s carbon emissions intensity reduction targets are based on current assumptions with respect to the costs, government and societal support for the reduction of carbon emissions in particular regions and the advancement of technology and infrastructure related to the reduction of carbon emissions over time. Future developments may affect such assumptions, and this may render the achievement of ArcelorMittal’s targets more difficult, or even impossible, to achieve for cost or other reasons.
To achieve its 2030 global carbon emissions intensity reduction target of 25% covering the Scope 1 and 2 emissions attributable to the Company’s operations measured in accordance with the Greenhouse Gas (“GHG”) Protocol, ArcelorMittal has estimated the gross capital cost required to be approximately $10 billion, with the expectation that 35% of these capital expenditures will be deployed up to 2025 and the remainder in the second part of the decade. In addition, the Company’s decarbonization strategy includes the objective of carbon neutrality by 2050; since 2021, this has also been a legal obligation for its operations in the EU and Canada following the endorsement of Regulation (EU) 2021/1119 of the European Parliament and of the Council of June 30, 2021 (the “European Climate Law”) and the Canadian Net-Zero Emissions Accountability Act, respectively. These targets and estimates are based on numerous assumptions, including the costs of green hydrogen (meaning hydrogen produced exclusively from renewable sources) and its evolution over time, the construction of DRI and EAF facilities, the development of carbon capture, utilization and storage (“CCUS”)

Management report
infrastructure and the timing of the introduction of GHG reduction requirements and supportive policies in applicable jurisdictions. The Company expects that low emissions technologies will become more competitive over time as more stringent GHG reduction requirements and/or carbon prices are introduced and increased in each jurisdiction, alongside the introduction of effective policies to secure a level playing field, and the decarbonization technologies themselves become more mature and efficient. However, in the transition period (and through at least 2030), its investments in decarbonization will require support from host countries, first and foremost from the European Union and its member states, through supportive policies designed to avoid “carbon leakage” and provide compensation for the significantly higher costs, while at the same time maintaining a fair and competitive landscape. In particular, ArcelorMittal’s expectation is that public funding covers 50% of the total cost of decarbonization (capital expenditures and higher operating expenses) so that companies are not rendered uncompetitive during this transition period. The Company believes this expectation is reasonable, but such funding is subject to changes in government and policy, among other factors, and may not be achieved. A lack of governmental and societal support could make the Company’s targets more costly, more difficult or even impossible to achieve. If the Company is unable to make the necessary investments to decarbonize and reach its 2030 decarbonization targets due to the design of governmental policy in Europe or other jurisdictions where it operates (see “—Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill” below), it may negatively affect its competitiveness, profitability, cash flows, results of operations and financial condition, as well as harm its reputation. In addition, in April 2021, ArcelorMittal’s revolving credit facility was amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2e intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™).
ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.
ArcelorMittal’s decisions about which facilities to operate and at which levels are made based upon customers’ orders for products as well as the capabilities and cost performance of the Company’s facilities.
Considering temporary or structural overcapacity or other considerations, production operations are concentrated at several plant locations and certain facilities are idled in response to customer demand, although operating costs are still incurred at such idled facilities. Most recently ArcelorMittal idled several plants during the COVID-19 pandemic-related lockdowns and its Ukrainian steel plant following the Russian invasion (and is currently operating only one of three blast furnaces in Ukraine). Four out of six coke batteries have been hot idled. While steps have been taken to protect these assets, idling can impact their long term health. In addition, ArcelorMittal idled certain sites in France, Germany, Spain and Poland in the fourth quarter of 2022, due to weaker macroeconomic conditions and order book, high energy and carbon costs and rising imports. The risk of the Company needing to idle facilities due to the ongoing conflict, energy costs and supply issues, logistics issues and any significant changes in steel demand due to the conflict, recession or otherwise, remains high. When idled facilities are restarted, ArcelorMittal incurs costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities. Such costs could have an adverse effect on its results of operations or financial condition.
ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.
A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt the footprint. ArcelorMittal may experience strikes and work stoppages at various facilities. Prolonged strikes or work stoppages could have an adverse effect on the operations and financial results of ArcelorMittal. In recent years ArcelorMittal has experienced significant strikes affecting operations at various plants, particularly in Mexico, South Africa, France, Spain and Canada, relating to various causes, often in connection with labor contract renewal negotiations or claims for salary increases because of rising inflation.
Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, accidents, epidemics, pandemics, geopolitical conflicts or extreme weather events could adversely affect

Management report
its operations, customer service levels and financial results and liabilities.
Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, furnace breakdowns or as a result of natural disasters, accidents, epidemics or pandemics or severe weather conditions. ArcelorMittal’s manufacturing plants and mines have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such events, for example the collapse of the oxygen and nitrogen pipelines in November 2018 at ArcelorMittal Temirtau, the fire in a conveyor belt of the coke plant in ArcelorMittal Asturias in October 2018, an electrical failure resulting in the temporary stoppage of the concentrator at AMMC in 2019, a fire in the gas cleaning section of the coke plant in Dunkirk in 2020, a blast furnace gas line explosion in Vanderbiljpark in 2020 in South Africa, an explosion in the Abayskaya mine in Kazakhstan in November 2021, a roof collapse at Temirtau in June 2022 and an explosion in the Lenina coal mine in Kazakhstan in November 2022. Certain of these incidents have resulted or may result in fatalities, production stoppages, governmental investigations or proceedings and/or in costs and liabilities and negatively impact the Company’s reputation or the operations of the affected facilities. Such incidents could also lead to loss of key personnel, loss of key assets, or put at risk our employees (and those of sub-contractors and suppliers) or persons living near affected sites. See “—ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.” Conflicts may also cause interruptions to operations; see “—Russia’s invasion of Ukraine, international reaction to it (in particular in the form of sanctions) and any regional or global escalation of the conflict, could adversely affect the Company’s business, results of operations and financial condition.”
In addition, natural disasters and severe weather conditions could lead to significant damage at ArcelorMittal’s production facilities and general infrastructure or cause shutdowns. For example, ArcelorMittal Mexico’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico are located in or close to areas prone to earthquakes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. The site of the joint venture AM/NS Calvert (“Calvert”) in the United States is located in an area subject to tornados and hurricanes. ArcelorMittal also has assets in locations subject to bush fires, specifically in Kazakhstan and South Africa, and to Arctic freeze, specifically in Baffinland. More generally, changing weather patterns and climatic conditions in recent years, possibly due to climate change, have added to the unpredictability and frequency of natural disasters.
Severe weather conditions can also affect ArcelorMittal’s operations in particular due to the long supply chain for certain of its operations and the location of certain operations in areas subject to harsh winter conditions (i.e., Canada and Kazakhstan) or areas that are susceptible to droughts (i.e., South Africa, Mexico and Brazil). Water in particular is crucial to the steelmaking process, and the risk that the authorities may restrict license to withdraw water as a result of chronic drought could increase operating costs and reduce production capacity. Flooding has also affected ArcelorMittal’s operations, including at ArcelorMittal Asturias in Aviles, Spain in June 2018, ArcelorMittal Canada in Mont Wright, Canada in September 2022, and, more regularly, in Liberia, when heavy rains during the wet season have caused handling and logistic constraints that impacted shipment volumes. The severe floods in Europe in July 2021 also resulted in logistic constraints and decreased steel shipments. Damage to ArcelorMittal production facilities due to natural disasters and severe weather conditions could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition. More generally, these severe weather conditions could increase in frequency and severity due to climate change.
ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.
The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices, but it is not fully insured against all such risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis as arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under ArcelorMittal’s property and equipment policies, some damages and losses caused by among others terrorism, war and other political violent events, as well as by certain natural disasters, such as earthquakes, floods and windstorms, are also covered.
ArcelorMittal also purchases worldwide third-party public and product liability insurance coverage for all of its subsidiaries. Various other types of insurance are also maintained, such as comprehensive construction and contractor insurance for its greenfield and major capital expenditures projects, directors and officers liability, transport, and charterers’ liability, as well as

Management report
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
Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries carry, the occurrence of an event or series of events (such as, among others, a pandemic or a war) that may result in losses in excess of limits specified under the relevant policy, or losses not covered by insurance policies, could materially harm ArcelorMittal’s financial condition and future operating results.
ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.
ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems. An increasing number of companies, including ArcelorMittal, have experienced intrusion attempts or even breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. Phishing, ransomware and virus attacks have been increasing in more recent years through 2020, with WannaCry impacting the Company in March 2018 and ransomware Eight in South Africa in 2020. In March 2021, ArcelorMittal Liberia and Dofasco were subject to a Cobalt Strike BEACON malware attack. The attack initially occurred on the ArcelorMittal Liberia network, with a malicious file download leading to an infection by malware. The attacker then moved laterally within the ArcelorMittal Liberia network to the ArcelorMittal Dofasco environment, attempting to infect the ArcelorMittal Dofasco system. In April 2021, ArcelorMittal Dofasco engaged an outside firm to conduct an exhaustive review of the attack, and no evidence data access, staging or theft was found. In April 2022, one of ArcelorMittal Brasil’s business partners was the subject of a malware attack in which the attackers moved laterally in an attempt to gain access to shared accounts between the partner and ArcelorMittal Brasil. The attackers then also attempted to use this initial attack to access some of the Company’s North American sites. A forensic analysis of the incident by an outside firm found no evidence that data or accounts related to ArcelorMittal Brasil or any of the Company’s North America sites had been compromised.
Adverse consequences of technological advances like Industry 4.0, Cloud Computing, Internet of Things, and Blockchain may
increase threats or cause damage to ArcelorMittal, for example by impacting shop-floor systems supporting production and maintenance and thereby forcing plant operations to revert to manual mode with loss of production, resulting in new risks to ArcelorMittal’s operations and systems. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures. Although ArcelorMittal performs annual cyber maturity assessments in many of its business units, which are supplemented by in-depth cyber audits and penetration testing exercises performed by ArcelorMittal Global Assurance, the risk of significant data breaches, data theft, unauthorized access or successful hacking cannot be eliminated. There may also be an increased risk of cybersecurity breaches due to ongoing geopolitical tensions involving Russia.
If unauthorized parties attempt or manage to bring down the Company’s website or force access into its information technology systems, they may be able to misappropriate personal and confidential information, cause interruptions in the Company’s operations, damage its computers or process control systems or otherwise damage its reputation and business. In such circumstances, the Company could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules including the EU’s General Data Protection Regulation (“GDPR”). Any compromise of the security of the Company’s information technology systems could result in a loss of confidence in the Company’s security measures and subject it to litigation, civil or criminal penalties, and adverse publicity that could adversely affect its reputation, financial condition and results of operations.
III. Risks related to ArcelorMittal’s mining activities
ArcelorMittal’s mining operations are subject to risks associated with mining activities.
ArcelorMittal’s mining operations are subject to the hazards and risks usually associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, the hazards associated with open-pit mining operations include, among others:
• flooding of the open-pit;
• collapse of the open-pit wall;
• accidents associated with the operation of large open-pit mining and rock transportation equipment;

Management report
• accidents associated with the preparation and ignition of large-scale open-pit blasting operations;
• production disruptions or difficulties associated with mining in extreme weather conditions; outbreaks of tropical, viral or other diseases such as COVID-19 pandemic, and Ebola; and other force majeure events such as wars and suspension of activities due to geopolitical constraints;
• hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination; and
• collapse of tailings ponds dams.
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
ArcelorMittal’s reserve and resource estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.
There is a degree of uncertainty attributable to the estimation of mineral reserves and resources. Until mineral reserves and resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of its projects to development, ArcelorMittal must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on the Company’s properties.
The estimation of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the qualified persons preparing such estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling and sampling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.
ArcelorMittal’s estimates of mineral reserves and resources are based on interpretation of geological data and statistical inferences or assumptions drawn from the results of drilling and sampling analysis made as of the date of such estimates.
ArcelorMittal periodically updates its mineral reserve and resources estimates based on the conclusions of the relevant qualified persons with respect to new data generated from exploratory and infill drilling campaigns, results from technical studies and the experience acquired during the operation of the mine and metallurgical processing, as well as changes to the assumptions used to calculate these estimates. Additional data generated may not be consistent with the data on which previous mineral resources and mineral reserves were based. Therefore, estimates may change from period to period or may need to be revised, and there can be no assurance that the mineral resources or mineral reserves in this report will be recovered at the grade, quality or quantities presented.
There can be uncertainty in the assumptions used that may materially impact and result in significant changes to the Company’s current estimates. The assumptions that can fluctuate may include, but are not limited to: market prices including long-term forecasts; operating and capital costs; changes to estimation input parameters and techniques; and changes to cut-off grades, mining, and metallurgical recovery rates. These changes may also render some or all of our current proven and probable mineral reserves and measured and indicated mineral resources uneconomic to exploit and may ultimately result in a reduction of mineral reserves and resources. Additionally, estimated future cash flows, capital expenditure and operating costs, production schedules, mine closure costs, royalty and tax costs estimates, and valuation assumptions based on mineral reserve and mineral resource estimates may not necessarily be indicative of future results.
Pursuant to the S-K 1300 regulations the term “mineral resources” does not indicate recoverable mineral reserves. Future mining of estimated mineral resources is considered uncertain as they do not meet the threshold for mineral reserve modifying factors. Mineral resources are subject to further exploration and evaluation of material factors such as operating

Management report
costs, grades, and recoveries, further engineering, legal and economic feasibility that would allow for the conversion to mineral reserves. Consequently, no assurance can be given that mineral resources not included in mineral reserves will become recoverable proven and probable mineral reserves in the future.
In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. Readers should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.
Moreover, substantial time and expenditures are required to:
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
The Company was formed and subsequently grew through mergers and acquisitions. After curtailing its large-scale M&A activity for several years following the 2008 financial crisis, the Company made several large acquisitions in recent years, including its acquisition (via a joint venture) of Calvert in 2014, of the long steel business ArcelorMittal Sul Fluminense (“AMSF”) in 2018, ArcelorMittal Italia via a long-term lease and conditional purchase agreement in 2018 (renamed Acciaierie d’Italia and which became a joint venture in 2021) and AMNS India Limited (“AMNS India”) via a joint venture in 2019, the acquisition of a majority stake in voestalpine’s HBI facility in Texas in 2022 and the acquisition of Companhia Siderúrgica do Pecém ("CSP") in Brazil in 2022, which is expected to close during the first quarter of 2023.
To the extent ArcelorMittal continues to pursue significant acquisitions, financing of such acquisitions may (depending on the structure) result in increased debt, leverage and gearing. Acquisitions also entail increased operating costs, as well as greater allocation of management resources away from daily operations. Managing acquisitions requires the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations, the adoption of manufacturing best practices, handling any labor disruptions that may arise, attracting and retaining qualified management and personnel as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Acquisitions may also result in subsequent disputes or financial liabilities, including in respect of put options granted to selling shareholders over a retained minority stake. For example, Votorantim S.A. is contesting the exercise price of the put option it has over its stake in ArcelorMittal Brasil, representing substantial financial exposure for the Company. The Company also recognized a financial liability at amortized cost related to the put option granted to voestalpine in connection with the acquisition of the Corpus Christi, Texas HBI facility (as well as with respect to a put option granted to non-controlling interests in Sonasid), as described in notes 2.2.4, 9.3 and 11.5.2 to the consolidated financial statements. In addition, acquisitions may entail future capital expenditures, either as a condition (e.g., the Essar bankruptcy resolution plan referenced below) or in order to realize synergies, operational efficiencies or strategic benefits (e.g., the plans to expand capacity at CSP and form an adjacent clean electricity and green hub). Such capital expenditure may

Management report
not provide the anticipated return on investment. More generally, failure to manage acquisitions could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.
ArcelorMittal may encounter further difficulties with respect to ArcelorMittal Italia (renamed Acciaierie d'Italia) ("ADI").
The Company has encountered and may continue to encounter difficulties with respect to ADI. In particular, pursuant to the initial agreement for the lease and subsequent conditional purchase of the business of Ilva (the "Ilva Agreement"), ADI implemented major improvements involving substantial capital expenditures designed to bring ADI up to and beyond EU environmental standards, to improve its operational performance, to rebuild client confidence and to integrate personnel and apply the Company’s best practices and expertise. The implementation of these improvements was subject to various obstacles, including the unexpected legal, regulatory and operational developments encountered in 2019 and the impact of the COVID-19 pandemic in Italy, which led to a significant reduction in the Taranto plant’s production for several months in 2020. These delays were particularly costly as ADI had been loss-making while it was consolidated in ArcelorMittal’s results from November 2018 to December 2020.
On November 4, 2019, ArcelorMittal sent to the Commissioners managing the Ilva insolvency procedure (the “Commissioners”) a notice to withdraw from or terminate the Ilva Agreement and return the business units to Ilva. This notice was based, among other things, on provisions of the agreement that allow withdrawal in the event that a new law affects the environmental plan for the Taranto plant in such a way that materially impairs the ability to operate the plant or implement the industrial plan; these provisions were triggered following the Italian Parliament’s removal, on November 3, 2019, of the legal protection necessary for ADI to implement its environmental plan without risk of criminal liability. In response, the Commissioners filed suit in Milan seeking an injunction to prevent ArcelorMittal’s withdrawal and termination of the agreement. Following negotiation between the parties, on March 4, 2020, ADI and the Commissioners agreed to settle this litigation and signed an amendment to the Ilva Agreement.
The amendment included terms for investment by Italian state-sponsored and other private entities into ADI, a new industrial plan involving lower-carbon steelmaking technologies, a revised lease payment structure and certain revised commitments and additional conditions precedent related to the completion of the obligation to purchase (including the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures affecting ADI in the context of criminal proceedings where Ilva is a defendant) by May 2022. On that basis, on December 10, 2020, an investment agreement was signed between ArcelorMittal and Invitalia, an Italian state-owned company (the "Investment Agreement"), providing for Invitalia to invest up to €1.1 billion in ADI, in two tranches (equity and €25 million as a loan). On April 14, 2021, following the initial injection by Invitalia of €400 million of new equity, ArcelorMittal and Invitalia formed a public-private partnership. The joint company was renamed Acciaierie d’Italia Holding (“ADI Holding” formerly AM InvestCo), and its main operating subsidiary ADI (then ArcelorMittal Italia) was renamed Acciaierie d’Italia. The Investment Agreement stipulated a second equity injection by Invitalia of up to €680 million, to fund the completion of the purchase of Ilva’s business by ADI Holding, subject to certain conditions precedent to be met initially by May 2022. Certain of these conditions precedent (in particular due to the existence of various judicial measures encumbering the Taranto plant) were not fulfilled by May 31, 2022. Accordingly, on May 31, 2022 the parties entered into amendments to the Ilva Agreement and the Investment Agreement. More specifically, ADI Holding and Ilva signed an amendment to the Ilva Agreement to, among other changes, extend the longstop date for the fulfillment of the conditions precedent (and, therefore, the term of the lease of the Ilva business) by two years (i.e., until May 31, 2024). In parallel, ArcelorMittal and Invitalia signed an amendment to the Investment Agreement (i) to extend the latest date for the second equity injection to May 31, 2024 (to coincide with the latest date for the fulfillment of the conditions precedent for the purchase of the Ilva business assets) and (ii) to reflect certain other circumstances.
At the end of December 2022, in order to address the financial consequences on the Acciaierie d’Italia group of the unprecedented spike in energy costs caused by the Ukraine crisis, ArcelorMittal, the Italian Government and Invitalia agreed, among other things, to accelerate the funding originally envisaged to occur in connection with the acquisition of Ilva’s assets, consisting in particular of €680 million from Invitalia and €70 million from ArcelorMittal (corresponding to an equivalent amount of receivables towards the Acciaierie d’Italia Group), in the form of a convertible shareholder loan made available on February 14, 2023, as a result of which, upon conversion, Invitalia’s stake in ADI Holding will be increased to 60% and ArcelorMittal’s will reduce to 40%. The settlement of Invitalia’s shareholder loan was completed on February 17, 2023. The latest amendment to the Investment Agreement also introduced a partial modification to ADI Holding’s governance effective as of the end of the term of the current board of directors (set to expire with the approval of the 2023 financial statements), when Invitalia will become entitled to appoint the CEO (subject to ArcelorMittal’s approval) and ArcelorMittal to appoint the chairman (subject to Invitalia’s approval) and each party will continue to appoint two more board members. Also, as from the conversion of the shareholder loans into capital, Invitalia will have the right to transfer to any third party an interest of no

Management report
more than 20% of the share capital of ADI Holding, subject however to ArcelorMittal’s right of first refusal.
The Investment Agreement also includes an updated industrial plan (revised in connection with the May 2022 amendment) envisaging through 2026 investment in lower-carbon steelmaking technologies, including the construction of a 2.5 million tonne EAF, which is expected to open in mid-2024, and the relining of blast furnace #5, which is expected to start production in 2024. This industrial plan targets reaching 8 million tonnes of production in 2025 (crude steel production is limited to 6 million tonnes until the environmental plan is completed). It integrates a series of public support measures including ongoing government funded employment support and includes, for the period between 2021 and 2025, environmental capital expenditures of €117 million and industrial capital expenditures of €957 million as well as capital expenditures of €226 million for the revamp of blast furnace #5 and €260 million for the construction of the EAF.
While the funds instrumental to the second equity injection have now been disbursed, no assurance can be given that the purchase of Ilva's assets will be completed by May 2024 (in case conditions precedent are not met or waived or the May 2024 deadline extended, ADI Holding would not be required to complete the purchase of Ilva’s assets and a portion of its capital invested would be returned to its shareholders) or that further operational, financial, legal, regulatory, labor-related or political difficulties will not arise, potentially resulting in the failure to achieve the anticipated benefits of the project, further losses, renewed litigation and payments of substantial amounts or other damages.
ArcelorMittal faces risks associated with its acquisition, via a joint venture, of AMNS India.
ArcelorMittal acquired, via a joint venture with Nippon Steel Corporation (“NSC”), AMNS India on December 16, 2019, in a bankruptcy resolution process. The joint venture’s proposal, set out in a resolution plan (the “Resolution Plan”) that detailed among other things the amount to be paid to existing creditors and towards capital infusion (totaling $7.1 billion and including $417 million of guaranteed working capital adjustment) and the improvements and related capital expenditures (totaling $2.6 billion) to be made over the medium-term, was approved by the Indian Supreme Court on November 15, 2019.
The implementation of the Resolution Plan and more generally ArcelorMittal’s shareholding in AMNS India subjects ArcelorMittal to various risks. On the operational front, the industrial project to turnaround AMNS India, expand its operations and further improve operational profitability is large-scale and ambitious. While ArcelorMittal has substantial experience in turnaround situations, the scale of this one is particularly large and it is the Company’s inaugural large-scale acquisition in India, an emerging market. Moreover, AMNS India’s acquired assets did not include certain assets that are ancillary to the steel plant. AMNS India has since made additional acquisitions in this respect, such as of Odisha Slurry Pipeline Infrastructure Limited and a power plant. On October 19 and November 15, 2022, AMNS India concluded a transaction to acquire certain port, power and other logistics and infrastructure assets in India from the Essar Group for a net value of approximately $2.4 billion. In March 2021, AMNS India signed a Memorandum of Understanding ("MoU") with the Government of Odisha in view of building an integrated steel plant with a 12 million tonne capacity per annum in Kendrapara district of state Odisha. A pre-feasibility study report was submitted to the state government in the third quarter of 2021, and AMNS India is currently engaging with the government for further studies and clearances. Further options to build a 6 million tonne per annum integrated steel plant are being assessed. In addition it acquired Uttam Galva in a bankruptcy proceeding. The joint venture has financed such acquisitions with its own cash and drawings under existing financings (including the one referenced below, guaranteed by its shareholders). The Company currently expects that any future acquisitions would likely be similarly financed. Moreover, the joint venture has announced $7.4 billion in projected capital expenditure requirements that it expects to finance similarly (subject to potential cost overruns). The risks in this respect are compounded to an extent by the fact that AMNS India was emerging from bankruptcy (meaning, among other things, that maintenance capital expenditures were deferred) and is owned and operated by a joint venture with attendant risks around strategic alignment, potential discord and deadlock. ArcelorMittal is exposed to the extent of its equity investment and its guarantees of the financings of the joint venture, the latter of which may increase in amount as noted above. On March 16, 2020, AMNS Luxembourg, the parent company of the joint venture AMNS India, entered into a $5.1 billion ten-year term loan agreement with several Japanese banks which is guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture. See further information in note 2.4 to the consolidated financial statements.
ArcelorMittal’s greenfield, brownfield and other investment projects are subject to financing, execution and completion risks.
The Company has announced a number of greenfield or brownfield development projects as well as other significant investment projects which are capital intensive. See “Properties and capital expenditures—Property, plant and equipment—Investments in joint ventures” and “Properties and capital expenditures—Capital expenditures” for further information on projects the Company has announced. Particularly significant

Management report
recent projects include the Company’s announced projects in Mexico, Liberia, India, France and Brazil involving estimated capital expenditures of approximately $4.2 billion over the 2021 to 2025 period. With respect to India, in March 2022, the Company also established a strategic partnership with Greenko Group, an Indian energy transition company, to develop a ‘round the clock’ renewable energy project with 975 MW of nominal capacity, involving investments of approximately $600 million and combining solar and wind power. In addition, ArcelorMittal’s joint venture AMNS India has significant capital expenditure projects (amounting to $7.4 billion according to estimates announced on September 27, 2022) and has signed a memorandum of understanding with the Government of Odisha in view of building an integrated steel plant with an 12Mtpa capacity in Kebdrapara district of state of Odisha; and other joint ventures have significant ongoing investment projects.
To the extent these projects go forward, they would entail substantial capital expenditures, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources, local opposition to land acquisition or project development, managing relationships with or obtaining consents from other shareholders, revision of economic viability projections, demand for the Company’s products, local environmental or health-related conditions, and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its development projects. For investment projects that the Company expects to fund primarily through internal sources, these sources may prove insufficient depending on the amount of internally generated cash flows and other uses of cash, and the Company may need to choose between incurring external financing or foregoing the investment. The Company cannot guarantee that it will be able to execute its greenfield, brownfield or other investment projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment. Conversely, should the Company decide to postpone or cancel development projects, it could incur various negative consequences such as litigation or impairment charges, as well as loss of anticipated strategic benefits.
ArcelorMittal faces risks associated with its investments in joint ventures and associates.
ArcelorMittal has investments in numerous joint ventures and associates. See “Properties and capital expenditures—Property, plant and equipment—Investments in joint ventures” and note 2.4 to the consolidated financial statements. In particular, it has structured significant growth transactions in recent years, including Calvert and AMNS India as joint ventures, and recently restructured ADI as a joint venture. These joint ventures subject ArcelorMittal to several types of risks.
First, risks that are endemic to joint ventures generally due to their nature as entities over which control is shared. These include the risk of dead-lock and/or coordination issues affecting the implementation of strategy. To the extent joint ventures and associates are controlled and managed by partners, they may not fully comply with ArcelorMittal’s standards, controls and procedures, including ArcelorMittal’s health, safety, environment and community standards; this could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect ArcelorMittal’s results and reputation.
Second, joint ventures may be the source of substantial expenditures and financial exposure. Although ArcelorMittal’s joint ventures are responsible for their own debt repayment and it does not consolidate their indebtedness, ArcelorMittal may make substantial cash contributions to extend loans to and/or guarantee the debt or contractual obligations of its joint ventures. This may particularly be the case for joint ventures that are strategic and that are expanding and developing, such as AMNS India and Calvert. As of December 31, 2022, ArcelorMittal had given $4.4 billion of guarantees on behalf of associates and joint ventures, including $3.1 billion on behalf of AMNS India, $354 million on behalf of Calvert, $341 million in relation to outstanding lease liabilities for vessels operated by Global Chartering and $178 million on behalf of its joint venture Al Jubail (discussed further below). See notes 2.4.1, 2.4.2 and 9.4 to ArcelorMittal’s consolidated financial statements. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included $375 million and $406 million of commitments given on behalf of associates as of December 31, 2022 and 2021, respectively, and $598 million and $452 million of commitments given on behalf of joint ventures as of December 31, 2022 and 2021, respectively. First demand guarantees include ones given for payments under operating contracts, such as energy supply contracts. In the current context of spiking energy prices and potential energy shortages, the risk of such guarantees being activated and leading to substantial financial exposure is increased.
Third, joint ventures and associates may experience financial difficulties. In such circumstances, ArcelorMittal may choose to restructure the joint venture, to contribute additional equity or to guarantee additional financing. The Company also may be exposed to loss of its investment or calls on existing guarantees. For example, the financial situation of ArcelorMittal’s joint venture in Saudi Arabia, Al Jubail, was negatively impacted by a slower than expected ramp-up of operations and required further funding in 2018 and 2019; it may require additional funding in the future. ArcelorMittal has provided shareholder

Management report
loans to assist with funding and has guaranteed some of the joint venture’s indebtedness (see above).
Finally, ArcelorMittal’s investments in joint ventures and associates may result in impairments. In 2020, as a result of lower cash flow projections resulting from weaker market conditions partially linked to the COVID-19 pandemic, the Company recognized a $211 million impairment charge with respect to its associate DHS Group. As of December 31, 2022, ArcelorMittal’s investments accounted for under the equity method had a carrying amount of $10.8 billion, including AMNS India ($3.4 billion), Acciaierie d'Italia ($1.2 billion), DHS Group ($791 million), China Oriental ($1.2 billion), Gonvarri ($673 million), Calvert ($884 million), Baffinland ($356 million) and VAMA ($351 million).
V. Risks related to ArcelorMittal’s financial position and organizational structure
Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill.
At each reporting date, in accordance with the Company’s accounting policy described in note 5.3 to the consolidated financial statements, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (goodwill is reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash-generating unit) is reviewed in order to determine the amount of the impairment, if any.
If certain of management’s estimates change during a given period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2019, the Company recognized $1.3 billion of impairments on the fixed assets of ArcelorMittal USA (of which $660 million was reversed in 2020 in connection with the agreed sale to Cleveland-Cliffs) and a $75 million impairment at ArcelorMittal South Africa following downward revisions of cash flow projections. In 2020, the Company recorded impairment charges of $196 million, including $92 million related to the permanent closure of the coke plant in Florange (France) in the first quarter and $104 million following the permanent closure of a blast furnace and steel plant in Krakow (Poland) in the third quarter. The Company also recognizes impairment in connection with intended sales, when the carrying amount of the disposal group is higher than the fair value less cost to sell. In this context, the Company recognized a total impairment charge of $994 million (including $888 million in connection with the intended sale of the ADI remedy assets and $86 million in relation to the sale of the Votorantim remedy assets) in 2018, an additional impairment of $497 million in 2019 related to the remedy asset sales for the ADI acquisition and a $331 million impairment charge with respect the Company’s plate assets in Europe in 2020. In 2022, the Company recognized a $1.0 billion impairment charge with respect to its Ukrainian operations. Substantial amounts of goodwill, tangible and intangible assets remain recorded on the Company’s consolidated statement of financial position. As of December 31, 2022, the Company’s balance sheet included $3.8 billion of goodwill.
More generally, no assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions deteriorate or as a result of the Russian invasion of Ukraine and any resulting economic impacts. In particular, changes in key assumptions used in the Group’s impairment tests, due to market conditions, regulations (including environmental regulations) or other reasons may result in additional impairment losses being recognized in the future in particular with respect to ACIS. In addition, for operations in jurisdictions where a legal obligation of carbon neutrality has been established (i.e., EU and Canada) the Company’s assumptions include the significant long-term investments necessary to reach the Group’s announced carbon emissions goals. With respect to operations in other jurisdictions where decarbonization will occur at a different pace, the Company increased risk premiums included in their discount rates until they are able to accelerate their decarbonization strategy to meet the 2050 carbon neutrality objective and a legal obligation arises in the relevant jurisdiction. The Company’s assumptions for future cash flows also include an estimate for costs that the Company expects to incur to acquire emission allowances, which primarily impacts the flat steel operations in Europe. The assumption for carbon emission cost is based on historical experience, expected opportunities to mitigate or otherwise offset such future costs and information available in respect of future changes. Due to economic developments, uncertainties over the pace of transition and available public funding support to implement low-emission technologies, political and environmental actions that will be taken to meet the carbon reduction goals, regulatory changes and emissions activity arising from climate-related matters, the Company’s assumptions used in the recoverable amount calculations, among others those relating to capital expenditure and carbon emission costs are inherently uncertain and may ultimately differ

Management report
from actual amounts. In addition, the ongoing conflict between Russia and Ukraine, its impact on demand and costs and any resulting further reduced production, sales and income of the Company’s Ukrainian operations increase the risk that the Company may need to record an additional impairment charge with respect to such operations. For further information on these risks, see notes 1.2 and 5.3 to the consolidated financial statements.
ArcelorMittal's indebtedness could have an adverse impact on its results of operations and financial position, and the market's perception of ArcelorMittal's leverage may affect its share price.
As of December 31, 2022, ArcelorMittal had total debt outstanding of $11.7 billion, including $2.6 billion of short-term debt and current portion of long-term debt (including payables to banks and the current portion of long-term debt) and $9.1 billion of long-term debt, net of current portion. As of December 31, 2022, ArcelorMittal had $9.4 billion of cash and cash equivalents and restricted cash, and $5.5 billion available to be drawn under existing credit facilities. The Company also relies on its true sale of receivables programs ($5.3 billion of trade receivables sold at December 31, 2022), as a way to manage its working capital cycle.
While ArcelorMittal’s indebtedness has decreased significantly in recent years, were it to increase substantially in the future, this could contribute to the Company’s vulnerability to adverse economic and competitive pressures in its industry, limit flexibility in planning for, or reacting to, changes in its business and industry; limit its ability to borrow additional funds on terms that are acceptable to the Company or at all. More generally, a further deterioration of market conditions may impact ArcelorMittal’s ability to refinance its indebtedness on acceptable conditions or at all.
Credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry and mining industries, macroeconomic trends (such as global or regional recessions or economic shocks such as that resulting from the COVID-19 pandemic) or trends in credit and capital markets more generally, While ArcelorMittal’s long-term credit ratings were most recently affirmed by Moody’s (in September 2021), Standard & Poor’s (in February 2021) and Fitch (in May 2022), any future downgrades could lead to an increase in its cost of borrowing. (Due to commercial considerations the Fitch rating has been withdrawn and Fitch is no longer publishing ratings on ArcelorMittal.) The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and downgrades that occurred in 2012, 2015 and 2020 resulted in increased interest expense.
ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These restrictive covenants could limit ArcelorMittal’s operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under the credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate, creating liquidity pressures. In addition, the mere market perception of a potential breach of any financial covenant, to the extent in effect, could have a negative impact on ArcelorMittal’s ability to refinance its indebtedness on acceptable conditions.
Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or from floating to fixed. ArcelorMittal had exposure to 87% of its long-term debt at fixed interest rates and 13% at floating rates as of December 31, 2022.
In addition to the foregoing specific risks relating to ArcelorMittal’s indebtedness, its share price is affected by the markets’ perception of its leverage.
ArcelorMittal could also, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in May 2009, January 2013, April 2016 and May 2020), which could (depending on how they are structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution. In addition, ArcelorMittal has undertaken and may undertake asset disposals in order to reduce debt, as it did over several years through 2020.
For further information on ArcelorMittal’s indebtedness see “Operating and financial review—Liquidity and capital resources,” “Operating results” and note 6.1.2 to the consolidated financial statements.

Management report
ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.
At December 31, 2022, ArcelorMittal had $8.6 billion recorded as deferred tax assets on its consolidated statement of financial position representing a $0.4 billion increase as compared to December 31, 2021. In 2021, deferred tax assets increased by $0.2 billion primarily due to the changes in the expectation of future profits mainly in Luxembourg. In 2022, the Company recorded deferred tax benefits of $0.4 billion mainly due to the recognition of deferred tax assets in Luxembourg following an increase in the future taxable income expectation on unrealized gains on derivative instruments. The deferred tax assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration. At December 31, 2022, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $8.6 billion was at least $34.4 billion at certain operating subsidiaries.
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
ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe and South Africa provide defined benefit pension and other post-retirement benefit plans to their employees. Some of these plans are currently underfunded, see note 8.2 to the consolidated financial statements for the total value of plan assets and any deficit.
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
ArcelorMittal operates and sells products globally and as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, its results of operations are subject to translation risk (i.e., the U.S. dollar value of revenue and profits generated in other currencies and its debt denominated in other currencies) and transaction risk (i.e., a mismatch between the currency of costs and revenue). Foreign exchange gain for the year ended December 31, 2022 was $191 million as compared to a $155 million loss for the year ended December 31, 2021.
Moreover, ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, India, South Africa, Venezuela, Kazakhstan and Ukraine, the risk of significant currency devaluation is high. For example, the Argentinian peso has continued to substantially depreciate since 2018, and in 2021, it depreciated approximately 22.1% versus the U.S dollar. Moreover, inflation in 2019 reached its highest point since 1991 at 53.8% attesting the hyperinflationary dimension of Argentina’s economy. In order to slow peso depreciation, and in response to the economic situation, the Argentinian government enacted a series of currency controls which require central bank permission to exchange pesos for foreign currency. In 2022, most currencies depreciated against the U.S. dollar, in a context of rising inflation and interest rates.

Management report
Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Business overview— Government regulations—Key currency regulations and exchange controls” and “Operating and financial review—Key factors affecting results of operations—Impact of exchange rate movements.”
The Significant Shareholder has the ability to exercise significant influence over the outcome of shareholder votes.
At December 31, 2022, a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries (referred to as the “Significant Shareholder”), beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) ordinary shares amounting to 330,534,323 in the aggregate (when aggregated with ordinary shares of ArcelorMittal held directly by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal) , representing 41.04% of ArcelorMittal’s then outstanding shares. The foregoing statement does not give effect to the ordinary shares resulting from the conversion of the mandatorily convertible subordinated notes issued in May 2020 outstanding as of December 31, 2022. Assuming conversion of all such outstanding mandatorily convertible subordinated notes (including those held by the Significant Shareholder), the Significant Shareholder would, together with Mr. and Mrs. Mittal, beneficially own 341,574,803 ordinary shares representing 36.15% of issued shares (assuming conversion of all notes at the maximum conversion ratio) or 339,930,443 ordinary shares representing 36.36% of issued shares (assuming conversion of all notes at the minimum conversion ratio). As a result, the Significant Shareholder has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and obtaining funding through debt. The Significant Shareholder also has the ability to significantly influence a change of control of ArcelorMittal. For further information on the Company’s major shareholders, see “Shareholders and markets—Major shareholders”.
ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions, and loss-making subsidiaries may drain cash flow necessary for such needs or distributions.
As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. These subsidiaries may also experience operating difficulties that impact their cash flows. For example, ArcelorMittal South Africa has experienced significant difficulties in recent years, including significant outstanding debt, issues with market demands, supply chain disruptions, labor strikes, volatility of the rand vs. U.S. dollar, the effects of the COVID-19 pandemic and national lockdowns. Ongoing difficulties resulted in 2016 in a rights offering entirely underwritten by ArcelorMittal and an additional cash injection from ArcelorMittal, and the auditor reports for 2019 and 2020 included a material uncertainty related to going concern.
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

Management report
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
In the EU, the Industrial Emissions Directive (“IED”) defines the so called Best Available Techniques (“BAT”) and sets the ranges of values that need to be established as limits in the environmental permits. The BAT are also used in other regions as reference, and are periodically reviewed (in theory, an eight-year cycle) to ensure a continuous improvement of environmental performance. The European Commission has started the review of the IED, with a proposal published in April 2022, which aims at the strengthening of the permitting framework, supported by growing general concerns about the effects of pollution on the environment and human health.
Despite ArcelorMittal’s efforts to comply with environmental, health and safety laws and regulations, and monitor and reduce accidents at its facilities, health, safety and environmental incidents or accidents, including those involving serious injury or death, have occurred and may in the future occur. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, crushing incidents, vehicular accidents, falls while working at heights, and other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous, toxic or dangerous materials, which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment.
Certain of these incidents may result in costs and liabilities and negatively impact the Company’s reputation or the operations of the affected facilities. Such accidents could lead to production stoppages, loss of personnel, loss of key assets, or put at risk the Company’s employees (and those of sub-contractors and suppliers) or persons living near affected sites. Even if ArcelorMittal’s liability were to be covered by insurance, its insurance premium may rise as a result. See also “ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.” In addition, any gap between community and worker expectations and ArcelorMittal’s environmental, health and safety perceived performance, as a result of any accidents, safety incidents or even the perception of potential safety or environmental issues, may negatively impact community relations, labor relations, customer relations and the Company’s reputation and result in disruptions to the Company’s operations.
In addition, accidents may arise from the usage of certain types of equipment or from the adoption of operating practices that prove to be insufficiently safe or the failure to follow the Company’s standard operating procedures. Accidents may also be caused by human error, the lack of knowledge by its employees on what to do in a given situation or the inability of its employees to follow the prescribed protocols in a given situation. Working in remote or hazardous conditions, where it may be more difficult to mitigate the consequences of an accident or put in place certain preventative measures, may further increase such risks. Furthermore, the Company’s ability to conduct certain in-person health and safety training sessions for its employees has been impeded by restrictions resulting from the COVID-19 pandemic, which has had negative effects on ArcelorMittal’s recent health and safety record. The occurrence of an accident also may lead to legal claims that seek to hold the Company liable, and it may not be successful in defending against such claims.
ArcelorMittal also incurs costs and liabilities associated with the assessment and remediation of contaminated sites, and in its mining activities, those resulting from tailings and sludge disposal, effluent management, and rehabilitation of land disturbed during mining processes. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities in respect of divested assets and past activities. This may also be the case for acquisitions when liabilities for past acts or omissions are not adequately reflected in the terms and price of the acquisition. ArcelorMittal could become subject to further remediation obligations in the future, as additional contamination is discovered or clean-up standards become more stringent.
ArcelorMittal could become subject to unidentified liabilities in the future, such as those relating to uncontrolled tailings breaches or other future events or to underestimated emissions of polluting substances. For example, mining companies have incurred substantial liabilities in connection with the failure of tailing pond dams. In February 2019, the Company decided as a precautionary measure to implement its plan to evacuate the community situated downstream of its dormant Serra Azul tailing dam with a 5.8Mm3 tailings volume in Brazil. The decision was based on an updated site-based assessment following recent incidents in the Brazilian mining sector pending further testing and implementation of any necessary mitigation measures. Pursuant to the Complementary Agreement Term signed on June 7, 2021 between ArcelorMittal Brasil and the Federal and State Prosecutor Offices, ArcelorMittal Brasil is obligated to execute an action plan to ensure the stability, safety and decommissioning of the Serra Azul tailing dam (the “Serra Azul Project”). As of December 31, 2022, the Company had recognized provisions amounting to $187 million for the Serra Azul Project. See “Business overview— Sustainable development—Fundamental focus on tailings dam safety and impacts". At certain tailing pond dams, a risk of overfilling can

Management report
result in costly evacuation of hazardous waste being required to avoid contamination of the site.
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
For further information, see “Business overview—Government regulations—Health and safety laws and regulations” and “Business overview—Government regulations—Environmental laws and regulations” and note 9.1 to the consolidated financial statements.
Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations, financial condition and reputation.
Compliance with new and more stringent environmental obligations relating to GHG emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (“CO2”), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The EU has established GHG regulations and has revised its emission trading system (“ETS”) for the period after 2020 in a manner that that is expected to require ArcelorMittal to incur additional costs to acquire emissions allowances, as discussed below. In July 2021, the European Climate Law was published, setting a new EU climate ambition target of at least a 55% reduction in GHG emissions in 2030 versus 1990 (compared with the current ambition of a 40% reduction) and reaching carbon neutrality by 2050. In July 2021, the European Commission published the so called “Fit for 55” package aimed at aligning the EU’s climate, energy, land use, transport and taxation policies with the 2030 ambition set by the European Climate Law. To become EU law, the proposals need to be adopted by both the European Parliament and the Council of the European Union (the “Council”). The proposals are all interconnected, and they combine: tightening and extending of the existing ETS; increased use of renewable energy; greater energy efficiency; a faster roll-out of low emission transport modes and the infrastructure and fuels to support them; an alignment of taxation policies with the European Green Deal objectives; a carbon border adjustment mechanism (“CBAM”) to prevent carbon leakage; and tools to preserve and grow natural carbon sinks. Of particular relevance are the ETS and CBAM proposals that will impact the carbon emissions allowances from the second trading period of Phase IV (i.e., 2026-2030) onwards. At the end of 2022, a provisional agreement on both proposals was reached amongst the three institutions that secured an improvement of the free allocation to the integrated steel and DRI production routes and a slower phase out of free allocation in 2026-2030 for sectors covered by the CBAM compared to the Commission proposal. Despite these improvements, this is likely to require ArcelorMittal to incur additional costs in that period to acquire emissions allowances, and CO2 costs per tonne are expected to increase significantly from 2026. The financial impact on ArcelorMittal, in particular the extent of margin squeeze, will depend on many factors, including actual CO2 market prices, hedging, the pace of ArcelorMittal's decarbonization of its European steel production, the effectiveness of the CBAM and the amount of premiums customers may be willing to pay for decarbonized steel. Formal adoption is expected during the first half of 2023.
Other jurisdictions have also started to enact similar regulations, including South Africa, where a CO2 tax system was introduced in 2019, and in Kazakhstan, where the Emission Trading Scheme restarted operations on January 1, 2018 with new trading procedures and allocation methods supported by an online platform for monitoring, reporting and verifying emission sources and GHG.
Other regulations have been implemented in Argentina, Ukraine and Canada and additional measures may be enacted in the future in other jurisdictions, further increasing the complexity of compliance with environmental laws and regulations.
Following the international agreement reached by the United Nations Framework Convention on Climate Change in December 2015 with the aim to implement the necessary drivers to achieve drastic reductions of carbon emissions (the “Paris Agreement”), the environmental regulatory system has become more complex worldwide and the Company has taken steps to reduce its emission footprint, which in 2021 totaled approximately 139 million tonnes of CO2, through various research and development initiatives, and announced in July 2021 a 2030 global carbon emissions intensity reduction target of 25%, an increase in its European 2030 carbon emissions intensity reduction target to 35% from 30% previously announced. These targets cover both Scope 1 and 2 emissions and are set against the Company’s 2018 baseline. In addition, in September 2020, ArcelorMittal made a Group-wide commitment to becoming carbon neutral by 2050. Whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax or acquisition of emission rights at market prices, emissions controls, reporting requirements, or other regulatory initiatives, such environmental regulations could have a negative effect on ArcelorMittal’s production levels, income and cash flows. These laws could also negatively affect the Company’s

Management report
suppliers and customers, which could translate into higher costs and lower sales. In particular, the European Commission’s decision to further reduce the allocation of CO2 emission rights to companies (as discussed above) could negatively impact the global steel industry, as the amount of such rights is currently insufficient to satisfy technically achievable operating conditions. CO2 emissions regulations have already resulted in increased costs in Europe, and ArcelorMittal expects costs will continue to increase with the implementation of Phase IV of the ETS that started in 2021 and that has seen EU allowances prices increase significantly compared to 2020 levels. In addition, the COVID-19 pandemic and its economic consequences caused a decline in production at most EU sites in 2020. Given that, under Phase IV rules, the activity levels from 2020 have an effect on the calculation of the allocations in 2021 and 2022 and also on the second trading period of Phase IV (2026-2030), lower production levels might lead to reduced allocations.
Furthermore, many developing nations have not yet instituted significant GHG regulations, and the Paris Agreement specifically recognizes that GHG emissions will peak later in developing countries. As the Intended Nationally Determined Contributions (“INDC”) for developing nations under the Paris Agreement may be less stringent than for developed nations in light of different national circumstances, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in developing countries. Depending on the extent of the difference between the requirements in developed regions (such as Europe) and developing regions (such as China or the CIS), this competitive disadvantage could be severe and render production in the developed region structurally unprofitable. High carbon costs in combination with weakening demand, rising imports, high energy costs and high iron ore prices was one of the factors underlying the Company’s decision to implement production cuts in Europe in 2019 and in the second half of 2022. To address the resulting competitive disadvantage compared to imports, which is expected to increase in the future absent government intervention, the Company has been advocating vis-à-vis the European Commission to introduce a CBAM to the safeguard measures on steel imports in order to ensure that imports into Europe face the same carbon costs as producers in Europe. In July 2021, as part of Fit for 55 (discussed above), the European Commission proposed a CBAM. At the end of December 2022, an agreement was reached which will progressively phase out free allocation of CO2 emissions allowances starting in 2026.
This would contribute to a very significant shortage in free allocation in the later years of the second trading period of Phase IV. This could result in the Company incurring significant additional costs to acquire emissions allowances, the purchase of which may or may not be effectively hedged in the future. The financial impact will also depend on the evolution of the allowances price and the Company’s parallel progress in decarbonization, the cost of which may also be higher than currently expected. In addition, the effectiveness of the CBAM proposal against carbon leakage is untested, the provisions to address circumvention risks, including resource shuffling and cost absorption seem insufficient, and no solution for exports has been yet considered. In December 2022, the Council and the European Parliament reached a provisional agreement on CBAM that will need to be confirmed by ambassadors of the EU member states, and by the European Parliament, and adopted by both institutions before it is final. Under the provisional agreement, CBAM will begin to operate from October 2023 onwards and is expected to be phased in gradually, in parallel to a phasing out of free allocations, once it begins under the revised EU ETS for the sectors concerned. In addition, CBAM will be set up to equalize the price of carbon paid for EU products operating under the EU ETS and for imported goods by requiring companies that import into the EU to purchase so-called CBAM certificates to pay the difference between the carbon price paid in the country of production and the price of carbon allowances in the EU ETS. Nonetheless, no assurance can be given as to the timing or adoption of the provisional agreement or its implementation.
In addition, as regulators and investors increasingly focus on climate change issues, the Company is exposed to the risk of frameworks and regulations being adopted that are ill-adapted to its operations. For example, the most established framework for carbon pricing and emissions trading schemes is currently the European Union’s ETS discussed above. As mentioned above, the Company has highlighted the importance that a CBAM be included in this system in order to avoid competitive distortions such as European steel becoming overpriced due to European carbon policy, prompting the market to outsource its steel from other regions where carbon is less expensive. With respect to investors, the European Union has reached a political agreement on a package of measures to implement key actions with respect to its sustainable finance plan, and, in June 2020, the European Commission published the EU Taxonomy for Sustainable Finance, a unified classification system to define what can be considered an environmentally sustainable economic activity, as a step in the efforts to channel investments into sustainable activities by making it clearer which economic activities most contribute to meeting the EU’s environmental objectives. The Taxonomy Delegated Act on climate mitigation and adaptation criteria is effective as of January 1, 2022 but Delegated Acts for the four other environmental objectives are still pending, which at present prevents determination as to when an activity can be considered environmentally sustainable. A proposal for a Corporate Sustainability Reporting Directive (“CSRD”), which envisages the adoption of EU sustainability reporting standards to be developed by the European Financial Reporting Advisory Group (“EFRAG”), with such standards to be

Management report
tailored to EU policies building on and contributing to international standardization initiatives, was adopted by the European Parliament on November 10, 2022 and by the Council on November 28, 2022. The CSRD will enter into force 20 days thereafter and will apply to ArcelorMittal as from January 1, 2024. The SEC has also proposed new climate change disclosure requirements . If the standards or requirements adopted are not appropriate for the Company or if investors, financial institutions or other stakeholders, including the public, begin to view investments in steel and mining as undesirable, it may become more difficult and/or more expensive for the Company to obtain financing. While the Company has taken significant steps and continues to adapt its operations in light of climate change and the need for sustainability, such steps may not be in line with future frameworks or regulations or market views of investment suitability. Moreover, the Company may in the future face increasing shareholder activism and/or litigation in relation to sustainability matters. See also “The Group’s carbon emissions intensity reduction targets are based on current assumptions with respect to the costs, government and societal support for the reduction of carbon emissions in particular regions and the advancement of technology and infrastructure related to the reduction of carbon emissions over time, which may not correspond in the future to ArcelorMittal’s current assumptions and may render its targets more costly, more difficult, or even impossible, to achieve.”
For further information on environmental laws and regulations and how they affect the Company’s operations, see “Business overview—Government regulations—Environmental laws and regulations” and note 9.1 to the consolidated financial statements.
The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.
Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes, mining taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See note 10 to the consolidated financial statements.
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
ArcelorMittal is subject to economic policy, military, political, social and legal risks and uncertainties in the emerging markets in which it operates or proposes to operate, and these uncertainties may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.
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
Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally controlled command economies to market-oriented systems or from authoritarian regimes to democratically elected

Management report
governments and vice-versa. Political, economic and legal reforms necessary to complete such transformation may not progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries. As an example, in Kazakhstan, there were widespread protests (and violent clashes between protestors and police) in early January 2022, resulting in a government crackdown (aided by Russian forces). The prospect of further unrest and resulting political or economic destabilization cannot be ruled out. Furthermore, certain of ArcelorMittal’s operations are also located in areas where acute drug-related violence (including executions and kidnappings of non-gang civilians) occurs and the largest drug cartels operate, such as the states of Michoacán, Sinaloa and Sonora in Mexico.
Certain emerging markets where ArcelorMittal has operations have experienced or are experiencing particularly difficult operating conditions. In Brazil, for example, despite a strong rebound post pandemic, GDP is still below its first quarter of 2014 peak amid continued political uncertainty. Economic growth in South Africa has been weak since entering a recession in the second quarter of 2018, and prior to this recession, the South African steel and mining industries have been subject to a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs, resulting in losses in recent years for ArcelorMittal South Africa. Many emerging markets are also at risk of economic crises (be it external debt, currency, domestic corporate, household or public debt crises) usually brought on by an economic or political shock which can exacerbate existing domestic structural imbalances. Crises in Argentina and Turkey in 2018/19 were examples and had negative impacts on the Company’s core markets in Brazil and the EU, respectively. Other countries at risk of further economic crises include Turkey (renewed external debt/Lira crisis and a sharp downturn in domestic demand), South Africa (in relation to its public debt), Ukraine (external debt), Brazil (long term public debt sustainability) and to a lesser extent India (again in relation to its public debt).
Finally, ArcelorMittal’s operations in certain countries may be affected by military conflicts. The current situation in Ukraine, where the Company has substantial operations, is an example. See “—Russia’s invasion of Ukraine, international reaction to it (in particular in the form of sanctions) and any regional or global escalation of the conflict, could adversely affect the Company’s business, results of operations and financial condition.”
In addition, epidemics and/or pandemics may affect ArcelorMittal’s operations in certain regions and, in some cases, globally. See “—Disruptions to ArcelorMittal’s manufacturing processes caused for example by equipment failures, natural disasters, accidents, epidemics, pandemics, geopolitical conflicts or extreme weather events could adversely affect its operations, customer service levels and financial results and liabilities” above.
Moreover, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to the independence of the judiciary, property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries. ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates because, among other reasons, those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where ArcelorMittal operates could also be at risk of expropriation or nationalization, and compensation for such assets may be below fair value. For example, the Venezuelan government has implemented a number of selective nationalizations of companies operating in the country to date. Although ArcelorMittal believes that the long-term growth potential in emerging markets is strong, and intends them to be the focus of the majority of its near-term growth capital expenditures, legal obstacles could have a material adverse effect on the implementation of ArcelorMittal’s growth plans and its operations in such countries.
ArcelorMittal is subject to an extensive, complex and evolving regulatory framework which may expose it and its subsidiaries, joint ventures and associates to investigations by governmental authorities, litigation and fines, in relation, among other things, to antitrust and compliance matters. The resolution of such matters could negatively affect the Company’s strategy, operations, profitability and cash flows in a particular period or harm its reputation.
ArcelorMittal’s business encompasses multiple jurisdictions and complex regulatory frameworks, including in relation to antitrust, and economic sanctions, anti-corruption and anti-money laundering matters. Laws and regulations in these areas are complex and constantly evolving and enforcement of them continues to increase. ArcelorMittal may as a result become subject to increasing limitations on its business activities and to the risk of fines or other sanctions for non-compliance. From time to time, the Company is subject to review by authorities

Management report
that monitor market power in any of the markets in which it operates. To the extent that ArcelorMittal is deemed by relevant authorities to exhibit significant market power, it can be subject to various regulatory obligations and restrictions, such as disposing of assets or granting access to its operations to third parties or being prevented from completing acquisitions, which could thereby adversely affect its results of operations and profitability. As a result of its position in the steel industry and its historical growth through acquisitions, ArcelorMittal could be subject to governmental investigations and lawsuits by private parties based on antitrust laws. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are currently pending in various countries, including Brazil and Spain. See note 9.3 to the consolidated financial statements. Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, the nature of the resolutions of such proceedings are difficult to forecast but negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages. No assurance can be given that the Company will not be identified as having significant market power in any relevant markets in the future and that it will not be subject to additional regulatory requirements.
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
ArcelorMittal’s profitability or cash flows in a particular period could be affected by adverse rulings in current and future legal proceedings against the Company. See note 9.3 to the consolidated financial statements.
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
ArcelorMittal’s business depends on the transfer of data between its affiliated entities, to and from its business partners, and with third-party service providers, which may be subject to global data privacy laws and cross-border transfer restrictions. While ArcelorMittal takes steps to comply with these legal requirements, the volatility and changes to the applicability of those laws, as well as evolving standards and judicial and regulatory interpretations of such laws may impact ArcelorMittal’s ability to effectively transfer data across borders in support of its business operations that may lead to possible administrative, civil, or criminal liability, as well as reputational harm to the Company and its employees. ArcelorMittal has taken actions necessary to comply with the GDPR, which became enforceable on May 25, 2018, including the adoption of the Binding Corporate Rules, designed to allow ArcelorMittal to transfer personal data from the EU and the European Economic Area (“EEA”) to its affiliates located outside of the EU/EEA in compliance with the GDPR. The GDPR creates a range of compliance obligations for subject companies and increases financial penalties for non-compliance. Other countries in which ArcelorMittal operates or has a presence such as Brazil, India and South Africa have or are in the process of adopting similar legislation for the protection of personal information. Ensuring compliance will require investments to improve business processes, IT solutions and security solutions. The costs of compliance with GDPR and similar legislation for the protection of personal data and the potential for fines and penalties in the

Management report
event of a breach of these laws may have an adverse effect on ArcelorMittal’s business and operations.
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
Risk management process
Management is responsible for internal control in the Company and it has implemented on an ongoing basis a robust short, medium and long-term risk – including ESG and climate-related risks – management and control system, which is designed to ensure its business is focused on achieving its objectives and that significant risks are identified and mitigated. The system is also designed to ensure compliance with relevant laws and regulations.
The Company’s risk management and internal control system is designed to determine risks in relation to the achievement of business objectives and appropriate risk responses. The establishment and maintenance of a risk identification and management process is the responsibility of site/segment/ corporate function management. Risks are owned and monitored by management. Risk officers designated by management facilitate the conversations and help monitoring the action plans. Critical risks are escalated through existing reporting lines. Critical risk decisions are not dissociated from the other decisions. Risks are analyzed by building models and developing scenarios to understand potential financial impacts. Short-term risks (within a 12-month time frame) are identified through a bottom-up process by respective management teams. Risks are identified through a defined process by respective management teams. Business segments and corporate functions consolidate the identified risks and report the top ones as part of the periodic reporting to key internal stakeholders. The Company uses a risk management framework based on a blend of a COSO 2013, ISO 31000 and an in-house model. Sites assess risks, including ESG and climate related risks, by assigning them a probability of occurrence, potential financial impact and/or non-financial consequences. Global trends, and the risks and opportunities identified as arising from them, are used to inform the Company’s strategic outlook and planning.
Based on management reviews, reviews of the design and implementation of the Company’s risk management approach and business and functional risk committees, management provides an assessment each year, as required by law, of the effectiveness of the Company’s risk management process.
It should be noted, however, that the above does not imply that these systems and procedures provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and non-compliance with rules and regulations.
The Audit & Risk Committee assists the Board of Directors with the oversight of risks to which the ArcelorMittal group is exposed and in the monitoring and review of the risk-management framework and process.
The global assurance risk management function facilitates the risk management process and provides support formalizing a quarterly process enabling business/corporate functions to identify these risks and opportunities to the business – based on social, environmental, regulatory, workforce, stakeholder, resource, technological and other trends – and specify mitigation actions. A consolidated report is shared on a bi-annual basis with the key stakeholders.
With respect to climate, the work is coordinated by ArcelorMittal’s executive officer for business optimization in consultation with segment CEOs; discussed on a regular basis by the Group Management Committee; and overseen by the Executive Office, which provides leadership and guidance. The Company’s climate strategy financial risks are brought to the attention of the Group Management Committee and where financially significant at a group level, they are addressed at the Corporate Finance and Tax Committee. Central to the Company's approach is its work to advocate for policy support strategy to ensure that ArcelorMittal can respond to rising carbon prices with viable investments in decarbonization technologies. At the same time, all of ArcelorMittal's business segments are required to prepare carbon emission reduction plans to reach net zero by 2050 as part of the annual planning cycle.

Management report
With respect to security, the Company has put in place means to ensure the security of its people, assets and intellectual property by supporting business units on security governance, security risk management, operational security, strategy and continuous improvement. It develops and promotes security policies, procedures, tools and processes to support security process owners with identifying and assessing security risks, related to people, assets and intellectual property. It also identifies gaps, and implements appropriate leading practice security controls to promote more secure and resilient business environments.
As regards risks relating to the security of information systems, ArcelorMittal has developed governance and security rules which describe the recommended organization, infrastructure and operating procedures. These provisions are applied across the Company under the responsibility of the business segments. The Group Chief Information Security Office defines cyber security policies available and applicable for all segments/units globally and develops general directives in cyber security reflecting mission, goals and values of ArcelorMittal. The cyber security policy is focusing on protecting information systems against disclosure to unauthorized users (confidentiality), improper modification (integrity) and non-access when required (availability). In addition, cyber maturity assessments are performed annually in many business units and they are supplemented by in-depth cyber audits and penetration testing exercises performed by Global Assurance.
Regarding risks relating to changes in the regulatory environment and business ethics, the Legal, Compliance & Company Secretary Department ("LCCSD") reporting to the Chief Financial Officer establishes the Company's legal policy. It provides effective advise to assist in identification and monitoring of legal, regulatory and governance risks. The LCCSD is supported by regional / segment general counsels located across the business, who are further supported by unit or country general counsels. The Compliance structure is headed by Group Compliance and Data Protection Officer who reports to Group Head of Legal. The Group Compliance and Data Protection Officer is supported by a Corporate Compliance team and a Group-wide compliance network.
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
Internal control procedures
ArcelorMittal's internal control framework is based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") 2013. It includes the following five components: control environment, risk assessment, control activity, information and communication and monitoring activities.
ArcelorMittal's internal controls aim to provide reasonable assurance but not absolute assurance because of its inherent limitations about effectiveness and efficiency of business operations, reliability of financial information, compliance with laws and regulations and compliance with policies and procedures. The organization of ArcelorMittal's internal control is aligned with group organization following which business segments and operational entities are directly accountable for establishing and maintaining effective and adequate internal controls and procedures that conform to the regulatory framework. The principles of control fit into the framework of the rules of corporate governance. In particular, these rules task the Audit & Risk Committee with monitoring the effectiveness of the internal control and risk management systems and of the internal audit, particularly as regards the procedures for

Management report
preparing and dealing with accounting, financial and non-financial reporting.
Control environment
ArcelorMittal's control environment is primarily based on its Code of Business Conduct and supported by a comprehensive framework of policies and procedures in areas such as human rights, anti-corruption and insider dealing. These documents reflect the principles and concepts of the UN Global Compact, the OECD Guidelines on Multinational Enterprises and UN Sustainable Development Goal 16: peace, justice and strong institutions. The Company’s Code of Business Conduct defines what acting with integrity means in practice. It applies to all directors, officers and employees of ArcelorMittal worldwide. To maintain knowledge about the Code of Business Conduct and other aspects of compliance, employees take part in training programs based on a matrix system covering economic sanctions, prevention of corruption, insider dealing regulation, fraud awareness and prevention, anti-trust issues, human rights, data protection and Code of Business Conduct every three years.
The Board of Directors, with the support of its Committees, ensures that internal control functions operate properly. The Audit & Risk Committee monitors the effectiveness of internal control and risk management systems implemented by the Board of Directors and management. As part of its role to foster open communication, the Audit & Risk Committee meets at least annually with management, the head of the internal audit department and the Company’s independent accountants in separate executive sessions to discuss any matters that the Audit & Risk Committee or each of these persons believe should be discussed privately. Management's responsibility is to ensure that the organizational structure plans, executes, controls and periodically assesses the Company's activities. It regularly reviews the relevance of the organizational structures so as to be in a position to adapt them swiftly to changes in the activities and in the environment in which they are carried out. The business segments' and operational entities' management are responsible for the internal control and risk management system within their scope of responsibility.
ArcelorMittal has defined responsibilities that cover the three dimensions of internal control: operational management, which is responsible for implementing internal control, support functions such as Finance, Legal, Treasury or Human Resources, which prescribe the internal control systems, verify their implementation and effectiveness and assist operational employees, and internal assurance who, through their audit reports, provide recommendations to improve the effectiveness of the systems.
Following a risk-based approach, any process or management system may be the subject of an internal audit performed by the
Global Assurance Department reporting to both the Audit & Risk Committee chair and the Group Executive Chairman in accordance with the international framework of the internal audit and its Code of Ethics. The audit plan, which is based on an analysis of the risks fed by a structured dynamic risk mapping process, is submitted annually to the Audit & Risk Committee. It presents its conclusions to the management of operational entities and business segments and reports to the Audit & Risk Committee.
The design and effectiveness of the key operational, financial and information technology controls related to internal control over financial reporting, are regularly examined and assessed in compliance with the Sarbanes-Oxley Act.
BUSINESS OVERVIEW
Business strategy
ArcelorMittal’s success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, intensified its efforts to control costs and repositioned its operations to outperform its competitors. The Company is also developing and implementing a plan to decarbonize its steel and mining assets and achieve carbon neutrality by 2050.
Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes in aiming to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other:
•Global scale and scope
•Unmatched technical capabilities
•Diverse portfolio of steel and related businesses, particularly mining
•Financial capability.
Three themes
Steel. ArcelorMittal looks to expand its leadership role in attractive markets and segments by leveraging the Company’s technical capabilities and its global scale and scope. These are critical differentiators for sophisticated customers that value the distinctive technical and service capabilities the Company offers. Such customers are typically found in the automotive, energy, infrastructure and a number of smaller markets where ArcelorMittal is a market leader. In addition, the Company is

Management report
present in, and will further develop, attractive steel businesses that benefit from favorable market structures or geographies. In developing attractive steel businesses, ArcelorMittal’s goal is to be the supplier of choice by anticipating customers’ requirements and exceeding their expectations. It will invest to develop and grow these businesses and enhance its ability to serve its customers. Given the volatile nature of the industry, these investments will be highly disciplined, balancing financial and sustainable considerations with targeted strategic opportunities. Commodity steel markets will inevitably remain an important part of ArcelorMittal’s steel portfolio. Here, a lean cost structure should limit the downside in weak markets while allowing the Company to capture the upside in strong markets. Finally, ArcelorMittal is developing a strategic response to the challenges and opportunities posed by decarbonization, which it believes will fundamentally change the market structure of the steel industry.
Mining. ArcelorMittal is working to continue to create value from its world-class mining business. Mining forms part of the steel value chain but typically enjoys a number of structural advantages, such as a steeper cost curve. The Company's strategy is to create value from its most significant assets, through selective expansion and de-bottlenecking, by controlling cost and capital expenditure, and by supplying products that are highly valued by steel producers. ArcelorMittal's financial capability has allowed it to continue to invest in key mining assets (in particular AMMC as well as ArcelorMittal Liberia),  while the diversity of its steel and mining portfolio facilitates the ability of the mining business to optimize the value of its products in the steelmaking process. The Company's mining business aspires to be the supplier of choice for a balanced mix of both internal and external customers, while at the same time providing a natural hedge against market volatility for its steel operations.
All operations. ArcelorMittal strives to achieve best-in-class competitiveness. Operational excellence, including health and safety, the number one priority, is at the core of the Company's strategy in both steel and mining. The Company steadily optimizes its asset base to ensure it is achieving high operating rates with its best assets. Its technical capabilities and the diversity of its portfolio of businesses underpin a strong commitment to institutional learning and continuous improvement through measures such as benchmarking and best-practice sharing. Innovation in products and processes also plays an important role while supporting overall competitiveness. In addition, pursuant to the Company's July 2021 announcement to target a global reduction of 25% in carbon emissions intensity (both scope 1 and 2) by 2030, the Group is progressing on various pathways to reduce carbon emissions across its asset base.
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
Research and development
The Company’s Global Research and Development ("R&D" or "Global R&D") division provides the technical foundation for the sustainability and commercial success of the Company by stimulating innovative thinking and the continuous improvement of products and processes.

Management report
ArcelorMittal believes it possesses leading R&D capabilities among steel producers and is committed to maintaining and extending this advantage by anticipating and responding to major technological, sustainability and social trends, while also making a significant contribution towards achieving the Company’s 10 Sustainable Development Outcomes (see “—Sustainable development” below).
To support this commitment, the Company operates 14 research sites in 9 countries around the world, including a new German based R&D unit which started activities during 2022. In 2022, ArcelorMittal’s R&D expense was $286 million (compared to $270 million and $245 million in 2021 and 2020, respectively). In addition, the Company has capitalized $28 million research and development expenses in 2022 (compared to $41 million in 2021).
Among its R&D initiatives, ArcelorMittal has developed over 15 years of expertise in Life Cycle Assessment ("LCA"), which analyzes the environmental impact of products during their production, use and disposal. In 2022, the Company undertook a total of 62 LCA studies related to steel products and the processes used to produce them, all guided by the relevant standards (ISO 14040-44).
The Company’s expertise in LCA is an important asset in all of its global markets. For example, LCA is a requirement of Environmental Product Declarations ("EPD") for construction products in Europe and contributes to increasing the Company’s competitiveness in the construction sector. Similarly, the current shift to electric vehicles is transforming the sector’s contribution to climate change, mitigating tailpipe emissions and pushing customers to scrutinize their supply chain and the role steel products can play in improving their LCA performance. Moreover, LCA will be an integral part of ArcelorMittal's concept for global low-carbon emissions physical steel standard, as LCA results will be part of the dual scoring of the Company's low content CO2 products.
In 2022, ArcelorMittal renewed its support for the CIRAIG International Lifecycle Chair, an international reference center for the lifecycle of products, processes and services, and the world largest research center on the topic, by committing to the new five-year mandate of the Chair.
ArcelorMittal’s R&D strategy focuses on six main pillars:
Maintaining the competitiveness of the Company’s steel among its unique automotive customer base.
R&D continually drives innovation that enables the Company’s strategic focus on higher-added-value products. A key focus is products designed to meet the complex and changing needs of the automotive industry.
ArcelorMittal continuously develops its S-in motion® range of solutions, which showcases the benefits of AHSS grades and manufacturing processes. These projects continue to help automotive customers meet demanding targets for fuel economy, and thereby drive improvements in CO2 emissions. Several projects related to electric vehicles were completed in 2022. Beyond automotive, ArcelorMittal also develops solutions for other types of transportation: two projects have been finalized to illustrate the optimal way to use AHSS for truck cabins and truck frames, for which the Company's Amstrong ® AHSS Hot rolled range is especially useful.
In 2022, ArcelorMittal also developed a new concept called Multi Part Integration (MPI). This concept was created by utilizing Press Hardened Steels and Laser Welded Blanks to simplify the manufacturing process. The main benefits gained by MPI are reduction of parts and spot welds, weight saving, cost improvement, CO2 equivalent ("CO2e") reduction, and workshop area reduction.
In the field of products, new ultra-high strength solutions (1500 to 1700MPa) have been industrialized; they offer outstanding combinations of mechanical properties that make them particularly attractive for the fast-growing battery pack market. New AHSS for cold stamping with improved formability has also been industrialized: Fortiform®980GI, DP980 DH GI and CP1000CH GI.
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
ArcelorMittal is fully involved in the development of solutions dedicated to the Global Energy Transition. The Company has developed and patented corrosion resistant steels for use in wind towers or solar mounting systems. Notably, Magnelis® advanced coating combined with Hyper® high strength steels has become a material of choice for light weight solar structures. Extension of the solutions to heavy coating weights (ZM620) is now fully industrial over a large range of sizes (thin & thick gauges), and heavier weights are in their testing phase with certain customers. These solar steel solutions are being deployed globally in Europe, Americas and Asia. Additionally, the Company is working on the development of solutions suitable for the hydrogen economy, electricity grids, carbon capture, storage & use and bioenergy.

Management report
Packaging is, in the Company’s view, another important opportunity. ArcelorMittal continues to respond to the need to meet evolving health and safety regulations, to achieve lightweight, cost-saving design, and to develop new functionalities. Chromium-free passivation for tinplate is now fully industrial with multiple applications and as per customer quality requirements. High strength and thin gauge steels have been developed for Easy Open End, twist-off caps, and aerosol lightweight applications. BPANI (Bisphenol A non-intent) lacquered steel for aerosol valves has been successfully developed and introduced to the market.
Construction equipment, agricultural machinery, and heavy transportation is another important segment for which a full range of Ultra-High-Strength steels has been developed. These Amstrong® steels allow customers to lightweight their equipment, increase payload and reduce fuel consumption and CO2 emissions. Dimensional range for the Amstrong 700MCT family has been extended towards thinner and thicker gauges, making these products unique on the market. In addition, the Company's Amstrong 960MCL High Elongation is ready for market development, with higher grades expected to come in 2023 and 2024.
The first "XCarb® recycled and renewably produced" steels have been successfully launched. Due to their high recycled content and green energy steel making route, these steels exhibit strongly reduced CO2 emissions. Hot Rolled steels are already fully available, exhibiting the potential impact it can have to prevent global warming. The extensions to Magnelis' hot dip galvanized steel and Granite pre-painted steel ranges are ongoing.
ArcelorMittal is committed to sustainable development, continuously striving to reduce greenhouse gases in the construction industry. An important component of this work is to improve products as to enable designers to reduce the tonnage of material required for buildings, while simultaneously ensuring high reuse and recycling at the end-of-life.
The tied-arch bridge, as an example, is a design used extensively in the past, but which has undergone considerable transformation as not to be only functioning as a bridge, but also to be an aesthetic pleasing landmark. Tied-arch bridges are also more cost efficient than other solutions (e.g. cable stayed bridges), when considering the span range . The use of structural heavy shapes as arches for a span range of between 50 and 120 meters has been a recent innovation for tied-arch bridges. The use of high-strength steel for the arches permits significant weight savings, and therefore lower environmental impact.
ArcelorMittal, together with Zeleros, has been testing the performance of steel for hyperloops. A new, unique ultra-high-
speed testing facility was designed to evaluate the performance of materials needed to build and operate ultra-high-speed transport systems. The continuous improvement of steels solutions enables ArcelorMittal to radically reduce infrastructure costs and assure energy efficiency and structural integrity. This work reflects the importance the Company places on innovative projects using steel in infrastructure and transportation, while contributing to the reduction of CO2 emissions.
In 2022, R&D launched 28 new products and solutions to accelerate sustainable lifestyles, while also progressing further on 16 such product development programs.
In addition, in 2022, R&D launched 13 products and solutions to support sustainable construction, infrastructure and energy generation, while also progressing further on 20 such product development programs.
Fully capitalizing on the capacity of Steligence® - a holistic platform for environmentally-friendly, cost-effective construction - to create higher-added-value products and solutions for the construction market is being deployed in a variety of markets.
Construction is one of the key sectors for ArcelorMittal. The Company’s R&D effort is focused on providing higher-added- value products that meet customer needs, including their sustainable development objectives.
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
Steel can be used to build multi-story residential buildings quickly, economically, and sustainably, as per a recent Steligence® case study. The study evaluated a hypothetical 22-storey residential building within the Greater Toronto and Hamilton area. There, as in other urban centers in Canada, demand for housing outstrips supply and cost exceeds many people’s budgets. The study compared two unique building scenarios: a steel-based design versus concrete. The study evaluated construction time, cost to build the high-rises and

Management report
environmental impact. The steel-based design was found to take less time, reduce cost and provide a significantly lower environmental impact.
Due to XCarb® recycled and renewably produced steels, the Company is able to offer steel produced with a CO2 footprint as low as 0.33 tonne of CO2 per tonne of sections and merchant bars at 0.37 tonne of CO2 per tonne, i.e. EcoSheetPile™ Plus brand. With these two Environmental Product Declarations ("EPDs"), the Company is capable of supporting the construction industry to meet tougher requirements to reduce the carbon footprint of buildings and infrastructure.
In August 2022, a new bridge was built in Poland using ArcelorMittal's "XCarb® recycled and renewably produced" weathering steel. The bridge was designed as a counterproposal to the cast-in-place concrete deck. Weathering steel, ArcelorMittal's Arcorox® sections do not require any protective coating, either at the construction time or after. This saves costs and downtime for maintenance, keeping safety risks relatively low while minimizing bridge closures. This combination covers the Company's customers' main requirements: the quality of high strength steel (S460 grade), the long-term ease of use of weathering steel (reducing maintenance needs over the full bridge life cycle), and a lower CO2 footprint.
Developing breakthrough process innovations to deliver cost reduction, sustainability benefits to meet current and emerging environmental challenges, and new product development.
The creation of unique processes creates value for the Company and its stakeholders by increasingly enabling environmental improvements, including carbon reductions and improvements in air, land and water; promoting process-driven product development and enhancing the performance of operations through cost efficiency and improved product quality.
Process improvements contribute decisively to the future of the Company, both helping to preserve its license to operate and ensuring its financial sustainability through important management gains.
By-products and circular economy. Work in this area includes the re-use of slag as a valuable product for many applications, which reduces waste while avoiding the ecosystem disruption that can result from the extraction of other materials such as natural stone or sand. For example, the Company is making innovative re-use of slag in the following applications: cement, civil construction (e.g. roads and asphalt), a fertilizer source for agriculture and new innovative applications like ballast in offshore wind turbine foundations to replace natural ballast; a construction material for building protection walls to reduce noise and dust; and the potential re-use of slag from furnaces in water filtration and greenhouse gas capture. The Company also recycles most dust and sludges internally. With the help of an EU-funded project that started in 2020, R&D is working on agglomeration solutions that are expected to enable further use of these materials as alternatives to currently used raw materials.
ArcelorMittal is developing the new valorization routes of the steel by-products (dust, sludges, scale, slags) in the new decarbonization steel making routes, with goals of 100% efficient use of raw materials, zero waste and increased availability of the critical minerals needed for the green transformation.
Other circular economy initiatives include working on the use of mining tailings as a secondary raw material, either by finding marketable solutions or generating valuable products to be used in-house and in construction. Also, developing sound applications for high grade silica tailings produced in Canada and improving the quality of the scrap the Company uses, as well as exploring automated sorting processes for treating scrap.
Improvement in air, land, water. Work in this area includes research in technology for cleaning fumes from stacks, reducing dust diffusive emissions, cleaning water discharges, and solving water scarcity issues. ArcelorMittal is working to transform its existing facilities and steel making production to create more efficient technologies to reduce air pollution, make more efficient use of the water and develop new steel making routes to be carbon neutral and near zero emissions. The Company is committed to establishing comprehensive and accountable five-year environmental improvement plans across the business, for all segments and sites. In 2022, R&D made progress in supporting this plan with a review of the best technologies, and guidelines of implementation as to achieve the maximum potential.
Progress against air pollution. In 2022, ArcelorMittal’s Global R&D division has continued its work to identify the sources of all kinds of dust emissions in steel making processes, utilizing advanced sensors and new digital tools. In 2022, for the first time, ArcelorMittal implemented an extensive internal sensor monitoring network at Tubarão one of the Group's sites. Advanced sensors are used and algorithms tested to calculate the accuracy of measurements in monitoring areas adapting them to industrial conditions. Cutting-edge laser scanning technology now allows identification of the origin of emissions and prediction of how they may develop, which in turn enables increased preventative and mitigating measures to be put in place such as de-dusting and advanced filtration. In addition, R&D has developed a methodology to calculate technical requirements in diffuse dust emissions to capture the filtration requirements based on advanced CFD simulations, and visual camera monitoring and measurements, which allow for

Management report
increased precision of equipment dimensions in critical hotspots like the Sinter Cooler area. ArcelorMittal intends to continue progressing in the industrialization of advanced filtration technologies to reduce emissions at stacks.
Reduction of carbon emissions and energy use. ArcelorMittal’s Global R&D division also continues to research processes to support carbon neutrality (scope 1 and 2) by 2050.
ArcelorMittal’s large and global footprint will require several decarbonization technologies in the short, medium and long term. R&D's role is to help generate sustainable differential intellectual property solutions in these domains, to accelerate decarbonization while preserving the Company’s product quality and cost competitiveness. In 2022, R&D prioritized the research activities for the development of the H2 DRI-EAF based steel production route, which is the fast track towards decarbonization (first $10 billion investment plan, the "ArcelorMittal Decarbonization Investment Plan"). In parallel, important research for the electrolysis-based steel production (SIDERWIN) and the decarbonization of the blast furnace has been conducted. R&D has also begun improving the decarbonization of the Company's downstream operations.
Research in H2 DRI + EAF Route: ArcelorMittal launched the first large-scale green trial of hydrogen-based injection in an industrial DRI plant. This milestone is expected to contribute to the future large-scale supply of green steel to automotive original equipment manufacturers. Through extensive process modeling and analysis, R&D improved the definition and execution of this first hydrogen rich feed gas injection in the DRI shaft furnace at Contrecoeur, Canada, leading to a runner-up award in the 2022 Altair Enlighten Sustainability Awards.
In addition, in 2022, R&D supported the ArcelorMittal Decarbonization Investment Plan by implementing DRI+EAF in substitution of parts in the Company’s blast furnaces in Europe and Canada. Detailed analysis and assessments of the OEM proposals were performed (including comprehensive numerical modeling and laboratory and pilot trials) for the new direct reduction shaft furnaces to be implemented at various plants in the short term. Initial research dedicated to the quality and melting of hydrogen reduced DRI was also conducted to ascertain the impact of new production conditions on the full production route. Moreover, the Company conducted a complete analysis of the operating conditions, raw materials features and steel processes steps to produce the most challenging steel grades with the DRI-based route, including modeling and pilot trials. Furthermore, as of the end of 2022, the development of advanced expert systems based on proven and new process models and digital tools are progressing and being tested in certain plants.
Research on Iron Ore electrolysis: In 2022, the Company produced the first plates of metallic iron, with the SIDERWIN pilot's energy consumption in line with expectations, an indication of the high potential of this technology for the Company's future decarbonization plans.
Global R&D, together with the Chief Technology Officer ("CTO"), are reviewing the concept of blast furnace decarbonization to determine if the hydrogen-based blast furnace can contribute to the Company's overall decarbonization strategy, with key technologies having been identified and a comprehensive development roadmap under discussion as of the end of 2022.
The Company has also made progress on the decarbonization of finishing operations, which represent roughly 10% of the Company's global CO2 emissions starting from hot rolling onwards, a proportion which is expected to rise to 30% in the future given the DRI-EAF route. The Company therefore has launched several research initiatives to prepare for future industrial investments focusing on reheating and annealing furnaces which are the main source of CO2 emissions in finishing. Specifically, technologies relating to hydrogen burners, induction heating and electrical resistance heating are being tested, including in laboratory testing pilots and test installations to determine the impact on steel products.
In 2022, R&D developed solutions to reduce natural gas consumption, replacing it with steel making gases. R&D’s 1.2 MW combustion laboratory furnace is now working with process gases from the plant as well as green hydrogen and is testing burners capable of replacing 70-90% of the natural gas with blast furnace gas, thereby reducing nitrogen oxide emissions by roughly 50%. The Company has also tested low-cost solutions for burning 100% hydrogen gas in conventional burners.
Process research and development for Products differentiation: Optigal and Magnelis metallic coatings were rolled out at two galvanizing lines in 2022 and three additional investment proposals are in preparation for 2023. Process adaptations have been made to support the ramp-up of chrome-free passivation. A new ultra-fast cooling technology has been developed and will be implemented for the next generation of HSS Packaging products. Important process research initiatives have been launched to support the development and ramp-up of electrical steels for automotive in the Saint-Chély d’Apcher plant. New processes were implemented for annealing and pickling of hot rolled coils and for the application of thin varnishes. R&D is also actively involved in the preparation of the investments for a new electrical steel plant in Mardyck.
Process research and developments for Products quality: The Global Product Quality System (GPQS) solution has been installed at five additional galvanizing lines in 2022 (45 of the Group's lines are already equipped). A new functionality has

Management report
been added to GPQS to facilitate the analysis of defects on the whole production line and artificial intelligence ("AI") algorithms have been integrated and are being tested to automate and further improve quality control.
Mining Process Improvement: In order to assist with the decarbonization of the Group, the Mining segment and Global R&D are investing significantly in the decarbonization of pellets production. Reducing the temperature of pellets curing, and therefore modifying the pelletizing process, CO2 emissions from the mining business will be drastically reduced. These strategic developments are structured in programs such as cold bounded products, in other words pellets, briquettes and extruded products, which are further complemented by the development of new energy sources for the pelletizing process such as hydrogen and biomass.
In addition, during 2022 as in the previous year, Global R&D participated in the expansion of a risk assessment for all ArcelorMittal tailings facilities worldwide. ArcelorMittal's dedication to safety and environment is further reinforced with the creation of programs for supporting ArcelorMittal Mining in mine closure strategy.
With respect to the expansion of the Company's mining operations in Liberia, Global R&D has also been critical in providing modifications that allowed higher recovery rates, reduction of tailings volume and keeping the high-grade concentrate. At the same time, Global R&D started developing the dry stacking tailings program for the project, in compliance with the Company's tailings management standard. For more information on environmental impact, delivering energy saving programs and lowering emissions of solids, water and gases, see “—Sustainable development— Climate governance and risk management”.
Fully capitalizing on opportunities from the digital economy.
ArcelorMittal envisages itself as a fully digital enterprise where everything is connected. ArcelorMittal invested early and significantly in automation systems, and for decades the Company has been a pioneer in the introduction and use of artificial neural networks. ArcelorMittal is currently fully committed to a total digital transformation and is progressively becoming a data-driven company, including significant advances in a number of fields and relies on the secure and reliable performance of its digital technology platforms, information technology systems, continuously updating its security measures to avoid data breaches or data theft (see also —Risk factors). The Company is focusing its efforts on:
•Data-driven culture, establishing a product-thinking approach to data;
•Continuous evolution of the Global platforms (Cloud, Edge, Collaborative Digital Product Development);
•Manufacturing digitalization (Production, Quality and Maintenance); and
•Business digitalization (Procurement, Commercial, Supply Chain, Strategy, Finance).
The Global platforms are a key element both from a technical and organizational standpoint, providing a standard approach to data infrastructure as a platform, where cloud capacity, open source technologies and commercial solutions have been engineered to build a standard distributed data ecosystem. In a company of ArcelorMittal's size, having a common and standard governance is of paramount importance when dealing with distributed and decentralized data.
In its digital strategy, the Company makes use of solutions that are directly acquired in the market (digital commodities), solutions that are co-developed with technology suppliers, and solutions that are fully developed internally to take advantage of the rich knowledge interfaces the Company has (process, product, AI, math optimization). This combination leads to algorithms with performance superiority to what is available in the market for the Company's core business and is thoroughly benchmarked.
The main driver for digitalization at ArcelorMittal is a competitive advantage, with new technologies and especially developing cutting-edge AI and mathematical optimization algorithms.
In 2022, the Company has continued with significant advances aligned with its digital plan and strategy, where it can highlight a few examples:
•Complete design of digital architecture and map of R&D models for ArcelorMittal's new decarbonized footprint based on hydrogen DRI and EAF units, in agreement with the Company Digital Council.
•Data-driven machine learning models to mitigate the impact of scrap residuals on the quality of several high added value products.
•An increased number of decision-based tasks for ArcelorMittal's workforce are made by AI algorithms improving results and efficiency. As an example, the GPQS was deployed to assess product quality in a large number of operations and is in the process of being transitioned to full machine learning.
•Global R&D has invested time and effort in mastering new mathematical techniques combined with AI to better deal with uncertainty management. The

Management report
Company has enlarged the application of these techniques beyond the first successful case on strategic raw material inventory, to better predict electricity consumption peaks in a geographical area reducing operating costs while controlling risk.
•Together with ArcelorMittal's Brazilian Flat operations and Group CTO, Global R&D has applied a new modelling approach to ArcelorMittal's Vega supply chain, enabling well informed decision-making in the Company's cold mill complex expansion. The AI algorithms coupled with probabilistic modelling allow analysis of the business's future and manufacturing scenarios, aiding informed investment decisions.
•ArcelorMittal's web sales platforms now offer additional material available for immediate purchase and short lead-time. This has been very well received by customers in Europe who already interact with the new system without any human intervention, while the Company has just started the deployment to North America and Brazil. Together with ArcelorMittal’s commercial workforce, the R&D division has developed additional specific algorithms and recommendation systems that are implemented in new IT commercial platforms adding value to ArcelorMittal's customers, who are also increasing the digital nature of their activities and ways of doing business.
While the implementation of large-scale digital and industry 4.0 projects is challenging in a company of ArcelorMittal’s size, once implemented these projects bring major benefits and value because of the Company’s scale and complexity. The global standard platforms strategy contributes significantly to this initiative.
ArcelorMittal’s approach is to work with a broad range of entities, thus maximizing the knowledge transference into its capabilities. This has led to the development of new algorithms using internal expert knowledge, cloud and edge capabilities providing an agile and scalable way of solving problems in ways that were not possible before.
Seizing the potential of additive manufacturing. ArcelorMittal expects significant potential in additive manufacturing ("AdM") and 3D printing. In 2022, following the strategy to become a key player in AdM, ArcelorMittal approved the project for building an atomizer with a large batch-size production capability, to be able to supply significant volumes of steel powders at the required quality levels. This was done by leveraging internal know-how developed by R&D. The start of production is expected to take place in the fourth quarter of 2023 at an annual production of 1,000 tonnes. While industrial scale is under construction, powder samples will be produced in the R&D atomization facility using the same atomization process and alloys that will allow customers to pre-qualify products.
R&D, taking advantage of its extensive knowledge of metallurgy of steels, has been working to create a portfolio of unique powders. R&D can support its customers in the right use of the Company's powders at every step of the value chain of additive manufacturing: selecting and customizing material, design of parts and printing optimization.
In parallel to powders, R&D is progressing in the wires AdM domain, highlighting the successful printing of high-quality large parts by DED (Direct Energy Deposition) technology. ArcelorMittal wants to be a leader in both powders and wires supply for AdM.

Management report
Sustainable development
1.Sustainable development ("SD") governance
ArcelorMittal is committed to placing sustainability at the heart of its business, from delivering increasingly low-carbon products, through to leading the steel industry in the challenging transition to a circular and net zero economy. Fundamental to achieving this is the Company’s focus on maintaining good corporate governance in monitoring, managing and improving the Company's sustainability performance. To this end in 2021, as part of its greater focus on sustainability the Board transferred responsibility for oversight of this area to a new, dedicated Board Sustainability Committee, supported by an executive-level Climate Change Committee and Sustainable Development Council.
Board Sustainability Committee
The Sustainability Committee, chaired by an independent non-executive director, has been designed to oversee the Company’s management approaches to all sustainability matters. It meets quarterly to review health, safety and environmental matters as standing agenda items and discusses specific topics in depth (e.g. climate change, social performance, responsible sourcing etc.) in the intervening periods. It provides its findings and recommendations to the Board.
Sustainable Development Council (executive-level)
The purpose of the Sustainable Development Council is to review the Company’s strategy and management approaches on environmental, social and governance ("ESG") matters to position it as a leader that delivers its purpose (‘Smarter steels for people and planet’), values (safety, sustainability, quality and leadership) and strategic priorities. It consists of senior managers from relevant corporate functions and segments and meets on a quarterly basis to review safety, health, environmental, social performance and responsible sourcing matters. It also assesses and discusses stakeholder expectations and business performance to help ArcelorMittal decide which ESG issues are most material. Key issues identified by the Council are raised with the Executive Office and recommended topics are brought forward for discussion and action with the Group Management Committee.
Climate Change Committee (executive-level)
Given the importance and scope of climate change related matters, a dedicated Climate Change Committee ("CCC") has been established to provide specific focus on this issue. The overall mandate of the CCC is to position ArcelorMittal as a global leader on climate change, and to provide guidance that ensures a unified approach across the business’ value chain. The CCC consists of senior managers from relevant corporate functions and segments across the Group. It guides engagement and advocacy with external stakeholders on climate change and decarbonization and supports the business in understanding the risks and opportunities associated with the transition to a low carbon economy. The CCC meets quarterly. Key issues identified by the Committee are raised with the Executive Office and recommended topics are brought forward for discussion and action with the Group Management Committee.
Please refer to the "Management and employees—Corporate governance" section for further details.
Sustainability outcomes
ArcelorMittal’s 10 SD outcomes articulate the priorities the Company believes it needs to pursue if it is to bring optimal long-term value to all its stakeholders and drive its transformation into the steel company of the future. They are aligned with the 17 United Nations Sustainable Development Goals ("SDG"s), widely regarded as the benchmark in global sustainability policy and action.

ArcelorMittal's 10 SD Outcomes
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
Materiality assessment
In addition to the Company's ongoing risk management program ArcelorMittal regularly assesses the issues that are material to its stakeholders and to its business in maintaining a license to operate. In 2021, the Company undertook a double materiality assessment to identify the most material sustainability matters to its stakeholders, business environment and its people and communities. These were grouped into the eight themes and ArcelorMittal’s sustainable development program is based around these topics:
People
•Safety: the physical safety of ArcelorMittal employees
•Work and life: the health and fulfillment of the Company's employees

Management report
•Gender: the equal representation, development and remuneration of women
•Community: the approval of the Company's communities and its perception as a welcome member of the community
Planet
•Climate: the extent to which the Company plays a leadership role in the steel sector’s decarbonization, and the drive to a more stable climate/reduction in global warming/Paris Agreement
•Nature: acting as a trusted steward of air, land, water, biodiversity and ecosystems
Products and supply chain
•Products: the value of ArcelorMittal products to a circular economy
•Customer reassurance: supply chains that are responsible and that meet customer expectations
To understand the material issues and their likely impact on the organization and the planet, the Company engages and seeks dialogue at every level with internal and external stakeholders and continuously monitors global sustainability trends commercial challenges and opportunities.
Transparency of reporting and governance
The Company’s commitment to transparency and governance is demonstrated in its regular disclosures.
The Company is committed to applying best practice in corporate governance in its dealings with shareholders and other stakeholders, and with respect to the transparency, balance and quality of disclosure and reporting. This commitment underpins all of ArcelorMittal’s key publications, including the Integrated Annual Reviews, Climate Action Reports and Annual Reports.
Climate Action Reports in particular serve as ArcelorMittal’s response to the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) as well as the Climate Action 100 Net Zero benchmark, for which the Company is working towards full disclosure. In 2022, the Company has engaged further expert advice to assess the resilience of the business against different transition and physical climate scenarios, so that it can consider the potential financial implications in more detail, inform its strategy and manage its transition and physical climate risk exposure. The first phase of this project has established initial, high-level conclusions in 2022. See more in the section "Climate Change" below.
In 2022, alongside making disclosures to the CDP on climate change and water, and conducting numerous investor and customer surveys, the Company published several country sustainability reports. In addition, the Company published its second Climate Advocacy Alignment Report, with the addendum, which maps the policy positions of the 61 associations of which the Company is a member, against the objectives of the Paris agreement and the five policy priorities ArcelorMittal outlined in the Climate Action Report 2 (and in chapter ‘3. Roadmap to net-zero’ below).
The Company also released its Report on Payments to Governments in Respect of Extractive Activities for the year ended December 31, 2021.
The Company publishes a special disclosure report in compliance with the US Dodd Frank Act Section 1502 and has done work to meet the requirements of the EU's new conflict minerals regulation.
2.Health and Safety
ArcelorMittal is acutely aware that it needs to improve its health and safety performance and is working determinedly on this. Whilst the Company has set out the required standards and targets to which it aspires, it is clear that achieving them will need a much deeper implementation of leadership on the ground, an enhanced focus on risk assessment, performance management, training and mentoring, communication and information flow, as well as a relentless focus on strengthening its safety culture. Although the Company has demonstrated the safety culture capabilities and performance within some parts of the Group, it must focus on getting all units to the highest culture and performance levels. The year 2022 has seen a Company-wide acknowledgement and commitment to put this fully into action.
In 2022, 22 employees lost their lives while working at the Company’s facilities. The LTIFR, defined as the number of injuries per million hours worked that result in employees or contractors taking time off work, was at 0.70 in 2022 and 0.79 in 2021. The table below shows the LTIFR by segment for the years ended December 31, 2022 and 2021:

For the year ended December 31
Lost time injury frequency rate*	2022	2021
Mining	0.84	0.32
NAFTA	0.25	0.4
Brazil	0.10	0.22
Europe	1.11	1.19
ACIS	0.74	0.94
TOTAL	0.70	0.79
*Data does not include the LTIFR for ArcelorMittal Italia which was acquired on November 1, 2018 and became a public-private partnership on April 14, 2021.

Management report
Strengthened governance and scrutiny
ArcelorMittal’s Global Health and Safety Council ("GHSC") leads the Company’s safety governance. It was re-launched at the end of 2020 and has been chaired by an Executive Vice President ("EVP") from the Company’s segment with the best safety culture and performance. The GHSC maintains a regular senior-level exchange with all business leaders with rigorous discussion of each segment’s safety challenges, and the sharing of best practice and solutions.
While the Company believes that this activity is valuable, it has further intensified focus during the past year to ensure all necessary measures are taken in responding to the situation. Forensic discussions have taken place in the Executive Office, at the Management Committee, at the full Board of Directors and at the Board Sustainability Committee to map out a clear way forward that will deliver the results the Company wants to see.
This detailed analysis concluded that ArcelorMittal has robust policies and standards in place across the Group, but the extent to which they are rigorously embedded and audited across the business varies from one segment to another, and from one country to the next. While there is undoubtedly a cultural element to this variation, ArcelorMittal is committed to achieving the same standards universally across the Group.
At the corporate level ArcelorMittal has strengthened the global health and safety team with the function now reporting into EVP Business Optimization, who reports to the Group CEO. The current chair of the GHSC and the EVP Business Optimization have worked closely to spearhead a Group-wide, best-in-class initiative that seeks to identify all and any weaknesses that exist around the Company, and developing very clear plans to evolve every plant to the most mature (i.e. interdependent) stage of the Bradley curve, the internationally recognized assessment of corporate safety culture. They have the full support of the executive chairman and CEO to make whatever changes are necessary to succeed.
In addition, the Head of Group Health and Safety has been added to the Group level Management Committee to provide direct professional health and safety expertise to this body and requires the leading health and safety professionals in each segment and unit to be admitted to their respective management committees.
The Company’s health and safety policy, standards and golden rules have been updated and re-launched to coincide with this year's steel industry health and safety day. The policy includes the Company’s commitment to six principles to guide its decision-making and actions:
1.All injuries and work-related illness can and must be prevented
2.Management is accountable for health & safety performance
3.Employee engagement and training is essential
4.Working safely is a condition of employment
5.Health & safety must be integrated into all business management processes
6.Excellence in health & safety drives excellence in business results.
The existing golden rules have been relaunched as life-saving rules covering no violation of working practices on matters such as working at height, moving machinery or vehicles. These represent the three dominant causes of fatalities across the Group in recent years. On these there must be 100% adherence to the life-saving rules throughout the Company with no exceptions.

Top causes of fatality 2017-2022	Measures to address these
1	Crushed or rolled by vehicle	Focus on proactive potential serious injury and fatality ("PSIF") detection, strengthening the effectiveness of controls as part of the Company’s risk management, modification and update of the Fatality Prevention Standard ("FPS") relating to vehicles and driving, mandatory alarms for safety belts and parking brakes, mandatory proximity detectors for specified industrial vehicles, and improved procedures relating to wheel and tire maintenance.
2	Crushed by moving machinery	Focus on proactive PSIF detection, focus on isolation FPS, strengthening the effectiveness of controls as part of the risk management, review of the global Hazard Identification and Risk Assessment ("HIRA") tool on an annual basis, with adaptation at site level for local conditions and mandatory ‘Stop, Think & Act’ measures and implementing control measures before any unusual/nonstandard task or job.

3	Fall from height	Focus on proactive PSIF detection, strengthening the
effectiveness of the controls as part of risk management, modification and update of FPS relating to working at height, strengthening requirements for roofing activities, integrating learning points from related fatalities, and integrating fatality prevention requirements for dock. Reinforced rules on fixed ladders, banned rope ladders, and aligned rules related to floor installation and repairs at the same level as the ones concerning roof repairs

Management report
Extending and deepening ArcelorMittal’s safety training and coaching programs
Safety training has been enhanced with highly experienced external support. All ArcelorMittal employees receive thorough and regular training as a matter of course through one of the Company’s bespoke training programs (e.g. "Take Care" and safety leadership trainings). A complementary program harnessing recognized international safety experts such as dss+ (formerly DuPont Safety Solutions) has now also assessed the effectiveness of leaders, with mandatory coaching programs being provided for those who have not reached the required level, and led the management committee strategic workshop.
Mandatory management visible presence on the shop floor
The Company has also tightened guidelines for mandatory leadership shop-floor presence during which they must carry out safety layered evaluations. While the Company policy has always specified leaders to regularly spend time on the shop floor, setting out a higher minimum accepted level for senior leaders will reinforce the culture of visible felt leadership.
Enhanced KPI reporting and quarantining
Reporting of proactive KPIs such as PSIF has also been strengthened. Every segment is required to put in place a quality assessment process for PSIFs. Understanding clearly why PSIFs happen is vitally important to tightening processes, improving behaviors and preventing fatalities.
Widespread use of what is called ‘quarantining’ is also now in place across all operations. Initiated in Brazil, plants are put into quarantine if a seriously unsafe incident takes place, or the plant is deemed to be at risk of a serious incident or fatality. This means management’s shop floor presence is doubled for a determined amount of time depending on the incident.
The Company finds that its assets with the best safety performance utilize quarantining regularly and that it sits at the core of a strong and continuously improving safety culture. For example, a plant in Brazil which has not had a fatality for five years still decided that part of its plant needed to be placed under quarantine because its PSIF led them to have concerns that unless additional action was taken its safety first always culture could be compromised. The Company has seen the same proactive engagement at ArcelorMittal Dofasco in Canada. ArcelorMittal Dofasco has not had a fatality since 2006, but it has recognized that other safety KPIs have been deteriorating and senior leadership has stepped in to reinforce the shop-floor interdependent culture before it slips any further. Meanwhile in Europe, the Fos-sur-Mer site of ArcelorMittal Méditerranée has not had a fatality since 2015. This has been supported by strong management, a quality assessment process for PSIFs and effective implementation of the safety leadership and take care training programs.
This is what the Company expects to be replicated at every single one of the assets. The Company’s corporate health and safety team, in collaboration with the GHSC, is particularly focusing on helping these segments strengthen their culture, performance and results. The Company recognizes that this means bringing in external experts to support specific mandates. It has already engaged specialist safety consultants to advise and partner on dedicated programs to help these assets improve. This encompasses all aspects of building an interdependent safety culture.
Focus on Kazakhstan
ArcelorMittal’s operations in Kazakhstan face particularly significant safety challenges, with 14 of the Group’s fatalities in 2022 occurring in the country. 9 of these fatalities occurred in two accidents – one in steel and one in mining operations. Focused attention is being devoted to address the situation. Intensive safety improvement programs have been put in place with a focus on cultural change, structural integrity of physical assets and operational reliability. Particular attention is being paid to addressing the highest risk activities and identifying evolving hazards, with increased shop-floor audits, leadership presence, training and communication. Strengthened safety organization and support has been put in place, including external assessment and training from leading health and safety consultant dss+ and Abiroy. In addition, 5,797 employees from steel and mining operations participated in the safety leadership training completed in May 2022 and 2,300 employees are being targeted for a "Managing Safely" course, certificated by the UK Institute of Occupational Safety & Health (IOSH).
ArcelorMittal Kazakhstan has been committed to prioritizing safety, including investment in equipment and assets such as sensors, stress measurement, remote mine development, drill rigs, degassing stations, new safer road-headers and mid-seam longwall complex equipment. The structural integrity of the business’ physical assets is being substantially upgraded with repairs to or dismantling of some 609 buildings and chimneys across the steel and coal units, together with wholesale rebuilding of canteens, improvement to sanitary conditions such as showers, drinking water filtration and the installation of circa 390 air conditioning systems.
The Company has also appointed an experienced safety director from Canada, together with an increased specialist workforce for activities such as degassing, mine surveying, geomechanics and geology.
The Ukraine business has similar challenges to those in Kazakhstan, and a similarly comprehensive program of safety improvements has been identified for full implementation as soon as circumstances allow.

Management report
Making safety a core part of business performance reviews and incentivization
The Executive Office ensures that safety performance is reported, reviewed and discussed regularly with the business as a matter of priority. All business area reviews ("BARs"), which are held quarterly, start with a discussion on safety. Furthermore, the segments that are currently below the Group average are being required to implement additional management actions such as external expert assessments and additional reviews at EVP and/or CEO level. Executive compensation linked to safety has also been strengthened. Starting in 2021, the Company increased the proportion of bonuses linked to safety-related KPIs for leaders from 10% to 15%. Since June 2022 the safety KPI for the short-term incentive plan for executives has been changed from lagging LTIFR to leading proactive PSIFs.
Building the cultural belief in and commitment to safety
Success starts with imagination and belief. Everyone working at ArcelorMittal must be able to see, and believe in, a fatality-free Company. That belief brings commitment - commitment to ensure that what the Company knows is possible, becomes a reality. And after the commitment comes daily constant hard work to ensure all the policies and rules that support consistently satisfactory results are rigorously upheld.
ArcelorMittal also ensures that its HR policies and annual appraisal system reflects the value the Company places on this culture. In 2022, the Company brand was refreshed and safety added as a fourth value - alongside sustainability, quality and leadership. HR systems have been tightened to ensure that each employee’s safety contributions are considered as part of the performance evaluation process and that it will not be possible for people to further progress, even if they have exceptional results in other areas, until their dedication to safety is proven.
During 2022, all of the above has been well communicated across the organization starting with the leadership team. The corporate health and safety team and the business segments know what needs to be done and are working hard to make all the additional changes required with a special focus on the Company’s most struggling assets. ArcelorMittal recognizes that meaningful progress has to be achieved - there is no other option.
3.Roadmap to net-zero
Decarbonizing the global economy and adapting to the impacts of climate change is fundamental to a sustainable future for the planet and society. The size of the global challenge presented at the COP27 conference in Egypt in November 2022 has further raised expectations for businesses and governments to demonstrate greater ambition on the transition to net-zero and accelerate action to achieve meaningful progress by the end of this decade. For the public, and indeed investors, it has now become one of the most pressing issues, with increased scrutiny on how targets will be achieved, how performance will be enhanced and how operational and business resilience will be built.
For ArcelorMittal, climate change presents the challenge, and the opportunity, to carry out a huge transformation on how it operates and to fully integrate climate-related considerations into the way the Company is run, both strategically and operationally.
The business has made significant progress in 2021 and 2022 by developing its low-carbon product portfolio, investing in new decarbonization technologies, setting out new 2030 carbon emissions reduction targets and working on its roadmap to achieve net-zero steelmaking.
Decarbonization strategy
Decarbonization is at the heart of the Company’s climate action strategy, aiming to have a leadership position within the steel industry in terms of target-setting, performance and disclosure. In 2021, ArcelorMittal set out a clear roadmap for achieving medium-term 2030 CO2e targets with an anticipated gross investment of approximately $10 billion, and its commitment to achieve net-zero steelmaking globally by 2050.
The Company’s target is to reduce carbon emissions intensity by 25% globally and by 35% in Europe by 2030. Both targets cover Scopes 1 and 2 for steel and mining per tonne of crude steel.
(definitions: GHG intensity - the average GHG emitted in the production of one tonne of crude steel. It includes emissions from all the processes involved in the production of an ‘average’ tonne of steel, scope 1 and 2.
Scope 1: process CO2e emissions from steel + CO2 from mining + CH4 from mining. Scope 2: indirect emissions from ‘net’ purchased electricity + electricity purchased at mining sites.)
The 2030 Group carbon emissions intensity reduction targets reflect the unequal pace of change of the world’s decarbonization journey. In Europe and Canada, where supporting policy frameworks are more advanced, the business can be more ambitious. In other regions, the pace of change is likely to be slower as the regulatory system is less evolved. Policymaking has a crucial role to play, and ArcelorMittal will continue to advocate for policies that support the acceleration of this transition.
The Company is adopting a multi-pronged approach to decarbonization, having developed the industry’s broadest and most flexible suite of low-emissions steelmaking technologies and integrating them into two pathways, Innovative-DRI and Smart Carbon. Both these pathways hold strong potential to

Management report
deliver carbon-neutral steelmaking. A third pathway – direct electrolysis of iron – is in the research and development phase and showing good potential. The Company has made considerable progress in developing these two more immediately viable routes. Whilst they are not yet commercially competitive, the expectation is that over time these technologies will become more competitive as the cost of carbon increases around the world, and the technologies themselves mature and become more efficient. The Company envisages that this will take at least ten years and in the transition period support will be required, enabling to manage the required capital spend against the longer-term returns. That is why the Company is asking for public funding support for around half of its estimated $10 billion capital expenditure program to achieve its 2030 group target, as well as support for operating costs in the short to medium term.
Assumptions behind targets
To set the ArcelorMittal’s target, the Company has made a key set of assumptions:
a.The cost of green hydrogen will become increasingly competitive over the next decade but will still require government support in ArcelorMittal’s countries of operation
b.Carbon capture, utilization and storage ("CCUS") infrastructure will take time to be built at scale. While Europe is expected to take the lead, CCUS infrastructure has the potential to expand quickly in the US and Canada – providing some potential upside to the business’ assumptions
c.Different regions of the world will continue to move at very different paces and the level of climate ambition will differ between jurisdictions at any given time
d.The introduction of climate-friendly policies in other regions will be 5-10 years behind Europe and the US
e.As it has been reported, 2060 may not be a realistic net-zero target for developing economies, which may mean emissions do not peak until 2030.
Setting out the roadmap to net-zero
In 2021, the Company set out its roadmap to net-zero by 2050. The roadmap envisages five key levers that act as stepping-stones towards the 2030 and 2050 goals. These are:
A.Steelmaking transformation
B.Energy transformation
C.Increased use of scrap
D.Sourcing clean electricity
E.Offsetting residual emissions
The waterfall chart shows a breakdown of the 25% global reduction in CO2e emissions intensity that the Company is targeting by 2030, taking into account announced projects and initiatives expected to be announced in the coming years.

Management report

The waterfall chart 2030-2050 breakdown is for illustrative purposes only

Scope 1
Scope 2
Scope 1
Scope 2
Offsetting
Carbon removal
100%
-7.5%
-1.6%
-5.1%
-1.5%
-7.4%
-2.1%
75%
1. Announced projects - Innovative DRI-EAF
A, C
2. Announced projects - Smart Carbon + gas injection
B
3. Further projects in development in Europe
A, B, C
4. Canada
A, B, C
4.1 Further projects in development in RoW
A, B, C
5. Sourcing clean electricity
D
Steelmaking transformation
A
Energy transformation
B
Increased Scrap use
C
Sourcing clean electricity
D
Offsetting residual emissions
E
Carbon in the atmosphere
Carbon sequestered
Bioenergy/ CCS with steelmaking as carbon removal
2018
2030
2050
Net-zero

Key
- **A.** Steelmaking transformation (footrprint change, energy efficiency, pellets)
- **B.** Energy transformation (CCUS, hydrogen, bioenergy)
- **C.** Increased scrap use
- **D.** Sourcing clean electricity
- **E.** Offsetting residual emissions

A. Steelmaking transformation
In the course of the coming decades, the steel industry will undergo a transformation of the assets and methods of making steel on a scale not seen for over 100 years. This includes switching iron-making from the traditional Blast Furnace-Basic Oxygen Furnace ("BF-BOF") method to the DRI-EAF approach. It also involves moving iron ore preparation in sinter plants (using heat to form iron ore feed into a porous agglomerate raw material) to DRI-ready pellet plants (iron ore agglomerated into pellets and then indurated using a furnace) which further reduces the carbon footprint. Given the increasing cost of emitting carbon and the requirement to reduce emissions, transitioning to natural gas-based DRI-EAF can be a first step using proven technology before fully moving to green hydrogen, which is not yet available in anywhere near the volumes required due to the current economics and lack of green electricity grid capacity.
B. Energy transformation
The energy required to make steel in future years will undergo a radical transition towards cleaner energy sources and away from just using fossil fuels more efficiently. This will involve shifting to one or a combination of three alternatives: clean energy (in the form of green hydrogen or renewable electricity); decreasing the use of fossil carbon while developing Carbon
Capture & Storage ("CCS") options; and replacing fossil carbon through the use of bio-carbon options.
Natural carbon cycles can include use of sustainable forestry and agriculture residues to produce bioenergy for steelmaking. Equivalent emissions from the use of this bioenergy will be captured by the regrowth of the biomass source used. Synthetic carbon cycles rely on use of waste plastics as an energy source, transforming the carbon in waste gases into equivalent new plastics, and ensuring that no emissions are generated.
C. Increased use of scrap
In addition to using scrap in the EAF, the business can increase the use of low-quality scrap in the BF-BOF steelmaking process by improving steel scrap sorting and classification, installing scrap pre-melting technology and adjusting the steelmaking process to accommodate scrap. It is expected that scrap availability will increase as the amount of steel in circulation increases, thereby demonstrating the inherent circularity of steel. The acquisition of John Lawrie in Scotland and Alba International Recycling in Germany in 2022; and Riwald Recycling in the Netherlands and Zlomex in Poland in 2023 are good examples of how the Company is working to increase its access to scrap steel to lower its carbon emissions from steelmaking.

Management report
D. Sourcing clean electricity
Reducing the business’ Scope 2 emissions means mainly focusing on sourcing low-carbon electricity. This will be an increasing challenge as the Company launches projects to transition from BF-BOF technology to scrap and DRI-EAF technology. This will result in electricity becoming a greater part of the energy mix it uses to make steel. The Company plans to look for more and varied opportunities in the renewables sector to provide sufficient access to clean energy at affordable prices, purchase renewable energy certificates and make more use of direct power purchase agreements (PPA) with suppliers from renewables projects. The investment in Greenko in 2022 in India (See "Sustainable development highlights - leading the decarbonization of the steel industry") is an example of how the business can directly ensure increased availability of green electricity.
E. Offsetting residual emissions
While ArcelorMittal is committed to achieving net-zero by reducing carbon emissions directly from its operations, there are likely to remain residual emissions for which either there will be no feasible technological solution or the solution involves excessively high economic or social costs. For these residual emissions – currently estimated to be 5-10% of today’s emissions – the Company will buy high-quality offsets or launch projects to generate high-quality carbon credits that would not have happened without its intervention.
Pursuing new technology pathways
Innovation is central to the Group’s success. It places a strong focus on R&D, ensuring it is at the forefront of the evolution of steelmaking processes and products. It is also adopting this approach to decarbonization, having developed the industry’s broadest and most flexible suite of low-emissions steelmaking technologies and integrating them into two pathways: Innovative-DRI and Smart Carbon.
Both pathways are relatively advanced in terms of their technology readiness levels and hold strong potential to deliver low carbon emissions steelmaking. A third pathway – direct electrolysis of iron – is still in the R&D phase but also showing good potential.
ArcelorMittal has made considerable progress in developing the first two more immediately viable routes. Whilst they are not yet commercially competitive, the work up to date has reinforced the business’ confidence in their potential to produce net-zero steel. The intention is that over time these low-carbon technologies will become more competitive as the cost of carbon increases around the world, and the technologies themselves mature and become more efficient.
It is envisaged that this will take at least ten years and in the transition period support will be required to underpin the development of innovation, enabling the Group to manage the required capital spend against the longer-term returns.
Innovative DRI-EAF
Existing natural gas based DRI technology can be transitioned to use hydrogen as the main energy and reductant, thereby generating significantly less emissions. Innovative DRI production based on green hydrogen (using renewable energy) and blue hydrogen (which captures and stores any CO2 created during production) is seen as a major enabler that will help the steel industry to achieve net-zero by 2050. The availability and affordability of natural gas, renewable energy and hydrogen will be critical in determining the pace of the transition.
As the availability of renewable and low-carbon electricity increases, the production of affordable, industrial-scale green hydrogen to supply DRI-EAF plants becomes more viable. Reflecting the commitment in Europe and Canada to prioritize green hydrogen production and infrastructure at competitive prices, ArcelorMittal’s approach to date is largely focused on the Innovative DRI pathway. The Company is accelerating its Innovative DRI investment through the following projects, (planned investments in Europe are subject to confirmation by the EU Commission).
Hamilton, Canada
In October 2022, ArcelorMittal together with the governments of Canada and Ontario, broke ground on its CAD$1.8 billion investment decarbonization project at the ArcelorMittal Dofasco plant in Hamilton, Ontario, Canada. The governments of Canada and Ontario have committed CAD$400 million and CAD$500 million, respectively, to the overall project cost. The project will fundamentally change the way steel is made at ArcelorMittal Dofasco, transitioning the site away from the more traditional, carbon intensive method of blast furnace-basic oxygen furnace steelmaking to DRI-EAF steelmaking, which carries a considerably lower carbon footprint and removes coal from the iron-making process. The new 2.5 million tonnes per year capacity DRI furnace will initially operate on natural gas but will be constructed ‘hydrogen ready’ so it can transition to green hydrogen when a sufficient and cost-effective supply becomes available. The project is scheduled to be completed by 2028, although the Company is looking for opportunities to accelerate the project timelines. The new manufacturing processes should contribute to a considerable reduction of CO2 emissions and deliver other positive environmental impacts including the elimination of emissions and flaring from coke making and iron-making operations.
ArcelorMittal Canada, Contrecoeur
ArcelorMittal’s existing DRI plant in Quebec produces 1.7 million tonnes of DRI each year. In 2022, the Company successfully tested the use of green hydrogen in the production of DRI. ArcelorMittal’s ambition is to lead the decarbonization of the

Management report
steel industry and this test is an important milestone in the Company’s journey to produce zero carbon emissions steel via the DRI-based steelmaking route using green hydrogen as an input.
The objective of the test was to assess the ability to replace the use of natural gas with green hydrogen in the iron ore reduction process. During this first test, 6.8% of natural gas was replaced with green hydrogen during a 24-hour period, which contributed to a measurable reduction in CO2 emissions. The green hydrogen used in the test was produced by a third-party owned electrolyzer (device that produces green hydrogen from electricity and water) and was then transported to Contrecoeur. This is a major step forward since the iron ore reduction process alone contributes to more than 75% of ArcelorMittal Long Products Canada (AMLPC) overall CO2 emissions.
AMLPC is evaluating the possibility of carrying out further tests in 2023 by increasing the use of green hydrogen at the DRI plant, which could eventually reduce CO2 emissions in Contrecoeur by several hundred thousand tonnes per year. The potential use of electrolyzers to produce green hydrogen in Contrecoeur will depend on certain criteria, particularly the availability of sufficient electricity to power the units.
With one of the lowest carbon footprints in the world, AMLPC is well-positioned to contribute to the Company’s decarbonization efforts if the right conditions are in place in Quebec. AMLPC’s low-carbon footprint is driven by its EAF-DRI pathway to steelmaking, use of renewable electricity and locally-sourced iron ore and scrap metal.
Sestao and Gijón, Spain
ArcelorMittal’s Sestao plant is expected to become the world’s first full-scale zero carbon-emissions steel plant thanks to an investment of €1 billion in the Company's plant in Gijón, for the construction of a hydrogen DRI plant and a new hybrid EAF. This investment is expected to deliver a reduction in carbon emissions at the Sestao site of up to 50% within the next five years. Around 1 million tonnes per year of DRI will be transported to Sestao to be used as feedstock for the plant’s two EAFs. As a result, by 2025, the Sestao plant is planned to produce 1.6 million tonnes per year of zero carbon-emissions steel. This would be achieved by increasing the proportion of circular, recycled scrap and using green hydrogen-produced DRI, powering steelmaking assets with renewable electricity, and utilizing carbon-neutral energy inputs, such as sustainable biomass, to replace the remaining use of fossil fuels in the steelmaking process. The Company has signed an agreement with the Spanish government that will underpin the €1 billion required for the transition. On February 17, 2023, the European Commission approved, under EU state aid rules, a €460 million Spanish measure to support ArcelorMittal España in construction of the new DRI installation in Gijón.
The Company has also forged a strategic alliance with HyDeal España to deliver competitive renewable hydrogen to its operations. An industrial joint venture formed by ArcelorMittal, Enagás, Grupo Fertiberia and DH2 Energy, and announced in February 2022, will deliver competitive renewable hydrogen to an industrial complex in Asturias from facilities based in northern Spain. The total installed capacity is expected to reach 9.5 GW of solar power and 7.4 GW of electrolyzers. Production is targeted to start by the end of 2025, to produce about 150,000 tonnes of renewable hydrogen per year from 2026 and reach 330,000 tonnes in 2030. ArcelorMittal and Grupo Fertiberia have announced their intention to purchase, together with other key off-takers, the supply of 6.6 million tonnes of renewable hydrogen over 20 years.
Hamburg H2 project
In Germany, ArcelorMittal already operates Europe’s only DRI-EAF plant in Hamburg, where the switch to using hydrogen instead of natural gas in the iron ore reduction process is being prepared. A project is underway to test the ability of hydrogen DRI on an industrial scale, as well as testing carbon-free DRI in the EAF steelmaking process. The objective is to reach industrial commercial maturity of the technology by 2025, initially producing 100,000 tonnes of DRI a year. The German Federal Government has given approval to provide €55 million of funding support towards the plant’s construction.
Bremen and Eisenhüttenstadt
ArcelorMittal is planning to build a large-scale industrial plant for the DRI-EAF based steelmaking at its site in Bremen, as well as an innovative DRI pilot plant in addition to an EAF in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure and alongside its existing H2 Hamburg project. The Bremen plant will be able to produce around 2 million tonnes of DRI per year and supply ArcelorMittal EAFs in Bremen and Eisenhüttenstadt. Bremen and Eisenhüttenstadt would produce up to 3.5 million tonnes of steel by 2030, with significantly lower CO2e emissions. Depending on the amount of hydrogen available, CO2e savings of more than 5 million tonnes could be possible.
The technology conversion requires investments which are estimated to be in the range of €1-1.5 billion. The feasibility of the project depends strongly on governmental support and the availability of economically viable energy infrastructure and supply.
To support and enable the availability of hydrogen for steel production, ArcelorMittal is participating in the establishment of regional hydrogen networks. These include North German hydrogen projects: the Clean Hydrogen Coastline to benefit Bremen and the Hydrogen Cluster East Brandenburg to enable hydrogen supply for Eisenhüttenstadt. ArcelorMittal is also collaborating with Shell, Mitsubishi and other cross-industry

Management report
companies to form the Hamburg Green Hydrogen Hub, with the goal of generating energy from renewable sources.
The Company and the energy Company RWE have signed a memorandum of understanding to work together to develop, build and operate offshore wind farms and hydrogen facilities that will supply the renewable energy and green hydrogen required to produce low-emissions steel in Germany.
Fos-Sur-Mer and Dunkirk
ArcelorMittal is planning to implement €1.7 billion of investments by 2030 to accelerate decarbonization of its steelmaking sites in Fos-sur-Mer and Dunkirk while maintaining equivalent production capacities:
–In Fos-sur-Mer, ArcelorMittal would build an EAF. This new unit will complement the ladle furnace announced in March 2021 and supported by France’s recovery plan, ‘France Relance’. Together these investments will turn Fos-sur-Mer into a reference site for the production of low carbon, circular steel, made from recycled steel;
–In Dunkirk, ArcelorMittal would build a 2.5 million tonnes per year DRI unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace. Other investments are already under way to continue to increase the proportion of scrap steel used.
This investment will enable a transformation of steelmaking in France and a total reduction of approximately 40% or 7.8 million tonnes per year in ArcelorMittal’s CO2 emissions in France by 2030 and will represent a 10% reduction in GHG emissions from the manufacturing industry in France and put France’s steelmaking industry on the path of the Paris Agreement.
The new industrial facilities would be operational starting in 2027 and will gradually replace 3 out of 5 of ArcelorMittal’s blast furnaces in France by 2030 (2 out of 3 in Dunkirk, 1 out of 2 in Fos). Decarbonizing the Fos-sur-Mer and Dunkirk sites will contribute to maintaining and developing the French steelmaking industry. It will also support the strengthening and development of local ecosystems, generating positive and sustainable dynamics for employment and industrial activity in France, especially in the Dunkirk and Fos-sur-Mer areas. This investment program will be supported by the French Government.
ArcelorMittal and quarried materials group SigmaRoc have entered into a strategic joint venture agreement to create a new company that will produce lime, an essential purifying additive used in steel production as well as numerous other industrial applications. The partners will produce 900,000 tonnes a year of a high-quality material reusing heat recovered from ArcelorMittal plant in Dunkirk and using biofuels to replace the use of natural gas in the production process. This will allow a significant reduction of CO2 emissions, allowing the Company to offer net-zero lime. The operations will be located close to Dunkirk’s harbor and the ArcelorMittal steelworks, who will be the main consumer of the lime produced. Its strategic location will allow the joint venture to be a part of Dunkirk’s CO2 hub.
ArcelorMittal is also currently studying the implementation of an innovative solution to produce low carbon steel in Dunkirk in partnership with Air Liquide. The project aims to combine DRI and EAF to produce hot metal which would be a first of its kind. The project includes low carbon hydrogen use and would lead to CO2e savings. Commissioning is planned for 2025. This partnership between Air Liquide and ArcelorMittal is a first step towards the creation of an ecosystem at the forefront of low-carbon hydrogen and CO2 capture solutions that will be a source of competitiveness and attractiveness for various players in the Dunkirk industrial and port basin.
Ghent, Belgium
ArcelorMittal Belgium is planning to reduce carbon emissions by 3.9 million tonnes per year by 2030, by building a 2.5 million-tonnes per year DRI plant and EAF facility at its Ghent site. This is a result of a letter of intent agreed between ArcelorMittal and the governments of Belgium and Flanders to invest €1.1 billion in the flagship Ghent plant’s technologies. The DRI plant and EAF facility will operate alongside Ghent’s state-of-the-art blast furnace that is ready to take waste wood and plastic as a substitute for fossil carbon. The combination of the new DRI plant alongside a sustainable, state-of-the-art blast furnace enables the creation of unique synergies in ArcelorMittal Belgium’s roadmap to net zero carbon-emissions steelmaking. The support of both the national and the Flanders governments in this project is crucial, and welcomed, given the significant cost associated with the transition.
Smart Carbon
Smart Carbon also has the potential to achieve zero-carbon emissions by harnessing bioenergy and CCUS.
These are technologies that the International Energy Agency and the UN Intergovernmental Panel on Climate Change see as critical to achieving net-zero by 2050. Crucially, Smart Carbon gives ArcelorMittal flexibility to adjust its carbon emission reduction plans to local steelmaking conditions.
Carbon neutrality using Smart Carbon techniques can be achieved by relying on the earth’s natural carbon cycle and using bio-waste materials, such as sustainable forestry and agriculture residues, to produce bioenergy for steelmaking. Other biomaterials such as waste plastics can also be used, thereby helping to reduce the world’s plastic waste challenge.

Management report
The Company is constructing several commercial-scale projects to test and prove a range of Smart Carbon technologies:
Torero
ArcelorMittal is constructing an industrial-scale demonstration plant that converts waste wood into renewable energy through a process called torrefaction. This source of waste wood is considered hazardous material if burnt in an incinerator as it emits harmful gasses. However, in a blast furnace no such pollutants can be formed. At the Ghent plant, two reactors will each produce 40,000 tonnes of bio-coal annually that can be used in the blast furnace as a substitute for coal. Construction of the €55 million project started in 2018: the first reactor is expected to start production in 2023 and the second in 2024.
Carbalyst
Carbalyst® is a family of technologies which enables the production of basic chemicals such as bioethanol from steelmaking waste gases. Bioethanol is a key building block in the making of plastics. The Company successfully inaugurated its flagship carbon capture and utilization (‘CCU’) project in its steel plant in Ghent, Belgium. The €200 million ‘Steelanol’ project is a first of its kind for the European steel industry. Utilizing cutting edge carbon recycling technology developed by project partner LanzaTech, the CCU plant uses biocatalysts to transform carbon-rich waste gases from the steelmaking process and from waste biomass into advanced ethanol, which can then be used as a building block to produce a variety of chemical products, supporting the decarbonization efforts of the chemical sector. Once production reaches full capacity, the Steelanol plant will produce 80 million liters of advanced ethanol, almost half of the total current advanced ethanol demand for fuel mixing in Belgium, and it will reduce annual carbon emissions from the Ghent plant by 125,000 tonnes.
3D
A pilot project in Dunkirk aims to capture CO2 off-gases at a rate of 0.5 metric tonnes of CO2 per hour for transport and storage. The process uses low temperature heat available across the plant to separate CO2 from other off-gases from the blast furnace to create a pure low-pressure CO2 gas stream suitable for internal reuse or piping for storage. This process could significantly lower CO2 capture costs versus alternative technologies. Regional infrastructure would be requested for all local industrial companies in order to optimize usage and efficiency of the solution. The expected completion date is 2023.
This carbon capture technology has the potential to be adopted across the business’ blast furnace footprint, but scaling will be highly dependent on development of CO2 transport and storage infrastructure in the regions where the Company operates. It is already actively engaged in carbon transport and storage at several locations in Europe and exploring the possibility in other regions. Deployment of the 3D technology will be linked to the development of CO2 pipeline infrastructure, as well as deployment of CO2 re-use technologies in the Company's blast furnaces.
Carbon capture
ArcelorMittal, Mitsubishi Heavy Industries Engineering (MHIENG), a pioneer in carbon capture technology, leading global resources company, BHP, along with Mitsubishi Development Pty Ltd are collaborating on a multi-year trial of MHIENG’s carbon capture technology with ArcelorMittal, following the signing of a funding agreement between the parties. The companies will also conduct a feasibility and design study to support progress to full scale deployment.
Industrializing direct electrolysis
Direct electrolysis offers a third potential route for decarbonizing steel. ArcelorMittal’s R&D laboratories in Maizières, France, have developed the first electrolysis cell prototype, proving the viability of production of iron from iron oxides electrolytically. This work has shown that the process has the potential to operate in a flexible start/stop mode.
ArcelorMittal is the lead company along with 11 partners in the Siderwin project, which is building on this technology. With €7 million funding secured from EU Horizon2020 (the EU's funding program for research and innovation in green energy), a three-meter industrial cell has been constructed and various types of iron ore sources (including secondary sources) are tested. Though a small-scale trial at present, with sufficient access to affordable clean power, the successful development of this process will pave the way to a third potential iron ore reduction decarbonization pathway.
Carbon reduction through mining initiatives
Along with steelmaking initiatives, the Company’s mining operations are also developing different solutions to reduce GHG emissions, which represent about 7% of the total carbon intensity of ArcelorMittal (Scope 1 and 2 emissions).
AMMC continues to study and trial low-emissions iron ore pellet production. In 2021, it announced a CAD$205 million investment with support from the Quebec government, enabling AMMC to convert its entire 10 million tonnes per year pellet production to DRI pellets by the end of 2025. It will become one of the world’s largest producers of DRI pellets, the raw material feedstock for iron-making in a DRI furnace. The project includes the implementation of a flotation system that will enable a significant reduction of silica in the iron ore pellets, facilitating the production of a very high-quality pellet. It will also deliver a direct annual carbon emissions reduction of approximately 200,000 tonnes at AMMC’s Port-Cartier pellet plant, equivalent to over 20% of the pellet plant’s total annual carbon emissions. This

Management report
reduction in carbon emissions will be achieved through a reduction in the energy required during the pelletizing process.
ArcelorMittal Liberia is exploring opportunities to reduce its GHG emissions by switching from largely diesel power to the new West African ‘green power grid’.
ArcelorMittal Mining will also act as an enabler for ArcelorMittal’s current steelmaking transition from blast furnace processes to cleaner DRI-based EAF processes by increasing the ratio of DRI pellet production capacity.
Launch of XCarbTM low carbon products and initiatives
In 2021, the Company launched its proprietary strategic low carbon brand, XCarbTM. It brings together all of ArcelorMittal’s reduced, low and zero carbon- emissions products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards net-zero steel.
The three XCarbTM branded initiatives launched to date include: XCarbTM green steel certificates, XCarbTM recycled and renewably produced products and the XCarbTM innovation fund.
XCarbTM green steel certificates
The Company’s progress in driving down emissions enables it to pass the benefit of carbon emission reductions onto customers for the first time via an independently audited certification scheme.
The scheme provides for an independent auditor to verify the metric tonnes of carbon savings achieved, in accordance with the GHG Protocol Project Accounting standard. These savings can then be passed on to customers in the form of verified certificates. Customers can use such certificates to report an equivalent reduction in their Scope 3 emissions.
XCarbTM recycled and renewably produced
XCarbTM recycled and renewably produced ("RRP") products are made via the EAF route using scrap steel and 100% renewable energy. By using only scrap steel and renewable energy, XCarbTM RRP products have an extremely low CO2 footprint that can be as low as approximately 300kg of CO2 per tonne of finished steel when the metallics are 100% scrap. The electricity used in the steelmaking process is independently verified so that it may obtain a ‘Guarantee of Origin’ that it is from renewable sources.
XCarbTM innovation fund
The ArcelorMittal XCarbTM innovation fund is in addition to the numerous technologies the Company is already developing and deploying across its operations.
ArcelorMittal intends to invest in companies developing breakthrough technologies with the potential to support and accelerate the transition to net-zero carbon steelmaking.
Since its launch in March 2021, ArcelorMittal has committed to investments in six companies covering a range of decarbonization technologies – renewable energy, long-term battery storage, carbon capture and re-use, hydrogen electrolysis, nuclear energy and now direct electrolysis. The Fund is also an anchor partner in Breakthrough Energy’s Catalyst program, having committed to investing $100 million over a five-year period.
Heliogen – unlocking the power of sunlight to replace fossil fuels
ArcelorMittal invested an initial $20 million in renewable energy technology company Heliogen. Heliogen’s technology will harness solar energy by using a field of mirrors which will act as a multi-acre magnifying glass to concentrate and capture sunlight. The sunlight will then be subsequently converted into heat (HelioHeatTM), electricity (HelioPowerTM) or clean fuels (HelioFuelTM). All three Heliogen products have the potential to be applicable to the steelmaking process and support the steel industry’s transition to net-zero.
Form Energy – scaling low-cost and reliable battery technology
ArcelorMittal invested an initial $25 million, serving as the lead investor in Form Energy’s $200 million Series D financing round. In October 2022, ArcelorMittal invested a further $17.5 million. Form Energy, which was founded in 2017 is working to accelerate the development of its breakthrough low-cost energy storage technology to enable a reliable, secure, and fully-renewable electric grid year-round. It has recently unveiled a new iron-air battery which is low cost (approximately one-tenth the cost of lithium-ion battery technology), has multi-day reliability (100-hour duration hence overcomes the intermittent nature of renewable energy generation), is scalable; and can be sited anywhere.
Breakthrough Energy’s Catalyst program – driving adoption of next-generation clean technologies
ArcelorMittal is an anchor partner in Breakthrough Energy’s Catalyst program and has committed to an equity investment of $100 million over the next five years. Founded by Bill Gates, Breakthrough Energy is committed to scaling the technologies the world needs to reach net-zero emissions by 2050.
Breakthrough Energy’s efforts include investment vehicles, philanthropic programs, policy advocacy, and other initiatives, including Catalyst. Catalyst is a new model for how companies, governments, and private philanthropy can finance, produce, and ensure widespread adoption of next-generation clean

Management report
technologies. The program will initially focus on four decarbonization technologies: direct air capture, green hydrogen, long-duration energy storage and sustainable aviation fuel.
Carbon recycling - LanzaTech
In 2021, the Company announced an expansion of its partnership with carbon recycling company, LanzaTech, with a $30 million investment. Using LanzaTech’s gas fermentation technology, which captures carbon-rich waste gases from the steelmaking process and converts them into sustainable fuels and chemicals, this will reduce ArcelorMittal Ghent’s carbon emissions by 125,000 tonnes a year. It will also produce 80 million liters of bioethanol annually, which can be blended with traditional gasoline and used as a low-carbon alternative fuel for the transport sector.
LanzaTech is also developing technology to convert captured emissions into a range of other chemical building blocks to make useful materials, such as textiles, rubber, and packaging.
Disruptive hydrogen production technology – H2Pro
The Company invested $5 million in H2Pro as part of a $75 million Series B fundraise, with other investors including Temasek, Horizons Ventures, Breakthrough Energy Ventures and Yara. H2Pro is developing a disruptive way of producing hydrogen from water.
Similar to electrolysis, its technology uses electricity to split water into hydrogen and oxygen. Unlike conventional electrolysis however, hydrogen and oxygen are generated separately in different steps – an electrochemical step and a thermally-activated chemical step. It is expected to prove more cost-effective than traditional electrolysis, with capital expenditure costs anticipated to be broadly halved, alongside lower operational costs.
Breakthrough nuclear power - TerraPower
ArcelorMittal invested $25 million in nuclear innovation company TerraPower, as part of an $830 million equity raise, which is the largest private raise among advanced nuclear companies. Its flagship technology Natrium™, featuring a cost-competitive sodium fast reactor combined with a molten salt energy storage system, will provide clean, flexible energy and integrate seamlessly into power grids with high penetrations of renewables. TerraPower is currently building its first Natrium™ reactor, as part of the U.S. Department of Energy’s Advanced Reactor Demonstration Program (ARDP). The facility will feature a 345 MWe sodium fast reactor alongside an energy storage system that can boost output to 500 MWe during peak demand.
Investment in steel decarbonization disruptor Boston Metal
ArcelorMittal invested $36 million in Boston Metal in January 2023. The transaction is the Company’s largest single initial investment to date through its XCarb® Innovation Fund.
ArcelorMittal’s investment has led a $120 million Series C fundraising round undertaken by Boston Metal. Other participants in the round include Microsoft’s Climate Innovation Fund and SiteGround Capital, who join Boston Metal’s existing shareholder register which features the likes of Breakthrough Energy Ventures, mining majors Vale and BHP, BMW i Ventures and several cleantech venture capital funds.
Founded in 2013, Boston Metal is developing and commercializing a patented Molten Oxide Electrolysis (MOE) platform for decarbonizing primary steelmaking. MOE uses electricity to produce molten steel through a direct, one-step process. The MOE cell is capable of processing a wide range of iron ore grades through high temperature electrolysis, producing relatively impurity-free liquid steel with no accompanying CO2 emissions. As a fully customizable steel manufacturing solution, the modular MOE cells can be scaled until desired production capacity is reached. Boston Metal has raised over $200 million in three fundraising rounds and grown from a team of eight employees in 2018 to over 100 today. It is targeting commercialization of its technology by 2026.
XCarbTM Accelerator Program
In May 2022 ArcelorMittal launched its XCarb™ Accelerator Program aimed at finding the best start-up companies with the brightest ideas focused on breakthrough technologies and the potential to accelerate decarbonization of the steel industry . In addition to financial support, winning applicants will be given access to ArcelorMittal’s advice and expertise in innovation, R&D, technology commercialization and business mentorship.
Initiated concept for a global low-carbon emissions physical steel standard
In line with its intention to lead developments in decarbonization, ArcelorMittal published a concept for a low-carbon emissions steel standard in June 2022 to help incentivize the decarbonization of steelmaking globally and support the creation of market demand for physical steel products which would be classified as lower, and ultimately near-zero, carbon emissions steel. The concept involves:
a.A dual scoring system which provides customers with a life cycle assessment (LCA) value alongside a rating system which measures a company’s progress towards near-zero
b.Incentivizing the decarbonization of both primary and secondary steelmaking

Management report
c.Providing transparency and consistency across steel products for customers
d.Supporting the development of markets for low-carbon emissions steel
The Company believes that the creation of clear definitions for low-carbon emissions physical steel is an important component of ‘demand pull’ and ‘supply push’ mechanisms that are required to support the steel industry in its transition to net zero by 2050. Clear definitions will also help inform targeted policy to support the scale-up and commercialization of these near-zero technologies.
At the heart of the concept are three core principles:
1.It must include a dual score system comprising an LCA value for finished products (and an environmental protection declaration for construction products) alongside a decarbonization rating system which categorizes low and near-zero carbon emissions per tonne of hot rolled steel and rewards producers as they decarbonize from their starting point.
2.It must be designed in such a way that incentivizes the decarbonization of all methods of steel production through technology shifts, rather than simply through increasing scrap rates using existing technology. This can be done by using a sliding scale based on the percentage of scrap used in production, a system which is also at the heart of the ResponsibleSteel™ and International Energy Agency (‘IEA’) low-carbon emissions steel models.
3.It must include a clearly defined boundary from which carbon emissions are counted for the decarbonization rating system.
The concept is designed to be complementary to methods for rewarding virtual low-carbon steel, at least until significant amounts of physical low-carbon steel are available.
Climate governance and risk management
Structures and decision-making
ArcelorMittal’s climate-related activity and progress continues to be overseen by a robust governance structure that includes an executive-level Climate Change Committee and Board-level Sustainability Committee chaired by an independent non- executive director. Having set a 2030 Group target on carbon emissions reduction, the Board also decided to link executive remuneration to the achievement of this objective. Since 2021, decarbonization targets are part of the performance criteria for vesting of the performance share units in the long-term incentive plan.
In terms of investment decision-making, each major capital expenditure project proposal is required to demonstrate its carbon impact to the Investment Allocation Committee (“IAC”). The IAC makes all necessary considerations to maximize the business’ chances of achieving its targets while ensuring each project is economically justifiable and earns its cost of capital. It is a crucial part of the Company’s strategy to manage risk and deliver long-term growth.
TCFD-aligned risk management
In 2021, ArcelorMittal reviewed and reported on the Company’s climate risks and opportunities in its second Climate Action Report which is its response to the recommendations of the TCFD. ArcelorMittal is working towards full disclosure in accordance with the TCFD recommendations.
In 2022, the Company has taken further expert advice to assess the resilience of the business against different transition and physical climate scenarios, so that it can consider the potential financial implications in more detail, inform its strategy and manage its transition and physical climate risk exposure. For instance, understanding the probability of extreme weather events or water scarcity is crucial for the sustainability of the business’ operations. The first phase of this project has established initial, high-level, qualitative conclusions in 2022.
The development of climate scenarios is among the 11 recommendations of the TCFD. The purpose of this exercise was to test the resilience of organizations’ preparedness against different climate-related scenarios in terms of identifying physical and transition risks and opportunities and their financial impacts.
In line with the TCFD recommendations, ArcelorMittal has developed a list of four scenarios, including a below 2°C degrees and a 1.5°C degrees. Some of the scenarios selected are externally designed, based on plausible assumptions or TCFD recommendations, and others are customized publicly available scenarios with some improved assumptions for greater alignment with ArcelorMittal’s modelling and market expectations.

Management report
The scenarios selected were the following:

	1.5C scenario	Central (base case) scenario	Stated Policies	High Emissions
Temperature by 2100	1.5°C	Below 2°C	>2°C	4.4°C
External reference scenarios	IEA NZE	IPCC SSP1-2.6 (Similarities with IEA SDS)	Similarities with IEA STEPS	IPCC SSP5-8.5
Selection Rationale	(1) Aligns with the TCFD recommendation to consider a 1.5°C scenario for the ‘2°C or lower’ scenario, (2) and is recognized by investors as an external, reputable scenario.	(1) Possible decarbonization path for the steel sector considering forward looking technology, market and policy developments, and (2) meets the TCFD recommendations for considering ‘2°C or lower’ scenario.	(1) Assesses performance in a context where decarbonization policies do not progress beyond current levels, and (2) incorporates other uncertainties such as energy security priorities.	(1) SSP5-8.5 is considered by the TCFD to be best-practice scenario to understand stressed exposure to plausible physical risks.
Description	Holds warming to approximately 1.5°C, aligned with the Paris Agreement. Advanced economies reach net zero in advance of others and the scenario accounts for SDGs. Global steel emissions fall to around 0.22Gt by 2050.	Below 2°C scenario, exploring regional variations in low-carbon policies. Europe, US and Canada are ahead of the decarbonization trend; China achieves carbon neutrality by 2060; India by 2070, Russia follows limited climate targets.	Scenario aligned with current policies, assuming limited additional policy support for decarbonization of the steel sector.	A high reference scenario with no additional climate policy – current CO2 levels double by 2050.
Used for physical risks/opportunities assessment	No	Yes	No	Yes
Used for transition risks/opportunities assessment	Yes	Yes	Yes	No
Scenario development is a milestone in the alignment of ArcelorMittal’s climate strategy with the TCFD and has paved the way for the identification of climate-related risks and opportunities and sheds light on their implications on the Company.
Reporting and disclosing the Group’s climate performance and actions
Investor benchmarks and frameworks
The finance community is increasing its scrutiny of companies’ carbon emissions reduction commitments and performance, with many investors seeking to align their portfolios with the goals of the Paris Agreement, often using third-party ratings and proxies in order to do so. These include the following:
Climate Action 100+
As a coalition of institutional investors, Climate Action 100+ has developed an approach to assess the carbon performance of companies in hard-to-abate sectors. ArcelorMittal has engaged with the coalition since 2018. In March 2020, Climate Action 100+ released its Net-Zero Benchmark covering not only targets but also strategy and capital allocation plans as well as policy engagement. Over the two cycles of the benchmark published to date, the Company has improved its alignment and is working towards full alignment with the benchmark.
Climate Action 100+ Net-Zero Benchmark published in October 2022, with the Company’s own assessment.

Management report

Climate Action 100+ Net-Zero Benchmark published in March 2022, with our own assessment

Benchmark indicator	Climate Action 100+ assessment	ArcelorMittal self-assessment	Explanation
Net-zero greenhouse gas emissions by 2050	🟢	🟢	In September 2020, ArcelorMittal made a commitment to achieve carbon-neutral steelmaking by 2050.
Long-term (2036-2050) greenhouse gas reduction targets	🟢	🟢	ArcelorMittal's net-zero target covers 95% of its greenhouse gas emissions from steelmaking.
Medium term (2026-2035) greenhouse gas reduction targets	🟠	🟢	ArcelorMittal has published a 2030 target for its global operations. We believe this is in line with the IEA Net-zero 2050 scenario for steels.
Short term (up to 2025) greenhouse gas reduction targets	🔴	🔴	ArcelorMittal has published a 2030 target for CO_2 emissions reduction.
Decarbonisation strategy	🟠	🟢	ArcelorMittal has outlined its decarbonisation strategy and roadmap to meet its medium and long-term CO_2 targets and quantified the reductions from different sources.
Capital allocation alignment	🔴	🟢	ArcelorMittal's Investment Allocations Committee ensures its capex decisions do not disable the company from achieving its Paris Agreement aligned CO_2 reduction targets.
Climate policy engagement	🟢	🟢	ArcelorMittal supports climate policy that facilitates our sector's alignment with the Paris Agreement and commits to ensuring all company and our engagement with the policymakers is consistent with this position.
Climate governance	🟢	🟢	ArcelorMittal has clear board oversight for the delivery of its CO_2e targets. The Group's 2030 target is now linked to executive remuneration.
TCFD disclosure	🟠	🟠	ArcelorMittal has committed to implement TCFD recommendations. Its analysis is based on the outcomes of policy/technology scenarios to test the opportunities for CO_2 reduction, rather than temperature scenarios to test its operational resilience. Additional project to assess resilience of the business against different transition and physical climate scenarios is ongoing.

4.ResponsibleSteel™
ResponsibleSteel™ is the steel industry’s first global multi-stakeholder standard and certification initiative. ArcelorMittal is a founding member and has played a pivotal role in establishing it. In 2019, ResponsibleSteel™ published its first certification standard for steelmaking sites based on 12 environmental, social and governance principles. In 2021, ArcelorMittal plants in Belgium, Germany and Luxembourg became the first sites globally to become ResponsibleSteel™ certified. In 2022, the Company also achieved certification at plants in Brazil, France, Spain and Poland . Further sites in Europe, Brazil and NAFTA have commenced the rigorous independent audit process. ArcelorMittal's goal is to see steelmaking sites in 50% of ArcelorMittal operating countries certified by 2025.
The Company was also actively engaged in a ResponsibleSteel™ initiative launched in September 2022, to create a ‘certified steel’ product standard (including responsible sourcing and GHG emissions requirements) to complement the existing ‘certified site’ standard.
Science-based Target initiative ("SBTi")
The Company has partnered with SBTi to develop a science-based target setting methodology for steel companies and is a member of the Expert Advisory Group ("EAG"). The aim is to understand and implement the level of climate ambition required for the sector to meet the 1.5°C goal of the Paris Agreement, considering the constrains of its hard-to-abate processes and the different steelmaking routes.
The partnership began in November 2021 led by SBTi, with the Energy Transitions Commission ("ETC") as a technical partner. The development of the guidance started with the analysis of different models and scenarios, mainly IEA NZE and Mission Possible Partnership’s Carbon Cost and Technology Moratorium scenarios, and the allocated budget for the steel sector in each.

Management report
The process continued with the incorporation of steel specific issues, such as projected demand by 2050, production routes (primary/secondary) and the technology readiness level and expected availability of the decarbonization options (CCS, hydrogen, etc.). Finally, plausible pathways were incorporated into science-based tools to ensure that all companies are treated fairly and their collective ambition level would allow society to stay within the 1.5 °C carbon budget estimated by UN IPCC.
The draft guidance went through a public consultation process between November 2022 – January 2023 and is expected to be published in the second quarter of 2023.
The Center for Climate Aligned Finance ("CCAF")
CCAF aims to define collective agreement on how banks assess steel companies’ decarbonization progress for use by the Net Zero Banking Alliance. ArcelorMittal has liaised with CCAF on certain aspects of the Net Zero Steel Pathway Methodology Project ("NZSPMP") relating to the need to ensure that any Paris Agreement aligned trajectory firstly considers the limits on global scrap supplies and so drives the decarbonization of primary steelmaking; and secondly draws a clear and consistent boundary around the emissions considered.
CDP
Carbon Disclosure Project ("CDP") aims to provide investors with a signal of the level of progress a Company has made in its response to climate change and related aspects of sustainable development on water and forestry, by rating a Company based on its response to a detailed survey. The Company received an A- score in the 2022 CDP Climate Change assessment and a B- in the 2022 CDP Water assessment.
Reporting Scope 3 emissions
ArcelorMittal acknowledges that it must address Scope 3 emissions alongside value chain stakeholders to make significant progress towards net-zero. The Company is working to expand its coverage of and improve the quality of its Scope 3 data, with focus mainly on material upstream categories, with the purpose of increasing the accuracy of its reporting and understanding where the opportunities for emissions reduction are. This involves engaging closely with upstream and downstream supply chain stakeholders and transport networks to work on a comprehensive and aligned approach to carbon emissions across the complete value chain.
Requirement for supportive climate policies
Policy has a key supporting role to play in transitioning the global economy to net-zero. Policy is required to address not just the significant capital expenditure needed to transition to the new zero carbon-emissions technologies, but also the considerably higher operating costs associated with these technologies in their early stages of implementation. Policy instruments such as contracts for difference, used so effectively in enabling the renewable energy industry to become competitive, will play an important role in ensuring a level playing field during the transition period. ArcelorMittal actively and directly engages with policymakers and organizations that advocate for the policies and conditions that will enable steel to accelerate and achieve its net-zero transition globally while remaining competitive. The Company believes that policy instruments need to deliver five market conditions to ensure that low and zero carbon-emissions steelmaking is at least as competitive as higher carbon-emissions steel:
1.Measures to incentivize the transition to low and zero carbon-emissions steelmaking.
2.A fair competitive landscape that accounts for the global nature of the steel market, ensuring domestic production, import and exports are subject to equivalent GHG reduction regulations and incentives, such as a fairly and internationally applied Emissions Trading Scheme ("ETS").
3.Financial support to innovate and make long-term investments and neutralize the higher operating costs of low and zero carbon-emissions steelmaking.
4.Access to sufficient clean energies at affordable price levels.
5.Incentives to encourage the consumption of low and zero carbon-emissions steel over higher carbon-emissions steel.
Working and collaborating with industry, civil society and policymakers
The Company is committed to playing a leading part in the steel industry’s role in decarbonization and clearly this means it needs actively and directly to engage with the rest of the industry, with public organizations, NGOs and policymakers. Standards for low carbon emissions and responsibly sourced steel are vital to ensuring steel is able to fulfil its potential to underpin the transition to a circular low-carbon global economy. Collaboration and partnerships are critical to this process to drive positive change and to enhance understanding of differing perspectives.
The Company has worked with numerous important initiatives that gather key stakeholders to identify the main challenges and requirements for the steel sector’s transition. These include the Energy Transition Commission ("ETC"), World Economic Forum and the Rocky Mountain Institute ("RMI") – all part of the Mission Possible Partnership – as well as others involved in driving progress, such as the International Energy Agency, the Science-Based Targets Initiative, ResponsibleSteel and UNIDO’s Industry Deep Initiative ("IDDI").

Management report
The Company joined its peers across the steel sector in the NZSPMP, which published its recommendations in July 2021. This work should accelerate progress not only for the Company but also across the entire sector, by establishing a set of principles that ensure that the carbon emissions and targets of steel companies and the industry are assessed in a like-for-like way.
The Company is also a member of the ETC which developed two 1.5C scenarios for the steel sector. The Tech Moratorium ("TM") scenario approach confines investments to near-zero-emissions technologies from 2030 onwards to reach net zero, assuming steel assets switch to whichever technology offers the lowest TCO at each major investment decision. In this scenario, and in the absence of incentives to accelerate technology adoption in the 2020s, lower-emissions technologies are initially only built where they can compete on cost with the conventional steelmaking process. On the other hand, the Carbon Cost scenario illustrates a more rapid acceleration in the presence of a global carbon price or equivalent. RMI’s Center for Climate Aligned Finance has reflected both the TM scenario and many of the NZSPMP principles in a mechanism which enables the banking sector to assess the alignment of steel companies with the 1.5C expectations for their sector. Beyond these initiatives, ArcelorMittal is actively advocating the climate change regulation agenda in relevant jurisdictions, also focusing on developing significant traction between industry advocacy platforms and governments in both Europe (for example via Eurofer) and Canada. The Group intends to leverage these experiences to advance its advocacy across other jurisdictions.
In January 2022, ArcelorMittal published its second Climate Advocacy Alignment Report which maps the policy positions of the 61 associations of which the Company is a member, against the objectives of the Paris Agreement and the five policy priorities outlined above. In addition, in January 2023 the Company published the addendum to the Report.
In the report, the Company shares a summary of the results of its assessment and it provides a breakdown by association. Since the publication of the first report in 2020, the Company has seen some significant progress in the positions of some key trade associations, which are detailed in the report. The Company has also strengthened its methodology, which has led to some associations moving from the category of ‘aligned’ to ‘partially aligned’, and from ‘partially aligned’ to ‘misaligned’. The Company continues to engage with associations to drive more alignment with the goals of the Paris Agreement and encourage their proactive contributions to the policy priorities identified.
Carbon performance
Below is the Company’s carbon performance in 2021. Performance for 2022 will be published in the Integrated Annual Review in April 2023.
1.These figures have been adjusted for structural changes to the ArcelorMittal portfolio in the previous 12 months, and reflect emissions and production for ArcelorMittal's site portfolio as at December 2021 to enable a like for like annual comparison.
2.This indicator includes those emissions from purchased goods that a steelmaker would normally be expected to produce, such as coke, slabs, burnt lime in order to maintain a consistent system boundary and so a like for like comparison.

Management report
ResponsibleSteelTM – underpinning improved ESG performance
ArcelorMittal started working with ResponsibleSteelTM in 2015 to develop a credible platform for standards certification and verification in the steel industry that went beyond existing cross-sectoral technical accreditations such as the ISO 9001 quality management system standard. The Company was looking for an audit and verification system that also addressed environmental management, climate change, biodiversity, health and safety, energy, social, community, labor and other multi-stakeholder considerations.
After much exhaustive preparatory work in the years since, ResponsibleSteelTM now fully encompasses this broader ESG perspective. As such, the business sees compliance with it as a powerful pivot to the future of responsible, smarter and greener steelmaking. Beyond this, the Company recognizes that ResponsibleSteelTM supports a more integrated systems way of thinking and interacting, breaking down silos, bringing teams together to address issues and challenges, and building value in its brand and products.
In the mining business, the Company is working in a very similar way with IRMA, the Initiative for Responsible Mining Assurance, to deliver the same credible validation for stakeholders, covering the specific issues for the extractive and natural resource sectors.
ResponsibleSteelTM certification
As mentioned above, ResponsibleSteelTM is the steel industry’s first global multi-stakeholder standard and certification initiative. ArcelorMittal is a founding member and has been involved from the start in establishing and developing the initiative. The initiative now involves over 100 members, including steel producers, customers, NGOs, mining majors, financial institutions and industry bodies.
In 2019, ResponsibleSteelTM published its first certification standard for steelmaking sites based on 12 ESG principles. Preparing for the rigorous audit process can take over a year and involve self-assessment against more than 400 requirements. Members using the standard are able to reassure customers and other stakeholders of the credibility of social and environmental management of their steel operations.
In 2021, below-listed ArcelorMittal plants in Belgium, Germany and Luxembourg became the first sites with global ResponsibleSteelTM certification. In 2022, the Company also achieved certification in Brazil, Spain, France and Poland.
–ArcelorMittal Belgium (Geel, Genk, Gent, and Liège)
–ArcelorMittal Belval and Differdange in Luxembourg (Esch-Belval, Differdange and Rodange)
–Germany (ArcelorMittal Bremen and ArcelorMittal Eisenhüttenstadt)
–ArcelorMittal España (Asturias, Etxebarri, Lesaka and Sagunto)
–ArcelorMittal Méditerranée (Fos-sur-Mer and Saint-Chély-d’Apcher) in France
–ArcelorMittal France, Cluster North (Dunkerque, Mardyck, Desvres, Montataire, Florange, Mouzon, Basse Indre)
–ArcelorMittal Poland
–Brazil (ArcelorMittal Tubarão, Monlevade)
Further sites in Europe, Brazil and NAFTA have commenced the audit process. The Company’s short-term goal is to see steelmaking sites in half of ArcelorMittal’s operating countries being certified by 2025.
ArcelorMittal is keen to ensure customers recognize the standards and credibility that the ResponsibleSteelTM certification brings with it. The Company sees it as a major differentiator, defining the quality, provenance and reduced impacts of the steel coming from the business’ certified sites. The next step is to take this differentiation into its product portfolio. So the business has actively engaged in an initiative by ResponsibleSteelTM to create a ‘Certified Steel’ standard that would complement the existing ‘Certified Site’ standard. The new requirements are intended to recognize and reward companies that are committed to sourcing input materials responsibly and reducing their carbon emissions. Throughout 2021 and 2022, ResponsibleSteelTM conducted extensive consultation on the proposed ‘Certified Steel’ standard with members and wider stakeholders. The final product standard was released in September 2022.
The Company’s involvement with ResponsibleSteelTM, along with certification for its sites, demonstrates its commitment to going ‘beyond compliance’ and yields significant internal and external benefits. It provides an advantage when competing for market share and enhances relations with customers, particularly in automotive, renewable energy and construction industries. It also motivates and attracts employees – and encourages collaboration between different teams across the business.
Setting responsible mining standards with IRMA
Within its mining operations, the Company is pursuing the same approach as with ResponsibleSteelTM through membership of IRMA, the leading multi-stakeholder, standard-setting organization focused on socially and environmentally responsible mining, which is similarly recognized by several of

Management report
the business’ major customers, that have also joined the initiative. The Company’s mining operations in Canada, Liberia, Brazil, and Mexico have started the IRMA self-assessment process and are working towards achieving the first level of the certification pathway by end of 2025.
The Company also remains committed to the Mining Association of Canada’s Towards Sustainable Mining ("TSM") initiative at its mines in Canada. ArcelorMittal Mining Canada has implemented TSM protocols since 2004 and is both TSM-assured and five-star rated. The IRMA and TSM initiatives give the business high-quality, rigorous assessment tools that help demonstrate how it is managing social and environmental performance at its mines.
Both IRMA and TSM have been formally recognized by ResponsibleSteelTM as meeting the criteria for its ‘certified steel’ responsible sourcing requirements released in 2022.
License to operate and engaging with stakeholders
ArcelorMittal is seeking to be at the forefront of ESG certification in the steel and mining sectors. The commitment the Company has made to working with ResponsibleSteelTM, IRMA and TSM demonstrates its willingness to drive industry-wide standards and solutions. The business realizes that achieving these standards and gaining credible verification of them provides assurance to its customers and stakeholders of its license to operate, which reflects a change in mindset as to how the Company views certification and compliance. It is about taking a more outward-looking view of the business, how it interacts and how it impacts the society around it. The Company’s license to operate is not static at any one point in time; it needs to be constantly improved and earned. Implementing world-class standards of ESG has shown to improve key stakeholders’ perceptions of the business, including employees, customers, communities, suppliers and investors. It is also helping the Company to make better, long-term decisions and thereby build and protect value for the future. As the business moves forward with developing the processes needed to certify against ResponsibleSteelTM and IRMA, the Company recognizes the growing importance of maintaining a strong and open dialogue with stakeholders to ensure appropriate consultation and alignment of interests.
Building a responsible supply chain
The Company’s commitment to ESG covers the entire steel supply chain. One of the benefits of being a vertically integrated steelmaker is that the Company self supplies around two-thirds of its own iron ore needs – allowing the ability to manage the social and environmental performance at all of its mines.
The business works closely with suppliers of iron ore and other raw materials that it purchases to support the wider adoption of higher sustainability standards. To create a responsible value chain, the Company aims to source raw materials from suppliers whose policies and practices are aligned to the standards it applies to itself. This means encouraging raw material suppliers to work towards robust mining certification schemes – such as IRMA and TSM – that are recognized by ResponsibleSteelTM.
To facilitate this process for suppliers, the Company revised its Code for Responsible Sourcing (the "Code") to include explicit references and targets relating to its commitment to ResponsibleSteelTM, IRMA and other industry initiatives. The Code was established in consultation with customers, suppliers, peer companies and NGOs. It covers health and safety, human rights, labor standards, business ethics and environmental management. Every year, the Company assesses several of its largest suppliers against the Code. It also asks suppliers to complete self-assessment questionnaires, backed by supporting evidence.
The Company may also conduct site visits to suppliers to identify potential breaches of the Code and agree on a timeline and process for mitigating them. Mitigation actions could include engagement with the supplier to encourage them to commit to certification, sharing support and knowledge to address specific challenges or encouraging the supplier to join a wider initiative if the issue is one that is endemic across the industry.
Any new suppliers are required to commit to the terms of the Code and adopt practices in line with ResponsibleSteelTM or equivalent standards.
The Company continues to carry out additional ESG risk mapping and analysis and apply further layers of due diligence based on OECD guidelines where the Code assessments highlight areas of social and environmental concern. The Company develops action plans where needed, and pays particular attention to ‘conflict minerals’, such as tin and tungsten, which are needed in small quantities for effective steelmaking, and engages with suppliers over the ESG concerns identified.
With the new ‘European Due Diligence Act’ and the German ‘Act on Corporate Due Diligence in Supply Chains’’ the business is reviewing its management systems, policies and standards to ensure compliance with these new requirements.
5.Environment
ArcelorMittal takes its wider environmental responsibilities seriously together with its climate change commitments. They are part of a considerate, sustainable and circular approach to business, aiming at mitigating the business’ impacts on nature and the communities within which it operates. The Company aims to be a trusted user of these precious resources to assure its local communities and broader stakeholders that it is a responsible, committed steward of the environment.

Management report
The urgent need for decarbonization, together with the huge impact on people’s lives from COVID, have elicited a greater public recognition of the value of the wider environment and biodiversity, their importance to health and well-being, and ultimately the preservation of the planet. This has continued to bring sustainability and the environment right to the heart of the Company, and to reflect this, during 2022 it has continued to strengthen its overall environmental strategy, investment and governance. In 2022, the IAC approved expected capital expenditures totaling $488 million for 30 projects with environmental benefits. More robust measurement and monitoring have been put in place, and the Company is developing comprehensive five-year environmental improvement plans across the business, for all segments and sites, that are integrated into their broader business plans, including detailed time bound targets.
Strengthened Board and management oversight and compliance
Globally, the regulatory backdrop to environmental compliance in the steel industry is developing rapidly and becoming more stringent. Environmental impacts such as that of air emissions are coming under greater scrutiny as evidenced by the updated air quality guidelines issued by the World Health Organization in September 2021. With this in mind, in 2021, the Company introduced several material changes to enhance its environmental governance. To strengthen Board oversight, increased time is now devoted to environmental matters via the Board Sustainability Committee. At the executive level, the SDC has increased focus on this critical area and can use this information and feedback to guide site-level improvements and make more informed decisions. At the executive team level, the business has strengthened oversight of site-level environmental performance to coordinate group efforts and compliance.
The Company’s environmental experts cover a diverse range of fields and meet on a quarterly basis to share best practice and discuss matters related to environmental governance. Each quarter the network focuses on a particular issue for deeper discussion and analysis.
The revised environmental policy of ArcelorMittal containing the general guidelines decided by the general management which are to govern all environmental aspects of the activities of ArcelorMittal, has been launched and includes the following principles:
•Compliance with all relevant environmental laws and regulations, and other company commitments
•Implementation of environmental management systems including ISO 14001 certification for all production facilities
•Conducting environmental impact assessments for major capital projects in accordance with good international industry practice (irrespective of local legal requirements)
•Continuous improvement in environmental performance, taking advantage of systematic monitoring and aiming at pollution prevention, and the use of best available technology (BAT)
•Implementing a long-term GHG emissions reduction strategy to achieve net zero
•Development, improvement and application of low impact, environmental production methods taking benefit of locally available raw materials
•Development and manufacture of environmentally friendly products focusing on their use and subsequent recycling
•Open communication and dialogue with all stakeholders affected by ArcelorMittal’s operations
•Supplier and contractor awareness and respect of ArcelorMittal’s environmental policy
•Employee commitment and responsibility in environmental performance
•Respect protected areas and manage adverse impacts on biodiversity and ecosystem services in accordance with good international industry practice
•Efficient use of natural resources, raw materials, energy, land and water
This policy should be used as the reference for developing local or site-specific environmental policies for each operating company and its sub-divisions. All actions of all Company operations must respect these policy principles.
Five-year environmental plans established
The clearest demonstration of the Company’s strengthened environmental commitment is its decision to require that all its steel business units and their individual sites prepare five-year environmental improvement plans. In addition to the compliance and performance monitoring and reporting requirements, ducted dust, SO2, and NOX have been selected initially as priority environmental KPIs. The baseline year is 2018 and the plans are required to include actions, projects, timelines and expected emission reductions to be achieved by 2025 and then subsequently 2030. Their importance is evidenced by the requirement that they should be fully integral to each business’ broader strategic plans.

Management report
Environmental Impact Assessments (EIAs)
Environmental Impact Assessments (EIAs), which analyze comprehensively the environmental impacts of a scheme, project or program, are compulsory for all major industrial developments internationally, and ArcelorMittal undertakes them for any proposed new mine or plant, and sees them as an inherent part of their feasibility assessment alongside their financial performance and returns.
ArcelorMittal relies on this process to address relevant needs and issues, including those perceived as being important by our communities and public bodies, and affected groups, among others. For example, the Company has undertaken a number of EIAs for ArcelorMittal Liberia and the expansion project there to evaluate potential environmental impacts and develop mitigation plans.
Life Cycle Assessments (LCA) and Product Environmental Performance
A Product Environmental Performance is a verified document that communicates transparent and comparable information about the life-cycle environmental impact of products, typically from ‘cradle to grave’. The environmental impacts of products are identified through a Life Cycle Assessment ("LCA") and product environmental performance, for example, Environmental Product Declaration, which seek to summarize and calibrate the environmental impacts incurred in the manufacture of products, during their use and right through to their end of life.
They are equally becoming a necessity for the specification and validation of the Company’s products and services and allowing customers to make informed purchasing decisions and choices.
Including them in the decision-making process of customers, such as those in automotive or construction for example, allows them to meet their decarbonization requirements and reduce their overall environmental footprint.
They drive the business’ product development and allow internal and external stakeholders to identify the areas of an end-to-end product life cycle that bring the greatest potential opportunities for additional value creation, including emissions reduction, cost reduction, improved brand identity and increased market share.
ResponsibleSteelTM and IRMA compliance and certification
The business is underpinning its environmental (and social) governance through the ResponsibleSteelTM and IRMA certification processes helping its key steel and iron ore mining sites to verify the robustness of their environmental and stakeholder management systems. This approach provides greater assurance to the business’ customers, stakeholders and communities regarding issues that matter to them, both globally and locally. The Company’s short-term goal is to see steelmaking sites in half of ArcelorMittal’s operating countries being ResponsibleSteelTM certified by 2025.
The Company has also established an Environmental Compliance Methodology that covers the identification, investigation and mitigation of environmental non-compliances and associated risks. It is based on ISO 14001 and covers environmental compliance at all steel and mining operations across the Group, relating to air, water, soil, residues, noise, permits, landfills, monitoring and reporting, among others. At each site, the segment CEO is responsible for ensuring that the site environmental manager or designated person implements the methodology correctly. At the Group level, the corporate environment team handles environmental compliance reporting and is responsible for regularly reviewing and updating the methodology as needed.
Reducing emissions to air
As a heavy industrial business, emissions to air remains one of the Company’s most critical issues, especially for the employees and communities in and around its operations. In line with its UN SDG outcome 5, the Company aspires to be ‘a trusted user of air’, which means not only being fully compliant with evolving regulatory standards, but also listening to stakeholders and being proactive in maintaining their trust.
The Company is making emissions to air a major part of its five-year environmental plans for each business unit and site, with detailed planned abatement of ducted dust, SO2 and NOX. A wide range of capital expenditure investments have been committed to in recent years aimed at reducing the business’ environmental emissions. At the same time, the Company is running pilot programs to test the effectiveness of automated monitoring equipment, aimed at giving better oversight of dust emissions and ad hoc emission events, with the intention of rolling this capability out across the priority sites.
Diffuse dust emissions are one of the subjects on which the Group has the most dialogue with local stakeholders and it continues to make significant environmental investments that address air quality.
Air quality improvement projects, examples:
Fos-sur-Mer, France
Over the 10 years from 2010-2020, ArcelorMittal invested in an extensive program of more than €100 million to significantly reduce the environmental impacts. A range of environmental protection projects were undertaken, including the desulphurization of coke oven gases, dust removal at the steel plant furnace, and low NOx burners on the slab furnace of the hot strip mill.

Management report
As a result, over the 2010-2020 period, emissions from the Fos-sur-Mer site were significantly reduced:
- 45% for sulfur dioxides and nitrogen dioxides,
- 70% for dust,
-79% for benzene and
-85% for dioxins.
In parallel with this €100 million program, the coking plant has also benefited from a complete renovation of its 126 ovens – a €150 million investment which has contributed to resolving different problems, and particularly the non-conformance of the benzene emissions at coke plant level. Since 2019 the coking plant has been in full compliance on this issue.
In keeping with the ambition of ArcelorMittal’s sustainable development outcome 5, to be a ‘trusted user of air, land and water, ArcelorMittal Méditerranée (Fos-Sur-Mer and Saint-Chély d'Apcher) has developed an environmental improvement program that is designed not only to meet the requirements of our permit, but also to respond to the rising expectations from stakeholders. This program will further increase environmental improvements with more than €50 million of investments dedicated to better environmental protection over the 2021-2023 period, with a specific focus on water and dust emissions, particularly in the vicinity of the sinter process.
The project currently underway is the installation of an innovative air emissions filter at the sinter plant, covering an area of 20,000 square meters, which will reduce dust emissions by 40% and overall channeled dust emissions by 15%. The first stage of this €20 million investment commenced commissioning in July 2022.
Other projects are also underway including enhancing the dedusting systems at the sinter plant with the first commissioned early 2023, the construction of a new blast furnace gas storage facility, the commissioning of a new charger at the coke plant, and many other smaller projects.
To reduce the environmental impact of incidental emissions, safety measures are implemented. The Fos-sur-Mer site made an investment of €1.45 million at the coke plant to ensure automatic ignition of 28 safety flares for combustion of coke oven gas in the event of an incidental release, e.g. caused by a power failure.
To create and maintain a close relationship with local stakeholders, site management regularly meets local residents to review results and explain environmental performance and projects implemented.
Temirtau, Kazakhstan
Between 2011 and 2021, the ArcelorMittal Termirtau (AMT) site has seen an investment of $240 million in environmental projects such as de-dusting filters, the first two phases of the ash pond extension, construction of a new chimney in the coke shop along with battery repairs, BOF technology improvements, a new dust extraction system in the mixer shop to reduce fugitive emissions, and concrete covered areas for temporary residue stock to prevent soil contamination.
The work to modernize AMT continues. In April 2021, the site unveiled its integrated strategy for air and carbon emission reduction. The strategy, which was revised in November 2021, is expected to reduce dust, NOx and SOx as outlined in the 2020 MoU that AMT signed with the government of Kazakhstan. It plans for an approximate 35% reduction of air emissions by 2025 and 52% reduction of air emissions by 2030 from base year of 2018.
The emission reduction strategy is a subset of a larger modernization program that AMT prepared and discussed with the government. Consequently, AMT signed an MoU with the government of Kazakhstan wherein it is planning to invest $3bn in the next decade to upgrade the operation and its value chain. As part of this unprecedented investment, AMT has committed $800 million exclusively for environmental projects in the next 10 years. A 2025 strategy program recently developed by AMT is expected to provide for the reductions in dust, NOx and SOx emissions to exceed those outlined in the MoU.
The reductions will be achieved through several projects, including the application of ArcelorMittal’s innovative hybrid filter technology at the sinter machines (improving both dust and SOx emissions), the upgrade of emission filters for power plant 1, the construction of two new boilers for power plants 1 and 2, a new coke gas cleaning plant, and the replacement of coal with natural gas for our upstream and downstream facilities.
Safeguarding water resources
Water is a vital resource and ArcelorMittal aims to be responsible in terms of both the amount the business consumes and the quality of water that its sites discharge into the environment. The Company’s work in this area is aligned with the UN’s SDG 6 (“Clean water and sanitation”), with particular reference to targets 6.3 (water recycling), 6.4 (water efficiency) and 6.5 (water management). Its net water use, defined as the difference between the water it withdraws and what it discharges, is measured, monitored and managed at each site by a dedicated team. It generally treats and recycles the same intake of water repeatedly, losing it only through evaporation.
Unlike carbon emissions, which are a global challenge, water use, availability and quality are more local issues, which require the business to work closely with local municipal, water

Management report
authorities and communities. In pursuing these responsibilities, the Company is investing significantly in innovative techniques for water recovery, water treatment, establishing alternative water sources and reduced energy usage.
In the mining operations, some sites recycle as much as 98% of their water. For example, AMMC in Canada is building a water treatment plant HS-2 at Mont-Wright which will treat heavy metals before being released into the natural environment. This project includes installing treatment units to control surface effluents on waste rock piles. The investment for this plant has been just over $52 million and is expected to be operational by the end of the first quarter of 2023.
Newcastle, South Africa is investing $8 million in a storm water treatment project by constructing a 460,000m3 stormwater runoff dam and reducing the plant’s overall water demand. It will include increased capacity stormwater interceptors integrated with existing water treatment facilities. It is due for completion in May 2023.
South-eastern Brazil underwent one of its worst droughts in four decades in 2014. The drop in rainfall saw river levels fall so severely that the government of the state of Espirito Santo declared a state of emergency. In response, ArcelorMittal Brazil developed a water master plan to deal with the water shortage.
ArcelorMittal Tubarão has constructed the largest sea water desalination plant in Brazil. The plant, extending over 6,000m2, provides an alternative source to freshwater from the Santa Maria da Vitória River. The process consists of collecting sea water and transforming it into industrial water using reverse osmosis. The $13.4 million investment covers all the necessary infrastructure to collect and filter sea water, desalinize it, and then store and distribute the end product. The desalination plant consumes around 4,3 kWh/m³ of energy, which is equivalent to 1% of energy generated by ArcelorMittal Tubarão itself. One of the desalination plant’s differentiators is its modular configuration. The first module is able to desalinate 500 m3 per hour of seawater, enough to supply a community of 80,000 people per day, and additional modules may be added in the future.
Protecting the land and communities around the Company’s sites
The Company aims to practice prudent land use management in the environments where it operates and protect local communities from impacts during and following its operations. In 2021 and 2022, the business has increased its efforts regarding tailings dam safety, reclamation and closure planning of mines, and is also focusing attention on reducing the storage of waste around its steel operations, including slag. It is aware that increasing residue storage is creating potential future problems in terms of both space and peripheral impacts, and therefore it is pursuing ongoing initiatives to minimize reusable and recyclable residues going to landfill and to minimize onsite storage.
Fundamental focus on tailings dam safety and impacts
Given recent history in the sector, ArcelorMittal has placed a fundamental focus on the safety and impact of its tailings storage and dams across the Group. It has developed a tailings strategy based on the leading industry guidelines from the Mining Association of Canada (MAC), the Canadian Dam Association (CDA) and the Global Industry Standard for Tailings Management (GISTM). The evolving governance model takes into account the principles laid out in the GISTM and aims to ensure that all group tailings facilities are structurally sound and safe, with all efforts directed at minimizing risk, including independent audits benchmarked against these international guidelines.
The Company has 26 tailings storage facilities (TSFs) including conventional, paste, dry-stack and in-pit facilities, of which 15 are active, ten are inactive and one is closed. To ensure the safety of all of them, a formal review process is in place that includes internal and external audits. The internal part is conducted at the corporate level to assess compliance with ArcelorMittal’s tailings management strategy standard. The external audit and review include ‘engineer of record’ performance reviews and annual engineering inspections, in addition to an independent technical review evaluation by a panel of industry specialists. These are benchmarked against international guidelines and are considered best practice.
The Company is also seeking continuous improvement in its tailings management program to reduce exposure to risks associated with conventional TSFs by using best available technologies. This includes reducing the risk of existing conventional operations by promoting reduced moisture disposal methodologies, such as high-density thickened tailings (paste) or filtered tailings where appropriate; and using latest and proven new technologies, such as high-precision radar, InSAR satellite monitoring and remote instrumentation to monitor facilities globally in real time. The business is assessing all its mining operations for transition in line with these principles and developing customized design solutions for non-conventional tailings system management. Tailings thickening steps have been implemented in assets in Mexico, reduced moisture disposal methodologies in Brazil and Canada, and further studies are ongoing across a range of operations.
In compliance with the new resolution set by the Brazilian National Mining Agency ("ANM") in February 2022, the emergency level of the tailings dam located at Serra Azul Mine, in Itatiaiuçu (MG), was changed to level 3. The change was due to adjustments in ANM’s criteria to determine the emergency level of mining dams.

Management report
This reclassification does not change the dam’s safety conditions, which remain unchanged since February 2019, when the Emergency Action Plan for Mining Dams ("PAEBM") was established. The structure is not at risk and no additional safety actions or new measures are required. The reclassification therefore takes place in strict compliance with the new legal criterion set by ANM. The dam has been idled since 2012 and the structure is monitored 24/7 with daily updates being sent to ANM. The engineering projects are being developed for the construction of a downstream containment structure and for the dam decommissioning. The construction of the check structure is a legal requirement to start the dam decommissioning process.
Since 2019, safety measures stricter than those required by legislation have been adopted, including the relocation of residents within the Self-Rescue Zone. The process of reparation and compensation of the families affected has been carried out in accordance with the Complementary Agreement Term (CAT) established with the Public Prosecutor’s Office and community.
Reducing waste storage and finding innovative uses for residues
Circular processes apply to steelmaking itself, where there is significant potential to close resource loops through innovative redeployment of by-products. In line with the Company’s pursuit of circular principles it is searching for innovative uses of slags, dust and sludges. ArcelorMittal’s R&D team is looking at ways to improve slag quality and find new applications for it.
The Company currently recycles most dust and sludges from operations internally. With the help of an EU-funded project that started in 2020, its researchers have been working on agglomeration solutions that will allow the business to use these materials as alternatives to natural resources. Recipes at pilot plant scale to meet blast furnace requirements have been validated and the plan is to conduct industrial trials in a blast furnace to validate the solution in 2023.
Partnering to protect biodiversity
ArcelorMittal seeks to protect biodiversity in the environments within which it operates, particularly through partnerships with local environmental organizations and community groups to preserve local flora and fauna. Limiting the area of land used, reducing emissions and ensuring local water supply and quality all contribute to reducing biodiversity impacts, but it is recognized that the business’ involvement and work needs to go beyond the boundaries of its sites and extend into engagement with local communities and livelihoods.
Nature based solutions – the Biodiversity Conservation Program (BCP) in Liberia
Perhaps the most challenging location for the Company in protecting biodiversity is its Liberian mine in the Nimba region of northern Liberia. Located to the east of its mining operations, the Eastern Nimba mountain range extends from Liberia into Guinea and the Ivory Coast, and is covered in moist, evergreen, montane and secondary forests which are both protected by Strict Nature Reserves such as the East Nimba Nature Reserve (ENNR) in Liberia. Both it and the Western range have global conservation value and are home to a remarkable diversity of species and habitats, many of which are highly threatened. They also include numerous restricted species, several of which occur nowhere else in the world. Forest ecosystems are under severe pressure from extractive industries, as are the livelihoods of rural communities, which depend on bushmeat, charcoal, firewood, medicinal plants and subsistence agriculture.
In 2011, AML launched the ‘BCP’ to compensate for biodiversity impacts from its mining operations that could not be avoided, minimized or restored. Designed to achieve a net gain for biodiversity, the BCP is multidisciplinary in its approach, and founded on the principle of nature-based solutions (NbS). NbS involve working with nature to address societal challenges, providing benefits for both human wellbeing and biodiversity. The BCP scheme seeks to address multiple threats to biodiversity, including underlying drivers of livelihood, insecurity and unsustainable farming practices, and is designed to deliver numerous benefits. The BCP is delivered at landscape scale, focusing on the protection and management of a much larger area than that of the direct footprint of the mining operations and associated infrastructure. The main components include:
•improving the management of the ENNR and three community forests
•negotiating and managing conservation agreements with communities to reduce illegal activity and deforestation through an incentive-based scheme
•promoting the uptake of sustainable agriculture to improve productivity and food security
•education and awareness raising, wildlife assessments and research
AML found that this multifaceted, collaborative approach is the most effective way to create long-term change and protection. So, it is working closely with Liberian government bodies like the Forestry Development Authority (FDA), community forest management organizations, and both international and local NGOs such as Conservation International, Fauna & Floral International, Agricultural Relief Services (ARS), Rural Integrated Centre for Community Empowerment (RICCE) and

Management report
Forest Incomes for Environmental Sustainability (FIFES). As a result, there are now conservation agreements and livelihood programs in 13 communities in Nimba County. Currently, there are no revenue streams or cost savings arising directly from the business’ NbS activities; all are funded on balance sheet. Yet long-term financial and funding arrangements are required if activities and outcomes for biodiversity and communities are to outlive the mining operation.
If long-term financial and funding arrangements are implemented, there may be opportunities for forest carbon projects to enable and incentivize forest conservation and restoration and generate revenues from carbon credits. Working in partnership with communities, sharing revenues and benefits from carbon credit issuance, and ensuring local stakeholders are compensated for the impact of reforestation and forest protection, can strengthen the business case for NbS.
Following the memorandum of understanding signed with the University of Monrovia in 2021 regarding collaborating on biodiversity, the College of Agriculture and Forestry of University of Liberia has launched a socio-economic assessment of the AML’s BCP and the lowland/swamp soil assessment study. The study covered ten communities within the AML’s concession. Results of the study will be used to improve conservation agriculture methods.
AML participated in the World Bank pilot study on NbS, led by Fauna and Flora International and Vivid Economics. Drivers for NbS include the mitigation, management and compensation of residual effects of mining in the landscape, as well as induced and cumulative effects; the importance of delivering and securing intended biodiversity outcomes and co-benefits of AML’s BCP beyond mine closure; and delivery of corporate commitments including ArcelorMittal’s Group-wide commitment to net zero (carbon) by 2050. The pilot focused on the potential of AML’s BCP, which was launched in 2011 to compensate for biodiversity impacts resulting from its mining operations that could not be avoided, minimized or restored. The BCP focuses on the protection and management of a much larger area than the direct footprint of the mining operations and associated infrastructure. It was originally designed to achieve a net gain for biodiversity, be multidisciplinary in its approach and deliver multiple benefits. It is therefore an example of an NbS with potential and there is now a need for improved and expanded delivery and the evolution of the program.
All these initiatives are designed to achieve net gain for biodiversity and have the potential to yield benefits that go beyond net gain requirements for specific species and habitat types.
Responsible stewardship
Part of the Company’s license to operate in communities around the world depends on its responsible use of natural resources. There is a diversity of habitats where ArcelorMittal’s operations are located, including rare dune and swale in Indiana, a protected wildlife refuge in and adjacent to the Lázaro Cárdenas facility in Mexico, and designated wetlands in Alabama, to name a few. The Company’s work and responsible stewardship of these sites is critical to the surrounding communities.
In September of 2021, the blazing star borer moth was discovered and photographed for the first time at the ArcelorMittal Research and Development’s piece of pristine prairie in East Chicago, Indiana site. The blazing star borer (Papaipema beeriana) is a rare, prairie dependent moth found in the Midwestern United States. The species are only found in remnant (unplowed) prairie grasslands, which is the most endangered of all ecosystems on the planet. Less than 1% remains, making the seven acres of remnant prairie found at the Research and Development Center a valuable refuge for native plants and animals. It is likely that more prairie-dependent insect species will be found in the future.
The American Bumble Bee (Bombus pensylvanicus) has also been spotted and photographed at the restored dune and swale habitat in East Chicago. Up until 2002, this was the most common US bumble bee, found in 47 states. After declining by almost 90% in the past twenty years it is now gone from large parts of its former range. Currently it is being considered for endangered species status by the U.S. Fish and Wildlife Service. The bees pollinate wild onion at the R&D prairie, giving them a restored native habitat in which to thrive.
ArcelorMittal Bremen has entered into a collaboration with the association Mensch.Natur.Landwirtschaft (Human.Nature.Agriculture) and has sown flowering meadows on various areas of its premises. With a total area of 20,000 square meters the seed mixture applied contains only plant species that are typical to wildflower meadows in Northern Germany. The flowering meadows provide home and food for numerous species of insects, which in turn can serve as food for various bird species.
Legacy sites are also a focus for responsible stewardship. ArcelorMittal Luxembourg closed its iron ore mines many years ago in the Grand Duchy, but these underground spaces have since been regenerated. A collaboration between the ArcelorMittal Real Estate department and the Nature and Forestry Administration has led to an increase in biodiversity. The presence of the Great Rhinolophus bat, an extremely rare species in Luxembourg and protected at national and European level, has been observed at the Giele Botter former mine site, which is also a Natura 2000 classified area.

Management report
ArcelorMittal BioFlorestas produces and distributes charcoal from renewable eucalyptus forests. Based in the state of Minas Gerais, covering 16 municipalities, and distributed in five administrative regions, it has an area of 100,000 hectares of planted eucalyptus forests and 40,000 hectares of permanent preservation and legal reserve. It is a leader in the adoption of sustainable management models focused on socio-environmental responsibility and has an effective presence in the communities where it operates. BioFlorestas is certified by international standards such as the FSC (Forest Stewardship Council) for planting, forestry development, harvesting and charcoal production. Its Forestry Research and Improvement Center includes a study of forest genetic improvement with the objective of obtaining genetically superior seeds, pollens and grafts.
6.Engaging with communities
ArcelorMittal plays an important, often vital, role in the local communities around its operations. As a group it is committed to making a positive contribution by creating economic and social value, through employment, procurement, taxation, sustainable development initiatives, stewardship of the environment and respect for human rights. The business wants its employees, their families and local communities to thrive, and in order to achieve this, it is committed to engaging, listening and responding with a constructive partnership approach.
In this digital age the Company is under ever greater scrutiny in a way that has previously not been possible. Communities are better connected, and their expectations, together with those of wider stakeholders, are rising, such that the business must engage more proactively to demonstrate the value it creates and earn its trust and license to operate every day. This means having open, two-way dialogue about challenges and concerns, and discussing ways to respond balancing the financial demands of business with the building of social capital.
The Company’s community engagement work is driven largely by local community relations teams, which are best placed to understand the needs of those who live near its operations.
Assessing material issues for communities and stakeholders
To better understand the key issues that should drive the Company’s engagement, the Company undertook a stakeholder double materiality assessment during 2021, which included social and community criteria that influence the business’ license to operate. Read more in the "Sustainable Development governance" section above.
Working with stakeholders
The audit and dialogue processes the Company goes through in pursuit of site certification for ResponsibleSteelTM involves its steelmaking sites to comprehensively deepen their engagement with local communities and wider stakeholders. This involves gaining a more comprehensive external view of their expectations of the site, and then seeking to align plans and targets accordingly. As each site goes through the audit process, this drives new levels of engagement and insight that continue to improve the sites’ stakeholder relationships in a mutually positive way. Retention of the ResponsibleSteelTM site certification will require the Company to continuously improve this dialogue. Likewise, greater levels of engagement are encouraged by the IRMA certification programs for the Company’s iron ore mining sites.
The Group continues to review and update its policies to ensure that they are fully aligned with good international industry practice, and that sites are well prepared to go through the certification process.
The ResponsibleSteelTM audit process at Fos-sur-Mer
The initial decision to pursue a ResponsibleSteelTM certification was taken at the end of 2019 just before the onset of the Covid crisis. It was seen as an opportunity to accelerate and enhance the business’ environmental and social responsibility commitments together with its community and stakeholder engagement. The process and benefits of the audits may be summarized as follows:
•The audit focused on the site’s relationships with its external stakeholders, such as local elected officials, public inspection authorities, industry associations, NGOs as well as customers, suppliers and employees;
•The process sought to align the expectations of each stakeholder group with the site’s own position and plans, and developed a detailed stakeholder engagement program, along with a comprehensive social management system monitored by the management committee;
•The certification audit team carried out an intensive audit covering nine production departments and conducted detailed interviews with employees, suppliers and local stakeholders; and
•Action plans were developed to address minor non-conformities that were identified during the audit prior to achieving final certification.
An additional benefit of the whole process was that it fostered the involvement of the business’ management and employees towards the site’s broader sustainability plans and targets.
Towards a Just Transition
As a result of decarbonization, the steel industry will undergo a transformation over the next two decades unparalleled since the 19th century, with many aspects of industrial activity along the value chain significantly changing. The need to understand and

Management report
address the social impacts of these changes was included in the text of the Paris Agreement at COP21 in 2015 and by the declaration on the Just Transition signed by 40 nations at the UK Climate Change Conference in Glasgow in 2021 (COP 26).
A Just Transition aims at ensuring environmental sustainability together with safe, decent, inclusive work and quality of life for all. Companies are expected to play a key role by holding social dialogue with key stakeholders (e.g. workers, customers, suppliers, communities, government and investors etc.) and setting clear, time-bound and company-wide commitments and action plans for achieving this transition in a responsible and caring manner. For ArcelorMittal it means that the business needs to explore the social implications of the transition by mapping the potential social impacts and requirements, such as skills, not only in its own operations, but also in the transformed supply chains. This should also help the business prepare for the required policy discussions with governments and other stakeholders on what is needed to decarbonize successfully.
As the Company plans for the transition of each of its steelmaking sites, it is developing a Just Transition framework aligned with Paris Agreement and adhering to International Labour Organisation Just Transition Guidelines and other mandatory disclosure frameworks (i.e., Climate Action 100+, ResponsibleSteel, IRMA, World Benchmarking Alliance, forthcoming EU CSRD). The framework sets out:
1.What the Just Transition means to ArcelorMittal;
2.The Company’s Just Transition principles;
3.An asset level methodology to help manage the Just Transition Framework implementation at asset/plant level; and
4.Overarching governance to monitor and measure progress.
Working with the Product Social Impact Assessment Association
As part of its ongoing engagement, the Company is increasingly also accounting for the impact of its products on communities. For many years, it has partnered with the Product Social Impact Assessment Association to integrate community concerns into future product plans. This work has included four stakeholder groups – workers, local communities, users and smallholders – and assesses human rights, discrimination, benefit of products and other social topics.
Building on community outreach
The concerns felt by communities around the ArcelorMittal operations can be very specific to their locality, and range across employment, skills, social development, human rights, health, safety and the environment. The Company’s community outreach work is driven largely by local teams, which are best placed to understand the needs of those who live near its operations.
Skills and vocational training in Liberia
Since 2017, the Group’s Vocational Training Centre in Liberia has helped local young people to develop vocational skills to provide them with opportunities that otherwise they would not have.
In 2021-2022, 96 apprentices graduated from the three-year residential program.
The Company also launched a training and development program for high-potential Liberian employees who will gain work experience and knowledge in ArcelorMittal Mining operations globally. The employees will receive advanced training in the fields of mining production, operation optimization, plant maintenance, planning and execution, plant electrical operation systems, and electrical maintenance.
Developing STEM skills in local communities
Alongside responding to communities’ needs and concerns, the Company’s community investment strategy focuses on developing skills in science, technology, engineering and mathematics (“STEM"). This reflects the important role that scientists and engineers will play in building a sustainable future for society at large, the steel industry and the Company. The strategy is delivered in many ways: from providing teaching aids and technological support, to inviting students to steel plants, and developing long-term partnerships with leading academic organizations around the world.
In many countries where the Company operates, there is a substantial gap between training in Science, Technology, Engineering and Mathematics (STEM) disciplines and the demand from companies for STEM trained graduates.
While the percentage of STEM profiles required by industry continues to grow strongly, the number of enrollments in technical or scientific careers has reduced. As the steel industry becomes more technical, this gap is expected to grow. The new wave of skills required spans fields such as life cycle analysis, robotics, data analytics, nanotechnologies, circular economy, and 3D metallurgy, all of which are also rapidly evolving.
As an example, to address these gaps and create a talented pool of scientists and engineers who will play a critical role in building a sustainable future for society, ArcelorMittal Spain has invested 45% of its total budget in community investments dedicated to strengthening STEM training for students. This involves a number of initiatives:
a.Scholarships - Recognition for students for their final degree projects and best projects focused on the steel industry.

Management report
b.Industry immersion programs - Programs offering visits by Secondary and University Education students to plants to visualize the work environment of the future.
c.Training practices in industrial environments - In most of the Company's plants in Spain, a mixed program is deployed that includes internships for university students and adherence to Dual Professional Training.
d.Incentives to continue higher technical and scientific studies - This includes a local Investment Plan of donations to improve the equipment in vocational training centers allowing for more in-depth technical studies and encouraging the transition from professional studies to university, enabling a continuation of technical and scientific careers.
The gap between STEM graduates and industry demand is especially pronounced among the female population with enrollment for technical careers decreasing by 40% among women. The incorporation of young people, and especially women, to this field of study is a priority to successfully accompany the digital transformation and reduce the gap between STEM training and professional demand.
In Kazakhstan, in 2021, as part of the STEM corporate responsibility program, 899 students completed an industrial and undergraduate internship in the Steel Division, 426 students in the Coal Division and 168 students in the Iron Ore Division. The Company regularly takes part in the Foundation Boards of regional colleges to provide cooperation and support. Last year, the company completed a Mutual Cooperation Memorandum with Karaganda Technical University NJSC and Karaganda Industrial University NJSC, covering the training of competitive specialists, retraining, advanced training, research activities, professional certification and certification of personnel in the mining and steel making industries.
Also, within the framework of cooperation with educational institutions and training of qualified personnel, the dual training initiative was continued for college students at the following establishments: Shakhtinsk Technological College MSOPE, Karaganda Higher Polytechnic College MSOPE, Lisakovsky Technical College MSOPE, Karazhal Mining and Technical College MPI, Stepnogorsk Mining Engineering College MSOPE, Boarding School-College MPI, and Temirtau Higher Polytechnic College MSOPE. Last year, more than 250 dual study agreements were concluded for groups of students in various specialties.
Supporting colleagues and communities in Ukraine
The people of the Ukraine have continued to acutely suffer from the violence, deprivation, fear and uncertainty created by the war that has been inflicted on them since February 2022.
Millions of citizens have fled away from the war zones, seeking help and support in neighboring countries. Amongst these are hundreds of ArcelorMittal Ukraine colleagues or their families.
Many of these refugees have ended up in make-shift camps in the neighboring countries, or they were offered temporary residence by locals. The Company and Board are grateful to ArcelorMittal Poland colleagues who immediately made themselves available to coordinate the arrival of their Ukrainian colleagues, showing great compassion, solidarity and humanity.
Early in the war, ArcelorMittal launched an urgent appeal to colleagues from across Europe to host Company refugees where possible, supported by funding and logistical assistance from the Group. A matched charitable funding program, through which every donation by an ArcelorMittal employee, was equally matched by the Company. The funds raised have been employed to support NGO’s in the region in scaling up efforts to reach vulnerable children and families affected by the conflict, with essential services including health, education, protection, water and sanitation.
The Board and management are deeply concerned about the ongoing situation in the country and will endeavor to support its people and local communities affected in whatever way it can.

Management report
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
Integrated steel-making
In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and fluxes to produce hot metal. This is then combined with scrap in a converter, which is mainly a basic oxygen, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet or cast directly as ingots. The cast steel is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generation. Integrated mills are substantially dependent upon iron ore and coking coal which, due to supply and demand imbalances, shortening of contract durations and the linkage between contract prices and spot prices, have been characterized by price volatility in recent years.
Mini-mills
A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and the more efficient plant layouts of mini-mills and lower manpower. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility in recent years, and the cost of electricity.
Integrated mini-mills
Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which continues to be subject to price volatility. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Integrated mini-mills are substantially dependent upon iron ore which, due to supply and demand imbalances, shortening of contract durations and the linkage between contract prices and spot prices, have been characterized by price volatility in recent years. In addition, because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas also than are mini-mills using scrap.

Management report
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
Electrical steels. There are two principal types of electrical steel: non-grain oriented fully processed steels and non-grain oriented semi-processed steels. Non-grain oriented fully processed steels are iron-silicon alloys with varying silicon contents and have similar magnetic properties in all directions in the plane of the sheet. They are principally used for motors, generators, alternators, ballasts, small transformers and a variety of other electromagnetic applications. A wide range of products, including a newly developed thin gauge material for high frequency applications, are available. Non-grain oriented semi-processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations.
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

Management report
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
Mining products
ArcelorMittal’s principal mining products for steel operations include iron ore and metallurgical coal.
ArcelorMittal’s mining and raw materials supply strategy consists of:
•Acquiring and expanding production of raw materials, in particular iron ore, coal and manufacturing refractory products and developing diverse third-party customer relationships;
•Exploiting its global purchasing reach, pursuing the lowest unit price available based on the principles of total cost of ownership and value-in-use through aggregated purchasing, supply chain and consumption optimization; and
•Leveraging local and low cost advantages on a global scale.
ArcelorMittal’s priority is to optimize output and production from its existing sources focused mainly on iron ore. Iron ore and metallurgical coal are its two most important inputs in the iron-making process.
ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company's largest iron ore supply contracts with Vale were renewed in March 2023 for the unit in Brazil for the period 2022-2024, while for other units a renewal process is currently ongoing for the same period. ArcelorMittal's principal international iron ore suppliers include Vale in Brazil, Anglo-American (Sishen in South Africa and Minas Rio in Brazil), Luossavaara-Kirunavaara AB in Sweden, IOC (Rio Tinto Ltd.) and Baffinland Iron Mines Corporation ("Baffinland") in Canada. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, Glencore in Australia, Contura and Warrior in the United States, Teck Coal in Canada, and JSW in Poland.
ArcelorMittal believes that its portfolio of mining assets and long-term supply contracts can play an important role in preventing disruptions in the production process. (see “Operating and financial review—Key factors affecting results of operations—Raw materials”).
Iron ore
ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Canada, Mexico, Liberia and Brazil. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with suppliers located near its production facilities.

Management report
For further information on Mining segment iron ore production, see “Operating and financial review—Operating results”. For further information on each of ArcelorMittal’s principal iron ore mining operations including total mining production of iron ore and coal, see “Properties and capital expenditures—Property, plant and equipment” and "Properties and capital expenditures—Property, plant and equipment— Reserves and resources (iron ore and coal)".
Metallurgical coal
As with iron ore, ArcelorMittal sources a percentage of its metallurgical coal from its own coal mines in Kazakhstan. The Company’s mines in Kazakhstan supply substantially all of its requirements for its steelmaking operations at ArcelorMittal Temirtau.
For further information on metallurgical coal mining production, see "—Property, plant and equipment— Reserves and resources (iron ore and coal)".
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
Natural gas
ArcelorMittal procures much of its natural gas requirements for its Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European and Ukrainian operations, with a contractual mix of “all-in” bilateral supply and direct access to the market, ArcelorMittal sources its natural gas requirements under the prevailing mix of oil-based pricing systems or European short term/spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption is generally sourced from regulated markets.
Industrial gases
Most of ArcelorMittal’s industrial gas requirements are produced and supplied under long-term contracts with various suppliers in different geographical regions.
Coke
ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries occasionally sell excess coke at market prices to third parties. The remainder of the spot purchases of coke are sourced from China, the United States and Colombia.
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
In 2022, AM Shipping arranged transportation for approximately 49.19 million tonnes of raw materials and about 5.25 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as the coordinator for Global Chartering Ltd., the Company's joint venture with DryLog Ltd., a Monaco based shipping company.
Purchasing
ArcelorMittal has implemented a global procurement process for its major procurement requirements, including raw materials, capital expenditure items, energy and shipping. ArcelorMittal’s centralized procurement teams also provide services such as

Management report
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
Sales and marketing
In 2022, ArcelorMittal sold 55.9 million tonnes of steel products.
Sales
The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For certain specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. In the EU and in South America, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to ArcelorMittal’s customers. Distribution centers provide access to ArcelorMittal’s products to smaller customers that cannot or do not want to buy directly from the operating facility.
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
ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 11,900 patents and patent applications for more than 770 patent families, with 79 inventions newly-protected in 2022. Because of this constant innovation, the Company does not expect the

Management report
lapse of patents that protect older technology to materially affect current revenue.
In addition to its patent portfolio, ArcelorMittal is constantly developing technical know-how and other unpatented proprietary information related to design, production process, decarbonization solutions for steel production and use of high quality steel products, leading to development of new applications or to improvement of steel solutions proposed to its customers, such as the ones aiming at weight reduction for vehicles. ArcelorMittal has also been granted licenses for technologies developed by third parties in order to allow it to propose comprehensive steel solutions to customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement of others’ intellectual property rights that could materially harm its business.
Government regulations
ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is an overview of the principal features of the Company's regulatory regimes, as of December 31, 2022, that affect or are likely to affect the Company's operations.
See "Introduction—Risk factors” and note 9.3 to ArcelorMittal’s consolidated financial statements.
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
As environmental laws and regulations in the European Union (“EU”) stemming from the Green Deal and other jurisdictions continue to become more stringent, ArcelorMittal expects to spend substantial resources including operating and capital expenditures to achieve or maintain ongoing compliance. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in note 9.1 to ArcelorMittal’s consolidated financial statements.
ArcelorMittal anticipates that its expenditures with respect to environmental matters in the EU over the next several years will relate primarily to installations of additional air emission controls, to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to ongoing implementation and upcoming revision of the Directive 2010/75/
EU, on industrial emissions (“Industrial Emissions Directive” or “IED”), respecting achievement amongst others of dust, Nitrogen Oxide (“NOx”) and Sulfur Dioxide (“SO2”) and to address GHG issues, including the reduction of emissions and purchase of allowances.
As the central directive to tackle industrial pollution, the IED represents a significant pillar of the European Green Deal. Policy options to enhance its performance may include, for example, improving the Best Available Techniques (“BAT”) reference documents ("BREF") elaboration process or furthering the contribution to circular economy objectives.
On April 5, 2022, the European Commission adopted proposals for revised EU measures to address pollution from large industrial installations. These proposals concern revision of the IED and revision of the European Pollutant Release and Transfer Register (“E-PRTR”) regulation to create the Industrial Emissions Portal. In line with the European Green Deal, the overall aim of these proposals is to progress towards the EU’s zero pollution ambition for a toxic-free environment and to support climate, energy, and circular economy policies. More specifically, the new rules aim to, among other things: (1) ensure full and consistent implementation of the IED across Member States, with tighter permit controls on air and water emissions; (2) increase investment in new, cleaner technologies taking into account energy use, resource efficiency and water reuse whilst avoiding lock-in to obsolete technologies; (3) support more sustainable growth of sectors that are key to building a clean, low carbon and circular economy; (4) integrate the previously separate requirements for depollution and decarbonization so that future pollution control investments take better account of GHG emissions, resource efficiency and water reuse; and (5) enhance data transparency and public access to environmental information by making permit summaries available online and providing more opportunities for public participation in the setting and review of permits.
The European Parliament Committee on Environment, Public Health and Food Safety (“ENVI”) published its draft report in November 2022. Some relevant points under discussion in the amendment process are the penalties and the limitation periods; the concept of "malicious litigation"; measures to dissuade from filing lawsuits for the purpose of bringing companies into dispute; and the reversal of the burden of proof for compensation claims by individuals caused by pollution. ENVI’s voting is expected in April 2023 and the European Parliament is expected to vote on them by mid-2023.
On October 26, 2022, the Commission adopted a proposal for the revision of the Ambient Air Quality Directives that will set interim 2030 EU air quality standards, aligned more closely with World Health Organization guidelines, while putting the EU on a trajectory to achieve zero pollution for air at the latest by 2050.

Management report
While these Directives do not directly apply to ArcelorMittal's operations, they can have an indirect impact since areas where the new stricter air quality standards are not achieved might require different contributors, such as industry, to decrease their emissions. On the same date, the European Commission proposed to update the lists of water pollutants to be more strictly controlled in surface waters and groundwater. Similar to air, although such lists do not directly apply to our operations, ArcelorMittal's discharges to natural water bodies might face further restrictions.
Regarding due diligence in the supply chain, two different regulations will impact ArcelorMittal as described below.
First, in Germany, the Lieferkettensorgfaltspflichtengesetz (“German Supply Chain Act”) intends to improve international human rights by defining requirements for companies for the responsible supply chain management. This guidance provides a legal framework for fulfilling Human Rights due diligence obligations and requires that German companies take responsibility for their supply chains and motivate their contract partners abroad to protect internationally recognized human rights and environmental standards. ArcelorMittal has prepared to fully comply with this new regulation, which came into force in January 2023.
Second, in December 2022, the European Council adopted its negotiating position and general approach on the European Commission’s proposal for a Directive on Corporate Sustainability Due Diligence (“CSDD”). One of its main goals is to set out a framework to foster the contribution of businesses operating in the single market to respect human rights and the environment in their operations and through their value chains by identifying, preventing, mitigating, and accounting for their adverse human rights, and environmental impacts, and having adequate governance, management systems, and measures in place to this end. The proposal aims to foster sustainable and responsible corporate behavior throughout global value chains. Companies will be required to identify and, where necessary, prevent, end, or mitigate adverse impacts of their activities on human rights and the environment.
ArcelorMittal is preparing itself by putting policies in place and updating its current policies; assessing risks by identifying them with regards to negative impacts on human rights within its value chain; dealing with negative impacts by taking preventive measures to minimize and remedy potential impacts; follow up on the progress; communicating the results, and setting up appropriate complaint mechanisms.
The European Council’s initial negotiating position will form the basis for upcoming negotiations with the European Parliament on the final terms of the CSDD. The Council expects the European Parliament to eventually adopt its initial negotiating position in May 2023, after which formal inter-institutional negotiations will commence.
With regards to sustainability reporting, the following legislation will impact ArcelorMittal.
First, by the end of November 2022, the European Council gave its final approval to Corporate Sustainability Reporting Directive (“CSRD”). The CSRD introduces more detailed reporting requirements and ensures that large companies and listed small and medium-sized enterprises are required to report on sustainability matters. It will fill the gaps in the existing rules on sustainability information.
The European Financial Reporting Advisory Group (“EFRAG”) developed draft standards with Environmental, Social, and Governance ("ESG") requested information. According to these standards, companies will have to disclose their activities on environmental matters such as climate change, pollution, water, marine resources, biodiversity, ecosystems, and circular economy; social matters such as policies, practices, material impacts, opportunities and risks related to own workforce, workers in its value chain, potentially affected communities, and consumers and end users; and governance matters, such as corporate culture, business policies and practices related to corruption, bribery, lobbying, business conduct, and payment.
ArcelorMittal has been analyzing these disclosures to comply with the requirements that will be applicable starting in 2024.
Second, in March 2022, the Securities and Exchange Commission (“SEC”) in the U.S. issued a proposed rule that, if adopted, would enhance and standardize climate disclosure requirements provided by public companies. The new regulation would require organizations to provide detailed reporting of their climate-related risks, emissions, and net-zero transition plans. These would include climate-related financial impact and expenditure metrics as well as a discussion of climate-related impacts on financial estimates and assumptions in the financial statements. These disclosures would also be subject to management’s internal control over financial reporting and external audit.
The proposed rule would apply to foreign private issuers who file annual reports on Form 20-F with the SEC, such as ArcelorMittal. The timing of implementation of the rule is unclear but the proposal was for large companies would have to disclose most of this information for fiscal year 2023, to be filed in 2024. For Scope 3 emissions, the SEC would provide an additional year beyond those deadlines, allowing companies to make use of Scope 1 and 2 filings by other companies in the prior year.
Environmental requirements impacting industrial operations are also becoming more stringent in other jurisdictions.

Management report
For example, in Canada, Environment and Climate Change Canada (“ECCC”), a department of the Government of Canada, updated the Base-Level Industrial Emissions Requirements (“BLIERs”) under the federal Air Quality Management System, which is expected to require considerable investments by companies to comply with emission regulations. Provincial regulations in Ontario and Quebec will also require further emissions reduction.
In Ontario, the BLIER requires ArcelorMittal Dofasco to install a full coke oven gas desulphurization by the end of December 2025. Authorities have been notified that ArcelorMittal Dofasco will not be installing desulphurization facilities as ArcelorMittal Dofasco is proceeding with its decarbonization project. Currently, on a plant-wide basis, ArcelorMittal Dofasco’s facility is meeting its BLIERs objective. Moreover, the decarbonization project will impact ArcelorMittal Dofasco’s overall NOx emissions.
In Quebec, pursuant to the Quebec Clean Air Regulation (Règlement sur l’assainissement de l’atmosphère) regulating air emissions, a post combustion chamber was built at ArcelorMittal Long Products Canada’s Contrecoeur East facility. Additionally, a canopy hood is in progress. The operations date will be communicated.
In Kazakhstan, beginning in 2025, complex ecological permits for emissions into the environment will impose more stringent emissions standards and outline measures for reducing emissions (production improvements). Moreover, in July 2021, the new Environmental Code of the Republic of Kazakhstan came into force, which submits the “polluter pays” principle, increasing liability risks. Following Article 290 of the Environmental Code, the Republic of Kazakhstan developed a National Plan that provides for a reduction in GHG emissions from industrial installations by 26% from 2022 to 2025. In implementing the provisions of the Environmental Code from January 1, 2023 onwards, the presence of an Automated Monitoring System (“AMS”) will become a mandatory requirement with respect to facilities put into operation before July 1, 2021. The AMS monitors emissions to the environment at the principal stationary sources of emissions and has an online connection with the authorized bodies’ information system in the field of environmental protection (paragraph 16 of Article 418 of the Environmental Code of the Republic of Kazakhstan). However, companies have encountered problems in implementing AMS on time, due to external factors, such as lengthy administrative proceedings, disruption of supply chains and technical difficulties which require a complete or partial stop of production.
Also, the mechanism for accounting for losses in the extraction of solid minerals, which was provided by the Code of the
Republic of Kazakhstan "On Subsoil and Subsoil Use", was abolished, effective January 2023.
Between 2020 and 2021, the Ukrainian Parliament submitted a range of draft laws aiming to improve environmental protection policies and provide a variety of instruments to regulate GHG and industrial emissions, waste management sector, and strengthen the state environmental inspection. These draft laws convey a substantial change in the environment regulation in the coming years. The “Strategy of the State Environmental Policy of Ukraine for the Period until 2030” and its “Action Plan to 2025” adopted in 2021 set more ambitious targets for pollution reduction and more efficient use of natural resources, and the updated Nationally Determined Contribution commits the country to reduce GHG emissions until 2030. Since then, plans to end coal mining in a socially responsible manner have been launched, accompanied by efforts to improve the energy efficiency of buildings. Ukraine has also made substantial progress in the partial liberalization of gas tariffs and in reducing environmentally harmful fossil-fuel subsidies. The country is also establishing comprehensive systems for measuring progress in implementing environmental policies and making the Ukrainian economy greener. International partners, including the OECD, support the Ukrainian efforts to shift to a greener economy. In May 2022, the Government defined the procedure for declaring waste management. As a part of the IED implementation in Ukraine, the industrial emissions law will introduce a concept of BATs, which will be required for application by the largest facilities. Most of the large industrial companies have been building their investment strategies upon BATs while planning modernization or new construction projects. In September 2022, the “Law on the national register of emissions and transfer of pollutants" was adopted, determining the maximum openness of information and interaction with the public of enterprises-pollutants. This law will enter into force in October 2023. Also, in connection with martial law, several additional measures have been taken to ensure the work of enterprises in wartime conditions by extending the validity of permits for the period of martial law and three months after its termination (Cabinet of Ministers of Ukraine’s Decree from No. 314, March 18, 2022, some issues of ensuring economic activities in martial law conditions). For the period of martial law, the possibility of unplanned state control activities has been significantly reduced and planned activities have been suspended. In August 2022, amendments to the Law of Ukraine "On Atmospheric Air Protection" were agreed, which provide a ban on extending the period of measures to reduce emissions into the atmosphere following the emission permits. Additionally, the Ministry of Environment is preparing a national plan to reduce emissions by industrial enterprises.
In March 2022, Mexico published the new standard on wastewater discharges which reduces the maximum permissible

Management report
limits and considers new parameters that should be monitored and reported on a quarterly basis to the National Water Commission. ArcelorMittal defined internally the preliminary action plan to improve wastewater quality discharges according to this new requirement by applying operational controls. However, some specific areas require capital expenditure investments to comply with this new standard. The Company will file an official work program in early April 2023 to the relevant authority, the National Water Commission ("CONAGUA"), which, among other things, will request CONAGUA to provide a more accurate timeframe to define the scope and new technical specifications of wastewater treatment systems. Regarding new rules on the measurement of national water effective July 1, 2022, authorities granted the opportunity to present a work plan to achieve compliance by the end of 2023 due to a lack of authorized companies that may be able to apply the changes required and to install and prescribe the new continuous monitoring measurement systems.
ArcelorMittal’s mining activities are also subject to increasingly stringent environmental and safety requirements.
For example, in Brazil, regulations from the National Mining Agency (“ANM”) focus mainly on simplifying the procedures for requesting research or mining, revising existing standards concerning mining companies’ obligations regarding the safety of mining dams (monitoring activities, compliance, operability assessments, and dam emergency action plans) and standardization of the procedures regarding the Mine Closure Plan and decommissioning requests (ANM Resolution No. 68, 04/30/21).
In the State of Minas Gerais, several norms regarding dam safety have been adopted, among them, the State Policy for People Affected by Dams, the guidelines for the presentation of the Emergency Action Plan, the rules applicable to the accreditation of independent external auditors to carry out technical safety audits under the scope of the State Policy for Dam Safety, as well as the process for registration and classification of dams subject to the State Policy for Dam Safety.
In Canada, the Company is negotiating depollution attestations applicable to AMMC facilities. In the mining sector specifically, some objectives for dust, NOx and SO2 were also identified, and a draft agreement prepared, but there has been no further progress.
In the province of Quebec, the renewal requests for the depollution attestations for AMMC's Mont Wright operations, Fire Lake, and Port-Cartier pellet plant continue to be in the analysis stage by the environmental authorities, which intend to apply the same standards to all mines. These permits establish the targets for water, air, soil, and waste management, as well as the monitoring and reporting frequencies and requirements for each target.
The Quebec Clean Air Regulation reduced the limit for total particulate matter (“PM”) from 120 to 75 grams/tonne produced for existing pelletizing plants, including AMMC. The electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensuring conformity with the new emission limit on a medium-term basis. This project is being undertaken over a 10-year timeline, and its expected cost will be approximately CAD15 million.
Moreover, renewed depollution attestations that will apply to AMLPC’s Contrecoeur West and East facilities issued respectively on December 21, 2018, and April 27, 2021, establish more stringent targets for water, air, soil, and waste management, as well as the monitoring and reporting frequencies and requirements. Obtaining the new depollution attestations will require increasing the monitoring frequencies, as conducting certain studies, including water usage, air dispersion modeling, Phase I and II environmental site assessment, former EAF dust stockpile site, and former slag management area restoration. The Contrecoeur West depollution attestation must be renewed in 2023.
Québec’s revised 2021 regulation relating to compensation for adverse effects on wetlands and bodies of water will apply to projects conducted in Port-Cartier and might apply to ArcelorMittal Long Products Canada’s future projects.
An environmental performance agreement signed between ECCC, the Iron Ore Company of Canada, and AMMC is in effect from January 5, 2018, to June 1, 2026. It aims to implement BLIERs developed for the iron ore pellet sector. More precisely, it specifies the membership, timelines, and deliverables of the NOx Working Group and will ensure that the BLIERs limits for PM2.5 and SO2 are met and that the approach to study NOx is implemented.
In addition, in 2022, the Company approved 30 multi-year projects with identified environmental benefits and involving capital expenditures of $488 million and 57 multi-year projects with identified energy benefits and involving capital expenditure of $802 million. The latter includes 25 multi-year projects specifically targeted to decarbonization involving capital expenditures of $579 million. Capital expenditures related to decarbonization initiatives amounted to $0.2 billion for the year ended December 31, 2022 and are expected to increase to $0.4 billion in 2023. See also further information on key environmental projects in "Business overview—Sustainable development".
Climate change
In December 2015, 195 countries participating in the United Nations Framework Convention on Climate Change (“UNFCC”), at its COP21 held in Paris, adopted a global agreement on the reduction of climate change (the “Paris Agreement”). The Paris

Management report
Agreement sets a goal to limit the increase in global average temperature to well below 2 degrees Celsius and pursues efforts to limit the increase to 1.5 degrees Celsius, to be achieved by getting global GHG emissions to peak as soon as possible. The Paris Agreement consists of two elements: first, a legally binding commitment by each participating country to set an emissions reduction target, referred to as nationally determined contributions (“NDCs”), with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023 (Article 4) and, second, a transparency commitment requiring participating countries to disclose in full their progress (Article 13). The majority of countries have issued their intended NDCs.
More recently in November 2022, during COP27, participants prioritized the international actions that need to be taken by COP28: to accelerate the development of standards for low-emission and net-zero emission steel by developing a draft with common definitions (such as “green steel”); to grow demand commitments for low and net-zero emission steel by working to establish packages of coordinated procurement; to identify priority projects for net-zero emission steel technologies; to launch a strategic dialogue on the trade of low and near-zero emissions, to enhance the overall public offer of international assistance towards deep decarbonization of the steel sector; and to enhance the coordination and transparency of international collaboration on near zero emission steel.
The United Nations’ High-Level Expert Group on the Net Zero Emissions Commitments of Non-State Entities published the report “Integrity Matters: Net Zero Commitments by Businesses, Financial Institutions, Cities and Regions”, with a focus on how companies and other non-state actors can avoid greenwashing when it comes to climate pledges and action. The report provides ten practical recommendations for companies to bring integrity, transparency, and accountability net-zero by establishing clear standards and criteria.
The Alliance for Industry Decarbonization was launched to decarbonize industrial value chains and accelerate net-zero ambitions following the Paris Agreement.
In addition, the Carbon Dioxide Removal 2030 Breakthrough stated that by 2030, carbon dioxide removals should be responsibly scaled to remove 3 billion tonnes of CO2 per year, with another 500 million tonnes per annum being stored for at least 100 years. Also, the Climate Investment Funds’ (“CIFs”) new Industry Transition Program was announced, the world’s first multilateral investment program tackling this goal to take on the challenge of reducing the carbon footprint of high-emitting industries such as iron and steel, cement, chemicals and petrochemicals, aluminum, pulp, and paper.
On July 14, 2021, the European Commission adopted the “Fit for 55” Package with a view to adapting climate and energy legislation to the 2030 ambition set by the European Climate Law. The EU also committed internationally to its 55% reduction target. The “Fit for 55” amends several pieces of legislation that are already applicable to ArcelorMittal, such as the EU Emissions Trading Scheme (“EU-ETS”), the Renewable Energy Directive, the Energy Efficiency Directive, Energy Taxation Directive and introduces a proposal for establishing a Carbon Border Adjustment Mechanism (“CBAM”). The institutions are finalizing the negotiations on this package, with an agreement reached at the end of December 2022.
ArcelorMittal’s activities in the 27 member states of the EU are subject to the EU-ETS, which was launched in 2005 pursuant to European Directive 2003/87/EC, relating to GHG emissions. The EU-ETS is based on a cap-and-trade principle, setting a cap on GHG emissions from covered installations that is then reduced over time. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. The EU is implementing its more stringent Phase 4 EU-ETS for the 2021 to 2030 period in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. Under the current rules, to achieve the EU’s overall greenhouse gas emissions reduction target by 2030, the sectors covered by the EU-ETS must reduce their emissions by 43% compared to 2005 levels. In order to achieve the new EU 2030 ambition, the EU-ETS agreed text requires sectors under EU-ETS to reduce their emissions by 62%. In particular, upcoming implementation rules for trading period 4.2 (2026-2030) are expected to further reduce current benchmark values, although the agreed approach will prevent a large disruptive decrease of the hot metal benchmark. However, the resulting shortage in free allocation levels would still put the European steel industry at a significant disadvantage versus global competition (see notes 6.3 and 9.1 to the consolidated financial statements). To try to limit such disadvantages, a CBAM will be established for a limited number of sectors including steel, with a transitional period starting in October 2023 until December 2025 and the start of CBAM payments in 2026. In the case of steel, only direct emissions will be covered, at least until 2025, and therefore still allowing access to indirect cost compensation. On the other hand, free allocation to covered sectors will be progressively phased out as follows: 2026: 97.5%, 2027: 95%, 2028: 90%, 2029: 77.5%, 2030: 51.5%, 2031: 39%, 2032: 26.5%, 2033: 14%, and 0% as from 2034. The agreement does not include a solution for exports but requires the European Commission to prepare an assessment and report by 2025. A number of implementing acts to supplement the CBAM regulation are still to be developed. Despite the improvements set forth in the provisional agreement of December 2022, implementation is likely to require

Management report
ArcelorMittal to incur additional costs in the 2026 to 2030 period to acquire emissions allowances, and CO2 costs per tonne are expected to increase significantly from 2026. The financial impact on ArcelorMittal, in particular the extent of margin squeeze, will depend on many factors, including actual CO2 market prices, hedging, the pace of ArcelorMittal's decarbonization of its European steel production, the effectiveness of the CBAM and the amount of premiums customers may be willing to pay for decarbonized steel. Formal adoption is expected during the first half of 2023.
Moreover, the European Green Deal announced the revision of the Renewable Energy Directive (“RED”). The European Commission proposed to increase the current EU-level target of at least 32% of renewable energy sources in the overall energy mix to at least 40% by 2030, which represents double of the current renewables 19.7% share in just a decade. The proposal aims to deploy renewables across all sectors, and particularly in sectors where progress in integrating renewables has been slower – such as the industry.
Also, under the “REPowerEU” plan presented in May 2022, the Commission proposed to raise the energy efficiency target set by the Energy Efficiency Directive from 9% to 13% by 2030.
In addition, revision of the existing Land Use, Land Use Change and Forestry (“LULUCF”) is part of the energy and climate legislative framework. The proposal aims to increase the carbon removals to 310 million of tonnes CO2e by 2030 and to achieve climate neutrality in the combined land use, forestry, and agriculture sector by 2035 at EU level. The LULUCF sector is connected to all ecosystems and economic activities that rely on the land and the services it provides, therefore impacting ArcelorMittal’s sites.
Finally, the Ecodesign for Sustainable Product Regulation (“ESPR”) builds on the Directive 2009/125/EC (“Ecodesign Directive”) and is in the European Green Deal a cornerstone to more environmentally sustainable and circular products. The new regulation acts as a framework and complements existing product regulation. The regulation is implemented following a workplan through secondary legislation by “Delegated Acts”. “Digital Product Passports” must ensure relevant environmental information is transferred along the supply chain on need-to-know basis.
GHG emissions regulations are being implemented in an increasing number of other jurisdictions where ArcelorMittal operates
For example, South Africa has a comprehensive and constantly evolving environmental regulatory framework to regulate the carbon footprint of the steel industry in the form of carbon pricing mechanisms and emission thresholds, as well as to address climate change and decarbonization. The Carbon Tax Act to tax carbon dioxide emissions was adopted and came into effect in 2019. The Climate Change Bill has been approved by the parliament. This Climate Change Bill will set up a comprehensive and harmonized GHG legal framework, along with implementing Carbon Budget allocations for companies from 2023 onwards (the Carbon Tax Act, in combination with the already collected Carbon Tax, will tax amounts in excess of these allocations).
South Africa enacted the National Environmental Laws Amendment Bill ("NEMLAA4") was promulgated on June 24, 2022, which will be proclaimed into law on a date to be fixed by the President. Notable changes to be introduced by NEMLAA4 include changes to the rectification process prescribed under section 24G of National Environmental Management Act (“NEMA”) and section 22A of the National Environmental Management: Air Quality Act 39 of 2004 (“NEMAQA”) with respect to commencing unlawfully activities while not having the required authorizations and licenses in place prior to commencement of activities. These changes include mandatory stoppage, the extension of enforcement powers; and the possible extension of the requirement for financial provisioning to high-impact industries.
Following the update of South Africa's Nationally Determined Contribution in terms of its GHG emission contribution as per the Paris Agreement commitments, the final Just Transition Framework for South Africa was released in July 2022, which aims to guide the transition away from fossil-fuel-based energy, towards a low-emissions and climate-resilient economy. The steel sector has been identified as an industry that will be greatly affected by the transition away from coal. Finally, there are several hydrogen and green hydrogen policy developments underway. On February 17, 2022, South Africa released its Hydrogen Society Roadmap for South Africa, which sets out ambitious goals for the production and use of hydrogen as a cleaner alternative fuel to contribute to a carbon neutral economic growth for South Africa by 2050, including being a contributor to the production of green steel.
The Department of Mineral Resources and Energy has also implemented mechanisms to reduce the burden of licensing to promote additional renewable energy generation.
In Canada, carbon pricing regulations are becoming more stringent.
From January 1, 2022, ArcelorMittal Dofasco and Ontario industries have been regulated on carbon pricing under the Ontario Emissions Performance System (“OEPS”), transitioning out of the Federal out-put based pricing system (“OBPS”).

Management report
The Federal government intends to ensure provincial GHG programs are rigorous enough to meet Federal carbon reduction targets (40–45% lower than in 2005 by 2030).
Ontario has proposed changes to the carbon tax between 2023 and 2030, which will include (i) changes to carbon pricing: from CAD50/t CO2e to CAD65/t in 2023 and +CAD15/t annually up to CAD170/t CO2e by 2030, and (ii) changes to the stringency factors were also announced: -2.4% in 2023 and -1.5% annually to 87% (-13%) for fixed emissions and 79% (-14%) for non-fixed and combustion-related emissions.
The Ontario provincial authority has signaled that the steel sector may be exempt. However, additional details have not been provided. Additional details will be provided before the Director's official issuance notice in the first quarter of 2023.
The development of facility-specific emissions targets for the innovative DRI facilities will also need to be developed, which are frequently based on three years of performance following the start-up of a facility. Detailed discussions are expected to begin in the first quarter of 2023.
The proposed approach to address ArcelorMittal Dofasco’s decarbonization program during the transformation periods is yet to be determined. This debate is expected to begin in the first quarter of 2023. Compliance is to be achieved by reducing GHGs or by purchasing compliance units (e.g., surplus credits & offsets).
In Quebec, the 2030 Plan for a Green Economy set a 37.5% GHG emission reduction target by 2030 compared with 1990 levels, so that Quebec reaches carbon neutrality by 2050. Separate consultations by the government of Quebec are underway with large GHG emitters regarding the cap-and-trade program regulation for the second and subsequent compliance periods from 2021 to 2030. For Quebec, consultations were completed for the 2021 to 2023 compliance period. For the period 2024 to 2030, negotiations are still in progress.
In Quebec, at the DRI reduction plant, a test was conducted to evaluate the possibility of replacing the use of natural gas with green hydrogen in the process. In the first test, 6.8% of the natural gas consumption was replaced by green hydrogen over a 24-hour period, which contributed to a significant reduction in CO2 emissions. AMLPC will evaluate the possibility of conducting further tests in the coming months by increasing the use of hydrogen at its reduction plant.
As part of Canada’s climate plan to reduce emissions and accelerate the use of clean technologies and fuels, in June 2022 the final Clean Fuel Regulations (“CFR”) under Canadian Environmental Protection Act 1999 (“CEPA”) were registered bringing the 2017 Clean Fuel Standard (“CFS”) into law. It came into force upon registration, except for two sections repealing the pre-existing Renewable Fuels Regulations (“RFRs”), which will come into force on September 30, 2024. The CFS establishes lifecycle carbon intensity requirements separately for liquid, gaseous and solid fuels that are used in transportation, industry, and buildings. This performance-based approach, intended to incentivize innovation, development, and use of a broad range of lower-carbon fuels, alternative energy sources and technologies, only requires liquid fuel (e.g., gasoline, diesel, home heating oil) suppliers to reduce the carbon intensity (“CI”) of their fuels. Gaseous and solid fossil fuels have been eliminated from the scope.
In Brazil, in 2022, the National Mining Agency increased the roll of infractions and its fines, which from January 2023 onwards, will be calculated as a percentage of mineral production, without limitation. Moreover, environmental standards for tailings disposal and dams have become more stringent.
Brazil also created the National Policy of the Judiciary for the Environment, establishing the monitoring of climate actions and imposing that indemnity amounts for environmental damages must include the impact of the damage on global climate change and the diffuse damage to affected peoples and communities.
Brazil has evolved in the regulation of the carbon market. It instituted the National System for the Reduction of Emissions of Greenhouse Gases (“SINARE”) and established the procedure for the elaboration of Sectorial Plans for Mitigation of Climate Change that will define the emission reduction targets for each sector in the following years.
Argentina ultimately aims to be carbon neutral by 2050. Law 11.717 and Decree 101/03 for Santa Fe province regulate environmental licenses and the environmental requalification plan. The Villa Constitución plant’s license was officially obtained in June 2013. The Villa Constitución plant’s committed plan was monitored by environmental authorities and completed in January 2014. This license was renewed in 2017 for one year, tied to investments in water treatment for direct reduction process effluents, which had been completed in March 2019, and the new license was granted In August 2021 for one year (due to COVID an audit was not performed). At present, all of the plant's environmental licenses are in the process of renewal with no known issues preventing approval but with some delay from environmental authorities.
Moreover, the Renewable Energy Law established mandatory national targets for electricity consumption from renewable energy sources: 8% in 2018; 12% in 2019/20, 16% in 2021/22, 18% in 2023/24, 20% in 2025. All energy-intensive industries are required to contribute to the mandatory national targets, but no significant impact is expected on Acindar, which has decided its renewable energy business plan as follows: 1) the Villa Constitución site is accomplishing targets by buying renewable

Management report
energy from Cammesa. From 2024 onwards demand will be contracted through a private Power Purchase Agreement (“PPA”). 2) for the Tablada site demand has been provided by private PPA since 2019. 3) Annual Acindar demand targeted at 1.3 Terawatt-hour per year.
In Mexico, the Federal Government launched a comprehensive climate policy within the framework of an Emissions Trading Scheme (“ETS”) to meet its obligations under the Paris Agreement. On October 1, 2019, the Government published rules and foundations of an emissions trading system for companies generating more than 100,000 tonnes of CO2 per year. Since 2020, a pilot ETS is being implemented for ArcelorMittal México Long and Flat Segments and Services areas. This trial process ended on the December 31, 2020 and the ETS process is expected to start in 2023.
In Ukraine, the climate change policy is being dynamically developed. The Law On Monitoring, Reporting, and Verification of GHG emissions ("MRV Law") came into force on January 1, 2021. It aims at introducing the EU’s MRV rules for the largest carbon emitters and paves the way for the ETS implementation, which is compatible with EU-ETS. Hence, in April 2022 the first verified data on GHG emissions from the largest Ukrainian industrial companies were supposed to be published following the MRV Law. However, the Ministry of Environmental Protection and Natural Resources of Ukraine provided clarifications on the postponement of reporting following the Resolution of the Cabinet of Ministers of Ukraine from February 28, 2022, No. 165 "On Suspension of the Terms of Provision of Administrative Services and Issuance of Permits". Currently, there have been no other changes. The strategy will be implemented following the approved action plan, setting out the list of measures for consecutive three years.
ArcelorMittal is closely monitoring local, national, and international negotiations, and regulatory and legislative developments and is endeavoring to reduce its emissions where appropriate.
Health and safety laws and regulations
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. See “Introduction—Risk factors—Legal and regulatory risks—ArcelorMittal is subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.” ArcelorMittal has established health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy, aimed at reducing on a continuing basis the severity and frequency of accidents; through its Health & Safety Council and Management Committee, the Company reinforces the penetration of the safety culture in the Company. The effective policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and reinforces the accountability of the local management and encourages the continuous improvement in health and safety performance at unit level, which permits the Health & Safety Council and Management Committee to define and track performance targets and monitor results from every business unit and sites. See "Business overview—Sustainable development—Health and safety" for further information.
Foreign trade
ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2022, certain countries and communities, such as Canada, the EU, Mexico, Turkey and the U.S. continued or launched investigations into whether to impose or continue imposing trade remedies (usually anti-dumping or safeguard measures) against injury, or the threat thereof, caused by increasing steel imports originating from various steel producing countries.
Under both international agreements and the domestic trade laws of most countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof, to a domestic industry. Although there are differences in how trade remedies are assessed, such laws have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves exporting a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) plus a reasonable amount for profit. Subsidies from governments (including, among others, grants and loans at artificially low interest rates) are similarly actionable under certain circumstances. The trade remedies available are typically (i) an anti-dumping duty order where injurious dumping is found and (ii) a countervailing duty order or suspension agreement where injurious subsidization is found. Normally, the duty is equal to the amount of dumping or subsidization that is generally imposed on the imported product (other than in the EU where the lesser duty rule is applied). Accordingly, such orders and suspension agreements do not prevent the importation of a product, but rather require that either the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pays the difference between such dumped or subsidized price and the actual price to the government as a duty.

Management report
Safeguard measures are addressed more generally to a particular product, irrespective of its country of origin, to protect domestic production against serious injury caused by unforeseen, sharp and sudden increase of imports.
All WTO members are required to review anti-dumping duty and countervailing duty orders every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds dumping or subsidization and the injury is likely to continue or recur, then the orders continue. In the case of safeguard measures enduring for greater than three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, safeguard measures may be extended if they continue to be required, but the total period for the application of safeguard measures may not exceed eight years.
In a number of markets in which ArcelorMittal has manufacturing operations, it may be the beneficiary of trade actions intended to address trade distortions consistent with WTO regulations, such as the examples mentioned above. In other situations, certain operations of ArcelorMittal may be a respondent to anti-dumping and countervailing duty cases and its exported products might be subject to anti-dumping and countervailing duties or other trade restrictions, for example anti-dumping duties imposed in 2017 by the Egyptian government against rebar imports from Ukraine, Turkey and China affecting exports from ArcelorMittal operations in Ukraine.
USA Section 232:
On March 23, 2018, after a section 232 national security investigation with respect to steel imports, the Trump Administration imposed tariffs of 25% on steel products from all but a select list of countries, with a temporary suspension applied for Canada, Mexico, Argentina, South Korea, Brazil and the EU until May 1, 2018. Subsequently, Australia obtained a full exemption, and imports from Argentina, Brazil and South Korea became subject to annual quotas. Tariffs on imports of steel products from Canada and Mexico were eliminated on May 17, 2019, which led to positive impacts in the Company’s NAFTA business units; imports from Canada and Mexico were monitored to identify whether imported volumes surged meaningfully beyond historic levels.
On October 31, 2021, the U.S. and EU announced that they had reached an agreement to modify the section 232 measures on U.S. steel imports from the EU. Effective January 1, 2022, the U.S. replaced the existing Section 232 tariffs on EU steel with a Tariff-rate Quota ("TRQ") consistent with pre-Section 232 trade volumes in return for the EU dropping the threat of retaliatory tariffs. The total annual import volume under the TRQ is set at 3.3 million tonnes allocated by product category and on an EU member state basis. Only steel “melted and poured” in the EU is eligible for duty-free treatment. Imports above the TRQ volumes will continue to be subject to the 25% tariff. An additional 1.1 million tonnes of products previously excluded from Section 232 tariffs will also be allowed to continue duty-free. Subsequently, the U.S. reached similar agreements with Japan and the UK, also replacing the 25% section 232 tariffs with tariff-rate quotas. Those agreements took effect on April 1, 2022 (Japan) and June 1, 2022 (UK).
The USA Section 232 tariffs triggered concerns of trade deflection worldwide and several countries initiated domestic remediation measures. On July 19, 2018, the EU Commission imposed provisional measures based on global tariff quotas with a 100% quota based on average imports over the past three years on 23 product categories. Imports that exceeded the above quotas would face a 25% tariff but certain 'developing' countries were exempt when their respective import shares were below 3%. The EU’s provisional safeguard measures were replaced by definitive safeguard measures on February 2, 2019, which cover the full steel product scope, setting country-based quotas for larger importers on all product categories, except for hot rolled (global), and quarterly quota calculations for residual volumes of all products. The measures also included annual quota relaxations, adaptable to market conditions. Countries subject to quotas have an incentive to front-load the consumption of their national quota in order to benefit from the residual quotas in the final quarter of the period, thus ensuring full quota consumptions. In 2019 and 2020, the EU commission completed review investigations of these safeguard measures and implemented various technical modifications, such as capping the HRC quota to 30% per exporting country.
In 2021, the EU Commission carried out a review into extending the safeguard measures to consider whether the situation justified prolonging the tariff-rate quota. On June 18, 2021, EU member states voted in favor of a three-year extension prolonging the measures until June 30, 2024. There were no changes to the quota modalities, however it was agreed to carry out a review of the quota levels after one year and a review of the measures in general after two years.
In the first half of 2022, the European Commission carried out the first review of the renewed measures and made the following changes, implemented from July 1, 2022:
•4% quota level liberalization (from 3%).
•Categories 7 (quarto plates) and 17 (angles, shaped and sections) lose country-specific quotas in favor of a global quota.

Management report
•Updates to accessing the initially available residual quota at the beginning of the fourth quarter of 2022 for various products.
•Updating the list of developing countries and those subject to the measures.
Separately, from April 1, 2022, all Russian and Belarusian quota volumes began to be redistributed across other country-specific quotas and the residual quota based on 2021 imports.
On December 2, 2022, the EU Commission opened a review into whether or not the measures should continue for their final year from July 2023 - June 2024. The conclusion is expected by June 2023.
Anti-dumping duties on Hot-Rolled Coil entering the EU from China, Brazil, Russia, Iran and Ukraine have been in place since 2017. In addition, China is subject to anti-subsidy measures. These measures are currently the subject of expiry reviews initiated by the European Commission. On February 17, 2023 the Commission removed Ukraine from the investigation, and therefore from the measures if they are renewed.
During 2022, the Commission also opened expiry reviews into anti-dumping measures on imports of Chinese Heavy Plate and Belarusian Rebar. Anti-dumping measures on Cold-Rolled Coil from China and Russia were extended for a further 5 years. On October 12, 2022, Member States agreed on the implementation of anti-dumping duties against ECCS from China.
New anti-dumping measures were imposed on imports of Turkish & Russian Corrosion-Resistant Steel (non-auto) as well as electrolytic chromium coated steel from China.
In response to the measures adopted by the United States and the EU, Turkey opened a safeguard investigation on May 2, 2018 with provisional measures effective as of October 17, 2018. Turkey’s safeguard investigation on iron and steel products, which was supposed to be concluded by January 26, 2019, was extended for six months, i.e., until July 26, 2019, with provisional safeguard measures that remained in effect until May 5, 2019. The investigation covered hot-rolled, cold-rolled, coated, hot-dipped galvanized, bars and rods, angles, shapes and sections, wire rod, rails, tubes and hollow profiles and stainless steel and the provisional measures were in the form of a free tariff quota with 25% duties. The investigation was terminated on May 7, 2019 without permanent safeguard measures being imposed. In January 2021, Turkey opened an investigation into HRC coming from the EU and South Korea. The investigation lead to a 10.9% duty being applied to imports from ArcelorMittal as from July 7, 2022.
In 2022, the U.S. completed reviews of anti-dumping and countervailing duty measures in place on corrosion-resistant, cold-rolled, and hot-rolled steel, and cut-to-length steel plate, continuing most duties for another 5 years.
In Canada, as a result of the opening of a safeguard investigation on certain flat and long products, provisional measures were put in place on October 25, 2018 in the form of quotas and a 25% tariff on steel imports. Final safeguard measures were subsequently implemented in relation to plate and stainless wire, but not rebar, hot rolled, prepaint, wire rod and energy tubulars. In addition, thirteen cold-rolled and corrosion-resistant anti-dumping and countervailing duty measures were implemented between 2018-2020. In 2021, anti-dumping and countervailing duty measures were initiated for hot-rolled from China, Brazil, Ukraine and India under a five-year review. As of 2022, the measures remained in place for all countries except Ukraine. The Eurasian economic union led by Russia also opened a safeguard investigation on August 7, 2018 covering some flat steel products only and on August 8, 2019, safeguard measures covering hot-rolled steel were put in place, imposing 20% tariffs above relevant quotas.
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
Argentina
The Argentinian foreign exchange market is regulated by the Argentine Central Bank ("BCRA"). The BCRA implemented a crawling foreign exchange regime in 2021, resulting in the steady appreciation of the Real Effective Exchange Rate ("REER"). The BCRA allows the local currency to free-float against the USD, however, capital controls have reduced volatility in an effort to provide stability to the currency and fight inflation. The Argentinian peso (“ARS”) is not fully convertible and is most commonly traded as a non-deliverable forward ("NDF"), both onshore and offshore. An account in local currency cannot be held offshore. As of July 1, 2018, Argentina has been considered as a hyperinflationary economy. Since the re-imposition of capital controls in September 2019, local restrictions on obtaining foreign currencies have tightened, requiring the BCRA's approval for all foreign currency transactions and all transfers to and from the local market for

Management report
companies and for financial outflows, such as dividend payments. These restrictive measures to access the foreign exchange market are, according to the BCRA, essential to mitigating the inflationary crisis and the worsening of the balance of payments. The BCRA has set a limit of 5 days for exporters to convert foreign currency, while institutions will need authorization of the bank to buy USD in the foreign exchange market, except in the case of foreign trade, according to a statement from the BCRA. In September 2020, the BCRA intensified foreign currency exchange regulation once again, instituting a 30% tax on purchases made abroad and restricting withdrawals to USD 200 per month. In addition, a 0.06% fixed charge has been imposed on all current bank accounts (debit and credit). As from October 2020, non-residents’ investment repatriation is allowed so long as the repatriation takes place at least two years following the initial capital contribution and settlement in the foreign currency exchange market. See also note 2.2.2 to the consolidated financial statements. Some non-official change rates exist in Argentina, the “dollar blue” which is exchanged on the street and the “blue chip swaps” rate. The Government can also temporarily implement a “soybean dollar” rate, which is an improved rate to urge soybean exporters to convert their USD in ARS quicker.
Brazil
The Central Bank of Brazil ("BCB") operates, consistent with the inflation targeting rate, a free floating foreign exchange regime that aims to reduce excessive volatility, although intervention has become more regular in recent years. The BCB regulates all currency inflows and outflows in Brazil, and the country's foreign exchange regime does not permit free convertibility of the currency. Nevertheless, the BCB does not intervene in the foreign exchange market to determine the exchange rate. The Brazilian Real is fully deliverable onshore (i.e., physical settlement of the designated currency at maturity), but is non-deliverable offshore. As a result, foreign currency transactions must be executed with an institution authorized by the BCB to carry out such transactions, which is responsible for ensuring compliance with the local foreign exchange regulation. With proper documentation, the repatriation of registered invested capital and remittance of profits do not require prior approval from the BCB. Profits can be freely remitted as dividends or as interest on capital to foreign shareholders or portfolio investors.
China
China’s foreign exchange regime has undergone significant liberalization in recent years. The People’s Bank of China (“PBOC”) maintains the Chinese renminbi in a managed float with reference to a basket of currencies. The CNY, which refers to the Chinese renminbi on the onshore market, is partially convertible and has a non-deliverable offshore market. CNY foreign currency spot transactions under USD 50,000 per year do not require supporting documents. All onshore transactions involving foreign exchange are strictly controlled by the State Administration of Foreign Exchange. The foreign currency exchange fixing rate is announced every morning at 9:15 Beijing time, and the interbank market is only allowed to trade within 2% of the fixing rate for onshore CNY versus USD. Since 2021, repatriating capital or profits out of China includes increased layers of inspection and security from the government. The PBOC has decided to increase the amount of foreign-currency deposits that financial institutions need to hold as reserves, as from June 2021, in order to curb sell-offs of foreign currencies after the renminbi's value climbed to a record high. The CNH, which is the Chinese renminbi traded offshore, became deliverable in Hong Kong in July 2010. The CNH can generally be transferred freely between offshore accounts and interaction with the onshore market is growing, although transfers of CNH from Hong Kong to onshore China are subject to regulations and approval by the PBOC. Moreover, in July 2020, integration of the interbank and exchange bond markets, as well as wider participation in the treasury bond futures market, suggest that more progress is likely to be made by the PBOC to move toward increased internalization of the Chinese market.
India
The Reserve Bank of India ("RBI") maintains the Indian rupee (“INR”) in a managed floating regime. The INR is partially convertible and has a non-deliverable offshore market. Onshore deliverable forwards are also available out to 10 years. The most common tenor with the best liquidity in the forwards market is one year or less. The RBI monitors the value of the INR against the REER. The INR exchange rate is determined in the interbank foreign exchange market. The INR is convertible for exports and imports of goods and services as well as unilateral transfers, including repatriating profits from foreign-funded companies, as well as for daily recurring transactions in the ordinary course of business. However, the INR is restricted on capital accounts (purchase and sale transactions of foreign assets and liabilities) and there are specific transactions that have to be authorized by the RBI or other relevant government departments for routine capital account transactions, e.g. foreign currency borrowings under the approval route or foreign direct investments that are not permitted under the automatic route. A daily benchmark fixing is published by the Financial Benchmark of India Limited for INR against USD, EUR, JPY and GBP. Other permitted capital account transactions that are allowed, subject to compliance with local applicable regulations, include foreign direct investment, foreign currency loans and bonds, securities and equity investments overseas. In April 2020, the RBI issued final guidelines on “Hedging of foreign exchange risk by Residents and Non-Residents”. The simplified guidelines are expected to have a positive material impact on product suite, procedures and requirements for hedging requests which will impact both local and global franchises.

Management report
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
South Africa
The South African Reserve Bank ("SARB") operates a managed floating exchange rate system. The South African rand (“ZAR”) is deliverable and largely convertible, and the SARB is gradually relaxing exchange rate controls. The currency is deliverable and traded out to 10 years, although liquidity is highest in tenors of two years or less. Since January 1, 2014, companies may apply for approval to establish a holding company to hold their offshore investments. Subject to certain conditions, listed companies may place ZAR 3 billion per year with such holding companies, which can be transferred offshore without exchange control approval, and unlisted companies may transfer ZAR 2 billion per year. All funds transferred into or out of South Africa must be declared to the SARB. Active currency hedging with maturity of more than 12 months requires documentary evidence of firm and ascertainable commitment. In most cases, there are no restrictions on capital inflows. However, all incoming loans are subject to the SARB’s approval and institutions’ overseas investments are restricted to 25% of retail assets for retirement funds and long-term insurers.
Ukraine
The National Bank of Ukraine ("NBU") is responsible for the country’s monetary policy. Due to the ongoing geopolitical conflict with Russia since the end of February 2022, on-shore liquidity on Ukrainian Hryvnya ("UAH") has been significantly reduced, leading to the NBU implementing strong regulation to control foreign exchange transactions: thus, legal entities must first use foreign currencies they have at their disposal and then access the foreign exchange market of Ukraine. In addition, NBU has frozen the official exchange rate, currently at 36.57UAH/USD. Doing offshore NDF remains possible, but only in extremely limited circumstances.
Venezuela
Venezuela’s foreign exchange regime has been characterized by governmental devaluation and legislative changes. DICOM is the country’s official exchange rate. On August 20, 2018, the bolivar soberano ("VES") replaced the bolivar fuerte ("VEF") at a rate of 1 VES to 100,000 VEF. The only way to convert the VES is through the DICOM rate, which sets an exchange limit of
€340,000 per month for domestic legal entities. Since September 7, 2018, currency purchase and sale transactions can be freely converted by direct agreement between the parties, provided they do so through the exchange operators of the Central Bank, however, the Central Bank of Venezuela can intervene in these operations whenever it deems necessary to avoid distortions of the exchange value of the national currency. Local banks are allowed to provide accounts in USD and other convertible currencies as well as the transfer of funds between banks. Since this regime's effective date, the foreign exchange market has been characterized by limited existence of customers and transactions for insignificant amounts. Transactions are allowed on a non-deliverable offshore market, but liquidity is very limited. On October 1, 2021, Venezuela Government launched its second monetary overhaul in three years by cutting six zeros from the bolivar currency in response to hyperinflation. Consequently, the currency has been renamed from VES to VED.

Management report
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
In 2022, neither ArcelorMittal nor any of its affiliates engaged in activities, transactions or dealings relating to Iran triggering disclosure under Section 13(r).
ArcelorMittal continues to monitor developments in this area, in particular the status of U.S. Sanctions, the Joint Comprehensive Plan of Action ("JCPOA") and EU Sanctions, and the expansion of the EU Blocking Regulation (Council Regulation (EC) 2271/96). ArcelorMittal carefully monitors political risk and sanctions exposure and has procedures and systems in place intended to manage those risks.
However, ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework. It is possible that ArcelorMittal may face conflicting obligations or risks under U.S. direct and secondary sanctions and the EU Blocking Regulation, or other conflicting instruments. Despite its governance, compliance policies and procedures and continuous efforts to comply with all applicable sanctions regimes, its systems and procedures may not always prevent the occurrence of violations which may lead to regulatory penalties or cause reputational harm to operating subsidiaries, joint ventures or associates. See “Introduction—Risk factors.”

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

•Acquisition during the year. For more details see section - 'Key transactions and events in 2022' above and note 2.2.4 to the consolidated financial statements.

Management report

Management report

Please refer to the "Glossary—definitions, terminology and principal subsidiaries" for a listing of the Company’s principal subsidiaries, including country of incorporation. Please refer to note 2.2.1 of the consolidated financial statements for the ownership percentages of these subsidiaries. Unless otherwise stated, the subsidiaries as listed have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company.
Investments accounted for under the equity method ArcelorMittal has investments in entities accounted for under the equity method as detailed in note 2.4 to ArcelorMittal’s consolidated financial statements. The Company's key investments in joint ventures are AMNS India, Acciaierie d'Italia, Calvert and VAMA for which the Company holds 60%, 62%, 50% and 50%, respectively. See section “Property, plant and equipment—Investments in joint ventures” for further details.
Reportable segments
ArcelorMittal reports its business in the following five reportable segments corresponding to continuing activities: NAFTA, Brazil, Europe, ACIS and Mining.
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at AMMC and ArcelorMittal Liberia Ltd, and will continue to provide technical support to all mining operations within the Company. Only the seaborne-oriented operations of AMMC and ArcelorMittal Liberia Ltd are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that they primarily supply.
NAFTA produces flat, long and tubular products. Flat products include slabs, hot rolled coil, cold rolled coil, coated steel products and plate and are sold primarily to customers in the following sectors: automotive, energy, construction packaging and appliances and via distributors and processors. Flat product facilities are located at two integrated and mini-mill sites located in two countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at two integrated and mini-mill sites located in two countries. In 2022, shipments from NAFTA totaled 9.6 million tonnes. The raw material supply of the NAFTA operations includes sourcing from iron ore captive mines in Mexico to supply the steel facilities.
Brazil produces flat, long and tubular products. Flat products include slabs, hot rolled coil, cold rolled coil and coated steel.
Long products comprise sections, wire rod, bar and rebars, billets and wire drawing. In 2022, shipments from Brazil totaled 11.5 million tonnes. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
Europe produces flat, long and tubular products. Flat products include hot rolled coil, cold rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging sectors. Flat product facilities are located at 11 integrated and mini-mill sites located in five countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing. Long product facilities are located at 10 integrated and mini-mill sites in seven countries. In addition, Europe includes downstream solutions, which provides primarily distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In 2022, shipments from Europe totaled 30.2 million tonnes. The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
ACIS produces a combination of flat, long and tubular products. It has five flat and long production facilities in three countries. In 2022, shipments from ACIS totaled 6.4 million tonnes, with shipments made on a worldwide basis. The raw material supply of the ACIS operations includes sourcing from iron ore captive mines in Kazakhstan and Ukraine and coal captive mines in Kazakhstan.
Mining provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties. Mining segment iron ore mines are located in North America and Africa. In 2022, iron ore production in the Mining segment totaled approximately 28.6 million tonnes.
Properties and capital expenditures
Property, plant and equipment
ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.
All of ArcelorMittal's operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the five reportable segments described above. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section. Regarding ArcelorMittal's iron ore and coal mines, see also "—Reserves and resources (iron ore and coal)" below, where information is provided in accordance with SEC Regulation S-K, Subpart 1300 (“S-K 1300”).

Management report
For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Business overview—Government regulations”, "Business overview—Sustainable development" and note 9.1 to ArcelorMittal’s consolidated financial statements.
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

Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2022 (in million tonnes)[2]
Coke Oven Battery	48	25.2	17.2
Sinter Plant	22	76.9	43.2
Blast Furnace	34	63.0	42.1
Basic Oxygen Furnace (including Tandem Furnace)	44	66.9	44.9
DRI/HBI Plant	13	10.6	6.7
Electric Arc Furnace	30	24.9	15.1
Continuous Caster—Slabs	28	59.6	40.2
Hot Rolling Mill	14	53.8	34.0
Pickling Line	21	24.0	10.8
Tandem Mill	25	27.7	16.7
Annealing Line (continuous / batch)	28	12.3	5.9
Skin Pass Mill	18	11.2	4.7
Plate Mill	5	1.7	1.0
Continuous Caster—Bloom / Billet	32	31.5	18.5
Breakdown Mill (Blooming / Slabbing Mill)	1	6.0	0.3
Billet Rolling Mill	3	2.6	0.9
Section Mill	22	12.2	4.8
Bar Mill	18	7.8	5.8
Wire Rod Mill	16	10.5	6.0
Hot Dip Galvanizing Line	39	15.6	11.6
Electro Galvanizing Line	8	1.6	0.7
Tinplate Mill	12	2.4	1.3
Color Coating Line	16	2.6	1.5
Seamless Pipes	3	0.4	0.2
Welded Pipes	100	4.1	1.1
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

Management report

Crude steel production by process and segment in 2022 (in million tonnes)

Segment	Basic oxygen furnace	Electric arc furnace	Total
NAFTA	3.1	5.2	8.3
Brazil	7.8	4.1	11.9
Europe	26.6	5.3	31.9
ACIS	6.8	0.1	6.9
Total	44.3	14.7	59.0

Blast furnace and electric arc furnace facilities
Segment	Blast furnaces	Electric arc furnaces
NAFTA	3	8
Brazil	6	8
Europe	15	13
ACIS	10	1
Total	34	30

NAFTA			Crude Steel

Unit	Country	Locations	Production in 2022 (in million tonnes per year)[1]	Type of plant	Products
ArcelorMittal Dofasco	Canada	Hamilton	2.8	Integrated, Mini-mill	Flat
ArcelorMittal Texas HBI	USA	Corpus Christi	n/a	Iron-Making	Hot briquetted iron
ArcelorMittal Mexico	Mexico	Lázaro Cárdenas, Celaya	3.7	Mini-mill, Integrated, and Downstream	Flat, Long/ Bar, Wire Rod
AMLPC	Canada	Contrecoeur East, West	1.7	Mini-mill	Long/ Wire Rod, Bars, Slabs
ArcelorMittal Tubular Products	Canada	Brampton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	London	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Woodstock	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Hamilton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Shelby	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Marion	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Mexico	Monterrey	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Mexico (excluding Peña Colorada)	Mexico	Sonora, Sinaloa and Michoacán	100.0	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Mexico Peña Colorada	Mexico	Minatitlán	50.0	Iron Ore Mine (open pit)	Concentrate and pellets
1.n/a = not applicable (no crude steel production).

Management report
ArcelorMittal Dofasco
ArcelorMittal Dofasco (“Dofasco”) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant uses both integrated and EAF-based steelmaking processes. Its products include hot rolled, cold rolled, galvanized and tinplate. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets.
On October 13, 2022, ArcelorMittal, in the presence of the governments of Canada and Ontario, broke ground on its plan for a CAD$1.8 billion investment in a low-carbon emissions steelmaking project at ArcelorMittal Dofasco’s plant in Hamilton. The investment is expected to reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3 million tonnes, which represents approximately 60% of emissions. This means the Hamilton plant will transition away from the BF – BOF steelmaking production route to the DRI – EAF production route, which carries a significantly lower carbon footprint. The project is scheduled to be completed by 2028. See “Business overview—Sustainable development highlights- leading the decarbonization of the steel industry".
Two key investment projects were also completed at ArcelorMittal Dofasco during 2022. The hot strip mill modernization project (to install two new state-of-the-art coilers and runout tables to replace three end-of-life coilers as well as to upgrade the strip cooling system) was completed in the second quarter of 2022. In addition, the #5 CGL conversion to AluSi® project (addition of up to 160,000 tonnes per year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels) was technically completed with first prime coil produced in July 2022. Currently, product commercialization and ramp-up are in progress.
ArcelorMittal Texas HBI
On June 30, 2022, ArcelorMittal completed the acquisition of an 80% shareholding in voestalpine’s HBI plant located near Corpus Christi, Texas see "“Introduction—Key transactions and events in 2022". The state-of-the-art plant, which was opened in October 2016, is one of the largest of its kind in the world and produces Hot Briquetted Iron ("HBI"), a high quality feedstock made through the direct reduction of iron ore which is used to produce high-quality steel grades in an EAF, but it can also be used in blast furnaces, resulting in lower coke consumption. The plant has an annual capacity of two million tonnes of HBI, which is a premium, compacted form of DRI developed to overcome issues associated with shipping and handling DRI. The transaction enhances ArcelorMittal’s ability to produce the high-quality input materials required for low carbon emissions steelmaking, and reinforces the Company’s position as a world leader in DRI production. The facility includes its own deep-water port and unused land on the site which provides options for further development.
ArcelorMittal Mexico
ArcelorMittal Mexico produces both flat and long steel products and operates an integrated route and EAF route using DRI. It produces higher quality slabs for use in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. It is also one of the largest single rebar and wire rod production facilities in Mexico and mainly uses the integrated route for steelmaking. The facility is located in Lázaro Cárdenas in the Michoacán state by the Pacific coast and is highly accessible by ocean, rail, and other means. It also operates a rebar mill at Celaya with billets sourced from the Lazaro facility.
The new hot strip mill project which had commenced in the fourth quarter of 2017 produced its first coils in December 2021. Ramp-up is currently underway and on track.
ArcelorMittal Mexico Mining Assets
ArcelorMittal Mexico operates three iron ore mines in Mexico, the San José and Las Truchas mines and Consorcio Minero Benito Juarez Peña Colorada, S.A. de C.V. ("Peña Colorada"), a 50/50 joint operation between ArcelorMittal and Ternium S.A ("Ternium"). In 2019, the El Volcan mine was closed and ArcelorMittal continues to operate certain parts of the El Volcan facilities with material coming from the San José mine. For further details on Mexico mines production and other information, see "Properties and capital expenditures—Reserves and Resources (iron ore and coal)".
Peña Colorada
Peña Colorada operates an open pit mine in the province of Minatitlán in the northwestern part of the State of Colima, Mexico. It also operates a concentrating facility and a two-line pelletizing facility. The beneficiation plant is located at the mine, whereas the pelletizing plant is located in Manzanillo. The magnetite concentrate produced at the mine is shipped from Manzanillo to ArcelorMittal Mexico, as well as to Ternium’s steel plants by ship and by rail.
El Volcan & San José
ArcelorMittal operates the San José and El Volcan mines in the state of Sonora, Mexico. The El Volcan mine stopped production in April 2019 due to depletion of reserves, but mining has continued at the San José mine located approximately 40 kilometers from Culiacán City, in the south of the Sinaloa State.
The El Volcan facilities which continue to be used with materials from the San José mine include the concentration plant and port installations. Concentrate produced is transported by rail to the

Management report
Pacific port of Guaymas and then shipped to the steel plant in Lázaro Cárdenas.
Las Truchas
ArcelorMittal operates the Las Truchas mine located approximately 27 kilometers southeast of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. The concentrated ore is pumped from the mine site through a slurry pipeline to the steel plant facility in Lázaro Cárdenas.
ArcelorMittal launched a project to increase pellet feed production at Las Truchas mine to 2.3 million tonnes per annum with DRI concentrate grade capability. Production is expected to start in the second half of 2024. See "—Capital expenditures".
For further details on ArcelorMittal Mexico mining assets production and other information, see "—Reserves and Resources (iron ore and coal)".
AMLPC
AMLPC is the largest mini-mill in Canada and has the flexibility to use either DRI or scrap, depending on their respective economics. It produces wire rods, wire products and bars, primarily sold in Canada and the United States and principally serves the automotive, appliance, transportation, machinery and construction industries. It also produces slabs that are used within ArcelorMittal.
On May 2, 2022, ArcelorMittal announced that AMLPC had successfully tested the use of green hydrogen in the production of DRI at its steel plant in Contrecoeur, Quebec. This test is an important milestone in the Company’s journey to produce zero carbon emissions steel via the DRI-based steelmaking route using green hydrogen as an input. This is also a major step forward since the iron ore reduction process alone contributes to more than 75% of AMLPC's overall CO2 emissions. AMLPC is evaluating the possibility of carrying out further tests by increasing the use of green hydrogen at the DRI plant, which could eventually reduce CO2 emissions in Contrecoeur by several hundred thousand tonnes per year. See “Introduction—Sustainable development highlights - leading the decarbonization of the steel industry".

BRAZIL			Crude Steel

Unit	Country	Locations	Production in 2022 (in million tonnes per year) [1]	Type of plant	Products
Sol	Brazil	Vitoria	n/a	Coke-Making	Coke
ArcelorMittal Tubarão [2]	Brazil	Vitoria	6.6	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	n/a	Downstream	Flat
ArcelorMittal Brasil [3]	Brazil	João Monlevade	1.1	Integrated	Long/ Wire Rod
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba	1.9	Mini-mill	Long/ Bar, Wire Rod
ArcelorMittal Brasil [4]	Brazil	Barra Mansa, Resende	1.0	Mini-mill	Long/Rebar, Wire rod, Bars, Sections, Wires
Acindar	Argentina	Villa Constitucion	1.2	Mini-mill	Long/ Wire Rod, Bar
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	n/a	Downstream	Long/ Wire Rod
Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Lump and fines
1.n/a = not applicable (no crude steel production).
2.New coke oven battery #4 was successfully commissioned at ArcelorMittal Tubarão plant in April 2022.
3.ArcelorMittal Brasil successfully performed the start-up of its wire rod mill #3 at Monlevade in January 2022.
4.ArcelorMittal Brasil definitively discontinued operation of its long rolling mill #2 ("Demag") at Barra Mansa in the first quarter of 2022.

Management report
ArcelorMittal Brasil
ArcelorMittal Brasil produces both flat and long steel products. Flat products are manufactured at ArcelorMittal Tubarão and ArcelorMittal Vega. Its products include slabs, hot rolled coil, cold rolled coil and galvanized steel, and serve customers in automotive, appliances, construction and distribution segments. The Tubarão complex uses the integrated steelmaking route to produce slabs and rolling hot rolled coils and is strategically located with access to the Praia Mole Marine Terminal as well as road and railway systems. The Vega facility has cold rolling and coating facilities and easy access to the port of São Francisco do Sul. The expansion project is under execution in Vega to provide additional 700,000 tonnes of cold rolled annealed and galvanized capacity with construction of a new continuous annealing line and continuous galvanizing combiline to serve the growing domestic market. The project is expected to be completed in the fourth quarter of 2023. See "—Capital expenditures".
ArcelorMittal Brasil’s long products include wire rod and wire, sections, merchant bars, special bars and rebars, for use in civil construction, industrial manufacturing, agricultural and distribution sectors. It produces transformed products including, among others, welded mesh, trusses, annealed wire and nails. It owns upstream and downstream steel facilities in Monlevade, Juiz de Fora, Piracicaba, Barra Mansa and Resende and operates an extensive distribution network across the country selling to retail customers. It owns interests in two subsidiaries, Belgo Bekaert Arames Ltda. ("BBA"), which manufactures wire products for agricultural and industrial end-users, and Belgo-Mineira Bekaert Artefatos de Arame Ltda., which produces steel cords used in the tire industry. ArcelorMittal Brasil also owns forests, and its subsidiary ArcelorMittal Bioflorestas produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and to exchange for pig iron with local producers.
The Monlevade upstream expansion project consisting of sinter plant, blast furnace and meltshop and aiming at increase in liquid steel capacity by 1 million tonnes per annum recommenced in late 2021. The project is expected to be completed in the second half of 2024. See "—Capital expenditures".
A new investment in a sections mill with 400,000 tonnes per annum production capacity at Barra Mansa commenced in the first quarter of 2022 and is expected to be completed during the first quarter of 2024. See "—Capital expenditures".
On July 28, 2022, ArcelorMittal announced it had signed an agreement with the shareholders of Companhia Siderúrgica do
Pecém (‘CSP’) to acquire CSP for an enterprise value of approximately $2.2 billion, with transaction closing expected to close during the first quarter of 2023 following receipt of corporate and regulatory approvals, including CADE (Brazilian antitrust) See "Introduction—Key transactions and events in 2022". CSP is a world-class operation, producing high-quality slab at a globally competitive cost. CSP’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016 and produced its first slabs in June of that year. It operates a 3 million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant.
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
ArcelorMittal Brasil - Andrade Mine
ArcelorMittal Brasil operates the Andrade mine located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais State of Brazil. In addition to the open pit mine, ArcelorMittal operates a crushing and screening facility. Fine material produced at the mine is transported to the Monlevade plant through a private railway line.
ArcelorMittal Brasil - Serra Azul Mine
ArcelorMittal Brasil operates the Serra Azul mine located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal operates an open pit mine and a concentrating facility at the site. Iron ore product is shipped mainly to the ArcelorMittal Brasil integrated plants and to the local Brazilian market.
In 2021, ArcelorMittal launched an investment at Serra Azul mine to construct facilities to produce 4.5 million tonnes per annum of DRI quality pellet feed by exploiting compact itabirite iron ore. Production is expected to start in the second half of 2024. See "—Capital expenditures".
For further details on Brazil mines production and other information, see "—Reserves and Resources (iron ore and coal)".

Management report

EUROPE			Crude Steel

Unit	Country	Locations	Production in 2022 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	3.1	Integrated	Flat, Coke
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	1.7	Integrated	Flat
ArcelorMittal Belgium [2]	Belgium	Ghent, Geel, Genk, Liège	5.0	Integrated and Downstream	Flat
ArcelorMittal France [3]	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse-Indre	5.1	Integrated and Downstream	Flat
ArcelorMittal Méditerranée [4]	France	Fos-sur-Mer, Saint-Chély	3.1	Integrated and Downstream	Flat
ArcelorMittal España [5]	Spain	Avilés, Gijón, Etxebarri, Lesaka, Sagunto	3.6	Integrated and Downstream	Flat, Long, Rails, Wire Rod
ArcelorMittal Avellino & Canossa	Italy	Avellino	n/a	Downstream	Flat
ArcelorMittal Poland [6]	Poland	Kraków, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	3.4	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao	Spain	Bilbao	0.2	Mini-mill	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	0.4	Mini-mill and Downstream	Flat
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange, Rodange	1.9	Mini-mill	Long/Sheet Piles, Rails, Sections & Special Sections
ArcelorMittal Olaberria-Bergara	Spain	Olaberría, Bergara	1.0	Mini-mill	Long/ Sections
ArcelorMittal Gandrange	France	Gandrange	n/a	Downstream	Long/ Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	0.5	Mini-mill	Long/ Bars
ArcelorMittal Hamburg [7]	Germany	Hamburg	0.7	Mini-mill	Long/ Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	1.0	Integrated	Long/ Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	0.1	Mini-mill	Long/ Sections
Sonasid	Morocco	Nador, Jorf Lasfar	0.6	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	0.7	Mini-mill / Integrated	Long/ Wire Rod, Bars
ArcelorMittal Tubular Products Roman SA 8	Romania	Roman	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Iasi SA	Romania	Iasi	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Karvina a.s.	Czech Republic	Karvina	n/a	Downstream	Pipes and Tubes

Management report

EUROPE (continued)			Crude Steel

Unit	Country	Locations	Production in 2022 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Tubular Products Kraków	Poland	Kraków	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hautmont	France	Hautmont	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Vitry	France	Vitry	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Chevillon	France	Chevillon	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Lexy	France	Lexy, Rettel, Vincey, Fresnoy-le-Grand	n/a	Downstream	Pipes and Tubes
Condesa Fabril	Spain	Legutiano	n/a	Downstream	Pipes and Tubes
Zalain Transformados	Spain	Zalain-Lesaka	n/a	Downstream	Pipes and Tubes
Perfiles de Precision	Spain	Berrioplano	n/a	Downstream	Pipes and Tubes
SRW Schwarzwälder Röhrenwerk	Germany	Altensteig-Walddorf	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	51.0	Iron Ore Mine (open pit)	Concentrate and lump
1.n/a = Not applicable (no crude steel production).
2.ArcelorMittal Belgium disposed of the two idled electrogalvanizing lines #3 and #4 at its Liège plant in the third quarter of 2022, as well as definitively discontinued operations of Liège's batch annealing line, temper mill and organic coating line.
3.Blast furnace #2 at Dunkirk plant was permanently idled in July 2022.
4.Blast furnace #2 at Fos-sur-Mer plant was temporarily idled in December 2022 in response to market conditions.
5.Blast furnace A at Gijón plant was temporarily stopped in September 2022 in response to market conditions.
6.Blast furnace #3 at Dąbrowa Górnicza plant was temporarily stopped in September 2022 in response to market conditions. It was restarted in January 2023.
7.Direct reduced iron (DRI) facility at Hamburg plant was temporarily stopped in September 2022 in response to market conditions.
8.ArcelorMittal Tubular Products Roman decommissioned and disposed of its seamless pipe mill #3 ("20-inch Pilger mill") in in the first quarter of 2022.

ArcelorMittal France
ArcelorMittal France has locations in Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon and Basse-Indre. The sites of ArcelorMittal France produce and market a wide range of flat steel products, including slabs, hot rolled and pickled coils, as well as high-value finished products, such as cold rolled, hot dip galvanized, aluminized and organic coated material, tinplate, draw wall ironed tinplate ("DWI") and tin free steel. ArcelorMittal France’s products are sold principally in the regional market in France and Western Europe. Certain of its products are designed for the automotive market, such as Ultragal®, Extragal®, galfan, Usibor® (hot dip galvanized), while others are designed for the consumer goods and appliances market, such as Solfer® (cold rolled) for enameling applications, as well as packaging market.
The Dunkirk site has primary facilities and produces slabs as well as hot rolled coils for other ArcelorMittal France sites.
The Mardyck site has finishing facilities and supplies the hot dip coating lines of Montataire.
The Florange site supplies through its hot strip mill and 2 cold rolling mills: the 2 hot dip coating lines of Florange (GALSA 1 and 2), the continuous annealing line of Florange, the hot dip coating lines of Mouzon, as well as the tinplate facilities of Florange and Basse-Indre. Mouzon is specialized in finishing hot dip coating operations.
The Florange site has primary (hot strip mill) and finishing facilities that are located mainly along the Fensch River in Lorraine. The liquid phase of Florange has been idled since October 2011 and the Company began the definitive closure

Management report
and dismantling of this facility in 2018. The Florange coke oven battery was permanently closed in the second quarter of 2020.
The site of Basse-Indre specializes in packaging activities.
On February 4, 2022, ArcelorMittal announced plans for the acceleration of its decarbonization process with a €1.7 billion investment in its Fos-sur-Mer and Dunkirk sites in France (while maintaining equivalent production capacities), supported by the French Government. This investment is expected to enable a profound transformation of steelmaking in France and a total reduction of close to 40% or 7.8 million tonnes per annum in ArcelorMittal’s CO2 emissions in France by 2030. This transformation will represent a 10% reduction in greenhouse gas emissions from the manufacturing industry in France and will put French steelmaking industry on the path of the Paris agreement. Specifically, in Dunkirk, ArcelorMittal plans to build a 2.5 million tonnes DRI unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace and complemented by an additional EAF. The new industrial facilities will gradually replace 2 out of 3 of ArcelorMittal’s blast furnaces in Dunkirk by 2030. Other investments are already underway to continue to increase the proportion of steel scrap used. See “Introduction—Sustainable development highlights - leading the decarbonization of the steel industry".
On March 17, 2022, ArcelorMittal announced an investment with the support of the French government, to create a new production unit for electrical steels at its Mardyck site in the north of France. This new unit will specialize in the production of electrical steels for the engines of electric vehicles and will complement ArcelorMittal’s existing electrical steels plant in Saint-Chély d’Apcher, in the south of France. The $0.5 billion investment program aims at implementing a production capacity of about 170,000 tonnes of non-grain orientated electrical steels (of which 145,000 tonnes would be for automotive applications) consisting of annealing and pickling line, reversing mill and annealing and varnishing line to be installed. It is expected to be completed in two steps: the commissioning and ramp-up of the end-of-streamline (annealing and coating line and related installations) is expected to be in the second half of 2024, and operations on the annealing and pickling line and the reversing mill are expected to begin in the second quarter of 2025. See “Introduction—Sustainable development highlights - leading the decarbonization of the steel industry" and "—Capital expenditures".
Blast furnace #2 at Dunkirk site was temporarily stopped in July 2022 in response to market conditions. It was expected to be restarted in September 2022 when blast furnace #3 would be taken down for maintenance, however, it was subsequently decided to permanently idle the blast furnace #2.
ArcelorMittal Belgium
ArcelorMittal Ghent
ArcelorMittal Ghent is a fully integrated steel plant which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. ArcelorMittal Ghent produces high added-value flat steel products. A significant part of the production is coated, either by hot dip galvanizing, electro galvanizing or organic coating. ArcelorMittal Ghent also includes one organic coating line located in Geel and one electro galvanizing line located in Genk. ArcelorMittal Ghent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction.
ArcelorMittal has finalized the construction of two industrial scale plants at its site in Ghent in the framework of the Carbalyst and Torero projects which are leveraging breakthrough smart carbon technologies to enable the use of circular carbon. The inauguration took place on December 8, 2022. See “Introduction—Sustainable development highlights - leading the decarbonization of the steel industry".
On September 28, 2021, ArcelorMittal announced that it had signed a letter of intent with the governments of Belgium and Flanders, supporting a €1.1 billion project to build a 2.5 million-tonne DRI plant and two electric arc furnaces (EAF) at its site in Ghent, to operate alongside its state-of-the-art blast furnace B that is ready to take waste wood and plastics as a substitute for fossil carbon. Once the DRI and electric arc furnaces are built, there will be a transition period during which production will move gradually from blast furnace A to the DRI and electric arc furnaces, after which the blast furnace A will be closed as it reaches the end of its life. By 2030, this is expected to result in a reduction of around three million tonnes of CO2 emissions each year. Approval from the European Commission for the funding support is under discussion.
ArcelorMittal Liège
The finishing facilities of ArcelorMittal Liège are located west of Liège. ArcelorMittal Liège produces a wide range of innovative products to meet the demanding needs of companies in the automotive industry and industrial domestic appliances. The operating assets in Liège include the continuous annealing line 1, hot dip galvanizing line 7 (combiline) and line 8 (Eurogal), the electrogalvanzing line 5 the two organic coating lines 2 and 7 (combiline hot dip galvanizing line 7). It also includes the Jet Vapor Deposition ("JVD") line, a world-class innovative line coats moving strips of steel in a vacuum chamber by vaporizing zinc onto the steel at high speed to produce coated steels for automotive and other industrial applications.

Management report
ArcelorMittal Bremen
ArcelorMittal Bremen is situated on the bank of the Weser River north of Bremen, Germany. ArcelorMittal Bremen produces and sells a wide range of products including slab, hot rolled, pickled, cold rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.
On March 29, 2021, ArcelorMittal announced plans to build a large-scale industrial plant for approximately 2 million tonnes DRI, as well as a new EAF at the site of Bremen. It also disclosed plans for an innovative DRI pilot plant and an EAF in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure. Using green hydrogen, up to 3.5 million tonnes of steel could be produced by the Bremen and Eisenhüttenstadt sites by 2030, with significantly lower CO2 emissions.
ArcelorMittal Méditerranée
ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély d’Apcher, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea.
ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as for the construction, home appliance, packaging, pipe and tube, engine and office material industries. About 69% of its products are shipped from a private wharf, in part through a shuttle system, and 24% of its products are shipped by rail, with the remaining amount transported by truck.
The Saint-Chély d’Apcher plant produces electrical steel (with up to 3.2% silicon content), mainly for electrical motors.
On February 4, 2022, ArcelorMittal announced plans for the acceleration of its decarbonization process in France. In Fos-sur-Mer, ArcelorMittal expects to build an EAF to complement the ladle furnace announced in March 2021, and supported by France’s recovery plan, ‘France Relance’. Together, these investments are expected to turn Fos-sur-Mer into a reference site for production of low-carbon circular steel. The new industrial facility will gradually replace 1 out of 2 of ArcelorMittal’s blast furnaces in Fos-sur-Mer by 2030. See also 'ArcelorMittal France' above and "Introduction—Sustainable development highlights - leading the decarbonization of the steel industry".
Blast furnace #2 at Fos-sur-Mer site was temporarily idled in December 2022 in response to market conditions.
ArcelorMittal España
ArcelorMittal España includes the two main facilities of Avilés and Gijón, which are connected by ArcelorMittal España’s own railway system. These two facilities operate as a single integrated steel plant. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot rolled coil, as well as more highly processed products such as hot dip and electro galvanized sheet, tinplate and organic coated sheet. The facilities are also connected by rail to the region’s two main ports, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at a dedicated dry-bulk terminal, which is linked to steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities to other units of the Group and to ArcelorMittal España’s customers.
With respect to the project of reconstruction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems, coke oven battery #1 and coke oven battery #2 started production at the beginning of 2020 and in February 2021, respectively.
On July 13, 2021, ArcelorMittal signed a memorandum of understanding with the Spanish government for a €1 billion investment in decarbonization technologies at ArcelorMittal Asturias’ plant in Gijón, which includes 2.3 million tonnes of new DRI and hybrid EAF installations. The DRI installation in Gijón, coupled with existing EAFs in ArcelorMittal Sestao's plant, will potentially enable Sestao (which manufactures a range of flat steel products for the automotive, construction sectors and general industry) to become the world’s first full-scale zero carbon-emissions steel plant by 2025. On June 1, 2022, ArcelorMittal and the government of Spain signed an agreement in which the government pledged its financial support for these projects. On February 17, 2023, the European Commission approved, under EU state aid rules, a €460 million Spanish measure to support ArcelorMittal España in construction of the new DRI installation in Gijón. See "Introduction—Sustainable development highlights - leading the decarbonization of the steel industry".
Blast furnace A in Gijón was temporarily stopped in September 2022 in response to market conditions.
ArcelorMittal Poland
ArcelorMittal Poland is the largest steel producer in Poland and includes six plants located in Silesia, Malopolska and Opolskie province. ArcelorMittal Poland’s Zdzieszowice coke plant produces and supplies coke to ArcelorMittal subsidiaries and third parties.
ArcelorMittal Poland produces a wide range of steel products, including both long and flat products such as slabs, billets, blooms, sections, sheet piles, rails up to 120 meters long, railway accessories, mining supports sections, hot rolled coils,

Management report
sheets and strips, cold rolled coils, sheets and strips, hot dip galvanized coils and sheets, wire rods and organic coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries. In the fourth quarter of 2019, ArcelorMittal Poland temporarily idled its blast furnace and steel plant in Kraków as a result of the market downturn, high energy costs and large volumes of steel imports from outside the EU. The coke plant in Kraków continued to operate, as well as downstream operations (two rolling mills, the hot dip galvanizing line and the new organic coating line). The slabs for the rolling mills in Kraków are supplied mainly from the steel shop in Dabrowa Górnicza where the Company is investing in debottlenecking projects and to produce special grades for further processing into grain-oriented steel. On October 8, 2020, ArcelorMittal Poland announced that it intended to permanently close its primary steelmaking operations (except the coke battery which remains in operation) at its unit in Kraków, and the shutdown process in the blast furnace and the steel shop was completed in November 2020.
Blast furnace #3 at Dąbrowa Górnicza site was temporarily stopped in September 2022 in response to market conditions. It was subsequently restarted in January 2023 as preparation for maintenance outage of blast furnace #2 later in 2023.
ArcelorMittal Eisenhüttenstadt
ArcelorMittal Eisenhüttenstadt is situated on the Oder river near the German-Polish border, 110 kilometers southeast of Berlin. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated flat steel producing plant. The facility is run with one medium-sized blast furnace.
ArcelorMittal Eisenhüttenstadt produces and sells a wide range of flat steel products, including hot rolled, cold rolled, electrical and hot dip galvanized and organic coated coils to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.
On March 29, 2021, ArcelorMittal announced plans for an innovative DRI pilot plant and an EAF in Eisenhüttenstadt, following the announcement of the planned expansion of Germany’s hydrogen infrastructure. See section 'ArcelorMittal Bremen' above.
ArcelorMittal Belval & Differdange
ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles which are sold to the local European construction market as well as for export. With its Rodange facilities, it also produces a wide range of rails, special sections and heavy angles.
On October 21, 2021, a floating solar farm installed on a former cooling pond belonging to ArcelorMittal Differdange was commissioned. It consists of 25,000 square meters of solar panels, with a surface area of 5.7 hectares. Once operational, the electricity produced will amount to 3 GWh/year and will be able to power nearly 800 local homes, which represents the annual electricity usage of 3,200 people. The electricity produced on the floating solar farm will be fed into the local grid and will contribute to Luxembourg’s energy self-sufficiency.
ArcelorMittal Hamburg
ArcelorMittal Hamburg produces billet and high quality wire rod and its products are mainly sold in the European market, primarily to automotive and engineering customers.
The Hamburg site already operates Europe’s only DRI-EAF plant. The Company has a project underway to construct a demonstration plant in order to test the ability of hydrogen to reduce iron ore into DRI on an industrial scale, and to test carbon-free DRI in the EAF steelmaking process. The objective is to reach industrial commercial maturity of the technology by 2025 and start production in 2026, initially producing 100,000 tonnes of sponge iron per year.
On September 7, 2021, the German Federal Government expressed its intention to provide €55 million of funding support towards construction of the plant, which is half of the estimated €110 million total capital expenditure required. On February 17, 2023, the European Commission approved, under EU state aid rules, the €55 million German measure to support ArcelorMittal Hamburg in building this demonstration plant for the production of green steel using renewable hydrogen.
The DRI plant at Hamburg site was temporarily stopped in September 2022 in response to market conditions.
ArcelorMittal Olaberria-Bergara
The Olaberría-Bergara facilities produce billets and sections. The Olaberría facility's products are sold to the local construction market as well as to export markets, while the Bergara facility’s products are sold primarily to the local European construction market.
ArcelorMittal Duisburg
ArcelorMittal Duisburg produces blooms, billets, bars and high quality wire rod and its products are mainly sold in the European market primarily to automotive, railway and engineering customers.
ArcelorMittal Downstream Solutions (AMDS)
The Europe segment also includes ArcelorMittal Downstream Solutions (“AMDS”), which primarily covers the downstream activities of ArcelorMittal in Europe. It provides distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific

Management report
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
Finally, AMDS includes the newly created scrap recycling activity combining 4 specialist scrap metal recycler assets acquired in 2022 (John Lawrie Metals, ALBA) and 2023 (Riwald and Złomex, which is still subject to regulatory approvals) with 1.3 million tonnes scrap processing capacity which will enhance the Company's scrap supply security and sufficiency in the framework of its decarbonization strategy. See "Introduction—Key transactions and events in 2022".
ArcelorMittal Prijedor
ArcelorMittal Prijedor is an iron ore open pit mining operation located in Bosnia and Herzegovina, near the town of Prijedor. The mine is a joint venture in which ArcelorMittal owns 51% and the other 49% is owned by the local iron ore mine Ljubija. The ore is excavated at the Omarska mine and processed in the processing plant. The mine supplies its final product, iron ore lumps and concentrate, to ArcelorMittal's steel plant, ArcelorMittal Zenica, located approximately 250 kilometers from Prijedor in central Bosnia.
For further details on ArcelorMittal Prijedor mine production and other information, see "—Reserves and Resources (iron ore and coal)".

ACIS			Crude Steel

Unit	Country	Locations	Production in 2022 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Temirtau JSC	Kazakhstan	Temirtau	3.4	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryvyi Rih [2]	Ukraine	Kryvyi Rih	1.2	Integrated	Long
ArcelorMittal South Africa [3,4,5]	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	2.4	Integrated Mini-mill Downstream	Flat, Long, Pipes and Tubes
JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	95.1	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansor	100.0	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100.0	Coal Mine (underground)	Metallurgical coal
1.n/a = not applicable (no crude steel production).
2.ArcelorMittal Kryvyi Rih permanently idled its coke oven batteries #1,2 in October 2022.
3.ArcelorMittal South Africa definitively discontinued operation of hydrogen-based batch annealing line at its Vanderbijlpark plant in 2022.
4.Blast furnace C at Vanderbijlpark plant was idled in early November 2022, was subsequently restarted in early February 2023 once commercially supported by the order book
5.In October 2022, ArcelorMittal South Africa placed its EAF operation in Vereeniging under care and maintenance.

Management report
ArcelorMittal South Africa
ArcelorMittal South Africa is the largest steel producer in Africa and is listed on the JSE Limited in South Africa. ArcelorMittal South Africa has four main steel production facilities of which Vanderbijlpark, Newcastle and Vereeniging (melt shop placed under care and maintenance in the end of October 2022) are located inland, and Saldanha (under care and maintenance since the second quarter of 2020 due to the current depressed economic environment) is close to a deep-water port. A metallurgical by-products division (Coke and Chemicals) was reorganized (after closure of coke oven battery #5 in Pretoria in the fourth quarter of 2020) and is now split into two coke-making and by-products operations at the steel production facilities (Vanderbijlpark and Newcastle).
Following the successful completion of the Newcastle blast furnace interim repair in August 2022, the electric arc furnace at Vereeniging was placed under care and maintenance in the end of October 2022.
Blast furnace C at Vanderbijlpark was idled in early November 2022 and was subsequently restarted in early February 2023 once commercially supported by the order book.
ArcelorMittal South Africa has a diversified range of products and includes hot rolled plates and sheet in coil form, cold rolled sheet, coated sheet, wire rod and sections, as well as forgings. During 2022, 87% of its products were sold in the South African domestic market, while Africa is its largest export market. It also sells into Asia and sells minor tonnage into Europe and the Americas.
Thabazimbi Iron Ore Mine
The Thabazimbi Iron Ore Mine (Pty) Ltd, located at Thabazimbi, in the Limpopo Province of South Africa, was acquired by ArcelorMittal South Africa in 2018. Thabazimbi Iron Ore Mine currently processes existing stockpiles of iron ore from a run of mine nature (unbeneficiated) and old plant discard dumps with recoverable iron, with the aim of supplying product to the Vanderbijlpark Steel Works. For further details on Thabazimbi mine, see "—Reserves and Resources (iron ore and coal)".
ArcelorMittal Kryvyi Rih
ArcelorMittal Kryvyi Rih’s product range includes billets, rebars and wire rods, light sections (angles) and merchant bars (rounds, squares and strips). Its products are sold to a range of industries, such as hardware, construction, re-rolling and fabrication. The markets for its products include Ukraine, CIS, North-West and East Africa, Middle East and Gulf countries, Europe, Latin America and South East Asia.
In addition, ArcelorMittal Kryvyi Rih includes an export sales network which supplies a complete range of steel products not only from Kryvyi Rih but also from other plants of the Group to customers outside of their respective home markets.
ArcelorMittal Kryvyi Rih planned to invest in new pellet plant facilities to produce 5 million tonnes per annum of pellets, replacing two existing sinter plants and ensuring environmental compliance. However, the project is on hold and has been suspended with the revised completion date and budget dependent on when it can be effectively resumed due to the Russian invasion of Ukraine.
ArcelorMittal Kryvyi Rih also has iron ore captive mines located roughly within the borders of the city of Kryvyi Rih, Ukraine. ArcelorMittal Kryvyi Rih operates a concentrating facility, along with two open pit sites and one underground iron ore mine. The iron ore extracted from the Kryvyi Rih mining operations is processed to concentrate, sinter feed and lumps and supplied primarily to the ArcelorMittal Kryvyi Rih steel plant, with some concentrate being shipped to other ArcelorMittal entities in Eastern Europe, as well as to third parties. For further details on Ukraine mines production, see "—Reserves and Resources (iron ore and coal)".
At the onset of the war in Ukraine, the Company announced the suspension of operations to protect its people and assets on March 3, 2022. Since then, operations were slowly restarted, and at 2022 year end there was one out of three blast furnaces (#6) in operation, two of four coke batteries (#5 and #6), one of three sinter plants (#2), one of seven rolling mills (#6) and iron ore mining operations at open pits (in 2022 iron ore production reduced by approximately 58% compared 2021 level). The remaining key assets, including converter shop, three continuous casting machines, blooming mill and underground mine remained idled.
As a result of the missile strike at the plant premises on December 5, 2022 the building of the rolling shop #2 finished goods warehouse was partially destroyed. However, key production assets have not been seriously damaged.
ArcelorMittal Temirtau
ArcelorMittal Temirtau’s product range of flat and long steel products includes pig iron, continuous caster slabs, continuous caster billets, hot and cold rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products, welded pipes and rebars.
ArcelorMittal Temirtau sells steel products to a range of industries, including the tube and pipe-making sectors, as well as manufacturers of consumer goods and appliances. The main markets for its products include Kazakhstan, CIS, Russia and South-East Asia.
ArcelorMittal Temirtau has four captive iron ore mining operations in Kazakhstan, named Lisakovsk, Kentobe, Atasu

Management report
and Atansor. Concentrate, lumps and fines produced at the mines are transported to the ArcelorMittal steel plant by railway.
Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau. The mine was acquired by ArcelorMittal in 2000 and treats oolite iron ore to produce concentrate, which is supplied to ArcelorMittal Temirtau steel plant. The phosphorous content in the iron mineralization at Lisakovsk limits its utilization in the steel-making process.
Kentobe is an open pit operation, acquired by ArcelorMittal in 2002, located about 300 kilometers southeast of Temirtau. The mineralization at Kentobe consists of magnetite, which is treated after mining in a processing plant located on site.
Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau. The mining lease was obtained by ArcelorMittal in 2003. The Atasu mine is hosted by the West Karazhal deposit, which is a primary hematite ore. In addition to the underground mine, Atasu operates a processing plant.
Atansor is an open pit operation located about 500 kilometers northeast of Temirtau, acquired by ArcelorMittal in 2004. The primary ore mined at the site is magnetite, which is treated at the dry processing facility at the site.
In addition, ArcelorMittal Temirtau has eight captive underground coal mines located in Karaganda in Kazakhstan, named Kostenko, Kuzembaeva, Saranskaya, Abayskaya, Kazakhstanskaya, Lenina, Shakhtinskaya and Tentekskaya and operates two coal preparation plants (CPP “Vostochnaya” and Temirtau Washery-2). In 1996, the mines entered into the structure of Ispat-Karmet JSC, Coal Division (now ArcelorMittal Temirtau JSC, Coal Division). The coal mines of ArcelorMittal Temirtau are located in the Karaganda Coal Basin. The mines produce metallurgical coal used in steel-making at ArcelorMittal Temirtau.
For further details on Kazakhstan mines production and other information, see "—Reserves and Resources (iron ore and coal)".
Mining
ArcelorMittal’s Mining segment has iron ore production facilities in Canada and Liberia. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations. For detailed information regarding ArcelorMittal's Mining segment and captive mines, see "—Reserves and Resources (iron ore and coal)".

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
AMMC	Canada	Mt Wright, Fire Lake and Port Cartier, Qc	85.0	Iron Ore Mine (open pit), pellet plant, railway and port	Concentrate and pellets
AML	Liberia	Yekepa	85.0	Iron Ore Mine (open pit)	Fines

Investments in joint ventures

Unit	Country	Locations	Capacity in 2022 (in million tonnes per year)	Type of plant	Products
AMNS India	India	Hazira, Gujarat	8.8 [1]	Integrated	Flat
Acciaierie d'Italia	Italy	Taranto, Genova, Novi Ligure, Socova, Raconiggi, Salerno	7.8 [1,2]	Integrated and Downstream	Flat, Pipes and Tubes
AMNS Calvert	United States	Calvert	5.3 [3]	Steel processing	Steel finishing
VAMA	China	Loudi, Hunan	1.5 [4]	Steel processing	Automotive steel finishing

Management report

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Thakurani Iron Ore Mine	India	Odisha	60.0	Iron Ore Mine (open pit)	Lump and fines
Ghoraburhani-Sagasahi	India	Odisha	60.0	Iron Ore Mine (open pit)	Lump and fines
1.Crude steel capacity.
2.Reflects design capacity, whereas achievable capacity is limited to 6 million tonnes until completion of the environmental plan.
3.Flat-rolled carbon steel products production capacity.
4.Cold rolled coils, aluminized coils, hot dip galvanized coils production capacity.
AMNS India
AMNS India is an integrated flat carbon steel manufacturer - from iron ore to ready-to-market products with achievable crude steel capacity of 8.8 million tonnes per annum. Its manufacturing facilities comprise iron making, steelmaking and downstream facilities spread across India.
In 2019, ArcelorMittal and Nippon Steel Corporation ("NSC"), Japan’s largest steel producer and the third largest steel producer in the world, created a joint venture to own and operate AMNS India with ArcelorMittal holding a 60% interest and NSC holding 40%. Through the agreement, both ArcelorMittal and NSC are guaranteed equal board representation and participation in all significant financial and operating decisions.
AMNS India’s main steel manufacturing facility is located at Hazira, Gujarat in western India. It also has:
–two iron ore beneficiation plants close to the mines in Kirandul and Dabuna, with slurry pipelines that then transport the beneficiated iron ore slurry to the pellet plants in the Kirandul-Vizag and Dabuna-Paradeep systems;
–a downstream facility in Pune (including a pickling line, a cold rolling mill, a galvanizing mill, a color coating mill and a batch annealing plant); and
–six service centers in the industrial clusters of Hazira, Indore, Bahadurgarh, Chennai, Kolkata and Pune. It has a complete range of flat rolled steel products, including value added products, and significant iron ore pellet capacity with two main pellet plant systems in Kirandul-Vizag and Dabuna-Paradeep, which have the potential for expansion. Its facilities are located close to ports with deep draft for movement of raw materials and finished goods.
In terms of iron ore pellet capacity, the Kirandul-Vizag system has 8 million tonnes of annual pellet capacity; and the Dabuna-Paradeep system has 12 million tonnes of annual pellet capacity, following completion of expansion early September 2021. This expansion brings pellet capacity above AMNS India’s own requirements and provide the opportunity to improve operating income by fully utilizing such pellet capacity. AMNS
India has also made acquisitions of certain ancillary assets including Odisha Slurry Pipeline Infrastructure Limited in July 2020 which secured an important infrastructure asset for raw material supply to the Paradeep pellet plant and Hazira steel plant and a captive power plant at Paradeep in Odisha in January 2021.
On March 4, 2021, AMNS India and the Odisha government signed a memorandum of understanding for setting up a 12 million tonne integrated steel plant and a jetty in Kendrapara district of Odisha with an investment of INR 50,000 Crore, subject to several pre-conditions, including making provisions for land and iron ore mines. A pre-feasibility study report was submitted to the state government in the third quarter of 2021, and AMNS India is currently engaged in further studies and clearances.
On November 10, 2022, AMNS India completed the acquisition of Uttam Galva Steels Limited subsequently renamed AMNS Khopoli Limited ("AMNSK"), a downstream steel manufacturer in Maharashtra following the approval of the resolution plan by the National Company Law Tribunal ("NCLT") on October 14, 2022.
On August 26, 2022, AMNS India announced that it had reached definitive agreement to acquire port, power plants and other logistics and infrastructure assets in India from the Essar Group for a net value of approximately $2.4 billion. On October 19, 2022, AMNS India completed the acquisition of Essar Power Hazira Limited, corresponding to a 270 MW multi-fuel power plant at Hazira which has a long-term power purchase agreement with AMNS India. On November 15, 2022, AMNS India completed the acquisition of Essar Bulk Terminal Limited, corresponding to a 25 million-tonne per annum jetty at the all-weather, deep draft bulk port terminal at Hazira, Gujarat, captive and adjacent to AMNS India’s flagship steel plant and Essar Bulk Terminal Paradeep Limited, corresponding to a 12 million-tonne per annum deep-water jetty at Paradeep, Odisha along with a dedicated conveyor that handles 100% of pellet shipments from AMNS India’s Paradeep pellet plant. AMNS India expects to complete the acquisition of certain remaining assets subject to receipt of regulatory approvals. Such assets include:

Management report
–a 16 million-tonne per annum all-weather, deep draft terminal at Visakhapatnam, Andhra Pradesh along with an integrated conveyor connected to AMNS India’s 8 million-tonne per annum iron ore pellet plant in the port city.
–a 515 MW gas-based power plant, along with allied land that can be utilized for AMNS India’s expansion plans at Hazira.
– a 100 kilometer Gandhar - Hazira transmission line, connecting AMNS India’s steelmaking complex with the central electricity grid.
The resolution plan submitted for the acquisition of AMNS India in 2018 includes a capital expenditure plan of approximately $2.6 billion to be implemented in two stages over six years. The first stage involves investments which increase production of finished steel goods to 7.6 million tonnes per annum. It includes capital expenditure projects with respect to third line CSP caster, Paradeep pellet plant (completed), as well as coke oven, second sinter plant and Dabuna beneficiation plant (in progress). The first stage also includes investment in maintenance to restore current assets, the implementation of an environmental management plan and the implementation of ArcelorMittal’s best practices on raw material sourcing, plant operations, sales and product mix (in particular through greater sophistication of the quality and markets of the steel produced with a focus on developing sales to the automotive industry), people management and health & safety. The second stage involving capital expenditure projects to increase the production of finished steel goods from 7.6 million tonnes per annum to 8.6 million tonnes per annum is now included in the expansion investment plan launched in October 2022 as described in below paragraph.
AMNS India intends to further debottleneck existing operations (steel shop and rolling parts) in the medium term. The first phase of expansion represents capital expenditures of approximately $7.4 billion ($0.8 billion for debottlenecking, $1.0 billion for downstream projects and $5.6 billion for upstream projects) and started in October 2022. It aims to increase production at the Hazira facility to 15 million tonnes of rolled products by the first half of 2026 (Phase 1A) following the construction of two blast furnaces (blast furnace 2 to start in 2025 and blast furnace 3 in 2026), the capacity increase of the existing blast furnace 1 from 2 to 3 million tonnes per annum and it includes also a CRM2 complex and galvanizing and annealing line, steel shop, hot strip mill and ancillary equipment (including coke, sinter, networks, power, gas, oxygen plant, etc.) and raw material handling. Feasibility studies are ongoing to further increase production in a second stage from 15 to 20 million tonnes per annum (Phase 1B).
In terms of mining assets, AMNS India operates the Thakurani mine in the Keonjhar district of Odisha and the Ghoraburhani-Sagasahi mine in the Sudargarh district of Odisha. The Thakurani mine is operating at full 5.5 million tonnes per annum capacity since the first quarter of 2021 and concentrated material is transported by pipeline to the Paradeep pellet plant, located on the coast at Bay of Bengal. AMNS India commenced the operations at the Ghoraburhani-Sagasahi iron ore mine in September 2021. The mine is set up to gradually ramp up production to a rated capacity of 7.2 million tonnes per annum. The iron ore final product is supplied to the beneficiation plant in Dabuna from where the feed reaches the pellet plant at Paradeep and contributes significantly to meeting AMNS India’s long-term raw material requirements. For further details on Indian mines production and other information, see " —Reserves and Resources (iron ore and coal)".
Acciaierie d'Italia
Acciaierie d'Italia, a joint venture between the Company and Invitalia-Agenzia nazionale per l'attrazione degli investimenti e lo sviluppo d'impresa SpA ("Invitalia"), an Italian state-owned company, is the leading steel producer in Italy, Europe’s second largest steel consuming economy. Acciaierie d'Italia produces high-quality and sustainable steel to be used in a range of vital industry sectors across the domestic steel market such as construction, energy, automotive, home appliances, packaging and transport and for international export. Acciaierie d'Italia has operations across various structurally linked operating sites including Europe’s biggest single-site integrated steel facility in Taranto and rolling mills in Genoa and Novi Ligure. Genoa is also an important hub in terms of intermodal logistics.
On April 14, 2021, pursuant to the investment agreement of December 10, 2020 (the "Investment Agreement") forming a public-private partnership between Invitalia and AM InvestCo Italy SpA ("AM InvestCo", thereupon renamed Acciaierie d'Italia Holding), ArcelorMittal's subsidiary party to the lease and purchase agreement for the Ilva business (the "Ilva Agreement"), Invitalia invested €400 million ($476 million) of new equity into AM InvestCo, providing Invitalia with a 38% shareholding, equal (50%) voting and governance rights and therefore joint control. Accordingly, as of April 14, 2021, the Company derecognized assets and liabilities of Acciaierie d'Italia Holding ("ADI Holding") and its subsidiaries from its consolidated statement of financial position and accounted for its 62% interest in the joint venture under the equity method. The investment agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d'Italia Holding, subject to certain conditions precedent to be met initially by May 2022.
Certain of these conditions precedent (in particular due to the existence of various judicial measures encumbering the Taranto plant) were not fulfilled by May 31, 2022. Accordingly, on May

Management report
31, 2022, the parties entered into amendments to the Ilva Agreement to, among other changes, extend the longstop date for the fulfillment of the conditions precedent (and, therefore, the term of the lease of the Ilva business) by two years (i.e., until May 31, 2024). In parallel, ArcelorMittal and Invitalia signed an amendment to the Investment Agreement (i) to extend the latest date for the second equity injection to May 31, 2024 so as to coincide with the latest date for the fulfillment of the conditions precedent for the purchase of the Ilva business assets and (ii) to reflect certain other circumstances. At the end of December 2022, in order to address the financial consequences on the Acciaierie d’Italia group of the unprecedented spike in energy costs caused by the Ukraine crisis, ArcelorMittal, the Italian Government and Invitalia agreed, among other things, to accelerate the funding originally envisaged to occur in connection with the acquisition of Ilva’s assets, consisting in particular of €680 million from Invitalia and €70 million from ArcelorMittal (corresponding to an equivalent amount of receivables towards the Acciaierie d’Italia Group), in the form of a convertible shareholder loan made available on February 14, 2023, as a result of which, upon conversion, Invitalia’s stake in ADI Holding will be increased to 60% and ArcelorMittal’s will reduce to 40%. The settlement of Invitalia’s shareholder loan was completed on February 17, 2023. The latest amendment to the investment agreement also introduced a partial modification to ADI Holding’s governance effective as of the end of the term of the current board of directors (set to expire with the approval of the 2023 financial statements), when Invitalia will become entitled to appoint the CEO (subject to ArcelorMittal’s approval) and ArcelorMittal to appoint the chairman (subject to Invitalia’s approval) and each party will continue to appoint two more board members. Also, as from the conversion of the shareholder loans into capital, Invitalia will have the right to transfer to any third party an interest of no more than 20% of the share capital of Acciaierie d’Italia Holding, subject however to ArcelorMittal’s right of first refusal.
The Investment Agreement between ArcelorMittal and Invitalia also includes an updated industrial plan (revised in connection with the May 2022 amendment) envisaging through 2026 investment in lower-carbon steelmaking technologies, including the construction of a 2.5 million tonne EAF, which is expected to open in mid-2024, and the relining of blast furnace #5, which is expected to start production in 2024. This industrial plan targets reaching 8 million tonnes of production in 2025 (crude steel production is limited to 6 million tonnes until the environmental plan is completed). It integrates a series of public support measures including ongoing government funded employment support and includes, for the period between 2021 and 2025, environmental capital expenditures of €117 million and industrial capital expenditures of €957 million as well as capital expenditures of €226 million for the revamp of blast furnace #5 and €260 million for the construction of the EAF. See also
“Introduction—Key transactions and events in 2022" and "Introduction—Risk factors".
Calvert
AMNS Calvert ("Calvert"), a joint venture between the Company and NSC, is a steel processing plant in Calvert, Alabama, United States. Its 2,500 acre property layout allows for optimal product flow and room to expand. It has a HSM with 5.3 million tonnes capacity, pickling and cold rolling facilities with 3.6 million tonnes capacity and finishing facilities with a total capacity of 2.1 million tonnes. Calvert had a 6-year agreement to purchase 2 million tonnes of slabs annually from ThyssenKrupp Steel USA ("TK CSA"), subsequently acquired by Ternium S.A. in December 2017, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. The slab purchase agreement with Ternium was finished with last purchases concluded in May 2021. The remaining slabs for Calvert's operations are sourced from ArcelorMittal plants in Brazil and Mexico and from ArcelorMittal USA, which following the divestment to Cleveland-Cliffs, entered on December 9, 2020 into a new five-year agreement with Calvert (with an automatic three-year extension unless either party provides notice of intent to terminate) for 1.5 million tons annually for the initial term and 0.55 million tons annually under the extension and which, in each case, can be reduced with a six-month notice. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center and appliance/ HVAC industries.
Calvert plans to invest $775 million for an on-site steelmaking facility through a 1.5 million tonnes capacity EAF (producing slabs for the existing operations and replacing part of the purchased slabs). Construction commenced in March 2021 after obtaining all environmental permits, and the facility is expected to start in the second half of 2023. Building erection and equipment foundations are in progress, process equipment is arriving on site, and equipment erection is about to begin. The plan includes an option to add further capacity of 1.5 million tonnes at lower capital expenditure intensity.
VAMA
Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan ValinSteel Co., Ltd    which produces steel (1.5 million tonne capacity) for high-end applications in the automotive industry. VAMA supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks. It is well positioned to take advantage of the growing electric vehicle market, and in February 2021 a project was launched to increase its capacity by 40% to 2 million tonnes with self-funded expansion. Capital expenditures relating to new continuous hot galvanizing line ("CGL") capacity of 450 thousand tonnes per year to reach 1.6 million tonnes per year in CGL/CAL combined capacity and 2.0 million tonnes per year in pickling line and

Management report
tandem cold mill ("PLTCM") are expected to be $195 million. First commercial coil was produced on January 3, 2023 and the project is currently at an advanced stage of implementation, planned for completion in the first half of 2023.

Capital expenditures
The Company’s capital expenditures were $3.5 billion, $3.0 billion and $2.4 billion for the years ended December 31, 2022, 2021 and 2020, respectively.
The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures completed in 2022 and those that are currently ongoing. In 2023, capital expenditures are expected to be approximately $4.5-5.0 billion. ArcelorMittal expects to fund these capital expenditures primarily through internal sources. See “Operating and financial review—Liquidity and capital resources—Sources and uses of cash—Net cash used in investing activities” and note 3.1 to the consolidated financial statements for further information, including capital expenditures by segment.

Completed projects
Segment	Site / Unit	Project	Capacity / particulars	Key date / Forecast completion	Note #
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	second quarter 2022	a
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160 thousand tonnes per year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	third quarter 2022	b

Ongoing Projects*
Segment	Site / Unit	Project	Capacity / particulars	Key date / Forecast completion	Note #
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700 thousand tonne continuous annealing line ("CAL") and continuous galvanizing line ("CGL") combiline	fourth quarter 2023	c
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15 million tonnes per year	fourth quarter 2024	d
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3 million tonnes per year	Revamping project with 1 million tonnes per year pellet feed capacity increase (to 2.3 million tonnes per year) with DRI concentrate grade capability	second half 2024	e
Brazil	Serra Azul mine	4.5 million tonnes per year direct reduction pellet feed plant	Facilities to produce 4.5 million tonnes per year DRI quality pellet feed by exploiting compact itabirite iron ore	second half 2024	f
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1 million tonnes per year; sinter feed capacity of 2.25 million tonnes per year	second half 2024	g
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	Pellet plant	Facilities to produce 5.0 million tonnes per year pellets, replacing two existing sinter plants ensuring environmental compliance and improving productivity	On hold/Under review	h
Brazil	Barra Mansa	Section mill	Increase capacity of HAV bars and sections by 0.4 million tonnes per year	first quarter 2024	i
Others	Andhra Pradesh (India)	Renewable energy project	975 MW of nominal capacity solar and wind power	first half 2024	j
Europe	Mardyck (France)	New Electrical Steels production facilities	Facilities to produce 170 thousand tonnes NGO Electrical Steels (of which 145 thousand tonnes for auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	second half 2024	k
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Management report

a.Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system was upgraded and includes innovative power cooling technology to improve product capability. The project was completed in the second quarter of 2022.
b.Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160 thousand tonnes per year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With this investment, ArcelorMittal Dofasco becomes the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the U.S. and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project was completed in the third quarter of 2022.
c.In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The approximately $0.35 billion investment program to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add approximately 100 thousand tonnes organic coating line to serve construction and appliance segments) will upon completion strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The project is estimated to be completed in the fourth quarter of 2023.
d.ArcelorMittal Liberia has been operating 5 million tonnes of direct shipping ore ("DSO") since 2011 (Phase 1). The Company had started construction of a Phase 2 project that envisages the construction of 15 million tonnes per year of concentrate sinter fines capacity and associated infrastructure. Changed project scope and engineering together with supply chain delays has impacted the construction schedule. Detailed construction design is well advanced. Main civil works started, while the contracting and mobilization for other construction packages is underway. Capital expenditure required to conclude the project is currently under review given impact of enlarged scope and inflation. Under the amendment to the Mineral Development Agreement ("MDA") signed in September 2021, which is currently under the legislative ratification process, the Company has further expansion opportunities up to 30 million tonnes per year. First concentrate is now estimated in the fourth quarter of 2024. Revised capital expenditure estimates will be communicated in the first half of 2023.
e.ArcelorMittal Mexico is investing approximately $150 million to increase pellet feed production by 1 million tonnes per year to 2.3 million tonnes per year and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace route (2,0 million tonnes per year) and DRI route (0.3 million tonnes per year) for a total of 2.3 million tonnes per year. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Project start-up is delayed to the second half of 2024 due to slower progress of equipment deliveries and construction works, as well as delays to obtain required construction permits.
f.Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5 million tonnes per year of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operations. The project will allow to mine the compact itabirite iron ore. Project start-up is delayed to the second half of 2024 due to slower than scheduled mobilization leading to delayed construction works.
g.The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop has recommenced in late 2021, following the anticipated improvement in Brazil domestic market. Capital expenditure required to complete the project is currently under review and the revised estimates will be communicated in the first half of 2023.
h.Investment in ArcelorMittal Kryvyi Rih to build a 5.0 million tonnes per year pellet plant. However, the project is on hold and has been suspended with the revised completion date and budget dependent on when the project can be effectively resumed due to the Russian invasion of Ukraine.
i.Approximately $0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400 thousand tonnes per year production capacity. The aim of the project is to deliver higher added value products ("HAV") (merchant bar and special bars) to increase domestic market share in HAV products and to enhance profitability. The project commenced in 2022 and is expected to be completed by the first quarter of 2024.
j.This $0.6 billion investment, combining solar and wind power, will be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. Greenko will design, construct and operate the facilities in Andhra Pradesh, Southern India. AMNS India will enter into a 25 year off-take agreement with ArcelorMittal to purchase 250 MW of renewable electricity annually from the project, resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5 million tonnes per year. Necessary allotment of land has been received from the Government of Andhra Pradesh. Private land acquisition is in progress and key contracts for wind projects have been executed and are in negotiation for the solar project. The project commissioning is expected by mid-2024. The Company is studying the option to develop a second phase which would double the installed capacity.
k.On March 17, 2022, ArcelorMittal announced an investment with the support of the French government, to create a new production unit for electrical steels at its Mardyck site in the north of France. This new unit will specialize in the production of electrical steels for the engines of electric vehicles and which complements ArcelorMittal’s existing electrical steels plant in Saint-Chély d’Apcher, in the south of France. The new industrial unit in Mardyck will have a 170,000-tonne production capacity and is scheduled to start up in the third quarter of 2024. The $0.5 billion investment program aims at implementing a production capacity of 170 thousand tonnes Non-Grain Orientated (NGO) Electrical Steels (of which 145 thousand tonnes for automotive applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) line to be installed in Mardyck. The completion will occur in 2 steps: the commissioning and start of ramp-up of the end-of-streamline (Annealing & Coating Line and related installations) is expected in the second half of 2024; the start-up of the Annealing and Pickling Line and the Reversing Mill is expected to occur in the second quarter of 2025.

In addition, in 2022, the Company approved 30 multi-year projects with identified environmental benefits and involving capital expenditures of $488 million and 57 multi-year projects with identified energy benefits and involving capital expenditure of $802 million. The latter includes 25 multi-year projects specifically targeted to decarbonization involving capital expenditures of $579 million. Capital expenditures related to decarbonization initiatives amounted to $0.2 billion for the year ended December 31, 2022 and are expected to increase to $0.4 billion in 2023. See also further information on key environmental projects in "Business overview—Sustainable development".
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

Management report
Company continues to study certain of its key previously announced investment projects summarized below, no assurance can be given that they will proceed.
India greenfield projects. The Company explored investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisaged the construction of a six million-tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company completed all the necessary formalities for acquiring the land by signing and executing a lease cum sale agreement for 2643.25 acres of land on December 26, 2018 and the project is under review.
Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of the Mary River mine project, with Nunavut Iron Ore Inc. (“NIO”), an affiliate of The Energy and Minerals Group (“EMG”), owning the remaining 30%. This project consists of an open pit high-grade iron ore mine located in the Mary River area of Baffin Island, Nunavut (Canada). In February 2013, ArcelorMittal and NIO entered into a joint arrangement and equalized their shareholdings at 50/50. The project began commercial production in 2016. Subsequently, following equity funding commitments and conversion of preferred shares into equity, both exercised by NIO only, ArcelorMittal’s share over time decreased to 25.70% as of December 31, 2019 and 25.23% as of December 31, 2020 and 2021. In September 2020, the corporate structure was reorganized whereby NIO became the parent company of Baffinland Iron Mines Corporation ("Baffinland"), while ArcelorMittal together with EMG became shareholders of NIO with ArcelorMittal’s share in NIO. Following this reorganization, ArcelorMittal retained its participation in the project, holding a 25.23% share in NIO.
Baffinland has also approved the project involving the construction of a railway, to replace the existing truck-haul operation for transport of iron ore from Mary River to Milne Inlet, as well as expansion of mining, crushing and screening operations and port ship loading capacity (the "Rail Expansion"), which is critical for Baffinland's future. By mid-2020, NIO completed its exclusive equity funding commitment of $575 million towards the Rail Expansion. Subject to certain conditions, ArcelorMittal has an option to provide up to $85 million of equity funding, which expires on March 31, 2023 (as agreed as part of the reorganization described above).
On January 31, 2022, Baffinland filed its closing statement to the Nunavut Impact Review Board (“NIRB”) in support of the Company’s proposed Rail Expansion. On May 13, 2022, the NIRB formally recommended that Baffinland’s proposed expansion via the Milne Port not move forward at this time, citing potential environmental impact concerns on the local wildlife and culture, among other things, as shipping increases through Eclipse Sound. On November 16, 2022, the Minister of Northern Affairs agreed with the NIRB recommendation, and rejected the expansion proposal for Milne Port. Accordingly, Baffinland is evaluating all options in order to proceed with the Rail Expansion, either to the Steensby Port (which is already permitted), or to the Milne Port (which will require a new permitting process). Baffinland expects this review to conclude during the first half of 2023, at which point it expects to announce a strategy for the Rail Expansion.
Reserves and Resources (iron ore and coal)
ArcelorMittal has iron ore and coal production facilities in Canada, Mexico, South America, Europe, Africa, CIS and in India through its joint venture AMNS India. The Company has two categories of mining operations, namely captive mines, and seaborne oriented operations. Captive mines, whose production is mainly consumed by their respective steel segments, form part of such segments. The seaborne iron ore mining operations at AMMC and AML correspond to the Mining segment.
ArcelorMittal considers its iron ore and coal mining operations in aggregate to be material to its business.
The following table provides an overview of ArcelorMittal’s principal mining operations. The production of Run of Mine ("ROM") iron ore and coal is that which is attributable to ArcelorMittal, based on ArcelorMittal's ownership interest in the mining operations. All production figures below are stated as wet tonnages.

Management report

Operations/Projects	Segment	% of Ownership Interest	Type of Ownership Interest	In Operation Since
Iron Ore
Mexico (Excluding Peña Colorada)	NAFTA	100.0	subsidiary	1976
Peña Colorada - Mexico	NAFTA	50.0	joint operation	1974
Brazil	Brazil	100.0	subsidiary	1944
Bosnia	Europe	51.0	subsidiary	2008
AMKR Open Pit	ACIS	95.1	subsidiary	1959
AMKR Underground	ACIS	95.1	subsidiary	1933
Kazakhstan Open Pit	ACIS	100.0	subsidiary	1976
Kazakhstan Underground	ACIS	100.0	subsidiary	1956
AML	Mining	85.0	subsidiary	2011
AMMC	Mining	85.0	subsidiary	1976
India	Not Consolidated	60.0	joint venture	1961
Baffinland	Not Consolidated	25.2	associate	2014
2020 aggregate ROM iron ore production, millions of tonnes[1]		132.7
2021 aggregate ROM iron ore production, millions of tonnes		115.1
2022 aggregate ROM iron ore production, millions of tonnes		102.5
Coal
Karaganda - Kazakhstan	ACIS	100.0	subsidiary	1956
2020 aggregate ROM coal production, millions of tonnes[2]		12.3
2021 aggregate ROM coal production, millions of tonnes		8.3
2022 aggregate ROM coal production, millions of tonnes		7.0
1.Total ROM Iron ore production in 2020 included Hibbing and Minorca mining operations, which were sold in 2020.
2.Total ROM Coal production in 2020 included Princeton mining operation, which was sold in 2020.
Summary of ArcelorMittal’s Mining Operations
ArcelorMittal's iron ore mining operations include the captive mines of the NAFTA, Brazil, Europe and ACIS segments and AMMC and AML in the Mining segment. ArcelorMittal has either 100%, equal or majority interest in these mining operations. In addition, the Company owns a 60% interest in the AMNS India joint venture and has a 25.23% non-controlling interest in Baffinland.
ArcelorMittal's coal mining operations include the captive coal mines in Kazakhstan forming part of the ACIS segment. ArcelorMittal has a 100% interest in these mining operations.

Management report
Iron ore operations
NAFTA
ArcelorMittal Mexico Mining Assets
ArcelorMittal Mexico operates three iron ore mines in Mexico, the San José and Las Truchas mines, and through a joint operation with Ternium, the Peña Colorada mine. In 2019, the El Volcan mine was closed and ArcelorMittal continues to operate certain parts of the El Volcan facilities to process material coming from the San José mine.

Management report
LOCATION MAP - NAFTA

	% of Ownership Interest	2022		2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes

Peña Colorada - Mexico	50.0
At 100%		13.5	4.1	11.8	4.1	11.4	3.8
At ownership interest (50%)		6.8	2.05	5.9	2.1	5.7	1.9
Mexico (Excluding Peña Colorada)	100.0
Las Truchas		4.2	1.4	4.4	1.5	4.6	1.6
San Jose/El Volcan		2.4	1.0	3.0	1.3	2.8	1.2

NAFTA, (100% basis)		20.1	6.5	19.2	6.9	18.8	6.6
NAFTA, (ArcelorMittal ownership basis)		13.4	4.5	13.3	4.8	13.1	4.7
Peña Colorada
Peña Colorada is the operator of a production stage surface iron ore mine, located 60 kilometers to the north-east of the port city of Manzanillo, in the province of Minatitlán in the north-western part of the State of Colima, Mexico. ArcelorMittal holds 50% of Peña Colorada through a joint operation with Ternium, who owns the other 50% interest.
Peña Colorada controls a total of 3,724 hectares of surface rights and holds mineral rights over 39,977 hectares (98,782 acres) across 20 concessions. Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2043 to 2062.
Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.
Peña Colorada operates an open pit mine as well as a concentrating facility and a two-line pelletizing facility. The ore is mined by truck and shovel/loader method. The beneficiation plant and the pelletizing plant are located at the mine and in Manzanillo, respectively. Major processing facilities include a primary crusher, a dry cobbing plant, two autogenous mills, three horizontal and two vertical ball mills and several stages of magnetic separation. The concentrate is sent as a pulp through a pipeline from the mineral processing plant to the pelletizing facilities. The magnetite concentrate and pellets are transported from Manzanillo to ArcelorMittal Mexico, as well as to Ternium’s steel plants, by ship and by rail.
Las Truchas
The Las Truchas is a production stage mine located approximately 27 kilometers north-west of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. ArcelorMittal holds a 100% interest.
ArcelorMittal Mexico holds mineral rights over 53,812 hectares, of which 4,261 support the Las Truchas operations in Mexico. Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2044 to 2059.
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
Mining activities consist of open pit mining, crushing, dry cobbing to generate pre-concentrate, and a concentration plant.
The concentrator includes two primary crushers, two secondary crushers and three tertiary crushers, two ball mills, two bar mills and two wet magnetic separation circuits. The concentrated ore is pumped from the mine site through a 26 kilometer slurry pipeline to the steel plant facility in Lázaro Cárdenas.
ArcelorMittal Mexico launched a project to increase pellet feed production to 2.3 million tonnes per annum and improve

Management report
concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace route and DRI route. All equipment purchase orders were placed and civil construction of the main buildings is about to commence. Due to delay in equipment delivery and construction works, production is expected to start in the second half of 2024. See "—Capital expenditures".
San José
The San José Mine is a production stage iron ore mine located approximately 40 kilometers South-East of the town of Culiacán, the capital of the State of Sinaloa, México. Mining at San José began in 1946 and was handled by multiple owners until 2019, when ArcelorMittal secured a lease agreement and commenced mining and pre-concentration operations. ArcelorMittal’s interest in the San José mine is 100%.
ArcelorMittal Mexico holds mineral concessions for 39 hectares supporting the San José mining and pre-concentration operations. Additionally, ArcelorMittal Mexico holds mineral rights over 1,053 hectares which previously supported its now closed El Volcan operations, located approximately 68 kilometers northwest of the city of Obregon. The El Volcan processing facilities, including the concentration plant and port installations, continue to be operated processing ores from the San José mine.
ArcelorMittal Mexico has a lease agreement secured from Ejido Las Flechas for both the land and the San José facilities, which is in place for a period of ten years and is valid until 2028. Previous mine operators have secured surface rights to the project from the Ejido in the past and it is reasonable to assume that ArcelorMittal Mexico can continue to secure surface rights beyond 2028.
San José is a metasomatic deposit, produced by hydrothermal replacement, with epidote-garnet skarns located in the contact zone between a Cretaceous limestone unit and a granodioritic intrusive. The mineralization is primarily composed of magnetite, with minor hematite. Accessory sulfide minerals including pyrite and chalcopyrite are also present.
Ore is mined from the open pit using conventional mining methods and processed into a pre-concentrate by a crushing and screening circuit with dry magnetic separation. The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high-intensity magnetic pulley and one tertiary crusher. The pre-concentrate is then shipped 30 kilometers by road to a rail head located in Quila, where it is railed 450 kilometers to the El Volcan concentrator.
The concentration plant at El Volcan includes two ball mills, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tailings. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. At El Volcan the pre-concentrate is milled and concentrated via wet magnetic separation to produce the final concentrate, which is transported 150 kilometers by rail to the Port of Guaymas where it is loaded onto ships and sent 1,400 kilometers to the Port of Lazaro Cardenas.
BRAZIL
ArcelorMittal Brazil operates the Andrade mine and Serra Azul Mineração mines.

N
250 miles
(approx)
BRAZIL
BRASILIA
Andrade Mine
-19.79021,
-43.17297
Serra Azul Mine
-20.13075,
-44.39926
Monlevade Steel Plant
-19.83157,
-43.13109
Iron Ore Mine
including WGS84 coordinates
Steel Plant
including WGS84 coordinates

LOCATION MAP - BRAZIL Mining Operations

Management report

	% of Ownership Interest	2022		2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes

Andrade	100	2.3	1.8	2.1	1.8	1.9	1.6
Serra Azul	100	2.6	1.5	2.6	1.6	2.6	1.6
Brazil		4.9	3.3	4.7	3.4	4.5	3.2
Andrade Mine
The Andrade Mine is a production stage open pit iron ore mine, located at 5 kilometers from the town of João Monlevade and 80 kilometers east of Belo Horizonte in the Brazilian state of Minas Gerais. The Andrade mine is 100% owned and operated by the Long products division of ArcelorMittal Brazil, with all production supplying the Monlevade steel plant.
ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated iron ore reserves, dominated by directly shippable hematite ore. ArcelorMittal Brasil holds mineral rights of over 2,421 hectares and land lease over 3,347 hectares to support its current operation. Mining legislation in Brazil does not predetermine the duration of mineral rights and as such these rights are considered valid to the point of mine exhaustion.
The Andrade deposit is located in the north-eastern portion of the Iron Quadrangle. The base stratigraphic section consists of quartzites and sericite-quartzites of the Moeda formation, followed by schists of the Batatal formation, both forming the Caraça group. The iron rich mineral bodies are part of the overlying Cauê formation, which represents the base of the Itabira Group. The Caraça and Itabira groups compose the base of the Paleoproterozoic Minas Supergroup. The Cauê formation rocks are covered by dolomites and marbles, and sometimes weathered phylites and schists, belonging to the Gandarela formation.
In addition to the open pit mine, the Andrade mine operates a crushing and screening facility, as well as a concentration plant used to improve the quality of the sinter feed to the Monlevade plant. This concentration plant commenced production in early 2020 and concentrates the itabirite ores, enabling mixing with the higher-grade hematite ores. The concentrated iron ore product is transported to the Monlevade steel plant through a private railway line.
In 2022, the resource model of Andrade has been updated, resulting in a new pit optimization and mine schedule, with updated Life of Mine schedule for the Itabirite and Hematite ores. The new life of mine extends to 2054, with increased annual ROM capacity up to 4.5 million tonnes after 2027.

Serra Azul Mine
ArcelorMittal Mineração Serra Azul mine is a production stage open pit iron ore mine located approximately 50 kilometers southwest of Belo Horizonte in the Minas Gerais State of Brazil. The mine is 100% owned and operated by ArcelorMittal Brasil.
ArcelorMittal Brasil controls all of the mineral and surface rights needed to mine and process its iron ore reserves. ArcelorMittal Brasil holds mineral rights over the Central and East claims of the Serra Azul deposit of over 375 hectares and surface rights over 281 hectares. Mining legislation in Brazil does not predetermine the duration of mineral rights and as such these rights are considered valid to the point of mine exhaustion.
The Serra Azul mine is located in the North-Eastern portion of the Iron Quadrangle, in the iron rich Cauê Formation of the Itabira Group. The mineralization occurs as friable, semi compact and compact itabirites and banded hematite-silica rocks, with varying degrees of weathering and oxidation. Currently, Serra Azul mines and processes the friable itabirite with the Serra Azul expansion project (see "—Capital expenditures") contemplating the mining and processing of semi-compact and compact ores.
The Serra Azul mine also operates a processing plant consisting of a crushing facility and a three-line concentration facility, including screening, magnetic separation, spirals separators and jigging. Iron ore product is transported by truck to two railway terminals located 35 and 50 kilometers from the mine site for distribution to local purchasers of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State.
In 2021, an updated resource model was generated, incorporating the results of a 1,508m drilling program completed in late 2020. The drilling program targeted further definition of the friable itabirite (IF) ore bodies and the updated model has been used to reassess the mine life for the current IF phase of the Serra Azul Mine. This has resulted in a revised life of mine for the IF phase, with mining operations extended until 2024. No additional drilling occurred in 2022.
Following the integration of the Serra Azul Mine into ArcelorMittal Brazil in 2020, an expansion project for the Serra

Management report
Azul Mine has been approved. The project considers producing 4.5 million tonnes per annum of DRI quality pellet feed by processing compact itabirite (IC) and semi-compact itabirite (ISC) material. The IC and ISC processing plant operations are scheduled to start in the second half of 2024 (see also "—Capital expenditures) and estimated reserves for IC and ISC have been included in the Serra Azul life of mine, which has been extended until 2057.
In February 2019, the Company decided to implement the evacuation plan related to its dormant Serra Azul tailing dam. The community situated downstream to the dam was evacuated as a precautionary measure based on an updated stability report following incidents in the Brazilian mining sector. This was done to enable further testing and implementation of any additional mitigating measures. As a result, the Company has executed an agreement with the Federal and State Public Prosecutors Offices and affected families to provide temporary assistance to the families and set technical measures required to re-establish factor of safety standards. Such agreement was extended in February 2020 and negotiations regarding compensation continued in 2021, during which a Complementary Agreement Term was signed with new guidelines for compensation parameters for the impacts caused by preventive evacuation. As of December 31, 2022, the Company had entered into 278 indemnification agreements with the affected families.
EUROPE
ArcelorMittal Prijedor is the only captive mining operation within the Europe segment.

Management report
LOCATION MAP - EUROPE Mining Operation

	% of Ownership Interest	2022		2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
ArcelorMittal Prijedor	51.0
At 100% basis		1.7	1.3	1.8	1.6	1.8	1.4
At ownership interest (51%)		0.8	0.7	0.9	0.8	0.9	0.7

ArcelorMittal Prijedor
The Omarska mine is a production stage surface iron ore mine in Bosnia and Herzegovina, operated by ArcelorMittal Prijedor. The mine is located 25 kilometers south-east of the town of Prijedor, where the ArcelorMittal Prijedor headquarters are based. ArcelorMittal Prijedor was founded in 2004 as a partnership between ArcelorMittal (at the time LNM Holdings) with a 51% controlling interest and local mining company Iron Ore Mine Ljubija owning the remaining 49% stake. ArcelorMittal Prijedor is a captive mine of the Europe segment and supplies all of its iron ore production to the ArcelorMittal Zenica steel plant.
In 2022, ArcelorMittal Prijedor acquired additional mining and land rights and started iron ore mining at Ljubija Mine. Product from Ljubija mine is mixed with the product from Omarska mine and is supplied to ArcelorMittal Zenica steel plant.
The Omarska mine’s current concession was signed in 2018 for a period of 6 years. The property comprises 1,946 hectares of land and mineral rights. The Ljubija mine’s current concession was signed in 2022 for a period of 6 years. The property comprises 739 hectares of land and mineral rights. ArcelorMittal Prijedor is the registered holder of the mining rights on all cadastral plots in the Omarska mine exploitation field. Land tenure and mineral rights issued to ArcelorMittal Prijedor are indefinite and considered to be of sufficient duration to enable all reported mineral reserves on the properties to be mined in accordance with current life of mine production schedules.
The Buvac deposit at Omarska mine is located within Carboniferous clastic (shale and sandstones) and carbonate (limestone, dolomite, and ankerite) sequences, with massive siderite-limonite mineralization forming an integral part of the formation. Iron ore from the Buvac deposit is predominantly limonite-goethite with associated quartz, carbonates, and silicates of the illite type. The limonite-goethite mineralization was formed during the oxidization of the upper parts of the primary siderite bodies.
The ore body is asymmetrical, lens-shape and elongated in a northeast - southwest direction, dipping at about 8° toward the north-east from the surface to a depth of 210 meters. The deposit is approximately 1.5 kilometer long and 1.0 kilometer wide.
The Ljubija deposit is located within Carboniferous and Permian-Triassic formation rocks which are partly covered by thin Quaternary rocks. The ore within these formations is primarily composed of siderite and ankerite with secondary limonite iron facies.
The ore is excavated from the Omarska and Ljubija deposits by traditional truck and shovel open pit mining methods. At the Omarska mine, after a primary stage of crushing within the pit, the ore is transported to a processing plant via a conveyor. The processing plant on site performs crushing, screening, gravity separation, magnetic separation and filtration. At the Ljubia mine, ore is crushed and screened and sent to the Omarska mine processing plant for product blending.
ACIS
Iron ore mining operations forming part of the ACIS segment include ArcelorMittal Kryvyi Rih open pit and underground mines in Ukraine, ArcelorMittal Temirtau Orken open pit and underground iron ore mines in Kazakhstan and Thabazimbi mine in South Africa.

Management report

Thabazimbi Mine
-24.62178, 27.36158
Vanderbijlpark Steel Plant
-26.65922, 27.81659
SOUTH AFRICA
CAPE TOWN
N
200 miles (approx)
Iron Ore Mine
including WGS84 coordinates
Steel Plant
including WGS84 coordinates

LOCATION MAPS - ACIS Mining Operations

Management report

	% of Ownership Interest	2022		2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
ArcelorMittal Kryvyi Rih Open Pit	95.1
At 100% basis		11.3	4.5	25.7	11.0	24.9	10.7
At the ownership interest		10.7	4.3	24.4	10.5	23.7	10.1
ArcelorMittal Kryvyi Rih Underground	95.1
At 100% basis		0.4	0.4	0.7	0.7	0.6	0.6
At the ownership interest		0.3	0.4	0.7	0.7	0.6	0.6
ArcelorMittal Temirtau Open Pit (Lisakovsk, Kentobe and Atansor)	100.0
At 100% basis		2.5	1.4	3.6	1.8	3.3	2.0
ArcelorMittal Temirtau Underground (Atasu)	100.0
At 100% basis		2.0	1.3	1.8	1.5	1.8	1.3
ACIS at 100% basis		16.2	7.6	31.7	14.9	16.3	14.6
ACIS at the ownership interest		15.5	7.4	30.5	14.4	15.8	14.0
ArcelorMittal Kryvyi Rih
ArcelorMittal Kryvyi Rih ("AMKR") is a production stage iron ore mining complex located predominantly within the borders of the city of Kryvyi Rih, 150 kilometers southwest of Dnipro, Ukraine. The mine is 95.1% owned by ArcelorMittal and is integrated into the ArcelorMittal Kryvyi Rih steel business as a captive mine. ArcelorMittal acquired the operations in 2005. In 2022, due to the war in Ukraine, iron ore production was approximately 50% lower than planned and 58% lower than in 2021.
AMKR operates two open pits over the Novokryvorizke (Mine 2 on the map) and Valyavkinske (Mine 3 on the map) deposits, and an underground mine at the high-grade iron ore deposit of Kirova. Operations began at the Kryvyi Rih open pit mines in 1959 and at the Kryvyi Rih underground mine in 1933.
AMKR's operations control all of the mineral rights and surface rights needed to mine and process its estimated iron ore reserves, holding mineral rights over 775 hectares and surface rights over 4,827 hectares to support its surface operations, and 57.9 hectares of mineral and 160 hectares of surface rights for the underground mine operation. The subsoil use permits for the underground mine were renewed in 2021 for the next 20 years, and for the surface pits, mineral rights are due to expire in 2038, with the land lease agreements being valid until 2060 and 2061, respectively.
The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. The iron mineralization at Novokryvorizke and Valyavkinske deposits is hosted by early Proterozoic rocks containing multiple altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have a carbonate-silicate-magnetite composition. In addition, oxidized, iron-rich quartzite is mined simultaneously with primary ore and is stored separately for possible future processing. Only the magnetite mineralization is included in the 2022 open pit iron ore reserve estimates. The high-grade iron ore of the Kirova deposit is hosted by a ferruginous quartzite with martite and jaspilite.
Along with the two open pit sites and an underground mine, AMKR operates a concentrating facility and a crushing facility to produce its final product. The iron ore extracted from the open pits is crushed at the mine site through primary crushing, loaded on a rail-loading facility and transported to the concentrator. The concentration facility includes crushing, grinding, classification, magnetic separation and filtering. The iron ore is extracted from the underground mine by a modified sub-level caving method and is crushed and screened at surface into lump and sinter ore, before being transported by rail to the steel plant. The AMKR steel plant is the main consumer of the mine’s products.
Following the outbreak of the war in Ukraine in February 2022, iron ore production was approximately at 55% of capacity during the first half of 2022. During the third quarter, iron ore production was temporarily suspended due to weaker demand and logistic constraints but restarted in early October 2022 at the approximately 25% level. See also "Introduction—Key transactions and events in 2022”.
ArcelorMittal Temirtau Iron Ore Mining Assets
ArcelorMittal Temirtau has four iron ore mining operations in Kazakhstan, three open pit mines, Lisakovsk, Kentobe and Atansor, and one underground mine, Atasu. The mines are 100% owned by ArcelorMittal and integrated into and operated by ArcelorMittal Temirtau steel business as captive mines. Final

Management report
iron ore products are transported to the ArcelorMittal Temirtau steel plant by railway.
ArcelorMittal Temirtau’s operations control or convey the legal right to extend all of the mineral rights and surface rights needed to mine and process its estimated iron ore reserves. Land leases are granted by the government of the Republic of Kazakhstan.
Lisakovsk
Lisakovsk (or Lisakovsky) is a production stage open pit mine located in northwest Kazakhstan, about 110 kilometers from the town of Kostanay and 1,100 kilometers from Temirtau. The mine was commissioned in 1969 and was acquired by ArcelorMittal in 2000.
The mine leases cover 2,706 hectares to support its operations, and mining rights are held for 893 hectares, covering the area which supports the mine’s planned life of mine production. The existing mining license was extended through a new subsoil use agreement granted in 2020 for 25 years and is due to expire in 2044.
The Lisakovsk deposit is located within the western side of the Turgai trough, in the Eltaisko-Kurzhunkul ore region. It was formed by sedimentation processes and the filling of the Lisakovskaya river valley. It is a shallow sheet-like deposit, elongated along strike for 100 kilometers with a width that varies from several hundred meters to 6 kilometers. The iron mineralization at Lisakovsk occurs as an oolite deposit containing mainly hydro-goethite and goethite. The deposit has relatively high phosphorous content which can limit its utilization in the steel-making process.
Ore is excavated at the mine by traditional truck and shovel methods before being transported by rail to the processing facility located at the site. Processing comprises crushing, screening, grinding, wet jigging, wet magnetic separation and filtration.
Kentobe
Kentobe is a production stage open pit mine located in the Karkaraly District of Karaganda Region, about 300 kilometers South-East of Temirtau. The mine was commissioned in 1983 and acquired by ArcelorMittal in 2002.
The mine currently holds surface rights covering 455 hectares in support of its total operations, including 280 hectares of land owned by the Kentobe mine and approximately 175 hectares of land leased until 2026 and 2027. The mining rights are granted across the 209 hectares covering the area of the planned life of mine production. In 2017, the Kentobe mine signed an addendum with the Ministry of Industry and Infrastructural Development of the Republic of Kazakhstan for an extension of the existing subsoil agreement, which is now valid until the end of 2026.
The Kentobe deposit is an integral part of Kentobe-Togai ore field, located in the contact zone of the Topar and Kaldyrma complexes’ granitoids, in the north-eastern part of the Kent massif. The deposit is located within the eastern part of the Kentobe-Togai structure, associated with skarns and metasomatites, with intensive occurrences of dyke formations of different ages and ruptured faults. The mineralization at Kentobe is primarily magnetite, with a small component of oxidized ore within the upper horizons. The magnetite mineralization constitutes all the remaining estimated ore reserves of Kentobe mine.
Magnetite ore is excavated at the mine by conventional truck and shovel methods after drilling and blasting. Ore processing on the site includes crushing, screening, and dry magnetic separation to produce a coarse iron ore concentrate.
Atansor
Atansor is a production stage open pit mine located in the Enbekshelderskiy district of the Akmola region of Kazakhstan, 450 kilometers from the city of Temirtau and 60 kilometers to the south-east of the district center of Stepnyak. Mining of the deposit commenced in 1996 and it was subsequently acquired by ArcelorMittal in 2004.
The mine leases cover 562.4 hectares to support its total operations, with current mining rights over 124 hectares, covering the entire area of the mine’s planned life of mine production. The existing subsoil agreement is valid until the end of 2029.
The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both oxidized martitic ore and magnetite ore. Magnetite ore is of primary interest and only a small portion of excavated martite ore is included in the mine's mineral reserves.
Ore is excavated at the mine by traditional truck and shovel methods. Ore is then processed by crushing and dry magnetic separation.
Atasu
Atasu is a production stage underground mine located in the Zhanaarkinskiy District territory, 5 kilometers from the town of Karazhal and about 400 kilometers south/southwest of Temirtau. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. The mine was acquired by ArcelorMittal in 2003.

Management report
The mine leases cover 457.9 hectares and 327 hectares of mineral rights to support its total operations, including the entire area of the mine’s planned life of mine production. The current mining lease was obtained in 2003 and the existing subsoil agreement is due to expire at the end of 2026.
The Atasu operations mine the West Karazhal deposit, which is a primary hematite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity.
Ore is currently mined from the +44m Level by the sub-level caving method, using portable drilling and blasting equipment, scraper winches during loading and underground electric locomotives for transportation. Excavated iron ore is treated at the processing plant by crushing, classification and wet jigging to produce lumps and fines iron ore products.
A project is currently underway to complete a detailed study for the development of the -10m level, which is anticipated to replace the current ore source once it is fully depleted.
South Africa
The Thabazimbi mine in the Limpopo Province of South Africa is an exploration stage captive mine of ArcelorMittal South Africa ("AMSA") steel. AMSA took full ownership of the Thabazimbi operations from Kumba Iron Ore in November 2018.
Open pit operations at Thabazimbi ceased in 2016, and the mine is currently only engaged in the rehandling of iron ore from stockpiles of ROM material from historical production.
The Thabazimbi mine holds surface rights over 10,952.8 hectares and mineral rights over 8,662.3 hectares, valid until 2039.
In 2021 and 2022, mining consultancy VBKOM was contracted to complete a pre-feasibility study and estimate the remaining in-situ mineral resources for Vanderbijl deposit, which are reported in this report. Further studies to define mineral reserves and life of mine are planned to commence in 2023.
The Vanderbijl iron ore deposit at Thabazimbi, for which the resources are estimated, is located on the northern margin of the Transvaal sub-basin. The Transvaal Supergroup was deposited in an open marine sedimentary basin developed on the Kaapvaal Craton within fluvial, deltaic to marine depositional environments. The iron ore deposits are developed at or close to the transitional contact zone of the combined footwall dolomites and upper transitional shale beds (including the overlying ≈15 m thick chert-rich shale layer) of the Malmani Subgroup and the overlying BIFs of the Penge Formation.

Management report
MINING
Iron ore mining operations forming part of the Mining segment include AMMC in Canada and AML in Liberia.

Iron Ore Mine
including WGS84 coordinates
Exploration Project
including WGS84 coordinates
Pellet Plant
including WGS84 coordinates
N
100 miles
(approx)
Mont Wright Mine
52.75801,
-67.31516
Fire Lake Mine
52.35514,
-67.36776
Mont Reed Exploration Project
52.0092,
-68.08964
Port Cartier Pellet Plant
50.03125,
-66.7996
CANADA

LOCATION MAP - AMMC

Management report
LOCATION MAP - AML

	% of Ownership Interest	2022		2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
AMMC	85.0
At 100% basis		66.9	24.1	65.6	22.0	67.0	23.2
At ownership interest (85%)		56.9	20.5	55.8	18.7	56.9	19.7
AML	85.0
At 100% basis		4.3	4.4	4.6	4.2	5.3	5.1
At ownership interest (85%)		3.6	3.8	3.9	3.6	4.5	4.4
Mining segment at 100% basis		71.2	28.5	70.2	26.2	72.3	28.3
Mining segment at the ownership interest		60.5	24.3	59.7	22.3	61.4	24.1
AMMC
AMMC is structured in two partnerships ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P., which are both held at 85% by ArcelorMittal with a 15% non-controlling interest held by 9404-5515 Québec Inc., a consortium constituted, among others, of POSCO, South Korean Steel Company and China Steel Corporation.
AMMC is a production stage property, including two deposits at Mont-Wright and Fire Lake, and another deposit at Mont-Reed.

Management report
The mines at Mont-Wright and Fire Lake are operated by AMMC and are both open-pit producing mines, consolidated in one production schedule and life of mine supporting the AMMC property's disclosed mineral reserves. The deposit at Mont-Reed is currently in an exploration stage.
The Mont-Wright and Fire Lake deposits are located in Québec, Canada. Mont-Wright is located near Fermont, and Fire Lake is located 85 kilometers south-east of Fermont. The Mont-Reed deposit is located approximately 130 kilometers southwest of Mont-Wright. Along with the Mont-Wright and Fire Lake mines, AMMC operates an ore processing plant located on-site at Mont-Wright, as well as a pelletizing plant located at the Port-Cartier port.
Headquarters of the mines are based in Greater Montreal. Fermont, the town site built to support the mining operations, is located 16 kilometers east of the Mont-Wright mining complex and is connected by Highway 389 to Baie-Comeau, which is 570 kilometers away. The Mont-Wright and Fire Lake mines are located approximately 400 kilometers north of the city of Port-Cartier and approximately 1,000 kilometers north-east of Montreal.
AMMC mining property comprises 35,722 hectares of mineral rights across six mining leases, five patented parcels and six hundred and forty-one map designated claims. Patented parcels have no expiration dates or lease fees whereas active leases are valid for a period of ten years. All current leases expire between 2025 and 2033 and can be renewed as needed, with reports on material moved disclosed to the government on a yearly basis.
The Mont-Wright, Fire Lake and Mont-Reed deposits are all Lake Superior–type banded iron formations, the metamorphic equivalent to other iron formations within the Labrador Trough iron district. While Mont-Wright and Fire Lake are hematite-rich deposits, Mont-Reed has a greater ratio of magnetite.
Mont-Wright and Fire Lake are surface pit producing mines, with the mining operations carried out in conventional large-scale open pits employing industry standard technology and equipment to mine ore with grades averaging approximately 29% Fe.
All mined ore from Mont-Wright and Fire Lake is processed at the Mont-Wright processing plant, with material from Fire Lake brought in by train. Feed ore material is fed through the crusher and concentrated in the processing plant in Mont-Wright using a gravity separation method. Concentrate is shipped to Port-Cartier, Québec, Canada, via private railroad, to the pelletizing facilities and port operations. The main products sold are concentrate and a variety of pellets.
AML
AML is an open pit production stage property and has been mining direct shipping ore ("DSO") from the Mt. Tokadeh and Mt. Gangra deposits in northern Nimba, Liberia, since 2011. ArcelorMittal’s ownership at AML is 85%, with the remaining 15% owned by the Liberian Government. The construction of the mine commenced in 1960 by a group of Swedish companies, which ultimately became the Liberian American-Swedish Minerals Company (“LAMCO”), and production commenced on the Nimba deposit in 1963. After LAMCO ceased production in 1992, AML signed a Mineral Development Agreement (MDA) in 2005 with the Liberian Government. In 2021, AML signed an amendment to the MDA with the Liberian Government, which is currently under the legislative ratification process.
Under the MDA, AML is currently developing three deposits located approximately 300 kilometers northeast of Monrovia, Liberia. Three deposits within the MDA are grouped under the name “Western Range Project”, which includes the Mt. Tokadeh, Mt. Gangra and Mt Yuelliton deposits. The concession area granted to AML by the Liberian Government as per the MDA, with rights to explore or mine iron ore covers approximately 51,342 hectares and is valid until 2030. Within the concession area, AML has a Class A mining license for the Mt. Tokadeh, Mt. Gangra and Mt Yuelliton deposits. In addition to the rights to explore and mine iron ore, the Liberian Government has granted the right to develop, use, operate and maintain the Buchanan to Yekepa railroad and the Buchanan port, along with an area at Buchanan for township and industrial facilities for material handling and workshops.
The Nimba itabirites is a 250 to 450-meter-thick recrystallized iron formation. Although the iron deposits at Mt. Tokadeh, Mt. Gangra and Mt Yuelliton fit the general definition of itabirite as laminated metamorphosed oxide-facies iron formation, they are of lower iron grade than the ore previously mined at Mount Nimba. Tropical weather effects have caused the decomposition of the rock forming minerals resulting in enrichment in the iron content that is sufficient to support a DSO operation and accordingly, currently, only high grade ore reserves of oxidized iron ore are mined. This ore only requires crushing and screening to make it suitable for export. The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Mt. Tokadeh to the port of Buchanan. The facilities at the port consist of tail pulley platforms, conveyor system, quayside including bays for iron ore storage, fuel quayside jetty, equipment workshop and the final product storage. The final product is supplied to ArcelorMittal's steel plants in Europe, with the balance of any product being shipped to the external European market.

Management report
In 2013, AML had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes per annum of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force majeure declaration by the onsite contracting companies. AML has now completed the revised feasibility study, which was updated in 2019-20 to apply best available technology and replace wet with dry stack tailings treatment. On September 10, 2021, the Liberian Government and ArcelorMittal signed an amendment to the MDA, which is currently under the legislative ratification process, for a substantial expansion of mining operations. The Phase 2 expansion includes the construction of a 15 million tonnes per annum concentrator plant project to treat oxidized and transitional ores to significantly ramp up production of premium iron ore. The concentrator phase, to be constructed in modules, will transition AML to a premium product category (high grade concentrate) asset while achieving a low FOB and CIF-China cost position (with the economies of scale projected to more than offset the cost of concentration). The expansion project - which encompasses processing, rail and port facilities - will be one of the largest mining projects in West Africa. The capital required to finalize the project is currently under review given impacts of inflation and enlarged scope and will be communicated in the first half of 2023. It is effectively a brownfield expansion given that 85% of the procurement has already been done (with the equipment on site) and 60% of the civil construction is complete. First concentrate is expected during the fourth quarter of 2024. Under the agreement, the Company has further expansion opportunities of up to 30 million tonnes per annum. The revised feasibility study also contemplates a future change to the processing infrastructure to enable the production of high quality concentrate from the magnetite dominant fresh ores (Phase 3). Other users may be allowed to invest for additional rail capacity. See also "—Capital expenditures".

JOINT VENTURES AND ASSOCIATES
AMNS India is a joint venture in which ArcelorMittal and NSC hold a 60% and 40% interest, respectively.

N
100 miles
(approx)
NEW DELHI
INDIA
Ghoraburhani-
Sagasahi Mine
21.93569, 85.28403
Thakurani Mine
22.11683, 85.43359
Hazira
Steel Plant
21.105610, 72.650498
Iron Ore
Mine
including WGS84
coordinates
Steel Plant
including WGS84
coordinates

LOCATION MAP - INDIA

Management report

	% of Ownership Interest	2022		2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
AMNS India	60.0
At 100% basis		9.1	8.9	7.4	6.8	1.8	1.6
At ownership interest (60%)		5.4	5.3	4.5	4.1	1.1	1.0
Thakurani mine
AMNS India's Thakurani iron ore mine is a production stage open pit mine in the Odisha state of India. AMNS India holds surface and mineral rights over 228 hectares to support its Thakurani operations, located 320 kilometers to the north of the Odisha capital Bhubaneswar and 4 kilometers east of the town of Barbil.
The operation and mining rights to the Thakurani operations were obtained by AMNS India in February 2020 through the Indian Government Mining Block auction scheme. The Thakurani open pit mine has been operated since 1961 and has both mature mining pits and undeveloped resource areas. AMNS India commenced mining operations in mid-2020, following the demobilization of the previous claim holder, Kaypee Enterprises.
AMNS India has a permit in place for 5.5 million tonnes per annum of ore production, designated for internal consumption only. The ramp-up to a capacity of 5 million tonnes per annum was completed in 2021. The mining lease deed was executed on June 27, 2020 for a period of 50 years to June 26, 2070. Until June 27, 2021, all production from the mine had to be consumed by specified AMNS India end use plants, after which up to 25% of production may be sold to a third party. A submission approved by the Indian Bureau of Mines in late 2020 has increased the permitted production rate to 7.99 million tonnes per year from 2023.
The Thakurani operations lie in the south eastern part of the Singhbhum-Keonjhar-Bonai iron ore belt, a narrow NNE-SSW directional trending folded syncline that runs through northern Odisha, India and southern Jharkhand, India. The Precambrian horseshoe shaped belt is a well-known iron ore province hosting many iron ore deposits. The enriched sequence is a traditional Banded Iron Formation that has been subject to significant weathering that has enriched the iron ore deposits. Ore is generally of the friable hematite type, however more competent hematite ores and friable goethite ores are also present.
The current mining operation at Thakurani is being carried out by conventional mining methods using excavators and trucks for ore transportation to a mobile crushing facility. Ore from the Thakurani operation is crushed and screened on site before being transported by road to the Dabuna beneficiation plant located approximately 40 kilometers to the south. Beneficiated material is then transported by slurry pipeline to the pelletizing plant at Paradip, located on the coast at Bay of Bengal.
Ghoraburhani – Sagasahi mine
The Ghoraburhani – Sagasahi mine is a production stage open pit iron ore mine, located in the Sundargarh district of Odisha, state of India. The operation and mining rights to the Ghoraburhani – Sagasahi operations were obtained through the AMNS India takeover of ESIL in December 2019. The mining lease deed was executed on March 26, 2021, for a period of 50 years and permits production of up to 7.16 million tonnes per annum of ore primarily for captive usage. AMNS India holds surface and mineral rights over 139 hectares at the Sagasahi mine.
The Ghoraburhani – Sagasahi operations lie in the south- western part of the Singhbhum-Keonjhar-Bonai iron ore belt. The enriched sequence is a traditional Banded Iron Formation that has been subject to significant weathering and deformation that has enriched the iron ore deposits. Ore is generally of lateritic iron ore/ hard laminated ore on the top followed by soft laminated ore and friable hematite with intercalations of friable shaly ore and limonitic ore are also present.
Ore mining commenced at the Ghoraburhani – Sagasahi mine in September 2021 by conventional mining methods, using excavators and trucks for ore transportation to a mobile screening & crushing facility. There are currently no processing facilities at the site. Mineral resources and mineral reserves have been reported in 2022 after completion of exploration. Following this, a pit optimization and life of mine plan was generated for the mine, forming the basis for the reported mineral resources and mineral reserves.

Management report
Baffinland
ArcelorMittal has a non-controlling interest at the associate Baffinland iron ore mine.
LOCATION MAP - BAFFINLAND

	% of Ownership Interest	2022		2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
Baffinland	25.23
At 100% basis		7.2	5.9	6.3	5.5	7.8	6
At ownership interest (25.23%)		1.8	1.5	1.6	1.4	2.0	1.5
The Mary River mine is a production stage open pit high-grade iron ore mine. The mine is operated by Baffinland Iron Mines Corporation, a privately owned Canadian mining company.
The Mary River property is located within the Arctic Circle on north Baffin Island, in the Qikiqtani Region of Nunavut, Canada, approximately 1,000 kilometers (620 miles) northwest of Iqaluit, the capital of Nunavut. It comprises five high grade deposits and six prospects, which represent high grade examples of Algoma-type iron formation consisting of magnetite, hematite and specular hematite mineralization. The project began commercial production on Deposit No. 1 in 2014.
In March 2011, ArcelorMittal acquired 70% of the Mary River mine project, with Nunavut Iron Ore Inc. (“NIO”), an affiliate of

Management report
The Energy and Minerals Group (“EMG”), owning the remaining 30%. In February 2013, ArcelorMittal and NIO entered into a joint arrangement and equalized their shareholdings at 50/50. Subsequently, following equity funding commitments and conversion of preferred shares into equity, both exercised by NIO only, ArcelorMittal’s share over time decreased to 25.23% as of December 31, 2020. In September 2020, the corporate structure was reorganized whereby NIO became the sole parent company of Baffinland, while ArcelorMittal together with EMG became shareholders of NIO. Following this reorganization, ArcelorMittal retained its participation in the project and as of December 31, 2022, holds a 25.23% interest in NIO.
Baffinland’s total mineral tenures (including leases, mineral claims and exploration rights) cover an area of approximately 393,005 hectares (971,136 acres). Of this, approximately 15% is subject to mining leases (being leased claims under the Nunavut Mining Regulations), 73% is covered by mineral claims (being recorded claims under the Nunavut Mining Regulations) and the rest by exploration rights.
Baffinland has two main operating locations – the mine site at Mary River and Milne Port, located approximately 86 kilometers north-west of the mine site. The Mary River mine is self-sustaining and is equipped with an airstrip and aerodrome. It is a conventional open pit truck and shovel operation. Ore is delivered to crushers before the crushed product is transported via the 100 kilometer Tote road to Milne Port. Milne Port has been fully developed to accommodate a 5 million-tonne ore stockpile, an ore dock, maintenance facility, and associated infrastructure for the operation of the port facilities. Baffinland can only ship during the open water season (typically July to October), but may conduct haulage of ore to the port throughout the year.
In 2022, Baffinland operated within an approved Early Revenue Phase, which permitted up to 6.0 million tonnes per annum to be hauled to and shipped from Milne Port. The current permitting limit on trucking and shipping is 4.2 million tonnes per annum. However, as per previous years, Baffinland expects to obtain continued approval for an increase to 6 million tonnes per annum for 2023.
Baffinland is progressing various studies for the potential expansion of production, which includes construction of a railway to replace the existing truck haul operation for transport of iron ore from the Mary River mine to Port. See also "—Capital expenditures—Update on previously announced investment projects".
Coal Operations
ArcelorMittal Temirtau has eight underground coal mines located in and around Karaganda in Kazakhstan: Kostenko, Kuzembaeva, Saranskaya, Abayskaya, Kazakhstanskaya, Lenina, Shakhtinskaya and Tentekskaya.

Management report
LOCATION MAP - ArcelorMittal Temirtau Coal

	% of Ownership Interest	2022		2021		2020
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
Karaganda - Kazakhstan	100.0	7	2.6	8.3	3.3	9.5	3.6
ArcelorMittal Temirtau (Karaganda– Kazakhstan– Kazakhstan Coal Mines)
All eight coal mines are production stage underground mines and are captive to the Temirtau steel operations, since entering the structure of Ispat-Karmet JSC, Coal Division (now ArcelorMittal Temirtau JSC, Coal Division) in 1996. All of the mines are operated by ArcelorMittal Temirtau JSC, Coal Division.
The mines are located 5 to 30 kilometers to the west from the city of Karaganda, in an area with well-developed infrastructure around the capital of the Karaganda region of the Republic of Kazakhstan.
The subsoil use contract and license for all coal mines in Karaganda was renewed with the Government of Kazakhstan in 2022 and the license is issued with a validity period of 20 years. The total area under mineral rights is 28,638 hectares after a small portion of land was returned to the State. Land tenures of the Karaganda coal mines cover 13,349 hectares.
The coal mines of ArcelorMittal Temirtau are located in the Karaganda Coal Basin. The basin is more than 3,000 square kilometers and was formed by strata of Upper Devonian and Carbonic ages, Mesozoic and Cainozoic formations. Due to structural peculiarities, the coal basin is divided into three geology-based mining areas. ArcelorMittal Temirtau's coal mining operations are performed in the three distinct mining areas: Karagandinskiy (Kostenko, Kuzembayeva, and Saranskaya mines), Sherubay-Nurinskiy (Abayskaya and Shakhtinskaya mines) and Tentekskiy (Kazakhstanskaya, Lenina, and Tentekskaya mines).
The Kostenko mine occupies the central part of the industrial district of the Karagandinskiy area. In the west and north-west it borders with the closed Gorbacheva and Severnaya mines.
The Saranskaya and Kuzembayeva mines operate in the Saran district of the Karagandinskiy area.
The Abayskaya and Shakhtinskaya mines operate in the territory of the Sherubay-Nurinskiy area located in in the southern part of the north-east limb of the Sherubay-Nurinskiy syncline (Brachy syncline).
The Lenina, Kazakhstanskaya, and Tentekskaya mines operate in the territory of the Tentekskiy area. Tentekskaya is in the north-west part of the Sherubay-Nurinskiy syncline.
In all mines, coal mining is carried out by longwall and development production faces. The produced coal is transported via belt infrastructure and skip shafts to the surface. From there, ROM coal is dispatched via a rail network to coal preparation plants (Vostochnaya and Temirtau) for processing.
For beneficiation of the coal, two washeries are operated. All mines are connected to the main railway, and coal is transported by railway to the coal wash plants. Surplus coal concentrate, when available, is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China. Additionally, low quality coking coal rejected from the metallurgical coal concentration process is provided to a power plant which supplies power and heated water to Temirtau city and the ArcelorMittal Temirtau steel plant.
ArcelorMittal’s coal operations in Kazakhstan face particularly significant safety challenges. An accident in November resulted in five fatalities and the stoppage of all degassing operations during November and December 2022. Mining operations have since restarted, at a gradual pace with the full ramp-up of production to pre-accident levels expected by the second quarter of 2023. Focused attention is being devoted to address the safety challenges. Intensive safety improvement programs have been put in place with a focus on cultural change, structural integrity of physical assets and operational reliability. See "Business Overview—Sustainable Development—Health and Safety—Focus on Kazakhstan".
Estimates of Iron Ore and Coal Mineral Reserves and Mineral Resources
For the meanings of certain technical terms used in this annual report, see “Glossary - definitions, terminology and principal subsidiaries”.
The estimates of mineral resources and mineral reserves at the Company’s mines and projects and the estimates of the mine life included in this report have been prepared by qualified persons, in accordance with the guidelines for mining property disclosure requirements in accordance with S-K 1300. Qualified persons are either third parties or employees of a third party that

Management report
is not affiliated with ArcelorMittal, or are employees of ArcelorMittal, with no direct or indirect economic interest in ArcelorMittal or its shares. No qualified persons have been employed on a contingent basis. For additional information about the qualified persons identified below, please see the exhibits to this annual report.
Only measured and indicated mineral resources, where the level of geological certainty associated was sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit, were converted to proven or probable mineral reserves for each of the mineral properties under the summary disclosure.
The 2022 mineral resource and mineral reserve estimates at the AMMC mining property have been prepared by qualified persons who are employees of ArcelorMittal.
The 2022 mineral resource and reserve estimates for the Las Truchas and San José mines (consolidated as Mexico, excluding Peña Colorada in the tables below) were prepared by qualified persons of WSP and Forte Dynamics. Peña Colorada contracted SLR Consulting (Canada) Ltd. to provide the 2022 mineral resource and reserve estimates for the Peña Colorada mine.
The 2022 mineral resource and reserve estimates for the Andrade and Serra Azul mines (consolidated as Brazil in the tables below) were prepared by qualified persons of the GE21 Consultoria Mineral, with the support of the ArcelorMittal Brazil local team.
The mineral resource and reserve estimates for the AMKR (Ukraine) open pit and underground operations as of December 31, 2022 were prepared by LLC "KAI". Mineral resource and reserve estimates for the ArcelorMittal Temirtau iron ore surface mines (consolidated as Kazakhstan Open Pit in the tables below) and underground mine (Kazakhstan Underground in the tables below) were prepared by qualified persons who are employees of ArcelorMittal.
For 2022, mineral resource and reserve estimates for the Thakurani and Ghoraburhani – Sagasahi mines (India in the tables below) were prepared by a qualified person of BMRC Geomining Solutions LLP.
AML's 2022 mineral resources and mineral reserves were estimated by qualified persons who are employees of ArcelorMittal. In 2022, a qualified person of VBKOM (Pty) Ltd estimated the mineral resources for the Vanderbijl pit at Thabazimbi (South Africa in tables below). Estimates of mineral reserves are not reported in 2022 for ArcelorMittal South Africa iron ore operation Thabazimbi. Mineral resources and mineral reserves as of December 31, 2022 for ArcelorMittal Prijedor
(Bosnia in the tables below) were prepared by an independent qualified person. The mineral resources and reserves for the Mary River Mine (Baffinland in the tables below) as of December 31, 2022 were estimated by a qualified person of SLR Consulting (Canada) Ltd.
ArcelorMittal Temirtau's mineral resources for the eight coal mines (Kazakhstan-Karaganda in tables below) as of December 31, 2022 were estimated by qualified persons of WSP. 2022 mineral reserves for coal mines have been estimated by qualified person who is an employee of ArcelorMittal.
The point of reference of reporting all of ArcelorMittal's mineral resources and reserves in the tables below is in situ for resources and the point of delivery of the ROM material to the processing plant for reserves. All material is reported on a wet basis and grades on a dry basis. The effective date for reporting of all mineral resources and reserves is December 31, 2022.
For each of the mining operations under the summary disclosure, economic viability of the declared mineral reserves has been determined by the qualified persons using a discounted cash flow analysis, demonstrating that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The estimated mine life reported in this table corresponds to the duration of the production schedule of each operation based on the 2022 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2022 production. Mine life of each operation is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from mineral reserve estimates only. The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis, considering the entire value chain. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Mineral reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. The Company’s reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Introduction—Risk factors—Risks related to ArcelorMittal’s mining activities".
The reported iron ore and coal reserves contained in this report do not exceed the quantities that the Company estimates could

Management report
be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2022. The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices, adjusted for local market conditions, freight, inland logistics costs, and final product value in use premiums/penalties, and operating and sustaining capital costs. The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations. Such sustainability in turn depends on expected future operating and capital costs. Estimates of reserves and resources can vary from year to year due to the revision of mine plans in response to market and operational conditions, in particular market price. See “Introduction—Risk factors—Risks related to ArcelorMittal’s mining activities—ArcelorMittal’s reserve and resource estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.”
To ensure that mineral resource estimates for all mines satisfy the requirements for reasonable prospects for economic extraction ("RPEE") requirement, reasonable technical and economic factors were considered by qualified persons in the process of derivation of the ultimate mineral resource pit shells or underground constraining wireframes and other spatial controls used to constrain the mineralization. Factors used are current, considered to be reasonably developed, and are based on generally accepted industry practice and experience.
Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis. Metallurgical recoveries are accounted for in the concentrate tonnes calculation based on historical processing data and are variable as a function of head grade.
ArcelorMittal owns less than 100% of certain mining operations; mineral reserve and mineral resource estimates have been adjusted to reflect ownership interests and therefore reflect the portion of total estimated mineral reserves and resources of each mine attributable to ArcelorMittal as per the Company’s ownership interest in each mine at December 31, 2022.
The classification of the iron ore and coal reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.
The following table summarizes ArcelorMittal’s mineral reserves as of the end of the fiscal year ended December 31, 2022 in the aggregate, and by commodity and country and for each property containing 10% of more of ArcelorMittal’s combined mineral reserves. Mineral reserve quantities are rounded to million tonnes. Unless indicated otherwise below, for the purpose of determining iron ore mineral reserves, ArcelorMittal has used a long term iron ore reference price of $60 per tonne for 62% Fe fines, based on supply / demand fundamentals and industry cost curve adjusted upwards or downwards for mine specific factors and further adjusted for grade, logistics, and other adjustments.

Management report

Iron Ore	% of Ownership Interest[15]	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
		Millions of Tonnes	% Fe 1	Millions of Tonnes	% Fe 1	Millions of Tonnes	% Fe 1
Canada		1,792	30.9	217	38.5	2,009	31.7
AMMC[2]	85.0	1,709	29.2	158	29.1	1,867	29.2
Baffinland[3]	25.2	83	64.5	59	63.9	142	64.3
Mexico		62	24.3	175	25.7	237	25.3
Mexico (Excluding Peña Colorada)[4]	100.0	10	36.0	106	29.0	116	29.6
Peña Colorada - Mexico[5]	50.0	52	22.0	69	20.5	121	21.1
Brazil[6]	100.0	181	46.4	252	37.2	433	41.1
Bosnia[7]	51.0	1	45.8	6	41.5	7	42.1
Ukraine		73	35.3	452	34.3	525	34.4
Ukraine Open Pit[8]	95.1	68	33.9	439	33.7	507	33.7
Ukraine Underground[9]	95.1	5	54.6	13	54.6	18	54.6
Kazakhstan		1	34.3	114	40.6	115	40.5
Kazakhstan Open Pit[10]	100.0	1	34.3	108	40.5	109	40.5
Kazakhstan Underground[11]	100.0	—	—	6	41.6	6	41.6
South Africa[12]	100.0	—	—	—	—	—	—
Liberia[12]	85.0	8	52.9	725	42.5	733	42.6
India[13]	60.0	—	—	95	61.3	95	61.3
Total Iron Ore		2,118	32.2	2,036	38.9	4,154	35.5

	% of Ownership Interest	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
Coal		Millions of Tonnes	% Ash	Millions of Tonnes	% Ash	Millions of Tonnes	% Ash
Kazakhstan - Karaganda[14]
Saranskaya	100.0	28	33.7	3	33.7	31	33.8
Kuzembaeva	100.0	20	36.6	6	36.6	26	36.6
Kazakhstanskaya	100.0	29	37.4	2	37.4	31	37.4
Lenina	100.0	19	41.5	4	41.5	23	41.5
Shakhtinskaya	100.0	23	47.5	6	47.5	29	47.5
Tentekskaya	100.0	24	38.7	1	38.7	25	38.7
Kostenko	100.0	14	39.8	12	39.8	26	39.8
Abayskaya	100.0	15	41.4	2	41.4	17	41.4
Total Coal		172	39.2	36	40.2	208	39.4
1.Unless stated otherwise, % Fe represents total Fe content for all sites except Peña Colorada where it represents magnetic Fe content only.
2.Mineral reserves for AMMC are estimated at a cut-off grade of 15% and a mass recovery of 34.9%, for a life of mine of 30 years.

Management report
3.Mineral reserves for Baffinland are estimated based on a long-term iron ore price of $84 per tonne for 62% Fe fines CFR North China, at a cut-off grade of 55% and a mass recovery of 100%, for a life of mine of 24 years.
4.Mineral reserves for Las Truchas are estimated at a cut-off grade of 10% Fe magnetic, and reserves for San José are reported at a cut-off grade of 25% Fe. The Fe recovery of Fe magnetic is 90% is considered in Las Truchas, and at San José Fe recovery considered is 75%. Life of mine of Las Truchas is 14 years and San José has a life of mine of 2 years.
5.Mineral reserves for Peña Colorada are estimated at the cut-off grade of 15% Fe magnetic. Fe recovery at the mineral reserve average head grade is 89.3% of Fe magnetic, for the life of mine of 16 years.
6.Mineral reserves for Serra Azul are estimated at 40% Fe cut-off grade and a mass recovery of 52.8% for friable material, and 29% Fe cut-off grade and a mass recovery varying from 33% to 45% for compact material, for a life of mine of 35 years. Mineral reserves for Andrade are reported at a cut-off grade of 20% Fe and 81.3% mass recovery at average, for a life of mine of 32 years.
7.Mineral reserve for ArcelorMittal Prijedor is estimated based on a price of $39.9 per tonne of product calculated based on assumptions of a non-marketable material supplied to its integrated steel plant, at 32% Fe cut-off grade and mass recovery of 75%, for the life of mine of 7 years.
8.Mineral reserve for Ukraine Open Pit is estimated at an average Fe recovery of 65.3%. Cut-off grade applied at Novokryvorizke deposit is 12% Fe, and at Valyavkinske deposit 16% Fe. Life of mine considered for the two pits combined is 23 years.
9.Mineral reserve for Ukraine Underground mine is estimated based on a price of $39.3 per tonne of product calculated based on assumptions of a non-marketable material supplied to its integrated steel plant, at cut-off grade of 48% Fe and a mass recovery of 100%, for a life of mine of 22 years.
10.Mineral reserves for Kazakhstan Open Pit mines are estimated using a price averaging $20 per tonne of products calculated based on assumptions of a non-marketable material supplied to its integrated steel plant. Atansor mineral reserves are reported at a 20% Fe cut-off grade and a mass recovery of 53.9%, for a life of mine of 5 years. Mineral reserves for Kentobe are reported at a 20% Fe cut-off grade and a mass recovery of 86.7%, for a life of mine of 15 years, and mineral reserves for Lisakovsk are reported at a 30% Fe cut-off grade and a mass recovery of 48.3% , for a life of mine of 46 years.
11.Mineral reserve for Kazakhstan Underground mine Atasu is estimated based on a price of $32 per tonne of products calculated based on assumptions of a non-marketable material supplied to its integrated steel plants, a 35% Fe cut-off grade and a mass recovery of 40.4%, for a life of mine of 3 years.
12.Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mineral reserves are estimated at a cut-off grade of 40% Fe and a mass recovery of 58.9% for the oxide and transitional material, and a 30% Fe cut-off grade and a mass recovery of 44.8% for the fresh material, for a life of mine of 31 years.
13.Mineral reserves for Thakurani and Ghoraburhani – Sagasahi are estimated using a long term iron ore price of 42 $/t based on IBM (Indian Bureau of Mines) three years average.,Mineral reserves for Thakuranii are estimated at 55% Fe cut-off grade and a mass recovery of 98%, for the life of mine of 14 years. Mineral reserves for Ghoraburhani – Sagasahi are estimated at 55% Fe cut-off grade and a mass recovery of 85%, for the life of mine of 14 years.
14.Mineral reserves of coal for all Kazakhstan-Karaganda mines are estimated based on a price of $128 per tonne of clean coal, and a minimum coal yield of 25.2% for the life of mine of 20 years. The ash cut-off grade applied at the Kazakhstanskaya, Lenina, Shakhtinskaya and Tentekskaya mines is 57% Ash with yield of 48.42% at average and the cut-off grade applied at the Saranskaya, Kuzembaeva, Kostenko and Abayskaya mines is 46% Ash and yield of 36.7% at average. The minimum seam thickness cut-off used for all mines is 0.70 m.
15.As per S-K 1300, reported mineral reserves as of December 31, 2022 reflect ArcelorMittal's ownership interest at each individual business unit.

The following table summarizes ArcelorMittal’s mineral resources as of the end of the fiscal year ended December 31, 2022 in the aggregate, and by commodity and country and for each property containing 10% or more of ArcelorMittal’s combined measured and indicated mineral resources. Mineral resource quantities are rounded to million tonnes. The reported mineral resources reflect ArcelorMittal's ownership interest at each individual business unit and are reported, exclusive of mineral reserves, on a wet basis. Mineral resource quantities are rounded to million tonnes. Iron ore and coal mineral resources are estimated based on the same long-term price forecast used for reserves, adjusted based on the applicable revenue factor and adjusted upwards or downwards for mine specific factors and further adjusted for grade, logistics and other modifying factors.

Management report

Iron Ore	% of Ownership Interest[16]	Measured Mineral Resources		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
		Millions of Tonnes	% Fe [1]	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1
Canada		1,538	28.2	1,557	29.2	3,095	28.7	1,609	30.1
AMMC[2]	85.0	1,538	28.2	1,554	29.1	3,092	28.7	1,512	27.8
Baffinland[3]	25.2	—	61.5	3	62.3	3	62.2	97	64.5
Mexico		32	28.9	75	29.2	107	29.1	25	32.3
Mexico (Excluding Peña Colorada)[4]	100.0	14	33.6	50	32.9	64	33.1	25	32.3
Peña Colorada - Mexico[5]	50.0	18	25.3	25	21.9	43	23.3	—	—
Brazil[6]	100.0	89	51.0	187	48.0	276	49.0	105	40.4
Bosnia[7]	51.0	—	41.0	4	30.8	4	31.4	1	31.8
Ukraine		76	33.5	419	34.2	495	34.1	42	52.8
Ukraine Open Pit[8]	95.1	73	32.5	401	33.3	474	33.2	6	36.7
Ukraine Underground[9]	95.1	3	56.0	18	55.6	21	55.6	36	55.5
Kazakhstan		674	35.7	53	44.4	727	36.3	9	47.4
Kazakhstan Open Pit[10]	100.0	666	35.5	38	41.4	704	35.8	2	37.1
Lisakovsk		655	35.3	19	33.6	674	35.3	—	32.3
Kazakhstan Underground[11]	100.0	8	52.8	15	52.0	23	52.2	7	50.4
South Africa[12]	100.0	—	—	38	54.4	38	54.4	43	48.0
Liberia[13]	85.0	—	—	905	38.2	905	38.2	1,046	39.1
India[14]	60.0	—	—	65	58.4	65	58.4	47	63.5
Total Iron Ore		2,409	31.3	3,303	34.5	5,712	33.2	2,927	34.8

	% of Ownership Interest	Measured Mineral Resources		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
Coal		Millions of Tonnes	% Ash	Millions of Tonnes	% Ash	Millions of Tonnes	% Ash	Millions of Tonnes	% Ash
Kazakhstan - Karaganda[15]
Saranskaya	100.0	200	26.9	55	27.5	255	27.0	11	26.7
Kuzembaeva	100.0	138	27.0	66	28.0	204	27.3	8	30.0
Kazakhstanskaya	100.0	85	25.8	21	25.3	106	25.7	1	33.1
Lenina	100.0	35	22.3	9	21.4	44	22.1	—	23.4
Shakhtinskaya	100.0	11	21.2	12	23.5	23	22.4	5	26.2
Tentekskaya	100.0	72	21.4	47	22.7	119	21.9	16	23.9
Kostenko	100.0	202	28.3	86	29.8	288	29	9	30
Abayskaya	100.0	62	25.9	35	26.5	97	26	3	28
Total Coal		805	26.3	331	27.0	1,136	26.5	53	27.1
1.Unless stated otherwise, % Fe represents total Fe content for all sites except Peña Colorada where it represents magnetic Fe content only.
2.Mineral resources for AMMC are estimated at a cut-off grade applied for all deposits is 15% Fe with a mass recovery of 34.9%
3.Mineral resources for Baffinland are estimated at the cut-off grade of 55% and a mass recovery of 100%.
4.Mineral resources for Last Truchas are estimated at a cutoff grade of 10% Fe magnetic and Fe recovery of 90%, and mineral resources for San José are reported at a cutoff grade of 25% Fe and Fe recovery of 75%.
5.Mineral resources for Peña Colorada are estimated at the cut-off grade of 10% Fe magnetic. Fe recovery at the mineral resource average head grade is 90.7%.
6.Mineral resources for Serra Azul are estimated at 40% Fe cut-off grade and a mass recovery of 52.8% for friable material, and 29% Fe cut-off grade and a mass recovery varying from 33% to 45% for compact material. Mineral resources for Andrade are reported at a cutoff grade of 20% Fe and variable a mass recovery of 70.6% at average.

Management report
7.Mineral resources for ArcelorMittal Prijedor are estimated based on assumptions of a non-marketable material supplied to its integrated steel plant, at 30% Fe cut-off grade and mass recovery of 75%.
8.Mineral resources for Ukraine Open Pit are estimated at a cut-off grade applied at Novokryvorizke deposit is 12% Fe, and at Valyavkinske deposit 16% Fe.
9.Mineral resources for Ukraine Underground mine are estimated based on assumptions of a non-marketable material supplied to its integrated steel plant, at a cut-off grade of 48% Fe and a mass recovery of 100%.
10.Mineral resources for Kazakhstan Open Pit mines are estimated based on assumptions of a non-marketable material supplied to its integrated steel plant. Atansor mineral resources are reported at a 20% Fe cut-off grade and a mass recovery of 53.9%, Kentobe mineral resources are reported at a 20% Fe cut-off grade and a mass recovery of 86.7%, and Lisakovsk mineral resources are reported at a 30% Fe cut-off grade and a mass recovery of 48.3%.
11.Mineral resources for Atasu are estimated based on assumptions of a non-marketable material supplied to its integrated steel plant, at 40% Fe cut-off grade and a mass recovery of 60%.
12.Mineral resources for Thabazimbi are estimated at a 40% Fe cut-off grade and metallurgical recovery of 60%.
13.Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mineral resource are estimated at a cut-off grade of 40% Fe and mass recovery of 58.9% for the oxide and transitional material and 30% Fe cut-off grade and mass recovery of 44.8% for the fresh material.
14.Mineral resources for Thakurani are estimated at a 45% Fe cut-off grade and a mass recovery of 98%, and for Ghoraburhani – Sagasahi mine are estimated at a 45% Fe cut-off grade and a mass recovery of 85%.
15.Mineral resources of coal for the Kazakhstan-Karaganda mines are estimated by applying an ash cut-off grade of 40% Ash, a coal seam dip of less than 30°, and a minimum coal seam thickness of 0.70 m. limited to coal that after the application of modifying factors, could meet the mineral reserves maximum raw ash and a minimum coal yield of 25.2%.
16.As per S-K 1300, reported mineral resources as of December 31, 2022 reflect ArcelorMittal's ownership interest at each individual business unit.

Cautionary note concerning mineral reserve and mineral resource estimates: With regards to ArcelorMittal’s reported resources, investors are cautioned not to assume that any or all of ArcelorMittal’s mineral deposits that constitute either ‘measured mineral resources’, ‘indicated mineral resources’ or ‘inferred mineral resources’ (estimated in accordance with S-K 1300, which is consistent with the CIM (2014) definitions) will ever be converted into mineral reserves. There is a reasonable level of uncertainty as to the existence of ‘inferred mineral resources’ and their economic and legal feasibility, and it should not be assumed that any or all of an ‘inferred mineral resource’ will be upgraded to a higher category.
Internal Controls
ArcelorMittal mining and exploration properties employ robust quality control and quality assurance processes and procedures to ensure the validity of data utilized in the estimation of mineral resources and mineral reserves.
ArcelorMittal has developed an Orebody Knowledge and Management Framework, comprising a comprehensive set of internal guidelines and management standards that govern the resource and mining activities conducted at its properties. The framework and its associated documents describe the systems and processes to be developed and implemented at ArcelorMittal properties to effectively manage activities and data for the estimation and mining of its mineral resources and reserves. This framework and its associated documents are compiled and managed by a centralized corporate team of experienced and qualified technical experts and is reviewed and updated on a regular basis.
To increase rigor over internal controls and ensure accuracy of its mineral resource and mineral reserve disclosures, in 2022 ArcelorMittal signed a contract with K2fly Limited to deploy K2fly’s RCubed Mineral Resource Governance and Model Manager platforms globally. This will enable enhanced control over the consolidation of the Company’s mineral resource and reserves disclosures. The K2fly solutions are intended to ensure enhanced internal controls with a comprehensive reconciliation and data validation process.
Databases are compiled and managed by experienced personnel engaged directly by the operating entities and business units, following documented procedures. Sample data derived from activities such as, but not limited to, exploration drilling and field sampling, is subject to thorough sample security and integrity protocols, field and laboratory quality assurance and quality control processes, and data validation procedures.
Field quality control processes and procedures will vary based on the specific nature of the drilling or sampling program, but will nominally include the use of duplicate samples, blank control samples and certified reference materials. Samples processed and analyzed at internal and external laboratories are subject to additional laboratory quality control processes including, but not limited to, duplicate samples and certified reference materials. Data verification workflows are employed for each program to ensure the quality and integrity of all data incorporated into the databases.
Historical data is subject to rigorous verification processes prior to inclusion in resource estimation databases. These procedures can include, but are not limited to, external database validation by independent parties, internal database audits, and spatial and statistical analyses. Where historical data cannot be verified to the satisfaction of the relevant qualified person, it is excluded from the databases used in the estimation processes.
Where applicable, all mineral resource and mineral reserve estimates are reconciled against mine production data and operational results. Geological interpretations and estimation parameters are updated, and modifying factors, cost and price assumptions validated and adjusted.

Management report
There are inherent risks associated with all mineral resource and mineral reserve estimations see "Introduction—Risk Factors—Risks associated with ArcelorMittal's Mining Activities".
Operating and financial review
Key factors affecting results of operations
Overview
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 after several strong years, which was a result of the global economic crisis. Similarly, the COVID-19 pandemic caused a sudden and sharp decline in economic activity and steel consumption on a global scale during 2020 in the Company's core developed markets, followed in 2021 by a significant recovery in certain industries, constrained to some extent by supply chain issues. In 2022, the global economy was adversely affected by ongoing supply chain issues, high inflation, consequential tightening of monetary policy and Russia’s invasion of Ukraine (itself aggravating inflationary pressures, particularly in the energy sector). All these shocks weighed on growth in ArcelorMittal’s core developed markets (EU, U.S.), with a negative impact on steel demand and pricing.
The sharp global recession in 2020 significantly reduced global demand for steel but the impact on demand was not prolonged, with output in developed markets rebounding strongly during the second half of 2020. Steel demand rebounded further during the first half of 2021 as developed economies reopened after vaccination progress. As expected, the impact of restrictions on physical interaction, implemented in various regions at times through 2021, due to high rates of COVID-19 infections, predominantly impacted services. However, despite continued strong consumer demand for goods and robust order levels at manufacturers, outputs were constrained by supply bottlenecks in the second half of 2021. The negative impact on manufacturing output, due to global supply chain issues, was particularly severe for auto production. Indeed, light vehicle output in units declined by 18% year-on-year in the U.S. in the second half of 2021 and was even weaker in the EU, falling by 30% year-on-year. The inability of steel end-users to raise output due to supply chain issues led to weaker than expected real steel demand in the Company’s core markets and to steel inventory increasing through the supply chain. This high level of inventory began to weigh on pricing during 2022, despite the temporary support from supply disruption due to the war in
Ukraine. This has been particularly true in the EU where the increase in energy costs, exacerbated by the fear of the need for gas rationing, negatively impacted real demand as the European economy slowed considerably. While the economy and underlying real demand were stronger in the U.S. during the first half of 2022, the Federal Reserve has raised interest rates aggressively to slow growth and dampen heightened inflationary pressure, and there is a real risk that the U.S. will be pushed into a recession in 2023, with a significant decline in residential investment, despite the strong jobs market and healthy balance sheets of households. The European market also heavily affects the Company's prospects and while in Europe there are still significant risks to the economic outlook, economic sentiment has begun to improve as elevated energy prices and the risk of energy rationing have subsided. The Company continues to believe it is unlikely that Russia would embargo all gas exports to Europe and is confident that Europe can continue to cope with the restricted Russian flows through the Nord Stream 1 pipeline. However, should Russia embargo flows to Europe and Chinese re-opening lead to additional demand for LNG in China during 2023, the need for energy rationing in the winters of 2023 and 2024 could become a concern, which would likely lead to a renewed surge in gas prices, lower real consumption by households, and continued weakness in the European economy, resulting in potentially lower steel deliveries and weaker steel prices. However, offsetting these negative trends, steel consumption is expected to continue to be supported in the U.S. by the American Jobs Plan (“AJP”) and the Inflation Reduction Act (“IRA”) and in the EU by the Next Generation EU (“NGEU”) stimuli plans over the next few years.
Despite the Company’s sales and profitability being significantly affected in developing markets in 2020, similar to developed markets, vaccination and strong past fiscal stimulus supported a significant recovery in underlying steel demand. Demand in some markets, such as Brazil and Turkey, rebounded strongly during the first half of 2021, to well above pre-pandemic levels, before reverting back to trend during the second half of 2021. As a result of above trend economic and steel demand growth in 2021, many economies suffered from high inflation, which began to impact consumer spending in 2022. In Brazil, interest rates were raised sharply through 2022 to a peak of 13.75%, to combat high inflation, and steel demand declined over 10% year-on-year in 2022 as real demand weakened and as steel users reduced excessive inventory levels. While many emerging markets are better placed to deal with crises than in the past, economic risks remain high in 2023 for many including sovereign debt sustainability in Brazil and external foreign currency debt risk in Turkey. This is especially true against a backdrop of tightening external financing conditions, concerns about global growth and weaker investor sentiment.

Management report
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. Despite the COVID-19 pandemic Chinese steel demand surprised markets with an increase in 2020, growing around 9% year-on-year. However, policy support was quickly withdrawn, and steel demand weakened sharply in 2021, declining year-on-year in the second half of the 2021. While the combination of high vaccination and booster rates and lower severity of COVID-19 variants led to an ending of restrictions in most countries during 2022, China was a major exception. Lower vaccination rates, especially among the elderly, a less developed health service and strict adherence to a dynamic zero-Covid policy resulted in significant lockdowns in many cities, with Shanghai suffering a two-month citywide lockdown in April and May 2022. This not only impacted internal supply chains but also exacerbated the downturn in the real estate market, with housing sales and new housing starts down 26% and 45% year-on-year, respectively, in the second half of 2022. This sharp reduction in underlying real demand, coupled by a smaller reduction in steel production, led a push for more exports, causing Chinese net finished flat steel exports to rise sharply in May 2022 to 5.1 million tonnes, up from an average of 2.5 million tonnes during January to April 2022. However, a weakening of global steel demand, led to net Chinese steel exports falling back to 3 million tonnes per month during the second half of 2022. The reopening of China, with the end of the zero-Covid policy at the end of 2022, and the potential cyclical recovery of the real estate market expected toward the end of 2023, together with increased infrastructure stimulus, may lead to a temporary rebound in steel demand into 2024. However, the Company continues to expect Chinese steel demand to decline in the medium-term, as infrastructure spending has been front-loaded and real estate demand is expected to weaken structurally due to lower levels of rural-urban migration. If the expected decline in demand does not coincide with renewed capacity closures, this would have a negative impact on global steel prices and spreads. However, China has recently removed the rebate on steel exports lessening the incentive to export and slightly reducing the impact of Chinese domestic spreads on world ex-China pricing. As real estate accounts for approximately 25% of the Chinese GDP (including indirect linkages to sectors such as steel, cement, glass, and metal products production), the weakness of the real estate sector has led the government to implement measures to soften the decline in real estate and stabilize GDP growth. However, the risk of a more serious decline remains, as seen in the U.S. (2006 to 2009) and Spain (2007 to 2010) where residential investment declined by around 50% peak to trough. Such a decline would have a significant negative impact on the Chinese economy and steel consumption, and likely lead to rising steel exports from China. See “Introduction—Risk Factors—Risks related to the global economy and the mining and steel industry—Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal".
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increased trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sales prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, longer term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced in recent years by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2015, 2019 and the third quarter of 2022 due to sharp declines in steel

Management report
prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example throughout 2019 as well as the fourth quarters of 2015, 2016 and 2018. In the fourth quarter of 2020 and through the first half of 2021, global steel prices surged toward historical highs in many markets, due in part to increased demand and a slower increase in supply, resulting in increased steel spreads and higher profitability. During the second half of 2021, despite strong underlying demand, a lack of inputs (e.g. semi-conductors) caused real steel demand to stagnate while steel supply continued to increase. This led steel prices to decline, faster than any decline in raw material costs leading to spread compression. During the first half of 2022, this was partially offset by an increase in the average price of annual automotive contracts and temporary steel price support due to disruption to supply from the war in Ukraine. However, the decline in spot steel prices during the second quarter of 2022 mainly impacted the third quarter results due to the significant lag between transactions and deliveries, especially for flat products. Furthermore, steel spreads, especially in Europe were compressed by elevated energy prices, particularly gas, and destocking at stockists and end-users through the second half of 2022, adversely impacting the companies’ deliveries and profitability. Steel prices declined faster than raw material prices in both the third and fourth quarters of 2022, with significant compression of spreads. However, the fourth quarter of 2022 was the peak of the destocking cycle and whilst risks to the economic outlook remain, apparent demand is improving from the lows of the fourth quarter of 2022.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices. Volatility on steel margins aside, the results of the Company’s Mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. Robust recovery of steel demand and production following the initial shocks of the COVID-19 pandemic continued in the first quarter of 2021 with iron ore prices rising further to an average of $167/t. In the second quarter of 2021, the seaborne iron ore price jumped to over $200/t as rising steel production in China coincided with tight supply, significantly increasing the profitability of ArcelorMittal’s mining operations. Since mid-2021, iron ore prices have fallen back to an average of $111/t in the fourth quarter of 2021 as Chinese crude steel production declined. Iron ore prices then rebounded during early 2022 on supply disruption, with prices rising to over $150/t in March/April before falling back to an average of $101/t in the second half of 2022 and a low of $81/t as Chinese production was cut in response to low domestic real demand and rising inventory levels. Although iron ore prices have since rebounded to over $120/t, a renewed fall of iron ore prices, which may occur, for example, if Chinese demand weakens sharply, would negatively impact ArcelorMittal’s revenues and profitability. See “Introduction—Risk factors—Risks related to the global economy and the mining and steel industry—Prolonged low steel and (to a lesser extent) iron ore prices and/or low steel demand would have an adverse effect on ArcelorMittal’s results of operations.”
Economic environment
Following a strong rebound in economic activity in 2021 when global GDP recovered back to pre-pandemic levels as most major economies removed COVID-19 pandemic restrictions, with the notable exception of China, the global economy experienced several major negative shocks in 2022, causing global GDP growth to slow to 3% from 6% in 2021. These shocks include the Russian invasion of Ukraine in February 2022, a persistent and broad-base inflationary pressure, particularly in developed economies, and a slowdown in China economic activities due to disruptions from waves of COVID-19 infection. Beyond the damaging impact on lives and livelihoods, the war in Ukraine has led to a severe energy crisis in Europe as Russia cut back gas supply in retaliation of Western countries’ economic sanctions. More broadly, the conflict has also pushed up fertilizer and food prices globally, disproportionately impacting developing countries. Meanwhile, inflation in developed markets remained relatively persistent, not transitory as central banks had earlier hoped. Despite gradual easing of supply bottlenecks throughout 2022, leading to lower goods prices inflation, this has been replaced by rising prices of services. Tightness in labor markets due to strong demand for labor as economies rebounded post COVID-19, led to a rise in wages and increasing inflationary wage-price pressure. The rising global inflationary pressure triggered a rapid and synchronized tightening of monetary conditions, that began to weigh on demand towards the end of 2022. Finally, China’s frequent lockdowns under its zero-COVID policy severely impacted economic activity, especially in the second and fourth quarters of 2022. In addition to disruptions and damaged confidence, the lockdowns exacerbated the downturn in China’s real estate sector, representing approximately 25% of GDP. As a result, GDP growth slowed sharply to 3% in 2022 (from 8.1% in 2021), with actual GDP growth likely to be weaker than officially reported.
After strong growth of 6% in 2021, GDP growth in the U.S. slowed sharply to approximately 2% in 2022 as activity was dampened by high inflation and erosion of real incomes curtailing household consumption. With the U.S. being a net exporter of energy (both Oil and LNG), there was limited impact of the war in Ukraine on U.S. economic activity and inflation, as energy prices, especially gas, did not spike as high as in Europe. Instead, strong consumer demand was the main driver of inflationary pressure in the U.S. While inflation was initially driven by higher prices of goods as a result of production unable to meet strong demand due to supply bottlenecks (e.g.

Management report
semiconductor shortages curtailing automotive production) in 2021, these constraints gradually eased throughout 2022. With most COVID-19 restrictions ending during 2021, consumption patterns shifted from goods to services during 2022, leading to improved inventory of goods, driving down goods prices, while service prices were pushed higher. Strong consumer demand also increased demand for labor, leading to a historic tightness in the labor market and exerted wage-price inflationary pressure. These factors pushed inflation to a 40-year high, with the CPI peaking at 9.1% year-on-year in June 2022, before price pressures began gradually easing toward the end of 2022 and the CPI falling to 6.5% in December. While monetary policy was slow to react to the onset of inflationary pressures during 2021, the Federal Reserve ("Fed") tightened monetary policy aggressively throughout 2022, pushing interest rates to 4.25-4.5% by year-end, from 0-0.25% at the start of the 2022. GDP weakened in the first half of the 2022 mainly due to a worsening of the trade of goods deficit. During the second half of 2022, the lagged impact of tightening credit conditions led to weaker domestic demand, particularly in residential investment, as high mortgage rates dampened housing demand.
Europe was on its way to exiting the pandemic at the end of 2021, with a policy mix that supported a shift from public to private sector-led growth, while rising inflation was expected to subside as commodity prices and supply chain disruptions would ease. However, Russia’s war in Ukraine and its fallout changed this picture completely, particularly its impact on energy prices and inflation. Indeed, EU27 GDP growth in the first half of the 2022 was reasonably strong at approximately 5% year-on-year, supported by a rebound of contact-intensive services, including tourism-related sectors, whose recovery in Europe had lagged that of goods-producing sectors throughout most of 2021. However, following the Russian invasion in Ukraine, Russia (the EU’s largest energy supplier in 2021) restricted energy supplies to Europe in retaliation for economic sanctions. Natural gas imports from Russia fell to around 25% of the average levels seen between 2016 to 2020 by the end of July 2022, and to approximately 15% by the end of 2022. As a result, domestic gas prices in the EU skyrocketed, with Dutch TTF prices rising to $60/MMBtu on average in the third quarter of 2022, significantly above average pre-war levels (approximately $6/$7). While prices softened towards the end of 2022 and have fallen sharply during early 2023, Dutch TTF still averaged $40/MMBtu in 2022. High energy prices have been the major driver of inflation in the EU, causing the CPI to peak at 11.5% year-on-year in October 2022, from 2.9% in 2021. Record high electricity and natural gas prices represented a large negative shock for the vast majority of households, even in countries that do not rely much on imported gas and oil. Private consumption is estimated to have declined during the second half of 2022, due to increasing cost of living and weak consumer confidence. High energy prices also represented a major supply shock for firms, especially energy-intensive sectors such as chemicals and pharmaceuticals. Many European firms have already curtailed or plan to cut production in sectors such as fertilizers, glass, steel, and aluminum manufacturing. The ECB has also raised interest rates to combat inflation, though much less aggressively than the U.S. Fed, with interest rates rising to 2.5% by the end of 2022, from 0% at the beginning of the year. Therefore, higher energy prices, tighter financial conditions, and softer global growth, negatively impacted growth during the second half of 2022, causing EU27 GDP growth to slow to 3.4% in 2022 from 5.3% in 2021.
The Chinese economy fared relatively well in both 2020 and 2021, having been hit early by the COVID-19 pandemic but avoiding much of the later negative impacts that plagued other countries. However, economic activity in China deteriorated markedly in 2022 due to COVID-19 related restrictions, which weakened confidence and exacerbated the ongoing stress in the real estate sector, leading to lower consumption, production, and residential investment. An initial COVID-19 infection wave in early 2022 led the government to tighten social restrictions following a zero-COVID policy, with a citywide lockdown in Shanghai in April and May 2022 causing a significant negative impact on growth. China’s property downturn had already started during late 2021, as a result of more stringent regulations on developers (the so-called three red lines related to financial leverage, with caps on bank lending). The lockdown in Shanghai and the central government’s insistence on zero-COVID policies, triggered a crisis of confidence, causing a sharp decline in real estate sales and new starts, and further decline in house prices. Indeed, during 2022, sales of residential property across China dropped by nearly 25% compared with 2021, while new residential housing starts were down by 40% year-on-year. Infrastructure-focused fiscal support, policy rate and reserve requirement ratio cuts, and regulatory easing measures—including cash subsidies and lower down payment requirements—have only partially offset these headwinds. As a result, China official GDP has slowed to 3% in 2022 after strong growth of 8.1% in 2021, though real activity is estimated to be even weaker than officially reported GDP data.
In Brazil, while economic activity accelerated in the first half of 2022, growth began to slow quarter-on-quarter, during the second half of 2022, with annual GDP growth estimated at 3% in 2022 (from 5.3% in 2021). Meanwhile, inflation is falling fast, with headline CPI declining from a peak of 12.1% in April 2022 to 5.8% in December 2022, because of lower taxes on energy and telecom bills and the decline in oil prices (from its peak in the second quarter of 2022), which have allowed for a reduction in fuel prices. The recent new government under President Lula has no intention of providing a much-needed continuation of policies such as the spending cap and the autonomy of state-owned companies and banks. Higher fiscal spending is

Management report
expected to lead to increased public debt as proportion of GDP (currently approximately 74%) to rise over medium-term and increase the risk of unsustainable public finances, constraining growth.
In Turkey, real GDP grew by 7.6% year-on-year in the first half of 2022. Buoyant private consumption has been driven by favorable labor market developments, with labor force participation returning to pre-pandemic levels. Exporters have been able to exploit opportunities from disruptions of Asian supply chains, and tourism fully recovered in 2022. However, growth weakened during the second half of 2022, with GDP growth of only 3% year-on-year as investment activity has been subdued and macroeconomic imbalances have risen. The current account deficit has widened due to increased energy imports, and consumer price inflation averaged 72% in 2022 as Lira depreciated and raised import prices.
In Russia, despite heavy sanctions and Western businesses closing operations, the economy performed better-than-expected, with GDP estimated to contract by only approximately 3% in 2022. While sanctions have gravely damaged parts of Russia’s industrial base, such as automotive, which relies on foreign inputs, other industries, particularly military-related, were supported. Construction and investment also continue to grow, with private investments were gradually being replaced by state investments, especially military ones. In addition, there were few restrictions on the sale of hydrocarbons through much of 2022, meaning high energy prices helped increase export revenues and boost Russia’s current account surplus to approximately $227 billion, double the surplus in 2021. This foreign currency has helped finance imports. Despite many Western firms having stopped selling their goods and services to Russia, companies in other parts of the world have stepped up to fill the gap (e.g. China) and Russian imports have largely recovered following after the sharp drop in the months following the invasion.
Prior to Russia’s invasion of Ukraine and China’s zero-COVID lockdowns, global manufacturing output was recovering as supply constraints impacting 2021 output were gradually easing. However, these shocks caused manufacturing output to fall in the second quarter of 2022, before recovering slightly in the third quarter of 2022 and then weakening toward the end of the year as economic growth in developed markets waned. In China, the pattern was similar, after an initial fall during major lockdowns in the second quarter of 2022, manufacturing output rebounded quickly only to fall again toward the end of 2022 when output was impacted first by continued zero-COVID restrictions and then as infections took off, output fell due to absenteeism. However, industrial sectors coped relatively well with COVID-19 restrictions during the year, better than contact-intensive services sectors, where social restrictions had a more negative impact. In world ex-China, despite the easing of supply side constraints, higher energy prices increased input cost for business. Meanwhile, high inflation and subsequent monetary policy tightening, particularly outside Asia Pacific, led to weaker consumer demand for goods. As a result, manufacturing output in developed markets grew by less than 2% year-on-year in 2022, whereas developing ex-China output increased by approximately 4% year-on-year. High energy prices particularly impacted EU energy intensive industrial sectors, leading to weaker growth in manufacturing output relative to the U.S.
Following a slight decline in 2020 – the first decline since 2015, global apparent steel consumption (“ASC”) increased by over 3% in 2021, as the global economy rebounded post COVID-19 pandemic. However, high production in response to strong real demand led to high levels of steel inventories by the end of 2021. However, a weakening of real demand for steel was seen in 2022, particularly in developed markets and in China, which was compounded by a turning of the inventory cycle to destocking, especially during the second half of 2022. As a result, global ASC is estimated to have declined by just over 2% year-on-year in 2022. In China, due to persistent weakness in real estate sectors since the second quarter lockdowns, led to weak home sales and put further financial constraints on property developers, ASC is estimated to have declined by 3%. Meanwhile, ex-China ASC is also estimated to have declined slightly by 1.5% year-on-year, with developed markets declining by around 5%, much more severely than the small decline in developing-ex China. Indeed, in EU27 where the impact of the energy crisis was most severe, the decline in real demand combined with destocking, led ASC to decline by 7% year-on-year. In the U.S., demand held up better, as ASC only fell by 2.5% year-on-year, partly because higher energy prices led to more oil and gas rigs and pipe and tube demand helped offset the decline in flat steel products. In developing markets, the largest contributor to the decline in steel demand was from the CIS region caused by the Russian invasion of Ukraine. ASC in Russia is estimated to have stagnated as higher steel demand for pipe and tube offset the negative impact of sanctions on industry, especially automotive. However, Ukraine saw ASC halve in 2022, as the economy saw a significant negative impact of the invasion. Elsewhere, ASC also declined in Brazil (11% year-on-year) as well as Turkey (3% year-on-year), where demand moderated from elevated levels of 2021. In Africa and the Middle East, ASC grew in 2022 but the major country to grow last year was India where ASC is estimated to have increased by over 9% year-on-year.
Source: GDP and industrial production data and estimates sourced from Oxford Economics January 24, 2023. ASC data for U.S. from American Iron and Steel Institute (AISI) to November 2022, estimates for December 2022. ASC data for Brazil from Brazilian Steel Institute to November 2022, estimates for December 2022. ASC data for EU27 from Eurofer to October 2022, estimates for November and December 2022. ASC data for India from JPC to December 2022. All estimates are internal ArcelorMittal estimates.

Management report
Steel production
After world steel production stagnated in 2020 at 1.86 billion tonnes due to the global COVID-19 pandemic, production increased strongly by 4% year-on-year to 1.93 billion tonnes in 2021 as the global economy and steel demand recovered post-reopening. However, demand for steel was negatively impacted in 2022 as a result of several global shocks, such as zero-COVID lockdowns impacting China, high energy costs especially in Europe, and high inflation, which led to synchronized monetary tightening across developed economies. These shocks negatively impacted real steel demand, together with elevated prices in the second quarter of 2022, pushed end-users and stockists to destock, causing apparent demand to decline more sharply than real demand. As a result, world steel production declined by approximately 4.3% to around 1.85 billion tonnes in 2022. In China, with weakened domestic demand due to Covid lockdowns and real estate sector weakness, coupled with resilient ex-China steel prices, Chinese steel production was supported by rising exports, declining by only 2% in 2022. This decline in output was less significant than outside of China, where production declined by more than 6.5% year-on-year. Demand in developed markets was hit disproportionately, impacted by high inflation, energy costs and interest rates, with steel production declining by around 8% year-on-year in 2022. In comparison, Developing ex-China steel production was less significantly impacted, declining by around 5% year-on-year, with most of the decline from Russia and Ukraine. The decline was more significant in the EU (11% year-on-year) than in the U.S. (6% year-on-year), as the higher energy costs impacted the European producers much more than in the U.S. As a result, China’s share of global steel production increased to 54.5% (2021: 53.3%), followed by India who witnessed their share of global output rise to 6.7%, from 6.1% in 2021. Other regions mostly saw their share decline slightly, including East Asia (9.5% from 9.8% in 2021), EU28 (7.7% from 8.3%), NAFTA (6% from 6.1%) and Commonwealth of Independent States (“CIS”) to 4.6% from 5.5%, mainly due to a sharp decline in Ukrainian production.
Outside of China, despite high steel inventories at the start of the year, resilient demand offered some support to production during the first half of the 2022, with steel production declining by just over 3% year-on-year. However, the decline intensified during the second half of the year (approximately 10% year-on-year), when weakening real demand lead to strong destocking. In Europe, high energy costs, due to disruption of gas supplies from Russia, exacerbated the situation and led to steel producers, especially EAF producers cutting production. As a result, steel production in EU27 and UK combined, declined by almost 11% year-on-year or 17 million tonnes in 2022. In North America where production was down by over 5% year-on-year to 111 million tonnes (2021: 117 million tonnes), production fell the most in the U.S. by approximately 6% down to 81 million tonnes (2021: 86 million tonnes), followed by a 6% decline in Canada to 12 million tonnes (2021: 12.8 million tonnes) while production in Mexico was broadly stable at approximately 18 million tonnes. In Developed Asia, production also declined 7% year-on-year to 176 million tonnes (2021: 190 million tonnes), with Japan down to 89 million tonnes (2021: 96 million tonnes) and South Korea down to 66 million tonnes (2021: 71 million tonnes). In developing markets, the largest decline in steel production was in the CIS due to the Russia invasion of Ukraine, where production fell by 6% year-on-year in Russia, while production in Ukraine slumped to only 30% of the production levels prior to the war, according to data from World Steel Association. Elsewhere, other major developing economies have also seen production in 2022 falling year-on-year due to both weak real demand and destocking (ASEAN: -7.2%, South America: -5%, and Turkey: -13%), the main exceptions where steel production increased year-on-year are India, where production rose by almost 6% to 125 million tonnes (2021: 118 million tonnes), and the Middle East (+7% up to 44 million tonnes) as the region benefited from higher oil prices.
Source: Steel production data are compiled using World Steel data for 61 countries for which monthly data is available (which together account for 97% of World production). 61 Countries Include: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, Netherlands, Spain, Sweden, United Kingdom, Turkey, Norway, Canada, Mexico, United States, Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Venezuela, Egypt, South Africa, Libya, Kazakhstan, Russia, Ukraine, Iran, Saudi Arabia, United Arab Emirates, Japan, South Korea, Taiwan, China, India, Pakistan, Thailand, Vietnam, Australia and New Zealand. Production data is available for till December 2022, with some World Steel estimates for missing data
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in the European Union (“EU”) since 2012. ASC increased approximately 13% between 2012 and 2019, while finished steel imports increased by approximately 70%, taking market share from domestic producers. Over this period total finished imports have risen from almost 14 million tonnes in 2012 to over 23 million tonnes in 2019, causing import penetration to rise to 17% in 2019 from 11% in 2012.
While import penetration fell slightly to 16% in 2020 as the COVID-19 pandemic led to a sharp decline in both ASC (-11% year-on-year) and imports (-15% year-on-year), in 2021, the strong rebound in ASC (+16% year-on-year) coupled with supply side constraints that led to elevated steel prices, attracted a 35% increase in steel imports. This led to import penetration increasing to 19% in 2021.
During the first half of 2022, steel imports rose by around 18% year-on-year, mainly due to a significant increase in imported steel during the first quarter (39% year-on-year). Whereas import growth was much weaker during the second quarter (3% year-on-year), as imports of steel from Russia and Ukraine fell

Management report
due to the war in Ukraine and the EU’s ban of Russian imports of finished steel. The war in Ukraine has led to a spike in energy prices, particularly for European domestic natural gas prices due to its large exposure to Russian supply. As a result, energy price inflation pushed European inflation higher, eroding household’s real incomes and slowing GDP growth. Real demand for steel declined, which coupled with a sharp destocking, led to lower ASC in the second half of 2022. Weaker demand caused steel imports to decline by approximately 15% year-on-year in the second half of 2022. As a result, steel imports in 2022 are broadly flat, remaining at similar levels as in 2021. However, with ASC declining, import penetration rose to approximately 20% in 2022, up from 19% in 2021
Traditionally, imports into EU27 (Europe excluding UK and EU) have come from the Commonwealth of Independent States (“CIS”), China, Turkey, Developed Asia and the UK, with these regions accounting for approximately 75% of imports between 2015 and 2020. While CIS had the largest share of EU imports, accounting for approximately 25% of imports in 2020 and 2021, the war in Ukraine and the EU’s subsequent sanctions on the Russian economy, caused imports from the CIS to halve in 2022, reducing CIS’s imports share to only 11%. Lower CIS imports were offset by high growth in imports from both Developed Asia (26% year-on-year) and China (19% year-on-year), leading to import share increasing to 20% from Developed Asia (2021: 14% share) and to 9% from China (2021: 5% share). Import share increased from ASEAN, albeit to a lesser extent, rising to 8% (2021: 6%). Outside Asia Pacific, the import share of other major regions remained broadly stable at levels similar to 2021 (Turkey: 17% share – India: 10% share – NAFTA: 8% share – UK: 6% share – Africa: 6% share).
See “Business overview—Government regulations—Foreign trade” and “Introduction—Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”
Source: Eurostat imports to October 2022, internal company estimate for November and December 2022. ASC data from Eurofer to October 2022, internal company estimates for November and December 2022. All historical data now refers to EU27 after UK left the European Union.
United States
Finished steel imports peaked in 2014 at almost 30 million tonnes with an import share of 28%, before declining to approximately 18 million tonnes in 2019 (or an import penetration of 19%), helped by the implementation of Section 232 in 2018, adding a 25% tariff on most imports from outside United States-Mexico-Canada Agreement ("USMCA"). While imports fell sharply to 14.1 million tonnes in 2020 (or import penetration of 18%) due to COVID-19 pandemic, the strong recovery in economic activity and real steel demand led to imports rising to 19.9 million tonnes (or an import penetration of 21%) in 2021.
Steel imports continued to increase strongly during 2022, particularly during the first half of the year, where imports rose by approximately 33% year-on-year, much stronger than the increase in steel demand. This led to import penetration to increase to 24% during the first half of 2022. During the second half of 2022, real demand for steel began to be impacted by high inflation eroding real incomes and the lagged impact of aggressive monetary tightening. Lower real steel demand and significant destocking during the second half of 2022, led to both steel imports and ASC declining significantly by 9% and 10% year-on-year respectively. This meant import penetration rose to 23% in 2022.
Traditionally, only around one-third of U.S. finished steel imports came from within USMCA, but since 2019 imports from Canada and Mexico have increased their share, mainly at the expense of Europe. However, in 2022, a large proportion of the increase in imports into the U.S. came mainly from EU27, after section 232 tariffs were removed, with import share increasing to 14% in 2022, from 11% in 2021. ASEAN also increased import share to 6%, from 5% in 2021. While import share from USMCA – Canada and Mexico – declined to approximately 40% from 45% in 2021, the share of imports from other regions remained broadly stable, such as Developed Asia (20%), Turkey (4%), China (2%) and CIS (1%)
Source: American Iron and Steel Association total/regional imports data and ASC data to November 2022, internal Company estimate for December 2022.
China
Chinese finished steel exports increased to 66.9 million tonnes in 2021 due to a strong recovery in world ex-China steel demand, up 24% year-on-year from 53.7 million tonnes in 2020, which had been the lowest annual total since 2011. In 2022, finished steel exports rose by 0.8% year-on-year to 67.4 million tonnes. While finished steel exports were down 28% year-on-year at only 4.5 million tonnes per month over the first four months of 2022, major lockdowns in China (e.g. Shanghai in April and May) and weakening domestic steel demand, saw finished steel exports rise sharply to an average of approximately 6 million tonnes during the remainder of 2022 (+19% year-on-year). While most Chinese exports are delivered to regions which are not core to the Company’s business due to the protection of trade measures, the share of Chinese exports to EU28 and North America rose from 8% in 2021 to 10% in 2022. In contrast, share of Chinese exports to ASEAN has remained relatively stable at approximately 30%, as well as to Developed Asia, which received a 15% share. In 2021, the share of Chinese exports destined for Latin America, almost doubled to 10 million tonnes or 15% of Chinese finished exports, but with Latin American steel demand declining strongly (9%

Management report
year-on-year), exports from China declined to 6.7 million tonnes in 2022, or 10% share of Chinese exports.
See “Business overview—Government regulations—Foreign trade” and “Introduction—Risk factors—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets.”
Source: General Administration of Customs of the People's Republic of China.
Steel prices
Flat products
Fueled by a positive market outlook and the absence of attractive imports, especially in Northern Europe, HRC spot prices improved until the end of February 2020, reaching €485/t in Northern Europe and €456/t in Southern Europe (+€47/t and +€23/t vs. beginning of January, respectively). However, with the COVID-19 outbreak becoming a pandemic and industries starting their preparation for shutdown, prices began softening, decreasing to €473/t in Northern Europe and €443/t in Southern Europe by the end of March 2020.
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
In the first half of 2020, HRC prices averaged €449/t in Northern Europe and €431/t in Southern Europe.
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
In the second half of 2020, HRC prices averaged €494/t in Northern Europe and €482/t in Southern Europe, an increase of €45/t and €51/t above the level in the first half of 2020.
The price rally, which started in the second half of 2020, continued through the first half of 2021. In the first quarter of 2021, European HRC references stood at an average of €739/t in Northern Europe and €727/t in Southern Europe.
Economic recovery on the European continent was robust following the peak of the second wave of COVID-19, at the end of 2020. Demand for steel rebounded more strongly than anticipated and at a more rapid pace than domestic steel supply. This resulted in extended lead times at mills, while lower deliveries to customers led to the depletion of end-users’ steel inventories to historically low levels. The domestic supply-demand tightness was further worsened by limited import offers into Europe, due to the EU safeguard measures. At the same time, global demand and pricing (excl. Europe) was also strong, creating similar pressure in most markets. Hence, import lead times and prices were not competitive enough to alleviate the domestic situation in Europe (worsened by increasing freight rates and strengthening raw material prices). This drove domestic HRC pricing to record high levels up to July 2021.
During the second quarter of 2021, prices averaged at €1060/t in Northern Europe and €1,046/t in Southern Europe. The first half of 2021 registered record high prices for both Northern and Southern European HRC references, respectively at €900/t and €887/t, which indicated upsurges of €406/t and €405/t versus the second half of 2020, and increases of €451/t and €456/t, respectively, versus the first half of 2020. Overall, European HRC prices doubled during the second half of 2021.
The strong upward price movement recorded over the prior 12 months (since mid-2020) started reversing in the second half of 2021. In July 2021, HRC reference in Northern Europe was at €1,173/t, its peak for the year, while the HRC reference in Southern Europe was at €1,091/t (having its peak at €1,135/t, in June 2021). Despite the start of a declining trend, the average for the third quarter of 2021 was still at a higher level versus the previous quarter; namely, HRC reference in Northern Europe averaged €1,141/t and in Southern Europe €1,051/t, being respectively €81/t and €5/t higher over the second quarter of 2021. In the fourth quarter of 2021, the HRC reference in Northern Europe and Southern Europe moved further down to €988/t and €897/t, respectively, confirming a quarter on quarter decline of over €150/t in each of the two regions.
This price retreat was determined, among others, by surging imports into the European Union. Particularly, the fourth quarter of 2021 started with the European HRC safeguard quota being exhausted immediately by one of its core importers – India. Further downward pressure on steel prices came from the

Management report
automotive sector’s weakening demand, in light of the continued global shortage of microchips.
In the second half of 2021, HRC prices averaged €1,065/t in Northern Europe and €974/t in Southern Europe, respectively €571/t and €492/t higher than the second half of 2020.
After the continuous month on month price decline from late 2021, the downward spiral reached its bottom in January 2022 (at €927/t in Northern Europe and €837/t in Southern Europe), and then started to increase until the peak in April 2022 (at €1,346/t in Northern Europe and €1,279/t in Southern Europe). Overall, the first quarter of 2022 averaged at €1,070/t for HRC price in Northern Europe (a €82/t increase quarter on quarter) and at €1,005/t in Southern Europe (a €108/t increase quarter on quarter). The price increase in the first quarter of 2022 was driven by the effects of the war in Ukraine (started at the end of February 2022), which led to a temporary halt of material supplies from Russia and Ukraine, as well as an increase in energy costs given the risk of oil and gas supply reduction.
The beginning of the second quarter of 2022 continued with the high pricing environment, as the April reference price topped the March reference price. European HRC reached €1,346/t in Northern Europe and €1,279/t in Southern Europe during April. However, the trend from the first quarter of 2022 reversed in May and June and then continued to decline throughout the rest of 2022. The second quarter of 2022 averaged above the first quarter pricing, at €1,115/t in Northern Europe (up by €45/t quarter on quarter) and at €1,050/t in Southern Europe (up by €45/t). Thus, average HRC prices for the first half of 2022 were at €1,093/t in Northern Europe and at €1,028/t in Southern Europe.
The soaring inflation rate in Europe, in particular driven by higher energy costs, recessionary concerns along with weakening demand and uncertainty caused by the Russia-Ukraine war, all contributed to falling steel prices throughout the second half of 2022. In the third quarter of 2022, North European HRC reached €789/t, which was a €326/t drop as compared to the second quarter of 2022; the South European HRC dropped to €757/t, a €293/t decrease quarter on quarter. The decline continued through the fourth quarter of 2022, when the two price references settled at €653/t and €651/t, respectively, indicating further quarter on quarter decline by €136/t and €106/t, respectively. The averages for the second half of 2022 were €721/t for Northern European HRC and €704/t for the Southern European HRC.
In the United States, domestic HRC prices continued their upward trend from 2019 through January 2020. However, prices fluctuated downwards in February and March 2020, first due to weak scrap exports and the Scrap USA #1 Busheling index price decline and, towards the end of the second quarter of
2020, due to the COVID-19 pandemic related market restrictions. HRC prices then lost $79/t between the beginning of January ($661/t) and the end of March 2020 ($582/t).
During the second quarter of 2020, prices fluctuated, seeing a low level at the end of April 2020 at $507/t, followed by an uptick during May to $559/t, supported by improvement in the scrap price then in supply scarcity, as well as good activity in non-auto segments. HRC prices deteriorated again toward the end of June to $524/t, as mini-mills were seeking volumes to fill available capacities. Domestic HRC prices averaged $593/t during the first half of 2020.
Flat steel prices continued to decline in the United States at the beginning of the third quarter of 2020, as the COVID-19 pandemic and presidential election related uncertainties weighed on the market. High scrap supply and weak steel demand pressured prices and HRC reached a 4-year low of $485/t by end of July, however, only to increase afterwards in a trend that continued until the end of 2020.
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
Domestic HRC prices in the United States averaged $681/t during the second half of 2020, representing an $88/t improvement compared to the first half of 2020.
Following the July 2020 low at $505/t, the U.S. domestic Midwest HRC price increased. In January 2021, the price increased to $1,191/t, which was $466/t higher than the October 2020 level. By April 2021, the HRC price increased by another $341/t over the January level, to reach $1,530/t. Overall, prices in the first quarter of 2021 averaged $1,317/t, while second quarter prices increased by another $382/t to $1,699/t. Therefore, in the first half of 2021, U.S. domestic HRC prices improved by 56%, averaging $1,508/t, more than double the value from the second half of 2020, at $701/t. Similar to Europe, steel demand rebounded faster than supply, resulting in domestic supply-demand pressures. Demand pressure led to record long lead times at mills, with supply still being limited (Covid-19 related restrictions, domestic capacity constraints, import limitations). Flow of steel imports into the U.S. continued to be heavily controlled in line with Section 232 (25% tariff on most imports), but also given the tightness in supply across all regions. Additionally, severe weather conditions in the United States resulted in various logistical constraints. All of these

Management report
factors put together determined spiraling domestic HRC prices throughout the first half of 2021.
The spiraling effect continued through the third quarter of 2021, when the U.S. domestic Midwest HRC price reported its peak for the year, in September, at $2,156/t, averaging the quarter at a record high of $2,086/t. The robust demand environment, coupled with a still limited supply, domestically and from imports (high lead-times), transportation congestions, skyrocketing shipping costs, all maintained the price reference at a high level.
The last quarter of 2021 brought the U.S. domestic Midwest HRC price to an average of $1,973/t, a drop of $113/t versus the previous quarter. The price inflection was reported in October 2021, at $2,121/t, declining by $35/t month on month. This was a reflection of the pressure coming from rising imports and increasing capacity utilization of domestic mills. Furthermore, the automotive industry (with its steel demand) continued to be subdued in light of the global microchip shortage. The second half of 2021 averaged to $2,030/t, which was higher than the second half of 2020 by $1,329/t.
The price decline, which started in October 2021, continued until February 2022, bottoming out at $1,214/t. The first quarter of 2022 averaged at $1,373/t, $600/t lower quarter on quarter. This downward pressure on prices was driven by customers’ decisions to sit on the sidelines, postponing purchases and depleting inventories, further deepening the price correction. Various industries (automotive, appliances) were facing constraints in parts’ supplies, as well as labor force shortages, generating weakening demand.
After the low of February, the second quarter of 2022 experienced an increase in U.S. domestic Midwest HRC price, peaking in April 2022 at $1,617/t. This price increase was a repercussion of the war in Ukraine, amid fears of disruptions in supply chains. The second quarter of 2022 averaged at $1,434/t, up by $61/t quarter on quarter, which brought the first half of 2022 at an average of $1,404/t.
After the April increase, the U.S. domestic Midwest HRC price declined throughout the rest of the year, bottoming in November 2022 at $715/t, while December 2022 closed the year at $749/t. The slight increase in U.S. domestic Midwest HRC price at the end of the year might have been influenced by expectations that China would relax its nationwide COVID-19 nationwide restrictions, which was expected to improve consumer demand. In the second half of 2022, the U.S. domestic Midwest HRC price averaged at $840/t, lower by $564/t than the first half of 2022.
In China, at the beginning of 2020, steel prices continued their upward trend which started in December 2019, although peaking mid-January at $496/t, VAT excluded. With HRC inventory on the rise, ahead of the Lunar New Year holidays (January 24-30), prices declined and continued the trend throughout the first quarter 2020. After the Lunar New Year holidays, due to the COVID-19 outbreak, the Chinese market opened to a reality of movement restrictions and delayed enterprise activity. By the end of March 2020, HRC prices decreased $97/t, VAT excluded compared to the January peak, at $399/t VAT excluded.
At the beginning of the second quarter of 2020, HRC prices in China began to improve following the ease in restrictions and gradual release in activities and local demand. HRC prices gained $58/t from $408/t, VAT excluded at the beginning of April to $466/t, VAT excluded by mid-June.
HRC prices in China averaged at $445/t, VAT excluded, for the first half of 2020.
At the beginning of the third quarter of 2020, prices continued to improve with domestic HRC reaching $520/t, VAT excluded, by August 31, 2020. However, September was marked by a price decline, with HRC losing $23/t and decreasing to $497/t, VAT excluded by the end of September, as production continued at high level, exports stayed low and imports increased.
Steel prices spiked in China during the fourth quarter of 2020, as domestic demand continued strongly, while air pollution measures and production limitations in some regions fueled supply concerns. This, coupled with increases in raw material costs, pushed domestic HRC prices to $652/t, VAT excluded (+$155/t compared to the end of September), the highest level since September 2011.
For the second half of 2020, HRC prices in China averaged at $534/t, VAT excluded, representing an $89/t increase compared to the average of the first half of 2020 and a $66/t increase compared to the second half of 2019.
In the first quarter of 2021, HRC prices in China averaged $650/t VAT excluded, which was $87/t higher versus the last quarter of 2020. The average of the first six months of 2021 reached $711/t, which was $177/t higher than the second half of 2020, and $266/t higher than the first half of 2020. Domestic prices continued an upward trend from April 2020 until May 2021, reaching the peak at $812/t, VAT excluded. In June 2021, prices slightly weakened to $755/t, VAT excluded, a drop of $57/t month on month. This change came as a result of the abolition of export rebates announced by the Chinese Government for May 2021 onwards, a measure that was intended to discourage steel exports, and accordingly keep steel prices under check.
The third quarter of 2021 continued at an elevated level of $789/t for the HRC in China, VAT excluded, with the peak of the year reached in October at $865/t. The increasing environmental regulations imposed in China, enforcing steel

Management report
production cuts in the regions of e.g. Jiangsu, Tangshan, particularly in the second half of the year, along with tensions in raw materials limited supply have all pushed the Chinese domestic HRC price upwards. Additional pressure came with the introduction of energy supply control measures in the middle of September 2021, in an attempt to curb the short supply.
In November 2021, there was however a sharp decline in the Chinese HRC price, VAT excluded, reported at $666/t (a drop of $166/t month on month), which was a direct effect of the Chinese Government’s intervention in loosening the electricity supply and relaxing the control on coal prices. Downstream demand for steel products was reported sluggish by the end of the year, given the seasonality and the uncertain epidemic situation domestically.
In the fourth quarter of 2021, the Chinese domestic HRC, VAT excluded, ended at an average of $699/t, a $90/t decrease quarter on quarter, but still $136/t up from the last quarter of 2020. The Chinese price reference was reported for the second half of 2021 at $744/t, up $33/t compared to the first half of 2021.
After the November 2021 low of $666/t, the Chinese HRC price, VAT excluded, started gradually to rehabilitate, reaching a level of $717/t, VAT excluded, in March 2022, the highest reported level for 2022. In the first quarter of 2022, the Chinese HRC price averaged at $701/t, VAT excluded, $2/t higher quarter on quarter. From April onwards, the HRC price showed a month-on-month decline till November 2022 leading to the following quarterly averages: $650/t, VAT excluded, in the second quarter of 2022 ($50/t decrease quarter on quarter), $512/t, VAT excluded, in the third quarter of 2022 ($139/t decrease quarter on quarter) and $488/t, VAT excluded, in the fourth quarter of 2022 ($24/t decrease quarter on quarter).
The HRC price performance in China has been deeply affected by the multiple COVID-19 pandemic outbreaks which paralyzed various parts of the country from March 2022 onwards. The Chinese economy has been crippled by disrupted manufacturing activity, by paralyzed distribution in the supply chains, and subsequent weakened demand, all following the lockdowns imposed since the end of the first quarter of 2022. However, by the end of 2022, given expectations that lockdown requirements were to be lifted following societal pressure, a slight increase in the Chinese HRC price was recorded in December 2022, up by $43/t month on month, to $514/t, VAT excluded. The half yearly averages reached $676/t in first half of 2022 and $500/t in the second half of 2022, VAT excluded.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2020	€469	€450	$643	$456
Q2 2020	€428	€412	$543	$435
Q3 2020	€436	€427	$548	$504
Q4 2020	€551	€537	$853	$563

Q1 2021	€739	€727	$1,317	$650
Q2 2021	€1,060	€1,046	$1,699	$773
Q3 2021	€1,141	€1,051	$2,086	$789
Q4 2021	€988	€897	$1,973	$699

Q1 2022	€1,070	€1,005	$1,373	$701
Q2 2022	€1,115	€1,050	$1,434	$650
Q3 2022	€789	€757	$913	$512
Q4 2022	€653	€651	$767	$488
Long products
Steel prices for long products in Europe peaked by mid-January 2020 at €540/t for medium sections and €480/t for rebars. Finished steel products prices declined throughout February, alongside scrap Turkey HMS 1&2 index correction, with medium sections reaching €525/t and rebars at €453/t, although the first quarter of 2020 ended with similar price levels as the beginning of the year.
During the second quarter of 2020, despite a stable scrap price, long steel product prices in Europe continued declining, due to the impact of the pandemic on the market and weak downstream demand. By mid-June, medium sections reached €500/t and rebars €430/t, stabilizing at this level toward the end of the quarter. The average medium sections price for the first half of 2020 was €527/t.
The average rebars price for the first half of 2020 was €461/t.
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

Management report
to the raw material basket squeezed towards the end of 2020, despite medium sections and rebars prices reaching highs of €640/t and €545/t, respectively.
The average medium sections price for the second half of 2020 was €532/t, representing a mere €5/t improvement compared to the first half of 2020.
The average rebars price for the second half of 2020 was €465/t, a mere €4/t increase compared to the first half of 2020.
2021 started in January at a level of €723/t for the medium sections and €625/t for rebars, which represented an increase of €200/t and €167/t, respectively, since October 2020 (previous quarter). By March 2021, prices strengthened by €5/t and €8/t, respectively, reaching €727/t for medium sections and €633/t for rebars. The average of the first quarter was reported at €722/t for medium sections and €629/t for rebars. In the second quarter prices continued to strengthen, reaching an average of €860/t for the medium sections and €710/t for rebars, up by €138/t and €81/t accordingly versus the first quarter.
The continued upward price movement over the first half of 2021 was defined by the recovering domestic economies in Europe with strengthening consumer demand, hand in hand with a limited supply of steel, domestically, and resulting long lead times. In this context, EU steel safeguard measures (in place on steel products since 2019) have only put additional strain on domestic markets and limited imports. In the first half of 2021, the price reference in Europe for medium sections stood at €785/t and for rebars at €670/t.
The favorable pricing environment continued through the third quarter of 2021, peaking in August at €1,050/t for medium sections and €845/t for rebars, which almost doubled over a year. The average price for the third quarter was reported at a record high level of €1,039/t for medium sections and €826/t for rebars. Strong demand, increasing freight costs and ports congestions all reinforced the elevated price levels in Europe up to that point in time.
However, from September 2021 onwards, domestic prices started changing direction. The fourth quarter of 2021 started with October at a level of €1,000/t for medium sections and €799/t for rebars (down by roughly €50/t each since the peak in August) and ended at a lower point, in December, at €991/t and €790/t, respectively. The quarterly average was reported for medium sections at €995/t and rebars at €795/t. This decline over the last four months of the year was determined by the rebalancing of the European demand-supply situation, with domestic mills reporting strong production figures throughout the year.
The average price references in the second half of 2021 was recorded at €1,017/t for medium sections and €811/t for rebar, almost double as compared to the second half of 2020.
In the first quarter of 2022 prices continued to increase in Europe, with medium sections averaging at €1,172/t and rebar at €928/t. This upward trend continued until April 2022, when each of the two price references hit the yearly peak at €1,500/t and €1,313/t, respectively. As in the case of European HRC price fluctuation, medium sections and rebar pricing in Europe was affected by the war in Ukraine, which altered and delayed the standard flow of semi-finished and finished steel products in Europe, pushing for buyers’ panic purchases in the early part of 2022.
From May onwards, throughout the rest of the year, medium sections and rebar prices in Europe started weakening, both references hitting the bottom in December 2022, at €985/t and €749/t, respectively. The global supply disruptions caused by the war, the looming fears of a recession in Europe driven in part by soaring energy costs, and weakening domestic demand, all pushed medium sections and rebar pricing on a downward spiral through most of 2022. The quarterly averages of the two price references were thus in a free-fall since the second quarter of 2022, when reported at €1,426/t for medium sections and €1,220/t for rebar, ending in the fourth quarter of 2022 at €1,072/t (a €354/t decrease over the last three quarters) and at €814/t (a €406/t decrease over the last three quarters). Prices in the first half of 2022 were reported at €1,299/t for medium sections and at €1,074/t for rebar, and at €1,141/t for medium sections and €898/t for rebar in the second half of 2022.
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
In the first half of 2020, the Turkish export rebar price averaged $416/t FOB.
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

Management report
scrap costs, as well as improved export and domestic demand, while material was in shortage. Rebar Turkey export price gained another $180/t by the end of the fourth quarter of 2020, to $640/t level.
In the second half of 2020, the Turkish export rebar price averaged $473/t FOB, representing a $57/t increase compared to the first half of 2020.
The price for Turkish rebar for export then rose after the lows of May 2020, at $399/t FOB. In the first quarter of 2021, the rebar reference price averaged $621/t, which was $114/t higher quarter on quarter, and $195/t year on year. January 2021 started strongly at $630/t ending the quarter only $2/t below at $628/t. At the end of March 2021, the construction season was only starting and demand for steel was growing more strongly than anticipated, COVID-19 vaccination programs were rolling, market sentiment was improving after the second wave of COVID-19 infections. Therefore, the second quarter of 2021 continued the upward trend, with April 2021 recording an export price of $639/t for Turkish rebar, and ending in June at $726/t, representing a $87/t price increase over three months.
The average for the second quarter of 2021 stood at $703/t, driving an average for the first half of 2021 at $662/t (a $190/t increase since the second half of 2020 and a $246/t increase since the first half of 2020).
After the peak in export price registered in May 2021 at $744/t for Turkish rebar FOB, it started to weaken in the following months, reaching the yearly low of $665/t in September 2021. Export prices have been decreasing on account of weakening long steel demand and dropping scrap costs. Furthermore, Turkey continued to be heavily hit by the domestic financial turmoil with high inflation/interest rates and destabilized domestic currency.
In the third and fourth quarter of the 2021, Turkish rebar for export was priced at $691/t and $713/t FOB, respectively, ending the second half of the year at $702/t ($230/t higher year on year).
In the first half of 2022, Turkish rebar price for export gradually expanded to a high of $936/t FOB in April 2022, a level above all previously reported prices since 2008, and the peak in 2022. From May onwards, Turkish rebar reference prices started to decline, reaching a first “seasonal” low in August 2022, at $644/t FOB, and then one more low in November, at $637/t FOB. The slight increase in pricing during September and October was a direct result of increasing manufacturing costs, after the latest increase in power and gas prices domestically.
Overall, the evolution of the Turkish rebar price for export was driven up in the first half of the year, mainly by rising cost components, such as the imported scrap HMS 80/20 which peaked in March 2022 at $641/t, as well as soaring electricity costs. On its downward trend from May 2022, Turkish rebar for export was strongly impacted by the war in Ukraine, as well as a global softening demand. The Turkish market had to absorb increased volumes of Russian material, Turkey being among the few global markets that did not have sanctions against Russia.
After a strong second quarter of 2022, when the Turkish rebar for export was reported at $808/t FOB ($13/t increase quarter on quarter), the subsequent periods went into decline, with the third quarter of 2022 reported at $665/t FOB and the fourth quarter of 2022 $5/t below, at $660/t FOB. Thus, the first half of 2022 reached an average of $802/t FOB and the second half of 2022 at $663/t FOB.

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2020	€533	€468	$426
Q2 2020	€520	€453	$406
Q3 2020	€513	€442	$438
Q4 2020	€554	€488	$507

Q1 2021	€722	€629	$621
Q2 2021	€860	€710	$703
Q3 2021	€1,039	€826	$691
Q4 2021	€995	€795	$713

Q1 2022	€1,172	€928	$795
Q2 2022	€1,426	€1,220	$808
Q3 2022	€1,210	€981	$665
Q4 2022	€1,072	€814	$660
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
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a

Management report
greater share as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. The trend for using shorter-term pricing cycles has continued since 2020. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
In 2020, China’s demand has proven a strong price driver with crude steel production set to exceed the record 1 billion ton per year in 2020. Manufacturing activity in China continued to expand in 2020 compared to 2019 and its economy showed an enduring V-shaped recovery after the initial impacts of the COVID-19 pandemic. Iron ore market reference prices increased to an average of $109.03, up by 16.5%.
In 2021, iron ore prices averaged $159.89/t (up 46.6% as compared to 2020), driven by post-pandemic fiscal stimulus packages launched in main economies, which boosted global demand for steel and iron ore and by increased crude steel production in China in the first half of the year as steel mills were driven by high steel profits. At the same time, iron ore supply recovered rather slowly due to global epidemic bringing shortages in labor and ports congestion.
In 2022, iron ore market reference prices decreased to an average of $120.03/t, down by 24.9% compared to an average of $159.89/t in 2021, mainly due to collapsing market confidence as China implemented strict lockdowns across the country starting in mid-March, boycotts from homebuyers in China resulting from failures to meet construction schedules which weighed further on the crisis-stricken real estate sector, harsh weather conditions in the summer and the US Federal Reserve’s tightening of its monetary policy.
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
In the third quarter of 2020, the V-shaped recovery continued in China with increasing crude steel production in the month of July and August. The strong demand in China together with partial recovery ex-China and restocking ahead of the week-long National Day holidays in China supported iron ore prices that reached a multi-year high of $130.17/t in September 2020, ending the quarter with an average of $118.06/t (Metal Bulletin).
There was a gradual recovery in ex-China demand in the fourth quarter of 2020: major steelmakers such as Germany and India grew their output year-on-year in October 2020 for the first time since the COVID-19 pandemic began. At the same time, there was a disappointing supply from major iron ore suppliers in the fourth quarter: weaker shipments from Australian companies on deferred maintenance, some operational issues and tropical storms in December in Australia and lower production from Brazilian companies on delays in restarting stalled capacity and weather impacts with heavier than normal rainfalls in December. As a result, prices in the fourth quarter of 2020 increased to $133.35/t.
In the first quarter of 2021, the seaborne iron ore price averaged $167.40/t, up 25.5% compared to the previous quarter. Post-pandemic fiscal stimulus packages launched in main economies as well as easing monetary policies significantly boosted global demand for steel and indirectly for iron ore. Meanwhile, iron ore supply recovered rather slowly due to the global pandemic causing shortages in labor and port congestion as well as due to weather disruption in major iron ore producing countries and mine safety and environmental inspection in China.
In the second quarter of 2021, the seaborne iron ore price skyrocketed to $219.26/t on June 7, 2021 and stayed high till the end of the quarter, averaging the record $200.47/t. The price increase was fueled by the high demand from China as its steel mills increased crude steel production, motivated by high steel profits. Concerns on tight supply were further increased on account of a flood accident at Dahongcai mine on June 10, 2021 in the Shanxi province.
In the third quarter of 2021, the seaborne iron ore price started to decline and averaged $163.39/t, having lost $37/t compared to the previous quarter. Seaborne supply remained stable, while the demand dropped significantly in China mainly due to heightened efforts by the government to cut 2021 crude steel production below 2020 levels and stringent carbon emission controls. Meanwhile, the real estate sector, which is the largest steel consuming sector, has been weakening due to China’s property deleveraging campaign since the beginning of 2021.
In the fourth quarter of 2021, the seaborne iron ore price averaged $110.59/t reaching the lowest point of $87.27 of the year on November 18. China steel production further reduced due to a national wide power shortage, inspection on crude steel cut and air quality control during heating season. Weakening of the Chinese economy due to shrinking consumption, supply shock, weakening exports and uncertainties on Covid-19 lead to

Management report
bearish market sentiment. In addition, the Evergrande crisis together with crises at other property developers, such as the Fantasia Group, weighed further on an already debt-laden real estate sector.
In the first quarter of 2022, after an initial increase in seaborne iron ore prices to $161.65/t in early March mainly driven by bullish sentiment that Chinese steel production would ramp-up after the government announced a 5.5% GDP growth target for 2022 and a stimulus packages targeted at the construction and infrastructure sectors, iron ore prices dropped to $136.19/t in mid-March following a sudden COVID -19 outbreak in China and the implementation of strict lockdowns.
In the second quarter of 2022, seaborne iron ore prices in China again rebounded to $160.69/t in early April driven by supply concerns due to low shipments and intensifying war between Russia and Ukraine. However, iron ore prices dropped to $108.98/t in June with collapsing market confidence due to a severely hampered Chinese economy with repeated lockdowns across the country. Steel demand deteriorated as a result of lukewarm downstream activities, historic high steel inventory levels both in mills and traders’ warehouses, and inclement weather conditions. Ex-China demand also weakened with rising inflation and the US Federal Reserve’s tightening monetary policy.
In the third quarter of 2022, growing global recession fears coupled with a new COVID-19 pandemic outbreak and continued weakness in China’s property sector dampened world steel and iron ore demand. Seaborne iron ore prices dropped to $96.04/t on July 15, 2022 due to a cross-country homebuyers mortgage boycott to protest developers’ failure to meet construction schedules and disappointing GDP growth in the second quarter (0.4%). Though prices recovered to $119.74/t on July 28 based in part on the Chinese government's announcement that China would launch a real estate relief fund of up to CNY300 billion ($44 billion) to help property developers resolve a crippling debt crisis, as well as expectation of mills’ production ramp-up with improving margins, seaborne iron ore prices were again on a downward trend from August 2022 due to COVID-19 related lockdowns and harsh weather conditions.
In the fourth quarter of 2022, seaborne iron ore prices decreased to the lowest level of $79.06/t in late October as the market anticipated President Xi's succession would return China to its Maoist ideology-policies and stick to its strict zero-COVID control. However, easing of measures of COVID control announced on November 10, and December 7 and the complete withdrawal of COVID controls announced on December 27, 2022, effective January 8, 2023, signaling a market reopening and boosting sentiment, pushed iron ore prices to $117.82/t at the end of December 2022. Meanwhile, Brazil received early-than-expected rainfall in December, which reduced the supply to seaborne market, adding on Vale's already stagnating shipment performance ultimately below its initial yearly guidance.
Coking coal
Coking coal prices in 2020 averaged $123.46/t (compared to $177.36/t in 2019) and were initially supported in the first quarter of 2020 by the reduction of coal production in China related to the COVID-19 pandemic and to Mongolia’s decision to close its border with China, which boosted China’s import of seaborne traded coking coal. Coking coal prices then deteriorated from the second quarter of 2020 onwards after global steel production collapsed ex-China due to the COVID-19 pandemic and then remained low due to the Chinese restrictions on imports of Australian coal that started in October 2020.
Coking coal prices in 2021 averaged $227.29/t as compared to $123.46/t in 2020. Metallurgical coal prices were at historic highs for several months, as supply shortages met strong Chinese demand and rebounding global industrial production. China’s informal import restrictions on Australian exports obliged the country’s steel mills to draw in supply from non-Australian sources. On balance, Chinese metallurgical coal imports have dropped significantly in 2021. India, Japan, South Korea and the EU have all switched to Australian-sourced imports in response.
Coking coal prices in 2022 averaged $364.22/t as compared to $227.29/t in 2021, driven by a faster than expected demand recovery, tight global supply situation and geopolitical tensions. Australia was confronted with both heavy rainfall, which affected production and logistics in Queensland, and a severe rise in COVID-19 pandemic cases. Russia’s invasion of Ukraine sent prices to new records in March 2022. Prices increased in December 2022 as China neared lifting its ban on Australian coal imports.
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

Management report
in the seaborne market. The average coking coal spot price decreased to $109.88/t in the fourth quarter of 2020.
In the first quarter of 2021, the average price rose to $128.22/t, a 17% increase as compared to the previous quarter (Metal Bulletin Premium HCC FOB Australia index), effectively reversing the fall which followed China’s informal restrictions on Australian metallurgical coal imports in October 2020. Suppliers locked into new demand sources and buyers and sellers reorganized supply chains. Prices were also boosted by fears over weather disruptions at Queensland ports, with cyclone season often peaking in the late summer.
In the second quarter of 2021, the average price rose by an additional 8% to $138.78/t, supported by improving global industrial production and economic activity.
Metallurgical coal prices to surged in September 2021 and the average price for the third quarter of 2021 increased to $264.25/t, driven by tight spot supply from major producers in Queensland, Australia and rising demand from ex-China regions. The diversion of Australian coal from China to other markets was effectively complete, with the previous surplus of Australian supply now largely redirected.
In October and November, metallurgical coal prices levelled out and the average price for the fourth quarter of 2021 was settled at 369.81$/t. Cuts in crude steel production in China did not lead to any easing in prices but may have curbed further upward momentum.
In the first quarter of 2022, metallurgical coal prices reached historic highs and averaged $487.09/t amid a faster than expected demand recovery, a tight global supply situation and geopolitical tensions. Australia was confronted with both heavy rainfall (which affected production and logistics in Queensland), and a severe rise in COVID-19 cases, which disrupted workforces at mining operations. In addition, the Russian invasion of Ukraine pushed prices to new records in March 2022 as uncertainty over coal shipping prevailed in the market.
In the second quarter of 2022, metallurgical coal prices decreased to an average of $445.95/t with markets evaluating the uncertainty of the war in Ukraine. In Australia, lower rainfall during June 2022 supported exports and put downward pressure on prices.
Coking coal prices were down in the third quarter at $250.96/t. The decrease initially appeared to be a correction following the increase in prices in response to the war in Ukraine and is since sustained through weaker demand from steel producers. As announced in April 2022, on August 10, 2022, the EU enforced its ban on coal imports from Russia.
In the fourth quarter of 2022, unfavorable weather conditions hindered the expansion of coal-mine output in Australia and the metallurgical coal prices averaged at $279.23/t compared to $369.81/t in the fourth quarter of 2021. The anticipated end of China's ban on Australian coal imports increased the price to $315.05/t at the end of the year. Despite a bearish global economic outlook, the coking coal spot market remained tight, aggravated by the inversion of the met-thermal pricing relation.
ArcelorMittal has continued to leverage its iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	average price per tonne (premium hard coking coal FOB Australia index)
Q1 2020	89.94	154.8
Q2 2020	93.52	117.08
Q3 2020	118.06	112.32
Q4 2020	133.35	109.88

Q1 2021	167.4	128.22
Q2 2021	200.47	138.78
Q3 2021	163.39	264.25
Q4 2021	110.59	369.81

Q1 2022	141.61	487.09
Q2 2022	137.57	445.95
Q3 2022	103.47	250.96
Q4 2022	98.65	279.23
Scrap
The Company considers the German suppliers’ index (“BDSV”) Delivered at Place (“DAP”) as market reference.
During 2022, the BDSV for reference grade E3 started in January and February at €419/t and €438/t, respectively. In March and April, it increased sharply to €542/t and €564/t, respectively. However, in May, it decreased to €486/t and ended June with a sharp decrease to €382/t. In the second half of 2022 prices were much more stable than in the first half of 2022, with prices in July at €340/t and in December at €348/t.
The average index price for 2022 was €409/t as compared to €395/t in 2021, a €14/t or 3.5% increase compared to 2021. The average index price for 2020 average was €239/t.
Turkey’s scrap imports decreased by 11% to 19.3 million tonnes in the first eleven months of 2022 as compared to the same period in 2021. Turkey remains the main scrap buying country in the international market. Turkey liquid steel production for the

Management report
first eleven months of 2022 was 32.5 million tonnes, down by 12% as compared to the first eleven months of 2021.
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2022 at $459/t and then continuously increased until reaching $631/t in March 2022. From April 2022 onwards, the index continuously declined reaching $366/t in June 2022. In the second half of 2022, the index was much more stable with values between $342/t in November 2022 (lowest point) and $382.5/t in August 2022 (highest point).
The average yearly prices were at $434/t in 2022, 466$/t in 2021, and $281/t in 2020.
In the domestic U.S. market, HMS 1 delivered Midwest index was $52/t lower in 2022 than 2021. The Midwest Index for HMS 1 decreased from an average of $439/t for 2021 to $387/t for 2022.
On the export market, HMS export FOB New York average prices of 2022 were at $398/t, a decrease by $29/t compared to 2021.
Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is ordinarily the price of manganese ore, which was at the level of $5.97 per dry metric tonne unit (“dmt”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China for 2022, representing a 13% increase from $5.27/dmt in 2021 ($4.58/dmt in 2020), Flooding in Durban, South Africa and concerns about the safety of supply due to the Russian-Ukraine conflict contributed to the increase in manganese ore prices during 2022.
High carbon ferro manganese price increased by 13% from $1,803/t in 2021 to $2,042/t in 2022 ($1,099/t in 2020), silicon manganese increased by 17% from $1,819/t in 2021 to $2,123/t in 2022 ($1,116/t in 2020) and medium carbon ferro manganese price increased by 16% from $2,861/t in 2021 to $3,332/t in 2022 ($1,567/t in 2020). Prices for both commodities increased in March and April 2022 due to the Russia-Ukraine conflict, and high energy prices. However, corrections started from May 2022 onwards with weakening of demand for alloys and improvement in energy market due to sufficient availability.
Base metals
Base metals used by ArcelorMittal are zinc, tin and aluminum for coating, aluminum for deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc for 2022 was $3,485/t, representing a 16% increase as compared to the 2021 average of $3,005/t (the
2020 average was $2,265/t). Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 32,025 tonnes as of December 31, 2022, representing around 84% decrease compared to December 31, 2021 when registered stocks stood at 199,575 tonnes (202,225 tonnes on December 31, 2020).
The average price of tin for 2022 was $31,102/t, 5.07% higher than the 2021 average of $32,678/t (2020 average was $17,135/t).
The average price of aluminum for 2022 was $2,707/t, representing a 9.38% increase compared to the 2021 average of $2,475/t (the 2020 average was $1,702/t).
The average price of nickel for 2022 was $25,604/t, representing a 38.5% increase compared to the 2021 average of $18,487/t (the 2020 average was $13,789/t).
Energy market
Solid fuels, electricity and natural gas are some of the primary energy inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these energy types with respect to its purchases in the spot market and under its long-term supply contracts.
Oil
During the first weeks of January 2020 oil prices traded up to $71 per barrel ("bbl"), but immediately started to decline mainly due to Organization of Petroleum Exporting Countries ("OPEC") and Russia failing to find an agreement to extend output cuts beyond March 2020, and the sudden drop of demand due to the worldwide pandemic driven lockdown, driving prices down 75% by April 2020. After reaching its lowest point since 2002, oil prices, backed by various economic stimulus packages, recovered by more than $20/bbl and were just above $40/bbl at the end of the first half of 2020. After a period of range-bound trading ($40 - $45/bbl for most of the time) from June to November, prices increased by 36% in the last two months of 2020.
This price increase was fueled by the optimism surrounding a COVID -19 vaccine and OPEC deciding to further cut production into 2021. In 2021, oil prices recovered strongly. In early January, Brent crude oil traded slightly below $55/bbl and rose to over $86/bbl at its highest by the end of November. In 2021, Brent crude oil averaged $70.95/bbl as compared to $43.20/bbl in 2020. The strong price increase was fueled by optimism around the mass vaccine roll out and a strong economic recovery.
The upward trend continued in the first quarter of 2022, exacerbated by the war in Ukraine. Brent peaked at almost $140/bbl in early March 2022 and traded range-bound between $100-$125/bbl until the end of July 2022, and only periodically

Management report
broke the $100/bbl mark. Fundamentally, the market was torn between OPEC and its allies struggling to meet their rising output quotas, Europe looking towards a Russian oil embargo and the fear of the looming negative consequences for the global economy. The later dominated the market from August 2022 onward and drove crude oil prices down to price levels of around $77/bbl, last seen in December 2021. Brent crude oil averaged $99/bbl in 2022, an increase of $28/bbl compared to the previous year and more than double the average of 2020.
The following table shows certain quarterly average prices of oil, thermal coal and CO2 for the past three years:

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European Union allowance average price € per ton of CO2e

Q1 2020	50.82	45.78	22.81
Q2 2020	33.39	28.00	21.28
Q3 2020	43.34	40.92	27.41
Q4 2020	45.26	42.70	27.61

Q1 2021	61.32	58.14	37.65
Q2 2021	69.08	66.17	50.17
Q3 2021	73.23	70.52	57.12
Q4 2021	79.66	77.10	68.83

Q1 2022	97.90	95.01	83.21
Q2 2022	111.98	108.52	83.85
Q3 2022	97.70	91.43	80.04
Q4 2022	88.63	82.64	77.95
CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. Launched in 2005, the EU-ETS is currently in its fourth phase, stretching from January 2021 to December 2030. On June 22, 2022, the European Parliament agreed on its position regarding the EU-ETS reform (main elements: 2030 emission reduction target, CBAM and end of free allocation). See "—Government Regulations—Environment laws and regulations".
ArcelorMittal targets a 35% and 25% reduction in emissions by 2030 in Europe and group-wide, respectively, and has plans to become carbon neutral by 2050. ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and DRI-based route). See also "Business Overview—Sustainable Development—Roadmap to net zero" and "Business Overview
—Government Regulations—Environmental laws and regulations".
Prices in the first two months of 2020 remained in the range of €25 per ton of CO2e(“€/tCO2e”). In March 2020, when it became clear that Europe would go into a pandemic driven lockdown, the CO2 price went down by €10/tCO2e (40%) within less than ten trading days. After bottoming below €15/tCO2e in the last week of March 2020, the market went on a steady path of recovery demonstrating a strong correlation with the global financial market. The CO2 prices at the end of the first half of 2020 increased again to pre-COVID-19 levels around €25/tCO2e. For the second part of the year the market remained hectic with price levels between €23/tCO2e and €30.5/tCO2e. Closely mimicking the movements of the equity markets CO2 forward prices increased by 45% (+ €23/tCO2e) in the last two months of the year, reaching an all-time high of €33.45/tCO2e as of December 31, 2020. One of the main drivers for such an increase was the acceptance of a 55% emissions reduction target by 2030 and the anticipation of tighter supply in the future.
On January 1, 2021, Phase 4 of the EU-ETS started, which delayed the hand-out of free allocation. At the same time the UK left the scheme and set up its own, with trading starting in May. The EU Commission proposed its "Fit for 55" package and hence various changes to the EU-ETS to reduce future supply and drive decarbonization. Those events led to uncertainty and hectic trading behavior. Exacerbated by the economic recovery, the EUA price went on a sharp rally. The market started the year below €35/tCO2e and ended above €80/tCO2e, while the average carbon price throughout 2021 was €68/tCO2e. The highest point of the year was on December 8, 2021 when carbon prices broke the €90/tCO2e mark.
During the first quarter of 2022, the price for carbon continued its upward trend trading at a new all-time high of €98.5/tCO2e on February 8, 2022. However, the Russian invasion of Ukraine lead to a price drop of 42% in just 5 days and left the market trading at a 5-month low of €55/tCO2e. In the following weeks, the CO2 price regained much of its losses and climbed back up to above €80/tCO2e by end of April 2022. During May and June, CO2 traded directionless between €80-€90/tCO2e, only briefly breaching the range on either side. Fundamentally, the market was stuck between recession fears and bullish policy changes which may restrict supply in the future and further push toward energy transition. In August, a month known for its low auction volume and thin liquidity, the price for carbon was particularly volatile as CO2 broke the range in both directions and made a push towards €100/tCO2e. However, it started to decline in September 2022 (dropping more than €30/tCO2e) amid tensions on the gas market and a bleak economic outlook. This outlook started to improve in October 2022 and with it the price for CO2, finishing the year on a strong note of around €90/tCO2e. The average price for one tonne of CO2 emitted in 2022 increased

Management report
by more than 50% compared to the previous year and tripled compared to 2020.
Because the integrated steel process leads to substantial CO2 emissions, costs related to EUA and the fluctuations in EUA prices can significantly affect the Company’s costs of production. The Company recognized a CO2 emission obligation provision of $522 million at December 31, 2022 with respect to its shortfall. See note 9.1 to the consolidated financial statements. The Company also uses derivative financial instruments to manage its exposure to fluctuations in prices of emission rights allowances. As of December 31, 2022, the Company had a net notional position of $0.5 billion with a net positive fair value of $0.1 billion. See note 6.3 to the consolidated financial statements for further information.
Natural gas - Europe
The TTF (the price for natural gas, which is traded on a virtual trading platform located in the Netherlands) spot price (the price for natural gas to be delivered the next day) steadily declined from January 2020 to May 2020. The average price in January 2020 was €11.1 per Megawatt hour (“€/MWh”) which declined further to an average of €4.6/MWh in May 2020. This price drop was fueled by oversupply in the global liquefied natural gas ("LNG") market, continuous strong pipeline supply into Europe and weak demand due to the absence of a harsh winter and the COVID-19 pandemic slowing down industrial activity. At the end of May, the TTF spot price dropped below €4.0/MWh marking a new all-time low. It took until the end of July before prices started to recover. Between the end of July and the end of December 2020, the TTF spot price increased by almost €15.0/MWh to reach a year-high of €19.05/MWh by late December. While in August and September, U.S. LNG shut-ins limited the arrival of the super-chilled fuel, strong Asian winter demand in the fourth quarter led to poor arrivals of the period. In combination with the prospect of a quick rollout of a vaccine against COVID-19, this provided the needed support for the year-end rally.
In 2021, TTF continued its upward trend, which started in the second half of 2020. The low point of slightly below €16/MWh was reached at the end of February. While the high point was hit just before Christmas (€182/MWh). This marked a more than 1000% increase in price, amid the need to refill historical low storages, the battle for LNG with Asia, poor Russian piped supply into Northern Europe, and tension around the controversial Nord Stream 2 pipeline. The average price for TTF in 2021 was €46.5/MWh, 395% higher than 2020.
While the first half of 2021 averaged €21.9/MWh and was almost three times higher than the first half 2020 average, it was only a fifth of the first half 2022 average of €99.4/MWh.
During January 2022 and until February 24, 2022, the TTF Spot Price traded between €65-€100/MWh without clear direction. The invasion of Ukraine immediately provoked a price reaction as Europe feared for its gas supply and at the same time, the German government decided not to go ahead with the Russian-backed Nord Stream 2 project. The spot price surged on March 7, 2022 to almost €214/MWh, only to plummet back down to below €100/MWh one week later. Until mid-June 2022, TTF Spot Prices traded between €80-€120/MWh. When the Nord Stream 1 pipeline project (feeding Germany with Russian gas) was reduced to 40% capacity ahead of the yearly maintenance in July 2022, and later reduced to 20%, prices started to climb again, overall market tensions grew around gas supplies, particularly in August 2022, after Russia announced a 3-day maintenance where the pipeline would be completely shut off. Market fears were realized when it was announced that the Nord Stream 1 pipeline would not come back online in 2022, leading to a price surge up to €313/MWh on August 26, 2022, marking a new historical maximum for the TTF Spot Price. Traders and politicians (who were still working on price capping measures) across Europe again were afraid of not being able to fill up storage and a potential supply crunch for winter. However, continuous strong LNG arrivals and pipeline flows contributed to market confidence and price declines. The steadfast commitment and mild weather during the early winter months allowed the filling of European storage ahead of their October (80% fullness) and November (90% fullness) targets. Storage was filled 83% by the end of 2022, considerably above the historical average primarily due to mild temperatures and oversupply of the European gas network.
Natural gas - United States
In North America, natural gas prices (see table below) trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter.
Henry Hub (the main gas hub in Louisiana) ranged in the first half of 2020 between $1.5 - $2.0/per million British thermal units ("MMBtu"), a low since the first quarter of 2016. In addition to the negative impact on demand of natural gas, the COVID-19 pandemic also impacted its production, which stopped its multi-year growth trend and dropped sharply during the first half of the year. On the LNG side, U.S. exports were setting new records through the first quarter of 2020 and in first half of 2020, several plants ramped-up with only slight disruptions from the pandemic. However, low natural gas prices across the globe lead to some forced shut-ins of U.S. LNG export facilities breaking the growth trend. At the end of the third quarter and into fourth quarter of 2020, exports ramped-up again to the early winter demand in Asia. While the Henry Hub average remained below $2.0/MMBtu during the first half, prices recovered steadily in the second half. At the end of October, Henry Hub reached its highest level of the year and breached the $3.2/MMBtu mark.

Management report
Henry Hub experienced a less severe price increase than other commodities in 2021, from averaging $2.7 MMBtu in the first quarter of 2021 up to averaging $4.8/MMBtu in the fourth quarter of 2021. In between, prices increased to $6.3/MMBtu in early October in anticipation of colder weather and the global thirst for US LNG exports. As more liquefaction trains go online, the global gas market had a stronger impact on the U.S. natural gas price.
On January 27, 2022, Henry Hub reached an all-time high of $7.4/MMBtu due to the Texas Big Freeze, a wintry blast which hit Texas particularly hard, caused power failure and disrupted gas production as well as LNG exports. The invasion of Ukraine did not have an immediate impact on U.S. gas prices but over the months Henry Hub increased from $3.9/MMBtu mid-February 2022 to $9.6/MMBtu by mid-June 2022. Continuous supply side issues, low domestic storage and strong LNG export demand were the main drivers for this sharp increase. A fire at the Freeport LNG facility mid-June and a resulting drop in LNG export demand led to a price drop to below $5.5/MMBtu by the end of June 2022. However, the U.S. reacted to supply needs from Europe amid Russian gas halts and reached a new all-time high of $9.9/MMbtu on August 22, 2022. In the third quarter of 2022, prices dropped due to high production which allowed high storage levels before the winter heating started. The Henry Hub price averaged $6.4/MMbtu in 2022, the highest price average since the financial crisis in 2008.
Freeport LNG was supposed to partially restart in mid-December 2022 but was delayed to January 2023 due to the pending regulatory approvals. Despite the plant not coming back online in 2022, the U.S. established itself as a key supplier to Europe amid the energy crisis.
Natural gas - Asia
In the first half of 2020, the Platts Japan Korea Marker ("JKM") - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan - front month contract traded at an all-time low. The decline in prices in the first half of 2020 was mainly due to greater supply than demand, mainly from the U.S. where multiple liquefaction trains ramped up, and muted demand amid full gas storage and the impact of the pandemic on oversupply. While some countries like South Korea or India benefited from the low price environment, others had a year-on-year decrease of LNG imports. Throughout the second quarter of 2020 and into August, JKM traded below $3.0/MMBtu. It continued until September before the market showed some signs of recovery ahead of the winter demand. During the second half of 2020, JKM traded at historical lows during the summer and jumped to lofty highs ($12.0/MMBtu) by the end of December. This sharp increase was fueled by strong Asia spot demand due to colder than average temperatures, supply disruptions in Australia and
Middle East, as well as congestions at the Panama canal limiting U.S. supply to fill the void.
Driven by cold weather in Asia, JKM front month contract exploded in the first few weeks of 2021. By mid-January, it traded at $20/MMBtu, a new record. In February and March, the market had cooled down again and was trading between $7 - $9/MMBtu. However, the sharp rally started in mid-April and lasted throughout the entire year, not giving the market time to breath. Prices reached almost $50/MMBtu just before Christmas, breaking the record set in the first quarter of 2021. The price increase was fueled by the global need to refill depleted gas storage and a fierce battle between Europe and Asia to attract cargoes.
Similar to its European counterpart, JKM traded range-bound until the Russian government launched its invasion of Ukraine. On March 7, 2022, JKM reached an all-time high of $52/MMBtu. Throughout the first half of 2022, JKM showed a great correlation to TTF, but kept trading at a discount, as Asian buyers were still well stocked and in general more linked to long-term contracts. On August 25, 2022, the JKM reached a new historical maximum of $70/MMbtu, striving to secure gas for the winter period. Many price-sensitive Asian markets could not compete with these high prices and switched to oil and domestic gas consumption. Meanwhile, China, the largest spot buyer, was struggling with re-emerging COVID-19 pandemic outbreaks and the implementation of zero-Covid measures largely muted Chinese demand for "LNG", freeing up spot cargoes for Europe to lock. Prices during the fourth quarter of 2022 followed Europe, which at the time was benefiting from mild weather during the early winter months, delaying the heating season and easing prices further. The JKM averaged $31/MMbtu during the fourth quarter. Overall, it was a year of great volatility in prices and the annual JKM average was $34/MMbtu in 2022, 90% higher than in 2021.

Management report
The following table shows quarterly average spot prices of natural gas for the past three years:

Natural gas
Source: Thomson Reuters	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu

Q1 2020	9.75	1.87	3.69
Q2 2020	5.38	1.75	2.23
Q3 2020	7.83	2.12	3.48
Q4 2020	14.70	2.76	7.43

Q1 2021	18.55	2.72	8.85
Q2 2021	25.18	2.98	9.71
Q3 2021	48.51	4.32	17.80
Q4 2021	94.04	4.84	34.95

Q1 2022	99.61	4.59	30.83
Q2 2022	99.16	7.50	27.18
Q3 2022	200.51	7.95	46.84
Q4 2022	95.18	6.09	31.23
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e., energy mix of the respective country, power generation from renewables, country specific energy policies, etc.).
In 2020, lower fuel prices led to lower generation cost while at the same time the renewable output across Europe grew year-on-year. On the demand side, the COVID-19 pandemic led to a sudden and severe demand drop. Consequently, in the first half of 2020, the power prices across Europe dropped significantly. May and June marked the low point for electricity prices across Europe. Along with natural gas and CO2 prices, the power prices recovered during the second half of the year. A late heatwave in September in combination with poor renewable output provided the first strong price uptick. In December, the opposite, colder than normal temperatures in combination with poor renewables led to a second strong price uptick.
In 2021, the electricity prices continued to increase quarterly in line with the increasing fuel prices and renewable power could not provide the needed relief. In the second half of 2021, easing COVID-19 pandemic restrictions and reopening economies increased power demand and global fuel prices. Combination of high natural gas prices and increasing power demand in the fourth quarter of 2021 led to the highest prices ever recorded up until that time.
In the first half of 2022, electricity prices marginally increased as compared to levels during the fourth quarter of 2021 but were more than three times higher than in the first half of 2021. Rising fuel prices (i.e., thermal coal and natural gas) as well as elevated CO2 prices lifted the marginal cost of hard coal and natural gas power plants, which provides the floor and ceiling for the power market. Power output from renewables was not particularly strong for the first half of 2022, while hydro reservoirs took a hit amid a lack of water. In the second half of 2022, low nuclear power availability in France put further stress on the system. In 2022, electricity prices reached new highs amid high natural gas prices. The third quarter of 2022 experienced the highest prices ever recorded; four to five times higher than 2021. In the last quarter of 2022, electricity prices declined with decreasing natural gas prices and lower power demand amid mild weather conditions in Northwest Europe.
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for the past three years:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh

Q1 2020	26.44	29.29	29.98
Q2 2020	20.36	18.13	18.62
Q3 2020	36.22	39.13	36.61
Q4 2020	38.85	42.22	42.28

Q1 2021	49.62	53.07	50.98
Q2 2021	60.68	64.24	62.69
Q3 2021	97.27	97.01	97.41
Q4 2021	178.77	221.19	204.18

Q1 2022	185.49	234.75	209.39
Q2 2022	188.67	226.27	194.98
Q3 2022	373.24	427.34	370.06
Q4 2022	192.10	213.41	201.65
Ocean freight
The dry bulk market experienced its weakest year in 2020 since 2016 as the Baltic Dry Index (“BDI”) average was at 1,066 points. The Capesize index averaged $13,073/day in 2020 while the Panamax index averaged $8,587/day. In 2020, on the cape size, a total of 104 vessels or 23.4 million deadweight was delivered, 45 vessels were dismantled or 10.6 million deadweight. In 2020, Panamax had a total deliveries of 148 vessels or 12.2 million deadweight delivered and 0.8 million deadweight dismantled.
Throughout 2021, the market remained firm compared to 2020 but was extremely volatile, particularly in the second half of the year with the third quarter being the strongest quarter. The BDI average was at 2,943 points in 2021 as compared to 1,066

Management report
points in 2020. The Capesize index increased by 155% year-on-year to an average of $33,333/day in 2021 as compared to $13,073/day in 2020. The Panamax index increased by 171% to an average of $26,898/day in 2021 as compared to $9,923/day in 2020. Supramax rates hit multiyear highs in 2021, with the Baltic TC average peaking at $39,860/day in October from $11,305/day at the start of 2021 (+253%), before ending at $25,188/day (+$13,883 /day +123% as compared to the start of 2021). The weighted average Supramax rate was $26,767/day in 2021 as compared to $8,188/day in 2020 (+227%).
Fleet growth across all segments was relatively moderate in 2021 as compared to 2020, with an increase of 3.6% with the average dry bulk demolition age climbing to 28.55 years from 27.19 in 2020, naturally driven by far stronger market conditions.
While 2021 was very much a year of recovery, with the dry bulk market getting back on track after the COVID-19 pandemic, the year 2022 was largely impacted by the conflict in Ukraine and the associated challenges that followed. The BDI average was at 1,934 points in 2022 compared to 2,943 points in 2021, highlighting the general response to the forced change in trading patterns which the conflict and subsequent sanctions created. The Capesize index decreased by 51.4% year-on-year to average $16,177/day in 2022 compared to $33,333/day in 2021. The Panamax index decreased by 22.9% to an average of $20,736/day as compared to $26,898/day in 2021. In 2022, the Supramax index was in steady decline, averaging $22,152/day as compared to $26,767/day, a 17.2% decline.
Among the changes resulting from the Ukraine conflict, a reshuffling of some established trade routes involving Russia led to an increase in tonne mileage which provided some support to the market, particularly as alternative sources for Ukrainian grain was sought in the early days of the conflict. An easing of the high congestion levels seen at Chinese ports also freed up a significant amount of capacity putting negative pressure on the market, partially accounting for the challenging freight environment seen last year.
Overall bulk carrier contracting in 2022 was 51.2% lower than in 2021 by number of vessels and 53.63% lower in terms of deadweight, suggesting lower appetite for risk among investors as the global financial market faces inflationary pressures and increased uncertainty ahead.
Sources: Baltic Index, Clarksons Platou
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
Since April 1, 2018, the Company has designated a portfolio of euro denominated debt (€4.9 billion as of December 31, 2022) as a hedge of certain euro denominated investments (€8.8 billion as of December 31, 2022) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation in spot exchange rates between EUR/USD, which causes the amount of the net investments to vary. See also note 6.3 to the consolidated financial statements. As a result of the hedge designation, foreign exchange gains and losses related to the portfolio of euro denominated debt are recognized in other comprehensive income.
As of December 31, 2022, the Company is mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Indian rupee, Kazakh tenge, South African rand, Mexican peso, Polish zloty, Argentinian peso and Ukrainian hryvnia against the U.S. dollar resulting from its trade payables and receivables.
In 2022 the euro depreciated against the U.S. dollar from 1.1326 on December 31, 2021 to 1.0666 on December 31, 2022, because of a rate differential following the rate hikes by U.S. Federal Reserve. The war in Ukraine accentuated the risks and thus contributed to the appreciation of the U.S. dollar, while markets weighed the risks of global recession in a context of rising inflation.
The Polish zloty depreciated against the U.S dollar throughout 2022 from 4.06 on December 31, 2021 to 4.39 on December 31, 2022, suffering from the uncertainties and volatility triggered by the war in Ukraine, high inflation and by the rate differentials compared to the U.S. dollar.
The Ukrainian hryvnia depreciated against the U.S. dollar until February 2, 2022 before being frozen at 29.2549 until July 20, 2022 by the National Bank of Ukraine. The exchange rate was subsequently updated and fixed at 36.5686 as of July 21, 2022.

Management report
The Kazakh tenge depreciated against the U.S. dollar from 431.67 at December 31, 2021 to 462.65 on December 31, 2022. The high correlation with Russia’s war has caused high inflation and logistical disruption with geopolitical risks.
The Indian rupee depreciated against the U.S. dollar from 74.37 at December 31, 2021 to 82.67 at December 31, 2022 due to rate differential with the United States, outflow of capital and India’s high dependency on energy imports in a context of surging prices.
The South African rand depreciated against the U.S. dollar from 15.91 at December 31, 2021 to 16.96 on December 31, 2022 in the context of higher inflation and U.S. dollar strength.
The Canadian dollar depreciated in 2022 compared to 2021 against the U.S. dollar, from 1.27 at December 31, 2021 to 1.35 at December 31, 2022. Decrease in commodity prices contributed to the depreciation of the Canadian dollar, as well as the risk of global recession and of high inflation. Furthermore, the rate differential between the U.S. dollar and the Canadian dollar helped the U.S. dollar to appreciate.
The Mexican peso appreciated in 2022 against the U.S. dollar from 20.43 on December 31, 2021 to 19.55 on December 31, 2022 due to the hikes in Mexico central bank's rates and strong U.S. production demand providing a favorable external balance to support the currency.
In 2022, Brazilian real appreciated against the U.S. dollar, from 5.58 at December 31, 2021 to 5.22 at December 31, 2022, due to the central bank's rate hike and to the presidential elections.
The Argentinian peso depreciated against the U.S. dollar in 2022 from 102.72 at December 31, 2021 to 177.16 at December 31, 2022 in connection with poor economy conditions, debt issues and extreme inflation around 90%.
Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainty in developed economies combined with a slowdown in emerging markets.
However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2021, 2020 and 2019, specifically in China, in the U.S. and in Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity, rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore during a time of heightened emphasis on decarbonization. The Chinese government had set a target that 60-70% of steel should be produced by the top ten steel groups by 2025. However, in 2021, the Chinese government focused on setting a target to increase the proportion of the top five steelmakers' crude steel output to China's total output to 40% by 2025. Baowu Steel Group ("Baowu"), the world's largest steelmaker, remains at the forefront of consolidation efforts within China's steel industry. In September 2019, Baowu and Magang (Group) Holding Co. Ltd ("Magang") signed a partnership agreement where Baowu secured a 51% stake in Magang, increasing Baowu's steel production capacity to approximately 90 million tonnes and representing a big step in the ongoing consolidation of the Chinese steel industry. In November 2020, Baowu increased its steel production capacity to 115 million tonnes after the acquisition of Yili Steel. In February 2021, Baowu acquired a 90% controlling stake in Kunming Iron and Steel, which increased its steel production capacity to 125 million tonnes. In July 2021, Baowu announced that it would take over China's seventh-largest steel producer Shandong Iron and Steel, and in October 2022, Jiangxi province signed an agreement to transfer a 51% shareholding in Xinyu Iron & Steel Group (Xingang Group) to Baowu, increasing Baowu's steel production capacity by 10 million tonnes. Both acquisitions and the announced integration of Baotou Iron and Steel Group (Baogang Group) in 2022, once complete, will increase Baowu's annual crude steel production to about 182 million tonnes.
In Europe, on October 29, 2019, Liberty House Group announced a merger with GFG Alliance's steel businesses to create Liberty Steel Group with a capacity of 18 million tonnes. According to the announcement, Liberty Steel Group will be the eighth largest steel producer outside China, with operations stretching from Australia to continental Europe, the United Kingdom and the United States. In November 2018, ArcelorMittal completed the acquisition (via a long-term lease) of ArcelorMittal Italia, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. The transaction was approved by the European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, which were sold to Liberty Steel Group in June 2019. In December 2020, ArcelorMittal signed an agreement with Invitalia to form a public-private partnership, which became effective mid-April 2021.
In another step towards consolidation in the United States, United States Steel Corp announced on October 1, 2019 that it reached an agreement to purchase a minority stake in Big River Steel with an option to take complete control of the company over four years; and in January 2021, United States Steel acquired Big River Steel in its entirety. On December 3, 2019, AK Steel and Cleveland Cliffs announced an all stock merger

Management report
which was completed in March 2020. Additionally, in December 2020, ArcelorMittal sold ArcelorMittal USA's operations to Cleveland-Cliffs.
In December 2019, ArcelorMittal and Nippon Steel Corporation ("NSC") completed the acquisition of AMNS India through a joint venture agreement and following the submission of a competitive resolution plan setting out a positive future for the bankrupt company, an integrated flat steel producer and the largest steel company in western India. See “Business overview—Properties and capital expenditures—Property, plant and equipment—Investments in joint ventures”.
Further consolidation in the future should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale.
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
ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil, Europe, ACIS and Mining. The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash flow from operations less capital expenditures.
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at AMMC and AML and continues to provide technical support to all mining operations within the Company. Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and segment disclosures have been recast to reflect this new segmentation. Only the seaborne-oriented operations of AMMC and AML are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that it primarily supplies.

Management report
Years ended December 31, 2022, 2021 and 2020
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables provide a summary of ArcelorMittal’s performance by reportable segment for the years ended December 31, 2022, 2021 and 2020:

	Sales for the year ended December 31,[1]			Operating income (loss) for the year ended December 31,[2]
	2022	2021	2020	2022	2021	2020
Segment	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)
NAFTA	13,774	12,530	13,668	2,818	2,800	1,684
Brazil	13,732	12,856	6,336	2,775	3,798	777
Europe	47,263	43,334	28,071	4,292	5,672	(1,439)
ACIS	6,368	9,854	5,737	(930)	2,705	209
Mining	3,396	4,045	2,785	1,483	2,371	1,247
Others and eliminations	(4,689)	(6,048)	(3,327)	(166)	(370)	(368)
Total	79,844	76,571	53,270	10,272	16,976	2,110
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

Others and eliminations - operating (loss) income	Year ended December 31,
	2022	2021	2020
	(in $ millions)	(in $ millions)	(in $ millions)
Corporate and shared services [1]	(234)	(201)	(199)
Financial activities	(19)	(21)	(22)
Shipping and logistics	12	15	6
Intragroup stock margin eliminations	110	(123)	(110)
Depreciation and impairment	(35)	(40)	(43)
Total adjustments to segment operating income and other	(166)	(370)	(368)
1.Includes primarily staff and other holding costs and results from shared service activities.
Shipments and average steel selling price
ArcelorMittal had steel shipments of 55.9 million tonnes for the year ended December 31, 2022 as compared to steel shipments of 62.9 million tonnes for the year ended December 31, 2021, representing a 11.2% decrease. On a comparable basis, excluding the shipments of ArcelorMittal Italia, deconsolidated as from April 14, 2021 and excluding the shipments of Ukraine (in both periods), steel shipments decreased by 4.5%.
While NAFTA shipments remained stable, the following segments experienced year on year shipment declines in 2022: Europe 9.0% (6.2% on a comparable basis excluding shipments of ArcelorMittal Italia), Brazil 1.5%, ACIS 38.4% (9.4% on a comparable basis excluding shipments of Ukraine in both periods).
Steel shipments decreased 8.7% to 29.7 million tonnes in the first half of 2022 compared to 32.6 million tonnes for the first half of 2021. On a comparable basis excluding the impact of ArcelorMittal Italia (deconsolidated as from April 14, 2021), steel shipments decreased by 5.8% in the first half of 2022 as compared to the first half of 2021. The decrease in steel shipments was mainly due to the lower shipments in ACIS segment (39.0% primarily due to the conflict between Russia and Ukraine) and in NAFTA segment (3.7%). Steel shipments decreased 13.7% to 26.2 million tonnes in the second half of 2022 compared to 30.3 million tonnes in the second half of 2021, due to the ongoing war in Ukraine and lower apparent demand driven by weaker macroeconomic conditions and significant destocking in all other regions,
ArcelorMittal had steel shipments of 62.9 million tonnes for the year ended December 31, 2021 as compared to steel shipments of 69.1 million tonnes for the year ended December 31, 2020, representing a decrease of 8.9%. On a comparable basis, excluding the shipments from ArcelorMittal USA, sold to Cleveland-Cliffs on December 9, 2020, and ArcelorMittal Italia, deconsolidated as from April 14, 2021), steel shipments for 2021 increased by 9.2% as a result of the broad based recovery in demand following the impacts of COVID-19 on 2020 operations.

Management report
While NAFTA was down 46.5% (due to factors discussed above), the following segments experienced year on year shipment growth in 2021: Europe 0.9%, Brazil 24.3%, ACIS 4.8%. On a comparable basis, all segments experienced year on year shipment growth in 2021: Europe 8.9%, Brazil 24.3%, ACIS 4.8% and NAFTA 8.0%.
Steel shipments decreased 5.2% to 32.6 million tonnes in the first half of 2021 compared to 34.3 million tonnes for the first half of 2020. Steel shipments decreased 12.8% to 30.3 million tonnes in the second half of 2021 compared to 34.8 million tonnes in the second half of 2020. On a comparable basis excluding the impact of ArcelorMittal USA and ArcelorMittal Italia, steel shipments increased by 13.4% and 4.8% in the first and second half of 2021, compared to the first and second half 2020, as economic activities continued to recover.
Average steel selling prices increased by 16.6% for the year ended December 31, 2022 as compared to the year ended December 31, 2021 in line with the sharp increase in international steel selling prices in the first half of 2022, following the start of the Russia-Ukraine conflict: average steel selling prices increased by 37.7% in the first half of 2022 as compared to the first half of 2021 and decreased by 1.9% in the second half of 2022 in line with international prices, as compared to the second half of 2021.
Average steel selling prices increased by 54.2% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in the context of a strong international pricing environment. Average steel selling prices in the first half of 2021 increased by 41.5% as compared to the first half of 2020 and increased by 67.5% in the second half of 2021 as compared to the second half of 2020.
Sales
ArcelorMittal had sales of $79.8 billion for the year ended December 31, 2022, representing a 4.3% increase from sales of $76.6 billion for the year ended December 31, 2021, primarily due to 16.6% higher average steel selling prices partly offset by 11.2% lower steel shipments. In the first half of 2022, sales were $44.0 billion increasing from $35.5 billion in the first half of 2021, primarily due to 37.7% higher average steel selling prices partly offset by 8.7% lower steel shipments, In the second half of 2022, sales of $35.9 billion represented a 12.6% decrease as compared to sales of $41.0 billion in the second half of 2021, primarily driven by a 1.9% decrease in average steel selling prices and 13.7% lower steel shipments.
ArcelorMittal had sales of $76.6 billion for the year ended December 31, 2021, representing a 43.7% increase from sales of $53.3 billion for the year ended December 31, 2020, primarily due to 54.2% higher average steel selling prices and higher iron ore prices partly offset by 8.9% lower steel shipments following the disposal of ArcelorMittal USA and the deconsolidation of ArcelorMittal Italia. In the first half of 2021, sales were $35.5 billion increasing from $25.8 billion in the first half of 2020, primarily due to 41.5% higher average steel selling prices partly offset by 5.2% lower steel shipments following such change in the scope of consolidation. In the second half of 2021, sales of $41.1 billion represented a 49.6% increase as compared to sales of $27.5 billion in the second half of 2020, primarily driven by a 67.5% increase in average steel selling prices partly offset by 12.8% lower steel shipments.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), energy, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2022 was $67.3 billion as compared to $57.3 billion for the year ended December 31, 2021, mainly driven by higher raw material and energy costs (see below for more details) offset in part by lower shipments. Cost of sales for the year ended December 31, 2022 also included a $1.0 billion impairment charge relating to ArcelorMittal Kryviy Rih’s property, plant and equipment and intangibles due to the significant uncertainty about the evolution of the geopolitical context in Ukraine and the timing and ability for the Company to resume operations to a normal level.
For the years ended December 31, 2022, 2021, and 2020, cost of sales included the following energy costs:

in millions of USD	2022	2021	2020
Electricity for production	4,360	3,289	2,290
Natural and other gases	3,326	2,242	1,336
Other energy and utilities	1,902	1,323	975
Total	9,588	6,854	4,601
Energy costs represented 14%, 12% and 9% of cost of sales for the years ended December 31, 2022, 2021, and 2020, respectively. In the context of rising energy costs in particular for the Company’s European operations due to the war in Ukraine, ArcelorMittal has taken cost mitigating actions including hedging a part of its future energy consumption, (in accordance with the Group's commodity price hedging policy) as well as operational savings. In the case of natural gas, the Company has taken several actions to minimize the consumption of natural gas throughout its production process, including optimization of the reuse of blast furnace gases and coke oven battery gases, and enhancement of oxygen enrichment combustion for reheating furnaces, enabling the Company to decrease natural gas consumption per tonne of steel in Europe by 21% in 2022 as compared to 2021.

Management report
Apart from the impairment charge mentioned above, cost of sales for the year ended December 31, 2022 also included $0.5 billion of inventory related charges to reflect the net realizable value of inventory with declining market prices in Europe, partially offset by a $0.1 billion bargain purchase gain on the acquisition of ArcelorMittal Texas HBI and a $0.1 billion gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract.
Cost of sales for the year ended December 31, 2021 was $57.3 billion as compared to $49.1 billion for the year ended December 31, 2020, mainly driven by higher raw material costs offset in part by lower shipments and lower inventory related charges. Cost of sales for the year ended December 31, 2021 included a $218 million impairment reversal related to the Sestao facility in Spain, which was partly offset by $123 million charges with respect to the expected decommissioning costs of the dam at the Serra Azul mine in Brazil.
Depreciation for the year ended December 31, 2022, was $2.6 billion slightly higher as compared to $2.5 billion for the year ended December 31, 2021 primarily driven by changes in useful lives estimates for certain assets in Europe and Canada due to decarbonization projects. In 2021, depreciation was $2.5 billion as compared to $3.0 billion for the year ended December 31, 2020 largely due to the sale of ArcelorMittal USA and the deconsolidation of ArcelorMittal Italia. For the year 2023, depreciation is expected to be approximately $2.6 billion (based on current exchange rates).
Selling, general and administrative expenses
Selling, general and administrative expenses ("SG&A") were $2.3 billion for the year ended December 31, 2022 as compared to $2.3 billion for the year ended December 31, 2021 and $2.0 billion for the year ended December 31, 2020. SG&A as a percentage of sales decreased for the year ended December 31, 2022 (2.8%) as compared to 2021 (2.9%) and 2020 (3.8%).
Operating income
ArcelorMittal’s operating income for the year ended December 31, 2022 was $10.3 billion as compared to $17.0 billion for the year ended December 31, 2021, primarily driven by a negative price-cost effect, including in particular higher coal and energy costs, lower steel shipments, negative translation effect and the impairment charge, inventory related charges, bargain purchase gain and gain resulting from a litigation settlement, totaling $1.3 billion as discussed above.
ArcelorMittal’s operating income for the year ended December 31, 2021 was $17.0 billion as compared to $2.1 billion for the year ended December 31, 2020, primarily driven by positive steel price-cost effects and improved iron ore reference prices (46.7% increase year on year).
ArcelorMittal’s operating income for the year ended December 31, 2020 was impacted by the gain on the sale of ArcelorMittal USA and impairment charges for European plate assets. Operating income was also impacted by weaker operating conditions including a negative price-cost effect in steel segments and lower steel shipments due to the COVID-19 pandemic offset in part by the fixed cost savings and improved mining performance, driven by higher seaborne iron ore reference prices (which were up 16.2%).

NAFTA
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2022	2021	2020
Sales	13,774	12,530	13,668
Depreciation	(427)	(325)	(537)
Net impairment reversal (charges)	—	—	660
Operating income	2,818	2,800	1,684
Crude steel production (thousand tonnes)	8,271	8,487	17,813
Flat product shipments	7,121	6,879	15,422
Long product shipments	2,739	3,088	2,884
Others and eliminations	(274)	(381)	(404)
Total steel shipments (thousand tonnes) *	9,586	9,586	17,902
Average steel selling price (USD/tonne)	1,215	1,128	702
*NAFTA steel shipments reported figures include shipments sourced by NAFTA from Group subsidiaries and sold to the Calvert JV that are eliminated on consolidation.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the NAFTA segment decreased 2.5% to 8.3 million tonnes for the year ended December 31, 2022 as compared to 8.5 million tonnes for the year ended December 31, 2021. Crude steel production declined 7.3% in the first half of 2022 as compared to the first half of 2021 primarily due to lower flat and long production resulting from labor actions in Mexico and at AMLPC. Crude steel production increased 2.7% in the second half of 2022 as compared to the second half of 2021 which had been impacted by operational disruptions (including the impact of hurricane Ida in the third quarter of 2021) in Mexico.
Crude steel production for the NAFTA segment decreased 52.4% to 8.5 million tonnes for the year ended December 31, 2021 as compared to 17.8 million tonnes for the year ended December 31, 2020 primarily due to the sale of ArcelorMittal USA on December 9, 2020 (on a comparable basis crude steel production decreased marginally by 0.7%). Crude steel production declined 51.7% in the first half of 2021 and 53.1% in the second half of 2021 as compared to the first half of 2020

Management report
and the second half of 2020, respectively, for the same reason. In the first quarter of 2021, crude steel production was impacted by the disruption at Mexican operations due to severe weather. Crude steel production increased by 4.5% in the second quarter of 2021 as compared to the first quarter of 2021 following an improvement in demand and the recovery of Mexican operations post disruptions due to severe weather in the prior quarter. Crude steel production increased 16.5% in the first half of 2021 after excluding the impact of ArcelorMittal USA disposal. Crude steel production in the second half of 2021 was 0.6% lower than in the second half of 2020 on a comparable basis primarily due to operational disruptions (including the impact of Hurricane Ida in Mexico) during the third quarter of 2021.
Steel shipments in the NAFTA segment remained stable for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Steel shipments decreased 3.7% to 4.9 million tonnes for the first half of 2022, from 5.1 million tonnes for the first half of 2021 primarily due to the labor actions in Mexico and at AMLPC as described above and lower demand for flat products in Canada. Steel shipments increased by 4.3% in the second half of 2022 as compared to the second half of 2021 which had been impacted by weaker demand in North America, including automotive, and lower production due to operational disruptions as mentioned above.
Steel shipments in the NAFTA segment decreased 46.5% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to the sale of ArcelorMittal USA (on a comparable basis, steel shipments increased by 8.0%). Steel shipments decreased by 45.4% in the first half of 2021 compared to the first half of the 2020 and by 47.7% in the second half of 2021 as compared to the second half of 2020, primarily due to the sale of ArcelorMittal USA. On a comparable basis and reflecting the improvement in demand, steel shipments in the first half of 2021 increased by 18.4% compared to the first half of 2020 which was impacted by COVID-19. Steel shipments decreased by 1.9% in the second half of 2021 as compared to the second half of 2020 primarily due to weaker demand in North America, including automotive and lower production as mentioned above.
Average steel selling prices in NAFTA segment increased 7.8% for the year ended December 31, 2022 as compared to the year ended December 31, 2021. In the first half of 2022, average steel selling prices were 37.8% higher than the first half of 2021, in line with the trend in market prices and the positive impact of automotive contract resets. Average steel selling prices in the second half of 2022 were 16.3% lower as compared to the second half of 2021, in line with the trend in market prices.
Average steel selling prices in NAFTA segment increased 60.7% for the year ended December 31, 2021 as compared to the year ended December 31, 2020. In the first half of 2021, average steel selling prices were 37.4% higher than the first half of 2020, in line with the sharp increase in market prices. Average steel selling prices in the second half of 2021 were 86.8% higher as compared to the second half of 2020.
Sales
Sales in the NAFTA segment were $13.8 billion for the year ended December 31, 2022, representing a 9.9% increase as compared to the year ended December 31, 2021. Sales in the NAFTA segment increased 28.3% to $7.4 billion for the first half of 2022 as compared to $5.8 billion for the first half of 2021, mainly due to 37.8% higher average steel selling prices offset in part by 3.7% lower steel shipment volumes. Sales in the NAFTA segment in the second half of 2022 decreased by 5.8% as compared to the second half of 2021, mainly due to the sharp decline in average steel selling prices, partially offset by the increase in steel shipments.
Sales in the NAFTA segment were $12.5 billion for the year ended December 31, 2021, representing a 8.3% decrease as compared to the year ended December 31, 2020. Sales in the NAFTA segment in first half of 2021 decreased by 18.9% as compared to the first half of 2020, mainly due to the sale of ArcelorMittal USA offset in part by higher average steel selling prices. Sales in the NAFTA segment in the second half of 2021 increased by 3.2% as compared to the second half of 2020, mainly due to the significant increase in average steel selling prices, partially offset by the significant decrease in steel shipments due to the sale of ArcelorMittal USA.
Operating income (loss)
Operating income for the NAFTA segment was stable at $2.8 billion for the year ended December 31, 2022 and December 31, 2021. In the first half of 2022, operating income for the NAFTA segment was $1,871 million, as compared to $936 million in the first half of 2021, mainly driven by a significant positive price-cost effect, despite higher costs associated with the labor actions in Mexico (approximately $120 million) and lower steel shipments. Operating income for the NAFTA segment in the second half of 2022 decreased by 49.2%, as compared to the second half of 2021, mainly due to a negative price-cost effect partially offset by an increase in steel shipments, a $0.1 billion bargain purchase gain on the acquisition of ArcelorMittal Texas HBI and a $0.1 billion gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract.
Operating income for the NAFTA segment was $2.8 billion for the year ended December 31, 2021 as compared to $1.7 billion for the year ended December 31, 2020. The increase in operating income for the year ended December 31, 2021 was mainly driven by significant positive price-cost effect and offset in part by lower steel shipments following the sale of ArcelorMittal USA in 2020. Operating income in 2020 included a $1.5 billion gain on the sale of ArcelorMittal USA and a $660

Management report
million gain related to the partial reversal of impairments recorded in ArcelorMittal USA following the announced sale, as well as inventory related charges of $0.5 billion.

Brazil
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2022	2021	2020
Sales	13,732	12,856	6,336
Depreciation	(246)	(228)	(228)
Operating income	2,775	3,798	777
Crude steel production (thousand tonnes)	11,877	12,413	9,539
Flat product shipments	6,423	6,425	4,722
Long product shipments	5,179	5,332	4,740
Others and eliminations	(86)	(62)	(52)
Total steel shipments (thousand tonnes)	11,516	11,695	9,410
Average steel selling price (USD/tonne)	1,114	1,030	634
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Brazil segment decreased 4.3% to 11.9 million tonnes for the year ended December 31, 2022 as compared to 12.4 million tonnes for the year ended December 31, 2021.
Crude steel production in the Brazil segment decreased marginally 0.9% to 6.1 million tonnes in the first half of 2022 as compared to 6.2 million tonnes for the first half of 2021. Crude steel production in the Brazil segment decreased 7.7% to 5.8 million tonnes for the second half of 2022 as compared to 6.2 million tonnes for the second half of 2021, primarily due to lower demand from export markets.
Crude steel production for the Brazil segment increased 30.1% to 12.4 million tonnes for the year ended December 31, 2021 as compared to 9.5 million tonnes for the year ended December 31, 2020 due to higher production in both flat (following the restart of BF#3 at ArcelorMittal Tubarão in the fourth quarter of 2020) and long products due to the continued recovery in demand as compared to 2020, when production was adapted to match the reduced demand levels driven by the COVID-19 pandemic. In particular, the Company idled ArcelorMittal Tubarão's blast furnace No. 3 from April 21, 2020, and implemented production curtailments in Argentina and of long product capacity in Brazil, to match demand levels. Subsequently, given the sharp recovery in domestic demand, improving export market conditions and a favorable cost position, the Company restarted activities at ArcelorMittal Tubarão's blast furnace No. 2 in July 2020 and blast furnace No. 3 in October 2020 and substantially all of its long product capacity in Brazil, given the recovery in demand in the second half of 2020.
Steel shipments decreased 1.5% to 11.5 million tonnes for the year ended December 31, 2022 as compared to 11.7 million tonnes for the year ended December 31, 2021. Steel shipments increased 3.6% to 6.0 million tonnes in the first half of 2022 as compared to 5.8 million tonnes for the first half of 2021 primarily due to higher export volumes. Steel shipments in the second half of 2022 decreased 6.6% as compared to the second half of 2021, primarily due to lower export volumes with domestic shipments up slightly year on year.
Steel shipments increased 24.3% to 11.7 million tonnes for the year ended December 31, 2021 as compared to 9.4 million tonnes for the year ended December 31, 2020. Steel shipments increased 32.3% in the first half of 2021 as compared to the first half of 2020 primarily due to the recovery in demand for both flat (domestic and exports) and long products, as economic activity continued to recover throughout the first half of 2021, while the first half of 2020 was impacted by the COVID-19 pandemic. Steel shipments in the second half of 2021 increased 17.3% as compared to the second half of 2020, primarily driven by continued recovery in demand.
Average steel selling prices increased 8.1% for the year ended December 31, 2022 as compared to the year ended December 31, 2021 in line with the trend in market prices. Average steel selling prices increased 21.0% in the first half of 2022 compared to the first half of 2021 in line with the trend in market prices but decreased 2.8% in the second half of 2022 compared to the second half of 2021 in line with market trends in particular for export markets.
Average steel selling prices increased 62.5% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in line with the sharp increase in market prices. Average steel selling prices increased 56.9% in the first half of 2021 compared to the first half of 2020 and increased 68.4% in the second half of 2021 compared to the second half of 2020. Steel selling prices decreased however 12.3% in the fourth quarter of 2021 as compared to the third quarter of 2021.
Sales
In the Brazil segment, sales increased 6.8% to $13.7 billion for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to 8.1% higher average steel selling prices offset in part by 1.5% lower steel shipments. In the first half of 2022, sales increased 26.8% to $7.4 billion as compared to $5.8 billion for the first half of 2021 primarily due to 21.0% higher average steel selling prices with higher domestic and export prices and 3.6% higher steel shipments. In the second half of 2022, sales decreased 9.6% to $6.4 billion as compared to $7.1 billion for the second half of

Management report
2021 driven by a 6.6% decrease in shipments and 2.8% decrease in average steel selling prices.
In the Brazil segment, sales increased 102.9% to $12.9 billion for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to 62.5% higher average steel selling prices and 24.3% higher steel shipments. In the first half of 2021, sales increased 106.6% to $5.8 billion as compared to $2.8 billion for the first half of 2020 primarily due to 56.9% higher average steel selling prices and 32.3% higher steel shipments. In the second half of 2021, sales increased 100.0% to $7.1 billion as compared to $3.5 billion for the second half of 2020 driven by a 17.3% increase in shipments and 68.4% increase in average steel selling prices.
Operating income
Operating income for the Brazil segment was $2.8 billion for the year ended December 31, 2022, representing a 26.9% decrease as compared to the year ended December 31, 2021 as a result of negative factors in the second half of 2022 as described below. Operating income in the first half of 2022 was $1,875 million as compared to $1,742 million in the first half of 2021, primarily driven by higher steel shipments, partly offset by the negative mix effect of a higher share of exports, and a gain of $0.2 billion related to PIS/COFINS tax credits related to scrap purchases for prior periods. Operating income in the second half of 2022 was $901 million as compared to $2,056 million in the second half of 2021, mainly due to a negative price-cost effect, and lower shipments.
Operating income for the Brazil segment was $3.8 billion for the year ended December 31, 2021, representing a 389.0% increase as compared to the year ended December 31, 2020. Operating income in the first half and the second half of 2021 increased 539.9% and 307.1%, respectively, as compared to the first half and the second half of 2020, primarily due to a positive price-cost effect and higher steel shipments. Operating income in the second half of 2021 also included the impact of $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil.

Europe
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2022	2021	2020
Sales	47,263	43,334	28,071
Depreciation	(1,268)	(1,252)	(1,418)
Net impairment reversal (charges)	—	218	(527)
Operating income (loss)	4,292	5,672	(1,439)
Crude steel production (thousand tonnes)	31,904	36,795	34,004
Flat product shipments	21,387	23,485	23,907
Long product shipments	8,321	9,236	8,550
Others and eliminations	474	461	416
Total steel shipments (thousand tonnes)	30,182	33,182	32,873
Average steel selling price (USD/tonne)	1,191	986	655
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment decreased 13.3% to 31.9 million tonnes for the year ended December 31, 2022 as compared to 36.8 million tonnes for the year ended December 31, 2021, mainly due to significantly lower apparent demand driven by destocking and adjustment of production in line with demand as a consequence, and the impact of the deconsolidation of ArcelorMittal Italia as described below. Crude steel production decreased 11.2% to 16.9 million tonnes in the first half of 2022 from 19.1 million tonnes in the first half of 2021. Operations relating to ArcelorMittal Italia were included until April 14, 2021 and then accounted for under the equity method following the formation of a public-private partnership between Invitalia and ArcelorMittal (renamed Acciaierie d’Italia). Excluding the impact of the Acciaierie d’Italia deconsolidation, steel production in the Europe segment in the first half of 2022 decreased by 5.4% compared to the first half of 2021, due to adjustment of production following the decline in apparent demand and the impact of responses to higher energy prices. Crude steel production decreased 15.6% to 15.0 million tonnes in the second half of 2022 from 17.7 million tonnes in the second half of 2021. Given the weaker macroeconomic conditions and order book, high energy and carbon costs and rising imports, during the third and fourth quarter of 2022, the Company curtailed production and temporarily idled steel making and finishing asset in France, Spain, Germany and Poland to bring supply in line with addressable demand. As apparent demand conditions were showing signs of improvement early 2023, the Company has gradually restarted capacity.
Crude steel production for the Europe segment increased 8.2% to 36.8 million tonnes for the year ended December 31, 2021 as

Management report
compared to 34.0 million tonnes for the year ended December 31, 2020, as demand and activity levels improved, including automotive, industrial production and manufacturing activity. Crude steel production increased 12.3% to 19.1 million tonnes in the first half of 2021 from 17.0 million tonnes in the first half of 2020 (impacted by the COVID-19 pandemic), including the restart of BF#B in Ghent, Belgium in March following a planned major reline. Crude steel production increased 4.1% to 17.7 million tonnes in the second half of 2021 from 17.0 million tonnes in the second half of 2020 mainly due to the factors discussed above. Operations relating to ArcelorMittal Italia were included until April 14, 2021 and then accounted for under the equity method as described above. As a result, excluding the impact of the Acciaierie d'Italia deconsolidation, steel production increased by 17.9% in the first half of 2021 and 15.1% in the second half of 2021 compared to the previous year.
Steel shipments were 30.2 million tonnes for the year ended December 31, 2022, representing a 9.0% decrease from steel shipments of 33.2 million for the year ended December 31, 2021. Excluding the impact of Acciaierie d'Italia, shipments decreased 6.1% as compared to 2021. Steel shipments decreased 5.8% to 16.3 million tonnes in the first half of 2022, from 17.3 million tonnes in the first half of 2021 mainly due to the deconsolidation of ArcelorMittal Italia as described above. Excluding the impact of the Acciaierie d’Italia deconsolidation, steel shipments in Europe segment remained stable. Steel shipments decreased 12.6% in the second half of 2022 compared to the second half of 2021, primarily due to weaker apparent demand, as discussed earlier.
Steel shipments were 33.2 million tonnes for the year ended December 31, 2021, a marginal 0.9% increase from steel shipments of 32.9 million for the year ended December 31, 2020. Excluding the impact of Acciaierie d'Italia, shipments increased 8.9% as compared to 2020. Steel shipments increased 7.4% to 17.3 million tonnes in the first half of 2021, from 16.1 million tonnes in the first half of 2020 (impacted by the COVID-19 pandemic), due to higher flat and long steel shipments, as demand and activity levels improved. Steel shipments decreased 5.3% in the second half of 2021 compared to the second half of 2020, primarily due to the lower shipments related to the deconsolidation of ArcelorMittal Italia (on a comparable basis, steel shipments in the second half of 2021 were 6.3% higher than in the second half of 2020).
Average steel selling prices increased 20.8% for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Average steel selling prices increased 42.9% during the first half of 2022 as compared to the first half of 2021 in line with the trend in market prices and supported by the positive impact of annual contract price resets, offset in part by a negative translation impact due to euro depreciation. Average steel selling prices increased marginally by 1.3% during the second half of 2022 as compared to the second half of 2021.
Average steel selling prices in the Europe segment increased 50.6% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in line with the higher market prices. Average steel selling prices increased 38.0% during the first half of 2021 as compared to the first half of 2020 and increased 63.8% during the second half of 2021 as compared to the second half of 2020.
Sales
Sales in the Europe segment were $47.3 billion for the year ended December 31, 2022, representing a 9.1% increase as compared to sales of $43.3 billion for the year ended December 31, 2021, primarily due to a 20.8% increase in average steel selling prices offset in part by 9.0% decrease in steel shipments. In the first half of 2022, sales increased by 32.3% to $26.5 billion as compared to $20.0 billion in the first half of 2021. In the second half of 2022, sales decreased by 10.9% to $20.8 billion as compared to $23.3 billion in the second half of 2021.
Sales in the Europe segment were $43.3 billion for the year ended December 31, 2021, representing a 54.4% increase as compared to sales of $28.1 billion for the year ended December 31, 2020, primarily due to a 50.6% increase in average steel selling prices and a 0.9% increase in steel shipments. Sales increased by 48.9% and 59.5% in the first and second half of 2021, respectively, as compared to the first and second half of 2020.
Operating income (loss)
Operating income for the Europe segment for the year ended December 31, 2022 was $4.3 billion as compared to operating income of $5.7 billion for the year ended December 31, 2021. Operating income was lower in 2022 mainly due to lower shipments, higher coal and energy costs, inventory related charges of $0.5 billion and a negative translation impact due to euro depreciation, partly offset by higher selling prices. Operating income was $4.1 billion for the first half of 2022 as compared to $1.9 billion for the first half of 2021, primarily due to a positive price-cost effect, including the impact of annual contract pricing resets, partly offset by a negative translation effect due to euro depreciation. Operating income decreased to $0.2 billion for the second half of 2022 (with an operating loss in the fourth quarter of 2022) as compared to $3.8 billion for the second half of 2021 primarily due to a negative price cost-effect, lower shipments, inventory related charges of $0.5 billion in Q3 2022 (to reflect the net realizable value of inventory due to declining market prices in Europe), and higher energy costs. Operating income for the second half of 2021 also included impairment reversal of $218 million and provision for early retirement of $55 million as further described below.

Management report
Operating income for the Europe segment for the year ended December 31, 2021 was $5.7 billion as compared to operating losses of $1.4 billion for the year ended December 31, 2020. Operating income was significantly higher in 2021 mainly due to significant positive price-cost effect offset in part by higher energy prices and a $55 million provision related to early retirement scheme in Spain in the fourth quarter of 2021. Operating income for the year ended December 31, 2021 also included a $218 million impairment reversal relating to the Sestao facility in Spain as a result of improved cash flow projections in the context of the Company's decarbonization plans in Spain following the restart of operations in 2021. Operating income was $1.9 billion for the first half of 2021 as compared to operating losses of $654 million for the first half of 2020, primarily due to higher steel shipments and a positive price-cost effect. Operating income was significantly higher at $3.8 billion for the second half of 2021 as compared to operating losses of $785 million for the second half of 2020 due to a positive price-cost effect and the above-mentioned Sestao impairment reversal, offset in part by lower steel shipments (due to deconsolidation of ArcelorMittal Italia) and higher energy prices in the fourth quarter of 2021. Operating loss in the first half of 2020 included an impairment charge of $0.1 billion related to the coke plant in Florange, France, which was closed at the end of April 2020 and inventory related charges of $191 million due to a weaker steel pricing outlook driven by the pandemic impacts. Operating losses in the second half of 2020 included impairment charges of $331 million related to the plate assets classified as held for sale, $104 million related to the closure of the blast furnace and the steel plant in Kraków (Poland) as well as $146 million related to its site restoration and termination charges.

ACIS
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2022	2021	2020
Sales	6,368	9,854	5,737
Depreciation	(369)	(450)	(492)
Impairment	(1,026)	—	—
Operating income (loss)	(930)	2,705	209
Crude steel production (thousand tonnes)	6,949	11,366	10,171
CIS	4,221	7,883	7,685
Africa	2,160	2,473	2,190
Others and eliminations	(3)	4	6
Steel shipments (thousand tonnes)	6,378	10,360	9,881
Average steel selling price (USD/tonne)	817	780	464
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment decreased 38.9% to 6.9 million tonnes for the year ended December 31, 2022 from 11.4 million tonnes for the year ended December 31, 2021. In the first half of 2022, crude steel production decreased 34.4% to 3.7 million tonnes as compared to 5.7 million tonnes in the first half of 2021, primarily due to the ongoing reduction of production in Ukraine. At the onset of the war in Ukraine, the Company suspended operations to protect people and assets. Since then, the Company slowly restarted operations, and is currently operating one of three blast furnaces. Blast furnace No.6 (approximately 20% of ArcelorMittal Kryvyi Rih capacity), was restarted on April 11, 2022 (to resume low levels of pig iron production)). Iron ore production was approximately at 55% of capacity during the first half of 2022. Furthermore, the second quarter of 2022 was also impacted by a two-week labor action and logistic issues in South Africa.
In the second half of 2022, crude steel production decreased 43.4% to 3.2 million tonnes from 5.7 million tonnes in the second half of 2021. Apart from the impact of lower crude steel production in Ukraine due to the ongoing conflict, the second half of 2022 was also impacted by power availability in Kazakhstan and planned maintenance in South Africa. During the third quarter of 2022, iron ore production in Ukraine was temporarily suspended due to weaker demand and logistic constraints and then restarted in early October 2022 at approximately 25% level since the restart.
Crude steel production for the ACIS segment increased 11.7% to 11.4 million tonnes for the year ended December 31, 2021 from 10.2 million tonnes for the year ended December 31, 2020. In the first half of 2021, crude steel production increased 14.2% to 5.7 million tonnes from 5.0 million tonnes in the first half of 2020, primarily due to improved production performance in Kazakhstan and South Africa. Crude steel production for the first half of 2020, was negatively impacted by weak demand caused by the pandemic effects in all regions, in particular due to the lockdown measures in South Africa. In the second half of 2021, crude steel production increased 9.4% to 5.7 million tonnes from 5.2 million tonnes in the second half of 2020, primarily due to increased production in Ukraine and South Africa. Crude steel production was lower in the fourth quarter of 2021 as compared to the third quarter of 2021 due to planned and unplanned maintenance in Ukraine and South Africa.

Management report
Steel shipments for the year ended December 31, 2022 decreased by 38.4% to 6.4 million tonnes as compared to 10.4 million tonnes for the year ended December 31, 2021, due to lower production for the above-mentioned reasons. In the first half of 2022, steel shipments in the ACIS segment decreased 39.0% to 3.3 million tonnes from 5.4 million tonnes for the first half of 2021. In the second half of 2022, steel shipments decreased to 3.1 million tonnes from 5.0 million tonnes for the second half of 2021.
Steel shipments for the year ended December 31, 2021 increased by 4.8% to 10.4 million tonnes as compared to 9.9 million tonnes for the year ended December 31, 2020, primarily due to improved demand.
Average steel selling prices increased 4.7% for the year ended December 31, 2022 as compared to the year ended December 31, 2021 in line with the higher market prices during the first half of 2022. Average steel selling prices increased 20.7% and decreased 10.4% in the first and second half of 2022 as compared to the first and second half in 2021, respectively.
Average steel selling prices increased 68.2% for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in line with the higher market prices. Average steel selling prices increased 65.3% and 71.7% in the first and second half of 2021 as compared to the first and second half of 2020, respectively. Steel selling prices decreased however 6.3% in the fourth quarter of 2021 as compared to the third quarter of 2021.
Sales
Sales in the ACIS segment were $6.4 billion for the year ended December 31, 2022, representing a 35.4% decrease as compared to the year ended December 31, 2021, primarily due to a 38.4% decrease in steel shipments due to the ongoing war in Ukraine. In the first half of 2022, sales decreased by 27.1% to $3.6 billion as compared to $4.9 billion in the first half of 2021. In the second half of 2022, sales decreased by 43.6% to $2.8 billion as compared to $5.0 billion in the second half of 2021.
Sales in the ACIS segment were $9.9 billion for the year ended December 31, 2021, representing a 71.8% increase as compared to the year ended December 31, 2020, primarily due to a 68.2% increase in average steel selling prices and to a lower extent a 4.8% increase in steel shipments.
Operating income (loss)
Operating loss for the ACIS segment was $0.9 billion for the year ended December 31, 2022 as compared to $2.7 billion operating income for the year ended December 31, 2021. Besides the impact of the Russia-Ukraine conflict, lower steel shipments and a negative price-cost effect, operating loss in 2022 was also negatively impacted by a $1.0 billion impairment charge relating to ArcelorMittal Kryviy Rih’s property, plant and equipment and intangibles due to the decrease in value in use resulting from the significant uncertainty about the evolution of the geopolitical context in Ukraine and therefore the timing and ability of the Company to resume operations to a normal level. Operating income for the first half of 2022 decreased to $0.3 billion as compared to $1.5 billion for the first half of 2021, primarily due to the impact of the Russia-Ukraine conflict, lower steel shipments and higher costs. In the second half of 2022, operating loss of the ACIS segment amounted to $1.3 billion including the above-mentioned impairment charge as compared to operating income of $1.2 billion for the second half of 2021, impacted by the same factors that drove the decline in the first half of 2022.
Operating income for the ACIS segment was $2.7 billion for the year ended December 31, 2021 as compared to $209 million for the year ended December 31, 2020 due to a positive price cost-effect and higher steel shipment volumes offset in part by higher energy prices.

Mining
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2022	2021	2020
Sales	3,396	4,045	2,785
Depreciation	(234)	(228)	(243)
Operating income	1,483	2,371	1,247
Iron ore production (million tonnes)	28.6	26.2	28.3
Iron ore shipments (million tonnes)	28.0	26.0	28.4

	Note			For the year ended December 31,
Iron ore production (million metric tonnes)	1	Type	Product	2022	2021	2020
AMMC		Open pit	Concentrate, lump, fines and pellets	24.2	22.0	23.2
AML		Open pit / Underground	Fines	4.4	4.2	5.1
Total iron ore production				28.6	26.2	28.3
1.Total of all finished production of fines, concentrate, pellets and lumps.

Management report
Production
The Mining segment had iron ore production of 28.6 million tonnes for the year ended December 31, 2022, a 9.1% increase compared to the year ended December 31, 2021. Iron ore production of 14.2 million tonnes increased 16.9% for the first half of 2022 compared to 12.2 million tonnes in the first half of 2021 primarily as a result of recovery in the second quarter of 2022 of production in AMMC following seasonally lower production driven by severe weather conditions in the first quarter of 2022, while the second quarter of 2021 had been negatively impacted by a four week labor action at AMMC. Iron ore production increased 3.1% in the second half of 2022 compared to the second half of 2021 which had been negatively impacted by locomotive incidents in Liberia.
The Mining segment had iron ore production of 26.2 million tonnes for the year ended December 31, 2021, a 7.5% decrease compared to the year ended December 31, 2020. Iron ore production decreased 9.9% for the first half of 2021 compared to the first half of 2020 primarily due to the impact of a four week labor strike action (and subsequent ramp up to full operations) and production impacts in Liberia following a rail accident in the second quarter of 2021. Iron ore production decreased 5.9% in the second half of 2021 compared to the second half of 2020 primarily due to the continuing impact of a rail accident as discussed above and heavy seasonal monsoon rains in the third quarter of 2021 in Liberia.
Sales
Sales in the Mining segment were $3.4 billion for the year ended December 31, 2022, representing a 16.0% decrease as compared to $4.0 billion for the year ended December 31, 2021. Sales in the first half of 2022 decreased 6.3% to $1.9 billion compared to $2.1 billion for the same period in 2021 primarily due to 24.1% lower iron ore reference prices partly offset by 18.7% higher iron ore shipments. Sales in the second half of 2022 were 26.3% lower at $1.5 billion compared to $2.0 billion for the same period in 2021, largely reflecting the effect of lower iron ore reference prices and lower shipments at AMMC due to adverse affects of exceptionally heavy rains in September 2022 and poor weather conditions in December 2022, offset by a recovery in Liberia which was impacted by rail incidents in the second half of 2021.
Sales in the Mining segment were $4.0 billion for the year ended December 31, 2021, representing a 45.2% increase as compared to $2.8 billion for the year ended December 31, 2020. Sales in the first half of 2021 were 82.8% higher at $2.1 billion compared to the same period in 2020 primarily due to higher seaborne iron ore reference prices and higher quality premia offset in part by decreased shipment volumes due to lower production. Sales in the second half of 2021 were 19.6% higher at $2.0 billion compared to the same period in 2020 primarily driven by higher seaborne iron ore reference prices and quality premia offset in part by lower shipments volumes. Iron ore shipments were 26.0 million tonnes for the year ended December 31, 2021, representing an 8.4% decrease as compared to 28.4 million tonnes for the year ended December 31, 2020 mainly due to lower production as described above.
Sales to external customers were $1.3 billion for the year ended December 31, 2022, representing a decrease of 20.4% as compared to the year ended December 31, 2021 due to lower selling prices partly offset by higher shipments.
Iron ore shipments to external customers were 10.9 million tonnes for the year ended December 31, 2022, representing an increase of 7.7% as compared to 10.1 million tonnes for the year ended December 31, 2021, primarily driven by higher shipments from AMMC.
Sales to external customers were $1.6 billion for the year ended December 31, 2021, representing an increase of 38.4% as compared to the year ended December 31, 2020 due to higher selling prices partly offset by lower shipments.
Iron ore shipments to external customers were 10.1 million tonnes for the year ended December 31, 2021, representing a decrease of 16.5% as compared to 12.1 million tonnes for the year ended December 31, 2020, primarily driven by lower production in AMMC and Liberia.
The average reference iron ore price was $120.3 per tonne in 2022, $159.9 per tonne in 2021 and $109.0 per tonne in 2020 (delivered to China, normalized to Qingdao and 62% Fe US $ per tonne, Metal Bulletin). However, there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time. See also quarterly reference prices in "Raw materials" above.
Operating income
Operating income for the Mining segment was 37.5% lower at $1.5 billion for the year ended December 31, 2022 as compared to $2.4 billion for the year ended December 31, 2021, primarily driven by the decrease in iron ore reference prices, partly offset by higher quality premia, lower freight costs and higher shipments. Operating income decreased to $1.0 billion in the first half of 2022 compared to $1.3 billion in the first half of 2021, primarily due to lower seaborne iron ore reference prices and higher freight costs partly offset by higher shipments as discussed above and higher quality premia. Operating income decreased to $0.5 billion in the second half of 2022 as compared to $1.1 billion in the second half of 2021 primarily due to lower iron ore reference prices, lower quality premia and lower shipments partly offset by lower freight costs.

Management report
Operating income for the Mining segment was 100.0% higher at $2.4 billion for the year ended December 31, 2021 as compared to $1.2 billion for the year ended December 31, 2020, primarily driven by the increase in iron ore reference prices. Operating income increased to $1.3 billion in the first half of 2021 compared to $0.4 billion in the first half of 2020, primarily due to higher seaborne iron ore reference prices and higher quality premia, offset in part by lower iron ore shipments and higher freight costs. Operating income increased to $1.1 billion in the second half of 2021 as compared to $0.8 billion in the second half of 2020. Operating income was significantly higher in the third quarter of 2021 as compared to the third quarter of 2020, primarily due to higher iron ore reference prices. Operating income was lower in the fourth quarter of 2021 as compared to fourth quarter of 2020 and the third quarter of 2021, primarily due to lower iron ore reference prices (17.1% and 32.3%, respectively) while shipments were marginally higher as compared to the third quarter of 2021 but lower as compared to the fourth quarter of 2020.
Income or loss from investments in associates, joint ventures and other investments
Income from investments in associates, joint ventures and other investments was $1.3 billion for the year ended December 31, 2022, compared to $2.2 billion for the year ended December 31, 2021. Income in 2022 was lower mainly due to the lower contributions from AMNS India and AMNS Calvert. Hot strip mill production1 for AMNS Calvert decreased by 10.0% from 4.8 million tonnes in 2021 to 4.3 million tonnes in 2022 and shipments2 decreased by 7.0% from 4.5 million tonnes in 2021 to 4.2 million tonnes in 2022. AMNS India production decreased by 9.6% from 7.4 million tonnes in 2021 to 6.7 million tonnes in 2022 and shipments decreased by 6.4% from 6.9 million tonnes in 2021 to 6.5 million tonnes in 2022. Income in 2022 was positively impacted by the higher contribution from European investees (including $0.1 billion income for Acciaierie d'Italia arising from recognition of a deferred tax asset in the second quarter of 2022). Income from investments in associates, joint ventures and other investments in 2022 also included $117 million annual dividend received from Erdemir as compared to $89 million in 2021.
Income in the first half of 2022 included improved contribution from European investees (including $0.1 billion income for Acciaierie D'Italia arising from recognition of a deferred tax asset in the second quarter of 2022) offset in part by lower contributions from AMNS India. AMNS India's crude steel production and steel shipments decreased by 7.0% and 5.3%, respectively, from 3.7 million tonnes in the first half of 2021 to 3.4 million tonnes in the first half of 2022 and from 3.4 million tonnes in the first half of 2021 to 3.2 million tonnes in the first half of 2022, respectively. AMNS India's operating income was negatively impacted by the introduction of the export duty during the second quarter of 2022 despite the positive contribution from external sale of pellets from the newly commissioned Odisha plant during the second quarter of 2022. With respect to AMNS Calvert, hot strip mill production1 decreased by 9.8% from 2.5 million tonnes in the first half of 2021 to 2.3 million tonnes in the first half of 2022 while steel shipments2 remained stable at 2.3 million tonnes in the first half of 2021 and 2022. Income in the first half of 2022 included also the annual dividend received from Erdemir of $117 million as compared to $89 million in the first half of 2021. Income in the second half of 2022 was lower on account of lower contributions from AMNS India, AMNS Calvert and European investees offset in part by improved contributions from Chinese investees in the fourth quarter of 2022. During the the third quarter of 2022, AMNS Calvert was impacted by a negative price-cost effect and with lagged cost of slab inventory that does not reflect prevailing slab market prices, while AMNS India and European investees were impacted by a negative price-cost effects. AMNS India's crude steel production and steel shipments decreased by 12.1% and 7.7%, respectively, from 3.7 million tonnes in the second half of 2021 to 3.3 million tonnes in the second half of 2022 and from 3.5 million tonnes in the second half of 2021 to 3.2 million tonnes in the second half of 2022, respectively. AMNS india production in the second half of 2022 was impacted by the planned maintenance and lower exports following the imposition of export duties on steel exports from India in the second quarter of 2022 (export duties removed from the end of November 2022). With respect to AMNS Calvert, hot strip mill production1 decreased by 10.3% from 2.3 million tonnes in the second half of 2021 to 2.1 million tonnes in the second half of 2022 following a planned maintenance in the second half of 2022. Steel shipments2 decreased by 14.2% from 2.3 million tonnes in the second half of 2021 to 1.9 million tonnes in the second half of 2022, due to the reason discussed above.
Income from investments in associates, joint ventures and other investments was $2.2 billion for the year ended December 31, 2021, compared to $234 million for the year ended December 31, 2020. Income in 2021 was significantly higher due to the improved contribution from Calvert reflecting improved market prices, higher hot strip mill production1 (18.9% increase from 4.0 million tonnes in 2020 to 4.8 million tonnes in 2021) and higher shipments2 (16.3% increase from 3.9 million tonnes in 2020 to 4.5 million tonnes in 2021). In addition, despite the onset of further lockdowns related to the second wave of COVID-19 pandemic negatively impacting domestic demand, AMNS India was able to maintain robust production levels (11.7% increase from 6.6 million tonnes in 2020 to 7.4 million tonnes in 2021) and utilize its coastal location to divert tonnes to the export market (shipments increased by 10.6% from 6.3 million tonnes in 2020 to 6.9 million tonnes in 2021). Income in 2021 was also significantly higher due to the improved contribution of European investees as well as the annual dividend received from Erdemir

Management report
of $89 million. Income from investments in associates, joint ventures and other investments in 2020 included positive contributions from AMNS India offset in part by the negative impact of the COVID-19 pandemic on investees including a $211 million impairment of the Company's investment in DHS (Germany).
1.Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
2.Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.
Financing costs-net
Financing costs-net include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities).
Net financing costs were lower at $0.3 billion for the year ended December 31, 2022 as compared to $1.2 billion for the year ended December 31, 2021. Net interest expense (interest expense less interest income) was lower at $213 million for the year ended December 31, 2022 as compared to $278 million for the year ended December 31, 2021, due to higher interest income, although net interest expense increased in the fourth quarter of 2022 compared to the third quarter of 2022, due to the issuance in the third and fourth quarters of 2022 of new bonds bearing higher interest rates.
Foreign exchange gains were $191 million as compared to foreign exchange losses of $155 million for the years ended December 31, 2022 and 2021, respectively.
Other net financing costs (including expenses related to true sale of receivables, bank fees, interest on pensions and fair value adjustments of the call option of the mandatorily convertible bond and derivative instruments) were $0.3 billion for the year ended December 31, 2022 compared to $0.7 billion for the year ended December 31, 2021, and included mark-to-market losses related to the mandatory convertible bond call option totaling $16 million as compared to $44million for the year ended December 31, 2021.
Net financing costs were lower at $1.2 billion for the year ended December 31, 2021 as compared to $1.3 billion for the year ended December 31, 2020. Net interest expense (interest expense less interest income) was lower at $278 million for the year ended December 31, 2021 as compared to $421 million for the year ended December 31, 2020, following debt repayments and liability management.
Foreign exchange losses were $155 million as compared to foreign exchange gains of $107 million for the years ended December 31, 2021 and 2020, respectively.
Other net financing costs (including expenses related to true sale of receivables, bank fees, interest on pensions and fair value adjustments of the call option of the mandatorily convertible bond and derivative instruments) were $0.7 billion for the year ended December 31, 2021 compared to $0.9 billion for the year ended December 31, 2020, and included mark-to-market losses related to the mandatory convertible bond call option totaling $44 million as compared to $68 million for the year ended December 31, 2020. Other net financing costs for 2021 also included $130 million early bond redemption premiums and fees as compared to $120 million in 2020, $163 million of charges relating to an unfavorable court decision in an arbitration case over the price formula stated in the supply agreement with the associate Sitrel and $61 million of charges in connection with the early redemption of $395 million in aggregate principal amount of MCNs. Pension expenses were lower in 2021 by $0.2 billion as compared with 2020 following the disposal of ArcelorMittal USA.
Income tax expense (benefit)
ArcelorMittal recorded an income tax expense of $1.7 billion for the year ended December 31, 2022 as compared to $2.5 billion for the year ended December 31, 2021 reflecting overall lower taxable income.
ArcelorMittal recorded an income tax expense of $2.5 billion for the year ended December 31, 2021 as compared to $1.7 billion for the year ended December 31, 2020. The $493 million deferred tax benefit in 2021 mainly included recognition of deferred tax assets in Luxembourg following increase in the future taxable income expectation on unrealized gains on emission rights and energy derivative instruments. The deferred tax expense in 2020 mainly included derecognition of deferred tax assets recorded in Luxembourg following the sale of ArcelorMittal USA ($624 million), due to anticipated lower intra-group income from ArcelorMittal USA (primarily lower branding, R&D fees and interest income).
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

Management report
The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2022, 2021 and 2020 are as set forth below:

	2022		2021		2020
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
Argentina	100	35.00%	103	35.00%	21	25.00%
Belgium	238	25.00%	149	25.00%	(60)	25.00%
Brazil	698	34.00%	943	34.00%	53	34.00%
Canada	747	25.90%	835	25.90%	274	25.90%
France	158	25.82%	231	25.82%	(158)	25.82%
Germany	82	30.30%	134	30.30%	(181)	30.30%
Italy	(14)	24.00%	(8)	24.00%	(145)	24.00%
Kazakhstan	26	20.00%	149	20.00%	(15)	20.00%
Liberia	—	25.00%	16	25.00%	39	25.00%
Luxembourg	633	24.94%	660	24.94%	327	24.94%
Mexico	148	30.00%	238	30.00%	(84)	30.00%
Poland	49	19.00%	155	19.00%	(54)	19.00%
South Africa	47	27.00%	136	28.00%	(35)	28.00%
Spain	26	25.00%	70	25.00%	(87)	25.00%
Ukraine	(267)	18.00%	202	18.00%	(1)	18.00%
United States	103	21.00%	58	21.00%	209	21.00%
Others	44		75		33
Total	2,818		4,146		136
Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.
Non-controlling interests
Net income attributable to non-controlling interests was $236 million for the year ended December 31, 2022 as compared to $609 million for the year ended December 31, 2021. Net income attributable to non-controlling interests decreased in 2022 primarily as a result of the decreased operating performance.
Net income attributable to non-controlling interests was $609 million for the year ended December 31, 2021 as compared to $155 million for the year ended December 31, 2020. Net income attributable to non-controlling interests increased in 2021 primarily as a result of the improved operating performance.
Net income attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent was $9.3 billion for the year ended December 31, 2022, compared to net income of $15.0 billion in 2021. The net loss attributable to equity holders of the parent was $0.7 billion for the year ended December 31, 2020.

Management report
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
As of December 31, 2022, ArcelorMittal’s cash and cash equivalents and restricted cash amounted to $9.4 billion (including restricted cash of $114 million, of which $52 million relating to various environmental obligations, true sales of receivables programs and letter of credits issued in ArcelorMittal South Africa) as compared to $4.4 billion (including restricted cash of $156 million, of which $89 million relating to various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa) as of December 31, 2021. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of December 31, 2022 and 2021, respectively. For information on the currencies of cash and cash equivalents and restricted cash, see note 6.1.4 to the consolidated financial statements.
As of December 31, 2022, ArcelorMittal’s total debt, which includes long-term debt and short-term debt was $11.7 billion, compared to $8.4 billion as of December 31, 2021.
Net debt (defined as long-term debt ($9.1 billion) plus short-term debt ($2.6 billion), less cash and cash equivalents, restricted cash and other restricted funds ($9.4 billion) was $2.2 billion as of December 31, 2022, down from $4.0 billion at December 31, 2021, comprised of long-term debt ($6.5 billion) plus short-term debt ($1.9 billion), less cash and cash equivalents and restricted cash ($4.4 billion). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2022 and 2021 was 4% and 8% respectively.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. ArcelorMittal's long-term credit rating was upgraded on August 9, 2021 by Moody's to 'Baa3' with stable outlook and on September 23, 2021 by Fitch to 'BBB-' with stable outlook. On May 24, 2022, Fitch affirmed the rating at BBB- and then simultaneously withdrew all ratings of ArcelorMittal. (Due to commercial considerations the Fitch rating has been withdrawn and Fitch is no longer publishing ratings on ArcelorMittal.) In February 2021, Standard & Poor's revised ArcelorMittal's outlook to stable and affirmed a long-term credit rating of 'BBB-' as described in the Risk Factors above. See "Introduction—Risk factors—Risks related to ArcelorMittal's financial position and organizational structure—ArcelorMittal's indebtedness could have an adverse impact on its results of operations and financial position, and the market's perception of ArcelorMittal's leverage may affect its share price."
ArcelorMittal's $5.5 billion revolving credit facility (see "—Financings—Principal credit facilities" below) contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The agreement also previously required compliance with a financial covenant, as summarized below.
Prior to the amendment described below and the change in the Company's long-term credit ratings described above, the Company was required to ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facility) did not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1. On April 13, 2021, ArcelorMittal's revolving credit facility was amended so that the Leverage Ratio financial covenant would permanently cease to apply in the event that the Company obtained an investment grade long-term credit rating (with stable outlook) from two rating agencies (which was obtained from Moody's and Fitch in 2021, as described above). On April 27, 2021, the revolving credit facility was also amended so that the margin payable will be increased or decreased depending on the Company’s performance against

Management report
two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes and was fully available as of December 31, 2022.
Non-compliance with the covenants in the Company’s borrowing agreements entitles the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2022.
As of December 31, 2022, ArcelorMittal had guaranteed $92 million of debt of its operating subsidiaries compared to $89 million as of December 31, 2021. See also note 9.4 to the consolidated financial statements for a description of guarantees by ArcelorMittal for joint ventures indebtedness of $4.4 billion as of December 31, 2022 including $3.1 billion issued on behalf of AMNS India, $354 million issued on behalf of Calvert, $341 in relation to outstanding lease liabilities for vessels operated by Global Chartering and $178 million on behalf of Al Jubail. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.
In particular, with respect to joint ventures, on March 16, 2020, the parent company of AMNS India entered into a $5.1 billion ten-year term loan agreement with Japan Bank for International Cooperation, MUFG Bank LTD., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch) in connection with the acquisition of AMNS India. The obligations under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%. The guarantee provided by ArcelorMittal included the same “Leverage Ratio” financial covenant as that described above for its $5.5 billion revolving credit facility dated December 19, 2018. On April 28, 2021, the syndicate of Japanese banks agreed that the Leverage Ratio financial covenant would fall away in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies (which occurred in 2021, as described above).
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2022.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of December 31, 2022	2023	2024	2025	2026	2027	>2027	Total
Bonds	1.2	0.9	1.0	1.0	1.2	2.5	7.8
Commercial paper	0.8	—	—	—	—	—	0.8
Lease liabilities and other loans	0.6	0.3	0.6	0.2	0.5	0.8	3.0
Total gross debt	2.6	1.2	1.6	1.2	1.7	3.3	11.6
As of December 31, 2022, the $5.5 billion revolving credit facility was fully available.
The average debt maturity of the Company was 5.7 years as of December 31, 2022, as compared to 5.8 years as of December 31, 2021.
Further information regarding ArcelorMittal’s outstanding short-term and long-term indebtedness as of December 31, 2022, including the breakdown between fixed rate and variable rate debt, is set forth in note 6 to the consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 6 to the consolidated financial statements.
Financings
ArcelorMittal’s principal credit facilities are described below, for further information on its existing credit facilities and several debt financing and repayment transactions completed during 2022, please refer to note 6 to the consolidated financial statements.
Principal credit facilities
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility") which incorporates a single tranche of $5.5 billion. On November 27, 2019 and on November 26, 2020, ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025 respectively. The commitments are $5.5 billion until December 19, 2023 and $5.4 billion until December 19, 2025. As of December 31, 2022, the $5.5 billion revolving credit facility was fully available.

Management report
On July 27, 2022, the Company entered into a $2.2 billion bridge term facility agreement with a financial institution. The facility may be applied toward the purchase price for the intended acquisition of CSP, as well as the refinancing of its existing indebtedness and the payment of related fees, costs and expenses. The facility is available for 12 months from signing with two extension options of 6 months each at the borrower's discretion. On December 8, 2022, an amount of $1.76 billion was cancelled, following the bond issuances completed on September 20, 2022 and November 29, 2022. After the cancellation, the remaining available amount under the bridge facility was $444 million. On January 31, 2023 the remaining available amount under the bridge facility of $444 million was cancelled.
On September 30, 2010, ArcelorMittal entered into a $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was subsequently amended to reduce its amount to $350 million. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which initially matured on July 31, 2022. On August 5, 2020 the maturity of the Letter of Credit Facility was extended to July 31, 2023. On November 25, 2020 the amount of the Letter of Credit Facility was increased to $395 million. On June 25, 2021 the maturity of the Letter of Credit Facility was extended to July 31, 2024.
Mandatory convertible bond
Please refer to notes 6.3 and 11.2 to the consolidated financial statements.
Mandatory convertible notes
As of December 31, 2022, $608 million aggregate principal amount of the MCNs remained outstanding. See note 11.2 to the consolidated financial statements.
Working capital management
The Company makes drawdowns from and repayments on the Facility in the framework of its cash management. In addition, the Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”)). As of December 31, 2022, the total amount of trade accounts receivables sold amounted to $5.3 billion. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 81 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $2.8 billion of trade payables were subject to early discount by its suppliers in 2022 as compared to $2.7 billion in 2021). Given the nature and large diversification of its supplier base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of December 31, 2022, a 5 day reduction in trade payable days would result in a trade payables decrease by $674 million.
ArcelorMittal's material cash requirements in the near and medium term
The Company's cash requirements in the near and medium term are primarily driven by the current commitments, obligations and other arrangements in place as of December 31, 2022. ArcelorMittal has various purchase commitments for materials, supplies and capital expenditure incidental to the ordinary course of business. As of December 31, 2022, ArcelorMittal had various outstanding obligations mostly related to:
•Guarantees, pledges and other collateral related to financial debt and credit lines given on behalf of third parties and joint ventures,
•Capital expenditure commitments mainly related to commitments associated with investments in expansion and improvement projects by various subsidiaries,
•Other commitments comprising mainly commitments incurred for gas supply to electricity suppliers.
These commitments, obligations and other arrangements will become due in 2023 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. For further details on commitments and obligations, please refer to note 9.4 to the consolidated financial statements. ArcelorMittal also has various environmental commitments and asset retirement

Management report
obligations as of December 31, 2022. For further details on environmental commitments and asset retirement obligations, please refer to note 9.1 to the consolidated financial statements.
The Company expects to service its cash requirements in the near and medium-term with net cash provided by operating activities. In the future, the Company may enter into additional financing facilities if required. For additional information on near and medium term cash requirements, see "—Outlook".
Earnings distribution
ArcelorMittal held 72.5 million shares in treasury as of December 31, 2022, as compared to 71.9 million shares as of December 31, 2021. As of December 31, 2022, the number of shares held by the Company in treasury represented approximately 8.26% of the Company’s total issued share capital. On January 14, 2022, ArcelorMittal cancelled 45 million treasury shares to keep the number of treasury shares within appropriate levels. Following these cancellations, the aggregate number of shares issued and fully paid up decreased from 982,809,772 to 937,809,772. On May 18, 2022, ArcelorMittal cancelled 60 million treasury shares to keep the number of treasury shares within appropriate levels. Following these cancellations, the aggregate number of shares issued and fully paid up decreased from 937,809,772 to 877,809,772.
On February 4, 2020, given the resilient cash flow and progress towards its net debt target, the Board proposed a base dividend of $0.30 per share for 2020 (in respect of 2019). However, against the backdrop of significant cost savings measures being taken across the business due to the COVID-19 pandemic, the Board determined during the second quarter of 2020 it both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalized.
Following the achievement of the Group’s net debt target, and in line with its previous statements, the Board of Directors approved during the first quarter of 2021 a new capital return policy. See "History and development of the Company—Capital return policy". According to this policy, the Board recommended a $0.30/share base dividend, subject to the approval of shareholders, which was given at the annual general meeting of shareholders on June 8, 2021. The dividend amounted to $325 million ($312 million net of dividends paid to subsidiaries holding treasury shares) and was paid on June 15, 2021. After paying this base dividend, the Company has also implemented share buyback programs and MCN repurchases as part of its capital return policy.
In February 2022, the Board of Directors recommended an increase of the base annual dividend to $0.38/share, from $0.30/share, subject to the approval of shareholders, which was given at the annual general meeting of shareholders on May 4, 2022. The dividend amounted to $332 million and was paid on
June 10, 2022. In addition, during 2022, ArcelorMittal completed two consecutive share buyback programs for a total amount of €1.9 billion ($2.0 billion) pursuant to an authorization by the annual general meeting of shareholders on June 8, 2021 and May 4, 2022. On July 29, 2022, ArcelorMittal announced a new share buyback program of in the amount of approximately $1.4 billion under the authorization given by the annual general meeting of shareholders of May 4, 2022 to be completed by the end of May 2023. See "History and development of the Company—Capital return policy".
In line with the Company's capital return policy, the Board proposes to increase the annual base dividend to shareholders to $0.44/share (to be paid in two equal installments in June 2023 and December 2023), subject to the approval of shareholders at the annual general meeting of shareholders in May 2023.
Share buybacks will continue as per the Company's defined policy to return 50% of post-dividend free cash flow to shareholders. The Company will request additional authority from shareholders at the annual general meeting of shareholders in May 2023 to ensure sufficient allocation for the 2023 capital return.
Pension/OPEB liabilities
The defined benefit liabilities for employee benefits decreased by $1.2 billion to $2.6 billion as of December 31, 2022, as compared to $3.8 billion as of December 31, 2021 mainly as a result of the decrease in the defined benefit obligation due to higher discount rates. For additional information with respect to the Company’s pension plan and OPEB liabilities, including a breakdown by region and by type of plan, see note 8.2 to the consolidated financial statements.
Sources and uses of cash
Years ended December 31, 2022, 2021 and 2020
The following table presents a summary of cash flow of ArcelorMittal:

Summary of cash flow	For the year ended December 31,
(in $ millions)	2022	2021	2020
Net cash provided by operating activities	10,203	9,905	4,082
Net cash used in investing activities	(4,483)	(340)	(2,011)
Net cash used in financing activities	(477)	(10,898)	(1,498)

Management report
Net cash provided by operating activities
For the year ended December 31, 2022, net cash provided by operating activities increased to $10.2 billion as compared with $9.9 billion for the year ended December 31, 2021. The increase in net cash provided by operating activities included an operating working capital investment of $1.3 billion as compared to an operating working capital investment of $6.4 billion in 2021, including an outflow for inventories and trade accounts payable of $2.1 billion and $0.3 billion, respectively, partially offset by an inflow for trade accounts receivable of $1.1 billion. The investment in operating working capital was mainly driven by elevated raw material and energy prices although in the fourth quarter of 2022, net cash provided by operating activities included a $2.4 billion operating working capital release, including an inflow for inventories and trade accounts receivable of $1.7 billion and $1.1 billion, respectively, partially offset by an outflow of trade accounts payable of $0.4 billion. The release of operating working capital was mainly driven by lower investment in accounts receivable (price and volume) and lower inventories due to the impact of lower production costs and reduced inventory volumes.
For the year ended December 31, 2021, net cash provided by operating activities increased to $9.9 billion due to higher operating results, as compared with $4.1 billion for the year ended December 31, 2020. The increase in net cash provided by operating activities included an operating working capital investment of $6.4 billion as compared to an operating working capital release of $1.5 billion in 2020, including an outflow for inventories of $8.65 billion and an outflow for trade accounts receivable of $2.54 billion, partially offset by an inflow for trade accounts payable of $4.78 billion. The investment in operating working capital was mainly driven by elevated raw material prices, relatively robust finished steel prices and lower than anticipated inventory reduction.
For the year ended December 31, 2020, net cash provided by operating activities amounted to $4.1 billion, reflecting an operating working capital release of $1.5 billion, including an inflow for inventories of $1.79 billion, an outflow for trade accounts receivable of $0.08 billion, partially offset by an outflow for trade accounts payable of $0.21 billion. The operating working capital release in 2020 was driven by a significant reduction of inventories and improved receivable rotation days including lower overdue receivables.
Net cash used in investing activities
Net cash used in investing activities was $4.5 billion for the year ended December 31, 2022 as compared to $0.3 billion for the year ended December 31, 2021. Capital expenditures were $3.5 billion for the year ended December 31, 2022 as compared to $3.0 billion for the year ended December 31, 2021. Capital expenditures for the year ended December 31, 2022 were consistent with the latest guidance provided after the third quarter of 2022 but lower than the initial guidance of $4.5 billion, which had been reduced to reflect some moderate delays to certain strategic and decarbonization spending plans due to project mobilization/contractors as well as well as a $0.2 billion reduction from foreign exchange effects relative to initial 2022 budget. The Company intends to continue to spend on strategic projects designed to enhance future returns through investment in selective brownfield growth and product mix improvement projects, in Brazil, Liberia as well as ongoing decarbonization capital expenditures to meet its 2050 zero emissions target. Accordingly, to reflect timing of capital expenditures spend and review of scope of certain projects the Company expects 2023 capital expenditures are expected to increase within a range of $4.5 to $5.0 billion, with the range reflecting timing and market uncertainty and the ongoing war in Ukraine. Capital expenditures relating to decarbonization projects are expected to increase to $0.4 billion in 2023 as compared to $0.2 billion in 2022, mainly due to the ArcelorMittal Dofasco (Canada) DRI/EAF project. The previously announced strategic pipeline (2021-2024) has now increased by $0.5 billion to $4.2 billion, with the addition of a new production unit for electrical steels at the Mardyck site in the north of France, with an outflow of $0.9 billion as of the end of 2022. The Company expects capital expenditure on strategic projects in 2023 to be between $1.3 billion to $1.6 billion as compared to $0.7 billion in 2022 largely due to catch up on previously announced strategic projects. Capital expenditure outside of strategic capital expenditures and decarbonization projects (which includes cost reduction plans and environment projects as well as general maintenance capital expenditures) is expected to be between 2.8 billion and 3.0 billion in 2023 as compared to $2.6 billion in 2022. See “Properties and capital expenditures—Capital expenditures” and "—Outlook" below.
ArcelorMittal’s major capital expenditures in 2022 included the following projects: ArcelorMittal Vega Do Sul expansion, Serra Azul mine direct reduction pellet feed plant, ArcelorMittal Liberia mine phase 2 premium product expansion, ArcelorMittal Mexico new hot strip mill, Steelanol project in Ghent, as well as the hot strip mill modernization and #5 CGL conversion to AluSi® in ArcelorMittal Dofasco (completed in the second and third quarter of 2022 respectively). See also “Properties and capital expenditures—Capital expenditures—Completed and Ongoing projects”.

Management report
Net cash provided by other investing activities for the year ended December 31, 2022 included $1.0 billion cash outflow in connection with several acquisitions, including mainly an 80% interest in voestalpine’s world-class Hot Briquetted Iron ("HBI") plant located in Corpus Christi, Texas ($805 million net of cash acquired of $12 million), the UK based scrap recycling business John Lawrie Metals Limited ($43 million net of cash acquired of $5 million), Architectural Steel Limited, a UK based manufacturer of bespoke metal fabrications and flashings for building envelopes ($39 million net of cash acquired of $6 million) and three companies (ALBA Metall Süd Rhein-Main GmbH, ALBA Electronics Recycling GmbH and ALBA Metall Süd Franken GmbH) active in ferrous and non-ferrous metal recycling in Germany ($45 million net of cash acquired of $9 million). Net cash used in other investing activities for the year ended December 31, 2022 included also $25 million investment in nuclear innovation company TerraPower and $17.5 million in Form Energy Inc. through the Company's XCarb® Innovation Fund.
Net cash used in investing activities was $0.3 billion for the year ended December 31, 2021 as compared to $2.0 billion for the year ended December 31, 2020. Capital expenditures were $3.0 billion for the year ended December 31, 2021 as compared to $2.4 billion for the year ended December 31, 2020. Capital expenditures for the year ended December 31, 2021 were marginally above the initial guidance of $2.8 billion but slightly below the revised guidance of $3.2 billion provided after the third quarter of 2021.
ArcelorMittal’s major capital expenditures in 2021 included the following projects: ArcelorMittal Mexico new hot strip mill, the hot strip mill modernization in ArcelorMittal Dofasco, new pellet plant in ArcelorMittal Kryvyi Rih and Steelanol project in Ghent. Capital expenditures include $0.1 billion related to ArcelorMittal Italia which has been deconsolidated from April 14, 2021 onwards.
Net cash provided by other investing activities of $2.7 billion for the year ended December 31, 2021 included mainly $2.7 billion proceeds from the sale of common shares and redemption of preferred shares of Cleveland-Cliffs and refund of $0.3 billion cash collateral related to the ArcelorMittal USA disposal (see below) offset by other investments including $80 million investments through the XCarb™ innovation fund and $25m for the acquisition of the remaining 67% interest in Condesa.
Net cash used in investing activities was $2.0 billion for the year ended December 31, 2020. Capital expenditures were $2.4 billion for the year ended December 31, 2020 and were in line with previous guidance of $2.4 billion (down from initial guidance of $3.2 billion). Excluding the capital expenditures of ArcelorMittal USA and ArcelorMittal Italia, capital expenditures in 2020 would have been $1.9 billion.
Cash provided by other investing activities for the year ended December 31, 2020 included net consideration received of $497 million (net of cash disposed of and transaction fees paid), for the sale of ArcelorMittal USA and $127 million received during the first quarter of 2020 in connection with the sale of the 50% interest in Global Chartering Limited during the fourth quarter of 2019, partially offset by lease payments for ArcelorMittal Italia and $260 million with respect to a cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after disposal.
ArcelorMittal’s major capital expenditures in 2020 included the following projects: the ArcelorMittal Mexico new hot strip mill, the ArcelorMittal Italia environmental investment program, the new LF&CC 2&3 in ArcelorMittal Kryvyi Rih which was completed in the first quarter of 2020 and the hot strip mill modernization in Dofasco.
Net cash used in financing activities
Net cash used in financing activities was $0.5 billion for the year ended December 31, 2022, as compared to $10.9 billion for the year ended December 31, 2021. In 2022, net cash used in financing activities mainly included a $2.9 billion outflow with respect to the Company's two completed (and the third one ongoing) share buyback programs and an outflow of €486 million ($551 million) for the repayment of outstanding bonds at maturity. Such outflows were partly offset by an inflow from issuance of bonds for a total amount of $2.8 billion including $2.2 billion USD notes with two tranches (five-year $1.2 billion tranche at 6.55% and a ten-year $1.0 billion tranche at 6.80%) and €600 million ($580 million) four-year notes at 4.875%, an inflow from offering of five Schuldschein loans for a total amount of €725 million ($755 million) with maturities of 3 and 5 years, an inflow pursuant to drawdown on European Investment Bank facility of €280 million ($291 million) and a net inflow of $335 million from commercial paper. Net cash used in financing activities for the year ended December 31, 2022 also included $663 million dividend payments (see below) and $160 million for lease payments and other financing activities. For further details related to capital markets, liability management transactions and debt repayments in 2022, see note 6.1.2 to the consolidated financial statements.
Net cash used in financing activities was $10.9 billion for the year ended December 31, 2021, as compared to the net cash used in financing activities of $1.5 billion in 2020. In 2021, net cash used in financing activities included a $5.2 billion outflow with respect to the Company's five share buyback programs, $3.6 billion of net payments relating to short and long-term debt (including $2.3 billion in payments of long-term debt and $1.7 billion in payments of short-term debt), $1.2 billion for the early redemption of certain MCNs, $572 million of dividend payments (of which $312 million paid to ArcelorMittal shareholders and

Management report
$260 million paid to non-controlling shareholders) and $398 million for lease payments and other financing activities.
In 2020, net cash used in financing activities included an outflow of $2.4 billion for short and long-term debt, $500 million for the share buyback program, $135 million for the purchase of Intesa San Paolo S.p.A.'s ownership interest in ArcelorMittal Italia, dividends of $181 million paid to non-controlling shareholders and $264 million for lease payments and other financing activities. These outflows were partially offset by inflows of $1.2 billion net proceeds from the issuance of the MCNs and $740 million net proceeds from the equity offering.
Dividends payments during the year ended December 31, 2022 of $663 million included $332 million paid to ArcelorMittal shareholders and $331 million paid to non-controlling shareholders in subsidiaries. Dividends during the year ended December 31, 2021 included $312 million paid to ArcelorMittal shareholders and $260 million were paid to non-controlling shareholders in subsidiaries. Dividends paid during the year ended December 31, 2020 of $181 million paid to non-controlling shareholders in subsidiaries.
Equity
Equity attributable to the equity holders of the parent increased to $53.2 billion as of December 31, 2022 from $49.1 billion as of December 31, 2021 primarily due to net income attributable to the equity holders of the parent of $9.3 billion and $0.6 billion actuarial gains, partly offset by a $2.9 billion decrease due to share buyback programs, $2.6 billion foreign exchange losses and $0.3 billion dividend payments. See note 11 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2022.
Equity attributable to the equity holders of the parent amounted to $38.3 billion at December 31, 2020. The net loss attributable to the equity holders of the parent of $0.7 billion, foreign exchange losses of $0.9 billion, $0.3 billion actuarial losses and $0.5 billion decrease for the share buyback program were largely offset by increases of $1.1 billion for the MCNs, $0.7 billion for the equity offering and a $0.4 billion increase in the fair value of investments held in equity instruments at FVOCI.
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
Risk management
ArcelorMittal has implemented strict policies and procedures to manage and monitor financial market risks. Organizationally, supervisory functions are separated from operational functions, with proper segregation of duties. Financial market activities are overseen by the CEO and CFO, the Corporate Finance and Tax Committee and the Executive Office.
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

Management report
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
The tables below illustrate the impact of an appreciation and a depreciation of the U.S. dollar of 10% against the euro, on the conversion of the net debt of ArcelorMittal into U.S. dollar as of December 31, 2022 and December 31, 2021. The impact on net debt denominated in a currency different than the euro, is computed based on historical data of how such currency would move against the U.S. dollar when the U.S. dollar appreciates/depreciates 10% against the euro. A positive sign means an increase in the net debt.

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2022	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	55	(78)
Brazilian real	1	(1)
Euro	68	(68)
Indian rupee	5	(5)
Moroccan dirham	7	(9)
Polish zloty	(9)	12
Other	—	—

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2021	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	25	(34)
Brazilian real	8	(9)
Euro	(325)	325
Moroccan dirham	4	(5)
Polish zloty	(15)	19
South African rand	14	(17)
Other	2	(3)
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

Management report
Interest rate sensitivity
Cash balances, which are primarily composed of euros and U.S. dollar, are managed according to the short term (up to one year) guidelines established by senior management on the basis of a daily interest rate benchmark, primarily through short-term currency swaps, without modifying the currency exposure.
Interest rate risk on debt
ArcelorMittal’s policy consists of incurring debt at fixed and floating interest rates, primarily in U.S. dollar and euros according to general corporate needs. Interest rate and currency swaps are utilized to manage the currency and/or interest rate exposure of the debt.
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
In case of natural gas, ArcelorMittal has a portfolio of steelmaking assets with approximately 80% of steel being produced through the BF-BOF route which means resulting by-product gases are recycled and utilized as a substitute for natural gas covering a large part of the Company's needs. Overall, the Company has a policy of hedging a portion of its natural gas requirements with other strategic long term hedges in place.
With respect to emission rights, in 2022, the Company has fulfilled its shortfall requirements through the utilization of some of its hedges and through some spot purchases by strategically buying certificates in a planned manner.
For the Company’s tabular presentation of information related to its market risk sensitive instruments, please see note 6 to the consolidated financial statements.
In respect of non-exchange traded commodities, ArcelorMittal is exposed to volatility in the prices of raw materials such as iron ore (which is generally correlated with steel prices with a time lag) and coking coal. This exposure is almost entirely managed through long-term contracts, however some hedging of iron ore exposures is made through derivative contracts. For a more detailed discussion of ArcelorMittal’s iron ore and coking coal purchases, see “Operating and financial review —Key factors affecting results of operations—Raw materials”.
Outlook
As anticipated, apparent demand conditions are now showing signs of improvement as the destocking phase reaches maturity. Despite continued headwinds to real demand, in countries outside of China, ASC, in 2023, is expected to recover by 2.0% to 3.0% as compared to 2022 (when global ASC is estimated to have contracted by 2.0% to 2.5%), due to non-recurrence of the destocking effects that weighed on demand, particularly in the final months of 2022. The Company expects its steel shipments in 2023 to grow by approximately 5% as compared to 2022.
ArcelorMittal expects the following demand dynamics by key region:
•In the US, although real demand growth is expected to remain lackluster due to the lagged impact of interest rates rises, the anticipated end to destocking is expected to lead to an increase in ASC of 1.5% to 3.5% in 2023;
•In Europe, the impact of significant destocking drove a contraction of apparent consumption by 7.0% to 7.5% in 2022. As a result, while the Company assumes a marginal decline in real demand in 2023, apparent demand is expected to recover by 0.5% to 2.5% in 2023. This would represent a significantly higher level of apparent demand as compared to the peak of the destocking cycle in the fourth quarter of 2022;
•In Brazil, the Company expects a gradual rebound in real steel consumption in 2023 and a slowdown in destocking to support ASC growth by 3.0% to 5.0%;
•In India, the Company expects another strong year with ASC in the range of 6.0% to 8.0%;
•In the CIS region (which includes Commonwealth of Independent States and Ukraine), while the Company forecasts some improvement in steel consumption in Ukraine, this is more than offset by the expected decline in Russian steel consumption due to the lagged impact of ongoing sanctions, particularly lower oil and gas revenue, leading to an expected decline in ASC of 0.0% to 2.0% for the region; and
•In China, economic growth is expected to rebound strongly in 2023 as COVID-19 pandemic restrictions are now lifted. However, with continued weakness expected in real estate during the year, steel

Management report
consumption is expected to stabilize in 2023 (+1.0% to -1.0%) with potential upside dependent on government infrastructure stimulus.
The Company expects that operating working capital will follow the normal seasonal patterns (including an investment in the first quarter of 2023) but expects a release for the full year 2023. The Company is not able to provide reconciliations of this guidance with respect to operating working capital because information relating to the underlying components is not yet available.
The Company expects positive net cash provided by operating activities in 2023. Capital expenditures are expected to increase to within the range of $4.5 billion to $5.0 billion. Interest costs are expected to increase to approximately $0.4 billion and cash outflow from taxes are expected to be lower (including non-recurrence of timing related payments made in 2022 of $0.7 billion).
All information that is not historical in nature and disclosed under “Operating and financial review”, and in particular in this Outlook section, is deemed to be a forward-looking statement. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section “Risk factors”.
Management and employees
Directors and senior management
Board of Directors
ArcelorMittal places a strong emphasis on corporate governance. The Board of Directors is composed of ten directors, of which six are independent directors. Mr. Bruno Lafont is the Lead Independent Director. The Board of Directors has three committees: The Audit and Risk Committee, the Appointment, Remuneration and Corporate Governance Committee ("ARCG Committee") and the Sustainability Committee ("SC"). Prior to July 28, 2021, the former Appointments, Remuneration, Corporate Governance and Sustainability Committee carried out the roles of both of the current Appointments, Remuneration and Corporate Governance Committee and the new Sustainability Committee. The ARCG Committee and the Audit and Risk Committee are comprised exclusively of independent directors. There are two independent directors in the Sustainability Committee.
The annual general meeting of shareholders on May 4, 2022 acknowledged the expiration of the terms of office of Ms. Vanisha Mittal Bhatia and Mr. Karel De Gucht. At the same meeting, the shareholders re-elected Mrs. Vanisha Mittal Bhatia and Mr. Karel De Gucht for a new term of three years each.
In the most recent assessment of the Company’s leadership structure, the ARCG Committee reviewed the key duties and responsibilities of the Company’s Executive Chairman and its Lead Independent Director as follows:

Executive Chairman	Lead Independent Director
* Chairs the Board of Directors' and shareholders' meetings	* Provides independent leadership to the Board of Directors
* Works with the Lead Independent Director to set agenda for the Board of Directors and reviews the schedule of the meetings	* Presides at executive sessions of independent directors
* Serves as a public face of the Board of Directors and of the Company	* Advises the Executive Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
* Serves as a resource for the Board of Directors	* Coordinates the activities of the other independent directors
* Guides discussions at the Board of Directors meetings and encourages directors to express their positions	* Oversees Board of Directors' governance processes, including succession planning and other governance-related matters
* Communicates significant business developments and time-sensitive matters to the Board of Directors	* Liaison between the Executive Chairman and the other independent directors
* Is responsible for managing day-to-day business and affairs of the Company	* Calls meetings of the independent directors when necessary and appropriate
* Interacts with the Executive Office of the Company and frequently meets stakeholders and provides feedback to the Board of Directors	* Leads the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors

Management report
The members of the Board of Directors are set out below:

Name	Age[5]	Date of joining the Board[6]	End of Term	Position within ArcelorMittal[5]
Lakshmi N. Mittal	72	May 1997	May 2023	Executive Chairman of the Board of Directors
Aditya Mittal[8]	46	June 2020	May 2023	Director and Chief Executive Officer
Vanisha Mittal Bhatia[7]	42	December 2004	May 2025	Director
Bruno Lafont[1,2,4]	66	May 2011	May 2023	Lead Independent Director
Tye Burt[2,3,4]	65	May 2012	May 2024	Director
Michel Wurth[3]	68	May 2014	May 2023	Director
Karyn Ovelmen[1,4]	59	May 2015	May 2024	Director
Karel de Gucht[1,4]	68	May 2016	May 2025	Director
Etienne Schneider[1,4]	51	June 2020	May 2023	Director
Clarissa Lins[2,3,4]	55	June 2021	May 2024	Director
1.Member of the Audit & Risk Committee.
2.Member of the Appointments, Remuneration and Corporate Governance Committee.
3.Member of the Sustainability Committee.
4.Non-executive and independent director.
5.Age and position as of December 31, 2022.
6.Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.
7.Ms. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and sister of Mr. Aditya Mittal.
8.Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia.
Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.

Management report

Lakshmi N. Mittal Executive Chairman

72 years old Nationality: Indian Date of first election: May 1997 Term start date: June 2020 Term end date: May 2023
Expertise and experience
Lakshmi N. Mittal is the Executive Chairman of ArcelorMittal since February 2021. He was previously the Chairman and Chief Executive Officer of ArcelorMittal. He is a renowned global businessman who serves on the boards of various companies and advisory councils. He is an active philanthropist engaged in the fields of education and child health. Mr. Mittal was born in Sadulpur in Rajasthan in 1950. He graduated from St Xavier’s College in Kolkata, where he received a Bachelor of Commerce degree. He has received numerous awards for his contribution to the steel industry over the years and recently, in April 2018, Mr. Mittal was awarded by the American Iron and Steel Institute with the Gary medal award recognizing his great contribution to the steel industry. He is widely recognized for successfully integrating many company acquisitions in North America, South America, Europe, South Africa and the CIS. Mr. Mittal is Chairman of the board of Aperam and a member of the board of Goldman Sachs. He previously sat on the board of Airbus N.V. He is a member of the Foreign Investment Council in Kazakhstan, the National Investment Council of Ukraine, the Global CEO Council of the Chinese People’s Association for Friendship with Foreign Countries, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee, the European Round Table of Industrialists, the Indian School of Business and a member of the board of Trustees of Cleveland Clinic. Mr. Mittal is the father of Aditya Mittal (who is Chief Executive Officer and a non-independent Director of ArcelorMittal) and Vanisha Mittal Bhatia (who is a Non-independent Director of ArcelorMittal Board). Mr. Mittal is a citizen of India.

Management report

Aditya Mittal Chief Executive Officer ("CEO")

46 years old Nationality: Indian Date of first election: June 2020 Term start date: June 2020 Term end date: May 2023
Expertise and experience
Aditya Mittal is the Chief Executive Officer since February 2021 and Director of ArcelorMittal. He was previously the President and Chief Financial Officer ("CFO") of ArcelorMittal. Following the formation of ArcelorMittal in 2006, Aditya held various senior leadership roles, including managerial oversight of the Group’s flat carbon steel businesses in the Americas and Europe, in addition to his role as CFO and membership of the Group Management Board. He sees climate change as ArcelorMittal’s top strategic issue and wants the Company to lead the decarbonization of the steel industry. In 2008, Aditya was named ‘European Business Leader of the Future’ by CNBC Europe and was ranked fourth in Fortune magazine’s ‘40 under 40’ list in 2011. He is an active philanthropist with a particular interest in child health. Together with his wife Megha, he is a significant supporter of the Great Ormond Street Children’s Hospital in London, having funded the Mittal Children’s Medical Centre, and in India, the couple work closely with UNICEF, having funded the first ever country-wide survey into child nutrition, the results of which are being used by the Government of India to inform relevant policy. Aditya serves on the boards of ArcelorMittal, Aperam, and Iconiq Capital and is Chairman of ArcelorMittal Nippon Steel India and Chairman of HMEL. He is also a trustee at Brookings Institution, a member of Harvard University’s Global Advisory Council. He holds a Bachelor’s degree in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. He is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia. Mr. Aditya Mittal is a citizen of India.

Management report

Vanisha Mittal Bhatia Non-independent Director

42 years old Nationality: Indian Date of first election: December 2004 Term start date: May 2022 Term end date: May 2025
Expertise and experience
Vanisha Mittal Bhatia is a non-independent Director of ArcelorMittal. She was appointed as a member of the LNM Holdings Board of Directors in June 2004. Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004, where she worked in the Procurement department leading various initiatives including "total cost of ownership program". She joined Aperam in April 2011 and since has held the position of Chief Strategy Officer. She has a Bachelor of Sciences from the European Business School. Ms. Vanisha Mittal Bhatia is a citizen of India. Ms. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and the sister of Mr. Aditya Mittal.

Management report

Bruno Lafont Non-Executive and Lead independent Director

66 years old Nationality: French Date of first election: May 2011 Term start date: June 2020 Term end date: May 2023
Expertise and experience
Bruno Lafont is Lead Independent Director of ArcelorMittal, a member of the Audit & Risk Committee and Chairman of the Appointments, Remuneration and Corporate Governance Committee. He began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter, Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005, Chief Executive Officer in January 2006, and he was appointed Chairman and Chief Executive Officer in May 2007. In July 2015 Mr. Lafont was appointed Honorary Chairman of Lafarge. He was co-Chairman of the Board of Directors of LafargeHolcim between July 2015 and May 2017. As former Chairman and Chief Executive Officer of Lafarge, Mr. Lafont has extensive experience in managing health and safety questions. He was a board member of EDF from 2008 to 2019. Mr. Lafont left the Executive Committee of the World Business Council for Sustainable Development (WBCSD) in December 2019. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France. Mr. Lafont has informed the Company that, on December 8, 2017, he (along with five other former Lafarge officers) was placed under formal investigation (mis en examen) in his capacity as former CEO of Lafarge SA, in relation to alleged payments made by a subsidiary of Lafarge SA (Lafarge Cement Syria) to terrorist groups in Syria, and that alleged violations of EU economic sanctions and French labor law are also being investigated.

Management report

Tye Burt Non-executive and independent Director

65 years old Nationality:Canadian Date of first election: May 2012 Term start date: June 2021 Term end date: May 2024
Expertise and experience
Tye Burt, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee as well as of the Sustainability Committee. He was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross, where he had overall responsibility for the health and safety program, now contributing this expertise on health and safety to the ArcelorMittal’s Board of Directors. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is the Chair and Principal at Carbon Arc Capital Investments Corp. and was the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. Mr. Burt is a member of the Board of Directors of Boart Longyear, a global leader in the drilling services and equipment industry. He is a graduate of Osgoode Hall Law School, a member of the Law Society of Ontario, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.

Management report

Michel Wurth Non-independent Director

68 years old Nationality:Luxembourgish Date of first election: May 2014 Term start date: June 2020 Term end date: May 2023
Expertise and experience
Michel Wurth is a non-independent Director of ArcelorMittal and a member of the Sustainability Committee. He joined Arbed in 1979 and held a variety of functions before joining the Arbed Group Management Board and becoming its chief financial officer in 1996. The merger of Aceralia, Arbed and Usinor, leading to the creation of Arcelor in 2002, led to Mr. Wurth’s appointment as Senior Executive Vice President and Chief Financial Officer of Arcelor. He became a member of ArcelorMittal’s Group Management Board in 2006, responsible for Flat Carbon Europe, Global R&D, Distribution Solutions and Long Carbon Worldwide respectively. Michel Wurth retired from the GMB in April 2014 and was elected to ArcelorMittal’s board of directors in May 2014. He holds a Law degree from the University of Grenoble, France, and a degree in Political Science from the Institut d’Études Politiques de Grenoble as well as a Master’s of Economics from the London School of Economics, UK. Mr. Wurth is also doctor of laws honoris causa of the Sacred Heart University, Luxembourg. Mr. Wurth is Chairman of ArcelorMittal Luxembourg S.A. (a wholly owned subsidiary of ArcelorMittal) as well as Vice Chairman of the supervisory board of Dillinger Hütte AG and Dillinger Hütte Saarstahl AG (associates of ArcelorMittal). Mr. Wurth is a Board member of Orion Engineered Carbon S.A. a global company active in the black carbon industry, listed on the NASDAQ. Mr. Wurth served as Chairman of the Luxembourg Chamber of Commerce between May 2004 and May 2019 and is a member of the Council of the Central Bank of Luxembourg. He is also non-executive Chairman of Paul Wurth Real Estate S.A. and member of the supervisory board of SMS Group (the controlling shareholder of Paul Wurth Real Estate S.A.), as well as non-executive Chairman of BIP Investment Partners S.A. and BIP Capital Partners S.A., and non-executive Board member of Brasserie Nationale. SMS Group, a leading family owned equipment and engineering supplier for the steel and non-ferrous metal producing industry. BIP Investment Partners and BIP Capital Partners S.A. are Luxembourg based companies organized as investment funds investing in small and mid-cap private equity and Brasserie Nationale is a privately owned brewery based in Luxembourg. Mr. Wurth is vice-chairman of the Luxembourg Red Cross. Mr. Wurth is a citizen of Luxembourg.

Management report

Karyn Ovelmen Non-executive and independent Director

59 years old Nationality: USA Date of first election: May 2015 Term start date: June 2021 Term end date: May 2024
Expertise and experience
Karyn Ovelmen is a non-executive and independent Director of ArcelorMittal as well as the Chairman of the Audit & Risk Committee. From January 2019 to December 31, 2019, Mrs. Ovelmen was the Gas Power Transformation Leader for the General Electric Company. Prior to that, she served as Executive Vice President and Chief Financial Officer of Flowserve, a position that she held from June 2015 to February 2017. Previously, she also served as Chief Financial Officer and Executive Vice President of LyondellBasell Industries NV from 2011 to May 2015, as Executive Vice President and Chief Financial Officer of Petroplus Holdings AG from May 2006 to September 2010 and as Executive Vice President and Chief Financial Officer of Argus Services Corporation from 2005 to 2006. Prior to that, she was Vice President of External Reporting and Investor Relations for Premcor Refining Group Inc. She also spent 12 years with PricewaterhouseCoopers, primarily serving energy industry accounts. Mrs. Ovelmen is a member of the Hess Corporation Board of Directors and a member of the Audit Committee as of November 4, 2020. Mrs. Ovelmen was a member of the Gates Industrial Corporation plc. Board of Directors as a non-executive director and was a member of their Audit Committee from December 2017 to March 2019. Mrs. Ovelmen holds a Bachelor of Arts degree from the University of Connecticut, USA, and is a Certified Public Accountant ("CPA"). Mrs. Ovelmen is a citizen of the United States of America.

Karel de Gucht Non-executive and independent Director

68 years old Nationality: Belgian Date of first election: May 2016 Term start date: May 2022 Term end date: May 2025
Expertise and experience
Karel de Gucht is a non-executive and independent Director and a member of the Audit & Risk Committee. Mr. De Gucht is a Belgian Minister of State. He was the European Commissioner for Trade in the 2nd Barroso Commission from 2010 to 2014 and for Development and Humanitarian Aid in the 1st Barroso Commission from 2009 to 2010. Previously, Mr. De Gucht served as Belgium's Minister of Foreign Affairs from 2004 to 2009 and Vice Prime Minister of Belgium from 2008 to 2009. In addition, in 2006, he was the Chairman in Office of the Organization for Security and Cooperation in Europe (OSCE) and Member of the Security Council of the United Nations from 2007 to 2008. Since 1991, Mr. De Gucht has been a Professor of Law at the VUB (the Dutch-speaking Free University Brussels). He is currently a member of the European Advisory Board of CVC Capital Partners, a member of the board of directors of the listed company Proximus NV and the president of the IES, the Institute of European Studies at the VUB. In the course of 2021, Mr. De Gucht has been nominated Chairman of the Board of YOUSTON NV, a Belgian company specialized in archiving, digitalization and processing. Mr. De Gucht holds a Master of Law degree from the VUB and is a Belgian citizen.

Management report

Etienne Schneider Non-executive and independent Director

51 years old Nationality: Luxembourgish Date of first election: June 2020 Term start date: June 2020 Term end date: May 2023
Expertise and experience
Etienne Schneider is a non-executive and independent Director and a member of the Audit & Risk Committee. Etienne Schneider joined the government of Luxembourg in 2012 as Minister of the Economy and Foreign Trade before being appointed Deputy Prime Minister, Minister of the Economy, Minister of Internal Security and Minister of Defense in 2013. In 2018, Mr. Schneider became Deputy Prime Minister, Minister of the Economy and Minister of Health and in February 2020 retired from politics. He has previously filled several positions as a senior civil servant, such as a research assistant at the European Parliament in Brussels, economist for the LSAP parliamentary group in the Chamber of Deputies and project leader with NATO in Brussels. He also served as a government advisor responsible for various Directorates. Mr. Schneider became a member of the executive board of several companies, such as the Société électrique de l’Our (SEO), Enovos International SA, Enovos Deutschland AG and the National Credit and Investment Company (SNCI). Upon being appointed minister in 2012, he resigned from all of these positions. In 2021, Mr. Schneider became president of the board of LuxTP, a Luxembourgish affilate of the Belgian construction company Besix Group in which he holds a position as independent board member since 2020. Mr. Schneider holds a degree from the Institut Catholique des Hautes Etudes Commerciales (ICHEC) in Brussels and from Greenwich University in London in commercial and financial sciences. Mr. Schneider is a citizen of Luxembourg.

Management report

Clarissa Lins Non-executive and independent Director

55 years old Nationality: Brazilian Date of first election: June 2021 Term start date: June 2021 Term end date: May 2024
Expertise and experience
Clarissa Lins is a non-executive and independent Director of ArcelorMittal as well as the Chairman of the Sustainability Committee. Mrs. Lins is a senior executive with consolidated experience in strategy, sustainability, and corporate governance. With a distinguished education background in economy, she worked on relevant projects in the public sector at the beginning of her career - she was part of Brazil’s Ministry of Finance team that produced the economic stabilization program known as the Real Plan in 1994, under President Cardoso. She also served as an Advisor to the President of Brazil’s BNDES Development Bank, participating in the structuring of the country’s large-scale privatization projects from 1995 to 1999. She was head of Corporate Strategy at Petrobras from 1999 to 2002, when the state-owned oil and gas company shifted its strategy and improved its corporate governance practices while doing an IPO at the NYSE. Mrs. Lins moved her focus more specifically towards Sustainability in 2004, when she joined the FBDS Fundação Brasileira para o Desenvolvimento Sustentável (Brazilian Foundation for Sustainable Development). In 2013 she founded the consultancy Catavento, advising corporations in the areas of strategy and sustainability. Mrs. Lins was the President of the Brazilian Institute of Petroleum and Gas (IBP) from November 2019 till March 2021, after serving as Executive Director for more than 3 years. She serves on Boards and Committees of leading companies operating in Brazil - including Suzano's Sustainability Committee (the world’s largest producer of market pulp), the Board of Directors of Votorantim Cimentos and Vibra Energia (listed at the Brazilian stock exchange). Other companies in which she has held relevant Board Committee positions include Shell, Vale and Petrobras. Mrs. Lins is a citizen of Brazil.

Management report
Senior management
As of December 31, 2022, ArcelorMittal’s senior management was comprised of the Executive Office supported by nine other Executive Officers. ArcelorMittal’s Executive Office was comprised of the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal. Together, the Executive Officers are responsible for the implementation of the Company strategy, overall management of the business and all operational decisions.
On September 1, 2022, Stephanie Werner-Dietz was nominated Executive Vice President of ArcelorMittal with immediate effect. On January 1, 2023, she became an Executive Officer of ArcelorMittal, replacing Bart Wille.

Name	Age	Position
Lakshmi N. Mittal[1]	72	Executive Chairman of ArcelorMittal
Aditya Mittal[1]	46	Chief Executive Officer of ArcelorMittal
Genuino Christino[1]	51	Chief Financial Officer of ArcelorMittal
Stefan Buys[1]	51	Executive Vice President, CEO ArcelorMittal Mining
Jefferson de Paula[1]	64	Executive Vice President, CEO ArcelorMittal South America Long
Geert Van Poelvoorde[1]	57	Executive Vice President, CEO ArcelorMittal Europe
Bart Wille[1,2]	61	Executive Vice President, Head of HR
John Brett[1]	57	Executive Vice President, CEO ArcelorMittal North America
Bradley Davey[1]	58	Executive Vice President and Head of Corporate Business Optimization
Vijay Goyal[1]	51	Executive Vice President, CEO CIS
Dilip Oommen[1]	64	Executive Vice President, CEO AM/NS India
Stephanie Werner-Dietz[1]	50	Executive Vice President, Head of HR
1.Age and position as of December 31, 2022.
2.Bart Wille retired on December 31, 2022.
Lakshmi N. Mittal (See “—Board of Directors”).
Aditya Mittal (See "—Board of Directors").

Management report

Genuino M. Christino Chief Financial Officer and Executive Vice President.

51 years old Nationality: Brazilian
Expertise and experience
Genuino M. Christino is the Chief Financial Officer and Executive Vice President of ArcelorMittal since February 2021. He is a member of the Group management committee since 2016. Prior to Mr. Christino’s appointment as Chief Financial Officer, he was the Group Head of Finance since 2016. As Chief Financial Officer, Mr. Christino is responsible for all of the Company’s financial functions, including treasury, corporate finance, accounting, performance management, insurance and investor relations. In addition, Mr. Christino oversees group Merger & Acquisitions, Legal and IT activities and is a member of the Company’s Investment Allocation Committee. Mr. Christino also heads the Company’s Corporate Finance and Tax Committee where all key financial transactions of the group are reviewed and approved. Prior to joining the ArcelorMittal Group in 2003, Mr. Christino had spent ten years at KPMG in Brazil and in the United Kingdom, as an auditor and a consultant. Mr. Christino holds a bachelor’s degree in accounting and business administration from the Universidade Paulista in São Paolo, Brazil and has also completed an Executive MBA Program from the Dom Cabral Foundation in Belo Horizonte, Brazil. Mr. Christino is a citizen of Brazil.

Stefan Buys Member of the Group management committee, CEO of ArcelorMittal Mining.

51 years old Nationality: Australia and South Africa
Expertise and experience
Stefan Buys is a member of the Group management committee and the CEO of ArcelorMittal Mining. He joined the group on October 1, 2021. He has over 25 years experience in the mining and minerals industry, starting his career in 1994 at Iscor Vanderbijlpark in South Africa. He joined Xstrata in 1995 and led various operational units, the last one as Chief Operating Officer of Xstrata Copper North Chile. In 2010, he joined BHP as Asset President Olympic Dam and later served as Project Director Organization Design. Before joining ArcelorMittal he joined RioTinto in 2018 as Managing Director Pilbara Mines. He holds a bachelor’s degree in metallurgical engineering from the University of Pretoria, a post graduate diploma in management from the University of South Africa and a post graduate diploma in teaching from the University of Western Australia. Mr. Buys holds dual citizenship in Australia and South Africa.

Management report

Jefferson de Paula Member of the Group management committee, President of ArcelorMittal Brazil, CEO of ArcelorMittal Long LATAM and Mining Brazil.

64 years old Nationality: Brazilian
Expertise and experience
Jefferson de Paula is a member of the Group management committee, President of ArcelorMittal Brazil, CEO of ArcelorMittal Long LATAM and Mining Brazil. Counting over 36 years of work in the steel industry, Mr. De Paula has been with the Group since 1991, occupying several executive positions in Brazil, Argentina, Americas and Europe. He is Vice President of the Federation of Industries of the State of Minas Gerais (FIEMG), Chairman of Brazil Steel Institute (IABr), Vice President of the Executive Committee of the Latin American Steel Association (ALACERO). Mr. De Paula is graduated in metallurgical engineering from Universidade Federal Fluminense (Brazil) and has attended to senior executive courses from Insead (France) and from Kellogg - Northwestern University (USA). Mr. de Paula is a citizen of Brazil.

Geert Van Poelvoorde Member of the Group management committee. Executive Vice President, CEO ArcelorMittal Europe

57 years old Nationality: Belgian
Expertise and experience
Geert Van Poelvoorde is a member of the Group management committee. He started his career in 1989 as a project engineer at the Sidmar Ghent hot strip mill, where he held several senior positions in the automation and process computer department. He moved to Stahlwerke Bremen in 1995 as senior project manager. Between 1998 and 2002, he headed a number of departments, and in 2003 he was appointed director of Stahlwerke Bremen, responsible for operations and engineering. In 2005, Mr. Van Poelvoorde returned to ArcelorMittal Ghent to take up the position of Chief Operating Officer. In 2008, he became CEO of ArcelorMittal Ghent with direct responsibility for primary operations. He was appointed CEO of the Business Division North within Flat Carbon Europe in 2009. In January 2014, he was appointed CEO of Flat Carbon Europe and Purchasing and in February 2021, he became CEO of ArcelorMittal Europe. Since November 2015 he is a member of the executive committee of Eurofer (as president between 2015 and the end of 2022), the European steel federation and is serving on several boards. He graduated from the University of Ghent with a degree in civil engineering and electronics. Mr. Van Poelvoorde is a citizen of Belgium.

Management report

Bart Wille Member of the Group management committee.

61 years old Nationality: Belgian
Expertise and experience
Bart Wille, was a member of the Group management committee. He was appointed head of human resources in January 2018. Bart Wille retired on December 31, 2022. He joined ArcelorMittal after more than 30 years of global human resources management experience in various multinational companies. Mr. Wille joined Unilever in 1985 and he served the company during 22 years, with positions held in Belgium, the United Kingdom, Brazil and the Netherlands. After having joined Puratos (food ingredients) for a short period, Mr. Wille pursued his career with Bekaert as chief human resources officer at the beginning of 2009. As a member of the Bekaert Group Executive Board, Mr. Wille was responsible for human resources and the reorganization agenda of the company worldwide. In this role, he supported the international expansion of the company and he participated in the restructuring and change of the company's organization, as well as the continuous transformation of its culture. Mr. Wille is a graduate in international business administration of UFSIA, the University of Antwerp. Mr. Wille is a citizen of Belgium.

John Brett Member of the Group management committee, Executive Vice-President and the Chief Executive Officer of ArcelorMittal North America.

57 years old Nationality: USA
Expertise and experience
John Brett, is a member of the Group management committee, an Executive Vice-President and the Chief Executive Officer of ArcelorMittal North America. He joined the group at former Inland Steel in 1988 as an associate accountant, and progressed to become a manager specializing in financial analysis and systems in 1997. In 1998, Mr. Brett took on the role of controller for Ispat Inland Steel and in 2005, he was promoted to vice president, finance and planning and controller for Mittal Steel USA. In 2012, Mr. Brett was appointed executive vice president finance, planning and procurement for ArcelorMittal USA. Prior to becoming CEO of ArcelorMittal North America in January 2021, Mr. Brett was CEO of ArcelorMittal USA. Mr. Brett holds an MBA from the University of Chicago and is a graduate in economics from DePauw University. Mr. Brett is a citizen of the United States of America.

Management report

Bradley Davey Member of the Group management committee, Executive Vice President and Head of Corporate Business Optimization.

58 years old Nationality: Canadian
Expertise and experience
Bradley Davey is a member of the Group management committee, Executive Vice President and Head of Corporate Business Optimization. He joined Dofasco in 1986 as a project engineer in the central maintenance department, joined assigned maintenance in 1989, and then the hot strip mill ("HSM") in 1990. He held various positions in the HSM before becoming a Business Unit Manager in 1996. He gained international manufacturing experience through this role by leading two separate multi-year technical exchanges with the two leading Japanese steelmakers and through leading Dofasco’s HSM modernization project. In 2002, he changed careers to marketing as a Manager Strategic Marketing, led Dofasco’s Marketing process redesign project before becoming General Manager of Marketing in 2005, then to Director of Industry Sales in 2007, and then Vice President Commercial in 2008. In 2014, he added CMO North America Automotive, then became CMO North America Flat Rolled later in 2014. In 2016, he became CMO of Global Automotive along with CMO North America. In 2018, Mr. Davey became CEO of ArcelorMittal North America and held this position until his nomination to Head of Corporate Business Optimization early April 2021. Currently based in Canada, Mr. Davey has responsibility for Global Automotive, R&D, CTO, Corporate Health and Safety, Commercial Coordination, Corporate Capital Goods Procurement, Corporate Communications and Corporate Responsibility, Automotive, JV’s in China and India, Tailored Blanks Americas, and is Vice Chairman of the Investment Allocation Committee. Mr. Davey holds a mechanical engineering degree from McMaster University, Canada. Mr. Davey is a citizen of Canada.

Management report

Vijay Goyal Member of the Group management committee, Chief Executive Officer of ArcelorMittal CIS.

51 years old Nationality: Indian
Expertise and experience
Vijay Goyal is a member of the Group management committee and the Chief Executive Officer of ArcelorMittal CIS (ArcelorMittal Kryvyi Rih, Ukraine and ArcelorMittal Temirtau, Kazakhstan). The joint venture ArcelorMittal Tubular Products Jubail is also part of his scope. After having started his career as an internal auditor at ITC Ltd in India, he joined Mittal Steel in 1999 and held various positions in the finance function. In 2007, he was nominated as CFO and Head of Strategy for Long Carbon Europe, followed by his appointment as CFO and Head of central supply chain of Flat Carbon Europe in 2008. From 2014 to 2016, he was CFO of ArcelorMittal Europe, additionally in charge of legal, IT and the Shared Service Center Europe before being appointed CEO of ArcelorMittal Downstream Solutions and member of the Group Management Committee in October 2016. During 2019, he focused on the leadership of strategic projects for ArcelorMittal, primarily with respect to the acquisition of ESIL with the Company's joint venture partner NSC to create AMNS India, prior to his appointment as CEO of ArcelorMittal CIS from January 2020 onwards. Mr. Goyal is a graduate from St Xavier’s College, Calcutta. He is a chartered accountant and cost and works accountant from the respective institutes in India. He has also completed executive education programs at Wharton Business School. Mr. Goyal is a citizen of India.

Dilip Oommen Member of the Group management committee, Chief Executive Officer of AMNS India.

64 years old Nationality: Indian
Expertise and experience
Dilip Oommen is a member of the Group management committee. He was appointed CEO of AMNS India in December 2019 after the acquisition of ESIL. He has more than 40 years of experience in the steel industry. Mr. Oommen joined ESIL in 2003 as chief operating officer, before moving to senior leadership positions within the company. He was appointed Managing director and Chief Executive Officer of ESIL in 2019. Prior to joining ESIL, Mr. Oommen had worked in various leadership roles in Hadeed (SABIC), both in Long and Flat Product divisions. In 2020, Mr. Oommen was elected President of the Indian Steel Association, the industry body that represents major public and private sector steel companies in India. He has also served in the past as Co-Chair of the Federation of Indian Chambers of Commerce & Industry’s ("FICCI") Steel Committee, one of several industry leadership roles he has taken on during his career. He is also a member of the Advisory Committee of the Steel Ministry of India. Mr. Oommen is a metallurgical engineer from the Indian Institute of Technology, Kharagpur. He has attended several management and technical programs across the globe. Mr. Oommen is a citizen of India.

Management report

Stephanie Werner-Dietz Member of the Group management committee.

50 years old Nationality: German
Expertise and experience
Stephanie Werner-Dietz is a member of the Group management committee. She was appointed head of human resources on September 1, 2022. She joined ArcelorMittal with a long ranging HR experience of almost 25 years at Nokia, which she joined in 1998. Throughout her career, Mrs. Werner-Dietz has held different HR leadership positions in various countries. She held multiple HR business partner and expert roles across the company, and she was chief people officer of Nokia, based in Finland from January 2020 until her arrival at ArcelorMittal. Mrs. Werner-Dietz is a graduate in applied business languages (Chinese) and international business studies from the University of Applied Sciences of Bremen, Germany. Mrs. Werner-Dietz is a citizen of Germany.

Management report
Compensation

Content
Annual statement from the Chairman of ARCG Committee
Board of Directors
Remuneration at a glance - senior management	Overview of the Company's remuneration policy and rationale of each performance metric
Remuneration at a glance - 2022 pay outcomes	Comparison of pay outcomes 2022 vs. 2021 vs. 2020 vs. 2019 vs. 2018 Explanation of results for 2021 short-term incentives paid in 2022
Remuneration
Remuneration strategy	Explanation of what informs the ARCG's decision on pay
Remuneration policy	Explanation of policies applied to senior management
Remuneration mix	Overview of the remuneration mix for senior management
2022 Total remuneration	Overview of 2022 outcomes
Short-term incentives	Description of short-term incentives plan ("STI")
ArcelorMittal Equity Incentive Plan	Description of long-term incentive plan ("LTIP" or "LTI"s)
Other benefits	Description of other benefits
SOX 304 and Clawback	Explanation of SOX section 304 rules regarding clawbacks of CEO/CFO remuneration

Abbreviations
EBITDA	Operating income plus depreciation, impairment expenses and exceptional items
FCF	Free cash flow
STI	Short-term incentives
LTI/LTIP	Long-term incentives (plans)
EPS	Earnings per share
ESG	Environment, social and governance
PSU	Performance share units
RSU	Restricted share units
ROCE	Return on capital employed
TSR	Total shareholder return

Management report
Annual statement from the Chairman of ARCG Committee
Dear Shareholders,
In my capacity of Appointments, Remuneration & Corporate Governance Committee (“ARCG”) chairman I would like to provide you with a summary of the Committee’s major focus and with an overview of the main actions taken, and to be taken, in the field of Health and Safety, people strategy, remuneration, successions and nominations.
Health and Safety
Health and Safety remains our main challenge but also one of our core values, along with Sustainability, Quality and Leadership. Health and Safety must always come first in our decisions and actions, from the Board room to the shop floor. The entire management is driving with full commitment the culture and risk transformation as our biggest challenge remains our safety performance with the aim of achieving zero fatalities. We deeply regret the 22 fatalities that happened in 2022, even if it shows an improvement versus 2021. A large component of total fatalities occurred in Kazakhstan and a significant portion during the conduct of mining operations. In 2022, we had around 190,000, comprising employees and contractors.
The fatality frequency rate at AM’s steel operations in 2022 was 0.035 and AM’s mining fatality frequency rate was significantly impacted in 2022 by the tragic accident in CIS/Kazakhstan underground mine fire.
We believe that we have made many important interventions at all levels of the organization (employee engagement, trainings, accountability of the management) that will improve substantially the results this year.
To ensure that everyone, including local management, is aligned with this vision and as part of the Company’s comprehensive commitment to Health and Safety cultural change, members of the Board of Directors also visited various sites over the past year. They interacted with local employees and discussed about the fundamental importance of Health and Safety in the workplace but also about the crucial need to accelerate the transition to a more sustainable way to produce and deliver our goods. Purpose of such visits consists in creating a strong awareness about Health and Safety, as excellence in Health and Safety will drive excellence in business results. The Sustainability committee of the Board of Directors dedicated full sessions to deeply review, comment and give input to the actions launched by the Company to establish a very strong safety culture. Those outcomes were reported to and discussed by the full Board. From our discussions during our Board meetings and from our site visits, we can assess a real change happening and a very strong involvement of the CEO and the top management of the Company. At the same time, we must recognize that it will take time to reach our goal of zero fatalities.
We can be proud of the way management dealt with the decreasing, but very relevant challenges presented by COVID-19 pandemic during and of how we provided social and humanitarian support towards our ArcelorMittal community.
Business and results
The world economy continues to suffer from a series of destabilizing shocks. After the COVID-19 pandemic in 2020 and the supply side constraints in 2021, the global economy experienced another major negative shock during 2022 due to Russia’s invasion of Ukraine. The war in Ukraine was, and unfortunately remains, dramatic for the ArcelorMittal community, particularly for the people working in the Kryvyi Rih area, including dozens of colleagues who lost their lives or were injured because of the war. The negative spillovers from the war have exacerbated and reinforced the pre-existing strains from the COVID-19 pandemic, such as bottlenecks in global supply chains, thus causing increases in the price of many commodities. In particular, the war in Ukraine is leading to significantly higher prices and volatility in energy markets. The strong market conditions of the past two years deteriorated in 2022 due to lower shipments, a reduction in exceptional price levels, destocking and higher energy costs and put profits under pressure.
The business responded quickly to this changing environment by cutting higher cost capacity to manage addressable demand and to reduce fixed costs, and by reducing European gas consumption by 30%. Against all odds, ArcelorMittal’s performance this year was good.
Among the largest projects conducted during the past year, in November 2022, ArcelorMittal Nippon Steel India has concluded a transaction, started in August 2022, to acquire two port assets and a power plant from the Essar Group, for a net value of $2.4 billion. This will strengthen the strategic integration of our manufacturing and logistics chain and create space for expansion in this important growth market.
Also, early 2022, the hot strip mill built in Mexico, on-stream, improved our product range in that area and has enabled us to capture opportunities offered by the domestic market.
In July 2022, we announced the completion of the acquisition of an 80% shareholding in voestalpine’s world-class Hot Briquetted Iron (‘HBI’) plant in Texas, an overall transaction worth $1 billion.
In July 2022, we also announced the sign of an agreement with the shareholders of Companhia Siderúrgica do Pecém ("CSP") to acquire CSP, in Brazil, for an enterprise value of $2.2 billion. CSP is a world-class operation, producing high-quality slab at a globally competitive cost. CSP acquisition represents a compelling expansion opportunity and a significant strengthening/consolidation of our position in the high-growth

Management report
Brazilian market, in a region poised to build on Brazil’s competitive advantage for renewables and green hydrogen production.
During 2022, as part of its capital return policy and pursuant to an authorization by the annual general meeting of shareholders on June 8, 2021 and May 4, 2022, ArcelorMittal completed two share buyback programs and announced a third share buyback program which remains outstanding. Including the $8.7 billion from share buyback programs that were completed in 2020 and 2021 and $2.9 billion from shares repurchased during 2022, the Company returned in total $10.5 billion to shareholders under its capital return policy. In 2022, share buybacks reduced the fully diluted shares outstanding by 11%, bringing the total reduction to 30% since end of September 2020.
People strategy, Remuneration, nomination and governance
The appointment of Aditya Mittal as Chief Executive Officer of the Company and the transition of Mr. Lakshmi N. Mittal to the role of Executive Chairman in 2021 remains a successful and meaningful change, which has given new impetus and stimulation to the Company, at the same time continuing to reap the benefits of Mr. Mittal's constant presence and his unparalleled wealth of experience.
During 2022, the ARCG Committee, conducted the Annual Self-Assessment of the Board of Directors, which has shown that the Company continues to place a ubiquitous focus on the Health and Safety improvement (including fatality reduction), decarbonization and other ESG measures, but also on deployment of capital in the long term and for the interests of investors. The Committee reviewed and approved short-term incentive proposals for senior management and the remuneration report for 2022. The ARCG Committee acknowledged that, in 2022, ArcelorMittal’s Board of Directors met nine times, the Audit and Risk Committee eight times, the Sustainability Committee seven times, the Appointment, Remuneration and Corporate Governance Committee six times and a Special Committee considering acquisitions four times. During 2022, the Board and Committees noted a deeper strategic dialogue and the improvement of materials provided to support their activities, thus demonstrating a concrete progress compared to the previous year.
The ARCG Committee dedicated time to the analysis the Board structure and participated in the selection of new Board members for the future. In this regard, among the profiles considered, I am pleased to mention that, at the next General Meeting of Shareholders in May 2023, we intend to nominate a new Board member with outstanding expertise in governance, auditing and financial matters, as well as a long experience as a Board member of numerous and diverse large international companies.
The remuneration policy of our Company has undergone significant changes over the past few years. We made, and are making, changes and developments, to focus on the need for goal setting in Health and Safety and other ESG measures and to create the conditions to attract, motivate and retain the best-in-class, entrepreneurial-minded, success-oriented employees, with high personal, ethical, and professional standards. For the Short-Term Incentive plan, we decided to replace gradually the KPI of Long-Term Injury frequency rate by a proactive PSIF (potential for a severe injury or fatality), which will allow us to focus our attention, energy, and resources on detecting and eliminating the causes of severe injury of fatality precursors.
As for the succession plan, management's main objective remains to ensure a smooth running of the business following the normal turnover of people at the management of the Company. The Company has a succession planning policy and procedure. For all senior positions the succession plan is reviewed once a year in the presence of the Executive Chairman, the CEO and the members of the ARCG Committee.
Furthermore, we improved our diversity in management which reached 15.7% of women in leadership position versus 13.8% in 2021.
In 2021, we also launched a more regularly way of listening to our employees several times a year. The ArcelorMittal Speak Up + surveys serve as the ongoing tool to help our Company’s leaders to closely understand how the engagement of our people worldwide evolves – by regularly listen to the aspirations and concerns of our people – and to empower leaders to spot and resolve potential issues quickly.
We were very pleased to welcome Stephanie Werner-Dietz, who joined the Company in September 2022 as Executive Vice President and Global Head of Human Resources, succeeding Bart Wille, who decided to retire at the end of 2022 following a career of 37 years in human resources management and to whom we extend warm thanks and appreciation for his long contribution.
Climate and Sustainability
Over the past year ArcelorMittal has made several acquisitions to support its decarbonization objectives and enhance its ability to produce or source the metallics required for low-carbon emissions steelmaking.
In February 2022, we confirmed a US$ 1.8 billion investment in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton, Canada. The investment will reduce annual CO2  emissions by approximately 60%. The Hamilton plant will move from a blast furnace-basic oxygen furnace steelmaking production to a DRI – EAF production, which carries a significantly lower carbon footprint.

Management report
Commitment in renewable energy development remains a key priority of ArcelorMittal’s industrial development. In this regard, in March 2022 we established a strategic renewable energy partnership with Greenko Group in India, and in November 2022 we invested $25 million in nuclear innovation company TerraPower through our XCarb® Innovation Fund. Regarding developments in terms of modernization of technologies and reduction of environmental impact, it is also important to mention the investments in scrap steel businesses in Europe, John Lawrie Metals in Scotland, Riwald Recycling in the Netherlands, Zakład Przerobu Złomu in Poland, and several facilities in Germany from ALBA International Recycling.
In December 2022, ArcelorMittal inaugurated flagship CCU project at its steel plant in Ghent, Belgium.
The COP27 defined a whole series of programs and measures that could accelerate the road to net zero, including the scaling up of renewable energy, which is critical for both the decarbonization of steel and enhanced energy security.
Sustainability reporting
Due to the upcoming regulations on sustainability reporting, the Company performed a preliminary analysis of the status and level of disclosure of the various processes involved, based on the criteria identified in the regulations. Specific plans were initiated by business owners to address the identified gaps and the Company is working towards the deployment and implementation of an environmental data base that will automatize environmental data collection from the segments and sites and facilitate compliance with the new reporting requirements.
Going forward and closing remarks
The short-term outlook for the industry remains uncertain and we must remain cautious. Nevertheless, ArcelorMittal has already in several circumstances demonstrated strength, resilience and experience to face the future with confidence. Our Company is supported by a strong balance sheet and will continue to focus on executing its strategy, designed to ensure its long-term sector leadership, as well as to deliver sustainable investor returns.
After a full twelve years of service as Board member and six years as Lead Independent Director, during 2023, I will be stepping down from my role.
I would like to thank our employees and my colleagues on the Board for their commitment and hard work, and I would also like to thank our Shareholders for the trust they continue to place in ArcelorMittal and in me during the past twelve years.
Sincerely yours,
Bruno Lafont

Management report
Board of Directors
Directors’ fees
The ARCG Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.
At the May 4, 2022 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive directors for the 2021 financial year, based on the following annual fees (euro denominated amounts are translated into U.S. dollar as of December 31, 2021):
•Basic director’s remuneration: €158,095 ($179,058);
•Lead Independent Director’s remuneration: €222,985 ($252,553);
•Additional remuneration for the Chair of the Audit & Risk Committee: €30,675 ($34,743);
•Additional remuneration for the other Audit & Risk Committee members: €18,877 ($21,380);
•Additional remuneration for the Chairs of the other committees: €17,697 ($20,044); and
•Additional remuneration for the members of the other committees: €11,798 ($13,363).
•Additional remuneration for the Chair of the special committee: €12,500 ($14,158)
•Additional remuneration for the members of the special committee: €10,000 ($11,326).
The total annual remuneration of the members of the Board of Directors for their service for the last five financial years was as follows:

			Year ended December 31,
(Amounts in $ thousands except Long-term incentives information)	2022	2021	2020	2019	2018
Base salary[1]	3,199	3,483	2,635	1,569	1,604
Director fees	1,676	1,784	1,706	1,554	1,509
Short-term performance-related bonus[1]	6,388	5,133	935	3,198	2,775
Long-term incentives [1,2]	141,564	109,143	148,422	89,933	70,302
1Includes Executive Chairman and CEO in 2022 and 2021, Chairman and CEO and President and CFO in 2020 and Chairman and CEO in all prior years. Slight differences between the years are possible, due to foreign currency effects.
2See “Management and employees—Compensation—Remuneration—ArcelorMittal Equity Incentive Plan.”
The annual remuneration for the last five financial years to the current and former members of the Board of Directors for services in all capacities in the years in which they were Directors was as follows:

(Amounts in $ thousands)	2022[1]	2021[1]	2020[1]	2019[1]	2018[1]
Lakshmi N. Mittal	1,529	1,700	1,374	1,569	1,604
Aditya Mittal	1,670	1,783	1,261	—	—
Vanisha Mittal Bhatia	169	176	186	171	166
Suzanne P. Nimocks	76	189	200	183	178
Bruno Lafont	277	302	306	280	272
Tye Burt	194	194	200	183	178
Karyn Ovelmen	201	221	223	204	198
Jeannot Krecké	—	—	78	171	166
Michel Wurth	181	181	186	171	166
Karel de Gucht	189	208	209	191	185
Etienne Schneider	189	197	118	—	—
Clarissa Lins	200	116	—	—	—
Total	4,875	5,267	4,341	3,123	3,113
1.Remuneration for non-executive Directors with respect to 2022 will be paid in 2023 subject to Board of Directors proposal and to the shareholder approval at the annual general meeting to be held on May 2, 2023. Remuneration for non-executive Directors with respect to 2021, 2020, 2019 and 2018 was paid in 2022, 2021, 2020 and 2019, respectively, following the shareholder approval at the annual general meetings held on May 4, 2022, June 8, 2021, June 13, 2020 and May 7, 2019, respectively. Slight differences between the years are possible, due to foreign currency effects.

Management report
Except for the Executive Chairman and the CEO, members of the Board of Directors have not received any remuneration from any subsidiary of the Group in 2022.
The annual remuneration for the last five financial years on a full-time equivalent basis of employees of ArcelorMittal S.A. was as follows:

(Amounts in $ thousands)	2022[1]	2021[1]	2020[1]	2019[1]	2018[1]
Average Remuneration	446	446	412	389	408
1.The annual remuneration is calculated for approximately 14 employees with a labor contract with ArcelorMittal S.A (not including any employees employed by other entities within the Group)

ArcelorMittal has performed a benchmarking on remuneration with its selected peers and fixed the remuneration of the employees and Directors based on the outcome of that exercise.
The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company. As of December 31, 2022, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors. None of the members of the Board of Directors, other than the CEO, benefit from an ArcelorMittal pension plan. Short-term incentives paid to executive directors (including the current CEO beginning in 2020) were as follows for the last five financial years:

		Short-term Incentives
	2022	2021	2020	2019	2018
Lakshmi N. Mittal	3,053	2,908	—	3,198	2,775
Aditya Mittal	3,335	2,226	935	—	—
The following tables provide a summary of the PSUs granted (long-term incentives) to the executive directors on the Board of Directors (including the current CEO beginning in 2020), as of
December 31, 2022. There were no outstanding stock options as of December 31, 2022.

	PSUs granted in 2022	PSUs granted in 2021	PSUs granted in 2020	PSUs granted in 2019	PSUs granted in 2018
Lakshmi N. Mittal	67,662	52,166	77,372	89,933	70,302
Aditya Mittal	73,902	56,977	71,050	—	—
Term (in years)	3	3	3	3	3
Vesting date[1]	January 1, 2026	January 1, 2025	January 1, 2024	January 1, 2023	January 1, 2022
1.See “Management and employees—Compensation—Remuneration—ArcelorMittal Equity Incentive Plan", for vesting conditions.

Management report
Remuneration at a glance - senior management
The following table provides a brief overview of the Company’s remuneration policy for senior management. Additional information is provided below.

ArcelorMittal's Remuneration Policy
Remuneration	Period	Strategy		Characteristic
Salary	2022	Recruitment and retention	●	Reviewed annually by the ARCG Committee considering market data
			●	Increases based on the Company performance and individual performance
STI	2022	Delivery of strategic priorities and financial success	●	Maximum STI award of 270% of base salary for the Executive Chairman, and the CEO and 157.5% of base salary for other Executive Officers
			●	100% STI paid in cash
			●	ArcelorMittal's first priority Health and Safety is part of the STI
			●	Overperformance towards competition
LTIP	2023-2025	Encourages long term shareholder return	●	Performance share units granted with a face value of 120% of base salary for the Executive Chairman and CEO
Performance share units / Restricted share units granted with a face value of 75% of base salary as a guideline for other Executive Officers
			●	Shares vest after a three-year performance period for Performance share units and after a three-year period for Restricted share units
			●	Performance related vesting and/or employment related vesting

Key Performance Metrics from 2022
Metrics	Scheme		Rationale
EBITDA	STI	●	Demonstrates growth and operational performance of the underlying businesses
FCF	STI
Gap to competition	STI / LTIP	●	Outperform peers
Health & Safety	STI / LTIP	●	Employee health and safety is a core value for the Company
ESG	LTIP	●	Improve health & safety outcome, achieve decarbonization and diversity & inclusion targets
EPS	LTIP	●	Links reward to delivery of underlying equity returns to shareholders
TSR	LTIP	●	Creates a direct link between executive pay and shareholder value
		●	Comparison with a peer group of companies

Management report
Remuneration at a glance - 2022 Pay outcomes
The following graphics present in thousands of U.S. dollar the compensation paid to the Executive Chairman (CEO until February 11, 2021) in 2022, 2021, 2020, 2019 and 2018 and to the CEO (President and CFO until February 11, 2021) in 2022, 2021 and 2020. Amounts presented for the CFO and other Executive Officers relate to the former President and CFO (Aditya Mittal) and other Executive Officers until February 11, 2021 and to the CFO and other Executive Officers thereafter. Information with respect to total remuneration paid is provided under “—Remuneration—2022 Total remuneration” below.

Management report
2021 short-term incentives paid in 2022

Business Units	Executive	Realization as % of business target
Executive Office*	Lakshmi N. Mittal Aditya Mittal	128%
Mining	Stefan Buys	137%
NAFTA	John Brett	105%
Corporate*	Genuino Christino	128%
Corporate*	Bradley Davey	128%
CIS*	Vijay Goyal	128%
AMNS India	Dilip Oommen	139%
Flat Carbon Europe*	Geert van Poelvoorde	128%
Long Carbon South America	Jefferson de Paula	145%
Corporate*	Bart Wille	128%
Note: Individual performance not included in the percent of realization.
*Health & Safety part of the bonus was nil due to the number of fatalities.
Long-term incentives vesting in 2022
Executive office
In 2022, the following long-term incentives vested:

Vehicle	Date of vesting	Date of grant	Number of PSUs granted to Executive office and outstanding	Number of shares acquired by Executive office
PSUs*	January 1, 2022 Performance approved by the ARCG committee on March 16, 2022	June 30, 2016	153,268	153,268
PSUs	January 1, 2022	December 20, 2018	134,861	67,431
* the grant number corresponds to half of the grant of 2016 as only half remained to vest in 2022

CFO and Other Executive Officers
In 2022, the following long-term incentives vested:

Vehicle	Date of vesting	Date of grant	Number of PSUs granted to CFO and other Executive officers and outstanding	Number of shares acquired by CFO and other Executive officers
PSUs	January 1, 2022 Performance approved by the ARCG committee on March 16, 2022	December 20, 2018	65,950	49,751
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

Management report
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
Appointments, remuneration and corporate governance committee
Regarding compensation, the objective of the ARCG Committee is to assist the Board of Directors with respect to the following:
•review and approve corporate goals and objectives regarding remuneration relevant to the Executive Office and Executive Officers and other members of executive management as deemed appropriate by the committee, and assess performance against goals and objectives;
•make recommendations to the Board with respect to incentive remuneration plans and equity-based plans;
•submit proposals to the Board on the remuneration of the members of the Executive Office and Executive Officers:
•make recommendations to the Board of Directors in respect of the Company’s framework of remuneration for the members of the Executive Office and Executive Officers and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary. This may include a member’s total cost of employment (factoring in equity/long term incentives, any perquisites and benefits in kind and pension contributions).
Individual remuneration is discussed by the ARCG Committee without the person concerned being present. The ARCG Committee Chairman presents its decisions and findings to the Board of Directors after each ARCG Committee meeting.
See also "Corporate governance—Board of Directors committees"' for further details and additional responsibilities of the ARCG.
Remuneration policy
The ARCG Committee set policies applied to senior management on base salary, short-term incentives and long-term incentives. According to the Shareholders Right Directive II, that was transposed into Luxembourg law in August 1, 2019, the remuneration policies must be approved at the Annual General Meeting of shareholders at least every 4 years and whenever there is a material change.
Scope
ArcelorMittal’s remuneration philosophy and framework apply to the following groups of senior management:
•the Executive Chairman and the CEO; and
•the CFO and other Executive Officers.
The remuneration philosophy and governing principles also apply, with certain limitations, to a wider group of employees including Executive Vice Presidents, Vice Presidents, General Managers and Managers.
Remuneration philosophy
ArcelorMittal’s remuneration philosophy for its senior management is based on the following principles:
•provide total remuneration competitive with executive remuneration levels of peers of similar size, scope and industry:
–Korn Ferry (KF) and WillisTowersWatson (WTW) provide benchmarking services to ArcelorMittal for all Management Committee members, an average between KF and WTW data is performed;
–For the Steel division: Large industry - industrial segment including metals, chemicals, mining, transport, energy & utilities, upper revenues range;
–For the Mining division: Large companies with a significant mining divisions or companies similar to ArcelorMittal Mining division;
–Data are linked to each local market.
•encourage and reward performance that will lead to long-term enhancement of shareholder value; and
•promote internal pay equity by providing base pay and total remuneration levels that reflect the role, job size and responsibility as well as the performance and effectiveness of the individual.

Management report
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
The Company does not have any deferred compensation plans for senior management, including the Executive Chairman and CEO.
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
	* No STI is paid for a performance below threshold 80% for each criteria; 100% STI payout for performance achieved at 100% for each criteria; 150% STI payout for performance achieved at 120% or above for each criteria	Range for Executive Chairman and CEO: 0 to 270% with a target at 120% of base salary Range for CFO and Executive Officers: 0 to 157.5% with a target at 70% of base salary
LTIP Sustain shareholder wealth creation in excess of performance of a peer group and incentivize executives to achieve strategy
Executive Office LTIP

* The vesting is subject to a relative TSR (Total Shareholder Return) and to a relative EPS compared to a peer group and to ESG targets over a three year- period
*The peer group is determined by the ARCG Committee
* No vesting will occur below the weighted average of the peer group or the target for ESG
* Performance is determined by the ARCG Committee

CFO and Executive Officers LTIP

*The vesting is subject to two or three measures depending on the business units or group, Gap to competition, TSR vs. weighted average of the peer group and ESG
*Vesting will occur if the performance is reached
*Performance is determined by the ARCG Committee
Maximum value at grant: 120% of base salary for Executive Chairman and CEO Guideline: 75% of base salary for CFO and Executive Officers
Remuneration mix
The total remuneration target of the Executive Chairman, CEO and CFO is structured to attract and retain executives; the amount of the remuneration received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.
The following remuneration charts, which illustrate the various elements of the Executive Chairman, CEO, CFO and the other Executive Officers' compensation, are applicable for 2022. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.

Management report
Note: no pension contribution

Management report
Note: Other benefits, as shown above, do not include international mobility incentives that may be provided.
2022 Total remuneration
The total remuneration paid in 2022 to members of ArcelorMittal’s senior management listed in “Management and employees—Directors and senior management” (including Mr. Lakshmi N. Mittal in his capacity as Executive Chairman and Mr. Aditya Mittal as CEO) was $9.7 million in base salary and other benefits paid in cash (such as health, other insurances, lunch allowances, financial services, gasoline and car allowance) and $15.7 million in short-term performance-related variable remuneration consisting of a short-term incentive linked to the Company’s 2021 results. During 2022, approximately $1.2 million was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Lakshmi N. Mittal).
No loans or advances to ArcelorMittal’s senior management were made during 2022, and no such loans or advances were outstanding as of December 31, 2022.
The following table shows the remuneration received by the Executive Chairman, CEO, CFO and the other Executive Officers as determined by the ARCG Committee in relation to the five most recent financial years including all remuneration components:

Management report

		Executive Chairman[8]					CEO[7]			Chief Financial Officer and Executive Officers [6]
(Amounts in $ thousands except for Long-term incentives)		2022	2021	2020	2019	2018	2022	2021	2020	2022	2021[9]	2020	2019	2018[5]
Base salary[1]		1,529	1,700	1,374	1,569	1,604	1,670	1,783	1,261	5,790	5,056	2,970	4,643	5,371
Retirement benefits		—	—	—	—	—	167	178	146	1,066	1,348	555	698	862
Other benefits[2]		72	66	45	47	48	39	38	33	599	237	144	223	314
Short-term incentives[3]		3,053	2,908	—	3,198	2,775	3,335	2,226	935	9,370	7,158	2,169	6,015	5,495
Long-term incentives	- fair value in $ thousands[4]	1,520	1,419	1,407	1,339	1,166	1,661	1,550	1,292	3,838	4,396	1,834	3,096	2,702
	- number of share units	67,662	52,166	77,372	89,933	70,302	73,902	56,977	71,050	155,400	146,600	90,069	183,084	141,109
1.After the salary decrease applied in 2020, the base salaries of the CEO and President and CFO were set back to the original amounts in 2021. A salary increase of 7.8% including the promotions was applied for the Executive Officers only.
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
5.Henri Blaffart was included until March 31, 2018, Robrecht Himpe was included until June 30, 2018.
6.President and Chief Financial Officer included from 2017 through 2019.
7.Amounts presented for 2021 and 2020 reflect the compensation as President and Chief Financial Officer until February 11, 2021 and as CEO thereafter.
8.Amounts presented reflect the compensation as CEO until February 11, 2021 and as Executive Chairman thereafter.
9.Brian Aranha was included until March 31, 2021. Simon Wandke was included until September 30, 2021. New executive officers were included as of their respective nomination date.

Short-term incentives
Targets associated with ArcelorMittal’s 2022 Annual Performance Bonus Plan were aligned with the companies’ strategic objectives of improving health and safety performance and overall business performance and competitiveness.
For the Executive Chairman and the CEO, the 2022 annual performance bonus formula is based on the achievement of the following performance targets:
•EBITDA targets at Group level: 40% (acts as circuit breaker for financial measures EBITDA and FCF);
•FCF targets at Group level: 25%;
•Gap to competition targets at Group level: 20%; and
•Health and safety performance targets at Group level: 15%. In order to help focus attention, energy and resources on detecting and eliminating the causes of serious injury or fatality precursors, we have moved from a target of long term injury frequency rate in first half of the year to a target of potential severe injury or fatality in the second half. To emphasize this priority, the fatality frequency rate acts as a circuit breaker for the Health & Safety measures. In other words, any entity having a fatality frequency rate higher than the defined target for the region will not have the Health & Safety bonus part.
For the Executive Chairman and CEO, 100% achievement of the agreed performance targets results in an annual performance bonus which equals 120% of base salary.
For the CFO and other Executive Officers, the 2022 annual performance bonus formula has been tailored for their respective positions and is generally based on the following performance targets:
•EBITDA targets at Group, segment or Business unit level; (acts as circuit breaker for financial measures EBITDA and FCF)
•FCF targets at Group, segment or Business unit level;
•Gap to competition targets at Group level, segment or Business unit level;
•Health and safety performance targets at Group, Segment or Business unit level (fatalities act as circuit breaker for this measure).
For the CFO and other Executive Officers, 100% achievement of the agreed performance targets results in an annual performance bonus which equals 70% of base salary.
For the calculation of the annual performance bonus, the achievement level of every performance target is calculated separately, and these are added up.

Management report
Individual performance and assessment ratings define the individual annual performance bonus multiplier that will be applied to the annual performance bonus calculated based on actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.5 may cause the annual performance bonus pay-out to be higher than 150% of the target annual performance bonus, up to 270% of the target annual performance bonus being the absolute maximum for the
Executive Chairman and the CEO. Similarly, a reduction factor will be applied for those at the lower end.
In exceptional circumstances, the ARCG committee can exercise discretion in the final determination of the annual performance bonus.
The achievement level of performance for the annual performance bonus for the Executive Chairman, the CEO, the CFO and the other Executive Officers is summarized as follows:

Functional level	Target achievement threshold @ 80%	Target achievement @ 100%	Target achievement ≥ ceiling @ 120%
Executive Chairman and CEO	60% of base pay	120% of base pay	180% of base pay
CFO and Executive Officers	35% of base pay	70% of base pay	105% of base pay
ArcelorMittal Equity Incentive Plan
ArcelorMittal operates a long-term incentive plan ("the ArcelorMittal Equity Incentive Plan") to incentivize shareholder wealth creation in excess of performance of a peer group and incentivize executives to achieve strategy. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible employees of the Company (including the Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees.
The maximum number of PSUs and RSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The 2020, 2021 and 2022 Caps for the number of PSUs/RSUs that may be allocated to the Executive Office and other retention and performance based grants below the Executive Office level, were approved at the AGMs on June 13, 2020, June 8, 2021 and May 4, 2022, respectively, at a maximum of 4,250,000 shares, 3,500,000 shares and 3,500,000 shares respectively.
RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to beneficiaries. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the beneficiary within the Company.
Awards in connection with PSUs are subject to the fulfillment of a three-year cumulative performance criteria such as ROCE, TSR and EPS. Since 2021, the performance criteria for the PSUs for the Executive Office and Executive Officers include an ESG criteria comprised of a health & safety, a climate action and a diversity & inclusion ("D&I") target. For health & safety, the target is to halve the fatality frequency rate versus a defined baseline (the baseline is the adjusted average frequency rate over 5 years before the grant). For D&I, the target is to reduce by 40% the gap between the Company's 2030 target of having 25% women in management and 2020 baseline. For climate, the CO2 emission target has been set to be reached by the end of the vesting period.

Management report

Conditions of the 2022 grant were as follows:

		Executive Office				Executive Officers
2022 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 120% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Target	Stretch			Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% vs. weighted average	≥120% vs. weighted average		TSR vs. peer group (40%)	100% weighted average	≥120% weighted average
		Vesting percentage	100%	150%		Vesting percentage	100%	150%
						Gap to competition (40%)	100% of target	120% of target
		ESG (30%): H&S 10%, Climate action 10% and D&I : 10%	100% of target	120% of target		Vesting percentage	100%	150%
		Vesting percentage	100%	150%		ESG (20%): H&S 10%, Climate action 5% and D&I 5%	100% of target	120% of target
						Vesting percentage	100%	150%
					●	RSUs with a three year vesting period
Awards made in 2019 through 2021
The Company's Equity Incentive Plan for senior management including Executive Officers follows the Company's strategy.
In addition to the 2022 grant, the summary of outstanding plans as of December 31, 2022 is as follows:

Management report

		Executive Office				Executive Officers
2019 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE	100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)	100% target 100% vesting
		Vesting percentage	50%	100%

		Executive Office				Executive Officers
2020 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR/EPS vs. peer group	100% median	≥120% median
						Vesting percentage	50%	100%
						Gap to competition (where applicable)		100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Vesting percentage	0%	100%
		Vesting percentage	50%	100%	●	RSUs with a three year vesting period
					●	RSUs with a one year vesting period

Management report

		Executive Office				Executive Officers
2021 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% median	≥120% median		TSR vs. peer group (40%)	100% weighted average	≥120% weighted average
		Vesting percentage	50%	100%		Vesting percentage	100%	150%
						Gap to competition (40%)	100% of target	120% of target
		ESG (30%)		100% of target		Vesting percentage	100%	150%
						ESG (20%)	100% of target	120% of target
							100%	150%
		Vesting percentage		100%	●	RSUs with a three year vesting period
					●	RSUs with a two year vesting period
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
In October 2022, the SEC adopted final rules implementing the Dodd-Frank requirement for issuers to recover incentive-based compensation erroneously paid to current and former executive officers due to an accounting restatement. These new clawback rules require listing exchanges, such as the NYSE, to adopt clawback standards that go into effect no later than fourth quarter 2023, with issuers required to implement and disclose
“no fault” clawback policies that meet strict recovery standards for restatements, within 60 days thereafter.
The Board of Directors, through its ARCG Committee, decided in 2012 to adopt its own clawback policy (the “Clawback Policy”) that applies to the members of the former GMB and to the Executive Vice President of Finance of ArcelorMittal. In 2016, the Clawback Policy was updated to reflect the Company’s structural changes and now applies to the Executive Office and the Executive Officers.
The Clawback Policy comprises cash short-term incentives and any other incentive-based or equity-based remuneration, as well as profits from the sale of the Company’s securities received during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the filing that contained the material misstatement of accounting information.
For purposes of determining whether the Clawback Policy should be applied, the Board of Directors will evaluate the circumstances giving rise to the restatement (in particular, whether there was any fraud or misconduct), determine when any such misconduct occurred and determine the amount of remuneration that should be recovered by the Company. In the event that the Board of Directors determines that remuneration should be recovered, it may take appropriate action on behalf of the Company, including, but not limited to, demanding repayment or cancellation of cash short-term incentives, incentive-based or equity-based remuneration or any gains realized as the result of options being exercised or awarded or

Management report
long-term incentives vesting. The Board of Directors may also choose to reduce future remuneration as a means of recovery.
Employees
As of December 31, 2022, ArcelorMittal employed approximately 154,352 people directly, as well as a large number of contractors and part-time workers.
The table below sets forth the total number of employees by segment as of the end of each of the past three years.

	As of December 31,
Segment	2022	2021	2020
NAFTA	14,270	13,410	13,138
Brazil	19,644	19,450	18,752
Europe	61,305	60,525	71,682
ACIS	52,725	58,438	58,178
Mining	4,626	4,426	4,289
Other activities	1,782	1,660	1,704
Total	154,352	157,909	167,743
In various parts of the world, ArcelorMittal employees are represented by trade unions and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.
The Company is committed to open, respectful and transparent social dialogue at all of its operations, to strong employee relations, and safe, healthy and quality working lives for all its workers.
Employee development
Sourcing, developing and retaining the right people continues to be a strategic priority for ArcelorMittal in building a high- performing organization. The Company recognizes the world of work has changed and the expectations of employees and potential new talents have changed with it. The COVID-19 pandemic, with its health and economic impact, has perhaps accelerated the importance of some factors (such as emotional resilience), and the implementation of others (such as digitalization) and has also reminded the Company of the importance of certain values and behavior, including strengthened focus on Diversity & Inclusion.
There continues to be a strong demand for the best talent and ArcelorMittal wants to ensure it is considered as an aspirational place to work. That means ensuring employees feel safe, respected and valued. It also means building a culture that constantly keeps employees committed, motivated, encouraged to learn and eager to perform at their best.
Employee development, including succession planning and the development of young talent, is also crucial in building a high- performing organization. The Company aims to have a clear career pathway for employees, supported with ongoing initiatives to build their technical capabilities through training. ArcelorMittal has programs designed to spot people with potential and manage the succession of key roles, as part of its overall strategic workforce planning process, which is overseen by the ARCG Committee. Strategic workforce planning is a key element of business unit quarterly reviews.
In 2022, the Company continued to harness skills and resources and has stepped up its efforts to identify and accelerate the development and readiness of its High Potential employees ("HiPos") to take on increased responsibilities. This has been achieved by having the right people in the right place at the right time; identifying people for key succession plans; anticipating and filling vacancies; ensuring a healthy and diverse leadership pipeline; nurturing internally the generations of tomorrow and preparing future leaders; encouraging individual performance and making sustainable performance gains; and ensuring the retention of HiPos, through acknowledgement, empowerment, motivation and challenges.
An effective succession planning process is based on open career discussions with HiPos. Every HiPo has a career counselling discussion with his/her manager and HR, which focuses on the ‘right casting for the role’ to determine fit, readiness and match with individual drivers and motivations. The outcome of this discussion is used in the succession planning process.
For the accelerated development of HiPos, the Company has developed Leadership Pipeline learning journeys, preparing them for promotion. The programs are partly personalized, based on assessments. They are customized and delivered through a blended format of face-to-face (when available) and digital.
The Talent Acceleration Pool ("TAP") is an accelerated development program for HiPos who have been identified deep in the organization (below Manager) and who have potential to reach at least Manager level in the organization. The HiPos are provided consistent and structured development opportunities, through assessments, career interviews, tailored individual development plans and learning journeys to support the creation of a pipeline of HiPo candidates for succession to Manager+ roles.

Management report
TAP 2 was successfully launched in 2021 with the revised approach for the two-year program management. The TAP 2 program included 78 participants from 21 nationalities, of which 23 were women (30%).
Since the COVID-19 pandemic, the Company pivoted from delivery of learning and development into a traditional classroom format and boosted digital learning. In 2022, the Company continued to see significant growth in active virtual learners throughout ArcelorMittal as it expanded further to its global community. These active learners invested an average of 5.1 hours each, a 16% increase from 2021. In other words the Company had more than 73,000 active learners(+16%) who dedicated 374,400 online learning hours (+33%) to digital learning. The Company also offered world class leadership programs to its talents and future leaders as part of the Leadership Pipeline learning journeys: Aspire (preparing General Managers) with one cohort of 22 participants; Connect (preparing Managers) with two cohorts, 56 participants; Engage (preparing Professionals) with two cohorts, 59 participants and Aware (preparing Specialists) with one cohort of 101 participants.
Another important program is the Company's Group Mentoring Program, which is designed to provide all ArcelorMittal employees an opportunity to participate in a mentoring relationship with a Group Mentor. By the end of 2022, there were 181 mentors and 375 mentees active in the program.
In addition, in 2022 work continued with the deployment of a global Human Capital Management system which provides unification of the Company's employee systems around recruitment, performance, succession planning, career development and learning. This provides enhanced infrastructure necessary to analyze data and identify areas for continuous improvement in ArcelorMittal. Good progress was achieved with implementation of recruitment modules globally with 20 roll-out projects completed. Pilots for new performance management and learning modules were initiated in Europe, Brazil and India.
Speak Up +, the new global employee survey
For many years Speak Up! has been the Group’s flagship employee engagement survey, designed to assess professionals and leadership opinion regarding how they feel about working at ArcelorMittal, what the Company does well and, if there are areas where they believe it falls short, how they can be improved.
In 2022, ArcelorMittal listened to employees voices through the Speak Up + surveys, which serve as the ongoing vehicle to support the Company’s leaders in closely keeping a finger on the pulse of the organization, in a rapidly changing environment. The goal is to understand how the engagement of ArcelorMittal people worldwide evolves by regularly listening to their aspirations and concerns and to empower leaders to spot and resolve potential issues quickly.
The survey occurs multiple times throughout the year and includes questions related to engagement, health & safety, well-being, values and diversity & inclusion. The outcomes from each Speak Up + survey are compared to multiple benchmarks, internally and over time, and externally against industry peers. This enables the Company’s leaders to spot specific strengths and risks, e.g. attrition risk, and to define actions to improve employee engagement.
Concrete actions to address employees’ concerns are continuously defined and implemented based on the outcomes of the Speak Up + survey rounds to effectively drive employee’s engagement.
Diversity and inclusion
ArcelorMittal values diversity as a way of bringing fresh perspectives and experiences to the business and as part of its ambition to be an employer of choice. The Company has a presence in over 60 countries and employees from many more and its diversity & inclusion policy aims to encompass different cultures, generations, genders, ethnic groups, nationalities, abilities, and social backgrounds.
ArcelorMittal’s senior management is committed to building a more inclusive culture and recruiting, retaining, and promoting more talented women. It also recognizes the increasing expectations of stakeholders, including employees and investors, to report on progress in this area. In 2020, the Company benchmarked its diversity & inclusion policies against other companies to identify gaps and opportunities, engaged with several stakeholders on this topic and developed a strategy to make improvements. The topic was thoroughly discussed at the ARCG committee and had the full attention and support of both the Executive Chairman and the CEO. As a result of this initiative, the Company announced new plans to double the number of women at leadership positions within the next decade. By 2030, the aim is to reach 25% management positions held by women.
To achieve this figure, the Company is continuously reviewing its policies and HR practices to give women employees greater flexibility to fit work into their lives; address unconscious bias and discrimination through learning programs; and maintain gender balance in its recruitment shortlists (either internal or external) for all professional and leadership positions. To improve the gender balance in its leadership positions, the Company's Executive Office oversees an annual career development planning

Management report
process for high-potential women, which includes the target minimum of one woman in every senior management succession plan. The Diversity and Inclusion Council steers the Group Diversity and Inclusion ("D&I") performance and progress. In 2022, the Company defined a clear roadmap to improve and transform on D&I. One of the key initiatives launched was the D&I maturity assessment; wave one covered 50% of the Group segments, and wave two should cover the remaining segments and is expected to be completed in the first half of 2023. The maturity assessment supports the Company's identification of key areas of improvement in two spheres (behavioral and structural) and into five perspectives (compliance, awareness, talent integration, operation integration and market integration).
In 2022, 15.7% of management positions were held by women, a 1.7% increase as compared to 2021, and 60% of key positions have at least one woman assigned as successor - those who are expected to take over senior manager positions at the General Manager level and above.
In line with the worldwide effort to increase gender diversity at the board of directors level, ArcelorMittal met its goal of increasing the number of women on the Board of Directors to at least three by the end of 2015. In 2022, three of the ten positions on the Board of Directors were held by women.
A number of programs are in place to develop women as leaders. These are supported by various initiatives including training programs for women employees, mentoring and coaching, networking, and role model involvement. This is aligned with a commitment to support future leaders in science, technology, engineering and mathematics ("STEM"). In 2022, the Company ran initiatives in all segments, including the participation in the TopWomenTech in Europe and partnership with Universities and schools, campaigns and job fairs focused on attracting women applicants with STEM backgrounds.
In 2022, to help foster a broader inclusive culture, the ArcelorMittal University also conducted learning programs for employees to build their understanding of how cultural orientations affect attitudes and actions, and how they can manage interactions between different cultural perspectives and communication styles. A full month of programs was dedicated to Diversity, Equity and Inclusion. The accompanying sharepoint site registered over 18,000 views. Additionally, a virtual program celebrating International Women’s Day registered over 1,300 attendees.
Initiatives in a number of countries support people with disabilities in the workplace. In Brazil, there is a robust D&I program. The program's governance is composed by the Executive Committee, National D&I Committee and a
Committee per each key area (Gender, People with Disabilities, Racial, LGBTI+). Among the key actions taken in Brazil during 2022 is the project PertenSER (Belong): Collective Workshop and Mentorship held for women, people with disabilities, racial diversity and LGBTI+. A total of 85 people participated and feedback received post workshop was very positive. In India, ArcelorMittal launched the campaign #SheMakeSteelSmarter - role modelling diverse women talent in different functions and positions in the Company. In Europe, ArcelorMittal continued its D&I campaign, participated in career fairs and engaged with universities and schools for multiple learning activities, including providing the inclusive leadership training to segment management committee. In North America, ArcelorMittal increased its engagement with the community - internal as well as externally, by participating in and sponsoring local events; promoting careers in manufacturing business and STEM careers; and sponsoring Diversity, Equity and Inclusion actions in the local community among others.
Collective Labor Agreements
In the current context of inflation, the Company understands that salary increase for workers is a question of high sensitivity. ArcelorMittal is respecting its commitment to social dialogue and all entities have regular discussions / negotiations on salary policy with their respective unions. Several salary negotiations have been conducted in 2022 and resulted in social agreements including salary increases (e.g. Brazil, Kazakhstan) and / or lump sum (e.g. France; Germany) . In some countries like Belgium and Luxembourg, indexation linked to inflation is legally foreseen. In countries with extremely high inflation such as Argentina and Turkey, several salary reviews have been implemented during the year.
The Joint Global Health and Safety Agreement signed in 2008 between the Company and the IndustriALL union at the European and international level (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union in North America remained in effect in 2022. This agreement recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates with the objective of achieving world-class performance. As a result of this agreement, the Joint Global Health and Safety ("H&S") Committee, composed of 14 representatives in 2022 (13 in 2021) of management and the unions was created to help ArcelorMittal's steel and mining activities to further improve their health and safety performance. Among its main priorities, it focuses on the overview deployment and the monitoring of the compliance of local joint H&S committees, the development of guidelines to progress and training programs

Management report
In 2022, three virtual meetings were organized throughout the year in order to discuss transversal specific topics with regard to health and safety. In addition, other safety training programs, including the "Safety Leadership" and "Take Care" Trainings continued to be rolled out in 2022, including using some virtual sessions when sanitary situations required, in order to support the “Journey to Zero” program aimed at reducing the amount of injuries and fatalities in the Company to zero. See “Business overview—Sustainable development—Health and safety.”
In 2022, collective labor agreements (“CLAs”) were entered into or renewed in various entities and countries.
At AMLPC, unionized employees at Contrecoeur West continue to work under an agreement with the United Steel Workers ("USW") renewed in July 2020 and expiring in July 2026. The positive vote of the Contrecoeur East and Longueuil workers assembly on February 27, 2022 concluded the CLA negotiations for a new six-year agreement ending the labor dispute which began on February 2, 2022. It ensured a return to normal operations at the Contrecoeur East and Longueuil facilities on February 28, 2022. The CLA with USW covering the Contrecoeur Scrap Recycling Center employees expired in March 2022 and a new collective agreement was signed and will be valid for a six-year term, expiring in May 2028. The collective agreement with USW at Hamilton-East Wire was renewed in July 2021 for a five-year term and will expire on May 30, 2026. The agreement with USW at St-Patrick Wire was renewed in 2017 for a six-year term and will expires on December 31, 2023.
ArcelorMittal Mexico and the National Miners Union agreed to a new one-year contract effective August 1, 2022. ArcelorMittal Mexico continues to explore opportunities with the union to improve workforce productivity, efficiency and competitiveness.
ArcelorMittal Tubular Products Shelby continues to work under an agreement with the USW which was renewed in November 2021 and will expire on October 31, 2025.
ArcelorMittal Tubular Products Woodstock continues to work under an agreement with UNIFOR which was renewed in February 2021 and will expire on April 1, 2024.
ArcelorMittal Tubular Products Brampton continues to work under an agreement with the USW which was renewed in December 2021 and will expire in September 2025.
At ArcelorMittal Tubular Products Monterrey, the collective agreement with the National Federation of Independent Unions was renewed effective February 2023 for a one-year period. Negotiations with the union for the new period will take place in February 2024.
ArcelorMittal USA Research and USW signed a new three-year labor agreement effective September 1, 2022.
In Brazil, inflation rate remained high, but dropped throughout the year (unlike the situation in 2021). Due to the victory of President Lula, unions gained power since he was the favorite candidate for the election according to surveys. With his victory, labor law changes are expected from the government in 2023 in order to guarantee some way of union financing. From the 42 collective agreements negotiated in 2022, 15 were deemed to adjust salaries, mainly as a consequence of inflation, which throughout the year varied between 12.47% (May 2022) and 6.46% (November 2022). Other agreements relate to compensation of hours, work shifts and profit sharing schemes.
In Argentina, a salary increase of 110 % was granted to employees, in line with inflation projected for 2022. Through December 2022, the Company has implemented a 76% increase and the remaining will be implemented in the first quarter of 2023. All CLAs have a duration of one year beginning in April of each year.
In Europe, after a difficult context linked to the sanitary constraints due to the COVID-19 pandemic, regular physical meetings were organized throughout the year in order to inform the European Works Council ("EWC") representatives about the health and safety and business situation of the Company's operations in Europe. There were three meetings with the Select Committee along the year and a Plenary Assembly in December.
In 2019, ArcelorMittal and the EWC began negotiations aimed at revising some of the elements of the agreement signed in 2007. After recent discussions with the Special Negotiation Group composed of representatives of unions federations with whom the review of the EWC agreement is discussed, a meeting will be organized during the first quarter of 2023 in order to come to a conclusion and a revision of the 2007 agreement.
In France, a one-year salary agreement covering 2023 was signed with unions in December 2022, covering flat products entities and some AMDS entities. For other French entities, salary agreement negotiations are ongoing or will take place in the first quarter of 2023. Regular meetings have been held with national representatives of the main trade unions to share information on ArcelorMittal's activities and also to address the key challenges that the steel industry is facing. A major social agreement regarding the implementation of the new job classification resulting from the new national collective bargaining of the metal sector will enter into force with effect from January 2024.
In Luxembourg, the CLA signed in June 2019 with the representatives from the two unions in the Company remains active. The key highlights for 2022 have been the follow-up of the on-going Job Retention Plan signed with the Government and the unions (the commitments are mainly related to

Management report
investments, unemployment (labor pool) and pre-retirement), the implementation of the signed agreement about the Home-Working policy since July 2022 and the launch of discussions for the negotiation of the new CLA in 2023.
In Belgium, there were two main areas of focus in 2022. The first one was to re-establish a good social dialogue and to further deploy actions to increase the 4 main elements defined during CLA 2021: respect, staffing and workload, working conditions and financial compensation. The second one was to deal with general social tension, linked to the economic and energy crises, resulting in high inflation (despite the existing indexation in Belgium).
In Germany, the first half of 2022 was mainly characterized by managing the impacts of the COVID-19 pandemic. Good market conditions secured positive first half-year results. Extremely high energy prices, high inflation and weaker market conditions as well as an uncertain outlook led to economic unemployment from August onwards with heavy impacts on financial results. CLA negotiations were concluded in June 2022 with a structural increase of 6.5% effective from August 1, 2022. Health and safety measures have been embedded into the operational everyday life. The take-care-trainings have been rolled out as planned. Social partners met twice in the social dialogue group (digital and one physical). Representatives of all work councils in Germany met in Bremen in September 2022. Throughout the year, the union supported the Company in its transformation plans within the political landscape and first discussions on the social transformation required by decarbonization in Germany were started.
In 2022, the development of social dialogue continued at ArcelorMittal Poland. One important objective was to take care of employees subject to business transformation by using rules agreed with trade unions to mitigate the social effects resulting from the implementation of restructuring processes. The agreement defines the rules for taking care of employees from reduced positions. Cooperation also continued in the field of securing employees during the COVID-19 pandemic. After the easing of social distancing restrictions, H&S forums and meetings at the shop floor with trade unions restarted in order to raise a culture of understanding around H&S goals by the social partners. Facing lower order book and blast furnace idling, ArcelorMittal Poland concluded with trade unions an Agreement on the Rules of Conduct with employees affected by production line idling/shutdowns due to the crisis. It regulates the rules of unemployment, the transfer to other positions and the use of remaining holidays. ArcelorMittal Poland has also signed a CLA for 2022. Social Fund regulations for 2022 and 2023 have been agreed with trade unions. CLA negotiations for 2023 have started. Throughout 2022, regular meetings with trade unions took place to cooperate in all areas to protect workers, production and proper communication during crisis caused by the uncertainty due to the war in Ukraine. CEO proximity meetings in plants and at least once a month with trade union leaders were organized. Cooperation with trade unions is carried out at the national level to support the transformation of the steel industry.
In Spain, as in the rest of the world, 2022 continued to be influenced by the effects of the COVID-19 pandemic, and there were many discussions and exchanges to adjust to the results of the employment regulation filed during the year. Due to the war in Ukraine and high energy costs with the resulting drop in demand, ArcelorMittal España and unions have had to address the challenges posed by the uncertainties affecting operations, in a permanent effort to adapt to the circumstances and demonstrate flexibility, which has facilitated the temporary layoff plan (ERTE) during the fourth quarter of 2022, extended to the first quarter of 2023 through an agreement with employee representatives.
Following the Memorandum of Understanding signed by ArcelorMittal with the Spanish Government in July 2021 to foster decarbonization, discussions continued with the unions to address the labor implications of this strategy. At the end of 2022, there were some important social challenges pending, not only relating to the above-mentioned decarbonization strategy, but also relating to the expiry of the CLA. Finally, there were no mobilizations or strikes longer than one week at any ArcelorMittal plant in Spain in 2022.
The situation in Ukraine remained difficult from an employees' perspective in 2022 because of the war with Russia. The government imposed martial law in the country from February 24, 2022 which among other things restricted labor rights of employees and trade unions (e.g. a right to strike; a right for vacation etc.). From February to December 2022, 2500 AMKR employees were conscripted into the army and other 50 died in war. AMKR maintained jobs and salaries for 22,000 of its employees, however approximately 10,000 thousand employees are on downtime and were paid only two-thirds of their wages.
In South Africa, out of the 6,691 employees at AMSA, 4,643 employees form part of the bargaining unit and are covered by a deferred CLA concluded in 2022 with the recognized unions, NUMSA and Solidarity. This CLA will expire in March 2023. The agreement included a remuneration adjustment of 6.5% across the board effective April 2022. Management and unions (NUMSA and Solidarity) could not agree on a percentage wage increase for bargaining unit employees. This provoked a strike, in which NUMSA was joined by minority unions Giwusa and AMCU. Violence erupted during strike action and included threatening of non-striking employees. NUMSA and the minority unions linked other unrelated issues at the coke making facilities. As a result, strike was forbidden for coke, steel and iron making facilities, whose classification as an essential

Management report
service was confirmed by the Labour Court in an interim relief decision. On the return date, the interim relief was reversed by the Labour Court and the strike continued. Parties settled and signed a section 150 agreement. The agreement entailed a 6.5% increase in wages, negotiating the implementation of a 4-shift pattern at coke making facilities and disciplining employees who defied the court order.
ArcelorMittal Temirtau's CLA renewed in January in 2022 for three years is still valid until the end of December 2024.
In 2022, the Mining segment continued to maintain productive social dialogue and relationships with its trade unions and communities where there are operations. The agreement with UWUL in Liberia valid until the second quarter of 2024 was successfully concluded in 2022.
Corporate governance
This section describes the corporate governance practices of ArcelorMittal for the year ended December 31, 2022.
Board of Directors and senior management
ArcelorMittal is governed by a Board of Directors and managed by the senior management. As described in "Directors and senior management" above, ArcelorMittal’s senior management was comprised of the Executive Office - comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal. The Executive Office was supported by a team of nine other Executive Officers, who together encompass the key regions and corporate functions.
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
Board of Directors

Management report
The Board of Directors is in charge of the overall governance and direction of ArcelorMittal. It is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of ArcelorMittal, except for matters reserved by Luxembourg law or the Articles of Association to the general meeting of shareholders. The Articles of Association provide that the Board of Directors is composed of a minimum of 3 and a maximum of 18 members.
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
Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Lakshmi N. Mittal was also ArcelorMittal’s CEO until February 11, 2021. Mr. Lakshmi N. Mittal was re-elected to the Board of Directors for a three-year term at the annual general meeting of shareholders on June 13, 2020.
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

Management report
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
None of the members of the Board of Directors, including the executive directors, have entered into service contracts with ArcelorMittal or any of its subsidiaries that provide for any form of remuneration or for benefits upon the termination of their term. All non-executive Directors of the Company signed the Company’s Appointment Letter, which confirms the conditions of their appointment by the General Meeting of the Shareholders including compliance with certain non-compete provisions, the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange and the Company’s Code of Business Conduct.
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
In 2022, the Board of Directors held 9 meetings with 100% of the average attendance rate.

Management report

9 meetings (2022)	100% Average attendance rate
In order for a meeting of the Board of Directors to be validly held, a majority of the directors must be present or represented, including at least a majority of the independent directors. In the absence of the Chairman, the Board of Directors will appoint a chairman by majority vote for the meeting in question. The Chairman may decide not to participate in a Board of Directors’ meeting, provided he has given a proxy to one of the directors who will be present at the meeting. For any meeting of the Board of Directors, a director may designate another director to represent him or her and vote in his or her name, provided that the director so designated may not represent more than one of his or her colleagues at any time.
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
Lead Independent Director
Mr. Bruno Lafont was elected by the Board of Directors as ArcelorMittal's Lead Independent Director and re-elected as a director for a three-year term at the ArcelorMittal AGM held on June 13, 2020.
The agenda of each meeting of the Board of Directors is decided jointly by the Chairman of the Board of Directors and the Lead Independent Director.
Separate meetings of independent directors
The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. Two meetings of the independent directors outside the presence of management were held in 2022.
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
The 2022 Board of Directors’ self-evaluation was completed by the Board on January 23, 2023. The Board of Directors was of the opinion that it and the management had cooperated successfully during 2022. Strong focus has continued to be given on health and safety, decarbonization, sustainability, on JV performance and structure, on shareholders returns including share buyback, on policies including incorporation of ESG criteria, but also on deployment of capital in the long term future. The Board of Directors reviewed the practical implementation of the governance structure and thought it was working well. The Board set new priorities for discussion and review and identified a number of priority topics for 2023.
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

Management report
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
Diversity
In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board met its goal of increasing the number of women on the Board to at least three by the end of 2015 with the election of Mrs. Karyn Ovelmen in May 2015. Out of 10 members of the Board of Directors, women represent 30% in 2022. The ArcelorMittal Board’s diversity not only relates to gender, but also to the region, background and industry of its members.
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

Management report
and markets. Non-executive directors may also participate in training programs designed to maximize the effectiveness of the directors throughout their tenure and link in with their individual performance evaluations. The training and development program may cover not only matters of a business nature, but also matters falling into the environmental, social and governance area.
Structured opportunities are provided to build knowledge through initiatives such as visits to plants and mine sites and business briefings provided at Board meetings. Non-executive directors also build their Company and industry knowledge through the involvement of the Executive Office and other senior employees in Board meetings. Business briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose of creating long-term shareholder value through the development of the ArcelorMittal business in steel and mining. The Company therefore continuously builds directors’ knowledge to ensure that the Board remains up-to-date with developments within the Company’s segments, as well as developments in the markets in which the Company operates.
During the year, non-executive directors participated in the following activities:
•comprehensive business briefings intended to provide the directors with a deeper understanding of the Company’s activities, environment, key issues and strategy of the Company’s segments. These briefings are provided to the Board of Directors by senior executives, including Executive Office members. The briefings provided during the course of 2022 covered many areas, In particular, a strong emphasis has been given to health and safety processes, fatality prevention, environment and climate change. Specific major acquisitions were reviewed. In addition, cyber security, risk management, corporate responsibility, carbon reduction strategy in steelmaking, capital allocation process and strategy were covered. Business briefings took place at Board and committee meetings;
•briefing meetings with the Company executives in charge of specific business segments or markets;
•site visits of directors to plants and R&D centers.
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
Board of Directors committees
The Board of Directors has three committees:
•the Audit & Risk Committee,
•the ARCG Committee, and
•the Sustainability Committee.
Audit & Risk Committee

4 members (100% independent)	8 meetings (2022)
In 2022, 8 meetings of the Audit & Risk Committee were held with an attendance rate of 100%.
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
•the identification and management of risks to which the ArcelorMittal group is exposed; and
•conducting investigations into any matters, including whistleblower complaints, within its scope of responsibility and obtaining advice from outside legal,

Management report
accounting, or other advisers, as necessary, to perform its duties and responsibilities.
The Audit & Risk Committee must be composed solely of independent members of the Board of Directors. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Audit & Risk Committee is comprised of four members, all of whom must be independent under the Company’s corporate governance guidelines, the New York Stock Exchange (NYSE) standards as applicable to foreign private issuers and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Audit & Risk Committee makes decisions by a simple majority with no member having a casting vote.
At least one member must qualify as an "audit committee financial expert” as defined by the SEC and determined by the Board.
At least one member must qualify as an Audit & Risk Committee “risk management expert” having experience in identifying, assessing, and managing risk exposures of large, complex companies.
The Audit & Risk Committee currently consists of 4 members: Mrs. Karyn Ovelmen, Mr. Bruno Lafont, Mr. Karel de Gucht and Mr. Etienne Schneider, each of whom is an independent Director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit & Risk Committee is Mrs. Ovelmen who is an “audit committee financial expert” as defined by the SEC. Please see “—–Directors and senior management—–Board of Directors” above for Mrs. Ovelmen's experience.
According to its charter, the Audit & Risk Committee is required to meet at least four times a year. The Audit & Risk Committee performs an annual self-evaluation and completed its 2022 self-evaluation on January 23, 2023. The charter of the Audit & Risk Committee is available from ArcelorMittal upon request.
Appointments, Remuneration and Corporate Governance Committee

3 members (100% independent)	6 meetings (2022)
In 2022, 6 meetings of the ARCG Committee were held, with an attendance rate of 100%.
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
The Board of Directors has established the ARCG Committee to:
•determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the CEO, the Executive Chairman and for the nine other Executive Officers;
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
During its meeting of May 8, 2018, the Board renewed its emphasis on four key areas (health & safety, environment and community relations, climate change and social issues) and added these to the scope of the ARCG Committee to ensure a Board level review of these important topics. Accordingly, the ARCG Committee was renamed the ARCGS Committee ("Appointments, Remuneration, Corporate Governance and Sustainability Committee") to highlight the Company’s focus on these key areas. During its meeting of July 27, 2021, the Appointment, Remuneration, Corporate Governance and Sustainability Committee became again ARCG Committee and the new Sustainability Committee was created. As a result, ArcelorMittal complies with the new Principle 9 on companies' corporate social responsibility introduced subsequently to the revision of the 10 Principles of the Luxembourg Stock

Management report
Exchange. According to Recommendation 9.3 under the Principles, the Board shall regularly consider the Company's non-financial risks, including social and environmental risks.
The ARCG Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The ARCG Committee may seek the advice of outside experts.
The three members of the ARCG Committee are Mr. Bruno Lafont, Mrs. Clarissa Lins and Mr. Tye Burt, each of whom is independent in accordance with the NYSE standards applicable to foreign private issuers and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Lafont.
The ARCG Committee is required to meet at least three times a year.
The ARCG Committee performs an annual self-evaluation and completed its 2022 self-evaluation on January 23, 2023.
The charter of the ARCG Committee is available from ArcelorMittal upon request.
Succession management
Succession management at ArcelorMittal is a systematic, structured process for identifying and preparing employees with potential to fill key organizational positions, should the position become vacant. This process applies to all ArcelorMittal key positions up to and including the Executive Office. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance, potential and an assessment of leadership capabilities and their “years to readiness”. Development needs linked to the succession plans are discussed, after which “Personal Development Plans” are put in place, to accelerate development and prepare candidates. Regular reviews of succession plans are conducted at different levels of the organization to ensure that they are accurate and up to date, leading to at least once a year formal review by the Executive Office, of all key positions. Succession management is a necessary process to reduce risk of vacant positions or skill gap transitions, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation and engagement. This process has been in place for several years and reinforced, widened and made more systematic in all regions of the organization. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCG Committee.
Sustainability Committee

3 members (67% independent)	7 meetings (2022)
In 2022, 7 meetings of Sustainability Committee were held, with an attendance rate of 100%.
The Sustainability Committee ("SC") is comprised of three members, of whom two are independent. The members are appointed by the Board of Directors. The Sustainability Committee makes decisions by simple majority with no member having a casting vote.
The primary function of the SC is to assist the Board of Directors on the following areas:
•review Group level frameworks, policies, standards, and guidelines in sustainability matters;
•review the Company`s sustainable development plan and associated management systems and ensure the Group is well positioned to meet the evolving expectations of stakeholders, including investors, customers, regulators, employees, and communities;
•review the effectiveness of the process for assessing and managing catastrophic risks;
•coordinate the SC’s risk management work with the Audit and Risk Committee, in relation to reporting to the Board;
•review the findings of important climate action report and the management response;
•support and provide guidance to management in developing and updating policies and procedures relating to employee health & safety, environment, climate change and community relations;
•monitor any current, pending or threatened legal actions with respect to safety, climate change, environment, and community relations;
•review and recommend to the Board of Directors on the adequacy of the reporting on sustainability opportunities, risks and issues in the annual report, Sustainability Report, and other relevant public documents;

Management report
•make recommendations to the Board of Directors with respect to trends in results and programs in all covered areas;
•ensure that the SC Chair (or in his or her absence, an alternative member) of the SC attends the Company’s Annual General Meeting to answer questions concerning sustainability and their development and/or implementation;
•oversee any investigation and/or undertake any thorough analysis which is within its scope.
The three members of the SC are Mrs. Clarissa Lins, Mr. Tye Burt and Mr. Michel Wurth. Mrs. Lins and Mr. Burt are independent in accordance with the Company’s corporate governance guidelines, the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the SC is Mrs. Lins.
The members have relevant expertise or experience relating to the objective of the Sustainability Committee. The responsible senior managers pertaining to their respective areas of responsibility - health and safety, environment, climate change, for community relations - are permanent invitees to the meetings of the SC. The Chairman of the SC makes a verbal report of the SC’s decisions and findings to the Board of Directors after each SC meeting.
Other corporate governance practices
ArcelorMittal is committed to adhering to best practices in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., EU and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary, as evidenced by the policies adopted by the Board of Directors in 2012.
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
Process for Handling Complaints on Accounting Matters
As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct encourage all employees to bring such issues to the Audit & Risk Committee’s attention on a confidential basis. In accordance with ArcelorMittal’s Anti-Fraud and Whistleblower Policy, concerns with regard to possible fraud or irregularities in accounting, auditing or banking matters or bribery within ArcelorMittal or any of its subsidiaries or other controlled entities may also be communicated through the “—Corporate Governance—Whistleblower” section of the ArcelorMittal website at www.arcelormittal.com, where ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct

Management report
are also available in each of the main working languages used within the Group. In recent years, ArcelorMittal has implemented local whistleblowing facilities, as needed.
During 2022, there were 222 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit & Risk Committee, none of these complaints were found to be significant.
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
Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information. An online interactive training tool based on the IDR is currently deployed across the group through ArcelorMittal’s intranet, with the aim to enhance the staff’s awareness of the risks of sanctions applicable to insider dealing. The importance of the IDR is again reiterated in the Group's internal Group Policies and Procedures Manual.
Shareholders and markets
Major shareholders
The following table sets out information as of December 31, 2022 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Ordinary Shares
	Number	%
Significant Shareholder[1]	330,534,323	37.65%
Treasury Shares[2]	72,471,843	8.26%
Other Public Shareholders	474,803,606	54.09%
Total	877,809,772	100.00%
Of which: Directors and Senior Management[3]	335,970	0.04%
Significant Shareholder voting rights (outstanding shares)		41.04%
1For purposes of this table, ordinary shares owned directly by Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder (other than those resulting from the conversion of mandatorily convertible subordinated notes). At December 31, 2022, Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and beneficial ownership (within the meaning set forth in Rule 13d-3 of the Exchange Act), through the Significant Shareholder, of the outstanding equity of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à. r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”). Nuavam, a

Management report
limited liability company organized under the laws of Luxembourg, was the owner of 63,658,348 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 266,444,475 ArcelorMittal ordinary shares. Mr. Lakshmi N. Mittal was the direct owner of 406,000 ArcelorMittal ordinary shares. Mrs. Mittal was the direct owner of 25,500 ArcelorMittal ordinary shares. Mr. Lakshmi N. Mittal, Mrs. Mittal and the Significant Shareholder shared beneficial ownership of 100% of the outstanding equity of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Lakshmi N. Mittal was the beneficial owner of 330,508,823 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 330,128,323 ordinary shares, and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) was the beneficial owner of 330,534,323 ordinary shares. The foregoing statement does not give effect to the ordinary shares resulting from the conversion of the mandatorily convertible subordinated notes issued in May 2020 outstanding as of December 31, 2022. Assuming conversion of all outstanding mandatorily convertible subordinated notes issued in May 2020 (including those held by the Significant Shareholder), the Significant Shareholder would, together with Mr. and Mrs. Mittal, beneficially own 341,574,803 ordinary shares representing 36.15% of issued shares (assuming conversion of all notes at the maximum conversion ratio) or 339,930,443 ordinary shares representing 36.36% of issued shares (assuming conversion of all notes at the minimum conversion ratio). As of December 31, 2022 and 2021, the Significant Shareholder (together with Mr. Lakshmi N. Mittal and Mrs. Mittal) held 37.65% and 33.67% of the Company’s ordinary shares respectively. During 2022, the Company repurchased 0.53 million shares from the Significant Shareholder under its sixth buyback program for $1 billion. See "—Related party transactions—Share Repurchase Agreement". On February 25, 2022 ArcelorMittal announced that its Significant Shareholder has decided not to further participate in its $1 billion share buyback program. Accordingly its percentage holding of issued and outstanding shares has increased as the share buyback program is implemented.
2Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs, fractional shares returned in various transactions, and the use of treasury shares in various transactions.
3Includes shares beneficially owned by directors and members of senior management listed in section "Management and employees—Directors and senior managers" of this annual report; excludes shares beneficially owned by Mr. Lakshmi N. Mittal. Note that ordinary shares included in this item are included in “Other Public Shareholders” above.
4Note that ordinary shares included in this item are included in “Other Public Shareholders” above.

Aditya Mittal is the direct owner of 221,854 ArcelorMittal ordinary shares representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Aditya Mittal holds a total of 284,513 PSUs of which 82,584 may vest in 2023, 71,050 may vest in 2024, 56,977 may vest in 2025 and 73,902 may vest in 2026. As the vesting of PSUs is dependent on the Company's performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal ordinary shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Lakshmi N. Mittal and Mrs. Mittal and is CEO and non-independent director of ArcelorMittal. Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal ordinary shares, representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and Mrs. Mittal and a member of the Company’s Board of Directors.
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
On March 10, 2021, BlackRock, Inc. filed a Schedule 13G/A with the U.S. Securities and Exchange Commission stating that it beneficially owned 51,468,777 shares or 4.7% of ArcelorMittal’s issued shares as of February 28, 2021.
On January 19, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned 49,166,064 shares or 5.24% of ArcelorMittal’s issued shares as of January 18, 2022.
On February 4, 2022, BlackRock, Inc. filed a Schedule 13G/A with the U.S. Securities and Exchange Commission stating that it beneficially owned 52,460,418 shares or 5.3% of ArcelorMittal’s issued shares as of December 31, 2021.
On March 18, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned less than 5% of ArcelorMittal’s issued shares as of March 15, 2022.
On May 24, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned 5.27% of ArcelorMittal’s issued shares as of May 18, 2022.
On July 1, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned less than 5% of ArcelorMittal’s issued shares as of June 30, 2022.
On August 9, 2022, BlackRock, Inc. filed a Schedule 13G/A with the U.S. Securities and Exchange Commission stating that it beneficially owned 43,446,535 shares or 4.9% of ArcelorMittal’s issued shares as of July 31, 2022.

Management report
There were notifications from Société Générale SA on June 22, on November 12, 19 and 24, on December 18 and 30, 2020 and on January 4, 6 and 25, 2021 with a closing percentage on December 31, 2020 of 4.75% subsequently increasing to 5.18% on January 4, 2021 and decreasing to 4.79% on January 21, 2021.
There were notifications from Société Générale SA on January 4, 6 and 25, 2021, on March 8, 12, 25 and 31, 2021, on May 5 and 19, 2021, on June 7, 2021, on August 6 and 16, 2021, on September 6, 2021, on October 29, 2021, on November 10, 2021 and on December 1, 6 and 29 with a closing percentage on December 31, 2021 of 5.04%.
On January 26, 2022, there was a notification from Société Générale SA stating that it beneficially owned 44,777,728 shares or 4.88% of ArcelorMittal’s issued shares as of January 21, 2022. These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”. The notifications were published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities ("Transparency Law") in view of a shareholding notification going above or below the 5% voting rights threshold.
Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.
At December 31, 2022, 2,537 shareholders other than the Significant Shareholder, holding an aggregate of 13,779,277 ArcelorMittal ordinary shares, were registered in ArcelorMittal’s shareholder register, representing approximately 1.57% of the ordinary shares issued (including treasury shares).
At December 31, 2022, there were 162 registered shareholders holding an aggregate of 82,006,196 New York Registry Shares, representing approximately 9.34% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Registry Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.
At December 31, 2022, 462,560,552 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain, representing approximately 52.69% of the ordinary shares issued (including treasury shares).
Voting rights
Each share entitles the holder to one vote at the general meeting of shareholders, and no shareholder benefits from special voting rights. For more information relating to ArcelorMittal shares, see “Additional information—Memorandum and Articles of Association—Voting and information rights”.

Management share ownership
As of December 31, 2022, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (19 individuals) totaled 335,970 ArcelorMittal shares (excluding shares beneficially owned by the Significant Shareholder, Mr. Lakshmi N. Mittal) representing 0.04% of the total issued share capital of ArcelorMittal. Other than Mr. Lakshmi N. Mittal, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. See "—Major shareholders” for the beneficial share ownership of the Significant Shareholder, Mr. Aditya Mittal and Ms. Vanisha Mittal Bhatia.
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
See “Management and employees—Compensation” for a description of options, RSUs and PSUs held by members of ArcelorMittal’s senior management, including the Executive Chairman and CEO.

Management report
The following tables summarize outstanding PSUs and RSUs granted to the members of the Executive Office and Executive Officers of ArcelorMittal for the last five years.

	PSUs granted in 2022	PSUs granted in 2021	PSUs granted in 2020	PSUs granted in 2019	PSUs granted in 2018
Executive Office	141,564	109,143	148,422	172,517	134,861
Term (in years)	3	3	3	3	3
Vesting date[1]	January 1, 2026	January 1, 2025	January 1, 2024	January 1, 2023	January 1, 2022
1See “Management and employees—Compensation—Remuneration—Long-term incentives plans”, for vesting conditions.

	RSUs granted in December 2022	PSUs granted in December 2022	RSUs granted in December 2021	RSUs granted in May 2021	PSUs granted in 2021	RSUs granted in 2020		PSUs granted in 2019	PSUs granted in 2018
CFO and Other Executive Officers	41,500	113,900	32,400	25,000	89,200	15,169	24,900	100,500	76,550
Term (in years)	3	3	3	2	3	1	3	3	3
Vesting date[1]	December 13, 2025	January 1, 2026	December 16, 2024	May 7, 2023	January 1, 2025	December 14, 2021	December 14, 2023	January 1, 2023	January 1, 2022
1See note 8.3 to the consolidated financial statements, for vesting conditions.

See note 8.3 of the consolidated financial statements for a description of ArcelorMittal’s equity-settled share-based payments to certain employees, including stock options, RSUs and PSUs.
Related party transactions
ArcelorMittal engages in certain commercial and financial transactions with related parties, including associates and joint ventures of ArcelorMittal. Please refer to note 12 to the consolidated financial statements. Further information related to required disclosure of related party transactions under the Shareholders’ Rights Law of August 1, 2019 implementing the European Union's Shareholders' Rights Directive in Luxembourg (the "Shareholders' Rights Law") is included in “Memorandum and Articles of Association—Voting and information rights”.
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
The parties agreed to renew a limited number of services where expertise and bargaining power created value for each party. ArcelorMittal will continue to provide in 2023 (similar to

Management report
2022) certain services relating to areas including environmental and technical support.
In the area of research and development at the time of the spin-off, Aperam entered into a framework agreement with ArcelorMittal in 2011, and as amended in 2015 to establish a structure for future cooperation in relation to certain ongoing or new research and development programs. Currently, few but valuable research and development supports are implemented through this agreement. New exchanges about breakthrough technologies or possible technical developments interesting both companies were launched in 2020, 2021 and 2022 and are still ongoing.
In Europe, Aperam purchased most of its electricity and natural gas through energy supply contracts put in place for the period 2014-2020 through ArcelorMittal Energy SCA; the electricity contract has been renewed in 2022 and for 2023; the natural gas supplies have continued in 2022 and will continue in 2023 under same terms and conditions as specified in the initial contracts. In addition, ArcelorMittal Europe and Aperam are both party to a supply agreement under which the Company’s European operations will receive significant volumes of calcined products (e.g. lime and dolomitic lime) from a third party for use in steel production.
Regarding procurement, Aperam still relies on ArcelorMittal for supplies and services in relation to the negotiation of certain contracts with global or large regional suppliers. The Purchasing Services Agreement entered into for an initial term of two years until January 24, 2013 has been renewed and remains in force in relation to the following key categories: operating materials (only hot strip mill), refractory materials, spare parts, sea freight, industrial products and support services (excluding industrial services). The Purchasing Services Agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditures.
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
In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between ArcelorMittal Brasil and Aperam Inox América do Sul S.A., Aperam Inox Serviços Brasil Ltda., Aperam Inox Tubos Brasil Ltda. and Aperam Bioenergia Ltda. pursuant to which, ArcelorMittal Brasil continued to perform purchasing for the benefit of these Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties on a yearly basis.
Headquarters
ArcelorMittal Kirchberg Real Estate S.à r.l, Kennedy 2020 SAS, and Aperam Real Estate S.à r.l, which are subsidiaries of ArcelorMittal and Aperam, respectively, signed a land use right for a combined head office project in the Kirchberg district of Luxembourg city, Luxembourg with Fonds Kirchberg on March 7, 2019 which was amended on December 20, 2022. Following the signature of a share purchase agreement on October 12, 2022, the shares of Aperam Real Estate S.à r.l were sold by Aperam to Kennedy 2020 SAS. Aperam Real Estate S.à r.l became a wholly owned subsidiary of ArcelorMittal and was renamed into K22 S.à r.l on December 8, 2022.
Share Repurchase Agreement
The Significant Shareholder has entered into a share repurchase agreement with ArcelorMittal on February 12, 2021 (as amended from time to time), (the "Share Repurchase Agreement"), to sell each trading day on which ArcelorMittal has purchased shares under its 2021 share buyback programs (the "Programs") an equivalent number of shares, at the proportion of the then Significant Shareholder's stake in ArcelorMittal of issued and outstanding shares of ArcelorMittal, at the same price as the shares repurchased on the market. The effect of the Share Repurchase Agreement was to maintain the Significant Shareholder's voting rights in ArcelorMittal's issued share capital (net of treasury shares) at the then-current level, pursuant to the Programs.
On March 4, June 18, July 7, November 17 and December 29, 2021, ArcelorMittal announced the completion of five consecutive Programs under the authorization given by the annual general meetings of shareholders held on June 13, 2020 and June 8, 2021 (see "—Purchases of equity securities by the issuer and affiliated purchasers"). To maintain Significant Shareholder's current level of voting rights as per the Share Repurchase Agreement, in the context of the first, second, third, fourth and fifth Programs, the Company repurchased, 9.9 million, 6.5 million, 8.9 million, 24.5 million and 12.4 million shares, respectively, from the Significant Shareholder for $236 million, $207 million, $273 million, $799 million and $363 million, respectively.
On February 11, 2022, ArcelorMittal announced a new $1 billion share buyback program. To maintain Significant Shareholder's

Management report
current level of voting rights as per the Share Repurchase Agreement, the Company repurchased 525,177 shares from the Significant Shareholder for $16.2 million. On February 25, 2022, the Company announced the decision of the Significant Shareholder not to further participate to such program. Accordingly, the Share Repurchase Agreement was terminated with respect to this program.
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
Paying agents
The paying agent for shareholders who hold shares listed on the NYSE is Citibank and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, and Luxembourg Stock Exchange is ABN AMRO since March 29, 2021, date as from which it replaced BNP Paribas Securities Services.
New York Registry Shares
The Company does not have any American Depositary Receipts. As described under “Additional information—Memorandum and Articles of Association—Form and transfer of shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2022, 82,006,196 shares (or approximately 9.34% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Registry Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Registry Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2022, Citibank paid the Company $658,526 in respect of reimbursements of expenses incurred by the Company in 2022.
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
Following the achievement of the Group's net debt target, in February 2021, the Board has approved a new capital return

Management report
policy. According to this policy, the Board recommended a $0.30/share base dividend be paid in June 2021, subject to the approval of shareholders at the AGM.
On June 8, 2021 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.30 per share. The dividend amounted to $325 million ($312 million net of dividends paid to subsidiaries holding treasury shares) and was paid on June 15, 2021.
In February 2022, the Board of Directors recommended an increase of the base annual dividend to $0.38/share, from $0.30/share, to be paid in June 2022, subject to the approval of shareholders at the annual general meeting of shareholders in May 2022. On May 4, 2022 at the annual general meeting of shareholders, the shareholders approved the Company's proposed dividend of $0.38 per share. The dividend amounted to $332 million and was paid on June 10, 2022.
Purchases of equity securities by the issuer and affiliated purchasers
The annual general meeting of shareholders held on June 8, 2021 decided (a) to cancel with effect as of the date of the meeting the authorization granted to the Board of Directors by the annual general meeting of shareholders held on June 13, 2020 with respect to the share buy-back program, and (b) to authorize, effective immediately after the General Meeting, the Board of Directors, with the option to delegate to the corporate bodies of the other companies in the ArcelorMittal group in accordance with the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), to acquire and sell shares in the Company in accordance with the Law and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments.
On April 26, 2022, ArcelorMittal announced the completion of its $1 billion share buyback program announced on February 11, 2022 pursuant to an authorization by the annual general meeting of shareholders on June 8, 2021. At market close on April 25, 2022, ArcelorMittal had repurchased 31.8 million shares for a total value of €911 million (equivalent to $1 billion) at an average price per share of €28.68 (equivalent to $31.49).
The annual general meeting of shareholders held on May 4, 2022 (the “2022 AGM”) decided (a) to cancel with effect as of the date of the 2022 AGM the authorization granted to the Board of Directors by the general meeting of shareholders held on June 8, 2021 with respect to the share buy-back program (the "Authorization"), and (b) to authorize, effective immediately after the 2022 AGM, the Board of Directors, with the option to delegate to the corporate bodies of the other companies in the ArcelorMittal group in accordance with the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), to acquire and sell shares in the Company in accordance with the Law and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments.
On June 9, 2022, ArcelorMittal announced the completion of a second $1 billion share buyback program announced on May 5, 2022, pursuant to an authorization by the 2022 AGM. At market close on June 8, 2022, ArcelorMittal had repurchased 33.3 million shares for a total value of €943 million (equivalent to $1 billion) at an average price per share of €28.26 ($29.99).
On July 29, 2022, the Company announced a new share buyback program of 60.4 million shares (approximately $1.4 billion based on share price as of July 26, 2022) to be completed by the end of May 2023 (subject to market conditions) under the authorization given by the 2022 AGM. The Significant Shareholder has decided not to participate in the program consistent with the position announced on February 25, 2022.
As described in “Memorandum and Articles of Association”, the maximum number of shares that may be acquired does not in any event exceed 10% of the Company’s issued share capital. The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-272-1 of the Law.

Management report

Program[1]	2022	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares that may yet be purchased under the Plans or Programs (see above explanations)
First buyback program	February 1 - February 28	2,045,177	$30.74	2,045,177	29,706,783
First buyback program	March 1 - March 31	16,220,619	$31.23	16,220,619	13,486,164
First buyback program	April 1 - April 30	13,486,164	$31.93	13,486,164	—
Second buyback program	May 1 - May 31	26,503,910	$29.37	26,503,910	6,845,687
Second buyback program	June 1 - June 30	6,845,687	$32.36	6,845,687	—
Third buyback program	August 1 - August 31	20,680,050	$24.18	20,680,050	39,751,330
Third buyback program	September 1 - September 30	10,369,843	$20.65	10,369,843	29,381,487
Third buyback program	October 1 - October 31	8,708,838	$21.56	8,708,838	20,672,649
Third buyback program	November 1 - November 30	1,567,708	$22.31	1,567,708	19,104,941
Third buyback program	December 1 - December 31	—	$—	—	19,104,941
1.Commencement of first, second and third buyback programs was announced on February 11, 2022, May 5, 2022 and July 29, 2022, respectively, for an aggregate amount of $1 billion, $1 billion, and $1.4 billion, respectively, and the completion of first and second buyback programs was announced on April 26, 2022 and June 9, 2022, respectively. As of December 31, 2022, the third buy program was not yet completed.

Share capital
As of December 31, 2022, the Company’s issued share capital amounted to approximately $312 million, represented by 877,809,772 ordinary shares without nominal value. The Company's issued share capital changed as described below in 2021 and 2022.
Out of the total of 877,809,772 shares in issue, 72,471,843 shares were held in treasury by ArcelorMittal at December 31, 2022, representing 8.26% of its issued share capital.
The Company’s authorized share capital, including the issued share capital, was $404 million represented by 1,136,418,599 ordinary shares without nominal value as of December 31, 2022. The Company's authorized share capital changed as described below in 2020, 2021 and 2022.
On May 14, 2020, the Company completed an offering of ordinary shares, without nominal value for $750 million at a price of $9.27 per share; and on May 18, 2020, the Company completed an offering of mandatorily convertible subordinated notes ("MCNs") for $1,250 million, respectively (see note 11.2 to the consolidated financial statements). At the closing of the offering of ordinary shares, the Company issued 80,906,149 fully paid up shares. Accordingly, the share capital and aggregate number of shares issued and fully paid up increased to $393 million represented by 1,102,809,772 ordinary shares without nominal value. Subsequently, on December 15, 2020, ArcelorMittal signed separate, privately negotiated agreements with certain MCN holders to exchange $247 million in aggregate principal amount of MCNs for an aggregate of 22,653,933 shares. See note 11.2 to the consolidated financial statements.
On June 13, 2020, at the EGM of ArcelorMittal shareholders, the shareholders approved an increase of the Company's authorized share capital to $485 million represented by 1,361,418,599 ordinary shares without nominal value. The increase was needed to deliver the necessary ordinary shares upon conversion of the MCNs, which were on the basis of the conversion ratio when issued on May 18, 2020, mandatorily convertible into up to 134,843,500 ordinary shares of the Company and for the Company to have adequate flexibility going forward, whilst taking into account the issue of 80,906,149 ordinary shares in an offering which closed on May 14, 2020. In addition, the EGM of ArcelorMittal shareholders held on June 13, 2020 authorized the Board of Directors, during a period of five years from the date of the EGM meeting, i) to issue additional ordinary shares in the Company within the limit of the authorized share capital and ii) to limit or suspend the preferential subscription rights of existing shareholders in the event of any increase in the issued share capital up to and including the share capital. For more information, see note 11 to the consolidated financial statements.
In line with the authorization granted by the EGM of ArcelorMittal shareholders held on June 8, 2021 and May 4, 2022, the Board of Directors has decided to keep the number of treasury shares within appropriate levels to cancel:

Management report
(i) on August 4, 2021, 70 million treasury shares. As a result of this cancellation, ArcelorMittal had 1,032,809,772 shares in issue (compared to 1,102,809,772 before the cancellation);
(ii) on September 22, 2021, 50 million treasury shares. As a result of this cancellation, ArcelorMittal had 982,809,772 shares in issue (compared to 1,032,809,772 before cancellation);
(iii) on January 14, 2022, 45 million treasury shares. As a result of this cancellation, ArcelorMittal had 937,809,772 shares in issue (compared to 982,809,772 before cancellation); and
(iv) on May 18, 2022, 60 million treasury shares. As a result of this cancellation, ArcelorMittal has 877,809,772 shares in issue (compared to 937,809,772 before cancellation).
The first two cancellations took into account the $2.2 billion share buyback program announced on July 29, 2021, which completed on November 16, 2021, whereas the third cancellation took into account the $1 billion share buyback program announced on November 17, 2021, which completed on December 28, 2021. The fourth cancellation took into account the $1 billion share buyback program announced on May 5, 2022, which completed on June 8, 2022.
Over the years, ArcelorMittal has issued equity-settled share-based payments to certain employees, including stock options, restricted share units and performance share units. See note 8.3 to the consolidated financial statements.

Management report
Additional information
Memorandum and Articles of Association
Below is a summary of ArcelorMittal’s Articles of Association. The full text of the Company’s Articles of Association is also available on www.arcelormittal.com under “Investors-Corporate Governance-Current-Articles of Association” and as filed under Exhibit 1.1 to this annual report on Form 20-F .
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
In accordance with Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder and the number of shares held by such shareholder in the shareholders’ register. Each transfer of shares is made by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, dated and signed by the transferor and the transferee or by their duly appointed agent. ArcelorMittal may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of such agreement is provided to ArcelorMittal.
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
Since March 2009, ArcelorMittal had used the services of BNP Paribas Securities Services to assist it with certain administrative tasks relating to the day-to-day administrative management of the shareholders’ register. However, on March 29, 2021, the Company replaced BNP Paribas Securities Services with ABN AMRO. The Company maintains a New York shareholders' register with Citibank, N.A. (located at 388 Greenwich Street, New York, New York 10013) for its New York Registry Shares that trade on the NYSE with underlying positions held in Euroclear. As of December 31, 2022, 82,006,196 shares (or approximately 9.34% of ArcelorMittal's total issued shares) were New York Registry Shares.
The law of April 6, 2013 concerning dematerialized securities allows Luxembourg issuers to opt for the full dematerialization of shares. The EGM of ArcelorMittal shareholders held on May 10, 2017 authorized and empowered the Board of Directors to give effect to such dematerialization and to determine its effective date, following which new shares in the Company may only be issued in dematerialized form (the “Effective Date”). Notice of the compulsory dematerialization will be given in accordance with Article 6.9 (i) of the Articles of Association. As from the

Management report
Effective Date, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. It would then no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently the case. As of December 31, 2022, notice of the Effective Date has not been given.
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
The EGM may not validly deliberate unless at least half of the share capital is present or represented upon the first call. If the quorum is not met, the meeting may be reconvened as described in “General meeting of shareholders” below. The second meeting will be held regardless of the proportion of share capital represented. At both meetings, resolutions, in order to be adopted, must be carried by at least two-thirds of the votes cast.
Articles 5.1 and 5.2 of the Articles of Association of the Company were amended to reflect the issued share capital decrease described above in "Shareholders and markets–Share capital". for the financial year ending on December 31, 2022. Such amendments to the Articles of Association were filed with the Luxembourg Register of Commerce and Companies on February 7, 2022 and June 17, 2022, respectively.
Preemptive rights
Unless limited or canceled by the Board of Directors as described below or by an EGM, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).
The Articles of Association provide that preemptive rights may be limited or canceled by the Board of Directors in the event of an increase in the Company’s issued share capital until the date being five years from the date of publication in the Luxembourg legal gazette (Recueil électronique des sociétés et associations) (“RESA”) of the relevant meeting minutes, which publication occurred on June 17, 2020 with respect to the minutes of the EGM held on June 13, 2020. This power of the Board of
Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years each.
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
•only fully paid-up shares may be repurchased. At December 31, 2022, all of ArcelorMittal’s issued ordinary shares were fully paid-up; and
•the acquisition offer is made on the same terms and conditions to all the shareholders who are in the same position, it being noted however that listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to the shareholders.
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
The annual general meeting of shareholders held on May 4, 2022 (the “2022 AGM”) decided (a) to cancel with effect as of the date of the 2022 AGM the authorization granted to the Board of Directors by the general meeting of shareholders held on June 8, 2021 with respect to the share buy-back program (the "Authorization"), and (b) to authorize, effective immediately after the 2022 AGM, the Board of Directors, with the option to delegate to the corporate bodies of the other companies in the ArcelorMittal group in accordance with the Luxembourg law of August 10, 1915 on commercial companies, as amended (the

Management report
“Law”), to acquire and sell shares in the Company in accordance with the Law and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments.
Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (the "MAR Regulation"), Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures and Luxembourg law of December 23, 2016 on market abuse implementing the MAR Regulation.
Such transactions may be carried out at any time, including during a tender offer period, subject to applicable laws and regulations including Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act.
The Authorization is valid until the end of the annual general meeting of shareholders to be held in 2023 (the "2023 AGM") or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the 2023 AGM.
The maximum number of shares that may be acquired under the Authorization may not in any event exceed 10% of the Company’s issued share capital. The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-2 of the Law. The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the Euronext markets where the Company is listed or the Luxembourg Stock Exchange, depending on the market on which the purchases are made. For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during 30 consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction. The total amount allocated for the Company’s share repurchase program may not in any event exceed the amount of the Company’s then available equity.
Capital reduction
The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where, at first call, at least 50% of the issued share capital is required to be represented, with no quorum being required at a reconvened meeting.
The extraordinary general meeting of shareholders held on May 4, 2022 decided to authorize the Board of Directors, for a period of three years (i) to cancel all the shares repurchased by the Company under its share buyback programs up to a maximum of 120 million shares and to consequently reduce the issued share capital of the Company and the authorized share capital of the Company by an amount corresponding to the product of the number of treasury shares cancelled multiplied by thirty-six US dollar cents (USD 0.36), being the par value of the shares in the Company - and (ii) to consequentially amend articles 5.1 and 5.2 of the articles of association of the Company to reflect the above cancellations and reductions of the issued and authorized share capital of the Company, (iii) to reduce or cancel the relevant reserves constituted under applicable law in relation thereto and (iv) to instruct and delegate power to and authorize the Board of Directors or its delegate(s) to implement the cancellation of the number of treasury shares determined by the Board of Directors and the corresponding reduction of share capital and related matters in one or more installments as deemed fit by the Board of Directors, to cause the share capital reductions and cancellations of the treasury shares and the consequential amendment of the Articles to be recorded by way of one or more notarial deeds, and generally to take any steps, actions or formalities as appropriate or useful to implement this decision of the extraordinary general meeting.
Please refer to the section on “Shareholder and markets - Share capital” for the details on the latest share capital reductions.
General meeting of shareholders
The shareholders’ rights law of May 24, 2011, which transposes into Luxembourg law Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 (on the exercise of certain rights of shareholders in listed companies) of July 14, 2007 came into force on July 1, 2011 was amended by the law of August 1, 2019 which entered into force on August 1, 2019 amending the law of May 24, 2011 on the exercise of certain rights of shareholders and transposing Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 (the “Shareholders' Rights Law”) and includes provisions

Management report
relating to general meetings of shareholders, as discussed below.
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

Management report
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
The Shareholders’ Rights Law provides that a company’s articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items. Although the Articles of Association do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the May 4, 2022 general meetings, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice and were also provided the opportunity for a virtual Q&A session.
Given the COVID-19 pandemic outbreak and related limitation on travel and large gatherings, the Board of Directors decided to hold the May 4, 2022 general meetings without a physical presence, as permitted by Luxembourg law at that time. In view thereof, arrangements were made to provide the shareholders the opportunity to vote electronically, and by proxy voting as set out in the convening notice.
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

Management report
(b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;
The remuneration of the Directors is determined each year by the annual general meeting of shareholders subject to Article 17 of the Articles of Association. The annual shareholders meeting of the Company decides on the directors’ remuneration. The Executive Chairman is not remunerated for his membership on the Board of Directors. The remuneration of the Executive Chairman is determined by the Board’s ARCG Committee, which consists solely of independent directors. For more information, see “Management and employees—Compensation”.
Pursuant to the Shareholders’ Rights Law, the shareholders must be informed in detail of the remuneration of the members of the Company's Board of Directors and its CEO and the company's remuneration policy. Companies must prepare a management remuneration policy describing all components, criteria, methods and modalities applied to determine the fixed and variable remuneration of such persons. Such remuneration policy must contribute to the Company' business strategy and long-term interests. It must be resubmitted to an advisory vote at the general meeting of shareholders for approval each time there is a significant change thereto and at least every four years. In addition, companies must prepare a remuneration report for the annual general meeting on the remuneration and benefits granted to directors, and such remuneration report is required to be submitted for an advisory vote at the general meeting of shareholders each year.
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

Management report
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
Liquidation
In the event of the liquidation, dissolution or winding-up of ArcelorMittal, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to liquidate, dissolve or wind-up the Company requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at first call at least 50% of the share capital is represented, with no quorum being required at a reconvened meeting. Irrespective of whether the liquidation is subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, it requires the approval of at least two-thirds of the votes cast at the extraordinary general meeting of shareholders.
Mandatory bid—squeeze-out right—sell-out right
Mandatory bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids, as amended from time to time (the “Takeover Law”), provides that, if a person acting alone or in concert acquires securities of ArcelorMittal which, when added to any existing holdings of ArcelorMittal securities, give such person voting rights representing at least one third of all of the voting rights attached to the issued shares in ArcelorMittal, this person is obliged to make an offer for the remaining shares in ArcelorMittal. In a mandatory bid situation the “fair price” is in principle considered to be the highest price paid by the offeror or a person acting in concert with the offeror for the securities during the 12–month period preceding the mandatory bid.
ArcelorMittal’s Articles of Association provide that any person who acquires shares giving them 25% or more of the total voting rights of ArcelorMittal must make or cause to be made, in each country where ArcelorMittal’s securities are admitted to trading on a regulated or other market and in each of the countries in which ArcelorMittal has made a public offering of its shares, an unconditional public offer of acquisition for cash to all shareholders for all of their shares and also to all holders of securities giving access to capital or linked to capital or whose rights are dependent on the profits of ArcelorMittal. The price offered must be fair and equitable and must be based on a report drawn up by a leading international financial institution nominated by the Company.
Squeeze-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be presumed a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of the ArcelorMittal shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is presumed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.
Sell-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds

Management report
securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be presumed “fair” in the sell-out proceedings if the offeror acquired at least 90% of the ArcelorMittal shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is presumed to be a fair price. The consideration paid in the sell-out proceedings must take the form of cash or liquid securities. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.
Disclosure of significant ownership in ArcelorMittal shares
Holders of ArcelorMittal shares and derivatives or other financial instruments linked to ArcelorMittal shares may be subject to the notification obligations of the Luxembourg law of January 11, 2008, as last amended by the law dated February 27, 2018, on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Law”). The following description summarizes these obligations. ArcelorMittal shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.
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
The sanction of suspension of voting rights automatically applies, subject to limited exceptions set out in the Transparency Law to any shareholder (or group of shareholders) who has (or have) crossed the thresholds set out in article 7 of the Articles of Association and articles 8 to 15 of the Transparency Law but have not notified the Company accordingly. The sanction of suspension of voting rights will apply until such time as the notification has been properly made by the relevant shareholder(s).
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

Management report
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
Disclosure of insider dealing transactions
Members of the Board of Directors and the members of the Executive Office, Executive Officers and other executives fulfilling senior management responsibilities within ArcelorMittal and falling with the definition of “Persons Discharging Senior Managerial Responsibilities” set out below and persons closely associated with them must disclose to the CSSF and to ArcelorMittal all transactions relating to shares or debt instruments of ArcelorMittal or derivatives or other financial instruments linked to any shares or debt instruments of ArcelorMittal (together the “Financial Instruments”) conducted by them or for their account.
Such notifications shall be made promptly and not later than three business days after the date of the transaction.
“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors, and the Executive Office, the Executive Officers, and other executives occupying a high level management position with regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy (see “Management and employees— Directors and senior management" for a description of senior management). Persons closely associated with them include their respective family members.
Both information on trading in Financial Instruments by “Persons Discharging Senior Managerial Responsibilities” and ArcelorMittal’s Insider Dealing Regulations are available on www.arcelormittal.com under “Investors—Corporate Governance—Share Transactions by Management”. For more information, see “Management and employees—Directors and senior management”.
In 2022, ten notifications were received by ArcelorMittal from such persons and filed with the CSSF.
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
Limitation of directors’ liability/indemnification of Directors and the members of the Executive Office
The Articles of Association provide that ArcelorMittal will, to the broadest extent permitted by Luxembourg law, indemnify every director and member of the Executive Office as well as every former director or member of the Executive Office for fees, costs and expenses reasonably incurred in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the Executive Office.

Management report
The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense, or if it is ultimately determined that the director or members of the Executive Office has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of ArcelorMittal.
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
The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2022.
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

Management report
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
Non-compete
For so long as the MoU Group holds and controls at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Executive Office, the MoU Group and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT ISPAT Indo.
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
With regard to articles 11(1)(a) and (c) of the Takeover Law, the Company has issued a single category of shares (ordinary shares), and the Company’s shareholding structure showing each shareholder owning 5% or more of the Company’s share capital is available elsewhere in this report and on www.arcelormittal.com under Investors, Corporate Governance, Shareholding Structure, where the shareholding structure chart is updated monthly.
With regard to article 11(1)(b) of the Takeover Law, the ordinary shares issued by the Company are listed on various stock exchanges including NYSE and are freely transferable.
With regard to article 11(1)(d) of the Takeover Law, each ordinary share of the Company gives right to one vote, as set out in article 13.6 of the Articles of Association, and there are no special control rights attaching to the shares. Article 8 of the Articles of Association provides that the Mittal Shareholder (Mr Lakshmi N. Mittal, Mrs Usha Mittal or any of their heirs or successors acting directly or indirectly and/or the trust or trusts of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and/or their heirs or successors are the beneficiaries, hold or control ArcelorMittal shares or any other entity controlled, directly or indirectly, by either of them) may, at its discretion, exercise the right of proportional representation and nominate candidates for appointment to the Board of Directors (defined as “Mittal Shareholder Nominees”). The Mittal Shareholder has not, to date, exercised that right.
Articles 11(1)(e) and (f) of the Takeover Law are not applicable to the Company. However, the sanction of suspension of voting rights automatically applies, subject to limited exceptions set out in the Transparency Law (as defined above), to any shareholder (or group of shareholders) who has (or have) crossed the thresholds set out in article 7 of the Articles of Association and articles 8 to 15 of the Transparency Law but have not notified the Company accordingly. The sanction of suspension of voting rights will apply until such time as the notification has been properly made by the relevant shareholder(s).
Article 11(1)(g) of the Takeover Law is not applicable to the Company.
With regard to article 11(1)(h) of the Takeover Law, the Articles of Association provide that the directors are elected at the annual general meeting of shareholders for a term that may not exceed three years, and may be re-elected. The rules governing amendments to the Articles of Association are described elsewhere in this report and are set out in article 19 of the Articles of Association.
With regard to article 11(1)(i) of the Takeover Law, in the 2022 AGM the Board of Directors were granted a new share buy-back authorization whereby the Board of Directors may authorize the acquisition or sale of Company shares including, but not limited to, entering into off-market and over-the-counter transactions and the acquisition of shares through derivative financial instruments. Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with the Luxembourg law of December 23, 2016 on market abuse, Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures and may be carried out by all means, on or off-market, including by a public offer to buy-back shares, or by the use of derivatives or option strategies. The fraction of the capital acquired or transferred in the form of a block of shares may

Management report
amount to the entire program. Such transactions may be carried out at any time, including during a tender offer period, in accordance with applicable laws and regulations, including Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act. The authorization is valid until the 2023 AGM, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2023 AGM. Details relating to the repurchase of shares, as approved by the 2022 AGM can be found under "—Memorandum and Articles of Association - Repurchase of shares".
Articles 11(1)(j) and (k) of the Takeover Law are not applicable to the Company.
Taxation
United States taxation
The following discussion is a summary of the material U.S. federal income tax consequences that are likely to be relevant to U.S. Holders (as defined below) in respect of the ownership and disposition of ArcelorMittal common shares (hereinafter the “ArcelorMittal shares”) that are held as capital assets (such as for investment purposes). This summary does not purport to address all material tax consequences that may be relevant to a particular U.S. Holder. This summary also does not take into account the specific circumstances of particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for any U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of the total combined voting power or value of ArcelorMittal’s shares, investors that hold ArcelorMittal shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), all as in effect on the date hereof, and the income tax treaty between the United States and Luxembourg dated December 20, 2000 (as amended by any subsequent protocols) (the “Treaty”). Those authorities are subject to change (possibly with retroactive effect) or to differing interpretations.
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

Management report
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
Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2021 and 2022 taxable years, and ArcelorMittal does not expect to be a PFIC for its 2023 taxable year. See “—Passive foreign investment company ("PFIC") status”.
U.S. Holders of ArcelorMittal shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in light of their own particular circumstances.
Subject to generally applicable limitations and conditions, Luxembourg dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS, and any Luxembourg tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the Luxembourg tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Luxembourg tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Luxembourg dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Luxembourg tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
(b) Taxation of sales, exchanges, or other dispositions of ArcelorMittal shares
Sales or other taxable dispositions by U.S. Holders of ArcelorMittal shares generally will give rise to gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in such ArcelorMittal shares, as determined in U.S. dollar. A U.S. Holder generally will have an initial tax basis in each ArcelorMittal share equal to its U.S. dollar cost to the U.S. Holder.
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
Passive foreign investment company (“PFIC”) status
Special U.S. federal income tax rules apply to U.S. Holders owning stock of a PFIC. ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2021 and 2022 taxable years, and ArcelorMittal does not expect to be a PFIC for its 2023 taxable year. This conclusion is based upon an annual analysis of its financial position and an interpretation of the PFIC provisions that ArcelorMittal believes is correct. No assurances can be made, however, that the applicable tax law or relevant factual circumstances will not change in a manner that affects the determination of ArcelorMittal’s PFIC status. If, contrary to the foregoing, ArcelorMittal were classified as a PFIC, a U.S. Holder of ArcelorMittal shares would be subject to an increased tax liability upon the gain realized on a sale or other disposition of ArcelorMittal shares and upon the receipt of certain distributions treated as “excess distributions”. Any gain realized would not be treated as a capital gain but would be treated as if the U.S. Holder had realized its gain and certain “excess distributions”, as applicable, ratably over its holding period for ArcelorMittal shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such

Management report
year. If ArcelorMittal were a PFIC and its shares constitute “marketable stock”, a U.S. Holder may elect to instead be taxed annually on a mark-to-market basis with respect to its ArcelorMittal shares and would not be subject to the PFIC rules described above. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to ArcelorMittal including the availability and consequences of a mark-to-market election with respect to their shares of ArcelorMittal.
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
This summary does not purport to address all material tax considerations that may be relevant to a holder or prospective holder of ArcelorMittal shares. This summary also does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules, including dealers in securities, financial institutions, insurance companies, investment funds.
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

Management report
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
Luxembourg resident corporate holders
For Luxembourg companies, which do not benefit from a special tax regime, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 7%) for Luxembourg companies with registered office in Luxembourg City is 24.94% in 2022. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.
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

Management report
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
Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2022. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2022 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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

Management report
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
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2022.
On June 30, 2022, ArcelorMittal completed the acquisition of ArcelorMittal Texas HBI. Management acknowledges that it is responsible for establishing and maintaining a system of internal controls over financial reporting for ArcelorMittal Texas HBI. ArcelorMittal is in the process of integrating ArcelorMittal Texas HBI and accordingly a number of processes and controls will be changed. In accordance with SEC staff guidance permitting a company to exclude an acquired business from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, ArcelorMittal excluded ArcelorMittal Texas HBI from its assessment of the effectiveness of internal controls over financial reporting as of December 31, 2022. ArcelorMittal Texas HBI represents 1.2% of the Company’s total assets as of December 31, 2022, and less than 1% of the Company’s sales and consolidated net income for the year ended December 31, 2022. The transaction has neither materially affected nor is expected to materially affect ArcelorMittal’s internal control over financial reporting. The Company expects its internal control system to be fully implemented at ArcelorMittal Texas HBI during 2023 and accordingly to evaluate it for effectiveness at that time.
The effectiveness of management’s internal control over financial reporting as of December 31, 2022 has been audited by the Company’s independent registered public accounting firm, Ernst & Young S.A., and their report as of March 8, 2023 below expresses an unqualified opinion on the Company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected or are reasonably likely to have materially affected the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of ArcelorMittal
Opinion on Internal Control Over Financial Reporting
We have audited ArcelorMittal and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria). In our opinion, ArcelorMittal and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
As indicated in the accompanying Management’s report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ArcelorMittal Texas HBI LLC, which was acquired by the Company on June 30, 2022 and which is included in the 2022 consolidated financial statements of the Company and constituted 1.2% of total assets as of December 31, 2022 and less than 1% and 1% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of ArcelorMittal Texas HBI LLC.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2022 and our report dated March 8, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé

Luxembourg, Grand Duchy of Luxembourg
March 8, 2023

Management report
Principal accountant fees and services
Ernst & Young S.A. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2022 and Deloitte Audit S.à r.l. was the principal independent registered public accounting firm for ArcelorMittal for the fiscal year ended December 31, 2021. Set forth below is a breakdown of fees for services rendered in 2022 and 2021 by the respective principal auditor.
Audit Fees. Audit fees in 2022 and 2021 included $21.1 million and $25.8 million, respectively, for the audits of financial statements, and $0.1 million and $0.3 million in 2022 and 2021, respectively, for regulatory filings.
Audit-Related Fees. Audit-related fees in 2022 and 2021 were $0.9 million and $0.5 million, respectively. Audit-related fees include fees for agreed upon procedures for various transactions or reports.
Tax Fees. Fees relating to tax planning, advice and compliance in 2022 and 2021 were $0.3 million and $0.2 million, respectively.
All Other Fees. Fees in 2022 and 2021 for all other services were $0.25 million and $0.05 million, respectively. All other fees relate to services not included in the first three categories.
The Audit & Risk Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2022 within its scope, prior to commencement of the engagements. None of the services provided in 2022 were approved under the de minimis exception allowed under the Exchange Act.
The Audit & Risk Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit & Risk Committee has delegated pre-approval powers on a case-by-case basis to the Audit & Risk Committee Chairman, for instances where the Committee is not in session and the preapproved services are reviewed in the subsequent Committee meeting.

Management report
Glossary - definitions, terminology and principal subsidiaries
Definitions and terminology
Unless indicated otherwise, or the context otherwise requires, references herein to “ArcelorMittal”, “we”, “us”, “our”, “ArcelorMittal Group”, “Group” and the “Company” or similar terms are to ArcelorMittal S.A. consolidated with its subsidiaries. References to “ArcelorMittal S.A.”, “ArcelorMittal parent” or “parent of ArcelorMittal” are to ArcelorMittal S.A., formerly known as Mittal Steel Company N.V. (“Mittal Steel”), having its registered office at 24-26, Boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg. ArcelorMittal’s principal operating subsidiaries, categorized by reporting segment and location, are listed below.
For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below are used where applicable.

Name of Subsidiary	Abbreviation	Country
NAFTA
ArcelorMittal Dofasco G.P.	ArcelorMittal Dofasco	Canada
ArcelorMittal México S.A. de C.V.	ArcelorMittal Mexico	Mexico
ArcelorMittal Long Products Canada G.P.	ArcelorMittal Long Products Canada	Canada
ArcelorMittal Texas HBI LLC	ArcelorMittal Texas HBI	United States of America

Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina

Europe
ArcelorMittal France S.A.S.	ArcelorMittal France	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P.	ArcelorMittal Mines and Infrastructure Canada ("AMMC")	Canada
ArcelorMittal Liberia Ltd.	ArcelorMittal Liberia	Liberia

Management report
In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to abbreviations or terms shown below have the following definitions:

ARS	Argentine Peso, the official currency of Argentina	INR	Indian rupee, the official currency of India
Articles of Association	the amended and restated articles of association of ArcelorMittal, dated May 18, 2022 filed as Exhibit 1.1 hereto	Iron pellets	agglomerated ultra-fine iron ore particles of a size and quality suitable for use in steel-making processes
AUD$ or AUD	Australian dollars, the official currency of Australia	Kilometers	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or 1000 in meters, each of which equals approximately 3.28 feet
Brownfield project	the expansion of an existing operation	KZT	the Kazakhstani tenge, the official currency of Kazakhstan
C$ or CAD	Canadian dollars, the official currency of Canada	Metallurgical coal	a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection (“PCI”) process
Executive Office	the Executive Chairman, Mr. Lakshmi N. Mittal and Chief Executive Officer, Mr. Aditya Mittal	PLN	Polish złoty, the official currency of Poland
CIS	the countries of the Commonwealth of Independent States	Production capacity	the annual production capacity of plant and equipment based on existing technical parameters as estimated by management
CNY	Chinese yuan, the official currency of China	Ps or MXN	the Mexican peso, the official currency of the United Mexican States
Coking coal	coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process	Real, reais or R$	Brazilian reais, the official currency of Brazil
Crude steel	the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters	ROM	run of mine - mined iron ore or coal to be fed to a preparation and/or concentration process
Downstream	finishing operations: flat products - the process after the production of hot-rolled coil/plates, and long products - the process after the production of blooms/billets (including production of bars, wire rods, SBQ, etc.)	Sales	include shipping and handling fees and costs billed to a customer in a sales transaction
DMTU or dmtu	dry metric tonne unit	SBQ	special bar quality steel, a high-quality long product
DRI	direct reduced iron, a metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production	Significant Shareholder	a trust (HSBC Trustee (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries
Energy coal	coal used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal	UAH	Ukrainian hryvnia, the official currency of Ukraine
Euro, euros, EUR or €	the official currency of the European Union (“EU”) member states participating in the European Monetary Union	US$, $, dollars, USD or U.S. dollar	United States dollar, the official currency of the United States
Sinter	a metallic input used in the blast furnace steel-making process, which aggregates fines, binder and other materials into a coherent mass by heating without melting	Upstream	operations that precede downstream steel-making, coking coal, coke, sinter, DRI, blast furnace, basic oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill
Spanish Stock Exchanges	the stock exchanges of Madrid, Barcelona, Bilbao and Valencia	Wet recoverable	a quantity of iron ore or coal recovered after the material from the mine has gone through a preparation and/or concentration process excluding drying
Steel products	finished and semi-finished steel products, and exclude raw materials (including those described under “upstream” below), direct reduced iron (“DRI”), hot metal, coke, etc.	ZAR	South African rand, the official currency of the Republic of South Africa
Tons, net tons or ST
short tons are used in measurements involving steel products as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a short ton is equal to 907.2 kilograms or 2,000 pounds)
		Metric Tonnes or MT	metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds)

Management report

Executive Officers	those executives of the Company who are supporting the Executive Office and jointly with the Executive Office represent the senior management of the Company	Probable mineral reserve	is the economically mineable part of an indicated and, in some cases, a measured mineral resource.
EAF	Electric arc furnaces are used to produce steel from scrap melted using electricity, in contrast to the cast iron sector (blast furnace – converter) where it is produced from iron ore.	Mineral resource	is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
GMB	the Group Management Board, the former senior management body which was replaced by the CEO Office subsequently renamed Executive Office. The Executive Office, supported by seven Executive Officers, makes up the Company’s senior management	Measured mineral resource	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
Greenfield project	the development of a new project	Indicated mineral resource	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
Green steel	steel products subject to auditor verified certification of the CO2 savings achieved	Inferred mineral resource	is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
Mineral reserve	is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Proven mineral reserve	is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

EXHIBITS
EXHIBIT INDEX

Exhibit	Description
Number

1.1	Amended and Restated Articles of Association of ArcelorMittal dated May 18, 2022 available at Exhibit 1.1
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of ArcelorMittal and its subsidiaries on a consolidated basis. ArcelorMittal hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of ArcelorMittal or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2	Description of ArcelorMittal securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.2)
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

4.4*
Supplemental Terms for 2018-2019 to the GMB PSU Plan effective May 9, 2018 (filed as Exhibit 4.13 to the annual report on Form 20-F filed on February 25, 2019) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit413.htm.

4.5*
Supplemental Terms for 2018-2019 to the ArcelorMittal Equity Incentive Plan effective May 9, 2018 'filed as Exhibit 4.14 to the annual report on Form 20-F filed on February 25, 2019) and available at http://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/a2018exhibit414.htm.

4.6*
Supplemental Terms for 2019-2020 Group Management Board Performance Share Units Plan effective December 12, 2019 'filed as Exhibit 4.14 to the annual report on Form 20-F filed on March 3, 2020) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342920000004/a2019exhibit414.htm

4.7*
Supplemental Terms for 2019-2020 Performance Share Units effective December 12, 2019 'filed as Exhibit 4.15 to the annual report on Form 20-F filed on March 3, 2020) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342920000004/a2019exhibit415.htm.

4.8*
Supplemental Terms for 2020-2021 Group Management Board Performance Share Units Plan effective December 12, 2020 'filed as Exhibit 4.13 to the annual report on Form 20-F filed on March 8, 2021) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342921000004/a2020exhibit413.htm

4.9*
Supplemental Terms for 2020-2021 Restricted Share Units and Performance Share Units effective December 12, 2020 (filed as Exhibit 4.14 to the annual report on Form 20-F filed on March 8, 2021) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342921000004/a2020exhibit414.htm

4.10*
Supplemental Terms for 2021-2022 Group Management Board Performance Share Units Plan effective June 8, 2021 (filed as Exhibit 4.13 to the annual report on Form 20-F filed on March 11, 2022) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342922000009/a2021exhibit413.htm

4.11*
Supplemental Terms for 2021-2022 Restricted Share Units and Performance Share Units effective June 8, 2021 (filed as Exhibit 4.14 to the annual report on Form 20-F filed on March 11, 2022) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342922000009/a2021exhibit414.htm

4.12*
Restricted Share Units and Performance Share Units Plan effective June 8, 2021 (filed as Exhibit 4.15 to the annual report on Form 20-F filed on March 11, 2022) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342922000009/a2021exhibit415.htm

4.13	Supplemental Terms for 2022-2023 Group Management Board Performance Share Units Plan effective May 04, 2022 and filed as Exhibit 4.13
4.14	Supplemental Terms for 2022-2023 Restricted Share Units and Performance Share Units effective May 04, 2022 and filed as Exhibit 4.14
8.1	List of Significant Subsidiaries available at Exhibit 8.1.
12.1	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act and available at Exhibit 12.1.
13.1
Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code and available at Exhibit 13.1.

15.1	Consent of Ernst and Young S.A. available and at Exhibit 15.1.
15.2	Consent of Deloitte Audit S.à r.l. available and at Exhibit 15.2

15.3	Mining consents for ArcelorMittal Mining Canada G.P. and available at Exhibit 15.3
15.4	Mining consents for Baffinland and available at Exhibit 15.4
15.5	Mining consent for Bosnia and available at Exhibit 15.5
15.6	Mining consents for Brazil and available at Exhibit 15.6
15.7	Mining consent for India and available at Exhibit 15.7
15.8	Mining consent for Kazakhstan iron ore and available at Exhibit 15.8
15.9	Mining consent for Kazakhstan coal and available at Exhibit 15.9
15.10	Mining consent for Liberia and available at Exhibit 15.10
15.11	Mining consents for Mexico (excluding Peña Colorada) and available at Exhibit 15.11
15.12	Mining consent for Peña Colorada and available at Exhibit 15.12
15.13	Mining consent for South Africa and available at Exhibit 15.13
15.14	Mining consents for Ukraine iron ore operations and available at Exhibit 15.14
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

*    Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: March 8, 2023

Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of ArcelorMittal and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of operations, other comprehensive income, changes in equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) and our report dated March 8, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Report of Independent Registered Public Accounting Firm

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

Description of the Matter
The goodwill balance as of December 31, 2022 was $3,767 million. There was no impairment of goodwill recorded for the year ended December 31, 2022. The property, plant and equipment (“PP&E”) and intangible assets balances of the Company as of December 31, 2022 were $30,167 million and $1,136 million, respectively. There was an impairment charge of $1,026 million in respect of PP&E and intangible assets recorded for the year ended December 31, 2022 for the ArcelorMittal Kryvyi Rih cash-generating unit (“CGU”), representing the Company’s operations in Ukraine. As explained in Note 5.3 to the consolidated financial statements, the Company’s evaluation of goodwill for impairment at the group of cash-generating units (“GCGU”) level, and property, plant and equipment (“PP&E”) as part of the relevant CGU, involves a comparison of the recoverable amount of each GCGU or CGU to the carrying amount. Key assumptions that had a significant impact on the Company’s estimate of the recoverable amounts of the relevant GCGUs and CGUs, included future volumes of shipments, future selling prices, variable costs and discount rate. Changes in these assumptions could have a significant impact on the recoverable amount of a GCGU or CGU. There are significant judgments made by management to estimate these assumptions, including as it relates to the impact of the war in Ukraine, both specifically on the Company’s Ukrainian operations, and more broadly, the impact of the war on the level of uncertainty associated with these assumptions.

The estimate of the recoverable amount also considers the Company’s exposure to certain climate related risks, which affect the estimates of the future cash flows. Where there is a legal obligation in terms of carbon neutrality, the estimates of the future cash flows include the decarbonization capital expenditure expected to be necessary to maintain the level of economic benefits expected to be generated by the respective assets in the current condition. For the jurisdictions where there is no legal obligation for carbon neutrality, the decarbonization related uncertainty was reflected in the risk premiums in the discount rates applied to determine the present value of the estimated future cash flows.

Auditing the recoverable amounts of the relevant GCGUs and CGUs was complex and required a high degree of auditor judgement and an increased extent of effort, including the involvement of valuation specialists, due to the significant estimation uncertainty and subjective nature of the assumptions used in the estimates, as described above.

Report of Independent Registered Public Accounting Firm

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s valuation methodology and assumptions used for the estimates of future cash flows. For example, we evaluated controls over the Company’s forecasting process used to develop the estimated future cash flows and controls over management’s data included in the estimated future cash flows.

We evaluated management’s ability to reasonably estimate future cash flows by comparing actual results to management’s historical forecasts. As it relates to future volume of shipments, future selling prices and variable costs, we compared management’s estimates to available external third-party data regarding demand, selling prices and raw material prices. Specifically, as it relates to the estimate of the recoverable amount of ArcelorMittal Kryvyi Rih CGU, we evaluated the reasonableness of management’s assumption as it relates to the timing for the end of war and the length of the post-war recovery period by independently developing a reasonable range of point estimates and comparing to management’s estimate.

We evaluated the effects of climate-related matters, including their impact on risk premiums and discount rates by considering, among other factors, current legislation and regulations related to carbon emissions, as well as the Company’s ongoing initiatives to transition to lower-carbon operations. Also, as part of our procedures, we compared expected decarbonization capital expenditures against approved budgets and where applicable, costs incurred to date.

With the assistance of our valuation specialists, we evaluated the discounted cash flows methodology and assessed the discount rates used in the value in use estimates by comparing to underlying source information, testing the mathematical accuracy of the calculation, developing an independent range of estimates and comparing the discount rate selected by management to our range.

We also evaluated the adequacy of the disclosures in note 5.3 of the consolidated financial statements.

Recoverability of Deferred Tax Assets (“DTAs”)

Description of the Matter
The DTA balance as of December 31, 2022, was $8,554 million, which is primarily related to the ArcelorMittal S.A. (parent company) tax integration. As explained in Note 10.4 to the consolidated financial statements, ArcelorMittal S.A. has DTAs primarily related to tax losses and other tax benefits carried forward. Under current tax law in Luxembourg, tax losses accumulated before January 1, 2017, do not expire and are recoverable against future taxable income. The assessment of the likelihood of future taxable profits being available, and specifically the length of the forecast periods utilized, requires significant management judgment.

Auditing the recognition of DTA balances is subjective because the estimation requires significant judgment, including the availability of future income against which tax deductions represented by the DTA can be offset. In addition, auditing the recognition of DTA balances that are supported by the expectation of future taxable income arising beyond ArcelorMittal S.A.’s 5-year planning horizon required significant auditor judgment and an increased effort, including the involvement of tax professionals.

Report of Independent Registered Public Accounting Firm

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s assessment of the recoverability of deferred tax assets. For example, we tested controls over management’s review of the significant assumptions used in estimating the projections of future taxable income, including management’s analysis of the sensitivity of the length of the forecast periods to change based on other reasonably likely outcomes that would have a material effect on the recoverability of DTAs.

To test the recoverability of DTAs, among other procedures, we compared the projections of future income with the actual results of prior periods and separately, against other forecasted financial information prepared by the Company, such as those described in the ‘Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment’ critical audit matter above. We assessed the Company’s evaluation of the length of the forecast periods to utilize the DTA, by independently developing a reasonable range of point estimates and comparing to management’s estimate. Additionally, we tested the completeness and accuracy of the existing loan agreements used by management to forecast financial income and we performed sensitivity analyses over this forecast. Where relevant and with the assistance of our tax professionals, we also evaluated management’s proposed tax planning strategies, and potential tax implications of material current year transactions, such as acquisitions.

We also evaluated the adequacy of the disclosures in note 10.4 of the consolidated financial statements in respect of ArcelorMittal S.A.’s DTAs.

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
We have served as the Company’s auditor since 2022.
Luxembourg, Grand Duchy of Luxembourg
March 8, 2023

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of ArcelorMittal
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2021, the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

/s/ Deloitte Audit S.à r.l.

Luxembourg, Grand Duchy of Luxembourg March 11, 2022
We began serving as the Company’s auditor in 2007. In 2022 we became the predecessor auditor.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Operations
(millions of U.S. dollar, except share and per share data)

		Year ended December 31,
	Notes	2022	2021	2020
Sales	4.1 and 12.1	79,844	76,571	53,270
(including 9,744, 10,519 and 5,142 of sales to related parties for 2022, 2021 and 2020, respectively)
Cost of sales	4.2 and 12.2	67,309	57,337	49,138
(including 2,300, 1,873 and 1,151 of purchases from related parties for 2022, 2021 and 2020, respectively)
Gross margin		12,535	19,234	4,132
Selling, general and administrative expenses		2,263	2,258	2,022
Operating income		10,272	16,976	2,110
Income from investments in associates, joint ventures and other investments	2.6	1,317	2,204	234
Financing costs - net	6.2	(334)	(1,155)	(1,256)
Income before taxes		11,255	18,025	1,088
Income tax expense	10.1	1,717	2,460	1,666
Net income (loss) (including non-controlling interests)		9,538	15,565	(578)
Net income (loss) attributable to equity holders of the parent		9,302	14,956	(733)
Net income attributable to non-controlling interests		236	609	155
Net income (loss) (including non-controlling interests)		9,538	15,565	(578)

		Year ended December 31,
		2022	2021	2020
Earnings (loss) per common share (in U.S. dollar)
Basic		10.21	13.53	(0.64)
Diluted		10.18	13.49	(0.64)
Weighted average common shares outstanding (in millions)	11.3
Basic		911	1,105	1,140
Diluted		914	1,108	1,140

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Other Comprehensive Income
(millions of U.S. dollar, except share and per share data)

	Year ended December 31,
	2022		2021		2020
Net income (loss) (including non-controlling interests)		9,538		15,565		(578)
Items that can be recycled to the consolidated statements of operations
Derivative financial instruments:
Gain arising during the period	1,664		2,921		52
Reclassification adjustments for gain included in the consolidated statements of operations and financial position (basis adjustments)	(1,899)		(384)		(119)
	(235)		2,537		(67)
Exchange differences arising on translation of foreign operations:
Loss arising during the period	(1,630)		(960)		(1,388)
Reclassification adjustments for loss included in the consolidated statements of operations	—		105		—
	(1,630)		(855)		(1,388)
Share of other comprehensive income related to associates and joint ventures
Gain arising during the period	46		509		98
Reclassification adjustments for gain included in the consolidated statements of operations and financial position (basis adjustments)	(506)		(266)		—
	(460)		243		98
Income tax (expense) benefit related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	(112)		(705)		363
Items that cannot be recycled to the consolidated statements of operations
Investments in equity instruments at FVOCI:
(Loss) gain arising during the period	(27)		764		486
Share of other comprehensive (loss) gain related to associates and joint ventures	(25)		(2)		16
	(52)		762		502
Employee benefits - Recognized actuarial gains (losses)	815		636		(333)
Share of other comprehensive income (loss) related to associates and joint ventures	32		21		(14)
Income tax (expense) benefit related to components of other comprehensive income (loss) that cannot be recycled to the consolidated statements of operations	(193)		(313)		13
Total other comprehensive (loss) income	(1,835)		2,326		(826)
Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(1,785)		2,365		(781)
Non-controlling interests	(50)		(39)		(45)
Total other comprehensive (loss) income		(1,835)		2,326		(826)
Total comprehensive income (loss)		7,703		17,891		(1,404)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		7,517		17,321		(1,514)
Non-controlling interests		186		570		110
Total comprehensive income (loss)		7,703		17,891		(1,404)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Financial Position
(millions of U.S. dollar, except share and per share data)

		December 31,
	Notes	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	6.1.3	9,300	4,215
Restricted cash	6.1.3	114	156
Trade accounts receivable and other (including 677 and 1,084 from related parties at December 31, 2022 and 2021, respectively)	4.3 and 12.1	3,839	5,143
Inventories	4.4	20,087	19,858
Prepaid expenses and other current assets	4.5	3,778	5,567
Total current assets		37,118	34,939
Non-current assets:
Goodwill and intangible assets	5.1 and 5.3	4,903	4,425
Property, plant and equipment and biological assets	5.2, 5.3 and 7	30,167	30,075
Investments in associates and joint ventures	2.4.1 and 2.4.2	10,765	10,319
Other investments	2.5	1,119	1,146
Deferred tax assets	10.4	8,554	8,147
Other assets	4.6	1,921	1,461
Total non-current assets		57,429	55,573
Total assets		94,547	90,512

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6.1.2.1 and 7	2,583	1,913
Trade accounts payable and other (including 366 and 431 to related parties at December 31, 2022 and 2021, respectively)	4.7 and 12.2	13,532	15,093
Short-term provisions	9.1	1,101	1,064
Accrued expenses and other liabilities	4.8	4,864	4,831
Income tax liabilities		318	1,266
Total current liabilities		22,398	24,167
Non-current liabilities:
Long-term debt, net of current portion	6.1.2.2 and 7	9,067	6,488
Deferred tax liabilities	10.4	2,666	2,369
Deferred employee benefits	8.2	2,606	3,772
Long-term provisions	9.1	1,306	1,498
Other long-term obligations	9.2	914	874
Total non-current liabilities		16,559	15,001
Total liabilities		38,957	39,168

Contingencies and commitments	9.3 and 9.4
Equity:	11
Common shares (no par value, 1,136,418,599 and 1,241,418,599 shares authorized, 877,809,772 and 982,809,772 shares issued, and 805,337,929 and 910,893,202 shares outstanding at December 31, 2022 and 2021, respectively)		312	350
Treasury shares (72,471,843 and 71,916,570 common shares at December 31, 2022 and 2021, respectively, at cost)		(1,895)	(2,186)
Additional paid-in capital		28,651	31,803
Mandatorily convertible notes	11.2	509	509
Retained earnings		45,442	36,702
Reserves		(19,867)	(18,072)
Equity attributable to the equity holders of the parent		53,152	49,106
Non-controlling interests		2,438	2,238
Total equity		55,590	51,344
Total liabilities and equity		94,547	90,512
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Changes in Equity
(millions of U.S. dollar, except share and per share data)

							Reserves
							Items that can be recycled to the Consolidated Statements of Operations		Items that cannot be recycled to the Consolidated Statements of Operations
	Shares[1]	Share Capital	Treasury Shares	Mandatorily Convertible Notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments relating to CFH	Unrealized Gains (Losses) on Investments in Equity Instruments at FVOCI	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2019	1,012	364	(602)	—	34,826	22,883	(16,125)	235	180	(3,240)	38,521	1,962	40,483
Net (loss) income (including non-controlling interests)	—	—	—	—	—	(733)	—	—	—	—	(733)	155	(578)
Other comprehensive income (loss)	—	—	—	—	—	—	(928)	(6)	431	(278)	(781)	(45)	(826)
Total comprehensive income (loss)	—	—	—	—	—	(733)	(928)	(6)	431	(278)	(1,514)	110	(1,404)
Offering of common shares (note 11.1)	81	29	—	—	711	—	—	—	—	—	740	—	740
Mandatorily convertible notes (note 11.2)	23	—	549	840	(305)	(28)	—	—	—	—	1,056	—	1,056
Recognition of share-based payments (note 8.3)	1	—	15	—	15	—	—	—	—	—	30	—	30
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	—	—	—	—	—	—	(162)	(162)
Share buyback (note 11.1)	(36)	—	(500)	—	—	—	—	—	—	—	(500)	—	(500)
Transfer of fair value reserve of equity instruments designated at FVOCI (note 2.5)	—	—	—	—	—	28	—	—	(28)	—	—	—	—
Mandatorily convertible bonds extension (note 11.2)	—	—	—	—	—	—	—	—	—	—	—	53	53
Other movements	—	—	—	—	—	(53)	—	—	—	—	(53)	(6)	(59)
Balance at December 31, 2020	1,081	393	(538)	840	35,247	22,097	(17,053)	229	583	(3,518)	38,280	1,957	40,237
Net income (including non-controlling interests)	—	—	—	—	—	14,956	—	—	—	—	14,956	609	15,565
Other comprehensive income (loss)	—	—	—	—	—	—	(1,191)	2,461	594	501	2,365	(39)	2,326
Total comprehensive income (loss)	—	—	—	—	—	14,956	(1,191)	2,461	594	501	17,321	570	17,891
Cancellation of shares (note 11.1)	—	(43)	3,493	—	(3,450)	—	—	—	—	—	—	—	—
Recognition of share-based payments (note 8.3)	1	—	29	—	6	—	—	—	—	—	35	—	35
Mandatorily convertible notes (note 11.2)	—	—	—	(331)	—	(589)	—	—	—	—	(920)	—	(920)
Share buyback (note 11.1)	(171)	—	(5,170)	—	—	—	—	—	—	—	(5,170)	—	(5,170)
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	(312)	—	—	—	—	(312)	(289)	(601)
Put option NSI (note 11.5.2)	—	—	—	—	—	(119)	—	—	—	—	(119)	—	(119)
Divestment of Cleveland-Cliffs shares (note 2.5)	—	—	—	—	—	678	—	—	(678)	—	—	—	—
Other movements	—	—	—	—	—	(9)	—	—	—	—	(9)	—	(9)
Balance at December 31, 2021	911	350	(2,186)	509	31,803	36,702	(18,244)	2,690	499	(3,017)	49,106	2,238	51,344
Net income (including non-controlling interests)	—	—	—	—	—	9,302	—	—	—	—	9,302	236	9,538
Other comprehensive income (loss)	—	—	—	—	—	—	(2,575)	215	(52)	627	(1,785)	(50)	(1,835)
Total comprehensive income (loss)	—	—	—	—	—	9,302	(2,575)	215	(52)	627	7,517	186	7,703
Cancellation of shares (note 11.1)	—	(38)	3,201	—	(3,163)	—	—	—	—	—	—	—	—
Recognition of share-based payments (note 8.3)	1	—	27	—	11	—	—	—	—	—	38	—	38
Share buyback (note 11.1)	(107)	—	(2,937)	—	—	—	—	—	—	—	(2,937)	—	(2,937)
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	(332)	—	—	—	—	(332)	(304)	(636)
Put option ArcelorMittal Texas HBI (note 2.2.4)	—	—	—	—	—	(177)	—	—	—	—	(177)	—	(177)
Non-controlling interests relating to acquisitions (note 2.2.4)	—	—	—	—	—	—	—	—	—	—	—	233	233
Capital increase ArcelorMittal Liberia (note 11.5.1)	—	—	—	—	—	(45)	—	—	—	—	(45)	45	—
Other movements	—	—	—	—	—	(8)	—	—	(10)	—	(18)	40	22
Balance at December 31, 2022	805	312	(1,895)	509	28,651	45,442	(20,819)	2,905	437	(2,390)	53,152	2,438	55,590
1. Amounts are in millions of shares (treasury shares are excluded).
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Cash Flows
(millions of U.S. dollar, except share and per share data)

		Year ended December 31,
	Notes	2022	2021	2020
Operating activities:
Net income (loss) (including non-controlling interests)		9,538	15,565	(578)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	5.1 and 5.2	2,580	2,523	2,960
Net impairment (reversal) charges	5.3	1,026	(218)	(133)
Bargain purchase gain	2.2.4	(100)	—	—
Interest expense	6.2	401	357	477
Interest income	6.2	(188)	(79)	(56)
Income tax expense	10.1	1,717	2,460	1,666
Net gain on disposal of subsidiaries	2.3.1	—	(104)	(1,460)
Income from investments in associates, joint ventures and other investments	2.6	(1,317)	(2,204)	(234)
Provision on pensions and other post-employment benefits	8.2	176	147	430
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement	6.2	15	44	143
Unrealized foreign exchange effects		(82)	(154)	321
Write-downs of inventories to net realizable value, provisions and other non-cash operating expenses net	4.4	399	1,313	597
Changes in assets and liabilities that provided (required) cash, net of acquisitions and disposals:
Trade accounts receivable and other	4.1	1,133	(2,535)	(76)
Inventories	4.4	(2,062)	(8,654)	1,786
Trade accounts payable and other	4.7	(294)	4,780	(214)
VAT and other amounts (paid) received to/from public authorities		(410)	(123)	400
Other working capital and provisions movements		608	(672)	(564)
Interest paid		(440)	(479)	(604)
Interest received		178	73	69
Income taxes paid		(2,940)	(2,128)	(705)
Dividends received from associates, joint ventures and other investments		493	261	189
Cash contributions to plan assets and benefits paid for pensions and other post-employment benefits	8.2	(228)	(268)	(332)
Net cash provided by operating activities		10,203	9,905	4,082
Investing activities:
Purchase of property, plant and equipment and intangibles		(3,468)	(3,008)	(2,439)
Disposals of net assets of subsidiaries, net of cash disposed of nil, 4 and 7 in 2022, 2021 and 2020, respectively	2.3.1	—	(4)	497
Acquisitions of net assets of subsidiaries, net of cash acquired of 39, 10 and nil in 2022, 2021 and 2020, respectively	2.2.4	(939)	(25)	—
Lease installments and capital expenditure refund relating to ArcelorMittal Italia acquisition		—	(14)	(139)
Cash collateral for the TSR receivables retained in ArcelorMittal USA after disposal	6.1.3	—	260	(260)
Disposal of common and preferred Cleveland-Cliffs shares	2.5	—	2,680	—
(Acquisitions) disposals of financial assets	2.5	(32)	(80)	59
Other investing activities net		(44)	(149)	271
Net cash used in investing activities		(4,483)	(340)	(2,011)
Financing activities:
(Payments) proceeds from mandatorily convertible subordinated notes	11.2	—	(1,196)	1,237
Payments from put and call option on shares		—	—	(135)
Proceeds from short-term debt	6.1.3	434	287	430
Proceeds from long-term debt	6.1.3	3,893	147	323
Payments of short-term debt	6.1.3	(1,044)	(1,664)	(1,503)
Payments of long-term debt	6.1.3	—	(2,332)	(1,645)
Equity offering	11.1	—	—	740
Share buyback	11.1	(2,937)	(5,170)	(500)
Dividends paid (includes 331, 260 and 181 of dividends paid to non-controlling shareholders in 2022, 2021 and 2020, respectively)		(663)	(572)	(181)
Repayment of cash pooling liability to Acciaierie d'Italia	2.3.1	—	(199)	—
Payment of principal portion of lease liabilities and other financing activities	6.1.3	(160)	(199)	(264)
Net cash used in financing activities		(477)	(10,898)	(1,498)
Net increase (decrease) in cash and cash equivalents		5,243	(1,333)	573
Effect of exchange rate changes on cash		(158)	(55)	163
Cash and cash equivalents:
At the beginning of the year		4,215	5,600	4,867
Reclassification of the period-end cash and cash equivalents from (to) held for sale	2.3	—	3	(3)
At the end of the year		9,300	4,215	5,600
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statement
(millions of U.S. dollar, except share and per share data)
SUMMARY OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACCOUNTING PRINCIPLES
1.1	Basis of presentation
1.2	Use of judgment and estimates
1.3	Accounting standards applied
NOTE 2: SCOPE OF CONSOLIDATION
2.1	Basis of consolidation
2.2	Investments in subsidiaries
2.3	Divestments and assets held for sale
2.4	Investments in associates and joint arrangements
2.5	Other investments
2.6	Income (loss) from investments in associates, joint ventures and other investments
NOTE 3: SEGMENT REPORTING
3.1	Reportable segments
3.2	Geographical information
3.3	Sales by type of products
3.4	Disaggregated revenue
NOTE 4: OPERATING DATA
4.1	Revenue
4.2	Cost of sales
4.3	Trade accounts receivable and other
4.4	Inventories
4.5	Prepaid expenses and other current assets
4.6	Other assets
4.7	Trade accounts payable and other
4.8	Accrued expenses and other liabilities
NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS
5.1	Goodwill and intangible assets
5.2	Property, plant and equipment and biological assets
5.3	Impairment of intangible assets, including goodwill, and tangible assets
NOTE 6: FINANCING AND FINANCIAL INSTRUMENTS
6.1	Financial assets and liabilities
6.2	Financing costs - net
6.3	Risk management policy
NOTE 7: LEASES
NOTE 8: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS
8.1	Employees and key management personnel
8.2	Deferred employee benefits
8.3	Share-based payments
NOTE 9: PROVISIONS, CONTINGENCIES AND COMMITMENTS
9.1	Provisions
9.2	Other long-term obligations
9.3	Contingent liabilities
9.4	Commitments
NOTE 10: INCOME TAXES
10.1	Income tax expense

Consolidated financial statement
(millions of U.S. dollar, except share and per share data)

10.2	Income tax recorded directly in equity and/or other comprehensive income
10.3	Uncertain tax positions
10.4	Deferred tax assets and liabilities
10.5	Tax losses, tax credits and other tax benefits carried forward
NOTE 11: EQUITY
11.1	Share details
11.2	Equity instruments and hybrid instruments
11.3	Earnings per common share
11.4	Dividends
11.5	Non-controlling interests
NOTE 12: RELATED PARTIES
12.1	Sales and trade receivables
12.2	Purchases and trade payables
12.3	Other transactions with related parties

Consolidated financial statement
(millions of U.S. dollar, except share and per share data)

NOTE 1: ACCOUNTING PRINCIPLES
ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “operating subsidiaries”. These consolidated financial statements were authorized for issuance on March 8, 2023 by the Company’s Board of Directors.
1.1 Basis of presentation
The consolidated financial statements have been prepared on a historical cost basis, except for equity instruments and certain trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments and biological assets, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost, and the financial statements of the Company’s Venezuelan tubular production facilities Industrias Unicon CA (“Unicon”) and the Company's Argentinian operation Acindar Industria Argentina de Aceros S.A. ("Acindar"), for which hyperinflationary accounting is applied (see note 2.2.2). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollar with all amounts rounded to the nearest million, except for share and per share data.
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P. ("AMMC") and ArcelorMittal Liberia Limited, and continues to provide technical support to all mining operations within the Company. Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. Only the seaborne-oriented operations of AMMC and ArcelorMittal Liberia Limited are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that they primarily supply.
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
Impairment of tangible and intangible assets, including goodwill (note 5.3): In order to assess the recoverable amount of tangible

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
and intangible assets at cash-generating unit ("CGU") level and of goodwill at group of cash-generating unit ("GCGU") level, the Company mainly determines their value in use on the basis of the present value of cash flow projections. The estimates, judgments and assumptions applied for the value in use calculations relate primarily to growth rates, expected changes to average selling prices, shipments and direct costs. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. When determining value in use, management also applies judgement when assessing whether cash flows expected to arise to achieve sustainability and decarbonization targets are deemed to maintain the same level of economic benefits or whether they improve or enhance the asset's performance. Discount rates are reviewed annually.
Business combinations (note 2.2.3): Assets acquired and liabilities assumed as part of a business combination are recorded at their acquisition-date fair values. Similarly, consideration including consideration receivable and contingent consideration is measured at fair value. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including intangible assets. Determining the fair value of identifiable assets and liabilities requires the use of valuation techniques which may include judgment and estimates and which may affect the allocation of the amount of consideration paid to the assets and liabilities acquired and goodwill or gain from a bargain purchase recorded as part of the business combination. Estimated fair values are based on information available at acquisition date and on expectations and assumptions that have been deemed reasonable by management. There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. The "income approach" is based on the forecast of the expected future cash flows adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. The "cost approach" estimates the value of an asset based on the current cost to reproduce of replace the asset. Replacement cost is determined based on market data subsequently adjusted for physical, functional and economic obsolescence. The most common purchase accounting adjustments relate to the following assets and liabilities:
•The fair value of identifiable intangible assets (generally patents, customer relationships, technology, brand or favorable contracts) is estimated based on the above-mentioned income approach;
•Property, plant and equipment is recorded at market value, or, if not available, depreciated replacement cost;
•The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date relating to the population of employees involved and the fair value of plan assets.
•Inventories are estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.
•Adjustments to deferred tax assets and liabilities of the acquiree are recorded to reflect the deferred tax effects of the fair value adjustments relating to identifiable assets and liabilities other than goodwill.
Determining the estimated residual useful lives of tangible and intangible assets acquired requires judgement and certain intangible assets may be considered to have indefinite useful lives.
Financial instruments (note 6.1.5) and financial amounts receivable (note 4.5 and 4.6): Certain of the Company's financial instruments are classified as Level 3 as they include unobservable inputs. In particular, the Company uses estimates to compute unobservable historical volatility based on movements of stock market prices for the fair valuation of the call option on the 1,000 mandatory convertible bonds.
Mineral reserve and resource estimates (note 5.2): Proven iron ore and coal reserves are those quantities whose recoverability can be determined with reasonable certainty from a given date forward and under existing government regulations, economic and operating conditions; probable reserves have a lower degree of assurance but high enough to assume continuity between points of observation. Mineral resource estimates constitute the part of a mineral deposit that have the potential to be economically and legally extracted or produced at the time of the resource determination. The potential for economic viability is established through qualitative evaluation of relevant technical and economic factors likely to influence the prospect of economic extraction. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling, and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Estimates of mineral reserves and resources and the estimates of mine life have been prepared by ArcelorMittal experienced engineers and geologists and detailed independent verifications of the methods and procedures are conducted on a regular basis by external consultants. Reserves and resources are updated annually and calculated using a reference price duly adjusted for quality, ore content, logistics and other considerations. In order to estimate reserves and resources, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves and resources requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves and resources change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves and resources may change from period to period.
Judgements and estimates made in assessing the impact of climate change and the transition to a low carbon economy
The Company continues to develop its assessment of the potential impacts of climate change and the transition to a low carbon economy and has considered such impacts when preparing its consolidated financial statements. ArcelorMittal's decarbonization strategy aims to achieve carbon neutrality by 2050 in line with the United Nations' Paris agreement. By 2030, the Company is targeting a 25% reduction in its CO2 emissions intensity across its global steel and mining operations, with an increased European target of 35%. Both targets cover both scope 1 and 2. The decarbonization strategy involves switching where applicable from the BF-BOF ("Blast Furnace-Basic Oxygen Furnace") to low-carbon steelmaking technologies through the DRI-EAF ("Direct Reduced Iron-Electric Arc Furnace"). It also includes Smart Carbon, which comprises bio-energy and carbon capture utilization and storage ("CCUS") and requires availability of stable renewable energy infrastructures (electricity, hydrogen) at competitive prices and a fair competitive landscape that accounts for the global nature of the steel market, ensuring domestic production, import and exports are subject to equivalent greenhouse gas ("GHG") reduction regulations. ArcelorMittal's decarbonization strategy in each part of the world where the Company operates is now based on the same assumptions in terms of green hydrogen cost, CCUS or introduction of climate-friendly policies. In some countries, particularly in the EU and Canada, the Company sees sufficient policy incentives to enable it to ‘Accelerate’ its decarbonization plans. On February 17, 2023, the European Commission approved, under EU state aid rules, a €460 million Spanish measure to support ArcelorMittal España in construction of the new DRI installation in Gijón. Where these conditions do not yet exist, ArcelorMittal will continue to make improvements to ‘Move’ but it is difficult to ‘Accelerate’ without becoming uncompetitive in that market. Assumptions in respect of climate change and the transition to a low carbon economy may impact the Company’s significant judgements and key estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.
•Property, plant and equipment: Considering the expected date of retirement of some assets in particular certain blast furnaces, basic oxygen furnaces, sinter plants and coke plants following investments in low-carbon steelmaking technologies, the Company decreased estimates of residual useful lives of such items of property, plant and equipment for its flat carbon operations in the EU and in Canada.
•Impairment of tangible and intangible assets, including goodwill: Value in use calculations relating to flat carbon operations in the EU and in Canada include the impact of decarbonization; accordingly the Company developed assumptions in determining related capital expenditures which reflect announced commitments and initiatives in place, operating costs including commodity prices and carbon emission costs on the basis of historical experience and expectations of future changes. This requires to assess the future development in supply, technology change, production changes and other important factors. These assumptions may change, which could result in significant changes to value in use calculations in future periods and affects impairment assessments.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
•Decommissioning costs: Over the next ten years, the retirement of certain above-mentioned assets in the context of the transition to low-carbon steelmaking infrastructures may lead to certain decommissioning costs. The Company considered such costs in its value in use calculations but it has not recognized decommissioning provisions related to decarbonization as the obligating event has not occurred yet. Decommissioning cost estimates are based on the known regulatory and external environment. These cost estimates may change in the future including as a result of the transition to a lower carbon economy.
Situation in Ukraine and collateral consequences
The Company's operations in Ukraine consist of a steel plant, which produced 1.2 million tonnes of steel in 2022 (4.9 million tonnes in 2021), and (captive) mines that produced 4.9 million tonnes of iron ore in 2022 (11.7 million tonnes in 2021); the related property, plant and equipment had a carrying value of 0.6 billion (including impairment charge as discussed below) on the Company’s statement of financial position at December 31, 2022 (2.3 billion at December 31, 2021). In 2022, the Company’s Ukrainian operations (and in particular its Kryvyi Rih steel plant) recorded 1.1 million of steel shipments (4.6 million tonnes in 2021), generating 1.4 billion of sales (4.1 billion in 2021) including 0.4 billion of sales (0.9 billion in 2021) to customers located in Ukraine.
Following the war outbreak on February 24, 2022, the Company idled its Ukrainian operations on March 3, 2022 but restarted blast furnace No.6 (one of the three blast furnaces representing approximately 20% of Kryvyi Rih capacity) on April 11, 2022 to resume low levels of pig iron production. Iron ore production was approximately at 55% of capacity during the first half of 2022. During the third quarter, iron ore production was temporarily suspended due to weaker demand and logistic constraints but restarted in early October 2022 at approximately 25% level. ArcelorMittal continued to exercise control over its Ukrainian operations and key production assets have not been seriously damaged at the date of this report (as a result of the missile strike at the plant premises on December 5, 2022 the building of the rolling shop #2 finished goods warehouse was partially destroyed). In addition, despite the lower level of activity, none of the assets are held for sale or were discontinued. In the context of the annual impairment test of intangible assets, including goodwill, and tangible assets, the Company revised its future cash flow projections and considering that there is significant uncertainty about the evolution of the geopolitical context in Ukraine and the timing and ability for the Company to resume production to a normal level, which resulted in a substantial increase in the discount rate, ArcelorMittal recognized a 1,026 impairment loss of property, plant and equipment and intangibles (see note 5.3).
The increased geopolitical risks induced by the war in Ukraine have adversely impacted global macroeconomic conditions leading to inflationary pressure, rising interest rates and energy costs. As of October 1, 2022, when goodwill is tested for impairment, discount rates applied for value in use calculations include a higher risk-free rate as compared to October 1, 2021. While rising energy costs have weighed on the Company's profitability in the second half of 2022, the Company has taken mitigating actions, as it has adapted production levels, optimized energy consumption and has been able to announce and will implement certain increases in steel selling prices.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
1.3 Accounting standards applied
1.3.1 Adoption of new IFRS standards, amendments and interpretations applicable from January 1, 2022
On January 1, 2022, the Company adopted narrow-scope amendments to IFRS 3, IAS 16 and IAS 37 issued by IASB on May 14, 2020 and minor amendments as part of annual improvements 2018-2020 to IFRS 1, IFRS 9, IFRS 16 and IAS 41. Amendments to IAS 16 "Property, Plant and Equipment" are applied retrospectively while amendments to IFRS 3 "Business Combinations", to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the minor amendments as part of the Annual Improvements 2018-2020 are applied prospectively. These amendments did not have any material impact on the condensed consolidated financial statements of the Company.
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
•Amendments to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" clarify that the cost of fulfilling a contract comprises the costs a company includes when assessing whether a contract will be loss-making are costs that relate directly to the contract. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling the contract. The amendments are to be applied prospectively to contracts for which the Company has not yet fulfilled all of its obligations as of January 1, 2022.
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

1.3.2 New IFRS standards, amendments and interpretations applicable from 2023 onward
On May 18, 2017, the IASB issued IFRS 17 "Insurance Contracts", which is designed to achieve the goal of a consistent, principle-based accounting for insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and related interpretations. On June 25, 2020, the IASB issued amendments to IFRS 17, including a deferral of the effective date to periods beginning on or after January 1, 2023. IFRS 17 should be applied retrospectively unless impracticable, with earlier adoption permitted if both IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" have also been applied. On December 9, 2021, the IASB issued a narrow-scope amendment to the transition requirements of IFRS 17 for entities that first apply IFRS 17 and IFRS 9 at the same time whereby an entity is permitted to present comparative information about a financial asset as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset before.
On February 12, 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements and gives further clarity on the materiality assessment of accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively, with early adoption permitted.
On February 12, 2021, the IASB also issued amendments to IAS 8. The amendments clarify the distinction between a change in accounting policies and a change in accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies or accounting estimates on or after the start of that period with early adoption permitted. Changes in accounting policies are to

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

be applied retrospectively while changes in accounting estimates are to be applied prospectively.
On May 7, 2021, the IASB issued amendments to IAS 12 "Income Taxes" for deferred taxes related to assets and liabilities arising from a single transaction. The amendments clarify how to account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendments are to be applied retrospectively.
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
On October 31, 2022, the IASB has issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted.
On September 22, 2022, the IASB issued amendments to IFRS 16 "Leases" with respect to the lease liability in a sale and leaseback transaction. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. The amendments are effective for annual periods beginning on or after January 1, 2024 with early adoption permitted. The amendments are to be applied retrospectively.
The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements. The Company does not plan to early adopt any amendments.

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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of one of the Company’s credit facilities described in note 6.1.2, there are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
2.2 Investments in subsidiaries
2.2.1 List of subsidiaries
The table below provides a list of the Company’s principal operating subsidiaries at December 31, 2022. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares or voting interests in the case of partnerships, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary	Country	% of Ownership
NAFTA
ArcelorMittal Dofasco G.P.	Canada	100.00%
ArcelorMittal México S.A. de C.V.	Mexico	100.00%
ArcelorMittal Long Products Canada G.P.	Canada	100.00%
ArcelorMittal Texas HBI LLC[1]	USA	80.00%
Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	Brazil	97.08%
Acindar Industria Argentina de Aceros S.A. ("Acindar")	Argentina	100.00%
Europe
ArcelorMittal France S.A.S.	France	100.00%
ArcelorMittal Belgium N.V.	Belgium	100.00%
ArcelorMittal España S.A.	Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
ArcelorMittal Poland S.A.	Poland	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
ArcelorMittal Bremen GmbH	Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	France	100.00%
ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
ArcelorMittal Hamburg GmbH	Germany	100.00%
ArcelorMittal Duisburg GmbH	Germany	100.00%
ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd. ("AMSA")	South Africa	69.22%
JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
PJSC ArcelorMittal Kryvyi Rih ("AM Kryvyi Rih")	Ukraine	95.13%
Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P. ("AMMC")	Canada	85.00%
ArcelorMittal Liberia Ltd[2]	Liberia	85.00%
1.Acquisition during the year. For more details see note 2.2.4.
2.ArcelorMittal Liberia Ltd is incorporated in Cyprus.
2.2.2 Translation of financial statements denominated in foreign currency
The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the principal operating subsidiaries is the local currency, except for ArcelorMittal México, AMMC, ArcelorMittal Liberia Ltd, ArcelorMittal International Luxembourg, whose functional currency is the U.S. dollar and ArcelorMittal Poland, whose functional currency is the euro.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries, associates and joint arrangements whose functional currency is other than the U.S. dollar are translated into U.S. dollar at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income and are included in net income (including non-controlling interests) only upon sale or liquidation of the underlying foreign subsidiary, associate or joint arrangement.
Since July 1, 2018, Argentina has been considered a highly inflationary country and therefore the financial statements of the Company's long production facilities Acindar Industria Argentina de Aceros S.A. ("Acindar") in Argentina, using a historical cost approach, are adjusted prospectively to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollar at the year-end exchange rate. The Company used an estimated general price index (Consumer Price Index "IPC") which changed by 94.8%, 50.3% and 36.1% for the year ended December 31, 2022, 2021 and 2020, respectively, for this purpose. As a result of the inflation-related adjustments on non-monetary items, a loss of 4 and gain of 33 and 30 was recognized in net financing costs for the year ended December 31, 2022, 2021 and 2020, respectively.
Since 2010 Venezuela has been considered a hyperinflationary economy and therefore the financial statements of Unicon are adjusted to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollar. The Company used estimated general price indices which changed by 207%, 686% and 2,667% for the years ended December 31, 2022, 2021 and 2020, respectively, for this purpose.
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
2.2.4 Acquisitions
During 2022, among others, the Company announced or completed the acquisition of four specialist scrap metal recyclers as the Company continually seeks to enhance its ability to source scrap steel, a key raw material which supports the ArcelorMittal’s ability to reduce its carbon emissions from steelmaking in both the electric arc furnace ("EAF") and blast furnace routes.
On February 28, 2022, ArcelorMittal acquired John Lawrie Metals Limited ("JLM"), a UK based leading consolidator of ferrous scrap metal, for total consideration of £35 million (43 net of cash acquired of 5). The Company completed its measurement of the acquisition-date fair value of the identifiable asset and liabilities of JLM. Revenue and net income since acquisition date were 49 and 3, respectively. JLM is part of the Europe reportable segment.
On May 2, 2022, ArcelorMittal completed the acquisition of Architectural Steel Limited ("ASL"), a UK based manufacturer of bespoke metal fabrications and flashings for building envelopes to strengthen ArcelorMittal Downstream Solutions' construction business within the Europe segment. Total consideration was £36 million (39 net of cash acquired of 6). The Company completed its measurement of the acquisition-date fair value of the identifiable asset and liabilities of ASL. Revenue and net income since acquisition date were 14 and 3, respectively.
On May 9, 2022, in order to strengthen the Company's plate operations in the Europe reportable segment in selected downstream and distribution activities, ArcelorMittal increased its interest in the former associate Centro Servizi Metalli S.p.A. ("CSM"), a stainless plate processing business with operations mainly in Italy and Poland, from 49.29% to 91.68% through the acquisition of a 42.39% controlling stake for €13.5 million (7 net of cash acquired of 7). The Company completed its measurement of the acquisition-date fair value of the identifiable asset and liabilities of CSM and recognized a 3 bargain purchase gain in cost of sales. Revenue and net income since acquisition date were 76 and 8, respectively.
On June 30, 2022, ArcelorMittal completed the acquisition of an 80% interest in voestalpine’s world-class Hot Briquetted Iron ("HBI") plant located in Corpus Christi, Texas and subsequently renamed ArcelorMittal Texas HBI LLC ("ArcelorMittal Texas

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
HBI") for total consideration of 817 (805 net of cash acquired of 12) including certain post-closing adjustments. The Company recognized acquisition-related costs of 7 in selling, general and administrative expenses. The facility has an annual capacity of two million tonnes of HBI, a high-quality feedstock made through the direct reduction of iron ore which is used to produce high-quality steel grades in an EAF, but which can also be used in blast furnaces, resulting in lower coke consumption. HBI is a premium, compacted form of Direct Reduced Iron ("DRI") developed to overcome issues associated with shipping and handling DRI. voestalpine has retained a 20% interest in the plant with a corresponding offtake agreement with an initial ten-year term renewable as long as voestalpine retains any interest in ArcelorMittal Texas HBI. ArcelorMittal would own 100% of any future development of operations. The remaining balance of production will be delivered to third parties under existing supply contracts, and to ArcelorMittal facilities, including to AM/NS Calvert in Alabama, upon the commissioning of its 1.5 million tonne EAF. Pursuant to the purchase agreement, voestalpine's 20% interest is subject to a call option exercisable by ArcelorMittal upon termination of the offtake agreement or failure by voestalpine to purchase the offtake volume and a put option exercisable by voestalpine at the end of the fifth, tenth and fifteenth year subsequently to the acquisition date. The Company did not ascribe any value to the call option but recognized a 177 financial liability at amortized cost measured at the present value of the redemption amount of the written put option based on the lower of equity value increased by an annual contractual return and fair value. The Company completed its measurement of the acquisition-date fair value of the identifiable assets and liabilities of ArcelorMittal Texas HBI. It recognized 283 (including trade receivables of 124), 949 and 11 of current assets, property, plant and equipment and intangible assets, respectively. ArcelorMittal recognized a 97 bargain purchase gain in cost of sales as a result of i) ArcelorMittal's agreement for voestalpine to retain a 20% non-controlling interest ii) the above-mentioned offtake agreement and iii) the fair value of property, plant and equipment exceeding its carrying amount. Revenue and net loss since acquisition date were 445 and 35, respectively. ArcelorMittal HBI is part of the NAFTA reportable segment.
On July 1, 2022, the Company completed the combined acquisition of three subsidiaries from environmental services and recycling company ALBA International Recycling (ALBA Metall Süd Rhein-Main GmbH, ALBA Electronics Recycling GmbH and ALBA Metall Süd Franken GmbH in aggregate "ALBA") active in ferrous and non-ferrous metal recycling in Germany for total consideration of 65 of which €51 million (45 net of cash acquired of 9) in cash and deferred consideration of 11. Following the completion of the acquisition-date fair value of the identifiable assets and liabilities of the three companies, the Company recognized goodwill of 22. Revenue and net income since acquisition date were 87 and 1, respectively. ALBA is part of the Europe reportable segment.
On July 28, 2022, ArcelorMittal announced it has signed an agreement with the shareholders of Companhia Siderúrgica do Pecém ("CSP") to acquire CSP for an enterprise value of approximately 2.2 billion. Transaction closing is expected to occur during the first quarter of 2023 as the Company obtained corporate and regulatory approvals, including CADE (Brazilian anti-trust) approval. CSP is a world-class operation, producing high-quality slab at a globally competitive cost. CSP’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016 and produced its first slabs in June of that year. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant. CSP operates within Brazil’s first Export Processing Zone, and benefits from various tax incentives including a low corporate income tax rate. CSP is part of the Brazil reportable segment.
On December 29, 2022, ArcelorMittal announced it signed an agreement to acquire Polish scrap metal recycling business, Zakład Przerobu Złomu (“Złomex”). Zlomex operates scrap yards in Krakow and Warsaw. Transaction closing, which is subject to customary regulatory approvals is expected during the first half of 2023.
On January 3, 2023, ArcelorMittal completed the acquisition of Riwald Recycling ("Riwald"), a state-of-the-art ferrous scrap metal recycling business based in the Netherlands for total consideration of €85 million subject to certain post-closing adjustments. Following the recent closing of the transaction, the Company is still in the process of measuring the acquisition-date fair value of the identifiable assets and liabilities of Riwald and expects to complete such measurement during the first half of 2023. Riwald is part of the Europe reportable segment.
Revenue and net income attributable to the equity holders of the parent of the Company for twelve months ended December 31, 2022 were 80,572 and 9,360, respectively, as though the acquisition date of JLM, ASL, CSM, ALBA and ArcelorMittal Texas HBI had been as of January 1, 2022.
On November 19, 2021, the Company completed the acquisition of Condesa Tubos, S.L. ("Condesa"), a joint venture in which it already held a 33% interest, through the acquisition of the remaining 67% stake from a pool of banks for total consideration of €31 million (25 net of cash acquired of 10). The acquisition of Condesa strengthened ArcelorMittal's tubular operations within the Europe segment. Following the completion of the measurement of the acquisition-date fair value of the identifiable assets and liabilities of Condesa, the Company recognized 92, 39 and 10 of current assets, property, plant and equipment and other non-current assets, respectively, and a 24 bargain

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
purchase gain in cost of sales as ArcelorMittal's industrial expertise was considered by the other previous shareholders.
The table below summarizes the final acquisition-date fair value of the assets acquired and liabilities assumed in 2022 and 2021:

	2022					2021
	JLM	ASL	CSM	ArcelorMittal Texas HBI	ALBA	Condesa
Current assets	10	11	68	283	34	92
Property, plant and equipment	10	14	16	949	53	39
Intangible assets	24	16	—	11	30	—
Other non-current assets	—	1	1	—	—	10
Total assets	44	42	85	1,243	117	141
Deferred tax liabilities	(8)	(6)	—	(30)	(13)	—
Other liabilities	(13)	(10)	(51)	(82)	(70)	(84)
Total liabilities	(21)	(16)	(51)	(112)	(83)	(84)
Net assets acquired	23	26	34	1,131	34	57
Consideration paid net of cash acquired	43	39	7	805	45	25
Deferred consideration	—	—	—	—	11	—
Non-controlling interests	—	—	4	229	—	—
Fair value of previously held interests at acquisition date	—	—	20	—	—	11
Remeasurement gain relating to the equity interest previously held	—	—	—	—	—	(3)
Goodwill/(bargain purchase gain)	20	13	(3)	(97)	22	(24)
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
2.3.1. Divestments
There were no divestments in 2022.
Divestments in 2021
On March 4, 2020, ArcelorMittal executed an amendment (the “Amendment Agreement”) to the original lease agreement with the Ilva Commissioners with a conditional obligation to purchase the former Ilva business units ("ArcelorMittal Italia") in an extraordinary administration insolvency procedure. The
Amendment Agreement outlined the terms for a significant equity investment by an Italian state-sponsored entity, thereby forming the basis for an important new partnership between ArcelorMittal and the Italian government, with the investment agreement to be executed by November 30, 2020. The Amendment Agreement also provided for a 50% reduction in the quarterly rental payments payable by ArcelorMittal, with the balance being due upon closing of the purchase obligation. On December 10, 2020, the Company entered into an investment agreement with Invitalia - Agenzia nazionale per l'attrazione degli investimenti e lo sviluppo d'impresa S.P.A (“Invitalia”), the party designated by the Italian government to be the government-sponsored investor as contemplated in the Amendment Agreement, in order to create a partnership between Invitalia and the Company to support the completion of the purchase obligation.
On December 14, 2020, ISP exercised its put option for €111 million (135) to sell its share in ArcelorMittal Italia to the Company and the liability it had recognized upon acquisition of ArcelorMittal Italia was derecognized.
The investment agreement includes two capital increases:
•The first investment of €400 million (476) which was completed on April 14, 2021 provided Invitalia with 50% voting and governance rights and therefore joint control over AM InvestCo with a 38% shareholding;

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
•The second investment of up to €680 million was payable on closing of the purchase obligation, which was subject to the satisfaction of various conditions precedent by May 2022. On May 31, 2022, following an amendment to the investment agreement signed between ArcelorMittal and Invitalia, the latest date for the second equity injection was extended to May 31, 2024. At the end of December 2022, ArcelorMittal, the Italian Government and Invitalia agreed, among other things, to accelerate the funding originally envisaged to occur in connection with the acquisition of Ilva’s assets (see note 2.4.1).
Subsequently to April 14, 2021, Acciaierie d'Italia Holding (formerly AM InvestCo) operates independently and as such has its own funding plans. Its main operating subsidiary ArcelorMittal Italia was renamed Acciaierie d'Italia. As a result of loss of control, the Company derecognized assets (including 199 of cash pooling receivable from the Company and subsequently settled) and liabilities of 4,639 and 3,873, respectively, and accounted for its 62% interest in the joint venture under the equity method at its fair value of 1,205. The Company recognized in cost of sales a gain of 104 including the reclassification from other comprehensive income to the consolidated statements of operations of foreign exchange translation losses and other for 283. The fair value measurement was determined using a discounted cash flow model and Level 3 unobservable inputs.
Divestment in 2020
On December 9, 2020, the Company completed the sale of 100% of the shares of ArcelorMittal USA, ArcelorMittal Princeton and ArcelorMittal Monessen, their subsidiaries and certain other subsidiaries as well as the joint operations of Hibbing Taconite Mines, Double G Coatings and I/N Tek and the joint venture I/N Kote, together the “ArcelorMittal USA Divestment Business” to Cleveland-Cliffs Inc. (“Cleveland-Cliffs”) for a combination of cash and shares. ArcelorMittal retained certain intellectual property assets and office space.
In addition, Nippon Steel Corporation ("NSC"), the co-shareholder of I/N Tek and I/N Kote simultaneously exited from such entities, which were transferred in full to Cleveland-Cliffs.
The consideration (net of transaction fees of 21 and estimated working capital adjustment of 50) was 2,219 and included:
•Cash of 509 (497 net of 7 cash disposed of and 5 transaction fees paid);
•78,186,671 common shares of Cleveland-Cliffs with value of 1,020 and representing a 16% stake in Cleveland-Cliffs; and
•583,273 non-voting preferred shares redeemable, at Cleveland-Cliff's option, for 58,327,300 of its common shares with a value of 761 or an equivalent amount in cash.
Following the settlement of the final working capital adjustment during the second quarter of 2021, the total consideration decreased by 4 to 2,215.
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
The table below summarizes the significant divestments completed in 2021 and 2020:

	2021	2020
	Acciaierie d'Italia	ArcelorMittal USA Divestment Business
Cash and cash equivalents	4	7
Other current assets	2,446	2,105
Intangible assets	17	12
Property, plant and equipment	1,875	3,341
Other assets	297	166
Total assets	4,639	5,631
Current liabilities	2,204	1,604
Other long-term liabilities	1,669	3,938
Total liabilities	3,873	5,542
Total net assets	766	89
% of net assets sold	100%	100%
Total net assets disposed of	766	89
ArcelorMittal retained interest 62%	1,205	—
Goodwill allocation	(52)	(672)
Consideration	—	2,219
Reclassification of foreign exchange and other	(283)	2
Gain on disposal/derecognition	104	1,460

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
2.4 Investments in associates and joint arrangements
The carrying amounts of the Company’s investments accounted for under the equity method were as follows:

	December 31,
Category	2022	2021
Joint ventures	6,372	6,087
Associates	3,060	2,985
Individually immaterial joint ventures and associates[1]	1,333	1,247
Total	10,765	10,319
1.Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2022 and 2021, and none of them have a carrying value exceeding 150 at December 31, 2022 and 2021.
2.4.1 Joint ventures
The following tables summarize the latest available financial information and reconcile it to the carrying value of each of the Company’s material joint ventures, as well as the income statement of the Company’s material joint ventures:

	December 31, 2022
Joint Ventures	AMNS India	Acciaierie d'Italia	Calvert	VAMA	Tameh	Borçelik	Al Jubail	Total
Place of incorporation and operation [1]	India	Italy	United States	China	Poland	Turkey	Saudi Arabia
Principal Activity	Integrated flat steel producer [4,5]	Integrated flat steel producer[6]	Automotive steel finishing[7]	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3]	Production and sale seamless line pipes and tubes
Ownership and voting rights at December 31, 2022	60.00%	62.00%	50.00%	50.00%	50.00%	50.00%	33.34%
Current assets	3,494	2,558	2,019	534	448	624	662	10,339
of which cash, cash equivalents and restricted cash	800	179	216	159	26	70	101	1,551
Non-current assets	9,680	2,765	1,764	761	436	254	1,137	16,797
Current liabilities	1,809	2,754	968	533	434	390	429	7,317
of which trade and other payables and provisions	1,567	1,844	203	388	390	333	265	4,990
Non-current liabilities	5,928	908	975	61	120	34	738	8,764
of which trade and other payables and provisions	602	153	—	—	27	34	29	845
Non-controlling interest	3	—	—	—	—	—	—	3
Net assets attributable to equity holders of the parent	5,434	1,661	1,840	701	330	454	632	11,052
Company's share of net assets	3,260	1,030	920	351	165	227	211	6,164
Adjustments for differences in accounting policies and other	144	146	(36)	—	—	(42)	(4)	208
Carrying amount in the statements of financial position	3,404	1,176	884	351	165	185	207	6,372
Revenue	7,287	4,525	4,969	1,495	1,080	1,868	918	22,142
Depreciation and amortization	(350)	(157)	(67)	(32)	(45)	(25)	(71)	(747)
Interest income	70	—	—	2	3	2	—	77
Interest expense	(162)	(34)	(36)	(5)	(16)	(22)	(43)	(318)
Income tax benefit (expense)	(273)	25	—	(37)	(13)	(55)	(8)	(361)
Income (loss) from continuing operations	323	106	102	249	57	90	29	956
Other comprehensive income (loss)	(139)	—	71	—	6	22	(1)	(41)
Total comprehensive income (loss)	184	106	173	249	63	112	28	915
Cash dividends received by the Company	—	—	65	—	13	52	—	130

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
1.The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.
2.Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2022; voting interest was 48.01% at December 31, 2022.
3.Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.
4.Adjustments in AMNS India correspond primarily to transaction costs incurred to set up the joint venture and the fair value of the guarantee of the joint venture's debt (see note 9.4).
5.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.
6.Includes Acciaierie d'Italia summarized statement of financial position as of December 31, 2022 adjusted for the fair value adjustments at divestment date (see note 2.3.1).
7.Adjustments in Calvert primarily relate to differences in accounting policies regarding inventory valuation.

	December 31, 2021
Joint Ventures	AMNS India	Acciaierie d'Italia	Calvert	VAMA	Tameh	Borçelik	Al Jubail	Total
Place of incorporation and operation [1]	India	Italy	United States	China	Poland	Turkey	Saudi Arabia
Principal Activity	Integrated flat steel producer [5,6]	Integrated flat steel producer[7]	Automotive steel finishing[8]	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]	Production and sale seamless line pipes and tubes [9]
Ownership and voting rights at December 31, 2021	60.00%	62.00%	50.00%	50.00%	50.00%	50.00%	29.23%
Current assets	5,536	3,643	2,334	293	356	983	573	13,718
of which cash and cash equivalents	1,285	92	256	56	62	155	88	1,994
Non-current assets	6,260	2,669	1,418	679	497	243	1,197	12,963
Current liabilities	764	3,313	1,162	466	376	723	533	7,337
of which trade and other payables and provisions	620	2,840	202	272	330	581	120	4,965
Non-current liabilities	5,770	1,365	790	8	169	56	640	8,798
of which trade and other payables and provisions	331	1,342	—	—	24	44	45	1,786
Net assets	5,262	1,634	1,800	498	308	447	597	10,546
Company's share of net assets	3,157	1,013	900	249	154	224	175	5,872
Adjustments for differences in accounting policies and other	148	146	(34)	—	—	(29)	(16)	215
Carrying amount in the statements of financial position	3,305	1,159	866	249	154	195	159	6,087
Revenue	7,226	3,291	4,808	1,452	721	1,791	334	19,623
Depreciation and amortization	(378)	(119)	(65)	(34)	(34)	(24)	(42)	(696)
Interest income	53	—	—	3	—	1	—	57
Interest expense	(139)	(12)	(28)	(7)	(6)	(18)	(27)	(237)
Income tax benefit (expense)	(71)	211	—	(12)	(4)	(65)	—	59
Income / (loss) from continuing operations	1,436	393	861	95	18	105	(85)	2,823
Other comprehensive income (loss)	818	—	9	—	8	9	—	844
Total comprehensive income (loss)	2,254	393	870	95	26	114	(85)	3,667
Cash dividends received by the Company	—	—	50	—	10	13	—	73

1.The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.
2.Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2021; voting interest was 48.01% at December 31, 2021.
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
6.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
7.Includes Acciaierie d'Italia summarized statement of financial position as of December 31, 2021 adjusted for the fair value adjustments at divestment date (see note 2.3.1). The summarized statement of comprehensive income presents results of Acciaierie d'Italia for the period from April 14, 2021 to December 31, 2021.
8.Adjustments in Calvert primarily relate to differences in accounting policies regarding inventory valuation.
9.The summarized statement of comprehensive income presents results for full year 2021 including Jubail Energy Services Company ("JESCO") results after July 31, 2021.

		December 31, 2020
Joint Ventures	AMNS India	Calvert	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation[1]	India	United States	China	Poland	Turkey
Principal Activity	Integrated flat steel producer [5,6]	Automotive steel finishing	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3,4]
Ownership and voting rights at December 31, 2020	60.00%	50.00%	50.00%	50.00%	50.00%
Current assets	3,528	1,236	252	175	510	5,701
of which cash and cash equivalents	1,137	53	77	43	82	1,392
Non-current assets	5,745	1,261	669	570	257	8,502
Current liabilities	657	805	511	180	283	2,436
of which trade and other payables and provisions	524	138	232	132	271	1,297
Non-current liabilities	5,604	662	23	226	127	6,642
of which trade and other payables and provisions	67	—	—	26	47	140
Net assets	3,012	1,030	387	339	357	5,125
Company's share of net assets	1,807	515	194	170	179	2,865
Adjustments for differences in accounting policies and other	149	24	—	—	(32)	141
Carrying amount in the statements of financial position	1,956	539	194	170	147	3,006
Revenue	3,992	2,693	1,001	420	1,055	9,161
Depreciation and amortization	(371)	(61)	(41)	(48)	(24)	(545)
Interest income	43	—	1	—	1	45
Interest expense	(135)	(33)	(16)	(8)	(12)	(204)
Income tax benefit (expense)	318	—	(6)	(2)	(17)	293
Income / (loss) from continuing operations	472	9	47	7	29	564
Other comprehensive income (loss)	(98)	—	—	6	(4)	(96)
Total comprehensive income (loss)	374	9	47	13	25	468
Cash dividends received by the Company	—	58	—	—	9	67
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
6.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.
AMNS India
AMNS India is an integrated flat carbon steel manufacturer - from iron ore to ready-to-market products with an achievable crude steel capacity of 8.8 million tonnes per annum. Its manufacturing facilities comprise iron making, steelmaking and downstream facilities spread across India.
In 2019, ArcelorMittal and Nippon Steel Corporation ("NSC"), Japan’s largest steel producer and the third largest steel producer in the world, created a joint venture to own and operate AMNS India with ArcelorMittal holding a 60% interest and NSC holding 40%. Through the agreement, both ArcelorMittal and NSC are guaranteed equal board representation and participation in all significant financial and operating decisions. The Company has therefore determined that it does not control the entity, even though it holds 60% of the voting rights. AMNS Luxembourg Holding S.A. ("AMNS

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Luxembourg") is the parent company of the joint venture. ArcelorMittal's 60% interest is accounted for under the equity method.
AMNS India’s main steel manufacturing facility is located at Hazira, Gujarat in western India. It also has:
–two iron ore beneficiation plants close to the mines in Kirandul and Dabuna, with slurry pipelines that then transport the beneficiated iron ore slurry to the pellet plants in the Kirandul-Vizag and Dabuna-Paradeep systems;
–a downstream facility in Pune (including a pickling line, a cold rolling mill, a galvanizing mill, a color coating mill and a batch annealing plant); and
–six service centers in the industrial clusters of Hazira, Indore, Bahadurgarh, Chennai, Kolkata and Pune. It has a complete range of flat rolled steel products, including value added products, and significant iron ore pellet capacity with two main pellet plant systems in Kirandul-Vizag and Dabuna-Paradeep, which have the potential for expansion. Its facilities are located close to ports with deep draft for movement of raw materials and finished goods.
The Resolution Plan which was approved for the acquisition of AMNS India includes a capital expenditure plan of 2.6 billion to be implemented in two stages over six years.
On February 13, 2020 and pursuant to the follow-on funding requirement in accordance with the joint venture formation agreement, AMNS Luxembourg completed an equity injection into AMNS India of 840 mainly through a 475 drawn under the 7 billion bridge term facility agreement guaranteed by ArcelorMittal and a 325 shareholder loan from NSC.
On March 16, 2020, AMNS Luxembourg entered into a 5.1 billion ten-year term loan agreement with various Japanese banks which is guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture. The proceeds of the loan were used on March 27, 2020 to refinance in full the amounts borrowed by the Company in connection with the acquisition of AMNS India, including the amounts borrowed under the 7 billion bridge term facility agreement.
On November 10, 2022, following the approval of the resolution plan by the National Company Law Tribunal ("NCLT") on October 14, 2022, AMNS India completed the acquisition of Uttam Galva Steels Limited subsequently renamed AMNS Khopoli Limited ("AMNSK"), a downstream steel manufacturer in Maharashtra, for which it had made payments to the financial creditors of AMNSK in 2018 and 2019.
On August 26, 2022, AMNS India announced a definitive agreement with Essar Group to acquire, port, power plants and other logistics and infrastructure assets in India for a net value of approximately 2.4 billion. Accordingly, it completed the acquisition of a multi-fuel power plant at Hazira on October 19, 2022 as well as a 25 million-tonne jetty at the all-weather deep draft bulk port terminal at Hazira and a 12 million-tonne deep-water jetty at Paradeep on November 15, 2022.
In terms of iron ore mining assets, AMNS India operates the Thakurani mine in the Keonjhar district of Odisha, which operates at full capacity since the first quarter of 2021 and the Ghoraburhani-Sagasahi mine in the Sudargarh district of Odisha, where AMNS India commenced operations in September 2021. AMNS India has also made acquisitions of certain ancillary assets including Odisha Slurry Pipeline infrastructure Limited ("OSPIL") which secured an important infrastructure asset for raw material supply to the Paradeep pellet plant and Hazira steel plant and a captive power plant at Paradeep in Odisha in January 2021. In September 2021, AMNS India commissioned a 6 million tonnes per annum pellet plant at the port city of Paradeep in Odisha. The plant doubled production capacity at AMNS India’s Paradeep complex to 12 million tonnes, and AMNS India’s total pelletization capacity increased to 20 million tonnes per annum.

In October 2022, AMNS India started an expansion plan representing capital expenditures of approximately 7.4 billion to increase production at the Hazira facility to 15 million tonnes of rolled products by the first half of 2026. The plan includes the construction of two blast furnaces (to start in 2025 and 2026), the capacity increase of the existing blast furnace from 2 to 3 million tonnes per annum and it includes also a CRM2 complex and galvanizing and annealing line, steel shop, hot strip mill and ancillary equipment (including coke, sinter, networks, power, gas, oxygen plant) and raw material handling.
Acciaierie d'Italia
Acciaierie d'Italia is the leading steel producer in Italy and produces high-quality and sustainable steel to be used in a range of vital industry sectors across the domestic steel market such as construction, energy, automotive, home appliances, packaging and transport and for international export. Acciaierie d'Italia has operations across various structurally linked operating sites including Europe’s biggest single-site integrated steel facility in Taranto and rolling mills in Genova and Novi Ligure. Genova is also an important hub in terms of intermodal logistics.
On April 14, 2021, pursuant to the investment agreement signed on December 10, 2020 forming a public-private partnership between Invitalia and ArcelorMittal and providing Invitalia joint control rights, ArcelorMittal recorded its 62% interest at its fair

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
value of 1,205 (see 2.3.1.) at the initial recognition of Acciaierie d'Italia as equity method investment.

On May 31, 2022, Acciaierie d’Italia Holding and Ilva signed an amendment to the Ilva lease agreement (with a conditional purchase obligation) to, among other changes, extend the longstop date for the fulfillment of the conditions precedent (and, therefore, the term of the lease of the Ilva business) by two years until May 31, 2024. In parallel, ArcelorMittal and Invitalia signed an amendment to their investment agreement to extend the latest date for the second equity injection to May 31, 2024 to coincide with the latest date for the fulfillment of the conditions precedent for the purchase of the Ilva business assets and to reflect certain other circumstances. This amendment to the investment agreement confirms Acciaierie d’Italia Holding’s ownership and governance structure until May 2024. At the end of December 2022, in order to address the financial consequences on the Acciaierie d’Italia group of the unprecedented spike in energy costs caused by the Ukraine crisis, ArcelorMittal, the Italian Government and Invitalia agreed, among other things, to accelerate the funding originally envisaged to occur in connection with the acquisition of Ilva’s assets, consisting in particular of €680 million from Invitalia and €70 million from ArcelorMittal (corresponding to an equivalent amount of receivables towards the Acciaierie d’Italia Group), in the form of a convertible shareholder loan made available on February 14, 2023, as a result of which, upon conversion, Invitalia’s stake in Acciaierie d’Italia Holding will be increased to 60% and ArcelorMittal’s will reduce to 40%. The settlement of Invitalia’s shareholder loan was completed on February 17, 2023.
The investment agreement also includes an updated industrial plan envisaging through 2026 investment in lower-carbon steelmaking technologies, including the construction of a 2.5 million tonne electric arc furnace ("EAF"), which is expected to open in mid-2024, and the relining of blast furnace #5, which is expected to start production in 2024.
VAMA
Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan Valin which produces steel for high-end applications in the automobile industry. VAMA supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks.
Calvert
AM/NS Calvert ("Calvert"), a joint venture between the Company and NSC, is a steel processing plant in Calvert, Alabama, United States. Calvert had a 6-year agreement to purchase 2 million tonnes of slabs annually from ThyssenKrupp Steel USA ("TK CSA"), an integrated steel mill complex located in Rio de Janeiro subsequently acquired by Ternium S.A., using a market-based price formula. The slab purchase agreement with Ternium S.A. was terminated with last purchases concluded in May 2021. The remaining slabs for Calvert's operations are sourced from ArcelorMittal plants in Brazil and Mexico and from Cleveland-Cliffs , which following its acquisition of ArcelorMittal USA entered on December 9, 2020 into a new five-year agreement with Calvert (with an automatic three-year extension unless either party provides notice of intent to terminate) for 1.5 million tonnes annually for the initial term and 0.55 million tonnes annually under the extension and which can be reduced with a six-month notice. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center and appliance/ HVAC industries.
Calvert plans to invest in an on-site steelmaking facility through a 1.5 million tonnes capacity EAF (producing slabs for the existing operations and replacing part of the purchased slabs). Construction commenced in March 2021 after obtaining all environmental permits, and the facility is expected to start in the second half of 2023.
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
Al Jubail
ArcelorMittal Tubular Products Al Jubail ("Al Jubail") is a state of the art seamless tube mill in Saudi Arabia designed and built to serve the fast growing energy producing markets of Saudi Arabia, the Middle East, North Africa and beyond.
Al Jubail is a joint venture in which the Company owns a 33.34% interest. On July 31, 2021, Al Jubail completed the acquisition of Jubail Energy Services Company ("JESCO"), a leading producer of carbon steel seamless pipes in Saudi Arabia.
The Company had outstanding shareholder loans given to Al Jubail for 109 as of December 31, 2020. In connection with the shareholding reorganization and completion of the acquisition of JESCO, the Company converted its remaining 109 of shareholders loans and 21 of other receivables into equity and made an additional 50 cash injection to partially finance the acquisition. Following the share conversion and capital injections by ArcelorMittal, the Company's shareholding in Al

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Jubail was diluted from 40.80% to 29.23% as of December 31, 2021. During 2022, the Company made 29 cash injection and converted 14 other receivable into equity. Accordingly, ArcelorMittal's shareholding increased from 29.23% to 33.34%.

2.4.2 Associates
The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates, as well as the income statement of the Company’s material associates:

	December 31, 2022
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland [6]	Total
Financial statements reporting date	June 30, 2022	September 30, 2022	September 30, 2022	December 31, 2022
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2022	37.00%	33.43%	35.00%	25.23%
Current assets	5,081	1,827	3,400	758	11,066
Non-current assets	3,218	2,257	1,802	10,700	17,977
Current liabilities	4,134	640	2,067	770	7,611
Non-current liabilities	314	863	815	3,379	5,371
Non-controlling interests	348	115	416	—	879
Net assets attributable to equity holders of the parent	3,503	2,466	1,904	7,309	15,182
Company's share of net assets	1,296	824	666	1,844	4,630
Adjustments for differences in accounting policies and other	—	150	(43)	(1,488)	(1,381)
Other adjustments[2]	(56)	(183)	50	—	(189)
Carrying amount in the statements of financial position	1,240	791	673	356	3,060
Revenue	3,857	2,715	5,628	482	12,682
Income / (loss) from continuing operations	190	428	236	(136)	718
Other comprehensive income	4	18	62	—	84
Total comprehensive income (loss)	193	446	298	(136)	801
Cash dividends received by the Company	28	10	26	—	64
1.The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
2.Other adjustments correspond to the difference between the carrying amount at December 31, 2022 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose translated with closing rates as of the reporting dates described in the table above. For the year ended December 31, 2020, the Company recognized a 211 impairment loss with respect to its investment in DHS Group.
3.The amount for DHS Group includes an adjustment to align the German GAAP financial information with the Company’s accounting policies and is mainly linked to property, plant and equipment, inventory and pension.
4.Adjustments in Gonvarri Steel Industries primarily relate to differences in accounting policies regarding revaluation of fixed assets.
5.Adjustments in Baffinland primarily relate to differences in accounting policies regarding recognized goodwill. In September 2020, following a legal reorganization that was not a business combination for the Company, its share of fair value remeasurement of 1.5 billion was not recognized in the carrying amount of Baffinland.
6.Following a legal reorganization in September 2020, the Company holds an indirect interest in Baffinland through Nunavut Iron Ore Inc.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland[6]	Total
Financial statements reporting date	June 30, 2021	September 30, 2021	September 30, 2021	December 31, 2021
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2021	37.00%	33.43%	35.00%	25.23%
Current assets	4,636	1,364	2,840	479	9,319
Non-current assets	2,978	2,668	1,797	10,790	18,233
Current liabilities	3,571	472	1,568	477	6,088
Non-current liabilities	533	1,107	716	3,365	5,721
Non-controlling interests	88	103	415	—	606
Net assets attributable to equity holders of the parent	3,422	2,350	1,938	7,427	15,137
Company's share of net assets	1,266	786	678	1,874	4,604
Adjustments for differences in accounting policies and other	—	55	(47)	(1,488)	(1,480)
Other adjustments[2]	66	(191)	(14)	—	(139)
Carrying amount in the statements of financial position	1,332	650	617	386	2,985
Revenue	3,863	2,011	4,465	676	11,015
Income / (loss) from continuing operations	250	(44)	197	(45)	358
Other comprehensive income (loss)	—	7	33	—	40
Total comprehensive income (loss)	250	(37)	230	(45)	398
Cash dividends received by the Company	36	—	17	—	53
1.The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
2.Other adjustments correspond to the difference between the carrying amount at December 31, 2021 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose as of the reporting dates described in the table above. For the year ended December 31, 2020, the Company recognized a 211 impairment loss with respect to its investment in DHS.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2020
Associates	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland [6]	Total
Financial statements reporting date	June 30, 2020	September 30, 2020	September 30, 2020	December 31, 2020
Place of incorporation and operation[1]	Bermuda	Germany	Spain	Canada
Principal Activity	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2020	37.02%	33.43%	35.00%	25.23%
Current assets	3,611	1,330	2,233	538	7,712
Non-current assets	2,507	2,810	1,675	8,295	15,287
Current liabilities	2,780	364	1,087	479	4,710
Non-current liabilities	454	1,165	772	1,050	3,441
Non-controlling interests	46	112	288	1	447
Net assets attributable to equity holders of the parent	2,838	2,499	1,761	7,303	14,401
Company's share of net assets	1,050	835	616	1,843	4,344
Adjustments for differences in accounting policies and other	—	38	(49)	(1,456)	(1,467)
Other adjustments [2]	112	(201)	59	—	(30)
Carrying amount in the statements of financial position	1,162	672	626	387	2,847
Revenue	2,420	1,428	3,065	772	7,685
Net income (loss)	112	(244)	86	73	27
Other comprehensive income (loss)	16	(5)	(67)	—	(56)
Total comprehensive income (loss)	128	(249)	19	73	(29)
Cash dividends received by the Company	28	—	15	—	43
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
China Oriental
China Oriental Group Company Limited (“China Oriental”) is a Chinese integrated iron and steel company listed on the Hong Kong Stock Exchange (“HKEx”). The China Oriental Group has manufacturing plants in Hebei Province and Guangdong Province of the People’s Republic of China (the “PRC”) and sells mainly to customers located in the PRC. The China Oriental Group also carries out property development business which is mainly in the PRC.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
service centers and renewable energy components, with strong presence in Europe and Latin America.
Baffinland
Baffinland Iron Mines Corporation ("Baffinland") owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut (Canada).
During 2020, ArcelorMittal's shareholding in Baffinland slightly decreased from 25.70% to 25.23% following capital calls exclusively fulfilled by Nunavut Iron Ore Inc. (“NIO”). In September 2020, the corporate structure was reorganized whereby NIO became the parent company of Baffinland, and ArcelorMittal together with The Energy and Minerals Group ("EMG") became shareholders of NIO with ArcelorMittal's share in NIO and thus Baffinland unchanged at 25.23%.
NIO accounted for the acquisition of Baffinland as a business combination and the acquisition-date fair value of assets and liabilities was provisional at December 31, 2020. This legal reorganization was not a business combination for the Company which accordingly did not recognize its share of the fair value measurement in the carrying amount of Baffinland.
2.4.3 Other associates and joint ventures that are not individually material
The Company has interests in a number of other joint ventures and associates, none of which are regarded as individually material. The following table summarizes the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2022			December 31, 2021
	Associates	Joint Ventures	Total	Associates	Joint Ventures	Total
Carrying amount of interests in associates and joint ventures	422	911	1,333	383	864	1,247
Share of:
Income from continuing operations	79	239	318	77	386	463
Other comprehensive income (loss)	2	5	7	(4)	—	(4)
Total comprehensive income (loss)	81	244	325	73	386	459
2.4.4 Impairment of associates and joint ventures
For the year ended December 31, 2020, the Company recognized a 211 impairment loss with respect to its investment in DHS Group. For the years ended December 31, 2022 and 2021 the Company concluded there were no impairment triggers.
The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates, nor are there any contingent liabilities incurred jointly with other investors. See note 9.4 for disclosure of commitments related to associates and joint ventures.
2.4.5 Investments in joint operations
The Company had investments in the following joint operations as of December 31, 2022 and 2021:
Peña Colorada
Peña Colorada is an iron ore mine located in Mexico in which ArcelorMittal holds a 50.00% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility. Peña Colorada is part of the NAFTA segment.
2.5 Other investments
Other investments include those investments in equity instruments for which the Company does not have significant influence. The Company irrevocably elected to present the changes in fair value of such equity instruments, which are not held for trading, in other comprehensive income, because these investments are held as long-term strategic investments that are not expected to be sold in the short to medium-term. Other investments include the following:

	December 31,
	2022	2021
Erdemir	910	885
ArcelorMittal XCarb	76	83
Stalprodukt S.A.	58	77
Others	75	101
Investments in equity instruments at FVOCI	1,119	1,146

The Company’s significant investments in equity instruments at FVOCI at December 31, 2022 and 2021 were the following:
Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)
Erdemir is the leading steel producer in Turkey and produces plates, hot and cold rolled, tin chromium and zinc coated flat steel and supplies basic inputs to automotive, white goods, pipes and tubes, rolling, manufacturing, electrics-electronics, mechanical engineering, energy, heating equipment, shipbuilding, defense and packaging industries. Unrealized

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
gains recognized in other comprehensive income were 66 and 437 for the year ended December 31, 2022 and 2021, respectively.
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
On February 9, 2021 and June 18, 2021, ArcelorMittal completed the sale of 40 million and 38.2 million common shares in Cleveland-Cliffs, respectively, as part of a combined primary and secondary public offering of Cleveland-Cliffs shares for total net proceeds of 1,377. The accumulated gain of 357 (267 net of tax) recognized in other comprehensive income was transferred to retained earnings. On July 28, 2021, Cleveland-Cliffs redeemed the preferred shares and following the completion of the review of the redemption notice, ArcelorMittal received 1,303. The accumulated gain of 543 (411 net of tax) recognized in other comprehensive income was transferred to retained earnings.
ArcelorMittal’s XCarb™ innovation fund
ArcelorMittal has launched an innovation fund which will invest up to 100 annually in groundbreaking companies developing pioneering or breakthrough technologies which will accelerate the steel industry's transition to carbon neutral steelmaking.
During 2022 and 2021 the Company has invested 43 and 80, respectively, through its XCarb innovation fund of which 43 and 50, respectively, in equity instruments at FVOCI. Unrealized gains recognized in other comprehensive income were 50 and 33 for the year ended December 31, 2022 and 2021, respectively.
Stalprodukt S.A.
Stalprodukt S.A. is a leading manufacturer and exporter of highly processed steel products based in Poland. Unrealized (losses) recognized in other comprehensive income were (7)
and (12) for the year ended December 31, 2022 and 2021, respectively. In 2022 the Company sold 117,187 shares for total consideration of 6. The accumulated loss recognized in other comprehensive income of 2 was transferred to retained earnings.
In 2020 the Company sold its remaining 1.8 million shares in Powercell Sweden AB, a leading developer and producer of fuel cell and fuel cell systems with high-power density for the automotive, marine and stationary segments, for total consideration of 59. The accumulated gain recognized in other comprehensive income of 28 was transferred to retained earnings.
2.6 Income (loss) from investments in associates, joint ventures and other investments
Income (loss) from investments in associates, joint ventures and other investments consisted of the following:

	Year ended December 31,
	2022	2021	2020
Share in net earnings of equity-accounted companies	1,193	2,091	430
Impairment charges	—	—	(211)
Gain (loss) on disposal	—	16	—
Dividend income [1]	124	97	15
Total	1,317	2,204	234
1.Mainly 117, 89 and 12 dividend income from Erdemir in 2022, 2021 and 2020, respectively.

For the year ended December 31, 2021, the gain on disposal corresponded to the gain on dilution of the Company's interest in Al Jubail (see note 2.4.1).
For the year ended December 31, 2020, impairment charges of 211 related to DHS where the carrying value of the investment exceeded its fair value (see note 2.4.2).
NOTE 3: SEGMENT REPORTING
3.1 Reportable segments
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at AMMC and ArcelorMittal Liberia Ltd, and continues to provide technical support to all mining operations within the Company. Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. Only the seaborne-oriented operations of AMMC and

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
ArcelorMittal Liberia Ltd are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that they primarily supply.
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. The Company's CODM as of December 31, 2022 was the Executive Office - comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
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
ArcelorMittal’s segments are structured as follows:
•NAFTA represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States (on December 9, 2020, the Company divested ArcelorMittal USA see note 2.3.1). NAFTA produces hot briquetted iron and flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of the NAFTA operations includes sourcing from iron ore captive mines in Mexico and iron ore and coal captive mines in the United States (until disposal of ArcelorMittal USA on December 9, 2020 as mentioned above) to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements. The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
•ACIS produces a combination of flat, long and tubular products. Its steel facilities are located in South Africa, Ukraine and Kazakhstan. The raw material supply of the ACIS operations includes sourcing from iron ore captive mines in Kazakhstan and Ukraine and coal captive mines in Kazakhstan.
•The Mining segment comprises the mines owned by ArcelorMittal in Canada and Liberia. It provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following table summarizes certain financial data for ArcelorMittal’s operations by reportable segments.

	NAFTA	Brazil	Europe	ACIS	Mining	Others [1]	Elimination	Total
Year ended December 31, 2022
Sales to external customers	13,716	11,929	47,015	5,863	1,305	16	—	79,844
Intersegment sales [2]	58	1,803	248	505	2,091	16	(4,721)	—
Operating income (loss)	2,818	2,775	4,292	(930)	1,483	(315)	149	10,272
Depreciation and amortization	(427)	(246)	(1,268)	(369)	(234)	(36)	—	(2,580)
Impairment	—	—	—	(1,026)	—	—	—	(1,026)
Capital expenditures	500	708	1,204	483	488	85	—	3,468
Year ended December 31, 2021
Sales to external customers	12,492	10,830	43,200	8,392	1,640	17	—	76,571
Intersegment sales [2]	38	2,026	134	1,462	2,405	17	(6,082)	—
Operating income (loss)	2,800	3,798	5,672	2,705	2,371	(228)	(142)	16,976
Depreciation and amortization	(325)	(228)	(1,252)	(450)	(228)	(40)	—	(2,523)
Impairment reversal	—	—	218	—	—	—	—	218
Capital expenditures	369	412	1,282	619	302	24	—	3,008
Year ended December 31, 2020
Sales to external customers	13,438	5,613	27,989	5,034	1,185	11	—	53,270
Intersegment sales [2]	230	723	82	703	1,600	13	(3,351)	—
Operating income (loss)	1,684	777	(1,439)	209	1,247	(268)	(100)	2,110
Depreciation and amortization	(537)	(228)	(1,418)	(492)	(243)	(42)	—	(2,960)
Impairment / reversal	660	—	(527)	—	—	—	—	133
Capital expenditures	527	217	1,040	476	140	39	—	2,439
1.Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
2.Transactions between segments are reported on the same basis of accounting as transactions with third parties.

The reconciliation from operating income to net income (including non-controlling interests) is as follows:

	Year ended December 31,
	2022	2021	2020
Operating income	10,272	16,976	2,110
Income from investments in associates and joint ventures	1,317	2,204	234
Financing costs - net	(334)	(1,155)	(1,256)
Income before taxes	11,255	18,025	1,088
Income tax expense	1,717	2,460	1,666
Net income (including non-controlling interests)	9,538	15,565	(578)
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Sales (by destination)

	Year ended December 31,
	2022	2021	2020
Americas
United States [1]	8,835	7,300	9,991
Brazil	8,715	8,204	4,396
Canada	4,188	4,282	2,537
Mexico	2,876	2,356	1,707
Argentina	1,908	1,440	679
Others	1,538	1,826	872
Total Americas	28,060	25,408	20,182
Europe
Germany	7,761	6,541	4,200
Poland	5,930	5,298	3,231
France	5,703	4,874	3,115
Spain	4,737	4,187	2,817
Italy[2]	4,017	5,426	3,195
Czech Republic	1,432	1,362	752
Turkey	1,231	1,508	1,075
United Kingdom	1,593	1,519	966
Belgium	2,110	1,847	1,274
Netherlands	1,774	1,623	878
Russia	996	1,583	804
Romania	461	443	335
Ukraine	464	948	515
Others	6,310	5,025	3,148
Total Europe	44,519	42,184	26,305
Asia & Africa
South Africa	2,259	2,448	1,366
Morocco	806	689	492
Egypt	120	85	103
Rest of Africa	499	1,068	619
China	765	943	1,622
Kazakhstan	625	747	425
South Korea	383	608	331
India	131	142	142
Rest of Asia	1,677	2,249	1,683
Total Asia & Africa	7,265	8,979	6,783
Total	79,844	76,571	53,270
1.On December 9, 2020, the Company completed the sale of ArcelorMittal USA. Sales of divested operations were consolidated by ArcelorMittal until December 9, 2020, see note 2.3.1.
2.Sales in Italy includes sales from Acciaierie d'Italia until April 14, 2021 (see note 2.3.1).

Revenues from external customers attributed to the country of domicile (Luxembourg) were 206, 185 and 114 for the years ended December 31, 2022, 2021 and 2020, respectively.
Non-current assets1 per significant country:

	December 31,
	2022	2021
Americas
Canada	5,105	5,252
Brazil	4,075	3,306
United States[2]	1,079	117
Mexico	1,747	1,550
Argentina	404	342
Venezuela	24	31
Others	19	17
Total Americas	12,453	10,615
Europe
France	3,618	3,754
Germany	2,457	2,543
Belgium	2,534	2,616
Poland	2,302	2,312
Ukraine[3]	658	2,299
Spain	1,978	2,153
Luxembourg	1,998	1,476
Bosnia and Herzegovina	161	168
Romania	26	24
Czech Republic	27	28
Others	271	186
Total Europe	16,030	17,559
Asia & Africa
Kazakhstan	1,555	1,449
South Africa	567	511
Liberia	420	160
Morocco	88	97
Others	190	178
Total Asia & Africa	2,820	2,395
Unallocated assets	26,126	25,004
Total	57,429	55,573
1.Non-current assets do not include goodwill, deferred tax assets, investments in associates and joint ventures, other investments and other non-current financial assets (as they are not allocated to the individual countries). Such assets are presented under the caption “Unallocated assets”.
2.United States includes ArcelorMittal Texas HBI acquired on June 30, 2022 (see note 2.2.4).
3.Ukraine includes an impairment charge related to property, plant and equipment and intangibles with respect to ArcelorMittal Kryvyi Rih (see note 5.3).
3.3 Sales by type of products
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Mining

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
products relate to the Company's own production. Others mainly include non-steel and by-products sales, manufactured and specialty steel products sales, shipping and other services.

	Year ended December 31,
	2022	2021	2020
Flat products	44,776	41,895	31,584
Long products	17,486	18,118	11,117
Tubular products	2,683	2,233	1,343
Mining products	1,391	1,860	1,451
Others	13,508	12,465	7,775
Total	79,844	76,571	53,270

3.4 Disaggregated revenue
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers:

Year ended December 31, 2022	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	12,796	11,133	41,804	5,061	—	—	70,794
Non-steel sales [1]	491	189	2,212	373	1,274	—	4,539
By-product sales [2]	97	125	1,397	173	—	—	1,792
Other sales [3]	332	482	1,602	256	31	16	2,719
Total	13,716	11,929	47,015	5,863	1,305	16	79,844

Year ended December 31, 2021	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	12,127	10,225	38,302	7,148	—	—	67,802
Non-steel sales [1]	1	202	2,240	769	1,607	—	4,819
By-product sales [2]	132	111	943	171	—	—	1,357
Other sales [3]	232	292	1,715	304	33	17	2,593
Total	12,492	10,830	43,200	8,392	1,640	17	76,571

Year ended December 31, 2020	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	12,791	5,226	25,437	4,232	—	—	47,686
Non-steel sales [1]	141	108	620	452	1,154	—	2,475
By-product sales [2]	83	82	553	90	—	—	808
Other sales [3]	423	197	1,379	260	31	11	2,301
Total	13,438	5,613	27,989	5,034	1,185	11	53,270
1.Non-steel sales mainly relate to iron ore, coal, scrap and electricity.
2.By-product sales mainly relate to slag, waste and coke by-products.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
The Company’s payment terms range from 30 to 90 days from date of delivery, depending on the market and product sold. The Company received 384 as advances from its customers which are classified as unsatisfied performance obligations and recognized as liabilities in line with IFRS 15. The Company expects 100% of these unsatisfied performance obligations as of December 31, 2022 to be recognized as revenue during 2023 as the Company’s contracts have an original expected duration of one year or less.
The tables below summarize the movements relating to the Company's trade receivable and other for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
Trade accounts receivable and other - opening balance	5,143	3,072	3,569
Performance obligations satisfied	79,844	76,571	53,270
Payments received	(80,977)	(74,036)	(53,194)
Impairment of receivables (net of write backs and utilization)	—	(69)	(16)
Reclassification of the period-end receivables from /(to) held for sale and recognition (derecognition) of receivables related to business combination and divestments [1]	190	182	(724)
TSR receivables retained in ArcelorMittal USA divestment [2]	—	(260)	260
Foreign exchange and others	(361)	(317)	(93)
Trade accounts receivable and other - closing balance	3,839	5,143	3,072
1. 2022 includes receivables acquired as part of acquisition of ArcelorMittal Texas HBI (see note 2.2.4). 2021 and 2020 include mainly receivables from the joint venture Acciaierie d'Italia (see note 2.3.1).
2.See note 6.1.3.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
4.2 Cost of sales
Cost of sales includes the following components:

	Year ended December 31,
	2022	2021	2020
Materials	51,353	42,737	34,599
Labor costs	6,721	6,886	7,690
Logistic expenses	4,096	3,931	3,474
Depreciation and amortization	2,580	2,523	2,960
Net impairment charges/ (reversal) (see note 5.3)	1,026	(218)	(133)
Gain on ArcelorMittal USA disposal [1]	—	—	(1,460)
Other	1,533	1,478	2,008
Total	67,309	57,337	49,138
1. See note 2.3.1
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
ArcelorMittal’s policy is to record an allowance for expected lifetime credit losses and a charge in selling, general and administrative expense when a specific account is deemed uncollectible. The Company concluded that a trade receivable is in default when it is overdue by more than 180 days. Based on historical experience and analysis, the Company concluded that there is a risk of default as such receivables are generally not recoverable and therefore provided for, unless the collectability can be clearly demonstrated. Uninsured trade receivables and the associated allowance are written off when ArcelorMittal has exhausted its recovery efforts and enforcement options. ArcelorMittal continuously considered the impacts on the current economic environment in its risk of default assessment for receivables outstanding less than 180 days. Receivables aged 31 days or older and uninsured trade receivables remain consistent with historical levels and the Company did not identify any expected increased risk of default.
Trade accounts receivable and allowance for lifetime expected credit losses

	December 31,
	2022	2021
Gross amount	4,029	5,349
Allowance for lifetime expected credit losses	(190)	(206)
Total	3,839	5,143
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
Exposure to credit risk by reportable segment
The maximum exposure to credit risk for trade accounts receivable by reportable segment is as follows:

	December 31,
	2022	2021
NAFTA	289	330
Brazil	1,127	1,308
Europe	2,011	2,959
ACIS	347	444
Mining	65	102
Total	3,839	5,143

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Aging of trade accounts receivable

	December 31,			December 31,
	2022			2021
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	3,063	(17)	3,046	4,280	(30)	4,250
Overdue 1-30 days	366	(2)	364	322	(1)	321
Overdue 31-60 days	120	(1)	119	80	—	80
Overdue 61-90 days	40	—	40	121	—	121
Overdue 91-180 days	97	(2)	95	210	(2)	208
More than 180 days	343	(168)	175	336	(173)	163
Total	4,029	(190)	3,839	5,349	(206)	5,143
The movements in the allowance are calculated based on lifetime expected credit loss model for 2022, 2021 and 2020. The allowances in respect of trade accounts receivable during the periods presented are as follows:

	Year ended December 31,
	2022	2021	2020
Allowance - opening balance	206	136	129
Additions	19	87	27
Write backs / utilization	(19)	(18)	(11)
Foreign exchange and others	(16)	1	(9)
Allowance - closing balance	190	206	136
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are derecognized from the consolidated statements of financial position at the moment of sale. The Company classifies trade receivables subject to TSR programs as financial assets that are held to collect or to sell and recognizes them at FVOCI (see note 6). The fair value measurement is determined based on the invoice amount net of TSR expense payable, a Level 3 unobservable input. The TSR expense is insignificant due to the rate applicable and the short timeframe between the time of sale and the invoice due date. Any loss allowance for these trade receivables is recognized in OCI. As of December 31, 2022 and 2021, the total amount of trade accounts receivables sold amounted to $5.3 billion and $5.2 billion, respectively.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,629 and 1,023 as of December 31, 2022 and 2021, respectively, are comprised of the following:

	December 31,
	2022	2021
Finished products	5,906	5,743
Production in process	5,343	5,101
Raw materials	6,639	7,137
Manufacturing supplies, spare parts and other [1]	2,199	1,877
Total	20,087	19,858
1.Including spare parts of 1.5 billion and 1.4 billion, and manufacturing and other supplies of 0.7 billion and 0.5 billion as of December 31, 2022 and 2021, respectively.
Movements in the inventory write-downs are as follows:

	Year ended December 31,
	2022	2021	2020
Inventory write-downs - opening balance	1,023	1,079	1,760
Additions [1]	759	178	294
Deductions / Releases [2]	(136)	(236)	(878)
Foreign exchange and others	(17)	2	(97)
Inventory write-downs - closing balance	1,629	1,023	1,079
1.Additions refer to write-downs of inventories excluding those utilized or written back during the same financial year.
2.Deductions/releases correspond to write-backs and utilization related to the prior periods.
4.5 Prepaid expenses and other current assets

	December 31,
	2022	2021
VAT receivables	1,144	986
Prepaid expenses and non-trade receivables	732	566
Financial amounts receivable	122	108
Income tax receivable	158	106
Receivables from public authorities	152	127
Receivables from sale of intangible, tangible and financial assets	67	48
Derivative financial instruments (notes 6.1 and 6.3)	737	2,985
CO2 emission rights	491	458
Other [1]	175	183
Total	3,778	5,567
1.Other included mainly advances to employees, accrued interest and other miscellaneous receivables.

4.6 Other assets
Other assets consisted of the following:

	December 31,
	2022	2021
Derivative financial instruments (notes 6.1 and 6.3)	835	318
Financial amounts receivable	429	411
Long-term VAT receivables	74	179
Cash guarantees and deposits	155	94
Receivables from public authorities	73	60
Accrued interest	24	29
Receivables from sale of intangible, tangible and financial assets	139	150
Income tax receivable	68	61
Other [1]	124	159
Total	1,921	1,461
1.Other mainly includes assets in pension funds and other amounts receivable.
4.7 Trade accounts payable and other
Trade accounts payable are obligations to pay for goods that have been acquired in the ordinary course of business from suppliers. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The carrying value of trade accounts payable approximates fair value. The Company’s average outstanding number of trade payable days amounted to 81 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about 2.8 billion of trade payables were subject to early discount by its suppliers in 2022 as compared to 2.7 billion in 2021).

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
4.8 Accrued expenses and other liabilities
Accrued expenses and other liabilities were comprised of the following:

	December 31,
	2022	2021
Accrued payroll and employee related expenses	1,415	1,545
Accrued interest and other payables	1,049	1,207
Payable from acquisition of intangible, tangible & financial assets	1,123	615
Other amounts due to public authorities	652	833
Derivative financial instruments (notes 6.1 and 6.3)	379	316
Put option liability ArcelorMittal Sul Fluminense (note 11.5.2)	179	252
Unearned revenue and accrued payables	67	63
Total	4,864	4,831
NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS
5.1 Goodwill and intangible assets
The carrying amounts of goodwill and intangible assets are summarized as follows:

	December 31,
	2022	2021
Goodwill on acquisitions	3,767	3,931
Concessions, patents and licenses	208	195
Customer relationships and trade marks	133	80
Emission rights[1]	748	167
Other	47	52
Total	4,903	4,425
1.Including 671 at December 31, 2022 delivered from forward purchases at maturity (see note 6.1.5).
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
Goodwill acquired in business combinations for each of the Company’s operating segments is as follows:

	December 31, 2021	Acquisitions[1]	Foreign exchange differences and other movements	December 31, 2022
NAFTA	1,576	—	(36)	1,540
Brazil	1,010	—	60	1,070
Europe	499	55	(31)	523
ACIS	846	—	(212)	634
Total	3,931	55	(219)	3,767

1. See note 2.2.4

	December 31, 2020	Acquisitions	Foreign exchange differences and other movements	December 31, 2021
NAFTA	1,566	—	10	1,576
Brazil	1,069	—	(59)	1,010
Europe	540	—	(41)	499
ACIS	817	—	29	846
Total	3,992	—	(61)	3,931
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
ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, France, Germany, Luxembourg, Poland and Spain. In Ontario, Canada, ArcelorMittal's operations have been subject to output based pricing system regulations since January 1, 2019 but effective January 1, 2022, they are regulated on carbon pricing under the Ontario Emissions Performance System (“OEPS”). In South Africa, a CO2 tax system was introduced in 2019.
Emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded at nil value and purchased emission rights are recorded at cost.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2020	400	1,148	180	1,728
Acquisitions[1]	35	—	210	245
Disposals	(6)	—	—	(6)
Foreign exchange differences	(54)	(69)	(21)	(144)
Transfers from assets held for sale	12	—	11	23
Transfers and other movements	30	2	10	42
At December 31, 2021	417	1,081	390	1,888
Acquisitions[1]	54	—	743	797
Acquisitions through business combination (note 2.2.4)	11	70	—	81
Disposal	—	—	(3)	(3)
Foreign exchange differences	(43)	(60)	(12)	(115)
Transfers and other movements	7	—	(128)	(121)
At December 31, 2022	446	1,091	990	2,527

Accumulated amortization and impairment losses
At December 31, 2020	210	1,058	140	1,408
Disposal	(5)	—	—	(5)
Amortization charge	50	7	33	90
Foreign exchange differences	(44)	(64)	(13)	(121)
Transfers from assets held for sale	9	—	9	18
Transfers and other movements	2	—	2	4
At December 31, 2021	222	1,001	171	1,394
Amortization charge	50	6	31	87
Impairment charge (note 5.3)	6	—	—	6
Foreign exchange differences	(33)	(50)	(7)	(90)
Transfers and other movements	(7)	1	—	(6)
At December 31, 2022	238	958	195	1,391

Carrying amount
At December 31, 2021	195	80	219	494
At December 31, 2022	208	133	795	1,136
1.Acquisitions in 'other' mainly relate to CO2 emission rights.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 286, 270 and 245 for the years ended December 31, 2022, 2021 and 2020, respectively and were recognized in selling, general and administrative expenses.

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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
The residual values and useful lives of property, plant and equipment are reviewed at each reporting date and adjusted if expectations differ from previous estimates. Depreciation methods applied to property, plant and equipment are reviewed at each reporting date and changed if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset. In the context of the 2021 annual review of useful lives and considering the expected date of retirement of certain assets in particular blast furnaces, basic oxygen furnaces, sinter plants and coke plants following the implementation of the Company's decarbonization strategy involving the construction of DRI - EAF facilities, the Company decreased estimates of residual useful lives of such items of property, plant and equipment for its flat carbon operations in the EU and in Canada.
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
Mineral Reserves and resources
Mineral Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. Furthermore, mineral resource estimates constitute the part of a mineral deposit that have the potential to be economically and legally extracted or produced at the time of the resource determination. In order to estimate mineral reserves, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. The potential for economic viability and estimate of mineral resources is established through high level and conceptual engineering studies.
Estimating the quantity and/or grade of mineral reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. The estimation of mineral resource is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Because the economic assumptions used to estimate mineral reserves and mineral resources change from period to period, and because additional geological data is generated during the course of operations, estimates of mineral reserves and mineral resources may change from period to period. Changes in reported mineral reserves and mineral resources may affect the

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Company’s financial results and financial position in a number of ways, including the following:
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Property, plant and equipment and biological assets are summarized as follows:

	Land, buildings and Improvements	Machinery, equipment and other[2]	Construction in progress	Right-of-use assets	Mining Assets	Total
Cost
At December 31, 2020	10,738	36,599	3,963	1,598	3,284	56,182
Additions	16	239	2,416	313	11	2,995
Acquisitions through business combinations (note 2.2.4)	34	5	—	—	—	39
Foreign exchange differences	(910)	(3,311)	(97)	(104)	(14)	(4,436)
Disposals	(66)	(553)	(2)	—	(5)	(626)
Transfers from assets held for sale	156	827	14	2	—	999
Other movements [1]	153	1,542	(1,761)	(59)	131	6
At December 31, 2021	10,121	35,348	4,533	1,750	3,407	55,159
Additions	34	220	3,533	381	33	4,201
Acquisitions through business combinations (note 2.2.4)	193	742	70	37	—	1,042
Foreign exchange differences	(811)	(3,344)	(109)	(124)	(87)	(4,475)
Disposals	(137)	(545)	(4)	—	(18)	(704)
Other movements [1]	76	1,712	(2,136)	(41)	105	(284)
At December 31, 2022	9,476	34,133	5,887	2,003	3,440	54,939

Accumulated depreciation and impairment
At December 31, 2020	3,808	18,136	994	559	2,063	25,560
Depreciation charge for the year	320	1,801	—	190	122	2,433
Impairment reversal (note 5.3)	(37)	(181)	—	—	—	(218)
Disposals	(49)	(517)	—	—	(5)	(571)
Foreign exchange differences	(546)	(2,459)	(10)	(37)	(13)	(3,065)
Transfers from assets held for sale	154	804	7	—	—	965
Other movements [1]	(7)	12	8	(34)	1	(20)
At December 31, 2021	3,643	17,596	999	678	2,168	25,084
Depreciation charge for the year	283	1,893	—	193	124	2,493
Impairment (note 5.3)	146	688	155	10	21	1,020
Disposals	(109)	(502)	(1)	—	(18)	(630)
Foreign exchange differences	(496)	(2,403)	(9)	(59)	(68)	(3,035)
Other movements [1]	(19)	(71)	(17)	(29)	(24)	(160)
At December 31, 2022	3,448	17,201	1,127	793	2,203	24,772

Carrying amount
At December 31, 2021	6,478	17,752	3,534	1,072	1,239	30,075
At December 31, 2022	6,028	16,932	4,760	1,210	1,237	30,167
1.Other movements predominantly represent transfers from construction in progress to other categories and retirement of fully depreciated assets.
2.Machinery, equipment and other includes biological assets of 47 and 38 as of December 31, 2022 and 2021, respectively, and bearer plants of 37 and 29 as of December 31, 2022 and 2021, respectively.

The carrying amount of temporarily idle property, plant and equipment at December 31, 2022 and 2021 was 380 and 8 including 39 and nil in Brazil, 6 and 4 in NAFTA, 89 and 4 in the Europe segment and 246 and nil in the ACIS segment, respectively.
The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was nil and 11 at December 31, 2022 and 2021 respectively. Such assets are carried at their recoverable amount.
Assets pledged as security
See note 9.4 for information about assets pledged as security by the Company.
Capital commitments
See note 9.4 for information about contractual commitments for acquisition of property, plant and equipment by the Company.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
5.3 Impairment of intangible assets, including goodwill, and tangible assets
Net impairment charges/(reversals) were as follows:

	Year ended December 31,
Type of asset	2022	2021	2020
Intangible assets	6	—	—
Tangible assets	1,020	(218)	(133)
Total	1,026	(218)	(133)
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
The recoverable amounts of the GCGUs are mainly determined based on their value in use. The value in use of each GCGU is determined by estimating future cash flows. The 2022 impairment test of goodwill did not include the GCGU corresponding to the Mining segment (as from April 1, 2021, ArcelorMittal implemented changes to its organizational structure - see note 1.1) as goodwill allocated to this GCGU was fully impaired in 2015. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. In addition, with respect to raw material price assumptions, the Company applied a range of $70 per tonne to $110 per tonne for iron ore ($71 per tonne to $112 per tonne in 2021) and $170 per tonne to $268 per tonne ($144 per tonne to $240 per tonne in 2021) for coking coal. Cash flow forecasts adjusted for the risks specific to the tested assets are derived from the most recent financial plans approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.
The Company considered its exposure to certain climate-related risks which could affect its estimates of future cash flow projections applied for the determination of the recoverable amount of its GCGUs and CGUs. With the switch to electric vehicles and the move to wind and solar power generation, the Company sees additional opportunities as customers deepen their understanding of embedded and lifecycle emissions of the materials where steel compares favorably. ArcelorMittal's most substantial climate-related policy risk is the EU Emissions Trading scheme ("'ETS"), which applies to all its European plants. The risk concerns the Company's primary steelmaking plants which are exposed to this regulation and yet unprotected against competition from imported steel. The Company is committed to the objectives of the Paris agreement and announced its ambition to reduce carbon emissions by 35% in Europe and 25% group-wide by 2030 and achieve group-wide carbon neutrality by 2050. These announced goals will require significant long-term investments which require global level playing field, access to abundant and affordable clean energy, facilitating necessary energy infrastructure, access to sustainable finance for low-emissions steelmaking and accelerated transition to a circular economy. In addition, the Company considered the legal obligation of carbon neutrality by 2050 effective within the EU and in Canada following adoption of the Climate Law and the Net Zero Emission Accountability Act, respectively. Accordingly, with respect to its flat steel operations in the EU and in Canada, ArcelorMittal concluded that future decarbonization capital expenditures, which correspond essentially to the construction of DRI-EAF facilities, are necessary to maintain the level of economic benefits expected to arise from the assets in their current condition and should therefore be included in the Company’s assumptions for future cash flows of the recoverable amount of the respective GCGUs and CGUs. At the same time, the Company is engaged in developing in the near to medium term a range of innovative low-emission technologies for the transition to decarbonized steel including the Smart Carbon route and the Hydrogen-DRI route and required investments are considered either in the Company's future cash flow projections or in the context of joint ventures, as an element of the Company's best estimate of capital expenditures which are committed and/or being implemented. The Company acknowledged that CGUs and GCGUs applying the blast furnace basic oxygen furnace "BF-BOF" route in other jurisdictions than the EU and Canada will apply decarbonization at a different pace. They may also not yet be subject to a legal obligation of carbon neutrality, as a result of which future decarbonization capital expenditures may not be included in their value in use calculations. Accordingly, the Company increased risk premiums included in their discount rates until they are able to accelerate their decarbonization strategy to meet the 2050 carbon neutrality objective and a legal obligation arises in the relevant jurisdiction. Additionally, the Company’s assumptions for future cash flows include an estimate for costs that the Company expects to incur to acquire emission allowances, which primarily impacts the flat steel operations in the EU and in Canada. The assumption for carbon emission cost is based on historical experience, implementation

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
of decarbonization strategies to mitigate or otherwise offset such future costs and information available of future regulatory or operational changes. Due to economic developments, uncertainties over the pace of transition to low-emission technologies, political and environmental actions that will be taken to meet the carbon reduction goals, regulatory changes and emissions activity arising from climate-related matters, the Company’s assumptions used in the recoverable amount calculations, such as capital expenditure, carbon emission costs and other assumptions are inherently uncertain and may ultimately differ from actual amounts.
The assumptions used in the value in use calculations are inherently uncertain and require management judgment. The Company's process includes specific consideration given to the most recent short, medium and long-term price forecasts and discount rates consistent with external information, expected production and shipment volumes and updated development plans, operating costs and capital expenditure plans. While in the first half of 2022, operating margins, supported by a continuation of the buoyant market conditions in which the Company was operating throughout 2021, benefited from a continuing strong price environment and favorable supply demand balance following a prolonged period of destocking, in the second half of 2022, operating margins were significantly lower as a result of negative price-cost effect, elevated energy costs and lower steel shipments. Due to the non-recurrence of the destocking effects that weighed on demand particularly in the final months of 2022, apparent steel consumption is expected to recover in 2023 and the Company expects growth in steel shipments.
Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each CGU, including beta, cost of debt and capital structure was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets and CGU specific country risk premiums were applied. GCGU weighted average pre-tax discount rates were as follows in 2022 and 2021:

	NAFTA	Brazil	Europe	ACIS
GCGU weighted average pre-tax discount rate used in 2022 (in %)	13.3	18.7	10.6	18.4
GCGU weighted average pre-tax discount rate used in 2021 (in %)	11.3	15.6	8.6	14.7
Once recognized, impairment losses for goodwill are not reversed.
There were no impairment charges recognized with respect to goodwill following the Company’s impairment tests as of October 1, 2022 and October 1, 2021. The total value in use calculated for all GCGUs decreased overall in 2022 as compared to 2021 primarily as a result of higher discount rates.
In validating the value in use determined for the GCGUs, the Company performed a sensitivity analysis of key assumptions used in the discounted cash-flow model (such as discount rates, average steel selling prices and shipments). As of December 31, 2022, the Company believes that reasonably possible changes in key assumptions could cause an impairment loss to be recognized in respect of the ACIS segment.
ACIS produces a combination of flat and long products. Its facilities are located in Africa, Ukraine and the Commonwealth of Independent States. ACIS is significantly sufficient in raw materials. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. ACIS is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth. Discount rates may be affected by changes in countries’ specific risks; such risk premium increased significantly in 2022 in Ukraine in the context of the war with Russia. The latter also led to substantially lower levels of production, shipments and revenue at ArcelorMittal Kryvyi Rih and such conditions are expected to continue throughout 2023. The ACIS value in use model anticipates a limited increase in sales volumes in 2023 (8.3 million tonnes) as compared to 2022 (6.4 million tonnes) with stable shipments after 2024. Average selling prices in the model are expected to decrease steadily over time. The table below describes the amount by which the value assigned to a key assumption must change in order for the recoverable amount to equal the carrying amount.

ACIS
Excess of recoverable amount over carrying amount	276
Increase in pre-tax discount rate (change in basis points)	80
Decrease in average selling price (change in %)	1.4%
Decrease in shipments (change in %)	3.7%
Impairment test of property, plant and equipment and intangibles (excluding goodwill)
At each reporting date, ArcelorMittal reviews the carrying amounts of its intangible assets (excluding goodwill) and tangible assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its fair value less cost of disposal and its value in use.
In estimating its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of cost of sales (see note 4.2) in the consolidated statements of operations.
In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash inflows that are largely independent from the cash inflows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2022, the Company determined it has 46 cash-generating units as compared to 58 as of December 31, 2021 mainly as a result of the amalgamation of certain CGUs in Europe).
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
Impairment charges and reversals relating to property, plant and equipment and intangibles (excluding goodwill) were as follows for the years ended December 31, 2022, 2021 and 2020:
2022
In 2022, the Company recognized a 1,026 impairment charge related to property, plant and equipment (1,020) and intangibles (6) with respect to ArcelorMittal Kryvyi Rih (Ukraine) in the ACIS segment as a result of the ongoing conflict in Russia, which resulted in low level of production, sales and net income and created significant uncertainty about the timing and ability of operations to return to a normal level of activity. Adverse geopolitical conditions, which resulted in a substantial increase in the discount rate applied by the Company in its recoverable amount (value in use) calculation, deteriorated further during the fourth quarter of 2022 following attacks against Ukrainian power infrastructures causing additional operational issues for ArcelorMittal Kryvyi Rih and the concerns about an intensification of the conflict in connection with the announcements of delivery of heavy military equipment by western countries. The Company applied separate discount rates over the discrete projections period, including a higher country risk premium for 2023 cash flow projections and a return to pre-war country risk premium in the course of 2024 and for the terminal value calculation as value in use is sensitive to a difference in country risk for different periods.

Cash-Generating Unit	Region	Operating Segment	Recoverable Amount (Value in Use)	Total Impairment Recorded	2022 Pre-Tax Discount Rates		2021 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2022
					Applied to 2023 projections	Applied to subsequent projections
ArcelorMittal Kryvyi Rih	Ukraine	ACIS	1,003	1,026	47.1%	20.0%	16.9%	655
2021
In the second half of 2021, in connection with the Company’s annual test for impairment of goodwill, property, plant and equipment was also tested for impairment at that date. The Company reversed 218 of impairment charges which had been recognized in 2015 for the Sestao facility in Spain following idling for an indefinite timing. The impairment reversal results from improved future cash flow projections following restart of operations and the Company's decarbonization strategy in Spain.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

Cash-Generating Unit	Region	Operating Segment	Impairment Reversed	2021 Pre-Tax Discount Rate	2020 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2021
Europe flat products	Europe	Europe	218	8.5%	8.5%	11,005
2020
In 2020, the Company recognized a 133 net reversal of impairment including impairment charges of 92 and 104 related to the permanent closure of the coke plant in Florange (France) and the permanent closure of part of a blast furnace and steel plant in Krakow (Poland), respectively. In addition, the Company recognized an impairment loss of 331 relating to its plate business in the Europe segment classified as held for sale at December 31, 2020 and for which the held for sale classification was discontinued in 2021 following the termination of the divestment process.
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

NOTE 6: FINANCING AND FINANCIAL INSTRUMENTS
6.1 Financial assets and liabilities
Financial assets and liabilities mainly comprise:
•gross debt (see note 6.1.2)
•cash and cash equivalents, restricted cash and reconciliations of cash flows (see note 6.1.3)
•net debt (see note 6.1.4)
•derivative financial instruments (see note 6.1.5)
•other non-derivative financial assets and liabilities (see note 6.1.6)
6.1.1 Fair values versus carrying amounts
The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at December 31, 2022:

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2022
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Assets / Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	9,300	—	9,300	—	—	—
Restricted cash	114	—	114	—	—	—
Trade accounts receivable and other	3,839	—	3,633	—	206	—
Inventories	20,087	20,087	—	—	—	—
Prepaid expenses and other current assets	3,778	1,566	1,475	—	—	737
Total current assets	37,118	21,653	14,522	—	206	737

Non-current assets:
Goodwill and intangible assets	4,903	4,903	—	—	—	—
Property, plant and equipment and biological assets	30,167	30,120	—	47	—	—
Investments in associates and joint ventures	10,765	10,765	—	—	—	—
Other investments	1,119	—	—	—	1,119	—
Deferred tax assets	8,554	8,554	—	—	—	—
Other assets	1,921	259	691	136	—	835
Total non-current assets	57,429	54,601	691	183	1,119	835
Total assets	94,547	76,254	15,213	183	1,325	1,572

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,583	—	2,583	—	—	—
Trade accounts payable and other	13,532	—	13,532	—	—	—
Short-term provisions	1,101	1,078	23	—	—	—
Accrued expenses and other liabilities	4,864	822	3,663	—	—	379
Income tax liabilities	318	318	—	—	—	—
Total current liabilities	22,398	2,218	19,801	—	—	379

Non-current liabilities:
Long-term debt, net of current portion	9,067	—	9,067	—	—	—
Deferred tax liabilities	2,666	2,666	—	—	—	—
Deferred employee benefits	2,606	2,606	—	—	—	—
Long-term provisions	1,306	1,304	2	—	—	—
Other long-term obligations	914	305	564	—	—	45
Total non-current liabilities	16,559	6,881	9,633	—	—	45

Equity:
Equity attributable to the equity holders of the parent	53,152	53,152	—	—	—	—
Non-controlling interests	2,438	2,438	—	—	—	—
Total equity	55,590	55,590	—	—	—	—
Total liabilities and equity	94,547	64,689	29,434	—	—	424

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Assets / Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,215	—	4,215	—	—	—
Restricted cash	156	—	156	—	—	—
Trade accounts receivable and other	5,143	—	4,521	—	622	—
Inventories	19,858	19,858	—	—	—	—
Prepaid expenses and other current assets	5,567	1,128	1,454	—	—	2,985
Total current assets	34,939	20,986	10,346	—	622	2,985

Non-current assets:
Goodwill and intangible assets	4,425	4,425	—	—	—	—
Property, plant and equipment and biological assets	30,075	30,037	—	38	—	—
Investments in associates and joint ventures	10,319	10,319	—	—	—	—
Other investments	1,146	—	—	—	1,146	—
Deferred tax assets	8,147	8,147	—	—	—	—
Other assets	1,461	359	648	136	—	318
Total non-current assets	55,573	53,287	648	174	1,146	318
Total assets	90,512	74,273	10,994	174	1,768	3,303

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	1,913	—	1,913	—	—	—
Trade accounts payable and other	15,093	—	15,093	—	—	—
Short-term provisions	1,064	1,048	16	—	—	—
Accrued expenses and other liabilities	4,831	1,420	3,095	—	—	316
Income tax liabilities	1,266	1,266	—	—	—	—
Total current liabilities	24,167	3,734	20,117	—	—	316

Non-current liabilities:
Long-term debt, net of current portion	6,488	—	6,488	—	—	—
Deferred tax liabilities	2,369	2,369	—	—	—	—
Deferred employee benefits	3,772	3,772	—	—	—	—
Long-term provisions	1,498	1,495	3	—	—	—
Other long-term obligations	874	343	473	—	—	58
Total non-current liabilities	15,001	7,979	6,964	—	—	58

Equity:
Equity attributable to the equity holders of the parent	49,106	49,106	—	—	—	—
Non-controlling interests	2,238	2,238	—	—	—	—
Total equity	51,344	51,344	—	—	—	—
Total liabilities and equity	90,512	63,057	27,081	—	—	374

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
The following tables summarize the bases used to measure certain financial assets and financial liabilities at their fair value on recurring basis.

As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	996	—	123	1,119
Trade accounts receivable and other subject to TSR programs*	—	—	206	206
Derivative financial current assets	—	737	—	737
Derivative financial non-current assets	—	835	—	835
Total assets at fair value	996	1,572	329	2,897
Liabilities at fair value:
Derivative financial current liabilities	—	379	—	379
Derivative financial non-current liabilities	—	45	—	45
Total liabilities at fair value	—	424	—	424
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	1,069	—	77	1,146
Trade accounts receivable and other subject to TSR programs*	—	—	622	622
Derivative financial current assets	—	2,985	—	2,985
Derivative financial non-current assets	—	303	15	318
Total assets at fair value	1,069	3,288	714	5,071
Liabilities at fair value:
Derivative financial current liabilities	—	316	—	316
Derivative financial non-current liabilities	—	58	—	58
Total liabilities at fair value	—	374	—	374
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.
Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets and include mainly the investment in Erdemir (see note 2.5). A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
6.1.2.1 Short-term debt
Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2022	2021
Short-term bank loans and other credit facilities including commercial paper [1]	1,017	888
Current portion of long-term debt	1,338	836
Lease obligations[2]	228	189
Total	2,583	1,913
1.The weighted average interest rate on short-term borrowings outstanding was 4.0% and 0.9% as of December 31, 2022 and 2021, respectively.
2.See note 7.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.
ArcelorMittal entered into certain short-term committed bilateral credit facilities renewable on a annual basis. During 2022, two new facilities have been granted. As of December 31, 2022, facilities totaling approximately 0.6 billion, remained fully available.
On July 27, 2022, the Company entered into a 2.2 billion bridge term facility agreement with a financial institution. The facility may be applied toward the purchase price for the intended acquisition of CSP, as well as the refinancing of its existing indebtedness and the payment of related fees, costs and expenses. The facility was available for 12 months from signing with two extension options of 6 months each at the borrower's discretion. On December 8, 2022, an amount of 1.76 billion was cancelled, following the bonds issuances of September 20, 2022 and November 29, 2022. After the cancellation, the remaining available amount under the bridge facility as of December 31, 2022 was 444. On January 31, 2023 the remaining amount available under the bridge facility of 444 was cancelled.
Commercial paper
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of December 31, 2022 and 2021, the outstanding amount was 796 and 541, respectively.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
6.1.2.2 Long-term debt
Long-term debt is comprised of the following:

				December 31,
				2022	2021
	Year of maturity	Type of Interest	Interest rate[1]	Carrying amount at amortized cost
Corporate
5.5 billion Revolving Credit Facility	2023 - 2025	Floating		—	—
€750 million Unsecured Notes	2022	Fixed	3.13%	—	551
€500 million Unsecured Notes	2023	Fixed	0.95%	391	415
€750 million Unsecured Notes	2023	Fixed	1.00%	799	848
€1.0 billion Unsecured Notes	2024	Fixed	2.25%	567	604
750 Unsecured Notes	2024	Fixed	3.60%	289	289
500 Unsecured Notes	2025	Fixed	6.13%	183	183
€750 million Unsecured Notes	2025	Fixed	1.75%	796	844
750 Unsecured Notes	2026	Fixed	4.55%	399	399
€600 million Unsecured Notes	2026	Fixed	4.88%	635	—
1.2 billion Unsecured Notes	2027	Fixed	6.55%	1,193	—
500 Unsecured Notes	2029	Fixed	4.25%	495	494
1.0 billion Unsecured Notes	2032	Fixed	6.80%	988	—
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	672	671
1.0 billion Unsecured Notes	2041	Fixed	6.75%	428	428
EIB loan	2025	Fixed	1.16%	140	215
EIB loan	2032	Floating	3.99%	299	—
Schuldschein loans	2025 - 2027	Fixed	2.5% - 3.0%	96	—
Schuldschein loans	2025 - 2027	Floating	3.9% - 4.2%	674	—
Other loans	2023	Fixed	1.8%	18	142
Other loans	2029 - 2035	Floating	0.7% - 3.0%	243	273
Total Corporate				9,305	6,356
Americas
Other loans	2023 - 2030	Fixed/Floating	0.0% - 9.5%	57	72
Total Americas				57	72
Europe, Asia & Africa
EBRD Facility	2024	Floating	6.6% - 7.4%	86	82
Other loans	2023 - 2033	Fixed/Floating	0.0% - 7.9%	129	123
Total Europe, Asia & Africa				215	205
Total				9,577	6,633
Less current portion of long-term debt				(1,338)	(836)
Total long-term debt (excluding lease obligations)				8,239	5,797
Long-term lease obligations[2]				828	691
Total long-term debt, net of current portion				9,067	6,488
1.Rates applicable to balances outstanding at December 31, 2022. For debt that has been redeemed in its entirety during 2022, the interest rates refer to the rates at repayment date.
2.Net of current portion of 228 and 189 as of December 31, 2022 and 2021, respectively. See note 7.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Corporate
5.5 billion Revolving Credit Facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporated a single tranche of 5.5 billion maturing on December 19, 2023, with two one-year extension options. On November 27, 2019 and on November 26, 2020, ArcelorMittal exercised the options to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025, respectively. The extension was completed for 5.4 billion of the available amount, with the 0.1 billion remaining with a maturity of December 19, 2023. On April 13, 2021, ArcelorMittal's revolving credit facility was amended so that the Leverage Ratio financial covenant would permanently cease to apply in the event that the Company obtained an investment grade long-term credit rating (with stable outlook) from two rating agencies (which was obtained from Moody's and Fitch in 2021). On April 27, 2021, the Facility was amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes. As of December 31, 2022, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into 500 revolving multi-currency letter of credit facility (the "Letter of Credit
Facility"). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, which initially matured on July 31, 2022. On August 5, 2020, the Letter of Credit Facility maturity was extended to July 31, 2023. On November 25, 2020, the amount of the Letter of Credit Facility was increased to 395. On June 25, 2021, the maturity of the Letter of Credit Facility was extended to July 31, 2024.
Bonds
On January 14, 2022, at maturity, ArcelorMittal repaid all of the outstanding €486 million (551) of its €750 million Fixed Rate Notes due 2022.
On September 26, 2022, ArcelorMittal issued €600 million (640) of 4.875% Notes due September 28, 2026.
On November 29, 2022, ArcelorMittal issued 1.2 billion of 6.55% Notes due November 29, 2027 and 1.0 billion of 6.80% Notes due November 29, 2032.
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

Initial value	Nominal amount of outstanding value	Date of issuance	Repayment date	Interest rate[1]	Issued at
€500 million Unsecured Notes	€367 million	Dec 4, 2017	Jan 17, 2023	0.95%	99.38%
€750 million Unsecured Notes	€750 million	Nov 19, 2019	May 19, 2023	1.00%	99.89%
€250 million Unsecured Notes	€132 million	Jul 4, 2019	Jan 17, 2024	2.25%	105.59%
€750 million Unsecured Notes	€397 million	Jan 17, 2019	Jan 17, 2024	2.25%	99.72%
750 Unsecured Notes	290	Jul 16, 2019	Jul 16, 2024	3.60%	99.86%
500 Unsecured Notes	184	Jun 1, 2015	Jun 1, 2025	6.13%	100.00%
€750 million Unsecured Notes	€750 million	Nov 19, 2019	Nov 19, 2025	1.75%	99.41%
750 Unsecured Notes	401	Mar 11, 2019	Mar 11, 2026	4.55%	99.72%
€600 million Unsecured Notes	€600 million	Sep 26, 2022	Sep 28, 2026	4.88%	99.65%
1.2 billion Unsecured Bonds	1.2 Billion	Nov 29, 2022	Nov 29, 2027	6.55%	99.91%
500 Unsecured Notes	500	Jul 16, 2019	Jul 16, 2029	4.25%	99.00%
1.0 billion Unsecured Bonds	1.0 Billion	Nov 29, 2022	Nov 29, 2032	6.80%	99.37%
1.0 billion Unsecured Bonds	457	Oct 8, 2009	Oct 15, 2039	7.00%	95.20%
500 Unsecured Bonds	229	Aug 5, 2010	Oct 15, 2039	7.00%	104.84%
1.0 billion Unsecured Notes	434	Mar 7, 2011	Mar 1, 2041	6.75%	99.18%
1.Rates applicable at December 31, 2022.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

European Investment Bank (“EIB”) Loan
On June 2, 2021, ArcelorMittal signed a €280 million loan agreement with the European Investment Bank ("EIB") for funding of research, development and innovation projects in Europe over the period of 2021-2023. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. On March 16, 2022 ArcelorMittal draw down the facility in full. As of December 31, 2022, €280 million (299) was outstanding.
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the EIB in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly in France, Belgium and Spain, but also in Poland and Luxembourg. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of December 31, 2022, €131 million (140) was outstanding.
Other loans
On May 4, 2022, ArcelorMittal completed the offering of a €346.5 million variable rate loan, a €24.5 million fixed rate loan, a €263 million variable rate loan and a €66 million fixed rate loan in the German Schuldschein market. On May 6, 2022, the Company further completed the offering of a €25 million fixed rate loan. The proceeds of these issuances were used for general corporate purposes. As of December 31, 2022, €725 million (773) was outstanding.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8.5 years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the hot strip mill and (b) June 30, 2021). The outstanding amount in total as of December 31, 2022 was €142 million (151).
On November 29, 2021, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD130 million (105) with repayment over several dates in 2021, 2022 and 2023.
Other loans relate to various debt with banks and public institutions.

Americas
Other loans
Other loans relate mainly to loans contracted by ArcelorMittal subsidiaries in Mexico with different counterparties.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development ("EBRD") in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of December 31, 2022, 36 was outstanding under the agreement.
On December 15, 2022, ArcelorMittal Kryvyi Rih entered into a 100 loan agreement with EBRD for working capital purposes. As of December 31, 2022, 50 was drawn under the agreement.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 26, 2019 with a maturity of on July 26, 2022. On August 23, 2021, the facility was further amended and restated for an amount of 3.5 billion South African rand and with a maturity of September 3, 2024. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2022, 2.5 billion South African rand (147) was drawn.
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
The other loans relate to various debt with banks and public institutions.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Hedge of net investments
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€4,862 million and €3,709 million as of December 31, 2022 and December 31, 2021, respectively) as a hedge of certain euro denominated investments (€8,837 million and €8,261 million as of December 31, 2022 and December 31, 2021, respectively) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess the hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
As of December 31, 2022 and December 31, 2021, the Company recognized 197 and 423 foreign exchange gain arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve.
Maturity profile
As of December 31, 2022 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

Year of maturity	Amount
2023	2,583
2024	1,204
2025	1,583
2026	1,192
2027	1,699
Subsequent years	3,389
Total	11,650
Fair value
The following tables summarize the Company’s bases used to estimate its debt at fair value. Fair value measurement has been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

As of December 31, 2022	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	9,214	7,783	1,180	—	8,963
Instruments payable bearing interest at variable rates	1,419	—	1,350	—	1,350
Total long-term debt, including current portion	10,633	7,783	2,530	—	10,313
Short term bank loans and other credit facilities including commercial paper	1,017	—	1,017	—	1,017

As of December 31, 2021	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	7,011	6,380	1,261	—	7,641
Instruments payable bearing interest at variable rates	502	—	480	—	480
Total long-term debt, including current portion	7,513	6,380	1,741	—	8,121
Short term bank loans and other credit facilities including commercial paper	888	—	888	—	888
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
Cash and cash equivalents consisted of the following:

	December 31,
	2022	2021
Cash at bank	4,489	2,674
Term deposits	828	607
Money market funds[1]	3,983	934
Total	9,300	4,215
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
Restricted cash of 114 as of December 31, 2022 and 156 as of December 31, 2021 included 52 and 89 relating to various environmental obligations, true sales of receivables programs and letters of credit issued in ArcelorMittal South Africa. It also included 20 and 20 in connection with the mandatory convertible bonds as of December 31, 2022 and December 31, 2021, respectively (see note 11.2).
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	Long-term debt, net of current portion	Short-term debt and current portion of long term debt
Balance as of December 31, 2020 (note 6.1.2)	9,815	2,507
Proceeds from long-term debt	147	—
Payments of long-term debt	(2,332)	—
Amortized cost	4	10
Proceeds from short-term debt	—	287
Payments of short-term debt	—	(1,664)
Current portion of long-term debt	(1,025)	1,025
Payments of principal portion of lease liabilities (note 7) [1]	(8)	(191)
Additions to lease liabilities (notes 5.2 and 7)	289	24
Unrealized foreign exchange effects and other movements	(402)	(85)
Balance as of December 31, 2021 (note 6.1.2)	6,488	1,913
Proceeds from long-term debt	3,893	—
Payments of long-term debt	—	—
Amortized cost	2	2
Proceeds from short-term debt	—	434
Payments of short-term debt	—	(1,044)
Current portion of long-term debt	(1,566)	1,566
Payments of principal portion of lease liabilities (note 7) [1]	(10)	(175)
Additions to lease liabilities (notes 5.2 and 7)	318	100
Unrealized foreign exchange effects and other movements	(58)	(213)
Balance as of December 31, 2022 (note 6.1.2)	9,067	2,583
1.Cash payments decreasing the outstanding liability relating to leases are classified under payments of principal portion of lease liabilities and other financing activities in the Company's consolidated statements of cash flows.

6.1.4 Net debt
The Company monitors its net debt in order to manage its capital. The following tables present the structure of the Company’s net debt by original currency translated into USD at December 31, 2022 and December 31, 2021:

As of December 31, 2022	Total	EUR	USD	ARS	BRL	INR	Other
Short-term debt and current portion of long-term debt	2,583	2,059	227	—	28	2	267
Long-term debt, net of current portion	9,067	3,777	4,868	—	74	—	348
Cash and cash equivalents and restricted cash	(9,414)	(6,514)	(1,494)	(364)	(275)	(85)	(682)
Net debt	2,236	(678)	3,601	(364)	(173)	(83)	(67)

As of December 31, 2021	Total	EUR	USD	PLN	CAD	ZAR	Other
Short-term debt and current portion of long-term debt	1,913	1,456	97	14	132	115	99
Long-term debt, net of current portion	6,488	3,443	2,637	215	55	5	133
Cash and cash equivalents, restricted cash and other restricted funds	(4,371)	(1,646)	(1,531)	(97)	(56)	(268)	(773)
Net debt	4,030	3,253	1,203	132	131	(148)	(541)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Derivative financial instruments classified as Level 2:
The following tables summarize this portfolio:

	December 31, 2022
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase contracts	657	58	3,678	(19)
Forward sale contracts	1,478	38	753	(6)
Exchange option purchases	1,462	17	2,536	(16)
Exchange options sales	2,222	41	2,055	(20)
Total foreign exchange rate instruments		154		(61)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	1,128	263	316	(52)
Term contracts purchases	1,755	1,150	785	(306)
Options sales/purchases	207	5	197	(5)
Total raw materials (base metals), freight, energy, emission rights		1,418		(363)
Total		1,572		(424)

	December 31, 2021
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase contracts	3,845	133	1,023	(43)
Forward sale contracts	2,685	16	1,431	(15)
Exchange option purchases	712	2	254	(7)
Exchange options sales	338	5	707	(2)
Total foreign exchange rate instruments		156		(67)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	121	1	644	(259)
Term contracts purchases	3,461	3,131	497	(48)
Total raw materials (base metals), freight, energy, emission rights		3,132		(307)
Total		3,288		(374)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
In 2022, the Company unwound natural gas and emission rights forward purchase contracts with notional of €0.3 billion and €0.7 billion, respectively, and carrying amount of 1,025 and 1,086, respectively, designated as a cash flow hedge of future natural gas and emission rights purchases. The deferred gain recognized in other comprehensive income will be recycled to the consolidated statements of operations when the hedged item impacts profit or loss (see note 6.3). In addition, at maturity of forward purchases of emission rights with notional amount of €0.7 billion and carrying amount of 1,408 designated as a cash flow hedge of future emission rights purchases, the Company (i) removed 1,268 (953 net of tax) deferred gain recognized in other comprehensive income from the cash flow hedge reserve (see note 6.3) and included it in the 671 carrying amount of the delivered emission rights as basis adjustment (see note 5.1) and (ii) recycled 140 (104 net of tax) to the consolidated statements of operations in cost of sales (see note 6.3).
Derivative financial assets and liabilities classified as Level 2: Refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metals), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.
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
ArcelorMittal establishes the fair valuation of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models based on the estimated values of the underlying equity spot price of $127 ($137 at December 31, 2021) and volatility of 13% (18% at December 31, 2021). Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.
Observable input data used in the valuations include zero coupon yield curves, stock market price, European Central Bank foreign exchange fixing and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computed unobservable volatility data during 2022 based mainly on the movement of China Oriental stock market prices observable in the active market over 90 working days, which is particularly sensitive for the valuation resulting from the model. A 10% increase or decrease in Hera Ermac share prices would result in a 84,000% and 100% increase and decrease of the fair value of the call option at December 31, 2022, respectively.
The following table summarizes the reconciliation of the fair value of the financial instrument classified as Level 3:

Call option on 1,000 mandatory convertible bonds
Balance as of December 31, 2020	59
Change in fair value	(44)
Balance as of December 31, 2021	15
Change in fair value	(15)
Balance as of December 31, 2022	—
The fair value movement relating to the Level 3 derivative instrument is recognized in the consolidated statements of operations. The decrease in fair value of the call option on 1,000 mandatory convertible bonds is due to a decrease in the share price of China Oriental, which impacts the value of the notes in which Hera Ermac, a wholly-owned subsidiary, invested the bonds proceeds (see note 11.2).
6.1.6 Other non-derivative financial assets and liabilities
Other non-derivative financial assets and liabilities include cash and cash equivalents and restricted cash (see note 6.1.3), certain trade and certain other receivables (see note 4.3, 4.5 and 4.6), investments in equity instruments at FVOCI (see note 2.5), trade payables and certain other liabilities (see notes 4.7

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
and 4.8). These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments. Non-derivative financial liabilities are derecognized when they are extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expired).
Impairment of financial assets
In relation to the impairment of financial assets, an expected credit loss ("ECL") model is required. The ECL model requires the Group to account for expected credit losses and changes in those ECL at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. In particular, the Company measures the loss allowance for a financial instrument at an amount equal to the lifetime ECL if the credit risk on that financial instrument has increased significantly since initial recognition. Receivables aged 31 days or older and uninsured trade receivables remain consistent with historical levels and the Company did not identify any expected increased risk of default (note 4.3).
All fair value movements for investments in equity instruments at FVOCI, including the difference between the acquisition cost and the current fair value, are recorded in OCI and are not reclassified to the consolidated statements of operations. Investments in equity instruments at FVOCI are exempt from the impairment test because the fair value of the investment is recorded in OCI and not recycled to profit and loss.
Financial assets are tested for ECLs annually or whenever changes in circumstances indicate that there is a change in credit risk. Any ECL is recognized in the consolidated statements of operations. An ECL related to financial assets is reversed if and to the extent there has been a change in the factors used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no ECL had been recognized. Reversals of ECLs are recognized in net income, except for investments in equity instruments at FVOCI, in which all fair value movements are recognized in OCI.
6.2 Financing costs - net
Financing costs - net recognized in the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year ended December 31,
	2022	2021	2020
Interest expense	(401)	(357)	(477)
Interest income	188	79	56
Change in fair value adjustment on call option on mandatory convertible bonds and pellet purchase agreement[2]	(15)	(44)	(143)
Accretion of defined benefit obligations and other long term liabilities	(51)	(164)	(325)
Net foreign exchange gain/(loss)	191	(155)	107
Other[1]	(246)	(514)	(474)
Total	(334)	(1,155)	(1,256)
1.Other mainly included expenses related to true sale of receivables (“TSR”) programs and bank fees. In 2021, other also included 163 charges related to an unfavorable court decision in an arbitration case against Sitrel (see note 9.3), 130 premiums and fees related to the early redemption of bonds in 2021 (as compared to 120 in 2020), and 61 charges related to early redemption of MCNs (see note 11.2). In 2020, other also included 178 related to the renewal of mandatorily convertible bonds (see note 11.2).
2. The instrument related to the pellet purchase agreement was derecognized on December 9, 2020.
6.3 Risk management policy
The Company's operations expose it to a variety of financial risks: interest rate risk, foreign exchange risk, liquidity risk and risks in fluctuations in prices of raw materials, freight, energy and CO2 emissions. The Company actively monitors and seeks to reduce volatility of these exposures through a diversity of financial instruments, where considered appropriate. The Company has formalized how it manages these risks within the Treasury and Financial Risk Management Policy, which has been approved by Management.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31,
	2022	2021
Total equity	55,590	51,344
Net debt	2,236	4,030
Gearing	4.0%	7.8%
Interest rate risk
The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on refinancing of fixed rate debt. The Company's policy is to maintain a balance of fixed and floating interest rate borrowings, which is adjusted depending on the prevailing market interest rates and outlook. As at December 31, 2022, the long-term debt was comprised of 87% fixed rate debt and 13% variable rate debt (note 6.1.2). The Company may utilize certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the borrowing. The Company and its counterparties exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.
Foreign exchange rate risk
The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations and depreciation in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, Polish Zloty, Kazakhstani tenge, South African rand, Mexican peso and Ukrainian hryvnia, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its financial position, cash flows and results of operations.
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
ArcelorMittal also faces foreign currency translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (note 6.1.4) and other items denominated in currencies other than the U.S. dollar, for inclusion in the consolidated financial statements. The Company manages translation risk arising from its investments in subsidiaries by monitoring the currency mix of the consolidated statements of financial position. The Company may enter into derivative transactions to hedge the residual exposure (see “Net investment hedge”).
The Company also uses derivative instruments at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk associated with certain monetary assets denominated in a foreign currency other than the functional currency.
Foreign currency sensitivity analysis
As of December 31, 2022, the Company is mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Kazakhstani tenge, South African rand, Mexican peso, Polish zloty, Argentine peso and Ukrainian hryvnia against the U.S. dollar resulting from its trade payables and receivables. The structure of trade receivables and trade payables by original currency translated in USD is as follows as of December 31, 2022:

	December 31, 2022
	Trade receivables	Trade payables
USD	727	5,008
EUR	1,446	5,991
BRL	877	508
CAD	48	420
KZT	20	21
ZAR	138	337
MXN	15	55
UAH	45	125
PLN	188	523
ARS	80	12
Other	255	532
Total	3,839	13,532
The sensitivity analysis carried out by the Company considers the effects on its trade receivables and trade payables of a 10% increase or decrease between the relevant foreign currencies and the U.S. dollar.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	10% increase		10% decrease
	Trade receivables	Trade payables	Trade receivables	Trade payables
EUR	145	599	(145)	(599)
BRL	88	51	(88)	(51)
CAD	5	42	(5)	(42)
KZT	2	2	(2)	(2)
ZAR	14	34	(14)	(34)
MXN	2	6	(2)	(6)
UAH	5	13	(5)	(13)
PLN	19	52	(19)	(52)
ARS	8	1	(8)	(1)
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
The contractual maturities of the below financial liabilities include estimated loan repayments, interest payments and settlement of derivatives, excluding any impact of netting agreements. The cash flows are calculated based on market data as of December 31, 2022, and as such are sensitive to movements in mainly foreign exchange rates and interest rates. The cash flows are non-discounted, except for derivative financial liabilities where the cash flows equal their fair values.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2022
	Carrying amount	Contractual Cash Flow	2023	2024	from 2025 to 2027	After 2027
Non-derivative financial liabilities
Bonds	(7,926)	(10,341)	(1,547)	(1,171)	(3,969)	(3,654)
Loans over 100	(1,234)	(1,364)	(244)	(114)	(827)	(179)
Trade and other payables	(13,532)	(13,554)	(13,554)	—	—	—
Other loans and leases	(2,490)	(3,175)	(1,247)	(314)	(589)	(1,025)
Total	(25,182)	(28,434)	(16,592)	(1,599)	(5,385)	(4,858)
Derivative financial liabilities
Foreign exchange contracts	(61)	(61)	(57)	—	(4)	—
Commodity contracts[1]	(363)	(363)	(322)	(22)	(19)	—
Total	(424)	(424)	(379)	(22)	(23)	—
1.Commodity contracts include base metals, freight, energy and emission rights.

	December 31, 2021
	Carrying amount	Contractual Cash Flow	2022	2023	from 2024 to 2026	After 2026
Non-derivative financial liabilities
Bonds	(5,816)	(7,722)	(748)	(1,442)	(2,733)	(2,799)
Loans over 100	(735)	(1,030)	(373)	(88)	(196)	(373)
Trade and other payables	(15,093)	(15,098)	(15,098)	—	—	—
Other loans and leases	(1,850)	(2,104)	(1,027)	(225)	(375)	(477)
Total	(23,494)	(25,954)	(17,246)	(1,755)	(3,304)	(3,649)
Derivative financial liabilities
Foreign exchange contracts	(67)	(67)	(44)	(18)	(5)	—
Commodity contracts[1]	(307)	(307)	(270)	(18)	(13)	(6)
Total	(374)	(374)	(314)	(36)	(18)	(6)
1.Commodity contracts include base metals, freight, energy and emission rights.

Cash flow hedges
The following tables present the periods in which the derivatives designated as cash flows hedges are expected to mature:

	December 31, 2022
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2024	After 2024
Foreign exchange contracts	4	(2)	(3)	—	9	—
Commodities	1,003	(10)	63	175	419	356
Emission rights	53	1	1	51	—	—
Total	1,060	(11)	61	226	428	356

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2023	After 2023
Foreign exchange contracts	4	2	2	3	(1)	(2)
Commodities	378	33	24	56	132	133
Emission rights	2,447	—	—	2,447	—	—
Total	2,829	35	26	2,506	131	131
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

	December 31, 2022
	Cash flow hedge reserve[1]	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2024	After 2024
Foreign exchange contracts	13	—	2	4	7	—
Commodity contracts	1,020	7	37	157	387	432
Emission rights	849	—	—	—	—	849
Total	1,882	7	39	161	394	1,281
1.The cash flow hedge reserve balance as of December 31, 2022 includes 1,023 deferred gains for the Company's share of such reserves at its equity method investments, which are not included in the table above (603 as of December 31, 2021).

	December 31, 2021
	Cash flow hedge reserve[1]	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2023	After 2023
Foreign exchange contracts	(1)	(4)	2	3	(1)	(1)
Commodity contracts	302	22	29	40	110	101
Emission rights	1,786	13	13	44	56	1,660
Total	2,087	31	44	87	165	1,760
1.The cash flow hedge reserve balance as of December 31, 2021 also includes 603 deferred gains for the Company's share of such reserves at its equity method investments, which are not included in the table above (30 as of December 31, 2020).

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following tables summarize the effect of hedge accounting on ArcelorMittal’s consolidated statement of financial position, statement of comprehensive income and statement of changes in equity.

	December 31, 2022
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/forward/swap contracts	3,044	21	(26)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Foreign exchange risk - Option/forward/swap contracts	300	12	(3)	Other assets/Other long-term obligations
Price risk - Commodities forwards	1,467	490	(261)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards	1,533	816	(42)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	488	53	—	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Total		1,392	(332)
Current derivative assets classified as cash flow hedge		564
Other current derivative assets		173
Total current derivative assets (note 4.5)		737
Non-current derivative assets classified as cash flow hedge		828
Other non-current derivative assets		7
Total non-current derivative assets (note 4.6)		835
Current derivative liabilities classified as cash flow hedge			(287)
Other current derivative liabilities			(92)
Total current derivative liabilities (note 4.8)			(379)
Non-current derivative liabilities classified as cash flow hedge			(45)
Other non-current derivative liabilities			—
Total non-current derivative liabilities (note 9.2)			(45)

	December 31, 2022
Hedging Instruments	Cash flow hedge reserve at December 31, 2021	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve[1] at December 31, 2022
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	(1)	146	4	(136)	Sales	13
Price risk - Commodities Option/Forward contracts	302	951	(153)	(80)	Sales, Cost of sales	1,020
Price risk - Emission rights forwards	1,786	120	(104)	(953)	Cost of sales	849
Total	2,087	1,217	(253)	(1,169)		1,882
1.The cash flow hedge reserve balance as of December 31, 2022 also includes 1023 deferred gains for the Company's share of such reserves at its equity method investments, which are not disclosed above.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	185	9	(2)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Foreign exchange risk - Option/Forward/Swap contracts	120	2	(5)	Other assets/Other long-term obligations
Price risk - Commodities forwards	872	325	(212)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards	1,321	299	(34)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	1,555	2,447	—	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Total		3,082	(253)
Current derivative assets classified as cash flow hedge		2,781
Other current derivative assets		204
Total current derivative assets (note 4.5)		2,985
Non-current derivative assets classified as cash flow hedge		301
Other non-current derivative assets		17
Total non-current derivative assets (note 4.6)		318
Current derivative liabilities classified as cash flow hedge			(214)
Other current derivative liabilities			(102)
Total current derivative liabilities (note 4.8)			(316)
Non-current derivative liabilities classified as cash flow hedge			(39)
Other non-current derivative liabilities			(19)
Total non-current derivative liabilities (note 9.2)			(58)
.

	December 31, 2021
Hedging Instruments	Cash flow hedge reserve at December 31, 2020	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve[1] at December 31, 2021
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	(13)	81	8	(77)	Sales	(1)
Price risk - Commodities forwards[1]	(2)	398	(55)	(39)	Sales, Cost of sales	302
Price risk - Emission rights forwards	214	1,700	(128)	—	Cost of sales	1,786
Total	199	2,179	(175)	(116)		2,087
1.The cash flow hedge reserve balance as of December 31, 2021 also includes 603 deferred gains for the Company's share of such reserves at its equity method investments, which are not disclosed above

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Net investment hedge
The Company designated a portfolio of euro denominated debt (€4,862 million and €3,709 million as of December 31, 2022 and 2021, respectively) as a hedge of certain euro denominated investments (€8,837 million and €8,261 million as of December 31, 2022 and 2021, respectively) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation of the euro/U.S dollar spot rate, which causes the amount of the net investments to vary. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate. As of December 31, 2022, the Company recognized 197 foreign exchange gain (423 foreign exchange gain as of December 31,
2021) arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve. The hedging instrument is categorized as Level 2.
The Company has periodically hedged a part of its euro denominated net investments via euro/U.S. dollar cross currency swaps ("CCS"). These CCS, all of which have been unwound, were designated as net investment hedges.
The following tables summarizes the historical gain/loss that will be recycled to the consolidation statements of operations when the hedged assets are disposed of.

	December 31, 2022						1
Date traded	Date maturity /unwound		Notional	OCI gross	Deferred tax	OCI net of deferred tax
December, 2014	January, 2016		375	83	(24)	59
May, 2015	March, 2020	'[2]	500	11	(3)	8
May, 2015	July, 2019		500	(16)	5	(11)
March, 2018	June, 2018		100	8	(2)	6
April, 2019	November, 2019		200	11	(3)	8
Total				97	(27)	70
1.In 2022 and in 2021, the Company did not designate any new CCS as net investment hedge.
2. On March 25, 2020 and March 26, 2020, the Company unwound euro/U.S. dollar CCS with a notional of 300 and 200, respectively, which were entered into on May 27, 2015 and designated as a net investment hedge of a euro denominated net investment in foreign operations amounting to €459. A deferred gain of 8, net of tax, was recorded in other comprehensive income and it will be recycled to the consolidation statements of operations when the hedged assets are disposed of.

	December 31, 2022
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2021	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	—	—	—	N/a	—	N/a	70
Foreign exchange risk - EUR debt	5,196	—	(5,186)	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	N/a	456
Total	5,196	—	(5,186)		—		526

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2020	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	—	—	—	N/a	—	N/a	70
Foreign exchange risk - EUR debt	4,204	—	(4,201)	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	N/a	308
Total	4,204	—	(4,201)		—		378
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
Fair values of raw material, freight, energy and emission rights instruments categorized as Level 2 are as follows:

	December 31,
	2022	2021
Base metals	5	27
Freight	(1)	5
Energy (oil, gas, electricity)	998	350
Emission rights	53	2,443
Total	1,055	2,825

Derivative assets associated with raw materials, energy, freight and emission rights	1,418	3,132
Derivative liabilities associated with raw materials, energy, freight and emission rights	(363)	(307)
Total	1,055	2,825
ArcelorMittal consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index, the Steel Index and Platts Index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are mainly related to the New York Mercantile Exchange energy index (NYMEX) and the European Energy Exchange (EEX) power indexes). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contracts. In accordance with its risk management policy, ArcelorMittal hedges a part of its exposure related to raw materials procurements.
Emission rights
Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, as amended by the European Directive 2009/29/EC of April 23, 2009, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (mainly forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2022 and 2021, the Company had a net notional position of 488 with a net positive fair value of 53 and a net notional position of 1,555 with a net positive fair value of 2,443, respectively.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Sensitivity analysis
Foreign currency sensitivity
The following tables detail the Company’s derivative financial instruments' sensitivity to a 10% strengthening and a 10% weakening in the U.S. dollar against the euro. A positive number indicates an increase in profit or loss and other equity, where a negative number indicates a decrease in profit or loss and other equity.
The sensitivity analysis includes the Company’s complete portfolio of foreign currency derivatives outstanding. The impact on the non-euro derivatives reflects the estimated move of such currency pairs, when the U.S. dollar appreciates or depreciates 10% against the euro, based on computations of correlations in the foreign exchange markets in 2022 and 2021.

	December 31, 2022
	Income (loss)	Other Equity
10% strengthening in U.S. dollar	136	141
10% weakening in U.S. dollar	(141)	(153)

	December 31, 2021
	(loss) Income	Other Equity
10% strengthening in U.S. dollar	18	(10)
10% weakening in U.S. dollar	(30)	11
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

	December 31, 2022
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	70	—
100 bp decrease	(70)	—

	December 31, 2021
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	36	—
100 bp decrease	(36)	—
1.See note 6.1.4 for a description of net debt (including fixed and floating portion).
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

	December 31, 2022
	Income (loss)	Other Equity Cash Flow Hedging Reserves
'+10% in prices
Base Metals	1	21
Iron Ore	—	5
Freight	1	—
Emission rights	—	29
Energy	1	145
'-10% in prices
Base Metals	(1)	(22)
Iron Ore	—	(5)
Freight	(1)	—
Emission rights	—	(29)
Energy	(1)	(144)

	December 31, 2021
	Income (loss)	Other Equity Cash Flow Hedging Reserves
'+10% in prices
Base Metals	2	33
Iron Ore	—	1
Freight	—	—
Emission rights	—	401
Energy	1	165
'-10% in prices
Base Metals	(2)	(33)
Iron Ore	—	(1)
Freight	—	—
Emission rights	—	(401)
Energy	(1)	(165)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated on a straight-line basis to the earlier end of its estimated useful life or the end of the lease term or to the end of the estimated useful life of the underlying asset, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option. Right-of-use assets are also subject to testing for impairment if there is an indicator that they may be impaired.
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
Balances for the Company’s lease activities are summarized as follows:

	As at December 31, 2022	As at December 31, 2021
Lease liabilities	1,056	880
Right of-use assets:
Land, buildings and improvements	854	729
Machinery, equipment and others	356	343
Total right-of-use assets	1,210	1,072

	Year ended December 31, 2022	Year ended December 31, 2021
Depreciation and impairment charges:
Land, buildings and improvements	133	120
Machinery, equipment and others	70	70
Total depreciation and impairment charges	203	190

Other lease related expenses:
Interest expense on lease liabilities	34	33
Expenses of short-term leases	96	79
Expenses of leases of low-value assets	71	65
Expenses related to variable lease payments not included in the measurement of lease liabilities	87	86

Additions to right-of-use assets	418	313
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	185	199

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
The maturity analysis of the lease liabilities as of December 31, 2022 and December 31, 2021, is as follows:

				December 31, 2022
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	270	297	183	1,028	1,778

				December 31, 2021
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	222	254	152	836	1,464
Expenses for variable lease payments relate to rental fees that vary based on the actual level of activities or performance of the underlying leased assets such as a percentage of sales of the Company's goods through certain leased commercial warehouses and fixed rental fees per actual unit of output produced or transported by the leased assets.
An estimation of the future cash outflows to which the Company is potentially exposed in relation to those contracts involving variable lease payments, which are not reflected in the measurement of lease liabilities as of December 31, 2022 and December 31, 2021, is as follows:

					December 31, 2022
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	76	124	85	83	368

					December 31, 2021
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	79	140	84	119	422
Also, some of the Company's lease contracts have extension and/or termination options as well as residual value guarantees whose amounts are not reflected in the measurement of the lease liabilities as of December 31, 2022 and December 31, 2021. The potential addition/(reduction) in future cash outflows to which the Company is exposed in case such options are exercised or the guarantees required are as shown in the table below:

				December 31, 2022
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	1	2	1	—	4
Potential termination options	—	(1)	—	(1)	(2)
Potential residual value guarantees	1	2	2	1	6

				December 31, 2021
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	1	2	—	1	4
Potential termination options	—	(1)	—	—	(1)
Potential residual value guarantees	—	1	2	4	7

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Undiscounted amounts related to lease contracts not yet commenced and therefore not included in the recognized lease liabilities as of December 31, 2022 and December 31, 2021, to which the Company is committed are described below:

				December 31, 2022
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	2	8	9	66	85

				December 31, 2021
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	2	7	8	55	72
There were neither income from subleasing right-of-use assets nor gains or losses from sales and leaseback for the years ended December 31, 2022 and December 31, 2021.
NOTE 8: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS
8.1 Employees and key management personnel
As of December 31, 2022, 2021 and 2020, ArcelorMittal had approximately 154,000, 158,000 and 168,000 employees, respectively, and the total annual compensation of ArcelorMittal’s employees in 2022, 2021 and 2020 was as follows:

	Year ended December 31,
Employee Information	2022	2021	2020
Wages and salaries	6,463	6,707	7,681
Defined benefits cost (see note 8.2)	153	117	260
Other staff expenses	1,300	1,166	1,405
Total	7,916	7,990	9,346
The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, expensed in 2022, 2021 and 2020 was as follows:

	Year ended December 31,
	2022	2021	2020
Base salary and directors fees	11	10	7
Short-term performance-related bonus	16	12	3
Post-employment benefits	1	2	1
Share-based payments	7	7	4
The fair value of the shares allocated based on Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) plans to ArcelorMittal’s key management personnel was recorded as an expense in the consolidated statements of operations over the relevant vesting periods.
As of December 31, 2022, 2021 and 2020, ArcelorMittal did not have any outstanding loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2022, 2021 and 2020, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
Termination plans are those plans that primarily correspond to terminating an employee’s contract usually following the decision of the employee before the normal retirement date. Liabilities for termination plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to long-term termination plans (like early retirement plans) are calculated annually on the basis of the number of employees that have taken or contractually agreed to take early retirement and are discounted using an interest rate that corresponds to that of high quality bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Provisions for social plans are recorded in connection with voluntary separation plans. Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. The Company recognizes a liability and expense when it can no longer withdraw the offer or, if earlier, when it has a detailed formal plan which has been communicated to employees or their representatives.
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
Statements of Financial Position
Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2022	2021
Pension plan benefits	1,543	2,334
Other post-employment benefits and other long-term employee benefits ("OPEB")	861	1,184
Termination benefits	150	191
Defined benefit liabilities	2,554	3,709
Provisions for social plans (non-current)	52	63
Total	2,606	3,772
This note, including the table above, discloses the following benefit categories:
•pension plan benefits are pension plans and lump sum benefits that are classified under post employment

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
benefits as required by IAS 19 which are not mandatory by law;
•other post employment and other long-term employee benefits, also referred to as, OPEB which includes all other post employment benefits as defined in IAS 19 (e.g. lump sum benefits which are mandatory by law, medical insurance and life insurance) together with all other long-term employee benefits as defined in IAS 19;
•termination benefits, which relate to provisions for long term termination benefits as defined in IAS 19 (e.g. early retirement benefits); and
•provisions for social plans (non-current) which relate to provisions for social plans in restructuring provisions as required by IAS 37, including a provision of 55 related to early retirement scheme in Spain recognized in cost of sales.
The provisions for termination benefits relate to European countries (Belgium, Spain, Germany and Luxembourg).
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
ArcelorMittal Long Products Canada continued to operate under a six-year collective labor agreement ("CLA") renewed in July 2020 with its Contrecoeur-West union group. The defined benefit plan was closed to new hires. A new defined contribution type arrangement was established for new hires. The six-year labor agreement ratified in February 2016, covering Contrecoeur East and Longueuil facilities remains valid until January 31, 2022. The positive vote of the workers assembly on February 27, 2022 concluded the CLA negotiations for a new six-year CLA ending the labor dispute which began on February 2, 2022.
In 2020, ArcelorMittal Long Products Canada entered into a buy-in transaction for some of its fully funded pension plans representing 112 obligations. In 2022, ArcelorMittal Long Products Canada entered in a similar buy-in transaction representing 166 obligations.
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
As from December 2015 new Belgian legislation modifies the minimum guaranteed rates of return applicable to Belgian defined contribution plans. For insured plans, the rates of 3.25% on employer contributions and 3.75% on employee contributions will continue to apply to the accumulated pre-2016 contributions. For contributions paid as from January 1, 2016, a new variable

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
minimum guaranteed rate of return applies. From 2016 through 2022, the minimum guaranteed rate of return was 1.75% and this percentage will be also applicable for the year 2023. Due to the statutory minimum guaranteed return, Belgian defined contribution plans do not meet the definition of defined contribution plans under IFRS. Therefore, the Belgian defined contribution plans are classified as defined benefit plans.
Others
A very limited number of defined benefit plans are in place in other countries (such as Kazakhstan, Mexico, Morocco, Ukraine and the United States of America).
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets, irrecoverable surplus and statements of financial position.

	Year ended December 31, 2022
	Total	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	6,739	3,306	398	2,751	284
Current service cost	99	24	—	63	12
Interest cost on DBO	183	95	39	26	23
Past service cost - Plan amendments	5	9	—	(4)	—
Past service cost - Curtailments	(26)	—	—	(26)	—
Plan participants’ contribution	1	—	—	1	—
Actuarial (gain) loss	(1,287)	(647)	—	(645)	5
Demographic assumptions	42	—	—	(1)	43
Financial assumptions	(1,452)	(678)	(31)	(699)	(44)
Experience adjustment	123	31	31	55	6
Benefits paid	(388)	(208)	(36)	(117)	(27)
Foreign currency exchange rate differences and other movements	(394)	(204)	30	(200)	(20)
Benefit obligation at end of the period	4,932	2,375	431	1,849	277

Change in plan assets
Fair value of plan assets at beginning of the period	4,496	3,163	376	918	39
Interest income on plan assets	130	87	34	8	1
Return on plan assets less than discount rate	(705)	(473)	(9)	(213)	(10)
Employer contribution	65	22	—	43	—
Plan participants’ contribution	1	—	—	1	—
Benefits paid	(296)	(206)	(36)	(52)	(2)
Foreign currency exchange rate differences and other movements	(225)	(193)	26	(58)	—
Fair value of plan assets at end of the period	3,466	2,400	391	647	28

Present value of the wholly or partly funded obligation	(3,895)	(2,364)	(431)	(1,072)	(28)
Fair value of plan assets	3,466	2,400	391	647	28
Net present value of the wholly or partly funded obligation	(429)	36	(40)	(425)	—
Present value of the unfunded obligation	(1,037)	(11)	—	(777)	(249)
Prepaid due to unrecoverable surpluses	(33)	(27)	(3)	(3)	—
Net amount recognized	(1,499)	(2)	(43)	(1,205)	(249)

Net assets related to funded obligations	44	39	—	4	1
Recognized liabilities	(1,543)	(41)	(43)	(1,209)	(250)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(33)	(28)	(2)	(3)	—
Interest cost on unrecoverable surplus	(1)	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	(1)	—	(1)	—	—
Exchange rates changes	2	2	—	—	—
Unrecoverable surplus at end of the period	(33)	(27)	(3)	(3)	—

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	Year ended December 31, 2021
	Total	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	7,604	3,590	517	3,173	324
Current service cost	105	29	—	69	7
Interest cost on DBO	162	89	33	17	23
Past service cost - Plan amendments	31	28	—	3	—
Plan participants’ contribution	1	—	—	1	—
Settlements	(5)	(4)	(1)	—	—
Actuarial (gain) loss	(509)	(216)	(83)	(173)	(37)
Demographic assumptions	9	—	10	(1)	—
Financial assumptions	(364)	(207)	(103)	(13)	(41)
Experience adjustment	(154)	(9)	10	(159)	4
Benefits paid	(428)	(219)	(31)	(148)	(30)
Foreign currency exchange rate differences and other movements	(222)	9	(37)	(191)	(3)
Benefit obligation at end of the period	6,739	3,306	398	2,751	284

Change in plan assets
Fair value of plan assets at beginning of the period	4,654	3,167	435	1,007	45
Interest income on plan assets	108	76	26	5	1
Return on plan assets greater (less) than discount rate	41	103	(25)	(33)	(4)
Employer contribution	72	29	—	43	—
Plan participants’ contribution	1	—	—	1	—
Settlements	(5)	(4)	(1)	—	—
Benefits paid	(313)	(218)	(31)	(61)	(3)
Foreign currency exchange rate differences and other movements	(62)	10	(28)	(44)	—
Fair value of plan assets at end of the period	4,496	3,163	376	918	39

Present value of the wholly or partly funded obligation	(5,222)	(3,291)	(398)	(1,501)	(32)
Fair value of plan assets	4,496	3,163	376	918	39
Net present value of the wholly or partly funded obligation	(726)	(128)	(22)	(583)	7
Present value of the unfunded obligation	(1,517)	(15)	—	(1,250)	(252)
Prepaid due to unrecoverable surpluses	(33)	(28)	(2)	(3)	—
Net amount recognized	(2,276)	(171)	(24)	(1,836)	(245)

Net assets related to funded obligations	58	47	—	4	7
Recognized liabilities	(2,334)	(218)	(24)	(1,840)	(252)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(27)	(23)	(1)	(3)	—
Interest cost on unrecoverable surplus	(1)	(1)	—	—	—
Change in unrecoverable surplus in excess of interest	(5)	(4)	(1)	—	—
Unrecoverable surplus at end of the period	(33)	(28)	(2)	(3)	—

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year ended December 31, 2022
Net periodic pension cost (income)	Total	Canada	Brazil	Europe	Others
Current service cost	99	24	—	63	12
Past service cost - Plan amendments	5	9	—	(4)	—
Past service cost - Curtailments	(26)	—	—	(26)	—
Net interest cost (income) on net DB liability (asset)	52	7	5	18	22
Total	130	40	5	51	34

	Year ended December 31, 2021
Net periodic pension cost (income)	Total	Canada	Brazil	Europe	Others
Current service cost	105	29	—	69	7
Past service cost - Plan amendments	31	28	—	3	—
Net interest cost/(income) on net DB liability (asset)	55	14	7	12	22
Total	191	71	7	84	29

	Year ended December 31, 2020
Net periodic pension cost (income)	Total	Canada	Brazil	Europe	Others
Current service cost	129	25	—	64	40
Past service cost - Plan amendments	6	3	—	4	(1)
Past service cost - Curtailments	2	—	—	—	2
Net interest cost (income) on net DB liability (asset)	88	13	5	21	49
Total	225	41	5	89	90
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
In April 2021, ArcelorMittal Poland and trade unions reached an agreement on the new CLA. The parties agreed a ten-year transition period for retirement benefits and jubilee awards. At the end of the transition period, in 2031, ArcelorMittal Poland will pay the retirement benefits based on the labor code. In June 2021, the CLA was registered by the National Labor Inspectorate in Poland and accordingly ArcelorMittal Poland recognized total plan amendment and curtailment gain of 51 in cost of sales.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

	Year ended December 31, 2022
	Total	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	1,190	661	423	106
Current service cost	37	11	21	5
Interest cost on DBO	30	19	5	6
Actuarial (gain) loss	(250)	(163)	(71)	(16)
Demographic assumptions	1	—	—	1
Financial assumptions	(251)	(155)	(84)	(12)
Experience adjustment	—	(8)	13	(5)
Benefits paid	(71)	(32)	(32)	(7)
Foreign currency exchange rate differences and other movements	(70)	(41)	(32)	3
Benefit obligation at end of the period	866	455	314	97

Change in plan assets
Fair value of plan assets at beginning of the period	6	—	6	—
Return on plan assets less than discount rate	(1)	—	(1)	—
Fair value of plan assets at end of the period	5	—	5	—

Present value of the wholly or partly funded obligation	(20)	—	(20)	—
Fair value of plan assets	5	—	5	—
Net present value of the wholly or partly funded obligation	(15)	—	(15)	—
Present value of the unfunded obligation	(846)	(455)	(294)	(97)
Net amount recognized	(861)	(455)	(309)	(97)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	Year ended December 31, 2021
	Total	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	1,438	742	590	106
Current service cost	9	(1)	7	3
Interest cost on DBO	25	18	2	5
Past service cost - Plan amendments	(57)	1	(58)	—
Past service cost - Curtailments	(7)	—	(7)	—
Actuarial (gain) loss	(111)	(66)	(43)	(2)
Demographic assumptions	(1)	(2)	1	—
Financial assumptions	(66)	(55)	(5)	(6)
Experience adjustment	(44)	(9)	(39)	4
Benefits paid	(82)	(34)	(44)	(4)
Foreign currency exchange rate differences and other movements	(25)	1	(24)	(2)
Benefit obligation at end of the period	1,190	661	423	106

Change in plan assets
Fair value of plan assets at beginning of the period	6	—	6	—
Return on plan assets greater/(less) than discount rate	1	—	1	—
Benefits paid	(1)	—	(1)	—
Fair value of plan assets at end of the period	6	—	6	—

Present value of the wholly or partly funded obligation	(29)	—	(29)	—
Fair value of plan assets	6	—	6	—
Net present value of the wholly or partly funded obligation	(23)	—	(23)	—
Present value of the unfunded obligation	(1,161)	(661)	(394)	(106)
Net amount recognized	(1,184)	(661)	(417)	(106)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following tables detail the components of net periodic other post-employment cost:

	Year ended December 31, 2022
Components of net periodic OPEB cost (income)	Total	Canada	Europe	Others
Current service cost	37	11	21	5
Net interest cost (income) on net DB liability (asset)	29	19	4	6
Actuarial gain recognized during the year	(20)	—	(20)	—
Total	46	30	5	11

	Year ended December 31, 2021
Components of net periodic OPEB cost (income)	Total	Canada	Europe	Others
Current service cost	9	(1)	7	3
Past service cost - Plan amendments	(57)	1	(58)	—
Past service cost - Curtailments	(7)	—	(7)	—
Net interest cost (income) on net DB liability (asset)	25	18	2	5
Actuarial gain recognized during the year	(14)	(1)	(13)	—
Total	(44)	17	(69)	8

	Year ended December 31, 2020
Components of net periodic OPEB cost (income)	Total	Canada	Europe	Others
Current service cost	85	10	27	48
Past service cost - Plan amendments	(1)	(1)	—	—
Past service cost - Curtailments	3	—	—	3
Net interest cost (income) on net DB liability (asset)	110	19	7	84
Actuarial losses recognized during the year	8	—	8	—
Total	205	28	42	135
The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year ended December 31,
	2022	2021	2020
Net periodic pension cost	130	191	225
Net periodic OPEB cost	46	(44)	205
Total	176	147	430

Cost of sales	115	72	189
Selling, general and administrative expenses	—	9	34
Financing costs - net	61	66	207
Total	176	147	430

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Plan Assets
The weighted-average asset allocations for the funded defined benefit plans by asset category were as follows:

	December 31, 2022
	Canada	Brazil	Europe
Equity Securities	36%	6%	1%
- Asset classes that have a quoted market price in an active market	27%	4%	1%
- Asset classes that do not have a quoted market price in an active market	9%	2%	—
Fixed Income Securities (including cash)	43%	77%	69%
- Asset classes that have a quoted market price in an active market	42%	77%	55%
- Asset classes that do not have a quoted market price in an active market	1%	—	14%
Real Estate	10%	1%	—
- Asset classes that have a quoted market price in an active market	—	—	—
- Asset classes that do not have a quoted market price in an active market	10%	1%	—
Other	11%	16%	30%
- Asset classes that have a quoted market price in an active market	—	16%	7%
- Asset classes that do not have a quoted market price in an active market	11%	—	23%	'[1]
Total	100%	100%	100%

	December 31, 2021
	Canada	Brazil	Europe
Equity Securities	35%	6%	1%
- Asset classes that have a quoted market price in an active market	27%	3%	1%
- Asset classes that do not have a quoted market price in an active market	8%	3%	—
Fixed Income Securities (including cash)	53%	87%	69%
- Asset classes that have a quoted market price in an active market	49%	87%	69%
- Asset classes that do not have a quoted market price in an active market	4%	—	—
Real Estate	7%	1%	—
- Asset classes that have a quoted market price in an active market	—	—	—
- Asset classes that do not have a quoted market price in an active market	7%	1%	—
Other	5%	6%	30%
- Asset classes that have a quoted market price in an active market	—	6%	8%
- Asset classes that do not have a quoted market price in an active market	5%	—	22%	'[1]
Total	100%	100%	100%
1.The percentage consists primarily of assets from insurance contracts in Belgium.

These assets do not include direct investments in ArcelorMittal stock or ArcelorMittal bonds. They may include ArcelorMittal shares or bonds held by mutual fund investments. The invested assets produced an actual 576 loss and 150 return in 2022 and 2021, respectively.
The Finance and Retirement Committees of the Boards of Directors for the respective operating subsidiaries have general supervisory authority over the respective trust funds. These committees usually establish, monitor and review asset allocation targets for the respective funds. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within agreed upon control ranges. The established targets observed as of December 31, 2022 are as described below:

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2022
	Canada	Brazil	Europe
Equity Securities	33%	6%	2%
Fixed Income Securities (including cash)	48%	77%	67%
Real Estate	8%	1%	—
Other	11%	16%	31%	'[1]
Total	100%	100%	100%
1.The percentage consists primarily of assets from insurance contracts in Belgium.

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2022	2021	2020	2022	2021	2020
Discount rate
Range	3.75% - 24.00%	1.00% - 11.00%	0.50% - 10.00%	3.50% - 9.30%	1.00% - 7.95%	0.50% - 6.20%
Weighted average	5.44%	2.75%	2.13%	5.10%	2.65%	1.84%
Rate of compensation increase
Range	2.00% - 15.00%	2.00% - 10.00%	1.72% - 10.00%	2.00% - 4.80%	2.00% - 4.80%	1.30% - 4.80%
Weighted average	3.01%	2.87%	2.71%	3.29%	3.14%	2.85%

	Other Post-employment Benefits
	2022	2021	2020
Healthcare cost trend rate assumed
Range	2.00% - 4.50%	1.30% - 4.50%	1.40% - 4.50%
Weighted average	3.97%	3.95%	3.94%
Cash contributions and maturity profile of the plans
In 2023, the Company expects its cash contributions to amount to 153 for pension plans, 66 for other post-employment benefits plans and 139 for defined contribution plans. In 2022 and 2021, cash contributions to defined contributions plans were 141 and 78, respectively.
At December 31, 2022, the weighted average duration of liabilities related to pension and other post-employment benefits plans were 12 years and 12 years, respectively. At December 31, 2021, the weighted average duration of liabilities related to pension and other post-employment benefits plans were 13 years and 14 years, respectively.
Risks associated with defined benefit plans
Through its defined benefit pension plans and OPEB plans, ArcelorMittal is exposed to a number of risks, the most significant of which are detailed below:
Changes in bond yields
An increase in corporate bond yields will decrease plan liabilities, however it will decrease simultaneously the value of the plans’ bond holdings.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Life expectancy
Most plans provide benefits for the life of the covered members, so increases in life expectancy will result in an increase in the plans’ benefit obligations.
Assumptions regarding future mortality rates have been set considering published statistics and, where possible, ArcelorMittal’s own experience.
The current longevity at retirement underlying the values of the defined benefit obligation was approximately 23 years.
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
Sensitivity analysis
The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2022, the defined benefit obligation for pension plans was 4,932):

	Effect on 2023 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2022 DBO
Change in assumption
100 basis points decrease in discount rate	(14)	519
100 basis points increase in discount rate	12	(425)
100 basis points decrease in rate of compensation	(12)	(130)
100 basis points increase in rate of compensation	13	132
1 year increase of the expected life of the beneficiaries	7	121
The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2022 the defined benefit obligation for post-employment benefit plans was 866):

	Effect on 2023 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect on December 31, 2022 DBO
Change in assumption
100 basis points decrease in discount rate	(1)	95
100 basis points increase in discount rate	1	(77)
100 basis points decrease in healthcare cost trend rate	(4)	(52)
100 basis points increase in healthcare cost trend rate	5	64
1 year increase of the expected life of the beneficiaries	—	17
The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.
8.3 Share-based payments
ArcelorMittal issues equity-settled share-based payments to certain employees, including RSUs and PSUs. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Where the fair value calculation requires modeling of the Company’s performance against other market index, fair value is measured using the Monte Carlo pricing model to estimate the forecasted target performance goal for the company and its peer companies. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility. For RSUs and PSUs, the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line method over the vesting period.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
ArcelorMittal Equity Incentive Plan
ArcelorMittal operates a long-term incentive plan ("the ArcelorMittal Equity Incentive Plan") to incentivize shareholder wealth creation in excess of performance of a peer group and incentivize executives to achieve strategy. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees (including Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees.
The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria such as return on capital employed ("ROCE"), total shareholders return ("TSR"), earnings per share ("EPS") and since 2021, environmental, social and governance ("ESG") including health & safety, climate action and diversity & inclusion, over a three-year period from the date of the PSU grant. The employees eligible to receive PSUs are a sub-set of the group of employees eligible to receive RSUs.
RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to eligible employees. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the Company.
The maximum number of PSUs and RSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the AGM. The 2020, 2021 and 2022 Caps for the number of PSUs/RSUs that may be allocated to the Executive Office and other retention and performance based grants below the Executive Office level, were approved at the AGMs on June 13, 2020, June 8, 2021 and May 4, 2022 respectively, at a maximum of 4,250,000 shares, 3,500,000 shares and 3,500,000 shares, respectively.
In 2020, 316,684 RSUs were granted as a special grant with a one year vesting period to compensate salary reduction in 2020 contingent upon the continued active employment of the eligible employee within the Company until the vesting date, i.e. December 14, 2021.

Conditions of the 2022 grant were as follows:

		Executive Office				Executive Officers
2022 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 120% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% vs. weighted average	≥120% vs. weighted average		TSR vs. peer group (40%)	100% weighted average	≥120% weighted average
		Vesting percentage	100%	150%		Vesting percentage	100%	150%
						Gap to competition (40%)	100% of target	120% of target
		ESG (30%): H&S 10%, Climate action 10% and D&I 10%	100% of target	120% of target		Vesting percentage	100%	150%
						ESG (20%): H&S 10%, Climate action 5% and D&I 5%	100% of target	120% of target
		Vesting percentage	100%	150%		Vesting percentage	100%	150%
					●	RSUs with a three year vesting period
Awards made in previous financial years which have not yet reached the end of the vesting period
ArcelorMittal's Equity Incentive Plan for senior management including Executive Officers follows the Company's strategy. In addition to the 2022 grant, the summary of outstanding plans as of December 31, 2022 is as follows:

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	Executive Office				Executive Officers
2019 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		ROCE		100% target 100% vesting
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%

	Executive Office				Executive Officers
2020 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR/EPS vs. peer group	100% median	≥120% median
						Vesting percentage	50%	100%
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%		Vesting percentage	0%	100%

					●	RSUs with a three year vesting period

					●	RSUs with a one year vesting period

		Executive Office				Executive Officers
2021 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target			Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% median	≥120% median		TSR vs. peer group (40%)	100% weighted average	≥120% weighted average
		Vesting percentage	50%	100%		Vesting percentage	100%	150%
						Gap to competition (40%)	100% of target	120% of target
		ESG (30%)		100% of target		Vesting percentage	100%	150%
						ESG (20%)	100% of target	120% of target
		Vesting percentage		100%			100%	150%
					●	RSUs with a three year vesting period
					●	RSUs with a two year vesting period

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following table summarizes the Company’s share unit plans outstanding as of December 31, 2022:

At Grant date						Number of shares issued as of December 31, 2022
Grant date	Type of plan	Number of shares	Number of beneficiaries	Maturity	Fair value per share	Shares outstanding	Shares forfeited	Shares vested
December 13, 2022	RSU	866,000	802	December 13, 2025	27.61	866,000	—	—
December 13, 2022	PSU	644,800	242	January 1, 2026	23.64	644,800	—	—
December 13, 2022	Executive Office	141,564	2	January 1, 2026	22.47	141,564	—	—
December 16, 2021	RSU	729,250	658	December 16, 2024	32.66	700,650	27,347	1,253
December 16, 2021	PSU	575,400	244	January 1, 2025	28.29	559,800	15,600	—
December 16, 2021	Executive Office	109,143	2	January 1, 2025	27.20	109,143	—	—
May 7, 2021	RSU	350,000	189	May 7, 2023	32.55	309,000	33,282	7,718
December 14, 2020	RSU	1,074,600	656	December 14, 2023	21.15	961,500	99,699	13,401
December 14, 2020	PSU	714,250	235	January 1, 2024	19.74	635,850	78,400	—
December 14, 2020	Executive Office	148,422	2	January 1, 2024	18.19	148,422	—	—
December 16, 2019	PSU	1,760,350	517	January 1, 2023	18.57	1,281,400	303,200	175,750
December 16, 2019	Executive Office	172,517	2	January 1, 2023	14.89	172,517	—	—
Total		7,286,296			$14.89 – $32.66	6,530,646	557,528	198,122
The compensation expense recognized for PSUs was 38, 35 and 30 for the years ended December 31, 2022, 2021 and 2020.
Share unit plan activity is summarized below as of and for each year ended December 31, 2022, 2021 and 2020:

	RSUs		PSUs and Executive Office
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2019	—	—	7,472,056	16.76
Granted	1,391,284	21.15	862,672	19.47
Exited	—	—	(658,141)	16.86
Forfeited	—	—	(526,420)	15.48
Outstanding, December 31, 2020	1,391,284	21.15	7,150,167	17.18
Granted	1,079,250	32.62	684,543	28.12
Exited	(315,699)	21.20	(613,385)	14.04
Forfeited	(59,885)	23.47	(2,915,514)	15.37
Outstanding, December 31, 2021	2,094,950	26.99	4,305,811	20.58
Granted	866,000	27.61	786,364	23.43
Exited	(17,294)	26.21	(673,661)	20.84
Forfeited	(106,506)	26.36	(725,018)	19.54
Outstanding, December 31, 2022	2,837,150	27.20	3,693,496	21.35

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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
judgments that have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
9.1 Provisions

	Balance at December 31, 2021	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2022
Environmental	595	59	(61)	(27)	566
Emission obligations	492	477	(443)	(4)	522
Asset retirement obligations	397	22	(41)	(29)	349
Site restoration	220	—	(54)	(14)	152
Staff related obligations	120	40	(29)	6	137
Voluntary separation plans	31	3	(18)	7	23
Litigation and other (see note 9.3)	323	53	(103)	16	289
Tax claims	79	9	(24)	9	73
Other legal claims	244	44	(79)	7	216
Commercial agreements and onerous contracts	23	9	(4)	—	28
Other	361	84	(124)	20	341
	2,562	747	(877)	(25)	2,407
Short-term provisions	1,064				1,101
Long-term provisions	1,498				1,306
	2,562				2,407

	Balance at December 31, 2020	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2021
Environmental	661	47	(65)	(48)	595
Emission obligations	571	606	(565)	(120)	492
Asset retirement obligations	397	20	(5)	(15)	397
Site restoration	309	25	(93)	(21)	220
Staff related obligations	127	40	(31)	(16)	120
Voluntary separation plans	55	13	(27)	(10)	31
Litigation and other (see note 9.3)	269	143	(70)	(19)	323
Tax claims	62	32	(10)	(5)	79
Other legal claims	207	111	(60)	(14)	244
Commercial agreements and onerous contracts	25	4	(5)	(1)	23
Other	218	278	(112)	(23)	361
	2,632	1,176	(973)	(273)	2,562
Short-term provisions	935				1,064
Long-term provisions	1,697				1,498
	2,632				2,562
1.Additions exclude provisions reversed or utilized during the same year.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The Company uses derivative financial instruments and spot purchases to manage its exposure to fluctuations in prices of emission rights allowances. See note 6.3 for the details of the cash flow hedging in place for emission rights, note 4.5 for CO2 emission rights held as current assets and note 5.1 for CO2 emission rights held as Intangible non-current assets. The Company also receives indirect compensation through rebates on its energy tariffs.
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
Provisions for site restoration are related to costs in connection with the dismantling of site facilities, mainly in France and Poland, of which 79 and 98 at December 31, 2022 and 2021, respectively, with respect to the dismantling of the Florange liquid phase.
Provisions for staff related obligations primarily concern Brazil and are related to various employees’ compensation.
Provisions for voluntary separation plans primarily relate to plans in Spain, France, Brazil, Luxembourg and Germany, which are expected to be settled within one year.
Provisions for litigation include losses relating to present legal obligations that are considered to be probable. Further detail regarding legal matters is provided in note 9.3.
In 2022 and 2021 provisions for commercial agreements and onerous contracts are primarily linked to onerous contracts recognized in Poland, Spain and Brazil.
Other provisions increased by 240 as a result of the Complementary Agreement Term signed on June 7, 2021 between ArcelorMittal Brasil, the Federal and State Prosecutor Offices and the Commission representing affected people with respect to the precautionary evacuation of the communities close to the Serra Azul dam as well as the commitment to implement action plans in order to ensure the stability, security and decommissioning of the tailing dam. As of December 31, 2022 such provisions amounted to 187 (217 on December 31, 2021). Other provisions comprise as well technical warranties and guarantees.
In 2021, other provisions decreased by 98 with respect to the indemnification arrangement between the Company and Global Chartering (see note 2.3.1) following a revision of the shipping market rate outlook for certain of Global Chartering's fleet lease terms.
Environmental Liabilities
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2022, excluding asset retirement obligations, ArcelorMittal had established provisions of 566 for environmental remedial activities and liabilities. The provisions for all operations by geographic area included mainly 399 in Europe, 118 in South Africa and 44 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.
Europe
Environmental provisions for ArcelorMittal’s operations in Europe total 399 and are mainly related to the investigation and remediation of environmental contamination at current and former operating sites in Belgium (206), France (58), Luxembourg (55), Poland (44), Germany (28) and Spain (8). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.
Belgium
In Belgium, environmental provisions amount to 206, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally at the ArcelorMittal Ghent and Liège sites and the removal and disposal of material containing asbestos.
France
In France, environmental provisions of 58 principally relate to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary material.
The remediation of the coke plants concerns mainly the Thionville, Moyeuvre-Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
groundwater. At the Thionville coke plant, soil remediation has been completed, while additional investigations are ongoing for groundwater.
ArcelorMittal is responsible for closure and final rehabilitation of the rest of the site corresponding to the former Conroy and Pérotin slag-heaps, for which the administrative procedure for cessation of activity is underway but due to the COVID-19 pandemic the project slowed down and the remediation has been postponed to 2023 due to change of regulator. In other sites, ArcelorMittal France is responsible for monitoring the concentration of organic compound and heavy metals in soil and groundwater on all former sites closed and/or already remediated. The Florange coke plant shut down in 2020 and is now under investigation for its demolition and remediation.
ArcelorMittal France has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law and to the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent environmental damage, treatment and elimination of waste and financial guarantees demanded by Public Authorities. Environmental provisions also include treatment of slag dumps at the Florange and Dunkirk sites as well as removal and disposal of material containing asbestos at the Dunkirk and Mardyck sites.
ArcelorMittal France also has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills as the stocking areas at the Dunkirk site need to be restored to comply with local law.
Luxembourg
In Luxembourg, environmental provisions of 55 relate to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.
ArcelorMittal Luxembourg is contractually liable to clean the former Ehlerange slag deposit (93 hectares) and moves approximately 400,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Mondercange, Differdange and Dommeldange. In addition, ArcelorMittal Luxembourg has secured the disposal of ladle slag, sludge and certain other residues coming from different sites at the Differdange dump for a total volume of 1,400,000 cubic meters until the end of 2021. At the end of 2022, the studies for the covering process of this dump were completed. A 49 provision relates to such obligations.
ArcelorMittal Belval and Differdange has an environmental provision of 6 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration and to cover dismantling and soil cleaning costs of the former PRIMOREC installation.
Poland
ArcelorMittal Poland’s environmental provision of 44 includes 27 for cleaning and remediation costs recognized in 2020 following the closure of primary facilities in Kraków; the remaining 17 relates to the obligation to reclaim landfills in Kraków, Zdzieszowice, Dabrowa Górnicza and to dispose the residues from a landfill in Lipówka which cannot be internally recycled or externally recovered in Dabrowa Gornicza, the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process under the environmental law (i.e., waste storage time cannot exceed three years) and also land remediation in post-industrial areas in Ruszcza (district of Kraków).
Germany
In Germany, the environmental provision of 28 essentially relates to ArcelorMittal Bremen’s post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.
Spain
In Spain, ArcelorMittal España has environmental provisions of 8 due to obligations of sealing landfills basically located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.
South Africa
AMSA has environmental provisions of 118 to be used over 13 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to obtaining the necessary environmental authorizations.
A provision of 37 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with only a small-sections rolling facility still in operation. AMSA transformed this old plant into an industrial hub for light industry since the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated, but other remediation works continued at a slow pace as

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
remediation actions for these sites are long-term in nature in terms of a remediation order received during October 2021 and commenced with remediation during 2022.
The Vanderbijlpark Works site, the main flat carbon steel operation of AMSA, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Provisions relating to this site amount to 18.
The Newcastle Works site is the main long carbon steel operation of AMSA. A provision of 24 relates to this site. As with all operating sites of AMSA, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for air quality improvements, waste site remediation and storm water management.
A provision of 35 relates to the environmental rehabilitation of the Thabazimbi mine. AMSA holds an environmental trust which holds investments for a value of 24 that will be used for rehabilitation purposes.
The remainder of the obligation of 4 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater aquifers.
Canada
In Canada, ArcelorMittal Dofasco has an environmental provision of 44 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, of which 1 is expected to be spent in 2023-2024.
Asset Retirement Obligations (“AROs”)
AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life, mainly in connection with mining operations. As of December 31, 2022, ArcelorMittal had established provisions for asset retirement obligations of 349, including mainly 133 for Canada, 52 for Mexico, 41 for Ukraine, 36 for Germany, 22 for Brazil, 21 for Kazakhstan, 19 for Liberia and 18 for South Africa. As of December 31, 2022, AROs related to mining activities and total undiscounted amount of site restoration obligations amounted to 287 and 934, respectively.
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
AROs in Mexico relate to the restoration costs following the closure of the Las Truchas, El Volcan, San Jose and the joint operation of Peña Colorada iron ore mines.
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
In Kazakhstan, AROs relate to the restoration obligations of the iron ore and coal mines.
In Liberia, AROs relate to iron ore mine and associated infrastructure and mine related environmental damage and compensation. They cover the closure and rehabilitation plan under both the current operating phase and the not yet completed Phase 2 expansion project.
AROs in South Africa are for the Pretoria, Vanderbijlpark, Saldanha, Newcastle as well as the Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.
In Belgium, AROs are to cover the demolition costs for the primary facilities at the Liège site.
In Brazil, AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be fully settled up to 2072 and 2078, respectively.
In Bosnia and Herzegovina, ARO relates to re-cultivation of dump yard of old iron ore pit Jezero and closing dam Medjedja.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
9.2 Other long-term obligations

	Balance at December 31,
	2022	2021
Derivative financial instruments (notes 6.1 and 6.3)	45	58
Payable from acquisition of financial assets	85	115
Unfavorable contracts	92	105
Income tax payable	202	219
Put option liability ArcelorMittal Texas HBI (note 11.5.2)	181	—
Put option liability Sonasid (note 11.5.2)	122	119
Other	187	258
Total	914	874
As of December 31, 2022 and 2021, payable from acquisition of financial assets included 66 and 80 respectively related to AMNS India's debt guarantee (see note 9.4).
Unfavorable contracts of 92 and 105 as of December 31, 2022 and 2021, respectively, mainly related to AMSF.
As of December 31, 2022, the income tax payable mainly related to income tax contingencies (in majority unasserted claims) and withholding tax.
9.3 Contingent liabilities
Tax Claims
ArcelorMittal is a party to various tax claims. As of December 31, 2022, ArcelorMittal had recorded short-term and long-term liabilities related to income tax contingencies of 53 and provisions for non-income tax claims in the aggregate of 73 for which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) for which ArcelorMittal had recorded a provision as of December 31, 2022, (ii) that constitute a contingent liability, (iii) that were resolved in 2022 or (iv) that were resolved and had a financial impact in 2021 or 2020, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against the pending claims discussed below.
Brazil
In 2011, ArcelorMittal Brasil (at the time SOL Coqueria Tubarão S.A.) received 21 separate tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value-added tax) in an amount which totaled 26 relating to a tax incentive (INVEST) it used. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of the first instance upheld the 21 separate tax assessments. In September 2015, ArcelorMittal Brasil filed appeals with respect to each of the administrative tribunal’s decisions. As of December 31, 2018, there were final unfavorable decisions at the administrative tribunal level in 15 of the 21 cases, each of which ArcelorMittal Brasil appealed to the judicial instance. In March 2018, the administrative tribunal of the third instance found in favor of ArcelorMittal Brasil sending the six other cases back to the administrative tribunal of the second instance. After the administrative tribunal of the second instance issued a partially favorable ruling on these six cases in December 2019, related only to the recognition of the limitation period of May 2005, a further appeal to the administrative tribunal of the third instance was filed. In July 2021, the third administrative instance denied ArcelorMittal Brasil's appeal and upheld the tax assessments. Following the conclusion of this proceeding at the administrative level, in September 2021, ArcelorMittal Brasil appealed to the judicial instance where all of the 21 cases now await a first instance decision.
In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer ("MTO") made by ArcelorMittal (ex-Mittal Steel N.V.) to minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed now totals 438. On January 31, 2014, the administrative tribunal of the first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 120 to 63 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Federal Revenue Service appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component). In September 2017, the administrative tribunal of the second instance found largely in favor of the Federal Revenue Service. In January 2018, ArcelorMittal Brasil filed a motion for clarification of this decision. In February 2018, the motion for clarification was rejected and, in March 2018, an appeal was filed to the administrative tribunal of the third instance.
In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the amortization of goodwill arising from the MTO made by

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
ArcelorMittal (ex-Mittal Steel N.V.) to minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 389. In October 2014, the administrative tribunal of the first instance found in favor of the Federal Revenue Service and ArcelorMittal Brasil filed its appeal in November 2014. In September 2017, the administrative tribunal of the second instance found in favor of the Federal Revenue Service. ArcelorMittal Brasil filed a motion for clarification with respect to this decision, which was denied, and thereafter filed an appeal to the administrative tribunal of the third instance. In November and December 2022, the tribunal found in favor of ArcelorMittal Brasil cancelling 98% of the tax assessment, in particular: (i) the total amount related to the goodwill of Mendes Júnior Siderurgia was cancelled; (ii) most of the amounts related to the goodwill of MTO was cancelled; and (iii) the total amount related to CSL and IRPJ over profits of controlled companies in Argentina and Netherlands was cancelled. The decision (a) did not decide the claim related to the deduction of the MTO’ goodwill amounts amortized for accounting purposes (this specific matter will be the subject of a separate legal proceeding) and (b) remitted the proceeding to the first administrative instance for the analysis of the arguments related to the subsidiary located in Venezuela. ArcelorMittal Brasil is currently awaiting the formalization of the decision and the write-off of the amounts; the remaining claim under discussion is 8.
In April 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in a 63 financial impact arising from a write off of net operating loss carry forwards with respect to the 2011-2012 tax year. In May 2016, ArcelorMittal Brasil filed its defense, which was not accepted at the first administrative instance. On March 10, 2017, ArcelorMittal Brasil filed an appeal to the second administrative instance, which was rejected in May 2019, filed a motion for clarification which was denied in November 2019 and thereafter filed an appeal to the administrative tribunal of the third instance.
In December 2018, ArcelorMittal Brasil received a tax assessment of 108, which could have an additional 21 financial impact arising from a write off of net operating loss carry forward with respect to the 2013-2014 tax years, principally in relation to the amortization of goodwill resulting from the MTO made by
ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. in 2007. In January 2019, ArcelorMittal Brasil filed a defense in the first administrative instance, which issued an unfavorable decision in June 2019. An appeal to the second administrative instance was filed in July 2019. In November 2022, the administrative tribunal of the second instance cancelled the tax assessment. In January 2023, an appeal to the administrative tribunal of third instance was filed by the Federal Revenue Service.
In December 2020, ArcelorMittal Brasil received a tax assessment of 38, which could have an additional 46 financial impact arising from a write off of net operating loss carry forwards, with respect to the 2015-2016 tax years, related to the amortization of goodwill resulting from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. in 2007. ArcelorMittal Brasil filed its defense in the first administrative instance in January 2021 which issued an unfavorable decision in August, 2021. An appeal to the second administrative instance was filed in September 2021.
In 2013, ArcelorMittal Brasil filed a lawsuit against the Federal Revenue Service disputing the basis of calculation of a tax called additional freight for the renewal of the Brazilian Merchant Navy ("AFRMM"), amounting to 55. The dispute is related to the inclusion of the unloading and land transport costs of the imported goods after landing to calculate AFRMM. In June 2013, ArcelorMittal Brasil obtained a preliminary decision allowing the company not to pay such amount until a final decision was rendered. In February 2017, ArcelorMittal Brasil obtained a favorable decision at the judicial first instance which was upheld by the Federal Court of Appeals in February 2019. In July 2019, the Federal Revenue Service filed appeals with the Superior Court of Justice and the Supreme Court. In February 2020, the appeal to the Supreme Court of Justice was dismissed and, in July 2020, the Appeal to the Supreme Court was dismissed. This decision is final and unappealable. In November 2018, a related tax assessment was received from the Federal Revenue Service claiming 18 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the company in the years 2013-2018, which were the subject matter of the preliminary decision of June 2013. In December 2018, ArcelorMittal Brasil presented its defense in the first administrative instance, which in June 2019 decided in ArcelorMittal Brasil’s favor. The case was archived by the Federal Revenue Service in March 2021. ArcelorMittal Brasil became aware of this in April 2022 when the contingency was written off. A further related tax assessment was received in September 2018 from the Federal Revenue Service claiming 0.2 as a penalty for alleged failure to comply with formal

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
requirements in the import declarations delivered by the company in the period between September and November 2013. In October 2018, ArcelorMittal Brasil presented its defense in the first administrative instance, and a decision is pending.
In the period from 2014 to 2018, ArcelorMittal Brasil received six tax assessments from the Federal Revenue Service in the amount of 39 disputing its use of credits for PIS and COFINS social security taxes in 2010, 2011 and 2013. The dispute relates to the concept of production inputs in the context of these taxes. In the first case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil. The decision was upheld in the administrative tribunal of the second instance and ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance which ruled partially in favor of ArcelorMittal Brasil in May 2019. In January 2020, the case was sent back to the Federal Revenue to verify the extent of the administrative tribunal of the third instance’s decision in order to proceed with the write-off of amounts due. In August 2020, the tax assessment was reduced by approximately 25%, reflecting the partially favorable decision. In January 2022, ArcelorMittal Brasil filed a lawsuit to dispute the remaining amount which is pending trial at first instance. In the second case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil in December 2016 and an appeal has been filed to the administrative tribunal of the second instance. In the third case (this assessment does not involve a cash payment requirement, but may result in a financial impact of 3 arising from a write-off of credits in ArcelorMittal Brasil’s tax books), the administrative tribunal of the first instance upheld the tax assessment in March 2017, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In the fourth case, ArcelorMittal Brasil has filed its defense to the administrative tribunal of the first instance in March 2018. In March 2021, a partially favorable decision was issued and an appeal was filed to the second administrative instance in April 2021. In the fifth case, a partially favorable decision was issued in November 2020, and an appeal was presented in December 2020. In the sixth case, the administrative tribunal of the first instance issued an unfavorable decision in April 2017, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In March 2018, the Superior Court decided a leading case, not involving ArcelorMittal Brasil, that ruled against the restrictive approach that the tax authorities have been using towards credit (of the sort in issue in ArcelorMittal Brasil’s PIS/COFINS cases). In June 2021, the Supreme Court decided a leading case, not involving ArcelorMittal Brasil, ensuring the taxpayers’ right to register the PIS/COFINS credits over scrap acquisition (one of the inputs being challenged by the tax authority). This binding precedent is important because it strengthens ArcelorMittal’s defenses in the six cases in which part of the contingency is related to scrap acquisition. ArcelorMittal Brasil also filed in February 2011 a claimant individual lawsuit on the PIS/COFINS credits over scrap acquisition matter, in which a favorable and unappealable decision was issued in May 2022. Accordingly and as a result of this legal clarification, in 2022, ArcelorMittal recorded PIS/COFINs tax credits in cost of sales in the amount of 300 with respect to prior periods.
In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 35. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal Comercializadora de Energia filed an appeal in December 2014. In March 2015, there was a further unfavorable decision at the second administrative level. Following the conclusion of this proceeding at the administrative level, the company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount, of 50, after taking account of a reduction of fines mentioned below regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. In May 2017, there was a further unfavorable decision at the second administrative level in respect of the tax assessment received in April 2016. In June 2017, ArcelorMittal Comercializadora de Energia filed an appeal to the second administrative instance. This appeal was rejected in August 2017. In October and November 2017, the company appealed in relation to both tax assessments to the judicial instance. In November 2017, the company received a notice from the tax authority informing it of the reduction of the fines element by 12, due to the retroactive application of a new law. In February 2019, due to the retrospective application of a new law, a reduction of the fine element of 7 was finalized in the first case.
In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the company, through its branches in that state, had not made advance payments of ICMS on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 76. The administrative tribunal of the first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative tribunal’s decisions. Each case was decided unfavorably to ArcelorMittal Brasil at the administrative tribunal of the second instance. In the period from February 2016 to February 2017, ArcelorMittal Brasil appealed to the judicial instance, where there are 5 cases pending. In June 2022, ArcelorMittal Brasil obtained, in the fifth case, a partially favorable decision and in

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
September 2022, this decision was confirmed at second instance. The other cases are still pending a first instance decision.
On May 17, 2016, ArcelorMittal Brasil received a tax assessment from the state of Santa Catarina in the amount of 110 alleging that it had used improper methods to calculate the amount of its ICMS credits. ArcelorMittal Brasil filed its defense in July 2016. In December 2016, ArcelorMittal Brasil received an unfavorable decision at the first administrative level, in respect of which it filed an appeal. In March 2018, the administrative tribunal of the second instance found against ArcelorMittal Brasil and, in April 2018, ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance. In December 2019, the tax assessment was upheld by the administrative tribunal of the third instance. In January 2020, ArcelorMittal Brasil filed a motion for clarification which was rejected in August 2020. ArcelorMittal Brasil appealed to the judicial instance in November 2020.
In January 2023, ArcelorMittal Brasil received a tax assessment from the Federal Revenue Service in an amount of 132 in which the tax authority rejected the offsetting of PIS/COFINS credits used by the company in 2018. The dispute relates to various types of credits such as credits recognized in Court processes (exclusion of ICMS from the PIS and COFINS calculation base, PIS/COFINS credits in the Manaus Free Trade Zone), expenses related to the acquisition of scrap (including freight), expenses related to port handling, expenses for freight for finished products. ArcelorMittal Brasil filed an administrative defense in February 2023.
Mexico
In 2015, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Mexico, with respect to 2008, principally due to improper interest deductions relating to certain loans, and unpaid corporate income tax for interest payments that the tax authority has categorized as dividends. In November 2015, ArcelorMittal Mexico filed an administrative appeal in respect of this assessment, which was dismissed by the tax authority. In November 2017, ArcelorMittal Mexico filed an annulment complaint before a Federal Administrative and Tax Justice Court, which has not been determined. The amount of the tax assessment as of December 31, 2022 is 207.
With respect to 2007 and 2009, the Mexican Tax Administration Service also challenged the interest deduction related to the aforementioned loans and issued tax assessments to ArcelorMittal Mexico for 23 and 28, respectively. In November 2018, a Federal Administrative and Tax Justice Court ruled against the annulment complaint filed by ArcelorMittal Mexico in relation to the 2007 tax assessment and in December 2018, ArcelorMittal Mexico filed a constitutional claim before the Collegiate Tribunal For Administrative Matters, which was rejected in June 2019. A review appeal was filed in July 2019 and rejected in August 2019. An extraordinary appeal of constitutional review was filed against this decision in September 2019 before the Supreme Court of Justice. In November 2019, the Court dismissed the extraordinary appeal of constitutional review confirming the earlier decision in favor of the tax authorities. No further appeal is possible. With respect to the 2009 tax assessment, in November 2016 ArcelorMittal Mexico filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was rejected in June 2020. In September 2020, an annulment complaint was filed before the Federal Administrative and Tax Justice Court. In December 2021, a reduction of the penalty component of the tax assessment was requested, an amount of 20 was paid and the Court issued a dismissal ruling in respect of this case, thereby closing the proceedings.
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
In October 2018, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, with respect to 2013 due to: (i) improper interest deductions relating to certain loans (ii) non-deduction of advanced rent payments and (iii) non-deduction of rolling roll expenses. In November 2018, ArcelorMittal Las Truchas filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was partially rejected in June 2019 and is being appealed. Therefore, in August 2019, ArcelorMittal Las Truchas filed an annulment complaint before a Federal Administrative and Tax Justice Court, which has not been determined. The amount of the tax assessment as of December 31, 2022 is 108.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Ukraine
In October 2019, ArcelorMittal Kryvyi Rih received tax orders from Ukrainian tax authorities covering the findings of a tax audit for the period from 2015 through the first quarter of 2019 which claimed the company owes additional taxes of 278 for that period. ArcelorMittal Kryvyi Rih appealed these orders to the tax authorities resulting in a significant reduction of the amounts claimed. In January 2020, ArcelorMittal Kryvyi Rih filed three legal actions with the Kyiv District Administrative Court seeking to cancel the remaining additional charges amounting to 128. The three cases were later merged into one case and moved to the Dnipro District Administrative Court. In February 2023, the Court dismissed the entirety of the claim except for an amount of 0.05. The tax authorities may appeal the dismissal.
In October 2020, ArcelorMittal Kryvyi Rih commenced a separate lawsuit seeking cancellation of additional tax charges (excise duty, VAT, CIT, fines) of 89 based on the results of a full-scope tax audit covering 2015 through the first quarter of 2019. This separate lawsuit was closed in May 2021 at ArcelorMittal Kryvyi Rih’s request.
In August 2021, ArcelorMittal Kryvyi Rih commenced court proceedings to dispute the assessment by Ukrainian tax authorities of a subsoil usage rent/tax (in the amount of approximately 77) on production activities by ArcelorMittal Kryvyi Rih for the period from January 2015 to March 2019. In November 2021, the court found that the tax notice decision was illegal and cancelled it. The Ukrainian tax authorities and the Prosecutor’s office appealed this decision. Subsequently, (a) on November 17, 2021, the Prosecutor General’s office and the Security Service of Ukraine notified the Chief Financial Officer of ArcelorMittal Kryvyi Rih that he had been placed under an investigation on suspicion of alleged tax evasion and official forgery, and (b) on January 4, 2022 the Prosecutor General’s office, acting pursuant to a ruling of the Shevchenkivsky District Court of Kyiv dated November 30, 2021 blocked the accounts of ArcelorMittal Kryvyi Rih with three banks in Ukraine. ArcelorMittal Kryvyi Rih promptly appealed the blocking of these accounts and the restrictions on two of the three accounts were by court order partially lifted to allow the payment of wages, taxes and other mandatory payments. In March 2022, the Prosecutor General closed the criminal proceedings and as a result the remaining restrictions were lifted. In June 2022, the Court of Appeal decided that the tax notice decision was illegal and confirmed its cancellation. In July 2022, the tax authorities and the Prosecutor’s Office filed a cassation appeal to the Supreme Court which was rejected in December 2022 and the case is now closed.
Kazakhstan
In November 2020, ArcelorMittal Temirtau filed a lawsuit in the Astana investment court against the State revenue committee. The dispute is related to a tax claim by the said committee resulting from an audit for the years 2013-2017. The court hearings started in February 2021 and resulted in a June 2021 judgment against ArcelorMittal Temirtau for 45 for tax and late payment interest as estimated by the authorities in their notification of September 28, 2020. ArcelorMittal Temirtau appealed this decision with the court of second instance, which confirmed the judgment in September 2021. The judgment came into force and was satisfied. In November 2021, ArcelorMittal filed an appeal with the Court of Cassation which in January 2022, the Court declined to hear the appeal, bringing the case to an end.
In January 2022, ArcelorMittal Temirtau filed a lawsuit in the Nur-Sultan (Astana) administrative court against the State revenue committee. The dispute is related to a tax claim by the said committee in the amount of 63 resulting from an audit for the years 2018-2019. In January 2022, ArcelorMittal Temirtau withdrew the lawsuit and paid the tax due with interest and the applicable administrative penalty in the first half of 2022.
Competition/Antitrust Claims
ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2022, ArcelorMittal had recorded a non-material amount provision in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, (ii) that were resolved in 2022 or (iii) that were resolved and had a financial impact in 2021 or 2020, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.
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
There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages in an amount of 71 based on the alleged violations investigated by CADE. The injunction requested by Federal Prosecution Office was denied.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
A further related lawsuit was commenced in February 2011 by four units of Sinduscons, a civil construction trade organization, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.
Spain
In November 2018, the Comisión Nacional de los Mercados y la Competencia (“CNMC”), the Spanish competition authority, carried out a dawn raid at the offices of ArcelorMittal in Villaverde (Madrid) in relation to a preliminary investigation concerning alleged coordination between competitors to fix the purchase price of scrap. In March 2020, further dawn raids were carried out extending the investigation to the sale of long products. In July 2020, CNMC announced that they were commencing a formal sanctioning procedure against ArcelorMittal Spain Holding ("AMSH") and its subsidiaries ArcelorMittal Madrid, ArcelorMittal Comercial Perfiles España, ArcelorMittal Aceralia Basque Holding (“AMABH”), and Arcelor Mittal España (and other companies not part of ArcelorMittal group) in respect of purchases of scrap and sale of finished steel products, especially long products. In August 2021, the CNMC issued a statement of objections to AMSH and AMABH, among other parties. The CNMC stated that it had found evidence of a purported cartel in terms of the purchase of scrap, while noting that it had not found evidence of infringement with regard to the sales of long products. The infringement with respect to the scrap was alleged to have taken place from 2009 to 2020 and is attributed to AMSH and AMABH. In September 2021, AMSH and AMABH responded to the allegations and objected to the claims of infringement. In November 2021, the CNMC notified AMABH and AMSH of its resolution proposal to be submitted to the Council proposing a sanction for AMABH, with joint and several liability for AMSH, of 3 (€2.7 million which is 6.5% of a turnover figure of €42.3 million) and notified AMSH and AMABH that it had restricted the alleged infringement due to certain contacts held from January to August 2018. On December 16, 2021, AMABH filed its challenge to the resolution proposal, together with an economic report as proof of market structure. In March 2022, the CNMC decided on a sanction for AMABH of 14 (€12.1 million based on a turnover which CNMC determined as €226.6 million). In May 2022, AMABH appealed the decision to the Spanish Court and sought suspension of payment of the fine. In October 2022, the Court agreed to the said suspension subject to the provision of a guarantee by AMABH, filed with the court in December 2022.
Other Legal Claims
ArcelorMittal is a party to various other legal claims. As of December 31, 2022, ArcelorMittal had recorded provisions of 216 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which
ArcelorMittal had recorded a provision as of December 31, 2022, (ii) that constitute a contingent liability, (iii) that were resolved in 2022, or (iv) that were resolved and had a financial impact in 2021 or 2020, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the claims discussed below that remain pending.
Argentina
Over the course of 2007 to 2021, the Argentinian Customs Office Authority (“Aduana”) notified Acindar, of certain inquiries that it was conducting with respect to prices declared by Acindar related to iron ore imports. The Customs Office Authority was seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian and Bolivian suppliers and from ArcelorMittal Sourcing originally on 39 different claims concerning several shipments made between 2002 and 2021. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In March 2018, the Customs Office Authority issued a general instruction that ordered customs to withdraw current claims related to the difference between import prices in Argentina and export prices of iron ore when exiting Brazil, which has led to a reduction in the number of claims and amounts claimed against Acindar. In addition, other cases have been dismissed by the National Tax Court. As of February 2023, the aggregate amount claimed by the Customs Office Authority in respect of all iron ore shipments is 99 in 18 different cases. Of these 18 cases, 7 are still in the administrative branch of the Customs Office Authority and the other 11 cases, in which the administrative branch of the Customs Office Authority ruled against Acindar, have been appealed to the Argentinian National Fiscal Court.
Brazil
In 2015, the SINDIMETAL (employees’ union) filed a lawsuit against ArcelorMittal Brasil to annul all the collective labor agreements related to 12-hour work shifts. In 2018, at the Labor Court of Vitória/ES, the case was dismissed. SINDIMETAL subsequently appealed to the Regional Labor Court of Appeals, which in 2019 reversed the ruling of the first judicial instance and ordered the payment of overtime wages, based on the argument that the 12-hour working day was unconstitutional. In September 2019, ArcelorMittal Brasil filed an appeal with the Superior Labor Court on the grounds of (i) the constitutionality of collective labor agreements; (ii) ArcelorMittal Brasil was obliged to maintain the 12-hour work shift in the period between November 2011 and November 2012 by another judicial decision; and (iii) the Supreme Court has ordered the suspension of legal proceedings in which there is a discussion about the validity of collective labor agreements due to a pending decision in a case not involving ArcelorMittal Brasil with

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
binding precedential value on similar cases. This decision impacts a group of approximately 2,500 employees. In July 2022, the Supreme Court decided the leading case, not involving ArcelorMittal Brasil, declaring the constitutionality of Collective Agreements, and this decision may favorably impact ArcelorMittal Brasil's case. This ruling lifted the suspension of all lawsuits (including ArcelorMittal’s 2019 appeal), regarding the validity of collective agreements, the appeal is therefore now being considered.
In April 2017, a shareholder in Siderúrgica Três Lagoas (“SITREL”) (of which ArcelorMittal Brasil is the other shareholder), commenced an arbitration against Votorantim Siderurgia S.A. (which subsequently merged into ArcelorMittal Brasil) and SITREL with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM-CCBC). The dispute concerns a provision in SITREL’s joint venture agreement relating to the formula used to determine the selling price for steel billets supplied by ArcelorMittal Brasil to SITREL from January 2013 onwards. The shareholder has alleged that the steel billets were overpriced and is seeking compensation for overpaid amounts on both a retrospective and prospective basis, with the initial amount claimed totaling 33. In October 2021, the CAM-CCBC decided against ArcelorMittal Brasil. In November 2021, ArcelorMittal Brasil filed a motion for clarification and disqualification request to the CAM-CCBC in relation to a conflict of interest concerning the other party's appointed arbitrator. The CAM-CCBC issued a stay on the clarification request, pending resolution on the disqualification challenge. In December 2021, an Independent Arbitrators Committee was formed to decide on the disqualification claim, which it rejected in March 2022. In April 2022, a final arbitral award was issued, which has been satisfied by ArcelorMittal Brasil. Given ArcelorMittal Brasil’s ownership interest in SITREL, the financial impact for ArcelorMittal is a net loss after tax of approximately 126 (67 net of partial recovery through dividend payment from SITREL).
On March 30, 2022, Votorantim S.A. (“Votorantim”) exercised the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim's long steel business in Brazil in 2018. There is a dispute between the parties as to the value of the put option. Votorantim has valued the put option at BRL 5.283 billion (i.e. 1,012). In September 2022, Votorantim commenced an arbitration against ArcelorMittal Brasil seeking the full amount of its value of the put option, which would be reduced by the undisputed amount ArcelorMittal Brasil accepts as the value of the put option and which was paid in January 2023 for 179 (see note 11.5.2).
Italy
In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”)
entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed 114, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of 17 to 29 or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of 46 to 73. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeal issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On April 11, 2018, the Court of Cassation rejected the appeal on the merits and upheld the Court of Appeal’s decision. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of 29 plus interest. In June 2015, both parties served appeals of the decision on the quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1, 2015, Finmasi formally notified AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France. At a hearing on December 1, 2015, the Italian Court of Appeal accepted the suspension of the enforcement of the decision of December 18, 2014, following the agreement of AMDSF to provide a guarantee for its value. In March 2016, on the joint application of the parties, the Court of Appeal of Reims ordered the suspension of the proceedings. On July 19, 2018, the Court of Appeal upheld the Court of Milan’s decision on quantum dated December 18, 2014. In September 2018, ArcelorMittal filed an appeal to the Court of Cassation. In January 2019, Finmasi called on the AMDSF guarantee issued in the context of the enforcement proceedings that were suspended in 2015. In August 2020, the Court of Cassation quashed the Court of Appeal decision on quantum and referred the case back to the Court of Appeal for further review of the quantum in respect of which Finmasi formally served their writ of summons in October 2020 asking the Court of Appel to confirm the first instance judgment on quantum. Following the decision of the Court of Cassation, Finmasi has repaid half of the amount of the guarantee that was called and provided a bank guarantee for the remainder. In December 2022, the Court found that AMDSF has the right to obtain restitution of approximately 28 paid to Finmasi and ordered Finmasi to pay the half still outstanding (approximately 13.9) plus interest and certain costs. In February 2023, Finmasi filed an appeal to the Court of Cassation. AMDSF is due to file its defense in March 2023.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
In addition, following a complaint filed by the Commissioners, in mid-November 2019, prosecutors in Milan and Taranto opened investigations into potential violations of numerous criminal laws. Following the (i) search decrees issued by the Milan and Taranto Prosecution Offices and ensuing seizures of documents in November 2019, and (ii) restitution decree issued by the Milan Prosecution Office in September 2020, the Milan Public Prosecutors closed one of the investigations which began in November 2019 concluding that there was no evidence to support allegations of violations of numerous criminal laws relating principally to ArcelorMittal's withdrawal from the lease agreement for the Ilva plants and asked the judge for preliminary investigations to close the case. In August 2022, the Milan Judge for Preliminary Investigation dismissed the case. ArcelorMittal Italia (renamed Acciaierie d’Italia in April 2021 after the formation of a partnership with Invitalia see note 2.3.1) has not been notified of further developments in the other pending criminal cases. It is not possible to predict the timing or outcome or to foresee any charges for Acciaierie d'Italia.
In February 2020, the Mayor of Taranto issued an order to ArcelorMittal Italia related to certain emissions events that appear to have occurred in August 2019 and on February 22 and 23, 2020 and that allegedly concern the Taranto plant. The order required ArcelorMittal Italia to identify the responsible installations in 30 days and eliminate any anomalies within the subsequent 30 days or, if necessary, shut down certain installations relating to such emissions events (provided that, if no such identification was completed, the shut-down would extend to substantially the entire "hot area" of the plant). The Mayor of Taranto further alleged that adequate responses concerning such emissions were not received from the Ministry of the Environment. In response to this order, ArcelorMittal Italia filed an appeal on the merits and an application for interim measures to stay the order with the Regional Administrative Court in Lecce. In April 2020, the court upheld ArcelorMittal Italia’s application for interim measures and suspended the Mayor of Taranto’s order until a further hearing in October 2020. The interim order further required the Ministry of the Environment to file reports concerning the emissions events which served as the basis for the Mayor of Taranto’s order. After the Ministry provided such reports, the October 2020 hearing was postponed until December 15, 2020, at which hearing the Court confirmed the suspension of the order and scheduled the hearing for the discussion of the merits for January 27, 2021. On February 13, 2021, the Court rejected ArcelorMittal Italia’s appeal. On February 18, 2021, ArcelorMittal Italia filed an appeal with the State Council (the highest appellate body in this case) on the merits and also requested an ex parte order to suspend the judgment pending a ruling on the merits. On February 19, 2021, the State Council (i) found that the 30-day period during which ArcelorMittal Italia would have to shut down installations has not yet started and would commence only on March 16, 2021, i.e., after the hearing to discuss the request for interim measures (which it set for March 11, 2021) and therefore found a lack at the time of demonstrable “extreme gravity and urgency” necessary for interim measures, and (ii) set a hearing date of May 13, 2021 in respect of the merits. On June 23, 2021, the judgment of the Council of State was published, upholding Acciaierie d'Italia’s appeal, setting aside the Mayor of Taranto’s order as unlawful on various grounds, and thereby enabling Acciaierie d'Italia to continue operating the Taranto plant.
Luxembourg
In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is 61. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which were appealed but were terminated by the court in November 2021.
France
Certain subsidiaries of the ArcelorMittal group were parties to proceedings, dating from 2010, against Engie and Engie Thermique France which claimed damages in the amount of 187

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
for an alleged wrongful termination of a contract for the transformation of steel production gas into electricity. The ArcelorMittal subsidiaries had filed a counterclaim in the amount of 232. The contract had been entered into in 2006 for a term of 20 years. ArcelorMittal Méditerranée terminated it in July 2010 on the basis that Engie was solely responsible for the delay in the commissioning of the power plant (which suffered from significant malfunctions) constructed for the transformation of steel production gas into electricity. Engie claimed that ArcelorMittal was in breach of the contract at the time of the termination due to certain alleged issues with the furnishing and quality of its steel production gas, and therefore unable to terminate the contract based on the sole breaches of Engie. The case was heard before the Commercial Court of Nanterre. In November 2019, the Appeals Court of Versailles determined (having been asked to decide whether a decision by the Commercial Court of Nanterre was in fact an official, formal judgment) that the earlier decision of the Commercial Court of Nanterre was the official first instance decision of the court. As a result, ArcelorMittal was ordered to pay damages of 3 plus interest. In February 2020, Engie filed an appeal. A settlement agreement was signed in July 2021, bringing the litigation to an end.
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
The number of claims outstanding for asbestos exposure at December 31, 2022 was 308 as compared to 300 at December 31, 2021.
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
On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 221. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012. By judgment dated February 15, 2017, the Luxembourg Court of Appeal declared all but one of the plaintiffs’ claims inadmissible, remanded the proceedings on the merits to the lower court with respect to the admissible claimant and dismissed all other claims. In June 2017, the plaintiffs filed an appeal of this decision to the Court of Cassation. The Court of Cassation confirmed the Court of Appeal’s judgment on May 18, 2018. The admissible claimant finally withdrew its claims before the lower court and by judgment dated January 5, 2022, the civil court of Luxembourg acknowledged the withdrawal of the claims without prejudice and ended the procedure.
On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association des Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris were stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at 282), including those who filed the claims before the Luxembourg courts described (and quantified) above. The dismissal of charges (non-lieu) ending the preparatory investigation became final in March 2018. On March 6, 2020 AAA revived its claim before the civil court of Paris on grounds similar to those of the Luxembourg civil claims summarized above, on its behalf and on behalf of the hedge funds who had also filed a criminal complaint, as well as two new plaintiffs. The complaint filed by AAA quantifies the total damages claimed at 416 (€390 million) (including the claims before the Luxembourg courts described above). In March 2022, following the end of the Luxembourg civil proceedings, the Paris civil court decided to address the remaining procedural objections (lack of standing and res judicata) together with the merits of the case, and the next (procedural) hearing is scheduled for March 2023.
9.4 Commitments

	December 31,
	2022	2021
Commitments related to purchases of raw materials and energy	11,668	11,964
Guarantees, pledges and other collateral	8,470	8,003
Capital expenditure commitments	2,930	1,875
Other commitments	1,533	1,576
Total	24,601	23,418
Commitments related to purchases of raw materials and energy
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Commitments related to purchases of raw materials and energy included commitments given to associates for 1,661 and 1,562 as of December 31, 2022 and 2021, respectively. Purchase commitments given to associates included 691 and 819 as of December 31, 2022 and 2021, respectively, related to the gas supply agreement with Kryvyi Rih Industrial Gas. Purchase commitments included commitments given to joint ventures for
988 and 1,140 as of December 31, 2022 and 2021, respectively. Purchase commitments given to joint ventures included 424 and 611 related to Tameh and 442 and 515 related to Enerfos as of December 31, 2022 and 2021, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 181 and 146 as of December 31, 2022 and 2021, respectively. Additionally, guarantees of 12 and 12 were given on behalf of associates and guarantees of 4,383 and 4,295 were given on behalf of joint ventures as of December 31, 2022 and 2021, respectively.
Guarantees given on behalf of joint ventures included 354 and 279 on behalf of Calvert, 178 and 175 on behalf of Al Jubail and 341 and 323 in relation to outstanding lease liabilities for vessels operated by Global Chartering as of December 31, 2022 and 2021, respectively. Guarantees given on behalf of joint ventures also included 3,088 as of December 31, 2022 and 2021 corresponding to ArcelorMittal's 60% guarantee of the 5,146 ten-year term loan agreement entered into by the AMNS India joint venture with various Japanese banks on March 16, 2020.
As of December 31, 2022, pledges and other collateral mainly related to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 147 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 64. Pledges of property, plant and equipment were 98 and 111 as of December 31, 2022 and 2021, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 375 and 406 of commitments given on behalf of associates as of December 31, 2022 and 2021, respectively, and 598 and 452 of commitments given on behalf of joint ventures as of December 31, 2022 and 2021, respectively.
Capital expenditure commitments
Capital expenditure commitments relate to commitments with respect to purchases of property, plant and equipment including in the context of expansion and improvement projects.
Capital expenditure commitments include 340 at December 31, 2022 relating to ArcelorMittal Liberia Ltd in connection with Phase 2 expansion project that envisages the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure.
Capital expenditure commitments include 394 at December 31, 2022 relating to ArcelorMittal Dofasco (Canada) mainly with respect to the construction of DRI – EAF facilities in the framework of the plant's decarbonization project.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Capital expenditure commitments also include 182 at the iron ore Serra Azul mine (Brazil) at December 31, 2022 in connection with the construction of facilities to produce 4.5 million tonnes per annum of DRI quality pellet feed.
AMSA was committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure commitment was 100 as of December 31, 2021. The commitment related to this investment program expired during 2022.
Capital expenditure commitments included 158 as of December 31, 2021 for the 1 billion investment program at the Company's Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities. The main investment was related to the new hot strip mill with capacity of approximately 2.5 million tonnes. The investment program was completed during 2022.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environmental authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. As of December 31, 2022 and 2021, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 115 and 87, respectively. The non-compliance with ECA would lead to fines amounting to a maximum of 19 and 18 as of December 31, 2022 and 2021, respectively. On November 19, 2021, following a protocol of intent agreed between the Minas Gerais State Government, ArcelorMittal Brasil and BMB Belgo Mineira Bekaert Artefatos De Arame Ltd ("BMB"), ArcelorMittal Brasil committed to carry out capital expenditures at the Monlevade site to complete the expansion project by the second half of 2024. As of December 31, 2022 and 2021, commitments related to this project were 420 and 442, respectively.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 368 and 292 as of December 31, 2022 and 2021, respectively, and mainly related to natural gas and electricity.
Other
On December 20, 2022, ArcelorMittal, the Fonds d'Urbanisation et d'Aménagement du Plateau de Kirchberg and the State of the Grand-Duchy of Luxembourg entered into an agreement whereby the Company granted to the State the right to acquire 50% of ArcelorMittal's future new headquarters and related right-of-use of land in the Kirchberg district of the city of Luxembourg. The right is exercisable within a twelve-month period ending on December 20, 2023 and after ratification of the acquisition by the Luxembourg Parliament. The acquisition price is based on construction cost.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
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
10.1 Income tax expense
The components of income tax expense (benefit) are summarized as follows:

	Year ended December 31,
	2022	2021	2020
Total current tax expense	2,080	2,953	839
Total deferred tax expense	(363)	(493)	827
Total income tax expense	1,717	2,460	1,666
The following table reconciles the expected tax expense at the statutory rates applicable in the countries where the Company operates to the total income tax expense as calculated:

	Year ended December 31,
	2022	2021	2020
Net income (loss) (including non-controlling interests)	9,538	15,565	(578)
Income tax expense	1,717	2,460	1,666
Income before tax	11,255	18,025	1,088
Tax expense at the statutory rates applicable to income in the countries[1]	2,818	4,146	136
Permanent items	(303)	500	714
Rate changes	—	12	—
Net change in measurement of deferred tax assets	(1,154)	(2,956)	454
Tax effects of foreign currency translation	(34)	—	41
Tax credits	(22)	(24)	(13)
Other taxes	394	688	267
Others	18	94	67
Income tax expense	1,717	2,460	1,666
1.Tax expense at the statutory rates is based on income before tax excluding income from investments in associates, joint ventures and other investments.

ArcelorMittal’s consolidated income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as enacted in Luxembourg (24.94%), as well as in jurisdictions, mainly in Brazil and Mexico, which have a structurally higher corporate income tax rate.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

Permanent items	Year ended December 31,
	2022	2021	2020
Taxable reversals of (tax deductible) write-downs on shares and receivables	(109)	735	630
Juros sobre o Capital Próprio	(229)	(323)	(37)
Other permanent items	35	88	121
Total permanent items	(303)	500	714
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
Rate changes
The 2021 tax expense from rate changes of 12 is mainly due to the impact of the change of the tax rate on deferred taxes in Argentina.
Net change in measurement of deferred tax assets
The 2022 net change in measurement of deferred tax assets of (1,154) mainly consists of recognition of deferred tax assets in Luxembourg of (1,227) including mainly (676) effect of the utilization of unrecognized tax losses carried forward following higher profitability of the current year (net of write-downs of shares), (579) recognition of tax losses carried forward based on revised taxable income forecast, derecognition of deferred tax assets on losses and deductible temporary differences in Ukraine of 178, and (105) utilization of deferred tax assets in other tax jurisdictions, following profits generated during the year.
The 2021 net change in measurement of deferred tax assets of (2,956) mainly consists of recognition of deferred tax assets in Luxembourg of (1,166) following higher profitability of the current year and increase of the available deferred tax liabilities, recognition of deferred tax assets on current year taxable reversal of write-downs of the value of shares and receivables of consolidated subsidiaries in Luxembourg (735), and (1,055) net recognition and utilization of deferred tax assets on losses and temporary differences in the United States and other tax jurisdictions, following significant profits generated during the year.
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
Tax effects of foreign currency translation
The tax effects of foreign currency translation of (34), nil and 41 at December 31, 2022, 2021 and 2020, respectively, refer mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes.
Tax credits
The tax credits are mainly attributable to the Company’s operating subsidiaries in Brazil. They relate to credits claimed on foreign investments, credits for research and development and other credits.
Other taxes
Other taxes mainly include withholding taxes on dividends, services, royalties and interests as well as mining duties in Canada and Mexico, state tax and Base Erosion and Anti-Abuse Tax ("BEAT") in the United States, and Cotisation sur la Valeur Ajoutée des Entreprises ("CVAE'') in France. Other taxes decreased in 2022 mainly as a result of a decrease in mining taxes in Canada and lower expectation of withholding taxes on dividends.

Others	Year ended December 31,
	2022	2021	2020
Tax contingencies/settlements	(3)	137	87
Prior period taxes	14	(31)	(15)
Others	7	(12)	(5)
Total	18	94	67
Tax contingencies/settlements of (3), 137, and 87 at December 31, 2022, 2021 and 2020, respectively, consist of uncertain tax positions (see note 10.3) mainly related to North America and ACIS.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
10.2 Income tax recorded directly in equity and/or other comprehensive income

	Year ended December 31,
	2022	2021	2020
Recognized in other comprehensive income on:
Deferred tax expense (benefit)
Unrealized gain on investments in equity instruments at FVOCI	—	167	56
Gain (loss) on derivative financial instruments	(31)	648	(28)
Recognized actuarial gain (loss)	193	144	(69)
Foreign currency translation adjustments	143	59	(335)
	305	1,018	(376)
Recognized directly in equity on:
Current tax expense (benefit)
Realized gain on investments in equity instruments at FVOCI	—	—	4
Deferred tax expense (benefit)
Loss related to repurchase of MCNs	—	(185)	—
Realized gain on investments in equity instruments at FVOCI	—	—	9
	—	(185)	13

Total	305	833	(363)
10.3 Uncertain tax positions
The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied in complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement and disclosure of tax positions are based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows (see note 9.3).

10.4 Deferred tax assets and liabilities
The origin of the deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2022	2021	2022	2021	2022	2021
Intangible assets	21	15	(553)	(487)	(532)	(472)
Property, plant and equipment	172	150	(3,757)	(4,076)	(3,585)	(3,926)
Inventories	214	273	(116)	(40)	98	233
Financial instruments	47	82	(16)	(799)	31	(717)
Other assets	161	152	(538)	(486)	(377)	(334)
Provisions	819	1,083	(389)	(253)	430	830
Other liabilities	474	531	(119)	(31)	355	500
Tax losses and other tax benefits carried forward	9,340	9,530	—	—	9,340	9,530
Tax credits carried forward	128	134	—	—	128	134
Deferred tax assets (liabilities)	11,376	11,950	(5,488)	(6,172)	5,888	5,778
Deferred tax assets					8,554	8,147
Deferred tax liabilities					(2,666)	(2,369)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Deferred tax assets recognized by the Company as of December 31, 2022 included the following:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	126,685	31,587	9,340	22,247
Tax credits carried forward	600	600	128	472
Other temporary differences	10,543	2,663	1,908	755
Total		34,850	11,376	23,474
Deferred tax assets recognized by the Company as of December 31, 2021 included the following:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	133,107	33,236	9,530	23,706
Tax credits carried forward	671	671	134	537
Other temporary differences	11,695	3,033	2,286	747
Total		36,940	11,950	24,990
As of December 31, 2022, the majority of unrecognized deferred tax assets relates to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily France, Germany, Luxembourg, Spain and USA) with different statutory tax rates. At each reporting date, ArcelorMittal considers existing evidence, both positive and negative, including the earnings history and results of recent operations, reversals of deferred tax liabilities, projected future taxable income, and planning strategies, that could impact the view with regard to future realization of these deferred tax assets.
The amount of the total deferred tax assets is the aggregate amount of the various recognized and unrecognized deferred tax assets at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidation group to which it belongs. The utilization of tax losses carried forward may also be restricted by the character of the income, expiration dates and limitations on the yearly use of tax losses against taxable income.
At December 31, 2022, the total amount of accumulated tax losses in Luxembourg with respect to the ArcelorMittal S.A. tax integration amounted to 110.7 billion, of which 34.0 billion is considered realizable, resulting in the recognition of 8.5 billion of deferred tax assets at the applicable income tax rate in Luxembourg. At December 31, 2021, the total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounted to approximately 115.6 billion, of which 34.1 billion was considered realizable, resulting in the recognition of 8.5 billion of deferred tax assets at the applicable income tax rate in Luxembourg. Under the Luxembourg tax legislation, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any specific yearly loss utilization limitations. The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of ArcelorMittal’s holding companies in Luxembourg. Of the total tax losses carried forward, 50.9 billion may be subject to recapture in the future if the write-downs that caused them are reversed creating taxable income unless the Company crystallizes them through sales or other organizational restructuring activities.
The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in Luxembourg. As part of its recoverability assessment the Company has taken into account (i) its most recent forecast approved by management and the Board of Directors, (ii) the likelihood that the factors that have contributed to past losses in Luxembourg will not recur, (iii) the fact that ArcelorMittal in Luxembourg is the main provider of funding to the Company’s consolidated subsidiaries, leading to significant amounts of taxable interest income on outstanding and future loans as updated based on most recent funding strategy, (iv) the expected level of interest expenses in Luxembourg driven by the Group net debt level, (v) the industrial franchise agreement whereby ArcelorMittal S.A. licenses its business model for manufacturing, processing and distributing steel to group subsidiaries, and (vi) other significant and reliable sources of operational income earned from ArcelorMittal’s European and worldwide operating subsidiaries for centralized distribution and procurement activities performed in Luxembourg. The Company has also considered the implications of the net-zero path and its carbon emissions

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
intensity reduction targets on its future taxable profits expectations in relation to the existing business models and the potential future financing of such projects, resulting in no major impact on the estimated level of future taxable profit. In performing the assessment, the Company estimates at which point in time its earnings projections are no longer reliable, and thus taxable profits are no longer probable. Accordingly, the Company has established consistent forecast periods for its different income streams for estimating probable future taxable profits, against which the unused tax losses can be utilized in Luxembourg.
At December 31, 2022, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the recognized deferred tax assets of 8.6 billion. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 8.6 billion is at least 34.4 billion. Historically, the Company has been able to generate sufficient taxable income and believes that it will generate sufficient levels of taxable income in the coming years to allow the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. Where the Company has had a history of recent losses, it relied on convincing other evidence such as the character of (historical) losses and planning opportunities to support the deferred tax assets recognized.
As of December 31, 2022, ArcelorMittal recorded 146 of deferred income tax liabilities in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realized in the foreseeable future as compared to 225 as of December 31, 2021. No deferred tax liability has been recognized in respect of other temporary differences on investments in subsidiaries, associates and interests in joint ventures because the Company is able to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. The amount of these unrecognized deferred tax liabilities is 795 at December 31, 2022 (796 at December 31, 2021).
10.5 Tax losses, tax credits and other tax benefits carried forward
At December 31, 2022, the Company had total estimated tax losses carried forward and other tax benefits of 126.7 billion.
This includes net operating losses and other tax benefits of 5.2 billion primarily related to subsidiaries in the Basque Country in Spain, Luxembourg and the United States, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2023	3	238	241
2024	18	63	81
2025	4	61	65
2026	1	9	10
2027	5	6	11
2028 - 2043	534	4,249	4,783
Total	565	4,626	5,191
The remaining tax losses carried forward and other tax benefits for an amount of 121.5 billion (of which 36.8 billion are recognized and 84.7 billion are unrecognized) are carried forward for unlimited period of time and primarily relate to the Company’s operations in France, Germany, Luxembourg, Spain and in the United States.
At December 31, 2022, the Company also had total estimated tax credits carried forward of 600.
Such amount includes tax credits of 495 (of which 65 recognized and 430 unrecognized) and primarily attributable to subsidiaries in the Basque country in Spain which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2023	—	2	2
2024	—	1	1
2025	—	1	1
2026	—	1	1
2027	—	1	1
2028 - 2043	65	424	489
Total	65	430	495
The remaining tax credits for an amount of 105 (of which 63 are recognized and 42 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Spain and the United States.
Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate, except for Luxembourg where the tax losses are mainly denominated in U.S. dollar. Fluctuations in currency exchange rates could impact the U.S. dollar equivalent value of these tax losses carried forward in future years.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
NOTE 11: EQUITY
11.1 Share details
On May 14, 2020, the Company completed an offering of common shares, without nominal value for 750 at a price of $9.27 per share. The Significant Shareholder participated in the offerings by contributing an amount of 100 for the shares.
Following the offering of common shares described above with net proceeds of 740 (net of transaction costs of 10), on May 14, 2020, the Company issued 80,906,149 fully paid up shares. The Company allocated 29 to share capital, which increased from 364 at December 31, 2019 to 393 at December 31, 2020 and the remainder of 711 to additional paid-in-capital.
Under the terms of the offerings, there was a 180-day lock-up period for the Company on issuances or sales of shares and securities exchangeable for or convertible into shares, subject to customary exceptions.
Following the approval by the extraordinary general meeting of shareholders on June 8, 2021 to cancel all the shares repurchased by the Company under its share buyback programs up to a maximum of 165 million shares, the Company decreased issued share capital on August 4, 2021 and September 22, 2021 through the cancellation of 70 million and 50 million treasury shares, respectively. Accordingly, the aggregate number of shares issued and fully paid up decreased from 1,102,809,772 to 982,809,772 and share capital decreased by 43 from 393 at December 31, 2020 to 350 at December 31, 2021.
On January 14, 2022 and May 18, 2022, ArcelorMittal cancelled 45 million and 60 million treasury shares, respectively, to keep the number of treasury shares within appropriate levels. These cancellations took into account the shares already purchased under the 1,000 share buyback programs announced on November 17, 2021, which were completed on December 28, 2021 and on May 5, 2022, respectively. Following these cancellations, the aggregate number of shares issued and fully paid up and share capital decreased from 982,809,772 and 350 as of December 31, 2021 to 877,809,772 and 312 as of December 31, 2022, respectively.

The Company’s shares consist of the following:

	December 31, 2020	Movement in year	December 31, 2021	Movement in year	December 31, 2022
Issued shares	1,102,809,772	(120,000,000)	982,809,772	(105,000,000)	877,809,772
Treasury shares	(22,075,359)	(49,841,211)	(71,916,570)	(555,273)	(72,471,843)
Total outstanding shares	1,080,734,413	(169,841,211)	910,893,202	(105,555,273)	805,337,929
The number of issued shares was 1,102,809,772 at December 31, 2020, 982,809,772 at December 31, 2021 and 877,809,772 at December 31, 2022.
Authorized shares
On August 4, 2021, following the cancellation of 70 million treasury shares, the authorized share capital decreased from 485 represented by 1,361,418,599 ordinary shares without nominal value to 460 represented by 1,291,418,599 ordinary shares without nominal value. On September 22, 2021, following the cancellation of 50 million treasury shares, the authorized share capital decreased further to 442 represented by 1,241,418,599 ordinary shares without nominal value.
Following the cancellations of treasury shares on January 14, 2022 and May 18, 2022, authorized share capital decreased from 442 represented by 1,241,418,599 ordinary shares without nominal value as of December 31, 2021 to 404 represented by 1,136,418,599 ordinary shares without nominal value as of December 31, 2022.
Share buyback
On October 30, 2020, the Company completed a share buyback program in connection with the announced sale of 100% of the shares of ArcelorMittal USA. ArcelorMittal repurchased 35,636,253 shares at an average price per share of €11.92 ($14.03) for a total value of €425 million (500).
The shares acquired through the buyback program were recognized as treasury shares. On December 15, 2020, ArcelorMittal signed separate, privately negotiated exchange agreements with a limited number of holders of the MCNs for which it delivered 22,653,933 shares out of treasury shares (see note 11.2).
On March 3, 2021, ArcelorMittal completed its first share buyback program in 2021 and repurchased 27.1 million shares for a total amount of €537 million (650) at an average price per share of €19.79 ($23.97).
On June 17, 2021, ArcelorMittal completed a second share buyback program and repurchased 17.8 million shares for a total amount of €469 million (570) at an average price per share of €26.27 ($31.94).
On July 5, 2021, ArcelorMittal completed a third share buyback program and repurchased 24.5 million shares for a total amount

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
of €630 million (750) at an average price per share of €25.77 ($30.66).
On November 16, 2021, ArcelorMittal completed a fourth share buyback program and repurchased 67.4 million shares for a total value of €1,881 million (2,200) at an average price per share of €27.91 ($32.64).
On December 28, 2021, completed a fifth share buyback program and repurchased 34.1 million shares for a total value of €886 million (1,000) at an average price per share of €25.99 ($29.34).
During 2021, the Company repurchased 62.2 million shares from the Significant Shareholder under its five share buyback programs to maintain Significant Shareholder's current level of voting rights (pursuant to the Share Repurchase Agreement signed on February 12, 2021) for €1,600 million (1,878).
On April 25, 2022, ArcelorMittal completed its 1,000 share buyback program announced on February 11, 2022 under the authorization given by the annual general meeting of shareholders of June 8, 2021 and repurchased 31.8 million shares for a total value of €911 million (equivalent to 1,000) at an approximate average price per share of €28.68 ($31.49).
On June 8, 2022, ArcelorMittal completed a second share buyback program in the amount of 1,000 under the authorization given by the annual general meeting of shareholders of May 4, 2022, bringing the total 2022 buybacks announced so far to 2,000. ArcelorMittal repurchased 33.3 million shares for a total value of €943 million (equivalent to 1,000) at an approximate average price per share of €28.26 ($29.99).
On July 29, 2022, the Company announced a third share buyback program of 60.4 million shares (approximately 1.4 billion based on share price as of July 26, 2022) to be completed by the end of May 2023 (subject to market conditions) under the authorization given by the annual general meeting of shareholders of May 4, 2022. The Significant Shareholder has decided not to participate in the program consistent with the position announced on February 25, 2022. As of December 31, 2022, the Company had repurchased 41.3 million shares for an amount of €939 million (937) at an average price per share of €22.73 ($22.67). As of March 3, 2023, the Company has repurchased 44.8 million shares for an amount of €1,037 million (1,040) at an average price per share of €23.14 ($23.22).
The shares acquired under the different programs are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities; to reduce ArcelorMittal’s share capital, and/or to meet ArcelorMittal’s obligations arising from employee share programs.
Treasury shares
ArcelorMittal held, indirectly and directly, 72.5 million and 71.9 million treasury shares as of December 31, 2022 and December 31, 2021, respectively.
11.2 Equity instruments and hybrid instruments
Mandatory convertible bonds
On December 28, 2009, the Company issued through Hera Ermac, a wholly-owned subsidiary, 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until 10 business days before the maturity date. Hera Ermac invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental. On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company has extended the conversion date for the mandatory convertible bonds from time to time.
On March 29, 2019 and December 18, 2019, the Company repaid notes issued by subsidiaries which were linked to the value of the shares of Erdemir. As of December 31, 2020, the remaining notes were linked to the value of the shares of China Oriental (see note 6.1.5).
On December 22, 2020, the maturity of the mandatory convertible bonds was extended from January 29, 2021 to January 31, 2024. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 869 (net of cumulative tax and fees) and other liabilities for 131. The derecognition of the previous instrument and the recognition at fair value of the new instrument resulted in a 178 expense included in financing costs-net in the consolidated statement of operations and a 53 increase in non-controlling interests.
Mandatorily convertible subordinated notes
On May 18, 2020, following the offering of common shares described in note 11.1, the Company completed an offering of mandatorily convertible subordinated notes (“MCNs”) for 1,250. The MCNs have a three-year maturity, were issued at 100% of the principal amount and will be mandatorily converted into common shares of the Company upon maturity unless converted earlier at the option of the holders or ArcelorMittal

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
during the conversion period or upon occurrence of certain defined events.
In all cases, ArcelorMittal may exercise its right to convert early, taking precedent over the other options. In case of an early conversion, ArcelorMittal must deliver shares at the “Maximum Conversion Ratio.” The mandatorily convertible notes pay a coupon of 5.50% per annum, payable quarterly in arrears. The minimum conversion price of the mandatorily convertible notes is equal to $9.06, corresponding to the offering price of the shares as described above, and the maximum conversion price is 117.5% of the minimum conversion price or $10.64 as adjusted from time to time. ArcelorMittal intends to use the net proceeds from the offerings for general corporate purposes, to deleverage and to enhance liquidity, thereby building additional resilience going forward in what remains an uncertain environment.
The Significant Shareholder participated in the offerings by contributing an amount of 100 for the MCNs.
The Company determined that the MCNs are a hybrid instrument including an equity component and a debt component. The Company assessed whether there is actual economic or other business reasons that it would exercise its option to convert prior to maturity, whether the MCNs would have been priced differently if the early settlement option had not been included in the contractual terms and other factors such as the term of the instrument, the width of the range between the cap and the floor, ArcelorMittal’s share price and the volatility of the share price as important criterion in this conclusion. The early conversion right has economic substance with respect to maintaining the current credit rating if early conversion can help in preventing a rating downgrade. In this event, future savings of credit interest is expected to be more than the cost of early conversion. The debt component of 190 (net of transaction costs of 2) at issuance corresponded to the net present value of the future interest payments and is included in accrued expenses and other liabilities and other long-term obligations. The remaining amount of 1,047 (net of transaction costs of 11) was the equity instrument.
On December 15, 2020, ArcelorMittal signed separate, privately negotiated exchange agreements with a limited number of holders of MCNs exchanging 247 in aggregate principal amount of MCNs for an aggregate of 22,653,933 treasury shares at the minimum conversion ratio plus 25 paid in cash (including accrued interest on the exchanged MCNs up to, but excluding, the settlement date). The Company allocated the share consideration to the debt (30) and equity (207) components consistent with the original allocation using net present value of the future interest payments at the date of exchange. As of December 31, 2020 and following the exchange, the debt and equity components were 123 and 840 (presented separately in the statements of changes in equity), net of transaction fees respectively.
On December 23, 2021, ArcelorMittal completed separate, privately negotiated agreements with a limited number of holders of MCNs to repurchase 395 in aggregate principal amount of MCNs at the minimum conversion ratio for an aggregate cash consideration of 1,196. The Company allocated the cash consideration to the debt (30) and equity (331) components of the instrument and recognized in financing costs - net a 61 loss relating to the liability component and a 774 (589 net of tax) decrease in retained earnings relating to the equity component consistent with the original allocation using net present value of the future interest payments at the date of exchange. As of December 31, 2022, the debt and equity components were 13 and 509 (presented separately in the statements of changes in equity), net of transaction fees, respectively.
11.3 Earnings per common share
Basic earnings per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing income (loss) available to equity holders by the weighted average number of common shares plus potential common shares from share unit plans whenever the conversion results in a dilutive effect.
The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
Net income (loss) attributable to equity holders of the parent	9,302	14,956	(733)
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	911	1,105	1,140
Incremental shares from assumed conversion of restricted share units and performance share units (in millions)	3	3	—
Weighted average common shares outstanding (in millions) for the purposes of diluted earnings per share	914	1,108	1,140

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes nil, nil and 9 million potential common shares from share unit plans for the year ended December 31, 2022, 2021 and 2020, respectively.
11.4 Dividends
Calculations to determine the amounts available for dividends are based on ArcelorMittal’s financial statements (“ArcelorMittal S.A.”) which are prepared in accordance with IFRS, as endorsed by the European Union. ArcelorMittal S.A. has no significant manufacturing operations of its own and generates its profit mostly from financing activities and the management fees/industrial franchise agreements with Group companies. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, profit generated by its own activities, from the sale of its assets or share premiums from the issuance of common shares. Dividends are declared in U.S. dollar and are payable in either U.S. dollar or in euros.

Description	Approved by	Dividend per share (in $)	Payout date	Total (in millions of $)
Dividend for financial year 2019	Annual general shareholders’ meeting on June 13, 2020	—	—	—
Dividend for financial year 2020	Annual general shareholders’ meeting on June 8, 2021	0.30	June 15, 2021	312
Dividend for financial year 2021	Annual general shareholders’ meeting on May 4, 2022	0.38	June 10, 2022	332
On May 4, 2022 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.38 per share. The dividend amounted to 332 and was paid on June 10, 2022.
In February 2023, the Board of Directors recommended an increase of the base annual dividend to $0.44 per share, from
$0.38 per share, to be paid in two equal installments in June and December 2023, subject to the approval of shareholders at the annual general meeting of shareholders in May 2023.
11.5 Non-controlling interests
11.5.1 Non-wholly owned subsidiaries that have material non-controlling interests
The tables below provide a list of the subsidiaries which include significant non-controlling interests at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non- controlling voting rights at December 31, 2022	% of non-controlling interests and non- controlling voting rights at December 31, 2021	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2022	Non-controlling interests at December 31, 2022	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2021	Non-controlling interests at December 31, 2021	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2020
AMSA	South Africa	30.78%	30.78%	55	198	151	160	(34)
Société Nationale de Sidérurgie S.A. ("Sonasid")[1]	Morocco	67.57%	67.57%	5	103	9	118	—
ArcelorMittal Kryvyi Rih	Ukraine	4.87%	4.87%	(68)	74	45	187	(1)
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	60	215	127	187	33
Hera Ermac[2]	Luxembourg	—	—	—	855	—	855	—
AMMC	Canada	15.00%	15.00%	183	492	257	527	127
Arceo	Belgium	62.86%	62.86%	1	144	2	153	2
ArcelorMittal Liberia Ltd[3]	Liberia	15.00%	15.00%	—	(173)	4	(218)	28
ArcelorMittal Texas HBI[4]	USA	20.00%	—	(9)	225	—	—	—
Other				9	305	14	269	—
Total				236	2,438	609	2,238	155

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
1.Sonasid - ArcelorMittal holds a controlling stake of 50% in Nouvelles Sidérurgies Industrielles ("NSI"). ArcelorMittal controls NSI on the basis of a shareholders’ agreement which includes deadlock arrangements in favor of the Company. NSI holds a 64.86% stake in Sonasid. The total non-controlling interests in Sonasid of 67.57% are the result of ArcelorMittal’s indirect ownership percentage in Sonasid of 32.43% through its controlling stake in NSI.
2.Hera Ermac - The non-controlling interests correspond to the equity component net of transaction fees of the mandatory convertible bonds maturing on January 31, 2024 (see note 11.2).
3.ArcelorMittal Liberia Ltd is incorporated in Cyprus. On December 20, 2022, ArcelorMittal fully settled a 300 capital increase in ArcelorMittal Liberia Ltd including 45 on behalf of non-controlling interests.
4.On June 30, 2022, ArcelorMittal acquired a 80% controlling stake in ArcelorMittal Texas HBI (see note 2.2.4).

The tables below provide summarized statements of financial position for the above-mentioned subsidiaries as of December 31, 2022 and 2021 and summarized statements of operations and summarized statements of cash flows for the years ended December 31, 2022, 2021 and 2020.

	December 31, 2022
Summarized statements of financial position	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia	ArcelorMittal Texas HBI LLC
Current assets	1,124	280	801	362	704	1,444	191	371	311
Non-current assets	608	98	1,186	160	953	3,029	42	423	963
Total assets	1,732	378	1,987	522	1,657	4,473	233	794	1,274
Current liabilities	762	193	493	107	64	480	—	1,727	113
Non-current liabilities	327	32	165	15	102	460	—	36	31
Net assets	643	153	1,329	400	1,491	3,533	233	(969)	1,130

	December 31, 2022
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia	ArcelorMittal Texas HBI LLC
Revenue	2,516	471	1,435	1,032	—	3,467	—	303	462
Net income (loss)	177	9	(1,429)	141	(55)	1,171	2	4	(43)
Total comprehensive income (loss)	178	15	(1,386)	140	(55)	1,273	2	4	(43)

	December 31, 2022
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia	ArcelorMittal Texas HBI LLC
Net cash provided by / (used in) operating activities	22	30	77	202	17	1,159	6	154	125
Net cash provided by / (used in) investing activities	(69)	(14)	(73)	(59)	(11)	432	6	(452)	(133)
Net cash provided by / (used in) financing activities	5	(15)	(20)	(156)	(6)	(1,601)	(3)	300	—
Impact of currency movements on cash	(4)	(11)	(6)	—	—	—	(5)	—	—
Cash and cash equivalents:
At the beginning of the year / at acquisition date	203	99	48	31	—	216	89	2	12
At the end of the year	157	89	26	18	—	206	93	4	4
Dividend to non-controlling interests	—	(10)	—	(71)	—	(237)	(2)	—	—

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2021
Summarized statements of financial position	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Current assets	1,229	232	1,657	392	685	2,058	196	176
Non-current assets	554	107	3,043	124	976	3,038	53	158
Total assets	1,783	339	4,700	516	1,661	5,096	249	334
Current liabilities	901	124	787	149	55	640	—	1,559
Non-current liabilities	362	43	284	23	54	623	—	46
Net assets	520	172	3,629	344	1,552	3,833	249	(1,271)

	December 31, 2021
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	2,695	480	4,015	1,021	—	3,997	—	372
Net income (loss)	489	15	920	272	(4)	1,713	3	63
Total comprehensive income (loss)	491	17	918	273	(4)	1,796	3	63

	December 31, 2021
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	180	23	778	90	5	2,310	8	214
Net cash provided by / (used in) investing activities	(85)	(6)	(313)	(5)	8	(844)	19	(78)
Net cash provided by / (used in) financing activities	(49)	(4)	(449)	(72)	(13)	(1,375)	(5)	(135)
Impact of currency movements on cash	(16)	(6)	1	(2)	—	—	(6)	—
Cash and cash equivalents:
At the beginning of the year	173	92	31	20	—	125	73	1
At the end of the year	203	99	48	31	—	216	89	2
Dividend to non-controlling interests	—	(2)	(17)	(22)	—	(202)	(3)	—

	December 31, 2020
Summarized statements of operations	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Revenue	1,526	324	2,348	650	—	2,746	—	361
Net income (loss)	(110)	(1)	17	75	(208)	849	4	192
Total comprehensive income (loss)	(138)	3	14	79	(208)	747	4	192

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2020
Summarized statements of cash flows	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia
Net cash provided by / (used in) operating activities	30	39	697	86	(209)	922	8	223
Net cash provided by / (used in) investing activities	(13)	(5)	(212)	(12)	208	(137)	20	(19)
Net cash provided by / (used in) financing activities	77	(1)	(485)	(65)	1	(870)	(6)	(204)
Impact of currency movements on cash	19	6	(11)	(2)	—	—	5	—
Cash and cash equivalents:
At the beginning of the year	60	53	42	13	—	210	46	1
At the end of the year	173	92	31	20	—	125	73	1
Dividend to non-controlling interests	—	—	—	(27)	—	(126)	(3)	—
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
Put option liabilities
On March 30, 2022 Votorantim S.A. exercised the put option right it has under its shareholders’ agreement with the Company with respect to its 2.9% preferred share interest in ArcelorMittal Brasil following the acquisition of Votorantim S.A.'s long steel business in Brazil in 2018, which was subsequently renamed ArcelorMittal Sul Fluminense ("AMSF"). The exercise price of the put option is calculated pursuant to an agreed formula in the shareholders’ agreement which applies a 6 times multiple of ArcelorMittal Brasil Longs Business EBITDA in the four immediately preceding calendar quarters from the date of the put option exercise (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events) less an assumed net debt of BRL 6.2 billion times 15%. The Company determined that it has a present ownership interest in the preferred shares subject to the put option. Accordingly, it recognized at acquisition date of AMSF a 328 financial liability at amortized cost and measured at the present value of the redemption amount. As of December 31, 2022, the Company calculated the put option exercise price in the amount of BRL 1.0 billion (179 see note 4.8). Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price and filed a request for arbitration on September
28, 2022. The definition of the final put option exercise price will be subject to the arbitration procedure, whose estimated timing for resolution is currently unknown. In January 2023, ArcelorMittal Brasil settled the undisputed amount it accepts as the value of the put option for 179 (see note 9.3).
On June 3, 2021, following an amendment to the shareholders' agreement signed between the Company and non-controlling interests in NSI, an entity in which ArcelorMittal holds a 50% controlling stake and which holds a 64.86% interest in Sonasid in Morocco, the Company granted to such non-controlling interests a put option to buy the totality of their shares in NSI exercisable by its holders during three periods between December 5, 2022 to December 4, 2024, December 5, 2027 to December 4, 2029 and December 5, 2032 to December 4, 2034. The Company recognized a financial liability at amortized cost against equity of 119 (122 as of December 31, 2022) and measured at the present value of the redemption amount (see note 9.2).
In conjunction with the acquisition of an 80% interest in ArcelorMittal Texas HBI on June 30, 2022, ArcelorMittal granted to voestalpine a put option exercisable at the end of the fifth, tenth and fifteenth year subsequently to the acquisition date. The Company recognized at inception a 177 (181 as of December 31, 2022) financial liability at amortized cost measured at the present value of the redemption amount of the written put option based on the lower of equity value increased by an annual contractual return and fair value (see notes 2.2.4 and 9.2).
NOTE 12: RELATED PARTIES
The related parties of the Group are predominately subsidiaries, joint operations, joint ventures, associates and key management personnel (see note 8.1) of the Group. Transactions between the parent company, its subsidiaries and joint operations are eliminated on consolidation and are not disclosed in this note.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Related parties include the Significant Shareholder, which is a trust of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries and which owns, together with shares owned directly by Mr. and Mrs. Mittal, 37.65% of ArcelorMittal’s issued ordinary shares.
Transactions with related parties of the Company mainly relate to sales and purchases of raw materials and steel products and were as follows:
12.1 Sales and trade receivables

		Year ended December 31,			December 31,
		Sales			Trade receivables
Related parties and their subsidiaries where applicable	Category	2022	2021	2020	2022	2021
Calvert	Joint Venture	3,521	3,549	1,488	38	48
Gonvarri Steel Industries [1]	Associate	2,526	2,234	1,395	118	72
Aperam	Other	536	478	155	69	67
Borçelik	Joint Venture	427	484	312	6	105
Tuper	Joint Venture	336	326	128	43	60
ArcelorMittal CLN Distribuzione Italia	Joint Venture	333	499	304	2	35
Bamesa	Associate	311	370	226	20	53
Tameh	Joint Venture	292	107	64	29	19
Coils Lamiere Nastri (C.L.N.)	Associate	195	150	146	3	8
WDI [2]	Associate	195	195	106	1	2
ArcelorMittal RZK Çelik Servis Merkezi	Joint Venture	177	154	167	6	67
Acciaierie d'Italia [3]	Joint Venture	97	1,193	—	214	363
Other		798	780	651	128	185
Total		9,744	10,519	5,142	677	1,084
1.Gonvarri Steel Industries include mainly the joint ventures ArcelorMittal Gonvarri Brasil Productos Siderúrgicos and ArcelorMittal Gonvarri SSC Slovakia.
2.WDI includes Westfälische Drahtindustrie Verwaltungsgesellschaft mbH & Co. KG and Westfälische Drahtindustrie GmbH.
3.On April 14, 2021, ArcelorMittal completed an investment agreement with Invitalia, an Italian state-owned company, forming the joint venture Acciaierie d’Italia (see note 2.3.1). On September 30, 2021, the raw material supply agreement between Acciaierie d’Italia and the Company expired without renewal.

12.2 Purchases and trade payables

		Year ended December 31,			December 31,
		Purchases			Trade payables
Related parties and their subsidiaries where applicable	Category	2022	2021	2020	2022	2021
Tameh	Joint Venture	830	404	171	147	178
Global Chartering	Joint Venture	413	286	138	13	20
Aperam	Other	126	86	56	12	15
Sitrel	Joint Venture	110	88	29	—	2
AMNS India	Joint Venture	105	166	18	8	1
Integrated Metal Recycling	Joint Venture	99	167	—	3	—
Alkat	Associate	90	68	53	9	10
Exeltium	Associate	85	71	50	14	12
Baycoat	Joint Venture	60	53	46	6	6
CFL Cargo	Associate	52	71	54	14	26
Other		330	413	536	140	161
Total		2,300	1,873	1,151	366	431

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
12.3 Other transactions with related parties
As of December 31, 2020, the shareholder loans granted by the Company to Al Jubail, with various maturity dates, had a carrying value of 109. They were fully converted into equity in 2021 (see note 2.4.1).
As of December 3, 2014, ArcelorMittal Calvert LLC signed a member capital expenditure loan agreement with the joint venture Calvert and as of December 31, 2022 and 2021, the loans amounted to 212 and 195, respectively, including accrued interest. The loans bear interest from 2.28% to 5.66% and have various maturity dates ranging from less than 1 to 25 years.
On November 8, 2019, Baffinland entered into an agreement with a bank to finance up to 6 million tonnes at 78% of the value of the iron ore produced and hauled to the port of Milne Inlet by Baffinland up to a limit of 450. This arrangement was renewed on December 1, 2020. On October 31, 2022, Baffinland renewed the agreement with the bank to finance up to 6 million tonnes at 87% of the value of the iron ore produced and hauled to the port of Milne Inlet by Baffinland up to a limit of 600. In 2020, ArcelorMittal provided transitional marketing services to Baffinland; its shared operator rights terminated on June 30, 2018 and the Company retained marketing rights until December 31, 2019.
Following the Indian Supreme Court ruling dated October 4, 2018, ArcelorMittal completed a series of payments to the financial creditors of KSS Petron to clear overdue debts. AMNS India has the right to enforce the KSS Petron debt on behalf of the Company for an outstanding amount of 136 as of December 31, 2022 and 2021.