Form 20-F
period 2024-12-31
ArcelorMittal
filed 2025-03-10
CIK 1243429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
768,546,622
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
Yes ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of
“large accelerated filer," "accelerated filer," and "emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☒Accelerated filer  ☐Non-accelerated filer  ☐Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange
Act.        ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after
April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☐  International Financial Reporting Standards as issued by the International Accounting Standards
Board  ☒   Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐   Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No  ☒

Form 20-F Cross Reference Guide

Item	Form 20-F Caption	Reference in current report	Page
Presentation of financial and certain other information		Glossary - definitions, terminology and principal subsidiaries	184
Cautionary statement regarding forward-looking statements		Cautionary statement regarding forward-looking statements	8
Part I
Item 1.	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2.	Offers Statistics and Expected Timetable	Not applicable
Item 3.	Key Information
A.	[Reserved]	Not applicable
B.	Capitalization and indebtedness	Not applicable
C.	Reasons for the offer and use of proceeds	Not applicable
D.	Risk factors	Risk Factors and Control	12
Item 4.	Information on the Company
A.	History and development of the Company
History and development of the Company, Key
transactions and events in 2024, Recent developments,
Sustainable development highlights - striving to be a
leader in the decarbonization of the steel industry,  Capital expenditures, Raw materials, Sources and uses of cash,
Note 2 to consolidated financial statements
3, 9, 10, 10, 73, 95, 116 and 209
B.	Business overview
Competitive strengths, Market information, Key
transactions and events in 2024, Risk management
process, Business overview - Business strategy,
Sustainable development, Purchasing, Products, Sales
and marketing, Intellectual property, Government
regulations, Raw materials
3, 8, 9, 25, 29, 32, 42, 47, 47, 48, 48 and 95
C.	Organizational structure	Organizational structure	59
D.	Property, plant and equipment	Property, plant and equipment, Capital expenditures, Reserves and Resources (iron ore and coal)	60, 73 and 75
Item 4A.	Unresolved staff comments	None
Item 5.	Operating and Financial Review and Prospects
A.	Operating results	Key factors affecting results of operations, Operating results	91 and 100
B.	Liquidity and capital resources	Liquidity and capital resources	113
C.	Research and development, patents and licenses, etc.	Competitive strengths, Research and development	3, 30
D.	Trend information	Outlook and Key factors affecting results of operations	120, 91
E.	Critical Accounting Estimates	Critical accounting policies and use of judgments and estimates	99
Item 6.	Directors, Senior Management and Employees
A.	Directors and senior management	Directors and senior management	121
B.	Compensation	Compensation	133
C.	Board practices	Corporate governance, Directors and senior management	150, 121
D.	Employees	Employees	148
E.	Share ownership	Management share ownership, Compensation	163, 133
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.	Not applicable
Item 7.	Major Shareholders and Related Party Transactions
A.	Major shareholders	Major shareholders	162
B.	Related party transactions	Related party transactions	164
C.	Interest of experts and counsel	Not applicable
Item 8.	Financial Information
A.	Consolidated statements and other financial information	Consolidated financial statements as of and for the year ended December 31, 2024, Export sales, Legal proceedings, Additional information - Capital return policy	190, 100 and 6
B.	Significant changes	Recent developments, Operating and financial review, Note 13 to consolidated financial statements	10, 91, 311
Item 9.	The Offer and Listing

A.	Offer and listing details	Markets	165
B.	Plan of distribution	Not applicable
C.	Markets	Markets	165
D.	Selling shareholders	Not applicable
E.	Dilution	Not applicable
F.	Expenses of the issue	Not applicable
Item 10.	Additional Information
A.	Share capital	Share capital	168
B.	Memorandum and articles of association	Memorandum and Articles of Association	168
C.	Material contracts	Material contracts	173
D.	Exchange controls	Exchange controls and other limitations affecting security holders	174
E.	Taxation	Taxation	175
F.	Dividends and paying agents	Paying agents and Earnings distribution	165, 115
G.	Statements by experts	Reserves and Resources (iron ore and coal) and Exhibits 15.1, 15.2, 15.3, 15.4, 15.5, 15.6, 15.7, 15.8, 15.9, 15.10 and 15.11	75, 187
H.	Documents on display	History and development of the Company	3
I.	Subsidiary information	Not applicable
J.	Annual Report to Security Holders	Not applicable
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	Disclosures about market risk	118
Item 12.	Description of Securities Other Than Equity Securities
A.	Debt Securities	Not applicable
B.	Warrants and Rights	Not applicable
C.	Other Securities	Not applicable
D.	American Depositary Shares	New York Registry Shares	166
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures
Evaluation of disclosure controls and
procedures, Management’s report on internal control
over financial reporting and Internal control procedures,
Report of Independent Registered Public Accounting Firm
			180, 180, 26 and 182
Item 16A.	Audit committee financial expert	Corporate governance	150
Item 16B.	Code of Ethics	Corporate governance — Code of Business Conduct	150
Item 16C.	Principal Accountant Fees and Services	Principal accountant fees and services	183
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of equity securities by the issuer and affiliated purchasers	166
Item 16F.	Change in Registrant’s Certifying Accountant	Not applicable
Item 16G.	Corporate Governance	Corporate governance	150
Item 16H.	Mine Safety Disclosure	Not applicable
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
Item 16J.	Insider Trading Policies	Corporate governance —Insider Dealing Regulations, Exhibit 11.1	150
Item 16K	Cybersecurity	Risk Factors and Control — Cybersecurity	27
Part III
Item 17.	Financial statements	Consolidated financial statements	190
Item 18.	Financial statements	Consolidated financial statements	190
Item 19.	Exhibits	Exhibits	187

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
ArcelorMittal has steel-making operations in 15 countries,
including 36 integrated and mini-mill steel-making facilities. As of
December 31, 2024, ArcelorMittal had approximately 125,416
employees.
ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically,
ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications.
ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 129 countries,
including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations
produce various types of mining products including iron ore
lump, fines, concentrate, pellets and sinter feed.
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
ArcelorMittal's success is built on its core values of safety, sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a
combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, redoubled its efforts to control costs and repositioned its operations with a view toward outperforming its competitors. ArcelorMittal’s
research and development capability is strong and includes
several major research centers as well as strong academic
partnerships with universities and other scientific bodies.
Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry’s value chain, from mining at one end to distribution and first-
stage processing at the other: global scale and scope; superior technical capabilities; a diverse portfolio of steel and related businesses, one of which is mining; and financial capabilities.
The Company’s strategy is further detailed under “Business
overview—Business strategy”.
ArcelorMittal’s steel-making operations have a high degree of geographic diversification. In 2024, approximately 38%
of its crude steel was produced in the Americas, approximately
53% was produced in Europe and approximately 9% was
produced in other countries, such as South Africa and Ukraine.
In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have
different consumption characteristics. ArcelorMittal’s mining operations, including captive mines are present in North
America, South America, Africa and Europe. Captive mines are integrated into the Company's global steel-making facilities.
Competitive strengths
The Company believes that the following factors contribute to
ArcelorMittal’s success in the global steel and mining industry:
Market leader in steel. ArcelorMittal had annual achievable
production capacity of approximately 76.7 million tonnes of

Management report
crude steel for the year ended December 31, 2024. Steel
shipments for the year ended December 31, 2024 totaled 54.3
million tonnes. ArcelorMittal has significant operations in many countries which are described in "Properties and capital
expenditures". In addition, many of ArcelorMittal’s operating units including through its joint ventures have access to
developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central
and Eastern Europe, South America, India, Africa and Southeast
Asia).
The Company sells its products in local markets and through a centralized marketing organization to customers in
approximately 129 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong
relationships with customers, which include many of the world’s major automobile and appliance manufacturers. The Company
is a strategic partner to many major original equipment
manufacturers (“OEMs”) and has the capability to build long-
term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and
common value-creation programs.
A world-class mining business. ArcelorMittal has a global
portfolio of 9 operating units with mines in operation and
development and is among the largest iron ore producers in the world. In 2024, ArcelorMittal sourced a large portion of its raw materials from its own mines and facilities including leases. The table below reflects ArcelorMittal's self-sufficiency through its mining operations in 2024.

Millions of metric tonnes	Consumption	Sourced from own mines/ facilities[2]	Self- sufficiency %
Iron ore	71.1	40.9	58%
PCI & coal[1]	27.6	—	—%
Coke	16.7	15.0	90%
Scrap & DRI	25.3	13.6	54%
1.Includes coal only for the steelmaking process and excludes steam coal for power generation. ArcelorMittal's consumption of PCI and coal was 6.3 million tonnes and 21.3 million tonnes, respectively, for the year ended December 31,
2024.
2.Assumes 100% consumption of ArcelorMittal's iron ore and coal shipments.
The Company has iron ore mining activities in Brazil, Bosnia,
Canada, Liberia, Mexico, Ukraine, South Africa and through its joint venture in India and associate in Canada (Baffinland).
ArcelorMittal’s main mining products include iron ore lump,
fines, concentrate, pellets and sinter feed. In addition,
ArcelorMittal produces substantial amounts of DRI, an important metallic feedstock required for the production of highest quality steels through the EAF route, which will grow substantially in the context of decarbonization. As of December 31, 2024,
ArcelorMittal’s iron ore reserves (including reserves at mines where ArcelorMittal owns less than 100%, based on
ArcelorMittal's ownership percentage even if ArcelorMittal is entitled to mine all the reserves, and including reserves for which use is restricted) were estimated at 3,831 million tonnes run of mine. See “Properties and capital expenditures—Mineral reserves and resources” for a detailed list of the entities with mineral reserves and resources and ownership structure. The
Company’s long-life iron ore reserves and resources provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. The seaborne iron ore mining business is managed as a separate
segment which enhances ArcelorMittal’s ability to optimize
capital allocation.
ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own, or partially owned, 18 deep-water port facilities and linked railway sidings.
Market-leading automotive steel business. ArcelorMittal has
a leading market share (approximately 16% of the worldwide
market) in automotive, and is a leader in the fast-growing
advanced high-strength steels ("AHSS") segment, specifically for flat products. ArcelorMittal is the first steel company in the world to embed its own engineers within an automotive
customer to provide engineering support. The Company begins
working with OEMs as early as five years before a vehicle
reaches the showroom, to provide generic steel solutions, co-
engineering and help with the industrialization of the project.
These relationships are founded on the Company’s continuing
investment in R&D and its ability to provide well-engineered solutions that help make vehicles lighter, safer and more fuel-
efficient.
In 2024, ArcelorMittal continued to extend the S-in Motion®
catalog according to the automotive market trends. The S-in
Motion® battery electric vehicles ("BEV") catalog of steel
solutions has been adapted to include specific products for
BEV's including new designs focused on battery protection.
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
In the automotive industry, ArcelorMittal mainly supplies the geographic markets where its production facilities are located, which are Europe, North and South America, South Africa, India
through its joint venture AMNS India, and China through Valin
ArcelorMittal Automotive Steel Co., Ltd (“VAMA”), a joint venture with Hunan Valin. VAMA’s product mix is oriented toward higher value products and mainly toward the OEMs to which the

Management report
Company sells tailored solutions based on its products. With sales and service offices worldwide and production facilities in
North and South America, South Africa, Europe, India and
China, ArcelorMittal believes that it is uniquely positioned to supply global automotive customers with the same products
worldwide. The Company has multiple joint ventures and has
also developed a global downstream network of partners
through its distribution solutions activities. This provides the
Company with a proximity advantage in virtually all regions
where its global customers are present.
Sustainability (with focus on CO2 emission reduction in the
supply chain) has become a key requirement in the automotive industry linked to the importance of sustainability in the holistic electrical vehicle market. In 2021, ArcelorMittal launched two solutions under the XCarb® brand: XCarb® green steel
certificates and XCarb® recycled and renewably produced
("RRP"), which was well received in automotive industry and
markets. The first XCarb® RRP steels were successfully
launched in Europe and in North America, exhibiting potential for reduction in CO2 emissions. ArcelorMittal also combines
manufacturing simplification and sustainability with the
development in Europe of the XCarb® Door Ring.
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
•Diversified production process. In 2024, approximately
43.5 million tonnes of crude steel were produced
through the basic oxygen furnace process ("BOF") and
approximately 14.4 million tonnes through the electric
arc furnace ("EAF") process. This provides
ArcelorMittal with greater flexibility in its raw material
and energy use, and increased ability to meet varying
customer requirements in the markets it serves.
•Product and geographic diversification. By operating a
portfolio of assets diversified across product segments
and geographic areas, ArcelorMittal benefits from a
number of natural hedges. As a global steel producer
with a broad range of high-quality finished and semi-
finished steel products, ArcelorMittal is able to meet the
needs of diverse markets. Steel consumption and
product requirements vary between mature economy
markets and developing economy markets. Steel
consumption in mature economies is largely from flat
products and a higher value-added mix, while
developing markets utilize a higher proportion of long
products and commodity grades. As developing
economies mature and markets evolve, local
customers will require increasingly advanced steel
products. To meet these diverse needs, ArcelorMittal
maintains a high degree of product diversification and
seeks opportunities to increase the proportion of its
product mix consisting of higher value-added products.
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
In February 2022, the Company announced a new three-year
$1.5 billion value plan ($1.4 billion scope adjusted for the sale of
ArcelorMittal Temirtau operations on December 7, 2023)
focused on creating value through well-defined commercial and operational initiatives. This plan did not include the impact of strategic capital expenditure projects (which are followed
separately). The plan includes commercial initiatives, including volume/mix improvements and operational improvements
(primarily in variable costs). The plan aims at protecting
operating income potential of the business from rising
inflationary pressures, improving its relative competitive position vis-à-vis its peers and supporting sustainably higher profits. The plan was completed in 2024, and the actions taken in the three years from 2022 to 2024 have yielded cumulative benefits of
$1.4 billion (approximately 100% of the scope adjusted target).
These include $0.4 billion of commercial initiatives, $0.7 billion of variable costs savings and $0.2 billion of logistic and other improvements.

Management report
Proven expertise in acquisitions
ArcelorMittal’s management team has proven expertise in
successfully acquiring and subsequently integrating operations.
The Company takes a disciplined approach to investing and
uses teams with diverse areas of expertise from different
business units across the Company to evaluate opportunities, conduct due diligence and monitor integration and post-
acquisition performance. The Company introduces focused
capital expenditure programs, implements Company-wide best
practices, balances working capital, ensures adequate
management resources and introduces safety and
environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have
improved the operating performance and the quality of steel
produced at such facilities.
In recent years, the Company has focused on portfolio
optimization including assets disposals and strategic M&A
activity (see also "— Key transactions and events in 2024"). In
2022, ArcelorMittal acquired a 80% interest in voestalpine's world-class Hot Briquetted Iron ("HBI") plant in Texas and in
2023, the Company completed the acquisition of Companhia
Siderúrgica do Pecém ("CSP") renamed ArcelorMittal Pecém in
Brazil, a world-class operation, producing high-quality slab at a globally competitive cost. To further support its decarbonization strategy, ArcelorMittal acquired several steel recycling
businesses (ALBA and John Lawrie Metals in 2022, Riwald
Recycling in 2023). It also complemented the Company's
existing geographic presence and strengthened the product
portfolio of the Sustainable Solutions segment's construction business through the acquisitions of Italpannelli Germany, Spain and Italy in 2023 and 2024. In August 2024, ArcelorMittal
acquired a 28% stake in Vallourec, which presents a compelling opportunity to increase the Company’s exposure to the
attractive, downstream, value-added tubular market.
Sustainability leadership
ArcelorMittal is committed to the industry’s efforts to
decarbonize, and to being part of the solution to the world
reaching net-zero by 2050. As innovation is central to the
Company's success given the onus it places on research and
development ("R&D") with the goal of ensuring ArcelorMittal is at the forefront of the evolution of steelmaking processes and
products, the Company has developed the industry’s broadest
and most flexible suite of low-emissions steelmaking
technologies and has integrated them into two pathways, Smart
Carbon and Innovative-DRI, both of which hold the potential to deliver carbon-neutral steelmaking.
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
Sustainable development
ArcelorMittal's sustainable development information is detailed in its Sustainability Report which is expected to be published during the second quarter of 2025. It will be available within the
Corporate Library on www.arcelormittal.com. For further
information, please refer to the section "Sustainable
Development".
ArcelorMittal as parent company of the ArcelorMittal group
ArcelorMittal, incorporated under the laws of Luxembourg, is the parent company of the ArcelorMittal group and is expected to continue this role during the coming years. The Company has
no branch offices.

Management report
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
Indexes
ArcelorMittal is a member of more than 145 indices including:
STOXX Europe 600, S&P Europe 350, CAC40, Bloomberg
Europe 500 Steel Index, and Euronext Amsterdam AEX Basic
Materials Index. Recognized for its commitments to sustainable development, ArcelorMittal is also included in the FTSE4Good
Index, Euronext Vigeo Europe 120 and the Euronext Most
Advanced Benelux 20.
Share price performance
During 2024, the price of ArcelorMittal shares decreased by
17.9% in dollar terms compared to 2023 year on year; the chart below shows a comparison between the performance of
ArcelorMittal’s shares and the Eurostoxx600 Basic Resource
(SXPP).
Capital return policy
On April 30, 2024, at the annual general meeting of
shareholders ("AGM"), the shareholders approved the dividend of $0.50 per share proposed by the Board of Directors. The
dividend amounted to $393 million and payment included two
installments; the first installment of $200 million was paid on
June 12, 2024 and the second installment of $193 million was paid on December 4, 2024.
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
On May 5, 2023, the Company announced a share buyback
program pursuant to the authorization of the AGM held on May
2, 2023, which remains outstanding as of the date of this annual report. Including the $9.8 billion of shares repurchased under previous and current share buyback programs from 2020 to
2023 and $1.3 billion from shares repurchased during 2024, the
Company returned in total $13.7 billion to shareholders under the above-mentioned capital return policy. Also, see "Operating and financial review—Earnings distribution". Additional
buybacks under the current share buyback program will be
allocated to the 2025 capital return. At December 31, 2024,
ArcelorMittal had repurchased 78 million shares representing
92% of the current share buyback program for a total value of

Management report
$2.0 billion. For further information on buybacks, see
"Purchases of equity securities by the issuer and affiliated purchasers".
In February 2025, the Board of Directors recommended an
increase of the base annual dividend to $0.55/share (from
$0.50/share paid in 2024) to be paid in two equal installments in
June 2025 and December 2025, subject to the approval of
shareholders at the annual general meeting of shareholders in
May 2025.
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
ArcelorMittal’s senior management plans to meet investors and shareholder associations in such events throughout 2025.
Investors may use the following e-mails or contact numbers to reach the investor relations team:

investor.relations@arcelormittal.com	'+44 207 543 1128
creditfixedincome@arcelormittal.com	+33 1 7192 1026
Sustainable responsible investors
The Investor Relations team is also a source of information for the growing sustainable responsible investment community. The team organizes special events on ArcelorMittal’s corporate
responsibility strategy and answers all requests for information sent to the Group at investor.relations@arcelormittal.com or may be contacted at +44 7861 397 073.
Financial calendar
The schedule is available on ArcelorMittal’s website
www.arcelormittal.com under Investors, Financial calendar.

Financial results*:
Results for the first quarter of 2025	May 2, 2025
Results for the second quarter of 2025 and half year 2025	July 31, 2025
Results for the third quarter of 2025	November 6, 2025
Meeting of shareholders:
Annual general meeting of shareholders	May 6, 2025
* Earnings results are issued before the opening of the stock exchanges on which
ArcelorMittal is listed.
Cautionary Statement Regarding Forward-Looking Statements
This annual report contains forward-looking statements based on estimates and assumptions. This annual report contains
forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking
statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of ArcelorMittal, including its subsidiaries. These statements usually contain the words “believes”, “plans”,
“expects”, “anticipates”, “intends”, “estimates”, "targets" or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and
unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business,
financial condition, results of operations or prospects of
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

Management report
these statements are believed to be reliable, they have not been independently verified.
Financial information
This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of
December 31, 2024 and 2023, and the consolidated statements
of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2024,
2023 and 2022. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International
Accounting Standards Board (“IASB”).
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
Key transactions and events in 2024
During 2024, ArcelorMittal completed several financing and
liability management transactions. Please refer to "Operating and financial review—Liquidity and capital resources—
Financings" of this report for a summary of these transactions.
•On February 20, 2024, the Italian government placed
Acciaierie d’Italia SpA (“ADI”) into extraordinary
administration proceedings (“EA”) subsequent to the
request of Invitalia, thereby passing control of the company from its then current indirect shareholders, ArcelorMittal and
Invitalia, and management to government-appointed
commissioners. Shortly thereafter, the court of Milan
ascertained ADI’s insolvency, thereby definitively confirming the EA proceeding. As a result, ArcelorMittal has been
stripped of its rights as an indirect shareholder of ADI.
Similarly, ArcelorMittal has been stripped of its rights as a direct shareholder in ADI’s parent company, Acciaierie
d’Italia Holding S.p.A. ("ADIH"), after the Italian government placed it in EA. This ended ArcelorMittal’s involvement in
ADI, which dated back to 2018 (then ADI was known as
Ilva). During its involvement, ArcelorMittal had been fully
committed to the people and assets of ADI, investing over
€2 billion in the business since 2018. See “Risk Factors and
Control—ArcelorMittal is currently, and in the future may be, subject to legal proceedings or other proceedings, including in relation to its interest in  ADI, the resolution of which could negatively affect the Company’s profitability and cash flows in a particular period.”
•On March 19, 2024, ArcelorMittal announced that Kleber
Silva was nominated as Executive Vice President of
ArcelorMittal and appointed as Chief Executive Officer of
ArcelorMittal Mining, effective April 8, 2024. See
"Management and employees—Directors and senior
management—Senior management".
•On May 31, 2024, ArcelorMittal completed the acquisition of
Italpannelli SRL in Italy and Italpannelli Iberica in Spain.
This marks the second acquisition of Italpannelli businesses by ArcelorMittal, following the purchase of Italpannelli
Germany near Trier in March 2023. Italpannelli is a
manufacturer of lightweight insulation panels for roofs and
façades. It operates two production plants across Europe,
in Zaragoza (Spain) and Abruzzo (Italy). Combined the two
facilities operate seven production lines with a capacity of
13 million square meters of sandwich panels per year,
primarily serving customers in the central and eastern
European, Italian and Spanish markets and employ
approximately 260 people.
•On November 28, 2023, ArcelorMittal South Africa
announced the contemplated wind down of its Newcastle
works and the broader long steel products business (“Longs
Business”), subject to the results of a due diligence and a
consultative process involving key customers, suppliers,
organized labor and other stakeholders, including the South
African government. On July 2, 2024, ArcelorMittal South
Africa announced that the Longs Business would continue
to operate to allow an opportunity for the short-, medium-
and longer-term initiatives (aimed at securing its
sustainability) to be fully explored. ArcelorMittal worked
extensively with the South African government and
stakeholders to explore alternatives for sustaining the

Management report
Longs Business. While not seeking subsidies, ArcelorMittal
South Africa requested policy support to address structural
constraints affecting the steel sector. Despite extensive
consultations with the South African government and
stakeholders to find viable solutions to sustain the Longs
Business, progress was insufficient and a decision was
made to wind down the Longs Business. Such decision
comes after sustained challenges, including weak economic
growth, high logistics and energy costs, and an influx of
low-cost steel imports, particularly from China, combined
with insufficient policy interventions (especially longstanding policy decisions (namely, the Price Preference System
(PPS) and Export Scrap tax) relating to the substantial
subsidization of scrap-based steelmaking operations to the
detriment of the Newcastle Works – which benefits South
African-sourced raw materials). On January 6, 2025,
ArcelorMittal South Africa announced that it will transition the Longs Business into care and maintenance subject to a
consultation process. The persistent overcapacity in the
global and local markets, and unsustainably low
international steel prices have further exacerbated the
business’ structural difficulties. Asset utilization in the Longs
Business reached only 50%  as weak market conditions
necessitated the operation of its blast furnace at the lowest level technically and responsibly possible. It is expected
that approximately 3,500 direct and indirect jobs will be
affected. Steel production was anticipated to cease by late
January 2025, with the wind-down of the remaining
production processes completed in the first quarter of 2025
but the wind-down was postponed for one additional month
as discussions continued regarding potential governmental
support. On February 28, 2025, ArcerlorMittal South Africa
announced that it will implement the final wind down of the
Longs Business. It is envisaged that the shutdown of the
blast furnaces will commence in the first week of March,
with the last steel produced in late-March or early-April
2025. The final wind down into care and maintenance will
be fully implemented in the second quarter of 2025.
•On August 6, 2024, ArcelorMittal completed the acquisition
of 65,243,206 shares, representing approximately 28.4%
non-controlling equity interest in Vallourec, for €14.64 per share from Funds managed by Apollo Global Management,
Inc., for a total consideration of €960 million ($1,048
million). Having carried out a successful restructuring in
recent years, the Company believes Vallourec presents a
compelling opportunity to increase ArcelorMittal’s exposure
to the attractive, downstream, value-added tubular market.
Vallourec is a global leader in premium tubular solutions for energy markets and demanding industrial applications,
offering innovative, safe and competitive products for
various sectors including energy, automotive and
construction. Approximately 85% of Vallourec’s 2.2 million
tonnes of annual rolling capacity is focused around low-
carbon, integrated productions hubs in the United States
and Brazil, both of which are important strategic markets for
ArcelorMittal.
•On October 11, 2024, ArcelorMittal announced it had
entered into a definitive Equity Purchase Agreement (the
“Agreement”) with Nippon Steel Corporation (“NSC”)
pursuant to which ArcelorMittal will purchase NSC’s 50%
equity interest in the AMNS Calvert joint venture (the
“Transaction”). The Transaction was entered into at the
request of NSC to address regulatory concerns pursuant to
its entry into an agreement to acquire US Steel. The
Transaction is subject to NSC completing its pending
acquisition of US Steel, which is subject to various other
regulatory requirements. Under the terms of the agreement,
ArcelorMittal will pay $1 consideration for the Transaction;
further, NSC will inject cash and forgive partner loans in an amount estimated to be approximately $0.9 billion. On
January 3, 2025, the U.S. President issued an order
prohibiting NSC from acquiring US Steel but the parties
were granted an extension to June 18, 2025 to permanently
abandon the transaction. The agreement with NSC remains
in place until such date.
Recent developments
•On March 3, 2025, ArcelorMittal announced the
appointment of Jorge Luiz Ribeiro de Oliveira, currently
Vice President of ArcelorMittal and CEO of ArcelorMittal
South America Flat Products, as Executive Vice President
and an Executive Officer of ArcelorMittal as well as
President of ArcelorMittal Brasil effective April 1, 2025, to succeed Jefferson de Paula who is retiring, effective April 1,
2025. See "Management and employees—Directors and
senior management—Senior management".
Sustainable development highlights
•On February 27, 2024, ArcelorMittal announced that it had
signed a memorandum of understanding with Petrobras to
assess potential business models for low-carbon fuels,
hydrogen and its products, renewable energy production
and carbon capture and storage ("CCS"). This follows a
joint study to develop a CCS hub in the state of Espirito
Santo.
•On April 22, 2024, ArcelorMittal announced that
ArcelorMittal Calvert, wholly owned by ArcelorMittal, was
planning for an advanced manufacturing facility in Calvert,
Alabama that could deliver up to 150,000 tonnes of
domestic production capacity of non-grain-oriented
electrical steel ("NOES") annually, depending on the
product mix. NOES plays a crucial role in the performance
and efficiency of electric motors used to power battery
electric vehicles, plug in hybrid electric vehicles and hybrid

Management report
vehicles as well as other specialized commercial, industrial, and power generation applications. Given the nature of the
US auto market (larger vehicles, full-size pickups, SUVs)
there is rapidly growing demand for the most sophisticated
NOES for which there is limited US domestic supply
capabilities. Plans at ArcelorMittal Calvert include an
annealing pickling line, cold-rolling mill, annealing coating line, packaging and slitter line, and ancillary equipment
needed for operations. The planned investment is expected
to create up to 1,300 jobs during the construction phase
and more than 200 permanent positions to support the
plant’s ongoing operations. The NOES facility would be
sited near ArcelorMittal’s existing joint venture with Nippon
Steel Corporation AMNS Calvert. On February 6, 2025,
ArcelorMittal confirmed that it will proceed with the
construction of the facility with estimated net capital
expenditure of $0.9 billion (net of $0.3 billion of currently planned federal, state and local support). The plant is
anticipated to commence production in the second half of
2027.
•On May 10, 2024, ArcelorMittal announced that it had
started the construction of an EAF for long products at its
Gijón plant, which is expected to produce its first heat in the first quarter of 2026. This investment of €213 million will be the first major EAF project to be implemented within the
Company’s decarbonization program in Europe and will
constitute the first step towards low-carbon emissions
steelmaking in Asturias. The new facility will have an annual production capacity of 1.1 million tonnes of semi-finished
steel products, which will be supplied to the rail and wire-
rod mills at the plant. Initially, steel production through the new EAF will lead to a reduction in CO2 emissions of over
35%; the reduction in emissions could reach 1 million
tonnes of CO2 equivalent a year once the transition phase
has been completed.
•On May 21, 2024, ArcelorMittal announced that it had
successfully started operating a pilot carbon capture unit on the blast furnace off-gas at ArcelorMittal Gent in Belgium
with partners Mitsubishi Heavy Industries, Ltd. (MHI), BHP,
along with Mitsubishi Development Pty Ltd (Mitsubishi
Development). The pilot carbon capture unit will operate for one to two years at Gent, to test the feasibility of progress to full-scale deployment of the technology, which would be
able to capture a sizeable portion of the Gent site
emissions, if successful.
•On August 21, 2024, ArcelorMittal Brasil signed contracts
for the development of two solar energy projects with a
combined capacity of 465MW, equivalent to 14% of its
current electricity requirements. The first project builds on
ArcelorMittal Brazil’s existing relationship with Casa dos
Ventos (see "Properties and capital expenditures—
Investments in joint ventures—Ventos de Santo Antonio").
This latest agreement – again a joint venture in which
ArcelorMittal Brazil will hold a 55% stake with Casa dos
Ventos holding the balance – will see the construction of a
200MW capacity solar power plant on the same site as the
wind power project, in the state of Bahia, north-east Brazil, with commissioning also expected before the end of 2025.
The second project is a partnership with Atlas Renewable
Energy, the second largest independent renewable energy
developer in Latin America, for the development of a
265MW capacity solar energy project in the state of Minas
Gerais, east Brazil. The agreement is for an initial 50/50
joint venture, with ArcelorMittal acquiring 100% of the solar park upon build completion. Project commissioning is again
expected before the end of 2025. Both projects are subject
to approval from the Administrative Council for Economic
Defense (CADE), Brazil’s antitrust authority. The projects
support ArcelorMittal Brazil’s aims to secure and
decarbonize its future electricity needs and are a further
step towards its long-term ambition to be self-sufficient in terms of its electricity requirements.
•On October 9, 2024, ArcelorMittal published the
recommendations of the comprehensive dss+ workplace
safety audit that was commissioned at the end of 2023,
against the backdrop of a clear necessity to strengthen
Group safety performance. The audit, which was ongoing
for nine months across all geographies, functions and levels of the organization, had three main scopes: (i) fatality
prevention standards for the three main occupational risks
leading to serious injuries and fatalities (work at heights, vehicle driving and energy isolation); (ii) process safety
management focused on the highest risk assets; and (iii) in-
depth assessments of health and safety (H&S) systems,
processes and capabilities; governance and assurance
processes; and data management. See “Business overview
—Sustainability development—Health and Safety.".
•On November 26, 2024, ArcelorMittal provided an update
on its decarbonization plans in Europe. See “Business
overview—Sustainability development—Climate change
and decarbonization".

Management report
Risk Factors and Control
Risk factors
ArcelorMittal’s business, financial condition, results of
operations, reputation or prospects could be materially and
adversely affected by one or more of the risks and uncertainties described below.
I. Risks related to the global economy and the mining and steel industry
Prolonged low steel and (to a lesser extent) iron ore prices, low steel demand and/or steel/iron ore oversupply would
have an adverse effect on ArcelorMittal’s results of
operations.
As an integrated producer of steel and iron ore, ArcelorMittal’s results of operations are sensitive to the market prices of, and demand for, steel and iron ore in its markets and globally. The impact of market steel prices on its results is direct while the impact of market iron ore prices is both direct and indirect, as
ArcelorMittal sells iron ore on the market to third parties (in which case it benefits from higher iron ore market prices), and indirect, as iron ore is a principal raw material used in steel production and fluctuations in its market price are typically and eventually (with the timing dependent on steel market
conditions) passed through to steel prices (with any lags in passing on higher prices “squeezing” steel margins, as
discussed below). Steel and iron ore prices are affected by
supply and demand trends and inventory cycles. In terms of
demand, steel and iron ore prices are sensitive to trends in cyclical industries, such as the automotive, construction,
appliance, machinery, equipment and transportation industries.
More generally, steel and iron ore prices are sensitive to
macroeconomic fluctuations in the global economy which are
impacted by many factors ranging from trade and geopolitical tensions to global and regional monetary policy to specific
disruptive events such as pandemics, wars and natural
disasters. Prior recessions have generally resulted in lower steel demand and steel prices, with consequential material adverse impacts on steel companies’ results. Significant declines in steel prices have resulted, and may in the future result, in inventory-
related charges. In addition, the impact of lower steel prices on
ArcelorMittal’s results is subject to a lag effect (due to its contracts), and therefore the impact is felt beyond the duration of any decline in spot steel prices. In the past, substantial price decreases during periods of economic weakness have not
always been offset by commensurate price increases during
periods of economic strength.
Market prices for iron ore are also affected by supply and
demand conditions. Excess iron ore supply relative to demand has led to depressed prices at various points in recent years and could recur, with potentially a corollary effect on steel prices. No assurance can be given that iron ore prices will not decline further, particularly if there is a recession, Chinese steel demand declines, worldwide capacity increases due to new
mines coming online or steel demand declines again due, for
example, to the negative effects from the continuing Russia-
Ukraine and Middle East conflicts, or other regional conflicts, in particular on energy supply and prices.
The steel industry suffers from structural overcapacity globally, especially for long products. This overcapacity is affected by global macroeconomic trends and amplified during periods of
global or regional economic weakness, leading to weaker global or regional demand, increased exports and/or decreased
regional or global prices. In particular, China is both the largest global steel consumer and the largest global steel producer by a large margin. At various points in the past and since the second quarter of 2024, weaker Chinese steel demand has not been
fully offset by reduced Chinese steel production (due to large price gaps compared to markets outside China), which has led to a flood of Chinese steel exports into various regional markets, including the Company’s principal markets, weighing on demand and indeed depressing market prices. If this trend persists, it will likely lead to rising inventory levels in steel markets outside of
China and continued downward pressure on prices and
spreads, negatively affecting the Company’s profitability. Exports by steel producers in other developing countries and regions
(such as the CIS, Turkey and India) into the Company’s principal markets are also a market feature. The extent of these exports depends on the demand/production balance in the producer’s
home market as well as on regional market pricing differentials
(including any applicable import tariffs). The European steel market is particularly sensitive to the import threat due to structural overcapacity, which may also be aggravated by any new or reinstated tariffs (such as those announced in the United
States). See “Unfair trade practices, import tariffs and/or, barriers to free trade could negatively affect steel prices and
ArcelorMittal’s results of operations in various markets”.
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
Conversely, steel price decreases can sometimes develop their own momentum, as customers adopt a “wait and see” attitude
and destock in the expectation of further price decreases. The trajectory of steel and iron ore demand and prices going
forward, in particular in 2025, is difficult to predict, including given the variables described above. A scenario of prolonged low steel and (to a lesser extent or if simultaneous) iron ore

Management report
prices, whether or not combined with low steel demand, would have a material adverse effect on ArcelorMittal’s results of operations and financial condition. Moreover, a renewed phase of steel and iron ore oversupply would likely have a material adverse effect on ArcelorMittal’s results of operations and
financial condition.
Volatility in the supply and prices of raw materials, energy and volatility in steel prices or mismatches between steel
prices and raw material prices could adversely affect
ArcelorMittal’s results of operations.
Steel production consumes substantial amounts of raw
materials (the prices of which have been highly volatile in recent years) including iron ore, coking coal and coke, and the
production of direct reduced iron, the production of steel in EAF and the re-heating of steel involve the use of significant amounts of energy, making steel companies, such as ArcelorMittal,
dependent on the price of, and their reliable access to, supplies of raw materials and energy. Although ArcelorMittal has
substantial sources of iron ore from its own mines (the
Company’s self-sufficiency rate was 58% for iron ore in 2024), it remains exposed to volatility in the supply and price of iron ore and coking coal given that it obtains a significant portion of such raw materials under supply contracts from third parties. Industry and overall decarbonization efforts may also result in increased and/or volatile prices, in particular, higher energy and carbon dioxide ("CO2") prices as well as scrap prices (due in particular to an industry shift to EAF production). See "“Business overview
—Products—Mining products”, “Business overview—Products—
Other raw materials and energy” and “Operating and financial review—Key factors affecting results of operations—Raw
materials”. The compression of steel spreads, including from inflationary cost pressures and negative price-cost effects, has resulted, and may in the future result, in the Company reducing or ceasing production at certain plants. See "Key transactions and events in 2024". Production cuts do not eliminate all costs as the Company still incurs operating costs when production
capacity is idled and may incur increased costs to resume
production at idled facilities. Idling can also impact the long-term health of assets, despite steps taken to protect them.
Furthermore, while steel and certain raw material (in particular iron ore and coking coal) price trends have historically been correlated, the Company has experienced (particularly in
Europe and North America) negative price-cost effects due to differences in steel and raw material price trends (including due to sudden spikes in raw material prices). See "Operating and financial review—Key factors affecting results of operations".
The Company is likely to continue to experience such negative effects in the future as this is a structural feature.
ArcelorMittal’s other principal input costs that affect its level of profitability are energy and transportation. Energy expenses are sensitive to changes in electricity, energy transportation and fuel prices, including diesel fuel, natural gas and industrial gas.
While the Group has some long-term contracts with electrical, natural gas and industrial gas suppliers, it is exposed to
fluctuations in electricity, natural gas and industrial gas prices that can fluctuate widely with availability and demand levels from other users. In addition, in certain circumstances (such as periods of peak usage), supplies of energy in general may be curtailed, and the Company may not be able to purchase them
at historical rates or at all. Supply disruptions may also cause energy prices to increase, as has occurred previously (and is likely to occur in the future) due to geopolitical conflicts (such as the Russian-Ukraine war and conflicts in the Middle East) and destructions of gas pipelines. Such events and any other
significant cuts in energy supplies or a collapse in demand due to supply issues or otherwise have resulted, and may in the
future result, in the Company having to cut production regionally or globally. Indirectly, if steel-using customers are unable to source the energy supplies needed for their operations, they will be unable to operate and their demand for steel will decline.
Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and
ArcelorMittal’s results of operations in various markets.
ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidies to the steel industry remain widespread in certain countries, particularly those with centrally controlled economies such as China. In periods of lower global demand for steel, there is an increased risk of additional volumes of unfairly-
traded steel exports into various markets, including Europe,
North America and other markets such as Brazil and South
Africa, in which ArcelorMittal produces and sells its products.
Such imports have had and could in the future have the effect of reducing prices and demand for ArcelorMittal’s products.
ArcelorMittal is also exposed to the effects of import tariffs, other trade barriers and protectionist policies more generally due to the global nature of its operations. Various countries have
instituted, and may institute import tariffs and barriers that could, depending on the nature of the measures adopted, adversely
affect ArcelorMittal’s business by limiting the Company’s access to or competitiveness in steel markets. While such protectionist measures can help the producers in the adopting country, they may be ineffective (or only effective in the short-term), raise the risk of exports being directed to markets where no such
measures are in place or are less effective and/or result in retaliatory measures.
The prospect of higher tariffs, protectionist measures, increased trade disputes and retaliatory actions is heightened in 2025 based on recent actions and announcements in various
countries, including Brazil, Turkey and India, as well as the changing policies of the new U.S. administration. For example, in February 2025, the U.S. administration announced new

Management report
Section 232 tariffs, reinstating a 25% tariff on all steel imports as from March 2025. Export sales of steel products from the
Company to the U.S. market represented $6.7 billion in 2024. As was the case in 2018, new retaliatory protectionist measures may be announced in the European Union, Canada or in other
countries as a result. The imposition of tariffs (whether in the
United States or in other countries or regions) may in the short term, pending increases in domestic production, result in higher steel prices (enabling ArcelorMittal’s exports from Canada and
Mexico into the U.S. to remain competitive and profitable) and/or increase the profitability of its domestic sales (by AMNS Calvert sufficiently to offset the negative effect on export sales). It is however unclear how long any such positive impact would last and what impact further tariffs on a widening list of imported products and retaliatory protectionist measures by other
countries may have on global trade and ultimately economic
growth, steel demand, steel and iron ore prices, or input costs
(including energy and raw materials). In addition, the new U.S.
administration and the U.S. Congress may make substantial
changes in legislation, regulation and government policy directly affecting ArcelorMittal’s business or indirectly affecting the
Company because of impacts on its customers and suppliers;
the current U.S. administration may seek to renegotiate free trade agreements or withdraw from the WTO, destabilizing
global trade.
In addition, certain operations of ArcelorMittal may be a
respondent to anti-dumping and countervailing duty cases and its exported products have been and in the future may be
subject to anti-dumping and countervailing duties or other trade restrictions.
Russia’s invasion of Ukraine, international reaction to it (in particular in the form of sanctions) and any regional or
global escalation of the conflict, could adversely affect the
Company’s business, results of operations and financial
condition.
The Company has significant operations in Ukraine, consisting of a steel plant and (captive) mines. See "Properties and capital expenditures—Property, plant and equipment—Others". After
operating at various levels of capacity in 2022/2023 affected by various difficulties, ArcelorMittal Kryvyi Rih ("AMKR") is currently operating its open pit mines and steel facilities at 75% and 23%, respectively. The Company cannot predict the duration of the idling or of lower production as it will depend on the remaining course of the conflict and the establishment of safe and stable operating and logistical conditions thereafter, as well as potential repairs of any damages sustained. The Russian army has also
blocked ports in Odessa, complicating and increasing the cost of exports (including steel and iron ore) from Ukraine. The ongoing conflict, its impact on demand, logistics (with respect to both supply and delivery) and costs and any resulting further reduced production, sales and income at its Ukrainian operations have caused the Company to record impairment charges (and may
be required to record additional charges in the future). For further information on these risks, see notes 1.3 and 5.3 to the consolidated financial statements.
The imposition of extensive sanctions on Russia by the EU, the
U.S., the UK and other countries could affect the Company’s
sourcing of raw materials from sanctioned countries. Any
business conducted in Russia and with Russian counterparties also carries the risk of non-compliance with economic sanctions
(and the attendant financial and reputational adverse
consequences), despite best efforts to comply. In addition,
sanctions may remain in place beyond the duration of any
military conflict and have a long-lasting impact on the region and could adversely impact the Company’s results of operations and financial condition. More generally the conflict could have a further material adverse effect on the overall macroeconomic environment (see “Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices
could adversely affect ArcelorMittal’s results of operations”). The conflict could escalate militarily both regionally and globally; any substantial escalation would have a material adverse effect on macroeconomic conditions.
Competition from other materials and alternative steel-
based technologies could reduce market prices and
demand for steel products and thereby reduce
ArcelorMittal’s cash flows and profitability.
In many of its applications, steel competes with other materials that may be used as substitutes, such as aluminum, concrete, composites, glass, plastic and wood. In particular, as a result of increasingly stringent regulatory requirements, as well as
developments in alternative materials, designers, engineers and industrial manufacturers, especially those in the automotive industry, have increased their use of lighter weight and
alternative materials, such as aluminum and plastics.
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

Management report
II. Risks related to sustainability
The Group’s announced carbon emissions intensity
reduction targets were based on assumptions with respect
to the costs, government and societal support for the
reduction of carbon emissions in particular regions and the
advancement of technology and infrastructure related to
the reduction of carbon emissions over time. Future
developments may affect such assumptions, and this may
render the achievement of ArcelorMittal’s targets more
difficult, or even impossible, to achieve for cost or other
reasons.
The Company’s decarbonization strategy includes the objective of carbon neutrality by 2050; the Company's medium-term
objective and associated decarbonization capital expenditures are currently under review. ArcelorMittal's ability to achieve this objective depends on numerous factors and assumptions,
including the costs of green hydrogen (meaning hydrogen
produced exclusively from renewable sources) and its evolution over time, the construction of DRI and EAF facilities, the
development of CCUS infrastructure and the timing of the
introduction of GHG reduction requirements and supportive
policies in applicable jurisdictions. In November 2024, the
Company announced that it was unable to take final investment decisions on projects to replace blast furnaces with lower-
carbon technology in Europe due to current conditions in
European policy, energy and market environments, given green hydrogen's very slow evolution towards becoming a viable fuel source and natural gas-based DRI production in Europe not yet being a competitive interim solution. The development of low emissions technologies depends on more stringent global GHG
reduction requirements and/or the introduction of carbon prices in each jurisdiction, alongside the introduction of effective policies to secure a level playing field. However, since Europe is currently the only major market to have implemented a cost on carbon, the Company has indicated that it needs further support from host countries, first and foremost from the European Union and its Member States, through more supportive policies
designed to avoid “carbon leakage” and provide compensation
for the significantly higher costs, while at the same time
maintaining a fair and competitive landscape (particularly given that the CBAM adopted by the EU does not appear sufficient to ensure the level-playing field necessary to maintain the
competitiveness of the steel industry in Europe).
In addition, ArcelorMittal’s targets have been based on the
assumption that public funding covers 50% of the total cost of decarbonization (capital expenditures and higher operating
expenses, which are expected to be significant) so that the
Company and industry are not rendered uncompetitive during
this transition period. The Company believes this assumption is reasonable (and funding from certain governments has been
approved), but such funding is subject to changes in
government and policy, among other factors, and may not be
achieved. See “Business overview—Sustainable development—
Climate change and decarbonization". The new Trump
administration in the United States appears unlikely to provide the support necessary for decarbonization, which may also
influence adoption of such policies and support worldwide. A lack of governmental and societal support could make the
Company’s targets more costly, more difficult or even impossible to achieve. If the Company is unable to make the necessary
investments to decarbonize and reach its decarbonization
targets due to the design of governmental policy in Europe or other jurisdictions where it operates (see “—Changes in
assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill”), it may negatively affect its competitiveness, profitability, cash flows, financing costs, results of operations and financial condition, as well as harm its reputation.
Laws and regulations restricting emissions of greenhouse
gases could force ArcelorMittal to incur increased capital
and operating costs and could have a material adverse
effect on ArcelorMittal’s results of operations, financial
condition and reputation.
The integrated steel process involves significant carbon-
footprint. Compliance with new and more stringent
environmental obligations relating to GHG emissions, including as part of the EU’s “Fit for 55” package, may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. See “Business Overview
– Government Regulations—Environmental laws and
regulations—Climate Change".
The new laws are all interconnected, and they combine:
tightening and extending the existing emission trading system
("EU-ETS"); increased use of renewable energy; greater energy efficiency; a faster roll-out of low emission transport modes and the infrastructure and fuels to support them; an alignment of taxation policies with the European Green Deal objectives; a carbon border adjustment mechanism ("CBAM") to prevent
carbon leakage; and tools to preserve and grow natural carbon sinks. Of particular relevance are the amending EU-ETS
directive and the CBAM regulation, which entered into force in mid-2023, and will mainly impact the carbon emissions
allowances from the second trading period of Phase IV of the
EU-ETS (i.e., 2026-2030) onwards.
The implementation of Phase IV rules (applicable during the
2021-2030 period) has already resulted in increased EU
allowances prices, which the Company expects will continue to increase, despite recent volatility. Moreover, as from 2026 free allocation of CO2 emissions allowances will be progressively phased out (and completely phased out as from 2034). This will contribute to a very significant shortage in free allocation in the later years of the second trading period of Phase IV (given the

Management report
amount of CO2 emission allowances is currently insufficient to satisfy technically achievable operating conditions) and lead to significant increases in prices for emissions allowances. The
Company’s operations will be subject to the additional costs from these purchases, many of which may be significant and
higher than currently expected and may or may not be
effectively hedged in the future. In addition, the effectiveness of the CBAM remains untested and the provisions to address
circumvention risks, including resource shuffling and cost
absorption, may be insufficient, and no solution for exports has yet to be considered.
Similar regulations have been implemented to date in several jurisdictions, and additional measures may well be enacted in the future in other jurisdictions. Whether in the form of a national or international cap-and-trade emissions permit system, a
carbon tax or acquisition of emission rights at market prices, emissions controls, reporting requirements, or other regulatory initiatives, such environmental regulations could have a negative effect on ArcelorMittal’s production levels, income and cash flows. These regulations could also negatively affect the
Company’s suppliers and customers, which could translate into higher costs and lower sales.
Furthermore, many developing nations have not yet instituted significant GHG regulations, and the Paris Agreement
specifically recognizes that GHG emissions will peak later in developing countries. As the Intended Nationally Determined
Contributions (“INDC”) for developing nations under the Paris
Agreement may be less stringent than for developed nations in light of different national circumstances, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in developing countries. Depending on the extent of the difference between the requirements in
developed regions (such as Europe) and developing regions
(such as China or the CIS), this competitive disadvantage could be severe and has resulted, and in the future may result, in production cuts due to relatively higher carbon costs rendering production structurally unprofitable. See "Properties and capital expenditures—Property, plant and equipment” for further
information regarding production levels by segment.
In addition, as regulators and investors increasingly focus on climate change issues, the Company is exposed to the risk of frameworks and regulations being adopted that are ill-adapted to steel industry dynamics. For example, the most established framework for carbon pricing and emissions trading schemes is currently the EU-ETS discussed above. As indicated above,
while a CBAM has been adopted to limit competitive distortions from the ETS, it does not appear sufficient to enable the steel industry in Europe to remain competitive. Furthermore, the
European Climate Law requires the Commission to present a
legislative proposal of a Union 2040 target within six months of the first global stocktake, which concluded at COP28 in Dubai in
December 2023. In February 2024, the Commission presented
a communication recommending a 90% reduction in net
emissions by 2040 compared to 1990, in line with the advice of the Scientific Advisory Board. The legislative proposal to table the 2040 climate target is the responsibility of the new
Commission. It is expected that such a target would trigger a further review of the EU-ETS cap, likely leading to a tightened market that might drive higher prices for allowances.
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
ArcelorMittal is subject to a broad range of environmental,
health and safety laws and regulations in each of the
jurisdictions in which it operates. These laws and regulations impose increasingly stringent standards regarding general
health and safety, air emissions, discharges of wastewater, the use, handling and transportation of hazardous, toxic or
dangerous materials, waste disposal practices and the
remediation of environmental contamination, and health and
safety matters, and permit requirements/limits among other
things. The costs of complying with, and the imposition of
liabilities pursuant to, these laws and regulations can be
significant, and compliance with new and more stringent
obligations may require additional capital expenditures or
modifications in operating practices. Failure to comply can result in civil and or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations and lawsuits by third parties.
Despite ArcelorMittal’s efforts to comply with environmental, health and safety laws and regulations, and monitor and reduce accidents at its facilities, health, safety and environmental incidents or accidents, including those involving serious injury or death, have occurred and may in the future occur. Such
accidents could include (and in certain instances have included)
explosions or gas leaks, fires or collapses in underground
mining operations, crushing incidents, vehicular accidents, falls while working at heights, and other accidents involving mobile equipment, or exposure to radioactive or other potentially
hazardous, toxic or dangerous materials, which have had, and could in the future have, significant adverse consequences for the Company’s workers and facilities, as well as the
environment. For example, the Company’s previous operations
in Kazakhstan suffered several fatal accidents.
Certain of these incidents may result in costs and liabilities and negatively impact the Company’s reputation or the operations of the affected facilities. Such accidents could lead to production

Management report
stoppages, loss of personnel, loss of key assets, or put at risk the Company’s employees (and those of sub-contractors and
suppliers) or persons living near affected sites. In addition, any gap between community and worker expectations and
ArcelorMittal’s environmental, health and safety perceived
performance, as a result of any accidents, safety incidents or even the perception of potential safety or environmental issues, may negatively impact community relations, labor relations,
customer relations and the Company’s reputation and result in disruptions to the Company’s operations. ArcelorMittal’s
operations may also be located in areas where individuals or communities could regard its activities as having a detrimental effect on their natural environment and conditions of life, and actions taken by such individuals or communities in response to such concerns could compromise ArcelorMittal’s profitability or, in extreme cases, the viability of an operation or the
development of new activities in the relevant region or country.
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
In addition, with respect to sustainability reporting, if based on information disclosed in accordance with new requirements
(such as the Corporate Sustainability Reporting Directive,  which specifies extensive and detailed sustainability information to be provided based on the reporting standard published in July
2023, or any new SEC rules) or otherwise, financial institutions or other stakeholders (including the public) begin to view
investments in steel and mining as undesirable, it may become more difficult and/or more expensive for the Company to obtain financing. While the Company has taken significant steps and continues to adapt its operations in light of climate change and the need for sustainability, such steps may not be in line with future frameworks or regulations or market views of investment suitability. Moreover, the Company may in the future face
increasing shareholder activism and/or litigation in relation to sustainability matters.
For further information, see “Business overview—Sustainable
development—Health and safety” and “Business overview—
Government regulations—Environmental laws and regulations”
and note 9.1 to the consolidated financial statements.
III. Risks related to ArcelorMittal's operations
ArcelorMittal could experience labor disputes that could
have an adverse effect on its operations and financial
results.
A majority of ArcelorMittal's employees and contractors are
represented by labor unions and covered by collective
bargaining or similar agreements, which are subject to periodic renegotiation. Strikes and work stoppages have occurred, and are likely to occur in the future, at various ArcelorMittal facilities prior to or during negotiations preceding new collective
bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in
connection with any announced intentions to adapt its footprint.
Strikes or work stoppages, particularly when prolonged, could disrupt ArcelorMittal’s operations and relationships with its customers, as well as limit its ability to rationalize operations and reduce labor costs in certain markets, resulting in an
adverse effect on its operations and financial results.
Disruptions to ArcelorMittal’s manufacturing processes and
mining operations caused for example by equipment
failures, natural disasters, accidents, explosions, epidemics or pandemics, geopolitical conflicts or extreme weather
events could adversely affect its operations, customer
service levels and financial results and liabilities.
Steel manufacturing processes are dependent on critical steel-
making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated
failures or other events, such as fires, explosions, furnace breakdowns or as a result of natural disasters, accidents,
epidemics or pandemics or severe weather conditions.
ArcelorMittal’s manufacturing plants and mines have
experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such events.
ArcelorMittal’s mining operations, in particular, are subject to the hazards and risks usually associated with the exploration,
development and production of natural resources through either open-pit or underground mining operations, any of which could result in production shortfalls or damage to persons or property, delay production, increase production costs and result in death or injury to persons, damage to property and liability for
ArcelorMittal, some or all of which may not be covered by
insurance, as well as substantially harm ArcelorMittal’s
reputation, both as a Company focused on ensuring the health and safety of its employees and more generally. Certain of these incidents have resulted or may result in fatalities, production stoppages, governmental investigations or proceedings and/or in costs and liabilities and negatively impact the Company’s reputation or the operations of the affected facilities. Such hazardous incidents could also lead to loss of key personnel, loss of key assets, or health and safety risks for ArcelorMittal's

Management report
employees (and those of sub-contractors and suppliers) or
persons living near affected sites. See also “—ArcelorMittal is subject to strict environmental, health and safety laws and
regulations that could give rise to a significant increase in costs and liabilities”. Conflicts may also cause interruptions to
operations; see “—Russia’s invasion of Ukraine, international reaction to it (in particular in the form of sanctions) and any regional or global escalation of the conflict, could adversely affect the Company’s business, results of operations and
financial condition”.
In addition, natural disasters and severe weather conditions have led, and could in the future lead, to significant damage at
ArcelorMittal’s production facilities and general infrastructure or cause shutdowns, including due to earthquakes, tsunamis,
tornados, hurricanes and bush fires. More generally, changing weather patterns and climatic conditions in recent years,
possibly due to climate change, have added to the
unpredictability and frequency of natural disasters.
Severe weather conditions can also affect ArcelorMittal’s
operations in particular due to the long supply chain for certain of its operations and the location of certain operations in areas subject to harsh winter conditions (i.e., Canada) or areas that are susceptible to droughts (i.e., South Africa, Mexico and
Brazil). Water in particular is crucial to the steelmaking process, and the risk that the authorities may restrict license to withdraw water as a result of chronic drought could increase operating costs and reduce production capacity. Flooding has also
affected ArcelorMittal’s operations, impacting shipment volumes due to handling and logistic constraints. Damage to ArcelorMittal production facilities due to natural disasters and severe weather conditions could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition. More generally, these severe weather conditions could increase in frequency and severity due to climate change.
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
As a result, there can be uncertainty in the assumptions used that may materially impact and result in significant changes to the Company’s current estimates. The assumptions that can
fluctuate may include, but are not limited to: market prices including long-term forecasts; operating and capital costs;
changes to estimation input parameters and techniques; and
changes to cut-off grades, mining, and metallurgical recovery rates and, with respect to mineral resources, further
engineering, legal and economic feasibility that would allow for the conversion to mineral reserves. These changes may also
render some or all of ArcelorMittal's current proven and probable mineral reserves and measured and indicated mineral resources uneconomic to exploit and may ultimately result in a reduction of mineral reserves and resources. In addition, no assurance can be given that mineral resources (in particular inferred mineral resources, which are subject to a greater amount of uncertainty as to their existence and their economic and legal feasibility) will be upgraded to a higher category or that any of the mineral
resources not already classified as mineral reserves will be reclassified as mineral reserves.
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

Management report
ArcelorMittal’s reputation and business could be materially
harmed as a result of data breaches, data theft,
unauthorized access or suspected or successful hacking.
ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems.
ArcelorMittal, has experienced, and continues to experience, increasing intrusion attempts on its computer networks through sophisticated and targeted phishing, ransomware and virus
attacks, some of which have resulted, and may in the future
result, in breaches of its information technology security. See "—
Cybersecurity".
Adverse consequences of technological advances like Industry
4.0, Cloud Computing, Internet of Things, GenAi and Blockchain
may continue to increase threats or cause damage to
ArcelorMittal, for example by impacting shop-floor systems
supporting production and maintenance and thereby forcing
plant operations to revert to manual mode with loss of
production, resulting in new risks to ArcelorMittal’s operations and systems. Because the techniques used to obtain
unauthorized access, disable or degrade service or sabotage
systems change frequently and often are not recognized until launched against a target, the Company may be unable to
anticipate these techniques or to implement in a timely manner effective and efficient countermeasures. Although ArcelorMittal performs annual cyber maturity assessments in many of its
business units, which are supplemented by in-depth cyber
audits and penetration testing exercises performed by
ArcelorMittal Global Assurance, the risk of significant data breaches, data theft, unauthorized access or successful hacking cannot be eliminated. There may also be an increased risk of cybersecurity breaches due to ongoing geopolitical tensions
involving Russia or China. See also "—Cybersecurity".
If unauthorized parties attempt or manage to bring down the
Company’s website or force access into its information
technology systems, they may be able to misappropriate
personal and confidential information, cause interruptions in the
Company’s operations, damage its computers or process
control systems or otherwise damage its reputation and
business. Any compromise of the security of the Company’s
information technology systems or those of its suppliers or
service providers could impact the Company’s ability to maintain operations, disrupt the provision of services, result in a loss of confidence in the Company’s security measures, subject it to litigation, civil or criminal penalties, regulatory actions (e.g., under the EU’s General Data Protection Regulation) or adverse publicity, any of which could adversely affect its financial condition and results of operations.
IV. Risks related to ArcelorMittal’s acquisitions and investments
ArcelorMittal has grown through acquisitions and may
continue to do so. Failure to manage external growth and
difficulties completing planned acquisitions or integrating
acquired companies could harm ArcelorMittal’s future
results of operations, financial condition and prospects.
The Company has made several large acquisitions in recent
years. To the extent ArcelorMittal continues to pursue significant acquisitions, the associated financing may (depending on the structure) result in increased debt, leverage and gearing.
Acquisitions also entail increased operating costs, as well as greater allocation of management resources away from daily
operations. Managing acquisitions requires the continued
development of ArcelorMittal’s financial and management
information control systems, the integration of acquired assets with existing operations, the adoption of manufacturing best practices, handling any labor disruptions that may arise,
attracting and retaining qualified management and personnel as well as the continued training and supervision of such
personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Acquisitions also have resulted, and may in the future result, in subsequent disputes or financial liabilities, including in respect of put options granted to selling shareholders over a retained minority stake. See note 9.3 to the consolidated financial statements for further information.
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
ArcelorMittal is currently and in the future may be subject
to legal proceedings or other proceedings, including in
relation to its interest in ADI, the resolution of which could negatively affect the Company’s profitability and cash flows in a particular period.
ArcelorMittal’s profitability or cash flows in a particular period could be affected by adverse rulings in current and future legal proceedings against the Company. See note 9.3 to the
consolidated financial statements.
In April 2021, ArcelorMittal and Invitalia, an Italian state-owned company, formed a public-private partnership, ADIH, to operate and subsequently acquire the Ilva business (which had to that point been managed by the Company and Italian-government
appointed commissioners), providing Invitalia with joint control rights. In February 2024, the Italian government placed ADIH’s main operating subsidiary ADI in EA (followed by a Milan court determination of ADI’s insolvency), thereby passing control of the company to government-appointed commissioners and
stripping ArcelorMittal of its rights as an indirect shareholder of
ADI. ArcelorMittal was subsequently stripped of its rights as a direct shareholder in ADIH after being placed in EA and a Milan court determination of its insolvency. The Company's appeal
against the Milan court decision is currently pending.
ArcelorMittal has also appealed the Italian government EA

Management report
decrees and the decrees authorizing ADI’s commissioners to
enter into a new interim lease agreement with Ilva’s
commissioners (to which ADIH is not a party) and authorizing a new sale process for Ilva’s business. Hearings before the court have not yet taken place. The subsequent placement of ADI and
ADIH in EA, a complex procedure, could well lead to further
disputes. In this respect, in July 2024 the commissioners of ADI and ADIH filed with the court of Milan a request for an urgent technical assessment of the Ilva facilities stated to be in view of a potential claim for damages against AMIH and certain former directors of ADI; in December 2024 the Milan court rejected the request and its decision has since become final (without
prejudice to a potential subsequent claim for damages).
ArcelorMittal’s strategic growth, maintenance and
decarbonization projects are subject to financing,
execution and completion risks.
The Company has announced a number of strategic growth and
decarbonization projects, which are capital intensive, and also regularly invests in significant maintenance capital expenditures.
See “Properties and capital expenditures—Property, plant and equipment—Investments in joint ventures” and “Properties and capital expenditures—Capital expenditures”. The cost or time to complete any of these projects may prove to be greater than
originally anticipated. Timely completion in accordance with budgeted amounts and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and
maintaining adequate property rights to land and mineral
resources, local opposition to land acquisition or project
development, managing relationships with or obtaining consents from other shareholders, revision of economic viability
projections, demand for the Company’s products, local
environmental or health-related conditions, and general
economic conditions. Any of these factors may cause the
Company to delay, modify or forego some or all aspects of its development projects. For investment projects that the
Company expects to fund primarily through internal sources,
these sources may prove insufficient depending on the amount of internally generated cash flows and other uses of cash, and the Company may need to choose between incurring external
financing or foregoing the investment. The Company cannot
guarantee that it will be able to execute its greenfield, brownfield or other investment projects, and to the extent that they
proceed, that it will be able to complete them on schedule,
within budget, or achieve the volumes, revenues or anticipated return on its investment. Conversely, should the Company
decide to postpone or cancel development projects, it could
incur various negative consequences such as litigation or
impairment charges, as well as loss of anticipated strategic benefits.
ArcelorMittal faces risks associated with its investments in joint ventures and associates.
ArcelorMittal has investments in numerous joint ventures and associates for a total carrying amount of $11.4 billion at
December 31, 2024. See “Properties and capital expenditures—
Property, plant and equipment—Investments in joint ventures”
and note 2.4 to the consolidated financial statements. In
particular, it has structured significant growth transactions in recent years, including Calvert, AMNS India and the joint
venture with Casa dos Ventos. Joint ventures and associates
subject ArcelorMittal to several types of risks.
First, risks that are endemic to joint ventures and associates generally due to their nature as entities over which control is shared or where ArcelorMittal only exercises significant
influence. These include the risk of dead-lock and/or
coordination issues affecting the implementation of strategy. To the extent joint ventures and associates are controlled and
managed by partners, they may not fully comply with
ArcelorMittal’s standards, controls and procedures, including
ArcelorMittal’s health, safety, environment and community
standards; this could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect ArcelorMittal’s results and reputation.
Second, joint ventures may be the source of substantial
expenditures and financial exposure. Although ArcelorMittal’s joint ventures are responsible for their own debt repayment and the Company does not consolidate their indebtedness but has
guaranteed certain debt or contractual obligations of its joint ventures (see note 9.4 to ArcelorMittal’s consolidated financial statements). Particularly if the joint venture experiences financial difficulties, ArcelorMittal may make substantial cash
contributions to extend loans or address calls on existing
guarantees and is exposed to a risk of loss of its investment.
Financial risks may be particularly high for joint ventures that are strategic and that are expanding and developing, such as AMNS
India and Calvert (see "Property and Capital expenditures—
Investments in joint ventures” and "Property and Capital
expenditures—Capital expenditures"). AMNS India, in particular, has large-scale and ambitious projects to expand its operations and further improve operational profitability, which may either not come to fruition or require greater than anticipated
investments or expenditures. AMNS India has also made
significant acquisitions in recent years that it has financed with its own cash and drawings under existing financings (including ones guaranteed by its shareholders). The Company currently
expects that any future acquisitions would likely be similarly financed. Moreover, the joint venture has announced $7.7 billion in projected capital expenditure requirements that it expects to finance similarly (subject to potential cost overruns). The risks in

Management report
this respect are compounded to an extent by the fact that AMNS
India is owned and operated by a joint venture with attendant risks around strategic alignment, potential discord and deadlock.
ArcelorMittal’s investments in joint ventures and associates
(whether current investments or future ones) have resulted, and may in the future result, in impairments (the Company
recognized a $1.4 billion impairment charge with respect to its investment in ADI in 2023).
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
If certain of management’s estimates change during a given
period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. The
Company has recorded significant impairment charges over the years, including recently. While impairment does not affect
reported cash flows, decreases of the estimated recoverable
amount and the related non-cash charge in the consolidated
statements of operations have had and could have a material
adverse effect on ArcelorMittal’s results of operations.
Substantial amounts of goodwill and tangible and intangible
assets remain recorded on the Company’s consolidated
statement of financial position. As of December 31, 2024, the
Company’s balance sheet included $3.6 billion of goodwill.
More generally, no assurance can be given as to the absence of significant further impairment losses in future periods,
particularly if market conditions deteriorate. In particular, changes in key assumptions used in the Group’s impairment
tests, due to market conditions, regulations (including
environmental and carbon emission regulations) or other
reasons (for example, assumptions regarding decarbonization
costs) may result in additional impairment losses being
recognized in the future. For further information on these risks and uncertainties in assumptions, see notes 1.3 to the
consolidated financial statements.
ArcelorMittal’s indebtedness could have an adverse impact
on its results of operations and financial position, and the market’s perception of ArcelorMittal’s leverage or of certain financial transactions may affect the price of its securities.
As of December 31, 2024, ArcelorMittal had total debt
outstanding of $11.6 billion, $6.5 billion of cash and cash
equivalents and restricted cash, and $5.5 billion available to be drawn under existing credit facilities. The Company also relies on its true sale of receivables programs ($4.4 billion of trade receivables sold at December 31, 2024), as a way to manage its working capital cycle. A substantial increase in indebtedness could contribute to the Company’s vulnerability to adverse
economic and competitive pressures in its industry, limit
flexibility in planning for, or reacting to, changes in its business and industry; limit its ability to borrow additional funds on terms that are acceptable to the Company or at all. More generally, a deterioration of market conditions may impact ArcelorMittal’s ability to refinance its indebtedness on acceptable conditions or at all. In addition, credit rating agencies could downgrade
ArcelorMittal’s ratings either due to factors specific to
ArcelorMittal, a prolonged cyclical downturn in the steel industry and mining industries, macroeconomic trends (such as global or regional recessions or economic shocks) or trends in credit and capital markets more generally. The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and downgrades that occurred in the past resulted in increased interest expense.
Restrictive covenants in ArcelorMittal’s debt instruments (current or future) may limit ArcelorMittal’s operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. In addition, the mere market perception of a potential breach of any financial covenant, to the extent in effect, could have a negative impact on ArcelorMittal’s ability to refinance its
indebtedness on acceptable conditions.
In addition to the foregoing specific risks relating to
ArcelorMittal’s indebtedness, the prices of its securities may be affected by the markets’ perception of its leverage or any
potential financial transactions, such as equity offerings, which may be implemented to increase financial flexibility.
ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash
flows.
At December 31, 2024, ArcelorMittal had $8.9 billion recorded as deferred tax assets on its consolidated statement of financial position, representing a $0.6 billion decrease as compared to
December 31, 2023. The deferred tax assets can be utilized
only if, and only to the extent that, ArcelorMittal’s operating

Management report
subsidiaries generate adequate levels of taxable income in
future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration. At December 31,
2024, the amount of future income required to recover
ArcelorMittal’s deferred tax assets of $8.9 billion was at least
$39.3 billion at certain operating subsidiaries.
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
ArcelorMittal operates and sells products globally and as a
result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in
exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, its results of operations are subject to translation risk (i.e., the U.S. dollar value of revenue and profits generated in other currencies and its debt denominated in other currencies), including, as has been recently occurred, due to the reclassification of cumulative foreign exchange translation
losses upon a disposal of a subsidiary, and transaction risk (i.e., a mismatch between the currency of costs and revenue).
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
The Significant Shareholder could exercise significant
influence over the outcome of shareholder votes.
At December 31, 2024, HSBC Trustee (C.I.) Limited, as trustee of a fully discretionary trust (referred to as the "Significant
Shareholder"), beneficially owned (within the meaning of Rule
13d-3 under the Securities Exchange Act of 1934, as amended)
ordinary shares amounting to 340,072,244 in the aggregate
(when aggregated with ordinary shares of ArcelorMittal held
directly by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal),
representing 44.25% of ArcelorMittal’s then outstanding shares.
As a result, the Significant Shareholder could exercise
significant influence over the decisions adopted at the
ArcelorMittal general meetings of shareholders, including
matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and obtaining funding through debt. The Significant Shareholder
could also exercise significant influence over a change of control of ArcelorMittal. Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are
discretionary beneficiaries of the trust. For further information on the Company’s major shareholders, see “Shareholders and
markets—Major shareholders”.

Management report
VI. Legal and regulatory risks
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
It is possible that tax authorities in the countries in which
ArcelorMittal operates will introduce additional revenue raising measures. The introduction of any such provisions or
modification of tax rates, tax laws, treaties in an adverse manner may affect the overall tax efficiency of ArcelorMittal and may result in significant additional taxes becoming payable and
adversely effect on the Company’s financial condition, results of operations, cash flows, liquidity and ability to pay dividends.
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
ArcelorMittal’s business strategy has been developed partly on the assumption that this modernization, restructuring and
upgrading of the business climate and physical infrastructure will continue, but this cannot be guaranteed. In particular, certain of these markets have experienced or are experiencing particularly difficult operating conditions. Many emerging markets are also at risk of economic crises (be it external debt, currency,
domestic corporate, household or public debt crises) usually brought on by an economic or political shock which can
exacerbate existing domestic structural imbalances. For
example, crises in Argentina and Turkey have had negative
impacts on the Company's core markets in Brazil and the EU,
respectively. Any slowdown in the development of these
economies could have a material adverse effect on
ArcelorMittal’s business, financial condition, results of
operations or prospects, as could insufficient investment by government agencies or the private sector in physical
infrastructure. For example, the failure of a country to develop reliable electricity and natural gas supplies and networks, and any resulting shortages or rationing, could lead to disruptions in
ArcelorMittal’s production.
Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally controlled command economies to market-oriented
systems or from authoritarian regimes to democratically elected governments and vice-versa. Political, economic and legal
reforms necessary to complete such transformation may not
progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in
governmental policies. The prospect of further unrest and
resulting political or economic destabilization cannot be ruled out. Furthermore, certain of ArcelorMittal’s operations are also located in areas where acute drug-related violence (including executions and kidnappings of non-gang civilians) occurs and the largest drug cartels operate, such as the states of
Michoacán, Sinaloa and Sonora in Mexico.
Furthermore, ArcelorMittal’s operations in certain countries may be affected by military conflicts, such as in Ukraine. Any of these developments could have a material adverse effect on
ArcelorMittal’s business, financial condition, results of
operations or prospects and its ability to continue to do business in these countries.
Moreover, the legal systems in some of the countries in which
ArcelorMittal operates remain less than fully developed,
particularly with respect to the independence of the judiciary, property rights, the protection of foreign investment and
bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries. ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates because, among other reasons, those
countries may not be parties to treaties that recognize the
mutual enforcement of court judgments. Assets in certain
countries where ArcelorMittal operates could also be at risk of expropriation or nationalization. In addition, the Venezuelan government has implemented a number of selective
nationalizations of companies operating in the country to date.
Although ArcelorMittal believes that the long-term growth

Management report
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
ArcelorMittal’s governance and compliance processes, which
include the review of internal controls over financial reporting as well as a Code of Business Conduct and other rules and
protocols for the conduct of business, may not prevent breaches of laws and regulations or internal policies relating to
compliance matters at ArcelorMittal or its subsidiaries, as well as to instances of non-compliant behavior by its employees,
contractors or other agents. Any material weakness in internal control over financial reporting (including as identified by the
Company as of December 31, 2023 see “Additional Information
—Management’s report on internal control over financial
reporting") could reduce confidence in the Company's published information, impact access to capital markets or the trading price of its securities. The risk of non-compliance is also present at ArcelorMittal’s joint ventures and associates where
ArcelorMittal has a non-controlling stake and does not control governance practices or accounting and reporting procedures.
Furthermore, ArcelorMittal is subject to evolving laws,
regulations, policies, and international accords relating to matters beyond its core operations, including environmental
sustainability, climate change, human capital, and employment matters. Some of these have recently come under increasing
scrutiny. For example, in January 2025, President Trump signed a number of Executive Orders focused on diversity, equity and inclusion (“DEI”), which indicate continued scrutiny of DEI
initiatives and potential related investigations of certain private entities with respect to DEI initiatives, including publicly traded companies. If ArcelorMittal does not successfully manage
expectations across varied stakeholder interests, it could erode stakeholder trust and impact its reputation. Such scrutiny could also expose ArcelorMittal to the risk of litigation, investigations and enforcement actions or challenges, including by U.S.
federal or state authorities, or result in reputational harm.
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

Management report
securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in this annual report.
Risk management process
Management is responsible for internal control in the Company and has implemented on an ongoing basis a robust short,
medium and long-term risk – including ESG-related risks –
management and control system, which is designed to ensure
its business is focused on achieving its objectives and that significant risks are identified and mitigated. The system is also designed to ensure compliance with relevant laws and
regulations.
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
The Company uses a risk management framework based on a
blend of a COSO (the Committee of Sponsoring Organizations
of the Treadway Commission) 2013, ISO 31000 and an in-house
model. Sites assess risks, including ESG and climate related risks, by assigning them a probability of occurrence, potential financial impact and/or non-financial consequences. Global
trends, and the risks and opportunities identified as arising from them, are used to inform the Company’s strategic outlook and planning.
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

Management report
regarding the Company's cybersecurity risk management and
strategy, see "Cybersecurity" below.
Regarding risks relating to changes in the regulatory
environment and business ethics, the Legal, Compliance &
Company Secretary Department ("LCCSD") reporting to the
Chief Financial Officer establishes the Company's legal policy. It provides effective advice to assist in identification and
monitoring of legal, regulatory and governance risks. The
LCCSD is supported by regional and segment general counsels
located across the business, who are further supported by unit or country general counsels. The Compliance structure is
headed by Group Compliance and the Data Protection Officer
who report to the Group General Counsel. The Group
Compliance and Data Protection Officer is supported by a
Corporate Compliance team and a Group-wide compliance
network.
Internal control procedures
ArcelorMittal's internal control framework is based on the COSO
2013. It includes the following five components: control
environment, risk assessment, control activity, information and communication and monitoring activities.
ArcelorMittal's internal controls aim to provide reasonable
assurance but not absolute assurance because of the inherent limitations around effectiveness and efficiency of business
operations, reliability of financial information, compliance with laws and regulations and compliance with policies and
procedures. The organization of ArcelorMittal's internal control is aligned with group organization following which corporate
functions, business segments and operational entities are
directly accountable for establishing and maintaining effective and adequate internal controls and procedures that conform to the regulatory framework. The principles of control fit into the framework of the rules of corporate governance. In particular, these rules task the Audit & Risk Committee with monitoring the effectiveness of the internal control and risk management
systems and of the internal audit, particularly as regards the procedures for preparing and dealing with accounting, financial and non-financial reporting.
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
ArcelorMittal has defined responsibilities that cover the three dimensions of internal control: operational management, which is responsible for implementing internal control, support
functions such as Finance, Legal, Treasury or Human
Resources, Health & Safety and Sustainability & Environment
which prescribe the internal control systems, verify their
implementation and effectiveness and assist operational
employees, and Global Assurance who, through their audit
reports, provide recommendations to improve the effectiveness of the systems.
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

Management report
Cybersecurity
Risk management and strategy
The Group Chief Information Security Officer and Head of Cyber
Strategy (“CISO”) follows the Group risk management program
as defined by the Global Assurance team in the management of risks relating to the security of information systems. For further information on the Global Assurance team, see “Corporate
governance—Sustainability committee—Global Assurance”. The
Group CISO is an experienced information technology and
operation technology executive. He is a leading international chief information officer with proven expertise in cyber security, digital transformation, IT integration and business enablement.
He joined ArcelorMittal in 2024 from a leading transportation /
logistics company where he served as their IT senior vice
president and international CIO from 2017. He holds an MBA in international management from the Thunderbird School of
Global Management, Glendale, Arizona, USA, and a Bachelor of
Engineering in electronics and communication from the National
Institute of Technology, Trichy, India.
On a quarterly basis, the Group CISO provides a cybersecurity risk report to the Group Finance Risk Committee, headed by the
Group CFO, based on risks identified at the segment level,
which in turn reports to and assists the Board of Directors in fulfilling its oversight responsibilities with respect to legal and regulatory requirements, including cybersecurity. Risks identified in the report are considered potential risks that may affect all functions and departments across the Group. The office of the
CISO has identified the following four key risk areas:
1.Large-scale cyber-attacks or malware causing
economic damage and/or reputational harm to
ArcelorMittal.
2.Dependency risks and increased vulnerability to
outages of critical systems (applications or
infrastructure) causing significant disruption to
ArcelorMittal.
3.Adverse consequences of technological advances
such as Artificial Intelligence (“AI”), cloud-based
programs or systems, Internet of Things (“IoT”) and
Blockchain, which may cause harm to ArcelorMittal.
4.Wrongful exploitation of personal information causing
regulatory liabilities (e.g., GDPR or similar laws) or of
business data causing contractual or other legal
liabilities (e.g., relating to IP, R&D or customers) that
would have significant negative impacts on
ArcelorMittal.
As part of the risk management process, the Group’s local IT teams, segment CIOs and segment CISOs also identify local
cyber risks and report to the Group Finance Risk Committee.
The office of the CISO defines policies and procedures related to cyber and information security as well as to permissible and secure uses of cloud, operational technology (“OT”) and IoT
within the Company. ArcelorMittal follows the National Institute of Standards and Technology Cybersecurity Framework ("NIST
CSF"). The Group’s cybersecurity policies focus on protecting information systems against disclosure to unauthorized users
(confidentiality), improper modification (integrity) and non-
access when required (availability). These polices are
implemented across the Group and tracked and reported on a
quarterly basis. Additionally, the Company has in place a global incident and crisis process with special procedures for
ransomware and data privacy (e.g., to increase protection and address breaches). Most Group entities undergo periodic
security penetration testing exercises led by the Group CIO/
CISO team or external third parties throughout the year. Global
Assurance as part of risk based approach also conducts
penetration tests independently.
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
and Disaster Recovery, and Software Security. Additionally,
Global Assurance, as part of its risk based approach, performs cyber audits and penetration tests (as part of the annual plan).
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

Management report
3.Active Directory security posture
4.Cloud Security cyber score and framework adoption
5.Ransomware Exploitable Vulnerability remediation
status
6.Externally Facing Web Application Vulnerability levels
7.Cyber Awareness Education and Training
8.OS Level and Patching posture
9.Mobile security compliance
10.Security Baselines (IT and OT) quarterly assessments
11.Expired user account risk
12.Cyber attack simulation effectiveness
Cybersecurity Related Events in 2024
In 2024, ArcelorMittal did not experience any cyber-attacks, cybersecurity threats or other information security incidents that materially affected or were reasonably likely to materially affect the Company’s business strategy, results of operations or
financial condition. See "Risk factors and control—
ArcelorMittal’s reputation and business could be materially
harmed as a result of data breaches, data theft, unauthorized access or successful hacking”.
Governance
ArcelorMittal has implemented a distributed organizational
model. At the Group level, the Group CISO defines the global cybersecurity strategy and roadmap.
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
Every cybersecurity occurrence or threat that rises to a specific level defined in the Cybersecurity Procedures is reviewed in the various security councils set out below and communicated to the appropriate committees as defined in the Cybersecurity
Procedures. Any such cyber incident is promptly reported by the
Group CISO to (a) the Global Ransomware Crisis Committee
and (b) the Group CFO and Disclosure Committee for decision-
making regarding external communication to regulators or
investors.
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
•the IT Security Council and OT Security Council operating
across the Group and comprising security leads from each
segment for their respective areas (IT or OT), as well as
from Global Assurance are used for purposes of
information sharing, feedback sessions for the CS
Leadership Group and sounding boards for new proposals
coming from CS or EC.

Management report
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
•Financial capability
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
All operations. ArcelorMittal strives to achieve best-in-class competitiveness. Operational excellence, including health and safety, the number one priority, is at the core of the Company's strategy in both steel and mining. The Company steadily
optimizes its asset base to ensure it is achieving high operating rates with its best assets. Its technical capabilities and the diversity of its portfolio of businesses underpin a strong
commitment to institutional learning and continuous
improvement through measures such as benchmarking and
best-practice sharing. Innovation in products and processes also plays an important role while supporting overall
competitiveness. In addition, ArcelorMittal continues to optimize its decarbonization pathway to ensure that the Company
remains competitive and achieves an appropriate return on the required investment.
Five key strategic enablers
Critical to implementing this strategy are five key enablers:
A clear license to operate. Many of ArcelorMittal's businesses are located in regions that are in the early stages of economic development. Practically all are resource-intensive. The
Company recognizes that it has an obligation to act responsibly towards all stakeholders. ArcelorMittal's commitment to
sustainability and safety is outlined below. See "Business
overview—Sustainable development". Sustainability and safety are core values that underline ArcelorMittal's efforts to be both the world’s safest steel and mining company and a responsible environmental steward.

Management report
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
The Company operates 14 research sites in 9 countries around the world. In 2024, ArcelorMittal’s R&D expense was $285
million (compared to $299 million and $286 million in 2023 and
2022, respectively). In addition, the Company capitalized $29 million of research and development expenses in 2024
(compared to $26 million in 2023).
In 2024, R&D launched 20 new products and solutions to
accelerate sustainable lifestyles, and 26 products and solutions to support sustainable construction, infrastructure and energy generation.
Among its R&D initiatives, in 2024, the Company undertook a
total of 145 Life Cycle Assessment ("LCA") studies related to steel products and the processes used to produce them, all
guided by the relevant standards.
For Automotive segment, ArcelorMittal continuously develops its
S-in motion® steel solution range, which helps in optimizing passive safety, production costs, and the carbon footprint of the
Company's solutions. AHSS products are among the most
affordable solutions on the market for both passengers and
battery protection. In 2024, new grades of steel were marketed, particularly under the MartInsite® brand. Due to their anti-
intrusion performance and fatigue resistance, these grades are particularly well-suited in terms of automotive safety standards which require high impact resistance.
ArcelorMittal Multi Part Integration® (MPI) concept was
developed to simplify the vehicle manufacturing process. The
Company launched several new projects in 2024 for OEMs,
after the initial success of MPI Door-Ring concepts in the U.S.
and China with both legacy and newcomer OEMs. In 2024, the
Company launched a global advertisement campaign to
promote MPI "The Power of Less".
The Company aims to deliver similar breakthrough advances in other sectors by creating differentiated products and unique engineering solutions. ArcelorMittal is fully involved in the development of solutions dedicated to the Global Energy
Transition. The Company has developed and patented
advanced steels for use in the renewable energy segment.
Notably, Magnelis® long lasting coating combined with Hyper®
high strength steels have become a material of choice for light weight solar mounting systems. In 2024, new lines started
production in India (AMNS India) and Brazil (ArcelorMittal Vega
Do Sul). Additionally, the Company is working on the
development of solutions suitable for the hydrogen economy,
electricity grids, carbon capture, storage & use and bioenergy.
Hymatch® steel offer was developed to provide steel grades
suitable for H2-linepipes.
The production of a complete range of low-CO2 steels allows for a reduction in carbon footprint by up to 65%. More than 50 new
XCarb® Recycled and Renewably Produced ("RRP") products
have been commercialized in 2024 and more than 200 other
new products are under development.
XCarb® RRP steels (flat, long, tubular, profiles, sandwich
panels) have been incorporated in Steligence® building
concepts. Steligence® is the holistic platform for environmentally friendly and cost-effective steel solutions for circular use (design for re-use), resilience with respect to exceptional events (floods and storms), as well as solutions for thermal retrofit or solar energy harvesting.
In process research, the focus remains on innovations in the following domains:
By-products and circular economy. In 2024, the Company
characterized the production of new steel routes by-products under different operational conditions to foresee the qualities and quantities of the new by-products mix. In 2024, LCA was

Management report
calculated to compare the use of slag to replace other materials.
As an example, Sidercal® is a slag-based steel by-product used in roads construction in the sub-base and as pavement.
Other circular economy initiatives include working on the use of mining tailings as a secondary raw material, either by finding marketable solutions or generating valuable products to be used in-house and in construction.
Progress against air pollution. In 2024, information of all studies and real data monitoring were analyzed, concluding that control measures implemented in the yards in Tubarão have been
effective in reducing dust emissions.
ArcelorMittal also has research activities focused on innovative gas cleaning technologies (Nitrogen Oxides (“NOx”), Sulphur
Oxides ("SOx")). In 2024, R&D tests proved significant NOx
emissions reduction (up to 50%) at a semi-industrial scale.
Progress in water management. ArcelorMittal is investigating solutions to reduce water vulnerability in some areas. In 2024,
R&D initiated a smart pilot plant in Tubarão (Brazil) to monitor basic water quality parameters with a collection of sensors
powered by solar energy. This pilot plant delivered promising results during the test phase during the year.
R&D continues supporting ArcelorMittal’s three decarbonization paths for primary activities: The Company's ongoing Volteron™
project is utilizing low temperature iron electrolysis, a first of its kind industrial scale pilot (which is running according to
schedule).
In 2024, the Company identified blast furnace decarbonization technologies including top gas recycling and potential CO2
storage to reach the expected CO2 decrease. The testing and
evaluation with actual BF gases of some carbon capture
technologies have been completed at pilot level.
In 2024, advanced models to optimize the energy efficiency of the reheating furnaces were industrialized, reducing energy
consumption by 5-10% per furnace. Overall, 23 furnaces at 19 different plants are already equipped with this model.
Process research and development for Products differentiation:
In electrical steels, R&D contributed to the strong progress in reliability and quality at the Company's Saint-Chély (France)
electrical steel plant while supporting the new investment in
Mardyck (France) Calvert (U.S.).
Mining Process Improvement: To assist with the decarbonization of the Group, the Mining segment and Global R&D are investing significantly in the decarbonization of pellets production. By reducing the temperature of pellets curing and changing the
specific binders used for the balling, and therefore modifying the pelletizing process, CO2 emissions from the mining business will be reduced.
In addition, Global R&D is de-risking all ArcelorMittal tailings facilities worldwide with the development of its own surveillance platform to monitor in real time the conditions and the impact on planned activities regarding safety.
In the digital area, ArcelorMittal invested early and significantly in automation systems, and for decades the Company has been
a pioneer in the introduction and use of artificial neural
networks. ArcelorMittal is currently fully committed to a total digital transformation and is progressively becoming a data-
driven company.
In 2024, in addition to various internal awards, Global R&D
received an important external recognition in the AI domain from
International Data Corporation – Future Enterprises Award
(Future of Operations) in North America due to an internally developed AI solution which maximizes throughput at AMNS
Calvert's slab yard. The plant sustainably manages the targeted increased volumes as slab yard is no longer a bottleneck. This award comes as a close collaboration with AM Calvert's
operations.
In 2024, the Company has continued with significant advances aligned with its digital plan and strategy, including the following highlights:
•ArcelorMittal patented new AI algorithms and their
applications.
•The Company's significantly mature AI-based product
development platform allows speeding up the development
of certain families of products and providing solutions to
develop new products.
•Internally developed AI algorithms show specific results in predictive maintenance of different types of critical
equipment. Global deployment is progressively being
realized.
•More traditional and globally deployed advanced process
models are being reworked incorporating new AI
algorithms.
•Several of the Company's expansion plans are thoroughly
modelled in advance combining AI and mathematical
optimization techniques to a very high level of sophistication allowing to have very accurate representation of the new
investment under many different business scenarios.
•AI-based Production Scheduling optimization continues to
remain a primary focus. R&D developed in-house solutions
that have outperformed solutions available in the market.
While the implementation of large-scale digital and industry 4.0 projects is challenging in a company of ArcelorMittal’s size, once implemented these projects bring major benefits and value
because of the Company’s scale and global footprint.

Management report
Sustainable development
Sustainability governance
The Company’s governance structure relating to sustainability is based around the following supervisory bodies:
The three Board of Directors Committees: Audit and Risk
Committee; Appointments, Remuneration and Corporate
Governance Committee ("ARCG Committee") and the
Sustainability Committee.
Management Committees and Panels: Management Committee,
Corporate Finance and Tax Committee ("CFTC"), Investment
Allocation Committee ("IAC"), Health and Safety Council,
Climate Change Panel, Sustainable Development Panel, and
Equality Panel.
The Board of Directors Committees
For a comprehensive description of the structure and
responsibilities of the Audit and Risk Committee, ARCG
Committee and the Sustainability Committee, please refer to
"Management and employees—Corporate governance—Board
of Directors committees".
Management Committees and Panels
Management Committee
The Management Committee comprises senior managers with
responsibility for various business divisions and functions in
ArcelorMittal. For more information see ArcelorMittal's Internet site at www.arcelormittal.com.
Corporate Finance and Tax Committee ("CFTC")
The CFTC defines the principles for the ArcelorMittal finance community and presents and supports financial and business
solutions for the ArcelorMittal Group by providing the expertise, excellence in execution and stability for continuous, sustainable and competitive development of the Group while developing and promoting its people. The responsibilities of the CFTC extend across all finance and tax activities in the Group and are not limited to corporate level activities only. The CFTC is chaired by the CFO and Executive Vice President, Mr. Genuino Christino,
and has main responsibilities covering treasury, funding,
taxation, accounting and performance management, SOX and
insurance.
Investment Allocations Committee ("IAC")
The IAC is chaired by Mr. Aditya Mittal, CEO of ArcelorMittal.
The IAC authorizes large capital expenditure projects, including those designed to deliver safety and environmental
improvements, carbon reductions, and reviews the carbon
footprint impact of all proposals. Committee members include the CFO and Executive Vice President, Mr. Genuino Christino;
Head of Corporate Business Optimization and Executive Vice
President, Mr. Brad Davey (Vice Chairman of IAC), Chief
Technology Officer ("CTO") and Vice President, Mr. Pinakin
Chaubal; and Head of Corporate Strategy and Vice President,
Mr. David Clarke.
Health and Safety Council
See below under Health and Safety section.
Climate Change Panel ("CCP")
The CCP discusses and coordinates ArcelorMittal’s approach
and response to climate change. The CCP is chaired by Mrs.
Nicola Davidson, Vice President, Head of Communications and
Sustainable Development, and a member of the Group
Management Committee. The panel consists of senior
managers from relevant corporate functions and key operations across the Group. It guides engagement and advocacy with
external stakeholders on climate change and decarbonization
and supports the business in understanding the risks and
opportunities associated with the transition to a low carbon economy. The CCP meets on a nominally quarterly basis. Key
issues identified by the CCP are raised with the Executive Office and recommended topics are brought forward for discussion
and action with the Group Management Committee.
Sustainable Development Panel ("SDP")
The purpose of the SDP is to discuss and coordinate the
Company's approach to environmental and social issues. It
consists of senior managers from relevant corporate functions and key operations across the Group. It guides engagement on issues relating to material environmental and social issues, stakeholder engagement, compliance and performance on
environmental (non-climate), human rights and social
performance issues. The SDP meets on a nominally quarterly
basis. The Panel is chaired by Mr. James Streater, General
Manager, Sustainable Development.
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

Management report

9	A pipeline of talented scientists and engineers for tomorrow
10	ArcelorMittal’s contribution to society measured, shared and valued
Materiality
The starting point for the Company’s sustainability reporting and planning is to assess the issues that are most material in their impacts for external and internal stakeholders, against the
issues seen by the Company as having the most actual or
potential impact on its business and value. Further, the
Company also assesses material topics from a financial
perspective. This allows the Company to identify priority issues to address and those that are increasing or decreasing in
importance. It provides the basis for the Company's
sustainability planning and programs including investment
decisions, and serves as a benchmark to assess progress.
The Company's most material topics are:
•Safety
•Climate
•People (including equal opportunities and non-
discrimination)
•Air, water, land, biodiversity and ecosystems
•Communities
•Value chains that the Company's stakeholders trust
•Business conduct
Reporting
The Company is committed to reporting on its governance,
strategy, risks and performance relating to each of its material issues in its key publications including Annual reports, Climate
Action Reports and Sustainability Report.
In 2024, the Company has continued to assess the resilience of the business against different transition and physical climate scenarios and consider the relevant financial implications to inform its strategy and manage its risk exposure.
In 2024, alongside making disclosures to the Carbon Disclosure
Project ("CDP") on climate change and water, and conducting
numerous customer surveys and investor engagement, the
Company published several country-specific sustainability
reports as required by its subsidiaries operating in various jurisdictions.
The Company periodically publishes the results of its
engagements through its climate advocacy and policy alignment reports on ArcelorMittal’s website.
The Company also released its Report on Payments to
Governments in Respect of Extractive Activities for the year ended December 31, 2023.
The Company publishes a special disclosure report in
compliance with the US Dodd Frank Act Section 1502 and has
been working to meet the requirements of the EU's conflict
minerals regulation.
Health and Safety
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human Health and
Safety ("H&S"). As these laws and regulations in the United
States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established
H&S guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance
with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level, checks are made through a 3-line of assurance model. ArcelorMittal has a clear and strong H&S Management System, that includes
specific policy, standards and life-saving golden rules, aimed at reducing on a continuing basis the severity and frequency of accidents; through its Group H&S Council ("GHSC"), the
Company reinforces the penetration of the safety culture in the
Company. The effective policy outlines the commitment
ArcelorMittal has made to the H&S of all employees and
reinforces the accountability of the local management and
encourages the continuous improvement in H&S performance at
unit level, which permits the GHSC to define and track
performance targets and monitor results from every business
unit and site.
Safety governance
ArcelorMittal business units CEOs are accountable for the
segment/unit H&S performance. Business unit CEOs and local
safety departments integrate safety into the business strategy, manage and implement the Group's best practice procedures
and standards at the local level. Further, ArcelorMittal business units solicit external expertise and resources in closing any gaps in improving the safety performance.
The Head of Corporate H&S, who is also a member of the
Group Management Committee, reports to the Executive Vice
President, Head of Corporate Business Optimization, who in
turn reports to the CEO of ArcelorMittal. The corporate H&S
team develops, maintains and promotes the Group H&S
strategy, management system and defines and tracks safety
KPIs, monitoring results from every business unit and site.
ArcelorMittal has an established Group H&S policy and
standards that each of its business units and sites are required to comply. Key elements of the policy include:
•All fatalities and work-related illness can and must be
prevented; H&S always comes first in all decisions and
actions at all levels of the Group.

Management report
•Enhanced emphasis on management’s role while
recognizing and reinforcing that all employees need to be
actively involved in H&S management. Making it clear that
working safely is a condition of employment for everyone at
ArcelorMittal.
•Explicitly stating that everyone is empowered to act and
stop work if they see a situation which they deem to be
unsafe.
•Stressing the need to report and analyze all incidents, so
that employees and management learn from them across
the Company.
•Highlighting the role effective management systems and
sharing of best practices has in driving continuous
improvements.
Further oversight of safety performance is provided by the
GHSC which is chaired by the Head of Corporate H&S. This
committee provides governance, oversight, alignment of H&S
initiatives and ensures best practice is shared across all
segments.
In June 2022, the executive Short-Term Incentive Plan ("STIP")
was linked to the frequency of proactive Potential Serious Injury and Fatality events ("PSIFs") rates with a fatality frequency rate circuit breaker. The proportion of bonuses linked under this scheme to safety was increased from 10% to 15% in 2021.
Safety performance also represents 10% of the Long-Term
Incentive Plan.
ArcelorMittal dss+ workplace safety audit
In October 2024, the Group published the recommendations of
the comprehensive dss+ safety audit that was commissioned at the end of 2023.
The audit, which was ongoing for nine months across all
geographies, functions and levels of the organization, had three main scopes:
•Fatality prevention standards for the three main
occupational risks leading to serious injuries and fatalities
(work at heights, vehicle driving ad energy isolation);
•Process Safety Management ("PSM") focused on the
highest risk assets; and
•In-depth assessment of H&S systems, processes and
capabilities; governance and assurance processes; and
data management
It was a comprehensive audit with dss+ having unprecedented
access across the Group from the Board to the shop floor.
Specifically, 155 sites (including joint ventures), were audited for the FPS compliance and 14 highest risk assets were audit for the PSM. For the H&S management systems and governance
and assurance reviews, more than 280 employees including the
Board of Directors, senior and middle management, H&S
personnel, and contract employees were interviewed. Further, the auditors attended more than 60 management and H&S
meetings; and conducted more than 80 focus group sessions
with shop floor employees (union and non-union), supervisors and middle management.
dss+ presented its recommendations to the Company’s Board of
Directors, the Executive Office and the Group Management
Committee. Overall, while there are areas of excellence in the
Group, variability in performance exists which must be
addressed by initiatives that fast-track the strengthening of “one safety culture,” underpinned by enhanced governance and
assurance across all operations.
The recommendations were focused on six main areas:
1Improving the identification and understanding of
operational risk exposure: Strengthening the identification
and understanding of operational risk exposure by
enhancing the governance framework to better identify and
understand operational risk exposures and building on the
existing fatality prevention standards to upgrade the “Plan
Do Check Act” (PDCA) cycle, supported by additional
governance practices (e.g., additional leading indicators
and enhanced risk-management routines).
2Strengthening the existing health & safety assurance
model: Strengthening the assurance model with three-lines
of assurance, and operationalizing the model through
regular assurance reviews.
3Continuing to embed safety values, mindsets and behaviors
to strengthen the “one safety culture”: On-the-ground
coaching and mentorship programs for all leaders (involving
more than 10,000 people) to reinforce the existing safety
training programs.
4Improving contractor safety management standards:
Standardizing and improving each contractor safety
management element (e.g., contractor selection,
evaluation, onboarding, execution and post-performance
review) across all contractor cohorts (embedded and
projects contractors) to bring any lagging contractor safety performance up to ArcelorMittal’s standard requirements.
5Adopting industry best practices for PSM: Developing and
implementing a common PSM framework and
accompanying standards that further incorporates best
practices in all relevant PSM elements while ensuring
alignment with relevant management systems (e.g.,
operations and maintenance) to improve controls
effectiveness and mitigate process safety-related risk.
6Integrating H&S elements into supporting business
processes: Further integrating supporting business
processes into H&S with a focus on four processes: a)

Management report
further integrate safety elements into all parts of the
employee life cycle encompassing selection, onboarding,
development and promotion; b) consistently rewarding and
recognizing good performance and achievements, and
increase consequences for not following processes and
rules, e.g. consequence management; c) further enhance
the identification of critical safety investments to support risk reduction efforts; and d) strengthening safety
management practices throughout capital projects life cycle, from design, engineering, procurement, and contracting, to
construction and start-up, including governance and
assurance framework.
Business specific plans have been developed to implement the recommendations of the dss+ safety audit and to be
incorporated into the five-year planning cycle. Key highlights of the progress to date include:
•The new Process Safety Framework has now been
launched with a first wave of 12 assets.
•The H&S assurance model has been strengthened, with
three lines of assurance across all business units, to
provide more comprehensive oversight starting in the first
quarter of 2025. The third line will directly report to the
Board Audit and Risk Committee.
•Progress in the development of ‘One Safety Culture’ across
the Group will be measured in June 2025.
•Consequence management standards are becoming
stronger across the Group as a result of the Company's
‘Just and Fair Expectations’ rolled out in January 2025.
Furthermore, the Company is tracking and auditing the
compliance of local policies mirroring these expectations. It also continues to strengthen the health and safety focus in
all its human resource processes and practices.
Performance in 2024
In 2024, there were 13 fatalities in 13 events, of which 6 were
ArcelorMittal employees and seven were contractors. The
Company fatality frequency rate ("FFR") was 0.03; and Lost
Time Injury Frequency Rate ("LTIFR") was 0.70.
The Company has not delivered the progress on safety for
which it had hoped in 2024. The whole Company is working
hard on the dss+ audit recommendations and it is now moving
from the planning phase to full implementation in 2025. This combined with swift action taken by business unit CEOs where issues are identified will support the Company in its journey to zero fatalities.
6 of the 13 fatalities were in the EU region which comprises
Europe Flat Products, Europe Long Products and the European
operations of Sustainable Solutions. Within the EU region, the
Europe Flat Products operations were fatality-free for the first time in 2024 while the Europe Long Products operations had 4 fatalities after a period of two years with no fatalities.
The fatalities within Europe Long Products have led to
immediate action taken across this part of the business. All site
CEOs stepped back from operational role duties for a period of four weeks to focus 100% of their time on safety at their site, led by the ArcelorMittal Europe Long Products CEO, who decided to take on the additional role of Head of H&S, which continues
today. During this period, all site CEOs were required to put together and publish a Workplace Safety Assessment roadmap
with clear actions and accountabilities. This four-week period, culminated in all site CEOs and H&S heads attending a two day seminar to present their roadmap (which incorporates the dss+
recommendations) and share best practices. The roadmaps are
now in execution mode and are tracked on a bi-weekly basis
with every site by the ArcelorMittal Europe Long Products CEO.
ArcelorMittal continues working harder towards its zero fatality goal and has already seen some encouraging signs that the
leading indicators are starting to move in the right direction across the Group. The proactive PSIFs rate is now starting to stabilize at between 16.5 and 17. This demonstrates the
maturity of this measure and emphasizes the improvement seen in the safety processes and culture. Furthermore, ArcelorMittal employees were certified on the Life Saving Golden Rules in
2024. The certification is designed to raise awareness of the importance of these rules and will be rolled out to regular
contractors during the first half of 2025.

For the year ended December 31	LTIFR 2024	LTIFR 2023*	Fatalities 2024	Fatalities 2023*	PSIFs 2024	PSIFs 2023*
North America	0.27	0.22	1	1	14.88	15.76
Brazil	0.21	0.26	2	0	21.95	22.02
Europe	1.34	1.46	4	2	19.20	14.70
Sustainable Solutions	1.01	0.78	2	0	14.71	14.43
Mining	0.18	0.10	1	0	9.17	13.17
Others	0.81	1.39	3	58	11.31	18.78
TOTAL	0.70	0.92	13	61	16.89	16.64
*Prior period figures have been revised retrospectively in accordance with the new segment structure applicable at January 1, 2024.

Management report
Climate change and decarbonization
Along with safety, climate change is a top material sustainability issue for ArcelorMittal. Since 2018, total absolute emissions of the Company’s operations have reduced by 86 million tonnes
CO2 (approximately 46%), primarily due to footprint and asset optimization of some of ArcelorMittal's most CO2 intensive
capacity. In 2024, EAFs comprised 25% of the Group’s global
production, as compared with 19% in 2018.
ArcelorMittal’s progress and activities related to decarbonization have been across four key areas:
•Disciplined, competitive decarbonization capital
expenditures
•Securing the resources for the transition
•Fostering the development of a supportive environment
for decarbonization, and
•Enabling the transition of key sectors.
The Company remains committed to achieving net-zero by
2050. Given the recent announcements made by the Company
regarding its decarbonization plans in Europe, the 2030 intensity targets are under review and will be set out in the forthcoming
Climate Action Report 3.
Disciplined and competitive decarbonization
ArcelorMittal’s previously announced decarbonization
investments in Europe are progressing at a slower pace than
initially envisioned. The previously announced intention to
replace several blast furnaces with lower carbon emissions
“hydrogen ready” DRI-EAF facilities was premised on a
favorable combination of policy, technology and market
developments that would help offset the significantly higher capital and operating costs involved. Progress so far has been insufficient to support the investment case. The Company
expects several important developments in 2025, including the scheduled review of the CBAM, an anticipated review of the
steel safeguards (necessary to protect the industry from unfair trade resulting from China’s excess capacity), and the
publication of the Steel and Metals Action Plan amongst others.
The Company continues to optimize its decarbonization plans, focused on achieving an acceptable return on the capital to be invested. Whilst the Company awaits more support and policy
progress in Europe, it is continuing with engineering work, as well as analyzing a phased approach that would first start with constructing EAFs, which can also be fed with scrap steel to significantly reduce emissions.
The Company has three announced EAF projects that are
already progressing in Gijón (Spain) (see "Introduction—
Sustainable developments highlights"), Sestao (Spain) and at its joint venture AMNS Calvert (USA), the latter which is now
commissioning. Overall, ArcelorMittal has invested $1 billion decarbonization capital expenditures since 2018, mainly in EAF investments, DRI/EAF engineering studies and CCUS pilots.
Gijón, Spain
ArcelorMittal has started the construction of an EAF for long products at its Gijón plant, which is expected to produce its first heat in the first quarter of 2026. This investment of €213 million will be the first major EAF project to be implemented within the
Company’s decarbonization program in Europe and will
constitute the first step towards low-carbon emissions
steelmaking in Asturias. See "Introduction— Sustainable
developments highlights".
Sestao, Spain
Sestao is in an advantageous position as very few producers in
Europe are capable of producing low-carbon emission flat steel via the EAF route today. There has been good progress with the
Company's efforts to increase production to 1.6 million tonnes by 2026 at its flat products plant in Sestao where it has two
EAFs. Once complete, much of this production will be  XCarb®
RRP low-carbon emissions steel.
Sestao is also Europe’s first Compact Strip Production ("CSP")
mill line that combines continuous casting, heating and rolling of slabs, and the plant can produce steel from melting start to coiling finish in approximately 3 hours. This type of plant
benefits from energy saving compared to conventional
production, due to its simplified and shortened production cycle minimizing reheating needs.
AMNS Calvert, USA
The joint venture has invested in a new 1.5 million-tonnes EAF, see "Properties and capital expenditures—Capital
expenditures".
Securing the resources for the transition
ArcelorMittal has been investing in key resources to support the decarbonization of the Group including renewables and high
quality metallics.
Access to clean electricity
Grid decarbonization in countries where the Company operates has helped its CO2 footprint over the past few years, especially in countries with high renewable penetration (for example Spain,
France and Canada), although the overall impact has been
limited. As countries continue to accelerate clean energy
deployment and build the additional grid infrastructure needed as part of their climate goals, further progress is expected.
The Company is also investing in secure access to renewable
energy by developing its own renewable energy projects, in
regions where competitive projects can be developed due to the high quality of natural resources and enabling conditions in place (grid infrastructure, supporting policies, etc.). Currently, the Company has a 2.1GW renewable energy portfolio:

Management report
AM Green Energy
The Company is investing in developing renewable projects that will help with the decarbonization of AMNS India. A $0.7 billion investment in the 1 GW renewable energy project launched in
2022 by ArcelorMittal. The project integrates solar and wind power generation, coupled with energy storage solution through a co-located pumped hydro storage plant, which helps to
overcome the intermittent nature of wind and solar power
generation. The project is owned and funded by ArcelorMittal.
AMNS India entered into a 25 year off-take agreement with
ArcelorMittal to purchase renewable electricity annually from the project, resulting in over 20% of the electricity requirement at
AMNS India’s Hazira plant coming from renewable sources,
reducing carbon emissions by approximately 1.5 million tonnes per year. 100% of the solar modules and 96% of the wind
turbines have already been installed. The project has begun
commissioning in a phased manner and has started supply of
renewable power to AMNS India. The Company is studying
various options to develop subsequent phases to further
increase renewable electricity capacity in India. See "Properties and capital expenditures—Capital expenditures".
ArcelorMittal Argentina
In Argentina, ArcelorMittal has developed a partnership with
PCR for a 130MW solar and wind capacity project, which is
already operational and supplies over 30% of ArcelorMittal’s local electricity requirements, and a 180 MW wind project to be completed by 2027 with a total investment of $255 million.
ArcelorMittal Brazil
In 2024, in addition to the joint venture agreement with Casa dos Ventos signed in 2023 for the development of a 554MW
capacity wind power project (see "Properties and capital
expenditures— Investments in joint ventures"), ArcelorMittal
Brazil signed contracts for the development of two solar energy projects with a combined capacity of 465MW, equivalent to 14%
of its current electricity requirements see  "Introduction—
Sustainable developments highlights".
Securing metallics input
The main challenge when it comes to raw materials for low
carbon emissions steelmaking (high-quality iron ore for DRI
production or high-quality scrap, both to be used as input in
EAFs) is their availability. The first (high-quality iron ore)
represents only about 4% of global iron ore supply and scrap is a scarce resource in many regions. Accordingly, the key actions the Company is taking in this area are focused on securing and diversifying the supply of high-quality raw materials by
expanding existing operations and acquiring new businesses.
AMMC
In 2021, the Company announced that a CAD$205 million
investment, supported by the Quebec government, would
enable AMMC to convert its entire 10 million tonnes per year pellet production to DRI pellets. The project is in the
construction phase and is expected to be completed by the
second quarter of 2026. It is expected to become one of the
world’s largest producers of DRI pellets, the raw material
feedstock for iron-making in a DRI furnace. The project includes the implementation of a flotation system that is expected to enable a significant reduction of silica in the iron ore pellets, facilitating the production of very high-quality pellets. It is also expected to deliver a direct annual carbon emissions reduction of approximately 200,000 tonnes at AMMC’s Port-Cartier pellet plant, equivalent to over 20% of the pellet plant’s total annual carbon emissions.
ArcelorMittal Texas HBI
In 2022, the Company secured high-quality metallic feedstock and purchased a majority shareholding in a world-class HBI
plant in Texas (USA). The plant has a 2 million tonnes
production capacity. HBI is a high-quality feedstock made
through the direct reduction of iron ore which is used to produce high-quality steel grades in an EAF, but which can also be used in blast furnaces, resulting in lower coke consumption. The
facility is state-of-the-art, built with best-in-class technology and equipment supplied by MIDREX Technologies. Its coastal
location with access to a deep shipping channel allows for cost effective transportation. It also has the advantage of unused land that provides options for further development for additional
HBI capacity.
Increasing access to high quality scrap
ArcelorMittal is already one of the biggest recyclers of steel in the world, recycling around 19 million tonnes of scrap every year.
As part of the Sustainable Solutions segment, the recycling
business oversees the acquisition and processing of scrap,
supplying recycled steel to ArcelorMittal’s EAFs and offering closed loop model to customers. In 2022 and 2023, the
Company acquired three recycling business: John Lawrie
Metals, Alba International Recycling, and Riwald Recycling with a processing capacity of almost 1 million tonnes of scrap steel.
Investing in innovative and breakthrough technologies
The Company is already operating several commercial-scale
projects to test and prove a range of CCUS technologies and is also partnering with different stakeholders in the value chain to overcome challenges to deploy these solutions at scale.
CCS Carbon Hub in Ghent, Belgium
ArcelorMittal started a feasibility study for the Ghent Carbon
Hub project in partnership with North Sea Port and energy
infrastructure group Fluxys. The Ghent Carbon Hub will be an open-access hub to transport and liquefy CO2 from emitters,
provide buffer storage and load the CO2 onto ships for onward permanent storage. The project should have the capacity to
process 6 million tonnes of CO2 per year – equivalent to around
15% of Belgium’s industrial CO2 emissions. North Sea Port, a 60

Management report
kilometer-long cross border port in Belgium and the
Netherlands, is home to a cluster of energy intensive industries with a significant CO2 footprint. In late 2022, the project was awarded a €9.6 million grant from the EU Commission’s
Connecting Europe Facility for Energy (CEF-E) funding
program.
MHI carbon capture plant: capturing and storing off-gases from the steelmaking process
Also in Ghent, the Company has partnered with Mitsubishi
Heavy Industries (MHI), BHP and Mitsubishi Development for a
pilot carbon capture project to test the capture of off-gases from the blast furnace at a rate of 300kg of CO2 per day in an initial phase, using MHI’s proprietary carbon capture technology. The project, which has been operational since May 2024, will also involve a second phase that involves testing the separation and capture of CO2 in hot strip mill off-gases (and potentially on
DRI).
3D DMX™: capturing and storing blast furnace waste gas for
transporting and storage in Dunkirk, France
In Dunkirk (France), a successful CCS pilot project has been completed, using low temperature heat to separate CO2 from
other blast furnace off-gases at a capture rate of 0.5 tonnes of
CO2 per hour. The project, which started in April 2023,
successfully achieved high capture rates.
Steelanol CCU plant
The Steelanol facility at ArcelorMittal's steel plant in Ghent
(Belgium) reached full operational capacity in November 2023 and is currently converting carbon-rich industrial emissions from its blast furnace into fuel-grade ethanol by using leading carbon recycling technology developed by LanzaTech. The produced
ethanol can be sold directly into fuel markets, or further purified or converted for use in a wide array of consumer products such as apparel, personal care, and packaging. In December 2024,
LanzaTech took title to the first barge shipment, which is purified and sold to LanzaTech’s CarbonSmart customers in fragrance
and home care markets.
The Company is also investing in technologies that can become a leading option for very low carbon emission steel production:
Direct electrolysis
ArcelorMittal is making progress in commercializing direct
electrolysis technology. In June 2023, ArcelorMittal and John
Cockerill announced plans to construct the world's first industrial scale low temperature iron electrolysis plant. The project is running according to schedule.
XCarb® innovation fund
The Company has continued its investments in innovative
breakthrough decarbonization technologies that hold strong
potential to decarbonize steelmaking operations. In July 2024, the Company announced the selection of three start-ups as the joint winners of its inaugural XCarb® India Accelerator Program focused on CCUS technologies and biochar production. In
September 2024, the Company announced the investment of $5
million in Utility Global, a company that has developed a
patented reactor which processes variable industrial process gases, without the use of electricity, into high-purity hydrogen and a concentrated CO2 stream that can be captured and
stored.
Fostering the development of a supportive environment
Due to the scale of transformation required in the global
economy to achieve net-zero, policy making has a critical role to play. The significant capital expenditure needed to transition to low carbon technologies, and their higher operating costs
especially in the EU, needs to be addressed by governments
through incentivization of markets and funding and economic
support. ArcelorMittal has actively engaged and continues to do so with governments, policy makers and related organizations and interest groups, to build the appropriate policies and
economic and social conditions to achieve the changes required in a commercially viable manner.
ArcelorMittal believes that it is crucial that the newly announced policy initiatives of the new European Commission in the
January 29, 2025 Competitiveness Compass Communication –
including but not only the Clean Industrial Deal and the Steel and Metals Action plan:
•Result in increased trade protection against massive global excess capacity and unfair competition and more robustly
enforced trade defence instruments
•Ensure a solution for competitiveness of EU exports, e.g.,
through an ETS rebate, ETS exemption or continuation of
free allowances for export volumes
•Considerably strengthen the CBAM to avoid carbon
leakage and circumvention by major redirection of low
carbon steel towards Europe without global emission
reduction (resource shuffling)
•Include access to sufficient affordable energy
•Include technology neutral simplified funding processes for large scale decarbonization investments
•Support the demand for low-carbon steel through low
carbon steel lead markets.
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

Management report
understood and that the approaches adopted are realistic and pragmatic.
The Company is focused on engaging with numerous other
important strategic initiatives that gather key stakeholders to identify the main challenges and requirements for the steel
sector’s transition. These include the Energy Transition
Commission (ETC), Industry Transition Accelerator (ITA), World
Business Council for Sustainable Development (WBCSD),
Organization for Economic Cooperation and Development
(OECD), World Trade Organization (WTO), World Steel
Association and ResponsibleSteelTM, amongst others.
Enabling the transition of key sectors.
Delivering low-carbon emissions steel solutions
In March 2021, the Company launched XCarb®, which at the
time was the only low-carbon emissions steel offering on the market. The two initial products were:
•XCarb® green steel certificates. These agglomerate
savings from interventions in the steelmaking process made
specifically to reduce carbon emissions such as capturing
coke-oven gas and re-injecting it into the blast furnace or
reducing coal use through natural gas injection in the blast furnace. The savings are then passed on to customers
alongside their physical steel purchases, enabling them to
report an equivalent reduction in their Scope 3 emissions.
•XCarb®RRP. This is a physical low-carbon emissions steel
product made in an EAF powered entirely by renewable
electricity, with high levels of recycled steel as the metallic input.
The Company continues to lead the market with sales of
XCarb® low-carbon emissions steel, which have a carbon
footprint of as low as 300kg per tonne of steel produced.
XCarb® sales increased from 0.2 million tonnes in 2023 to 0.4 million tonnes in 2024. The Sestao revamp project is expected to materially increase the Company’s ability to produce low-
carbon emissions flat products.
ArcelorMittal is also actively managing its product portfolio to ensure that it is well positioned to capture areas of growth, focusing on strategic higher value-added products. The
Company is increasing its portfolio of climate solutions
(electrical steels, renewables, insulation, sheet piles) to support customers in key sectors of the low carbon economy. Key
examples include:
•Hydrogen: On August 1, 2024, ArcelorMittal launched the
steel brand HyMatch® for hydrogen transport pipelines and
supporting the implementation of hydrogen infrastructure
globally
•Electric Vehicles: On February 6, 2025, ArcelorMittal
announced a project to construct an advanced
manufacturing facility in Calvert, Alabama see "Introduction
— Sustainable development highlights". This builds upon
the facility under construction in Mardyck (France) which
will produce 170,000 tonnes and the existing site in France
at Saint-Chely d'Apcher (80,000 tonnes)
•Low carbon emissions buildings: On May 31, 2024,
ArcelorMittal announced that it was adding to the existing
portfolio in lightweighting insulation panels through
acquisitions of Italpannelli’s Italian and Spanish businesses.
Combined, the two facilities operate seven production lines
with a capacity of thirteen million m2 of sandwich panels a
year.
These solutions build on those already available across the
group in low-carbon emissions buildings (e.g. Steligence brand), renewables (e.g. Magnelis® for solar) and flood protection
(EcoSheetPile™ Plus range).
The role of standards in driving demand for low-carbon
emissions steel
In line with its intention to lead developments in decarbonization,
ArcelorMittal published a concept for a low-carbon emissions steel standard in June 2022 to help incentivize the
decarbonization of steelmaking globally and support the creation of market demand for physical steel products which would be
classified as lower, and ultimately near-zero, carbon emissions steel. The concept involves:
•A dual scoring system which provides customers with a
LCA value alongside a rating system which measures a
company’s progress towards near-zero
•Incentivizing the decarbonization of both primary and
secondary steelmaking
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
These views concur with those of several credible independent bodies, including the Centre for Climate Aligned Finance, The
Energy Transitions Commission, The International Energy
Agency, which have all published proposals on this topic, and
ResponsibleSteel™, which has launched a certifiable standard.
The Company also endorsed the World Trade Organization’s
Steel Standards Principles that were launched at COP28.

Management report
Climate governance and risk management
Structures and decision-making
ArcelorMittal’s climate-related activity and progress continues to be overseen by a robust governance structure that includes an executive-level Climate Change Panel and Board-level
Sustainability Committee chaired by an independent non-
executive director. The Board also decided to link executive remuneration to the achievement of the Company's climate
objectives. Since 2021, decarbonization targets are part of the performance criteria for vesting of the performance share units in the long-term incentive plan.
In terms of investment decision-making, each major capital
expenditure project proposal is required to demonstrate its
carbon impact as part of the project review to the IAC. The IAC makes all necessary considerations to maximize the business’
chances of achieving its targets while ensuring each project is economically justifiable and earns its cost of capital. It is a crucial part of the Company’s strategy to manage risk and
deliver long-term growth.
Climate-related risks and opportunities
ArcelorMittal conducted an assessment to identify risks and
opportunities arising from the transition to a low-carbon
economy. The approach included examining key regions of
operation and offering a forward-looking review. It considered scenarios aligned with external reference scenarios as shown in the resilience analysis section.
The assessment of transition-related climate risks and
opportunities was conducted at a regional/country level and
categorized into various groups: policy and legal, technology, reputation, resilience, products, and market. The strategic
relevance for each risk and opportunity identified was
determined through a qualitative assessment, considering the potential impact to relevant financial indicators, like capital expenditures, operational expenditures, revenue, and access to capital. Where relevant, the impact on profitability or investment value was also considered.
The scenarios used to inform the identification and assessment of physical and transition risks were the following:

	1.5C scenario	<2C scenario	Business as usual	High Emissions
Temperature by 2100	1.5°C	Below 2°C	>2°C	>4°C
External reference scenarios	IEA NZE	IPCC SSP1-2.6, IEA APS/ SDS	SSP2-4.5 and IEA STEPS	IPCC SSP5-8.5
Description	•Holds warming to approximately 1.5°C, aligned with the Paris Agreement. •Steel demand by 2050 projected at 2 Gtonnes per year	•Assumes a strong global commitment to reducing GHG emissions, leading to low levels of warming •Steel demand by 2050 projected between 2.1 and 2.7 Gtonnes per year
•Assumes moderate
efforts to reduce GHG
emissions and balanced
outcome in terms of
socio-economic
development and climate
change impacts
•Steel demand by 2050
projected between 2.2
-2.7 Gtonnes per year
•Assumes GHG emissions continue to rise, leading to high levels of warming and significant climate change impacts
Used for physical risks assessment	No	Yes	Yes	Yes
Used for transition risks/ opportunities assessment	Yes	Yes	Yes	No
Used for target analysis and decarbonization plan	Yes	Yes	Yes	No
These scenarios were used to conduct screenings to qualitatively identify material climate-related risks and opportunities. Main results are summarized below:
Transition risks and opportunities
For the transition screening assessment, the Company used
three scenarios: 1.5°C, below 2°C and business as usual  to
stress-test the exposure to transition climate risks.
Material climate change related transition risks and
opportunities, are summarized below. The results are for 2030 under the 'below 2C' and the ‘1.5C’ scenarios, as these capture the most significant transition impacts:
•Regulatory and Policy related risks: see "Introduction—
Risk Factors and Control— Laws and regulations restricting
emissions of greenhouse gases could force ArcelorMittal to
incur increased capital and operating costs and could have
a material adverse effect on ArcelorMittal’s results of
operations, financial condition and reputation".
•Opportunities arising from enabling low-carbon transition in key sectors:  Low-carbon transition within the Company's
core customer sectors presents an opportunity to improve
and/or expand the product portfolios to meet customers'
requirements. Some example of this include electrical steel

Management report
for electric motors used to power battery electric vehicles;
plug in hybrid electric vehicles and hybrid vehicles; low-
carbon steel products; HyMatch® for hydrogen transport
pipelines and supporting the implementation of hydrogen
infrastructure. Refer to 'Enabling the transition of key
sectors' covered above.
Physical risks
ArcelorMittal conducted further analysis of its climate change related physical risks in 2024 to assess exposure of its assets to climate hazards. A total of 170 assets, including mining, iron and steelmaking, downstream processing, recycling, and forest
management sites, were covered. To conduct this assessment,
a third-party climate data analytics tool was used to analyze the exposure of assets to flood, extreme precipitation, heat, cold, fire, drought, wind, and hail related risks.
This analysis considered three IPCC scenarios and was based
at the asset-specific geospatial coordinate levels. Climate
hazards were evaluated over three-time horizons: short-term
(2025), medium-term (2030), and long-term (2050). The short-
and medium-term time horizons align with ArcelorMittal’s 5-year strategic planning, while the long-term horizon covers the
lifespan of most assets.
The three key risks identified included:
•Heat stress, concentrated primarily in the tropical and
subtropical regions where high temperatures are already
common and are likely to worsen (Mexico, Brazil, Liberia
and India). Heatwaves can also have a significant impact in
Europe.
•Flood exposure risk mainly concentrated in the Northern
Europe region, specifically in areas located in close
proximity to rivers or in coastal areas. Sites in Mexico,
Brazil, India and Europe have severe to high exposure to
precipitation, which also presents flooding risk.
•High water stress caused by a combination of high heat and
low precipitation primarily concentrated in the Northern
Europe, North America, Southern Africa and South Asia
regions.
Since this assessment, the Company has conducted segment-
level capacity building training exercise to increase awareness about the results of this assessment and the key principles to be considered for site-specific plans to reduce such risks.
Carbon performance (based on 2024 data)
In 2024, the Company’s adjusted group intensity KPI was 1.75 tonnes of CO2 emissions per tonne of crude steel ("tCO2e/tcs").
Significant reductions are only likely to be made with the
successful deployment of steelmaking and energy
transformation projects. In order to view the trend for CO2e intensity of steel only, the Company also reports the data for
2018, adjusted for structural changes to its portfolio to enable a like for like annual comparison. This shows a reduction of 5.4%
since 2018, from 1.85tCO2e/tcs to 1.75tCO2e/tcs. The Company saw a 5.0% improvement in 2024, down to 1.62tCO2e/tcs from
the 2018 baseline of 1.71tCO2e/tcs for its European adjusted
KPI – CO2e intensity of its steel operations (Scopes 1 and 2).
The adjusted absolute emissions that correspond to the
Company’s global target KPI (Scope 1 and 2, steel and mining)
decreased by 25% compared with 2018.
The following indicators are used to measure and monitor
ArcelorMittal's decarbonization progress:

Metric	Unit	Scope + perimeter	2018	2022	2023	2024	2018-2024 Reduction
Adjusted absolute CO2e footprint[1]	Million tonnes	ArcelorMittal Scope 1+2	136.3	106.2	98.5	101.9	25%
Adjusted absolute CO2e footprint[1]	Million tonnes	Europe Scope 1+2	67.6	54.5	48.4	51.5	24%
Adjusted Group CO2e intensity KPI[1] (steel and mining)	tCO2e/tonne of steel	ArcelorMittal Scope 1+2	1.85	1.82	1.78	1.75	5.4%
Adjusted Europe CO2e intensity KPI[1] (steel)	tCO2e/tonne of steel	Europe Scope 1+2	1.71	1.71	1.68	1.62	5.0%
CO2e intensity steel only[2]	tCO2e/tonne of steel	Steel Scope 1+2+ limited scope 3	2.09	1.98	1.96	1.87	10.7%
Adjusted CO2e intensity[1,2] steel only	tCO2e/tonne of steel	Steel Scope 1+2+ limited scope 3	1.95	1.88	1.86	1.87	4.3%
1.These figures have been retrospectively adjusted for structural changes to the ArcelorMittal portfolio in the previous 12 months, and reflect emissions and production for ArcelorMittal's site portfolio as at December 2024 to enable a like for like annual comparison.
2.This indicator includes limited upstream Scope 3 emissions  from purchased goods that a steelmaker would normally be expected to produce, such as coke, slabs, burnt lime in order to maintain a consistent system boundary and so a like for like comparison.
Ongoing focus on tailings dam safety
Tailings dam safety and structural integrity is a critical issue for all mining companies, in order to protect the safety of local communities and employees, and to protect the environment
from pollution and flooding. The Company has developed a
tailings governance framework based on the Mining Association of Canada (MAC), the Canadian Dam Association (CDA) and

Management report
the Global Industry Standard for Tailings Management (GISTM).
The aim is to ensure that all Group tailings facilities are
structurally sound and safe, with all efforts directed at
minimizing risk, including independent audits benchmarked
against these international guidelines.
ArcelorMittal manages a total of 27 tailings storage facilities
(“TSF”). These include conventional, paste, dry and in-pit
facilities. There are 15 active, 1 dormant, 4 in care and
maintenance, 3 in closure and 4 under construction facilities.  To ensure their ongoing safety, a formal assurance process is in place that includes internal and external audits. This is
supported by a continuous improvement program that reduces
the Company's risk of existing conventional operations by
promoting reduced moisture disposal methodologies (e.g. high-
density thickened tailings or filtered tailings where appropriate)
and proven new technologies (e.g. high-precision radar, InSAR satellite monitoring and remote instrumentation) to monitor
facilities globally in real time. The Company is assessing all its mining operations for transition in line with these principles and developing customized design solutions for non-conventional
tailings system management.
Tailings thickening steps have been implemented in assets in
Mexico, reduced moisture disposal methodologies in Brazil and
Canada, and further studies are ongoing across a range of
operations.
Products and markets
Product overview
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
•finished flat products such as plates, hot- and cold-
rolled coils and sheets, hot-dipped and electro-
galvanized coils and sheets, tinplate and color coated
coils and sheets;
•semi-finished long products such as blooms and billets;
•finished long products such as bars, wire-rods,
structural sections, rails, sheet piles and wire-products;
and
•seamless and welded pipes and tubes.
ArcelorMittal’s main mining products include iron ore lump,
fines, concentrate, pellets and sinter feed.
Steel-making process
Historically, primary steel producers have been divided into
“integrated” and “mini-mill” producers. Over the past few
decades, a third type of steel producer has emerged that
combines the strengths of both the integrated and the mini-mill processes. These producers are referred to as “integrated mini-
mill producers”.
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
Mini-mills
A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus
entirely replacing all of the steps up to and including the energy-
intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price
volatility in recent years, and the cost of electricity.
Integrated mini-mills
Integrated mini-mills are mini-mills that produce their own
metallic raw materials consisting of high-quality scrap
substitutes, such as DRI. Unlike most mini-mills, integrated mini-
mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as DRI, are derived from virgin iron ore, which has fewer impurities. The internal
production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over

Management report
traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which continues to be subject to price volatility. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap
substitutes such as DRI also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity DRI charge. Integrated mini-mills are substantially dependent upon iron ore which has been
characterized by price volatility in recent years (as described for integrated steel production above). In addition, because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas also than are mini-mills using scrap.
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
Slabs are typically between 200 millimeters and 250 millimeters thick.
Hot-rolled sheet. Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames,
wheels, and other unexposed parts in auto and truck bodies,
agricultural equipment, construction products, machinery,
tubing, pipe and guard rails. All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to typically between 2 millimeters and 25 millimeters, depending on the final product. Flat-rolled steel sheet that has been wound is referred to as “coiled”. Alternatively, hot-rolled sheet can be produced using the thin slab casting and rolling process, where the hot-
rolled sheet thickness produced can be less than one millimeter.
This process is generally used in a flat products mini-mill, but some integrated examples exist as well.
Cold-rolled sheet. Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel’s surface, and then
successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens
the steel and, when further processed through an annealing
furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in applications that demand higher surface quality or finish, such as exposed
automobile and appliance panels. As a result, the prices of cold-
rolled sheet are higher than the prices of hot-rolled sheet.
Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.
Coated sheet. Coated sheet is generally cold-rolled steel that has been coated with zinc, aluminum or a combination thereof to render it corrosion-resistant and to improve its paintability.
Hot-dipped galvanized, electro-galvanized and aluminized
products are types of coated sheet and in recent times hot
dipped coatings composed of zinc, magnesium and aluminum
have grown in popularity. These are also the highest value-
added sheet products because they require the greatest degree of processing and tend to have the strictest quality
requirements. Coated sheet is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, external structural applications as well as in certain packaging
applications, such as food containers.
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
Electrical steels. There are two principal types of electrical steel:
non-grain oriented fully processed steels and non-grain oriented semi-processed steels. Non-grain oriented fully processed
steels are iron-silicon alloys with varying silicon contents and have similar magnetic properties in all directions in the plane of the sheet. They are principally used for motors, generators, alternators, ballasts, small transformers and a variety of other electromagnetic applications. A wide range of products,
including a newly developed thin gauge material for high
frequency applications, are available. Non-grain oriented semi-
processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations.

Management report
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
Mining products
ArcelorMittal’s mining products correspond to iron ore which is also one of the main raw materials for steel operations.
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
ArcelorMittal believes that its portfolio of mining assets and long-
term supply contracts (see below "—Raw materials and
energy") can play an important role in preventing disruptions in the production process. (see “Operating and financial review—
Key factors affecting results of operations—Raw materials”).
ArcelorMittal sources significant portions of its iron ore needs from its own mines in Ukraine, Bosnia, Canada, Mexico, Liberia and Brazil. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with suppliers located near its
production facilities.

Management report
For further information on Mining segment iron ore production, see “Operating and financial review—Operating results”. For
further information on each of ArcelorMittal’s principal iron ore mining operations including total mining production of iron ore and coal, see “Properties and capital expenditures—Property, plant and equipment” and "Properties and capital expenditures
—Property, plant and equipment— Mineral reserves and
resources".
Markets
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
For the construction market, which represented 20% of the
Company's revenue in 2024, ArcelorMittal offers the most
complete range of grades and specifications of structural steel, façade, ceiling and floor systems, sheet piles solutions for foundations and underground car park systems, steel plumbing solutions and a complete portfolio of reinforcement products.
This includes rebar developed specifically for areas with high seismic activity, and steel fibers for tunnelling and other
infrastructure projects.
Automotive and mobility, which represented 17% of the
Company's revenue in 2024, offers a complete range of flat
steel products as follows:
•Drawing steels: ArcelorMittal’s range of non-alloyed mild
steels is designed for deep and extra-deep drawing
applications. Products formed from these cold-rolled steels
are used extensively in the automotive industry for both visible and structural parts.
•High-yield high strength steels ("HSS") including high-
strength, low-alloy ("HSLA") steels for cold forming which are noted for their low alloy content and ease of welding, Bake
hardening ("BH") steels that gain hardness during the paint
curing process, high strength Interstitial-free ("IF") steels for deep drawing applications and solid solution steels which
combine mechanical strength and drawability and make them
suitable for structural part.
•first generation AHSS: characterized by their high strength, the first generation of AHSS still has many applications in
today’s mobility solutions such as Dual phase ("DP") steels
which offer a good compromise between strength and
stampability, Transformation Induced Plasticity ("TRIP") steels suitable for complex structural and reinforcement parts,
complex phase steels for applications which require high
energy absorption capacity and fatigue strength and Hot
rolled ferrite-bainite steels that combine high strength with formability and stampability.
•third generation AHSS: such steels  have been specifically
developed for OEMs who utilize cold stamping and forming
technologies; they include Fortiform® range of ultra high
strength steels ("UHSS") for lightweight structural elements,
DH family of steels for safety parts which require impact
resistance and CH family of steels which are the new
generation of the Complex Phase grade. These grades are
particularly suitable for automotive safety which enhance
crash resistance.
•Martensitic steels which offer good formability, even at
extremely high strengths and makes them particularly useful
in anti-intrusion applications where they contribute to
lightweighting while enhancing safety.
•Press hardenable steels ("PHS") offer ultra high strength and the ability to be formed into complex shapes. This makes
them ideal for hot stamping processes and enables OEMs to
achieve excellent weight reductions across the vehicle.
ArcelorMittal's PHS offer includes Usibor® for critical parts where strength is key and Ductibor® for optimized ductility
and strength.

Management report
•Full range of coatings to protect steels for automotive
applications such as Alusi®, Extragal®, Ultragal®,
Galvannealed, Zagnelis® Protect, Zagnelis® Surface, Galfan,
Electrogalvanised, and Jetgal®.
•iCARe® which is ArcelorMittal’s range of electrical steels for
e-mobility and helps to increase the driving range of electric and hybrid vehicles. iCARe® steels also help to lightweight
motors and electrical systems in conventional internal
combustion engine ("ICE") vehicles.
•Laser welded blanks and tailored shaped blanks.
Mobility also includes:
•maritime transport: ArcelorMittal steel products are used to build all varieties of ships, including general cargo carriers, container ships, cruise ships and large tankers that carry
liquefied natural gas. The Company also makes sheet piles
– columns of steel driven into the ground to support a
structure – used in the construction of ports and harbors.
•rail transport: ArcelorMittal makes steel products for both railway tracks and trains.
In the energy market, ArcelorMittal is a leading supplier of specialist steels to the wind energy industry, supplying heavy plates and coils for towers, reinforcing bars and ballast for foundations, and electrical steels for generators. For solar energy, the Company provides the high-performance steels,
coatings and structural solutions that the latest generation of solar photovoltaic and solar thermal installations are built from.
Although the renewable energy transition is underway, the world will still rely on traditional fossil fuels such as oil and gas during this transitional phase. ArcelorMittal supplies the steels for onshore and offshore platforms, liquified natural gas ships, pipelines, refineries, and fuel storage. Steel plates are also a core component for pressure vessels and many other major
structural applications in power generation and petrochemical processing.
ArcelorMittal also offers an extensive range of products serving all parts of the packaging industry. This includes tin or chromium plated steel with a wide range of mechanical properties, and a variety of coating options.
In addition, ArcelorMittal produces a range of special grades flat steel products for appliances such as:
•Estetic®: Organic coated pre-painted steels that offer the
gloss, surface aspects and finishes that appliance makers
need, while reducing energy use and environmental impact
during manufacture
•Electrical grades: Steels to improve the performance of
components such as electric motors and refrigerator
compressors
•Solfer®: Enamelling steels for ovens, cookers and hoods
•Magnelis®: 'Self-healing' steel useful for parts that are
exposed to moisture and movement
•Jetskin®: Homogeneous metallic steel coating applied with
a pioneering technique and offering outstanding corrosion
protection
Raw materials and energy
Iron ore
ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The
Company extended its multi-year iron ore supply contracts with
Vale in 2024 to cover its requirements for the EU units,
worldwide direct reduction units and for its Tubarão steel mill
(ArcelorMittal Pecém, ArcelorMittal Brasil, being covered by a specific long-term agreement). ArcelorMittal's principal
international iron ore suppliers include Vale in Brazil,
Luossavaara-Kirunavaara AB in Sweden, Baffinland Iron Mines
Corporation ("BIM") in Canada, IOC (Rio Tinto Ltd.) in Canada,
Samarco in Brazil, Anglo-American (Minas Rio in Brazil), and
Metinvest in Ukraine.
Coal
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

Management report
Electricity
ArcelorMittal generally procures its electricity through tariff-
based systems in regulated areas such as parts of the United
States and South Africa, through direct access to markets in most of its European mills or through bilateral contracts
elsewhere. The duration of these contracts varies significantly depending on the area and type of arrangement.
For integrated steel mills, plant off-gases from various process steps are utilized to generate a significant portion of the plant’s electricity requirements and lower the purchase volumes from the grid. This is either produced by the plant itself or with a partner in the form of a co-generation contract.
Natural gas
ArcelorMittal procures much of its natural gas requirements for its Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European and Ukrainian operations, with a contractual mix of “all-in” bilateral supply and direct access to the market, ArcelorMittal sources its natural gas requirements with European short term/spot-indexed supply contracts. The
remainder of ArcelorMittal’s natural gas consumption is
generally sourced from regulated markets.
Industrial gases
Most of ArcelorMittal’s industrial gas requirements are produced and supplied under long-term contracts with various suppliers in different geographical regions.
Coke
ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Canada, Brazil, Spain, France,
Germany, Belgium, Poland, South Africa, and Ukraine. While
ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries purchase coke mainly from seaborn market from China, U.S, Japan, Australia,
Colombia, and Indonesia and certain of its subsidiaries
occasionally also sell excess coke at market prices to third parties.
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
In 2024, AM Shipping arranged transportation for approximately
54.1 million tonnes of raw materials and about 7.2 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units.
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
Sales and marketing
In 2024, ArcelorMittal sold 54.3 million tonnes of steel products.
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

Management report
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
Marketing
Marketing follows the sales activity very closely and is by
preference executed at the local level. In practice, this leads to a focus on regional marketing competencies, particularly where there are similarities among regional markets in close
geographical proximity. Local marketing provides guidance to sales on forecasting and pricing. At the global level, the
objective is to share marketing intelligence with a view towards identifying new opportunities, either in new products or
applications, new product requirements or new geographical
demand. Where a new product application is involved, the in-
house research and development unit of ArcelorMittal is
involved in developing the appropriate products.
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
ArcelorMittal also owns trademarks, both registered and
unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a
general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by
individuals from the Company’s R&D and business sectors in
order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than
14,000 patents and patent applications, mostly recent and
medium-term, for more than 930 patent families, with 110
inventions newly-protected in 2024. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect medium term revenue.
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
Government regulations
ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is an overview of the principal features of the
Company's regulatory regimes, as of December 31, 2024, that
affect or are likely to significantly affect the Company's
operations.
See also “Introduction—Risk factors and Control”, "Sustainable
Development—Health and Safety" and note 9.3 to
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

Management report
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
Globally, the regulatory backdrop to environmental compliance in industry is developing rapidly and becoming more stringent, notably through the roll-out of the CSRD reporting and
preparation for Task Force on Nature-related Financial
Disclosure ("TNFD"). Environmental impacts such as that of air emissions are coming under greater scrutiny as evidenced by
the updated air quality guidelines issued by the World Health
Organization ("WHO") in September 2021. These guidelines
have contributed to the recent adoption of the Air Quality
Directive (Directive (EU) 2024/2881), alongside the updated
Best Available Techniques Reference Document ("BREF") for
the Ferrous Metals Processing Industry, among others. These
changes will result in stricter environmental norms concerning pollution (emissions to air, water and land), broader impacts on natural environments, habitats and biodiversity, and energy
efficiency and resource efficiency, as well as promoting more sustainable industrial production (part of the European
Commission’s Green Deal for a climate-neutral continent) and increased transparency of information available to public.
European Union
The revised Industrial Emission Directive (Directive 2024/1785 or “IED 2.0”) entered into force in August 2024. The overall aim of the IED 2.0 is to minimize the impact of pollution on people’s health and the environment by reducing harmful industrial and intensive livestock emissions across the EU. The IED 2.0
imposes stricter rules for defining emission limit values and in respect of permit requirements as well as tighter compliance and control rules with additional enforcement provisions. The operators of industrial installations will need to develop
transformation plans to achieve the EU's 2050 zero pollution, circular economy, and decarbonization goals. The revised
directive focuses on resource use performance levels, as well as lower chemical pollution through requirements for a reduced use of toxic chemicals. Furthermore, the new EU Industrial
Emissions Portal Regulation (EU) 2024/1244 which replaces the
European Pollutant Release and Transfer Register Regulation
(E-PRTR) entered into force in May 2024. This revision
enhances public access to information related to industrial
emissions. During the next two years, the European
Commission will work on implementing rules, with the first report under the revised directive (describing releases and resource use in 2027) scheduled for publication in 2028.
In the context of supply chain, the German Supply Chain Due
Diligence Act 2022 ("Lieferkettensorgfaltspflichtengesetz"),
which came into force in January 2023, provides a legal
framework for fulfilling human rights due diligence obligations and requires that German companies undertake due diligence in their supply chains and motivate their contract partners abroad to protect internationally recognized human rights and
environmental standards.
Additionally, in July 2024, the Directive on Corporate
Sustainability Due Diligence Directive ("Directive 2024/1760")
(CS3D) entered into force, establishing a corporate due
diligence duty, including to identify and address potential and actual adverse human rights and environmental impacts in the company’s own operations, the operations of its subsidiaries and, where related to their value chain(s), those of its and their business partners. In addition, Directive 2024/1760 sets out an obligation for large companies to adopt and put into effect, through best efforts, a transition plan for climate change
mitigation aligned with the 2050 climate neutrality objective of the Paris Agreement as well as intermediate targets under the
European Climate Law.
ArcelorMittal has established and updated policies in response to these requirements. It aims to assess risks by identifying them with regards to negative impacts on human rights within the Company's value chain; to deal with negative impacts by
taking preventive measures to minimize and remedy potential
impacts; to follow up on the progress of these measures; to
communicate the results to its stakeholders; and to set up
complaint mechanisms.
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

Management report
The United Nations Climate Change Conference COP 28
reached a deal for transitioning away from fossil fuels in energy systems, in a just, orderly, and equitable manner, as well as on tripling renewable energy capacity globally by 2030, speeding up efforts to reduce coal use, and accelerating technologies such as CCUS that can decrease emissions of hard-to-abate
industries. By 2025, countries must present their updated NDCs aimed at being aligned with the 1.5 degree Celsius limit. At COP
29, a new collective quantified goal on climate finance destined towards developing countries was reached, and the rules for the operationalization of Article 6 of the Paris Agreement, which provides for bilateral and global carbon trading were finalized.
On July 14, 2021, the European Commission adopted the Fit for
55 Package with a view to adapting climate and energy
legislation to the 2030 ambition set by the European Climate
Law. The EU also committed internationally to its 55% reduction target. Most of the initiatives of the Fit for 55 Package have been adopted as of December 31, 2024, amending several
pieces of legislation that were already applicable to
ArcelorMittal, such as the EU-ETS, the Renewable Energy
Directive (“RED”) and the Energy Efficiency Directive (“EED”) as
well as introducing the  CBAM. CBAM is a tool to put an
equivalent price to that faced by domestic production on the carbon emitted during the production of certain goods that are imported into the EU. The CBAM established a transition period of October 1,2023 to December 31, 2025, during which there
will be no financial obligation besides the possibility of penalties being imposed for failures to report. There are some
implementation rules stemming from the ETS and CBAM that
are still currently under preparation. In addition, the Energy
Taxation Directive (“ETD”) is expected to be revised in 2025.
ArcelorMittal’s activities in the 27 member states of the EU are subject to the EU-ETS, which was launched in 2005 pursuant to
European Directive 2003/87/EC, relating to GHG emissions.
The EU-ETS is based on a cap-and-trade principle, setting a
cap on GHG emissions from covered installations that is then reduced over time. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. In order to achieve the EU 2030
55% reduction ambition, the ETS requires sectors under ETS to reduce their emissions by 62%. As required by the EU Climate
Law, the Commission has begun to define a Europe-wide 2040
target. In February 2024, the Commission presented its
assessment for a 2040 climate target for the EU, recommending reducing the EU’s net GHG emissions by 90% by 2040 relative
to 1990. The legislative proposal to amend the EU Climate Law with a 2040 target is expected in the first quarter of 2025. The review of the ETS will follow to reflect the adopted 2040 target.
The implementation rules for the second trading period of Phase
IV (2026-2030) will further reduce current benchmark values, although the adopted approach will prevent a large disruptive decrease of the hot metal benchmark. Still, the resulting
shortage in free allocation levels would put the European steel industry at a significant disadvantage versus global competition
(see note 9.1 to the consolidated financial statements). To
prevent such disadvantages, CBAM has been established for a
limited number of sectors, including steel, with a transitional period that started in October 2023 and runs until the end of
December 2025, with the initiation of CBAM payments in 2026.
In the case of the steel sector, only direct emissions will be covered, at least through 2025, allowing access to indirect cost compensation. On the other hand, free allocation to covered
sectors will be progressively phased out as follows: 2026:
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
Furthermore, the Eco-design for Sustainable Product Regulation
(“ESPR”) is a cornerstone in the European Green Deal for more environmentally sustainable and circular products. The new
regulation acts as a framework and complements existing
product regulation. The regulation is implemented following a workplan through secondary legislation by Delegated Acts.  As part of the new Commission work plan, the Joint Research
Centre (“JRC”) is expected to finalize a preparatory study on
Iron and Steel Products by June 2025. The  ESPR framework
will make "Digital Product Passports" mandatory and must

Management report
ensure that relevant environmental information is transferred along the supply chain on a need-to-know basis.
Environmental requirements impacting industrial operations are also becoming more stringent in various jurisdictions.
Argentina
Argentina's goal is to achieve carbon neutrality by 2050, and it has outlined its NDCs compromises for 2030, reinforcing them through participation in COP 28. During 2023, the Argentinian government established two key strategies: one for the Carbon
Trade Market (Resolution N° 385/2023) and another for
Hydrogen Economy Development. The program was launched
in 2023 with the participation of more than 120 participants, and the roadmap for the industrialization of hydrogen as a productive vector in the energy transition was presented.
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
Brazil
In Brazil, new federal laws have been established in 2024 to guide climate change adaptation plans and create a legal
framework for low-carbon hydrogen, including incentives and
programs for its production and development. The states of
Minas Gerais, Ceará and Santa Catarina have also introduced
their own green hydrogen policies. Additionally, federal laws have launched programs to promote sustainable low-carbon
mobility, including green mobility, sustainable aviation fuel, green diesel, and biomethane. A national air quality policy has been established, setting standards and guidelines for air quality management. Forestry has been excluded from the list of
potentially polluting activities, and environmental licensing for forestry has been simplified in Minas Gerais. Furthermore,
federal decrees have set guidelines for the national circular economy strategy and regulated tax incentives for the recycling production chain. In São Paulo, a state decree has established a program to manage solid urban waste. Specific impacts are
yet to be regulated.
The state of Minas Gerais (where the Serra Azul Dam is
located) published State Decree No. 48.848/2024, which
included new types of guarantees, such as mortgages and
fiduciary alienation of real estate. The validity of bank
guarantees has been extended to a minimum of five years, with financial institutions required to deposit the guaranteed credit within 15 days if the debtor fails to renew the bond. Additionally, the insurance policy must be issued by a Susep-authorized
insurance company, with the credit settlement period extended to 30 days after notification. The deadline for presenting
environmental bonds for dams has been increased from 180 to
270 days. Furthermore, the real estate offered as a guarantee can be re-evaluated at any time and must be supplemented if its value is lower than declared. These changes aim to enhance
security and flexibility in managing environmental guarantees.
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
Brazil has established the Interministerial Committee on Climate
Change (“CIM”) through Decree No. 11.550/2023, published in
June 2023, which monitors the implementation of actions and
public policies within the federal executive branch related to the
National Policy on Climate Change (“PNMC”). The decree
revoked the former National System for the Reduction of
Emissions of Greenhouse Gases (“SINARE”), previously
established by Decree No. 11.075/2022.
Law No. 15.042/2024, which regulates the carbon market in
Brazil creating the Brazilian Greenhouse Gas Emission Trading
System was approved in December 2024. The new law is based
on a minimum emissions threshold rather than specific sectors.
Installations emitting above 10 thousand tonnes of CO2 per year per source or installation must report their emissions.
Installations emitting more than 25 thousand tonnes of CO2 per year, in addition to mandatory reporting, must carry out periodic reconciliation of obligations. The regulation applies equally to all sectors of the economy, except for primary agricultural
production which was expressly excluded.
The state of Ceará has published Law No. 18.458/2023,
instituting the state policy for green, sustainable hydrogen and its derivatives within the scope of the state of Ceará and
creating the state council for governance and development of the production of green, sustainable hydrogen and its
derivatives.

Management report
Canada
In Canada, depollution attestations applicable to AMMC facilities are currently being renewed and may include more restrictive standards.
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
The Contrecoeur East depollution attestation is scheduled to be renewed in 2026, the application must be filled in the third quarter of 2025. Also, starting January 1, 2024, royalty rates are payable for contaminated soils for landfilling (CAD$10/t) or treating (CAD$5/t).
Quebec’s government expanded the scope of the regulation
related to compensation for adverse effects on wetlands and
bodies of water. It will apply to projects conducted in Port-
Cartier, Mont Wright, and Fire Lake and might extend to
AMLPC’s future projects. Also in Quebec, the regulation
respecting royalties payable for the use of water was amended to increase, as of January 1, 2024, the royalty rates from
CAD$2.5 per million liters (“CAD$/ML”) of water to CAD$35/ML, and from CAD$70/ML to CAD$ 150/ML. The applicable rate will
vary according to the use of the resource. These rates are
subject to indexation every year by 3% per annum.
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
At the national level, the Environment and Climate Change
Canada (“ECCC”), a department of the Government of Canada,
updated the Base-Level Industrial Emissions Requirements
(“BLIERs”) under the federal Air Quality Management System,
resulting in the need for substantial investments to comply with emission regulations. Provincial regulations in Ontario and
Quebec will also require additional emissions reductions.
In Ontario, the BLIER requires all coke plants in the province to install coke oven gas desulphurization in order to meet SO2
limits by the end of December 2025. In 2023, ArcelorMittal
Dofasco received an exemption from the ECCC due to its
ongoing decarbonization efforts. Currently, on a plant-wide
basis, ArcelorMittal Dofasco’s facility is meeting its BLIERs objective. Moreover, the decarbonization project will impact
ArcelorMittal Dofasco’s overall Nitrogen Oxide (“NOx”)
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
In March 2023, the Federal government updated the federal
benchmark. Ontario subsequently published changes to the
EPS carbon tax program for 2023 and 2030, which includes (i)
changes to carbon pricing from CAD$50/t CO2e to CAD$65/t in
2023 and increasing CAD$15/t annually up to CAD$170/t CO2e
by 2030, and (ii) changes to the stringency factors: -2.4% in
2023 and -1.5% annually from 2024 to 2030.
As part of the Ontario EPS program, the Ontario provincial
authority signaled a recognition of the significant transformation in the steel sector for those large steel producers expected to make the transition to clean steel production in the coming
years. In consideration of the changes at these facilities,
stringency factors would be set equal to one for the transition period up to 2030; thus, exemptions will be considered for first movers in the steel sector. Final details have been provided and the Director's official issuance notice for the amendments were issued in the second quarter of 2024.
The development of an approach to address facility-specific
emissions targets for the innovative DRI facilities has been completed, often based on three years of performance following the start-up of a facility. Detailed discussions concluded in 2023, and the final Director’s order was issued in the first quarter of
2024. The proposed approach to address ArcelorMittal
Dofasco’s decarbonization program during the transformation
periods has also been developed. Compliance of Director's
order is to be achieved by reducing GHGs as well as additional first-mover considerations by the regulator.
In Quebec, the 2030 Plan for a Green Economy sets a 37.5%
GHG emission reduction target by 2030 compared with 1990

Management report
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
Liberia
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
The Community Rights Law regarding Forest Lands (2009) has
notably empowered communities in forest management. The
stringent conditions attached to existing environmental permits reflect the Company's dedication to sustainable operations; in connection with the Phase 2 project, ArcelorMittal has
committed to an environmental offset program and mine closure plan, potentially exceeding $100 million. In 2023, all
environmental permits were renewed, covering Yuelliton mining activities, TSF construction, a new sewage plant, and the
rehabilitation of rail and port facilities, has elevated requirements for sediment control, water discharge, and biodiversity
conservation. In tandem, AML has initiated a climate change risk assessment and is participating in the TNFD studies. On
October 17, 2024, the National Solid Waste Management Policy
was published by the Environmental Protection Agency. The
Policy outlines the vision of the Government of Liberia, which recognizes that effective and efficient waste management is
essential for the development of sound public health and
improved quality of life.
Mexico
In March 2022, Mexico published a new standard on wastewater discharges, reducing the maximum permissible limits and
introducing new parameters for quarterly monitoring and
reporting to the National Water Commission (“CONAGUA”).
ArcelorMittal internally defined a preliminary action plan to enhance wastewater quality discharges in line with the
requirement of the standard through operational controls. In
April 2023, with prior authorization from CONAGUA,
ArcelorMittal submitted an action plan outlining milestones to bring wastewater discharge in compliance with the new
standard. This program is scheduled to conclude in February
2027, with progress reports required to update on the program’s milestones.
Additionally, due to the recent reform of the National Mining
Regulation ("NMR"), several significant changes have been
made, mostly related to environmental, water and waste
management. With respect to water, the changes primarily
relate to water access by the population (in preference to
industrial use of water), which may have an impact on the ability to use water for iron ore transportation. Several constitutional claims against the NMR were submitted (including claims by
ArcelorMittal Mexico). The final rulings are expected to be
resolved by the Supreme Court in 2025. As part of these
ongoing trends in water management,  ArcelorMittal Mexico
joined the initiative of a National Agreement on Water and
signed the agreement on November 14, 2024, voluntarily
assigning 56.5% of its concessioned volume to the National
Water Commission for 2025.
To fulfil its commitments under the Paris Agreement, the federal government of Mexico has published rules and principles for an

Management report
emissions trading system (ETS) applicable to entities generating more than 100,000 tons of CO2 per year. Since 2020, a pilot of the ETS has been implemented by ArcelorMittal México Long
and Flat Segments and Services areas (“SERSIINSA”), along
with other relevant companies. This pilot stage is still in
progress, with new rules potentially issued by the first quarter of
2025. During the pilot stage, ArcelorMittal México consistently adhered to the environmental authority's ("SEMARNAT")
emission calculation and reporting criteria for the ETS.
ArcelorMittal's CO2 emissions reports have consistently showed zero deficits. Despite the initial plan for the operational stage to start in 2023, In January 2024, SEMARNAT presented a
proposal of the operating rules of the ETS with new growth
factors and reduction factors for the mechanism to assign free emission allowances for all participants sectors. The authority has not officially defined operational stage rules, but an
unofficial final proposal is expected soon.
In addition, since 2023, there has been a very marked trend by state governments in Mexico to implement green taxes on CO2
emissions, which caused an additional tax impact on different sectors that participate in other federal government schemes
(e.g., ETS). Working groups have been formed within several
trade associations and business chambers to  promote
initiatives that minimize the economic impacts on the industrial sector. Taxes range from $2.2 - $44.5 USD per ton of CO2
emitted.
South Africa
In South Africa, the proposed Phase 2 of the Carbon Tax
discussion paper has been published by the National Treasury on November 13, 2024. The proposal as is poses a significant increase in carbon tax liability to ArcelorMittal South Africa with increase in annual carbon tax rates combined with a drastic
phase down of tax-free allowances and stricter eligibility criteria to benefit from other tax-free allowances, all measures
projecting a significant impact in financial terms to unaffordable levels. The proposal presented by National Treasury also
includes a higher carbon tax of R640/tCO2e for emissions
exceeding the allocated carbon budget to be applied to
taxpayers as a penalty.
Also in South Africa, on April 26, 2024 the DFFE published the
Draft Sectoral Emission Targets (SETs) Report for public
comments. The report outlines institutional arrangements that will guide the SETs allocation to support the country’s both national and international commitments to mitigate climate
change.
Ukraine
In July 2024, Ukraine adopted the Law on "Integrated
Prevention and Control of Industrial Pollution" (IPPC Law),
which will enter into force on August 8, 2025. The document
aims to prevent, reduce and control pollution arising from
economic activities and applies an integrated approach to
pollution regulation and implementation of best available
technologies and management methods. According to the IPPC
Law, all new entities are required to obtain an integrated permit after the law will enter into force. The existing entities have a transition period of four years to obtain integrated permits.
ArcelorMittal closely monitors local, national, and international negotiations, and regulatory and legislative developments, and endeavors to reduce its emissions where appropriate.
Foreign trade
ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2024, certain countries and regions, such as Canada, the EU, Mexico, Turkey and the U.S., continued or launched investigations into whether to impose or continue imposing trade remedies (usually anti-dumping or
safeguard measures) against injury, or the threat thereof,
caused by increasing steel imports originating from various steel producing countries.
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

Management report
All WTO members are required to review anti-dumping duty and countervailing duty orders every five years to determine if they should be maintained, revised or revoked. This requires a
review of whether the dumping or subsidization is likely to
continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds dumping or subsidization and the injury is likely to continue or recur, then the orders continue. In the case of safeguard measures imposed for a period exceeding three years, all WTO members are required to conduct a mid-term review of the
imposed measures. After a review, safeguard measures may be
extended if they continue to be required, but the total period for the application of safeguard measures may not exceed eight
years.
In a number of markets in which ArcelorMittal has manufacturing operations, it may be the beneficiary of trade actions intended to address trade distortions consistent with WTO regulations, such as the examples mentioned above. In other situations, certain operations of ArcelorMittal may be a respondent to anti-dumping and countervailing duty cases and its exported products might be subject to anti-dumping and countervailing duties or other trade restrictions.
USA Section 232:
On March 23, 2018, after national security investigation with respect to steel imports (under Section 232 of the Trade
Expansion Act (“Section 232”)), the Trump Administration
imposed tariffs of 25% on steel products from all but a select list of countries, with a temporary suspension applied for Canada,
Mexico, Argentina, South Korea, Brazil and the EU until May 1,
2018. Subsequently, Australia obtained a full exemption, and imports from Argentina, Brazil and South Korea became subject to annual quotas. Tariffs on imports of steel products from
Canada and Mexico were eliminated on May 17, 2019, which
led to positive impacts in the Company’s North America
business units; imports from Canada and Mexico were
monitored to identify whether imported volumes surged
meaningfully beyond historical levels. Mexico’s Section 232 tariff exemption was subsequently modified in July 2024 to apply only to Mexican steel products melted and poured in North America.
On October 31, 2021, the United States and EU announced that they had reached a two-year agreement to modify the Section
232 measures on U.S. steel imports from the EU, which was
further extended for another two years in December 2023.
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
Imports above the TRQ volumes will continue to be subject to the 25% tariff. An additional 1.1 million tonnes of products previously excluded from Section 232 tariffs are also allowed to continue duty-free. Subsequently, the U.S. reached similar
agreements with Japan and the UK, also replacing the 25%
Section 232 tariffs with tariff-rate quotas. Those agreements took effect on April 1, 2022 (Japan) and June 1, 2022 (UK).
In May 2022, the U.S. suspended Section 232 tariffs on imports of steel from Ukraine. In May 2023, the suspension was
extended for an additional year and expanded to include steel products from Ukraine further processed in the EU. In May
2024, the suspension and expansion were extended until June
1, 2025.
In February 2025, the U.S. administration announced that it
would reinstate 25% tariffs on all steel and aluminum imports under Section 232, revoking previously negotiated country-
specific exemptions and quota arrangements from March 12,
2025 (including those described above).
The 2018 Section 232 tariffs triggered concerns of trade
deflection worldwide and several countries initiated domestic remediation measures. On February 2, 2019, the EU
Commission imposed definitive safeguard measures based on
global tariff quotas with a 100% quota based on average imports over the past three years prior to 2018 and covering 26 steel product categories. Imports that exceeded the above quotas
would face a 25% tariff but certain 'developing' countries were exempt when their respective import shares were below 3%.
The measures set country-based quotas for larger importers on all product categories, except for hot rolled (global), and
quarterly quota calculations for residual volumes of all products.
They also included annual quota relaxations, adaptable to
market conditions. Countries subject to quotas have an
incentive to front-load the consumption of their national quota in order to benefit from the residual quotas in the final quarter of the period, thus ensuring full quota consumption.
In 2021, the EU Commission carried out a review resulting in a three-year extension prolonging the measures until June 30,
2024. It was agreed to carry out a review of the quota levels after one year and a review of the measures in general after two years. The first of these reviews took place in 2022 and a further review in 2023 confirmed the measures until June 2024.
Following a further review in the first half of 2024, the measures were extended until June 30, 2026.
If the Section 232 tariffs are reinstated in full, the European
Union and other countries may implement counter measures in
response.

Management report
Separately, from April 1, 2022, all Russian and Belarusian quota volumes were redistributed across other country-specific quotas and the residual quota based on 2021 imports.
In 2024, the Commission extended anti-dumping measures on
corrosion-resistant steel from China for a further five years.
On April 30, 2024 an expiry review was opened by the
Commission into existing anti-dumping and anti-subsidy
measures on organic coated steel from China.
During 2024, the Commission also opened anti-dumping
investigations into hot-rolled coil from Japan, India, Egypt and
Vietnam, and tin plate from China. These investigations are
ongoing.
In January 2021, Turkey opened an investigation into HRC
coming from the EU and South Korea. The investigation led to a
10.9% duty being applied to imports from ArcelorMittal as from
July 7, 2022. In 2023, Turkey opened a safeguard investigation into Wire Rod imports, imposing provisional measures while the investigation is ongoing.
In 2022, the U.S. completed reviews of anti-dumping and
countervailing duty measures in place on corrosion-resistant, cold-rolled, and hot-rolled steel, and cut-to-length steel plate, continuing most duties for another five years.
In January 2023, the U.S. initiated an anti-dumping investigation regarding tin mill products from eight countries, including
Canada. ArcelorMittal Dofasco was named as a respondent in
the case. In February 2024, a final decision confirmed that no measures will be imposed on any of the targeted eight
countries.
In September 2024, the U.S. industry petitioned a new
Corrosion-Resistant anti-dumping case against ten countries, and subsidy case against four countries. Canada and Mexico
were included in both allegations. In October 2024, the United
States International Trade Commission ("ITC") made a
preliminary injury determination against all ten countries. The
United States Department of Commerce ("DOC") and ITC final
injury phases are expected to continue to the third quarter of
2025.
In September 2024, the U.S. modified its tariff action in the
Section 301 investigation of China’s unfair trade practices, increasing the section 301 tariffs on imports of Chinese steel from 7.5% to 25%. The section 301 tariff is in addition to
applicable tariffs under Section 232 and existing anti-dumping and countervailing duties. Duties were also increased on a
number of other products in strategic sectors, including electric vehicles (duty of 100%).
In Canada, as a result of the opening of a safeguard
investigation on certain flat and long products, provisional measures were put in place on October 25, 2018 in the form of quotas and a 25% tariff on steel imports. Final safeguard
measures were subsequently implemented in relation to plate
and stainless wire, but not on rebar, hot rolled, prepaint, wire rod and energy tubulars. In addition, twelve cold-rolled and
corrosion-resistant anti-dumping and countervailing duty
measures were implemented between 2018-2020 (CRS, COR,
COR2). In 2022, anti-dumping and countervailing duty
measures were initiated for hot-rolled from China, Brazil,
Ukraine and India under a five-year review (HRSS), while
Ukraine was removed from the measures. In September 2024,
six cold-rolled anti-dumping and subsidy measures (CRS) were continued for another five years, and in November 2024,
Canada continued four corrosion-resistant anti-dumping
measures (COR) for another four years. In December 2024, the
Canadian Government self-initiated a new corrosion-resistant anti-dumping measure (COR3) against Turkey (Borcelik), with
final determination expected in July 2025.
For rebar, nineteen anti-dumping and countervailing duty
measures were implemented between 2015 to 2021 (RB1-RB4),
with ten measures continued in two separate five-year reviews in 2020 (RB1) and 2022 (RB2). In May 2024, a new rebar anti-
dumping case (RB5) was initiated against three countries and implemented in January 2025. Finally, a new wire rod anti-
dumping case against three countries (WR) was initiated in
March and implemented in October 2024.
In February 2024, the Canadian government announced
implementation of a “Country of Melted and Poured” steel import monitoring system, with mandatory reporting effective
November 2024.
In addition, to align with the U.S. 301 duties on Chinese unfair trade practices, the Canadian government implemented a
Section 53 surtax of 100% on Chinese electric vehicles,
effective October 1, 2024, and a 25% Section 53 surtax on
Chinese steel and aluminum, effective October 22, 2024. These surtaxes are in addition to any duties or tariffs applicable to
Chinese steel and aluminum.
Key currency regulations and exchange controls
As a holding company, ArcelorMittal is dependent on the
industrial franchise fees from, earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at subsidiaries where repatriation of funds may be affected by tax and foreign exchange policies, including in Argentina, Brazil, China, South Africa and Ukraine.
Such policies are briefly summarized below; however, none of

Management report
these are currently significant in the context of ArcelorMittal’s overall liquidity.
Argentina
The Argentinian foreign exchange market is regulated by the
Argentine Central Bank ("BCRA"), which has introduced
measures affecting the foreign exchange market since 2018 in an effort to improve macroeconomic conditions and bring
stability to the country.
In December 2023, the government devalued the Argentine
peso ("ARS") against the U.S. dollar to establish an official exchange rate of around 800 pesos per U.S. dollar. The
adjustment of the exchange rate was intended to serve as a
supplementary anchor for inflation expectations. Based on the current situation, the exchange rate devaluation path is currently set at 2% per month by the government. Throughout 2024, the
BCRA actively intervened in both the official and parallel foreign exchange markets, including by selling U.S. dollars in the
parallel market, in an effort to curb inflation, stabilize the monetary base, and close the gap between Argentina's official peso exchange rate and the Blue Chip Swap (BCS) rate (a
parallel exchange rate). By December 2024, the gap had
narrowed significantly, reaching a historic low of around 1.45%.
Brazil
The Central Bank of Brazil ("BCB") operates, consistent with the inflation targeting rate, a free floating foreign exchange regime that aims to reduce excessive volatility, although intervention has become more regular in recent years. The BCB regulates all currency inflows and outflows in Brazil, and the country's foreign exchange regime does not permit free convertibility of the
currency. Nevertheless, the BCB does not directly determine the exchange rate. The Brazilian Real is fully deliverable onshore
(i.e., physical settlement of the designated currency at maturity), but is non-deliverable offshore. As a result, foreign currency transactions must be executed with an institution authorized by the BCB to carry out such transactions, which is responsible for ensuring compliance with the local foreign exchange regulation.
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
India
The Reserve Bank of India ("RBI") maintains the Indian rupee
(“INR”) in a managed floating regime. The INR is partially
convertible and has a non-deliverable offshore market. Onshore deliverable forwards are also available out to 10 years. The most common and liquid tenor in the forwards market is one
year or less. The RBI monitors the value of the INR against the
REER (Real Effective Exchange Rate). The INR exchange rate
is determined in the interbank foreign exchange market. The
INR is convertible for exports and imports of goods and services as well as unilateral transfers, including repatriating profits from foreign-funded companies, as well as for daily recurring
transactions in the ordinary course of business. However, the
INR is restricted on capital accounts (purchase and sale
transactions of foreign assets and liabilities) and there are specific transactions that have to be authorized by the RBI or other relevant government departments for routine capital
account transactions, e.g. foreign currency borrowings under the approval route or foreign direct investments that are not
permitted under the automatic route. A daily benchmark fixing is published by the Financial Benchmark of India Limited for INR
against U.S. dollar, EUR, JPY and GBP. Other permitted capital account transactions that are allowed, subject to compliance with local applicable regulations, include foreign direct
investment, foreign currency loans and bonds, securities and equity investments overseas.
South Africa
The South African Reserve Bank ("SARB") operates a managed
floating exchange rate system. The South African rand (“ZAR”)

Management report
is deliverable and largely convertible, and the SARB is gradually relaxing exchange rate controls. The currency is deliverable and traded out to 10 years, although liquidity is highest in tenors of two years or less. Since January 1, 2014, companies may apply for approval to establish a holding company to hold their
offshore investments. Subject to certain conditions, listed
companies may place ZAR 5 billion per year with such holding companies, which can be transferred offshore without exchange control approval, and unlisted companies may transfer ZAR 3
billion per year. All funds transferred into or out of South Africa must be declared to the SARB. Active currency hedging with
maturity of more than 12 months requires documentary
evidence of firm and ascertainable commitment. In most cases, there are no restrictions on capital inflows. However, all
incoming loans are subject to the SARB’s approval and
institutions’ overseas investments are restricted to 25% of retail assets for retirement funds and long-term insurers.
Ukraine
The National Bank of Ukraine ("NBU") is responsible for the
country’s monetary policy. Due to the ongoing war with Russia since the end of February 2022, on shore liquidity on Ukrainian
Hryvnya has been significantly reduced, leading to the NBU
implementing strong regulation to control foreign exchange
transactions.
As of 2024, the National Bank of Ukraine (NBU) has introduced important updates to its foreign exchange regulations. These updates include easing restrictions on import payments and
dividend repatriation, permitting currency transfers for
international technical assistance, and facilitating VAT payments for e-commerce within the EU. Additionally, new limits have
been set to reduce unproductive capital outflows, and
restrictions on using foreign currency loans for purchasing
securities have been tightened. These measures aim to
maintain economic stability, support business operations, and effectively manage foreign currency reserves.
Disclosure pursuant to Section 219 of the Iran Threat Reduction
& Syria Human Rights Act (ITRA) regarding ArcelorMittal’s
business with customers in Iran
Section 219 of the Iran Threat Reduction and Syria Human
Rights Act of 2012 added Section 13(r) to the U.S. Securities
Exchange Act of 1934, as amended (the Exchange Act).
Section 13(r) requires an issuer to disclose in its annual reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-US persons in
compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.
In 2024, neither ArcelorMittal nor any of its affiliates engaged in activities, transactions or dealings relating to Iran requiring disclosure under Section 13(r).
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

Management report
Organizational structure
ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the operational structure of the Company, including ArcelorMittal’s significant operating subsidiaries or business divisions and not its legal or ownership structure.

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
Investments in joint ventures
ArcelorMittal has investments in joint ventures accounted for under the equity method as detailed in note 2.4 to ArcelorMittal’s consolidated financial statements. See section “Property, plant and equipment—Investments in joint ventures” for further
details.
Reportable segments
ArcelorMittal reports its business in the following six reportable segments corresponding to continuing activities: North America,
Brazil, Europe, India and joint ventures ("JVs"), Sustainable
Solutions and Mining. The Company's operations in South Africa and Ukraine are included in Others.
As from January 1, 2024, ArcelorMittal implemented changes to its organizational structure. India and JVs are reported as a new operating segment that includes the joint ventures AMNS India,
VAMA and AMNS Calvert, as well as other associates, joint
ventures and other investments. The segment Sustainable
Solutions is composed of a number of businesses playing an
important role in supporting climate action (including
renewables, special projects and construction business). Such businesses were previously reported within the Europe segment and are now reported as a separate operating segment. The
NAFTA segment has been renamed North America. Finally,
following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ACIS segment were assigned to Others.
North America produces flat, long and tubular products. Flat products include slabs, hot rolled coil, cold rolled coil, coated steel products and plate and are sold primarily to customers in the following sectors: automotive, energy, construction,
packaging and appliances and via distributors and processors.
Flat product facilities are located at two integrated and mini-mill sites located in two countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long
production facilities are located at two integrated and mini-mill sites located in two countries. In 2024, shipments from North
America totaled 10.1 million tonnes (10.6 million tonnes in
2023). The raw material supply of the North America operations includes sourcing from iron ore captive mines in Mexico to
supply the steel facilities.
Brazil produces flat, long and tubular products. Flat products include slabs, hot rolled coil, cold rolled coil and coated steel.
Long products comprise sections, wire rod, bar and rebars,
billets and wire drawing. These products are sold primarily to customers in the construction, power generation and
agribusiness sectors, as well as in the automotive and
household appliances industries. In 2024, shipments from Brazil totaled 14.1 million tonnes (13.7 million tonnes in 2023). The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
Europe produces flat and long products. Flat products include hot rolled coil, cold rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging sectors. Flat
product facilities are located at 8 integrated and mini-mill sites located in five countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing. Long product
facilities are located at 10 integrated and mini-mill sites in seven countries. In 2024, shipments from Europe totaled 28.7 million tonnes (27.6 million tonnes in 2023). The raw material supply of
Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
India and JVs includes all of the Company's interests in joint ventures, associates and other investments. The Company
believes India is a high growth vector, with its JV assets well-
positioned to grow with the domestic market.
Sustainable Solutions is composed of a number of niche capital-
light businesses that play an important role in supporting climate action (including renewables, special projects and construction business) and which ArcelorMittal believes have high growth
potential. It is also an in-house trading and distribution arm of
ArcelorMittal which provides primarily distribution of long and flat products as well as value-added and customized steel solutions through further steel processing to meet specific customer
requirements. It is a growth vector of the Company and
represents more than 300 commercial and production sites
across more than 60 countries.
Mining provides the Company's steel operations with high
quality and low-cost iron ore reserves and also sells mineral products to third parties. Mining segment iron ore mines are located in North America and Africa. In 2024, iron ore production in the Mining segment totaled approximately 27.9 million tonnes
(26.0 million tonnes in 2023).
PROPERTIES AND CAPITAL EXPENDITURES
Property, plant and equipment
ArcelorMittal has steel production facilities, as well as iron ore mining operations, in North and South America, Europe, Asia
and Africa.

Management report
All of ArcelorMittal's operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the five reportable segments and Others as described above (excluding India and JVs). Unless otherwise stated, ArcelorMittal owns all of the assets described in this section. Regarding ArcelorMittal's iron ore mines, see also "—
Mineral reserves and resources" below, where information is
provided in accordance with SEC Regulation S-K, Subpart 1300
(“S-K 1300”).
For further information on environmental issues that may affect
ArcelorMittal’s utilization of its assets, see “Business overview—
Government regulations” and notes 1.2 and 9.1 to
ArcelorMittal’s consolidated financial statements.
Steel production facilities of ArcelorMittal
The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s operations.
While all of the Group’s facilities are shown in the tables, only the facilities of principal operating subsidiaries are described textually for each segment. The facilities included in the tables are listed from upstream to downstream in the steel-making
process.

Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2024 (in million tonnes)[2]
Coke Oven Battery	37	21.1	15.1
Sinter Plant	19	73.6	41.8
Blast Furnace	32	60.9	41.6
Basic Oxygen Furnace (including Tandem Furnace)	43	67.2	44.2
DRI/HBI Plant	11	10.3	6.2
Electric Arc Furnace	28	24.0	14.7
Continuous Caster—Slabs	26	57.4	40.6
Hot Rolling Mill	13	49.2	32.4
Pickling Line	19	21.8	9.9
Tandem Mill	23	26.1	16.5
Annealing Line (continuous / batch)	22	10.0	5.2
Skin Pass Mill	15	9.0	3.9
Plate Mill	5	1.7	0.8
Continuous Caster—Bloom / Billet	30	30.1	16.9
Breakdown Mill (Blooming / Slabbing Mill)	1	6.0	0.4
Billet Rolling Mill	3	2.6	0.9
Section Mill	21	12.1	5.1
Bar Mill	17	7.4	4.7
Wire Rod Mill	16	10.5	5.7
Hot Dip Galvanizing Line	39	15.7	11.8
Electro Galvanizing Line	6	1.5	0.7
Tinplate Mill	9	2.0	1.1
Color Coating Line	15	2.5	1.5
Seamless Pipes	3	0.4	0.1
Welded Pipes	87	3.4	0.9
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
in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

Crude steel production by process in 2024 (in million tonnes)

Segment	Basic oxygen furnace	Electric arc furnace	Total
North America	2.5	5.0	7.5
Brazil	11.1	3.5	14.6
Europe	25.7	5.5	31.2
Sustainable Solutions and Others	4.2	0.4	4.6
Total	43.5	14.4	57.9

Management report

Blast furnace and electric arc furnace facilities
Segment	Blast furnaces	Electric arc furnaces
North America	3	8
Brazil	7	7
Europe	15	10
Sustainable Solutions	—	3
Others	7	—
Total	32	28

North America			Crude Steel
Unit	Country	Locations	Production in 2024 (in million tonnes per year)[1]	Type of plant	Products
ArcelorMittal Dofasco [2]	Canada	Hamilton	3.1	Integrated, Mini-mill	Flat
ArcelorMittal Texas HBI	USA	Corpus Christi	n/a	Iron-Making	Hot briquetted iron
ArcelorMittal Mexico	Mexico	Lázaro Cárdenas, Celaya	2.5	Mini-mill, Integrated, and Downstream	Flat, Long/ Bar, Wire Rod
ArcelorMittal Long Products Canada	Canada	Contrecoeur East, West	1.9	Mini-mill	Long/ Wire Rod, Bars, Slabs
ArcelorMittal Tubular Products	Canada	Brampton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	London	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Woodstock	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Canada	Hamilton	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Shelby	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	USA	Marion	n/a	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products	Mexico	Monterrey	n/a	Downstream	Pipes and Tubes
ArcelorMittal Calvert	USA	Calvert	n/a	Downstream	Flat

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Mexico (excluding Peña Colorada) [3]	Mexico	Michoacán	100.0	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Mexico Peña Colorada	Mexico	Minatitlán (Colima)	50.0	Iron Ore Mine (open pit)	Concentrate and pellets
1.n/a = not applicable (no crude steel production).
2.ArcelorMittal Dofasco permanently idled its batch annealing lines #1 and #2 in 2024.
3.Operations at the San Jose mine were discontinued in the second quarter of 2024.
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
Dofasco is currently in the process of reviewing its
decarbonization project in a low-carbon emissions steelmaking facility at its plant in Hamilton. The project is currently
progressing through FEED stage.
Following the completion in 2022 of the hot strip mill
modernization project (to install two new state-of-the-art coilers and runout tables to replace three end-of-life coilers as well as to upgrade the strip cooling system) and the #5 CGL conversion to AluSi® project (addition of up to 160,000 tonnes per year
Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip
Galvanizing Line for the production of Usibor® steels), the first commercialized coil was delivered in the second half of 2023 and commercialization was fully completed in the first half of
2024.
ArcelorMittal Texas HBI
On June 30, 2022, ArcelorMittal completed the acquisition of an
80% shareholding in voestalpine’s HBI plant located near
Corpus Christi, Texas. The state-of-the-art plant, which was opened in October 2016, is one of the largest of its kind in the world and produces Hot Briquetted Iron ("HBI"), a high quality feedstock made through the direct reduction of iron ore which is

Management report
used to produce high-quality steel grades in an EAF, but it can also be used in blast furnaces, resulting in lower coke
consumption. The facility includes its own deep-water port, and unused land on the site which provides options for further
development.
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
The new hot strip mill produced its first coils in December 2021.
Ramp-up is underway and is on track with capacity utilization having reached approximately 67% in the fourth quarter of 2024.
ArcelorMittal Calvert
On February 6, 2025, ArcelorMittal announced a project to
construct an advanced manufacturing facility for non-grain
oriented electrical steel (NOES) in Calvert, Alabama, with
estimated net capital expenditure of $0.9 billion ($1.2 billion before the impact of currently planned federal, state and local support) see "Introduction—Sustainable development
highlights".
Peña Colorada
Consorcio Minero Benito Juarez Peña Colorada, S.A. de C.V.
("Peña Colorada") is a 50/50 joint operation between
ArcelorMittal and Ternium S.A. ("Ternium") and operates an
open pit iron ore mine in the province of Minatitlán in the
northwestern part of the State of Colima, Mexico. It also
operates a concentrating facility and a two-line pelletizing facility. The beneficiation plant is located at the mine, whereas the pelletizing plant is located in Manzanillo. The magnetite concentrate produced at the mine is shipped from Manzanillo to
ArcelorMittal Mexico, as well as to Ternium’s steel plants by ship and by rail.
El Volcan & San José
ArcelorMittal's San José and El Volcan iron ore mines in the state of Sonora, Mexico stopped production in 2019 and 2024, respectively, due to depletion of reserves and are accordingly no longer in operation.
Las Truchas
ArcelorMittal operates the Las Truchas iron ore mine located approximately 27 kilometers north-west of the town of Lázaro
Cárdenas in the State of Michoacán, Mexico. The concentrated ore is pumped from the mine site through a slurry pipeline to the steel plant facility in Lázaro Cárdenas.
ArcelorMittal has progressed on its project to increase pellet feed production at Las Truchas mine to 2.3 million tonnes per annum with DRI concentrate grade capability. This project will enable concentrate production for the BF route and DRI route, with the goal of supplying ArcelorMittal Mexico's steel operations with high quality feed. Production is expected to start in the first half of 2026. See "—Capital expenditures".
For further details on ArcelorMittal Mexico mining assets
production and other related information, see "—Mineral
reserves and resources".
AMLPC
AMLPC is the largest mini-mill in Canada and has the flexibility to use either DRI or scrap, depending on their respective
economics. It produces wire rods, wire products and bars,
primarily sold in Canada and the United States and principally serves the automotive, appliance, transportation, machinery and construction industries. It also produces slabs that are used within ArcelorMittal.

Management report

BRAZIL			Crude Steel
Unit	Country	Locations	Production in 2024 (in million tonnes per year) [1]	Type of plant	Products
Sol	Brazil	Vitoria	n/a	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	6.9	Integrated	Flat
ArcelorMittal Vega [2]	Brazil	São Francisco do Sul	n/a	Downstream	Flat
ArcelorMittal Brasil	Brazil	João Monlevade	1.1	Integrated	Long/ Wire Rod
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba	1.9	Mini-mill	Long/ Bar, Wire Rod
ArcelorMittal Brasil	Brazil	Barra Mansa, Resende	0.9	Mini-mill	Long/Rebar, Wire rod, Bars, Sections, Wires
ArcelorMittal Pecém	Brazil	Pecém	3.0	Integrated	Flat
Acindar [3]	Argentina	Villa Constitucion	0.7	Mini-mill	Long/ Wire Rod, Bar
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	n/a	Downstream	Long/ Wire Rod
Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	n/a	Downstream	Pipes and Tubes

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100.0	Iron Ore Mine (open pit)	Lump and fines
1.n/a = not applicable (no crude steel production).
2.ArcelorMittal Vega commissioned a new hot dip galvanizing and annealing combiline in June 2024 in the framework of the expansion project.
3.Acindar commissioned a new hot dip galvanizing line in February 2024, which allowed for the dismantling the two old electro-galvanizing lines (LG-2 and LG-5) in
December and May 2024, respectively.
ArcelorMittal Brasil
ArcelorMittal Brasil produces both flat and long steel products.
Flat products are manufactured at ArcelorMittal Tubarão,
ArcelorMittal Pecém and ArcelorMittal Vega. Its products include slabs, hot rolled coil, cold rolled coil and galvanized steel, and serve customers in automotive, appliances, construction and
distribution segments. The Tubarão complex uses the integrated steelmaking route to produce slabs and rolling hot rolled coils and is strategically located with access to the Praia Mole Marine
Terminal as well as road and railway systems. The Vega facility has cold rolling and coating facilities and easy access to the port of São Francisco do Sul. The Vega expansion project was
completed in the second quarter of 2024 and is currently
ramping up. The first cold rolled annealed coil was produced in the new continuous galvanizing and annealing combiline on
June 19, 2024, followed by first coated coil on July 15, 2024 and first Magnelis coil on September 10, 2024. See "—Capital
expenditures".
A project is under development to construct a new high added value finishing line (cold rolling mill) and a continuous coating line at Tubarão facility. The project is undergoing internal approvals, and ArcelorMittal Brasil is currently moving forward with detailed engineering (full feasibility study).
The Pecém facility located in the state of Ceará in northeast
Brazil was commissioned in 2016 and acquired by ArcelorMittal in 2023. It uses the integrated steelmaking route to produce slabs and has access via conveyors to the Port of Pecém, a
large-scale, deepwater port located 10 kilometers from the plant.
ArcelorMittal Brasil’s long products include wire rod and wire, sections, merchant bars, special bars and rebars, for use in civil construction, industrial manufacturing, agricultural and
distribution sectors. It produces transformed products including, among others, welded mesh, trusses, annealed wire and nails. It owns upstream and downstream steel facilities in Monlevade,
Juiz de Fora, Piracicaba, Barra Mansa and Resende and
operates an extensive distribution network across the country selling to retail customers. It owns interests in two subsidiaries,
Belgo Bekaert Arames Ltda. ("BBA"), which manufactures wire
products for agricultural and industrial end-users, and Belgo-
Mineira Bekaert Artefatos de Arame Ltda., which produces steel cords used in the tire industry. ArcelorMittal Brasil also owns forests, and its subsidiary ArcelorMittal Bioflorestas produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and to exchange for pig iron with local producers.
The investment in a new sections mill at Barra Mansa
commenced in the first quarter of 2022 and is expected to
complete in the second half of 2025. See "—Capital
expenditures".

Management report
The upstream expansion project in Monlevade was cancelled in the fourth quarter of 2024 due to the economic situation in Brazil and high steel imports. The Company is currently exploring
lower capital intensive options.
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
ArcelorMittal Brasil - Andrade Mine
ArcelorMittal Brasil operates the Andrade iron ore mine located approximately 80 kilometers east of Belo Horizonte in the Minas
Gerais State of Brazil. In addition to the open pit mine,
ArcelorMittal operates a crushing, screening and concentration facility. Fine material produced at the mine is transported to the
Monlevade plant through a private railway line.
ArcelorMittal Brasil - Serra Azul Mine
ArcelorMittal Brasil operates the Serra Azul iron ore mine
located approximately 50 kilometers southwest of the town of
Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal
operates an open pit mine and a concentrating facility at the site. Iron ore product is shipped mainly to the ArcelorMittal Brasil integrated plants and to the local Brazilian market.
ArcelorMittal Serra Azul mine has a project to construct new facilities to produce 4.5 million tonnes per annum of DRI quality pellet feed, which is expected to be completed in the second half of 2025; see "—Capital expenditures".
For further details on Brazil mining assets, production and other related information, see "—Mineral reserves and resources".

EUROPE			Crude Steel
Unit	Country	Locations	Production in 2024 (in million tonnes per year) [1]	Type of plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	3.1	Integrated	Flat, Coke
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	1.8	Integrated	Flat
ArcelorMittal Belgium	Belgium	Ghent, Geel, Genk, Liège	5.2	Integrated and Downstream	Flat
ArcelorMittal France	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse-Indre	4.8	Integrated and Downstream	Flat
ArcelorMittal Méditerranée [2,3]	France	Fos-sur-Mer, Saint-Chély	1.9	Integrated and Downstream	Flat
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka, Sagunto	3.6	Integrated and Downstream	Flat, Long/ Rails, Wire Rod, Plates
ArcelorMittal Avellino & Canossa	Italy	Avellino	n/a	Downstream	Flat
ArcelorMittal Poland [4]	Poland	Kraków, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	3.8	Integrated and Downstream	Flat, Coke, Long/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao	Spain	Bilbao	0.5	Mini-mill	Flat
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange, Rodange	1.9	Mini-mill	Long/ Sheet Piles, Rails, Sections & Special Sections
ArcelorMittal Olaberria-Bergara	Spain	Olaberría, Bergara	1.0	Mini-mill	Long/ Sections
ArcelorMittal Gandrange	France	Gandrange	n/a	Downstream	Long/ Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	0.5	Mini-mill	Long/ Bars
ArcelorMittal Hamburg	Germany	Hamburg	0.8	Mini-mill	Long/ Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	1.0	Integrated	Long/ Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	0.1	Mini-mill	Long/ Sections
Sonasid	Morocco	Nador, Jorf Lasfar	0.7	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	0.5	Mini-mill / Integrated	Long/ Wire Rod, Bars

Management report

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	51.0	Iron Ore Mine (open pit)	Concentrate and lump
1.n/a = Not applicable (no crude steel production).
2.Blast furnace #1 at Fos-sur-Mer was idled in September 2023 due to low market demand. It remained idle during 2024.
3.Coke oven battery 3 at Fos-sur-Mer was permanently closed in April 2024. Coke oven battery 2 has been hot idled (with natural gas injection) since the second quarter of 2024 and will be permanently closed during 2025.
4.Coke oven battery in Kraków was permanently closed in July 2024, and coke oven battery 6 at Zdzieszowice plant was closed in December 2024.
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
The Mardyck site close to Dunkirk has finishing facilities and supplies the hot dip coating lines of Montataire. ArcelorMittal is building a new production unit for electrical steels at its Mardyck site; see "—Capital expenditures".
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
Technical ramp-up of the facility is in progress. ArcelorMittal has also started operating a pilot carbon capture unit on the blast furnace off-gas at ArcelorMittal Gent in Belgium during 2024 with several partners. See “Business overview—Sustainable
development—Climate change and decarbonization".
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
ArcelorMittal Méditerranée
ArcelorMittal Méditerranée operates a flat carbon steel plant in
Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély d’Apcher, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers

Management report
west of Marseille on the Mediterranean Sea and includes a
private wharf for inbound and outbound flows.
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
At the Fos-sur-Mer site, a new ladle furnace was commissioned in the steel shop in September 2024.
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
In May 2024, the Company commenced construction of a new
1.1 million tonne EAF for long products at the Gijón site and which will ultimately lead to a reduction of 1 million tonnes of
CO2e. See “Business overview—Sustainable development—
Climate change and decarbonization".
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
In November 2023, ArcelorMittal Poland announced its decision to hot idle the coke oven battery in Kraków due to low demand and coke pricing dynamics. In July 2024, the Company
completed its closure. ArcelorMittal Poland's coke plant in
Zdzieszowice currently operates five coke oven batteries,
following the decommissioning of the battery 6 unit in 2024.
ArcelorMittal Eisenhüttenstadt
ArcelorMittal Eisenhüttenstadt is situated on the Oder river near the German-Polish border, 110 kilometers southeast of Berlin.
ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-
automated flat steel producing plant. The facility runs with one medium-sized blast furnace.
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
ArcelorMittal is investing €67 million in a new EAF at its Belval site. This investment is part of a series of projects that were the subject to a MoU signed in September 2022 between
ArcelorMittal Luxembourg and the Ministry of the Economy. The
new EAF will offer improved energy efficiency and increase
steel production capacity in Luxembourg by almost 15%,
reaching 2.5 million tonnes of steel per year. Preparation for final erection works on the new EAF is ongoing, with dedicated plant outage currently scheduled for September 2025, and full commissioning is expected in the first quarter of 2026.
ArcelorMittal Hamburg
ArcelorMittal Hamburg produces billet and high quality wire rod and its products are mainly sold in the European market,
primarily to automotive and engineering customers.
The Hamburg site already operates Europe’s only DRI-EAF
plant. Revamping of the DRI plant at the Hamburg site began in
October 2023, and production restarted in September 2024.

Management report
ArcelorMittal Olaberria-Bergara
The Olaberría-Bergara facilities produce billets and sections.
The Olaberría facility's products are sold to the local
construction market as well as to export markets, while the
Bergara facility’s products are sold primarily to the local
European construction market.
ArcelorMittal Duisburg
ArcelorMittal Duisburg produces blooms, billets, bars and high quality wire rod and its products are mainly sold in the European market primarily to automotive, railway and engineering
customers. ArcelorMittal Duisburg successfully commissioned
its second ladle furnace in July 2024.
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
For further details on ArcelorMittal Prijedor mining assets, production and other related information, see "—Mineral
reserves and resources".

Sustainable Solutions			Crude Steel

Unit	Main countries of presence	Main locations	Production in 2024 (in million to nnes per year) [1]	Type of plant	Products
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Dunkirk	0.4	Mini-mill and Downstream	Flat
ArcelorMittal Construction	France, Germany, Spain, Italy, Slovakia, Poland, India	Contrisson, Haironville, Trier, Reichshof, Zaragosa, Cervera, Abruzzo, Senica, Swietochlowice	n/a	Downstream	Steel building systems
ArcelorMittal Projects	UAE, Netherlands, USA, Brazil, China, Egypt	Hamriyah, Jebel Ali, Heijningen, Hoogeveen, Serra, Changzhou, Badr City	n/a	Downstream	Customized steel solutions for complex projects in civil infrastructure and energy
ArcelorMittal Steel Service Centers and Distribution	France, Germany, Belgium, UK, Spain, Poland, Luxembourg	Reims, Neuwied, Geel, Krakow, Bytom, Differdange	n/a	Downstream	Tailor-made solutions of flat steel processed products. Sales entities serving small customers with wide range of steel products
ArcelorMittal Tubular Products [2,3,4]	Poland [3], Romania, Czech Republic, Germany, France, Spain	Kraków [3], Roman, Iasi, Karvina, Altensteig- Walddorf, Hautmont, Chevillon, Vitry, Lexy, Rettel, Vincey, Legutiano, Zalain- Lesaka, Berrioplano	n/a	Downstream	Pipes and Tubes
Recycling	Germany, Netherlands, United Kingdom	Eppingen, Frankfurt, Sennfeld, Almelo, Beverwijk, Aberdeen	n/a	Downstream	Scrap collection and recycling
AM Green Energy	India	Andhra Pradesh	n/a	Renewable energy	Solar and wind power
1.n/a = not applicable (no crude steel production)
2.ArcelorMittal Tubular Products Iasi decommissioned its pipe mill #2 (R220) in July 2024.
3.Dismantling of both pipe mills #1 and #2 at ArcelorMittal Tubular Products Kraków plant commenced in December 2024 and is expected to be completed by the end of the first quarter of 2025.
4.ArcelorMIttal Tubular Products Lexy permanently idled its five pipe mills at its Fresnoy site in the first quarter of 2024.
The Sustainable Solutions segment is composed of a number of niche capital-light businesses and includes the following
activities:
Construction
Production of steel building systems, including insulation,
sandwich panels, profiles and turnkey pre-fabrication solutions.
Approximately 30% of the business relates to panels (e.g.

Management report
insulation) which support buildings to increase their energy efficiency and a lower carbon footprint.
On May 31, 2024, ArcelorMittal Construction completed the
acquisition of Italpannelli Srl in Italy and Italpannelli Iberica in
Spain (following the purchase of Italpannelli Germany in March
2023) to significantly increase its capabilities in the panel business. See "Introduction—Key transactions and events in
2024".
Projects
Projects is a global one-stop provider of customized steel
solutions and services for large and complex projects across energy and civil infrastructure.
Industeel
Industeel provides solutions to meet the design needs of the most demanding customer specifications with a complete range of high-quality steel grades. Industeel is also ‘XCarb® recycled and renewably produced’ producer since 2023 and has received
Responsible Steel Certification. Industeel, with operations in
Charleroi (Belgium), Le Creusot, Chateauneuf, Saint-Chamond
and Dunkirk (France) is designed to produce special steel plates including stainless steel products and extra heavy gauge
products of alloyed carbon steel.
Renewables
AM Green Energy's $0.7 billion investment in the 975MW
renewable energy project was launched in 2022 by
ArcelorMittal. The project integrates solar and wind power
generation, coupled with energy storage solution through a co-
located pumped hydro storage plant, which helps to overcome
the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. AMNS India
entered into a 25 year off-take agreement with ArcelorMittal to purchase renewable power from the project. See “Business
overview—Sustainable development—Climate change and
decarbonization".
Recycling
Recycling plays an increasingly important role in
decarbonization. ArcelorMittal is investing and developing its scrap recycling and collection capabilities (three scrap recycling businesses acquired in Europe and the United Kingdom in
2022-2023 with combined collection capacity of approximately 1 million tonnes).
Processing and distribution
Processing and distribution includes European distribution, steel service centers and tubular processing. The European leading steel distributor delivers steel solutions and services in safest, quickest, and ecological way to all customers over Europe.
ArcelorMittal Tubular Products has operations in five countries:
Romania, Czech Republic, France, Spain and Germany (its
Kraków plant in Poland stopped production from the first quarter of 2024 in response to market volatility and the intention to reduce its carbon footprint).
Mining
ArcelorMittal’s Mining segment has iron ore production facilities in Canada and Liberia. The following table provides an overview of the principal mining operations of ArcelorMittal’s Mining segment. For detailed information regarding ArcelorMittal's Mining segment see "—
Mineral reserves and resources".

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
AMMC	Canada	Mt Wright, Fire Lake and Port Cartier, Qc	85.0	Iron Ore Mine (open pit), pellet plant, railway and port	Concentrate and pellets
AML	Liberia	Yekepa	85.0	Iron Ore Mine (open pit), railway and port	Fines and Concentrate

Others			Crude Steel

Unit	Country	Locations	Production in 2024 (in million tonnes per year)	Type of plant	Products
AMKR	Ukraine	Kryvyi Rih	1.6	Integrated	Long
ArcelorMittal South Africa [1,2]	South Africa	Vanderbijlpark, Newcastle	2.6	Integrated Mini-mill Downstream	Flat, Long, Pipes and Tubes

Management report

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
AMKR	Ukraine	Kryvyi Rih	95.1	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
1.Coke oven batteries 6 and 7 in Vanderbijlpark were permanently closed in September 2024. Coke oven battery 4 in Newcastle was closed in September 2024 upon reaching the end of its life.
2.ArcelorMittal South Africa permanently discontinued operation of the Vereeniging melt shop (EAF and continuous casting machine), which was under care and maintenance since October 2022, in the fourth quarter of 2024. The Vereeniging small section mill was permanently decommissioned in the fourth quarter of 2024.
ArcelorMittal South Africa
ArcelorMittal South Africa is one of the largest steel producers in
Africa and is listed on the JSE Limited in South Africa.
ArcelorMittal South Africa has two main steel production
facilities: Vanderbijlpark and Newcastle, which are located
inland. ArcelorMittal South Africa also has a metallurgical by-
products division (Coke and Chemicals) split into two coke-
making and by-products operations at the steel production
facilities (Vanderbijlpark and Newcastle).
ArcelorMittal South Africa has a diversified range of products and includes hot rolled plates and sheet in coil form, cold rolled sheet, coated sheet, wire rod and sections, as well as forgings.
In 2024, 77% of its products were sold in the South African
domestic market, while Africa is its largest export market. It also sells into Asia and sells minor tonnage into Europe and the
Americas.
On January 6, 2025, ArcelorMittal South Africa announced the wind-down of its Long products Business. Steel production was originally announced to cease by late January 2025, and the
wind-down of the remaining production processes to be
completed in the first quarter of 2025. Currently, the wind-down is being postponed for one additional month as discussions
continue regarding potential governmental support. See
“Introduction—Key transactions and events in 2024".
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
ArcelorMittal Kryvyi Rih
AMKR’s product range includes billets, rebars and wire rods, light sections (angles) and merchant bars (rounds, squares and strips). Its products are sold to a range of industries, such as hardware, construction, re-rolling and fabrication. The markets for its products include Ukraine, CIS, Europe, North Africa,
Middle East, North and Central America and China.
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
During 2024, with respect to its steelmaking operations in Kryvyi
Rih, the Company continued to ramp up operations and has
been operating two blast furnaces. As of the end of 2024, AMKR was operating its open pit mining facilities at 75% of capacity and its steel facilities at 23% of capacity.

Management report

Investments in joint ventures
Unit	Country	Locations	Capacity in 2024 (in million tonnes per year)	Type of plant	Products
AMNS India	India	Hazira, Gujarat	8.8 [1]	Integrated	Flat
AMNS Calvert	United States	Calvert	5.3 [2]	Steel processing	Steel finishing
VAMA	China	Loudi, Hunan	2.0 [3]	Steel processing	Automotive steel finishing

Captive mining operations
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Thakurani Iron Ore Mine	India	Odisha	60.0	Iron Ore Mine (open pit)	Lump and fines
Ghoraburhani-Sagasahi	India	Odisha	60.0	Iron Ore Mine (open pit)	Lump and fines
1.Crude steel capacity.
2.Flat-rolled steel products production capacity.
3.Cold rolled coils, aluminized coils, hot dip galvanized coils production capacity.
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
In terms of iron ore pellet capacity, the Kirandul-Vizag system has 8 million tonnes of annual pellet capacity; and the Dabuna-
Paradeep system has 12 million tonnes of annual pellet
capacity.
AMNS India completed the acquisition of the portfolio of
strategic infrastructure assets from Essar Group. The remaining assets which were pending due to regulatory approvals have
been acquired during 2024 and include a 16 million-tonne per annum all-weather, deep draft terminal at Visakhapatnam,
Andhra Pradesh (along with an integrated conveyor connected
to AMNS India’s iron ore pellet plant in the port city) and a 100-
kilometer Gandhar - Hazira transmission line, connecting AMNS
India’s steelmaking complex with the central electricity grid.
The resolution plan submitted for the acquisition of AMNS India in 2018 included a capital expenditure plan of approximately
$2.6 billion to be implemented in two stages over 6 years. The first stage involves investments which increase production of finished steel goods to 7.6 million tonnes per annum. It includes capital expenditure projects with respect to third line CSP caster
(completed), Paradeep pellet plant (completed), as well as coke oven, second sinter plant and Dabuna beneficiation plant (in progress). The first stage also includes investment in
maintenance to restore current assets, the implementation of an environmental management plan and the implementation of
ArcelorMittal’s best practices on raw material sourcing, plant operations, sales and product mix (in particular through greater sophistication of the quality and markets of the steel produced with a focus on developing sales to the automotive industry), people management and health & safety. The second stage
involving capital expenditure projects to increase the production of finished steel goods from 7.6 million tonnes per annum to 8.6 million tonnes per annum is now included in the expansion
investment plan launched in October 2022 as described below.

Management report
AMNS India intends to further debottleneck existing operations
(steel shop and rolling parts) in the medium term. The first phase of expansion represents capital expenditures of
approximately $7.7 billion ($0.8 billion for debottlenecking, $0.2 billion for operational readiness, $1.0 billion for downstream projects and $5.7 billion for upstream projects) and started in
October 2022. It aims to increase production at the Hazira
facility to 15 million tonnes of rolled products by the second half of 2026 (phase 1) following the construction of two blast
furnaces (blast furnace 2 to start in 2025 and blast furnace 3 in
2026), the capacity increase of the existing blast furnace 1 from
2.2 to 2.8 million tonnes per annum and it includes also a cold rolling mill 2 complex and galvanizing and annealing line, steel shop, hot strip mill and ancillary equipment (including coke, sinter, networks, power, gas, oxygen plant, etc.) and raw
material handling. Continuous galvanizing line No. 4 was
commissioned in December 2023, which will enable AMNS India
to launch the Magnelis product for the growing renewable
energy sector. Plans are under development to expand the
production capacity further. As per phase 2, steelmaking
capacity would grow to 18 million tonnes per annum by 2028
and as per phase 3 production capacity would further increase to 24 million tonnes. Additionally, greenfield development
options are under consideration to take steelmaking capacity to
40 million tonnes per annum in the long-term. See "—Capital
expenditures".
In terms of mining assets, AMNS India operates the Thakurani mine in the Keonjhar district of Odisha and the Ghoraburhani-
Sagasahi mine in the Sudargarh district of Odisha. The
Thakurani mine is operating at full 5.5 million tonnes per annum capacity and concentrated material is transported by pipeline from the Dabuna plant to the Paradeep pellet plant, located on the coast at Bay of Bengal. AMNS India commenced the
operations at the Ghoraburhani-Sagasahi iron ore mine in
September 2021. The mine is set up to gradually ramp up
production until 2026 to a rated capacity of 7.2 million tonnes per annum. The iron ore final product is supplied to the
beneficiation plant in Dabuna from where the feed reaches the pellet plant at Paradeep and contributes significantly to meeting
AMNS India’s long-term raw material requirements. For further details on Indian mines production and other information, see "
—Mineral reserves and resources".
AMNS Calvert
AMNS Calvert ("Calvert"), a joint venture between the Company and NSC, is a steel processing plant in Calvert, Alabama, United
States. Its 2,500 acre property layout allows for optimal product flow and room to expand. It has a Hot strip mill "HSM" with 5.3 million tonnes capacity, pickling and cold rolling facilities with 3.6 million tonnes capacity and finishing facilities with a total capacity of 2.1 million tonnes. Slabs for Calvert's operations are sourced from ArcelorMittal plants in Brazil and Mexico and from former ArcelorMittal USA, which following the divestment to
Cleveland-Cliffs, entered on December 9, 2020 into a new five-
year agreement with Calvert (with an automatic three-year
extension unless either party provides notice of intent to
terminate) for 1.5 million tonnes annually for the initial term and
0.55 million tonnes annually under the extension and which, in each case, can be reduced with a six-month notice. In
December 2024, Cleveland-Cliffs formally issued a notice to
terminate the agreement at the end of the initial term on
December 9, 2025. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service
center and appliance/ HVAC industries.
Calvert is constructing an on-site steelmaking facility through a
1.5 million tonnes capacity EAF (producing slabs for the existing operations and replacing part of the purchased slabs).
Construction commenced in March 2021 after obtaining all
environmental permits, and the facility is currently under
commissioning. See "—Capital expenditures".
VAMA
Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan ValinSteel Co., Ltd which
produces steel (1.5 million tonne capacity) for high-end
applications in the automotive industry. VAMA supplies
international automakers and first-tier suppliers as well as
Chinese car manufacturers and their supplier networks. It is well positioned to take advantage of the growing electric vehicle market, and in February 2021 a project was launched to
increase its capacity by 40% to 2 million tonnes with self-funded expansion involving capital expenditures of $195 million. The capital expenditures related to new continuous hot galvanizing line ("CGL") capacity of 450 thousand tonnes per year to reach
1.6 million tonnes per year in CGL/CAL combined capacity and
2.0 million tonnes per year in pickling line and tandem cold mill
("PLTCM"). First commercial coil was produced on January 3,
2023 and commercial production began in April 2023. The
project has been operating at full capacity since July 2023.
Ventos de Santo Antonio
On May 5, 2023, ArcelorMittal Brasil formed the joint venture
Ventos de Santo Antonio Comercializadora de Energia S.A.
("VdSA") with Casa dos Ventos, one of Brazil’s largest
developers and producers of renewable energy projects, to
develop a 554 MW wind power project in the central region of
Bahia, in north-east Brazil. ArcelorMittal Brasil holds a 55%
stake in the joint venture, with Casa dos Ventos holding the remaining 45%. The $0.8 billion project aims to secure and
decarbonize a considerable proportion of ArcelorMittal Brasil’s future electricity needs and is estimated to provide 38% of
ArcelorMittal’s Brasil’s total electricity needs in 2030 pursuant to a 20-year power purchase agreement to be entered into with the joint venture for the supply of electricity. VdSA is equity

Management report
accounted and ArcelorMittal’s total equity investment will be
$0.15 billion. Project execution is on track with overall project progress of approximately 80%. Operational commissioning is
expected in 2025.
In addition, ArcelorMittal Brasil signed related contracts on
August 21, 2024 for the development of two solar energy
projects with a combined capacity of 465MW, equivalent to 14%
of its current electricity requirements. See "Introduction—
Sustainable development highlights".
See note 2.4.1 to the consolidated financial statements for
further information on investments in joint ventures.
Capital expenditures
The Company’s capital expenditures were $4.4 billion, $4.6
billion and $3.5 billion for the years ended December 31, 2024,
2023 and 2022, respectively. The following table summarizes
the Company’s principal growth and optimization projects
involving significant capital expenditures that are currently ongoing. In 2025, capital expenditures are expected to be in the range of $4.5 to 5.0 billion of which $1.4 to $1.5 billion is expected as strategic growth capital expenditure and $0.3-$0.4 billion on projects related to decarbonization. ArcelorMittal expects to fund these capital expenditures primarily through internal sources. See “Operating and financial review—Liquidity and capital resources—Sources and uses of cash—Net cash
used in investing activities” and note 3.1 to the consolidated financial statements for further information, including capital expenditures by segment.

Completed Projects
Segment	Site / Unit	Capacity / particulars	Key date / Forecast completion	Note #
Brazil	ArcelorMittal Vega Do Sul	Increase hot dipped / cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	Second quarter 2024 (first coil)	a
Sustainable Solutions	Andhra Pradesh (India)	Renewable energy project: 1GW of nominal capacity solar and wind power	Commissioning in progress	b
India and JVs	AMNS Calvert	New 1.5 million tonnes EAF and caster	Commissioning underway	c

Ongoing Projects*
Segment	Site / Unit	Capacity / particulars	Key date / Forecast completion	Note #
Brazil	Serra Azul mine	Facilities to produce 4.5 million tonnes per year DRI quality pellet feed by exploiting compact itabirite iron ore.	Second half 2025	d
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4 million tonnes per year	Second half 2025	e
Europe	Mardyck (France)
New Electrical Steels. Facilities to produce 170 thousand
tonnes NGO Electrical Steels (of which 145 thousand tonnes
for auto applications) consisting of annealing and pickling line
(APL), reversing mill (REV) and annealing and varnishing
(ACL) lines
			First half 2025 for ACL Second half 2025 for APL/REV	f
Mining	Liberia mine	Phase 2: Iron ore expansion to 20 million tonnes per annum; blending a portion of the new concentrate with crushed ore product to produce a sinter feed blend (>62% Fe)	(first concentrate produced) full 20 million tonnes capacity is expected by the end of 2025	g
North America	Las Truchas mine (Mexico)	Revamping project with 1 million tonnes per year pellet feed capacity increase (to 2.3 million tonnes per year) with DRI concentrate grade capability	First half 2026	h

Management report

India and JVs	Hazira
Debottlenecking existing assets; AMNS India medium-term
Phase 1 plans are to expand and grow in Hazira to
approximately 15 million tonnes by end of 2026; ongoing
downstream projects; plans for expansion to 24 million tonnes under preparation by 2030; additional greenfield opportunities under development
		Second half 2026	i
North America	AM Calvert (USA)
Advanced manufacturing facility for non-grain oriented
electrical steel (NOES) with a capacity of up to 150 thousand tonnes per year, essential for EV production and other
commercial/industrial applications. The project consists of
annealing and pickling line (APL), reversing cold mill (RCM)
and annealing and varnishing (ACL).
		Second half 2027	j
*Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development).
a.The Vega Do Sul expansion project targets the growing domestic market with an approximately $0.4 billion investment. It includes an option for a 100,000-tonne organic coating line for construction and appliances. Upon completion, it will strengthen ArcelorMittal’s position in the automotive and industrial markets with AHSS products. The pickling line and tandem cold mill produced their first coil in June 2023, followed by the first continuous annealed commercial coil in June 2024. Coated production (GI)
began in July 2024, Magnelis trials in September 2024, and the CGLCAL PAC-Provisional Acceptance Certificate was issued on December 16, 2024.
b.See “Business overview—Sustainable development—Climate change and decarbonization".
c.AMNS Calvert is constructing a new 1.5 million tonnes EAF and caster. The facility is currently in the hot commissioning phase. The new EAF project with investment over
$1 billion, integrated with ArcelorMittal’s HBI facility in Texas, will enable Calvert to supply automotive customers with lower CO2 embodied steel, melted and poured in the
U.S. The new EAF has a strong product mix of advanced steel grades, including Exposed, Dual Phase (DP), Multiphase (MP), Third Generation (Gen-3) steels and Press
Hardened Steels (PHS) namely Usibor®. Option to add a further 1.5 million tonnes EAF at lower capital expenditure intensity is being studied.
d.The Serra Azul project's current investment forecast is approximately $0.5 billion. The DRI quality pellet feed is expected to primarily supply ArcelorMittal Mexico steel operations. Completion is delayed by 1 year mainly due to delayed delivery of equipment.
e.Approximately $0.3 billion investment in the Barra Mansa (Brazil) sections mill aims to expand domestic market share and profitability with higher added value ("HAV")
products like merchant and special bars. Project completion is now expected in the second half of 2025 as a result of unforeseen challenges during civil works.
f.ArcelorMittal, with French government support, is establishing a new electrical steels production unit at Mardyck, complementing its Saint-Chély d’Apcher plant. The $0.5 billion investment will be completed in two phases: commissioning and ramp-up of the annealing and coating line in the first half of 2025, followed by APL and REV startup in the second half of 2025. The delay from the initial timeline is due to unforeseen civil construction challenges and resource constraints among main contractors.
g.ArcelorMittal Liberia has been operating at 5 million tonnes per annum of direct shipping ore (DSO) since 2011 (Phase 1) and restarted construction of a concentrator and associated infrastructure (Phase 2). Project commissioning ongoing with most procurement and civil  works completed in 2024 (with minor areas still to be concluded) and structural, mechanical, piping and platework well progressed. An opportunity to increase port shipment capacity to 20 million tonnes per annum led to a revised project capital expenditure of $1.8 billion (previously $1.4 billion), reflecting a multiple product approach (sinter feed and concentrate) following revised mining plan and additional investment in material handling, port infrastructure, covered stockpile and power supply. The revised scope allows for an additional 5 million tonnes per annum of blended product, bringing total shipment capacity to 20 million tonnes per annum (previously 15 million tonnes per annum). By blending a portion of the new concentrate with crushed ore product, a sinter feed blend (>62% Fe) can be produced, increasing Liberia’s marketable production. Of the targeted 20 million tonnes, 75% or 15 million tonnes of sinter feed is to be made up of a blend of 10 million tonnes concentrate and 5 million tonnes of crushed ore, and remaining 25% or 5 million tonnes is to be represented by high-grade concentrate. First concentrate was produced during commissioning activities in the fourth quarter of 2024, with commissioning targeted for mid-2025 and full project completion and capacity ramp-up expected in the fourth quarter of 2025. Approximately 10 million tonnes of shipments are targeted in 2025 (with the majority of shipments expected in the second half of 2025). In addition, a phased plan to expand capacity up to 30 million tonnes per annum, including DRI-quality concentrate is under study.
h.Approximately $0.2 billion investment project will enable concentrate production to the blast furnace route (2 million tonnes per year) and DRI route (0.3 million tonnes per year) for a total of 2.3 million tonnes per year. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Due to delay in equipment delivery and construction works, amplified by the strike/illegal blockade of the mine in the second and third quarters of 2024. production is expected to start in the first half of 2026.
i.AMNS India medium-term plans are to expand and grow initially to approximately 15 million tonnes by the second half of 2026 in Hazira (phase 1) including automotive downstream and enhancements to iron ore operations, with estimated capital expenditure of approximately $7.7 billion ($0.8 billion for debottlenecking, $0.2 billion for operational readiness, $1.0 billion for downstream projects and $5.7 billion for upstream project). Studies for options to further expand capacity at Hazira from 15 million tonnes to ultimately reach 24 million tonnes are in progress. Also,the development of two greenfield options on the East Coast (Paradeep and Kendrapara) to take overall capacity above 40 million tonnes is under study.
j.See "Introduction—Sustainable developments highlights"
In addition, in 2024, the Company approved 17 multi-year
projects with identified environmental benefits and involving capital expenditures of $219 million and 32 multi-year projects with identified energy benefits and involving capital expenditure of $326 million. The latter also includes 11 multi-year projects specifically targeted to decarbonization involving capital
expenditures of $146 million. Capital expenditures related to decarbonization initiatives amounted to $0.3 billion for the year ended December 31, 2024 and are expected to remain stable
between $0.3 to $0.4 billion in 2025, with main spend focusing on continuation of engineering studies on DRI-EAF facilities in
Europe (flat products), implementation of new EAF project in
Gijón (long products) with total expected investment of $0.2 billion and EAF capacity expansion in Sestao (flat products) with total expected investment of $0.1 billion, as well as new DR pellet project in AMMC.
ArcelorMittal's joint ventures have also announced significant capital expenditure projects. See "Property, plant and equipment
—Investments in joint ventures" and "Property, plant and
equipment—Capital expenditures".

Management report
Mineral reserves and resources
ArcelorMittal has iron ore production facilities in North America
(Canada and Mexico) South America (Brazil), Europe (Bosnia
and Ukraine), Africa (Liberia) and in India through its joint venture AMNS India. ArcelorMittal also operated iron ore and coal production facilities in Kazakhstan, which were sold on
December 7, 2023. See note 2.3 to the consolidated financial statements for further information. Following the sale of the
Kazakhstan operations, there was no coal production in 2024, while coal production for 2023 and 2022 was 2.0 million tonnes and 2.6 million tonnes, respectively. The Company has two
categories of mining operations, namely captive mines, and
seaborne oriented operations. Captive mines, whose production is mainly consumed by their respective steel segments, form
part of such segments. The seaborne iron ore mining operations at AMMC and AML correspond to the Mining segment.
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

Operations/Projects	Segment	% of Ownership Interest	Type of Ownership Interest	In Operation since
Iron Ore
Mexico (Excluding Peña Colorada)	North America	100.0	subsidiary	1976
Peña Colorada - Mexico	North America	50.0	joint operation	1974
Brazil	Brazil	100.0	subsidiary	1944
Bosnia	Europe	51.0	subsidiary	2008
AMKR Open Pit	Others	95.1	subsidiary	1959
AMKR Underground	Others	95.1	subsidiary	1933
AML	Mining	85.0	subsidiary	2011
AMMC	Mining	85.0	subsidiary	1976
Vallourec Pau Branco mine	Not Consolidated	27.9	associate	1980
India	Not Consolidated	60.0	joint venture	1961
Baffinland	Not Consolidated	25.2	associate	2014

2022 aggregate ROM iron ore production, millions of tonnes[1]		102.5
2023 aggregate ROM iron ore production, millions of tonnes[1]		98.4
2024 aggregate ROM iron ore production, millions of tonnes[2]		100.7
Coal
Karaganda - Kazakhstan		100.0	subsidiary	1956
2022 aggregate ROM coal production, millions of tonnes		7.0
2023 aggregate ROM coal production, millions of tonnes[1]		5.8
1. Total ROM iron ore and coal production in 2023 and 2022 includes Kazakhstan iron ore and coal mining operations, which were sold on December 7, 2023. Iron ore and coal production is included in the table through the transaction closing date.
2. Total ROM iron ore production in 2024 does not include Vallourec Pau Branco mine.

Management report
Summary of ArcelorMittal’s Mining Operations
ArcelorMittal's iron ore mining operations include the captive mines of the North America, Brazil and Europe segments, Others and
AMMC and AML in the Mining segment. ArcelorMittal has either 100%, equal or majority interest in these mining operations. In addition, the Company owns a 60% interest in the AMNS India joint venture and a 25.23% interest in the associate Baffinland. On August 6,
2024, the Company acquired a 28.4% interest in the associate Vallourec who owns and operates the Pau Branco mine in Brazil.
ArcelorMittal's mining operations included full ownership of the captive iron ore and coal mines in Kazakhstan forming part of the former
ACIS segment, until the sale of ArcelorMittal Temirtau (i.e., December 2023).

CANADA
Baffinland
CANADA
AMMC
UKRAINE
Kryvyi Rih
BOSNIA
Prijedor
MEXICO
Peña Colorada
Las Truchas
San José
INDIA
Thakurani
Sagasahi
LIBERIA
Western Range
BRAZIL
Andrade
Vallourec, Pau Branco
Serra Azul
SOUTH AFRICA
Thabazimbi
N
Iron Ore Mine
2,000 miles
(approx.)
ArcelorMittal

Management report
Iron ore operations
North America
ArcelorMittal Mexico Mining Assets
ArcelorMittal Mexico operates two iron ore mines in Mexico, the Las Truchas mines, and through a joint operation with Ternium, the
Peña Colorada mine. The El Volcan and San José mines stopped production in 2019 and 2024, respectively, due to depletion of reserves.

	% of Ownership Interest	2024		2023		2022
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes

Peña Colorada - Mexico	50.0
At 100%		7.9	2.7	12.8	4.1	13.5	4.1
At ownership interest (50%)		3.9	1.4	6.4	2.1	6.8	2.1
Mexico (Excluding Peña Colorada)	100.0
Las Truchas		4.1	1.0	3.0	1.4	4.2	1.4
San Jose/El Volcan		0.5	0.2	1.4	0.7	2.4	1.0

North America, (100% basis)		12.5	3.9	17.2	6.2	20.1	6.5
North America, (ArcelorMittal ownership basis)		8.5	2.6	10.8	4.2	13.4	4.5
Peña Colorada
Peña Colorada is the operator of a production stage surface iron ore mine, located 60 kilometers to the north-east of the port city of Manzanillo, in the province of Minatitlán in the north-western part of the State of Colima, Mexico. ArcelorMittal holds 50% of
Peña Colorada through a joint operation with Ternium, who
owns the other 50% interest.
Peña Colorada controls a total of 4,167 hectares of surface
rights and holds mineral rights over 39,978 hectares (98,791 acres) across 20 concessions. According to new regulations,
government concessions are granted by the Mexican federal
government for an initial period of 30 years. However, the
applicability of this new regulation to Peña Colorada is subject to pending governmental procedures as of the date of this annual report. The expiration dates of the current mining concessions range from 2043 to 2062.
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
Government concessions are granted by the Mexican federal
government for a period of 50 years and are renewable. The
expiration dates of the current mining concessions range from
2044 to 2053.
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

Management report
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
San José
The San José mine ceased its operations in 2024 due to the
depletion of resources, as such there have been no mineral
reserves or resources estimated for this property. It is located approximately 40 kilometers South-East of the town of Culiacán, the capital of the State of Sinaloa, México. Mining at San José
began in 1946 and was handled by multiple owners until 2019, when ArcelorMittal secured a lease agreement and commenced
mining and pre-concentration operations. ArcelorMittal’s interest in the San José mine is 100%.
ArcelorMittal Mexico holds mineral concessions for 30 hectares which supported its now closed San José operations.
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
BRAZIL
ArcelorMittal Brasil operates the Andrade mine and Serra Azul Mineração mines.

	% of Ownership Interest	2024		2023		2022
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes

Andrade	100	2.4	1.8	2.4	2.0	2.3	1.8
Serra Azul	100	5.1	1.1	2.7	1.5	2.6	1.5
Brazil		7.5	2.9	5.1	3.5	4.9	3.3
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
ArcelorMittal Brasil holds mineral rights of over 2,885 hectares and land lease over 3,347 hectares to support its current
operation. Mining legislation in Brazil does not predetermine the duration of mineral rights and as such these rights are
considered valid to the point of mine exhaustion.
The Andrade deposit is located in the north-eastern part of the
Iron Quadrangle. The base stratigraphic section consists of
quartzites and sericite-quartzites of the Moeda formation,
followed by schists of the Batatal formation, both forming the
Caraça group. The iron rich mineral bodies are part of the
overlying Cauê formation, which represents the base of the
Itabira Group. The Caraça and Itabira groups compose the base of the Paleoproterozoic Minas Supergroup. The Cauê formation rocks are covered by dolomites and marbles, and sometimes
weathered phylites and schists, belonging to the Gandarela
formation.
In addition to the open pit mine, the Andrade mine operates a crushing and screening facility, as well as a concentration plant used to improve the quality of the sinter feed to the Monlevade plant. This concentration plant commenced production in early
2020 and concentrates the itabirite ores, enabling mixing with the higher-grade hematite ores. The concentrated iron ore

Management report
product is transported to the Monlevade steel plant through a private railway line.
In 2022, the resource model of Andrade has been updated,
resulting in a new pit optimization and mine schedule, with
updated Life of Mine schedule for the Itabirite and Hematite ores. The new life of mine extends to 2054, with increased
annual ROM capacity up to 4.5 million tonnes after 2027.
Serra Azul Mine
ArcelorMittal Mineração Serra Azul mine is a production stage open pit iron ore mine located approximately 70 kilometers
southwest of Belo Horizonte in the Minas Gerais State of Brazil.
The mine is 100% owned and operated by ArcelorMittal Brasil.
ArcelorMittal Brasil controls all of the mineral and surface rights needed to mine and process its iron ore reserves. ArcelorMittal
Brasil holds mineral rights over the Central and East claims of the Serra Azul deposit of over 375 hectares and surface rights over 288 hectares. Mining legislation in Brazil does not
predetermine the duration of mineral rights and as such these rights are considered valid to the point of mine exhaustion.
The Serra Azul mine is located in the western part of the Iron
Quadrangle, in the iron rich Cauê Formation of the Itabira
Group. The mineralization occurs as friable, semi compact and compact itabirites and banded hematite-silica rocks, with varying degrees of weathering and oxidation. Currently, Serra Azul
mines and processes the friable itabirite with the Serra Azul expansion project (see "—Capital expenditures") contemplating the mining and processing of semi-compact and compact ores.
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
In 2021, an updated resource model was generated,
incorporating the results of a 1,508 meter drilling program
completed in late 2020. The drilling program targeted further definition of the friable itabirite ("IF") ore bodies and the updated model has been used to reassess the mine life for the current IF phase of the Serra Azul Mine. This resulted in a revised life of mine for the IF phase, with mining operations extended until the end of 2024. After finalizing the IF phase, the mine will pause its production until the IC and ISC processing plant operations start in second half of 2025.
Following the integration of the Serra Azul Mine into
ArcelorMittal Brasil in 2020, an expansion project for the Serra
Azul Mine was approved, extending the mine's life until 2058.
The project considers producing 4.5 million tonnes per annum of
DRI quality pellet feed by processing compact itabirite ("IC") and semi-compact itabirite ("ISC") material. The IC and ISC
processing plant operations are scheduled to start in the second half of 2025 (see also "—Capital expenditures).
In February 2019, the Company decided to implement the
evacuation plan related to its dormant Serra Azul tailing dam.
The community situated downstream to the dam was evacuated
as a precautionary measure based on an updated stability
report following incidents in the Brazilian mining sector. This was done to enable further testing and implementation of any
additional mitigating measures. As a result, the Company has executed an agreement with the Federal and State Public
Prosecutors Offices and affected families to provide temporary assistance to the families and set technical measures required to re-establish factor of safety standards. Such agreement was extended in February 2020 and negotiations regarding
compensation continued in 2021, during which a
Complementary Agreement Term was signed with new
guidelines for compensation parameters for the impacts caused by preventive evacuation. As of December 31, 2024, the
Company had entered into 942 indemnification agreements with the affected families. The agreement contemplates the
construction of a check dam structure by the end of 2025 and the tailing dam deconstruction by 2032.

Management report
EUROPE
ArcelorMittal Prijedor is the only captive mining operation within the Europe segment.

	% of Ownership Interest	2024		2023		2022
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
ArcelorMittal Prijedor	51.0
At 100% basis		1.4	1.0	1.7	1.2	1.7	1.3
At ownership interest (51%)		0.7	0.5	0.9	0.6	0.8	0.7

ArcelorMittal Prijedor
The Omarska mine is a production stage surface iron ore mine in Bosnia and Herzegovina, operated by ArcelorMittal Prijedor.
The mine is located 25 kilometers south-east of the town of
Prijedor. ArcelorMittal Prijedor was founded in 2004 as a
partnership between ArcelorMittal (at the time LNM Holdings)
with a 51% controlling interest and local mining company Iron
Ore Mine Ljubija owning the remaining 49% stake. ArcelorMittal
Prijedor is a captive mine of the Europe segment and supplies all of its iron ore production to the ArcelorMittal Zenica steel plant.
In 2022, ArcelorMittal Prijedor acquired additional mining and land rights and started iron ore mining on a trial basis at Ljubija
Mine. Product from Ljubija mine is supplied to ArcelorMittal
Zenica steel plant where it is blended with the product from
Omarska mine.
The Omarska mine’s current concession was signed in 2018 for a period of 6 years and the renewal process is ongoing as of the date of this annual report. The property comprises 1,946
hectares of land and mineral rights. The Ljubija mine’s current concession was signed in 2022 for a period of 6 years, with an option to renew upon the expiry, in accordance with updated life of mine. The property comprises 739 hectares of land and
mineral rights. ArcelorMittal Prijedor is the registered holder of the mining rights at the Omarska mine exploitation field. Land tenure and mineral rights issued to ArcelorMittal Prijedor are indefinite and considered to be of sufficient duration to enable all reported mineral reserves on the properties to be mined in
accordance with current life of mine production schedules.
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
The ore is excavated from the Omarska and Ljubija deposits by traditional truck and shovel open pit mining methods. At the
Omarska mine, after a primary stage of crushing within the pit, the ore is transported to a processing plant via a conveyor. The processing plant on site performs crushing, screening, gravity separation, magnetic separation and filtration. At the Ljubia mine, ore is only crushed and screened.

Management report
Others
Iron ore mining operations forming part of Others include AMKR open pit and underground mines in Ukraine and Thabazimbi mine in
South Africa.

	% of Ownership Interest	2024		2023		2022
		ROM Millions of Tonnes[1]	Product Millions of Tonnes[1]	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
AMKR Open Pit	95.1
At 100% basis		19.0	7.8	11.1	4.6	11.3	4.5
At the ownership interest		18.1	7.4	10.6	4.4	10.7	4.3
AMKR Underground	95.1
At 100% basis		0.2	0.2	0.3	0.3	0.4	0.4
At the ownership interest		0.2	0.2	0.3	0.3	0.3	0.4
ArcelorMittal Temirtau Open Pit (Lisakovsk, Kentobe and Atansor)[1]	100.0
At 100% basis		—	—	2.2	1.4	2.5	1.4
ArcelorMittal Temirtau Underground (Atasu)[1]	100.0
At 100% basis		—	—	1.6	1.0	2.0	1.3
Others at 100% basis		19.2	8.0	15.2	7.3	16.2	7.6
Others at the ownership interest		18.3	7.6	14.7	7.1	15.5	7.4
1. The total production related to ArcelorMittal Temirtau is included in the table through the closing date of the sale of its operations on December 7, 2023.
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
respectively.
The iron ore deposits are located within the southern part of the
Krivorozhsky iron-ore basin. The iron mineralization at
Novokryvorizke and Valyavkinske deposits is hosted by early
Proterozoic rocks containing multiple altered ferruginous
quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have a carbonate-silicate-magnetite composition. In addition, oxidized, iron-rich quartzite is mined simultaneously with primary ore and is stored separately for possible future processing. Only the magnetite mineralization is included in the 2024 open pit iron ore reserve estimates. The high-grade iron ore of the Kirova deposit is hosted by a
ferruginous quartzite with martite and jaspilite.
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
As a result of the ongoing war in Ukraine, iron ore production was planned according to the consumption at AMKR steel plant and logistics availability. In 2024, open pit iron ore production was at approximately 75% of its maximum capacity (as
compared to approximately 45% in 2023). Mining at open pit
continued without stoppages in 2024. There have been
temporary stoppages at the underground mine in the first
quarter of 2023, the first quarter of 2024 and the underground

Management report
mine has been idled since September 2024, due to lower
demand for sinter ore. In 2024, iron ore production at the
underground mine was at approximately 26% of its maximum
capacity (as compared to 40% in 2023).
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
The Thabazimbi mine holds surface rights over 10,952.8
hectares and mineral rights over 8,662.3 hectares, valid until
2039. Further studies to define mineral reserves and the life of the mine will be undertaken in 2025.
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

Management report
MINING
Iron ore mining operations forming part of the Mining segment include AMMC in Canada and AML in Liberia.

	% of Ownership Interest	2024		2023		2022
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
AMMC	85.0
At 100% basis		63.8	24.2	65.3	22.4	66.9	24.1
At ownership interest (85%)		54.3	20.5	55.5	19.0	56.9	20.5
AML	85.0
At 100% basis		3.2	3.8	3.9	3.6	4.3	4.4
At ownership interest (85%)		2.7	3.2	3.3	3.0	3.6	3.8
Mining segment at 100% basis		67.0	28.0	69.2	26.0	71.2	28.5
Mining segment at the ownership interest		57.0	23.7	58.8	22.0	60.5	24.3
AMMC
AMMC is structured in two partnerships ArcelorMittal Mining
Canada G.P. and ArcelorMittal Infrastructure Canada G.P.,
which are both held at 85% by ArcelorMittal with a 15% non-
controlling interest held by 9404-5515 Québec Inc., a
consortium constituted, among others, of POSCO, South
Korean Steel Company and China Steel Corporation.
AMMC is a production stage property, including two deposits at
Mont-Wright and Fire Lake, and another deposit at Mont-Reed.
The mines at Mont-Wright and Fire Lake are operated by AMMC
and are both open-pit producing mines, consolidated in one
production schedule and life of mine supporting the AMMC
property's disclosed mineral reserves. The deposit at Mont-
Reed is currently in an exploration stage.
The Mont-Wright and Fire Lake deposits are located in Québec,
Canada. Mont-Wright is located near Fermont, and Fire Lake is located 85 kilometers south-east of Fermont. The Mont-Reed
deposit is located approximately 130 kilometers southwest of
Mont-Wright. Along with the Mont-Wright and Fire Lake mines,
AMMC operates an ore processing plant located on-site at
Mont-Wright, as well as a pelletizing plant located at the Port-
Cartier port.
Headquarters of the mines are based in Greater Montreal.
Fermont, the town site built to support the mining operations, is located 16 kilometers east of the Mont-Wright mining complex and is connected by Highway 389 to Baie-Comeau, which is 570 kilometers away. The Mont-Wright and Fire Lake mines are
located approximately 400 kilometers north of the city of Port-
Cartier and approximately 1,000 kilometers north-east of
Montreal.
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
All mined ore from Mont-Wright and Fire Lake is processed at the Mont-Wright processing plant, with material from Fire Lake brought in by train. Feed ore material is fed through the crusher and concentrated in the processing plant in Mont-Wright using a gravity separation method. Concentrate is shipped to Port-
Cartier, Québec, Canada, via private railroad, to the pelletizing facilities and port operations. The main products sold are
concentrate and a variety of pellets.
AML
AML is an open-pit production stage property and has been
mining direct shipping ore ("DSO") from the Mt. Tokadeh, Mt.
Gangra, and Mt Yuelliton deposits in northern Liberia, since
2011. ArcelorMittal’s ownership of AML is 85%, with the
remaining 15% owned by the Liberia Government. The
construction of the mine commenced in 1960 by a group of
Swedish companies, which ultimately became the Liberian
American-Swedish Minerals Company (“LAMCO”), and
production commenced at the Nimba deposit in 1963. After

Management report
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
The Nimba range consists of itabirites in a 250 to 450-meter-
thick recrystallized iron formation. Although the iron deposits at
Mt. Tokadeh, Mt. Gangra and Mt Yuelliton fit the general
definition of itabirite as laminated metamorphosed oxide-facies iron formation, they are of lower iron grade than the ore
previously mined at the Nimba deposit. Tropical weathering
effects have caused the decomposition of the rock forming
minerals resulting in enrichment in the iron content that is sufficient to support a DSO operation and accordingly, currently, only high-grade ore reserves of oxidized iron ore are mined.
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
This project was, however, suspended due to the onset of Ebola in West Africa and the subsequent force majeure declaration by the onsite contracting companies. AML completed a revised
feasibility study, which was updated in 2019-2020, to apply best available technology and replace wet with dry stack tailings treatment. The Phase 2 expansion includes the construction of a concentrator plant with the ability to beneficiate oxidized and transitional ores and that targets 15 million tonnes per annum of premium iron ore concentrate.
Current plans aim to optimize the product mix and achieve a 20 million tonnes per annum production rate by the end of 2025.
For the first five years, this is done by blending concentrate with
5 million tonnes per annum of crushed blend ore, which
bypasses the concentrator. This crushed blend ore mixed with concentrate makes it suitable for sinter feed. The plan is to maintain these higher production rates, so ongoing studies are exploring options to expand the resource base of crushed blend ore, optimize mass recovery through the inclusion of regrinding and flotation circuits for the tailings, and increase concentrator capacity.
The concentrator phase, will transition AML to a premium
product category (high-grade concentrate) asset while achieving a low FOB and CIF-China cost position (with the economies of scale projected to more than offset the cost of concentration).
The expansion project, which encompasses processing, rail and port facilities, is one of the largest mining projects in West Africa.
It is effectively a brownfield expansion, with 90% of the
procurement already completed (with the equipment on site)
and most civil works completed in 2024 (with minor areas still to be concluded), with structural, mechanical, piping and platework well progressed. First concentrate was generated during
commissioning activities in the fourth quarter of 2024, full completion and continuous production is expected in 2025. The revised feasibility study also contemplates a future change to the processing infrastructure to enable the production of high-
quality concentrate from the magnetite dominant fresh ores
(Phase 3). See also "—Capital expenditures".

Management report
JOINT VENTURES AND ASSOCIATES
AMNS India is a joint venture in which ArcelorMittal and NSC hold a 60% and 40% interest, respectively.

	% of Ownership Interest	2024		2023		2022
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
AMNS India	60.0
At 100% basis		11.7	9.8	10.8	10.7	9.1	8.9
At ownership interest (60%)		7.0	5.9	6.5	6.4	5.4	5.3
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
The Thakurani operations lie in the south-eastern part of the
Singhbhum-Keonjhar-Bonai iron ore belt, a narrow NNE-SSW
directional trending folded syncline that runs through northern
Odisha, India and southern Jharkhand, India. The Precambrian horseshoe shaped belt is a well-known iron ore province hosting many iron ore deposits. The enriched sequence is a traditional
Banded Iron Formation that has been subject to significant
weathering that has enriched the iron ore deposits. Ore is
generally of the friable hematite type, however more competent hematite ores and friable goethite ores are also present.
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
Ore mining commenced at the Ghoraburhani – Sagasahi mine
in 2021 by conventional mining methods, using excavators and trucks for ore transportation to a mobile screening & crushing facility, where ore is crushed and screened on site before being transported by road to the Dabuna beneficiation plant located approximately 28 kilometers to the south-east. Beneficiated
material is then transported by 253 kilometers slurry pipeline to the pelletizing plant at Paradip.

Management report
Baffinland
ArcelorMittal has a non-controlling interest at the associate Baffinland iron ore mine.

	% of Ownership Interest	2024		2023		2022
		ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes	ROM Millions of Tonnes	Product Millions of Tonnes
Baffinland	25.23
At 100% basis		6.6	5.8	6.2	5.6	7.2	5.9
At ownership interest (25.23%)		1.7	1.5	1.6	1.4	1.8	1.5
The Mary River mine is a production stage open pit high-grade iron ore mine. The mine is operated by Baffinland Iron Mines
Corporation, a privately owned Canadian mining company.
The Mary River property is located within the Arctic Circle on north Baffin Island, in the Qikiqtani Region of Nunavut, Canada,
approximately 1,000 kilometers (620 miles) northwest of Iqaluit, the capital of Nunavut. It comprises five high grade deposits and six prospects, which represent high grade examples of Algoma-
type iron formation consisting of magnetite, hematite and
specular hematite mineralization. The project began commercial production on Deposit No. 1 in 2014.
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
2020. In September 2020, the corporate structure was
reorganized whereby NIO became the sole parent company of
Baffinland, while ArcelorMittal together with EMG became
shareholders of NIO. Following this reorganization, ArcelorMittal retained its participation in the project and as of December 31,
2024, holds a 25.23% interest in NIO.
Baffinland’s total mineral tenures (including mining leases, mineral claims and mineral exploration agreements) cover an
area of approximately 269,187 hectares (665,176 acres). Of
this, approximately 14% is subject to mining leases (being
leased claims under the Nunavut Mining Regulations), 79% is
covered by mineral claims (being recorded claims under the
Nunavut Mining Regulations) and the rest by mineral exploration agreements.
Baffinland has two main operating locations – the mine site at
Mary River and Milne Port, located approximately 86 kilometers north-west of the mine site. The Mary River mine is self-
sustaining and is equipped with an airstrip and aerodrome. It is a conventional open pit truck and shovel operation. Ore is
delivered to crushers before the crushed product is transported via the 100 kilometer Tote road to Milne Port. Milne Port has been fully developed to accommodate a 5 million-tonne ore
stockpile, an ore dock, maintenance facility, and associated infrastructure for the operation of the port facilities. Baffinland can only ship during the open water season (typically July to
October), but may conduct haulage of ore to the port throughout the year.
In 2023, Baffinland operated within an approved Early Revenue
Phase, which permitted up to 6.0 million tonnes per annum to be hauled to and shipped from Milne Port. The current permitting limit on trucking and shipping is 4.2 million tonnes per annum. In
September 2023, Baffinland obtained continued approval for an increase to 6 million tonnes per annum for 2024.
Baffinland had approved a project involving the construction of a railway to replace the existing truck-haul operation for the transport of iron ore from Mary River to Milne Inlet, as well as the expansion of mining, crushing and screening operations and port ship loading capacity (the "Northern Rail Expansion").
On May 13, 2022, the Nunavut Impact Review Board (“NIRB”)
formally recommended that Baffinland’s proposed Northern Rail
Expansion not move forward at this time, citing potential
environmental impact concerns on the local wildlife and culture, among other things. On November 16, 2022, the Minister of
Northern Affairs accepted the NIRB's recommendation, and
rejected Northern Rail Expansion.
Beginning in 2023, Baffinland’s expansion activities and related capital expenditures have been primarily directed toward
expanding the mining and processing operations at the Mary
River mine site and connecting the mine site south to the
Steensby port (for which it has already obtained the major
permits) (the “Steensby Expansion”). Baffinland continues to advance the financing plans for the Steensby Expansion and
expects the overall financing process to conclude in the second half of 2025.
Vallourec Mineração Pau Branco Mine
In August 2024, ArcelorMittal completed the acquisition of a
28.4% equity stake (27.9% as at December 31, 2024) in the
associate Vallourec.

Management report
In Brazil, Vallourec extracts iron ore at its Vallourec Tubos do
Brasil SA (VBR) Pau Branco open pit mine and these operations and structures are duly licensed. VBR's Mining Unit (formerly
Vallourec Mineração Ltda.) has been extracting iron ore at its
Pau Branco open pit mine since the early 1980s. The mine is
located in the city of Brumadinho in the State of Minas Gerais,
30 kilometers south of Belo Horizonte. Mining at Pau Branco
consists of hematite rich itabirite ore that is part of the iron formations within the Minas Supergroup, Quadrilátero Ferifero
(Iron Quadrangle), Brazil. The Pau Branco mine produced 5.4,
7.1 and 4.1 million tonnes of iron ore in 2024, 2023 and 2022, respectively.
The mining operations were temporarily suspended in January
2022 due to flooding and damage to the Cachoeirinha waste
pile. However, operations were partially restarted in May 2022.
Vallourec requested the state mining and environmental
authorities to release the pile fully in the fourth quarter of 2022.
In May 2023, the Pau Branco iron ore mine resumed production levels after receiving permits to operate the Cachoeirinha waste pile.
Vallourec launched two projects aimed at improving the
profitability and durability of the Pau Branco mine. Phase 1 was expected to be completed at the end of 2024 with a total
investment of approximately €20 million. Phase 2 was
scheduled for completion in 2027 and expected to cost between
€100 million and €125 million. Vallourec indicated that its
management was engaging with the state and national
authorities to obtain the required production and environmental permits for this phase of work.
The Pau Branco mine concentrates and enriches the mined
hematite ore via jigs, spirals and magnetic separators to a +60%
Fe hematite product that it supplies to blast furnaces and the pellet plant of Vallourec's affiliates located at Jeceaba in Minas
Gerais. The Jeceaba steel mill site is located 120 kilometers south of Belo Horizonte and consists of a premium rolling mill; a steel mill (with a blast furnace and electrical furnace), which supplies steel bars for production at the Jeceaba and Barreiro plants; a pellet unit that produces pellets used by the Jeceaba blast furnaces and the local Brazilian market; and finishing lines.
The Barreiro site is an integrated unit that combines production and hot rolling equipment for the tube finishing lines. Beyond supplying Vallourec's own steel-making operation, the mine's iron ore production is also sold to external customers.
The Pau Branco mine is classified as an “exploration stage
property”, as that term is defined under S-K 1300, because no proven or probable mineral reserves have been determined in
accordance with S-K 1300. As a result, and even though the
Pau Branco mine has produced iron ore historically and is
expected to continue such production, the mine will remain
classified as an “exploration stage property”, as that term is defined under S-K 1300, until such time as proven or probable mineral reserves have been determined and disclosed in
accordance with S-K 1300. ArcelorMittal cannot guarantee that proven or probable mineral reserves will be determined and
disclosed in accordance with S-K 1300 for the Pau Branco mine.
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
The 2024 mineral resource and mineral reserve estimates at the
AMMC mining property have been prepared by qualified
persons who are employees of ArcelorMittal.
The 2024 mineral resource and reserve estimates for the Las
Truchas mine (consolidated as Mexico, excluding Peña
Colorada in the tables below) were prepared by qualified
persons of SLR Consulting (Canada) Ltd. Peña Colorada also
contracted SLR Consulting (Canada) Ltd. to provide the 2024
mineral resource and reserve estimates for the Peña Colorada mine, with the support of the Peña Colorada team.
The 2024 mineral resource and reserve estimates for the
Andrade and Serra Azul mines (consolidated as Brazil in the
tables below) were prepared by qualified persons of the GE21
Consultoria Mineral, with the support of the ArcelorMittal Brazil local team.
The mineral resource and reserve estimates for the AMKR
(Ukraine) open pit and underground operations as of December
31, 2024 were prepared by LLC "KAI" with the support of the
AMKR team.

Management report
For 2024, mineral resource and reserve estimates for the
Thakurani and Ghoraburhani – Sagasahi mines (India in the
tables below) were prepared by a qualified person of BMRC
Geomining Solutions PVT LTD.
AML's 2024 mineral resources and mineral reserves were
estimated by qualified persons who are employees of
ArcelorMittal.
In 2024, a qualified person of VBKOM (Pty) Ltd updated the
mineral resources estimate for the Vanderbijl pit at Thabazimbi
(South Africa in tables below). Estimates of mineral reserves are not reported in 2024 for ArcelorMittal South Africa iron ore operation Thabazimbi.
Mineral resources and mineral reserves as of December 31,
2024 for ArcelorMittal Prijedor (Bosnia in the tables below) were prepared by an independent qualified person.
The mineral resources and reserves for the Mary River Mine
(Baffinland in the tables below) as of December 31, 2024 were calculated by annual depletion method by a qualified person
from Baffinland Iron Mines based on the original estimates of a qualified person of SLR Consulting (Canada) Ltd.
The point of reference of reporting all of ArcelorMittal's mineral resources and reserves in the tables below is in situ for
resources and the point of delivery of the ROM material to the processing plant for reserves. All material is reported on a wet basis and grades on a dry basis. The effective date for reporting of all mineral resources and reserves is December 31, 2024.
For each of the mining operations under the summary
disclosure, economic viability of the declared mineral reserves has been determined by the qualified persons using a
discounted cash flow analysis, demonstrating that extraction of the mineral reserve is economically viable under reasonable
investment and market assumptions. The estimated mine life
reported in this table corresponds to the duration of the
production schedule of each operation based on the 2024 year-
end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2024 production.
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
The reported iron ore reserves contained in this report do not exceed the quantities that the Company estimates could be
extracted economically if future prices were at similar levels to the average contracted price for the three years ended
December 31, 2024. The Company establishes optimum design
and future operating cut-off grade based on its forecast of
commodity prices, adjusted for local market conditions, freight, inland logistics costs, and final product value in use premiums/
penalties, and operating and sustaining capital costs. The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on
investments and the sustainability of the mining operations.
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
mineral reserve and mineral resource estimates have been
adjusted to reflect ownership interests and therefore reflect the portion of total estimated mineral reserves and resources of each mine attributable to ArcelorMittal as per the Company’s ownership interest in each mine at December 31, 2024.

Management report
The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.
The following table summarizes ArcelorMittal’s mineral reserves as of the end of the fiscal year ended December 31, 2024 in the aggregate, and by commodity and country and for certain
individual properties (each property containing 10% or more of
ArcelorMittal’s combined mineral reserves and certain properties containing less). Mineral reserve quantities are rounded to
million tonnes. Unless indicated otherwise below, for the
purpose of determining iron ore mineral reserves, ArcelorMittal has used a long-term iron ore reference price of $70 per tonne for 62% Fe fines, based on supply/demand fundamentals and
industry cost curve adjusted upwards or downwards for mine
specific factors and further adjusted for grade, logistics, and other adjustments.

Iron Ore	% of Ownership Interest[12]	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
		Millions of Tonnes	% Fe 1	Millions of Tonnes	% Fe 1	Millions of Tonnes	% Fe 1
Canada		1,669	31.0	231	40.4	1,900	32.1
AMMC[2]	85.0	1,580	29.1	155	28.8	1,735	29.1
Baffinland[3]	25.2	89	64.3	76	63.8	165	64.1
Mexico		95	23.8	111	22.5	206	23.2
Mexico (Excluding Peña Colorada)[4]	100.0	40	28.7	44	27.7	84	28.2
Peña Colorada - Mexico[5]	50.0	55	20.2	67	19.2	122	19.7
Brazil[6]	100.0	173	46.4	251	37.2	424	40.9
Bosnia[7]	51.0	3	46.8	—	40.2	3	46.1
Ukraine		62	35.1	430	34.1	492	34.2
Ukraine Open Pit[8]	95.1	58	33.9	420	33.5	478	33.6
Ukraine Underground[9]	95.1	4	52.6	10	55.0	14	54.3
South Africa	100.0	—	—	—	—	—	—
Liberia[10]	85.0	75	49.1	652	42.2	727	42.9
India[11]	60.0	6	63.3	73	62.6	79	57.6
Total Iron Ore		2,083	32.8	1,748	38.8	3,831	35.4
1.Unless stated otherwise, % Fe represents total Fe content for all sites except Peña Colorada where it represents magnetic Fe content only.
2.Mineral reserves for AMMC are estimated at a cut-off grade of 15% and a mass recovery of 33.1%, for a life of mine of 27 years.
3.Mineral reserves for Baffinland are estimated based on a long-term iron ore price of $102.8 per tonne for 62% Fe fines CFR North China, at a cut-off grade of 55% and a mass recovery of 100%, for a life of mine of 23 years.
4.Mineral reserves for Las Truchas are estimated at a cut-off grade of 10.96% Fe magnetic. The Fe recovery of Fe magnetic is 90%, for a life of mine of 13 years.
5.Mineral reserves for Peña Colorada are estimated at the cut-off grade of 10% Fe magnetic. The average Fe recovery for the mineral reserves is 71% based on Fet metallurgical recovery, for the life of mine of 16 years.
6.Mineral reserves for Serra Azul are estimated at 40% Fe cut-off grade and a mass recovery of 52.8% for friable material, and 29% Fe cut-off grade and a mass recovery varying from 33% to 45% for compact material, for a life of mine of 34 years. Mineral reserves for Andrade are reported at a cut-off grade of 20% Fe and 81.3% mass recovery at average, for a life of mine of 33 years.
7.Mineral reserve for ArcelorMittal Prijedor is estimated based on a price of $39.9 per tonne of product calculated based on assumptions of a non-marketable material supplied to its integrated steel plant, at 32% Fe cut-off grade and mass recovery of 73%, for the life of mine of 5 years.
8.Mineral reserve for Ukraine Open Pit is estimated at an average mass recovery of 40.4%. Cut-off grade applied at Novokryvorizke deposit is 12% Fe, and at Valyavkinske deposit 16% Fe. Life of mine considered for the two pits combined is 21 years.
9.Mineral reserve for Ukraine Underground mine is estimated based on a price of $50.3 per tonne of product calculated based on assumptions of a non-marketable material supplied to its integrated steel plant, at cut-off grade of 51.6% Fe and a mass recovery of 100%, for a life of mine of 21 years.
10.Mineral reserves for Liberia are estimated at a cut-off grade of 40% Fe, with an average mass recovery of 57.2% for the oxide and transitional material, and at a 30% Fe cut-off grade and a mass recovery of 43.2% for all fresh material, for a life of mine of 30 years.
11.Mineral reserves for Thakurani and Ghoraburhani – Sagasahi are estimated using a long-term iron ore price of $42 per tonne based on IBM (Indian Bureau of Mines) ten years  forecasted price, Mineral reserves for Thakuranii are estimated at 55% Fe cut-off grade and a mass recovery of 95%, for the life of mine of 14 years. Mineral reserves for Ghoraburhani – Sagasahi are estimated at 55% Fe cut-off grade and a mass recovery of 88.49%, for the life of mine of 12 years.
12.As per S-K 1300, reported mineral reserves as of December 31, 2024 reflect ArcelorMittal's ownership interest at each individual business unit.
The following table summarizes ArcelorMittal’s mineral
resources as of the end of the fiscal year ended December 31,
2024 in the aggregate, and by commodity and country and for
certain individual properties (each property containing 10% or more of ArcelorMittal’s combined measured and indicated
mineral resources and certain properties containing less).
Mineral resource quantities are rounded to million tonnes. The reported mineral resources reflect ArcelorMittal's ownership

Management report
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

Iron Ore	% of Ownership Interest[13]	Measured Mineral Resources		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
		Millions of Tonnes	% Fe [1]	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1	Millions of Tonnes	% Fe1
Canada		1,582	27.1	1,601	29.0	3,183	28.1	1,725	29.4
AMMC[2]	85.0	1,582	27.1	1,598	28.9	3,180	28.0	1,642	27.7
Baffinland[3]	25.2	—	62.1	3	63.0	3	62.9	83	64.3
Mexico		32	26.3	89	29.1	121	28.4	12	30.2
Mexico (Excluding Peña Colorada)[4]	100	15	28.7	64	32.4	79	31.7	11	30.4
Peña Colorada - Mexico[5]	50.0	17	24.2	25	20.8	42	22.2	1	28.4
Brazil[6]	100	89	51.0	187	48.1	276	49.1	105	40.4
Bosnia[7]	51.0	—	29.7	4	29.2	4	29.2	2	32.0
Ukraine		79	33.1	401	34.6	480	34.3	38	52.6
Ukraine Open Pit[8]	95.1	77	32.5	387	33.8	464	33.6	6	36.7
Ukraine Underground[9]	95.1	2	56.6	14	56.6	16	56.6	32	55.9
South Africa[10]	100	—	—	38	54.4	38	54.4	43	54.9
Liberia[11]	85.0	—	46.9	1,111	38.1	1,111	38.1	747	37.8
India[12]	60.0	1	54.9	54	59.2	55	57.7	50	62.5
Total Iron Ore		1,783	28.6	3,485	34.3	5,268	32.4	2,722	33.5
1.Unless stated otherwise, % Fe represents total Fe content for all sites except Peña Colorada where it represents magnetic Fe content only.
2.Mineral resources for AMMC are estimated at a cut-off grade applied for all deposits is 15% Fe with a mass recovery of 32.2.%
3.Mineral resources for Baffinland are estimated at the cut-off grade of 55% and a mass recovery of 100%.
4.Mineral resources for Las Truchas are estimated at a cutoff grade of 10% Fe magnetic and Fe recovery of 90%.
5.Mineral resources for Peña Colorada are estimated at the cut-off grade of 10% Fe magnetic. The average Fe recovery for the mineral resource is 77% based on Fe metallurgical recovery.
6.Mineral resources for Serra Azul are estimated at 40% Fe cut-off grade and a mass recovery of 52.8% for friable material, and 29% Fe cut-off grade and a mass recovery varying from 33% to 45% for compact material. Mineral resources for Andrade are reported at a cutoff grade of 20% Fe and variable a mass recovery of 70.6% at average.
7.Mineral resources for ArcelorMittal Prijedor are estimated based on assumptions of a non-marketable material supplied to its integrated steel plant, at 30% Fe cut-off grade and mass recovery of 73%.
8.Mineral resources for Ukraine Open Pit are estimated at a cut-off grade applied at Novokryvorizke deposit is 12% Fe, and at Valyavkinske deposit 16% Fe, at an average mass recovery of 40.4%.
9.Mineral resources for Ukraine Underground mine are estimated based on assumptions of a non-marketable material supplied to its integrated steel plant, at a cut-off grade of 51.6% Fe and a mass recovery of 100%.
10.Mineral resources for Thabazimbi are estimated at a 40% Fe cut-off grade and metallurgical recovery of 60%.
11.Mineral resources for Liberia are estimated at a cut-off grade of 40% Fe, with an average mass recovery of 57.2% for the oxide and transitional material, and at a 30% Fe cut-off grade and mass recovery of 43.2% for all fresh material.
12.Mineral resources for Thakurani are estimated at a 45% Fe cut-off grade and a mass recovery of 95%, and for Ghoraburhani – Sagasahi mine are estimated at a 45% Fe cut-off grade and a mass recovery of 88.49%.
13.As per S-K 1300, reported mineral resources as of December 31, 2024 reflect ArcelorMittal's ownership interest at each individual business unit.
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

Management report
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
To increase rigor over internal controls and ensure integrity of its reported mineral resource and mineral reserve disclosures
ArcelorMittal implements K2fly’s Mineral Resource Governance and Model Manager platforms globally. This has enabled
enhanced control over the consolidation of the Company’s
mineral resource and reserves disclosures. The K2fly solutions were deployed in 2024 after a successful implementation and
configuration into the ArcelorMittal global mining portfolio and are being used in conjunction with SK-1300 Reports.
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
There are inherent risks associated with all mineral resource and mineral reserve estimations see "Introduction—Risk Factors
—Risks associated with ArcelorMittal's Mining Activities".
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
In 2022, the global economy was adversely affected by supply chain issues, high inflation, consequential tightening of
monetary policy and Russia’s invasion of Ukraine (itself
aggravating inflationary pressures, particularly in the energy sector). All these shocks weighed on growth in ArcelorMittal’s core developed markets (EU, U.S.), with a negative impact on steel demand and pricing. During 2023 and 2024, real steel
demand broadly stabilized at low levels in the core developed markets with apparent demand supported somewhat by an end
to the destocking seen in 2022. The lagged impact of monetary tightening and weak real steel demand weighed on prices in the core developed markets during the second half of 2023 and
through 2024, negatively impacting ArcelorMittal’s profitability.
While the economy and underlying real demand was stronger in the U.S. relative to Europe during 2024, supported by continued
growth in consumer expenditure, the lagged impact of tighter credit conditions and elevated interest rates negatively impacted output of interest rate sensitive sectors (e.g., machinery and residential construction), causing real steel demand to remain subdued. The European market heavily impacts the Company's
prospects and economic growth has stagnated over the past 18 months Although, the European Central Bank has cut the
deposit interest rate, as inflation has fallen the lagged impact of prior elevated interest rates has negatively affected the
manufacturing and construction sectors that drive steel demand, with new orders and backlogs weakening and real steel demand declining during the second half of 2023 and through 2024. In addition, the recently announced imposition of  tariffs on all steel imports into the U.S. could result in retaliatory protectionist measures by other countries and have a significant negative
impact on global trade and economic growth. In Europe, this
could potentially offset the positive impact of monetary policy easing in the region and increase the risk of an economic
downturn. The automotive industry, which is a significant
consumer of steel, is likely to be negatively impacted by the

Management report
tariffs and resulting higher steel prices. More generally, tariffs may result in renewed inflationary pressures in the U.S. Tariffs on EU exports to the U.S. is also expected to negatively impact steel demand in EU as steel intensive manufactured goods
account for a significant proportion of the EU’s goods trade surplus with the U.S. U.S. tariffs are also expected to have an effect on supply and prices in the U.S. and the Company's other markets (such as Canada and Mexico). See “Introduction—Risk
Factors and Control—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and
ArcelorMittal’s results of operations in various markets".
While steel demand in both the U.S. and EU continues to be
well below pre-pandemic levels, steel consumption has been
expected to be supported over the next few years by the
American Jobs Plan (“AJP”) and the Inflation Reduction Act
(“IRA”) in the U.S. and by the Next Generation EU (“NGEU”)
stimulus plans in the EU. However, beyond the impact of tariffs mentioned above, the new U.S. administration's policies present a significant downside risk to the additional steel demand from the IRA, with some potential offset from hot rolled substrate for additional pipe and tube demand from the oil sector.
Demand in some markets, such as Brazil rebounded during
2024, to well above pre-pandemic levels. Inflation has
accelerated in such markets, however, driven by resilient
domestic demand and by looser fiscal policy. With inflation
above target, interest rates have been raised and further
monetary tightening is expected, negatively impacting
household consumption in 2025, which is expected to lead to
broadly stable steel demand in Brazil. While many emerging
markets are better placed to deal with crises than in the past, economic risks remained high through 2024 for many countries, including external foreign currency debt risk in Turkey and
Argentina. This has led the Turkish lira to depreciate significantly against the U.S. dollar, causing inflationary pressure to re-
accelerate and forcing the central bank to increase interest rates to over 40%, causing a downturn in the economy and stagnating steel demand in 2024.
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. Continued weakness of Chinese
steel demand, coupled with ample domestic supply has seen
net Chinese finished flat steel exports increase from 3.4 million tonnes per month during 2022, to 5.2 million per month during
2023, 6.1 million tonnes per month during the first half of 2024 and reaching record highs of 6.6 million tonnes per month
during the second half of 2024. In 2024, weak steel demand
was seen in the continued decline in housing sales in China, reflecting low household confidence and with new housing starts continuing to fall during 2024. The short-term outlook for China remains largely dependent upon the timing and scale of the
cyclical rebound in the real estate market, the negative impact of increased U.S. tariffs and the amount of government stimulus.
While the expectation is that further government stimulus will support GDP growth in 2025, Chinese overcapacity and a need
to export is expected to remain across most industries.
Moreover, the Company continues to expect Chinese steel
demand to decline in the medium-term, as infrastructure
spending has been front-loaded and real estate demand is
expected to weaken structurally due to lower levels of rural-
urban migration. If the expected decline in demand does not
coincide with renewed capacity closures, this could lead to steel exports from China remaining at or above current peak levels and have a negative impact on global steel prices and spreads.
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
Steel price surcharges are often implemented on steel sold
pursuant to long-term contracts to recover increases in input costs. However, longer term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation; similarly low contract prices (if contract pricing is renegotiated when steel prices are low, for example, steel
contracts that reset annually) will continue to affect results even as spot steel prices increase. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and
specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices.
Complicating factors include the extent of the time lag between
(a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted
quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw
material prices and to hold back from purchasing as raw
material prices decline. With respect to (b), as average cost

Management report
basis is used to determine the cost of the raw materials
incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased
operating costs. In some of ArcelorMittal’s segments, in
particular Europe and North America, there are several months between raw material purchases and sales of steel products
incorporating those materials. Although this lag has been
reduced in recent years by changes to the timing of pricing
adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling
prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2022 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times in the past. Steel
spreads, especially in Europe, were compressed by elevated
energy prices, particularly gas, and destocking at stockers and end-users through the second half of 2022, adversely impacting the Company's deliveries and profitability. Steel prices declined faster than raw material prices in both the third and fourth quarters of 2022, with significant compression of spreads.
However, the fourth quarter of 2022 was the peak of the
destocking cycle and inventory levels across ArcelorMittal’s main markets fell to low levels. As destocking began to end
during the first quarter of 2023, apparent demand improved from the lows of the fourth quarter of 2022 and led to a recovery in steel prices and spreads. However, with economic growth
weakening across the Company's core developed markets, due
to the lagged impact of interest rate rises, elevated steel prices and spreads unwound during the second and third quarters of
2023, thus negatively impacting the results of the third and fourth quarters of 2023, due to the significant lag between
transactions and deliveries, especially for flat products. Prices and spreads in the Company's core markets remained relatively weak through 2024, as apparent steel demand stabilized at
historically low levels in both Europe and the U.S.
Volatility on steel margins aside, the results of the Company’s
Mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. See "—Raw materials—Iron ore". The Company believes current prices are unsustainable
over the medium term, if as expected, Chinese steel demand
weakens further, which would lead to further falls in iron ore prices and negatively impact ArcelorMittal’s revenues and
profitability. See also “Introduction—Risk factors and control—
Risks related to the global economy and the mining and steel industry—Prolonged low steel and (to a lesser extent) iron ore prices, low steel demand and/or steel/iron ore oversupply would have an adverse effect on ArcelorMittal’s results of operations.”
Economic environment
The global economy has undergone several years of negative
shocks, starting from COVID-19’s disruption in 2020-21,
followed by subsequent high inflation, exacerbated by the
Russian invasion of Ukraine in 2022, and to curb inflation, a sharp rise in interest rates occurred through 2023, particularly in developed economies. As a result, global GDP growth slowed to
2.8% in 2023, from 3.3% in 2022 and 6.5% in 2021. During
2024, global growth remained stable, yet subdued. Inflation
continued to wane globally, making progress toward central
bank targets, even though price pressures persisted in some
developed countries during the first half of 2024, mainly due to elevated services inflation. Global disinflation was also
supported by easing in labor market tightness during post-
pandemic recovery, which contained pressure from wage
inflation. The return of inflation to near central bank targets could pave the way for easing monetary policy as a result. Since
June 2024, major central banks in advanced economies have
started to cut their policy rates, moving their policy stance toward neutral. Overall, despite a sharp and synchronized
tightening of monetary policy around the world, the global
economy has remained resilient to elevated interest rates
throughout the disinflationary process, avoiding a global
recession in 2024. While specific pockets of weakness remain, such as the industrial recession in developed economies and
real estate downturn in China, other offsetting factors, including the relative strength of services and additional fiscal stimulus from the Chinese government, have helped keep economic
growth relatively steady. As a result, global GDP growth only slowed marginally to 2.7% in 2024.
After slowing to 2.5% in 2022 following the post COVID-19
rebound in 2021, U.S. GDP growth picked up to 2.9% in 2023,
despite higher interest rates and inflation. Overall, cautiously loosening fiscal policy coupled with resilient consumption and investment contributed to GDP growth remaining steady at
approximately 2.8% in 2024. With the new U.S. administration, downside risk to growth in 2025 centers around policy
uncertainty, in particular rising trade tensions with trading partners, as higher tariffs potentially add to domestic inflationary pressure, becoming a drag on GDP growth.
After EU27 GDP growth slowed to 3.5% in 2022 due to a sharp
spike in energy prices, especially gas, following the Russian invasion of Ukraine, GDP growth slowed to only 0.5% year-on-
year in 2023, as the economy weakened in early 2023, and
inflation rose far above target levels (resulting in increased interest rates). In 2024, economic activity, though no longer weakening, stagnated at low levels due to the lagged impact of high interest rates. The weakness of the industrial sector led to
EU27 GDP growth only increasing to an estimated 0.9% year-
on-year in 2024. Weaker growth led to inflation moderating and allowed the ECB to start cutting interest rates in June 2024.
China’s economy has remained resilient despite the ongoing
property sector downturn since 2022. GDP growth of 5.2% in
2023 (as compared to 3% in 2022), was supported by fiscal
stimulus for infrastructure spending, resilient private

Management report
consumption and higher manufacturing exports. These trends in
2023 largely continued during 2024. With GDP growth slowing
to 5% in 2024 (driven by real estate sector downturn). Despite government monetary and fiscal stimulus in the real estate
sector, there is downside risk to 2025 growth from rising trade tensions with the U.S.
In Brazil, GDP growth of 3.3% in 2024 (compared to 2.9% in
2023 and 3% in 2022) was driven by strong domestic demand
supported by wages growing above inflation, unemployment
falling and by looser fiscal policy. Rising debt sustainability concerns toward the year-end and continued monetary policy
tightening in response to inflation, will likely weigh on growth in
2025.
In India, following strong growth of 7.7% in 2023, GDP growth in
2024 grew at an estimated 6.4% year-on-year, driven by
investment and supported by strong public investment,
particularly in infrastructure, and resilient consumption growth.
The level of public debt means public spending is unlikely to be as strong going forward, but expected robust investment growth and strong private consumption growth are expected to, support solid economic growth.
After global apparent steel consumption (“ASC”) increased by over 3% in 2021, as the global economy rebounded post-
pandemic, ASC declined by over 2% in 2022 due to weaker
demand from China caused by COVID-19 restrictions and a
destocking cycle in ex-China. In 2023, global ASC increased
slightly by approximately 0.2% year-on-year, with world ex-
China ASC growing by 2.1% year-on-year, offsetting an almost
2% decline in China, as persistent weakness in domestic real estate sector negatively impacted steel demand. However,
weakness in the real estate sector in China worsened in 2024, causing China ASC to decline further by more than 3% year-on-
year. Meanwhile, despite weak real demand in ex-China,
supportive real demand in emerging markets and restocking,
and strong exports from China helped ex-China ASC to grow
almost 2% year-on-year. Indeed, ASC in developing markets
grew an estimated 4% year-on-year, supported by strong growth in India (10% year-on-year), followed by approximately 8% year-
on-year growth in Brazil offsetting weaker growth elsewhere. On the other hand, ASC in developed markets is estimated to have decreased slightly by 1% in 2024, largely driven by a decline of
3% year-on-year in ASC in "Developed Asia" (including in
particular Japan, South Korea and Taiwan). EU27 steel demand was broadly stable as inventory build was enough to offset
weaker real demand as the industrial recession continued. ASC in the U.S. was also slightly down by approximately 0.5% year-
on-year, mainly driven by long products and pipe and tube. As a result, ex-China ASC rose by almost 2% year-on-year. However, ex-China growth was not enough to offset the decline in China, leading to global ASC estimated to have decreased by
approximately 1% in 2024.
Source: GDP and industrial production data and estimates sourced from Oxford
Economics Jan 10, 2025.  ASC data for U.S. from AISI to Nov 2024, estimates for
Dec 2024. ASC data for Brazil from Brazilian Steel Institute to Nov 2024, estimates for Dec 2024. ASC data for EU27 from Eurofer to Oct 2024, estimates for Nov and
Dec 2024. All estimates are internal ArcelorMittal estimates. ASC data for India from JPC to December 2024. All estimates are internal ArcelorMittal estimates.
Steel production
Global production declined to 1.88 billion tonnes in 2022 as compared to 2021, driven by lower production in world ex-China resulting from high energy costs and the Russian invasion of
Ukraine. In China, lower production in 2022 reflected lower steel demand, which was negatively impacted by COVID-19’s
exacerbation of the downturn in the real estate market.
This trend in the developed market continued in 2023, but
stronger production in developing ex-China notably resulted in world ex-China production being broadly stable relative to 2022.
Steel production in China rose by almost 1% year-on-year in
2023, leading to a surge in Chinese net steel exports (given the slight decline in domestic demand).
Overall, global steel production in 2024 decreased marginally, down almost 1% year-on-year. Steel production in world ex-
China was stable, as production in developed markets fell
slightly from weak levels, offset by stronger production in
developing markets. Production in the Company’s major
markets of Canada, the EU and the U.S. was stable, albeit at weak levels, offset by declining production in developed Asia. In
2024, the situation in China was similar to 2023, with
government stimulus supporting infrastructure but only partially offsetting an even sharper decline in the real estate sector. Steel production declined less than the decline in domestic demand resulting in increased Chinese net exports relative to 2023.
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
Norway, Canada, Mexico, United States, Argentina, Brazil, Chile, Colombia,
Ecuador, Peru, Venezuela, Egypt, South Africa, Libya, Kazakhstan, Russia,
Ukraine, Iran, Saudi Arabia, United Arab Emirates, Japan, South Korea, Taiwan,
China, India, Pakistan, Thailand, Vietnam, Australia and New Zealand. Production
data is available for through December 2024, with some World Steel estimates for missing data.
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in the EU since 2012. In 2022, the Russian
invasion of Ukraine in February triggered an energy crisis in
Europe, causing both ASC and imports to decline sharply during the second half of 2022. As a result, import penetration only rose marginally to 20% in 2022.
In 2023, while subdued demand in Europe meant both ASC and
imports declined year-on-year, the decrease in imports was
slightly greater than the fall in ASC, which led to import
penetration declining slightly to 19%. In 2024, imports once again increased, estimated at approximately 9% year-on-year.

Management report
Strong import growth coupled with relatively stable demand has pushed import penetration up to approximately 20% in 2024.
Source: Eurostat imports and Eurofer ASC data to October 2024, internal
Company estimates for November and December 2024. All historical data now refers to EU27 after UK left the European Union.
United States
Steel imports continued to increase strongly during 2022, with the increase in imports (10% year-on-year) coupled with a
decline in steel demand leading to import penetration increasing to over 23%. The weakening trend in imports since late 2022
continued through 2023, with imports falling by approximately
14% year-on-year while ASC only declined by approximately
3.5% year-on-year. The much sharper decline in imports pushed import penetration down to approximately 21% in 2023. In 2024, imports stopped falling and rose by an estimated 1.6% year-on-
year, while ASC (mainly long products, pipe and tube) continued
to decline by approximately 3%, leading import penetration to rise slightly to 22%.
Source: American Iron and Steel Association total/regional imports data and ASC data to November 2024, internal Company estimate for December 2024.
China
In 2022, Chinese finished steel exports were broadly stable, up only 0.8% year-on-year to 67.4 million tonnes as compared to
66.9 million tonnes in 2021. With weak demand in China and a large price gap to ex-China, Chinese finished steel exports
increased strongly in 2023, to 91.2 million tonnes, an increase of approximately 25 million tonnes from 2022 levels. This trend continued in 2024, with finished steel exports rising by 22%
year-on-year to 111 million tonnes for 2024. While most Chinese exports are delivered to regions which are not core to the
Company’s business due to the protection of trade measures,
Chinese exports still negatively impact the Company both
directly and indirectly. See “Business overview—Government
regulations—Foreign trade” and “Introduction—Risk Factors and
Control—Risks related to the global economy and the mining
and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and
ArcelorMittal’s results of operations in various markets.”
Source: General Administration of Customs of the People's Republic of China.
Steel prices
In relation to flat products, European hot rolled coil ("HRC")
prices (both Northern and Southern), U.S. domestic Midwest
HRC prices and Chinese HRC prices, VAT excluded, over the
2022-2024 period generally reflect a downward trend. Likewise, in relation to long products, European medium and rebar prices and Turkish rebar prices experienced a similar trend over this period. Movements in these prices over this period have been driven by a number of factors affecting demand and supply in such markets, including the effects of the war in Ukraine (started at the end of February 2022), inflation, recessionary concerns, supply chain constraints and labor shortages that weakened
manufacturing and demand in certain industries (including as a result of COVID-19 restrictions), import levels and domestic mill outages (e.g., for maintenance or otherwise).

Flat products
Source: S&P Global Commodity Insights (Platts)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded

Q1 2022	€1,070	€1,005	$1,373	$701
Q2 2022	€1,115	€1,050	$1,434	$650
Q3 2022	€789	€757	$913	$512
Q4 2022	€653	€651	$767	$488

Q1 2023	€ 786	€ 767	$1,021	$551
Q2 2023	€ 764	€ 737	$1,161	$499
Q3 2023	€ 649	€ 636	$867	$482
Q4 2023	€ 650	€ 639	$1,010	$485

Q1 2024	€ 719	€ 706	$1,041	$492
Q2 2024	€ 633	€ 625	$858	$475
Q3 2024	€ 598	€ 597	$751	$416
Q4 2024	€ 556	€ 551	$774	$434

Long products
Source: S&P Global Commodity Insights (Platts)	Europe medium sections	Europe rebar	Turkish rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2022	€1,172	€928	$795
Q2 2022	€1,426	€1,220	$808
Q3 2022	€1,210	€981	$665
Q4 2022	€1,072	€814	$660

Q1 2023	€ 964	€ 722	$708
Q2 2023	€ 889	€ 649	$637
Q3 2023	€ 805	€ 577	$569
Q4 2023	€ 766	€ 606	$574

Q1 2024	€ 772	€ 633	$602
Q2 2024	€ 753	€ 610	$582
Q3 2024	€ 768	€ 615	$576
Q4 2024	€ 770	€ 595	$580
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

Management report
response to any perceived scarcity of remaining accessible
supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
As for pricing mechanisms, quarterly and monthly pricing
systems are the main type of contract pricing mechanisms, but spot purchases have gained a greater share, in particular since
2020, as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility.  Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
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
In 2023, iron ore market reference prices averaged $119.54/t, relatively stable compared to an average of $120.03/t in 2022.
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
In 2024, iron ore market reference prices dropped to an average of $109.46/t, down by $10.08/t compared to an average of
$119.54/t in 2023. Prices fell for the first three quarters of 2024 due to persistently sluggish demand amid economic weakness
generally and a real estate slowdown specifically, but recovered slightly in the fourth quarter of 2024 on boosted sentiment from stimulus policies.
Coking coal
Coking coal prices in 2022 averaged $364.22/t as compared to
$227.29/t in 2021, driven by faster-than-expected demand
recovery, tight global supply and geopolitical tensions. Australia confronted both heavy rainfall, which affected production and logistics in Queensland, and a severe rise in COVID-19
pandemic cases. Russia’s invasion of Ukraine sent prices to
new records in March 2022. Prices increased in December 2022 as China neared lifting its ban on Australian coal imports.
Coking coal prices in 2023 averaged $295.97/t as compared to
$364.22/t in 2022. Although coking coal prices decreased
slightly in 2023, they still remained at a historic high at year end.
Supply disruption in Australia, caused by the wet season, port maintenance, higher vessel queues, and lower production from
BHP, South 32, and Anglo due to longwall issues, coupled with strong demand from India and China, kept the prices at an
elevated level. In the Chinese market, continuous mine
accidents and safety checks resulted in increased domestic
coking coal prices.
In 2024, coking coal prices averaged $241.32/t as compared to
$295.97/t in 2023, driven by weak global steel demand amid
increased supply due to eased weather-related disruptions
starting in the third quarter of 2024, despite the fire accident in
Anglo’s Grosvenor mine at the end of June 2024. China reduced its coal imports from seaborne Australian supply as Australian prices lost competitiveness compared to falling Chinese
domestic coking coal prices and Indian demand was muted due
to weakening margins of steel mills. China and India account for almost 40% of global demand for seaborne supply, and these
two countries are main participants in the global spot market.
ArcelorMittal has continued to leverage its iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	Reference average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	Reference average price per tonne (premium hard coking coal FOB Australia index)

Q1 2022	141.61	487.09
Q2 2022	137.57	445.95
Q3 2022	103.47	250.96
Q4 2022	98.65	279.23

Q1 2023	125.28	342.52
Q2 2023	110.43	240.93
Q3 2023	114.00	264.37
Q4 2023	128.25	335.07

Q1 2024	123.58	308.76
Q2 2024	111.80	243.83
Q3 2024	99.75	211.44
Q4 2024	103.40	203.96
Scrap
The Company refers to the German suppliers’ index Delivered
at Place as its market reference.

Management report
The average index price for 2024 was €359/t as compared to
€365/t in 2023, a €6/t or 2% decrease compared to 2023. The
average price in 2022 was €409/t.
Turkey remains the main scrap buying country in the
international market.
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started
January 2024 at $414/t and reached the yearly low of $341/t in
December 2024. Scrap Index HMS 1&2 CFR Turkey, North
Europe origin, started January 2023 at $407/t and ended at
$415/t in December 2023 (after reaching $357/t in October
2023).
In 2024, the average prices for European domestic scrap price of grade 3 were $389/t. In 2023, average European domestic
scrap prices of grade 3  were at $395/t.
In the domestic U.S. market, HMS 1 delivered Midwest index
decreased from an average of $349/t in 2023 to $330/t in 2024 and decreased from an average of $387/t in 2022 to $349/t in
2023. On the export market, HMS export FOB New York
average prices for 2024 were at $347/t, a decrease of $17/t
compared to 2023.
Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is ordinarily the price of manganese ore, which was at the level of $5.53 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost,
Insurance and Freight (“CIF”) China for 2024, representing a
5.93% increase from $5.22/dmtu in 2023 ($5.97/dmtu in 2022).
High carbon ferro manganese prices increased by 4% from
$1,244/t in 2023 to $1,292/t in 2024 ($2,042/t in 2022), silicon manganese increased by 6% from $1,266/t in 2023 to $1336/t in
2024 ($2,123/t in 2022) and medium carbon ferro manganese
prices decreased by 2% from $1,832/t in 2023 to $1,790/t in
2024 ($3,332/t in 2022).
Base metals
Base metals used by ArcelorMittal are zinc, tin and aluminum for coating, aluminum for deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc for 2024 was $2,777/t, representing a
4.8% increase as compared to the 2023 average price of
$2,649/t (the 2022 average was $3,485/t).
The average price of tin for 2024 was $30,191/t, 16.6% higher than the 2023 average of $25,895/t. In 2022 average was
$31,102/t).
The average price of aluminum for 2024 was $2,419/t,
representing a 7.4% increase compared to the 2023 average of
$2,252/t (the 2022 average was $2,707/t).
The average price of nickel for 2024 was $16,812/t,
representing a 21.7% decrease compared to the 2023 average
of $21,474/t (the 2022 average was $25,604/t).
Energy market and CO2
Solid fuels, electricity and natural gas are some of the primary energy inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these energy types with respect to its purchases in the spot market and under its long-term supply
contracts.
Oil
Brent crude oil price averaged $79.86/bbl in 2024, a decrease of
$2.29/bbl as compared to 2023 which averaged at $82.15/bbl.
Brent crude oil prices in 2023 reflected a decrease of $16.9/bbl compared to 2022, which averaged $99.05/bbl.
Brent crude oil price volatility over the 2022-2024 period has been exacerbated by a number of geopolitical and
macroeconomic factors, including the war in Ukraine, conflicts in the Middle East, production decisions by Organization of
Petroleum Exporting Countries ("OPEC") and other countries,
embargoes on Russian oil, monetary policy (including by the
U.S. Federal Reserve), economic growth or weakness and
general perception over the economic outlook.
CO2
The average price for one tonne of CO2 emitted in 2024
decreased by 21.9% compared to 2023 and reached €66.5 per
ton of carbon dioxide equivalent ("/tCO2e”). The average price for one tonne of CO2 emitted in 2023 increased by 4.9%
compared to the previous year.
Variations in the price per ton of carbon dioxide equivalent is driven by a number of factors, including compliance buying,
temperatures and natural gas prices and storage levels
(impacting level of power generation from coal power plants).
Because the integrated steel process leads to substantial CO2 emissions, costs related to EUAs and the fluctuations in EUA prices can significantly affect the Company’s costs of
production. The Company recognized a CO2 emission obligation provision of $420 million at December 31, 2024 with respect to its shortfall. See note 9.1 to the consolidated financial
statements. The Company also uses derivative financial
instruments to manage its exposure to fluctuations in prices of emission rights allowances from time to time. See note 6.3 to the consolidated financial statements for further information.

Management report
The following table shows quarterly average prices of oil and
CO2 for the past three years:

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	European Union allowance average price € per ton of CO2e

Q1 2022	97.90	83.21
Q2 2022	111.98	83.85
Q3 2022	97.70	80.04
Q4 2022	88.63	77.95

Q1 2023	82.10	89.92
Q2 2023	77.73	88.57
Q3 2023	85.92	85.69
Q4 2023	82.85	76.85

Q1 2024	81.76	61.67
Q2 2024	85.03	69.65
Q3 2024	78.71	68.36
Q4 2024	74.01	66.38
Natural gas
In Europe, the overall spot price (or TTF) average for natural gas in 2024 was €34.9/MWh, a 15% decrease in comparison to
previous year. In 2023, natural gas prices averaged at €40.9/
MWh, a 66% decrease in comparison to 2022. TTF prices over
the 2022-2024 have been impacted by a number of factors,
including the invasion of Ukraine (and the German government’s decision not to proceed with the Russian-backed Nord Stream 2 project) and other geopolitical tensions and conflicts (e.g., in the
Middle East), imports of liquefied natural gas ("LNG") (e.g., from the U.S.), temperatures, maintenance of pipelines, inventory levels, coal prices. Russian transit gas into Europe ceased at the end of 2024, which is expected to have an impact on 2025.
In the U.S., Henry Hub (“HH”, the main gas hub in Louisiana)
prices in 2024 dropped to an average of $2.4/MMBtu, a 10%
year-on-year decrease as compared to $2.7/MMBtu in 2023. In
2023, HH average natural gas prices fell to $2.7/MMBtu, a 59%
decrease compared to 2022. HH prices over the 2022-2024
have been impacted by a number of factors, including
disruptions in gas production (e.g., from severe weather events or fires), increased LNG production capacity, demand for LNG exports (including from Europe), inventory levels and
temperatures.
In 2024, the Japan Korea Marker ("JKM", the LNG benchmark
price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan) average price
dropped to $11.9/MMBtu, a 17% decrease compared to 2023.
The JKM average price of $14.4/MMBtu in 2023 represented a
58% decrease compared to 2022. JKM prices over the
2022-2024 have been impacted by a number of factors,
including the invasion of Ukraine and other geopolitical tensions
(e.g., Middle East), temperatures, ability to switch to oil and domestic gas consumption, Chinese demand (suppressed by
COVID-19 outbreaks), inventory levels, demand from outside of
Asia (e.g., Europe), LNG supply from outside of Asia (e.g.,
U.S.), adverse weather events (e.g., cyclones) and outages at production facilities.
The following table shows quarterly average spot prices of
natural gas for the past three years:

Natural gas	EEX PEGAS	Reuters	Reuters
Period	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu

Q1 2022	95.10	4.59	30.83
Q2 2022	98.55	7.50	27.18
Q3 2022	198.19	7.95	46.84
Q4 2022	94.27	6.09	31.23

Q1 2023	53.31	2.74	18.07
Q2 2023	35.29	2.33	11.08
Q3 2023	33.49	2.66	12.59
Q4 2023	41.01	2.92	15.82

Q1 2024	27.50	2.10	9.42
Q2 2024	31.82	2.32	11.10
Q3 2024	35.65	2.23	13.00
Q4 2024	43.30	2.98	13.91
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e., energy mix of the respective country, power generation from renewables such as nuclear, country
specific energy policies, etc.), as well as temperatures and natural gas prices (positively correlated).
In 2022, electricity prices reached new highs amid high natural gas prices.
In 2023 power prices mainly followed the same trend as natural gas prices.
In 2024, European power demand remained at the lower end of
the 7-year range due to mild weather and availability of power generation from renewables.
The following table shows quarterly average spot prices of
electricity in Germany, France and Belgium for the past three years:

Management report

Electricity
Source: EEX	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh

Q1 2022	184.62	232.19	208.02
Q2 2022	186.98	225.99	193.92
Q3 2022	375.75	429.73	372.27
Q4 2022	192.84	214.15	202.62

Q1 2023	115.80	130.33	127.40
Q2 2023	92.29	91.58	92.81
Q3 2023	90.78	85.71	87.14
Q4 2023	82.27	81.22	82.36

Q1 2024	67.67	62.94	67.20
Q2 2024	71.76	29.83	54.09
Q3 2024	75.99	51.14	62.20
Q4 2024	102.65	86.77	97.23
Ocean freight
Transportation costs, particularly shipping, constitute a principal input cost. Shipping freight rates vary depending on several factors, such as demand (including from China), positional
tonnage deficits relative to demand in both the Atlantic and
Pacific basins, weather conditions, water levels in the Panama
Canal and fleet growth. Moreover, the relatively new ETS
regulations that entered into force at the start of 2024 continue to have an impact on the market as average vessel speeds
dropped to comply with the stricter environmental requirements and to limit costs.
The Baltic Dry Index (“BDI”) (an index of average prices paid for transport of dry bulk materials) average was at 1,378 points in
2023 compared to 1,934 points in 2022. The Capesize sub-
index (cargoes of about 150,000 tonnes) increased by 1.31%
year-on-year to an average of $16,389/day in 2023 compared to
$16,177/day in 2022. The Panamax sub-index (cargoes of about
60-70,000 tonnes) decreased by 38.01% to an average of
$12,854/day as compared to $20,736/day in 2022. In 2023, the
Supramax sub-index (cargoes of about 48-60,000 tonnes) fell to an average of $11,240/day as compared to $22,152/day in
2022, a 49.26% decline.
The BDI average was at 1,755 points in 2024 compared to
1,378 points in 2023. The Capesize index increased by 37.8%
year-on-year to an average of $22,592/day in 2024 compared to
$16,389/day in 2023. The Panamax index increased by 9.7% to
an average of $14,099/day as compared to $12,854/day in
2023. In 2024, the Supramax index increased to an average of
$13,600/day as compared to $11,240/day in 2023, a 21%
increase.
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
Since April 1, 2018, the Company has designated a portfolio of euro denominated debt (€4.1 billion as of December 31, 2024)
as a hedge of certain euro denominated investments (€8.2
billion as of December 31, 2024) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries net assets. The risk arises from the fluctuation in spot exchange rates between the euro and U.S. dollar, which causes the
amount of the net investments to vary. See also note 6.3 to the consolidated financial statements. As a result of the hedge
designation, foreign exchange gains and losses related to the portfolio of euro denominated debt are recognized in other
comprehensive income.
As of December 31, 2024, the Company is mainly subject to
foreign exchange exposure relating to the euro, Brazilian real,
Canadian dollar, Indian rupee, South African rand, Mexican
peso, Polish zloty, Argentinian peso and Ukrainian hryvnia
against the U.S. dollar resulting from its payables, receivables or foreign operations denominated in such currencies.
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

Management report
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
As from January 1, 2024, ArcelorMittal implemented changes to its organizational structure. India and joint ventures are
presented as a new operating segment including the joint
ventures AMNS India, VAMA and AMNS Calvert as well as all
other associates, joint ventures ("JVs") and other investments;
the results of these entities are included in the line “Investments in associates, joint ventures and other investments" and
discussed in such section. The segment Sustainable Solutions is composed of a number of niche, capital light businesses
playing an important role in supporting climate action (including renewables, special projects and construction business), which were previously reported within the Europe segment and are
now reported as a separate operating segment. The NAFTA
segment has been renamed North America. Finally, following
the sale of the Company’s operations in Kazakhstan, the
remaining operations of the former ACIS segment, i.e.
ArcelorMittal Kryvyi Rih and ArcelorMittal South Africa, were assigned to Others. Segment disclosures have been recast to
reflect this new segmentation in conformity with IFRS.
ArcelorMittal reports its operations in six reportable segments:
North America, Brazil, Europe, India and JVs, Sustainable
Solutions and Mining, with the remainder of its operations in
“Others”. The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average
steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash flow from operations and capital expenditures.
Years ended December 31, 2024, 2023 and 2022
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables provide a summary of ArcelorMittal’s performance by reportable segment for the years ended December 31, 2024,
2023 and 2022:

	Sales for the year ended December 31,[1]			Operating income (loss) for the year ended December 31
	2024	2023	2022	2024	2023	2022
Segment	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)	(in $ millions)
North America	11,896	12,978	13,774	1,310	1,917	2,818
Brazil	12,401	13,163	13,732	1,399	1,461	2,775
Europe	29,952	31,695	39,639	386	879	3,521
India and JVs	—	—	—	—	—	—
Sustainable Solutions	10,722	11,467	13,658	57	225	778
Mining	2,663	3,077	3,396	770	1,144	1,483
Others and eliminations	(5,193)	(4,105)	(4,355)	(612)	(3,286)	(1,103)
Total	62,441	68,275	79,844	3,310	2,340	10,272
1.Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.

Management report

Others and eliminations	Year ended December 31,
	2024	2023	2022
	(in $ millions)	(in $ millions)	(in $ millions)
Corporate and shared services [1]	(271)	(296)	(235)
Financial activities	(22)	(22)	(19)
Other[2]	(125)	(236)	465
Shipping and logistics	6	5	12
Intragroup stock margin eliminations	30	91	105
Depreciation	(193)	(321)	(405)
Impairment of property, plant and equipment	(37)	(844)	(1,026)
Loss on disposal of Kazakhstan operations	—	(1,663)	—
Others and eliminations	(612)	(3,286)	(1,103)
1.Includes primarily staff and other holding costs and results from shared service activities.
2.Including operating income (loss) before depreciation and impairment of property, plant and equipment of the Company's operations in Ukraine and South Africa (and in
Kazakhstan in 2022 and 2023 until disposal on December 7, 2023).
Shipments and average steel selling price
ArcelorMittal steel shipments decreased by 2.4% to 54.3 million tonnes for the year ended December 31, 2024 as compared to
steel shipments of 55.6 million tonnes for the year ended
December 31, 2023.
On a comparable basis, excluding the shipments from
ArcelorMittal Pecém (consolidated from March 9, 2023) and
ArcelorMittal's Kazakhstan operations (sold on December 7,
2023), steel shipments in 2024 were 1.7% higher as compared
to 2023.
ArcelorMittal steel shipments remained relatively stable at 55.6 million tonnes for the year ended December 31, 2023 as
compared to steel shipments of 55.9 million tonnes for the year ended December 31, 2022.
On a comparable basis, excluding the shipments from
ArcelorMittal Pecém (consolidated from March 9, 2023) and
ArcelorMittal's Kazakhstan operations (sold on December 7,
2023), steel shipments in 2023 were impacted by production
cuts and outages during the year in Europe, offset in part by improved North America volumes, and declined by 4.5% as
compared to 2022.
Steel shipments decreased 4.6% to 27.3 million tonnes for the first half of 2024, as compared to 28.7 million tonnes for the first half of 2023. On a scope adjusted basis (i.e. excluding
ArcelorMittal's Kazakhstan operations and ArcelorMittal Pecém), steel shipments in the first half of 2024 decreased by 1.1% as compared to the first half of 2023. Steel shipments remained stable at 26.9 million tonnes in the second half of 2024
compared to 27.0 million tonnes in the second half of 2023, and increased 4.6% on a scope adjusted basis excluding
Kazakhstan operations.
Steel shipments decreased 3.6% to 28.7 million tonnes in the first half of 2023 as compared to 29.7 million tonnes for the first half of 2022. Excluding the shipments of ArcelorMittal Pecém
(consolidated from March 9, 2023), steel shipments in the first half of 2023 declined by 6.8% as compared to the first half of
2022 (impacted by outages in Europe and lower demand in
Brazil, including exports). Steel shipments increased 2.9% to
27.0 million tonnes in the second half of 2023 compared to 26.2 million tonnes in the second half of 2022, mainly due to the shipments of ArcelorMittal Pecém and improved shipments from
North America segment. Excluding the shipments from
ArcelorMittal Pecém, steel shipments in the second half of 2023 declined by 2.9% as compared to the second half of 2022
(mainly impacted by the lower demand in Europe).
Average steel selling prices decreased by 7.6% for the year
ended December 31, 2024 as compared to the year ended
December 31, 2023 in line with international steel selling prices.
Average steel selling prices decreased by 7.5% for both first half of 2024 and second half of 2024, compared to first half and
second half of 2023, in line with international prices.
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
ArcelorMittal's total iron ore production increased by 1.1% to
42.4 million tonnes (including 27.9 million tonnes in the Mining segment) for the year ended December 31, 2024 as compared
to 42.0 million tonnes (including 26.0 million tonnes in the
Mining segment) for the year ended December 31, 2023.
ArcelorMittal's total iron ore production decreased by 7.9% to
42.0 million tonnes (including 26.0 million tonnes in the Mining segment) for the year ended December 31, 2023 as compared

Management report
to 45.3 million tonnes (including 28.6 million tonnes in the
Mining segment) for the year ended December 31, 2022.
Sales
ArcelorMittal had sales of $62.4 billion for the year ended
December 31, 2024, representing an 8.5% decrease from sales
of $68.3 billion for the year ended December 31, 2023, primarily due to 7.6% lower average steel selling prices and a 2.4%
decline in steel shipments. In the first half of 2024, sales decreased by 12.3% to $32.5 billion from $37.1 billion for the first half of 2023, primarily due to 4.6% lower steel shipments and 7.5% lower average steel selling prices. In the second half of 2024, sales decreased by 4.0% to $29.9 billion from $31.2 billion for the second half of 2023, primarily due to 7.5% lower average steel selling prices.
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
Export sales
Because Group's customers and operations are mainly based
outside its home country of Luxembourg, all of its sales are considered to be export sales. Annual sales to a single
individual customer did not exceed 5% of sales in any of the periods presented.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal,
scrap and alloys), energy, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2024 was $56.7 billion as
compared to $63.5 billion for the year ended December 31,
2023, mainly driven by lower iron ore, coal and energy costs
(see below for more details). Cost of sales for the year ended
December 31, 2024 included $116 million impairment charges of property, plant and equipment, of which $37 million related to the announced wind down of the Longs Business in
ArcelorMittal South Africa, $43 million relating to write off of certain civil works following the termination of the Monlevade expansion project in Brazil and $36 million in connection with the closure of the Kraków coke plant in Poland. Cost of sales for the year ended December 31, 2024 also included $216 million
of restructuring charges, including $74 million relating to the
Europe segment, $79 million relating to Sustainable Solutions and $63 million related to the announced wind down of the
Longs Business in ArcelorMittal South Africa. Cost of sales for the year ended December 31, 2023 included $1.5 billion foreign exchange translation losses and impairment charges of $0.9
billion in connection with the sale of ArcelorMittal's Kazakhstan operations, the Company's steel and mining operations in
Kazakhstan, of which $0.7 billion impairment of property, plant and equipment and $0.2 billion impairment of former ACIS
goodwill. Cost of sales for the year ended December 31, 2023 also included $0.1 billion impairment of property, plant and equipment of the Long operations of ArcelorMittal South Africa.
Cost of sales for the year ended December 31, 2022 included a
$1.0 billion impairment charge relating to ArcelorMittal Kryviy
Rih’s property, plant and equipment due to the significant
uncertainty about the evolution of the geopolitical context in
Ukraine and the timing and ability for the Company to resume operations to a normal level. Cost of sales for the year ended
December 31, 2022 also included $0.5 billion of inventory
related charges to reflect the net realizable value of inventory with declining market prices in Europe, partially offset by a $0.1 billion bargain purchase gain on the acquisition of ArcelorMittal
Texas HBI and a $0.1 billion gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract.
For the years ended December 31, 2024, 2023, and 2022, cost
of sales included the following energy costs:

in millions of USD	2024	2023	2022
Electricity for production	2,736	3,129	4,360
Natural and other gases	1,498	1,887	3,326
Other energy and utilities	1,624	1,799	1,902
Total	5,858	6,815	9,588
Energy costs represented 10%, 11% and 14% of cost of sales
for the years ended December 31, 2024, 2023, and 2022,
respectively. ArcelorMittal has taken cost mitigating actions including hedging a part of its future energy consumption (in accordance with the Group's commodity price hedging policy)
as well as operational savings. In the case of natural gas, the
Company has taken several actions to minimize the
consumption of natural gas throughout its production process, including optimization of the reuse of blast furnace gases and coke oven battery gases, and enhancement of oxygen
enrichment combustion for reheating furnaces.
Depreciation for the year ended December 31, 2024 was $2.6
billion, slightly lower as compared to $2.7 billion for the year ended December 31, 2023.
Depreciation for the year ended December 31, 2023 was $2.7
billion, slightly higher as compared to $2.6 billion for the year ended December 31, 2022 primarily due to the acquisition of

Management report
ArcelorMittal Texas HBI on June 30, 2022 and ArcelorMittal
Pecém on March 9, 2023.
Selling, general and administrative expenses
Selling, general and administrative expenses ("SG&A") were
$2.5 billion for the year ended December 31, 2024 as compared to $2.4 billion for the year ended December 31, 2023 and $2.3 billion for the year ended December 31, 2022. SG&A as a
percentage of sales increased for the year ended December 31,
2024 (4.0%) as compared to 2023 (3.5%) and 2022 (2.8%).
Operating income
ArcelorMittal’s operating income for the year ended December
31, 2024 was $3.3 billion as compared to $2.3 billion for the year ended December 31, 2023. Operating income for the year
ended December 31, 2024 was impacted by negative price-cost
effects across the steel segments, impact of illegal blockade of
Mexico operations and weaker performance of Mining primarily driven by 8.3% lower iron ore reference prices. Operating
income was also impacted by the impairment and restructuring charges described above.
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
Operating income for the year ended December 31, 2023
included a $2.4 billion charge relating to the disposal of
ArcelorMittal Kazakhstan operations including $0.9 billion of impairment of property, plant and equipment and goodwill and
$1.5 billion cumulative foreign exchange translation losses
(previously recognized in equity) recycled through the
consolidated statements of operations.

North America
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2024	2023	2022
Sales	11,896	12,978	13,774
Depreciation	(509)	(535)	(427)
Operating income	1,310	1,917	2,818
Crude steel production (thousand tonnes)	7,538	8,727	8,271
Flat product shipments	8,022	8,220	7,121
Long product shipments	2,486	2,734	2,739
Others and eliminations	(445)	(390)	(274)
Total steel shipments (thousand tonnes) *	10,063	10,564	9,586
Average steel selling price (USD/tonne)	985	1,024	1,215
* North America steel shipments include slabs sourced by North America from
Group subsidiaries (primarily from Brazil) and sold to the Calvert joint venture which are then eliminated on consolidation. These shipments, which vary between periods due to slab sourcing mix and timing of vessels in a period, amounted to 1,867,000 tonnes, 1,660,000 tonnes and 1,173,000 tonnes in 2024,
2023 and 2022, respectively.
Crude steel production, steel shipments and average steel
selling price
Crude steel production for the North America segment
decreased by 13.6% to 7.5 million tonnes for the year ended
December 31, 2024 as compared to 8.7 million tonnes for the
year ended December 31, 2023. Crude steel production in the
North America segment decreased 9.4% to 4.0 million tonnes in the first half of 2024 as compared to 4.4 million tonnes for the first half of 2023 and decreased 17.9% to 3.5 million tonnes in the second half of 2024 as compared to 4.3 million tonnes in the second half of 2023. This resulted mainly from the illegal
blockade of Mexico's steel plant in Lazaro Cardenas and mine located in the Tenencia La Mira in the state of Michoacán by a group of workers due to their dissatisfaction with the distribution of profit sharing by the Company during the second and third quarters of 2024. In order to maintain safety within and outside the plant, the Company halted the steel and mining operations, and undertook mitigation actions to continue to serve
customers. The estimated impact was approximately 800,000
tonnes of foregone steel production and lost operating income of
$0.2 billion (including increased costs due to the actions
mentioned above). On July 19, 2024, the Company announced
that it approved a new settlement with unions with an agreement to end the strike and blockade leading to a gradual restart of crude steel production, which continued to normalize during the fourth quarter of 2024 and is expected to fully recover in the first quarter of 2025.
Crude steel production for the North America segment increased
5.5% to 8.7 million tonnes for the year ended December 31,
2023 as compared to 8.3 million tonnes for the year ended
December 31, 2022. Crude steel production increased 7.3% to
4.4 million tonnes in the first half of 2023 as compared to 4.1 million tonnes the first half of 2022, which was impacted by labor actions in Mexico and in Long Products Canada and
maintenance in Canada. Crude steel production increased 3.8%
to 4.3 million tonnes in the second half of 2023 as compared to
4.1 million tonnes in the second half of 2022, which was
impacted by planned maintenance.
Steel shipments in the North America segment decreased by
4.7% for the year ended December 31, 2024 to 10.1 million
tonnes as compared to the 10.6 million tonnes for the year
ended December 31, 2023 primarily driven by the illegal
blockade at the Company's Mexican operations, which impacted both the first and second halves of 2024. Steel shipments
decreased 3.4% to 5.3 million tonnes for the first half of 2024, from 5.4 million tonnes for the first half of 2023. Steel shipments decreased by 6.2% to 4.8 million tonnes in the second half of
2024, as compared to the 5.1 million tonnes in the second half of 2023.

Management report
Steel shipments in the North America segment increased by
10.2% for the year ended December 31, 2023 to 10.6 million
tonnes as compared to the 9.6 million tonnes for the year ended
December 31, 2022. Steel shipments increased 10.9% to 5.4
million tonnes for the first half of 2023, from 4.9 million tonnes for the first half of 2022 primarily due to higher slab shipments sourced from the Brazil segment for Calvert and higher steel shipments in Mexico. Steel shipments increased by 9.4% to 5.1 million tonnes in the second half of 2023, as compared to the
4.7 million tonnes in the second half of 2022, primarily due to the higher slab shipments sourced from Brazil and sold to the
Calvert joint venture, and higher steel shipments in Mexico.
Average steel selling prices in North America segment
decreased 3.9% for the year ended December 31, 2024 as
compared to the year ended December 31, 2023. In the first half of 2024, average steel selling prices decreased marginally by
1.0%, compared to the first half of 2023, and 7.1% lower in the second half of 2024, as compared to the second half of 2023, in line with the trend in market prices.
Average steel selling prices in North America segment
decreased 15.7% for the year ended December 31, 2023 as
compared to the year ended December 31, 2022. In the first half of 2023, average steel selling prices were 20.2% lower than in the first half of 2022, in line with the trend in market prices.
Average steel selling prices in the second half of 2023 were
10.0% lower as compared to the second half of 2022, in line
with the trend in market prices.
Sales
Sales in the North America segment were $11.9 billion for the year ended December 31, 2024, representing a 8.3% decrease
as compared to the year ended December 31, 2023. Sales in
the North America segment decreased 4.9% to $6.5 billion for the first half of 2024 as compared to $6.8 billion for the first half of 2023, mainly due to 3.4% lower steel shipments and 1.0%
lower steel average steel selling prices. Sales in the North
America segment decreased by 12.1% in the second half of
2024 as compared to the second half of 2023, mainly due to
6.2% lower steel shipments and 7.1% lower average steel
selling prices. Shipments in both first and second half of the year ended December 31, 2024 were impacted by the illegal
blockade as discussed above.
Sales in the North America segment were $13.0 billion for the year ended December 31, 2023, representing a 5.8% decrease
as compared to the year ended December 31, 2022. Sales in
the North America segment decreased 7.6% to $6.8 billion for the first half of 2023 as compared to $7.4 billion for the first half of 2022, mainly due to 20.2% lower average steel selling prices, offset in part by 10.9% higher steel shipment volumes and the impact of consolidation of ArcelorMittal Texas HBI. Sales in the
North America segment in the second half of 2023 decreased by
3.6% as compared to the second half of 2022, mainly due to
10.0% lower average steel selling prices, partially offset by the
9.4% increase in steel shipments.
Operating income
Operating income for the North America segment decreased by
31.7% to $1.3 billion for the year ended December 31, 2024,
compared to $1.9 billion for the year ended December 31, 2023, mainly due to 4.7% lower steel shipments and a negative price-
cost effect, including higher costs related to the above
mentioned illegal blockade action in Mexico. In the first half of
2024, operating income was $923 million, as compared to
$1,117 million in the first half of 2023. Operating income
decreased by 51.6% in the second half of 2024 as compared to the second half of 2023.
Operating income decreased by 32.0% to $1.9 billion for the
year ended December 31, 2023, compared to $2.8 billion for the year ended December 31, 2022, mainly due to negative price-
cost effect driven by lower average steel selling prices offset in part by higher steel shipments. In the first half of 2023, operating income for the North America segment was $1,117 million, as
compared to $1,871 million in the first half of 2022, mainly driven by a significant negative price-cost effect offset in part by higher steel shipments and the contribution from ArcelorMittal
Texas HBI. Operating income for the North America segment in the second half of 2023 decreased by 15.5%, as compared to
the second half of 2022, mainly due to negative price-cost effect partially offset by an increase in steel shipments. The second half of 2022 includes a $0.1 billion bargain purchase gain on the acquisition of ArcelorMittal Texas HBI and a $0.1 billion gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract.

Brazil
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2024	2023	2022
Sales	12,401	13,163	13,732
Depreciation	(361)	(341)	(246)
Operating income	1,399	1,461	2,775
Crude steel production (thousand tonnes)	14,540	13,986	11,877
Flat product shipments	9,409	8,833	6,423
Long product shipments	4,732	4,905	5,179
Others and eliminations	(59)	(57)	(86)
Total steel shipments (thousand tonnes)	14,082	13,681	11,516
Average steel selling price (USD/tonne)	816	939	1,114
Crude steel production, steel shipments and average steel
selling price
Crude steel production for the Brazil segment increased 4.0% to
14.5 million tonnes for the year ended December 31, 2024 as
compared to 14.0 million tonnes for the year ended December

Management report
31, 2023 primarily due to the consolidation of ArcelorMittal
Pecém from March 9, 2023. On a scope adjusted basis
excluding the impact of ArcelorMittal Pecém, crude steel
production remained stable at 11.5 million tonnes in 2024 as compared to 2023. Crude steel production in the Brazil segment increased 5.7% to 7.2 million tonnes in the first half of 2024 as compared to 6.8 million tonnes for the first half of 2023,
including the impact of the consolidation of ArcelorMittal Pecém from March 9, 2023. Crude steel production in the Brazil
segment increased 2.3% to 7.4 million tonnes for the second
half of 2024 as compared to 7.2 million tonnes for the second half of 2023.
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
Steel shipments increased 2.9% to 14.1 million tonnes for the year ended December 31, 2024 as compared to 13.7 million
tonnes for the year ended December 31, 2023. On a scope
adjusted basis excluding the impact of ArcelorMittal Pecém,
steel shipments remained stable at 11.2 million tonnes in 2024 as compared to 2023. Steel shipments increased 4.6% to 6.8
million tonnes in the first half of 2024 as compared to 6.5 million tonnes for the first half of 2023, primarily due to the impact of
ArcelorMittal Pecém. Steel shipments in the second half of 2024 increased 1.5% as compared to the second half of 2023.
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
Average steel selling prices decreased 13.1% for the year
ended December 31, 2024 as compared to the year ended
December 31, 2023, in line with the trend in market prices.
Average steel selling prices decreased 13.8% in the first half of
2024 compared to the first half of 2023 and 12.6% in second
half of 2024 as compared to the second half of 2023, in line with the trend in market prices.
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
Sales
In the Brazil segment, sales decreased 5.8% to $12.4 billion for the year ended December 31, 2024 as compared to $13.2 billion for the year ended December 31, 2023, primarily due to 13.1%
lower average steel selling prices offset in part by 2.9% higher steel shipments. In the first half of 2024, sales decreased 8.7%
to $6.3 billion as compared to $6.9 billion for the first half of
2023 primarily due to 13.8% lower average steel selling prices offset in part by 4.6% higher steel shipments. Sales in the Brazil segment in the first half of 2024 was also impacted by the
devaluation of the Argentinian peso. In the second half of 2024, sales decreased 2.6% to $6.1 billion as compared to $6.3 billion for the second half of 2023, driven by lower average steel selling prices offset in part by the 1.5% increase in shipments.
Sales decreased 4.1% to $13.2 billion for the year ended
December 31, 2023 as compared to $13.7 billion for the year
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

Management report
an 18.1% decrease in average steel selling prices and the
devaluation of the Argentinian peso, offset by a 30.8% increase in shipments.
Operating income
Operating income for the Brazil segment was $1.4 billion for the year ended December 31, 2024, representing a 4.2% decrease
as compared to $1.5 billion for the year ended December 31,
2023, Operating income included a $43 million impairment
charge relating to write off of civil works following the termination of the Monlevade expansion project in Brazil. Operating income was $627 million in the first half of 2024 as compared to $876 million in the first half of 2023. Operating income decreased
28.4% in the first half of 2024 compared to the first half of 2023 mainly due to a negative price-cost effect (i.e., the decline in selling prices exceeded the decline in costs) offset in part by higher shipment volumes. Operating income increased 32.0% to
$772 million in the second half of 2024 from $585 million in the second half of 2023 driven by higher shipment volume and a
positive price-cost effect with the decline in selling prices more than offset by the decline in costs.
Operating income for the Brazil segment was $1.5 billion for the year ended December 31, 2023, representing a 47.3% decrease
as compared to the year ended December 31, 2022, primarily
due to a negative price-cost effect and the impact of the
devaluation of the Argentinian peso offset in part by the
contribution from ArcelorMittal Pecém. Operating income for the year ended December 31, 2022 also included $0.2 billion
related to PIS/COFINS tax credits with respect to scrap
purchases for prior periods. Operating income in the first half of
2023 was $876 million as compared to $1,875 million in the first half of 2022. Operating income decreased 53.3% in the first half of 2024 compared to the first half of 2023 primarily driven by negative price-cost effect, partly offset by higher steel shipments
(including the contribution from ArcelorMittal Pecém). Operating income decreased 35.0% to $585 million in the second half of
2023 from $901 million in the second half of 2022, mainly due to a negative price-cost effect, and the impact of the devaluation of the Argentinian peso, partially offset by the contribution from
ArcelorMittal Pecém.

Europe
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2024	2023	2022
Sales	29,952	31,695	39,639
Depreciation	(1,128)	(1,098)	(1,160)
Operating income	386	879	3,521
Crude steel production (thousand tonnes)	31,211	28,445	31,483
Flat product shipments	20,489	19,570	21,387
Long product shipments	8,183	8,001	8,321
Others and eliminations	(13)	(12)	(9)
Total steel shipments (thousand tonnes)	28,659	27,559	29,699
Average steel selling price (USD/tonne)	910	995	1,157
Crude steel production, steel shipments and average steel
selling price
Crude steel production for the Europe segment increased 9.7%
to 31.2 million tonnes for the year ended December 31, 2024 as compared to 28.4 million tonnes for the year ended December
31, 2023, which was negatively impacted by lower demand and
outages of blast furnaces (see below). Crude steel production increased 7.8% to 15.6 million tonnes in the first half of 2024 from 14.5 million tonnes in the first half of 2023. 2023  was negatively impacted by outages of blast furnaces ("BF") in Gijón,
Spain (BF A) and Dunkirk, France (BF 4) in late March 2023
prior to restart in mid-July 2023. Crude steel production
increased 11.7% to 15.6 million tonnes in the second half of
2024 from 13.9 million tonnes in the second half of 2023, which was negatively impacted, in particular in the fourth quarter, by a reline of blast furnace A at Ghent (Belgium), planned
maintenance of blast furnace #2 at Bremen (Germany), both of which restarted in early December 2023, and production cuts at blast furnace #1 in Fos-sur-Mer (France).
Crude steel production for the Europe segment decreased 9.6%
to 28.4 million tonnes for the year ended December 31, 2023 as compared to 31.5 million tonnes for the year ended December
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
Crude steel production in the fourth quarter of 2023 was
negatively impacted by a reline of blast furnace A at Ghent
(Belgium) and planned maintenance of blast furnace #2 at
Bremen (Germany), both of which restarted in early December

Management report
2023, and production cuts at blast furnace #1 in Fos-sur-Mer
(France). Crude steel production decreased 13.2% to 14.5
million tonnes in the first half of 2023 from 16.7 million tonnes in the first half of 2022 and 5.7% to 13.9 million tonnes in the second half of 2023 from 14.8 million tonnes in the second half of 2022 for the above-mentioned reasons.
Steel shipments were 28.7 million tonnes for the year ended
December 31, 2024, representing a 4.0% increase from steel
shipments of 27.6 million tonnes for the year ended December
31, 2023, primarily due to higher production as discussed
above. Steel shipments slightly decreased to 14.6 million tonnes in the first half of 2024, as compared to 14.7 million tonnes in the first half of 2023. Steel shipments increased 9.2% in the second half of 2024 compared to the second half of 2023, which had been negatively impacted by curtailed production in light of continued weak apparent demand driven by destocking and
construction-related demand.
Steel shipments were 27.6 million tonnes for the year ended
December 31, 2023, representing a 7.2% decrease from steel
shipments of 29.7 million tonnes for the year ended December
31, 2022, primarily due to lower production as discussed above and weaker demand (including weaker construction-related
demand). Steel shipments decreased 8.4% to 14.7 million
tonnes in the first half of 2023, from 16.1 million tonnes in the first half of 2022 mainly due to lower production as discussed above and weaker demand. Steel shipments decreased 5.8% in
the second half of 2023 compared to the second half of 2022, primarily due to curtailed production in light of continued weak apparent demand driven by destocking and construction-related demand.
Average steel selling prices decreased 8.5% for the year ended
December 31, 2024 as compared to the year ended December
31, 2023. Average steel selling prices decreased 8.7% in the first half of 2024 as compared to the first half of 2023 and by
11.4% during the second half of 2024 as compared to the
second half of 2023, in line with the trend in market prices.
Average steel selling prices decreased 14.0% for the year
ended December 31, 2023 as compared to the year ended
December 31, 2022. Average steel selling prices decreased
15.9% in the first half of 2023 as compared to the first half of
2022 in line with the trend in market prices. Average steel selling prices decreased by 11.2% during the second half of 2023 as
compared to the second half of 2022, in line with the trend in market prices.
Sales
Sales in the Europe segment were $30.0 billion for the year
ended December 31, 2024, representing a 5.5% decrease as
compared to sales of $31.7 billion for the year ended December
31, 2023, primarily due to a 8.5% decrease in average steel
selling prices offset in part by 4.0% higher steel shipments. In the first half of 2024, sales decreased 11.8% to $15.7 billion as compared to $17.8 billion in the first half of 2023, primarily due to a 8.7% decrease in average steel selling prices. In the
second half of 2024, sales increased by 2.5% to $14.3 billion as compared to $13.9 billion in the second half of 2023, primarily due to 9.2% higher steel shipments offset in part by the 11.4%
decline in average steel selling prices.
Sales in the Europe segment were $31.7 billion for the year
ended December 31, 2023, representing a 20.0% decrease as
compared to sales of $39.6 billion for the year ended December
31, 2022, primarily due to a 14.0% decrease in average steel selling prices and 7.2% lower steel shipments. In the first half of
2023, sales decreased by 20.6% to $17.8 billion as compared to
$22.4 billion in the first half of 2022, primarily due to a 15.9%
decrease in average steel selling prices and 8.4% lower steel shipments. In the second half of 2023, sales decreased by
19.4% to $13.9 billion as compared to $17.3 billion in the
second half of 2022, primarily due to a 11.2% decrease in
average steel selling prices and 5.8% lower steel shipments.
Operating income
Operating income for the Europe segment for the year ended
December 31, 2024 was $386 million as compared to operating
income of $879 million for the year ended December 31, 2023.
Operating income was negatively impacted by $36 million
impairment charges of property, plant and equipment and $74
million restructuring charges in connection with the closure of the Kraków coke plant in Poland. Operating income was lower in
2024 primarily due to a negative price-cost effect driven by a decline in selling prices offset in part by lower costs, and higher shipment volumes. Operating income in the first half of 2024, was $263 million, as compared to $744 million for the first half of
2023, primarily due to a negative price-cost effect (as the
decline in selling prices exceeded the decline in costs).
Operating income was lower at $123 million for the second half of 2024 as compared to $135 million for the second half of 2023 impacted by the impairment and restructuring charges described above.
Operating income for the Europe segment for the year ended
December 31, 2023 was $879 million as compared to operating
income of $3,521 million for the year ended December 31, 2022.
Operating income was lower in 2023 primarily due to a negative price-cost effect and lower shipments offset in part by lower energy costs. Operating income was $744 million for the first half of 2023 as compared to $3,448 million for the first half of
2022, primarily due to a negative price-cost effect and lower

Management report
shipments offset in part by lower energy costs. Operating
income was higher at $135 million for the second half of 2023 as compared to $73 million for the second half of 2022, which had been impacted by $0.5 billion inventory-related charges.

India and JVs
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2024	2023	2022
Income from investments in associates, joint ventures and other investments	779	1,184	1,317
Impairment of investments in associates, joint ventures and other investments	—	(1,405)	—
Income from investments in associates, joint ventures and other investments was lower at $779 million for the year ended
December 31, 2024, as compared to $1,184 million for the year ended December 31, 2023. Income from investments in
associates, joint ventures and other investments was impacted by the lower contributions from AMNS India and Chinese
investees in 2024 partly offset by the positive contribution of
Vallourec in the fourth quarter of 2024.
Income from investments in associates, joint ventures and other investments was lower at $423 million for the first half of 2024, as compared to $711 million for the first half of 2023, mainly driven by lower contributions from AMNS India. Income from
investments in associates, joint ventures and other investments was lower at $356 million for the second half of 2024, as
compared to $473 million for the second half of 2023, primarily due to lower contributions from AMNS India offset in part by higher contribution from AMNS Calvert and Vallourec.
Income from investments in associates, joint ventures and other investments amounted to $1,184 million for the year ended
December 31, 2023, as compared to $1,317 million for the year ended December 31, 2022. Income from investments in
associates, joint ventures and other investments benefited from higher contributions from AMNS India and Chinese investees in
2023. Income from investments in associates, joint ventures and other investments included the annual dividend from Erdemir of
$117 million in 2022, with no such dividend received in 2023.
Income from investments in associates, joint ventures and other investments was lower at $711 million for the first half of 2023, as compared to $1,137 million for the first half of 2022, primarily due to lower contributions from AMNS Calvert and European
investees, which experienced similar dynamics to those
affecting the Company, partially offset by the higher contribution from AMNS India. Income from investments in associates, joint ventures and other investments was higher at $473 million for the second half of 2023, as compared to $180 million for the second half of 2022, primarily due to higher contributions from
AMNS India and Chinese investees, partially offset by the lower contribution from European investees.
Impairment of investments in associates, joint ventures and
other investments amounted to nil, $1,405 million and nil for the years ended December 31, 2024, 2023 and 2022. The
impairment charge recognized in 2023 related to ADI due to a downward revision of expected future cash flows and the then-
uncertainty regarding its future.

Sustainable Solutions
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2024	2023	2022
Sales	10,722	11,467	13,658
Depreciation	(178)	(143)	(108)
Operating income	57	225	778
Sales
Sales in the Sustainable Solutions segment were $10.7 billion for the year ended December 31, 2024, representing a 6.5%
decrease as compared to $11.5 billion the year ended
December 31, 2023, primarily due to weaker market conditions including lower activity levels and prices. In the first half of 2024, sales decreased 8.7% to $5.8 billion as compared to $6.3 billion in the first half of 2023, and in the second half of 2024 sales decreased by 3.8% to $4.9 billion as compared to $5.1 billion in the second half of 2023.
Sales in the Sustainable Solutions segment were $11.5 billion for the year ended December 31, 2023, representing a 16.0%
decrease as compared to $13.7 billion the year ended
December 31, 2022, primarily due to lower volumes and pricing in the steel downstream and construction business. In the first half of 2023, sales decreased 17.7% to $6.3 billion as compared to $7.7 billion in the first half of 2022, and in the second half of
2023 sales decreased by 13.9% to $5.1 billion as compared to
$6.0 billion in the second half of 2022 primarily due to the same reason as for the full year.
Operating Income for the Sustainable Solutions segment was
$57 million for the year ended December 31, 2024 as compared to $225 million for the year ended December 31, 2023, primarily due to lower activity and margins in the steel downstream and construction business and a lower margin order mix in the
projects business. Operating income for the year ended
December 31, 2024 was also negatively impacted by $79 million primarily related to restructuring of the distribution network, resulting in a concentration of sites to improve efficiencies.
Operating income for the first half of 2024 was $81 million, as compared to operating income of $189 million in the first half of
2023, primarily due to lower margins impacted by weaker
market conditions. In the second half of 2024, operating loss of the Sustainable Solutions segment amounted to $24 million as compared to operating income of $36 million for the second half

Management report
of 2023 impacted by the restructuring charges, lower activity, margins, and mix as mentioned above.
Operating income for the Sustainable Solutions segment was
$0.2 billion for the year ended December 31, 2023 as compared to $0.8 billion for the year ended December 31, 2022, primarily due to lower margins in the steel downstream and construction business. Operating income for the first half of 2023 decreased to $0.2 billion as compared to $0.7 billion for the first half of
2022, primarily due to lower margins in the steel downstream and construction business that benefited from exceptional
pricing environment in the first half of 2022. In the second half of
2023, operating income of the Sustainable Solutions segment
amounted to $36 million as compared to  $78 million for the
second half of 2022 primarily due to a lower margin order mix in the projects business.

Mining
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2024	2023	2022
Sales	2,663	3,077	3,396
Depreciation	(263)	(238)	(234)
Operating income	770	1,144	1,483
Iron ore production (million tonnes)	27.9	26.0	28.6
Iron ore shipments (million tonnes)	26.4	26.4	28.0

	Note			For the year ended December 31,
Iron ore production (million metric tonnes)	1	Type	Product	2024	2023	2022
AMMC		Open pit	Concentrate, lump, fines and pellets	24.2	22.4	24.2
AML		Open pit / Underground	Fines	3.7	3.6	4.4
Total iron ore production				27.9	26.0	28.6
1.Total of all finished production of fines, concentrate, pellets and lumps.
Production
The Mining segment had iron ore production of 27.9 million
tonnes for the year ended December 31, 2024, a 7.7% increase compared to the year ended December 31, 2023. Iron ore
production for the Mining segment decreased 5.3% to 12.4
million tonnes for the first half of 2024 compared to 13.1 million tonnes in the first half of 2023. Iron ore production was impacted by rail disruption at  AMMC following wildfires in the Port Cartier region during the last few weeks of June 2024 and unplanned
maintenance. Production at ArcelorMittal Liberia was impacted by rail accidents in the fourth quarter of 2023 and in the first quarter of 2024. Iron ore production increased 20.8% in the
second half of 2024 compared to the second half of 2023
primarily due to improved performance at AMMC, and Liberia
where rail operations had been severely impacted in the second half of 2023 due to damages to a rail bridge.
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
Sales
Sales in the Mining segment were $2.7 billion for the year ended
December 31, 2024, representing a 13.5% decrease as
compared to $3.1 billion for the year ended December 31, 2023, driven by 8.3% lower iron ore reference prices. Sales in the first half of 2024 decreased 13.5% to $1.4 billion compared to $1.6 billion for the same period in 2023 primarily due to 10.9% lower iron ore shipments and slightly lower iron ore prices. Sales in the second half of 2024 decreased 13.4% to $1.3 billion as
compared to $1.5 billion for the same period in 2023 primarily due to lower 16.1% iron ore reference prices offset in part
12.6% higher shipments.
Sales in the Mining segment were $3.1 billion for the year ended
December 31, 2023, representing a 9.4% decrease as
compared to $3.4 billion for the year ended December 31, 2022 as a result of 5.8% decrease in shipments following above-
mentioned lower production. Sales in the first half of 2023
decreased 18.3% to $1.6 billion compared to $1.9 billion for the same period in 2022 primarily due to 15.6% lower iron ore
reference prices and 1.9% lower iron ore shipments. Sales in the second half of 2023 and 2022 remain stable at $1.5 billion as the increase in iron ore reference prices was largely offset by lower shipments.
Sales to external customers were $982 million for the year
ended December 31, 2024, representing a decrease of 16% as
compared to the year ended December 31, 2023 due to lower
shipments and lower prices.
Sales to external customers were $1.2 billion for the year ended
December 31, 2023, representing a decrease of 10.3% as
compared to the year ended December 31, 2022 due to lower
selling prices.
Iron ore shipments to external customers were 9.3 million
tonnes for the year ended December 31, 2024, representing a
7.1% decrease as compared to 10.0 million tonnes for the year ended December 31, 2023.

Management report
Iron ore shipments to external customers were 10.0 million
tonnes for the year ended December 31, 2023, representing an
8.4% decrease as compared to 10.9 million tonnes for the year ended December 31, 2022, primarily due to lower production in
AMMC and Liberia.
The average reference iron ore price was $109.6 per tonne in
2024, $119.5 per tonne in 2023 and $120.3 per tonne in 2022
(delivered to China, normalized to Qingdao and 62% Fe US $
per tonne, Metal Bulletin). However, there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time. See also quarterly reference prices in "Raw materials" above.
Operating income
Operating income for the Mining segment was 32.7% lower at
$770 million for the year ended December 31, 2024 as
compared to $1,144 million for the year ended December 31,
2023, primarily driven by 8.3% lower iron ore reference prices and higher freight costs. Operating income decreased to $396 million in the first half of 2024 compared to $599 million in the first half of 2023, primarily due to lower iron ore prices and lower shipments. Operating income decreased by 31.4% to $374
million in the second half of 2024 as compared to $545 million in the second half of 2023 primarily due to lower iron ore prices in the second half of 2024 compared to the second half of 2023, offset in part by higher shipments.
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
Income from and impairments of investments in associates, joint ventures and other investments
ArcelorMittal has investments in various joint ventures and
associates. The Company considers AMNS Calvert and AMNS
India joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the
understanding of their operational performance and value to the
Company.

AMNS India
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2024	2023	2022
Crude steel production (100% basis) (thousand tonnes)	7,544	7,463	6,685
Steel shipments (100% basis) (thousand tonnes)	7,933	7,251	6,470
Sales (100% basis)	6,515	6,710	7,287
AMNS India
AMNS India production increased marginally by 1.1% in 2024 to
7.5 million tonnes and shipments increased by 9.4% from 7.3
million tonnes in 2023 to 7.9 million tonnes in 2024. Crude steel production of AMNS India increased by 8.3% from 3.6 million
tonnes in the first half of 2023 to 3.9 million tonnes in the first half of 2024. Steel shipments of AMNS India increased by
11.4% from 3.5 million tonnes in the first half of 2023 to 3.9 million tonnes in the first half of 2024. Crude steel production of
AMNS India decreased by 5.5% from 3.9 million tonnes in the
second half of 2023 to 3.7 million tonnes in the second half of
2024. Steel shipments of AMNS India increased by 7.6% from
3.7 million tonnes in the second half of 2023 to 4.0 million tonnes in the second half of 2024. Sales decreased 2.9% from
$6.7 billion in 2023 to $6.5 billion in 2024. Sales increased 2.3%
from $3.3 billion in the first half of 2023 to $3.4 billion in the first half of 2024. Sales decreased 8.0% from $3.4 billion in the
second half of 2023 to $3.1 billion in the second half of 2024.
AMNS India experienced a negative price-cost effect in 2024
compared to 2023 including a lower benefit from natural gas
hedges.
AMNS India production increased by 11.5% from 6.7 million
tonnes in 2022 to 7.5 million tonnes in 2023, and shipments
increased by 12.1% from 6.5 million tonnes in 2022 to 7.3
million tonnes in 2023. Crude steel production and steel
shipments of AMNS India increased by 4.7% and 8.2%,
respectively, from 3.4 million tonnes in the first half of 2022 to
3.6 million tonnes in the first half of 2023 and from 3.2 million tonnes in the first half of 2022 to 3.5 million tonnes in the first half of 2023, respectively. Crude steel production and steel shipments of AMNS India increased by 18.8% and 15.7%,
respectively, from 3.3 million tonnes in the second half of 2022 to 3.9 million tonnes in the second half of 2023 and from 3.2 million tonnes in the second half of 2022 to 3.7 million tonnes in the second half of 2023, respectively. Sales decreased by 7.9%
from $7.3 billion in 2022 to $6.7 billion in 2023. Sales decreased by 17.9% from $4.0 billion in the first half of 2022 to $3.3 billion in the first half of 2023. Sales increased 4.4% from $3.2 billion in the second half of 2022 to $3.4 billion in the second half of
2023. AMNS India’s results in the second half of 2023 also
reflected the unwinding of a natural gas hedges.

Management report

AMNS Calvert
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2024	2023	2022
HSM production (100% basis) (thousand tonnes)	4,496	4,654	4,320
Steel shipments (100% basis) (thousand tonnes)	4,232	4,469	4,229
Sales (100% basis)	4,544	4,860	4,969
AMNS Calvert
Hot strip mill production1 for AMNS Calvert decreased by 3.4%
from 4.7 million tonnes in 2023 to 4.5 million tonnes in 2024 and shipments2 decreased by 5.3% from 4.5 million tonnes in 2023 to 4.2 million tonnes in 2024. AMNS Calvert's production1
remained stable at 2.4 million tonnes in the first half of 2024 and
2023 while steel shipments2 decreased by 2.2% from 2.33
million tonnes in the first half of 2023 to 2.28 million tonnes in the first half of 2024. AMNS Calvert's production1 decreased by
6.8% from 2.2 million tonnes in the second half of 2023 to 2.1 million tonnes in the second half of 2024 while steel shipments2 decreased by 8.7% from 2.1 million tonnes in the second half of
2023 to 2.0 million tonnes in the second half of 2024. Sales decreased 6.5% in 2024 to $4.5 billion from $4.9 billion in 2023.
Sales were 2.8% lower at $2.48 billion in the first half of 2024 as compared to $2.55 billion in the first half of 2023. Sales were
10.6% lower at $2.06  billion in the second half of 2024 as
compared to $2.31 billion in the second half of 2023. AMNS
Calvert benefited from a positive price-cost effect driven
primarily by lower purchased slab cost.
Hot strip mill production1 for AMNS Calvert increased by 7.7%
from 4.3 million tonnes in 2022 to 4.7 million tonnes in 2023 and shipments2 increased by 5.7% from 4.2 million tonnes in 2022 to
4.5 million tonnes in 2023. AMNS Calvert's production1
increased by 7.7% from 2.3 million tonnes in the first half of
2022 to 2.4 million tonnes in the first half of 2023 while steel shipments2 remained stable at 2.3 million tonnes in the first half of 2022 and 2023. AMNS Calvert's production1 increased by
7.8% from 2.1 million tonnes in the second half of 2022 to 2.2 million tonnes in the second half of 2023 while steel shipments2 increased by 10.7% from 1.9 million tonnes in the second half of
2022 to 2.1 million tonnes in the second half of 2023. Increased production and shipments were due to improved demand
conditions. Sales decreased by 2.2% in 2023 to $4.9 billion from
$5.0 billion  in 2022. Sales decreased by 8.3% from $2.8 billion in the first half of 2022 to $2.6 billion in the first half of 2023 and increased by 5.5% from $2.2 billion in the second half of 2022 to
$2.3 billion in the second half of 2023. AMNS Calvert’s results were negatively impacted in the second half of 2023 by negative price cost effect, weaker product mix and higher maintenance costs.
1.Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
2.Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.
Impairments of investments in joint ventures, associates and other investments were $1.4 billion in the year ended December
31, 2023 with respect to Acciaierie d'Italia due to a downward revision of expected future cash flows together with the
uncertainty regarding its future, see also note 2.3 to
consolidated financial statements. No such impairments were
recorded in 2024 or 2022.
Financing costs-net
Financing costs-net include net interest expense, revaluation of financial instruments, net foreign exchange income/expense
(i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net
financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities).
Net financing costs were higher at $1.2 billion for the year ended
December 31, 2024 as compared to $0.9 billion for the year
ended December 31, 2023. Net interest expense (interest
expense less interest income) was slightly lower at $110 million for the year ended December 31, 2024 as compared to $145
million for the year ended December 31, 2023 and included $0.3 billion of capitalized borrowing costs. Net financing costs for the year ended December 31, 2024 included $83 million expense
relating to the fair value at acquisition date of the forward in connection with the Vallourec acquisition.
Foreign exchange losses were $565 million as compared to
$48 million for the years ended December 31, 2024 and 2023,
respectively. In 2024, foreign exchange losses were higher
mainly due to the appreciation of the U.S. dollar against most currencies.
Other net financing costs (including expenses related to true sale of receivables ("TSR"), bank fees, interest on pensions and derivative instruments) were $0.5 billion for the year ended
December 31, 2024 compared to $0.7 billion for the year ended
December 31, 2023.
Net financing costs were higher at $0.9 billion for the year ended
December 31, 2023 as compared to $0.3 billion for the year
ended December 31, 2022. Net interest expense (interest
expense less interest income) was lower at $145 million for the year ended December 31, 2023 as compared to $213 million for the year ended December 31, 2022, due to higher interest
income in Argentina from investments in currency-protected
funds.
Foreign exchange losses were $48 million as compared to
foreign exchange gains of $191 million for the years ended
December 31, 2023 and 2022, respectively.

Management report
Other net financing costs (including expenses related to true sale of receivables ("TSR"), bank fees, interest on pensions and fair value adjustments of the call option of the mandatorily convertible bond and derivative instruments) were $0.7 billion for the year ended December 31, 2023 compared to $0.3 billion for the year ended December 31, 2022. 2022 included mark-to-
market losses related to the mandatory convertible bond call option totaling $16 million.
Income tax expense (benefit)
ArcelorMittal recorded an income tax expense of $1.5 billion for the year ended December 31, 2024 as compared to $0.2 billion for the year ended December 31, 2023. The increase included a
$0.4 billion decrease in deferred tax asset and resulting deferred tax expense related to the decrease of the statutory tax rate in
Luxembourg effective January 1, 2025 from 24.94% to 23.87%.
Income tax expense included also in 2024 a $0.2 billion
provision relating to expected resolution of the tax disputes in the North America segment. See note 10.1 to the consolidated financial statements.
ArcelorMittal recorded an income tax expense of $0.2 billion for the year ended December 31, 2023 as compared to $1.7 billion for the year ended December 31, 2022 reflecting overall lower taxable income.
ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower
corporate income tax rate than the statutory tax rate as enacted in Luxembourg (23.87%), as well as in jurisdictions, mainly in
Brazil and Mexico, which have a structurally higher corporate income tax rate.
The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2024, 2023 and 2022 are as set forth below:

	2024		2023		2022
	Statutory income tax	Statutory income tax rate*	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
Argentina	(39)	35.00%	80	35.00%	100	35.00%
Belgium	(27)	25.00%	(12)	25.00%	238	25.00%
Brazil	173	34.00%	153	34.00%	698	34.00%
Canada	488	25.90%	470	25.90%	747	25.90%
France	(197)	25.82%	(116)	25.82%	158	25.82%
Germany	(197)	30.30%	(154)	30.30%	82	30.30%
Italy	(18)	24.00%	3	24.00%	(14)	24.00%
Kazakhstan	—	20.00%	(69)	20.00%	26	20.00%
Liberia	(42)	25.00%	(18)	25.00%	—	25.00%
Luxembourg	556	23.87%	806	24.94%	633	24.94%
Mexico	49	30.00%	49	30.00%	148	30.00%
The Netherlands	(19)	25.80%	(627)	25.80%	(9)	25.80%
Poland	(71)	19.00%	(71)	19.00%	49	19.00%
South Africa	(86)	27.00%	(58)	27.00%	47	27.00%
Spain	(8)	25.00%	(1)	25.00%	26	25.00%
Ukraine	(39)	18.00%	(56)	18.00%	(267)	18.00%
United States	68	21.00%	83	21.00%	103	21.00%
Others	(9)		(8)		53
Total	582		454		2,818
*The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.
Non-controlling interests
Net income attributable to non-controlling interests was $41 million, $103 million and $236 million for the years ended
December 31, 2024, 2023 and 2022, respectively. Net income
attributable to non-controlling interests decreased in 2024
compared to 2023 and 2022 primarily as a result of lower
operating performance.
Net income attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent was $1.3 billion, $0.9 billion and $9.3 billion for the years ended December 31, 2024, 2023 and 2022, respectively.

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
In management’s opinion, ArcelorMittal’s credit facilities and working capital are adequate for its present requirements.
As of December 31, 2024, ArcelorMittal’s cash and cash
equivalents and restricted cash amounted to $6.5 billion
(including restricted cash of $84 million, of which $68 million relating to various environmental obligations, true sales of receivables programs and letter of credits issued in ArcelorMittal
South Africa) as compared to $7.8 billion (including restricted cash of $97 million, of which $54 million relating to various environmental obligations and true sales of receivables
programs in ArcelorMittal South Africa) as of December 31,
2023. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of
December 31, 2024 compared to $5.4 billion as of December
31, 2023. For information on the currencies of cash and cash equivalents and restricted cash, see note 6.1.4 to the
consolidated financial statements.
As of December 31, 2024, ArcelorMittal’s total debt, which
includes long-term debt and short-term debt was $11.6 billion, compared to $10.7 billion as of December 31, 2023.
Net debt (defined as long-term debt ($8.8 billion) plus short-term debt ($2.7 billion), less cash and cash equivalents, restricted cash and other restricted funds ($6.5 billion)) was $5.1 billion as of December 31, 2024, up from $2.9 billion at December 31,
2023 (long-term debt of $8.4 billion plus short-term debt of $2.3 billion, less cash and cash equivalents and restricted cash of
$7.8 billion). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying
levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at
December 31, 2024 and 2023 was 10% and 5%, respectively.
See note 6.3 to the consolidated financial statements.
The margin applicable to ArcelorMittal’s principal credit facilities
($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-
term credit ratings. On June 16, 2023, Standard & Poor's
upgraded its outlook on ArcelorMittal to positive on expected strengthening of the business and affirmed the 'BBB-'
investment grade rating. On February 19, 2024, Moody’s
revised its outlook on ArcelorMittal to 'Positive' from 'Stable' on expected strengthening of its business profile and structurally improving its profitability, and affirmed the ‘Baa3’ investment grade rating. See "Introduction—Risk Factors and Controls—
Risks related to ArcelorMittal's financial position and
organizational structure—ArcelorMittal's indebtedness could
have an adverse impact on its results of operations and financial position, and the market's perception of ArcelorMittal's leverage may affect its share price."
ArcelorMittal's $5.5 billion revolving credit facility (see "—
Financings—Principal credit facilities" below) contains restrictive covenants, which among other things, limit encumbrances on
the assets of ArcelorMittal and its subsidiaries, the ability of
ArcelorMittal’s subsidiaries to incur debt and the ability of
ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances.
Non-compliance with the covenants in the Company’s borrowing agreements entitles the lenders under such facilities to
accelerate the Company’s repayment obligations. The Company
was in compliance with the financial covenants in the
agreements related to all of its borrowings as of December 31,
2024.
As of December 31, 2024, ArcelorMittal had guaranteed $375
million of debt of its operating subsidiaries compared to $234 million as of December 31, 2023. See also note 9.4 to the
consolidated financial statements for a description of guarantees by ArcelorMittal for joint ventures indebtedness of $6.3 billion as of December 31, 2024 including $4.0 billion issued on behalf of
AMNS India, $1.2 billion issued on behalf of Calvert, $303
million in relation to outstanding lease liabilities for vessels operated by Global Chartering, $183 million on behalf of Ventos de Santos Antonio and $186 million on behalf of Al Jubail.
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

Management report
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
On March 30, 2023, AMNS Luxembourg entered into an
additional $5 billion loan agreement ("JBIC co-financing loan")
with the same syndicate of Japanese banks. As for the above-
mentioned loan, the obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC
in proportion to their interests in the joint venture, 60% and 40%, respectively. The proceeds obtained through the JBIC co-
financing loan are being used to finance the expansion of AMNS
India’s steelmaking capacity at its Hazira plant from 8.6 million tonnes to 15 million tonnes. In addition to the primary
steelmaking capacity expansion, the project includes the
development of downstream rolling and finishing facilities that will enhance AMNS India’s ability to produce value-added steels for sectors including defense, automotive and infrastructure.
The following table summarizes the repayment schedule of
ArcelorMittal’s outstanding indebtedness, which includes short-
term and long-term debt, as of December 31, 2024.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of December 31, 2024	2025	2026	2027	2028	2029 and beyond	Total
Bonds	1.0	1.0	1.2	0.5	4.2	7.9
Commercial paper	0.7	—	—	—	—	0.7
Lease liabilities and other loans	1.0	0.3	0.7	0.2	0.8	3.0
Total gross debt	2.7	1.3	1.9	0.7	5.0	11.6
The average debt maturity of the Company was 6.7 years as of
December 31, 2024, as compared to 5.7 years as of December
31, 2023.
Further information regarding ArcelorMittal’s outstanding short-
term and long-term indebtedness as of December 31, 2024,
including the breakdown between fixed rate and variable rate debt, is set forth in note 6 to the consolidated financial
statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 6 to the consolidated financial statements.
Financings
ArcelorMittal’s principal credit facilities are described below, for further information on its existing credit facilities and several debt financing and repayment transactions completed during
2024, please refer to note 6 to the consolidated financial
statements.
Principal credit facilities
On May 29, 2024, ArcelorMittal signed a new $5.5 billion
revolving credit facility (the "Facility") which replaced the $5.5 billion revolving credit facility dated December 19, 2018
(amended on April 27, 2021) to incorporate a single tranche of
$5.5 billion maturing on May 29, 2029, with two one-year
extension options at the lenders’ discretion (i.e., the options to extend are to be exercised before the dates that are respectively one and two years after the signing date of the agreement). The
Facility may be used for general corporate purposes and was
fully available as of December 31, 2024.
On September 30, 2010, ArcelorMittal entered into a $500
million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the
Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The
Letter of Credit Facility, whose amount and maturity have been revised from time to time, amounted to $395 million. On July 31,
2024, the Company refinanced its Letter of Credit Facility by entering into a $445 million revolving multi-currency letter of credit facility, which extended the maturity from July 31, 2024 to
July 31, 2027, with two one-year extension options.
Mandatory convertible bond
On March 14, 2023, the Company through its wholly-owned
subsidiary Hera Ermac made an early repayment of 226,666 of
the 666,666 outstanding unsecured and unsubordinated bonds
mandatorily convertible into preferred shares of such subsidiary for a total cash consideration of $340 million. See notes 11.2 and 11.2 to the consolidated financial statements.. On December
21, 2023, the Company extended the conversion date of its
bonds mandatorily convertible into preferred shares to January
30, 2026.
Working capital management
The Company makes drawdowns from and repayments on the
Facility in the framework of its cash management. In addition, the Company has established a number of programs for sales
without recourse of trade accounts receivable to various

Management report
financial institutions (referred to as true sale of receivables
(“TSR”)). As of December 31, 2024, the total amount of trade accounts receivables sold amounted to $4.4 billion. Through the
TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial
position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various
contractual agreements. The Company’s average outstanding
number of trade payable days amounted to 83 over the last 5
years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their
receivables at their own discretion (the Company estimates that about $2.8 billion of trade payables were subject to early
discount by its suppliers in 2024 as compared to $2.9 billion in
2023). Given the nature and large diversification of its supplier base the Company does not expect any material impact to its
own liquidity position as a result of suppliers not having access to liquidity. As of December 31, 2024, a 5-day reduction in trade payable days would result in a trade payables decrease by $632 million.
ArcelorMittal's material cash requirements in the near and
medium term
The Company's cash requirements in the near and medium
term are primarily driven by the current commitments,
obligations and other arrangements in place as of December 31,
2024. ArcelorMittal has various purchase commitments for
materials, supplies and capital expenditure incidental to the ordinary course of business. As of December 31, 2024,
ArcelorMittal had various outstanding obligations mostly related to:
•Guarantees, pledges and other collateral related to financial debt and credit lines given on behalf of third parties and
joint ventures,
•Capital expenditure commitments mainly related to
commitments associated with investments in expansion and
improvement projects by various subsidiaries,
•Other commitments comprising mainly commitments
incurred for gas supply to electricity suppliers.
These commitments, obligations and other arrangements will
become due in 2025 and beyond. These various purchase
commitments and long-term obligations will have an effect on
ArcelorMittal’s future liquidity and capital resources. For further details on commitments and obligations, please refer to note 9.4 to the consolidated financial statements. ArcelorMittal also has various environmental commitments and asset retirement
obligations as of December 31, 2024. For further details on
environmental commitments and asset retirement obligations,
please refer to note 9.1 to the consolidated financial statements.
The Company expects to service its cash requirements in the
near and medium-term with net cash provided by operating
activities. In the future, the Company may enter into additional financing facilities if required.
Earnings distribution
ArcelorMittal held 84.3 million shares in treasury as of
December 31, 2024, as compared to 33.5 million shares as of
December 31, 2023. As of December 31, 2024, the number of
shares held by the Company in treasury represented  9.88% of the Company’s total issued share capital. On January 14, 2022,
ArcelorMittal cancelled 45 million treasury shares to keep the number of treasury shares within appropriate levels. Following this cancellation, the aggregate number of shares issued and fully paid up decreased from 982,809,772 to 937,809,772. On
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
According to the capital return policy, in February 2022, the
Board of Directors recommended an increase of the base
annual dividend to $0.38/share, from $0.30/share, subject to the approval of shareholders, which was given at the annual general meeting of shareholders on May 4, 2022. The dividend
amounted to $332 million and was paid on June 10, 2022. In
addition, during 2022, ArcelorMittal completed two consecutive share buyback programs for a total amount of €1.9 billion ($2.0 billion) pursuant to an authorization by the annual general
meeting of shareholders on June 8, 2021 and May 4, 2022. See
"Introduction—History and development of the Company—
Capital return policy".
In February 2023, the Board proposed to increase the annual
base dividend to shareholders to $0.44/share. On May 2, 2023 at the annual general meeting of shareholders, the shareholders approved the Board’s proposed dividend of $0.44 per share.
The dividend amounted to $369 million. In addition, on March
31, 2023, ArcelorMittal completed a share buyback program for a total amount of €1.4 billion ($1.5 billion) pursuant to an authorization given by the annual general meeting of

Management report
shareholders on May 4, 2022. On May 5, 2023, the Company
announced a new share buy back program of up to 85 million
shares to be completed by May 2025 (subject to market
conditions) under the authorization given by the annual general meeting of shareholders of May 2, 2023.
In February 2024, the Board of Directors recommended an
increase of the base annual dividend to $0.50/share which was approved on April 30, 2024 at the annual general meeting of
shareholders. The dividend amounted to $393 million. In
addition, at December 31, 2024, ArcelorMittal had repurchased
78 million shares representing 92% of the current share
buyback program for a total value of $2.0 billion. For further information on buybacks, see "Purchases of equity securities by the issuer and affiliated purchasers".
On February 6, 2025, ArcelorMittal announced that the Board
has proposed to increase the annual base dividend to
shareholders to $0.55/share in 2025 and subject to the
shareholders' approval at the 2025 annual general meeting of shareholders.
Additional buybacks under the outstanding buyback program
announced in May 2023 will be allocated to the 2025 capital
return (with a minimum of 50% of post-dividend free cash flow as per the policy). Share buybacks will continue as per the
Company's defined policy to return a minimum of 50% of post-
dividend free cash flow to shareholders.
Pension/OPEB liabilities
The defined benefit liabilities for employee benefits decreased by $0.4 billion to $2.3 billion as of December 31, 2024, as
compared to $2.7 billion as of December 31, 2023, mainly due to an increase in discount rates on pensions (mainly in Brazil).
For additional information with respect to the Company’s
pension plan and OPEB liabilities, including a breakdown by
region and by type of plan, see note 8.2 to the consolidated financial statements.
Sources and uses of cash
Years ended December 31, 2024, 2023 and 2022
The following table presents a summary of cash flow of
ArcelorMittal:

Summary of cash flow	For the year ended December 31,
(in $ millions)	2024	2023	2022
Net cash provided by operating activities	4,852	7,645	10,203
Net cash used in investing activities	(4,987)	(5,848)	(4,483)
Net cash used in financing activities	(680)	(3,666)	(477)
Net cash provided by operating activities
For the year ended December 31, 2024, net cash provided by
operating activities decreased to $4.9 billion as compared with
$7.6 billion for the year ended December 31, 2023. Net cash
provided by operating activities included a marginal operating working capital release of $0.1 billion (as compared to an
operating working capital release of $1.6 billion in 2023),
including a $0.2 billion and $0.1 billion inflow from inventories and trade accounts payable, respectively, partially offset by a
$0.2 billion outflow for trade accounts receivable. Activity levels were higher in the fourth quarter of 2024 as compared to the fourth quarter of 2023 with higher inventory and sales volumes, which was offset by lower inventory costs and selling prices.
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
For the year ended December 31, 2022, net cash provided by
operating activities increased to $10.2 billion as compared with
$9.9 billion for the year ended December 31, 2021. The
increase in net cash provided by operating activities included an operating working capital investment of $1.3 billion, comprised of an outflow for inventories and trade accounts payable of $2.1 billion and $0.3 billion, respectively, partially offset by an inflow for trade accounts receivable of $1.1 billion. The investment in operating working capital was mainly driven by elevated raw
material and energy prices although in the fourth quarter of
2022; net cash provided by operating activities included a $2.4 billion operating working capital release, including an inflow for inventories and trade accounts receivable of $1.7 billion and
$1.1 billion, respectively, partially offset by an outflow of trade accounts payable of $0.4 billion. The release of operating
working capital was mainly driven by lower investment in
accounts receivable (price and volume) and lower inventories due to the impact of lower production costs and reduced
inventory volumes.
Net cash used in investing activities
Net cash used in investing activities was $5.0 billion for the year ended December 31, 2024 as compared to $5.8 billion for the
year ended December 31, 2023. Capital expenditures were $4.4 billion for the year ended December 31, 2024 as compared to
$4.6 billion for the year ended December 31, 2023. Capital
expenditures for the year ended December 31, 2024 were at the lower end of the initial guidance (range between $4.5 billion to

Management report
$5.0 billion). Similar to 2024, the Company expects 2025 capital expenditures to be in the range of $4.5 to $5.0 billion with decarbonization capital expenditures expected to remain stable between $0.3 to $0.4 billion (as compared to $0.3 billion in
2024) and capital expenditures outside of strategic capital
expenditures and decarbonization projects (which include cost reduction plans and environment projects as well as general
maintenance capital expenditures) expected to be similar to
2024 ($2.8 billion) in the range of $2.8 billion to $3.1 billion. The
Company expects strategic projects capital expenditures to be in the range of $1.4 to $1.5 billion in 2025 as compared to $1.3 billion in 2024. See “Properties and capital expenditures—
Capital expenditures” and "—Outlook" below.
In 2024, ArcelorMittal’s major capital expenditures relating to strategic projects included Liberia expansion project, renewable energy project in India and Mardyck electrical steels (France) for
41%, 14% and 14% of the total amount, respectively. They also included  ArcelorMittal Vega Do Sul expansion, Serra Azul mine direct reduction pellet feed plant and Barra Mansa section mill
(Brazil) and Las Truchas mines (Mexico) revamping and
capacity increase. See also “Properties and capital expenditures
—Capital expenditures—Completed and Ongoing projects”.
Net cash used in other investing activities for the year ended
December 31, 2024 included $1,048 million cash outflow for the acquisition of a 28.4% interest in the associate Vallourec, $201 million for the acquisition of Italpannelli Spain and Italy in the
Sustainable Solutions segment and $120 million initial equity contribution into a new joint venture (see note 2.4.1 to the consolidated financial statements). Net cash used in investing activities for the year ended December 31, 2024 also included
$227 million net proceeds from the sale of the Company's
remaining 4% stake in Ereĝli Demir ve Çelik Fabrikalari T.A.S.
(“Erdemir”) and $111 million inflow in relation to the first installment of an intra-group loan in connection with the sale of
ArcelorMittal Temirtau.
Net cash used in investing activities was $5.8 billion for the year ended December 31, 2023 as compared to $4.5 billion for the
year ended December 31, 2022. Capital expenditures were $4.6 billion for the year ended December 31, 2023 as compared to
$3.5 billion for the year ended December 31, 2022. Capital
expenditures for the year ended December 31, 2023 included
$0.2 billion decarbonization capital expenditures, $1.4 billion strategic projects capital expenditures and $3.0 billion capital expenditures for cost reduction plans and environment projects as well as general maintenance capital expenditures.
ArcelorMittal’s major capital expenditures in 2023 included the following projects: ArcelorMittal Vega Do Sul expansion, Serra
Azul mine direct reduction pellet feed plant, ArcelorMittal Liberia mine phase 2 premium product expansion, Andra Pradesh
(India) renewable energy project, Barra Mansa section mill,
Mardyck (France) new electrical steels production facilities, Las
Truchas mines (Mexico) revamping and capacity increase,
Monlevade sinter plant, blast furnace and melt shop (now
cancelled).
Net cash used in other investing activities for the year ended
December 31, 2023 included a cash outflow of $2,193 million  in connection with the acquisition of Companhia Siderúrgica do
Pecém, a cash outflow of $152 million (net of $4 million of cash acquired) for two acquisitions relating to Sustainable Solutions operating segment, outflows of $36 million and $25 million for investments in Boston Metal and TerraPower, respectively,
through the Company's XCarb® Innovation Fund and a $73
million equity contribution into the joint venture with Casa dos
Ventos, partly offset by cash inflows of $626 million following the sale of 265 million shares in Ereĝli Demir ve Çelik Fabrikalari
T.A.S. (“Erdemir”) and $254 million (net of $24 million cash disposed) related to the sale of ArcelorMittal Temirtau.
Net cash used in investing activities was $4.5 billion for the year ended December 31, 2022. Capital expenditures were $3.5
billion for the year ended December 31, 2022. Capital
expenditures for the year ended December 31, 2022 included
$0.2 billion decarbonization capital expenditures, $0.7 billion strategic projects capital expenditures and $2.6 billion capital expenditures for cost reduction plans and environment projects as well as general maintenance capital expenditures.
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

Management report
Form Energy Inc. through the Company's XCarb® Innovation
Fund.
Net cash used in financing activities
Net cash used in financing activities was $0.7 billion for the year ended December 31, 2024, as compared to $3.7 billion for the year ended December 31, 2023. In 2024, net cash used in
financing activities included primarily $1,038 million net inflow
(from the issuance of €500 million Fixed Rate Notes due 2028 and €500 million Fixed Rate Notes due 2031) and $987 million net inflow from the issuance of $500 million Fixed Rate Notes due 2034 and $500 million Fixed Rate Notes due 2054. It
included also the repayment at maturity of the Company's €1.0 billion Fixed Rate Notes due 2024 for the outstanding amount of
$579 million (€529 million). In addition, net cash used in
financing activities for the year ended December 31, 2024
included $1,300 million outflow relating to share buybacks, $580 million in dividend payments (see below) and $203 million for lease payments, partly offset by $172 million cash inflow from capital increase in Finocas subscribed by the Flemish
government. For further details related to capital markets,
liability management transactions and debt repayments in 2024, see note 6.1.2 to the consolidated financial statements.
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
Net cash used in financing activities was $0.5 billion for the year ended December 31, 2022 and mainly included a $2.9 billion
outflow with respect to the Company's two completed (and the third one ongoing) share buyback programs and an outflow of
€486 million ($551 million) for the repayment of outstanding bonds at maturity. Such outflows were partly offset by an inflow from issuance of bonds for a total amount of $2.8 billion
including $2.2 billion USD notes with two tranches (five-year
$1.2 billion tranche at 6.55% and a ten-year $1.0 billion tranche at 6.80%) and €600 million ($580 million) four-year notes at
4.875%, an inflow from offering of five Schuldschein loans for a total amount of €725 million ($755 million) with maturities of 3 and 5 years, an inflow pursuant to drawdown on European
Investment Bank facility of €280 million ($291 million) and a net inflow of $335 million from commercial paper. Net cash used in financing activities for the year ended December 31, 2022 also included $663 million in dividend payments (see below) and
$160 million for lease payments and other financing activities.
Dividend payments during the year ended December 31, 2024
of $580 million included $393 million paid to ArcelorMittal
shareholders and $187 million paid to non-controlling
shareholders in subsidiaries. Dividend payments during the year ended December 31, 2023 of $531 million included $369 million paid to ArcelorMittal shareholders and $162 million paid to non-
controlling shareholders in subsidiaries. Dividend payments
during the year ended December 31, 2022 of $663 million
included $332 million paid to ArcelorMittal shareholders and
$331 million paid to non-controlling shareholders in subsidiaries.
Equity
Equity attributable to the equity holders of the parent decreased to $49.2 billion as of December 31, 2024 from $54.0 billion as of
December 31, 2023 primarily due to $3.9 billion foreign
exchange losses resulting from the appreciation of U.S. dollar against other currencies, $1.3 billion decrease due to share buyback programs and $0.4 billion dividend payments partly
offset by net income attributable to the equity holders of the parent of $1.3 billion. See note 11 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2024.
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

Management report
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
statements.
The tables below illustrate the impact of a 10% increase or
decrease between the relevant foreign currencies and the U.S.
dollar as of December 31, 2024 and December 31, 2023.  A
positive sign means an increase in the net debt.

Management report

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the currency	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the currency
In 2024	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	49	(49)
Brazilian real	13	(13)
Euro	(111)	111
Indian rupee	(10)	10
Moroccan dirham	7	(7)
Polish zloty	2	(2)
Other	(3)	3

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the currency	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the currency
In 2023	in $ equivalent (in millions)	in $ equivalent (in millions)
Argentine peso	46	(46)
Brazilian real	5	(5)
Euro	93	(93)
Indian rupee	(1)	1
Moroccan dirham	8	(8)
Polish zloty	(22)	22
Other	4	(4)
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
In case of natural gas, ArcelorMittal has a portfolio of
steelmaking assets with approximately 75% of steel being
produced through the BF-BOF route which means resulting by-
product gases are recycled and utilized as a substitute for
natural gas covering a large part of the Company's needs.
Overall, the Company has a policy of hedging a portion of its natural gas requirements with other strategic long term hedges in place.
With respect to emission rights, in 2024, the Company has
fulfilled its shortfall requirements through the utilization of some of its hedges and through some spot purchases by strategically buying certificates in a planned manner.
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
Outlook
The Company expects higher apparent demand in 2025 as
compared to 2024. Outside China, ASC is expected to grow by

Management report
2.5% to 3.5% in 2025 as compared to 2024, which is expected
to support steel shipment growth in 2025.
ArcelorMittal expects the following demand dynamics by key
region in 2025:
•In the U.S., ASC for flat products is expected to grow within the range of 1.0% to 3.0%;
•In Europe, ASC for flat products is expected to grow within a range of 0% to 2.0%;
•In Brazil, the Company expects ASC to be stable in 2025
following strong growth in 2024 by 8.0%;
•In India, the Company expects ASC growth within the range
of 6.0% to 7.0%;
•In China, ASC is expected to remain stable.
While near term demand is expected to remain subdued, given
the low inventory environment, especially in Europe, the
Company is optimistic that restocking activity will supplement real demand improvement in time.
Capital expenditure is expected to remain within the range of
$4.5 billion to $5.0 billion (of which $1.4 billion to $1.5 billion is related to strategic growth capital expenditure and $0.3 billion to
$0.4 billion on projects related to decarbonization).
Cash flows from operating activities in 2025 is expected to be supported by working capital optimization. The completion of the
Company’s strategic growth projects is expected to support
structurally higher operating income in the coming periods.
All information that is not historical in nature and disclosed under “Operating and financial review”, and in particular in this
Outlook section, is deemed to be a forward-looking statement. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section “Risk factors”.
MANAGEMENT AND EMPLOYEES
Directors and senior management
Board of Directors
ArcelorMittal places a strong emphasis on corporate
governance. The Board of Directors is composed of nine
directors, of which six are independent directors. Mrs. Karyn
Ovelmen is the Lead Independent Director. The Board of
Directors has three committees: The Audit & Risk Committee,
the Appointment, Remuneration and Corporate Governance
Committee ("ARCG Committee") and the Sustainability
Committee. The ARCG Committee and the Audit & Risk
Committee are comprised exclusively of independent directors.
There are two independent directors on the Sustainability
Committee.
The annual general meeting of shareholders on April 30, 2024 acknowledged the expiration of the terms of office of Mr. Tye
Burt, Mrs. Karyn Ovelmen and Mrs. Clarissa Lins. At the same meeting, the shareholders re-elected Mrs. Karyn Ovelmen and
Mrs. Clarissa Lins for a new term of three years each. The
retirement of Tye Burt has left a vacancy on the Board, which the Company continues to work to fill.
In the most recent assessment of the Company’s leadership
structure, the ARCG Committee reviewed the key duties and
responsibilities of the Company’s Executive Chairman and its
Lead Independent Director as follows:

Executive Chairman	Lead Independent Director
* Chairs the Board of Directors' and shareholders' meetings	* Provides independent leadership to the Board of Directors
* Works with the Lead Independent Director to set agenda for the Board of Directors and reviews the schedule of the meetings	* Presides at executive sessions of independent directors
* Serves as a public face of the Board of Directors and of the Company	* Advises the Executive Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
* Serves as a resource for the Board of Directors	* Coordinates the activities of the other independent directors
* Guides discussions at the Board of Directors meetings and encourages directors to express their positions	* Oversees Board of Directors' governance processes, including succession planning and other governance-related matters
* Communicates significant business developments and time-sensitive matters to the Board of Directors	* Liaison between the Executive Chairman and the other independent directors
* Is responsible for managing day-to-day business and affairs of the Company	* Calls meetings of the independent directors when necessary and appropriate
* Interacts with the CEO within the Executive Office of the Company and frequently meets stakeholders and provides feedback to the Board of Directors	* Leads the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors
The members of the Board of Directors are set out below. Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.

Management report

Name	Age[5]	Date of joining the Board[6]	End of Term	Position within ArcelorMittal[5]
Lakshmi N. Mittal	74	May 1997	May 2026	Executive Chairman of the Board of Directors
Aditya Mittal[8]	48	June 2020	May 2026	Director and Chief Executive Officer
Vanisha Mittal Bhatia[7]	44	December 2004	May 2025	Director
Michel Wurth[3]	70	May 2014	May 2026	Director
Karyn Ovelmen[1,2,4]	61	May 2015	May 2027	Lead Independent Director
Karel de Gucht[1,4]	70	May 2016	May 2025	Director
Etienne Schneider[1,2,3,4]	53	June 2020	May 2026	Director
Clarissa Lins[2,3,4]	57	June 2021	May 2027	Director
Patricia Barbizet[1,4]	69	May 2023	May 2026	Director
1.Member of the Audit & Risk Committee.
2.Member of the ARCG Committee.
3.Member of the Sustainability Committee.
4.Non-executive and independent director.
5.Age and position as of December 31, 2024.
6.Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.
7.Ms. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and sister of Mr. Aditya Mittal.
8.Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia.

Management report

Lakshmi N. Mittal Executive Chairman

74 years old Nationality: Indian Date of first election: May 1997 Term start date: May 2023 Term end date: May 2026
Expertise and experience
Lakshmi N. Mittal is the Executive Chairman of ArcelorMittal since February 2021. He was previously the Chairman and Chief
Executive Officer of ArcelorMittal. He is a renowned global businessman who serves on the boards of various companies and advisory councils. He is an active philanthropist engaged in the fields of education and child health. Mr. Mittal was born in
Sadulpur in Rajasthan in 1950. He graduated from St Xavier’s College in Kolkata, where he received a Bachelor of
Commerce degree. He has received numerous awards for his contribution to the steel industry over the years and in April
2018, Mr. Mittal was awarded by the American Iron and Steel Institute with the Gary medal award recognizing his great contribution to the steel industry. He is widely recognized for successfully integrating many company acquisitions in North
America, South America, Europe, South Africa and the CIS. Mr. Mittal is Chairman of the board of Aperam, a member of the board of Goldman Sachs and a member of the board of Cleveland Clinic. He previously sat on the board of Airbus N.V. He is a member of the National Investment Council of Ukraine, the World Economic Forum’s International Business Council, the
World Steel Association’s Executive Committee and the Indian School of Business. Mr. Mittal is the father of Aditya Mittal (who is Chief Executive Officer and a non-independent Director of ArcelorMittal and Aperam) and Vanisha Mittal Bhatia (who is a
non-independent Director of ArcelorMittal). Mr. Mittal is married to Mrs. Usha Mittal. Mr. Mittal is a citizen of India.

Aditya Mittal Chief Executive Officer ("CEO")

48 years old Nationality: Indian Date of first election: June 2020 Term start date: May 2023 Term end date: May 2026
Expertise and experience
Aditya Mittal is the Chief Executive Officer since February 2021 and has been a Director since 2020. Aditya led the formation of ArcelorMittal in 2006, and has  held various senior leadership roles, including managerial oversight of the Group’s flat carbon steel businesses in the Americas and Europe, in addition to his role as CFO of ArcelorMittal until February 2021. He sees climate change as ArcelorMittal’s top strategic issue and wants the Company to lead the decarbonization of the steel industry. He is an active philanthropist with a particular interest in child health. Together with his wife Megha, he is a significant supporter of the Great Ormond Street Children’s Hospital in London, having funded the Mittal Children’s Medical Centre, and in India, the couple work closely with UNICEF, having funded the first ever country-wide survey into child nutrition, the results of which are being used by the Government of India to inform relevant policy. Aditya serves on the boards of ArcelorMittal,
Aperam, Iconiq Capital, and is Chairman of AMNS India. He is also an alumnus of the World Economic Forum Young Global
Leader’s program and a member of Harvard University’s Global Advisory Council. He holds a bachelor’s degree in economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United
States. He is the son of Mr. Lakshmi N. Mittal and brother of Ms. Vanisha Mittal Bhatia. Mr. Aditya Mittal is a citizen of India.

Management report

Vanisha Mittal Bhatia Non-independent Director

44 years old Nationality: Indian Date of first election: December 2004 Term start date: May 2022 Term end date: May 2025
Expertise and experience
Vanisha Mittal Bhatia is a non-independent Director of ArcelorMittal. She was appointed as a member of the Board of
Directors of LNM Holdings in June 2004. Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in
December 2004, where she worked in the Procurement department leading various initiatives including "total cost of ownership program". She joined Aperam in April 2011 and since has held the position of Chief Strategy Officer. She has a
Bachelor of Sciences from the European Business School. Ms. Vanisha Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and the sister of Mr. Aditya Mittal. Ms. Vanisha Mittal Bhatia is a citizen of India.

Michel Wurth Non-independent Director

70 years old Nationality: Luxembourgish Date of first election: May 2014 Term start date: May 2023 Term end date: May 2026
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

Management report

Karyn Ovelmen Non-executive and independent Director

61 years old Nationality: USA Date of first election: May 2015 Term start date: June 2021 Term end date: May 2027
Expertise and experience
Karyn Ovelmen is Lead Independent Director of ArcelorMittal as well as the Chairwoman of the ARCG Committee and a member of the Audit & Risk Committee. From January 2019 to December 31, 2019, Mrs. Ovelmen was the Gas Power
Transformation Leader for the General Electric Company. Prior to that, she served as Executive Vice President and Chief
Financial Officer of Flowserve, a position that she held from June 2015 to February 2017. Previously, she also served as Chief
Financial Officer and Executive Vice President of LyondellBasell Industries NV from 2011 to May 2015, as Executive Vice
President and Chief Financial Officer of Petroplus Holdings AG from May 2006 to September 2010 and as Executive Vice
President and Chief Financial Officer of Argus Services Corporation from 2005 to 2006. Prior to that, she was Vice President of External Reporting and Investor Relations for Premcor Refining Group Inc. She also spent 12 years with
PricewaterhouseCoopers, primarily serving energy industry accounts. Mrs. Ovelmen is a member of the Hess Corporation
Board of Directors and a member of the Audit Committee as of November 4, 2020. She is also CFO of Newmont, a company listed on the New York Stock Exchange, since May 2023. Mrs. Ovelmen was a member of the Gates Industrial Corporation plc. Board of Directors as a non-executive director and was a member of their Audit Committee from December 2017 to March
2019. Mrs. Ovelmen holds a Bachelor of Arts degree from the University of Connecticut, USA, and is a Certified Public
Accountant ("CPA"). Mrs. Ovelmen is a citizen of the United States of America.

Karel de Gucht Non-executive and independent Director

70 years old Nationality: Belgian Date of first election: May 2016 Term start date: May 2022 Term end date: May 2025
Expertise and experience
Karel de Gucht is a non-executive and independent Director and a member of the Audit & Risk Committee. Mr. De Gucht is a
Belgian Minister of State. He was the European Commissioner for Trade in the 2nd Barroso Commission from 2010 to 2014 and for Development and Humanitarian Aid in the first Barroso Commission from 2009 to 2010. Previously, Mr. De Gucht served as Belgium's Minister of Foreign Affairs from 2004 to 2009 and Vice Prime Minister of Belgium from 2008 to 2009. In addition, in 2006, he was the Chairman in Office of the Organization for Security and Cooperation in Europe (OSCE) and
Member of the Security Council of the United Nations from 2007 to 2008. Since 1991, Mr. De Gucht has been a Professor of
Law at the VUB (the Dutch-speaking Free University Brussels). He is currently a member of the European Advisory Board of
CVC Capital Partners, a member of the board of directors of the listed company Proximus NV and the president of the
Brussels School of Governance at the VUB (Free University Brussel), a leading learning and research institute. Karel De
Gucht is a member of the Board of Directors of nv EnergyVision, a non-listed company active in renewables. In the course of
2021, Mr. De Gucht was nominated Chairman of the Board of YOUSTON NV, a non-listed Belgian company specialized in archiving, digitalization and processing. Mr. De Gucht holds a Master of Law degree from the VUB and is a Belgian citizen.

Management report

Etienne Schneider Non-executive and independent Director

53 years old Nationality: Luxembourgish Date of first election: June 2020 Term start date: May 2023 Term end date: May 2026
Expertise and experience
Etienne Schneider is a non-executive and independent Director and a member of the Audit & Risk Committee, the ARCG
Committee and the Sustainability Committee . Mr. Schneider joined the government of Luxembourg in 2012 as Minister of the
Economy and Foreign Trade before being appointed Deputy Prime Minister, Minister of the Economy, Minister of Internal
Security and Minister of Defense in 2013. In 2018, Mr. Schneider became Deputy Prime Minister, Minister of the Economy and Minister of Health and in February 2020 retired from politics. He previously filled several positions as a senior civil servant, such as a research assistant at the European Parliament in Brussels, economist for the LSAP parliamentary group in the Chamber of Deputies and project leader with NATO in Brussels. He also served as a government advisor responsible for various Directorates. Mr. Schneider became a member of the executive board of several companies, such as the Société
électrique de l’Our (SEO), Enovos International SA, Enovos Deutschland AG and the National Credit and Investment
Company (SNCI). Upon being appointed minister in 2012, he resigned from all of these positions. Since 2020, Mr. Schneider is a member of the board of Sofidra which is the Luxembourg holding of the international dredging company Jan de Nul. In
2021, Mr. Schneider became president of the board of LuxTP, a Luxembourgish affiliate of the Belgian construction company
Besix Group in which he has held a position as an independent board member since 2020. Mr. Schneider was a member of the board of a non-listed Luxemburgish company Mikro Kapital until October 2024. Mr. Schneider holds a degree from the
Institut Catholique des Hautes Etudes Commerciales (ICHEC) in Brussels and from Greenwich University in London in commercial and financial sciences. Mr. Schneider is a citizen of Luxembourg.

Clarissa Lins Non-executive and independent Director

57 years old Nationality: Brazilian Date of first election: June 2021 Term start date: June 2021 Term end date: May 2027
Expertise and experience
Clarissa Lins is a non-executive and independent Director of ArcelorMittal as well as the Chairwoman of the Sustainability
Committee. Mrs. Lins is a senior executive with consolidated experience in strategy, sustainability, and corporate governance.
With a distinguished education background in economics, she worked on relevant projects in the public sector at the beginning of her career - she was part of Brazil’s Ministry of Finance team that produced the economic stabilization program known as the Real Plan in 1994, under President Cardoso. She also served as an Advisor to the President of Brazil’s BNDES
Development Bank, participating in the structuring of the country’s large-scale privatization projects from 1995 to 1999. She was head of Corporate Strategy at Petrobras from 1999 to 2002, when the state-owned oil and gas company shifted its strategy and improved its corporate governance practices while doing an IPO at the NYSE. Mrs. Lins moved her focus more specifically towards Sustainability in 2004, when she joined the FBDS Fundação Brasileira para o Desenvolvimento
Sustentável (Brazilian Foundation for Sustainable Development). In 2013, she founded the consultancy Catavento, advising corporations in the areas of strategy and sustainability. Mrs. Lins was the President of the Brazilian Institute of Petroleum and
Gas (IBP) from November 2019 until March 2021, after serving as Executive Director for more than 3 years. She serves on boards and committees of leading companies operating in Brazil - including Suzano's Sustainability Committee (the world’s largest producer of market pulp) and the board of directors of Votorantim Cimentos. Other companies in which she has held relevant board committee positions include Shell, Vale, Petrobras and Vibra Energia. Mrs. Lins is a citizen of Brazil.

Management report

Patricia Barbizet Non-executive and independent Director

69 years old Nationality: French Date of first election: May 2023 Term start date: May 2023 Term end date: May 2026
Expertise and experience
Mrs. Patricia Barbizet is a non-executive and independent Director and Chairwoman of the Audit & Risk Committee. Mrs.
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

Senior management
As of December 31, 2024, ArcelorMittal’s senior management
was comprised of the Executive Office supported by nine other
Executive Officers. ArcelorMittal’s Executive Office was
comprised of the Executive Chairman, Mr. Lakshmi N. Mittal and
the CEO, Mr. Aditya Mittal. Together, the Executive Officers are
responsible for the implementation of the Company strategy,
overall management of the business and all operational
decisions.

Name	Age	Position
Lakshmi N. Mittal[1]	74	Executive Chairman of ArcelorMittal
Aditya Mittal[1]	48	Chief Executive Officer of ArcelorMittal
Genuino Christino[1]	53	Chief Financial Officer of ArcelorMittal
Kleber Silva[1]	61	Executive Vice President, CEO ArcelorMittal Mining
Jefferson de Paula[1]	66	Executive Vice President, CEO ArcelorMittal South America Long
Geert Van Poelvoorde[1]	59	Executive Vice President, CEO ArcelorMittal Europe
John Brett[1]	59	Executive Vice President, CEO ArcelorMittal North America
Bradley Davey[1]	60	Executive Vice President and Head of Corporate Business Optimization
Vijay Goyal[1]	53	Executive Vice President
Dilip Oommen[1]	66	Executive Vice President, CEO AMNS India
Stephanie Werner-Dietz[1]	52	Executive Vice President, Head of Human Resources
1.Age and position as of December 31, 2024.
Lakshmi N. Mittal (See “—Board of Directors”).
Aditya Mittal (See "—Board of Directors").

Management report

Genuino M. Christino Member of the Group management committee, Chief Financial Officer.

53 years old Nationality: Brazilian
Expertise and experience
Genuino M. Christino is the Group Chief Financial Officer and Executive Vice President of ArcelorMittal since February 2021.
He is a member of the Group management committee since 2016. Prior to Mr. Christino’s appointment as Chief Financial
Officer, he was the Group Head of Finance since 2016. As Chief Financial Officer, Mr. Christino is responsible for all of the
Company’s financial functions, including treasury, corporate finance, accounting, performance management, insurance and investor relations. In addition, Mr. Christino oversees the Group's Merger & Acquisitions, Legal and IT activities and is a member of the Company’s Investment Allocation Committee. Mr. Christino also heads the Company’s Corporate Finance and
Tax Committee where all key financial transactions of the Group are reviewed and approved. Since August 2024, Mr. Christino is a member of the Board of Directors of Vallourec, in which ArcelorMittal has acquired a 28% equity stake. Prior to joining
ArcelorMittal in 2003, Mr. Christino had spent ten years at KPMG in Brazil and in the United Kingdom, as an auditor and a consultant. Mr. Christino holds a bachelor’s degree in accounting and business administration from the Universidade Paulista in São Paolo, Brazil and has also completed an Executive MBA Program from the Dom Cabral Foundation in Belo Horizonte,
Brazil. Mr. Christino is a citizen of Brazil.

Kleber Silva Member of the Group management committee, CEO of ArcelorMittal Mining.

61 years old Nationality: Brazilian and British
Expertise and experience
Kleber Silva is a member of the Group management committee, Executive Vice President and the Chief Executive Officer of
ArcelorMittal Mining. He rejoined ArcelorMittal in April 2024. Before rejoining ArcelorMittal, Kleber served as the Deputy Chief
Executive Officer and Chief Operating Officer of Eramet since 2017, where he oversaw global mining and metallurgical operations across various commodities, including manganese, nickel, zircon, titanium, mineral sands, manganese alloys and lithium. With over 37 years in the mining and metals industry, Mr. SIlva began his career in 1988 at MBR and Vale, where he took on various senior operational responsibilities in Brazil. He also gained international experience at Québec Cartier Mining
Company in Canada (later known as ArcelorMittal Mines Canada). After joining ArcelorMittal in 2006 as Vice President overseeing mining operations, he advanced to Head of Iron Ore Operations and Chief Technology Officer for Iron Ore Mines
in 2008. In May 2012, he was promoted to Executive Vice President and Head of Iron Ore of ArcelorMittal. He brings a proven track record of accomplishments in safety, value creation, growth, turnaround strategies, and operational excellence. Mr. Silva holds a Master’s degree from École Nationale Supérieure des Mines de Paris, France, and is a qualified mining engineer from
Escola de Minas da Universidade Federal de Ouro Preto (UFOP), Brazil. Mr. SIlva is a citizen of both Brazil and the United
Kingdom.

Management report

Jefferson de Paula Member of the Group management committee, President of ArcelorMittal Brasil, CEO of ArcelorMittal Long LATAM and Mining Brazil.

66 years old Nationality: Brazilian
Expertise and experience
Jefferson de Paula is a member of the Group management committee, President of ArcelorMittal Brazil, CEO of ArcelorMittal
Long LATAM and Mining Brazil. Counting over 40 years of work in the steel industry, Mr. De Paula has been with the Group since 1991, occupying several executive positions in Brazil, Argentina, Americas and Europe. He was the first Brazilian Vice-
President and CEO of ArcelorMittal to lead in Europe, being responsible for plants in different countries such as Spain,
Luxembourg, Germany, Poland and Morocco. He is Chairman of the Board of Directors of Belgo Bekaert Arames, Member of
the Board of Directors of ArcelorMittal Argentina, Member of the Board of Brazil Steel Association (Aço Brasil), Member of the
Board of the Latin American Steel Association (ALACERO) and Vice President of the Board and Member of the Strategic
Board of Minas Gerais State Industry Association (FIEMG). Mr. De Paula holds a degree in metallurgical engineering from
Universidade Federal Fluminense (Brazil) and has completed executive trainings at business schools such as Fundação Dom
Cabral (Brazil), Universidad Austral - IAE School of Business (Argentina), Insead (France) and Kellogg School of
Management, Northwestern University (USA). Mr. De Paula is a citizen of Brazil.

Geert Van Poelvoorde Member of the Group management committee. CEO ArcelorMittal Europe

59 years old Nationality: Belgian
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

59 years old Nationality: USA
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

Bradley Davey Member of the Group management committee, Head of Corporate Business Optimization.

60 years old Nationality: Canadian
Expertise and experience
Bradley Davey is a member of the Group management committee, Executive Vice President and Head of Corporate Business
Optimization. He joined Dofasco in 1986 as a project engineer in the central maintenance department, joined assigned maintenance in 1989, and then the hot strip mill ("HSM") in 1990. He held various positions in the HSM before becoming a
Business Unit Manager in 1996. He gained international manufacturing experience through this role by leading two separate multi-year technical exchanges and through leading Dofasco’s HSM modernization project. In 2002, he changed careers to marketing as a Manager of Strategic Marketing, led Dofasco’s marketing process redesign project before becoming General
Manager of Marketing in 2005, then Director of Industry Sales in 2007, and then Vice President Commercial in 2008. In 2014, he became Chief Marketing Officer ("CMO") North America Automotive, then became CMO North America Flat Rolled later in
2014. In 2016, he became CMO of Global Automotive along with CMO North America. In 2018, Mr. Davey became CEO of
ArcelorMittal North America and held this position until his nomination to Head of Corporate Business Optimization in early
April 2021. Currently based in Canada, Mr. Davey has responsibility for Global Automotive, R&D, CTO, Corporate Health and
Safety, Commercial Coordination, Corporate Capital Goods Procurement, Corporate Communications and Corporate
Responsibility, Automotive, JV’s in China and India, Tailored Blanks Americas, and is Vice Chairman of the Investment
Allocation Committee. Mr. Davey holds a mechanical engineering degree from McMaster University, Canada. Mr. Davey is a citizen of Canada.

Management report

Vijay Goyal Member of the Group management committee, Executive Vice President

53 years old Nationality: Indian
Expertise and experience
Vijay Goyal is a member of the Group management committee and Chief Executive Officer of the business segment comprising ArcelorMittal Kryvyi Rih, Ukraine and the joint venture ArcelorMittal Tubular Products Jubail (AMTPJ). He has been a member of the Group management committee since October 2016 and was nominated executive officer in February 2022.
Mr. Goyal joined Mittal Steel in 1999, working in various positions in the finance function. In 2007, he became chief financial officer and head of strategy for Long Carbon Europe, followed by his appointment as chief financial officer and head of central supply chain for Flat Carbon Europe in mid-2008. From 2014 to 2016, Mr. Goyal was chief financial officer of ArcelorMittal
Europe and additionally in charge of legal, IT and Shared Service Centre Europe, before being appointed chief executive officer ArcelorMittal Downstream Solutions. In his prior role, Mr. Goyal led on several strategic projects, including the acquisition of Essar Steel India with joint venture partner Nippon Steel, to create ArcelorMittal Nippon Steel (AM/NS) India. Mr.
Goyal graduated from St Xavier’s College, Calcutta. He is a chartered accountant and cost and works accountant from respective institutes in India. In 2021, he was recognized with the “Global Achiever” award by The Institute of Chartered
Accountants of India. He has also completed executive education programs at the Wharton and Stanford Business Schools.
Mr. Goyal is a citizen of India.

Dilip Oommen Member of the Group management committee, Chief Executive Officer of AMNS India.

66 years old Nationality: Indian
Expertise and experience
Dilip Oommen is a member of the Group management committee. He was appointed CEO of AMNS India in
December 2019 after the acquisition of Essar Steel India (ESIL). He has more than 40 years of experience in the steel industry. Mr. Oommen joined ESIL in 2003 as chief operating officer, before moving to senior leadership positions within the company. He was appointed Managing director and Chief Executive Officer of ESIL in 2019. Prior to joining
ESIL, Mr. Oommen had worked in various leadership roles in Hadeed (SABIC), both in Long and Flat Product divisions. In 2020, Mr. Oommen was elected President of the Indian Steel Association, the industry body that represents major public and private sector steel companies in India. He has also served in the past as Co-Chair of the
Federation of Indian Chambers of Commerce & Industry’s ("FICCI") Steel Committee, one of several industry leadership roles he has taken on during his career. He is also a member of the Advisory Committee of the Steel
Ministry of India. Mr. Oommen is a metallurgical engineer from the Indian Institute of Technology, Kharagpur. He has attended several management and technical programs across the globe. Mr. Oommen is a citizen of India.

Management report

Stephanie Werner-Dietz Member of the Group management committee. Head of Human Resources

52 years old Nationality: German
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

Management report
Compensation

Content
Annual statement from the Chairman of ARCG Committee
Board of Directors
Remuneration at a glance - senior management	Overview of the Company's remuneration policy and rationale of each performance metric
Remuneration at a glance - 2024 pay outcomes	Comparison of pay outcomes 2024 vs. 2023 vs. 2022 vs. 2021 vs. 2020 Explanation of results for 2023 short-term incentives paid in 2024
Remuneration
Remuneration strategy	Explanation of what informs the ARCG's decision on pay
Remuneration policy	Explanation of policies applied to senior management
Remuneration mix	Overview of the remuneration mix for senior management
2024 Total remuneration	Overview of 2024 outcomes
Short-term incentives	Description of short-term incentives plan ("STI")
ArcelorMittal Equity Incentive Plan	Description of long-term incentive plan ("LTIP" or "LTI"s)
Other benefits	Description of other benefits
Clawback	Explanation of Company’s clawback policy (Exhibit 97.1)

Abbreviations
EBITDA	Operating income plus depreciation, impairment expenses, special items and income (loss) from associates, joint ventures and other investments (excluding impairments)
FCF	Free cash flow
STI	Short-term incentives
LTI/LTIP	Long-term incentives (plans)
EPS	Earnings per share
ESG	Environment, social and governance
PSU	Performance share units
RSU	Restricted share units
ROCE	Return on capital employed
TSR	Total shareholder return

Management report
Annual statement from the Chairwoman of ARCG Committee
Dear Shareholders,
In my capacity as Appointments, Remuneration & Corporate
Governance Committee (“ARCG”) chair I would like to provide
you with a summary of the Committee’s major focus and an
overview of the main actions taken in 2024 and to be taken in
2025.
Safety
Safety continues to be a priority for all levels of the Company.
This includes the ARCG Committee working closely with the
Sustainability Committee.
The safety audit was completed this year against the backdrop of a necessity to strengthen Group safety performance.  We
were satisfied with the rigor and extensive analysis that dss+
performed during the nine-month audit of the Group and the
Board had a number of meetings to discuss safety and the
audit throughout the year. The audit included 155 site audits
(including joint ventures) on the three main occupational risks;
process safety management audits on the 14 highest risk
assets; and a thorough examination of health and safety
management practices across the Group. Overall, dss+
confirmed that ArcelorMittal has the right policies and
standards but the biggest challenge is to make sure that
implementation is uniform across the Group. The ARCG
Committee reviewed, strengthened and approved appropriate
targets for long and short-term incentives related to health &
safety performance improvements and this was an important
focus area in 2024.
The Company has committed to implementing the
recommendations provided by dss+. Business specific plans
have already been developed with clear actions for
implementation. The health and safety assurance model has
also been strengthened to provide a more comprehensive
oversight and the third line will report now directly to the Board.
To support these actions, the ARCG Committee also had
requested benchmarking of ArcelorMittal health & safety
related incentives with other steel and mining companies.  The analysis shows the Company is well aligned with industry best practice.
Business and results
Market conditions were particularly challenging in 2024, with unsustainably low steel prices in the Company’s core markets, and aggressive exports from China.
Despite these challenges, ArcelorMittal delivered a resilient financial performance in 2024, which reflects the structural business improvements and the benefits of regional/product
diversification.  The Company has grown the business,
rewarded shareholders all whilst maintaining a strong balance sheet.
ArcelorMittal remains committed to its long-term strategy and has continued to invest in growth and sustainability initiatives.
Several recently completed projects such as the Vega CMC in
Brazil and a 975MW renewables project in India are performing well. This first completed renewables project started supplying power to AMNS India in September 2024. The Vega CMC
project is also fully up and running and produced its first
Magnelis® coil.
People strategy, remuneration, nomination, and governance
In April 2024, Mrs. Patricia Barbizet was appointed as
chairwoman of the Audit & Risk Committee.
The ARCG Committee members engaged with shareholders in
the context of proposals to the Annual General Meeting in May
2024 and specific governance and remuneration related
questions of concern to shareholders. Feedback was
constructive.
During January 2025, the Lead Independent Director and
ARCG Chair conducted the Annual Self-Assessment of the
Board of Directors relating to 2024, which has shown that the
Company continues to place a ubiquitous focus on the Health
and Safety improvement (including fatality reduction),
decarbonization and other ESG measures, but also on
deployment of capital in the long term and for the interests of investors. The analysis reveals a well-functioning board with strong fundamentals in governance, communication, and
strategic oversight, while highlighting specific areas for future focus.
The Committee reviewed the long-term incentive plans for
Executive Officers and the ArcelorMittal equity plan for 2025.
During the second half of 2024, the Committee conducted the
review of the succession plan for the Company’s Executive
Office and Executive Vice Presidents. The Committee also
worked on the search for a non-executive Director. This
process is ongoing.
The ARCG Committee also reviewed and supported the
outcome of the Company’s Speak Up+ survey-related
improvement initiatives, targets and performance.
Climate and Sustainability
ArcelorMittal’s existing capabilities in low-carbon metallics and
EAF steelmaking puts it in a strategically advantaged position to provide access to low-carbon intensity steel products to
customers. ArcelorMittal’s XCarb® low-carbon emissions steel, which has a carbon footprint of as low as 300kg per tonne of steel produced, has seen sales grow to approximately 0.4
million tonnes in 2024.

Management report
Energy infrastructure, policy and the market environment in
Europe have not moved in a favorable direction for
decarbonization. Before taking final investment decisions on the Company’s decarbonization projects, ArcelorMittal need to have greater clarity on the policy to ensure higher cost
steelmaking can be competitive in Europe without a global
carbon price.
However, the Company continues to move forward with
decarbonization projects which are economic.  In 2024,
ArcelorMittal started the construction of a 1.1 million-tonne EAF in Gijόn, Spain and is progressing on the EAF expansion at
Sestao, Spain to 1.6 million tonnes. Outside of Europe, in the
United States, AM/NS Calvert is commissioning a new 1.5
million tonne per annum EAF enhancing its ability to meet
automotive demand.
At the same time, the Company continues to secure the
resources for decarbonization. In 2024, the Company
increased its renewable energy portfolio to 2.1 GW with
975MW commissioned in India and equity investments in Brazil and Argentina.
Going forward
Safety remains the number one focus for 2025, and
ArcelorMittal will be monitoring alongside shareholders the
progress in implementing the recommendations of the safety
audit.
There are certainly several challenges to navigate, but the
long-term outlook for steel is positive. ArcelorMittal aims to leverage its geographic presence and strong R&D capabilities to meet stakeholder needs and produce smarter steels – for
people and planet.
We are committed to delivering sustainable value to
shareholders and thank you for your investment and trust in
ArcelorMittal.
Yours Sincerely,
Karyn Ovelmen

Management report
Board of Directors
Directors’ fees
The ARCG Committee of the Board of Directors prepares
proposals on the remuneration to be paid annually to the
members of the Board of Directors.
At the April 30, 2024 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-
executive directors for the 2023 financial year, based on the following annual fees (euro denominated amounts are
translated into U.S. dollar as of December 31, 2023):
•Basic director’s remuneration: €158,095 ($174,695);
•Lead Independent Director’s remuneration: €222,985
($246,398);
•Additional remuneration for the Chair of the Audit &
Risk Committee: €30,675 ($33,896);
•Additional remuneration for the other Audit & Risk
Committee members: €18,877 ($20,859);
•Additional remuneration for the Chairs of the other
committees: €17,697 ($19,555); and
•Additional remuneration for the members of the other
committees: €11,798 ($13,037).
The total annual remuneration (euro denominated amounts are translated into U.S. dollar as the prevailing closing rate) of the members of the Board of Directors for their service for the last five financial years was as follows:

	Year ended December 31,
(Amounts in $ thousands except Long-term incentives information)	2024	2023	2022	2021	2020
Base salary[1]	3,371	3,214	3,199	3,483	2,635
Director fees	1,442	1,658	1,676	1,784	1,706
Short-term performance-related bonus[1]	—	—	6,388	5,134	935
Long-term incentives [1,2]	241,856	141,973	141,564	109,143	148,422
1Includes Executive Chairman and CEO in 2024, 2023, 2022 and 2021 and Chairman and CEO and President and CFO in 2020. Slight differences between the years are possible, due to foreign currency effects. The Executive Chairman and the CEO voluntarily renounced their 2023 Performance Bonus ($2.8 million and $3.1 million, respectively) (which would otherwise have been paid in 2024) due to the high number of fatalities.
2See “Management and employees—Compensation—Remuneration—ArcelorMittal Equity Incentive Plan.”
The annual remuneration (euro denominated amounts are translated into U.S. dollar at the prevailing closing rate) for the last five financial years to the current and former members of the Board of Directors for services in all capacities in the years in which they were
Directors was as follows:

	Year ended December 31,
(Amounts in $ thousands)	2024[1]	2023[1]	2022[1]	2021[1]	2020[1]
Lakshmi N. Mittal	1,580	1,536	1,529	1,700	1,374
Aditya Mittal	1,791	1,678	1,670	1,783	1,261
Vanisha Mittal Bhatia	164	175	169	176	186
Suzanne P. Nimocks	—	—	76	189	200
Bruno Lafont	—	96	277	302	306
Tye Burt	63	201	194	194	200
Karyn Ovelmen	274	269	201	221	223
Jeannot Krecké	—	—	—	—	78
Michel Wurth	177	188	181	181	186
Karel de Gucht	184	196	189	208	209
Etienne Schneider	200	196	189	197	118
Clarissa Lins	195	207	200	116	—
Patricia Barbizet	185	130	—	—	—
Total	4,813	4,872	4,875	5,267	4,341
1.Remuneration for non-executive Directors with respect to 2024 will be paid in 2025 subject to Board of Directors proposal and to the shareholder approval at the annual general meeting to be held on May 6, 2025. Remuneration for non-executive Directors with respect to 2023, 2022, 2021 and 2020 was paid in 2024, 2023, 2022 and
2021, respectively, following the shareholder approval at the annual general meetings held on April 30, 2024, May 2, 2023, May 4, 2022 and June 8, 2021, respectively.
Slight differences between the years are possible, due to foreign currency effects.

Management report
Except for the Executive Chairman and the CEO, members of the Board of Directors have not received any remuneration from any subsidiary of the Group in 2024.
The annual base salary for the last five financial years on a full-time equivalent basis of employees of ArcelorMittal S.A. was as follows:

(Amounts in $ thousands)	2024	2023	2022[1]	2021[1]	2020[1]
Average Remuneration	550	502	446	446	412
1.The annual remuneration is calculated for approximately 14 employees with a labor contract with ArcelorMittal S.A (not including any employees employed by other entities within the Group).
ArcelorMittal has performed a benchmarking on remuneration
with its selected peers and fixed the remuneration of the
employees and Directors based on the outcome of that
exercise.
The policy of the Company is not to grant any share-based
remuneration to members of the Board of Directors who are
not executives of the Company. As of December 31, 2024,
ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of
Directors. None of the members of the Board of Directors,
other than the CEO, benefit from an ArcelorMittal pension plan.
Short-term incentives paid to executive directors  were as
follows for the last five financial years:

				Short-term Incentives
	2024	2023	2022	2021	2020
Lakshmi N. Mittal	—	—	3,053	2,908	—
Aditya Mittal	—	—	3,335	2,226	935
The following tables provide a summary of the PSUs granted
(long-term incentives) to the executive directors on the Board of Directors, as of December 31, 2024. There were no
outstanding stock options as of December 31, 2024.

	PSUs granted in 2024	PSUs granted in 2023	PSUs granted in 2022	PSUs granted in 2021	PSUs granted in 2020
Lakshmi N. Mittal	112,635	67,857	67,662	52,166	77,372
Aditya Mittal	129,221	74,116	73,902	56,977	71,050
Term (in years)	3	3	3	3	3
Vesting date[1]	January 1, 2028	January 1, 2027	January 1, 2026	January 1, 2025	January 1, 2024
1.See “Management and employees—Compensation—Remuneration—ArcelorMittal Equity Incentive Plan", for vesting conditions.

Management report
Remuneration at a glance - senior management
The following table provides a brief overview of the Company’s remuneration policy for senior management. Additional information is provided below.

ArcelorMittal's Remuneration Policy
Remuneration	Period	Strategy		Characteristic
Salary	2024	Recruitment and retention	●	Reviewed annually by the ARCG Committee considering market data
			●	Increases based on the Company performance and individual performance
STI	2024	Delivery of strategic priorities and financial success	●	Maximum STI award of 360% of base salary for the Executive Chairman, and the CEO and in general 240% of base salary for other Executive Officers (depending on the region)
			●	100% STI paid in cash
			●	ArcelorMittal's first priority Health and Safety is part of the STI
			●	Over performance towards competition
LTIP	2024-2026	Encourages long term shareholder return	●
PSUs granted with a face value of 180% of base salary for the Executive
Chairman and CEO
PSUs / RSUs granted with a face value of 110%-180% of base salary as a guideline for other Executive Officers depending on the region

			●	Shares vest after a three-year performance period for PSUs and after a three-year period for RSUs
			●	Performance related vesting and/or employment related vesting

Key Performance Metrics from 2024
Metrics	Scheme		Rationale
EBITDA	STI	●	Demonstrates growth and operational performance of the underlying businesses
FCF	STI
Gap to competition	STI	●	Outperform peers
Health & Safety	STI / LTIP	●	Employee health and safety is a core value for the Company
ESG	LTIP	●	Improve health & safety outcome, achieve decarbonization and diversity & inclusion targets
EPS	LTIP	●	Links reward to delivery of underlying equity returns to shareholders
ROCE	LTIP	●	Critical factor for long-term success and sustainability of the Company
TSR	LTIP	●	Creates a direct link between executive pay and shareholder value
		●	Comparison with a peer group of companies
Remuneration at a glance - 2024 Pay outcomes
The following graphics present in thousands of U.S. dollar the compensation paid to the Executive Chairman (CEO until February 11,
2021) in 2024, 2023, 2022, 2021 and 2020 and to the CEO (President and CFO until February 11, 2021) in 2024, 2023, 2022 and 2021.
Amounts presented for the CFO and other Executive Officers relate to the former President and CFO (Aditya Mittal) and other
Executive Officers until February 11, 2021 and to the CFO and other Executive Officers thereafter. Information with respect to total remuneration paid is provided under “—Remuneration—2024 Total remuneration” below.

Management report

Management report
2023 short-term incentives paid in 2024

Business Units	Executive	Realization as % of business target
Executive Office	Lakshmi N. Mittal Aditya Mittal	Executive office renounced their short-term incentive
Mining	Stefan Buys	85%
North America	John Brett	128%
Corporate*	Genuino Christino	128%
Corporate*	Bradley Davey	128%
Corporate*	Stephanie Werner-Dietz	128%
CIS**	Vijay Goyal	64% → 0%
AMNS India	Dilip Oommen	140%
Europe	Geert van Poelvoorde	105%
Long Carbon South America	Jefferson de Paula	150%
Note: Individual performance not included in the percent of realization.
*Health & Safety part of the bonus was nil due to the number of fatalities.
**Due to the tragic accident in Kazakhstan in October 2023, the performance bonus was not paid out to the CEO CIS.
Long-term incentives vesting in 2024
Executive office
In 2024, the following long-term incentives vested:

Vehicle	Date of vesting	Date of grant	Number of PSUs granted to Executive office	Number of shares acquired by Executive office
PSUs	January 1, 2024	December 14, 2020	148,422	111,317
CFO and Other Executive Officers
In 2024, the following long-term incentives vested:

Vehicle	Date of vesting	Date of grant	Number of PSUs and RSUs granted to CFO and other Executive officers	Number of shares acquired by CFO and other Executive officers
PSUs	January 1, 2024	December 14, 2020	79,100	61,544
RSU	December 16, 2024	December 16, 2021	32,100	32,100
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
Board oversight
To this end, the Board of Directors has established the ARCG
Committee to assist it in making decisions affecting employee remuneration. All members of the ARCG Committee are
required to be independent under the Company’s corporate
governance guidelines, the New York Stock Exchange
("NYSE") standards and the 10 Principles of Corporate
Governance of the Luxembourg Stock Exchange.

Management report
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
One of the tasks of the ARCG Committee is to assist the Board of Directors by providing recommendations specifically related to remuneration and compensation. This includes:
•reviewing and approving corporate and personal
goals and objectives relevant to the compensation of
the members of the Executive Office, Executive
Officers and senior management as deemed
appropriate by the committee, and evaluating their
performance in light of these goals and objectives.
•making recommendations to the Board of Directors
regarding trends in Board remuneration and incentive
compensation plans.
•Recommending the Company’s framework of
remuneration for the members of the Executive Office,
Executive Officers and other senior executives as
determined by the committee. In making these
recommendations, the committee may consider
factors that it deems necessary, including a member’s
total cost of employment (factoring in equity/long term
incentives, any perquisites and benefits in kind and
pension contributions).
•Approving a report on executive remuneration to be
included in the company's annual report.
•Reviewing the analysis of proxy advisory firms in the
context of corporate governance compensation.
Individual remuneration is discussed by the ARCG Committee
without the person concerned being present. The ARCG
Committee Chair presents her decisions and findings to the
Board of Directors after each ARCG Committee meeting.
See also "Corporate governance—Board of Directors
committees"' for further details and additional responsibilities of the ARCG Committee.
Remuneration policy
The ARCG Committee has set policies applied to senior
management on base salary, short-term incentives and long-
term incentives. According to the Shareholders Right Directive
II, which was transposed into Luxembourg law in August 1,
2019, the remuneration policies must be approved at the
Annual General Meeting of shareholders at least every 4 years and whenever there is a material change. The Company
submits the remuneration report for the prior year for
shareholder approval at each AGM.
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
•long-term incentives (i.e., RSUs and/or PSUs).

Management report
The Company does not have any deferred compensation plans
for senior management, including the Executive Chairman and
CEO.
The following table provides an overview of the remuneration policy applied by the ARCG:

Remuneration component and link to strategy	Operational and performance framework	Opportunity
Fixed annual salary Competitive base salary to attract and retain high- quality and experienced senior executives
* Base salary levels are reviewed annually with effect from April 1
(except promotion) compared to the market to ensure that ArcelorMittal remains competitive with market median base pay levels
* Reviews are based on market information obtained but not led by benchmarking to comparable roles, changes in responsibility and general economic conditions
The ARCG does not set a maximum salary, instead when determining any salary increases it takes into account a number of reference points including salary increases across the Company
Benefits Competitive level to ensure coverage of the executives
* May include costs of health insurance, death and disability insurances, company car, tax return preparation, etc.
* Relocation benefits may be provided where a change of location is made at Company’s request
The cost to the Company of providing benefits can change from year to year. The level of benefit provided is intended to remain competitive
Pension Competitive level of post- employment benefit to attract and retain executives	* Local benchmark of pension contributions for comparable roles
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
* No STI is paid for a business performance below threshold 80% for each criteria; 100% STI payout for business performance achieved at
100% for each criteria; 150% STI payout for business performance achieved at 120% ; 200% STI payout for business  performance achieve at 140% or above for each criteria

Range for Executive Chairman and CEO: 0 to
360% with a target at 120% of base salary
Range for CFO and Executive Officers: 0 to
240% with a target at 80% of base salary in
general (will depend on the region)

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
*Vesting will occur if the performance is reached
*Performance is determined by the ARCG Committee
Maximum value at grant: 180% of base salary for Executive Chairman and CEO Guideline: 110%-180% of base salary for CFO and Executive Officers depending on region
Remuneration mix
The total remuneration target of the Executive Chairman, CEO and CFO is structured to attract and retain executives; the
amount of the remuneration received is dependent on the
achievement of superior business and individual performance
and on generating sustained shareholder value from relative
performance.
The following remuneration charts, which illustrate the various elements of the Executive Chairman, CEO, CFO and the other
Executive Officers' compensation, show the amounts for 2024
as a percentage of base salary. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.

Management report
Note: no pension contribution

Management report
Note: Other benefits, as shown above, do not include international mobility incentives that may be provided.
2024 Total remuneration
The total remuneration paid in 2024 to members of
ArcelorMittal’s senior management listed in “Management and
employees—Directors and senior management” (including Mr.
Lakshmi N. Mittal in his capacity as Executive Chairman and
Mr. Aditya Mittal as CEO) was $11.6 million in base salary and other benefits paid in cash (such as health, other insurances, lunch allowances, financial services, gasoline and car
allowance) and $13 million in short-term performance-related variable remuneration consisting of a short-term incentive
linked to the Company’s 2023 results and retention bonus.
During 2024, approximately $1.4 million was accrued by
ArcelorMittal to provide pension benefits to senior management
(other than Mr. Lakshmi N. Mittal).
No loans or advances to ArcelorMittal’s senior management
were made during 2024, and no such loans or advances were
outstanding as of December 31, 2024.
The following table shows the remuneration received by the
Executive Chairman, CEO, CFO and the other Executive
Officers as determined by the ARCG Committee in relation to
the five most recent financial years including all remuneration components:

Management report

		Executive Chairman[7]					CEO[6]				Chief Financial Officer and Executive Officers [5,6,7]
(Amounts in $ thousands except for Long-term incentives)		2024	2023	2022	2021	2020	2024	2023	2022	2021	2024	2023	2022	2021	2020
Base salary[1]		1,580	1,536	1,529	1,700	1,374	1,791	1,678	1,670	1,783	7,211	6,395	5,790	5,056	2,970
Pension benefits		—	—	—	—	—	179	168	167	178	1,235	1,041	1,066	1,348	555
Other benefits[2]		90	80	72	66	45	43	44	39	38	865	674	599	237	144
Short-term incentives[3]		—	—	3,053	2,908	—	—	—	3,335	2,226	12,975	8,773	9,370	7,158	2,169
Long-term incentives	- fair value in $ thousands[4]	2,518	1,391	1,520	1,419	1,407	2,888	1,519	1,661	1,550	9,001	6,544	3,838	4,396	1,834
	- number of share units	112,635	67,857	67,662	52,166	77,372	129,221	74,116	73,902	56,977	372,500	287,900	155,400	146,600	90,069
1.After the salary decrease applied in 2020, the base salaries of the CEO and President and Chief Financial Officer were set back to the original amounts in 2021. In 2024, a salary increase of 4.4% including the promotions..
2.Other benefits comprise benefits paid in cash such as lunch allowances, financial services, gasoline and car allowances. Health insurance and other insurances are also included.
3.Short-term incentives are either performance-based or retention bonus and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.
4.Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions.
5.Amounts presented for 2021 and 2020 reflect the compensation as President and Chief Financial Officer until February 11, 2021 and as CEO thereafter.
6.Amounts presented reflect the compensation as CEO until February 11, 2021 and as Executive Chairman thereafter.
7.Brian Aranha was included until March 31, 2021. Simon Wandke was included until September 30, 2021. New executive officers were included as of their respective nomination date.
Short-term incentives
Targets associated with ArcelorMittal’s 2024 Annual
Performance Bonus Plan were aligned with the Companies’
strategic objectives of improving health and safety performance and overall business performance and competitiveness.
For the Executive Chairman and the CEO, the 2024 annual
performance bonus formula is based on the achievement of the following performance targets:
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
To emphasize this priority, the fatality frequency rate
acts as a circuit breaker for the Health & Safety
component. The circuit breaker is set at a fatality
frequency rate of nil.
For the Executive Chairman and CEO, 100% achievement of
the agreed performance targets results in an annual
performance bonus which equals 120% of base salary.
For the CFO and other Executive Officers, the 2024 annual
performance bonus formula was tailored for their respective
positions and is generally based on the following performance targets:
•EBITDA targets at Group, segment or Business unit
level (acts as circuit breaker for financial measures
EBITDA and FCF);
•FCF targets at Group, segment or Business unit level;
•Gap to competition targets at Group level, segment or
Business unit level;
•Health and safety performance targets at Group,
Segment or Business unit level (fatalities act as circuit
breaker for this component).The circuit breaker is set
at a facility frequency rate of 0.012 for 2024, 0.006 for
2025 and nil for 2026.
For the CFO and other Executive Officers, 100% achievement
of the agreed performance targets results in an annual
performance bonus which equals 80% of base salary in
general (depends on the region).
For the calculation of the annual performance bonus, the
achievement level of every performance target is calculated
separately, and these are added up.
Individual performance and assessment ratings define the
individual annual performance bonus multiplier that will be
applied to the annual performance bonus calculated based on
actual performance against the performance measures. Those

Management report
individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.5 may cause the annual
performance bonus pay-out to be higher than 200% of the
target annual performance bonus, up to 360% of the target
annual performance bonus being the absolute maximum for
the Executive Chairman and the CEO. Similarly, a reduction
factor will be applied for those at the lower end.
In exceptional circumstances, the ARCG Committee can
exercise discretion in the final determination of the annual performance bonus.
The achievement level of performance for the annual
performance bonus for the Executive Chairman, the CEO, the
CFO and the other Executive Officers is summarized as
follows:

Functional level	Target achievement threshold @ 80%	Target achievement @ 100%	Target achievement @ 120%	Target achievement ≥ ceiling @ 140%
Executive Chairman and CEO	60% of base pay	120% of base pay	180% of base pay	240% of base pay
CFO and Executive Officers	40% of base pay	80% of base pay	120% of base pay	160% of base pay
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
The maximum number of PSUs and RSUs available for grant
during any given year is subject to the prior approval of the
Company’s shareholders at the annual general meeting. The
2020, 2021, 2022, 2023 and 2024 Caps for the number of
PSUs/RSUs that may be allocated to the Executive Office and
other retention and performance based grants below the
Executive Office level, were approved at the annual general
meetings on June 8, 2021, May 4, 2022 ,on May 2, 2023 and
on April 30, 2024, respectively, at a maximum of 3,500,000
shares, 3,500,000 shares, 3,500,000 shares and 5,500,000
shares, respectively.
RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to beneficiaries.
RSUs are subject to “cliff vesting” after 3 years with 100% of the grant vesting on the third anniversary of the grant
contingent upon the continued active employment of the
beneficiary within the Company.
Awards in connection with PSUs are subject to the fulfillment of performance criteria such as ROCE, TSR, EPS and gap to
competition (until 2022). Since 2021, the performance criteria for the PSUs for the Executive Office and Executive Officers
include an ESG criteria comprised of a health & safety, a
climate action and a diversity & inclusion ("D&I") target. For health & safety, the target is to halve the fatality frequency rate versus a defined baseline (the baseline is the adjusted average frequency rate over 5 years before the grant). For D&I, the
target up to this point has been to reduce the gap between the
Company's 2030 target of having 25% women in management
and 2020 baseline. Good progress has been made in
strengthening the number of women in leadership, and given
the critical importance of rapidly improving safety results
across the Company, ArcelorMittal will give consideration to increasing the safety component. For climate, the CO2
emission target has been set to be reached by the end of the vesting period.

Management report
On December 5, 2024, the Company issued the 2024 grant whose conditions were as follows:

		Executive Office					Executive Officers
2024 Grant	●	PSUs with a three year performance period				●	PSUs with a three year performance period
	●	Value at grant 180% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:				●	Vesting conditions:
			Target	Stretch	Ceiling			Threshold	Target	Stretch	Ceiling
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% vs. weighted average	120% vs. weighted average	≥140% vs. weighted average		TSR vs. peer group (40%)	80% rolling average	100% rolling average	120% rolling average	≥140% rolling average
		Vesting percentage	100%	150%	200%		Vesting percentage	50%	100%	150%	200%
							ROCE (40%)	2/3 of target	100% of target	4/3 of target	155% of target
		ESG (30%): H&S 10%, Climate action 10% and D&I: 10%	100% of target	120% of target	≥140% of target		Vesting percentage	50%	100%	150%	200%
		Vesting percentage	100%	150%	200%		ESG (20%): H&S 10%, Climate action 5% and D&I 5%	80% weighted average	100% of target	120% of target	140% of target
							Vesting percentage	50%	100%	150%	200%
						●	RSUs with a three year vesting period
See note 8.3 to the consolidated financial statements for a
summary of outstanding plans as of December 31, 2024 in
addition to the 2024 grant and for further details.
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
The Clawback Policy applies to all Executive Officers and
covers cash short-term incentives and any other incentive-
based or equity-based remuneration, as well as profits from the sale of the Company’s securities ("Covered Compensation")
received during the three completed fiscal years of the
Company immediately preceding a the Restatement Date (as
defined in the policy) and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.  Compensation is deemed to be received in the
Company’s fiscal period during which the Financial Reporting
Measure specified in the Incentive-based Compensation award
is attained (capitalized terms as defined in the policy).
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

Management report
Employees
As of December 31, 2024, ArcelorMittal employed approximately
125,416 full time equivalents ("FTE") employees directly, as well as a large number of contractors. The Company recruits, hires, promotes and retains employees based on merit and
demonstrated skills.
The table below sets forth the number of FTE employees
respectively by segment as of the end of each of the past three years.

		As of December 31,
Segment	2024	2023	2022
North America	13,861	14,418	14,270
Brazil	22,624	22,042	19,644
Europe	48,544	49,959	49,318
Sustainable Solutions	12,843	12,194	11,988
Mining	4,758	4,473	4,626
Others[1]	22,786	23,670	54,506
Total	125,416	126,756	154,352
1. ArcelorMittal Temirtau is included until December 31, 2022
The people strategy
To meet the evolving needs of its people and address the
challenges of a shifting skills economy, technological
advancements, and generational transitions, ArcelorMittal
remains committed to delivering its people strategy, launched in
2022. The strategy is built around ArcelorMittal's fundamental purpose to create smarter steels for people and the planet. This strategy seeks to boost talent and continuously foster a safety-
first, people-driven culture that ensures sustainable performance and enables the Company to deliver on its purpose.
Employee development
Attracting, developing and retaining the right people continues to be a strategic priority for ArcelorMittal in sustaining a high-
performing organization.
With strong competition for the best talent, ArcelorMittal is committed to ensuring the Company is an aspirational
workplace—one where employees feel safe, respected and
valued. This also means building a culture that constantly keeps employees engaged, motivated, and eager to learn and excel.
Employee development, which includes succession planning
and the development of early career talents plays a crucial role in building a high-performing organization. The Company strives to provide employees a clear career pathway, supported by
continuous training and ongoing initiatives to develop both
technical and behavioral skills. A dedicated process helps
identify high potential employees ("HiPos") and manage the
succession of key roles.
In 2024, the Company intensified its efforts to develop
employees' skills and accelerate the readiness of its HiPos to take on increased responsibilities. A strong focus was placed on having the right people in the right roles at the right time, strengthening key succession plans, and preparing future
leaders. Efforts also included anticipating and filling vacancies;
building a robust and qualified leadership pipeline; encouraging individual and sustained performance; and fostering talent
retention through recognition, empowerment, and meaningful
work.
To further support career growth, ArcelorMittal enhanced its communications initiatives to increase the visibility of global career opportunities, ensuring employees are aware of potential paths for advancement within the organization.
The Company also took steps to enhance the quality of its
succession planning, ensuring stronger alignment between
potential successors and their career aspirations.
In 2024, the Company experienced a significant increase in
virtual learning engagement at ArcelorMittal University ("AMU"), further expanding its global community. Employees across the
Group invested an average of 5.1 hours each to online learning with more than 149,000 active learners (a 48% increase year-
on-year) logging over 760,000 hours (a 27% increase year-on-
year).
The Company continued offering world-class leadership
programs through AMU. Delivered in a blended format—
combining face-to-face (where possible) with digital sessions—
these programs support the development of talent and future
leaders. In 2024, 16 leadership programs were launched
engaging 462 employees.
A new development program called 'Thrive' was introduced in
North America, Brazil, and Europe to help employees accelerate their career growth. The program matches individuals with
suitable roles and career opportunities based on their
preferences, skills and qualifications.
ArcelorMittal's Group Mentoring Program also remained a vital resource, offering employees an opportunity to engage in a
structured mentoring relationship with an experienced leader. In
2024, more than 1,900 mentorship hours were invested as part of the program with 426 active mentor-mentee pairs as of
December 31, 2024.
In addition, the Company continued refining its employee
systems landscape, improving processes in recruitment,
performance, career development, learning, and compensation.
These enhancements provide a stronger infrastructure for
analyzing data and identifying areas for continuous
improvement, reinforcing ArcelorMittal's commitment to
employee growth and engagement.

Management report
Speak Up +, the global employee survey
For the past few years, ArcelorMittal's Speak Up + survey
has been the Group’s flagship employee engagement tool. It
gathers insights from professionals and leadership on their
experience working at ArcelorMittal, what the Company does
well and areas for improvement.
In 2024, ArcelorMittal continued to listen to employees'
voices through these surveys, which serve as the ongoing
vehicle to help the Company’s leaders stay attuned to the
organization in a rapidly changing environment. The goal is
to track engagement levels across the Group, understand
employees' aspirations, and empower leaders to address
potential issues proactively.
The survey is conducted twice a year. The outcomes from
each Speak Up + survey are compared to internal
benchmarks over time and external industry peers. This
enables leaders to identify strengths, detect risks—such as
attrition— and take actions to enhance employee
engagement.
Based on survey outcomes, concrete actions are
continuously developed and implemented to address
employee concerns and drive engagement.
Equal opportunity and non-discrimination
ArcelorMittal values bringing together fresh perspectives and experiences to the business as part of its ambition to be an employer of choice. The Company is present in over 60
countries and aims to have employees which represent all
differences. In 2022, the Company defined a clear roadmap
to ensure equal opportunity and non-discrimination.
Subsequently, a strategic framework was launched in 2024,
which includes best practices as a reference guide for all
segments and plants to achieve equality for all employees.
The Company continuously reviews and benchmarks its policies and HR practices to build an inclusive and merit based culture that empowers all talents. This is designed to ensure that all qualified candidates have equal opportunities ultimately based on individual merit.
In 2024, women held 19% of management positions across
the Group based on merit, compared to 17.3% in 2023.
As of December 31, 2024, women held four of the nine
positions on the Board of Directors.
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
The Joint Global Health and Safety Agreement between the
Company and IndustriALL global trade union, signed in 2008,
remained in effect in 2024. This agreement recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site where the Company
operates with the objective of achieving world-class
performance. As a result of this agreement, the Joint Global
H&S Committee, composed of 16 representatives in 2024 (12 in
2023) of management and the unions was created to identify
areas for improvement and harmonize safety performance
across the Group. The Joint Global H&S Committee only deals
with issues related to H&S and does not act as a negotiation committee on behalf of unions or management. One of its
primary priorities is centered around overseeing deployment and monitoring the compliance of local joint H&S panels. This
involves developing guidelines to progress and training
programs, conducting site visits to assess implementation and offering suggestions for improvement. Additionally, the Joint
Global H&S Committee provides recommendations on
transversal and global topics to enhance overall safety
measures.
In 2024, one physical meeting was organized at the Group level to discuss transversal specific topics with regard to H&S. One of the main topics of this meeting was the collective review and the update of the committee charter. In addition, other safety
training and coaching programs, such as "Take Care" Trainings as well as a dss+ lead “Area of Transformation” program
continued to be rolled out in 2024 in order to support the
“Journey to Zero” program aimed at reducing the amount of
injuries and fatalities in the Company to zero. See “Business overview—Sustainable development—Health and Safety".
In 2024, several entities and countries engaged in entering or renewal of CLAs.
In North America, employees at various sites continue to work under collective agreements that remain valid. In May 2024, the
Company's steel plant in Lazaro Cardenas, Mexico and mine
located in Tenecia La Mira in the Mexican state of Michoacán was impacted by an illegal blockade by a group of workers due to their dissatisfaction with the distribution of profit sharing by the Company. Ultimately, the Company approved a new

Management report
settlement with unions with an agreement to end the strike in
July 2024.
In South America, inflation trends varied across different
countries. Brazil experienced a deceleration in inflation, with collective bargaining agreements generally granting adjustments equivalent to the inflation rate. Argentina has been experiencing a high inflation rate since several years. The situation remained the same in 2024 and the negotiations for salary increase are still in progress.
In Europe, four meetings were conducted in 2024 to inform the
European Works Council ("EWC") representatives about the
H&S and business performance and outlook regarding the
Company's European operations. Throughout the year, three
meetings with the Select Committee were held, alongside a
Plenary Assembly in December 2024. Negotiations aiming to
revise the EWC agreement are expected to finalize by the end of the first quarter of 2025.
In France, a one-year salary agreement for 2024 was signed in
December 2023, covering most legal entities. Negotiations for
2025 were conducted at most of the French sites at the end of
2024 and resulted in the payment of a premium. ArcelorMittal
Méditerranée announced in July 2024 that it would continue to operate with only one of the two blast furnaces in the
foreseeable future due to weak market conditions. Discussions with employee representatives in order to manage workforce
adaptation started in 2024 and are still ongoing. All employees are covered by collective labor agreements.
In Luxembourg, social elections were held on March 12, 2024
which led to the election of new staff representatives and
deputies, with a new staff delegation replacing the previous one.
In 2024, Germany continued to experience high energy prices, impacting costs and market conditions negatively, despite low inflation. A one-off payment was made to all employees under previous collective bargaining agreements.
In 2024, at ArcelorMittal Poland, a successful negotiation of the
CLA was achieved with trade unions. The management also
invited trade union representatives to the Supervisory Board, promoting transparency and inclusive decision-making. About
99% of employees are covered by the CLA, with only top
executives excluded.
In Spain, a temporary layoff plan was agreed upon in late 2023 due to market conditions and extended through 2024. A
framework agreement for labor relations was signed with most unions in May 2023, and all local CLAs were finalized by
mid-2024, covering about 80% of the workforce. Additionally, a layoff plan for employees born in 1962 was agreed in May 2024, to address the labor implications of decarbonization initiatives as per the Memorandum of Understanding between the Spanish
government and ArcelorMittal.
In 2024, the situation in Ukraine continued to be difficult in terms of personnel due to the war with Russia. The martial law
imposed by the country's government since February 2022,
which, among other things, limits the labor rights of employees and trade unions (such as the right to strike; the right to
vacation, etc.) remains in force. In 2024, more than 3,000 of
AMKR’s employees were mobilized and more than 220 died in
the war or went missing in action. The facility continued to experience a significant outflow of personnel, mainly men, due to mobilization. As a consequence, it launched recruitment
campaigns to attract women and young people. Despite
operating at 30-50% of production capacity, AMKR maintained
work positions and wages for its 18,000 workers avoiding
layoffs.
In South Africa, out of the 5,997 employees at AMSA, 4,182
employees (70% of the workforce) are covered by a CLA/
Bargaining council agreement concluded between management
and the recognized trade unions i.e. NUMSA and Solidarity
trade unions. The CLA will expire in March 2026. From April
2023 to March 2024, the agreement comprised a range of
provisions encompassing a 6.5% remuneration adjustment for
all employees within the bargaining unit. It further incorporated an ex-gratia premium, enhancements to the medical aid subsidy and a 6.5% increase in all allowances excluding retention and protected allowances. The company’s contribution to medical
aid will progressively rise, reaching 70% by 2026 while the
employee’s contribution will decrease to 30%. In 2024, the
company gave a 5% salary increase to permanent bargaining
and package category employees.
Throughout 2024, ArcelorMittal Mining maintained a productive engagement with its trade unions and communities where it
operates. 76% of the workforce is unionized in ArcelorMittal's operations in Canada and 82% in ArcelorMittal's operations in
Liberia.
Corporate governance
This section describes the corporate governance practices of
ArcelorMittal for the year ended December 31, 2024.
Board of Directors and senior management
ArcelorMittal is governed by a Board of Directors and managed by the senior management. As described in "Directors and
senior management" above, ArcelorMittal’s senior management
is comprised of the Executive Office - comprising the Executive
Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
The Executive Office is supported by a team of nine other
Executive Officers, who together encompass the key regions
and corporate functions. As of December 31, 2024, the average age and serving period of board members is 61 years and 10
years, respectively.

Management report
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

Management report
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
Specific characteristics of the director role

Required share ownership Lead Independent Director - minimum of 6,000 ordinary shares Non-executive directors - minimum of 4,000 ordinary shares	Maximum 12 year service (independent directors)	May not serve on the boards of directors of more than four publicly listed companies (non- executive directors)	Required to sign the Company’s Code of Business Conduct and confirm their adherence annually
The Company’s Articles of Association do not require directors to be shareholders of the Company. The Board of Directors
nevertheless adopted a share ownership policy on October 30,
2012, that was amended on November 7, 2017, considering that it is in the best interests of all shareholders for all non-executive directors to acquire and hold a minimum number of ArcelorMittal ordinary shares in order to better align their long-term interests with those of ArcelorMittal’s shareholders. The Board of
Directors believes that this share ownership policy will result in a meaningful holding of ArcelorMittal shares by each non-
executive director, while at the same time taking into account the fact that the share ownership requirement should not be
excessive in order not to unnecessarily limit the pool of available candidates for appointment to the Board of Directors. Directors must hold their shares directly or indirectly, and as sole or joint beneficiary owner (e.g., with a spouse or minor children), at the latest within three years of his or her election to the Board of
Directors. Each director will hold the shares acquired on the basis of this policy for so long as he or she serves on the Board of Directors. Directors purchasing shares in compliance with this policy must comply with the ArcelorMittal Insider Dealing
Regulations and, in particular, refrain from trading during any restricted period, including any such period that may apply
immediately after the Director’s departure from the Board of
Directors for any reason.
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
As membership of the Board of Directors represents a
significant time commitment, the policy requires both executive and non-executive directors to devote sufficient time to the discharge of their duties as a Director of ArcelorMittal. Directors are therefore required to consult with the Chairman and the
Lead Independent Director before accepting any additional
commitment that could conflict with or impact the time they can devote to their role as a Director of ArcelorMittal. A non-
executive Director’s service on the board of directors of any subsidiary or affiliate of ArcelorMittal or of any non-publicly listed company is not taken into account for purposes of complying
with the service limitation.
Although non-executive directors of ArcelorMittal who change their principal occupation or business association are not
necessarily required to leave the Board of Directors, the policy

Management report
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
In 2024, the Board of Directors held 7 meetings with 100% of the average attendance rate.

7 meetings (2024)	100% Average attendance rate
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
Separate meetings of independent directors
The independent members of the Board of Directors may
schedule meetings outside the presence of non-independent
directors. Systematic executive sessions take place at the end of each committee and of each board meeting. Nineteen
meetings of the independent directors outside the presence of management were held in 2024.
Annual self-evaluation
The Board of Directors decided in 2008 to start conducting an annual self-evaluation of its functioning in order to identify potential areas for improvement. The first self-evaluation

Management report
process was carried out in early 2009. The self-evaluation
process includes structured interviews between the Lead
Independent Director and each director and covers the overall performance of the Board of Directors, its relations with senior management, the performance of individual directors, and the performance of the committees. The process is supported by
the Company Secretary under the supervision of the Chairman
and the Lead Independent Director. The findings of the self-
evaluation process are examined by the ARCG Committee and
presented with recommendations from the ARCG Committee to
the Board of Directors for adoption and implementation.
Suggestions for improvement of the Board of Directors’ process based on the prior year’s performance and functioning are
implemented during the following year.
The 2024 Board of Directors’ self-evaluation was completed by the Board on February 5, 2025. The Board of Directors was of
the opinion that it and the management had cooperated
successfully during 2024. Strong focus has continued to be
given on health and safety, on environmental matters, on Board succession planning as well as on the operations in India and
Europe. The Board of Directors reviewed the practical
implementation of the governance structure and considered it was working well. The Board set new priorities for discussion and review and identified a number of priority topics for 2025.
The Board of Directors believes that its members have the
appropriate range of skills, knowledge and experience, as well as the degree of perspectives, experiences and background
necessary to enable it to effectively govern the business. The
Board of Directors composition is reviewed on a regular basis and additional skills and experience are actively searched for in line with the expected development of ArcelorMittal’s business as and when appropriate.

Management report
Required skills, experience and other personal characteristics

ArcelorMittal Board Skills Matrix
Director Qualifications	Competencies and relevance to ArcelorMittal	Lakshmi N. Mittal	Aditya Mittal	Vanisha Mittal Bhatia	Karyn Ovelmen	Michel Wurth	Clarissa Lins	Karel de Gucht	Etienne Schneider	Patricia Barbizet	TOTAL
Individuals who have achieved prominence in their fields	Current CEO/Former CEO Experience serving as a CEO or other prominent leader provides unique perspectives to help the Board independently oversee ArcelorMittal's CEO and management and increases understanding and appreciation of the many facets of modern international organizations, including strategic planning, financial reporting and compliance, and risk oversight.	x	x							x	3
Experience and demonstrated expertise in managing large relatively complex organizations, such as CEOs of a significant company or organization with global responsibilities	Large or complex Organizations/Global Business/Industrial Operations Experience Experience leading a large organization or global business provides practical insights on the challenges and opportunities complex businesses encounter in diverse business environments, economic conditions and cultures; having experience with industrial operations assists in understanding the issues that may face ArcelorMittal in its worldwide activities, including maintenance needs, labor relations and regulatory requirements.	x	x	x	x	x	x	x	x	x	9
	Government/Regulatory/Public Policy Experience Experience in government and regulatory affairs is helpful as the steel industry is heavily regulated in countries around the world and changes in public policy could affect ArcelorMittal's business.	x				x	x	x	x		5
Financial or other risk management expertise	Financial Experience An understanding of the reporting responsibilities of public companies and the issues commonly faced by public companies is important in navigating governance issues as they apply to ArcelorMittal.	x	x		x	x				x	5
	Risk Management Experience Experience in effectively identifying, prioritizing and managing a broad spectrum of risks can help the Board in assessing, anticipating and overseeing the Company's management of the risks faced by its various businesses.	x	x		x	x	x			x	6
Experience in managing ESG risks and opportunities including emerging ESG regulations, reporting standards and human rights policies and procedures	Safety, Human Rights & Environment	x	x			x	x	x	x		6
	Climate Change and Decarbonization		x				x	x	x	x	5
Mergers and Acquisitions	Mergers, acquisitions, disposals, joint ventures, private equity and investment experience	x	x	x	x	x		x			6
Experience on one or more boards of significant public organizations	Public Company Board An understanding of the reporting responsibilities of public companies and the issues commonly faced by public companies is important in navigating	x	x	x	x	x	x	x	x	x	9
Industry experience	Industry/Commodity/Cyclical Business experience Understanding the unique challenges of a cyclical or commodity business provides useful insights in assessing business strategies, challenges and opportunities.	x	x	x	x	x	x	x		x	8
Relevant country/regional expertise	Knowledge of the countries in the regions of strategic importance to the Group	x	x	x	x	x	x	x	x	x	9

Management report
Diverse skills, perspectives, knowledge, backgrounds and
experience are required in order to effectively govern a global business the size of the Company’s operations. The Board of
Directors and its committees are therefore required to ensure that the Board has the right balance of skills, experience,
independence and knowledge necessary to perform its role in
accordance with the highest standards of governance.
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
The ARCG Committee ensures that the Board of Directors is
comprised of high-caliber individuals whose background, skills, experience and personal characteristics enhance the overall
profile of the Board and meets its needs by nominating high
quality candidates for election to the Board by the general
meeting of shareholders.
Board profile
The key skills and experience of the directors, and the extent to which they are represented on the Board of Directors and its committees, are set out below. In summary, the non-executive directors contribute:
Renewal
The Board of Directors plans for its own succession, with the assistance of the ARCG Committee. In doing this, the Board of
Directors:
•considers the skills, backgrounds, knowledge, and
experience necessary to allow it to meet the corporate
purpose;
•assesses the skills, backgrounds, knowledge and
experiences currently represented;
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

Management report
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
•comprehensive business briefings intended to provide
the directors with a deeper understanding of the
Company’s activities, environment, key issues and
strategy of the Company’s segments. These briefings
are provided to the Board of Directors by senior
executives, including Executive Office members. The
briefings provided during the course of 2024 covered
many areas. In particular, a strong emphasis has been
given to health and safety processes, fatality
prevention, environment and climate change. Specific
major acquisitions were reviewed. In addition, cyber
security, risk management, corporate responsibility,
carbon reduction strategy in steelmaking, capital
allocation process and strategy were covered.
Business briefings took place at Board and committee
meetings;
•briefing meetings with the Company executives in
charge of specific business segments or markets;
•site visits of directors to plants and R&D centers; and
•development sessions on specific topics of relevance,
such as health and safety, commodity markets, HR,
investor relations, accounting, the world economy,
changes in corporate governance standards, directors’
duties and shareholder feedback.
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
Board of Directors committees
The Board of Directors has three committees:
•the Audit & Risk Committee,
•the ARCG Committee, and
•the Sustainability Committee.
Audit & Risk Committee

4 members (100% independent)	6 meetings (2024)
In 2024, 6 meetings of the Audit & Risk Committee were held
with an attendance rate of 100%.
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

Management report
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
The Audit & Risk Committee must be composed solely of
independent members of the Board of Directors. The members
are appointed by the Board of Directors each year after the
annual general meeting of shareholders. The Audit & Risk
Committee is comprised of four members, all of whom must be
independent under the Company’s corporate governance
guidelines, the NYSE standards as applicable to foreign private issuers and the 10 Principles of Corporate Governance of the
Luxembourg Stock Exchange. The Audit & Risk Committee
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
The Chairwoman of the Audit & Risk Committee is Mrs. Patricia
Barbizet  who is an “audit committee financial expert” as defined by the SEC. Please see “—–Directors and senior management
—–Board of Directors” above for Mrs. Barbizet's experience.
According to its charter, the Audit & Risk Committee is required to meet at least four times a year. The Audit & Risk Committee performs an annual self-evaluation and completed its 2024 self-
evaluation on February 5, 2025. The charter of the Audit & Risk
Committee is available from ArcelorMittal upon request.
Appointments, Remuneration and Corporate Governance
Committee

3 members (100% independent)	7 meetings (2024)
In 2024, 7 meetings of the ARCG Committee were held, with an attendance rate of 100%.
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
The primary function of the ARCG Committee is to assist the
Board of Directors of ArcelorMittal by:
•reviewing and approving corporate and personal goals
and objectives relevant to the compensation of members
of the Executive Office, executive officers and senior
management and evaluating their performance
considering these goals and objectives;
•making recommendations to the Board of Directors on
the Company`s framework of remuneration for the
members of the Executive Office and executive officers
and such other senior executives as the ARCG
Committee may determine;
•approving any contract of employment or related contract
with members of the Executive Office and executive
officers;
•determining the terms of any compensation package in
the event of early termination of the employment contract
of any members of the Executive Office and of the
executive officers;
•making recommendations to the Board of Directors
regarding the content of the Company`s annual report to
shareholders or any regulatory filings that relates to
compensation matters (including ArcelorMittal`s policy on
the compensation of members of the Executive Office
and executive officers, individual remuneration details
and other terms and conditions);
•carrying out an annual performance self-evaluation and a
review of the charter of the ARCG Committee including
additions to the function of the Committee, as may be

Management report
necessary due to changed circumstances or laws or
regulations;
•evaluating and proposing improvements for the induction
program for newly appointed members of the Board of
Directors;
•reviewing and, where necessary, proposing changes to
the chairmanship or membership of any Board
committee;
•making recommendations to the Board of Directors with
respect to trends in Board of Directors' remuneration,
incentive compensation plans and equity-based incentive
plans;
•producing a report on executive compensation to be
included in ArcelorMittal`s annual report;
•identifying candidates qualified to serve as member of the
Board of Directors as per the selection criteria and as
members of the Executive Office, executive officers and
senior managers;
•recommending candidates to the Board of Directors for
appointment by the general meeting of shareholders or,
to the extent permitted by law, for appointment by the
Board of Directors to fulfill interim Board vacancies;
•developing, monitoring and reviewing corporate
governance principles applicable to ArcelorMittal;
•facilitating the evaluation that the Board of Directors will make on the topics covered by ARCG Committee;
•assessing the independence of the members of the
Board of Directors on an annual basis;
•reviewing the succession planning and the executive
development program for the Executive Office and
executive officers;
•reviewing relevant Policies and Procedures relating to
Compliance and Corporate Governance, as needed;
•reviewing employee surveys, as available; and
•reviewing the analysis of proxy advisory firms in the
context of corporate governance compensation.
The ARCG Committee’s principal criteria in determining the
compensation of executives is to encourage and reward
performance that will lead to long-term enhancement of
shareholder value. The ARCG Committee may seek the advice
of outside experts.
The three members of the ARCG Committee are Mrs. Karyn
Ovelmen, Mrs. Clarissa Lins and Mr. Etienne Schneider, each of whom is independent in accordance with the NYSE standards
applicable to foreign private issuers and the 10 Principles of
Corporate Governance of the Luxembourg Stock Exchange.
The Chairwoman of the ARCG Committee is Mrs. Karyn
Ovelmen.
The ARCG Committee is required to meet at least three times a year. The ARCG Committee performs an annual self-evaluation
and completed its 2024 self-evaluation on February 5, 2025.
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
Sustainability Committee

3 members (67% independent)	7 meetings (2024)
In 2024, 7 meetings of Sustainability Committee were held, with an attendance rate of 86%.
The Sustainability Committee ("SC") is comprised of three
members, of whom two are independent. The SC makes
decisions by simple majority with no member having a casting vote.

Management report
The primary function of the SC is to assist the Board of Directors on the following areas:
•review Group level frameworks, policies, standards and
guidelines in sustainability matters;
•review and approve the identification of material
sustainability impacts, risks and opportunities and the
corresponding controls and governance processes to
manage those;
•review the Company's sustainable development plan and
targets and associated management systems and ensure
the Group is well positioned to meet the evolving
expectations of stakeholders, including investors,
customers, regulators, employees, and communities;
•review the effectiveness of the process for assessing and
managing catastrophic risks;
•coordinate the SC’s impact, risk and opportunity
management work with the Audit and Risk Committee, in
relation to reporting to the Board of Directors;
•review the findings of important climate action reports
and the management response;
•support and provide guidance to management in
developing and updating policies and procedures relating
to employee health & safety, environment, climate
change, social and supply chain and other material
sustainability topics;
•review and approve processes to establish effectiveness
of policies, actions, metrics and targets related to
sustainability material risks, impacts and opportunities;
•monitor any current, pending or threatened legal actions
with respect to health and safety, climate change,
environment, social and supply chain and other relevant
sustainability issues;
•review and approve a report on sustainable development
plan to be included in ArcelorMittal’s Annual Report;
•review and recommend to the Board of Directors on the
adequacy of the reporting on sustainability opportunities,
risks, impacts and issues in the annual report,
Sustainability Report, and other relevant public
documents;
•make recommendations to the Board of Directors with
respect to trends in results and programs in all covered
areas;
•make recommendations on material sustainability
impacts, risks and opportunities when overseeing
strategy and decisions on major transactions;
•ensure that the SC Chair (or in her absence, an
alternative member) attends the Company’s annual
general meeting to answer questions concerning
sustainability matters and their development and/or
implementation; and
•oversee any investigation and/or undertake any thorough
analysis which is within its scope.
The three members of the SC are Mrs. Clarissa Lins, Mr.
Etienne Schneider and Mr. Michel Wurth. Mrs. Lins and Mr.
Schneider are independent in accordance with the Company’s
corporate governance guidelines, the NYSE standards and the
10 Principles of Corporate Governance of the Luxembourg
Stock Exchange. The Chairwoman of the SC is Mrs. Lins.
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

Management report
devote to the performance of their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the
head of the legal department or the head of the Global
Assurance department.
Code of Business Conduct
Conduct training is offered throughout ArcelorMittal on a regular basis in the form of face-to-face trainings, webinars and online trainings. Employees are periodically trained about the Code of
Business Conduct in each location where ArcelorMittal has
operations. The Code of Business Conduct is available in the
“Corporate Governance-Compliance and Policies-Code of
Business Conduct” section of ArcelorMittal’s website at
www.arcelormittal.com and has been disseminated through
Company-wide communications.
In addition to the Code of Business Conduct, ArcelorMittal has developed a Human Rights Policy (available in the “Corporate
Governance-Compliance and Policies-Human Rights Policy”
section of ArcelorMittal’s website at www.arcelormittal.com) and a number of other compliance policies in more specific areas, such as antitrust, anti-corruption, economic sanctions, insider dealing and data protection. In all these areas, specifically targeted groups of employees are required to undergo
specialized compliance training. Furthermore, ArcelorMittal’s compliance program also includes a quarterly compliance
certification process covering all business segments and
entailing reporting to the Audit & Risk Committee.
ArcelorMittal intends to disclose any amendment to or waiver from the Code of Business Conduct applicable to any of
ArcelorMittal’s directors, its CEO, CFO or any other person who is an Executive Officer of ArcelorMittal on ArcelorMittal’s website at www.arcelormittal.com.
Process for Handling Complaints on Accounting Matters
As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Anti-Fraud Policy and Code of
Business Conduct encourage all employees to bring such
issues to the Audit & Risk Committee’s attention on a
confidential basis. In accordance with ArcelorMittal’s Anti-Fraud and Whistleblower Policy, concerns with regard to possible fraud or irregularities in accounting, auditing or banking matters or bribery within ArcelorMittal or any of its subsidiaries or other controlled entities may also be communicated through the “—
Corporate Governance—Whistleblower” section of the
ArcelorMittal website at www.arcelormittal.com, where
ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct
are also available in each of the main working languages used within the Group. In recent years, ArcelorMittal has implemented local whistleblowing facilities, as needed.
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
Insider Dealing Regulations
ArcelorMittal has adopted insider trading policies and
procedures (“Insider Dealing Regulations” or "IDR") governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are
reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. IDR are updated when necessary (most recently
in January 2023) and training is conducted throughout the
Group in relation to them. The IDR’s most recent version was updated in light of the new Market Abuse Regulation. IDR are available on ArcelorMittal’s website, www.arcelormittal.com and are attached as Exhibit 11.1 to this annual report.
The IDR apply to the worldwide operations of ArcelorMittal. The compliance and data protection officer of ArcelorMittal is also the IDR compliance officer and answers questions that
members of senior management, the Board of Directors, or
employees may have about the IDR’s interpretation. The IDR
compliance officer maintains a list of insiders as required by
Regulation No 596/2014 of the European Parliament and the
Council dated April 16, 2014 on market abuse or “MAR” and the
Commission Implementing Regulation 2016/347 of 10 March
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

Management report
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
SHAREHOLDERS AND MARKETS
Major shareholders
The following table sets out information as of December 31,
2024 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the
beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Ordinary Shares
	Number	%
Significant Shareholder[1]	340,072,244	39.88%
Treasury Shares[2]	84,263,150	9.88%
Other Public Shareholders	428,474,378	50.24%
Total	852,809,772	100.00%
Of which: Directors and Senior Management[3]	523,326	0.06%
Significant Shareholder voting rights (outstanding shares)		44.25%
1For purposes of this table, ordinary shares owned directly by Mr. Lakshmi N.
Mittal and his wife, Mrs. Usha Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. At December 31,
2024, Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and beneficial ownership (within the meaning set forth in Rule 13d-3 of the Exchange Act), through the Significant
Shareholder, of the outstanding equity of two holding companies that own
ArcelorMittal ordinary shares—Nuavam Investments S.à. r.l. (“Nuavam”) and
Lumen Investments S.à r.l. (“Lumen”). Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 63,658,348
ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 275,840,595 ArcelorMittal ordinary shares. Mr. Lakshmi N. Mittal was the direct owner of 547,801
ArcelorMittal ordinary shares. Mrs. Mittal was the direct owner of 25,500
ArcelorMittal ordinary shares. Mr. Lakshmi N. Mittal, Mrs. Mittal and the
Significant Shareholder shared beneficial ownership of 100% of the outstanding equity of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Lakshmi N. Mittal
was the beneficial owner of 340,046,744 ArcelorMittal ordinary shares, Mrs.
Mittal was the beneficial owner of 339,524,443 ordinary shares, and the
Significant Shareholder (when aggregated with ordinary shares of
ArcelorMittal held directly by Mr. and Mrs. Mittal) was the beneficial owner of
340,072,244 ordinary shares. As of December 31, 2024, 2023 and 2022, the
Significant Shareholder (together with Mr. Lakshmi N. Mittal and Mrs. Mittal)
held 39.88%, 39.87% and 37.65% of the Company’s ordinary shares
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
Aditya Mittal is the direct owner of 352,069 ArcelorMittal ordinary shares, representing less than 0.1% of the ArcelorMittal ordinary shares outstanding and holds PSUs see "Management and
employees—Compensation". As the vesting of PSUs is
dependent on the Company's performance criteria not fully
within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal ordinary shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Lakshmi
N. Mittal and Mrs. Mittal and is CEO and non-independent
director of ArcelorMittal. Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal ordinary shares, representing less than
0.1% of the ArcelorMittal ordinary shares outstanding. Vanisha
Mittal Bhatia is the daughter of Mr. Lakshmi N. Mittal and Mrs.
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

Management report
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
On June 12, 2024, BlackRock, Inc. provided notifications to the
Company stating that it beneficially owned 4.99% of
ArcelorMittal’s issued shares as of June 10, 2024.
On July 8, 2024, BlackRock, Inc. filed a Schedule 13G/A with the U.S. Securities and Exchange Commission stating that it
beneficially owned 41,376,250 shares or 4.9% of ArcelorMittal’s issued shares.
On January 26, 2022, there was a notification from Société
Générale SA stating that it beneficially owned 44,777,728
shares or 4.88% of ArcelorMittal’s issued shares as of January
21, 2022.
These notifications (other than the Schedule 13G filings) are available in the Luxembourg Stock Exchange’s OAM electronic
database on www.bourse.lu and on the Company’s website
corporate.arcelormittal.com under “Investors - Corporate
Governance - Shareholding structure”. The notifications were published in reference to the Luxembourg law and the Grand
Ducal regulation of January 11, 2008, on transparency
requirements for issuers of securities ("Transparency Law") in view of a shareholding notification going above or below the 5%
voting rights threshold. The Schedule 13G filings are available on the website of the U.S. Securities and Exchange
Commission (www.sec.gov).
Under Luxembourg law, the ownership of registered shares is
evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount
paid up on each share in the shareholder register of
ArcelorMittal.
At December 31, 2024, 2,421 shareholders other than the
Significant Shareholder, holding an aggregate of 13,437,354
ArcelorMittal ordinary shares, were registered in ArcelorMittal’s shareholder register, representing approximately 1.58% of the ordinary shares issued (including treasury shares).
At December 31, 2024, there were 141 registered shareholders holding an aggregate of 58,562,475 New York Registry Shares, representing approximately 6.87% of the ordinary shares issued
(including treasury shares). ArcelorMittal’s knowledge of the number of New York Registry Shares held by U.S. holders is
based solely on the records of its New York transfer agent
regarding registered ArcelorMittal ordinary shares.
At December 31, 2024, 451,950,076 ArcelorMittal ordinary
shares were held through the Euroclear/Iberclear clearing
system in The Netherlands, France, Luxembourg and Spain,
representing approximately 53% of the ordinary shares issued
(including treasury shares).
Voting rights
Each share entitles the holder to one vote at the general
meeting of shareholders, and no shareholder benefits from
special voting rights. For more information relating to
ArcelorMittal shares, see “Additional information—Memorandum and Articles of Association—Voting and information rights”.
Management share ownership
As of December 31, 2024, the aggregate beneficial share
ownership of ArcelorMittal directors and senior management (18 individuals) totaled 523,326 ArcelorMittal shares (excluding shares beneficially owned by the Significant Shareholder and
Mr. Lakshmi N. Mittal) representing 0.06% of the total issued share capital of ArcelorMittal. Other than Mr. Lakshmi N. Mittal, each director and member of senior management beneficially
owns less than 1% of ArcelorMittal’s shares. See "—Major
shareholders” for the beneficial share ownership of the
Significant Shareholder, Mr. Lakshmi Mittal, Mr. Aditya Mittal and
Ms. Vanisha Mittal Bhatia.

Management report
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
The following tables summarize outstanding PSUs and RSUs granted to the members of the Executive Office and Executive Officers of
ArcelorMittal for the last five years as of December 31, 2024.

	PSUs granted in 2024	PSUs granted in 2023	PSUs granted in 2022	PSUs granted in 2021
Executive Office	241,856	141,973	141,564	109,143
Term (in years)	3	3	3	3
Vesting date[1]	January 1, 2028	January 1, 2027	January 1, 2026	January 1, 2025
1See “Management and employees—Compensation—Remuneration—Long-term incentives plans”, for vesting conditions.

	RSUs granted in December 2024	PSUs granted in December 2024	RSUs granted in December 2023	PSUs granted in December 2023	RSUs granted in December 2022	PSUs granted in December 2022	PSUs granted in December 2021
CFO and Other Executive Officers	70,400	302,100	54,800	233,100	41,500	113,900	89,200
Term (in years)	3	3	3	3	3	3	3
Vesting date[1]	December 5, 2027	January 1, 2028	December 8, 2026	January 1, 2027	December 13, 2025	January 1, 2026	January 1, 2025
1See note 8.3 to the consolidated financial statements, for vesting conditions.
See note 8.3 of the consolidated financial statements for a
description of ArcelorMittal’s equity-settled share-based
payments to certain employees, including RSUs and PSUs.
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
Memorandum of Understanding
The Memorandum of Understanding entered into in connection
with the Mittal Steel acquisition of Arcelor, certain provisions of which expired in August 2009 and August 2011, is described
under “Additional information—Material contracts—
Memorandum of Understanding”.
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
The parties agreed to renew a limited number of services where expertise and bargaining power created value for each

Management report
party. ArcelorMittal will continue to provide in 2025 (similar to
2024) certain services relating to areas including environmental and technical support.
In the area of research and development at the time of the spin-
off, Aperam entered into a framework agreement with
ArcelorMittal in 2011, and as amended in 2015 to establish a structure for future cooperation in relation to certain ongoing or new research and development programs. Currently, few but
valuable research and development supports are implemented
through this agreement. New exchanges about breakthrough
technologies or possible technical developments interesting
both companies were launched between 2021 and 2024 and are
still ongoing.
In Europe, Aperam purchased most of its electricity and natural gas through energy supply contracts put in place for the period
2014-2020 through ArcelorMittal Energy SCA. Electricity and
natural gas contracts were renewed in 2022 and for 2023 under similar terms and conditions. Electricity and natural gas supplies continued in 2024 under the new conditions described in several new contracts reflecting the supply practices throughout 2024;
contracts were signed in December 2024 effective from January
1, 2024 till January 1, 2026, extendable by mutual agreement between the parties.
Regarding procurement, Aperam still relies on ArcelorMittal
Europe S.A. for supplies and services in relation to the
negotiation of certain contracts with global or large regional suppliers. The Purchasing Services Agreement entered into on
January 25, 2011 has been renewed and remains in force in
relation to the following key categories: operating materials (only hot strip mill), refractory materials, spare parts, sea freight, logistics, industrial products and support services (excluding industrial services). The Purchasing Services Agreement also permits Aperam to avail itself of the services and expertise of
ArcelorMittal for certain capital expenditures.
Another commercial agreement in place between Aperam and
ArcelorMittal Sourcing is effective since January 2020 for the sale of electrodes. Two specific IT service agreements are also in place with Aperam, for the use in Europe and Brazil of Asset
Reliability Maintenance Program ("ARMP") and for the use of
the global wide area network (WAN).
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
ArcelorMittal announced the completion of five consecutive
Programs during 2021 under the authorization given by the
annual general meetings of shareholders held on June 13, 2020 and June 8, 2021. To maintain Significant Shareholder's current level of voting rights as per the Share Repurchase Agreement, in the context of five consecutive Programs, in totality the
Company repurchased, 62.2 million shares from the Significant
Shareholder for $1,878 million.
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

Management report
Paying agents
The paying agent for shareholders who hold shares listed on the
NYSE is Citibank and the paying agent for shareholders who
hold shares listed on Euronext Amsterdam, Euronext Paris, and
Luxembourg Stock Exchange is ABN AMRO.
New York Registry Shares
The Company does not have any American Depositary
Receipts. As described under “Additional information—
Memorandum and Articles of Association—Form and transfer of
shares”, the Company maintains a New York share register with
Citibank, N.A. for its shares that trade on the NYSE. As of
December 31, 2024, 58,562,475 shares (or approximately
6.87% of ArcelorMittal’s total issued shares) were ArcelorMittal
New York Registry Shares. Holders of ArcelorMittal New York
Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Registry Shares,
such as cross-border trades where New York Registry Shares
are cancelled in exchange for shares held in ArcelorMittal’s
European register, or vice-versa. Subject to certain conditions,
Citibank reimburses the Company on an annual basis for
expenses incurred by the Company in relation to the ongoing
maintenance of the New York share facility (e.g., investor
relations expenses, NYSE listing fees, etc.). In 2024, Citibank paid the Company $293,881 in respect of reimbursements of
expenses incurred by the Company in 2024.
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
See under “History and development of the Company—Other
information—Capital return policy”.
In February 2022, the Board of Directors recommended an
increase of the base annual dividend to $0.38/share, from
$0.30/share which was approved on May 4, 2022 at the annual
general meeting of shareholders. The dividend amounted to
$332 million and was paid on June 10, 2022.
In February 2023, the Board of Directors recommended an
increase of the base annual dividend from $0.38/share to $0.44/
share, which was approved on May 2, 2023 at the annual
general meeting of shareholders. The dividend amounted to
$369 million.
In February 2024, the Board of Directors recommended an
increase of the base annual dividend to $0.50/share (from
$0.44/share paid in 2023), which was approved on April 30,
2024 at the annual general meeting of shareholders. The
dividend amounted to $393 million.
In February 2025, the Board of Directors recommended an
increase of the base annual dividend to $0.55/share (from
$0.50/share paid in 2024), subject to the approval of
shareholders at the annual general meeting of shareholders in
May 2025.
Purchases of equity securities by the issuer and affiliated
purchasers
On May 5, 2023, the Company announced a share buyback
program of up to 85 million shares to be completed by May 2025
(subject to market conditions) pursuant to the authorization of the AGM held on May 2, 2023 ("2023 buyback program"), which
remains outstanding as of the date of this annual report. At
December 31, 2024, ArcelorMittal had repurchased
approximately 78.2 million shares representing approximately
92% of the current share buyback program for a total value of
$2.0 billion.
See “Introduction—History and development of the Company—
Additional information”.

Management report
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

Program[1]	2024	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares that may yet be purchased under the Plans or Programs (see above explanations)
2023 buyback program	January 1 - January 31	6,187,597	$27.07	6,187,597	52,561,349
2023 buyback program	February 1 - February 29	6,215,530	$26.80	6,215,530	46,345,819
2023 buyback program	March 1 - March 31	10,121,676	$26.27	10,121,676	36,224,143
2023 buyback program	April 1 - April 30	—	—	—	36,224,143
2023 buyback program	May 1 - May 31	4,300,000	$25.93	4,300,000	31,924,143
2023 buyback program	June 1 - June 30	7,863,499	$23.97	7,863,499	24,060,644
2023 buyback program	July 1 - July 31	4,343,776	$23.02	4,343,776	19,716,868
2023 buyback program	August 1 - August 31	5,866,654	$22.00	5,866,654	13,850,214
2023 buyback program	September 1 - September 30	1,715,641	$22.02	1,715,641	12,134,573
2023 buyback program	October 1 - October 31	—	—	—	12,134,573
2023 buyback program	November 1 - November 30	3,124,103	$24.77	3,124,103	9,010,470
2023 buyback program	December 1 - December 31	2,218,911	$25.06	2,218,911	6,791,559
1.Commencement of 2023 buyback program was announced on May 5, 2023 for up to 85 million shares. The Company repurchased 26.2 million shares in 2023 for an aggregate amount of $652 million. See “Introduction—History and development of the Company—Additional information”. As of December 31, 2024, the 2023 buyback program was not yet completed.

Management report
Share capital
As of December 31, 2024, the Company’s issued share capital
amounted to $303 million, represented by 852,809,772 ordinary shares without nominal value. The Company's issued share
capital changed as described below in 2022 and 2023.
Out of the total of 852,809,772 shares in issue, 84,263,150
shares were held in treasury by ArcelorMittal at December 31,
2024, representing 9.88% of its issued share capital.
The Company’s authorized share capital, including the issued share capital, was $395 million, represented by 1,111,418,599 ordinary shares without nominal value as of December 31,
2024. The Company's authorized share capital changed as
described below in 2022 and 2023.
On May 19, 2023, upon mandatory conversion of the remaining
24,290,025 outstanding mandatorily convertible subordinated
notes issued on May 18, 2020 and due May 18, 2023,
ArcelorMittal delivered a total of 57,057,991 treasury shares (of which 9,396,120 to the Significant Shareholder). See note 11.2 to the consolidated financial statements.
In line with the authorization granted by the EGM of ArcelorMittal shareholders held on May 4, 2022 and May 2, 2023, the Board
of Directors decided to keep the number of treasury shares
within appropriate levels by cancelling:
(i) on January 14, 2022, 45 million treasury shares. As a result of this cancellation, ArcelorMittal had 937,809,772 shares in issue (compared to 982,809,772 before cancellation);
(ii) on May 18, 2022, 60 million treasury shares. As a result of this cancellation, ArcelorMittal had 877,809,772 shares in issue
(compared to 937,809,772 before cancellation); and
(iii) on April 28, 2023, 25 million treasury shares. As a result of such cancellation, ArcelorMittal has 852,809,772 shares in issue
(compared to 877,809,772 before the cancellation).
The cancellations took into account the $1 billion share buyback announced on November 17, 2021, which was completed on
December 28, 2021, the $1 billion share buyback announced on
May 5, 2022, which was completed on June 8, 2022 and the
60,431,380 share buyback announced on July 29, 2022 which
was completed on March 31, 2023.
Over the years, ArcelorMittal has issued equity-settled share-
based payments to certain employees, including stock options, restricted share units and performance share units. See note 8.3 to the consolidated financial statements.
ADDITIONAL INFORMATION
Memorandum and Articles of Association
Below is a summary of ArcelorMittal’s Articles of Association and certain legal provisions and internal policies applicable to
ArcelorMittal. The full text of the Company’s Articles of
Association is also available on www.arcelormittal.com under
“Investors-Corporate Governance-Current-Articles of
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
ABN AMRO assists the Company with certain administrative
tasks relating to the day-to-day administrative management of the shareholders' register. The Company maintains a New York shareholders' register with Citibank, N.A. (located at 388
Greenwich Street, New York, New York 10013) for its New York
Registry Shares that trade on the NYSE with underlying
positions held in Euroclear. As of December 31, 2024,
58,562,475 shares (or approximately 6.87% of ArcelorMittal's total issued shares) were New York Registry Shares.
For more details, see “Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the Securities Exchange

Management report
Act of 1934” as filed under Exhibit 2.2 to this annual report on
Form 20-F.
Issuance and Repurchase of shares
The issuance of shares by ArcelorMittal requires either an
amendment of the Articles of Association approved by an EGM
or a decision of the Board of Directors that is within the limits of the authorized share capital set out in the Articles of Association.
While Luxembourg law prohibits ArcelorMittal from subscribing for its own shares, subject to certain conditions, it can
repurchase its own shares or have another person repurchase
shares on its behalf. For more details, see “Description of the
Registrant’s Securities Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934” as filed under Exhibit 2.2 to this annual report on Form 20-F.
Preemptive rights
Unless limited or canceled by the Board of Directors as
described in the Articles of Association or by an EGM, holders of
ArcelorMittal shares have a pro rata preemptive right to
subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind). For more details, see “Description of the Registrant’s Securities Registered
Pursuant to Section 12 of the Securities Exchange Act of 1934”
as filed under Exhibit 2.2 to this annual report on Form 20-F.
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

Management report
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
The Shareholders’ Rights Law provides that a company’s
articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by
management during the general meeting’s questions and
answers session prior to the vote on the agenda items. Although the Articles of Association do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the
April 30, 2024 general meetings, shareholders could also send questions to the Company in advance by writing to a dedicated
e-mail address indicated in the convening notice. The Company on a best efforts basis provided responses to the questions
during the general meeting Q&A session.
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
Voting and information rights
Each share entitles the shareholder to attend a general meeting of shareholders in person or by proxy and to vote. There are no restrictions on the rights of Luxembourg or non-Luxembourg
residents to vote. For more details, see “Description of the
Registrant’s Securities Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934” as filed under Exhibit 2.2 to this annual report on Form 20-F.
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

Management report
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
The remuneration of the Directors is determined each year by the annual general meeting of shareholders subject to Article 17 of the Articles of Association. The annual shareholders meeting of the Company decides on the directors’ remuneration. The
Executive Chairman is not remunerated for his membership on
the Board of Directors. The remuneration of the Executive
Chairman is determined by the Board’s ARCG Committee,
which consists solely of independent directors. For more
information, see “Management and employees—
Compensation”.
Pursuant to the Shareholders’ Rights Law, the shareholders
must be informed in detail of the remuneration of the members of the Company's Board of Directors and its CEO and the
company's remuneration policy. Companies must prepare a
management remuneration policy describing all components,
criteria, methods and modalities applied to determine the fixed and variable remuneration of such persons. Such remuneration policy must contribute to the Company's business strategy and long-term interests. It must be resubmitted to an advisory vote at the general meeting of shareholders for approval each time
there is a significant change thereto and at least every four years. In addition, companies must prepare a remuneration
report for the annual general meeting on the remuneration and benefits granted to directors, and such remuneration report is required to be submitted for an advisory vote at the general meeting of shareholders each year.
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

Management report
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
Dividends
Except for shares held in treasury by the Company, each
ArcelorMittal share is entitled to participate equally in dividends if and when declared out of funds legally available for such purposes. For more details, see “Description of the Registrant’s
Securities Registered Pursuant to Section 12 of the Securities
Exchange Act of 1934” as filed under Exhibit 2.2 to this annual report on Form 20-F.
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
For more details, see “Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the Securities Exchange
Act of 1934” as filed under Exhibit 2.2 to this annual report on
Form 20-F.
Liquidation, Mandatory bid—squeeze-out right—sell-out right
See “Description of the Registrant’s Securities Registered
Pursuant to Section 12 of the Securities Exchange Act of 1934”
as filed under Exhibit 2.2 to this annual report on Form 20-F.
Disclosure of significant ownership in ArcelorMittal shares
Holders of ArcelorMittal shares and derivatives or other financial instruments linked to ArcelorMittal shares may be subject to the notification obligations of the Luxembourg law of January 11,
2008, as amended, on transparency requirements regarding
information about issuers whose securities are admitted to
trading on a regulated market. For more details, see
“Description of the Registrant’s Securities Registered Pursuant
to Section 12 of the Securities Exchange Act of 1934” as filed under Exhibit 2.2 to this annual report on Form 20-F.
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

Management report
ArcelorMittal’s Insider Dealing Regulations are available on
www.arcelormittal.com under “Investors—Corporate
Governance—Share Transactions by Management”. For more
information, see “Management and employees—Directors and
senior management”. In 2024, eight notifications were received by ArcelorMittal from such persons and filed with the CSSF.
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
Publication of regulated information
Since January 2009, disclosure to the public of “regulated
information” (within the meaning of the Luxembourg
Transparency Law) concerning ArcelorMittal has been made by
publishing the information through the centralized regulated information filing and storage system managed by the
Luxembourg Stock Exchange and accessible in English and
French on www.luxse.com, in addition to the publication by
ArcelorMittal of the information by way of press release. All news and press releases issued by the Company are available
on www.arcelormittal.com in the “News and Media” section.
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

Management report
The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2024.
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

Management report
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
With regard to article 11(1)(i) of the Takeover Law, the 2024
AGM granted the Board of Directors a new share buy-back
authorization whereby the Board of Directors may authorize the acquisition or sale of Company shares including, but not limited to, entering into off-market and over-the-counter transactions and the acquisition of shares through derivative financial
instruments, as well as to enter into cash-settled derivative financial instruments to mitigate the volatility in the share price paid to acquire shares in the Company. Any acquisitions,
disposals, exchanges, contributions or transfers of shares by the
Company or other companies in the ArcelorMittal group must be in accordance with the Luxembourg law of December 23, 2016
on market abuse,  Regulation (EU) No. 596/2014 of the
European Parliament and of the Council of April 16, 2014 on
market abuse and Commission Delegated Regulation (EU) No.
2016/1052 of March 8, 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures  and may be carried out by all
means, on or off-market, including by a public offer to buy-back shares, or by the use of derivatives or option strategies. The fraction of the capital acquired or transferred in the form of a block of shares may amount to the entire program. Such
transactions may be carried out at any time, including during a tender offer period, in accordance with applicable laws and
regulations, including Section 10(b) and Section 9(a)(2) of the
Securities Exchange Act of 1934, as amended (the “Exchange
Act”), and Rule 10b-5 promulgated under the Exchange Act. The authorization is valid until the 2027 AGM, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2027 AGM. Details relating to the repurchase of shares, as approved by the 2024 AGM can be found under "—Memorandum and Articles of Association -
Issuance and Repurchase of shares".
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

Management report
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
Except where specifically described below, this discussion
assumes that ArcelorMittal is not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. See “—
Passive foreign investment company ("PFIC") status”.
(a) Taxation of distributions
Cash distributions made by ArcelorMittal in respect of
ArcelorMittal shares will constitute a taxable dividend when such distribution is actually or constructively received, to the extent such distribution is paid out of the current or accumulated
earnings and profits of ArcelorMittal (as determined under U.S.
federal income tax principles). The amount of any distribution will include the amount of any applicable Luxembourg
withholding tax. To the extent the amount of any distribution received by a U.S. Holder in respect of ArcelorMittal shares exceeds the current or accumulated earnings and profits of
ArcelorMittal, the distribution (1) will be treated as a non-taxable return of the U.S. Holder’s adjusted tax basis in those
ArcelorMittal shares and (2) thereafter will be treated as U.S.-
source capital gain. Because ArcelorMittal does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional
ArcelorMittal shares that are made to U.S. Holders with respect to their ArcelorMittal shares, and that are part of a pro rata distribution to all ArcelorMittal shareholders, generally will not be subject to U.S. federal income tax unless the U.S. Holder has the right to receive cash or property instead, in which case the
U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.
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
Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Subject to
certain exceptions for short-term or hedged positions, dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if (i) the ArcelorMittal shares are readily
tradable on an established securities market in the United
States (such as the New York Stock Exchange) and (ii)
ArcelorMittal is not a Passive foreign investment company
("PFIC") in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2023 and 2024 taxable years, and ArcelorMittal does not expect to be a PFIC for its 2025 taxable year. See “—
Passive foreign investment company ("PFIC") status”.
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
These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in
December 2021, and any Luxembourg tax will need to satisfy
these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii)
consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with
specific requirements set forth in such guidance, the
Luxembourg tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the

Management report
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
Passive foreign investment company (“PFIC”) status
Special U.S. federal income tax rules apply to investors owning stock of a PFIC. ArcelorMittal believes that it was not a PFIC for
U.S. federal income tax purposes with respect to its 2023 and
2024 taxable years, and ArcelorMittal does not expect to be a
PFIC for its 2025 taxable year. This conclusion is based upon an annual analysis of its financial position and an interpretation of the PFIC provisions that ArcelorMittal believes is correct. No assurances can be made, however, that the applicable tax law or relevant factual circumstances will not change in a manner that affects the determination of ArcelorMittal’s PFIC status. If, contrary to the foregoing, ArcelorMittal were classified as a
PFIC, a U.S. Holder would be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any
distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that the
U.S. Holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), and gain that that the U.S. Holder recognizes on the sale of the holder’s shares.
Under these rules (a) the “excess distribution or gain will be allocated”, ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If ArcelorMittal were a PFIC and its shares constitute “marketable stock”, a U.S. Holder may elect to instead be taxed annually on a mark-to-market basis with
respect to its ArcelorMittal shares and generally would not be subject to the PFIC rules described above. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to ArcelorMittal including the availability and consequences of a mark-to-market election with respect to their shares of
ArcelorMittal.
Foreign Financial Asset Reporting
Certain U.S. Holders that own “specified foreign financial
assets” with an aggregate value in excess of U.S.$50,000 on
the last day of the taxable year or U.S.$75,000 at any time
during the taxable year are generally required to file an
information statement along with their tax returns, currently on
Form 8938, with respect to such assets. “Specified foreign
financial assets” include any financial accounts held at a non-
U.S. financial institution, as well as securities issued by a non-
U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to
“specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisers regarding the possible application of these rules, including the application of the rules to their particular
circumstances.
Backup withholding and information reporting
The payment of proceeds received upon the sale, exchange or
redemption of ArcelorMittal shares by U.S. Holders within the
United States (or through certain U.S.-related financial
intermediaries), and dividends on ArcelorMittal shares paid to
U.S. Holders in the United States (or through certain U.S.-
related financial intermediaries), will be subject to information reporting and may be subject to backup withholding unless the
U.S. Holder (1) is an exempt recipient, and establishes that exemption if required or (2) in the case of backup withholding,

Management report
provides an IRS Form W-9 (or an acceptable substitute form)
that contains the U.S. Holder’s taxpayer identification number and that certifies that no loss of exemption from backup
withholding has occurred.
Backup withholding is not an additional tax. The amount of
backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, if any, or as a refund, so long as the required information is properly furnished to the IRS. Holders that are not
"U.S. persons" (as defined in the Code) may need to comply
with certification procedures to establish their non-U.S. status in order to establish an exemption from information reporting and backup withholding.
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

Management report
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
Luxembourg resident corporate holders
For Luxembourg companies, which do not benefit from a special tax regime, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of
7%) for Luxembourg companies with registered office in
Luxembourg City is 24.94% in 2024 (23.87% in 2025). Such
dividends may benefit either from the 50% exemption set forth in
Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income
Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of
ArcelorMittal shares may benefit from the full exemption
provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.
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

Management report
Estate and gift tax
Luxembourg inheritance tax may be levied on the transfer of
ArcelorMittal shares upon the death of a Luxembourg individual.
No Luxembourg inheritance tax is, however, levied on the
transfer of the ArcelorMittal shares upon the death of a holder in cases where the deceased was not a resident of Luxembourg
for inheritance tax purposes.
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
Management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and
operation of the Company’s disclosure controls and procedures
(as defined in Exchange Act Rule 13a-15(e)) as of December
31, 2024. Based upon that evaluation, the Company’s Chief
Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, the Company’s disclosure controls and
procedures were effective.
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
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based upon the
framework in Internal Control—Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the
Treadway Commission (“COSO”).
Based on this assessment, management concluded that
ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2024.
The effectiveness of management’s internal control over
financial reporting as of December 31, 2024 has been audited by the Company’s independent registered public accounting
firm, Ernst & Young S.A., and their report as of March 10, 2025 below expresses an unqualified opinion on the Company’s
internal control over financial reporting.
Remediation of Previously Disclosed Material Weakness
A material weakness is a deficiency, or a combination of
deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or
detected on a timely basis.
As described in ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2023, ArcelorMittal’s
management, with the oversight of the Audit & Risk Committee, concluded that its internal control over financial reporting was not effective as of December 31, 2023 due to a material
weakness that was identified as a result of control deficiencies at one of the Company’s Canadian subsidiaries, with respect to information technology general controls (“ITGCs”) in the areas of user access and program change management over certain
information technology (“IT”) systems that support the
recognition of sales and cost of sales, ineffective business process controls (automated and manual IT-dependent) due to
the dependency on such ITGCs, and other ineffective business process controls supporting the recognition of sales and cost of sales. This material weakness did not result in any material misstatements in the consolidated financial statements.
During the year ended December 31, 2024, ArcelorMittal
implemented a remediation plan to address this material
weakness and to enhance the Company’s control environment.
The remediation plan included the following key actions to
enhance ITGCs and other business process controls supporting

Management report
the recognition of sales and cost of sales: (i) enhanced
identification of IT applications relevant to internal control over financial reporting, (ii) appropriate implementation and operation of ITGCs with a focus on the areas of user access and program change management of certain IT systems that support the
recognition of sales and cost of sales which had a cascading effect on business process controls (automated and manual IT-
dependent), (iii) additional training of Company personnel and
(iv) clear communication of control responsibilities through identification and education of the control owners as well as documentation of the procedure to be followed and the expected outcome.
As a result of these efforts and the control tests performed,
ArcelorMittal’s management concluded that the material
weaknesses had been remediated as of December 31, 2024.
Changes in Internal Control over Financial Reporting
Except as noted in the preceding paragraphs, there have been no changes in the Company’s internal control over financial
reporting that occurred during the year ended December 31,
2024 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of ArcelorMittal
Opinion on Internal Control Over Financial Reporting
We have audited ArcelorMittal and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control
—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion,
ArcelorMittal and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and expressed an unqualified opinion thereon.
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
/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
Luxembourg, Grand Duchy of Luxembourg
March 10, 2025

Management report
Principal accountant fees and services
Ernst & Young S.A. acted as the principal independent
registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2024 and for the fiscal year ended
December 31, 2023. Set forth below is a breakdown of fees for services rendered by the auditor in 2024 and 2023.
Audit Fees. Audit fees for the audits of financial statements in
2024 and 2023 were $26.0 million and $24.2 million,
respectively, and for regulatory filings $0.1 million and $0.1 million in 2024 and 2023, respectively.
Audit-Related Fees. Audit-related fees in 2024 and 2023 were
$0.7 million and $2.5 million, respectively. Audit-related fees include fees for agreed upon procedures for various
transactions or reports.
Tax Fees. Fees relating to tax planning, advice and compliance in 2024 and 2023 were $0.6 million and $1.2 million,
respectively.
All Other Fees. Fees in 2024 and 2023 for all other services were $0.1 million and $0.1 million, respectively. All other fees relate to services not included in the first three categories.
The Audit & Risk Committee has reviewed and approved all of
the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2024 and 2023 within its scope, prior to commencement of the
engagements. None of the services provided in 2024 or 2023
were approved under the de minimis exception allowed under
the Exchange Act.
The Audit & Risk Committee pre-approves all permissible non-
audit service engagements rendered by the principal
independent registered public accounting firm. The Audit & Risk
Committee has delegated pre-approval powers on a case-by-
case basis to the Audit & Risk Committee Chairwoman, for
instances where the Committee is not in session and the
preapproved services are reviewed in the subsequent
Committee meeting.

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

Name of Subsidiary	Abbreviation	Country
North America
ArcelorMittal Dofasco G.P.	ArcelorMittal Dofasco	Canada
ArcelorMittal México S.A. de C.V.	ArcelorMittal Mexico	Mexico
ArcelorMittal Long Products Canada G.P.	ArcelorMittal Long Products Canada	Canada
ArcelorMittal Texas HBI LLC	ArcelorMittal Texas HBI	United States of America

Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Pecém S.A.	ArcelorMittal Pecém	Brazil

Europe
ArcelorMittal France S.A.S.	ArcelorMittal France	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany

Sustainable solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P.	ArcelorMittal Mines and Infrastructure Canada ("AMMC")	Canada
ArcelorMittal Liberia Ltd.	ArcelorMittal Liberia	Liberia
Others
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa

Management report
In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to abbreviations or terms shown below have the following definitions:

ARS	Argentine Peso, the official currency of Argentina	INR	Indian rupee, the official currency of India
Articles of Association	the amended and restated articles of association of ArcelorMittal, dated April 28, 2023 filed as Exhibit 1.1 hereto.	Iron pellets	agglomerated ultra-fine iron ore particles of a size and quality suitable for use in steel-making processes
AUD$ or AUD	Australian dollars, the official currency of Australia	Kilometers	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or 1000 in meters, each of which equals approximately 3.28 feet
Brownfield project	the expansion of an existing operation	KZT	the Kazakhstani tenge, the official currency of Kazakhstan
C$ or CAD	Canadian dollars, the official currency of Canada	Metallurgical coal	a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection (“PCI”) process
Executive Office	the Executive Chairman, Mr. Lakshmi N. Mittal and Chief Executive Officer, Mr. Aditya Mittal	PLN	Polish złoty, the official currency of Poland
CIS	the countries of the Commonwealth of Independent States	Production capacity	the annual production capacity of plant and equipment based on existing technical parameters as estimated by management
CNY	Chinese yuan, the official currency of China	Ps or MXN	the Mexican peso, the official currency of the United Mexican States
Coking coal	coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process	Real, reais or R$	Brazilian reais, the official currency of Brazil
Crude steel	the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters	ROM	run of mine - mined iron ore or coal to be fed to a preparation and/or concentration process
Downstream
finishing operations: flat products - the process after
the production of hot-rolled coil/plates, and long
products - the process after the production of
blooms/billets (including production of bars, wire
rods, SBQ, etc.)
		Sales	include shipping and handling fees and costs billed to a customer in a sales transaction
DMTU or dmtu	dry metric tonne unit	SBQ	special bar quality steel, a high-quality long product
DRI	direct reduced iron, a metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production	Significant Shareholder	HSBC Trustee (C.I.) Limited as trustee of a fully discretionary trust of which Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are beneficiaries
Energy coal	coal used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal	UAH	Ukrainian hryvnia, the official currency of Ukraine
Euro, euros, EUR or €	the official currency of the European Union (“EU”) member states participating in the European Monetary Union	US$, $, dollars, USD or U.S. dollar	United States dollar, the official currency of the United States
Sinter	a metallic input used in the blast furnace steel- making process, which aggregates fines, binder and other materials into a coherent mass by heating without melting	Upstream	operations that precede downstream steel-making, coking coal, coke, sinter, DRI, blast furnace, basic oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill
Spanish Stock Exchanges	the stock exchanges of Madrid, Barcelona, Bilbao and Valencia	Wet recoverable	a quantity of iron ore or coal recovered after the material from the mine has gone through a preparation and/or concentration process excluding drying
Steel products	finished and semi-finished steel products, and exclude raw materials (including those described under “upstream” below), direct reduced iron (“DRI”), hot metal, coke, etc.	ZAR	South African rand, the official currency of the Republic of South Africa
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
LTIFR
Lost Time Injury Frequency Rate ("LTIFR") defined
as Lost Time Injuries ("LTI") per 1,000,000 worked
hours (own personnel and contractors); a LTI is an
incident that causes an injury that prevents the
person from returning to his/her next scheduled
shift or work period

Proven mineral reserve	is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Exhibits
EXHIBIT INDEX

Exhibit	Description
Number

1.1*
Amended and Restated Articles of Association of ArcelorMittal dated April 28, 2023 (filed as Exhibit 1.1 to the annual report on Form
20-F filed on February 28, 2024) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342924000005/
a2023exhibit11.htm

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
4.1*
Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat
International Investments S.L.) and Mr. Lakshmi N. Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form
20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference herein) and available at: https://
www.sec.gov/Archives/edgar/data/1041989/000095012305003893/y07225exv4w3.txt.

4.2*
Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal
(filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29,
2006, and incorporated by reference herein) and available at: https://www.sec.gov/Archives/edgar/
data/1041989/000090342306000774/mittal6k-ex991_0629.htm.

4.3*
Supplemental Terms for 2018-2019 to the GMB PSU Plan effective May 9, 2018 (filed as Exhibit 4.13 to the annual report on Form
20-F filed on February 25, 2019) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342919000005/
a2018exhibit413.htm.

4.4*
Supplemental Terms for 2018-2019 to the ArcelorMittal Equity Incentive Plan effective May 9, 2018 (filed as Exhibit 4.14 to the annual report on Form 20-F filed on February 25, 2019) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342919000005/a2018exhibit414.htm.

4.5*
Supplemental Terms for 2019-2020 Group Management Board Performance Share Units Plan effective December 12, 2019  (filed as Exhibit 4.14 to the annual report on Form 20-F filed on March 3, 2020) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342920000004/a2019exhibit414.htm.

4.6*
Supplemental Terms for 2019-2020 Performance Share Units effective December 12, 2019 (filed as Exhibit 4.15 to the annual report on Form 20-F filed on March 3, 2020) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342920000004/a2019exhibit415.htm.

4.7*
Supplemental Terms for 2020-2021 Group Management Board Performance Share Units Plan effective December 12, 2020  (filed as Exhibit 4.13 to the annual report on Form 20-F filed on March 8, 2021) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342921000004/a2020exhibit413.htm.

4.8*
Supplemental Terms for 2020-2021 Restricted Share Units and Performance Share Units effective December 12, 2020 (filed as
Exhibit 4.14 to the annual report on Form 20-F filed on March 8, 2021) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342921000004/a2020exhibit414.htm.

4.9*
Supplemental Terms for 2021-2022 Group Management Board Performance Share Units Plan effective June 8, 2021 (filed as
Exhibit 4.13 to the annual report on Form 20-F filed on March 11, 2022) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342922000009/a2021exhibit413.htm.

4.10*
Supplemental Terms for 2021-2022 Restricted Share Units and Performance Share Units effective June 8, 2021 (filed as Exhibit
4.14 to the annual report on Form 20-F filed on March 11, 2022) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342922000009/a2021exhibit414.htm.

4.11*
ArcelorMittal Equity Incentive Plan effective June 8, 2021 (filed as Exhibit 4.15 to the annual report on Form 20-F filed on March 11,
2022) and available at https://www.sec.gov/Archives/edgar/data/1243429/000124342922000009/a2021exhibit415.htm.

4.12*
Supplemental Terms for 2022-2023 Group Management Board Performance Share Unit Plan effective May 04, 2022 (filed as
Exhibit 4.13 to the annual report on Form 20-F filed on March 8, 2023) and available at  https://www.sec.gov/Archives/edgar/
data/1243429/000124342923000005/a2022exhibit413final.htm.

4.13*
Supplemental Terms for 2022-2023 Restricted Share Units and Performance Share Units effective May 04, 2022 (filed as Exhibit
4.14 to the annual report on Form 20-F filed on March 8, 2023) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342923000005/a2022exhibit414.htm.

4.14*
Supplemental Terms for 2023-2024 Restricted Share Units and Performance Share Units effective May 02, 2023 (filed as Exhibit
4.15 to the annual report on Form 20-F filed on February 28, 2024) and available at https://www.sec.gov/Archives/edgar/
data/1243429/000124342924000005/a2023exhibit415.htm.

4.15	Supplemental Terms for 2024-2025 Restricted Share Units and Performance Share Units effective April 30, 2024 and filed as Exhibit 4.15.
4.16	Supplemental Terms for 2024-2025 Executive Office Performance Share Units Plan effective April 30, 2024 and filed as Exhibit 4.16.
8.1	List of Principal Subsidiaries available at Exhibit 8.1.
11.1	Insider Dealing Regulations available at Exhibit 11.1.

12.1	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act and available at Exhibit 12.1.
13.1
Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange
Act and Section 1350 of Chapter 63 of Title 18 of the United States Code and available at Exhibit 13.1.

15.1	Consent of Ernst & Young S.A. available and at Exhibit 15.1.
15.2	Mining consents for ArcelorMittal Mining Canada G.P. and available at Exhibit 15.2
15.3	Mining consents for Baffinland and available at Exhibit 15.3
15.4	Mining consent for Bosnia and available at Exhibit 15.4
15.5	Mining consents for Brazil and available at Exhibit 15.5
15.6	Mining consents for India and available at Exhibit 15.6
15.7	Mining consents for Liberia and available at Exhibit 15.7
15.8	Mining consent for Mexico (excluding Peña Colorada) and available at Exhibit 15.8
15.9	Mining consent for Peña Colorada and available at Exhibit 15.9
15.10	Mining consent for South Africa and available at Exhibit 15.10
15.11	Mining consents for Ukraine iron ore operations and available at Exhibit 15.11
97.1*
Compensation recovery policy (filed as Exhibit 97.1 to the annual report on Form 20-F filed on February 28, 2024) and available at
https://www.sec.gov/Archives/edgar/data/1243429/000124342924000005/a2023exhibit971.htm

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

*Previously filed

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: March 10, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of ArcelorMittal
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the Company) as of
December 31, 2024 and 2023, the related consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the
"consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the
International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB),
the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control —
Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) and our report dated March 10, 2025 expressed an unqualified opinion thereon.
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

            Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

Description of the Matter
The goodwill, property, plant and equipment (“PP&E”) and intangible assets balances of the
Company as of December 31, 2024, were $3,605 million, $33,311 million and $848 million, respectively.
As explained in Note 5.3 to the consolidated financial statements, the Company reported no impairment of goodwill, while an impairment of $116 million was recognized for PP&E during
2024.
As explained in Note 5.3 to the consolidated financial statements, the Company’s evaluation of goodwill for impairment at the group of cash-generating units (“GCGU”) level, and PP&E as part of the relevant CGU, involves a comparison of the recoverable amount of each GCGU or
CGU to the carrying amount. Key assumptions that had a significant impact on the Company’s estimate of the recoverable amounts of GCGUs and CGUs, (“the Relevant GCGUs and
CGUs”), included future volumes of shipments, future selling prices, variable costs and discount rate. Changes in these assumptions could have a significant impact on the recoverable amount of a GCGU or CGU. There are significant judgments made by management to estimate these assumptions, including as it relates to the impact of the war in
Ukraine, both specifically on the Company’s Ukrainian operations, and more broadly, the impact of the war on the level of uncertainty associated with these assumptions. Furthermore, there are significant judgments made by management to assess the existence of impairment reversal indicator. When such indicator is identified, management also performs an estimate of the recoverable amount of the impaired assets.
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

                                      Recoverability of Deferred Tax Assets (“DTAs”)

Description of the Matter
The DTA balance as of December 31, 2024, was $8,942 million, which is primarily related to the ArcelorMittal S.A. (parent company) tax integration. As explained in Note 10.4 to the consolidated financial statements, ArcelorMittal S.A. has DTAs primarily related to tax losses and other tax benefits carried forward. Under current tax law in Luxembourg, tax losses accumulated before January 1, 2017, do not expire and are recoverable against future taxable income. The assessment of the likelihood of future taxable profits being available, and specifically the length of the forecast periods utilized, requires significant management judgment.
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
To test the recoverability of DTAs, among other procedures, we compared the projections of future taxable income with the actual results of prior periods and, separately, against other forecasted financial information prepared by the Company, such as that used in estimating the recoverable amounts of the Relevant GCGUs and CGUs as described in the ‘Impairment of
Goodwill, Intangible Assets and Property, Plant and Equipment’ critical audit matter above. We assessed the Company’s evaluation of the length of the forecast periods to utilize the DTA by independently developing a reasonable range of point estimates and comparing to management’s estimate. Additionally, we tested the completeness and accuracy of the existing intragroup loan and external debt agreements used by management to forecast financial income, the primary input to future taxable income, and we performed sensitivity analyses over this forecast. Where relevant and with the assistance of our tax professionals, we also evaluated management’s proposed tax planning strategies.
We also evaluated the adequacy of the disclosures in Note 10.4 of the consolidated financial statements in respect of ArcelorMittal S.A.’s DTAs.

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
We have served as the Company’s auditor since 2022.
Luxembourg, Grand Duchy of Luxembourg
March 10, 2025

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Operations
(millions of U.S. dollar, except share and per share data)

		Year ended December 31,
	Notes	2024	2023	2022
Sales	4.1 and 12.1	62,441	68,275	79,844
(including 7,765, 8,825 and 9,744 of sales to related parties for 2024, 2023 and 2022, respectively)
Cost of sales	4.2 and 12.2	56,653	63,538	67,309
(including 1,998, 2,049 and 2,300 of purchases from related parties for 2024, 2023 and 2022, respectively)
Gross margin		5,788	4,737	12,535
Selling, general and administrative expenses		2,478	2,397	2,263
Operating income		3,310	2,340	10,272
Income from investments in associates, joint ventures and other investments	2.6	779	1,184	1,317
Impairment of investments in associates, joint ventures and other investments	2.4.4 and 2.6	—	(1,405)	—
Financing costs - net	6.2	(1,174)	(859)	(334)
Income before taxes		2,915	1,260	11,255
Income tax expense	10.1	1,535	238	1,717
Net income (including non-controlling interests)		1,380	1,022	9,538
Net income attributable to equity holders of the parent		1,339	919	9,302
Net income attributable to non-controlling interests		41	103	236
Net income (including non-controlling interests)		1,380	1,022	9,538

		Year ended December 31,
		2024	2023	2022
Earnings per common share (in U.S. dollar)
Basic		1.70	1.09	10.21
Diluted		1.69	1.09	10.18
Weighted average common shares outstanding (in millions)	11.3
Basic		788	842	911
Diluted		791	845	914
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Other Comprehensive Income
(millions of U.S. dollar, except share and per share data)

	Year ended December 31,
	2024		2023		2022
Net income (including non-controlling interests)		1,380		1,022		9,538
Items that can be recycled to the consolidated statements of operations
Derivative financial instruments:
(Loss) gain arising during the period	(297)		(461)		1,664
Reclassification adjustments for loss (gain) included in the consolidated statements of operations and financial position (basis adjustments)	(415)		15		(1,899)
	(712)		(446)		(235)
Exchange differences arising on translation of foreign operations:
(Loss) gain arising during the period	(3,325)		1,013		(1,630)
Reclassification adjustments for loss included in the consolidated statements of operations	—		1,469		—
	(3,325)		2,482		(1,630)
Share of other comprehensive income related to associates and joint ventures
(Loss) gain arising during the period	(557)		(111)		46
Reclassification adjustments for gain included in the consolidated statements of operations and financial position (basis adjustments)	(111)		(479)		(506)
	(668)		(590)		(460)
Income tax benefit (expense) related to components of other comprehensive income that can be recycled to the consolidated statements of operations	103		16		(112)
Items that cannot be recycled to the consolidated statements of operations
Investments in equity instruments at FVOCI:
Gain (Loss) arising during the period	10		(113)		(27)
Share of other comprehensive gain (loss) related to associates and joint ventures	19		5		(25)
	29		(108)		(52)
Employee benefits - Recognized actuarial gain (loss)	117		(103)		815
Share of other comprehensive (expense) income related to associates and joint ventures	(7)		5		32
	110		(98)		847
Income tax (expense) benefit related to components of other comprehensive income (loss) that cannot be recycled to the consolidated statements of operations	(17)		18		(193)
Total other comprehensive (loss) income	(4,480)		1,274		(1,835)
Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(4,390)		1,258		(1,785)
Non-controlling interests	(90)		16		(50)
Total other comprehensive (loss) income		(4,480)		1,274		(1,835)
Total comprehensive (loss) income		(3,100)		2,296		7,703
Total comprehensive income attributable to:
Equity holders of the parent		(3,051)		2,177		7,517
Non-controlling interests		(49)		119		186
Total comprehensive (loss) income		(3,100)		2,296		7,703

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Financial Position
(millions of U.S. dollar, except share and per share data)

		December 31,
	Notes	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	6.1.3	6,400	7,686
Restricted cash	6.1.3	84	97
Trade accounts receivable and other (including 322 and 372 from related parties at December 31, 2024 and 2023, respectively)	4.3 and 12.1	3,375	3,661
Inventories	4.4	16,501	18,759
Prepaid expenses and other current assets	4.5	3,022	3,037
Total current assets		29,382	33,240
Non-current assets:
Goodwill and intangible assets	5.1 and 5.3	4,453	5,102
Property, plant and equipment and biological assets	5.2, 5.3 and 7	33,311	33,656
Investments in associates and joint ventures	2.4	11,420	10,078
Other investments	2.5	299	513
Deferred tax assets	10.4	8,942	9,469
Other assets	4.6	1,578	1,859
Total non-current assets		60,003	60,677
Total assets		89,385	93,917

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6.1.2.1 and 7	2,748	2,312
Trade accounts payable and other (including 291 and 360 to related parties at December 31, 2024 and 2023, respectively)	4.7 and 12.2	12,921	13,605
Short-term provisions	9.1	938	588
Accrued expenses and other liabilities	4.8	4,738	4,967
Income tax liabilities		480	297
Total current liabilities		21,825	21,769
Non-current liabilities:
Long-term debt, net of current portion	6.1.2.2 and 7	8,815	8,369
Deferred tax liabilities	10.4	2,338	2,432
Deferred employee benefits	8.2	2,338	2,741
Long-term provisions	9.1	1,361	1,477
Other long-term obligations	9.2	1,422	1,061
Total non-current liabilities		16,274	16,080
Total liabilities		38,099	37,849

Contingencies and commitments	9.3 and 9.4
Equity:	11
Common shares (no par value, 1,111,418,599 and 1,111,418,599 shares authorized, 852,809,772 and 852,809,772 shares issued, and 768,546,622 and 819,271,756 shares outstanding at December 31, 2024 and 2023, respectively)		303	303
Treasury shares (84,263,150 and 33,538,016 common shares at December 31, 2024 and 2023, respectively, at cost)		(2,117)	(849)
Additional paid-in capital		27,190	27,185
Retained earnings		47,254	46,264
Reserves		(23,407)	(18,942)
Equity attributable to the equity holders of the parent		49,223	53,961
Non-controlling interests		2,063	2,107
Total equity		51,286	56,068
Total liabilities and equity		89,385	93,917
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Changes in Equity
(millions of U.S. dollar, except share and per share data)

							Reserves
							Items that can be recycled to the Consolidated Statements of Operations		Items that cannot be recycled to the Consolidated Statements of Operations
	Shares[1]	Share Capital	Treasury Shares	Mandatorily Convertible Notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments relating to CFH	Unrealized Gains (Losses) on Investments in Equity Instruments at FVOCI	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non- controlling interests	Total Equity
Balance at December 31, 2021	911	350	(2,186)	509	31,803	36,702	(18,244)	2,690	499	(3,017)	49,106	2,238	51,344
Net income (including non-controlling interests)	—	—	—	—	—	9,302	—	—	—	—	9,302	236	9,538
Other comprehensive income (loss)	—	—	—	—	—	—	(2,575)	215	(52)	627	(1,785)	(50)	(1,835)
Total comprehensive income (loss)	—	—	—	—	—	9,302	(2,575)	215	(52)	627	7,517	186	7,703
Cancellation of shares	—	(38)	3,201	—	(3,163)	—	—	—	—	—	—	—	—
Recognition of share-based payments	1	—	27	—	11	—	—	—	—	—	38	—	38
Share buyback	(107)	—	(2,937)	—	—	—	—	—	—	—	(2,937)	—	(2,937)
Dividend	—	—	—	—	—	(332)	—	—	—	—	(332)	(304)	(636)
Put option ArcelorMittal Texas HBI	—	—	—	—	—	(177)	—	—	—	—	(177)	—	(177)
Non-controlling interests relating to acquisitions	—	—	—	—	—	—	—	—	—	—	—	233	233
Capital increase ArcelorMittal Liberia	—	—	—	—	—	(45)	—	—	—	—	(45)	45	—
Other movements	—	—	—	—	—	(8)	—	—	(10)	—	(18)	40	22
Balance at December 31, 2022	805	312	(1,895)	509	28,651	45,442	(20,819)	2,905	437	(2,390)	53,152	2,438	55,590
Net income (including non-controlling interests)	—	—	—	—	—	919	—	—	—	—	919	103	1,022
Other comprehensive income (loss)	—	—	—	—	—	—	2,378	(927)	(108)	(85)	1,258	16	1,274
Total comprehensive income (loss)	—	—	—	—	—	919	2,378	(927)	(108)	(85)	2,177	119	2,296
Cancellation of shares (note 11.1)	—	(9)	664	—	(655)	—	—	—	—	—	—	—	—
Conversion of mandatorily convertible notes (note 11.2)	57	—	1,534	(509)	(794)	—	—	—	—	—	231	—	231
Recognition of share-based payments (note 8.3)	2	—	56	—	(17)	—	—	—	—	—	39	—	39
Share buyback (note 11.1)	(45)	—	(1,208)	—	—	—	—	—	—	—	(1,208)	—	(1,208)
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	(369)	—	—	—	—	(369)	(151)	(520)
Disposal of Erdemir shares (note 2.5)	—	—	—	—	—	333	—	—	(333)	—	—	—	—
Early redemption of mandatory convertible bonds (note 11.2)	—	—	—	—	—	(24)	—	—	—	—	(24)	(291)	(315)
Mandatorily convertible bond extension (note 11.2)	—	—	—	—	—	—	—	—	—	—	—	(32)	(32)
Capital increase ArcelorMittal Liberia (note 11.5.1)	—	—	—	—	—	(15)	—	—	—	—	(15)	15	—
Other movements	—	—	—	—	—	(22)	—	—	—	—	(22)	9	(13)
Balance at December 31, 2023	819	303	(849)	—	27,185	46,264	(18,441)	1,978	(4)	(2,475)	53,961	2,107	56,068
Net income (including non-controlling interests)	—	—	—	—	—	1,339	—	—	—	—	1,339	41	1,380
Other comprehensive (loss) income	—	—	—	—	—	—	(3,855)	(657)	29	93	(4,390)	(90)	(4,480)
Total comprehensive (loss) income	—	—	—	—	—	1,339	(3,855)	(657)	29	93	(3,051)	(49)	(3,100)
Recognition of share-based payments (note 8.3)	2	—	32	—	5	—	—	—	—	—	37	—	37
Share buyback (note 11.1)	(52)	—	(1,300)	—	—	—	—	—	—	—	(1,300)	—	(1,300)
Dividend (notes 11.4 and 11.5)	—	—	—	—	—	(393)	—	—	—	—	(393)	(192)	(585)
Disposal of Erdemir shares (note 2.5)	—	—	—	—	—	75	—	—	(75)	—	—	—	—
Increase in non-controlling interests in Finocas NV ( (note 11.5.2)	—	—	—	—	—	—	—	—	—	—	—	172	172
Capital increase ArcelorMittal Liberia (note 11.5.1)	—	—	—	—	—	(30)	—	—	—	—	(30)	30	—
Other movements	—	—	—	—	—	(1)	—	—	—	—	(1)	(5)	(6)
Balance at December 31, 2024	769	303	(2,117)	—	27,190	47,254	(22,296)	1,321	(50)	(2,382)	49,223	2,063	51,286
1. Amounts are in millions of shares (treasury shares are excluded).
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements
ArcelorMittal and Subsidiaries
Consolidated Statements of Cash Flows
(millions of U.S. dollar, except share and per share data)

		Year ended December 31,
	Notes	2024	2023	2022
Operating activities:
Net income (including non-controlling interests)		1,380	1,022	9,538
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	5.1 and 5.2	2,632	2,675	2,580
Impairment charges	5.3	116	1,038	1,026
Bargain purchase gain	2.2.4	—	—	(100)
Interest expense	6.2	510	715	401
Interest income	6.2	(400)	(570)	(188)
Income tax expense	10.1	1,535	238	1,717
Net loss on disposal of subsidiaries	2.3	—	1,469	—
Income from investments in associates, joint ventures and other investments	2.6	(779)	(1,184)	(1,317)
Impairment on investments in associates, joint ventures and other investments	2.6	—	1,405	—
Provision on pensions and other post-employment benefits	8.2	166	249	176
Unrealized foreign exchange effects		639	409	(82)
Write-downs of inventories to net realizable value, provisions and other non-cash operating expenses net	4.4	592	(400)	414
Changes in assets and liabilities that provided (required) cash, net of acquisitions and disposals:
Trade accounts receivable and other	4.1	(192)	307	1,133
Inventories	4.4	238	1,568	(2,062)
Trade accounts payable and other	4.7	56	(271)	(294)
VAT and other amounts (paid) received to/from public authorities		(204)	9	(410)
Other working capital and provisions movements		(287)	110	608
Interest paid		(799)	(788)	(440)
Interest received		358	553	178
Income taxes paid		(763)	(977)	(2,940)
Dividends received from associates, joint ventures and other investments		295	316	493
Cash contributions to plan assets and benefits paid for pensions and other post-employment benefits	8.2	(241)	(248)	(228)
Net cash provided by operating activities		4,852	7,645	10,203
Investing activities:
Purchase of property, plant and equipment and intangibles		(4,405)	(4,613)	(3,468)
Disposals of net assets of subsidiaries, net of cash disposed of nil, 24 and nil in 2024, 2023 and 2022, respectively	2.3	—	254	—
Acquisitions of net assets of subsidiaries, net of cash acquired of 249, 4 and 39 in 2024, 2023 and 2022, respectively	2.2.4	(184)	(2,524)	(939)
Disposals of property, plant and equipment and intangibles	5.1 and 5.2	568	718	95
Acquisition of associates and joint ventures	2.4	(1,168)	(73)	—
Proceeds from repayment of a loan in connection with the sale of ArcelorMittal Temirtau	2.3.1	111	—	—
(Acquisitions) disposals of financial assets	2.5	216	560	(32)
Other investing activities net		(125)	(170)	(139)
Net cash used in investing activities		(4,987)	(5,848)	(4,483)
Financing activities:
Payments from mandatorily convertible subordinated notes/ mandatorily convertible bonds	11.2	—	(340)	—
Transactions with non-controlling interests	11.5.2	172	—	—
Proceeds from short-term debt	6.1.3	257	218	434
Proceeds from long-term debt	6.1.3	2,227	134	3,893
Payments of short-term debt	6.1.3	(1,192)	(1,670)	(1,044)
Payments of long-term debt	6.1.3	(61)	(16)	—
Share buyback	11.1	(1,300)	(1,208)	(2,937)
Dividends paid (includes 187, 162 and 331 of dividends paid to non-controlling shareholders in 2024, 2023 and 2022, respectively)		(580)	(531)	(663)
Payment of principal portion of lease liabilities and other financing activities	6.1.3	(203)	(253)	(160)
Net cash used in financing activities		(680)	(3,666)	(477)
Net (decrease) increase in cash and cash equivalents		(815)	(1,869)	5,243
Effect of exchange rate changes on cash		(471)	255	(158)
Cash and cash equivalents:
At the beginning of the year		7,686	9,300	4,215
At the end of the year		6,400	7,686	9,300
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
Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “operating
subsidiaries”. These consolidated financial statements were
authorized for issuance on March 10, 2025 by the Company’s
Board of Directors.
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
1.2 Climate change disclosures
The Company continues to develop its assessment of the
potential impacts of climate change and the transition to a low carbon economy and has considered such impacts when
preparing its consolidated financial statements. ArcelorMittal's decarbonization strategy aims to achieve carbon neutrality by
2050 in line with the United Nations' Paris agreement. The
Company had previously announced the intention to invest in
lower carbon emissions “hydrogen ready” DRI-EAF facilities to replace several blast furnaces across its European business, as a key strategic first step towards reducing emissions. In all cases, the host countries offered funding support for these
projects, with the approval of the European Commission. These projects were premised on a favorable combination of policy, technology and market developments that would facilitate
decarbonization investment by helping offset the significantly higher capital and operating costs that this transition strategy would involve. This included being able to use natural gas until green hydrogen became competitive. However European policy,
energy and market environments have not moved in a favorable direction. Green hydrogen is evolving very slowly towards being a viable fuel source and natural gas based DRI production in
Europe is not yet competitive as an interim solution.
Furthermore, there are significant weaknesses in the carbon
border adjustment mechanism ("CBAM"), trade protection
measures need strengthening in response to increasing imports due to China overcapacity, and there is limited willingness
among customers to pay premiums for low-carbon emissions
steel. Before taking final investment decisions, ArcelorMittal considers that it is necessary to have full visibility on the policy environment that will ensure higher cost steelmaking can be
competitive in Europe without a global carbon price. It expects several important developments in 2025, including the
scheduled review of the CBAM, an anticipated review of the
steel safeguards, and the publication of the Steel and Metals
Action Plan. When complete, these initiatives will provide the parameters needed to shape the business case for
decarbonization investments in Europe. In the meantime,
ArcelorMittal is continuing with engineering work, as well as analyzing a phased approach that would first start with
constructing EAFs, which can also be fed with scrap steel to significantly reduce emissions.
In May 2024, ArcelorMittal started the construction of an EAF for long products at its Gijón plant, which is expected to produce its first heat in the first quarter of 2026. This investment of €213 will be the first major EAF project to be implemented within the
Company’s decarbonization program in Europe and will
constitute the first step towards low-carbon emissions
steelmaking in Asturias. The new facility will have an annual production capacity of 1.1 million tonnes of semi-finished steel products, which will be supplied to the rail and wire-rod mills at the plant. Initially, steel production through the new EAF will lead to a reduction in CO2 emissions of over 35%; the reduction in emissions could reach 1 million tonnes of CO2 equivalent a year once the transition phase has been completed.
The longer timeline required for final investment decisions will not impact the Company’s ability to meet customer demand for low-carbon emissions steel. There has been good progress with the Company's efforts to increase production to 1.6 million
tonnes by 2026 at its flat products plant in Sestao where it has two EAFs and where much of this production will be low-carbon emissions steel. Longer term, the Company remains committed
to all technologies that offer the potential to take steelmaking to near-zero. This includes carbon capture utilization and storage
("CCUS"), although like green hydrogen, this technology is likely to only make a meaningful difference after 2030. It already has one industrial scale CCU facility operational at its plant in Ghent,
Belgium, and a further two pilot projects underway in Ghent (see below).

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The Company's decarbonization roadmap also includes the
following sets of actions and initiatives that acts as stepping-
stones toward the goal of achieving net-zero carbon emissions by 2050:
•Increasing the proportion of scrap used in the steelmaking
process: the Company can increase the use of low-quality
scrap in the BF-BOF steelmaking process by improving
steel scrap sorting and classification, installing scrap pre-
melting technology, and adjusting the steelmaking process
to accommodate scrap. Since 2022, the Company has
completed the acquisition of three specialist scrap metal
recyclers as the Company continually seeks to enhance its
ability to source scrap steel (see note 2.2.4).
•Transforming the energy used in the steelmaking process:
this is expected to involve shifting to one or a combination of three alternatives: clean electricity (which could be in the form of green hydrogen), CCU coupled with CCS to ensure
no carbon is emitted, and use of circular carbon either
through natural or synthetic carbon cycles. In November
2023, industrial production of ethanol commenced at
ArcelorMittal’s commercial flagship CCU facility in Ghent,
Belgium. The €200 million Steelanol facility is a first of its kind for the European steel industry, deploying technology
developed by leading carbon utilization company
LanzaTech. This facility captures carbon-rich waste gases
from steelmaking and biologically convert them into
advanced ethanol through LanzaTech’s biobased process.
•Investing in clean electricity used in the steelmaking
process: The Company plans to look for more and varied
opportunities in the renewables sector to provide sufficient access to clean energy at affordable prices, purchase
renewable energy certificates and make more use of direct
power purchase agreements with suppliers from
renewables projects. In June 2024, the ‘round the clock’
renewable energy project between ArcelorMittal and
Greenko Group, India's leading energy transition company,
began commissioning with power supply commenced in
September 2024. The 975 MW nominal capacity facility
represents a 0.7 billion investment and combines solar and
wind power. It is supported by Greenko’s hydro pumped
storage project, which helps to overcome the intermittent
nature of wind and solar power generation. The project
provides for uninterrupted renewable power to be supplied
annually to AMNS India (ArcelorMittal’s joint venture
company in India) resulting in over 20% of the electricity
requirement at AMNS India’s Hazira plant coming from
renewable sources, reducing carbon emissions by
approximately 1.5 million tonnes per year. In May 2023,
ArcelorMittal formed a joint venture with Casa dos Ventos,
one of Brazil’s largest developers and producers of
renewable energy projects, to develop a 554 MW wind
power project  aiming to secure and decarbonize a
considerable proportion of the Company's wholly-owned
subsidiary ArcelorMittal Brasil’s future electricity needs and which is set to be commissioned in 2025. In August 2024,
ArcelorMittal Brasil also signed contracts with Casa dos
Ventos and Atlas Renewable Energy for the development of
two joint ventures for solar energy projects with a combined capacity of 465 MW, equivalent to 14% of its current
electricity requirements in Brazil. Project commissioning is expected before the end of 2025.
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
Judgments and estimates made in assessing the impact of climate change and the transition to a low carbon economy: useful lives of property, plant and equipment, estimates of future cash flow projections for impairment of non-financial assets, decommissioning costs, renewable power purchase agreements

Sustainable investment	•Note 2.2.4 Acquisitions •Note 2.4.1 Joint ventures •Note 2.5 Other investments •Note 5.2 Property, plant and equipment and biological •Note 9.4 Commitments	Investments in renewable energy projects, scrap metal recycling businesses and breakthrough technologies through ArcelorMittal XCarb® Innovation Fund, renewable power purchase agreements
Measurement of non- financial assets	Note 5.1 Goodwill and intangible assets	Recognition and measurement of emission rights
	Note 5.2 Property, plant and equipment and biological assets	Residual useful lives of certain assets, capital expenditures with respect to decarbonization strategy
	Note 5.3 Impairment of intangible assets, including goodwill, and tangible assets	Inclusion of climate-related risks in the assumptions for impairment testing
Provisions	Note 9.1 Provisions	Recognition of emission obligations
Share-based payments	Note 8.3 Share-based payments	Description of equity incentive plans requiring achievement of specific climate- related targets

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
circumstances.
Impairment of tangible and intangible assets, including goodwill and impairment reversal (note 5.3): In order to assess the
recoverable amount of tangible assets, intangible assets and goodwill, the Company mainly determines their value in use on the basis of the present value of cash flow projections. The estimates, judgments and assumptions applied for the value in use calculations relate primarily to growth rates, expected
changes to average selling prices, shipments and direct costs.
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
•The fair value of identifiable intangible assets (generally patents, customer relationships, technology, brand or
favorable contracts) is estimated based on the above-
mentioned income approach;
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
Judgments and estimates made in assessing the impact of
climate change and the transition to a low carbon economy
Assumptions in respect of climate change and the transition to a low carbon economy may impact the Company’s significant
judgements and key estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods. The main judgements and estimates made by ArcelorMittal when preparing the 2024
consolidated financial statements with respect to the expected effects of climate change and the transition to a low carbon economy are described below.
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
•Impairment of tangible and intangible assets, including
goodwill: Value in use calculations relating to flat steel
operations in the EU and in Canada, which apply the BF-
BOF route, include the impact of decarbonization at the
level of cash flow projections as decarbonization is
necessary to maintain the level of economic benefits
expected to arise from the assets in their current condition considering the legal obligation of carbon neutrality for
these operations; accordingly the Company developed
assumptions in determining related capital expenditures
which reflect announced commitments and initiatives in
place, costs associated with operating the new technologies
which are expected to be deployed in the short to medium
term, commodity prices and carbon emission costs on the
basis of historical experience and expectations of future
changes. This requires to assess the future development in
supply, technology change, production changes and other
important factors. For other operations, discount rates are
increased to include a risk premium relative to the future
estimated decarbonization cost. Due to economic
developments, uncertainties over the pace of transition to
low-emission technologies, political and environmental
actions that will be taken to meet the carbon reduction
goals, regulatory changes and emissions activity arising
from climate-related matters, the Company’s assumptions
used in the recoverable amount calculations, such as
capital expenditure, carbon emission costs, level of public
funding and other assumptions are inherently uncertain,
which could result in significant changes to value in use
calculations in future periods and affect impairment
assessments.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
•Renewable power purchase agreements: The Company
enters into power purchase agreements ("PPAs"), which
provide for the physical delivery of renewable energy and
enable ArcelorMittal to reduce its indirect emissions (Scope
2) related to energy purchases. The Company analyzes the
accounting treatment for such contracts based on their
relevant terms. When they do not comply either with the
requirements of IFRS 10 for the existence of control or
IFRS 11 for joint control over a company or regarding the
existence of joint operation over an asset, IFRS 16 for the
recognition of a lease, or with the definition of a derivative under IFRS 9, they are accounted for as an executory
contract on the basis of the own use exemption when the
relevant conditions are met (see note 9.4). Virtual PPAs
including a cash settlement based on the difference
between the contract price and the market price are
recognized as financial instruments in accordance with
IFRS 9.
Situation in Ukraine and collateral consequences
The Company's operations in Ukraine consist of a steel plant, which produced 1.6 million tonnes of steel (mainly billets,
rebars, wire rods, light sections and merchant bars) in 2024 (1.0 million tonnes in 2023), and (captive) mines that produced 7.8 million tonnes of iron ore in 2024 (4.6 million tonnes in 2023);
the related carrying amount of property, plant and equipment remained unchanged at 0.7 billion on the Company’s statement of financial position at December 31, 2024 as compared to
December 31, 2023. In 2024, the Company’s Ukrainian
operations (and in particular its Kryvyi Rih steel plant) recorded
1.5 million of steel shipments (0.9 million tonnes in 2023), generating 1.6 billion of sales (1.2 billion in 2023) including 0.5 billion of sales (0.5 billion in 2023) to customers located in
Ukraine.
Following the war outbreak on February 24, 2022, the Company idled its Ukrainian operations on March 3, 2022 but restarted blast furnace No.6 (one of the three blast furnaces representing approximately 20% of ArcelorMittal's Kryvyi Rih ("AMKR") pig iron capacity) on April 11, 2022 to resume low levels of pig iron production. Iron ore production was approximately at 55% of
capacity during the first half of 2022. During the third quarter, iron ore production was temporarily suspended due to weaker
demand and logistic constraints but restarted in early October
2022 at approximately 25% level. During the first half of 2023, the Company continued to ramp up operations and operated
two of three blast furnaces until end of May 2023 following the restart of blast furnace No.8 on April 14, 2023. On June 6, 2023, following the destruction of the Nova Kakhovka reservoir's dam,
AMKR temporarily suspended steelmaking and production of
rolled products to reduce water consumption. As a result, the
Company shut down blast furnace No.6 slightly earlier than
planned for a major planned repair but continued to operate
blast furnace No.8. In July 2023, AMKR announced that it had completed the construction of a new pumping station and 5
kilometers pipeline to supply water to the city and to ensure full coverage of its production needs. In November 2024, AMKR
stopped blast furnace No. 6 following its restart in April 2024 after completion of repair. AMKR is currently operating its open pit mining and steel facilities at 75% and 23%, respectively.
ArcelorMittal continued to exercise control over its Ukrainian operations and key production assets have not been seriously damaged at the date of this report. In addition, despite the lower level of activity, none of the assets are held for sale or were discontinued.
In the context of the annual impairment test of intangible
assets, including goodwill, and tangible assets, the Company revised its future cash flow projections and considering that there is significant uncertainty about the evolution of the
geopolitical context in Ukraine and the timing and ability for the
Company to resume production to a normal level, which resulted in a substantial increase in the discount rate, ArcelorMittal recognized in 2022 a 1,026 impairment loss of property, plant and equipment and intangibles (see note 5.3). In 2024, the
Company applied in its value in use calculation separate
discount rates over the discrete projections period, including a higher country risk premium for the cash flow projections until the end of 2025 and a return to a pre-war country risk premium after 2025 and for the terminal value calculation (see note 5.3)
as value in use is sensitive to a difference in country risk for different periods. It concluded that the recoverable amount
remains in excess of the carrying amount. Conversely, if the ongoing conflict between Russia and Ukraine persists, it could continue to have a material effect on the overall macroeconomic environment potentially affecting steel and iron ore demand and prices as well as energy costs. It could also result in further reduced production, sales and income with respect to the
Company's Ukrainian operations thus increasing the risk that the Company may need to record an additional impairment
charge with respect to such operations in the future.
The increased geopolitical risks induced by the war in Ukraine have adversely impacted global macroeconomic conditions
leading to inflationary pressure, rising interest rates and energy costs since early 2022. In 2023, while energy prices declined and inflationary pressure started to dissipate, high interest rates continued to constrain activity. As of October 1, 2024, when goodwill was tested for impairment, discount rates applied for value in use calculations included lower country risk premiums, in particular in Ukraine, while the higher risk-free rate remained relatively stable as compared to October 1, 2023. While the
Company expects near-term demand to remain subdued, given
the low inventory environment, especially in Europe, it expects restocking activity to supplement real demand improvement in time.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
1.4    Accounting standards applied
1.4.1 Adoption of new IFRS standards, amendments and
interpretations applicable from January 1, 2024
On January 1, 2024, the Company adopted the narrow-scope
amendments to IAS 1 which clarify how to classify debt and
other liabilities as current or non-current. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments
include clarifications about the classification requirements for debt a company might settle by converting it into equity.
In addition, on January 1, 2024, the Company adopted the
following amendments:
•'Non-current Liabilities with Covenants (Amendments to IAS
1)' to clarify how conditions with which an entity must
comply within twelve months after the reporting period
affect the classification of a liability.
•Amendments to IFRS 16  'Leases' with respect to the lease
liability in a sale and leaseback transaction. The
amendments require a seller-lessee to subsequently
measure lease liabilities arising from a leaseback in a way
that it does not recognize any amount of the gain or loss
that relates to the right of use it retains. The new
requirements do not prevent a seller-lessee from
recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.
•'Supplier Finance Arrangements (Amendments to IAS 7 and
IFRS 7)' to add disclosure requirements, and ‘signposts’
within existing disclosure requirements, which require
entities to provide qualitative and quantitative information about supplier finance arrangements. In particular, entities will have to disclose in the notes information that enables
users of financial statements to (i) assess how supplier
finance arrangements affect an entity’s liabilities and cash flows and to (ii) understand the effect of supplier finance
arrangements on an entity’s exposure to liquidity risk and
how the entity might be affected if the arrangements were
no longer available to it.
The adoption of these amendments did not have a material
impact to the Company's consolidated financial statements.
The Company has adopted 'International Tax Reform – Pillar
Two Model Rules (Amendments to IAS 12)' upon release on
May 23, 2023. The amendments provided a temporary
mandatory exception from deferred tax accounting for the top-up tax, which was effective immediately, and required new
disclosures about the Pillar Two exposure as of December 31,
2023. The Company has applied a temporary mandatory relief
from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when incurred.
1.4.2 New IFRS standards, amendments and interpretations
applicable from 2025 onward
On August 15, 2023, the IASB published 'Lack of
Exchangeability (Amendments to IAS 21)' that contains
guidance to specify when a currency is exchangeable and how
to determine the exchange rate when it is not and how an entity determines the exchange rate to apply when a currency is not exchangeable. The amendments also require the disclosure of
additional information when a currency is not exchangeable.
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
On April 9, 2024, the IASB published IFRS 18 'Presentation and
Disclosure in Financial Statements' which includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. The objective of IFRS 18 is to set out requirements for the presentation and disclosure of information in general purpose financial statements (financial statements) to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. Retrospective application of the standard is mandatory for annual reporting periods starting from January
1, 2027 onwards but earlier application is permitted.
On May 9, 2024, the IASB published IFRS 19 'Subsidiaries
without Public Accountability: Disclosures' which specifies
reduced disclosure requirements that an eligible entity is
permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. IFRS 19 is effective for
reporting periods beginning on or after January 1, 2027. Earlier application is permitted.
On May 30, 2024, the IASB issued 'Amendments to the
Classification and Measurement of Financial Instruments
(Amendments to IFRS 9 and IFRS 7)' to address matters
identified during the post-implementation review of the
classification and measurement requirements of IFRS 9
'Financial Instruments'. The amendments relate to derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosures. The
amendments are effective for reporting periods beginning on or after January 1, 2026. Earlier application of either all the

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
amendments at the same time or only the amendments to the
classification of financial assets is permitted.
On July 18, 2024, the IASB issued 'Annual Improvements—
Volume 11' including minor amendments of IFRS 1 'First-time
Adoption of International Financial Reporting Standards', IFRS 7
'Financial Instruments: Disclosures', IFRS 9 'Financial
Instruments', IFRS 10 'Consolidated Financial Statements' and
IAS 7 'Statement of Cash Flows'.
On December 18, 2024, the IASB issued 'Contracts Referencing
Nature-dependent Electricity – Amendments to IFRS 9 and
IFRS 7', which amend the own-use requirements in IFRS 9 to
include the factors an entity is required to consider for contracts to buy and take delivery of renewable electricity for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are also amended to
permit an entity using a contract for nature-dependent
renewable electricity with specified characteristics as a hedging instrument to designate a variable volume of forecast electricity transactions as the hedged item if specified criteria are met and to measure the hedged item using the same volume
assumptions as those used for the hedging instrument. The
amendments are effective for annual reporting periods
beginning on or after January 1, 2026. Early application is
permitted.
Except for the adoption of IFRS 18, for which the Company is still assessing the potential impact to its consolidated financial statements, ArcelorMittal does not expect that the adoption of the above-mentioned standards and amendments will have a
material impact to its consolidated financial statements. The
Company does not plan to early adopt any standards or
amendments.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
2.2    Investments in subsidiaries
2.2.1 List of subsidiaries
The table below provides a list of the Company’s principal operating subsidiaries at December 31, 2024. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares or voting interests in the case of partnerships, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the
Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary	Country	% of Ownership
North America
ArcelorMittal Dofasco G.P.	Canada	100.00%
ArcelorMittal México S.A. de C.V.	Mexico	100.00%
ArcelorMittal Long Products Canada G.P.	Canada	100.00%
ArcelorMittal Texas HBI LLC	USA	80.00%
Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	Brazil	97.08%
Acindar Industria Argentina de Aceros S.A. ("Acindar")	Argentina	100.00%
ArcelorMittal Pecém	Brazil	100.00%
Europe
ArcelorMittal France S.A.S.	France	100.00%
ArcelorMittal Belgium N.V.	Belgium	100.00%
ArcelorMittal España S.A.	Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
ArcelorMittal Poland S.A.	Poland	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
ArcelorMittal Bremen GmbH	Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	France	100.00%
ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
ArcelorMittal Hamburg GmbH	Germany	100.00%
ArcelorMittal Duisburg GmbH	Germany	100.00%
Sustainable Solutions
ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
AM Green Energy Private Limited [1]	India	74.00%
Mining
ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P. ("AMMC")	Canada	85.00%
ArcelorMittal Liberia Ltd [2] ("AML")	Liberia	85.00%
Others
ArcelorMittal South Africa Ltd.[3] ("AMSA")	South Africa	69.22%
PJSC ArcelorMittal Kryvyi Rih ("AMKR")	Ukraine	95.13%
1.Rights to variable returns are 100%.
2.ArcelorMittal Liberia Ltd is incorporated in Cyprus.
3.Voting rights are 53.05%.

2.2.2 Translation of financial statements denominated in foreign currency
The functional currency of ArcelorMittal S.A. is the U.S. dollar.
The functional currency of each of the principal operating
subsidiaries is the local currency, except for ArcelorMittal
México, AMMC, AML, ArcelorMittal International Luxembourg,
whose functional currency is the U.S. dollar and ArcelorMittal
Poland, whose functional currency is the euro.
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
Since July 1, 2018, Argentina has been considered a highly
inflationary country and therefore the financial statements of the
Company's long production facilities Acindar Industria Argentina de Aceros S.A. ("Acindar") in Argentina, using a historical cost approach, are adjusted prospectively to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollar at the year-end exchange rate. The
Company used an estimated general price index (Consumer
Price Index "IPC") which changed by 117.8%, 211.4% and
94.8% for the year ended December 31, 2024, 2023 and 2022,
respectively, for this purpose. As a result of the inflation-related adjustments on non-monetary items, losses of 291, 105 and 4
were recognized in net financing costs for the year ended
December 31, 2024, 2023 and 2022, respectively.
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
2.2.4 Acquisitions
On May 31, 2024, ArcelorMittal completed the acquisition of
Italpannelli SRL in Italy and Italpannelli Iberica in Spain
("Italpannelli"). Italpannelli is a manufacturer of lightweight insulation panels for roofs and façades. It operates two
production plants across Europe, in Zaragoza (Spain) and
Abruzzo (Italy). The acquisition adds considerable strategic value to ArcelorMittal Construction’s business within the
Sustainable Solutions reportable segment in terms of growth, enhanced geographic market offering, product capabilities and synergies as a result of which, following the completion of
measurement of the acquisition-date fair value of the identifiable assets and liabilities, the Company recognized 85 goodwill.
Goodwill is not deductible for income tax purposes. The total cash consideration paid was €268 million (201 net of cash
acquired of 88). Revenue and net income since acquisition date were 83 and 7, respectively.
Revenue and net income attributable to the equity holders of the parent of the Company for twelve months ended December 31,
2024 were 62,576 and 1,354, respectively, as though
ArcelorMittal had completed the Italpannelli acquisition as of
January 1, 2024.
On June 20, 2024, the Company acquired from Euler Hermes
Reinsurance AG the reinsurance company Euler Hermes Re for
€134 million (144). Net cash inflow was 17 considering 161 cash acquired. The Company concluded that the acquisition of Euler
Hermes RE was not a business combination as the transaction
did not include the acquisition of any strategic, operational and resource management processes.
In January 2023, ArcelorMittal Brasil settled the undisputed amount it accepts as the value of the Votorantim put option for
179 (see note 11.5.2).

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
On March 9, 2023, following receipt of customary regulatory
approvals, ArcelorMittal completed the acquisition of Companhia
Siderúrgica do Pecém subsequently renamed ArcelorMittal
Pecém for total cash consideration of 2,193. The Company
recognized acquisition-related costs of 4 in selling, general and administrative expenses. ArcelorMittal Pecém is a world-class operation, producing high-quality slab at a globally competitive cost. ArcelorMittal Pecém’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016
and produced its first slabs in June of that year. It operates a three-million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant. ArcelorMittal Pecém
operates within Brazil’s first Export Processing Zone, and
benefits from various tax incentives including a low corporate income tax rate. The Company completed its measurement of
the acquisition-date fair value of the identifiable assets and liabilities of ArcelorMittal Pecém. Acquired current assets and other liabilities include 2,605 and 2,605 of restricted cash held in escrow and debt, respectively, which were settled after
acquisition date. The Company presented these settlements as non-cash transactions in the consolidated statements of cash flows. It recognized also 3,123 (including trade receivables of
60), 1,824 and 100 of current assets, property, plant and
equipment and intangible assets, respectively. ArcelorMittal recognized 164 goodwill resulting from operational and financial synergies. Revenue and net income since acquisition date till
December 31, 2023 were 1,497 and 340, respectively.
ArcelorMittal Pecém is part of the Brazil reportable segment.
During the first half of 2023, the Company also completed two acquisitions relating to the Sustainable Solutions reportable segment ("Sustainable Solutions acquisitions"). On January 3,
2023, ArcelorMittal completed the acquisition of Riwald
Recycling, a state-of-the-art ferrous scrap metal recycling
business based in the Netherlands. The acquisition is part of
ArcelorMittal's strategy of increasing the use of scrap steel to lower CO2 emissions from steelmaking in both the EAF and BF-
BOF routes. On March 10, 2023, the Company also completed
the acquisition of the German insulation panel manufacturer
Italpannelli Germany (subsequently renamed Trier Insulated
Panels), which will complement the existing geographic
presence and strengthen the product portfolio of ArcelorMittal
Sustainable Solutions' construction business. The total cash consideration paid for the Sustainable Solutions acquisitions was €144 million (152 net of cash acquired of 4) including debt assumed of 15. The Company completed the measurement of
the acquisition-date fair value of the identifiable assets and liabilities of the Sustainable Solutions acquisitions and
recognized goodwill of 57, which is primarily attributable to the expected synergies and other benefits from combining the
activities of the Sustainable Solutions acquisitions with those of the Company. Goodwill is not deductible for income tax
purposes. Revenue and net loss since acquisition date till
December 31, 2023 were 87 and 4, respectively.
Revenue and net income attributable to the equity holders of the parent of the Company for the twelve months ended December
31, 2023 were 68,579 and 910, respectively, as though
ArcelorMittal had completed the ArcelorMittal Pecém and
Sustainable Solutions acquisitions as of January 1, 2023.
During 2022, among others, the Company completed the
acquisition of three specialist scrap metal recyclers as the
Company continually seeks to enhance its ability to source
scrap steel, a key raw material which supports the
ArcelorMittal’s ability to reduce its carbon emissions from
steelmaking in both the EAF and BF-BOF routes.
On February 28, 2022, ArcelorMittal acquired John Lawrie
Metals Limited ("JLM"), a UK based leading consolidator of
ferrous scrap metal, for total consideration of £35 million (43 net of cash acquired of 5). The Company completed its
measurement of the acquisition-date fair value of the identifiable asset and liabilities of JLM. Revenue and net income since
acquisition date till December 31, 2022 were 49 and 3,
respectively. JLM is part of the Sustainable Solutions reportable segment.
On May 2, 2022, ArcelorMittal completed the acquisition of
Architectural Steel Limited ("ASL"), a UK based manufacturer of bespoke metal fabrications and flashings for building envelopes to strengthen the construction business within the Sustainable
Solutions reportable segment. Total consideration was
£36 million (39 net of cash acquired of 6). The Company
completed its measurement of the acquisition-date fair value of the identifiable asset and liabilities of ASL. Revenue and net income since acquisition date till December 31, 2022 were 14 and 3, respectively.
On May 9, 2022, in order to strengthen the Company's plate
operations in the Sustainable Solutions reportable segment in selected downstream and distribution activities, ArcelorMittal increased its interest in the former associate Centro Servizi
Metalli S.p.A. ("CSM"), a stainless plate processing business with operations mainly in Italy and Poland, from 49.29% to
91.68% through the acquisition of a 42.39% controlling stake for
€13.5 million (7 net of cash acquired of 7). The Company
completed its measurement of the acquisition-date fair value of the identifiable asset and liabilities of CSM and recognized a 3 bargain purchase gain in cost of sales. Revenue and net income since acquisition date till December 31, 2022 were 76 and 8, respectively.
On June 30, 2022, ArcelorMittal completed the acquisition of an
80% interest in voestalpine’s world-class Hot Briquetted Iron
("HBI") plant located in Corpus Christi, Texas and subsequently

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
renamed ArcelorMittal Texas HBI LLC ("ArcelorMittal Texas
HBI") for total consideration of 817 (805 net of cash acquired of
12) including certain post-closing adjustments. The Company
recognized acquisition-related costs of 7 in selling, general and administrative expenses. The facility has an annual capacity of two million tonnes of HBI, a high-quality feedstock made through the direct reduction of iron ore which is used to produce high-
quality steel grades in an EAF, but which can also be used in blast furnaces, resulting in lower coke consumption. HBI is a premium, compacted form of DRI developed to overcome issues
associated with shipping and handling DRI. voestalpine has
retained a 20% interest in the plant with a corresponding offtake agreement with an initial ten-year term renewable as long as voestalpine retains any interest in ArcelorMittal Texas HBI.
ArcelorMittal would own 100% of any future development of
operations. The remaining balance of production will be
delivered to third parties under existing supply contracts, and to
ArcelorMittal facilities, including to AM/NS Calvert in Alabama, upon the commissioning of its 1.5 million tonne EAF. Pursuant to the purchase agreement, voestalpine's 20% interest is subject to a call option exercisable by ArcelorMittal upon termination of the offtake agreement or failure by voestalpine to purchase the offtake volume and a put option exercisable by voestalpine at the end of the fifth, tenth and fifteenth year subsequently to the acquisition date. The Company did not ascribe any value to the call option but recognized a 177 financial liability at amortized cost measured at the present value of the redemption amount of the written put option based on the lower of equity value
increased by an annual contractual return and fair value. The
Company completed its measurement of the acquisition-date
fair value of the identifiable assets and liabilities of ArcelorMittal
Texas HBI. It recognized 283 (including trade receivables of
124), 949 and 11 of current assets, property, plant and
equipment and intangible assets, respectively. ArcelorMittal recognized a 97 bargain purchase gain in cost of sales as a
result of i) ArcelorMittal's agreement for voestalpine to retain a
20% non-controlling interest ii) the above-mentioned offtake agreement and iii) the fair value of property, plant and
equipment  exceeding its carrying amount. Revenue and net
loss since acquisition date till December 31, 2022 were 445 and
35, respectively. ArcelorMittal HBI is part of the North America reportable segment.
On July 1, 2022, the Company completed the combined
acquisition of three subsidiaries from environmental services and recycling company ALBA International Recycling (ALBA
Metall Süd Rhein-Main GmbH, ALBA Electronics Recycling
GmbH and ALBA Metall Süd Franken GmbH in aggregate
"ALBA") active in ferrous and non-ferrous metal recycling in
Germany for total consideration of 65 of which €51 million (45 net of cash acquired of 9) in cash and deferred consideration of
11. Following the completion of the acquisition-date fair value of the identifiable assets and liabilities of the three companies, the
Company recognized goodwill of 22. Revenue and net income
since acquisition date till December 31, 2022 were 87 and 1, respectively. ALBA is part of the Sustainable Solutions
reportable segment.
On February 28, 2025, ArcelorMittal signed a share purchase
and shareholders' agreement with the management of the joint venture ArcelorMittal Tailored Blanks Americas following which the Company shall increase its ownership from 80% to 90% and acquire control. In addition, on February 28, 2025, the Company also signed a share purchase agreement to acquire a 60%
controlling stake in Tuper, a joint venture in which it already held a 40% interest. Transaction closing is subject to certain
corporate and regulatory approvals including CADE (Brazilian anti-trust) approval. Both acquisitions are expected to close during the first half of 2025.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The table below summarizes the final acquisition-date fair value of the assets acquired and liabilities assumed in 2024, 2023 and 2022:

	2024	2023		2022
	Italpannelli	ArcelorMittal Pecém	Sustainable Solutions acquisitions	JLM	ASL	CSM	ArcelorMittal Texas HBI	ALBA
Current assets	75	3,123	25	10	11	68	283	34
Property, plant and equipment	54	1,824	75	10	14	16	949	53
Intangible assets	58	100	32	24	16	—	11	30
Other non-current assets	—	138	8	—	1	1	—	—
Total assets	187	5,185	140	44	42	85	1,243	117
Deferred tax liabilities	(19)	—	(14)	(8)	(6)	—	(30)	(13)
Other liabilities	(52)	(3,156)	(46)	(13)	(10)	(51)	(82)	(70)
Total liabilities	(71)	(3,156)	(60)	(21)	(16)	(51)	(112)	(83)
Net assets acquired	116	2,029	80	23	26	34	1,131	34
Consideration paid net of cash acquired	201	2,193	152	43	39	7	805	45
Deferred consideration	—	—	—	—	—	—	—	11
Non-controlling interests	—	—	—	—	—	4	229	—
Debt assumed	—	—	(15)	—	—	—	—	—
Fair value of previously held interests at acquisition date	—	—	—	—	—	20	—	—
Goodwill/(bargain purchase gain)	85	164	57	20	13	(3)	(97)	22
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
Divestments in 2023
On December 7, 2023, ArcelorMittal completed the sale of
ArcelorMittal Temirtau, its steel and mining operations in
Kazakhstan, to Qazaqstan Investment Corporation ("QIC"), a
state-controlled direct investment fund. Under the terms of the transaction, on closing ArcelorMittal received consideration of
286 (254 net of cash disposed of 24 and 8 transaction costs) for net assets and a further 250 as repayment of outstanding intra-
group receivables. ArcelorMittal will also receive an additional sovereign-fund guaranteed payment of 450, paid in four equal annual installments, as repayment of an intra-group loan. All
ArcelorMittal Temirtau assets were transferred on an ‘as is’
operational basis, meaning QIC assumed control and
accountability for ArcelorMittal Temirtau’s operations. As a result of loss of control, the Company derecognized assets and
liabilities of 1,650 and 1,372, respectively. ArcelorMittal
recognized in cost of sales a 732 impairment loss of property, plant and equipment upon measuring the recoverable amount
based on sales proceeds (see note 5.3). The Company also
recognized in cost of sales a 194 impairment loss of goodwill following the allocation to the disposal group of a portion of the former ACIS segment goodwill in proportion of the consideration received to the total recoverable amount of the former ACIS
operations (see notes 3.1, 5.1 and 5.3). In addition, it
reclassified 1,469 of foreign exchange translation losses from

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
other comprehensive income to cost of sales in the consolidated statements of operations.
The table below summarizes the significant divestments
completed in 2023 (there were no divestments in 2024 and
2022):

2023
ArcelorMittal Temirtau
Cash and cash equivalents	24
Other current assets	645
Intangible assets	—
Property, plant and equipment	972
Other assets	9
Total assets	1,650
Current liabilities	882
Other long-term liabilities	490
Total liabilities	1,372
Total net assets	278
% of net assets sold	100%
Total net assets disposed of	278
ArcelorMittal retained interest 62%	—
Goodwill allocation	(194)
Consideration	278
Reclassification of foreign exchange and other	(1,469)
Gain (loss) on disposal/derecognition	(1,663)
2.4    Investments in associates and joint arrangements
The carrying amounts of the Company’s investments accounted
for under the equity method were as follows:

	December 31,
Category	2024	2023
Joint ventures	6,184	5,611
Associates	3,895	3,109
Individually immaterial joint ventures and associates[1]	1,341	1,358
Total	11,420	10,078
1.Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2024 and 2023, and none of them have a carrying value exceeding 150 at December 31, 2024 and 2023.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
2.4.1 Joint ventures
The following tables summarize the latest available financial information and reconcile it to the carrying value of each of the Company’s material joint ventures, as well as the income statement of the Company’s material joint ventures:

	December 31, 2024
Joint Ventures	AMNS India	Calvert	NEMM	VAMA	Tameh	Borçelik	Al Jubail	VdSA	Total
Financial statements reporting date	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Place of incorporation and operation [1]	India	United States	China	China	Poland	Turkey	Saudi Arabia	Brazil
Principal Activity	Integrated flat steel producer [4,5]	Automotive steel finishing [6]	Production and sale of electrical steel[7]	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3]	Production and sale of seamless line pipes and tubes	Renewable energy production and supply
Ownership and voting rights at December 31, 2024	60.00%	50.00%	50.00%	50.00%	50.00%	50.00%	33.34%	55.00%
Current assets	3,758	2,364	688	962	143	534	905	80	9,434
of which cash, cash equivalents and restricted cash	1,279	603	240	152	27	36	145	13	2,495
Non-current assets	12,004	2,634	444	778	277	297	1,079	460	17,973
Current liabilities	2,219	1,171	—	650	193	358	528	—	5,119
of which trade and other payables and provisions	1,674	196	—	476	161	316	264	—	3,087
Non-current liabilities	8,065	1,885	—	29	19	50	514	326	10,888
of which trade and other payables, provisions and deferred tax liability	904	—	—	1	12	50	83	—	1,050
Non-controlling interest	26	—	—	—	—	—	—	—	26
Net assets attributable to equity holders of the parent	5,452	1,942	1,132	1,061	208	423	942	214	11,374
Company's share of net assets	3,271	971	566	531	104	212	314	117	6,086
Adjustments for differences in accounting policies and other	135	(40)	—	—	32	(36)	7	—	98
Carrying amount in the statements of financial position	3,406	931	566	531	136	176	321	117	6,184
Revenue	6,515	4,544	—	1,730	583	1,425	757	—	15,554
Depreciation and amortization	(452)	(76)	—	(38)	(30)	(24)	(61)	—	(681)
Interest income	69	—	—	4	3	1	5	—	82
Interest expense	(172)	(58)	—	(4)	(6)	(35)	(50)	—	(325)
Income tax benefit (expense)	97	—	—	(67)	(7)	(7)	(8)	—	8
Income (loss) from continuing operations	323	191	—	288	(72)	17	86	(1)	832
Other comprehensive income (loss)	(351)	(4)	—	—	(1)	1	—	—	(355)
Total comprehensive income (loss)	(28)	187	—	288	(73)	18	86	(1)	477
Cash dividends received by the Company	—	24	—	115	—	8	—	—	147
1.The country of incorporation corresponds to the country of operation.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
2.Ownership interest in Borçelik was 45.33% and 50.00% based on issued shares and outstanding shares, respectively, at December 31, 2024;  voting interest was 48.01%
at December 31, 2024.
3.Adjustment in Borçelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.
4.Adjustments in AMNS India correspond primarily to transaction costs incurred to set up the joint venture and the fair value of the guarantee of the joint venture's debt (see note 9.4).
5.Includes AMNS Luxembourg, AMNS India (including infrastructure assets) and intermediate holding entities.
6.Adjustments in Calvert primarily relate to differences in accounting policies regarding inventory valuation.
7.The joint venture was incorporated and had no operations in 2024. The initial carrying amount of 566 corresponds to a paid cash contribution of 120 and 446 liability
(including a non-current portion of 222 see note 9.2) corresponding to the net present value of future equity increases for which the Company has a present obligation.

	December 31, 2023
Joint Ventures	AMNS India	Calvert	VAMA	Tameh	Borçelik	Al Jubail	VdSA	Total
Place of incorporation and operation [1]	India	United States	China	Poland	Turkey	Saudi Arabia	Brazil
Principal Activity	Integrated flat steel producer [4,5]	Automotive steel finishing [6]	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel [2,3]	Production and sale of seamless line pipes and tubes	Renewable energy production and supply
Ownership and voting rights at December 31, 2023	60.00%	50.00%	50.00%	50.00%	50.00%	33.34%	55.00%
Current assets	3,653	1,798	853	389	559	935	93	8,280
of which cash, cash equivalents and restricted cash	926	83	201	46	12	297	3	1,568
Non-current assets	10,208	2,125	788	454	238	1,149	190	15,152
Current liabilities	1,617	1,017	557	462	329	542	7	4,531
of which trade and other payables and provisions	1,310	169	449	368	323	404	7	3,030
Non-current liabilities	6,763	1,103	51	37	39	633	—	8,626
of which trade and other payables and provisions	997	—	1	28	39	61	—	1,126
Non-controlling interest	27	—	—	—	—	—	—	27
Net assets attributable to equity holders of the parent	5,454	1,803	1,033	344	429	909	276	10,248
Company's share of net assets	3,272	902	517	172	215	303	151	5,532
Adjustments for differences in accounting policies and other	139	(6)	—	(20)	(40)	6	—	79
Carrying amount in the statements of financial position	3,411	896	517	152	175	309	151	5,611
Revenue	6,710	4,860	1,787	945	1,549	1,205	—	17,056
Depreciation and amortization	(446)	(70)	(36)	(37)	(25)	(69)	—	(683)
Interest income	54	—	2	2	1	—	—	59
Interest expense	(207)	(51)	(5)	(14)	(35)	(49)	—	(361)
Income tax benefit (expense)	(279)	—	(53)	(7)	(33)	21	—	(351)
Income (loss) from continuing operations	1,070	99	352	7	29	274	—	1,831
Other comprehensive income (loss)	(998)	(20)	—	(14)	(6)	—	—	(1,038)
Total comprehensive income (loss)	72	79	352	(7)	23	274	—	793
Cash dividends received by the Company	—	58	—	—	21	—	—	79
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
5.Includes AMNS Luxembourg, AMNS India and intermediate holding entities.
6.Adjustments in Calvert primarily relate to differences in accounting policies regarding inventory valuation.

	December 31, 2022
Joint Ventures	AMNS India	Acciaierie d'Italia	Calvert	VAMA	Tameh	Borçelik	Al Jubail	Total
Place of incorporation and operation [1]	India	Italy	United States	China	Poland	Turkey	Saudi Arabia
Principal Activity	Integrated flat steel producer [4,5]	Integrated flat steel producer[6]	Automotive steel finishing [7]	Automotive steel finishing	Energy production and supply	Manufacturin g and sale of steel [2,3]	Production and sale of seamless line pipes and tubes
Ownership and voting rights at December 31, 2022	60.00%	62.00%	50.00%	50.00%	50.00%	50.00%	33.34%
Current assets	3,494	2,558	2,019	534	448	624	662	10,339
of which cash, cash equivalents and restricted cash	800	179	216	159	26	70	101	1,551
Non-current assets	9,680	2,765	1,764	761	436	254	1,137	16,797
Current liabilities	1,809	2,754	968	533	434	390	429	7,317
of which trade and other payables and provisions	1,567	1,844	203	388	390	333	265	4,990
Non-current liabilities	5,928	908	975	61	120	34	738	8,764
of which trade and other payables and provisions	602	153	—	—	27	34	29	845
Non-controlling interest	3	—	—	—	—	—	—	3
Net assets attributable to equity holders of the parent	5,434	1,661	1,840	701	330	454	632	11,052
Company's share of net assets	3,260	1,030	920	351	165	227	211	6,164
Adjustments for differences in accounting policies and other	144	146	(36)	—	—	(42)	(4)	208
Carrying amount in the statements of financial position	3,404	1,176	884	351	165	185	207	6,372
Revenue	7,287	4,525	4,969	1,495	1,080	1,868	918	22,142
Depreciation and amortization	(350)	(157)	(67)	(32)	(45)	(25)	(71)	(747)
Interest income	70	—	—	2	3	2	—	77
Interest expense	(162)	(34)	(36)	(5)	(16)	(22)	(43)	(318)
Income tax benefit (expense)	(273)	25	—	(37)	(13)	(55)	(8)	(361)
Income (loss) from continuing operations	323	106	102	249	57	90	29	956
Other comprehensive income (loss)	(139)	—	71	—	6	22	(1)	(41)
Total comprehensive income (loss)	184	106	173	249	63	112	28	915
Cash dividends received by the Company	—	—	65	—	13	52	—	130
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
6.Includes Acciaierie d'Italia summarized statement of financial position as of December 31, 2022 adjusted for the fair value adjustments at divestment date.
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
In terms of iron ore pellet capacity, the Kirandul-Vizag system has 8 million tonnes of annual pellet capacity; and the Dabuna-
Paradeep system has 12 million tonnes of annual pellet
capacity.
AMNS India completed the acquisition of the portfolio of
strategic infrastructure assets from Essar Group. The remaining assets which were pending due to regulatory approvals have
been acquired during 2024 and include a 16 million-tonne per annum all-weather, deep draft terminal at Visakhapatnam,
Andhra Pradesh (along with an integrated conveyor connected
to AMNS India’s iron ore pellet plant in the port city) and a 100-
kilometer Gandhar - Hazira transmission line, connecting AMNS
India’s steelmaking complex with the central electricity grid.
AMNS India intends to further debottleneck existing operations
(steel shop and rolling parts) in the medium term. The first phase of expansion represents capital expenditures of
approximately 7.7 billion (0.8 billion for debottlenecking, 1.0 billion for downstream projects, 5.7 billion for upstream projects and 0.2 billion for operational readiness) and started in October
2022. It aims to increase production at the Hazira facility to 15 million tonnes of rolled products by the second half of 2026
(Phase 1A). Plans are under development to further expand
production. Phase 2A  would see steelmaking capacity grow to
18 million tonnes per annum by 2028 with phase 2B taking
capacity at the Hazira facility to 24 million tonnes by 2030.
Further greenfield development options are under consideration to take steelmaking capacity to 40 million tonnes per annum in the long-term.
On March 16, 2020, AMNS Luxembourg entered into a 5.1
billion ten-year term loan agreement with various Japanese
banks which is guaranteed by ArcelorMittal and NSC in
proportion to their interests in the joint venture. On March 30,
2023, AMNS Luxembourg entered into an additional 5 billion
ten-year term loan agreement at floating rate with various
Japanese banks. The proceeds of the loan, which is guaranteed by ArcelorMittal and NSC in proportion to their respective
interests in the joint venture, is used for the purposes of
financing the expenditures necessary for the implementation of phase 1A of expansion to increase production at the Hazira
facility to 15 million tonnes. The loan consists of Tranche A,
Tranche B and Tranche C of 2 billion, 1 billion and 2 billion, respectively, and is arranged to be disbursed by April 30, 2026 at the request of AMNS Luxembourg.
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
On April 14, 2021, pursuant to the investment agreement signed on December 10, 2020 forming a public-private partnership

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
between Invitalia and ArcelorMittal and providing Invitalia joint control rights, ArcelorMittal accounted for its investment in
Acciaierie d'Italia under the equity method.
On February 20, 2024, the Italian Government issued a decree placing  Acciaierie d’Italia in extraordinary administration subsequent to the request of Invitalia, thereby passing control of the company from its current shareholders, ArcelorMittal and
Invitalia, to government appointed commissioners. As a result of loss of control, the Company reclassified 60 of foreign exchange translation gains from other comprehensive income to income
from investments in associates, joint ventures and other
investments in the consolidated statements of operations.
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
Calvert
AM/NS Calvert ("Calvert"), a joint venture between the
Company and NSC, is a steel processing plant in Calvert,
Alabama, United States. The slabs for Calvert's operations are sourced from ArcelorMittal plants in Brazil and Mexico and from
Cleveland-Cliffs, which following its acquisition of ArcelorMittal
USA entered on December 9, 2020 into a new five-year
agreement with Calvert (with an automatic three-year extension unless either party provides notice of intent to terminate) for 1.5 million tonnes annually for the initial term and 0.55 million tonnes annually under the extension and which can be reduced with a six-month notice.  In December 2024, Cleveland-Cliffs formally issued a notice to terminate the agreement at the end of the initial term on December 9, 2025. ArcelorMittal is
principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center and appliance/ HVAC industries.
Calvert completed the investment in an on-site steelmaking
facility through a 1.5 million tonnes capacity EAF (producing slabs for the existing operations and replacing part of the
purchased slabs). Construction commenced in March 2021 after obtaining all environmental permits, and commissioning is
underway.
On October 11, 2024, ArcelorMittal entered into an agreement with NSC pursuant to which ArcelorMittal would purchase NSC’s
50% equity interest in Calvert. The transaction has been entered into at the request of NSC to address regulatory concerns
pursuant to its agreed acquisition of US Steel. On January 3,
2025, the U.S. President issued an order prohibiting NSC from acquiring US Steel but the parties were granted an extension to
June 18, 2025 to permanently abandon the transaction.
Accordingly, the agreement with NSC remains in place until
such date.
NEMM
On October 16, 2024, ArcelorMittal and China Oriental formed two joint ventures with equal ownership to be engaged
principally in the production and sale of electrical steel grade hot-rolled coil substrates and cold-rolled non-oriented or
oriented electrical steel for the Chinese automotive market. The project envisages the construction of two plants with production commencing in 2027.
VdSA
On May 5, 2023, following approval by the Brazilian antitrust authority CADE on April 13, 2023, ArcelorMittal formed the joint venture Ventos de Santo Antônio Comercializadora de Energia
S.A. ("VdSA") with Casa dos Ventos, one of Brazil’s largest
developers and producers of renewable energy projects, to
develop a 554 MW wind power project, with ArcelorMittal
holding a 55% stake and Casa dos Ventos holding the
remaining 45%. The project Ventos de Santo Antonio aims to
secure and decarbonize a considerable proportion of the
Company's wholly-owned subsidiary ArcelorMittal Brazil’s future electricity needs through a 20-year power purchasing power
agreement starting on January 1, 2026. Through the agreement, both ArcelorMittal and Casa dos Ventos are guaranteed equal
board representation and participation in all significant financial and operating decisions. The Company has therefore
determined that VdSA is a joint venture subject to joint control as it does not control the entity, even though it holds a 55%
interest. The Company accounted for its investment in VdSA
under the equity method.
Tameh
Tameh is a joint venture between ArcelorMittal and Tauron
Polska Energia S. A. ("Tauron") including three energy
production facilities located in Poland. Tameh’s objective is to ensure energy supply to the Company’s steel plants in Poland as well as the utilization of steel plant gases for energy
production processes.
Following the occurrence of a deadlock situation, both Tauron and ArcelorMittal had the ability to exercise a put option right, allowing each partner to sell its shares to the other one. As per the shareholders' agreement, the declaration of acceptance of an offer that is submitted first shall prevail. ArcelorMittal successfully served its declaration on Tauron on January 2,
2024. Tauron challenged this assertion and in October 2024,
ArcelorMittal was served with a request for arbitration filed by
Tauron (see note 9.3).

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

	December 31, 2024
Associates	Vallourec	China Oriental	DHS Group	Gonvarri Steel Industries	Baffinland [6]	Total
Financial statements reporting date	September 30, 2024	June 30, 2024	September 30, 2024	September 30, 2024	December 31, 2024
Place of incorporation and operation[1]	France	Bermuda	Germany	Spain	Canada
Principal Activity	Tubular solutions[2]	Iron and steel manufacturing	Steel manufacturing [3]	Steel manufacturing [4]	Extraction of iron ore [5]
Ownership and voting rights at December 31, 2024	27.89%	37.00%	33.43%	35.00%	25.23%
Current assets	3,035	4,317	2,228	3,043	757	13,380
Non-current assets	2,358	2,836	2,255	2,196	10,452	20,097
Current liabilities	1,694	3,183	639	1,641	993	8,150
Non-current liabilities	1,225	555	926	970	3,261	6,937
Non-controlling interests	81	375	126	458	—	1,040
Net assets attributable to equity holders of the parent	2,393	3,040	2,792	2,170	6,955	17,350
Company's share of net assets	667	1,125	934	760	1,755	5,241
Adjustments for differences in accounting policies and other	—	—	89	(23)	(1,481)	(1,415)
Other adjustments	247	1	(179)	—	—	69
Carrying amount in the statements of financial position	914	1,126	844	737	274	3,895
Revenue	3,228	3,128	2,519	5,629	569	15,073
Income / (loss) from continuing operations	328	17	156	256	(126)	631
Other comprehensive income	(196)	—	(1)	(21)	—	(218)
Total comprehensive income (loss)	132	17	155	235	(126)	413
Cash dividends received by the Company	—	9	22	30	—	61
1.The country of incorporation corresponds to the country of operation except for China Oriental, whose country of operation is China, and Vallourec, whose operations are global.
2.Adjustments in Vallourec relate to provisional fair value adjustments of property, plant and equipment and goodwill.
3.The amount for DHS Group includes an adjustment to align the German GAAP financial information with the Company’s accounting policies and is mainly linked to property, plant and equipment, inventory and pension. Other adjustment include the Company's impairment loss with respect to its investment in DHS Group.
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
Vallourec
On August 6, 2024, ArcelorMittal completed the acquisition of
65,243,206 shares, representing 28.4% (27.89% at December
31, 2024) voting rights in Vallourec, for €14.64 per share from funds managed by Apollo Global Management, Inc. for total
€960 million (1,048) cash consideration. Vallourec's Board of
Directors includes eleven members, out of which two are
appointed by ArcelorMittal, whose Chief Executive Officer also acts as an observer of the Board. ArcelorMittal concluded that it exercises significant influence in Vallourec and accordingly it accounts for its investment under the equity method. In addition, as the share purchase agreement includes a forward
component qualifying as a financial instrument as a result of the purchase price being fixed ahead of the closing date,
ArcelorMittal recognized a 83 decrease in acquisition cost to reflect the fair value of the forward at acquisition date (see note
6.2). Having carried out a successful restructuring in recent years, Vallourec presents a compelling opportunity to increase
ArcelorMittal’s exposure to the attractive, downstream, value-
added tubular market. It is a global leader in premium tubular solutions for energy markets and demanding industrial
applications, offering innovative, safe and competitive products for sectors including energy, automotive and construction. 85%
of Vallourec’s 2.2 million tonnes of annual rolling capacity is focused around low-carbon, integrated productions hubs in US and Brazil, both of which are important strategic markets for
ArcelorMittal. The fair value of ArcelorMittal's investment was
1,113 at December 31, 2024 based on Vallourec's quoted share price.

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

	December 31, 2024			December 31, 2023
	Associates	Joint Ventures	Total	Associates	Joint Ventures	Total
Carrying amount of interests in associates and joint ventures	457	884	1,341	481	877	1,358
Share of:
Income from continuing operations	16	140	156	56	81	137
Other comprehensive income (loss)	3	12	15	4	(2)	2
Total comprehensive income (loss)	19	152	171	60	79	139

2.4.4 Impairment of associates and joint ventures
In the fourth quarter of 2023, Acciaierie d'Italia's financial condition has deteriorated due in particular to the continued high cost of energy and the repeal of relief measures for energy-
intensive companies. It has been experiencing liquidity issues, which have resulted in conflicts with suppliers. ArcelorMittal, the
Italian Government and Invitalia discussed the terms and
conditions of a possible support to Acciaierie d'Italia to address its short-term cash needs and the funding requirements to
enable it to complete the acquisition of Ilva’s business units but the parties were not able to reach agreement on how to address
Acciaierie d'Italia’s funding needs. As of December 31, 2023 the
Company assessed the above facts as indicators of impairment with respect to its investment, further confirmed by the
extraordinary administration of Acciaierie d'Italia effective
February 20, 2024 (see note 2.4.1), and performed accordingly a value in use calculation resulting in a 1,405 impairment loss.
The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates, nor are there any contingent liabilities incurred jointly with other investors. See note 9.4 for disclosure of commitments related to associates and joint ventures.
2.4.5 Investments in joint operations
The Company had investments in the following joint operations as of December 31, 2024 and 2023:
Peña Colorada
Peña Colorada is an iron ore mine located in Mexico in which
ArcelorMittal holds a 50.00% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility. Peña Colorada is part of the North America segment.
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

	December 31,
	2024	2023
Erdemir	—	205
ArcelorMittal XCarb®	152	152
Stalprodukt S.A.	58	65
Others	89	91
Investments in equity instruments at FVOCI	299	513
The Company’s significant investments in equity instruments at
FVOCI at December 31, 2024 and 2023 were the following:
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
In 2023, the Company's investment in Erdemir decreased from
12% to 4% and in 2024, the Company sold its remaining 4%
interest. Sales were completed at the Istanbul stock exchange for net proceeds of 227 and 626 for the year ended December
31, 2024 and 2023, respectively. Accumulated revaluation gains of 75 and 333 for the year ended December 31, 2024 and 2023, respectively, were transferred from other comprehensive income to retained earnings.
Unrealized gains (losses) recognized in other comprehensive
income were 26 and (105) for the year ended December 31,
2024 and 2023, respectively.
ArcelorMittal’s XCarb® innovation fund
ArcelorMittal has launched an innovation fund which invests up to 100 annually in groundbreaking companies developing
pioneering or breakthrough technologies which will accelerate the steel industry's transition to carbon neutral steelmaking.
Since the launch of the XCarb® innovation fund in March 2021,
ArcelorMittal has invested 200, including 11 and 66 in 2024 and
2023, respectively, in equity instruments at FVOCI.
In 2022, ArcelorMittal delivered an additional 17.5 equity
injection in Form Energy, a company working to accelerate the development of breakthrough low-cost energy storage
technology to enable a reliable, secure, and fully-renewable electric grid year-round. In addition, in 2022, ArcelorMittal invested 25 in nuclear innovation company TerraPower.
On January 26, 2023, ArcelorMittal invested 36 in Boston Metal, which is developing and commercializing a patented Molten
Oxide Electrolysis (MOE) platform for decarbonizing primary
steelmaking and is targeting commercialization of this
technology by 2026. On June 30, 2023, ArcelorMittal completed also a second 25 investment in TerraPower.
Unrealized (losses) recognized in other comprehensive income were (13) and (18) for the year ended December 31, 2024 and
2023, respectively.
Stalprodukt S.A.
Stalprodukt S.A. is a leading manufacturer and exporter of
highly processed steel products based in Poland. Unrealized
(losses) gains recognized in other comprehensive income were
(3) and 8 for the year ended December 31, 2024 and 2023,
respectively.
2.6    Income (loss) from investments in associates, joint
ventures and other investments
Income (loss) from investments in associates, joint ventures and other investments consisted of the following:

	Year ended December 31,
	2024	2023	2022
Share in net earnings of equity-accounted companies	770	1,181	1,193
Impairment charges	—	(1,405)	—
Dividend income [1]	9	3	124
Total	779	(221)	1,317
1.Mainly 117 dividend income from Erdemir in 2022.
NOTE 3: SEGMENT REPORTING
3.1    Reportable segments
As from January 1, 2024, ArcelorMittal implemented changes to its organizational structure and to components of the Group
whose operating results are regularly reviewed by the chief
operating decision maker ("CODM"). India and joint ventures are reported as a new operating segment including the joint
ventures AMNS India, VAMA and AMNS Calvert as well as other
associates, joint ventures ("JVs") and other investments. The segment Sustainable Solutions is composed of a number of
niche, capital light businesses playing an important role in supporting climate action. They were previously reported within the Europe segment and are now reported as a separate
operating segment. The NAFTA segment is renamed North
America. Finally, following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ACIS segment is assigned to Others. Segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. The
Company is organized in six operating and reportable
segments, which are components engaged in business activities

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
from which they may earn revenues and incur expenses
(including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are
evaluated regularly by the CODM to make decisions about
resources to be allocated to the segment and assess its
performance. Segment performance is measured based on
income from investments in associates, joint ventures and other investments for India and JVs and operating income for the
other operating segments. The Company CODM is the
Executive Office comprising the Executive Chairman, Mr.
Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
ArcelorMittal's operating segments include the attributable
goodwill, intangible assets, property, plant and equipment, and certain equity method investments. They do not include cash
and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment,
excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment.
The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:
•North America represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United
States. North America produces hot briquetted iron and flat
products such as slabs, hot-rolled coil, cold-rolled coil,
coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy,
construction, packaging and appliances and via distributors
or processors. North America also produces long products
such as wire rod, sections, rebar, billets, blooms and wire
drawing, and tubular products. The raw material supply of
the North America operations includes sourcing from iron
ore captive mines in Mexico to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries
including Argentina, Costa Rica and Venezuela. Flat
products include slabs, hot-rolled coil, cold-rolled coil and coated steel. These products are sold primarily to
customers in the construction, power generation and
agribusiness sectors, as well as in the automotive and
household appliances industries. Long products consist of
wire rod, sections, bar and rebar, billets, blooms and wire
drawing. The raw material supply of the Brazil operations
includes sourcing from iron ore captive mines in Brazil.
•Europe is the largest flat steel producer in Europe, with
operations that range from Spain in the west to Romania in
the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-
rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in
the automotive, general and packaging sectors. Europe
also produces long products consisting of sections, wire
rod, rebar, billets, blooms and wire drawing, and tubular
products. The raw material supply of Europe operations
includes sourcing from iron ore captive mines in Bosnia &
Herzegovina.
•India and JVs includes all of the Company's interests in
joint ventures, associates and other investments. India is a high growth vector of the Company, with its assets well-
positioned to grow with the domestic market.
•Sustainable Solutions is focused on growing niche
businesses providing vital added-value support to growing
sustainable related applications from a low-carbon, capital
light asset base. These businesses include: a) Construction
solutions: product offerings include sandwich panels (e.g.
insulation), profiles and turnkey pre-fabrication solutions to assist building in smarter ways and reduce the carbon
footprint of buildings; b) Projects: product range includes
plates, pipes & tubes, wire ropes, reinforced steels,
providing high-quality & sustainable steel solutions for
energy projects and supporting offshore wind, energy
transition and onshore construction; c) Industeel: EAF
based capacity for high quality steel grades designed to
meet demanding customer specifications (e.g. XCarb® for
wind turbines) and supplying a wide range of industries
(energy, chemicals, mechanical engineering, machinery,
infrastructure, defense & security); d) Renewables:
investments in renewable energy projects; e) Metallics:
investment and development of the Company’s scrap
recycling and collection capabilities; f) Distribution & service centers: European services processor including slitting, cut-
to-length, multi blanking, and press blanking and operating
through an extensive network.
•Mining segment comprises the mines owned by
ArcelorMittal in Canada and Liberia. It provides the
Company's steel operations with high quality and low-cost
iron ore reserves and also sells mineral products to third
parties.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following table summarizes certain financial data for ArcelorMittal’s operations by reportable segments.

	North America	Brazil	Europe	India and JVs	Sustainable solutions	Mining	Others [1]	Elimination	Total
Year ended December 31, 2024
Sales to external customers	11,793	10,522	26,547	—	9,088	982	3,509	—	62,441
Intersegment sales [2]	103	1,879	3,405	—	1,634	1,681	464	(9,166)	—
Operating income (loss)	1,310	1,399	386	—	57	770	(642)	30	3,310
Depreciation and amortization	(509)	(361)	(1,128)	—	(178)	(263)	(193)	—	(2,632)
Income from investments in associates, joint ventures and other investments	—	—	—	779	—	—	—	—	779
Impairment	—	(43)	(36)	—	—	—	(37)	—	(116)
Capital expenditures	410	879	1,359	—	457	1,022	299	(21)	4,405
Year ended December 31, 2023
Sales to external customers	12,856	11,185	28,026	—	9,893	1,171	5,144	—	68,275
Intersegment sales [2]	122	1,978	3,669	—	1,574	1,906	311	(9,560)	—
Operating income (loss)	1,917	1,461	879	—	225	1,144	(3,377)	91	2,340
Depreciation and amortization	(535)	(341)	(1,098)	—	(143)	(238)	(320)	—	(2,675)
Income from investments in associates, joint ventures and other investments	—	—	—	1,184	—	—	—	—	1,184
Impairment	—	—	—	—	—	—	(1,038)	—	(1,038)
Capital expenditures	426	917	1,398	—	611	784	488	(11)	4,613
Year ended December 31, 2022
Sales to external customers	13,716	11,929	34,816	—	12,199	1,305	5,879	—	79,844
Intersegment sales [2]	58	1,803	4,823	—	1,459	2,091	518	(10,752)	—
Operating income (loss)	2,818	2,775	3,521	—	778	1,483	(1,208)	105	10,272
Depreciation and amortization	(427)	(246)	(1,160)	—	(108)	(234)	(405)	—	(2,580)
Income from investments in associates, joint ventures and other investments	—	—	—	1,317	—	—	—	—	1,317
Impairment	—	—	—	—	—	—	(1,026)	—	(1,026)
Capital expenditures	500	708	1,028	—	223	488	528	(7)	3,468
1.Others mainly include holdings and services companies and the Company's operations in Ukraine and South Africa (and in Kazakhstan for the year ended December 31,
2023 and 2022). Others also include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
2.Transactions between segments are reported on the same basis of accounting as transactions with third parties.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The reconciliation from operating income to net income
(including non-controlling interests) is as follows:

	Year ended December 31,
	2024	2023	2022
Operating income	3,310	2,340	10,272
Income from investments in associates and joint ventures	779	1,184	1,317
Impairments of equity method investments	—	(1,405)	—
Financing costs - net	(1,174)	(859)	(334)
Income before taxes	2,915	1,260	11,255
Income tax expense	1,535	238	1,717
Net income (including non- controlling interests)	1,380	1,022	9,538
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
those arising within each region, excluding indebtedness.
Sales (by destination)

	Year ended December 31,
	2024	2023	2022
Americas
United States	8,440	8,886	8,835
Brazil	7,560	8,243	8,715
Canada	3,414	3,485	4,188
Mexico	2,787	3,288	2,876
Argentina	1,099	1,233	1,908
Others	1,005	1,110	1,538
Total Americas	24,305	26,245	28,060
Europe
Germany	5,761	6,550	7,761
Poland	4,443	4,466	5,930
France	4,194	4,611	5,703
Spain	3,751	3,981	4,737
Italy	2,809	2,608	4,017
Czech Republic	1,191	1,183	1,432
Turkey	929	1,119	1,231
United Kingdom	1,457	1,341	1,593
Belgium	1,675	2,061	2,110
Netherlands	1,273	1,445	1,774
Russia	—	901	996
Romania	403	386	461
Ukraine	557	508	464
Others	4,330	4,620	6,310
Total Europe	32,773	35,780	44,519
Asia & Africa
South Africa	1,751	1,862	2,259
Morocco	808	745	806
Rest of Africa	572	524	499
China	762	764	765
Kazakhstan[1]	—	503	625
South Korea	337	410	383
India	128	102	131
Rest of Asia	1,005	1,340	1,797
Total Asia & Africa	5,363	6,250	7,265
Total	62,441	68,275	79,844
1.On December 7, 2023, the Company completed the divestment of
ArcelorMittal Temirtau. Sales of ArcelorMittal Temirtau were consolidated until that date see note 2.3.
Revenues from external customers attributed to the country of domicile (Luxembourg) were 108, 128 and 206 for the years
ended December 31, 2024, 2023 and 2022, respectively.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Non-current assets1 per significant country:

	December 31,
	2024	2023
Americas
Canada	5,049	5,141
Brazil[2]	6,121	7,103
Mexico	1,799	1,767
United States	935	963
Argentina	540	289
Others	47	53
Total Americas	14,491	15,316
Europe
France	4,141	4,190
Belgium	2,735	2,800
Germany	2,466	2,629
Poland	2,434	2,545
Spain	2,026	2,058
Luxembourg	1,626	1,898
Ukraine	673	695
Bosnia and Herzegovina	134	159
Italy	99	30
Others	382	400
Total Europe	16,716	17,404
Asia & Africa
Liberia	1,514	915
India	795	587
South Africa	385	424
Morocco	108	103
Others	150	101
Total Asia & Africa	2,952	2,130
Unallocated assets	25,844	25,827
Total	60,003	60,677
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
include non-steel and by-products sales, manufactured and
specialty steel products sales, shipping and other services.

	Year ended December 31,
	2024	2023	2022
Flat products	35,376	38,647	44,776
Long products	13,386	14,124	17,486
Tubular products	1,748	2,160	2,683
Mining products	1,191	1,269	1,391
Others	10,740	12,075	13,508
Total	62,441	68,275	79,844
3.4    Disaggregated revenue
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers:

Year ended December 31, 2024	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	10,961	9,769	23,210	8,335	—	2,658	54,933
Non-steel sales [1]	401	127	1,021	514	945	469	3,477
By-product sales [2]	79	166	1,033	47	—	145	1,470
Other sales [3]	352	460	1,283	192	37	237	2,561
Total	11,793	10,522	26,547	9,088	982	3,509	62,441

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

Year ended December 31, 2023	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	11,830	10,393	24,345	9,224	—	4,234	60,026
Non-steel sales [1]	541	160	1,130	455	1,140	424	3,850
By-product sales [2]	94	174	1,259	46	—	168	1,741
Other sales [3]	391	458	1,292	168	31	318	2,658
Total	12,856	11,185	28,026	9,893	1,171	5,144	68,275

Year ended December 31, 2022	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	12,796	11,133	30,182	11,622	—	5,061	70,794
Non-steel sales [1]	491	189	2,003	209	1,274	373	4,539
By-product sales [2]	97	125	1,256	141	—	173	1,792
Other sales [3]	332	482	1,375	227	31	272	2,719
Total	13,716	11,929	34,816	12,199	1,305	5,879	79,844
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
The Company’s payment terms range from 30 to 90 days from
date of delivery, depending on the market and product sold. The
Company received 505 and 351 as of December 31, 2024, and
2023, respectively, as advances from its customers which are classified as unsatisfied performance obligations and
recognized as liabilities in line with IFRS 15. The Company
expects 100% of these unsatisfied performance obligations as of December 31, 2024 to be recognized as revenue during 2025 as the Company’s contracts have an original expected duration of one year or less.
The tables below summarize the movements relating to the
Company's trade receivable and other for the years ended
December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022
Trade accounts receivable and other - opening balance	3,661	3,839	5,143
Performance obligations satisfied	62,441	68,275	79,844
Payments received	(62,249)	(68,590)	(80,977)
Impairment of receivables (net of write backs and utilization)	(18)	(165)	—
Recognition (derecognition) of receivables related to business combination and divestments [1]	31	189	190
Foreign exchange and others	(491)	113	(361)
Trade accounts receivable and other - closing balance	3,375	3,661	3,839
1.2024 consists receivables acquired as part of acquisition of Italpannelli SRL.
2023 mainly included receivables acquired as part of acquisition of
ArcelorMittal Pecém (see note 2.2.4) and receivables from  ArcelorMittal
Temirtau recognized upon disposal partially offset by the derecognition of
ArcelorMittal Temirtau's receivables (see note 2.3). 2022 included mainly receivables acquired as part of acquisition of ArcelorMittal Texas HBI (see note 2.2.4).
4.2    Cost of sales
Cost of sales includes the following components:

	Year ended December 31,
	2024	2023	2022
Materials	41,932	46,422	51,353
Labor costs	6,781	7,038	6,721
Logistic expenses	3,789	4,028	4,096
Depreciation and amortization	2,632	2,675	2,580
Impairment charges (note 5.3)	116	1,038	1,026
Foreign exchange translation losses upon disposal of Kazakhstan operations (note 2.3)	—	1,469	—
Other	1,403	868	1,533
Total	56,653	63,538	67,309
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

	December 31,
	2024	2023
Gross amount	3,685	4,025
Allowance for lifetime expected credit losses	(310)	(364)
Total	3,375	3,661
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
Exposure to credit risk by reportable segment
The maximum exposure to credit risk for trade accounts
receivable by reportable segment and others is as follows:

	December 31,
	2024	2023
North America	313	337
Brazil	1,051	1,400
Europe	1,220	988
Sustainable Solutions	538	599
Mining	62	73
Others	191	264
Total	3,375	3,661
Aging of trade accounts receivable

	December 31,			December 31,
	2024			2023
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	2,930	(41)	2,889	3,070	(19)	3,051
Overdue 1-30 days	293	(5)	288	303	(1)	302
Overdue 31-60 days	80	(1)	79	83	(2)	81
Overdue 61-90 days	25	(1)	24	44	(1)	43
Overdue 91-180 days	43	(2)	41	143	(12)	131
More than 180 days	314	(260)	54	382	(329)	53
Total	3,685	(310)	3,375	4,025	(364)	3,661
The movements in the allowance are calculated based on
lifetime expected credit loss model for 2024, 2023 and 2022.
The allowances in respect of trade accounts receivable during the periods presented are as follows:

	Year ended December 31,
	2024	2023	2022
Allowance - opening balance	364	190	206
Additions	30	178	19
Write backs / utilization	(12)	(13)	(19)
Foreign exchange and others	(72)	9	(16)
Allowance - closing balance	310	364	190
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
Any loss allowance for these trade receivables is recognized in
OCI. As of December 31, 2024 and 2023, the total amount of
trade accounts receivables sold amounted to 4.4 billion and 4.5 billion, respectively.
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
Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,370 and
1,434 as of December 31, 2024 and 2023, respectively, are
comprised of the following:

	December 31,
	2024	2023
Finished products	4,853	5,372
Production in process	4,177	4,741
Raw materials	5,245	6,334
Manufacturing supplies, spare parts and other [1]	2,226	2,312
Total	16,501	18,759
1.Including spare parts of 1.7 billion and 1.7 billion, and manufacturing and other supplies of 0.5 billion and 0.6 billion as of December 31, 2024 and 2023, respectively.
Movements in the inventory write-downs are as follows:

	Year ended December 31,
	2024	2023	2022
Inventory write-downs - opening balance	1,434	1,629	1,023
Additions [1]	567	516	759
Deductions / Releases [2]	(550)	(681)	(136)
Foreign exchange and others	(81)	(30)	(17)
Inventory write-downs - closing balance	1,370	1,434	1,629
1.Additions refer to write-downs of inventories excluding those utilized or written back during the same financial year.
2.Deductions/releases correspond to write-backs and utilization related to the prior periods.
4.5    Prepaid expenses and other current assets

	December 31,
	2024	2023
VAT receivables	836	792
Prepaid expenses and non-trade receivables	610	658
Financial amounts receivable[2]	389	247
Income tax receivable	148	209
Receivables from public authorities	207	206
Receivables from sale of intangible, tangible and financial assets	91	81
Derivative financial instruments (notes 6.1 and 6.3)	305	643
CO2 emission rights	180	3
Other [1]	256	198
Total	3,022	3,037
1.Other included mainly advances to employees, accrued interest and other miscellaneous receivables.
2.Includes 98 and 114 of outstanding receivables in connection with the sale of
ArcelorMittal Temirtau, at December 31, 2024 and 2023, respectively (see note 2.3).
4.6    Other assets
Other assets consisted of the following:

	December 31,
	2024	2023
Derivative financial instruments (notes 6.1 and 6.3)	133	163
Financial amounts receivable[2]	594	785
Long-term VAT receivables	239	215
Cash guarantees and deposits	153	178
Receivables from public authorities	71	115
Accrued interest	25	27
Receivables from sale of intangible, tangible and financial assets	68	100
Income tax receivable	49	91
Other [1]	246	185
Total	1,578	1,859
1.Other mainly includes assets in pension funds and other amounts receivable.
2.Includes 197 and 342 of outstanding receivables in connection with the sale of ArcelorMittal Temirtau, at December 31, 2024 and 2023, respectively (see
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
Certain contractual arrangements with the longest maturities enable suppliers, at their own discretion, to early discount their receivables due from the Company to obtain funding for their own working capital needs. The Company has determined that
such arrangements did neither lead to the extinguishment of the liability against the supplier nor resulted in significant
modifications of amounts payable and applicable terms and
conditions. Accordingly, in the consolidated statement of
financial position the corresponding payables remain classified as trade accounts payables until they are settled at their agreed due dates, and the corresponding cash outflows are classified as part of the operating activities in the consolidated statement of cash flows.
As of December 31, 2024, the Company estimates that about
2.8 billion of outstanding trade payables were subject to the above-mentioned contractual arrangements as compared to 2.9
billion in 2023 and the Company estimates that similar amounts of trade payables were early discounted by its suppliers in 2024 and 2023.
4.8    Accrued expenses and other liabilities
Accrued expenses and other liabilities were comprised of the following:

	December 31,
	2024	2023
Accrued payroll and employee related expenses	1,335	1,403
Accrued interest and other payables	873	1,134
Payable from acquisition of intangible, tangible & financial assets	1,471	1,270
Other amounts due to public authorities	644	691
Derivative financial instruments (notes 6.1 and 6.3)	327	360
Unearned revenue and accrued payables	88	109
Total	4,738	4,967
NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS
5.1    Goodwill and intangible assets
The carrying amounts of goodwill and intangible assets are
summarized as follows:

	December 31,
	2024	2023
Goodwill on acquisitions	3,605	3,908
Concessions, patents and licenses	285	266
Customer relationships and trade marks	204	155
Emission rights	246	642
Other	113	131
Total	4,453	5,102
Goodwill
Goodwill arising on an acquisition is recognized as previously described within the business combinations section in note
2.2.3. Goodwill is allocated to those GCGUs that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes except for goodwill allocated to
AMKR CGU in Ukraine and AMSA GCGU in South Africa (see
below).
As described in note 3.1, effective January 1, 2024, the
Company has revised its operating segments following changes to its organizational structure and to components of the Group whose operating results are regularly reviewed by the CODM.
Accordingly, there are six operating and reportable segments:
North America, Brazil, Europe, India and JVs, Sustainable
Solutions and Mining. The discussion within this note reflects the impairment test results as of October 1 for the years ended
December 31, 2024 and 2023. Following the decision to revise its segments, the Company reallocated 242 and 174 goodwill
from the former ACIS GCGU to the AMKR CGU in Ukraine and
to AMSA GCGU in South Africa, respectively. In addition, with respect to the Europe operating segment, 98 goodwill was
reallocated to the Sustainable Solutions operating segment
based on the relative enterprise values of the underlying
businesses.
Goodwill acquired in business combinations for each of the
Company’s operating segments and certain other CGUs and
GCGUs retrospectively adjusted for the change in segmentation is as follows:

	December 31, 2023	Acquisitions[1]	Foreign exchange differences and other movements	December 31, 2024
North America	1,563	—	(62)	1,501
Brazil	1,316	—	(254)	1,062
Europe	515	—	(27)	488
Sustainable Solutions	98	85	(5)	178
Others[3]	416	—	(40)	376
Total	3,908	85	(388)	3,605

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2022	Acquisitions[1]	Foreign exchange differences and other movements	Divestments[2]	December 31, 2023
North America	1,540	—	23	—	1,563
Brazil	1,070	164	82	—	1,316
Europe	503	—	12	—	515
Sustainable Solutions	20	57	21	—	98
Others[3]	634	—	(24)	(194)	416
Total	3,767	221	114	(194)	3,908
1.See note 2.2.4
2.See note 2.3
3.Includes the CGU AMKR and the GCGU AMSA
Prior to January 1, 2024, the Company's goodwill impairment
testing was performed on the basis of five operating and
reportable segments. These segments are set forth below
(excluding Mining, which does not carry goodwill). Goodwill
acquired in business combinations for each of the Company’s
former operating segments as of December 31, 2023 is as
follows:

	December 31, 2022	Acquisitions[1]	Foreign exchange differences and other movements	Divestments[2]	December 31, 2023
NAFTA	1,540	—	23	—	1,563
Brazil	1,070	164	82	—	1,316
Europe	523	57	33	—	613
ACIS	634	—	(24)	(194)	416
Total	3,767	221	114	(194)	3,908
1. See note 2.2.4
2. See note 2.3
Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably
measured. Intangible assets acquired separately by
ArcelorMittal are initially recorded at cost and those acquired in a business combination are initially recorded at fair value at the date of the business combination. These primarily include
customer relationships and trade marks as well as emission
rights, and the cost of technology and licenses purchased from third parties and operating authorizations granted by
governments or other public bodies (concessions). Intangible assets are amortized on a straight-line basis over their
estimated economic useful lives, which typically do not exceed five years. Amortization is included in the consolidated
statements of operations as part of cost of sales.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other[1]	Total
Cost
At December 31, 2022	446	1,091	990	2,527
Acquisitions	75	—	102	177
Acquisitions through business combinations (note 2.2.4)	8	24	100	132
Disposals	—	—	(222)	(222)
Divestment (note 2.3.1)	(18)	—	—	(18)
Foreign exchange differences	32	49	36	117
Transfers and other movements	13	4	18	35
At December 31, 2023	556	1,168	1,024	2,748
Acquisitions	85	—	42	127
Acquisitions through business combination (note 2.2.4)	—	58	—	58
Disposal	—	—	(182)	(182)
Foreign exchange differences	(82)	(92)	(62)	(236)
Transfers and other movements	27	14	(193)	(152)
Fully amortized intangible assets	(35)	(322)	(3)	(360)
At December 31, 2024	551	826	626	2,003

Accumulated amortization and impairment losses
At December 31, 2022	238	958	195	1,391
Divestment (note 2.3.1)	(18)	—	—	(18)
Amortization charge	59	12	52	123
Foreign exchange differences	23	43	8	74
Transfers and other movements	(12)	—	(4)	(16)
At December 31, 2023	290	1,013	251	1,554
Amortization charge	67	15	25	107
Foreign exchange differences	(57)	(84)	(23)	(164)
Transfers and other movements	—	—	17	17
Fully amortized intangible assets	(34)	(322)	(3)	(359)
At December 31, 2024	266	622	267	1,155

Carrying amount
At December 31, 2023	266	155	773	1,194
At December 31, 2024	285	204	359	848
1  Including emission rights of 246 and 642 at December 31, 2024 and 2023, respectively.
Disposal of other intangible assets resulted in a 190 gain in
2024 and 414 gain in 2023.
Research and development costs not meeting the criteria for
capitalization are expensed as incurred. These costs amounted to 285, 299 and 286 for the years ended December 31, 2024,
2023 and 2022, respectively and were recognized in selling,
general and administrative expenses.
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
The chief technical officer network includes engineers with
facility-specific expertise related to plant and equipment used in the principal production units of the Company’s operations. The most recent in-depth review took place in 2024, during which the
Company performed a review, which was finalized early 2025, of the useful lives of its fixed assets and determined there were no material changes to the useful lives of property, plant and
equipment. In performing this review, the Company gathered
and evaluated data, including commissioning dates, designed
capacities, maintenance records and programs, and asset
performance history, among other attributes. In accordance with
IAS 16, Property, Plant and Equipment, the Company
considered this information at the level of components
significant in relation to the total cost of the item of plant and equipment. Other factors the Company considered in its
determination of useful lives included the expected use of the assets, technical or commercial obsolescence, and operational factors. In addition, the Company considered the accumulated technical experience and knowledge sharing programs that
allowed for the exchange of best practices within the chief
technical officer network and the deployment of these practices across the Company’s principal production units.
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
The residual values and useful lives of property, plant and
equipment are reviewed at each reporting date and adjusted if expectations differ from previous estimates. Depreciation
methods applied to property, plant and equipment are reviewed at each reporting date and changed if there has been a
significant change in the expected pattern of consumption of the future economic benefits embodied in the asset. In the context of the 2021 annual review of useful lives and considering the expected date of retirement of certain assets in particular BF and BOF, sinter plants and coke plants following the
implementation of the Company's decarbonization strategy
involving the construction of DRI - EAF facilities, the Company decreased estimates of residual useful lives of such items of property, plant and equipment for its flat carbon operations in the EU and in Canada. The Company's announcements
regarding decarbonization plans in Europe in November 2024
are not expected to significantly impact depreciation going
forward.
Mining assets comprise:
•Mineral rights acquired;
•Capitalized developmental stripping (as described
below in “—Stripping and overburden removal costs”).
Property, plant and equipment used in mining activities is
depreciated over its useful life or over the remaining life of the mine, if shorter, and if there is no alternative use. For the majority of assets used in mining activities, the economic
benefits from the asset are consumed in a pattern which is
linked to the production level and accordingly, assets used in mining activities are primarily depreciated on a units-of-
production basis. A unit-of-production is based on the available estimate of proven and probable reserves.
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
Borrowing costs
Borrowing costs directly attributable to the acquisition,
construction or production of a qualifying asset are part of the cost of the asset until such assets are commissioned. If the project is subject to a specific funding, the capitalization of borrowing costs is based on the borrowing rate. If the project is financed by the Company's debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Property, plant and equipment and biological assets are summarized as follows:

	Land, buildings and Improvements	Machinery, equipment and other[2]	Construction in progress	Right-of-use assets	Mining Assets	Total
Cost
At December 31, 2022	9,476	34,133	5,887	2,003	3,440	54,939
Additions	61	291	4,372	258	52	5,034
Acquisitions through business combinations (note 2.2.4)	789	1,057	23	30	—	1,899
Foreign exchange differences	473	1,458	112	68	7	2,118
Disposals	(191)	(850)	(1)	—	(7)	(1,049)
Divestments (note 2.3.1)	(40)	(2,074)	(550)	—	(661)	(3,325)
Other movements [1]	282	1,950	(2,500)	(87)	201	(154)
At December 31, 2023	10,850	35,965	7,343	2,272	3,032	59,462
Additions	43	243	3,854	209	207	4,556
Acquisitions through business combinations (note 2.2.4)	36	18	—	—	—	54
Foreign exchange differences	(1,163)	(4,462)	(500)	(151)	(45)	(6,321)
Disposals	(82)	(470)	(77)	—	—	(629)
Other movements [1]	365	2,159	(2,267)	(94)	208	371
At December 31, 2024	10,049	33,453	8,353	2,236	3,402	57,493

Accumulated depreciation and impairment
At December 31, 2022	3,448	17,201	1,127	793	2,203	24,772
Depreciation charge for the year	315	1,875	—	235	127	2,552
Impairment (note 5.3)	16	529	233	—	66	844
Disposals	(187)	(808)	—	—	(7)	(1,002)
Foreign exchange differences	248	977	(2)	12	6	1,241
Divestments (note 2.3.1)	(26)	(1,521)	(235)	—	(571)	(2,353)
Other movements [1]	5	(101)	(40)	(112)	—	(248)
At December 31, 2023	3,819	18,152	1,083	928	1,824	25,806
Depreciation charge for the year	314	1,884	—	227	100	2,525
Impairment (note 5.3)	15	49	52	—	—	116
Disposals	(34)	(431)	—	—	—	(465)
Foreign exchange differences	(573)	(3,034)	(18)	(71)	(38)	(3,734)
Other movements [1]	5	23	(17)	(88)	11	(66)
At December 31, 2024	3,546	16,643	1,100	996	1,897	24,182

Carrying amount
At December 31, 2023	7,031	17,813	6,260	1,344	1,208	33,656
At December 31, 2024	6,503	16,810	7,253	1,240	1,505	33,311
1.Other movements predominantly represent transfers from construction in progress to other categories and retirement of fully depreciated assets and capitalization of borrowing costs.
2.Machinery, equipment and other includes biological assets of 74 and 64 as of December 31, 2024 and 2023, respectively, and bearer plants of 47 and 51 as of
December 31, 2024 and 2023, respectively.
Capital expenditures relating to decarbonization
In 2024, capital expenditures relating to decarbonization
projects amounted to 0.3 billion and related mainly to the
Europe reportable segment. In 2023, they amounted to 0.2
billion mainly with respect to the ArcelorMittal Dofasco (Canada)
DRI/EAF project.
Assets pledged as security
See note 9.4 for information about assets pledged as security by the Company.
Capital commitments
See note 9.4 for information about contractual commitments for acquisition of property, plant and equipment by the Company.
Other information
The carrying amount of temporarily idle property, plant and
equipment at December 31, 2024 and 2023 was 286 and 264

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
including mainly 30 and 41 in Brazil, 164 and 112 in the Europe segment and 87 and 105 in Others, respectively.
The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 1 and 22 at December 31, 2024 and 2023, respectively. Such assets are carried at their recoverable amount.
In 2024, the Company capitalized 0.2 billion of borrowing costs and applied a 5.1% capitalization rate.
5.3    Impairment of intangible assets, including goodwill, and
tangible assets
Impairment charges were as follows:

	Year ended December 31,
Type of asset	2024	2023	2022
Goodwill	—	194	—
Intangible assets	—	—	6
Tangible assets	116	844	1,020
Total	116	1,038	1,026
Impairment test of goodwill
Goodwill is tested for impairment annually, as of October 1 or whenever changes in circumstances indicate that the carrying amount may not be recoverable at the level of the cash-
generating unit ("CGU") (in the case of AMKR) or group of cash-
generating unit ("GCGU") which corresponds either to AMSA or the operating segments representing the lowest level at which goodwill is monitored for internal management purposes.
Whenever the CGUs comprising the operating segments or
AMSA are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.
The recoverable amounts of the GCGUs are mainly determined
based on their value in use. The value in use of each GCGU is determined by estimating future cash flows. The 2024
impairment test of goodwill did not include the GCGU
corresponding to the Mining segment as goodwill allocated to this GCGU was fully impaired in 2015. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices,
shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. In addition, with respect to raw material price assumptions, the
Company applied a range of $80 per tonne to $98 per tonne for iron ore ($70 per tonne to $114 per tonne in 2023) and $190 per tonne to $210 per tonne ($185 per tonne to $250 per tonne in
2023) for coking coal. Cash flow forecasts adjusted for the risks specific to the tested assets are derived from the most recent financial plans approved by management for the next five years.
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
The Company is committed to the objectives of the Paris
agreement and announced its ambition to achieve group-wide
carbon neutrality by 2050. These announced goals will require significant long-term investments which require global level playing field, access to abundant and affordable clean energy, facilitating necessary energy infrastructure, access to
sustainable finance for low-emissions steelmaking and
accelerated transition to a circular economy. In addition, the
Company considered the legal obligation of carbon neutrality by
2050 effective within the EU and in Canada following adoption of the Climate Law and the Net Zero Emission Accountability
Act, respectively. Accordingly, with respect to its flat steel operations in the EU and in Canada, ArcelorMittal concluded
that future decarbonization capital expenditures, which
correspond essentially to the construction of DRI-EAF facilities, are necessary to maintain the level of economic benefits
expected to arise from the assets in their current condition and should therefore be included in the Company’s assumptions for future cash flows of the recoverable amount of the respective
GCGUs and CGUs. At the same time, the Company is engaged
in developing in the near to medium term a range of innovative low-emission technologies for the transition to decarbonized steel and required investments are considered in the Company's future cash flow projections. ArcelorMittal acknowledges that
CGUs and GCGUs applying the BF-BOF route in other
jurisdictions than the EU and Canada will apply decarbonization at a different pace. They may also not yet be subject to a legal obligation of carbon neutrality, as a result of which the future estimated decarbonization cost for such operations is reflected through an additional risk premium embedded in discount rates until they are able to accelerate their decarbonization strategy to meet the 2050 carbon neutrality objective and a legal obligation arises in the relevant jurisdiction.
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
48.5% by 2030, 61% by 2031, 73.5% by 2032, 86% by 2033
and 100% by 2034). The Company’s assumptions for future
cash flows include an estimate for costs that the Company
expects to incur to acquire emission allowances, which primarily impacts the flat steel operations in the EU under the ETS
scheme and in Canada. The assumption for carbon emission
cost is based on historical experience, implementation of
decarbonization strategies to mitigate or otherwise offset such future costs and information available of future regulatory or operational changes. With respect to the EU ETS scheme, the
assumption for carbon emission cost includes also the gradual phasing out of free emission allowances and the forecast market price of emission rights, for which the Company considered in its five-year cash flow projections internal estimates of 90€/t, 99€/t,
105€/t, 107€/t and 101€/t for 2025, 2026, 2027, 2028 and 2029,
respectively.
The assumptions used in the value in use calculations are
inherently uncertain and require management judgment as
described in note 1.3. The Company's process includes specific consideration given to the most recent short, medium and long-
term price forecasts and discount rates consistent with external information, expected production and shipment volumes and
updated development plans, operating costs and capital
expenditure plans. 2024 was characterized by weak demand in
particular in Europe. The impact was exacerbated by high
exports from China and excess production relative to demand
resulted in very low domestic steel spreads. Whilst near-term demand remains subdued, inventory levels are low, especially in
Europe; the Company expects however that restocking activity will supplement real demand improvement in time.
Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each CGU, including beta, cost of debt and capital
structure was estimated from the weighted average cost of
capital of producers, which operate a portfolio of assets similar to those of the Company’s assets and CGU specific country risk premiums were applied. Prior to January 1, 2024, the
Company's goodwill impairment testing was performed on the
basis of five operating and reportable segments (see notes 5.1.
and 3.1). The weighted average pre-tax discount rates used in connection with the historical goodwill impairment testing in
2023 and based on the revised operating and reportable
segments, GCGUs and CGUs to which goodwill is allocated in
2024 are set forth below:

	North America	Brazil	Europe	Sustainable Solutions	AMSA	AMKR[1]
GCGU weighted average pre-tax discount rate used in 2024 (in %)	12.9	17.0	11.6	10.2	16.1	19.7
GCGU weighted average pre-tax discount rate used in 2023 (in %)	13.0	17.2	11.6	10.8	17.4	23.0
[1] Rates for AMKR are blended and include distinct country risk premiums reflecting differentiated pre-war and post-war conditions.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Once recognized, impairment losses for goodwill are not
reversed.
There were no  impairment charges recognized with respect to goodwill following the Company’s impairment tests as of
October 1, 2024 and October 1, 2023. In 2023, in connection
with the sale of ArcelorMittal Temirtau, the Company recognized a 194 impairment loss relating to a portion of the former ACIS segment goodwill allocated to the disposal group in proportion of the total sale consideration to the recoverable amount of the remaining former ACIS operations in Ukraine and South Africa.
The total value in use calculated for all GCGUs increased
overall in 2024 as compared to 2023 primarily as a result of higher cash flow projections in North America.
In validating the value in use determined for the GCGUs, the
Company performed a sensitivity analysis of key assumptions
used in the discounted cash-flow model (such as discount rates, average selling prices and shipments) and believes that
reasonably possible changes in key assumptions could cause
an impairment loss to be recognized in respect of AMSA GCGU
and AMKR CGU. Following the announcement of the wind down
of long steel operations (see below), AMSA's operations
encompass flat steel operations at the Vanderbijlpark site
supported by a metallurgical by-products division. Sales are mainly domestic but they are exposed to international steel
prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets,
such as economic growth. The Company believes that sales
volumes, prices and discount rates are the key assumptions
most sensitive to change. See also note 1.3 for AMKR. The
AMSA and AMKR value in use models anticipate higher sales
volumes in 2025 as compared to 2024 (1.4 million tonnes for the year ended December 31, 2024) and in 2026 as compared to
2024 (1.5 million tonnes for the year ended December 31,
2024), respectively, followed by a relative stability thereafter.
Average selling prices are expected to remain stable during the explicit years for both facilities.
The following changes in key assumptions in projected earnings in every year of initial 5-year period and perpetuity of AMSA's and AMKR's operations, assuming unchanged values for the
other assumptions, would cause the recoverable amount to
equal the carrying amount:

	AMSA	AMKR
Excess of recoverable amount over carrying amount	74	143
Increase in pre-tax discount rate (change in basis points)	115	181
Decrease in average selling price (change in %)	0.6%	1.7%
Decrease in shipments (change in %)	2.7%	5.7%
Impairment test of property, plant and equipment and
intangibles (excluding goodwill)
At each reporting date, ArcelorMittal reviews the carrying
amounts of its intangible assets (excluding goodwill) and
tangible assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable
through continuing use, or that a reversal of previous periods'
impairment charges may be required. If any such indication
exists, the recoverable amount of the asset (or CGU) is
reviewed in order to determine the amount of the impairment (or reversal of prior periods' impairment charges), if any. The
recoverable amount is the higher of its fair value less cost of disposal and its value in use.
In estimating its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU to which the asset belongs. The CGU is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, an impairment loss is recognized. An
impairment loss is recognized as an expense immediately as
part of cost of sales (see note 4.2) in the consolidated
statements of operations.
In the case of permanently idled assets, the impairment is
measured at the individual asset level. Otherwise, the
Company’s assets are measured for impairment at the CGU
level. In certain instances, the CGU is an integrated
manufacturing facility which may also be an operating
subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash inflows that are largely independent from the cash inflows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2024
and December 31, 2023, the Company determined it has 45 and
46 cash-generating units, respectively.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Impairment charges and reversals relating to property, plant and equipment and intangibles (excluding goodwill) were as follows for the years ended December 31, 2024, 2023 and 2022:
2024
In 2024, the Company recognized a 37 impairment charge of
property, plant and equipment with respect to its Longs
Business in South Africa, which will be placed into care and maintenance subject to a consultation process, following the announcement of its wind down on January 6, 2025. The wind-
down was postponed for one additional month as discussions
continue regarding potential governmental support. On February
28, 2025, ArcelorMittal South Africa announced that it will
implement the final wind down of the Longs Business. It is
envisaged that the shutdown of the blast furnaces will
commence in the first week of March, with the last steel
produced in late-March or early-April 2025. The final wind down into care and maintenance will be fully implemented in the
second quarter of 2025.
ArcelorMittal also recognized a 43 impairment charge of
property, plant and equipment for assets measured at fair value less cost of disposal following the termination of the Monlevade expansion project in Brazil.
In addition, the Company recognized a 36 impairment charge of property, plant and equipment in connection with the definitive closure of the Kraków coke plant in Poland which was
announced on July 19, 2024.
The Company reviewed impairment reversal indicators on
assets previously impaired. It concluded that there was a
significant change with a positive effect resulting in an
impairment reversal indicator with respect to its iron ore
expansion project in Liberia, which was restarted in 2021 and for which the first concentrate was produced in the fourth quarter of
2024 with full 20 million tonnes capacity expected by the end of
2025. The Company performed a value in use calculation as
well as a sensitivity analysis and, in addition to the fact that the project is not yet fully operational, it concluded that no
impairment reversal should be recognized in relation to the
1,426 impairment charge of property, plant and equipment and intangible assets recognized in 2015. The Company did not
identify indicator of impairment reversal for any other assets.
The following changes in key assumptions in projected earnings of AML throughout the life of mine, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal the carrying amount at December 31, 2024:

AML
Excess of recoverable amount over carrying amount	135
Increase in pre-tax discount rate (change in basis points)	109
Decrease in average selling price (change in %)	2.3%
Decrease in shipments (change in %)	4.2%
2023
In 2023, ArcelorMittal recognized a 732 impairment charge
related to property, plant and equipment with respect to the sale on December 7, 2023 of its Kazakhstan operations in the former
ACIS segment to Qazaqstan Investment Corporation, a state-
controlled direct investment fund. The impairment loss resulted from the adjustment of the carrying amount of the disposal
group to the net sales proceeds of 278 (see note 2.3).
On November 28, 2023, AMSA announced that it contemplates
the wind down of its Longs Business subject to a due diligence and a consultative process involving key customers, suppliers, organized labour, and other stakeholders. The Company
assessed the recoverable amount of its Longs Business in
South Africa based on a value in use calculation and recognized accordingly a 112 impairment charge of property, plant and
equipment.

Cash Generating Unit	Region	Recoverable Amount (Value in Use)	Total Impairment Recorded	2023 Pre-Tax Discount Rate	2022 Pre-Tax Discount Rate	Carrying Amount of property, plant and equipment as of December 31, 2023
Long Products South Africa	South Africa	264	112	17.3%	17.5%	86
2022
In 2022, the Company recognized a 1,026 impairment charge
related to property, plant and equipment (1,020) and intangibles
(6) with respect to AMKR (Ukraine) as a result of the ongoing conflict in Russia, which resulted in low level of production, sales and net income and created significant uncertainty about the timing and ability of operations to return to a normal level of activity. Adverse geopolitical conditions, which resulted in a substantial increase in the discount rate applied by the
Company in its recoverable amount (value in use) calculation, deteriorated further during the fourth quarter of 2022 following attacks against Ukrainian power infrastructures causing
additional operational issues for AMKR and the concerns about an intensification of the conflict in connection with the
announcements of delivery of heavy military equipment by
western countries. The Company applied separate discount
rates over the discrete projections period, including a higher country risk premium for 2023 cash flow projections and a return to pre-war country risk premium in the course of 2024 and for

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
the terminal value calculation as value in use is sensitive to a difference in country risk for different periods.

Cash-Generating Unit	Region	Recoverable Amount (Value in Use)	Total Impairment Recorded	2022 Pre-Tax Discount Rates		2021 Pre-Tax Discount Rate	Carrying amount of property, plant and equipment as of December 31, 2022
				Applied to 2023 projections	Applied to subsequent projections
AMKR	Ukraine	1,003	1,026	47.1%	20.0%	16.9%	655
NOTE 6: FINANCING AND FINANCIAL INSTRUMENTS
6.1    Financial assets and liabilities
Financial assets and liabilities mainly comprise:
•gross debt (see note 6.1.2)
•cash and cash equivalents, restricted cash and reconciliations of cash flows (see note 6.1.3)
•net debt (see note 6.1.4)
•derivative financial instruments (see note 6.1.5)
•other non-derivative financial assets and liabilities (see note 6.1.6)
6.1.1 Fair values versus carrying amounts
The estimated fair values of certain financial instruments have been determined using available market information or other
valuation methodologies that require judgment in interpreting market data and developing estimates. The following table
summarizes assets and liabilities based on their categories at
December 31, 2024:

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2024
	Carrying amount in the consolidated statements of financial position	Non- financial assets and liabilities	Assets / Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	6,400	—	6,400	—	—	—
Restricted cash	84	—	84	—	—	—
Trade accounts receivable and other	3,375	—	3,151	—	224	—
Inventories	16,501	16,501	—	—	—	—
Prepaid expenses and other current assets	3,022	1,292	1,425	—	—	305
Total current assets	29,382	17,793	11,060	—	224	305

Non-current assets:
Goodwill and intangible assets	4,453	4,453	—	—	—	—
Property, plant and equipment and biological assets	33,311	33,237	—	74	—	—
Investments in associates and joint ventures	11,420	11,420	—	—	—	—
Other investments	299	—	—	—	299	—
Deferred tax assets	8,942	8,942	—	—	—	—
Other assets	1,578	445	864	136	—	133
Total non-current assets	60,003	58,497	864	210	299	133
Total assets	89,385	76,290	11,924	210	523	438

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,748	—	2,748	—	—	—
Trade accounts payable and other	12,921	—	12,921	—	—	—
Short-term provisions	938	906	32	—	—	—
Accrued expenses and other liabilities	4,738	773	3,638	—	—	327
Income tax liabilities	480	480	—	—	—	—
Total current liabilities	21,825	2,159	19,339	—	—	327

Non-current liabilities:
Long-term debt, net of current portion	8,815	—	8,815	—	—	—
Deferred tax liabilities	2,338	2,338	—	—	—	—
Deferred employee benefits	2,338	2,338	—	—	—	—
Long-term provisions	1,361	1,359	2	—	—	—
Other long-term obligations	1,422	322	757	—	—	343
Total non-current liabilities	16,274	6,357	9,574	—	—	343

Equity:
Equity attributable to the equity holders of the parent	49,223	49,223	—	—	—	—
Non-controlling interests	2,063	2,063	—	—	—	—
Total equity	51,286	51,286	—	—	—	—
Total liabilities and equity	89,385	59,802	28,913	—	—	670

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2023
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Assets / Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	7,686	—	7,686	—	—	—
Restricted cash	97	—	97	—	—	—
Trade accounts receivable and other	3,661	—	3,491	—	170	—
Inventories	18,759	18,759	—	—	—	—
Prepaid expenses and other current assets	3,037	1,304	1,090	—	—	643
Total current assets	33,240	20,063	12,364	—	170	643

Non-current assets:
Goodwill and intangible assets	5,102	5,102	—	—	—	—
Property, plant and equipment and biological assets	33,656	33,592	—	64	—	—
Investments in associates and joint ventures	10,078	10,078	—	—	—	—
Other investments	513	—	—	—	513	—
Deferred tax assets	9,469	9,469	—	—	—	—
Other assets	1,859	465	1,095	136	—	163
Total non-current assets	60,677	58,706	1,095	200	513	163
Total assets	93,917	78,769	13,459	200	683	806

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,312	—	2,312	—	—	—
Trade accounts payable and other	13,605	—	13,605	—	—	—
Short-term provisions	588	561	27	—	—	—
Accrued expenses and other liabilities	4,967	892	3,715	—	—	360
Income tax liabilities	297	297	—	—	—	—
Total current liabilities	21,769	1,750	19,659	—	—	360

Non-current liabilities:
Long-term debt, net of current portion	8,369	—	8,369	—	—	—
Deferred tax liabilities	2,432	2,432	—	—	—	—
Deferred employee benefits	2,741	2,741	—	—	—	—
Long-term provisions	1,477	1,477	—	—	—	—
Other long-term obligations	1,061	439	546	—	—	76
Total non-current liabilities	16,080	7,089	8,915	—	—	76

Equity:
Equity attributable to the equity holders of the parent	53,961	53,961	—	—	—	—
Non-controlling interests	2,107	2,107	—	—	—	—
Total equity	56,068	56,068	—	—	—	—
Total liabilities and equity	93,917	64,907	28,574	—	—	436

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
The following tables summarize the bases used to measure
certain financial assets and financial liabilities at their fair value on recurring basis.

As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	88	—	211	299
Trade accounts receivable and other subject to TSR programs*	—	—	224	224
Derivative financial current assets	—	305	—	305
Derivative financial non-current assets	—	133	—	133
Total assets at fair value	88	438	435	961
Liabilities at fair value:
Derivative financial current liabilities	—	327		327
Derivative financial non-current liabilities	—	311	32	343
Total liabilities at fair value	—	638	32	670
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	315	—	198	513
Trade accounts receivable and other subject to TSR programs*	—	—	170	170
Derivative financial current assets	—	643	—	643
Derivative financial non-current assets	—	163	—	163
Total assets at fair value	315	806	368	1,489
Liabilities at fair value:
Derivative financial current liabilities	—	332	28	360
Derivative financial non-current liabilities	—	22	54	76
Total liabilities at fair value	—	354	82	436
*The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.
Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets (see note 2.5).
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

	December 31,
	2024	2023
Short-term bank loans and other credit facilities including commercial paper [1]	1,016	980
Current portion of long-term debt	1,550	1,125
Lease obligations[2]	182	207
Total	2,748	2,312
1.The weighted average interest rate on short-term borrowings outstanding was
5.0% and 5.5% as of December 31, 2024 and 2023, respectively.
2.See note 7.
Short-term bank loans and other credit facilities include short-
term loans, overdrafts and commercial paper.
ArcelorMittal has entered into certain short-term committed
bilateral credit facilities renewable on an annual basis. As of
December 31, 2024, facilities totaling approximately 0.6 billion, remained fully available.
Commercial paper
The Company has a commercial paper program enabling
borrowings of up to €1.5 billion. As of December 31, 2024 and
2023, the outstanding amount was 745 and 684, respectively.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
6.1.2.2 Long-term debt
Long-term debt is comprised of the following:

				December 31,
				2024	2023
	Year of maturity	Type of Interest	Interest rate[1]	Carrying amount at amortized cost
Corporate
5.5 billion Revolving Credit Facility	2029	Floating	—	—	—
€1.0 billion Unsecured Notes	2024	Fixed	2.25%	—	585
750 Unsecured Notes	2024	Fixed	3.60%	—	290
500 Unsecured Notes	2025	Fixed	6.13%	184	183
€750 million Unsecured Notes	2025	Fixed	1.75%	778	826
750 Unsecured Notes	2026	Fixed	4.55%	400	400
€600 million Unsecured Notes	2026	Fixed	4.88%	621	659
1.2 billion Unsecured Notes	2027	Fixed	6.55%	1,196	1,195
€500 million Unsecured Notes	2028	Fixed	3.13%	515	—
500 Unsecured Notes	2029	Fixed	4.25%	496	496
€500 million Unsecured Notes	2031	Fixed	3.50%	513	—
1.0 billion Unsecured Notes	2032	Fixed	6.80%	990	989
500 Unsecured Notes	2034	Fixed	6.00%	496	—
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	672	672
1.0 billion Unsecured Notes	2041	Fixed	6.75%	428	428
500 Unsecured Notes	2054	Fixed	6.35%	491	—
EIB loan	2025	Fixed	1.16%	15	81
EIB loan	2025-2032	Floating	3.87%	273	309
Schuldschein loans	2025-2027	Fixed	2.5% - 3.0%	94	100
Schuldschein loans	2025-2027	Floating	3.8% - 4.1%	659	699
Other loans	2025-2035	Floating	2.9% - 3.8%	191	223
Total Corporate				9,012	8,135
Subsidiaries
Other loans				501	420
Total				9,513	8,555
Less current portion of long-term debt				(1,550)	(1,125)
Total long-term debt (excluding lease obligations)				7,963	7,430
Long-term lease obligations[2]				852	939
Total long-term debt, net of current portion				8,815	8,369
1.Rates applicable to balances outstanding at December 31, 2024. For debt that has been redeemed in its entirety during 2024, the interest rates refer to the rates at repayment date.
2.Net of current portion of 182 and 207 as of December 31, 2024 and 2023, respectively. See note 7.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Corporate
5.5 billion Revolving Credit Facility
On May 29, 2024, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated December
19, 2018, which was amended and extended on April 27, 2021.
The agreement incorporated a single tranche of 5.5 billion
maturing on May 29, 2029, with two one-year extension options.
The Facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The margin
applicable to ArcelorMittal’s principal credit facilities (the Facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings. On June 16,
2023, Standard & Poor's upgraded ArcelorMittal's outlook to
positive and affirmed a long-term credit rating of 'BBB-'. On
February 19, 2024, Moody’s revised ArcelorMittal outlook to
'Positive' from 'Stable' on expected strengthening of its business profile and structurally improving its profitability, and affirmed the
‘Baa3’ investment grade rating. The Facility may be used for general corporate purposes and was fully available as of
December 31, 2024. The Company makes drawdowns from and
repayments on this Facility in the framework of its cash
management.
On September 30, 2010, ArcelorMittal entered into 500 revolving multi-currency letter of credit facility (the "Letter of Credit
Facility"). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other
instruments contain certain restrictions as to duration. The Letter of Credit facility, whose amount and maturity have been revised from time to time, amounted to 395 prior to refinancing through a 445 Letter of Credit Facility entered into on July 31, 2024, with maturity extended from July 31, 2024 to July 31, 2027 and with two extension options for one year each. The Letter of Credit
Facility also includes an accordion clause which allows the
Company to invite lenders to increase their commitments up to
595 in aggregate.
Bonds
On January 17, 2024, at maturity, ArcelorMittal fully repaid the outstanding €529 million (579) of its €1.0 billion Fixed Rate
Notes due 2024.
On June 17, 2024, ArcelorMittal issued 500 of 6.00% Notes due
June 17, 2034 and 500 of 6.35% Notes due June 17, 2054.
On July 16, 2024, at maturity, ArcelorMittal fully repaid the outstanding 290 of its 750 Fixed Rate Notes due 2024.
On December 13, 2024, ArcelorMittal issued €500 million (519)
of 3.125% Notes due December 13, 2028 and €500 million
(519) of 3.50% Notes due December 13, 2031. The Notes were
issued under ArcelorMittal's €10 billion wholesale Euro Medium
Term Notes Program and the use of proceeds of the issuance
was general corporate purposes and refinancing of existing
indebtedness.
The margin applicable to ArcelorMittal’s principal credit facilities
5.5 billion Revolving Credit Facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-
term credit ratings.
The following table provides details of the outstanding bonds on maturity, the original coupons and the current interest rates for the bonds impacted by changes in the long-term credit rating:

Initial value	Nominal amount of outstanding value	Date of issuance	Repayment date	Interest rate[1]	Issued at
500 Unsecured Notes	184	Jun 1, 2015	Jun 1, 2025	6.13%	100.00%
€750 million Unsecured Notes	€750 million	Nov 19, 2019	Nov 19, 2025	1.75%	99.41%
750 Unsecured Notes	401	Mar 11, 2019	Mar 11, 2026	4.55%	99.72%
€600 million Unsecured Notes	€600 million	Sep 26, 2022	Sep 28, 2026	4.88%	99.65%
1.2 billion Unsecured Bonds	1.2 Billion	Nov 29, 2022	Nov 29, 2027	6.55%	99.91%
€500 million Unsecured Notes	€500 million	Dec 13, 2024	Dec 13, 2028	3.13%	99.52%
500 Unsecured Notes	500	Jul 16, 2019	Jul 16, 2029	4.25%	99.00%
€500 million Unsecured Notes	€500 million	Dec 13, 2024	Dec 13, 2031	3.50%	99.21%
1.0 billion Unsecured Bonds	1.0 Billion	Nov 29, 2022	Nov 29, 2032	6.80%	99.37%
500 Unsecured Notes	500	Jun 17, 2024	Jun 17, 2034	6.00%	99.86%
1.0 billion Unsecured Bonds	457	Oct 8, 2009	Oct 15, 2039	7.00%	95.20%
500 Unsecured Bonds	229	Aug 5, 2010	Oct 15, 2039	7.00%	104.84%
1.0 billion Unsecured Notes	434	Mar 7, 2011	Mar 1, 2041	6.75%	99.18%
500 Unsecured Notes	500	Jun 17, 2024	Jun 17, 2054	6.35%	99.32%
1.Rate applicable at December 31, 2024.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
European Investment Bank (“EIB”) Loan
On June 2, 2021, ArcelorMittal signed a €280 million loan
agreement with the European Investment Bank ("EIB") for
funding of research, development and innovation projects in
Europe over the period of 2021-2023. This operation benefits from a guarantee from the European Union under the European
Fund for Strategic Investments. On March 16, 2022 ArcelorMittal
draw down the facility in full. As of December 31, 2024, €262 million (273) was outstanding.
On December 16, 2016, ArcelorMittal signed a €350 million
finance contract with the EIB in order to finance European
research, development and innovation projects over the period
2017-2020 within the European Union, mainly in France,
Belgium, Spain, Poland and Luxembourg. This funding benefits from a guarantee from the European Union under the European
Fund for Strategic Investments. As of December 31, 2024,
€15 million (15) was outstanding.
Other loans
On May 4, 2022, ArcelorMittal completed the offering of a
€346.5 million variable rate loan, a €24.5 million fixed rate loan, a €263 million variable rate loan and a €66 million fixed rate loan in the German Schuldschein market. On May 6, 2022, the
Company further completed the offering of a €25 million fixed rate loan. The proceeds of these issuances were used for
general corporate purposes. As of December 31, 2024,
€724 million (753) was outstanding.
On December 21, 2018, the Company entered into a facility
agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the
Oesterreichische Kontrollbank AG in March 2019. The last
installment under this agreement is due December 28, 2029.
The outstanding amount in total as of December 31, 2024 was
€97 million (101).
Other loans relate to various debt with banks and public
institutions.
Americas
Other loans
Other loans relate mainly to loans contracted by ArcelorMittal subsidiaries in Mexico and Canada with different counterparties.
Europe, Asia and Africa
On December 15, 2022, AMKR entered into a 100 loan
agreement with EBRD for working capital purposes. As of
December 31, 2024, 100 was drawn under the agreement.
On November 17, 2023, AMKR entered into a 150 loan
agreement with EBRD for working capital purposes. 80 were
committed and fully drawn as of December 31, 2024. 70 will be committed by EBRD in 2025 upon AMKR's request.
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
Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working
capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2024, 2.7
billion South African rand (144) was drawn. The borrowing base facility at ArcelorMittal South Africa remains subject to a financial covenant as of December 31, 2024. Non-compliance with the
covenant would entitle the lenders under such facility to
accelerate repayment obligations.
On December 28, 2023, and on March 4, 2024, AM Green
Energy signed two INR7.5 billion (175) loans to finance the
development of its renewable energy project. As of December
31, 2024, INR15 billion (175) was outstanding.
Other loans
Other loans mainly relate to loans contracted by ArcelorMittal subsidiaries with different counterparties.
Hedge of net investments
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€4,142 million and €3,627 million as of
December 31, 2024 and 2023, respectively) as a hedge of
certain euro denominated investments (€8,208 million and
€8,635 million as of December 31, 2024 and 2023, respectively)
in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to
vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net
investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
As of December 31, 2024 and 2023, the Company recognized
232 foreign exchange gain and 166 foreign exchange loss,
respectively, arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net
investments in foreign operations in other comprehensive
income within the foreign exchange translation reserve.
Maturity profile
As of December 31, 2024 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

Year of maturity	Amount
2025	2,748
2026	1,293
2027	1,936
2028	665
2029	629
Subsequent years	4,292
Total	11,563
Fair value
The following tables summarize the Company’s bases used to
estimate its debt at fair value. Fair value measurement has been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the
measurements.

As of December 31, 2024	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	8,957	8,008	1,030	—	9,038
Instruments payable bearing interest at variable rates	1,590	—	1,609	—	1,609
Total long-term debt, including current portion	10,547	8,008	2,639	—	10,647
Short term bank loans and other credit facilities including commercial paper	1,016	—	1,023	—	1,023

As of December 31, 2023	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	8,165	6,969	1,273	—	8,242
Instruments payable bearing interest at variable rates	1,536	—	1,539	—	1,539
Total long-term debt, including current portion	9,701	6,969	2,812	—	9,781
Short term bank loans and other credit facilities including commercial paper	980	—	988	—	988
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
Cash and cash equivalents consisted of the following:

	December 31,
	2024	2023
Cash at bank	4,355	5,405
Term deposits	949	774
Money market funds[1]	1,096	1,507
Total	6,400	7,686
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
Restricted cash of 84 as of December 31, 2024 and 97 as of
December 31, 2023 included 68 and 54 relating to various
environmental obligations, true sales of receivables programs and letters of credit issued in ArcelorMittal South Africa. It also included 13 and 13 in connection with the mandatory convertible bonds as of December 31, 2024 and December 31, 2023,
respectively (see note 11.2).
Changes in restricted cash are included within investing
activities in the consolidated statements of cash flows.
Reconciliation of liabilities arising from financing activities
The table below details changes in the Company's liabilities arising from financing activities, including both cash and non-
cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Company's consolidated statements of cash
flows from financing activities.

	Long-term debt, net of current portion	Short-term debt and current portion of long term debt
Balance as of December 31, 2022 (note 6.1.2)	9,067	2,583
Proceeds from long-term debt	134	—
Payments of long-term debt	(16)	—
Amortized cost	8	(3)
Proceeds from short-term debt	—	218
Payments of short-term debt	—	(1,670)
Current portion of long-term debt	(1,332)	1,332
Payments of principal portion of lease liabilities (note 7) [1]	(8)	(245)
Additions to lease liabilities (notes 5.2 and 7)	250	38
Unrealized foreign exchange effects and other movements	266	59
Balance as of December 31, 2023 (note 6.1.2)	8,369	2,312
Proceeds from long-term debt	2,227	—
Payments of long-term debt	(61)	—
Amortized cost	6	2
Proceeds from short-term debt	—	257
Payments of short-term debt	—	(1,192)
Current portion of long-term debt	(1,732)	1,732
Payments of principal portion of lease liabilities (note 7) [1]	(10)	(214)
Additions to lease liabilities (notes 5.2 and 7)	186	23
Unrealized foreign exchange effects and other movements	(170)	(172)
Balance as of December 31, 2024 (note 6.1.2)	8,815	2,748
1.Cash payments decreasing the outstanding liability relating to leases are classified under payments of principal portion of lease liabilities and other financing activities in the Company's consolidated statements of cash flows.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
6.1.4 Net debt
The Company monitors its net debt in order to manage its capital. The following tables present the structure of the Company’s net debt by original currency translated into USD at December 31, 2024 and December 31, 2023:

As of December 31, 2024	Total	EUR	USD	ARS	BRL	INR	Other
Short-term debt and current portion of long-term debt	2,748	2,088	348	—	22	1	289
Long-term debt, net of current portion	8,815	2,790	5,378	—	80	186	381
Cash and cash equivalents and restricted cash	(6,484)	(3,969)	(1,183)	(489)	(237)	(83)	(523)
Net debt	5,079	909	4,543	(489)	(135)	104	147

As of December 31, 2023	Total	EUR	USD	ARS	BRL	INR	Other
Short-term debt and current portion of long-term debt	2,312	1,414	533	—	31	68	266
Long-term debt, net of current portion	8,369	3,312	4,560	—	86	1	410
Cash and cash equivalents, restricted cash and other restricted funds	(7,783)	(5,660)	(886)	(461)	(171)	(62)	(543)
Net debt	2,898	(934)	4,207	(461)	(54)	7	133
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Derivative financial instruments classified as Level 2:
The following tables summarize this portfolio:

	December 31, 2024
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	8	—	20	—
Total interest rate instruments		—		—

Foreign exchange rate instruments
Forward purchase contracts	499	35	195	(39)
Forward sale contracts	59	6	1,088	(113)
Currency swaps sales	1,189	7	3,734	(55)
Currency swaps purchases	2,614	151	1,701	(17)
Exchange option purchases	4,203	67	75	—
Exchange options sales	1	—	3,602	(294)
Total foreign exchange rate instruments		266		(518)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	386	26	302	(44)
Term contracts purchases	571	146	651	(76)
Options sales/purchases	3	—	—	—
Total raw materials (base metals), freight, energy, emission rights		172		(120)
Total		438		(638)

	December 31, 2023
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	221	—	453	—
Total interest rate instruments		—		—

Foreign exchange rate instruments
Forward purchase contracts	1,198	60	4,114	(82)
Forward sale contracts	2,510	53	825	(11)
Exchange option purchases	619	34	760	(3)
Exchange options sales	920	19	608	(46)
Total foreign exchange rate instruments		166		(142)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	1,350	373	486	(46)
Term contracts purchases	1,538	267	1,235	(166)
Option sales/purchases	18	—	—	—
Total raw materials (base metals), freight, energy, emission rights		640		(212)
Total		806		(354)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
In 2022, the Company unwound natural gas and emission rights forward purchase contracts with notional of €0.3 billion and €0.7 billion, respectively, and carrying amount of 1,025 and 1,086, respectively, designated as a cash flow hedge of future natural gas and emission rights purchases. The deferred gain
recognized in other comprehensive income is recycled to the
consolidated statements of operations when the hedged item
impacts profit or loss (see note 6.3). In addition, at maturity of forward purchases of emission rights with notional amount of
€0.7 billion and carrying amount of 1,408 designated as a cash flow hedge of future emission rights purchases, the Company (i)
removed 1,268 (953 net of tax) deferred gain recognized in
other comprehensive income from the cash flow hedge reserve
(see note 6.3) and included it in the 671 carrying amount of the delivered emission rights as basis adjustment and (ii) recycled
140 (104 net of tax) to the consolidated statements of
operations in cost of sales.
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
Electricity option
ArcelorMittal and an electricity supplier entered into a multi-
buyer power supply contract on the French market. Other clients of this contract are committed to purchase electricity from the supplier with opt-out rights to be exercised in 2029 for
2030-2034 delivery period. The opt-out rights for 2025-2029
delivery period expired unexercised in 2024. The Company is
committed to acquire up to 51% of the opt-out volumes.
The fair value of the option is based on the Black-Scholes
formula model. Observable input data used in the valuation
include euro zero coupon yield curve and electricity forward prices for tenors quoted by the European Energy Exchange
(EEX). A 10% increase and decrease in electricity forward prices would result in a 11% decrease and 12% increase, respectively, of the fair value of the option at December 31, 2024.
The following table summarizes the reconciliation of the fair value of the financial instrument classified as Level 3:

Electricity option
Balance as of December 31, 2022	—
Change in fair value	(82)
Balance as of December 31, 2023	(82)
Change in fair value	50
Balance as of December 31, 2024	(32)
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
6.2    Financing costs - net
Financing costs - net recognized in the years ended
December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
	2024	2023	2022
Interest expense	(510)	(715)	(401)
Interest income	400	570	188
Accretion of defined benefit obligations and other long term liabilities	(202)	(243)	(51)
Net foreign exchange (loss)/ gain	(565)	(48)	191
Other[1]	(297)	(423)	(261)
Total	(1,174)	(859)	(334)
1.Other mainly included expenses related to true sale of receivables (“TSR”)
programs and bank fees. In 2024, Other included also 83 expense relating to the fair value at acquisition date of the forward in connection with the Vallourec acquisition (see note 2.4.2). In 2023, Other included 66 relating to the term extension of mandatorily convertible bonds (see note 11.2).
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
The Company sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments. The funding requirement is met through a combination of equity, bonds and other long-
term and short-term borrowings.
The Company monitors capital using a gearing ratio, being the ratio of net debt as a percentage of total equity.

	December 31,
	2024	2023
Total equity	51,286	56,068
Net debt	5,079	2,898
Gearing	9.9%	5.2%
Interest rate risk
The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on refinancing of fixed rate debt. The Company's policy is to maintain a balance of
fixed and floating interest rate borrowings, which is adjusted depending on the prevailing market interest rates and outlook.
As at December 31, 2024, the long-term debt was comprised of
85% fixed rate debt and 15% variable rate debt (note 6.1.2). The
Company may utilize certain instruments to manage interest
rate risks. Interest rate instruments allow the Company to
borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the borrowing. The Company and its counterparties exchange, at
predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the
exchange of variable rates against other variable rates.
Foreign exchange rate risk
The Company is exposed to changes in values arising from
foreign exchange rate fluctuations generated by its operating activities. Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in
currencies other than the U.S. dollar (its reporting currency),
ArcelorMittal has an exposure to fluctuations and depreciation in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, Polish Zloty, South African rand, Mexican peso and
Ukrainian hryvnia, as well as fluctuations in the other countries’
currencies in which ArcelorMittal has significant operations and/
or sales, could have a material impact on its financial position, cash flows and results of operations.

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
Foreign currency sensitivity analysis
As of  December 31, 2024, the Company is mainly subject to
foreign exchange exposure relating to the euro, Brazilian real,
Canadian dollar, South African rand, Mexican peso, Polish zloty,
Argentine peso and Ukrainian hryvnia against the U.S. dollar resulting from its trade payables and receivables. The structure of trade receivables and trade payables by original currency translated in USD is as follows as of December 31, 2024:

	December 31, 2024
	Trade receivables	Trade payables
USD	770	4,439
EUR	931	5,452
BRL	772	753
PLN	261	614
MAD	178	232
ZAR	87	401
ARS	70	59
GBP	66	138
UAH	59	120
CAD	36	478
MXN	11	103
Other	134	132
Total	3,375	12,921
The sensitivity analysis carried out by the Company considers the effects on its trade receivables and trade payables of a 10%
increase or decrease between the relevant foreign currencies and the U.S. dollar.

	10% increase		10% decrease
	Trade receivables	Trade payables	Trade receivables	Trade payables
EUR	93	545	(93)	(545)
BRL	77	75	(77)	(75)
PLN	26	61	(26)	(61)
MAD	18	23	(18)	(23)
ZAR	9	40	(9)	(40)
ARS	7	6	(7)	(6)
GBP	7	14	(7)	(14)
UAH	6	12	(6)	(12)
CAD	4	48	(4)	(48)
MXN	1	10	(1)	(10)
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
The contractual maturities of the below financial liabilities include estimated loan repayments, interest payments and
settlement of derivatives, excluding any impact of netting
agreements. The cash flows are calculated based on market
data as of December 31, 2024, and as such are sensitive to
movements in mainly foreign exchange rates and interest rates.
The cash flows are non-discounted, except for derivative
financial liabilities where the cash flows equal their fair values.

	December 31, 2024
	Carrying amount	Contractual Cash Flow	2025	2026	from 2027 to 2029	After 2029
Non-derivative financial liabilities
Bonds	(7,871)	(11,510)	(1,374)	(1,406)	(3,068)	(5,662)
Loans over 100	(1,250)	(1,829)	(584)	(70)	(441)	(734)
Trade and other payables	(12,921)	(12,921)	(12,921)	—	—	—
Other loans and leases	(2,442)	(2,842)	(1,326)	(293)	(719)	(504)
Total	(24,484)	(29,102)	(16,205)	(1,769)	(4,228)	(6,900)
Derivative financial liabilities
Foreign exchange contracts	(518)	(518)	(240)	(120)	(136)	(22)
Commodity contracts[1]	(152)	(152)	(83)	(34)	(35)	—
Total	(670)	(670)	(323)	(154)	(171)	(22)
1.Commodity contracts include base metals, freight, energy and emission rights.

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
Cash flow hedges
The following tables present the periods in which the derivatives designated as cash flows hedges are expected to mature:

	December 31, 2024
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2026	After 2026
Foreign exchange contracts	(194)	(10)	(12)	(23)	(60)	(89)
Commodities	61	11	—	8	(16)	58
Emission rights	—	—	—	—	—	—
Total	(133)	1	(12)	(15)	(76)	(31)

	December 31, 2023
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	2025	After 2025
Foreign exchange contracts	(38)	(3)	(34)	(1)	—	—
Commodities	412	50	70	171	60	61
Emission rights	—	—	—	—	—	—
Total	374	47	36	170	60	61
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2024
	Cash flow hedge reserve[1]	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	2026	After 2026
Foreign exchange contracts	(184)	(9)	(9)	(18)	(59)	(89)
Commodity contracts	296	40	44	95	69	48
Emission rights	844	—	—	—	48	796
Total	956	31	35	77	58	755
1.The cash flow hedge reserve balance as of December 31, 2024 includes 365 deferred gains for the Company's share of such reserves at its equity method investments, which are not included in the table above (417 as of December 31, 2023).

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

	December 31, 2024
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/forward/swap contracts	1,472	9	(54)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Foreign exchange risk - Option/forward/swap contracts	1,326	43	(192)	Other assets/Other long-term obligations
Price risk - Commodities Options/forwards	354	50	(31)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities Options/forwards	254	61	(19)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	—	—	—	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Total		163	(296)
Current derivative assets classified as cash flow hedge		59
Other current derivative assets		246
Total current derivative assets (note 4.5)		305
Non-current derivative assets classified as cash flow hedge		104
Other non-current derivative assets		29
Total non-current derivative assets (note 4.6)		133
Current derivative liabilities classified as cash flow hedge			(85)
Other current derivative liabilities			(242)
Total current derivative liabilities (note 4.8)			(327)
Non-current derivative liabilities classified as cash flow hedge			(211)
Other non-current derivative liabilities			(132)
Total non-current derivative liabilities (note 9.2)			(343)

	December 31, 2024
Hedging Instruments	Cash flow hedge reserve at December 31, 2023	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve[1] at December 31, 2024
Cash flow hedges
Foreign exchange risk - Option/Forward contracts	28	(152)	(18)	(42)	Sales	(184)
Price risk - Commodities Option/Forward contracts	633	(105)	82	(314)	Sales, Cost of sales	296
Price risk - Emission rights forwards	900	(54)	(2)	—	Cost of sales	844
Total	1,561	(311)	62	(356)		956
1.The cash flow hedge reserve balance as of December 31, 2024 also includes 365 deferred gains for the Company's share of such reserves at its equity method investments, which are not disclosed above.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
.

	December 31, 2023
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located
Cash flow hedges
Foreign exchange risk - Option/ Forward contracts	2,840	12	(50)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Foreign exchange risk - Option/ Forward/Swap contracts	—	—	—	Other assets/Other long-term obligations
Price risk - Commodities forwards	1,118	361	(70)	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Price risk - Commodities forwards	524	127	(6)	Other assets/Other long-term obligations
Price risk - Emission rights forwards	—	—	—	Prepaid expenses and other current assets/Accrued expenses and other liabilities
Total		500	(126)
Current derivative assets classified as cash flow hedge		373
Other current derivative assets		270
Total current derivative assets (note 4.5)		643
Non-current derivative assets classified as cash flow hedge		127
Other non-current derivative assets		36
Total non-current derivative assets (note 4.6)		163
Current derivative liabilities classified as cash flow hedge			(120)
Other current derivative liabilities			(240)
Total current derivative liabilities (note 4.8)			(360)
Non-current derivative liabilities classified as cash flow hedge			(6)
Other non-current derivative liabilities			(70)
Total non-current derivative liabilities (note 9.2)			(76)

	December 31, 2023
Hedging Instruments	Cash flow hedge reserve at December 31, 2022	Hedging gains or losses of the reporting period that were recognized in OCI	Gains or losses reclassification adjustment and hedge ineffectiveness	Basis adjustment	Line item in the statement of comprehensive income that includes the reclassification adjustment and hedge ineffectiveness	Cash flow hedge reserve[1] at December 31, 2023
Cash flow hedges
Foreign exchange risk - Option/ Forward contracts	13	16	(17)	16	Sales	28
Price risk - Commodities forwards[1]	1,020	(402)	(10)	25	Sales, Cost of sales	633
Price risk - Emission rights forwards	849	54	(3)	—	Cost of sales	900
Total	1,882	(332)	(30)	41		1,561
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

	December 31, 2024[1]
Date traded	Date maturity /unwound	Notional	OCI gross	Deferred tax	OCI net of deferred tax
December, 2014	January, 2016	375	83	(24)	59
May, 2015	March, 2020	500	11	(3)	8
May, 2015	July, 2019	500	(16)	5	(11)
March, 2018	June, 2018	100	8	(2)	6
April, 2019	November, 2019	200	11	(3)	8
Total			97	(27)	70
1.In 2024 and in 2023, the Company did not designate any new CCS as net investment hedge.

	December 31, 2024
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2024	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	—	—	—	N/a	—	N/a	70
Foreign exchange risk - EUR debt	4,319	—	4,303	Short-term debt and current portion of long- term debt; long- term debt, net of current portion	—	N/a	564
Total	4,319	—	4,303		—		634

	December 31, 2023
Hedging Instruments	Nominal amount of the hedging instrument	Assets carrying amount	Liabilities carrying amount	Line item in the statement of financial position where the hedging instrument is located	Change in value used for calculating hedge ineffectiveness for 2023	Line item in the statement of comprehensive income that includes the recognized hedge ineffectiveness	Foreign currency translation reserve
Net investment hedges
Foreign exchange risk - Cross Currency Swap	—	—	—	N/a	—	N/a	70
Foreign exchange risk - EUR debt	4,017	—	4,009	Short-term debt and current portion of long-term debt; long-term debt, net of current portion	—	N/a	332
Total	4,017	—	4,009		—		402

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
materials, freight and energy.
Fair values of raw material, freight, energy and emission rights instruments categorized as Level 2 are as follows:

	December 31,
	2024	2023
Base metals	(11)	(3)
Freight	3	12
Energy (oil, gas, electricity)	60	401
Emission rights	—	18
Total	52	428

Derivative assets associated with raw materials, energy, freight and emission rights	172	640
Derivative liabilities associated with raw materials, energy, freight and emission rights	(120)	(212)
Total	52	428
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
Emission rights
Pursuant to the application of the European Directive 2003/87/
EC of October 13, 2003, as amended by the European Directive
2009/29/EC of April 23, 2009, establishing a scheme for
emission allowance trading, the Company enters into certain
types of derivatives (mainly forward transactions and options) in order to implement its management policy for associated risks.
As of December 31, 2024 and 2023, the Company had a net
notional position of (2) with a net nil fair value and a net notional position of 164 with a net positive fair value of 18, respectively.
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
Sensitivity analysis
Foreign currency sensitivity
The following tables demonstrate the Company’s derivative
financial instruments' sensitivity to a 10% strengthening and a
10% weakening in the U.S. Dollar and Euro exchange rates
against the relevant currencies, with all other variables held constant. A positive number indicates an increase in profit or loss and other equity, where a negative number indicates a
decrease in profit or loss and other equity.
The sensitivity analysis includes the Company’s complete
portfolio of foreign currency derivatives outstanding.

	December 31, 2024
	Income (loss)	Other Equity
10% strengthening in U.S. dollar	(276)	(70)
10% strengthening in Euro	63	—
10% weakening in U.S. dollar	248	89
10% weakening in Euro	(77)	—

	December 31, 2023
	Income (loss)	Other Equity
10% strengthening in U.S. dollar	(157)	171
10% strengthening in Euro	77	—
10% weakening in U.S. dollar	168	(148)
10% weakening in Euro	(94)	—

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
analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2024
	Floating portion of net debt[1]	Interest Rate Swaps/ Forward Rate Agreements
100 bp increase	39	1
100 bp decrease	(39)	(1)

	December 31, 2023
	Floating portion of net debt[1]	Interest Rate Swaps/ Forward Rate Agreements
100 bp increase	53	1
100 bp decrease	(53)	(1)
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
statements of operations or designated in hedge accounting
relationships.

	December 31, 2024
	Income (loss)	Other Equity Cash Flow Hedging Reserves
'+10% in prices
Base Metals	3	12
Iron Ore	—	10
Freight	—	3
Emission rights	—	—
Energy	(2)	23
'-10% in prices
Base Metals	(3)	(12)
Iron Ore	—	(10)
Freight	—	(3)
Emission rights	—	—
Energy	2	(23)

	December 31, 2023
	Income (loss)	Other Equity Cash Flow Hedging Reserves
'+10% in prices
Base Metals	(1)	18
Iron Ore	(2)	4
Freight	—	3
Emission rights	(12)	—
Energy	—	71
'-10% in prices
Base Metals	1	(18)
Iron Ore	2	(4)
Freight	—	(3)
Emission rights	12	—
Energy	—	(71)

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
In the statement of financial position, right-of-use assets and lease liabilities are classified, respectively, as part of property, plant and equipment and short-term/long-term debt.
Balances for the Company’s lease activities are summarized as follows:

	As at December 31, 2024	As at December 31, 2023
Lease liabilities	1,034	1,146
Right of-use assets:
Land, buildings and improvements	869	944
Machinery, equipment and others	371	400
Total right-of-use assets	1,240	1,344

	Year ended December 31, 2024	Year ended December 31, 2023
Depreciation and impairment charges:
Land, buildings and improvements	150	154
Machinery, equipment and others	77	81
Total depreciation and impairment charges	227	235

Other lease related expenses:
Interest expense on lease liabilities	55	55
Expenses of short-term leases	114	93
Expenses of leases of low-value assets	91	81
Expenses related to variable lease payments not included in the measurement of lease liabilities	70	68

Additions to right-of-use assets	209	288
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	224	253

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There are no sale and lease back transactions and no restrictions or covenants are imposed by the Company's current effective lease contracts.
The maturity analysis of the lease liabilities as of December 31, 2024 and December 31, 2023, is as follows:

				December 31, 2024
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	246	301	199	1,235	1,981

				December 31, 2023
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Lease liabilities (undiscounted)	278	340	217	1,251	2,086
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
An estimation of the future cash outflows to which the Company is potentially exposed in relation to those contracts involving variable lease payments, which are not reflected in the measurement of lease liabilities as of December 31, 2024 and December 31, 2023, is as
follows:

					December 31, 2024
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	60	92	52	36	240

					December 31, 2023
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential variable lease payments	70	111	72	61	314
Also, some of the Company's lease contracts have extension and/or termination options as well as residual value guarantees whose amounts are not reflected in the measurement of the lease liabilities as of December 31, 2024 and December 31, 2023. The potential addition/(reduction) in future cash outflows to which the Company is exposed in case such options are exercised or the guarantees required are as shown in the table below:

				December 31, 2024
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	4	10	—	—	14
Potential termination options	—	—	—	(1)	(1)
Potential residual value guarantees	8	9	6	—	23

				December 31, 2023
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Potential extension options	1	1	—	—	2
Potential termination options	—	(1)	—	(1)	(2)
Potential residual value guarantees	9	9	6	—	24

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Undiscounted amounts related to lease contracts not yet commenced and therefore not included in the recognized lease liabilities as of
December 31, 2024 and December 31, 2023, to which the Company is committed are described below:

				December 31, 2024
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	6	13	7	49	75

				December 31, 2023
	1 year or less	2-3 years	4-5 years	Greater than 5 years	TOTAL
Leases not yet commenced	4	10	10	69	93
There were neither income from subleasing right-of-use assets nor gains or losses from sales and leaseback for the years
ended December 31, 2024 and December 31, 2023.
NOTE 8: PERSONNEL EXPENSES AND DEFERRED
EMPLOYEE BENEFITS
8.1    Employees and key management personnel
As of December 31, 2024, 2023 and 2022, ArcelorMittal had
approximately 125,000, 127,000 and 154,000 employees,
respectively, and the total annual compensation of
ArcelorMittal’s employees in 2024, 2023 and 2022 was as
follows:

	Year ended December 31,
Employee Information	2024	2023	2022
Wages and salaries	6,875	6,868	6,463
Defined benefits cost (see note 8.2)	82	148	153
Other staff expenses	1,173	1,318	1,300
Total	8,130	8,334	7,916
The total annual compensation of ArcelorMittal’s key
management personnel, including its Board of Directors, in
2024, 2023 and 2022 was as follows:

	Year ended December 31,
	2024	2023	2022
Base salary and directors fees	12	11	11
Short-term performance- related bonus	13	9	16
Post-employment benefits	1	1	1
Fair value of long-term incentives	14	9	7
The fair value of the shares allocated based on Restricted Share
Unit (“RSU”) and Performance Share Unit (“PSU”) plans to
ArcelorMittal’s key management personnel was recorded as an
expense in the consolidated statements of operations over the relevant vesting periods.
As of December 31, 2024, 2023 and 2022, ArcelorMittal did not
have any outstanding loans or advances to members of its
Board of Directors or key management personnel, and, as of
December 31, 2024, 2023 and 2022, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of
Directors or key management personnel.
8.2    Deferred employee benefits
ArcelorMittal’s operating subsidiaries sponsor different types of pension plans for their employees. Also, some of the operating subsidiaries offer other post-employment benefits, that are
principally post-retirement healthcare plans. These benefits are broken down into defined contribution plans and defined benefit plans.
Defined contribution plans are those plans where ArcelorMittal pays fixed or determinable contributions to external insurance or funds for certain employees. Contributions are paid in return for services rendered by the employees during the period.
Contributions are expensed as incurred consistent with the
recognition of wages and salaries.
Defined benefit plans are those plans that provide guaranteed benefits to certain employees, either by way of contractual
obligations or through a collective agreement. For defined
benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out each fiscal year.
The retirement benefit obligation recognized in the consolidated statements of financial position represents the present value of the defined benefit obligation less the fair value of plan assets.
The impact arising from the remeasurement of the benefit
obligation and plan assets due to experience and changes in
actuarial assumptions are charged or credited to other
comprehensive income in the period in which they arise. Any
assets resulting from this calculation are limited to the present value of available refunds and reductions in future contributions to the plan.
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
The expense associated with the above pension plans and post-
employment benefits, as well as the carrying amount of the
related liability/asset on the consolidated statements of financial position are based on several assumptions and factors such as discount rates, expected rate of compensation increase,
healthcare cost trend rates, mortality rates and retirement rates.
•Discount rates – The present value of the defined
benefit obligation is determined by discounting the
estimated future cash outflows using interest rates of
high-quality corporate bonds that are denominated in
the currency in which the benefit will be paid. In
countries where there is no deep market in such
bonds, the market rates on government bonds are
used. Nominal interest rates vary worldwide due to
exchange rates and local inflation rates.
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

	December 31,
	2024	2023
Pension plan benefits	1,310	1,594
Other post-employment benefits and other long-term employee benefits ("OPEB")	884	967
Termination benefits	117	134
Defined benefit liabilities	2,311	2,695
Provisions for social plans (non-current)	27	46
Total	2,338	2,741
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
early retirement benefits). The provisions for
termination benefits relate to European countries
(Belgium and Germany); and
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
In 2023 and 2024, ArcelorMittal Dofasco entered into buy-in
transactions for a portion of its fully funded pension plans representing 352 and 356 obligations, respectively.
The AMMC defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service for union employees. This plan was closed for new non-union hires on December 31, 2009 and
replaced by a defined contribution pension plan with
contributions related to age and service. Unionized employees of AMMC have the choice, after their first year of employment, to remain in the defined benefit plan or to transfer to the unionized employees’ defined contribution plan. Effective January 1, 2015,
AMMC implemented a plan to transition its non-union
employees who were still benefiting under the defined benefit plan to a defined contribution pension plan. The transition period was completed as of January 1, 2025.
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
For contributions paid as from January 1, 2016, a new variable minimum guaranteed rate of return applies. From 2016 through
2024, the minimum guaranteed rate of return was 1.75%. For
new contributions as from January 1, 2025, the minimum

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
guaranteed rate of return is fixed at 2.50%. Due to the statutory minimum guaranteed return, Belgian defined contribution plans do not meet the definition of defined contribution plans under
IFRS. Therefore, the Belgian defined contribution plans are
classified as defined benefit plans.
In 2024, ArcelorMittal Bremen and the works council reached an agreement regarding the restructuring of pension plans with a recognition of plan amendment gain of 44 in cost of sales.
Others
A very limited number of defined benefit plans are in place in other countries (such as Mexico, Morocco, Ukraine and the
United States of America).
The majority of the funded defined benefit pension plans
described earlier provide benefit payments from trustee-
administered funds. ArcelorMittal also sponsors a number of
unfunded plans where the Company meets the benefit payment
obligation as it falls due. Plan assets held in trusts are legally separated from the Company and are governed by local
regulations and practice in each country, as is the nature of the relationship between the Company and the governing bodies
and their composition. In general terms, governing bodies are required by law to act in the best interest of the plan members and are responsible for certain tasks related to the plan (e.g.
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

	Year ended December 31, 2024
	Total	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	5,284	2,498	507	1,987	292
Current service cost	83	16	—	55	12
Interest cost on DBO	250	110	46	67	27
Past service cost - Plan amendments	(44)	—	—	(44)	—
Past service cost - Curtailments	(1)	—	—	(1)	—
Past service cost - Settlements	(7)	—	—	(4)	(3)
Plan participants’ contribution	2	—	—	2	—
Actuarial (gain) loss	(64)	24	(51)	(26)	(11)
Demographic assumptions	20	20	—	—	—
Financial assumptions	(95)	9	(73)	(21)	(10)
Experience adjustment	11	(5)	22	(5)	(1)
Benefits paid	(402)	(188)	(38)	(145)	(31)
Foreign currency exchange rate differences and other movements	(487)	(196)	(113)	(134)	(44)
Benefit obligation at end of the period	4,614	2,264	351	1,757	242

Change in plan assets
Fair value of plan assets at beginning of the period	3,771	2,517	451	773	30
Interest income on plan assets	171	106	39	25	1
Return on plan assets less than discount rate	64	92	(32)	4	—
Employer contribution	82	22	4	56	—
Plan participants’ contribution	2	—	—	2	—
Past service cost - Settlements	(3)	—	—	—	(3)
Benefits paid	(315)	(187)	(38)	(89)	(1)
Foreign currency exchange rate differences and other movements	(341)	(198)	(98)	(45)	—
Fair value of plan assets at end of the period	3,431	2,352	326	726	27

Present value of the wholly or partly funded obligation	(3,706)	(2,255)	(351)	(1,072)	(28)
Fair value of plan assets	3,431	2,352	326	726	27
Net present value of the wholly or partly funded obligation	(275)	97	(25)	(346)	(1)
Present value of the unfunded obligation	(908)	(9)	—	(685)	(214)
Prepaid due to unrecoverable surpluses	(41)	(35)	(3)	(3)	—
Net amount recognized	(1,224)	53	(28)	(1,034)	(215)

Net assets related to funded obligations	86	79	—	6	1
Recognized liabilities	(1,310)	(26)	(28)	(1,040)	(216)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(35)	(28)	(4)	(3)	—
Interest cost on unrecoverable surplus	(2)	(2)	—	—	—
Change in unrecoverable surplus in excess of interest	(5)	(6)	1	—	—
Exchange rates changes	1	1	—	—	—
Unrecoverable surplus at end of the period	(41)	(35)	(3)	(3)	—

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	Year ended December 31, 2023
	Total	Canada	Brazil	Europe	Other
Change in benefit obligation
Benefit obligation at beginning of the period	4,932	2,375	431	1,849	277
Current service cost	74	14	—	48	12
Interest cost on DBO	267	120	43	69	35
Past service cost - Plan amendments	9	—	—	3	6
Past service cost - Curtailments	(6)	—	—	(6)	—
Plan participants’ contribution	1	—	—	1	—
Actuarial (gain) loss	272	130	38	88	16
Demographic assumptions	15	4	—	10	1
Financial assumptions	246	123	33	86	4
Experience adjustment	11	3	5	(8)	11
Benefits paid	(382)	(193)	(40)	(121)	(28)
Divestments (note 2.3.1)	(50)	—	—	—	(50)
Foreign currency exchange rate differences and other movements	167	52	35	56	24
Benefit obligation at end of the period	5,284	2,498	507	1,987	292

Change in plan assets
Fair value of plan assets at beginning of the period	3,466	2,400	391	647	28
Interest income on plan assets	183	118	39	25	1
Return on plan assets less than discount rate	221	118	26	75	2
Employer contribution	89	19	4	66	—
Plan participants’ contribution	1	—	—	1	—
Benefits paid	(297)	(192)	(40)	(64)	(1)
Foreign currency exchange rate differences and other movements	108	54	31	23	—
Fair value of plan assets at end of the period	3,771	2,517	451	773	30

Present value of the wholly or partly funded obligation	(4,198)	(2,487)	(507)	(1,173)	(31)
Fair value of plan assets	3,771	2,517	451	773	30
Net present value of the wholly or partly funded obligation	(427)	30	(56)	(400)	(1)
Present value of the unfunded obligation	(1,086)	(11)	—	(814)	(261)
Prepaid due to unrecoverable surpluses	(35)	(28)	(4)	(3)	—
Net amount recognized	(1,548)	(9)	(60)	(1,217)	(262)

Net assets related to funded obligations	46	42	—	4	—
Recognized liabilities	(1,594)	(51)	(60)	(1,221)	(262)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(33)	(27)	(3)	(3)	—
Interest cost on unrecoverable surplus	(2)	(2)	—	—	—
Change in unrecoverable surplus in excess of interest	1	1	—	—	—
Exchange rates changes	(1)	—	(1)	—	—
Unrecoverable surplus at end of the period	(35)	(28)	(4)	(3)	—

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following tables detail the components of net periodic pension cost:

	Year ended December 31, 2024
Net periodic pension cost (income)	Total	Canada	Brazil	Europe	Others
Current service cost	83	16	—	55	12
Past service cost - Plan amendments	(44)	—	—	(44)	—
Past service cost - Curtailments	(1)	—	—	(1)	—
Past service cost - Settlements	(4)	—	—	(4)	—
Net interest cost (income) on net DB liability (asset)	77	2	7	42	26
Total	111	18	7	48	38

	Year ended December 31, 2023
Net periodic pension cost (income)	Total	Canada	Brazil	Europe	Others
Current service cost	74	14	—	48	12
Past service cost - Plan amendments	9	—	—	3	6
Past service cost - Curtailments	(6)	—	—	(6)	—
Net interest cost (income) on net DB liability (asset)	82	—	4	44	34
Total	159	14	4	89	52

	Year ended December 31, 2022
Net periodic pension cost (income)	Total	Canada	Brazil	Europe	Others
Current service cost	99	24	—	63	12
Past service cost - Plan amendments	5	9	—	(4)	—
Past service cost - Curtailments	(26)	—	—	(26)	—
Net interest cost (income) on net DB liability (asset)	52	7	5	18	22
Total	130	40	5	51	34
Other post-employment benefits and other long-term employee
benefits ("OPEB")
This section includes post-employment employees benefits that are not disclosed above (i.e. includes lump sum benefits which are mandatory by law, medical insurance and life insurance). In addition, this section includes all other long-term employee benefits.
ArcelorMittal’s principal operating subsidiaries in Canada,
Europe and certain other countries, provide other post-
employment benefits and other long-term employee benefits,
including medical benefits and life insurance benefits, work medals and retirement indemnity plans, to employees and
retirees.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

	Year ended December 31, 2024
	Total	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	971	508	355	108
Current service cost	28	7	18	3
Interest cost on DBO	42	23	12	7
Past service cost - Plan amendments	(8)	—	(3)	(5)
Past service cost - Curtailments	(3)	—	(3)	—
Actuarial (gain) loss	3	6	(9)	6
Demographic assumptions	11	11	—	—
Financial assumptions	(2)	3	(6)	1
Experience adjustment	(6)	(8)	(3)	5
Benefits paid	(72)	(28)	(35)	(9)
Foreign currency exchange rate differences and other movements	(73)	(40)	(20)	(13)
Benefit obligation at end of the period	888	476	315	97

Change in plan assets
Fair value of plan assets at beginning of the period	4	—	4	—
Fair value of plan assets at end of the period	4	—	4	—

Present value of the wholly or partly funded obligation	(16)	—	(16)	—
Fair value of plan assets	4	—	4	—
Net present value of the wholly or partly funded obligation	(12)	—	(12)	—
Present value of the unfunded obligation	(872)	(476)	(299)	(97)
Net amount recognized	(884)	(476)	(311)	(97)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	Year ended December 31, 2023
	Total	Canada	Europe	Others
Change in benefit obligation
Benefit obligation at beginning of the period	866	455	314	97
Current service cost	27	7	17	3
Interest cost on DBO	46	24	14	8
Past service cost - Plan amendments	6	—	(2)	8
Actuarial (gain) loss	64	41	30	(7)
Demographic assumptions	18	18	—	—
Financial assumptions	44	26	19	(1)
Experience adjustment	2	(3)	11	(6)
Benefits paid	(75)	(29)	(35)	(11)
Foreign currency exchange rate differences and other movements	37	10	17	10
Benefit obligation at end of the period	971	508	355	108

Change in plan assets
Fair value of plan assets at beginning of the period	5	—	5	—
Benefits paid	(1)	—	(1)	—
Fair value of plan assets at end of the period	4	—	4	—

Present value of the wholly or partly funded obligation	(19)	—	(19)	—
Fair value of plan assets	4	—	4	—
Net present value of the wholly or partly funded obligation	(15)	—	(15)	—
Present value of the unfunded obligation	(952)	(508)	(336)	(108)
Net amount recognized	(967)	(508)	(351)	(108)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following tables detail the components of net periodic other post-employment cost:

	Year ended December 31, 2024
Components of net periodic OPEB cost (income)	Total	Canada	Europe	Others
Current service cost	28	7	18	3
Past service cost - Plan amendments	(8)	—	(3)	(5)
Past service cost - Curtailments	(3)	—	(3)	—
Net interest cost (income) on net DB liability (asset)	42	23	12	7
Actuarial gain recognized during the year	(4)	—	(4)	—
Total	55	30	20	5

	Year ended December 31, 2023
Components of net periodic OPEB cost (income)	Total	Canada	Europe	Others
Current service cost	27	7	17	3
Past service cost - Plan amendments	6	—	(2)	8
Net interest cost (income) on net DB liability (asset)	46	24	14	8
Actuarial loss recognized during the year	11	—	11	—
Total	90	31	40	19

	Year ended December 31, 2022
Components of net periodic OPEB cost (income)	Total	Canada	Europe	Others
Current service cost	37	11	21	5
Net interest cost (income) on net DB liability (asset)	29	19	4	6
Actuarial gain recognized during the year	(20)	—	(20)	—
Total	46	30	5	11
The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year ended December 31,
	2024	2023	2022
Net periodic pension cost	111	159	130
Net periodic OPEB cost	55	90	46
Total	166	249	176

Cost of sales	35	100	115
Selling, general and administrative expenses	16	14	—
Financing costs - net	115	135	61
Total	166	249	176

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Plan Assets
The weighted-average asset allocations for the funded defined benefit plans by asset category were as follows:

	December 31, 2024
	Canada	Brazil	Europe
Equity Securities	22%	3%	18%
- Asset classes that have a quoted market price in an active market	15%	—	18%
- Asset classes that do not have a quoted market price in an active market	7%	3%	—
Fixed Income Securities (including cash)	25%	63%	59%
- Asset classes that have a quoted market price in an active market	16%	63%	59%
- Asset classes that do not have a quoted market price in an active market	9%	—	—
Real Estate	9%	2%	—
- Asset classes that have a quoted market price in an active market	—	—	—
- Asset classes that do not have a quoted market price in an active market	9%	2%	—
Other	44%	32%	23%
- Asset classes that have a quoted market price in an active market	—	32%	6%	' [1]
- Asset classes that do not have a quoted market price in an active market	44%	—	17%
Total	100%	100%	100%

	December 31, 2023
	Canada	Brazil	Europe
Equity Securities	27%	2%	8%
- Asset classes that have a quoted market price in an active market	20%	—	8%
- Asset classes that do not have a quoted market price in an active market	7%	2%	—
Fixed Income Securities (including cash)	33%	67%	58%
- Asset classes that have a quoted market price in an active market	24%	67%	58%
- Asset classes that do not have a quoted market price in an active market	9%	—	—
Real Estate	9%	1%	—
- Asset classes that have a quoted market price in an active market	—	—	—
- Asset classes that do not have a quoted market price in an active market	9%	1%	—
Other	31%	30%	34%
- Asset classes that have a quoted market price in an active market	—	30%	7%	' [1]
- Asset classes that do not have a quoted market price in an active market	31%	—	27%
Total	100%	100%	100%
1.The percentage consists primarily of assets from insurance contracts in Belgium and Canada.
These assets do not include direct investments in ArcelorMittal stock or ArcelorMittal bonds. They may include ArcelorMittal shares or bonds held by mutual fund investments. The invested assets produced a 235 and 404 actual return in 2024 and 2023, respectively.
The Finance and Retirement Committees of the Boards of Directors for the respective operating subsidiaries have general supervisory authority over the respective trust funds. These committees usually establish, monitor and review asset allocation targets for the respective funds. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within agreed upon control ranges. The established targets observed as of December 31, 2024 are as described below:

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2024
	Canada	Brazil	Europe
Equity Securities	22%	3%	16%
Fixed Income Securities (including cash)	25%	62%	61%
Real Estate	8%	1%	—	'[1]
Other'	45%	34%	23%
Total	100%	100%	100%
1.The percentage consists primarily of assets from insurance contracts in Belgium and Canada.
Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2024	2023	2022	2024	2023	2022
Discount rate
Range	3.40% - 17.00%	3.30% - 18.00%	3.75% - 24.00%	3.40% - 12.15%	3.30% - 10.15%	3.50% - 9.30%
Weighted average	5.07%	5.02%	5.44%	4.73%	4.68%	5.10%
Rate of compensation increase
Range	2.00% - 11.00%	2.00% - 11.00%	2.00% - 15.00%	2.00% - 5.00%	2.00% - 4.80%	2.00% - 4.80%
Weighted average	2.92%	2.93%	3.01%	3.24%	3.26%	3.29%

	Other Post-employment Benefits
	2024	2023	2022
Healthcare cost trend rate assumed
Range	2.10% - 6.59%	2.20% - 6.59%	2.00% - 4.50%
Weighted average	4.04%	4.06%	3.97%
Cash contributions and maturity profile of the plans
In 2025, the Company expects its cash contributions to amount to 178 for pension plans, 63 for other post-employment benefits plans and 129 for defined contribution plans. In 2024 and 2023, cash contributions to defined contributions plans were 107 and
146, respectively.
At December 31, 2024 and December 31, 2023, the weighted
average duration of liabilities related to pension and other post-
employment benefits plans remained unchanged at 10 years
and 11 years, respectively.
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
Sensitivity analysis
The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2024, the defined benefit obligation for pension plans was 4,614):

	Effect on 2025 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2024 DBO
Change in assumption
100 basis points decrease in discount rate	(13)	504
100 basis points increase in discount rate	11	(414)
100 basis points decrease in rate of compensation	(11)	(105)
100 basis points increase in rate of compensation	12	108
1 year increase of the expected life of the beneficiaries	6	105
The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans
(as of December 31, 2024 the defined benefit obligation for post-employment benefit plans was 888):

	Effect on 2025 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect on December 31, 2024 DBO
Change in assumption
100 basis points decrease in discount rate	(1)	109
100 basis points increase in discount rate	—	(88)
100 basis points decrease in healthcare cost trend rate	(4)	(51)
100 basis points increase in healthcare cost trend rate	4	63
1 year increase of the expected life of the beneficiaries	1	14
The above sensitivities reflect the effect of changing one
assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.
8.3    Share-based payments
ArcelorMittal issues equity-settled share-based payments to
certain employees which are RSUs and PSUs. Equity-settled
share-based payments are measured at fair value (excluding
the effect of non market-based vesting conditions) at the grant date. The fair value determined at the grant date of the equity-
settled share-based payments is expensed on a graded
vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Where the fair value calculation requires modeling of the Company’s
performance against other market index, fair value is measured using the Monte Carlo pricing model to estimate the forecasted target performance goal for the company and its peer
companies. The expected life used in the model has been
adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility. The fair value determined at the grant date of the equity-settled share-based payments is
expensed on a straight line method over the vesting period.

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
The maximum number of PSUs and RSUs available for grant
during any given year is subject to the prior approval of the
Company’s shareholders at the AGM. The 2021, 2022, 2023
and 2024 Caps for the number of PSUs/RSUs that may be
allocated to the Executive Office and other retention and
performance based grants below the Executive Office level,
were approved at the AGMs on June 8, 2021, May 4, 2022, May
2, 2023 and April 30, 2024, respectively, at a maximum of
3,500,000 shares, 3,500,000 shares, 3,500,000 shares and
5,500,000 shares, respectively.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Conditions of the 2024 grant were as follows:

		Executive Office					Executive Officers
2024 Grant	●	PSUs with a three year performance period				●	PSUs with a three year performance period
	●	Value at grant 180% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:				●	Vesting conditions:
			Target	Stretch	Ceiling			Threshold	Target	Stretch	Ceiling
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% vs. weighted average	120% vs. weighted average	≥140% vs. weighted average		TSR vs. peer group (40%)	80% rolling average	100% rolling average	120% rolling average	≥140% rolling average
		Vesting percentage	100%	150%	200%		Vesting percentage	50%	100%	150%	200%
							ROCE (40%)	2/3 of target	100% of target	4/3 of target	155% of target
		ESG (30%): H&S 10%, Climate action 10% and D&I 10%	100% of target	120% of target	≥140% of target		Vesting percentage	50%	100%	150%	200%
		Vesting percentage	100%	150%	200%		ESG (20%): H&S 10%, Climate action 5% and D&I 5%	80% weighted average	100% of target	120% of target	140% of target
							Vesting percentage	50%	100%	150%	200%
						●	RSUs with a three year vesting period
Awards made in previous financial years which have not yet reached the end of the vesting period
ArcelorMittal's Equity Incentive Plan for senior management including Executive Officers follows the Company's strategy. In addition to the 2024 grant, the summary of outstanding plans as of December 31, 2024 is as follows:

		Executive Office				Executive Officers
2021 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target			Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% median	≥120% median		TSR vs. peer group (40%)	100% weighted average	≥120% weighted average
		Vesting percentage	50%	100%		Vesting percentage	100%	150%
						Gap to competition (40%)	100% of target	120% of target
		ESG (30%)		100% of target		Vesting percentage	100%	150%
						ESG 20%	100% of target	120% of target
		Vesting percentage		100%			100%	150%
					●	RSUs with a three year vesting period
					●	RSUs with a two year vesting period

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

		Executive Office				Executive Officers
2022 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 120% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions
			Threshold	Target				Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% vs. weighted average	≥120% vs. weighted average		TSR vs. peer group (40%)		100% weighted average	≥120% weighted average
		Vesting percentage	100%	150%		Vesting percentage		100%	150%
						Gap to competition (40%)		100% of target	120% of target
		ESG (30%): H&S 10%, Climate action 10% and D&I 10%	100% of target	120% of target		Vesting percentage		100%	150%
						ESG (20%): H&S 10%, Climate action 5% and D&I 5%		100% of target	120% of target
		Vesting percentage	100%	150%		Vesting percentage		100%	150%
					●	RSUs with a three year vesting period

		Executive Office				Executive Officers
2023 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 120% of base salary for the Executive Chairman and the CEO
	●	Vesting conditions:			●	Vesting conditions:
			Target	Stretch			Threshold	Target	Stretch
		TSR vs. peer group (50%) / EPS vs. peer group (20%)	100% vs. weighted average	≥120% vs. weighted average		TSR vs. peer group (40%)	—	100% weighted average	≥120% weighted average
		Vesting percentage	100%	150%		Vesting percentage	—	100%	150%
						ROCE (40%)	2/3 of target	100% of target	4/3 of target
		ESG (30%): H&S 10%, Climate action 10% and D&I 10%	100% of target	120% of target		Vesting percentage	50%	100%	150%
						ESG (20%): H&S 10%, Climate action 5% and D&I 5%	—	100% of target	120% of target
		Vesting percentage	100%	150%		Vesting percentage	—	100%	150%
					●	RSUs with a three year vesting period

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
The following table summarizes the Company’s share unit plans outstanding as of December 31, 2024:

At Grant date						Number of PSUs/RSUs issued as of December 31, 2024
Grant date	Type of plan	Number of PSUs/RSUs	Number of beneficiaries	Maturity	Fair value per PSU/ RSU	PSUs/ RSUs outstanding	PSUs/ RSUs forfeited	PSUs/ RSUs vested
December 5, 2024	RSU	1,636,575	1,092	December 5, 2027	25.33	1,636,575	—	—
December 5, 2024	PSU	1,664,925	847	January 1, 2028	23.89	1,664,925	—	—
December 5, 2024	Executive Office	241,856	2	January 1, 2028	22.35	241,856	—	—
December 8, 2023	RSU	1,269,300	958	December 8, 2026	25.58	1,217,900	47,976	3,424
December 8, 2023	PSU	985,700	256	January 1, 2027	22.06	928,100	57,600	—
December 8, 2023	Executive Office	141,973	2	January 1, 2027	20.49	141,973	—	—
December 13, 2022	RSU	866,000	802	December 13, 2025	27.61	773,900	82,269	9,831
December 13, 2022	PSU	644,800	242	January 1, 2026	23.64	582,700	62,100	—
December 13, 2022	Executive Office	141,564	2	January 1, 2026	22.47	141,564	—	—
December 16, 2021	PSU	575,400	244	January 1, 2025	28.29	482,250	93,150	—
December 16, 2021	Executive Office	109,143	2	January 1, 2025	27.20	109,143	—	—
Total		8,277,236			$20.49 – $28.29	7,920,886	343,095	13,255
The compensation expense recognized for PSUs and RSUs
was 37, 39 and 38 for the years ended December 31, 2024,
2023 and 2022, respectively.
Share unit plan activity is summarized below as of and for each year ended December 31, 2024, 2023 and 2022:

	RSUs		PSUs and Executive Office
	Number of RSUs	Fair value per RSU	Number of PSUs	Fair value per PSU
Outstanding, December 31, 2021	2,094,950	26.99	4,305,811	20.58
Granted	866,000	27.61	786,364	23.43
Exited	(17,294)	26.21	(673,661)	20.84
Forfeited	(106,506)	26.36	(725,018)	19.54
Outstanding, December 31, 2022	2,837,150	27.20	3,693,496	21.35
Granted	1,269,300	25.58	1,127,673	21.86
Exited	(1,232,074)	24.05	(1,434,251)	18.16
Forfeited	(116,576)	26.90	(92,616)	22.21
Outstanding, December 31, 2023	2,757,800	27.88	3,294,302	22.89
Granted	1,636,575	25.33	1,906,781	23.70
Exited	(635,276)	32.54	(565,731)	19.44
Forfeited	(130,724)	28.21	(342,841)	21.74
Outstanding, December 31, 2024	3,628,375	25.90	4,292,511	23.79
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
9.1    Provisions

	Balance at December 31, 2023	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2024
Environmental	620	120	(207)	(27)	506
Emission obligations	29	423	(15)	(17)	420
Asset retirement obligations	380	172	(34)	(40)	478
Site restoration	147	21	(52)	(7)	109
Staff related obligations	162	37	(41)	(14)	144
Voluntary separation plans	32	66	(22)	10	86
Litigation and other (see note 9.3)	349	79	(87)	(36)	305
Tax claims	81	18	(11)	(9)	79
Other legal claims	268	61	(76)	(27)	226
Commercial agreements and onerous contracts	29	24	(16)	(4)	33
Other	317	38	(102)	(36)	217
	2,065	980	(576)	(171)	2,298
Short-term provisions	588				938
Long-term provisions	1,477				1,361
	2,065				2,298

	Balance at December 31, 2022	Additions[1]	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2023
Environmental	566	113	(76)	17	620
Emission obligations	522	3	(486)	(10)	29
Asset retirement obligations	349	21	(3)	13	380
Site restoration	152	8	(17)	4	147
Staff related obligations	137	50	(29)	4	162
Voluntary separation plans	23	8	(17)	18	32
Litigation and other (see note 9.3)	289	66	(62)	56	349
Tax claims	73	16	(14)	6	81
Other legal claims	216	50	(48)	50	268
Commercial agreements and onerous contracts	28	6	(6)	1	29
Other	341	85	(117)	8	317
	2,407	360	(813)	111	2,065
Short-term provisions	1,101				588
Long-term provisions	1,306				1,477
	2,407				2,065
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
Provisions for emission obligations are recognized to cover the shortage between the Company's CO2 emissions and the
allowances granted, based on the market value of the CO2
allowances as of the reporting date or purchase price of the acquired CO2 emission rights. In 2024, provisions for emission obligations increased due to higher production in Europe as
compared to 2023, which was impacted by outages of blast
furnaces. The Company uses derivative financial instruments
and spot purchases to manage its exposure to fluctuations in prices of emission rights allowances. See note 6.3 for the details of the cash flow hedging in place for emission rights, note 4.5 for
CO2 emission rights held as current assets and note 5.1 for CO2 emission rights held as Intangible non-current assets. The
Company also receives indirect compensation through rebates
on its energy tariffs.
Provisions for site restoration are related to costs in connection with the dismantling of site facilities, mainly in France, of which
61 and 66 at December 31, 2024 and 2023, respectively, with
respect to the dismantling of the Florange liquid phase.
Provisions for staff related obligations primarily concern Brazil and are related to various employees’ compensation.
Provisions for voluntary separation plans primarily relate to plans in South Africa, Spain, France and Belgium, which are
expected to be settled within one year. In 2024, the increase in provisions for voluntary separation plans included 27 related to the Longs Business of ArcelorMittal South Africa and 33 with respect to the Sustainable Solutions reportable segment.
Provisions for litigation include losses relating to present legal obligations that are considered to be probable see also note 9.3.
In 2024 and 2023 provisions for commercial agreements and
onerous contracts were primarily linked to onerous contracts in
South Africa, Poland and Spain.
Other provisions of 73 and 182 at December 31, 2024 and
2023, respectively, are related to the Complementary
Agreement Term signed in 2021 between ArcelorMittal Brazil,
the Federal and State Prosecutor Offices and the Commission
representing affected people, which includes precautionary
evacuation of the communities close to the Serra Azul dam, as well as the commitment to implement action plans to ensure the stability, security and decommissioning of the tailing dam. Other provisions also comprise technical warranties and guarantees.
Environmental Liabilities
ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating
subsidiaries. As of December 31, 2024, excluding asset
retirement obligations, ArcelorMittal had established provisions of 506 for environmental remedial activities and liabilities. The provisions for all operations by geographic area included mainly
340 in Europe, 94 in South Africa and 69 in Canada.
Europe
Environmental provisions for ArcelorMittal’s operations in
Europe are mainly related to the investigation and remediation of environmental contamination at current and former operating sites in Belgium (58), Luxembourg (81), France (55),  Poland
(102) and Germany (34). This investigation and remediation
work relates to various matters such as decontamination of
water discharges, waste disposal, cleaning water ponds and
remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health
protection measures such as fire prevention and additional
contamination prevention measures to comply with local health and safety regulations.
In Belgium, environmental provisions mainly relate to legal site remediation obligations linked to the closure of the primary installations at the Liège site of ArcelorMittal Belgium. The provisions also include the external recovery and disposal of waste, residues or by-products that cannot be recovered
internally at the ArcelorMittal Ghent and Liège sites and the removal and disposal of material containing asbestos.
On April 30, 2024, ArcelorMittal completed the sale and transfer of certain environmental obligations related to several industrial wastelands including the Chertal site, blast furnaces B and 6 and the coke plant in Liège (Belgium) to different private
investors and the Walloon Region. Accordingly, the Company
derecognized 148 environmental provisions and recognized
current and non-current liabilities for the same amount with respect to the funding of such obligations.
In Luxembourg, environmental provisions relate to the post-
closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
In France, environmental provisions principally relate to the remediation of former sites, including several coke plants and the remediation and improvement of storage of residues and
secondary materials, treatment of slag dumps, disposal of waste at different ponds and landfills, removal of asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage.
Most of the provision relates to the stocking areas at the Dunkirk site, the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent
environmental damage, and the treatment and elimination of
waste.
In Poland, environmental provisions include 89 for cleaning and remediation costs following the closure of primary facilities in
Kraków, including coke plant and land remediation of post-
industrial areas in Ruszca (district of Kraków).
In Germany, the 34 environmental provision essentially relates to ArcelorMittal Bremen’s post-closure obligations at the Prosper coke plant in Bottrop mainly established for soil remediation, groundwater treatment and monitoring.
South Africa
AMSA's environmental provisions include 26 related to the
decommissioned Pretoria Works site in a state of care and
maintenance with ongoing rehabilitation and 20 related to the
Newcastle Works site mainly with respect to air quality
improvements, waste site remediation and storm water
management. AMSA's environmental provisions also include 32
related to the environmental rehabilitation of the Thabazimbi mine.
Canada
In Canada, ArcelorMittal Dofasco has a 26 environmental
provision for the expected cost of remediating toxic sediment located at the East Boatslip site.
Asset retirement obligations
Asset retirement obligations ("AROs") arise from legal
requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life, mainly in connection with mining operations. As of December 31, 2024,
ArcelorMittal had established provisions for AROs of 478,
including mainly 159 for Brazil, 134 for Canada, 59 for Mexico,
52 for Ukraine and 46 for Germany, As of December 31, 2024,
AROs related to mining activities and total undiscounted amount of site restoration obligations amounted to 424 and 984,
respectively.
Additions to AROs in 2024 included 136 related to the
decommissioning of the Serra Azul mine (Brazil) tailing dam
scheduled to begin in 2025.
AROs in Canada relate to site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire Lake, and the accumulation area of mineral substances at the facility of
Port-Cartier in Quebec, upon closure of the mines pursuant to the restoring plan of the mines. In addition, Dofasco has legal obligations for the former Sherman Mine site near Temagami,
Ontario.
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
9.2    Other long-term obligations

	Balance at December 31,
	2024	2023
Derivative financial instruments (notes 6.1 and 6.3)	343	76
Payable from acquisition of financial assets	302	125
Unfavorable contracts	156	233
Income tax payable	156	185
Put option liability ArcelorMittal Texas HBI (note 11.5.2)	176	158
Put option liability Sonasid (note 11.5.2)	114	116
Other	175	168
Total	1,422	1,061
As of December 31, 2024, payable from non-cash acquisition of financial assets included 222 relating to outstanding equity contributions for joint ventures (in addition to 224 classified as accrued expenses and other liabilities, see note 4.8).
Additionally, 39 and 52 respectively, were related to AMNS
India's debt guarantee (see note 9.4).
Unfavorable contracts of 156 and 233 as of December 31, 2024 and 2023, respectively, mainly related to ArcelorMittal Pecém
(see note 2.2.4) and ArcelorMittal Brasil.
As of December 31, 2024, the income tax payable mainly
related to income tax contingencies (in majority unasserted
claims) and withholding tax.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
9.3    Contingent liabilities
Tax Claims
ArcelorMittal is a party to various tax claims. As of
December 31, 2024, ArcelorMittal had recorded short-term and long-term liabilities related to income tax contingencies of 267 and provisions for non-income tax claims in the aggregate of 79 for which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) for which
ArcelorMittal had recorded a provision as of December 31,
2024, (ii) that constitute a contingent liability, (iii) that were resolved in 2024 or (iv) that were resolved and had a financial impact in 2023 or 2022, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against the pending claims discussed below. Claims that
previously were disclosed may no longer be described because of rulings in the case, changes in ArcelorMittal’s business or other developments rendering them, in ArcelorMittal’s judgment, no longer material. These include the claims disclosed in the previous year for which ArcelorMittal no longer expects to report on their status, absent a change in ArcelorMittal’s judgment of their materiality.
Brazil
In 2011, ArcelorMittal Brasil received a tax assessment for
corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer ("MTO") made by
ArcelorMittal (ex-Mittal Steel N.V.) to minority shareholders of
Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for
ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of
controlled companies in Argentina and Costa Rica. In January
2025, ArcelorMittal Brasil was formally notified of the decision
(issued in April 2024) that annulled 78% of the tax assessment, and the Federal Revenue Service has already partially written off 339 that was annulled. The outstanding claim value amounts to 75.
In April 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in a 52 financial impact arising from a write off of 'net operating loss carry forward' with respect to the
2011-2012 tax year. ArcelorMittal Brasil appealed against the unfavorable decision on the lower instances of the assessment in the third instance of the administrative tribunal in November
2019. In November 2024, ArcelorMittal Brasil was formally
notified of the administrative court's decision (issued in April
2024) in the Company's favor in respect of approximately 64%
of the claim. The outstanding claim value is 19.
In December 2018, ArcelorMittal Brasil received a tax
assessment of 102, which could have an additional 18 financial impact arising from a write-off of 'net operating loss carry forward' with respect to the 2013-2014 tax years, principally in relation to the amortization of goodwill resulting from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. in 2007. After lower court decisions and appeals in November 2022, the second instance
of the administrative tribunal cancelled the tax assessment. In
January 2023, the Federal Revenue Service filed an appeal to the third instance of the administrative tribunal. In May 2024, the administrative tribunal ruled substantially in ArcelorMittal Brasil's favor, reducing the contingency amount to 22 and the financial impact from net operating loss to approximately 7.
Following the closure of the administrative proceedings in
relation to the April 2016 and December 2018 tax assessments described above, ArcelorMittal Brasil filed a judicial lawsuit (in
March 2025) challenging the outstanding claim amounts under
both of these tax assessments.
In December 2020, ArcelorMittal Brasil received a tax
assessment of 37 with respect to the 2015-2016 tax years,
related to the amortization of goodwill resulting from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to the minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. in 2007. ArcelorMittal
Brasil filed its defense in the first instance of the administrative tribunal in January 2021 which issued an unfavorable decision in August 2021. ArcelorMittal Brasil filed an appeal to the second instance of the administrative tribunal in September 2021. In
February 2025, the second instance of the administrative
tribunal ruled unfavorably to the Company. This decision is not definitive and the Company will file an appeal to the third
instance of the administrative tribunal.
In the period from 2014 to 2018, ArcelorMittal Brasil received tax assessments from the Federal Revenue Service in the
amount of 37 disputing its use of credits for PIS and COFINS social security taxes in 2010, 2011 and 2013. The disputes
relate to the concept of production inputs in the context of these taxes. In four of the cases, the tax assessments have been
partially reduced and ArcelorMittal Brasil's subsequent appeals to dispute the remaining amounts are currently pending. One of

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
these cases has already closed at the administrative level and is pending a decision at the first judicial level. In the fifth case, the administrative tribunal of the first instance upheld the tax assessment in March 2017, and ArcelorMittal Brasil appealed to the second instance of the administrative tribunal. In the sixth case, the first instance of the administrative tribunal issued an unfavorable decision in April 2017, and ArcelorMittal Brasil appealed to the second instance of the administrative tribunal.
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
Accordingly and as a result of this legal clarification, in 2022,
ArcelorMittal recorded PIS/COFINs tax credits in cost of sales in the amount of 300 with respect to prior periods. In September
2024, the second case was upheld in the administrative tribunal of second instance, with the appeal being partially granted in relation to credits on the following expenses: (i) scrap
acquisition freight not subject to the payment of contributions under the terms of CARF summary no. 188; (ii) waste recovery:
(iii) analysis services, water treatment and recovery and (iv)
personal protective equipment. ArcelorMittal Brasil was notified of such decision in January 2025 and is waiting for the Federal
Revenue Service to recalculate the remaining amount of the
debt.
In May 2014, ArcelorMittal Comercializadora de Energia
received a tax assessment from the state of Minas Gerais
alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to
December 2013. The amount claimed totals 33. Following the
conclusion of this proceeding at the administrative level, the
Company received the tax enforcement notice in December
2015 and filed its defense in February 2016. In April 2016,
ArcelorMittal Comercializadora de Energia received an
additional tax assessment in the amount, of 48, after taking account of a reduction of fines mentioned below regarding the same matter, for infractions which allegedly occurred during the
2014 to 2015 period, and filed its defense in May 2016.
Following appeal, the Company received a notice from the tax authority in November 2017 that reduced the fees in the second case by 12, due to retrospective application of a new law. In addition, in February 2019, a reduction of the fine by 7 was finalized in the first case due to the retrospective application of a new law. In October 2024, the first case was dismissed
unfavorably to ArcelorMittal Brasil, validating the tax assessment and in November 2024, ArcelorMittal Brasil filed a motion for clarification. In the second case, in July 2024, a favorable decision was granted by the first instance, cancelling the tax assessment, but, as only one of the tax infractions was
analyzed, both parties filed a motion for clarification. In October
2024, the State's appeal was granted, confirming the tax
assessment, and only removing the collection of the fines that exceeds 100% of the tax value, for each penalty. In November
2024, ArcelorMittal Brasil filed a new appeal (motion for
clarification) that is still pending.
In 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the Company,
through its branches in that state, had not made advance
payments of ICMS on sales in that state covering the period
from May 2010 to April 2015. The amount claimed totals 73. In the Administrative instance, all the cases were unfavorably
closed. ArcelorMittal Brasil filed 5 lawsuits to discuss the matter.
In the first judicial instance, ArcelorMittal Brasil obtained a largely favorable decisions in all cases. There were appeals from the Company and the tax authority. In September 2022, the second judicial instance ruled a largely favorable decision for the Company in one case (in amount of 4). In November 2023,
the second judicial instance ruled a largely favorable decision in the Company in two cases (in the amount of 7). In December
2023, the court of the second judicial instance ruled against the
Company in another case (in the amount of 1) and began
adjudicating the last case (in the amount of 61). In December
2024, the State Court ruled in favor of ArcelorMittal Brasil in the last case, which, together with the prior favorable decisions, reduces the contingency by 88%. The Tax Authority can still
appeal to the Superior Court of Justice.
On May 17, 2016, ArcelorMittal Brasil received a tax
assessment from the state of Santa Catarina in the amount of
107 alleging that it had used improper methods to calculate the amount of its ICMS credits. In the Administrative instance, the case was unfavorably closed in November 2020, and
ArcelorMittal Brasil filed a lawsuit to challenge the assessment.
The case is pending at the judicial instance currently.
In January 2023, ArcelorMittal Brasil received a tax assessment from the Federal Revenue Service in an amount of 132 in which the tax authority rejected the offsetting of PIS/COFINS credits used by the Company in 2018. The dispute relates to various
types of credits such as credits recognized in Court processes
(exclusion of ICMS from the PIS and COFINS calculation base,
PIS/COFINS credits in the Manaus Free Trade Zone), expenses
related to the acquisition of scrap (including freight), expenses related to port handling, and expenses for freight for finished products. ArcelorMittal Brasil filed an administrative defense in
February 2023. In November 2023,ArcelorMittal Brasil was
notified of the unfavorable decision and filed an appeal in
December 2023. In August 2024, the second instance of the
Administrative Court ruled in favor of the Company, determining the return of the case to the first instance for a new trial.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
In January 2023, ArcelorMittal Brasil received a tax assessment in an amount of 13 for a 50% fine for alleged non-payment of the monthly estimate of CIT related to fiscal year 2018. The
Federal Revenue accuses the Company of undue offsetting of
CIT credits paid in Venezuela from 2010 to 2014 when
calculating the monthly IRC estimate for 2018. In February
2023, ArcelorMittal Brasil filed its defense. In September 2023, the first instance of the Administrative Court ruled against the
Company and ArcelorMittal Brasil filed an appeal. On
September 11, 2024, the second instance of the Tax
Administrative Court (CARF) began the trial of the Company's appeal. In November 2023, ArcelorMittal Brasil received a new tax assessment of 51. The Federal Revenue accuses the
Company of allegedly undue offsetting of CIT credits paid in
Venezuela from 2010 to 2014 and offset by ArcelorMittal Brasil in 2018. In December 2023, the Company filed an administrative defense. In June 2024, the first instance of the Administrative
Court decided unfavorably to the appeal filed by the Company.
In July 2024, the Company filed an appeal. Both cases are
currently pending judgment by the second instance of the
Administrative Court.
In August 2024, ArcelorMittal Brasil received a new tax
assessment related to PIS and COFINS credits for the period
2019-2020 (first case). Due to this new tax assessment, the
Federal Union also issued 10 decisions that did not approve or only partially approved PIS/COFINS credits used during the
same period to offset debts, creating 10 more cases. The total value claimed in these 11 cases is 97. In September 2024,
ArcelorMittal Brasil filed an administrative defense for 9 out of the 11 cases. For other 2 cases, AM Brasil was notified in April
2024 and filed an administrative defense in May 2024. In August
2024, a new decision was issued regarding the third case,
reviewing the previous disallowance, and approving an
additional part of the offsetting. AM Brasil presented a further defense in September 2024.
In December 2024, ArcelorMittal Brasil received a new tax
assessment in the amount of 51 charging corporate income tax
(IRPJ and CSLL) related to the taxation of controlled foreign companies (CFC taxation), questioning (i) the taxation of
Venezuela’s results (UNKI and UNICON), as well as their
consolidation in ArcelorMittal Brasil’s CIT tax base; and (ii)
ArcelorMittal Brasil’s right to offset on a monthly basis or at the end of the fiscal year – tax credits paid in Argentina by VSA’s subsidiaries (related to previous years). ArcelorMittal Brasil filed its defense in January 2025.
Mexico
In 2015, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Mexico, with respect to 2008,
principally due to improper interest deductions relating to certain loans, and unpaid corporate income tax for interest payments that the tax authority categorized as dividends. ArcelorMittal
Mexico's complaint for annulment before a Federal
Administrative and Tax Court is pending. The amount of the tax assessment as of December 31, 2024 is 215.
In October 2018, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, with respect to
2013 due to: (i) improper interest deductions relating to certain loans (ii) non-deduction of advanced rent payments and (iii)
non-deduction of rolling roll expenses. In November 2018,
ArcelorMittal Las Truchas filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was rejected in June 2019 and is being appealed. Therefore, in
August 2019, ArcelorMittal Las Truchas filed an annulment
complaint before a Federal Administrative and Tax Court. In
June 2023, the Federal Administrative and Tax Court ruled
against the annulment claim. In July 2023, ArcelorMittal Las
Truchas filed an appeal before the Court of Appeal. The amount of the tax assessment as of December 31, 2024 is 112.
On February 24, 2023, the Tax Administration Service notified
ArcelorMittal Las Truchas of a tax assessment, with respect to
2014. In April 2023, ArcelorMittal Las Truchas filed an
administrative appeal in respect of this assessment before the
Tax Administrative Service. The amount of the tax assessment as of December 31, 2024 is 109.
A tax assessment in the amount of 190 was issued by the
Mexican Tax Authorities to ArcelorMittal Las Truchas in
September 2024. The tax authority is disputing deductions
relating to back-to-back loan interest, forex losses and Net
Operating Losses for the years 2013-15. ArcelorMittal Las
Truchas filed its defense in October 2024.
Competition/Antitrust Claims
ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2024, ArcelorMittal had recorded a non-
material amount provision in respect of such claims. Set out below is a summary description of competition/antitrust claims
(i) that constitute a contingent liability, (ii) that were resolved in
2024 or (iii) that were resolved and had a financial impact in
2023 or 2022, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.
Brazil
In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic
Defense (“CADE”) against three long steel producers, including
ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE issued its final decision against ArcelorMittal Brasil, imposing a fine of 71. ArcelorMittal Brasil appealed the decision issued against it. On December 30, 2024, CADE and ArcelorMittal

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Brasil signed a settlement agreement in the context of the
“Desenrola Program” launched by the Federal Government.
ArcelorMittal Brasil paid 17 to the Federal Government and filed a petition asking for the extinction of the annulment
proceedings, conditioned on the approval of the transaction.
Therefore, the actual amount in dispute is nil as of December
31, 2024.
There is also a related class action commenced by the Federal
Public Prosecutor of the state of Minas Gerais against
ArcelorMittal Brasil for damages in an amount of 70 based on the alleged violations investigated by CADE. The injunction
requested by the Federal Prosecution Office was denied. The
case is awaiting judgement.
A further related lawsuit was commenced in February 2011 by
four units of Sinduscons, a civil construction trade organization, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil claiming damages based on an alleged cartel in the rebar
market as investigated by CADE and as noted above. The case
is awaiting judgement.
Other Legal Claims
ArcelorMittal is a party to various other legal claims. As of
December 31, 2024, ArcelorMittal had recorded provisions of
226 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary
description of the other legal claims (i) in respect of which
ArcelorMittal had recorded a provision as of December 31,
2024, (ii) that constitute a contingent liability, (iii) that were resolved in 2024, or (iv) that were resolved and had a financial impact in 2023 or 2022, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the claims discussed below that remain
pending. Other legal claims that previously were disclosed may no longer be described because of rulings in the case, changes in ArcelorMittal’s business or other developments rendering
them, in ArcelorMittal’s judgment, no longer material. These include claims disclosed in the previous year for which
ArcelorMittal no longer expects to report on their status, absent a change in ArcelorMittal’s judgment of their materiality.
Brazil
In 2015, the SINDIMETAL (employees’ union) filed a lawsuit
against ArcelorMittal Brasil to annul all the collective labor agreements related to 12-hour work shifts. The case impacts a group of approximately 2,500 employees. In July 2022, the
Supreme Court decided a leading case, not involving
ArcelorMittal Brasil, that may favorably impact ArcelorMittal
Brasil's case, which is currently pending on appeal. The
estimated amount of claim is 55.
In April 2017, a shareholder in Siderúrgica Três Lagoas
(“SITREL”) (of which ArcelorMittal Brasil is the other
shareholder), commenced an arbitration against Votorantim
Siderurgia S.A. (which subsequently merged into ArcelorMittal
Brasil) and SITREL with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM-CCBC). The
dispute concerns a provision in SITREL’s joint venture
agreement relating to the formula used t~~o~~ determine the selling price for steel billets supplied by ArcelorMittal Brasil to SITREL from January 2013 onwards. The shareholder has alleged that
the steel billets were overpriced and is seeking compensation for overpaid amounts on both a retrospective and prospective basis, with the initial amount claimed totaling 33. In April 2022, a final arbitral award was issued, which has been satisfied by
ArcelorMittal Brasil. Given ArcelorMittal Brasil’s ownership interest in SITREL, the financial impact for ArcelorMittal was a net loss after tax of approximately 126 (67 net of partial recovery through dividend payment from SITREL) in 2022.
On March 30, 2022, Votorantim S.A. (“Votorantim”) exercised
the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal
Brasil to the Company, following the acquisition of Votorantim's long steel business in Brazil in 2018. There is a dispute between the parties as to the value of the put option. Votorantim has valued the put option at BRL 5.825 billion (i.e. 941). In
September 2022, Votorantim commenced an arbitration against
ArcelorMittal Brasil seeking the full amount of its valuation of the put option, reduced by the undisputed amount ArcelorMittal
Brasil accepted as the value of the put option and which was paid in January 2023 for 179 (see note 11.5.2). The parties have filed their respective statements of defense and rejoinders in the arbitration. Votorantim claimed in its rejoinder an additional amount of BRL 144 million (i.e. 23). The hearing was held in
October 2024 and the award is currently pending. Post-hearing briefs were submitted in January 2025.
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
France
Retired and current employees of certain French subsidiaries of
ArcelorMittal have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French
social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the social security authorities resulting in an investigation and a level of compensation paid by social security. Once the social security authorities recognize the work-
related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute
inexcusable) to obtain additional compensation from the
employer before a special tribunal. For faute inexcusable cases, the primary health insurance fund, CPAM - advances, the
amount of damages and pension increase are reimbursed by
the employer found at fault and takes recourse action against the employer.
The number of claims outstanding for asbestos exposure at
December 31, 2024 was 203 as compared to 243 at
December 31, 2023.
Minority Shareholder Claims Regarding the Exchange Ratio in
the Second-Step Merger of ArcelorMittal into Arcelor
ArcelorMittal is the company that resulted from the acquisition of
Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then
ArcelorMittal and Arcelor. Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the
exchange ratio applied in the second-step merger between
ArcelorMittal and Arcelor and the merger process as a whole.
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
AAA claimed, inter alia, damages in a nominal amount and
reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris were stayed, pursuant to a ruling of such court on
July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction)
triggered by the complaints of AAA and several hedge funds
(who quantified their total alleged damages at 282). The
dismissal of charges (non-lieu) ending the preparatory
investigation became final in March 2018. On March 6, 2020
AAA revived its claim before the civil court of Paris on its behalf and on behalf of the hedge funds who had also filed a criminal complaint, as well as two new plaintiffs. In October 2024, the court ruled in ArcelorMittal's favor, dismissing all of AAA's claims. Following AAA's appeal in December 2024, AAA filed
their first brief in March 2025, which quantified its damages claim at 420 (€404 million) plus interest.
Poland
In October 2024, ArcelorMittal Global Holding S.à.r.l.,
ArcelorMittal Poland S.A. and ArcelorMittal Long Products
Europe Holding S.à.r.l. were served with a Request for
Arbitration filed by Tauron Polska Energia S.A. ("Tauron"). The dispute arises out of the exercise of put-options in Tameh
Holding, a joint venture between the Company and Tauron. The
Company's reply to the summons was filed on October 30,
2024. Each party claims to have exercised an effective put-
option, which the other party disputes. Tauron seeks the
payment of 145 (PLN 598 million) for its 50% shareholding in
Tameh. In the response, the Company filed a counterclaim
against Tauron for the same amount. Tribunal selection is
ongoing.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
9.4    Commitments

	December 31,
	2024	2023
Commitments related to purchases of raw materials and energy	10,082	11,346
Guarantees, pledges and other collateral	10,019	8,888
Capital expenditure commitments	1,542	2,799
Other commitments	1,294	1,374
Total	22,937	24,407
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
Commitments related to purchases of raw materials and energy included commitments given to associates for 1,704 and 1,487 as of December 31, 2024 and 2023, respectively. Purchase
commitments given to associates included 798 and 704 as of
December 31, 2024 and 2023, respectively, related to the gas supply agreement with Kryvyi Rih Industrial Gas. Purchase
commitments included commitments given to joint ventures for
719 and 838 as of December 31, 2024 and 2023, respectively.
Purchase commitments given to joint ventures included 287 and
334 related to Tameh and 380 and 413 related to Enerfos as of
December 31, 2024 and 2023, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 256 and 155 as of December 31,
2024 and 2023, respectively. Additionally, guarantees of 11 and
12 were given on behalf of associates and guarantees of 6,259 and 4,992 were given on behalf of joint ventures as of
December 31, 2024 and 2023, respectively.
Guarantees given on behalf of joint ventures included 1,183
and 421 on behalf of Calvert, 186 and 208 on behalf of Al Jubail,
183 and nil on behalf of VdSA and 303 and 480 in relation to outstanding lease liabilities for vessels operated by Global
Chartering as of December 31, 2024 and 2023, respectively.
Guarantees given on behalf of Calvert increased by 846 in 2024 in relation to a loan from the Industrial Development Authority of
Mobile County in Alabama (USA) following the issuance of
bonds. Guarantees given on behalf of joint ventures also
included 4,038 and 3,490 as of December 31, 2024 and 2023
corresponding to ArcelorMittal's 60% guarantee of the debt
under the term loan agreements entered into by the AMNS India joint venture with various Japanese banks.
As of December 31, 2024, pledges and other collateral mainly related to (i) mortgages entered into by the Company’s
operating subsidiaries and (ii) inventories and receivables
pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 144 and ceded
bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 95. Pledges of property, plant and equipment were 33 and 59 as of December 31, 2024 and 2023,
respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 291 and 319 of commitments given on behalf of associates as of December 31,
2024 and 2023, respectively, and 404 and 313 of commitments
given on behalf of joint ventures as of December 31, 2024 and
2023, respectively.
Capital expenditure commitments
Capital expenditure commitments relate to commitments with
respect to purchases of property, plant and equipment including in the context of expansion and improvement projects.
Capital expenditure commitments include 257 and 507 at
December 31, 2024 and 2023, respectively, relating to
ArcelorMittal Liberia Ltd in connection with Phase 2 expansion involving the construction of 20 million tonnes of concentrate sinter fines capacity and associated infrastructure.
Capital expenditure commitments also include 12 and 49 at the iron ore Serra Azul mine (Brazil) at December 31, 2024 and
2023, respectively, in connection with the construction of
facilities to produce 4.5 million tonnes per annum of DRI quality pellet feed.
Other commitments
As of September 21, 2018 an Environmental Commitment
Agreement ("ECA") has been executed between ArcelorMittal
Brasil, local government and the Brazilian environmental
authorities. ArcelorMittal Brasil committed to carry out, until
2026, a series of environmental operational and capital
investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA
requirements, ArcelorMittal Brasil may need to acquire new
equipment and change some of its current operating methods
and processes. As of December 31, 2024 and 2023,
ArcelorMittal Brasil estimated the underlying costs to implement those investments at 12 and 78, respectively. The non-
compliance with ECA would lead to fines amounting to a
maximum of 16 and 21 as of December 31, 2024 and 2023,
respectively. On November 19, 2021, following a protocol of
intent agreed between the Minas Gerais State Government,
ArcelorMittal Brasil and BMB Belgo Mineira Bekaert Artefatos

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
De Arame Ltd ("BMB"), ArcelorMittal Brasil committed to carry out capital expenditures at its facilities in Minas Gerais State, besides employment generation. As of December 31, 2024 and
2023, commitments related to this project were 295 and 348,
respectively.
Other commitments given also comprise commitments incurred
for gas supply to electricity suppliers.
Commitments to sell
In addition to the commitments presented above, the Company
has firm commitments to sell for which it also has firm
commitments to purchase included in purchase commitments
for 2,897 and 131 as of December 31, 2024 and 2023,
respectively, and mainly related to natural gas and electricity.
Commitments to sell included 2,787 as of December 31, 2024
relating to the 25-year offtake agreement entered into in 2024 between the Company and AMNS India for the supply of
renewable electricity from wind and solar power generation at the Company's facility in Andhra Pradesh (India).
Other
On February 28, 2024, the State of the Grand-Duchy of
Luxembourg exercised the right (following an agreement signed between ArcelorMittal, the Fonds d'Urbanisation et
d'Aménagement du Plateau de Kirchberg and the State of the
Grand-Duchy of Luxembourg on December 20, 2022) to acquire
50% of ArcelorMittal's future new headquarters and related
right-of-use of land in the Kirchberg district of the city of
Luxembourg. The acquisition price is based on construction
cost. On July 31, 2024, ArcelorMittal and the State of the Grand-
Duchy of Luxembourg signed a sale compromise pursuant to
which this acquisition will be completed at the end of the
construction time.
As of December 31, 2024, the Company holds PPAs for renewable electricity as summarized below:

Segment	Number of contracts	start-end dates	Average remaining contract duration (in years)	Committed amount
Brazil*	12	2016-2053	8.67	1,309
Europe	3	2019-2032	6.00	67
*At December 31, 2024, the Company has not yet recognized a commitment with respect to the PPA signed between ArcelorMittal Brasil and VdSA. The Company may have a potential commitment of approximately 1.5 billion upon commissioning of the VdSA power plant, which is currently under construction. The PPA is established for a duration of 20 years, commencing in 2026 contingent to commissioning of the VdSA power plant.
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
The Company has adopted International Tax Reform – Pillar
Two Model Rules (Amendments to IAS 12 upon their release on
May 23, 2023). The Amendments provide a temporary
mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require disclosures about the Pillar Two exposure from December 31, 2023. The
Company has applied a temporary mandatory relief from
deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when incurred.
Pillar Two legislation has been enacted or substantively enacted in the jurisdiction of ArcelorMittal S.A., the ultimate parent of the
Group, and in certain other jurisdictions where the Company
operates. The legislation is effective for the Company’s financial year beginning January 1, 2024.  Based on the applicable
criteria, the Company is subject to Pillar Two minimum tax.
10.1    Income tax expense
The components of income tax expense (benefit) are
summarized as follows:

	Year ended December 31,
	2024	2023	2022
Total current tax expense [1]	1,025	1,008	2,080
Total deferred tax expense (benefit)	510	(770)	(363)
Total income tax expense	1,535	238	1,717
The following table reconciles the expected tax expense at the statutory rates applicable in the countries where the Company operates to the total income tax expense as calculated:

	Year ended December 31,
	2024	2023	2022
Net income (loss) (including non- controlling interests)	1,380	1,022	9,538
Income tax expense	1,535	238	1,717
Income before tax	2,915	1,260	11,255
Tax expense at the statutory rates applicable to income in the countries [2]	582	454	2,818
Permanent items	(31)	(101)	(303)
Rate changes	370	—	—
Net change in measurement of deferred tax assets	182	(423)	(1,154)
Tax effects of foreign currency translation	(21)	(20)	(34)
Tax credits	(16)	(26)	(22)
Other taxes	219	324	394
Others	250	30	18
Income tax expense	1,535	238	1,717
1.For the year ended December 31, 2024, current income tax expense includes
6 of top-up tax in relation to Pillar Two taxation.
2.Tax expense at the statutory rates is based on income before tax excluding income from investments in associates, joint ventures and other investments.
ArcelorMittal’s consolidated income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in
Eastern Europe and Asia, which have a structurally lower
corporate income tax rate than the statutory tax rate as enacted

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
in Luxembourg (23.87%), as well as in jurisdictions, mainly in
Brazil and Mexico, which have a structurally higher corporate income tax rate.

Permanent items	Year ended December 31,
	2024	2023	2022
Taxable reversals of (tax deductible) write-downs on shares and receivables	—	(647)	(109)
Non-deductible loss on disposal of Kazakhstan operations	—	573	—
Juros sobre o Capital Próprio	(4)	(117)	(229)
Other permanent items	(27)	90	35
Total permanent items	(31)	(101)	(303)
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
Non-deductible loss on disposal of Kazakhstan operations: the
Company recorded 0.9 billion impairment charges and 1.5 billion foreign exchange translation losses in connection with the
divestment of its operations in Kazakhstan in 2023. Both items were non-deductible for tax purposes, see note 2.3.
Rate changes
The 370 tax expense resulting from rate changes in 2024 is due to the decrease from 24.94% to 23.87% of the statutory tax rate as enacted in Luxembourg and applied to deferred taxes.
Net change in measurement of deferred tax assets
The 2024 net change in measurement of deferred tax assets of
182 mainly consists of (i) recognition of deferred tax assets in
Luxembourg of (381) mainly due to the utilization of
unrecognized tax losses carried forward, and (ii) net
unrecognition of 563 of deferred tax assets related to negative results for the year in other tax jurisdictions.
The 2023 net change in measurement of deferred tax assets of
(423) mainly consisted of (i) recognition of deferred tax assets in
Luxembourg of (314) including recognition of tax losses carried forward based on revised taxable income forecast of (366) and net recognition  of (109), of deferred tax assets in other tax jurisdictions, including (292) recognition related to higher future profits expectation.
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
year.
Tax effects of foreign currency translation
The tax effects of foreign currency translation of (21), (20) and
(34) at December 31, 2024, 2023 and 2022, respectively, refer mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes.
Tax credits
The tax credits are mainly attributable to the Company’s
operating subsidiaries in Brazil. They relate to credits claimed on foreign investments, credits for research and development and other credits.
Other taxes
Other taxes mainly include withholding taxes on dividends,
services, royalties and interests as well as mining duties in
Canada and Mexico, state tax, Corporate Alternative Minimum
Tax ("CAMT"), Base Erosion and Anti-Abuse Tax ("BEAT") in the
United States, and Cotisation sur la Valeur Ajoutée des
Entreprises ("CVAE'') in France.

Others	Year ended December 31,
	2024	2023	2022
Tax contingencies/settlements	263	43	(3)
Prior period taxes	(10)	(4)	14
Others	(3)	(9)	7
Total	250	30	18
Tax contingencies/settlements of 263, 43, and (3) at
December 31, 2024, 2023 and 2022, respectively, consist of
uncertain tax positions (see note 10.3)  including 202 recorded in 2024 for expected resolution of the tax disputes in the North
America segment.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
10.2    Income tax recorded directly in equity and/or other
comprehensive income

	Year ended December 31,
	2024	2023	2022
Recognized in other comprehensive income on:
Deferred tax expense (benefit)
Gain (loss) on derivative financial instruments	(107)	(126)	(31)
Recognized actuarial gain (loss)	17	(18)	193
Foreign currency translation adjustments	4	110	143
	(86)	(34)	305
Recognized directly in equity on:
Deferred tax expense (benefit)
Loss related to repurchase of MCNs	—	(231)	—
	—	(231)	—

Total	(86)	(265)	305
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
recorded as of the reporting date. (see notes 9.2 and 9.3).
10.4    Deferred tax assets and liabilities
The origin of the deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2024	2023	2024	2023	2024	2023
Intangible assets	21	19	(494)	(618)	(473)	(599)
Property, plant and equipment	289	412	(3,599)	(3,666)	(3,310)	(3,254)
Inventories	200	193	(60)	(73)	140	120
Financial instruments	23	16	(82)	(139)	(59)	(123)
Other assets	374	201	(652)	(499)	(278)	(298)
Provisions	692	815	(557)	(472)	135	343
Other liabilities	584	464	(109)	(126)	475	338
Tax losses and other tax benefits carried forward	9,733	10,302	—	—	9,733	10,302
Tax credits carried forward	241	208	—	—	241	208
Deferred tax assets (liabilities)	12,157	12,630	(5,553)	(5,593)	6,604	7,037
Deferred tax assets					8,942	9,469
Deferred tax liabilities					(2,338)	(2,432)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
Deferred tax assets recognized by the Company as of December 31, 2024 included the following:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	150,155	35,888	9,733	26,155
Tax credits carried forward	646	646	241	405
Other temporary differences	15,025	3,553	2,183	1,370
Total		40,087	12,157	27,930
Deferred tax assets recognized by the Company as of December 31, 2023 included the following:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses and other tax benefits carried forward	139,108	34,360	10,302	24,058
Tax credits carried forward	690	690	208	482
Other temporary differences	13,140	3,108	2,120	988
Total		38,158	12,630	25,528
As of December 31, 2024, the majority of unrecognized deferred tax assets relates to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily
France, Germany, Luxembourg, Spain and South Africa) with
different statutory tax rates. At each reporting date, ArcelorMittal considers existing evidence, both positive and negative,
including the earnings history and results of recent operations, reversals of deferred tax liabilities, projected future taxable income, and planning strategies, that could impact the view with regard to future realization of these deferred tax assets.
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
At December 31, 2024, the total amount of accumulated tax
losses in Luxembourg with respect to the ArcelorMittal S.A. tax integration amounted to 130.3 billion, of which 35.5 billion is considered realizable, resulting in the recognition of 8.5 billion of deferred tax assets at the applicable income tax rate in
Luxembourg. At December 31, 2023, the total amount of
accumulated tax losses in Luxembourg with respect to the main tax consolidation amounted to approximately 120.6 billion, of which 35.3 billion was considered realizable, resulting in the recognition of 8.8 billion of deferred tax assets at the applicable income tax rate in Luxembourg. Under the Luxembourg tax
legislation, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any specific yearly loss utilization limitations. The tax losses carried forward relate primarily to tax deductible write-down charges taken on
investments in shares of consolidated subsidiaries recorded by certain of ArcelorMittal’s holding companies in Luxembourg. Of the total tax losses carried forward, 69.7 billion may be subject to recapture in the future if the write-downs that caused them are reversed creating taxable income unless the Company
crystallizes them through sales or other organizational
restructuring activities.
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
At December 31, 2024, based upon the level of historical
taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that
ArcelorMittal will realize the benefits of the recognized deferred tax assets of 8.9 billion. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 8.9 billion is at least 39.3 billion.
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
As of December 31, 2024, ArcelorMittal recorded 132 of
deferred income tax liabilities in respect of deferred taxation that would arise if temporary differences on investments in
subsidiaries, associates and interests in joint ventures were to be realized in the foreseeable future as compared to 168 as of
December 31, 2023. No deferred tax liability has been
recognized in respect of other temporary differences on
investments in subsidiaries, associates and interests in joint ventures because the Company is able to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. The amount of these unrecognized deferred tax liabilities is 898 at
December 31, 2024 (870 at December 31, 2023).
10.5    Tax losses, tax credits and other tax benefits carried
forward
At December 31, 2024, the Company had total estimated tax
losses carried forward and other tax benefits of 150.2 billion.
This includes net operating losses and other tax benefits of 25.5 billion primarily related to subsidiaries in the Basque Country in
Spain, Luxembourg, Mexico, Poland and the United States,
which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2025	9	66	75
2026	10	33	43
2027	10	30	40
2028	16	181	197
2029	18	176	194
2030 - 2045	998	23,961	24,959
Total	1,061	24,447	25,508
The remaining tax losses carried forward and other tax benefits for an amount of 124.7 billion (of which 39.6 billion are
recognized and 85.1 billion are unrecognized) are carried
forward for unlimited period of time and primarily relate to the
Company’s operations in Brazil, France, Germany, Luxembourg, and Spain.
At December 31, 2024, the Company also had total estimated
tax credits carried forward of 646.
Such amount includes tax credits of 462 (of which 105
recognized and 357 unrecognized) primarily attributable to
subsidiaries in the Basque country in Spain and Luxembourg
which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2025	—	1	1
2026	—	1	1
2027	—	1	1
2028	—	1	1
2029	—	1	1
2030 - 2045	105	352	457
Total	105	357	462
The remaining tax credits for an amount of 184 of which 136 are recognized and 48 are unrecognized) are indefinite and
primarily attributable to the Company’s operations in Spain and the United States.
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
Share capital
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
852,809,772 and 303 as of December 31, 2023, respectively.
Share capital remained unchanged at December 31, 2024.
The Company’s shares consist of the following:

	December 31, 2022	Movement in year	December 31, 2023	Movement in year	December 31, 2024
Issued shares	877,809,772	(25,000,000)	852,809,772	—	852,809,772
Treasury shares	(72,471,843)	38,933,827	(33,538,016)	(50,725,134)	(84,263,150)
Total outstanding shares	805,337,929	13,933,827	819,271,756	(50,725,134)	768,546,622
The number of issued shares was 877,809,772 at December 31,
2022 and  852,809,772 at December 31, 2023 and 2024.
Authorized shares
Following the cancellation of treasury shares on April 28, 2023, authorized share capital decreased from 404 represented by
1,136,418,599 ordinary shares without nominal value as of
December 31, 2022 to 395 represented by 1,111,418,599
ordinary shares without nominal value as of December 31, 2023 and remained unchanged at December 31, 2024.
Share buyback
On April 25, 2022, ArcelorMittal completed its 1,000 share
buyback program announced on February 11, 2022 under the
authorization given by the annual general meeting of
shareholders of June 8, 2021 and repurchased 31.8 million
shares for a total value of €911 million (equivalent to 1000) at an approximate average price per share of €28.68 ($31.49).
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
The actual amount of shares that will be repurchased pursuant to this new program will depend on the level of post-dividend free cash flow ("FCF") (calculated as net cash provided by
operating activities less purchases of property, plant and
equipment and intangibles less dividends paid to non-controlling shareholders) generated over the period (the Company’s
defined policy is to return a minimum of 50% of post-dividend annual FCF), the continued authorization by shareholders, and market conditions. At market closure on December 31, 2024,
ArcelorMittal had repurchased 78.2 million shares for a total value of €1,802 million (1,952) at an average price per share of
€23.03 ($24.96).
The shares acquired under the different programs are intended to reduce ArcelorMittal’s share capital, and/or to meet
ArcelorMittal’s obligations arising from employee share
programs.
Treasury shares
ArcelorMittal held, indirectly and directly, 84.3 million and 33.5 million treasury shares as of December 31, 2024 and
December 31, 2023, respectively.
11.2    Equity instruments and hybrid instruments
Mandatory convertible bonds
The Company issued through Hera Ermac, a wholly-owned
subsidiary, 1,000 corresponding to 666,666 unsecured and
unsubordinated bonds mandatorily convertible into preferred
shares of such subsidiary ("MCBs"). The bonds were placed
privately with a Luxembourg affiliate of Crédit Agricole and are not listed. The Company has the option (fair value was nil as of
December 31, 2024 and 2023) to call the mandatory convertible bonds until 10 business days before the maturity date. Hera
Ermac invested the proceeds of the bonds issuance and an

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
equity contribution by the Company in notes issued by
subsidiaries of the Company and linked to the value of China
Oriental. The conversion date of the mandatory convertible
bonds was extended from time to time. The Company
determined that the MCBs are a hybrid instrument including an equity component recognized as non-controlling interests and a liability component for interest payments.
On March 14, 2023, the Company early repaid 226,666 out of
the 666,666 MCBs for a total cash consideration of 340.
Following the early partial repayment, the Company allocated the cash consideration to the liability component (25) and equity component (315) of the instrument, which resulted in 291
decrease in non-controlling interests and 24 decrease in
retained earnings consistent with the original allocation using the net present value of the future interest payments at the date of early redemption.
On December 21, 2023, the Company signed an agreement for
an extension of the conversion date of the mandatory
convertible bonds from January 31, 2024 to January 30, 2026.
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
Mandatorily convertible subordinated notes
On May 18, 2020, the Company completed an offering of
mandatorily convertible subordinated notes (“MCNs”) due May
18, 2023 for 1,250. The MCNs had a three-year maturity, were issued at 100% of the principal amount and were mandatorily
converted into common shares of the Company upon maturity
unless converted earlier at the option of the holders or
ArcelorMittal during the conversion period or upon occurrence of certain defined events. On May 19, 2023, upon mandatory
conversion of the 24,290,025 remaining outstanding MCNs,
ArcelorMittal delivered a total of 57,057,991 treasury shares (of which 9,396,120 to the Significant Shareholder) with a carrying amount of 1,534. The Company determined that the MCNs are
a hybrid instrument including an equity component and a liability component for interest payments . Following the mandatory
conversion, it derecognized the 509 equity component
presented separately in the statements of changes in equity and recognized a 1,025 (794 net of tax) decrease in additional paid-
in capital.
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
The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,
	2024	2023	2022
Net income attributable to equity holders of the parent	1,339	919	9,302
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	788	842	911
Incremental shares from assumed conversion of restricted share units and performance share units (in millions)	3	3	3
Weighted average common shares outstanding (in millions) for the purposes of diluted earnings per share	791	845	914
11.4    Dividends
Calculations to determine the amounts available for dividends are based on ArcelorMittal’s separate financial statements
(“ArcelorMittal S.A.”) which are prepared in accordance with
IFRS, as endorsed by the European Union. ArcelorMittal S.A.
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
Dividends are declared in U.S. dollar and are payable in either
U.S. dollar or in euros.

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

Description	Approved by	Dividend per share (in $)	Payout date	Total (in millions of $)
Dividend for financial year 2021	Annual general shareholders’ meeting on May 4, 2022	0.38	June 10, 2022	332
Dividend for financial year 2022	Annual general shareholders’ meeting on May 2, 2023	0.44	June 15, 2023 and December 7, 2023	369
Dividend for financial year 2023	Annual general shareholders’ meeting on April 30, 2024	0.50	June 12, 2024 and December 4, 2024	393
On April 30, 2024 at the annual general meeting of
shareholders, the shareholders approved the Company’s
dividend of $0.50 per share. The dividend amounted to 393 and payment includes two installments; the first installment of 200 was paid on June 12, 2024 and the second one of 193 was
settled on December 4, 2024.
In February 2025, the Board of Directors recommended the
base annual dividend of $0.55 per share, to be paid in two equal installments in June and December 2025, subject to the
approval of shareholders at the annual general meeting of
shareholders in May 2025.
11.5    Non-controlling interests
11.5.1 Non-wholly owned subsidiaries that have material non-controlling interests
The tables below provide a list of the subsidiaries which include significant non-controlling interests at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.

Name of Subsidiary	Country of incorporation and operation	% of non- controlling interests and non- controlling voting rights at December 31, 2024	% of non- controlling interests and non- controlling voting rights at December 31, 2023	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2024	Non- controlling interests at December 31, 2024	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2023	Non- controlling interests at December 31, 2023	Net income (loss) attributable to non- controlling interests for the year ended December 31, 2022
AMSA	South Africa	30.78%	30.78%	(98)	19	(67)	115	55
Société Nationale de Sidérurgie S.A. ("Sonasid")[1]	Morocco	67.57%	67.57%	8	111	3	115	5
AMKR	Ukraine	4.87%	4.87%	(11)	41	(15)	55	(68)
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	56	186	55	225	60
Hera Ermac[2]	Luxembourg	—	—	—	532	—	532	—
AMMC	Canada	15.00%	15.00%	109	543	149	561	183
Finocas[5]	Belgium	50.00%	50.00%	2	297	1	135	—
Arceo	Belgium	62.86%	62.86%	5	143	3	150	1
AML[3]	Liberia	15.00%	15.00%	(18)	(156)	(11)	(169)	—
ArcelorMittal Texas HBI[4]	USA	20.00%	20.00%	(17)	199	(8)	216	(9)
Other				5	148	(7)	172	9
Total				41	2,063	103	2,107	236
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

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
3.AML is incorporated in Cyprus. On December 17, 2024, December 21, 2023 and December 20, 2022, ArcelorMittal fully settled 200, 100 and 300 capital increases, respectively, in ArcelorMittal Liberia Ltd including 30, 15 and 45, respectively, on behalf of non-controlling interests.
4.On June 30, 2022, ArcelorMittal acquired a 80% controlling stake in ArcelorMittal Texas HBI (see note 2.2.4).
5.ArcelorMittal holds a 50% controlling interest in Finocas NV ("FInocas"). ArcelorMittal controls Finocas on the basis of a shareholders’ agreement which includes deadlock arrangements in favor of the Company. As from January 1, 2051, the Flemish Region has the right to acquire the 50% interest held in Finocas by the Company at a price equivalent to the fair market value of the shares on that date as determined by an independent expert if a capital decrease requested by any of the shareholders is not approved by the general meeting of shareholders.
The tables below provide summarized statements of financial position for the above-mentioned subsidiaries as of December 31, 2024 and 2023 and summarized statements of operations and summarized statements of cash flows for the years ended December 31,
2024, 2023 and 2022.

	December 31, 2024
Summarized statements of financial position	AMSA	Sonasid	AMKR	BBA	Hera Ermac	AMMC	Arceo	AML	Finocas	ArcelorMittal Texas HBI
Current assets	858	337	576	246	199	1,517	199	253	390	404
Non-current assets	426	117	1,157	183	990	3,252	32	1,518	205	713
Total assets	1,284	454	1,733	429	1,189	4,769	231	1,771	595	1,117
Current liabilities	812	273	872	87	55	499	—	1,143	2	97
Non-current liabilities	410	20	176	14	175	479	—	1,500	—	24
Net assets	62	161	685	328	959	3,791	231	(872)	593	996

	December 31, 2024
Summarized statements of operations	AMSA	Sonasid	AMKR	BBA	Hera Ermac	AMMC	Arceo	AML	Finocas	ArcelorMittal Texas HBI
Revenue	2,104	530	1,606	818	—	2,921	—	188	8	599
Net (loss) income	(317)	12	(221)	122	62	710	8	(118)	4	(88)
Total comprehensive income (loss)	(317)	9	(209)	118	62	720	8	(118)	4	(85)

	December 31, 2024
Summarized statements of cash flows	AMSA	Sonasid	AMKR	BBA	Hera Ermac	AMMC	Arceo	AML	Finocas	ArcelorMittal Texas HBI
Net cash provided by / (used in) operating activities	19	20	150	126	37	1,055	6	16	5	87
Net cash provided by / (used in) investing activities	(64)	(16)	(102)	(7)	(36)	(81)	(1)	(579)	(350)	(19)
Net cash provided by / (used in) financing activities	35	(9)	(49)	(117)	(1)	(872)	(6)	560	344	—
Impact of currency movements on cash	(1)	(2)	(1)	(4)	—	—	(6)	—	1	—
Cash and cash equivalents:
At the beginning of the year / at acquisition date	134	77	14	14	7	112	95	5	—	1
At the end of the year	123	70	12	12	7	214	88	2	—	69
Dividend to non-controlling interests	—	(7)	—	(49)	—	(128)	(3)	—	—	—

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2023
Summarized statements of financial position	AMSA	Sonasid	AMKR	BBA	Hera Ermac	AMMC	Arceo	AML	Finocas	ArcelorMittal Texas HBI
Current assets	1,058	318	561	293	166	1,860	205	186	52	361
Non-current assets	464	113	1,230	232	990	3,108	39	919	218	812
Total assets	1,522	431	1,791	525	1,156	4,968	244	1,105	270	1,173
Current liabilities	876	251	638	94	58	530	—	546	3	68
Non-current liabilities	273	17	168	15	200	504	—	1,512	—	25
Net assets	373	163	985	416	898	3,934	244	(953)	267	1,080

	December 31, 2023
Summarized statements of operations	AMSA	Sonasi d	AMKR	BBA	Hera Ermac	AMMC	Arceo	AML	Finocas	ArcelorMittal Texas HBI
Revenue	2,256	471	1,144	915	—	3,216	—	248	—	732
Net income (loss)	(217)	4	(328)	128	(51)	943	5	(85)	2	(40)
Total comprehensive income (loss)	(216)	13	(336)	127	(51)	935	5	(85)	2	(43)

	December 31, 2023
Summarized statements of cash flows	AMSA	Sonasid	AMKR	BBA	Hera Ermac	AMMC	Arceo	AML	Finocas	ArcelorMittal Texas HBI
Net cash provided by / (used in) operating activities	52	16	49	209	33	997	10	90	1	125
Net cash provided by / (used in) investing activities	(93)	(20)	(112)	(66)	509	(553)	(7)	(314)	(1)	(122)
Net cash provided by / (used in) financing activities	27	(13)	52	(148)	(535)	(538)	(3)	225	—	(6)
Impact of currency movements on cash	(9)	5	(1)	1	—	—	2	—	—	—
Cash and cash equivalents:
At the beginning of the year	157	89	26	18	—	206	93	4	—	4
At the end of the year	134	77	14	14	7	112	95	5	—	1
Dividend to non-controlling interests	—	(4)	—	(62)	—	(79)	(2)	—	—	(1)

	December 31, 2022
Summarized statements of operations	AMSA	Sonasid	AMKR	BBA	Hera Ermac	AMMC	Arceo	AML	Finocas	ArcelorMittal Texas HBI
Revenue	2,516	471	1,435	1,032	—	3,467	—	303	—	462
Net income (loss)	177	9	(1,429)	141	(55)	1,171	2	4	—	(43)
Total comprehensive income (loss)	178	15	(1,386)	140	(55)	1,273	2	4	—	(43)

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)

	December 31, 2022
Summarized statements of cash flows	AMSA	Sonasid	AMKR	BBA	Hera Ermac	AMMC	Arceo	AML	Finocas	ArcelorMittal Texas HBI
Net cash provided by / (used in) operating activities	22	30	77	202	17	1,159	6	154	—	125
Net cash provided by / (used in) investing activities	(69)	(14)	(73)	(59)	(11)	432	6	(452)	(39)	(133)
Net cash provided by / (used in) financing activities	5	(15)	(20)	(156)	(6)	(1,601)	(3)	300	39	—
Impact of currency movements on cash	(4)	(11)	(6)	—	—	—	(5)	—	—	—
Cash and cash equivalents:
At the beginning of the year	203	99	48	31	—	216	89	2	—	12
At the end of the year	157	89	26	18	—	206	93	4	—	4
Dividend to non-controlling interests	—	(10)	—	(71)	—	(237)	(2)	—	—	—
11.5.2 Transactions with non-controlling interests
Acquisitions of non-controlling interests, which do not result in a change of control, are accounted for as transactions with
owners in their capacity as owners and therefore no goodwill is recognized as a result of such transactions. In such
circumstances, the carrying amounts of the controlling and non-
controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent.
Transactions with non-controlling interests also include the mandatory convertible bonds (see note 11.2).
Following the subscription by the Flemish region and
ArcelorMittal on May 30, 2024 and December 9, 2024 of two
capital increases in Finocas, non-controlling interests increased by 172.
Put option liabilities
On March 30, 2022 Votorantim S.A. exercised the put option
right it has under its shareholders’ agreement with the Company with respect to its 2.9% preferred share interest in ArcelorMittal
Brasil following the acquisition of Votorantim S.A.'s long steel business in Brazil in 2018, which was subsequently renamed
ArcelorMittal Sul Fluminense ("AMSF"). The exercise price of the put option is calculated pursuant to an agreed formula in the shareholders’ agreement which applies a 6 times multiple of
ArcelorMittal Brasil Longs Business EBITDA in the four
immediately preceding calendar quarters from the date of the put option exercise (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events) less an assumed net debt of BRL 6.2 billion times 15%. The
Company determined that it has a present ownership interest in the preferred shares subject to the put option. Accordingly, it recognized at acquisition date of AMSF a 328 financial liability at amortized cost and measured at the present value of the
redemption amount. As of December 31, 2022, the Company
calculated the put option exercise price in the amount of
BRL1.0 billion (179). Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price and filed a request for arbitration on September 28, 2022.
The definition of the final put option exercise price will be subject to the arbitration procedure. In January 2023, ArcelorMittal
Brasil settled the undisputed amount it accepts as the value of the put option for 179 (see note 9.3).
On June 3, 2021, following an amendment to the shareholders'
agreement signed between the Company and non-controlling
interests in NSI, an entity in which ArcelorMittal holds a 50%
controlling stake and which holds a 64.86% interest in Sonasid in Morocco, the Company granted to such non-controlling
interests a put option to buy the totality of their shares in NSI exercisable by its holders during the periods between December
5, 2027 to December 4, 2029 and December 5, 2032 to
December 4, 2034. The carrying amount of the financial liability at amortized cost was 114 and 116 as of December 31, 2024
and 2023, respectively, and is measured at the present value of the redemption amount (see note 9.2).
In conjunction with the acquisition of an 80% interest in
ArcelorMittal Texas HBI on June 30, 2022, ArcelorMittal granted to voestalpine a put option exercisable at the end of the fifth, tenth and fifteenth year subsequently to the acquisition date.
The carrying amount of the financial liability at amortized cost was 176 and 158 as of December 31, 2024 and 2023,
respectively and is measured at the present value of the
redemption amount of the written put option based on the lower of equity value increased by an annual contractual return and fair value (see notes 2.2.4 and 9.2).
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
Related parties include the Significant Shareholder, which is the trustee of a fully discretionary trust of which Mr. Lakshmi N.
Mittal and Mrs. Usha Mittal are beneficiaries and which owns, together with shares owned directly by Mr. and Mrs. Mittal,
39.88% of ArcelorMittal’s issued ordinary shares.
Transactions with related parties of the Company mainly relate to sales and purchases of raw materials and steel products and were as follows:
12.1    Sales and trade receivables

		Year ended December 31,			December 31,
		Sales			Trade receivables
Related parties and their subsidiaries where applicable	Category	2024	2023	2022	2024	2023
Calvert	Joint Venture	3,231	3,405	3,521	26	17
Gonvarri Steel Industries [1]	Associate	2,091	2,474	2,526	60	98
Aperam	Other	382	445	536	31	44
Borçelik	Joint Venture	287	371	427	11	33
Bamesa	Associate	269	345	311	20	33
Tuper	Joint Venture	231	238	336	53	39
ArcelorMittal CLN Distribuzione Italia	Joint Venture	198	214	333	2	1
Tameh	Joint Venture	168	214	292	24	16
Coils Lamiere Nastri (C.L.N.)	Associate	144	185	195	11	21
WDI [2]	Associate	128	183	195	9	1
ArcelorMittal RZK Çelik Servis Merkezi	Joint Venture	61	88	177	16	2
AMNS India	Joint Venture	47	101	69	3	1
Other [3]		528	562	826	56	66
Total		7,765	8,825	9,744	322	372
1.Gonvarri Steel Industries include mainly the joint ventures ArcelorMittal Gonvarri Brasil Productos Siderúrgicos and ArcelorMittal Gonvarri SSC Slovakia.
2.WDI includes Westfälische Drahtindustrie Verwaltungsgesellschaft mbH & Co. KG and Westfälische Drahtindustrie GmbH.
3.Other includes  Acciaierie d'Italia until February 20, 2024 (refer note 2.4.1).
12.2    Purchases and trade payables

		Year ended December 31,			December 31,
		Purchases			Trade payables
Related parties and their subsidiaries where applicable	Category	2024	2023	2022	2024	2023
Tameh	Joint Venture	550	669	830	89	111
Global Chartering	Joint Venture	276	296	413	7	13
Integrated Metal Recycling	Joint Venture	130	125	99	8	1
Aperam	Other	126	92	126	17	10
Alkat	Associate	116	75	90	13	12
Exeltium	Associate	87	85	85	14	16
AMNS India	Joint Venture	84	96	105	11	20
Baycoat	Joint Venture	70	62	60	8	8
CFL Cargo	Associate	69	59	52	11	4
Enerfos	Joint Venture	57	60	44	13	21
Sitrel	Joint Venture	53	60	110	—	3
Other		380	370	286	100	141
Total		1,998	2,049	2,300	291	360

Consolidated financial statements
(millions of U.S. dollar, except share and per share data)
12.3    Other transactions with related parties
On December 3, 2014, ArcelorMittal Calvert LLC signed a
member capital expenditure loan agreement with Calvert; as of
December 31, 2024 and 2023, the loans amounted to 253 and
230, respectively, including accrued interest. The loans bear interest from 2.28% to 6.93% and have various maturity dates ranging from less than 1 to 25 years.
On November 8, 2019, Baffinland entered into an agreement
with a bank to finance up to 6 million tonnes at 78% of the value of the iron ore produced and hauled to the port of Milne Inlet by
Baffinland up to a limit of 450. This arrangement was renewed several times since then, and most recently on November 23,
2023. The renewal provided for the bank to finance 87% of the value of the iron ore produced and hauled to the port of Milne
Inlet by Baffinland up to a limit of 600. On January 30, 2025,
Baffinland entered into a new agreement with a bank to finance with revised financing percentages and limits.
NOTE 13: SUBSEQUENT EVENTS
On February 10, 2025, the U.S. administration signed an order to implement 25% tariffs on all steel and aluminum imports. This order becomes effective on March 12, 2025. The Company
considers these events as subsequent non-adjusting events.
Although neither the Company’s performance and going
concern nor operations, at the date of authorization of issuance of these consolidated financial statements, have been
significantly impacted by the above, the Company continues to monitor the evolving situation and its impact on its financial position and operations. It may also impact certain of the
Company's estimates. The imposition of tariffs may in the short term result in higher steel prices; it is uncertain to which extent the European Union, Canada or other countries or regions may announce retaliatory protectionist measures (as it was the case in 2018) as a result of these tariffs and what may be the
outcome of ongoing bilateral negotiations between the U.S. and certain other countries. In 2018 the impact of tariffs was largely mitigated with the resulting increase in selling prices and
customer agreements to bear part of the cost. Export sales of steel products from the Company to the U.S. market
represented 6.7 billion in 2024 of which third party sales are largely high added-value products.